Form 20-F
period 2002-12-31
TELE CELULAR SUL PARTICIPACOES SA
filed 2003-06-18
CIK 1066116

As filed with the Securities and Exchange Commission on June 18, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

Commission file number: 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.

(Exact Name of Registrant as Specified in Its Charter)

Tele Cellular Sul Holding Company	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Comendador Araújo, 299 — 3º andar
80420-000 Curitiba, PR, Brazil

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered

Preferred Shares, without par value* American Depositary Shares, each representing 10,000 Preferred Shares	New York Stock Exchange New York Stock Exchange

*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

129,357,833,871 Common Shares, without par value

213,612,105,811 Preferred Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months
(or for such shorter period that the registrant was required to file such reports)
and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

i

PRESENTATION OF INFORMATION

     In this annual report, Tele Celular Sul Participações S.A. is referred to as “Tele Celular Sul” or the “Holding Company,” a corporation organized under the laws of the Federative Republic of Brazil. References to “we,” “us” and “our” are to Tele Celular Sul together with Telepar Celular S.A. (“Telepar Celular”), Telesc Celular S.A. (“Telesc Celular”) and CTMR Celular S.A. (“CTMR Celular”), each a subsidiary of Tele Celular Sul and a corporation organized under the laws of the Federative Republic of Brazil. References to “Subsidiaries” are to Telepar Celular, Telesc Celular and CTMR Celular, collectively.

     The Holding Company was formed as a result of the breakup (the “Breakup”) of Telecomunicações Brasileiras S.A. (“Telebrás”) by Brazil’s federal government (the “Federal Government”) in May 1998. Before the Breakup, Telebrás and the Predecessor Companies were jointly known as the “Telebrás System,” and were the primary providers of telecommunications services in Brazil. Each of the Subsidiaries was formed in January 1998 by transferring the assets and liabilities of the cellular telecommunications operations of Telecomunicações do Paraná S.A. (“Telepar”), Telecomunicações de Santa Catarina S.A. (“Telesc”) and Companhia Telefônica Melhoramentos e Resistência S.A. (“CTMR”), at their indexed historical cost, to Telepar Celular, Telesc Celular and CTMR Celular, respectively. Telepar, Telesc and CTMR were operating companies controlled by Telebrás. References to “Predecessor Companies” are to Telepar, Telesc and CTMR, collectively.

     References in this annual report to the “Preferred Shares” and the “Common Shares” are to the preferred shares and common shares, respectively, of Tele Celular Sul. References to the “American Depositary Shares” or “ADSs” are to Tele Celular Sul’s American Depositary Shares, each representing 10,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”), which are listed on the New York Stock Exchange (“NYSE”).

     We provide cellular telecommunications services in the Brazilian states of Paraná (other than the municipalities of Londrina and Tamarana) and Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul (collectively, the “Region”) under authorizations obtained from the Brazilian Federal Government (“Federal Government”).

Presentation of Financial Information

     Brazilian Corporate Law accounting method and U.S. GAAP

     Our audited consolidated financial statements for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002, are our consolidated financial statements (“Consolidated Financial Statements”), which were prepared in accordance with the Brazilian Corporate Law accounting method and in conformity with accounting requirements and procedures established by the Brazilian securities commission, the Comissão de Valores Mobiliários (“CVM”), and the related rules applicable to telecommunications service operators. The rules according to which our Consolidated Financial Statements were prepared differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 31 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2001 and 2002 and net income for the years ended December 31, 2000, 2001 and 2002.

     Currency References

     All references herein to:

•	“real,” “reais” or “R$” are to the Brazilian reais (plural) and to the Brazilian real (singular), the official currency of the Federative Republic of Brazil; and

•	“U.S. dollars,” “dollars” or “US$” are to United States dollars.

FORWARD LOOKING INFORMATION

     This annual report contains certain forward-looking statements. We, and our representatives, may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are also forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed on pages 9 to 14 herein, include, but are not limited to, those resulting from the short history of our operations as an independent, private-sector entity and the introduction of competition to, and the size of, the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of our operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

     The selected financial data presented below for the five years ended December 31, 2002 are derived from our Consolidated Financial Statements. In 2002 and 2001, our Consolidated Financial Statements were audited by Ernst & Young Auditores Independentes S/C. In 2000, our Consolidated Financial Statements were audited by PricewaterhouseCoopers Auditores Independentes. In 1999, our Consolidated Financial Statements were audited by Arthur Andersen S/C. In 1998, our Consolidated Financial Statements were audited by Deloitte Touche Tohmatsu S/C. The data should be read in conjunction with our Consolidated Financial Statements, related notes, and other financial information included herein.

     The following paragraphs discuss some important features of the presentation of the selected financial data and our Consolidated Financial Statements. These features should be kept in mind in evaluating the financial data and in reading “Item 5. “Operating and Financial Review and Prospects.”

     Brazilian Corporate Law Accounting Method, Brazilian GAAP and U.S. GAAP

     Our Consolidated Financial Statements have been prepared in accordance with the Brazilian Corporate Law accounting method, which differs in certain material respects from U.S. GAAP. For many years prior to 2000, we prepared our financial statements for purposes of filing reports with the Securities and Exchange Commission (the “Commission”) in accordance with a specific rule published by the Brazilian Institute of Accountants (“Brazilian GAAP”). The accounting principles embodied in Brazilian GAAP and the Brazilian Corporate Law accounting method are generally identical, except that Brazilian GAAP requires historical financial information to be restated in constant reais as of the end of the period presented, using the integral restatement method (correção monetária integral), except when, by determination of the Brazilian Institute of Accountants, the rate of inflation for the period is so low as to render insignificant the effect of any such restatement. Early in 2001, the Commission announced that Brazilian companies could present their financial information in accordance with the Brazilian Corporate Law accouting method, which has excluded monetary restatement of historical financial information since 1995, following the end of hyperinflation in Brazil in the early 1990’s. In connection with the change in accounting methods in fiscal year 2000, we restated our financial statements for all prior periods for consistent presentation. The Brazilian Corporate Law accounting method differs in certain material respects from U.S. GAAP. See Note 31 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2001 and 2002, and net income for the years ended December 31, 2000, 2001 and 2002.

     Accounting Consequences of the Breakup of Telebrás

     The formations of the Holding Company and the Subsidiaries have been accounted for as a reorganization of entities under common control in a manner similar to a pooling of interests. In January 1998, the assets and liabilities of the cellular telecommunications businesses of Telepar, Telesc, and CTMR were transferred to our Subsidiaries at their indexed historical cost. In addition, the assets that were transferred from Telebrás to us resulted in an increase of R$90.0 million to the book value of our total assets, compared to the assets carried by our Subsidiaries before the break-up. The amount of our current distributable retained earnings includes retained earnings allocated to us in the Breakup of Telebrás.

     Corporate Reorganization to Transfer Goodwill

     On June 30, 2000, our management implemented a corporate restructuring to transfer to our Subsidiaries the premium (“Goodwill”) paid by Bitel Participações S.A. (“Bitel”) for the acquisition of control of Tele Celular Sul. The Goodwill was recorded as an asset. The transfer of Goodwill resulted in a potential tax benefit, increasing our ability to generate free cash flow. Commencing in 1998, the Goodwill was amortized by Bitel using an amortization rate of 4% per annum. After the transfer to our Subsidiaries, the balance of the Goodwill has been amortized under the straight-line method over the remaining eight years. See Note 1.b to our Consolidated Financial Statements. The amortization of Goodwill is expected to reduce our consolidated operating income in future years, and to reduce our Subsidiaries’ income and social contribution taxes payable in those years, not affecting the consolidated net operating income.

     Minority Interests

     For 1998, 1999, 2000 and 2001, “minority interests” reflect the interest of shareholders other than Tele Celular Sul in each of Telepar Celular, Telesc Celular and CTMR Celular. In December 2002, we completed a corporate restructuring in which Telesc Celular and CTMR Celular became wholly-owned subsidiaries of Telepar Celular. As of December 31, 2002, we retained a 90.2% interest in the voting capital of Telepar Celular, and minority shareholders owned interests amounting to 9.8% of the voting capital of Telepar Celular. See Note 3.r to our Consolidated Financial Statements.

Selected Financial Data

     The following selected financial data for the five years ended December 31, 2002 are derived from our Consolidated Financial Statements. In 2002 and 2001, our Consolidated Financial Statements were audited by Ernst & Young Auditores Independentes S/C. In 2000, our Consolidated Financial Statements were audited by PricewaterhouseCoopers Auditores Independentes. In 1999, our Consolidated Financial Statements were audited by Arthur Andersen S/C. In 1998, our Consolidated Financial Statements were audited by Deloitte Touche Tohmatsu S/C. The data should be read in conjunction with our Consolidated Financial Statements, related notes, and other financial information included herein.

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(thousands of reais, unless otherwise indicated)
Statement of Income Data:
Brazilian Corporate Law
Net operating revenue	R$504,201	R$680,447	R$716,887	R$791,429	R$891,264
Cost of goods and services	(183,618)	(417,020)	(364,468)	(406,033)	(486,383)

Gross profit	320,583	263,427	352,419	385,396	404,881
Operating expenses:
Selling expenses	(68,176)	(139,834)	(201,150)	(181,424)	(185,446)
General and administrative expenses	(40,514)	(64,211)	(76,300)	(71,909)	(83,346)
Other net operating income (expense)	6,255	6,133	(14,522)	(15,584)	(14,902)
Equity investment	—	—	—	(1,888)	(4,288)

Operating income before financial income (expenses)	218,148	65,515	60,447	114,591	116,899
Net financial income (expense)	24,654	(32,188)	(57,904)	(44,405)	18,959

Operating income	242,802	33,327	2,543	70,186	97,940
Net non-operating (income) expense	(38,241)	(5,823)	3,507	10	(127)

Income before taxes and minority interests	204,561	27,504	6,050	70,196	97,813
Income and social contribution taxes	(48,507)	(529)	6,320	672	(19,473)
Minority interests	(32,059)	7,357	2,998	(10,979)	(12,566)

Net income	123,995	34,332	15,368	59,889	65,774

Net income (loss) per 1,000 shares outstanding (reais)	0.37	0.10	0.05	0.18	0.19

U.S. GAAP

Net operating revenues	495,052	689,596	716,887	791,429	891,264
Operating income (loss)	217,815	20,832	(4,875)	56,214	104,414
Net income	R$110,322	R$20,317	R$6,673	R$48,111	R$87,992
Earnings per 1,000 common shares (reais) (1)	R$0.330	R$0.061	—	R$0.143	R$0.257
Earnings per 1,000 preferred shares (reais) (1)	R$0.330	R$0.061	R$0.032	R$0.143	R$0.257

	As of December 31,

	1998	1999	2000	2001	2002

	(thousands of reais, unless otherwise indicated)
Balance Sheet Data:
Brazilian Corporate Law
Property, plant and equipment, net	623,499	791,022	837,165	775,575	655,949
Total assets	905,178	1,152,524	1,461,553	1,502,179	1,647,885
Loans, financing and debentures	60,194	222,198	352,785	334,386	321,085
Shareholders equity	540,861	560,966	770,081	808,329	845,330
Capital stock	175,872	175,872	175,772	245,033	324,666
Number of shares outstanding: (2)
Common shares	124,369	124,369	124,369	127,189	129,358
Preferred shares	210,030	210,030	210,030	210,030	213,612
Dividends per 1,000 shares – in Reais (3)	R$0.11	R$0.04	R$0.04	R$0.06	R$0.08
Dividends per 1,000 shares – in U.S. dollars (3)(4)	US$0.09	US$0.02	US$0.02	US$0.03	US$0.02

U.S. GAAP
Property, plant and equipment, net	667,668	850,234	907,502	791,442	668,049
Total assets	937,790	1,181,699	1,476,327	1,505,553	1,713,002
Loans and financing	60,194	222,198	352,785	343,558	349,356
Shareholders’ equity	562,468	563,163	772,823	790,052	849,271

(1)	Earnings per share are determined based upon the weighted average number of shares outstanding during the period. See Note 31.III.h to our Consolidated Financial Statements.
(2)	Refers to millions of shares.
(3)	Dividends per share have been computed as the sum of dividends and interest on shareholders’ equity (“juros sobre capital próprio,” according to Brazilian law), an alternative under Brazilian Corporate Law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders’ equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual ordinary meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders’ equity, divided by the total number of Common Shares and Preferred Shares outstanding as of the common shareholders’ meeting date. See “—Additional Information — Taxation — Brazilian Tax Considerations — Distribution of Interest on Capital.”
(4)	Amounts expressed in U.S. dollars, according to the exchange rate applicable at the date of the relevant common shareholders’ ordinary meeting that approved the distribution of dividends and interest on shareholders’ equity.

In 2002, in accordance with a new CVM rule, we began classifying employees’ profit sharing expense as general and administrative expense instead of as a separate line item below operating income before interest. All years prior to 2002 were restated for consistent presentation. Employees’ profit sharing expenses amounted to R$965 thousand, R$2,103 thousand, R$2,262 thousand, R$4,129 thousand and R$4,222 thousand in 1998, 1999, 2000, 2001 and 2002, respectively.

Exchange Rates

     We pay any cash dividends, interest on shareholders’ equity and any other cash distributions with respect to our Preferred Shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and other distributions in Brazilian currency on our Preferred Shares represented by ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will affect the U.S. dollar equivalent of the price of our Preferred Shares on the Brazilian stock exchanges. In addition, exchange rate fluctuations may also affect our results of operations. See “Item 5. Operating and Financial Review and Prospects Foreign Exchange and Interest Rate Exposure.”

     There are two legal currency exchange markets in Brazil: the commercial rate currency exchange market (“Commercial Market”) and the floating rate currency exchange market (“Floating Market”). The Commercial Market is reserved primarily for currency exchange transactions in connection with foreign trade transactions, and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of foreign investments registered with the Brazilian Central Bank (“Central Bank”). Commercial Market transactions may be carried out exclusively through a Brazilian financial institution authorized to operate in this market. As used herein, the Floating Market applies to currency exchange transactions in connection with transactions other than the ones conducted through the Commercial Market.

     Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange markets from time to time in order to keep the currency exchange rate within these limits. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real/U.S. dollar rate was permitted to fluctuate, but subsequent Central Bank intervention failed to keep the exchange rate within the new band. On January 15, 1999, the Central Bank announced that the real would be permitted to float freely, with Central Bank intervention to take place only in times of extreme volatility. Since January 20, 1999, there has been no exchange rate band between the real and the U.S. dollar, and the real value of the dollar has been allowed to float. During this time, the Central Bank has intervened only occasionally to control unstable movements in foreign exchange rates, and the real-U.S dollar exchange rate has experienced considerable fluctuations. From January 20, 1999 to June 6, 2003, the real depreciated by approximately 45.23% relative to the U.S dollar. We cannot predict whether the Central Bank will continue to allow the real to float or whether real foreign-exchange rates will remain stable. See “—Risk Factors.”

     The following table sets forth the Noon Buying Rate, published by the Federal Reserve Bank of New York, expressed in reais per U.S. dollar, for the periods indicated.

	Average for
Period	Period (1)	High	Low

1998	1.1604	1.2090	1.1162
1999	1.8135	2.2000	1.2074
2000	1.8330	1.9840	1.7230
2001	2.3220	2.7850	1.9720
2002	2.9969	3.9450	2.2650
December 2002	3.6268	3.7950	3.4390
January 2003	3.4375	3.6590	3.2650
February 2003	3.5955	3.6640	3.5350
March 2003	3.4567	3.5700	3.3320
April 2003	3.1090	3.3290	2.8870
May 2003	2.9517	3.0200	2.8750
2003 (through June 6, 2003)	3.1935	3.6640	2.8750

(1)	Average of the rates on the last day of each month in the period.

On June 6, 2003, the Noon Buying Rate was R$ R$2.8850 to US$1.00.

     Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989, and early 1990, for example, the Federal Government froze all dividend and capital repatriations that were owed to foreign equity investors. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that similar measures will not be taken by the Federal Government in the future.

Risk Factors

     Risks Relating to Us

     The conversion of our SMC concessions into PCS authorizations will have a significant impact on our business.

     In December 2002, our Subsidiaries converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under Personal Communications Services (“PCS”) regulations. The SMC regulations differ significantly from the PCS regulations. We expect to meet our obligations under the PCS regulations, but there is no assurance that we will be able to do so. A failure to comply with the PCS regulations may have a material adverse effect on our business, financial condition and results of operations.

     We may not receive as much interconnection revenue as we receive today.

     In order for a customer of another telecommunications service provider to connect to one of our customers, it will be necessary to use a portion of our network. In situations like these, when our network is used for a call initiated by a customer of another telecommunications service provider (“Incoming Call”), we are paid a fee by that service provider for every minute our network is used. Similarly, we pay a fee to other telecommunications service providers for every minute that their network is used in connection with calls originating from our customers (“Outgoing Call”). Our customers may spend more time placing Outgoing Calls than receiving Incoming Calls. As a result, we may receive less interconnection revenue or pay more interconnection fees than we presently do, with adverse effects to our financial condition and results of operation. Furthermore, as a result of our conversion to PCS authorizations, we will be subject to the CSP (Código de Seleção de Prestadora) Program promulgated by Anatel under the PCS regulations, which will allow customers to choose long distance carriers on a per call basis. While under the concessions, we had the right to charge VC2 and VC3 rates for long distance calls placed by our customers. Upon the effectiveness of the CSP Program, we will no longer have the right to charge VC2 and VC3 rates for long distance calls. As a result, we may receive less interconnection revenue, with adverse effects to our business, financial condition and results of operations.

The technology we use has limitations that could restrict our ability to switch to more advanced technologies.

     The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by:

•	the introduction by Anatel of the PCS regime, under which telecommunications service providers are allowed to use the advanced global system for mobile communication technology (“GSM”);

•	shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements; and

•	ongoing improvements in the capacity and quality of digital technology available in Brazil.

     We currently use time-division multiple access technology (“TDMA”) in our cellular telecommunications services we provide and plan to offer GSM, as well, during the second half of 2003.

We rely on a small number of suppliers and vendors, and if they fail to provide us with services or equipment on a timely and cost-effective basis, our business could be adversely affected.

     We rely on a small group of vendors for our switch and cellular site equipment. If we had to replace our primary suppliers of switch and cellular equipment, we would suffer additional costs and delays on our current replacement schedules. We may have to change our suppliers and vendors in the future, resulting in material adverse effects to our business, financial condition and results of operations.

Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

     Our business, as a cellular telecommunications services provider, depends on our ability to manage successfully our expansion and on continuous investments in connection with our cellular telecommunications services network. We believe our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	increasing marketing activities; and

•	attracting, training and retaining qualified management, technical and sales personnel.

     These activities are expected to place significant demand on our managerial, operational and financial resources. Failure to successfully manage our expected growth could impair our ability to maintain the quality of our services, with adverse effects to our business, financial condition and results of operations.

Significant competition in our market may adversely affect our results of operations.

     Our results of operations have been adversely affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. Several licenses have been granted for cellular telecommunications services in the our areas of authorization, and the Federal Government auctioned additional licenses for PCS on frequency ranges referred to as Bands C, D and E during 2001 and 2002.

     Increasing competition may continue to adversely affect our market share and margins. Increased competition may cause increasing rates of customer turnover, adversely affecting our business, financial condition and results of operations. Our ability to compete successfully will depend on marketing and our ability to anticipate and respond to competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. We may face competitors with greater access to financial resouces and capital markets than us. We cannot predict which of many possible factors will be important to maintaining our competitive position or what expenditures will be required to develop and provide such technologies, products or services.

We may be unable to respond to the recent trend toward consolidation in the Brazilian wireless telecommunications market.

     We believe there has been a trend of consolidation in the Brazilian telecommunications market, with possible joint ventures, mergers and acquisitions among telecommunications service providers in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations.

Our controlling shareholder may exercise its control in a manner that differs from the best interests of other shareholders.

     Telecom Italia Mobile S.p.A. (“TIM”), a corporation organized under the laws of Italy, indirectly owned approximately 52.06% of our Common Shares and 20.68% of our total capital on December 31, 2002. TIM has had the ability to determine those actions of ours that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. In addition, TIM may exercise this control in a manner that differs from the best interests of other shareholders.

Risks Relating to the Brazilian Telecommunications Industry

We are subject to various obligations in the performance of our activities, with which we may be unable to comply.

     We are subject to compliance with various obligations arising from different laws and regulations in the performance of our telecommunications services, including, but not limited to, the obligations arising from the following:

•	the rules set forth by Anatel;

•	the authorizations granted to our Subsidiaries; and

•	the General Telecommunications Law (Lei no. 9, 472/97, as amended).

     We believe we are materially in compliance with our obligations arising out of such laws, regulations and authorizations, but we cannot give you any assurance that we will be able to continue to do so in the future. In addition, changes in the laws and regulations to which we are subject, including those changes in response to technological advances that we may not be able to implement, may render us unable to comply with our obligations in the future, with material adverse effects to our business, financial condition and results of operations. Furthermore, the Lula administration has indicated that it will take a more active role in regulating the telecommunications sector. We cannot predict the impact of any of these regulatory developments on our business, financial condition and results of operations.

Risks Relating to Brazil

Brazilian political and economic conditions may have a material adverse effect on our business and a direct impact on the market price of the Preferred Shares and ADSs.

     The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policies have often involved, among other things, high interest rate environments, currency devaluations and exchange controls, tariff and import quotas, electricity consumption controls, and other measures, such as the freezing of bank accounts, which occurred in 1990.

     Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including us, and on market conditions and prices of Brazilian securities, including our Preferred Shares and ADSs. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to these factors:

•	devaluations and other exchange rate movements;

•	inflation;

•	exchange control policies;

•	social instability;

•	price instability;

•	energy shortages;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

     In addition, we cannot predict the effect that the policies of the Lula administration, which took office in January 2003, may have on Brazilian economic conditions or on our financial condition or results of operations. The Lula administration has announced that it expects to implement reforms in the Brazilian social security and welfare systems to address underfunding and in Brazil’s tax and bankruptcy laws. To date, no significant legislative or regulatory changes have been made by the Brazilian government. Future developments or non-developments in the Brazilian economy and government policies may reduce demand for our services or products, adversely affect its financial condition and results of operations, and impact the market price of the Preferred Shares and ADSs.

Devaluation of the real may adversely affect Brazilian economic conditions and our financial condition.

     Devaluation of the real relative to the U.S. Dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb inflation. On the other hand, appreciation of the real against the U.S. Dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures by the Brazilian government aimed at stabilizing the real is uncertain.

A devaluation of the real may affect our ability to meet our foreign currency-denominated obligations and result in a decline in the market prices of our Preferred Shares and ADSs.

     Brazilian currency historically has suffered frequent devaluations. As a result of inflationary pressures, the real and its predecessor currencies have been devalued periodically over the last four decades. During this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the real and the U.S. Dollar and other currencies. See “Item 3—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     The real fell in value relative to the U.S. dollar by 18.7% and 52.3% in 2001 and 2002, respectively. During 2001, the real experienced a period of significant devaluation, due in part to the economic uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. During 2002, the real experienced further devaluation, due in part to the continued global economic slowdown and speculation related to the Presidential election in October 2002.

     A depreciation of the real could significantly increase the cost in reais of dollar-determined costs, such as those that we may need to incur in connection with new investments to change technology (for example, from our current TDMA technology to GSM technology). In the event of a significant devaluation of the real in relation to the U.S. dollar or other currencies, our ability to meet our foreign-currency denominated obligations could be adversely affected, because our revenues are primarily reais-based. Further devaluations of the real relative to the U.S. dollar would reduce the U.S. dollar value of distributions and dividends on the ADSs and also may reduce the market prices of our Preferred Shares and the ADSs.

If Brazil experiences substantial inflation in the future, the market prices of our Preferred Shares and ADSs may be reduced.

     In the past, Brazil has experienced extremely high rates of inflation. According to Brazil’s general price index (“IGP-M”), the inflation rate was 20.1% in 1999, 9.9% in 2000, 10.4% in 2001, 25.3% in 2002 and 6.3% for the three months ended March 31, 2003. Inflation itself and some governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future governmental actions also have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. Since 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, during this period, there have been inflationary pressures and actions taken to curb inflation which, together with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market. Brazil may experience high levels of inflation in the future. There can be no assurance that the lower levels of inflation experienced since 1994 will continue. Future governmental actions, including actions to adjust the value of the real, could trigger increases in inflation.

     If Brazil experiences substantial inflation in the future, our costs may increase, and our operating and net margins may decrease. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, and if investor confidence lags, the prices of our Preferred Shares and ADSs may fall. Inflationary pressures also could result in our inability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy. Future inflation could adversely affect our results of operations and financial condition.

Adverse changes in Brazilian economic conditions could cause an increase in customer defaults on their outstanding obligations to us, which could materially reduce our earnings.

     Our operations are significantly dependent on our customers’ ability to make payments on their accounts. If the Brazilian economy worsens because of, among other factors, the level of economic activity, devaluation of the real, inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to make timely payments for services, which would increase our past due accounts and could materially reduce our net earnings.

Developments in other emerging market countries may adversely affect the Brazilian economy, limit our access to international capital markets and negatively impact the market prices of our Common Shares, Preferred Shares and ADSs.

     We believe international investors in general consider Brazil to be an emerging market. The Brazilian economy and the securities of Brazilian companies always have been, to varying degrees, influenced by economic and market conditions in other emerging market countries, particularly in Latin America, as well as investors’ responses to those conditions. Although economic conditions are different in each country, investors’ reactions to adverse developments in one country may affect the market prices of securities of issuers in other countries, including Brazil. For example, the 1997 Asian economic crisis and the 1998 Russian debt moratorium and the devaluation of the Russian currency triggered market volatility in Latin America and securities markets in other emerging market countries. Adverse developments in emerging market countries could lead to a reduction in demand for, and the market price of, our Preferred Shares and ADSs.

     As a result of economic and market conditions in other emerging markets, Brazil in some periods has experienced a significant outflow of U.S. dollars, and Brazilian companies have faced higher costs for raising funds, both in Brazil and abroad, and have been impeded from accessing international capital markets. There can be no assurance that international capital markets will remain open to Brazilian companies or that prevailing interest rates in these markets will be advantageous to Brazilian companies.

State and municipal defaults may adversely affect the market price of the Preferred Shares and ADSs.

     We may be adversely affected by defaults by state and municipal governments. In January 1999, the Brazilian States of Minas Gerais and Rio Grande do Sul suspended payments on their debt to the Federal Government, and seven States requested the renegotiation of their financing agreements with the Federal Government. Although these States subsequently reinitiated their debt payments, any defaults that may occur in the future and the perceived risks of defaults by state and municipal governments may undermine investor confidence, have a negative effect on the Brazilian economy and/or negatively impact the relevant region. If the Brazilian economy or any of the regional economies in which we operate were to be adversely affected by a default, our operations and the market price of the Preferred Shares and ADSs may be adversely affected.

Enforcement of rights in Brazil may be difficult.

     Our officers and many of our advisors reside in Brazil, and a substantial portion of the assets of these persons and our assets are located in Brazil. We are not aware of any treaty between the United States and Brazil regarding the reciprocal enforcement of judgments. It may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Similarly, it may not be possible to enforce judgments of non-Brazilian courts in Brazil, including judgments predicated on civil liability under the U.S. securities laws against us or our directors and officers.

Risks Relating to Our ADSs

Holders of Preferred Shares have limited voting rights.

     Of our two classes of capital stock outstanding, only our Common Shares have full voting rights. Except in certain limited circumstances, our Preferred Shares will be entitled to vote only in the event that we fail to pay the minimum dividends for a period of three consecutive years. As a result, holders of our Preferred Shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the Depositary.

     Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All Preferred Shares underlying the ADSs are registered in the name of the Depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the Depositary as to how to vote the Preferred Shares represented by ADSs, in accordance with procedures provided for in the Deposit Agreement, but a holder of ADSs will not be able to vote the underlying Preferred Shares directly at a shareholders’ meeting or to appoint a proxy to do so.

Holders of ADSs or Preferred Shares in the United States may not be entitled to participate in future preemptive rights of offerings.

     Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally be permitted to allow holders of ADSs or Preferred Shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the Commission with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the Commission and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure the holders of ADSs or Preferred Shares in the United States that we will file a registration statement with the Commission to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in us may be diluted proportionately.

Restrictions on the movement of capital out of Brazil may hinder ADS investors’ ability to receive dividends and distributions on, and the proceeds of any sale of, our Preferred Shares.

     The Federal Government may impose temporary restrictions on the conversion of reais into foreign currencies, and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

     Any restrictions by the Federal Government on capital outflow may hinder or prevent investors from converting the proceeds relating to our Preferred Shares into U.S. dollars and remitting those proceeds abroad. Investors could be adversely affected by delays in obtaining any required governmental approval for conversion of reais payments and remittances abroad in respect of our Preferred Shares underlying the ADSs.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

     Tele Celular Sul Participações S.A. is a corporation organized under the laws of the Federative Republic of Brazil and one of the New Holding Companies formed as a result of the Breakup of Telebrás by the Federal Government in May 1998.

     Our headquarters are located at Rua Comendador Araújo, 299 – 3rd floor, 80420-000, Curitiba, Paraná, Brazil, and our telephone number is +55 (41) 312-6702.

Historical Background

     Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and the Predecessor Companies, comprising the Telebrás System, acquired almost all the other telephone companies operating in Brazil and controlled the public telecommunications services in almost all the Brazilian territory.

     Beginning in 1995, the Federal Government undertook a comprehensive reform of the Brazilian telecommunications regulatory system. In July 1997, the Brazilian Congress passed the General Telecommunications Law, which provided for the establishment of a new regulatory framework, the creation of Anatel, the introduction of competition in the Brazilian telecommunications services market, and the sale of control of the New Holding Companies to private investors.

     In January 1998, in preparation for the Breakup of Telebrás, the cellular telecommunications operations of the Predecessor Companies were transferred to newly created companies. Telepar Celular, Telesc Celular and CTMR Celular were created in connection with this corporate reorganization, along with other cellular companies that also started operating under the Telebrás System.

     In May 1998, through the Breakup of Telebrás, 12 New Holding Companies were formed. The restructuring was conducted by means of a procedure called cisão under Brazilian Corporate Law. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies. The New Holding Companies, together with their respective subsidiaries, consisted of:

•	eight cellular telecommunications service providers, each operating in one of eight regions, each a cellular region;

•	three fixed-line telecommunications service providers, each providing local service and intraregional long-distance service in one of three regions, each a fixed-line region; and

•	Embratel Participações S.A. (“Embratel”), which provides domestic long-distance telecommunications service, including intraregional and interregional, as well as international telecommunications service throughout Brazil.

     Tele Celular Sul is one of the New Holding Companies. In the Breakup of Telebrás, Tele Celular Sul was allocated all of the share capital of Telepar Celular, Telesc Celular and CTMR Celular then held by Telebrás. The New Holding Company providing fixed-line telecommunications service in our Region is Brasil Telecom, S/A (“Brasil Telecom”). In the Breakup of Telebrás, Brasil Telecom was allocated all the share capital of Telepar, Telesc and CTMR then held by Telebrás.

     In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of Tele Celular Sul, to private investors. Shares of Tele Celular Sul previously owned by the Federal Government were sold to a consortium comprised of UGB Participações Ltda. (“UGB”), a company organized according to the laws of the Federative Republic of Brazil, and Bitel), a company organized according to the laws of the Federative Republic of Brazil. On December 15, 1998, UGB sold its ownership interest in our capital stock to Bitel. The sale was effective on March 26, 1999, upon its approval by Anatel and the Brazilian antitrust agency (“CADE”).

Recent Developments

Conversion from SMC concessions to PCS authorizations

     On December 10, 2002, the Subsidiaries converted their SMC concessions into PCS authorizations. In order to remain competitive in the Brazilian telecommunications market, we also decided to offer, in addition to TDMA, GSM technology by the second half of 2003, which is reserved for those providers operating under PCS licenses auctioned by Anatel. As regulated by Anatel, cellular telecommunications providers operating under GSM technology must do so under a 1800 MHz frequency.

     The migration to PCS authorizations will create a new set of regulatory obligations for the Subsidiaries, including new quality of service standards and the introduction of the CSP Program, which will allow customers to choose long distance carriers on a per call basis. In addition, under our PCS authorizations, we will be allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI. See “—PCS Regulation,” “—Interconnection,” and “—Rate Regulation.”

Reorganization to Transfer Goodwill

     When Bitel and UGB purchased a majority of our Common Shares in connection with the Privatization, they paid a premium over the book value of our Common Shares (the “Goodwill”), which was accounted for at the Bitel level. The value of the Goodwill, net of amortization through March 2000, was R$604 million. In the first quarter of the year 2000, we and Bitel initiated a corporate reorganization to transfer the Goodwill to certain of the Subsidiaries so that the amortization of the Goodwill could be available as a deduction against income for purposes of calculating income taxes and social contribution tax on profits owed by the Subsidiaries. As of December 31, 2002, the remaining value of the deferred tax benefit related to the unamortized portion of the Goodwill was R$178.1 million.

     In the first step of the corporate reorganization, the premium was transferred to us through a process involving the formation by Bitel of a new subsidiary to which it transferred the Goodwill and the merger of such new subsidiary into us. This process was completed on April 28, 2000.

     In the second step of the corporate reorganization, completed on June 30, 2000, we transferred to each of the Subsidiaries such subsidiary’s respective share of the Goodwill, as well as the related provision and reserve, the value of each subsidiary’s share thereof being determined by independent appraisal. The purpose of this second step was to take maximum tax advantage of the deductibility of the amortization of the Goodwill.

     Under Brazilian law, the tax benefit generated by the amortization of the Goodwill may revert to the benefit of our controlling shareholder. The Holding Company may therefore capitalize the tax benefit and issue new shares to its controlling shareholder, Bitel, provided that the remaining shareholders have the right to maintain their proportional participation in the Holding Company by acquiring such newly issued shares at their cost of issuance from Bitel. Accordingly, in return for the transfer of the Goodwill, the terms of the reorganization anticipated the annual issuance to Bitel of a number of shares in the Holding Company equal in value to the tax benefit realized from the amortization of the Goodwill, calculated on the basis of the prevailing market price for such shares. In connection with each such issuance of shares, minority shareholders in the Holding Company have a preemptive right to subscribe for such shares in a proportion equal to their percentage interest in the capital stock of the Holding Company. Such right is exercisable at a price equal to that used to calculate the number of shares to be issued to Bitel. In the event that any minority shareholder elects to exercise such right, it will be required to pay to Bitel an amount equal to the value of the shares with respect to which the right is exercised. For fiscal years 2000, 2001 and 2002, the tax benefit realized by us as a result of amortization of the Goodwill amounted to R$9.9 million, R$17.6 million and R$29.2 million, respectively. As a consequence, on April 25, 2001, a total of 2.8 billion Common Shares were issued to Bitel in connection with the tax benefit realized by us for fiscal year 2000. Approximately 67.7% of such Common Shares were purchased from Bitel by minority shareholders. On April 16, 2002, 2.2 billion Common Shares and 3.6 billion Preferred Shares were issued to Bitel in connection with the tax benefit realized by us for fiscal year 2001. Approximately 6.5% of such Common Shares and 0.1% of such Preferred Shares have been purchased from Bitel by minority shareholders. On March 18, 2003, 5.1 billion Common Shares and 8.4 billion Preferred Shares were issued to Bitel in connection with the tax benefit realized by us for fiscal year 2002.

Approximately 36.1% of such Common Shares and 40.5% of such Preferred Shares have been purchased from Bitel by minority shareholders. For more detailed information about the corporate restructuring and the tax benefit arising therefrom, see Note 1.b to our Consolidated Financial Statements.

     In addition to the capital increase that resulted from the capitalization of the tax benefit, we also increased our capital by R$59.3 million on June 18, 2001, by R$62.0 million on April 16, 2002 and by R$15.3 million on March 18, 2003, without the issuance of new shares, by capitalizing a portion of our income and capital reserves. As a consequence of these capital increases, our total capital increased to R$369.2 million, represented by 134.4 billion Common Shares and 222.0 billion Preferred Shares, as of March 18, 2003.

Restructuring of the Subsidiaries

     In November 2002, we restructured the Subsidiaries. The restructuring was conducted through the exchange of shares of Telesc Celular and CTMR Celular for shares of Telepar Celular, resulting in a capital increase for Telepar Celular, while both Telesc Celular and CTMR Celular became wholly-owned subsidiaries of Telepar Celular, as opposed to direct subsidiaries of the Holding Company. As a result of this restructuring, Telesc Celular’s and CTMR Celular’s shareholders became shareholders of Telepar Celular, which became a larger company with shares that had greater liquidity on the Bovespa. On November 23, 2002, the shareholders of Telesc Celular and CTMR Celular approved swap ratios for shares of Telesc Celular and CTMR Celular based on the economic values assigned to them in reports generated by an independent appraisal company plus a premium of 19%. The resulting exchange ratios were 4.0015946198 shares of Telesc Celular per share of Telepar Celular and 1.1473256922 shares of CTMR Celular per share of Telepar Celular. We also have initiated feasibility studies to consider the merger of Telesc Celular and CTMR Celular into Telepar Celular.

Organizational Structure

     Bitel is a subsidiary of TIM Brasil S.A. TIM Brasil S.A. is a consolidated Brazilian subsidiary of the TIM group, which provides mobile telecommunications services to more than 39.1 million customers worldwide. TIM’s parent company is Telecom Italia S.p.A. (“Telecom Italia”), one of the world’s largest fixed-line telecommunications operators, with approximately 27.1 million installed fixed lines (including ISDN equivalent lines). Telecom Italia’s business activities also include the leasing of its lines and the provision of data communications services, information technology software and information technology services. The Telecom Italia group’s subsidiaries and its portfolio of investments include fixed-line and mobile telecommunications companies that operate mainly in Latin America and certain European countries. In May 2003, the shareholders of Telecom Italia and Olivetti S.p.A. (“Olivetti”) approved the merger of Telecom Italia into Olivetti. Upon the completion of this merger, Olivetti will change its name to “Telecom Italia S.p.A.”

     TIM began operating in Brazil in 1998 and is today one of the leading wireless operators in the country, reaching more than 5.3 million customers nationwide. TIM considers its operations in Brazil to be of primary importance, both as a standalone business and as a fundamental part of its Pan-South American GSM strategy. In the 2001 auctions held by Anatel for Bands D and E, TIM was the only company to be awarded licenses in each of the three Brazilian regions, resultantly becoming the sole operator to offer services on a nationwide level under the same brand. In 2002, TIM formed TIM Brasil S.A., the holding company of TIM’s operating companies in the country. These operating companies include Tele Nordeste Celular, a Band A operating company using TDMA technology to service the states of Pernambuco, Ceará, Paraiba, Rio Grande do Norte, Alagoas and Piauí; TIM Maxitel, a Band B operating company using TDMA technology to service the states of Bahia, Minas Gerais and Sergipe; TIM Celular – PCS, a Band D operating company using GSM technology to service the states of São Paulo, Goiás, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul (except Pelotas) and in the Federal District and a Band E operating company using GSM technology to service the states of Acre, Amapá, Amazonas, Pará, Rondônia, Roraima. Tocantins and Rio de Janeiro; and us.

timnet.com

     On June 13, 2000, we incorporated timnet.com S.A. (“timnet.com”), an Internet services company. timnet.com had an initial capitalization of approximately R$18.0 million in common shares, held 50% by Tele Nordeste Celular Participações S.A. and 50% by us. As of December 31, 2001, with new capital contributions by Maxitel S.A., we held a 33.3% interest in timnet.com.

     On December 31, 2002, timnet.com’s shareholders, each holding a 20% interest, were comprised of:

•	Tele Nordeste Celular Participações S.A;

•	Maxitel S.A.;

•	TIM Celular S.A. (formerly known as Portale São Paulo S.A.);

•	TIM International N.V., (a company organized according to the laws of the Netherlands, and controlled by TIM); and

•	Tele Celular Sul.

All of timnet.com’s subscribed capital, in the amount of R$78 million, was paid entirely by the shareholders listed above.

     In 2000, our proportionate share of the results of timnet.com were included in our Consolidated Financial Statements. In 2001 and 2002, timnet.com’s results were not consolidated in our Consolidated Financial Statements, but were accounted for through the equity method. See Note 2.b to our Consolidated Financial Statements.

     The business purpose of timnet.com is to establish a common platform for the technological and commercial development of value-added services and a Wireless Application Protocol for cellular telephone service providers. Timnet.com is a start-up company operating in a developing sector, and the reliability of its technology has not yet been proved. Therefore, there can be no assurance that timnet.com will become a profitable enterprise.

TIM Brasil Recent Developments

     According to the rules set forth by Anatel for all PCS authorization auctions, the controlling shareholders of Band A and Band B cellular service providers were not allowed to hold more than one license, either in the form of an authorization or a concession, in a single PCS Region. Accordingly, a company controlling a Band A or Band B cellular service provider that acquires control of a PCS authorization resulting in a geographical overlap of its licenses has two alternatives:

•	it can sell its controlling shares in the Band A or Band B cellular service providers within six months of purchasing the PCS authorization; or

•	it can waive the right to operate under the PCS authorization in the areas where overlaps exist.

     As a result, some companies controlled by TIM waived their rights to provide PCS services in certain areas. In 2001, Portale Rio Norte and TIM Centro Sul waived their rights to operate under PCS authorizations in areas currently served by Maxitel, Tele Nordeste Celular and us, because of geographical overlaps in the PCS authorizations awarded to Portale Rio Norte and TIM Centro Sul and the concessions held at that time by Maxitel, Tele Nordeste Celular and us.

     On December 31, 2002, TIM Centro Sul and Portale Rio Norte merged into Portale São Paulo S.A. On January 22, 2003, Portale São Paulo S.A. changed its name to TIM Celular S.A. and presently is headquartered in the city of São Paulo.

Capital Expenditures

     Our capital expenditure priorities in 2002 included expanding coverage and enhancing information technology. Capital expenditures during 2000, 2001 and 2002 were R$204.3 million, R$158.4 million and R$68.7 million, respectively. At March 31, 2003, capital expenditures in 2003 amounted to R$5.4 million.

     The following table sets forth our capital expenditures in each individual category for the three-year period ended December 31, 2002.

	Year ended December 31, 2002

Capital Expenditures Categories	2000	2001	2002

	(in millions of reais)
Telecommunications equipment	R$122.8	R$83.2	R$34.5
Network construction	20.7	20.2	1.4
Information technology	36.7	25.9	22.2
Others	24.1	29.1	10.6

Total capital expenditures	R$204.3	R$158.4	R$68.7

     Our capital expenditure priorities in 2003 include the implementation of the GSM system overlay. We have planned approximately R$270 million in capital expenditures for 2003. We set capital expenditure estimates yearly and base them on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in 2003.

Business Overview

Our Services

     We are the leading provider of cellular telecommunications services in our Region and supply both analog and digital cellular telecommunications service. We ceased offering analog service to new customers in December 1998 and expect that our customers still using analog service will migrate to digital service. On December 31, 2002, approximately 96% of our customers used digital service.

     Our digital cellular telecommunications service is currently based on the TDMA technology, which was launched in December 1998. We also offer ancillary services, including voicemail, caller identification, call forwarding, conference call, and selective and international call blocking. In addition, in February 1999, we started selling digital cellular handsets.

     We offer customers automatic roaming services throughout Brazil, allowing customers to obtain cellular telecommunications services while outside the Region. In addition, we offer customers international roaming services in countries such as Argentina, Paraguay and Uruguay through agreements with cellular telecommunications service providers operating in those countries. Similarly, we provide roaming services to customers of certain cellular telecommunications service providers while in the Region. See “—Roaming Agreements.”

     We also provide interconnection services to fixed-line and cellular service providers. See “—Interconnection Agreements.”

         Our Region

     The portion of the Brazilian territory in which we operate is comprised of:

•	the state of Paraná, except in the cities of Londrina and Tamarana;

•	the state of Santa Catarina; and

•	the cities of Pelotas, Capão do Leão, Morro Redondo, and Turuçu, in the state of Rio Grande do Sul.

     The map below shows the location of our Region within Brazil.

     Our Region covers an area of approximately 296,000 square kilometers, or 3.5% of the Brazilian territory. According to statistics publicly available in Brazil, we believe that our Region has 19 metropolitan areas, each with more than 100,000 residents. For example, the city of Curitiba, located in our Region, is the seventh most populated city in Brazil, with approximately 1.7 million residents.

     The following table sets forth information on our customer base, coverage and related matters, at the dates and for the years indicated. Unless otherwise indicated, all amounts presented in the following table are simply our estimates.

	On December 31,

	2000	2001	2002

Population in our Region (millions)	14.8	14.8	15.0
Population covered (millions)(1)	11.5	11.6	12.1
Percentage of total population we covered(2)	78.0%	78.0%	81.0%
Total penetration (3)	12.9%	16.3%	18.0%
Number of cellular lines served by Tele Celular Sul (millions)	1.42	1.60	1.72
Percentage growth in cellular lines served by Tele Celular Sul during the year	37.0%	13.2%	7.5%

(1)	Population within our Region that was able to access our cellular phone signal.
(2)	Percentage of population within our Region that was able to access our cellular phone signal.
(3)	Percentage of the total population in our Region using cellular services.

     On December 31, 2002, according to our estimates, we served approximately 61% of the total cellular lines in operation within our Region, and our competitors, approximately 39% of such total. On March 31, 2003, also according to our estimates, we served approximately 60% of the total cellular lines in operation within our Region, and our competitors, approximately 40% of such total.

     Network expansion

     On December 31, 2002, we expanded our cellular phone network coverage to 79% of the population of the state of Paraná, from 41% on December 31, 2001, and to 84% of the population of the state of Santa Catarina, from 48% on December 31, 2001, and maintained network coverage of 100% of the population of the city of Pelotas.

     On December 31, 2002, our cellular telecommunications network included 795 radio base stations and 43,790 channels. We expanded our network during 2002, increasing the number of radio base stations and channels by 5% and 3%, respectively, compared to December 31, 2001. We continue to expand our cellular telecommunications network to cover as broad a geographical area as economically feasible in response to projected consumer demand. The network is connected primarily through a fiber-optic transmission system leased from the fixed-line service providers operating within the Region.

     Ericsson Telecomunicações S.A. and Lucent Technologies are our principal suppliers of cellular telecommunications equipment.

Brazilian Taxes on Telecommunications Services

     The costs of telecommunications goods and services to clients are subject to a variety of taxes, currently including ICMS, ISS, COFINS, PIS, FUST Tax, FUNTTEL Tax and FISTEL Tax, which are described below.

•	ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), which the Brazilian States impose at varying rates on certain revenues from the sale of goods and services, including certain telecommunications services. The ICMS tax rate in each state in the Region is 25% for domestic telecommunications services, except in the State of Paraná, where a 27% rate went into effect as of January 1, 2002. The ICMS tax rate imposed on the sale of cellular handsets averages 17% throughout the Region, with the exception of some handsets whose manufacturers are afforded some local tax benefits, in which case the highest rate is 7%. In June 1998, the governments of individual Brazilian States approved an agreement to interpret existing Brazilian tax law to apply ICMS, effective July 1, 1998, to certain services to which ICMS had not previously been applied, including cellular activation fees. See “Item 8. Financial Information—Legal Proceedings—Litigation Related to the Application of ICMS.”

•	ISS. The Imposto Sobre Serviços (“ISS”) taxes certain services listed in the List of Services prescribed by Decree-law No. 406/68. Municipalities impose this tax at varying rates, but in the majority of large cities, the ISS rate is around 5%. The tax basis of the ISS is the price of the service, minus certain exceptions (construction services). As provided by Constitutional Amendment No. 20, dated June 12, 2002, the municipalities must charge the minimum rate of 2% and they must not directly or indirectly grant tax benefits that may result in a reduction of the 2% rate. The provision of services included in the list of services, even when their rendering involves the supply of goods, is subject to ISS.

•	COFINS. The Contribuição Social para o Financiamento da Seguridade Social (“COFINS”) is a social contribution tax on gross revenues (both operating and financial). On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% but permitted taxpayers to offset up to one-third of the amount of COFINS paid against the amount owed as Contribuição Sobre Lucro Liquido (“CSL”), a social contribution tax assessed on net income. The ability to offset COFINS against CSL was subsequently revoked for periods after January 1, 2000. On January 1, 2000, we began to include the COFINS tax in our bills at a rate of 3%. As the Subsidiaries had a negative CSL calculation base, they could not benefit from such offsetting.

•	PIS. The Programa de Integração Social (“PIS”) is another social contribution tax, imposed prior to December 2002 at a rate of 0.65% on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. Beginning in December 2002, PIS has been levied at a rate of 1.65% on gross revenues from sales of handsets, according to Law 10,637/02. Law No. 9,718 also indirectly raised the PIS contribution tax rate owed by Telepar Celular, Telesc Celular and CTMR Celular.

•	FUST. On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações (“FUST”), a fund that is supported by a social contribution tax applicable to all telecommunications services (“FUST Tax”). The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel throughout the Region (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges. The FUST Tax is imposed at a rate of 1% on gross operating revenues, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST upon meeting the universal service targets required by Anatel.

•	FUNTTEL. On November 28, 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (the “FUNTTEL”), a fund that is supported by a social contribution tax applicable to all telecommunications services (the “FUNTTEL Tax”). The FUNTTEL is a fund managed by BNDES and FINEP, a government research and development agency. The purpose of the FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. The FUNTTEL Tax is imposed at a rate of 0.5% on gross operating revenues, and its cost may not be passed on to clients.

•	FISTEL. The Fundo de Fiscalização das Telecomunicações (the “FISTEL”), a fund supported by a tax applicable to telecommunications services (the “FISTEL Tax”), was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. The FISTEL Tax consists of two types of fees: an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time we activate a new cellular number, and an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. Effective April 2001, the installation and inspection fee has been assessed based on the net activations of cellular numbers (the number of new cellular activations subtracted by the number of cancelled subscriptions, as well as based on the net additions of radio base stations. The operations inspection fee equals 50% of the total amount of installation inspection fees that would have been paid with respect to existing equipment.

Regulation of the Brazilian Telecommunications Industry

     General

     Our business is subject to comprehensive regulation under the General Telecommunications Law, a comprehensive regulatory framework for the provision of telecommunications services enacted by Anatel in November 1998, and various administrative enactments thereunder. Each of the Subsidiaries operated under a concession to provide services under the SMC regulations until December 2002, when the Subsidiaries converted their concessions into authorizations to provide services under the PCS regulations. The PCS regulations set forth certain obligations further described below.

     Anatel is the regulatory agency for telecommunications under the General Telecommunications Law and the October 1997 Regulamento da Agência Nacional de Telecomunicações (the “Anatel Decree”). Anatel is administratively independent and financially autonomous. Anatel maintains a close relationship with the Ministry of Communications and is required to report its activities to the Ministry of Communications. It has authority to propose and to issue regulations that are legally binding on telecommunications service providers. Any proposed regulation or action by Anatel is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

     Authorizations and Concessions

     Pursuant to the 1996 Lei Mínima (the “Minimum Law”), Band A and Band B Service Providers were granted concessions under SMC regulations. Each concession is a specific grant of authority to supply cellular telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations appended to each concession. If such a Band A or Band B cellular service provider wishes to offer any telecommunications service other than the cellular telecommunications service authorized by its concession, it may apply to Anatel for a license to offer such other services. Through resolutions enacted in September 2000 and January 2001, Anatel also has granted cellular service providers operating under concessions the right to convert their concessions into authorizations under PCS regulations.

     In 1997, the Subsidiaries were granted concessions. In December 2002, the Subsidiaries converted their respective SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. As a result of the conversion from concessions to authorizations, our Subsidiaries were subsequently allowed to operate under the PCS regulations.

     Authorizations and concessions to provide telecommunications services are granted under either the public regime or the private regime. Only certain fixed-line service providers are currently operating under the public regime. Public regime companies are subject to certain requirements under the General Telecommunications Law and the May 1998 Decree establishing the General Fixed-Line Service Universalization Target Plan.

     Services provided under the private regime are classified as either collective interest or restricted interest. Collective interest private regime services are only subject to requirements imposed by Anatel under the applicable authorizations or concessions and the General Telecommunications Law. Restricted interest private regime services are subject to fewer requirements than public regime or collective interest private regime services. Under the authorizations, the Subsidiaries operate under the collective interest private regime.

     The following table sets forth the expiration date of the initial period of each Subsidiary’s authorizations:

Authorization
Subsidiary	expiration date

Telepar Celular	September 3, 2007
Telesc Celular	September 30, 2008
CTMR Celular	April 14, 2009

     Obligations of Telecommunications Companies

     The following table sets forth our SMC quality of service obligations under the concessions, applicable to the Subsidiaries until December 2002:

Maximum/
Quality of Service Indicator	Minimum

Average level of system availability (1)	>98%
Network drop rate (2)	<3%
“All circuits busy” rate (3)	<5%
Interconnection drop rate (4)	<3%
Average system availability on first call attempt	>90%
Number of customer complaints per month (per 100 clients)	<5%

(1)	Percentage of time system is operational and available for call origination, transport and completion.
(2)	Rate of failed call completion due to signal loss between radio base station and switching centers.
(3)	Rate at which system rejects attempted calls during peak period because no circuits are available.
(4)	Rate at which interconnected calls fail to complete during peak periods.

     In addition to the quality of service requirements under the SMC regulations described above, Anatel and the Brazilian cellular service providers jointly adopted a “Protocol for Mobile Cellular Service Providers” in

November 1999 (the “Protocol”). The Protocol established additional quality of service targets and rates, which were required to be achieved by June 2001. The Protocol does not constitute an addition or modification to the list of obligations appended to each concession. Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel is required to examine the performance of the Brazilian telecommunications companies under the Protocol’s standards. All the Subsidiaries were in compliance with their quality of service obligations under the Protocol through 2002. The Protocol is not applicable to the Subsidiaries after the migration to the PCS regulations.

     Our quality of service obligations under our PCS authorizations will differ from those under the previous SMC concessions. See “—PCS Regulation.” While there can be no assurances, management believes that all the Subsidiaries will be able to continue to meet all their quality of service obligations under the authorizations.

     The following table sets forth our SMC coverage obligations under the concessions, applicable to the Subsidiaries until December 2002:

	Minimum Service Coverage
	1998	1999	2000	2001	2002

Services offered in cities with populations of: (1)
Over 200,000 or state capital	100%	—	—	—	—
100,000 to 200,000	—	100%	—	—	—
75,000 to 100,000	—	—	90%	—	—
50,000 to 75,000	—	—	—	80%	—
30,000 to 50,000	—	—	—	—	70%
Maximum average installation waiting time (days) (2)	180	120	30	15	5

(1)	For services to be deemed to be offered in any city, service must be available to at least 30% of the population.
(2)	Between request for service and connection in areas with cellular service.

All the Subsidiaries have reached their network coverage obligations under the concessions through 2002.

     PCS Regulation

     In September 2000, Anatel promulgated regulations regarding PCS wireless telecommunications services that are significantly different from the ones applicable to cellular companies operating under Band A and Band B. The new rules allow companies to provide wireless telecommunications services under PCS authorizations. The PCS authorizations allow new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers.

     According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. The Subsidiaries converted their cellular concessions into PCS authorizations in December 2002, and are now subject to certain obligations under the PCS regulations. See “—Authorizations and Concessions.”

     In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may be provided within the 1800 MHz band, which contains Bands C, D and E. Accordingly, in addition to the conversion of the Band A and Band B service providers to PCS authorizations, up to three new PCS authorizations may be granted in each PCS Region. Anatel held auctions for PCS authorizations during 2001 and 2002.

     Obligations under the PCS regulations and the Subsidiaries’ authorizations differ from the obligations that were applicable to our Subsidiaries while operating under their concessions. For example, the obligations under the PCS regulations and the Subsidiaries’ authorizations include the requirement to comply with additional and more stringent service quality standards and to offer customers the choice of a fixed-line carrier in long-distance calls on a per call basis. The Subsidiaries will be required to comply with the obligations under the PCS regulations and their authorizations by the end of the transitional periods applicable to the particular obligations. Generally, the Subsidiaries will comply with the PCS obligations by September 2003. We believe that we will be able to comply with each of our obligations under the PCS regulations and the authorizations before the end of the relevant transitional period.

     In addition, the PCS regulations will impose a rate structure on the Subsidiaries, which is significantly different from the one applicable to the Subsidiaries while they were operating under their cellular concessions. Under the PCS regulations, we will be generally free to determine the prices charged for our services, subject to certain limitations imposed by Anatel rules and the General Telecommunications Law. We expect to complete the implementation of the changes in the rate structure by July 2003. We believe the new rate structure will not materially impact the results of our operations.

     According to the new PCS regulations, we will be required to adjust our current operating processes and agreements to such new rules, including our interconnection and roaming agreements, as well as the agreements with our customers.

     Interconnection Regulation

     Certain telecommunications service providers are required to provide interconnection to public interest telecommunications service providers, according to the so-called “General Interconnection Rules,” adopted by Anatel through Resolução 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain limits, including a price-cap established by Anatel. For example, if a telecommunication service provider offers any party an interconnection fee below the Anatel price-cap, such telecommunications service provider must offer to provide interconnection to other parties at the same lower fee. We have informed Anatel that, even after our conversion to PCS authorizations, we will maintain the interconnection arrangements that we had in place while operating under our cellular concessions until June 30, 2004.

     Rate Regulation

     Our cellular concessions provided for a price-cap mechanism by which the rates we charged customers were adjusted on an annual basis. The price cap was a maximum weighted average rate for our basket of services. The basket consisted of the services we provided through our TIM Basic plan. See “—Sources of Revenue—Network Usage Charges and Monthly Subscription Charges” for a further description of our TIM Basic plan. The price-cap was adjusted annually to reflect the rate of inflation as measured by the Índice Geral de Preços—Disponibilidade Interna (“IGP-DI”), a price index created by the Fundação Getúlio Vargas, a Brazilian economic research organization. The weighted average rate for our entire basket of services could not have exceeded the price cap, but our rates for individual services within the basket could have been raised annually above the annual change in the IGP-DI. Under our PCS authorizations, we will be allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI.

     Value-Added Services and Internet Regulation

     Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service that such value-added services support. Regulations require all telecommunications service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render value-added services through their own networks. Internet access is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow us or any other interested party to offer Internet connection services through our network. In setting consumer pricing for its Internet connection services, we must consider the costs that it charges for network usage to third parties offering similar services for usage of our network.

     Recent Regulatory Developments

     In May 2003, Brazil’s Ministry of Telecommunications disclosed a proposed presidential decree (the “Draft Decree”) setting forth a number of proposed changes in the regulation of Brazil’s fixed-line telecommunications sector. The Draft Decree sets forth general declarations of policy (but no specific recommendations) regarding, among other things, universal access to telecommunications services, stimulation of employment and development of Brazilian industry in the telecommunications sector, promotion of competition and adoption of tariff readjustment policies and takes into account Brazilian socioeconomic considerations. Legal experts in Brazilian telecommunications regulation have publicly expressed the view that the Draft Decree, if issued as proposed, would be illegal, since it would constitute an assumption by the executive branch of Brazil’s government of authority that by law can be exercised only by the legislative branch. A number of providers of fixed-line telecommunications services have delivered to the Ministry of Telecommunications specific comments on the Draft Decree. We cannot currently predict whether the Draft Decree will be issued by the President of Brazil or, if issued, what form it may take, and we therefore cannot determine what effect it may have on us if issued. If it is issued, the validity of the Draft Decree may be challenged, and if so, Brazilian courts may uphold it or disallow it under any of a number of legal theories.

Our Contractual Obligations

     Interconnection Agreements

     The Subsidiaries have entered into interconnection agreements with Embratel, Brasil Telecom and other telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of connection points, the method by which signals must be received and transmitted, and the costs and fees of interconnection. See “—Regulation of the Brazilian Telecommunications Industry.” In the absence of a specific agreement, the interconnection rates that we charge are those established by Anatel regulations. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection.”

     Roaming Agreements

     Automatic roaming permits our customers to connect their cellular handsets directly to the networks of other cellular service providers while traveling or “roaming” in Brazil outside our Region. Similarly, we provide cellular telecommunications service to customers of other cellular service providers when those customers place or receive calls from a location within the Region.

     We are a member of the Roaming Management Committee, a group comprised of 21 cellular telecommunications service providers operating in Brazil. The Roaming Management Committee was created to independently control the activities related to roaming services in Brazil and the international roaming agreements entered into by Brazilian companies with telecommunications service providers operating in the member countries of Mercosur.

     The Roaming Management Committee requires the cellular service providers to service roaming customers generally on the same basis as the service provided to their respective own customers, and to carry out a monthly reconciliation of roaming usage charges.

     We have entered into a roaming agreement with Sercomtel Celular S.A., the Band A service provider operating in the cities of Londrina and Tamarana, in the state of Paraná. This agreement creates a “mobility area” which enables our customers to use Sercomtel’s network at the same rates we charge our customers within the Region. In addition, since December 2001, we have been entering into agreements with other service providers allowing our customers to receive short messaging services throughout the Brazilian territory.

     Roaming in MERCOSUR

     We have entered into roaming agreements with telecommunications service providers operating in the following countries:

•	Argentina, providing for automatic roaming in the city of Buenos Aires region;

•	Paraguay, providing for automatic roaming throughout that country; and

•	Uruguay, providing for manual roaming throughout that country.

     Other International Roaming Agreements

     We have roaming agreements with other telecommunications service providers operating in more than 100 countries all over the world, including the United States, and in Europe and Asia.

Sources of Revenue

     Our revenues derive mainly from:

•	network usage charges;

•	monthly subscription charges;

•	interconnection charges;

•	wireless application protocol service (“WAP”) charges;

•	other special service charges, including charges for short messaging services, call forwarding, call waiting, voice mail, invoice control, conference calling, TIM Office services and timnet.com services; and

•	sale of cellular handsets.

     Our rates during 2002 were generally subject to regulation by Anatel. After the applicable transition period, we will be allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI. See “—Rate Regulation.”

     Network Usage Charges and Monthly Subscription Charges

     Cellular Service Usage Rates. Unlike North America, cellular telecommunications service in Brazil is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls. On the other hand, certain charges apply when a customer receives or places calls while outside of his home registration area, as defined below.

     We charged different rates for our services, generally according to the time of the day, the customer’s service plan, and the location of the parties to the call.

     While operating under the concessions, we divided our Region into certain areas defined as home registration areas (“Home Registration Areas”). Each of our customers is registered as a user of one of our 38 Home Registration Areas, in which the Region is divided.

     Our usage rate categories are described as follows:

•	VC1. The “VC1” rate is our lowest rate per minute and applies to calls made by a customer located in the customer’s Home Registration Area to a person also located in the same Home Registration Area.

•	VC2. The “VC2” rate applies to calls placed by a customer from one Home Registration Area to another Home Registration Area in the same Region.

•	VC3. The “VC3” rate applies to calls placed by a customer from one Home Registration Area to another Home Registration Area located outside the Region.

•	AD. “AD” is a per-call surcharge applicable to outgoing calls or incoming calls made by a customer while outside the customer’s Home Registration Area.

•	DSL1. “DSL1” is a per-minute surcharge applicable to incoming calls received by a customer located outside the customer’s Home Registration Area, but within the Region; and

•	DSL2. “DSL2” is a per-minute surcharge applicable to incoming calls received by a customer located outside the Region.

     Our usage rates are subject to certain discounts or surcharges, according to special circumstances. For example, calls made between 9:00 p.m. and 7:00 a.m., and calls placed at any time on Saturdays, Sundays and national holidays, are defined as calls completed during off-peak hours (“Off-Peak Hours”). Off-Peak Hours calls are provided a 30% discount from their regular prices. Discounts for calls made during Off Peak Hours were offered as an incentive to use our services during periods when we typically experience significant non-utilization of our network capacity.

     Beginning January 31, 2002, we began to charge our clients under our Menu 30, Menu 50, Menu 100 and Menu 200 plans “VC1” rates for all calls placed within our Region. We believe that this change simplified our rate structure, with benefits to our customers and to us.

     In addition, beginning May 20, 2000, we began to offer discounts for local calls made between our customers. This special discount program was named “Ligação TIM –TIM” and applied exclusively to customers adhering to our service plans. Under Ligação TIM –TIM, our customers enjoyed an average rate reduction from 10% to 32%, compared to our normal rates. On the other hand, we applied a 30% surcharge over our normal rates for calls made from one cellular phone to another.

     The rate structure currently applicable to Brazilian cellular telecommunications companies will be changed with the introduction of the CSP Program, expected to occur in the second half of 2003. The CSP Program will allow customers to select long-distance carriers on a per call basis. In addition, Home Registration Areas will be larger geographically and fewer in number. Under this new rate allocation structure, a customer will be charged directly by us only for calls completed within that customer’s Home Registration Area. Long-distance calls, however, will be charged to a customer by the chosen long-distance carrier. This long-distance carrier, in turn, will pay us a new VU-M fee for any use of our network for such a long-distance call.

     Service Plans. We offer various service plans to our customers. We believe our plans provide features that address specific needs of groups of our customers. Our plans vary with respect to the different services available and applicable charges.

     As of December 31, 2002, we offered our customers the following service plans:

•	TIM Basic. Anatel requires us to offer our customers the TIM Basic plan, formerly known as the Basic plan. Under TIM Basic, we offer free caller identification and voice message. We usually recommend TIM Basic for customers using cellular phones without any regular pattern, placing calls at various times of the day and with a varying volume of minutes used;

•	Plan T Voce. This plan provides 10 free minutes per month in addition to 10 free short messages per month. Under this plan, customers are charged a flat rate per minute on all calls. This plan is suitable for post-paid customers looking to migrate to a plan similar to pre-paid plans.

•	TIM Noite e Lazer. This plan provides customers free caller identification and voice mail. We believe this plan better suits those of our customers who use cellular telephone service mostly during Off-Peak Hours for its lower rates during these times;

•	MENU 30. Under the MENU 30 plan, we charge a subscription fee and provide customers 30 free minutes per month of outgoing local calls within the Region. These calls otherwise would be charged under the VC1 rate. Customers using the MENU 30 plan are also afforded special rates for calls in excess of the 30 free monthly minutes. We believe this plan is suited for customers who use our services up to one minute per day on average;

•	MENU 50. Under the MENU 50 plan, we charge a subscription fee and provide customers 50 free minutes per month of outgoing local calls within the Region. Customers using the MENU 50 plan are also afforded special rates for calls in excess of the 50 free monthly minutes. We believe this plan is suited for customers who use our services two to three minutes per day on average;

•	MENU 100. Under the MENU 100 plan, we charge a subscription fee and provide customers 100 free minutes per month of outgoing local calls within the Region. Customers using the MENU 100 plan are also afforded special rates for calls in excess of the 100 free monthly minutes. We believe this plan is suited for customers who use our services three to four minutes per day on average and frequently make long-distance calls to the states of Santa Catarina and Paraná;

•	MENU 200. Under the MENU 200 plan, we charge a subscription fee and provide customers 200 free minutes per month of outgoing local calls within the Region. Customers using the MENU 200 plan are also afforded special rates for calls in excess of the 200 free monthly minutes. We believe this plan is suited for customers who use our services five to six minutes per day on average and who frequently make long-distance calls to the states of Santa Catarina and Paraná;

•	MENU 400. Under the MENU 400 plan, we charge a subscription fee and provide our customers 400 free minutes per month of outgoing local calls within the Region. Customers using the MENU 400 plan are also afforded special rates for calls in excess of the 400 free monthly minutes. We believe this plan is suited for customers who use our services seven to 13 minutes per day on average and frequently make long-distance calls to the states of Santa Catarina and Paraná;

•	MENU 1000. Under the MENU 1000 plan, launched in February 2002, we charge a subscription fee and provide our customers 1000 free minutes per month of outgoing local calls within the Region. Customers using the MENU 1000 plan are also afforded special rates for calls in excess of the 1000 free monthly minutes. We believe this plan is suited for customers who use our services more than 13 minutes per day on average and frequently make long-distance calls to the states of Santa Catarina and Paraná;

•	MENU 200 Family. Under the MENU 200 Family plan, we charge a subscription fee and provide our customers 200 free minutes per month of outgoing local calls within the Region. Customers using the MENU 200 Family plan are also afforded special rates for calls in excess of the 200 free monthly minutes. We believe this plan is suited for groups of customers who use our services three to four minutes per day and frequently make long-distance calls to the states of Santa Catarina and Paraná. This plan is targeted to groups of up to four customers who frequently make calls among themselves;

•	Empresarial. The Empresarial plan is designed for corporate clients, offering lower tariffs and per minute rates that are lowered according to total call traffic generated each month. The discounts range from 3% to 8% of our normal rates;

•	Empresarial ++. This plan is designed for corporate clients who are committed to paying only a predetermined and fixed amount of cellular telephone services used by their employees. Clients arrange for monthly payments through “Credicorp.” Any additional expenses remain the responsibility of the employee. Clients choosing this plan may simultaneously choose the Corporate Zero Rate plan.

•	Corporate Zero Rate. This plan is designed for large corporate clients with a high level of local calls within the Region. This plan offers business clients free calls between corporate employees located within the Region;

•	Business 200. This plan is similar to the Menu 200 Family plan, however, it is designed for small and medium-sized companies. An account under Business 200 may include up to four customers, provided that such a joint account is registered by a corporation. Under the Business 200 plan, we charge a subscription fee and provide our customers 200 minutes of outgoing local calls per account each month or certain credits applicable to our pre-paid plans;

•	Pronto. Pronto is a pre-paid service with no billing or monthly subscription charges. It is ideal for customers who prefer to control their expenses. The plan was launched in April 1999 and offers three different service packages:

•	Tempo Livre, a plan with special rates at nights, weekends, holidays and within the states of Paraná and Santa Catarina;

•	Tempo Todo, a plan with special rates for calls at any time within the Region; and

•	Pronto T, a plan allowing calls to be made outside the Region.

     The following tables set forth the rates applicable to outgoing calls for some of the service plans offered by each of the Subsidiaries on December 31, 2002, in nominal reais, including value-added and other taxes. In February 2003, we increased our rates by an average of 8%.

     Telepar Celular

On December 31, 2002

		Free	Peak Hours Rates (2)			Off-Peak Hours Rates (2)
	Monthly	Minutes
Plans	Charge	of Use (1)	VC1	VC2	VC3	VC1		VC2		VC3

TIM Basic	R$31.79	—	R$0.50	R$0.91	R$1.01	R$0.35		R$0.64		R$0.71
TIM Noite e Lazer (3)	21.50	—	1.01	1.32	1.43	0.21	(5)	0.50		0.61
T Voce	19.99	10	0.70	0.70	0.91	0.70		0.70	(6)	0.91
Menu 30	39.90	30	0.50	0.50	0.91	0.50		0.50		0.91
Menu 50	47.90	50	0.48	0.48	0.91	0.48		0.48		0.91
Menu 100	63.90	100	0.46	0.46	0.46	0.46		0.46		0.46
Menu 200	96.90	200	0.42	0.42	0.42	0.42		0.42		0.42
Menu 400	163.90	400	0.40	0.40	0.40	0.40		0.40		0.40
Menu 1000	328.90	1000	0.35	0.35	0.35	0.35		0.35		0.35
Menu 200 Family (6)	113.06	200	0.42	0.42	0.42	0.42		0.42		0.42
Empresarial (4)	30.45	—	0.35	0.35	0.87	0.35		0.35		0.87
Empresarial ++ (7)	18.41	—	0.42	0.42	0.42	0.42		0.42		0.42
Zero Rate	87.34	—	0.42	0.42	0.42	0.42		0.42		0.42
Business 200 (6)	113.06	200	0.42	0.42	0.42	0.42		0.42		0.42
Pronto Tempo Livre (5)	0.00	—	0.91	0.91	1.53	0.60		0.60		0.60
Pronto Tempo Todo	0.00	—	0.91	0.91	0.91	0.91		0.91		0.91
Pronto T	R$0.00	—	R$0.91	R$0.91	R$0.91	R$0.91		R$0.91		R$0.91

(1)	Number of free VC1 and VC2 minutes after payment of monthly subscription fee.
(2)	A 30% surcharge applies to calls from one cellular phone to another.
(3)	The rate for calls made to non-customers is R$ 0.26.
(4)	Rates vary depending on whether the service is rendered for a call to a fixed line or for a call using another carrier’s network. During peak hours, the rate for VC1 and VC2 calls to a fixed line is R$0.36. The rate is R$0.54 for calls using another carrier’s network. During off peak hours the rate for VC1 and VC2 calls to a fixed line is R$0.36. The rate is R$0.54 for calls using another carrier’s network.
(5)	Rates vary depending on whether the service is rendered for a call to a fixed line or for a call using another carrier’s network. During peak hours, the rate for VC1 and VC2 calls to a fixed line is R$1.53. The rate is also R$1.53 for calls using another carrier’s network. During off peak hours all calls under this plan are R$0.60.
(6)	Minutes may be shared among groups of up to four lines.
(7)	Packages of VC1 minutes and combinations of VC1 and VC2 minutes are available.

     Telesc Celular and CTMR Celular

On December 31, 2002

		Free	Peak Hours Rates (2)			Off-Peak Hours Rates (2)
	Monthly	Minutes
Plans	Charge	of Use (1)	VC1	VC2	VC3	VC1	VC2	VC3

TIM Basic	R$30.90	—	R$0.49	R$0.89	R$0.99	R$0.34	R$0.62	R$0.69
TIM Noite e Lazer(3)	20.90	—	0.99	1.29	1.39	0.21	0.49	0.60
T Voce (Bundled for VC1)	19.43	10	0.69	0.69	0.89	0.69	0.69	0.89
Menu 30	38.90	30	0.49	0.49	0.89	0.49	0.49	0.89
Menu 50	46.90	50	0.47	0.47	0.89	0.47	0.47	0.89
Menu 100	61.90	100	0.45	0.45	0.45	0.45	0.45	0.45
Menu 200	93.90	200	0.41	0.41	0.41	0.41	0.41	0.41
Menu 400	159.90	400	0.39	0.39	0.39	0.39	0.39	0.39
Menu1000	319.90	1000	0.34	0.34	0.34	0.34	0.34	0.34
Menu 200 Family(6)	109.90	200	0.41	0.41	0.41	0.41	0.41	0.41
Empresarial(4)	29.60	—	0.34	0.34	0.85	0.34	0.34	0.85
Empresarial++(7)	17.90	—	0.41	0.41	0.41	0.41	0.41	0.41
Zero Rate	84.90	—	0.41	0.41	0.41	0.41	0.41	0.41
Business 200(6)	109.90	200	0.41	0.41	0.41	0.41	0.41	0.41
Pronto Tempo Livre(5)	0.00	—	0.89	0.89	1.49	0.59	0.59	0.59
Pronto Tempo Todo	0.00	—	0.89	0.89	0.89	0.89	0.89	0.89
Pronto T	R$0.00	—	R$0.89	R$0.89	R$0.89	R$0.89	R$0.89	R$0.89

(1)	Number of free VC1 minutes of use after payment of monthly subscription fee.
(2)	A 30% surcharge applies to calls from one cellular phone to another.
(3)	For VC1 off peak calls using another carrier’s network the rate is R$0.26.
(4)	Rates vary depending on whether the service is rendered for a call to a fixed line or for a call using another carrier’s network. During peak hours, the rate for VC1 and VC2 calls to a fixed line is R$0.35. The rate is R$0.53 for calls using another carrier’s network. During off peak hours the rate for VC1 and VC2 calls to a fixed line is R$0.35. The rate is R$0.53 for calls using another carrier’s network.
(5)	Rates vary depending on whether the service is rendered for a call to a fixed line or for a call using another carrier’s network. During peak hours, the rate for VC1 and VC2 calls to a fixed line is R$1.49. The rate is also R$1.49 for calls using another carrier’s network. During off peak hours, all calls under this plan are R$0.59.
(6)	Minutes may be shared among groups of up to four lines.
(7)	Packages of VC1 minutes and combinations of VC1 and VC2 minutes are available.

     The following table sets forth the surcharge rates applicable to Incoming Calls for some of our service plans on December 31, 2002, in nominal reais, including value-added and other taxes.

     Telepar Celular

	On December 31, 2002
	Peak Rates (1)			Off-Peak Rates (1)

Plans	DSL1	DSL2	AD1 (1)	DSL1	DSL2	AD1 (1)

TIM Basic	R$0.46	R$0.56	R$0.92	R$0.32	R$0.39	R$0.92
TIM Noite e Lazer	0.58	0.66	1.01	0.40	0.46	1.01
T Voce (Bundled for VC1)	0.70	1.01	0.70	0.70	1.01	0.70
Menu 30	0.00	0.80	0.00	0.00	0.80	0.00
Menu 50	0.00	0.80	0.00	0.00	0.80	0.00
Menu 100	0.00	0.80	0.00	0.00	0.80	0.00
Menu 200	0.00	0.80	0.00	0.00	0.80	0.00
Menu 400	0.00	0.80	0.00	0.00	0.80	0.00
Menu 200 Family (2)	0.00	0.80	0.00	0.00	0.80	0.00
Empresarial	0.00	0.50	0.64	0.40	0.50	0.64
Empresarial ++(3)	0.40	0.74	0.00	0.00	0.74	0.00
Zero Rate	0.00	0.80	0.00	0.00	0.80	0.00
Business 200 (2)	0.00	0.80	0.00	0.00	0.80	0.00
Pronto Tempo Livre	0.00	0.91	0.00	0.00	0.91	0.00
Pronto Tempo Todo	0.00	0.91	0.00	0.00	0.91	0.00
Pronto T	R$0.00	R$0.91	R$0.00	R$0.00	R$0.91	R$0.00

(1)	A 30% surcharge applies to calls from one cellular phone to another for amounts within the Holding Company area. If the client is not within the Holding Company area, the amount will be the one charged by the operator of such area.
(2)	Minutes may be shared among groups of up to four accesses.
(3)	Availability of packages with franchises of VC-1 minutes.

     Telesc Celular and CTMR Celular

On December 31, 2002

	Peak Rates (1)			Off-Peak Rates (1)

Plans	DSL1	DSL2	AD1 (1)	DSL1	DSL2	AD1 (1)

TIM Basic	R$0.45	R$0.55	R$0.89	R$0.32	R$0.38	R$0.89
TIM Noite e Lazer	0.57	0.65	0.99	0.39	0.45	0.99
T Voce (Bundled for VC1)	0.69	0.99	0.69	0.69	0.99	0.69
Menu 30	0.00	0.78	0.00	0.00	0.78	0.00
Menu 50	0.00	0.78	0.00	0.00	0.78	0.00
Menu 100	0.00	0.78	0.00	0.00	0.78	0.00
Menu 200	0.00	0.78	0.00	0.00	0.78	0.00
Menu 400	0.00	0.78	0.00	0.00	0.78	0.00
Menu 200 Family (2)	0.00	0.78	0.00	0.00	0.78	0.00
Empresarial	0.39	0.49	0.63	0.39	0.49	0.63
Empresarial ++(3)	0.00	0.72	0.00	0.00	0.72	0.00
Zero Rate	0.00	0.78	0.00	0.00	0.78	0.00
Business 200 (2)	0.00	0.78	0.00	0.00	0.78	0.00
Pronto Tempo Livre	0.00	0.89	0.00	0.00	0.89	0.00
Pronto Tempo Todo	0.00	0.89	0.00	0.00	0.89	0.00
Pronto T	R$0.00	R$0.89	R$0.00	R$0.00	R$0.89	R$0.00

(1)	A 30% surcharge applies to calls from one cellular phone to another for amounts within the Holding Company area. If the client is not within the Holding Company area, the amount will be the one charged by the operator of such area.
(2)	Minutes may be shared among groups of up to four accesses.
(3)	Availability of packages with franchises of VC1 minutes.

     Roaming Fees. We receive revenue pursuant to roaming agreements with other cellular telecommunications service providers. When a call is made from within the Region by a customer of a cellular service provider that operates outside the Region, that service provider pays us for the call at the applicable rate under the TIM Basic plan.

     Similarly, when a customer makes a cellular call outside the Region, we must pay the charges associated with that call to the cellular communication service provider in whose region the call originates. See “—Roaming Agreements.”

     Prepaid Service Fees. Beginning April 1999, we started offering customers pre-paid cellular telecommunications services. This pre-paid service is offered through our Pronto plans, through which our customers acquire calling cards that allow a certain number of call minutes. Our customers may purchase the calling cards at various points of sale throughout our Region, such as banks, grocery stores and gas stations. We estimate that these points of sale numbered approximately 16,000 on December 31, 2002.

     Interconnection Charges

     We charge fixed-line and other cellular service providers for completion on our network of calls originating on their network. We charge the telecommunications service provider from whose network the call originates an interconnection charge for every minute our network is used in connection with such call. See “—Interconnection Agreements.”

     On January 1, 1999, the interconnection rate in effect was R$0.18 per minute. On October 7, 1999, Anatel authorized a 15.47% increase in the interconnection rate, to R$0.2078 per minute, net of taxes. On October 19, 2000, Anatel authorized a 22.81% increase in the interconnection rate, to R$0.2552 per minute, net of taxes. On February 28, 2002, Anatel authorized a 10.6% increase in the interconnection rate, to R$0.2823 per minute, net of taxes. On February 6, 2003, Anatel authorized a 21.96% increase in the interconnection rate, to R$ 0.3443 per minute, net of taxes.

     WAP Services Charges

     Beginning in 2001, we started providing Wireless Access Protocol services to our customers. Using the Wireless Access Protocol, customers are able to access the Internet. We are not currently charging a monthly fee for this service.

     Other Special Services

     Other special services we offer include short messaging services, voice mail, call waiting, call forwarding and conference calling services, among others. We have entered into agreements with our competitors related to our short messaging services. As a result of these agreements, beginning December 2001, clients were able to receive and send short messages throughout Brazil.

     Sales of Cellular Handsets

     We started selling digital cellular handsets in February 1999, both directly and through its dealer network. During a certain period in 1999, we sold cellular handsets at significantly low prices, as a marketing strategy aimed at:

•	expanding our customer base using the same frequency band; and

•	migrating customers using our analog system to our digital system, which would enable us to offer new digital system services and improved service quality.

     From May 2000 to August 2001, the sale and distribution of cellular handsets to our authorized dealers were conducted by a third party. During this period, we limited our sales of handsets to our 14 proprietary stores.

     In August 2001, we resumed the sale of cellular handsets to our authorized dealers and continued selling cellular handsets through our proprietary stores.

Sales and Marketing

     Following the Privatization and the introduction of competition in our market, we have implemented a number of significant sales and marketing initiatives, including the introduction of a number of new service plans. We vary the manner by which we market and promote our services, adopting special plans and services for particular groups of customers. We also provide additional support services, such as designating special account managers for certain customers.

     We market our services through a network of stores, including general retail stores and outlets that offer exclusively our cellular telecommunications services and ancillary merchandise. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors, including, but not limited to, the suitability of the premises in which our services and ancillary merchandise will be offered. By October 1998, we restructured our point-of-sale network by appointing new authorized dealers and introducing a uniform commission structure for sales. Under this new structure, all authorized dealers receive commissions for activating new cellular service lines and selling additional services. Our personnel and authorized dealers receive ongoing training and marketing support. We generally have the ability to terminate contracts with our personnel and authorized dealers for any reason by giving a written notice of termination. On December 31, 2002, services were marketed through 917 points of sale, out of which 12 were operated directly by our sales personnel and 905 through our authorized dealers. This point of sale network enables us to market our services and to provide after-sale service throughout the Region.

     Anatel regulations require cellular telecommunications companies to provide service to all individuals requesting their services. Nonetheless, we can recommend service plans that are suitable to each potential customer’s needs, such as our pre-paid service plan. If a customer fails to make timely payments, services can be interrupted.

     In March 1999, we commenced marketing our cellular telecommunications services under the brand “TIM,” which is also used by Tele Nordeste Celular. We intend to pay royalties to Telecom Italia Mobile S.p.A. for the use of the trademark “TIM.” The payment of royalties to Telecom Italia Mobile S.p.A. has already been approved by the shareholders at the time of each of the Subsidiaries. In addition to the approval by the shareholders of the Subsidiaries, it is necessary that the shareholders of Tele Celular Sul approve any payments to be made to TIM with respect to such royalties. This matter has not been submitted to vote by shareholders of Tele Celular Sul as of this date. As a consequence, no agreement has been executed with Telecom Italia Mobile S.p.A. so far, nor have we made any payment or reserved any amount in this regard.

     Customer Service

     We operate a Mobile Phone Service Center that enables our customers to obtain customer service 24 hours a day, seven days a week, by calling “1404,” a toll-free number.

     We have one of the most modern customer service centers in Brazil. During 2002, it serviced an average of approximately 45,000 calls per day through two service facilities: one located in the state of Paraná, with 227 service positions, and the other in the state of Santa Catarina, with 73 service positions. Calls may be routed from one unit to another, according to the level of call traffic or the type of service requested. We believe this system reduced the average waiting time of, and improved the quality of the information provided to, our customers and allowed us to provide better after-sales services.

     In 2001, we created a customer relationship center (“CRC”), a pioneering client service concept, which is the center of our communications with customers and potential customers. In 2002, CRC telemarketing made over 400,000 proactive contacts. CRC answered over 7 million calls, all of which represented an opportunity for the sale of products and services.

     The Internet is another important channel of communication between us and our post-paid clients. In 2002, we had over 100,000 online requests for plan changes, copies of invoices and activation of additional services, including “follow-me”, a call forwarding service; call waiting; conference calling; as well as timnet.com services.

     Billing and Collection

     Our billing and collection system, known as Business Support and Control System, was provided by Communications System Inc. LHS, a German company. This system has four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

     Our billing system gives us significant flexibility in developing service plans and billing options and is integrated with our computer systems. Our billing system is an important tool in the performance of services, assisting in many areas of our business, including marketing, customer service and credit management. Pursuant to Brazilian law, customers must receive a telecommunications service bill at least five days before due. We believe that we are generally in compliance with this requirement. Currently, if a customer’s payment is more than 15 days overdue, we usually suspend the customer’s ability to make outgoing calls, and if the payment is 45 days overdue, we discontinue the service entirely.

     Fraud Detection and Prevention

     We have experienced incidents of “cloning fraud.” Cloning fraud consists of duplicating the cellular signal of a customer’s cellular phone, enabling fraudulent calls to be made using the duplicated signal. These calls are billed to the customer, but the receivable is written off when we determine that it resulted from a fraudulent call. If part of a fraudulent call is carried on the network of another telecommunication service provider, we must pay that service provider the applicable interconnection fee, regardless of whether we ever collect the receivable associated with the fraudulent call.

     We have implemented fraud-detection and fraud-prevention measures in an effort to reduce fraud-related losses. Fraud-detection measures involve the collection and review of call records to detect abnormal calling patterns. When abnormal calling patterns are found, the customer is contacted by our fraud-control staff and, if cloning has occurred, the customer’s phone number is changed. Fraud-prevention measures also include restrictions on international calls from certain phone numbers and restrictions on three-way calling by customers with international direct-dial access. Additionally, we have established a credit limit for new customers.

Competition in Region

     Currently, there are five different frequency ranges within which cellular companies and PCS companies may operate in Brazil, as described below.

     Band A Companies

     The Brazilian territory was initially divided by Anatel into eight separate cellular service regions (“Band A Regions”), each serviced by one of the New Holding Companies operating in the cellular telecommunications business. Such eight New Holding Companies received control of the assets and liabilities held directly by the Predecessor Companies in connection with their operations of cellular telecommunications services. The eight New Holding Companies operating in the cellular telecommunications business were created at the Breakup of the Telebrás System. Tele Celular Sul is one of such New Holding Companies.

     The New Holding Companies providing cellular service operate within a 25 MHz sub-band within the band of 800 to 850 MHz, and comprise the companies operating under the Band A (“Band A”), according to concessions granted and regulations issued by Anatel.

     Band B Competition

     Under the terms of Law 9,295, of July 19, 1996 (the “Minimum Law”), the Federal Government granted authorizations to new companies to provide cellular telecommunications service within a 25 MHz sub-band within the band of 800 to 850 MHz, which is referred to as Band B (“Band B”). Companies operating under the Band B are distributed throughout ten different regions, which generally overlap with the Band A Regions. See “—Regulation of the Brazilian Telecommunications Industry.”

     States of Paraná and Santa Catarina. Global Telecom S.A. (“Global Telecom”) provides cellular telecommunications service in the states of Paraná and Santa Catarina through a Band B authorization. In December 1998, Global Telecom started providing cellular telecommunications services based on code-division multiple access technology (“CDMA”).

     Global Telecom is controlled by Telesp Celular, an operating company that provides cellular telecommunications services in the state of São Paulo. Telesp Celular holds 100% of the capital stock of Global Telecom, 76.83% directly and 23.17% indirectly. On November 27, 2002, there was a corporate restructuring in Global Telecom’s group, whereby the shareholders of Telesp Celular transferred their direct and indirect interests held in Telesp Celular to a Dutch joint venture named Brasilcel N.V. In early 2003, Portugal Telecom and Global Telecom announced that they had entered into a joint venture that will market itself under a single brand, “Vivo.” We expect that Vivo will pursue a national strategy as opposed to one focused just on our Region.

     City of Pelotas, Rio Grande do Sul. Telet S.A. (“Telet”) was granted a Band B authorization to provide cellular telecommunications service in the state of Rio Grande do Sul, including the city of Pelotas area. It has been publicly announced that Telet is controlled by: America Movil S.A. Telet started providing cellular telecommunications service in the city of Pelotas area in the second half of 1999. Telet uses TDMA technology.

     The rights and obligations of Global Telecom and Telet, under their respective authorizations granted by Anatel, are similar to our rights and obligations under our authorizations.

     PCS Band C Competition

     There were no participants in the auctions held in February and August 2001, by Anatel for the sale of the PCS Band C authorizations.

     On May 2, 2002, Anatel commenced a new auction with respect to Band C radio frequencies. This auction was open exclusively to cellular telecommunications companies and to companies that had previously acquired PCS authorizations. We have informed Anatel of our intention to acquire the right to use the Band C radio frequencies, but Anatel had not made a decision as of May 2003.

     PCS Band D Competition

     In February 2001 and in October 2002, Anatel held auctions for PCS Band D authorizations.

     States of Paraná and Santa Catarina. In October 2002, Telecom Américas (“Telecom Américas”), a company organized according to the laws of the Federative Republic of Brazil, and controlled by América Móvil acquired a PCS Band D authorization covering the states of Paraná and Santa Catarina. Telecom Américas is expected to begin offering services at the end of 2003 or the beginning of 2004, and is expected to compete aggressively within our Region.

     State of Rio Grande do Sul. As of March 31, 2003 there were no bidders for the PCS Band D authorization in the cities of Pelotas, Turuçu, Capão do Leão and Morro Redondo in the state of Rio Grande do Sul within the Region.

     PCS Band E Competition

     In March 2001 and October 2002, Anatel held auctions for PCS Band E authorizations.

     States of Paraná, Santa Catarina and Rio Grande do Sul. Group Brasil Telecom (“Brasil Telecom”), a company organized according to the laws of the Federative Republic of Brazil, acquired a PCS Band E authorization covering the states of Paraná and Santa Catarina and a PCS Band E authorization covering the state of Rio Grande do Sul.

     Other Competition

     We also compete with fixed-line phone service providers operating in the Region. Certain customers might shift to fixed-line service providers for a number of reasons, including lower prices. On September 24, 1999, the Brazilian government authorized Global Village Telecom Ltda., a corporation organized according to the laws of Brazil, to provide fixed-line telecommunications service in competition with Brasil Telecom, the public service fixed-line telephone service provider operating in an area that includes our Region. Global Village Telecom Ltda. provides fixed-line telecommunications services using Wireless Local Loop (“WLL”) technology, which permits access to fixed-line operators’ switching centers through radio base stations, operating in a frequency similar to those of cellular service providers. This technology enables WLL service providers to reach places where there is no conventional cable network.

     On April 27, 2000, Anatel issued Resolution No. 221/00, regulating Specialized Mobile Service (“Trunking”), with rules similar to the ones applicable to the cellular telecommunications services. Trunking service providers are not permitted to offer their services to individuals, competing with us exclusively in the corporate segment of our market. Nextel S.A., a company organized according to the laws of the Federative Republic of Brazil, provides Trunking services in the city of São Paulo, and in 2001, started providing Trunking services in the city of Curitiba, in the state of Paraná.

     We compete, to a limited extent, with certain other wireless telecommunications services, such as mobile radio, paging and beeper services, which are widely used in Brazil. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services.

The Holding Company and the Subsidiaries

     Substantially all assets held by Tele Celular Sul consist of shares of Telepar Celular. We rely almost exclusively on dividends from Telepar Celular to meet our needs for cash, including to pay dividends to Tele Celular Sul shareholders.

     We restructured the Subsidiaries in November 2002. The restructuring was carried out by exchanging the shares of Telesc Celular and CTMR Celular for shares of Telepar Celular, resulting in a capital increase for Telepar Celular, while both Telesc Celular and CTMR Celular became wholly-owned subsidiaries of Telepar Celular, instead of direct subsidiaries of the Holding Company. As a result of this third step, Telesc Celular’s and CTMR Celular’s shareholders became shareholders of a larger company with shares that are more liquid on the Bovespa. On November 23, 2002, the shareholders of each of Telesc Celular and CTMR Celular approved swap ratios for shares of Telesc Celular and CTMR Celular based on the economic values assigned to them in reports generated by an independent appraisal company plus a premium of 19%. The resulting exchange ratios were 4.0015946198 shares of Telesc Celular per share of Telepar Celular and 1.1473256922 shares of CTMR Celular per share of Telepar Celular. On April 30, 2003, our Board of Directors approved the hiring of consultants to explore the feasibility and desirability of merging Telesc Celular and CTMR Celular into Telepar Celular. The following chart sets forth our ownership structure as of April 30, 2003, after we restructured the Subsidiaries:

Original Structure

New Structure

     The following table sets forth the contribution made by the Subsidiaries to our consolidated net operating revenues and consolidated net income for the year ended December 31, 2002.

	Contribution of each Subsidiary to
	Our 2002 Consolidated Results

	Percentage of our
	Net Operating	Percentage of
Company	Revenues	our Net Income (1)

Telepar Celular	52.7%	(1.6)%
Telesc Celular	45.4%	103.5%
CTMR Celular	1.9%	(1.9)%

(1)	Percentage of net income, excluding the effect of net revenues among the companies, which are eliminated upon consolidation, divided by the consolidated net income.

Property, Plants and Equipment

     Our principal properties consist of switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. On the sites of our radio base stations, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. On December 31, 2002, we had 14 large cellular switches and 795 radio base stations within our Region.

     We generally lease or buy the sites where our cellular telecommunications network equipment is installed. On December 31, 2002, our Subsidiaries owned approximately 141,464 square meters and leased about 25,480 square meters, all of which were available for installation of our equipment. Most of our leasing contracts expire in 2002 and 2004, and may be renewed.

     We also lease 25,480 square meters and own about 2,683 square meters of office space in the cities of Curitiba, Florianópolis and Pelotas, where we conduct the majority of our management activities. These leasing contracts also generally expire in 2002 to 2004 and may be renewed.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies

     Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become more complex. We base our estimates and assumptions on historical experience, industry trends or other factors that we believe to be reasonable under the circumstances. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported financial results. In order to provide an understanding about how our management has estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below. We describe our significant accounting policies, including the ones discussed below, in Note 3 to our Consolidated Financial Statements.

     Depreciation

     Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See Notes 3.f and 12 to our Consolidated Financial Statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. We disclose changes in the in the estimated useful lives of underlying assets with a significant impact on our financial statements. Our estimates of the useful lives of assets could change in response to various factors, including the introduction of new technologies, such as GSM; however, no such changes have occurred during the three years ending December 31, 2002.

     Allowance for Doubtful Accounts

     We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The provision for doubtful accounts for 2002 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See Note 3.c to our Consolidated Financial Statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

Percentage
estimated to be
uncollectible

Receivables overdue 60 to 89 days	50.0%
Receivables overdue 90 to 119 days	80.0%
Receivables overdue 120 to 179 days	90.0%
Receivables overdue more than 180 days	100.0%

     Contingent Liabilities

     The accrual for a contingency involves considerable judgment on the part of management. As prescribed by SFAS 5, “Accounting for Contingencies,” a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

     We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss in relation to such proceeding is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine the losses are probable and can be reasonably estimated. Our judgment is ordinarily based on the opinion of our internal and external legal advisors. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

     Impairment of Long-lived Assets

     We review our long-lived assets, such as the Goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition.

     However, asset impairment evaluations are, by nature, highly subjective. If our projections are not met, we may have to record impairment charges not previously recognized. In analyzing potential impairments, we use projections based on our views of growth rates for our business, anticipated future economic, regulatory and political conditions. See Notes 3.f and 12 to our Consolidated Financial Statements.

     Revenue Recognition and Customer Incentive Programs

     Revenues are recorded when services are rendered and customer incentives, including promotions to increase our customer base, are provided. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed. These estimates, which are based primarily upon historical minutes of use processed, could differ from our actual experience. See Note 3.m to our Consolidated Financial Statements.

Trend Information

     Increased Competition

     Our results of operations have been adversely affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. As a result, we are facing greater competition. Our strongest competition has been from Global Telecom. In early 2003, Portugal Telecom and Global Telecom announced that they had entered into a joint venture that will market itself under a single brand, “Vivo.” In particular, we expect to face greater competition from Brasil Telecom and Telecom Américas when they begin operations in our region. We anticipate that Brasil Telecom and Telecom Américas will begin their operations either during the fourth quarter of 2003 or the first quarter of 2004. Technological changes in the telecommunications field, such as the development of GSM and mobile satellite services, are expected to introduce additional sources of competition. The introduction of competition into the industry has pushed us to adjust our marketing strategies. Our market share for the entire concession area decreased from 64% on March 31, 2002 to 60% on March 31, 2003. In the future, we also may incur higher advertising costs and experience greater competitive pressure on handset sales.

     Increased Depreciation

     As a part of our plan to implement a GSM system overlay, we expect to make increased capital expenditures for the necessary telecommunications equipment. As a result of these planned capital expenditures for this equipment, we expect to record greater depreciation expense.

     Cellular Telephone Sales

     We started selling digital cellular telephones in December 1998, both directly and through our dealer network. Our management believes that, while sales of cellular telephones may be, from time to time, a significant source of revenue, they are unlikely to become a significant source of income. See “—Results of Operations for the years ended December 31, 2000, 2001 and 2002—Statement of Income—Operating Revenues—Sales of Cellular Handsets.”

Operating Results

     The following discussion should be read in conjunction with our Consolidated Financial Statements and the notes thereto, which are included elsewhere in this annual report. Certain important features of the presentation of our Consolidated Financial Statements are described in “Key Information — Selected Financial Data.”

Brazilian Corporate Law Accounting Method and U.S. GAAP

     Our Consolidated Financial Statements are prepared in accordance with the Brazilian Corporate Law accounting method, which differs in certain material respects from U.S. GAAP. See Note 31 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation of our shareholders’ equity as of December 31, 2001 and 2002, and net income for the years ended December 31, 2000, 2001 and 2002 to U.S. GAAP. Net income for 2002 is R$88.0 million under U.S. GAAP, compared with net income of R$65.8 million under the Corporate Law Method. Shareholders’ equity at December 31, 2002 was R$849.3 million under U.S. GAAP, compared to R$845.3 million under the Corporate Law Method.

     The differences between the Corporate Law Method and U.S. GAAP that have the most significant effects on net income are differences in the valuation allowance on social contribution, the rules regarding depreciation and amortization of the effect of indexation of property, plant and equipment and the adoption of a new accounting method for derivative instruments and hedging activities. The differences between the Corporate Law Method and U.S. GAAP that have the most significant effects on shareholders’ equity are the rules regarding indexation of property, plants and equipment, the treatment of a provision for losses on our pension plan, the adoption of a new accounting method for derivative instruments and hedging activities and the treatment of capitalized interest.

Results of Operations for the Years Ended December 31, 2000, 2001 and 2002

     Statement of Income

     The following table sets forth certain components of our statement of income for each year in the three-year period ended December 31, 2002, as well as the percentage change from year to year.

Statement of Income Data:
Brazilian Corporate Law

	Year ended December 31, 2002			Year over year

	2000	2001	2002	2000-2001	2001-2002

	(thousands of reais)			Percentage Changes
Net operating revenue	R$716,887	R$791,429	R$891,264	10.4%	12.6%
Cost of services	(364,468)	(406,033)	(486,383)	11.4	19.8
Gross profit	352,419	385,396	404,881	9.4	5.1

Operating expenses:
Selling expenses	(201,150)	(181,424)	(185,446)	(9.8)	2.2
General and administrative expenses	(76,300)	(71,909)	(83,346)	(5.8)	15.9
Other operating income (expense)	(14,522)	(15,584)	(14,902)	7.3	(4.4)
Equity Investment	—	(1,888)	(4,288)	—	127.1

Total operating expenses	(291,972)	(270,805)	(287,982)	(7.2)	6.3

Operating income before interest	60,447	114,591	116,899	89.6	2.0
Net financial income (expense)	(57,904)	(44,405)	(18,959)	(23.3)	(57.3)
Net non-operating income (expense)	3,507	10	(127)	(99.7)	—
Income before taxes and minority interests	6,050	70,196	97,813	1,060.3	39.3
Income and social contribution tax benefit (expense)	6,320	672	(19,473)	(89.4)	—
Minority interest benefit (expense)	2,998	(10,979)	(12,566)	—	14.5

Net income	R$15,368	R$59,889	R$65,774	289.7%	9.8%

     Operating Revenues

     The following table sets forth certain components of our operating revenues for each year in the three-year period ended December 31, 2002, as well as the percentage change from year to year.

Statement of Income Data:
Brazilian Corporate Law

	Year ended December 31,			Year over year

	2000	2001	2002	2000-2001	2001-2002

	(thousands of reais)			Percentage Changes
Usage charges	R$408,722	R$447,071	R$409,766	9.4%	(8.3)%
Monthly subscription charges	182,075	178,275	197,307	(2.1)	10.7
Interconnection charges	246,394	306,811	341,496	24.5	11.3
Other service revenues	3,247	8,163	22,500	151.4	175.6

Gross service revenue	840,438	940,320	971,069	11.9	3.3
Value-added and other indirect taxes on services	(134,029)	(172,890)	(194,131)	29.0	12.3
Discounts on services	(17,900)	(67,075)	(27,937)	274.7	58.4

Net operating revenues from services	688,509	700,355	749,001	1.7	6.9

Sales of cellular handsets and accessories	85,644	116,026	174,879	35.5	50.7
Value-added and other indirect taxes on handset sales	(54,400)	(14,288)	(20,592)	(73.7)	44.1
Discounts on handset sales	(2,866)	(10,664)	(12,024)	272.1	12.8

Net operating revenues from sales of cellular handsets and accessories	28,378	91,074	142,263	220.9	56.2

Total net operating revenues	R$716,887	R$791,429	R$891,264	10.4%	12.6%

     Our net operating revenues increased 12.6% to R$891.3 million in 2002, after increasing by 10.4% to R$791.4 million in 2001. The growth in revenues over the three-year period was driven principally by the expansion of our client base and the growth of handset sales.

     In 2002, our average number of customers, calculated as the simple mean of monthly averages, increased 10.2% to 1,663,786 customers in 2002, compared to 1,510,198 customers in 2001, which represented an increase of 23.2% from 1,255,375 customers in 2000. Our average number of customers using pre-paid services in 2002 was 1,106,682, representing a 33.6% increase from 828,663 in 2001, which in turn represented an increase of 76.7% from 469,049 in 2000. We started offering pre-paid services in April 1999.

     Average monthly revenue per customer decreased 2.6% to R$38 in 2002, compared to R$39 in 2001, a decrease of 13.3% from 2000, when the average was R$45. The decrease throughout the three-year period resulted principally from:

•	the increase in the number of customers using our pre-paid plans, which provides us lower average revenue per customer; and

•	in 2002, a revision in our post-paid plans, which provided us lower average usage charge revenues per post-paid plan customer, partially offset by higher average monthly subscription charge revenues per post-paid plan customer.

     Usage charges

     Revenues from usage charges decreased to R$409.8 million in 2002, an 8.3% decrease compared to R$447.1 million in 2001, which represented a 9.4% increase from R$408.7 million in 2000. The decrease in 2002 was due mainly to the migration of customers to our new service plans with a higher number of free minutes per plan, thus lowering the amount of usage minutes. The increases in 2001 and 2000 were due mainly to the expansion of our average client base of 23.2% and 47.8% in 2001 and 2000, respectively, and increases in our rates, by an average of 5.6% and 5.9% in 2001 and 2000, respectively.

     The volume of outgoing minutes used by our customers in 2002 was 766.7 million minutes, representing a 15.4% decrease from 906.1 million minutes in 2001, which represented a 13.0% increase from 801.8 million minutes in 2000. In 2002, we had 1,191.9 million incoming minutes, representing a 1.2% increase from 1,177.9 million minutes in 2001, which in turn represented a 5.1% increase from 1,120.5 million minutes in 2000.

     Over the three-year period ending December 31, 2002, we had a decrease in the total average monthly minutes of billed use per customer (“MOU”).

     The following table presents the MOU of our network, for the years indicated:

	Year Ended December 31,

	2000	2001	2002

Average incoming MOU during the year (1)	76.2	65.0	59.7
Average outgoing MOU during the year (1)	54.5	50.0	38.4
Average total MOU during the year (1)	130.8	115.0	98.1

(1)	Calculated based on monthly averages, including free MOU in connection with the following service plans: TIM 30, TIM 50, TIM 100, and TIM 200.

     We believe the decrease in the average MOU during the three-year period ending December 31, 2002 was mainly due to the increase in the number of customers served through our pre-paid plans. Customers using our pre-paid plans have a lower average MOU than customers using our post-paid plans, who in comparison with customers using pre-paid plans, show a higher average MOU over the same period of time. We believe that the higher usage levels by customers using post-paid plans results from customer loyalty programs, segmented customer retention policies, the launching of new service plans and improvements in TIM Business, a unit that specializes in the development of communications solutions for corporate customers.

     Monthly subscription charges

     Revenues from monthly subscription charges increased 10.7% in 2002 to R$197.3 million, compared to R$178.3 million in 2001, which amounted to a decrease of 2.1% from R$182.1 million in 2000. The increase in revenues derived from monthly subscription charges in 2002 was principally due to the launch of a new group of service plans, each of which included a monthly subscription charge, as well as an average 7.8% rate increase which took effect in February 2002. The decrease in 2001 was principally due to the number of customers switching to pre-paid plans, for which we do not charge monthly subscription fees.

	Year ended December 31,

	2000	2001	2002

Average number of customers using post-paid plans(1)	756,326	681,535	1,106,682
Average number of customers using pre-paid plans(1)	469,049	828,663	557,104
Total number of customers(1)	1,225,375	1,510,198	1,663,786

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

     Interconnection Charges

     Interconnection revenues increased 11.3% to R$341.5 million in 2002 from R$306.8 million in 2001, which in turn represented a 24.5% increase from R$246.4 million in 2000. The increase during this three-year period was mainly caused by:

•	increases in our customer base; and

•	increases in interconnection fees.

     Other Service Revenues

     Revenues from other services principally include revenues from value added services, including short-message services (“SMS”); timnet services such as information services, ring tone services and SMS chat services; Internet services; conference calling; account transfers; changing numbers; call forwarding; call waiting; call blocking; and voicemail services that exceed the customer’s monthly limit for free service. Revenues from other services increased 175.6% to R$22.5 million in 2002 from R$8.2 million in 2001, which in turn represented a 151.4% increase from R$3.2 million in 2000. The increase over the three year period was mainly caused by the growth of value added services. We registered 52 million SMS messages in 2002, compared to 10 million messages in 2001. In addition, we pioneered the launch of SMS interconnection services with competitors in the Brazilian market in 2002.

     Sales of Cellular Handsets and Accessories

     Sales of cellular handsets in 2002 increased 50.7% to R$174.9 million from R$116.0 million in 2001, which in turn represented an increase of 35.5% from R$85.6 million in 2000. From May 2000 until August 2001, we did not sell cellular handsets to our authorized dealers. During this period, such sales were made by a third-party, and we did not receive revenues in connection with such sales. Beginning in August 2001, we resumed selling directly to our authorized dealers in order to ensure quality in the supply of handsets and because dealers preferred to deal directly with us. The increase in sales of cellular handsets in 2002 was due principally to the full-year effect of the restarted direct sales to our authorized dealers. The increase in 2001 was due principally to handset sales resuming in 2001 during a period with higher seasonal sales activity than the period during which handsets were sold in 2000.

     Discounts

     We treat discounts in the form of free minutes and discounts on handset sales as deductions from gross revenue. Discounts amounted to R$40.0 million in 2002, representing a 48.5% decrease from R$77.7 million in 2001, which represented an increase of 274.4% from R$20.8 million in 2000. The decrease in discounts provided to customers in 2002 resulted mainly from a reduction of competitive pressure to offer discounts during the year. The increase in discounts provided to customers in 2001 resulted mainly from marketing strategies implemented in order to attract new customers as well as retain existing customers.

Our Costs

     The following table sets forth the composition of costs of services and sales of cellular handsets for each year in the three-year period ended December 31, 2002, as well as the percentage change from year to year:

Statement of Income Data:

Brazilian Corporate Law	Year ended December 31,			Year over year

	2000	2001	2002	2000	2002

	(in thousands of reais)			Percentage Changes
Depreciation and amortization	R$128,341	R$150,121	R$164,362	17.0%	9.5%
Personnel	10,865	8,724	8,965	(19.7)	2.8
Interconnection	62,199	80,187	90,066	28.9	12.3
Leased lines and radio sites	43,548	41,574	43,147	(4.5)	3.8
Third party services and materials	16,011	12,365	17,392	(22.8)	40.7
Other costs of services	574	1,139	1,254	98.4	10.1
Total cost of services	261,538	294,110	325,186	12.5	10.6
Costs of handsets and accessories sold	102,930	111,923	161,197	8.7	44.0
Total costs of services and handset sales	R$364,468	R$406,033	R$486,383	11.4%	19.8%

     Depreciation and amortization

     Depreciation and amortization expenses increased 9.5% to R$164.4 million in 2002, compared to R$150.1 million in 2001, which in turn represented an increase of 17.0% from R$128.3 million in 2000. The increases throughout the three-year period resulted mainly from increases in the amount of our depreciable assets, as a result of investments made relating to the expansion and modernization of our network.

     We completed the replacement of base stations operating under analog technology with base stations operating under digital technology throughout the network during 2000. By the end of 2000, our network had 711 radio base stations, all of which were digital. During 2001 and 2002, we increased the number of our base stations from 754 to 795, all operating under digital technology. See Notes 3.f and 12 to our Consolidated Financial Statements.

     Personnel

     Personnel costs increased 2.8% to R$9.0 million in 2002 from R$8.7 million in 2001, which represented a 19.7% decrease from R$10.9 million in 2000. The increase in 2002 compared to 2001 was mainly due to a salary adjustment in accordance with a December 2001 collective-bargaining agreement with our labor union. The decrease in 2001 compared to 2000 was mainly due to a decrease in the number of employees.

     Interconnection

     Our interconnection costs are paid to fixed-line and other cellular service providers for completion on their networks of calls originating on our network. Interconnection costs increased 12.3% to R$90.1 million in 2002 from R$80.2 million in 2001, which in turn represented a 28.9% increase from R$62.2 million in 2000.

     The increase in the three-year period ending December 31, 2002 resulted principally from the increase in the size of our customer base, which led to a higher volume of calls originating from our network and completed on the networks of other telecommunications service providers.

     Leased lines and radio sites

     Leased-line and radio site costs represent lease payments to Brasil Telecom and Embratel for use of circuits interconnecting our base stations to our switching centers and to their fixed network. Such leased line costs increased 3.8% to R$43.1 million in 2002 from R$41.6 million in 2001, which represented a 4.5% decrease from R$43.5 million in 2000. The increase in leased line and radio site costs in 2002 was primarily due to an expansion of the network, which resulted in a 5.4% increase in the number of radio base stations. The decrease in 2001 was primarily due to price reductions negotiated with suppliers to reflect the high volume of circuits and capacity we use.

     Third-party services and materials

     Third-party services and materials costs amounted to R$17.4 million in 2002, a 40.7% increase from R$12.4 million in 2001, which in turn reflected a 22.8% decrease from R$16.0 million in 2000. The increase in cost of third-party services and materials in 2002 resulted principally from the increase in costs in reais of dollar-denominated maintenance agreements as a result of the devaluation of the real during the year and the incurrence for the first time of maintenance fees for services previously provided under product warranties. The decrease in 2001 resulted principally from the reclassification of costs associated with network maintenance from third-party servicer providers to general and administrative expenses.

     Other costs of services

     Other costs of services increased 10.1% to R$1.3 million in 2002 from R$1.1 million in 2001, which in turn represented a 98.4% increase from R$0.6 million in 2000.

     Costs of handsets and accessories sold

     The cost of cellular handsets and accessories sold in 2002 was R$161.2 million, representing a 44.0% increase from R$111.9 million in 2001, which in turn represented an increase of 8.7% from R$102.9 million in 2000. From May 2000 to August 2001, we did not sell cellular handsets to authorized dealers and we significantly decreased our purchase of cellular handsets during the period. Beginning in August 2001, we resumed direct sales of handsets to our authorized dealers. The increase in the cost of cellular handsets in 2002 was due principally to the full-year effect of resumed sales to our authorized dealers. The increase in 2001 was principally due to sales resuming in 2001 during a period with higher seasonal sales activity than the period during which handsets were sold in 2000.

Operating Expenses

     The following table sets forth our operating expenses, as well as the percentage change from year to year of each component, for the three-year period ended December 31, 2002.

Statement of Income Data:
Brazilian Corporate Law

	Year ended December 31,			Year over year

	2000	2001	2002	2001	2002

	(in thousands of reais)			Percentage Changes
Operating expenses:
Selling expenses	R$(201,150)	R$(181,424)	R$(185,446)	(9.8)%	2.2%
General and administrative expenses	(76,300)	(71,909)	(83,346)	(5.8)	15.9
Other operating income (expenses), net	(14,522)	(15,584)	(14,902)	7.3	(4.4)
Equity investment	—	(1,888)	(4,288)	—	127.1

Total operating expenses	R$(291,972)	R$(270,805)	R$(287,982)	(7.2)%	6.3%

     Our total operating expenses increased 6.3% to R$288.0 million in 2002 from R$270.8 million in 2001, which in turn represented a 7.8% decrease from R$292.0 million in 2000.

     Selling expenses

     Selling expenses increased 2.2% to R$185.4 million in 2002 from R$181.4 million in 2001, which in turn represented a 9.8% decrease from R$201.2 million in 2000. The increase in selling expenses in 2002, compared to 2001, was mainly due to higher amounts of allowances for doubtful accounts in 2002, compared to amounts we recorded in 2001, and was partially offset by a decrease in costs of third-party services resulting from lower advertising costs. The decrease in 2001, compared to 2000, was mainly due to lower amounts of allowances for doubtful accounts in 2001, compared to the amounts we recorded in 2000. See Note 24 to our Consolidated Financial Statements.

     Provisions for doubtful accounts increased 67.8% to R$30.7 million in 2002, from R$18.3 million in 2001, which in turn represented a 68.9% decrease from R$59.1 million in 2000. The changes over the three year period resulted principally from our efforts during 2001 to recover past-due accounts, including strengthening our collections practices and making efforts to reach settlements on outstanding past-due amounts. As a result, the amount of our provision (which is recorded in our financial statements net of recoveries) declined dramatically in 2001 compared to 2000 and was lower than in 2002, when the amount of the provision was not offset by large recoveries. Provisions for doubtful accounts were higher in 2000 than in 2001 also because the 2000 provisions were made in respect of sales in 1999 which were more aggressively pursued than sales in 2000. See Note 5 to our Consolidated Financial Statements.

     General and administrative expenses

     General and administrative expenses increased 15.9% to R$83.3 million in 2002 from R$71.9 million in 2001, which in turn represented a 5.8% decrease from R$76.3 million in 2000. The increase in general and administrative expenses in 2002 resulted mainly from an increase in information technology expenses relating to depreciation and amortization of information systems. The decrease in 2001 compared to 2000 was mainly due to a decrease in costs of third-party services. In 2002, in accordance with a new CVM rule, we began classifying employees’ profit sharing expense as general and administrative expense instead of as a separate line item below operating income before interest. All years prior to 2002 were restated for consistent presentation.

     Other Net Operating Expense

     We had other net operating expenses of R$14.9 million in 2002 a 4.4% decrease from R$15.6 million in 2001, which in turn represented a 7.3% decrease from R$14.5 million in 2000.

     In 2002, other net operating expense principally included the amortization of Goodwill in the amount of R$25.3 million. This expense was partially offset by income derived from fines in connection with the collection of past-due accounts, in the amount of R$3.5 million, income from rentals of circuits to fixed-line providers, in the amount of R$5.6 million, income from the settlement of an international roaming dispute, in the amount of R$1.2 million, amounts recovered under an agreement with NEC, in the amount of R$1.2 million, income in the form of free handsets and accessories from suppliers for market testing, in the amount of R$1.1 million, a refund of taxes related to intercompany loans, in the amount of R$0.7 million, and other revenues, in the amount of R$6.4 million.

     In 2001, other net operating expense principally included the amortization of Goodwill in the amount of R$26.9 million. This expense was partially offset by income derived from fines in connection with the collection of past-due accounts, in the amount of R$3.7 million, by income from rentals of circuits to fixed-line service providers, in the amount of R$5.4 million and by a reversal of a provision for the reduction to market value of inventories, in the amount of R$9.0 million.

     In 2000, other net operating expense principally included expenses in connection with the creation of a reserve to adjust our cellular handsets inventory to market value, in the amount of R$8.3 million, and the amortization of Goodwill, in the aggregate amount of R$14.3 million. These expenses were partially offset by income derived from fines in connection with past due accounts, in the amount of R$4.5 million, and by income from rentals of circuits to fixed-line service providers, in the amount of R$6.4 million.

     Net Financial Income (Expense)

     We had net financial expenses of R$19.0 million in 2002, representing a decrease of 57.3% from R$44.4 million net financial expense in 2001, which in turn represented a 23.3% decrease from R$57.9 million net financial expense in 2000.

     Net financial expenses over the period resulted principally from expenses in connection with :

•	interest expense in connection with a direct financing facility with the Export-Import Bank of the United States (“Eximbank”);

•	interest expenses in connection with certain loans from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”);

•	interest expenses in connection with debentures we issued; and

•	interest expenses on certain bridge loans we took during the first three quarters of 2000, before finalizing the negotiations of our long-term financing agreement with the BNDES and the issuance of our debentures.

These interest expenses in 2002, 2001 and 2000 were partially offset by interest income of R$121.3 million, R$45.3 million and R$17.5 million, respectively. Although we recorded net foreign exchange losses of R$36.7 million, R$17.6 million and R$12.7 million in 2002, 2001 and 2000, respectively, these losses were completely offset by equal net gains from our hedging arrangements recorded as interest income.

     A substantial portion of our capital expenditures were financed through loans and financings which had principal amounts outstanding of R$321.1 million, R$334.4 million and R$352.8 million on December 31, 2002, 2001 and 2000, respectively. See “Item 4. Information on the Company—Capital Expenditures.”

     Net non-operating income (expense)

     Net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets and write-offs of fixed assets. We had net non-operating expense of R$127 thousand in 2002, compared to net non-operating income of R$10 thousand and R$3.5 million in 2001 and 2000 respectively.

     Income and social contribution taxes

     In 2002, we recorded income and social contribution tax expense in the amount of R$19.5 million. The income and social contribution tax expense in 2002 was mainly due to the recording of taxable income. We recorded income and social contribution tax benefit of R$0.7 million and R$6.3 million in 2001 and 2000, respectively. Such gain resulted primarily from timing differences between book and tax income.

     Minority interests

     Minority interests reflect the participation of minority shareholders in the Subsidiaries in the net income or loss of such Subsidiaries, as the case may be. In November 2002, we restructured the Subsidiaries. As a result of this restructuring both Telesc Celular and CTMR Celular became wholly-owned subsidiaries of Telepar Celular, as opposed to direct subsidiaries of the Holding Company, and Telesc Celular’s and CTMR Celular’s shareholders became shareholders of Telepar Celular. Minority interest participation in the net income of Telepar Celular was R$12.6 million in 2002. Minority interest participation in the net income of the Subsidiaries was R$11.0 million in 2001. Minority interest participation in the net loss of the Subsidiaries was R$3.0 million in 2000. See Note 3.r to our Consolidated Financial Statements.

Brazilian Economic Environment

     Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

     Brazil experienced extremely high rates of inflation and devaluation of the Brazilian currency for years prior to the implementation of the Real Plan in 1994. Inflation and certain governmental measures to combat inflation have historically contributed to economic uncertainty in Brazil and to significant volatility in the Brazilian securities markets. The following tables set forth rates of inflation in Brazil, as measured by the IGP-M, and the devaluation of the real against the dollar during the periods indicated.

	Year ended December 31,

	1998	1999	2000	2001	2002

	(percentages)
Inflation (IGP-M)	1.7%	20.1%	9.9%	10.3%	25.3%
Devaluation (real vs. US$)(1)	8.2	48.0	9.3	18.6	52.3

	First Quarter of 2003

	Jan	Feb	Mar	Apr

	(percentages)
Inflation (IGP-M)	2.3%	2.3%	1.5%	0.9%
Devaluation (real vs. US$)(1)	(0.2)	1.1	(5.9)	(13.8)

(1)	Source: Central Bank and Fundação Getúlio Vargas.

Liquidity and Capital Resources

     Tele Celular Sul’s principal assets are the shares of the Subsidiaries. Tele Celular Sul relies almost exclusively on dividends from the Subsidiaries to meet its needs for cash, including for the payment of dividends to its shareholders. Tele Celular Sul controls the payment of dividends by the Subsidiaries, subject to limitations set forth by Brazilian law.

     We expect to fund our capital expenditures and distributions to our shareholders in 2003 with cash from operating and investing activities. In the event that cash from such sources were to fall short of our expectations, we would seek to compensate for such shortfall through a combination of financing and reduction of both capital expenditures and distributions to shareholders. Distributions to our shareholders, however, cannot fall below minimum thresholds required by Brazilian Corporate Law. See “Item 8. Financial Information Dividend Policy.”

     Our Sources and Uses of Funds

     We generated cash flows from operating activities in the amounts of R$431.3 million, R$249.6 million and R$195.7 million in 2002, 2001 and 2000, respectively.

     Principal uses of funds during the three-year period ended December 31, 2002, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets for the years ended December 2002, 2001 and 2000 totaled R$68.7 million, R$158.4 million and R$204.3 million, respectively. Dividend payments to Tele Celular Sul shareholders for the years ended December 31, 2002, 2001 and 2000 totaled R$18.7 million, R$10.2 million and R$11.3 million, respectively. Funds used for loan payments for the years ended December 31, 2002, 2001 and 2000 totaled, respectively, R$47.6 million, R$36.3 million and R$432.6 million.

     Financial Contracts

     We and our Subsidiaries are parties to the following material financial contracts:

•	Credit Agreement, dated as of December 3, 1999, among Telepar Celular, as borrower, Tele Celular Sul, as guarantor, and Export-Import Bank of the United States, as lender, in the principal amount of US$46.1 million. Our payments of principal and interest under this agreement are subject to currency exchange rate fluctuations and bear interest at a rate of 7.03% per annum;

•	Credit Agreement, dated as of December 22, 2000, among BNDES, Telepar Celular, as borrower, and Tele Celular Sul, as guarantor, in the principal amount of R$61.1 million. Under this loan, R$46.4 million of the total principal amount bears interest at a variable rate of 4% plus the long term interest rate (“TJLP”), which was 10.0% per annum on December 31, 2002. The remaining

R$14.7 million of principal is adjusted according to a “BNDES currency basket,” consisting mainly of the U.S. dollar. On December 31, 2002, the outstanding amount under this credit agreement, including accrued interest, was R$69.4 million; and

•	Indenture for the First Public Issuance of Subordinated Single-Series Simple Debentures of Telepar Celular, dated as of November 9, 2000, in the principal amount of R$200.0 million. The debentures are nonconvertible and bear interest at a variable rate equal to 102.7% of the inter-bank certificate of deposit rate (“CDI”), which equaled an average of 19.1% per annum for the year ended December 31, 2002. The debentures will mature in October 2003. On December 31, 2002, the amount outstanding under our debentures was R$210.1 million.

     See notes 15 and 16 to our Consolidated Financial Statements for a further description of such financing agreements. See “—Quantitative and Qualitative Disclosures about Market Risk,” for a discussion regarding our exposure to foreign currency fluctuations and our hedging activities.

     On December 31, 2002, we had R$321.1 million outstanding in loans, financings and debentures compared to R$334.4 million on December 31, 2001, and to R$352.8 million on December 31, 2000.

    Investments in Fixed Assets

     We made capital expenditures totaling R$68.7 million, R$158.4 million, and R$204.3 million in 2002, 2001 and 2000, respectively. In 2002, capital expenditures related primarily to:

•	expanding coverage and

•	enhancing information technology.

     In 2001 and 2000, capital expenditures related primarily to:

•	expanding network capacity, coverage and digitalization;

•	developing new operational systems to meet customers’ demands; and

•	creating the timnet internet portal.

     The following table contains a breakdown of our investments in fixed assets for the fiscal years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

Capital Expenditures Categories	2000	2001	2002

	(in millions of reais)
Telecommunications equipment	R$122.8	R$83.2	R$34.5
Network construction	20.7	20.2	1.4
Information technology	36.7	25.9	22.2
Others	24.1	29.1	10.6

Total capital expenditures	R$204.3	R$158.4	R$68.7

     Our management has approved planned capital expenditures in 2003 in the total amount of R$270.0 million. Most of the planned 2003 capital expenditures relate to the implementation of the GSM overlay. See “—Information on the Company—History and Development of the Company—Capital Expenditures.”

    Dividends

     We are required to distribute 25% of our adjusted net income to our shareholders either as dividends or as tax-deductible interest on shareholders’ equity. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to the higher of: (i) 6% of our capital (“capital social”) divided by the total number of ordinary and preferred shares, and (ii) 3% of the net shareholders’ equity (“patrimônio líquido”), according to the most recent financial statements approved by the shareholders. See Note 21.e to our Consolidated Financial Statements. Our Subsidiaries are also subject to mandatory distribution requirements and are accordingly required to pay dividends to their shareholders, in the case of Telesc Celular and CTMR Celular, exclusively to Telepar Celular, and in the case of Telepar Celular, to Tele Celular Sul and Telepar Celular’s minority shareholders.

     The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by Tele Celular Sul to its shareholders for the fiscal years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,

Distribution	2000	2001	2002

	(in millions of reais)
Dividends	R$9.2	R$0.8	R$11.8
Interest on Shareholders’ Equity	2.1	17.7	14.5

Total Distributions	R$11.3	R$18.5	R$26.2

     Tele Celular Sul common shareholders approved on March 18, 2003 the distribution of a total of R$28.8 million to its shareholders in respect of 2002 income, as dividends and interest on shareholders’ equity.

    Contractual Obligations and Commercial Commitments

     The following table represents our contractual obligations and commercial commitments as of December 31, 2002:

Payments due by Period
(in thousands of reais)

		Less than	1-3	4-5	After 5
	Total	1 year	years	years	years

Contractual obligations
Long-term debt	R$110,971	R$38,052	R$72,536	R$383	—
Capital lease obligations	—	—	—	—	—
Operating leases	—	—	—	—	—
Unconditional purchase obligations	—	—	—	—	—
Other long-term obligations	210,114	210,114	—	—	—

Total contractual cash obligations	R$321,085	R$248,166	R$72,536	R$383	—

     See Notes 15 and 16 to our Consolidated Financial Statements.

Research and Development

     In connection with the Breakup of Telebrás, each of the Subsidiaries was required to enter into three-year contracts with the Centro de Pesquisa e Desenvolvimento da Telebrás, a research and development center formerly operated by Telebrás that has continued to develop communications technology since the Breakup as a private, independently managed entity. Under such contracts, the Subsidiaries were required to pay the Centro de Pesquisa e Desenvolvimento da Telebrás an aggregate total amount of R$2.3 million, during the three-year period ended in May 2002.

     We rely on research and development conducted by the manufacturers of products we purchase. We do not carry out significant independent technological research and development activities.

     Our aggregate expenditures on research and development, including our contributions to the Centro de Pesquisa e Desenvolvimento da Telebrás, were R$0.6 million and R$1.1 million for 2001 and 2000, respectively.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

     Tele Celular Sul’s management consists of a Conselho de Administração (“Board of Directors”) and a Diretoria (“Board of Executive Officers”), which are overseen by a Conselho Fiscal (“Fiscal Committee”). The Tele Celular Sul Board of Directors is comprised of three members serving for a three-year term.

     The following are the current members of the Board of Directors and their respective positions.

Name	Position	Date Appointed

Mario Cesar Pereira de Araújo	Chairman	March 18, 2003
Paulo Sérgio de Oliveira Diniz	Director	December 20, 2002
Franco Bertone	Director	December 20, 2002

     Set forth below are brief biographical descriptions of the directors.

     Mário César Pereira de Araújo, 55 years old, has been a member of our Board of Directors and the Chairman of our Board since March 2003. He holds a degree in electrical engineering from Universidade Federal do Rio de Janeiro – UFRJ. Mr. Araújo has been Chief Executive Officer of TIM Brasil S.A., Tim Celular S.A. and Bitel Participações S.A. since February 2003. He has also been Chief Executive Officer and Technology Officer of Tele Nordeste Celular since April 2003. Additionally, he has been Chairman of the Board of Directors of Tele Nordeste Celular, Telpa Celular S.A., Telepisa Celular S.A., Teleceará Celular S.A. and Telasa Celular S.A. since May 2003. From 1999 to 2002, he served as Chief Executive Officer of Norte Brasil Telecom. From 1998 to 1999, he served as Chief Executive Officer of Tele Centro Oeste Celular. From 1997 to 1998, he served as a Manager of Services in the areas of paging, trunking and Internet services at Splice do Brasil S.A. From 1977 to 1997, he worked at Embratel as a Manager of Data Communications, an Assistant to the Director of Engineering and as a Manager of the Department of Corporate Clients. From 1973 to 1977, he worked in the data and text communications department of Telerj.

     Paulo Sérgio de Oliveira Diniz, 46 years old, has been a member of our Board of Directors since December 2002. He holds a degree in Production Engineering from Universidade Politécnica de São Paulo, a post-graduate degree in Human Resources from Insead in France, and an M.B.A. from the International Management Development Institute in Switzerland. Since 1998, he has worked for the Telecom Italia Group, initially as Chief Financial Officer for TIM Maxitel S.A, and later as Chief Financial Officer for Tim Brasil S.A. He currently serves as Director and Corporate Treasurer for Latin American Operations. From 1996 to 1998, he served as Corporate Treasurer for Keramik Holding AG Laufen in Switzerland. From 1992 to 1995, he served as Finance and Administrative Director for Incepa S.A in Brazil. From 1991 to 1992, he served as Controller for Latin American Operations for United Technologies in the United States. From 1987 to 1991, he served as Controller for Hoffman La Roche in Brazil. From 1986 to 1987, he served as Senior Account Manager – Latin America Corporate Banking for the Bank of Montreal in Canada. From 1983 to 1984, he served as an Account Manager for the Banco Frances in Brazil.

     Franco Bertone, 51 years old, has been a member of our Board of Directors since December 2002. Mr. Bertone holds a degree in electrical engineering and a graduate degree in business, digital communications and systems management from Scuola Superiore G. Reiss Romoli. Mr. Bertone is Corporate Vice President of Telecom Italia Latin America. From 2001 to 2002, Mr. Bertone was the Director of International Operations for Telecom Italia Latin America. From 1997 to 2000, Mr. Bertone was the Chief Executive Officer and Board President of Entel-Bolivia. From 1992 to 1997, Mr. Bertone was the Chief Executive Officer and Board President of Sirti Limited Corp. – USA. From 1986 to 1991, Mr. Bertone was the Director of Systems at Sirt-Milano. From 1983 to 1985, Mr. Bertone was the Programming Manager of the Sirt-Ericsson-Phillips joint venture.

Board of Executive Officers

     The Board of Executive Officers consists of four members, elected by the board of directors for a term of three years. An executive officer may be removed from office at any time.

     The following are the current executive officers and their respective positions:

Name	Position	Date Appointed

Alvaro Pereira de Moraes Filho	President, Chief Executive Officer, Chief Information Technology Officer and Chief Administrative Officer	October 31, 2002
Paulo Roberto Cruz Cozza	Chief Financial Officer and Director of Investor Relations	October 31, 2002
Gil Odebrecht	Chief Technology Officer	October 31, 2002
Maurício Roorda	Chief Marketing Officer and Chief Commercial Officer	October 31, 2002

     Set forth below is a brief biographical description of the executive officers.

     Alvaro Pereira de Moraes Filho, 54 years old, has been our president and chief executive officer since September 1998. He also holds the position of our chief information technology officer and chief administrative officer. He also serves as the president of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A. He joined Telecomunicações do Paraná S.A.—Telepar in 1974 where he has served as manager of data processing (1974-78), manager of the division of planning of operations (1976-80), manager of the coordination of operations department (1979-87), manager of the engineering planning department (1987-91), manager of the human resources development department (1991-93), executive officer of engineering (1993-94), manager of the technical coordination office (1994-95) and manager of the systems department (1996-98). He has also served as manager of the services department (1995-96) of Telepar Celular. He holds a degree in electronic engineering from the Instituto de Tecnologia e Aeronáutica – ITA.

     Paulo Roberto Cruz Cozza, 39 years old, has been our chief financial officer and investor relations director since January 2002. In 1988, he joined Itautec Informática S.A., acting as an accounting manager. From 1992 to 1998, he served as controlling manager at Holland Latina America Ltda. From 1998 to 1999, he served as controlling manager at Incepa Louças Sanitárias S.A. He joined Tele Celular Sul in 1999, as controlling manager, and has served as chief financial officer since January 2002. His professional experience includes the preparation of management systems for the financial, human resources and controlling areas. He holds an accounting degree from Faculdades Integradas Garulhos.

     Gil Odebrecht, 36 years old, has been our chief technology officer since June 1999. He joined Telesc in 1988 where he served as an engineer for projects, implementation, operations and maintenance of switching centers until 1992. From 1992 to 1995, he served as manager of the technical division of cellular telephony. From 1995 to 1998, he served as manager of the department of cellular telephony, and since 1998, he has served as manager of the department of operations for the state of Santa Catarina. He holds an electrical engineering degree from the Federal University of Santa Catarina and a business administration degree from the University for the Development of the State of Santa Catarina.

     Maurício Roorda, 39 years old, has been our chief business and marketing officer since March 2000. He served as a development engineer for Siemens in Brazil from 1986 to 1988. In 1989, he joined Shell in Brazil where acted as manager of information technology until 1994. He joined Banco Nacional in 1996, where after working on the reorganization of the distribution department of the bank, he was named Marketing Director. He has a degree in electrical engineering from the Technological Institute of Aeronautics – I.T.A., with a specialization in telecommunications. He holds a master’s degree in electrical engineering from The Netherlands University Foundation for International Cooperation, Holland (1985 – 1986), and an MBA from the Massachusetts Institute of Technology, USA (1995 – 1996).

Fiscal Committee

     The Fiscal Committee consists of five members: three members elected by Bitel, one member elected by the minority common shareholders, and one member elected by the holders of our Preferred Shares.

     The following are the current members of our fiscal committee:

Name	Date Appointed

Antonio Sidnei dos Santos	March 18, 2003
Isaac Salim Sutton	March 18, 2003
José Antonio Machado	March 18, 2003
Lara Cristina Ribeiro Piau	March 18, 2003
Walmir Urbano Kesseli	March 18, 2003

Compensation

     For the year ended December 31, 2002, Tele Celular Sul paid the directors and executive officers as compensation for their services, in the aggregate, approximately R$1.2 million. The officers and directors did not receive any benefit not included in the compensation referred to in this annual report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2002. See “—Employee Stock Option Plan,” for a description of our plan to compensate our employees based on the results of operations.

Board Practices

     Our directors’ duties and responsibilities are set forth by Brazilian law and our Estatutos (“by-laws”). All decisions taken by our board of directors are registered in the books of the Board of Directors’ meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings when discretionarily called by the chair, or two directors. The chairperson of the Board of Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee or a compensation committee.

Our Employees

     On December 31, 2002, we had 1,015 full-time employees and 50 independent contractors, compared to 1,178 full-time employees and 55 independent contractors in 2001, and 1,175 full-time employees and 70 independent contractors in 2000. On December 31, 2002, approximately 22% of employees were members of state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná. We negotiate a new collective labor agreement every year with the local unions. The collective agreements in force on December 31, 2002, expire on November 30, 2003. Management considers our relations with our work force to be very good. We have not experienced a strike that had a material effect on operations.

   Employee Benefit Plans

     Before the Breakup, Fundação Telebrás de Seguridade Social – Sistel administered a defined benefit plan for the benefit of the former employees of the Predecessor Companies. All Predecessor Companies jointly sponsored the single defined benefit plan managed by Fundação Telebrás de Seguridade Social – Sistel.

     In preparation for the Breakup, separate defined benefit plans were created, each exclusively covering employees of an individual Predecessor Company. Telepar, Telesc, CTMR and the other sponsors of the defined benefit plan managed by Fundação Telebrás de Seguridade Social – Sistel negotiated the creation of independent defined benefit plans on January 13, 2000. According to this segregation of the single defined benefit plan managed by Fundação Telebrás de Seguridade Social – Sistel, Telepar, Telesc and CTMR were responsible for funding the individual defined benefit plans covering their own respective employees. As a result of the Telepar, Telesc, CTMR cellular business spin-off, and the creation of our Subsidiaries, the Telepar, Telesc and CTMR defined benefit plans became jointly sponsored by us and Brasil Telecom, the fixed-line service provider operating within our Region after the Breakup.

     Fundação Telebrás de Seguridade Social – Sistel still manages such defined benefit plans independently from us, and its assets and liabilities are fully segregated from ours. Those of our employees participating in the

Telepar, Telesc and CTMR defined benefit plan administered by Fundação Telebrás de Seguridade Social – Sistel at the time of our Privatization were entitled to maintain their respective rights under such plans.

     We currently make monthly contributions to Fundação Telebrás de Seguridade Social – Sistel equal to approximately 13.5% of the salary paid to each of the employees covered by the defined benefit plans administered by Fundação Telebrás de Seguridade Social – Sistel. In addition, each of the employees covered by such plans also makes a monthly contribution to Fundação Telebrás de Seguridade Social – Sistel, which is determined according to age and salary.

     Employees hired after our Privatization are not covered by Fundação Telebrás de Seguridade Social – Sistel, and we do not contribute to any pension fund on behalf of such employees. See Note 31.III.a to our Consolidated Financial Statements.

     During 2002, we created a new defined contribution pension plan (“TIMPREV”) that would bring us in line with current social security practices in the private sector and also allow for the migration of employees participating in our private plan created in 2000 (“Tele Celular Sul PBS Plan”). TIMPREV was approved by the Secretary of Complementary Pension on November 13, 2002 in Notification 1,917 CGAJ/SPC. TIMPREV sets forth new guidelines for the granting and maintenance of benefits and outlines new rights and obligations for Sistel, the plan administrator; sponsors; participants and their respective beneficiaries.

     Migration from the Tele Celular Sul PBS Plan to TIMPREV is optional. In order to encourage migration to TIMPREV, we offered bonuses to those employees migrating before January 29, 2003. As of January 29, 2003, 94% of the participants in our private plan had migrated to TIMPREV. Upon electing to migrate to TIMPREV, a participant extinguishes all rights to benefits under the Tele Celular Sul PBS Plan.

     As more employees participate in TIMPREV, we anticipate that the sponsor’s risk to eventual actuarial deficit will decrease, consistent with the characteristics of typical defined contribution plans. Under the rules of defined contribution plans, the sponsor normally contributes 100% of the basic contribution of the participant. In accordance with the terms and conditions of the approved rules, the administrator of TIMPREV will ensure the benefits listed below. However, the administrator will not assume responsibility for granting any other benefit, even if social security officially grants it to its beneficiaries:

•	a regular retirement pension;

•	an anticipated retirement pension;

•	a disability pension;

•	a deferred proportional benefit; and

•	a death pension.

Share Ownership

     None of the directors or executive officers beneficially owned 0.01% or more of our Common Shares or Preferred Shares on December 31, 2002.

   Stock Option Plan

     At our extraordinary shareholders’ meeting held on May 2, 2001, our shareholders approved a stock option plan that was effective as of that date. The purposes of the stock option plan are:

•	to retain the services and advice of our key directors and employees, upon whose judgment, initiative and efforts we depend;

•	to make available to our key directors and employees certain compensatory arrangements based on our market value increase; and

•	to align generally the interests of our key directors and employees and the interests of our shareholders.

     Our Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of Preferred Shares for the benefit of our key employees. The amount of shares that may be issued under the stock option plan is limited to 1.5% of our capital stock. The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”) on May 2, 2001.

     Our employee stock option plan has a four-year term and will expire in April 2005. No option may be exercised after four years from the date it was granted. The exercise of the option shall occur at the end of the fourth year after the granted date, but can be anticipated depending upon the achievement of certain operational results, which are based on EBIT (earnings before interest and taxes).

     Our targeted EBIT was R$119.7 million and R$94.7 million for the years ended December 31, 2001 and December 31, 2002, respectively. Our actual EBIT for the years ended December 31, 2001 and December 31, 2002 exceeded their respective targeted amounts. Accordingly, two-thirds of the granted options may be exercised in March, August and December 2003. No option granted to our key directors and employees was exercised as of March 31, 2003.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

     Of the Holding Company’s two classes of capital stock outstanding, only our Common Shares have full voting rights. In June 1998, a consortium comprised of UGB and Bitel acquired 51.8% of our Common Shares. On December 15, 1998, UGB exercised a put option under the Shareholders Agreement between UGB and Bitel, dated as of July 24, 1998 (the “Shareholders Agreement”), under which UGB had the right to sell all of its shares of the Holding Company to Bitel, subject to the approval of Anatel and the Conselho Administrativo de Defesa Econômica – CADE (“CADE”), Brazil’s federal competition agency. The sale was finalized on March 26, 1999, following its approval by Anatel and CADE. Accordingly, Bitel has the ability to control the election of the Holding Company’s Board of Directors and the direction of our future operations. The Shareholders Agreement was terminated following the sale, and Bitel is no longer subject to any material obligations under such agreement.

     The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of our Common Shares or more as of April 30, 2003. Our Common Shares held by Bitel have the same voting rights as the other Common Shares.

		Percentage of
	Thousands of Common	Outstanding
Name of owner	Shares Owned	Common Shares

Bitel Participações S.A.	67,344,277	52.06
Previ – Caixa de Previdência dos Funcionários do Banco do Brasil S.A.	6,830,177	5.08
All our directors and executive officers as a group	42.06	0.03

     Bitel is a Brazilian subsidiary of TIM Brasil S.A., which is part of a group headed by TIM. TIM is part of a group whose parent company is Telecom Italia. See “Item 4. Information on the Company—Organizational Structure.”

     As of April 30, 2003, there were 107,326,720,000 Preferred Shares represented by ADSs. As of such date, the number of Preferred Shares represented by ADSs constituted 48.3% of the total amount of Preferred Shares outstanding and 30.1% of the total capital of the Holding Company.

Related Party Transactions

     Tele Celular Sul owed R$4.2 million to its affiliates arising out of inter-company loans outstanding on December 31, 2002. The amounts Tele Celular Sul owes to the Subsidiaries bear interest equal to the sum of (i) the CDI, plus (ii) a 1.2% spread.

     On the other hand, Tele Celular Sul had inter-company credits in the amount of R$25.4 million on December 31, 2002. The amounts owed to Tele Celular Sul by the Subsidiaries bear interest equal to the sum of (i) the CDI, plus (ii) a 1.2% spread.

     All these inter-company transactions were eliminated in our Consolidated Financial Statements. See Note 9 to our Consolidated Financial Statements.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

     See Item 18 of this annual report for our Consolidated Financial Statements.

Legal Proceedings

     Litigation Related to the Conversion of Our Concessions into Authorizations

     In January 2003, a type of class action (“ação popular”) was brought by an individual against ANATEL and all the companies controlled by TIM in Brazil, including us. The claim sought to suspend the effects of Resolução 318, of September 27, 2002, and other acts by ANATEL, including the Authorizations PVCP/SPV nos. 001/2002 to 011/2002, published on December 12, 2002, which authorized us to migrate from the SMC regime to the PCS regime.

     The action specifically challenged the omission of provisions regulating the return of the assets (“bens reversíveis”) used by us in connection with the provision of telecommunication services by the time of the expiration of the Authorizations. By reason of such omission, argues the claimant, the Federal Government would suffer irreparable damage and, therefore, the Anatel acts allowing the migration from the SMC to PCS should be declared null and void.

     We vigorously have challenged this action, and after some preliminary decisions by lower courts (“medidas liminares”), we have obtained a unanimous decision from the Regional Federal Court of Appeals (“Tribunal Regional Federal”) permitting the migration from SMC into PCS, reserving discussion about the return of the assets to the Federal Government for a later date.

     We believe that migration from the SMC regime to the PCS regime, and the related acts by Anatel, will not be suspended or modified. The discussion with respect to the return (“reversão”) to the Federal Government of our assets used in connection with the provision of telecommunication services should be subject to further debate.

     Litigation Related to the Application of the ICMS

     In June 1998, the governments of the individual Brazilian states approved an agreement to interpret existing Brazilian tax law to apply the ICMS tax in respect of certain revenues, including cellular activation fees and monthly subscription charges, that had not previously been subject to such taxes. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation and subscription fees charged during the five years proceeding June 30, 1998. Our management believes that the attempt by the state governments to extend the scope of the ICMS tax to services that are supplementary to basic telecommunications services is unlawful because:

•	the state governments acted beyond the scope of their authority,

•	their interpretation would subject to taxation certain services, particularly cellular activation, that are not considered to be payments for telecommunications services and

•	new taxes may not be applied retroactively.

     Each of the Subsidiaries has filed a lawsuit with the treasury court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS tax to activation fees. Each of the Subsidiaries has obtained a temporary injunction relieving it from the payment of the ICMS tax on activation fees during the pendency of the lawsuits. We have collected the ICMS tax on activation fees and monthly subscriptions from customers since June 1998 and deposited all activation fees and monthly subscription fees collected since that date. Our management does not believe that application of the ICMS tax on a prospective basis will have a material impact on our results of operations.

     Litigation Related to the Use of Premium Arising Out of the Breakup of Telebrás

     On April 4, 2002, a Congressman filed a lawsuit in federal court in Brasília, Federal District, against a number of governmental telecommunication entities and the New Holding Companies. The purpose of the lawsuit is to prevent the New Holding Companies from using the amortization of the goodwill paid by the New Holding Companies to the Brazilian government in the Breakup of Telebrás to generate tax benefits.

     Even though we are unable to predict the final outcome of this lawsuit, we believe that a ruling favorable to the plaintiff is unlikely. Accordingly, we have not created a reserve in connection with this litigation. If an unfavorable ruling is issued against us, it will lose the tax benefit derived from the premiums paid, and our tax liability will increase. We believe that an unfavorable decision would not have a material adverse effect on our business, results of operations, financial condition or prospects.

     Litigation Related to the Breakup of Telebrás

     The breakup of Telebrás is subject to several lawsuits in which the plaintiffs have requested, and in certain cases obtained, preliminary injunctions against the Breakup. All of these preliminary injunctions have been quashed by decisions of the relevant federal court, although several such decisions are currently on appeal. The lawsuits are based on a number of legal theories, including that:

•	Brazil’s constitution requires that the creation of the 12 new holding companies be specifically authorized by the Telecommunications Law;

•	the shareholders’ meeting of Telebrás held on May 22, 1998 which approved the breakup was not properly convened;

•	national sovereignty will be threatened if the country’s telecommunications companies are controlled by foreign entities; and

•	the Telecommunications Law requires that certain matters, such as the entry of new competitors and the administration of development and technology funds, be regulated prior to the breakup and privatization, either by an executive order of the President or by an act of congress.

     If any of these lawsuits ultimately succeed, the breakup will have to be reinitiated. This could require, depending upon the prevailing plaintiff’s theory, any combination of

•	amendment of the Telecommunications Law; and

•	reconvening the May 22, 1998 Telebrás shareholders’ meeting.

     It is theoretically possible under Brazilian law for a court to require that the breakup be unwound, although management believes that this would not be likely to occur.

     Litigation Arising Out of Events Prior to the Breakup of Telebrás

     Telebrás and the Predecessor Companies are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor

Companies to the Subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions have been assigned to our Subsidiaries. Any claims against the Predecessor Companies which are not satisfied by the Predecessor Companies could result in claims against our Subsidiaries to the extent that our Subsidiaries have received assets which might have been used to settle those claims had they not been spun off from the Predecessor Companies.

     Under the terms of the Breakup of the Telebrás system, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims, for which Telebrás and the new holding companies are jointly and severally liable by operation of law, and any liability for which specific accounting provisions have been assigned to us or one of the other new holding companies. Our management believes that the chances of claims of this nature materializing and having a material adverse financial effect on us are remote.

     Other Litigation

     We are a party to certain legal proceedings arising in the normal course of business. We have provided for or deposited in court amounts to cover our estimated losses due to adverse legal judgments. In the opinion of our management, such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

     Under our by-laws, we are required to distribute as dividends in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of adjusted net income on such date as mandatory dividend. The annual dividend distributed to the holders of our preferred shares has priority in the allocation of adjusted net income.

     For the purposes of the Brazilian Corporate Law, and in accordance with our by-laws, the adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

     We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which it, together with our other capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2002, the balance of our legal reserve was R$23.8 million, which was equal to 7.3% of our total capital.

     The Brazilian Corporate Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to unrealized revenue reserve. Under the Brazilian Corporate Law, realized net profits is defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

     Under the Brazilian Corporate Law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and a maximum amount of the reserve.

     We may also allocate a portion of our net profits for discretionary appropriations for plan expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets for more than one year must be revised at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. On December 31, 2002, we had an income reserve for expansion of R$310.2 million.

     The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the Corporate Law method.

     The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with the Brazilian Corporate Law.

     Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of ordinary shares in an amount equal to the dividend paid to the preferred shareholders. The remainder is distributed equally among holders of preferred shares and ordinary shares.

     Under the Brazilian Corporate Law, a company is permitted to suspend the mandatory dividend in respect of ordinary shares and preferred shares not entitled to a fixed or minimum dividend if:

•	its board of directors and fiscal committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•	the shareholders ratify this conclusion at the shareholder’s meeting. In this case,

•	the board of directors must forward to the Brazilian securities commission within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

•	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as our financial situation permits.

     Our preferred shares are each entitled to a minimum dividend and thus the mandatory dividend may be suspended only with respect to our ordinary shares. Dividends may be paid by us out of retained earnings or accumulated profits in any given fiscal year.

     For the purposes of the Brazilian Corporate Law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants, income bonds, employees’ and management’s participation in a company’s profits.

     Priority and Amount of Preferred Dividends

     Our by-laws provide for a minimum yearly per share dividend for our preferred shares equal to 6% of the amount obtained by dividing the total share capital by the total number of preferred shares in an amount equal to the higher of (i) 6% of our capital (“capital social”) divided by the total number of ordinary and preferred shares and (ii) 3% of the net shareholders’ equity (“patrimônio líquido”), according to the most recent financial statements approved by the shareholders.

     As a result of such provision, holders of the our preferred shares are entitled to receive in any year distributions of cash dividends prior to the holders of our ordinary shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares, up to the amount of the dividend that must be paid to the holders of preferred shares for such year;

•	then, to the holders of ordinary shares, until the amount distributed in respect of each ordinary share is equal to the amount distributed in respect of each preferred share; and

•	thereafter, to the holders of ordinary shares and preferred shares on a pro rata basis.

     If the mandatory dividend in any year is higher than or equal to the dividend paid to the holders of preferred shares in that year, the holders of ordinary shares will not be entitled to receive any cash dividends from us in that year. If the dividend to be paid to the holders of preferred shares is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights until such time as that dividend is paid in full for any year.

     Payment of Dividends

     We are required by law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under the Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, with must occur prior to the end of the fiscal year in which such dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which we have no liability for such payment. Because our shares are issued in book-entry form, dividends with respect to any share are credited to the account holding such share. We are not required to adjust the amount of paid-in capital for inflation. Annual dividends may be paid to shareholders on a pro rata basis according to the date when the subscription price is paid to us.

     Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, which is the registered owner of our shares.

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the custodian on behalf of JPMorgan Chase Bank, as depositary, which will then convert those proceeds into dollars and will cause such dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into dollars, the amount of dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

Significant Changes

     No significant change has occurred since December 31, 2002, the date of our Consolidated Financial Statements.

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

     The principal market for our Preferred Shares is the Bovespa. On December 31, 2002, we had 213,612,105,811 Preferred Shares and 129,357,833,871 Common Shares.

     Our Preferred Shares commenced trading separately from any other security on the Brazilian stock exchanges on September 21, 1998. See “—Presentation of Information—Market Information.”

     The following table sets forth the reported high and low sale prices for our Preferred Shares on Bovespa, at closing of business day, for the periods indicated.

	Reais per
	1,000 Preferred Shares

	Low	High

1998
Third quarter (beginning September 21)	R$1.68	R$1.80
Fourth quarter	0.87	3.20
1999
First quarter	2.04	3.50
Second quarter	3.17	4.05
Third quarter	2.95	3.85
Fourth quarter	3.75	6.50
2000
First quarter	8.20	12.10
Second quarter	4.70	9.00
Third Quarter	5.21	8.70
Fourth Quarter	3.93	5.85
2001
First quarter	3.68	5.50
Second quarter	3.94	5.23
Third quarter	2.35	4.70
Fourth quarter	2.64	4.02
2002
First quarter	3.01	3.84
Second quarter	2.67	3.17
Third quarter	2.42	3.38
Fourth quarter	2.29	3.02
Last Six Months
December 2002	2.66	2.80
January 2003	2.42	2.97
February 2003	2.09	2.44
March 2003	2.19	2.41
April 2003	2.28	2.52
May 2003	3.03	2.87
June 2003 (through June 11, 2003)	2.98	2.85

     Our Preferred Shares traded in the United States on the NYSE are represented by ADSs, each representing 10,000 Preferred Shares. Our ADSs are issued by JPMorgan Chase Bank (“JPMorgan Chase”), as depositary (“Depositary”), pursuant to a deposit agreement among Tele Celular Sul, JPMorgan Chase and the registered holders and beneficial owners from time to time of our ADSs. The ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol “TSU.”

     The following table sets forth the reported high and low sales prices for our ADSs on the NYSE, at closing of business day, for the periods indicated.

	U.S. dollars per
	our ADS

	Low	High

1998
Fourth quarter (beginning November 16, 1998)	US$12.35	US$30.25
1999
First quarter	15.38	21.00
Second quarter	16.56	25.00
Third quarter	15.94	21.69
Fourth quarter	16.37	33.25
2000
First quarter	47.88	69.20
Second quarter	25.62	50.88
Third Quarter	27.38	47.00
Fourth Quarter	20.13	30.56
2001
First quarter	16.50	29.49
Second quarter	16.99	22.19
Third quarter	9.69	19.49
Fourth quarter	9.50	15.70
2002
First quarter	12.55	16.97
Second quarter	8.90	14.25
Third quarter	6.37	12.00
Fourth quarter	5.70	9.00
Last Six Months
December 2002	6.85	8.25
January 2003	6.70	9.05
February 2003	5.70	7.10
March 2003	7.18	5.80
April 2003	7.06	8.53
May 2003	8.40	9.70
June 2003 (through June 11, 2003)	8.81	9.41

Since May 18, 1998, the common and preferred shares of Telepar Celular have traded on the Bovespa.

     Markets

Trading on the Brazilian Stock Exchanges

     The Bovespa is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded. The exclusive trading of such securities on the Bovespa is the result of several memoranda of understanding entered into by the Bovespa and the other Brazilian stock exchanges. The Rio de Janeiro stock exchange is now exclusively responsible for the electronic trade of public debt securities and for privatization auctions. In 2002, the Bovespa accounted for 100% of the trading value of equity securities on all Brazilian stock exchanges.

     Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Bovespa has two open outcry trading sessions each day, from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., to closely mirror NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the Bovespa and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). These systems are computerized systems that link electronically with the seven smaller regional exchanges. The Bovespa also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or market makers for our shares on the Bovespa. Beginning March 31, 2003, the Bovespa modified its trading practices with respect to its open outcry trading sessions and its electronic trading system. Under these revised trading practices, orders registered in an open outcry session will be matched through that open outcry session only, while orders registered through the electronic trading system may be matched both through the electronic system and through an open outcry session, if a matching order better by five centavos (R$0.05) is available.

     In order to better control volatility, Bovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indexes of these stock exchanges fall below 10% or 15%, respectively, in relation to the index registered in the previous trading session.

     Settlement of transactions in effected three business days after the trade date without adjustment of the purchase price for inflation. Delivery of and payment for shares are made through the facilities of the clearinghouse, or Companhia Brasileira de Liquidação e Custodia — CBLC, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

     The Bovespa is less liquid than the NYSE or other major exchanges in the world. On April 30, 2003, the aggregate market capitalization of the 391 companies listed on Bovespa was approximately US $155.5 billion, and the 10 largest companies listed on Bovespa represented approximately 45.7% of the total market capitalization of all listed companies. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (“Conselho Monetário Nacional”). Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the Brazilian securities commission (“Comissão de Valores Mobiliários - “CVM”). In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “—Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Differentiated Levels of Corporate Governance and the New Market

     In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, among others, the Bovespa has implemented two new initiatives:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed on the Bovespa, and

•	a new separate listing segment for qualifying issuers referred to as the “New Market.”

     The Differentiated Levels of Corporate Governance, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the Bovespa. The companies may be classified into two different levels, depending on their degree of adherence to the Bovespa practices of disclosure and corporate governance.

     To become a Level 1 company, an issuer must voluntarily satisfy the following requirements: (i) ensure that shares amounting to at least 25% of its capital are outstanding and available for trading in the market; (ii) adopt procedures that favor the dispersion of shares into the market whenever making a public offering; (iii) comply with minimum quarterly disclosure standards; (iv) follow stricter disclosure policies with respect to transactions with controlling shareholders, directors and officers involving the issuer’s securities; (v) disclose any existing shareholders agreements and stock option plans; and (vi) make a schedule of corporate events available to the minority shareholders. The Holding Company is currently considering complying with these requirements for Level 1 of Corporate Governance.

     To become a Level 2 company, an issuer must, in addition to satisfying the Level 1 criteria, satisfy the following requirements: (i) require all directors to serve unstaggered one-year terms; (ii) prepare and publish annual financial statements in U.S. GAAP or IAS GAAP; (iii) create tag-along rights for minority shareholders, ensuring holders of ordinary shares of the right to sell on the same terms as a controlling shareholder, and ensuring preferred shareholders a price equal to at least 70% of that received by the selling controlling shareholder; (iv) grant preferred shareholders the right to vote in certain cases, including the transformation, spin-off or merger of the company, approval of agreements with related parties or any other matters that may constitute a conflict of interest between controlling shareholders and the company; (v) make a tender offer for all outstanding shares, for a price equal to fair market value, in the event of delisting or withdrawal of the issuer from Level 2 qualification; and (vi) agree to submit any corporate disputes to the Bovespa’s Market Arbitration Chamber.

     The New Market is a separate listing segment for the trading of shares issued by companies that voluntarily adopt certain additional corporate governance practices and disclosure requirements which are more demanding than those required by the current law in Brazil. Companies may qualify to have their shares traded in the New Market, if, in addition to complying with the Level 2 corporate governance practices referred to above, their capital stock consists only of voting common shares.

     We are considering whether to undertake some or all of the disciplines necessary to become a Level 1 Company.

Bovespa Market Administration Panel

     Pursuant to Law No. 9,307/66, a Market Arbitration Panel (the “Panel”) has been established by the Bovespa. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to Bovespa listed companies that have undertaken to voluntarily comply with Level 2 and New Market levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution to, among others, the Bovespa, the applicable listed company and the shareholders, directors and management of the applicable listed company.

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and the Brazilian Corporate Law, each as amended, and by regulations issued by the CVM which has authority over stock exchanges and the securities markets generally, the National Monetary Council, and by the Central Bank of Brazil, which has, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Both regulatory bodies are subordinate to the National Monetary Council, the highest regulatory entity within the National Financial System. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not highly regulated and supervised as the U.S. securities markets.

     Under the Brazilian Corporate Law, a company is either public, a companhia aberta, like us, or private, a companhia fechada. All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Bovespa or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Bovespa, a company must apply for registration with the CVM and the Bovespa.

     Trading in securities on the Bovespa may be suspended at the request of a company in anticipation of a material announcement. Trading may also be suspended on the initiative of Bovespa or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the Bovespa.

     The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with CVM serves as intermediary. No special application, other than registration with the, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective financial institution intermediary.

     Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our Preferred Shares on behalf of the depositary for the ADSs, obtain registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges Preferred Shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our Preferred Shares, or distributions relating to our Preferred Shares, unless the holder obtains a new registration. See “Item 10. Additional Information—Memorandum and Articles of Associations.”

     Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 10% of the common shares of a publicly traded company, shall disclose its share ownership to the CVM and stock exchanges. In addition, a statement containing the required information shall be published in appropriate Brazilian newspapers. Any subsequent increase to, or decrease from, five percent or more in ownership of common shares, including warrants and debentures convertible into common shares, shall be similarly disclosed.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     The following summarizes certain material provisions of Tele Celular Sul bylaws and the Brazilian Corporate Law, the main bodies of regulation governing us. Copies of Tele Celular Sul bylaws have been filed as exhibits to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002. Except as described in this section, the bylaws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian Corporate Law.

Register

     Tele Celular Sul bylaws were registered with the Public Registry of the state of Paraná on June 4, 2001, under company number (NIRE) 200.109.384.78.

Corporate Purpose

     Article 2 of Tele Celular Sul bylaws provides that our main corporate purpose is to exercise control over the operating companies that provides mobile telephone and other services in concession areas 5 and 6, as defined by Anatel regulations. Other corporate purposes include:

•	promote, through our controlled or affiliated companies, the expansion of mobile telephone services in their respective concession areas;

•	procure funding from internal or external sources;

•	promote and foster study and research for the development of mobile telephone services;

•	perform, through our controlled or affiliated companies, specialized technical services related to the mobile telephone industry;

•	promote and coordinate, through our controlled or affiliated companies, the education and training of the staff required by the telephone services;

•	effect or order the import of goods and services for our controlled and affiliated companies;

•	hold interests in other companies.

Directors

     Following is a description of some of the provisions of our bylaws concerning members of the Board of Directors:

•	Pursuant to Art. 23, paragraph XV of, the Board of Directors has the power to approve loans, financing and lease agreements, as well as to issue promissory notes, for an amount exceeding 2% of the shareholders’ equity;

•	Pursuant to Art. 23, paragraph XXIII, the Board of Directors has the power to apportion the global remuneration set forth by the shareholders’ meeting between the Directors and the Executive Officers.

     Pursuant to the Brazilian Corporate Law, each member of the Board of Directors must have at least one share of our capital stock in order to qualify to be a director. There are no provisions in the by-laws with respect to:

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	age limits for retirement of directors;

•	required shareholding for director qualification;

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or

•	disclosure of share ownership.

Rights Relating to our Shares

Dividend Rights

     See “—Financial Information —Consolidated Financial Statements and Other Financial Information —Dividend Policy,” and “—Payment of Dividends.”

Voting Rights

     Each Common Share entitles the holder to one vote at meetings of shareholders. Our Preferred Shares do not entitle the holder to vote except as set forth below. Holders of our Preferred Shares are each entitled to attend or to address meetings of shareholders.

     One of the members of our permanent fiscal committee and his or her alternative may be elected by majority vote of the holders of our preferred shares, as the case may be, present at the annual meeting of shareholders at which member of the fiscal committee are elected.

     Brazilian Corporate Law provides that certain non-voting shares, such as our preferred shares, acquire voting rights in the event we, as the case may be, fail for three consecutive fiscal years to pay the dividend to which such shares are entitled until such payment is made.

     Our Preferred Shares are entitled to full voting rights with respect to:

•	the approval of any long-term contract between us and our affiliates, on the one hand, and any controlling shareholder or, that shareholder’s affiliates and related parties, on the other hand;

•	resolutions modifying certain provisions of our by-laws; and

•	any resolution submitted to the shareholders’ meeting for our delisting or during our liquidation of the shares.

     Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares, as the case may be. Such a meeting would be called by publication of a notice in two Brazilian official gazettes at least thirty days prior to the meeting but would not generally require any other form of notice.

     In any circumstances in which holders of our preferred shares are entitled to vote, each of our preferred share will entitle the holder to one vote.

Meeting of Shareholders

     According to Brazilian law, shareholders must be previously convoked in order for a general or extraordinary shareholders’ meeting to be installed. The notification must occur at least 15 days prior to the meeting scheduled date. If the first meeting is not installed for some reason, the second notification must happen at least five days before the second meeting date.

     On the first call, meetings may only be installed with a minimum quorum of one fourth of the holders of voting shares. Extraordinary meetings for the amendment of the bylaws may only be installed on the first call with a minimum of two thirds of the voting capital present. On a second call, the meetings are installed regardless of quorum.

Preemptive Rights

     Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is negotiable.

     However, a shareholders’ meeting is authorized to eliminate preemptive rights with respect to the issuance of new share, debentures and warrants convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected:

•	on a stock exchange;

•	in a public offering;

•	through an exchange of shares in a public offering the purpose of which is to acquire control of another company; or

•	through the use of certain tax incentives.

     In the event of a capital increase, which would maintain or increase the proportion of capital represented by our preferred shares, holders of the ADSs, or of our preferred shares, would have preemptive rights to subscribe only to the newly issued preferred shares. In the event of a capital increase, which would reduce the proportion of capital represented by our preferred shares, holders of the ADSs, or of our preferred shares, would have preemptive rights to subscribe to our preferred shares, in proportion to their shareholdings and to the ordinary shares only to the extent necessary to prevent dilution of their interest in us.

     Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the shares underlying those rights, or an exemption form the registration requirements of the Securities Act of 1933 is available. Consequently, if you are a holder of our ADSs, who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Right of Redemption

     Subject to the right of a dissenting shareholder to seek redemption upon a decision made at a shareholders’ meeting by shareholders representing over 50% of the voting shares, ordinary shares or preferred shares are redeemable in case we decide:

•	to change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares;

•	to reduce the mandatory distribution of dividends;

•	to change our corporate purposes;

•	to participate in group of companies;

•	to transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•	to split up, subject to the conditions set forth by Brazilian Corporate Law;

•	to adopt another corporate type;

•	to approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporate Law; and

•	to merge or consolidate ourselves with another company.

     The right to redemption lapses 30 days after publication of the minutes of the relevant shareholders’ meeting or, whenever the resolution requires the approval of the holders of our preferred shares by vote taken in a special meeting of a majority of the holders of our preferred shares affected by the resolution within 30 days from the publication of the minutes of that special meeting. We would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if the redemption of shares of dissenting shareholders would jeopardize the financial stability, as the case may be.

     In addition, the rights of withdrawal connected to bullet points 4 and 9 above may not be exercised by holders of shares if such shares are (1) liquid, defined as being part of the Bovespa Index or other stock exchange index (as defined by the CVM), and (2) such that the controlling shareholder or companies it controls have less than 50% of our shares. Our Preferred Shares are included on the Bovespa Index.

     Unless otherwise provided in the by-laws, which is not the case with us, shares are redeemable at their book value, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

Form and Transfer

     Our shares are maintained in book-entry form with a transfer agent, Banco Real S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent. Our preferred shares underlying our ADS are registered on the transfer agent’s records in the name of the Brazilian depositary.

     Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank of Brazil under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, though its local agent, of the certificate of registration to reflect the new ownership.

     The São Paulo stock exchange reports transactions in its market to CBLC, a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, though a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

Material Contracts

     We and the Subsidiaries entered into the following material loan contracts within the past three years:

•	Credit Agreement dated as of December 22, 2000, among BNDES, Telepar Celular, as borrower, and Tele Celular Sul, as guarantor, in the principal amount of R$61.1 million. Under this loan, R$46.4 million of the total principal amount bears interest at a variable rate of 4% plus the long term interest rate (“TJLP”), which was 10.0% per annum on December 31, 2002. The remaining R$14.7 million of principal is adjusted according to a “BNDES currency basket,” consisting mainly of the U.S. dollar. On December 31, 2002, the outstanding amount under this credit agreement was R$69.3 million;

•	Indenture for the First Public Issuance of Subordinated Single-Series Simple Debentures of Telepar Celular, dated as of November 9, 2000, in the principal amount of R$200.0 million. The debentures are nonconvertible and bear interest at a variable rate equal to 102.7% of the CDI, which equaled an average of 19.1% per annum for the year ended December 31, 2002. The debentures will mature in October 2003. On December 31, 2002, the outstanding amount of our debentures was R$210.1 million.

     See Note 15 to our Consolidated Financial Statements for further description of such financing agreements. See “—Quantitative and Qualitative Disclosures about Market Risk,” for a discussion regarding our exposure to foreign currency fluctuations and our hedging activities.

Exchange Controls

     There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil.

     The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., as custodian for our preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of our preferred shares underlying the ADSs.

     Under Annex IV to Resolution No. 1,289 of the National Monetary Council, as amended, qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the Brazilian securities commission and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Investors under the Annex IV regulations are also entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

     The Annex IV regulations were superseded as of March 31, 2000 by the rules of Resolution No. 2,689, of January 26, 2000, of the Brazilian monetary council, which sets forth new regulations for investments in capital markets. Foreign investments registered under the Annex IV regulations must conform to the new rules by June 30, 2000. These new rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial capital markets, provided that some conditions are fulfilled. In accordance with Resolution No. 2,689/00, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

     Pursuant to these new rules, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	fill in the appropriate foreign investment registration form;

•	obtain registration as a foreign investor with the Brazilian securities commission; and

•	register the foreign investment with the Central Bank of Brazil.

     The securities and other financial assets held by the foreign investor pursuant to Resolution 2,689/00 must be:

•	registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or by the Brazilian securities commission or

•	registered in register, clearing and custody systems authorized by the Central Bank of Brazil or by the Brazilian securities commission.

     In addition, securities trading is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the Brazilian securities commission.

     On January 26, 2000, the Central Bank of Brazil enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under the Resolution No. 2,689/00 are subject to the electronic registration with the Central Bank of Brazil. Foreign investments registered under the Annex IV regulations must conform to the new registration rules by June 30, 2000.

     Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under the Annex V regulations by the Central Bank of Brazil and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.” According to Resolution No. 2,689/00, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank of Brazil and by the Brazilian securities commission are complied with.

     An electronic registration has been generated in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration is carried on through the Central Bank of Brazil’s information system. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to our preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank of Brazil. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder qualifies under the Annex IV or the Resolution 2,689/00 regulations, or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.” In addition, if the holder is a qualified investor under the Annex IV regulations but resides in a jurisdiction which does not impose income tax or where the income tax is imposed at a maximum rate of 20%, this holder will be subject to a less favorable tax treatment than a holder of ADSs.

     Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank of Brazil that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil’s balance of payments increased during 1999, and there can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

Taxation

     The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs.

     Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of our preferred shares or ADSs. Prospective holders of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs in their particular circumstances.

   Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in preferred shares or ADSs.

     Taxation of Dividends

     Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian income tax withholding. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, except that stock dividends are not subject to Brazilian tax unless the stock is subsequently redeemed by us, or the non-Brazilian holder sells the stock in Brazil, within five years after distribution.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

     Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or our preferred shares to another non-Brazilian holder are not subject to Brazilian tax.

     Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 20% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of our preferred shares obtained upon cancellation of ADSs are not subject to income tax in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a “tax haven” (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are subject to tax at a rate of 15%. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 20%, unless the investor is entitled to tax exempt treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

     Non-Brazilian holders of preferred shares registered under Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment since the investor has (i) appointed a representative in Brazil with power to take action relating to the investment in preferred shares, (ii) registered as a foreign investor with the CVM and (iii) registered its investment in preferred shares with the Central Bank. Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment afforded under Resolution 2,689 and afforded to investors in ADSs is not available to investors resident or domiciled in tax havens.

     There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution 2,689 will be maintained.

     Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Exchange Controls.”

     There is a possibility that gains realized by a non-Brazilian holder upon the redemption of our preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

     Any exercise of preemptive rights relating to our preferred shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our preferred shares will be subject to the same tax treatment applicable to a sale or disposition of our preferred shares. The deposit of our preferred shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in our preferred shares is lower than (i) the average price per preferred share on the BOVESPA on the day of the deposit; or (ii) if no our preferred shares were sold on that day, the average price on the BOVESPA during the fifteen preceding trading sessions. In this case, the difference between the amount previously registered and the average price of our preferred shares, calculated as set forth above, shall be considered a capital gain subject to income tax at a rate of 15% (unless our preferred shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free).

     The withdrawal of our preferred shares in exchange for ADSs is not subject to Brazilian income tax. On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in “—Exchange Controls.” If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of our preferred shares.

     Distributions of Interest on Capital

     A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation’s capital as an alternative form of making dividend distributions. See “Item 8. Financial Information—Policy on Dividend Distributions.” The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time (9.50% per annum for the three-month period beginning April 2002). The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of (i) 50% of net income (after the deduction of social contribution or net profits and before the deduction of the corporate income tax deduction and before taking such distribution into account) for the year in respect of which the payment is made or (ii) 50% of retained earnings for the year prior to the year in respect of which the payment is made. Payments of interest on capital are decided by the shareholders on the basis of recommendations of our Board of Directors.

     Up to the limit mentioned above, distributions of interest on capital paid to Brazilian and non-Brazilian holders of our preferred shares, including payments to the Depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian tax purposes. Such payments are subject to Brazilian income tax withholding at the rate of 15%, except for payments to beneficiaries who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to beneficiaries situated in tax havens, which payments are subject to withholding at a 25% rate.

     No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable income tax withholding) may be treated as payments in respect of the dividends we are obligated to distribute to our shareholders in accordance with our Charter and Brazilian Corporate Law. Distributions of interest on capital in respect of our preferred shares, including distributions to the Depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

     Other Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of our preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

     A financial transaction tax (the “IOF”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or the conversion of foreign currency into Brazilian currency. The IOF tax rate for most of these transactions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%. Any such increase will be applicable only prospectively.

     The IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to our preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day.

     In addition to such taxes, the temporary contribution on financial transactions, or the CPMF tax, is currently levied at a rate of 0.38% on all fund transfers in connection with financial transactions in Brazil. The CPMF will be in effect until December 31, 2004. The current rate of 0.38% will be maintained until December 31, 2003, changing to 0.08% for the subsequent period. As of July 12, 2002, stock exchange transactions are exempted from the CPMF tax.

     U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of our preferred shares or ADSs. This summary applies only to purchasers of our preferred shares or ADSs who will hold our preferred shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in preferred shares or ADSs on a mark-to-market basis, and persons holding our preferred shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

     Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in our preferred shares or ADSs.

     In this discussion, references to ADSs also refer to our preferred shares, and references to a “U.S. holder” are to a holder of an ADS (i) that is a citizen or resident of the United States of America, (ii) that is a corporation organized under the laws of the United States of America or any state thereof or (iii) that is otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) holders of ADSs will be treated as owners of our preferred shares represented by such ADSs.

     Taxation of Distributions

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian, or by the U.S. holder in the case of a holder of preferred shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of preferred shares. If the Custodian, or U.S. holder in the case of a holder of preferred shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Under new rules applicable to dividends received after 2002 and before 2009, an individual U.S. holder generally will be subject to U.S. taxation at a maximum rate of 15%. This reduced rate does not apply to dividends paid in respect of certain short-term (less than 60 days) or hedged positions. You should consult your own tax adviser regarding the implications of these new rules in light of your particular circumstances. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States and generally will be treated separately along with other items of “passive” (or, in the case of certain U.S. holders, “financial services”) income for purposes of determining the credit for foreign income taxes allowed under the Code. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. Foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. holder’s expected economic profit is insubstantial. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

     Holders of ADSs that are foreign corporations or nonresident alien individuals (“non-U.S. holders”) generally will not be subject to U.S. federal income tax or withholding tax on distributions with respect to ADSs that are treated as dividend income for U.S. federal income tax purposes unless such dividends are effectively connected with the conduct by the holder of a trade or business in the United States.

     Passive Foreign Investment Company Rules

     We believe that we are not considered a “passive foreign investment company” (“PFIC”) for United States federal income tax purposes. However, since PFIC status depends upon the composition of our income and assets and the market value of our assets from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held a preferred share or ADS, certain adverse consequences could apply to the U.S. Holder.

     If we are treated as a PFIC for any taxable year, gain recognized by a U.S. Holder on a sale or other disposition of a preferred share or ADS would be allocated ratably over the U.S. Holder’s holding period for our preferred share or ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of preferred shares or ADSs in excess of 125 percent of the average of the annual distributions on preferred shares or ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to United States persons that may mitigate the adverse consequences resulting from PFIC status.

     Taxation of Capital Gains

     Upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized in consideration for the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15 percent. The net long-term capital gain recognized by an individual holder before May 6, 2003 or after December 31, 2008 generally is subject to taxation at a maximum rate of 20%.

Capital losses may be deducted from taxable income, subject to certain limitations. Gain realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source income. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

     A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States, or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

     Backup Withholding and Information Reporting

     Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or preferred shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. holder provides an accurate taxpayer identification number or otherwise establishes an exemption. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

     A non-U.S. holder generally will be exempt from these information reporting requirements and backup withholding tax, but may be required to comply with certain certification and identification procedures in order to establish its eligibility for such exemption.

Documents on Display

     Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. Anyone may read and copy this report at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330.

     We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the regional offices, public reference facilities of the SEC referred to above. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act prescribing the furnishing and content of proxy statements and periodic reports and from Section 16 of the Exchange Act relating to short-swing profits reporting and liability.

     We will furnish to JPMorgan Chase, as Depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual Consolidated Financial Statements which will be prepared in accordance with the Brazilian Corporate Law accounting method and include a reconciliation to U.S. GAAP. In addition, we will be required under the Deposit Agreement to furnish the Depositary with copies of English translations to the extent required under the rules of the SEC of all notices of Tele Celular Sul preferred shareholders’ meetings and other reports and communications that are generally made available to holders of Preferred Shares. Under certain circumstances, the Depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADR holders.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Exchange rate risk

     We are exposed to foreign exchange rate risk because certain of our costs are denominated in currencies, primarily the U.S. dollar, other than those in which we earn revenues, primarily the real. Prior to June 1999, we did not use derivative instruments, such as foreign exchange forward contracts, foreign currency options and interest rate swaps to manage these market risks.

     On December 31, 2002, approximately R$41.6 million of our indebtedness was denominated in U.S. dollars and fully hedged. In addition, on the same date, we owed approximately R$69.4 million, including accrued interest, under our credit facility with BNDES, of which R$19.4 million was linked to the “BNDES’s basket of currencies,” mostly based on the U.S. dollar/real exchange rate. On May 31, 2002, we swapped all our exposure to such “BNDES basket of currencies” to CDI. We do not hold or issue derivatives or other financial instruments for trading purposes.

Interest rate risk

     On December 31, 2002, our outstanding debt accrued interest at the CDI or the TJLP, and totaled R$321.1 million. On the same date, we had cash and cash equivalents, in the amount of R$432.8 million, of which approximately R$421.7 million were invested in short-term instruments accruing interest at the CDI rate.

     The potential loss that we would suffer in case of a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our financial assets and liabilities, as of December 31, 2002, would be approximately R$5.0 million. See Note 15 to our Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     Within the 90 days prior to the date of this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

     Furthermore, there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16. CODE OF ETHICS

     We have adopted a Code of Conduct and Transparency that applies to its directors, officers, controlling shareholders and members of the Fiscal Committee in accordance with CVM rules satisfying the requirements of Brazilian Law. Our Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act. However, Brazilian Law no. 6.404 Article 156 specifies that an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, conditions which are identical to those that prevail in the market or under which the company would contract with third parties. Any business which is contracted in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to pages F-1 through F-75. The following financial statements are filed as part of this Form 20-F:

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2000, 2001 and 2002 with Report of Independent Auditors

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2000, 2001 and 2002

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Tele Celular Sul Participações S.A.

We have audited the accompanying consolidated balance sheets of Tele Celular Sul Participações S.A. (“the Company”) and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Celular Sul Participações S.A. and its subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and changes in financial position for the years then ended in conformity with accounting principles established under the Brazilian Corporate Law.

Accounting principles originating from the Brazilian Corporate Law vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated net income for the years ended December 31, 2002 and 2001 and consolidated shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 31 to the consolidated financial statements.

Curitiba, Brazil
January 17, 2003, except for notes 20.d and 31.III.a, for which the date is February 28, 2003

Auditores Independentes S.C.

/s/ Marcos Antonio Quintanilha
Partner

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2002
(In thousands of Brazilian Reais)

	December 31,

	2001	2002

Assets
Current assets
Cash and cash equivalents	5,462	11,147
Marketable securities (note 4)	134,397	421,687
Trade accounts receivable, net (note 5)	148,862	165,801
Inventories (note 6)	21,856	15,573
Recoverable taxes (note 7)	30,853	42,386
Deferred taxes (note 8)	22,344	44,590
Other	12,423	4,607

	376,197	705,791

Non current assets
Marketable securities	—	7,705
Recoverable taxes (note 7)	5,268	4,667
Deferred taxes (note 8)	235,986	184,673
Judicial deposits (note 10)	10,908	11,148
Other	1,889	774

	254,051	208,967

Permanent assets
Investments (note 11)	28,707	24,320
Property, plant and equipment, net (note 12)	775,575	655,949
Deferred charges (note 13)	67,649	52,858

	871,931	733,127

Total Assets	1,502,179	1,647,885

	December 31,

	2001	2002

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable (note 14)	63,389	123,677
Loans and financings (note 15)	21,987	38,052
Debentures (note 16)	8,860	210,114
Salaries and related charges (note 17)	13,083	14,115
Taxes and social contribution payable (note 18)	20,794	42,958
Interest on shareholders’ equity payable	26,636	17,697
Dividends payable	2,184	12,489
Other liabilities	14,548	24,968

	171,481	484,070

Noncurrent liabilities
Loans and financings (note 15)	103,539	72,919
Debentures (note 16)	200,000	—
Taxes and social contributions payable (note 18)	60,727	74,193
Accrual for pension plan (note 20)	2,239	2,833
Provision for contingencies (note 19)	6,095	8,951
Other	75	—

	372,675	158,896

Minority interest	149,694	159,589

Shareholders’ equity (note 21)
Capital	245,033	324,666
Capital reserve	195,695	178,062
Revenue reserves	367,601	342,602

	808,329	845,330

Total Liabilities and Shareholders’ equity	1,502,179	1,647,885

See accompanying notes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian Reais)

	Years ended December 31,

	2000	2001	2002

Gross revenues (note 22)	926,082	1,056,346	1,145,948
Deductions from gross revenues (note 22)	(209,195)	(264,917)	(254,684)

Net revenues (note 22)	716,887	791,429	891,264
Cost of goods sold and services rendered (note 23)	(364,468)	(406,033)	(486,383)

Gross profit	352,419	385,396	404,881

Operating revenues (expenses)
Selling (note 24)	(201,150)	(181,424)	(185,446)
General and administrative (note 25)	(76,300)	(71,909)	(83,346)
Equity in loss of affiliated company	—	(1,888)	(4,288)
Other operating expense, net (note 26)	(14,522)	(15,584)	(14,902)

	(291,972)	(270,805)	(287,982)

Operating income before financial results	60,447	114,591	116,899
Financing revenues (expenses)
Interest income	17,463	45,278	121,310
Interest expenses	(62,619)	(72,045)	(103,535)
Foreign exchange losses, net	(12,748)	(17,638)	(36,734)

	(57,904)	(44,405)	(18,959)

Operating income	2,543	70,186	97,940
Non-operating income (expenses), net (note 27)	3,507	10	(127)

Income before taxes	6,050	70,196	97,813
Income tax and social contribution (note 28)	6,320	672	(19,473)
Minority interest	2,998	(10,979)	(12,566)

Net income for the year	15,368	59,889	65,774

Net income per thousands shares outstanding at year end (R$)	0.05	0.18	0.19
Number of outstanding shares on December 31 (thousands)	334,399	337,219	342,970

See accompanying notes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian Reais)

		Capital reserve	Revenue Reserves

		Special		Unrealized	Special	Income
		goodwill	Legal	profits	reserve for	reserve for	Retained
	Capital	reserve	reserve	reserve	dividends	expansion	earnings	Total

Balances at December 31, 1999	175,872	—	16,744	126,655	—	—	241,695	560,966

. Partial reduction of capital	(100)	100	—	—	—	—	—	—
. Incorporation of parent company goodwill	—	205,503	—	—	—	—	—	205,503
. Net income for the year	—	—	—	—	—	—	15,368	15,368
. Realization of unrealized profits reserve	—	—	—	(32,427)	—	—	32,427	—
Appropriation of net income for the year:
. Legal reserve	—	—	768	—	—	—	(768)	—
. Interest on shareholders’ equity	—	—	—	—	—	—	(2,515)	(2,515)
. Dividends	—	—	—	—	—	—	(9,241)	(9,241)

Balances at December 31, 2000	175,772	205,603	17,512	94,228	—	—	276,966	770,081

Capital increase	69,261	(9,908)	—	—	—	—	(59,353)	—
. Net income for the year	—	—	—	—	—	—	59,889	59,889
. Realization of unrealized profits reserve	—	—	—	(94,228)	—	—	94,228	—
. Special reserve for dividends	—	—	—	—	19,257	—	(19,257)	—
. Profit reserve for expansion	—	—	—	—	—	327,838	(327,838)	—
Appropriation of net income for the year:
. Legal reserve	—	—	2,994	—	—	—	(2,994)	—
. Interest on shareholders’ equity	—	—	—	—	—	—	(20,782)	(20,782)
. Dividends	—	—	—	—	—	—	(859)	(859)

Balances at December 31, 2001	245,033	195,695	20,506	—	19,257	327,838	—	808,329

. Capital increase	79,633	(17,633)	—	—	—	(62,000)	—	—
. Net income for the year	—	—	—	—	—	—	65,774	65,774
. Realization of special reserve for dividends	—	—	—	—	(10,602)	—		(10,602)
. Profit reserve for expansion	—	—	—	—	—	44,314	(44,314)	—
Appropriation of net income for the year:
. Legal reserve	—	—	3,289	—	—	—	(3,289)	—
. Interest on shareholders’ equity	—	—	—	—	—	—	(17,000)	(17,000)
Dividends	—	—	—	—	—	—	(1,171)	(1,171)

Balances at December 31, 2002	324,666	178,062	23,795	—	8,655	310,152	—	845,330

See accompanying notes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2000, 2001 and 2002
(In thousands of Brazilian Reais)

	Years Ended December 31,

	2000	2001	2002

Financial resources were provided by:
Operations
Net income for the year	15,368	59,889	65,774
Items not affecting working capital
Depreciation and amortization	156,089	181,950	201,763
Exchange and monetary variations and interest on long-term liabilities	6,475	12,519	12,992
Provision (reversal of provision) for contingencies	(2,003)	4,578	2,858
Equity in loss of affiliated company	—	1,888	4,288
Net book value of property, plant and equipment sold	372	883	2,171
Pension plan contributions	294	65	594
Minority interest	(2,998)	10,979	12,566
Capital gain on acquisition of minority interest	(2,130)	—	—
TIMNET non-consolidation effects	—	(4,736)	—
Other	—	—	(753)
Third parties
Increase of long-term liabilities	341,886	23,436	18,343
Transfer from long-term receivables to current assets	18,597	19,093	49,524

Total resources provided	531,950	310,544	370,120

Financial resources were used for:
Deferred and recoverable taxes	32,814	19,614	16,534
Judicial deposits	902	225	240
Marketable securities	—	—	7,705
Other	2,156	1,168	242
Permanent assets
Investments	—	11,100	926
Property, plant and equipment	180,524	101,684	64,512
Deferred charges	23,786	45,615	3,227
Dividends and interest on shareholders’ equity	11,756	21,641	28,773
Transfer from long-term liabilities to current	19,588	17,818	248,566

Total resources used	271,526	218,865	370,725

Increase (decrease) in working capital	260,424	91,679	(605)

Changes in working capital
Working capital at the end of the year:
Current assets	312,175	376,197	701,268
Current liabilities	199,138	171,481	497,157

	113,037	204,716	204,111
Less working capital at the beginning of the year	(147,387)	113,037	204,716

Increase (decrease) in working capital	260,424	91,679	(605)

See accompanying notes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

1	Operations and background

(a)	History

Tele Celular Sul Participações S.A. (“the Company”) was founded in accordance with Article 189 of Law No. 9,472/97 – General Telecommunications Law and based on Decree No. 2546/98 as of April 14,1998, as a result of the spin-off of Telecomunicações Brasileiras S.A. approved at the Shareholders Meeting held on May 22, 1998.

The Company is a publicly traded company directly controlled by Bitel Participações S.A., which has, as of December 31, 2002, 52.06% of the Company’s voting capital and 20.68% of the Company’s total capital.

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Brazilian Real (R$) in relation to the US Dollar affects the Company’s financial statements. The exchange rate of the Brazilian Real to the US Dollar was R$1.9554:US$1.00, R$2.3204:US$1.00 and R$3.5333:US$1.00 at December 31, 2000, 2001 and 2002, respectively. At December 31, 2001 and 2002, the loans based in US Dollar represented 17% and 13% of Company’s total consolidated debt, respectively.

(b)	Corporate restructuring plan

When the parent company of Tele Celular Sul Participações S.A. (“parent company”) acquired the participation in common shares of the Company as a result of the privatization process, a higher price was paid in relation to the book value of the Company, thus generating a goodwill. During the first quarter of 2000, Tele Celular Sul Participações S.A. and the parent company began a restructuring process in order to transfer the goodwill to the operating subsidiaries in order to obtain the tax deductibility of the goodwill amortization. The estimated tax benefit is approximately R$205,000. During 2002, the tax benefit was R$25,250 (R$25,270 in 2001).

As a first step of the restructuring process, the goodwill was transferred from the parent company to Tele Celular Sul Participações S.A. in two phases, including the creation of a new subsidiary by the parent company to where the goodwill was transferred, and subsequently the merger of this new subsidiary into Tele Celular Sul Participações S.A. This first step was concluded at April 28, 2000 with the approval by the shareholders through an Extraordinary Shareholders Meeting.

In the second step of the process, the Company spun off to the operating subsidiaries their respective shares of the goodwill. This second step was approved by the Extraordinary Shareholders General Meeting of each subsidiary on June 30, 2000.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

A valuation allowance, denominated in the books as “Provision for maintenance of shareholders’ equity”, was recorded by the subsidiaries in relation to the goodwill. Accordingly, the remaining balances correspond to the tax benefit arisen from the future amortization of goodwill.

As of December 31, 2002 the remaining value of the resulting tax credit in relation to both income taxes and social contribution tax on profits of the subsidiaries was R$141,106 (R$166,358 in 2001). This is shown in the balance sheet as part of deferred taxes (R$24,857 as current and R$116,249 as noncurrent assets on December 31, 2002 and R$18,053 and R$148,305 on December 31, 2001, respectively).

Under the terms of the reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects on the Company’s profitability or the flow of dividends to its minority shareholders. The effect of the reorganization on the balance sheet and income statement accounts as at December 31, 2001 and 2002 and for the years then ended is shown below:

Balance sheet effects:
	December	December
	31, 2001	31, 2002

Unamortized balance of goodwill	489,287	414,964
Provision for maintenance of shareholders equity	(322,929)	(273,858)

Tax benefit balance presented under “Deferred and recoverable taxes”	166,358	141,106

Income statement effects:
	2001	2002

Goodwill amortization	(74,322)	(74,322)
Provision reversal	49,052	49,072
Tax credit balance	25,270	25,250

Net income effect	—	—

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

The goodwill is being amortized over 10 years, starting in August 1998, at a rate of 4% p.a. in the first two years with the balance being amortized straight line over the remaining eight years. The provision for maintenance of shareholders equity was established at an amount sufficient to reduce the unamortized balance of the goodwill to the estimated value of the future tax benefits that will be generated by its amortization in the subsidiaries. This is also the amount necessary to ensure that there will be no reduction in the amount of retained earnings available for the distribution of dividends on account of the future amortization of the goodwill in excess of the related tax benefit. The counter-entry to the initial recognition of the tax credit balance is recognized directly in shareholders equity as a capital reserve. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensured the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder.

(c)     Company subsidiaries

In the corporate restructuring process described in item (d) below, the Company maintained the ownership control of Telepar Celular S.A., acting in an integrated way with its subsidiary.

The Company also has an ownership interest in the affiliated company TIMnet.com S.A.

Except for TIMnet.com S.A., the direct and indirect subsidiaries are providers of mobile telephone services in the Brazilian states of Paraná (except for the cities of Londrina and Tamarana) and Santa Catarina, and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the State of Rio Grande do Sul. The Company provides such mobile telephone services under concession terms granted by the Federal Government. These concessions will expire on September 3, 2007, September 30, 2008 and April 14, 2009 for Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., respectively. Those concessions may be subsequently renewed for an additional period of 15 years by the granting authority.

Through November 30, 2002, the Company had ownership interests in Telesc Celular S.A. and CTMR Celular S.A. As discussed in (d) below, the ownership interests were transferred to Telepar Celular S.A.

TIMnet.com S.A. was founded on July 13, 2000, in order to provide Internet access and related services to end users, including internet hosting, web design, information technology and data processing services, information technology and telecommunications consulting and technical support. At December 31, 2002 the Company’s interest in TIMnet.com S.A. was 20% and is recorded as a non-consolidated investment in an affiliated company.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(d)     Corporate Reorganization

On December 26, 2002, the Board of Directors approved the corporate reorganization, which was previously approved by the Extraordinary General Meeting held on November 19, 2002, in which all shares issued by Telesc Celular S.A. and CTMR Celular S.A., which were previously owned by Tele Celular Sul Participações S.A., were transferred to Telepar Celular S.A.

The corporate restructuring was performed in order to achieve the following, among other reasons: i) operational integration between the subsidiaries, which will allow the sharing of the knowledge of the businesses and consequent cost reductions; ii) concentration of the shares of the subsidiaries in one public company generating a benefit to all shareholders.

The restructuring process was performed through the exchange of Telesc Celular S.A. and CTMR Celular S.A. shares for shares issued by Telepar Celular S.A., resulting in a capital increase on Telepar of R$578,959 as well as Telepar’s ownership of Telesc and CTMR. Telesc and CTMR became subsidiaries of Telepar. The new shares issued by Telepar, as a result of the capital increase, were given to the shareholders of Telesc and CTMR.

(e)     Purchase of interest in Telesc Celular S.A.

On April 4, 2002, the Annual Shareholders’ Meeting of the subsidiary Telesc Celular S.A. approved a capital increase in the benefit of the Company, related to the tax benefit originated from the amortization of the deferred tax related to the goodwill formed during the partial spin off the Company, in accordance to the article 7, paragraph 1, of the Brazilian Securities and Exchange Commission — CVM Instruction 319/99. The capital increase of R$17,633, was represented by the issuance of 73,697,887 common shares without nominal value, with 72,082,532 shares issued in favor of the Company and 1,615,355 shares issued in favor of the minority shareholders based on their right of preferential exercise.

(f)     Technological platform

The Company and its subsidiaries are developing studies to offer mobile phones that operate in the GSM technology, in addition to the services currently offered in the TDMA technology, increasing its services portfolio to clients.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2000, 2001 and 2002
All amount in thousand of Brazilian Reais unless otherwise indicated

2. Presentation of the financial statements

a) Basis of preparation and disclosures

The consolidated financial statements were prepared in accordance with accounting principles originating from Brazilian Corporate Law and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (CVM), and the related rules applicable to the public telecommunication service concessionaires.

Tele Celular Sul Participações S.A. is a publicly traded company and has American Depositary Receipts traded on the New York Stock Exchange. Consequently, the Company is subject to the rules of the United States Security and Exchange Commission (SEC) and is also required to include in its financial statements specific disclosures relating to the reconciliation between shareholders equity and net income prepared in accordance with Brazilian Corporate Law and shareholders equity and net income based on accounting principles generally accepted in the United States of America (US GAAP). See Note 31.

b) Consolidated financial statements

The consolidated financial statements include the consolidated assets and liabilities of the Company and its subsidiary, and the results of operations of Telesc Celular S.A. and CTMR Celular S.A. for the years ended December 31, 2000 and 2001 and for the period from January 1, 2002, through November 30, 2002, as well as, the results of operations of Telepar Celular S.A for the years ended December 31 2000, 2001 and 2002.

Description of main consolidation procedures:

I.	Elimination of assets and liabilities balances between the consolidated subsidiaries;
II.	Elimination of investments, reserves and retained earnings of the subsidiaries;
III.	Elimination of revenues and expenses generated by transactions between the companies;
IV.	Disclosure of the minority interest participation in the consolidated financial statements.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

The Company’s ownership percentage in the subsidiaries as of December 31, 2000, 2001, and 2002 was the following (% of total capital and voting capital):

	December 31,

	2000	2001	2002

Telepar Celular S.A.
Total capital	73.57%	73.57%	80.79%
Voting capital	87.43%	87.43%	90.19%
Telesc Celular S.A.
Total capital	82.92%	83.13%	—
Voting capital	91.40%	91.62%	—
CTMR Celular S.A.
Total capital	78.55%	78.55%	—
Voting capital	81.32%	81.32%	—

On April 2001 the Company’s ownership percentage of TIMnet.com S.A. was reduced from 50% to 33% and as of December 2002, the ownership percentage was further reduced to 20%. Consequently, commencing January 1, 2001 the Company has been accounting for its investments in TIMnet.com S.A. under the equity method of accounting. Since the acquisition of the investment in July 13, 2000 and through December 31, 2000, the Company had proportionally consolidated the financial position and results of TIMnet.com S.A.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

c)	Reclassification to the financial statements for the years ended December 31, 2000 and 2001

Some reclassifications have been made to prior years amounts in order to provide a better presentation and comparison with current year financial statements as follows:

	2000		2001

		Amount originally		Amount originally
	Current amount	disclosed	Current amount	disclosed

Current assets
Cash and cash equivalents
Reclassified to marketable securities	—	—	5,462	139,859
Marketable securities
Reclassified from cash and cash equivalents	—	—	134,397	—
Operating revenues (expenses)
General and administrative expenses
Reclassified employees bonus performance	76,300	74,038	71,909	67,780

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

3	Summary of significant accounting practices

These financial statements were prepared according to the accounting principles originating from the Brazilian Corporate Law, and were translated from Portuguese into English. Additionally, certain terminology was changed and certain footnotes were complemented to better represent the reporting standards prevailing in the United States of America.

The significant accounting practices adopted in the preparation of the consolidated financial statements are consistent with those adopted in prior periods.

(a)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(b)	Marketable securities

Marketable securities represent temporary investments to be held up to the maturity dates which are over one year, and are recorded at cost, as current and long term assets, plus interest earned up to the balance sheet date.

(c)	Trade accounts receivable

Trade accounts receivable represent services and products billed to customers, unbilled services rendered to customers, as well as amounts arising from the use of the Company’s telecommunications network by subscribers of other telecommunications companies.

The allowance for doubtful accounts is recorded based on an analysis prepared by management which considers the customer base profile, the aging of overdue accounts and the overall economic environment. Management believes the provision amount is sufficient to cover estimated losses of the receivables.

(d)	Inventories

Inventories primarily include cellular handset equipment which is stated at average acquisition cost net of the provisions for realization value adjustment, whenever applicable.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(e)     Investments

Represent the permanent investments in the affiliated company, which is recorded based on equity method, and the goodwill originated on the acquisition of additional shares in Telepar Celular S.A. The accounting practices adopted by the affiliated company are consistent with those adopted by the Company.

(f)     Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets. Expenditures for repairs and maintenance of existing property, plant and equipment, which extend the useful lives of the related assets, as well as the interest computed on debts that finance the construction of property, plant and equipment, are capitalized and amortized over the remaining useful life.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2000, 2001 and 2002.

(g)     Deferred charges

Deferred charges represent expenses incurred in connection with the implementation of data processing systems, net of accumulated amortization calculated according to the straight-line method over five years. Such costs represent direct developments costs associated with internal-use software, including external direct costs of materials and services, and payroll costs for employees devoting time to the software projects. Significant costs incurred during the preliminary stage, as well as maintenance and training costs, are expensed as incurred.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(h)	Interest attributed to shareholders’ equity

Brazilian corporations are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends. The amount of interest is at the Company’s discretion and is deductible for income tax purposes. The Company has elected to pay such interest to its shareholders with respect to the years ended December 31, 2000, 2001 and 2002, and has accrued the amount due, net of withholding tax, with a direct charge to shareholders’ equity. The distribution of such interest to shareholders is subject to withholding for income tax at the rate of 15%.

(i)	Income and social contribution taxes

These taxes are calculated and recorded based on the tax rates prevailing on the date of the consolidated financial statements. Deferred taxes are recorded on timing differences and on income and social contribution tax loss carryforwards, whenever applicable. Management expects that deferred tax assets will be realized over the next four years. Under Brazilian tax legislation, tax losses related to income tax and negative social contribution tax basis have no expiration date and may be used to off-set taxable income in any given year up to a maximum of 30% of such taxable income.

Based on the business plan for future years and on the corporate reorganization implemented during 2002, as described in Note 1(d), management expects the deferred tax assets recorded by the subsidiary Telepar Celular S.A. be realized in 4 years.

(j)	Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated into Brazilian Reais at the commercial selling exchange rate reported by the Central Bank of Brazil at each balance sheet date. Exchange gains and losses are recognized in the consolidated statement of income on a current basis.

(k)	Provision for contingencies

The provision for contingencies is recorded based on estimates made by management taking into consideration the opinion of its in-house and external legal counsel, and is considered sufficient to cover losses and risks classified as probable.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(l)	Provision for compensated absences

Vacations and other employee benefits are recorded as they are earned by the employees.

(m)	Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), and roaming charges. Wireless services revenue is recognized based upon minutes of use processed and contracted fees, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are estimated and recognized in the month the service was rendered Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributor.

(n)	Financial income (expenses)

Financial income consists of interest earned, exchange gains and gains from financial investments. Financial expenses include interest expense, exchange losses, and gain/losses on swaps contracts, which are recognized on an accrual basis.

(o)	Research and development, and advertising costs

Research and development, and advertising costs are expensed as incurred.

(p)	Employees’ bonus performance premium

As the operating targets are met, the Company records a provision for employees’ bonus performance premium, subjected to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as “general and administrative expenses”.

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

(q)     Pension plan – actuarial gains and losses recognition

The Company and its subsidiaries maintain pension and post-retirement benefits plan for certain employees (see Notes 20 and 31.III.a).

Accounting standards established by Brazilian Corporate Law through December 31, 2000 required recognition as pension plan cost of the amounts of contributions due in each period on an accrual basis.

During the year ended December 31, 2001, the Brazilian Securities and Exchange Commission – CVM approved a new standard (CVM No.371) which modified the accounting for pension and other post-retirement benefits. As allowed by the CVM, the Company and its subsidiaries have elected to record the adjustments related to its actuarial liabilities over a period of five years commencing in 2002. The effect of such accounting change was R$587 for the year ended December 31, 2002.

The actuarial gains and losses related to the pension plans financed by the Company have been recognized beginning 2002 based on the highest value between 10% of the present value of the actuarial liability and 10% of the fair value of the plan assets.

(r)     Minority interest

The minority interest corresponds to the interest of the minority shareholders in the subsidiaries.

(s)     Use of estimates

The preparation of financial statements in accordance with accounting principles under Brazilian Corporate Law requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(t)      Net income per thousand shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

4       Marketable securities

The balance of marketable securities is comprised as follows:

	2001	2002

Banco do Brasil S.A.	125,303	288,226
Bank Boston S.A.	2,997	24,119
Unibanco S.A.	—	26,842
Santander S.A.	—	10,332
Citibank S.A.	3,622	30,489
HSBC Bank	—	30,902
Banco Real S.A.	2,463	18,480
Banco Bradesco S.A.	12	2

	134,397	429,392

Current	134,397	421,687
Noncurrent	—	7,705

The investments consist of Federal Government securities and banking deposits certificates (CDB), with due date between 2003 and 2005, with average interest between 99.5% to 100% of the Interbank Deposit Certificate (CDI) rate.

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

5       Trade accounts receivable, net

	2001	2002

Services billed	32,289	35,040
Services unbilled	36,094	35,649
Use of network	31,950	35,872
Sales of merchandise	55,381	65,773

	155,714	172,334
Allowance for doubtful accounts	(6,852)	(6,533)

	148,862	165,801

Accounts receivable aging list	2001	2002

Falling due	131,036	147,773
Due up to 60 days	15,710	16,029
Due over 60 days	8,968	8,532

Changes in the allowance for doubtful accounts were as follows:

	2000	2001	2002

Balance at beginning of year	21,065	12,733	6,852
Amounts charged to selling expenses	59,051	18,335	30,761
Write-offs against the provision	(67,383)	(24,216)	(31,080)

Balance at end of year	12,733	6,852	6,533

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

6       Inventories

	2001	2002

New handsets, accessories, cards and kits	21,094	15,726
Used handsets	2,619	1,140
Provision for realization value adjustment	(1,857)	(1,293)

	21,856	15,573

7       Recoverable taxes – current and noncurrent

	2001	2002

Recoverable taxes
Income taxes	4,600	16,392
Prepayments	4,600	16,392
Withholding tax on financial investments	5,817	6,694
Withholding tax on interest on shareholders’ equity	4,621	856
Social contribution tax	1,828	7,553
Prepayments	4,600	16,392
State VAT (ICMS)	19,255	15,558

	36,121	47,053

Current	30,853	42,386
Noncurrent	5,268	4,667

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

8       Deferred taxes — current and noncurrent

	2001	2002

Deferred taxes
Tax loss carryforwards	76,151	64,771
Timing differences
Exchange variations	6,456	7,413
Allowance for bad debt	2,999	3,055
Goodwill amortization	921	7,031
Provision for contingencies	2,070	3,043
Employees bonus performance premium	1,983	1,442
Provision for pension plan	761	963
Provision for reduction to market value of inventories	631	439
Tax benefit related to goodwill paid on privatization	166,358	141,106

	258,330	229,263

Current	22,344	44,590
Long-term	235,986	184,673

Tax benefit related to goodwill paid on privatization refers to the future tax benefit arising from the restructuring plan (see Note 1.b).

At December 31, 2002, the Company and its subsidiary Telepar Celular S.A. had consolidated operating loss carryforwards totaling R$190,618 and R$190,721 for income tax and social contribution purposes, respectively. The loss carryforwards have no expiration date and are available to offset up to 30% of the Companies’ future taxable income in any given year.

Based on projections made by the Company, the deferred tax assets (long term) will be realized as follows:

2002

2004	57,403
2005	39,897
2006	41,866
2007	45,507

184,673

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

9       Related party transactions

The main transactions between the Company and subsidiaries, which have been eliminated in these consolidated financial statements, are represented by network use services and loans, and were carried out under agreed upon terms. A summary with transactions with related parties is as follows:

	Tele		TIM
	Nordeste	Maxitel	Celular
	Partic.	Celular	Centro Sul	TIM Brasil
	S.A.	S.A.	S.A.	S.A.	TIMnet	Total

Assets
Loans – Current
2002	—	—	31	141	—	172
2001	76	—	—	—	—	76
Other receivables
2002	47	244	—	—	—	291
Liabilities
Loans
2002	—	—	—	527	26	553
2001	—	—	—	1,356	—	1,356
Other liabilities
2002	54	51	—	—	162	267
2001	—	—	—	—	2,020	2,020
Other information
Financing revenues
2002	—	—	137	10	—	147
2001	—	1,324	164	45	—	1,533
Other revenues
2002	606	355	—	—	—	961
Cost of services – selling expenses
2002	(530)	(435)	—	—	(1,025)	(1,990)
2001	—	—	—	—	(1,542)	(1,542)

The related party transactions were made using usual market conditions, and mainly summarize loans to affiliates and subsidiaries, with annual interest rates of 101.2% of the Brazilian Interbank rate.

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

10     Judicial deposits

At December 31, 2002, the judicial deposits of R$11,148 (R$10,908 as of December 31, 2001), represent mainly the lawsuit questioning the ICMS (VAT State) Agreement 69/98. The Company, based on its legal advisors’ opinion, believes that it will win this cause; therefore, it did not record a contingency reserve for this amount.

11     Investments

	2001	2002

Investments
Affiliated company	13,712	10,179
Goodwill on acquisition of additional shares in Telepar Celular S.A.	14,585	12,806
Other	410	1,335

	28,707	24,320

Investment in affiliated company represents the participation of 20% in the TIMNET.com S/A. capital and is summarized as follows:

Ownership(%)	20.0%
Shareholders’ equity as of December 31, 2002	50,894
Loss for the year	(21,441)
Equity in loss	(4,288)
Investment at December 31, 2002	10,179

2002

TIMNET com Opening balance	13,712
Equity in loss	(4,288)
Others	755
10,179

         TELE CELULAR SUL PARTICIPAÇÕES S A E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

12     Property, plant and equipment

	2001	2002			Estimated

			Accum.		Depreciable
	Net	Cost	Depreciation	Net	Lives (years)

Switching equipment	146,560	231,391	(102,335)	129,056	7
Transmission equipment	462,403	825,456	(459,956)	365,500	7
Terminals, energy equipment, furniture, tools and instruments	45,996	80,956	(42,978)	37,978	10
Leasehold improvements	6,668	12,717	(8,147)	4,570	3
Towers, posts, support and protection devices	41,557	53,331	(10,385)	42,946	25
Rights to use software and computer equipment	32,106	71,059	(30,781)	40,278	5
Buildings	17,879	26,882	(10,352)	16,530	25
Vehicles	807	2,447	(1,863)	584	5
Land	3,120	3,135	—	3,135	—

Assets and installations in use	757,096	1,307,374	(666,797)	640,577
Construction in progress	18,479	15,372	—	15,372

	775,575	1,322,746	(666,797)	655,949

(a)     Interest capitalization

During the years ended December 31, 2000, 2001 and 2002, interest of R$14,680, R$4,148, and R$646 respectively, was capitalized as part of the cost of property, plant and equipment.

(b)     Leases

The Company leases equipment and facilities under many operating agreements with different terms, which can be terminated without cost. The annual lease expenses under those agreements were R$47,892, R$16,106, and R$16,675 for the years ended December 31, 2000, 2001, and 2002, respectively.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(c)     Recoverability of property, plant and equipment

As described in Note 1 (f), the Company and its subsidiaries plan the implementation of the GSM technology in their networking, in addition to the actual TDMA technology. The implementation studies of this new technology, including investments plans, have not been completed. During 2002 and 2001, no adjustment to the Company’s assets was considered necessary, as a result of the introduction of the new GSM technology.

13     Deferred charges

	2001	2002

Software development costs	88,478	91,704
Accumulated amortization of software development costs	(20,829)	(38,846)

	67,649	52,858

14     Accounts payable

	2001	2002

Suppliers	52,244	110,186
Network usage service	11,145	13,491

	63,389	123,677

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

15     Loans and financing

(a)     Composition

					Swap entered into to swap financial charges to:

					December 31, 2001		December 31, 2002

			Balance	Balance
			as of	as of		Interest rate		Interest rate
	Currency of	Interest	December	December	Notional	swapped	Notional	swapped
	denomination	rate (p.a%)	31, 2001	31, 2002	amount	(% p.a.)	amount	(% p.a.)

US dollars
Suppliers	US$	6.61% to 7.3%	5,519	2,482	5,519	100% of CDI	2,482	100% of CDI
Eximbank	US$	7.03%	54,312	39,134	54,312	20%	39,134	100% of CDI
Brazilian reais
BNDES	R$	TJLP plus 4%	49,928	49,993	—	—	—	—
BNDES	R$	Umbndes plus 4%	15,767	19,362	—	—	—	—

Total			125,526	110,971
Less current maturities			(21,987)	(38,052)

Long term			103,539	72,919

References:

TJLP	- Taxa de Juros de Longo Prazo”, a long-term interest rate reset quarterly by the Brazilian Central Bank. At the fourth quarter ended December 31, 2002, the TJLP rate was 10.00% per annum (10.00% at the fourth quarter ended December 31, 2001).
CDI	- Interest rate on interbank certificates of deposit. During the year ended December 31, 2002 the annual average CDI interest rate was 19.10% (17.29% in 2001).
Umbndes	- Monetary unit of BNDES, a unit indexed to a basket of currencies in which the BNDES is funded. During the year ended December 31, 2002 the annual average Umbndes interest rate was 25.43% (15.36% in 2001).
Eximbank	- Export and Import Bank of the United States of America
BNDES	- Banco Nacional de Desenvolvimento Econômico and Social

(b)     Maturities over one year

2002

2004	37,704
2005	17,724
2006	17,108
2007	383

72,919

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(c)     Covenants

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company was in compliance with all such restrictive clauses in 2001 and 2002.

16     Debentures

In October 2000, the subsidiary Telepar Celular S.A. issued 20,000 non-convertible debentures, due in 2003. The interest rate is equal to 102.7% of the Brazilian Interbank Rate (CDI), payable semiannually. Telepar Celular S.A. has complied with all covenants as of December 31, 2002. The debentures are guaranteed by the Company.

The debenture issuance expenses of R$1,670 were registered as Other Assets – Current Assets, and are being amortized over a period of 36 months, since the debentures issuance date. At December 31, 2002 the balance registered in this account was R$451 (R$993 at December 31, 2001).

17     Salaries and related charges

	2001	2002

Salaries	1,844	2,337
Social charges	6,771	6,977
Other labor benefits	566	555
Employees bonus performance premium	3,902	4,246

	13,083	14,115

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

18	Taxes and social contribution payable – current and noncurrent

	2001	2002

Income tax	10	747
Social contribution tax	48	74
ICMS (State value added tax)	75,183	106,035
PIS (Federal sales tax)	825	1,928
COFINS (Federal sales taxes)	3,804	6,659
Fistel fee	1,003	1,085
FUST fee	376	397
FUNTTEL fee	188	199
Other	84	27

	81,521	117,151

Current	20,794	42,958
Noncurrent	60,727	74,193

Maturity dates
2002

2004	23,968
2005	29,773
2006	18,363
2007	2,089

74,193

The subsidiary Telepar Celular S.A. entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective generating event, subject to interest based on UPF/PR index which in 2002 was 9.989% per year (5.1204% in 2001). This benefit was granted by the State of Paraná through the “Programa Paraná Mais Emprego” (Paraná Program for More Employment).

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

19	Provision for contingencies

The composition of the provisions recorded under Liabilities is as follows:

	2001	2002

Labor	2,396	2,268
Tax	100	30
Civil	3,599	6,653

	6,095	8,951

No provisions are recorded for the lawsuits whose outcome is considered favorable to the Company by the lawyers, including the lawsuit challenging the ICMS tax (State VAT) as mentioned in Note 10 and below.

Labor claims

The provision for labor claims represents management’s estimate of probable losses in relation to the various suits filed by former employees.

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Potential litigation

Telecomunicações Brasileiras S.A.-Telebrás, Telecomunicações de Santa Catarina S.A.-Telesc, Telecomunicações do Paraná S.A.-Telepar and Companhia Telefônica Melhoramento e Resistência-CTMR, legal predecessors of the Company and of Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telesc, Telepar and CTMR prior to the effective date of the spin-off of their assets and liabilities to Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A. remains with their respective predecessors, except for those liabilities for which specific accounting provisions have been assigned to the cellular telecommunications companies at the spin-off. Any claims against Telesc, Telepar and CTMR which are not met by them could result in claims against Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A., since they received assets that could have been used to settle those claims had they not been spun off from their respective predecessors. Under the terms of the breakup of Telebrás, liabilities for any claims arising out of the acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (in which case Telebrás and the Company are jointly and severally liable) and any liabilities for which specific accounting provisions have been assigned to the Company. Creditors of Telebrás may challenge this allocation of liability. Management believes that the chances of any claims materializing and having a material adverse financial effect on the subsidiaries and/or the Company are remote and, therefore, no provision was recorded as of December 31, 2001 and 2002.

Tax Claims – VAT State (ICMS) on Activation Fees and Other Services

On June 19, 1998 the Secretaries of the Treasury of each Brazilian state approved an agreement (Agreement 69/98) to interpret the existing Brazilian tax law to broaden the application of the ICMS tax, to cover not only telecommunication services but also other services, including cellular activation, which had not been previously subject to such tax. Pursuant to this new interpretation of the tax law, the ICMS tax may be applied retroactively for such services rendered over the last five years.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

The Company and its subsidiaries believe that the attempt of the State Treasuries to extend the scope of the ICMS tax to services which are supplementary to basic telecommunications services is unlawful because: (i) the state Secretaries acted beyond the scope of their authority; (ii) their interpretation would subject certain services to taxation which are not considered telecommunications services; and (iii) new taxes may not be applied retroactively. Furthermore, the Company is of the opinion that Telesc, Telepar and CTMR, legal predecessors of the Companies, would be liable for any payments made in connection with any claim arising from the retroactive application of the ICMS tax on activation fees for periods prior to 1998. No provision for such taxes has been made in the accompanying consolidated financial statements as the Company and the subsidiaries do not believe that it is probable that such taxes will be payable for services during the last five years.

There can be no assurance that the Company will prevail in its position that the new interpretation by the state Treasury Secretaries is unlawful. If ICMS were applied retroactively to activation fees earned during the past five years, it would give rise to a maximum liability estimated at R$24,409 as of December 31, 2001. At December 31, 2002 the amount does not present a risk to the Company since according to Brazilian legislation, after a period of five years, the fiscal and accounting books of the companies cannot be assessed by the tax authorities. If the ICMS were applied retroactively to activation fees earned by the operating subsidiaries since its inception on January 5, 1998, it could have a material negative impact on the financial condition of the Company subsequent to January 5, 1998.

20      Pension plans

As detailed below, the Company and its subsidiaries sponsor several defined benefit pension and health-care plans. The Company and its subsidiaries contributed to all the pension and health-care benefit plans, and recorded as expenses the amounts of R$1,388, R$1,267 and R$1,459 in 2000, 2001, and 2002, respectively. These plans were sponsored by all companies of the old Telebras system (PBS-A-Sistel and PAMA-Sistel Plans).

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(a)	PBS Tele Celular Sul and PAMA – Tele Celular Sul

Since January, 2000 the Company and its subsidiary sponsor a defined benefit retirement pension plan – Plano PBS Tele Celular Sul, covering approximately 25% of the Company employees. In addition to supplementary pension payments, the plan offers medical assistance (PAMA – Tele Celular Sul) to retirees and their dependents, under a shared cost system. Contributions to the plans (PBS Tele Celular Sul e PAMA) are determined based on actuarial studies prepared by independent actuaries, in accordance with current Brazilian rules. The costing method used is the capitalization method, and the sponsor contribution is equal to 13.5% of the payroll of the employees covered by the plan, from which 12% are marked for funding the PBS Tele Celular Sul plan. During 2002, the Company recognized as expenses the amount of R$1,459.

(b)	PBS-A-SISTEL plan and PAMA-SISTEL plan

The Company, together with other companies of the former Telebrás System, sponsors private pension and medical plans to retirees, managed by Fundação Sistel de Seguridade Social – SISTEL. Up to December 1999, all companies sponsoring Sistel-managed plans were jointly responsible for all plans then in place. On December 28, 1999, the sponsors of Sistel-managed plans reached an agreement to create individual company pension plans, maintaining joint responsibility for only those employees who were participants as of January 31, 2000. This led to a proposal for a restatement of the Sistel By-Laws and Regulations, which was approved by the Supplementary Pension Department on January 13, 2000.

The post-retirement health care benefits (PAMA-Sistel) and the social security plan (PBS-A-Sistel) are multi-employer defined benefit plans. The contributions of the Company and its subsidiaries are not segregated or restricted in the plan accounts to identify the assets and obligations relating to the Companies. The Company and its subsidiaries are also jointly liable for the total liabilities of the plans.

(c)	PBT-Telepar plan and PAMEC-Telepar plan

Telepar Celular S.A. also sponsors a defined benefit plan and a health care plan to the retirees of its predecessor company (Telecomunicações do Paraná S.A.), formerly sponsored by such predecessor company and that are managed by SISTEL. As a consequence of the breakup of Telebras System, in May 1998, Telepar Celular S.A. and Brasil Telecom Participações S.A. (the company that received the fixed-line operations previously held by Telecomunicações do Paraná S.A.) became a jointly sponsorship of a Defined Benefit Plan – PBT (Plano de Benefício Telepar), the Supplementary Medical Plan (PAMEC) and the Agreement for Management of Pension Payments to Retirees and Pensioners – Telepar, because of the split-off from the Telebras System.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

The costing method of the PBT plan is the capitalization method and the contribution payable by the Company is equal to 10% of the payroll of the participants.

The contributions to the PAMEC plan and Agreement for Management were fully paid in July 1998, through a single funding payment.

(d)     TIMPREV

The Company sponsors a defined benefit pension plan to a group of employees from the former Telebrás system that is managed by SISTEL, which resulted from the legal provisions established at the time of privatization of that company in July 1998, as described in items a, b and c above.

During 1999 and 2000, each sponsor of the plans managed by SISTEL began creating their own individual retirement plans. The sponsors maintained the joint plan only for those participants who had retired prior to January 31, 2000. During 2002, the Company began structuring a defined contribution plan.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new defined contribution pension plan, TIMPREV, which provides new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

Migration to the new plan was optional for participants of the defined benefit plan. The option to migrate could be exercised up to January 29, 2003.

During 2002, the human resources department began taking steps to provide employees information about the new plan, including information about the differences between the defined benefit plan and TIMPREV.

Under TIMPREV, the risk of the sponsor in relation to eventual actuarial deficits decreases, due to the characteristics of a defined contribution plan.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

Under TIMPREV, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administrator of TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

•	Regular retirement pension

•	Anticipated retirement pension

•	Disability pension

•	Deferred proportional benefit

•	Death pension

The effects of TIMPREV, which became effective as of February 2, 2003 are described in note 31.III.a.

(e)     Supplementary pension

As successor in the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, the Company sponsors the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

The agreement encompasses 86 employees hired before December 31, 1982, who are entitled to additional retirement benefits, only if they retire after having worked for the minimum time required for retirement (30 years for men and 25 years for women).

In June 1998, after the breakup of Telebrás, the Company and its subsidiary Telepar Celular S.A. opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company and Telepar Celular S.A. allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$2,310, on December 31, 2002 (R$2,239 in 2001) will be used to cover the benefits of those employees who have not opted yet (4 employees on December 31, 2001 and 2002).

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

21     Shareholder’s equity

(a)     Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, so as not to exceed 700 billion common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights.

The limit to increase the Company’s capital may be modified with the approval of an Extraordinary General Meeting if and when the capital has been fully utilized or when the difference between such limit and the subscribed capital is not sufficient to guarantee the capitalization plan for the year.

On April 16, 2002, the shareholders meeting approved a capital increase of R$17,633, through the issuance of 2,169,230,189 common shares and 3,582,108,751 preferred shares with no par value to Bitel Participações S.A. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of Tele Celular Sul Participações S.A., as permitted by CVM Instruction No.319/99, Article 7, Paragraph 1.

The subscription price per 1,000 shares was R$2.82 for the common shares and R$3.21 for the preferred shares.

During 2002, the shareholders approved a capital increase. As permitted by Brazilian Corporate law, the capital increase was accomplished by transferring amounts from retained earnings and legal reserve accounts, totaling R$62,000. No capital shares were issued.

The subscribed and paid-in capital at December 31, 2002 is represented by shares with no par value, as follows:

	Common	Preferred	Total

Quantity (in millions of shares)	129,358	213,612	342,970
Amount (R$)	122,454	202,212	324,666

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

The preferred shares are non-voting except under limited circumstances and are entitled to a preferential, noncumulative, 6% dividend based upon their nominal capital value and to priority over the common shares in the case of liquidation. Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

In the Extraordinary Shareholders Meeting of December 20, 2002, the Company bylaws were amended to adapt them to the New Corporation Law, including the first paragraph of article 10, which assures holders of preferred shares, annually, the right to receive dividend per share corresponding to 3% of net equity per share as per the latest approved balance sheet, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criterion, described in the preceding paragraph.

(b)     Capital reserve

This reserve was generated by the corporate restructuring process implemented during 2000, mentioned in Note 1-b. At the end of each fiscal year, a portion of this reserve which corresponds to the tax benefit for the year can be capitalized in favor of the majority shareholder with the issuing of new shares. The respective capital increase should respect the preference of the minority shareholders in the proportion of its participation, by type and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c)     Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d)     Unrealized profits reserve

This reserve was constituted due to the spin-off of TELEBRÁS and represents profits recorded and not realized in cash. It was transferred to Tele Celular Sul Participações S.A. offsetting its investment in subsidiary companies. The Company is fully realizing this reserve in 2001.

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

(e)     Dividends

The dividends are being calculated in accordance with the Company’s by Laws and with Brazilian Corporate Law. According to the Company’s by Laws, the Company should distribute as minimum dividends at each fiscal year ending December 31,considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income (as described below)

For the purposes of the Brazilian Corporation Law, and in accordance with Tele Celular Sul Participações S.A.’s By-Laws, “adjusted net income” is an amount equal to the net profit adjusted to reflect allocations to or from: (i) the statutory and legal reserves, (ii) a contingency reserve for probable losses, if applicable, (iii) profit reserve for expansion, and iv) unrealized profit for reserve.

Statutory minimum dividends at December 31, 2001 and 2002 were calculated as follows:

	2001	2002

Net income for the year	59,889	65,774
(-) Constitution of legal reserve	(2,994)	(3,289)
(+) Realization of the unearned income reserve	94,228	—

Basis for computation of mandatory dividends	151,123	62,485
Mandatory dividends (25%)	37,781	15,621

Interest on shareholders’ equity	17,665	14,450
Complementary dividends	20,116	1,171
Realization (transfer to special reserve for dividends) of special reserve for dividends	(19,257)	10,602

Final proposed dividends	18,524	26,223

Common shares	6,987	9,891
Preferred shares	11,537	16,332
Dividends and Interest on shareholders’ equity per thousand shares (reais)
Common shares	0.0549	0.0765
Preferred shares	0.0549	0.0765

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

The payable balances of dividends and interest on shareholders’ equity (Law No. 9,249/95) will be updated based on the “Reference Rate (TR)” starting as of year-end to the date fixed for its payment.

(f)      Interest on shareholders’ equity

As suggested by management, at December 31, 2001 and 2002, interest on shareholders’ equity, fully added to the dividends, was recorded in accordance with Law No. 9,249/95, Article 9. This amount was recorded net of income tax after the shareholders meeting approval.

The amount is shown as follows:

	2001	2002

Interest on shareholders’ equity
Common shares	12,944	6,412
Preferred shares	7,838	10,588
Withholding tax	(3,117)	(2,550)

Net amount	17,665	14,450

(g)     Special reserve for dividends

During 2001, the Shareholders Meeting approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$19,527, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

During 2002, management is proposing “Ad referendum” of the Shareholders Meeting the realization of the special reserve for dividends, in the amount of R$10,602 leaving a remaining portion of R$8,655 to be realized in the future.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2000, 2001 and 2002
All amount in thousand of Brazilian Reais unless otherwise indicated

(h) Income reserve for expansion

The remaining balance of the year’s net income for 2002, allocated as prescribed by Law No. 6,404/76, Article 202, in the amount of R$44,314 comprises the balance of income reserve for expansion and will be used to continue expansion of network. The retention will be sustained by a capital budget to be approved at a shareholders meeting based on management proposal.

(i) Excess of reserves

As required by Law No. 6,404/76, Article 199, the Company will propose at the shareholders meeting the approval of a capital increase of R$15,000 due to the income reserves excess in relation to capital.

(j) Stock option plan

Under Brazilian Corporate Law, the Company can grant the option to acquire shares to its executives, employees and service-providers based on a plan approved by the Shareholders’ Meeting.

On May 2, 2001, the Company’s shareholders approved an employee stock option plan, with the following objectives:

i)	to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;
ii)	to make available to key employees certain compensatory arrangements based on market value increase; and
iii)	to align generally the interests of key employees and the interests of shareholders.

The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May 2, 2001.

The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the São Paulo Stock Exchange (“Bovespa”), on May 2, 2001. The stock option plan has a four-year term and will expire in 2005. No option may be exercised after four years from the date it was granted.

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

The options may not be exercised before one year from the date they are granted. The exercise of the option may occur in the end of the fourth year after the granted date, but can be accelerated depending upon the achievement of certain results, which are based on certain EBIT (earnings before interest and taxes).

During 2002 and 2001, no option granted to the Company’s key employees was exercised. At December 31, 2002, the closing price per 1,000 preferred shares was set as R$2.74 (R$3.61 – 2001) at the São Paulo Stock Exchange, a price lower than the option exercise price per 1,000 preferred shares at the grant date.

22      Net revenues

	2000	2001	2002

Revenues from telecommunication services
Subscriptions	182,075	178,275	197,307
Usage of telephone	408,722	447,071	409,766
Use of network	246,394	306,811	341,496
Other services	3,247	8,163	22,500

	840,438	940,320	971,069
Sale of cellular handsets and accessories	85,644	116,026	174,879

Gross operating income	926,082	1,056,346	1,145,948
Deductions from gross income
Taxes	(188,429)	(187,178)	(214,723)
Discounts	(17,886)	(75,825)	(38,307)
Other	(2,880)	(1,914)	(1,654)

	(209,195)	(264,917)	(254,684)

	716,887	791,429	891,264

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

23     Costs of merchandise sold and services rendered

	2000	2001	2002

Salaries and social contribution charges	(10,865)	(8,724)	(8,965)
Third-party services	(16,011)	(12,365)	(17,392)
Interconnection	(105,747)	(121,761)	(133,213)
Depreciation and amortization	(128,341)	(150,121)	(164,362)
Cost of merchandise sold	(102,930)	(111,923)	(161,197)
Other	(574)	(1,139)	(1,254)

	(364,468)	(406,033)	(486,383)

24     Selling expenses

	2000	2001	2002

Salaries and social security charges	(19,032)	(22,445)	(20,388)
Third-party services	(88,993)	(106,746)	(94,888)
Allowance for doubtful accounts and losses	(59,051)	(18,335)	(30,761)
FISTEL fee		(24,601)	(24,642)
Depreciation and amortization	(3,451)	(8,028)	(13,802)
Other	(30,623)	(1,269)	(965)

	(201,150)	(181,424)	(185,446)

25     General and administrative expenses

	2000	2001	2002

Salaries and social security charges	(12,152)	(20,132)	(19,823)
Third-party services	(48,644)	(31,065)	(35,808)
Depreciation and amortization	(9,934)	(14,893)	(21,814)
Other	(5,570)	(5,819)	(5,901)

	(76,300)	(71,909)	(83,346)

During the years ended December 31, 2000, 2001, and 2002, the Company and its subsidiaries paid R$939, R$2,108, and R$2,389 to the Board of Directors, respective

         TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
         At December 31, 2000, 2001 and 2002
         All amount in thousand of Brazilian Reais unless otherwise indicated

26     Other operating income (expenses), net

	2000	2001	2002

Revenues
Penalty charged to customers on overdue payments	4,483	3,702	3,478
Equipment and infra-structure rental	6,357	5,450	5,560
Reversal of provision for reduction to market value of inventories	—	8,983	646
Other	5,282	3,618	10,519

	16,122	21,753	20,203

Expenses
Taxes and contributions	(1,937)	(1,068)	(1,226)
Goodwill amortization (tax benefit from shareholders)	(13,876)	(25,270)	(25,250)
Goodwill amortization	(416)	(1,691)	(1,779)
Provision for contingencies	(647)	(4,578)	(2,533)
Other	(13,768)	(4,730)	(4,317)

	(30,644)	(37,337)	(35,105)

	(14,522)	(15,584)	(14,902)

27     Nonoperating income (expenses), net

	2000	2001	2002

Gain (loss) on assets sale	1.340	266	207
Gain (loss) on investments	2.130	(256)	(334)
Others, net	37

	3.507	10	(127)

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

28	Income and social contribution taxes

Current and deferred income and social contribution taxes are composed as follows:

	2000	2001	2002

Current income tax	4,452	(2,269)	(11,453)
Current social contribution	1,060	(939)	(4,203)
Deferred income tax	559	2,847	(2,785)
Deferred social contribution	249	1,033	(1,032)

Total	6,620	(672)	(19,473)

Income taxes in Brazil include income and social contribution taxes. The composite statutory rate was 34% for 2000, 2001 and 2002. Income tax expense at the statutory rate is reconciled to income tax expense in the statements of income as follows:

	2000	2001	2002

Income taxes
Income before taxes	6,050	70,196	97,813
Reconciliation of statutory to effective rate:
Benefit from deductibility of interest on shareholders’ equity	(4,424)	(25,000)	(17,000)
Participation in subsidiaries/affiliates	—	1,888	4,288
Gain/loss on non operating investment	(2,130)	256	—

Basis of calculation	(504)	47,340	85,101
Standard rate – 25%	127	(11,835)	(21,275)
Permanent differences
Goodwill amortization	6,722	12,268	12,268
Gain exchange variation and swap	—	—	(1,368)
Depreciation of handsets	—	(539)	(1,485)
Others	(1,838)	684	(2,378)

	4,884	12,413	7,037
	5,011	578	(14,238)

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

	2000	2001	2002

Social contribution tax
Income before taxes	6,050	59,217	97,813
Reconciliation of statutory to effective rate:
Benefit from deductibility of interest on shareholders’ equity	(4,424)	(25,000)	(17,000)
Participation in subsidiaries/affiliates	—	1,888	4,288
Gain/loss on non operating investment	(2,130)	256	—

Basis of calculation	(504)	47,340	85,101
Standard rate — 9%	46	(4,261)	(7,659)
Permanent differences
Goodwill amortization	2,430	4,416	4,416
Gain exchange variation and swap	—	—	(492)
Depreciation of handsets	—	(194)	(535)
Others	(1,167)	133	(965)

	1,263	4,355	2,424
	1,309	94	(5,235)

Total income and social contribution taxes	6,320	672	(19,473)

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

29     Financial instruments

The Company carries out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

At December 31, 2002 and 2001, the Company and its subsidiaries invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs — Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of December 31, 2002 for transactions with similar characteristics, as below.

	December 31, 2002

	Book Value	Market Value

Long-term loans and financing and debentures, including current portion	321,085	310,862

(a)     Loans and financing

Fair values of loans and financing are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks. The total liabilities denominated in United States dollars totaled R$41,616.

In addition to those financial instruments, the subsidiary Telepar Celular S.A. has Swap Contracts between US Dollars and mix of currencies (UMBNDES) to CDI, in the amount of R$28,224 (R$5,513 in 2001), with due dates between 2003 and 2007. At December 31, 2002 the Company recognized gains related to these swap transactions of R$28,271 (R$9,172 in 2001), which were recorded as Financing Revenues and as a reduction on Loans and Financing.

(b)     Limitations

The market values were estimated at a certain period, based on market information. Changes in assumptions may affect the estimates presented.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(c)     Risk factors

The risk factors affecting the Company’s instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility of the Company computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2002, a portion of Company loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results. The Company is also a party in agreements that allow it to effectively pay interest at fixed rates on some of its debts contracted in variable interest rates.

(ii) Credit operating risk

The risk is related to the possibility of the Company computing losses originating from the difficulty of collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company performs credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company generally does not require collateral from its customers.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(iii) Credit risk related to the sale of telephone sets

The Company’s policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of real guarantees are procedures adopted by the Company to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

The risks related to the possibility of the Company computing losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions. Approximately, 40.4% of the financial investments are concentrated with one sole financial institution.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company.

30     Insurance

At December 31, 2002, the Company carries insurance to cover losses against fire and various risks affecting inventories and fixed assets in amounts considered sufficient to cover possible losses.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

31      Reconciliation between Brazilian Corporate Law and US GAAP

I         Description of differences between Brazilian Corporate Law and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian Corporate Law, whose accounting practices and policies are described in Note 3. Such practices and policies differ significantly from US GAAP. The tables below represent the reconciliation between the Company’s consolidated income and net equity under Brazilian Corporate Law and US GAAP:

Reconciliation of the differences between Brazilian Corporate Law and US GAAP in net income

	Reference to Note	2000	2001	2002

Consolidated net income under Brazilian Corporate Law		15,368	59,889	65,774
Depreciation and amortization of the effect of indexation for the years ended December 31, 1996 and 1997	31.I.a	(6,794)	(14,010)	(9,327)
Amortization of capitalized interest	31.I.b	1,390	1,394	1,872
Pre-operating expenses of TIMnet.com S.A.	31.I.c	(1,738)	(5,268)	3,688
Provision for pension plan	31.I.d	(276)	1,397	751
Financial instruments	31.I.f	—	2,515	7,711
Goodwill amortization	31.I.i	—	—	1,779
Deferred tax on the above adjustments		2,448	4,611	(2,201)
Valuation allowance on social contribution	31.I.e	(7,259)	(5,020)	24,180
Minority interest on the above adjustments		3,534	2,603	(6,235)

Estimated net income under US GAAP		6,673	48,111	87,992

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

Reconciliation of the differences between Brazilian Corporate Law and US GAAP in shareholders’ equity

	Reference to Note	2001	2002

Consolidated shareholders’ equity under Brazilian corporate Law		808,329	845,330
Effect of the indexation for the years ended December 31, 1996 and 1997	31.I.a	66,441	66,441
Depreciation and amortization of the effect of the indexation for the years Ended December 31, 1996 and 1997	31.I.a	(40,099)	(49,426)

Sub-total		26,342	17,015

Capitalized interest	31.I.b	(9,658)	(9,658)
Amortization of capitalized interest	31.I.b	6,189	8,061
Pre-operating expenses of Timnet.com S.A.	31.I.c	(7,006)	(3,318)
Provision for pension plan	31.I.d	(17,247)	(16,496)
Financial instruments	31.I.f	2,515	10,226
Goodwill amortization	31.I.i	—	1,779
Effect of deferred taxes on the above adjustments		374	(1,827)
Valuation allowance on social contribution	31.I.e	(24,180)	—
Minority interest on the above adjustments		4,394	(1,841)

Estimated shareholders’ equity under US GAAP		790,052	849,271

(a)     Inflation accounting for the years ended December 31, 1996 and 1997

Until December 31, 1995, publicly traded companies in Brazil were required to prepare their financial statements according to two sets of accounting principles: (a) the Brazilian Corporate Law, which was and remains in full force and is valid for all legal purposes, including the basis for calculating the income tax and mandatory minimum dividends; and (b) generally accepted accounting principles in Brazil (Brazilian GAAP), which require the application of the constant currency method of accounting to reflect the effect of inflation in the preparation of supplementary financial statements, in accordance to the standards recommended by the Comissão de Valores Mobiliários (CVM), the Brazilian securities commission. The accounting principles under the Brazilian Corporate Law and the Brazilian GAAP differ solely in the method of recognizing the effect of inflation in the financial statements.

Brazilian Corporate Law

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2000, 2001 and 2002
All amount in thousand of Brazilian Reais unless otherwise indicated

Under the Brazilian Corporate Law, until December 31, 1995 a simplified method was used to recognize the effects of inflation, which consisted in indexing permanent assets (investments, property, plant and equipment and deferred charges) and shareholders’ equity accounts using indices set forth by the Federal Government, based on the variation of the Unidade Fiscal de Referência (UFIR). The net effect of the indexation was stated in the statement of income under a single account. The Brazilian corporate law, however, does not recognize the effect of inflation in certain balance sheet accounts, such as inventories and customer advances; this method also does not require the indexation of information from the preceding years when presenting comparative financial information. In the highly inflationary environment prevailing in Brazil until July 1, 1994, the financial statements prepared according to accounting principles set forth in the Brazilian Corporate Law did not allow a consistent comparison of financial information concerning two different periods.

Under the Brazilian Corporate Law and the CVM rules, the application of the method to account for the effects of inflation described above was prohibited, beginning January 1, 1996 and, therefore, the financial statements prepared according to the Brazilian Corporate Law do not include the recognition of the effects of inflation since then.

Constant currency method (Brazilian GAAP)

Under the constant currency method required by the Brazilian GAAP, all amounts stated in Reais are stated in constant purchasing power currency on the date of the latest balance sheet presented, pursuant to the CVM rules for publicly traded companies.

Brazilian GAAP requires application of the constant currency method also after January 1, 1996.

The constant currency method requires the recognition of the following effects of inflation in the financial statements:

—	Adjustment of the opening balances, non-monetary assets additions and depreciation by applying a general inflation index, recognizing the gain by means of a credit to the income.
—	Adjustment of the shareholders’ equity opening balances and movements for the period by applying a general inflation index, recognizing the loss by means of a debit to income.
—	Allocation of inflationary gains and losses of other non-monetary items to the corresponding income and expenses. Gains and losses for which the corresponding income and expenses were not identified are allocated to a specific account under “Other net operating income (expenses), net”.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

Changes in the presentation of the consolidated financial statements

Until the year ended December 31, 1999 the consolidated financial statements of the Company presented in documents filed with the Securities and Exchange Commission of the United States (SEC) were submitted pursuant to Brazilian GAAP requiring the application of full indexation after January 1, 1996.

In common with other Brazilian SEC registrants, the Company, as from the year ended December 31, 2000, has been granted the option to present its primary financial statements on the basis of accounting principles established under Brazilian Corporate Law. This accommodation arose from a position paper prepared by the “International Task Force” of the American Institute of Certified Public Accountants (AICPA). The SEC staff informally indicated that it would not object such presentation.

To harmonize the presentation format of financial statements to be used by shareholders in the United States with those used in the Brazilian market, management has prepared the Company’s consolidated financial statements pursuant to the principles set forth in the Brazilian Corporate Law.

All periods are presented according to the Brazilian Corporate Law, since the change in the reporting currency from constant Reais of purchasing power of the latest balance sheet date to nominal Reais requires a restatement of all period submitted, so as to maintain consistency in the presentation of the consolidated financial statements.

Inflation accounting under US GAAP for the years ended December 31, 1996 and 1997

Under US GAAP, Brazil would be considered to have ceased to be hyper-inflationary economy in a period between July 1, 1997 and December 31, 1997 requiring the recognition of the effect of inflation until such date. In determining amounts under US GAAP, the effects of inflation for the years ended December 31, 1996 and 1997 were determined using the Índice Geral de Preços do Mercado- IGP-M index. For periods prior to 1996, the Company and its subsidiaries used the same index as in the Corporate Law financial statements (UFIR).

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(b)     Differences in criteria for the capitalization of interest and the respective amortization

Until December 31, 1993, the capitalized interest was not permitted for individual property, plant and equipment. Under US GAAP, capitalized interest is added to the value of the individual assets and amortized over their useful lives. Also, according to the accounting principles under the Brazilian Corporate Law, and until December 31, 1998, applicable to the telecommunications companies, the interest attributable to construction in progress was calculated at 12% per year on the balance of the account of construction in progress, and the part related to interest on third-party loans was credited to financial expenses, on the basis of actual financial costs, and the balance concerning own capital was credited to shareholders’ equity. During 1999, the Company and its subsidiaries started to capitalize interest on specific loans based on the respective interest rates, related to financing for construction in progress.

According to US GAAP, “Statement of Financial Accounting Standards” (SFAS) Nº 34 — “Capitalization of Interest Costs”, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses. Under US GAAP, the amount of capitalized interest excludes foreign exchange gains and losses on foreign currency borrowing.

As a result of the change in the policy concerning interest capitalization in financial statements prepared under Brazilian Corporate Law mentioned above, starting in the year ended on December 31, 2000 the amount of capitalized interest is substantially similar to that capitalized under US GAAP.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Year ended December 31,

	2000	2001	2002

Capitalized interest difference
Capitalized interest under USGAAP:
Interest that would have been capitalized and credited to income (interest incurred on loans, computed up to the amount of construction-in-progress)	14,680	4,148	646
Less — capitalized interest under Brazilian Corporate Law
Interest capitalized and credited to income (up to the limit of interest incurred on loans to fund investments in property, plant and equipment)	(14,680)	(4,148)	(646)
Net effect of difference in capitalized interest:
For the year	—	—	—
Accumulated at the beginning of the year	(9,658)	(9,658)	(9,658)

Accumulated at the end of the year	(9,658)	(9,658)	(9,658)

Amortization of capitalized interest difference
Amortization under the Brazilian Corporate Law	(7,749)	(11,551)	(13,148)
Less — amortization under US GAAP	6,359	10,157	11,276
Difference in amortization of capitalized interest on disposals	—	—	—

Amount of reconciling item in US GAAP reconciliation	1,390	1,394	1,872

(c)     Pre-operating expenses

Under Brazilian Corporate Law, pre-operating expenses incurred may be deferred until the commercial operations begin. Subsequently all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. The amounts are amortized over a period of five to ten years.

Under U.S. GAAP, the rules are generally more restrictive as to the costs that can be capitalized and the periods over which such costs are amortized and these expenses are normally charged to operations.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(d)     Pensions and other post-retirement benefits

As discussed in Note 20, the Company and its subsidiaries sponsor several pension plans and other post-retirement benefit plans. Until December 31, 1999 all plans were considered to be multi-employer defined benefits plans, in which the Company and its subsidiaries contribute towards the pension and other post-retirement benefits on the basis of a fixed percentage of salary, as annually recommended by independent actuaries. For the purposes of the financial statements under the accounting practices established by Brazilian Corporate Law and for US GAAP purposes, the Companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

In December 1999, the Companies announced their intention to withdraw from the plans sponsored by all the companies belonging to the Telebrás system covering active employees while remaining jointly and severally liable solely for the obligations under the pension and health care plans covering retirees and their dependants. In the consolidated financial statements under Brazilian Corporate Law this change had no accounting impact and the contributions to the plans sponsored exclusively by the Companies, PBS-Tele Celular Sul and PAMA-Tele Celular Sul, are still recognized as expenses on the accrual basis.

For US GAAP purposes, since the sponsors decided to split-off the total assets and related actuarial obligations for the multi-employer plan prior to December 31, 1999 the Companies recognized a contingent liability, which was probable and estimable, for the accrued pension cost as of such date. The funded status of those plans was recognized as of December 31, 1999, in shareholders’ equity and in net income for the year, as required by SFAS 87 “Employer’s Accounting for Pensions” and SFAS 106 “Employer’s Accounting for Postretirement Benefits and Than Pensions”. The provisions of SFAS Nº. 87 concerning the calculation of the funded status were applied with effect from January 1, 1992, since it was impossible to apply them from the effective date specified in the standard. See note 31.III.a for detail of the pension plans.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(e)     Valuation allowance on social contribution tax

Both the accounting principles under Brazilian Corporate Law and US GAAP adopt the liability method to record the effects of income tax.

Under the Brazilian constitution, the President of the Federative Republic of Brazil may issue provisional measures having the force of law for 30 days or less, which is only enacted after approval by Congress. Provisional measures are frequently re-issued by the President after the 30-day period. On December 31, 1999 and 2000, the enacted social contribution rate was 8%; however, provisional measures set forth rates of 12% for the period from May 1, 1999 to January 31, 2000 and 9% for the period from February 1, 2000 to December 31, 2002.

To calculate deferred taxes, the accounting principles under the Brazilian Corporate Law determine the use of the tax rate applicable for the estimated period of realization of the temporary differences or tax losses to be compensated. When applying such rules, the provisional measures that made changes to the tax rates are considered substantially approved and used to calculate deferred taxes.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. The tax rates for future periods set forth by provisional measures are not enacted and, therefore, are not taken into account.

Effective 1999, the COFINS tax rate was increased from 2% to 3% of taxable gross revenues. As the additional 1% can be, in accordance with enacted tax law, offset against the social contribution tax for the year, and the additional 1% is currently expected to exceed the social contribution for the year, until such time as the law is repealed, the social contribution net operating losses and other temporary differences are not expected to be realized. Although a provisional measure has been issued which proposes to eliminate the availability of offset, such measure has not yet been enacted and the Company and its subsidiaries have not yet realized the accumulated amount of net operating losses and other temporary differences. Accordingly, for US GAAP purposes, a valuation allowance has been recorded as of December 31, 2001 and 2002 to offset the amount of deferred social contribution tax that is considered, taking into account the effect of the law mentioned about, more likely than not that will not be realized.

The social contribution rate was set at 9% effective from January 1, 2003. Therefore, the recorded allowance for deferred social contribution tax was reversed in 2002, as the realization of such deferred tax is assured.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(f)     Adoption of FAS 133

As of January 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which was issued in June, 1998 and its amendments Statements 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133). Under Brazilian Corporate Law, the Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates at December 31, 2002 plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

As a result of adoption of Statement 133, the Company recognizes its foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. The Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of Statement 133, resulted in an effect of R$2,515, which resulted in a gain in the consolidated statement of income for the twelve months ended December 31, 2001. The cumulative effect of R$351 was considered immaterial by the Company for adjustment.

          Swaps

At December 31, 2001 and 2002 the subsidiary Telepar Celular S.A. had entered into swaps contracts between US Dollars and mix of currencies (UMBNDES) to CDI, in the amount of R$28,224 (R$5,513 in 2001), with due dates between 2003 and 2007. For Brazilian GAAP purposes the Company recorded gains related to these swap transactions of R$28,271 (R$9,172 in 2001) which was recorded as a reduction of the loans. For US GAAP purposes such gains were reclassified to assets. The fair values adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and at December 31, 2001 and 2002 were approximately R$2,515 and R$7,711.

          TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
          At December 31, 2000, 2001 and 2002
          All amount in thousand of Brazilian Reais unless otherwise indicated

(g)     Incorporation of tax benefit of goodwill by Subsidiaries

According to the Brazilian Corporate Law accounting principles, companies may assign the tax benefit of the goodwill to their subsidiaries in order to receive the tax benefit generated by the amortization of such goodwill. The tax benefit is shown as deferred and recoverable taxes with a contra account in a special reserve within Shareholders’ equity. The deferred tax is amortized and recognized as an expense in the statement of income for the amount of the tax benefit. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generates a reduction of income tax and social contribution payable. Therefore, the amount recognized as an expense resulting from tax deductible amortization of goodwill is equal to the reduction in tax on taxable income. Such accounting generates a reduction in taxes payable, but has no effect on the determination of net income for the period.

Once the benefit is realized, shares will be issued to the controlling shareholder for the amount of the realized benefit; minority shareholders will be entitled to buy shares in proportion to their interests by paying them directly to the controlling shareholder.

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian Corporate Law. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of income for the period, similar to the accounting principles under the Brazilian Corporate Law. The additional capital paid is transferred to Capital upon the issuance of the shares.

(h)     Financial revenues (expenses)

Accounting principles under the Brazilian Corporate Law require such amounts to be stated as part of operating profit. Under US GAAP, financial revenue and expenses is presented after operating profit in the statement of income

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(i)	Goodwill amortization

Accounting principles under the Brazilian Corporate Law require that the amortization of the deferred tax benefit related the goodwill amortization be stated as an appropriation of income for the year as other operating expenses. Under US GAAP, such amortization is shown as a reduction of the provision for income tax.

Additionally, the Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on Telepar Celular S.A. For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization on December 31, 2002 is R$1,779. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there was no impairment recorded for US GAAP purposes as of December 31, 2002. Management will make annual assessments of such goodwill as required by SFAS 142.

(j)	Dividends and Interest on shareholders’ equity

Under Brazilian Corporate Law, proposed dividends are accrued for in the financial statements in advance of their approval at the Annual General Shareholders’ Meeting, which is usually a merely formality.

In December 31, 2001 and 2002, the related dividends were fully accrued, since the approval by the Annual General Shareholders’ Meeting is considered more likely than not to occur. Interest on shareholders’ equity paid or credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for US GAAP purposes.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

(k) Corporate Reorganization — acquisition of minority interest

As mentioned in the footnote 1.d, the Company concluded a corporate reorganization on December 26, 2002 in which Telepar Celular S.A. acquired the Company and minority interest in the other two subsidiaries, Telesc Celular S.A. and CTMR Celular S.A., being the owner of 100% of those subsidiaries. Under Brazilian GAAP the accounting was a capital increase by the book value of the two subsidiaries at Telepar Celular S.A. and a contra account in investments. For the consolidated financial statements purposes this investment was eliminated.

For US GAAP purposes, such corporate reorganization was recorded using the purchase method in accordance with SFAS 141 and was recorded based on the fair value.

On a consolidated level for US GAAP purposes, the Company recorded an asset of R$14,520 and increase in minority interest. The effect on operating and net income is not significant.

II Changes in shareholders’ equity under US GAAP

Balance on December 31, 1999	563,163

Additional capital provided by the controlling shareholder (tax benefit in the amortization of the goodwill paid at privatization)	205,502
Net income for the year	6,673
Interest on shareholders’ equity	(2,515)

Balance on December 31, 2000	772,823

Net income for the year	48,111
Dividends paid in 2001	(9,241)
Dividends and Interest on shareholders’ equity	(21,641)

Balance on December 31, 2001	790,052

Net income for the year	87,992
Dividends and Interest on shareholders’ equity	(28,773)

Balance on December 31, 2002	849,271

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

III	Additional disclosures required by US GAAP

(a)	Pension and other post-retirement benefits

As discussed in Note 20 the Company, and practically all other companies belonging to the Telebrás System, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by Sistel.

In December 1999, the Company and the other companies participating in the plans identified in these consolidated financial statements as PBS-A-Sistel and PAMA-Sistel reached an agreement to remove the active employees from the pension plan and create a new plan for each one of the new holding companies, including the Company (PBS-Tele Celular Sul and PAMA-Tele Celular Sul plans as identified in Note 20). The parties agreed to allocate the plan assets based on the reserves under the Brazilian Corporate Law. The allocation of the initial transition liabilities and non-amortized gains and losses was based on the projected benefit liability (PBO) of each individual employer divided by the total Sistel PBO in December 31, 1999, under SFAS 87. Retirees of the new holding companies participating in the Sistel-defined pension plan would remain as part of the Sistel multi-employer defined plan. The post-retirement health benefit plans would also remain as multi-employer defined plans; Sistel, however, no longer subsidizes life insurance premiums for retirees.

Since the withdrawal of the participating active employees was probable and the effect reasonable estimable at December 31, 1999, the Company recorded a charge in income for the year ended December 31, 1999 to recognize the liability of active employees, amounting to R$18,368. The Company remains liable for contributing to the multi-employer defined plan, but no additional provision, other than the contributions due on the accrual basis, was recorded for the multi-employer plans.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The funding status on December 31, 2001 and 2002 for the pension plan for the active employees (PBS-Tele Celular Sul) is summarized below:

	December 31,

	2001	2002

Pension plan funded status:
Accumulated benefit obligation (ABO):
Vested	(6,281)	(8,745)
Not vested	(20,688)	(24,262)

Total	(26,969)	(33,007)
Projected benefit obligation (PBO)	(35,545)	(43,660)
Fair value of the plan assets	31,561	41,592

Projected liabilities in excess of assets	(3,984)	(2,068)
Unrecognized gains	(18,557)	(19,054)
Unrecognized net transition obligation, net	5,294	4,626

Liabilities recognized in equity under US GAAP	17,247	16,496

The components of net periodic benefit cost for the PBS-Tele Celular Sul plan for the years ended December 31, 2000, 2001 and 2002 are as follows:

	December 31,

	2000	2001	2002

Service cost	(1,043)	(975)	(1,307)
Interest cost	(3,213)	(3,533)	(3,996)
Expected return on plan assets	2,658	3,999	4,674
Amortization of unrecognized gains	650	992	935
Amortization of transitional obligation	(667)	(667)	(667)

Net periodic benefit cost	(1,615)	(184)	(361)

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2000, 2001 and 2002
All amount in thousand of Brazilian Reais unless otherwise indicated

The change in benefit obligation and plan assets related to the PBS- Tele Celular Sul plan for the years ended December 31, 2001 and 2002 are as follows:

	December 31,

	2001	2002

Projected benefit obligation at beginning of year	(31,737)	(35,545)
Service cost	(975)	(1,307)
Interest cost	(3,533)	(3,996)
Benefits paid	(599)	(472)
Actuarial gain (loss)	1,299	(2,340)

Projected benefit obligation at end of year	(35,545)	(43,660)

Change in plan assets
Fair value of plan assets at beginning of year	27,475	31,561
Actual return on plan assets	2,152	8,406
Contributions	2,533	2,097
Benefits paid	(599)	(472)

Fair value of plan assets at end of year	31,561	41,592

A summary of the funding status of the Sistel (PBS-A- Sistel) pension plan on December 31, 2001 and 2002 for the multi-employer plan is presented below:

	December 31,

	2001	2002

Projected benefit obligation (PBO)	(2,809,643)	(2,922,542)
Fair value of the plan assets	3,214,439	3,684,884

(Projected liabilities in excess of assets) Excess of assets over projected liabilities	404,796	762,342
Unrecognized actuarial gains	(1,534,831)	(1,690,371)
Unrecognized transition liabilities, net	487,420	426,032

Liabilities recognized in equity under US GAAP	(642,615)	(501,997)

The actuarial assumptions for 2001 and 2002 used in the computation of the funding status of the PBS-A-Sistel and PBS-Tele Celular Sul were the following:

	2001	2002

Discount rates to determine the projected benefit liabilities	11.30%	11.30%
Rate of growth in compensation levels	8.15%	8.15%
Expected long-term rate of return for the plan assets	14.45%	14.45%

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

As mentioned in the note 20.d, the Company changed its pension plan to a defined contribution pension plan, TIMPREV. Migration to this new plan was exercised up to January 29, 2003 and approximately 94% of the participants migrated to the new plan. TIMPREV became effective as of February 2, 2003 and the Company asked for its actuaries to calculate the effects of the curtailment and the settlement as of February 28, 2003, which is used only for disclosure purposes, since the effectiveness of the migration to the new plan occurred in 2003.

The effects of such curtailment and settlement for the active employees (PBS–Tele Celular Sul) are as follows:

	Before			After
	Curtailment	Effect of	Effect of	Curtailment
PBS - Tele Celular Sul	and Settlement	Curtailment	Settlement	and Settlement

1. Projected benefit obligation (PBO)	44,786	(6,030)	(27,712)	11,044
2. Plan assets at fair value	(42,428)	—	27,712	(14,716)

3. Funded status	2,358	(6,030)	—	(3,672)
4. Unrecognized items
(a) Initial transition obligation (asset)	4,516	(4,232)	—	284
(b) (Gain) & loss	(18,506)	—	13,232	(5,274)

5. Accrued / (prepaid) post-retirement benefit liability (3-(4a+4b))	16,348	(1,798)	(13,232)	1,318

(b)	Statement of cash flows

Accounting principles under the Brazilian Corporate Law require presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows was prepared based on SFAS 95 – Statements of Cash Flows, to complement the information disclosed under Brazilian Corporate Law is presented below:

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2000, 2001 and 2002
All amount in thousand of Brazilian Reais unless otherwise indicated

	Year ended December 31,

	2000	2001	2002

Operating activities
Net income for the year	15,368	59,889	65,774
Adjustments to reconcile income to the cash generated by operations:
Depreciation and amortization	156,089	174,733	201,763
Effects of non-consolidation of TIMnet.com	—	(4,736)	—
Losses on non-operational investments		—	(753)
Equity losses of affiliate	—	1,888	4,288
Loss on disposal	372	883	2,171
Minority interest	(2,998)	10,979	9,895
Foreign exchange variation of loans	11,925	17,341	34,262
Changes in operating assets and liabilities:
Trade accounts receivable	72,260	(15,343)	(16,620)
Allowance for doubtful accounts	(8,332)	(5,881)	(319)
Inventories	32,628	(9,491)	6,283
Recoverable taxes	(2,955)	15,391	(10,932)
Deferred taxes	(25,161)	(15,749)	29,067
Other current assets	(7,740)	15,556	7,816
Other long-term assets	(2,514)	(352)	(6,830)
Salaries and social charges	1,107	3,893	1,032
Accounts payable	(65,857)	(35,335)	60,288
Taxes and contributions payable	23,335	20,909	35,630
Accrued interest	1,442	592	566
Provision for contingencies	(3,523)	4,578	2,856
Pension plan liabilities	294	65	594
Other current liabilities	—	9,813	4,537
Other non-current liabilities	—		(75)

Net cash provided by operating activities	195,740	249,623	431,293

Investing activities:
Marketable securities	—	(134,397)	(287,290)
Investments purchases	—	(11,100)	(926)
Acquisition of property, plant and equipment and deferred charges	(204,310)	(147,299)	(67,739)

Net cash provided by investing activities	(204,310)	(292,796)	(355,955)

Financing activities:
Loan and financing payments	(432,606)	(36,332)	(47,563)
Funds borrowed	549,827	—	—
Dividends and interest on shareholders’ equity paid	(11,305)	(10,172)	(18,709)
Dividends paid by subsidiaries to minority shareholders	(2,421)	(1,870)	(3,381)

Net cash provided by (used in) financing activities	103,495	(48,374)	(69,653)

Net increase (decrease) in cash and cash equivalents	94,925	(91,547)	5,685
Cash and cash equivalents at the beginning of the year	2,084	97,009	5,462
Cash and cash equivalents at year end	97,009	5,462	11,147

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated
Additional cash flow information

Income taxes paid	19,148	10,896	14,007
Interest paid	42,262	42,086	42,606
Holding Company credits capitalized in Telepar Celular S.A.	114,312	—	—

(c)	New accounting standards

In June of 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized; however, these assets must be reviewed at least annually for impairment. Intangible assets with finite useful lives will continue to be amortized over their respective useful lives. The standard also establishes specific guidance for testing for impairment of goodwill and intangible assets with indefinite useful lives. Application of SFAS 142 in earlier years would have resulted in a reduction in goodwill of R$416 and R$1,691 in 2000 and 2001, respectively which would have resulted in net income, net of tax effect, under US GAPAP of R$6,948 and R$49,227, respectively.

In June of 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations,” on the accounting for obligations associated with the retirement of long-lived assets. SFAS 143 requires a liability to be recognized in the financial statements for retirement obligations meeting specific criteria. SFAS 143 is effective for fiscal years beginning after June 15, 2002. The Company believes that adoption of this statement will not have a significant impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 will be effective for the Company’s fiscal year 2002 and will be applied prospectively. The Company is currently in the process of evaluating the potential impact that the adoption of SFAS 144 will have on its consolidated financial position and results of operations, but believes that adoption of this statement will not have a significant impact on its consolidated financial position or results of operations.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2000, 2001 and 2002
All amount in thousand of Brazilian Reais unless otherwise indicated

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s fiscal ending after December 15, 2002. The Company does not expect SFAS 148 to have a material effect on its results of operations or financial condition.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company’s financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Entities, an interpretation of Account Research Bulletin – ARB No. 51. This Interpretation addresses consolidation by business enterprises of variable interests entities which have one of the following characteristics:

i)	the investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, which is provided through other interests that will absorb some or all the expected losses of the entity.

ii)	the equity investors lack on or more of the following essential characteristics of a controlling financial interest:

a)	the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights.

b)	the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities

c)	the right to receive the expected residual returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

The disclosure requirements is immediately effective for all variable interest entities created after January 31, 2003 and for the fiscal year or interim period beginning after June 15, 2003 for variable entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. The initial recognition of the Interpretation is applicable after December 31, 2002 and is not expected to have effect on the Company’s financial statements.

(d)	Segment information

Accounting principles under the Brazilian Corporate Law do not require disclosure of information on business segments.
Under US GAAP, SFAS Nº 131, “Disclosures about Segments of an Enterprise and Related Information” sets forth the rules under which publicly traded companies are obliged to disclose financial and descriptive information on their business segments. Management is of the opinion that the Company and its subsidiaries operate in a single business segment as telecommunication services providers and, therefore, the disclosure of information requirements under US GAAP do not apply.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated
(e)	Additional information under US GAAP

	2000	2001	2002

Total assets		1,505,553	1,713,002

Valuation allowance on social contribution		(24,180)	—
Financial instruments		9,172	28,271
Fair value on financial instruments		2,515	10,226
Asset on minority interest acquisition		—	14,520
Property, plant and equipment		1,335,426	1,379,529
Accumulated depreciation		(543,984)	(711,480)

Property, plant and equipment, net		791,442	668,049

Advertising expenses for the year	32,346	35,440	33,927

Research and development costs for the year	1,051	627	—

(f)	Termination benefits

The Companies are required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS — Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company. The total termination compensation actually paid in the years ended on December 31, 2001 and 2002 was R$143 and R$244, respectively.

(g)	Comprehensive income

Under US GAAP, the Company adopted SFAS Nº 130, “Reporting Comprehensive Income”. Comprehensive income is not different from net income under US GAAP.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2000, 2001 and 2002
All amount in thousand of Brazilian Reais unless otherwise indicated

(h)  Earnings per share

Under Brazilian Corporate Law, earnings per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

Under US GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period. Entities whose capital structures include securities that may participate in dividends with common stocks according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS N.º 128, “Earnings per Share”.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share has been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

Basic earnings per common share is computed by reducing net income by distributable and undistributable net income available to preferred shareholders and dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred dividends distributable net income and the preferred shareholders’ portion of undistributed net income.

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders. Options issued under the Company’s stock options plan are antidilutive for each of the years presented. Therefore, diluted earnings per share equals basic earnings per share.

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

	Year ended December 31,

	2000	2001	2002

Numerator:
Net income for the year under US GAAP	6,673	48,111	87,992
Net income available to preferred shareholders – numerator for basic and diluted earnings per thousand share	(6,624)	(30,044)	(54,804)

Net income available to common shareholders – numerator for basic and diluted earnings per thousand shares	49	18,067	33,188

Denominator:
Weighted-average outstanding shares (in millions)
Common	124,369	126,301	129,358
Preferred	210,030	210,030	213,612
Earnings per 1,000 shares (basic and diluted)
Common shares	0.000	0.143	0.257
Preferred shares	0.032	0.143	0.257

(i)	Stock Option

As mentioned in the footnote 21-j, for Brazilian GAAP purposes there is no effect in stock option plan since any stock option was exercised up to December 31, 2002.

For US GAAP purposes the Company applies APB Opinion No. 25 in accounting for its Stock Option Plan. No compensation cost has been recognized for its stock options in the financial statements in 2001 and 2002. In 2002, the year end market price was below the exercise price. In 2001, the year end market price was slightly above the exercise price, resulting in an amount of compensation cost that was not material.

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2000, 2001 and 2002
All amount in thousand of Brazilian Reais unless otherwise indicated

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the per share weighted-average fair value of stock options granted would have been R$2.97 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividends of R$28,773 thousand in 2002, R$31,670 thousand in 2003, R$27,817 thousand in 2004 and R$32,098 thousand in 2005, a risk-free interest rate of 19%, expected life of 5 years, and expected volatility of 68%. The Company’s net income also would have been reduced to the pro forma amounts indicated below for the respective years:

	2001	2002

Net income as reported	48,111	87,992
Deduct: Total stock-based employee compensation expense determined under fair value based net of related tax effects	(1,066)	(1,599)
Pro forma net income	47,045	86,393
Earnings per share
Basic and diluted earnings (losses), in Reais per thousand preferred and common shares as reported	0.143	0.257
Proforma basic and diluted earnings (losses), in Reais per thousand preferred and common shares as reported	0.140	0.252

Stock option activity during the periods indicated is as follows:

		Weighted-
	Number of	average
	Shares	exercise price

		(Thousands)
Balance at December 31, 2000	—	—
Granted	4,073	4.27
Exercised	—
Forfeited	—
Expired	—

Balance at December 31, 2001	4,073	4.27
Exercised
Forfeited
Expired

Balance at December 31, 2002	4,073	4.27

TELE CELULAR SUL PARTICIPAÇÕES S.A. E CONTROLADA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2000, 2001 and 2002 All amount in thousand of Brazilian Reais unless otherwise indicated

32	Subsequent events (Unaudited)

At March 18 2003, the Shareholders’ Annual Meeting approved the capital increase of the Company, in name of Bitel Participações, in the amount of R$29,229, equivalent to the tax benefit generated in the period, in accordance to the article 7, paragraph 1, of CVM Instruction 319/99. The capital increase considered the issuance of 5,095,007,583 common shares and 8,413,524,457 preferred shares, both without nominal value.

The subscription price was R$1.772 for the common shares and R$2.4010 for the preferred shares, per 1000 shares. The period for the right of preference exercise is from March 19, 2003 to April 17, 2003.

It was also approved the capital increase of R$15,000, in accordance with article 199 of Law 6,404/76, without issuance of new shares, based on the exceeding resources remaining from the retained income account and income reserves, in relation to the Company social capital. Additionally, it was approved the distribution of dividends as described on Note 21 e.

ITEM 19. EXHIBITS

1.1	By-laws of Tele Celular Sul Participações S.A., as amended (English Translation).

4.1	Credit Agreement dated as of December 3, 1999, among Telepar Celular S.A., as Borrower, Tele Celular Sul Participações S.A., as Guarantor, and Export-Import Bank of the United States, which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.2	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (Portuguese Version), which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.3	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (English Translation), which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.4	Indenture for the First Public Issuance of Subordinated Single-Series Simple Debentures of Telepar Celular S.A., dated as of November 9, 2000 (Portuguese Version), which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.5	Indenture for the First Public Issuance of Subordinated Single-Series Simple Debentures of Telepar Celular S.A., dated as of November 9, 2000 (English Translation), which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.6	Standard Concession Agreement for Mobile Cellular Service (Portuguese Version), which is incorporated by reference from our 1998 registration statement filed under form 20-F with the Securities and Exchange Commission.

4.7	Standard Concession Agreement for Mobile Cellular Service (English Translation), which is incorporated by reference from our 1998 registration statement filed under form 20-F with the Securities and Exchange Commission.

4.8	Authorization Agreement for Mobile Cellular Service for Telepar Celular (English Translation).

4.9	Authorization Agreement for Mobile Cellular Service for CTMR Celular (English Translation).

4.10	Authorization Agreement for Mobile Cellular Service for Telesc Celular (English Translation).

8.1	List of Subsidiaries.

10.1	Certification of Chief Executive Officer and Financial Executive Officer of Tele Celular Sul, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELE CELULAR SUL PARTICIPAÇÕES S.A.

By:	/s/ Alvaro Pereira de Moraes Filho

Name:	Alvaro Pereira de Moraes Filho
Title:	Chief Executive Officer

By:	/s/ Paulo Roberto Cruz Cozza

Name:	Paulo Roberto Cruz Cozza
Title:	Chief Financial Officer

Dated: June 18, 2003

CERTIFICATIONS

I, Alvaro Pereira de Moraes Filho, certify that:

1.	I have reviewed this annual report on Form 20-F of Tele Celular Sul Participações S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 18, 2003

By:	/s/ Alvaro Pereira de Moraes Filho

Name:	Alvaro Pereira de Moraes Filho
Title:	Chief Executive Officer

CERTIFICATIONS

I, Paulo Roberto Cruz Cozza, certify that:

1.	I have reviewed this annual report on Form 20-F of Tele Celular Sul Participações S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 18, 2003

By:	/s/ Paulo Roberto Cruz Cozza
	Name:	Paulo Roberto Cruz Cozza
	Title:	Chief Financial Officer