Form 20-F
period 2003-12-31
TELE CELULAR SUL PARTICIPACOES SA
filed 2004-05-20
CIK 1066116

As filed with the Securities and Exchange Commission on May 19, 2004

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 Commission file number: 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact Name of Registrant as specified in its charter)

Tele Cellular Sul Holding Company (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

Rua Comendador Araújo, 299 - 3º andar
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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

137,198,692,976 Common Shares, without par value
226,559,929,492 Preferred Shares, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17            Item 18

Forward Looking Information

PART I

PART II

PART III

Item 17.	Financial Statements
Item 18.	Financial Statements
Item 19.	Exhibits
Technical Glossary

PRESENTATION OF INFORMATION

In this annual report, Tele Celular Sul Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to as “Tele Celular Sul” or the “Holding Company.” References to “we,” “us” and “our” are to Tele Celular Sul together with Telepar Celular S.A. (“Telepar Celular”), Telesc Celular S.A. (“Telesc Celular”) and CTMR Celular S.A. (“CTMR Celular”), each a subsidiary of Tele Celular Sul and a corporation organized under the laws of the Federative Republic of Brazil. References to “Subsidiaries” are to Telepar Celular, Telesc Celular and CTMR Celular, collectively. In July 2003, Telesc Celular and CTMR Celular merged into Telepar Celular (the “Merger of the Subsidiaries”), which had its name changed to TIM Sul S.A. (“TIM Sul”). See “Item 4. Information on the Company— Recent Developments—Merger of the Subsidiaries.”

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

Presentation of Financial Information

Brazilian Corporate Law accounting method and U.S. GAAP

Our audited consolidated financial statements for each of the years ended December 31, 1999, 2000, 2001, 2002 and 2003, are our consolidated financial statements, which were prepared in accordance with the Brazilian Corporate Law accounting method and in conformity with accounting requirements and procedures established by the Brazilian securities commission, the Comissão de Valores Mobiliários (“CVM”), and the related rules applicable to telecommunications service operators. The rules according to which our Consolidated Financial Statements (as defined in “Item 3. Key Information—Selected Financial Data”) were prepared differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 31 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2002 and 2003 and net income for the years ended December 31, 2001, 2002 and 2003.

References in this annual report to (i) the “real”, “reais” or “R$” are to the Brazilian real (singular) and Brazilian reais (plural) and (ii) “U.S. dollars,” “dollars” or “US$” are to United States dollars.

The “Technical Glossary” at the end of this annual report provides definitions of certain technical terms used herein.

FORWARD LOOKING INFORMATION

This annual report contains forward-looking statements. We, and our representatives, may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed in Item 3 herein, include, but are not limited to, those resulting from the short history of our operations as an independent, private-sector entity and the introduction of competition to, and the size of, the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of our operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements as of December 31, 2002 and 2003 and for the three years ended December 31, 2003 (our “Consolidated Financial Statements”). Our Consolidated Financial Statements as of and for the years ended December 31, 2001, 2002, and 2003 have been audited by Ernst & Young Auditores Independentes S.S. The reports of Ernst & Young Auditores Independentes S.S. on the Consolidated Financial Statements that it audited appear elsewhere in this annual report. The following paragraphs discuss some important features of the presentation of the selected financial data and our Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial data and in reading “Item 5. Operating and Financial Review and Prospects.”

Brazilian Corporate Law Accounting Method, Brazilian GAAP and U.S. GAAP

Our Consolidated Financial Statements have been prepared in accordance with the Brazilian Corporate Law accounting method, which differs in certain material respects from U.S. GAAP. For many years prior to 2000, we prepared our financial statements for purposes of filing reports with the Securities and Exchange Commission (the “Commission”) in accordance with specific guidance published by the Brazilian Institute of Accountants (“Brazilian GAAP”). The accounting principles embodied in Brazilian GAAP and the Brazilian Corporate Law accounting method are generally identical, except that Brazilian GAAP requires historical financial information to be restated in constant reais as of the end of the period presented, using the integral restatement method (correção monetária integral), except when, by determination of the Brazilian Institute of Accountants, the rate of inflation for the period is so low as to render insignificant the effect of any such restatement. Early in 2001, the Commission announced that Brazilian companies could present their financial information in accordance with the Brazilian Corporate Law accounting method, which has excluded monetary restatement of historical financial information since 1995, following the end of hyperinflation in Brazil in the early 1990’s. In connection with the change in accounting methods in fiscal year 2000, we restated our financial statements for all prior periods for consistent presentation. The Brazilian Corporate Law accounting method differs in certain material respects from U.S. GAAP. See Note 31 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2002 and 2003, and net income for the years ended December 31, 2001, 2002 and 2003.

Corporate Reorganization to Transfer Goodwill

On June 30, 2000, through a corporate restructuring, we transferred to our Subsidiaries the premium (“Goodwill”) paid by TIM Brasil S.A. (“TIM Brasil”), formerly Bitel Participações S.A. (“Bitel”), for the acquisition of control of Tele Celular Sul. The Goodwill was recorded as an asset. The transfer of Goodwill resulted in a potential tax benefit, increasing our ability to generate free cash flow. Commencing in 1998, the Goodwill was amortized by TIM Brasil, using an amortization rate of 4% per annum. After the transfer of the Goodwill to our Subsidiaries, they began amortizing the balance of the Goodwill under the straight-line method over the remaining eight years of the applicable amortization period. See Note 1.b to our Consolidated Financial Statements. The amortization of Goodwill is expected to reduce our consolidated operating income in future years, and to reduce TIM Sul’s income and social contribution taxes payable in those years, without affecting the consolidated net income.

Minority Interests

For 2001, minority interests reflect the interest of shareholders other than Tele Celular Sul in each of Telepar Celular, Telesc Celular and CTMR Celular. In December 2002, we started the Merger of the Subsidiaries in which Telesc Celular and CTMR Celular merged into Telepar Celular. On July 31, 2003, the date on which the Merger of the Subsidiaries was completed, Telepar Celular S.A.’s name was changed to TIM Sul S.A.

As of December 31, 2003, we retained a 90.44% interest in the voting capital of TIM Sul, and minority shareholders owned interests amounting to 9.56% of the voting capital of TIM Sul. See Note 3.r to our Consolidated Financial Statements.

Selected Financial Data

The following selected financial data for the five years ended December 31, 2003 are derived from our consolidated financial statements. In 2003, 2002 and 2001, our Consolidated Financial Statements were audited by Ernst & Young Auditores Independentes S.S. In 2000, our consolidated financial statements were audited by PricewaterhouseCoopers Auditores Independentes. In 1999, our consolidated financial statements were audited by Arthur Andersen S/C. The data should be read in conjunction with our Consolidated Financial Statements, related notes, and other financial information included herein.

	Year Ended December 31,
	1999	2000	2001	2002	2003

	(thousands of reais, unless otherwise indicated)
Statement of Income Data:

Brazilian Corporate Law

Net operating revenue	R$ 680,447	R$ 716,887	R$ 796,879	R$ 896,824	R$ 1,087,994
Cost of goods and services	(417,020)	(364,468)	(406,033)	(486,383)	(576,914)

Gross profit	263,427	352,419	390,846	410,441	511,080
Operating expenses:
Selling expenses	(139,834)	(201,150)	(181,424)	(185,446)	(229,736)
General and administrative expenses	(64,211)	(76,300)	(71,909)	(83,346)	(97,752)
Other net operating income (expense)	6,133	(14,522)	(24,271)	(27,589)	(37,214)

Equity investment	—	—	(1,888)	(4,288)	(4,307)

Operating income before financial income (expenses)	65,515	60,447	111,354	109,772	142,071
Net financial income (expense)	(32,188)	(57,904)	(41,168)	(11,832)	38,069

Operating income	33,327	2,543	70,186	97,940	180,140
Net non-operating (income) expense	(5,823)	3,507	10	(127)	12,842

Income before taxes and minority interests	27,504	6,050	70,196	97,813	192,982
Income and social contribution taxes	(529)	6,320	672	(19,473)	(42,423)
Minority interests	7,357	2,998	(10,979)	(12,566)	(29,757)

Net income	34,332	15,368	59,889	65,774	120,802

Net income per 1,000 shares outstanding (reais)	0.10	0.05	0.18	0.19	0.34

Number of shares outstanding: (1)
Common shares	124,369	124,369	127,189	129,358	134,453
Preferred shares	210,030	210,030	210,030	213,612	222,025
Dividends per 1,000 shares – reais(2)	R$ 0.04	R$ 0.04	R$ 0.06	R$ 0.08	R$ 0.10
Dividends per 1,000 shares – in U.S. dollars (2)(3)	US$ 0.02	US$ 0.02	US$ 0.03	US$ 0.02	US$ 0.03

U.S. GAAP

Net operating revenues	689,596	716,887	796,879	896,824	1,087,994
Operating income (loss)	20,832	(4,875)	123,374	140,912	180.497
Net income	R$ 20,317	R$ 6,673	R$ 48,111	R$ 87,992	R$ 112,014
Basic and diluted earnings per 1,000 common shares (reais) (4)	R$ 0.061	—	R$ 0.143	R$ 0.258	R$ 0.317
Basic and diluted earnings per 1,000 preferred shares (reais) (4)	R$ 0.061	R$ 0.032	R$ 0.143	R$ 0.258	R$ 0.317

Balance Sheet Data:

Brazilian Corporate Law
Property, plant and equipment, net	791,022	837,165	775,575	655,949	676,887
Total assets	1,152,524	1,461,553	1,502,179	1,647,885	1,636,713
Loans, financing and debentures	222,198	352,785	334,386	321,085	82,183
Shareholders equity	560,966	770,081	808,329	845,330	926,886
Capital stock	175,872	175,772	245,033	324,666	369,163

U.S. GAAP
Property, plant and equipment, net	850,234	907,502	798,448	671,367	684,494
Total assets	1,181,699	1,476,327	1,505,927	1,712,194	1,680,962
Loans and financing	222,198	352,785	343,558	349,356	104,480
Shareholders’ equity	563,163	772,823	790,052	849,271	930,436
____________
(1)	Refers to millions of shares.
(2)

Dividends per share have been computed as the sum of dividends and interest on shareholders’ equity (“juros sobre capital próprio,” according to Brazilian law), an alternative under Brazilian Corporate Law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders’ equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual general meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders’ equity, divided by the total number of Common Shares and Preferred Shares outstanding as of the common shareholders’ meeting date. See “—Additional Information—Taxation—Brazilian Tax Considerations—Distribution of Interest on Capital.”

(3)

Amounts expressed in U.S. dollars, according to the exchange rate applicable at the date of the relevant common shareholders’ general meeting that approved the distribution of dividends and interest on shareholders’ equity.

(4)	Earnings per share are determined based upon the weighted average number of shares outstanding during the period. See Note 31.III.h to our Consolidated Financial Statements.

In 2002, in accordance with a new CVM rule, we began classifying employees’ profit sharing expense as general and administrative expense instead of as a separate line item below operating income before interest. All years prior to 2002 were restated for consistent presentation. Employees’ profit sharing expenses amounted to R$2.1 million, R$2.3 million, R$4.1 million, R$4.2 million and R$5.0 million in 1999, 2000, 2001, 2002 and 2003 respectively.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

Brazil experienced extremely high rates of inflation and devaluation of the Brazilian currency for years prior to the implementation of the Real Plan in 1994. Inflation and certain governmental measures to combat inflation have historically contributed to economic uncertainty in Brazil and to significant volatility in the Brazilian securities markets. The following tables set forth rates of inflation in Brazil, as measured by the IGP-M, and the depreciation or appreciation of the real against the dollar during the periods indicated.

	Year ended December 31,
	1999	2000	2001	2002	2003

	(percentages)

Inflation (IGP-M)	20.1%	9.9%	10.3%	25.3%	8.7%
Devaluation (real vs. US$)(1)	(48.0)%	(9.3)%	(18.6)%	(52.3)%	19.2%

	First Quarter of 2004
	Jan	Feb	Mar

	(percentages)

Inflation (IGP-M)	0.9%	0.7%	1.1%
Devaluation (real vs. US$)(1)	1.8%	(0.9)%	(0.2)%
(1)	Source: Central Bank and Fundação Getúlio Vargas.

Exchange Rates

We pay any cash dividends, interest on shareholders’ equity and any other cash distributions with respect to our Preferred Shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and other distributions in Brazilian currency on our Preferred Shares represented by ADSs. Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will affect the U.S. dollar equivalent price of our Preferred Shares on the Brazilian stock exchanges. In addition, exchange rate fluctuations may also affect our dollar equivalent results of operations. See “Item 5. Operating and Financial Review and Prospects.”

There are two legal currency exchange markets in Brazil: the commercial rate currency exchange market (“Commercial Market”) and the floating rate currency exchange market (“Floating Market”). The Commercial Market is reserved primarily for currency exchange transactions in connection with foreign trade transactions and transactions that generally require prior approval from Brazilian monetary authorities, such as the purchase and sale of foreign investments registered with the Brazilian Central Bank (“Central Bank”). Commercial Market transactions may be carried out exclusively through a Brazilian financial institution authorized to operate in this market. As used herein, the Floating Market applies to currency exchange transactions in connection with transactions other than the ones conducted through the Commercial Market.

Between March 1995 and January 1999, the Central Bank maintained a band within which the exchange rate between the real and the U.S. dollar fluctuated, and the Central Bank intervened in the foreign exchange markets from time to time to keep the currency exchange rate within these limits. In early January 1999, the Central Bank attempted a controlled devaluation of the real by widening the band within which the real/U.S. dollar rate was permitted to fluctuate, but subsequent Central Bank intervention failed to keep the exchange rate within the new band. On January 15, 1999, the Central Bank announced that the real would be permitted to float freely, with Central Bank intervention to take place only in times of extreme volatility. Since January 20, 1999, there has been no exchange rate band between the real and the U.S. dollar, and the real value of the dollar has been allowed to float. During this time, the Central Bank has intervened only occasionally to control unstable movements in foreign exchange rates, and the real-U.S. dollar exchange rate has experienced considerable fluctuations. From January 20, 1999 to October 31, 2002, the real depreciated by approximately 131.6% relative to the U.S. dollar. On the other hand, from October 31, 2002 to May 31, 2003, the real appreciated by approximately 18.6% relative to the U.S. dollar and has remained relatively stable since that time.

We cannot predict whether the Central Bank will continue to allow the real to float or whether real foreign-exchange rates will remain stable. See “—Risk Factors—Risks Relating to Brazil—Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares and ADSs” and “—A devaluation of the real may affect our ability to meet our foreign currency-denominated obligations and result in a decline in the market prices of the Preferred Shares and ADSs.”

The following table sets forth the Noon Buying Rate, published by the Federal Reserve Bank of New York, expressed in reais per U.S. dollar, for the periods indicated.

Period	Average for Period	High	Low

1999(1)	1.8640	2.2000	1.2074
2000(1)	1.8357	1.9840	1.7230
2001(1)	2.3530	2.7850	1.9380
2002(1)	2.9570	3.9450	2.3100
2003(1)	3.0586	3.6640	2.8230
November 2003	2.9150	2.9485	2.8550
December 2003	2.9255	2.9450	2.8700
January 2004	2.8533	2.9450	2.8070
February 2004	2.9342	2.9720	2.9040
March 2004	2.9067	2.9400	2.8680
April 2004	2.9079	2.9590	2.8925
May 2004 (through May 19, 2004)	3.0664	3.1265	2.9620
____________
(1)	Average of the rates on the last day of each month in the period.

On May 19, 2004, the Noon Buying Rate, as published by the Federal Reserve Bank of New York, was R$3.1140 to US$1.00.

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

Risk Factors

Risks Relating to Us

The conversion of our SMC concessions into PCS authorizations may have a significant impact on our business

In December 2002, our Subsidiaries converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under Personal Communications Services (“PCS”) regulations, which allowed us to provide local cellular service, and in July 2003 we received Serviço Telefônico Fixo Comutado (“STFC”) authorizations to provide national and international long distance telecommunications services. The SMC regulations differ significantly from the PCS regulations. We are currently working to meet our obligations under the PCS and STFC regulations, but there is no assurance that we will be able to do so. A failure to comply with the PCS and STFC regulations may have a material adverse effect on our business, financial condition and results of operations.

We operate under a new structure that may have uncertain effects on our revenues.

As a result of our conversion to PCS authorizations, we are subject to the PCS Regulations and a new rate structure for our services. The new rules to which we are subject also include the Código de Seleção de Prestadora (“CSP Program”) promulgated by Anatel as part of the PCS regulations. The CSP Program allows customers to choose long distance carriers on a per-call basis. We are now entitled to receive long distance revenues only when telecommunications service users, including our customers, choose TIM Sul to carry their long distance calls. However, our customers may select carriers other than TIM Sul for their long distance calls.

Previously, while operating under the SMC regulations, we had the right to charge VC2 and VC3 rates for all long distance calls placed by our customers. As of July 2003, when the CSP Program went into effect, we lost the right to charge VC2 and VC3 rates for all these long distance calls and may only charge such rates in connection with the long distance calls for which we are selected as the carrier.

A portion of this loss in revenues is expected to be compensated by the revenues we may receive for providing long distance call services to customers of other telecommunications companies and, in addition, from charges we may make under the new VU-M fee, which may be charged by the cellular company interconnecting a long distance call carried by other telecommunication service provider. See “Item 4. Information on the Company – Sources of Revenues – Network Usage Charges and Monthly Subscription Charges” for further discussion of long distance rates.

We cannot say how much revenue we will receive from long distance calls we may carry for clients of other telecommunications companies or from the application of this new VU-M rate. See “Item 4. Information on the Company — Sources of Revenue,” for further discussion of long distance rates. As a result of these changes, our revenues from long distance services may decline, and our business, financial condition and results of operations may be adversely affected.

We may not receive as much interconnection revenue as we receive today.

Under the SMC regulations, we were entitled to receive an interconnection fee when a customer of another telecommunications service provider made and connected a call to one of our customers through our network. Similarly, we had to pay a fee to other telecommunications service providers for calls originating from our customers that used their networks. These fees were set by Anatel. Beginning in July 2004, interconnection charges will be freely negotiated, by telecommunications service providers in Brazil, according to rules to be issued by Anatel. As a result, we may receive less interconnection revenue than we presently do, which may have an adverse effect on our business, financial condition and results of operations.

Additionally, under the CSP Program, when TIM Sul is selected as the long distance carrier for a specific call, we are entitled to receive revenues for that long distance call; however, we are not entitled to receive interconnection fees for the use of our network.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by:

  the changing regulatory environment, as recently evidenced by Anatel’s introduction of the PCS regime, under which telecommunications service providers are allowed to use the advanced global system for mobile communication technology (“GSM”);
  shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements; and
  ongoing improvements in the capacity and quality of digital technology available in Brazil.

We currently use time-division multiple access technology (“TDMA”) to provide cellular telecommunications services and have begun to offer GSM-based services as well. We plan to make GSM technology widely available to our customers in 2004, but there is no guarantee that we will be able to do so. If we are not able to expand our operations using GSM technology, we may experience adverse effects on our business, financial condition and results of operations.

We will no longer offer national and international long distance services after 2004.

Telecom Italia Mobile S.p.A. (“TIM”) controls us and several other companies (collectively the “Authorized Sister Companies”) operating in the Brazilian telecommunications market. One of the Authorized Sister Companies holds national and international long distance authorizations that overlap geographically with the authorizations we have received. Anatel granted us our national and international long distance authorizations subject to a commitment that this overlap be eliminated within 18 months of July 4, 2003, the date the authorizations were granted. Accordingly, by January 4, 2005, unless a change in the regulatory framework occurs, we will relinquish our national and international long distance authorizations, and the following will occur:

  users of our cellular telecommunications services will continue to be able to make national and international long distance calls by selecting any long distance carrier code currently available on a per-call basis;

  we will stop providing national and international long distance services and will no longer receive from customers the revenues associated with providing these services;

  we will no longer bear the direct costs associated with the provision of national and international long distance services directly to customers; and

  we will receive revenue in the form of VU-M fees charged to providers selected as long distance carriers for calls originating on our network

We believe that the loss of revenues from long distance services will be partially offset by an increase in revenue from VU-M fees, and although we except our overall net revenues to decline, we do not believe that such decline will have a material adverse effect on our business, results of operations or financial condition, but we can make no assurances in this regard.

Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

Our business, as a cellular telecommunications services provider, depends on our ability to maintain and expand our cellular telecommunications services network. We believe our expected growth will require, among other things:

  continuous development of our operational and administrative systems;
  increasing marketing activities; and
  attracting, training and retaining qualified management, technical and sales personnel.

These activities are expected to place significant demand on our managerial, operational and financial resources. Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects to our business, financial condition and results of operations.

We face increasing competition, which may adversely affect our results of operations.

The opening of the Brazilian market for cellular telecommunications services to competition in 1998 has adversely affected our results of operations. Several licenses have been granted for cellular telecommunications services in our areas of authorization, and the Federal Government auctioned additional PCS licenses on frequency ranges referred to as Bands C, D and E during 2001 and 2002. Due to the additional PCS providers that began operations in 2002, we are facing greater competition. Although we estimate our market share for the entire authorization area at 55% on December 31, 2003, the cost of maintaining this market share has increased while margins have decreased. In the future, we may incur higher advertising and other costs as we attempt to maintain or expand our presence in the market.

Competition from other wireless telecommunications services, such as digital trunking and paging services, may increase with certain changes in economic conditions, such as increases in unemployment, because these services are generally less expensive than cellular telecommunications services.

Technological changes in the telecommunications field, such as the development of GSM and mobile satellite services, are expected to introduce additional sources of competition.

This increasing competition may continue to adversely affect our market share and margins. Increased competition may also increase the rate of customer turnover or otherwise adversely affect our business, financial condition and results of operations. Our ability to compete successfully will depend on the effectiveness of our marketing and our ability to anticipate and respond to developments in the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Additionally, we may face competitors with greater access to financial resources and capital markets than ours. We cannot predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services.

We may experience a high rate of customer turnover which could increase our costs of operations and reduce our revenue.

Churn reflects the number of customers who have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. Our rate of customer churn was 17.0% in 2001, 23.0% in 2002 and 27.7% in 2003. Our high churn rates are primarily a result of our competitors’ aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil, and our strict policy of terminating customers who do not pay their bills. As indicated by our past rates of customer churn, we may experience a high rate of customer turnover which could increase our cost of operations and reduce our revenue.

We may be unable to respond to the recent trend toward consolidation in the Brazilian wireless telecommunications market.

We believe there has been a trend of consolidation in the Brazilian telecommunications market. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations.

Our controlling shareholder may exercise its control in a manner that differs from the best interests of other shareholders.

TIM, a corporation organized under the laws of Italy, indirectly owned approximately 52.51% of our Common Shares and 22.21% of our total capital on December 31, 2003. This ownership interest allows TIM to determine our actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. TIM may exercise this control in a manner that differs from the best interests of other shareholders.

Risks Relating to the Brazilian Telecommunications Industry

We are subject to various obligations in the performance of our activities with which we may be unable to comply.

In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

  the rules set forth by Anatel;
  the PCS authorizations under which TIM Sul operates its cellular telecommunications business;
  the STFC authorizations to provide national and international long distance telecommunications services; and
  the General Telecommunications Law (Lei no. 9, 472/97, as amended).

We believe we are materially in compliance with our obligations arising out of such laws, regulations and authorizations, but we cannot give any assurance that we will be able to continue to do so in the future. See “Item 4. Information on the Company – Regulation of the Brazilian Telecommunications Industry – Obligations of Telecommunications Companies.” Additionally, we may be unable to comply with future changes in the laws and regulations to which we are subject, especially changes established in response to technological advances. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

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

  devaluations and other exchange rate movements;
  inflation;
  exchange control policies;
  social instability;
  price instability;
  energy shortages;
  fluctuations in interest rates;
  liquidity of domestic capital and lending markets;
  tax policy; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

In addition, we cannot predict the effect that the policies of the Lula administration, which took office in January 2003, may have on Brazilian economic conditions or on our financial condition or results of operations.

Since taking office, the Lula administration has obtained approval from the Brazilian Congress for the implementation of social security and tax reforms. The administration has also announced plans to reform legislation affecting other areas such as bankruptcy procedures, regulation of the power sector, public-private partnerships, infrastructure investment and the credit, capital and labor markets. Future developments or non-developments in the Brazilian economy and government policies may reduce demand for our services or products, adversely affect its financial condition and results of operations, and impact the market price of the Preferred Shares and ADSs.

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

Brazilian currency historically has suffered frequent devaluations. As a result of inflationary pressures, the real and its predecessor currencies have been devalued periodically over the last four decades. During this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rates between the real and the U.S. dollar and other currencies. See “—Selected Financial Data—Exchange Rates” for more information on exchange rates.

The real fell in value relative to the U.S. dollar by 18.7% and 52.3% in 2001 and 2002, respectively. During 2001, the real experienced a period of significant devaluation, due in part to the economic uncertainties in Argentina, the global economic slowdown and the energy crisis in Brazil. During 2002, the real experienced further devaluation, due in part to the continued global economic slowdown and speculation related to the Presidential election in October 2002. On the other hand, from January 1, 2003 to December 31, 2003, the real appreciated by approximately 19.2% relative to the U.S. dollar and has remained relatively stable since May 2003.

A depreciation of the real could significantly increase the cost in reais of dollar-denominated expenses, such as those that we may need to incur in connection with new investments (for example, for the maintenance of our current TDMA services, and the continuing implementation of GSM technology). Further devaluations of the real relative to the U.S. dollar would reduce the U.S. dollar value of distributions and dividends on the ADSs and also may reduce the U.S. dollar market prices of our Preferred Shares and the ADSs.

If Brazil experiences substantial inflation in the future, the market prices of our Preferred Shares and ADSs may be reduced.

In the past, Brazil has experienced extremely high rates of inflation. According to Brazil’s general price index (“IGP-M”), the inflation rate was 9.9% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003 and 2.7% for the three months ended March 31, 2004. Inflation itself and some governmental measures to combat inflation in the past have had significant negative effects on the Brazilian economy.

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

The Federal Government may impose temporary restrictions on the conversion of reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee a serious imbalance.

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

ITEM 4. INFORMATION ON THE COMPANY

Basic Information

We provide cellular telecommunications services in the Brazilian states of Paraná (other than the municipalities of Londrina and Tamarana) and Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul (the “Region”) under authorizations from the Federal Government. The operations of the Predecessor Companies related to us began to offer cellular telecommunications services in December 1991. In August 2003, we expanded our services to include national and international long distance services as well. We are the leading provider of cellular telecommunications services in the Region. As of December 31, 2003, we had 2,055,884 active cellular lines.

Tele Celular Sul Participações S.A. is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil and one of the New Holding Companies formed as a result of the Breakup of Telebrás by the Federal Government in May 1998.

Our headquarters are located at Rua Comendador Araújo, 299 – 3rd floor, 80420-000, Curitiba, Paraná, Brazil, and our telephone number is +55 (41) 312-6702.

Historical Background

Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries (collectively the Predecessor Companies, comprising the Telebrás System), acquired almost all the other telephone companies operating in Brazil and controlled the public telecommunications services in almost all the Brazilian territory.

Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the Lei Geral de Telecomunicações (the “General Telecommunications Law,” and together with the regulations, decrees, orders and plans in respect of telecommunications issued by Brazil’s Executive Branch, the “Telecommunications Regulations”), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás. The General Telecommunications Law established an independent regulatory agency called Agência Nacional de Telecomunicações – ANATEL (“Anatel”).

In January 1998, in preparation for the Breakup of Telebrás, the cellular telecommunications operations of Telebrás’ operating subsidiaries were spun off into separate companies. Telepar Celular, Telesc Celular and CTMR Celular were created in connection with this corporate reorganization, along with other cellular companies that also started operating under the Telebrás System.

In May 1998, through the Breakup of Telebrás, 12 new holding companies (the “New Holding Companies”) were formed. The restructuring was conducted by means of a procedure under Brazilian Corporate Law called cisão or split up. Virtually all of the assets and liabilities of Telebrás, including the shares held by Telebrás in the operating companies of the Telebrás System, were allocated to the New Holding Companies. The split-up of the Telebrás System into the New Holding Companies is referred to herein as the “Breakup” or the “Breakup of Telebrás.”

The New Holding Companies, together with their respective subsidiaries, consisted of:

  eight cellular telecommunications service providers, each operating in one of eight regions (each a “Cellular Region”);

  three fixed-line telecommunications service providers, each providing local service and intraregional long-distance service in one of three regions (each a “Fixed-Line Region”); and

  Embratel Participações S.A. — Embratel (“Embratel”), which provides domestic long-distance telecommunications service (including intraregional and interregional), as well as international telecommunications service throughout Brazil.

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

In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of Tele Celular Sul, to private investors. Shares of Tele Celular Sul previously owned by the Federal Government were sold to a consortium comprised of UGB Participações Ltda. (“UGB”) and Bitel Participações S.A. (“Bitel”), both companies organized according to the laws of the Federative Republic of Brazil. On December 15, 1998, UGB sold its ownership interest in our capital stock to Bitel. The sale was effective on March 26, 1999, upon its approval by Anatel and the Brazilian antitrust agency (“CADE”). In September 2003, TIM Brasil S.A. merged into Bitel Participações S.A., and its corporate name was changed to TIM Brasil Serviços e Participações S.A. (“TIM Brasil”).

In December 2002, our Subsidiaries converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under Personal Communications Services (“PCS”) regulations. As part of this conversion process, in July 2003 each of our Subsidiaries also received from Anatel a national long distance and an international authorization.

In July 2003, Telesc Celular and CTMR Celular merged into Telepar Celular (the “Merger of the Subsidiaries”), which had its name changed to TIM Sul S.A. See “— Recent Developments—Merger of the Subsidiaries.”

Recent Developments

Conversion from SMC concessions to PCS authorizations

On December 10, 2002, the Subsidiaries converted their SMC concessions into PCS authorizations. In connection with the Merger of the Subsidiaries, the PCS authorizations of our Subsidiaries were transferred to TIM Sul, as approved by Anatel. Our PCS authorizations allow us to provide those services using a transmission frequency of 1800 or 900 Mhz and operate using advanced technologies, including GSM. In order to remain competitive in the Brazilian telecommunications market, we began to offer, in addition to TDMA-based services, GSM based services in August of 2003.

The migration to PCS authorizations created a new set of regulatory obligations for the Subsidiaries, including new quality of service standards and the introduction of the CSP Program, which allows customers to choose long distance carriers on a per call basis. In addition, under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect them to be adjusted annually for inflation based on the IGP-DI. See “—Regulation of the Brazilian Telecommunications Industry—PCS Regulation,” “—Regulation of the Brazilian Telecommunications Industry —Rate Regulation” and “— Sources of Revenue—Interconnection.”

Reorganization to Transfer Goodwill

When TIM Brasil (formerly Bitel) and UGB purchased a majority of our Common Shares in connection with the Privatization, they paid a premium over the book value of our Common Shares (the “Goodwill”), which was accounted for at the Bitel level. The value of the Goodwill, net of amortization through March 2000, was R$604 million. In the first quarter of the year 2000, we and Bitel initiated a corporate reorganization to transfer the Goodwill to certain of the Subsidiaries so that the amortization of the Goodwill could be available as a deduction against income for purposes of calculating income taxes and social contribution tax on profits owed by the Subsidiaries. As of December 31, 2003, the remaining value of the deferred tax benefit related to the unamortized portion of the Goodwill was R$148.6 million.

Under Brazilian law, the tax benefit generated by the amortization of the Goodwill may revert to the benefit of our controlling shareholder. The Holding Company may therefore capitalize the tax benefit and issue new shares to its controlling shareholder, TIM Brasil Participações, provided that the remaining shareholders have the right to maintain their proportional participation in the Holding Company by acquiring such newly issued shares at their cost of issuance from TIM Brasil Participações. Accordingly, in return for the transfer of the Goodwill, the terms of the reorganization anticipated the annual issuance to TIM Brasil Participações of a number of shares in the Holding Company equal in value to the tax benefit realized from the amortization of the Goodwill, calculated on the basis of the prevailing market price for such shares. In connection with each such issuance of shares, minority shareholders in the Holding Company have a preemptive right to subscribe for such shares in a proportion equal to their percentage interest in the capital stock of the Holding Company. Such right is exercisable at a price equal to that used to calculate the number of shares to be issued to TIM Brasil Participações. Whenever a minority shareholder elects to exercise such right, it is required to pay to TIM Brasil Participações an amount equal to the value of the shares with respect to which the right is exercised. For fiscal years 2000, 2001, 2002, and 2003 we have realized a tax benefit of R$9.9 million, R$17.6 million, R$29.2 million and R$27.1 million, respectively, from the amortization of the Goodwill, and we have issued Common and Preferred Shares to Tim Brasil Participações commensurate with the value of the tax benefit. Our minority shareholders have acquired some of those shares. For more detailed information about the corporate restructuring and the tax benefit arising therefrom, see Note 1.b to our Consolidated Financial Statements.

Merger of the Subsidiaries

In November 2002, we initiated the Merger of the Subsidiaries. The merger was conducted through the exchange of shares of Telesc Celular and CTMR Celular for shares of Telepar Celular, resulting in a capital increase for Telepar Celular, while both Telesc Celular and CTMR Celular became wholly-owned subsidiaries of Telepar Celular, as opposed to direct subsidiaries of the Holding Company. As a result of this restructuring, Telesc Celular’s and CTMR Celular’s shareholders became shareholders of Telepar Celular, which became a larger company with shares that had greater liquidity on the Bovespa. On November 23, 2002, the shareholders of Telesc Celular and CTMR Celular approved swap ratios for shares of Telesc Celular and CTMR Celular based on the economic values assigned to them in reports generated by an independent appraisal company. The restructuring of our subsidiaries was completed on July 31, 2003. On such date, Telesc Celular and CTMR Celular merged into Telepar Celular, the name of which was changed to TIM Sul.

TIM Brasil Recent Developments

The rules set forth by Anatel prevented the controlling shareholders of Band A and Band B cellular service providers from holding more than one license, either in the form of an authorization or a concession, in a single PCS Region. Accordingly, a company controlling a Band A or Band B cellular service provider that acquired control of a PCS authorization resulting in a geographical overlap of its licenses had two alternatives:

  it could have sold its controlling shares in the Band A or Band B cellular service providers within six months of purchasing the PCS authorization; or

  it could have waived the right to operate under the PCS authorization in the areas where overlaps existed.

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

Along with Tele Celular Sul, the Authorized Sister Companies have national and international long distance authorizations, and the authorizations of one of the Authorized Sister Companies overlap with the authorizations we hold. Our national and international long distance authorizations were granted by Anatel subject to a commitment that this overlap be eliminated within 18 months of July 4, 2003, the date the authorizations were granted, under penalty of forfeiture and other sanctions provided by applicable law. Accordingly, by January 4, 2005, unless a change in the regulatory framework occurs, we will relinquish our national and international long distance authorizations. See “Item 3. Risk Factors–Risks Related to Us–We will no longer offer national and international long distance services after 2004.”

On December 31, 2002, TIM Centro Sul and Portale Rio Norte merged into Portale São Paulo S.A. On January 22, 2003, Portale São Paulo S.A. changed its name to TIM Celular S.A. and presently is headquartered in the city of São Paulo.

Organizational Structure

TIM Brasil (formerly Bitel) is a consolidated Brazilian subsidiary of TIM. TIM operates in the Italian, Latin American and Mediterranean basin markets, reaching a total of 44.5 million clients worldwide as of December 31, 2003, of which 26.1 million are in the Italian market. TIM’s parent company is Telecom Italia S.p.A. (“Telecom Italia”), one of the world’s largest fixed-line telecommunications operators, with approximately 26.6 million installed fixed lines (including ISDN equivalent lines). Telecom Italia’s business activities also include leasing its lines and providing data communications services, information technology software and information technology services. Some of these services are provided through Finsiel, Olivetti, Technost, Telecom Italia Lab and Telecom Italia Media. In May 2003, the shareholders of Telecom Italia and Olivetti S.p.A. (“Olivetti”) approved the merger of Telecom Italia into Olivetti. Upon completion of this merger, the new entity was named “Telecom Italia S.p.A.” The group’s subsidiaries and its portfolio of investments include fixed-line and mobile telecommunications companies which operate mainly in Latin America and certain European countries.

TIM began operating in Brazil in 1998 and is today one of the leading wireless operators in the country, reaching more than 8.0 million customers nationwide as of December 31, 2003. TIM considers its operations in Brazil extremely important, both as a standalone business and as a fundamental part of its Pan-South American GSM strategy. In the 2001 auctions held by Anatel for Bands D and E, TIM was the only company to be awarded licenses covering the entirety of the Brazilian territory, becoming as a result the sole operator to offer services on a nationwide level under the same brand. In 2002, TIM formed TIM Brasil S.A., the former holding company of TIM’s operating companies in the country. These operating companies include, in addition to us, TIM Nordeste, a Band A operating company using TDMA and GSM technology to service the states of Pernambuco, Ceará, Paraiba, Rio Grande do Norte, Alagoas and Piauí (“TIM Nordeste”); TIM Maxitel, a Band B operating company using TDMA technology to service the states of Bahia, Minas Gerais and Sergipe; and TIM Celular – PCS, a Band D operating company using GSM technology to service the states of São Paulo, Goiás, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul (except Pelotas) and in the Federal District and a Band E operating company using GSM technology to service the states of Acre, Amapá, Amazonas, Pará, Rondônia, Roraima, Tocantins and Rio de Janeiro.

Blah! Sociedade Anônima de Serviços e Comércio (formerly timnet.com)

On June 13, 2000, we created timnet.com S.A. (“timnet.com”), an Internet services company. timnet.com had an initial capitalization of approximately R$18.0 million in common shares, held 50% by Tele Nordeste Celular Participações S.A. (“Tele Nordeste Celular”) and 50% by us. As of December 31, 2001, timnet.com had subscribed capital in the amount of R$78 million and the following companies were timnet.com’s shareholders, each holding a 20% interest:

  Tele Nordeste Celular, the parent company of TIM Nordeste;
  Tele Celular Sul Participações S.A.
  Maxitel S.A.;
  TIM Celular S.A. (formerly known as Portale São Paulo S.A. and originally named TIM São Paulo S.A.); and
  TIM International N.V., (a company organized according to the laws of the Netherlands, and controlled by TIM).

On September 26, 2003 timnet.com’s name was changed to Blah! S.A. (“Blah!”)

In 2000, 2001 and 2002, our proportionate share of the results of Blah! were included in our Consolidated Financial Statements. In December 2003, we sold our 20% participation in the total capital of Blah! to TIM International N.V., an affiliated company under common control. We recognized a gain in this transaction in the amount of R$12.5 million for Brazilian GAAP purposes, which was reverted for US GAAP purposes. See Notes 11 and 31.I.j to our Consolidated Financial Statements.

Capital Expenditures

Our capital expenditure priorities in 2003 included expanding coverage and enhancing information technology. Capital expenditures during 2001, 2002 and 2003 were R$158.4 million, R$68.7 million and R$213.0 million, respectively. Through March 31, 2004, capital expenditures in 2004 amounted to R$43.1 million.

The following table sets forth our capital expenditures in each individual category for the three-year period ended December 31, 2003.

	Year ended December 31,
Capital Expenditures Categories(1)	2001	2002	2003

	(millions of reais)

Telecommunications equipment	R$ 83.2	R$ 34.5	R$ 146.1
Network construction	20.2	1.4	4.9
Information technology	25.9	22.2	35.6
PCS License	--	--	17.6

Others	29.1	10.6	8.8

Total capital expenditures	R$ 158.4	R$ 68.7	R$ 213.0

(1)	Columns may not add due to rounding.

Of our total R$213.0 million capital expenditures in 2003, R$175.9 million were used in connection with the implementation of our GSM network. Our capital expenditure priorities in 2004 include the expansion of our GSM network. We have planned for approximately R$309.4 million in capital expenditures for 2004. We set capital expenditure estimates yearly and base them on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in 2004.

For a discussion of the methods we used to finance capital expenditures and the recent evolution of capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Business Overview

Our Services

We are the leading provider of cellular telecommunications services in the Region, supplying TDMA and GSM services. Our digital cellular telecommunications service is based on the TDMA and GSM technologies. Our TDMA technology was launched in December 1998. We started providing GSM technology services in August 2003. GSM technology is currently used by the TIM companies operating in Brazil and throughout the world. According to the GSM Association, by the end of 2003, GSM technology was used by more than 600 telecommunication service operators in more than 200 countries, reaching more than one billion users. GSM technology provides users with additional functionality as GSM devices use “SIM Cards” which store the user’s data and may be transferred to other handsets quickly and easily, with significant benefits in national and international roaming.

We offer our TDMA and GSM customers automatic roaming services throughout Brazil, allowing customers to obtain cellular telecommunications services while outside the Region. Our GSM customers benefit from international roaming services in more than 70 countries, and compared to more than 170 countries for our TDMA customers. Similarly, we provide roaming services to customers of certain cellular telecommunications service providers while in the Region. See “—Our Contractual Obligations—Roaming Agreements.”

Through an arrangement with a third party, we also offer value added services, including short message services, voicemail, caller identification, call forwarding, conference calling and selective and international call blocking and others. In addition, since February 1999, we have sold digital cellular handsets.

We also provide interconnection services to fixed-line and cellular service providers. See “—Our Contractual Obligations—Interconnection Agreements.”

Our Region

The portion of the Brazilian territory in which we operate is comprised of:

  the state of Paraná, except in the cities of Londrina and Tamarana;
  the state of Santa Catarina; and
  the cities of Pelotas, Capão do Leão, Morro Redondo, and Turuçu, in the state of Rio Grande do Sul.

The map below shows the location of our Region within Brazil.

The Region covers an area of approximately 296,000 square kilometers, or 3.5% of the Brazilian territory. According to statistics publicly available in Brazil, we believe that our Region has 19 metropolitan areas, with more than 100,000 residents. For example, the city of Curitiba, located in our Region, is the seventh most populated city in Brazil, with approximately 1.6 million residents.

The following table sets forth information on our customer base, coverage and related matters, at the dates and for the years indicated. Except as otherwise indicated, the amounts presented in the following table are our estimates.

	On December 31,

	2001	2002	2003

Population in our Region (millions) (1)	14.8	15.0	15.6
Population covered (millions) (1)	11.6	12.1	12.6
Percentage of total population we covered (2)	78.0%	81.0%	82.0%
Total penetration (3)	16.3%	18.0%	24.0%
Number of cellular lines served by Tele Celular Sul (millions)	1.60	1.72	2.1
Percentage growth in cellular lines served by Tele Celular Sul during the year	13.2%	7.5%	19.0%
____________
(1)	Information from the Instituto Brasileiro de Geografia Estatística (“IBGE”) based upon Censo Demográfico 2000.
(2)	Population within our Region that was able to access our cellular phone signal.
(3)	Percentage of the total population in our Region using cellular services.

On December 31, 2003, according to our estimates, we served approximately 55% of the total cellular lines in operation within our Region, and our competitors, approximately 45% of such total. On March 31, 2004, also according to our estimates, we served approximately 53.3% of the total cellular lines in operation within our Region, and our competitors, approximately 47.7% of such total. Our business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy, and the economy of the Region in particular. See “Item 3. Key Information—Risk Factors.”

The Holding Company and the Subsidiaries

Substantially all assets held by Tele Celular Sul consist of shares of TIM Sul. We rely almost exclusively on dividends from TIM Sul to meet our needs for cash, including to pay dividends to Tele Celular Sul shareholders.

We restructured the Subsidiaries in November 2002. The restructuring was carried out by exchanging the shares of Telesc Celular and CTMR Celular for shares of Telepar Celular, resulting in a capital increase for Telepar Celular, while both Telesc Celular and CTMR Celular became wholly-owned subsidiaries of Telepar Celular, instead of direct subsidiaries of the Holding Company. As a result, Telesc Celular’s and CTMR Celular’s shareholders became shareholders of a larger company with shares that are more liquid on the Bovespa. On November 23, 2002, the shareholders of each of Telesc Celular and CTMR Celular approved swap ratios for shares of Telesc Celular and CTMR Celular based on the economic values assigned to them in an independent appraisal. After completing the exchange of shares transaction, Telesc Celular and CTMR Celular merged into Telepar Celular (referred to as the Merger of the Subsidiaries). On July 31, 2003, when the Merger of the Subsidiaries was completed, the name of Telepar Celular S.A. was changed to TIM Sul S.A. Currently, our single operating subsidiary is TIM Sul, of which we control 90.44% of its Common Shares and 81.32% of its total capital.

Sources of Revenue

Since July 2003, we derive our revenues mainly from:

  network usage charges for cellular calls;
  usage charges for national and international long distance calls;
  monthly subscription charges;
  interconnection charges;
  value added services, including charges for short messaging services, call forwarding, call waiting, voice mail, invoice control, conference calling, TIM Office services and value-added services provided by third parties through commercial agreements; and
  sales of cellular handsets.

Network Usage Charges and Monthly Subscription Charges

Local Services

Cellular Service Usage Rates. Unlike in North America, cellular telecommunications service in Brazil is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls. Additional charges apply when a customer receives or places calls while outside of his Home Registration Area, as defined below.

We charge different rates for our services, which vary depending on the time of the day a call is made, the day of the week the call is made, the customer’s service plan, and the location of the parties on a call. While operating under the SMC regulations, we divided our Region into certain areas defined as home registration areas (“Home Registration Areas”). Each of our customers was registered as a user of one of our 38 Home Registration Areas, in which our Region was divided. Under the PCS authorizations, our Region is divided into 10 Home Registration Areas.

Our usage rate categories were not altered by our migration from the SMC to the PCS regime, which as of December 2003, were as follows:

  VC1. The “VC1” rate is our lowest rate per minute and applies to calls made by a customer located in the customer’s Home Registration Area to a person registered in the same Home Registration Area.

  AD. “AD” is a per-call surcharge applicable to all outgoing calls or incoming calls made or received by a customer while outside such customer’s Home Registration Area.

Long Distance Services

Our long distance usage rate categories were modified by our migration to the PCS authorizations. The following were our long distance rates applicable until July 2003:

  VC2. The “VC2” rate applies to calls placed by a customer registered in one Home Registration Area to a customer registered in another Home Registration Area in the same Region.

  VC3. The “VC3” rate applies to calls placed by a customer registered in one Home Registration Area to a user registered in another Home Registration Area located outside the Region.

  DSL1. “DSL1” is a per-minute surcharge applicable to incoming calls received by a customer located outside the customer’s Home Registration Area, but within the Region; and

  DSL2. “DSL2” is a per-minute surcharge applicable to incoming calls received by a customer located outside the Region.

Since July 2003, with the introduction of the CSP Program, customers can select long-distance carriers on a per-call basis. In addition, Home Registration Areas are larger and fewer in number, compared to the ones existing under the SMC regulations. Under this new rate allocation structure, a customer is charged the VC-1 rate directly by us only for calls completed to a number registered within that customer’s Home Registration Area. Long-distance calls, however, are charged to a customer by the chosen long-distance carrier. Other long-distance carriers, in turn, will pay us a new VU-M fee for any use of our network for such a long-distance call.

Beginning July 2003, our long distance usage rate categories were as follows:

  VC2. The “VC2” rate applies to calls placed by a customer located in one of our Home Registration Areas selecting us as the long distance carrier, on a per-call basis, to place a call to a customer registered in another Home Registration Area in the same Region;

  VC3. The “VC3” rate applies to calls placed by a customer located in one of our Home Registration Areas selecting us as the long distance carrier, on a per-call basis, to place a call to a customer registered outside the Region; and

  VU-M. “VU-M” is an interconnection fee we charge the other long distance carriers selected by our customers to carry their long distance call.

It is also important to observe that, as a result of our migration to the PCS regime, we are allowed to provide national and international long distance services to customers of other telecommunications companies located in our Region. For example, we are able to provide long distance services to clients of other cellular companies, within or outside of their original Home Registration Areas, and to clients of fixed line companies.

Service Plans. We offer various service plans to our customers. We believe our plans provide features that address specific needs of groups of our customers. Our plans vary with respect to the different services available and applicable charges, and they vary based on the Home Registration Area of the user.

Cellular plans offered until July 2003

Until July 2003, in the state of Paraná, we offered the following TDMA technology plans and rates:

Plans	Monthly Fee (reais)	Minutes Included	Peak Time								AD
			VC1	VC2 (TIM-TIM(1) and M-F(2))	VC2 (M-M(3))	VC3 (TIM-TIM(1) and M-F(2))	VC3 (M-M(3))	DSL1 – within Paraná	DSL1 – outside Paraná	DSL2
Básico	33.84	-	0.53	0.73	0.93	0.73	0.93	0.60	0.60	0.68	1.13
Noite e Lazer	25.61	-	1.13	1.33	1.53	1.33	1.53	0.62	0.62	0.75	1.13
T Você	19.99	10	0.70	0.90	1.10	0.90	1.10	0.70	0.70	1.01	0.70
Menu 30	41.05	30	0.56	0.76	0.96	0.76	0.96	0.00	0.00	0.95	0.00
Menu 50	51.33	50	0.53	0.73	0.93	0.73	0.93	0.00	0.00	0.95	0.00
Menu 100	69.85	100	0.50	0.70	0.90	0.70	0.90	0.00	0.00	0.95	0.00
Menu 200	102.78	200	0.46	0.66	0.86	0.66	0.86	0.00	0.00	0.95	0.00
Menu 400	179.94	400	0.42	0.62	0.82	0.62	0.82	0.00	0.00	0.95	0.00
Menu 1000	355.87	1,000	0.36	0.56	0.76	0.56	0.76	0.00	0.00	0.95	0.00
Menu 200 Family	109.24	200	0.44	0.64	0.84	0.64	0.84	0.00	0.00	0.80	0.00
Business 200	119.24	200	0.44	0.64	0.84	0.64	0.84	0.00	0.00	0.80	0.00
Empresarial	33.84	-	0.42	0.42	0.42	0.87	0.87	0.50	0.50	0.60	0.64
Empresarial ++	18.41	-	0.42	0.42	0.42	0.42	0.42	0.00	0.00	0.74	0.00
Tarifa Zero	87.34	-	0.42	0.42	0.42	0.42	0.42	0.00	0.00	0.80	0.00
Tempo Livre	0.00	-	1.53	1.73	1.93	1.73	1.93	0.00	0.00	0.99	0.99
Tempo Todo	0.00	-	0.99	1.19	1.39	1.19	1.39	0.00	0.00	0.99	0.99
Pronto! T	0.00	-	0.99	1.19	1.39	1.19	1.39	0.00	0.00	0.99	0.99
Menu 125 Premium	77.06	125	0.53	0.73	0.93	0.73	0.93	0.00	0.00	0.95	0.00
Menu 250 Premium	125.50	250	0.49	0.69	0.89	0.69	0.89	0.00	0.00	0.95	0.00
Menu 500 Premium	236.53	500	0.40	0.60	0.80	0.60	0.80	0.00	0.00	0.95	0.00
____________
(1)	Applies to calls from one TIM Sul client to another TIM Sul client.
(2)	Applies to call from a cellular phone to a fixed line.
(3)	Applies to calls from one cellular client to another, to which TIM-TIM rates do not apply.

In the state of Santa Catarina, we offered the following TDMA technology plans and rates:

Plans	Monthly Fee (reais)	Included Minutes	Peak Time								AD
			VC1	VC2 (TIM-TIM and M-F)	VC2 (M-M)	VC3 (TIM-TIM and M-F)	VC3 (M-M)	VC2R (DSL1) within Santa Catarina	VC2R (DSL1) outside Santa Catarina	VC3R (DSL2)
Básico	32.90	-	0.52	0.72	0.92	0.72	0.92	0.59	0.59	0.67	1.10
Noite e Lazer	24.90	-	1.10	1.30	1.50	1.30	1.50	0.61	0.61	0.73	1.10
T Você	19.43	10	0.69	0.89	1.09	0.89	1.09	0.69	0.69	0.99	0.69
Menu 30	39.90	30	0.55	0.75	0.95	0.75	0.95	0.00	0.00	0.93	0.00
Menu 50	49.90	50	0.52	0.72	0.92	0.72	0.92	0.00	0.00	0.93	0.00
Menu 100	67.90	100	0.49	0.69	0.89	0.69	0.89	0.00	0.00	0.93	0.00
Menu 200	99.90	200	0.45	0.65	0.85	0.65	0.85	0.00	0.00	0.93	0.00
Menu 400	174.90	400	0.41	0.61	0.81	0.61	0.81	0.00	0.00	0.93	0.00
Menu 1000	345.90	1,000	0.35	0.55	0.75	0.55	0.75	0.00	0.00	0.93	0.00
Menu 200 Family	105.90	200	0.43	0.63	0.83	0.63	0.83	0.00	0.00	0.78	0.00
Business 200	115.90	200	0.43	0.63	0.83	0.63	0.83	0.00	0.00	0.78	0.00
Empresarial	32.90	-	0.41	0.41	0.41	0.85	0.85	0.49	0.49	0.59	0.63
Empresarial ++	17.90	-	0.41	0.41	0.41	0.41	0.41	0.00	0.00	0.72	0.00
Tarifa Zero	84.90	-	0.41	0.41	0.41	0.41	0.41	0.00	0.00	0.78	0.00
Tempo Livre	0.00	-	1.49	1.69	1.89	1.69	1.89	0.00	0.00	0.96	0.96
Tempo Todo	0.00	-	0.96	1.16	1.36	1.16	1.36	0.00	0.00	0.96	0.96
Pronto! T	0.00	-	0.96	1.16	1.36	1.16	1.36	0.00	0.00	0.96	0.96
Menu 125 Premium	74.90	125	0.52	0.72	0.92	0.72	0.92	0.00	0.00	0.93	0.00
Menu 250 Premium	124.90	250	0.48	0.68	0.88	0.68	0.88	0.00	0.00	0.93	0.00
Menu 500 Premium	229.90	500	0.39	0.59	0.79	0.59	0.79	0.00	0.00	0.93	0.00

In the city of Pelotas, we offered the following TDMA technology plans and rates:

Plans	Monthly Fee (reais)	Included Minutes	Peak Hours								AD
			VC1	VC2 (TIM-TIM and M-F)	VC2 (M-M)	VC3 (TIM-TIM and M-F)	VC3 (M-M)	VC2R (DSL1) –within Pelotas	VC2R (DSL1) outside Pelotas	VC3R (DSL2)
Básico	32.90	-	0.52	0.72	0.92	0.72	0.92	0.59	0.59	0.67	1.10
Noite e Lazer	24.90	-	1.10	1.30	1.50	1.30	1.50	0.61	0.61	0.73	1.10
T Você	19.43	10	0.69	0.89	1.09	0.89	1.09	0.69	0.69	0.99	0.69
Menu 30	39.90	30	0.55	0.75	0.95	0.75	0.95	0.00	0.00	0.93	0.00
Menu 50	49.90	50	0.52	0.72	0.92	0.72	0.92	0.00	0.00	0.93	0.00
Menu 100	67.90	100	0.49	0.69	0.89	0.69	0.89	0.00	0.00	0.93	0.00
Menu 200	99.90	200	0.45	0.65	0.85	0.65	0.85	0.00	0.00	0.93	0.00
Menu 400	174.90	400	0.41	0.61	0.81	0.61	0.81	0.00	0.00	0.93	0.00
Menu 1000	345.90	1,000	0.35	0.55	0.75	0.55	0.75	0.00	0.00	0.93	0.00
Menu 200 Family	105.90	200	0.43	0.63	0.83	0.63	0.83	0.00	0.00	0.78	0.00
Business 200	115.90	200	0.43	0.63	0.83	0.63	0.83	0.00	0.00	0.78	0.00
Empresarial	32.90	-	0.41	0.41	0.41	0.85	0.85	0.49	0.49	0.59	0.63
Empresarial ++	17.90	-	0.41	0.41	0.41	0.41	0.41	0.00	0.00	0.72	0.00
Tarifa Zero	84.90	-	0.41	0.41	0.41	0.41	0.41	0.00	0.00	0.78	0.00
Tempo Livre	0.00	-	1.49	1.69	1.89	1.69	1.89	0.00	0.00	0.96	0.00
Tempo Todo	0.00	-	0.96	1.16	1.36	1.16	1.36	0.00	0.00	0.96	0.96
Pronto! T	0.00	-	0.96	1.16	1.36	1.16	1.36	0.00	0.00	0.96	0.96
Menu 125 Premium	74.90	125	0.52	0.72	0.92	0.72	0.92	0.00	0.00	0.93	0.00
Menu 250 Premium	124.90	250	0.48	0.68	0.88	0.68	0.88	0.00	0.00	0.93	0.00
Menu 500 Premium	229.90	500	0.39	0.59	0.79	0.59	0.79	0.00	0.00	0.93	0.00

In connection with these plans, we provided additional revenue generating services such as call blocking, short messaging services, call forwarding, call waiting, voicemail and conference calling.

Cellular plans after July 2003

Beginning in July 2003, our TDMA plans were adapted to the new rate structure applicable to the PCS regime. Accordingly, beginning August 2003, our TDMA plans were structured as follows. In addition, we also started providing GSM technology services.

As of December 31, 2003, we offered the following service plans and rates in the state of Paraná:

Local Services - TDMA Cellular Services

Plan	Monthly Fee (reais)	Included Minutes	Peak Time VC1	AD - within TIM Sul network
Básico	33.84	-	0.53	1.13
Noite e Lazer	25.61	-	1.13	1.13
T Você	19.99	10	0.70	0.70
Menu 30	41.05	30	0.56	0.00
Menu 50	51.33	50	0.53	0.00
Menu 100	69.85	100	0.50	0.00
Menu 200	102.78	200	0.46	0.00
Menu 400	179.94	400	0.42	0.00
Menu 1000	355.87	1,000	0.36	0.00
Menu 200 Family	109.24	200	0.44	0.00
Business 200	119.24	200	0.44	0.00
Empresarial	33.84	-	0.42	0.64
Empresarial ++	18.41	-	0.42	0.00
Tarifa Zero	87.34	-	0.42	0.00
Tempo Livre	0.00	-	1.53	0.99
Tempo Todo	0.00	-	0.99	0.99
Pronto! T	0.00	-	0.99	0.99
Menu 125 Premium	77.06	125	0.53	0.00
Menu 250 Premium	128.50	250	0.49	0.00
Menu 500 Premium	236.53	500	0.40	0.00

Local Services - GSM Cellular Service

Plan	Monthly Fee (reais)	Included Minutes	Peak Time VC1	AD - within TIM GSM network	AD - outside TIM GSM Network	VC Roaming
T Você	19.99	10	0.70	0.50	0.95	0.90
Menu 50	51.33	50	0.53	0.50	0.95	0.90
Meu Sonho 125	77.06	125	0.53	0.00	0.95	0.90
Meu Sonho 250	128.50	250	0.49	0.00	0.95	0.90
Meu Sonho 500	236.53	500	0.40	0.00	0.95	0.90
Nosso Grupo 250	10.28	250	0.44	0.50	0.95	0.90
Nosso Grupo 450	10.28	450	0.44	0.50	0.95	0.90
Nosso Modo	18.41	-	0.42	0.00	0.95	0.90
Meu Jeito Modulado	0.00	-	1.53	0.50	0.95	1.52
Meu Jeito Sempre	0.00	-	0.99	0.50	0.95	1.52

As of December 31, 2003, we offered the following service plans and rates in the state of Santa Catarina:

Local Services - TDMA Cellular Services

Plan	Monthly Fee (reais)	Included Minutes	Peak Time VC1	AD - within TIM Sul network
Básico	32.90	-	0.52	1.10
Noite e Lazer	24.90	-	1.10	1.10
T Você	19.43	10	0.69	0.69
Menu 30	39.90	30	0.55	-
Menu 50	49.90	50	0.52	-
Menu 100	67.90	100	0.49	-
Menu 200	99.90	200	0.45	-
Menu 400	174.90	400	0.41	-
Menu 1000	345.90	1,000	0.35	-
Menu 200 Family	105.90	200	0.43	-
Business 200	115.90	200	0.43	-
Empresarial	32.90	-	0.41	0.63
Empresarial ++	17.90	-	0.41	-
Tarifa Zero	84.90	-	0.41	-
Tempo Livre	0.00	-	1.49	0.96
Tempo Todo	0.00	-	0.96	0.96
Pronto! T	0.00	-	0.96	0.96
Menu 125 Premium	74.90	125	0.52	-
Menu 250 Premium	124.90	250	0.48	-
Menu 500 Premium	229.90	500	0.39	-

Local Services - GSM Cellular Services

Plan	Monthly Fee (reais)	Included Minutes	Peak Time VC1	AD – within TIM GSM	AD - outside TIM GSM network	VC Roaming
T Você	19.43	10	0.69	0.50	0.95	0.88
Menu 50	49.90	50	0.52	0.50	0.95	0.88
Meu Sonho 125	74.90	125	0.52	0.00	0.95	0.88
Meu Sonho 250	124.90	250	0.48	0.00	0.95	0.88
Meu Sonho 500	229.90	500	0.39	0.00	0.95	0.88
Nosso Grupo 250	10.00	250	0.43	0.50	0.95	0.88
Nosso Grupo 450	10.00	450	0.43	0.50	0.95	0.88
Nosso Modo	17.90	-	0.41	0.00	0.95	0.88
Meu Jeito Modulado	0.00	-	1.49	0.50	0.95	1.48
Meu Jeito Sempre	0.00	-	0.96	0.50	0.95	1.48

As of December 31, 2003, we offered the following service plans and rates in the city of Pelotas, in the state of Rio Grande do Sul:

Local Services - TDMA Cellular Service

Plan	Monthly Fee (reais)	Included Minutes	Peak Time VC1	AD - within TIM Sul network
Básico	32.90	-	0.52	1.10
Noite e Lazer	24.90	-	1.10	1.10
T Você	19.43	10	0.69	0.69
Menu 30	39.90	30	0.55	0.00
Menu 50	49.90	50	0.52	0.00
Menu 100	67.90	100	0.49	0.00
Menu 200	99.90	200	0.45	0.00
Menu 400	174.90	400	0.41	0.00
Menu 1000	345.90	1,000	0.35	0.00
Menu 200 Family	105.90	200	0.43	0.00
Business 200	115.90	200	0.43	0.00
Empresarial	32.90	-	0.41	0.63
Empresarial ++	17.90	-	0.41	0.00
Tarifa Zero	84.90	-	0.41	0.00
Tempo Livre	0.00	-	1.49	0.96
Tempo Todo	0.00	-	0.96	0.96
Pronto! T	0.00	-	0.96	0.96
Menu 125 Premium	74.90	125	0.52	0.00
Menu 250 Premium	124.90	250	0.48	0.00
Menu 500 Premium	229.90	500	0.39	0.00

Local Services - GSM Cellular Service

Plans	Monthly Fee (reais)	Included Minutes	Peak Time			AD – within TIM GSM netowrk	AD – outside TIM GSM network	VC Roaming
			VC1	VC Roaming within TIM GSM network	VC outside TIM GSM network
Meu Mundo	29.00	12	0.49	0.49	0.59	0.50	0.95	-
Meu Sonho 125	75.00	125	0.45	-	-	0.00	0.95	0.54
Meu Sonho 250	131.25	250	0.30	-	-	0.00	0.95	0.54
Meu Sonho 500	206.25	500	0.25	-	-	0.00	0.95	0.54
Nosso Modo	9.95	-	0.33	-	-	0.00	0.95	0.54
Meu Jeito Modulado	0.00	-	1.29	-	-	0.50	0.95	1.29
Meu Jeito Sempre	0.00	-	0.99	-	-	0.50	0.95	1.29

In connection with these plans, we provide additional revenue generating services such as call blocking, short messaging services, call forwarding, call waiting, voicemail and conference calling. In connection with the GSM plans, we also provide additional services such as photo messaging and short voice messaging services.

National Long Distance Services

Our national long distance rates for calls varied according to a number of factors, such as the location of the parties to the call, the fixed or cellular services used by each party and the usage of our network for the relevant call.

The following table provides some of the rates we charged our cellular customers for national long distance calls originated in the States of Paraná and Santa Catarina, and the city of Pelotas, in the State of Rio Grande do Sul, as of December 31, 2003:

State of Paraná

Plan	VC2 (TIM-TIM and M-F)	VC2 (M-M)	VC3 (TIM-TIM and M-F)	VC3 (M-M)
Básico	0.8039	1.1788	0.8039	1.1788
Noite e Lazer	1.4039	1.7788	1.4039	1.7788
T Você	0.9739	1.3488	0.9739	1.3488
Menu 30	0.8339	1.2088	0.8339	1.2088
Menu 50	0.8039	1.1788	0.8039	1.1788
Menu 100	0.7739	1.1488	0.7739	1.1488
Menu 200	0.7339	1.1088	0.7339	1.1088
Menu 400	0.6939	1.0688	0.6939	1.0688
Menu 1000	0.6339	1.0088	0.6339	1.0088
Menu 200 Family	0.7139	1.0888	0.7139	1.0888
Business 200	0.7139	1.0888	0.7139	1.0888
Empresarial	0.6939	1.0688	0.6939	1.0688
Empresarial ++	0.6939	1.0688	0.6939	1.0688
Tarifa Zero	0.6939	1.0688	0.6939	1.0688
Tempo Livre	1.2833	1.2833	1.2833	1.2833
Tempo Todo	1.2833	1.2833	1.2833	1.2833
Pronto! T	1.2833	1.2833	1.2833	1.2833
Menu 125 Premium	0.8039	1.1788	0.8039	1.1788
Menu 250 Premium	0.8039	1.1788	0.8039	1.1788
Menu 500 Premium	0.8039	1.1788	0.8039	1.1788

State of Santa Catarina

Plan	VC2 (TIM-TIM and M-F)	VC2 (M-M)	VC3 (TIM-TIM and M-F)	VC3 (M-M)
Básico	0.7814	1.1458	0.7814	1.1458
Noite e Lazer	1.3646	1.7290	1.3646	1.7290
T Você	0.9466	1.3110	0.9466	1.3110
Menu 30	0.8105	1.1749	0.8105	1.1749
Menu 50	0.7814	1.1458	0.7814	1.1458
Menu 100	0.7522	1.1166	0.7522	1.1166
Menu 200	0.7133	1.0777	0.7133	1.0777
Menu 400	0.6745	1.0389	0.6745	1.0389
Menu 1000	0.6162	0.9806	0.6162	0.9806
Menu 200 Family	0.6939	1.0583	0.6939	1.0583
Business 200	0.6939	1.0583	0.6939	1.0583
Empresarial	0.6745	1.0389	0.6745	1.0389
Empresarial ++	0.6745	1.0389	0.6745	1.0389
Tarifa Zero	0.6745	1.0389	0.6745	1.0389
Tempo Livre	1.2473	1.2473	1.2473	1.2473
Tempo Todo	1.2473	1.2473	1.2473	1.2473
Pronto! T	1.2473	1.2473	1.2473	1.2473
Menu 125 Premium	0.7814	1.1458	0.7814	1.1458
Menu 250 Premium	0.7814	1.1458	0.7814	1.1458
Menu 500 Premium	0.7814	1.1458	0.7814	1.1458

City of Pelotas, Rio Grande do Sul

Plan	VC2 (TIM-TIM and TIM Cellular-Fixed)	VC2 (Cellular - Cellular)	VC3 (TIM-TIM and Cellular-Fixed)	VC3 (Cellular - Cellular)
Básico	0.7814	1.1458	0.7814	1.1458
Noite e Lazer	1.3646	1.7290	1.3646	1.7290
T Você	0.9466	1.3110	0.9466	1.3110
Menu 30	0.8105	1.1749	0.8105	1.1749
Menu 50	0.7814	1.1458	0.7814	1.1458
Menu 100	0.7522	1.1166	0.7522	1.1166
Menu 200	0.7133	1.0777	0.7133	1.0777
Menu 400	0.6745	1.0389	0.6745	1.0389
Menu 1000	0.6162	0.9806	0.6162	0.9806
Menu 200 Family	0.6939	1.0583	0.6939	1.0583
Business 200	0.6939	1.0583	0.6939	1.0583
Empresarial	0.6745	1.0389	0.6745	1.0389
Empresarial ++	0.6745	1.0389	0.6745	1.0389
Tarifa Zero	0.6745	1.0389	0.6745	1.0389
Tempo Livre	1.2473	1.2473	1.2473	1.2473
Tempo Todo	1.2473	1.2473	1.2473	1.2473
Pronto! T	1.2473	1.2473	1.2473	1.2473
Menu 125 Premium	0.7814	1.1458	0.7814	1.1458
Menu 250 Premium	0.7814	1.1458	0.7814	1.1458
Menu 500 Premium	0.7814	1.1458	0.7814	1.1458

International Long Distance Services. Our international long distance rates for calls varied according to a number of factors, such as the location of the parties to the call, the fixed or cellular services used by each party and the usage of our network for the relevant call.

Roaming Fees. We receive revenue pursuant to roaming agreements with other cellular telecommunications service providers. When a call is made from within our Region by a client of another cellular service provider, that service provider pays us a roaming charge for the call which is charged at the applicable rate from the TIM Basic Plan approved by Anatel.

Similarly, when one of our clients makes a cellular call when that customer is outside of the Region, we must pay the charges associated with that call to the cellular communication service provider in whose region the call originates. See “—Our Contractual Obligations—Roaming Agreements.”

In addition, when a client places a long distance call while roaming, we may receive the respective long distance revenues if we are chosen as the long distance carrier.

Prepaid Service Fees. Beginning in April 1999, we started offering customers pre-paid cellular telecommunications services. Through our pre-paid plans, our customers acquire calling cards that provide a certain number of credits that can be used to place calls. Our customers may purchase calling cards at various points of sale throughout our Region, such as banks, grocery stores and gas stations. Our customers may also recharge their calling cards at various points of sale throughout our Region instead of purchasing a new card. We estimate that on December 31, 2003, these points of sale numbered approximately 17,000. In 2003, we shortened the period within which the credits from calling cards must be used by our customers, to 90 days from the day it is activated, as compared to 180 days in previous years.

Interconnection Charges

Prior to July 2003, we charged a telecommunications service provider from whose network a call originated an interconnection charge for every minute our network was used in connection with such call. See “—Our Contractual Obligations—Interconnection Agreements.” As of July 2003, operating under the PCS authorizations, TIM Sul charges interconnection fees to other long distance companies chosen by our customers to carry their long distance calls. See “—Regulation of the Brazilian Telecommunications Industry—PCS Regulations” and “—Regulation of the Brazilian Telecommunications Industry—Long Distance Regulation.”

On October 19, 2000, the interconnection rate in effect was R$0.2552 per minute, net of taxes. On February 28, 2002, Anatel authorized a 10.6% increase in the interconnection rate, to R$0.2823 per minute, net of taxes. On February 6, 2003, Anatel authorized a 22.0% increase in the interconnection rate, to R$0.3443 per minute, net of taxes. On February 9, 2004, Anatel authorized a 9.3% increase in the interconnection rate, to R$0.3763 per minute, net of taxes.

Beginning in July 2004, interconnection charges will be negotiated among telecommunications service providers in Brazil within rules to be promulgated by Anatel. We are not able to anticipate the impact of the Anatel rules, if in fact issued before July 2004, on such negotiations.

Co-Billing Services

Co-billing occurs when we bill one of our clients on behalf of another long distance service provider for services rendered our client by that carrier, or when another carrier bills its clients on our behalf for long distance services we render to its clients. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are being negotiated between the companies under the supervision of Anatel.

Value Added Services

Through an agreement with a third party, we offer value added services such as short messaging services, multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services, among others. We have also entered into agreements with our competitors related to our short messaging services. As a result of these agreements, beginning December 2001, our customers were able to receive and send short messages throughout Brazil ..

We stopped providing Internet services in the second half of 2003 with the sale of Blah! To Tim International N.V. See “—Organizational Structure—Network Blah! Sociedade Anônima de Serviços e Comércio (formerly timnet.com).”

Sales of Cellular Handsets

We started selling cellular handsets in February 1999, both directly and through our dealer network. From May 2000 to August 2001, the sale and distribution of cellular handsets to our authorized dealers were conducted by a third party. During this period, we limited our sales of handsets to our 14 proprietary stores.

In August 2001, we resumed the sale of cellular handsets to our authorized dealers and continued selling cellular handsets through our proprietary stores.

Sales and Marketing

We divide our market into three main categories: large business customers (businesses with four or more cellular lines), medium business customers (businesses with fewer than four cellular lines), and individual customers. These categories are divided further according to level of usage, distinguishing, for example, high-volume users from other categories of usage. We take these categories into account when developing service plans, sales strategies, customer service strategies and new products, as well as for billing and collection purposes. We also use market research reports and focus group studies to analyze our customer base.

We market our services through a network of stores, including general retail stores that sell our cellular telecommunications services and related goods on a non-exclusive basis and dedicated outlets that sell our services and goods exclusively. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors, including, but not limited to, the suitability of the premises in which our services and ancillary merchandise will be offered.

Our personnel and authorized dealers receive ongoing training and marketing support. For example, in 2003, we spent more than 100,000 training hours training our dealers and sales workforce, preparing for the migration to the PCS regime and GSM technology services. We generally have the ability to terminate contracts with our personnel and authorized dealers for any reason by giving a written notice of termination. On December 31, 2003, services were marketed through 989 points of sale, out of which 16 were operated directly by our sales personnel and 973 through our authorized dealers. In addition, in 2003, we modernized and standardized our points of sale, in an effort to reflect the technological advances adopted by TIM in Brazil. This point of sale network enables us to market our services and to provide after-sale service throughout the Region.

Anatel regulations require cellular telecommunications companies to provide service to all individuals regardless of income level requesting their services. Nonetheless, we can recommend service plans that are suitable to each potential customer’s needs and credit history, such as our pre-paid service plan. If a customer fails to make timely payments, services can be interrupted. See “—Billing and Collection.”

In March 1999, we commenced marketing our cellular telecommunications services under the brand “TIM,” which is also used by Tele Nordeste Celular, Maxitel and TIM Celular.

Our Network

As of December 31, 2003, we had expanded our cellular phone network coverage to 80% of the population of the state of Paraná, from 79% on December 31, 2002. Our coverage of the state of Santa Catarina and the city of Pelotas remained at 84% and 100%, respectively.

On December 31, 2003, our TDMA cellular telecommunications network included 806 radio base stations, and our GSM Network included 488 radio base stations. We expanded our network during 2003, increasing the number of radio base stations by 1.4%, compared to December 31, 2002. We plan to continue to expand our cellular telecommunications network to cover as broad a geographical area as economically feasible in response to projected consumer demand. The network is connected primarily through a fiber-optic transmission system leased from the fixed-line service providers operating within the Region.

Digitalization represents one of our key strategic initiatives. As of December 31, 2003, approximately 100% of our network was digital and 98% of its clients used digital handsets. Our management believes that digitalization offers certain advantages, including greater network capacity, reduced operating costs and additional revenues through the sale of value-added services. Digital cellular telecommunications service also offers clients greater security.

Siemens Ltda. and Ericsson Telecomunicações S.A. are our principal suppliers of cellular telecommunications equipment.

Billing and Collection

Our TDMA billing and collection system, known as Business Support and Control System, was provided by Communications System Inc. LHS, a German company. This system has four main functions:

  customer registration;
  customer information management;
  accounts receivable management; and
  billing and collection.

Prior to the initiation of our GSM overlay, TIM Brasil had developed an extensive GSM network and support systems, including an effective GSM billing system. In connection with the launch of our GSM services, we upgraded a number our systems to interface with TIM Brasil’s central billing system to take advantage of TIM Brasil’s preexisting infrastructure and expertise. Utilizing TIM Brasil’s centralized system for our GSM billing needs makes our operations more efficient and relieves us of the need to create our own GSM billing system. After an initial trial period, the support given to us by TIM Brasil in relation to our GSM operations will be the subject of a specific agreement, the terms of which will conform to common market prices and practices.

These billing systems give us significant flexibility in developing service plans and billing options and is integrated with our computer systems. Our billing systems are important tools in the performance of services, assisting in many areas of our business, including marketing, customer service and credit management. Pursuant to Anatel’s regulations, customers must receive a telecommunications service bill at least five days before due. We believe that we are generally in compliance with this requirement. Currently, if a customer’s payment is more than 15 days overdue, we usually suspend the customer’s ability to make outgoing calls, and if the payment is 30 days overdue, we discontinue the service entirely.

Customer Service

We operate a Mobile Phone Service Center that enables our customers to obtain customer service 24 hours a day, seven days a week, by calling “1404,” a toll-free number.

In 2001, we created a customer relationship center (“CRC”), a pioneering client service concept, which is the center of our communications with customers and potential customers. Our customer service center is located in the state of Paraná, with 316 service positions. In 2003, we ceased the operations of our call center located in the state of Santa Catarina.

The Internet is another important channel of communication between us and our post-paid clients. In 2003, we had over 15,000 online requests for plan changes, copies of invoices and activation of additional services, including “follow-me”, a call forwarding service; call waiting; conference calling; as well as timnet.com services.

Fraud Detection and Prevention

“Subscription fraud” and “cloning fraud” are common in parts of Brazil and are experienced by us. Subscription fraud occurs when the perpetrator of the fraud obtains identification documents of another individual, either real or forged, and utilizes them to obtain cellular services. Cloning fraud is less common than subscription fraud and currently is almost non-existent on GSM networks. Cloning fraud consists of duplicating the cellular signal of a client, enabling the perpetrator of the fraud to make telephone calls using the client’s signal. Such calls are billed to the client, but the receivable is written off when we discover it arose from a fraudulent call. If part of a fraudulent call is carried by the network of another service provider, we are obligated to pay that service provider the applicable interconnection fee, regardless of whether we ever collect the receivable associated with the call.

We have implemented fraud-prevention and fraud-detection measures in an effort to detect fraud as quickly as possible and thereby reduce costs associated with fraud. Fraud detection measures include the collection and review of call records to detect abnormal calling patterns. When abnormal patterns are found, the client or user is contacted by our fraud control staff and, if cloning has occurred, the client’s number, cellular telephone or both are changed. If subscription fraud has occurred, both the applicable number and the cellular telephone line are terminated. Fraud prevention measures include restrictions on international calls from a given number and restrictions on three-way calling by customers with international direct-dial access.

We have a nationwide fraud detection system licensed from Digital Equipment Corporation. This system analyzes various aspects of cellular service usage including simultaneous usage by a single client, call frequency and unusually high usage patterns. The system has been operational within the Region since July 1998.

Our Contractual Obligations

Interconnection Agreements

The Subsidiaries have entered into interconnection agreements with Embratel, Brasil Telecom and other telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. See “—Regulation of the Brazilian Telecommunications Industry.” In the absence of a specific agreement, the interconnection rates that we charge are those established by Anatel regulations. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

Roaming Agreements

We have entered into roaming agreements for automatic roaming with other cellular service providers operating outside our Region. Automatic roaming permits our clients to use their cellular telephones on the networks of other cellular service providers while traveling or “roaming” in Brazil outside the Region. Similarly, we provide cellular telecommunications service to customers of other cellular service providers when those customers place or receive calls while visiting the Region. The cellular service providers party to these agreements must provide service to roaming clients on the same basis that they provide service to their own clients and to carry out a monthly reconciliation of roaming charges. The agreements have a one-year term and automatically renew for additional one-year terms.

We, through TIM Brasil Participações, are a member of the Roaming Management Committee, a group comprised of 21 cellular telecommunications service providers operating in Brazil. The Roaming Management Committee was created to independently control the activities related to roaming services in Brazil and the international roaming agreements entered into by Brazilian companies with telecommunications service providers operating in the member countries of Mercosur.

The Roaming Management Committee requires the cellular service providers to service national roaming customers generally on the same basis as the service provided to their respective own customers, and to carry out a monthly reconciliation of roaming usage charges.

Roaming in MERCOSUR

We have entered into roaming agreements with telecommunications service providers operating in the following countries:

  Argentina, providing for automatic roaming in the city of Buenos Aires region;
  Paraguay, providing for automatic roaming throughout that country; and
  Uruguay, providing for manual roaming throughout that country.

Other International Roaming Agreements

We have roaming agreements with other telecommunications service providers operating in countries all over the world, including the United States, and countries in Latin America, Europe and Asia. Our TDMA customers have international roaming coverage in more than 170 countries. Our GSM customers are covered in more than 70 countries.

Site-Sharing Agreement

With the objective of avoiding unnecessary duplication networks and infrastructures, Anatel permitted that telecommunications service providers may use other providers’ networks as secondary support in providing telecommunications services. Therefore, we have allowed other telecommunications service providers in our region to use our infrastructure, and we have used others’ infrastructure, pursuant to site-sharing agreements we have with them.

Competition in the Region

Currently, there are four different frequency ranges within which cellular companies and PCS companies may operate in Brazil, as described below.

Band A Companies

Upon the Breakup of the Telebrás System, the Brazilian territory was initially divided by Anatel into eight separate cellular service regions (“Band A Regions”), each serviced by one of the New Holding Companies operating in the cellular telecommunications business. Such eight New Holding Companies received control of the assets and liabilities held directly by the Predecessor Companies in connection with their operations of cellular telecommunications services. Tele Celular Sul is one of such New Holding Companies.

The New Holding Companies providing cellular service initially operated within a 25 MHz sub-band within the band of 800 MHz, and comprise the companies operating under the Band A (“Band A”), according to concessions granted and regulations issued by Anatel. See “—Our History and Development.”

Band B Competition

The General Telecommunications Law provides for the introduction of competition in telecommunication services in Brazil. Under the terms of Law 9,295, of July 19, 1996 (the “Minimum Law”), the Federal Government granted authorizations to new companies to provide cellular telecommunications service within a 25 MHz sub-band within the band of 800 to 850 MHz, which is referred to as Band B (“Band B”). Companies operating under the Band B are distributed throughout ten different regions, which generally overlap with the Band A Regions. See “—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.”

States of Paraná and Santa Catarina . Global Telecom S.A. (“Global Telecom”) provides cellular telecommunications service in the states of Paraná and Santa Catarina through a Band B authorization. In December 1998, Global Telecom started providing cellular telecommunications services based on code-division multiple access technology (“CDMA”).

Global Telecom is controlled by Telesp Celular, an operating company that provides cellular telecommunications services in the state of São Paulo .. Telesp Celular holds 100% of the capital stock of Global Telecom, 76.83% directly and 23.17% indirectly. On November 27, 2002, there was a corporate restructuring in Global Telecom’s group, whereby the shareholders of Telesp Celular transferred their direct and indirect interests held in Telesp Celular to a Dutch joint venture named Brasilcel N.V.

In early 2003, Portugal Telecom and Global Telecom announced that they had entered into a joint venture that will market itself under a single brand, “Vivo.” According to public announcements made by Vivo, it pursues a national strategy as opposed to one focused just on our Region, and that the Vivo companies are controlled by Telefonica Moviles and Portugal Telecom.

City of Pelotas, Rio Grande do Sul . Telet S.A. (“Telet”) was granted a Band B authorization to provide cellular telecommunications service in the state of Rio Grande do Sul, including the city of Pelotas area. It has been publicly announced that Telet is controlled by America Movil S.A. de C.V. (“America Móvil”). Telet, under the Claro name, started providing cellular telecommunications service in the city of Pelotas area in the second half of 1999. Telet uses TDMA technology. We believe Telet will start providing GSM-based services in 2004.

The rights and obligations of Global Telecom and Telet, under their respective authorizations granted by Anatel, are similar to our rights and obligations under our authorizations.

Band C Competition

There were no participants in the auctions for the Band C PCS authorizations held on February 1, 2001 and on August 16, 2001. On May 2, 2002, Anatel commenced a new auction process for Band C radio frequencies. This new auction process was open only to preexisting cellular telecommunications and telecommunications companies, but no party purchased a Band C authorization.

Accordingly, the Band C frequency range was removed by Anatel from the frequency spectrum allocable to telecommunication service providers, and no additional competition entered the market.

Band D Competition

In February 2001 and in October 2002, Anatel held auctions for PCS Band D authorizations.

States of Paraná and Santa Catarina . In October 2002, America Móvil, through a controlled company organized according to the laws of the Federative Republic of Brazil, acquired a PCS Band D authorization covering the states of Paraná and Santa Catarina and began offering GSM services in the fourth quarter of 2003 and is expected to compete aggressively within our Region in 2004. America Móvil S.A. de C.V. also controls in Brazil the following telecommunications companies: (i) Americel S.A., (ii) BCP S.A., (iii) Algar — Telecom Leste S.A., (iv) Telet S.A., (v) Tess S.A. and (vi) BSE S.A.

State of Rio Grande do Sul. As of March 31, 2004 there were no bidders for the PCS Band D authorization for the state of Rio Grande do Sul, where the cities of Pelotas, Turuçu, Capão do Leão and Morro Redondo are located, within the Region.

Band E Competition

In March 2001 and October 2002, Anatel held auctions for PCS Band E authorizations.

States of Paraná, Santa Catarina and Rio Grande do Sul . Group Brasil Telecom S.A. (“Brasil Telecom”), a company organized according to the laws of the Federative Republic of Brazil, acquired a PCS Band E authorization covering the states of Paraná and Santa Catarina and a PCS Band E authorization covering the state of Rio Grande do Sul. Brasil Telecom made public announcements that it would start operating under its PCS Band E authorization in 2004 within our Region.

Long Distance Services Competition

We started providing national and international long distance services in July 2003. The companies operating in long distance telecommunications market in our Region are Empresa Brasileira de Telecomunicações S.A., Intelig Telecomunicações Ltda., Brasil Telecom S.A. and Global Village Telecom Ltda.

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

On April 27, 2000, Anatel issued Resolution No. 221/00, regulating Specialized Mobile Service (“Trunking”), with rules similar to the ones applicable to the cellular telecommunications services. Trunking service providers are not permitted to offer their services to individuals, and therefore will be competing with us exclusively in the corporate segment of our market. Nextel S.A., a company organized according to the laws of the Federative Republic of Brazil, provides Trunking services in the city of São Paulo, and in 2001, started providing Trunking services in the city of Curitiba, in the state of Paraná.

We compete, to a limited extent, with certain other wireless telecommunications services, such as mobile radio, paging and beeper services, which are widely used in Brazil. These competing wireless telecommunications services are generally less expensive than cellular telecommunications services.

The opening to competition of the Brazilian market for cellular telecommunications services has adversely affected our results of operations, and there can be no assurance that the entry or growth of competitors will not have a material adverse effect on our business, financial condition, results of operations or prospects. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot now be assessed with precision and that are beyond our control. Among such factors are the identity of the competitors, their business strategies and capabilities, prevailing market conditions at the time, the regulations applicable to new entrants and us, and the effectiveness of our efforts to prepare for increased competition. One or more new competitors may have technical or financial resources greater than ours.

Research and Development

In connection with the Breakup, the Subsidiaries were required to enter into three-year contracts which obligated them to contribute an aggregate of R$2.4 million to the Centro de Pesquisa e Desenvolvimento da Telebrás (the “Center ”), a research and development center formerly operated by Telebrás, during the period from May 1998 until July 2001.

Our research and development expenses during 2001 and 2002 were R$0.6 million and R$2.3 thousand, respectively. Our research and development expenses during 2001 and 2002 consisted of its contribution to the Center. Since 2002, although our obligation to make contributions to the Center had expired, we made contributions to the Center to fund research and development of discrete projects. We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

Taxes on Telecommunications Goods and Services

The costs of telecommunications goods and services to clients are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, ISS, COFINS, PIS, FUST Tax, FUNTTEL Tax and FISTEL Tax, which are described below.

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
  ISS. The Imposto Sobre Serviços (“ISS”) taxes certain services listed in the List of Services prescribed by Decree-law No. 406/68. This list also includes certain services that have the purpose of providing goods. Municipalities impose this tax at varying rates, but in the majority of large cities, the ISS rate is around 5%. The tax basis of the ISS is the price of the service, minus certain exceptions (construction services). As provided by Constitutional Amendment No. 20, dated June 12, 2002, municipalities must charge the minimum rate of 2% and they must not directly or indirectly grant tax benefits that may result in and effective rate below 2%. In August 2003, the Lei Complementar a Constituição Federal do Brasil n. 116 (“LC 116”), established a new framework for the ISS. Municipalities are required to adapt their respective ISS legislation in order to comply with the rules set forth by LC 116. Such new rules are effective as from January 1, 2004.
  COFINS. The Contribuição Social para o Financiamento da Seguridade Social (“COFINS”) is a social contribution tax on gross revenues (both operating and financial). On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% but permitted taxpayers to offset up to one-third of the amount of COFINS paid against the amount owed as Contribuição Sobre Lucro Líquido (“CSL”), a social contribution tax assessed on net income. The ability to offset COFINS against CSL was subsequently revoked for periods after January 1, 2000. On January 1, 2000, we began to include the COFINS tax in our bills at a rate of 3%. In October 2003, the COFINS legislation was further amended, making this tax to be non-cumulative, raising its rate to 7.6% to certain transactions, and expanding it to other taxable events, such as the sale of handsets. Telecommunications services, which were not included in transactions subject to the new 7.6% rate, will continue to be taxed at the rate of 3% after the introduction of such changes, which are effective beginning February 1, 2004.
  PIS. The Programa de Integração Social (“PIS”) is another social contribution tax, imposed prior to December 2002 at a rate of 0.65% on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. Beginning in December 2002, PIS has been levied at a rate of 1.65% on gross revenues from sales of handsets, according to Law 10,637/02. Law No. 9,718 also indirectly raised the PIS contribution tax rate owed by TIM Sul.
  FUST. On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações (“FUST”), a fund that is supported by a social contribution tax applicable to all telecommunications services (“FUST Tax”). The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel throughout the Region (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges. The FUST Tax is imposed at a rate of 1% on gross operating revenues, net of ICMS, PIS and COFINS, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST upon meeting the universal service targets required by Anatel.
  FUNTTEL. On November 28, 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (the “FUNTTEL”), a fund that is supported by a social contribution tax applicable to all telecommunications services (the “FUNTTEL Tax”). The FUNTTEL is a fund managed by BNDES and FINEP, a government research and development agency. The purpose of the FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. The FUNTTEL Tax is imposed at a rate of 0.5% on gross operating revenues, net of ICMS, PIS and COFINS, and its cost may not be passed on to clients.
  FISTEL. The Fundo de Fiscalização das Telecomunicações (the “FISTEL”), a fund supported by a tax applicable to telecommunications services (the “FISTEL Tax”), was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. The FISTEL Tax consists of two types of fees: an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time we activate a new cellular number, and an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. Effective April 2001, the installation and inspection fee has been assessed based on net activations of cellular numbers (i.e., the number of new cellular activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 50% of the total amount of installation inspection fees that would have been paid with respect to existing equipment.

Regulation of the Brazilian Telecommunications Industry

General

Our business is subject to comprehensive regulation under the General Telecommunications Law, a comprehensive regulatory framework for the provision of telecommunications services promulgated by Anatel in November 1998, and various administrative enactments thereunder. The Subsidiaries operated under concessions to provide services under the SMC regulations until December 2002, when their concessions were converted into authorizations to provide services under the PCS regulations. The PCS regulations set forth certain obligations further described below.

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

Authorizations and Concessions

Pursuant to the 1996 Lei Mínima (the “Minimum Law”), Band A and Band B Service Providers were granted concessions under SMC regulations. Each concession was a specific grant of authority to supply cellular telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations appended to each concession. Through resolutions enacted in September 2000 and January 2001, Anatel also granted cellular service providers operating under concessions the right to convert their concessions into authorizations under PCS regulations.

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

Services provided under the private regime are classified as either collective interest or restricted interest. Collective interest private regime services are subject to requirements imposed by Anatel under the applicable authorizations or concessions and the General Telecommunications Law. Restricted interest private regime services are subject to fewer requirements than public regime or collective interest private regime services. Under the authorizations, the Subsidiaries operated under the collective interest private regime.

In 1997, the Subsidiaries were granted SMC concessions. In December 2002, TIM Sul as successor to the Subsidiaries converted its SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. As a result of the conversion from concessions to authorizations, TIM Sul has subsequently been allowed to operate under the PCS regulations.

The following table sets forth the expiration date of each of TIM Sul’s PCS authorizations:

Territory	Authorization expiration date
State of Paraná	September 3, 2007
State of Santa Catarina	September 30, 2008
City of Pelotas (State of Rio Grande do Sul)	April 14, 2009

After migrating to the PCS regime, we received from Anatel authorizations to provide national and international long distance telecommunications services. The following table sets forth the expiration date of each of TIM Sul’s national and international long distance authorizations:

Territory	Authorization expiration date
State of Paraná	June 30, 2023
State of Santa Catarina	June 30, 2023
City of Pelotas (State of Rio Grande do Sul)	June 30, 2023

Our national and international long distance authorizations overlap with similar authorizations held by one of our Authorized Sister Companies. Our national and international long distance authorizations were granted by Anatel subject to a commitment that this overlap be eliminated within 18 months of July 4, 2003, the date the authorizations were granted, under penalty of forfeiture and other sanctions provided by applicable law. Accordingly, by January 4, 2005, unless a change in the regulatory framework occurs, we will relinquish our national and international long distance authorizations. See “Item 3. Risk Factors. Risks Related to Us–We will no longer offer national and international long distance services after 2004.”

Obligations of Telecommunications Companies

In November 1999, Anatel and the Brazilian cellular service providers jointly adopted a “Protocol for Mobile Cellular Service Providers” (the “Protocol”). The Protocol established additional quality of service targets and rates, which SMC operators were required to achieve by June 2001. Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel was required to examine the performance of the Brazilian telecommunications companies under the Protocol’s standards. Despite migration to SMP in December 2002, from January to June 2003, we reported to Anatel regarding, and had complied with, all quality of service indicators applicable to SMC operators. The Protocol ceased to be applicable to TIM Sul after July 2003.

Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See “—PCS Regulation.” Since December 2003, we have achieved the majority, but not all of the service of quality requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. We will continue to make efforts to meet all of our quality of service obligations under the PCS authorizations, but we can provide no assurance that we will be able to do so.

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

According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. The Subsidiaries converted their cellular concessions into PCS authorizations in December 2002, and later transferred them to TIM Sul, which is now subject to certain obligations under the PCS regulations. See “—Authorizations and Concessions.”

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may only be provided under Bands C, D and E licenses which encompass the 900 and 1800 Mhz bands and were auctioned by Anatel in 2001 and 2002. An authorization to operate in Band D in the Region was acquired by Brasil Telecom and BSE S.A. The Band C auctions were later withdrawn.

Obligations under the PCS regulations and TIM Sul’s authorizations differ from the obligations that were applicable to our Subsidiaries while operating under their concessions. For example, the obligations under the PCS regulations and TIM Sul’s authorizations include the requirement to comply with additional and more stringent service quality standards and to offer customers their choice of long distance carriers in long-distance calls on a per call basis. TIM Sul was required to comply with most of these PCS obligations beginning in September 2003. As of December 2003, we complied with the majority of PCS quality standards. See “—Obligations of Telecom Companies.” We will continue to adjust to comply with all of our obligations under the PCS regulations, but we can provide no assurances that we will be able to do so.

In addition, the PCS regulations impose a rate structure on us which is significantly different from the one applicable to operations under our cellular concessions. Under the PCS regulations, we are generally free to determine the prices charged for our services, subject to certain limitations imposed by Anatel rules and the General Telecommunications Law. TIM Sul has been subject to such new rate structure since July 2003. We have no available data indicating how this rate structure could adversely affect fee considerations and results of operations. See “— Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

According to the new PCS regulations, we are required to adjust our operating processes and agreements to such new rules, including our interconnection agreements, as well as agreements with our customers. By April 2004, substantially all of our interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

Interconnection Regulation

Telecommunications service providers are required to provide interconnection according to the “General Interconnection Rules,” adopted by Anatel through Resolução 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain limits, including a price-cap established by Anatel. For example, if a telecommunication service provider offers any party an interconnection fee below the Anatel price-cap, such telecommunications service provider must offer to provide interconnection to other parties at the same lower fee.

Long Distance Service Regulation

In connection with the PCS regulations, the Código de Seleção de Prestadora (the “CSP Program”) was introduced in July 2003. Under the CSP Program, our customers can choose their long-distance carrier on a per-call basis. Together with the other TIM companies in Brazil, we are authorized to provide national and international long distance services.

Such changes mark the introduction of a new tariff structure. Before migrating to PCS, TIM Sul had the right to charge customers directly for all long distance calls. Under the PCS system, the carrier chosen by the user has the right to charge customers directly for such calls. In such cases, if our user chooses a carrier other than TIM Sul, TIM Sul is entitled to receive interconnection charges from the chosen long distance carrier; however it will be not entitled to receive any long distance fees for long distance calls it does not carry.

In addition, we are also subject to the STFC regulations, applicable to our national and international long distance services. The STFC regulations and our long distance authorizations impose obligations on us with respect to the quality of service. Some of our STFC quality of service obligations are difficult to achieve due to, for example, our dependence on third party to perform their respective quality of service obligations. We will continue to make our best efforts in order to comply with all our obligations under our STFC authorizations and the STFC regulations, but we can provide no assurance that we will be able to do so.

Rate Regulation

Our cellular concessions, applicable to us until July 2003, provided for a price-cap mechanism by which the rates we charged customers were adjusted on an annual basis. The price cap was a maximum weighted average rate for our basket of services. The basket consisted of the services we provided through our TIM Basic plan. See “—Sources of Revenue—Network Usage Charges and Monthly Subscription Charges” for a further description of our TIM Basic plan. The price-cap was adjusted annually to reflect the rate of inflation as measured by the Índice Geral de Preços—Disponibilidade Interna (“IGP-DI”), a price index created by the Fundação Getúlio Vargas, a Brazilian economic research organization. The weighted average rate for our entire basket of services could not have exceeded the price cap, but our rates for individual services within the basket could have been raised annually above the annual change in the IGP-DI.

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel. After we set these prices, we expect that they will be adjusted annually for inflation based on the IGP-DI.

Value-Added Services and Internet Regulation

Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service supported by such value-added services. Regulations require all telecommunications service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render value-added services through their own networks. Internet access is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow us or any other interested party to offer Internet connection services through our network.

Property, Plant and Equipment

Our principal properties consist of switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. On the sites of our radio base stations, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. On December 31, 2003, we had 6 large cellular switches and 1,294 radio base stations within our Region.

We generally lease or buy the sites where our cellular telecommunications network equipment is installed. On December 31, 2003, our Subsidiaries owned approximately 80.0 thousand square meters and leased about 88.9 thousand square meters, all of which were available for installation of our equipment. Most of our leasing contracts expire in 2004, and may be renewed.

We also lease 21.2 thousand square meters and own about 2.7 thousand square meters of office space in the cities of Curitiba, Florianópolis and Pelotas, where we conduct the majority of our management activities. These leasing contracts also generally expire in 2004 and may be renewed. There are no encumbrances that may affect our utilization of our property or equipment.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

In 2003, the Brazilian cellular telecommunications sector experienced significant growth. In August of 2003, the number of cellular telephones surpassed the number of fixed telephone lines. At the end of 2003, Brazil had 46.4 million cellular phones, as compared to 33.0 million for 2002. In the area where we provide our services, the total number of cellular phones was 3.7 million, as compared to 2.9 million in 2002.

At December 31, 2003, Tele Celular Sul had 2,055,884 customers, an increase of 19% from 2002. Of these customers, 1,522,071 used our pre-paid services and 533,813 used post-paid services. We added 332,224 customers in 2003, a 277.4% increase in growth rate compared with 2002, when we added 119,747 customers.

Our net income increased by 75.0% in 2003 to R$120.8 million, compared with R$65.8 million in 2002, due to mainly the increase of total revenues and decrease of financial expenses, which resulted from the decrease in the amount of total debt, expansion of net financial revenues resulting from the remuneration of cash and cash equivalents and the gain of R$12.5 million we realized on the sale of Blah!.

Tele Celular Sul recorded net revenues of R$1.09 billion in 2003, an increase of 22% from R$896.8 million in 2002. This increase was due mainly to:

  an increase of 19% in its customer base;
  an increase in the sales of cellular handsets—in 2003, more than 750 thousand cellular handsets were sold, representing an increase of 71% from 532 thousand handsets in 2002;
  an increase of 237.0% in revenues from value added services, which grew from R$14.6 million in 2002 to R$34.6 million in 2003; and
  an increase in tariffs of an average of 7.8%.

One of the most important events for Tele Celular Sul in 2003 was our implementation of GSM technology and our migration to PCS, which was carried out without impairing the growth of our customer base or our sales.

The implementation of GSM technology accounted for 82.6% of the R$213.0 million we invested in fixed assets in 2003. As of December 31, 2003, our GSM network covered 49.6% of the population in the area where we provide services. One of our goals for 2004 is to continue to increase the coverage of our GSM network.

The transition from SMC to PCS placed us under a new regulatory regime. The rules governing SMC are significantly different from those pertaining to PCS, which came into effect in July 2003. Since that date, we have focused on meeting the requirements and quality of service benchmarks established under the new PCS regulations.

As part of the PCS regulations, Anatel implemented the Código de Seleção de Prestadora (the “CSP Program”), under which the customer may choose the long distance carrier on a per-call basis. Together with other TIM entities in Brazil, Tele Celular Sul was authorized to offer long distance services pursuant to the CSP Program.

The CSP program changes our tariff structure. Before our migration to PCS, we had the right to charge long-distance fees for all long-distance calls placed by our customers. With the introduction of the CSP Program, we lost the right to charge these fees for all of our customers’ long-distance calls, since the CSP Program allows customers to choose long distance carriers on a per-call basis.

The area in which we provide long distance services overlaps with the areas in which certain of our affiliates provide such services, which is not permitted under applicable regulations. Accordingly, by January 2005, unless a change in the regulatory framework occurs, we will relinquish our domestic and international long distance authorizations. Upon such relinquishment, we will cease receiving long distance revenues from our customers but will instead receive VU-M revenues from long distance carriers selected by our customers. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition.

The growth perspectives of Brazil and the plans of the mobile telecommunications sector in 2004 are positive, but at the same time, we face increasing competition. As of December 31, 2003 there were two other cellular telecommunications service providers competing with us in the Region. One of these competitors began operation in the fourth quarter of 2003. We expect a third competitor will enter our Region in 2004.

To meet the increasing competition, we plan to:

  take advantage of the synergies (in knowledge, corporate procedures, technology and optimization of expenses) arising from the fact that we are part of TIM;
  maintain our focus on retaining current customers and increasing the customer base;
  increase the coverage of our GSM network;
  continue our migration from TDMA to GSM technology, while following a strict strategy and controlling our expenses and costs.

The Company remains committed to customer satisfaction and the quality of services, and this commitment will continue to guide the Company’s investment decisions.

Critical Accounting Policies

Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become more complex. We base our estimates and assumptions on historical experience, industry trends or other factors that we believe to be reasonable under the circumstances. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported financial results. In order to provide an understanding about how our management has estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below. We describe our significant accounting policies, including the ones discussed below, in Note 3 to our Consolidated Financial Statements.

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See Notes 3.f and 12 to our Consolidated Financial Statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. We disclose changes in the estimated useful lives of underlying assets with a significant impact on our financial statements. Our estimates of the useful lives of assets could change in response to various factors, including the introduction of new technologies, such as GSM; however, no such changes have occurred during the three years ending December 31, 2003.

We review our long-lived assets, such as the Goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. However, asset impairment evaluations are, by nature, highly subjective. If our projections are not met, we may have to record impairment charges not previously recognized. In analyzing potential impairments, we use projections based on our view of growth rates for our business, anticipated future economic, regulatory and political conditions and changes in technology. See Notes 3.f and 12 to our Consolidated Financial Statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments. The provision for doubtful accounts for 2003 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See Note 3.c to our Consolidated Financial Statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

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

We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss in relation to such proceeding is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our legal advisors. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

Revenue Recognition and Customer Incentive Programs

Revenues are recorded when services are rendered. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed. These estimates, which are based primarily upon unbilled minutes of use, could differ from our actual experience. See Note 3.m to our Consolidated Financial Statements.

Political, Economic, Regulatory and Competitive Factors

The following discussion also should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of tariffs. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

  economic growth and income distribution in the Region and their impact on demand for telecommunications services, our ability to generate adequate cash from operations or, alternatively, the cost and availability of financing, exchange rates between Brazilian and foreign currencies,
  the growth and strength of competition,
  the regulatory environment in which we operate, and
  our ability to respond to changing telecommunication technologies.

Trend Information

Migration of Customers from Postpaid to Prepaid Plans

In May 1999, we launched our “Pronto” prepaid services plans, under which clients purchase credits toward a certain number of call minutes. In February 2000, this trend accelerated when clients using prepaid services were able to receive calls when outside of the Region, within Brazil. Clients using prepaid services made up 74% of the customer base on December 31, 2003. Management expects that the proportion of clients using prepaid services will continue to increase. See “Item 4. Information on the Company—Sources of Revenue—Network Usage Charges and Monthly Subscription Charges.”

Increased Competition

Due to the opening of the Brazilian market for cellular telecommunications services to competition in 1998 and the commencement of services under PCS authorizations in 2002, we are facing greater competition from cellular service providers. The level of competition from fixed-line service providers also is increasing, following the Federal Government’s grant, in February 1999, of a second concession to provide fixed-line telecommunications services in a region that includes the Region where we provide cellular telecommunication services. Technological changes in the telecommunications field, such as the development of GSM and mobile satellite services, are expected to introduce additional sources of competition.

We have responded to the increased competition with various measures. In 1999, we took actions to increase penetration and market share, including providing subsidies and zero-interest financing on sales of handsets and free airtime to clients. In 2000, because we changed our focus from expanding our client base to retaining our heavy-use clients, we substantially reduced the subsidies directed to the attraction of new clients, but increased the subsidies directed to customer retention and developing customer loyalty. This pattern continued in 2001, 2002 and 2003, particularly since 2002, when our business strategy has emphasized growth with profitability. We will continue to respond with similar and other measures in the future.

Our results of operations have been adversely affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. Our strongest competition has been from Global Telecom. In early 2003, Portugal Telecom and Global Telecom announced that they had entered into a joint venture that would market itself under a single brand, Vivo. We also face significant competition from Claro, controlled by América Móvil, and expect to face even greater competition when Brasil Telecom starts its cellular operations in our region. Although the size of our client base increased in absolute terms during 2003, our market share for the entire concession area decreased from 61% on December 31, 2002 to 55% on December 31, 2003 mainly due to the increase in competition in the market.

The scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See “Item 3. Key Information—Risk Factors—Risks Relating to Us—We face increasing competition, which may adversely affect our results of operations” and “Item 4. Information on the Company—Competition in the Region.”

Long Distance Revenues

While operating under the concessions, we had the right to charge VC2 and VC3 rates for all long distance calls placed by our customers. As of July 2003, the CSP Program went into effect, under which we are required to enable our customers to choose a long distance carrier on a per call basis. Consequently, we no longer have the right to charge VC2 and VC3 rates for all long distance calls made by our clients. Instead, revenues from long distance calls are received only when we are chosen as the long distance carrier for such calls. Our domestic and international long distance authorizations were granted by Anatel subject to a commitment that the ensuing geographic overlap with similar authorizations already held by one of our Brazilian affiliates be eliminated within 18 months after July 2003, the date when the authorizations were granted. Accordingly, by January 2005, unless a change in the regulatory framework occurs, we will relinquish our domestic and international long distance authorizations. Upon such relinquishment, we will cease receiving long distance revenues from our customers but will instead receive VU-M revenues from long distance carriers selected by our customers, which we will record in our financial statements as usage charges. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition.

Increased Depreciation

As a part of our plan to implement a GSM system overlay, we expect to continue to make large capital expenditures for the necessary modernization of our telecommunications equipment. As a result of these planned capital expenditures for equipment, we expect to record greater depreciation expense.

Cellular Telephone Sales

We started selling cellular telephone handsets in December 1998, both directly and through our dealer network. From May 2000 until August 2001, we did not sell cellular handsets. Instead, a third party sold cellular handsets for use on our network. During this time we did not receive revenue from these sales. In August 2001, we resumed selling cellular handsets. Our management believes that, while sales of cellular telephones may be, from time to time, a significant source of revenue, they are unlikely to become a significant source of income. See “—Results of Operations for the years ended December 31, 2001, 2002 and 2003—Statement of Income—Operating Revenues—Sales of Cellular Handsets.”

Foreign Exchange and Interest Rate Exposure

In April 1999, we began entering into hedging agreements covering payments of principal on our U.S. dollar-denominated indebtedness. Our foreign exchange hedging agreements establish a fixed rate at which we agree to purchase U.S. dollars at a future date to pay our U.S. dollar-denominated principal payment obligations, which protect us from devaluations of the real but expose us to potential losses in the event that the U.S. dollar declines in value against the real . Under these hedging arrangements, we pay an effective rate per annum of 9.48%. At December 31, 2003, we had principal outstanding in the amount of R$23.9 million on indebtedness denominated in U.S. dollars (consisting entirely of working capital loans. See Notes 15 and 29 to our Consolidated Financial Statements. During the term of our hedging agreements, we experience foreign exchange gains and lossesdue to the accounting treatment of the hedge. Such gains and losses tend to offset each other such that their sum, over the life of the hedge, tends to be close to zero.

Devaluation of the real increases the cost, expressed in reais , of some of our foreign-currency-denominated capital expenditures. Our revenues are earned almost entirely in reais , and we have no material U.S. dollar-denominated assets. Thus, we also are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge.

We are exposed to interest rate risk as a consequence of our floating rate debt. As of December 31, 2003, R$58.2 million, or 70.8%, of our interest-bearing liabilities bore interest at floating rates. See Note 15 to our Consolidated Financial Statements. Our floating-rate interest obligations are primarily at rates based on the rate for the Certificado de Depósito Interbancário, a benchmark Brazilian interest rate (“CDI”). As of December 31, 2003, we also were party to hedging arrangements under which we undertook floating-rate reais-denominated obligations in place of some of our U.S. dollar-denominated floating rate obligations in order to reduce our exposure to foreign interest rate risk. Under these financing arrangements, we paid interest in 2003 at an average effective rate per annum of 24.59%. See Notes 15 and 31.III.b to our Consolidated Financial Statements. If market interest rates (principally CDI) rise, our financing expenses will increase. However, as of December 31, 2003, we had more assets than liabilities accruing interest at variable rates, which created a natural hedge against interest rate risk. Thus, an increase in CDI would increase our financial income by more than the increase in our financial expense. Conversely, a decrease in CDI would decrease our financial income more than our financial expense, resulting in a decrease in net financial income.

Brazilian Corporate Law Accounting Method and U.S. GAAP

Our Consolidated Financial Statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See Note 31 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation of our shareholders’ equity as of December 31, 2002 and 2003, and net income for the years ended December 31, 2001, 2002 and 2003 to U.S. GAAP. Net income for 2003 is R$112.0 million under U.S. GAAP, compared with net income of R$120.8 million under the Corporate Law Method. Shareholders’ equity at December 31, 2003 was R$930.4 million under U.S. GAAP, compared to R$927.0 million under the Corporate Law Method.

The differences between the Corporate Law Method and U.S. GAAP that have the most significant effects on net income in 2003 are differences in the treatment of a pension plan provision, the reversal of the gain from the sale of our interest in Blah!, the adoption of a new accounting method for derivative instruments and hedging activities, the rules regarding depreciation and amortization of the effect of indexation of property, plant and equipment and the treatment of pre-operating expenses of our interest in Blah!. The differences between the Corporate Law Method and U.S. GAAP that have the most significant effects on shareholders’ equity in 2003 are the differences in the rules regarding depreciation and amortization, the Goodwill amortization and the deferred tax effect on the differences between the Corporate Law Method and U.S. GAAP.

Results of Operations for the Years Ended December 31, 2001, 2002 and 2003

Statement of Income

The following table sets forth certain components of our statement of income for each year in the three-year period ended December 31, 2003, as well as the percentage change from year to year.

Statement of Income Data: (1)
Brazilian Corporate Law Method	Year ended December 31, 2003			Year over year
	2001	2002	2003	2001-2002	2002-2003
	(thousands of reais)			Percentage Changes

Net operating revenue	R$ 796,879	R$ 896,824	R$ 1,087,994	12.5%	21.3%
Cost of services and goods	(406,033)	(486,383)	(576,914)	19.8	18.6
Gross profit	390,846	410,441	511,080	5.01	24.5
Operating expenses:
Selling expenses	(181,424)	(185,446)	(229,736)	2.2	23.9
General and administrative expenses	(71,909)	(83,346)	(97,752)	15.9	17.3
Other operating expense	(24,271)	(27,589)	(37,214)	13.7	34.9
Equity Investment	(1,888)	(4,288)	(4,307)	127.1	0.4

Total operating expenses	(279,492)	(300,669)	(369,009)	7.6	22.7
Operating income before interest	111,354	109,772	142,071	(1.4)	29.4
Net financial income (expense)	(41,168)	(11,832)	38,069	(71.3)	—
Net non-operating income (expense)	10	(127)	12,842	—	—
Income before taxes and minority interests	70,196	97,813	192,982	39.3	97.3
Income and social contribution tax benefit (expense)	672	(19,473)	(42,423)	—	117.9
Minority interests	(10,979)	(12,566)	(29,757)	14.5	136.8
Net income	R$ 59,889	R$ 65,774	R$ 120,802	9.8%	83.7%

(1)	Columns may not add due to rounding.

Net income

Net income in 2003 was R$120.8 million, representing an increase of 83.7% from R$65.8 million in 2002, due mainly to the increase of total revenues and decrease of financial expenses, which resulted from the decrease in the amount of total debt, expansion of net financial revenues resulting from interest earned on investments of cash and cash equivalents and the gain of R$12.5 million we realized on the sale of Blah!.

Operating revenues

Our operating revenues consist of

  usage charges, which include measured service charges for outgoing calls and roaming charges, long distance charges;
  value-added services;
  site sharing and infrastructure revenues that we charge to other telecommunications service providers.
  monthly subscription charges,
  interconnection charges, which are amounts we charge to other cellular and fixed-line service providers for use of our network, other service revenues, including charges for call forwarding and call blocking; and
  proceeds from the sale of cellular telephones and accessories.

The composition of operating revenues by category of service is presented in Note 22 to our Consolidated Financial Statements and discussed below. We do not determine net operating revenues or allocate cost by category of service. The following table sets forth certain components of our operating revenues for each year in the three-year period ended December 31, 2003 as well as the percentage change from year to year.

Statement of Income Data: (1)
Brazilian Corporate Law Method	Year ended December 31,			Year over year
	2001	2002	2003	2001-2002	2002-2003
	(thousands of reais)			Percentage Changes

Usage charges	R$ 447,071	R$ 409,766	R$ 444,896	(8.3)%	8.6%
Long distance charges	–	–	39,330	–	–
Value added services	7,286	14,574	34,622	100.0	137.6
Site sharing revenues	6,240	8,147	12,268	30.6	50.6
Monthly subscription charges	178,275	197,307	224,178	10.7	13.6
Interconnection charges	306,811	341,496	397,106	11.3	16.3
Other service revenues	87	5,339	6,783	–	27.0

Gross operating revenues from services	945,770	976,629	1,159,183	3.3	18.7
Value-added and other taxes relating to services	(172,890)	(194,131)	(239,806)	12.3	23.5
Discounts on services	(67,075)	(27,937)	(36,610)	58.4	31.0

Net operating revenues from services	705,805	754,561	882,767	6.9	17.0

Sales of cellular handsets and accessories	116,026	174,879	255,717	50.7	46.2
Value-added and other taxes on handset sales	(14,288)	(20,592)	(26,313)	44.1	27.8
Discounts on handset sales	(10,664)	(12,024)	(24,177)	12.8	101.1

Net operating revenues from sales of cellular handsets and accessories	91,074	142,263	205,227	56.2	44.3
Total net operating revenues	R$ 796,879	R$ 896,824	R$ 1,087,994	12.5%	21.3%

(1)	Columns may not add due to rounding.

Our net operating revenues increased 21.3% to R$1,088.0 million in 2003, after increasing by 12.5% to R$896.8 million in 2002. The growth in revenues in both years resulted principally from:

  an increase in the size of our customer base;

  increase in the sale of cellular telephone handsets;

  increase in value added services; and

  tariff increases.

In 2003, our average number of customers, calculated as the simple mean of monthly averages, increased 13.6% to 1,889,772 customers, compared to 1,663,786 customers in 2002, which represented an increase of 10.2% from 1,510,198 customers in 2001. Our average number of customers using pre-paid services in 2003 was 1,368,557, representing a 23.7% increase from 1,106,682 in 2002, which in turn represented an increase of 33.6% from 828,663 customers in 2001.

Average monthly revenue per customer increased 5.3% to R$40 in 2003, compared to R$38 in 2002, which represented a decrease of 13.3% from 2001, when the average was R$45. The increase in 2003 was due principally to an increase in corporate-sector sales, which sales represented 46% of the total of the post-paid plan sales, improvement in the quality of the post-paid customer base through the implementation of rigid collection procedures, expansion of value-added services revenues and increased tariffs. The decrease in 2002 resulted principally from the increase in the number of customers using our pre-paid plans, which results in lower average revenue per customer, and a revision in our post-paid plans, which produced lower average usage charge revenues per post-paid plan customer, partially offset by higher average monthly subscription charge revenues per post-paid plan customer.

Usage charges

Revenues from usage charges increased to R$444.9 million in 2003, an 8.6% increase compared to R$409.8 million in 2002, which represented an 8.3% decrease from R$447.1 million in 2001. The increase in 2003 resulted primarily from an expansion of our client base and an increase in tariffs, which was partially offset by the effects on usage charges of the alteration of our rate structure under the new CSP Program billing rules introduced in July 2003, as a result of which we no longer receive revenues for “VC2” and “VC3” calls. Revenues collected for long-distance calls, which begin in July 2003, are accounted for in the “Long distances charges” line. The decrease in 2002 was due mainly to the migration of customers to our new service plans with a higher number of free minutes per plan, thus lowering the amount of usage minutes. We expect not to offer long distance services beginning in January 2005. See —Long distance charges.” However, we receive revenues, in the form of VU-M fees (which are recorded as usage charges) for each long distance call originating on our network for which we are not the long distance carrier. Accordingly, we expect to experience an increase in usage charges in the form of increased VU-M fees after we discontinue offering long distance services in early 2005.

The volume of outgoing minutes used by our customers in 2003 was 981.9 million, representing a 28.1% increase from 766.7 million in 2002, which in turn represented a 15.4% decrease from 906.1 million in 2001. In 2003, we had 1,172.4 million incoming minutes, representing a 13.4% decrease from 1,353.8 million minutes in 2002.

The total average monthly minutes of billed use per customer (“MOU”) over the three-year period ending December 31, 2003 was as shown in the following table:

	Year Ended December 31,
	2001	2002	2003

Average incoming MOU during the year (1)	65.0	59.7	51.7
Average outgoing MOU during the year (1)	50.0	38.4	43.3
Average total MOU during the year (1)	115.0	98.1	95.0

(1)	Calculated based on monthly averages, including free MOU in connection with the following service plans: TIM 30, TIM 50, TIM 100, and TIM 200.

We believe the decrease in the average MOU during the three-year period ending December 31, 2003 mainly was due to the increase in the number of customers served through our pre-paid plans. Customers using our pre-paid plans have a lower average MOU than customers using our post-paid plans. We believe that the higher usage levels by customers using post-paid plans results from customer loyalty programs, segmented customer retention policies, the launching of new service plans and improvements in TIM Business, a unit that specializes in the development of communications solutions for corporate customers.

Long distance charges

While operating under the concessions, we had the right to charge VC2 and VC3 rates for all long distance calls placed by our customers. As of July 2003, the CSP Program went into effect, under which we are required to enable our customers to choose a long distance carrier on a per call basis. Consequently, we no longer have the right to charge VC2 and VC3 rates for all long distance calls made by our clients. Instead, revenues from long-distance calls are received only when we are chosen as the long distance carrier for such calls. In 2003, our revenues from long distance charges under the CSP Program were R$39.3 million . Our domestic and international long distance authorizations were granted by Anatel subject to a commitment that the ensuing geographic overlap with similar authorizations already held by one of our Brazilian affiliates be eliminated within 18 months after July 2003, the date when the authorizations were granted. Accordingly, by January 2005, unless a change in the regulatory framework occurs, we will relinquish our domestic and international long distance authorizations. Upon such relinquishment, we will cease receiving long distance revenues from our customers but will instead receive VU-M revenues from long distance carriers selected by our customers, which we will record in our financial statements as usage charges. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition..

Value added services

Value added services include short messaging services, multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services, chats, among others. Value added service revenues increased 137.6% to R$34.6 million in 2003 from R$14.6 million in 2002, which in turn represented a 100.0% increase from R$7.3 million in 2001. The increase in both years resulted primarily from the growth of such services. In 2003, we registered 149 million billed messages, representing a 156% increase over 2002.

Site sharing revenues

To avoid unnecessary duplication of networks and infrastructures, Anatel permits telecommunications service providers to use other providers’ networks, for a fee, as secondary support in providing telecommunications services. Consistent with this regulatory approach, we have allowed other telecommunications service providers in the Region to use our infrastructure, resulting in our receipt of site sharing revenues, which increased 50.6% to R$12.3 million in 2003, after increasing by 30.6% to R$8.1 million in 2002. The increase in both periods reflects increased sharing of infrastructure with third parties.

Monthly subscription charges

Revenues from monthly subscription charges increased 13.6% in 2003 to R$224.2 million, compared to R$197.3 million in 2002, which amounted to an increase of 10.7% from R$178.3 million in 2001. In 2003, the increase was due primarily to tariffs increases and increases in the corporate customer base for which average monthly plan rates are higher than for individual plans. The increase in revenues derived from monthly subscription charges in 2002 was principally due to the launch of a new group of service plans, each of which included a monthly subscription charge, as well as an average 7.8% rate increase which took effect in February 2002.

	Year ended December 31,
	2001	2002	2003

Average number of customers using post- paid plans (1)	681,535	557,104	521,215
Average number of customers using pre- paid plans (1)	828,663	1,106,682	1,368,557
Total number of customers (1)	1,510,198	1,663,786	1,889,772

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

Interconnection charges

Interconnection revenues increased 16.3% to R$397.1 million in 2003 from R$341.5 million in 2002, which in turn represented a 11.3% increase from R$306.8 million in 2001. The increase in both years resulted primarily from:

  increases in our customer base; and

  increases in interconnection rates.

The increase in 2003 was partially offset by the new usage rate structure introduced for billing interconnection charges between mobile carriers that was introduced as part of the PCS regulations. See “Item 4. Information on the Company— Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

Other service revenues

Revenues from other services principally include revenues from account transfers;

  changing numbers;

  charges that a customer pays when migrating from post-paid to pre-paid plans;

  lease of cellular handsets; and

  credits due.

Revenues from other services increased 27% to R$6.8 million in 2003 from R$5.3 million in 2002, which in turn represented a 6,036% increase from R$87 thousand in 2001. The increase over the three year period was mainly caused by an increase in revenues from services allowing customers to shift from post-paid to pre-paid plans, the growth of the customer base and an increase in lease of cellular handsets.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 28% in the Region. ICMS is also the principal tax on sales of handsets, which is imposed at a rate of 17% in the Region. See “Item 4. Information on the Company—Sources of Revenues—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and at combined rates of 4.65% on cellular telephone handset sales. The 14.7% increase in tax costs in 2002 was due to the increases in revenues from services and sales of handsets and an increase in the ICMS tax rate from 25% to 27% in the State of Paraná, which went into effect in January 1, 2002. The 36.2% increase in tax costs in 2003 resulted from the increase in operating revenue from services and the increased sales of handsets.

Discounts

We treat discounts in the form of free minutes and discounts on handset sales as deductions from gross revenue. Discounts amounted to R$60.8 million in 2003, representing a 52.1% increase from R$40.0 million in 2002, which represented a decrease of 48.6% from R$77.7 million in 2001. The increase in 2003 was due to the customer loyalty program we implemented in response to increased competition. The decrease in discounts provided to customers in 2002 resulted mainly from a reduction of competitive pressure to offer discounts during the year.

Sales of cellular handsets and accessories

Sales of cellular handsets in 2003 increased 46.2% to R$255.7 million from R$174.9 million in 2002, which in turn represented an increase of 50.7% from R$116.0 million in 2001. In 2003, more than 750 thousand handsets were sold, representing a 71% increase from 532 thousand in 2002. The increase in sales of cellular handsets in 2002 was due principally to the full-year effect of the resumption of direct sales to our authorized dealers, which we had suspended from May 2000 to August 2001.

Costs of services and goods

Cost of services and goods increased by 18.6% and 19.8% in 2003 and 2002, respectively. The increase in 2003 was due primarily to a 37.8% increase in cellular handset costs, a 51.8% increase in materials and services expenses, a 19.0% increase in circuit leasing and related expenses and a 6.6% increase in interconnection expenses. The increase in 2002 was mainly due to a 44.0% increase in cellular handset costs, a 9.5% increase in depreciation expenses, a 12.3% increase in interconnection expenses and a 40.7% increase in materials and services expenses. The following table sets forth the composition of costs of services and sales of cellular handsets for each year in the three-year period ended December 31, 2003, as well as the percentage change from year to year:

Statement of Income Data: (1)
Brazilian Corporate Law Method	Year ended December 31,			Year over year
	2001	2002	2003	2001-2002	2002-2003
	(in thousands of reais)			Percentage Changes

Depreciation and amortization	R$ 150,121	R$ 164,362	R$ 169,453	9.5	3.1
Interconnection expenses	80,187	90,066	96,025	12.3	6.6
Circuit leasing and related expenses	41,574	43,147	51,332	3.8	19.0
Materials and services	12,365	17,392	26,409	40.7	51.8
Personnel	8,724	8,965	10,110	2.8	12.8
FISTEL tax and other	1,139	1,254	1,522	10.1	21.4
Total cost of services	294,110	325,186	354,851	10.6	9.1
Cost of handsets and accessories sold	111,923	161,197	222,063	44.0	37.8

Total costs of services and goods	R$ 406,033	R$ 486,383	R$ 576,914	19.8	18.6

(1)	Columns may not add due to rounding.

Depreciation and amortization

Depreciation and amortization expenses increased 3.1% to R$169.5 million in 2003, compared to R$164.4 million in 2002, which in turn represented an increase of 9.5% from R$150.1 million in 2001. The increases throughout the three-year period resulted mainly from increases in the amount of our depreciable assets, as a result of investments made relating to the expansion and modernization of our network. During 2001 and 2002, we increased the number of our base stations from 754 to 795, all operating under digital technology. In 2003, we increased the total number of base stations to 1,294 of which 806 serviced our TDMA network and 488 were used for our GSM network. We can expect our depreciation expense to increase in the future as depreciation of our new GSM investments increases. See Notes 3.f and 12 to our Consolidated Financial Statements.

Interconnection expenses

Interconnection expenses consist of amounts paid to fixed-line and other cellular service providers for completion on their networks of calls originating on our network. Interconnection costs increased 6.6% to R$96.0 million in 2003 from R$90.1 million in 2002, which in turn represented a 12.3% increase from R$80.2 million in 2001.

The increase in 2003, which resulted principally from the increase in our customer base and increased tariffs, was partially offset by the effects of the new CSP Program billing rules introduced in July 2003, under which an operator is obligated to pay another operator for interconnection services only when the first operator’s relative share of the total interconnection minutes rendered between the two operators falls below 45% of the total of such minutes in any given month. See “Item 4. Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.” The increase in 2002 resulted principally from the increase in the size of our customer base, which led to a higher volume of calls originating from our network and completed on the networks of other telecommunications service providers.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to Brasil Telecom and Embratel for use of circuits interconnecting our radio base stations and switching centers and connecting our network to the networks of Brasil Telecom and Embratel. Such expenses increased 19.0% to R$51.3 million in 2003 from R$43.1 million in 2002, which represented a 3.8% increase from R$41.6 million in 2001. The increase in 2003 resulted primarily from increases in the number of lines leased and the prices we paid for them. The increase in leased line and radio site costs in 2002 was primarily due to an expansion of the network, which resulted in a 5.4% increase in the number of radio base stations.

Materials and services

Third-party services and materials costs amounted to R$26.4 million in 2003, a 51.8% increase from R$17.4 million in 2002, which in turn reflected a 40.7% increase from R$12.4 million in 2001. The increase in 2003 resulted principally from an increase in the number of sites used to support our network and an increase in service costs on equipment the warranties on which had expired. The increase in cost of third-party services and materials in 2002 resulted principally from the increase in costs in reais of dollar-denominated maintenance agreements as a result of the devaluation of the real during the year and the incurrence for the first time of maintenance fees for services previously provided under product warranties.

Personnel

Personnel costs increased 12.8% to R$10.1 million in 2003 from R$ 9.0 million in 2002, which represented a 2.8% increase from R$8.7 million in 2001. The increases in both 2003 and 2002 were mainly due to a salary adjustment in accordance with a collective-bargaining agreement with our labor union and were partially offset in 2003 by a reduction in the size of our workforce.

FISTEL tax and other

FISTEL tax and other costs increased 21.4% to R$1.5 million in 2003 from R$1.3 million in 2002, which in turn represented a 10.1% increase from R$1.1 million in 2001. Part of the FISTEL tax we pay consists of a charge for the installation of new stations and a fee (equal to 50% of the new installation fee) for the maintenance of existing stations. FISTEL tax expense in 2003 and 2002 consisted principally of fees charged for the maintenance of existing stations, and the amount recorded in this line item remained stable as compared to the prior year. FISTEL costs may increase in the future due to the expansion of the GSM network. See “Item 4. Information on the Company—Sources of Revenue—Taxes on Telecommunications Goods and Services.” We also incur FISTEL tax expenses on the handsets we sell. See “—Operating expenses—Selling expenses.”

Costs of handsets and accessories sold

The cost of cellular handsets and accessories sold in 2003 was R$222.1 million, representing a 37.8% increase from R$161.2 million in 2002, which in turn represented an increase of 44.0% from R$111.9 million in 2001. From May 2000 to August 2001, we did not sell cellular handsets to authorized dealers and we significantly decreased our purchase of cellular handsets during the period. Beginning in August 2001, we resumed direct sales of handsets to our authorized dealers. The increase in 2003 resulted primarily from increased volume of sales. The increase in the cost of cellular handsets in 2002 was due principally to the full-year effect of resumed sales to our authorized dealers.

Gross profit margins

The following table sets forth our gross profits for each of the years in the three-year period ended December 31, 2003.

Statement of Income Data: (1)	Year ended December 31,			% Change
Brazilian Corporate Law Method	2001	2002	2003	2001-2002	2002-2003
	(thousands of reais) (1)

Net operating revenues from services	705,805	754,561	882,767	6.9	17.0
Cost of services	(294,110)	(325,186)	(354,851)	10.6	9.1
Gross profit from services	411,695	429,375	527,916	4.3	22.9

Net operating revenues from sales of cellular handsets and accessories	91,074	142,263	205,227	56.2	44.3
Cost of goods	(111,923)	(161,197)	(222,063)	44.0	37.8
Gross loss from sales of cellular handsets and accessories	(20,849)	(18,934)	(16,836)	(9.2)	(11.1)
Gross profit	390,846	410,441	511,080	5.0	24.5

(1)	Columns may not add due to rounding.

Our gross profit margin (gross profit as a percentage of net revenues) from services decreased from 58.3% in 2001 to 56.9% in 2002 and increased to 59.8% in 2003. The increase in gross profit margin on services in 2003 resulted primarily from the increase of revenues, mainly from value added services and long distance charges while costs, particularly depreciation and amortization, increased more slowly. The decrease in gross profit margin in 2002 was due principally to an increase in costs, mainly interconnection expenses and materials and services.

Our negative gross margin for sales of cellular handsets and accessories decreased from 22.9% in 2001 to 13.3% in 2002 and to 8.2% in 2003. We engage in sales of handsets, often with special promotions at particular times of the year, to increase the number of customers and generate demand for our services. The decrease in negative gross margin in 2002 and 2003 was due primarily to a reduction in subsidies on a greater total volume of sales.

Our overall gross profit margin decreased from 49.0% in 2001 to 45.8% in 2002 and increased to 47.0% in 2003. The decrease in overall gross profit margin in 2002 was due primarily to the decrease in gross profit margin for services, which was partially offset by a reduction in gross loss margin on handset sales. The increase in overall gross profit margin in 2003 resulted from the increase in gross profit margin on services and secondarily from a further reduction of our gross loss margin on handset sales.

Operating expenses

The following table sets forth our operating expenses, as well as the percentage change from year to year of each component, for the three-year period ended December 31, 2003.

Statement of Income Data: (1)	Year ended December 31,			Year over year
Brazilian Corporate Law Method	2001	2002	2003	2001-2002	2002-2003
	(in thousands of reais)			Percentage Changes
Operating expenses:
Selling expenses	R$ (181,424)	R$ (185,446)	R$ (229,736)	2.2%	23.9%
General and administrative expenses	(71,909)	(83,346)	(97,752)	15.9	17.3
Other operating expenses, net	(24,271)	(27,589)	(37,214)	13.7	34.9
Loss on equity investment	(1,888)	(4,288)	(4,307)	127.0	0.4

Total operating expenses	R$ (279,492)	R$ (300,669)	R$ (369,009)	7.6%	22.7%

(1)	Columns may not add due to rounding.

Our total operating expenses increased 22.7% to R$369.0 million in 2003 from R$300.7 million in 2002, which in turn represented a 7.6% increase from R$279.4 million in 2001. The increase in both periods resulted from increases in each category of operating expenses, led in 2003 by selling and general and administrative expenses and in 2002 by general and administrative expenses.

Selling expenses

Selling expenses increased 23.9% to R$229.7 million in 2003 from R$185.4 million in 2002, which in turn represented a 2.2% increase from R$181.4 million in 2001. The increase in 2003 resulted principally from increases in the amount of commission and FISTEL tax on handsets paid as a result of the greater number of handsets sold and in advertising costs. The increase in selling expenses in 2002 was mainly due to higher amounts of allowances for doubtful accounts in 2002, compared to amounts we recorded in 2001, and was partially offset by a decrease in costs of third-party services resulting from lower advertising costs. See Note 24 to our Consolidated Financial Statements.

Provisions for doubtful accounts decreased 2.3% to R$30.0 million in 2003, from R$30.7 million in 2002, which in turn represented a 67.8% increase from R$18.3 million in 2001. The increase in 2002 when compared to 2001 is related to the significant effect of our collection efforts during 2001 to recover past-due accounts, including strengthening our collections practices and making efforts to reach settlements on outstanding past-due amounts, as a result of which our provision for doubtful accounts (which is recorded in our financial statements net of recoveries) was offset by large recoveries. Our collection efforts continued in 2002 and 2003, nonetheless, the amount of our provision in these years increased compared to 2001 by virtue of not being offset by large recoveries.

General and administrative expenses

General and administrative expenses increased 17.3% to R$97.8 million in 2003 from R$83.3 million in 2002, which in turn represented a 15.9% increase from R$71.9 million in 2001. The increase in 2003 resulted primarily from increased costs of maintaining equipment on which product warranties have expired, extraordinary expenses related to our implementation of SMP technologies and an increase in depreciation and amortization allocated to our investments in equipment. The increase in general and administrative expenses in 2002 resulted mainly from an increase in information technology expenses relating to depreciation and amortization of administrative information systems. In 2002, in accordance with a new CVM rule, we began classifying employees’ profit sharing expense as general and administrative expense instead of as a separate line item below operating income before interest. Data for 2001 have been restated for consistent presentation.

Other operating expense, net

Other net operating expenses increased 34.9% to R$37.2 million in 2003 from R$27.6 million in 2002, which in turn represented a 13.7% increase from R$24.3 million in 2001. The increase in both periods resulted primarily from an increase in expenses related to PIS and COFINS over interest on shareholders’ equity and from an aggregate decrease in various categories of other operating income. See Note 26 to our Consolidated Financial Statements.

Loss on equity investment

We record losses on our equity investment in Blah! in this line, which amounted to R$4.3 million in 2003 and 2002 and R$1.9 million in 2001. In view of our sale of our interest in Blah! In 2003, we expect amounts recorded in this line item to decrease materially in future years.

Net financial income (expense)

We had net financial income of R$38.1 million in 2003. We had R$11.8 million net financial expense in 2002, which in turn represented a 71.4% decrease from R$41.2 million net financial expense in 2001.

The net financial income recorded in 2003 resulted primarily from a 33.3% decline in interest expense and an 87.3% decrease in foreign exchange losses recorded in connection with our hedging arrangements. These decreases in expense resulted principally from reductions of the average outstanding principal amount of our indebtedness and were partially offset by a 7.9% decrease in interest income, which resulted from a decrease in the average amount of cash resources available to us for investment.

The decrease in net financial expense in 2002 resulted from a 187.8% increase in financial income, which was partially offset by an 18.2% increase in financial expenses and a 30.9% increase in foreign exchange losses recorded in connection with our hedging arrangements. The increase in interest income resulted principally from increased cash resources available to us for investment, while interest expense arose principally from the interest expense in connection with a direct financing facility with the Export-Import Bank of the United States (“Eximbank”), certain loans from the Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”) and the debentures we issued.

Although we recorded net foreign exchange losses of R$4.7 million, R$10.6 million and R$8.1 million in 2003, 2002 and 2001, respectively, these losses were completely offset by equal equivalent net gains from our hedging arrangements recorded as interest income.

A substantial portion of our capital expenditures were financed through loans and financings, which had principal amounts outstanding of R$82.2 million, R$321.1 million and R$334.4 million on December 31, 2003, 2002 and 2001, respectively. See “Item 4. Information on the Company—Capital Expenditures.”

Net non-operating income (expense)

Net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets and write-offs of fixed assets. We had net non-operating income of R$12.8 million in 2003, compared to net non-operating expense of R$127 thousand and net non-operating income of R$10 thousand in 2002 and 2001 respectively. Our net non-operating income in 2003 resulted primarily from the gain realized on the sale of our interest in Blah!, while our net non-operating expense in 2002 was due primarily to sales of assets below cost.

Income and social contribution taxes

In 2003, we recorded income and social contribution tax expense in the amount of R$42.4 million and R$19.5 million in 2003 and 2002, respectively, due mainly to increases in pre-tax income. The increase in 2003 resulted principally from the increase in our pretax income. We recorded income and social contribution tax benefit of R$0.7 million in 2001. Such gain resulted primarily from tax benefits related to the deductibility of interest on shareholders’ equity and the reversal of the provision for maintenance of shareholders’ equity. See Note 28 to our Consolidated Financial Statements.

Minority interests

Minority interests reflect the participation of minority shareholders in TIM Sul’s net income or loss, as the case may be. In November 2002, we restructured the Subsidiaries. As a result of this restructuring both Telesc Celular and CTMR Celular merged into TIM Sul, and were no longer direct subsidiaries of the Holding Company. Telesc Celular’s and CTMR Celular’s shareholders became shareholders of TIM Sul. Minority interest participation in the net income of TIM Sul was R$29.8 million in 2003 and R$12.6 million in 2002. Minority interest participation in the net income of the Subsidiaries was R$11.0 million in 2001. See Note 3.r to our Consolidated Financial Statements.

Liquidity and Capital Resources

Tele Celular Sul’s principal assets are the shares of TIM Sul. Tele Celular Sul relies almost exclusively on dividends from TIM Sul to meet its needs for cash, including for the payment of dividends to its shareholders. Tele Celular Sul controls the payment of dividends by TIM Sul, subject to limitations set forth by Brazilian law. These limitations do not materially restrict the ability of TIM Sul to distribute dividends of income and reserves to Tele Celular Sul.

We expect to fund our capital expenditures and distributions to our shareholders in 2004 with cash from operating and investing activities. The significant reduction in 2003 of outstanding debt reduces the demands on our cash from operations to service debt. Our management expects cash from operations to be sufficient to satisfy our liquidity requirements. In the event that cash from such sources were to fall short of our expectations, we would seek to compensate for such shortfall through a combination of financing and reduction of both capital expenditures and distributions to shareholders. Distributions to our shareholders, however, cannot fall below minimum thresholds required by Brazilian Corporate Law. See “Item 8. Financial Information—Dividend Policy.”

Our Sources and Uses of Funds

Sources of funds

Cash from operations

We generated cash flows from operating activities in the amounts of R$352.3 million, R$431.3 million and R$249.6 million in 2003, 2002 and 2001, respectively. At December 31, 2003, we had working capital of R$334.3 million, compared with working capital of R$221.7 million at December 31, 2002.

Financial Contracts

We and our Subsidiaries are parties to the following material financial contracts:

  Credit Agreement, dated as of December 3, 1999, among TIM Sul, as borrower, Tele Celular Sul, as guarantor, and Export-Import Bank of the United States, as lender, in the principal amount of R$22.3 million outstanding as of December 31, 2003. Our payments of principal and interest under this agreement are subject to currency exchange rate fluctuations and bear interest at a rate of 7.03% per annum; and
  Credit Agreement, dated as of December 22, 2000, among BNDES, TIM Sul, as borrower, and Tele Celular Sul, as guarantor, in the principal amount of R$58.2 million outstanding as of December 31, 2003. Under this loan, R$39.5 million of the total principal amount bears interest at a variable rate of 4% plus the long term interest rate (“TJLP”), which was 11.0% per annum on December 31, 2003. The remaining R$18.7 million of principal is adjusted according to a “BNDES currency basket,” consisting mainly of the U.S. dollar. On December 31, 2003, the outstanding amount under this credit agreement, including accrued interest, was R$58.2 million.
  On November 9, 2000, we issued nonconvertible debentures in the principal amount of R$200.0 million at a variable interest rate equal to 102.7% of the inter-bank certificate of deposit rate (“CDI”), which equaled an average effective rate of 19.1% per annum for the year ended December 31, 2002. The debentures were repaid in full at maturity on October 2, 2003.

See Notes 15 and 16 to our Consolidated Financial Statements for a further description of such financing agreements. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” for a discussion regarding our exposure to foreign currency fluctuations and our hedging activities.

On December 31, 2003, we had R$82.2 million outstanding in loans, financings and debentures, compared to R$321.1 million on December 31, 2002 and R$334.4 million on December 31, 2001.

Uses of funds

Principal uses of funds during the three-year period ended December 31, 2003, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets for the years ended December 2003, 2002 and 2001 totaled R$213.0 million, R$68.7 million and R$158.4 million, respectively. Dividend payments to Tele Celular Sul shareholders and subsidiary minority interest during the years ended December 31, 2003, 2002 and 2001 totaled R$29.7 million, R$22.1 million and R$12.0 million, respectively. Funds used for loan payments for the years ended December 31, 2003, 2002 and 2001 totaled, respectively, R$246.9 million, R$47.6 million and R$36.3 million.

Investments in Fixed Assets

Our capital expenditures in 2003 related primarily to implementation of our GSM network, on which we expended a total of R$175.9 million. In 2002 and 2001, capital expenditures related primarily to:

  expanding network capacity, coverage and digitalization;
  developing new operational systems to meet customers’ demands; and
  creating the Blah! internet portal.

The following table contains a breakdown of our investments in fixed assets for the fiscal years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
Capital Expenditures Categories(1)	2001	2002	2003

	(in millions of reais)

Telecommunications equipment	R$ 83.2	R$ 34.5	R$ 146.1
Network construction	20.2	1.4	4.9
Information technology	25.9	22.2	35.6
PCS License	--	--	17.6

Others	29.1	10.6	8.8

Total capital expenditures	R$ 158.4	R$ 68.7	R$ 213.0

(1)	Columns may not add due to rounding.

Our management has approved planned capital expenditures in 2004 in the total amount of R$309.4 million. Most of the planned 2004 capital expenditures relate to the implementation of the GSM overlay. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures.” At December 31, 2003, we did not have material capital expenditure commitments.

Dividends

We are required to distribute 25% of our adjusted net income to our shareholders either as dividends or as tax-deductible interest on shareholders’ equity. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to the higher of: (i) 6% of our capital (“capital social”) divided by the total number of ordinary and preferred shares, and (ii) 3% of the net shareholders’ equity (“patrimônio líquido”), according to the most recent financial statements approved by the shareholders. See Note 21 to our Consolidated Financial Statements. TIM Sul is also subject to mandatory distribution requirements and is accordingly required to pay dividends to its shareholders, which include in addition to Tele Celular Sul, TIM Sul’s minority shareholders.

The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by Tele Celular Sul to its shareholders during the fiscal years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
Distribution	2001	2002	2003

	(in millions of reais)

Dividends	R$ 0.8	R$ 11.8	R$ 8.7
Interest on Shareholders’ Equity	17.7	14.4	21.0

Total Distributions	R$ 12.0	R$ 22.1	R$ 29.7

Tele Celular Sul common shareholders approved on April 23, 2004 the distribution of a total of R$39.1 million, to its shareholders in respect of 2003 income, as dividends and interest on shareholders’ equity. The amount distributed net of taxes was R$37.3 million.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table represents our contractual obligations and commercial commitments as of December 31, 2003:

Payments due by Period (in thousands of reais)

		Less than	1-3	4-5	More than
	Total	1 year	years	years	5 years

Contractual obligations(1)
Long-term debt	R$ 82.2	R$ 42.8	R$ 39.4	--	--
Total contractual cash obligations	R$ 82.2	R$ 42.8	R$ 39.4	--	--

(1)

Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations.

See Notes 15 and 16 to our Consolidated Financial Statements.

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan (the “Telebrás Pension Plan”) that covered the employees of the Telebrás System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup. We are contingently liable, jointly and severally with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan (the “PBS-TSU Plan”) that covers only those former employees of Telebrás who continued to be employed by us after December 1999. We are also contingently liable for the unfunded obligations of the PBS-TSU Plan with respect to our employees participating in this plan. See Notes 20 and 31.III.a to our Consolidated Financial Statements.

In November 2002, we created a separate defined contribution plan (the “TIMPREV Pension Plan”). Migration to this plan was optional for employees linked to the PBS-TSU Plan. Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS-TSU Plan. We are also contingently liable for the unfounded obligations of the TIMPREV Pension Plan with respect to our employees participating in this plan. See Notes 20 and 31.III.a to our Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Board of Directors

The Holding Company is administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors is comprised of three members serving for terms of three years each.

Our directors’ duties and responsibilities are set forth by Brazilian law, our Estatutos Sociais (“by-laws”) and our Política de Divulgação de Informações, as determined by CVM Instrução n. 358. All decisions taken by our board of directors are registered in the books of the Board of Directors’ meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings when discretionarily called by the chair, or two directors. The chair of the Board of Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee or a compensation committee.

Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy, issued by the Company.

The following are the current members of the Board of Directors and their respective positions.

Name	Position	Date Assumed Office

Mario Cesar Pereira de Araújo	Chairman	May 3, 2004
Isaac Selim Sutton	Director	May 3, 2004
Franco Bertone	Director	May 3, 2004

The current members were elected to their respective offices at the Annual Shareholders’ Meeting in 2004. They are scheduled to be reelected or replaced at the Annual Shareholders’ Meeting in 2007. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Mario Cesar Pereira de Araujo, 56 years old, has been a member of our Board of Directors and the Chairman of our Board since March 2003. He holds a degree in electrical engineering from Universidade Federal do Rio de Janeiro – UFRJ. Mr. Araujo has been Chief Executive Officer of TIM Brasil Serviços e Participações S.A. and TIM Celular S.A. since February 2003 and Chief Executive Officer and Technology Officer of Tele Nordeste Celular since April 2003. Additionally, he has been Chairman of the Board of Directors of Tele Nordeste Celular, Telpa Celular S.A., Telepisa Celular S.A., Teleceará Celular S.A. and Telasa Celular S.A. since May 2003. From 1999 to 2002, he served as Chief Executive Officer of Norte Brasil Telecom. From 1998 to 1999, he served as Chief Executive Officer of Tele Centro Oeste Celular. From 1997 to 1998, he served as a Manager of Services in the areas of paging, trunking and Internet services at Splice do Brasil S.A. From 1977 to 1997, he worked at Embratel as a Manager of Data Communications, an Assistant to the Director of Engineering and as a Manager of the Department of Corporate Clients. From 1973 to 1977, he worked in the data and text communications department of Telerj.

Isaac Selim Sutton, 43 years old, has been a member of our Board of Directors since April 2004. He holds a degree in economics from Unversidade de São Paulo – USP. Mr. Sutton is also an officer for Grupo Safra since 1994 and has been a member of the Board of Directors of other Brazilian companies such as Aracruz, Telemig, Celma and Gevisa. Mr. Sutton was also a member of our Fiscal Committee and the Fiscal Committee of Tele Nordeste Celular.

Franco Bertone, 51 years old, has been a member of our Board of Directors since December 2002. Mr. Bertone holds a degree in electronic engineering. Mr. Bertone is Shareholders’ Relations Director for Telecom Italia Latin America. In 2001 and 2002, Mr. Bertone was the Director of International Operations for Telecom Italia Latin America and the Vice-President of Telecom Argentina. From 1997 to 2000, Mr. Bertone was the Chairman and Chief Executive Officer of Entel-Bolivia. From 1992 to 1997, Mr. Bertone was the Chief Executive Officer of Sirti Limited–UK and Sirti Limited Corp. –USA. From 1986 to 1991, Mr. Bertone was the Director of Systems at Sirti-Milano. From 1983 to 1985, Mr. Bertone was the Program Manager of the Sirti-Ericsson-Philips joint venture in Saudi Arabia.

Tele Celular Sul does not have contracts with its directors providing benefits upon termination of their appointments.

Board of Executive Officers

The Board of Executive Officers consists of three members, holding five positions (four offices and the president). All of the Officers are elected by the Board of Directors for terms of three years each. An Executive Officer may be removed from office at any time.

The following are the current members of the Board of Executive Officers and their respective positions:

Name	Position	Date Appointed

Alvaro Pereira de Moraes Filho	Chief Executive Officer	October 31, 2002
Chief Information Technology Officer
Chief Administrative Officer
Paulo Roberto Cruz Cozza	Chief Financial Officer and Director of Investor Relations	October 31, 2002
Mauricio Roorda	Chief Marketing Officer	October 31, 2002
Chief Commercial Officer

Set forth below are brief biographical descriptions of the Executive Officers.

Alvaro Pereira de Moraes Filho, 55 years old, has been our president and chief executive officer since September 1998. He also holds the position of our Chief Information Technology Officer and Chief Administrative Officer. He also serves as the president of TIM Sul. He joined Telecomunicações do Paraná S.A.—Telepar in 1974 where he has served as manager of data processing (1974-78), manager of the division of planning of operations (1976-80), manager of the coordination of operations department (1979-87), manager of the engineering planning department (1987-91), manager of the human resources development department (1991-93), executive officer of engineering (1993-94), manager of the technical coordination office (1994-95) and manager of the systems department (1996-98). He has also served as manager of the services department (1995-96) of Telepar Celular. He holds a degree in electrical engineering from the Instituto de Tecnologia e Aeronáutica – ITA.

Paulo Roberto Cruz Cozza, 40 years old, has been our Chief Financial Officer and Director of Investor Relations since January 2002. In 1988, he joined Itautec Informática S.A., acting as an accounting manager. From 1992 to 1998, he served as controlling manager at Holland Latina America Ltda. From 1998 to 1999, he served as Comptroller at Incepa Louças Sanitárias S.A. He joined Tele Celular Sul in 1999, as Comptroller, and has served as Chief Financial Officer since January 2002. His professional experience includes the preparation of management systems for the financial, human resources and Comptroller areas. He holds an accounting degree from Faculdades Integradas Garulhos.

Maurício Roorda, 41 years old, has been our Chief Marketing Officer and Chief Commercial Officer since March 2000. He served as a development engineer for Siemens in Brazil from 1986 to 1988. In 1989, he joined Shell in Brazil where acted as manager of information technology until 1994. He joined Banco Nacional in 1996, where after working on the reorganization of the distribution department of the bank, he was named Marketing Director. He has a degree in electrical engineering from the Technological Institute of Aeronautics – I.T.A., with a specialization in telecommunications. He holds a master’s degree in electrical engineering from The Netherlands University Foundation for International Cooperation, Holland (1985 – 1986), and an MBA from the Massachusetts Institute of Technology, USA (1995 – 1996).

Fiscal Committee

The Fiscal Committee consists of five members, three of which are elected by the majority common shareholders, one by the minority common shareholders and one by the preferred shareholders.

The following are the current members of our fiscal committee:

Name	Date Assumed Office	Term

Mailson Ferreira da Nóbrega	April 28, 2004	1 year
Celso Clemente Giacometti	April 28, 2004	1 year
Josino de Almeida Fonseca	April 28, 2004	1 year
José Antonio Machado	April 28, 2004	1 year
Antonio Abrahão Chalita	April 28, 2004	1 year

Under Brazilian Corporate Law, the Fiscal Committee’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding, our financial statements. All members serve independently from the company in their capacities on the Fiscal Committee.

At our April 23, 2004 general shareholders’ meeting, we elected members of the Fiscal Committee who are independent from the Company and its affiliates. At a general shareholders’ meeting held on May 6, 2004, we adopted internal by-laws of our Fiscal Committee in order for it to meet the requirements of an “alternative structure” to an audit committee in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, which we call “Sarbanes-Oxley.” See “Item 16A. Audit Committee Financial Expert––Audit Committee Requirements and Exceptions.”

Compensation

For the year ended December 31, 2003, Tele Celular Sul approved, approximately R$1.5 million, in the aggregate, as compensation to its directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this annual report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2003. See “—Stock Option Plan,” for a description of our plan to compensate our employees based on the results of operations.

Each member of the Fiscal Committee receives 10% of the average compensation of the Holding Company’s Executive Officers.

We are not required under Brazilian law to disclose, and has not otherwise disclosed, the compensation of our directors and officers on an individual basis.

Stock Option Plan

At our extraordinary shareholders’ meeting held on May 2, 2001, our shareholders approved a stock option plan that was effective as of that date. The purposes of the stock option plan are:

  to retain the services and advice of our key directors and employees, upon whose judgment, initiative and efforts we depend;
  to make available to our key directors and employees certain compensatory arrangements based on our market value increase; and
  to align generally the interests of our key directors and employees and the interests of our shareholder

Our Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of Preferred Shares for the benefit of our key employees. The number of shares that may be issued under the stock option plan is limited to 1.5% of our capital stock. The option exercise price per 1,000 Preferred Shares was set at R$4.27, the closing price of 1,000 Preferred Shares at the Bovespa on May 2, 2001.

Our employee stock option plan has a four-year term and will expire in April 2005. No option may be exercised after four years from the date it was granted. The exercise of the option shall occur at the end of the fourth year after the granted date, but can be anticipated depending upon the achievement of certain operational results, which are based on EBIT (earnings before interest and taxes).

Our targeted EBIT was R$94.7 million and R$117.2 million for the years ended December 31, 2002 and December 31, 2003, respectively. Our actual EBIT for the years ended December 31, 2002 and December 31, 2003 exceeded their respective targeted amounts. Accordingly, three options may be exercised in March, August and December 2004. No option granted to our key directors and employees was exercised as of March 31, 2004.

Share Ownership

The directors and members of the administrative, supervisory and management bodies of the Holding Company do not hold in the aggregate more than 1% of either the Common or Preferred Shares outstanding. As of March 31, 2004, the directors and executive officers of the Holding Company, owned, in the aggregate, 3,362,828 Common Shares.

Our Employees

At December 31, 2003, we had 958 full-time employees, of whom approximately 47% were employed by TIM Sul and approximately 53% were employed by the Holding Company. The following table sets forth a breakdown of our employees at December 31, 2001, 2002 and 2003.

	Year ended December 31,
	2001	2002	2003

Total number of employees	1,178	1,015	958
Number of employees by category of activity
Network	134	124	115
Sales and marketing	347	326	323
Information technology	75	69	63
Customer care	465	357	316
Support and other	157	139	141
Number of employees by geographic location
Paraná(1)	957	849	841
Santa Catarina	209	156	107
Rio Grande do Sul	12	10	10
____________________
(1)	Includes employees of the Holding Company.

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force will expire on November 30, 2004. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

Employee Benefit Plans

Our employees at the time of the Breakup had the right to maintain their rights and benefits in the Telebrás Pension Plan, administered by Fundação Telebrás de Seguridade Social – Sistel (“Sistel”), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We make monthly contributions to the Telebrás Pension Plan equal to 13.5% of the salary of each employee covered by the defined benefit plans administered by Sistel. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of the Telebrás Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebrás Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebrás Pension Plan operated independently from us, and their assets and liabilities were fully segregated from ours; however, we were contingently liable for all of the unfunded obligations of the plan. Employees hired since the Privatization did not become members of the Telebrás Pension Plan, and we did not contribute to any defined benefit pension fund on behalf of such employees. See Notes 20 and 31.III.a to our Consolidated Financial Statements.

In January 2000, we and the other companies that formerly belonged to the Telebrás System agreed to divide the existing Telebrás Pension Plan into 15 separate plans, resulting in the creation of private plans for the current employees of each of the former members of the Telebrás System. These new private pension plans are still administered by Sistel and have retained the same terms and conditions of the Telebrás Pension Plan. The division served to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Telebrás Pension Plan sponsors will continue with respect to retired employees who will necessarily remain members of the Telebrás Pension Plan. See Notes 20 and 31.III.a to the Consolidated Financial Statements.

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

Migration from the Tele Celular Sul PBS Plan to TIMPREV is optional. In order to encourage migration to TIMPREV, we offered bonuses to those employees migrating before January 29, 2003. As of such date, approximately 90% of the participants in our private plan had migrated to TIMPREV. As of December 31, 2003, this percentage was approximately 98.2%. Upon electing to migrate to TIMPREV, a participant extinguishes all rights to benefits under the Tele Celular Sul PBS Plan.

As more employees participate in TIMPREV, we anticipate that the sponsor’s risk to eventual actuarial deficit will decrease, consistent with the characteristics of typical defined contribution plans. Under the rules of defined contribution plans, the sponsor normally contributes 100% of the basic contribution of the participant. In accordance with the terms and conditions of the approved rules, the administrator of TIMPREV will ensure the benefits listed below:

  a regular retirement pension;
  an anticipated retirement pension;
  a disability pension;
  a deferred proportional benefit; and
  a death pension.

However, the administrator will not assume responsibility for granting any other benefit, even if social security officially grants it to its beneficiaries.

In accordance with Brazilian law, our employees also receive payments based on our financial performance. The amount of the payment is determined by negotiation between us and the unions representing our employees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Of the Holding Company’s two classes of capital stock outstanding, only the Common Shares have full voting rights. In June 1998, a consortium comprised of UGB and TIM Brasil (then Bitel) acquired 51.8% of the Common Shares. On December 15, 1998, UGB exercised a put option under the Shareholders Agreement between UGB and Bitel, dated as of July 24, 1998 (the “Shareholders Agreement”), under which UGB had the right to sell all of its shares of the Holding Company to Bitel, subject to the approval of Anatel and the Conselho Administrativo de Defesa Econômica – CADE (“CADE”), Brazil’s federal competition agency. The sale was finalized on March 26, 1999, following its approval by Anatel and CADE. Accordingly, TIM Brasil has the ability to control the election of the Holding Company’s Board of Directors and the direction of our future operations. The Shareholders Agreement was terminated following the sale, and TIM Brasil is no longer subject to any material obligations under such agreement.

The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the Common Shares or more as of February 29, 2004. The Common Shares held by TIM Brasil have the same voting rights as the other Common Shares.

Name of owner	Thousands of Common Shares Owned	Percentage of Outstanding Common Shares

TIM Brasil Serviços e Participações S.A.	70,599,765	52.51
Previ - Caixa de Previdência dos Funcionários do Banco do Brasil S.A.	6,830,155	5.08
All our officers and directors as a group	3,362,828	0.00001

TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by TIM. TIM is part of a group whose parent company is Telecom Italia. See “Item 4. Information on the Company—Organizational Structure.”

As of February 29, 2004, there were 118.8 billion Preferred Shares represented by ADSs. As of such date, the number of Preferred Shares represented by ADSs represented 53.5% of the total number of Preferred Shares outstanding and 33.4% of the total capital of the Holding Company.

Related Party Transactions

As of December 31, 2003, Tele Celular Sul did not owe to its affiliates any amounts arising out of outstanding inter-company loans. On the other hand, Tele Celular Sul had inter-company credits in the amount of R$0.8 million on December 31, 2003 with related parties. See Note 9 to our Consolidated Financial Statements.

Support provided by TIM Brasil in connection with our GSM operations

Prior to the initiation of our GSM overlay, TIM Brasil had developed an extensive GSM network and support systems, including an effective GSM billing system. In connection with the launch of our GSM services, we upgraded a number our systems to interface with TIM Brasil’s central billing system to take advantage of TIM Brasil’s preexisting infrastructure and expertise. Utilizing TIM Brasil’s centralized system for our GSM billing needs makes our operations more efficient and relieves us of the need to create our own GSM billing system. After an initial trial period, the support given to us by TIM Brasil in relation to our GSM operations will be the subject of a specific agreement, the terms of which will conform to common market prices and practices.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to various claims, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business activities. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss in relation to such proceeding is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our legal advisors. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

Litigation Related to the Conversion of Our Concessions into Authorizations

In January 2003, a type of class action (“ação popular”) was brought by an individual against Anatel and all the companies controlled by TIM in Brazil, including us. The claim sought to suspend the effects of Resolução 318, of September 27, 2002, and other acts by Anatel, including Authorizations PVCP/SPV nos. 001/2002 to 011/2002, published on December 12, 2002, which authorized us to migrate from the SMC regime to the PCS regime.

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

We have challenged this action vigorously, and after some preliminary decisions by lower courts (“medidas liminares”), we have obtained a unanimous decision from the Regional Federal Court of Appeals (“Tribunal Regional Federal”) permitting the migration from SMC into PCS, reserving discussion about the return of the assets to the Federal Government for a later date.

We believe that migration from the SMC regime to the PCS regime, and the related acts by Anatel, will not be suspended or modified. We expect proceedings relating to the return (“reversão”) to the Federal Government of our assets used in connection with the provision of telecommunication services to continue. In 2003, Anatel and the Federal Government informed the Court that Authorizations PVCP/SVP nos. 001/2002 to 011/2002 are valid and should not be voided by the Court.

Litigation Related to the Application of PIS and COFINS

In 2001, the Federal Government (“Ministério Público Federal”) filed lawsuits to prevent Telepar Celular and Telesc Celular from passing along to its respective customers costs regarding PIS and COFINS. See “Item 4. Information on the Company—Taxes on Telecommunications Goods and Services.” The Federal Government (“Ministério Público Federal”) also claimed that Telepar Celular and Telesc Celular should compensate their customers for these charges by paying each of them an amount equal to double the amount that was individually paid.

We are aware that there is a case which was decided favorably to a claim similar to ours, nonetheless we are unable to predict the final outcome of these lawsuits. We are also unable to predict whether an unfavorable decision would have a material adverse effect on our business, results of operations, financial condition or prospects.

Litigation Related to the Application of ICMS

In June 1998, the governments of the individual Brazilian States agreed to interpret existing Brazilian tax law to apply ICMS in respect of certain revenues, including cellular activation fees and monthly subscription charges, that had not previously been subject to such taxes. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation and subscription fees charged during the five years preceding June 30, 1998. Our management believes that the attempt by the state governments to extend the scope of ICMS to services that are supplementary to basic telecommunications services is unlawful because:

  the state governments acted beyond the scope of their authority;
  their interpretation would subject to taxation certain revenues, particularly activation fees, that are not considered to be payments for telecommunications services; and
  new taxes may not be applied retroactively.

TIM Sul has filed a lawsuit with the treasury court of the state in which it is located seeking injunctive relief from retroactive and prospective application of the ICMS tax to activation and other fees referred to such agreement, Convenio ICMS n. 69/98.

We are currently relieved from the payment of the ICMS tax on activation fees during the pendency of the lawsuits. We have deposited with the Court all such contested taxes since the beginning of the proceeding in June 1998. In view of the suspension of our activation fees in November 1998, management does not believe that application of ICMS to activation fees on a prospective basis will have a material impact on our results of operations.

It should be noted that few decisions issued by higher courts have addressed this issue. However, a recent decision with respect to another cellular service provider operating in another region indicates that ICMS may not be applicable to cellular activation fees.

Litigation Related to the Use of the Goodwill Arising Out of the Breakup of Telebrás

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

Even though we are unable to predict the final outcome of this lawsuit, we believe that a ruling favorable to the plaintiff is unlikely. Accordingly, we have not created a reserve in connection with this litigation. If an unfavorable ruling is issued against us, we will lose the tax benefit derived from the premiums paid, and our tax liability will increase. We believe that an unfavorable decision would not have a material adverse effect on our business, results of operations, financial condition or prospects.

Litigation Arising Out of Events Prior to the Breakup of Telebrás

Telebrás and the Predecessor Companies, the legal predecessors of the Holding Company and the Subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions were assigned to the Subsidiaries. Any claims against the Predecessor Companies that are not satisfied by the Predecessor Companies could result in claims against the Subsidiaries, to the extent that the Subsidiaries have received assets that might have been used to settle such claims had such assets not been spun off from the Predecessor Companies.

Under the terms of the Breakup of the Telebrás system, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the Breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions were assigned to the Holding Company or one of the other New Holding Companies. Our management believes that the chances of claims of this nature materializing and having a material adverse financial effect on us are remote.

State of Santa Catarina ICMS tax charges

In December 2003, TIM Sul was notified by the State of Santa Catarina to pay ICMS tax arising out of various services we rendered, including international telecommunication services rendered by Telesc Celular from April 1998 to January 2000 and activation and other fees charged by Telesc Celular from April 1998 to August 2003. Based on reports we received from our legal counsel, we do not believe ICMS tax should be paid in such circumstances, and we intend to vigorously litigate this charge by the State of Santa Catarina. The total amount of such charges in December 2003 was R$25.5 million. We have created a provision in the amount of R$1.5 million with respect to such charges.

Other Litigation

We are a party to certain legal proceedings arising in the normal course of business. Nearly all of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect inclusion by us of their names on a public list of customers who have defaulted on their payments. The labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2003, we were a party to approximately 1640 consumer protection claims and 161 labor law claims. We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

Under our by-laws, we are required to distribute 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on net worth. We are also required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to the greater of:

  6% of our capital (“capital social”) divided by the total number of Common and Preferred Shares and
  3% of our net shareholders’equity (“patrimônio líquido”), according to the most recent financial statements approved by our shareholders.

To the extent there are additional distributable profits, the Holding Company is also required to distribute to all shareholders an amount equal to at least 25% of adjusted net income (the “General Dividend”) determined in accordance with the Corporate Law Method, including any realization of the unrealized net income reserve. The amount of General Dividend, if any, payable by us to the holders of Preferred Shares is offset by the amount of Preferred Dividend paid to such preferred shareholders.

As a result of these provisions, holders of the our Preferred Shares are entitled to receive in any year distributions of cash dividends prior to the holders of our Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

  first, to the holders of Preferred Shares, up to the amount of the dividend that must be paid to the holders of Preferred Shares for such year;
  then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share; and
  thereafter, to the holders of Common Shares and Preferred Shares on a pro rata basis.

If the dividend to be paid to the holders of Preferred Shares is not paid for a period of three years, holders of Preferred Shares will be entitled to full voting rights until such time as that dividend is paid in full for any year.

The Holding Company may also make additional distributions to the extent of available distributable profits and reserves. TIM Sul is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to the minority shareholders as well as to the Holding Company. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by the Central Bank of Brazil from time to time. Dividends are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax with respect to the person receiving the dividend. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the recipient of such distributions is subject to corporate or individual income tax with respect to such payments. See “Item 10. Additional Information––Taxation––Brazilian Tax Considerations––Distributions of Interest on Capital.”

For the purposes of Brazilian Corporate Law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

  the legal reserve; and
  contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2003, the balance of our legal reserve was R$29.8 million, which was equal to 8% of our total capital.

Brazilian Corporate Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian Corporate Law, realized net profits is defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian Corporate Law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and a maximum amount of the reserve.

We may also allocate a portion of our net profits for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Law No. 10,313 of October 3, 2001, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. On December 31, 2003, we had an income reserve for expansion of R$379.4 million.

The amounts available for distribution may be further increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law Method.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporate Law.

Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the dividend paid to the preferred shareholders. The remainder is distributed equally among holders of Preferred Shares and Common Shares.

Under Brazilian Corporate Law, a company is permitted to suspend the mandatory dividend in respect of Common Shares and Preferred Shares not entitled to a fixed or minimum dividend if:

  its board of directors and fiscal committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and
  the shareholders ratify this conclusion at the shareholder’s meeting.

In this case,

  the board of directors must forward to the Brazilian securities commission within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
  the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

Our Preferred Shares are each entitled to a minimum dividend and thus the mandatory dividend may be suspended only with respect to our Common Shares. Dividends may be paid by us out of retained earnings or accumulated profits in any given fiscal year.

For the purposes of Brazilian Corporate Law, accumulated profits are defined as net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits.

Payment of Dividends

We are required by law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporate Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

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

Our Preferred Shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the depositary, JPMorgan Chase Bank, which is the registered owner of our shares. Payments of cash dividends and distributions in respect of the ADRs, if any, will be made in Brazilian currency to the custodian on behalf of the depositary which will then convert those proceeds into dollars and will cause such dollars to be delivered to the depositary for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into dollars, the amount of dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

Significant Changes

No significant change has occurred since December 31, 2003, the date of our Consolidated Financial Statements.

ITEM 9. THE OFFER AND LISTING

Price History of the Preferred Shares and ADSs

The principal trading market for the Preferred Shares is the Bolsa de Valores de São Paulo (the “Bovespa”). Until January 2000, the Shares were also traded on the Bolsa de Valores do Rio de Janeiro (the “Rio de Janeiro Stock Exchange”) and the seven other Brazilian stock exchanges. In January 2000, the nine Brazilian stock exchanges entered into an agreement pursuant to which trading of the Preferred Shares was concentrated on the Bovespa. See “—Markets—Trading on the Brazilian Stock Exchanges.” At December 31, 2003, the Holding Company had 222.0 billion Preferred Shares and 134.4 billion Common Shares outstanding.

The Preferred Shares commenced trading separately from any other security on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for the Preferred Shares on the Bovespa for the periods indicated.

	Reais per 1,000 Preferred Shares

	Low	High

1999
Third quarter (beginning October 1, 1999)	R$ 2.95	R$ 3.85
Fourth quarter	3.75	6.50
2000
First quarter	8.20	12.10
Second quarter	4.70	9.00
Third quarter	5.21	8.70
Fourth quarter	3.93	5.85
2001
First quarter	3.68	5.50
Second quarter	3.94	5.23
Third quarter	2.35	4.70
Fourth quarter	2.64	4.02
2002
First quarter	3.01	3.84
Second quarter	2.67	3.17
Third quarter	2.42	3.38
Fourth quarter	2.29	3.02
2003
First quarter	2.09	2.97
Second quarter	2.23	2.82
Third quarter	2.06	3.00
Fourth quarter	2.84	4.34
Last Six Months
November 2003	3.54	4.10
December 2003	4.05	4.34
January 2004	4.03	4.47
February 2004	3.51	4.22
March 2004	3.62	4.28
April 2004	4.14	4.80
May 2004 (through May 18, 2004)	3.46	4.28

The Preferred Shares traded in the United States on the NYSE are represented by ADSs, each representing 10,000 Preferred Shares. The ADSs are issued by JPMorgan Chase Bank (the “Depositary” or “JPMorgan”), pursuant to a Deposit Agreement among the Holding Company, the Depositary and the registered holders and beneficial owners from time to time of ADRs. See “Item 10. Additional Information—Material Contracts.” The Holding Company’s ADSs commenced trading separately on the NYSE on November 16, 1998 under the symbol “TSU.”

The following table sets forth the reported high and low closing sales prices for our ADSs on the NYSE for the periods indicated.

	U.S. dollars per our ADS

	Low	High

1999
Fourth quarter	US$ 16.37	US$ 33.25
2000
First quarter	47.88	69.20
Second quarter	25.62	50.88
Third quarter	27.38	47.00
Fourth quarter	20.13	30.56
2001
First quarter	16.50	29.49
Second quarter	16.99	22.19
Third quarter	9.69	19.49
Fourth quarter	9.50	15.70
2002
First quarter	12.55	16.97
Second quarter	8.90	14.25
Third quarter	6.37	12.00
Fourth quarter	5.70	9.00
2003
First quarter	5.80	9.02
Second quarter	7.06	9.70
Third quarter	6.64	10.28
Fourth quarter	10.00	14.73
Last Six Months
November 2003	12.26	14.10
December 2003	13.81	14.73
January 2004	14.00	16.15
February 2004	11.98	14.93
March 2004	12.72	14.99
April 2004	14.47	16.71
May 2004 (through May 18, 2004)	11.10	15.09

Since May 18, 1998, the preferred shares of Telepar Celular, now TIM Sul, have traded on the Bovespa.

Markets

Trading on the Brazilian Stock Exchanges

The Bovespa is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded. The exclusive trading of such securities on the Bovespa is the result of several memoranda of understanding entered into by the Bovespa and the other Brazilian stock exchanges. The Rio de Janeiro stock exchange is now exclusively responsible for the electronic trading of public debt securities and for privatization auctions.

Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on each exchange is limited to member brokerage firms and a limited number of authorized nonmembers. The Bovespa has two open outcry trading sessions each day, from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., to closely mirror NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the Bovespa and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). These systems are computerized systems that link electronically with the seven smaller regional exchanges. The Bovespa also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “After Market.” Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or market makers for the Holding Company’s shares on the Bovespa. Beginning March 31, 2003, the Bovespa modified its trading practices with respect to its open outcry trading sessions and its electronic trading system. Under these revised trading practices, orders registered in an open outcry session will be matched through that open outcry session only, while orders registered through the electronic trading system may be matched both through the electronic system and through an open outcry session, if a matching order better by five centavos (R$0.05) is available.

In order to better control volatility, Bovespa adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indexes of these stock exchanges fall below 10% or 15%, respectively, in relation to the index registered in the previous trading session.

Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Delivery of and payment for shares are made through the facilities of the clearinghouse, or Companhia Brasileira de Liquidação e Custodia – CBLC, which maintains accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.

The Bovespa is less liquid than the NYSE or other major exchanges in the world. On March 31, 2004, the aggregate market capitalization of the 364 companies listed on Bovespa was approximately R$688.0 billion, and the 10 largest companies listed on Bovespa accounted for approximately 54.3 % of the total value of market transactions. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (“Conselho Monetário Nacional”). Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the Brazilian securities commission, the Comissão de Valores Mobiliários (the “CVM”). In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “—Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

Differentiated Levels of Corporate Governance and the New Market

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, the Bovespa has implemented, among others, two new initiatives:

  a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed on the Bovespa, and a new separate listing segment for qualifying issuers referred to as the “New Market.”

The Differentiated Levels of Corporate Governance, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the Bovespa. The companies may be classified into two different levels, depending on their degree of adherence to the Bovespa’s practices of disclosure and corporate governance.

To become a Level 1 company, an issuer must voluntarily satisfy the following requirements:

  ensure that shares amounting to at least 25% of its capital are outstanding and available for trading in the market;
  adopt procedures that favor the dispersion of shares into the market whenever making a public offering;
  comply with minimum quarterly disclosure standards;
  follow stricter disclosure policies with respect to transactions with controlling shareholders, directors and officers involving the issuer’s securities;
  disclose any existing shareholders’ agreements and stock option plans; and
  make a schedule of corporate events available to the minority shareholders.

The Holding Company is currently considering complying with these requirements for Level 1 of Corporate Governance.

To become a Level 2 company, an issuer must, in addition to satisfying the Level 1 criteria, satisfy the following requirements:

  require all directors to serve unstaggered one-year terms;
  prepare and publish annual financial statements in U.S. GAAP or IAS GAAP;
  create tag-along rights for minority shareholders, ensuring holders of common shares of the right to sell on the same terms as a controlling shareholder, and ensuring preferred shareholders a price equal to at least 70% of that received by the selling controlling shareholder;
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

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and the Brazilian Corporate Law, each as amended, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally, the National Monetary Council, and by the Central Bank of Brazil, which has licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. Both regulatory bodies are subordinate to the National Monetary Council, the highest regulatory entity within the National Financial System. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets.

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

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with CVM serves as intermediary. Generally, no special application, other than registration with the CVM is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective financial institution intermediary.

Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our Preferred Shares on behalf of the depositary for the ADSs, has obtained registration from the Central Bank of Brazil to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges Preferred Shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our Preferred Shares or upon distributions relating to our Preferred Shares, unless the holder obtains a new registration. See “Item 10. Additional Information—Memorandum and Articles of Associations.”

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 10% of the common shares of a publicly traded company shall disclose its share ownership to the CVM and stock exchanges. In addition, a statement containing the required information shall be published in appropriate Brazilian newspapers. Regulations also require disclosure of any subsequent increase or decrease of five percent or more in ownership of common shares, including warrants and debentures convertible into common shares.

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

The following summarizes certain material provisions of Tele Celular Sul’s by-laws and the Brazilian Corporate Law, the main bodies of regulation governing us. Copies of Tele Celular Sul’s by-laws have been filed as exhibits to the annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002. Except as described in this section, Tele Celular Sul’s by-laws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian Corporate Law.

Registration

Tele Celular Sul’s by-laws have been registered with the Public Registry of the state of Paraná under company number (NIRE) 200.109.384.78.

Corporate Purpose

Article 2 of the Tele Celular Sul by-laws provides that our main corporate purpose is to exercise control over operating companies that provide mobile telephone and other services in the Region, as established by Anatel regulations. Other corporate purposes include:

  promote, through our controlled or affiliated companies, the expansion of mobile telephone services in their respective concession areas;
  procure funding from internal or external sources;
  promote and foster study and research for the development of mobile telephone services;
  perform, through our controlled or affiliated companies, specialized technical services related to the mobile telephone industry;
  promote and coordinate, through our controlled or affiliated companies, the education and training of the staff required by the telephone services;
  effect or order the importation of goods and services for our controlled and affiliated companies; and
  hold interests in other companies.

Directors

Following is a description of some of the provisions of our by-laws concerning members of the Board of Directors:

  Pursuant to Art. 23, paragraph XV, the Board of Directors has the power to approve loans, financing and lease agreements, as well as to issue promissory notes, for an amount exceeding 2% of the shareholders’ equity;
  Pursuant to Art. 23, paragraph XXIII, the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the Directors and the Executive Officers; and
  Pursuant to Art. 25, a member of the Board of Directors is not authorized to access information or to attend a meeting of the Board of Directors regarding subjects or proposals in respect of which such Director has a material interest.

Pursuant to the Brazilian Corporate Law, each member of the Board of Directors must have at least one share of our capital stock in order to qualify to be a director. There are no provisions in the by-laws with respect to:

  a director’s power to vote compensation to him or herself in the absence of an independent quorum;
  borrowing powers exercisable by the directors;
  age limits for retirement of directors;
  required shareholding for director qualification;
  anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or
  disclosure of share ownership.

Rights Relating to our Shares

Dividend Rights

See “Item 8. Financial Information-Dividend Policy.”

Voting Rights

Each Common Share entitles the holder to one vote at meetings of shareholders. Our Preferred Shares do not entitle the holder to vote except as set forth below. Holders of our Preferred Shares are each entitled to attend or to address meetings of shareholders.

One of the members of our Fiscal Committee and his or her alternate may be elected by majority vote of the holders of our Preferred Shares represented at the annual meeting of shareholders at which members of the Fiscal Committee are elected.

Brazilian Corporate Law provides that certain non-voting shares, such as our Preferred Shares, acquire voting rights in the event we fail for three consecutive fiscal years to pay the dividend to which such shares are entitled until such payment is made.

Our Preferred Shares are entitled to full voting rights with respect to:

  the approval of any long-term contract between the Holding Company, TIM Sul or any of the Subsidiaries, on the one hand, and any controlling shareholder or affiliates or related parties thereof, on the other hand;
  resolutions modifying certain provisions of our by-laws; and
  any resolution submitted to the shareholders’ meeting for our delisting or liquidation.

Any change in the preference, benefits, conditions of redemption and amortization of our Preferred Shares, or the creation of a class of shares having priority or preference over our Preferred Shares, would require the approval of holders of a majority of our outstanding Preferred Shares at a special meeting of holders of our Preferred Shares. Such a meeting would be called by publication of a notice in two Brazilian official gazettes at least thirty days prior to the meeting but would not generally require any other form of notice. In any circumstances in which holders of our Preferred Shares are entitled to vote, each of our Preferred Shares will entitle the holder to one vote.

Meeting of Shareholders

According to Brazilian law, shareholders must be previously notified in order for a general or extraordinary shareholders’ meeting to be held. The notification must occur at least 15 days prior to the meeting scheduled date. If the first meeting is not held for any reason on first notice, a second notification must be issued at least five days before the second meeting date.

On the first notice, meetings may be held only if shareholders holding at least one-fourth of voting shares are represented. Extraordinary meetings for the amendment of the by-laws may be held on the first notice only if shareholders holding at least two thirds of the voting capital are represented. On a second call, the meetings are held regardless of quorum.

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe for shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

However, a shareholders’ meeting is authorized to eliminate preemptive rights with respect to the issuance of new share, debentures and warrants convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected:

  on a stock exchange;
  in a public offering;
  through an exchange of shares in a public offering the purpose of which is to acquire control of another company; or
  through the use of certain tax incentives.

In the event of a capital increase that would maintain or increase the proportion of capital represented by the Preferred Shares, holders of the ADSs, or of the Preferred Shares, would have preemptive rights to subscribe only to newly issued Preferred Shares. In the event of a capital increase that would reduce the proportion of capital represented by the Preferred Shares, holders of the ADSs or the Preferred Shares would have preemptive rights to subscribe to Preferred Shares in proportion to their shareholdings and to the Common Shares only to the extent necessary to prevent dilution of their interest in the Holding Company.

Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the shares underlying those rights, or an exemption form the registration requirements of the Securities Act of 1933 is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Right of Redemption

Subject to certain exceptions the Common Shares and the Preferred Shares are redeemable by shareholders exercising dissenter’s withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

  change the preference of our Preferred Shares or to create a class of shares having priority or preference over our Preferred Shares;
  reduce the mandatory distribution of dividends;
  change our corporate purpose;
  participate in group of companies;
  transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;
  split up, subject to the conditions set forth by Brazilian Corporate Law;
  change corporate form;
  approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporate Law; or
  merge or consolidate ourselves with another company.

The redemption right expires 30 days after publication of the minutes of the relevant shareholders’ meeting or, whenever the resolution requires the approval of the holders of Preferred Shares in a special meeting of the holders of Preferred Shares affected by the resolution, within 30 days following the publication of the minutes of that special meeting. The shareholders would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if they determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

The rights of withdrawal under Brazilian Corporate Law for dissenting shareholders to seek redemption of the shares in the case of a company’s decision to participate in a group of companies or to merge or consolidate itself with another company are not automatically available to holders of our Preferred Shares. This results from an exception under Brazilian Corporate Law that excludes dissenters’ rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they form part of the Bovespa Index or another stock exchange index (as defined by the CVM). Our Preferred Shares are currently included on the Bovespa Index. For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian Corporate Law.

Unless otherwise provided in the by-laws, which is not the case with us, a shareholder exercising rights to redeem shares is entitled to receive the book value of such shares, determined on the basis of the last annual balance sheet approved by the shareholders. If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent, Banco ABN AMRO Real S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian Corporate Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent. The Preferred Shares underlying our ADS are registered on the transfer agent’s records in the name of the Brazilian depositary.

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

The São Paulo stock exchange reports transactions in its market to CBLC, a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

Material Contracts

The following is a summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business:

  Until December 2002, each of the Subsidiaries operated under a concession that authorized it to provide specified services and set forth certain obligations. In December 2002, the Subsidiaries converted their respective concessions to operate under SMC regulations into authorizations to operate under PCS regulations. In addition, in July 2003 our Subsidiaries received STFC authorizations to provide national and international long distance telecommunications services. See also “Item 4. Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.”
  Credit Agreement, dated as of December 22, 2000, among BNDES, TIM Sul, as borrower, and Tele Celular Sul, as guarantor, in the principal amount of R$58.2 outstanding as of December 31, 2003 million. Under this loan, R$39.5 million of the total principal amount bears interest at a variable rate of 4% plus the TJLP, which was 11.0% per annum on December 31, 2003. The remaining R$18.7 million of principal is adjusted according to a “BNDES currency basket,” consisting mainly of the U.S. dollar. On December 31, 2003, the outstanding amount under this credit agreement, including accrued interest, was R$58.2 million.
  Indenture for the First Public Issuance of Subordinated Single-Series Simple Debentures of TIM Sul, dated as of November 9, 2000, in the principal amount of R$200.0 million. The debentures are nonconvertible and bear interest at a variable rate equal to 102.7% of the inter-bank certificate of deposit rate (“CDI”), which equalled an average of 19.1% per annum for the year ended December 31, 2002. The debentures matured on October 2, 2003 and R$224.1 million was fully repaid on such date.
  In the United States, the Preferred Shares traded, until June 24, 2002, in the form of ADSs, each representing 10,000 Preferred Shares, issued by The Bank of New York, as depositary (“BONY”), pursuant to a Deposit Agreement, dated July 27, 1998, among the Holding Company, BONY and the registered holders and beneficial owners from time to time of ADRs. Pursuant to an Amendment to the Deposit Agreement, dated June 24, 2002, among the Holding Company, BONY, JPMorgan, as depositary, and the holders from time to time of ADRs, JPMorgan replaced BONY as the depositary for the Holding Company’s ADS program. Since June 24, 2002, the Preferred Shares have traded in the United States in the form of ADSs, each representing 10,000 Preferred Shares, issued by JPMorgan. The rights of holders of ADRs are not materially affected by this change in depositaries, except that holders’ now have contractual rights against JPMorgan, instead.

Exchange Controls

There are no restrictions on ownership of our Preferred Shares or Common Shares by individuals or legal entities domiciled outside Brazil.

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., as custodian for our Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of our Preferred Shares underlying the ADSs.

Under Annex IV to Resolution No. 1,289 of Brazil’s National Monetary Council, as amended, qualified foreign investors (which principally include foreign financial institutions, insurance companies, pension and investment funds, charitable foreign institutions and other institutions that meet certain minimum capital and other requirements) registered with the CVM and acting through authorized custody accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction. Investors under the Annex IV regulations are also entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

The Annex IV regulations were superseded as of March 31, 2000 by the rules of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council, which sets forth new regulations for investments in capital markets. Foreign investments registered under the Annex IV regulations were required conform to the new rules by June 30, 2000. These new rules allow foreign investors to invest in almost all of the financial assets and to engage in almost all transactions available in the Brazilian financial capital markets, provided that some conditions are fulfilled. In accordance with Resolution No. 2,689/00, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

Pursuant to these new rules, foreign investors must:

  appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;
  fill in the appropriate foreign investment registration form;
  obtain registration as a foreign investor with the CVM; and
  register the foreign investment with the Central Bank of Brazil.

The securities and other financial assets held by the foreign investor pursuant to Resolution 2,689/00 must be:

  registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank of Brazil or by the CVM or registered in registration, clearing and custody systems authorized by the Central Bank of Brazil or by the CVM.

In addition, securities trading is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

On January 26, 2000, the Central Bank of Brazil enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under the Resolution No. 2,689/00 are subject to the electronic registration with the Central Bank of Brazil. Foreign investments registered under the Annex IV regulations were required to conform to the new registration rules by June 30, 2000.

Resolution No. 1,927 of the National Monetary Council, which is the restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under the Annex V regulations by the Central Bank of Brazil and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.” According to Resolution No. 2,689/00, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank of Brazil and the CVM are complied with.

An electronic registration has been generated in the name of the depositary with respect to the ADSs and is maintained by the custodian on behalf of the depositary. This electronic registration is carried on through the Central Bank of Brazil’s information system. Pursuant to the registration, the custodian and the depositary are able to convert dividends and other distributions with respect to our Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank of Brazil. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV or the Resolution 2,689/00 regulations, or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.” In addition, if the holder is a qualified investor under the Annex IV regulations but resides in a jurisdiction that does not impose income tax or where the income tax is imposed at a maximum rate of 20%, this holder will be subject to a less favorable tax treatment than a holder of ADSs.

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

Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Preferred Shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Preferred Shares or ADSs. Prospective holders of Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

Taxation of Dividends

Dividends paid by the Holding Company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will generally not be subject to Brazilian income tax withholding.

Taxation of Gains

Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or Preferred Shares to another non-Brazilian holder are not subject to Brazilian tax.

Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 20% or taxed at a rate of 15%, depending on the circumstances. Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not subject to income tax in Brazil if the disposition is made and the proceeds are remitted abroad within five business days after cancellation, unless the investor is a resident of a jurisdiction that, under Brazilian law, is deemed to be a “tax haven” (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are subject to tax at a rate of 15%. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 20%, unless the investor is entitled to tax exempt treatment for the transaction under Resolution 2,689 of the National Monetary Council Regulations, described immediately below.

Non-Brazilian holders of Preferred Shares registered under Resolution 2,689, which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment since the investor has appointed a representative in Brazil with power to take action relating to the investment in Preferred Shares,

  registered as a foreign investor with the CVM and

  registered its investment in Preferred Shares with the Central Bank of Brazil.

Under Resolution 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank of Brazil and the CVM. In addition, securities trading is restricted under Resolution 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment afforded under Resolution 2,689 and afforded to investors in ADSs is not available to investors resident or domiciled in tax havens.

There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of Preferred Shares under Resolution 2,689 will be maintained.

Gain on the disposition of Preferred Shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank of Brazil is calculated on the basis of the foreign currency amount registered with the Central Bank of Brazil. See “—Exchange Controls.”

There is a possibility that gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%.

Any exercise of preemptive rights relating to Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to Preferred Shares will be subject to the same tax treatment applicable to a sale or disposition of our Preferred Shares. The deposit of Preferred Shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank of Brazil as a foreign investment in our Preferred Shares is lower than the average price per Preferred Share on the Bovespa on the day of the deposit; or

  if no Preferred Shares were sold on that day, the average price on the Bovespa during the fifteen preceding trading sessions.

In the latter case, the difference between the amount previously registered and the average price of the Preferred Shares, calculated as set forth above, will be considered a capital gain subject to income tax at a rate of 15% (unless the Preferred Shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free).

The withdrawal of Preferred Shares in exchange for ADSs is not subject to Brazilian income tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described above in “—Exchange Controls.” If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Preferred Shares.

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation’s capital as an alternative form of making dividend distributions. See “Item 8. Financial Information— Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank of Brazil from time to time, which for 2003 was set at 11.0%. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of

  50% of net income for the year in respect of which the payment is made, after the deduction of social contribution or net profits and before making any deduction for corporate income taxes paid and

    taking such distribution into account or

  50% of retained earnings for the year prior to the year in respect of which the payment is made.

Payments of interest on capital are decided by the shareholders on the basis of recommendations by the Holding Company’s Board of Directors.

Up to the limit mentioned above, distributions of interest on capital paid to Brazilian and non-Brazilian holders of Preferred Shares, including payments to the Depositary in respect of Preferred Shares underlying ADSs, are deductible by the Holding Company for Brazilian tax purposes. Such payments are subject to Brazilian income tax withholding at the rate of 15%, except for payments to beneficiaries who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to beneficiaries situated in tax havens, which payments are subject to withholding at a 25% rate.

No assurance can be given that the Board of Directors of the Holding Company will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

Amounts paid as interest on capital (net of applicable income tax withholding) may be treated as payments in respect of the dividends that the Holding Company is obligated to distribute to its shareholders in accordance with its by-laws and Brazilian Corporate Law. Distributions of interest on capital in respect of the Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the Preferred Shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant State to individuals or entities that are resident or domiciled within such State in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of Preferred Shares or ADSs.

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

The IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to Preferred Shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day.

In addition to such taxes, the temporary contribution on financial transactions, or the CPMF tax, is currently levied at a rate of 0.38% on all funds transfers in connection with financial transactions in Brazil. The CPMF will be in effect until December 31, 2004. The current rate of 0.38% will be maintained until December 31, 2003, changing to 0.08% for the subsequent period. Since July 12, 2002, stock exchange transactions have been exempted from the CPMF tax.

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold Preferred Shares or ADSs as capital assets and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

In this discussion, references to ADSs also refer to Preferred Shares, and references to a “U.S. holder” are to a holder of an ADS that is a citizen or resident of the United States of America,

  a corporation organized under the laws of the United States of America or any state thereof or otherwise subject to U.S. federal income taxation on a net basis with respect to the ADS.

For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) holders of ADSs will be treated as owners of the Preferred Shares represented by such ADSs.

Taxation of Distributions

The Preferred Shares will be treated as equity for U.S. federal income tax purposes. A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian, or by the U.S. holder in the case of a holder of Preferred Shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of Preferred Shares. If the Custodian, or U.S. holder in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Holding Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Holding Company’s audited financial statements and relevant market and shareholder data, the Holding Company believes that it was not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to its 2003 taxable year. In addition, based on the Holding Company’s audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the Holding Company does not anticipate becoming a PFIC, FPHC or FIC for its 2004 taxable year.

Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends, because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Holding Company will be able to comply with them. Holders of ADSs and preferred shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

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

A non-U.S. holder will not be subject to U.S. federal income tax or withholding tax on gain realized on the sale or other disposition of an ADS unless (1) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (2) such holder is an individual who is present in the United States of America for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. Anyone may read and copy this report, including the exhibits hereto, at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Information on the operation of the public reference rooms is available by calling 1-800-SEC-0330.

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

We will furnish to JPMorgan Chase, as Depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual Consolidated Financial Statements, which will be prepared in accordance with the Brazilian Corporate Law accounting method and include a reconciliation to U.S. GAAP. In addition, we are required under the Deposit Agreement to furnish the Depositary with copies of English translations to the extent required under the rules of the SEC of all notices of Tele Celular Sul Preferred Shareholders’ meetings and other reports and communications that are generally made available to holders of Preferred Shares. Under certain circumstances, the Depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk principally because certain costs of ours are denominated in currencies (primarily U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Prior to June 1999, we did not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. In June 1999, we began entering into hedging agreements covering payments of principal on our U.S. dollar denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

At December 31, 2003, approximately R$23.9 million of our indebtedness was denominated in U.S. dollars and fully hedged. In addition, on the same date, we owed approximately R$58.2 million, including accrued interest, under our credit facility with BNDES, of which R$18.7 million was linked to the “BNDES’s basket of currencies,” mostly based on the U.S. dollar/real exchange rate. On May 31, 2002, we swapped all our exposure to such “BNDES basket of currencies” to CDI. We do not hold or issue derivatives or other financial instruments for trading purposes.

Since we have hedged our exchange rate risk with respect to our borrowings denominated in foreign currency, we have limited our exchange rate exposure with respect to such borrowings. Our foreign-exchange hedging agreements establish a fixed rate at which we agree to purchase U.S. dollars at a future date to pay our U.S. dollar-denominated principal payment obligations, which protect us from devaluations of the real but expose us to potential losses in the event the U.S. dollar declines in value against the real. However, any such decline in the value of the dollar would reduce our costs in reais terms of planned capital expenditures, discussed below.

We also remain exposed to market risk from changes in exchange rates and their effect upon planned capital expenditures, a substantial portion of which are denominated in U.S. dollars. With respect to planned capital expenditures for 2004, the potential loss to us that would have resulted from a hypothetical, instantaneous and unfavorable 25% change in the real-U.S. dollar exchange rate as of December 31, 2003 would have been approximately R$29.9 million (assuming that we would have made capital expenditures as originally planned, despite such unfavorable change in rates). If we were to experience such a change, our cost of financing would increase in proportion to the change.

Interest Rate Risk

At December 31, 2003, our outstanding debt accrued interest at the CDI or the TJLP, and totaled R$39.5 million. On the same date, we had cash and cash equivalents, in the amount of R$418.7 million, of which approximately R$398.0 million were invested in short-term instruments accruing interest at the CDI rate.

Over a one year period, the potential loss to us, before accounting for tax expenses and minority interests, that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2003 would have been R$1.0 million (assuming that such unfavorable 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates were sustained over a period of one year). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories. See Note 15 to our Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2003, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

Furthermore, there were no significant changes in our internal controls over financial reporting during 2003 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Audit Committee Requirements and Exceptions

Under Section 301 of Sarbanes-Oxley, which we call “Section 301”, listed companies are in general obligated to establish “audit committees” comprised of independent members of the Board of Directors to, among other things, provide independent oversight of their outside auditors and receive complaints regarding matters relating to accounting, internal controls and auditing. Under Rule 10A-3 promulgated by the Commission under Section 301, which we call “Rule 10A- 3”, foreign private issuers are eligible for an exception from the rules relating to the establishment of audit committees if applicable local law provides for “alternative structures” that are independent of management for overseeing and supervising the work of outside auditors and satisfy certain other requirements. We have elected to avail ourselves of this exception and to structure our Fiscal Committee so as to permit it to qualify under rule 10A-3 as an “alternative structure” to the audit committee contemplated by Section 301.

Although under the terms of Section 301 and Rule 10A-3 we are not required to have an Audit Committee or alternative structure in place until July 2005, we have taken steps to satisfy this requirement ahead of schedule and, at our April 23, 2004 general shareholders’ meeting, elected five members of the Fiscal Committee, none of which has any relationship with the Company or any of its affiliates, whether as director, officer or employee or shareholder with the ability to affect the management or decisions of the Company. See “Item 6. Directors, Senior Management and Employees—Fiscal Committee.” Additionally, in order for our Fiscal Committee to satisfy the requirements of Rule 10A-3, we adopted at a shareholders’ meeting held on May 6, 2004, a committee charter to clarify that the Fiscal Committee has certain powers and duties, and the Fiscal Committee began functioning as our alternative structure to the audit committee immediately thereafter. The Fiscal Committee of Tim Sul, which is a listed company in Brazil, is also comprised entirely of members who are independent from the Company and its affiliates.

We do not expect that the Company’s reliance on the exception to the audit committee requirement provided for under Rule 10A-3 will materially adversely affect the ability of the Fiscal Committee to act independently of management and to satisfy the other requirements of Rule 10A-3 or Section 301. The Company understands that it is presently contemplated that the Fiscal Committee will in the future continue to be independent. However, since in the future the Fiscal Committee will continue to be elected and its budget will continue to be set by the general shareholders’ meeting, we can make no assurances regarding the independence from our controlling shareholder of the future members of the Fiscal Committee.

Audit Committee Financial Expert

Although we have determined that at least one of the newly elected members of the Fiscal Committee fulfills the requirements to be considered our “audit committee financial expert” as such term is defined for purposes of this Item 16A, we have not yet formally designated any member of the Fiscal Committee to fill this role. The Company expects to make this designation within the coming weeks.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our other directors, officers, controlling shareholders and members of the Conselho Fiscal in accordance with CVM rules satisfying the requirements of Brazilian Law. Our code of ethics is filed as an exhibit to this annual report and available on our website at http://www.timsulri.com.br. The Code of Conduct and Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4. Information on the Company—Basic Information.” During 2003 we adopted no amendments to and granted no waivers from our Code of Conduct and Transparency.

Our Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act. However, Brazilian Law no. 6.404 Article 156 specifies that an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Auditores Independentes S.S, during the fiscal years ended December 31, 2002 and 2003:

	Year ended December 31,

	2002	2003

Audit fees	R$ 528,237	R$ 552,178
Audit-related fees	15,824	19,556
Tax fees	8,350	62,000
Other fees	-	-

Total fees	R$ 552,411	R$ 633,734

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S in connection with the audit of our annual financial statements, limited reviews of our quarterly financial information for statutory purposes, and the audit of the financial statements prepared based on US GAAP.

Audit-related fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. for a consolidated reporting package related to the company’s parent company.

Tax fees in the above table are fees billed by Ernst & Young Auditores Independentes S.S for tax compliance reviews.

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Fiscal Committee. Accordingly, the Fiscal Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the "Pre-Approval Policy"). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Fiscal Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Fiscal Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Fiscal Committee's responsibilities under the Securities Exchange Act of 1934 are not delegated to management.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16A. Audit Committee Financial Expert.”

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

Reference is made to the following financial statements which have been filed as part of this Form 20-F:

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2001, 2002 and 2003

with Report of Independent Auditors

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2001, 2002 and 2003

Contents

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of
Tele Celular Sul Participações S.A.

We have audited the accompanying consolidated balance sheets of Tele Celular Sul Participações S.A. (“the Company”) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tele Celular Sul Participações S.A. and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 31 to the consolidated financial statements).
..

Curitiba, Brazil
January 16, 2004

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Marcos Antonio Quintanilha

Marcos Antonio Quintanilha
Partner

Contents

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2003
(In thousands of Brazilian Reais)

	December 31,
	2002	2003
Assets

Current assets
Cash and cash equivalents	11,147	20,682
Marketable securities (note 4)	421,687	398,040
Trade accounts receivable, net (note 5)	165,801	230,824
Inventories (note 6)	15,573	16,241
Recoverable taxes (note 7)	42,386	29,816
Deferred taxes (note 8)	44,590	52,562
Other	4,607	4,473
	705,791	752,638

Non current assets
Marketable securities	7,705	-
Recoverable taxes (note 7)	4,667	6,200
Deferred taxes (note 8)	184,673	139,453
Judicial deposits (note 10)	11,148	14,939
Other	774	363
	208,967	160,955

Permanent assets
Investments (note 11)	24,320	11,470
Property, plant and equipment, net (note 12)	655,949	676,887
Deferred charges (note 13)	52,858	34,763
	733,127	723,120

Total Assets	1,647,885	1,636,713

	December 31,
	2002	2003
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable (note 14)	123,677	197,234
Loans and financings (note 15)	38,052	42,751
Debentures (note 16)	210,114	-
Salaries and related charges (note 17)	14,115	13,487
Taxes and social contribution payable (note 18)	42,958	72,816
Interest on shareholders’ equity payable	17,697	16,086
Dividends payable	12,489	32,723
Usage license	-	16,728
Other liabilities	24,968	26,524
	484,070	418,349
Noncurrent liabilities
Loans and financings (note 15)	72,919	39,432
Taxes and social contributions payable (note 18)	74,193	58,837
Accrual for pension plan (note 20)	2,833	3,733
Provision for contingencies (note 19)	8,951	11,863
	158,896	113,865

Minority interest	159,589	177,513
	159,589	177,513

Shareholders’ equity (note 21)
Capital	324,666	369,163
Capital reserve	178,062	148,565
Revenue reserves	342,602	409,258
	845,330	926,986

Total Liabilities and Shareholders’ equity	1,647,885	1,636,713

See accompanying notes.

Contents

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2001, 2002 and 2003
(In thousands of Brazilian Reais)

	Years ended December 31,
	2001	2002	2003
Gross operating revenues (note 22)	1,061,796	1,151,508	1,414,900

Deductions from gross revenues (note 22)	(264,917)	(254,684)	(326,906)

Net operating revenues (note 22)	796,879	896,824	1,087,994

Cost of merchandise sold and services rendered (note 23)	(406,033)	(486,383)	(576,914)

Gross profit	390,846	410,441	511,080

Operating revenues (expenses)
Selling (note 24)	(181,424)	(185,446)	(229,736)
General and administrative (note 25)	(71,909)	(83,346)	(97,752)
Equity in loss of affiliated company	(1,888)	(4,288)	(4,307)
Other operating expenses, net (note 26)	(24,271)	(27,589)	(37,214)
	(279,492)	(300,669)	(369,009)
Operating income before financial results	111,354	109,772	142,071

Financing revenues (expenses)
Interest income	22,322	64,249	111,766
Interest expenses	(55,366)	(65,442)	(69,016)
Foreign exchange losses, net	(8,124)	(10,639)	(4,681)
	(41,168)	(11,832)	38,069
Operating income	70,186	97,940	180,140
Non-operating income (expenses), net (note 27)	10	(127)	12,842
Income before taxes	70,196	97,813	192,982

Income tax and social contribution (note 28)	672	(19,473)	(42,423)
Minority interest	(10,979)	(12,566)	(29,757)
Net income for the year	59,889	65,774	120,802
Net income per thousands shares outstanding at year end (R$)	0.18	0.19	0.34
Number of outstanding shares on December 31 (thousands)	337,219	342,970	356,478

See accompanying notes.

Contents

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2001, 2002 and 2003
(In thousands of Brazilian Reais)

		Capital reserve	Revenue Reserves
	Capital	Special goodwill reserve	Legal reserve	Unrealized profits reserve	Special reserve for dividends	Income reserve for	Retained earnings	Total
Balances at December 31, 2000	175,772	205,603	17,512	94,228	-	-	276,966	770,081
. Capital increase	69,261	(9,908)	-	-	-	-	(59,353)	-
. Net income for the year	-	-	-	-	-	-	59,889	59,889
. Realization of unrealized profits reserve	-	-	-	(94,228)	-	-	94,228	-
. Special reserve for dividends	-	-	-	-	19,257	-	(19,257)	-
Profit reserve for expansion	-	-	-	-	-	327,838	(327,838)	-
Appropriation of net income for the year:
. Legal reserve	-	-	2,994	-	-	-	(2,994)	-
. Interest on shareholders’ equity	-	-	-	-	-	-	(20,782)	(20,782)
. Dividends	-	-	-	-	-	-	(859)	(859)
Balances at December 31, 2001	245,033	195,695	20,506	-	19,257	327,838	-	808,329
Capital increase	79,633	(17,633)	-	-	-	(62,000)		-
. Net income for the year	-	-	-	-	-	-	65,774	65,774
. Realization of unrealized profits reserve	-	-	-	-	(10,602)	-		(10,602)
. Profit reserve for expansion	-	-	-	-	-	44,314	(44,314)	-
Appropriation of net income for the year:
. Legal reserve	-	-	3,289	-	-	-	(3,289)	-
. Interest on shareholders’ equity	-	-	-	-	-	-	(17,000)	(17,000)
. Dividends	-	-	-	-	-	-	(1,171)	(1,171)
Balances at December 31, 2002	324,666	178,062	23,795	-	8,655	310,152	-	845,330
. Capital increase	44,497	(29,497)	-	-	-	(15,000)	-	-
. Net income for the year	-	-	-	-	-	-	120,802	120,802
. Realization of special reserve for dividends	-	-	-	-	(8,655)	-	-	(8,655)
. Profit reserve for expansion	-	-	-	-	-	84,271	(84,271)	-
Appropriation of net income for the year:
. Legal reserve	-	-	6,040	-	-	-	(6,040)	-
. Interest on shareholders’ equity	-	-	-	-	-	-	(12,000)	(12,000)
Dividends	-	-	-	-	-	-	(18,491)	(18,491)
Balances at December 31, 2003	369,163	148,565	29,835		-	379,423	-	926,986

See accompanying notes.

Contents

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2001, 2002 and 2003
(In thousands of Brazilian Reais)

	Years Ended December 31,
	2001	2002	2003
Financial resources were provided by:
Operations
Net income for the year	59,889	65,774	120,802
Items not affecting working capital
Depreciation and amortization	181,950	201,763	211,798
Exchange and monetary variations and interest on long-term liabilities	12,519	12,992	12,067
Provision for contingencies	4,578	2,858	2,912
Equity in loss of affiliated company	1,888	4,288	4,307
Net book value of disposed investment on affiliated company	-	-	6,929
Net book value of property, plant and equipment sold	883	2,171	921
Pension plan contributions	65	594	900
Minority interest	10,979	12,566	17,924
Blah! S.A. (former Timnet.com) non-consolidation effects	(4,736)	-	-
Other	-	(753)	(1,057)
Third parties
Increase of long-term liabilities	23,436	18,343	-
Transfer from long-term receivables to current assets	19,093	67,134	60,728
Total resources provided	310,544	387,730	438,231

Financial resources were used for:
Deferred and recoverable taxes	19,614	16,534	8,827
Judicial deposits	225	240	3,791
Marketable securities	-	7,705	-
Other	1,168	242	98

Permanent assets
Investments	11,100	926	-
Property, plant and equipment	101,684	64,512	212,891
Deferred charges	45,615	3,227	-
Dividends and interest on shareholders’ equity	21,641	28,773	39,146
Transfer from long-term liabilities to current	17,818	248,566	60,910
Total resources used	218,865	370,725	325,663
Increase (decrease) in working capital	91,679	17,005	112,568

Changes in working capital

Working capital at the end of the year:
Current assets	376,197	705,791	752,638
Current liabilities	171,481	484,070	418,349
	204,716	221,721	334,289
Less working capital at the beginning of the year	113,037	204,716	221,721
Increase (decrease) in working capital	91,679	17,005	112,568

See accompanying notes.

Contents

TELE CELULAR SUL PARTICIPAÇÕES S.A. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
At December 31, 2001, 2002 and 2003
All amount in thousand of Brazilian Reais unless otherwise indicated

1 Operations and background

(a) History

Tele Celular Sul Participações S.A. (“the Company”) was founded in accordance with Article 189 of Law No. 9,472/97 – General Telecommunications Law and based on Decree No. 2546/98 as of April 14, 1998, as a result of the spin-off of Telecomunicações Brasileiras S.A. approved at the Shareholders Meeting held on May 22, 1998.

The Company is a publicly traded company directly controlled by TIM Brasil Serviços e Participações S.A. (former Bitel Participações S.A.), which has, as of December 31, 2003, held 52.51% of the Company’s voting capital and 22.21% of the Company’s total capital.

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Brazilian Real (R$) in relation to the US Dollar affects the Company’s financial statements. The exchange rate of the Brazilian Real to the US Dollar was R$2.3204:US$1.00, R$3.5333:US$1.00 and R$2.8892:US$1.00 at December 31, 2001, 2002 and 2003, respectively. At December 31, 2002 and 2003, the loans based in US Dollar represented 13% and 29% of Company’s total consolidated debt, respectively.

(b) Corporate restructuring plan

When the parent company of Tele Celular Sul Participações S.A. (“parent company”) acquired the participation in common shares of the Company as a result of the privatization process, a higher price was paid in relation to the book value of the Company, thus generating a goodwill at the parent company level. During the first quarter of 2000, Tele Celular Sul Participações S.A. and the parent company began a restructuring process in order to transfer the goodwill to the operating subsidiaries in order to obtain the tax deductibility of the goodwill amortization. The estimated tax benefit amounted to approximately R$205,000. At the end of 2003, the tax benefit amounted to R$25,287 (R$25,250 in 2002).

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

As of December 31, 2003 the remaining value of the resulting tax credit in relation to both income taxes and social contribution tax on profits of the subsidiary was R$115,819 (R$141,106 in 2002). This is shown in the balance sheet as part of deferred taxes (R$24,857 as current and R$90,962 as noncurrent assets on December 31, 2003 and R$24,857 and R$116,249 on December 31, 2002, respectively).

Under the terms of the reorganization, the resulting tax benefit reverts to the benefit of the controlling shareholder that originated the goodwill without, however, causing any negative effects on the Company’s profitability or the flow of dividends to its minority shareholders. The effect of the reorganization on the balance sheet and income statement accounts as at December 31, 2002 and 2003 and for the years then ended is shown below:

Balance sheet effects:

	December	December
	31, 2002	31, 2003

Unamortized balance of goodwill	414,964	340,643
Provision for maintenance of shareholders equity	(273,858)	(224,824)

Tax benefit balance presented under “Deferred taxes”	141,106	115,819

Income statement effects:

	2002	2003

Goodwill amortization	(74,322)	(74,321)
Provision reversal	49,072	49,034
Tax credit balance	25,250	25,287

Net income effect	-	-

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

(c) Company subsidiaries

The Company has the ownership control of TIM Sul S.A. (former Telepar Celular S.A.), acting in an integrated way with its subsidiary. From January 1st, 2001 and through November 30, 2002 the Company had also the ownership of Telesc Celular S.A. and CTMR Celular S.A. These companies were merged into TIM Sul S.A. (former Telepar Celular S.A.) as mentioned in the note 1.d bellow.

The subsidiary TIM Sul S.A. is a provider of mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and Rio Grande do Sul (only the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu).

The Company had an investment in Blah! S.A. (former Timnet.com S.A.), which was created on July 13, 2000 in order to provide internet access and related services to end users, internet hosting and other services, web design, information technology and data processing services, information technology and telecommunications consulting and technical support. At December 31, 2002 the participation of the Company in Blah! S.A. was 20% and was recorded as investment in affiliated companies using the equity method of accounting.

During 2003, the Company sold its 20% interest in Blah! S.A., to the related party TIM International N.V. See footnote 11 for further details.

(d) Corporate reorganization

On November 19, 2002 the Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A. shareholders’ meeting approved a corporate reorganization, in which all shares issued by Telesc Celular S.A. and CTMR Celular S.A., previously owned by Tele Celular Sul Participações S.A. and other minority interests, were fully transferred to Telepar Celular S.A. through an exchange of shares. Telesc Celular and CTMR Celular paid in cash for the minority interests who exercised the right of withdrawal.

On July 31, 2003 with the previous approval of Anatel-Agência Nacional de Telecomunicações, the independent regulatory agency, the Telepar Celular S.A. and its subsidiaries’ (Telesc Celular and CTMR Celular) Shareholders Meeting approved the Board of Directors proposal for the merger of Telesc Celular S.A. and CTMR Celular S.A. into Telepar Celular S.A. At the same meeting, the subsidiary changed its name from Telepar Celular S.A. to TIM Sul S.A.

As TIM Sul S.A. already owned 100% of the shares of Telesc and CTMR, its equity did not increase. As consequence, there was no share issuance since Telesc and CTMR equity had already been recorded in TIM Sul’s consolidated financial statements. Due to the merger process, the Telesc and CTMR shares were cancelled.

The objective of this corporate reorganization was to create an operational integration between the subsidiaries, which will allow the sharing of the business knowledge and result in cost reduction associated with maintaining three separate entities.

(e) Technological platform

The subsidiaries use the TDMA (Time-Division Multiple Access) technology in its cellular phone services. During the third quarter of 2003 the subsidiary TIM Sul S.A. started the introduction and the operation of the GSM (Global System for Mobile Communication) technology. The Company estimates that the full implementation of the GSM technology will be completed during the next year and that both technologies (GSM and TDMA) will be operated simultaneously. Capital expenditures in the GSM technology during 2003 amounted to R$175.9 million.

(f) Migration from SMC to SMP

On December 10, 2002, the subsidiaries converted their prior concessions to provide services in the SMC – Serviço Móvel Celular, or the Cellular Communication Service (CCS), into concessions to provide services in the SMP – Serviço Móvel Pessoal, or the Permanent Communication Service (PCS).

As a result of the migration to SMP, the Company has new regulatory service quality standards and has introduced the CSP Program –Programa de Código de Seleção de Prestadora, or Telecommunication Service Provider Selection Code, which allows the subscribers to choose the long distance carriers on a per call basis. Furthermore, the Company and its subsidiaries will have the right to determine the price of their service plans, subject to ANATEL approval.

The Company provides mobile telephone services under concession terms granted by the Federal Government. The concessions will expire on September 3, 2007, for state of Paraná, September 30, 2008, for the state of Santa Catarina, and April 14, 2009, for Pelotas, Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul. The concessions may be subsequently renewed for an additional period of 15 years by the granting authority, after the payment of a new concession fee which amount will be determined by the authorities at that date.

2 Presentation of the financial statements

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

b) Consolidated financial statements

The consolidated financial statements include the consolidated assets and liabilities of the Company and its subsidiaries, and the results of operations of Telesc Celular S.A. and CTMR Celular S.A. for the years ended December 31, 2001 and for the period from January 1, 2002, through November 30, 2002, as well as, the results of operations of TIM Sul S.A. (former Telepar Celular S.A) for the years ended December 31, 2001, 2002 and 2003.

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

The Company’s ownership percentage in the subsidiaries as of December 31, 2001, 2002, and 2003 was the following (% of total capital and voting capital):

	December 31,

	2001	2002	2003

TIM Sul S.A. (formerly Telepar Celular S.A.)
Total capital	73.57%	80.79%	81.32%
Voting capital	87.43%	90.19%	90.44%
Telesc Celular S.A.
Total capital	83.13%	-	-
Voting capital	91.62%	-	-
CTMR Celular S.A.
Total capital	78.55%	-	-
Voting capital	81.32%	-	-

c) Reclassification to the financial statements for the years ended December 31, 2001 and 2002

Some reclassifications have been made to prior years amounts in order to provide a better presentation and comparison with current year statements of income as follows:

	2001		2002

	Current amount	Amount originally disclosed	Current amount	Amount originally disclosed

Gross Profit
Gross operating revenues
Reclassified from other operating expenses, net the infra-structure rental	1,061,796	1,056,346	1,151,508	1,145,948
Operating revenues (expenses)
Other operating expenses, net
Reclassified to gross operating revenues the infra-structure rental
Reclassified from interest expenses the PIS and COFINS on interest income	(24,271)	(15,584)	(27,589)	(14,902)
Financing revenues (expenses)
Interest income

Reclassified to foreign exchange losses the hedging activities	22,322	45,278	64,249	121,310
Interest expenses
Reclassified to foreign exchange losses the hedging activities
Reclassified to other operating expenses the PIS and COFINS on interest income	(55,366)	(72,045)	(65,442)	(103,535)
Foreign exchange losses, net
Reclassified from other interest income and expenses the hedging activities	(8,124)	(17,638)	(10,639)	(36,734)

3 Summary of significant accounting practices

These financial statements were prepared according to the accounting practices adopted in Brazil, and were translated from Portuguese into English. Additionally, some terminology was changed and certain footnotes were complemented to better represent the reporting standards prevailing in the United States of America.

The significant accounting practices adopted in the preparation of the consolidated financial statements, are consistent with those adopted in prior periods.

(a) Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

(b) Marketable securities

Marketable securities represent temporary investments to be held up to the maturity dates which are generally less than one year, and are recorded at cost, as current and long term assets, plus interest earned up to the balance sheet date.

(c) Trade accounts receivable

Represent (i) services and products billed to customers, (ii) services rendered to customers up to the balance sheet date and not yet billed and (iii) amounts from the usage of the telecommunication network by subscribers of other telecommunications companies.

The allowance for doubtful accounts is recorded based on a periodic review by management which takes into consideration the customer base profile, the aging of overdue accounts. Management believes the provision amount is sufficient to cover estimated losses of the receivables.

(d) Inventories

Inventories primarily include cellular handset equipment and are stated at average acquisition cost net of provisions for reduction to market value, when applicable.

(e) Investments

Represents the investment in affiliate, which is recorded based on the equity method, and the goodwill generated in the acquisition of additional shares in TIM Sul S.A. The accounting practices adopted by the affiliate are consistent with those adopted by the Company.

(f) Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at the rates shown in Note 12, which take into consideration the useful lives of the assets. Expenditures for repairs and maintenance of existing property, plant and equipment, are expensed as incurred except those which extend the useful lives of the related assets, as well as the interest computed on debts that finance the construction of property, plant and equipment, are capitalized and amortized over the remaining useful life.

Interest on loans to finance constructions in progress is added to their cost, in accordance with CVM Resolution 193/96.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2001, 2002 and 2003.

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

(h) Interest attributed to shareholders’ equity

Brazilian corporations are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends. The amount of interest is at the Company’s discretion and is deductible for income tax purposes. The Company has elected to pay such interest to its shareholders with respect to the years ended December 31, 2001, 2002 and 2003, and has accrued the amount due, net of withholding tax, with a direct charge to shareholders’ equity. The distribution of such interest to shareholders is subject to withholding for income tax at the rate of 15%.

(i) Income and social contribution taxes

These taxes are calculated and recorded based on the tax rates prevailing on the date of the consolidated financial statements. Deferred taxes are recorded on temporary differences and on income and social contribution tax loss carryforwards, whenever applicable. Under Brazilian tax legislation, tax losses related to income tax and negative social contribution tax basis have no expiration date and may be used to off-set taxable income in any given year up to a maximum of 30% of such taxable income.

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

(m) Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer.

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

(p) Employees’ bonus performance premium

As the operating targets are met, the Company records a provision for employees’ bonus performance premium, subject to approval by the Annual General Meeting of Shareholders. Such expenses are recorded as “general and administrative expenses”.

(q) Pension plan – actuarial gains and losses recognition

The Company and its subsidiaries maintain pension and post-retirement benefits plan for certain employees (see Notes 20 and 31.III.a).

Accounting standards established by accounting practices adopted in Brazil through December 31, 2000 required recognition as pension plan cost of the amounts of contributions due in each period on an accrual basis.

During the year ended December 31, 2001, the Brazilian Securities and Exchange Commission – CVM approved a new standard (CVM No.371) which modified the accounting for pension and other post-retirement benefits. As allowed by the CVM, the Company and its subsidiaries have elected to record the adjustments related to their actuarial liabilities over a period of five years commencing in 2002. The effect of such accounting change was R$587 for the year ended December 31, 2002. For the year ended December 31, 2003 such amount was fully reversed due to the migration to TIMPREV plan.

For Brazilian GAAP purposes the actuarial gains and losses related to the pension plans financed by the Company have been computed based on the highest value between 10% of the present value of the actuarial liability and 10% of the fair value of the plan assets.

(r) Minority interest

The minority interest corresponds to the interest of the minority shareholders in the subsidiaries.

(s) Use of estimates

The preparation of financial statements in accordance with accounting practices generally accepted in Brazil requires management to use estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosures of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the period. The actual results may differ from those estimates.

(t) Net income per thousand shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

4 Marketable securities – current and noncurrent

The balance of marketable securities is comprised as follows:

	2002	2003

Banco do Brasil S.A.	288,246	385,153
Unibanco S.A.	26,843	-
Banco HSBC	30,906	-
Citibank S.A.	30,485	9,468
Santander S.A.	10,332	-
Banco Real S.A.	18,473	-
Bank Boston S.A.	24,107	3,419

	429,392	398,040

Current	421,687	398,040
Noncurrent	7,705	-

The investments consist of Federal Government securities and banking deposits certificates (CDB), with due dates during 2004, with average interest of 108% (between 99.5% to 100% in 2002) of the Interbank Deposit Certificate (CDI) rate (23.25% December 31, 2003 and 19.10% at December 31, 2002).

5 Trade accounts receivable, net

	2002	2003

Services billed	35,040	46,559
Services unbilled	35,649	46,877
Use of network	35,872	63,294
Sales of merchandise	65,773	92,550

	172,334	249,280
Allowance for doubtful accounts	(6,533)	(18,456)

	165,801	230,824

Accounts receivable aging list	2002	2003

Not yet due	147,773	221,808
Due up to 60 days	16,029	16,646
Due over 60 days	8,532	10,826

Changes in the allowance for doubtful accounts were as follows:

	2001	2002	2003

Balance at beginning of year	12,733	6,852	6,533
Balance transferred through the merger of subsidiaries	-	-	3,641
Amounts charged to selling expenses	18,335	30,761	30,044
Write-offs against the provision	(24,216)	(31,080)	(21,762)

Balance at end of year	6,852	6,533	18,456

6 Inventories

	2002	2003

New handsets, accessories, cards and kits	15,726	15,823
Used handsets	1,140	1,272
Provision for realization value adjustment	(1,293)	(854)

	15,573	16,241

7 Recoverable taxes – current and non-current

	2002	2003

Income tax
Prepayments	16,392	180
Withholding tax on financial investments	6,694	11,562
Withholding tax on interest on shareholders’ equity	856	11,981
Social contribution tax
Prepayments	7,553	77
ICMS (State VAT)	15,558	11,673
PIS (Federal VAT)	-	543

	47,053	36,016

Current	42,386	29,816
Noncurrent	4,667	6,200

8 Deferred taxes – current and noncurrent

	2002	2003

Deferred taxes
Tax loss carryforwards	64,771	52,411
Temporary differences
Exchange variations	7,413	-
Allowance for bad debt	3,055	6,513
Amortization of goodwillon privatization process	7,031	4,504
Provision for contingencies	3,043	4,033
Employees bonus performance premium	1,442	1,575
Provision for pension plan	963	1,270
Provision for reduction to market value of inventories	439	290
Depreciation for handsets granted to customers	-	4,655
Others	-	945
Tax benefit related to goodwill paid on privatization	141,106	115,819

	229,263	192,015

Current	44,590	52,562
Long-term	184,673	139,453

At December 31, 2003, the Company and its subsidiaries had consolidated operating losses carryforwards totaling R$154,162 and R$154,391 for income tax and social contribution purposes, respectively (R$190,618 and R$190,721 as of December 31, 2002). The loss carryforwards have no expiration date and are available to offset up to 30% of the Companies’ future taxable income in any given year.

The tax benefit related to goodwill paid on privatization refers to the future tax benefit arising from the restructuring plan approved by the Extraordinary Shareholders General Meeting at June 30, 2000. On that date the goodwill paid by the shareholders in the privatization process was transferred to TIM Sul S.A. (former Telepar Celular S.A.), Telesc Celular S.A. and CTMR Celular S.A., according to the corporate restructuring process mentioned in note 1.b. The counter-entry to the recognition of the tax benefit balance is recognized directly in shareholders’ equity as a capital reserve and is being amortized using rates based on the estimated future profitability and the length of the concessions, which will terminate in 2008. The goodwill amortization was recorded as “other operating expenses, net”.

During 31, 2003, R$25,287 (R$25,250 in 2002 and R$25,270 in 2001) related to such goodwill was realized. Also under the terms of the restructuring, the effective tax benefit realized in each fiscal year will subsequently be capitalized in the name of the controlling shareholder, and minority shareholders are ensured the right to preference in the acquisition of a proportional amount of new capital from the controlling shareholder. The capital reserve recorded by the Company represents its rights to the future capitalization. (see note 21-b).

Based on the forecast prepared by the Company’s management, the deferred tax assets (long term) substantially comprised by tax credits related to losses carry-forward and goodwill paid in the privatization, will be realized as follows:

2003

2005	54,343
2006	43,649
2007	25,384
2008	16,077

139,453

9 Related party transactions

The main transactions between the Company and subsidiaries, which have been eliminated in these consolidated financial statements, are represented by network use services and loans, and were carried out under agreed upon terms. A summary with transactions with related parties is as follows:

	Tele Nordeste Partic. S.A. (1)	Maxitel Celular S.A.(1)	TIM Celular Centro Sul S.A.(1)	TIM Brasil S.A.(2)	Blah! S.A. (former Timnet) (3)	Tim Internacional N.V.(4)	Total

Assets
Loans and other receivables
2002	47	244	31	141	-	-	463
2003	323	20	241	259	-	-	843
Liabilities
Loans
2002	-	-	-	527	26	-	553
Other liabilities
2002	54	51	-	-	162	-	267
2003	26	23	5,252	-	-	-	5,301
Other information
Other non-operating
revenues – cash received
on sale of investment
(Blah!), net of carrying
value of R$6,929 -2003	-	-	-	-	-	12,571	12,571
Financing revenues
2002	-	-	137	10	-		147
Other revenues
2002	606	355	-	-	-	-	961
2003	754	384	-	-	-	-	1,138
Cost of services – selling
expenses
2002	(530)	(435)	-	-	-	-	(965)
2003	(514)	(556)	(4,003)	-	-	-	(5,073)
(1)	related party
(2)	parent company
(3)	affiliated company
(4)	TIM Brasil’s parent company – indirect controlling shareholder

The transactions with related parties were carried out under the same conditions applied with third parties. For the loans the Company uses an annual interest rates of 101.2% per year of the Brazilian Interbank rate (CDI), which represented 23.25% per annum as at December 31, 2003 (19.10% per annum in 2002)

10 Judicial deposits

	2002	2003

Convênio ICMS 69/98	11,148	11,460
Others	-	3,479

	11,148	14,939

The judicial deposit related to the “ICMS Convênio 69/98” claim. Based on the opinion of the external legal advisors, the Company believes that there is a “remote” probability of loss and therefore, no provision for contingency was recorded in relation to this issue.

Others judicial deposits refer to sundry fiscal and civil claims.

11 Investments

	2002	2003

Investments

Goodwill on acquisition of additional shares in TIM Sul S.A.	12,806	11,450
Affiliated company (Blah! S.A.)	10,179	-
Other	1,335	20

	24,320	11,470

On December 18, 2003 the Company sold its 20% interest in Blah! (former Timnet.com) to TIM International N.V., a related party which is the controlling shareholder of TIM Brasil Serviços e Participações S.A. and therefore, is under the common control of Telecom Italia S.p.A., for R$19,500, generating a gain of R$12,571 that was recorded in “Non-operating results”.

12 Property, plant and equipment

	2002			2003

	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net	Annual Depreciation %

Switching equipment	231,392	(102,335)	129,057	269,880	(136,739)	133,141	14.29
Transmission equipment	825,456	(459,956)	365,500	867,012	(563,488)	303,524	14.29
Handsets granted to customers	23,988	(14,545)	9,443	29,043	(22,283)	6,760	50.00
Network infrastructure	147,881	(55,195)	92,686	179,084	(78,404)	100,680	33.33
Hardware	42,036	(19,848)	22,188	47,664	(27,457)	20,207	20.00
Others	7,601	(4,049)	3,552	8,909	(4,788)	4,121	10.00
Software	29,024	(10,873)	18,151	57,272	(18,088)	39,184	20,00
Usage license	-	-	-	17,557	(1,889)	15,668	20.00

Assets and installations in use	1,307,378	(666,801)	640,577	1,476,421	(853,136)	623,285
Construction in progress	15,372	-	15,372	53,602	-	53,602

	1,322,750	(666,801)	655,949	1,530,023	(853,136)	676,887

(a) Interest capitalization

During the years ended December 31, 2001, 2002 and 2003, interest of R$4,148, R$646 and R$1,994 respectively, was capitalized as part of the cost of property, plant and equipment.

(b) Leases

The Company leases equipment and facilities under various operating agreements with different terms, which can be terminated without cost. The annual lease expenses under those agreements were R$16,106, R$16,675, and R$4,526 for the years ended December 31, 2001, 2002, and 2003, respectively.

(c) Recoverability of property, plant and equipment

As described in Note “1.e”, the Company and its subsidiary TIM Sul S.A., started the implementation and the operation of the GSM technology in their service network during the third quarter of 2003. Taking in consideration that the subsidiary will keep both the TDMA and GSM technologies in operation simultaneously, no adjustment to the Company’s assets was considered necessary as a result of the introduction of the new GSM technology.

(d) Usage license

In July 2003, the Company obtained a license to use the radiofrequency blocks related to providing SMP (PCS) services as described in note 1.f. The usage license is valid during the concession periods described in note 1.f. In connection with this license contract the Company agreed to pay R$17,557, which was recorded as “Usage license” in the property, plant & equipment group and is being amortized in accordance with the period of the concessions as described in note 1.f. There is no any specific commitment assumed by the Company other than those related to the compliance with ANATEL rules

From the total due amount, R$1,755 was paid during 2003 and the remaining balance will be paid in a single installment due on July 2004. The remaining balance is subject to interest of 1% per month and was accounted under the “Usage license” in current liabilities. Those relate interests are expensed as incurred.

13 Deferred charges

	2002	2003

Software development costs	91,703	91,703
Accumulated amortization of software development costs	(38,845)	(56,940)

	52,858	34,763

14 Accounts payable

	2002	2003

Suppliers	110,186	182,619
Network usage service	13,491	14,615

	123,677	197,234

15 Loans and financing

(a) Composition

					Swap entered into to swap financial charges to:

					December 31, 2002		December 31, 2003

	Currency of denomination	Interest rate (p.a%)	Balance as of December 31, 2002	Balance as of December 31, 2003	Notional amount	Interest rate swapped (%p.a.)	Notional amount	Interest rate swapped (%p.a.)

US dollars
Suppliers	US$	6.61% to 7.3%	2,482	1,613	2,482	100% of CDI	1,613	100% of CDI
Eximbank	US$	7.03%	39,134	22,344	39,134	100% of CDI	22,344	100% of CDI
Brazilian reais
BNDES	R$	TJLP plus 4%	49,993	39,478	—	—	—	—
BNDES	R$	Umbndes plus 4%	19,362	18,748	—	—	—	—

Total			110,971	82,183
Less current maturities			(38,052)	(42,751)

Long term			72,919	39,432

References:

TJLP
- “Taxa de Juros de Longo Prazo”, a long-term interest rate reset quarterly by the Brazilian Central Bank. At the fourth quarter ended December 31, 2003, the TJLP rate was 11.00% per annum (10.00% at the fourth quarter ended December 31, 2002).

CDI	- Interest rate on interbank certificates of deposit. During the year ended December 31, 2003 the annual average CDI interest rate was 23.25% (19.10% in 2002).
Umbndes
- Monetary unit of BNDES, a unit indexed to a basket of currencies in which the BNDES is funded. During the year ended December 31, 2003 the annual average Umbndes interest rate was 12.10% (12.76% in 2002).

Eximbank	- Export and Import Bank of the United States of America
BNDES	- Banco Nacional de Desenvolvimento Econômico and Social

(b) Maturities over one year

2003

2005	19,799
2006	19,131
2007	502

39,432

(c) Covenants

The BNDES loans are subject to certain covenants covering EBITDA margin, debt coverage, coverage of net financial expenses and indebtedness. The Company and its subsidiaries were in compliance with all the restrictive clauses at December 31, 2002 and 2003.

The Company guarantees all the debt of its subsidiaries.

16 Debentures

In 2000 TIM Sul S.A. (former Telepar Celular S.A.) issued 20,000 non-convertible debentures, totaling R$200,000. Those debentures were subject to interest rate equal to 102.7% of the Brazilian Interbank Rate – CDI (see note 15), payable semiannually. On October 2, 2003 the Company repaid such debentures, which amount totaled R$224,060 at that date.

17 Salaries and related charges

	2002	2003

Salaries	2,336	1,820
Social charges	6,977	6,756
Other labor benefits	556	280
Employees bonus performance premium	4,246	4,631

	14,115	13,487

The Company is annually subject to collective-bargaining agreement with its labor union in which 100% (in 2001) and 92% (in 2002 and 2003) of the employees were covered.

18 Taxes and social contribution payable – current and noncurrent

	2002	2003

Income tax	747	2,130
Social contribution tax	74	986
ICMS (State value added tax)	106,035	118,111
PIS (Federal VAT)	1,928	1,124
COFINS (Federal sales taxes)	6,659	5,466
Fistel fee	1,085	3,084
FUST fee	397	492
FUNTTEL fee	199	246
Other	27	14

	117,151	131,653

Current	42,958	72,816
Noncurrent	74,193	58,837

Maturity dates
		2003

2005		34,056
2006		20,574
2007		4,207

		58,837

The subsidiary TIM Sul S.A., entered into an agreement with the Paraná State to defer ICMS tax to be paid in 48 months after the respective generating event, subject to interest based on UPF/PR index which in 2003 was 9.550% per year (9.989% in 2002). This benefit was granted by the State of Paraná through the “Programa Paraná Mais Emprego” (Paraná Program for More Employment).

19 Provision for contingencies

The Company and its subsidiaries are a party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and has recorded provisions when management believes that it can reasonably estimate probable losses, based on their legal advisors. No provisions are recorded for the lawsuits whose outcome is considered favorable to by the lawyers, including lawsuit challenging the ICMS tax (State VAT) as mentioned in Note 10 and below.

The provision for contingencies can be comprised as follows:

	2002	2003

Civil	6,653	7,764
Tax	30	1,529
Labor	2,268	2,570

	8,951	11,863

Civil claims

The provision for civil claims represents claims filed by former customers in connection with billing disputes.

Tax claims

In December 2003, TIM Sul S.A. received assessments from the state of Santa Catarina tax authorities with respect to ICMS (VAT State), totaling R$25,479. The Company is currently in discussions with the tax authorities. The assessments primarily relate to disputes as to the applicability of ICMS taxes over certain services provided by the Company. Based on the opinion of internal and external legal counsel, the management concluded that the probable losses to be incurred will be R$1,500, which was accrued in 2003.

Labor claims

The provision for labor claims represents management’s estimate of probable losses in relation to the various suits filed by former employees.

Potential litigation

Litigation Arising Out of Events Prior to the Breakup of Telebrás

Telecomunicações Brasileiras S.A.-Telebrás, Telecomunicações de Santa Catarina S.A.-Telesc, Telecomunicações do Paraná S.A.-Telepar and Companhia Telefônica Melhoramento e Resistência-CTMR, legal predecessors of the Company and of Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A., respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telesc, Telepar and CTMR prior to the effective date of the spin-off of their assets and liabilities to Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A. remains with their respective predecessors, except for those liabilities for which specific accounting provisions have been assigned to the cellular telecommunications companies at the spin-off. Any claims against Telesc, Telepar and CTMR which are not met by them could result in claims against Telesc Celular S.A., Telepar Celular S.A. and CTMR Celular S.A., since they received assets that could have been used to settle those claims had they not been spun off from their respective predecessors. Under the terms of the breakup of Telebrás, liabilities for any claims arising out of the acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (in which case Telebrás and the Company are jointly and severally liable) and any liabilities for which specific accounting provisions have been assigned to the Company. Creditors of Telebrás may challenge this allocation of liability. Management believes that the chances of any claims materializing and having a material adverse financial effect on the subsidiaries and/or the Company are remote and, therefore, no provision was recorded as of December 31, 2002 and 2003.

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

Even though the Company is unable to predict the final outcome of this lawsuit, management believes that a ruling favorable to the plaintiff is unlikely. Accordingly, the Company has not created a reserve in connection with this litigation. If an unfavorable ruling is issued against the Company, then the Company will lose the tax benefit derived from the premiums paid, and the tax liability will increase. We believe that an unfavorable decision would not have a material adverse effect on our business, results of operations, financial condition or prospects.

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

There can be no assurance that the Company will prevail in its position that the new interpretation by the State Treasury Secretaries is unlawful. If ICMS were applied retroactively to activation fees earned during the past five years the amount would not present a risk to the Company since according to Brazilian legislation, after a period of five years, the fiscal and accounting books of the companies cannot be assessed by the Tax Authorities.

20 Pension plans

The Company and its subsidiaries sponsor a defined benefits pension plan for a group of employees from the former Telebrás system, as a result of legal provisions established at the time of that company’s privatization in July 1998. The plan is administered by the Fundação Sistel de Seguridade Social – Sistel.

During 1999 and 2000, each sponsor of the plans managed by SISTEL began creating their own individual retirement plans. The sponsors maintained the joint plan only for those participants who had retired prior to January 31, 2000. During 2002, the Company began structuring a defined contribution plan, that would permit a migration to such plan to the employees under the defined benefit plan.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new defined contribution pension plan, TIMPREV, which provides new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

Through January 29, 2003, the deadline for migration to the new plan, 90% of the participants of the prior plan migrated to the new plan.

Under the new plan, the Company matches employee contributions at 100%. In accordance with the terms and conditions of the approved plan, TIMPREV provides the benefits listed below:

  Regular retirement pension
  Anticipated retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

The effects of the TIMPREV migration, which became effective as of February 2, 2003, are described in note 31.III.a.

The Company and its subsidiaries contributed to all the pension and health-care benefit plans, and recorded as expenses the amounts of R$1,267, R$1,459 and R$433 in 2001, 2002, and 2003, respectively.

However, as there was not a complete migration of the employees to TIMPREV, the pension and health care plans originated from the Telebrás system continue to exist and are summarized below:

PBS : Sistel pension plan, which has the characteristic of a defined benefit plan and includes the active employees that were part of the plans sponsored by the companies comprised by Telebrás system;

PBS Assistidos : multi-employer pension plan for inactive employees;

Convênio de Administração : agreement for management of pension payments to retirees and those receiving pensions of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.).

PAMEC : supplementary medical plan for employees and to the retirees of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.)

PBT : defined benefit pension plan for the retirees of the predecessor to the Company and its subsidiaries (Telecomunicações do Paraná S.A.).

PAMA : shared-cost medical plan for retired employees and their dependents.

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

In June 1998, after the breakup of Telebrás, the Company and its subsidiaries opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company and its subsidiaries allowed their participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$3,733, at December 31, 2003 (R$2,833 in 2002) will be used to cover the benefits of those employees who have not opted yet (4 employees on December 31, 2002 and 2003).

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

On March 18, 2003, the Shareholders’ Meeting approved a capital increase of R$29,229 (R$17,633 on April 16, 2002 and R$9,908 on April 25, 2001), through the issuance of 5,095,007,583 (2,169,230,189 in 2002 and 2,819,573,150 in 2001) common shares and 8,413,524,457 (3,582,198,751 in 2002 and none in 2001) preferred shares with no par value on behalf of TIM Brasil Serviços e Participações S.A. (former Bitel Participações S.A.) This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of Tele Celular Sul Participações S.A. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

The subscription price per 1,000 shares was R$1.77 (R$2.82 in 2002 and R$3.51 in 2001) for the common shares and R$2.40 (R$3.21 in 2002) for the preferred shares.

At the same Sharehoders’ Meeting, the shareholders approved another capital increase. As permitted by Brazilian Corporate Law, the capital increase was accomplished by transferring amounts from retained earnings, income reserve totaling R$15,000 and goodwill reserve accounts, totaling R$268. No capital shares were issued.

Shares with no par value represent the subscribed and paid-in capital at December 31, as follows:

	Common	Preferred	Total

2003
Quantity (in millions of shares)	134,453	222,025	356,478
Amount (R$)	139,237	229,926	369,163
2002
Quantity (in millions of shares)	129,358	213,612	342,970
Amount (R$)	122,454	202,212	324,666
2001
Quantity (in millions of shares)	127,189	210,030	337,219
Amount (R$)	92,419	152,614	245,033

The preferred shares are non-voting, except if the dividend to be paid to the holders of preferred shares is not paid for a period of three years. In such case they are entitled to full voting rights until such time as that dividend is paid in full for any year. Further, the preferred shares are entitled to priority over the common shares in the case of liquidation. The preferred shares are also entitled to preferential, noncumulative dividends calculated as the greater of (i) 6% of their nominal capital value or (ii) 3% of net equity per share as per the latest approved balance sheet. Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

At December 31, 2003 the Company’s common and preferred shares were quoted in the Bovespa - São Paulo Stock Exchange at R$3.03 and R$4.13, respectively (R$1.96 and R$2.74 in 2002), per thousand shares.

(b) Capital reserve

This reserve was generated by the corporate restructuring process implemented during 2000, mentioned in Note 1-b. At the end of each fiscal year, a portion of this reserve which corresponds to the tax benefit for the year can be capitalized in favor of the majority shareholder with the issuance of new shares. The respective capital increase should respect the preference of the minority shareholders in the proportion of its participation, by type and class of shares at the time of issuance. The amounts paid for exercising this right will be paid to the majority shareholder, in accordance with the Instruction CVM 319/99.

(c) Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

(d) Dividends

The dividends are being calculated in accordance with the Company’s By-Law and with Brazilian Corporate Law. According to the Company’s By-Law and Brazilian Corporate Law, the Company is required to distribute as minimum dividends at each fiscal year ending December 31, considering there are available funds for distribution, a total amount equivalent to 25% of the adjusted net income (as described below).

For the purposes of the Brazilian Corporation Law, and in accordance with Tele Celular Sul Participações S.A.’s By-Law, “adjusted net income” is an amount equal to the net profit adjusted to reflect allocations to or from: (i) the statutory and legal reserves, (ii) a contingency reserve for probable losses, if applicable, (iii) profit reserve for expansion, and iv) unrealized profit for reserve.

Statutory minimum dividends at December 31, 2002 and 2003 were calculated as follows:

	2002	2003

Net income for the year	65,774	120,802
(-) Constitution of legal reserve	(3,289)	(6,040)

Basis for computation of mandatory dividends	62,485	114,762

Mandatory dividends (25%)	15,621	28,691

Interest on shareholders’ equity	14,450	10,200
Complementary dividends	1,171	18,491
Realization (transfer to special reserve for dividends) of special reserve for dividends	10,602	8,655

Total proposed dividends	26,223	37,346

Common shares	9,891	14,087
Preferred shares	16,332	23,259

Dividends and Interest on shareholders’ equity per thousand shares (reais)
Common shares	0.0765	0.1047
Preferred shares	0.0765	0.1047

(e) Interest on shareholders’ equity

As recommended by management at December 31, 2002 and 2003, interest on shareholders’ equity, fully added to the dividends, was recorded in accordance with Law No. 9,249/95, Article 9. This amount was recorded net of income tax after the shareholders meeting approval, as follows:

	2002	2003

Interest on shareholders’ equity
Common shares	6,412	4,526
Preferred shares	10,588	7,474
Withholding tax	(2,550)	(1,800)

Net amount	14,450	10,200

(f) Special reserve for dividends

During 2001, the Shareholders Meeting approved the proposal made by management for the formation of a reserve for dividends payable in the amount of R$19,257, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand.

During 2003, management is proposing “Ad referendum” of the Shareholders Meeting the realization of remaining amount of the special reserve for dividends totaling R$8,655.

(g) Income reserve for expansion

The remaining balance of the year’s net income for 2003, allocated as prescribed by Law No. 6,404/76, Article 202, in the amount of R$84,271 comprises the balance of income reserve for expansion and will be used to continue expansion of network. The retention will be sustained by a capital budget to be approved at a shareholders meeting based on management proposal.

(h) Excess of reserves

As required by Law No. 6,404/76, Article 199, the Company will propose at the shareholders meeting the approval of a capital increase of R$60,000 due to the income reserves excess in relation to capital.

(i) Stock option plan

Under Brazilian Corporate Law, the Company can grant the option to acquire shares to its executives, employees and service-providers based on a plan approved by the Shareholders’ Meeting.

On May 2 2001, the Company’s shareholders approved an employee stock option plan, with the following objectives:

i) to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;

ii) to make available to key employees certain compensatory arrangements based on market value increase; and

iii) to align generally the interests of key employees and the interests of shareholders.

The Board of Executive Officers may authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of the directors and key officers. The amount of shares that may be issued under the stock option plan is limited to 1.5% of the Company’s capital stock on May 2, 2001. The maximum number of shares that can be granted under the stock option plan is 4,073,000.

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

During 2003 and 2002, no option granted to the Company’s key employees was exercised. At December 31, 2003, the closing price per 1,000 preferred shares was set as R$4.13 (R$2.74 in 2002) at the São Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the grant date.

22 Net revenues

	2001	2002	2003
Revenues from telecommunication services
Subscriptions	178,275	197,307	224,178
Usage of telephone	447,071	409,766	444,896
Long distance	-	-	39,330
Use of network	306,811	341,496	397,106
Equipment and infra structure rental	5,450	5,560	6,052
Other services	8,163	22,500	47,621

	945,770	976,629	1,159,183

Sale of cellular handsets and accessories	116,026	174,879	255,717

Gross operating revenues	1,061,796	1,151,508	1,414,900

Deductions from gross revenues
Taxes	(187,178)	(214,723)	(266,119)
Discounts	(75,825)	(38,307)	(60,732)
Other	(1,914)	(1,654)	(55)

	(264,917)	(254,684)	(326,906)

Net operating revenues	796,879	896,824	1,087,994

The Company is now entitled to receive long distance revenues only when telecommunications service users, including its customers, choose TIM Sul S.A. to carry their long distance calls.

Beginning in July 2004, the interconnection charges will be freely negotiated, by telecommunications service providers in Brazil, according to rules to be passed by Anatel.

Considering Telecom Italia Mobile S.pA. (TIM) controls the Company and several other companies (collectively the “Authorized Sister Companies”) operating in the telecommunications market in Brazil, the Company expects that in December 31, 2004 only one of the Authorized Sister Companies will be permitted by ANATEL to maintain its respective national and international long distance authorizations.

23 Costs of merchandise sold and services rendered

	2001	2002	2003

Salaries and social contribution charges	(8,724)	(8,965)	(10,110)
Third-party services	(12,365)	(17,392)	(26,409)
Interconnection	(121,761)	(133,213)	(147,357)
Depreciation and amortization	(150,121)	(164,362)	(169,453)
Cost of merchandise sold	(111,923)	(161,197)	(222,063)
Other	(1,139)	(1,254)	(1,522)

	(406,033)	(486,383)	(576,914)

24 Selling expenses

	2001	2002	2003

Salaries and social security charges	(22,445)	(20,388)	(25,669)
Third-party services	(106,746)	(94,888)	(126,769)
Allowance for doubtful accounts and losses	(18,335)	(30,761)	(30,044)
FISTEL fee	(24,601)	(24,642)	(32,137)
Depreciation and amortization	(8,028)	(13,802)	(13,188)
Other	(1,269)	(965)	(1,929)

	(181,424)	(185,446)	(229,736)

25 General and administrative expenses

	2001	2002	2003

Salaries and social security charges	(20,132)	(19,823)	(20,388)
Third-party services	(31,065)	(35,808)	(43,644)
Depreciation and amortization	(14,893)	(21,814)	(26,484)
Other	(5,819)	(5,901)	(7,236)

	(71,909)	(83,346)	(97,752)

During the years ended December 31, 2001, 2002, and 2003, the Company and its subsidiaries paid R$2,108, R$2,389, and R$2,223 to the Board of Directors, respectively.

26 Other operating income (expenses), net

	2001	2002	2003

Revenues
Penalty charged to customers on overdue payments	3,702	3,478	3,553
Reversal of provision for reduction to market value of inventories	8,983	646	947
Reversal of other provisions	137	184	581
Other	3,481	10,335	4,667

Sub total	16,303	14,643	9,748

Expenses

PIS and COFINS	(3,715)	(7,832)	(12,499)
Other taxes and contributions	(1,068)	(521)	(233)
Goodwill amortization (tax benefit from shareholders)	(25,270)	(25,250)	(25,287)
Goodwill amortization	(1,691)	(1,779)	(1,581)
Provision for contingencies	(4,578)	(2,533)	(2,921)
Other	(4,252)	(4,317)	(4,441)

Sub total	(40,574)	(42,232)	(46,962)

Total	(24,271)	(27,589)	(37,214)

27 Non-operating income (expenses), net

	2001	2002	2003

Gain (loss) on assets sale	266	207	271
Gain (loss) on investments	(256)	(334)	12,571

	10	(127)	12,842

28 Income and social contribution taxes

Current and deferred income and social contribution taxes are composed as follows:

	2001	2002	2003

Current income tax	(2,269)	(11,453)	(30,387)
Current social contribution	(939)	(4,203)	(11,001)
Deferred income tax	2,847	(2,785)	(759)
Deferred social contribution	1,033	(1,032)	(276)

Total	672	(19,473)	(42,423)

Income taxes in Brazil include income and social contribution taxes. The composite statutory rate was 34% for 2001, 2002 and 2003. Income tax expense at the statutory rate is reconciled to income tax expense in the statements of income as follows:

	2001	2002	2003

Income and social contribution taxes

Income before income and social contribution taxes	70,196	97,813	192,982
Permanent differences
Benefit from deductibility of interest on shareholders’ equity	(25,000)	(17,000)	(20,593)
Reversal of provision for maintenance of shareholders’ equity	(49,070)	(49,070)	(49,033)
Goodwill amortization	1,691	1,779	2,671
Participation in affiliates	1,888	4,288	4,307
Exchange variation and swap	-	5,470	-
Depreciation of handsets	2,156	5,942	(8,145)
Donations	1,708	203	268
Others	(5,546)	7,848	2,317

Income and social contribution taxes basis

	(1,977)	57,273	124,774

Income and social contribution expense at statutory rate (34%)

	672	(19,473)	(42,423)

29 Financial instruments

The Company and its subsidiaries carry out operations involving financial instruments with the aim of reducing risks relating to market, foreign exchange and interest rates. Such risks are controlled through specific policies, the establishment of operating strategies and limits, and other techniques for monitoring the positions.

The estimated market value of the financial instruments, primarily cash and cash equivalents, trade accounts receivable, and short-term financing instruments, approximates its book value because of the short maturity of those instruments.

At December 31, 2002 and 2003, the Company and its subsidiaries invested their financial resources mainly in investments backed by Certificados de Depósito Interbancário (CDIs - Interbank Deposit Certificates), recorded as Marketable Securities. There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of December 31, 2003 for transactions with similar characteristics, as below.

	December 31, 2002		December 31, 2003

	Book Value	Market Value	Book Value	Market Value

Long-term loans and financing and debentures, including current portion	321,088	310,862	82,183	82,725

(a) Loans and financing

Fair values of loans and financing are determined based on future cash flow and interest rates applicable to similar transactions, in same conditions and risks. The total liabilities denominated in United States dollars totaled R$23,957 (R$41,616 in 2002).

In addition to those financial instruments, the subsidiary TIM Sul S.A. maintains Swap Contracts between US Dollars and mix of currencies (UMBNDES) to CDI, in the amount of R$1,147 (R$28,224 in 2002), with due dates between 2004 and 2007. At December 31, 2003 the Company recognized gains related to these swap transactions of R$22,155 (R$28,271 in 2002 and R$9,172 in 2001), which were recorded as Financing Revenues and as a reduction on Loans and Financing.

(b) Limitations

The market values were estimated at a certain period, based on market information. Changes in assumptions may affect the estimates presented.

(c) Risk factors

The risk factors affecting the Company and subsidiaries’ instruments are the following:

(i) Exchange and interest rates risk

The exchange and interest rates risk relate to the possibility to compute losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company and its subsidiaries carry out hedge contracts with financial institutions.

At December 31, 2003, a portion of the loans was denominated in U.S. dollars and 100% of the loans were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results. The Company and its subsidiaries are also a party in agreements that allow to effectively pay interest at fixed rates on some of their debts contracted in variable interest rates.

(ii) Credit operating risk

The risk is related to the possibility to compute losses originating from the difficulty of collecting the amounts billed to customers, which are represented by resellers of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company and its subsidiaries perform credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company and its subsidiaries maintain individual credit limits, based on potential sales analysis, risk history and risk with collection problems. The Company and its subsidiaries generally do not require collateral from their customers.

(iii) Credit risk related to the sale of telephone sets

The Company and subsidiaries’ policy for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for resellers, the constitution of real guarantees are procedures adopted by the Company and its subsidiaries to minimize possible collection problems with their commercial partners.

(iv) Financial credit risk

The risks related to the possibility to compute losses originating from the difficulty in realizing its short-term investments and hedge contracts. The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

30 Insurance

At December 31, 2003, the Company carries insurance to cover losses against fire and various risks affecting inventories and fixed assets in amounts considered sufficient to cover possible losses.

31 Reconciliation between Brazilian Corporate Law and US GAAP

I Description of differences between Brazilian Corporate Law and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian Corporate Law, whose accounting practices and policies are described in Note 3. Such practices and policies differ significantly from US GAAP. The tables below represent the reconciliation between the Company’s consolidated income and net equity under Brazilian Corporate Law and US GAAP:

Reconciliation of the differences between Brazilian Corporate Law and US GAAP in net income

	Reference to Note	2001	2002	2003

Consolidated net income under Brazilian Corporate Law		59,889	65,774	120,802
Depreciation and amortization of the effect of indexation for the years ended December 31, 1996 and 1997	31.I.a	(14,010)	(9,327)	(9,408)
Amortization of capitalized interest	31.I.b	1,394	1,872	1,597
Pre-operating expenses of Blah! (former Timnet.com S.A.)	31.I.c	(5,268)	3,688	3,318
Provision for pension plan	31.I.d	1,397	751	16,051
Financial instruments	31.I.f	2,515	7,711	(10,768)
Goodwill amortization	31.I.h	-	1,779	1,581
Reversal of gain on sale of Blah!	31.I.j	-	-	(12,571)
Deferred tax on the above adjustments		4,611	(2,201)	3,468
Using enacted rates of social contribution	31.I.e	(5,020)	24,180	-
Minority interest on the above adjustments		2,603	(6,235)	(2,056)

Net income under US GAAP		48,111	87,992	112,014

Reconciliation of the differences between Brazilian Corporate Law and US GAAP in shareholders’ equity

	Reference to Note	2002	2003

Consolidated shareholders’ equity under Brazilian corporate Law		845,330	926,986
Effect of the indexation for the years ended	31.I.a
December 31, 1996 and 1997		66,441	66,441
Depreciation and amortization of the effect of the indexation for the years ended December 31, 1996 and 1997	31.I.a	(49,426)	(58,834)

Sub-total		17,015	7,607

Capitalized interest	31.I.b	(9,658)	(9,658)
Amortization of capitalized interest	31.I.b	8,061	9,658
Pre-operating expenses of Blah! S.A	31.I.c	(3,318)	-
Provision for pension plan	31.I.d	(16,496)	(445)
Financial instruments	31.I.f	10,226	(542)
Goodwill amortization	31.I.h	1,779	3,360
Effect of deferred taxes on the above adjustments		(2,587)	(3,393)
Minority interest on the above adjustments		(1,081)	(3,137)

Shareholders’ equity under US GAAP		849,271	930,436

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

In order to harmonize the presentation format of financial statements to be used by shareholders in the United States with those used in the Brazilian market, management has prepared the Company’s consolidated financial statements pursuant to the principles set forth in the Brazilian Corporate Law. All periods are presented according to the Brazilian Corporate Law, since the change in the reporting currency from constant Reais of purchasing power of the latest balance sheet date to nominal Reais requires a restatement of all period submitted, so as to maintain consistency in the presentation of the consolidated financial statements.

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

(b) Differences in criteria for the capitalization of interest and the respective amortization

Until December 31, 1993, the capitalization interest was not permitted for individual property, plant and equipment. Under US GAAP, capitalized interest is added to the value of the individual assets and amortized over their useful lives. Also, according to the accounting principles under the Brazilian Corporate Law, and until December 31, 1998, applicable to the telecommunications companies, the interest attributable to construction in progress was calculated at 12% per year on the balance of the account of construction in progress, and the part related to interest on third-party loans was credited to financial expenses, on the basis of actual financial costs, and the balance concerning own capital was credited to shareholders’ equity. During 1999, the Company and its subsidiaries started to capitalize interest on specific loans based on the respective interest rates, related to financing for construction in progress.

According to US GAAP, “Statement of Financial Accounting Standards” (SFAS) Nº 34 - “Capitalization of Interest Costs”, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses. Under US GAAP, the amount of capitalized interest excludes foreign exchange gains and losses on foreign currency borrowing.

As a result of the change in the policy concerning interest capitalization in financial statements prepared under Brazilian Corporate Law mentioned above, starting in the year ended on December 31, 2000 the amount of capitalized interest is substantially similar to that capitalized under US GAAP.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Year ended December 31,

	2001	2002	2003

Capitalized interest difference
Capitalized interest under USGAAP:
Interest that would have been capitalized and credited to income (interest incurred on loans, computed up to the amount of construction-in-progress)	4,148	646	1,994
Less - capitalized interest under Brazilian Corporate Law
Interest capitalized and credited to income (up to the limit of interest incurred on loans to fund investments in property, plant and equipment)	(4,148)	(646)	(1,994)
Net effect of difference in capitalized interest:
For the year	-	-	-
Accumulated at the beginning of the year	(9,658)	(9,658)	(9,658)

Accumulated at the end of the year	(9,658)	(9,658)	(9,658)

Amortization of capitalized interest difference
Amortization under the Brazilian Corporate Law	(11,551)	(13,148)	(14,470)
Less - amortization under US GAAP	10,157	11,276	12,873

Amount of reconciling item in US GAAP reconciliation	1,394	1,872	1,597

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

(d) Pensions and other post-retirement benefits

As discussed in Note 20, the Company and its subsidiaries sponsor pension plans and other post-retirement benefit plans. Until December 31, 1999 all plans were considered to be multi-employer defined benefits plans, in which the Company and its subsidiaries contribute towards the pension and other post-retirement benefits on the basis of a fixed percentage of salary, as annually recommended by independent actuaries. For the purposes of the financial statements under the accounting practices established by Brazilian Corporate Law and for US GAAP purposes, the Companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

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

For US GAAP purposes, since the sponsors decided to split-off the total assets and related actuarial obligations for the multi-employer plan prior to December 31, 1999 the Companies recognized a contingent liability, which was probable and estimable, for the accrued pension cost as of such date. The funded status of those plans was recognized as of December 31, 1999, in shareholders’ equity and in net income for the year, as required by SFAS 87 “Employer’s Accounting for Pensions” and SFAS 106 “Employer’s Accounting for Postretirement Benefits and Than Pensions”. The provisions of SFAS Nº. 87 concerning the calculation of the funded status were applied with effect from January 1, 1992, since it was impossible to apply them from the effective date specified in the standard. As the majority of participants migrated to a defined contribution pension plan, TIMPREV, in 2003, an amount of R$15,030 (R$1,798 of curtailment and R$13,232 of settlement) was reversed for US GAAP. See note 31.III.a for details.

(e) Using enacted rates of social contribution tax

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

Additionally, effective 1999, the COFINS tax rate was increased from 2% to 3% of taxable gross revenues. As the additional 1% could be, in accordance with enacted tax law, offset against the social contribution tax for the year, and the additional 1% was expected to exceed the social contribution to be paid for the year, until such time as the law is repealed, the negative basis of social contribution (tax loss carryforward) and other temporary differences were not expected to be realized. Although a provisional measure has been issued which proposes to eliminate the availability of offset, such measure has not yet been enacted and the Company and its subsidiaries have not yet realized the accumulated amount of net operating losses and other temporary differences.

For US GAAP purposes the provisional measures above mentioned could not be considered as enacted law and consequently the rate of 9% for computation of social contribution should not be applied. At the same time the possibility to offset the 1% additional COFINS with the social contribution due was still valid. As a result of that as of December 31, 2001 the Company recorded a valuation allowance to offset the total amount of deferred social contribution tax recorded for BR GAAP purposes.

The possibility to offset the 1% additional of COFINS with the social contribution was effectively prohibited as of January 1st, 2000. Further, the social contribution rate was set at 9% effective from January 1, 2003. Therefore, the recorded allowance for deferred social contribution tax was reversed in 2002, as the realization of such deferred tax is assured.

(f) Adoption of FAS 133

As of January 1, 2001, the Company adopted Financial Accounting Standards Board (FASB) issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which was issued in June, 1998 and its amendments Statements 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133 and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133). Under Brazilian Corporate Law, the Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates at period end plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

As a result of adoption of Statement 133, the Company recognizes its foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. The Company accounted for the accounting change as a cumulative effect of a change in an accounting principle. The adoption of Statement 133, resulted in an effect of R$2,515, which resulted in a gain in the consolidated statement of income for the year ended December 31, 2001. The cumulative effect of R$351 was considered immaterial by the Company for adjustment.

Swaps

At December 31, 2002 and 2003 the subsidiary TIM Sul S.A. had entered into swaps contracts between US Dollars and mix of currencies (UMBNDES) to CDI, in the amount of R$1,147 (R$28,224 in 2002), with due dates between 2004 and 2007. For Brazilian GAAP purposes the Company recorded gains related to these swap transactions of R$22,155 (R$28,271 in 2002) which was recorded as a reduction of the loans. For US GAAP purposes such gains were reclassified to assets. The fair values adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and generated a positive effect of R$7,711 during 2002 and a negative effect of R$10,768 during 2003.

(g) Incorporation of tax benefit of goodwill by subsidiaries

According to the Brazilian Corporate Law accounting principles, companies may assign the tax benefit of the goodwill to their subsidiaries in order to receive the tax benefit generated by the amortization of such goodwill. The tax benefit is shown as deferred taxes with a contra account in a special reserve within shareholders’ equity. The deferred tax is amortized and recognized as an expense in the statement of income for the amount of the tax benefit. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generates a reduction of income tax and social contribution payable. Therefore, the amount recognized as an expense resulting from tax deductible amortization of goodwill is equal to the reduction in tax on taxable income. Such accounting generates a reduction in taxes payable, but has no effect on the determination of net income for the period.

Once the benefit is realized, shares will be issued to the controlling shareholder for the amount of the realized benefit; minority shareholders will be entitled to buy shares in proportion to their interests by paying them directly to the controlling shareholder.

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian Corporate Law. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of net income for the period, similar to the accounting principles under the Brazilian Corporate Law. However, since the net balance of the goodwill and the related provision reversal should be considered as deferred tax asset for US GAAP purposes, the realization of these assets would cause a reclassification from “Other operating expenses, net” (where the realization of both accounts are recorded under Brazilian GAAP) to “Income tax expenses” amounting to R$25,270, R$25,250 and R$25,287 during the years ended December 31, 2001, 2002 and 2003, respectively. The additional capital paid is transferred to Capital upon the issuance of the shares.

(h) Goodwill amortization

The Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on Telepar Celular S.A. For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization for the years ended December 31, 2001, 2002 and 2003 is R$1,691, R$1,779 and R$1,581, respectively. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there was no impairment recorded for US GAAP purposes as of December 31, 2003. Management is making annual assessments of such goodwill as required by SFAS 142.

(i) Corporate Reorganization – acquisition of minority interest

In 2002 the Company started a corporate reorganization, which was concluded in 2003, in which TIM Sul S.A. (former Telepar Celular S.A.) acquired the Company’s and minority interests in the other two Company’s subsidiaries, Telesc Celular S.A. and CTMR Celular S.A., being the owner of 100% of those subsidiaries. Under Brazilian GAAP the accounting was a capital increase by the book value of the two subsidiaries at TIM Sul S.A. and a contra account in investments. For the consolidated financial statements purposes this investment was eliminated.

For US GAAP purposes, the portion of such corporate reorganization related to the acquisition of minority interest was recorded using the purchase method in accordance with SFAS 141 and was recorded based on the fair value.

For the year ended on December 31, 2002, the Company recorded an asset of R$14,520 and an increase in minority interest, on a consolidated level for US GAAP purposes. The effect on operating and net income was not significant.

(j) Reversal of gain on sale of Blah!

In December 2003, the Company sold its interest in Blah! S.A. (former Timnet.com S.A.), to a related party under common control, TIM International N.V. (see note 11 for further details). The sale resulted in a gain of R$12,571 which was recorded in the income statement for Brazilian GAAP purposes. For US GAAP purposes, the gains resulting from these types of transactions between companies under common control should be recorded through shareholders’ equity. Therefore the gain of R$12,571, less tax of R$4,274 recorded in the Brazilian GAAP income statement was reversed for US GAAP purposes.

II Changes in shareholders’ equity under US GAAP

Balance on December 31, 2000	772,823

Net income for the year	48,111
Dividends paid in 2001	(9,241)
Dividends and interest on shareholders’ equity	(21,641)

Balance on December 31, 2001	790,052

Net income for the year	87,992
Dividends and interest on shareholders’ equity	(28,773)

Balance on December 31, 2002	849,271

Net income for the year	112,014
Additional paid-in capital, net of taxes of R$4,274	8,297
Dividends and Interest on shareholders’ equity	(39,146)

Balance on December 31, 2003	930,436

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

The change in benefit obligation and plan assets, as well as the funding status on December 31, 2002 and 2003 for the pension plan for the active employees (PBS-Tele Celular Sul) are summarized below:

		December 31,

	2002	2003

Projected benefit obligation at beginning of year	35,545	43,660
Service cost	2,095	603
Interest cost	3,996	1,838
Effect of curtailment	-	(6,030)
Effect of settlement	-	(27,712)
Actuarial gain (loss)	2,496	(674)
Benefits paid	(472)	(534)

Projected benefit obligation at end of year	43,660	11,151

Change in plan assets
Fair value of plan assets at beginning of year	31,561	41,592
Actual return on plan assets	8,406	1,157
Contributions	2,097	331
Benefits paid	(472)	(534)
Effect of settlement in the plan assets.	-	(27,712)

Fair value of plan assets at end of year	41,592	14,834

Funded status	(2,068)	3,683
Unrecognized net actuarial gains	(19,054)	(4,377)
Unrecognized net transition obligation, net	4,626	249

Net amount recognized	(16,496)	(445)

Amounts recognized in the statement of financial position consist of:

	December 31,

	2002	2003

Prepaid benefit cost	-	-
Accrued benefit cost	(16,496)	(445)
Intangible assets	-	-

Net amount recognized	(16,496)	(445)

The accumulated benefit obligation for all defined benefit pension plans was R$33,007 and R$10,460 at December 31, 2002 and 2003, respectively.

The components of net periodic benefit cost for the PBS-Tele Celular Sul plan for the years ended December 31, 2001, 2002 and 2003 are as follows:

	December 31,

	2001	2002	2003

Service cost	(1,920)	(2,095)	(230)
Interest cost	(3,533)	(3,996)	(1,225)
Expected return on plan assets	3,999	4,674	2,107
Amortization of unrecognized gains	992	935	381
Amortization of transitional obligation	(667)	(667)	(42)
Expected participants’ contributions	945	788	47

Net periodic benefit cost	(184)	(361)	1,038

The actuarial assumptions for 2002 and 2003 used in the computation of the funding status of the PBS-A-Sistel and PBS-Tele Celular Sul were the following:

	2002	2003

Discount rates to determine the projected benefit liabilities	11.30%	11.30%
Rate of growth in compensation levels	8.15%	7.10%
Expected long-term rate of return for the plan assets	14.45%	11.30%

The expected long-term rate of return for the plan assets was set up based on the pension portfolio’s past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of 15% to equities and 85% fixed income securities.

Plan Assets

Company and its subsidiaries’ pension plan weighted-average asset allocations at December 31, 2002 and 2003, by asset category are as follows:

	2002	2003

Equity securities	14%	15%
Debt securities	85	85
Others	1	-

Total	100%	100%

The Sistel Tele Celular Sul Benefit Plan Investment Policy is addressed in the Equity Application Master Plan (PDAP), which sets forth the policy for application and management of funds supporting the Plan, with a view to meeting the profitability and social security goals in accordance with the related actuarial liability.

Based on the short, medium and long-term macroeconomic scenarios prepared by SISTEL, the PDAP sets out objectives, goals and restrictions as to the investment of plan funds, and determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets.

The assignment addressed in the PDAP sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan, taking into consideration the limits set forth in National Monetary Council Resolution No. 3121, apart from the criteria for selection of these assets.

The minimum actuarial rate forecast for the Plan consists of a profitability at least equal to INPC (Broad National Consumer Price Index) + 6% p.a.

Cash Flows

The Company expects to contribute R$137 to its pension plan in 2004.

Effects of migration to TIMPREV

As mentioned in the note 20, the Company and its subsidiaries changed their pension plan to a defined contribution pension plan, TIMPREV. Migration to this new plan was exercised through January 28, 2003 and approximately 90% of the participants exercised their right to migrate to the new plan. TIMPREV became effective as of February 2, 2003. The following is a rollforward of the accrued post-retirement benefit liability for 2002 and 2003, including the effects of curtailment and settlement mentioned:

	2002	2003

Accrued liability at beginning of the year	(17,247)	(16,496)
Net periodic post-retirement benefits cost for the year	(361)	850
Actual company contribution during the year	1,112	171
Effect of curtailment	-	1,798
Effect of settlement	-	13,232

Accrued liability at end of the year	(16,496)	(445)

The effects of the curtailment and the settlement computed as of February 28, 2003 are demonstrated below:

PBS – Tele Celular Sul	Before Curtailment and Settlement	Effect of Curtailment	Effect of Settlement	After Curtailment and Settlement

1. Projected benefit obligation (PBO)	44,786	(6,030)	(27,712)	11,044
2. Plan assets at fair value	(42,428)	-	27,712	(14,716)
3. Funded status	2,358	(6,030)	-	(3,672)
4. Unrecognized items
(a) Initial transition obligation (asset)	4,516	(4,232)	-	284
(b) (Gain) & loss	(18,506)	-	13,232	(5,274)

5. Accrued / (prepaid) post-retirement benefit liability (3-(4a+4b))	16,348	(1,798)	(13,232)	1,318

A summary of the funding status of the Sistel (PBS-A- Sistel) pension plan on December 31, 2002 and 2003 for the multi-employer plan is presented below:

	December 31,

	2002	2003

Projected benefit obligation (PBO)	(2,922,542)	(3,484,245)
Fair value of the plan assets	3,684,884	4,163,102

Excess of assets over projected liabilities	762,342	678,857

(b) Statement of cash flows

Accounting principles under the Brazilian Corporate Law require presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows was prepared based on SFAS 95 – Statements of Cash Flows, to complement the information disclosed under Brazilian Corporate Law is presented below:

	Year ended December 31,

	2001	2002	2003

Operating activities
Net income for the year	59,889	65,774	120,802
Adjustments to reconcile income to the cash generated by operations:
Depreciation and amortization	174,733	201,763	211,798
Effects of non-consolidation of Blah! S.A. (former TIMnet.com)	(4,736)	-	-
Losses (gain) on non-operational investments	-	(753)	-
Equity losses of affiliate	1,888	4,288	4,307
Gain on sale of Blah!	-	-	(12,571)
Loss on disposal on property, plant and equipment	883	2,171	921
Minority interest	10,979	12,566	29,757
Foreign exchange variation of loans	17,341	34,262	(11,839)
Changes in operating assets and liabilities:
Trade accounts receivable	(15,343)	(16,620)	(75,947)
Allowance for doubtful accounts	(5,881)	(319)	10,924
Inventories	(9,491)	6,283	(668)
Recoverable taxes	15,391	(10,932)	11,037
Deferred taxes	(15,749)	29,067	37,248
Other current assets	15,556	7,816	134
Other long-term assets	(352)	(6,830)	(3,380)
Salaries and social charges	3,893	1,032	(628)
Accounts payable	(35,335)	60,288	(4,713)
Taxes and contributions payable	20,909	35,630	14,502
Accrued interest	592	566	18,961
Provision for contingencies	4,578	2,856	2,912
Pension plan liabilities	65	594	900
Other current liabilities	9,813	1,866	(2,193)
Other non-current liabilities	-	(75)	-

Net cash provided by operating activities	249,623	431,293	352,264

Investing activities:
Marketable securities	(134,397)	(287,290)	31,352
Investments purchases	(11,100)	(926)	-
Proceeds from sale of Blah!	-	-	19,500
Acquisition of property, plant and equipment and deferred charges	(147,299)	(67,739)	(117,064)

Net cash used in investing activities	(292,796)	(355,955)	(66,212)

Financing activities:
Loan and financing payments	(36,332)	(47,563)	(246,853)
Dividends and interest on shareholders’ equity paid	(10,172)	(18,709)	(25,464)
Dividends and interest on shareholders’ equity paid by the subsidiaries to minority shareholders	(1,870)	(3,381)	(4,200)

Net cash used in financing activities	(48,374)	(69,653)	(276,517)

Net increase (decrease) in cash and cash equivalents	(91,547)	5,685	9,535
Cash and cash equivalents at the beginning of the year	97,009	5,462	11,147
Cash and cash equivalents at year end	5,462	11,147	20,682

Additional cash flow information

Income taxes paid	10,896	14,007	3,302
Interest paid	42,086	42,006	58,000
Non cash capital expenditures	158,399	68,665	212,891

(c) New accounting standards

In August 2001, the Financial Accounting Standards Board (“FASB”) issued Statement No. 143, “Accounting for Asset Retirement Obligations.” Statement No. 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The provisions of Statement No. 143 were effective for fiscal years beginning January 1, 2003. The adoption of Statement 143 did not have a significant impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS 144 amends existing accounting guidance on asset impairment and provides a single accounting model for long-lived assets to be disposed of. Among other provisions, the new rules change the criteria for classifying an asset as held-for-sale. The standard also broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations, and changes the timing of recognizing losses on such operations. The provisions of SFAS 144 were effective for the Company’s fiscal year 2002. The adoption of SFAS 144 did not have a significant impact on the Company’s financial statements.

Effective January 1, 2003, the Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS 145 rescinds SFAS 4, which required that all gains and losses from extinguishment of debt be reported as an extraordinary item. Previously recorded losses on the early extinguishment of debts that were classified as an extraordinary item in prior periods have been reclassified to other income (expense), net. The adoption of SFAS 145 had no effect on the company’s consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 provides guidance related to accounting for costs associated with disposal activities covered by SFAS 144 or with exit or restructuring activities previously covered by Emerging Issues Task Force (“EITF”) Issue No. 94-3, ”Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” SFAS 146 supersedes EITF 94-3 in its entirety. SFAS 146 requires that costs related to exiting an activity or to a restructuring not be recognized until the liability is incurred. SFAS 146 will be applied prospectively to exit or disposal activities that are initiated after December 31, 2002. SFAS 146 had no effect on the company’s consolidated financial position or results of operations

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. The transition and annual disclosure requirements of SFAS 148 are effective for the Company’s fiscal ending after December 15, 2002. Adoption of this SFAS had no material impact on the company’s consolidated financial position and its results of operations.

Effective July 1, 2003, the Company adopted the FASB’s consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The final consensus of this issue is applicable to agreements entered into in fiscal periods beginning after June 15, 2003. Adoption of this issue had no material impact on the company’s consolidated financial position and its results of operations.

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

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied by foreign private issuers, like the Company, beginning on the January 1, 2004 income statement for special purpose entities and on the December 31, 2004 balance sheet for non-special purpose entities. Management does not expect adoption of FIN 46 to have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. Statement No. 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity. Statement No. 150 becomes effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. Management does not expect adoption of Statement No. 150 to have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity.

(d) Segment information

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

(e) Additional information under US GAAP

	2001	2002	2003

Total assets	1,505,927	1,712,194	1,680,962

Property, plant and equipment	1,335,426	1,379,529	1,586,806
Accumulated depreciation	(536,978)	(708,162)	(902,312)

Property, plant and equipment, net	798,448	671,367	684,494

Advertising expenses for the year	35,440	33,927	36,266

Research and development costs for the year	627	-	-

(f) Termination benefits

The companies in Brazil are required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company. The total termination compensation actually paid in the years ended on December 31, 2001, 2002 and 2003 was R$ 143, R$244 and R$603, respectively.

(g) Comprehensive income

Comprehensive income is not different from net income under US GAAP.

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

Since the preferred and common shareholders have different dividend and liquidation rights, basic earnings per share has been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings.

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

The following table sets forth the computation of basic and diluted earnings per thousand of common shares:

			Year ended December 31,

	2001	2002	2003

Numerator:
Net income for the year under US GAAP	48,111	87,992	112,014
Net income available to preferred shareholders – numerator for basic and diluted earnings per thousand share	(30,044)	(54,804)	(69,766)

Net income available to common shareholders – numerator for basic and diluted earnings per thousand shares	18,067	33,188	42,248

Denominator:
Weighted-average outstanding shares (in millions)
Common	126,301	128,728	133,378
Preferred	210,030	212,572	220,251
Earnings per 1,000 shares (basic and diluted)
Common shares	0.143	0.258	0.317
Preferred shares	0.143	0.258	0.317

(i) Stock options

As mentioned in the footnote 21-i, for Brazilian GAAP purposes there is no effect related to the stock option plan since no stock option was exercised up to December 31, 2003.

For US GAAP purposes the Company applies APB Opinion No. 25 in accounting for its Stock Option Plan. No compensation cost has been recognized for its stock options in the financial statements in 2001, 2002 and 2003. In 2003 and 2002, the year end market price was below the exercise price.

Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the per share weighted-average fair value of stock options granted would have been R$2.97 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected total dividends for all stock options of R$28,773 in 2002, R$31,670 in 2003, R$27,817 in 2004 and R$32,098 in 2005, a risk-free interest rate of 19%, expected life of 5 years, and expected volatility of 68%. The Company’s net income also would have been reduced to the pro forma amounts indicated below for the respective years:

	2001	2002	2003

Net income as reported	48,111	87,992	112,014
Deduct: Total stock-based employee compensation expense determined under fair value based net of related tax effects	(1,066)	(1,599)	(1,599)
Pro forma net income	47,045	86,393	110,415
Earnings per share
Basic and diluted earnings (losses), in Reais per thousand preferred and common shares as reported	0.143	0.258	0,317
Proforma basic and diluted earnings (losses), in Reais per thousand preferred and common shares as reported	0.140	0.253	0,312

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-average exercise (Thousands) price

Balance at December 31, 2000	-	-
Granted	4,073	4.27
Exercised	-	-
Forfeited	-	-
Expired	-	-

Balance at December 31, 2001	4,073	4.27
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-

Balance at December 31, 2002	4,073	4.27
Exercised	-	-
Forfeited	-	-
Expired	-	-

Balance at December 31, 2003	4,073	4.27

32 Subsequent events (Unaudited)

On April 23, 2004 the Shareholders’ Annual Meeting approved the distribution of dividends as described on Note 21.e.

At May 7 2004, the Extraordinary Shareholders’ Meeting approved the capital increase of the Company, in the name of TIM Brasil Serviços e Participações S.A. (former Bitel Participações S.A.), amounting to R$27,102, equivalent to the tax benefit generated during 2003, in accordance to the article 7, paragraph 1, of CVM Instruction 319/99. The capital increase considered the issuance of 2,745,851,522 common shares and 4,534,299,224 preferred shares, both without nominal value.

The subscription price was R$3.0520 per each thousand lot of common shares and R$4.1290 per each thousand lot of preferred shares. The period for the right of preference exercise is from May 7, 2004 to June 7, 2004.

It was also approved the capital increase of R$60,000, in accordance with article 199 of Law 6,404/76, without issuance of new shares, based on the exceeding resources remaining from the retained income account and income reserves, in relation to the Company social capital.

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

4.2	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (Portuguese Version), which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.3	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (English Translation), which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.4	Indenture for the First Public Issuance of Subordinated Single-Series Simple Debentures of Telepar Celular S.A., dated as of November 9, 2000 (Portuguese Version), which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.5	Indenture for the First Public Issuance of Subordinated Single-Series Simple Debentures of Telepar Celular S.A., dated as of November 9, 2000 (English Translation), which is incorporated by reference from our 2000 annual report filed under form 20-F with the Securities and Exchange Commission.

4.6	Standard Concession Agreement for Mobile Cellular Service (Portuguese Version), which is incorporated by reference from our 1998 registration statement filed under form 20-F with the Securities and Exchange Commission.

4.7	Standard Concession Agreement for Mobile Cellular Service (English Translation), which is incorporated by reference from our 1998 registration statement filed under form 20-F with the Securities and Exchange Commission.

4.8	Authorization Agreement for Mobile Cellular Service for Telepar Celular (English Translation), which is incorporated by reference from our 2002 annual report filed under form 20-F with the Securities and Exchange Commission.

4.9	Authorization Agreement for Mobile Cellular Service for CTMR Celular (English Translation), which is incorporated by reference from our 2002 annual report filed under form 20-F with the Securities and Exchange Commission.

4.10	Authorization Agreement for Mobile Cellular Service for Telesc Celular (English Translation), which is incorporated by reference from our 2002 annual report filed under form 20-F with the Securities and Exchange Commission.

4.11	Authorization Agreement for national long distance services for Telepar Celular (English Translation).

4.12	Authorization Agreement for national long distance services for CTMR Celular (English Translation).

4.13	Authorization Agreement for national long distance services for Telesc Celular (English Translation).

4.14	Authorization Agreement for international national long distance services for Telepar Celular (English Translation).

4.15	Authorization Agreement for international national long distance services for CTMR Celular (English Translation).

4.16	Authorization Agreement for international national long distance services for Telesc Celular (English Translation).

4.17	Interconnection Network Agreement relating to Long Distance Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English Translation).

4.18	Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English Translation).

4.19	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of November 2, 2002, by and among Siemens Ltda. Engenharia e Service Ltda., TIM Sul S.A. and TIM Celular S.A. (English translation). Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.20	Equipment Supply and Service Agreement relating to the implementation of a GSM Network dated as of October 2, 2003, among Ericsson Telecomunicações S.A., Ericsson Serviços de Telecomunicações Ltda., Maxitel S.A., TIM Celular S.A., TIM SUL S.A. and certain of the Subsidiaries of Tele Nordeste Celular Participações S.A. (English translation). Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

8.1	List of Subsidiaries.

10.1	Certification of Chief Executive Officer and Financial Executive Officer of Tele Celular Sul Participações S.A., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

10.2	Certification of Chief Executive Officer and Financial Executive Officer of Tele Celular Sul Participações S.A., pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

TECHNICAL GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

Band A Service Provider: A former Telebrás operating subsidiary that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band A.”

Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band B.”

Broadband services: Services characterized by a transmission speed of 2 Mbit/s or more. According to international standards, these services are as follows: Interactive services, including video telephone/videoconferencing (both point-to-point and multipoint).

Cellular service: A mobile telecommunications service provided by means of a network of interconnected low-powered radio base stations, each of which covers one small geographic cell within the total cellular telecommunications system service area.

Channel: One of a number of discrete frequency ranges utilized by a radio base station.

Cloning fraud: Duplication of the cellular signal of a cellular phone client, enabling the perpetrator of such duplication to make telephone calls using the client’s signal.

Digital: A mode of representing a physical variable such as speech using digits 0 and 1 only. The digits are transmitted in binary form as a series of pulses. Digital networks allow for higher capacity and higher flexibility through the use of computer-related technology for the transmission and manipulation of telephone calls. Digital systems offer lower noise interference and can incorporate encryption as a protection from external interference.

GSM (Global System Mobile): A standard of digital cellular telecommunications technology.

Interconnection charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge.”

Internet: A collection of interconnected networks spanning the entire world, including university, corporate, government and research networks from around the globe. These networks all use the IP (Internet Protocol) communications protocol.

Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point radio connections.

Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of clients by the population to which the service is available and multiplying the quotient by 100.

Roaming: A function that enables clients to use their cellular telephone on networks of service providers other than the one with which they signed their initial contract.

Subscription fraud: The use of identification documents of another individual, either real or forged, to obtain cellular services without paying for them.

Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division Multiple Access): A standard of digital cellular telecommunications technology.

Trunking: Special mobile switching and intercommunication services undertaken for corporate clients.

Value Added Services: Value Added Services provide additional functionality to the basic transmission services offered by a telecommunications network.

Wireless Application Protocol: A specification for a set of telecommunications protocols to standardize the way that wireless devices, such as cellular telephones and radio transceivers, can be used to access the Internet.

WLL (Wireless Local Loop): A technology that permits access to fixed-line operators’ switching centers through radio base stations, operating in a frequency similar to those of cellular service providers.

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

Dated: May 19, 2004