Form 20-F
period 2004-12-31
TIM PARTICIPACOES SA
filed 2005-06-30
CIK 1066116

As filed with the Securities and Exchange Commission on June 30, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to ________________

Commission file number: 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its charter)
TIM Holding Company
(Translation of Registrant’s name into English)
The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Rua Comendador Araújo, 299-3º andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

Preferred Shares, without par value*	New York Stock Exchange
American Depositary Shares, each representing 10,000 Preferred Shares	New York Stock Exchange
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Number of Shares Outstanding

Common Shares, without par value	264,793,296,882
Preferred Shares, without par value	437,711,795,252

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  X   Yes    ___ No

Indicate by check mark which financial statement item the registrant has elected to follow.

       Item 17   X   Item 18

PRESENTATION OF INFORMATION

     In this annual report, TIM Participações S.A., a corporation organized under the laws of the Federative Republic of Brazil, is referred to as “TIM” or the “Holding Company.” References to “we,” “us” and “our” are to TIM together with TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), each an operating subsidiary of TIM and a corporation organized under the laws of the Federative Republic of Brazil.

     The Holding Company is the result of the August 30, 2004 merger of Tele Nordeste Celular Participações S.A. (“TND”) with and into Tele Celular Sul Participações S.A. (“TSU”). References to “we”, “us” and “our” with regard to 2004 include the combined operations of TSU and TND, and with regard to 2003 and prior years include the operations of TSU only. TIM Sul is the result of the prior merger of Telesc Celular S.A. (“Telesc Celular”) and CTMR Celular S.A. (“CTMR Celular”) into Telepar Celular S.A. (“Telepar Celular”), which subsequently changed its name to TIM Sul. TIM Nordeste is the result of the merger of Telpa Celular S.A. (“Telpa Celular”), Telern Celular S.A. (“Telern Celular”), Teleceará Celular S.A. (“Teleceará Celular”), Telepisa Celular S.A. (“Telepisa Celular”) and Telasa Celular S.A. (“Telasa Celular”) into Telpe Celular S.A. (“Telpe Celular”), which subsequently changed its name to TIM Nordeste. References to “Subsidiaries” are to TIM Sul and TIM Nordeste, collectively.

     TSU and TND were initially formed as a result of the breakup (the “Breakup”) of Telecomunicações Brasileiras S.A. (“Telebrás”) by Brazil’s federal government (the “Federal Government”) in May 1998. Before the Breakup, Telebrás and its operating subsidiaries, including the predecessors of TIM Sul and TIM Nordeste, were jointly known as the “Telebrás System,” and were the primary providers of telecommunications services in Brazil. The predecessors to each of the Subsidiaries were formed in January 1998 by spinning off the cellular telecommunications operations of operating companies formerly controlled by Telebrás. References to our operations prior to January 1998 are to the cellular operations of one or more of these predecessor companies.

     References in this annual report to the “Preferred Shares” and the “Common Shares” are to the preferred shares and common shares, respectively, of TIM. References to the “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing 10,000 Preferred Shares. The ADSs are evidenced by American Depositary Receipts (“ADRs”), which are listed on the New York Stock Exchange (“NYSE”).

     We provide cellular telecommunications services in the Brazilian states of Paraná (other than the municipalities of Londrina and Tamarana) and Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul (collectively, the “Southern Region”), and in the Brazilian states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas (collectively, the “Northeastern Region”) under authorizations obtained from the Federal Government.

Presentation of Financial Information

     On August 30, 2004, TND merged with and into TSU, which was subsequently renamed TIM Participações S.A. Under applicable Brazilian accounting principles, the merger is accounted for as a purchase of TND at book value, generating no goodwill. We account for the merged companies’ combined operations as if the merger had occurred on January 1, 2004. Therefore, the consolidated financial statements included in this annual report reflect the merger as follows:

  the assets and liabilities of TND were recorded at their net book value as of August 30, 2004;

  the 2004 consolidated income statement reflects the combined results of operations of TSU and TND with effect from January 1, 2004;

  the 2003 and 2002 consolidated income statements are the historical income statements of TSU and we have not restated them to reflect the merger;

  the December 31, 2004 consolidated balance sheet is the historical balance sheet of TIM as of that date and reflects the combination of TSU and TND;

  the December 31, 2003 and 2002 consolidated balance sheets are the historical balance sheets of TSU as of those dates and we have not restated them to reflect the merger.

     Due to the merger, our 2004 consolidated financial statements are not comparable with our historical financial statements. In addition, we are unable to distinguish clearly between internal growth in 2004 and growth due to the merger. In order to address this problem and to facilitate an understanding of how our business evolved in 2004, we have provided supplemental pro forma 2003 information throughout this annual report. The pro forma information reflects the combination of TND with TSU as if the combination occurred on January 1, 2003 in the case of income statement information, and on December 31, 2003 in the case of balance sheet information. For an explanation of how the pro forma amounts were calculated, including what adjustments were made, see the unaudited pro forma financial statements included in this annual report. The pro forma adjustments are limited to those adjustments directly related to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the dates assumed.

Brazilian Corporate Law accounting method and U.S. GAAP

     Our audited consolidated financial statements for each of the years ended December 31, 2000, 2001, 2002, 2003 and 2004, are our consolidated financial statements, which were prepared in accordance with the Brazilian Corporate Law accounting method and in conformity with accounting requirements and procedures established by the Brazilian securities commission, the Comissão de Valores Mobiliários (“CVM”), and the related rules applicable to telecommunications service operators. The rules according to which our Consolidated Financial Statements (as defined in “Item 3. Key Information—Selected Financial Data”) were prepared differ in certain material respects from generally accepted accounting principles in the United States (“U.S. GAAP”). See Note 33 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2003 and 2004 and net income for the years ended December 31, 2002, 2003 and 2004.

     Under U.S. generally accepted accounting principles, the merger represents a business combination of entities under common control due to the majority ownership of both TSU and TND by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). As a result, the merger, as it relates to the exchange of common and preferred shares owned by TIM Brasil, is accounted for in a manner similar to a pooling-of-interest, or at historical carrying value, and reflected in our consolidated financial statements for all periods presented from the date TIM Brasil acquired control. The exchange of shares between TSU and the non-affiliated holders of common and preferred shares of TND is accounted for using the purchase method of accounting, or at fair value, in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

     References in this annual report to (i) the “real”, “reais” or “R$” are to the Brazilian real (singular) and Brazilian reais (plural) and (ii) ”U.S. dollars,” “dollars” or “US$” are to United States dollars.

     The “Technical Glossary” at the end of this annual report provides definitions of certain technical terms used herein.

FORWARD LOOKING INFORMATION

     This annual report contains forward-looking statements. We, and our representatives, may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties, some of which are discussed in Item 3 herein, include, but are not limited to, those relating to the conversion of our SMC concessions into PCS authorizations, those resulting from the short history of our operations as an independent, private-sector entity and the introduction of competition to, and the size of, the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of our operations may be different from our current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

      Not applicable.

Item 2. Offer Statistics and Expected Timetable

      Not applicable.

Item 3. Key Information

Selected Financial Data

     The selected financial data presented below should be read in conjunction with our consolidated financial statements as of December 31, 2003 and 2004 and for the three years ended December 31, 2004 (our “Consolidated Financial Statements”). Our consolidated financial statements as of and for the years ended December 31, 2002, 2003, and 2004 have been audited by Ernst & Young Auditores Independentes S.S. The reports of Ernst & Young Auditores Independentes S.S. on the Consolidated Financial Statements appear elsewhere in this annual report. The following paragraphs discuss some important features of the presentation of the selected financial data and our Consolidated Financial Statements. These features should be kept in mind in evaluating the selected financial data and in reading “Item 5. Operating and Financial Review and Prospects.”

Corporate Reorganization to Transfer Goodwill

     On June 30, 2000, through a corporate restructuring, we transferred to our then-subsidiaries the premium (“Goodwill”) paid by TIM Brasil S.A., formerly Bitel Participações S.A. (“Bitel”), for the acquisition of control of TSU in 1998. On the same date, TND transferred to its then-subsidiaries the Goodwill paid by TIM Brasil S.A. for the acquisition of control of TND. In each case, the Goodwill was recorded as an asset. The transfer of Goodwill resulted in a tax benefit, increasing each company’s ability to generate free cash flow. Commencing in 1998, the Goodwill had been amortized by TIM Brasil S.A. using an amortization rate of 4% per annum. After the transfer of the Goodwill to each company’s subsidiaries, they began amortizing the balance of the Goodwill under the straight-line method over the remaining eight years of the applicable amortization period. See Note 8 to our Consolidated Financial Statements. The amortization of Goodwill is expected to reduce our consolidated operating income in future years, and to reduce TIM Sul’s and TIM Nordeste’s income and social contribution taxes payable in those years, without affecting the consolidated net income.

Minority Interests

     For 2001, minority interests reflect the interest of shareholders other than TSU in each of Telepar Celular, Telesc Celular and CTMR Celular. In December 2002, we started the merger of our subsidiaries in which Telesc Celular and CTMR Celular merged into Telepar Celular. On July 31, 2003, the date on which the merger of the subsidiaries was completed, Telepar Celular S.A.’s name was changed to TIM Sul S.A. As of December 31, 2003, we retained a 90.44% interest in the voting capital of TIM Sul, and minority shareholders owned interests amounting to 9.56% of the voting capital of TIM Sul. On January 30, 2004, a restructuring transaction involving the merger of all of Telpe Celular, Telpa Celular, Telern Celular, Teleceará Celular, Telepisa Celular and Telasa Celular was approved by the shareholders of each of the before mentioned entities. As a result, such companies merged into Telpe Celular, and Telpe Celular S.A. changed its name to TIM Nordeste Telecomunicações S.A.. As of December 31, 2004, we retained a 90.65% interest in the voting capital of TIM Sul and a 94.09% interest in the voting capital of TIM Nordeste. Minority shareholders owned interests amounting to 9.35% in the voting capital of TIM Sul and 5.91% in the voting capital of TIM Nordeste. See Note 4.n to our Consolidated Financial Statements.

Selected Financial Data

     The following selected financial data for the five years ended December 31, 2004 are derived from our consolidated financial statements. In 2004, 2003, 2002 and 2001, our consolidated financial statements were audited by Ernst & Young Auditores Independentes S.S. In 2000, our consolidated financial statements were audited by PricewaterhouseCoopers Auditores Independentes. The data should be read in conjunction with our Consolidated Financial Statements, related notes, and other financial information included herein. For a discussion of the pro forma 2003 data included herein, see the section captioned “Presentation of Information—Presentation of Financial Information.”

	Year Ended December 31,

	2000	2001	2002	2003	(Pro Forma) 2003	2004

	(thousands of reais, unless otherwise indicated)
Statement of Income Data:
Brazilian Corporate Law
Net operating revenue	R$716,887	R$796,879	R$896,824	R$1,088,282	R$2,110,263	R$2,564,632
Cost of goods and services	(364,468)	(406,033)	(486,383)	(576,914)	(1,058,493)	(1,293,070)

Gross profit	352,419	390,846	410,441	511,368	1,051,770	1,271,562
Operating expenses:
Selling expenses	(201,150)	(181,424)	(185,446)	(230,488)	(461,562)	(647,277)
General and administrative expenses	(76,300)	(71,909)	(83,346)	(94,877)	(193,802)	(182,442)
Other net operating income (expense)	(14,522)	(24,271)	(20,463)	(28,422)	(30,604)	(53,737)
Equity investment	—	(1,888)	(4,288)	(3,250)	(6,500)	—

Operating income before financial income
(expenses)	60,447	111,354	116,898	154,331	359,302	388,106
Net financial income (expense)	(57,904)	(41,168)	(18,958)	25,809	79,070	60,571

Operating income	2,543	70,186	97,940	180,140	438,372	448,677
Net non-operating (income) expense	3,507	10	(127)	12,842	26,661	(4,592)

Income before taxes and minority interests	6,050	70,196	97,813	192,982	465,033	444,085
Income and social contribution taxes	6,320	672	(19,473)	(42,423)	(111,813)	(108,037)
Minority interests	2,998	(10,979)	(12,566)	(29,757)	(75,393)	(70,113)

Net income	15,368	59,889	65,774	120,802	277,827	265,935

Net income per 1,000 shares outstanding
(reais)	0.05	0.18	0.19	0.34	n/a
Number of shares outstanding: (1)
Common shares	124,369	127,189	129,358	134,453	n/a	264,793
Preferred shares	210,030	210,030	213,612	222,025	n/a	437,712
Dividends per 1,000 shares – reais	R$0.04	R$0.06	R$0.08	R$0.10	n/a	R$0.10
Dividends per 1,000 shares – in U.S. dollars
(3)	US$0.02	US$0.03	US$0.02	US$0.03	n/a	US$0.04

U.S. GAAP(4)
Net operating revenues	1,562,507	1,623,129	1,818,346	2,110,263	n/a	2,527,948
Operating income (loss)	136,957	223,226	363,838	419,304	n/a	350,424
Net income	(3,504)	69,239	180,748	318,631	n/a	233,341

Balance Sheet Data:

Brazilian Corporate Law

	Year Ended December 31,

	2000	2001	2002	2003	(Pro Forma) 2003	2004

	(thousands of reais, unless otherwise indicated)

Property, plant and equipment, net	872,013	843,224	708,807	711,650	1,400,893	1,627,862
Total assets	1,461,553	1,502,179	1,647,885	1,636,713	3,161,404	3,596,156
Loans, financing and debentures	352,785	334,386	321,085	82,183	162,882	104,092
Shareholders equity	770,081	808,329	845,330	926,986	1,804,028	2,020,507
Capital stock	175,772	245,033	324,666	369,163	682,872	884,504

U.S. GAAP(4)
Property, plant and equipment, net	1,672,912	1,591,741	1,336,334	1,456,367	n/a	1,738,441
Total assets	2,954,563	2,963,533	3,302,413	3,436,930	n/a	4,030,236
Loans and financing	759,828	685,761	706,072	178,580	n/a	102,949
Shareholders’ equity	1,568,690	1,587,608	1,725,768	1,964,605	n/a	2,349,490

(1)	Refers to millions of shares.

(2)	Dividends per share have been computed as the sum of dividends and interest on shareholders’ equity (“juros sobre capital próprio,” according to Brazilian law), an alternative under Brazilian Corporate Law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders’ equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual general meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders’ equity, divided by the total number of Common Shares and Preferred Shares outstanding as of the common shareholders’ meeting date. See “— Additional Information—Taxation—Brazilian Tax Considerations\Distribution of Interest on Capital.”

(3)	Amounts expressed in U.S. dollars, according to the exchange rate applicable at the date of the relevant common shareholders’ general meeting that approved the distribution of dividends and interest on shareholders’ equity.

(4)	The US GAAP amounts of TIM Participações S.A reflect the merger of TND under common control similar to a pooling- of-interest, at historical carrying value, for all periods presented from the date TIM Brasil acquired control. The exchange of shares between TSU and the non-affiliated holders of common and preferred shares of TND is accounted for using the purchase method of accounting at fair value and is recorded from the date of acquisition on August 30, 2004.

Brazilian Economic Environment

     Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

     Brazil experienced extremely high rates of inflation and devaluation of the Brazilian currency for years prior to the implementation of the Real Plan in 1994. Inflation and certain governmental measures to combat inflation have historically contributed to economic uncertainty in Brazil and to significant volatility in the Brazilian securities markets. The following tables set forth rates of inflation in Brazil, as measured by the IGP-M, and the devaluation or appreciation of the real against the dollar during the periods indicated.

	Year ended December 31,

	2000	2001	2002	2003	2004

	(percentages)
Inflation (IGP-M)	9.9%	10.3%	25.3%	8.7%	12.4%
(Devaluation)/Appreciation (real vs. US$)(1)	(9.3)%	(18.6)%	(52.3)%	19.2%	8.1%

	First Quarter of 2005

	Jan	Feb	Mar

	(percentages)
Inflation (IGP-M)	0.39%	0.3%	0.85%
(Devaluation)/Appreciation (real vs. US$)(1)	1.5%	0.76%	(2.31)%

(1)	Source: Central Bank and Fundação Getúlio Vargas.

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

     Prior to March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

  the commercial rate exchange market; and

  the floating rate exchange market.

     Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates were freely negotiated and could be influenced by Central Bank intervention.

     Resolution No. 3.265 by the National Monetary Council, dated March 4, 2005, consolidated the foreign exchange markets into one single foreign exchange market, effective as of March 14, 2005. All foreign exchange transactions are now carried out through institutions authorized to operate in the consolidated market and are subject to registration with the Central Bank’s electronic registration system. Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

     Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “Risk Factors—Risks Relating to Brazil.”

     The following table sets forth the Noon Buying Rate, published by the Federal Reserve Bank of New York, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.

	Period-end	Average for Period		Low	High

	(reais per U.S. dollar)
Year Ended
December 31, 2000	1.951	1.835	(1)	1.723	1.984
December 31, 2001	2.312	2.353	(1)	1.938	2.788
December 31, 2002	3.540	2.995	(1)	2.265	3.945
December 31, 2003	2.895	3.058	(1)	2.827	3.664
December 31, 2004	2.655	2.915	(1)	2.651	3.209

Month Ended
December 2004	2.655	2.716	(2)	2.651	2.780
January 2005	2.612	2.668	(2)	2.612	2.723
February 2005	2.585	2.595	(2)	2.564	2.631
March 2005	2.666	2.693	(2)	2.610	2.776
April 2005	2.533	2.586	(2)	2.514	2.657
May 2005	2.411	2.456	(2)	2.396	2.515
June 2005 (through June 28)	2.369	2.429	(2)	2.369	2.489

Source: Federal Reserve Bank of New York

(1)	Represents the average of the exchange rates on the last day of each month during the period.

(2)	Average of the lowest and highest rates in the month.

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

Risk Factors

Risks Relating to our Business

The conversion of our SMC concessions into PCS authorizations, and our ability to comply with such authorizations, may have a significant impact on our business.

     In December 2002, Tim Sul and TIM Nordeste converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under Personal Communications Services (“PCS”) regulations, which allowed us to provide local cellular service. The SMC regulations differ significantly from the PCS regulations and it has been difficult for us to achieve compliance with these new regulations. Anatel imposes a number of minimum quality standards on PCS operators. Anatel initiated administrative proceedings against TIM Sul and TIM Nordeste for non-compliance with certain quality of service obligations under the PCS authorizations in the years 2003 and 2004. We have submitted to Anatel a petition explaining that the non-compliance with certain quality standards was due mainly to the migration from the SMC regime to the PCS regime, the change in the long-distance calling system as well as the overlay of the GSM network. These changes resulted in an out of the ordinary number of calls to the customers’ service number. We believe that we have since complied with Anatel’s quality standards and that customer satisfaction has improved. We cannot predict the outcome of the Anatel proceedings at this time but we do not believe that an unfavorable outcome will cause a material adverse effect on our business, financial condition and results of operations. However, we cannot give assurance that we will be able to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

Some of our SMP licenses currently overlap with the licenses of a deemed affiliate.

     Currently, we hold licenses to render personal mobile (“SMP”) services in portions of Regions I and II of the SMP’s general licensing plan. In turn, 14 Brasil Telecom Celular S.A. (“Brasil Telcom Celular”) holds licenses to render SMP services in Region II of the SMP’s general licensing plan. The Brazilian regulatory authority, Anatel, prohibits the exploitation, by the same legal entity, whether directly or indirectly, of the same services in the same Region. Under the broad definition of the expression “directly or indirectly” and considering our indirect parent, Telecom Italia, also holds certain equity participations and shareholders rights in connection with Brasil Telecom, Brasil Telecom Celular can, for regulatory purposes in Brazil, be viewed as our affiliate and controlled by Telecom Italia, the consequence being that there currently exists an impermissible overlap between the SMP licenses held by us in Region II and certain of the ones held by Brasil Telecom Celular (the “Overlap”). Anatel has determined that Telecom Italia and Brasil Telecom Celular should find a solution for such Overlap within an 18-month period that may expire as soon as July 19, 2005. Absent a negotiated solution and if such expiry is confirmed, Anatel itself will decide how to resolve the Overlap and the parties could be subject to penalties, which may range from monetary fines to the revocation of the overlapping licenses held by the parties.

      In an attempt to resolve the Overlap in a commercially acceptable manner, our parent, TIM Brasil, and Brasil Telecom, among other parties, executed on April 28, 2005, a merger agreement and the corresponding merger protocol (protocolo e justificação de incorporação), providing for the merger of Brasil Telecom Celular into TIM Brasil (please see “Item 4. Information on the Company—Recent Developments—Agreement between Telecom Italia Group and Brasil Telecom” for additional information on such merger). The implementation and consummation of the merger, however, have been suspended by injunctions issued as a result of judicial challenges brought by certain of Brasil Telecom’s indirect shareholders. In the absence of a timely solution for the pending litigation currently impeding the implementation of the merger or an alternative solution for the Overlap, we could be subject to penalties that may include the termination of our overlapping licenses. Any partial or total revocation of our licenses would have a material adverse effect on our financial condition and results of operations.

We may not receive as much interconnection revenue as we receive today.

     Under the SMC regulations, we were entitled to receive an interconnection fee when a customer of another telecommunications service provider made and connected a call to one of our customers through our network. Similarly, we had to pay a fee to other telecommunications service providers for calls originating from our customers that used their networks. These fees were set by Anatel. Beginning in July 2004, interconnection charges became freely negotiated by telecommunications service providers in Brazil, according to rules issued by Anatel. As a result, we may receive less interconnection revenue than we presently do, which may have an adverse effect on our business, financial condition and results of operations.

     Under a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Telemar and Embratel) and the mobile service providers, our interconnection fee paid by other operators when their users access our network to communicate with our users will be adjusted by 4.5%, in the case of calls completed to a number registered within that customer’s home registration area (VC-1 calls). This adjustment is not applicable to other types of calls (such as VC-2 and VC-3 calls) and will only apply until an arbitration procedure currently before Anatel is resolved. We have agreed that the result of such procedure will not affect the fees received while the temporary settlement agreement was in place. We cannot estimate the date on which a decision will be available nor its effect on our business, financial condition and results of operations.

We may face difficulties responding to new telecommunications technologies.

     The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by:

  the changing regulatory environment, as recently evidenced by Anatel's introduction of the PCS regime;

  shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements;

  ongoing improvements in the capacity and quality of digital technology available in Brazil; and

  the possibility of introduction of Third Generation (“3G”) mobile telephony services through the offer of additional radiofrequency or new licenses or a combination of both by Anatel.

     We currently use time-division multiple access technology, or TDMA, and global system for mobile communications technology, or GSM, to provide cellular telecommunications services. We plan to make GSM technology widely available to our customers and in the future fully replace our TDMA network for a GSM technology based network, but there is no guarantee that we will be able to do so. If we are not able to expand our operations using GSM technology, we may experience adverse effects on our business, financial condition and results of operations.

We no longer offer domestic and international long distance services.

     In July 2003 we received from Anatel Fixed Switch Telephony Service (Serviço Telefônico Fixo Comutado) (“STFC”) authorizations to provide domestic and international long distance telecommunications services, subject to a commitment that within 18 months we eliminate the geographic overlap relating to similar authorizations held by another company that is also controlled by Telecom Italia Mobile S.p.A. (“Telecom Italia Mobile”). As a result, on January 4, 2005, our domestic and international long distance authorizations were relinquished (as required by the regulatory framework), and the following occurred:

  users of our cellular telecommunications services continued to be able to make domestic and international long distance calls by selecting any long distance carrier code currently available on a per-call basis;

  we stopped providing domestic and international long distance services and we no longer receive from customers the revenues associated with providing these services;

  we no longer bear the direct costs associated with the provision of domestic and international long distance services directly to customers; and

  we receive revenue in the form of “VU-M fees,” which are interconnection fees charged to long distance carriers selected by our customers to carry their long distance calls.

     We believe that the loss of revenues from long distance services will be partially offset by an increase in revenue related to such service from VU-M fees, and although we expect our overall net revenues to decline, we do not believe that such decline will have a material adverse effect on our business, results of operations or financial condition. However, we can make no assurances in this regard.

Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

     Our business, as a cellular telecommunications services provider, depends on our ability to maintain and expand our cellular telecommunications services network. We believe that our expected growth will require, among other things:

  continuous development of our operational and administrative systems;

  increasing marketing activities; and

  attracting, training and retaining qualified management, technical and sales personnel.

     These activities are expected to place significant demand on our managerial, operational and financial resources. Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects on our business, financial condition and results of operations.

We face increasing competition, which may adversely affect our results of operations.

     The opening of the Brazilian market to competition for cellular telecommunications services has adversely affected our results of operations. Due to additional PCS providers that have commenced operations in recent years, we are facing increased competition in our areas of authorization. As a result, the cost of maintaining our market share has increased while margins have decreased. In the future, we may incur higher advertising and other costs as we attempt to maintain or expand our presence in the market.

     We also expect to face increased competition from other wireless telecommunications services, such as digital trunking and paging services, because these services are generally less expensive than cellular telecommunications services. In addition, technological changes in the telecommunications field, such as the development of GSM, 3G and mobile satellite services, are expected to introduce additional sources of competition.

     This increasing competition may increase the rate of customer turnover and could continue to adversely affect our market share and margins. Our ability to compete successfully will depend on the effectiveness of our marketing and our ability to anticipate and respond to developments in the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Additionally, we may face competitors with greater access to financial resources and capital markets than ours. We cannot predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services. If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

We may experience a high rate of customer turnover which could increase our costs of operations and reduce our revenue.

     Churn reflects the number of customers who have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. Our rate of customer churn was 23.0% in 2002, 22.8% in 2003 and 22.5% in 2004. Our high churn rates are primarily a result of our competitors’ aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil and our strict policy of terminating customers who do not pay their bills. As indicated by our past rates of customer churn, we may experience a high rate of customer turnover which could increase our cost of operations and reduce our revenue.

We are dependent on fourth quarter results.

     We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. There can be no assurance that strong fourth quarter results from new clients and handset sales will continue in future years.

We may be unable to respond to the recent trend toward consolidation in the Brazilian wireless telecommunications market.

     We believe that there has been a trend of consolidation in the Brazilian telecommunications market. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations.

Our controlling shareholder may exercise its control in a manner that differs from the best interests of other shareholders.

     Telecom Italia Mobile S.p.A. (“Telecom Italia Mobile”), through its indirect majority ownership of TIM Brasil, our controlling shareholder, and the latter, each have the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia Mobile or TIM Brazil may exercise this control in a manner that differs from the best interests of other shareholders. Such conflicts of interest may arise in the area of allocating opportunities among the various operating subsidiaries controlled by Telecom Italia Mobile in Brazil.

Risks Relating to the Brazilian Telecommunications Industry

We are subject to various obligations in the performance of our activities with which we may be unable to comply.

     In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

  the rules set forth by Anatel, the primary telecommunications industry regulator in Brazil;

  the PCS authorizations under which we operate our cellular telecommunications business; and

  the General Telecommunications Law (Lei no. 9,472/97, as amended).

     We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought by Anatel against TIM Sul and TIM Nordeste in December 2004, we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations. In addition, we cannot assure that we will be able to maintain compliance with each of the above referenced laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

     Our authorizations may be terminated by the Brazilian government under certain circumstances.

     We operate our business under authorizations granted by the Brazilian government. As a result, we are obligated to maintain minimum quality and service standards, including targets for call completion rates, coverage and voice channel traffic rates, user complaint rates and customer care call completion rates. Our ability to satisfy these standards, as well as others, may be affected by factors beyond our control. We cannot assure you that, going forward, we will be able to comply with all of the requirements imposed on us by Anatel or the Brazilian government. Our failure to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our authorizations in the event of material non-compliance. Any partial or total revocation of our authorizations would have a material adverse effect on our financial condition and results of operations.

     The telecommunications industry is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

     The telecommunications industry is subject to rapid and significant technological changes. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

     The advent of new products and technologies could have a variety of consequences for us. New products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology. If such changes do transpire, our most significant competitors in the future may be new participants in the market without the burden of any installed base of older equipment.

The cost of upgrading our products and technology in order to continue to compete effectively could be significant.

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, operations and the market price of our preferred shares and our ADSs.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies have often involved, among other measures, increases in interest rates, changes in tax policies, wage and price controls, currency devaluations, capital controls, and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in policies or regulations involving or affecting tariffs, exchange controls and other matters, as well as factors such as:

  currency fluctuations;
  inflation;
  price instability;
  energy policy;
  interest rates;
  tax policy; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

     In addition, we cannot predict the effect that the policies of the Lula administration, which took office in January 2003, may have on Brazilian economic conditions or on our financial condition or results of operations. Since taking office, the Lula administration has obtained approval from the Brazilian Congress for the implementation of social security, tax and bankruptcy reforms and the regulation of public-private partnerships. The administration has also announced plans to reform legislation affecting other areas such as regulation of the power sector, infrastructure investment and the credit, capital and labor markets. Uncertainty over whether the Lula administration will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad that are supported by Brazilian issuers. Future developments or non-developments in the Brazilian economy and government policies may reduce demand for our services or products, adversely affect our financial condition and results of operations, and impact the market price of the Preferred Shares and ADSs.

Inflation and certain government measures to curb inflation may contribute significantly to economic uncertainty in Brazil and could harm our business and the market value of our ADSs.

     Brazil has experienced extremely high rates of inflation in the past. Inflation and certain of the government’s measures taken in the attempt to curb inflation have had significant negative effects on the Brazilian economy. Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. According to Brazil's general price index ("IGP-M"), the inflation rate was 9.9% in 2000, 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 1.55% in the first quarter of 2005.

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

Fluctuations in the value of the Brazilian real against the value of the U.S. dollar may adversely affect our ability to meet our foreign currency-denominated obligations, could create additional inflationary pressures in Brazil and could result in a decline in the market prices of our preferred shares and ADSs.

     The Brazilian currencies have experienced devaluations in the past. The real devalued against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. In contrast, the real appreciated in 2003 and 2004 against the U.S. dollar by 18.2% and 8.1%, respectively. See “Item 3.A—Selected Financial Data—Exchange Rates” for more information on exchange rates.

     As of December 31, 2004, 40.3% of our R$104.1 million total indebtedness was denominated in foreign currencies, primarily in U.S. dollars. As of December 31, 2004, we had currency hedges in place to cover virtually all of our foreign currency denominated debt. As of December 31, 2004, approximately 70% of costs relating to the acquisition of our network equipments are linked to payment by us in U.S. dollars. However, other than income derived from hedging transactions, all of our revenues are generated in reais. To the extent that the value of the real decreases relative to the U.S. dollar, our debt becomes more expensive to service and it becomes more costly for us to import technology and goods necessary to operate our business. Certain additional costs, however, are offset by revenues from corresponding hedging transactions. Nevertheless, currency fluctuations are expected to continue to affect our financial income and expense.

     In addition, devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb inflation. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country's current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures by the Brazilian government aimed at stabilizing the real is uncertain.

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

Developments in other countries, especially in emerging market countries, may adversely affect the Brazilian economy, limit our access to international capital markets and negatively impact the market prices of our shares and ADSs.

     The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including ours. This could adversely affect the trading price of the ADSs or our preferred shares, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

Risks Relating to Our ADSs

Holders of our preferred shares have limited voting rights.

     Of our two classes of capital stock outstanding, only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will be entitled to vote only in the event that we fail to pay minimum dividends for a period of three consecutive years. As a result, holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

Holders of our ADSs are not entitled to attend shareholders' meetings and may only vote through the Depositary.

     Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders' meetings. All preferred shares underlying our ADSs are registered in the name of the Depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders' meetings. A holder of ADSs is entitled to instruct the Depositary as to how to vote the preferred shares represented by ADSs, in accordance with procedures provided for in the deposit agreement, but a holder of ADSs will not be able to vote the underlying preferred shares directly at a shareholders' meeting or to appoint a proxy to do so.

Our ADSs or preferred shares may depreciate if our control is changed.

     In the event there is a change of our control, our minority common shareholders are entitled to tag-along rights whereby they may choose to also sell their shares to the new controlling shareholder for at least 80% of the price paid by the new controlling shareholders for the common shares of our former controlling shareholder. Accordingly, if such change of control happens, the market value of our common shares may appreciate while the market value of our preferred shares may depreciate.

Holders of our ADSs or preferred shares in the United States may not be entitled to participate in future preemptive rights offerings.

     Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. We may not legally allow holders of our ADSs or preferred shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether to file such a registration statement. We cannot assure holders of our ADSs or preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of those holders in us may be diluted proportionately.

Restrictions on the movement of capital out of Brazil may hinder our ADS investors' ability to receive dividends and distributions on, and the proceeds of any sale of, our preferred shares.

     The Brazilian federal government may impose temporary restrictions on the conversion of reais into foreign currencies and on the remittance to foreign investors of proceeds from investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee a serious imbalance.

     Any restrictions by the Brazilian federal government on capital outflow may hinder or prevent our ADS investors from converting the proceeds relating to our preferred shares into U.S. dollars and remitting those proceeds abroad. Our ADS investors could be adversely affected by delays in obtaining any required governmental approval for conversion of reais payments and remittances abroad in respect of our preferred shares underlying the ADSs.

Item 4. Information on the Company

Basic Information

     TIM Participações S.A. is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil and is a combination of two of the holding companies formed as a result of the Breakup of Telebrás by the Federal Government in May 1998.

     Through Tim Sul and TIM Nordeste, our operating subsidiaries, we provide cellular telecommunications services to approximately 5.7 million customers in the Brazilian states of Paraná (other than the municipalities of Londrina and Tamarana) and Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu in the state of Rio Grande do Sul (collectively, the “Southern Region”), and in the Brazilian states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas (collectively, the “Northeastern Region”) under authorizations obtained from the Federal Government.

     Our headquarters are located at Rua Comendador Araújo, 299 – 3rd floor, 80420-000, Curitiba, Paraná, Brazil, and our telephone number is +55 (41) 3312-6702.

Organizational Structure

     Our controlling shareholder, TIM Brasil (formerly Bitel), is a wholly owned Brazilian subsidiary of TIM International N.V., which in turn is a wholly owned Netherlands subsidiary of Telecom Italia Mobile. Telecom Italia Mobile operates in the Italian, Latin American and Mediterranean basin markets, reaching a total of 53.8 million clients worldwide as of December 31, 2004, of which 26.2 million are in the Italian market. The merger of Telecom Italia Mobile with and into Telecom Italia S.p.A. (“Telecom Italia”) was approved in a series of shareholder meetings held in early April 2005, and is effective on June 30, 2005. Telecom Italia is one of the world’s largest fixed-line telecommunications operators, with approximately 25.9 million installed fixed lines (including ISDN equivalent lines). Telecom Italia’s business activities also include leasing its lines and providing data communications services, information technology software and information technology services. Some of these services are provided through Finsiel, Olivetti, Technost, Telecom Italia Lab and Telecom Italia Media. In May 2003, the shareholders of Telecom Italia and Olivetti S.p.A. (“Olivetti”) approved the merger of Telecom Italia into Olivetti. Upon completion of this merger, the new entity was named “Telecom Italia S.p.A.” The group’s subsidiaries and its portfolio of investments include fixed-line and mobile telecommunications companies which operate mainly in Latin America and certain European countries. During January 2005, Telecom Italia carried out a voluntary partial tender offer for Telecom Italia Mobile’s ordinary shares and a voluntary tender offer for all of Telecom Italia Mobile´s savings shares.

     Telecom Italia Mobile began operating in Brazil in 1998 and is today one of the leading wireless operators in the country, reaching more than 14.6 million customers nationwide as of December 31, 2004. Telecom Italia Mobile considers its operations in Brazil extremely important, both as a standalone business and as a fundamental part of its Pan-South American GSM strategy. In the 2001 auctions held by Anatel for Bands D and E, Telecom Italia Mobile was the only company to be awarded licenses covering the entirety of the Brazilian territory, becoming as a result the sole operator to offer services on a nationwide level under the same brand. In 2002, Telecom Italia Mobile formed TIM Brasil, the holding company of Telecom Italia Mobile’s operating companies in the country. These operating companies include, in addition to us, TIM Maxitel, a Band B operating company using TDMA and GSM technologies to service the states of Bahia, Minas Gerais and Sergipe; and TIM Celular – PCS, a Band D operating company using GSM technology to service the states of São Paulo, Goiás, Mato Grosso, Mato Grosso do Sul and Rio Grande do Sul (except Pelotas) and in the Federal District and a Band E operating company using GSM technology to service the states of Acre, Amapá, Amazonas, Pará, Rondônia, Roraima, Tocantins and Rio de Janeiro.

Historical Background

     Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries (collectively the “Predecessor Companies,” comprising the “Telebrás System”), acquired almost all the other telephone companies operating in Brazil and controlled public telecommunications services in almost all of Brazil.

     Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In July 1997, Brazil’s National Congress adopted the Lei Geral de Telecomunicações (the “General Telecommunications Law,” and together with the regulations, decrees, orders and plans in respect of telecommunications issued by Brazil’s Executive Branch, the “Telecommunications Regulations”), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás. The General Telecommunications Law established an independent regulatory agency called Agência Nacional de Telecomunicações—ANATEL (“Anatel”).

     In January 1998, in preparation for the Breakup of Telebrás, the cellular telecommunications operations of Telebrás’ operating subsidiaries were spun off into separate companies. The predecessors to our Subsidiaries were created in connection with this corporate reorganization, along with other cellular companies that also started operating under the Telebrás System.

     In May 1998, through the breakup of Telebrás, 12 new holding companies (the “New Holding Companies”) were formed. The restructuring was conducted by means of a procedure under Brazilian Corporate Law called cisão or split up. Virtually all of the assets and liabilities of Telebrás, including the shares held by Telebrás in the operating companies of the Telebrás System, were allocated to the New Holding Companies. The split-up of the Telebrás System into the New Holding Companies is referred to in this respect as the “Breakup” or the “Breakup of Telebrás.”

      The New Holding Companies, together with their respective subsidiaries, consisted of:

  eight cellular telecommunications service providers, each operating in one of eight regions (each a “Cellular Region”);

  three fixed-line telecommunications service providers, each providing local service and intraregional long distance service in one of three regions (each a “Fixed-Line Region”); and

  Embratel Participações S.A. — Embratel (“Embratel”), which provides domestic long distance telecommunications service (including intraregional and interregional), as well as international telecommunications service throughout Brazil.

     TSU and TND, the two companies that recently merged to form TIM, were each one of the New Holding Companies. In the Breakup of Telebrás, TSU and TND were each allocated all of the share capital of held by Telebrás in the operating subsidiaries of the Telebrás System that provided cellular telecommunications services in their respective regions. The New Holding Company providing fixed-line telecommunications service in the Southern Region, in which TIM Sul operates, is Brasil Telecom, S/A (“Brasil Telecom”) and the New Holding Company providing fixed-line telecommunications service in the Northeastern Region, in which TIM Nordeste operates, is Tele Norte Leste Participacoes S.A. (together with its subsidiaries, “Telemar”).

     In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of TSU and TND, to private investors. Shares of TSU and TND previously owned by the Federal Government were sold to a consortium comprised of UGB Participações Ltda. (“UGB”) and Bitel, both companies organized according to the laws of the Federative Republic of Brazil. In March 1999, UGB sold its ownership interest in TSU and TND to Bitel, effective on upon approval by Anatel and the Brazilian antitrust agency (“CADE”). In September 2003, TIM Brasil S.A. merged into Bitel, and its corporate name was changed to TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is wholly owned, indirectly, by Telecom Italia Mobile S.p.A., a corporation organized under the laws of Italy.

     In December 2002, our Subsidiaries converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under Personal Communications Services (“PCS”) regulations. Each of SMC and PCS are subject to specific regulations that differ from each other. As part of this conversion process, in July 2003 each of our Subsidiaries also received from Anatel a national long distance and an international authorization, which were returned to Anatel in January 2005.

     In July 2003, TSU subsidiaries Telesc Celular and CTMR Celular merged into Telepar Celular, which had its name changed to TIM Sul S.A. (“TIM Sul”). In January 2004, TND’s then-subsidiaries merged into Telpe Celular, which had its name changed to TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”).

     In August 2004, TND merged with and into TSU and the latter was renamed TIM Participações S.A. (“TIM”), in order to integrate the two companies’ operations, reduce administrative costs, improve access to capital and achieve greater market liquidity. TIM Nordeste, formerly an operating subsidiary of TND, became an operating subsidiary of TIM, along with TIM Sul. For accounting purposes, the merger was treated as if it had occurred on January 1, 2004.

Recent Developments

      Merger of Tele Nordeste Celular Participações S.A. into Tele Celular Sul Participações S.A.

     On August 19, 2004 and August 30, 2004, the shareholders of TND and TSU, respectively, approved the merger of TND into TSU, under which TND ceased to exist. Additionally, TSU changed its name to TIM Participações S.A.

     With the merger, TIM Participações S.A. became the holding company of TIM Nordeste (formerly held by TND), together with the already held subsidiary TIM Sul S.A. Through these two operating subsidiaries, we offer cellular telecommunication services in six states in the Northeast, two states in the South, and the region of Pelotas in state of Rio Grande do Sul.

     On October 11, 2004 TIM Participações S.A. shares began trading on the Bovespa, under the ticker name TIM PART S/A, keeping the former Tele Celular Sul trading codes, i.e., TCSL3 for common shares and TCSL4 for preferred shares. As for the Company ADRs, shares of the merged company began trading on the New York Stock Exchange (NYSE) on October 15, 2004, keeping the TSU trading ticker.

      Ownership Restructuring of the Companies controlled by TIM Participações

     On May 30, 2005 the shareholders of each of TIM Participações, TIM Sul and TIM Nordeste approved the merger of all shares issued by TIM Sul and TIM Nordeste to be exchanged for shares of TIM Participações. The primary purpose of the transaction is to increase the liquidity of the publicly traded stock of the companies involved.

     Minority shareholders of TIM Sul and TIM Nordeste who do not exercise withdrawal rights will receive shares of TIM Participações. The exercise of withdrawal rights by minority shareholders of TIM Sul and TIM Nordeste, as well by common shareholders of TIM Participações, will be available until July 1, 2005. Common shares of TIM Sul and TIM Nordeste will be exchanged for common shares of TIM Participações and preferred shares of TIM Sul and TIM Nordeste will be exchanged for preferred shares of TIM Participações. As a result of the merger, TIM Participações shall own all of the common and preferred shares of TIM Sul and TIM Nordeste, both of which shall become wholly owned subsidiaries of TIM Participações. The transaction described above is expected not to impact the operational activities of TIM Nordeste nor TIM Sul.

     On May 30, 2005, the corporate capital of TIM Participações was increased by R$415,068,708.68 with the issuance of 160,311,357,056 shares that were subscribed by the minority shareholders of TIM Sul and TIM Nordeste. The total capital of TIM Participações after the capital increase was R$1,472,074,524.97.

     The merger and the other ancillary transactions, however, have been suspended in view of injunctions and temporary restraining orders issued as a result of the judicial challenges brought by (i) certain of Brasil Telecom’s indirect shareholders in the courts of the State of Rio de Janeiro, Brazil, and (ii) other of Brasil Telecom’s indirect shareholders in a Federal Court in the State of New York. At this stage, we cannot assure that the final outcome of these judicial disputes would be favorable or otherwise authorize the implementation of the merger as planned.

      GSM Overlay

     We began offering Global System for Mobile Communications (“GSM”) technology to our customers in the second half of 2003. By late 2004, our GSM coverage reached 599 cities, meaning that the services were extended to 91% and 82% of the urban population in the Southern and Northeastern Regions, respectively. By year end, 2,049,456 of our customers or 36% of our total lines were using GSM technology, representing 46.4% and 24.8% of our customers in the Southern and Northeastern Regions, respectively.

     Cities covered by GSM technology have access to General Packet Radio Service (“GPRS”) and the high-speed, Enhanced Data rates for Global Evolution (“EDGE”) technologies. These innovations facilitated the use of data and multimedia services by customers all over Brazil.

      TIM Brasil Recent Developments

     Upon the Breakup of the Telebrás System, the Brazilian territory was initially divided by Anatel into eight separate cellular service regions (“Band A Regions”), each serviced by one of the New Holding Companies operating in the cellular telecommunications business. In addition, under the General Telecommunications Law, the Federal Government granted authorizations to new companies to provide cellular telecommunications service within a 25 MHz sub-band within the band of 800 to 850 MHz, which is referred to as Band B (“Band B”). Companies operating under the Band B are distributed throughout ten different regions, which generally overlap with the Band A Regions.

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

  it could have sold its controlling shares in either the Band A or the Band B cellular service provider within six months of purchasing the PCS authorization; or

  it could have waived the right to operate under the PCS authorization in the areas where overlapping Band A and Band B services existed.

     As a result, some companies controlled by Telecom Italia Mobile waived their rights to provide PCS services in certain areas. Specifically, in 2001, TIM Brasil’s subsidiaries Portale Rio Norte and TIM Centro Sul waived their rights to operate under PCS authorizations in areas currently served by TIM Maxitel and us, because of geographical overlaps in the PCS authorizations awarded to Portale Rio Norte and TIM Centro Sul and the concessions held at that time by Maxitel and us.

     On December 31, 2002, TIM Celular Centro Sul and Portale Rio Norte merged into Portale São Paulo S.A. On January 22, 2003, Portale São Paulo S.A. changed its name to TIM Celular S.A. and presently is headquartered in the city of São Paulo.

     Agreement between Telecom Italia Group and Brasil Telecom

     On April 28, 2005, Telecom Italia's subsidiary, TIM Brasil, and Brasil Telecom reached an agreement of strategic significance which management believes will allow the Telecom Italia Group to achieve significant economies of scale, better exploiting the synergies resulting from the integration of the fixed and mobile platforms in Brazil.

     The agreement, which entails a series of transactions requiring the approval of the relevant Brazilian authorities, calls for: (i) the merger of Brasil Telecom Celular (BRTC), a company 100%-controlled by Brasil Telecom and operating mobile services in Region 2, into TIM Brasil; (ii) the development of commercial and marketing activities, combining the two groups' technological know-how, services and distribution networks; and (iii) the elimination of existing regulatory overlapping licenses.

     In particular, TIM Brasil will relinquish its long distance license and will avail itself of the transport services of Brasil Telecom, and Brasil Telecom will acquire a minor equity participation in TIM Brasil and will place its sites and infrastructure at the disposal of TIM Brasil, thus accelerating plans for the development of network coverage.

     The agreement is designed to, inter alia, meet the requirements of the Brazilian Telecommunications Authority (ANATEL) aimed at resolving the issue of the overlapping mobile and long distance licenses of the two groups.

     In addition, on April 28, 2005, Telecom Italia Group agreed to finally settle pending litigation against Brasil Telecom and its controlling shareholders.

     At the beginning of May, several actions were brought by certain pension fund indirect shareholders in Solpart, with regard to the above mentioned agreements, in order to challenge the implementation of the merger between TIM Brasil and 14 Brasil Telecom Celular. With respect to such actions, two interim reliefs were granted by the courts of Rio de Janeiro against Telecom Italia International, TIM International, TIM Brasil, Techold, Timepart, Solpart and others, in order to prevent acts aimed at implementing the merger of Brasil Telecom Celular with and into TIM Brasil, according to the agreement reached by the two companies on April 28, 2005. TI group companies filed appeals against both injunctions.

Capital Expenditures

     Our capital expenditure priorities in 2004 related primarily to the expansion of our GSM network, as well as to expanding coverage, enhancing information technology and adapting our network to comply with PCS regulations. Capital expenditures during 2002, 2003 and 2004 were R$68.7 million, R$213.0 million and R674.9 million, respectively. Through March 31, 2005, capital expenditures in 2005 amounted to R$48.6 million.

     The following table sets forth our capital expenditures in each individual category for the three-year period ended December 31, 2004.

		Year ended December 31,

Capital Expenditures Categories (1)		2002		2003	(pro forma) 2003	2004

Telecommunications equipment	R$	34.5	R$	146.1	302.5	472.5
Network construction		1.4		4.9	52.1	77.7
Information technology		22.2		35.6	69.6	52.2
PCS License		—		17.6	40.9	2.8

Others		10.6		8.8	40.5	69.7

Total capital expenditures	R$	68.7	R$	213.0	505.6	674.9

      (1) Columns may not add due to rounding.

     Of our total R$ 674.9 million capital expenditures in 2004, R$634.1 million were used in connection with the implementation of our GSM network. Our capital expenditure priorities in 2005 include the expansion of our GSM network. We have planned for approximately R$ 561.7 million in capital expenditures for 2005. We set capital expenditure estimates yearly and base them on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in 2005.

     For a discussion of the methods we used to finance capital expenditures and the recent evolution of capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Business Overview

      Our Services

     We are the leading provider of cellular telecommunications services in our regions, supplying both TDMA and GSM services. Our digital cellular telecommunications service is based on the TDMA and GSM technologies. Our TDMA technology was launched in December 1998. We started providing GSM technology services in August 2003. GSM technology is currently used by the Telecom Italia Mobile companies operating in Brazil and throughout the world. GSM technology provides users with additional functionality as GSM devices use “SIM Cards” which store the user’s data and may be transferred to other handsets quickly and easily, with significant benefits in national and international roaming.

     We offer our TDMA and GSM customers automatic roaming services throughout Brazil, allowing customers to obtain cellular telecommunications services while outside our regions. Due to the fact that we have agreements with 117 cellular telecommunications service providers, our GSM clients benefit from international roaming services in 176 countries. Similarly, we provide roaming services to customers of certain cellular telecommunications service providers while in our regions. See “—Our Contractual Obligations—Roaming Agreements.”

     We also offer value added services, including short message services, voicemail, caller identification, call forwarding, conference calling and selective and international call blocking and others.

     We also provide interconnection services to fixed-line and cellular service providers. See “—Our Contractual Obligations—Interconnection Agreements.”

      Our Regions

     TIM Participações covers an area containing 44.4 million inhabitants. The two subsidiaries cover 5.7 million customers in 8 Brazilian states—Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Paraná and Santa Catarina—in addition to the region of Pelotas, in the State of Rio Grande do Sul. In 2004, their combined penetration reached 29% and their combined market share totaled 43.8%.

      The map below shows the location of our Southern and Northeast Regions within Brazil.

     Our Southern Region covers an area of approximately 296,000 square kilometers, or 3.5% of the Brazilian territory. According to statistics publicly available in Brazil, we believe that our Southern Region has 19 metropolitan areas, with more than 100,000 residents. For example, the city of Curitiba, located in our Southern Region, is the seventh most populated city in Brazil, with approximately 1.6 million residents.

      Our Northeastern Region covers an area of approximately 635,486 square kilometers, representing approximately 7.4% of Brazil’s area. The Region has 55 metropolitan areas with populations in excess of 100,000, including the cities of Fortaleza and Recife, Brazil’s fifth and eighth largest cities, respectively.

     The following table sets forth combined information on our customer base, coverage and related matters, at the dates and for the years indicated. Except as otherwise indicated, the amounts presented in the following table are our estimates.

	On December 31,

	2002	2003	2004(4)

Population in our Region (millions) (1)	15.0	15.6	44.4
Population covered (millions) (1)	12.1	12.6	28.8

Percentage of total population we covered (2)	81.0%	82.0%	64.6%
Total penetration (3)	18.0%	24.0%	29.1
Number of cellular lines served by TIM (millions)	1.7	2.1	5.6
Percentage growth in cellular lines served by TIM during the year	7.5%	19.0%	33.8%

(1)	Information from the Instituto Brasileiro de Geografia Estatística (“IBGE”) based upon Censo Demográfico 2000.

(2)	Population within our Region that was able to access our cellular phone signal.

(3)	Percentage of the total population in our Region using cellular services.

(4)	2004 figures refer to both TIM Sul and TIM Nordeste.

     In 2004 our total penetration was estimated at 29.1% versus 24.0% in 2003, below the national average of 36.6% . As for regional performance, we held a leading position in both the South and Northeast in 2004. In particular, our estimated penetration was 39% in the South where the Company achieved an estimated market share of 47.9%, while in the Northeast penetration reached 23% and the market share was 39.9% . Our business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy, and the economy of the Northeastern Region in particular. See “Item 3. Key Information—Risk Factors.”

The Holding Company and Subsidiaries

     Substantially all assets held by the Holding Company consist of shares of TIM Sul and TIM Nordeste. We rely almost exclusively on dividends from TIM Sul and TIM Nordeste to meet our needs for cash, including to pay dividends to our shareholders.

Sources of Revenue

     Our total gross revenue by category of activity for each of the last three fiscal years are as set forth below:

Category of Activity	2002	2003	2004

	(thousands of reais)

Cellular telephone services	976,629	1,159,472	2,782,403
Sales of handsets and accessories	174,879	255,716	646,772

Total	1,151,508	1,283,017	3,429,175

      Revenue from cellular telephone services includes revenue from:

  network usage charges for cellular calls;

  usage charges for national and international long distance calls (however, we no longer offer domestic and international long-distance services);

  monthly subscription charges;

  interconnection charges;

  value-added services, including charges for short messaging services, call forwarding, call waiting, voicemail, invoice control, conference calling, and value-added services provided by third parties through commercial agreements; and

  sales of cellular handsets.

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

     We charge different rates for our services, which vary depending on the time of the day a call is made, the day of the week the call is made, the customer’s service plan, and the location of the parties on a call. While operating under the SMC regulations, we divided our Region into certain areas defined as home registration areas (“Home Registration Areas”). Each of our customers were registered as a user of one of our 67 Home Registration Areas, into which our Southern and Northeastern Regions were divided. Under the PCS authorizations, our Southern Region is divided into 10 Home Registration Areas and our Northeastern Region is divided into 9 Home Registration Areas.

     Our usage rate categories were not altered by our migration from the SMC to the PCS regime, which as of December 2004, were as follows:

  VC1. The “VC1” rate is our lowest rate per minute and applies to calls made by a customer located in the customer’s Home Registration Area to a person registered in the same Home Registration Area.

  AD. “AD” is a per-call surcharge applicable to all outgoing calls or incoming calls made or received by a customer while outside such customer’s Home Registration Area.

Long Distance Services

     Effective January 2005, we are no longer offering long distance services and do not have revenues arising from such services. See “Risk Factors—Risks Relating to our Business—We no longer offer domestic and international long distance services.” The following discussion is relevant to an understanding of our predecessor business.

     Since July 2003, with the introduction of the Código de Seleção de Prestadora (the “CSP Program”), customers can select long distance carriers on a per-call basis. In addition, Home Registration Areas are larger and fewer in number, compared to the ones existing under the SMC regulations. Under this new rate allocation structure, a customer is charged the VC-1 rate directly by us only for calls completed to a number registered within that customer’s Home Registration Area. Long distance calls, however, are charged to a customer by the chosen long distance carrier. Other long distance carriers, in turn, will pay us a new VU-M fee for any use of our network for such a long distance call.

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

      Cellular plans

     Beginning in July 2003, our TDMA plans were adapted to the new rate structure applicable to the PCS regime. Accordingly, beginning August 2003, our TDMA plans were structured in a way that we charged a monthly fee for a certain number of usage minutes included in a service plan. In addition, we also started providing GSM technology services.

     We also provide additional revenue generating services such as call blocking, short messaging services, call forwarding, call waiting, voicemail and conference calling. In connection with the GSM plans, we also provide additional services such as photo messaging and short voice messaging services.

     Roaming Fees. We receive revenue pursuant to roaming agreements with other cellular telecommunications service providers. When a call is made from within one of our Regions by a client of another cellular service provider, that service provider pays us a roaming charge for the call which is charged at the applicable rate from the TIM Basic Plan approved by Anatel.

     Similarly, when one of our clients makes a cellular call when that customer is outside of the Region, we must pay the charges associated with that call to the cellular communication service provider in whose region the call originates. See “—Our Contractual Obligations—Roaming Agreements.”

     Prepaid Service Fees. Beginning in April 1999, we started offering customers pre-paid cellular telecommunications services. Through our pre-paid plans, our customers acquire calling cards that provide a certain number of credits that can be used to place calls. Our customers may purchase calling cards at various points of sale throughout our Regions, such as banks, grocery stores and gas stations. Our customers may also recharge their calling cards at various points of sale throughout our Regions instead of purchasing a new card. We estimate that on December 31, 2004, these points of sale numbered approximately 40,193.

      Interconnection Charges

     Prior to July 2003, we charged a telecommunications service provider from whose network a call originated an interconnection charge for every minute our network was used in connection with such call. See “—Our Contractual Obligations—Interconnection Agreements.” As of July 2003, operating under the PCS authorizations, we charge interconnection fees to long distance companies chosen by our customers to carry their long distance calls. See “—Regulation of the Brazilian Telecommunications Industry—PCS Regulations.”

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

     Beginning in July 2004, interconnection charges became negotiable among telecommunications service providers in Brazil within rules promulgated by Anatel. We are not able to anticipate the impact of the Anatel rules on such negotiations. Under a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Telemar and Embratel) and the mobile service providers, our interconnection fee paid by other operators when their users access our network to communicate with our users will be adjusted by 4.5%, in the case of calls completed to a number registered within that customer’s home registration area (VC-1 calls). This adjustment is not applicable to other types of calls (such as VC-2 and VC-3 calls) and will only apply until an arbitration procedure currently before Anatel is resolved. We have agreed that the result of such procedure will not affect the fees received while the temporary settlement agreement was in place. We cannot estimate the date on which a decision will be available nor its outcome. See Risk Factors—Risks Relating to the Brazilian Telecommunications Industry.

      Co-Billing Services

     Co-billing occurs when we bill one of our clients on behalf of another long distance service provider for services rendered our client by that carrier. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are being negotiated between the companies under the supervision of Anatel.

      Value-Added Services

     We offer, directly and through agreements that we have executed with third parties, value-added services such as short messaging services, multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services, among others. We have also entered into agreements with our competitors related to our short messaging services. As a result of these agreements, beginning December 2001, our customers were able to receive and send short messages throughout Brazil.

      Sales of Cellular Handsets

     We started selling cellular handsets in February 1999, both directly and indirectly through our dealer network. At present, we believe that supplies of cellular handsets are sufficient to satisfy demand in our Regions. See “—Our Network.”

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

     Our personnel and authorized dealers receive ongoing training and marketing support. We generally have the ability to terminate contracts with our personnel and authorized dealers for any reason by giving a written notice of termination. On December 31, 2004, services were marketed through 2,030 points of sale, out of which 32 were operated directly by our sales personnel and 1,998 through our authorized dealers, and 40.2 thousand recharging points for prepaid service.

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

     In March 1999, we commenced marketing our cellular telecommunications services under the brand “TIM,” which is also used by Maxitel and TIM Celular.

Seasonality

     We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. A number of factors contribute to this trend, including the increased use of retail distribution in which sales volume increases significantly during the year-end holiday shopping season, the timing of new product and service announcements and introductions, aggressive marketing and promotions and greater tourism volume in the fourth quarter of each year.

Our Network

     On December 31, 2004, our TDMA cellular telecommunications network included 1,597 radio base stations, and our GSM network included 1,956 radio base stations. We expanded our TDMA and GSM’s network during 2004, increasing the number of radio base stations by 0.8% and 74.6% respectively, compared to December 31, 2003. We plan to continue to expand our cellular telecommunications network to cover as broad a geographical area as economically feasible in response to projected consumer demand. The network is connected primarily through a fiber-optic transmission system leased from the fixed-line service providers operating within our Regions.

     We continue to keep GSM network quality of service development and control in response to customers’ needs and regulatory requirements. By late 2004, the GSM coverage reached 599 cities, meaning that the services were extended to 91% and 82% of the urban population in the South and Northeast Regions, respectively. The network is connected primarily by a fiber-optic transmission system leased from Telemar and Embratel. Nokia, Ericsson and Siemens are our main suppliers of GSM network equipment.

     TIM was subject to the PCS quality of service indicators as of September 2003. As of December 2004, TIM had achieved the majority, but not all, of the service of quality requirements applicable to the PCS service operators. Anatel has initiated administrative proceedings against TIM Sul and TIM Nordeste with respect to certain violations of such standards. We believe these proceedings will not have a material adverse effect on us. See “—Obligations of Telecommunications Companies.” While there can be no assurances, we will continue to make efforts to meet all our quality of service obligations under the PCS authorizations.

Billing and Collection

     Our TDMA billing and collection system, known as Business Support and Control System, was provided by Communications System Inc. LHS, a German company. These systems have four main functions:

  customer registration;

  customer information management;

  accounts receivable management; and

  billing and collection.

     Based upon our global management approach to the GSM national market, our GSM billing systems are currently shared with TIM Brasil under mutual support relations. The global billing system supplier for TIM Brasil and TIM is Communications System Inc. LHS, a German company. These systems offer the same features as mentioned above relating to our TDMA technology. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

     Pursuant to Anatel regulations, we and other telephone service providers operating in Brazil periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis. See “—Sources of Revenue—Interconnection Charges” and “—Sources of Revenue—Roaming Fees.” Currently, the roaming reconciliation process is largely managed by Verisign Clearing House. The interconnection reconciliation process is primarily managed directly by us.

Customer Service

     We operate call centers that allow our customers to obtain customer service 24 hours a day, 7 days a week. On December 31, 2004, 1,942 employees, contractors and interns were customer service representatives. During 2004, we handled 28,181,912 customer service calls.

     We developed a strong client retention strategy, focused on client satisfaction, utilizing CRM and contact management as main tools. Under such strategy, we have specific relationship programs for each segment of clients.We have implemented several ways in which our clients can contact the Company: the CRC (Customer Relations Center), the Customer Council, the Ombudsman and the hotline “Fale com o Presidente” (Speak to the President).

     We have also created a Satisfaction Committee, which is formed by high management personnel from all areas within TIM Participações who maintain a direct relationship our clients. This committee monitors procedures involving our clients and their respective quality indicators.

     Through our website, our clients may obtain copies of invoices, as well as access information regarding operations, new services and rate plans.

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

     We have a nationwide fraud detection system licensed from Digital Equipment Corporation. This system analyzes various aspects of cellular service usage including simultaneous usage by a single client, call frequency and unusually high usage patterns. The system has been operational within our Regions since July 1998.

Our Contractual Obligations

      Interconnection Agreements

     We have entered into interconnection agreements with Embratel, Brasil Telecom, Vésper S.A., Claro (a brand operated by BSE S.A.), Telemar PCS (“Oi”), Intelig S.A. and other telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Due to our migration to GSM service, we have adapted our interconnection to conform to the new SMP rules and submitted these revised contracts to Anatel. A number of our interconnection agreements currently are being reviewed by Anatel in light of our migration to PCS and are still pending approval. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. In the absence of a specific agreement, the interconnection rates that we charge are those established by Anatel regulations. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

      Roaming Agreements

     We have entered into roaming agreements for automatic roaming with other cellular service providers operating outside our Regions. Automatic roaming permits our clients to use their cellular telephones on the networks of other cellular service providers while traveling or “roaming” in Brazil outside our Regions. Similarly, we provide cellular telecommunications service to customers of other cellular service providers when those customers place or receive calls while visiting our Regions. The cellular service providers party to these agreements must provide service to roaming clients on the same basis that they provide service to their own clients and to carry out a monthly reconciliation of roaming charges. The agreements have a one-year term and automatically renew for additional one-year terms.

     We, through TIM Brasil, are a member of the Roaming Management Committee, a group comprised of 21 cellular telecommunications service providers operating in Brazil. The Roaming Management Committee was created to independently control the activities related to roaming services in Brazil and the international roaming agreements entered into by Brazilian companies with telecommunications service providers operating in the member countries of Mercosur.

     The Roaming Management Committee requires the cellular service providers to service national roaming customers generally on the same basis as the service provided to their respective own customers, and to carry out a monthly reconciliation of roaming usage charges.

      International Roaming Agreements

     We have roaming agreements with other GSM telecommunications service providers operating in 117 countries.

      Site-Sharing Agreement

     With the objective of avoiding unnecessary duplication networks and infrastructures, Anatel permits telecommunications service providers to use other providers’ networks as secondary support in providing telecommunications services. Therefore, we have allowed other telecommunications service providers in our region to use our infrastructure, and we have used others’ infrastructure, pursuant to site-sharing agreements we have entered into with them.

      Co-billing

     Co-billing occurs when we bill one of our customers on behalf of a long distance service provider for services rendered to our customers by that carrier. We provide co-billing services to all long distance operators on terms that are freely negotiated in accordance with Anatel regulations.

Competition in our Regions

     In the Southern Region, we have three competitors: Global Telecom, which is controlled by Telesp Celular and operates under the VIVO’s brand; America Movil, operating under the Claro brand; and Brasil Telecom GSM S.A., controlled by Brasil Telecom. In the Northeastern Region we have two competitors: America Movil S.A. (Claro) and TNL PCS S.A. (Telemar group), operating under the “Oi” brand. Anatel may auction new PCS licenses in regions where it deems that competition has not yet reached a satisfactory level. Today, regulations allow up to five licenses per region.

      Other Competition

     We also compete with fixed-line phone service providers operating in our Regions. Certain customers might shift to fixed-line service providers for a number of reasons, including lower prices. On September 24, 1999, the Brazilian government authorized Global Village Telecom Ltda. to provide fixed-line telecommunications service in competition with Brasil Telecom, the public service fixed-line telephone service provider operating in an area that includes our Southern Region. There are two fixed-line service providers in our Northeastern Region: Telemar and Vésper S.A.

     On April 27, 2000, Anatel issued Resolution No. 221/00, regulating Specialized Mobile Service (“Trunking”), with rules similar to the ones applicable to the cellular telecommunications services. Trunking service providers are not permitted to offer their services to individuals, and therefore will be competing with us exclusively in the corporate segment of our market. Nextel S.A. provides Trunking services in the city of São Paulo, and in 2001, started providing Trunking services in the city of Curitiba, in the state of Paraná.

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

  ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), which the Brazilian States impose at varying rates on certain revenues from the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services in the States of Paraíba and Rio Grande do Sul is 30%, while the rate is 28% in the State of Pernambuco, 27% in the States of Paraná, Alagoas, Ceará and Rio Grande do Norte and 25% in the States of Santa Catarina and Piauí. The ICMS tax rate imposed on the sale of cellular handsets averages 17% throughout the Regions, with the exception of some handsets whose manufacturers are afforded some local tax benefits, in which case the highest rate is 7%. In June 1998, the governments of individual Brazilian States approved an agreement to interpret existing Brazilian tax law to apply ICMS, effective July 1, 1998, to certain services to which ICMS had not previously been applied, including cellular activation fees. See “Item 8.Financial Information—Legal Proceedings—Litigation Related to the Application of ICMS.”

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

  COFINS. The Contribuição Social para o Financiamento da Seguridade Social (“COFINS”) is a social contribution tax on gross revenues (both operating and financial). On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% but permitted taxpayers to offset up to one-third of the amount of COFINS paid against the amount owed as Contribuição

  Sobre Lucro Líquido (“CSL”), a social contribution tax assessed on net income. The ability to offset COFINS against CSL was subsequently revoked for periods after January 1, 2000. On January 1, 2000, we began to include the COFINS tax in our bills at a rate of 3%. In October 2003, the COFINS legislation was further amended, making this tax to be non-cumulative, raising its rate to 7.6% to certain transactions, and expanding it to other taxable events, such as the sale of handsets. Telecommunications services, which were not included in transactions subject to the new 7.6% rate, will continue to be taxed at the rate of 3% after the introduction of such changes, which were effective beginning February 1, 2004.

  In 2002, the Federal Government filed a lawsuit against Teleceará Celular and Telpe Celular to prevent this billing practice and to force Teleceará Celular and Telpe Celular to pay to each customer an amount equal to double the amount charged to such customer for COFINS. Although the lawsuit was filed only in the States of Ceará and Pernambuco, if Teleceará Celular or Telpe Celular lose the lawsuit, we may decide to discontinue our practice of passing charges for COFINS through to our customers in all the states in the Region, which would increase our costs. See “Item 8. Financial Information—Legal Proceedings—Litigation Related to the Application of PIS and COFINS.”

  PIS. The Programa de Integração Social (“PIS”) is another social contribution tax, imposed prior to December 2002 at a rate of 0.65% on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. Beginning in December 2002, PIS has been levied at a rate of 1.65% on gross revenues from sales of handsets, according to Law 10,637/02. Law No. 9,718 also indirectly raised the PIS contribution tax rate owed by TIM Sul and TIM Nordeste.

  In the same lawsuit filed against Teleceará Celular and Telpe Celular to prevent them from charging customers for COFINS through to their customers, the Federal Government also has demanded that Teleceará Celular and Telpe Celular stop passing charges for PIS. In this lawsuit, the Federal Government has requested that Teleceará Celular and Telpe Celular pay to each customer an amount equal to double the amount charged to such customer for PIS. Although the lawsuit was filed only in the States of Ceará and Pernambuco, if TIM Nordeste lose the lawsuit, it may decide to discontinue this practice of passing charges for PIS through to its customers in all the States in the Region, which would increase TIM Nordeste’s costs. See “Item 8. Financial Information—Legal Proceedings—Litigation Related to the Application of PIS and COFINS.”

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

     Licenses to provide telecommunications services are granted either under the public regime, by means of a concession, or the private regime, by means of an authorization. Only certain fixed-line service providers are currently operating under the public regime.

     Services provided under the private regime are classified as either providing a service of collective interest or restricted interest. Collective interest private regime services are subject to requirements imposed by Anatel under the applicable authorizations and the General Telecommunications Law. Restricted interest private regime services are subject to fewer requirements than public regime or collective interest private regime services. Under the authorizations, the Subsidiaries operated under the collective interest private regime.

     In 1997, the Subsidiaries were granted SMC concessions. In December 2002, TIM Sul and TIM Nordeste as successors to the Subsidiaries converted their SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. As a result of the conversion from concessions to authorizations, TIM Sul and TIM Nordeste have subsequently been allowed to operate under the PCS regulations.

      The following table sets forth the expiration date of each of TIM Sul’s PCS authorizations:

Authorization
Territory	expiration date

State of Paraná	September 3, 2007
State of Santa Catarina	September 30, 2008
City of Pelotas (State of Rio Grande do Sul)	April 14, 2009

     The following table sets forth the expiration date of the initial period of each of TIM Nordeste’s PCS authorizations:

Authorization
Subsidiary	expiration date

Telpe Celular	May 15, 2009
Teleceará Celular	November 28, 2008
Telpa Celular	December 31, 2008
Telern Celular	December 31, 2008
Telasa Celular	December 15, 2008
Telepisa Celular	March 27, 2009

      Obligations of Telecommunications Companies

     In November 1999, Anatel and the Brazilian cellular service providers jointly adopted a “Protocol for Mobile Cellular Service Providers” (the “Protocol”). The Protocol established additional quality of service targets and rates, which SMC operators were required to achieve by June 2001. Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel was required to examine the performance of the Brazilian telecommunications companies under the Protocol’s standards. Despite migration to SMP in December 2002, from January to June 2003, we reported to Anatel regarding, and had complied with, all quality of service indicators applicable to SMC operators. The Protocol ceased to be applicable to TIM Sul and TIM Nordeste after July 2003.

     Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See “—PCS Regulation.” Since December 2003, we have achieved the majority, but not all of the service of quality requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. In December 2004, Anatel initiated administrative proceedings against TIM Sul and TIM Nordeste for non-compliance with certain of our quality of service obligations under the PCS authorizations in the years 2003 and 2004. We have submitted to Anatel a petition explaining that the non-compliance with certain quality standards was due mainly to the migration from the SMC regime to the PCS regime, the change in the long-distance calling system as well as the overlay of the GSM network. These changes resulted in an out of the ordinary number of calls to the customers’ service number. We believe that we have since complied with Anatel’s quality standards and that customer satisfaction has improved. We cannot predict the outcome of the Anatel proceedings at this time but we do not believe that an unfavorable outcome will cause a material adverse effect on our business, financial condition and results of operations. We will continue to strive to meet all of our quality of service obligations under the PCS authorizations, but we can provide no assurance that we will be able to do so.

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

     According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. The Subsidiaries converted their cellular concessions into PCS authorizations in December 2002, and later transferred them to TIM Sul and TIM Nordeste, which are now subject to certain obligations under the PCS regulations. See “—Authorizations and Concessions.”

     In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may only be provided under Bands C, D and E licenses which encompass the 900 and 1800 Mhz bands and were auctioned by Anatel in 2001 and 2002. An authorization to operate in Band D in the Region was acquired by Brasil Telecom and BSE S.A., and by Telemar, operating with the brand “Oi.” The right to use the Band E frequency was purchased by a fixed-line provider offering PCS, services, Vesper S.A. The Band C auctions were later withdrawn.

     Obligations under the PCS regulations and TIM Sul’s and TIM Nordeste’s authorizations differ from the obligations that were applicable to our Subsidiaries while operating under their concessions. For example, the obligations under the PCS regulations and TIM Sul’s and TIM Nordeste’s authorizations include the requirement to comply with additional and more stringent service quality standards and to offer customers their choice of long distance carriers in long distance calls on a per call basis. Anatel has initiated administrative proceedings against TIM Sul and TIM Nordeste for non-compliance with certain of such quality standards. We believe we are now in compliance with such standards, but we cannot assure you that we will be able to continue to comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies” and “Item 3—Risk Factors—Risks Relating to our Business—The conversion of our SMC concessions into PCS authorizations, and our ability to comply with such authorizations, may have a significant impact on our business.”

     Under the PCS regulations, we are generally free to determine the prices charged for our services, subject to certain limitations imposed by Anatel rules and the General Telecommunications Law. TIM Sul and TIM Nordeste have been subject to such new rate structure since July 2003. We have no available data indicating how this rate structure could adversely affect fee considerations and results of operations.

     According to the new PCS regulations, we are required to adjust our operating processes and agreements to such new rules, including our interconnection agreements, as well as agreements with our customers. By April 2005, substantially all of our interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

      Interconnection Regulation

     Telecommunications service providers are required to provide interconnection according to the “General Interconnection Rules,” adopted by Anatel through Resolução 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain limits, including a price-cap established by Anatel. For example, if a telecommunication service provider offers any party an interconnection fee below the Anatel price-cap, such telecommunications service provider must offer to provide interconnection to other parties at the same lower fee. Under a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Telemar and Embratel) and the mobile service providers, our interconnection fee paid by other operators when their users access our network to communicate with our users will be adjusted by 4.5%, in the case of calls completed to a number registered within that customer’s home registration area (VC-1 calls). This adjustment is not applicable to other types of calls (such as VC-2 and VC-3 calls) and will only apply until an arbitration procedure currently before Anatel is resolved. We have agreed that the result of such procedure will not affect the fees received while the temporary settlement agreement was in place. We cannot estimate the date on which a decision will be available nor its outcome. See Risk Factors—Risks Relating to the Brazilian Telecommunications Industry.

      Rate Regulation

     Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel. We expect that the adjustment of these prices will follow the trend of the market, and that the adjustment will be below the annual inflation rate based on the Índice Geral de Preços—Disponibilidade Interna (“IGP-DI”), a price index created by the Fundação Getúlio Vargas, a Brazilian economic research organization.

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

      Property, Plant and Equipment

     Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. On the sites of our radio base stations, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. On December 31, 2004, we had 25 cellular switches in TDMA and 8 in GSM technologies and 1,588 TDMA radio base stations and 1943 GSM base transceiver stations within our Regions. We generally lease or buy the sites where our cellular telecommunications network equipment is installed. On December 31, 2004, our Subsidiaries owned approximately 38,280 square meters and leased about 131,126 square meters, all of which were available for installation of our equipment. Most of our leasing contracts were renewed in 2004 and expire after 2005.

     We also lease 37,241 square meters and own about 77,842 square meters of office space in our Regions. Most of our leasing contracts were renewed in 2004 and expire after 2005. There are no encumbrances that may affect our utilization of our property or equipment.

Item 5. Operating and Financial Review and Prospects

      Merger of Tele Nordeste Celular Participações S.A. into Tele Celular Sul Participações S.A.

     On August 30, 2004, TND merged with and into TSU, which was subsequently renamed TIM Participações S.A. Under applicable Brazilian accounting principles, the merger is accounted for as a purchase of TND at book value, generating no goodwill. We account for the merged companies’ combined operations as if the merger had occurred on January 1, 2004. Therefore, the consolidated financial statements included in this annual report reflect the merger as follows:

  the assets and liabilities of TND were recorded at their net book value as of August 30, 2004;

  the 2004 consolidated income statement reflects the combined results of operations of TSU and TND with effect from January 1, 2004;

  the 2003 and 2002 consolidated income statements are the historical income statements of TSU and we have not restated them to reflect the merger;

  the December 31, 2004 consolidated balance sheet is the historical balance sheet of TIM as of that date and reflects the combination of TSU and TND;

  the December 31, 2003 and 2002 consolidated balance sheets are the historical balance sheets of TSU as of those dates and we have not restated them to reflect the merger.

     Due to the merger, our 2004 consolidated financial statements are not comparable with our historical financial statements. In addition, we are unable to distinguish clearly between internal growth in 2004 and growth due to the merger. In order to address this problem and to facilitate an understanding of how our business evolved in 2004, we have provided supplemental pro forma 2003 information throughout this annual report. The pro forma information reflects the combination of TND with TSU as if the combination occurred on January 1, 2003 in the case of income statement information, and on December 31, 2003 in the case of balance sheet information. For an explanation of how the pro forma amounts were calculated, including what adjustments were made, see the unaudited pro forma financial statements included in this annual report. See Note 3.c to our Consolidated Financial Statements. The pro forma adjustments are limited to those adjustments directly related to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the dates assumed.

Overview

     The Brazilian economy experienced strong growth in 2004, with 5.3% GDP growth compared to a 0.1% GDP decrease in 2003. The exchange rate was R$2.65 to US$1.00 at December 31, 2004 compared to R$2.89 to US$1.00 at December 31, 2003. According to Anatel, the year ended with a total of 65.6 million cell phones operating in Brazil, representing approximately 1.7 times the total number of fixed lines. Anatel ranks Brazil as the sixth largest mobile communication market in the world, next to some of the world’s most developed and densely populated countries, such as the United States and China. At December 31, 2004, the number of cellular telephones per 100 people was 36.6.

     In 2004, we achieved significant growth by adding approximately 1.4 million customers to our base, representing a 146.7% increase in our 2003 growth rate, when we added approximately 0.6 million. At December 31, 2004, we had approximately 5.7 million customers, representing an increase of 34% from the end of 2003. Our most significant growth continues to be in the prepaid customer base, which totaled approximately 4.3 million customers at December 31, 2004, a 44% increase from the preceding year. Our postpaid customer base was approximately 1.3 million subscribers at December 31, 2004, an 8% increase over year end 2003. The increase of our client base was due to the growth of the Brazilian economy, as well as to the introduction of new services that implement GSM technology. For 2005, we expect that our client base will continue to grow, however, in percentages less favorable than those experienced in 2004.

     Our net income in 2004 was R$265.9 million, representing a 4.3% decrease from pro forma 2003. In 2003 we recognized non-recurring revenue, amounting to R$ 25.1 million, related to gain from the sale of the interest in Blah!

     Our 2004 gross service revenue was R$2,782.4 million, an 18.3% increase from pro forma 2003. This increase is mainly derived from the 34% expansion of our customer base and a 110% increase in value-added services revenue. Our average revenue per user (ARPU) was R$35.03, versus R$38.09 in pro forma 2003, representing an 8% reduction due to a 44% increase in our prepaid customer base which has lower usage level when compared to the postpaid customer. Our gross handset revenue for the period was R$646.8 million, a 70.5% increase over pro forma 2003, because of the greater growth of mobile communications in 2004. Thus, gross revenue in 2004 totaled R$ 3.4 billion, 25% higher than pro forma 2003.

      In 2004 we completed our implementation of Global System for Mobile Communications (“GSM”) technology. At December 31, 2004, our new network covered 599 cities, surpassing the 564 cities covered by the TDMA, and served 91.1% and 82.4% of the urban populations in the Southern and Northeastern Regions, respectively. At such time, 2,049,456 of our customers or 36% of our total lines were using GSM technology, representing 46.4% and 24.8% of our customers in the Southern and Northeastern Regions, respectively. We will continue in 2005 to work toward migrating our TDMA customers and ensuring that our GSM structure is capable of absorbing those customers.

     We have faced accelerated growth and strong competition in both of our regions. Nevertheless, we have remained the leader in our regions with our monthly customer churn at 1.9%, which is below the Brazilian average of 2.5% . We remain committed to customer satisfaction and quality of services, and this commitment will continue to guide our investment decisions.

      Blah! Sociedade Anônima de Serviços e Comércio (formerly timnet.com)

     On June 13, 2000, we created timnet.com S.A. (“timnet.com”), an Internet and value-added services company with an initial capitalization of approximately R$18.0 million in common shares, held 50% by TSU and 50% by TND. As of December 31, 2001, timnet.com had subscribed capital in the amount of R$78 million and the following companies were timnet.com’s shareholders, each holding a 20% interest: TSU; TND; Maxitel S.A.; TIM Celular S.A.; and TIM International N.V. On September 26, 2003 timnet.com’s name was changed to Blah! Sociedade Anônima de Serviços e Comércio (“Blah!”).

      In 2000, 2001 and 2002, our proportionate share of the results of Blah! were included in our Consolidated Financial Statements. In December 2003, TSU and TND each sold their 20% participation in the total capital of Blah! to TIM International N.V., an affiliated company under common control. We recognized a gain in this transaction in the amount of R$12.5 million for Brazilian Corporate Law accounting purposes, which was reversed for US GAAP purposes. See Note 33.I.k to our Consolidated Financial Statements.

Critical Accounting Policies

     Critical accounting policies are those that are both important to the portrayal of our financial condition and results and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become more complex. We base our estimates and assumptions on historical experience, industry trends or other factors that we believe to be reasonable under the circumstances. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported financial results. In order to provide an understanding about how our management has estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below. We describe our significant accounting policies, including the ones discussed below, in Note 4 to our Consolidated Financial Statements.

      Depreciation and Impairment of Long-Lived Assets

     Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See Notes 4 and 11 to our Consolidated Financial Statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. The assets related to TDMA technology have been subject to accelerated depreciation and must be 100% depreciated by 2008.

     We review our long-lived assets, such as goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. However, asset impairment evaluations are, by nature, highly subjective. If our projections are not met, we may have to record impairment charges not previously recognized. In analyzing potential impairments, we use projections based on our view of growth rates for our business, anticipated future economic, regulatory and political conditions and changes in technology. Such projections are subject to change, including as a result of technological developments that may render long-lived assets obsolete sooner than anticipated. See Note 4 to our Consolidated Financial Statements.

      Allowance for Doubtful Accounts

     We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due). The provision for doubtful accounts for 2004 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See Notes 4 and 5 to our Consolidated Financial Statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

      1) TIM Sul

Percentage
estimated to
be
uncollectible

Receivables overdue 61 to 90 days	50.0%
Receivables overdue 91 to 120 days	80.0%
Receivables overdue 121 to 180 days	90.0%
Receivables overdue more than 181 days	100.0%

      2) TIM Nordeste

Percentage
estimated to
be
Days overdue	uncollectible

001-030	4%
031-060	4%
061-090	35%
091-120	55%
121-150	75%
151-180	95%
> 180	100%

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

      Revenue Recognition and Customer Incentive Programs

     Revenues are recorded when services are rendered. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed. These estimates, which are based primarily upon unbilled minutes of use, could differ from our actual experience. See Note 4 to our Consolidated Financial Statements.

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

  economic growth and income distribution in our Regions and their impact on demand for telecommunications services,

  our ability to generate adequate cash from operations or, alternatively, the cost and availability of financing,

  exchange rates between Brazilian and foreign currencies,

  the growth and strength of competition,

  the regulatory environment in which we operate, and

  our ability to respond to changing telecommunication technologies.

Trend Information

      Migration of Customers from Postpaid to Prepaid Plans

     In May 1999, we launched our prepaid services plans, under which clients purchase credits toward a certain number of call minutes. In February 2000, this trend accelerated when clients using prepaid services were able to receive calls when outside of the Region, within Brazil. Clients using prepaid services made up 76% of the customer base on December 31, 2004, compared to 71% on December 31, 2003. Management expects that the proportion of clients using prepaid services will continue to increase due to the fact that the average revenue from our prepaid services clients is lower than from our postpaid services clients. See “Item 4. Information on the Company—Sources of Revenue—Network Usage Charges and Monthly Subscription Charges.”

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

     We have responded to the increased competition with various measures. In 1999, we took actions to increase penetration and market share, including providing subsidies and zero-interest financing on sales of handsets and free airtime to clients. In 2000, because we changed our focus from expanding our client base to retaining our heavy-use clients, we substantially reduced the subsidies directed to the attraction of new clients, but increased the subsidies directed to customer retention and developing customer loyalty. This pattern continued in 2001, 2002, and 2003. In 2004, the subsidies were extended to our clients that migrated from TDMA to GSM through personal offers that take into consideration the time the client has been a customer and the value of the customer’s account. The total subsidies in 2004 amounted to R$ 64.9 million, while in 2003 the subsidies were R$24.6 million. For 2005, we expect that the subsidies will continue to be offered and should follow pressures created by the competitive environment. We also anticipate that the subsidies will be offered as part of our policy to develop customer loyalty and stimulate the migration to GSM.

     Our results of operations have been adversely affected by the opening of the Brazilian market for cellular telecommunications services to competition in 1998. Our strongest competition has been from Global Telecom in the Southern Region and from Oi, a cellular services provider controlled by Telemar, in the Northeastern Region. We also faced significant competition from Claro, controlled by Telecom Américas. In early 2003, Portugal Telecom and Global Telecom announced that they had entered into a joint venture that would market itself under a single brand, Vivo. We also face increasing competition from a new entrant, Brasil Telecom, which started its cellular operations in our region in the second half of 2004. Although the size of our client base increased in absolute terms during 2004, our market share for the entire concession area decreased from 50.1% on December 31, 2003 to 43.8% on December 31, 2004 mainly due to the increase in competition in the market.

     The scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See “Item 3. Key Information—Risk Factors—Risks Relating to Us—We face increasing competition, which may adversely affect our results of operations” and “Item 4. Information on the Company—Competition in our Regions.”

      Long Distance Revenues

     While operating under the concessions, we had the right to charge VC2 and VC3 rates for all long distance calls placed by our customers. As of July 2003, the CSP Program went into effect, under which we were required to enable our customers to choose a long distance carrier on a per call basis. Consequently, we no longer had the right to charge VC2 and VC3 rates for all long distance calls made by our clients. Since January 2005, our domestic and international long distance authorizations were relinquished. Upon such relinquishment, we ceased receiving long distance revenues from our customers but instead receive VU-M revenues from long distance carriers selected by our customers, which we record in our financial statements as usage charges. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition. In 2004, our long distance revenue was R$ 202.9 million.

      Increased Depreciation

     As a part of our plan to implement a GSM system overlay, we expect to continue to make large capital expenditures for the necessary modernization of our telecommunications equipment. As a result of these planned capital expenditures for equipment, we expect to record greater depreciation expense.

      Seasonality

     We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. See “Item 4. Information on the Company—Seasonality.”

Foreign Exchange and Interest Rate Exposure

In April 1999, we began entering into hedging agreements covering payments of principal on our U.S. dollar-denominated indebtedness. Our foreign exchange hedging agreements establish a fixed rate at which we agree to purchase U.S. dollars at a future date to pay our U.S. dollar-denominated principal payment obligations, which protect us from devaluations of the real but expose us to potential losses in the event that the U.S. dollar declines in value against the real. On December 31, 2004, our outstanding indebtedness denominated in U.S. dollars was R$42.1 million (working capital loans). Our exposure to foreign currency risk was hedged at the rate of 100% of the Certificado de Depósito Bancário (Interbank Deposit Certificate or “CDI”), a Brazilian interest rate benchmark, and we have entered into U.S. dollar swaps to eliminate potential real/dollar volatility risk. See Notes 14 and 28 to our Consolidated Financial Statements. During the term of our hedging agreements, we experience foreign exchange gains and losses due to the accounting treatment of the hedge. Such gains and losses tend to offset each other such that their sum, over the life of the hedge, tends to be close to zero.

     Devaluation of the real increases the cost, expressed in reais, of some of our foreign-currency-denominated capital expenditures. Our revenues are earned almost entirely in reais, and we have no material U.S. dollar-denominated assets. Thus, we also are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge.

     We are exposed to interest rate risk as a consequence of our floating rate debt. As of December 31, 2004, R$61.3 million, or 59%, of our interest-bearing liabilities bore interest at floating rates. See Note 14 to our Consolidated Financial Statements. Our floating-rate interest obligations are primarily at rates based on the rate for the CDI. As of December 31, 2004, we also were party to hedging arrangements under which we undertook floating-rate reais-denominated obligations in place of some of our U.S. dollar-denominated floating rate obligations in order to reduce our exposure to foreign interest rate risk. Under these financing arrangements, we paid interest in 2004 at an average effective rate per annum of 12.20% . See Notes 14 and 28 to our Consolidated Financial Statements. If market interest rates (principally CDI) rise, our financing expenses will increase. However, as of December 31, 2004, we had more assets than liabilities accruing interest at variable rates, which created a natural hedge against interest rate risk. Thus, an increase in CDI would increase our financial income by more than the increase in our financial expense. Conversely, a decrease in CDI would decrease our financial income more than our financial expense, resulting in a decrease in net financial income.

Brazilian Corporate Law Accounting Method and U.S. GAAP

     Our Consolidated Financial Statements are prepared in accordance with the Brazilian Corporate Law Method, which differs in certain material respects from U.S. GAAP. See Note 33 to our Consolidated Financial Statements for a summary of the differences between the Brazilian Corporate Law accounting method and U.S. GAAP, as well as a reconciliation of our shareholders’ equity as of December 31, 2003 and 2004, and net income for the years ended December 31, 2002, 2003 and 2004 to U.S. GAAP. Net income for 2004 is R$233.3 million under U.S. GAAP, compared with net income of R$265.9 million under the Brazilian Corporate Law Method. Shareholders’ equity at December 31, 2004 was R$2,349.5 million under U.S. GAAP, compared to R$2,020.5 million under the Brazilian Corporate Law Method.

     The differences between the Brazilian Corporate Law Method and U.S. GAAP that have the most significant effects on net income in 2004 are differences in capitalized interest, asset retirement obligations, future discounts, derivative instruments and hedging activities, and the rules regarding depreciation and amortization of the effect of indexation of property, plant and equipment. The differences between the Brazilian Corporate Law Method and U.S. GAAP that have the most significant effects on shareholders’ equity in 2004 are the differences in the rules regarding depreciation and amortization, asset retirement obligations, handset discounts, allocation of fair value due to the merger with TND, goodwill amortization and the deferred tax effect on the differences between the Brazilian Corporate Law Method and U.S. GAAP. The portion of the merger under common control was accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of TND. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

Results of Operations

     The following table sets forth certain components of our statement of income for each year in the three-year period ended December 31, 2004, as well as the percentage change from year to year.

Statement of Income Data: (1)
Brazilian Corporate Law Method		Year ended December 31,							Year over year

		2002		2003		Pro forma 2003		2004	2002-2003	Pro forma 2003 -2004

		(thousands of reais)							Percentage Changes

Net operating revenue	R$	896,824	R$	1,088,282	R$	2,110,263	R$	2,564,632	21.3%	21.5%
Cost of services and goods		(486,383)		(576,914)		(1,058,493)		(1,293,070)	18.6	22.2

Gross profit		410,441		511,368		1,051,770		1,271,562	24.6	20.9

Operating expenses:
Selling expenses		(185,446)		(230,488)		(461,562)		(647,277)	24.3	40.2
General and administrative
expenses		(83,346)		(94,877)		(193,802)		(182,442)	13.8	(5.9)
Other operating expense		(20,463)		(28,422)		(30,604)		(53,737)	38.8	75.6
Equity investment		(4,288)		(3,250)		(6,500)		–	(24.2)	–

Total operating expenses		(293,543)		(357,037)		(692,468)		(883,456)	21.6	27.6

Operating income before interest		116,898		154,331		359,302		388,106	32.0	8.0
Net financial income (expense)		(18,958)		25,809		79,070		60,571	(236.1)	(23.4)
Net non-operating income
(expense)		(127)		12,842		26,661		(4,592)	–	(117.2)
Income before taxes and minority
interests		97,813		192,982		465,033		444,085	97.3	(4.5)
Income and social contribution
tax benefit (expense)		(19,473)		(42,423)		(111,813)		(108,037)	117.9	(3.4)
Minority interests		(12,566)		(29,757)		(75,393)		(70,113)	136.8	(7.0)

Net income	R$	65,774	R$	120,802		277,827		265,935	83.7%	(4.3)%

(1)	Columns may not add due to rounding.

Results of Operations for the Year Ended December 31, 2004 Compared to the Pro Forma Year Ended December 31, 2003

      Net income

     Net income in 2004 was R$265.9 million, representing a decrease of 4.3% from R$277.8 million in pro forma 2003. In 2004, we incurred expenses of R$11 million due to the restructuring of our companies, R$21 million due to the acceleration of the TDMA depreciation, and R$5 million due to a 7% increase in our COFINS taxes. In 2003 we recorded non-operating revenue, amounting to R$25.1 million, related to gain from the sale of the interest in Blah.

      Operating revenues

      Our operating revenues consist of:

  usage charges, which include measured service charges for outgoing calls and roaming charges,

  long distance charges;

  value-added services;

  site sharing and infrastructure revenues that we charge to other telecommunications service providers;

  monthly subscription charges;

  interconnection charges, which are amounts we charge to other cellular and fixed-line service providers for use of our network;

  other service revenues, including charges for call forwarding and call blocking, etc; and

  proceeds from the sale of cellular telephones and accessories.

     The composition of operating revenues by category of service is presented in Note 20 to our Consolidated Financial Statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

     The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for pro forma 2003 and 2004:

Statement of Income Data: (1)
Brazilian Corporate Law Method	Year ended December 31,						% Change

		2003		Pro forma 2003		2004	Pro forma 2003 -2004

	(thousands of reais)
Usage charges	R$	448,349	R$	1,048,746	R$	1,246,666	18.9%
Long distance charges		39,331		79,278		202,963	156.0
Value added services		34,621		56,362		118,396	110.1
Site sharing revenues		12,268		21,299		26,866	26.1
Monthly subscription charges		224,178		358,347		358,178	0.0
Interconnection charges		397,107		783,473		822,576	5.0
Other service revenues		3,618		4,040		6,758	67.3

Gross operating revenues from
services		1,159,472		2,351,545		2,782,403	18.3
Value-added and other taxes relating
to services		(232,130)		(496,745)		(607,193)	22.2
Discounts on services		(36,610)		(36,610)		(54,482)	48.8

Net operating revenues from services		890,732		1,818,190		2,120,728	16.6

Sales of cellular handsets and
accessories		255,716		379,261		646,772	70.5
Value-added and other taxes on
handset sales		(33,989)		(57,520)		(116,523)	102.6

Discounts on handset sales		(24,177)		(29,668)		(86,345)	191.0

Net operating revenues from sales of
cellular handsets and accessories		197,550		292,073		443,904	52.0

Total net operating revenues	R$	1,088,282	R$	2,110,263	R$	2,564,632	21.5%

(1)	Columns may not add due to rounding.

     Our net operating revenues increased 21.5% to R$2,564.6 million in 2004, from R$2,110.3 million in pro forma 2003. The growth in revenues years resulted principally from increases in the size of our customer base, the sale of cellular telephone handsets, value added services and tariff increases.

     In 2004, our average number of customers, calculated as the simple mean of monthly averages, increased 25.5% to 4.9 million, compared to 3.9 million customers in pro forma 2003. Average monthly revenue per customer decreased 8.0% to R$35 in 2004, compared to R$38 in pro forma 2003. The decrease is a result of strong growth in the overall customer base, in particular the 44% expansion in the prepaid customer base.

      Usage charges

     Revenue from usage charges was R$1,246.7 million in 2004, an 18.9% increase from R$1,048.7 million in pro forma 2003, due primarily to the 24.2% expansion of our client base and a 3.5% increase in tariffs, offset in part by an 11.1% decrease in total minutes of billed use per customer, as described below.

     The volume of outgoing minutes used by our customers in 2004 was 217.1 million, representing a 6.7% increase from 203.5 million in pro forma 2003.

     The total average monthly minutes of billed use per customer (“MOU”) for pro forma 2003 and 2004 was as shown in the following table:

	Year Ended December 31,

	pro forma 2003	2004

Average incoming MOU during the year	48.0	44.0
Average outgoing MOU during the year	52.0	45.0
Average total MOU during the year	101.0	90.0

     We believe the decrease in the average total MOU from 2003 to 2004 was due primarily to the increased proportion of our customer base made up of prepaid customers, who generally have lower usage levels than postpaid customers.

      Long distance charges

     Revenues from long distance charges increased to R$203.0 million in 2004 from R$79.3 million in pro forma 2003, due to the expansion in our client base and the resulting increase in the proportion of clients using long-distance service. However, in January 2005 our domestic and international long distance authorizations were relinquished pursuant to a prior commitment to Anatel. Upon such relinquishment, we ceased receiving long distance revenues from our customers but instead receive VU-M revenues from long distance carriers selected by our customers, which we record in our financial statements as usage charges. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition.

      Value added services

     Value added services revenues increased 110.1% to R$118.4 million in 2004 from R$79.3 million in pro forma 2003, due to the growth of such services. The evolution of GSM and its large variety of innovative handsets have enabled us to provide advanced services with compelling content (entertainment, infotainment and institutional/governmental information). These services include short messaging services (which represent the major portion of VAS revenues), multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services, chats, among others.

      Site sharing revenues

     Site sharing revenues increased 26.1% to R$26.9 million in 2004 from R$21.3 million in pro forma 2003, due to increased sharing of infrastructure with third parties.

      Monthly subscription charges

     Revenues from monthly subscription charges remained stable at R$358.2 million in 2004, compared to R$358.3 million in pro forma 2003, due to most of our new customers subscribing to pre-paid plans, which do not charge monthly subscription fees. The following table shows the total average number of customers during pro forma 2003 and 2004.

	Year Ended December 31,

	pro forma 2003	2004

Average number of customers using post-paid plans (1)	1,225,866	1,295,175
Average number of customers using pre-paid plans (1)	2,652,521	3,525,203
Total number of customers (1)	3,878,387	4,820,378

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

      Interconnection charges

     Interconnection revenues were R$822.6 in 2004, a 5.0% increase from R$783.5 in pro forma 2003. This increase resulted primarily from an increase of 24.2% in our average customer base and a 24.3% increase in our interconnection rates, and was partially offset by the new usage rate structure introduced for billing interconnection charges between mobile carriers that was introduced as part of the PCS regulations.

      Other service revenues

     Revenues from other services was R$6.8 million in 2004, a 67.3% increase from R$4.0 million in pro forma 2003. This increase was mainly caused by an increase in revenues from services allowing customers to shift from post-paid to pre-paid plans, the growth of our customer base and credits due. Revenues from other services principally include revenues from account transfers, changing numbers, charges that a customer pays when migrating from post-paid to pre-paid plans and credits due.

      Value-added and other taxes relating to services

     The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 30% in our Regions. ICMS is also the principal tax on sales of handsets, which is imposed at a rate of 17% in our Regions. See “Item 4. Information on the Company—Sources of Revenues—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and at combined rates of 4.65% on cellular telephone handset sales. Our value-added and other taxes relating to services increased 22.2% from pro forma 2003 to 2004, due primarily to an increase in the operating revenue from services and increased sales of handsets.

      Discounts

     Discounts on services increased 48.8% to 607,193 in 2004, compared to 496,745 in pro forma 2003. This increase was due primarily to strong competitive pressure to offer discounts during 2004.

      Sales of cellular handsets and accessories

     Sales of cellular handsets was R$646.8 million in 2004, a 70.5% increase from R$379.3 in pro forma 2003, due primarily to higher growth of mobile telecommunications in 2004, when 1.9 million handsets were sold compared to 1.0 million in 2003.

   Costs of services and goods

     Cost of services and goods increased by 22.2% from pro forma 2003 to 2004, due primarily to a 60.7% increase in handset costs, a 42.9% increase in circuit leasing and related expenses, a 26.8% increase in materials and services, a 13.6% increase in the Fistel Tax and other, a 22.7% increase in personnel and a 12.9% increase in depreciation and amortization expenses. The following table sets forth the composition of costs of services and sales of cellular handsets, as well as the percentage change, from pro forma 2003 to 2004:

Statement of Income Data: [1]
Brazilian Corporate Law Method		Year ended December 31,					Year over year

		2003		Pro forma 2003		2004	Pro forma 2003-2004

		(in thousands of reais)				Percentage Changes

Depreciation and amortization	R$	169,454	R$	310,973	R$	351,018	12.9
Interconnection expenses		96,025		265,706		208,992	(21.3)
Circuit leasing and related		51,330
expenses				99,250		141,835	42.9
Materials and services		26,750		44,372		56,243	26.8
Personnel		10,111		18,869		23,158	22.7
FISTEL tax and other		1,522		2,629		2,987	13.6

Total cost of services		355,192		741,799		784,233	5.7
Cost of handsets and accessories
sold		221,722		316,694		508,837	60.7

Total costs of services and goods	R$	576,914	R$	1,058,493	R$	1,293,070	22.2

(1)	Columns may not add due to rounding.

     Depreciation and amortization

     Depreciation and amortization expenses increased 12.9% to R$351.0 million in 2004 from R$311.0 million in pro forma 2003, due primarily to increases in the amount of our depreciable assets, as a result of investments made relating to the expansion and modernization of our network. In 2004, the Depreciation of the TDMA-related assets were accelerated, in order to be fully depreciated by 2008. We expect our depreciation expense to increase in the future as depreciation of our GSM investments increases.

     Interconnection expenses

     Interconnection expenses consist of amounts paid to fixed-line and other cellular service providers for completion on their networks of calls originating on our network. Interconnection costs decreased 21.3% to R$209.0 million in 2004, from R$265.7 million in pro forma 2003, due primarily to the effects of the new CSP program billing rules introduced in July 2003, under which an operator is obligated to pay another operator for interconnection services only when the first operator’s relative share of the total interconnection minutes rendered between the two operators falls below 45% of the total of such minutes in any given month.

     Circuit leasing and related expenses

     Circuit leasing and related expenses represent lease payments to Brasil Telecom, Telemar and Embratel for use of circuits interconnecting our radio base stations and switching centers and connecting our network to the networks of Brasil Telecom, Telemar and Embratel. Circuit leasing and related expenses increased 42.9% in 2004 to R$141.8 million from R$99.3 million in pro forma 2003. This increase was mainly due to the increase in leased lines and radio sites due to the expansion of the network, which resulted in a 0.8% increase in the number of TDMA base stations and a 76% increase in the number of GSM base stations.

     Materials and services

     Third-party materials and services costs were R$56.2 million in 2004, a 26.8% increase over R$44.4 million in pro forma 2003. This increase was primarily due to the increase in the number of sites used to support our network.

     Personnel

     Personnel costs increased 22.7% to R$23.2 million in 2004 from R$18.9 million in pro forma 2003. This increase was primarily due to a salary adjustment in accordance with a collective-bargaining agreement with our labor union and a 10.5% increase in the size of our workforce.

      FISTEL tax and other

     FISTEL tax and other costs increased 13.6% to R$3.0 million in 2004 from R$2.6 million in pro forma 2003, due in part to charges for the installation of new stations and fees for the maintenance of existing stations. We believe FISTEL costs will increase in the future due to the expansion of the GSM network and tax expenses on the handsets we sell.

      Costs of handsets and accessories sold

     The cost of handsets and accessories sold in 2004 was R$508.8 million, representing a 60.7% increase from R$316.7 million in pro forma 2003. This increase was due primarily due to an expansion in the handset sales volume during the period in 2004 as 1.9 million handsets were sold compared to 1.0 million sold in 2003.

   Gross profit margins

     The following table sets forth our gross profits, as well as the percentage change, from pro forma 2003 to 2004:

Statement of Income Data:[1]
Brazilian Corporate Law Method	Year ended December 31,			% Change

	2003	Pro forma 2003	2004	Pro forma 2003 -2004

	(thousands of reais) (1)
Net operating revenues from services	890,732	1,818,190	2,120,728	16.6
Cost of services	(355,192)	(741,799)	(784,233)	5.7

Gross profit from services	535,540	1,076,391	1,336,495	24.2

Net operating revenues from sales of cellular handsets and accessories	197,550	292,073	443,904	52.0
Cost of goods	(221,722)	(316,694)	(508,837)	60.7

Gross loss from sales of cellular handsets and accessories	(24,172)	(24,621)	(64,933)	163.7

Gross profit	511,368	1,051,770	1,271,562	20.9

(1) Columns may not add due to rounding.

     Our gross profit margin (gross profit as a percentage of net revenues) from services increased from 59.2% in pro forma 2003 to 63.0% in 2004. This increase resulted primarily from an increase in revenues while costs, particularly depreciation and amortization, increased more slowly. In addition, interconnection expenses decreased as an effect of the new CSP Program billing rules, under which we only need to pay another operator for interconnection services when our share of the total interconnection minutes rendered between operators falls below 45% of the total monthly minutes.

     Our negative gross margin for sales of cellular handsets and accessories increased from 8.4% in pro forma 2003 to 14.6% in 2004. We engage in sales of handsets, often with special promotions at particular times of the year, to increase the number of customers and generate demand for our services. The increase in negative gross margin in 2004 was due primarily to an increase in subsidies.

     Our overall gross profit margin remained stable, from 49.8% in pro forma 2003 to 49.6% in 2004. This resulted primarily from an increase in gross profit margin on services offset by the reduction of our gross margin for handset sales.

   Operating expenses

     The following table sets forth our operating expenses, as well as the percentage change from year to year of each component, for pro forma 2003 and 2004:

Statement of Income Data: [1]
Brazilian Corporate Law Method		Year ended December 31,					Year over year

		2003		Pro forma 2003		2004	Pro forma 2003 -2004

Operating expenses:							Percentage Changes
Selling expenses	R$	(230,488)	R$	(461,562)	R$	(647,277)	40.2%
General and administrative expenses		(94,877)		(193,802)		(182,442)	(5.9)
Other operating expenses, net		(28,422)		(30,604)		(53,737)	75.6
Loss on equity investment		(3,250)		(6,500)		–	–

Total operating expenses		(357,037)		(692,468)		(883,456)	27.6%

(1) Columns may not add due to rounding.

     Our total operating expenses increased 27.6% to R$883.5 million in 2004 from R$692.5 million in pro forma 2003. This increase resulted from increases in selling expenses and others net operating expenses.

Selling expenses

     Selling expenses increased 40.2% to R$647.3 million in 2004 from R$461.6 million in pro forma 2003. This increase was primarily due to a 71.6% growth in the gross addition of clients, which were 2.5 million in 2004 compared to 1.5 million in 2003.

General and administrative expenses

     General and administrative expenses decreased 5.9% to R$182.4 million in 2004 from R$193.8 million in pro forma 2003. This reduction was primarily due to the decrease of general and administrative costs as a result of the merger of TND with and into TSU.

Other operating expense, net

     Other net operating expenses increased 75.6% to R$53.7 million in 2004 from R$30.6 million in pro forma 2003. This increase was primarily due to an increase in expenses related to PIS and COFINS over interest on shareholder’s equity and an aggregate increase in various categories of other operating income.

Net financial income (expense)

     We had net financial income of R$60.6 million in 2004, which represented a 23.4% decrease from R$79.1 million in pro forma 2003. This decrease was primarily due to a 19.7% decrease in the average cash allotted to financial investment for and a decline of 7.1% in the inter-bank certificate of deposit rate (CDI) over 2003. In 2004 we recorded foreign exchange losses of R$28.2 million, but these losses were offset by gains of R$24.0 million resulting in a net foreign exchange expense of R$4.2 million.

     A portion of our capital expenditures were financed through loans and financings, which had principal amounts outstanding of R$103.4 million in 2004, R$161.0 million in pro forma 2003 and R$81.1 million in 2003. See “Item 4. Information on the Company—Capital Expenditures.”

Net non-operating income (expense)

     Net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets, and write-offs of fixed assets. We had net non-operating expense of R$4.6 million in 2004, compared to net non-operating income of R$26.7 million in pro forma 2003. The net non-operating expense in 2004 was due to the losses of our interest in subsidiaries. The net non-operating income in 2003 resulted primarily from the gain realized on the sale of our interest in Blah! S.A.

   Income and social contribution taxes

     We recorded income and social contribution tax expense of R$108.0 million in 2004, compared to an expense of R$111.8 million in pro forma 2003. This decrease was primarily due to the reduction in our income before taxes.

Minority interests

     Minority interests reflect the participation of minority shareholders in our subsidiaries’ net income or loss, as the case may be. Minority interest participation in the net income of our subsidiaries in 2004 was R$70.1 million, compared to R$75.4 million in pro forma 2003.

Results of Operations for the Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Net income

     Net income in 2003 was R$120.8 million, representing an increase of 83.7% from R$65.8 million in 2002, due mainly to the increase of total revenues and decrease of financial expenses, which resulted from the decrease in the amount of total debt, expansion of net financial revenues resulting from interest earned on investments of cash and cash equivalents and the gain of R$12.5 million we realized on the sale of Blah! S.A.

Operating revenues

     The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2002 and 2003:

Statement of Income Data: (1)
Brazilian Corporate Law Method	Year ended December 31,				Year over year

		2002		2003	2002-2003

		(thousands of reais)			Percentage Changes
Usage charges	R$	409,766	R$	448,349	9.4%
Long distance charges		–		39,331	–
Value added services		14,574		34,621	137.6
Site sharing revenues		8,147		12,268	50.6
Monthly subscription charges		197,307		224,178	13.6
Interconnection charges		341,496		397,107	16.3
Other service revenues		5,339		3,618	(32.2)

Gross operating revenues from services		976,629		1,159,472	18.7
Value-added and other taxes relating to services		(194,131)		(232,130)	19.6
Discounts on services		(27,937)		(36,610)	31.0

Net operating revenues from services		754,561		890,732	18.0

Sales of cellular handsets and accessories		174,879		255,716	46.2
Value-added and other taxes on handset sales		(20,592)		(33,989)	65.1
Discounts on handset sales		(12,024)		(24,177)	101.1

Net operating revenues from sales of cellular handsets and accessories		142,263		197,550	38.9

Total net operating revenues	R$	896,824	R$	1,088,282	21.3%

     (1) Columns may not add due to rounding.

     Our net operating revenues increased 21.3% to R$1,088.3 million in 2003, after increasing by 12.5% to R$896.8 million in 2002. This growth in revenues resulted principally from increases in the size of our customer base, the sale of cellular telephone handsets, value added services and tariffs.

     In 2003, our average number of customers, calculated as the simple mean of monthly averages, increased 13.6% to 1,889,772 customers, compared to 1,663,786 customers in 2002. Our average number of customers using pre-paid services in 2003 was 1,368,557, representing a 23.7% increase from 1,106,682 in 2002.

     Average monthly revenue per customer increased 5.3% to R$40 in 2003, compared to R$38 in 2002. The increase in 2003 was due principally to an increase in corporate-sector sales, which sales represented 46% of the total of the post-paid plan sales, improvement in the quality of the post-paid customer base through the implementation of rigid collection procedures, expansion of value-added services revenues and increased tariffs.

Usage charges

     Revenues from usage charges increased to R$448.3 million in 2003, a 9.4% increase compared to R$409.8 million in 2002. This increase resulted primarily from an expansion of our client base and an increase in tariffs, which was partially offset by the effects on usage charges of the alteration of our rate structure under the CSP Program billing rules introduced in July 2003, as a result of which we no longer fully receive revenues for “VC2” and “VC3” calls. Revenues collected for long distance calls, which begin in July 2003, are accounted for in the “Long distances charges” line.

     The volume of outgoing minutes used by our customers in 2003 was 981.9 million, representing a 28.1% increase from 766.7 million in 2002. In 2003, we had 1,172.4 million incoming minutes, representing a 13.4% decrease from 1,353.8 million minutes in 2002.

     The total average monthly minutes of billed use per customer (“MOU”) for 2002 and 2003 was as shown in the following table:

	Year Ended December 31,

	2002	2003

Average incoming MOU during the year	59.7	51.7
Average outgoing MOU during the year	38.4	43.3

Average total MOU during the year	98.1	95.0

     We believe the decrease in the average MOU during the period ending December 31, 2003 mainly was due to the increase in the number of customers served through our pre-paid plans. Customers using our pre-paid plans have a lower average MOU than customers using our post-paid plans. We believe that the higher usage levels by customers using post-paid plans results from customer loyalty programs, segmented customer retention policies, the launching of new service plans and improvements in TIM Business, a unit that specializes in the development of communications solutions for corporate customers.

Long distance charges

     While operating under the concessions, we had the right to charge VC2 and VC3 rates for all long distance calls placed by our customers. As of July 2003, the CSP Program went into effect, under which we are required to enable our customers to choose a long distance carrier on a per call basis. Taking into account that on January 2005 we relinquished our long distance licenses, we no longer have revenues from long distance calls. In 2003, our revenues from long distance charges under the CSP Program were R$39.3 million.

Value added services

     Value added service revenues increased 137.6% to R$34.6 million in 2003 from R$14.6 million in 2002. The increase resulted primarily from the growth of such services. In 2003, we registered 149 million billed messages, representing a 156% increase over 2002.

Site sharing revenues

     To avoid unnecessary duplication of networks and infrastructures, Anatel permits telecommunications service providers to use other providers’ networks, for a fee, as secondary support in providing telecommunications services. Consistent with this regulatory approach, we have allowed other telecommunications service providers in our Regions to use our infrastructure, resulting in our receipt of site sharing revenues, which increased 50.6% to R$12.3 million in 2003, due to increased sharing of infrastructure with third parties.

Monthly subscription charges

     Revenues from monthly subscription charges increased 13.6% in 2003 to R$224.2 million, compared to R$197.3 million in 2002. In 2003, the increase was due primarily to tariffs increases and increases in the corporate customer base for which average monthly plan rates are higher than for individual plans.

	Year Ended December 31,

	2002	2003

Average number of customers using post-paid plans (1)	557,104	521,215
Average number of customers using pre-paid plans (1)	1,106,682	1,368,557

Total number of customers (1)	1,663,786	1,889,772

(1) Average numbers are based on the number of customers at the end of each month during the relevant year.

     Interconnection charges

     Interconnection revenues increased 16.3% to R$397.1 million in 2003 from R$341.5 million in 2002. The increase resulted primarily from increases in our customer base and interconnection rates. The increase was partially offset by the new usage rate structure introduced for billing interconnection charges between mobile carriers that was introduced as part of the PCS regulations.

Other service revenues

     Revenues from other services decreased 32.2% to R$3.6 million in 2003 from R$5.3 million in 2002. This decrease was mainly due to a policy change in charging for such services. In 2002, such services were charged separately while in 2003 they were offered as part of our plans.

Value-added and other taxes relating to services

     The 14.7% increase in tax costs in 2002 was due to the increases in revenues from services and sales of handsets and an increase in the ICMS tax rate from 25% to 27% in the State of Paraná, which went into effect in January 1, 2002. The 36.2% increase in tax costs in 2003 resulted from the increase in operating revenue from services and the increased sales of handsets.

Discounts

     Discounts amounted to R$60.8 million in 2003, representing a 52.1% increase from R$40.0 million in 2002. The increase in 2003 was due to the customer loyalty program we implemented in response to increased competition. The decrease in discounts provided to customers in 2002 resulted mainly from a reduction of competitive pressure to offer discounts during the year.

Sales of cellular handsets and accessories

     Sales of cellular handsets in 2003 increased 46.2% to R$255.7 million from R$174.9 million in 2002. In 2003, more than 750 thousand handsets were sold, representing a 71% increase from 532 thousand in 2002.

   Costs of services and goods

     Cost of services and goods increased by 18.6% in 2003. This increase was due primarily to a 37.8% increase in cellular handset costs, a 51.8% increase in materials and services expenses, a 19.0% increase in circuit leasing and related expenses and a 6.6% increase in interconnection expenses.

     The following table sets forth the composition of costs of services and sales of cellular handsets, as well as the percentage change from 2002 to 2003:

Statement of Income Data: (1)
Brazilian Corporate Law Method	Year ended December 31,				Year over year

		2002		2003	2002-2003

		(thousands of reais)			Percentage Changes

Depreciation and amortization	R$	164,362	R$	169,454	3.1
Interconnection expenses		90,066		96,025	6.6
Circuit leasing and related
expenses		43,147		51,330	19.0
Materials and services		17,392		26,750	53.8
Personnel		8,965		10,111	12.8
FISTEL tax and other		1,254		1,522	21.4

Total cost of services		325,186		355,192	9.2

Cost of handsets and accessories
sold		161,197		221,722	37.5

Total costs of services and goods .	R$	486,383	R$	576,914	18.6

(1) Columns may not add due to rounding.

     Depreciation and amortization

     Depreciation and amortization expenses increased 3.1% to R$169.5 million in 2003, compared to R$164.4 million in 2002. This increase resulted mainly from increases in the amount of our depreciable assets, as a result of investments made relating to the expansion and modernization of our network. During 2002, we increased the number of our base stations to 795, all operating under digital technology. In 2003, we increased the total number of base stations to 1,294 of which 806 serviced our TDMA network and 488 were used for our GSM network. We expect our depreciation expense to increase in the future as depreciation of our new GSM investments increases.

Interconnection expenses

     Interconnection costs increased 6.6% to R$96.0 million in 2003 from R$90.1 million in 2002. This increase resulted principally from the increase in our customer base and increased tariffs, and was partially offset by the effects of the CSP Program billing rules introduced in July 2003, under which an operator is obligated to pay another operator for interconnection services only when the first operator’s relative share of the total interconnection minutes rendered between the two operators falls below 45% of the total of such minutes in any given month.

Circuit leasing and related expenses

     Circuit leasing and related expenses increased 19.0% to R$51.3 million in 2003 from R$43.1 million in 2002. This increase resulted primarily from increases in the number of lines leased and the prices we paid for them. The increase in leased line and radio site costs in 2002 was primarily due to an expansion of the network, which resulted in a 5.4% increase in the number of radio base stations.

     Materials and services

     Materials and services costs amounted to R$26.8 million in 2003, a 53.8% increase from R$17.4 million in 2002. This increase resulted principally from an increase in the number of sites used to support our network and an increase in service costs on equipment the warranties on which had expired.

Personnel

     Personnel costs increased 12.8% to R$10.1 million in 2003 from R$9.0 million in 2002. This increase was mainly due to a salary adjustment in accordance with a collective-bargaining agreement with our labor union and was partially offset by a reduction in the size of our workforce.

FISTEL tax and other

     FISTEL tax and other costs increased 21.4% to R$1.5 million in 2003 from R$1.3 million in 2002. Part of the FISTEL tax we pay consists of a charge for the installation of new stations and a fee (equal to 50% of the new installation fee) for the maintenance of existing stations. FISTEL tax expense in 2003 and 2002 consisted principally of fees charged for the maintenance of existing stations, and the amount recorded in this line item remained stable as compared to the prior year.

Costs of handsets and accessories sold

     The cost of cellular handsets and accessories sold in 2003 was R$221.7 million, representing a 37.5% increase from R$161.2 million in 2002. This increase resulted primarily from an increased volume of sales.

Gross profit margins

     The following table sets forth our gross profits, as well as the percentage change, from 2002 to 2003:

Statement of Income Data: [1] Brazilian Corporate Law Method	Year Ended December 31,		% Change

	2002	2003	2002-2003

	(thousands of reais) (1)

Net operating revenues from services	754,561	890,732	18.0
Cost of services	(325,186)	(355,192)	9.2

Gross profit from services	429,375	535,540	24.7

Net operating revenues from sales
of cellular handsets and accessories	142,263	197,550	38.9
Cost of goods	(161,197)	(221,722)	37.5

Gross loss from sales of cellular handsets and accessories	(18,934)	(24,172)	27.7

Gross profit	410,441	511,368	24.6

(1)	Columns may not add due to rounding.

     Our gross profit margin (gross profit as a percentage of net revenues) from services increased from 56.9% in 2002 to 59.8% in 2003. The increase in gross profit margin on services in 2003 resulted primarily from the increase of revenues while costs, particularly depreciation and amortization and interconnection expenses, increased more slowly.

     Our negative gross margin for sales of cellular handsets and accessories decreased from 13.3% in 2002 to 8.2% in 2003. We engage in sales of handsets, often with special promotions at particular times of the year, to increase the number of customers and generate demand for our services. The decrease in negative gross margin in 2003 was due primarily to a reduction in subsidies on a greater total volume of sales.

     Our overall gross profit margin increased from 45.8% in 2002 to 47.0% in 2003. The increase in overall gross profit margin in 2003 resulted from the increase in gross profit margin on services and secondarily from a further reduction of our gross loss margin on handset sales.

   Operating expenses

     The following table sets forth our operating expenses, as well as the percentage change from year to year of each component, for 2002 and 2003:

Statement of Income Data: [1] Brazilian Corporate Law Method		Year Ended December 31,			Year over year
		2002		2003	2002-2003

					Percentage Changes
Operating expenses:
Selling expenses	R$	(185,446)	R$	(230,488)	24.3%
General and administrative expenses		(83,346)		(94,877)	13.8
Other operating expenses, net		(20,463)		(28,422)	38.8
Loss on equity investment		(4,288)		(3,250)	(24.2)

Total operating expenses	R$	(293,543)	R$	(357,037)	21.6%

(1) Columns may not add due to rounding.

     Our total operating expenses increased 18.7% to R$357 million in 2003 from R$293.5 million in 2002. This increase resulted from increases in each category of operating expenses, led by selling and general and administrative expenses.

Selling expenses

     Selling expenses increased 24.3% to R$230.5 million in 2003 from R$185.4 million in 2002. This increase resulted principally from increases in the amount of commission and FISTEL tax on handsets paid as a result of the greater number of handsets sold and in advertising costs.

General and administrative expenses

     General and administrative expenses increased 13.8% to R$94.9 million in 2003 from R$83.3 million in 2002. This increase resulted primarily from increased costs of maintaining equipment on which product warranties have expired, extraordinary expenses related to our implementation of SMP technologies and an increase in depreciation and amortization allocated to our investments in equipment.

Other operating expense, net

     Other net operating expenses increased 38.8% to R$28.4 million in 2003 from R$20.5 million in 2002. In 2003, other net operating expense principally included the amortization of goodwill in an amount of R$25.3 million. This expense was partially offset by income in the amount of R$9.3 million, derived mainly from fines in connection with the collection of past-due accounts, income from prescribed dividends, a reversal of provision for market value adjustment of inventories and other revenues.

     In 2002, other net operating expense principally included the amortization of goodwill in an amount of R$25.3 million. This expense was partially offset by income of R$3.5 million derived from fines in connection with the collection from past-due account, R$5.6 million from rentals of circuits to fixed-line providers, R$1.2 million from the settlement of an international roaming dispute, R$1.2 million recovered under an agreement with NEC, R$1.1 million in the form of free handsets and accessories from suppliers for market testing, a R$0.7 million tax refund related to intercompany loans and R$6.4 million in other revenues.

Loss on equity investment

     We record losses on our equity investment in Blah! S.A. in this line, which amounted to R$3.3 million in 2003 and R$4.3 million in 2002. In view of our sale of our interest in Blah! S.A. in 2003, we expect amounts recorded in this line item to decrease materially in future years.

Net financial income (expense)

     We had net financial income of R$25.8 million in 2003 and R$19.0 million net financial expense in 2002. The net financial income recorded in 2003 resulted primarily from an 81.9% increase in interest accrued on short-term investments, which amounted to R$100.9 million, due to the increase in the average amount of cash resources available. On the other hand, we registered a 16.2% decrease in interest on loans and financing which resulted principally from the reduction of the average outstanding principal amount of our indebtedness..

     A portion of our capital expenditures were financed through loans and financings, which had principal amounts outstanding of R$81.1 million and R$321.1 million on December 31, 2003 and 2002, respectively. See “Item 4. Information on the Company—Capital Expenditures.”

Net non-operating income (expense)

     Net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets and write-offs of fixed assets. We had net non-operating income of R$12.8 million in 2003, compared to net non-operating expense of R$0.1 million 2002. Our net non-operating income in 2003 resulted primarily from the gain realized on the sale of our interest in Blah!, while our net non-operating expense in 2002 was due primarily to sales of assets below cost.

Income and social contribution taxes

     We recorded income and social contribution tax expense in the amount of R$42.4 million and R$19.5 million in 2003 and 2002, respectively, due mainly to increases in pre-tax income.

Minority interests

     Minority interest participation in the net income of TIM Sul was R$29.8 million in 2003 and R$12.6 million in 2002.

Liquidity and Capital Resources

     Our principal assets are the shares of TIM Sul and TIM Nordeste. We rely almost exclusively on dividends from TIM Sul and TIM Nordeste to meet our needs for cash, including for the payment of dividends to shareholders. We control the payment of dividends by these subsidiaries subject to limitations set forth by Brazilian law. These limitations do not materially restrict the ability of our subsidiaries to distribute dividends of income and reserves to us.

     We expect to fund our capital expenditures and distributions to our shareholders in 2005 with cash from operating and investing activities. The significant reduction of outstanding debt in 2003 reduced the demands on our cash from operations to service debt. Our management expects cash from operations to be sufficient to satisfy our liquidity requirements in 2005 and for the periods of 2006 and 2007. In the event that cash from such sources were to fall short of our expectations, we would seek to compensate for such shortfall through a combination of financing and reduction of both capital expenditures and distributions to shareholders. Distributions to our shareholders, however, cannot fall below minimum thresholds required by Brazilian Corporate Law. See “Item 8. Financial Information—Dividend Policy.”

Sources of Funds

Cash from operations

     Our cash flows from operating activities were R$892.2 million in 2004, compared to R$663.7 million in pro forma 2003. At December 31, 2004, we had working capital of R629.7 million, compared to working capital of R$656.8 million in pro forma 2003.

Financial Contracts

     We and our Subsidiaries are parties to the following material financial contracts:

  Credit Agreement, dated as of December 22, 2000, among BNDES, TIM Sul, as borrower, and TSU, as guarantor, in the principal amount of R$41.3 million outstanding as of December 31, 2004. Under this loan, R$27.2 million of the total principal amount bears interest at a variable rate of 4% plus the long term interest rate ("TJLP"), which was 9.75% per annum on December 31, 2004. The remaining R$14.1million of principal is adjusted according to a "BNDES currency basket," consisting mainly of the U.S. dollar plus a 4% spread related to the BNDES foreign funding costs (Res. 635/87) . On December 31, 2004, the outstanding amount under this credit agreement, including accrued interest, was R$41.5 million.

  Credit Agreement, dated as of September 22, 2000, between TIM Nordeste, as borrower and the European Investment Bank, as lender, in the principal amount of US$50 million, of which US$41.4 million was outstanding as of December 31, 2004. We have hedged our risk of currency exchange rate fluctuations on our payments of principal and interest under this agreement, under which we pay interest at a variable rate of 1.775% per annum plus three-month LIBOR. This loan matures on September 15, 2005. On September 22, 2000, in connection with the loan agreement between TIM Nordeste and the European Investment Bank, TND entered into a Guarantee and Indemnity Agreement with the European Investment Bank, and an Indemnification Agreement with Banque Sudameris, guarantying the due performance of TIM Nordeste under the loan agreement.

  Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2004 was R$20 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $30 million promissory note by TIM Nordeste, with TND as the guarantor of such promissory note.

     See Note 14 to our Consolidated Financial Statements for a further description of such financing agreements. See Note 28 to our Consolidated Financial Statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” for a discussion regarding our exposure to foreign currency fluctuations and our hedging activities.

     On December 31, 2004, we had R$103.4 million outstanding in loans, financings and debentures, compared to R$161.0 million on December 31, 2003 pro forma and R$81.1 million on December 31, 2003.

Uses of Funds

     Principal uses of funds during the three-year period ended December 31, 2004, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets for the years ended December 2004, 2003 and 2002 totalled R$674.5 million, R$278.3 million and R$142.6 million, respectively. Dividend payments to our shareholders and subsidiary minority interest during the years ended December 31, 2004, 2003 and 2002 totalled R$65.3 million, R$61.3 million and R$45.2 million, respectively. Funds used for loan payments for the years ended December 31, 2004, 2003 and 2002 totaled, respectively, R$77.4 million, R$461.6 million and R$84.5 million. See Note 34 to our Consolidated Financial Statements.

Investments in Fixed Assets

     Our capital expenditures in 2004 related primarily to implementation of our GSM network, on which we expended a total of R$634.1 million. In 2003 and 2002, capital expenditures related primarily to:

  implementation and maintenance of our GSM and TDMA networks;

  purchases of equipment relating to our migration to PCS operations;

  expanding network capacity, coverage and digitalization;

  developing new operational systems to meet customers’ demands; and

  creating the Blah! internet portal.

     The following table contains a breakdown of our investments in fixed assets for the fiscal years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

Capital Expenditures Categories(1)	2002	2003	Pro forma 2003	2004

	(in millions of reais)

Telecommunications equipment	R$ 34.5	R$146.1	R$302.5	R$472.5
Network construction	1.4	4.9	52.1	77.7
Information technology	22.2	35.6	69.6	52.2
PCS License	—	17.6	40.9	2.8

Others	10.6	8.8	40.5	69.7

Total capital expenditures	R$ 68.7	R$213.0	R$505.6	R$674.9

(1) Columns may not add due to rounding.

     Our management has approved planned capital expenditures in 2005 in the total amount of R$561.8 million. Most of the planned 2005 capital expenditures relate to the expansion of the GSM network. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures.” At December 31, 2004, we did not have material capital expenditure commitments.

Dividends

     We are required to distribute 25% of our adjusted net income to our shareholders either as dividends or as tax-deductible interest on shareholders’ equity. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to the higher of: (i) 6% of our capital (“capital social”) divided by the total number of ordinary and preferred shares, and (ii) 3% of the net shareholders’ equity (“patrimônio líquido”), according to the most recent financial statements approved by the shareholders. See Note 19 to our Consolidated Financial Statements. TIM Sul and TIM Nordeste are also subject to mandatory distribution requirements and are accordingly required to pay dividends to their shareholders, which include in addition to us, their minority shareholders. See Item 4 – Information on the Company – Recent Development -Ownership Restructuring of the Companies controlled by TIM Participações.

     The following table contains a breakdown of the dividends and interest on shareholders’ equity paid (net of income taxes) by us to our shareholders during the fiscal years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

Distribution (R$ million)		2002		2003		2004

Dividends	R$	34.8	R$	40.3	R$	60.3
Interest on Shareholders’ Equity		10.4		21.0		5.0

Total Distributions	R$	45.2	R$	61.3	R$	65.3

     Our common shareholders approved on March 9, 2005 the distribution of a total of R$72.6 million, to our shareholders in respect of 2004 income, as dividends and interest on shareholders’ equity. The amount distributed net of taxes was R$68.1 million. Our common shareholders approved on April 22, 2004 and April 23, 2004 the distribution of a total of R$79.8 million, to our shareholders in respect of 2003 income, as dividends and interest on shareholders’ equity. The amount distributed net of taxes was R$78.0 million.

Off-Balance Sheet Arrangements

     We do not have any off-balance sheet arrangements.

Contractual Obligations and Commercial Commitments

     The following table represents our contractual obligations and commercial commitments as of December 31, 2004:

Payments due by Period (in thousands of reais)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Contractual obligations(1)

Long-term debt	R$ 103.4	R$ 62.2	R$ 29.5	R$6.7	R$ 5.0
Operating Leases (2)	R$ 202.2	R$ 30.2	R$ 99.3	R$72.3	0.5
Total contractual cash obligations	R$ 305.6	R$ 92.4	R$128.8	R$ 79.1	R$5.5

(1)	Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations.
(2)	The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty. See note 18 to our Consolidated Financial Statement.

     In 2005, we expect to make approximately R$561.8 million in capital expenditures, to be funded by cash generated from our business. See “Item 4. Information on the Company—Our Network.” Most of our planned capital expenditures for 2005 relate to the expansion of the GSM network. See “Item 4. Information on the Company—Capital Expenditures.”

Contingent Pension Liabilities

     Until December 1999, we participated in a multi-employer defined benefit plan (the “Telebrás Pension Plan”) that covered the employees of the Telebrás System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup. We are contingently liable, jointly and severally with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan (the “PBS Plan”) that covers only those former employees of Telebrás who continued to be employed by us after December 1999. We are also contingently liable for the unfunded obligations of the PBS Plan with respect to our employees participating in this plan. See Note 29 to our Consolidated Financial Statements.

     In November 2002, we created a separate defined contribution plan (the “TIMPREV Pension Plan”). Migration to this plan was optional for employees linked to the PBS Plan. Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS Plan. We are also contingently liable for the unfounded obligations of the TIMPREV Pension Plan with respect to our employees participating in this plan. See Note 29 to our Consolidated Financial Statements.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

Board of Directors

     The Holding Company is administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors is comprised of three members serving for terms of three years each.

     Our directors’ duties and responsibilities are set forth by Brazilian law, our Estatutos Sociais (“bylaws”) and our Política de Divulgação de Informações, as determined by CVM Instrução n. 358. All decisions taken by our board of directors are registered in the books of the Board of Directors’ meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings when discretionarily called by the chair, or two directors. The chair of the Board of Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee or a compensation committee.

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

     Mario Cesar Pereira de Araujo, 57 years old, has been a member of our Board of Directors and the Chairman of our Board since March 2003. He holds a degree in electrical engineering from Universidade Federal do Rio de Janeiro – UFRJ. Mr. Araujo has been Chief Executive Officer of TIM Brasil Serviços e Participações S.A. and TIM Celular S.A. since February 2003 and Chief Executive Officer of Maxitel since October 2003. From 1999 to 2002, he served as Chief Executive Officer of Norte Brasil Telecom. From 1998 to 1999, he served as Chief Executive Officer of Tele Centro Oeste Celular. From 1997 to 1998, he served as a Manager of Services in the areas of paging, trunking and Internet services at Splice do Brasil S.A. From 1977 to 1997, he worked at Embratel as a Manager of Data Communications, an Assistant to the Director of Engineering and as a Manager of the Department of Corporate Clients. From 1973 to 1977, he worked in the data and text communications department of Telerj.

     Isaac Selim Sutton, 44 years old, has been a member of our Board of Directors since April 2004. He holds a degree in economics from Unversidade de São Paulo – USP. Mr. Sutton is also an officer for Grupo Safra since 1994 and has been a member of the Board of Directors of other Brazilian companies such as Aracruz, Telemig, Celma and Gevisa. Mr. Sutton was also a member of our Fiscal Committee and the Fiscal Committee of Tele Nordeste Celular.

     Franco Bertone, 52 years old, has been a member of our Board of Directors since December 2002. Mr. Bertone holds a degree in electronic engineering. Mr. Bertone is Shareholders’ Relations Director for Telecom Italia Latin America. In 2001 and 2002, Mr. Bertone was the Director of International Operations for Telecom Italia Latin America and the Vice-President of Telecom Argentina. From 1997 to 2000, Mr. Bertone was the Chairman and Chief Executive Officer of Entel-Bolivia. From 1992 to 1997, Mr. Bertone was the Chief Executive Officer of Sirti Limited—UK and Sirti Limited Corp.—USA. From 1986 to 1991, Mr. Bertone was the Director of Systems at Sirti-Milano. From 1983 to 1985, Mr. Bertone was the Program Manager of the Sirti-Ericsson-Philips joint venture in Saudi Arabia.

      We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

     In accordance with the approval of our shareholders in an extraordinary meeting held on May 30, 2005, our Board of Executive Officers will be composed of at least two and no more than eight members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (i) Chief Executive Officer, (ii) Chief Financial Officer, (iii) Commercial Officer, (iv) Supply Officer, (v) Human Resources Officer, (vi) Legal Officer, (vii) Southern Operations Officer, and (viii) Northeast Operations Officer. Each member of our Board of Executive Officers, who serve three-year terms of office (with re-election permitted) may be elected or removed by our Board of Directors at any time. The Chief Financial Officer will also be our Investors Relations Officer.

     The following are the current members of the Board of Executive Officers and their respective positions:

Name	Position	Date of First Appointment

Alvaro Pereira de Moraes Filho	Chief Executive Officer	October 31, 2002

Paulo Roberto Cruz Cozza	Chief Financial Officer and Investors Relations	October 31, 2002
Officer

     Set forth below are brief biographical descriptions of the Executive Officers.

     Alvaro Pereira de Moraes Filho, 56 years old, has been our president and chief executive officer since September 1998. He joined Telecomunicações do Paraná S.A.—Telepar in 1974 where he has served as manager of data processing (1974-78), manager of the division of planning of operations (1976-80), manager of the coordination of operations department (1979-87), manager of the engineering planning department (1987-91), manager of the human resources development department (1991-93), executive officer of engineering (1993-94), manager of the technical coordination office (1994-95) and manager of the systems department (1996-98). He has also served as manager of the services department (1995-96) of Telepar Celular. He holds a degree in electrical engineering from the Instituto de Tecnologia e Aeronáutica – ITA.

     Paulo Roberto Cruz Cozza, 41 years old, has been our Chief Financial Officer and Director of Investor Relations since January 2002. In 1988, he joined Itautec Informática S.A., acting as an accounting manager. From 1992 to 1998, he served as controlling manager at Holland Latina America Ltda. From 1998 to 1999, he served as Controller at Incepa Louças Sanitárias S.A. He joined Tele Celular Sul in 1999, as Comptroller, and has served as Chief Financial Officer since January 2002. His professional experience includes the preparation of management systems for the financial, human resources and controller areas. He holds an accounting degree from Faculdades Integradas Guarulhos.

Fiscal Committee

     The Fiscal Committee consists of five members, three of which are elected by the majority common shareholders, one by the minority common shareholders and one by the preferred shareholders.

     The following are the current members of our fiscal committee:

Name	Date Appointed	Term

Mailson Ferreira da Nóbrega	March 9, 2005	1 year
José Antonio Ramos	March 9, 2005	1 year
Josino de Almeida Fonseca	March 9, 2005	1 year
Sheila Periard Henrique Silva	March 9, 2005	1 year
Antonio Abrahão Chalita	March 9, 2005	1 year

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

      Since our April 23, 2004 general shareholders’ meeting, we have elected members of the Fiscal Committee who are independent from the Company and its affiliates. At a general shareholders’ meeting held on May 6, 2004, we adopted internal by-laws of our Fiscal Committee in order for it to serve as an alternative structure to an audit committee in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, which we call “Sarbanes-Oxley.” See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Compensation

     For the year ended December 31, 2004, we approved approximately R$2.1 million, in the aggregate, as compensation to our directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this annual report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2004. See “Stock Option Plan,” for a description of our plan to compensate our employees based on the results of operations.

      Each member of the Fiscal Committee receives R$108,000 per year.

     We are not required under Brazilian law to disclose, and have not otherwise disclosed, the compensation of our directors and officers on an individual basis.

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

     Our stock option plan had a four-year term and expired in April 2005. Our Board of Executive Officers could authorize future capital increases, within the limit of the authorized capital, with the issuance of Preferred Shares for the benefit of our key employees. The number of shares that could be issued under the stock option plan was limited to 1.5% of our capital stock. Options vest under the stock option plan only if our earnings before interest and taxes meet certain targets, which are set for each year in the annual budgeting process. The holders of options under the stock option plan could be able to exercise their options at certain prices established under the terms of the plan.

     In 2003 29 of our employees exercised their options under our stock option plan, resulting in the acquisition of 26,798 preferred shares through December 31, 2003. See Note 19.e to the Consolidated Financial Statements for further information about the stock option plan.

     On April 26, 2005, our Board of Directors approved a capital increase within the limits of our authorized capital, in the amount of R$ 2,005,816.29 (two million, five thousand, eight hundred and sixteen Reais and twenty-nine cents), upon the issuance of 595,198 (five hundred and ninety-five thousand, one hundred and ninety-eight) tranches of 1,000 preferred shares, resulting from the exercise of the share purchase options by 24 officers, managers and employees pursuant to our Share Purchase Option Plan.

Share Ownership

     The directors and members of the administrative, supervisory and management bodies of the Holding Company do not hold in the aggregate more than 1% of either the Common or Preferred Shares outstanding. As of April 30, 2005, the directors and executive officers of the Holding Company, owned, in the aggregate, 6,521 Common Shares.

Our Employees

     At December 31, 2004, we had 2,190 full-time employees, of whom 1,046 were employed by TIM Nordeste and approximately 1,144 were employed by TIM Sul. The following tables set forth a breakdown of our employees at December 31, 2002, 2003 and 2004.

	Year ended December 31,
	2002	2003	(pro forma) 2003	2004

Total number of employees	1,015	958	1,981	2,190
Number of employees by category of activity
Network	124	115	305	318
Sales and marketing	326	323	721	790
Information technology	69	63	127	103
Customer care	357	316	553	766
Support and other	139	141	275	213

     All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force expire on November 30, 2005. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

      Employee Benefit Plans

     Our employees at the time of the Breakup had the right to maintain their rights and benefits in the Telebrás Pension Plan, administered by Fundação Telebrás de Seguridade Social – Sistel (“Sistel”), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We make monthly contributions to the Telebrás Pension Plan equal to 13.5% of the salary of each employee covered by the defined benefit plans administered by Sistel. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of the Telebrás Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebrás Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebrás Pension Plan operated independently from us, and their assets and liabilities were fully segregated from ours; however, we were contingently liable for all of the unfunded obligations of the plan. Employees hired since the Privatization did not become members of the Telebrás Pension Plan, and we did not contribute to any defined benefit pension fund on behalf of such employees. See Note 29 to our Consolidated Financial Statements.

     In January 2000, we and the other companies that formerly belonged to the Telebrás System agreed to divide the existing Telebrás Pension Plan into 15 separate plans, resulting in the creation of private plans for the current employees of each of the former members of the Telebrás System. These new private pension plans are still administered by Sistel and have retained the same terms and conditions of the Telebrás Pension Plan. The division served to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Telebrás Pension Plan sponsors will continue with respect to retired employees who will necessarily remain members of the Telebrás Pension Plan. See Note 29 to the Consolidated Financial Statements.

     During 2002, we created a new defined contribution pension plan (“TIMPREV”) that would bring us in line with current social security practices in the private sector and also allow for the migration of employees participating in our private plan created in 2000 (“the PBS Plan”). TIMPREV was approved by the Secretary of Complementary Pension on November 13, 2002 in Notification 1,917 CGAJ/SPC. TIMPREV sets forth new guidelines for the granting and maintenance of benefits and outlines new rights and obligations for Sistel, the plan administrator; sponsors; participants and their respective beneficiaries.

     Migration from the PBS Plan to TIMPREV is optional. In order to encourage migration to TIMPREV, we offered bonuses to those employees migrating before January 29, 2003. As of December 31, 2004, more than 90% of the participants in our private plan had migrated to TIMPREV. Upon electing to migrate to TIMPREV, a participant extinguishes all rights to benefits under the PBS Plan.

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Of the Holding Company’s two classes of capital stock outstanding, only the Common Shares have full voting rights. The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the Common Shares or more as of April 30, 2005. The Common Shares held by TIM Brasil have the same voting rights as the other Common Shares.

		Percentage of
	Thousands of Common	Outstanding
Name of owner	Shares Owned	Common Shares

TIM Brasil Serviços e Participações S.A	144,673,203	53.41%
All our officers and directors as a group	7	*
Total	144,673,209	53.41%
* Represents less than 1%.

     TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia Mobile. Telecom Italia Mobile is part of a group whose parent company is Telecom Italia. See “Item 4. Information on the Company—Organizational Structure.”

     As of April 30, 2005, there were 300.2 billion Preferred Shares represented by ADSs. As of such date, the number of Preferred Shares represented by ADSs represented 66.9% of the total number of Preferred Shares outstanding and 41.7% of the total capital of the Holding Company.

Related Party Transactions

     As of December 31, 2004, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had inter-company receivables and payables in amounts of R$0.4 million and R$2.9 million, respectively on December 31, 2004. See Note 9 to our Consolidated Financial Statements.

     Guarantees by the Holding Company of Obligations of the Subsidiaries

     The Holding Company is the guarantor of certain obligations of our subsidiaries. On September 22, 2000, Telpe Celular entered into a financing contract with the European Investment Bank, in the amount of US$50 million, guaranteed by TND, which guarantee is now an obligation of TIM. The loan bears interest at a rate of LIBOR plus 0.15% per annum, is payable in semi-annual installments and matures in September 2005. The total amount of the subsidiaries’ outstanding indebtedness guaranteed by the Holding Company was R$20.0 million at December 31, 2004. See Note 14 to our Consolidated Financial Statements.

     In addition, the Holding Company is a guarantor of a promissory note issued by TIM Nordeste in the amount of R$30 million. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A., TIM Nordeste and TND, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million . See “Item 10. Additional Information – Material Contracts.”

      Sharing of billing systems in connection with our GSM operations

     In connection with our global management approach to the GSM national market, our billing systems are currently shared with TIM Brasil under mutual support relations. The global billing system supplier for TIM Brasil and TIM is Communications System Inc. LHS, a German company.

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

      Anatel Administrative Proceedings

     In December 2004, Anatel initiated administrative proceedings against TIM Sul and TIM Nordeste for non-compliance with certain of our quality of service obligations under the PCS authorizations in the years 2003 and 2004. We have submitted to Anatel a petition explaining that the non-compliance with certain quality standards was due mainly to the migration from the SMC regime to the PCS regime, the change in the long-distance calling system as well as the overlay of the GSM network. These changes resulted in an out of the ordinary number of calls to the customers’ service number. We believe that we have since complied with Anatel’s quality standards and that customer satisfaction has improved. We cannot predict the outcome of the

Anatel proceedings at this time but we do not believe that an unfavorable outcome will cause a material adverse effect on our business, financial condition and results of operations.

      Litigation Related to the Conversion of Our Concessions into Authorizations

     In January 2003, a type of class action (“ação popular”) was brought by an individual against Anatel and all the companies controlled by Telecom Italia Mobile in Brazil, including us. The claim sought to suspend the effects of Resolução 318, of September 27, 2002, and other acts by Anatel, including Authorizations PVCP/SPV nos. 001/2002 to 011/2002, published on December 12, 2002, which authorized us to migrate from the SMC regime to the PCS regime.

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

      Litigation Related to the Application of PIS and COFINS

     In 2001, 2002 and 2004, the Federal Government (“Ministério Público Federal”) filed lawsuits to prevent TIM Sul (formerly Telepar Celular and Telesc Celular), Teleceará Celular and Telpe Celular from passing along to their respective customers costs regarding PIS and COFINS. See “Item 4. Information on the Company—Taxes on Telecommunications Goods and Services.” The Federal Government (“Ministério Público Federal”) also claimed that these entities should compensate their customers for these charges by paying each of them an amount equal to double the amount that was individually paid.

     In March 2004, a decision favorable to Telpe Celular, now TIM Nordeste, was rendered by the Court, denying the claims of the Federal Government. Nonetheless, we are unable to predict the final outcome of these lawsuits. We are also unable to predict whether an unfavorable decision would have a material adverse effect on our business, results of operations, financial condition or prospects.

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

     It should be noted that few decisions issued by higher courts have addressed this issue. However, a recent decision with respect to another cellular service provider operating in another region indicates that ICMS may not be applicable to cellular activation fees. To date, there have been two second level decisions favorable to the Company addressing the fact that certain revenues, including cellular activation fees and monthly subscription charges are not subject to ICMS tax.

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

      State of Santa Catarina ICMS tax charges

     Approximately 20 infraction notices have been issued by the State of Santa Catarina against TIM Sul regarding the payment of ICMS tax arising out of various services rendered, including international telecommunication services rendered by Telesc Celular from April 1998 to January 2000 and activation and other fees charged by Telesc Celular from April 1998 to August 2003. Based on reports we received from our legal counsel, we do not believe ICMS tax should be paid in such circumstances, and we intend to vigorously litigate this charge by the State of Santa Catarina. The total amount of such charges in December 2003 was R$ 27.1 million, and in December 2004, R$ 73.8 million, totaling R$100.9 million. We have created a provision in the amount of R$3.8 million with respect to such charges.

      Other Litigation

     We are a party to certain legal proceedings arising in the normal course of business. Most of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims.

The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect charges imposed by us as well as defects on cellular handsets we sell. Most labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2004, we were a party to approximately 5,409 consumer protection claims and 358 labor law claims. We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

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

  6% of our capital (“capital social”) divided by the total number of Common and Preferred Shares and

  3% of our net shareholders’ equity (“patrimônio líquido”), according to the most recent financial statements approved by our shareholders.

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

     As a result of these provisions, holders of our Preferred Shares are entitled to receive in any year distributions of cash dividends prior to the holders of our Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

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

     The Holding Company may also make additional distributions to the extent of available distributable profits and reserves. TIM Sul and TIM Nordeste are also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, are accordingly required to pay dividends to the minority shareholders as well as to the Holding Company. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

     Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by the Brazilian Development Bank - BNDES from time to time. Dividends are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax with respect to the person receiving the dividend. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the recipient of such distributions is subject to corporate or individual income tax with respect to such payments. See “Item 10. Additional Information––Taxation––Brazilian Tax Considerations––Distributions of Interest on Capital.”

     For the purposes of Brazilian Corporate Law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

  the legal reserve; and

  contingency reserves.

     We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2004, the balance of our legal reserve was R$77.0 million, which was equal to 9% of our total capital.

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

     We may also allocate a portion of our net profits for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian Corporate Law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. On December 31, 2004, in accordance with our by-laws, we had an income reserve for expansion of R$799.5 million.

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

     Under Brazilian Corporate Law, a company is permitted to suspend the mandatory dividend in respect of Common Shares and Preferred Shares not entitled to a fixed or minimum dividend if:

  its management (board of directors and board of executive officers) and fiscal committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

  the shareholders ratify this conclusion at the shareholder’s meeting.

In this case,

  the management must forward to the Brazilian securities commission within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

  the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

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

Significant Changes

     No significant change has occurred since December 31, 2004, the date of our Consolidated Financial Statements.

Item 9. The Offer and Listing

Price History of the Preferred Shares and ADSs

     The principal trading market for the Preferred Shares is the Bolsa de Valores de São Paulo (the “Bovespa”). Until January 2000, the Shares were also traded on the Bolsa de Valores do Rio de Janeiro (the “Rio de Janeiro Stock Exchange”) and the seven other Brazilian stock exchanges. In January 2000, the nine Brazilian stock exchanges entered into an agreement pursuant to which trading of the Preferred Shares was concentrated on the Bovespa. See “—Markets—Trading on the Brazilian Stock Exchanges.” At December 31, 2004, the Holding Company had 437.7 billion Preferred Shares and 264.8 billion Common Shares outstanding.

     The Preferred Shares commenced trading separately from any other security on the Brazilian stock exchanges on September 21, 1998. The following table sets forth the reported high and low closing sale prices for the Preferred Shares on the Bovespa for the periods indicated.

	Reais per
	1,000 Preferred Shares

	Low	High

2000

First quarter	5.40	11.90
Second quarter	4.80	8.75
Third quarter	5.21	8.80
Fourth quarter	3.93	5.85

2001

First quarter	3.68	5.89
Second quarter	3.89	5.43
Third quarter	2.35	4.70
Fourth quarter	2.64	4.02

2002

First quarter	3.01	3.87
Second quarter	2.67	3.17
Third quarter	2.42	3.38
Fourth quarter	2.29	3.02

2003

First quarter	2.09	2.97
Second quarter	2.28	2.82
Third quarter	2.06	3.00
Fourth quarter	2.84	4.34

2004

First quarter	3.51	4.47
Second quarter	3.46	4.80
Third quarter	3.40	4.05
Fourth quarter	3.91	4.40

Last Six Months

December 2004	4.00	4.40
January 2005	3.20	4.04
February 2005	3.70	4.31
March 2005	3.87	4.62
April 2005	3.72	4.12
May 2005	3.77	3.99
June 2005 (through June 28, 2005)	3.74	4.04

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

	U.S. dollars per
	our ADS

	Low	High

2000

First quarter	29.56	68.62
Second quarter	25.63	50.87
Third quarter	27.38	49.31
Fourth quarter	20.00	31.75

2001

First quarter	16.50	29.49
Second quarter	17.25	22.44
Third quarter	9.69	19.50
Fourth quarter	9.50	17.05

2002

First quarter	12.64	16.81
Second quarter	9.36	13.56
Third quarter	6.48	11.95
Fourth quarter	5.90	8.55

2003

First quarter	5.80	9.02
Second quarter	7.06	9.70
Third quarter	6.64	10.28
Fourth quarter	10.00	14.73

2004

First quarter	11.98	16.15
Second quarter	11.10	16.71
Third quarter	11.29	14.27
Fourth quarter	13.77	15.97

Last Six Months

December 2004	14.74	15.97
January 2005	12.11	15.01
February 2005	14.45	16.80
March 2005	14.27	17.05
April 2005	14.05	15.80
May 2005	15.15	16.08
June 2005 (through June 28, 2005)	15.26	16.80

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

     Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized nonmembers. The Bovespa has two open outcry trading sessions each day, from 11:00 a.m. to 1:30 p.m. and from 2:30 p.m. to 5:45 p.m., except during daylight savings time in the United States. During daylight savings time in the United States, the sessions are from 10:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 4:45 p.m., to closely mirror NYSE trading hours. Trading is also conducted between 11:00 a.m. and 6:00 p.m., or between 10:00 a.m. and 5:00 p.m. during daylight savings time in the United States, on an automated system known as the Computer Assisted Trading System (Sistema de Negociação Assistida por Computador) on the Bovespa and on the National Electronic Trading System (Sistema Eletrônico de Negociação Nacional). These systems are computerized systems that link electronically with the seven smaller regional exchanges. The Bovespa also permits trading from 6:45 p.m. to 7:30 p.m. on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or market makers for the Holding Company’s shares on the Bovespa.

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

     The Bovespa is significantly less liquid than the NYSE or other major exchanges in the world. On May 30, 2005, the aggregate market capitalization of the 385 companies listed on Bovespa was approximately R$854.0 billion, and the 10 largest companies listed on Bovespa accounted for approximately 36.4% of the total value of market transactions. By comparison, as of December 31, 2004, the aggregate market capitalization of the 2,768 companies listed on the NYSE was approximately US$12.8 trillion, and the 10 largest companies listed on the NYSE represented approximately 19.5% of the total market capitalization of all listed companies. Although all the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

     Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution No. 2,689, of January 26, 2000, of the National Monetary Council (“Conselho Monetário Nacional”). Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse duly authorized by the Central Bank of Brazil and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction. See “—Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

     To become a Level 1 company, an issuer must voluntarily satisfy, in addition to the obligations imposed by Brazilian law, the following requirements:

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

  submit any existing shareholders’ agreements and stock option plans to the Bovespa; and

  make a schedule of corporate events available to the shareholders.

      The Holding Company is currently considering complying with these requirements for Level 1 of Corporate Governance.

     To become a Level 2 company, an issuer must, in addition to satisfying the Level 1 criteria and the obligations imposed by Brazilian law, satisfy the following requirements:

  require all directors to serve unstaggered one-year terms;

  prepare and publish annual financial statements in English and in accordance with U.S. GAAP or IAS GAAP;

  create tag-along rights for minority shareholders, ensuring holders of common shares of the right to sell on the same terms as a controlling shareholder, and ensuring preferred shareholders a price equal to at least 70% of that received by the selling controlling shareholder;

  grant preferred shareholders the right to vote in certain cases, including, without limitation, the transformation, spin-off or merger of the company, and approval of agreements with related parties;

  make a tender offer for all outstanding shares, for a price equal to fair market value, in the event of delisting from Level 2 qualification; and

  agree to submit any disputes between the company and its investors exclusively to the Bovespa’s Market Arbitration Chamber.

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

      Bovespa Market Administration Panel

     Pursuant to Law No. 9,307/96, a Market Arbitration Panel (the “Panel”) has been established by the Bovespa. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to Bovespa listed companies that have undertaken to voluntarily comply with Level 2 and New Market levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution to, among others, the Bovespa, the applicable listed company and the shareholders, directors and management of the applicable listed company.

      Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by Law No. 10,198 dated February 14, 2001, Law No. 10,303 dated October 31, 2001, known as Law No. 10,303, and Law No. 10,411 dated February 26, 2002, which introduced new concepts and several changes to Law No. 6,385 dated December 7, 1976, as amended and supplemented, the principal law governing the Brazilian securities markets, by Brazilian corporation law, and by regulations issued by the CVM, the National Monetary Council (“CMN”) and the Central Bank. These laws and regulations, among others, provide for disclosure requirements applicable to issuers of traded securities, protection of minority shareholders and criminal penalties for insider trading and price manipulation. They also provide for licensing and oversight of brokerage firms and governance of the Brazilian stock exchanges. Nevertheless, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets. Under the Brazilian Corporate Law, a company is either public, a companhia aberta, like us, or private, a companhia fechada. All public companies, including us, are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may have its securities traded on the Bovespa or in the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Bovespa, a company must apply for registration with the CVM and the Bovespa.

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

     Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company shall disclose its share ownership to the CVM and stock exchanges. In addition, a statement containing the required information shall be published in appropriate Brazilian newspapers. Regulations also require disclosure of any subsequent increase or decrease of five percent or more in ownership of common shares, including warrants and debentures convertible into common shares.

Item 10. Additional Information

Memorandum and Articles of Association

     The following summarizes certain material provisions of TIM’s by-laws and the Brazilian Corporate Law, the main bodies of regulation governing us. Copies of TIM’s by-laws have been filed as exhibits to this annual report on Form 20-F. Except as described in this section, TIM’s by-laws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian Corporate Law.

Registration

     TIM’s by-laws have been registered with the Public Registry of the state of Paraná under company number (NIRE) 4130001760-3

Corporate Purpose

     Article 2 of the by-laws provides that our main corporate purpose is to exercise control over operating companies that provide mobile telephone and other services in the Regions, as established by Anatel regulations. Other corporate purposes include:

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

Rights Relating to our Shares

      Dividend Rights

      See “Item 8. Financial Information—Dividend Policy.”

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

      Our Preferred Shares are entitled to full voting rights with respect to:

  the approval of any long-term contract between the Holding Company, TIM Sul and TIM Nordeste, on the one hand, and any controlling shareholder or affiliates or related parties thereof, on the other hand, except in certain cases involving standard contracts entered into in the ordinary course of business; and

  resolutions modifying certain provisions of our by-laws.

     Any change in the preference, benefits, conditions of redemption and amortization of our Preferred Shares, or the creation of a class of shares having priority or preference over our Preferred Shares, would require the approval of holders of a majority of our outstanding Preferred Shares at a special meeting of holders of our Preferred Shares. Such a meeting would be called by publication of a notice in three Brazilian official gazettes at least thirty days prior to the meeting but would not generally require any other form of notice. In any circumstances in which holders of our Preferred Shares are entitled to vote, each of our Preferred Shares will entitle the holder to one vote.

      Meeting of Shareholders

     According to Brazilian law, shareholders must be previously notified through a notice published in three Brazilian official gazettes in order for a general or extraordinary shareholders’ meeting to be held. The notification must occur at least 15 days prior to the meeting scheduled date. If the first meeting is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

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

     However, a shareholders’ meeting is authorized to eliminate preemptive rights with respect to the issuance of new shares, debentures and warrants convertible into new shares up to the limit of the authorized share capital, provided that the distribution of these securities is effected:

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

      Right of Redemption

     Subject to certain exceptions, the Common Shares and the Preferred Shares are redeemable by shareholders exercising dissenter’s withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

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

     The Bovespa reports transactions in its market to CBLC, a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank of Brazil and CVM and having a clearing account with the relevant stock exchange.

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

Material Contracts

     The following is a summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business:

  Until December 2002, each of the Subsidiaries operated under a concession that authorized it to provide specified services and set forth certain obligations. In December 2002, the Subsidiaries converted their respective concessions to operate under SMC regulations into authorizations to operate under PCS regulations. See also “Item 4. Regulation of the Brazilian Telecommunications Industry-Authorizations and Concessions.”

  Credit Agreement, dated as of December 22, 2000, among BNDES, TIM Sul, as borrower, and TSU, as guarantor, in the principal amount of R$41.3 outstanding as of December 31, 2004 million. Under this loan, R$27.2 million of the total principal amount bears interest at a variable rate of 4% plus the TJLP, which was 9.75% per annum on December 31, 2004. The remaining R$14.1 million of principal is adjusted according to a “BNDES currency basket,” consisting mainly of the U.S. dollar plus a 4% spread related to the BNDES foreign funding costs (Res.635/87). On December 31, 2004, the outstanding amount under this credit agreement, including accrued interest, was R$41.5 million.

  Credit Agreement, dated as of September 22, 2000, between TIM Nordeste, as borrower and the European Investment Bank, as lender, in the principal amount of US$50 million, of which US$41.4 million was outstanding as of December 31, 2004. We have hedged our risk of currency exchange rate fluctuations on our payments of principal and interest under this agreement, under which we pay interest at a variable rate of 1.775% per annum plus three-month LIBOR. This loan matures on September 15, 2005. On September 22, 2000, in connection with the loan agreement between TIM Nordeste and the European Investment Bank, TND entered into a Guarantee and Indemnity Agreement with the European Investment Bank, and an Indemnification Agreement with Banque Sudameris, guarantying the due performance of TIM Nordeste under the loan agreement.

  Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2004 was R$20 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $30 million promissory note by TIM Nordeste, with TND as the guarantor of such promissory note.

  In the United States, the Preferred Shares traded, until June 24, 2002, in the form of ADSs, each representing 10,000 Preferred Shares, issued by The Bank of New York, as Depositary (“BONY”), pursuant to a Deposit Agreement, dated July 27, 1998, among the Holding Company, BONY and the registered holders and beneficial owners from time to time of ADRs. Pursuant to an Amendment to the Deposit Agreement, dated June 24, 2002, among the Holding Company, BONY, JPMorgan, as Depositary, and the holders from time to time of ADRs, JPMorgan replaced BONY as the Depositary for the Holding Company’s ADS program. Since June 24, 2002, the Preferred Shares have traded in the United States in the form of ADSs, each representing 10,000 Preferred Shares, issued by JPMorgan. The rights of holders of ADRs are not materially affected by this change in depositaries, except that holders now have contractual rights against JPMorgan, instead.

Exchange Controls

     There are no restrictions on ownership of our Preferred Shares or Common Shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank of Brazil. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 (“Law No. 4,131”), or Resolution No. 2,689/00. Registration under Law No. 4,131 or under Resolution No. 2,689/00 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution No. 2,689/00 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “—Taxation—Brazilian Tax Considerations.” Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., as custodian for our Preferred Shares represented by ADSs, or holders who have exchanged ADRs for Preferred Shares, from converting dividends, distributions or the proceeds from any sale of such Preferred Shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of our Preferred Shares underlying the ADSs.

     Under Resolution No. 2,689/00, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution No. 2,689/00, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

      Pursuant to Resolution No. 2,689/00, foreign investors must:

  appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

  complete the appropriate foreign investment registration form;

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

     Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under the Annex V regulations by the Central Bank of Brazil and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.” According to Resolution No. 2,689/00, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank of Brazil and the CVM are complied with.

     An electronic registration has been generated in the name of the Depositary with respect to the ADSs and is maintained by the custodian on behalf of the Depositary. This electronic registration is carried on through the Central Bank of Brazil’s information system. Pursuant to the registration, the custodian and the Depositary are able to convert dividends and other distributions with respect to our Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank of Brazil. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under the Annex IV or the Resolution 2,689/00 regulations, or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.” In addition, if the holder is a qualified investor under Resolution No. 2,689/00 but resides in a jurisdiction that does not impose income tax or where the income tax is imposed at a maximum rate of 20%, this holder will be subject to a less favorable tax treatment than a holder of ADSs.

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

      Taxation of Gains

     Gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs or Preferred Shares to another non-Brazilian holder are not subject to Brazilian tax. According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15% or 25%, if realized by investors resident in a “tax haven” jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 15% or taxed at a rate of 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, provided that carried out in accordance with Resolution 2,689 of the National Monetary Council Regulations, as described below, are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 15%. Gains realized through transactions with Brazilian residents or through transactions in Brazil off of the Brazilian stock exchanges are subject to tax at a rate of 15% or 25%, if realized by investors resident in a tax haven jurisdiction.

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

     There is a possibility that gains realized by a non-Brazilian holder upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15% or 25%, if realized by investors resident in a tax haven jurisdiction.

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

     In the latter case, the difference between the amount previously registered and the average price of the Preferred Shares, calculated as set forth above, will be considered a capital gain subject to income tax at a rate of 15%. Unless the Preferred Shares were held in accordance with Resolution 2,689, in which case the exchange would be tax-free, the capital gain will be subject to income tax at the following rates: (i) 15%, for gains realized through transactions on Brazilian stock exchanges; or (ii) 15% or 25%, %, if realized by investors resident in a tax haven jurisdiction, for gains realized through transactions in Brazil off of the Brazilian stock exchanges.

     The withdrawal of ADSs in exchange for Preferred Shares is not subject to Brazilian income tax. On receipt of the underlying Preferred Shares, a non-Brazilian holder entitled to benefits under Resolution 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described above in “—Exchange Controls.” If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of Preferred Shares.

      Distributions of Interest on Capital

     A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation's capital as an alternative form of making dividend distributions. See "Item 8. Financial Information- Dividend Policy." The rate of interest may not be higher than the TJLP, as determined by the Central Bank of Brazil from time to time, which for 2004 was set at 9.81% . The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

  50% of net income for the year in respect of which the payment is made, after the deduction of social contribution or net profits and before (1) making any deduction for corporate income taxes paid and (2) taking such distribution into account; or

  50% of retained earnings for the year prior to the year in respect of which the payment is made.

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

In addition to such taxes, the temporary contribution on financial transactions, or the CPMF tax, is currently levied at a rate of 0.38% on all funds transfers in connection with financial transactions in Brazil. The CPMF will be in effect until December 31, 2007 at the rate of 0.38%, according to Amendment No. 42 to the Brazilian Federal Constitution. Since July 12, 2002, stock exchange transactions have been exempted from the CPMF tax. On July 13, 2004, the Brazilian government enacted Law No. 10,892, which establishes that, as from October 1, 2004, debits of reais from deposit bank accounts exclusively opened for investments in fixed and variable income financial assets (“conta corrente de depósito para investimento”) will not be subject to the CPMF assessment.

      U.S. Federal Income Tax Considerations

     The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold Preferred Shares or ADSs as capital assets for tax purposes and does not apply to special classes of holders such as dealers and traders in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of the shares of the Holding Company (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, certain financial institutions, insurance companies, persons who acquired our Preferred Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, holders liable for the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding Preferred Shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction.

     Each holder should consult such holder’s own tax advisor concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in Preferred Shares or ADSs.

     In this discussion, references to ADSs also refer to Preferred Shares, and references to a “U.S. holder” are to a beneficial holder of an ADS that is a citizen or resident of the United States of America,

  a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States of America or any political subdivision thereof or an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     For purposes of the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) holders of ADSs will be treated as owners of the Preferred Shares represented by such ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

     The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazil taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

      Taxation of Distributions

     Subject to the passive foreign investment company (“PFIC”) rules described below, a U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by the Holding Company as a dividend to the extent that such distribution is paid out of the Holding Company’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian, or by the U.S. holder in the case of a holder of Preferred Shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of Preferred Shares. If the Custodian, or U.S. holder in the case of a holder of Preferred Shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by the Holding Company will not be eligible for the dividends received deduction allowed to corporations under the Code.

     Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States. Subject to certain limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder. Alternatively such Brazilian withholding tax may be taken as a deduction against taxable income. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

     Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Holding Company generally will not be subject to U.S. federal income tax.

     Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to the ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) the Holding Company was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on the Holding Company’s audited financial statements, the Holding Company believes that it will not be considered a PFIC for U.S. federal income tax purposes with respect to its 2004 taxable year, as discussed below. In addition, based on the Holding Company’s current expectations regarding the value and nature of its assets, the sources and nature of its income the Holding Company does not anticipate becoming a PFIC for its 2005 taxable year.

     Based on existing guidance, it is not entirely clear whether dividends received with respect to the Preferred Shares will be treated as qualified dividends, because the Preferred Shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or preferred stock and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Holding Company will be able to comply with them. Holders of ADSs and Preferred Shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.

      Taxation of Capital Gains

     Subject to the PFIC rules discussed below, upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized on the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax, will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. Generally, capital gain recognized by an individual holder before January 1, 2009 is subject to taxation at a maximum rate of 15%. The deductibility of losses is subject to limitations. The gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

      PFIC Rules

     The Holding Company believes that the Preferred Shares and ADSs will not be treated as stock of a PFIC for U.S. federal income tax purposes for its 2004 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that the Holding Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which a U.S. holder held an ADS or Preferred Share, certain adverse consequences could apply to the U.S. holder. If the Holding Company is treated as a PFIC for any taxable year, gain recognized by such U.S. Holder on a sale or other disposition of the ADS or ordinary share would be allocated ratably over the U.S. Holder’s holding period for the ADS or ordinary share. The amounts allocated to the taxable year of the sale or other exchange and to any year before the Holding Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125% of the average of the annual distributions on ADSs or ordinary shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

     In addition, if we were to be treated as a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate U.S. holders would not apply.

      Backup Withholding and Information Reporting

     Dividends paid on, and proceeds from the sale or other disposition of, the ADSs or Preferred Shares to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

Documents on Display

     Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. Anyone may read and copy this report, including the exhibits hereto, at the Securities and Exchange Commission’s public reference room in Washington, D.C. Information on the operation of the public reference room is available by calling 1-800-SEC-0330.

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

     We will furnish to JPMorgan Chase, as Depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual Consolidated Financial Statements, which will be prepared in accordance with the Brazilian Corporate Law accounting method and include a reconciliation to U.S. GAAP. In addition, we are required under the Deposit Agreement to furnish the Depositary with copies of English translations to the extent required under the rules of the SEC of all notices of Preferred Shareholders’ meetings and other reports and communications that are generally made available to holders of Preferred Shares. Under certain circumstances, the Depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk principally because certain costs of ours are denominated in currencies (primarily U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Prior to June 1999 April 1999 for TND, we did not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. In June 1999 (April 1999 for TND), we began entering into hedging agreements covering payments of principal on our U.S. dollar denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     At December 31, 2004, approximately R$42.1 million of our indebtedness was denominated in U.S. dollars and fully hedged. In addition, on the same date, we owed approximately R$41.5 million, including accrued interest, under our credit facility with BNDES, of which R$14.1 million was linked to the “BNDES’s basket of currencies,” mostly based on the U.S. dollar/real exchange rate. On May 31, 2002, we swapped all our exposure to such “BNDES basket of currencies” to CDI. We do not hold or issue derivatives or other financial instruments for trading purposes. See Note 33.I.g to our Consolidated Financial Statements.

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

     We also remain exposed to market risk from changes in exchange rates and their effect upon planned capital expenditures, a substantial portion of which are denominated in U.S. dollars. With respect to planned capital expenditures for 2005, the potential loss to us that would have resulted from a hypothetical, instantaneous and unfavorable 23% change in the real-U.S. dollar exchange rate as of December 31, 2004 would have been approximately R$22.0 million (assuming that we would have made capital expenditures as originally planned, despite such unfavorable change in rates). If we were to experience such a change, our cost of financing would increase in proportion to the change.

Interest Rate Risk

     At December 31, 2004, our outstanding debt accrued interest at the CDI or the TJLP, and totaled R$47.4 million. On the same date, we had cash and cash equivalents, in the amount of R$856.3 million, of which approximately R$766.5 million were invested in short-term instruments accruing interest at the CDI rate.

     Over a one year period, before accounting for tax expenses and minority interests, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2004 would have resulted in a variation of R$0.87 million in our interest expenses from financial contracts and a variation of R$7.67 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories. See Note 28 to our Consolidated Financial Statements.

Item 12. Description of Securities Other than Equity Securities

      Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      None.

Item 15. Controls and Procedures

     As of December 31, 2004, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required.

     Furthermore, there were no significant changes in our internal controls over financial reporting during 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     Our Fiscal Committee, which functions as an audit committee, consists of up to five members, three of which are elected by the majority common shareholders, one by the minority common shareholders and one by the preferred shareholders. Our Fiscal Committee has determined that at least two of its members, José Antonio Ramos and Josino de Almeida Fonseca, independent members of our Fiscal Committee under Brazilian rules, are “audit committee financial experts” as such term is defined by the U.S. Securities and Exchange Commission.

Item 16B. Code of Ethics

     We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, as well as to our other directors, officers, controlling shareholders and members of the Conselho Fiscal in accordance with CVM rules satisfying the requirements of Brazilian Law. Our code of ethics is filed as an exhibit to this annual report and is available on our website at http://www.timpartri.com.br. The Code of Conduct and Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4. Information on the Company—Basic Information.” During 2004 we adopted no amendments to and granted no waivers from our Code of Conduct and Transparency.

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

Item 16C. Principal Accountant Fees and Services

      Audit and Non-Audit Fees

     The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Auditores Independentes S.S., during the fiscal years ended December 31, 2003 and 2004:

	Year ended December 31,

		2003		2004

Audit fees	R$	552,178	R$	660,932
Audit-related fees		19,556		80,476
Tax fees		62,000		18,792
Other fees		–		–

Total fees	R$	633,734	R$	760,200

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

     Tax fees in the above table are fees billed by Ernst & Young Auditores Independentes S.S. for tax compliance reviews.

      Audit Committee Pre-Approval Policies and Procedures

     The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Fiscal Committee. Accordingly, the Fiscal Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “Pre-Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Fiscal Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Fiscal Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Fiscal Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Brazilian Corporate Law requires that we have a statutory Board of Auditors (referred to as our Fiscal Committee or Conselho Fiscal). Our Fiscal Committee meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6—Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Committee.” Our Fiscal Committee is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, management acts and certain proposals to be submitted to shareholders’ meetings, such as proposals made by management regarding investment plans, capital expenditures budget, dividends distribution and corporate restructuring involving the company. However, the Fiscal Committee, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the Fiscal Committee are not binding on the company under Brazilian Corporate Law. Our Board of Directors, under Brazilian Corporate Law, is the only entity with the legal capacity to appoint and terminate any independent registered public accounting firm.

     Since Brazilian Corporate Law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted at a shareholders’ meeting held on May 6, 2004 a committee charter to clarify that the Fiscal Committee has certain powers and duties, which comprise among others the powers herein mentioned.

We do not believe that our use of the Fiscal Committee in accordance with Brazilian Corporate Law, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the Fiscal Committee to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or to fulfill its fiduciary and other obligations under Brazilian law. It is presently contemplated that the Fiscal Committee will continue to be independent. However, because the Fiscal Committee’s members will continue to be elected and its budget will continue to be set at the general shareholders’ meeting, we can make no assurance that the Fiscal Committee or its future members will continue to be independent from our controlling shareholder in the future.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      Not applicable.

PART III

Item 17. Financial Statements

      We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

      See our audited consolidated financial statements beginning at page F-1.

Item 19. Exhibits

1.1*	By-laws of TIM Participações S.A., as amended (English and Portuguese).

2.1	Deposit Agreement, dated as of July 27, 1998, among Tele Celular Sul Participações S.A., The Bank of New York, as Depositary, and owners and beneficial owners from time to time of American Depositary Receipts issued thereunder, which is incorporated by reference to our registration statement filed on Form F-6 with the Securities and Exchange Commission on September 29, 1998.

2.2*	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder.

4.1	Credit Agreement dated as of December 3, 1999, among Telepar Celular S.A., as Borrower, Tele Celular Sul Participações S.A., as Guarantor, and Export-Import Bank of the United States, which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.2*	Credit Agreement dated as of September 22, 2000, between TIM Nordeste (then Telpe Celular S.A.), as borrower, and the European Investment Bank, as lender.

4.3*	Guarantee and Indemnity Agreement dated as of September 22, 2000, between European Investment Bank and Tele Nordeste Celular Participações S.A.

4.4*	Indemnification Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and Tele Nordeste Celular Participações S.A., as Indemnifier.

4.5*	Counter Indemnity Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and TIM Nordeste (then Telpe Celular S.A.), as Borrower.

4.6	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (Portuguese Version), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.7	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (English Translation), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.8*	Credit Agreement dated as of June 28, 2004, by and between Banco do Nordeste do Brasil S.A., as lender, and TIM Nordeste, as borrower.

4.9*	Guarantee Agreement dated as of June 24, 2004 among Banco Bradesco S.A., TIM Nordeste and Tele Nordeste Celular Participações S.A. (English Translation).

4.10	Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participacoes S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.11	Standard Concession Agreement for Mobile Cellular Service (Portuguese Version), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.12	Standard Concession Agreement for Mobile Cellular Service (English Translation), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.13	Authorization Agreement for Mobile Cellular Service for Telepar Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.14	Authorization Agreement for Mobile Cellular Service for CTMR Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.15	Authorization Agreement for Mobile Cellular Service for Telesc Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.16	Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.17	Authorization Agreement for Mobile Cellular Service for Teleceara Celular (English Translation), which is incorporated by reference from the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on form 20-F with the Securities and Exchange Commission.

4.18	Authorization Agreement for Mobile Cellular Service for Telasa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.19	Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.20	Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.21	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.22	Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.23	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of November 2, 2002, by and among Siemens Ltda. Engenharia e Service Ltda., TIM Sul S.A. and TIM Celular S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.24	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, among Ericsson Telecommunicações S.A., Ericsson Servicos de Telecommunicações Ltda., Maxitel S.A., TIM Celular S.A., TIM Sul S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our

2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.25	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, by and among Nokia do Brasil Ltda., TIM Celular S.A. and certain of the then- subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to the 2003 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

8.1*	List of Subsidiaries.

11.1*	Code of Ethics (English and Portuguese).

12.1*	Section 906 Certification of the Chief Executive Officer.

12.2*	Section 906 Certification of the Chief Financial Officer.

13.1*	Section 302 Certification of the Chief Executive Officer.

13.2*	Section 302 Certification of the Chief Financial Officer.

*Filed herewith.

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2003 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
TIM PARTICIPAÇÕES S.A.

We have audited the accompanying consolidated balance sheets of TIM Participações S.A. (formerly Tele Celular Sul Participações S.A.) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their financial position for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements).

ERNST & YOUNG
Auditores Independentes S/S

Mauro Moreira
Partner

Curitiba, Brazil
January 20, 2005

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS December 31, 2003 and 2004 (In thousands of Brazilian reais)

ASSETS	Note	2003	2004

Current assets
Cash and cash equivalents		20,682	89,873
Short-term investments		398,040	766,459
Accounts receivable, net	5	230,469	595,935
Inventories	6	16,241	47,200
Recoverable taxes	7	29,816	91,154
Deferred income and social contribution taxes	8	52,974	108,706
Prepaid expenses and other assets		4,473	17,020

Total current assets		752,695	1,716,347

Noncurrent assets
Recoverable taxes	7	6,200	46,750
Deferred income and social contribution taxes	8	139,041	163,114
Related parties	9	355	397
Judicial deposits	10	14,939	30,291
Other noncurrent assets		363	1,505

Permanent assets
Property, plant and equipment, net	11	695,982	1,597,172
Intangibles, net	12	27,138	40,580

Total assets		1,636,713	3,596,156

LIABILITIES AND SHAREHOLDERS' EQUITY	Note	2003	2004

Current liabilities
Accounts payable and accrued expenses	13	206,940	691,022
Loans and financing	14	41,696	62,206
Accrued interest		1,055	666
Salaries and related charges	15	13,487	20,842
Taxes, charges and contributions	16	77,835	161,648
Concessions payable	17	16,728	11,361
Dividends and interest on shareholders' equity
payable		48,809	114,678
Related parties	9	6,767	2,944
Other current liabilities		5,032	21,238

Total current liabilities		418,349	1,086,605

Noncurrent liabilities
Loans and financing	14	39,432	41,220
Taxes, charges and contributions	16	58,837	26,005
Provision for contingencies	18	11,863	24,517
Pension plan	29	3,733	3,697

Minority interests		177,513	393,605

Shareholders’ equity
Capital	19	369,163	884,504
Capital reserve	19	148,565	240,634
Income reserve	19	409,258	895,369

Total shareholders’ equity		926,986	2,020,507

Total liabilities and shareholders’ equity		1,636,713	3,596,156

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais, except for earnings per share, expressed in reais)

	Notes	2002	2003	2004

Gross revenues
Telecommunications services	20	976,629	1,159,472	2,782,403
Sale of goods	20	174,879	255,716	646,772

		1,151,508	1,415,188	3,429,175
Deductions from gross revenues	20	(254,684)	(326,906)	(864,543)

Net revenues		896,824	1,088,282	2,564,632

Costs of services rendered	21	(325,186)	(355,192)	(784,233)
Costs of goods sold	21	(161,197)	(221,722)	(508,837)

Gross profit		410,441	511,368	1,271,562

Operating income (expenses):
Selling	22	(185,446)	(230,488)	(647,277)
General and administrative	23	(83,346)	(94,877)	(182,442)
Equity pick-up		(4,288)	(3,250)	-
Other operating income (expenses)	24	(20,463)	(28,422)	(53,737)

		(293,543)	(357,037)	(883,456)

Income before financial results		116,898	154,331	388,106

Financial income (expenses):
Financial income	25	64,249	111,766	133,613
Financial expenses	26	(72,568)	(81,276)	(68,801)
Foreign exchange variance, net		(10,639)	(4,681)	(4,241)

		(18,958)	25,809	60,571

Operating income		97,940	180,140	448,677

Non-operating income (loss)	27	(127)	12,842	(4,592)

Income before income and social contribution taxes
and minority interest		97,813	192,982	444,085

Income and social contribution tax expense	8	(19,473)	(42,423)	(108,037)

Income before minority interest		78,340	150,559	336,048
Minority interest		(12,566)	(29,757)	(70,113)

Net income for the year		65,774	120,802	265,935

Earnings per thousand shares outstanding at year-end
(R$)		0.19	0.34	0.38

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

		Capital reserve	Income Reserves

	Capital	Special goodwill reserve	Legal reserve	Dividends payable	Unearned income reserve	Expansion reserve	Retained earnings	Total

Balances at December 31, 2001	245,033	195,695	20,506	19,257	-	327,838	-	808,329

Capital increase with transfer of reserve	79,633	(17,633)	-	-	-	(62,000)	-	-
Net income for the year	-	-	-	-	-	-	65,774	65,774
Realization of special dividends reserve	-	-	-	(10,602)	-	-	-	(10,602)
Allocation of net income for the year :
Legal reserve	-	-	3,289	-	-	-	(3,289)	-
Interest on shareholders' equity	-	-	-	-	-	-	(17,000)	(17,000)
Dividends	-	-	-	-	-	-	(1,171)	(1,171)
Expansion reserve	-	-	-	-	-	44,314	(44,314)	-

Balances at December 31, 2002	324,666	178,062	23,795	8,655	-	310,152	-	845,330

Capital increase with transfer of reserve	44,497	(29,497)	-	-	-	(15,000)	-	-
Net income for the year	-	-	-	-	-	-	120,802	120,802
Realization of special dividends reserve	-	-	-	(8,655)	-	-	-	(8,655)
Allocation of net income for the year :
Legal reserve	-	-	6,040	-	-	-	(6,040)	-
Interest on shareholders' equity	-	-	-	-	-	-	(12,000)	(12,000)
Dividends	-	-	-	-	-	-	(18,491)	(18,491)
Expansion reserve	-	-	-	-	-	84,271	(84,271)	-

Balances at December 31, 2003	369,163	148,565	29,835	-	-	379,423	-	926,986

Capital increase with transfer of reserve	87,102	(27,102)	-	-	-	(60,000)	-	-
Capital increase with incorporation of net assets:
Tele Nordeste Celular Participações S.A.	428,239	119,171	32,839	2,300	18,838	280,194	-	881,581
Realization of special dividend reserve	-	-	-	(2,300)	-	-	-	(2,300)
ADENE tax incentive	-	-	-	-	-	-	20,937	20,937
Net income for the year	-	-	-	-	-	-	265,935	265,935
Allocation of net income for the year:
Legal reserve	-	-	14,343	-	-	-	(14,343)	-
Interest on shareholders' equity	-	-	-	-	-	-	(30,000)	(30,000)
Dividends	-	-	-	-	-	-	(42,632)	(42,632)
Expansion reserve	-	-	-	-	-	199,897	(199,897)	-

Balances at December 31, 2004	884,504	240,634	77,017	-	18,838	799,514	-	2,020,507

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

	2002	2003	2004

SOURCES OF WORKING CAPITAL:
Net income for the year	65,774	120,802	265,935
Amounts which do not affect working capital:
Exchange and monetary variance and interest	12,992	12,067	9,038
Provision for contingencies	2,858	2,912	3,593
Equity pick-up	4,288	-	-
Depreciation and amortization	201,763	211,798	330,953
Investment write-off	-	6,929	-
Goodwill amortization	-	-	1,581
Residual value of fixed asset disposals	2,171	921	1,643
Gain on investments	(753)	3,250	-
Minority interests	9,895	17,924	45,526
Pension supplementation	594	900	(36)

Total from operations	299,582	377,503	658,233

Effect of merger with Tele Nordeste Celular Participações S.A.:
Noncurrent assets	-	-	(101,958)
Investment	-	-	-
Property, plant and equipment	-	-	(662,453)
Noncurrent liabilities	-	-	53,195
Minority interests	-	-	165,891
Net assets	-	-	881,579

	-	-	336,254

From third parties:
Decrease in noncurrent assets	69,805	61,140	156,445
Increase in noncurrent liabilities	18,343	-	26,665
Tax incentive - ADENE	-	-	25,611

	88,148	61,140	208,721

Total sources	387,730	438,643	1,203,208

APPLICATION OF WORKING CAPITAL:
Acquisition of fixed assets	68,665	212,891	586,355
Increase in noncurrent assets	24,721	13,071	135,646
Decrease in noncurrent liabilities	248,566	60,910	110,879
Dividends and interest on shareholders' equity	28,773	39,146	74,932

Total applications	370,725	326,018	907,812

Increase in working capital	17,005	112,625	295,396

Changes in working capital:
Current assets
At end of year	705,791	752,695	1,716,347
At beginning of year	376,197	705,791	752,695

	329,594	46,904	963,652

Current liabilities
At end of year	484,070	418,349	1,086,605
At beginning of year	171,481	484,070	418,349

	312,589	(65,721)	668,256

Increase in working capital	17,005	112,625	295,396

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2003 and 2004
(In thousands of reais)

1. Operations

TIM Participações S.A. (formerly Tele Celular Sul Participações S.A.) “the Company” is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A. which has a shareholding of 53.23% of the voting capital and 23.73% of the total capital.

The Company has the controlling ownership of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. (formerly Telpe Celular S.A.). TIM Sul S.A. provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste Telecomunicações S.A. provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Brazilian real (R$) in relation to the US dollar affects the Company’s financial statements. The exchange rate of the Brazilian Real to the US Dollar was R$3.5333:US$ 1.00, R$2.8892:US$ 1.00 and R$2.6544:US$ 1.00 at December 31, 2002, 2003 and 2004, respectively. At December 31, 2003 and 2004, the loans based in US Dollar represented 29% and 40% of Company’s total consolidated debt, respectively.

2. Corporate Merger

On June 1, 2004, the Board of Directors of Tele Celular Sul Participações S.A. (TCS) and Tele Nordeste Celular Participações S.A. (TND), subsidiaries of TIM Brasil Serviços e Participações S.A., authorized the Protocol and Justification of Merger, which proposed the merger of TND with TCS. The merger of TND and TCS aimed to integrate their operations, reduce administrative costs, improve access to capital and achieve greater market liquidity

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

On August 30, 2004, with ANATEL approval, the Shareholders’ General Meeting of TCS approved the proposal of the Board of Directors for the merger of net assets of TND through the exchange of TND shares for TCS shares. In such meeting TCS was renamed TIM Participações S.A.

The merger exchange ratio was 0.9261 TCS share for each TND share outstanding. As a result, TCS issued 338,746,616,515 shares (127,594,750,755 common shares and 211,151,865,760 preferred shares). The merger of TND with TCS was recorded at book value and did not generate goodwill. Additionally, the results of operations of the merged companies were combined as if the merger had occurred on January 1, 2004.

The assets, liabilities, equity, revenues and expenses of TND were recorded on a line-by-line basis by TCS as of and for the eight-month period ended August 30, 2004. Therefore, TND shareholders’equity of R$881,581 was transferred to TCS, representing the balance of TND shareholders’equity at December 31, 2003 of R$877,042 plus an issuance of TND capital which occurred in January 2004 of R$4,539.

3. Presentation of the Financial Statements

a. Basis of Presentation

The consolidated financial statements were prepared in accordance with accounting principles originating from Brazilian Corporate Law and in conformity with accounting requirements and procedures established by the Brazilian Securities Commission (CVM), and the related rules applicable to the public telecommunication service concessionaires.

TIM Participações S.A. is a publicly-traded company and has American Depositary Receipts traded on the New York Stock Exchange - USA. Consequently, the Company is subject to the rules of the Security and Exchange Commission (SEC) and is also required to include in its financial statements specific disclosures relating to the reconciliation between shareholders’ equity and net income prepared in accordance with Brazilian Corporate Law and shareholders’ equity and net income based on accounting principles generally accepted in the United States of America (US GAAP). See Note 33.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The level of disclosure in the financial statements was adjusted and expanded and certain reclassifications were made to comply with US GAAP.

b. Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries, which are as follows:

	Participation of total Capital %

	2003	2004

TIM Sul S.A.	81.32	81.73
TIM Nordeste Telecomunicações S.A.	-	81.75

All intercompany transactions and balances are eliminated upon consolidation. The main consolidation procedures are as follows:

I. Elimination of asset and liability accounts among the consolidated companies;
II. Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;
III. Elimination of revenues and expenses generated by transactions among the consolidated companies;
IV. Separate disclosure of the minority interest participation in the consolidated financial statements.

c. Comparability of the Financial Statements

Reclassifications in the financial statements for 2003

To allow better comparison with the financial statements for the current year, certain reclassifications were made in the financial statements for 2003. However, the amounts of said reclassifications are not material in relation to the financial statements and, as such, are not being disclosed.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

“Pro forma” information

To allow comparison of these financial statements with those for the prior year, the pro forma balance sheet and income statement are being set out as if the merger process mentioned in Note 2 had occurred at the beginning of the earlier periods presented. The pro forma information was prepared on the same basis as described in Note 2 for the merger in 2004. All intercompany balances and transactions have been eliminated. The pro forma information is being provided as directed by the Brazilian Securities Commission (“CVM”).

The following is a reconciliation of net income as reported in 2003 to pro forma net income 2003:

Net income TCS as reported	120,802
Net income TND as reported	207,545
ADENE tax incentive	(50,250)

Pro forma 2003 net income	277,827

As permitted by Brazilian corporate law, the Company presented the ADENE tax incentive directly as a credit to retained earnings in the 2004 consolidated financial statements. Such incentive was recorded by TND through the statement of income in 2003.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

		2003
ASSETS	Note	Pro forma

Current assets
Cash and cash equivalents		37,673
Short-term investments		719,160
Accounts receivable, net	5	438,802
Inventories	6	28,621
Recoverable taxes	7	136,808
Deferred income and social contribution taxes	8	105,383
Prepaid expenses and other assets		9,536

Total current assets		1,475,983

Noncurrent Assets
Recoverable taxes	7	21,731
Deferred income and social contribution taxes	8	231,996
Related parties	9	638
Judicial deposits	10	18,003
Other noncurrent assets		690
Permanent Assets
Property, plant and equipment, net	11	1,364,335
Intangibles, net	12	48,028

Total assets		3,161,404

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

		2003
LIABILITIES AND SHAREHOLDERS' EQUITY	Note	Pro forma

Current liabilities
Accounts payable and accrued expenses	13	410,408
Loans and financing	14	81,778
Accrued interest		1,872
Salaries and related charges	15	23,510
Taxes, charges and contributions	16	130,480
Concessions payable	17	38,808
Dividends and interest on shareholders' equity payable		105,092
Related parties	9	13,335
Other current liabilities		13,926

Total current liabilities		819,209

Noncurrent liabilities
Loans and financing	14	79,232
Taxes, charges and contributions	16	58,837
Provision for contingencies	18	21,478
Pension plan	29	3,733
Minority interests		374,887

Shareholders' equity
Capital	19	687,411
Unpaid capital		(4,539)
Special reserves	19	292,918
Income reserves	19	410,749
Retained earnings		417,489

Total shareholders’ equity		1,804,028

Total liabilities and shareholders’ equity		3,161,404

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

		2003 Pro forma
	Note
Gross revenue
Telecommunication services	20	2,351,545
Sale of goods	20	379,261

		2,730,806
Deductions from gross revenues	20	(620,543)

Net revenue		2,110,263

Cost of services rendered	21	(741,799)
Cost of goods sold	21	(316,694)

Gross profit		1,051,770

Operating income (expenses):
Selling	22	(461,562)
General and administrative	23	(193,802)
Equity pick-up		(6,500)
Other operating income (expense)	24	(30,604)

		(692,468)

Income before financial results		359,302

Financial income (expenses):
Financial income	25	238,388
Financial expenses	26	(151,281)
Foreign exchange variations, net		(8,037)

		79,070

Operating income		438,372

Non-operating income (loss)	27	26,661

Income before income and social contribution taxes and minority interest		465,033

Income and social contribution tax expense	8	(111,813)

Income before minority interest		353,220

Minority interest		(75,393)

Net income for the year		277,827

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

4. Summary of Accounting Practices

a. Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

b. Short-term investments

Short-term investments represent temporary investments to be held up to the maturity dates which are generally less than one year, and are recorded at cost, as current and long term assets, plus interest earned up to the balance sheet date. The balance of short-term investments is backed by government securities (LFTs and NTN’s) and Bank Deposit Certificates (CDB) issued by first tier banks, subject to 104% of the Interbank Deposit Certificate (CDI) rate (16.17% at December 31, 2004 and 23.25% at December 31, 2003).

c. Accounts receivable

Accounts receivable from mobile telephone subscribers are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

d. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

e. Inventories

Inventories include cellular handsets and accessories, which are stated at the weighted average acquisition cost and do not exceed replacement cost or realizable values.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

f. Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Expenditures for repair and maintenance of existing property, plant and equipment, which extend the useful lives of the related assets are capitalized and depreciated over the remaining useful life.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational. Repair and maintenance costs which represent an increase in capacity or useful lives are capitalized and depreciated over the remaining useful life.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2002, 2003 and 2004.

The useful lives of all property, plant and equipment items are regularly reviewed to reflect any technological changes.

g. Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Amortization expense is calculated based on the straight-line method over the life of the assets, which is five years.

h. Income tax and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Deferred taxes related to temporary differences and tax losses are recorded as current and noncurrent assets, based on the expected realization thereof, which is reviewed every year. Only 30% of tax loss carryforwards can be used to offset taxable income in any given year.

TIM Nordeste Telecomunicações S.A., on March 31, 2003 by approval of the Agency for Development of the Northeast Region of Brazil—ADENE, became the beneficiary of the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities ("lucro da exploração") resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services. The effect of the ADENE tax incentive is recorded in the year it is granted directly in retained earnings and as a reduction in the income tax payable. The tax incentive related to 2002 was recorded in 2003, period in which it was granted.

i. Loans and financing

The Company’s subsidiaries are party to certain derivative instruments, related to its US dollar denominated liabilities with the objective of hedging itself against risks associated with unexpected real/US dollar exchange rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the rates established in the contracts.

j. Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and its subsidiaries’ managements and of its legal advisers, and is restated to the balance sheet date based on the probable losses at the end of the claims.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

k. Revenue recognition

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

l. Financial income (expenses)

Financial income (expenses) represents interest and exchange and monetary variations related to short-term investments, hedge contracts, loans and financing received and granted.

m. Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense is recorded in selling and general and administrative expenses. The following are the advertising expenses for the years ending December 31:

		2002		2003
	2002	Pro forma	2003	Pro forma	2004

Advertising expenses	33,927	53,449	36,366	53,857	63,152

n. Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

o. Use of estimates

The preparation of consolidated financial statements in conformity with accounting practices requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, as well as the estimation of revenues and expenses for the period. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, recoverability of deferred tax assets, provisions for contingencies, valuation of derivative instruments and assets and liabilities related to employee benefits. The actual results may differ from those estimates. The Company reviews the estimates and assumptions quarterly.

p. Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing at the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate at the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

q. Employee profit sharing

The Company records a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

r. Interest on shareholders’ equity

Brazilian corporations are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends. The amount of interest is at the Company’s discretion and is deductible for income tax purposes. The Company has elected to pay such interest to its shareholders with respect to the years ended December 31, 2002, 2003 and 2004, and has accrued the amount due, net of withholding tax, with a direct charge to shareholders’ equity. The distribution of such interest to shareholders is subject to withholding for income tax at the rate of 15%.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

s. Net income per thousand shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

5. Accounts Receivable

	2003	2003 Pro forma	2004

Billed services	47,622	158,282	218,021
Unbilled services	46,878	83,543	95,922
Network use	63,292	122,044	129,393
Sales of handsets	91,832	129,622	216,906

	249,624	493,491	660,242
Allowance for doubtful accounts	(19,155)	(54,689)	(64,307)

	230,469	438,802	595,935

The changes in the allowance for doubtful accounts were as follows:

	2002	2002 Pro forma	2003	2003 Pro forma	2004

Beginning balance	6,852	24,651	6,533	35,505	19,155
Provision charged to selling expense	30,761	77,490	33,685	91,097	112,605
Recoveries	-	-	-	-	(10,000)
Write-offs	(31,080)	(66,636)	(21,063)	(71,913)	(57,453)

Ending balance	6,533	35,505	19,155	54,689	64,307

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

6. Inventories

	2003	2003 Pro forma	2004

Cellular handsets	15,194	25,531	41,942
Accessories and kits for prepaid cards	354	1,477	1,885
TIM chips	693	1,613	3,373

	16,241	28,621	47,200

7. Recoverable Taxes

	2003	2003 Pro forma	2004

Income tax	180	64,630	12,335
Social contribution tax	77	244	2,883
State VAT (ICMS)	11,673	46,178	84,854
Federal turnover taxes (PIS / COFINS)	542	3	17,907
IRRF recoverable	23,544	46,768	19,011
Other	-	716	914

	36,016	158,539	137,904
Current	29,816	136,808	91,154

Noncurrent	6,200	21,731	46,750

The noncurrent portion refers to ICMS on acquisitions of property items.

8. Income and Social Contribution Taxes

The Company and its consolidated subsidiaries, based on the expectation of future taxable income, recognize tax credits arising from tax losses related to income and social contribution taxes carried forward from prior years, which have no expiration date. At December 31, 2002, 2003, 2003 pro forma and 2004, tax loss carryforwards were R$192,582, R$154,068, R$120,206 and R$102,562, respectively. The tax loss carryforwards do not expire. The use of the tax loss carryforwards is limited to 30% of the annual taxable income.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The deferred income and social contribution taxes are comprised as follows:

	2003	2003 Pro forma	2004

Unamortized balance of goodwill	340,642	680,087	531,704
Provision for maintenance of shareholders’equity	(224,824)	(448,857)	(350,924)

Tax benefit related to goodwill paid on privatization	115,818	231,230	180,780
Tax loss carryforwards - income tax	38,517	41,210	25,639
Tax loss carryforwards - social contribution tax	13,895	14,421	9,250
Allowance for doubtful accounts	6,513	19,451	21,865
Depreciation of handsets granted to customers	4,655	13,293	16,192
Amortization of goodwill on privatization	4,504	4,504	-
Provision for pension plan	1,270	1,270	1,257
Provision for contingencies	4,033	7,302	8,067
Other provisions	2,810	4,698	8,770

	192,015	337,379	271,820
Current	52,974	105,383	108,706

Noncurrent	139,041	231,996	163,114

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the referred tax benefit is a special reserve for goodwill in shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded in the statement of income. The amount of the goodwill amortization equals the amount of the realized portion of the special reserve for goodwill, resulting in no effect to net income.

In 2004, R$50,450 (R$25,288 in 2003) related to the special reserve for goodwill was realized, with an equal amount being recorded as amortization of goodwill. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder. The minority shareholders are ensured preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special reserve for goodwill recorded by the Company’s subsidiary represents the parent company’s right on future capitalization (see Note 19.b)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

In accordance with projections made by the Company, the noncurrent portion of deferred taxes will be realized as follows:

2006	81,977
2007	50,450
2008	30,687

163,114

Income and social contribution tax expenses are as follows:

	2002	2002 Pro forma	2003	2003 Pro forma	2004

Current income tax	(12,124)	(54,465)	(30,387)	(80,022)	(68,648)
Current social contribution tax	(4,463)	(19,767)	(11,001)	(28,978)	(25,189)

	(16,587)	(74,232)	(41,388)	(109,000)	(93,837)

Deferred income tax	(2,114)	4,682	(759)	(2,062)	(10,762)
Deferred social contribution tax	(772)	1,675	(276)	(751)	(3,438)

	(2,886)	6,357	(1,035)	(2,813)	(14,200)

	(19,473)	(67,875)	(42,423)	(111,813)	(108,037)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the income statement is as follows:

	2002	2002 Pro forma	2003	2003 Pro forma	2004

Income before income and social
contribution taxes	97,813	297,344	192,982	465,033	444,085

Combined statutory rate	34%	34%	34%	34%	34%

Income and social contribution taxes at
combined statutory rate	(33,256)	(101,097)	(65,614)	(158,111)	(150,989)

Exclusions:
Reversal of provision for maintenance
of shareholders’equity	15,657	32,275	16,132	32,750	33,297
Goodwill amortization	(605)	(605)	(403)	(403)	(537)
Participation in affiliates	(1,458)	(2,915)	(1,105)	(2,210)	-
Benefit from deductibility of interest
on shareholder’s equity	5,780	5,780	7,001	9,941	15,601
Other	(5,591)	(1,313)	1,566	6,220	(5,409)

	13,783	33,222	23,191	46,298	42,952

Income and social contribution taxes as
reported	(19,473)	(67,875)	(42,423)	(111,813)	(108,037)

Effective tax rate	19.91%	22.83%	21.98%	24.04%	24.33%

9. Related Party Transactions

At December 31, 2002, 2003 and 2004 the consolidated balances of related party transactions are as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

	Assets	Liabilities		Income/Expenses

	Receivables	Loan	Payables	Other Revenues	Selling costs

Maxitel S.A. (1)	11	-	-	2,504	2,784
TIM Celular S.A. (1)	386	-	253	386	9,302
Blah! S.A. (3)	-	-	2,691	-	13,824

Total 2004	397	-	2,944	2,890	25,910

	Assets	Liabilities		Income/Expenses

	Receivables	Loan	Payables	Other Revenues	Selling costs

Maxitel S.A. (1)	-	-	81	384	556
TIM Celular S.A. (1)	355	-	4,494	-	-
Blah! S.A. (3)	-	-	2,122	-	-
TIM International N.V. (4)	-	-	-	12,571	-
TIM Celular S.A. (1)		-	-	-	4,003
Tele Nordeste Participações S.A. (1)			70

Total 2003	355	-	6,767	12,955	4,559

	Assets	Liabilities		Income/Expenses

	Receivables	Loan	Payables	Other Revenues	Selling costs

Maxitel S.A. (1)	244	-	51	355	435
TIM Celular S.A. (1)	-	-	-	-	-
Blah! S.A. (3)	-	26	162	-	-
TIM Brasil S.A. (2)	141	527	-	10	-
TIM Celular S.A. (1)	31	-	-	137	-
Tele Nordeste Participações S.A. (1)	47	-	54	606	530

Total 2002	463	553	267	1,108	965

(1)	related party – controlled by TIM Brasil Serviços e Participações S.A.

(2)	parent company

(3)	affiliated company – up to December 2003, 20% equity investee of the Company. In 2004, controlled by TIM International N.V.

(4)	TIM Brasil’s parent company – indirect controlling shareholder

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

10. Judicial Deposits

	2003	2003 Pro forma	2004

ICMS - Agreement 69/98	11,460	11,460	11,830
Civil and labor claims	645	1,845	3,305
ICMS 5% tax rate difference	-	-	8,085
Tax claims	-	1,191	7,071
Other	2,834	3,507	-

	14,939	18,003	30,291

For the judicial deposit related to the ICMS Agreement 69/98 claim, subsidiary TIM Sul S.A., based on the opinion of its external legal advisors, believes that there is a likelihood of a favorable outcome; therefore, no provision for contingency was recorded in relation to this issue.

11. Property, Plant and Equipment

	Annual depreciation rate %	2004

		Cost	Accumulated depreciation	Net balance

Switching/transmission equipment	14.29	2,395,998	(1,569,455)	826,543
Handsets granted to customers	50	158,568	(106,763)	51,805
Network infrastructure	33.33	303,237	(125,847)	177,390
Software and hardware	20	574,541	(291,408)	283,133
Assets for general use	10	31,727	(15,160)	16,567

Assets and installations in service		3,464,071	(2,108,633)	1,355,438
Land		6,241	-	6,241
Construction in progress		235,493	-	235,493

		3,705,805	(2,108,633)	1,597,172

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

	2003			2003 Pro forma

	Cost	Accumulated depreciation	Net balance	Cost	Accumulated depreciation	Net balance

Switching/transmission
equipment	1,136,892	(700,227)	436,665	2,021,651	(1,322,053)	699,598
Handsets granted to customers	29,043	(22,283)	6,760	105,593	(80,904)	24,689
Network infrastructure	174,360	(78,404)	95,956	244,302	(104,290)	140,012
Software and hardware	196,639	(102,485)	94,154	395,111	(207,900)	187,211
Assets for general use	8,909	(4,788)	4,121	25,090	(11,277)	13,813

Assets and installations in
service	1,545,843	(908,187)	637,656	2,791,747	(1,726,424)	1,065,323
Land	4,724	-	4,724	6,043	-	6,043
Construction in progress	53,602	-	53,602	292,969	-	292,969

	1,604,169	(908,187)	695,982	3,090,759	(1,726,424)	1,364,335

New technology implementation

The Company began, in the second six-month period of 2003, introducing GSM technology into their service network, as a complement to current TDMA technology. At December 31, 2004 no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies to 2008, at least. The assets related to TDMA technology are subject to accelerated depreciation and will be fully depreciated by 2008.

The Company capitalized interest as follows:

	2002	2002 Pro forma	2003	2003 Pro forma	2004

Capitalized interest	646	1,498	1,994	5,128	6,476

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

12. Intangibles

	2003	2003 Pro forma	2004

Usage license, net of accumulated amortization of
R$1,889, R$4,210 and R$12,837 for 2003, 2003 pro
forma and 2004, respectively	15,668	36,558	30,690
Goodwill on acquisition of additional shares in TIM Sul
S.A.	11,450	11,450	9,870
Other	20	20	20

	27,138	48,028	40,580

In July 2003, the subsidiaries paid R$40,768 for licenses for radiofrequency use in connection with the general licensing plan and licenses for rendering SMP. In July 2004, TIM Nordeste Telecomunicações S.A. paid R$2,759 for an additional license for rendering SMP.

The Company provides mobile telephone services under concession terms granted by the Federal Government. The following are the expiration dates for the concessions by state:

Brazilian State	Expiration Date
Paraná	September 3, 2007
Santa Catarina	September 30, 2008
Rio Grande do Sul (City of Pelotas)	April 14, 2009
Pernambuco	May 15, 2009
Ceará	November 28, 2008
Paraíba	December 31, 2008
Rio Grande do Norte	December 31, 2008
Alagoas	December 15, 2008
Piauí	March 27, 2009

The concessions may be subsequently renewed for an additional period of 15 years by the granting authority, after the payment of a new concession fee which amount will be determined by the authorities at that date.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

13. Accounts payable and accrued expenses

	2003	2003 Pro forma	2004

Accounts payable	124,129	280,049	551,513
Network use services	14,545	23,364	14,585
Accrued expenses	68,266	106,995	124,924

	206,940	410,408	691,022

The balance payable for network use services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

14. Loans and Financing

	Maturity dates	2003	2003 Pro forma	2004

Foreign currency – United States dollar

Suppliers: bearing exchange rate variation
and interest of 7.3% p.a. Subject matter of a
swap to CDI operation.	11/2005	1,601	1,601	700

Eximbank: refers to direct financing with the
Export and Import Bank of the United States
(EXIMBANK), bearing exchange rate
variation and interest of 7.03% p.a., subject
matter of a swap to CDI operation.	07/2004	21,552	21,552	-

European Bank of Investment: financing in
the amount of US$ 50,000 bearing interest
based on the Libor rate for 3-month deposits +
1.625% p.a., subject matter of a hedging
operation for which the rate is 100% of the
CDI monthly variation to final maturity.	09/2005	-	79,882	41,431

Local currency

Banco do Nordeste - financing in the amount
of R$ 20,000, subject to pre-fixed interest of
14% p.a.	06/2012	-	-	20,000

BNDES - National Bank for Economic and
Social Development: this financing bears
interest of 4% p.a., plus variation of the TJLP
(long-term interest rate) as disclosed by the
Central Bank of Brazil, or of the
"UMBNDES" of the Basket of Currencies.
The Basket of Currencies financing was the
subject matter of a swap to CDI operation.	01/2007	57,975	57,975	41,295

		81,128	161,010	103,426

Current		41,696	81,778	62,206

Noncurrent		39,432	79,232	41,220

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The BNDES loans are subject to certain covenants covering specific ratios. The Company was in compliance with these covenants as of December 31, 2003 and 2004.

Guarantees for these financing operations are as follows: Banco do Nordeste – bank guarantee by Banco Bradesco S.A., and BNDES – installment income from mobile cell telephone service.

Subsidiaries enter into hedging transactions to protect against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar. The hedge contract amount outstanding at the balance sheet date is R$6,092 (R$15,280 in 2003), and the contractual term is the same as that stipulated in the financing agreement.

The noncurrent portion of loans and financings matures, as follows:

2006	22,337
2007	3,883
2008	3,333
2009	3,333
2010	3,333
Thereafter	5,001

41,220

15. Salaries and related charges

	2003	2003 Pro forma	2004

Salaries and fees	1,820	1,820	2,067
Social charges	2,672	4,207	3,582
Labor provisions	6,574	11,715	12,168
Employees retention	519	750	881
Employees’ profit sharing	1,902	5,018	2,144

	13,487	23,510	20,842

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

16. Taxes, Charges and Contributions

	2003	2003 Pro forma	2004

Corporate Income Tax and Social Contribution on net
income	3,116	11,248	4,890
ICMS - Value-Added Tax on Sales and Services	118,114	150,644	137,617
COFINS - Tax for Social Security Financial	5,324	9,897	13,538
PIS - Employees Profit Participation Program	1,263	2,837	2,936
FISTEL - Fund for Telecommunications Inspection	3,084	3,696	7,528
FUST - Telecommunications Services’ Universalization
Fund	492	1,001	1,247
FUNTTEL - Fund for the Technological Development of
Telecommunications	246	500	624
IRRF - Withholding tax	4,563	8,693	17,730
Other	470	801	1,543

	136,672	189,317	187,653
Current	77,835	130,480	161,648

Noncurrent	58,837	58,837	26,005

The subsidiary TIM Sul S.A., entered into an agreement with the state of Paraná to defer ICMS taxes to be paid in 48 months after the respective triggering event restated by FCA/PR (an indexation rate of the state of Paraná).

17. Concession Payable

			2004

	2003	2003 Pro forma	TIM Nordeste Telecomunicações S.A.	TIM Sul S.A.	Total

SMP exploration rights
Authorizations acquired	17,557	40,768	25,970	17,557	43,527
Payments	(1,755)	(4,076)	(23,486)	(17,557)	(41,043)
Monetary adjustment	926	2,116	5,100	3,777	8,877

Balance payable	16,728	38,808	7,584	3,777	11,361

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

18. Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, fiscal and civil) arising in the normal course of their business, and have recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	2003	2003 Pro forma	2004

Civil	2,570	12,743	11,356
Tax	1,529	5,012	5,616
Labor	7,764	3,723	7,545

	11,863	21,478	24,517

Civil and labor contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for moral damages and other civil damages, while labor contingencies refer to claims filed by former employees.

Tax contingencies

The subsidiary TIM Sul S.A. was served delinquency notices by the state of Santa Catarina tax authorities, amounting to R$99,321, mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that probable losses to be incurred in these proceedings amount to R$3,853.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Potential litigation

Litigation Arising Out of Events Prior to the Breakup of Telebrás

Telebrás and its operating subsidiaries (collectively, the Predecessor Companies), the legal predecessors of the Company and its subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Company’s subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions were assigned to the Company’s subsidiaries. Any claims against the Predecessor Companies that are not satisfied by the Predecessor Companies could result in claims against the Company’s subsidiaries, to the extent that the Company’s subsidiaries have received assets that might have been used to settle such claims had such assets not been spun off from the Predecessor Companies.

Under the terms of the breakup of the Telebrás system, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies formed through the breakup of Telebras (the New Holding Companies) are jointly and severally liable by operation of law) and any liability for which specific accounting provisions were assigned to the Company or one of the other New Holding Companies. Management believes that the chances of claims of this nature materializing and having a material adverse financial effect on the Company are remote.

Litigation Related to the Use of Premium Arising Out of the Breakup of Telebrás

On April 4, 2002, a Congressman filed a lawsuit in federal court in Brasília, Federal District, against a number of governmental telecommunication entities and the New Holding Companies. The purpose of the lawsuit is to prevent the New Holding Companies from using the amortization of the goodwill paid by the New Holding Companies to the Brazilian government in the breakup of Telebrás to generate tax benefits. The Company contested this claim before the relevant federal court, and no decision had been made on this lawsuit prior to the time of filing.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Even though the Company is unable to predict the final outcome of this lawsuit, management believes that a ruling favorable to the plaintiff is unlikely. Accordingly, no reserve was created in connection with this litigation. If an unfavorable ruling is issued against the Company, the tax benefit derived from the premiums paid will be lost, and the Company’s tax liability will increase. Management does not expect an unfavorable decision for this lawsuit.

Rentals

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2002	2002 Pro forma	2003	2003 Pro forma	2004

Rent expense	16,675	21,073	4,526	20,798	24,884

At December 31, 2004, the future minimum lease payments under non-cancelable lease agreements are as follows:

2005	30,178
2006	31,819
2007	32,773
2008	34,739
2009	35,782
2010 and thereafter	36,947

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

19. Shareholders’ Equity

a. Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, so as not to exceed 1,400 billion common or preferred shares, without the need to maintain the proportion between the shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights. The limit to increase the Company’s capital may be modified with the approval of an Extraordinary General Meeting.

On May 7, 2004, the Shareholders’ Meeting approved a capital increase of R$27,102 (R$29,229 on March 18, 2003 and R$17,633 on April 16, 2002), through the issuance of 2,745,851,522 (5,095,007,583 in 2003 and 2,169,230,189 in 2002) common shares and 4,534,299,224 (8,413,524,457 in 2003 and 3,582,198,751 in 2002) preferred shares with no par value on behalf of TIM Brasil Serviços e Participações S.A. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of the Company. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

The subscription price per 1,000 shares was R$3.05 (R$1.77 in 2003 and R$2.82 in 2002) for the common shares and R$4.13 (R$2.40 in 2003 and R$3.21 in 2002) for the preferred shares.

At the same Shareholders’ Meeting, the shareholders approved another capital increase. As permitted by Brazilian Corporate Law, the capital increase was accomplished by transferring amounts from retained earnings, income reserve totaling R$60,000. No capital shares were issued.

Shares with no par value represent the subscribed and paid-in capital at December 31, as follows:

	2003	2004

Number of common shares	134,452,841,454	264,793,296,882
Number of preferred shares	222,025,630,268	437,711,795,252

	356,478,471,722	702,505,092,134

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The preferred shares are non-voting, except if the dividend to be paid to the holders of preferred shares is not paid for a period of three years. In such case they are entitled to full voting rights until such time as that dividend is paid in full for any year. Further, the preferred shares are entitled to priority over the common shares in the case of liquidation. The preferred shares are also entitled to preferential, noncumulative dividends calculated as the greater of (i) 6% of their nominal paid-in capital or (ii) 3% of net equity per share as per the latest approved balance sheet. Under the Brazilian Corporation Law, the number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares.

b. Capital reserve – special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with the issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their participation, by type and class, at the time of new issue, and the amounts payable during the year in connection with this right must be paid directly to the controlling shareholder, in accordance with CVM Instruction No. 319/99.

c. Income reserves

Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital, or 30% of nominal paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. This reserve can only be used to increase capital or offset accumulated losses.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Unearned income reserve

In conformity with Law No. 10303/01, a reserve of R$18,838 was established by TND in 2003 for the amount of compulsory dividends, that exceeded the realized portion of net income for the year. The portion of the net income not realized was related to the tax incentives granted to TND’s subsidiaries. TND transferred this amount to the Company in conjunction with the merger described in Note 2.

Dividends payable reserve

During 2001, the Shareholders’ Meeting approved the proposal made by management for the establishment of a reserve for dividends payable, referring to the portion of declared dividends based on the December 31, 2001 balance sheet, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. Such reserve had been fully realized at December 31, 2003. With the merger described in 2, the Company absorbed the reserve for dividends payable of TND. Such reserve was fully realized at December 31, 2004.

Reserve for expansion

The remaining balance of net income for the year ended December 31, 2004, adjusted as required by Law No. 6404/76, article 202, in the amount of R$199,897, comprises the balance of the income reserve for expansion account, as determined by CVM Instruction (IN) No. 59/86, and will be used in the expansion of the Company’s network and of its IT environment as well as of its subsidiaries. The retention is supported by a capital budget submitted by management for approval at a shareholders’ meeting.

Excess income reserve

As required by article 199 of Law No. 6404/76, the Company will propose a capital increase of R$115,542 at the shareholders meeting, arising from excess income reserves in relation to capital.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

d. Dividends

The dividends are being calculated in accordance with the Company’s By-Law and with Brazilian Corporate Law. According to the Company’s By-Law and Brazilian Corporate Law, the Company is required to distribute as minimum dividends at each fiscal year ending December 31, considering available funds for distribution, a total amount equivalent to 25% of the adjusted net income (as described below).

For the purposes of the Brazilian Corporation Law, and in accordance with the Company’s By-Laws, “adjusted net income” is an amount equal to the net profit adjusted to reflect allocations to or from: (i) the statutory and legal reserves, (ii) a contingency reserve for probable losses, if applicable, (iii) profit reserve for expansion, and iv) unrealized profit for reserve.

Statutory minimum dividends at December 31, 2003 and 2004 were calculated as follows:

	2003	2004

Consolidated net income for the year	120,802	265,935
ADENE tax incentive	-	20,937

Holding company net income for the year	120,802	286,872
(-) Setup of legal reserve	(6,040)	(14,343)

Adjusted net income	114,762	272,529

Compulsory dividends: 25%	28,691	68,132

Interest on shareholders' equity, net of withholding income tax	10,200	25,500
Supplementary dividends	18,491	42,632

	28,691	68,132
Realization of special dividends reserve	8,655	2,300

Total proposed dividends and interest on shareholders' equity	37,346	70,432

The merged company Tele Nordeste Celular Participações S.A. paid dividends of R$30,454 in 2003.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The dividends for 2004, amounting to R$68,132, will be paid to shareholders at the date of the Shareholders’ General Meeting which approves net income for the current year.

	2003	2004

Dividends and interest on shareholders' equity per 1,000 shares (in Brazilian reais)
Common shares	0.1047	0.0970
Preferred shares	0.1047	0.0970

The realized portion of the special reserve for dividends payable for shareholders at April 5, 2002, was as follow:

	2003	2004
Dividends and interest on shareholders’ equity per 1,000 shares (in Brazilian reais)

Common shares	0.0286	0.0033
Preferred shares	0.0286	0.0033

e. Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

i)	to retain the services and advice of key employees, upon whose judgment, initiative and efforts the Company depends;

ii)	to make available to key employees certain compensatory arrangements based on market value increase; and

iii)	to align generally the interests of key employees and the interests of shareholders.

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

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

During 2004 and 2003, no option granted to the Company’s key employees was exercised. At December 31, 2004, the closing price per 1,000 preferred shares was R$4.05 (R$4.13 in 2003) at the São Paulo Stock Exchange, which price was lower than the option exercise price per 1,000 preferred shares at the grant date.

On May 4, 2001, the shareholders of TND also approved the creation of stock option plan. During 2003, 27,000 preferreed shares were issued upon the exercise of 27,000 options for proceeds of R$86. In January 2004, 1,413,754 preferred shares were issued upon exercise of 1,413,754 options for proceeds of R$4,539.

On the date of acquisition of TND, there were approximately 643,000 TND options outstanding. The Board of Directors approved the exchange of TND stock options for the Company’s stock options on a 1: 0.9261 basis, resulting in approximately 595,000 Company options. The new optionholders received the right to exercise the Company options in April 2005 at an exercise price of R$3.37.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

20. Net Operating Revenues

	2002	2003	2003 Pro Forma	2004
Revenue from telecommunications services
Subscription charges	197,307	224,178	358,347	358,178
Use charges	395,189	448,349	1,048,746	1,246,666
Network use	341,496	397,107	783,473	822,576
Long distance charges	-	39,331	79,278	202,963
Value Added Services - VAS	14,577	34,621	56,362	118,396
Other	28,060	15,886	25,339	33,624

	976,629	1,159,472	2,351,545	2,782,403

Sales of goods	174,879	255,716	379,261	646,772

Deductions
Taxes	(214,723)	(266,119)	(554,265)	(723,716)
Discounts	(38,307)	(60,732)	(60,819)	(134,253)
Other	(1,654)	(55)	(5,459)	(6,574)

	(254,684)	(326,906)	(620,543)	(864,543)

	896,824	1,088,282	2,110,263	2,564,632

21.    Cost of Services Rendered and Goods Sold

	2002	2003	2003 Pro forma	2004

Personnel	(8,965)	(10,111)	(18,869)	(23,158)
Third-party services	(17,392)	(26,398)	(43,141)	(54,800)
Interconnection charges	(133,213)	(143,362)	(353,653)	(334,630)
Depreciation and amortization	(164,362)	(169,454)	(310,973)	(351,018)
Telecommunications supervision fund	(938)	(1,522)	(2,629)	(2,987)
Other	(316)	(4,345)	(12,534)	(17,640)

Cost of services rendered	(325,186)	(355,192)	(741,799)	(784,233)

Cost of goods sold	(161,197)	(221,722)	(316,694)	(508,837)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

22. Selling Expenses

	2002	2003	2003 Pro forma	2004

Personnel	(20,388)	(26,421)	(40,535)	(55,152)
Third-party services	(94,888)	(124,259)	(224,512)	(318,778)
Allowance for doubtful accounts	(30,761)	(33,685)	(91,097)	(112,605)
Telecommunications supervision fund	(24,642)	(32,137)	(64,281)	(95,624)
Depreciation and amortization	(13,802)	(13,189)	(36,825)	(46,103)
Other	(965)	(797)	(4,312)	(19,015)

	(185,446)	(230,488)	(461,562)	(647,277)

23. General and Administrative Expenses

	2002	2003	2003 Pro forma	2004

Personnel	(19,823)	(19,633)	(50,353)	(37,349)
Third-party services	(35,808)	(43,355)	(89,111)	(91,392)
Depreciation and amortization	(21,814)	(24,364)	(41,463)	(40,133)
Other	(5,901)	(7,525)	(12,875)	(13,568)

	(83,346)	(94,877)	(193,802)	(182,442)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

24. Other Operating Income (Expenses)

	2002	2003	2003 Pro forma	2004

Income
Telecommunication service fines	3,478	3,553	8,396	10,993
Prescribed dividends	-	1,317	2,986	1,069
Reversal of provision for contingencies	-	-	7,349	3,223
Reversal of provision for market value
adjustment of inventories	646	1,784	1,784	-
Recovery of doubtful accounts	-	-	-	10,000
Other	10,519	2,620	17,259	6,687

	14,643	9,274	37,774	31,972

Expenses
Taxes	(521)	(472)	(956)	(5,907)
Goodwill amortization	(1,779)	(2,671)	(2,671)	(1,581)
Amortization of goodwill on
privatization	(25,250)	(25,288)	(50,469)	(50,450)
Amortization of concession	-	(1,889)	(4,210)	(8,626)
Provision for contingencies	(2,533)	(4,024)	(5,319)	(13,654)
Other	(5,023)	(3,352)	(4,753)	(5,491)

	(35,106)	(37,696)	(68,378)	(85,709)

Other operating income (expenses), net	(20,463)	(28,422)	(30,604)	(53,737)

25. Financial Income

	2002	2003	2003 Pro forma	2004

Interest accrued on short-term investments	55,473	100,936	187,822	103,567
Monetary adjustment	-	4,221	19,791	7,313
Interest from customers	6,602	5,793	10,560	17,520
Other	2,174	816	20,215	5,213

	64,249	111,766	238,388	133,613

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

26. Financial Expenses

	2002	2003	2003 Pro forma	2004

Interest on loans and financing	(50,071)	(41,958)	(79,399)	(2,224)
PIS/COFINS on financial income	(7,126)	(12,260)	(21,349)	(15,957)
Monetary adjustment	-	(2,288)	(5,583)	(5,540)
Interest on taxes and charges	(8,387)	(12,125)	(12,209)	(4,597)
CPMF	(5,367)	(7,091)	(12,880)	(13,636)
Other	(1,617)	(5,554)	(19,861)	(26,847)

	(72,568)	(81,276)	(151,281)	(68,801)

27. Non-Operating Income (Loss)

	2002	2003	2003 Pro forma	2004

Income
Investment disposals	-	19,500	39,000	898
Fixed asset disposals	2,379	1,193	2,351	1,977
Other non-operating income	-	-	2,155	-

	2,379	20,693	43,506	2,875

Expenses
Cost of investments disposed of	(334)	(6,929)	(13,858)	-
Cost of fixed asset disposals of	(2,172)	(921)	(1,673)	(1,517)
Other non-operating expenses	-	(1)	(1,314)	(5,950)

	(2,506)	(7,851)	(16,845)	(7,467)

Non-operating income (loss)	(127)	12,842	26,661	(4,592)

On December 18, 2003, the Company and the merged company sold their participation in Blah! S.A., resulting in a consolidated pro forma gain of R$25,142.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

28. Financial Instruments

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

The estimated market value of financial instruments, mainly cash and cash equivalents, accounts receivable and short-term financial instruments approximates the accounting value because of the short maturity of such instruments.

At December 31, 2004, the Company and its subsidiaries invested their financial resources mainly in investments backed by Interbank Deposit Certificates (CDI). There are no financial assets indexed to a foreign currency.

The estimated fair value of long-term loans and financings are based on interest rates as of December 31, 2004 for transactions with similar characteristics, as below.

	2003		2003 Pro forma		2004

	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value

Loans and financing	81,128	81,670	161,010	156,696	103,426	102,611

Loans and financing

The fair values of loans and financing, determined through future cash flows and use of interest rate applicable to instruments with a similar nature, involve the same conditions and risks or are based on market quotations for these securities.

Limitations

The market values were estimated for a certain period, based on significant market information. Changes in assumptions may affect significantly the estimates presented.

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

(i) Exchange and interest rates risk

The exchange and interest rates risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange and interest rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2004, a portion of Company loans and financing was denominated in U.S. dollars or indexed to the “UMBNDES” exchange variance of a basket of currencies and 100% of the loans and financing were covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

(ii) Credit operating risk

The risk is related to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers, which are represented by traders of prepaid telephone cards and distributors of cellular equipment. In order to have this risk reduced, the Company and its subsidiaries perform credit analyses to assist the risk management in respect to collection problems and monitors the accounts receivable from subscribers, blocking the telephony ability in case customers do not pay their bills. With respect to distributors, the Company maintains individual credit limits, based on potential sales analyses, risk history and risk with collection problems.

(iii) Credit risk related to the sale of telephone sets

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts payable portfolio, the monitoring of loan conditions, the positions and limits of requests established for traders, the constitution of security interests are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners.

(iv) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and hedge contracts.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

29. Pension Plan - TIMPREV

Tele Nordeste Celular Participações S.A. (TND) and Tele Celular Sul Participações S.A.(TCS) and their respective subsidiaries, collectively called TIM Participações S.A. after the merger described in Note 2, sponsor a defined benefits pension plan for a group of employees from the former Telebrás system, as a result of legal provisions established at the time of that company’s privatization in July 1998. The plan is administered by the Fundação Sistel de Seguridade Social – Sistel.

During 1999 and 2000, each sponsor of the plans managed by SISTEL began creating their own individual retirement plans. The sponsors maintained the joint plan only for those participants who had retired prior to January 31, 2000. During 2002, the Company began structuring a defined contribution plan that would permit a migration to such plan to the employees under the defined benefit plan.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new defined contribution pension plan, TIMPREV, which provides new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

Over 90% of the TND and TCS participants of the prior plan migrated to the new plan through the deadline for migration on January 29, 2003.

Under the new plan, the Company matches employee contributions at 100%. In accordance with the terms and conditions of the approved plan, TIMPREV provides the benefits listed below:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

  Regular retirement pension
  Anticipated retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

During the year ended December 31, 2004, the contributions to TIMPREV totaled R$538, namely R$340 by TIM Nordeste Telecomunicações S.A. and R$198 by TIM Sul S.A. (R$140 by TND and subsidiaries and R$188 by TCS and subsidiaries in 2003).

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

Convênio de Administração : agreement for management of pension payments to retirees and those receiving pensions of the predecessor to the Company and its subsidiaries.

PAMEC : supplementary medical plan for employees and to the retirees of the predecessor to the Company and its subsidiaries.

PBT : defined benefit pension plan for the retirees of the predecessor to the Company and its subsidiaries.

PAMA : shared-cost medical plan for retired employees and their dependents.

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2004 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

a) Effects as of December 31, 2004:

	Plans						Total

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA	2004	2003

Reconciliation between assets and liabilities at 12/31/04
Present value of actuarial liabilities on benefits	20,762	4,149	764	64	1,267	1,846	28,852	28,336
Present value of actuarial liabilities	20,762	4,149	764	64	1,267	1,846	28,852	28,336
Fair value of plan assets	(30,163)	(5,396)	(1,578)	(160)	(1,657)	(1,383)	(40,337)	(35,974)

Present value of liabilities in
excess of fair value of plan assets	(9,401)	(1,247)	(814)	(96)	(390)	463	(11,485)	(7,638)

Net actuarial liabilities (assets)	(9,401)	(1,247)	(814)	(96)	(390)	463	(11,485)	(7,638)

b) Changes in net actuarial liabilities (assets)

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Actuarial liabilities (assets) as of 12/31/03	(6,969)	(777)	(733)	37	(307)	1,109
Expenses (income) recognized in the prior year	(803)	(89)	(90)	4	(42)	149
Sponsor’s contributions	(82)					(20)
Recognized actuarial (gains) losses	(1,547)	(381)	9	(137)	(41)	(775)

Net actuarial liabilities (assets) as of 12/31/04	(9,401)	(1,247)	(814)	(96)	(390)	463

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

c)  Statement of losses (gains)

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

(Gain) loss on actuarial liabilities	163	52	(47)	(133)	(96)	(913)
(Gain) loss on plan assets	(1,744)	(433)	56	(4)	55	138
(Gain) loss on employees’ contributions	34	-	-	-	-	-

(Gain) loss as of 12/31/04	(1,547)	(381)	9	(137)	(41)	(775)

Corridor calculation (10% of equity and liabilities)	3,016	539	158	16	166	185

d)  Reconciliation of present value of liabilities

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Value of liabilities as of 12/31/03	19,516	3,987	789	177	1,322	2,545
Cost of current service	242	-	-	2	-	26
Interest on actuarial liabilities	2,137	433	85	20	143	283
Benefits paid during the year	(1,296)	(323)	(62)	-	(102)	(93)
Liabilities	163	52	(48)	(135)	(96)	(915)

Value of liabilities as of 12/31/04	20,762	4,149	764	64	1,267	1,846

e)  Reconciliation of fair value of assets

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Fair value of assets as of 12/31/03	26,485	4,764	1,522	140	1,629	1,436
Benefits paid during the year	(1,296)	(323)	(62)		(102)	(92)
Participants’ contributions	72	-	-	-	-	-
Sponsor’s contributions	83	-	-	-	-	20
Actual yield of plan assets in the year	4,819	955	118	20	130	19

Value of liabilities as of 12/31/04	30,163	5,396	1,578	160	1,657	1,383

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

f) Expenses expected for 2005

	Plans

		PBS	Convênio de
	PBS	Assistidos	Administração	PAMEC	PBT	PAMA

Cost of current service (plus interest)	207	-	-	-	-	24
Interest on actuarial liabilities	2,271	449	83	7	137	206
Expected yield of plan assets	(5,388)	(636)	(254)	(26)	(263)	(222)

Total expenses recognized	(2,910)	(187)	(171)	(19)	(126)	8

Estimated employees’ contributions for the
next years	(34)	-	-	-	-	-

Total net expenses (income) to be
recognized	(2,944)	(187)	(171)	(19)	(126)	8

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	11.30% p.a.
Estimated nominal yield rate of plan assets:	18.20% p.a.
Estimated nominal rate of salary increase:	7.10% p.a.
Estimated nominal rate of benefit increase:	5.00% p.a.
Biometric general mortality table:	UP84 with a 1 year complexity segregated by gender
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	5.00%
Computation method	Projected Credit Unit Method

Supplementary pension

As successor in the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, the Company sponsors the supplementary pension plan established in 1970 under a Collective Agreement ratified by the Atypical Contractual Relationship Agreement entered into by the Company and labor unions representing the then existing professional categories.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The agreement encompasses 86 employees hired before December 31, 1982, who are entitled to additional retirement benefits, only if they retire after having worked for the minimum time required for retirement (30 years for men and 25 years for women).

In June 1998, after the breakup of Telebrás, the Company opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$3,697 at December 31, 2004 (R$3,733 in 2003) will be used to cover the benefits of those employees who have not opted yet (4 employees on December 31, 2003 and 2004).

30. Directors’ Fees

Amounts paid to the board of directors were the following at December 31:

	2002	2003	2004

Directors’ fees	2,389	2,223	1,127

31. Insurance (unaudited)

As of December 31, 2004, the Company and its subsidiaries have insurance cover against fire and sundry perils for inventories and fixed assets. Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

32. Commitments

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries are obligated to implement mobile personal telecommunications, in phases and within the quality standards established in such authorization, to cover their respective assigned regions. If the terms of the authorization are not met, the subsidiaries are subject to penalties.

Anatel initiated administrative proceedings against the Company’s subsidiaries for non-compliance with certain quality of service obligations under the Personal Communications Services (PCS) authorizations in the years 2003 and 2004. The Company submitted to Anatel a petition explaining that the non-compliance with certain quality standards was due mainly to the migration from the Cellular Mobile Service (SMC) regime to the PCS regime, the change in the long distance calling system as well as the overlay of the GSM network. The Company cannot predict the outcome of the Anatel proceedings at this time but Company management does not believe that an unfavorable outcome will cause a material adverse effect on it financial position or results of operations.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

33.  Reconciliation between Brazilian Corporate Law and US GAAP

I  Description of differences between Brazilian Corporate Law and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian Corporate Law, whose accounting practices and policies are described in Note 4. Such practices and policies differ significantly from US GAAP. The tables below represent the reconciliation between the Company’s consolidated income and net equity under Brazilian Corporate Law and US GAAP:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Reconciliation of the differences between Brazilian Corporate Law and US GAAP in net income:

	Reference to notes	2002	2003	2004

Net income under Brazilian Corporate Law		65,774	120,802	265,935
Consolidated adjustments for US GAAP:
Effects of merger with TND:
Net income of TND under Brazilian Corporate Law		118,574	157,025	-
Portion under common control:
Amortization of customer list and concession (acquisition by TIM Brasil in 1998)	33.I.a	(14,713)	(9,727)	(9,727)
Portion acquired from third parties::
Additional amortization and depreciation expense, net of tax, from write-up to fair value	33.I.a	-	-	(25,281)
Transaction costs	33.I.a	-	-	8,557
Deferred tax on the effects of merger with TND	35.I.a	5,003	3,307	11,903
Other consolidated adjustments for US GAAP:
Depreciation and amortization of the effect of indexation
for the years ended December 31, 1996 and 1997	33.I.b	(12,124)	(12,069)	(10,275)
Capitalized interest	33.I.c	590	1,239	1,386
Amortization of capitalized interest	33.I.c	(2,619)	(2,840)	(4,125)
Pre-operating expenses of Blah! (formerly Timnet.com)	33.I.d	6,490	7,522	-
Provision for pension plan	33.I.e	2,011	32,302	445
Financial instruments	33.I.g	(21,424)	17,115	(3,499)
Goodwill amortization	33.I.i	1,779	1,581	1,581
Reversal of gain on sale of Blah!	33.I.k	-	(25,142)	-
Asset retirement obligations	33.I.l	-	(18,561)	(14,009)
Handset discounts	33.I.m	-	-	(36,684)
Enacted rates of social contribution	33.I.f	24,180	-	-
Deferred tax on the other consolidated adjustments		8,601	(585)	22,161
ADENE tax incentive	33.I.n	-	50,520	20,937
Minority interest on the other consolidated adjustments	33.I.o	(1,374)	(3,858)	4,036

Net income under US GAAP		180,748	318,631	233,341

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Reconciliation of the differences between Brazilian Corporate Law and US GAAP in shareholders’ equity:

	Reference to notes	2003	2004

Shareholders' Equity under Brazilian Law		926,986	2,020,507
Consolidated adjustments for US GAAP:
Effects of merger with TND:
Total shareholders' equity of TND under Brazilian Corporate Law		877,042	-
Portion under common control:
Effects of acquisition of TND by TIM Brasil in 1998	33.I.a	167,616	157,889
Portion acquired from third parties:
Write-up to fair value from acquisition of minority interest	33.I.a	-	336,268
Additional amortization and depreciation expense resulting from write-up to fair value	33.I.a	-	(25,281)
Transaction costs			8,557
Deferred tax on the effects of merger with TND		(16,536)	(118,965)
Other consolidated adjustments for US GAAP:
Effect of the indexation for the years ended December 31,1996 and 1997	33.I.b	123,306	123,206
Depreciation and amortization of the effect of the indexation for the
years ended December 31, 1996 and 1997	33.I.b	(107,468)	(117,643)

Sub-total		15,838	5,563

Capitalized interest	33.I.c	22,382	23,768
Amortization of capitalized interest	33.I.c	(5,273)	(9,398)
Provision for pension plan	33.I.e	(445)	-
Financial instruments	33.I.g	4,314	815
Goodwill amortization	33.I.i	3,360	4,941
Corporate reorganization – acquisition of minority interest	33.I.j	14,520	14,520
Handset discounts	33.I.m	-	(36,684)
Asset retirement obligations:
Property, plant and equipment	33.I.l	77,646	98,879
Accumulated accretion	33.I.l	(18,561)	(32,570)
Liability for asset retirement obligations	33.I.l	(77,646)	(98,879)
Effect of deferred taxes on the other consolidated adjustments		(7,350)	14,811
Minority interest on the other consolidated adjustments	33.I.o	(19,288)	(15,251)

Shareholders' equity under US GAAP		1,964,605	2,349,490

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

a. Acquisition of Tele Nordeste Celular Participações S.A.

As explained in Note 2, the Company acquired Tele Nordeste Celular Participações S.A. (TND) on August 30, 2004 (acquisition date).

Under Brazilian GAAP, assets acquired and liabilities assumed in a business combination effected through an exchange of shares are recorded at book value as of the date of acquisition. No goodwill or other fair value adjustments are recorded. Additionally, in the year of acquisition, the results of operations of the acquired company are included in the results of operations of the acquirer for the entire year.

Under U.S. GAAP, net assets acquired in a business combination are recorded at fair value on the acquisition date. The difference between the purchase price and the fair value of the net identifiable assets acquired is recorded as goodwill or negative goodwill. Goodwill is not subject to amortization, but is periodically assessed for impairment. Negative goodwill should proportionally allocated to certain non-current assets acquired. Business combinations of companies under common control are accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of the acquired company. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

For US GAAP purposes, as both the Company and TND are majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TND with and into the Company was considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such exchange of shares, as it related to the portion under common ownership (23.73%) was accounted for at historical carrying values. The portion acquired from third parties (76.27%) was accounted for using the purchase method of accounting (at fair value) on a pro rata basis.

The following is a summary of the shares issued for each portion of the acquisition:

	Preferred Shares	Common Shares

Portion under common control	12,632,514,437	68,241,477,597
Portion acquired from third parties	198,519,351,323	59,353,273,158

Total	211,151,865,760	127,594,750,755

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

With respect to the acquisition of minority interest, the merger occurred on the acquisition date. With respect to the portion of the merger under common control, the merger was reflected from 1998, the date TIM Brasil acquired control of both the Company and TND. Therefore, for all periods presented, the Company’s and TND’s financial statements have been combined. The effects of the acquisition of the portion from third parties are reflected from September 1, 2004.

Portion Under Common Control

In 1998, TIM Brasil acquired ownership control of TND and recorded intangible assets and goodwill in the amount of R$640,699 as follows:

Customer list	24,932
Concession	107,000
Goodwill	508,767

Total	640,699

The amount of goodwill not allocated was amortized up to December 31, 2001 in accordance with SFAS 142, considering a period of 11 years based on the remaining period of the concession. In 2000, TIM Brasil concluded a restructuring process in which an amount of R$204,781, related to the fiscal benefit of such goodwill, was pushed down to TND, which was recorded as deferred tax assets. The intangible assets related to customer list and concession have been amortized since 1998. Therefore, for US GAAP purposes and in connection with the merger, the remaining goodwill recorded by TIM Brasil related to TND was pushed down to the Company. As of December 31, 2003 and 2004, the effect of the push down was as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)
	December 31, 2003	December 31, 2004

Total amount acquired in 1998	640,699	640,699
Fiscal benefit resulting from goodwill pushdown	(204,781)	(204,781)
Accumulated amortization of goodwill, amortized up to
December 31, 2001	(185,006)	(185,006)
Accumulated amortization of customer list, fully amortized
by December 31, 2002	(24,932)	(24,932)
Accumulated amortization of concession	(58,364)	(68,091)

	167,616	157,889
Deferred tax liability related to concession	(16,536)	(13,229)

Total effect of push down	151,080	144,660

The adjustments to reflect the additional amortization expense under US GAAP for the years ended December 31, 2002, 2003 and 2004 from the write-up to fair value for the acquisition of TND by TIM Brasil in 1998 were R$ 14,713, R$ 9,727 and R$ 9,727, respectively.

-	Customer list of R$24,932 with annual amortization expense of R$4,986 was fully amortized by December 31, 2002.

-	Concession of R$107,000 with annual amortization expense of R$9,727 is being amortized over its useful life of 11 years.

-	Goodwill of R$ 508,767 was amortized up to December 31, 2001 and in accordance with SFAS 142, beginning in 2002 this goodwill was not subject to amortization.

Portion Acquired from Third Parties

For US GAAP purposes, the value of the shares issued for the portion acquired from third parties was determined based on the average market price of TCS’s shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (June 1, 2004). The purchase price for the acquisition of the interest held by third parties of R$960,092 was calculated as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Fair market value of TCS shares issued to third party shareholders
(198,519,351,323 preferred shares x R$0.003843 per share, and
59,353,273,158 common shares x R$0.003148 per share)	949,755
Fair value of options held by TND employees	1,780
Acquired business acquisition costs	8,557

Purchase price	960,092

The purchase price of the transaction related to the third parties was allocated as follows:

Fair value increments:
Property, plant and equipment	58,264
Concession	121,319
Customer list	156,685
Deferred tax liability	(114,331)

Adjustments to fair value	221,937
Remaining net book value of identifiable net asset acquired and liabilities
assumed which approximates fair value	738,155

Purchase price	960,092

The balances of the fair value increments and the related deferred income taxes at December 31, 2004 were:

	Property, plant and equipment	Concession	Customer list

Cost	58,264	121,319	156,685
Accumulated amortization/depreciation	(3,238)	(8,987)	(13,056)

	55,026	112,332	143,629

Deferred income taxes	18,709	38,193	48,834

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$25,281 (R$16,686, net of tax) in 2004.

-	Customer list of R$156,685 with annual amortization expense of R$39,171 is being amortized over its useful life of 4 years.

-	Concession of R$121,319 with annual amortization expense of R$26,960 is being amortized over its useful life of 4.5 years.

The Company incurred transaction costs of R$11,220 associated with the merger. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting, R$8,557, in the acquisition cost.

The following table summarizes unaudited pro forma financial information for the current year and the prior year assuming the TND acquisition of the portion from third parties occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the TND acquisition of the portion from third parties occurred at the beginning of each year and it is not necessarily indicative of future results.

	2003	2004

Net revenue	2,110,263	2,527,948
Net income	268,573	199,970

Basic and diluted common EPS per thousand shares	0.394	0.286
Basic and diluted preferred EPS per thousand shares	0.394	0.286

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

b. Inflation accounting for the years ended December 31, 1996 and 1997

Under Brazilian Corporate Law, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997.

c. Capitalization of interest and the respective amortization

According to Brazilian Corporate Law applicable to the telecommunications sector through December 31, 1998, (i) the interest attributable to construction in progress was calculated at 12% per year on the balance of construction in progress (ii) the portion related to interest on third-party loans was credited to financial expenses on the basis of actual financial costs and (iii) the balance related to the Company’s own capital was credited to shareholders’ equity. In 1999, the Company and its subsidiaries started to capitalize interest on specific loans based on the respective interest rates, related to financing for construction in progress.

For US GAAP purposes, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses. Additionally, the amount of capitalized interest excludes foreign exchange gains and losses on foreign currency borrowing.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	Year ended December 31,

	2002	2003	2004

Capitalized interest difference

US GAAP capitalized interest:	2,088	6,367	7,862
Less Brazilian Corporate Law capitalized interest:	(1,498)	(5,128)	(6,476)

US GAAP difference	590	1,239	1,386

Amortization of capitalized interest difference

Brazilian amortization of capitalized interest:	17,011	18,201	13,440
Less US GAAP amortization of capitalized interest:	(19,630)	(21,041)	(17,565)

US GAAP difference	(2,619)	(2,840)	(4,125)

d. Pre-operating expenses

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

e. Pensions and other post-retirement benefits

As discussed in Note 29, the Company and its subsidiaries sponsor pension plans and other post-retirement benefit plans. Through December 31, 1999 all plans were considered to be multi-employer defined benefits plans, in which the Company and its subsidiaries contribute towards the pension and other post-retirement benefits on the basis of a fixed percentage of salary, as annually recommended by independent actuaries. For the purposes of the financial statements under the accounting practices established by Brazilian Corporate Law and for US GAAP purposes, the companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

In December 1999, the Company announced its intention to withdraw from the plans sponsored by all the companies belonging to the Telebrás system covering active employees while remaining jointly and severally liable solely for the obligations under the pension and health care plans covering retirees and their dependants. In the consolidated financial statements under Brazilian Corporate Law this change had no accounting impact and the contributions to the plans sponsored exclusively by the Company are still recognized as expenses on the accrual basis.

For US GAAP purposes, since the sponsors decided to split-off the total assets and related actuarial obligations for the multi-employer plan prior to December 31, 1999 the Company recognized a contingent liability, which was probable and estimable, for the accrued pension cost as of such date. The funded status of those plans was recognized as of December 31, 1999, in shareholders’ equity and in net income for the year, as required by SFAS 87 “Employer’s Accounting for Pensions” and SFAS 106 “Employer’s Accounting for Postretirement Benefits and Than Pensions”. The provisions of SFAS 87 concerning the calculation of the funded status were applied with effect from January 1, 1992, since it was impossible to apply them from the effective date specified in the standard. As the majority of participants migrated to a defined contribution pension plan, TIMPREV, in 2003, an amount of R$(1,416) related to curtailment and R$31,830 related to settlement was reversed for US GAAP.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

f. Using enacted rates of social contribution tax

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

For US GAAP purposes the provisional measures above mentioned could not be considered as enacted law and consequently the rate of 9% for computation of social contribution should not be applied. At the same time the possibility to offset the 1% additional COFINS with the social contribution due was still valid. As a result of that as of December 31, 2001 the Company recorded a valuation allowance to offset the total amount of deferred social contribution tax recorded for Brazilian GAAP purposes.

The possibility to offset the 1% additional of COFINS with the social contribution was effectively prohibited as of January 1st, 2000. Further, the social contribution rate was set at 9% effective from January 1, 2003. Therefore, the recorded allowance for deferred social contribution tax was reversed in 2002, as the realization of such deferred tax is assured.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

g. Financial instruments

Under Brazilian Corporate Law, the Company has been recording its hedging activities in the balance sheet as either an asset or liability measured at the spot rates at period end plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

Under US GAAP, the Company recognizes its foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

Swaps

At December 31, 2003 and 2004, the subsidiaries TIM Sul S.A. and TIM Nordeste Telecomunicacoes S.A. had entered into swaps contracts between US Dollars to CDI, with total updated notional amounts of R$140,976 and R$56,328, respectively, and due dates through 2012.

For Brazilian GAAP purposes at December 31, 2003 and 2004, the Company recorded receivables/(payables) related to these swap transactions of R$17,570 and (R$477), respectively, which were recorded together with the loan balances. For US GAAP purposes, at December 31, 2003 and 2004, the Company recorded receivables related to these swap transactions of R$21,884 and $338, respectively.

The fair value adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and generated a negative effect of R$21,424, a positive effect of R$17,115, and a negative effect of R$3,499 in 2002, 2003 and 2004, respectively.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

h. Incorporation of tax benefit of goodwill by subsidiaries

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

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian Corporate Law. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of net income for the period, similar to the accounting principles under the Brazilian Corporate Law. However, since the net balance of the goodwill and the related provision reversal should be considered as deferred tax asset for US GAAP purposes, the realization of these assets would cause a reclassification from “other operating expenses, net” (where the realization of both accounts are recorded under Brazilian Corporate Law) to “income and social contribution tax expense” amounting to R$50,430, R$50,467 and R$50,450 during the years ended December 31, 2002, 2003 and 2004, respectively. The additional capital paid is transferred to capital upon the issuance of the shares.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

i. Goodwill amortization

The Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on TIM Sul S.A. For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization for the years ended December 31, 2002, 2003 and 2004 is R$1,779, R$1,581 and R$1,581, respectively. Based on management’s assessment of the fair value of the Company’s recorded goodwill, there was no impairment recorded for US GAAP purposes as of December 31, 2002, 2003 and 2004. Management is making annual assessments of such goodwill as required by SFAS 142.

j. Corporate reorganization – acquisition of minority interest

In 2002 the Company started a corporate reorganization, which was concluded in 2003, in which TIM Sul S.A. (formerly Telepar Celular S.A.) acquired the Company’s and minority interests in the other two Company’s subsidiaries, Telesc Celular S.A. and CTMR Celular S.A., being the owner of 100% of those subsidiaries. Under Brazilian GAAP the accounting was a capital increase by the book value of the two subsidiaries at TIM Sul S.A. and a contra account in investments. For the consolidated financial statements purposes this investment was eliminated.

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

k. Reversal of gain on sale of Blah!

In December 2003, the Company sold its interest in Blah! S.A. (formerly Timnet.com S.A.), to a related party under common control, TIM International N.V.. The sale resulted in a gain of R$25,142 which was recorded in the income statement for Brazilian GAAP purposes. For US GAAP purposes, the gains resulting from these types of transactions between companies under common control should be recorded through shareholders’ equity. Therefore the gain of R$25,142, less tax of R$8,548 recorded in the Brazilian GAAP income statement was reversed for US GAAP purposes.

l. Asset Retirement Obligations

The Company is contractually obligated to dismantle its cellular towers from the various sites it leases. For Brazilian GAAP purposes, the Company does not record a liability related to these obligations. For U.S. GAAP purposes, the Company adopted SFAS 143, “Accounting for Asset Retirement Obligations,” in 2003 which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company determined an average price for dismantling such towers. The calculation was performed based on the number of sites and considered (i) for GSM sites, a double period for the concessions (15 + 15 years) from the date of the Company’s acquisition and (ii) for TDMA sites, a period through 2008. Since the Company has the expectation to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. On January 1, 2003, the cumulative effect of the adoption of SFAS 143 was not significant. As of December 31, 2003 and 2004, the liability for asset retirement obligations recorded under US GAAP is R$77,646 and R$98,879, respectively. The accretion of the asset retirement cost resulted in additional expenses of R$18,561 and R$14,009 in 2003 and 2004, respectively.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

m. Handset Discounts

The Company usually has combined sales (handsets and monthly service) for which a discount on the handset is reflected as a discount on the monthly service invoices over a period of less than one year. For Brazilian GAAP purposes, the handset sales revenue is recognized at the gross amount when sold and the discounts are recognized on a monthly basis as a reduction in the service revenues. Under U.S. GAAP, in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company divides this arrangement into separate units of accounting and recognizes the discount on the handset when sold.

n. ADENE tax benefit

Under Brazilian Corporate Law tax incentives, such as the ADENE incentive explained in note 4.h, are recorded directly in shareholders’ equity. Under US GAAP, such incentives are recorded through earnings as a reduction of the income tax expense.

o. Minority shareholders’ share

Not all subsidiaries consolidated are wholly owned by the Company and therefore the other consolidated US GAAP adjustments identified for each of such subsidiaries are allocated to their respective minority shareholders based on their participation.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

II Changes in shareholders’ equity under US GAAP

Balance on December 31, 2002	1,725,768

Net income for the year	318,631
Capital increase from TND options exercised	86
Dividends and interest on shareholders’ equity	(79,880)

Balance on December 31, 2003	1,964,605

Net income for the year	233,341
Dividends and interest on shareholders’ equity	(74,932)
Capital increase from TND options exercised	4,539
Effect of allocation of fair value adjustments on merger with TND	221,937

Balance on December 31, 2004	2,349,490

34. Additional disclosures required by US GAAP

a. Condensed Consolidated Balance Sheets and Statements of Income – US GAAP

The following are the condensed consolidated balance sheets of the Company under US GAAP at December 31, 2003 and 2004:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

ASSETS	2003	2004

Current assets
Cash and cash equivalents	37,673	89,873
Short-term investments	719,160	766,459
Accounts receivable, net	438,802	549,499
Recoverable and deferred taxes	242,191	209,611
Other assets	60,041	64,558

Total current assets	1,497,867	1,680,000

Noncurrent assets
Recoverable and deferred taxes	229,841	105,712
Other noncurrent assets	19,331	32,193
Permanent assets
Property, plant and equipment, net	1,456,367	1,738,441
Intangibles, net	233,524	473,890

Total assets	3,436,930	4,030,236

LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2004

Current liabilities
Accounts payable and accrued expenses	605,078	876,981
Loans and financing	99,348	61,729
Dividends and interest on shareholders' equity
payable	105,092	114,678
Other current liabilities	27,261	24,183

Total current liabilities	836,779	1,077,571

Noncurrent liabilities
Loans and financing	79,232	41,220
Provision for contingencies	21,478	24,518
Other noncurrent liabilities	140,661	128,580

Minority interests	394,175	408,857

Shareholders’ equity	1,964,605	2,349,490

Total liabilities and shareholders’ equity	3,436,930	4,030,236

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The following are the condensed consolidated statements of income of the Company under US GAAP for the years ended December 31, 2002, 2003 and 2004:

	2002	2003	2004

Net revenues	1,818,346	2,110,263	2,527,948

Costs of goods sold and services rendered	(889,919)	(1,080,636)	(1,323,331)

Gross profit	928,427	1,029,627	1,204,617

Operating income (expenses):
Selling, general and administrative	(552,716)	(655,364)	(821,161)
Other operating income (expenses)	(11,873)	45,041	(33,032)

	(564,589)	(610,323)	(854,193)

Operating income	363,838	419,304	350,424

Financial income (expenses), net	(46,835)	86,098	57,073
Non-operating income (loss)	(3,247)	1,519	(4,592)

Income before taxes and minority interest	313,756	506,921	402,905

Income tax expense	(80,521)	(109,039)	(103,486)
Minority interest	(52,487)	(79,251)	(66,078)

Net income	180,748	318,631	233,341

b. Pension and other post-retirement benefits

As discussed in Note 29, the Company, and practically all other companies belonging to the Telebrás System, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by Sistel.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

In December 1999, the Company and the other companies participating in the plans identified in these consolidated financial statements as PBS-A-Sistel and PAMA-Sistel reached an agreement to remove the active employees from the pension plan and create a new plan for each one of the new holding companies, including the Company (plans as identified in Note 29). The parties agreed to allocate the plan assets based on the reserves under the Brazilian Corporate Law. The allocation of the initial transition liabilities and non-amortized gains and losses was based on the projected benefit liability (PBO) of each individual employer divided by the total Sistel PBO in December 31, 1999, under SFAS 87. Retirees of the new holding companies participating in the Sistel-defined pension plan would remain as part of the Sistel multi-employer defined plan. The post-retirement health benefit plans would also remain as multi-employer defined plans; Sistel, however, no longer subsidizes life insurance premiums for retirees.

The change in benefit obligation and plan assets, as well as the funding status on December 31, 2003 and 2004 for the pension plans for the active employees of TIM Sul S.A. and TIM Nordeste Telecomunicacoes S.A. and the annual pension cost of the active employees Company’s sponsored defined benefit plan pension in accordance with US GAAP, are summarized below:

	TIM Sul		TIM Nordeste

	2003	2004	2003	2004

Projected benefit obligation at beginning of year	43,660	11,151	29,403	8,365
Service cost	603	112	507	131
Interest cost	1,838	1,223	1,229	914
Effect of curtailment	(6,030)	-	(525)	-
Effect of settlement	(27,712)	-	(22,205)	-
Actuarial gain (loss)	(674)	(192)	545	354
Benefits paid	(534)	(639)	(589)	(657)

Projected benefit obligation at end of year	11,151	11,655	8,365	9,107

Change in plan assets
Fair value of plan assets at beginning of year	41,592	14,834	34,137	11,650
Actual return on plan assets	1,157	2,722	(27)	2,098
Contributions	331	93	232	62
Benefits paid	(534)	(639)	(486)	(657)
Effect of settlement in the plan assets	(27,712)	-	(22,206)	-

Fair value of plan assets at end of year	14,834	17,010	11,650	13,153

Funded status	3,683	5,355	3,285	4,046
Unrecognized net actuarial gains	(4,377)	(5,171)	(3,235)	(3,399)
Unrecognized net transition obligation, net	249	206	356	295

Net amount recognized	(445)	390	406	942

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Amounts recognized in the statement of financial position consist of:

	TIM Sul		TIM Nordeste

	2003	2004	2003	2004

Prepaid benefit cost	-	390	40	942
Accrued benefit cost	(445)	-	-	-
Intangible assets	-	-	- -	-

Net amount recognized	(445)	390	40	942

The accumulated benefit obligation for all defined benefit pension plans was R$30,007 and R$20,384 at December 31, 2003 and 2004, respectively.

The components of net periodic benefit cost for the TIM Sul plan for the years ended December 31, 2002, 2003 and 2004 are as follows:

	December 31,

	2002	2003	2004

Service cost	2,095	230	112
Interest cost	3,996	1,225	1,223
Expected return on plan assets	(4,674)	(2,107)	(1,723)
Amortization of unrecognized gains	(935)	(381)	(376)
Amortization of transitional obligation	667	42	42
Expected participants’ contributions	(788)	(47)	(63)

Net periodic benefit cost	361	(1,038)	(785)

The components of net periodic benefit cost for the TIM Nordeste plan for the years ended December 31, 2002, 2003 and 2004 are as follows:

	December 31,

	2002	2003	2004

Service cost	1,655	507	131
Interest cost	2,959	1,229	914
Expected return on plan assets	(3,918)	(1,818)	(1,352)
Amortization of unrecognized gains	(605)	(399)	(212)
Amortization of transitional obligation	60	60	60
Expected participants’ contributions	(592)	(41)	(45)

Net periodic benefit cost	(441)	(462)	(504)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The actuarial assumptions for 2003 and 2004 used in the computation of the funding status of the PBS-A-Sistel, PBS-TIM Sul and the PBS-TIM Nordeste were the following:

	2003	2004

Discount rates to determine the projected benefit liabilities	11.30%	11.30%
Rate of growth in compensation levels	7.10%	7.10%
Expected long-term rate of return for the plan assets	11.30%	18.20%

The expected long-term rate of return for the plan assets was set up based on the pension portfolio’s past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of 15% to equities and 85% fixed income securities.

Plan Assets

TIM Sul and TIM Nordeste pension plans weighted-average asset allocations at December 31, 2003 and 2004, by asset category were as follows:

	TIM Sul		TIM Nordeste

	2003	2004	2003	2004

Equity securities	14%	19%	14%	18%
Debt securities	85	81	86	81
Others	1	-	-	1

Total	100%	100%	100%	100%

The Sistel TIM Sul and Sistel TIM Nordeste Benefit Plans Investment Policy’s are addressed in the Equity Application Master Plan (PDAP), which sets forth the policy for application and management of funds supporting the Plan, with a view to meeting the profitability and social security goals in accordance with the related actuarial liability.

Based on the short, medium and long-term macroeconomic scenarios prepared by SISTEL, the PDAP sets out objectives, goals and restrictions as to the investment of plan funds, and determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The assignment addressed in the PDAP sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan, taking into consideration the limits set forth in National Monetary Council Resolution No. 3121, apart from the criteria for selection of these assets.

The minimum actuarial rate forecast for the Plan consists of profitability at least equal to INPC (Broad National Consumer Price Index) + 6% p.a.

Cash Flows

The Company expects to contribute R$137 to its pension plans in 2005.

Effects of migration to TIMPREV

As mentioned in the Note 31, the Company and its subsidiaries changed their pension plan to a defined contribution pension plan, TIMPREV. Migration to this new plan was exercised through January 29, 2003 and approximately 90% of the participants exercised their right to migrate to the new plan. TIMPREV became effective as of February 2, 2003. The following is a rollforward of the accrued post-retirement benefit liability for 2003, including the effects of curtailment and settlement mentioned:

	TIM Sul	TIM Nordeste

Accrued liability at beginning of the year	(16,496)	(16,251)
Net periodic post-retirement benefits cost
for the year	850	1,142
Actual company contribution during the year	171	131
Effect of curtailment	1,798	(3,214)
Effect of settlement	13,232	18,598

Accrued liability at end of the year	(445)	406

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The effects of the curtailment and the settlement computed as of February 28, 2003 are demonstrated below:

		PBS-TIM Sul	Before Curtailment and Settlement	Effect of Curtailment	Effect of Settlement	After Curtailment and Settlement

1	.	Projected benefit obligation (PBO)	44,786	(6,030)	(27,712)	11,044
2	.	Plan assets at fair value	(42,428)	-	27,712	(14,716)

3	.	Funded status	2,358	(6,030)	-	(3,672)
4	.	Unrecognized items
		(a)Initial transition obligation (asset)	4,516	(4,232)	-	284
		(b) (Gain) & loss	(18,506)	-	13,232	(5,274)

5	.	Accrued/(prepaid) post-retirement
		benefit liability (3-(4a+4b))	16,348	(1,798)	(13,232)	1,318

		PBS-TIM Nordeste	Before Curtailment and Settlement	Effect of Curtailment	Effect of Settlement	After Curtailment and Settlement

1	.	Projected benefit obligation (PBO)	30,156	(525)	(22,206)	7,425
2	.	Plan assets at fair value	(34,908)	-	22,206	(12,702)

3	.	Funded status	(4,752)	(525)	-	(5,277)
4	.	Unrecognized items
		(a)Initial transition obligation (asset)	4,144	(3,739)	-	405
		(b) (Gain) & loss	(24,816)	-	18,598	(6,218)

5	.	Accrued/(prepaid) post-retirement
		benefit liability (3-(4a+4b))	15,920	3,214	(18,598)	536

A summary of the funding status of the Sistel (PBS-A- Sistel) pension plans on December 31, 2003 and 2004 for the multi-employer plan is presented below:

	TIM Sul		TIM Nordeste

	2003	2004	2003	2004

Projected benefit obligation (PBO)	(3,484,245)	(3,590,683)	(3,484,245)	(3,590,683)
Fair value of the plan assets	4,163,102	4,669,444	4,163,102	4,669,444

Excess of assets over projected
liabilities	678,857	1,078,761	678,857	1,078,761

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

c. Statements of cash flows

Accounting principles under the Brazilian Corporate Law require presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows was prepared based on SFAS 95 – Statements of Cash Flows, to complement the information disclosed under Brazilian Corporate Law. The statements of cash flows for 2002 and 2003 reflect the combined cash flows of Tele Celular Sul Participacoes S.A. and Tele Nordeste Participacoes S.A., for comparability with the consolidated 2004 cash flows for TIM Participacoes S.A.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

	Year ended December 31,

	2002	2003	2004
Operating activities
Net income for the year	184,348	277,827	265,935
Adjustments to reconcile net income to cash:
Depreciation and amortization	381,235	396,372	447,461
Gain (loss) on nonoperating investments	(753)	-	-
Equity losses of affiliate	8,576	7,557	-
Gain on sale of Blah!	-	(25,142)	-
ADENE tax incentive	-	50,520	20,937
Loss on disposal of property, plant and equipment	4,402	4,180	1,643
Minority interests	51,113	75,392	18,718
Foreign exchange variation of loans	55,315	(39,026)	(167)
Net effect on assets and liabilities for dilution of interest in investee	(755)	-	-
Changes in operating assets and liabilities:
Trade accounts receivables	(30,035)	(105,143)	(157,133)
Inventories	3,656	(4,274)	(18,579)
Recoverable taxes	(11,887)	(73,844)	20,635
Deferred taxes	45,005	64,304	65,559
Other current and noncurrent assets	(1,915)	(3,767)	(20,346)
Salaries and social charges	2,410	(1,970)	(2,668)
Accounts payable	53,221	16,535	280,614
Taxes payable	43,943	21,421	(1,664)
	1,848	7,605
Accrued interest			(1,206)
Concessions payable	-	-	(27,447)
Provision for contingencies	16,511	(3,531)	3,039
Pension plan liabilities	594	900	(36)
Other current and noncurrent liabilities	1,491	(2,193)	3,079

Net cash provided by operating activities	808,323	663,723	892,216

Investing activities
	(524,676)
Short-term investments		111,204	(47,299)
Investment purchases	(926)	-	-
Proceeds from sale of Blah!	-	39,000	-
Property, plant and equipment and usage license acquisitions	(142,605)	(278,296)	(674,493)

Net cash used in investing activities	(668,207)	(128,092)	(721,792)

Financing activities
New loans	-	-	20,000
Loan and financing payments	(84,519)	(461,570)	(77,417)
Options exercised	-	86	4,539
Dividends and interest on shareholders' equity paid	(45,151)	(61,332)	(65,346)

Net cash used in financing activities	(129,670)	(522,816)	(118,224)

Increase in cash and cash equivalents	10,446	12,815	52,200
Cash and cash equivalents at beginning of the year	14,412	24,858	37,673

Cash and cash equivalents at end of the year	24,858	37,673	89,873

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Supplementary disclosure of cash flow information:
Interest paid	85.086	109.660	9.636
Income and social contribution tax paid	58.505	80.395	28.807

d.     New accounting standards

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Incremental compensation costs arising from subsequent modifications of awards after the grant date must be recognized. This Statement will be effective for the Company as of January 1, 2006. The adoption of this Statement will result in additional compensation expense as disclosed in note 34.1.

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. Management does not expect the adoption of this Statement will have an impact on the Company’s financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Management does not expect the adoption of this Statement will have an impact on the Company’s financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on December 31, 2004. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The Company has evaluated the impact of applying FIN 46R, and concluded that it has no impact in the Company’s consolidated financial statements.

At its March 31, 2004 meeting, the Emerging Issues Task Force (EITF) reached final consensus on EITF Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings Per Share”. Typically, a participating security is entitled to share in a company’s earnings, often via a formula tied to dividends on the company’s common stock. The issue clarifies what is meant by the term participating security, as used in Statement 128. When an instrument is deemed to be a participating security, it has the potential to significantly reduce basic earnings per common share because the Two-Class Method must be used to compute the instrument’s effect on earnings per share. The consensus also covers other instruments whose terms include a participation feature. The consensus also addresses the allocation of losses. If undistributed earnings must be allocated to participating securities under the Two-Class Method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the company, and (2) an objectively determinable contractual obligation to share in net losses of the company. The consensus reached in EITF 03-6 are effective for fiscal periods beginning after March 31, 2004. EPS in prior periods must be retroactively adjusted in order to comply with the consensus decisions reached in EITF 03-6. The adoption of EITF 03-06 did not have an impact on the Company’s financial statements because the Company is profitable for all periods presented.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

e. Segment information

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

f. Termination benefits

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

g. Comprehensive income

Comprehensive income is not different from net income under US GAAP for 2002, 2003 and 2004.

h. Earnings per share

Under Brazilian Corporate Law, earnings per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Under US GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period. Entities whose capital structures include securities that may participate in dividends with common stocks according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS 128, “Earnings per Share”.

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

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders. Options issued under the Company’s stock options plan are antidilutive for each of the years presented. Therefore, diluted earnings per share equals basic earnings per share. The options excluded from the calculation of earnings per share in 2002, 2003 and 2004 were 4,073, 4,073 and 3,820, respectively.

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The following table sets forth the computation of basic and diluted earnings per thousand of common and preferred shares:

	Years ended December 31,

	2002	2003	2004

Numerator:

Net income for the year under US GAAP	180,748	318,631	233,341
Net income available to preferred shareholders –
numerator for basic and diluted earnings per
thousand share	(109,800)	(193,799)	(143,306)

Net income available to common shareholders –
numerator for basic and diluted earnings per
thousand shares	70,948	124,832	90,035

Denominator:
Weighted-average outstanding shares (in millions)

Common	234,689	243,280	254,628

Preferred	363,205	377,689	405,284

Earnings per 1,000 shares (basic and diluted)
Common shares	0.302	0.513	0.354
Preferred shares	0.302	0.513	0.354

i. Stock options

As mentioned in the footnote 19-e, for Brazilian GAAP purposes there is no effect related to the stock option plan since no stock option was exercised up to December 31, 2004.

For US GAAP purposes the Company applies APB Opinion No. 25 in accounting for its stock option plan. No compensation cost has been recognized for its stock options in the financial statements in 2002, 2003 and 2004. In 2003 and 2004, the year end market price was below the exercise price.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Pro forma information regarding net income and earnings per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31, 2002, 2003 and 2004: expected total dividends for all stock options of R$ 76,399 in 2005, R$103,341 in 2006, R$113,092 in 2007 and R$134,612 in 2008; expected volatility of 63%; risk-free interest rate of 19% and expected lives of 5 years. The weighted average fair value per share of options during the year was R$2.66.

For purposes of pro forma disclosures under SFAS 123 and SFAS 148, the estimated compensation expense related to option grants to employees that would have been recognized in fiscal 2002, 2003 and 2004 is deducted from net income. The Company’s pro forma information related to option grants to employees as calculated in accordance with SFAS 123 and SFAS 148 is as follows:

	Years ended December 31,

	2002	2003	2004

Net income as reported	180,748	318,631	233,341

Deduct: Total stock-based employee compensation
expense determined under fair value based net of related
tax effects	(2,674)	(3,248)	(2,173)

Pro forma net income	178,074	315,383	231,168

Earnings per share:

Basic and diluted earnings per thousand shares, as reported
Common	0.302	0.513	0.354
Preferred	0.302	0.513	0.354

Proforma basic and diluted earnings per thousand shares
Common	0.298	0.508	0.350
Preferred	0.298	0.508	0.350

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

As a result of the merger, each outstanding option to acquire shares of Tele Nordeste Celular Participacoes S.A. (TND) preferred stock held by TND employees immediately prior to the merger were adjusted so that the employees held the option to purchase the Company’s preferred stock. The number of shares of the Company’s preferred stock that were subject to converted options was determined by multiplying the number of shares of TND preferred stock subject to options, by the merger exchange ratio of 0.9261, rounded, if necessary, to the nearest whole share of the Company’s preferred stock.

TND had 595,000 options outstanding to purchase shares of preferred stock immediately before the merger, which remained outstanding and unchanged after the merger. The fair value of these options of R$1,780 was determined using the Black-Scholes option-pricing model upon completion of the merger and was included in the total purchase price of R$960,092.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

Stock option activity and related information during the periods indicated was as follows:
	Number of Shares (in thousands)	Weighted- average exercise price
Balance at December 31, 2000	-	-
Granted	4,073	4.27
Exercised	-	-
Forfeited	-	-
Expired	-	-

Balance at December 31, 2001	4,073	4.27
Granted	-	-
Exercised	-	-
Forfeited	-	-
Expired	-	-

Balance at December 31, 2002	4,073	4.27
Exercised	-	-
Forfeited	-	-
Expired	-	-

Balance at December 31, 2003	4,073	4.27
Exercised	-	-
Merger*	595	3.37
Forfeited	(848)	4.27
Expired	-	-

Balance at December 31, 2004	3,820	4.13

* Represents the options of pre-merger TND employees.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

j. Related party transactions

At December 31, 2002, 2003 and 2004, the consolidated balances of related party transactions are as follows:

	Assets	Liabilities		Income/Expenses

	Receivables	Loan	Payables	Other Revenues	Selling, general and administrative costs

Total 2004	397	-	2,944	2,890	25,910

Related party transactions of TND:
Telecom Italia Mobile s.P.a. (1)	-	-	-	-	7,524
Total related party transactions of
TCS (Note 9)	355	-	6,767	12,955	4,559

Total 2003	355	-	6,767	12,955	12,083

Related party transactions of TND:
Telecom Italia Mobile s.P.a. (1)	-	-	2,507	-	9,416
Total related party transactions of
TCS (Note 9)	463	553	267	1,108	965

Total 2002	463	553	2,774	1,108	10,381

(1) controlling shareholder of TIM Brasil

k. Concentration of risks

The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 20 days past due.

The Company maintains cash and cash equivalents with various financial institutions and, as a policy, limits exposure to any one institution.

In conducting its businesses, the Company is fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

All employees are represented by state labor unions associated with the Federacao Nacional do Trabalhadores em Telecomunicacoes (“Fenattel”) and the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”) or the Sindicato dos Engenheiros do Estado do Parana e Nordeste. The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expires in November 2005.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

l. Income and social contribution taxes

The ADENE tax incentive related to 2002 of R$20,456 was recorded in 2003, the period in which the tax incentive was granted. Income and social contribution tax expenses under US GAAP are as follows:

	2002	2003	2004

Income and social contribution tax expense (Note 8)	(67,875)	(111,813)	(108,037)
Income tax reduction – ADENE:
Related to 2002	-	20,456	-
Related to 2003	-	30,064	-
Related to 2004	-	-	20,937
Tax benefit of goodwill by subsidiaries (Note 33.I.h)	(50,430)	(50,467)	(50,450)
Deferred tax on the US GAAP adjustments (Note 33)	13,604	2,721	34,064
Difference in enacted rates of social contribution
(Note 33.I.f)	24,180	-	-

Total income tax and social contribution tax expense	(80,521)	(109,039)	(103,486)

The effect of the income tax reduction resulting from the ADENE tax incentive, per 1,000 shares, was as follows:

	2003	2004

Common shares	0.081	0.032
Preferred shares	0.081	0.032

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

The effective tax rate for the Company under US GAAP was 25.66%, 21.51% and 25.68% for 2002, 2003 and 2004, respectively.

35. Subsequent events (Unaudited)

On March 9, 2005, the Shareholders’ Annual Meeting approved the distribution of dividends as described on Note 19.d.

On March 9, 2005, in accordance with article 7, paragraph 1, of CVM Instruction 319/99, the Extraordinary Shareholders’ Meeting approved the issuance of 6,093,085 common shares and 10,072,064 preferred shares, both without nominal value, to TIM Brasil Serviços e Participações S.A., amounting to R$54,954, which is equivalent to the tax benefit generated during 2004.

The subscription price was R$3.25 per each thousand lot of common shares and R$3.49 per each thousand lot of preferred shares. The period for the right of preference exercise was from March 9, 2005 to April 9, 2005.

In the same shareholders’ meeting, a capital increase of R$115,542 was also approved without issuance of new shares. In accordance with article 199 of Law 6,404/76, the Company may make this capital increase because income reserves are in excess of the Company’s social capital.

On April 26, 2005, the Company’s Board of Directors approved a capital increase of R$2,006 through the issuance of 595,198 lots of 1,000 preferred shares, resulting from the exercise of stock options by twenty-four employees of the Company pursuant to the Company’s stock option plan.

Also on April 26, 2005, the Company’s Board of Directors approved the proposal for the issuance of the Company’s shares in exchange for the shares of TIM Sul S.A. and TIM Nordeste Telecomunicacoes S.A. The exchange of shares aims to increase the liquidity of the publicly traded stock of the companies involved. The proposal was approved by the shareholders on May 30, 2005. The exercise of withdrawal rights by minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicacoes S.A., as well by common shareholders of the Company, will be available until July 1, 2005.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

As a result of this transaction, the capital stock of the Company will be increased by R$415,069, represented by up to 160,311,357 shares of which 28,724,404 are common shares and 131,586,953 are preferred shares. However, the number of issued shares may be lower as a consequence of the exercise of withdrawal rights by the minority shareholders of the subsidiaries.

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

By:	/s/ Alvaro Pereira de Moraes Filho

	Name:	Alvaro Pereira de Moraes Filho
	Title:	Chief Executive Officer

By:	/s/ Paulo Roberto Cruz Cozza

	Name:	Paulo Roberto Cruz Cozza
	Title:	Chief Financial Officer

Dated: June 30, 2005

EXHIBIT INDEX

1.1*	By-laws of TIM Participações S.A., as amended (English and Portuguese).

2.1	Deposit Agreement, dated as of July 27, 1998, among Tele Celular Sul Participações S.A., The Bank of New York, as Depositary, and owners and beneficial owners from time to time of American Depositary Receipts issued thereunder, which is incorporated by reference to our registration statement filed on Form F-6 with the Securities and Exchange Commission on September 29, 1998.

2.2*	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder.

4.1	Credit Agreement dated as of December 3, 1999, among Telepar Celular S.A., as Borrower, Tele Celular Sul Participações S.A., as Guarantor, and Export-Import Bank of the United States, which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.2*	Credit Agreement dated as of September 22, 2000, between TIM Nordeste (then Telpe Celular S.A.), as borrower, and the European Investment Bank, as lender.

4.3*	Guarantee and Indemnity Agreement dated as of September 22, 2000, between European Investment Bank and Tele Nordeste Celular Participações S.A.

4.4*	Indemnification Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and Tele Nordeste Celular Participações S.A., as Indemnifier.

4.5*	Counter Indemnity Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and TIM Nordeste (then Telpe Celular S.A.), as Borrower.

4.6	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (Portuguese Version), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.7	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (English Translation), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.8*	Credit Agreement dated as of June 28, 2004, by and between Banco do Nordeste do Brasil S.A., as lender, and TIM Nordeste, as borrower.

4.9*	Guarantee Agreement dated as of June 24, 2004 among Banco Bradesco S.A., TIM Nordeste and Tele Nordeste Celular Participações S.A. (English Translation).

4.10	Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participacoes S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.11	Standard Concession Agreement for Mobile Cellular Service (Portuguese Version), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.12	Standard Concession Agreement for Mobile Cellular Service (English Translation), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.13	Authorization Agreement for Mobile Cellular Service for Telepar Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.14	Authorization Agreement for Mobile Cellular Service for CTMR Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.15	Authorization Agreement for Mobile Cellular Service for Telesc Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.16	Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.17	Authorization Agreement for Mobile Cellular Service for Teleceara Celular (English Translation), which is incorporated by reference from the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on form 20-F with the Securities and Exchange Commission.

4.18	Authorization Agreement for Mobile Cellular Service for Telasa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.19	Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.20	Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.21	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.22	Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.23	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of November 2, 2002, by and among Siemens Ltda. Engenharia e Service Ltda., TIM Sul S.A. and TIM Celular S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.24	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, among Ericsson Telecommunicações S.A., Ericsson Servicos de Telecommunicações Ltda., Maxitel S.A., TIM Celular S.A., TIM Sul S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our

2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.25	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, by and among Nokia do Brasil Ltda., TIM Celular S.A. and certain of the then- subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to the 2003 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

8.1*	List of Subsidiaries.

11.1*	Code of Ethics (English and Portuguese).

12.1*	Section 906 Certification of the Chief Executive Officer.

12.2*	Section 906 Certification of the Chief Financial Officer.

13.1*	Section 302 Certification of the Chief Executive Officer.

13.2*	Section 302 Certification of the Chief Financial Officer.

*Filed herewith.