Form 20-F
period 2005-12-31
TIM PARTICIPACOES SA
filed 2006-05-16
CIK 1066116

As filed with the Securities and Exchange Commission on May 16, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of Registrant as specified in its charter)

TIM HOLDING COMPANY	THE FEDERATIVE REPUBLIC OF BRAZIL
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Avenida das Américas, 3434-7º andar

22640-102 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value*	New York Stock Exchange
American Depositary Shares, as evidenced by American Depositary Receipts, each representing 10,000 Preferred Shares	New York Stock Exchange
*	Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, without par value	299,610,631,068
Preferred Shares, without par value	579,965,856,092

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    ☐  Yes    ☒  No

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM”, “TIM Participações” or the “Holding Company.” References to “we”, “us,” “our” and “the Company”, means the Holding Company and, with regard to 2005 and 2004, includes the combined operations of TIM Nordeste and TIM Sul only, and with regard to 2003 and prior years, includes the operations of TIM Sul only; unless in each case the context otherwise requires.

The Holding Company is the result of the August 30, 2004 merger of Tele Nordeste Celular Participações S.A. (“TND”), then the holding company of TIM Nordeste with and into Tele Celular Sul Participações S.A. (“TSU”), then the holding company of TIM Sul. References to “we”, “us” and “our” with regard to 2005 and 2004 include the combined operations of TSU and TND, and with regard to 2003 and prior years include the operations of TSU only. TIM Sul is the result of the prior merger of Telesc Celular S.A. and CTMR Celular S.A. into Telepar Celular S.A., which subsequently changed its name to TIM Sul. TIM Nordeste is the result of the merger of Telpa Celular S.A., Telern Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A. and Telasa Celular S.A. into Telpe Celular S.A., which subsequently changed its name to TIM Nordeste. References to “Telecom Italia” are to Telecom Italia S.p.A.

The “Technical Glossary” at the end of this prospectus provides definitions of certain technical terms used in this prospectus and in the documents incorporated in this prospectus by reference.

TIM is a registered mark in Brazil owned by Telecom Italia.

References in this annual report to the “preferred shares” and the “common shares” are to the preferred shares, which have no voting rights, other than in the limited circumstances described in “Item 10. Additional Information—Memorandum and Articles of Association—Rights Relating to our Shares—Voting Rights”, and common shares, respectively, of TIM. References to the “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing 10,000 preferred shares. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU”. The common shares and preferred shares are listed on the São Paulo Stock Exchange under the symbols “TCSL3” and “TCSL4”, respectively.

Minority Interests

For 2001, minority interests reflect the interest of shareholders other than TSU in each of Telepar Celular, Telesc Celular and CTMR Celular. In December 2002, we started the merger of our subsidiaries in which Telesc Celular and CTMR Celular merged into Telepar Celular. On July 31, 2003, the date on which the merger of the subsidiaries was completed, Telepar Celular S.A.’s name was changed to TIM Sul S.A. As of December 31, 2003, we retained a 90.44% interest in the voting capital of TIM Sul, and minority shareholders owned interests amounting to 9.56% of the voting capital of TIM Sul. On January 30, 2004, a restructuring transaction involving the merger of all of Telpe Celular, Telpa Celular, Telern Celular, Teleceará Celular, Telepisa Celular and Telasa Celular was approved by the shareholders of each of the before mentioned entities. As a result, such companies merged into Telpe Celular, and Telpe Celular S.A. changed its name to TIM Nordeste Telecomunicações S.A. On May 30, 2005, we acquired all outstanding minority interest in our subsidiaries TIM Sul and TIM Nordeste. As of December 31, 2005, we held 100% of the total capital of TIM Sul and TIM Nordeste. See Note 4.o to our consolidated financial statements.

Market Share Data

Market share information is calculated by the Company based on information provided by the Agência Nactional de Telecomunicações, or Anatel. Penetration data is calculated by the Company based on information provided by the Instituto Brasileiro de Geografia e Estatística, or IBGE.

Acquisition of TIM Celular

On March 16, 2006, we acquired all of the share capital of TIM Celular S.A., or TIM Celular, a wholly-owned subsidiary of our controlling shareholder, TIM Brasil, in order to integrate the two companies’ operations, seeking to optimize the group’s financial structure and management, creating one of the largest Brazilian wireless companies in terms of market capitalization presenting an attractive investment for shareholders. As a result, TIM Celular and its operating subsidiary TIM Maxitel became our subsidiaries. The acquisition became effective following approval in the respective Extraordinary Shareholders’ Meetings of our shareholders and the shareholders of TIM Celular, respectively, on March 16, 2006. For accounting purposes, the acquisition will be treated as if it had occurred on January 1, 2006. Except where specifically noted, information in this annual report does not account for the effects of such acquisition.

Presentation of Financial Information

On August 30, 2004, TND merged with and into TSU (the “TND/TSU merger”), which was subsequently renamed TIM Participações S.A. Under applicable Brazilian accounting principles and in accordance with the terms of the merger agreement, the merger is accounted for as a purchase of TND at book value, generating no goodwill. We account for the merged companies’ combined operations as if the merger had occurred on January 1, 2004. Therefore, the consolidated financial statements included in this annual report reflect the merger as follows:

•	the assets and liabilities of TND were recorded at their net book value as of August 30, 2004;

•	the 2004 consolidated income statement reflects the combined results of operations of TSU and TND with effect from January 1, 2004;

•	the 2003 consolidated income statement is the historical income statement of TSU and we have not restated it to reflect the merger; and

•	the December 31, 2004 consolidated balance sheet is the historical balance sheet of TIM as of that date and reflects the TND/TSU merger.

Due to the TND/TSU merger, our 2004 consolidated financial statements are not comparable with our historical financial statements for prior years. In addition, we are unable to distinguish clearly between internal growth in 2004 and growth due to the merger. In order to address this problem and to facilitate an understanding of how our business evolved in 2004, we have provided supplemental pro forma 2003 information throughout this annual report. The pro forma information reflects the TND/TSU merger as if the merger occurred on January 1, 2003 in the case of income statement information, and on December 31, 2003 in the case of balance sheet information. For an explanation of how the pro forma amounts were calculated, including what adjustments were made, see the unaudited pro forma financial statements included in this annual report. The pro forma adjustments are limited to those adjustments directly related to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the dates assumed.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank of Brazil (the “Central Bank”) at December 30, 2005 of R$2.3407 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

The “Technical Glossary” at the end of this annual report provides definitions of certain technical terms used herein.

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements were prepared in accordance with practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles derived from Brazilian corporate law and accounting standards and supplementary procedures established by the Brazilian securities commission, the Commissão de Valores Mobiliário, or CVM, and the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil), or IBRACON, and related rules applicable to telecommunications service operators. See Note 33 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2005 and 2004 and net income for the years ended December 31, 2005, 2004 and 2003.

Under U.S. GAAP, the merger between TND and TSU represents a business combination of entities under common control due to the majority ownership of both TSU and TND by TIM Brasil. As a result, the merger, as it relates to the exchange of common and preferred shares owned by TIM Brasil, is accounted for in a manner similar to a pooling-of-interest, or at historical carrying value, and reflected in our consolidated financial statements for all periods presented from the date TIM Brasil acquired control. The exchange of shares between TSU and the non-affiliated holders of common and preferred shares of TND is accounted for using the purchase method of accounting, or at fair value, in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations.

FORWARD LOOKING INFORMATION

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results. Forward looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors. We, and our representatives, may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	Brazilian wireless industry conditions and trends;

•	characteristics of competing networks’ products and services;

•	estimated demand forecasts;

•	growing our subscriber base and especially our postpaid subscribers;

•	development of additional sources of revenue;

•	strategy for marketing and operational expansion;

•	achieving and maintaining customer satisfaction;

•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and

•	capital expenditures forecasts.

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	general economic and business conditions, including the price we are able to charge for our services and prevailing foreign exchange rates;

•	our ability to generate income as a consolidated entity subsequent to the TIM Celular Acquisition;

•	competition, including expected characteristics of competing networks, products and services and from increasing consolidation in our industry;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our ability to anticipate trends in the Brazilian telecommunications industry, including changes in market size, demand and industry price movements, and our ability to respond to the development of new technologies and competitor strategies;

•	our ability to expand our services and maintain the quality of the services we provide;

•	the rate of customer churn we experience;

•	changes in official regulations and the Brazilian government’s telecommunications policy;

•	political economic and social events in Brazil;

•	access to sources of financing and our level and cost of debt;

•	our ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	the adverse determination of disputes under litigation;

•	inflation, interest rate and exchange rate risks; and

•	other factors identified or discussed under “Item 3D. Key Information—Risk Factors” and elsewhere in this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto. Our consolidated financial statements have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on the consolidated financial statements appears elsewhere in this annual report. The following paragraphs discuss some important features of the presentation of the selected financial data and our consolidated financial statements. These features should be kept in mind in evaluating the selected financial data and in reading “Item 5. Operating and Financial Review and Prospects.”

Corporate Reorganization to Transfer Goodwill

On June 30, 2000, through a corporate restructuring, we transferred to our then-subsidiaries the premium (“Goodwill”) paid by TIM Brasil, formerly Bitel Participações (“Bitel”), for the acquisition of control of TSU in 1998. On the same date, TND transferred to its then-subsidiaries the Goodwill paid by TIM Brasil S.A. for the acquisition of control of TND. In each case, the Goodwill was recorded as an asset. The transfer of Goodwill resulted in a tax benefit, increasing each company’s ability to generate free cash flow. Commencing in 1998, the Goodwill had been amortized by TIM Brasil using an amortization rate of 4% per annum. After the transfer of the Goodwill to each company’s respective subsidiaries, they began amortizing the balance of the Goodwill under the straight-line method over the remaining eight years of the applicable amortization period. See Note 8 to our consolidated financial statements. The amortization of Goodwill is expected to reduce our consolidated operating income in future years, and to reduce TIM Sul’s and TIM Nordeste’s income and social contribution taxes payable in those years, without affecting the consolidated net income.

Selected Financial Data

The following table represents a summary of our selected financial data for the five years ended December 31, 2005. The data are derived from our consolidated financial statements, audited by Ernst & Young Auditores Independentes S.S, and should be read in conjunction with our consolidated financial statements, related notes, and other financial information included herein. For a discussion of the pro forma 2003 data included herein, see the section captioned “Presentation of Information—Presentation of Financial Information.”

	Year Ended December 31,
	2005 U.S.$	2005 R$	2004 R$	2003 R$	2003 (pro forma)(1) R$	2002 R$	2001 R$
	(in thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
Brazilian GAAP
Net operating revenue	1,246,727	2,918,215	2,564,632	1,088,282	2,110,263	896,824	796,879
Cost of goods and services	(588,530)	(1,377,572)	(1,297,895)	(578,021)	(1,059,917)	(486,383)	(406,033)

Gross profit	658,198	1,540,643	1,266,737	510,261	1,050,346	410,441	390,846

Operating expenses:
Selling expenses	(340,969)	(798,106)	(647,277)	(230,488)	(461,562)	(185,446)	(181,424)
General and administrative expenses	(79,440)	(185,946)	(182,442)	(94,877)	(193,802)	(83,346)	(71,909)
Other net operating income (expense)	(32,366)	(75,759)	(48,912)	(27,315)	(29,180)	(20,463)	(24,271)
Equity investment	—	—	—	(3,250)	(6,500)	(4,288)	(1,888)

Operating income before financial income (expenses)	205,422	480,832	388,106	154,331	359,302	116,898	111,354
Net financial income (expense)	30,944	72,430	60,571	25,809	79,070	(18,958)	(41,168)

Operating income	236,366	553,262	448,677	180,140	438,372	97,940	70,186
Net non-operating (income) expense	(966)	(2,260)	(4,592)	12,842	26,661	(127)	10

Income before taxes and minority interests	235,401	551,002	444,085	192,982	465,033	97,813	70,196
Income and social contribution taxes	(55,683)	(130,338)	(108,037)	(42,423)	(111,813)	(19,473)	672
Minority interests	(9,170)	(21,464)	(70,113)	(29,757)	(75,393)	(12,566)	(10,979)

Net income	170,547	399,200	265,935	120,802	277,827	65,774	59,889

Net income per 1,000 shares outstanding (reais)	0.18	0.45	0.38	0.34	n/a	0.1	0.18

Number of shares outstanding:
Common shares (in millions)	n/a	299,611	264,793	134,453	n/a	129,358	127,189
Preferred shares (in millions)	n/a	579,965	437,712	222,025	n/a	213,612	210,030
Dividends per 1,000 shares – reais(2)	n/a	0.14	0.10	0.10	n/a	0.08	0.06
Dividends per 1,000 shares – in U.S. dollars (3)	n/a	0.06	0.04	0.03	n/a	0.02	0.03

U.S. GAAP(4)
Net operating revenues	1,236,915	2,895,248	2,513,087	2,110,263	n/a	1,818,346	1,623,129
Operating income	162,909	381,320	336,023	419,982	n/a	364,110	223,433
Net income	148,415	347,395	233,341	318,631	n/a	180,748	69,239

	Year Ended December 31,
	2005 U.S.$	2005 R$	2004 R$	2003 R$	2003 (pro forma)(1) R$	2002 R$	2001 R$
	(in thousands of reais or U.S. dollars, unless otherwise indicated)
Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	770,982	1,804,637	1,597,172	695,982	1,364,335	708,807	843,224
Total assets	1,873,398	4,385,063	3,596,156	1,636,713	3,161,404	1,647,885	1,502,179
Loans, financing and debentures	55,873	130,783	104,092	82,183	162,882	321,085	334,386
Shareholders’ equity	1,173,129	2,745,943	2,020,507	926,986	1,804,028	845,330	808,329
Capital stock	628,904	1,472,075	884,504	369,163	682,872	324,666	245,033

U.S. GAAP(4)
Property, plant and equipment, net	842,406	1,971,819	1,738,441	1,456,367	n/a	1,336,334	1,591,741
Total assets	2,173,608	5,087,764	4,147,045	3,436,930	n/a	3,302,413	2,963,533
Loans and financing	54,862	128,416	102,949	178,580	n/a	706,072	685,761
Shareholders’ equity	1,359,743	3,182,751	2,349,490	1,964,605	n/a	1,725,768	1,587,608

(1)	The pro forma information reflects the TND/TSU merger as if it occurred on January 1, 2003 in the case of income statement information, and on December 31, 2003 in the case of balance sheet information. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”
(2)	Dividends per share have been computed as the sum of dividends and interest on shareholders’ equity (“juros sobre capital próprio,” according to Brazilian law), an alternative under Brazilian corporate law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders’ equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual general meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders’ equity, divided by the total number of common shares and preferred shares outstanding as of the common shareholders’ meeting date. See “—Additional Information—Taxation—Brazilian Tax Considerations—Distribution of Interest on Capital.”
(3)	Amounts expressed in U.S. dollars, according to the exchange rate applicable at the date of the relevant shareholders’ general meeting that approved the distribution of dividends and interest on shareholders’ equity.
(4)	The US GAAP amounts of TIM Participações S.A reflect the merger of TND under common control similar to a pooling-of-interest, at historical carrying value, for all periods presented from the date TIM Brasil acquired control. The exchange of shares between TSU and the non-affiliated holders of common and preferred shares of TND is accounted for using the purchase method of accounting at fair value and is recorded from the date of acquisition on August 30, 2004.

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

	Year ended December 31,
	2005	2004	2003	2002	2001
Inflation (IGP-M)	1.2%	12.4%	8.7%	25.3%	10.3%
(Devaluation)/appreciation (1)	11.5%	8.1%	19.2%	(52.3)%	(18.6)%

	First quarter of 2006
	Jan	Feb	Mar
Inflation (IGP-M)	0.92%	0.01%	(.23)%
(Devaluation)/appreciation (1)	5.33%	3.63%	(1.73)%

(1)	Source: Central Bank and Fundação Getúlio Vargas.

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

Prior to March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

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

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Year End
2001	2.8007	1.9422	2.3521	2.3204
2002	3.9552	2.2709	2.9203	3.5333
2003	3.5637	2.8219	3.0711	2.8892
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407

	Reais per U.S. Dollar
Month	High	Low
November 2005	2.2516	2.1633
December 2005	2.3735	2.1800
January 2006	2.3460	2.2116
February 2006	2.2210	2.1177
March 2006	2.2238	2.1067
April 2006	2.1542	2.0892
May 2006 (through May 12, 2006)	2.1445	2.0541

Source: Central Bank/Bloomberg

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

B. Capitalization and Indebtedness

Not applicable

C. Reasons for the Offer and Use of Proceeds

Not applicable

D. Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our shares and our ADSs could decline.

Risks Relating to our Business

We experienced a net loss in recent years in our pro forma consolidated results accounting for the acquisition of TIM Celular and may experience losses in the future.

We experienced a net loss in our pro forma consolidated financial statements, accounting for the acquisition of TIM Celular, of R$946.4 million compared to R$1.252.0 million for the years ended December 31, 2005 and 2004, respectively and actual losses of R$151.7 million compared to a pro forma loss of R$231.7 million for the three months ended March 31, 2006 and 2005, respectively. These losses were principally due to (i) a pro forma operating expense of R$4,168.8 million compared to an expense of R$3,178.6 million for the years ended December 31, 2005 and 2004, respectively and an operating expense of R$1,045.5 million compared to a pro forma operating expense of

R$902.2 million for the three months ended March 31, 2006 and 2005, respectively, principally due to an increase in our amortization and depreciation expenses, and (ii) a pro forma increase in our financial expenses of R$318.1 million compared to R$173.1 million for the years ended December 31, 2005 and 2004, respectively and an increase in our financial expenses of R$86.5 million compared to a pro forma increase in our financial expenses of R$66.9 million for the three months ended March 31, 2006 and 2005, respectively, resulting primarily from an increase in interest expenses.

Identification of significant deficiencies or material weaknesses as a result of our implementation of procedures designed to comply with Section 404 of the Sarbanes-Oxley Act of 2002 relating to evaluation of our internal control over financial reporting may have an adverse impact on our financial condition and results of operations and the trading price of our securities.

We are evaluating our internal control over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting, as required by Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, which we refer to as Section 404. We are currently performing the system and process evaluation and testing required, and any necessary remediation, in an effort to comply with the management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to TIM Participações for its annual report on Form 20-F for the year ended December 31, 2006. In the course of our ongoing Section 404 evaluation, we have identified certain deficiencies in our internal control over financial reporting. We are currently implementing specific remediation plans in order to eliminate such deficiencies or establish compensating controls and we plan to design additional enhanced processes and controls, as necessary, to address any other issues that might be identified in the future through this review.

As we are still in the evaluation process, we may identify other conditions that constitute significant deficiencies or material weaknesses in the future, which could impact our ability to comply with Section 404 in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to attest to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. Although we intend to take prompt measures to remediate any such identified significant deficiencies or material weaknesses in our internal control structure, measures of this kind may involve significant effort and expense, and any disclosure of such significant deficiencies, material weaknesses or other reportable conditions may result in a negative market reaction. Furthermore, if we are unable to correct any material weakness or significant deficiency in our internal controls in a timely manner, our ability to record, process, summarize and report financial information will be adversely affected. This failure could materially and adversely impact our financial condition and the market value of our securities and expose us to litigation and scrutiny from our investors.

We face increasing competition, which may adversely affect our results of operations.

The opening of the Brazilian market to competition for cellular telecommunications services has adversely affected our results of operations. Due to additional PCS providers that have commenced operations in recent years, we are facing increased competition throughout Brazil. We compete not only with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and internet access services, because of the trend toward the convergence and substitution of mobile services for these and other services and a trend of bundling PCS services with internet and other services. As a result, the cost of maintaining our market share has increased while margins have decreased. In the future, we may incur higher advertising and other costs as we attempt to maintain or expand our presence in the market.

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

Anatel is expected to auction bandwidths in the 3.5 and 10.5 GHZ spectrum to provide broadband wireless and fixed telephony services. The auction rules are still under review by Anatel. It is not yet certain if we will be allowed to bid for these bandwidths. Purchasers of these bandwidths may offer services that could compete with our services.

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

Beginning in July 2004, interconnection charges became freely negotiated by telecommunications service providers in Brazil, pursuant to rules issued by Anatel. Subsequently, the interconnection fees we are able to charge has decreased. The prices we are able to charge for interconnection fees may continue to decrease and as a result, we may receive less interconnection revenue than we presently do, which may have an adverse effect on our business, financial condition and results of operations.

Pursuant to a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, our interconnection fee paid by other operators when their users access our network to communicate with our users is adjusted by 4.5%, in the case of calls completed by a number registered within that customer’s home registration area (VC-1 calls). Another temporary settlement agreement was entered into by the fixed telephony incumbents (with the exception of

Embratel) and the mobile service providers relating to the interconnection fees paid by the fixed telephony incumbents to the mobile service operators in the case of long distance calls, that is VC-2 and VC-3 calls. On March 27, 2006, Anatel issued a decision approving the temporary settlement for the adjustment of VC-2 and VC-3 calls at a rate of 7.99% (and of 4.5% for the interconnection fee due to mobile operators). The temporary settlement agreement establishes that the result of such procedure will not affect the fees received while the temporary settlement agreement was in place. We cannot predict the date on which a final determination will be available nor the effect such determination may have on our business, financial condition and results of operations.

The conversion of our SMC concessions into PCS authorizations, and our ability to comply with such authorizations, may have a significant impact on our business.

In December 2002, Tim Sul and TIM Nordeste converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under Personal Communications Services (“PCS”) regulations. In addition, TIM Celular and TIM Maxitel operate under PCS authorizations. Anatel imposes a number of minimum quality standards on PCS operators. The SMC regulations differ significantly from the PCS regulations and it has been difficult for us to achieve full compliance with these new regulations. We have been fined by Anatel in several proceedings and are still discussing the penalty imposed in appeals before the agency. We cannot predict the outcome of the Anatel proceedings at this time. Furthermore, we cannot give assurance that we will be able to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

Some of our PCS licenses currently overlap with the licenses of a deemed affiliate.

Currently, we hold licenses, including licenses held by TIM Celular, to provide PCS services in Regions I, II and III of the PCS’s general licensing plan and a license held by TIM Celular to provide national long distance services. In turn, the Brasil Telecom Group (“Brasil Telecom”) holds licenses to provide PCS services in Region II of the PCS’s general licensing plan and a license to provide national and international long distance services. The Brazilian regulatory authority, Anatel, prohibits the provision of the same services, by the same legal entity, whether directly or indirectly, in the same Region. Under the broad definition of the expression “directly or indirectly” and considering that our indirect parent, Telecom Italia, also indirectly holds certain equity participations and governance rights in connection with Brasil Telecom, Brasil Telecom may be viewed as our affiliate and controlled by Telecom Italia for regulatory purposes in Brazil, the consequence being that there would currently exist an impermissible overlap between the PCS licenses held by us in Region II and our license to provide national and international long distance services and certain of the licenses held by Brasil Telecom (the “Overlap”). Anatel has determined that the relevant entities of the Telecom Italia Group and Brasil Telecom should find a solution for such Overlap within an 18-month period which expires in October 2006. Absent a negotiated solution, upon expiration of this period, Anatel itself will decide how to resolve the Overlap and the parties could be subject to penalties, which may range from monetary fines to the revocation of the overlapping licenses held by the parties.

In an attempt to resolve the Overlap in a commercially acceptable manner, our parent, TIM Brasil, and Brasil Telecom, among other parties, executed on April 28, 2005, a merger agreement and the corresponding merger protocol (protocolo e justificação de incorporação), providing for the merger of Brasil Telecom into TIM Brasil. See “Item 4. Information on the Company—Recent Developments—Agreement between Telecom Italia Group and Brasil Telecom” for additional information on such merger. The implementation and consummation of the merger, however, have been suspended by injunctions issued as a result of judicial challenges brought by certain of Brasil Telecom’s indirect shareholders. At the beginning of May 2005, several actions were brought by certain pension fund indirect shareholders in Solpart, with regard to the above mentioned agreements, in order to challenge the implementation of the merger between TIM Brasil and BRTC. With respect to such actions, two motions for interim relief were granted by the courts of Rio de Janeiro against Telecom Italia International, TIM International, TIM Brasil, Techold, Timepart, Solpart and others, in order to prevent acts aimed at implementing the merger of Brasil Telecom Celular, or BRTC, with and into TIM Brasil, according to the agreement reached by the two companies on April 28, 2005. TI group companies filed appeals against both injunctions, which have not been finally decided. In light of the pending litigation questioning the parties’ obligations under the agreement and preventing the implementation of the merger of Brasil Telecom with and into TIM Brasil, the agreement herein described between Brasil Telecom and TIM Brasil was terminated on April 29, 2006, as per the terms provided for in such agreement. Therefore, the relevant parties involved shall continue seeking a mutually acceptable solution to resolve the Overlap by the October 2006 deadline in order to comply with the Anatel determination. In the absence of a timely solution for the Overlap, we could be subject to penalties that may include the termination of our overlapping licenses. Any partial or total revocation of our licenses would have a material adverse effect on our financial condition and results of operations. For more information about this matter, see “Item 4A. History and Development of the Company—Recent Developments—Agreement between Telecom Italia Group and Brasil Telecom.”

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by, among other factors:

•	the changing regulatory environment;

•	shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements;

•	ongoing improvements in the capacity and quality of digital technology available in Brazil;

•	the possibility of introduction of Third Generation (“3G”) mobile telephony services through the offer of additional radiofrequency or new licenses or a combination of both by Anatel; and

•	the anticipated auction of licenses for the operation of 3.5 GHz and 10.5 GHz with limited mobility.

We currently use time-division multiple access technology, or TDMA, and global system for mobile communications technology, or GSM, to provide cellular telecommunications services. We plan to make GSM technology more widely available to our customers and continue the process of fully replacing our TDMA network for a GSM technology based network, but there is no guarantee that we will be able to do so.

If we are not able to adapt to these technological changes or expand our operations using GSM technology, we may experience adverse effects on our business, financial condition and results of operations.

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

Our operations are dependent upon our ability to maintain and protect our network. Damage to our network and backup systems could result in service delays or interruptions and limit our ability to provide customers with reliable service over our network. The occurrence of any such events may adversely affect our business, financial condition or operating results.

Our operations depend on our ability to maintain, upgrade and efficiently operate accounting, billing, customer service, information technology and management information systems.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. There can be no assurance that we will be able to successfully operate and upgrade our accounting, information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and operating results.

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

Our controlling shareholder may exercise its control in a manner that differs from the interests of other shareholders.

Telecom Italia, through its indirect majority ownership of TIM Brasil, our controlling shareholder, and TIM Brasil, each have the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia or TIM Brasil may exercise this control in a manner that differs from the best interests of other shareholders.

Certain debt agreements of our subsidiaries contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure you that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of March 31, 2006, our subsidiaries, including our newly acquired subsidiaries, TIM Celular and TIM Maxitel, had approximately R$2.43 billion in consolidated outstanding indebtedness. If we are unable to meet these debt service obligations, or comply with the debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

We face risks associated with litigation.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Any modification or termination of our ability to use the “TIM” tradename may adversely affect our business and operating results.

Telecom Italia owns the property rights to the “TIM” tradename. Telecom Italia may stop us from using the TIM trade name any time. The loss of the use of the “TIM” trade name could have a material adverse effect on our business and operating results.

Risks Relating to the Brazilian Telecommunications Industry

We may be classified by Anatel as an economic group with significant market power, which will subject us to increased regulation.

In 2005, Anatel issued specific regulations regarding telecommunications service providers with significant market power. Anatel has indicated that it will establish more stringent regulation for economic groups with significant market power in order to ensure competition. Anatel will name the economic groups with significant market power. We cannot give assurance that we will not be deemed to have significant market power, and thus subject to increased regulatory requirements.

Anatel has not yet adopted rules for determination of significant market power in the mobile industry nor the increased regulations to which the relevant economic group would be subject. At this point we are only able to look at the regulations applicable to other telecommunications services for guidance. With respect to service providers that offer fixed telephony and leased lines, Anatel has indicated that a service provider will be deemed as holding significant market power if the service provider itself or the economic group to which it belongs is able to exercise significant influence on a relevant market as may be defined by Anatel. No service provider with significant market power has been named by Anatel to date.

We are subject to various obligations in the performance of our activities with which we may be unable to comply.

In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

•	the rules set forth by Anatel, the primary telecommunications industry regulator in Brazil;

•	the PCS authorizations under which we operate our cellular telecommunications business; and

•	the General Telecommunications Law (Lei No. 9,472/97, as amended).

We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought in December 2004 by Anatel against TIM Sul and TIM Nordeste, we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations. In addition, we cannot assure that we will be able to maintain compliance with each of the above referenced laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

Extensive government regulation of the telecommunications industry may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

Our business is subject to extensive government regulation, including any changes that may occur during the period of our concession to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among others:

•	industry policies and regulations;

•	licensing;

•	rates and tariffs for telecommunications services;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

Our authorizations may be terminated by the Brazilian government under certain circumstances or we may not receive renewals of our authorizations.

We operate our business under authorizations granted by the Brazilian government. As a result, we are obligated to maintain minimum quality and service standards, including targets for call completion rates, geographic coverage and voice channel traffic rates, user complaint rates and customer care call completion rates. Our ability to satisfy these standards, as well as others, may be affected by factors beyond our control. We cannot assure you that, going forward, we will be able to comply with all of the requirements imposed on us by Anatel or the Brazilian government. Our failure to comply with these requirements may result in the imposition of fines or other government actions, including the termination of our authorizations in the event of material non-compliance.

Our radio frequency authorizations for the 800 MHz, 900 MHz and 1800 MHZ bands, that we use to provide PCS services, expire beginning in September 2007 and can only be renewed once for a 15 year period. We have applied for the renewal of such authorizations from Anatel. Anatel may refuse to renew the authorizations if it believes that we are not using our allocated spectrum in a rational and proper manner, if it believes that we have repeatedly violated applicable regulations or if it deems it necessary to reapportion the spectrum allocation. We cannot guarantee that we will receive the renewal of such authorizations.

Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

The telecommunications industry is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes. For example, the telecommunications industry is trending toward the introduction of Third Generation (“3G”) mobile telephone services which may be accomplished through the offer of additional radiofrequencies or new licenses by Anatel or a combination of both. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

The advent of new products and technologies could have a variety of consequences for us. New products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology. If such changes do transpire, our most significant competitors in the future may be new participants in the market without the burden of any installed base of older equipment. The cost of upgrading our products and technology in order to continue to compete effectively could be significant. Furthermore, if we are not able to expand our operations using 3G technology, we may experience adverse effects on our business, financial condition and results of operations.

Due to the nature of our business we are exposed to numerous consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits brought by or on behalf of consumers that are inherent in the mobile telecommunications industry in Brazil. Currently, we are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid and postpaid plans which are commonplace in the Brazilian telecommunications industry.

In addition, federal and state tax authorities in Brazil have brought actions challenging the tax treatment of certain components of the service revenues earned by mobile telecommunications providers, such as the application of ICMS to activation fees and monthly subscription charges. Currently, we are subject to approximately 150 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$350 million. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Although many of these consumer and tax claims relate to general business practices in the Brazilian mobile telecommunications industry, adverse determinations could have an adverse affect on our business practices and results of operations.

The mobile industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other reports have suggested that radio frequency emissions from wireless handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using wireless handsets. These concerns could have an adverse effect on the wireless communications industry and, possibly, expose wireless providers, including us, to litigation. We cannot assure you that further medical research and studies will refute a link between the radio frequency emissions of wireless handsets and base stations and these health concerns.

Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. On July 2, 2002, ANATEL published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In addition, the Brazilian government is developing specific legislation for the deployment of radio frequency transmission stations that will supersede the existing state and municipal laws. The new laws may create additional transmission regulations which, in turn, could have an adverse effect on our business.

The new index applied for the remuneration for the use of SMP’s network may not be adequate.

As of 2006, the Brazilian government uses IST index (Índice de Serviços de Telecomunicações) to adjust STFC Concessionaries’ rates, Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada”or “EILD”) and remuneration for the use of Personal Communication Service (“Serviço Móvel Pessoal” or “SMP”), which substitutes the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getúlio Vargas, a private Brazilian foundation. Thus, the prices we may charge for our services may be indirectly impacted by such new index. The Brazilian government begins to regulate the telecommunications industry based on a model that analyzes companies costs based on a hypothetical company’s costs and other factors. If this new adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results.

Anatel has proposed new regulations on interconnection rules, some of which could have an adverse effect on our results. The public consultation period on Anatel’s proposal ended on October 18, 2004, but final regulations have not been promulgated except for the new General Regulation of Interconnection (“Regulamento Geral de Interconexão”—Resolution number 410/2005, or “RGI”), the Regulation of Separation and Allocation of Costs (Resolution number 396/2005) and the Regulation of EILD—Resolution number 402/2005. The proposals that may adversely affect our results are (1) a proposal that two SMP providers controlled by the same economic group receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks, (2) a proposal for new negotiation rules for VU-M prices by which Anatel would have a role in determining prices rather than the current, free-market negotiation of prices and (3) a proposal for VU-M price unification among SMP providers of the same economic group having significant market power according to criteria still to be defined. If these regulations take effect, they would have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, (2) Anatel may allow more favorable prices for economic groups without significant market power and (3) the prices we charge in some regions in which we operate are higher than those in some other regions, and consolidation of those prices, competitive pressures and other factors would reduce our average prices and thereby reduce our revenues.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business, results of operations and the market price of our shares and ADSs

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting of wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our shares or the ADSs, may be adversely affected by changes in Brazilian governmental policies and general economic factors, including, among others:

•	inflation;

•	exchange rate movements;

•	exchange control policies;

•	interest rates;

•	price instability;

•	liquidity of domestic capital and lending markets;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;

•	energy shortages;

•	fiscal policies (including tax reforms currently under discussion in the Brazilian Congress);

•	social and political instability; and

•	other economic, political, diplomatic and social developments in or affecting Brazil.

A presidential election will be held in Brazil in October 2006. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses, such as our company. The run-up to the presidential election may result in changes in existing governmental policies, and the post-election administration – even if President Luiz Inácio Lula da Silva is re-elected – may seek to implement new policies. For example, the current administration or the post-election administration may face domestic pressure to retreat from the current macroeconomic policies in an attempt to achieve higher rates of economic growth.

Uncertainty leading up to and after the election over whether the Brazilian government may implement changes in policies or regulations affecting any of the above factors or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The Brazilian economy grew 2.3% in 2005, 4.9% in 2004 and 0.5% in 2003. Due to the limited economic growth in recent years, it is not certain whether the current economic policy will prevail. Developments relating to the above factors and other future developments in the Brazilian economy and governmental policies may adversely affect the Brazilian economic environment, our business or financial performance and the market price of our shares or ADSs.

Tax reforms may affect our prices.

The Brazilian government has proposed tax reforms that are currently being considered by the Brazilian Congress. If we experience a higher tax burden as a result of the tax reform, we may have to pass the cost of that tax increase to our customers. This increase may have a material negative impact on the dividends paid by our subsidiaries to us and on our revenues and operating results.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our shares or the ADSs.

Historically, Brazil has experienced high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to contain inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian securities market.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getúlio Vargas, a private Brazilian foundation, the inflation rates in Brazil were 10.4% in 2001, 25.3% in 2002, 8.7% in 2003, 12.4% in 2004 and 1.2% in 2005. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004 and 5.7% in 2005. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation also is likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Notwithstanding the fact that the real has appreciated 22.3%, 8.8% and 17.3%, in 2003, 2004 and 2005, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

Continuing appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports. Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products which may result in the adoption of deflationary government policies. The sharp depreciation of the real in relation to the U.S. dollar may generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates. Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on our preferred shares and ADSs and may also reduce the market value of such securities. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

We acquire our equipment and handsets from global suppliers, the prices of which are denominated in U.S. dollars. Depreciation of the real against the U.S. dollar may result in a relative increase in the price of our equipment and handsets. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our shares or the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in April 2006, the basic interest rate was 16.5%.

At December 31, 2005, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES, or BNDES), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. At December 31, 2005, R$130.8 million of our total consolidated indebtedness was subject to floating interest rates, while at March 31, 2006, R$2.5 billion of our total consolidated indebtedness, accounting for the acquisition of TIM Celular and TIM Maxitel, was subject to floating interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

Brazilian government exchange control policies could adversely affect our ability to make payments on foreign currency-denominated debt.

The purchase and sale of foreign currency in Brazil is subject to governmental control. In the past, the Central Bank has centralized certain payments of principal on external obligations. Many factors could cause the Brazilian government to institute a more restrictive exchange control policy, including, without limitation, the extent of Brazilian foreign currency reserves, the availability of sufficient foreign exchange, the size of Brazil’s debt service burden relative to the economy as a whole, Brazil’s policy towards the International Monetary Fund, or IMF, and political constraints to which Brazil may be subject. A more restrictive policy could affect the ability of Brazilian debtors (including us) to make payments outside of Brazil to meet foreign currency-denominated obligations.

We may be affected by political and economic instability in Brazil.

In recent months, allegations of unethical or illegal conduct have been leveled at certain figures in the Brazilian government, legislators and party officials. The allegations, which are currently under investigation by the Brazilian Congress, relate to alleged violations or rules relating to election laws and campaign financing, allegations of influencing officials and other allegedly corrupt behavior. Several members of both the Brazilian government and the political party of the current president have resigned as a result, including the president’s chief of staff and most recently the Minister of Finance, Antônio Palocci. If the allegations or investigations lead to a materially adverse perception of Brazil among investors, the trading value of our preferred shares and ADSs may decline and our ability to access international markets would suffer. In addition, any political instability resulting from the allegations or investigations could cause us to re-evaluate our strategies if the Brazilian economy suffers as a result.

Adverse changes in Brazilian economic conditions could cause an increase in customer defaults on their outstanding obligations to us, which could materially reduce our earnings.

Our operations are significantly dependent on our customers’ ability to make payments on their accounts. If the Brazilian economy worsens because of, among other factors, the level of economic activity, devaluation of the real, inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to make timely payments for services, which would increase our past due accounts and could materially reduce our net earnings. In addition, the growth of our postpaid base makes us more vulnerable to any increases in customer defaults.

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

Risks Relating to Our ADSs

Holders of our preferred shares, including preferred shares in the form of ADSs, have no voting rights except under limited circumstances.

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

Holders of our preferred shares or ADSs may not receive any dividends.

According to Brazilian corporate law and our bylaws, we must generally pay dividends to all shareholders of at least 25% of our annual net income, as determined and adjusted under the Brazilian corporate law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. However, we may be unable to pay minimum dividends if we have net losses. In addition, according to Brazilian corporate law, we need not pay dividends to our shareholders in any particular fiscal year if our board of directors determines that such distributions would be inadvisable in light of our financial condition.

Since we are a holding company, our income consists of distributions from our subsidiaries in the form of dividends or other advances and payments. We do not generate our own operating revenues, and we are dependent on dividends and other advances and payments for our cash flow, including to make any dividend payments or to make payments on our indebtedness.

Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the Depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All preferred shares underlying our ADSs are registered in the name of the Depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. Holders of our ADSs may exercise their limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ general meetings in certain newspapers in Brazil. Holders of our shares can exercise their right to vote at a shareholders’ general meeting by attending the meeting in person or voting by proxy. By contrast, holders of our ADSs will receive notice of a shareholders’ general meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so. To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis. This noticed voting process will take longer for ADS holders than for direct holders of our shares. If it fails to receive timely voting instructions from a holder for the related ADSs, the ADR depositary will assume that such holder is instructing it to give a discretionary proxy to a person designated by us to vote your ADSs, except in limited circumstances.

We cannot assure you that holders will receive the voting materials in time to ensure that such holders can instruct the depositary to vote the shares underlying their respective ADSs. In addition, the depositary and its agents are not responsible for failing to carry out holder’s voting instructions or for the manner of carrying out your voting instructions. This means that holders may not be able to exercise their right to vote and may have no recourse if our shares held by such holders are not voted as requested.

The value of our ADSs or shares may depreciate if our control is changed.

In the event there is a change of our control, our minority common shareholders are entitled to tag-along rights whereby they may choose to also sell their shares to the new controlling shareholder for at least 80% of the price paid by the new controlling shareholders for the shares of our former controlling shareholder. Accordingly, if such change of control happens, the market value of our common shares may appreciate while the market value of our preferred shares may depreciate.

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

Enforcement of rights in Brazil may be difficult.

We and our directors and officers reside in outside the United States, and a substantial portion of the assets of these persons and our assets are located in Brazil. As a result, it may not be possible to effect service of process upon these persons within the United States or other jurisdictions outside of Brazil. Brazilian law provides that a final decision obtained against us in a foreign jurisdiction may be enforceable in Brazil without reconsideration of the merits upon confirmation of that judgment by the Superior Court of Justice, upon the fulfillment of some conditions. However, there can be no assurance that these conditions will be met and, consequently, that it will be possible to enforce judgments of non-Brazilian courts in Brazil, including judgments predicated on civil liability under the U.S. securities laws against us or our directors and officers.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our shares and the ADSs.

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. In the event that the Brazilian government determines that the Brazilian foreign currency reserves need to be maintained, it may impose temporary charges on any overseas remittance of up to 50% of the value of the remittance. We cannot assure you that the Brazilian government will not take any such measures in the future.

Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our shares. Exchange controls could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our shares and the ADSs.

Holders of ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have less extensive rights.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the state of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Judgments seeking to enforce our obligations in respect of our shares or ADSs in Brazil will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our shares or ADSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares or the ADSs.

The relative volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange had a total market capitalization of U.S.$482.1 billion (or R$1,128.1 billion) at December 31, 2005 and an average daily trading volume of U.S.$666.6 million for 2005. By contrast, the New York Stock Exchange had a market capitalization of U.S.$13.4 trillion at December 31, 2005 and an average daily trading volume of U.S.$56.1 billion for 2005. The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 58.65% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2005. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 50.3% of all shares traded on the São Paulo Stock Exchange in 2005. These market characteristics may substantially limit the ability of holders of the ADSs to sell shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of our securities.

Shares eligible for future sale may adversely affect the market value of our shares and ADSs.

Certain of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares and ADSs. We cannot predict what effect, if any, future sales of our shares or ADSs may have on the market price of our shares or ADSs. Future sales of substantial amounts of such shares or ADSs, or the perception that such sales could occur, could adversely affect the market prices of our shares or ADSs.

Holders of ADSs or preferred shares could be subject to Brazilian income tax on capital gains from sales of ADSs or preferred shares.

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if realized by investors resident in a “tax haven” jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 15% or taxed at a rate of 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000 (“Resolution CMN 2,689”), of the National Monetary Council or Conselho Monetário Nacional (“CMN”), as described below in “Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

An exchange of ADSs for preferred shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits JP Morgan Chase Bank, as depositary, to convert dividends and other distributions with respect to preferred shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for preferred shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution CMN 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution CMN 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our preferred shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

Item 4. Information on the Company

A. History and Development of the Company

Basic Information

TIM Participações S.A. is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil and, with the recent acquisition of TIM Celular, is the only nationwide wireless provider in Brazil.

Our headquarters are located at Avenida das Américas, 3434-7th floor, 22640-102 Rio de Janeiro, Brazil and our telephone number is +55 (21) 4009-3742 and our fax number is +55 (21) 4009-3990.

Our agent for service of process in the United States is CT Corporation located at 111 Eighth Avenue, New York, NY 10011.

Historical Background

Our controlling shareholder, TIM Brasil (formerly Bitel), is a wholly-owned Brazilian subsidiary of TIM International N.V., which in turn is a wholly-owned Netherlands subsidiary of Telecom Italia. Telecom Italia operates in the Italian, Latin American and Mediterranean basin markets, reaching a total of 48.7 million clients worldwide as of December 31, 2005, of which 28.5 million are in the Italian market. The merger of Telecom Italia Mobile S.p.A. (“Telecom Italia Mobile”) with and into Telecom Italia was approved in a series of shareholder meetings held in early April 2005, and became effective on June 30, 2005. Telecom Italia is one of the world’s largest fixed-line telecommunications operators, with approximately 25.9 million installed fixed lines (including ISDN equivalent lines). Telecom Italia’s business activities also include leasing its lines and providing data communications services, information technology software and information technology services. Some of these services are provided through Finsiel, Olivetti, Technost, Telecom Italia Lab and Telecom Italia Media. In May 2003, the shareholders of Telecom Italia and Olivetti S.p.A. (“Olivetti”) approved the merger of Telecom Italia into Olivetti. Upon completion of this merger, the new entity was named “Telecom Italia S.p.A.” The group’s subsidiaries and its portfolio of investments include fixed-line and mobile telecommunications companies which operate mainly in Latin America and certain European countries.

Telecom Italia began operating in Brazil in 1998 and is today one of the leading wireless operators in the country. Telecom Italia considers its operations in Brazil extremely important, both as a standalone business and as a fundamental part of its Pan-South American GSM strategy. In the 2001 auctions held by Anatel for Bands D and E, Telecom Italia Mobile was the only company to be awarded licenses covering the entirety of the Brazilian territory, becoming as a result the sole operator to offer services on a nationwide level under the same brand. In 2002, Telecom Italia (then Telecom Italia Mobile) formed TIM Brasil, the holding company of Telecom Italia’s operating companies in Brazil.

Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás, as a regulated monopoly, acquired almost all the telephone companies operating in Brazil. Beginning in 1995, the Brazilian federal government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In 1996 and 1997, new Brazilian laws and decrees were adopted which provided for the privatization of Telebrás and introduced competition by allowing the auction of authorizations and concessions to privately -owned telecommunications service providers, while establishing Anatel as an independent regulatory agency.

The new regulatory framework established the structure of the Brazilian mobile telecommunications industry in place today. Ten wireless areas were established by Anatel. The cellular operations of Telebrás and another state -owned company were spun off into new holding companies. When these holding companies were privatized their operating subsidiaries became the legacy monopoly providers in each of the ten wireless areas, servicing essentially all the mobile customers then in the area. To introduce competition, additional bandwidths were auctioned off. As a result, seven of such ten areas now have four mobile service providers, and the rest have three such providers.

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

The New Holding Companies, together with their respective subsidiaries, consisted of:

•	eight cellular telecommunications service providers, each operating in one of ten regions (each a “Cellular Region”);

•	three fixed-line telecommunications service providers, each providing local service and intraregional long distance service in one of three regions (each a “Fixed-Line Region”); and

•	Embratel Participações S.A. — Embratel (“Embratel”), which provides domestic long distance telecommunications service (including intraregional and interregional), as well as international telecommunications service throughout Brazil.

Upon the Breakup of the Telebrás System, the Brazilian territory was initially divided by Anatel into ten separate cellular service regions (“Band A Regions”), each serviced by one of the New Holding Companies operating in the cellular telecommunications business. In addition, under the General Telecommunications Law, the Federal Government granted authorizations to new companies to provide cellular telecommunications service within a 25 MHz sub-band within the band of 800 to 850 MHz, which is referred to as Band B (“Band B”). Companies operating under the Band B are distributed throughout ten different regions, which generally overlap with the Band A Regions.

The rules set forth by Anatel prevented the controlling shareholders of Band A and Band B cellular service providers from holding more than one license, either in the form of an authorization or a concession, in a single PCS region. Accordingly, a company controlling a Band A or Band B cellular service provider that acquired control of a PCS authorization resulting in a geographical overlap of its licenses had two alternatives:

•	it could have sold its controlling shares in either the Band A or the Band B cellular service provider within six months of purchasing the PCS authorization; or

•	it could have waived the right to operate under the PCS authorization in the areas where overlapping Band A and Band B services existed.

As a result, some companies controlled by Telecom Italia waived their rights to provide PCS services in certain areas. Specifically, in 2001, TIM Brasil’s subsidiaries Portale Rio Norte and TIM Centro Sul waived their rights to operate under PCS authorizations in areas currently served by TIM Maxitel and us, because of geographical overlaps in the PCS authorizations awarded to Portale Rio Norte and TIM Centro Sul and the concessions held at that time by Maxitel and us.

On December 31, 2002, TIM Celular Centro Sul and Portale Rio Norte merged into Portale São Paulo S.A. On January 22, 2003, Portale São Paulo S.A. changed its name to TIM Celular S.A.

TSU and TND, the two companies that merged to form TIM in 2004, were each one of the New Holding Companies. In the Breakup of Telebrás, TSU and TND were each allocated all of the share capital held by Telebrás in the operating subsidiaries of the Telebrás System that provided cellular telecommunications services in their respective regions. The New Holding Company providing fixed-line telecommunications service in the Southern Region, in which TIM Sul operates, is Brasil Telecom, S/A (“Brasil Telecom”) and the New Holding Company providing fixed-line telecommunications service in the Northeastern Region, in which TIM Nordeste operates, is Tele Norte Leste Participações S.A. (together with its subsidiaries, “Telemar”).

In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of TSU and TND, to private investors. Shares of TSU and TND previously owned by the Federal

Government were sold to a consortium comprised of UGB Participações Ltda. (“UGB”) and Bitel, both companies organized according to the laws of the Federative Republic of Brazil. In March 1999, UGB sold its ownership interest in TSU and TND to Bitel, effective on upon approval by Anatel and the Brazilian antitrust agency (“CADE”). In September 2003, TIM Brasil S.A. merged into Bitel, and its corporate name was changed to TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is wholly owned, indirectly, by Telecom Italia, a corporation organized under the laws of Italy.

In December 2002, TIM Sul and TIM Nordeste converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under Personal Communications Services (“PCS”) regulations. Each of SMC and PCS are subject to specific regulations that differ from each other. As part of this conversion process, in July 2003, TIM Sul and TIM Nordeste also received from Anatel a national long distance and an international authorization, which were returned to Anatel in January 2005.

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

On May 30, 2005, we acquired all outstanding minority interests in our subsidiaries TIM Sul and TIM Nordeste.

Recent Developments

Proposed Amendment to Bylaws

On May 4, 2006, our Board of Directors approved a proposal to amend our bylaws. The proposed amendments included, among other things: (1) the expansion of the duties of the Board of Directors; (2) the creation of the Board of Executive Officers, which is responsible for approving significant transactions and the proposals, plans and projects to be submitted to the Board of Directors and/or Shareholders’ Meeting; (3) the promulgation of certain standards relating to the Statutory Audit Committee; and (4) other measures aimed at increasing transparency and enhancing corporate governance, such as reducing the term of Directors and Executive Officers from three to two years and increasing the maximum number of members of the Board of Directors from the five to seven members. The proposal will be submitted to our shareholders for their approval at a Special Shareholders’ Meeting.

Acquisition of TIM Celular S.A. by TIM Participações

On March 16, 2006, we acquired all of the share capital of TIM Celular, a wholly-owned subsidiary of our controlling shareholder, TIM Brasil, in order to integrate the two companies’ operations, seeking to optimize the group’s financial structure and management, creating one of the largest Brazilian wireless companies in terms of market capitalization presenting an attractive investment for shareholders. As a result, TIM Celular and its operating subsidiary, TIM Maxitel, became our subsidiaries. The acquisition became effective following approval in the Extraordinary Shareholders’ Meetings of our shareholders and the shareholders of TIM Celular, respectively, on March 16, 2006. For accounting purposes, the acquisition will be treated as if it had occurred on January 1, 2006. We intend to merge TIM Sul with and into TIM Celular and TIM Nordeste with and into TIM Maxitel in second half of 2006 in order to, among other things, further simplify our corporate structure and optimize certain tax benefits. On March 16, 2006, the corporate capital of TIM Participações was increased by R$5,983.8 million with the issuance of 1,443,012,977,093 shares that were subscribed by TIM Brasil to fund the acquisition of TIM Celular. The total capital of TIM Participações after the capital increase was R$7,455.9 million.

TIM Celular is a corporation (sociedade anônima) organized under the laws of Brazil, formed by the merger of TIM Celular Centro Sul and Portale Rio Norte into Portale São Paulo S.A., which changed its name to TIM Celular S.A.

TIM Celular together with its subsidiary, TIM Maxitel, cover an area containing 137.6 million inhabitants. TIM Celular provides cellular services to approximately 9.6 million customers in the Brazilian states of Acre, Amapá, Amazonas, Espirito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rio de Janeiro, Rio Grande do Sul (except , Capão do Leão, Morro Redondo, Pelotas and Turuçu), Rondônia, Roraima, São Paulo, Tocantins and in the Federal District. TIM Celular’s subsidiary, TIM Maxitel, provides cellular services to approximately 3.7 million customers in the Brazilian states of Bahia, Minas Gerais and Sergipe. In 2005, the combined penetration of TIM Celular and TIM Maxitel reached 49.4% and their combined market share totaled 18.5%.

The following table provides selected financial data for the year ended December 31, 2005 for TIM Celular and are derived from the annual financial statements of TIM Celular for December 31, 2005.

	December 31,
	2005 U.S.$(1)	2005 R$
	(in thousands of reais or U.S. dollars)
Brazilian GAAP
Income Statement Data:
Gross profit	722,529	1,691,223
Operating loss	(438,336)	(1,026,012)
Net loss	(574,248)	(1,344,143)

Balance Sheet Data:
Property, plant and equipment, net	1,938,872	4,538,318
Shareholders’ equity	2,556,408	5,983,785

(1)	Solely for the convenience of the reader, we have translated these amounts from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank at December 30, 2005 of R$2.3407 to U.S.$1.00. See “Presentation of Information—Presentation of Financial Information.”

We intend to merge TIM Sul with and in to TIM Celular and TIM Nordeste with and in to TIM Maxitel in the second half of 2006 in order to, among other things, further simplify our corporate structure and optimize fiscal benefits.

Agreement between Telecom Italia Group and Brasil Telecom

On April 28, 2005, Telecom Italia’s subsidiary, TIM Brasil, and Brasil Telecom reached an agreement, providing for a series of transactions requiring the approval of the relevant Brazilian authorities, calls for: (i) the merger of BRTC, a company 100%-controlled by Brasil Telecom and operating mobile services in Region 2, into TIM Brasil; (ii) the development of commercial and marketing activities, combining the two groups’ technological know-how, services and distribution networks; and (iii) the elimination of existing regulatory overlapping licenses.

In particular, TIM Brasil agreed to relinquish its long distance license and to avail itself of the transport services of Brasil Telecom, and Brasil Telecom agreed to acquire a minor equity participation in TIM Brasil and to place its sites and infrastructure at the disposal of TIM Brasil, thus accelerating plans for the development of network coverage.

The agreement was designed to, inter alia, meet the requirements of the Brazilian Telecommunications Authority (Anatel) aimed at resolving the issue of the overlapping mobile and long distance licenses of the two groups. For more information, see “Item 3.D. Key Information—Risk Factors—Some of our PCS licenses currently overlap with the licenses of a deemed affiliate.”

In addition, on April 28, 2005, Telecom Italia Group agreed to finally settle pending litigation against Brasil Telecom and its controlling shareholders. For more information, see “Item 3.D. Key Information—Risk Factors— Some of our PCS licenses currently overlap with the licenses of a deemed affiliate.”

At the beginning of May 2005, several actions were brought by certain pension fund indirect shareholders in Solpart, with regard to the above mentioned agreements, in order to challenge the implementation of the merger between TIM Brasil and BRTC. With respect to such actions, two interim reliefs were granted by the courts of Rio de Janeiro against Telecom Italia International, TIM International, TIM Brasil, Techold, Timepart, Solpart and others, in order to prevent acts aimed at implementing the merger of BRTC with and into TIM Brasil, according to the agreement reached by the two companies on April 28, 2005. TI group companies filed appeals against both injunctions. In light of the pending litigation questioning the parties’ obligations under the agreement and preventing the implementation of the merger of BRTC with and into TIM Brasil, the agreement herein described between Brasil Telecom and TIM Brasil was terminated on April 29, 2006, as per the terms provided in such agreement.

Capital Expenditures

Our capital expenditure priorities in 2005 related primarily to the expansion of the capacity and quality of our GSM network, as well as the development of information technology systems. Capital expenditures, including accounts payable, during 2003, 2004 and 2005 were R$505.6 million, R$674.9 million and R$684.5 million, respectively.

The following table sets forth our capital expenditures in each individual category for each of the three years ended December 31, 2005, 2004 and 2003.

Capital expenditures	Year ended December 31,
	2005		2004		2003 (pro forma)(1)		2003
Telecommunications equipment	R	$ 392.0	R	$ 472.5	R	$ 302.5	R	$ 146.1
Network construction		60.9		77.7		52.1		4.9
Information technology		148.0		52.2		69.6		35.6
PCS License		0.0		2.8		40.9		17.6

Others		83.6		69.7		40.5		8.8

Total capital expenditures	R	$ 684.5	R	$ 674.9	R	$ 505.6	R	$ 213.0

(1)	The pro forma information reflects the TSU/TND merger as if the merger occurred on January 1, 2003. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Of our total R$684.5 million capital expenditures in 2005, R$672.6 million were primarily targeted to the expansion of the GSM network capacity and quality and the development of information technology systems. Our capital expenditure priorities in 2006 include the expansion of the capacity of our GSM network and the development of information technology systems. We have planned for approximately R$543.2 million in capital expenditures for 2006 for expenditures relating to our subsidiaries, TIM Sul and TIM Nordeste, and an additional R$1,385.5 million in capital expenditures for 2006 for expenditures relating to our subsidiaries, TIM Celular and TIM Maxitel, for total planned capital expenditures in 2006 of R$1,928.7 million.

We set capital expenditure estimates yearly and base them on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in 2006.

For a discussion of the methods we used to finance capital expenditures and the recent evolution of capital expenditures, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

General

As of the end of 2005, Brazil was the world’s fifth most populous nation with a population of approximately 185 million, and Latin America’s largest economy. Pyramid Research, Inc., an independent U.S. telecommunications market research firm, estimates that Brazil represented approximately 37% of Latin America’s total telecommunications market as of the end of 2005. According to the Brazilian National Agency of Telecommunications (Agência Nacional de Telecomunicações), or Anatel, as of December 31, 2005, there were approximately 86 million mobile line customers and 39 million fixed line customers representing a penetration rate of, respectively, 47% and 21% of Brazil’s population.

The Brazilian mobile market has rapidly expanded in recent years, while the number of fixed lines has remained essentially the same since 2002. In 2003, the number of mobile lines surpassed the number of fixed lines. While the fixed line penetration rate peaked at 23%, the mobile penetration rate reached 36% at the end of 2004 and was 47% at the end of 2005. During 2005 the number of mobile lines increased by approximately 20 million, or 30%, from approximately 66 million at the end of 2004 to approximately 86 million at the end of 2005.

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. As of March 31, 2006, there were approximately 89 million mobile lines, representing 48% of the population. Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, its focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers. According to Anatel, at the end of both 2004 and 2005, in Brazil approximately 81% of mobile lines were prepaid and 19% were postpaid, notwithstanding a 20 million increase in the number of subscribers during 2005. The average monthly revenue per mobile customer in Brazil for 2005 was approximately R$28.

Three different technologies, TDMA, CDMA and GSM, are deployed by mobile telecommunications providers in Brazil. According to Anatel, GSM is the leading technology, used by approximately 45 million mobile subscribers, or 52% of all subscribers, at the end of 2005. GSM is also the fastest growing, with usage increasing during 2005 by more than 100% from 22 million users at the end of 2004. GSM is an advanced technology, which facilitates the offering of many value-added services and can also be offered with high speed EDGE technology which further facilitates data and multimedia services. CDMA technology ranked second, used by approximately 24 million subscribers in 2005, while TDMA ranked third with 17 million users. Operators are in general phasing out TDMA networks, migrating customers to GSM or CDMA.

Our Business

We primarily use the global system for mobile communications technology, or GSM, to provide mobile telecommunications services throughout Brazil. In four of our areas we still offer time-division multiple access technology, or TDMA, in addition to GSM. Since the introduction of GSM technology in the fourth quarter of 2002, the percentage of our customers using GSM technology has rapidly increased, reaching approximately 83% as of December 31, 2005. In those areas where we still offer TDMA technology, we will continue to try to migrate our remaining TDMA customers to GSM. We offer value-added services, including short message services or text messaging, multimedia messaging services, push-mail, Blackberry service (the first provider in Brazil to do so), video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voice mail, conference calling, chats and other content and services. We provide interconnection services to fixed line and mobile service providers as well.

Regional Overview

We, together with our newly acquired subsidiaries, TIM Celular and TIM Maxitel, cover an area containing over 157 million of Brazil’s 186 million inhabitants. Our mobile operating subsidiaries have approximately 21 million customers located in each of the Brazilian states and in the Federal District. On March 31, 2006, our combined penetration reached approximately 48% and our combined market share totaled approximately 23.5%. The map below shows an overview of the Brazilian mobile telecommunications market based on the wireless areas established by Anatel.

Through our subsidiaries, we provide mobile telecommunications services using digital technologies to the ten wireless areas of Brazil shown in the above map, as set forth below, including information for our newly acquired subsidiaries, TIM Celular and TIM Maxitel.

Operating Subsidiary	Customers (As of March 31, 2006) (in thousands)	Areas Covered	Technology

TIM Nordeste	3,824.9	Area 10 shown above. Includes the states of Alagoas, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Piauí.	GSM and TDMA

TIM Sul	3,955.3

Area 5 shown above.

Includes the states of Paraná (other than the municipalities of Londrina and Tamarana) and Santa Catarina. Includes the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu (state of Rio Grande do Sul).

			GSM and TDMA

TIM Celular	9,585.7

Areas 1, 2, 3, 6, 7 and 8 shown above.

Includes the states of Acre, Amapá, Amazonas, Espirito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Rio de Janeiro, São Paulo and Rio Grande do Sul (except Pelotas, Capão do Leão, Morro Redondo and Turuçu), Tocantins and the Federal District. Also includes the cities of Londrina and Tamarana (state of Paraná).

			GSM

TIM Maxitel	3,652.3	Areas 4 and 9 shown above. Includes the states of Bahia, Minas Gerais and Sergipe.	GSM and TDMA

The following table sets forth combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated, and does not account for our acquisition of TIM Celular. Except as otherwise indicated, the amounts presented in the following table are our estimates.

	On December 31,
	2005		2004		2003 (pro forma)(1)		2003
	(in millions, except percentages)
Brazilian population (2)		185		180		178	178
Total penetration(3)(4)		47%		36%		26%	26%
Brazilian subscribers		86.2		65.6		46.4	46.4
National percentage subscriber growth		31.4%		41.5%		32.9%	32.9%
Regional population		46.0		45.0		44.0	15.6
Population we cover(2)		36.0		35.0		34.0	12.6
Percentage of urban population we cover(5)		87.0%		86.0%		85.0%	82.0
Total number of our subscribers		7.5		5.7		4.2	2.1
Our percentage growth in subscribers		33.0%		33.8%		16.0%	19.0
Our percentage of postpaid customers		20.0%		24.0%		29.0%	26.0%
Our ARPU(6)	R$	31.34	R$	36.53	R$	38.59	40.00

(1)	The pro forma information reflects the TSU/TND merger as if the merger occurred on January 1, 2003. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”
(2)	Information from IBGE, based upon Censo Demográfico 2000. The large increase as of December 31, 2005 represents an adjustment made by IBGE.
(3)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.
(4)	Based on information published by Anatel and IBGE.
(5)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.
(6)	Average monthly revenue earned per TIM subscriber.

GSM Overlay

We began offering Global System for Mobile Communications (“GSM”) technology to our customers in the second half of

2003. By late 2004, our GSM coverage reached 599 cities, meaning that the services were extended to 91% and 82% of the urban population in the Southern and Northeastern Regions, respectively. By December 31, 2005, 4,780,732 of our customers or 64.6% of our total lines were using GSM technology, representing 72.3% and 54.5% of our customers in the Southern and Northeastern Regions, respectively.

Cities covered by GSM technology have access to General Packet Radio Service (“GPRS”) and the high-speed, Enhanced Data rates for Global Evolution (“EDGE”) technologies. These innovations facilitated the use of data and multimedia services by customers all over Brazil.

Mobile Service Rates and Plans

In Brazil, as in most of Latin America, mobile telecommunications service is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls. Additional charges apply when a customer receives or places calls while outside of the customer’s “home registration area”, which are the areas into which we divide our coverage areas.

Under our current authorizations, we are allowed to set prices for our service plans, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel must ratify our basic and other service plans, but its focus is on compliance with the relevant regulatory rules rather than the prices charged. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” We charge different rates for our services, which vary depending on the time of the day, the day of the week, the customer’s service plan, and the location of the parties on a call.

Anatel regulations require mobile telecommunications providers to offer service to all individuals regardless of income level. We recommend service plans that are suitable to each potential customer’s needs and credit history, such as our prepaid service plans described below. If a customer fails to make timely payment, services can be interrupted. See “—Billing and Collection.”

We offer mobile services under a variety of rate plans to meet the needs of different customer segments, including our corporate customers. The rate plans are either “postpaid,” where the customer is billed monthly for the previous month, or prepaid, where the customer pays in advance for a specified volume of use over a specified period.

Our postpaid plans include the following charges:

•	monthly subscription charges, which usually include a number of minutes of use that are included in the monthly service charge;

•	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and

•	additional charges, including charges for value-added services and information.

Certain plans include the cost of national roaming and long distance in the price per minute so that all calls within Brazil cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for minutes included in the monthly service charge and lower per minute usage charges under a single contract while other plans are designed to satisfy the more limited needs of low-usage postpaid subscribers. We also offer customized services to our corporate clients which may include local call rates between employees wherever located in Brazil.

We also offer several prepaid plans, none of which include monthly charges. Prepaid customers can purchase a prepaid calling card that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification. Our customers can purchase calling cards at various points of sale throughout Brazil, such as banks, grocery stores and gas stations, as well as at our stores and authorized dealers. Our customers can also recharge their calling cards at various points of sale throughout Brazil instead of purchasing a new card. We estimate that as of December 31, 2005, these points of sale numbered over 50,000. Prepaid plans serve the needs of distinct consumer segments such as the youth market, and customers with variable or low income who otherwise would not be able to obtain postpaid service due to their credit profile.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years are set forth below.

Category of Activity	Year ended December 31,
	2005	2004	2003 (pro forma)(1)	2003
	(in millions of reais)
Gross mobile telephone services	3,169.74	2,782.40	2,351.54	1,159.46
Gross sales of handsets and accessories	733.53	646.77	379.26	255.72

Total	3,903.27	3,429.17	2,730.80	1,415.18

(1)	The 2003 pro forma information reflects the TND/TSU Merger as if it occurred on January 1, 2003. For an explanation of how the pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

•	value-added services, including charges for short message services or text messaging, multimedia messaging services, push-mail, BlackBerry service, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content and services.

We also earn revenues from sales of mobile handsets and accessories.

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans which varies based on the usage limits under the plan.

Network Usage Charges

We divide our coverage areas into certain areas defined as “home registration areas”. Calls within the same home registration area are considered local calls. Each of our customers is registered as a user of one of our home registration areas.

As determined by Anatel, our usage rate categories for local mobile services on a prepaid or postpaid basis are as follows:

•	VC1. The VC1 rate is our base rate per minute and applies to calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.

•	AD. AD is a per-call surcharge applicable to all outgoing calls or incoming calls made or received by a customer while outside such customer’s home registration area.

•	VU-M. VU-M is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. (See “—Interconnection Charges.”) Pursuant to a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, our interconnection fee paid by other operators when their users access our network to communicate with our users was adjusted by 4.5%, as of June 12 and July 17, 2005 for TIM Sul and TIM Nordeste, respectively.

As described above under “Mobile Service Rates and Plans”, we are allowed to set the rates we charge within these rate categories. Usage charges are for minutes in excess of those included as part of the monthly subscription charge under the relevant postpaid plan.

Roaming Fees

We receive revenue pursuant to roaming agreements we have entered into with other mobile telecommunications service providers. When a call is made from within our coverage area by a client of another mobile service provider, that service provider is charged a roaming fee for the service utilized, be it voice, text messaging or GPRS, at our applicable rates. Similarly, when one of our clients makes a mobile call when that customer is outside of our coverage area using the network of another service provider, we must pay the charges associated with that call to the mobile service provider in whose coverage area the call originates at the applicable rate of such mobile service provider.

Automatic national roaming permits our customers to use their mobile telephones on the networks of other mobile service providers while traveling or “roaming” in the limited areas of Brazil that are outside of our network, complementing our current mobile coverage. Similarly, we provide mobile telecommunications service to customers of other mobile service providers when those customers place or receive calls while in our network. Mobile service providers party to roaming agreements must provide service to roaming customers on the same basis that such providers provide service to their own clients. All such providers carry out a monthly reconciliation of roaming charges. Our roaming agreements have a one-year term and automatically renew for additional one-year terms.

Interconnection Charges

Interconnection charges represent a significant part of our revenues. We receive interconnection revenues in connection with any call originating from another service provider’s network, mobile or fixed line, which is received by any mobile customer, of ours or of another provider’s, while using our network, except for most local calls, i.e., those within the same home registration area. We charge the service provider from whose network the call originates an interconnection fee for every minute our network is used in connection with the call. The interconnection fees we charge other service providers became freely negotiable in 2005. As these negotiations were not fully successful, these charges are currently subject to an arbitration procedure pending before Anatel. The fees received prior to completion of such arbitration procedure will not be affected by its outcome. As of May 1, 2006, the interconnection fee (VU-M) we charge other mobile operators ranged from R$0.38968 per minute to R$0.42850 per minute. See “—Regulation of the Brazilian Telecommunications Industry—PCS Regulations”. On the other hand, we pay an interconnection fee for calls made by our subscribers that use another provider’s fixed line or mobile network.

We have entered into interconnection agreements with all the telecommunications service providers operating in Brazil, which include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. In the absence of a specific agreement, the interconnection rates that we charge and pay are those approved by Anatel, which currently range from R$0.38968 to R$0.42850. As noted above, a number of our interconnection agreements currently are being reviewed by Anatel and are still pending approval. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” The interconnection fees we were permitted to charge other mobile telecommunications providers, and which other mobile telecommunications providers charge us, has in the past frequently been adjusted by Anatel, increasing incrementally from R$0.2552 per minute, net of taxes, on October 19, 2000, up to R$0.42850 per minute, net of taxes, as of May 1, 2006

Long Distance

Telecommunications customers in Brazil are able to select long distance carriers on a per-call basis under the Código de Seleção de Prestadora, or the CSP program, introduced in July 2003, by punching in a two-digit code prior to dialing long distance. This regulation also increased the size of home registration areas, calls within which are local calls and, as a result, reduced the number of home registration areas.

We offer long distance services to our customers throughout Brazil through our wholly-owned subsidiary TIM Celular. This service allows our mobile customers the option of continuing to use our service for long distance calls, which we believe strengthens our relationship with and the loyalty of our customers, and enhances the perception of our brand as a comprehensive mobile telecommunications service. Mobile customers of other service providers can also choose to use our long distance service.

Under this structure, a customer is charged the VC1 rate directly by us only for calls made by and completed to a number registered within that customer’s home registration area. Long distance calls, however, are charged to a customer by the chosen long distance carrier. Other long distance carriers, in turn, pay us a VU-M fee for any use of our network for a long distance call.

As determined by Anatel, our long distance usage rate categories are as follows:

•	VC2. The VC2 rate applies to calls placed by a customer located in one of our home registration areas selecting us as the long distance carrier, on a per-call basis, to place a call to a person registered in another home registration area within the same wireless area recognized by Anatel;

•	VC3. The VC3 rate applies to calls placed by a customer located in one of our home registration areas selecting us as the long distance carrier, on a per-call basis, to place a call to a person registered outside the same wireless area recognized by Anatel; and

•	VU-M. VU-M is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for long distance calls. (See “—Interconnection Charges.”) Pursuant to a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, the interconnection fee paid by other operators when their users access our network to communicate with our users was adjusted by 4.5% as of March 28, 2006.

Long distance usage charges are in excess of any long distance services included as part of the monthly subscription charge under any postpaid mobile service plan.

Pursuant to Anatel regulations, only one entity within the TIM Brasil corporate group may provide telecommunications services within a particular authorization area. Prior to the acquisition of TIM Celular, TIM Celular was controlled by Telecom Italia and TIM Brasil but was not a subsidiary of TIM Participações, creating an overlap in long distance authorizations because telecommunications services were being offered by both TIM Celular and TIM Participações, which Anatel required be eliminated within 18 months. This was resolved by the relinquishing of TIM Sul’s, TIM Nordeste’s and TIM Maxitel’s authorizations on January 4, 2005. Since our acquisition of TIM Celular on March 16, 2006, we are again authorized to offer long distance service through TIM Celular.

Value-Added Services

We offer, directly or through agreements entered into with third parties, value-added services, including short message services or text messaging, multimedia messaging services, push-mail, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content to our postpaid and prepaid customers. In addition, we were the first mobile service provider in Brazil to offer subscriptions for BlackBerry service. Under various postpaid mobile plans some value-added services are included in the monthly subscription charge at a specified level of usage.

GSM, the technology used by a substantial majority of our customers, is recognized as a superior platform for these services compared to other existing mobile technology, which we believe positions us well to benefit from the increased popularity of these services in Brazil. Value-added services represented 6.9% of our service revenues in 2005, and for the three month period ended March 31, 2006 represented 7.3% of our service revenues, reflecting our acquisition of TIM Celular. However, we experienced a significant growth in usage of these services since the beginning of 2005, as illustrated by revenue growth from value-added services of 84.9% compared to 2004, and over 100% on a pro forma basis reflecting our acquisition of TIM Celular. We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

Short Message Services (SMS) or Text Messaging. Since December 2001, through agreements with other providers, we have offered two-way short (or text) message services, allowing our subscribers to send and receive short messages to and from users of networks of other carriers. In 2005, SMS represented approximately 65% of the revenue we derived from value-added services. Notwithstanding the expectation that other value-added services will begin to generate more revenue, we expect the proportionate contribution of SMS to remain at similar levels, since we believe SMS usage can continue to increase based on the lower usage rates in Brazil compared to Europe and the United States.

Multimedia Messaging Service (MMS). As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account.

Downloads. We offer personalized ring tones, true tones, screen savers, business data solutions, games and videoclips for downloading.

Web browsing. Wireless application protocol, or WAP is a global standard designed to make Internet services available to mobile telephone users. WAP allows a micro “browser” in a mobile phone to link into a gateway service in our network enabling users to browse through different pages of information on the Internet. We currently offer e-mail, data and information services and electronic commerce transactions, to our prepaid and postpaid users.

Data transmission. We also offer general packet radio services (GPRS) to our postpaid and prepaid subscribers through our GSM network. GPRS is a non-voice value-added service that allows information to be sent and received across a mobile network. GPRS radio resources are used only when users are actually sending or receiving data. Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users. As a result, large numbers of GPRS users can share the same bandwidth and be served from a single cell. The number of users supported depends on the application being used and how much data is being transferred. Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours. GPRS therefore allows us to maximize the use of our network resources. Our network allows customers with enabled devices to use EDGE technology, which is an evolution of GPRS allowing higher data transmission and a better using experience.

Sales of Mobile handsets

We offer a diverse portfolio of approximately 45 handset models from several handset manufacturers, including Nokia, Samsung, Motorola, Sony and Ericsson, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores. We are focused on offering an array of handsets with enhanced functionality for value-added services, including handsets that make GPRS, EDGE, MMS, MP3, tri-band, infra-red, Bluetooth, browsers, internet, e-mail and Java available, while reducing reliance on the subsidies for handsets that have characterized the Brazilian market. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. At present, we believe that supplies of mobile handsets are sufficient to satisfy demand. See “—Our Network.”

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are being negotiated under the supervision of Anatel.

Sales and Marketing

We commenced marketing our mobile telecommunications services under the brand “TIM” in March 1999. We divide our market into three main categories: large business customers (businesses with four or more mobile lines), medium business customers (businesses with fewer than four mobile lines), and individual customers. These categories are divided further according to level of usage, distinguishing, for example, high-volume users from other categories of usage. We take these categories into account when developing service plans, sales strategies, customer service strategies and new products, as well as for billing and collection purposes. We also use market research reports and focus group studies to analyze our customer base. We refer to this analytical approach to our customer base as “customer segmentation.” We currently intend to reduce our level of promotions and subsidies for handsets and certain prepaid services, and to focus our sales and marketing efforts on postpaid customers, high quality prepaid customers and service plans. In addition, although there can be no assurance, if we can achieve and maintain a clear lead in customer satisfaction we believe we will be well placed to benefit if number portability is introduced in Brazil as expected within the next few years.

As of December 31, 2005, our services were marketed through the largest distribution network in Brazil with 3,756 points of sale, of which approximately 32 were our own stores or exclusive franchises. In addition, we had over 55,000 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. We, however, intend to focus on sales through our exclusive stores and franchises as opposed to general retail stores where subsidies often generate losses. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered. Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

We began offering Global System for Mobile Communications (“GSM”) technology to our customers in the second half of 2003. By late 2004, our GSM coverage reached 599 cities, meaning that the services were extended to 91% and 82% of the urban population in the Southern and Northeastern Regions, respectively. By December 31, 2005, 4,780,732 of our customers or 64.6% of our total lines were using GSM technology, representing 72.3% and 54.5% of our customers in the southern and northeastern regions of Brazil, respectively.

Cities covered by GSM technology have access to General Packet Radio Service (“GPRS”) and the high-speed, Enhanced Data rates for Global Evolution (“EDGE”) technologies. These innovations facilitated the use of data and multimedia services by customers all over Brazil.

As or March 31, 2006, and reflecting our acquisition of TIM Celular, our wireless networks use only digital technologies, primarily GSM, and cover approximately 91% of the urban Brazilian population based to Anatel’s coverage criteria. In four areas, in addition to GSM we offer TDMA, a technology that divides radio spectrum into assigned time slots to transmit signals. As of March 31, 2006, approximately 85% of our subscribers used GSM technology and we expect our remaining TDMA customers to migrate to GSM within the next few years. Because GSM is widely used in Europe and North America, it provides faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, we believe GSM is a better gateway to third generation, or more advanced, wireless technologies and a better platform for value-added services. We do not offer CDMA, an alternative technology that divides radio spectrum using codes rather than time slots, which we believe is an older technology and less well supported by suppliers.

With our acquisition of TIM Celular, we hold authorizations from Anatel to provide our mobile services in each of the ten wireless areas of Brazil over various frequency spectrums. We are also monitoring the status of the possible auction of new bandwidth authorizations by Anatel. We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is at the core of our business.

Our wireless network principally includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches and 8,427 radio base stations in our GSM network and 2,381 radio base stations in our TDMA network as of March 31, 2006. The network is connected primarily by a fiber-optic transmission system leased mainly from Telemar, Embratel, Brasil Telecom and Telefônica. Nokia, Ericsson and Siemens are our main suppliers of GSM network equipment.

In light of the widespread geographic coverage we have already achieved, we are focusing the further expansion and improvement of our GSM network on areas where it is important to increase the quality of our coverage, such as in tunnels, along major roadways, inside buildings in metropolitan areas and in frequented areas, such as tourist destinations, which typically experience high mobile use. We also will continue to ensure our network has the capacity to absorb high call volume where relevant.

Site-Sharing Agreements

With the objective of avoiding unnecessary duplication of networks and infrastructures, Anatel permits telecommunications service providers to use other providers’ networks as secondary support in providing telecommunications services. Therefore, we have allowed other telecommunications service providers to use our infrastructure, and we have used others’ infrastructure, pursuant to site-sharing agreements we have entered into with such providers.

Customer Service

We have nine customer service call centers, five of which we operate in-house and four of which we outsource, which allow our customers to obtain customer service 24 hours a day, 7 days a week. At March 31, 2006, we had approximately 8,700 customer service representatives, comprised of employees and contractors.

We provide each of our customer service representatives with specialized training on one or more of the topics that are most frequently the subject of customer calls. Calls to our customer service numbers are pre-routed through our automated call center to a representative who has received specialized training on the topic most relevant to the customer’s inquiry. In addition, through our customer segmentation analysis we endeavor to direct calls from our high-value customers to in-house customer service representatives or dedicated outsourced representatives to maintain quality control. We have implemented several ways in which our customers can contact us, including the Customer Relations Center and the Customer Council, and we are implementing additional ways to contact us, including our Ombudsman and the hotline “Fale com o Presidente” (Speak to the President). We have also created a Satisfaction Committee, which is comprised of senior management personnel from all the sectors of our companies which maintain a direct relationship with our customers. This committee monitors procedures involving our customers and their relevant quality standards. Through our website, our customers may obtain copies of invoices, as well as access information regarding operations, new services and rate plans. We believe providing this customized service increases customer satisfaction and results in customer retention.

Our customer service strategy focuses on using our streamlined call response structure and specialized training to increase the number of “first call fixes”, or issues that are resolved on the first call to our customer service department, increase the percentage of calls answered, increase the level of service provided and reduce the time taken to resolve issues that cannot be resolved on the first call and are referred to our back-office support function. We believe this strategy will allow us to strengthen our already high levels of customer satisfaction, while increasing the productivity of our customer service department and reduced costs associated with customer service calls.

We believe that achieving and maintaining a clear lead in customer satisfaction is important to maintain our high quality customer base and our position in the Brazilian mobile telecommunication industry and to position us to benefit whenever number portability is introduced in Brazil.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by a third-party vendor. These systems have four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options. Certain aspects of billing mobile customers in Brazil are regulated by Anatel. Currently, if a customer’s payment is more than 15 days overdue, we usually suspend the customer’s ability to make calls, and if the payment is 30 days overdue, the customer will not be able to make outgoing calls or receive incoming calls. After 75 days from the customer’s payment due date, we generally discontinue service entirely, although discontinuation of service is sometimes delayed until 120 days after the due date for valued customers.

Pursuant to Anatel regulations, we and other telephone service providers periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis. See “—Sources of Revenue—Interconnection Charges” and “—Sources of Revenue—Roaming Fees.” Currently, the roaming reconciliation process is largely managed by industry sponsored groups, including Verisign Clearing House for domestic roaming TDMA and MACH for domestic and international GSM, while the interconnection reconciliation process is primarily managed directly by us.

Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents of another individual to obtain mobile services, and “cloning fraud,” which consists of duplicating the mobile signal of a mobile subscriber and thereby allowing the perpetrator to make calls using the subscriber’s signal, are the two principal types of fraud relating to mobile service. Since a substantial majority of our customers use GSM, an entirely digital technology, we experience a low level of “cloning fraud” which is fairly common in parts of Brazil for users of TDMA, CDMA and other technologies that use analog technology either entirely or in connection with some roaming services.

We have implemented cloning fraud-prevention measures, including restrictions on the level of international calls, and cloning fraud-detection measures, including review of call records to detect abnormal usage patterns, in an effort to detect fraud as quickly as possible and thereby reduce the associated costs. We use a nationwide fraud detection system licensed from Hewlett Packard. This system analyzes various aspects of mobile service usage including simultaneous usage by a single customer, call frequency and unusually high usage patterns.

As part of our commitment to excellent customer service, in the limited instances in which our customers experience cloning fraud, the customer’s number, mobile telephone, or both, are changed free of charge. If subscription fraud has occurred, both the applicable number and the mobile telephone line are terminated. If part of a fraudulent call is carried by the network of another service provider, we are generally obligated to pay that service provider the applicable interconnection fee, regardless of whether we ever collect the receivable associated with the call.

Competition

Mobile Competitors

In addition to TIM, there are two other major participants in the Brazilian mobile market, Vivo and Claro, and three significant but smaller participants, Oi, the Telemig Group and Brasil Telecom Celular.

TIM is the brand name under which we market our mobile telecommunications services. We offer GSM, including EDGE, and TDMA technology. Currently, our subsidiaries, including TIM Celular and TIM Maxitel, hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us the only mobile operator in Brazil offering nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. Our network covers approximately 85% of the country’s population based on Anatel’s coverage criteria.

Vivo Participações S.A. is jointly controlled by Portugal Telecom and Spain’s Telefónica Móviles. In six of the eight areas in which Vivo operates it is the owner of the legacy monopoly mobile operators acquired in Brazil’s telecommunications privatization. Vivo is the largest mobile service provider in Brazil in terms of users, with approximately 30 million subscribers in Brazil, representing a 34.5% market share, as of the end of 2005 according to Anatel. Vivo offers TDMA and CDMA, but not GSM, technology. Vivo holds mobile licenses in all areas of Brazil, other than areas 4 and 10 (Minas Gerais and Northeast) (see map below under “—Regional Overview”). Its network covers approximately 64% of the country’s population based on Anatel’s coverage criteria.

Claro is the brand name used by various Brazilian companies controlled by America Movil, S.A. de C.V., a Mexican company which offers telecommunications services in various parts of Latin America. As of the end of 2005, Claro had approximately 19 million mobile subscribers in Brazil, representing a 21.6% market share, according to Anatel. Claro offers TDMA and GSM, including EDGE, technology. Claro holds mobile licenses in all areas of Brazil, other than area 8 (North) (see map below under “—Regional Overview”). Its network covers approximately 69% of the country’s population based on Anatel’s coverage criteria.

Oi is the brand name used by TNL PCS S.A., a subsidiary of Tele Norte Leste Participações S.A. , or Telemar, one of the Telebrás legacy fixed line carriers in Brazil. As of the end of 2005, Oi had approximately 10 million subscribers in Brazil, representing a 12.0% market share, according to Anatel. Oi offers GSM, including EDGE, technology. Oi holds mobile licenses in areas 3, 4, 8, 9 and 10 (see map below under “—Regional Overview”). Oi’s network covers approximately 37% of the country’s population based on Anatel’s coverage criteria.

Telemig Celular Participacoes S.A. is a provider of mobile telecommunications services in the state of Minas Gerais and in the North. Telemig Celular’s control group also holds participation in Amazonia Celular S.A., which provides mobile cellular services in the states of Amapá, Amazonas, Maranhão, Pará and Roraima. As of the end of 2005, Telemig Celular had approximately 4.6 million mobile subscribers in Brazil, representing a 5.3% market share in Brazil, according to Anatel. Telemig Celular and Amazonia Celular offer GSM, including EDGE, and TDMA technology. Telemig Celular and Amozia Celular holds mobile licenses in areas 4 and 8 (see map below under “—Regional Overview”). Its network covers approximately 15% of the country’s population based on Anatel’s coverage criteria.

Brasil Telecom S.A., another Telebrás legacy fixed line carrier, began providing wireless service in 2004 through its subsidiary Brazil Telecom Celular S.A. As of the end of 2005, Brasil Telecom had approximately 2.2 million mobile subscribers in Brazil, representing a 2.6% market share, according to Anatel. Brasil Telecom offers GSM, including EDGE technology. Brasil Telecom holds mobile licenses in areas 5, 6 and 7 (see map below under “—Regional Overview”). Its network covers approximately 20% of the country’s population based on Anatel’s coverage criteria.

The Brazilian mobile telecommunications industry is highly competitive. One or more of our competitors may have greater financial or technical resources than us or more regional experience. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot be assessed with precision and that are beyond our control. Among such factors are our competitors’ size, experience, business strategies and capabilities, the prevailing market conditions and the applicable regulations.

Other Competition

We also compete with fixed line telephone service providers. The fixed line incumbent providers in Brazil, Telemar, Brasil Telecom and Telefónica, are offering packages of services including voice (both fixed line and mobile), broadband and other services, an approach called “bundling”. Fixed line providers are however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers.

On April 27, 2000, Anatel issued Resolution No. 221/00, regulating Specialized Mobile Service (“Trunking”), with rules similar to the ones applicable to the cellular telecommunications services. Trunking service providers are not permitted to offer their services to individuals, and therefore will be competing with us exclusively in the corporate segment of our market. Nextel has provided Trunking services in Brazil since 2001.

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

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10C. Material Contracts”.

Interconnection Agreements

We have entered into interconnection agreements with all telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Due to our migration to GSM service, we have adapted our interconnection to conform to the new PCS rules and submitted these revised contracts to Anatel. A number of our interconnection agreements currently are being reviewed by Anatel in light of our migration to PCS and are still pending approval. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. In the absence of a specific agreement, the interconnection rates that we charge are those established by Anatel regulations. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

Roaming Agreements

We have entered into roaming agreements for automatic roaming with other cellular service providers operating outside our Regions. Automatic roaming permits our clients to use their mobile telephones on the networks of other cellular service providers while traveling or “roaming” in Brazil outside our Regions. Similarly, we provide cellular telecommunications service to customers of other cellular service providers when those customers place or receive calls while visiting our Regions. The cellular service providers party to these agreements must provide service to roaming clients on the same basis that they provide service to their own clients and to carry out a monthly reconciliation of roaming charges. The agreements generally have a one-year term and may be automatically renewed for additional one-year terms.

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

International Roaming Agreements

We have roaming agreements with other GSM telecommunications service providers operating in 154 countries.

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

Taxes on Telecommunications Goods and Services

The costs of telecommunications goods and services to clients are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, ISS, COFINS, PIS, FUST Tax, FUNTTEL Tax, FISTEL Tax and Income Tax, which are described below.

•	ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states impose at varying rates on certain revenues from the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services in the state of Paraíba is 30%, in the state of Rio Grande do Sul is 29%, while the rate is 28% in the state of Pernambuco, 27% in the states of Paraná, Alagoas, Ceará and Rio Grande do Norte and 25% in the states of Santa Catarina and Piauí. The ICMS tax rate imposed on the sale of mobile handsets averages 17% throughout the Regions, with the exception of some handsets whose manufacturers are afforded some local tax benefits, in which case the highest rate is 7%. In 2005, some of the states in Brazil started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer who manufactures goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain. In May 2005, the states decided, with the exception of the state of Alagoas and the Federal District, that from January 2006, on the sale of calling cards to dealers or final customers, the sellers must issue invoices of communications services (Model 22) corresponding to the value of tax due. The amount of ICMS tax due in such transactions is passed on to the dealers or final consumers. Dealers are given a credit for the ICMS collected by TIM to be used in subsequent transactions (non-cumulative system).

•	ISS. The Imposto Sobre Serviços, or ISS, taxes certain services listed in the List of Services prescribed by Complementary Law No. 116/03 (“LC116/03”). This list also includes certain services that have the purpose of providing goods. Municipalities impose this tax at varying rates, but in the majority of large cities, the ISS rate is around 5%. The tax basis of the ISS is the price of the service, minus certain exceptions (construction services). As provided by Constitutional Amendment No. 20, dated June 12, 2002, municipalities must charge the minimum rate of 2% and they must not directly or indirectly grant tax benefits that may result in and effective rate below 2%. In August 2003, the LC 116/03, established a new framework for the ISS. Municipalities are required to adapt their respective ISS legislation in order to comply with the rules set forth by LC 116. Such new rules are effective as from January 1, 2004.

•	COFINS. The Contribuição Social para o Financiamento da Seguridade Social, or COFINS, is a social contribution tax on gross revenues (both operating and financial). On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% but permitted taxpayers to offset up to one-third of the amount of COFINS paid against the amount owed as Contribuição Sobre Lucro Líquido (“CSL”), a social contribution tax assessed on net income. The ability to offset COFINS against CSL was subsequently revoked for periods after January 1, 2000. On January 1, 2000, we began to pay the COFINS tax over our bills at a rate of 3%. In October 2003, the COFINS legislation was further amended, making this tax to be non-cumulative, raising its rate to 7.6% to certain transactions, and expanding it to other taxable events, such as the sale of handsets. Telecommunications services, which were not included in transactions subject to the new 7.6% rate, will continue to be taxed at the rate of 3% after the introduction of such changes, which were effective beginning February 1, 2004.

•	PIS. The Programa de Integração Social, or PIS is another social contribution tax, imposed prior to December 2002 at a rate of 0.65% on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. Beginning in December 2002, PIS has been levied at a rate of 1.65% on gross revenues from sales of handsets, according to Law 10,637/02. Law No. 9,718 also indirectly raised the PIS contribution tax rate owed by TIM Sul and TIM Nordeste.

•	FUST. On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a fund that is supported by a social contribution tax applicable to all telecommunications services, or FUST Tax. The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel throughout the Region (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges. The FUST Tax is imposed at a rate of 1% on gross operating revenues, net of ICMS, PIS and COFINS, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST upon meeting the universal service targets required by Anatel.

On December 15, 2005, Anatel enacted Precedent No. 7/05 requiring that FUST be paid on revenues arising from interconnection charges since the effectiveness of the FUST. A notice was issued deciding that the company must adjust values on FUST statements to calculate the tax due related to the FUST assessment on interconnection charges, or those values would be enrolled under the federal overdue tax liability and charged with penalties and interests. A writ of mandamus was filed for relief from the FUST assessment under the interconnection charges under the terms of Precedent No. 7/05. A favorable preliminary injunction has been granted in this proceeding.

•	FUNTTEL. On November 28, 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações, or FUNTTEL, a fund that is supported by a social contribution tax applicable to all telecommunications services, or the FUNTTEL Tax. The FUNTTEL is a fund managed by BNDES and FINEP, a government research and development agency. The purpose of the FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. The FUNTTEL Tax is imposed at a rate of 0.5% on gross operating revenues, net of ICMS, PIS and COFINS, and its cost may not be passed on to clients.

•	FISTEL. The Fundo de Fiscalização das Telecomunicações, or FISTEL, a fund supported by a tax applicable to telecommunications services, or the FISTEL Tax, was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. The FISTEL Tax consists of two types of fees: an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time we activate a new mobile number, and an annual operations inspection fee that is based on the number of authorized stations in operation at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. Effective April 2001, the installation and inspection fee has been assessed based on net activations of mobile numbers (i.e., the number of new cellular activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 50% of the total amount of installation inspection fees that would have been paid with respect to existing equipment.

•	Income tax. Income tax expense is made up of two components, a federal income tax and a social contribution tax on taxable profits, which is known as the “social contribution tax”. In turn, the federal income tax includes two components: a federal income tax and an additional income tax. The federal income tax is payable at the rate of 15%. Additional income tax of 10% will be levied on the share of taxable profits exceeding R$20,000 accrued monthly. The social contribution tax is currently assessed at a rate of 9.0% of adjusted net income

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their net profits. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. The Brazilian entity is allowed to deduct any income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income (reciprocity of treatment between Brazil and the country from which the income or gain comes from is required in order for this rule to apply). Effective January 1, 2002 profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year-end balance sheet, unless the Brazilian entity is liquidated before the date of its year-end balance sheet, in which case the profits are taxed at the time of its liquidation.

Prior to January 1, 2002, profits realized by an entity in Brazil from a branch or agency were taxed as of the date of the Brazilian entity’s year-end balance sheet, and profits from a controlled or affiliated company were taxed as of the date such amounts were paid or made available to the Brazilian company as dividends or otherwise.

Dividends are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax on the person receiving the dividend. However, as the payment of dividends is not tax deductible for the company distributing them, there is an alternative regime for stockholder compensation called “interest on equity”, which allows companies to deduct any interest paid to stockholders from net profits for tax purposes.

These distributions may be paid in cash. The interest is calculated in accordance with daily pro rata variation of the Brazilian government’s long-term interest rate—TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of: (i) 50% of the net income (before taxes and already considering the deduction of the own interest amount attributable to stockholders) related to the period in respect of which the payment is made; or (ii) 50% of the sum retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

Any payment of interest to stockholders is subject to withholding income tax at the rate of 15% or 25% in the case of a stockholder who is domiciled in a tax haven. These payments may be qualified, at their net value, as part of any mandatory dividend.

Losses carried forward are available for offset during any year up to 30.0% of annual taxable income. No time limit is currently imposed on the application of net operating losses to offset future taxable income.

Regulation of the Brazilian Telecommunications Industry

General

Our business is subject to comprehensive regulation under the General Telecommunications Law, and a comprehensive regulatory framework for the provision of telecommunications services promulgated by Anatel.

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

Authorizations and Concessions

With the privatization of the Telebras system and pursuant to the Lei Mínima (the “Minimum Law”), Band A and Band B service providers were granted concessions under SMC regulations. Each concession was a specific grant of authority to supply cellular telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations appended to each concession.

Through resolutions enacted in September 2000 and January 2001, Anatel launched the PCS regime, and began encouraging cellular service providers operating under SMC regulations to convert their concessions into authorizations under PCS regulations. According to the rules issued by Anatel, SMC providers would not be able to renew their concessions to provide SMC services, and were compelled to convert to the PCS regime in order to continue their operations. The permission from Anatel to transfer the control of these companies were also conditioned on rules that obliged SMC providers to migrate its SMC concessions to PCS authorizations, and to operate under the PCS regulations.

In 1997, TIM Sul’s and TIM Nordeste’s predecessors were granted SMC concessions and in December 2002, TIM Sul and TIM Nordeste converted their SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. TIM Maxitel acquired an SMC concession in 1997 and another SMC concession in 1998, and converted them into PCS authorizations in 2002 as well. As a result of the conversion from concessions to authorizations, TIM Maxitel, TIM Nordeste and TIM Sul have subsequently been allowed to operate under the PCS regulations. TIM Celular initially acquired PCS authorizations in conjunction with auctions of bandwith by Anatel in 2001, and subsequently acquired additional authorizations and operates under the PCS regulations as well.

The following table sets forth the expiration date of the initial period of each of TIM Sul’s PCS authorizations:

Territory	Authorization expiration date
State of Paraná	September 3, 2007
State of Santa Catarina	September 30, 2008
Cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu (State of Rio Grande do Sul)	April 14, 2009

The following table sets forth the expiration date of the initial period of each of TIM Nordeste’s PCS authorizations:

Territory	Authorization expiration date

State of Pernambuco	May 15, 2009
State of Ceara	November 28, 2008
State of Paraíba	December 31, 2008
State of Rio Grande do Norte	December 31, 2008
State of Alagoas	December 15, 2008
State of Piaui	March 27, 2009

The following table sets forth the expiration date of the initial period of each of TIM Celular’s PCS authorizations:

Territory	Authorization expiration date

State of Rio Grande do Sul (except the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu)	March 12, 2016
City of São Paulo (State of São Paulo)	March 12, 2016
State of São Paulo (except the city of São Paulo)	March 12, 2016
States of Rio de Janeiro and Espírito Santo	March 29, 2016
States of Maranhão, Pará, Amapá, Amazonas and Roraima	March 29, 2016
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás and the Federal District	March 12, 2016
Cities of Londrina and Tamarana (State of Paraná)	March 12, 2016

The following table sets forth the expiration date of the initial period of each of TIM Maxitel’s PCS authorizations:

Territory	Authorization expiration date
State of Minas Gerais	April 7, 2013
States of Bahia and Sergipe	August 6, 2012

According to the General Telecommunications Law and regulations issued by Anatel thereunder, licenses to provide telecommunications services are granted either under the public regime, by means of a concession or a permission, or under the private regime, by means of an authorization. Only certain fixed-line service providers are currently operating under the public regime. All the other telecommunications services providers in Brazil are currently operating under the private regime, including all the PCS services providers.

Telecommunications services providers under the private regime are classified as either providing a service of collective interest or restricted interest. Collective interest private regime services are subject to requirements imposed by Anatel under their authorizations and the General Telecommunications Law. Restricted interest private regime services are subject to fewer requirements than public regime or collective interest private regime services. According to the General Telecommunications Law and the regulation thereunder, all the PCS services providers in Brazil operate under the collective interest private regime.

Obligations of Telecommunications Companies

In November 1999, Anatel and the Brazilian mobile service providers jointly adopted a “Protocol for Mobile Cellular Service Providers” (the “Protocol”). The Protocol established additional quality of service targets and rates, which SMC operators were required to achieve by June 2001. Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel was required to examine the performance of the Brazilian telecommunications companies under the Protocol’s standards. Despite migration to PCS in December 2002, from January to June 2003, we reported to Anatel regarding, and had complied with, all quality of service indicators applicable to SMC operators. The Protocol ceased to be applicable to TIM Sul and TIM Nordeste after July 2003.

Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See “—PCS Regulation.” Since December 2003, we have achieved the majority, but not all of the service of quality requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. In December 2004, Anatel initiated administrative proceedings against TIM Sul and TIM Nordeste for non-compliance with certain of our quality of service obligations under the PCS authorizations in the years 2003 and 2004. We have submitted to Anatel a petition explaining that the non-compliance with certain quality standards was due mainly to the migration from the SMC regime to the PCS regime, the change in the long-distance calling system as well as the overlay of the GSM network. These changes resulted in an out of the ordinary number of calls to the customers’ service number. We believe that we have since complied with Anatel’s quality standards and that customer satisfaction has improved. We cannot predict the outcome of the Anatel proceedings at this time but we do not believe that an unfavorable outcome will cause a material adverse effect on our business, financial condition and results of operations. We will continue to strive to meet all of our quality of service obligations under the PCS authorizations, but we can provide no assurance that we will be able to do so. For information about administrative proceedings instituted during 2005, see “Item 8. Financial Information—Legal Proceedings.”

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

According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. TIM Sul and TIM Nordeste converted their cellular concessions into PCS authorizations in December 2002, and later transferred them to TIM Sul and TIM Nordeste, which are now subject to certain obligations under the PCS regulations. See “—Authorizations and Concessions.”

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may only be provided under Bands C, D and E licenses which encompass the 900 and 1800 Mhz bands and were auctioned by Anatel in 2001 and 2002. In Area 5, which is served by TIM Sul, an authorization to operate in Band D was acquired by Claro, and an authorization to operate in Band E was acquired by Brasil Telecom. In Area 10, which is served by TIM Nordeste, an authorization to operate in Band D was acquired by Telemar, operating with the brand “Oi.” The right to use the Band E frequency was not acquired by any provider in Area 10. The Band C auctions were later withdrawn.

Obligations under the PCS regulations and TIM Sul’s and TIM Nordeste’s authorizations differ from the obligations that were applicable to TIM Sul and TIM Nordeste while operating under their concessions. For example, the obligations under the PCS regulations and TIM Sul’s and TIM Nordeste’s authorizations include the requirement to comply with additional and more stringent service quality standards and to offer customers their choice of long distance carriers in long distance calls on a per call basis. Anatel has initiated administrative proceedings against TIM Sul and TIM Nordeste for non-compliance with certain of such quality standards. We have been fined by Anatel in several proceedings and are still discussing the penalty imposed in appeals before the agency. We cannot predict the outcome of the Anatel proceedings at this time but we do not believe that an unfavorable outcome will cause a material adverse effect on our business, financial condition and results of operations. However, we cannot give assurance that we will be able to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies” and “Item 3. Risk Factors—Risks Relating to our Business—The conversion of our SMC concessions into PCS authorizations, and our ability to comply with such authorizations, may have a significant impact on our business.”

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

Interconnection Regulation

Telecommunications service providers are required to provide interconnection according to the “General Interconnection Rules,” adopted by Anatel through Resolução 410/05, which replaced Resolução 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain guidelines established by Anatel, which indicate that the Agency will not allow anti-competitive practices, in special exercise of subsidies or artificial decrease in price, the unauthorized use of competitors information, the omission of relevant technical and commercial information, prevent abusive demands to enter into interconnection agreements, intentional delay in negotiation, coercion in order to enter into an interconnection agreement, and imposition of conditions that lead to the inefficient use of the network or equipment. Even though the rule is that interconnection prices will be freely negotiated by the operators, Anatel may set the price for the interconnection if the operators are unable to reach a consensus or if the prices agreed upon are damaging to competition, at Anatel’s discretion. Interconnection agreements must be approved by Anatel before they become effective. Telecommunications service providers must make available public interconnection offers with all information relevant for the establishment of an interconnection (applicable regulation is vague as to the scope of information that must be included in the public interconnection offer), ensuring non-discriminatory treatment of service providers interest in such interconnection. Under a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, our interconnection fee paid by other operators when their users access our network to communicate with our users is increased by 4.5%, in the case of calls completed to a number registered within that customer’s home registration area (VC-1 calls). Another temporary settlement agreement was entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers relating to the interconnection fees paid by the fixed telephony incumbents to the mobile service operators in the case of long distance calls, that is VC-2 and VC-3 calls. On March 27, 2006, Anatel issued a decision approving the temporary settlement for the adjustment of VC-2 and VC-3 calls at a rate of 7.99% (and of 4.5% for the interconnection fee due to mobile operators) but a final decision will only be issued when an arbitration procedure currently before Anatel is resolved. The temporary settlement agreement establishes that the result of such procedure will not affect the fees received while the temporary settlement agreement was in place. We cannot estimate the date on which a decision will be available nor its outcome. Anatel has requested that the parties hire a consulting firm to submit a report regarding the dispute. See “Risk Factors—Risks Relating to the Brazilian Telecommunications Industry.”

In March 2005, Anatel issued a Regulation of Account Allocation and Segregation applicable to incumbents and economic groups holding significant market power in the fixed telephony or PCS interconnection networks in the leased lines market. See “—Significant Market Power.”

Significant Market Power

In 2005, Anatel issued specific regulations regarding telecommunications service providers with significant market power. Anatel has indicated that it will establish more stringent regulations for economic groups with significant market power in order to ensure market competition. Anatel will name the economic groups with significant market power. We cannot give assurance that we will not be deemed to have significant market power, and thus subject to increased regulatory requirements.

Anatel has not yet adopted rules for determining significant market power in the mobile telecommunications industry nor the increased regulations to which the relevant economic group will be subject. We are only able to refer to the regulations applicable to other telecommunications services for guidance regarding the regulations to which we may become subject. With respect to service providers that offer fixed telephony and leased lines, Anatel has indicated that a service provider will be deemed as holding significant market power if the service provider itself or the economic group to which it belongs is able to exercise significant influence on a relevant market as may be defined by Anatel. No service provider with significant market power has been named by Anatel to date.

Rate Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel currently uses the IGP-DI (the Índice Geral de Preços-Disponibilidade Interna), an general price inflation index developed by Fundação Getúlio Vargas, a private Brazilian foundation, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. Beginning in 2007, we expect Anatel to begin to evaluate prices in the telecommunications industry based on a model that would analyze a company’s costs based on a hypothetical company’s costs and other factors. In connection with the introduction of this model, beginning in 2008, Anatel may use a different inflation index, the Índice de Serviços de Telecomunicações, or IST, which takes into account the average of the variation between a number of prices of goods and services in a given period as well as existing adjustment rates in the sector. We expect that the adjustment of our prices will follow the trend of the market, and that the adjustment will be below the annual inflation rate based on the IST. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

The interconnection fees we are able to charge other service providers was subject to a price cap stipulated by Anatel. This price cap was expired and, beginning in 2005, the terms and conditions of the interconnection fees are freely negotiated among the operators, subject to Anatel regulations.

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

C. Organizational Structure

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries TIM Sul, TIM Nordeste and, since March 16, 2006, TIM Celular, which in turn holds all of the outstanding shares of TIM Maxitel. The following chart illustrates our current ownership structure:

*	“CS” refers to our common shares.
**	“PS” refers to our preferred shares, which are non-voting.
***	The total is based on our total share capital being represented by common shares and preferred shares.

On March 16, 2006, we acquired all of the share capital of TIM Celular, then a wholly-owned subsidiary of our controlling shareholder TIM Brasil, pursuant to a transaction in which TIM Brasil received shares issued by TIM Participações. We intend to merge TIM Sul with and into TIM Celular and TIM Nordeste with and into TIM Maxitel in second half of 2006 in order to, among other things, further simplify our corporate structure and optimize certain tax benefits.

D. Property, Plant and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of March 31, 2006, we had 50 mobile switches in GSM and 33 in TDMA technologies and 8,427 GSM radio base stations and 2,381 TDMA base radio stations. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On March 31, 2006, we owned approximately 177,296 square meters and leased approximately 146,906 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 136,953 square meters and own approximately 74,935 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Selected Financial Data.”

Acquisition of TIM Celular S.A. by TIM Participações

On March 16, 2006, we acquired all of the share capital of TIM Celular, a wholly-owned subsidiary of our controlling shareholder, TIM Brasil, pursuant to a transaction in which TIM Brasil received shares issued by TIM. As a result, TIM Celular and its operating subsidiary, TIM Maxitel, became our subsidiaries. The acquisition became effective following approval in the respective Extraordinary Shareholders’ Meetings of our shareholders and the shareholders of TIM Celular on March 16, 2006.

We are accounting for the acquisition of under Brazilian GAAP as a purchase at book value, generating no good will, pursuant to which the results of TIM and TIM Celular will be combined with effect from January 1, 2006. For more information regarding the acquisition of TIM Celular by TIM, see “Item 4A. Information on the Company—History and Development of the Company—Recent Developments.”

Ownership Restructuring of the Companies controlled by TIM Participações

On May 30, 2005, we acquired all outstanding minority interests in our subsidiaries TIM Sul and TIM Nordeste. The primary purpose of the transaction was to increase the liquidity of the publicly traded stock of the companies involved.

Minority shareholders of TIM Sul and TIM Nordeste who did not exercise withdrawal rights received shares of TIM Participações. The minority shareholders that exercised the withdrawal right represented 0.001% of the voting capital of TIM Participações and 0.001% of the total capital of TIM Nordeste (or R$417.03 and R$454.73, respectively. Common shares of TIM Sul and TIM Nordeste were exchanged for common shares of TIM Participações and preferred shares of TIM Sul and TIM Nordeste were exchanged for preferred shares of TIM Participações. As a result of the transaction, TIM Participações owns all of the common and preferred shares of TIM Sul and TIM Nordeste, both of which are now wholly-owned subsidiaries of TIM Participações. The transaction described above has had no impact on the operational activities of TIM Nordeste or TIM Sul.

On May 30, 2005, the corporate capital of TIM Participações was increased by R$415.1 million with the issuance of 160,311,357,056 shares that were subscribed by the minority shareholders of TIM Sul and TIM Nordeste. The total capital of TIM Participações after the capital increase was R$1,472.1 million.

Merger of Tele Nordeste Celular Participações S.A. into Tele Celular Sul Participações S.A.

On August 30, 2004, TND merged with and into TSU (the “TSU/TND Merger”), which was subsequently renamed TIM Participações S.A. Under applicable Brazilian accounting principles, the merger is accounted for as a purchase of TND at book value, generating no goodwill. We account for the merged companies’ combined operations as if the merger had occurred on January 1, 2004. Therefore, the consolidated financial statements included in this annual report reflect the merger as follows:

•	the assets and liabilities of TND were recorded at their net book value as of August 30, 2004;

•	the 2004 consolidated income statement reflects the combined results of operations of TSU and TND with effect from January 1, 2004;

•	the 2003 consolidated income statement is the historical income statement of TSU and we have not restated it to reflect the merger; and

•	the December 31, 2004 consolidated balance sheet is the historical balance sheet of TIM as of that date and reflects the TND/TSU Merger.

Due to the TSU/TND Merger, our 2004 consolidated financial statements are not comparable with our historical financial statements. In addition, we are unable to distinguish clearly between internal growth in 2004 and growth due to the merger. In order to address this problem and to facilitate an understanding of how our business evolved in 2004, we have provided supplemental pro forma 2003 information throughout this annual report. The pro forma information reflects the TND/TSU Merger as if it occurred on January 1, 2003. For an explanation of how the pro forma amounts were calculated, including what adjustments were made, see note 2.a to our consolidated financial statements the unaudited pro forma financial statements included in this annual report. The pro forma adjustments are limited to those adjustments directly related to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the dates assumed.

Critical Accounting Policies

Critical accounting policies are those that are important to the presentation of our financial condition and results of operations and require management’s most subjective, complex judgments, often requiring management to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become more complex. We base our estimates and assumptions on historical experience, industry trends or other factors that we believe to be reasonable under the circumstances. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported financial results. In order to provide an understanding about how our management has estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below. We describe our significant accounting policies, including the ones discussed below, in Note 4 to our consolidated financial statements.

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See Notes 4.f and 11 to our consolidated financial statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. The assets related to TDMA technology have been subject to accelerated depreciation and must be 100% depreciated by 2008. Free handsets for corporate customers (comodato) are depreciated over two years.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due). The provision for doubtful accounts for 2005 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See Notes 4.d and 5 to our consolidated financial statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

Days overdue	Percentage estimated to be uncollectible
Current*	2% - 4%
Receivables overdue 1 to 90 days*	4% - 10%
Receivables overdue 91 to 120 days	50%
Receivables overdue 121 to 150 days	75%
Receivables overdue 151 to 180 days	90%
Receivables overdue more than 180 days	100%

*	Percentage varies based on area and customer composition.

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

We are subject to various claims, including regulatory, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss is probable, possible or remote. We make accruals for proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our legal advisors. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

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

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See Note 33 to our consolidated financial statements for a summary of the differences between the Brazilian corporate law accounting method and U.S. GAAP, as well as a reconciliation of our shareholders’ equity as of December 31, 2005 and 2004, and net income for the years ended December 31, 2005, 2004 and 2003 to U.S. GAAP. Net income for 2005 is R$347.4 million under U.S. GAAP, compared with net income of R$399.2 million under Brazilian GAAP. Shareholders’ equity at December 31, 2005 was R$3,182.8 million under U.S. GAAP, compared to R$2,745.9 million under Brazilian GAAP.

The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on net income in 2005 are differences in capitalized interest, asset retirement obligations, future discounts, derivative instruments and hedging activities, and the rules regarding depreciation and amortization of the effect of indexation of property, plant and equipment, the allocation of fair value due to the TND/TSU merger and the acquisition of the minority interests in TIM Nordeste and TIM Sul. The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on shareholders’ equity in 2005 are the differences in the rules regarding depreciation and amortization, asset retirement obligations, handset discounts, allocation of fair value due to the merger with TND, goodwill amortization and the deferred tax effect on the differences between Brazilian GAAP and U.S. GAAP.

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

Political, Economic, Regulatory and Competitive Factors

The following discussion also should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

•	general economic and business conditions, including the price we are able to charge for our services and prevailing foreign exchange rates;

•	our ability to generate income as a consolidated entity subsequent to the TIM Celular Acquisition;

•	competition, including expected characteristics of competing networks, products and services and from increasing consolidation in our industry;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•	our ability to anticipate trends in the Brazilian telecommunications industry, including changes in market size, demand and industry price movements, and our ability to respond to the development of new technologies and competitor strategies;

•	our ability to expand our services and maintain the quality of the services we provide;

•	the rate of customer churn we experience;

•	changes in official regulations and the Brazilian government’s telecommunications policy;

•	political economic and social events in Brazil;

•	access to sources of financing and our level and cost of debt;

•	our ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	the adverse determination of disputes under litigation; and

•	inflation, interest rate and exchange rate risks.

Overview

The Brazilian economy experienced a 2.3% GDP growth in 2005 compared to a 5.3% GDP growth in 2004. The exchange rate was R$2.3407 to US$1.00 at December 30, 2005 compared to R$2.6544 to US$1.00 at December 31, 2004. Concerns about controlling inflation, intensified by political instability, led the Brazilian federal government to have a controlled reduction of the interest rates throughout 2005, despite pressure from the business community. As a result, the SELIC interest rate (an official interest rate published by the Central Bank) closed the year at 18%. The Bovespa index was up by 27.7% for the year ended December 31, 2005.

The high interest rate policy adopted by the Brazilian federal government however has not hindered the development of the mobile telephony industry. The mobile telecommunications sector continued to exhibit the growth in recent years. The number of mobile subscribers in Brazil increased from 65.6 million at the end of 2004 to 86.2 million at the end of 2005, an increase of 31.4%.

In 2005, we achieved significant growth adding approximately 1.9 million net customers, a 30% increase from a growth in customers of 1.4 million in 2004. At December 31, 2005, we had approximately 7.5 million customers, representing an increase of 32.8% from December 31, 2004. Our most significant growth continues to be in the prepaid customer base, which totaled approximately 6.0 million customers at December 31, 2005, a 38.6% increase from the preceding year. Our postpaid customer base was approximately 1.5 million subscribers at December 31, 2005, a 14.3% increase over year end 2004. The increase of our client base was due to the growth of the Brazilian economy, as well as to the introduction of new services that implement GSM technology. For 2006, we expect that our client base will continue to grow, but at a lower percentage rate when compared to 2005.

In 2005, we adopted a strategy of seeking to attract and retain high value clients by means of segmentation, focusing on the quality of services rendered and the supply of new products and services. Our strong brand and our broad distribution network have also contributed to furthering our strategy. As a result, our gross service revenue in 2005 was R$3.2 billion, a 13.9% increase from 2004. This increase is principally due to a 32.8% expansion of our customer base and an 84.9% increase in value-added services (VAS) revenue for the year ended December 31, 2005. Our average revenue per user (ARPU) in 2005 was R$31.34, compared to R$36.53 in 2004, representing a 14.2% reduction due to a 39% increase in our prepaid customer base which has lower usage level when compared to the postpaid customer, offset in part by the increase in value-added services revenue. Our gross handset revenue for 2005 was R$733.5 million, a 13.4% increase compared to 2004, as a result of the growth in handsets sold (2.4 million in 2005 compared to 1.9 million in 2004 offset in part by lower per unit costs). Thus, total gross revenue in 2005 amounted to R$3.9 billion, 13.9% higher than 2004.

Our net income in 2005 was R$399.2 million, representing a 50.1% increase from 2004 primarily due to an increase in our operating results.

By the end of 2005, 64% of our clients used GSM technology, or 4,780,732 customers, representing 72.3% and 54.5% of the client base in the southern and northeastern regions, respectively.

Our GSM coverage in Brazil reached all cities with at least 10,000 residents servicing 91% of the urban population by the end of 2005. Cities covered by the GSM have access to GPRS, with the additional benefit of the EDGE technology across many of these cities. These innovations enhanced and stimulated the use of data and multimedia by our customers, as reflected by the steady growth of our value-added services revenues. In the remainder of 2006 we will continue to work toward migrating our TDMA customers and ensuring that our GSM structure is capable of absorbing those customers.

We face strong competition throughout Brazil. Nevertheless, we have been able to maintain and grow are position as a leading wireless provider, attributable in part to our monthly customer churn at 1.8% for 2005, one of the lowest rates in our business segment. We continue to place a high value on seeking customer recognition and satisfaction by maintaining our strong brand and utilizing our brand and other marketing tools that differentiate us.

A. Operating Results

The following table sets forth certain components of our statement of income for each year in the three-year period ended December 31, 2005, as well as the percentage change from year to year.

Income Statement:

Brazilian GAAP

	Year ended December 31,								Percent Change
	2005		2004		2003		2003 (pro forma)(1)		2004-2005	Pro forma 2003 - 2004
	(in millions of reais)
Net operating revenue	R$	2,918.2	R$	2,564.6	R$	1,088.2	R$	2,110.3	13.8%	21.5%
Cost of services and goods		(1,377.6)		(1,297.9)		(578.0)		(1,059.9)	6.1	22.5

Gross profit		1,540.6		1,266.7		510.2		1,050.4	21.6	20.6

Operating expenses:
Selling expenses		(798.1)		(647.3)		(230.5)		(461.6)	23.3	40.2
General and administrative expenses		(185.9)		(182.4)		(94.9)		(193.8)	1.9	(5.9)
Other operating expense		(75.8)		(48.9)		(27.2)		(29.2)	54.9	67.6
Equity investment		—		—		(3.3)		(6.5)	—	—

Total operating expenses		(1,059.8)		(878.6)		(355.9)		(691.1)	20.6	27.1

Operating income before interest		480.8		388.1		154.3		359.3	23.9	8.0
Net financial income (expense)		72.4		60.6		25.8		79.1	19.6	(23.4)
Net non-operating income (expense)		(2.2)		(4.6)		12.8		26.7	(50.8)	(117.2)
Income before taxes and minority interests		551.0		444.1		193.0		465.0	24.1	(4.5)
Income and social contribution tax benefit (expense)		(130.3)		(108.0)		(42.4)		(111.8)	20.6	(3.4)
Minority interests		(21.5)		(70.0)		(29.8)		(75.4)	(69.4)	(7.0)

Net income		399.2		265.9		120.8		277.8	50.1%	(4.3)%

(1)	The pro forma information reflects the TSU/TND Merger as if the merger occurred on January 1, 2003. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Results of Operations for the Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Operating revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 20 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2005 and 2004:

Income Statement Data:

Brazilian GAAP

	Year ended December 31,
	2005		2004		Percentage change
	(in millions of reais)
Monthly subscription charges	R$	258.6	R$	358.1	(27.8)%
Usage charges		1,664.5		1,246.7	33.5
Interconnection charges		940.3		822.6	14.3
Long distance charges		32.8		203.0	(83.8)
Value-added services		218.9		118.4	84.9
Site sharing revenues		37.8		26.9	40.5
Other service revenues		16.8		6.7	150.7

Gross operating revenues from services		3,169.7		2,782.4	13.9
Value-added and other taxes relating to services		(668.1)		(607.2)	10.0
Discounts on services		(70.9)		(54.5)	30.1

Net operating revenues from services		2,430.7		2,120.7	14.6

Sales of mobile handsets and accessories		733.5		646.8	13.4
Value-added and other taxes on handset sales		(145.1)		(116.5)	24.5
Discounts on handset sales		(100.9)		(86.4)	16.8

Net operating revenues from sales of mobile handsets and accessories		487.5		443.9	9.8

Total net operating revenues	R$	2,918.2	R$	2,564.6	13.8%

Our net operating revenues increased 13.8% to R$2,918.2 million in 2005, from R$2,564.6 million in 2004. The growth in revenues resulted principally from a significant increase in our customer base resulting in increased revenue from usage charges, a 14.3% increase in interconnection charges, primarily attributable to an increase of 4.5% in the VU-M charges, and an 84.9% increase in value-added services, which was also incrementally due to a greater demand for GPRS, with the additional benefit of EDGE technology throughout southern Brazil and in the principal cities of the northeastern Brazil. These innovations and handsets with enhanced data capabilities have stimulated the use of data and multimedia services by our customers, reflected by the steady growth of our revenues for value-added services.

In 2005, our average number of customers, calculated as the simple mean of monthly averages, increased 33.2% to 6.6 million, compared to 4.9 million customers in 2004. Average monthly revenue per customer decreased 14.2% to R$31.3 million in 2005, compared to R$36.5 million in 2004. This decrease is a result of (i) an increase of 39% in our prepaid customer base, which historically has an ARPU lower than our average customer base, and (ii) the discontinuation of long distance services in 2005. In order to ensure comparability with market standards, all ARPU figures reported are calculated based on the total net service revenue.

Monthly subscription charges

Revenues from monthly subscription charges decreased at R$258.6 million in 2005, compared to R$358.1 million in 2004, due to most of our new customers subscribing to pre-paid plans, which do not charge monthly subscription fees. The following table shows the total average number of customers during 2005 and 2004.

	Year ended December 31,
	2005	2004
Average number of customers using post-paid plans(1)	1,432,768	1,2888,231
Average number of customers using pre-paid plans(1)	5,152,197	3,654,272
Total number of customers(1)	6,584,964	4,942,503

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

Usage charges

Revenue from usage charges was R$1,664.5 million in 2005, a 33.5% increase from R$1,246.7 million in 2004, due primarily to a 32.8% increase in our customer base and a 23% growth in traffic.

The volume of outgoing minutes used by our customers in 2005 was 3,660.4 million, representing a 36.8% increase from 2,676.7 million in 2004.

The total average monthly minutes of billed use per customer (“MOU”) for 2005 and 2004 was as shown in the following table:

	Year ended December 31,
	2005	2004
Average incoming MOU during the year	36	44.0
Average outgoing MOU during the year	47	46.0
Average total MOU during the year	83	90.0

We believe the decrease in the average total MOU from 2005 from 2004 was primarily due to an increase of 38.6% in our pre-paid base.

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. No payments are made to us to the extent that offsetting charges between us for any other service provider falls within a band of 45% to 55% of the aggregate charges between us and a provider for a given month as required as part of the PCS regulations in July 2003, although it is not clear whether such PCS regulations apply to mobile service providers and whether the regulations apply to call originating within the same registered area. Our interconnection revenues were R$940.3 in 2005, a 14.3% increase from R$822.6 in 2004. This increase resulted primarily from an increase of 33.2% in our average customer base and a 4.5% increase in our interconnection rates, and was partially offset by the new usage rate structure introduced for billing interconnection charges between mobile carriers that was introduced as part of the PCS regulations.

Long distance charges

In January 2005 our domestic and international long distance authorizations were relinquished pursuant to a prior commitment to Anatel. Upon such relinquishment, we ceased receiving long distance revenues from our customers but instead receive VU-M revenues from long distance carriers selected by our customers, which we record in our financial statements as usage charges. Accordingly, revenues from long distance charges decreased to R$32.8 million in 2005 from R$203.0 million in 2004, due to the discontinuation of our ability to receive long distance revenues offset by a reduction in costs associated with the provision of long distance services.

Value-added services

Value-added services revenues increased 84.9% to R$218.9 million in 2005 from R$118.4 million in 2004, principally due to a significant increase in our customer base and partially due to GSM and its large variety of innovative with popular content (entertainment, infotainment and institutional/governmental information). These services include short messaging services (which represent the major portion of VAS revenues), ring tones, TV access, photo transmissions, multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services and chat, among others.

Site sharing revenues

Site sharing revenues increased 40.5% to R$37.8 million in 2005 from R$26.9 million in 2004, due to our network expansion resulting in an increased sharing of infrastructure with third parties.

Other service revenues

Revenues from other services was R$16.8 million in 2005, a 150.7% increase from R$6.7 million in 2004. This increase was mainly caused by an increase in revenues from co-billing services, which occurs when we bill one of our customers on behalf of another long distance service carrier for services provided to our customer by that carrier.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 30% in our Regions. ICMS is also the principal tax on sales of handsets, which is imposed at a rate of 17% in our Regions. See “Item 4. Information on the Company—Sources of Revenues—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales. Our value-added and other taxes relating to services increased 10% from 2004 to 2005, due primarily to an increase in the operating revenue from services.

Discount

Discounts on services increased 30.1% to R$70.9 million in 2005, compared to R$54.5 million in 2004. This increase was due primarily to strong competitive pressure to offer discounts during 2005.

Sales of mobile handsets and accessories

Sales of mobile handsets was R$487.5 million in 2005, a 9.8% increase from R$443.9 million in 2004, due primarily to higher growth of mobile telecommunications in 2005, when 2.4 million handsets were sold compared to 1.9 million in 2004.

Costs of services and goods

Costs of services and goods increased by 6.1% to R$1,377.6 in 2005 from R$ 1,297.9 in 2004, due primarily to increases in expenses related to expanding the coverage and capacity of our GSM network and other costs relating to servicing a significant increase in our customer base. Additionally, costs of services and goods increased due to a 4.4% increase in cost of handsets and accessories sold, a 30.8% increase in circuit leasing and related expenses, a 30.7% increase in materials and services, a 16.6% increase in personnel expenses and a 7.8% increase in depreciation and amortization expenses, which was partially offset by a 11.5% decrease in the Fistel tax and a 16.6% decrease in interconnection expenses. Cost of goods and services represented 50.6% of net revenues in 2004 and 47.2% of net revenues in 2005. This decrease is principally due to the benefits of scale primarily attributable to the increase of our customer base. The following table sets forth the composition of costs of services and sales of mobile handsets, as well as the percentage change, in 2005 from 2004:

Income Statement Data:

Brazilian GAAP

	Year ended December 31,
	2005		2004		Percentage change
	(in millions of reais)
Depreciation and amortization	R$	378.4	R$	351.0	7.8%
Interconnection expenses		174.3		209.0	(16.6)
Circuit leasing and related expenses		185.4		141.8	30.7
Materials and services		73.5		56.2	30.8
Personnel		26.9		23.2	15.9
FISTEL tax and other		2.6		3.0	(13.3)

Total cost of services		841.1		784.2	7.3
Cost of handsets and accessories sold		536.5		513.7	4.4

Total costs of services and goods	R$	1,377.6	R$	1,297.9	6.1

Depreciation and amortization

Depreciation and amortization expenses increased 7.8% to R$378.4 million in 2005 from R$351.0 million in 2004, due primarily to the expansion and innovation in both our network and the infrastructure of our information technology. In 2004, we accelerated the depreciation of our TDMA-related assets, in order to be fully depreciated by 2008. We expect our depreciation expense to increase in the future as depreciation of our GSM investments increases.

Interconnection expenses

Interconnection expenses consist of amounts paid to fixed-line and other mobile service providers for completion on their networks of calls originating on our network. Interconnection costs decreased 16.6% to R$174.3 million in 2005, from R$209.0 million in 2004, due primarily to the effect of a partial Bill & Keep arrangement, where we are obligated to pay another operator for interconnection services only when the first operator’s relative share of the total interconnection minutes provided between the two operators falls below 45% of the total of such minutes in any given month.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to Brasil Telecom, Telemar and Embratel for use of circuits interconnecting our radio base stations and switching centers and connecting our network to the networks of Brasil Telecom, Telemar and Embratel. Circuit leasing and related expenses increased 30.7% in 2005 to R$185.4 million from R$141.8 million in 2004. This increase was mainly due to an increase in leased lines and radio sites due to the expansion of our network which resulted in a 9.2% increase in the number of GSM base stations.

Materials and services

Third-party materials and services costs were R$73.5 million in 2005, a 30.8% increase over R$56.2 million in 2004 primarily due to the expansion in our customer base and the rollout of our GSM network with higher capacity and greater coverage, resulting primarily in increases in maintenance and third party costs.

Personnel

Personnel costs increased 15.9% to R$26.9 million in 2005 from R$23.2 million in 2004. This increase was primarily due to a salary adjustment in accordance with a collective-bargaining agreement with our labor union and a 11.7% increase in the size of our workforce.

FISTEL tax and other

FISTEL tax and other costs decreased 13.3% to R$2.6 million in 2005 from R$3.0 million in 2004, due in part to a lower number of installed base stations in 2005 from 2004.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2005 was R$536.5 million, representing a 4.4% increase from R$513.7 million in 2004. This increase was due primarily due to an expansion in the handset sales volume during the period in 2005 as 2.4 million handsets were sold compared to 1.9 million sold in 2004.

Gross profit margins

The following table sets forth our gross profits, as well as the percentage change, from 2005 to 2004:

Income Statement Data:

Brazilian GAAP

	Year ended December 31,
	2005		2004		Percent change
	(in millions of reais)
Net operating revenues from services	R$	2,430.7	R$	2,120.7	14.6%
Cost of services		(841.1)		(784.2)	7.3

Gross profit from services		1,589.6		1,336.5	18.9
Net operating revenues from sales of mobile handsets and accessories		487.5		443.9	9.8
Cost of goods		(536.5)		(513.7)	4.4

Gross loss from sales of mobile handsets and accessories		(49.0)		(69.8)	(29.8)

Gross profit	R$	1,540.6	R$	1,266.7	21.6

Our gross profit margin (gross profit as a percentage of net revenues) from services increased from 63.0% in 2004 to 65.4% in 2005. This increase resulted primarily from an increase in revenues while costs, particularly depreciation and amortization, increased more slowly. In addition, interconnection expenses decreased as an effect of the new CSP Program billing rules, under which we only need to pay another operator for interconnection services when our share of the total interconnection minutes rendered between operators falls below 45% of the total monthly minutes.

Our negative gross margin for sales of mobile handsets and accessories decreased from 15.7% in 2004 to 10.2% in 2005. We engage in sales of handsets, often with special promotions at particular times of the year as a market strategy to attract new subscribers and maintain our market share. The decrease in negative gross margin in 2005 was due primarily to a decrease in subsidies.

Our overall gross profit margin increased, from 49.3% in 2004 to 52.8% in 2005. This resulted primarily from an increase in gross profit margin on services offset by the reduction of our gross margin for handset sales.

Operating expenses

The following table sets forth our operating expenses, as well as the percentage change from year to year of each component, for 2005 and 2004:

Income Statement Data:

Brazilian GAAP

	Year ended December 31,
	2005		2004		Percent change
	(in millions of reais)
Operating expenses:
Selling expenses	R$	798.1	R$	647.3	23.3%
General and administrative expenses		185.9		182.4	1.9
Other operating expenses, net		75.8		48.9	55.0
Total operating expenses	R$	1,059.8	R$	878.6	20.6

Our total operating expenses increased 20.6% to R$1,059.8 million in 2005 from R$878.6 million in 2004. This increase resulted from increases in selling expenses and others net operating expenses.

Selling expenses

Selling expenses increased 23.3% to R$798.1 million in 2005 from R$647.3 million in 2004. This increase was primarily due to a 28.7% growth in the gross addition of customers, which were 3.2 million in 2005 compared to 2.5 million in 2004. The growth in our customer base for the period resulted in increases in our variable expenses relating to sales commissions.

General and administrative expenses

General and administrative expenses increased 1.9% to R$185.9 million in 2005 from R$182.4 million in 2004. This increase was primarily due to maintenance and third parties services.

Other operating expense, net

Other net operating expenses increased 55.0% to R$75.8 million in 2005 from R$48.9 million in 2004. This increase was primarily due to an increase in expenses related to PIS and COFINS over interest on shareholder’s equity and an aggregate increase in various categories of other operating income.

Net financial income (expense)

We had net financial income of R$72.4 million in 2005, which represented a 19.5% increase from R$60.6 million in 2004. This increase was primarily due to interest on financial investments.

A portion of our capital expenditures were financed through loans and financings, which had principal amounts outstanding of R$130.8 million in 2005 and R$104.1 million in 2004. See “Item 4. Information on the Company—Capital Expenditures.”

Net non-operating income (expense)

Net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets, and write-offs of fixed assets. We had net non-operating expense of R$2.2 million in 2005, compared to net non-operating expense of R$4.6 million in 2004. The net non-operating expense in 2005 was due to the sale of assets. The net non-operating expense in 2004 was due to the losses of our interest in subsidiaries.

Income and social contribution taxes

We recorded income and social contribution tax expense of R$130.3 million in 2005, compared to an expense of R$108.0 million in 2004. This increase was primarily due to the increase in the operational profit.

Minority interests

Minority interests reflect the participation of minority shareholders in our subsidiaries’ net income or loss, as the case may be. Minority interest participation in the net income of our subsidiaries in 2005 was R$21.5 million, compared to R$70.1 million in 2004. This decrease is principally due to the exchange of shares of minority shareholders of TIM Sul and TIM Nordeste for our shares, which eliminated any minority interests, on March 31, 2005, according to the merger agreement.

Net income

Net income in 2005 was R$399.2 million, representing an increase of 50.1% from R$265.9 million in 2004, primarily reflecting the increase in our operating income.

Results of Operations for the Year Ended December 31, 2004 Compared to the Pro Forma Year Ended December 31, 2003

Operating revenues

Our operating revenues consist of:

•	Our operating revenues consist of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of operating revenues by category of service is presented in Note 20 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2004 and pro forma 2003:

Income Statement Data:

Brazilian GAAP

	Year ended December 31,						Percentage change
	2004		2003 (pro forma)(1)		2003		Pro forma 2003-2004
	(in millions of reais)
Monthly subscription charges	R$	358.1	R$	358.3	R$	224.1	0.0
Usage charges		1,246.7		1,048.7		448.3	18.9%
Interconnection charges		822.6		783.6		397.2	5.0
Long distance charges		203.0		79.2		39.3	156.3
Value-added services		118.4		56.3		34.6	110.3
Site sharing revenues		26.9		21.3		12.2	26.3
Other service revenues		6.7		4.1		3.8	63.4

Gross operating revenues from services		2,782.4		2,351.5		1,159.5	18.3
Value-added and other taxes relating to services		(607.2)		(496.7)		(232.1)	22.2
Discounts on services		(54.5)		(36.6)		(36.7)	48.9

Net operating revenues from services		2,120.7		1,818.2		890.7	16.6

Sales of mobile handsets and accessories		646.8		379.3		255.7	70.5
Value-added and other taxes on handset sales		(116.5)		(57.5)		(34.0)	102.6
Discounts on handset sales		(86.4)		(29.7)		(24.3)	190.9

Net operating revenues from sales of mobile handsets and accessories		443.9		292.1		197.5	52.0

Total net operating revenues	R$	2,564.6	R$	2,110.3	R$	1,088.2	21.5%

(1)	The pro forma information reflects the combination of TND with TSU as if the combination occurred on January 1, 2003. For an explanation of how the pro forma amounts were calculated, including what adjustments were made, see “Presentation of Information—Presentation of Financial Information.”

Our net operating revenues increased 21.5% to R$2,564.6 million in 2004, from R$2,110.3 million in pro forma 2003. The growth in revenues years resulted principally from increases in the size of our customer base, the sale of mobile telephone handsets, value-added services and tariff increases.

In 2004, our average number of customers, calculated as the simple mean of monthly averages, increased 24.3% to 4.9 million, compared to 3.9 million customers in pro forma 2003. Average monthly revenue per customer decreased 8.0% to R$35 in 2004, compared to R$38 in pro forma 2003. The decrease is a result of strong growth in the overall customer base, in particular the 44% expansion in the prepaid customer base.

Monthly subscription charges

Revenues from monthly subscription charges remained stable at R$358.1 million in 2004, compared to R$358.3 million in pro forma 2003, due to most of our new customers subscribing to pre-paid plans, which do not charge monthly subscription fees. The following table shows the total average number of customers during pro forma 2003 and 2004.

	Year Ended December 31,
	2004	2003 (pro forma)
Average number of customers using post-paid plans(1)	1,295,175	1,225,866
Average number of customers using pre-paid plans(1)	3,525,203	2,652,521
Total number of customers(1)	4,820,378	3,878,387

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

Usage charges

Revenue from usage charges was R$1,246.7 million in 2004, an 18.9% increase from R$1,048.7 million in pro forma 2003, due primarily to the 24.2% expansion of our client base and a 3.5% increase in tariffs, offset in part by an 11.1% decrease in total minutes of billed use per customer, as described below.

The volume of outgoing minutes used by our customers in 2004 was 2,676.7 million, representing a 11.2% increase from 2,406.6 million in pro forma 2003.

The total average monthly minutes of billed use per customer (“MOU”) for pro forma 2003 and 2004 was as shown in the following table:

	Year Ended December 31,
	2004	2003 (pro forma)
Average incoming MOU during the year	44.0	48.0
Average outgoing MOU during the year	45.0	52.0
Average total MOU during the year	90.0	101.0

We believe the decrease in the average total MOU from 2003 to 2004 was due primarily to the increased proportion of our customer base made up of prepaid customers, who generally have lower usage levels than postpaid customers.

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. No payments are made to us to the extent that offsetting charges between us for any other service provider falls within a band of 45% to 55% of the aggregate charges between us and a provider for a given month as required as part of the PCS regulations in July 2003. Our interconnection revenues were R$822.6 in 2004, a 5.0% increase from R$783.6 in pro forma 2003. This increase resulted primarily from an increase of 24.2% in our average customer base and a 24.3% increase in our interconnection rates, and was partially offset by the new usage rate structure introduced for billing interconnection charges between mobile carriers that was introduced as part of the PCS regulations.

Long distance charges

Revenues from long distance charges increased to R$203.0 million in 2004 from R$79.2 million in pro forma 2003, due to the expansion in our client base and the resulting increase in the proportion of clients using long-distance service. However, in January 2005 our domestic and international long distance authorizations were relinquished pursuant to a prior commitment to Anatel. Upon such relinquishment, we ceased receiving long distance revenues from our customers but instead receive VU-M revenues from long distance carriers selected by our customers, which we record in our financial statements as usage charges. We anticipate that our overall net revenues will decline as a result of no longer providing long distance services but do not believe that such a decline will have a material adverse effect on our business, results of operations or financial condition.

Value-added services

Value-added services revenues increased 110.3% to R$118.4 million in 2004 from R$56.3 million in pro forma 2003, due to the growth of such services. The evolution of GSM and its large variety of innovative handsets have enabled us to provide advanced services with compelling content (entertainment, infotainment and institutional/governmental information). These services include short messaging services (which represent the major portion of VAS revenues), multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services, chats, among others.

Site sharing revenues

Site sharing revenues increased 26.3% to R$26.9 million in 2004 from R$21.3 million in pro forma 2003, due to increased sharing of infrastructure with third parties.

Other service revenues

Revenues from other services was R$6.7 million in 2004, a 63.4% increase from R$4.1 million in pro forma 2003. This increase was mainly caused by an increase in revenues from services allowing customers to shift from post-paid to pre-paid plans, the growth of our customer base and credits due. Revenues from other services principally include revenues from account transfers, changing numbers, charges that a customer pays when migrating from post-paid to pre-paid plans and credits due.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 30% in our Regions. ICMS is also the principal tax on sales of handsets, which is imposed at a rate of 17% in our Regions. See “Item 4. Information on the Company—Sources of Revenues—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales. Our value-added and other taxes relating to services increased 22.2% from pro forma 2003 to 2004, due primarily to an increase in the operating revenue from services and increased sales of handsets.

Discounts

Discounts on services increased 48.9% to R$54.5 million in 2004, compared to R$36.6 million in pro forma 2003. This increase was due primarily to strong competitive pressure to offer discounts during 2004.

Sales of mobile handsets and accessories

Sales of mobile handsets was R$646.8 million in 2004, a 70.5% increase from R$379.3 in pro forma 2003, due primarily to higher growth of mobile telecommunications in 2004, when 1.9 million handsets were sold compared to 1.0 million in 2003.

Costs of services and goods

Cost of services and goods increased by 22.2% from pro forma 2003 to 2004, due primarily to a 60.7% increase in handset costs, a 42.9% increase in circuit leasing and related expenses, a 26.8% increase in materials and services, a 13.6% increase in the Fistel Tax and other, a 22.7% increase in personnel and a 12.9% increase in depreciation and amortization expenses. The following table sets forth the composition of costs of services and sales of mobile handsets, as well as the percentage change, from pro forma 2003 to 2004:

Income Statement Data:

Brazilian GAAP

	Year ended December 31,						Percent Change
	2004		2003 (Pro Forma)		2003		Pro forma 2003-2004
	(in millions of reais)
Depreciation and amortization	R$	351.0	R$	311.0	R$	169.5	12.9
Interconnection expenses		209.0		265.7		96.0	(21.3)
Circuit leasing and related expenses		141.8		99.3		51.3	42.8
Materials and services		56.2		44.4		26.8	26.6
Personnel		23.2		18.9		10.1	22.8
FISTEL tax and other		3.0		2.6		1.5	15.4

Total cost of services		784.2		741.8		355.2	5.7
Cost of handsets and accessories sold		513.7		318.1		222.8	61.5

Total costs of services and goods	R$	1,297.9	R$	1,059.9	R$	578.0	22.5

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

Interconnection expenses

Interconnection expenses consist of amounts paid to fixed-line and other mobile service providers for completion on their networks of calls originating on our network. Interconnection costs decreased 21.3% to R$209.0 million in 2004, from R$265.7 million in pro forma 2003, due primarily to the effects of the new CSP program billing rules introduced in July 2003, under which an operator is obligated to pay another operator for interconnection services only when the first operator’s relative share of the total interconnection minutes rendered between the two operators falls below 45% of the total of such minutes in any given month.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to Brasil Telecom, Telemar and Embratel for use of circuits interconnecting our radio base stations and switching centers and connecting our network to the networks of Brasil Telecom, Telemar and Embratel. Circuit leasing and related expenses increased 42.8% in 2004 to R$141.8 million from R$99.3 million in pro forma 2003. This increase was mainly due to the increase in leased lines and radio sites due to the expansion of the network, which resulted in a 0.8% increase in the number of TDMA base stations and a 76% increase in the number of GSM base stations.

Materials and services

Third-party materials and services costs were R$56.2 million in 2004, a 26.6% increase over R$44.4 million in pro forma 2003. This increase was primarily due to the increase in the number of sites used to support our network.

Personnel

Personnel costs increased 22.8% to R$23.2 million in 2004 from R$18.9 million in pro forma 2003. This increase was primarily due to a salary adjustment in accordance with a collective-bargaining agreement with our labor union and a 10.5% increase in the size of our workforce.

FISTEL tax and other

FISTEL tax and other costs increased 15.4% to R$3.0 million in 2004 from R$2.6 million in pro forma 2003, due in part to charges for the installation of new stations and fees for the maintenance of existing stations.

We believe FISTEL costs will increase in the future due to the expansion of the GSM network and tax expenses on the handsets we sell.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2004 was R$513.7 million, representing a 61.5% increase from R$318.1 million in pro forma 2003. This increase was due primarily due to an expansion in the handset sales volume during the period in 2004 as 1.9 million handsets were sold compared to 1.0 million sold in 2003.

Gross profit margins

The following table sets forth our gross profits, as well as the percentage change, from 2004 to pro forma 2003:

Income Statement Data:

Brazilian GAAP

	Year ended December 31,			Percent Change
	2004	2003 (Pro Forma)	2003	Pro forma 2003-2004
	(in millions of reais)
Net operating revenues from services	2,120.7	1,818.2	890.7	16.6
Cost of services	(784.2)	(741.8)	(355.2)	5.7

Gross profit from services	1,336.5	1,076.4	535.5	24.2
Net operating revenues from sales of mobile handsets and accessories	443.9	292.1	197.5	52.0
Cost of goods	(513.7)	(318.1)	(222.8)	61.5

Gross loss from sales of mobile handsets and accessories	(69.8)	(26.0)	(25.3)	168.5

Gross profit	1,266.7	1,050.4	510.2	20.6

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

Our negative gross margin for sales of mobile handsets and accessories increased from 8.4% in pro forma 2003 to 14.6% in 2004. We engage in sales of handsets, often with special promotions at particular times of the year, to increase the number of customers and generate demand for our services. The increase in negative gross margin in 2004 was due primarily to an increase in subsidies.

Our overall gross profit margin remained stable, from 49.8% in pro forma 2003 to 49.6% in 2004. This resulted primarily from an increase in gross profit margin on services offset by the reduction of our gross margin for handset sales.

Operating expenses

The following table sets forth our operating expenses, as well as the percentage change from year to year of each component, for 2004 and pro forma 2003:

Income Statement Data:

Brazilian GAAP

	Year ended December 31,						Percent Change
	2004		2003 (Pro Forma)		2003		Pro forma 2003-2004
	(in millions of reais)
Operating expenses:
Selling expenses	R$	(647.3)	R$	(461.6)	R$	(230.5)	40.2%
General and administrative expenses		(182.4)		(193.8)		(94.9)	(5.9)
Other operating expenses, net		(48.9)		(29.2)		(27.2)	67.5
Loss on equity investments		—		(6.5)		(3.3)	—

Total operating expenses	R$	(878.6)		(691.1)		(355.9)	27.1%

Our total operating expenses increased 27.1% to R$878.6 million in 2004 from R$691.1 million in pro forma 2003. This increase resulted from increases in selling expenses and others net operating expenses.

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

Other operating expense, net

Other net operating expenses increased 67.5% to R$48.9 million in 2004 from R$29.2 million in pro forma 2003. This increase was primarily due to an increase in expenses related to PIS and COFINS over interest on shareholder’s equity and an aggregate increase in various categories of other operating income.

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

Minority interests

Minority interests reflect the participation of minority shareholders in our subsidiaries’ net income or loss, as the case may be. Minority interest participation in the net income of our subsidiaries in 2004 was R$70.0 million, compared to R$75.4 million in pro forma 2003.

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

B. Liquidity and Capital Resources

Our principal assets are the shares we hold in our subsidiaries. We rely almost exclusively on dividends from our subsidiaries to meet our needs for cash, including for the payment of dividends to shareholders. We control the payment of dividends by these subsidiaries subject to limitations set forth by Brazilian law. These limitations have not materially restricted the ability of our subsidiaries to distribute dividends of income and reserves to us.

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

Sources of Funds

Cash from operations

Our cash flows from operating activities were R$826.7 million in 2005, compared to R$638.5 million in 2004. At December 31, 2005, we had working capital of R$833.4 million, compared to working capital of R$637.8 million in 2004.

Financial Contracts

We and our subsidiaries are parties to the following material financial contracts:

•	Credit Agreement, dated as of December 22, 2000, among BNDES, TIM Sul, as borrower, and TSU, as guarantor, in the principal amount of R$18.9 million outstanding as of December 31, 2005. Under this loan, R$14.1 million of the total principal amount bears interest at a variable rate of 4% plus the long term interest rate (“TJLP”), which was 9.75% per annum on December 31, 2005. The remaining R$4.8 million of principal is adjusted according to a “BNDES currency basket” consisting mainly of the U.S. dollar plus a 4% spread related to the BNDES foreign funding costs (Res. 635/87). On December 31, 2005, the outstanding amount under this credit agreement, including accrued interest, was R$19.0 million.

•	Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2005 was R$20.0 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $30 million promissory note by TIM Nordeste, with TND as the guarantor of such promissory note.

•	Credit Agreement, dated as of May 25, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2005 was of approximately R$87.0 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $128.0 million promissory note by TIM Nordeste, with TND as the guarantor of such promissory note.

See Note 14 to our consolidated financial statements for a further description of such financing agreements. See Note 28 to our consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” for a discussion regarding our exposure to foreign currency fluctuations and our hedging activities.

On December 31, 2005, we had R$129.0 million outstanding in loans, financings and debentures, compared to R$103.4 million on December 31, 2004.

Uses of Funds

Principal uses of funds during the three-year period ended December 31, 2005, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets, including accounts payable, for the years ended December 2005, 2004 and 2003 totaled R$684.5 million, R$674.3 million and R$509.1 million, respectively. Dividend payments to our shareholders and subsidiary minority interest during the years ended December 31, 2005, 2004 and 2003 totaled R$92.8 million, R$89.0 million and R$61.3 million, respectively. Funds used for loan payments for the years ended December 31, 2005, 2004 and 2003 totaled, respectively, R$66.0 million, R$77.4 million and R$461.6 million. See Note 34 to our consolidated financial statements.

Investments in Fixed Assets

Our capital expenditures in 2005 related primarily to the expansion the capacity and quality of our GSM network, on which we expended a total of R$60.9 million and R$148.0 million, respectively. In 2004 and 2003, capital expenditures related primarily to:

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands; and

•	creating the Blah! internet portal.

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2005, 2004 and 2003.

	Year ended December 31,
Capital expenditures	2005		2004		Pro forma 2003		2003
	(in millions of reais)
Telecommunications equipment	R$	392.0	R$	472.5	R$	302.5	R$	146.1
Network construction		60.9		77.7		52.1		4.9
Information technology		148.0		52.2		69.6		35.6
PCS license		0.0		2.8		40.9		17.6
Others		83.6		69.7		40.5		8.8

Total capital expenditures	R$	684.5	R$	674.9	R$	505.6	R$	213.0

Our management has approved planned capital expenditures in 2006 in the total amount of R$543.2 million for expenditures relating to our subsidiaries, TIM Sul and TIM Nordeste, and an additional R$1,385.5 million for expenditures relating to our subsidiaries, TIM Celular and TIM Maxitel, for total planned capital expenditures in 2006 of R$1,928.7 million. Most of the planned 2006 capital expenditures relate to the expansion of the capacity and quality of our GSM network and development of information technology systems. See “Item 4. Information on the Company—History and Development of the Company—Capital Expenditures.”

Dividends

We are required to distribute 25% of our adjusted net income to our shareholders either as dividends or as tax-deductible interest on shareholders’ equity. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to the higher of: (i) 6% of our capital (“capital social”) divided by the total number of common and preferred shares, and (ii) 3% of the net shareholders’ equity (“patrimônio líquido”), according to the most recent financial statements approved by the shareholders. See Note 19 to our consolidated financial statements.

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2005, 2004 and 2003.

Dividend Distribution	Year ended December 31,
	2005		2004		2003
	(in millions of reais)
Dividends	R$	53.9	R$	75.0	R$	40.3
Interest on shareholders’ equity		38.9		14.0		21.0

Total distributions	R$	92.8	R$	89.0	R$	61.3

Our common shareholders approved on March 7, 2006 the distribution of a total of R$132.5 million, to our shareholders in respect of 2005 income, as dividends and interest on shareholders’ equity. The amount distributed in 2005, net of taxes, was R$122.0 million. Our common shareholders approved on March 9, 2005 the distribution of a total of R$72.6 million, to our shareholders in respect of 2004 income, as dividends and interest on shareholders’ equity. The amount distributed, net of taxes, was R$68.1 million. Our common shareholders approved on April 22, 2004 and April 23, 2004 the distribution of a total of R$79.8 million to our shareholders in respect of 2003 income as dividends and interest on shareholders’ equity. The amount distributed, net of taxes, was R$78.0 million.

C. Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

D. Trend Information

Customer Base and Market Share

The Brazilian mobile market expanded substantially in 2005 with the number of mobile subscribers increasing 31.0% to approximately 86 million as of December 31, 2005 and to a lesser degree in the three months ended March 31, 2006 with the number of mobile subscribers increasing 3.7% to approximately 89 million. During this period our number of subscribers also increased both on an absolute basis and in terms of our market share. The number of subscribers for our mobile services, which is the primary factor determining the level of our revenues and costs, has increased significantly in recent years reaching 7.5 million as of December 31, 2005, representing increases of 32.8% from the year ended December 31, 2004. Our market share was approximately 41.1% as of December 31, 2005 in the regions in which we then operated, compared to approximately 43.8% as of December 31, 2004 in the regions in which we then operated. Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile telecommunications market in Brazil in terms of number of subscribers and our high quality customer composition. To do so we intend to utilize sophisticated customer relationship strategies and our customer segmentation approach, which we believe has contributed to an increased subscriber base and market share since the beginning of 2005, to retain our current customers and attract new customers. We expect the rate of growth in our subscriber base and market share to decrease from the rates experienced in 2004 and 2005 as the Brazilian mobile market has already achieved significant penetration.

After the privatization of the Brazilian telecommunications industry, the incumbent providers had the entire market share in the wireless areas in which they were granted concessions. The predecessors of two of our subsidiaries, TIM Sul and TIM Nordeste, were incumbents in two of the ten wireless areas of Brazil established by Anatel and, accordingly, have enjoyed a high market share in these two areas since formation. Our other operating subsidiaries, TIM Celular, which operates in six of the ten wireless areas of Brazil, and TIM Maxitel, which operates in two of the ten wireless areas, were not legacy companies of the privatized incumbents; they have gained market share from the incumbents in the eight wireless areas in which they operate.

Change of Mix Between Postpaid and Prepaid Customers

Clients using postpaid services constituted 20.3% of our customer base on December 31, 2005 compared to 23.6% on December 31, 2004. Until the end of 2005, the proportion of our customers representing prepaid customers increased steadily due in part to the increased purchasing power of the less affluent residents of Brazil that resulted from macroeconomic trends in Brazil and in part to the intensive marketing efforts directed at these customers in 2004 and, to a lesser extent, in 2005, which we believe was necessary to establish the subscriber base scale needed to support our expansion to a nationwide mobile network. We will continue to focus our marketing efforts on the higher revenue postpaid customers to partially offset the effect on our ARPU and profit margins of increases in prepaid customers.

Average Revenue Per User (ARPU) Per Month

Although we believe our ARPU for 2005 was the highest in the regions in which we then operated, we face the challenge of maintaining a relatively stable ARPU after experiencing decreases of 14.2% from R$36.53 for 2004, to R$31.34 in 2005. These decreases in ARPU are primarily the result of a disproportionate increase in lower revenue prepaid customers, who accounted for approximately 80% of our customer base, during those periods. We are seeking to maintain a relatively stable ARPU by focusing on higher revenue customers through our targeted customer segmentation marketing approach and offering high quality services. If we are able to continue to maintain a relatively high ARPU, it would allow us to maintain strong revenue even if growth in the Brazilian mobile market slows.

Increased revenues from value-added services are also expected to contribute to maintaining our ARPU levels even if our proportion of prepaid customers increases. Our revenues from the use of value-added services represented only 6.9% and 4.3% of our gross service revenues for the year ended December 31, 2005 and 2004, respectively. However, revenue from value-added service increased approximately 84.9% for the year ended December 31, 2005 compared to the year ended December 31, 2004. We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues. As the provision of value-added services has a relatively low marginal cost, we anticipate that value-added services will contribute to the growth of our operating margins.

Competitive Environment

The Brazilian mobile telecommunications industry continues to be highly competitive. We have responded and continue to respond to the competitive environment in the Brazilian telecommunications market in a number of ways, primarily by seeking to establish nationwide network coverage and focusing on customer attraction and retention. We believe our recent expansion of our GSM network, which now covers nearly all metropolitan areas of at least 10,000 people in Brazil, has furthered these goals. As part of this effort, we have focused on providing a wider range of service packages tailored to different customer segments and expect to make increased investments in retaining our customer base through initiatives such as our customer service approach and strengthening our brand through our marketing efforts. We also seek to make available competitive services, both in terms of premium features such as value-added services and EDGE technology and in terms of our service packages.

In the second half of 2005 and the first three months of 2006, the Brazilian telecommunications market exhibited a more rational approach to acquiring new customers with a reduced emphasis on subsidies and zero-interest financing for handsets and an increased emphasis on customer retention. In 2005, we focused our use of subsidies primarily on retaining our heavy-use customers rather than on aggressively expanding our customer base. In addition, we have used subsidies to give incentives to our customers to migrate from TDMA to GSM. Our acquisition cost per new gross customer added was R$116.2 for the year ended December 31, 2005, compared to R$124.4 for the year ended December 31, 2004.

In addition to competition from other traditional mobile telecommunications service providers, the level of competition from fixed-line service providers has increased, and we expect will continue to increase, as fixed-line service providers attempt to attract subscribers away from mobile service based on price and package offers that bundle multiple applications such as voice services (mobile and fixed-line), broadband and other services. Technological changes in the telecommunications field, such as the development of third generation, or 3G, and mobile satellite services, are expected to introduce additional sources of competition. It is also expected that within the next few years Anatel will auction licenses to provide mobile telecommunications services over additional bandwith frequencies to accommodate these emerging technologies.

The scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See “Item 3. Key Information—Risk Factors—Risks Relating to Us—We face substantial competition that may reduce our market share and harm our financial performance” and “Item 4B. Business—Competition.”

Decreasing Network Investment

We made a substantial investment in expanding our GSM network in 2003 and 2004, and to a lesser extent in 2005, increasing the number of radio base stations in our GSM network by 5%, 30% and 69% in 2005, 2004 and 2003, respectively. With our geographic coverage of the Brazilian urban population at approximately 91% as of March 31, 2006 and approximately 85% of our customers using GSM technology as of the same date, we expect to invest significantly less in our network over the next several years. We will, however, continue to invest in selectively expanding our coverage of the Brazilian population, focusing on the quality of coverage we provide in major metropolitan areas by augmenting our coverage in buildings, tunnels and major roads and on increasing capacity across our network to ensure it remains capable of absorbing high call volume in high usage areas. GSM is viewed as good pathway to more advanced technologies, and we expect relatively limited further investment will be required to make our current network capable of supporting emerging technologies such as 3G, 3.5G and High Speed Downlink Packet Access, or HSDPA.

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by Period (in thousands of reais)
	Total		Less than 1 year		1-3 years		4-5 years		More than 5 years
Long-term debt		129.0		23.9		48.8		35.4		20.9
Operating leases(1)		213.6		31.8		103.6		76.1		2.1
Total(2)	R$	342.6	R$	55.7	R$	152.4	R$	111.5	R$	23.0

(1)	The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty. See Note 18 to our Consolidated Financial Statements.
(2)	Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations.

In 2006, we expect to have approximately R$543.2 million in capital expenditures relating to our subsidiaries, TIM Sul and TIM Nordeste, and an additional R$1,385.5 million in capital expenditures relating to our subsidiaries, TIM Celular and TIM Maxitel, for total planned capital expenditures in 2006 of R$1,928.7 million, to be funded by cash generated from our business. See “Item 4. Information on the Company—Our Network.” Most of our planned capital expenditures for 2006 relate to the expansion of the capacity and quality of our GSM network and the development of information technology. See “Item 4. Information on the Company—Capital Expenditures.”

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors is comprised of three to five members serving for terms of three years each with the possibility of reelection.

Our directors’ duties and responsibilities are set forth by Brazilian law, our Estatutos Sociais (“by-laws”) and our Política de Divulgação de Informações, as determined by CVM Instrução No. 358. All decisions taken by our board of directors are registered in the books of the Board of Directors’ meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings when discretionarily called by the chair, or two directors. The chair of the Board of Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee or a compensation committee.

Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy and the Code of Ethics, issued by the Company.

The following are the members of the Board of Directors and their respective positions.

Name	Position	Date Assumed Office
Giorgio della Seta Ferrari Corbelli Greco	Chairman	March 16, 2006
Isaac Selim Sutton	Director	May 3, 2004
Franco Bertone	Director	May 3, 2004

Mr. Sutton and Mr. Bertone were elected to their respective offices at the Annual Shareholders’ Meeting in 2004. Mr. Greco was elected at a Special Shareholders’ Meeting in 2006. They are scheduled to be reelected or replaced at the Annual Shareholders’ Meeting in 2007. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Giorgio della Seta Ferrari Corbelli Greco. Mr. della Seta has been a member or our Board of Directors since March 2006. He was the chairman of the board of directors of Telecom Itália Latin America from 2002 to 2004 and a member of the board of directors of TIM – Telecoma Itália Mobile S.p.A. since 2004. Mr. della Seta has also served as the President of Pirelli S.A. since 1995 and President of Telecom Itália Latin America since 2006. Mr. della Seta holds a PhD in law from the University of Milan in Italy.

Isaac Selim Sutton. Mr. Sutton has been a member of our Board of Directors since April 2004. He holds a degree in economics from Unversidade de São Paulo – USP. Mr. Sutton is also an officer for Grupo Safra since 1994 and has been a member of the Board of Directors of other Brazilian companies such as Aracruz, Telemig, Celma and Gevisa. Mr. Sutton was also a member of our Fiscal Committee and the Fiscal Committee of Tele Nordeste Celular.

Franco Bertone. Mr. Bertone has been a member of our Board of Directors since December 2002. Mr. Bertone holds a degree in electronic engineering. Mr. Bertone is Shareholders’ Relations Director for Telecom Italia Latin America. In 2001 and 2002, Mr. Bertone was the Director of International Operations for Telecom Italia Latin America and the Vice-President of Telecom Argentina. From 1997 to 2000, Mr. Bertone was the Chairman and Chief Executive Officer of Entel-Bolivia. From 1992 to 1997, Mr. Bertone was the Chief Executive Officer of Sirti Limited—UK and Sirti Limited Corp.—USA. From 1986 to 1991, Mr. Bertone was the Director of Systems at Sirti-Milano. From 1983 to 1985, Mr. Bertone was the Program Manager of the Sirti-Ericsson-Philips joint venture in Saudi Arabia.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

In accordance with the approval of our shareholders in an extraordinary meeting held on May 4, 2006, our Board of Executive Officers will be composed of at least two and no more than six members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (i) Chief Executive Officer, (ii) Chief Financial and Investor Relations Officer, (iii) Commercial Officer, (iv) Supply Officer, (v) Human Resources Officer, (vi) Legal Officer, (vii) Southern Operations Officer and (viii) Northeast Operations Officer. Each member of our Board of Executive Officers, who serve three-year terms of office (with re-election permitted) may be elected or removed by our Board of Directors at any time.

The following are the current members of the Board of Executive Officers and their respective positions:

Name	Position	Date of first appointment
Mario Cesar Pereira de Araujo	Chief Executive Officer	May 4, 2006
Stefano De Angelis	Chief Financial Officer and Investors Relations Officer	May 4, 2006
Cláudio Roberto de Argollo Bastos	Supply Officer	May 4, 2006
Orlando Lopes Júnior	Human Resources Officer	May 4, 2006
Lara Cristina Ribeiro Piau Marques	Legal Officer	May 4, 2006

Set forth below are brief biographical descriptions of our executive officers.

Mario Cesar Pereira de Araujo. Mr. Araujo has been our Chief Executive Officer of TIM Participações S.A. since May 4, 2006. He has also served as a member and chairman of several boards, including TIM Brasil S.A. and TIM Celular S.A., among others. He has also been the Chief Executive Officer and Technology Officer of Tele Nordeste Celular since April 2003. From 1999 to 2002, he served as the Chief Executive Officer of Norte Brasil Telecom. From 1998 to 1999, he served as Chief Executive Officer of Tele Centro Oeste Celular. From 1997 to 1998, he served as a Manager of Services in the areas of paging, trunking and internet services at Splice do Brasil S.A. From 1977 to 1997, he worked at Embratel as a Manager of Data Communications, an Assistant to the Director of Engineering and as a Manager of the Department of Corporate Clients. From 1973 to 1977, he worked in the data and text communications department of Telerj. He holds a degree in electrical engineering from Universidade Federal do Rio de Janeiro – UFRJ.

Stefano de Angelis. Mr. de Angelis has been the Chief Financial Officer of TIM Participações S.A. since May 4, 2006. He served as the Administration, Finance and Control Officer of the TIM Group in Brazil, until July 2005. From 2002 to 2004, he was responsible for the planning and control operations of the TIM Group (Telecom Italia Mobile S.p.A) in Italy. Mr. de Angelis worked with the Consodata Group Ltd, H.M.C. S.p.A., Stet S.p.A. and Fiat Ge.va. S.p.A. Mr. de Angelis was a member of the board of directors of Stream S.p.A. from April 2000 to June 2000, TV Internazionale S.p.A. (“La7”) from June 2001 to December 2002, MTV Italia S.r.l from April 2002 to December 2002, an executive officer at TVI Montecarlo S.A.M. from April 2002 to November 2002, the CEO of Globo Communication S.A.M., from April 2002 to November 2002, and CEO and executive officer of the Consodata Group Ltd from October 2002 to January 2003. He holds a degree in Economics and Business from Università degli Studi di Rome and an masters degree in Business Administration from the Scuola di Amministrazione Aziendale dell’Università di Torino in Torino, Italy.

Cláudio Roberto de Argollo Bastos. Mr. Bastos has been the Supply Officer of TIM Participações S.A. since May 4, 2006. He has also served as Supply Chain Director for TIM Brasil S.A. since 2001 and for TIM Peru from June 2004 to February 2005. He gained experience working for Intelig Telecomunicações Ltda, Ethyl/Texaco, A.Araujo S.A. Engenharia and Interancional de Enga S.A. from 1985 to 2001. He holds a degree in Chemical Engineering from Universidade Federal Fluminense and attended the Executive MBA in COPPEAD at the Universidade Federal do Rio de Janeiro. Mr. Bastos attended a post-graduate program in telecommunications management at the Fundação Getúlio Vargas.

Orlando Lopes Junior. Mr. Lopes has been the Human Resources Officer for TIM Participações S.A. since May 4, 2006. He served as Human Resources Officer for TIM Celular S.A. since November 2005 and as Governance Manager from October 2005 to November 2005. He also gained experience serving as Human Resources Officer at Olivetti do Brasil S.A. and Pirelli Energia Cabos e Sistemas do Brasil S.A. Mr. Lopes also worked for Renault do Brasil S.A., Pepsico do Brasil Ltda. – Pizza Hut and KFC, Indústrias Gessy Lever Ltda, Ford Brasil S.A., among others. He holds a degree in Law from the Faculdades Metropolitanas Unidas and attended a post-graduate program in labor law at the Faculdade de Direito da Universidade de São Paulo (USP).

Lara Cristina Ribeiro Piau Marques. Ms. Marques has been the Legal Counsel of TIM Participações S.A. since May 4, 2006. She also served as Legal Director for TIM Brasil since July 2004 and Legal Manager for TIM Celular S.A. from February 2003 to July 2004. She was a member of the tax council of Tele Celular Sul Participações S.A., Telepar Celular S.A. and CTMR Celular from 2000 to 2003. She gained experience as Legal Advisory Manager for TIM Nordeste from October 1998 to January 2003. She holds a degree in Law from the Faculdade de Direito do Distrito Federal and attended the a post graduate program in Civil Procedure Law at the Instituto Brasileiro de Processo Civil at the Fundação Getúlio Vargas. She has also completed courses in International Law at the Hague Academy in International Law in Holland, in Labor Law at the Universidade de Brasília, in Tort Law at the Fundação Getúlio Vargas, and has an MBA in Telecommunications from the IBMEC.

Fiscal Committee

The Fiscal Committee consists of five members, three of which are elected by the majority common shareholders, one by the minority common shareholders and one by the preferred shareholders.

The following are the current members of our Fiscal Committee:

Name	Date appointed	Term
Vicente de Paulo Barros Pergoraro	March 7, 2006	1 year
Sheila Periard Henrique Silva	March 7, 2006	1 year
Josino de Almeida Fonseca	March 7, 2006	1 year
Antonio Carlos Rovai	March 7, 2006	1 year
Celso Clemente Giacometti	March 7, 2006	1 year

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

Since our April 23, 2004 general shareholders’ meeting, we have elected members of the Fiscal Committee who are independent from the Company and its affiliates. At a general shareholders’ meeting held on May 6, 2004, we adopted internal by-laws of our Fiscal Committee in order for it to serve as an alternative structure to an audit committee in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Principal Differences Between the Brazilian and the U.S. Corporate Governance Practices

The significant differences between our corporate governance practices and the NYSE corporate governance standards are as follows:

Independence of Directors and Independence Tests

Neither our board of directors nor our management test the independence of the directors before such elections are made. However, both Brazilian corporate law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected into executive positions. The remaining non management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Notwithstanding, none of our executive officers are members of our board of directors.

Committees

We are not required under applicable Brazilian corporate law to have, and accordingly we do not have, a Nominating Committee, a Corporate Governance Committee or a Compensation Committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders’ meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

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

Since Brazilian corporate law does not specifically grant our fiscal committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted at a shareholders’ meeting held on May 6, 2004 a committee charter to clarify that the fiscal committee has certain powers and duties, which comprise, among others, the powers herein mentioned.

We do not believe that our use of the fiscal committee in accordance with Brazilian corporate law, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the fiscal committee to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or fulfill its fiduciary and other obligations under Brazilian law. It is presently contemplated that the fiscal committee will continue to be independent. However, because the fiscal committee’s members will continue to be elected and its budget will continue to be set at the general shareholders’ meeting, we can make no assurance that the fiscal committee or its future members will continue to be independent from our controlling shareholder in the future.

Compensation

For the year ended December 31, 2005, we approved approximately R$1,574 million, in the aggregate, as compensation to our directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this annual report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2005. See “—Stock Option Plan,” for a description of our plan to compensate our employees based on the results of operations. Our executive officers and other managers of the company are eligible to receive an incentive (MBO or “Management by Objectives”) bonus. The general criteria for the MBO bonus are approved by our Board of Directors and provides that eligible executive officers and other managers may receive a multiple of their base salary if they achieve certain pre-established targets.

Each director and member of our fiscal committee receives R$108,000 per year.

We are not required under Brazilian law to disclose, and have not otherwise disclosed, the compensation of our officers on an individual basis.

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

Our stock option plan had a four-year term and expired in April 2005. Our Board of Directors could authorize future capital increases, within the limit of the authorized capital, with the issuance of preferred shares for the benefit of our key employees. The number of shares that could be issued under the stock option plan was limited to 1.5% of our capital stock. Options vest under the stock option plan only if our earnings before interest and taxes meet certain targets, which are set for each year in the annual budgeting process. The holders of options under the stock option plan could be able to exercise their options at certain prices established under the terms of the plan.

In 2003, 29 of our employees exercised their options under our stock option plan, resulting in the acquisition of 26,798 preferred shares through December 31, 2003. See Note 19.e to the consolidated financial statements for further information about the stock option plan. No employees exercised their options under our stock options plan in 2004.

On April 26, 2005, our Board of Directors approved a capital increase within the limits of our authorized capital, in the amount of R$ 2,005,816.29, upon the issuance of 595,198 tranches of 1,000 preferred shares, resulting from the exercise of the share purchase options by 24 officers, managers and employees pursuant to our Share Purchase Option Plan.

Our stock option plan expired in April 2005 and has not been renewed by our shareholders.

Share Ownership

The directors and members of our administrative, supervisory and management bodies do not hold, in the aggregate, more than 1% of either the common shares or preferred shares outstanding. As of April 30, 2006, our directors and executive officers, owned, in the aggregate, 438,035 common shares and 400,547 preferred shares.

Our Employees

At December 31, 2005, we had 2,446 full-time employees, of whom 1,790 were employed by TIM Nordeste and approximately 1,256 were employed by TIM Sul. The following tables set forth a breakdown of our employees as of December 31, 2005, 2004 and 2003.

	As of December 31,
	2005	2004	2003 (pro forma)(1)	2003
	(in millions of reais)
Total number of employees	2,446	2,190	1,981	958
Number of employees by category of activity
Network	270	318	305	115
Sales and marketing	864	790	721	323
Information technology	67	103	127	63
Customer care	1,017	766	553	316
Support and other	228	790	721	323

(1)	The pro forma information reflects TSU/TND merger as if the merger occurred on December 31, 2003. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force expire on November 30, 2006. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

Employee Benefit Plans

Our employees at the time of the Breakup of Telebrás had the right to maintain their rights and benefits in the Telebrás Pension Plan, managed by Fundação Telebrás de Seguridade Social – Sistel (“Sistel”), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We make monthly contributions to the Telebrás Pension Plan in amounts equal to 13.5% of the salary of each employee covered by the defined benefit plans administered by Sistel. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of the Telebrás Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebrás Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebrás Pension Plan operated independently from us, and their assets and liabilities were fully segregated from ours; however, we were contingently liable for all of the unfunded obligations of the plan. Employees hired since the Privatization did not become members of the Telebrás Pension Plan, and we did not contribute to any defined benefit pension fund on behalf of such employees. See Note 29 to our consolidated financial statements.

In January 2000, we and the other companies that formerly belonged to the Telebrás System agreed to divide the existing Telebrás Pension Plan into 15 separate plans, resulting in the creation of private plans for the current employees of each of the former members of the Telebrás System. These new private pension plans have retained the same terms and conditions of the Telebrás Pension Plan. The division served to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Telebrás Pension Plan sponsors will continue with respect to retired employees who will necessarily remain members of the Telebrás Pension Plan. See Note 29 to the consolidated financial statements.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Of our two classes of capital stock outstanding, only our common shares have full voting rights. The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the common shares or more as of March 31, 2006. The common shares held by TIM Brasil have the same voting rights as the other common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A	642,311,207,142	81.19%
All our officers and directors as a group	438,035	*
Total	642,311,645,177	81.19%

*	Represents less than 1%.

TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia. See “Item 4C. Organizational Structure.”

As of April 30, 2006, there were 363.9 billion preferred shares represented by ADSs. As of such date, the number of Preferred Shares represented by ADSs represented 65% of the total number of preferred shares outstanding and 52% of our total capital.

B. Related Party Transactions

As of March 31, 2006, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had inter-company receivables and payables in amounts of R$18.6 million and R$38.4 million, respectively on December 31, 2005. See Note 7 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are the guarantor of certain obligations of our subsidiaries. On September 22, 2000, Tele Nordeste entered into a financing contract with the European Investment Bank, in the amount of US$50 million, guaranteed by TND, which guarantee is now an obligation of TIM. The loan bears interest at a rate of LIBOR plus 0.15% per annum, is payable in semi-annual installments and matured in September 2005.

In addition, we are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$30 million. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A., TIM Nordeste and TND, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million . See “Item 10. Additional Information – Material Contracts.”

We are also a guarantor of a promissory note issued by TIM Nordeste in the amount of R$127.978 million. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A., TIM Nordeste and TIM, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of April 27, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$85.318 million. See “Item 10. Additional Information – Material Contracts.”

Sharing of billing systems in connection with our GSM operations

Our company-wide, integrated billing and collection systems are provided by a third-party vendor. These systems have four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options. Certain aspects of billing mobile customers in Brazil are regulated by Anatel, and we believe we are generally in compliance with such regulations. Currently, if a customer’s payment is more than 15 days overdue, we usually suspend the customer’s ability to make calls, and if the payment is 30 days overdue, the customer will not be able to make outgoing calls or receive incoming calls. After 75 days from the customer’s payment due date, we generally discontinue service entirely, although discontinuation of service is sometimes delayed until 120 days after the due date for valued customers.

Pursuant to Anatel regulations, we and other telephone service providers periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis. See “Item 4B. Information on the Company—Business Overview—Sources of Revenue—Interconnection Charges” and “Item 4B. Information on the Company—Business Overview —Sources of Revenue—Roaming Fees.” Currently, the roaming reconciliation process is largely managed by industry sponsored groups, including Verisign Clearing House for domestic roaming TDMA and MACH for domestic and international GSM, while the interconnection reconciliation process is primarily managed directly by us.

In the ordinary course of business, our subsidiaries, TIM Sul and TIM Nordeste, have entered into certain regulatory agreements with TIM Celular and TIM Maxitel, including interconnection, roaming site sharing and co-billing arrangements. As explained in Item 4B. Information on the Company—Business Overview, such agreements must meet and comply with Anatel regulations. The terms and conditions of the agreements are standard and contain the same material terms and conditions of those contracts entered into with independent parties.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are subject to various claims, including regulatory, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. Our judgment is always based on the opinion of our legal advisers. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

Anatel Administrative Proceedings

In September 2004, Anatel initiated administrative proceedings against TIM Sul and TIM Nordeste for non-compliance with certain of our quality of service obligations under the PCS authorizations in the years 2003 and 2004. We have submitted to Anatel a petition explaining that the non-compliance with certain quality standards was due mainly to the migration from the SMC regime to the PCS regime, the change in the long-distance calling system as well as the overlay of the GSM network. These changes resulted in an out of the ordinary number of calls to the customers’ service number. We cannot predict the outcome of the Anatel proceedings at this time but we do not believe that an unfavorable outcome will cause a material adverse effect on our business, financial condition and results of operations. In 2005, we were also subject to review by Anatel, and new administrative proceedings were brought against us, which mainly focused on alleged noncompliance with quality standards. We presented defenses in relation to such new administrative proceedings, which are currently pending, following Anatel regulations. We cannot predict the outcome of these new proceedings at this time, but have accrued the amount of R$5.1 million in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

Litigation Related to the Conversion of Our Concessions into Authorizations

In January 2003, a type of class action (“ação popular”) was brought by an individual against Anatel and all the companies controlled by Telecom Italia in Brazil, including us. The claim sought to suspend the effects of Resolução 318, of September 27, 2002, and other acts by Anatel, including Authorizations PVCP/SPV nos. 001/2002 to 011/2002, published on December 12, 2002, which authorized us to migrate from the SMC regime to the PCS regime.

The action specifically challenged the omission of provisions regulating the return of the assets (“bens reversíveis”) used by us in connection with the provision of telecommunication services by the time of the expiration of the authorizations. By reason of such omission, argues the claimant, the federal government would suffer irreparable damage and, therefore, the Anatel acts allowing the migration from SMC to PCS should be declared null and void.

We have challenged this action vigorously, and after some preliminary decisions by lower courts we have obtained a unanimous decision from the Regional Federal Court of Appeals (“Tribunal Regional Federal”) permitting the migration from SMC to PCS, reserving discussion about the return of the assets to the Federal Government for a later date.

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

We entered into amendments to our authorizations to provide for the contingency that in the event of the termination of our authorizations, the assets essential to our provision of services would be returned to the federal government.

Litigation Related to the Payment of Income Tax and CSL by TIM Nordeste and Maxitel

TIM Nordeste

We received a tax assessment notice in September of 2003 issued by the Brazilian tax authority in the state of Ceará for R$12.7 million relating to (i) corporate income tax (IRPJ) assessments for the period from 1999 to 2001 corresponding to a value of R$8.4 million; (ii) assessments for differences in social contribution on net income tax (CSSL) collections from 1998 to 2001 in the amount of R$3.2 million; and (iii) assessments for differences in PIS and COFINS collections for the period from 1998 to 2002, in the amount of R$0.3 million and R$0.8 million, respectively. The principal grounds of the tax authorities for issuing the tax assessment notice is due to the absence or insufficiency of documentation supporting the appropriate expenditures for TIM Nordeste.

We are challenging this tax assessment with the appropriate Brazilian tax authorities and a final determination is pending. We believe the risk that we will be required to pay this tax assessment is possible, but not probable. Accordingly, we have not made a provision for this amount.

Maxitel

The Brazilian tax authority in the state of Minas Gerais issued five tax assessment notices to Maxitel in March of 2005. Two of these notices relate to corporate income tax (IRPJ) assessments, two refer to social contribution on net income tax (CSLL) assessments, and one refers to an income tax, withheld at the source, on principal (IRRF) assessment, for 2002. In the case of the IRPJ and CSLL notices, the asserted infractions are (i) alleged improper adjustments to net income in determining profits relating to inappropriate adjustments due to monetary variations in swap arrangements; (ii) alleged exclusion of exchange rate variations of foreign debt that were improperly eliminated by us and deducted as an expense from our flow statement; and (c) the imposition of a penalty based on the argument that the tax should have been collected based on our estimated income. The notice relating to the IRRF assessment alleges that the tax paid was less than the tax due because we calculated income based on net value received and excluded amounts for tax collected, fines for late payments and interest.

We are challenging these tax assessments with the appropriate Brazilian tax authorities and a final determination is pending. The total value of the five tax assessment notices is R$126.9 million. We believe that the amount for which it is probable that we will be required to pay is R$32.8 million and have made provisions in this amount.

Litigation Related to the Application of PIS and COFINS

In 2001, 2002 and 2004, the Federal Government (“Ministério Público Federal”) filed lawsuits to prevent TIM Sul (formerly Telepar Celular and Telesc Celular), and TIM Nordeste (formerly Teleceará Celular and Telpe Celular) from passing along to their respective customers costs regarding PIS and COFINS. See “Item 4. Information on the Company—Taxes on Telecommunications Goods and Services.” The Federal Government (“Ministério Público Federal”) also claimed that these entities should compensate their customers for these charges by paying each of them an amount equal to double the amount that was individually paid.

In March 2004, a decision favorable to Telpe Celular, now TIM Nordeste, was rendered by the second level Court, denying the claims of the Federal Government. The Federal Government appealed from this decision. Nonetheless, we are unable to predict the final outcome of these lawsuits. We are also unable to predict whether an unfavorable decision would have a material adverse effect on our business, results of operations, financial condition or prospects.

Additionally, in 2005 we filed a lawsuit to recover the PIS and COFINS amounts paid in accordance with paragraph 1 of article 3 of Law No. 9718/98, which was deemed unconstitutional by the Federal Supreme Court.

Claims Related to the Payment of PIS and COFINS Taxes by Maxitel

In March of 2004, the Brazilian federal tax authority brought two claims against Maxitel, the first relating to the issuance of a PIS tax assessment and the second relating to a COFINS tax assessment. In both cases, the assessments are based on (i) an allegedly incorrect basis for calculating the PIS and COFINS taxes due during the 1999 calendar year, leaving a deficiency between the taxes due and the amounts paid during this period, (ii) an alleged failure to pay taxes due from exchange rate gains from fluctuations in our foreign debt obligations and (iii) an alleged failure to pay PIS and COFINS taxes due based on gains resulting from monetary fluctuations relating to the financing of our concessions.

We are challenging the PIS and COFINS tax assessments before the appropriate administrative bodies. In connection with this dispute, we are required by Brazilian law to provide a guarantee in an amount equivalent to 30% of the stated amount of the assessment. Consequently, we have offered as guarantee real property valued at R$8.8 million. The total amount is dispute is approximatelyR$31 million. We believe that the likelihood of loss at the administrative level is possible, but that if we are to proceed with judicial recourse, we believe that our likelihood of a loss is remote. Consequently, we do not have reserves for this amount.

Litigation Related to the Application of ICMS

In June 1998, the governments of the individual Brazilian States agreed to interpret existing Brazilian tax law to apply ICMS in respect of certain revenues, including cellular activation fees and monthly subscription charges, that had not previously been subject to such taxes. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation and subscription fees charged during the five years preceding June 30, 1998. We believe that the attempt by the state governments to extend the scope of ICMS to services that are supplementary (such as monthly subscription charges) to basic telecommunications services is unlawful because:

•	the state governments acted beyond the scope of their authority;

•	their interpretation would subject to taxation certain revenues, particularly activation fees, that are not considered to be payments for telecommunications services; and

•	new taxes may not be applied retroactively.

It should be noted that some Brazilian higher courts have addressed this issue and ruled that the ICMS is not applicable to services that are supplementary to basic telecommunications services, relieving us from the payment of the ICMS tax on activation fees in certain Brazilian states and in other circumstances, we are required to pay judicial deposits in connection with the activation fee tax, during the pendency of the actions seeking to determine the status of the activation fee tax. A recent decision with respect to another cellular service provider indicates that ICMS may not be applicable to cellular activation fees. To date, we have received two favorable final decisions relating to the states of Paraná and Alagoas. Additionally, there have been two second level decisions favorable to the Company addressing the fact that certain revenues, including cellular activation fees and monthly subscription charges are not subject to ICMS tax relating to the states of Santa Catarina and Rio Grande do Sul. Additionally, the Company has filed lawsuits in the Brazilian states of Pernambuco, Rio Grande do Norte, Pará, Piauí and Ceará.

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

Even though we are unable to predict the final outcome of this lawsuit, we believe that a ruling favorable to the plaintiff is unlikely. Accordingly, we have not created a reserve in connection with this litigation. If an unfavorable ruling is issued against us, we will lose the tax benefit derived from the premiums paid, and our tax liability will increase. We have already amortized a portion of the goodwill. We believe that an unfavorable decision would not have a material adverse effect on our business, results of operations, financial condition or prospects.

Litigation Arising Out of Events Prior to the Breakup of Telebrás

Telebrás and its operating subsidiaries, the legal predecessors of the Holding Company and TIM Sul and TIM Nordeste, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telebrás and its operating subsidiaries prior to the effective date of the spin-off of the cellular assets and liabilities of Telebrás and its operating subsidiaries to the TIM Sul and TIM Nordeste remain with Telebrás and its operating subsidiaries, except for those liabilities for which specific accounting provisions were assigned to TIM Sul and TIM Nordeste. Any claims against Telebrás and its operating subsidiaries that are not satisfied by Telebrás and its operating subsidiaries could result in claims against TIM Sul and TIM Nordeste, to the extent that TIM Sul and TIM Nordeste have received assets that might have been used to settle such claims had such assets not been spun off from Telebrás and its operating subsidiaries.

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

State of Santa Catarina ICMS Tax Charges

The state of Santa Catarina issued 20 infraction notices against TIM Sul regarding the payment of ICMS tax arising out of various services rendered, including international telecommunication services rendered by Telesc Celular, now TIM SUL, from April 1998 to January 2000 and activation and other fees charged by TIM SUL from April 1998 to August 2003. We paid one of the infraction notices in full in 2005. A final determination was reached for 10 of the infraction notices, requiring us to pay the infraction notices in part. A determination for the remaining 9 infraction notices has not yet been reached. The total amount outstanding for the remaining 19 infraction notices is R$95.4 million. We intend to vigorously litigate the remaining infraction notices. We have created a provision in the amount of R$3.8 million with respect to such charges.

Additionally, we have brought an action seeking to use the ICMS credits related to the difference of rates on interstate transactions in connection with the purchase and sale of handsets in the states of Santa Catarina and Paraná. The handsets were acquired from other states, were taxed at a 12% rate, and resold internally in the state of Santa Catarina at a 7% rate from April 1999 to September 2003. The state of Santa Catarina maintains that the credits resulting from this transaction should not be offset by the company. The amount involved is approximately R$12 million for which we have made a judicial deposit in such amount.

Litigation Related to the Payment of FUST

The FUST tax is imposed at a rate of 1% on gross revenues, net of ICMS, PIS and COFINS, and its initial cost may not be passed on to clients. In light of a ruling issued by Anatel in 2005, the TIM Group, together with the other telecommunications providers in Brazil, have brought suit and obtained a preliminary injunction authorizing us not to collect the FUST tax related to interconnection revenues. We have not collected the FUST assessed on interconnection fees. We estimate the likelihood of an adverse ruling in this matter is remote. For this reason, we have not made a provision for any loss incurred in connection an adverse holding. See note 18 to our consolidated financial statements.

Litigation Related to the Federal Budget Oversight Board

The Brazilian Federal Budget Oversight Board (“Tribunal de Contas da União”) has brought an administrative proceeding alleging that Maxitel did not pay interest due on the second installment of the concession for wireless area 9 (the states of Bahia and Sergipe), in the amount of R$25 million. We estimate that an adverse decision in this matter is remote. For this reason, we have not made any provision for losses.

Litigation Related to the Authorization to Operate in the State of São Paulo

Vivo and Claro brought an action seeking an injunction to annul the grant to TIM Celular by Anatel of its authorization to operate in the State of São Paulo, alleging that the grant of such authorization was improper by seeking to establish that Telecom Itália and Brasil Telecom were related parties at the time the authorization was granted, which would contravene applicable regulations. A preliminary injunction was denied by the lower court and this decision was upheld upon appellate review. This holding is subject to further review by the Brazilian Supreme Court. We believe that the likelihood of an adverse ruling in this matter is remote.

Other Litigation

We are a party to certain legal proceedings arising in the normal course of business. Most of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect charges imposed by us as well as defects on mobile handsets we sell. Most labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2005, we were a party to approximately 12,299 consumer protection claims and 1,030 labor law claims. There are also 120 public civil actions and class actions (respectively “ação civil pública” and “ação popular”). We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

Under our by-laws, we are required to distribute 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on net worth. We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to the greater of:

•	6% of our capital (“capital social”) divided by the total number of common and preferred shares and

•	3% of our net shareholders’ equity (“patrimônio líquido”), according to the most recent financial statements approved by our shareholders.

To the extent there are additional distributable profits, the we are also required to distribute to all shareholders an amount equal to at least 25% of adjusted net income (the “General Dividend”) determined in accordance with the Corporate Law Method, including any realization of the unrealized net income reserve. The amount of General Dividend, if any, payable by us to the holders of preferred shares is offset by the amount of Preferred Dividend paid to such preferred shareholders.

As a result of these provisions, holders of our preferred shares are entitled to receive in any year distributions of cash dividends prior to the holders of our Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares, up to the amount of the dividend that must be paid to the holders of preferred shares for such year;

•	then, to the holders of common shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each preferred shares; and

•	thereafter, to the holders of common shares and preferred shares on a pro rata basis.

If the dividend to be paid to the holders of preferred shares is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights until such time as that dividend is paid in full for any year.

We may also make additional distributions to the extent of available distributable profits and reserves. TIM Sul, TIM Nordeste and TIM Celular are also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, are accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by the Brazilian Development Bank—BNDES from time to time. Dividends are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax with respect to the person receiving the dividend. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the recipient of such distributions is subject to corporate or individual income tax with respect to such payments. See “Item 10. Additional Information––Taxation––Brazilian Tax Considerations––Distributions of Interest on Capital.”

For the purposes of Brazilian corporate law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve. On December 31, 2005, the balance of our legal reserve was R$98.7 million, which was equal to 6.7% of our total capital.

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

We may also allocate a portion of our net profits for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital or retained earnings. On December 31, 2005, in accordance with our by-laws, we had an income reserve for expansion of R$983.0 million.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

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

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if:

•	its management (board of directors and board of executive officers) and Fiscal Committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•	the shareholders ratify this conclusion at the shareholder’s meeting.

In this case,

•	the management must forward to the Brazilian securities commission within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

•	the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

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

Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú S.A., as the agent for the Depositary, JPMorgan Chase Bank, N.A., which is the registered owner of our shares. Payments of cash dividends and distributions in respect of the ADRs, if any, will be made in Brazilian currency to the custodian on behalf of the Depositary which will then convert those proceeds into dollars and will cause such dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into dollars, the amount of dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

B. Significant Changes

See “Item 4A. Information on the Company—Recent Developments—Acquisition of TIM Celular S.A. by TIM Participações.”

Item 9. The Offer and Listing

A. Offer and Listing Details

The preferred shares trade principally on the Bolsa de Valores de São Paulo (the “Bovespa”) under the symbol “TCLS4”. At December 31, 2005,we had 579,965,856,092 preferred shares and 299,610,631,068 common shares outstanding. The preferred shares traded in the United States on the NYSE are represented by ADSs, each ADS representing 10,000 preferred shares. The ADSs are issued by JPMorgan Chase Bank, N.A. (the “Depositary” or “JPMorgan”), pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners from time to time of ADRs. See “Item 10. Additional Information—Material Contracts.” The ADSs trade on the NYSE under the symbol “TSU.”

The table below sets forth, for the indicated periods, the high and low closing prices of our ADSs on the New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange		São Paulo Stock Exchange
	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per thousand preferred shares)
Year ended
December 31, 2001	29.49	9.50	5.87	2.35
December 31, 2002	16.81	5.90	3.85	2.29
December 31, 2003	14.73	5.80	4.32	2.06
December 31, 2004	16.71	11.10	4.78	3.40
December 31, 2005	25.76	12.11	5.90	3.19

Year ended December 31, 2004
First quarter	16.15	11.98	4.45	3.50
Second quarter	16.71	11.10	4.78	3.45
Third quarter	14.27	11.29	4.03	3.39
Fourth quarter	15.97	13.77	4.38	3.89

Year ended December 31, 2005
First quarter	17.05	12.11	4.60	3.19
Second quarter	16.80	14.05	4.09	3.70
Third quarter	18.68	14.51	4.26	3.45
Fourth quarter	17.93	25.76	5.90	4.01

Quarter ended March 31, 2006
March 31, 2006	40.29	25.28	8.66	6.20

Month ended
November 30, 2005	20.27	17.93	4.55	4.01
December 31, 2005	25.76	20.78	5.66	4.62
January 31, 2006	25.71	24.10	5.90	5.50
February 28, 2006	37.25	25.28	8.24	6.20
March 31, 2006	40.29	35.80	8.66	7.94
April 30, 2006	38.65	34.79	8.17	7.44

B. Plan of Distribution

Not applicable.

C. Markets

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

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of March 31, 2006, the aggregate market capitalization of the 336 companies listed on the BOVESPA was equivalent to approximately R$1,285.3 billion (U.S.$591.7 billion) and the 10 largest companies listed on the BOVESPA represented approximately 51.3% of the total market capitalization of all listed companies. By comparison, as of March 31, 2006, the aggregate market capitalization of the 2,682 companies listed on the NYSE was approximately U.S.$22.9 trillion and the 10 largest companies listed on the NYSE represented approximately 9.8% of the total market capitalization of all listed companies. The average monthly trading volume of the BOVESPA and the NYSE from January through March 2006 was approximately U.S.$22.0 billion and U.S.$1.36 trillion, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution CMN 2,689. Resolution CMN 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse duly authorized by the Central Bank and the CVM. In addition, Resolution CMN 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution CMN 2,689 to other non-Brazilian holders through a private transaction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution CMN 2,689.

Differentiated Levels of Corporate Governance and the New Market

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, the Bovespa has implemented certain new initiatives, including:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed on the Bovespa; and

•	a new separate listing segment for qualifying issuers referred to as the Novo Mercado, or New Market.

The Differentiated Levels of Corporate Governance, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the Bovespa. The companies may be classified into the two different levels, depending on their degree of adherence to the Bovespa’s practices of disclosure and corporate governance.

To become a Level 1 company, an issuer must voluntarily satisfy, in addition to the obligations imposed by Brazilian law, the following requirements:

•	ensure that shares amounting to at least 25% of its capital are outstanding and available for trading in the market;

•	adopt procedures that favor the dispersion of shares into the market whenever making a public offering;

•	comply with minimum quarterly disclosure standards;

•	follow stricter disclosure policies with respect to transactions with controlling shareholders, directors and officers involving the issuer’s securities;

•	submit any existing shareholders’ agreements and stock option plans to the Bovespa; and

•	make a schedule of corporate events available to the shareholders.

We are currently considering complying with these requirements for Level 1 of Corporate Governance.

To become a Level 2 company, an issuer must, in addition to satisfying the Level 1 criteria and the obligations imposed by Brazilian law, satisfy the following requirements:

•	require all directors to serve unstaggered one-year terms;

•	prepare and publish annual financial statements in English and in accordance with U.S. GAAP or IAS GAAP;

•	create tag-along rights for minority shareholders, ensuring holders of common shares of the right to sell on the same terms as a controlling shareholder, and ensuring preferred shareholders a price equal to at least 80% of that received by the selling controlling shareholder;

•	grant preferred shareholders the right to vote in certain cases, including, without limitation, the transformation, spin-off or merger of the company, and approval of agreements with related parties;

•	make a tender offer for all outstanding shares, for a price equal to fair market value, in the event of delisting from Level 2 qualification; and

•	agree to submit any disputes between the company and its investors exclusively to the Bovespa’s Market Arbitration Chamber.

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

Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our preferred shares on behalf of the Depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges preferred shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our preferred shares or upon distributions relating to our preferred shares, unless the holder obtains a new registration. See “Item 10. Additional Information—Memorandum and Articles of Associations.”

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

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

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

Registration

TIM’s by-laws have been registered with the Public Registry of the state of Rio de Janeiro under company number (NIRE) 33.3.0027696-3.

Corporate Purpose

Article 2 of our by-laws provides that our main corporate purpose is to exercise control over operating companies that provide mobile telephone and other services in their respective authorization and/or concession area. Other corporate purposes include:

•	promote, through our controlled or affiliated companies, the expansion of mobile telephone services in their respective concession areas;

•	procure funding from internal or external sources;

•	promote and foster study and research for the development of mobile telephone services;

•	perform, through our controlled or affiliated companies, specialized technical services related to the mobile telephone industry;

•	promote and coordinate, through our controlled or affiliated companies, the education and training of the staff required by the telephone services;

•	effect or order the importation of goods and services for our controlled and affiliated companies;

•	perform any other activities linked or related to our corporate purpose; and

•	hold interests in other companies.

Directors

Following is a description of some of the provisions of our by-laws concerning members of the Board of Directors:

•	Pursuant to Art. 23, paragraph XV, the Board of Directors has the power to approve loans, financing and lease agreements, as well as to issue promissory notes, for an amount exceeding 2% of the shareholders’ equity;

•	Pursuant to Art. 23, paragraph XXIII, the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the executive officers; and

•	Pursuant to Art. 25, paragraph 3, a member of the Board of Directors is not authorized to access information or to attend a meeting of the Board of Directors regarding subjects or proposals in respect of which such director has or represents an interest conflicting with those of TIM.

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

Brazilian corporate law provides that certain non-voting shares, such as our preferred shares, at a minimum, acquire voting rights in the event we fail for three consecutive fiscal years to pay the dividend to which such shares are entitled until such payment is made.

In addition, our bylaws provide that our preferred shares are entitled to full voting rights with respect to:

•	the approval of any long-term contract between us or any of our subsidiaries, on the one hand, and any controlling shareholder or affiliates or related parties thereof, on the other hand, except in certain cases involving standard contracts entered into in the ordinary course of business; and

•	resolutions modifying certain provisions of our by-laws.

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

Right of Redemption

Subject to certain exceptions, the common shares and the preferred shares are redeemable by shareholders exercising dissenter’s withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•	change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	participate in group of companies;

•	transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•	split up, subject to the conditions set forth by Brazilian corporate law;

•	change corporate form;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian corporate law; or

•	merge or consolidate ourselves with another company.

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

The rights of withdrawal under Brazilian corporate law for dissenting shareholders to seek redemption of the shares in the case of a company’s decision to participate in a group of companies or to merge or consolidate itself with another company are not automatically available to holders of our preferred shares. This results from an exception under Brazilian corporate law that excludes dissenters’ rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they form part of the Bovespa Index or another stock exchange index (as defined by the CVM). Our preferred shares are currently included on the Bovespa Index. For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian corporate law. Currently, neither our common nor preferred shares have a public float rate higher than 50%, such that withdrawal rights are applicable.

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

Transfers of shares by a foreign investor are made in the same way and executed by such investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank under the Brazilian foreign investment in capital markets regulations, the foreign investor should also seek amendment, if necessary, though its local agent, of the certificate of registration to reflect the new ownership.

The Bovespa reports transactions carried out in its market to the Companhia Brasileira de Liquidação e Custódia, or CBLC, a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank and CVM and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

Description of American Depositary Receipts in Respect of Preferred Shares

The following is a summary of the material provisions of the deposit agreement dated as of June 24, 2002 among TIM Participações, JPMorgan Chase Bank, N.A., as depositary, and holders of our ADRs, pursuant to which the ADSs representing our preferred shares are issued. This summary is subject to and qualified in its entirety by reference to the deposit agreement, including the form of ADRs attached thereto. The deposit agreement is an exhibit to this annual report. Copies of the deposit agreement are available for inspection at the ADR Administration Office of the Depositary, currently located at 4 New York Plaza, Floor 13, New York, New York 10004.

American Depositary Receipts

ADRs evidencing ADSs are issuable under the deposit agreement. Each ADR is in registered form and evidences a specified number of ADSs, each ADSs representing 10,000 preferred shares, deposited with the custodian and registered in the name of the depositary. We refer to those preferred shares, together with any additional preferred shares at any time deposited or deemed deposited under the deposit agreement and any and all other securities, cash and other property received by the depositary or the custodian in respect of those preferred shares and at such time held under the deposit agreement, as the “deposited securities.” Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of the ADRs.

Deposit, Transfer and Withdrawal

Our by-laws provide that ownership of capital is evidenced only by a record of ownership maintained in a depositary account with a financial institution, such as a bank, acting as a registrar for the shares. Currently, this function is performed by Banco ABN AMRO Real S.A., as registrar and transfer agent. Accordingly, all references to the deposit, surrender and delivery of the preferred shares refer only to book-entry transfers of the preferred shares in Brazil. All references to the deposit, surrender and delivery of the ADSs or the ADRs refer not only to the physical transfer of any certificates evidencing those ADSs but also to any book-entry transfers.

The preferred shares represented by ADSs were deposited pursuant to the deposit agreement by book-entry transfer to an account of the custodian and registered in the name of the custodian. The depositary is the holder of record on the books of the custodian of all those preferred shares.

The depositary has agreed, upon delivery (including by book-entry credit) to the custodian of the preferred shares (or evidence of rights to receive preferred shares) and pursuant to appropriate instruments of transfer and upon payment of applicable fees, charges and taxes, to execute and deliver at its transfer office to, or upon the written order of, the person or persons named in the notice of the custodian delivered to the depositary or requested by the person depositing those preferred shares with the depositary, an ADR or ADRs registered in the name or names of such person or persons and evidencing the authorized number of ADSs requested by such person or persons.

ADRs may be either in physical certificated form or book-entry form, the ownership of which is recorded on an electronic system maintained by The Depository Trust Company, or DTC, without the issuance of a certificate.

The depositary may refuse to accept for deposit any preferred shares identified by us as required to be but not actually registered under the Securities Act.

Upon (1) surrender of a certificated ADR at the transfer office of the depositary, or (2) receipt of proper instructions and documentation in the case of an ADR issued in book-entry form, for the purpose of withdrawal of the deposited securities represented by the ADSs evidenced by that ADR, and upon payment of the fees of the depositary, governmental charges and taxes provided in the deposit agreement, the holder of that ADR will be entitled to delivery at the customer’s office, to the holder or upon the holder’s order, the amount of deposited securities at the time represented by the ADSs evidenced by that ADR. Any forwarding of the deposited securities to the ADR holder will be at the risk and expense of such holder.

Subject to the terms and conditions of the deposit agreement, the depositary may execute and deliver ADRs before receipt of preferred shares or rights to receive preferred shares (which we refer to as a “pre-release”).

Each pre-release must be: (1) accompanied by a written representation from the person to whom the ADRs are to be delivered that such person (a) owns the underlying preferred shares, (b) assigns all beneficial right, title and interest in those preferred shares to the depositary, (c) agrees to hold those preferred shares for the account of the depositary, and (d) will deliver those preferred shares to the custodian as soon as practicable and promptly upon demand therefor; and (2) at all times fully collateralized with cash or U.S. government securities.

The collateral referred to in clause (2) above will be held by the depositary for the benefit of all ADR holders, but will not constitute deposited securities for the purpose of the deposit agreement.

The number of ADRs involved in pre-release transactions may not exceed 30% of the ADSs outstanding (without giving effect to ADSs evidenced by ADRs outstanding as a result of the pre-release), but the depositary reserves the right to change or disregard that limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADRs.

The depositary and its agents, pursuant to the deposit agreement, may own and deal in any class of securities and in ADRs of TIM Participações and its affiliates.

Distributions on Deposited Securities

The depositary will distribute to each ADR holder by mail at the address shown on the ADR register all cash, additional (or rights to receive) preferred shares or other distributions in proportion to the number of ADSs evidenced by each holder’s ADRs, after payment of all applicable taxes and any (1) stock transfer or other governmental charge, (2) stock transfer or registration fees in effect for the registration of transfers of the preferred shares or other deposited securities, and (3) other applicable charges of the depositary provided for in the deposit agreement. If the depositary determines in its discretion that any such distribution is not practicable with respect to any ADR holder, it may effect the distribution as it deems practicable.

The depositary will distribute any U.S. dollars resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution after deducting any applicable taxes and all expenses in converting reais to U.S. dollars and transferring them to the United States among other expenses.

The depositary will also distribute additional ADRs evidencing ADSs representing any preferred shares available for distribution as a result of a dividend or free distribution on the deposited securities, or the net proceeds resulting from the sale of a portion of those shares that give rise to fractional ADSs.

In addition, the depositary will distribute warrants or other instruments representing rights to acquire additional ADRs in respect of any rights to subscribe for additional preferred shares or rights of any nature made available for distribution. If we do not furnish to the depositary evidence that the rights may lawfully be distributed, which evidence we have no obligation to furnish, the depositary may either sell those rights and distribute the cash net proceeds to ADR holders or let those rights lapse without being distributed if such sell cannot be accomplished.

Finally, the depositary will distribute any securities or property available for distribution other than the ones described above by any means it deems equitable and practicable. If the depositary deems any such distribution not equitable or practicable, it may instead sell any such securities or property and distribute the cash net proceeds to ADR holders.

In connection with any distribution to ADR holders, TIM Participações will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to that authority or agency by TIM Participações, and the depositary and the custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the depositary or custodian. If the depositary determines that any distribution of property other than cash (including preferred shares and rights to subscribe therefor) is subject to any tax that the depositary is obligated to withhold, the depositary may, by public or private sale, dispose of all or a portion of such property in the amounts and in manner as the depositary deems necessary and practicable to pay such taxes, and the depositary will distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto.

The depositary may, in its discretion, amend ADRs or distribute additional or amended ADRs or cash, securities or property to reflect any change in par value, split-up, consolidation, cancellation or any other reclassification of the deposited securities, any distribution of preferred shares or other distribution not made available to ADR holders, or any cash, securities or other property available to the depositary in respect of deposited securities from any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all our assets. Whatever cash, securities or other property results from any of the foregoing (even if the depositary does not amend the ADRs or make a distribution to ADR holders to reflect any of the foregoing) will constitute deposited securities and each ADS evidenced by outstanding ADRs will automatically represent its pro rata interest in the newly deposited securities.

Record Dates

The depositary may, after consultation with us if practicable, fix a record date, which date shall be as near as practicable to any corresponding record date set by us (1) for the determination of the ADR holders who will be entitled to receive any distribution on or in respect of deposited securities, including dividends, (2) to give instructions for the exercise of voting rights at a shareholders’ meeting, (3) to receive any notices, or (4) to act in respect of other matters.

Voting of Deposited Securities

Preferred shares do not entitle their holders to vote on any matter presented to a vote of shareholders of TIM Participações except as set forth under “—Rights Relating to our Shares—Voting Rights.” Under those circumstances and unless, in the future, the terms of the preferred shares are revised or amended to provide for voting rights, or if the preferred shares obtain voting rights pursuant to Brazilian corporate law or any change in any other laws, rules or regulations applicable to those shares or through any change in interpretation of those laws, the information set forth below applies.

As soon as practicable after receipt of notice of any meeting or solicitation of consents or proxies of holders of preferred shares or other deposited securities, the depositary will mail to all ADR holders a notice, the form of which notice containing:

•	the information included in the notice of meeting received by the depositary from TIM Participações and any solicitation materials;

•	a statement that holders of TIM Participações ADRs on the specified record date will be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the preferred shares represented by their respective ADSs; and

•	a statement as to the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by TIM Participações.

Upon receipt of instructions of a holder of our ADRs on the record date, in the manner and on or before the date established by the depositary for that purpose, the depositary will endeavor, insofar as practicable and permitted under the provisions of the deposited securities, to vote or cause to be voted the amount of preferred shares or other deposited securities represented by the ADSs evidenced by such ADRs in accordance with the instructions received. The depositary will not itself exercise any voting discretion in respect of any preferred shares.

ADR holders are not entitled to attend meetings of our shareholders. An ADR holder wishing to do so must cancel its ADRs and obtain delivery of the underlying preferred shares, registered in the name of that holder, before the record date for attendance at the meeting.

Available Information

Copies of the deposit agreement, the provisions of or governing deposited securities and any written communications sent by us to the depositary are available for inspection by ADR holders at the offices of the depositary and the custodian and at the depositary’s transfer office The depositary will also mail to ADR holders copies of those communications when furnished by us.

Amendment and Termination of Deposit Agreement

The form of the ADRs and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that otherwise prejudices any substantial existing right of ADR holders, will become effective 30 days after notice of such amendment has been given to holders of ADRs.

Every ADR holder at the time that amendment becomes effective will be deemed, by continuing to hold that ADR, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby. In no event will any amendment impair the right of any ADR holder to surrender ADRs and receive the preferred shares and other property represented thereby, except to comply with mandatory provisions of applicable law.

Upon the resignation or removal of the depositary pursuant to the deposit agreement, the depositary may, and shall if requested by us, terminate the deposit agreement by mailing a notice of termination to holders of ADRs at least 30 days before the date fixed in the notice for termination.

After the date fixed for termination, the depositary and its agents will perform no further acts under the deposit agreement, except to receive and hold (or sell) distributions on deposited securities, including payment of dividends, and deliver preferred shares being withdrawn (after deducting, in each case, the fees of the depositary for the surrender of an ADR and other expenses set forth in the deposit agreement and any applicable taxes or governmental charges).

As soon as practicable after the expiration of six months from the date of termination, the depositary may sell the deposited securities then held thereunder and hold in a segregated account the net proceeds of the sale, together with any other cash, without liability for interest, in trust for the pro rata benefit of the ADR holders that have not theretofore surrendered their ADRs. After effecting such a sale, the depositary will be discharged from all obligations under the deposit agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the depositary and other expenses set forth in the deposit agreement for the surrender of an ADR and any applicable taxes or other governmental charges) and certain indemnification obligations to us. Upon termination of the deposit agreement, TIM Participações will also be discharged from all obligations thereunder, except for certain indemnification obligations to the depositary and its agents.

Charges of Depositary

The depositary may charge US$5.00 per 100 ADSs (or portion thereof) from each person to whom ADRs are issued against deposits of preferred shares, including deposits in respect of distributions of additional preferred shares, rights and other distributions, as well as from each person surrendering ADSs for withdrawal.

In addition, the following fees and charges will be incurred by ADR holders, any party depositing or withdrawing preferred shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by TIM Participações or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADRs pursuant to the deposit agreement), whichever is applicable:

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution effected;

•	a fee of US$1.50 per ADR or ADSs for transfers made, to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded;

•	a fee of US$5.00 per 100 ADSs for all distributions of securities or the net cash proceeds from the sale thereof;

•	transfer or registration fees, if any, in connection with the deposit or withdrawal of deposited securities;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing or delivering preferred shares, ADRs or any deposited securities;

•	expenses incurred by the depositary in connection with the conversion of reais into U.S. dollars; and

•	any fees and expenses incurred by the depositary in connection with the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

Any amendment to the ADRs or the deposit agreement that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) will become effective 30 days after notice of such amendment has been given to holders of ADRs.

Liability of ADR Holders for Taxes or Other Charges

If any tax or other governmental charge becomes payable by or on behalf of the custodian or the depositary with respect to any ADR or any deposited securities represented by the ADSs evidenced by that ADR, that tax or other governmental charge must be payable by the holder of that ADR.

The depositary may refuse to effect registration or transfer of the ADR or any split-up or combination thereof or any withdrawal of deposited securities underlying such ADR until that payment is made, may withhold any dividends or other distributions or may sell for the account of that holder any part or all of the deposited securities underlying that ADR, and may apply such dividends or distributions or the proceeds of any such sale in payment of any such tax or other governmental charge, and the holder of such ADR remains liable for any deficiency.

Limitation on Execution, Delivery, Transfer and Withdrawal of ADRs

Prior to the issuance, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution thereon or the withdrawal of deposited securities, TIM Participações, the depositary or the custodian may require payment of (1) any applicable stock transfer or other tax or other governmental charge, (2) any stock transfer or registration fees in effect for the registration of transfers of the preferred shares or other deposited securities, and (3) any other applicable charges of the depositary provided for in the deposit agreement.

In addition, the depositary may require satisfactory proof of identity, genuineness of any signature, citizenship, residence, exchange control approval, beneficial ownership, as well as compliance with applicable law, regulations (including applicable rules and regulations of the Brazilian Central Bank and the CVM), provisions of or governing the deposited securities and the terms of the deposit agreement. The issuance, registration, transfer, split-up or combination of ADRs, acceptance of deposits of preferred shares and withdrawal of deposited securities may, generally or in particular instances, be suspended during any period when the ADR register or any register for the deposited securities is closed or when such action is deemed advisable by the depositary or TIM Participações.

The depositary will keep at its transfer office in the Borough of Manhattan, the City of New York, a register for the registration, transfer, combination and split-up of certificated ADRs, which register includes data from the electronic system maintained by DTC to keep a record of ADRs issued in book-entry form only. This register will be open for inspection by ADR holders at all reasonable times. The depositary will also maintain a facility for the delivery and receipt of ADRs in the Borough of Manhattan, the City of New York.

The depositary may appoint co-transfer agents for the purpose of effecting transfers, combinations and split-ups of ADRs on its behalf at transfer offices other than the transfer office of the depositary.

Exoneration of Liability

Neither the depositary nor TIM Participações nor their respective agents will be liable if they:

•	are prevented from, delayed or subject to any civil or criminal penalty on account of, doing or performing any act required to be performed under the deposit agreement by reason of any law or regulation, provision of or governing the deposited securities, act of God, war or any other circumstance beyond their control;

•	exercise or fail to exercise any discretionary act allowed for under the deposit agreement;

•	perform their obligations under the deposit agreement without gross negligence or bad faith; or

•	act or fail to act in reliance upon the advice of legal counsel, accountants, any person depositing preferred shares, any holder of ADRs or any person believed by them to be competent to give such advice.

Governing Law

The deposit agreement is governed by the laws of the State of New York.

C. Material Contracts

The following is a summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business:

•	Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of March 31, 2006 was R$20 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $30 million promissory note by TIM Nordeste, with TIM Participações as the guarantor of such promissory note.

•	Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of March 31, 2006 was R$86.9 million. The agreement, which matures on April 29, 2013, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $128.0 million promissory note by TIM Nordeste, with TIM Participações as the guarantor of such promissory note.

•	Credit Agreement, dated as of November 22, 2000, between BNDES and Maxitel in the principal amount of R$61.8 million outstanding as of March 31, 2006. Of the principal amount outstanding under this agreement, R$51.6 million is at a fixed interest rate of 3.5% plus the long term interest rate (“TJLP”), which was 9% per annum on March 31, 2006, and matures on December 15, 2007. The remaining R$ 10.2 million of principal amount outstanding is at an interest rate adjusted according to the BNDES currency basket, plus a 3.5% spread related to the BNDES foreign funding costs, and matures on January 15, 2008. On March 31, 2006, the total outstanding amount under this credit agreement, including accrued interest, was R$62.1 million.

•	On lending of funds from BNDES Credit Agreement, dated as of November 28, 2000, among a syndicate of banks and Maxitel, as borrower, in the principal amount of R$144.2 million outstanding as of March 31, 2006. Under this loan, R$120.3 million of the total principal amount bears interest at a fixed rate of 4% plus the long term interest rate (“TJLP”), which was 9% per annum on March 31, 2006. The remaining R$ 23.9 million of principal is adjusted according to the BNDES currency basket, plus a 4% spread related to the BNDES foreign funding costs. On March 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$144.8 million. This Loan matures on January 15, 2008.

•	Credit Agreement, dated as of June 28, 2004, among Maxitel, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of March 31, 2006 was R$99.9 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by Maxitel and Banco Bradesco S.A. provides for the issuance of a R$149.8 million promissory note by Maxitel, with TIM Brasil Participações S.A. as the guarantor of such promissory note.

•	Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil as guarantor, in the principal amount of R$711.9 million outstanding as of March 31, 2006. This loan bears interest at a fixed average rate of 4.2% plus the long term interest rate (“TJLP”), which was 9% per annum on March 31, 2006. On March 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$720.4 million. This loan matures on August 15, 2013.

•	Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, and TIM Celular, as borrower,

in the principal amount of R$49.6 million outstanding as of March 31, 2006. This loan bears interest at a fixed average rate of 3% plus the long term interest rate (“TJLP”), which was 9% per annum on March 31, 2006. On March 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$50.4 million. This loan matures on October 15, 2011. In connection with this agreement, Unibanco issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•	Credit Agreement (“Syndicated Loan”), dated as of August 26, 2005, among a syndicate of banks, TIM Celular as borrower, and TIM Brasil, as guarantor, in the principal amount of R$ 600 million outstanding as of March 31, 2006. This loan bears interest at a variable rate, which is currently 1.25% per annum, plus the CDI. On March 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$ 608.4 million.

•	Several facility agreements (“Compror”), contracted and disbursed between January and March 2006, among TIM Celular, as borrower, and Banco do Brasil, Unibanco, Itau BBA, Santander, and ABN AMRO, as lenders, in the total principal amount of R$537.2 million. The total outstanding amount as of March 31, 2006 was R$545.9 million. The agreements, which mature between October 2006 and January 2007, are denominated in foreign currencies (USD an JPY) bearing interests of 4.58% p.a. (USD) and 1.00% p.a. (JPY). Otherwise, for each disbursement was contracted a swap (CCIRS), bringing the final average cost to 107.4% of the CDI. No guarantees were offered for these loans.

•	Credit Agreement, dated as of January 7, 2002, among Banco BBA Creditanstalt S.A., as lender, and TIM Rio Norte S.A., as borrower, in the principal amount of R$3.1 million outstanding as of March 31, 2006. This loan bears interest at a fixed rate of 3.3% per annum plus the CDI. On March 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$3.3 million. This loan matures on January 7, 2007. As a guarantee, TIM Celular issued a promissory note guaranteed by TIM Brasil Participações S.A. equal to 130% of the total disbursement.

•	Credit Agreement, dated as of November 22, 2000, between BNDES, as lender, and Maxitel, as borrower, in the principal amount of R$158.7 million. Under this loan, R$135.3 million of the total principal amount bears interest at a fixed rate of 3.5% plus the TJLP. The remaining R$23.4 of principal is adjusted according to the BNDES currency basket, plus a 3.5% spread related to the BNDES foreign funding costs. This loan matures on December 15, 2007.

D. Exchange Controls

There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 (“Law No. 4,131”), or Resolution CMN 2,689. Registration under Law No. 4,131 or under Resolution CMN 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution CMN 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “—Taxation—Brazilian Tax Considerations.” Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., as custodian for our preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares, from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of our preferred shares underlying the ADSs.

Under Resolution CMN 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution CMN 2,689, foreign investors are individuals, corporations, mutual funds and collective investments domiciled or headquartered abroad.

Pursuant to Resolution CMN 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	complete the appropriate foreign investment registration form;

•	obtain registration as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

The securities and other financial assets held by the foreign investor pursuant to Resolution CMN 2,689 must be:

•	registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM or

•	registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM.

In addition, securities trading is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

On January 26, 2000, the Central Bank enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under the Resolution CMN 2,689 are subject to the electronic registration with the Central Bank. Foreign investments registered under the Annex IV regulations were required to conform to the new registration rules by June 30, 2000.

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under the Annex V regulations by the Central Bank and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.” According to Resolution CMN 2,689, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank and the CVM are complied with.

An electronic registration has been generated in the name of the Depositary with respect to the ADSs and is maintained by the custodian on behalf of the Depositary. This electronic registration is carried on through the Central Bank information system. Pursuant to the registration, the custodian and the Depositary are able to convert dividends and other distributions with respect to our preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder qualifies under the Annex IV or the Resolution CMN 2,689 regulations, or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.” In addition, if the holder is a qualified investor under Resolution CMN 2,689 but resides in a jurisdiction that does not impose income tax or where the income tax is imposed at a maximum rate of 20%, this holder will be subject to a less favorable tax treatment than a holder of ADSs.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves. These amounts were subsequently released in accordance with federal government directives. The imbalance in Brazil’s balance of payments increased during 1999, and there can be no assurance that the federal government will not impose similar restrictions on foreign repatriations in the future.

E. Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of preferred shares or ADSs should consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs. Prospective holders of preferred shares or ADSs should consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of preferred shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax adviser about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian income tax withholding.

Taxation of Gains

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if realized by investors resident in a “tax haven” jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 15% or taxed at a rate of 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

Non-Brazilian holders of preferred shares registered under Resolution CMN 2,689, which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment since the investor has

•	appointed a representative in Brazil with power to take action relating to the investment in preferred shares;

•	registered as a foreign investor with the CVM; and

•	registered its investment in preferred shares with the Central Bank.

Under Resolution CMN 2,689 securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution CMN 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment afforded under Resolution CMN 2,689 and afforded to investors in ADSs is not available to investors resident or domiciled in tax havens.

There can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution CMN 2,689 will be maintained.

Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—D. Exchange Controls” above.

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

•	the average price per preferred share on the Bovespa on the day of the deposit; or

•	if no preferred shares were sold on that day, the average price on the Bovespa during the fifteen preceding trading sessions.

The difference between the amount previously registered and the average price of the preferred shares, calculated as set forth above, will be considered a capital gain subject to income tax. Unless the preferred shares were held in accordance with Resolution CMN 2,689, in which case the exchange would be tax-free, the capital gain will be subject to income tax at the following rates: (i) 15%, for gains realized through transactions on Brazilian stock exchanges; or (ii) 15%, or 25% if realized by investors resident in a tax haven jurisdiction, for gains realized through transactions in Brazil not on the Brazilian stock exchanges.

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax. On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution CMN 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in “—D. Exchange Controls” above. If such non-Brazilian holder does not qualify under Resolution 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation’s capital as an alternative form of making dividend distributions. See “Item 8. Financial Information- Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

•	50% of net income for the year in respect of which the payment is made, after the deduction of social contribution or net profits and before (1) making any deduction for corporate income taxes paid and (2) taking such distribution into account; or

•	50% of retained earnings for the year prior to the year in respect of which the payment is made.

Payments of interest on capital are decided by the shareholders on the basis of recommendations by our Board of Directors.

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

Amounts paid as interest on capital (net of applicable income tax withholding) may be treated as payments in respect of the dividends that we are obligated to distribute to its shareholders in accordance with its by-laws and Brazilian corporate law. Distributions of interest on capital in respect of the preferred shares, including distributions to the Depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

The IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are effected on Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day. Any such increase will be applicable only prospectively.

In addition to such taxes, the temporary contribution on financial transactions, or the CPMF tax, is currently levied at a rate of 0.38% on all funds transfers in connection with financial transactions in Brazil. The CPMF will be in effect until December 31, 2007 at the rate of 0.38%, according to Amendment No. 42 to the Brazilian Federal Constitution. Since July 12, 2002, stock exchange transactions have been exempted from the CPMF tax. On July 13, 2004, the Brazilian government enacted Law No. 10,892, which establishes that, as from October 1, 2004, debits of reais from deposit bank accounts exclusively opened for investments in fixed and variable income financial assets (“conta corrente de depósito para investimento”) will not be subject to the CPMF assessment. Moreover, Provisional Measure 281 of February 15, 2006, which is currently in effect but remains subject to ratification by the Brazilian National Congress, provides that the CPMF rate assessable on an acquisition of shares in a non-organized over-the-counter transaction is to be reduced to zero (provided that such acquisition relates to a public offering of shares made by a publicly traded company).

U.S. Federal Income Tax Considerations

The statements regarding U.S. tax law set forth below are based on U.S. law as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein. This summary describes the principal tax consequences of the ownership and disposition of preferred shares or ADSs, but it does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of preferred shares or ADSs. This summary applies only to purchasers of preferred shares or ADSs that will hold preferred shares or ADSs as capital assets for tax purposes and does not apply to special classes of holders such as dealers and traders in securities or currencies, holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar, holders that own or are deemed to own 10% or more of our voting stock (taking into account shares held directly or through depositary arrangements), tax-exempt organizations, certain financial institutions, insurance companies, persons that acquired our preferred shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation, holders liable for the alternative minimum tax, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding preferred shares or ADSs in a hedging transaction or as part of a straddle, conversion transaction or other integrated transaction.

Each holder should consult such holder’s own tax adviser concerning the overall tax consequences to it, including the consequences under laws other than U.S. federal income tax laws, of an investment in preferred shares or ADSs.

In this discussion, references to ADSs also refer to preferred shares except as otherwise indicated, and references to a “U.S. holder” are to a beneficial holder of an ADS that is

•	a citizen or resident of the United States of America;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States of America or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

For purposes of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), holders of ADSs will be treated as owners of the preferred shares represented by such ADSs. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom the ADSs are pre-released.

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules described below, a U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian, or by the U.S. holder in the case of a holder of preferred shares. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of preferred shares regardless of whether the payment is in fact converted into U.S. dollars. If the Custodian, or U.S. holder in the case of a holder of preferred shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

Distributions out of earnings and profits with respect to the ADSs generally will be treated as dividend income from sources outside of the United States. Subject to certain limitations, Brazilian income tax withheld, if any, in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder. Alternatively, such Brazilian withholding tax may be taken as a deduction against taxable income. The rules governing foreign tax credits are complex, and U.S. holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares to holders with respect to their ADSs that are made as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we will not be considered a PFIC for U.S. federal income tax purposes with respect to our 2005 taxable year, as discussed below.

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

Taxation of Capital Gains

Subject to the PFIC rules discussed below, upon the sale or other disposition of an ADS, a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes. The amount of the gain or loss will be equal to the difference between the amount realized on the disposition of the ADS and the U.S. holder’s tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax, will be treated as capital gain or loss and will be long-term capital gain or loss if the ADS has been held for more than one year. Generally, long-term capital gains recognized by an individual holder are subject to taxation at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

PFIC Rules

We believe that the ADSs will not be treated as stock of a “passive foreign investment company” (“ PFIC”) for U.S. federal income tax purposes for our 2005 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS, certain adverse consequences could apply to the U.S. holder. If we are treated as a PFIC for any taxable year, gain recognized by such U.S. holder on a sale or other disposition of the ADS would be allocated ratably over the U.S. holder’s holding period for the ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs in excess of 125% of the average of the annual distributions on ADSs received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

F. Dividends and Paying Agents.

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the regional offices, public reference facilities of the SEC referred to above. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act prescribing the furnishing and content of proxy statements and periodic reports and from Section 16 of the Exchange Act relating to short swing profits reporting and liability.

We will furnish to JPMorgan Chase N.A., as Depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements, which will be prepared in accordance with the Brazilian corporate law accounting method and include a reconciliation to U.S. GAAP. In addition, we are required under the Deposit Agreement to furnish the Depositary with copies of English translations to the extent required under the rules of the SEC of all notices of preferred shareholders’ meetings and other reports and communications that are generally made available to holders of preferred shares. Under certain circumstances, the Depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. We are exposed to foreign exchange rate risk principally because certain costs of ours are denominated in currencies (primarily U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Prior to 1999, we did not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. In 1999 (April 1999 for TND), we began entering into hedging agreements covering payments of principal on our foreign exchange denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

At March 31, 2006, our outstanding debt accrued interest at the CDI or the TJLP, and totaled R$2432.4 million. On the same date, we had cash and cash equivalents, in the amount of R$896.7 million, of which approximately R$798.8 million were invested in short-term instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses and minority interests, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on March 31, 2006 would have resulted in a variation of R$21.3 million in our interest expenses from financial contracts and a variation of R$8.1 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

Exchange Rate Risk

Devaluation of the real increases the cost, expressed in real, of some of our foreign-currency-denominated capital expenditures. As of March 31, 2006, we did not have any outstanding unhedged indebtedness denominated in foreign currency and were thus not exposed to exchange rate risk based on our indebtedness. We enter in to hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure with respect to such borrowings. Our foreign-exchange hedging agreements protect us from devaluations of the real but expose us to potential losses in the event the foreign currencies decline in value against the real. However, any such decline in the value of the foreign currencies would reduce our costs in reais in terms of planned capital expenditures as discussed below.

Our revenues are earned almost entirely in real, and we have no material foreign currency-denominated assets. We acquire our equipment and handsets from global suppliers, the prices of which are primarily denominated in U.S. dollars. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. Furthermore, depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products which may result in the adoption of deflationary government policies.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As of December 31, 2005, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective at the reasonable assurance level for the purpose of collecting, analyzing and disclosing the information that we are required to disclose in reports we file under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures.

Furthermore, there were no significant changes in our internal controls over financial reporting during the annual period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our fiscal committee, which functions as an audit committee, consists of up to five members, three of which are elected by the majority common shareholders, one by the minority common shareholders and one by the preferred shareholders. Our Fiscal Committee has determined that at least four of its members, Josino de Almeida Fonseca, Antonio Carlos Rovai, Celso Clemente Giacometti and Vicente de Paulo Barros Pergoraro, independent members of our Fiscal Committee under Brazilian rules, are “audit committee financial experts” as such term is defined by the U.S. Securities and Exchange Commission.

Item 16B. Code of Ethics

We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other directors, officers, controlling shareholders and members of the Conselho Fiscal in accordance with CVM rules satisfying the requirements of Brazilian Law. Our code of ethics is filed as an exhibit to this annual report and is available on our website at http://www.timpartri.com.br. The Code of Conduct and Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4A. Information on the Company—History and Development of the Company—Basic Information.” During 2005 we adopted no amendments to and granted no waivers from our Code of Conduct and Transparency.

Our Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act. However, pursuant to company policy and Brazilian Corporate Law No. 6.404 Article 156, an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Auditores Independentes S.S., during the years ended December 31, 2005 and 2004:

	Year ended December 31,
	2005	2004
Audit fees	1,396,894	R$	660,932
Audit-related fees	52,231		80,476
Tax fees	—		18,792
Other fees	—		—

Total fees	1,449,125	R$	760,200

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Brazilian corporate law requires that we have a statutory Board of Auditors (referred to as our Fiscal Committee or Conselho Fiscal). Our Fiscal Committee meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Committee.” Our Fiscal Committee is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, management acts and certain proposals to be submitted to shareholders’ meetings, such as proposals made by management regarding investment plans, capital expenditures budget, dividends distribution and corporate restructuring involving the company. However, the Fiscal Committee, as required by Brazilian corporate law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the Fiscal Committee are not binding on the company under Brazilian corporate law. Our Board of Directors, under Brazilian corporate law, is the only entity with the legal capacity to appoint and terminate any independent registered public accounting firm.

Since Brazilian corporate law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a fiscal committee charter at a shareholders’ meeting held on May 6, 2004 and revised the charter at a shareholders’ meeting held on March 16, 2006, to clarify that the Fiscal Committee has certain powers and duties, which comprise among others the powers herein mentioned, and also further specifies heightened qualification requirements for members of the Fiscal Committee. On May 4, 2006, our Board of Directors approved the submission to the Shareholders’ Meeting of a proposal to amend our bylaws. Among other things, the proposal proves for the incorporation of the above-mentioned powers, duties and qualifications relating to the Fiscal Committee into the bylaws. For more information, see “Item 4A History and Development of the Company—Recent Developments.”

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

None.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19. Exhibits

1.1*	By-laws of TIM Participações S.A., as amended (English and Portuguese).

2.1	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

2.2*	Foreign Onlending Agreement, dated February 24, 2006, between Banco ABN AMRO Real S.A., as lender, and TIM Celular, as borrower.

2.3*	Credit Facility Agreement, dated February 16, 2006, between Santander Brasil S.A., as lender, and TIM Celular, as borrower.

4.1	Agreement of merger of the shares of TIM Celular S.A. to the assets of TIM Participações S.A., which is incorporated by reference to our report filed on Form 6-K with the Securities and Exchange Commission on February 9, 2006.

4.2	Credit Agreement dated as of September 22, 2000, between TIM Nordeste (then Telpe Celular S.A.), as borrower, and the European Investment Bank, as lender, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.3	Guarantee and Indemnity Agreement dated as of September 22, 2000, between European Investment Bank and Tele Nordeste Celular Participações S.A., which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.4	Indemnification Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and Tele Nordeste Celular Participações S.A., as Indemnifier, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.5	Counter Indemnity Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and TIM Nordeste (then Telpe Celular S.A.), as Borrower, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.6	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (Portuguese Version), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.7	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (English Translation), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.8	Credit Agreement dated as of June 28, 2004, by and between Banco do Nordeste do Brasil S.A., as lender, and TIM Nordeste, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.9	Guarantee Agreement dated as of June 24, 2004 among Banco Bradesco S.A., TIM Nordeste and Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.10	Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participacoes S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.11	Standard Concession Agreement for Mobile Cellular Service (Portuguese Version), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.12	Standard Concession Agreement for Mobile Cellular Service (English Translation), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.13	Authorization Agreement for Mobile Cellular Service for Telepar Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.14	Authorization Agreement for Mobile Cellular Service for CTMR Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

III-1

4.15	Authorization Agreement for Mobile Cellular Service for Telesc Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.16	Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.17	Authorization Agreement for Mobile Cellular Service for Teleceara Celular (English Translation), which is incorporated by reference from the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on form 20-F with the Securities and Exchange Commission.

4.18	Authorization Agreement for Mobile Cellular Service for Telasa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.19	Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.20	Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.21	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.22	Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.23	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of November 2, 2002, by and among Siemens Ltda. Engenharia e Service Ltda., TIM Sul S.A. and TIM Celular S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.24	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, among Ericsson Telecommunicações S.A., Ericsson Servicos de Telecommunicações Ltda., Maxitel S.A., TIM Celular S.A., TIM Sul S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.25	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, by and among Nokia do Brasil Ltda., TIM Celular S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to the 2003 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.26*	Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender.

4.27*	Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender.

4.28*	Credit Agreement, dated as of November 28, 2000, among BNDES, a syndicate of banks, Maxitel, as borrower, and TIM Brasil Participações, as guarantor.

4.29*	Credit Agreement, dated as of June 28, 2004, among Maxitel, as borrower, and Banco do Nordeste do Brasil S.A., as lender.

4.30*	Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor.

4.31*	Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, and TIM Celular, as borrower.

III-2

4.32*	Credit Agreement, dated as of August 26, 2005, among a syndicate of banks, TIM Celular, as borrower, and TIM Brasil, as guarantor.

4.33*	Credit Agreement, dated as of January 7, 2002, among Banco BBA Creditanstalt S.A., as lender, and TIM Rio Norte S.A., as borrower.

4.34*	On Lending of Funds from BNDES Credit Agreement, dated as of November 22, 2000, between BNDES, as lender, and Maxitel, as borrower.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 34.h to our consolidated financial statements included in this annual report.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English and Portuguese), which is incorporated by reference to Exhibit 11.1 of our 2004 annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

12.1*	Section 906 Certification of the Chief Executive Officer.

12.2*	Section 906 Certification of the Chief Financial Officer.

13*	Section 302 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Filed herewith.

III-3

Technical Glossary

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Analog: A mode of transmission or switching which is not digital, e.g., the representation of voice, video or other modulated electrical audio signals which are not in digital form.

ARPU (Average Revenue Per User): A measure used in the mobile telecommunications industry to evaluate the revenue generated by customers.

Broadband services: Services characterized by a transmission speed of 2Mbit/s or more. According to international standards, these services are interactive services, including video telephone/videoconferencing (both point to point and multipoint).

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

EDGE (Enhanced Data rates for Global Evolution): A technology that provides enhanced functionality and facilitates the use of advanced technology over mobile devices.

GSM (Global System Mobile): A standard of digital mobile telecommunications technology.

Interconnection charge: Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge.”

Mobile service: A mobile telecommunications service provided by means of a network of interconnected low powered radio base stations, each of which covers one small geographic cell within the total mobile telecommunications system service area.

Network: An interconnected collection of elements. In a telephone network, these consist of switches connected to each other and to customer equipment. The transmission equipment may be based on fiber optic or metallic cable or point-to-point connections.

Penetration: The measurement of the take-up of services. At any date, the penetration is calculated by dividing the number of customers by the population to which the service is available and multiplying the quotient by 100.

Roaming: A function that enables customers to use their mobile telephone on networks of service providers other than the one with which they signed their initial contract.

Switch: These are used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes.

TDMA (Time Division Multiple Access): A standard of digital mobile telecommunications technology.

Value-Added Services: Value-added services provide additional functionality to the basic transmission services offered by a telecommunications network.

WAP (Wireless Application Protocol): A specification for a set of telecommunications protocols to standardize the way that wireless devices, such as mobile telephones and radio receivers, can be used to access the internet.

III-4

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2004 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

TIM PARTICIPAÇÕES S.A.

We have audited the accompanying consolidated balance sheets of TIM Participações S.A. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements).

ERNST & YOUNG Auditores Independentes S/S

/s/ Mauro Moreira
Mauro Moreira Partner

Rio de Janeiro, Brazil

January 18, 2006

except for Notes 33 and 34, as to which the date is

April 17, 2006

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005

(In thousands of Brazilian reais)

	Notes	2004	2005
ASSETS
Current assets
Cash and cash equivalents		89,873	30,124
Short-term investments		766,459	1,251,644
Accounts receivable, net	5	608,122	723,335
Inventories	6	47,200	81,880
Recoverable taxes	7	91,154	114,065
Deferred income and social contribution taxes	8	108,706	103,118
Prepaid expenses and other assets		4,833	9,273

Total current assets		1,716,347	2,313,439

Noncurrent assets
Recoverable taxes	7	46,750	69,946
Deferred income and social contribution taxes	8	163,114	117,478
Related parties	9	397	18,618
Judicial deposits	10	30,291	26,278
Other noncurrent assets		1,505	4,706

Permanent assets
Property, plant and equipment, net	11	1,597,172	1,804,637
Intangibles, net	12	40,580	29,961

Total assets		3,596,156	4,385,063

	Notes	2004	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities

Accounts payable and accrued expenses	13	691,022	1,056,721
Loans and financing	14	62,206	23,945
Accrued interest		666	1,762
Salaries and related charges	15	20,842	22,685
Taxes, charges and contributions	16	153,563	157,666
Concessions payable	17	11,361	8,741
Dividends and interest on shareholders’ equity payable		114,678	141,606
Related parties	9	2,944	45,042
Other current liabilities		21,238	21,909

Total current liabilities		1,078,520	1,480,077

Noncurrent liabilities
Loans and financing	14	41,220	105,076
Taxes, charges and contributions	16	26,005	4,634
Provision for contingencies	18	32,602	42,787
Pension plan		3,697	3,584
Concessions payable	17	—	2,962

Minority interests		393,605	—

Shareholders’ equity
Capital	19	884,504	1,472,075
Capital reserves	19	240,634	192,081
Income reserves	19	895,369	1,081,787

Total shareholders’ equity		2,020,507	2,745,943

Total liabilities and shareholders’ equity		3,596,156	4,385,063

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais, except for earnings per share, expressed in reais)

	Notes	2003	2004	2005
Gross revenues
Telecommunications services	20	1,159,472	2,782,403	3,169,742
Sale of goods	20	255,716	646,772	733,530

		1,415,188	3,429,175	3,903,272
Deductions from gross revenues	20	(326,906)	(864,543)	(985,057)

Net operating revenues		1,088,282	2,564,632	2,918,215

Cost of services rendered	21	(355,192)	(784,233)	(841,102)
Cost of goods sold	21	(222,829)	(513,662)	(536,470)

Gross profit		510,261	1,266,737	1,540,643

Operating expenses:
Selling	22	(230,488)	(647,277)	(798,106)
General and administrative	23	(94,877)	(182,442)	(185,946)
Equity pickup		(3,250)	—	—
Other operating expenses	24	(27,315)	(48,912)	(75,759)

		(355,930)	(878,631)	(1,059,811)

Income before financial results		154,331	388,106	480,832

Financial income (expenses):
Financial income	25	111,766	133,613	158,546
Financial expenses	26	(81,276)	(68,801)	(83,634)
Foreign exchange variation, net		(4,681)	(4,241)	(2,482)

		25,809	60,571	72,430

Operating income		180,140	448,677	553,262

Non-operating income (loss)	27	12,842	(4,592)	(2,260)

Income before income and social contribution taxes and minority interest		192,982	444,085	551,002

Income and social contribution tax expense	8	(42,423)	(108,037)	(130,338)

Income before minority interest		150,559	336,048	420,664

Minority interest		(29,757)	(70,113)	(21,464)

Net income for the year		120,802	265,935	399,200

Earnings per thousand shares outstanding at year-end (R$)		0.34	0.38	0.45

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Capital	Capital reserves		Income reserves				Retained earnings	Total
		Special goodwill reserve	Reserve for future capital increase	Legal reserve	Dividends payable	Unearned income reserve	Expansion reserve
Balances at December 31, 2002	324,666	178,062	—	23,795	8,655	—	310,152	—	845,330
Capital increase with transfer of reserve	44,497	(29,497)	—	—	—	—	(15,000)	—	—
Net income for the year	—	—	—	—	—	—	—	120,802	120,802
Realization of special dividends reserve	—	—	—	—	(8,655)	—	—	—	(8,655)
Allocation of net income for the year:									—
Legal reserve	—	—	—	6,040	—	—	—	(6,040)	—
Interest on shareholders’ equity	—	—	—	—	—	—	—	(12,000)	(12,000)
Dividends	—	—	—	—	—	—	—	(18,491)	(18,491)
Expansion reserve	—	—	—	—	—	—	84,271	(84,271)	—

Balances at December 31, 2003	369,163	148,565	—	29,835	—	—	379,423	—	926,986
Capital increase with transfer of reserve	87,102	(27,102)	—	—	—	—	(60,000)	—	—
Capital and reserves increase with incorporation of net assets:
Tele Nordeste Celular Participações S.A.	428,239	119,171	—	32,839	2,300	18,838	280,194	—	881,581
Realization of special dividends reserve	—	—		—	(2,300)	—	—	—	(2,300)
ADENE tax incentive	—	—	—	—	—	—	—	20,937	20,937
Net income for the year	—	—	—	—	—	—	—	265,935	265,935
Allocation of net income for the year:									—
Legal reserve	—	—	—	14,343	—	—	—	(14,343)	—
Interest on shareholders’ equity	—	—	—	—	—	—	—	(30,000)	(30,000)
Dividends	—	—	—	—	—	—	—	(42,632)	(42,632)
Expansion reserve	—	—	—	—	—	—	199,897	(199,897)	—

Balances at December 31, 2004	884,504	240,634	—	77,017	—	18,838	799,514	—	2,020,507
Capital increase with transfer of reserve	170,496	(54,954)	—	—	—	—	(115,542)	—	—
Capital increase with incorporation of shares:
TIM Sul S.A	208,220	—	—	—	—	—	—	—	208,220
TIM Nordeste Telecomunicações S.A.	206,849	—	—	—	—	—	—	—	206,849
Capital increase related to stock option plan	2,006	—	—	—	—	—	—	—	2,006
Capital reserve increase	—	—	6,401	—	—	—	—	—	6,401
Realization of unearned income reserve	—	—	—	—	—	(18,838)	—	—	(18,838)
ADENE tax incentive	—	—	—	—	—	—	—	35,289	35,289
Net income for the year	—	—	—	—	—	—	—	399,200	399,200
Allocation of net income for the year:									—
Legal reserve	—	—	—	21,724	—	—	—	(21,724)	—
Interest on shareholders’ equity	—	—	—	—	—	—	—	(70,000)	(70,000)
Dividends	—	—	—	—	—	—	—	(43,691)	(43,691)
Expansion reserve	—	—	—	—	—	—	299,074	(299,074)	—

Balances at December 31, 2005	1,472,075	185,680	6,401	98,741	—	—	983,046	—	2,745,943

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003	2004	2005
Sources of working capital
Net income for the year	120,802	265,935	399,200
Amounts which do not affect working capital:
Exchange and monetary variation and interest	12,067	9,038	1,748
Provision for contingencies	2,912	11,678	6,676
Depreciation and amortization	211,798	332,534	481,907
Investment write-off	6,929	—	—
Residual value of fixed asset disposals	921	1,643	5,723
Gain on investments	3,250	—	—
Minority interests	17,924	45,526	21,464
Pension supplementation	900	(36)	(113)

Total from operations	377,503	666,318	916,605

From shareholders :
Capital subscription	—	—	417,075
Capital reserve increase	—	—	6,401
Effect of merger with Tele Nordeste Celular Partic. S.A.:
Noncurrent assets	—	(101,958)	—
Property, plant and equipment	—	(662,453)	—
Noncurrent liabilities	—	53,195	—
Minority interests	—	165,891	—
Net assets	—	881,579	—

	—	336,254	423,476

From third parties:
Decrease in noncurrent assets	61,140	156,445	202,958
Increase in noncurrent liabilities	—	26,665	3,509
New loans and financing	—	—	85,349
Tax incentive – ADENE	—	25,611	35,289

	61,140	208,721	327,105

Total sources	438,643	1,211,293	1,667,186

Applications of working capital
Acquisition of fixed assets	212,891	586,355	684,474
Increase in noncurrent assets	13,071	135,646	197,463
Decrease in noncurrent liabilities	60,910	110,879	42,116
Minority interests	—	—	415,069
Dividends and interest on shareholders’ equity	39,146	74,932	132,529

Total applications	326,018	907,812	1,471,651

Increase in working capital	112,625	303,481	195,535

Changes in working capital:
Current assets
At end of year	752,695	1,716,347	2,313,439
At beginning of year	705,791	752,695	1,716,347

	46,904	963,652	597,092
Current liabilities
At end of year	418,349	1,078,520	1,480,077
At beginning of year	484,070	418,349	1,078,520

	(65,721)	660,171	401,557

Increase in working capital	112,625	303,481	195,535

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

1.	Operations

TIM Participações S.A. (“the Company”) is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), a company of the Telecom Italia Group, which as of December 31, 2005, has the ownership of 50.33% of the voting capital and 19.88% of the total capital.

The Company has the controlling ownership of TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”). TIM Sul provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

Services provided by the subsidiaries and the respective rates are regulated by ANATEL (“Agência Nacional de Telecomunicações”), regulatory authority of telecomunications in Brazil.

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Brazilian real (R$) in relation to the US dollar affects the Company’s financial statements. The exchange rate of the Brazilian Real to the US Dollar was R$2.8892:US$1.00, R$2.6544:US$1.00 and R$2.3407:US$1.00 at December 31, 2003, 2004 and 2005, respectively. At December 31, 2004, the loans based in US Dollar represented 43% of Company’s total consolidated debt. In 2005 the Company did not have any loans in US Dollar.

2.	Corporate Reorganization

a)	Corporate merger

On June 1, 2004, the Board of Directors of Tele Celular Sul Participações S.A. (TCS) and Tele Nordeste Celular Participações S.A. (TND), subsidiaries of TIM Brasil, authorized the Protocol and Justification of Merger, which proposed the merger of TND with TCS. The merger of TND and TCS aimed to integrate their operations, reduce administrative costs, improve access to capital and achieve greater market liquidity.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

On August 30, 2004, with ANATEL approval, the Shareholders’ General Meeting of TCS approved the proposal of the Board of Directors for the merger of net assets of TND through the exchange of TND shares for TCS shares. In such meeting, TCS was renamed TIM Participações S.A.

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

The assets, liabilities, equity, revenues and expenses of TND were recorded on a line-by-line basis by TCS as of and for the eight-month period ended August 30, 2004. Therefore, TND shareholders’ equity of R$881,581 was transferred to TCS, representing the balance of TND shareholders’ equity at December 31, 2003 of R$877,042 plus an issuance of TND capital which occurred in January 2004 of R$4,539.

b)	Acquisition of minority interests of TIM Sul S.A and TIM Nordeste Telecomunicações S.A.

On April 26, 2005, the Board of Directors of the Company authorized the Protocol and Justification of Merger, which proposed the acquisition of minority interests of TIM Sul and TIM Nordeste by the Company. On May 30, 2005, the Extraordinary Shareholders’ Meetings of TIM Sul TIM Nordeste and the Company approved the acquisition, making the companies into wholly-owned subsidiaries of the Company.

The acquisition was effected through the issuance of Company shares to the minority shareholders of TIM Sul and TIM Nordeste. As a result, the Company issued 160,311,048,790 shares (28,724,249,675 common shares and 131,586,799,115 preferred shares).

This transaction intended to concentrate liquidity of the shares of the three companies into only one company as well as to reduce expenses related to controls and the maintenance of several shareholders in different companies.

The withdrawal rights of common shareholders of the Company, as well as that of minority shareholders of TIM Sul and TIM Nordeste, expired on July 1, 2005. The amount disbursed by the companies for payment to withdrawing minority shareholders was R$0.8, represented by 153,861 common shares and 154,407 preferred shares.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The acquisition was recorded using the book value of the net assets acquired at March 31, 2005, in accordance with the merger agreement. As a result of this transaction, the minority interest in income is only recorded through March 31, 2005.

3.	Presentation of the Financial Statements

a)	Basis of presentation

The consolidated financial statements have been presented in Brazilian reais (R$) prepared in accordance with accounting practices generally accepted in Brazil (“Brazilian GAAP”), which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and certain accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or “IBRACON”).

The Company is a publicly-traded company, with American Depositary Receipts traded on the New York stock exchange – USA. Consequently, the Company is subject to the rules of the Security and Exchange Commission (“SEC”) and is also required to include in its financial statements specific disclosures relating to the reconciliation between shareholders’ equity and net income prepared in accordance with Brazilian GAAP and shareholders’ equity and net income based on accounting principles generally accepted in the United States of America (“US GAAP”). See Note 33. The level of disclosure in the financial statements was adjusted and expanded and certain reclassifications were made to comply with US GAAP.

b)	Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries, which are as follows:

	Ownership %
	2004	2005
TIM Sul S.A.	81.73	100.00
TIM Nordeste Telecomunicações S.A.	81.75	100.00

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

All intercompany transactions and balances are eliminated upon consolidation. The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;

II.	Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;

III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;

IV.	Separate disclosure of the minority interest participation in the consolidated financial statements, where applicable.

c)	Comparability of the financial statements

Reclassifications in the financial statements

To allow better comparison with the financial statements for the current year, certain reclassifications were made in the financial statements for 2003 and 2004. However, the amount of said reclassifications is not material in relation to the financial statements and, as such, are not being disclosed.

“Pro forma” information

To allow comparison of these financial statements with those for the prior year, the pro forma income statement for the year ended 2003 is being set out, in this note and in other notes to the financial statements, as if the merger process mentioned in Note 2-a had occurred at the beginning of the earliest period presented. The pro forma information was prepared on the same basis as described in Note 2-a for the merger in 2004. All intercompany balances and transactions have been eliminated. The pro forma information is being provided as directed by the CVM.

The following is a reconciliation of net income as reported in 2003 to pro forma net income 2003:

Net income TCS as reported		120,802
Net income TND as reported	207,545
ADENE tax incentive - TND	(50,520)
Adjusted net income - TND		157,025

Pro forma 2003 net income		277,827

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

As permitted by Brazilian GAAP, the Company presented the ADENE tax incentive directly as a credit to retained earnings in the 2004 consolidated financial statements. Such incentive was recorded by TND through the statement of income in 2003.

	Notes	2003 Pro forma
Gross revenue
Telecommunication services	20	2,351,545
Sale of goods	20	379,261

		2,730,806

Deductions from gross revenues	20	(620,543)

Net revenue		2,110,263

Cost of services rendered	21	(741,799)
Cost of goods sold	21	(318,118)

Gross profit		1,050,346

Operating income (expenses):
Selling	22	(461,562)
General and administrative	23	(193,802)
Equity pickup		(6,500)
Other operating income (expense)	24	(29,180)

		(691,044)

Income before financial results		359,302

Financial income (expenses):
Financial income	25	238,388
Financial expenses	26	(151,281)
Foreign exchange variations, net		(8,037)

		79,070

Operating income		438,372

Non-operating income (loss)	27	26,661

Income before income and social contribution taxes and minority interest		465,033

Income and social contribution tax expense	8	(111,813)

Income before minority interest		353,220

Minority interest		(75,393)

Net income for the year		277,827

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

4.	Summary of Accounting Practices

a)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

b)	Short-term investments

Short-term investments represent temporary investments to be held up to the maturity dates which are generally less than one year, and are recorded at cost, as current assets, plus interest earned up to the balance sheet date. The balance of short-term investments is backed by government securities (LFTs and NTN’s) and Bank Deposit Certificates (CDB) issued by first tier banks, subject to 101.47% of the Interbank Deposit Certificate (CDI) rate (19% at December 31, 2005 and 16.17% at December 31, 2004).

c)	Accounts receivable

Accounts receivable from mobile telephone subscribers and interconnection are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

d)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

e)	Inventories

Inventories are represented by cellular handsets and accessories, which are stated at average acquisition cost, and does not exceed replacement cost. A provision to adjust the slow-moving items balance to the related realization value was recorded.

f)	Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2003, 2004 and 2005.

g)	Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Amortization expense is calculated based on the straight-line method over the life of the assets, which is five years for radiofrequency bands and ten years for goodwill.

h)	Income and social contribution taxes

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

The subsidiary TIM Nordeste, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil – ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services. The effect of the ADENE tax incentive is recorded in the year it is granted directly in retained earnings and as a reduction in the income tax payable. The tax incentive related to 2002 was recorded in 2003, period in which it was granted.

Deferred taxes are recognized on temporary differences and income and social contribution tax losses, when applicable. The amount of the aforementioned tax benefit of income tax reduction is recorded as a reduction in the provision for income tax payable, against capital reserve – tax incentive, in shareholders’ equity of the subsidiary TIM Nordeste.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Deferred taxes related to temporary differences and tax losses are recorded as current and noncurrent assets, and the expected realization is supported by projected future taxable income, which is reviewed every year and properly approved by Company’s management. Only 30% of tax loss carryforwards can be used to offset taxable income in any given year.

i)	Loans and financing

Loans and financing include interest accrued to the balance sheet date. The Company’s subsidiaries are party to certain derivative instruments, related to their U.S. dollar denominated liabilities with the objective of hedging themselves against risks associated with unexpected variations in the real/U.S. dollar exchange rates. Additionally, the subsidiaries also are party to certain derivative instruments with the objective of heding themselves against risk associated to variations of market interest rates. Gains and losses from such operations are recognized in the statement of income under the accrual method, based on the rates established in the contracts.

j)	Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and its subsidiaries’ management and of their legal advisors, and is recorded based on the probable losses at the end of the claims.

k)	Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributors.

l)	Financial income (expenses)

Financial income (expenses) represents interest and exchange and monetary variations related to short-term investments, hedge contracts, loans and financing received and granted.

m)	Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense is recorded in selling and general and administrative expenses. The following are the advertising expenses for the years ending December 31:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003	2003 Pro forma	2004	2005
Advertising expenses	36,366	53,857	63,152	41,740

n)	Pension plans

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Instruction No. 371.

o)	Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries. On May 30, 2005, the subsidiaries became wholly-owned subsidiaries of the Company.

p)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, as well as the estimation of revenues and expenses for the period. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, recoverability of deferred tax assets, provisions for contingencies, valuation of derivative instruments and assets and liabilities related to employee benefits. The actual results may differ from those estimates. The Company reviews the estimates and assumptions periodically.

q)	Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing as of the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

r)	Employees’ profit sharing

The Company and its subsidiaries record a provision for employees’ profit sharing, based on the targets disclosed to their employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

s)	Interest on shareholders’ equity

Brazilian corporations are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends. The amount of interest is at the Company’s discretion and is deductible for income tax purposes. The Company has elected to pay such interest to its shareholders with respect to the years ended December 31, 2003, 2004 and 2005, and has accrued the amount due, net of withholding tax, with a direct charge to shareholders’ equity. The distribution of such interest to shareholders is subject to withholding for income tax at the rate of 15%.

t)	Net income per thousand shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

5.	Accounts Receivable

	2004	2005
Services billed	230,208	233,948
Unbilled services	95,922	123,621
Interconnection	129,393	176,810
Sale of handsets	216,906	258,513

	672,429	792,892
Allowance for doubtful accounts	(64,307)	(69,557)

	608,122	723,335

Periodically, the criteria for determining the allowance for doubtful accounts are reviewed in order to reflect the current risk scenario related to accounts receivable.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The changes in the allowance for doubtful accounts were as follows:

	2003	2003 Pro forma	2004	2005
Beginning balance	6,533	35,505	19,155	64,307
Provision charged to selling expense	33,685	91,097	112,605	117,978
Recoveries	—	—	(10,000)	—
Write-offs	(21,063)	(71,913)	(57,453)	(112,728)

Ending balance	19,155	54,689	64,307	69,557

6.	Inventories

	2004	2005
Cellular handsets	47,424	78,435
Accessories and prepaid cards	1,885	1,770
TIM “chips”	3,373	9,100

	52,682	89,305
Provision for adjustment to realization value	(5,482)	(7,425)

	47,200	81,880

7.	Recoverable Taxes

	2004	2005
Income tax	12,335	18,761
Social contribution tax	2,883	3,691
State VAT (ICMS)	84,854	111,841
Federal turnover taxes (PIS/COFINS)	17,907	18,080
Income tax withheld on interest on shareholders’ equity	10,667	15,000
Income tax withheld - other	8,344	14,657
Other	914	1,981

	137,904	184,011
Current	(91,154)	(114,065)

Noncurrent	46,750	69,946

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

8.	Income and Social Contribution Taxes

The deferred income and social contribution taxes are comprised as follows:

	2004	2005
Goodwill on privatization	531,704	383,322
Provision for integrity of equity	(350,924)	(252,992)

Tax benefit related to goodwill paid on privatization	180,780	130,330
Tax loss carryforwards - income tax	25,639	5,912
Tax loss carryforwards – social contribution tax	9,250	2,149
Depreciation of handsets granted to customers	16,192	21,832
Allowance for doubtful accounts	21,865	23,649
Provision for contingencies	8,067	14,548
Accelerated depreciation of TDMA equipment	4,663	14,682
Provision for pension plans	1,257	1,218
Provision for employees’ profit sharing	1,551	3,158
Other provisions	2,556	3,118

	271,820	220,596
Current	(108,706)	(103,118)

Noncurrent	163,114	117,478

The Company and its subsidiary TIM Sul, based on the expectation of future taxable profit generation, recognize tax credits arising from tax losses related to income and social contribution taxes carried forward from prior years, which have no expiration date. At December 31, 2004 and 2005, tax loss carryforwards were R$102,562 and R$23,648, respectively. The use of these tax credits is limited to 30% of the annual taxable income.

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

In 2005, R$50,450 (R$50,450 in 2004) related to such goodwill were realized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder of the Company. The minority shareholders are ensured of preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special goodwill reserve recorded by the Company represents the parent company’s right on future capitalization (see Note 19-b).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

In accordance with projections made by the subsidiaries’ management, the noncurrent portion of deferred taxes will be realized as follows:

2007	88,048
2008	29,430

117,478

Income and social contribution taxes expenses are as follows:

	2003	2003 Pro forma	2004	2005
Current income tax	(30,387)	(80,022)	(68,648)	(95,208)
Current social contribution tax	(11,001)	(28,978)	(25,189)	(34,355)

	(41,388)	(109,000)	(93,837)	(129,563)

Deferred income tax	(759)	(2,062)	(10,762)	(570)
Deferred social contribution tax	(276)	(751)	(3,438)	(205)

	(1,035)	(2,813)	(14,200)	(775)

	(42,423)	(111,813)	(108,037)	(130,338)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The reconciliation between income and social contribution taxes expenses, tax expenses calculated based on combined statutory rates and the amount recorded in the statement of income is as follows:

	2003	2003 Pro forma	2004	2005
Income before income and social contribution taxes	192,982	465,033	444,085	551,002

Combined statutory rate	34%	34%	34%	34%

Income and social contribution taxes at combined statutory rate	(65,614)	(158,111)	(150,989)	(187,341)

(Additions)/Exclusions:
Realization of the provision for maintenance of shareholders’ equity	16,132	32,750	33,297	33,297
Interest on shareholders’ equity	7,001	9,941	10,200	23,800
Participation on affiliates	(1,105)	(2,210)	—	—
Amortization of goodwill reserve	(403)	(403)	(537)	(537)
Other	1,566	6,220	(8)	443

Subtotal of (additions)/exclusions	23,191	46,298	42,952	57,003

Income and social contribution taxes debited to income for the year	(42,423)	(111,813)	(108,037)	(130,338)

Effective rate	21.98%	24.04%	24.33%	23.65%

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

9.	Related Parties

Consolidated balances of related party transactions are as follows:

	Assets
	Total 2004	2005
		Accounts receivable – Interconnection	Accounts receivable – Sales of handsets	Total 2005
TIM Celular S.A. (1)	387	14,138	4,391	18,529
Maxitel S.A. (2)	10	89	—	89

Total	397	14,227	4,391	18,618

	Liabilities
		2005
	Total 2004	Accounts payable – Interconnection	Accounts payable – Purchase of handsets	CSP 41 – Cobilling	Other liabilities	Total 2005
TIM Celular S.A. (1)	253	28	3,403	32,984	—	36,415
Maxitel S.A. (2)	—	217	688	—	—	905
Blah! (3)	2,691	—	—	—	1,102	1,102
Telecom Italia S.p.A. (4)	—	—	—	—	5,285	5,285
IT Telecom Italia (4)	—	—	—	—	1,335	1,335

Total	2,944	245	4,091	32,984	7,722	45,042

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Income
	Total 2003	Total 2004	2005
			Interconnection	Sales of handsets	Total 2005
TIM Celular S.A. (1)	—	—	111,481	6,666	118,147
Maxitel S.A. (2)	384	—	89	4	93
TIM International N.V. (5)	12,571	—	—	—	—

Total	12,955	—	111,570	6,670	118,240

	Cost/Expense
	Total 2003	Total 2004	2005
			Interconnection	Other	Total 2005
TIM Celular S.A. (1)	4,003	9,302	28	—	28
Maxitel S.A. (2)	556	—	217	—	217
Blah! (3)	—	13,824	—	4,771	4,771

Total	4,559	23,126	245	4,771	5,016

(1)	related party – controlled by TIM Brasil Serviços e Participações S.A.

(2)	related party – controlled by TIM Celular S.A.

(3)	affiliated company - up to December 2003, 20% equity investee of the Company. Until November 30, 2005 controlled by TIM International N.V. and from December 1, 2005 controlled by TIM Celular S.A.

(4)	Telecom Italia Group companies

(5)	TIM Brasil’s parent company – indirect controlling shareholder

CSP 41 - Cobilling

Due to the overlapping of licenses granted by Anatel with another license already held by another company of the TIM Group in Brazil, the authorizations of the subsidiaries of TIM Participações S.A to provide long-distance services were terminated in 2005. The customers of the subsidiaries now can make long-distance calls selecting the code of any of the operators authorized to render the service. As such, the subsidiaries of TIM Participações S.A stopped receiving income from long-distance services and, consequently, do not incur costs related to this service.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Since March 2005, TIM Celular, a company of the TIM Brazil Group, became the sole license holder in the TIM Group to render long-distance services. In view of this, the subsidiaries of TIM Participações S.A. started to record the amounts billed to their customers for use of the service as intercompany accounts payable (“cobilling”).

Interconnection

The subsidiaries of TIM Participações S.A. record as intercompany accounts receivable the revenues related to the tariff for interconnection (VU-M), received from the operator rendering long-distance services in the TIM Group, for calls made using their networks.

Handsets purchase and sale

In order to optimize excess inventory at TIM Group companies, handset purchase and sale operations were carried out during the year among Group companies. These operations were carried out at cost of acquisition of handsets from third parties.

Purchases of handsets from Group companies totaled R$10,769 in 2005.

Other expenses

The amount classified as other expenses refers to expenses with value added services, including multimedia messaging services and downloads, rendered by Blah! to the Company’s subsidiaries.

10.	Judicial deposits

	2004	2005
Civil and labor claims	3,305	5,037
ICMS – Agreement 69/98	11,830	2,294
ICMS 5% tax difference in Santa Catarina state	8,085	11,779
Other	7,071	7,168

	30,291	26,278

In September 2005, the subsidiary TIM Sul prevailed in a proceeding contesting ICMS Agreement 69/98 in the Paraná state, and the corresponding escrow deposit was released to the subsidiary. The remaining balance of the Agreement 69/98 judicial deposit (R$2,294) refers to the Santa Catarina state.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

11.	Property, Plant and Equipment

		2004
	Annual depreciation rate %	Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	2,395,998	(1,569,455)	826,543
Handsets	50	158,568	(106,763)	51,805
Infrastructure	33.33	258,276	(100,767)	157,509
Leasehold improvements	33.33	44,961	(25,080)	19,881
Software and hardware	20	574,541	(291,408)	283,133
Assets for general use	10	31,727	(15,160)	16,567

Assets and installations in service		3,464,071	(2,108,633)	1,355,438

Land		6,241	—	6,241

Construction in progress		235,493	—	235,493

		3,705,805	(2,108,633)	1,597,172

		2005
	Annual depreciation rate %	Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	2,717,533	(1,852,942)	864,591
Handsets	50	211,168	(145,396)	65,772
Infrastructure	33.33	296,518	(118,724)	177,794
Leasehold improvements	33.33	59,873	(32,571)	27,302
Software and hardware	20	843,823	(401,516)	442,307
Assets for general use	10	39,814	(18,124)	21,690

Assets and installations in service		4,168,729	(2,569,273)	1,599,456

Land		6,397	—	6,397

Construction in progress		198,784	—	198,784

		4,373,910	(2,569,273)	1,804,637

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The balance of construction in progress basically refers to the construction of new transmission units (Cell Sites – BTS) for network expansion.

The Company capitalized interest as follows:

	2003	2003 Pro forma	2004	2005
Capitalized interest	1,994	5,128	6,476	1,352

Implementation of new technology

The subsidiaries of the Company began, in the second six-month period of 2003, introducing GSM technology into their service network, supplementing current TDMA technology. At December 31, 2005 no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and will be 100% depreciated by 2008.

12.	Intangibles

	2004	2005
PCS authorizations and radiofrequencies	43,527	43,527
Goodwill on acquisition of additional shares in TIM Sul S.A.	16,918	16,918
Other	20	20

	60,465	60,465
Accumulated amortization	(19,885)	(30,504)

	40,580	29,961

PCS authorizations and radiofrequencies

Authorizations to render the Personal Communications Services (“PCS”) were granted by means of the terms signed in 2002 for the subsidiaries with Anatel for exploration of PCS during fifteen years within the subsidiaries’ operating areas. The subsidiaries had previously been granted 15-year Mobile Communication Services (“SMC”) concessions by Anatel which were converted to PCS authorizations in 2002. The period of the PCS authorizations is the remaining term of the SMC concessions.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

In 2003 and 2004, the subsidiaries obtained authorization from Anatel to use radiofrequency bands associated to the authorization to render PCS at the frequency of 900 MHz and 1800 MHz, respectively.

The subsidiaries provides mobile telephone services under authorization terms granted by Anatel. The following are the expiration dates for the authorizations by state:

Brazilian State	Expiration Date
Parana	September 3, 2007
Santa Catarina	September 30, 2008
Rio Grande do Sul (City of Pelotas)	April 14, 2009
Pernambuco	May 15, 2009
Ceara	November 28, 2008
Paraíba	December 31, 2008
Rio Grande do Norte	December 31, 2008
Alagoas	December 15, 2008
Piauí	March 27, 2009

The authorizations may be subsequently renewed for an additional period of 15 years by the granting authority, after the payment of a new fee which amount will be determined by Anatel at that date.

Current radiofrequency bands may be renewed only once for an additional period of 15 years. At the end of the second 15-year term, the subsidiaries will have to obtain new radiofrequency bands and pay a new fee to be determined by Anatel at that date.

13.	Accounts payable and accrued expenses

	2004	2005
Accounts payable	551,513	772,848
Interconnection charges	14,585	15,253
Accrued expenses	124,924	268,620

	691,022	1,056,721

The balance payable for interconnection charges comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

14.	Loans and Financing

	Maturity dates	2004	2005
Foreign currency – U.S. dollars

Suppliers: bearing exchange rate variation and interest of 7.3% p.a. Subject matter of swap to CDI operation.	11/2005	750	—

European Bank of Investment: refers to direct financing of US$ 50,000, bearing interest based on the Libor rate for 3-month deposits + 1.625% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly variation to final maturity.	07/2004	44,239	—

Local currency

Banco do Nordeste: financing subject to pre-fixed interest of 14% p.a., and bonus of 15% and 25% for payments made on time regarding interest. This financing is subject matter of a hedging operation, for which the rate is 69.8% and 75.75% of the CDI monthly variation to final maturity.	04/2013	20,000	105,319

BNDES – National Bank for Economic and Social Development: this financing bears interest of 4% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil or of the “UMBNDES” of the Basket of Currencies. The basket of currencies financing was subject matter of swap to CDI operation.	01/2007	37,960	18,890

Hedging contracts		477	4,812

		103,426	129,021
Current		(62,206)	(23,945)

Noncurrent		41,220	105,076

The BNDES loans of subsidiary TIM Sul are subject to certain covenants covering specific ratios. The Company did not meet one of the ratios as of December 31, 2005.

Company management is carrying negotiations with BNDES to obtain formal debt waiver related to this ratio which was not met. The long-term debt in the amount of R$604 was reclassified to current liabilities.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The BNDES debt is guaranteed by installment income from wireless telecom services.

Subsidiaries enter into hedging transactions to protect themselves against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar and against variation in the fair value of financing indexed to pre-fixed interest rates, of which the term is the same as that stipulated in the financing agreement.

The noncurrent portion of loans and financing matures, as follows:

2007	13,122
2008	17,858
2009	17,809
2010	17,767
2011 and thereafter	38,520

105,076

15.	Salaries and Related Charges

	2004	2005
Salaries and fees	2,067	1,743
Social charges	3,582	3,901
Labor provisions	14,312	16,120
Employee retention	881	921

	20,842	22,685

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

16.	Taxes, Charges and Contributions

	2004	2005
Corporate Income Tax and Social Contribution on net income	4,890	3,444
ICMS - Value-Added Tax on Sales and Services	129,532	99,796
COFINS - Tax for Social Security Financial	13,538	16,569
PIS - Employees Profit Participation Program	2,936	3,594
FISTEL - Fund for Telecommunications Inspection	7,528	8,292
FUST - Telecommunications Services’ Universalization Fund	1,247	1,187
FUNTTEL - Fund for the Technological Development of Telecommunications	624	593
IRRF - Withholding tax	17,730	25,641
Other	1,543	3,184

	179,568	162,300

Current	(153,563)	(157,666)

Noncurrent	26,005	4,634

The subsidiary TIM Sul S.A. entered into an agreement with the Paraná state to defer ICMS tax to be paid in 48 months after the respective triggering event, restated by an inflation index. This benefit was granted by the Paraná state under “Programa Paraná Mais Emprego”.

17.	Concessions Payable

	2004	2005
SMP exploration rights:
Authorizations acquired	39,451	39,451
Payments	(36,968)	(36,968)
Monetary adjustment	8,878	9,220

	11,361	11,703

Current	(11,361)	(8,741)

Noncurrent	—	2,962

At the end of 2004, management had the intention to settle in advance during 2005 the concessions payable, which did not occur. Based on the current intention to settle such liabilities at the respective due dates, the installments payable after 2006 were reclassified to noncurrent liabilities.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

18.	Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax, regulatory and civil) arising in the ordinary course of their business, and have recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	2004	2005
Civil	11,356	15,893
Labor	7,545	8,360
Tax	13,701	15,631
Regulatory	—	2,903

	32,602	42,787

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for civil damages.

Labor contingencies

These involve several labor claims, mainly related to salary differences, salary parity and overtime payment, among others.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Tax contingencies

TIM Nordeste received a delinquency notice by the Ceará state tax authorities in 2003, amounting to R$12,721, related to (i) disallowing of expenses used in the determination of income tax in the period 1999 to 2001, corresponding to the amount of R$8,402; (ii) unpaid social contribution differences in 1998 to 2001, in the amount of R$3,208; and (iii) unpaid PIS and COFINS differences in 1998 to 2002, in the amounts of R$334 and R$777, respectively. The company filed a defense in connection with this delinquency notice, contesting this assessment by the tax authorities. The Company’s internal and external counsel classified the risk of loss on the delinquency notice as possible and, as such, no corresponding provision was recorded.

TIM Sul received delinquency notices from the Santa Catarina state tax authorities in 2003 and 2004, amounting to R$95,666, mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external counsel, management concluded that probable losses to be incurred in these proceedings amount to R$15,631, being such properly recorded.

Regulatory contingencies

Due to noncompliance with certain provisions of the Personal Mobile Service Regulation (SMP) and quality targets, defined in the General Plan of Quality Targets for SMP (PGMQ-SMP), Anatel started a proceeding for noncompliance with obligations (PADO) against the subsidiaries.

The subsidiaries have endeavored to contest the proceeding. The defense arguments may contribute to a significant reduction in the penalty initially applied or result in definitive PADO revocation without any penalty application. The provision for regulatory contingencies was recorded based on the amount of the penalties received for which the risk of loss is considered probable.

Fund for Universalization of Telecommunications Services  –  FUST contribution tax

On December 15, 2005, Anatel issued an Abridgment of Law No. 01, aiming to collect the Fust contribution tax on interconnection revenues of telecommunications service providers, beginning from the enactment of Law No. 9998, dated August 17, 2000. The Company believes that the referred to revenue is not subject to FUST levy, based on applicable legislation, and management intends to take applicable measures to defend the Company’s interests. The Company’s internal and external legal counsel have concluded that the likelihood of an unfavorable outcome for the Company is remote. In view of this and according to applicable accounting practices, management has not recorded any corresponding provision for this matter.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

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

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Rentals

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2003	2003 Pro forma	2004	2005
Rent expense	4,526	20,798	24,884	27,884

At December 31, 2005, the future minimum lease payments under non-cancelable lease agreements are as follows:

2005
2006	31,758
2007	33,187
2008	34,515
2009	35,895
2010	37,331
2011 and thereafter	40,950

213,636

19.	Shareholders’ Equity

a)	Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, so as not to exceed 1,400 billion common or preferred shares, without the need to maintain the proportion between the classes of shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights. The limit to increase the Company’s capital may be modified with the approval of an Extraordinary General Meeting.

On March 9, 2005, the Shareholders’ Meeting approved a capital increase of R$54,954 (R$27,102 on May 7, 2004 and R$29,229 on March 18, 2003), through the issuance of 6,093,084,511 (2,745,851,522 in 2004 and 5,095,007,583 in 2003) common shares and 10,072,063,725 (4,534,299,224 in 2004 and 8,413,524,457 in 2003) preferred shares with no par value on behalf of TIM Brasil Serviços e Participações S.A. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of the Company. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The subscription price per 1,000 shares was R$3.25 (R$3.05 in 2004 and R$1.77 in 2003) for the common shares and R$3.49 (R$4.13 in 2004 and R$2.40 in 2003) for the preferred shares.

At the same Shareholders’ Meeting, the shareholders approved another capital increase. As permitted by Brazilian GAAP, the capital increase was accomplished by transferring amounts from retained earnings, income reserve totaling R$115,542. No capital shares were issued.

On April 26, 2005, the Company’s Board of Directors approved a capital increase of R$2,006 through the issuance of 595,198 lots of 1,000 preferred shares, resulting from the exercise of stock options by twenty-four employees of the Company pursuant to the Company’s stock option plan.

On May 30, 2005, the Extraordinary General Meetings of TIM Sul, TIM Nordeste. and the Company, approved the exchange of all the shares of TIM Sul and TIM Nordeste for shares of the Company, through the issuance of 28,724,249,675 common shares and 131,586,799,115 preferred shares with no par value to the minority shareholders of these subsidiaries. This transaction made the companies into wholly-owned subsidiaries of the Company.

Shares with no par value represent the subscribed and paid-in capital at December 31, as follows:

	2004	2005
Number of common shares	264,793,296,882	299,610,631,068
Number of preferred shares	437,711,795,252	579,965,856,092

	702,505,092,134	879,576,487,160

The preferred shares are non-voting, except if the dividend to be paid to the holders of preferred shares is not paid for a period of three years. In such case they are entitled to full voting rights until such time as that dividend is paid in full for any year. Further, the preferred shares are entitled to priority over the common shares in the case of liquidation. The preferred shares are also entitled to preferential, noncumulative dividends calculated as the greater of (i) 6% of nominal paid-in capital or (ii) 3% of net equity per share as per the latest approved balance sheet under Brazilian GAAP. The number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

b)	Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their participation, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be paid directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Reserve for Future Capital Increase

On March 8 and 9, 2005, capital increases were approved at the subsidiaries TIM Nordeste and TIM Sul, respectively, as a consequence of the capitalization of part of the special goodwill reserve, as above mentioned. The deadline for the minority shareholders to exercise their preference rights ended 30 days after the date of approval, when the Company received the amount of R$6,401 from the shareholders who exercised their rights. When the amount was received, the exchange relation of shares described in note 2b, in which the subsidiaries became wholly owned by the Company and the respective capital increases had been established. Thus, the amount received from minority shareholders (now shareholders of the Company) was recorded as Reserve for Future Capital Increase. Management intends to propose the capitalization of such amount in the Shareholder’s meeting, without the issuance of new shares, for the benefit of all shareholders.

c)	Income reserves

Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital. Additionally, the Company is not required to make an appropriation to the legal reserve if the aggregate of the legal reserve and the capital reserves exceeds 30% of the paid-up capital. This reserve can only be used to increase capital or offset accumulated losses.

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

As required by Brazilian corporate law, Company’s management will propose the distribution of the reserve at the Shareholders’ Meeting due to its realization in 2005. The balance was transferred in its entirety to dividends payable.

Dividends payable reserve

During 2001, the Shareholders’ Meeting approved the proposal made by management for the establishment of a reserve for dividends payable, referring to the portion of declared dividends based on the December 31, 2001 balance sheet, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. Such reserve had been fully realized at December 31, 2003. With the merger described in 2-a, the Company absorbed the reserve for dividends payable of TND. Such reserve was fully realized at December 31, 2004.

Reserve for expansion

The remaining balance of net income for the year ended December 31, 2005, adjusted as required by Law No. 6404/76, article 202, in the amount of R$299,074, comprises the balance of the income reserve for expansion account, as determined by CVM Instruction (IN) No. 59/86, and will be used in the expansion of the Company’s network and of its IT environment as well as of its subsidiaries. The accrual of the reserve for expansion is provided for in paragraph 2, article 40 of the Company’s by-laws and in article 194 of Law No. 6404/76. In addition, the investments to be made are supported by capital budget to be approved by the General Meeting as proposed by management.

d)	Dividends

Dividends are calculated in accordance with the by-laws and Brazilian Corporation Law (“Lei das Sociedades por Ações”).

Based on its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

For the purposes of the Brazilian Corporation Law, and in accordance with the Company’s By-Laws, “adjusted net income” is an amount equal to the net profit adjusted to reflect allocations to or from: (i) the statutory and legal reserves, (ii) a contingency reserve for probable losses, if applicable, (iii) profit reserve for expansion, and (iv) unrealized profit for reserve.

Dividends, which correspond to the greater of values determined within the minimum set by each of the methods provided for by the by-laws, were calculated as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2004	2005
Consolidated net income for the year	265,935	399,200
ADENE tax incentive	20,937	35,289

Holding company net income for the year	286,872	434,489
(-) Setup of legal reserve	(14,343)	(21,724)

Adjusted net income	272,529	412,765
Compulsory dividends: 25%	68,132	103,191

Interest on shareholders’ equity, net of withholding income tax of 15%	25,500	59,500
Supplementary dividends	42,632	43,691

	68,132	103,191

Realization of unearned income reserve/dividends payable reserve	2,300	18,838

Total proposed dividends and interest on shareholders’ equity	70,432	122,029

	2004	2005
Dividends and interest on shareholders’ equity per 1,000 shares (in reais)
Common shares	0.1003	0.1387
Preferred shares	0.1003	0.1387

e)	Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

(i)	retain the services and opinions of key employees on which the Company depends respecting their judgment, initiatives and efforts;

(ii)	provide key employees with a certain combination of compensation based on the Company’s market value increase; and

(iii)	have general interests of key employees in line with the shareholders’ interests.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

On April 26, 2005, the Company’s Board of Director approved a capital increase of R$2,006 through the issuance of 595,198 lots of 1,000 preferred shares, for the price of R$3.37 per 1,000 shares, resulting from the exercise of stock options by 24 Company employees in connection with the Company’s stock option plan.

The market value of the Company’s preferred shares as of the date of capital increase was R$3.84 per 1,000 shares.

The term for exercise of all remaining unexercised stock options expired in 2005. The stock option plan was terminated in 2005 and the Company has not adopted a new stock option plan.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

20.	Net Operating Revenues

	2003	2003 Pro Forma	2004	2005
Revenue from telecommunications services
Subscription charges	224,178	358,347	358,178	258,610
Use charges	448,349	1,048,746	1,246,666	1,664,512
Interconnection	397,107	783,473	822,576	940,251
Long distance service	39,331	79,278	202,963	32,797
Value-added services – VAS	34,621	56,362	118,396	218,965
Other	15,886	25,339	33,624	54,607

	1,159,472	2,351,545	2,782,403	3,169,742
Sales of goods	255,716	379,261	646,772	733,530

Gross operating income	1,415,188	2,730,806	3,429,175	3,903,272

Deductions
Taxes	(266,119)	(554,265)	(723,716)	(813,302)
Discounts	(60,732)	(60,819)	(134,253)	(150,624)
Other	(55)	(5,459)	(6,574)	(21,131)

	(326,906)	(620,543)	(864,543)	(985,057)

	1,088,282	2,110,263	2,564,632	2,918,215

21.	Cost of Services Rendered and Goods Sold

	2003	2003 Pro Forma	2004	2005
Personnel	(10,111)	(18,869)	(23,158)	(26,868)
Third-party services	(26,398)	(43,141)	(54,800)	(71,581)
Interconnection charges	(143,362)	(353,653)	(334,630)	(340,323)
Depreciation and amortization	(169,454)	(310,973)	(351,018)	(378,351)
Telecommunications supervision fund (Fistel)	(1,522)	(2,629)	(2,987)	(2,643)
Other	(4,345)	(12,534)	(17,640)	(21,336)

Cost of services rendered	(355,192)	(741,799)	(784,233)	(841,102)
Cost of goods sold	(222,829)	(318,118)	(513,662)	(536,470)

Total cost of services rendered and goods sold	(578,021)	(1,059,917)	(1,297,895)	(1,377,572)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

22.	Selling Expenses

	2003	2003 Pro Forma	2004	2005
Personnel	(26,421)	(40,535)	(55,152)	(66,515)
Third-party services	(124,259)	(224,512)	(318,778)	(417,093)
Allowance for doubtful accounts	(33,685)	(91,097)	(112,605)	(117,978)
Telecommunications supervision fund (Fistel)	(32,137)	(64,281)	(95,624)	(123,858)
Depreciation and amortization	(13,189)	(36,825)	(46,103)	(49,194)
Other	(797)	(4,312)	(19,015)	(23,468)

	(230,488)	(461,562)	(647,277)	(798,106)

23.	General and Administrative Expenses

	2003	2003 Pro Forma	2004	2005
Personnel	(19,633)	(50,353)	(37,349)	(31,781)
Third-party services	(43,355)	(89,111)	(91,392)	(98,489)
Depreciation and amortization	(24,364)	(41,463)	(40,133)	(43,486)
Other	(7,525)	(12,875)	(13,568)	(12,190)

	(94,877)	(193,802)	(182,442)	(185,946)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

24.	Other Operating Expenses

	2003	2003 Pro Forma	2004	2005
Income
Telecommunication service fines	3,553	8,396	10,993	11,446
Reversal of the provision for contingencies	—	7,349	3,223	3,566
Reversal of the allowance for doubtful accounts (a)	—	—	10,000	—
Other operating income	5,721	22,029	7,756	3,588

	9,274	37,774	31,972	18,600

Expenses
Taxes, charges and contributions	(472)	(956)	(5,907)	(16,660)
Goodwill amortization	(2,671)	(2,671)	(1,581)	(1,581)
Amortization of goodwill on privatization	(25,288)	(50,469)	(50,450)	(50,450)
Amortization of concessions	(1,889)	(4,210)	(8,626)	(9,295)
Provision for contingencies	(2,920)	(3,894)	(9,063)	(10,242)
Loss on judicial proceedings	(3,101)	(4,493)	(4,573)	(6,131)
Other operating expenses	(248)	(261)	(684)	—

	(36,589)	(66,954)	(80,884)	(94,359)

Other operating income (expenses)	(27,315)	(29,180)	(48,912)	(75,759)

(a)	refers to recovery of receivables from other telecom operating companies.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

25.	Financial Income

	2003	2003 Pro Forma	2004	2005
Interest accrued on short-term investments	100,936	187,822	103,567	137,701
Monetary adjustment	4,221	19,791	7,313	6,716
Interest on accounts receivable	5,793	10,560	17,520	9,985
Other	816	20,215	5,213	4,144

	111,766	238,388	133,613	158,546

26.	Financial Expenses

	2003	2003 Pro Forma	2004	2005
Interest on loans and financing	(41,958)	(79,399)	(2,224)	(10,454)
PIS/COFINS on financial income	(12,260)	(21,349)	(15,957)	(12,774)
Monetary adjustment	(2,288)	(5,583)	(5,540)	(772)
Interest on taxes and charges	(12,125)	(12,209)	(4,597)	(2,581)
CPMF	(7,091)	(12,880)	(13,636)	(16,251)
Financial expenses on handset sales	—	—	(14,861)	(30,154)
Other	(5,554)	(19,861)	(11,986)	(10,648)

	(81,276)	(151,281)	(68,801)	(83,634)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

27.	Non-operating Income (Loss)

	2003	2003 Pro Forma	2004	2005
Income
Investment disposals	19,500	39,000	898	—
Fixed asset disposals	1,193	2,351	1,977	3,413
Other non-operating income	—	2,155	—	—

	20,693	43,506	2,875	3,413

Expenses
Cost of investments disposed of	(6,929)	(13,858)	—	—
Cost of fixed assets disposed of	(921)	(1,673)	(1,517)	(5,673)
Other non-operating expenses	(1)	(1,314)	(5,950)	—

	(7,851)	(16,845)	(7,467)	(5,673)

Non-operating income (loss)	12,842	26,661	(4,592)	(2,260)

On December 18, 2003, the Company and the merged company sold their participation in Blah! S.A., resulting in a consolidated pro forma gain of R$25,142.

28.	Financial Instruments and Risk Management

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

Risk factors

The main risk factors affecting the Company and its subsidiaries are the following:

(i)	Exchange rate risk

The exchange rate risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

At December 31, 2005, financings of the Company and its subsidiaries indexed to the “UMBNDES” exchange variance of a basket of currencies are 100% covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to financial results.

There are no significant financial assets indexed to foreign currencies.

(ii)	Interest rate risk

Interest rate risk refers to:

•	possible variation in the fair value of financing subject to pre-fixed interest rates, if such rates do not reflect current market conditions. In order to mitigate this type of risk, the Company and its subsidiaries enter into hedging contracts with financial institutions. Gain or loss from these hedge contracts is charged to financial results;

•	possible unfavorable interest rate change, which would lead to an increase in financial expenses of the Company and its subsidiaries on debts and hedging operations entered into at variable interest rate. At December 31, 2005, financial resources of subsidiaries were mainly invested in Interbank Deposit Certificates (CDI), which significantly reduces this risk.

(iii)	Credit risk related to services rendered

This risk relates to the possibility of the Company and its subsidiaries to incur losses arising from the difficulty in collecting accounts receivable billed to subscribers. In order to mitigate this risk, the Company and its subsidiaries perform credit rating analyses to support management of risk related to collection problems and also monitor accounts receivable from subscribers, disabling telephone lines of defaulting subscribers. The Company generally does not require collateral from its customers.

(iv)	Credit risk related to sale of telephone sets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, and credit limits established for distributors are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There are no customers accounting for more than 10% of accounts receivable from sale of goods at December 31, 2005 and 2004 or of income from sale of goods in 2005, 2004 and 2003.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

(v)	Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing short-term investments and hedge contracts.

The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. Financial instruments whose market value differs from book value at December 31, 2005 are as follows:

	2004		2005
	Book value	Market value	Book value	Market value
Loans and financing, including interest accrued	103,615	103,038	125,971	123,133
Hedge contracts	477	(338)	4,812	4,207

The market value of loans and financing and of hedge contracts was determined through discounted future cash flows and use of interest rates applicable to instruments of similar nature involving the same conditions and risks, or is based on market quotations for such instruments.

Market value was estimated for a certain period, based on available information and own valuation methodology. Changes in assumptions may significantly affect such estimates.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

29.	Pension Plans and Other Post-Employment Benefits

TIM Participações S.A. and subsidiaries, sponsor a defined benefits pension plan for a group of employees from the former Telebrás system, as a result of legal provisions established at the time of that company’s privatization in July 1998. The plan is administered by the Fundação Sistel de Seguridade Social – Sistel.

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

In the year ended December 31, 2005, the contributions to TIMPREV totaled R$296, (R$538 in 2004).

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

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

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

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2004 and 2005 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

a)	Effects recognized at December 31:

	Plans						Total
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA	2005	2004
Reconciliation of assets and liabilities at 12/31/05
Present value of actuarial liabilities	22,879	4,507	863	79	1,389	2,823	32,540	28,853
Fair value of plan assets	(35,508)	(5,838)	(1,677)	(189)	(1,725)	(1,987)	(46,924)	(40,338)
Present value of liabilities in excess of fair value of plan assets	(12,629)	(1,331)	(814)	(110)	(336)	836	(14,384)	(11,485)

Net actuarial liabilities / (assets)	(12,629)	(1,331)	(814)	(110)	(336)	836	(14,384)	(11,485)

No asset was recognized by the sponsors due to the impossibility of refund of this surplus and because contributions on the part of sponsors will not be reduced in the future.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

b)	Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Actuarial liabilities (assets) at 12/31/04	(9,401)	(1,246)	(814)	(97)	(390)	463
Expenses (income) recognized in prior year	(2,994)	(188)	(170)	(19)	(127)	7
Sponsor’s contributions	(77)	—	—	—	—	(16)
Actuarial (gains) losses recognized	(157)	103	170	6	181	382

Net actuarial liabilities (assets) at 12/31/05	(12,629)	(1,331)	(814)	(110)	(336)	836

c)	Statement of losses (gains)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
(Gain) Loss on actuarial liabilities	1,130	248	81	9	93	888
(Gain) Loss on plan assets	(1,310)	(145)	89	(3)	88	(506)
(Gain) Loss on employees’ contributions	23	—	—	—	—	—

(Gain) Loss at 12/31/05	(157)	103	170	6	181	382

Corridor calculation (10% of equity and liabilities)	3,551	584	168	19	172	282

d)	Reconciliation of present value of liabilities

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Value of liabilities at 12/31/04	20,762	4,149	764	64	1,267	1,847
Cost of current service	208	—	—	—	—	26
Interest on actuarial liabilities	2,269	450	83	6	137	205
Benefits paid in the year	(1,490)	(340)	(65)	—	(108)	(143)
Liabilities	1,130	248	81	9	93	888

Liabilities at 12/31/05	22,879	4,507	863	79	1,389	2,823

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

e)	Reconciliation of fair value of assets

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Fair value of assets at 12/31/04	30,163	5,396	1,578	160	1,657	1,384
Benefits paid in the year	(1,490)	(340)	(65)	—	(108)	(143)
Participants’ contributions	60	—	—	—	—	—
Sponsor’s contributions	77	—	—	—	—	16
Actual yield of plan assets in the year	6,698	782	164	29	176	730

Liabilities at 12/31/05	35,508	5,838	1,677	189	1,725	1,987

f)	Expenses expected for 2006

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Cost of current service (with interest)	89	—	—	—	—	24
Interest on actuarial liabilities	2,497	489	94	9	151	314
Expected yield of plan assets	(4,786)	(779)	(226)	(26)	(229)	(268)

Total expenses recognized	(2,200)	(290)	(132)	(17)	(78)	70

Expected participants’ contributions for the next year	(60)	—	—	—	—	—

Total net expenses (income) to be recognized	(2,260)	(290)	(132)	(17)	(78)	70

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	11.30% p.a.
Estimated nominal yield rate of plan assets:	13.75% p,a,
Estimated nominal rate of salary increase:	7.10% p,a,
Estimated nominal rate of benefit increase:	5.00% p,a,
Biometric general mortality table:	UP94 severity-adjusted 2 years segregated by sex
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	5.00%
Computation method	Projected Credit Unit Method

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Supplementary pension

The Company is sponsor, as successor from the partial spin-off of Telecomunicações do Paraná S.A. - TELEPAR, of the pension supplementation plans introduced in 1970 by a Collective Agreement Document, approved by the Atypical Contractual Relationship Document entered into by the Company and the labor unions representing the major professional categories of employees.

The agreement encompassed 86 employees hired before December 31, 1982, who are entitled to additional retirement benefits, only if they retire after having worked for the minimum time required for retirement (30 years for men and 25 years for women).

In June 1998, after the breakup of Telebrás, the Company opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$3,584 at December 31, 2005 (R$3,697 in 2004) will be used to cover the benefits of those employees who have not opted yet (4 employees on December 31, 2004 and 2005).

30.	Directors’ Fees

Amounts paid to the board of directors were the following at December 31:

	2003	2004	2005
Directors’ fees	2,223	1,127	1,385

31.	Insurance (unaudited)

As of December 31, 2005, the Company and its subsidiaries have insurance cover against fire and sundry risks for inventories and fixed assets, Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

32.	Commitments

On the terms of the Authorization for Personal Communications Services (“PCS”) Exploitation, the subsidiaries committed themselves to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization. Subsidiaries are subject to penalties if the terms of the authorization are not complied with.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

As mentioned in Note 18, Anatel started administrative proceedings against the subsidiaries for noncompliance with certain service quality ratios provided for in the PCS authorizations in 2003 and 2004. The subsidiaries submitted answers to Anatel explaining that noncompliance with certain quality ratios was mainly due migration from the Cellular Mobile Service (“SMC”) to the PCS, change in the long-distance system, as well as the implementation of GSM network. The subsidiaries cannot predict the outcome of Anatel proceedings at this point. The provision for regulatory contingencies recorded in the balance sheet reflects the expected losses, per management’s expectations.

33.	Reconciliation between Brazilian GAAP and US GAAP

I	Description of differences between Brazilian GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian GAAP, whose accounting practices and policies are described in Note 4. Such practices and policies differ significantly from US GAAP. The tables below represent the reconciliation between the Company’s consolidated income and net equity under Brazilian GAAP and US GAAP:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Reconciliation of the differences between Brazilian GAAP and US GAAP in net income:

	Reference to notes		2003	2004	2005
Net income under Brazilian GAAP			120,802	265,935	399,200

Consolidated adjustments for US GAAP:
Effects of merger with TND:
Net income of TND under Brazilian GAAP	3.c		157,025	—	—

Portion under common control:
Amortization of customer list and concession (acquisition by TIM Brasil in 1998)	33.I.a	(i)	(9,727)	(9,727)	(9,727)

Portion acquired from third parties:
Additional amortization and depreciation expense from write-up to fair value	33.I.a	(i)	—	(25,281)	(75,844)
Transaction costs	33.I.a	(i)	—	8,557	—
Deferred tax on the effects of merger with TND	33.I.a	(i)	3,307	11,903	29,094

Effects of acquisition of minority interests of TIM Sul and TIM Nordeste:
Additional amortization and depreciation expense from write-up to fair value	33.I.a	(ii)	—	—	(36,401)
Deferred tax on the effects of acquisition of minority interests	33.I.a	(ii)	—	—	12,376
Transaction costs	33.I.a	(ii)	—	—	7,767

Other consolidated adjustments for US GAAP:
Depreciation and amortization of the effect of indexation for the years ended December 31, 1996 and 1997	33.I.b		(12,069)	(10,275)	(2,909)
Capitalized interest	33.I.c		1,239	1,386	5,409
Amortization of capitalized interest	33.I.c		(2,840)	(4,125)	(4,202)
Pre-operating expenses of Blah! (formerly Timnet.com)	33.I.d		7,522	—	—
Provision for pension plan	33.I.e		32,302	445	—
Financial instruments	33.I.f		17,115	(3,499)	(210)
Goodwill amortization	33.I.h		1,581	1,581	1,581
Reversal of gain on sale of Blah!	33.I.j		(25,142)	—	—
Asset retirement obligations	33.I.k		(18,561)	(14,009)	(14,584)
Handset discounts	33.I.l		—	(36,684)	7,187
Deferred tax on the other consolidated adjustments			(585)	22,161	3,165
ADENE tax incentive	33.I.m		50,520	20,937	35,289
Minority interest on the other consolidated adjustments	33.I.n		(3,858)	4,036	(9,796)

Net income under US GAAP			318,631	233,341	347,395

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Reconciliation of the differences between Brazilian GAAP and US GAAP in shareholders’ equity:

	Reference to notes		2004	2005
Shareholders’ Equity under Brazilian GAAP			2,020,507	2,745,943

Consolidated adjustments for US GAAP:
Effects of merger with TND:

Portion under common control:
Effects of acquisition of TND by TIM Brasil in 1998	33.I.a	(i)	157,889	148,162

Portion acquired from third parties:
Write-up to fair value from acquisition of minority interest	33.I.a	(i)	336,268	336,268
Additional amortization and depreciation expense resulting from write-up to fair value	33.I.a	(i)	(25,281)	(101,125)
Transaction costs			8,557	8,557
Deferred tax on the effects of merger with TND			(118,965)	(89,871)

Effects of acquisition of minority interests of TIM Sul S.A and TIM Nordeste Telecomunicações S.A.

Write-up to fair value from acquisition of minority interest	33.I.a	(ii)	—	249,006
Goodwill	33.I.a	(ii)		13,294
Additional amortization and depreciation expense resulting from write-up to fair value	33.I.a	(ii)	—	(36,401)
Deferred tax on the effects of acquisition of minority interests	33.I.a	(ii)	—	(72,285)
Other consolidated adjustments for US GAAP:
Effect of the indexation for the years ended December 31,1996 and 1997	33.I.b		123,206	122,629
Depreciation and amortization of the effect of the indexation for the years ended December 31, 1996 and 1997	33.I.b		(117,643)	(119,975)

Sub-total			5,563	2,654

Capitalized interest	33.I.c		23,768	29,177
Amortization of capitalized interest	33.I.c		(9,398)	(13,600)
Financial instruments	33.I.f		815	605
Goodwill amortization	33.I.h		4,941	6,522
Corporate reorganization – acquisition of minority interest	33.I.i		14,520	14,520
Handset discounts	33.I.l		(36,684)	(29,497)
Asset retirement obligations:
Property, plant and equipment	33.I.k		79,364	86,112
Accumulated depreciation	33.I.k		(13,055)	(18,055)
Accumulated accretion	33.I.k		(19,515)	(29,099)
Liability for asset retirement obligations	33.I.k		(79,364)	(86,112)
Effect of deferred taxes on the other consolidated adjustments			14,811	17,976
Minority interest on the other consolidated adjustments	33.I.n		(15,251)	—

Shareholders’ equity under US GAAP			2,349,490	3,182,751

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

a.	Acquisitions and Business Combinations

Under Brazilian GAAP, assets acquired and liabilities assumed in a business combination effected through an exchange of shares are recorded at book value as of the date of acquisition. No goodwill or other fair value adjustments are recorded.

Under US GAAP, net assets acquired in a business combination are recorded at fair value on the acquisition date. The difference between the purchase price and the fair value of the net identifiable assets acquired is recorded as goodwill or negative goodwill. Goodwill is not subject to amortization, but is periodically assessed for impairment. Negative goodwill should be proportionally allocated to certain non-current assets acquired. Business combinations of companies under common control are accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of the acquired company. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

(i)	Acquisition of Tele Nordeste Celular Participações S.A.

As explained in Note 2-a, the Company acquired Tele Nordeste Celular Participações S.A. (TND) on August 30, 2004 (acquisition date). For Brazilian GAAP purposes, in the year of the acquisition, the results of operations of TND were included in the results of operations of the Company for the entire year, as required by the related merger agreement.

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

December 31, 2003, 2004 and 2005

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

The amount of goodwill not allocated was amortized up to December 31, 2001 in accordance with SFAS 142, considering a period of 11 years based on the remaining period of the concession. In 2000, TIM Brasil concluded a restructuring process in which an amount of R$204,781, related to the fiscal benefit of such goodwill, was pushed down to TND, which was recorded as deferred tax assets. The intangible assets related to customer list and concession have been amortized since 1998. Therefore, for US GAAP purposes and in connection with the merger, the remaining goodwill recorded by TIM Brasil related to TND was pushed down to the Company. As of December 31, 2004 and 2005, the effect of the push down was as follows:

	December 31, 2004	December 31, 2005
Total amount acquired in 1998	640,699	640,699
Fiscal benefit resulting from goodwill pushdown	(204,781)	(204,781)
Accumulated amortization of goodwill, amortized up to December 31, 2001	(185,006)	(185,006)
Accumulated amortization of customer list, fully amortized by December 31, 2002	(24,932)	(24,932)
Accumulated amortization of concession	(68,091)	(77,818)

	157,889	148,162
Deferred tax liability related to concession	(13,229)	(9,922)

Total effect of push down	144,660	138,240

The adjustments to reflect the additional amortization expense under US GAAP for the years ended December 31, 2003, 2004 and 2005 from the write-up to fair value for the acquisition of TND by TIM Brasil in 1998 were R$9,727, R$9,727 and R$9,727, respectively.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

•	Customer list of R$24,932 with annual amortization expense of R$4,986 was fully amortized by December 31, 2002.

•	Concession of R$107,000 with annual amortization expense of R$9,727 is being amortized over its useful life of 11 years.

•	Goodwill of R$508,767 was amortized up to December 31, 2001 and in accordance with SFAS 142, beginning in 2002 this goodwill was not subject to amortization.

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The balances of the fair value increments and the related deferred income taxes at December 31, 2004 and 2005 were:

	2005
	Property, plant and equipment	Concession	Customer list	Total
Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(12,951)	(35,947)	(52,227)	(101,125)

	45,313	85,372	104,458	235,143
Deferred income taxes	15,407	29,027	35,515	79,949

	2004
	Property, plant and equipment	Concession	Customer list	Total
Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(3,238)	(8,987)	(13,056)	(25,281)

	55,026	112,332	143,629	310,987
Deferred income taxes	18,709	38,193	48,834	105,736

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$101,125 (R$66,743, net of tax) in 2005 and R$25,281 (R$16,686, net of tax) in 2004.

•	Property, pland and equipment of R$58,264 with annual depreciation expense of R$9,713 is being amortized over its average useful life of 6 years.

•	Customer list of R$156,685 with annual amortization expense of R$39,171 is being amortized over its useful life of 4 years.

•	Concession of R$121,319 with annual amortization expense of R$26,960 is being amortized over its useful life of 4.5 years.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

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

(ii)	Acquisition of minority interests of TIM Sul and TIM Nordeste

As explained in Note 2-b, the shareholders of the Company approved the acquisition of the minority interests of TIM Sul and TIM Nordeste on May 30, 2005 (acquisition date), making the companies into wholly-owned subsidiaries of the Company. For Brazilian GAAP purposes the effects of the acquisition are reflected from April 1, 2005, in accordance with the Protocol and Justification of Merger agreement, and for US GAAP purposes from June 1, 2005.

The following is a summary of the Company shares issued to the minority interests of each of the subsidiaries:

	TIM Sul	TIM Nordeste	Total
Preferred Shares	63,464,535,075	68,122,264,040	131,586,799,115
Common Shares	18,991,743,314	9,732,506,361	28,724,249,675

	82,456,278,389	77,854,770,401	160,311,048,790

For US GAAP purposes, the value of the shares issued was determined based on the average market price of the Company’s shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (April 27, 2005). The purchase price for the acquisition of R$624,156 was calculated as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Fair market value of Company shares issued to minority shareholders (131,586,799,115 preferred shares x R$0.003858 per share, and 28,724,249,675 common shares x R$0.003788 per share)	616,389
Acquisition costs	7,767

Purchase price	624,156

The purchase price of the transaction was allocated as follows:

Fair value increments:
Property, plant and equipment	39,412
Concession	73,771
Customer list	135,823
Deferred tax liability	(84,662)

Adjustments to fair value	164,344
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	446,518
Goodwill	13,294

Purchase price	624,156

The balances of the fair value increments and the related deferred income taxes at December 31, 2005 were:

	Property, plant and equipment	Concession	Customer list	Total
Cost	39,412	73,771	135,823	249,006
Accumulated amortization	(3,832)	(12,761)	(19,808)	(36,401)

	35,580	61,010	116,015	212,605
Deferred income taxes	12,097	20,743	39,445	72,285

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$36,401 (R$24,025, net of tax) in 2005.

•	Property, pland and equipment of R$39,412 with annual depreciation expense of R$6,569 is being amortized over its average useful life of 6 years.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

•	Customer list of R$135,823 with annual amortization expense of R$33,956 is being amortized over its useful life of 4 years.

•	Concession of R$73,771 with annual amortization expense of R$21,876 is being amortized over its useful life of 3.4 years.

The Company incurred transaction costs of R$7,767 associated with the acquisition. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting in the acquisition cost.

The following table summarizes unaudited pro forma financial information for the current year and the prior year assuming the acquisition of the minority interests of TIM Sul and TIM Nordeste occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition occurred at the beginning of each year and it is not necessarily indicative of future results.

	2004	2005
Net revenue	2,513,087	2,895,048
Net income	258,233	361,495
Basic and diluted common EPS per thousand shares	0.315	0.412
Basic and diluted preferred EPS per thousand shares	0.315	0.412

b.	Inflation accounting for the years ended December 31, 1996 and 1997

Under Brazilian GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

c.	Capitalization of interest and the respective amortization

According to Brazilian GAAP applicable to the telecommunications sector through December 31, 1998, (i) the interest attributable to construction in progress was calculated at 12% per year on the balance of construction in progress (ii) the portion related to interest on third-party loans was credited to financial expenses on the basis of actual financial costs and (iii) the balance related to the Company’s own capital was credited to shareholders’ equity. Beginning in 1999, the Company and its subsidiaries started to capitalize interest on specific loans based on the respective interest rates, that are specifically related to the financing of specific construction in progress.

For US GAAP purposes, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2003	2004	2005
Capitalized interest difference
US GAAP capitalized interest:	6,367	7,862	6,761
Less Brazilian GAAP capitalized interest:	(5,128)	(6,476)	(1,352)

US GAAP difference	1,239	1,386	5,409

Amortization of capitalized interest difference
Brazilian amortization of capitalized interest:	18,201	13,440	13,472
Less US GAAP amortization of capitalized interest:	(21,041)	(17,565)	(17,674)

US GAAP difference	(2,840)	(4,125)	(4,202)

d.	Pre-operating expenses

Under Brazilian GAAP, pre-operating expenses incurred may be deferred until the commercial operations begin. Subsequently all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. The amounts are amortized over a period of five to ten years.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Under U.S. GAAP, the rules are generally more restrictive as to the costs that can be capitalized and the periods over which such costs are amortized and these expenses are normally charged to operations.

e.	Pensions and other post-retirement benefits

As discussed in Note 29, the Company and its subsidiaries sponsor pension plans and other post-retirement benefit plans. Through December 31, 1999 all plans were considered to be multi-employer defined benefits plans, in which the Company and its subsidiaries contribute towards the pension and other post-retirement benefits on the basis of a fixed percentage of salary, as annually recommended by independent actuaries. For the purposes of the financial statements under the accounting practices established by Brazilian GAAP and for US GAAP purposes, the companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

In December 1999, the Company announced its intention to withdraw from the plans sponsored by all the companies belonging to the Telebrás system covering active employees while remaining jointly and severally liable solely for the obligations under the pension and health care plans covering retirees and their dependants. In the consolidated financial statements under Brazilian GAAP this change had no accounting impact and the contributions to the plans sponsored exclusively by the Company are still recognized as expenses on the accrual basis.

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

f.	Financial instruments

Under Brazilian GAAP, the Company has been recording its hedging activities in the balance sheet as liability measured at the spot rates at period end plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

Under US GAAP, the Company recognizes its foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Swaps

At December 31, 2004 and 2005, the subsidiaries TIM Sul and TIM Nordeste had entered into swaps contracts to protect themselves against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar and against variation in the fair value of financing indexed to pre-fixed interest rates, with total updated amounts of R$56,328 and R$111,253, respectively, and due dates through 2013.

For Brazilian GAAP purposes at December 31, 2004 and 2005, the Company recorded payables related to these swap transactions of R$477 and R$4,812, respectively, which were recorded together with the loan balances. For US GAAP purposes, at December 31, 2004 and 2005, the Company recorded receivables/(payables) related to these swap transactions of R$338 and (R$4,207), respectively.

The fair value adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and generated a positive effect of R$17,115, a negative effect of R$3,499, and a negative effect of R$210 in 2003, 2004 and 2005, respectively.

g.	Incorporation of tax benefit of goodwill by subsidiaries

According to the Brazilian GAAP, companies may assign the tax benefit of the goodwill to their subsidiaries in order to receive the tax benefit generated by the amortization of such goodwill. The tax benefit is shown as deferred taxes with a contra account in a special reserve within shareholders’ equity. The deferred tax is amortized and recognized as an expense in the statement of income for the amount of the tax benefit. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generates a reduction of income tax and social contribution payable. Therefore, the amount recognized as an expense resulting from tax deductible amortization of goodwill is equal to the reduction in tax on taxable income. Such accounting generates a reduction in taxes payable, but has no effect on the determination of net income for the period.

Once the benefit is realized, shares will be issued to the controlling shareholder for the amount of the realized benefit; minority shareholders will be entitled to buy shares in proportion to their interests by paying them directly to the controlling shareholder.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian GAAP. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of net income for the period, similar to the accounting principles under the Brazilian GAAP. However, since the net balance of the goodwill and the related provision reversal should be considered as deferred tax asset for US GAAP purposes, the realization of these assets would cause a reclassification from “other operating expenses, net” (where the realization of both accounts are recorded under Brazilian GAAP) to “income and social contribution tax expense” amounting to R$50,467, R$50,450 and R$50,450 during the years ended December 31, 2003, 2004 and 2005, respectively. The additional capital paid is transferred to capital upon the issuance of the shares.

h.	Goodwill amortization

The Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on TIM Sul. For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization for the years ended December 31, 2003, 2004 and 2005 is R$1,581, R$1,581 and R$1,581, respectively.

For US GAAP purposes, as required by SFAS 142, the Company makes annual assessments of all goodwill amounts recorded, including the amount discussed above. Based on management’s assessment of the fair value of the Company’s recorded goodwill amounts, there was no impairment recorded for US GAAP purposes as of December 31, 2003, 2004 and 2005.

i.	Corporate reorganization – acquisition of minority interest

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

j.	Reversal of gain on sale of Blah!

In December 2003, the Company sold its interest in Blah! S.A. (formerly Timnet.com S.A.), to a related party under common control, TIM International N.V. The sale resulted in a gain of R$25,142 which was recorded in the income statement for Brazilian GAAP purposes. For US GAAP purposes, the gains resulting from these types of transactions between companies under common control should be recorded through shareholders’ equity. Therefore the gain of R$25,142, less tax of R$8,548 recorded in the Brazilian GAAP income statement was reversed for US GAAP purposes.

k.	Asset Retirement Obligations

The Company is contractually obligated to dismantle its cellular towers from the various sites it leases. For Brazilian GAAP purposes, the Company does not record a liability related to these obligations. For U.S. GAAP purposes, the Company adopted SFAS 143, “Accounting for Asset Retirement Obligations,” in 2003 which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company determined an average price for dismantling such towers. The calculation was performed based on the number of sites and considered (i) for GSM sites, a double period for the concessions (15 + 15 years) from the date of the Company’s acquisition and (ii) for TDMA sites, a period through 2008. Since the Company has the expectation to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. On January 1, 2003, the cumulative effect of the adoption of SFAS 143 was not significant. As of December 31, 2004 and 2005, the updated liability for asset retirement obligations recorded under US GAAP is R$98,879 and R$115,211, respectively.

The accretion of the liability for asset retirement obligations and the depreciation of the related assets resulted in additional expenses of R$18,561, R$14,009 and R$14,584 in 2003, 2004 and 2005, respectively.

l.	Handset Discounts

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

m.	ADENE tax benefit

Under Brazilian GAAP tax incentives, such as the ADENE incentive explained in note 4-h, are recorded directly in shareholders’ equity. Under US GAAP, such incentives are recorded through earnings as a reduction of the income tax expense.

n.	Minority shareholders’ share

In 2003, 2004 and the period from January 1, 2005 through May 30, 2005, not all subsidiaries consolidated were wholly owned by the Company and therefore the other consolidated US GAAP adjustments identified for each of such subsidiaries were allocated to their respective minority shareholders based on their participation. In addition, for US GAAP purposes, on May 30, 2005, the subsidiaries were converted into wholly-owned subsidiaries of the Company. For Brazilian GAAP purposes, this conversion occurred on March 31, 2005. Therefore, the 2005 minority shareholders’ share for US GAAP purposes includes R$10,595 related to the allocation of net income to the minority interest for the months of April and May 2005.

o.	Incentives to customers

The Company grant incentives to certain customers that are classified as financial expenses for Brazilian GAAP purposes. For US GAAP purposes, such incentives of R$14,861 and R$30,154 in 2004 and 2005, respectively, are classified as reductions in revenue.

II	Changes in shareholders’ equity under US GAAP

Balance on December 31, 2003	1,964,605

Net income for the year	233,341
Dividends and interest on shareholders’ equity	(74,932)
Capital increase from TND options exercised	4,539
Effect of allocation of fair value adjustments on merger with TND	221,937

Balance on December 31, 2004	2,349,490

Net income for the year	347,395
Dividends and interest on shareholders’ equity	(132,529)
Capital increase from the acquisition of minority interests of TIM Sul and TIM Nordeste	616,389
Capital increase from stock options exercised	2,006

Balance on December 31, 2005	3,182,751

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

34.	Additional disclosures required by US GAAP

a. Condensed Consolidated Balance Sheets and Statements of Income – US GAAP

The following are the condensed consolidated balance sheets of the Company under US GAAP at December 31, 2004 and 2005:

	2004	2005
ASSETS
Current assets
Cash and cash equivalents	89,873	30,124
Short-term investments	766,459	1,251,644
Accounts receivable, net	561,686	683,900
Recoverable and deferred taxes	209,611	227,121
Other assets	52,371	91,153

Total current assets	1,680,000	2,283,942

Noncurrent assets
Recoverable taxes	46,750	69,947
Deferred taxes	175,771	133,141
Other noncurrent assets	32,193	49,602
Property, plant and equipment, net	1,738,441	1,971,819
Intangibles, net	325,580	417,708
Goodwill	148,310	161,605

Total assets	4,147,045	5,087,764

	2004	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	868,896	1,239,018
Loans and financing	61,729	23,340
Dividends and interest on shareholders’ equity payable	114,678	141,606
Other current liabilities	24,184	66,950

Total current liabilities	1,069,487	1,470,914

Noncurrent liabilities
Loans and financing	41,220	105,076
Provision for contingencies	32,602	42,787
Deferred taxes	116,809	159,844
Other noncurrent liabilities	128,580	126,392

Minority interests	408,857	—

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Shareholders’ equity	2,349,490	3,182,751

Total liabilities and shareholders’ equity	4,147,045	5,087,764

The following are the condensed consolidated statements of income of the Company under US GAAP for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
Net revenues	2,110,263	2,513,087	2,895,248

Costs of goods sold and services rendered	(1,082,060)	(1,328,156)	(1,403,228)

Gross profit	1,028,203	1,184,931	1,492,020

Operating income (expenses):
Selling, general and administrative	(655,364)	(821,161)	(976,285)
Other operating income (expenses)	47,143	(27,747)	(134,415)

	(608,221)	(848,908)	(1,110,700)

Operating income	419,982	336,023	381,320

Financial income, net	86,098	71,934	98,199
Non-operating income (loss)	841	(5,052)	—

Income before taxes and minority interest	506,921	402,905	479,519

Income tax expense	(109,039)	(103,486)	(100,864)
Minority interest	(79,251)	(66,078)	(31,260)

Net income	318,631	233,341	347,395

b.	Pension and other post-retirement benefits

As discussed in Note 29, the Company, and practically all other companies belonging to the Telebrás System, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by Sistel.

In December 1999, the Company and the other companies participating in the plans identified in these consolidated financial statements as PBS-A-Sistel and PAMA-Sistel reached an agreement to remove the active employees from the pension plan and create a new plan for each one of the new holding companies, including the Company (plans as identified in Note 29). The parties agreed to allocate the plan assets based on the reserves under the Brazilian GAAP. The allocation of the initial transition liabilities and non-amortized gains and losses was based on the projected benefit liability (PBO) of each individual employer divided by the total Sistel PBO in December 31, 1999, under SFAS 87. Retirees of the new holding companies participating in the Sistel-defined pension plan would remain as part of the Sistel multi-employer defined plan. The post-retirement health benefit plans would also remain as multi-employer defined plans; Sistel, however, no longer subsidizes life insurance premiums for retirees.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The change in benefit obligation and plan assets, as well as the funding status on December 31, 2004 and 2005 for the pension plans for the active employees of TIM Sul S.A. and TIM Nordeste Telecomunicacoes S.A. and the annual pension cost of the active employees Company’s sponsored defined benefit plan pension in accordance with US GAAP, are summarized below:

	TIM Sul		TIM Nordeste
	2004	2005	2004	2005
Projected benefit obligation at beginning of year	11,151	11,655	8,365	9,107
Service cost	112	96	131	111
Interest cost	1,223	1,273	914	991
Actuarial (gain) loss	(192)	336	354	801
Benefits paid	(639)	(736)	(657)	(754)

Projected benefit obligation at end of year	11,655	12,624	9,107	10,256

Change in plan assets
Fair value of plan assets at beginning of year	14,834	17,010	11,650	13,153
Actual return on plan assets	2,722	3,882	2,098	2,817
Contributions	93	82	62	55
Benefits paid	(639)	(736)	(657)	(754)

Fair value of plan assets at end of year	17,010	20,238	13,153	15,271

Funded status	5,355	7,614	4,046	5,015
Unrecognized net actuarial gains	(5,171)	(5,236)	(3,399)	(2,844)
Unrecognized net transition obligation, net	206	165	295	235

Net amount recognized	390	2,543	942	2,406

Amounts recognized in the statement of financial position consist of:

	TIM Sul		TIM Nordeste
	2004	2005	2004	2005
Prepaid benefit cost	390	2,543	942	2,406
Accrued benefit cost	—	—	—	—
Intangible assets	—	—	—	—

Net amount recognized	390	2,543	942	2,406

The accumulated benefit obligation for all defined benefit pension plans was R$20,384 and R$22,681 at December 31, 2004 and 2005, respectively.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The components of net periodic benefit cost for the TIM Sul plan for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Years ended December 31,
	2003	2004	2005
Service cost	230	112	96
Interest cost	1,225	1,223	1,273
Expected return on plan assets	(2,107)	(1,723)	(3,035)
Amortization of unrecognized gains	(381)	(376)	(435)
Amortization of transitional obligation	42	42	42
Expected participants’ contributions	(47)	(63)	(49)

Net periodic benefit cost	(1,038)	(785)	(2,108)

The components of net periodic benefit cost for the TIM Nordeste plan for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Years ended December 31,
	2003	2004	2005
Service cost	507	131	112
Interest cost	1,229	914	991
Expected return on plan assets	(1,818)	(1,352)	(2,343)
Amortization of unrecognized gains	(399)	(212)	(217)
Amortization of transitional obligation	60	60	60
Expected participants’ contributions	(41)	(45)	(34)

Net periodic benefit cost	(462)	(504)	(1,431)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The actuarial assumptions for 2004 and 2005 used in the computation of the funding status of the BS-A-Sistel, PBS-TIM Sul and the PBS-TIM Nordeste were the following:

	2004	2005
Discount rates to determine the projected benefit liabilities	11.30%	11.30%
Rate of growth in compensation levels	7.10%	7.10%
Expected long-term rate of return for the plan assets	18.20%	13.75%
Annual Inflation	5.00%	5.00%

The expected long-term rate of return for the plan assets was set up based on the pension portfolio’s past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of 15% to equities and 85% fixed income securities.

Plan Assets

TIM Sul and TIM Nordeste pension plans weighted-average asset allocations at December 31, 2004 and 2005, by asset category were as follows:

	TIM Sul		TIM Nordeste
	2004	2005	2004	2005
Equity securities	19%	22%	18%	21%
Debt securities	81%	78%	81%	78%
Others	—	—	1%	1%

Total	100%	100%	100%	100%

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

December 31, 2003, 2004 and 2005

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

Cash Flows

The Company expects to contribute R$92 to its pension plans in 2006.

A summary of the funding status of the Sistel (PBS-A- Sistel) pension plans on December 31, 2004 and 2005 for the multi-employer plan is presented below:

	TIM Sul		TIM Nordeste
	2004	2005	2004	2005
Projected benefit obligation (PBO)	(3,590,683)	(3,876,556)	(3,590,683)	(3,876,556)
Fair value of the plan assets	4,669,444	5,021,828	4,669,444	5,021,828

Excess of assets over projected liabilities	1,078,761	1,145,272	1,078,761	1,145,272

c.	Statements of cash flows

Accounting principles under the Brazilian GAAP require presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows was prepared based on SFAS 95 – Statements of Cash Flows, to complement the information disclosed under Brazilian GAAP. The statements of cash flows for 2003 reflect the combined cash flows of Tele Celular Sul Participacoes S.A. and Tele Nordeste Participacoes S.A., for comparability with the consolidated 2004 and 2005 cash flows for TIM Participacoes S.A.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2004	2005
Operating activities
Net income for the year	277,827	265,935	399,200
Adjustments to reconcile net income to cash:
Depreciation and amortization	446,611	497,911	532,357
Equity losses of affiliate	7,557	—	—
Gain on sale of Blah!	(25,142)	—	—
ADENE tax incentive	50,520	20,937	35,289
Loss on disposal of property, plant and equipment	4,180	1,643	5,723
Minority interests	75,392	70,113	21,464
Loss on investment	—	5,950	—
Foreign exchange variation of loans	(39,026)	(167)	6,244
Changes in operating assets and liabilities:
Trade accounts receivables	(105,143)	(169,320)	(115,213)
Inventories	(4,274)	(18,579)	(34,680)
Recoverable taxes	(73,844)	20,635	(61,108)
Deferred taxes	13,835	15,109	775
Other current and noncurrent assets	(3,537)	(8,159)	(21,849)
Salaries and social charges	(1,970)	(2,668)	1,843
Accounts payable	(56,457)	(28,277)	17,339
Taxes payable	21,421	(11,958)	(12,768)
Accrued interest	7,605	(1,206)	1,096
Concessions payable	—	(27,447)	342
Provision for contingencies	(3,531)	11,124	10,185
Pension plan liabilities	900	(36)	(113)
Other current and noncurrent liabilities	(2,193)	(3,078)	40,551

Net cash provided by operating activities	590,731	638,462	826,677

Investing activities
Short-term investments	111,204	(47,299)	(485,185)
Proceeds from sale of Blah!	39,000	—	—
Property, plant and equipment and usage license acquisitions	(205,304)	(365,602)	(336,114)

Net cash used in investing activities	(55,100)	(412,901)	(821,299)

Financing activities
New loans	—	20,000	85,319
Loan and financing payments	(461,570)	(77,417)	(65,968)
Withdrawal rights paid	—	(31,483)	—
Capital reserve increase	—	—	6,401
Options exercised	86	4,539	2,006
Dividends and interest on shareholders’ equity paid	(61,332)	(89,000)	(92,885)

Net cash used in financing activities	(522,816)	(173,361)	(65,127)

Increase (decrease) in cash and cash equivalents	12,815	52,200	(59,749)
Cash and cash equivalents at beginning of the year	24,858	37,673	89,873

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Cash and cash equivalents at end of the year	37,673	89,873	30,124

Supplementary disclosure of cash flow information:
Interest paid	109,660	9,636	10,067
Income and social contribution taxes paid	80,395	28,807	71,743
Accounts payable related to capital expenditures	303,752	308,891	348,360
Shares issued to minority shareholders of TIM Nordeste and TIM Sul	—	—	415,069

d.	New accounting standards

In December 2004 the FASB issued revised SFAS No. 123(R), “Share-Based Payment”, (“SFAS No. 123(R)”). SFAS No. 123(R) sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123(R) is effective in interim or annual periods beginning after June 15, 2005. The Company will adopt the provisions of SFAS No. 123R effective January 1, 2006. As the Company does not currently have any “share based” compensation available to employees, the adoption of SFAS No. 123(R) is not expected to have an impact on the Company’s consolidated results of operations or financial position.

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

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or (“SFAS No. 154”). SFAS No. 154 changes the accounting for and reporting of a change in accounting principle. The provisions of SFAS No. 154 require, unless impracticable, retrospective application to prior periods’ financial statements of (I) all voluntary changes in accounting principles and (II) changes required by a new accounting pronouncement, if a specific transition is not provided. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

method. SFAS No. 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated results of operations or financial position.

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

In March 2006 the FASB issued Statement No. 156 that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

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

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company.

g.	Comprehensive income

Comprehensive income is not different from net income under US GAAP for 2003, 2004 and 2005.

h.	Earnings per share

Under Brazilian GAAP, earnings per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

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

Undistributed net income is computed by deducting preferred dividends and common dividends from net income. Undistributed net income is shared equally on a per share basis by the preferred and common shareholders. Options issued under the Company’s stock options plan were antidilutive for 2003 and 2004. For 2005, 595 thousand stock options were dilutive, and the remaining were antidilutive. However, including these dilutive options in the calculation would not change earnings per share presented for 2005. Therefore, diluted earnings per share equals basic earnings per share for all years presented. The options excluded from the calculation of earnings per share in 2003, 2004 and 2005 were 4,073 thousand, 3,820 thousand and 3,225 thousand, respectively.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

The following table sets forth the computation of basic and diluted earnings per thousand of common and preferred shares:

	Years ended December 31,
	2003	2004	2005
Numerator:
Net income for the year under US GAAP	318,631	233,341	347,395
Net income available to preferred shareholders – numerator for basic and diluted earnings per thousand share	(193,799)	(143,306)	(224,554)

Net income available to common shareholders – numerator for basic and diluted earnings per thousand shares	124,832	90,035	122,841

Denominator:
Weighted-average outstanding shares (in millions)
Common	243,280	254,628	286,766
Preferred	377,689	405,284	524,213

Earnings per 1,000 shares (basic and diluted)
Common shares	0.513	0.354	0.428
Preferred shares	0.513	0.354	0.428

i.	Stock options

As mentioned in the footnote 19-e, 595 thousand options were exercised in 2005 and all remaining outstanding unexercised stock options expired on April 25, 2005. Additionally, the stock option plan was also terminated on that date and the Company did not adopt a new plan.

For US GAAP purposes the Company applied APB Opinion No. 25 in accounting for its stock option plan. No compensation cost was recognized for its stock options in the financial statements in 2003, 2004 and 2005. In 2003 and 2004, the year end market price was below the exercise price. During the period from January 1, 2005 through April 25, 2005, the market price was below the

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

exercise price for all of the options, except for the 595 thousand options that were exercised on April 25, 2005. The resulting compensation expense related to these 595 thousand options was not significant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2004 and 2005: expected total dividends for all stock options of R$76,399 in 2005; expected volatility of 63%; risk-free interest rate of 19% and expected lives of 4 years.

For purposes of pro forma disclosures under SFAS 123 and SFAS 148, the estimated compensation expense related to option grants to employees that would have been recognized in fiscal 2003, 2004 and 2005 is deducted from net income. The Company’s pro forma information related to option grants to employees as calculated in accordance with SFAS 123 and SFAS 148 is as follows:

	Years ended December 31,
	2003	2004	2005
Net income as reported	318,631	233,341	347,395
Deduct: Total stock-based employee compensation expense determined under fair value net of related tax effects	(3,248)	(2,173)	(3,610)

Pro forma net income	315,383	231,168	343,785

Earnings per share:
Basic and diluted earnings per thousand shares, as reported
Common	0.513	0.354	0.428
Preferred	0.513	0.354	0.428
Proforma basic and diluted earnings per thousand shares
Common	0.508	0.350	0.424
Preferred	0.508	0.350	0.424

As a result of the merger mentioned in 2-a, each outstanding option to acquire shares of TND preferred stock held by TND employees immediately prior to the merger were adjusted so that the employees held the option to purchase the Company’s preferred stock. The number of shares of the Company’s preferred stock that were subject to converted options was determined by multiplying

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

the number of shares of TND preferred stock subject to options, by the merger exchange ratio of 0.9261, rounded, if necessary, to the nearest whole share of the Company’s preferred stock.

TND had 595 thousand options outstanding to purchase shares of preferred stock immediately before the merger. The fair value of these options of R$1,780 was determined using the Black-Scholes option-pricing model upon completion of the merger and was included in the total purchase price of R$960,092.

Stock option activity and related information during the periods indicated was as follows:

	Number of Options (in thousands)	Weighted- average exercise price
Balance at December 31, 2000	—	—
Granted	4,073	4.27
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2001	4,073	4.27
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2002	4,073	4.27
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2003	4,073	4.27
Exercised	—	—
Merger*	595	3.37
Forfeited	(848)	4.27
Expired	—	—

Balance at December 31, 2004	3,820	4.13
Exercised	(595)	3.37
Forfeited	—	—
Expired	(3,225)	4.27

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Balance at December 31, 2005	—

*	Represents the options of pre-merger TND employees.

j.	Related party transactions

At December 31, 2003, 2004 and 2005, the consolidated balances of related party transactions are as follows:

	Assets	Liabilities	Revenues	Cost/Expenses
Total 2005	18,618	45,042	118,240	5,016

Total 2004	397	2,944	—	23,126

Related party transactions of TND:
Telecom Italia Mobile s.P.a. (1)	—	—	—	7,524
Total related party transactions of TCS (Note 9)	355	6,767	12,955	4,559

Total 2003	355	6,767	12,955	12,083

(1)	controlling shareholder of TIM Brasil

k.	Concentration of risks

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

All employees are represented by state labor unions associated with the Federação Nacional do Trabalhadores em Telecomunicações (“Fenattel”) and the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”) or the Sindicato dos Engenheiros do Estado do Parana e Nordeste. The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 2006.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

l.	Income and social contribution taxes

The ADENE tax incentive related to 2002 of R$20,456 was recorded in 2003, the period in which the tax incentive was granted. Income and social contribution tax expenses under US GAAP are as follows:

	2003	2004	2005
Income and social contribution taxes expense (Note 8)	(111,813)	(108,037)	(130,338)
Income tax reduction – ADENE:
Related to 2002	20,456	—	—
Related to 2003	30,064	—	—
Related to 2004	—	20,937	—
Related to 2005	—	—	35,289
Tax benefit of goodwill by subsidiaries (Note 33.I.g)	(50,467)	(50,450)	(50,450)
Deferred tax on the US GAAP adjustments (Note 33)	2,721	34,064	44,635

Total income tax and social contribution tax expense	(109,039)	(103,486)	(100,864)

The effect of the income tax reduction resulting from the ADENE tax incentive, per 1,000 shares, was as follows:

	2004	2005
Common shares	0.032	0.044
Preferred shares	0.032	0.044

The effective tax rate for the Company under US GAAP was 21.51%, 25.68% and 21.03% for 2003, 2004 and 2005, respectively.

35.	Subsequent events (Unaudited)

On January 31, 2006, the Company’s Board of Directors approved the proposal for the issuance of the Company’s shares in exchange for the shares of TIM Celular S.A., an affiliated company under common control. The exchange of shares aims to increase the liquidity of the publicly traded stock of the companies involved. The proposal was approved by the shareholders on March 16, 2006.

As a result of this transaction, the capital stock of the Company will be increased by R$5,983,784, represented by up to 1,443,012,977,093 shares of which 491,506,603,551 are common shares and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

951,506,373,542 are preferred shares. There was no exercise of withdrawal rights by the common shareholders of the Company.

The following table summarizes unaudited pro forma financial information in accordance with Brazilian GAAP for the current year and the prior year assuming the acquisition of TIM Celular S.A. occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition of TIM Celular S.A. occurred at the beginning of each year and it is not necessarily indicative of future results.

	2004	2005
Net revenue	6,253,837	8,411,053
Net loss	(1,179,939)	(946,436)

Basic and diluted common EPS per thousand shares	(0.550)	(0.407)
Basic and diluted preferred EPS per thousand shares	(0.550)	(0.407)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

By:	/s/ Mario Cesar Pereira de Araujo
Name:	Mario Cesar Pereira de Araujo
Title:	Chief Executive Officer

By:	/s/ Stefano De Angelis
Name:	Stefano De Angelis
Title:	Chief Financial Officer

Dated: May 16, 2006

S-1

EXHIBIT INDEX

1.1*	By-laws of TIM Participações S.A., as amended (English and Portuguese).

2.1	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

2.2*	Foreign Onlending Agreement, dated February 24, 2006, between Banco ABN AMRO Real S.A., as lender, and TIM Celular, as borrower.

2.3*	Credit Facility Agreement, dated February 16, 2006, between Santander Brasil S.A., as lender, and TIM Celular, as borrower.

4.1	Agreement of merger of the shares of TIM Celular S.A. to the assets of TIM Participações S.A., which is incorporated by reference to our report filed on Form 6-K with the Securities and Exchange Commission on February 9, 2006.

4.2	Credit Agreement dated as of September 22, 2000, between TIM Nordeste (then Telpe Celular S.A.), as borrower, and the European Investment Bank, as lender, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.3	Guarantee and Indemnity Agreement dated as of September 22, 2000, between European Investment Bank and Tele Nordeste Celular Participações S.A., which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.4	Indemnification Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and Tele Nordeste Celular Participações S.A., as Indemnifier, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.5	Counter Indemnity Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and TIM Nordeste (then Telpe Celular S.A.), as Borrower, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.6	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (Portuguese Version), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.7	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (English Translation), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.8	Credit Agreement dated as of June 28, 2004, by and between Banco do Nordeste do Brasil S.A., as lender, and TIM Nordeste, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.9	Guarantee Agreement dated as of June 24, 2004 among Banco Bradesco S.A., TIM Nordeste and Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.10	Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participacoes S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.11	Standard Concession Agreement for Mobile Cellular Service (Portuguese Version), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.12	Standard Concession Agreement for Mobile Cellular Service (English Translation), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.13	Authorization Agreement for Mobile Cellular Service for Telepar Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.14	Authorization Agreement for Mobile Cellular Service for CTMR Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.15	Authorization Agreement for Mobile Cellular Service for Telesc Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.16	Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.17	Authorization Agreement for Mobile Cellular Service for Teleceara Celular (English Translation), which is incorporated by reference from the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on form 20-F with the Securities and Exchange Commission.

4.18	Authorization Agreement for Mobile Cellular Service for Telasa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.19	Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.20	Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.21	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.22	Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.23	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of November 2, 2002, by and among Siemens Ltda. Engenharia e Service Ltda., TIM Sul S.A. and TIM Celular S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.24	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, among Ericsson Telecommunicações S.A., Ericsson Servicos de Telecommunicações Ltda., Maxitel S.A., TIM Celular S.A., TIM Sul S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.25	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, by and among Nokia do Brasil Ltda., TIM Celular S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to the 2003 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.26*	Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender.

4.27*	Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender.

4.28*	Credit Agreement, dated as of November 28, 2000, among BNDES, a syndicate of banks, Maxitel, as borrower, and TIM Brasil Participações, as guarantor.

4.29*	Credit Agreement, dated as of June 28, 2004, among Maxitel, as borrower, and Banco do Nordeste do Brasil S.A., as lender.

4.30*	Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor.

4.31*	Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, and TIM Celular, as borrower.

4.32*	Credit Agreement, dated as of August 26, 2005, among a syndicate of banks, TIM Celular, as borrower, and TIM Brasil, as guarantor.

4.33*	Credit Agreement, dated as of January 7, 2002, among Banco BBA Creditanstalt S.A., as lender, and TIM Rio Norte S.A., as borrower.

4.34*	On Lending of Funds from BNDES Credit Agreement, dated as of November 22, 2000, between BNDES, as lender, and Maxitel, as borrower.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 34.h to our consolidated financial statements included in this annual report.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English and Portuguese), which is incorporated by reference to Exhibit 11.1 of our 2004 annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

12.1*	Section 906 Certification of the Chief Executive Officer.

12.2*	Section 906 Certification of the Chief Financial Officer.

13*	Section 302 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Filed herewith.