Form 20-F
period 2006-12-31
TIM PARTICIPACOES SA
filed 2007-06-22
CIK 1066116

As filed with the Securities and Exchange Commission on June 22, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

Common Shares, without par value	793,544,276,988
Preferred Shares, without par value	1,536,170,582,578

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934    ☒  Yes    ☐   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer   ☒    Accelerated filer  ☐    Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    ☐  Yes    ☒   No

i

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM”, “TIM Participações” or the “Holding Company”. References to “we”, “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”), TIM Celular S.A. (“TIM Celular”) and Maxitel S.A. (“TIM Maxitel”) each a directly or indirectly wholly-owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

The Holding Company is the result of the merger of Tele Nordeste Celular Participações S.A. (“TND”), then the controlling shareholder of TIM Nordeste Telecomunicações, with and into Tele Celular Sul Participações S.A. (“TSU”), then the controlling shareholder of TIM Sul, on August 30, 2004 (the “TND/TSU Merger”).

On March 16, 2006, we acquired all of the share capital of TIM Celular, a wholly-owned subsidiary of our controlling shareholder, TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), in order to integrate the two companies’ operations, seeking to optimize the group’s financial structure and management, creating one of the largest Brazilian wireless companies in terms of market capitalization presenting an attractive investment for shareholders. As a result, TIM Celular and its operating subsidiary TIM Maxitel became our subsidiaries. On March 16, 2006, the acquisition (“TIM Celular Acquisition”) was approved by Extraordinary Shareholders’ Meetings of our shareholders and the shareholders of TIM Celular and became effective on such date. For accounting purposes, the acquisition was treated as if it had occurred on January 1, 2006. Except where specifically noted, information in this annual report does not account for the effects of such acquisition.

On June 30, 2006, at their Extraordinary Shareholders’ Meetings, TIM Celular, TIM Maxitel, TIM Nordeste Telecomunicações and TIM Sul approved the merger of TIM Nordeste Telecomunicações into TIM Maxitel and of TIM Sul into TIM Celular. On the same date, Maxitel S.A.’s name changed to TIM Nordeste S.A. (“TIM Nordeste”).

References in this annual report to the “preferred shares” and the “common shares” are to the preferred shares, which have no voting rights, other than in the limited circumstances described in “Item 10B. Additional Information—Memorandum and Articles of Association—Rights Relating to our Shares—Voting Rights”, and common shares, respectively, of TIM. References to the “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing 10,000 preferred shares. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU”. The common shares and preferred shares are listed on the São Paulo Stock Exchange under the symbols “TCSL3” and “TCSL4”, respectively.

On May 30, 2007, through an Extraordinary Shareholders Meeting, a reverse stock split of the totality of shares issued by us was approved. Therefore, the shares shall be amalgamated at the ratio of one thousand (1,000) existent shares per one (1) share of the respective type. The reverse split approved will not result in modification in the amount of the capital stock and the amalgamated shares shall grant to their holders the same rights currently established in our bylaws for the respective type of share. On May 30, 2007, we have published a notice to the shareholders establishing a term of thirty (30) days, counted as of the respective publication, for the shareholders to, at their own and exclusive discretion, adjust their equity position, by type, into blocks that are multiple of one thousand (1,000) shares, in such a way that the shares owned by them do not become fractions of shares after the process. Once the term established for the adjustment has expired, potential fractions of shares still remaining shall be separated, amalgamated into whole numbers and sold in auction to be held at São Paulo Stock Exchange-Bovespa, with the respective values being credited to the owners of the fractions of shares. On July 3, 2007, the holders of American Depositary Receipt – ADR shall have their receipts represented by ten (10) preferred shares each.

Market Share Data

Market share information is calculated by the Company based on information provided by the Agência Nacional de Telecomunicações, or Anatel. Penetration data is calculated by the Company based on information provided by the Instituto Brasileiro de Geografia e Estatística, or IBGE.

Presentation of Financial Information

Our consolidated financial statements were prepared in accordance with practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles derived from Brazilian corporate law and accounting standards and supplementary procedures established by the CVM and the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil, or IBRACON), and related rules applicable to telecommunications service operators.

See note 37 to the consolidated financial statements for a summary of the differences between Brazilian GAAP and generally accepted accounting principles in the United States, or US. GAAP, as well as a reconciliation to US. GAAP of our shareholders’ equity as of December 31, 2006 and 2005 and net income for the years ended December 31, 2006, 2005 and 2004 as described below.

We account for the TIM Celular Acquisition under Brazilian GAAP as a purchase at book value, generating no goodwill, pursuant to which TIM Participações consolidates the results of TIM Celular with effect from January 1, 2006. For informational purposes we present pro forma financial information reflecting the acquisition of TIM Celular by TIM Participações as if the acquisition had occurred on January 1, 2004 for Statement of Operations information, and on December 31, 2004 for balance sheet information. All intercompany balances and transactions have been eliminated. note 37 also includes (i) an explanation of how the amounts were calculated, including what adjustments were made; and (ii) a reconciliation of the amounts to US. GAAP. In addition, for comparison purposes we have included under the heading “Selected Consolidated Financial Data” selected pro forma financial information as if the TIM Celular Acquisition had occurred on or prior to January 1, 2004. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the TIM Celular Acquisition occurred on the-assumed dates.

Therefore, the consolidated financial statements included in this annual report reflect the merger as follows:

•	the assets and liabilities of TIM Celular were recorded at their net book value as of December 31, 2005;

•	the 2005 and 2004 consolidated Statement of Operations reflects the combined results of operations of TIM Celular with effect from January 1, 2004;

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank of Brazil (the “Central Bank”) at December 29, 2006 of R$2.1380 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3A. Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

The “Technical Glossary” at the end of this annual report provides definitions of certain technical terms used in this annual report and in the documents incorporated in this annual report by reference.

FORWARD-LOOKING INFORMATION

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

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	general economic and business conditions, including the price we are able to charge for our services and prevailing foreign exchange rates;

•	competition, including expected characteristics of competing networks, products and services and from increasing consolidation and services bundling in our industry;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

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

Selected Financial Data

The following table represents a summary of our selected financial data for the five years ended December 31, 2006. The data are derived from our consolidated financial statements, audited by Ernst & Young Auditores Independentes S.S, and should be read in conjunction with our consolidated financial statements, related notes, and other financial information included herein. For a discussion of the 2005 pro forma and 2004 data included herein, see the section captioned “Presentation of Information—Presentation of Financial Information.”

	Year Ended December 31,
	2006 U.S.$	2006 (3) R$	2005 (2) as adjusted R$	2005 (1) pro forma as adjusted R$	2004 (2) as adjusted R$	2004 (1) pro forma as adjusted R$	2003 R$	2002 R$
	(millions of reais or U.S. dollars, unless otherwise indicated)
Statement of Operations Data:
Brazilian GAAP
Net operating revenue	4,731.6	10,116.1	2,918.2	8,368.1	2,564.6	6,253.8	1,088.3	896.8
Cost of goods and services	(2,574.5)	(5,504.2)	(1,382.6)	(4,628.3)	(1,302.5)	(3,971.9)	(578.0)	(486.4)

Gross profit	2,157.1	4,611.9	1,535.6	3,739.8	1,262.1	2,281.9	510.3	410.4

Operating expenses:
Selling expenses	(1,520.5)	(3,250.9)	(798.1)	(3,067.7)	(647.3)	(2,191.5)	(230.5)	(185.4)
General and administrative expenses	(446.6)	(954.9)	(185.9)	(795.2)	(182.4)	(613.8)	(94.9)	(83.3)
Other net operating expense	(92.8)	(198.5)	(75.8)	(305.9)	(48.9)	(373.3)	(27.3)	(20.5)
Equity investment	—	—	—	—	—	—	(3.3)	(4.3)

Operating income (loss) before financial income (expenses)	97.2	207.6	475.8	(429.0)	383.5	(896.7)	154.3	116.9
Net financial income (expense)	(160.4)	(343.0)	62.8	(372.6)	51.1	(201.5)	25.8	(19.0)

Operating income (loss)	(63.2)	(135.4)	538.6	(801.6)	434.6	(1,098.2)	180.1	97.9
Net non-operating income (expense)	1.2	2.5	(2.2)	(5.5)	(4.6)	(12.1)	12.9	(0.1)

Income (loss) before taxes and minority interests	(62.0)	(132.9)	536.4	(807.1)	430.0	(1,110.3)	193.0	97.8
Income and social contribution taxes	(79.0)	(168.8)	(125.4)	(160.9)	(103.3)	(106.6)	(42.4)	(19.5)
Minority interests	—	—	(21.4)	(21.5)	(70.1)	(70.1)	(29.8)	(12.5)

Net income (loss)	(141.0)	(301.7)	389.6	(989.5)	256.6	(1,287.0)	120.8	65.8

Net income (loss) per 1,000 shares outstanding (reais)	(0.06)	(0.13)	0.45	n/a	0.38	n/a	0.34	0.10

Number of shares outstanding:
Common shares (in millions)	n/a	793,544	299,611	n/a	264,793	n/a	134,453	129,358
Preferred shares (in millions)	n/a	1,536,171	579,965	n/a	437,712	n/a	222,025	213,612
Dividends per 1,000 shares – reais (4)	n/a	0.19	0.14	n/a	0.10	n/a	0.10	0.08
Dividends per 1,000 shares – in U.S. dollars (5)	n/a	0.09	0.06	n/a	0.04	n/a	0.03	0.02

U.S. GAAP(6)
Net operating revenues	4,754.7	10,165.4	8,329.9	—	6,114.8	—	2,110.3	1,818.3
Operating income (expense)	71.7	153.3	(487.9)	—	(983.0)	—	420.0	364.1
Net income (loss)	(101.9)	(217.9)	(950.7)	—	(1,303.1)	—	318.6	180.7

Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	3,361.0	7,185.9	1,872.7	7,815.9	1,663.5	6,807.4	696.0	708.8
Total assets	6,641.8	14,200.1	4,457.4	15,233.9	3,665.5	13,083.3	1,636.7	1,647.9
Loans, financing and debentures	1,016.7	2,173.7	129.0	1,819.6	104.1	593.5	82.2	321.1
Shareholders’ equity	3,688.7	7,886.4	2,714.8	8,622.7	1,999.0	7,575.8	927.0	845.3
Capital stock	3,513.9	7,512.7	1,472.1	7,455.9	884.5	6,503.7	369.2	324.7

U.S. GAAP(6)
Property, plant and equipment, net	3,440.7	7,356.1	8,008.8	—	6,956.9	—	1,456.4	1,336.3
Total assets	6,675.4	14,271.9	15,417.2	—	13,060.7	—	3,436.9	3,302.4
Loans and financing	1,001.4	2,140.9	1,808.8	—	592.0	—	178.6	706.1
Shareholders’ equity	3,814.3	8,154.9	8,665.5	—	7,420.1	—	1,964.6	1,725.8

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004 for Statement of Operations information, and on December 31, 2004 for balance sheet information. For an explanation on how pro forma amounts were calculated, including the adjustments made, see “—Presentation of Information—Presentation of Financial Information.”
(2)	The 2005 and 2004 as adjusted recorded asset retirement obligations under Brazilian GAAP, beginning from January 1, 2003 and discounts given on handsets that were recorded as financial expenses in 2005 were reclassified to net revenues, see note 3b and d to our consolidated financial statements.
(3)	The 2006 results included change in accounting principle refers to subsidies offered on the sale of handsets to postpaid subscribers, see note 3.b to our consolidated financial statements.
(4)	Dividends per share have been computed as the sum of dividends and interest on shareholders’ equity (“juros sobre capital próprio,” according to Brazilian law), an alternative under Brazilian corporate law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders’ equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual general meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders’ equity, divided by the total number of common shares and preferred shares outstanding as of the common shareholders’ meeting date. See “Item 10E. Additional Information—Taxation—Brazilian Tax Considerations—Distribution of Interest on Capital.”
(5)	Amounts expressed in U.S. dollars, according to the exchange rate applicable at the date of the relevant shareholders’ general meeting that approved the distribution of dividends and interest on shareholders’ equity.
(6)	The US GAAP amounts of TIM Participações S.A. reflect the TIM Celular Acquisition considered a business combination under common control similar to a pooling-of-interest. Accordingly, such exchange of shares was accounted for at historical carrying values.

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

	Year ended December 31,
	2006	2005	2004	2003	2002
Inflation (IGP-M)	3.8%	1.2%	12.4%	8.7%	25.3%
(Devaluation)/appreciation (1)	8.7%	11.5%	8.1%	19.2%	(52.3)%

	First quarter of 2007
	Jan	Feb	Mar
Inflation (IGP-M)	0.50%	0.27%	0.34%
(Devaluation)/appreciation (1)	(0.62)%	(0.31)%	(3.20)%

(1)	Source: Central Bank and Fundação Getúlio Vargas.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “D. Risk Factors—Risks Relating to Brazil.”

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the annual average of the exchange rates during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Year End
2002	3.9552	2.2709	2.9203	3.5333
2003	3.5637	2.8219	3.0711	2.8892
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380

	Reais per U.S. Dollar
Month	High	Low
November 2006	2.1870	2.1353
December 2006	2.1693	2.1380
January 2007	2.1556	2.1247
February 2007	2.1182	2.0766
March 2007	2.1388	2.0504
April 2007	2.0478	2.0231
May 2007	2.0309	1.9289
June 2007 (through June 21, 2007)	1.9638	1.9047

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

The opening of the Brazilian market to competition for telecommunications services has adversely affected the industry historical margins. Due to additional Personal Communication Services (“PCS”) providers that have commenced operations in recent years, we are facing increased competition throughout Brazil. We compete not only with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and internet access services, because of the trend toward the convergence and substitution of mobile services for these and other services and a trend of bundling PCS services with internet and other services. As a result, the cost of maintaining our market share has increased and in the future, we may incur higher advertising and other costs as we attempt to maintain or expand our presence in the market.

We also expect to face increased competition from other wireless telecommunications services, such as digital trunking, because these services are generally less expensive than cellular telecommunications services. In addition, technological changes in the telecommunications field, such as the development of 3G and VOIP, are expected to introduce additional sources of competition.

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

Anatel is expected to auction bandwidths in the 3.5 and 10.5 GHZ spectrum to provide broadband wireless and fixed telephony services. The auction scheduled to take place in 2006 was suspended by TCU (“Tribunal de Contas da União”). New bidding terms have not yet been made public and there is uncertainty as to when a new auction will take place. Purchasers of these bandwidths may offer services that could compete with our services. TIM intends to bid for this band.

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

Beginning in July 2004, interconnection charges became freely negotiated by cellular telecommunications service providers in Brazil, pursuant to rules issued by Anatel. Subsequently, the interconnection fees we are able to charge has decreased, in terms of monetary adjustment. The prices we are able to charge for interconnection fees may continue to decrease and as a result, we may receive less interconnection revenue than we presently do, which may have an adverse effect on our business, financial condition and results of operations.

Pursuant to a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, our interconnection fee paid by other operators when their users access our network to communicate with our users is adjusted by 4.5%, in the case of calls completed by a number registered within that customer’s home registration area (VC-1 calls). Another temporary settlement agreement was entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers relating to the interconnection fees paid by the fixed telephony incumbents to the mobile service operators in the case of long distance calls, that is VC-2 and VC-3 calls. On March 27, 2006, Anatel issued a decision approving the preliminary settlement for the adjustment of VC-2 and VC-3 calls at a rate of 7.99% (and of 4.5% for the interconnection fee due to mobile operators). Both preliminary settlement agreements had brought the VU-M value to February 2005 establish that the result of the arbitration procedure will not affect the fees received while the preliminary settlement agreement was in place. We cannot predict the date on which a final determination will be available nor the effect such determination may have on our business, financial condition and results of operations.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by, among other factors:

•	the changing regulatory environment, such as the introduction of numbering portability;

•	shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements;

•	ongoing improvements in the capacity and quality of digital technology available in Brazil;

•	the possibility of introduction of Third Generation (“3G”) mobile telephony services through the offer of additional radiofrequency or new licenses or a combination of both by Anatel; and

•	the anticipated auction of licenses for the operation of 3.5 GHz and 10.5 GHz with limited mobility.

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

Churn reflects the number of customers who have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. Our high churn rates are primarily a result of our competitors’ aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil and our strict policy of terminating customers who do not continue to use our services or do not pay their bills. As indicated by our past rates of customer churn, we may experience a high rate of customer turnover which could increase our cost of operations and reduce our revenue.

Our controlling shareholder may exercise its control in a manner that differs from the interests of other shareholders.

Telecom Italia, through its indirect full ownership of TIM Brasil, our controlling shareholder, and TIM Brasil, each have the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia or TIM Brasil may exercise this control in a manner that differs from the best interests of other shareholders.

Certain debt agreements of our subsidiaries contain financial covenants, and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure you that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2006, our subsidiaries, had approximately R$2.2 billion in consolidated outstanding indebtedness. If we are unable to meet these debt service obligations, or comply with the debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

In addition, because of our net debt position in 2006, R$929.5 million, (change from 2005 proforma to 2006 in loans plus accrued interests less cash and cash equivalents and short term investments) we may need additional funding to meet our obligations and to conduct our activities and in the event public or private financial is unavailable, our financial condition and results and, consequently, the market price for our shares may be adversely affected.

The shareholding structure of our parent company, Telecom Italia S.p.A, is presently undergoing major changes.

In April 2007, a group of Italian investors made up of Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Sintonia S.A., together with Telefónica S.A., the Spain-based international telecoms operator, entered into an agreement aimed at the acquisition of the entire share capital of Olimpia S.p.A. (which holds approximately 18% of Telecom Italia S.p.A.’s voting capital) through a company vehicle named Telco S.p.A.. This acquisition, as a result of which Telco S.p.A will own approximately 23.6% of Telecom Italia S.p.A.’s voting capital, is subject to approval by the competent authorities and expected to be completed by October 2007. Presently, Telefónica S.A. and Telecom Italia S.p.A. through subsidiaries are competitors in certain areas outside of their respective domestic markets, such as Brazil. The agreement among the aforementioned parties provides, however, that the Telecom Italia and Telefónica groups will be managed autonomously and independently. Furthermore, the agreement also provides that Telefónica will not attend or vote at shareholders’ meetings of Telco, and the directors to be designated by Telefónica S.A. in Telco, Olimpia and Telecom Italia S.p.A. shall be directed by Telefónica S.A. to neither participate in nor vote at the board of directors meetings, at which resolutions are discussed and proposed relating to the policies, management and operations of companies directly or indirectly controlled by Telecom Italia S.p.A. providing services in countries where regulatory and legal restrictions or limitations for the exercise of such voting rights by Telefónica S.A. are in force.

We face risks associated with litigation.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In 2005, Anatel issued specific regulations regarding telecommunications service providers with significant market power. Anatel has indicated that it will establish more stringent regulation for economic groups with significant market power in order to ensure competition. We cannot give assurance that we will not be deemed to have significant market power, and thus be subject to increased regulatory requirements.

In July 2006, Anatel issued regulation regarding the remuneration of mobile operators network and brought to the mobile industry the concept of significant market power. Under such regulation, the VU-M value is freely negotiated between operators, but in case of no no successfull negotiation from a future date to be established by Anatel, as an arbitration procedure, the Agency will determine, based on a fully allocated cost model, a reference value for a network usage fee (VU-M) of companies that are deemed to hold significant market power. Such value will be reassessed every 3 years. In order to determine the companies that have a significant market power in the mobile interconnection market, Anatel will consider: market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, dominance of infrastructure that is not economically viable to duplicate, existence of negotiation power to acquire equipments and services, existence of vertical integration, existence of barriers to entry, access to financing sources. For purposes of the mobile network remuneration rules until Anatel defines which groups have significant market power, all groups that include a SMP provider will be considered as having a significant market power in the offer of mobile interconnection in their respective services areas.

We are subject to various obligations in the performance of our activities with which we may be unable to comply.

In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

•	the rules set forth by Anatel, the primary telecommunications industry regulator in Brazil;

•	the PCS authorizations under which we operate our cellular telecommunications business;

•	the Consumer Defense Code; and

•	the General Telecommunications Law (Lei No. 9,472/97, as amended).

We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought since December 2004 by Anatel against TIM Sul, TIM Nordeste Telecomunicações, TIM Celular and TIM Maxitel, we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations. In fact, there are some administrative proceedings regarding non compliance with quality goals and regulatory obligations that resulted in fees applied by Anatel. In addition, we cannot assure that we will be able to full compliance with each of the above referenced laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

In August 2006, a new resolution was issued by Anatel demanding that we provide the Agency with information regarding our services to allow Anatel to verify the level of satisfaction of the users with their mobile services providers.

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

Our radio frequency authorizations for the 800 MHz, 900 MHz and 1800 MHZ bands, that we use to provide PCS services, start to expire beginning in September 2007 (first authorization of Paraná State) and can only be renewed once for a 15 year period. We have applied for the renewal of such authorizations from Anatel. Anatel may refuse to renew part of the spectrum authorizations, if it believes that we are not using our allocated spectrum in a rational and proper manner or if it deems it necessary to reapportion the spectrum allocation, and may refuse to renew the service authorizations, if it believes that we have repeatedly violated applicable regulations. We believe that Anatel will likely renew our radio frequency authorizations.

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

In addition, federal and state tax authorities in Brazil have brought actions challenging the tax treatment of certain components of the service revenues earned by mobile telecommunications providers, such as the application of ICMS to activation fees and monthly subscription charges. As of December 2006, we are subject to approximately 193 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$750 million. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

Anatel issued new regulations on interconnection rules, some of which could have an adverse effect on our results. The rules that may adversely affect our results are (1) Anatel had defined clearly that same SMP provider with different authorization areas receive only one instead of two interconnection charges (VU-M) for calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for VU-M does not reach success, Anatel can, as from a date still to be set by the Agency, apply the Full Allocated Cost model. These regulations can have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for economic groups without significant market power.

Anatel´s new regulation on number portability could have an adverse effect on our results.

Anatel issued in March 2007 regulation regarding the implementation of number portability in Brazil for fixed telephony and mobile services providers (SMP). Portability is limited to migration between providers of the same telecommunications services. For SMP providers, portability can take place when customer changes services provider within the same Registration Area as well as when customer changes the service plan of the same service provider. We expect number portability to increase competition between services providers and we are confident that due to our quality levels the implementation of such regulation will help us increase our customer base. If we are unable to maintain our quality levels, number portability could have an adverse effect on our client´s base and our results. As new entrants in the local fixed telephony market, number portability will likely help our market entry and formation of a good customer base. The expectative implementation will be developed from September, 2008 to March, 2009.

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

Uncertainty over whether the Brazilian government may implement changes in policies or regulations affecting any of the above factors or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The Brazilian economy grew 3.7% in 2006, 2.3% in 2005, 4.9% in 2004 and 0.5% in 2003. Due to the limited economic growth in recent years, it is not certain whether the current economic policy will prevail. Developments relating to the above factors and other future developments in the Brazilian economy and governmental policies may adversely affect the Brazilian economic environment, our business or financial performance and the market price of our shares or ADSs.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getúlio Vargas, a private Brazilian foundation, the inflation rates in Brazil were 25.3% in 2002, 8.7% in 2003, 12.4% in 2004, 1.2% in 2005 and 3.8% in 2006. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian price inflation rates were 7.7% in 2001, 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005 and 3.1% in 2006. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Notwithstanding the fact that the real has appreciated 8.8%, 17.3% and 8.7%, in 2004, 2005 and 2006, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

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

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in December 2006, the basic interest rate was 13.25%.

At December 31, 2006, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES, or BNDES), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. At December 31, 2006, R$2,220.4 million of our total consolidated indebtedness was subject to floating interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

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

Allegations of unethical or illegal conduct have been leveled at certain figures in the Brazilian government, legislators and party officials. The allegations, which are currently under investigation by the Brazilian Congress, relate to allegations of influencing officials, other allegedly corrupt behavior, among others. If the allegations or investigations lead to a materially adverse perception of Brazil among investors, the trading value of our preferred shares and ADSs may decline and our ability to access international markets would suffer. In addition, any political instability resulting from the allegations or investigations could cause us to re-evaluate our strategies if the Brazilian economy suffers as a result.

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

According to Brazilian corporate law and our bylaws, we must generally pay dividends to all shareholders of at least 25% of our annual net income, as determined and adjusted under the Brazilian corporate law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. However, we are not required and may be unable to pay minimum dividends if we have losses.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The São Paulo Stock Exchange had a total market capitalization of U.S.$ 591.7 billion (or R$1,285.3 billion) at December 31, 2006 and an average daily trading volume of U.S.$666.6 million for 2005. By contrast, the New York Stock Exchange had a market capitalization of U.S.$22.9 trillion at December 31, 2006 and an average daily trading volume of U.S.$56.1 billion for 2005. The Brazilian securities markets are also characterized by considerable share concentration. The ten largest companies in terms of market capitalization represented approximately 51.3% of the aggregate market capitalization of the São Paulo Stock Exchange at December 31, 2006. In addition, the ten most widely traded stocks in terms of trading volume accounted for approximately 50.3% of all shares traded on the São Paulo Stock Exchange in 2005. These market characteristics may substantially limit the ability of holders of the ADSs to sell shares underlying ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market prices of our securities.

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

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 15% or taxed at a rate of 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000 (“Resolution CMN 2,689”) of the National Monetary Council, or Conselho Monetário Nacional (“CMN”), as described below in “Item 10E. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

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

Our headquarters are located at Avenida das Américas, 3434-7th floor, 22640-102 Rio de Janeiro, Brazil and our telephone number is +55 (21) 4009-3742 and our fax number is +55 (21) 4009-3314.

Our agent for service of process in the United States is CT Corporation located at 111 Eighth Avenue, New York, NY 10011.

Historical Background

Our controlling shareholder, TIM Brasil, is a wholly-owned Brazilian subsidiary of TIM International N.V., which in turn is a wholly-owned Netherlands subsidiary of Telecom Italia. Telecom Italia operates in the Europe, South American and the Mediterranean. In particular, at December 31, 2006, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 23.7 million fixed network connections in Italy. In addition, the Telecom Italia Group was the leading mobile operator in Italy, with 32.4 million domestic mobile telephone lines at December 31, 2006; and as of the same date Telecom Italia Group had 25.4 million mobile telephone lines in Brazil. We have significantly expanded into broadband in recent years and, at December 31, 2006, we had 8.7 million broadband accesses, 6.8 million in Italy and 1.9 million elsewhere in Europe (France, Germany and The Netherlands).

Telecom Italia began operating in Brazil in 1998 and is today one of the leading wireless operators in the country. Telecom Italia considers its operations in Brazil extremely important. In the 2001 auctions held by Anatel for Bands D and E, Telecom Italia was the only company to be awarded licenses covering the entirety of the Brazilian territory, becoming as a result the sole operator to offer services on a nationwide level under the same brand. In 2002, Telecom Italia (then Telecom Italia Mobile) formed TIM Brasil, the holding company of Telecom Italia’s operating companies in Brazil.

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

As a result, some companies controlled by Telecom Italia waived their rights to provide PCS services in certain areas. Specifically, in 2001, TIM Brasil’s subsidiaries Portale Rio Norte and TIM Centro Sul waived their rights to operate under PCS authorizations in areas currently served by TIM Maxitel, TIM Sul and TIM Nordeste Telecomunicações, because of geographical overlaps in the PCS authorizations awarded to Portale Rio Norte and TIM Centro Sul and the concessions held at that time by Maxitel and us.

On December 31, 2002, TIM Celular Centro Sul and Portale Rio Norte merged into Portale São Paulo S.A. On January 22, 2003, Portale São Paulo S.A. changed its name to TIM Celular S.A.

TSU and TND, the two companies that merged to form TIM in 2004, were each one of the New Holding Companies. In the Breakup of Telebrás, TSU and TND were each allocated all of the share capital held by Telebrás in the operating subsidiaries of the Telebrás System that provided cellular telecommunications services in their respective regions. The New Holding Company providing fixed-line telecommunications service in the Southern Region, in which TIM Sul operates, is Brasil Telecom, S/A (“Brasil Telecom”) and the New Holding Company providing fixed-line telecommunications service in the Northeastern Region, in which TIM Nordeste Telecomunicações operates, is Tele Norte Leste Participações S.A. (together with its subsidiaries, “Telemar”).

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

In December 2002, TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under PCS regulations. Each of SMC and PCS are subject to specific regulations that differ from each other. As part of this conversion process, in July 2003, TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel also received from Anatel a national long distance and an international authorization, which were returned to Anatel in January 2005.

In July 2003, TSU subsidiaries Telesc Celular and CTMR Celular merged into Telepar Celular, which had its name changed to TIM Sul S.A. (“TIM Sul”). In January 2004, TND’s subsidiaries Telpa Celular , Telern Celular, Teleceará Telular, Telepisa Celular and Telasa Celular merged into Telpe Celular, which had its name changed to TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”).

In August 2004, TND merged with and into TSU and the latter was renamed TIM Participações S.A. (“TIM”), in order to integrate the two companies’ operations, reduce administrative costs, improve access to capital and achieve greater market liquidity. TIM Nordeste Telecomunicações, formerly an operating subsidiary of TND, became an operating subsidiary of TIM, along with TIM Sul. For accounting purposes, the merger was treated as if it had occurred on January 1, 2004.

On May 30, 2005, we acquired all outstanding minority interests in our subsidiaries TIM Sul and TIM Nordeste Telecomunicações.

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

On June 30, 2006, TIM Celular S.A., Maxitel S.A., TIM Nordeste Telecomunicações S.A. and TIM Sul S.A approved the merger of TIM Nordeste Telecomunicações S.A. into Maxitel S.A. and of TIM Sul S.A. into TIM Celular S.A. On the same date, Maxitel S.A.’s name changed to TIM Nordeste S.A.

Recent Developments

Overlaps of licenses between the Brasil Telecom Group and TIM Group in Brazil

On April 28, 2005, Telecom Italia’s subsidiary, TIM Brasil, and Brasil Telecom SA, a fixed-line incumbent and owner of a mobile operator in the South and Center-west of Brazil, had reached agreement on a series of transactions including: (i) the merger into TIM Brasil of Brasil Telecom Celular (BRTC), the PCS operator owned by Brasil Telecom; (ii) the development of commercial and marketing activities, combining the two groups’ technological know-how, services and distribution networks; and (iii) the elimination of existing regulatory overlapping licenses to meet the requirements of the Brazilian Telecommunications Authority (Anatel). At the beginning of May 2005, several lawsuits had been brought and preliminary injunctions obtained in the courts of Rio de Janeiro by certain pension-fund indirect shareholders in Solpart Particpações SA (“Solpart”), the indirect controller of Brasil Telecom, in order to challenge the implementation of the merger between TIM Brasil and BRTC. In light of the pending litigation questioning the parties’ obligations under the agreement and preventing the implementation of the merger of BRTC with TIM Brasil, the agreement was terminated by TIM Brasil on April 29, 2006, as per the terms provided in such agreement.

On October 27, 2006, Telecom Italia International transferred its stake in the share capital of Solpart Participações S.A. (the controlling holding company of Brasil Telecom S.A.) to Brasilco S.r.l., an Italian company held by a trust set-up under British law, with Credit Suisse Securities (Europe) Limited acting as independent trustee. Telecom Italia International is the sole beneficiary of such trust.

As a result of such transfer, Brasil Telecom and TIM Brasil are no longer deemed as ‘affiliates’ for Brazilian regulatory purposes, and the overlaps of PCS and long-distance fixed telephony licenses between the Brasil Telecom Group and TIM Group in Brazil have been resolved within the deadline established by Anatel and for the benefit of all parties involved. The aforesaid overlap solution has been formally acknowledged and approved by Anatel through a decision of October 18, 2006. The operation was also notified to the local antitrust authority (CADE).

TIM Brasil continues to provide nationwide PCS and long-distance fixed-telephony services in Brazil, and in May 2007 was licensed by Anatel to provide local fixed-telephony services on a nationwide basis as well.

New Fixed Telephony License

Taking into account that TIM Brasil is no longer considered by Anatel an affiliated company of Brasil Telecom, we were allowed to request authorization to enter into a new telecommunications services market of local fixed telephony services. In May 2007 we obtained a national authorization to provide local fixed telephony services in Brazil. We believe that this new license will allow us to increase our products portfolio and offer a more complete set of services to our customers in Brazil.

In order to be able to compete with integrated telecommunication service providers (fixed and mobile) and introduce further business development opportunities, in coherence with our strategy we were awarded with national fixed licence. This licence allows us to offer the whole hope of fixed TLC services to business and consumer customers in Brasil.

Capital Expenditures

Our capital expenditure priorities in 2006 related primarily to the expansion of the capacity and quality of our GSM network, as well as the development of information technology systems. Capital expenditures, including accounts payable, during 2004 pro forma, 2005 pro forma and 2006 were R$2,979.9 million, R$2,555.5 million and R$1,587.8 million, respectively.

The following table sets forth our capital expenditures in each individual category for each of the three years ended December 31, 2006, 2005 and 2005 pro forma and 2004 and 2004 pro forma.

	Year ended December 31,
Capital expenditures	2006		2005		2005 (1) pro forma		2004		2004 (1) pro forma
Network	R$	819.0	R$	452.9	R$	1,579.7	R$	550.2	R$	2,273.2
Information technology		412.2		148.0		526.4		52.2		440.7
Handsets provided to corporate customers comodato		314.2		67.1		309.3		59.1		195.5
Others		42.4		16.5		140.1		13.4		70.5

Total capital expenditures	R$	1,587.8	R$	684.5	R$	2,555.5	R$	674.9	R$	2,979.9

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004.

Our board of directors has approved our planned capital expenditures from 2007 to 2009 in the total amount of R$5.7 billion for expenditures relating to our subsidiaries TIM Celular and TIM Nordeste. Most of the planned capital expenditures from 2007 to 2009 relate to the expansion of the capacity and quality of our GSM network and development of technology infrastructure.

Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in the period from 2007 to 2009.

B. Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. As of December 31, 2006, there were approximately 100 million mobile lines, representing 53% of the population. Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, its focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers. According to Anatel, at the end of both 2005 and 2006, in Brazil approximately 80% of mobile lines were prepaid and 20% were postpaid, notwithstanding a 14 million increase in the number of subscribers during 2006. The average monthly revenue per mobile customer in Brazil for 2006 was approximately R$27.

Our Business

We primarily use the global system for mobile communications technology, or GSM, to provide mobile telecommunications services throughout Brazil. In four of our areas we still offer time-division multiple access technology, or TDMA, in addition to GSM. Since the introduction of GSM technology in the fourth quarter of 2002, the percentage of our customers using GSM technology has rapidly increased, reaching approximately 90.8% as of December 31, 2006. In those areas where we still offer TDMA technology, we will continue to try to migrate our remaining TDMA customers to GSM. We offer value-added services, including short message services or text messaging, multimedia messaging services, push-mail, Blackberry service (the first provider in Brazil to do so), video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voice mail, conference calling, chats and other content and services. We provide interconnection services to fixed line and mobile service providers as well.

Regional Overview

We cover an area containing over 160 million of Brazil’s 188 million inhabitants. Our mobile operating subsidiaries have approximately 25.4 million customers located in each of the Brazilian states and in the Federal District. On December 31, 2006, our combined penetration reached approximately 53% and our combined market share totaled approximately 25.4%. The map below shows an overview of the Brazilian mobile telecommunications market based on the wireless areas established by Anatel.

Through our subsidiaries, we provide mobile telecommunications services using digital technologies to the ten wireless areas of Brazil shown in the above map, as set forth below.

Operating Subsidiary	Customers (As of December 31, 2006) (in thousands)	Areas Covered	Technology
TIM Nordeste	9,017.2	Areas 4, 9 and 10 shown above. Includes the states of Alagoas, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Piauí, Bahia, Minas Gerais and Sergipe.	GSM and TDMA

TIM Celular	16,393.2

Areas 1, 2, 3, 5, 6, 7 and 8 shown above.

Includes the states of Acre, Amapá, Amazonas, Espirito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Rio de Janeiro, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

			GSM and TDMA

The following table sets forth combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated. Except as otherwise indicated, the amounts presented in the following table are our estimates.

	On December 31,
	2006		2005 (1) pro forma		2004 (1) pro forma
	(in millions, except percentages)
Brazilian population (2)		188		185		180
Total penetration(3)(4)		53%		47%		36%
Brazilian subscribers		99.9		86.2		65.6
National percentage subscriber growth		15.9%		31.4%		41.5%
Population we cover(2)		141		135		131
Percentage of urban population we cover(5)		92%		91%		89%
Total number of our subscribers		25.4		20.2		13.6
Our percentage growth in subscribers		26.0%		48.5%		63.9%
Our percentage of postpaid customers		21.3%		20.1%		21.1%
Our ARPU(6)	R$	33.1	R$	34.16	R$	38.92

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred in 2004.
(2)	Information from IBGE, based upon Censo Demográfico 2000. The large increase as of December 31, 2006 represents an adjustment made by IBGE.
(3)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.
(4)	Based on information published by Anatel and IBGE.
(5)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.
(6)	Average monthly revenue earned per TIM subscriber.

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

We also offer several prepaid plans, none of which include monthly charges. Prepaid customers can purchase a prepaid calling card that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification. During 2006, the Company carried out promotions focused on services, offering reward plans based on usage and SIM card offer. In 2006 we expanded our prepaid recharge stations by 130%. There are already over 255,000 recharges stations nationwide, offering two recharge options: physical (cards) and electronic (online and PIN System). We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge. Customers with debit cards that use Banco 24Horas (ATMs), as well as customers using Visa, MasterCard or Diners credit cards are already able to recharge their prepaid phones straight from their mobile handsets.

In 2006 we launched the service TIM Casa, based on the “home zone” concept. While some features of this new services are still pending regulatory approval, the service initially valid for calls made from the Registration Area, willenable customers to register one area as their “home” and make local calls to any fixedline number for a monthly fee that is lower than the subscription of a fixed-line telephone. As a result, customers can always use a single number – their mobile number for example – paying a lower rate. TIM Casa is an important state of the art convergent product launched by us and we expect it to give us an important competitive advantage in the market, once fully approved by the regulator and implemented. Another example of an exclusive plan offered by us is TIM Família, launched in the last quarter of the year of 2006. It is the only service that is free of charge (“Tarifa Zero”) for calls between people who always need to be in touch, either they are prepaid or postpaid customers. In addition, it represents an evolution of TIM Brasil’s plans, which are available across the entire country and are the first ones to include value-added services (VAS).

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years are set forth below.

	Year ended December 31,
Category of Activity	2006 R$	2005 as adjusted R$	2005 (1) pro forma as adjusted R$	2004 as adjusted R$	2004 (1) pro forma as adjusted R$
	(in million of reais)
Gross mobile telephone services	11,820.3	3,169.8	8,962.6	2,782.4	6,357.6
Gross sales of handsets and accessories	2,057.3	733.5	2,270.1	646.8	1,817.5

Total	13,877.6	3,903.3	11,232.7	3,429.2	8,175.1

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004.

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

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

As determined by Anatel, our usage rate categories for local mobile services on a prepaid or postpaid basis are as follows:

•	VC1. The VC1 rate is our base rate per minute and applies to calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.

•	AD. AD is a per-call surcharge applicable to all outgoing calls or incoming calls made or received by a customer while outside such customer’s home registration area.

•	VUM-M. VU-M is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. (See “—Interconnection Charges.”).

As described above under “—Mobile Service Rates and Plans”, we are allowed to set the rates we charge within these rate categories. Usage charges are for minutes in excess of those included as part of the monthly subscription charge under the relevant postpaid plan.

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

We have entered into interconnection agreements with all the telecommunications service providers operating in Brazil, which include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. In the absence of a specific agreement, the interconnection rates that we charge and pay are those approved by Anatel, which currently range from R$0.38968 to R$0.42850. As noted above, a number of our interconnection agreements currently are being reviewed by Anatel and are still pending approval. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” The interconnection fees we were permitted to charge other mobile telecommunications providers, and which other mobile telecommunications providers charge us, has in the past frequently been adjusted by Anatel, increasing incrementally from R$0.2552 per minute, net of taxes, on October 19, 2000, up to R$0.42850 per minute, net of taxes, as of May 1, 2006.

In July 2006, Anatel issued new regulation regarding mobile interconnection charges. Under such new regulation, the interconnection fee (VU-M) remains being freely negotiated but in a future date to be set by Anatel would be heavier regulated in the case of operators with significant market power. See “Item 3D. Key Information—Risk Factors—Risks relating to the Brazilian Telecomunications Industries”.

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

Value-Added Services

We offer, directly or through agreements entered into with third parties, value-added services, including short message services or text messaging, multimedia messaging services, push-mail, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content to our postpaid and prepaid customers. It’s important to mention that we were the first mobile service provider in Brazil to offer subscriptions for BlackBerry service. In 2006, we segmented our value added users by profile, which enabled us to be more accurate when developing and offering products and services. In addition, we also launched our new WAP portal, increasing even more the contents providers. Under various postpaid mobile plans some value-added services are included in the monthly subscription charge at a specified level of usage.

GSM, the technology used by a substantial majority of our customers, is recognized as a superior platform for these services compared to other existing mobile technology, which we believe positions us well to benefit from the increased popularity of these services in Brazil. Value-added services represented 7.5% of our service revenues in 2006, and for 2005 pro forma represented 6.5% of our service revenues. However, we experienced a significant growth in usage of these services in 2006, as illustrated by revenue growth from value-added services of 51.7% compared to 2005 pro forma. We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

Short Message Services (SMS) or Text Messaging. Since December 2001, through agreements with other providers, we have offered two-way short (or text) message services, allowing our subscribers to send and receive short messages to and from users of networks of other carriers. In 2006, SMS represented approximately 67.9% of the revenue we derived from value-added services. Notwithstanding the expectation that other value-added services will begin to generate more revenue, we expect the proportionate contribution of SMS to remain at similar levels, since we believe SMS usage can continue to increase based on the lower usage rates in Brazil compared to Europe and the United States.

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

Sales and Marketing

We commenced marketing our mobile telecommunications services under the brand “TIM” in March 1999. We divide our market into three main categories: large business customers (businesses with four or more mobile lines), medium business customers (businesses with fewer than four mobile lines), and individual customers. These categories are divided further according to level of usage, distinguishing, for example, high-volume users from other categories of usage. We take these categories into account when developing service plans, sales strategies, customer service strategies and new products, as well as for billing and collection purposes. We also use market research reports and focus group studies to analyze our customer base. We refer to this analytical approach to our customer base as “customer segmentation.” Our strategy has been focused on the acquisition and retention of highly valued clients in all segments and on the pursuit of operating efficiency in supporting the expansion of or client base. We currently intend to reduce our level of promotions and subsidies for handsets and certain prepaid services, and to focus our sales and marketing efforts on postpaid customers, high quality prepaid customers and service plans. In addition, although there can be no assurance, if we can achieve and maintain a clear lead in customer satisfaction we believe we will be well placed to benefit if number portability is introduced in Brazil as expected within the next few years.

As of December 31, 2006, our services were marketed through the largest distribution network in Brazil with over 8,000 points of sale, of which approximately 108 were our own stores. In addition, we had over 255,000 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. We, however, intend to focus on sales through our exclusive stores and franchises as opposed to general retail stores where subsidies often generate losses. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered. Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 92% of the urban Brazilian population based to Anatel’s coverage criteria. In four areas, in addition to GSM we offer TDMA, a technology that divides radio spectrum into assigned time slots to transmit signals. As of December 31, 2006, approximately 90.8% of our subscribers used GSM technology and we expect our remaining TDMA customers to migrate to GSM within the next few years. Because GSM is widely used in Europe and North America, it provides faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, we believe GSM is a better gateway to third generation, or more advanced, wireless technologies and a better platform for value-added services.

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

Our wireless network principally includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches and 8,903 radio base stations in our GSM network and 2,362 radio base stations in our TDMA network as of December 31, 2006. The network is connected primarily by a fiber-optic transmission system leased mainly from Telemar, Embratel, Brasil Telecom and Telefônica. Nokia, Ericsson and Siemens are our main suppliers of GSM network equipment.

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

Customer Service

The Company believes that its success basically depends on the importance it gives to its customers. The quest for satisfaction permeates the entire organization and is an integral part of the performance evaluation of its employees. To achieve this goal, the Company uses a Customer Relationship Management (CRM) system as its main tool. TIM’s customers can contact the Company through several channels. The most important ones are the Customer Relationship Center (CRC) and the Ombudsman. More than relationship centers, these areas are sources of inspiration for defining priorities in the Company: it is through them that operators receive the feedback necessary to address possible strategic issues or expand services that are well-evaluated. The Company owns four call centers based in São Paulo, Curitiba, Recife and Rio de Janeiro and 4 outsourced call centers, which are responsible for the customer assistance in case of the increase on the volume of incoming calls.

Moreover, the Company has implanted the Test Plant, for testing network innovations in order to minimize impacts during services rended to customers, and the Pre-Routing, a system that integrates and optimizes all Call Centers – CRC. We believe that achieving and maintaining a clear lead in customer satisfaction is important to maintain our high quality customer base and our position in the Brazilian mobile telecommunication industry and to position us to benefit whenever number portability is introduced in Brazil.

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

TIM is the brand name under which we market our mobile telecommunications services. We offer GSM, including EDGE, and TDMA technology. Currently, our subsidiaries, hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us the only mobile operator in Brazil offering nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. Our network covers approximately 91% of the country’s population based on Anatel’s coverage criteria.

We have two major competitors in Brazil:

•

Vivo, which is jointly controlled by Portugal Telecom and Spain’s Telefónica Móviles, operates in eight wireless areas of Brazil recognized by Anatel, using TDMA and CDMA, but not GSM technology (Vivo does not operate in areas 4 and 10); and

•	Claro, which is controlled by America Móvil, operates in nine wireless areas of Brazil recognized by Anatel, using GSM and TDMA technology (Claro does not operate in area 8).

In addition, we also compete with Telemar, operating under the “Oi” brand, in areas 3 ,4, 8, 9 and 10; the Telemig Group in areas 4 and 8 and Brasil Telecom Celular in areas 5, 6 and 7.

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

Other Competition

We also compete with fixed line telephone service providers. The fixed line incumbent providers in Brazil, Telemar, Brasil Telecom and Telefonica, are offering packages of services including voice (both fixed line and mobile), broadband and other services, an approach called “bundling”. Fixed line providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers.

On April 27, 2000, Anatel issued Resolution No. 221/00, regulating Specialized Mobile Service, or trunking, which is based on push-to-talk technology, with rules similar to the ones applicable to the mobile telecommunications services. Trunking service providers are not permitted to offer their services to individuals, and, therefore, will be competing with us exclusively in the corporate segment of our market. Nextel has provided trunking services in Brazil since 2001.

Seasonality

We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters. A number of factors contribute to this trend, including the increased use of retail distribution in which sales volume increases significantly during the year-end holiday shopping season, the timing of new product and service announcements and introductions, aggressive marketing and promotions in the fourth quarter of each year.

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10C. Additional Information — Material Contracts”.

Interconnection Agreements

We have entered into interconnection agreements with most telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Due to our migration to GSM service, we have adapted our interconnection to conform to the new PCS rules and submitted these revised contracts to Anatel. A number of our interconnection agreements currently are being reviewed by Anatel in light of our migration to PCS and are still pending approval. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. In the absence of a specific agreement, the interconnection rates that we charge are those established by Anatel regulations. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

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

•

ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian States levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets averages 17% throughout the Regions, to the exception of certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as much as 7%. In 2005, certain of the states in Brazil started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer that manufactures the goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain. In May 2005, the States decided, with the exception of the state of Alagoas and the Federal District, that from January 2006, the sellers should issue invoices of communications services (Model 22) corresponding to the value of tax due on the sale of calling cards to dealers or final customers. The amount of ICMS tax due in such transactions is passed on to the dealers or final consumers.

•

ISS. The Imposto Sobre Serviços, or ISS, taxes certain services listed in the List of Services prescribed by Complementary Law No. 116/03 (“LC116/03”). This list also includes certain services that have the purpose of providing goods. Municipalities impose this tax at varying rates, but in the majority of large cities, the ISS rate is highest rate allowed (5%). The tax basis of the ISS is the price of the service, minus certain exceptions (such as construction services). As provided by Constitutional Amendment No. 20, dated June 12, 2002, municipalities must charge a minimum rate of 2% and they must not directly or indirectly grant tax benefits that may result in and effective rate below 2%. In August 2003, the LC 116/03, established a new framework for the ISS, which pressed Municipalities to adapt their respective ISS legislation in order to comply with the rules set forth by LC 116/03. Such new federal rules are effective as from January 1, 2004.

•

COFINS. The Contribuição Social para o Financiamento da Seguridade Social, or COFINS, is a social contribution levied on gross revenues (which may include financial revenue, depending on the systematics applicable to each business). On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% but permitted taxpayers to offset up to one-third of the amount of COFINS paid against the amount owed as Contribuição Sobre Lucro Líquido (“CSLL”), a social contribution tax assessed on net income. The ability to offset COFINS against CSLL was subsequently revoked for periods after January 1, 2000. On January 1, 2000, we began to pay the COFINS tax over our bills at a rate of 3%. In December 2003, through the Law n° 10.833, the COFINS legislation was further amended, making this tax to be non-cumulative, raising its rate to 7.6% to certain transactions, except in connection with telecommunications services, which the rate continue to be 3%.

•

PIS. The Programa de Integração Social, or PIS is another social contribution, levied, prior to December 2002, at a rate of 0.65%, on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. In December 2002, Law n° 10.637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues from sales of handsets, except in connection with telecommunications services, which the rate continue to be 0.65%

•

FUST. On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a fund that is supported by a interference with the economic order contribution tax applicable to all telecommunications services, or FUST Tax. The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by ANATEL (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges. The FUST Tax is imposed at a rate of 1% on gross operating revenues, net of ICMS, PIS and COFINS, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST upon meeting the universal service targets required by Anatel.

On December 15, 2005, Anatel enacted Precedent No. 7/05 requiring that FUST be paid on revenues arising from interconnection charges since the effectiveness of the FUST. A notice was issued deciding that the company must adjust values on FUST statements to calculate the tax due related to the FUST assessment on interconnection charges, or those values would be enrolled under the federal overdue tax liability and charged with penalties and interests. A writ of mandamus was filed for relief from the FUST assessment under the interconnection charges under the terms of Precedent No. 7/05 and was decided favorably to the company. Although such first level decision may still be challenged in the near future (i.e. is still subject to appeal and does not constitute res judicata), it is now in full force and effect.

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

•

Income tax. Income tax expense is made up of two components, a federal income tax and a social contribution tax on taxable profits, which is known as the “social contribution tax”. The federal income tax also includes two components: a federal income tax and an additional income tax. The federal income tax is payable at the rate of 15%. Additional income tax of 10% will be levied on the share of taxable profits exceeding R$20,000 accrued monthly. The social contribution tax is currently assessed at a rate of 9.0% of adjusted net income.

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are added to their net profits for tax purposes. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. In principle the Brazilian entity is allowed to deduct income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income (reciprocity of treatment between Brazil and the country from which the income or gain comes from is required in order for this rule to apply). Effective January 1, 2002 profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year-end balance sheet, unless the Brazilian entity is liquidated before the date of its year-end balance sheet, in which case the profits are taxed at the time of its liquidation.

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

Losses carried forward are available for offset during any year up to 30.0% of annual taxable income. No time limit is currently imposed on the application of net operating losses on a given tax year to offset future taxable income within the same tax year.

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

In 1997 and 1998, TIM Sul’s, TIM Nordeste Telecomunicações’s and TIM Maxitel’s predecessors were granted SMC concessions and in December 2002, TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel’s converted their SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. TIM Celular initially acquired PCS authorizations in conjunction with auctions of bandwith by Anatel in 2001, and subsequently acquired additional authorizations and operates under the PCS regulations as well.

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

Obligations of Telecommunications Companies

In November 1999, Anatel and the Brazilian mobile service providers jointly adopted a “Protocol for Mobile Cellular Service Providers” (the “Protocol”). The Protocol established additional quality of service targets and rates, which SMC operators were required to achieve by June 2001. Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel was required to examine the performance of the Brazilian telecommunications companies under the Protocol’s standards. Despite migration to PCS in December 2002, from January to June 2003, we reported to Anatel regarding, and had complied with, all quality of service indicators applicable to SMC operators. The Protocol ceased to be applicable to TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel after July 2003.

Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See “—PCS Regulation.” Since December 2003, we have achieved the majority, but not all of the service of quality requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. In December 2004, Anatel initiated administrative proceedings against TIM Celular and TIM Nordeste for non-compliance with certain of our quality of service obligations under the PCS authorizations in the years 2003 and 2004. We have submitted to Anatel a petition explaining that the non-compliance with certain quality standards was due mainly to the migration from the SMC regime to the PCS regime, the change in the long-distance calling system as well as the overlay of the GSM network. These changes resulted in an out of the ordinary number of calls to the customers’ service number. We believe that we have since complied with Anatel’s quality standards and that customer satisfaction has improved. As a result of these proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. We will continue to strive to meet all of our quality of service obligations under the PCS authorizations, but we can provide no assurance that we will be able to do so. For information about administrative proceedings instituted during 2005, see “Item 8A. Financial Information—Consolidated Statements and Others Financias Information —Legal Proceedings.”

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

According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel converted their cellular concessions into PCS authorizations in December 2002, and later transferred them to TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel, which are now subject to certain obligations under the PCS regulations. See “—Authorizations and Concessions.”

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may only be provided under Bands C, D and E licenses which initially 1800 Mhz band (afterwords encompass also the 900 MHz band) and were auctioned by Anatel in 2001 and 2002. In Area 5, which is served by TIM Sul, an authorization to operate in Band D was acquired by Claro, and an authorization to operate in Band E was acquired by Brasil Telecom. In Area 10, which is served by TIM Nordeste, an authorization to operate in Band D was acquired by Telemar, operating with the brand “Oi.” The right to use the Band E frequency was not acquired by any provider in Area 10. The Band C auctions were later withdrawn.

Obligations under the PCS regulations and TIM Sul’s, TIM Nordeste Telecomunicações’ s and TIM Maxitel’s authorizations differ from the obligations that were applicable to TIM Sul, TIM Nordeste and TIM Maxitel while operating under their concessions. For example, the obligations under the PCS regulations and TIM Sul’s, TIM Nordeste Telecomunicações’s and TIM Maxitel’s authorizations include the requirement to comply with additional and more stringent service quality standards and to offer customers their choice of long distance carriers in long distance calls on a per call basis. Anatel has initiated administrative proceedings against TIM Celular and TIM Nordeste for non-compliance with certain of such quality standards. We have been fined by Anatel in several proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. However, we cannot give assurance that we will be able to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies” and “Item 3D. Key Information—Risk Factors—Risks Relating to our Business.”

According to the new PCS regulations, we are required to adjust our operating processes and agreements to such new rules, including our interconnection agreements, as well as agreements with our customers. By April 2005, substantially all of our interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

Interconnection Regulation

Telecommunications service providers are required to provide interconnection according to the “General Interconnection Rules,” adopted by Anatel through Resolução 410/05, which replaced Resolução 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain guidelines established by Anatel, which indicate that the Agency will not allow anti-competitive practices, in special exercise of subsidies or artificial decrease in price, the unauthorized use of competitors information, the omission of relevant technical and commercial information, prevent abusive demands to enter into interconnection agreements, intentional delay in negotiation, coercion in order to enter into an interconnection agreement, and imposition of conditions that lead to the inefficient use of the network or equipment. Even though the rule is that interconnection prices will be freely negotiated by the operators, Anatel may set the price for the interconnection (based on Fully Allocated Cost model) if the operators are unable to reach a consensus or if the prices agreed upon are damaging to competition, at Anatel’s discretion. Interconnection agreements must be approved by Anatel before they become effective. Telecommunications service providers must make available public interconnection offers with all information relevant for the establishment of an interconnection (applicable regulation is vague as to the scope of information that must be included in the public interconnection offer), ensuring non-discriminatory treatment of service providers interest in such interconnection. Under a temporary settlement agreement relating to interconnection fees entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, our interconnection fee paid by other operators when their users access our network to communicate with our users is increased by 4.5%, in the case of calls completed to a number registered within that customer’s home registration area (VC-1 calls). Another temporary settlement agreement was entered into by the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers relating to the interconnection fees paid by the fixed telephony incumbents to the mobile service operators in the case of long distance calls, that is VC-2 and VC-3 calls. On March 27, 2006, Anatel issued a decision approving the temporary settlement for the adjustment of VC-2 and VC-3 calls at a rate of 7.99% (and of 4.5% for the interconnection fee due to mobile operators) but a final decision will only be issued when an arbitration procedure currently before Anatel is resolved. Both preliminary settlement agreements had brought the VU-M value to February 2005 and establish that the result of the arbitration procedure will not affect the fees received while the preliminary settlement agreement was in place. We cannot estimate the date on which a decision will be available nor its outcome. Anatel has requested that the parties hire a consulting firm to submit a report regarding the dispute. See “Item 3D. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry.”

In March 2005, Anatel issued a Regulation of Account Allocation and Segregation applicable to incumbents and economic groups holding significant market power in the fixed telephony or PCS interconnection networks in the leased lines market. See “—Significant Market Power.”

In July 2006, Anatel, through Rule 438, terminated the partial bill and keep system – by means of which one mobile operator paid another one when the proportion between their outbound and inbound traffic was in excess of the 45% to 55% range. As a result, mobile operators began to pay and receive integrally costs and revenues, respectively, for network use based on total traffic. The same rule established that the interconnection fee (VUM) will continue to be freely negotiated between operators and set forth a discount for off-peak calls – depending on the time of the day when the call is made – for mobile operators in originated and determinated long distance calls (VC-2 and VC-3). Further, under such new regulation, the interconnection fee (VU-M) remains being freely negotiated but in a future date to be set by Anatel will be heavier regulated in the case of operators with significant market power. See “Item 3D. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industries”.

Significant Market Power

In 2005, Anatel issued specific regulations regarding telecommunications service providers with significant market power. Anatel has indicated that it will establish more stringent regulations for economic groups with significant market power in order to ensure market competition. In July 2006, Anatel issued regulation regarding the remuneration of mobile operators network and brought to the mobile industry the concept of significant market power. Under such regulation, as from a future date to be established by Anatel, the Agency would determine, based on a fully allocated cost model, a reference value for a network usage fee (VU-M) of companies that are deemed to hold significant market power. Such value will be reassessed every 3 years. In order to determine the companies that have a significant market power in the mobile interconnection market, Anatel will consider: market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, dominance of infrastructure that is not economically viable to duplicate, existence of negotiation power to acquire equipments and services, existence of vertical integration, existence of barriers to entry, access to financing sources.

For purposes of the mobile network remuneration rules until Anatel defines which groups have significant market power, all groups that include a SMP provider will be considered as having a significant market power in the offer of mobile interconnection in their respective services areas.

Rate Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel currently uses the IGP-DI (the Índice Geral de Preços-Disponibilidade Interna), an general price inflation index developed by Fundação Getúlio Vargas, a private Brazilian foundation, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. Beginning in 2008, we expect Anatel to begin to evaluate prices in the telecommunications industry based on a model that would analyze a company’s costs based on a hypothetical company’s costs and other factors. In connection with the introduction of this model, beginning in 2008, Anatel may use a different inflation index, the Índice de Serviços de Telecomunicações, or IST, which takes into account the average of the variation between a number of prices of goods and services in a given period as well as existing adjustment rates in the sector. We expect that the adjustment of our prices will follow the trend of the market, and that the adjustment will be below the annual inflation rate based on the IST. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Number Portability

Anatel issued in March 2007 regulation regarding the implementation of number portability in Brazil for fixed telephony and mobile services providers (SMP). Portability is limited to migration between providers of the same telecommunications services. For SMP providers, portability can take place when customer changes services provider within the same Registration Area as well as when customer changes the service plan of the same service provider.

Portability between different service providers can be charged to the customer upon the one time payment of a fixed fee. The maximum amount of such fee is to be defined by Anatel.

A third party management entity must be contracted by the service operators to manage all procedures regarding portability. To make the implementation of portability feasible, Anatel determined the creation of an portability implementation group which is already in place. This group has a number of actions to take, within established deadlines, before number portability is implemented on a commercial basis in Brazil.

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

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries TIM Celular and TIM Nordeste and The following chart illustrates our current ownership structure:

*	“CS” refers to our common shares.
**	“PS” refers to our preferred shares, which are non-voting.
***	The total is based on our total share capital being represented by ordinary shares and preferred shares.

D.	Property, Plant and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2006, we had 88 mobile switches and 11,265 radio base stations. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2006, we owned approximately 1,178,852. square meters and leased approximately 32.244 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 145.511 square meters and own approximately 75.000 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3A. Key Information—Selected Financial Data.”

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

We were accounting for the acquisition under Brazilian GAAP as a purchase at book value, generating no goodwill, pursuant to which the results of TIM and TIM Celular was combined with effect from January 1, 2006. For more information regarding the acquisition of TIM Celular by TIM, see “—Presentation of Information.”

Due to the TIM Celular Acquisition, our 2006 consolidated financial statements are not comparable with our historical financial statements. In addition, we are unable to distinguish clearly between internal growth in 2006 and growth due to the TIM Celular Acquisition. In order to address this situation and to facilitate an understanding of how our business evolved in 2006, we have provided supplemental 2005 pro forma and 2004 pro forma information throughout this annual report. The pro forma information reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation on how the pro forma amounts were calculated, including what adjustments were made, see note 3.d to our consolidated financial statements included in this annual report. The pro forma adjustments are limited to those adjustments directly relating to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the assumed dates.

Merger of TIM Nordeste Telecomunicações into Maxitel S.A. (“Maxitel”) and of TIM Sul into TIM Celular

On May 4, 2006, the Board of Directors of TIM Participações authorized the Merger Protocols and Justification report, which proposed the merger of TIM Nordeste Telecomunicações into Maxitel and the merger of TIM Sul into TIM Celular, wholly owned subsidiaries of TIM Participações.

On June 30, 2006, through the Shareholder General Meetings of TIM Celular, Maxitel, TIM Nordeste Telecomunicações and TIM Sul the mergers of TIM Nordeste Telecomunicações into Maxitel and of TIM Sul into TIM Celular were approved. On the same date, Maxitel was renamed TIM Nordeste S.A.

Ownership Restructuring of the Companies controlled by TIM Participações

On May 30, 2005, we acquired all outstanding minority interests in our subsidiaries TIM Sul and TIM Nordeste Telecomunicações. The primary purpose of the transaction was to increase the liquidity of the publicly traded stock of the companies involved.

Minority shareholders of TIM Sul and TIM Nordeste Telecomunicações who did not exercise withdrawal rights received shares of TIM Participações. The minority shareholders that exercised the withdrawal right represented 0.001% of the voting capital of TIM Participações and 0.001% of the total capital of TIM Nordeste Telecomunicações (or R$417.03 and R$454.73, respectively). Common shares of TIM Sul and TIM Nordeste Telecomunicações were exchanged for common shares of TIM Participações and preferred shares of TIM Sul and TIM Nordeste Telecomunicações were exchanged for preferred shares of TIM Participações. As a result of the transaction, TIM Participações owns all of the common and preferred shares of TIM Sul and TIM Nordeste Telecomunicações, both of which are now wholly-owned subsidiaries of TIM Participações. The transaction described above has had no impact on the operational activities of TIM Nordeste Telecomunicações or TIM Sul.

On May 30, 2005, the corporate capital of TIM Participações was increased by R$415.1 million with the issuance of 160,311,357,056 shares that were subscribed by the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. The total capital of TIM Participações after the capital increase was R$1,472.1 million.

Merger of Tele Nordeste Celular Participações S.A. into Tele Celular Sul Participações S.A.

On August 30, 2004, TND merged with and into TSU (the “TSU/TND Merger”), which was subsequently renamed TIM Participações S.A. Under applicable Brazilian accounting principles, the merger was accounted for as a purchase of TND at book value, generating no goodwill. We accounted for the merged companies’ combined operations as if the merger had occurred on January 1, 2004.

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

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See notes 4.g and 12 to our consolidated financial statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. The assets related to TDMA technology have been subject to accelerated depreciation and must be 100% depreciated by 2008. Free handsets for corporate customers (comodato) are depreciated over two years.

We review our long-lived assets, such as goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. However, asset impairment evaluations are, by nature, highly subjective. If our projections are not met, we may have to record impairment charges not previously recognized. In analyzing potential impairments, we use projections based on our view of growth rates for our business, anticipated future economic, regulatory and political conditions and changes in technology. Such projections are subject to change, including as a result of technological developments that may render long-lived assets obsolete sooner than anticipated. See note 4.h and 13 to our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due). The provision for doubtful accounts for 2006 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See notes 4.d and 5 to our consolidated financial statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them

Days overdue	Percentage estimated to be uncollectible
Current*	3% - 5%
Receivables overdue 1 to 90 days*	5% -10%
Receivables overdue 91 to 120 days	50%
Receivables overdue 121 to 150 days	75%
Receivables overdue 151 to 180 days	90%
Receivables overdue more than 180 days	100%

*	Percentage varies based on area and customer composition.

Asset Retirement Obligations

The Company’s subsidiaries are contractually obligated to dismantle their cellular towers from various sites they lease. The Company must record as asset retirement obligations the present value of the estimated costs to be incurred for dismantling and removing cellular towers and equipment from leased sites. The offset to this provision is recorded as property, plant and equipment, and the depreciation is calculated based on the useful lives of the corresponding assets.

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

Change in Accounting Principle

Subsidies offered on the sale of handsets to postpaid subscribers

Beginning January 1, 2006, the subsidiaries changed their accounting practice for costs associated with subsidies offered on the sale of handsets to postpaid subscribers, who enter into a contract with exit penalties and minimum monthly charges for a period of twelve months. Management believes that the deferral of such costs, which is allowable under certain conditions, most accurately reflects the performance of the postpaid business by matching costs with the related revenue. Previously, the subsidiaries recognized directly through the statement of operations the costs incurred on the sale of handsets to all types of subscribers directly through the statement of operations.

This change was adopted considering the change in the commercial strategy of the subsidiaries that, starting from 2006, is focused on the acquisition of high-value customers. In 2006, the Company completed the integration of the operating subsidiaries, which are now enforcing the policy of charging the penalties contractually foreseen for those subscribers who cancel their subscription or migrate to the prepaid plans during the contract period. Additionally, in 2006 the Company put in place systems that allow for the identification of the subsidy costs related to postpaid subscribers. The effect of this change in accounting policy on the statements of operations for the year ended December 31, 2006 was a credit of R$160,172, which represents the net balance of prepaid expenses as of December 31, 2006, see note 9 to our consolidated financial statements.

In previous years, due to inconsistent enforcement of contractual penalties, and to the lack of managerial information and segregation of accounting data permitting the determination of the related costs, the conditions permitting quantification and deferral of the cost did not exist.

Asset Retirement Obligations

The Company’s subsidiaries are contractually obligated to dismantle their cellular towers from various sites they lease. IBRACON issued “NPC 22 - Provisions and Contingent Liabilities and Contingent Assets” (“NPC 22”), which required the recording of asset retirement obligations beginning on January 1, 2006 under BR GAAP. Retroactive application is allowed for the fiscal years being presented in the financial statements. CVM Deliberation No. 489 of October 3, 2005 made NPC 22 applicable to all listed companies, within the same effective dates. Under NPC 22, the Company must record as asset retirement obligations the present value of the estimated costs to be incurred for dismantling and removing cellular towers and equipment from leased sites.

The offset to this provision is recorded as property, plant and equipment, and the depreciation is calculated based on the useful lives of the corresponding assets. The prior year effects of the retroactive application of NPC 22, which are being presented beginning from January 1, 2003, are presented separately in the statements of changes in shareholders´ equity for the years ended December 31, 2004 and 2005. Accordingly, the balance sheet as of December 31, 2005 and the statements of operations and statements of changes in financial position for the years ended December 31, 2004 and 2005 have been adjusted to reflect the retroactive application of NPC 22.

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from US. GAAP. See note 37 to our consolidated financial statements for a summary of the differences between the Brazilian corporate law accounting method and US. GAAP, as well as a reconciliation of our shareholders’ equity as of December 31, 2006 and 2005, and net income for the years ended December 31, 2006, 2005 and 2004 to US. GAAP. Loss for 2006 is R$217.9 million under US. GAAP, compared with loss of R$301.7 million under Brazilian GAAP. Shareholders’ equity at December 31, 2006 was R$8,154.9 million under US. GAAP, compared to R$7,886.4 million under Brazilian GAAP.

The differences between Brazilian GAAP and US. GAAP that have the most significant effects on net income in 2006 are capitalized interest, handset discounts, financial instruments, and the rules regarding depreciation and amortization of the effect of indexation of property, plant and equipment, the allocation of fair value due to the TND/TSU merger and the acquisition of the minority interests in TIM Nordeste Telecomunicações and TIM Sul along with reversal of pre operating expenses capitalized and reversal of amortization of interest and exchange variation. The differences between Brazilian GAAP and US. GAAP that have the most significant effects on shareholders’ equity in 2006 are the differences in the rules regarding depreciation and amortization, handset discounts, allocation of fair value due to the merger with TND, goodwill amortization and the deferred tax effect on the differences between Brazilian GAAP and US. GAAP along with reversal of common share dividends.

The portion of the merger under common control was accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of TND and others. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

In March 16, 2006 the Company acquired TIM Celular and its wholly-owned subsidiaries. For Brazilian GAAP purposes, in the year of acquisition, the results of operations of the TIM Celular were included in the results of operations of the Company for the entire year, as required by the merger agreement. For US GAAP purposes, as both the Company and TIM Celular are majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TIM Celular with and into the Company is considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such exchange of shares was accounted for at historical carrying values. The merger was reflected from 2000, the year TIM Brasil formed TIM Celular and, consequently, had control of both the Company and TIM Celular. Therefore, for all periods presented, the Company’s and TIM Celular’s financial statements have been combined.

Political, Economic, Regulatory and Competitive Factors

The following discussion also should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

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

Overview

The Brazilian economy experienced a 3.7% GDP growth in 2006 compared to a 2.3% GDP growth in 2005. The exchange rate was R$2.1380 to US$1.00 at December 29, 2006 compared to R$2.3407 to US$1.00 at December 30, 2005. Concerns about controlling inflation, intensified by political instability, led the Brazilian federal government to have a controlled reduction of the interest rates throughout 2006, despite pressure from the business community. As a result, the SELIC interest rate (an official interest rate published by the Central Bank) closed the year at 13.25%. The Bovespa index was up by 30.7% for the year ended December 31, 2006.

In 2006, we added approximately 5.3 million net customers to our base, representing a 19.9% decrease over our 6.6 million net customer growth in 2005 pro forma. At December 31, 2006 we had approximately 25.4 million customers, representing an increase of 26.0% from the end of 2005 on a pro forma basis. Our most significant growth continues to be in the prepaid customer base, which totaled approximately 20.0 million customers at December 31, 2006 and 16.1 million customers, on a pro forma basis, at December 31, 2005, representing a 24.2% increase. Our postpaid customer base was approximately 5.4 million subscribers at December 31, 2006, a 33.4% increase over 2005 on a pro forma basis. The increase of our customer base was due primarily to the increase in the Brazilian mobile market as a whole and our increased market share.

In 2006, we adopted a strategy to attract and retain high value customers by means of segmentation, focusing on the quality of services rendered and the supply of new products and services. Our strong brand and our broad distribution network have also contributed to furthering our strategy. The primary driver of our results for the year ended December 31, 2006 was the increase in our customer base. Our gross service revenue for the year ended December 31, 2006 was R$11,820.3 million, representing a 31.9% increase from the 2005 pro forma. This increase derived mainly from the 26.0% expansion of our customer base and a 58.6% increase in long distance charges revenue for the year ended December 31, 2006 compared to the year ended December 31, 2005 pro forma. Our ARPU was R$33.1 in 2006, compared to R$34.2 in 2005 pro forma, representing a 3.2% reduction. This reduction is the result of a 24.1% increase in our prepaid customer base which has lower usage level when compared to the postpaid customer, off set in part by the increase in value-added service revenue. Our gross handset revenue for 2006 was R$2,057.3 million, a 9.4% decrease over 2005 pro forma. Gross revenue for 2006 totaled R$13.9 billion, 23.5% higher than 2005 pro forma.

Our loss for 2006 was R$301.7 million, an improvement of 69.5%, as compared to the loss of R$989.5 million in 2005 pro forma, mainly due to the improved operational results.

We face strong competition throughout Brazil. Nevertheless, we have been able to increase our market share and revenue share, establishing ourselves as a leading wireless provider. We continue to place a high value on seeking customer recognition through our brand by utilizing marketing tools that differentiate us and emphasizing customer service to help ensure customer satisfaction.

A.	Operating Results

The following table sets forth certain components of our statement of income for each year in the three-year period ended December 31, 2006, as well as the percentage change from year to year.

	Year ended December 31,					Percent change
	2006	2005 as adjusted	2005 (1) Pro forma as adjusted	2004 as adjusted	2004 (1) Pro forma as adjusted	2006 –2005 pro forma	2005 pro forma – 2004 pro forma
	(in millions of reais)
Statement of Operations:
Brazilian GAAP
Net operating revenue	10,116.1	2,918.2	8,368.1	2,564.6	6,253.8	20.9%	33.8%
Cost of services and goods	(5,504.2)	(1,382.6)	(4,628.3)	(1,302.5)	(3,971.9)	18.9%	16.5%

Gross profit	4,611.9	1,535.6	3,739.8	1,262.1	2,281.9	23.3%	63.9%
Operating expenses:
Selling expenses	(3,250.9)	(798.1)	(3,067.7)	(647.3)	(2,191.5)	6.0%	40.0%
General and administrative expenses	(954.9)	(185.9)	(795.2)	(182.4)	(613.8)	20.1%	29.6%
Other operating expense	(198.5)	(75.8)	(305.9)	(48.9)	(373.3)	-35.1%	-18.1%

Total operating expenses	(4,404.3)	(1,059.8)	(4,168.8)	(878.6)	(3,178.6)	5.6%	31.2%
Operating income (loss) before interest	207.6	475.8	(429.0)	383.5	(896.7)	-148.4%	-52.2%
Net financial income (expense)	(343.0)	62.8	(372.6)	51.1	(201.5)	-7.9%	84.9%

Operating income (expense)	(135.4)	538.6	(801.6)	434.6	(1,098.2)	-83.1%	-27.0%
Net non-operating income (expense)	2.5	(2.2)	(5.5)	(4.6)	(12.1)	-145.5%	-54.5%
Income before taxes and minority interests	(132.9)	536.4	(807.1)	430.0	(1,110.3)	-83.5%	-27.3%
Income and social contribution tax benefit (expense)	(168.8)	(125.4)	(160.9)	(103.3)	(106.6)	4.9%	50.9%
Minority interests	—	(21.4)	(21.5)	(70.1)	(70.1)	-100.0%	-69.3%

Net income (loss)	(301.7)	389.6	(989.5)	256.6	(1,287.0)	-69.5%	-23.1%

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Results of Operations for the Year Ended December 31, 2006 Compared to the Pro Forma Year Ended December 31, 2005

Operating revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in note 22 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2006 and 2005 pro forma:

	Year ended December 31,			Percentage change
	2006	2005 as adjusted	2005 (1) pro forma as adjusted	2005 pro forma – 2006
	(in millions of reais)
Statement of Operations Data:
Brazilian GAAP
Monthly subscription charges	580.3	258.6	531.8	9.1%
Usage charges	5,476.1	1,664.5	4,406.1	24.3%
Interconnection charges	3,439.3	940.3	2,484.8	38.4%
Long distance charges	1,351.1	32.8	852.0	58.6%
Value added services	886.2	219.0	584.3	51.7%
Other service revenues	87.3	54.6	103.6	-15.7%

Gross operating revenues from services	11,820.3	3,169.8	8,962.6	31.9%
Value-added and other taxes relating to services	(2,498.1)	(668.2)	(1,951.4)	28.0%
Discounts on services	(388.7)	(70.9)	(216.1)	79.9%

Net operating revenues from services	8,933.5	2,430.7	6,795.1	31.5%

Sales of cellular handsets and accessories	2,057.3	733.5	2,270.1	-9.4%
Value-added and other taxes on handset sales	(598.1)	(166.3)	(557.9)	-7.2%
Discounts on handset sales	(276.6)	(79.7)	(139.2)	98.7%

Net operating revenues from sales of cellular handsets and accessories	1,182.6	487.5	1,573.0	-24.8%

Total net operating revenues	10,116.1	2,918.2	8,368.1	20.9%

(1)	The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our net operating revenues increased 20.9% to R$10,116.1 million in 2006 from R$8,368.1 million in 2005 pro forma. This is primarily due to the expansion in the number of customers, which leverages the growth in the use of services as a whole, including value-added services (VAS). The elimination of the bill and-keep system also had a positive impact. Out of the total of R$10.1 billion of net operating revenues in 2006, 88.3% are represented by net service revenues and 11.7% by net sales revenues of handsets, as compared to 83.3% and 16.7%, respectively, in 2005.

In 2006, our average number of customers, calculated as the simple mean of monthly averages, increased 33.1% to 22.5 million, compared to 16.9 million customers in 2005 pro forma. This increase is a result of strong market campaign and brand quality.

Monthly subscription charges

Revenues from monthly subscription charges increased to R$580.3 million in 2006 as compared to R$531.8 million in 2005 pro forma, due to most of our new customers subscribing to post-paid plans, which charge monthly subscription fees. The following table shows the total average number of customers during 2006 and 2005 pro forma.

	Year ended December 31,
	2006	2005 pro forma
Average number of customers using post-paid plans(1)	4,630,782	3,462,371
Average number of customers using pre-paid plans(1)	17,873,350	13,417,080

Total number of customers(1)	22,504,132	16,879,451

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

Usage charges

Revenue from usage charges was R$5,476.1 million in 2006, a 24.3% increase from R$4,406.1 million in 2005 pro forma, due primarily to the campaigns adopted by the company to stimulate usage, the high quality of the customers acquired in the year, who are characterized by increased service usage along with an increase of 33.1% of our average number of customers.

The total average monthly minutes of billed use per customer (“MOU”) for 2006 and 2005 pro forma was as shown in the following table:

	Year ended December 31,
	2006	2005 pro forma
Average incoming MOU during the year	37	42
Average outgoing MOU during the year	52	50

Average total MOU during the year	89	92

We believe the decrease in the average total MOU in 2006 from 2005 pro forma was due to the strong growth in the prepaid segment, which historically presents lower usage.

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. Until July 14, 2006, no payments were made to us to the extent that offsetting charges between us and any other mobile service provider falls within a band of 45% to 55% of the aggregate charges for local calls between us and a provider for any given month, as required by the PCS regulations in July 2003. However,. As such, ANATEL completely eliminated the bill and keep concept, establishing a full interconnection regime, meaning that each mobile operator will be paid for the use of its network, based on total traffic. Our interconnection revenues were R$3,439.3 in 2006, a 38.4% increase from R$2,484.8 in 2005 pro forma.

Long distance charges

Revenues from long distance charges increased to R$1,351.1 million in 2006 from R$852.0 million in 2005 pro forma, due to an increase in our subscribers base and our efforts to facilitate the use of our long distance service through selection of service providers and service packages.

Value-added services

Value-added services revenues increased 51.7% to R$886.2 million in 2006 from R$584.3 million in 2005 pro forma, principally due to a significant increase in our customer base and partially due to GSM and its large variety of innovations with popular content (entertainment, infotainment and institutional/governmental information). These services include short messaging services (which represent the major portion of VAS revenues), ring tones, TV access, photo transmissions, multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services and chat, among others.

Other service revenues

Revenues from other services was R$87.3 million in 2006, a 15.7% decrease from R$103.6 million in 2005 pro forma. This decrease was mainly caused by a decline in site sharing revenues of R$11.8 million, or 16.9% to R$58.1 million in 2006 from R$69.9 million in 2005 pro forma. Revenues from other services mainly include revenues from site sharing and co-billing services,which occur when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier.

Sales of mobile handsets and accessories

Sales of mobile handsets was R$2,057.3 million in 2006 as compared to R$2,270.1 million in 2005 pro forma, a 9.4% decrease due primarily to the reduction of prepaid handset sales volume, as well as the stimulation of SIM Card selling offers with “TIM Chip Only” promotion in 2006.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which is imposed at a rate of 17%. See “Item 4B. Information on the Company—Business Overview—Sources of Revenue—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales increased 23.4% from 2005 pro forma to 2006, primarily as a result of an increase in operating revenue from services.

Discounts

Discounts on services and handset sales increased 87.3% to R$665.3 million in 2006 as compared to R$355.3 million in 2005 pro forma. This increase was due primarily to strong competitive pressure to offer discounts during 2006.

Costs of services and goods

Costs of services and goods increased by 18.9% to R$5,504.2 in 2006 from R$ 4,628.3 in 2005 pro forma, due primarily to increases in expenses related to expanding the coverage and capacity of our GSM network and other costs relating to servicing a significant increase in our customer base. Additionally, costs of services and goods increased due to a 121.2% increase in interconnection expenses as a result of the termination of the partial bill and keep system in July 14, 2006, a 2.3% increase in circuit leasing and related expenses, a 9.5% increase in materials and services a 7.7% increase in the Fistel tax and a 18.2% increase in depreciation and amortization expenses. These costs increases were partially offset by a 13.7% decrease in personnel expenses and a 18.1% decrease in cost of handsets and accessories sold. Cost of goods and services represented 55.3% of net revenues in 2005 pro forma and 54.4% of net revenues in 2006. This decrease is principally due to the benefits of scale primarily attributable to the increase of our customer base. The following table sets forth the composition of costs of services and sales of mobile handsets, as well as the percentage change from 2005 pro forma to 2006:

	Year ended December 31,			Percentage change
	2006	2005 as adjusted	2005 (1) pro forma as adjusted	2005 pro forma - 2006
	(in millions of reais)
Statement of Operations Data:
Brazilian GAAP
Depreciation and amortization	1,324.8	383.4	1,121.2	18.2%
Interconnection expenses	1,754.6	174.3	793.1	121.2%
Circuit leasing and related expenses	606.3	185.5	592.6	2.3%
Materials and services	284.4	72.6	259.8	9.5%
Personnel	106.8	26.9	123.7	-13.7%
FISTEL tax and other	19.5	3.4	18.1	7.7%

Total cost of services	4,096.4	846.1	2,908.5	40.8%

Cost of handsets and accessories sold	1,407.8	536.5	1,719.8	-18.1%

Total costs of services and goods	5,504.2	1,382.6	4,628.3	18.9%

(1)	The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Depreciation and amortization

Depreciation and amortization expenses increased 18.2% to R$1,324.8 million in 2006 from R$1,121.2 million in 2005 pro forma, due to the network and IT infrastructure expansion and improvement.

Interconnection expenses

Interconnection expenses consist of amounts paid to fixed-line and other mobile service providers for completion on their networks of calls originating on our network. Interconnection costs increased 121.2% to R$1,754.6 million in 2006 from R$793.1 million in 2005 pro forma, due to the elimination of the bill and keep system, meaning that the Company now pays the interconnection charge on every local call to other mobile operators, and to the growth in traffic volume (increase of 31.2% in 2006), basically due to the expansion of the client base.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to Brasil Telecom, Telemar, Embratel and Telefonica for use of circuits interconnecting our radio base stations and switching centers and connecting our network to the networks of Brasil Telecom, Telemar, Embratel and Telefonica. Circuit leasing and related expenses increased 2.3% in 2006 to R$606.3 million from R$592.6 million in 2005 pro forma.

Materials and services

Materials and services costs were R$284.4 million in 2006, a 9.5% increase over R$259.8 million in 2005 pro forma primarily due to the increase in the number of sites supporting our network, which increased maintenance and third party costs.

Personnel

Personnel costs decreased 13.7% to R$106.8 million in 2006 from R$123.7 million in 2005 pro forma. This decrease was primarily due to the reduction of the network maintenance workforce, which had its activities partially outsourced in 2006.

FISTEL tax and other

FISTEL tax and other costs increased 7.7% to R$19.5 million in 2006 from R$18.1 million in 2005 pro forma, due in part to a higher number of installed base stations in 2006 as compared to 2005 pro forma.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2006 was R$1,407.8 million, representing a 18.1% decrease from R$1,719.8 million in 2005 pro forma. This reduction was mainly due to: (i) the change in the consumer segment strategy, represented by the significant reduction of prepaid handset subsidies and the “SIM card” sales driven by the “TIM Chip Only” promotion; (ii) the annual reduction in handset sales volume (5.5 million in 2006 versus 7.3 million in 2005 pro forma), partially compensated by a change on handsets mix, reflecting the strong sales expansion of more sophisticated handsets (medium and high value); and (iii) the deferral of postpaid handsets subsidies, applied to the previous 12 months (R$ 160 million positive impact in 2006).

Gross profit margins

The following table sets forth our gross profits, as well as the percentage change, from 2006 to 2005:

	Year ended December 31,			Percentage change
	2006	2005 as adjusted	2005 (1) pro forma as adjusted	2005 pro forma - 2006
	(in millions of reais)
Statement of Operations Data:
Brazilian GAAP
Net operating revenues from services	8,933.5	2,430.7	6,795.1	31.5%
Cost of services	(4,096.4)	(846.1)	(2,908.5)	40.8%

Gross profit from services	4,837.1	1,584.6	3,886.6	24.5%

Net operating revenues from sales of cellular handsets and accessories	1,182.6	487.5	1,573.0	-24.8%
Cost of goods	(1,407.8)	(536.5)	(1,719.8)	-18.1%

Gross loss from sales of cellular handsets and accessories	(225.2)	(49.0)	(146.8)	53.4%

Gross profit	4,611.9	1,535.6	3,739.8	23.3%

(1)	The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our gross profit margin (gross profit as a percentage of net revenues) from services decreased from 57.2% in 2005 pro forma to 54.1% in 2006. This decrease resulted from an increase in cost of services, mainly affected by an increase of 121.2% in interconnection expenses.

Our negative gross margin for sales of mobile handsets and accessories increased from 9.3% in 2005 pro forma to 19.0% in 2006. We engage in sales of handsets, often with special promotions at particular times of the year, in order to increase the number of customers and generate demand for our services.

Our overall gross profit margin increased, from 44.7% in 2005 pro forma to 45.6% in 2006. This resulted primarily from a decrease in gross profit margin on services offset by the increase of our gross margin for handset sales.

Operating expenses

The following table sets forth our operating expenses, as well as the percentage change from year to year of each component, for 2006 and 2005:

	Year ended December 31,			Percentage change
	2006	2005 as adjusted	2005 (1) pro forma as adjusted	2005 pro forma - 2006
	(in millions of reais)
Statement of Operations Data:
Brazilian GAAP
Operating expenses:
Selling expenses	3,250.9	798.1	3,067.7	6.0%
General and administrative expenses	954.9	185.9	795.2	20.1%
Other operating expenses, net	198.5	75.8	305.9	-35.1%

Total operating expenses	4,404.3	1,059.8	4,168.8	5.6%

(1)	The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our total operating expenses increased 5.6% to R$4,404.3 million in 2006 from R$4,168.8 million in 2005 pro forma. This increase resulted from increases in selling expenses and general and administrative expenses.

Selling expenses

Selling expenses increased 6.0% to R$3,250.9 million in 2006 from R$3,067.7 million in 2005 pro forma, well below the increase in our service revenues since it decreased as a percentage of net revenues, being 32.1% in 2006 and 36.7% in 2005 pro forma primarily due to a higher efficiency of sales channels and the increase in chip sales in the prepaid segment, thereby reducing commissions, partially offset by more acquisitions in the postpaid segment.

General and administrative expenses

General and administrative expenses increased 20.1% to R$954.9 million in 2006 from R$795.2 million in 2005 pro forma. This increase was primarily due to the upturn in IT service costs, combined with expenses from the corporate restructuring, and the implementation of the internal control procedures to meet the requirements of Sarbanes Oxley Regulation.

Other operating expense, net

Other net operating expenses decreased 35.1% to R$198.5 million in 2006 from R$305.9 million in 2005 pro forma. This decrease was primarily due to the reversal of a provision for a PIS/COFINS offset in part by an aggregate increase in various categories of other operating income.

Net financial expense

We had net financial expense of R$343.0 million in 2006, which represented a 7.9% decrease from R$372.6 million in 2005 pro forma. This expense was primarily due to accrued expenses on loans and financing and taxes over financial operations.

Net non-operating income (expense)

Net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets, and write-offs of fixed assets. We had net non-operating income of R$2.5 million in 2006 compared to net non-operating expense of R$5.5 million in 2005 pro forma. The net non-operating income in 2006 was due to the sale of fixed assets.

Income and social contribution taxes

We recorded income and social contribution tax expense of R$168.8 million in 2006, compared to an expense of R$160.9 million in 2005 pro forma. The 2006 balance includes the write-off of the deferred tax assets of R$75 million (nil in 2005).

Loss

Our loss in 2006 was R$301.7 million, representing an decrease of 69.5% from R$989.5 million in 2005 pro forma, primarily reflecting the increase in our operating income.

Results of Operations for the Pro Forma Year Ended December 31, 2005 Compared to the Pro Forma Year Ended December 31, 2004

Operating revenues

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

The following table sets forth certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2005 pro forma and 2004 pro forma:

	Year ended December 31,				Percentage change
	2005 as adjusted	2005 (1) pro forma as adjusted	2004 as adjusted	2004 (1) pro forma as adjusted	2005 pro forma-2004 pro forma
	(in millions of reais)
Statement of Operations Data:
Brazilian GAAP
Monthly subscription charges	258.6	531.8	358.2	538.8	-1.3%
Usage charges	1,664.5	4,406.1	1,246.6	2,897.5	52.1%
Interconnection charges	940.3	2,484.8	822.6	2,118.9	17.3%
Long distance charges	32.8	852.0	203.0	423.1	101.4%
Value-added services	219.0	584.3	118.4	278.6	109.7%
Other service revenues	54.6	103.6	33.6	100.7	2.9%

Gross operating revenues from services	3,169.8	8,962.6	2,782.4	6,357.6	41.0%
Value-added and other taxes relating to services	(668.2)	(1,951.4)	(607.2)	(1,285.2)	51.8%
Discounts on services	(70.9)	(216.1)	(54.5)	(160.9)	34.3%

Net operating revenues from services	2,430.7	6,795.1	2,120.7	4,911.5	38.4%

Sales of mobile handsets and accessories	733.5	2,270.1	646.8	1,817.5	24.9%
Value-added and other taxes on handset sales	(166.3)	(557.9)	(123.2)	(392.3)	42.2%
Discounts on handset sales	(79.7)	(139.2)	(79.7)	(82.9)	67.9%

Net operating revenues from sales of mobile handsets and accessories	487.5	1,573.0	443.9	1,342.3	17.2%

Total net operating revenues	2,918.2	8,368.1	2,564.6	6,253.8	33.8%

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our net operating revenues increased 33.8% to R$8,368.1 million in 2005 pro forma from R$6,253.8 million in 2004 pro forma. The growth in revenues resulted principally from the 54.2% growth in our average customer base, reflected in substantial increases in usage charges, long distance charges, interconnection charges and value-added services. The increase in value-added services was also due to greater demand for GPRS, with the additional benefit of EDGE technology. These innovations and the enhanced data enabled handsets have stimulated the use of data and multimedia services by our customers, and have contributed to a steady growth in our revenues for value-added services.

In 2005 pro forma, our average number of customers, calculated as the simple mean of monthly averages, increased 54.2% to 16.9 million, compared to 10.9 million customers in 2004 pro forma. Average monthly revenue per customer decreased 12.1% to R$34.2 in 2005 pro forma, compared to R$38.9 in 2004 pro forma. This decrease was primarily a result of strong growth, particularly in the prepaid segment, in penetration among Brazil’s less affluent citizens who historically have had lower usage, and are therefore lower revenue customers.

Monthly subscription charges

Our revenues from monthly subscription charges decreased 1.3% to R$531.8 million in 2005 pro forma from R$538.8 million in 2004 pro forma, due to the migration of some postpaid subscribers to lower monthly subscription charges plan. The following table shows the total average number of our customers using postpaid and prepaid plans during 2005 pro forma and 2004 pro forma.

	Year Ended December 31,
	2005 (pro forma)	2004 (pro forma)
Average number of customers using post-paid plans(1)	3,462,371	2,563,385
Average number of customers using pre-paid plans(1)	13,417,080	8,381,855

Total number of customers(1)	16,879,451	10,945,240

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

Usage charges

Our revenue from usage charges was R$4,406.1 million in 2005 pro forma, an 52.1% increase from R$2,897.5 million in 2004 pro forma, due primarily to the 54.2% expansion of our average customer base.

The volume of outgoing minutes used by our customers in 2005 pro forma was 9.9 billion, representing a 62.3% increase from 6.1 billion in 2004 pro forma.

The total average monthly minutes of billed use per customer, or MOU, for 2005 pro forma and 2004 pro forma was as shown in the following table:

	Year ended December 31,
	2005 (pro forma)	2004 (pro forma)
Average incoming MOU during the year	42	52
Average outgoing MOU during the year	50	48

Average total MOU during the year	92	100

We believe the decrease in the average total MOU in 2005 pro forma from 2004 pro forma was due to strong growth, particularly in the prepaid segment, in penetration among Brazil’s less affluent citizens who historically have had lower usage.

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. No payments are made to us to the extent that offsetting charges between us and any other mobile service provider for local calls, i.e., those within the same home registration area, falls within a band of 45% to 55% of the aggregate charges between us and the other provider for a given month.

Our interconnection revenues were R$2,484.8 million in 2005 pro forma, a 17.3% increase from R$2,118.9 in 2004 pro forma. This increase resulted primarily from an increase of 54.2% in our average customer base and a 4.5% increase in our interconnection rate which became effective at various dates between July and September 2005 for our different areas of operation.

Long distance charges

Our revenues from long distance charges increased 101.4% to R$852.0 million in 2005 pro forma from R$423.1 million in 2004 pro forma, due to the increased use of long distance service in Brazil and an increase in our subscriber base, facilitating the use of our long distance service through ease of selection and service packages.

Value-added services

Our value-added services revenues increased 109.7% to R$584.3 million in 2005 pro forma from R$278.6 million in 2004 pro forma. The increase in these revenues is principally due to the increased usage of short messaging services or text messaging, which represent the major portion of value-added services revenues.

Other service revenues

Our revenues from other services increased 2.9% to R$103.6 million in 2005 pro forma from R$100.7 million in 2004 pro forma. This increase was mainly caused by an increase in site sharing revenues (increased 15.3% to R$69.9 million in 2005 pro forma from R$60.6 million in 2004 pro forma). Revenues from other services principally include revenues from site sharing, account transfers, changing numbers, charges that a customer pays when migrating from postpaid to prepaid plans and credits due and co-billing services, which occur when we bill one of our customers on behalf of another long distance service provider for services rendered to our customer by that carrier.

Sales of mobile handsets and accessories

Our sales of mobile handsets increased 24.9% to R$2,270.1 million in 2005 pro forma from R$1,817.5 million in 2004 pro forma due primarily to the growth in our customer base in 2005 pro forma, when 7.3 million handsets were sold compared to 6.3 million in 2004 pro forma.

Value-added and other taxes

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which is imposed at rates between 7% and 17%. Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales increased 49.6% from 2004 pro forma to 2005 pro forma, due primarily to an increase in our operating revenue from services and handset sales.

Discounts

Our discounts on services and handset sales increased 45.7% to R$355.3 million in 2005 pro forma, compared to R$243.8 million in 2004 pro forma. This increase was due primarily to strong competitive pressure to offer discounts on services and handset sales during 2005.

Costs of services and goods

Our cost of services and goods increased by 16.5% in 2005 pro forma from 2004 pro forma, due primarily to costs related to network coverage expansion and increased GSM capacity, reflected in a 29.1% increase in circuit leasing and related expenses, a 25.9% increase in interconnection expenses, a 36.2% increase in materials and services, a 23.2% increase in personnel expenses and a 33.2% increase in depreciation and amortization expenses, which was partially offset by a 0.9% decrease in cost of handsets and accessories sold. Costs of services and goods were 55.3% of our net operating revenues in 2005 pro forma compared to 63.5% for 2004 pro forma; such decrease was primarily due to the benefits of scale attributable to the increase in our customer base.

The following table sets forth the composition of costs of services and sales of mobile handsets, as well as the percentage change, in 2005 pro forma from 2004 pro forma:

	Year ended December 31,				Percent change
	2005 as adjusted	2005 (1) pro forma as adjusted	2004 as adjusted	2004 (1) pro forma as adjusted	2005 pro forma-2004 pro forma
	(in millions of reais)
Statement of Operations Data:
Brazilian GAAP
Depreciation and amortization	383.4	1,121.2	355.6	841.6	33.2%
Interconnection expenses	174.3	793.1	209.0	629.8	25.9%
Circuit leasing and related expenses	185.5	592.6	141.8	459.0	29.1%
Materials and services	72.6	259.8	56.1	190.8	36.2%
Personnel	26.9	123.7	23.2	100.4	23.2%
FISTEL tax and other	3.4	18.1	3.1	15.2	19.1%

Total cost of services	846.1	2,908.5	788.8	2,236.8	30.0%
Cost of handsets and accessories sold	536.5	1,719.8	513.7	1,735.1	-0.9%

Total costs of services and goods	1,382.6	4,628.3	1,302.5	3,971.9	16.5%

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Depreciation and amortization

Our depreciation and amortization expenses increased 33.2% to R$1,121.2 million in 2005 pro forma from R$841.6 million in 2004 pro forma, due primarily to the expansion of our network and information technology infrastructure.

Interconnection expenses

Our interconnection expenses consist of amounts paid to fixed-line and other mobile service providers for completion on their networks of calls originating on our network as well as our payments to other mobile service providers of roaming fees we collect. We do not make payments in the event that offsetting charges with another provider fall within a band of 45% to 55% of the aggregate charges between us and the other provider for a given month.

Interconnection costs increased 25.9% to R$793.1 million in 2005 pro forma from R$629.8 million in 2004 pro forma, due primarily to increased minutes of usage.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to primarily Brasil Telecom, Telemar, Embratel and Telefónica for use of circuits interconnecting our radio base stations and switching centers and connecting our network to all the other operator’s networks.

Circuit leasing and related expenses increased 29.1% in 2005 pro forma to R$592.6 million from R$459.0 million in 2004 pro forma. This increase was primarily due to the increase in lease lines and radio sites due to the expansion of our network.

Materials and services

Materials and services costs increased 36.2% to R$259.8 million in 2005 pro forma from R$190.8 million in 2004 pro forma, primarily due to the increased capacity and coverage of the GSM network, which increased maintenance costs and third party costs.

Personnel

Our personnel costs increased 23.2% to R$123.7 million in 2005 pro forma from R$100.4 million in 2004 pro forma. This increase was primarily due to a 30.2% increase in the size of our workforce.

FISTEL tax and other

Our FISTEL tax and other costs increased 19.1% to R$18.1 million in 2005 pro forma from R$15.2 million in 2004 pro forma, due primarily to the installation of a large number of base stations installed in 2005 pro forma compared to 2004.

Costs of handsets and accessories sold

Our cost of handsets and accessories sold in 2005 pro forma decreased 0.9% to R$1,719.8 million from R$1,735.1 million in 2004 pro forma. This decrease was due primarily due to the reduction of the per unit cost of handsets, which was in part due to the favorable impact of exchange rates.

Gross profit margins

The following table sets forth our gross profits, as well as the percentage change from 2005 to 2004 on a pro forma basis:

	Year ended December 31,				Percent change
	2005 as adjusted	2005 (1) pro forma as adjusted	2004 as adjusted	2004 (1) pro forma as adjusted	2005 pro forma-2004 pro forma
	(in millions of reais)
Statement of Operations Data:
Brazilian GAAP
Net operating revenues from services	2,430.7	6,795.1	2,120.7	4,911.5	38.4%
Cost of services	(846.1)	(2,908.5)	(788.8)	(2,236.8)	30.0%

Gross profit from services	1,584.6	3,886.6	1,331.9	2,674.7	45.3%
Net operating revenues from sales of mobile handsets and accessories	487.5	1,573.0	443.9	1,342.3	17.2%
Cost of goods	(536.5)	(1,719.8)	(513.7)	(1,735.1)	-0.9%

Gross loss from sales of mobile handsets and accessories	(49.0)	(146.8)	(69.8)	(392.8)	-62.6%

Gross profit	1,535.6	3,739.8	1,262.1	2,281.9	63.9%

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our gross profit margin (gross profit as a percentage of net revenues) from services increased from 54.5% in 2004 pro forma to 57.2% in 2005 pro forma. This increase resulted primarily from the increase in revenues with a lower rate of increases in costs.

Our negative gross margin for sales of mobile handsets and accessories decreased from 29.3% in 2004 pro forma to 9.3% in 2005 pro forma. We engage in sales of handsets, often with special promotions at particular times of the year, to increase the number of customers and generate demand for our services. The decrease in negative gross margin in 2005 pro forma was due primarily to a decrease in subsidies.

Our overall gross profit margin increased from 36.5% in 2004 pro forma to 44.7% in 2005 pro forma. This resulted from an increase in gross profit margin on services and a decrease in negative gross margin for handset sales.

Operating expenses

The following table sets forth our operating expenses, as well as the percentage change from year to year of each component, for 2005 and 2004 on a pro forma basis:

	Year ended December 31,				Percent change
	2005 as adjusted	2005 (1) pro forma as adjusted	2004 as adjusted	2004 (1) pro forma as adjusted	2005 pro forma-2004 pro forma
	(in millions of reais)
Statement of Operations Data:
Brazilian GAAP
Operating expenses:
Selling expenses	798.1	3,067.7	647.3	2,191.5	40.0%
General and administrative expenses	185.9	795.2	182.4	613.8	29.6%
Other operating expenses, net	75.8	305.9	48.9	373.3	-18.1%

Total operating expenses	1,059.8	4,168.8	878.6	3,178.6	31.2%

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our total operating expenses increased 31.2% to R$4,168.8 million in 2005 pro forma from R$3,178.6 million in 2004 pro forma. This increase resulted from an increase in selling expenses and general and administrative expenses, offset in part by a decrease in other net operating expenses.

Selling expenses

Our selling expenses increased 40.0% to R$3,067.7 million in 2005 pro forma from R$2,191.5 million in 2004 pro forma. This increase was primarily due to increased commissions and other costs associated with our 30% increase in gross additions of customers.

General and administrative expenses

Our general and administrative expenses increased 29.6% to R$795.2 million in 2005 pro forma from R$613.8 million in 2004 pro forma. This increase was primarily due to maintenance and third-party services.

Other operating expense, net

Our other net operating expenses decreased 18.1% to R$305.9 million in 2005 pro forma from R$373.3 million in 2004 pro forma. This decrease was primarily due to the reversal of a provision for a tax liability offset in part by an aggregate increase in various categories of other operating income.

Net financial income (expense)

Net financial expense increased 84.9% to R$372.6 million in 2005 pro forma from R$201.5 million in 2004 pro forma. This increase was primarily due to increased interest payments attributable to an increase in outstanding indebtedness of R$1.3 billion incurred to expand our network and fund working capital needs.

We had loans and other financing with principal amounts outstanding of R$1,819.6 million as of December 31, 2005 on a pro forma basis and R$593.5 million as of December 31, 2004 on a pro forma basis.

Net non-operating income (expense)

Our net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets, and write-offs of fixed assets. We had net non-operating expense of R$5.5 million in 2005 pro forma compared to net non-operating expense of R$12.1 million in 2004 pro forma.

Income and social contribution taxes

We recorded income and social contribution tax expense of R$160.9 million in 2005 pro forma, compared to an expense of R$106.6 million in pro form 2004. This increase was primarily due to in the increased operating profits in certain of our subsidiaries which was not offset by operating losses at our other subsidiaries.

Minority interests

Minority interests reflect the participation of minority shareholders in TIM Participações’ subsidiaries’ net income or loss, as the case may be. Minority interest participation in the net income of TIM Participações’ subsidiaries in 2005 pro forma was R$21.5 million, compared to R$70.1 million in. This decrease was due to the exchange of shares of minority shareholders of TIM Nordeste Telecomunicações and TIM Sul for our shares, which eliminated any minority interests, on May 30, 2005.

Loss

Our loss in 2005 pro forma was R$989.5 million, representing a decrease of 23.1% in the loss of R$1,287.0 million in pro forma in 2004, primarily reflecting an increase in our operating income.

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

We expect to fund our capital expenditures and distributions to our shareholders in 2006 with cash from operating and investing activities. Our management expects cash from operations to be sufficient to satisfy our liquidity requirements in 2007 and for the periods of 2008 and 2009. In the event that cash from such sources were to fall short of our expectations, we would seek to compensate for such shortfall through a combination of financing and reduction of both capital expenditures and distributions to shareholders. Distributions to our shareholders, however, cannot fall below minimum thresholds required by Brazilian corporate law. See “Item 8A. Financial Information—Consolidated Statements and Others Financial Information—Dividend Policy.”

Sources of Funds

Cash from operations

Our cash flows from operating activities were R$1,772.0 million in 2006, compared to R$359.4 million in 2005 pro forma. At December 31, 2006, we had working capital of R$307.9 million, compared to working capital of R$833.4 million in 2005 pro forma.

Financial Contracts

We and our subsidiaries are parties to the following material financial contracts:

•

Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2006, including accrued interest, was R$18.3 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $30 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•

Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2006, including accrued interest, was R$87.0 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $128.0 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•

Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of December 31, 2006, including accrued interest, was R$91.6 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $149.8 million promissory note by TIM Nordeste, with Tim Brasil as the guarantor of such promissory note.

•

Credit Agreement, dated as of November 22, 2000, among BNDES, as lender, TIM Nordeste, as borrower, and Tim Brasil, as guarantor, in the total principal amount of R$35.8 million outstanding as of December 31, 2006. Under this loan, which matures on January 1, 2008, R$29.8 million of the total amount bears interest at a fixed rate of 3.50% plus the long term interest rate (“TJLP”), which was 6,85% per annum on December 31, 2006. The remaining R$6.0 millions is adjusted according to a “BNDES currency basket” consisting mainly of the US. dollar plus a 3.50% spread related to the BNDES foreign funding costs (Res. 635/87). On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$35.9 million.

•

Credit Agreement, dated as of November 28, 2000, among Bradesco, Unibanco, Banco Alfa, Itau BBA, as lenders, TIM Nordeste, as borrower, and Tim Brasil., as guarantor, in the principal amount of R$83.4 million outstanding as of December 31, 2006. Under this loan, which matures on January 1, 2008, R$69.5 million of the total principal amount bears interest at a fixed rate of 4.00% plus the TJLP, which was 6.85% per annum on December 31, 2006. The remaining R$13.9 million of principal is adjusted according to a “BNDES currency basket” consisting mainly of the US. dollar plus a 4,00% spread related to the BNDES foreign funding costs (Res. 635/87). On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$83.8 million.

•

Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and Tim Brasil as guarantor, in the principal amount of R$1,123.5 million outstanding as of December 31, 2006. The agreement, which matures on August 15, 2013 bears interest at a fixed rate of 4.2% plus the TJLP, which was 6.85% per annum on December 31, 2006. On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$1,137.2 million.

•

Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, TIM Celular, as borrower, and Unibanco, as guarantor, in the principal amount of R$ 50.2 million outstanding as of December 31, 2006. The agreement, which matures on October 17, 2011, bears interest at a fixed rate of 3% plus the TJLP, which was 6.85% per annum on December 31, 2006. On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$ 51.1 million. In connection with this agreement, Unibanco issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•

Credit Agreement, dated as of August 26, 2005, among HSBC, ABN Amro, Bradesco, Banco do Brasil, Itau, Santander, BNP Paribas, Unibanco, Banco Votorantim, Societé Generale, as lenders, TIM Celular, as borrower, and Tim Brasil, as guarantor, in the principal amount of R$ 600.0 million outstanding as of December 31, 2006. The agreement, which matures on August 10, 2009, bears interest at a variable rate of 0.9% above the CDI interest rate. On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$ 628.2 million.

•

Several facility agreements (“Compror”), contracted and disbursed between January and March 2006, among TIM Celular, as borrower, and Banco do Brasil, Unibanco, Itau BBA, Santander, and ABN AMRO, as lenders, in the total principal amount of R$599.2 million. The total outstanding amount as of December 31, 2006 was R$ 63,3 million, including accrued interest. The agreements, which the last mature will be on January 2007, are denominated in foreign currencies (USD an JPY) bearing interests of 4.5% p.a. (USD) and 0.10% p.a. (JPY). Otherwise, for each disbursement was contracted a swap (CCIRS), bringing the final average cost to 109% of the CDI. No guarantees were offered for these loans.

•

Credit Agreement, dated as of January 7, 2002, among Banco BBA Creditanstalt S.A., as lender, and TIM Celular, as borrower, in the principal amount of R$1.6 million outstanding as of December 31, 2006. This loan bears interest at a fixed rate of 3.3% per annum plus the CDI. On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$1.7 million. This loan matures on January 7, 2007. As a guarantee, TIM Celular issued a promissory note guaranteed by TIM Brasil Participações S.A. equal to 130% of the total disbursement.

See note 15 to our consolidated financial statements for a further description of such financing agreements. See note 32 to our consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” for a discussion regarding our exposure to foreign currency fluctuations and our hedging activities.

On December 31, 2006, we had R$2,198 million outstanding in loans and financings, including accrued interest, compared to R$1,845 million on December 31, 2005 pro forma.

Uses of Funds

Principal uses of funds during the three-year period ended December 31, 2006, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets, including accounts payable, for the years ended December 2006, 2005 pro forma and 2004 pro forma totaled R$937.5 million, R$1,089.2 million and R$1,305.0 million, respectively. Dividend payments to our shareholders and subsidiary minority interest during the years ended December 31, 2006, 2005 pro forma and 2004 pro forma totaled R$114.9 million, R$92.8 million and R$89.0 million, respectively. Funds used for loan payments for the years ended December 31, 2006, 2005 pro forma and 2004 pro forma totaled, respectively, R$1,070.7 million, R$275.7 million and R$303.4 million. See note 38 to our consolidated financial statements.

Investments in Fixed Assets

Our capital expenditures in 2006, 2005 pro forma and 2004 pro forma, capital expenditures related primarily to:

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2006, 2005 pro forma and 2004 pro forma.

	Year ended December 31,
Capital Expenditures Categories	2006		2005 pro forma		2004 pro forma
	(in millions of reais)
Network	R$	819.0	R$	1,579.7	R$	2,273.2
Information technology		412.2		526.4		440.7
Handsets provided to corporate customers (comodato)		314.2		309.3		195.5
Other		42.4		140.1		70.5

Total capital expenditures	R$	1,587.8	R$	2,555.5	R$	2,979.9

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our management has approved planned capital expenditures from 2007 to 2009 in the total amount of R$5.7 billion for expenditures relating to our subsidiaries. Most of the planned 2007 capital expenditures relate to the expansion of the capacity and quality of our GSM network and development of information technology systems. See “Item 4A. Information on the Company—History and Development of the Company—Capital Expenditures.”

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law. Based on its bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend each year ended December 31, provided that there are funds available for distribution.

For the purposes of the Brazilian Corporation Law, and in accordance with the Company’s By-Laws, “adjusted net income” is an amount equal to the net profit adjusted to reflect allocations to or from: (i) the legal reserve, and (ii) a contingency reserve for probable losses, if applicable.

Preferred shares are nonvoting but take priority on (i) capital reimbursement, at no premium; and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock by the total number of shares issued by the Company.

In order to comply with the latest amendment to Brazilian Corporate Law (Law No. 10,303/01), the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive dividends corresponding to 3% (three percent) of shareholders equity, based on the balance sheet most recently approved, whenever the dividend established according to this criteria exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Despite the Company’s losses for the year ended December 31, 2006, the Company’s management proposed realizing part of the Reserve for Expansion in the amount of R$450,763 thousand, in order to distribute dividends. The preferred dividends proposed were calculated based on an annual 6% payment, on the total obtained from dividing the capital stock representing preferred shares by the total number of the same class of shares issued by the Company. Additionally, under article 47 of the Company’s bylaws, the Company proposed to adopt the same payment criteria for common shares.

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2006, 2005 and 2004.

Dividend Distribution (1)	Year ended December 31,
	2006		2005		2004
	(in millions of reais)
Dividends	R$	58.5	R$	53.9	R$	75.0
Interest on shareholders’ equity	R$	56.4	R$	38.9	R$	14.0

Total distributions	R$	114.9	R$	92.8	R$	89.0

(1)	Amounts already paid by the Company to its shareholders

Our common shareholders approved on April 12, 2007 the distribution of a total of R$450.7 million to our shareholders in respect of 2006 year. Our common shareholders approved on March 7, 2006 the distribution of a total of R$132.5 million to our shareholders in respect of 2005 income, as dividends and interest on shareholders’ equity. The amount distributed, net of taxes, was R$122.0 million. Our common shareholders approved on March, 2005 the distribution of a total of R$72.6 million to our shareholders in respect of 2004 income as dividends and interest on shareholders’ equity.

C. Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

D. Trend Information

Customer Base and Market Share

The customer base presented a strong growth, reflecting the excellent position and image of TIM in the markets where it operates. At year-end, TIM had 25.4 million customers, a 26.0% growth year-over-year, equivalent to a 25.4% market share, as compared to 23.4% at the end of 2005. In 2006, the Company reassured the leadership in incremental market share, closing the year with 38.2% of total net additions in the Brazilian market. Postpaid subscriber base increased 33.4% over 2006, outperforming by 17.1% the national average, increasing the share of these customers in the total base from 20.1% in 2005 to 21.3% in 2006 – the highest proportion of postpaid customers in the domestic market. It is important to note that, at year-end, 90.8%, or 23.1 million, of TIM’s total customer base was already using the GSM technology.

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

Change of Mix Between Postpaid and Prepaid Customers

Clients using postpaid services constituted 21.3% of our customer base on December 31, 2006 compared to 20.1% on December 31, 2005 pro forma. Until the end of 2006, the proportion of our customers representing postpaid customers increased steadily due in part to the increased purchasing power of the less affluent residents of Brazil that resulted from macroeconomic trends in Brazil and in part to the intensive marketing efforts directed at these customers in 2005 and, to a lesser extent, in 2006, which we believe was necessary to establish the subscriber base scale needed to support our expansion to a nationwide mobile network. We will continue to focus our marketing efforts on the higher revenue postpaid customers to partially offset the effect on our ARPU and profit margins of increases in prepaid customers.

Average Revenue Per User (ARPU) Per Month

We face the challenge of maintaining a relatively stable ARPU after experiencing decreases of 3.2% from R$34.2 for 2005 pro forma, to R$33.1 in 2006. These decreases in ARPU are primarily the result of a disproportionate increase in lower revenue prepaid customers, who accounted for approximately 78.7% of our customer base, during those periods. We are seeking to maintain a relatively stable ARPU by focusing on higher revenue customers through our targeted customer segmentation marketing approach and offering high quality services. If we are able to continue to maintain a relatively high ARPU, it would allow us to maintain strong revenue even if growth in the Brazilian mobile market slows.

Increased revenues from value-added services are also expected to contribute to maintaining our ARPU levels even if our proportion of prepaid customers increases. Our revenues from the use of value-added services represented only 7.5% and 6.5% of our gross service revenues for the year ended December 31, 2006 and 2005 pro forma, respectively. However, revenue from value-added service increased approximately 51.7% for the year ended December 31, 2006 compared to the year ended December 31, 2005 pro forma. We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues. As the provision of value-added services has a relatively low marginal cost, we anticipate that value-added services will contribute to the growth of our operating margins.

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

In 2006, the Brazilian telecommunications market exhibited a more rational approach to acquiring new customers with a reduced emphasis on subsidies and zero-interest financing for prepaid handsets and an increased emphasis on customer retention. Our acquisition cost per new gross customer added was R$145.0 for the year ended December 31, 2006, compared to R$158.0 for the year ended December 31, 2005, respectively reflectiong the drastic reduction in the prepaid segment and the increase in chip sales, which encourages the recharge mechanism, increasing service usage.

In addition to competition from other traditional mobile telecommunications service providers, the level of competition from fixed-line service providers has increased, and we expect will continue to increase, as fixed-line service providers attempt to attract subscribers away from mobile service based on price and package offers that bundle multiple applications such as voice services (mobile and fixed-line), broadband and other services. Technological changes in the telecommunications field, such as the development of third generation, or 3G, and VOIP, are expected to introduce additional sources of competition. It is also expected that Anatel will auction licenses to provide mobile telecommunications services over additional bandwith frequencies to accommodate these emerging technologies.

The scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See “Item 3D. Key Information—Risk Factors” and “Item 4B. Business—Competition.”

Decreasing Network Investment

We made a substantial investment in expanding our GSM network in 2004 pro forma, and to a lesser extent in 2005 pro forma and 2006, increasing the number of radio base stations in our GSM network by 5%, 9.3% and 34.5% in 2006, 2005 pro forma and 2004 pro forma, respectively. With our geographic coverage of the Brazilian urban population at approximately 91% as of December 31, 2006 and approximately 90.8% of our customers using GSM technology as of the same date, we expect to invest significantly less in our network over the next several years. We will, however, continue to invest in selectively expanding our coverage of the Brazilian population, focusing on the quality of coverage we provide in major metropolitan areas by augmenting our coverage in buildings, tunnels and major roads and on increasing capacity across our network to ensure it remains capable of absorbing high call volume in high usage areas. GSM is viewed as good pathway to more advanced technologies, and we expect relatively limited further investment will be required to make our current network capable of supporting emerging technologies such as 3G, 3.5G and High Speed Downlink Packet Access, or HSDPA.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of December 31, 2006:

	Payments due by Period (in thousands of reais)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	2,173.7	294.0	1,071.7	466.7	341.3
Operating leases(1)	1,104.6	203.6	433.0	468.0	—

Total(2)	3,278.3	497.6	1,504.7	934.7	341.3

(1)	The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty. See note 19 to our Consolidated Financial Statements.
(2)	Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations.

In 2007, we expect to have approximately R$2.2 million in capital expenditures relating to our subsidiaries. Most of the planned 2007 capital expenditures relate to the expansion of the capacity and quality of our GSM network and development of information technology systems. See “Item 4A. Information on the Company—History and Development of the Company—Capital Expenditures.”

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan (the “Telebrás Pension Plan”) that covered the employees of the Telebrás System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup. We are contingently liable, jointly and severally with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan (the “PBS Plan”) that covers only those former employees of Telebrás who continued to be employed by us after December 1999. We are also contingently liable for the unfunded obligations of the PBS Plan with respect to our employees participating in this plan. See note 33 to our consolidated financial statements.

In November 2002, we created a separate defined contribution plan (the “TIMPREV Pension Plan”). Migration to this plan was optional for employees linked to the PBS Plan. Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS Plan. We are also contingently liable for the unfounded obligations of the TIMPREV Pension Plan with respect to our employees participating in this plan. See note 33 to our consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors is comprised of three to seven members, serving for terms of two years each with the possibility of re-election.

Our directors’ duties and responsibilities are set forth by Brazilian law, our Estatutos Sociais (“by-laws”) and our Política de Divulgação de Informações, as determined by CVM Instrução No. 358. All decisions taken by our Board of Directors are registered in the books of the Board of Directors’ meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings when discretionarily called by the chair, by two directors or by the Chief Executive Officer. The chair of the Board of

Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee or a compensation committee.

Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy and the Code of Ethics, issued by the Company.

The following are the members of the Board of Directors and their respective positions.

Name	Position	Date Assumed Office
Giorgio della Seta Ferrari Corbelli Greco	Chairman	April 12, 2007
Mario Cesar Pereira de Araujo	Director	April 12, 2007
Francesco Saverio Locati	Director	April 12, 2007
Stefano Ciurli	Director	April 12, 2007
Mailson Ferreira da Nóbrega	Director	April 12, 2007
Josino de Almeida Fonseca	Director	April 12, 2007
Isaac Selim Sutton	Director	April 12, 2007

Mr della Seta, Mr. Araujo, Mr. Locati, Mr. Ciurli, Mr. Nóbrega, Mr. Fonseca and Mr. Sutton were elected to their respective offices at the Annual Shareholders’ Meeting held in 2007. Mr. Nóbrega, Mr. Fonseca and Mr. Sutton are the members of the Board of Directors qualified as independent directors according to Brazilian independence standards. They are scheduled to be re-elected or replaced at the Annual Shareholders’ Meeting to be held in 2009. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Giorgio della Seta Ferrari Corbelli Greco. Mr. della Seta has been a member of our Board of Directors since March 2006. He was the chairman of the board of directors of Telecom Itália Latin America from 2002 to 2004 and a member of the board of directors of TIM – Telecom Itália Mobile S.p.A. since 2004. Mr. della Seta has also served as the President of Pirelli S.A. since 1995 and President of Telecom Itália Latin America since 2006. Mr. della Seta holds a PhD in law from the University of Milan in Italy.

Mario Cesar Pereira de Araujo. Mr. Araujo has been our Chief Executive Officer since May 4, 2006. He has also served as a member and chairman of several boards, including TIM Brasil Serviços e Participações S.A. and TIM Celular S.A., among others. He has also been the Chief Executive Officer and Technology Officer of Tele Nordeste Celular since April 2003. From 1998 to 1999, he served as Chief Executive Officer of Tele Centro Oeste Celular. He holds a degree in electrical engineering from Universidade Federal do Rio de Janeiro – UFRJ.

Francesco Saverio Locati. Mr. Locati has been a member of our Board of Directors since April 2007. He has also been serving as the Company’s General Officer (COO) since July, 2006. He was hired by Telecom Italia in 2001 as the responsible for the Customer Operations. He worked at Infostrada from 1998 to 2001, as the responsible for the activities of Customer Care and Billing. Mr. Locati holds a degree in physics from the University “La Sapienza” of Rome.

Stefano Ciurli. Mr. Ciurli has been a member of our Board of Directors since April 2007. He has also served as Mobile Controller of TIM Group. Mr. Ciurli has been responsible for International Support in 2006 concerning Brazil, Argentina, Bolívia and Turkey. He has been TIM Group CFO from 2003 to 2006. Mr. Ciurli has a degree in economics and commerce at LUISS University.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our Board of Director since April 2007. He is an economist and, held the position of Minister of Finance from 1988 to 1990 after building an extensive career at Banco do Brasil and in the public sector, in which the following positions stand out: Technical Consultant and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce and Secretary General of the Ministry of Finance. He performed as the Chief Executive Officer of the European Brazilian Bank—EUROBRAZ, in London. Mr. Nóbrega is also member of the Board of Directors of the following companies: Abyara Planejamento Imobiliário, CSU Cardsystem S.A., Grendene S.A., Portobello S.A., Rodobens Negócios Imobiliários S.A. and Veracel Celulose S.A. Mr. Nóbrega was also a member of our Fiscal Committee in 2004 and in 2005.

Josino de Almeida Fonseca. Mr. Fonseca has been a member of our Board of Directors since April 2007. He performed as member of the Board of Directors of other Brazilian companies such as Oxiteno S.A. and TESS S.A. He held the position of General Officer of Sogeral Finance Group and Investibanco Financial Group, as well as Chief Financial Officer of Cia. Internacional de Seguros and Banco Crefisul de Investimento. Mr.

Fonseca was also a member of our Fiscal Committee (from May 2005 through April 2007) and the Fiscal Committee of Tele Nordeste Celular Participações S.A. and Tele Celular Sul Participações S.A. (from April 2004 through May 2005). In addition to that, he discharged duties in the Brazilian Ministry of Planning and the National Department of Highways. Mr. Fonseca holds a degree on civil engineering from Universidade Federal do Rio de Janeiro and has an MBA in Finance from the IBMEC.

Isaac Selim Sutton. Mr. Sutton has been a member of our Board of Directors since April 2004. Mr. Sutton is also an officer for Grupo Safra since 1994 and has been a member of the Board of Directors of other Brazilian companies such as Aracruz Celulose S.A., Telemig Celular S.A., Companhia Eletromecânica Celma S.A. and Gevisa S.A. Mr. Sutton was also a member of our Fiscal Committee and the Fiscal Committee of Tele Nordeste Celular Participações S.A. He holds a degree in economics from Universidade de São Paulo (USP).

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

In accordance with the approval of our shareholders in an extraordinary meeting held on June 05, 2006, our Board of Executive Officers will be composed of at least two and no more than six members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (i) Chief Executive Officer, (ii) General Officer, (iii) hief Financial and Investor Relations Officer, (iv) Supply Officer, (v) Human Resources Officer, (vi) Legal Officer. Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Executive Officers and their respective positions:

Name	Position	Date Assumed Office
Mario Cesar Pereira de Araujo	Chief Executive Officer	May 4, 2006
Francesco Saverio Locati	General Officer	July 21, 2006
Stefano De Angelis	Chief Financial Officer and Investors Relations Officer	May 4, 2006
Cláudio Roberto de Argollo Bastos	Supply Officer	May 4, 2006
Orlando Lopes Júnior	Human Resources Officer	May 4, 2006
Lara Cristina Ribeiro Piau Marques	Legal Officer	May 4, 2006

Set forth below are brief biographical descriptions of our executive officers.

Mario Cesar Pereira de Araujo. Please find above the brif biografichal description of Mr. Araujo.

Francesco Saverio Locati. Please find above the brif biografichal description of Mr. Locati.

Stefano de Angelis. Mr. de Angelis has been the Chief Financial Officer of TIM Participações S.A. since May 4, 2006. He has been serving as Finance Officer of TIM Group Companies in Brazil, until July 2004. From 2002 to 2004, he was responsible for the planning and control of the operations involving TIM Group (Telecom Italia Mobile S.p.A) in Italy. Mr. de Angelis worked with the Consodata Group Ltd, H.M.C. S.p.A., Stet S.p.A. and Fiat Ge.va. S.p.A. Mr. de Angelis was a member of the board of directors of Stream S.p.A. from April 2000 to June 2000, TV Internazionale S.p.A. (“La7”) from June 2001 to December 2002, MTV Italia S.r.l from April 2002 to December 2002, an executive officer at TVI Montecarlo S.A.M. from April 2002 to November 2002, the CEO of Globo Communication S.A.M., from April 2002 to November 2002, and CEO and executive officer of the Consodata Group Ltd from October 2002 to January 2003. He holds a degree in Economics and Business from Università degli Studi di Rome and an masters degree in Business Administration from the Scuola di Amministrazione Aziendale dell’Università di Torino, Italy.

Cláudio Roberto de Argollo Bastos. Mr. Bastos has been the Supply Officer of TIM Participações S.A. since May 4, 2006. He has also served as the Supply Officer for TIM Brasil S.A. since 2001 and for TIM Peru from June 2004 to February 2005. He gained experience working for Intelig Telecomunicações Ltda, Ethyl/Texaco, A.Araujo S.A. Engenharia and Interancional de Enga S.A. from 1985 to 2001. He holds a degree in Chemical Engineering from Universidade Federal Fluminense and attended the Executive MBA in COPPEAD at the Universidade Federal do Rio de Janeiro. Mr. Bastos attended a post-graduate program in telecommunications management at the Fundação Getúlio Vargas.

Orlando Lopes Junior. Mr. Lopes has been the Human Resources Officer of TIM Participações S.A. since May 4, 2006. He served as Human Resources Officer of TIM Celular S.A. since November 2005 and as

Governance Manager from October 2003 to November 2005. He also gained experience serving as Human Resources Officer at Olivetti do Brasil S.A. and Pirelli Energia Cabos e Sistemas do Brasil S.A. Mr. Lopes has also worked for Renault do Brasil S.A., Pepsico do Brasil Ltda. – Pizza Hut and KFC, Indústrias Gessy Lever Ltda, Ford Brasil S.A., among others. He holds a degree in Law from the Faculdades Metropolitanas Unidas and attended a post-graduate program in labor law at the Faculdade de Direito da Universidade de São Paulo (USP).

Lara Cristina Ribeiro Piau Marques. Ms. Marques has been the Legal Counsel of TIM Participações S.A. since May 4, 2006. She also served as the Legal Director for TIM Brasil since July 2004 and Legal Manager for TIM Celular S.A. from February 2003 to July 2004. She was a member of the fiscal committee of Tele Celular Sul Participações S.A., Telepar Celular S.A. and CTMR Celular from 2000 to 2003. She gained experience as the Legal Manager for TIM Nordeste Telecomunicações from October 1998 to January 2003. She holds a degree in Law from the Faculdade de Direito do Distrito Federal and attended a post graduate program in Civil Procedure Law at the Instituto Brasileiro de Processo Civil at the Fundação Getúlio Vargas. She has also completed courses in International Law at the Hague Academy in International Law in Holland, in Labor Law at the Universidade de Brasília, in Tort Law at the Fundação Getúlio Vargas, and has an MBA in Telecommunications from the IBMEC.

Fiscal Committee

The Fiscal Committee consists of three members, two of which are elected by the majority common shareholders and one by the minority preferred shareholders.

The following are the current members of our Fiscal Committee:

Name	Date appointed	Term
Celso Clemente Giacometti	April 12, 2007	1 year
Miguel Roberto Gherrize	April 12, 2007	1 year
Vicente de Paulo Barros Pergoraro	April 12, 2007	1 year

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

Since our April 23, 2004 shareholders’ meeting, we have elected members of the Fiscal Committee who are independent from the Company and its affiliates. At a shareholders’ meeting held on May 6, 2004, we adopted internal by-laws of our Fiscal Committee in order for it to serve also as an alternative structure to an audit committee in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Principal Differences Between the Brazilian and the US. Corporate Governance Practices

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

Executive Sessions

According to Brazilian corporate law, up to one-third of the members of the board of directors can be elected into executive positions. The remaining non management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management.Currently, we have two members of our board of directors also occupying executive positions: Messrs. Mario Cesar Pereira de Araujo and Francesco Saverio Locati.

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

Compensation

For the year ended December 31, 2006, we approved approximately R$8,471 million, in the aggregate, as compensation to our directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this annual report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2006. See “—Stock Option Plan,” for a description of our plan to compensate our employees based on the results of operations. Our executive officers and other managers of the company are eligible to receive an incentive (MBO or “Management by Objectives”) bonus. The general criteria for the MBO bonus are approved by our Board of Directors and provides that eligible executive officers and other managers may receive a multiple of their base salary if they achieve certain pre-established targets.

On the year ended December 31, 2006, each director received R$117,000 and each member of our Fiscal Committee received R$ 112,500.

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

On April 26, 2005, our Board of Directors approved a capital increase within the limits of our authorized capital, in the amount of R$ 2,005, upon the issuance of 595,198 tranches of 1,000 preferred shares, resulting from the exercise of the share purchase options by 24 officers, managers and employees pursuant to our Share Purchase Option Plan.

Our stock option plan expired in April 2005 and has not been renewed by our shareholders.

Share Ownership

The directors and members of our administrative, supervisory and management bodies do not hold, in the aggregate, more than 1% of either the common shares or preferred shares outstanding. As of December 31, 2006, our directors and executive officers, owned, in the aggregate, 3,737 common shares and 3,718 preferred shares.

Our Employees

At December 31, 2006, we had 9,541 full-time employees. The following tables set forth a breakdown of our employees as of December 31, 2006, 2005 pro forma and 2004 pro forma.

	As of December 31,
	2006	2005 (1) pro forma	2004 (1) pro forma
Total number of employees	9,541	9,055	6,959
Number of employees by category of activity
Network	956	935	937
Sales and marketing	3,297	3,185	2,671
Information technology	473	366	329
Customer care	3,726	3,480	2,173
Support and other	1,089	1,089	849

(1)	The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force expire on 2007. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

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

On January 31, 2006, the Board of Directors of the Company approved a proposal of migration of pension plans sponsored by the Company, TIM Sul and TIM Nordeste Telecomunicações at SISTEL to a multi-employer plan administered by HSBC Pension Fund.

Defined Contribution Plan

On August 7, 2006, TIM Participações’ Board of Directors approved the adoption of a supplementary defined contribution plan managed by Itaú Vida e Previdência S.A. for the Company and its subsidiaries. All employees not yet entitled to pension plans sponsored by the Company and its subsidiaries are eligible to this supplementary defined contribution plan.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Of our two classes of capital stock outstanding, only our common shares have full voting rights. The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the common shares or more as of December 31, 2006. The common shares held by TIM Brasil have the same voting rights as the other common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A	638,273,308,522	81.2%
All our officers and directors as a group	3,737	0.000000005%
Total	793,544,276,988	100.0%

*	Represents less than 1%.

TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia. See “Item 4C. Information on the Company—Organizational Structure.”

As of December 31, 2006, there were 37.4 billion preferred shares represented by ADSs. As of such date, the number of preferred shares represented by ADSs represented 67% of the total number of preferred shares outstanding and 62% of our total capital.

B.	Related Party Transactions

As of December 31, 2006, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had inter-company receivables and payables in amounts of R$16.3 million and R$84.0 million, respectively on December 31, 2006. See note 10 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$30 million. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A., TIM Nordeste and TND, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. See “Item 10C. Additional Information—Material Contracts.”

We are also a guarantor of a promissory note issued by TIM Nordeste in the amount of R$127,978 million. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A., TIM Nordeste and TIM, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of April 27, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$85,318 million. See “Item 10C. Additional Information—Material Contracts.”

Agreement between Telecom Italia SpA. and TIM Participações

The agreement, approved by TIM Participações’ Board of Directors at the meeting held on May 03, 2007, aims to enable the Company to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused in adding value to the operations of TIM Participações through:

-	Benefiting from Telecom Italia’s experience and industrial capacity as one of the major players in the European market;

-

The systems/services/processes/best practices that were largely used in the Italian market and may be easily customized for the Brazilian’s through limited investments and mitigated implementation risks;

-	An increase in efficacy and efficiency by adopting in-house solutions that have been widely tested and used.

The agreement’s term is 12 months and the amount to be spent by TIM Participações corresponds to 14,5 million Euros. As customary in transactions of this nature, the Company hired a specialized and independent firm (Accenture do Brasil), which performed an economic appraisal of the agreement. The report prepared by Accenture do Brasil and presented to the Company’s Board of Directors concluded that the amounts established in the agreement are more favorable than market prices.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 17. Financial Statements.”

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

Anatel Administrative Proceedings

In September 2004, Anatel initiated administrative proceedings against TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel for non-compliance with certain of our quality of service obligations under the PCS authorizations in the years 2003 and 2004. We have submitted to Anatel a petition explaining that the non-compliance with certain quality standards was due mainly to the migration from the SMC regime to the PCS regime, the change in the long-distance calling system as well as the overlay of the GSM network. These changes resulted in an out of the ordinary number of calls to the customers’ service number. As a result of theses proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. In 2006, we were also subject to review by Anatel, and new administrative proceedings were brought against us, which mainly focused on alleged noncompliance with quality standards. The result of our defenses in relation to such administrative proceedings are undefined, because they are under proceeding by Anatel. We cannot predict the outcome of these proceedings at this time, but have accrued the amount of R$4.4 million in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

Civil Litigation

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

We have challenged this action vigorously, and after some preliminary decisions by lower courts we have obtained a unanimous decision from the Regional Federal Court of Appeals (“Tribunal Regional Federal”) permitting the migration from SMC to PCS, reserving discussion about the return of the assets to the Federal Government for a later date. Judge extinguished the action. Decision will be compulsory appealable at a superior instance.

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

Litigation Arising Out of Events Prior to the Breakup of Telebrás

Telebrás and its operating subsidiaries, the legal predecessors of the Holding Company and TIM Sul and TIM Nordeste Telecomunicações, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by Telebrás and its operating subsidiaries prior to the effective date of the spin-off of the cellular assets and liabilities of Telebrás and its operating subsidiaries to the TIM Sul and TIM Nordeste Telecomunicações remain with Telebrás and its operating subsidiaries, except for those liabilities for which specific accounting provisions were assigned to TIM Sul and TIM Nordeste Telecomunicações. Any claims against Telebrás and its operating subsidiaries that are not satisfied by Telebrás and its operating subsidiaries could result in claims against TIM Sul and TIM Nordeste Telecomunicações, to the extent that TIM Sul and TIM Nordeste Telecomunicações have received assets that might have been used to settle such claims had such assets not been spin off from Telebrás and its operating subsidiaries.

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

Litigation Related to the Application of PIS and COFINS

In 2001, 2002 and 2004, the Federal Government (“Ministério Público Federal”) filed lawsuits to prevent TIM Sul and TIM Nordeste Telecomunicações from passing along to their respective customers costs regarding PIS and COFINS. See “Item 4B. Information on the Company—Business Overview—Taxes on Telecommunications Goods and Services.” The Federal Government (“Ministério Público Federal”) also claimed that these entities should compensate their customers for these charges by paying each of them an amount equal to double the amount that was individually paid.

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

Litigation Related to the Authorization to Operate in the State of São Paulo

Vivo and Claro brought an action seeking an injunction to annul the grant to TIM Celular by Anatel of its authorization to operate in the State of São Paulo, alleging that the granting of such authorization was improper by seeking to establish that Telecom Itália and Brasil Telecom were related parties at the time the authorization was granted, which would contravene applicable regulations. A preliminary injunction was denied by the lower court and this decision was upheld upon appellate review. This holding is subject to further review by the Brazilian Supreme Court. We believe that the likelihood of an adverse ruling in this matter is remote.

Tax Litigation

Litigation Related to the Payment of Income Tax and CSLL

TIM Nordeste Telecomunicações

We received a tax assessment notice in September of 2003 issued by the Brazilian federal tax authority in the state of Ceará, in the amount of R$12.7 million, relating to (i) corporate income tax (IRPJ) assessments for the period from 1999 to 2001 corresponding to a value of R$8.4 million; (ii) assessments for differences in social contribution on net income tax (CSLL) collections from 1998 to 2001 in the amount of R$3.2 million; and (iii) assessments for differences in PIS and COFINS collections for the period from 1998 to 2002, in the amount of R$0.3 million and R$0.8 million, respectively. The principal grounds of the tax authorities for issuing the tax assessment notice is due to the absence or insufficiency of documentation supporting the appropriate expenditures for TIM Nordeste Telecomunicações.

We are challenging this tax assessment with the appropriate Brazilian tax authorities and a final decision is pending. We believe the risk that we will be required to pay this tax assessment is possible, but not probable. Accordingly, we have not made a provision for this amount.

Litigation Related to the Deduction of Goodwill Paid in the Sistema Telebrás Auction

TIM Nordeste received on October 30th, 2006 tax assessment notices in the total amount of R$ 331,2 million related to the set-off of the premium paid (goodwill) in the Sistema Telebrás auction (acquisition of mobile company’s) against the company’s income, for tax purposes. Such tax assessment notices belong to the same administrative proceeding and are based on the following facts: (a) non tax-deduction of the expense resulted of the goodwill pay-off; (b) non registration of the goodwill exclusion in the book taxable income (LALUR); (c) improper set-off of the debt disallowance and negative tax calculation basis related to the previous fiscal years; (d) overdeduction of the activity profit tax break; (e) previous tax-deduction of the disallowance of the withholding Social Contribution on Net Income (CSLL); (f) improper deduction of the annual monetary adjustment of the prepaid Corporate Income Tax (IRPJ) and (CSLL); (g) fine over the unpayment of IRPJ and CSLL which are due based on a monthly estimative. For several reasons, the firms assisting us believe that we have very good grounds to overrule the assessments, in a way that chances of an unfavorable outcome are classified as possible. Accordingly we have not made any accrual for this amount.

TIM Maxitel

The Brazilian tax authority in the state of Minas Gerais issued five tax assessment notices to TIM Maxitel in March of 2005. Two of these notices relate to corporate income tax (IRPJ) assessments, two refer to social contribution on net income tax (CSLL) assessments, and one refers to an income tax, withheld at the source, on principal (IRRF) assessment, for 2002. In the case of the IRPJ and CSLL notices, the asserted infractions are (i) alleged improper adjustments to net income in determining profits relating to inappropriate adjustments due to monetary variations in swap arrangements; (ii) alleged exclusion of exchange rate variations of foreign debt that were improperly eliminated by us and deducted as an expense from our flow statement; and (iii) the imposition of a penalty based on the argument that the tax should have been collected based on our estimated income. The notice relating to the IRRF assessment alleges that the tax paid was less than the tax due because we calculated income based on net value received and excluded amounts for tax collected, fines for late payments and interest.

We are challenging these tax assessments with the appropriate Brazilian tax authorities and a final determination is pending. The total value of the five tax assessment notices is R$126.9 million. We believe that the amount for which it is probable that we will be required to pay is R$32.8 million and have made provisions in this amount.

Claims Related to the Payment of PIS and COFINS Taxes by TIM Maxitel

In March of 2004, the Brazilian federal tax authority brought two claims against TIM Maxitel, the first relating to the issuance of a PIS tax assessment and the second relating to a COFINS tax assessment. In both cases, the assessments are based on (i) an allegedly incorrect basis for calculating the PIS and COFINS taxes due during the 1999 calendar year, leaving a deficiency between the taxes due and the amounts paid during this period, (ii) an alleged failure to pay taxes due from exchange rate gains from fluctuations in our foreign debt obligations and (iii) an alleged failure to pay PIS and COFINS taxes due based on gains resulting from monetary fluctuations relating to the financing of our concessions.

We are challenging the PIS and COFINS tax assessments before the appropriate administrative bodies. In connection with this dispute, we are required by Brazilian law to provide a guarantee in an amount equivalent to 30% of the stated amount of the assessment. Consequently, we have offered as guarantee real property valued at R$8.8 million. The total amount is dispute is approximately R$31 million. We believe that the likelihood of loss at the administrative level is possible, but that if we are to proceed with judicial recourse, we believe that our likelihood of a loss is remote. Consequently, we do not have reserves for this amount.

Litigation Related to the Application of ICMS

In June 1998, the governments of the individual Brazilian States agreed to construe existing Brazilian tax law in a way to apply ICMS in respect of certain revenues, including cellular activation fees and monthly subscription charges, that had not previously been subject to such taxes. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation and subscription fees charged during the five years preceding June 30, 1998. We believe that the attempt by the state governments to extend the scope of ICMS to services that are supplementary (such as monthly subscription charges) to basic telecommunications services is unlawful because:

•	the state governments acted beyond the scope of their authority;

•	their interpretation would subject to taxation certain revenues, particularly activation fees, that are not considered to be payments for telecommunications services; and

•	new taxes may not be applied retroactively.

It should be noted that certain second level Courts have addressed this issue and ruled that the ICMS is not applicable to services that are supplementary to basic telecommunications services, relieving us from the payment of the ICMS tax on activation fees in certain Brazilian States. In other States we are required to make judicial deposits in connection with the activation fee tax until a final decision is granted on the matter. There have been recent decisions favorable to the operators addressing the fact that certain revenues, including cellular activation fees and subscription charges are not subject to ICMS Tax to date, we have been granted four favorable final decisions relating to the states of Paraná, Sergipe, Alagoas and Rio Grande do Sul. Additionally, the Company has filed lawsuits in the Brazilian States of Pernambuco, Rio Grande do Norte, Pará, Piauí, Ceará, Bahia and Santa Catarina, and been granted favorable second level decisions in most of them. We have not made any accruals in connection therewith.

State of Santa Catarina ICMS Tax Charges

The state of Santa Catarina issued 20 infraction notices against TIM Sul regarding the payment of ICMS tax arising out of various services rendered, including international telecommunication services rendered by Telesc Celular, TIM SUL, from April 1998 to January 2000 and activation and other fees charged by TIM Sul from April 1998 to August 2003. We paid one of the infraction notice in full in 2005. A final determination was reached for 10 of the infraction notices, requiring us to pay the infraction notices in part. A determination for the remaining 9 infraction notices has not yet been reached. The total amount outstanding for the remaining 19 infraction notices is R$95.4 million. We intend to vigorously litigate the remaining infraction notices. We have created a provision in the amount of R$3.8 million with respect to such charges.

Additionally, we have filed a lawsuit pleading the use of the ICMS credits related to the difference of rates on interstate transactions in connection with the purchase and sale of handsets in the states of Santa Catarina and

Paraná. The handsets were acquired from other states, were taxed at a 12% rate, and resold internally in the state of Santa Catarina at a 7% rate from April 1999 to September 2003. The state of Santa Catarina maintains that the credits resulting from this transaction should not be offset by the company. The amount involved is approximately R$12 million for which we have made a judicial deposit.

In October 2006, the controlled TIM Sul adhered to the Santa Catarina Program, called Revigorar II - that had offered amnesty for state tax debits. Because of Revigorar II Program an agreement was reached between TIM Sul and the State of Santa Catarina for ICMS debit liquidation. Due to the dismissal of this process, a provision in the amount of aprpoximately R$12 million, was reverted.

Litigation Related to the Payment of FUST

The FUST tax is levied at a rate of 1% on gross revenues, net of ICMS, PIS and COFINS, and its initial cost may not be passed on to clients. In light of a ruling issued by Anatel in 2005, the TIM Group, together with the other telecommunications providers in Brazil, have filed a lawsuit and obtained a preliminary injunction (now confirmed by a first level decision, still subject to appeal) authorizing us not to collect the FUST tax related to interconnection revenues. We have not collected the FUST assessed on interconnection fees. In October and November 2006, TIM Group has received 180 tax assessment notices referring to the supposed existence of tax debit, as refined in ANATEL´s “Report of Inspection”. Said tax assessment notices are based on the supposed inaccuracy of information given by TIM related to the collection of FUST over prescriptions of interconnection during the year of 2001, resulting in a total amount of R$ 82 million. We estimate the likelihood of an adverse ruling in this matter is possible. For this reason, we have not made any accrual in connection therewith. See note 18 to our consolidated financial statements.

Other Litigation

We are a party to certain legal proceedings arising in the normal course of business. Most of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect charges imposed by us as well as defects on mobile handsets we sell. Most labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2006, we were a party to approximately 28,437 consumer protection claims and 1,030 labor law claims. There are also 140 public civil actions and class actions (respectively “ação civil pública” and “ação popular”). We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

Under our by-laws, we are required to distribute 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on net worth (“General Dividend”). We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to the greater of (“Preferred Dividend”):

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

As a result of these provisions, holders of our preferred shares are entitled to receive in any year distributions of cash dividends prior to the holders of our Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

•	first, to the holders of preferred shares, up to the amount of the Preferred Dividend that must be paid to the holders of preferred shares for such year;

•	then, to the holders of common shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each preferred shares; and

•	thereafter, to the holders of common shares and preferred shares on a pro rata basis.

If the dividend to be paid to the holders of preferred shares is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights until such time as that dividend is paid in full for any year.

We may also make additional distributions to the extent of available distributable profits and reserves. TIM Celular and TIM Nordeste are also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, are accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by the Brazilian Development Bank—BNDES from time to time. Dividends are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax with respect to the person receiving the dividend. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the recipient of such distributions is subject to corporate or individual income tax with respect to such payments. See “Item 10E. Additional Information––Taxation––Brazilian Tax Considerations––Distributions of Interest on Capital.”

For the purposes of Brazilian corporate law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve. On December 31, 2006, the balance of our legal reserve was R$98.7 million, which was equal to 1.3% of our total capital.

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

Under Brazilian corporate law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. The Company’s by-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend nor to the preferred shares priority dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% (eighty percent) of the capital. The loss for the 2006 year was fully absorbed by the reserve for expansion and part of this reserve was used to pay dividends. On December 31, 2006, in accordance with our by-laws, we had an income reserve for expansion of R$139,7 million.

We may also allocate a portion of our net profits for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

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

Our preferred shares are each entitled to a minimum dividend and thus the mandatory dividend may be suspended only with respect to our common shares. Dividends may be paid by us out of retained earnings or profit reserves in any given fiscal year.

For the purposes of Brazilian corporate law, the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits shall be distributed as dividends.

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

None.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The preferred shares trade principally on the Bolsa de Valores de São Paulo (the “Bovespa”) under the symbol “TCSL4”. At December 31, 2005, we had 579,965,856,092 preferred shares and 299,610,631,068 common shares outstanding. The preferred shares traded in the United States on the NYSE are represented by ADSs, each ADS representing 10,000 preferred shares. The ADSs are issued by JPMorgan Chase Bank, N.A. (the “Depositary” or “JPMorgan”), pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners from time to time of ADRs. See “Item 10C. Additional Information—Material Contracts.” The ADSs trade on the NYSE under the symbol “TSU.”

The table below sets forth, for the indicated periods, the high and low closing prices of our ADSs on the New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange		São Paulo Stock Exchange
	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per thousand preferred shares)
Year ended
December 31, 2002	16.81	5.90	3.85	2.28
December 31, 2003	14.73	5.80	4.32	2.05
December 31, 2004	16.71	11.10	4.78	3.39
December 31, 2005	25.76	12.11	5.90	3.19
December 31, 2006	40.60	23.54	8.66	5.25

Year ended December 31, 2005
First quarter	17.05	12.11	4.60	3.19
Second quarter	16.80	14.05	4.09	3.70
Third quarter	18.68	14.51	4.26	3.45
Fourth quarter	25.76	17.93	5.90	4.01

Year ended December 31, 2006
First quarter	40.29	25.28	8.66	6.20
Second quarter	40.60	23.54	8.40	5.25
Third quarter	30.70	24.20	6.61	5.26
Fourth quarter	35.60	28.12	7.59	5.96

Quarter ended March 31, 2007
March 31, 2007	35.27	30.25	7.44	6.45

Month ended
November 30, 2006	35.60	32.50	7.59	6.85
December 31, 2006	34.90	32.43	7.46	6.95
January 31, 2007	34.62	30.25	7.44	6.45
February 28, 2007	35.27	31.14	7.37	6.65
March 31, 2007	33.88	30.65	7.20	6.45
April 30, 2007	38.08	34.58	7.77	7.09

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Each Brazilian stock exchange is a nonprofit entity owned by its member brokerage firms. Trading on the Bovespa is limited to member brokerage firms and a limited number of authorized nonmembers. The Bovespa has trading sessions each day, from 10:00 a.m. to 5:00 p.m. During daylight savings time in Brazil, the sessions are from 11:00 a.m. to 6:00 p.m., to closely mirror NYSE trading hours. The Bovespa also permits trading from 5:30 p.m. to 7:00 p.m.[, or from 6:30 p.m. to 8:00 p.m. during Daylight savings time in Brazil,] on an online system connected to traditional and Internet brokers called the “after market.” Trading on the after market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers. There are no specialists or market makers for our shares on the Bovespa.

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

The BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world. As of December 31, 2006, the aggregate market capitalization of the 336 companies listed on the BOVESPA was equivalent to approximately R$1,285.3 billion (U.S.$591.7 billion) and the 10 largest companies listed on the BOVESPA represented approximately 51.3% of the total market capitalization of all listed companies. By comparison, as of December 31, 2006, the aggregate market capitalization of the 2,682 companies listed on the NYSE was approximately U.S.$22.9 trillion and the 10 largest companies listed on the NYSE represented approximately 9.8% of the total market capitalization of all listed companies. The average monthly trading volume of the BOVESPA and the NYSE from January through March 2006 was approximately U.S.$22.0 billion and U.S.$1.36 trillion, respectively. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution CMN 2,689. Resolution CMN 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse duly authorized by the Central Bank and the CVM. In addition, Resolution CMN 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution CMN 2,689 to other non-Brazilian holders through a private transaction. See “Item 10E. Additional Information—Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution CMN 2,689.

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

Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our preferred shares on behalf of the Depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges preferred shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our preferred shares or upon distributions relating to our preferred shares, unless the holder obtains a new registration. See “Item 10B. Additional Information—Memorandum and Articles of Associations.”

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such acquisition and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the corporate control or in the administrative structure of the company, as well as when such acquisition triggers the obligation of making a public offering in accordance with CVM Instruction 358/03, then the acquiring entity shall disclose this information to the applicable stock exchanges and the appropriate Brazilian newspapers. Regulations also require disclosure of any subsequent increase or decrease of five percent or more in ownership of common shares, including warrants and debentures convertible into common shares in the same terms above.

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

Company Management

Following is a description of some of the provisions of our by-laws concerning members of the Board of Directors:

•

Pursuant to Art. 25, paragraph XVI, the Board of Directors has the power to approve loans, financing and lease agreements, as well as to issue promissory notes, for an amount exceeding 2% of the shareholders’ equity;

•

Pursuant to Art. 25, paragraph XXII, the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the executive officers, observed the allocations already approved by the Shareholders’ meeting; and

•

Pursuant to Art. 27, paragraph 3th, a member of the Board of Directors is not authorized to access information or to attend a meeting of the Board of Directors regarding subjects or proposals in respect of which such director has or represents an interest conflicting with those of TIM.

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

“The Executive Officers are the Company ‘s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our by-laws concerning the Board of Executive Officers:

•

Pursuant to Art. 32, paragraph III, the Board of Executive Officers has the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;

•

Pursuant to Art. 32, paragraph VI, the Board of Executive Officers has the power to approve the execution by the Company or by its controlled companies, of active or passive agreements for the supply or lease of goods or services, whose annual value is greater than R$15,000,000.00 (fifteen million reais); and

•

Pursuant to Art. 32, paragraph VII, the Board of Executive Officers has the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30,000,000.00 (thirty million reais), provided that the provisions of item XVII of section 25 of this By-laws are observed.”

Rights Relating to our Shares

Dividend Rights

See “Item 8A. Financial Information—Consolidated Statements and Others Financial Information—Dividend Policy.”

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

In addition, our by-laws provide that our preferred shares are entitled to full voting rights with respect to:

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

Charges of Depositary

The depositary may charge U.S$5.00 per 100 ADSs (or portion thereof) from each person to whom ADRs are issued against deposits of preferred shares, including deposits in respect of distributions of additional preferred shares, rights and other distributions, as well as from each person surrendering ADSs for withdrawal.

In addition, the following fees and charges will be incurred by ADR holders, any party depositing or withdrawing preferred shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by TIM Participações or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADRs pursuant to the deposit agreement), whichever is applicable:

•	a fee of U.S$0.02 or less per ADS (or portion thereof) for any cash distribution effected;

•	a fee of U.S$1.50 per ADR or ADSs for transfers made, to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded;

•	a fee of U.S$5.00 per 100 ADSs for all distributions of securities or the net cash proceeds from the sale thereof;

•	transfer or registration fees, if any, in connection with the deposit or withdrawal of deposited securities;

•	cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing or delivering preferred shares, ADRs or any deposited securities;

•	expenses incurred by the depositary in connection with the conversion of reais into U.S. dollars; and

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

Governing Law

The deposit agreement is governed by the laws of the State of New York.

C.	Material Contracts

•	The following is a summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business:

•

Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2006, including accrued interest, was R$18.3 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $30 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•

Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2006, including accrued interest, was R$87.0 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $128.0 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•

Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of December 31, 2006, including accrued interest, was R$91.6 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 14% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $149.8 million promissory note by TIM Nordeste, with Tim Brasil e Participações as the guarantor of such promissory note.

•

Credit Agreement, dated as of November 22, 2000, among BNDES, as lender, TIM Nordeste, as borrower, and Tim Brasil Serviços e Part. S.A., as guarantor, in the total principal amount of R$35.8 million outstanding as of December 31, 2006. Under this loan, which matures on January 1, 2008, R$29.8 million of the total amount bears interest at a fixed rate of 3,50% plus the TJLP, which was 6,85% per annum on December 31, 2006. The remaining R$6.0 millions is adjusted according to a “BNDES currency basket” consisting mainly of the U.S. dollar plus a 3,50% spread related to the BNDES foreign funding costs (Res. 635/87). On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$35.9 million.

•

Credit Agreement, dated as of November 22, 2000, among Bradesco, Unibanco, Banco Alfa, Itau BBA, as lenders, TIM Nordeste, as borrower, and Tim Brasil Serviços e Part. S.A., as guarantor, in the principal amount of R$83.4 million outstanding as of December 31, 2006. Under this loan, which matures on January 1, 2008, R$69.5 million of the total principal amount bears interest at a fixed rate of 4,0% plus the TJLP, which was 6,85% per annum on December 31, 2006. The remaining R$13.9 million of principal is adjusted according to a “BNDES currency basket” consisting mainly of the U.S. dollar plus a 4,00% spread related to the BNDES foreign funding costs (Res. 635/87). On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$83.8 million.

•

Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and Tim Brasil e Participações as guarantor, in the principal amount of R$1,123.5 million outstanding as of December 31, 2006. The agreement, which matures on August 15, 2013 bears interest at a fixed rate of 4.2% plus the TJLP, which was 6.85% per annum on December 31, 2006. On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$1,137.2 million.

•

Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, TIM Celular, as borrower, and Unibanco, as guarantor, in the principal amount of R$ 50.2 million outstanding as of December 31, 2006. The agreement, which matures on October 17, 2011, bears interest at a fixed rate of 3% plus the TJLP, which was 6.85% per annum on December 31, 2006. On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$ 51.1 million. In connection with this agreement, Unibanco issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•

Credit Agreement, dated as of August 26, 2005, among HSBC, ABN Amro, Bradesco, Banco do Brasil, Itau, Santander, BNP Paribas, Unibanco, Banco Votorantim, Societé Generale, as lenders, TIM Celular, as borrower, and Tim Brasil, as guarantor, in the principal amount of R$ 600.0 million outstanding as of December 31, 2006. The agreement, which matures on August 10, 2009, bears interest at a variable rate of 0.9% above the CDI interest rate. On December 31, 2006, the outstanding amount under this credit agreement, including accrued interest, was R$ 628.2 million.

•

Several facility agreements (“Compror”), contracted and disbursed between January and March 2006, among TIM Celular, as borrower, and Banco do Brasil, Unibanco, Itau BBA, Santander, and ABN AMRO, as lenders, in the total principal amount of R$599.2 million. The total outstanding amount as of December 31, 2006 was R$ 63.3 million, including accrued interest. The agreements, which the last mature will be on January 2007, are denominated in foreign currencies (USD an JPY) bearing interests of 4.5% p.a. (USD) and 0.10% p.a. (JPY). Otherwise, for each disbursement was contracted a swap (CCIRS), bringing the final average cost to 109% of the CDI. No guarantees were offered for these loans.

D.	Exchange Controls

There are no restrictions on ownership of our preferred shares or common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank. Foreign investors may register their investment under Law No. 4,131 of September 3, 1962 (“Law No. 4,131”), or Resolution CMN 2,689. Registration under Law No. 4,131 or under Resolution CMN 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution CMN 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “—E. Taxation—Brazilian Tax Considerations.” Such restrictions on the remittance of foreign capital abroad may hinder or prevent Banco Itaú S.A., as custodian for our preferred shares represented by ADSs, or holders who have exchanged ADRs for preferred shares, from converting dividends, distributions or the proceeds from any sale of such preferred shares, as the case may be, into U.S. dollars and remitting such U.S. dollars abroad. Holders of ADSs could be adversely affected by delays in, or refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad of our preferred shares underlying the ADSs.

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

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved under the Annex V regulations by the Central Bank and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. See “—E. Taxation—Brazilian Tax Considerations.” According to Resolution CMN 2,689, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank and the CVM are complied with.

An electronic registration has been generated in the name of the Depositary with respect to the ADSs and is maintained by the custodian on behalf of the Depositary. This electronic registration is carried on through the Central Bank’s information system. Pursuant to the registration, the custodian and the Depositary are able to convert dividends and other distributions with respect to our preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil. In the event that a holder of ADSs exchanges such ADSs for preferred shares, such holder will be entitled to continue to rely on the Depositary’s certificate of registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of registration with the Central Bank. Thereafter, any holder of preferred shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such preferred shares, unless such holder qualifies under the Annex IV or the Resolution 2,689 regulations, or obtains its own certificate of registration. A holder that obtains a certificate of registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—E. Taxation—Brazilian Tax Considerations.” In addition, if the holder is a qualified investor under Resolution CMN 2,689 but resides in a jurisdiction that does not impose income tax or where the income tax is imposed at a maximum rate of 20%, this holder will be subject to a less favorable tax treatment than a holder of ADSs.

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

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of the preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Holders of preferred shares or ADSs should consult their own tax advisers as to the tax consequences of the ownership and disposition of preferred shares or ADSs.

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

Taxation of Gains

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if made by investors domiciled in a “tax haven” jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 15% or taxed at a rate of 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if made by investors resident in a tax haven jurisdiction.

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

Any exercise of preemptive rights relating to preferred shares or ADSs should not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to preferred shares should be subject to the same tax treatment applicable to a sale or disposition of our preferred shares.

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

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax. On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution CMN 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described above in “—D. Exchange Controls”. If such non-Brazilian holder does not qualify under Resolution CMN 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation’s capital as an alternative form of making dividend distributions. See “Item 8A. Financial Information—Consolidated Statements and Others Financial Information—Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

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

Up to the limit mentioned above, distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the Depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian tax purposes. Such payments are subject to Brazilian income tax withholding at the rate of 15%, except for payments to beneficiaries who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to beneficiaries domiciled in tax havens, which payments are subject to withholding at a 25% rate.

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

The IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are carried out in Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to preferred shares and ADSs is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day. Any such increase will be applicable only prospectively.

In addition to such taxes, the temporary contribution on financial transactions, or the CPMF tax, is currently levied at a rate of 0.38% on all funds transfers in connection with financial transactions in Brazil. The CPMF will be in effect until December 31, 2007 at the rate of 0.38%, according to Amendment No. 42 to the Brazilian Federal Constitution. However there is no assurance that the CPMF shall not be postponed. Since July 12, 2002, stock exchange transactions have been exempted from the CPMF tax. On July 13, 2004, the Brazilian government enacted Law No. 10,892, which establishes that, as from October 1, 2004, debits of reais from deposit bank accounts exclusively opened for investments in fixed and variable income financial assets (“conta corrente de depósito para investimento”) will not be subject to the CPMF assessment. Law No. 11,312/06 provides that the CPMF rate assessable on an acquisition of shares in a non-organized over-the-counter transaction is to be reduced to zero (provided that such acquisition relates to a public offering of shares made by a publicly traded company).

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

Taxation of Distributions

Subject to the passive foreign investment company (“PFIC”) rules described below, a U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property distributed by us as a dividend to the extent that such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, when such distribution is received by the Custodian, or by the U.S. holder in the case of a holder of preferred shares. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. The amount of any distribution will include the amount of Brazilian tax withheld on the amount distributed, and the amount of a distribution paid in reais will be measured by reference to the exchange rate for converting reais into U.S. dollars in effect on the date the distribution is received by the Custodian, or by a U.S. holder in the case of a holder of preferred shares regardless of whether the payment is in fact converted into U.S. dollars. If the Custodian, or U.S. holder in the case of a holder of preferred shares, does not convert such reais into U.S. dollars on the date it receives them, it is possible that the U.S. holder will recognize foreign currency loss or gain, which would be ordinary loss or gain, when the reais are converted into U.S. dollars. Dividends paid by us will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, under current law the U.S. dollar amount of dividends received by an individual with respect to the ADSs will be subject to taxation at preferential rates if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) the ADSs are readily tradable on an established securities market in the United States and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC. The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements, we believe that we will not be considered a PFIC for U.S. federal income tax purposes with respect to our 2006 taxable year, as discussed below.

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

PFIC Rules

We believe that the ADSs will not be treated as stock of a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for our 2006 taxable year and do not expect them to be treated as stock of a PFIC in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among others, less than 25% owned equity investments) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held an ADS, certain adverse consequences could apply to the U.S. holder. If we are treated as a PFIC for any taxable year, gain recognized by such U.S. holder on a sale or other disposition of the ADS would be allocated ratably over the U.S. holder’s holding period for the ADS. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs in excess of 125% of the average of the annual distributions on ADSs received by the U.S. holder during the preceding three years or the U.S. holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ADSs to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless (i) the U.S. holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. holder provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding collected from a payment to a U.S. holder will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that certain required information is timely furnished to the Internal Revenue Service.

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

Interest Rate Risk

At December 31, 2006, our outstanding debt accrued interest at the CDI or the TJLP, and totaled R$2,220.4 million. On the same date, we had cash and cash equivalents, in the amount of R$1.193,5 million, of which approximately R$752.6 million were invested in short-term instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses and minority interests, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2006 would have resulted in a variation of R$18.5 million in our interest expenses from financial contracts and a variation of R$4.7 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

Exchange Rate Risk

Devaluation of the real increases the cost, expressed in real, of some of our foreign-currency-denominated capital expenditures. As of December 31, 2006, we did not have any outstanding unhedged indebtedness denominated in foreign currency and were thus not exposed to exchange rate risk based on our indebtedness. We enter in to hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure with respect to such borrowings. Our foreign-exchange hedging agreements protect us from devaluations of the real but expose us to potential losses in the event the foreign currencies decline in value against the real. However, any such decline in the value of the foreign currencies would reduce our costs in reais in terms of planned capital expenditures as discussed below.

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

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our chief executive officer and chief financial officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, so as to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). TIM’s internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2006. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. TIM’s management concluded that as of December 31, 2006, our internal control over financial reporting was adequate and effective, based on those criteria.

Our independent registered public accounting firm, Ernst Young Auditores Independentes SS, has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2006. The report on the audit of our internal control over financial reporting is included below.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst Young Auditores Independentes SS, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on management’s assessment of our internal controls over financial reporting as of December 31, 2006. The attestation report appears as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TIM Participações S.A.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that TIM Participações S.A. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TIM Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that TIM Participações S.A. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, TIM Participações S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TIM Participações S.A. as of December 31, 2005 and 2006, and related consolidated statements of income, changes in shareholder’s equity, and changes in financial position for each of the three years in the period ended December 31, 2006 of TIM Participações S.A. and our report dated February 23, 2007, except as to Notes 37 and 38, as to which the date is May 30, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

Mauro Moreira

Partner

Rio de Janeiro, Brazil

February 23, 2007, except for internal control over financial reporting related to Notes 37 and 38 of the 2006 consolidated financial statements as to which the date is May 30, 2007.

(d) Changes in Internal Control over Financial Reporting

A number of processes and systems are currently being changed in order to unify the operations of the various entities making up TIM Participações. An action plan is being implemented in order to comply with the best practices within the industry. However, these changes will not significantly affect these controls subsequent to the date of evaluation and do not constitute corrective action with regard to material weaknesses as a result of the evaluation.

Item 16A.	Audit Committee Financial Expert

Our fiscal committee, which functions as an audit committee, shall be comprised of three to five permanent members and an equal number of alternates, shareholders or not, elected by the Shareholders’ meeting. This year we have three members only, two elected by the majority common shareholders and one by the minority preferred shareholders. Our Fiscal Committee has determined that all three of its members, independent members of our Fiscal Committee under Brazilian rules, are “audit committee financial experts” as such term is defined by the U.S. Securities and Exchange Commission.

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

In November 2006, a communication channel was created to address “complaints” related to breaking and/or suspicion of breaking the Control Model of the Company. The Control Model is a document based on the Code of Ethics, General Principles of Internal Control and Principles of Behavior with the Public Administration. This channel is accessible via email or letter addressed to the Internal Audit department.

During the same period, a committee formed by the directors of the Internal Auditing, Human Resources and Security was created to analyze reported complaints and take the necessary actions.

Item 16C.	Whistleblower Hotline

In June 2005, a “whistleblower hotline” was created in order to receive “complaints”, by any person, regarding “accounting, internal accounting controls, or auditing matters” and equally confidential and anonymous submissions of “concerns” by employees of the Company or its affiliates regarding “questionable accounting or auditing matters”. The hotline can be accessed through the Company’s Intranet or website or letters forwarded to a physical address.

The Board of Auditors/Audit Committee established a special procedure for the receipt, retention, and handling of the above-mentioned complaints and submissions of concerns. The Fiscal Chairman of the Board, which also represents the Audit Committee, receives the complaints and presents them to the other council members. The complaints considered material and relevant are examined by the Board. The Fiscal Chairman is able to, in the terms and in the limits of the law, carry through analyses, inspections and verifications, and can be assisted by the Company, by the independent internal audit department, and by external consultants eventually hired for this assignment.

Item 16D.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Auditores Independentes S.S., during the years ended December 31, 2006 and 2005 pro forma:

	Year ended December 31,
	2006	2005 pro forma (1)
	(in thousands of reais)
Audit fees	5,450	1,397
Audit-related fees	138	142

Total fees	5,588	2,322

(1)	The 2005 pro forma information reflects the TIM Celular. For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes Oxley Act.

Audit-related fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. for a consolidation reporting package related to the company’s ultimate parent company.

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

Item 16E.	Exemptions from the Listing Standards for Audit Committees

Brazilian corporate law requires that we have a statutory Board of Auditors (referred to as our Fiscal Committee or Conselho Fiscal). Our Fiscal Committee meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Committee.” Our Fiscal Committee is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, management acts and certain proposals to be submitted to shareholders’ meetings, such as proposals made by management regarding investment plans, capital expenditures budget, dividends distribution and corporate restructuring involving the company. However, the Fiscal Committee, as required by Brazilian corporate law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the Fiscal Committee are not binding on the company under Brazilian corporate law. Our Board of Directors, under Brazilian corporate law, is the only entity with the legal capacity to appoint and terminate any independent registered public accounting firm.

Since Brazilian corporate law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a fiscal committee charter at a shareholders’ meeting held on May 6, 2004 and revised the charter at a shareholders’ meeting held on March 16, 2006, to clarify that the Fiscal Committee has certain powers and duties, which comprise among others the powers herein mentioned, and also further specifies heightened qualification requirements for members of the Fiscal Committee. On May 4, 2006, our Board of Directors approved the submission to the Shareholders’ Meeting of a proposal to amend our bylaws. Among other things, the proposal proves for the incorporation of the above-mentioned powers, duties and qualifications relating to the Fiscal Committee into the bylaws. Said proposal was approved by the Shareholders’ meeting held on June 05, 2006. For more information, see “Item 4A. History and Development of the Company—Recent Developments.”

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

Item 16F.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19.	Exhibits

1.1*	By-laws of TIM Participações S.A., as amended (English and Portuguese).

2.1	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

2.2	Foreign Onlending Agreement, dated February 24, 2006, between Banco ABN AMRO Real S.A., as lender, and TIM Celular, as borrower.

2.3	Credit Facility Agreement, dated February 16, 2006, between Santander Brasil S.A., as lender, and TIM Celular, as borrower.

4.1	Agreement of merger of the shares of TIM Celular S.A. to the assets of TIM Participações S.A., which is incorporated by reference to our report filed on Form 6-K with the Securities and Exchange Commission on February 9, 2006.

4.2	Credit Agreement dated as of September 22, 2000, between TIM Nordeste Telecomunicações (then Telpe Celular), as borrower, and the European Investment Bank, as lender, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.3	Guarantee and Indemnity Agreement dated as of September 22, 2000, between European Investment Bank and Tele Nordeste Celular Participações S.A., which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.4	Indemnification Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and Tele Nordeste Celular Participações S.A., as Indemnifier, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.5	Counter Indemnity Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and TIM Nordeste Telecomunicações (then Telpe Celular.), as Borrower, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.6	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (Portuguese Version), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.7	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (English Translation), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.8	Credit Agreement dated as of June 28, 2004, by and between Banco do Nordeste do Brasil S.A., as lender, and TIM Nordeste, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.9	Guarantee Agreement dated as of June 24, 2004 among Banco Bradesco S.A., TIM Nordeste Telecomunicações and Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.10	Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participacoes S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.11	Standard Concession Agreement for Mobile Cellular Service (Portuguese Version), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.12	Standard Concession Agreement for Mobile Cellular Service (English Translation), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.13	Authorization Agreement for Mobile Cellular Service for Telepar Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.14	Authorization Agreement for Mobile Cellular Service for CTMR Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.15	Authorization Agreement for Mobile Cellular Service for Telesc Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.16	Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.17	Authorization Agreement for Mobile Cellular Service for Teleceara Celular (English Translation), which is incorporated by reference from the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on form 20-F with the Securities and Exchange Commission.

4.18	Authorization Agreement for Mobile Cellular Service for Telasa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.19	Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.20	Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.21	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.22	Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.23	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of November 2, 2002, by and among Siemens Ltda. Engenharia e Service Ltda., TIM Sul S.A. and TIM Celular S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.24	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, among Ericsson Telecommunicações S.A., Ericsson Servicos de Telecommunicações Ltda., Maxitel S.A., TIM Celular S.A., TIM Sul S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.25	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, by and among Nokia do Brasil Ltda., TIM Celular S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to the 2003 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.26	Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.27	Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.28	Credit Agreement, dated as of November 28, 2000, among BNDES, a syndicate of banks, Maxitel, as borrower, and TIM Brasil Participações, as guarantor, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.29	Credit Agreement, dated as of June 28, 2004, among Maxitel, as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.30	Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.31	Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, and TIM Celular, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.32	Credit Agreement, dated as of August 26, 2005, among a syndicate of banks, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.33	Credit Agreement, dated as of January 7, 2002, among Banco BBA Creditanstalt S.A., as lender, and TIM Rio Norte S.A., as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.34	On Lending of Funds from BNDES Credit Agreement, dated as of November 22, 2000, between BNDES, as lender, and Maxitel, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.35*	Credit Agreement, dated as of November 28, 2000, between BNDES, as lender, and Maxitel, as borrower.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 34.h to our consolidated financial statements included in this annual report.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English and Portuguese), which is incorporated by reference to Exhibit 11.1 of our 2004 annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Filed herewith.

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

Consolidated Financial Statements

TIM Participações S.A and subsidiaries

Years ended December 31, 2004, 2005 and 2006

with Report of Independent Registered Public Accounting Firm

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

TIM Participações S.A.

We have audited the accompanying consolidated balance sheets of TIM Participações S.A. and subsidiaries as of December 31, 2005 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and changes in their financial position for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from U.S. generally accepted accounting principles (see Notes 37 and 38, as restated, to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TIM Participações S.A.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007, except for internal control over financial reporting related to Notes 37 and 38 of the 2006 consolidated financial statements as to which the date is May 30, 2007, expressed an unqualified opinion thereon.

ERNST & YOUNG

Auditores Independentes S.S.

Mauro Moreira

Partner

Rio de Janeiro, Brazil

February 23, 2007, except as to Notes 37 and 38, as to which the date is May 30, 2007

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2006

(In thousands of Brazilian reais)

	Notes	2005 As adjusted (note 3-d)	2006
ASSETS

Current assets
Cash and cash equivalents		30,124	440,866
Short-term investments		1,251,644	752,611
Accounts receivable, net	5	723,335	2,505,833
Inventories	6	81,880	164,108
Recoverable taxes	7	114,065	292,542
Deferred income and social contribution taxes	8	103,118	50,450
Prepaid expenses	9	6,321	221,008
Other assets		2,952	15,603

Total current assets		2,313,439	4,443,021

Noncurrent assets
Recoverable taxes	7	69,946	285,681
Deferred income and social contribution taxes	8	133,510	29,429
Related parties	10	18,618	16,303
Judicial deposits	11	14,499	57,420
Prepaid expenses	9	1,976	13,257
Other noncurrent assets		2,730	7,191
Permanent assets
Property, plant and equipment, net	12	1,872,694	7,185,864
Intangibles, net	13	29,961	2,161,939

Total assets		4,457,373	14,200,105

	Notes	2005 As adjusted (note 3-d)	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	14	1,047,820	2,642,858
Loans and financing	15	23,945	294,036
Accrued interest		1,762	46,726
Salaries and related charges	16	22,685	92,493
Taxes, charges and contributions	17	157,666	370,264
Authorizations payable	18	8,741	38,275
Dividends and interest on shareholders’ equity payable		141,606	472,958
Related parties	10	53,943	84,064
Other current liabilities		21,909	93,448

Total current liabilities		1,480,077	4,135,122

Noncurrent liabilities
Loans and financing	15	105,076	1,879,679
Taxes, charges and contributions	17	4,634	—
Provision for contingencies	19	31,008	128,133
Pension plan	33	3,584	6,083
Authorizations payable	18	2,962	6,542
Asset retirement obligations	20	115,211	158,168

Shareholders’ equity	21
Capital		1,472,075	7,512,710
Capital reserves		192,081	135,230
Income reserves		1,050,665	238,438

Total shareholders’ equity		2,714,821	7,886,378

Total liabilities and shareholders’ equity		4,457,373	14,200,105

See accompanying notes to consolidated financial statements

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, except for earnings per share, expressed in reais)

	Notes	2004 As adjusted (note 3-d)	2005 As adjusted (note 3-d)	2006
Gross revenues
Telecommunications services	22	2,782,403	3,169,742	11,820,276
Sale of goods	22	646,772	733,530	2,057,283

		3,429,175	3,903,272	13,877,559
Deductions from gross revenues	22	(864,543)	(985,057)	(3,761,446)

Net operating revenues	22	2,564,632	2,918,215	10,116,113
Cost of services rendered	23	(788,815)	(846,102)	(4,096,500)
Cost of goods sold	23	(513,662)	(536,470)	(1,407,761)

Gross profit		1,262,155	1,535,643	4,611,852

Operating expenses:
Selling	24	(647,277)	(798,106)	(3,250,951)
General and administrative	25	(182,442)	(185,946)	(954,858)
Other operating expenses	26	(48,912)	(75,759)	(198,471)

		(878,631)	(1,059,811)	(4,404,280)

Income before financial results		383,524	475,832	207,572
Financial income (expenses):
Financial income	27	133,613	158,546	162,202
Financial expenses	28	(78,227)	(93,218)	(450,027)
Foreign exchange variation, net	29	(4,241)	(2,482)	(55,132)

		51,145	62,846	(342,957)

Operating income (loss)		434,669	538,678	(135,385)
Non-operating income (loss)	30	(4,592)	(2,260)	2,526

Income (loss) before income and social contribution taxes and minority interest		430,077	536,418	(132,859)
Income and social contribution tax expense	31	(103,274)	(125,380)	(168,824)

Income (loss) before minority interest		326,803	411,038	(301,683)
Minority interest		(70,113)	(21,464)	—

Net income (loss) for the year		256,690	389,574	(301,683)

Earnings (loss) per thousand shares outstanding at year-end (R$)		0.38	0.45	(0.13)

See accompanying notes to consolidated financial statements

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais)

		Capital reserves		Income reserves
	Capital	Special goodwill reserve	Reserve for future capital increase	Legal reserve	Dividends payable	Unearned income reserve	Expansion reserve	Retained earnings	Total
Balances at December 31, 2003	369,163	148,565	—	29,835	—	—	379,423	—	926,986
Prior years` adjustments (note 3-b)	—	—	—	—	—	—	(12,251)		(12,251)
Capital increase with transfer of reserve	87,102	(27,102)	—	—	—	—	(60,000)	—	—
Capital and reserves increase with incorporation of net assets:
Tele Nordeste Celular Participações S.A.	428,239	119,171	—	32,839	2,300	18,838	280,194	—	881,581
Realization of special dividends reserve	—	—		—	(2,300)	—	—	—	(2,300)
ADENE tax incentive	—	—	—	—	—	—	—	20,937	20,937
Net income for the year
Originally presented	—	—	—	—	—	—	—	265,935	265,935
Adjustments for 2004, recorded in 2006 (note 3-b)	—	—	—	—	—	—	—	(9,245)	(9,245)

								256,690	256,690
Allocation of net income for the year:									—
Legal reserve	—	—	—	14,343	—	—	—	(14,343)	—
Interest on shareholders’ equity	—	—	—	—	—	—	—	(30,000)	(30,000)
Dividends	—	—	—	—	—	—	—	(42,632)	(42,632)
Expansion reserve	—	—	—	—	—	—	190,652	(190,652)	—

Balances at December 31, 2004	884,504	240,634	—	77,017	—	18,838	778,018	—	1,999,011
Capital increase with transfer of reserve	170,496	(54,954)	—	—	—	—	(115,542)	—	—
Capital increase with incorporation of shares:
TIM Sul S.A	208,220	—	—	—	—	—	—	—	208,220
TIM Nordeste Telecomunicações S.A.	206,849	—	—	—	—	—	—	—	206,849
Capital increase related to stock option plan	2,006	—	—	—	—	—	—	—	2,006
Capital reserve increase	—		6,401	—	—	—	—	—	6,401
Realization of unearned income reserve	—	—	—	—	—	(18,838)	—	—	(18,838)
ADENE tax incentive	—	—	—	—	—	—	—	35,289	35,289
Net income for the year
Originally presented	—	—	—	—	—	—	—	399,200	399,200
Adjustments for 2005, recorded in 2006 (note 3-b)	—	—	—	—	—	—	—	(9,626)	(9,626)

								389,574	389,574
Allocation of net income for the year:									—
Legal reserve	—	—	—	21,724	—	—	—	(21,724)	—
Interest on shareholders’ equity	—	—	—	—	—	—	—	(70,000)	(70,000)
Dividends	—	—	—	—	—	—	—	(43,691)	(43,691)
Expansion reserve	—	—	—	—	—	—	289,448	(289,448)	—

Balances at December 31, 2005	1,472,075	185,680	6,401	98,741	—	—	951,924	—	2,714,821
Prior years’ adjustments referring to subsidiaries
TIM Celular S.A. e TIM Nordeste S.A. (note 3-b)	—	—	—	—	—	—	(75,922)	—	(75,922)
Capital increase with incorporation of shares:
TIM Celular S.A	5,983,784	—	—	—	—	—	—	—	5,983,784
Capital increase with transfer of reserve	56,851	(50,450)	(6,401)	—	—	—	—	—	—
Dividends proposed	—	—	—	—	—	—	(450,763)	—	(450,763)
ADENE tax incentive	—	—	—	—	—	—	—	16,141	16,141
Loss for the year	—	—	—	—	—	—	—	(301,683)	(301,683)
Allocation of loss for the year:									—
Use of expansion reserve							(285,542)	285,542	—

Balances at December 31, 2006	7,512,710	135,230	—	98,741	—	—	139,697	—	7,886,378

See accompanying notes to consolidated financial statements

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2005 and 2006

(In thousands of Reais)

	2004 As adjusted (note 3-d)	2005 As adjusted (note 3-d)	2006
Sources of working capital
Net income (loss) for the year	256,690	389,574	(301,683)
Amounts which do not affect working capital:
Exchange and monetary variation and interest	9,038	1,748	14,697
Provision for contingencies	11,678	6,676	(17,663)
Depreciation and amortization	387,565	537,358	2,284,889
Residual value of fixed asset disposals	1,643	5,723	9,656
Minority interests	50,200	21,464	—
Pension supplementation	(36)	(113)	2,499

Total from operations	716,778	962,430	1,992,395

From shareholders :
Capital subscription	—	417,075	5,983,784
Capital reserve increase	—	6,401	—
Effect of merger with Tele Nordeste Celular Partic. S.A:
Noncurrent assets	(101,958)	—	—
Property, plant and equipment	(662,453)	—	—
Noncurrent liabilities	53,195	—	—
Minority interests	165,891	—	—
Net assets	881,579	—	—

Total from shareholders	336,254	423,476	5,983,784

From third parties:
Decrease in noncurrent assets	105,995	152,661	149,057
Increase in noncurrent liabilities	36,091	13,093	103,067
New loans and financing	—	85,349	429,342
Tax incentive – ADENE	20,937	35,289	16,141

Total from third parties	163,023	286,392	697,607

Total sources	1,216,055	1,672,298	8,673,786

Applications of working capital
Effect of incorporation of TIM Celular S.A and TIM Nordeste S.A:
Noncurrent assets	—	—	274,230
Property, plant and equipment	—	—	8,092,320
Deferred charges	—	—	274,925
Noncurrent liabilities	—	—	(1,956,619)
Net assets	—	—	75,922

Total effect of incorporation	—	—	6,760,778

Acquisition of fixed assets	586,355	684,474	1,609,156
Increase in noncurrent assets	140,408	202,575	86,776
Decrease in noncurrent liabilities	110,879	42,116	291,776
Minority interests	—	415,069	—
Dividends	44,932	62,529	450,763
Interest on shareholders’ equity	30,000	70,000	—

	912,574	1,476,763	2,438,471

Total applications	912,574	1,476,763	9,199,249

Increase (decrease) in working capital	303,481	195,535	(525,463)

Changes in working capital:
Current assets
At end of year	1,716,347	2,313,439	4,443,021
At beginning of year	752,695	1,716,347	2,313,439

	963,652	597,092	2,129,582
Current liabilities
At end of year	1,078,520	1,480,077	4,135,122
At beginning of year	418,349	1,078,520	1,480,077

	660,171	401,557	2,655,045

Increase (decrease) in working capital	303,481	195,535	(525,463)

See accompanying notes to consolidated financial statements

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

1.	Operations

TIM Participações S.A. (the “Company” or “TIM Participações”) is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), a company of the Telecom Italia Group, which as of December 31, 2006, has the ownership of 81.21% of voting capital and 69.67% of total capital.

After the completion of the acquisitions mentioned in note 2-c, the Company became the sole shareholder of TIM Celular S.A. (“TIM Celular”). TIM Celular and its wholly-owned subsidiary TIM Nordeste S.A. (“TIM Nordeste”) provide mobile telephony services in all states of Brazil under the “TIM” tradename, which is owned by Telecom Italia.

Services provided by TIM Celular and TIM Nordeste and the respective rates are regulated by the Agência Nacional de Telecomunicações (“ANATEL”), the regulatory authority of telecommunications in Brazil. The following are the expiration dates for the authorizations terms granted by ANATEL by state:

Expiration Date
TIM Celular
Region 1
Amapá, Roraima, Pará, Amazonas, Rio de Janeiro e Espírito Santo	March 2016
Region 2
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás e Rio Grande do Sul (except city of Pelotas)	March 2016
Region 3
São Paulo	March 2016
Region 4
Paraná	September 2007
Santa Catarina	September 2008
Rio Grande do Sul (City of Pelotas)	April 2009

TIM Nordeste
Region 1
Pernambuco	May 2009
Ceará	November 2008
Paraíba, Rio Grande do Norte, Alagoas	December 2008
Piauí	March 2009
Region 2
Minas Gerais	April 2013
Region 3
Bahia and Sergipe	August 2012

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Brazilian Real (R$) in relation to the US Dollar affects the Company’s consolidated financial statements. The exchange rate of the Brazilian Real to the US Dollar was R$2.6544:US$1.00, R$2.3407:US$1.00 and R$2.1380:US$1.00 at December 31, 2004, December 31, 2005 and December 31, 2006, respectively. At December 31, 2005 the loans based in US Dollars represented 0.0% (0.13% pro forma 2005) of the Company’s total consolidated debt. At December 31, 2006, the Company did not have loans based in US Dollar. “Pro forma” is defined in note 3-c.

2.	Corporate Reorganization

a)	Corporate merger

On June 1, 2004, the Board of Directors of Tele Celular Sul Participações S.A (“TCS”) and Tele Nordeste Celular Participações S.A (“TND”), subsidiaries of TIM Brasil, authorized the Protocol and Justification of Merger, which proposed the merger of TND with TCS. The merger of TND and TCS aimed to integrate their operations, reduce administrative costs, improve access to capital and achieve greater market liquidity.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

b)	Acquisition of minority interests of TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”)

On April 26, 2005, the Board of Directors of the Company authorized the Protocol and Justification of Merger, which proposed the acquisition of the minority interests of TIM Sul and TIM Nordeste Telecomunicações by the Company. On May 30, 2005, the Extraordinary Shareholders’ Meetings of TIM Sul, TIM Nordeste Telecomunicações and the Company approved the acquisition, making the companies into wholly-owned subsidiaries of the Company.

The acquisition was effected through the issuance of Company shares to the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. As a result, the Company issued 160,311,048,790 shares (28,724,249,675 common shares and 131,586,799,115 preferred shares).

This transaction intended to concentrate liquidity of the shares of the three companies into only one company as well as to reduce expenses related to controls and the maintenance of several shareholders in different companies.

The withdrawal rights of common shareholders of the Company, as well as that of minority shareholders of TIM Sul and TIM Nordeste Telecomunicações, expired on July 1, 2005. The amount disbursed by the companies for payment to withdrawing minority shareholders was R$0.8, represented by 153,861 common shares and 154,407 preferred shares.

The acquisition was recorded using the book value of the net assets acquired at March 31, 2005, in accordance with the merger agreement. As a result of this transaction, the minority interest in income is only recorded through March 31, 2005.

c)	Acquisition of TIM Celular

On January 31, 2006, the Boards of Directors of the Company and TIM Celular, an entity under common control, authorized the Protocol and Justification of Merger, which proposed the acquisition of TIM Celular by the Company through the exchange of all of TIM Celular’s shares for shares of the Company.

On March 16, 2006, the Extraordinary Shareholders’ Meetings of the Company and of TIM Celular approved the acquisition, making TIM Celular into a wholly-owned subsidiary of the Company. As a result, TIM Celular’s wholly-owned operating subsidiaries, Maxitel S.A. (later renamed to TIM Nordeste S.A—note 2-e), CRC—Centro de Relacionamento com Clientes Ltda. (“CRC”) and Blah! Sociedade Anônima de Serviços e Comercio (“Blah”), became subsidiaries of the Company.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

As a result of this transaction, the Company issued 1,443,012,977,093 shares (491,506,603,551 common shares and 951,506,373,542 preferred shares) on the date of shareholder approval (March 16, 2006).

This transaction intended to optimize the organizational structure of the companies and their subsidiaries. The transaction allowed synergies between the companies to provide personal communication services (“PCS”) on a national level.

The exercise of withdrawal rights by common shareholders of the Company expired on April 19, 2006. No shareholders exercised their withdrawal rights.

In accordance with the merger agreement, the acquisition was recorded using the book value of the net assets acquired as of January 1, 2006, the date the Company also began consolidating TIM Celular’s results.

d)	Restructuring of subsidiaries

On March 30, 2006, the General Shareholders’ Meeting of TIM Celular approved the merger of the net assets of CRC and Blah into TIM Celular. CRC and Blah were wholly-owned subsidiaries of TIM Celular. CRC operated the call center services, providing services only to TIM Celular. Blah rendered value-added services (VAS) such as multimedia messaging services and song downloads to TIM Group companies.

On May 4, 2006, the Board of Directors of TIM Participações authorized the Protocols and Justification of Merger, which proposed the merger of TIM Nordeste Telecomunicações into Maxitel and the merger of TIM Sul into TIM Celular. All four entities were wholly-owned subsidiaries of TIM Participações.

On June 30, 2006, at the General Shareholders’ Meetings of TIM Celular, Maxitel, TIM Nordeste Telecomunicações and TIM Sul approved the merger of TIM Nordeste Telecomunicações into Maxitel and of TIM Sul into TIM Celular. On the same date, Maxitel was renamed TIM Nordeste S.A (“TIM Nordeste”).

These restructurings intended to optimize the organizational structure of the subsidiaries.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

3.	Presentation of the Financial Statements

a)	Basis of presentation

The consolidated financial statements have been presented in Brazilian Reais (R$) prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and certain accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or “IBRACON”).

The Company is a publicly-traded company, with American Depositary Receipts traded on the New York Stock Exchange – USA. Consequently, the Company is subject to the rules of the Security and Exchange Commission (“SEC”) and is also required to include in its consolidated financial statements specific disclosures relating to the reconciliation between shareholders’ equity and net income prepared in accordance with Brazilian GAAP and shareholders’ equity and net income based on accounting principles generally accepted in the United States of America (“US GAAP”). See notes 37 and 38. The level of disclosure in the consolidated financial statements was adjusted and expanded and certain reclassifications were made to comply with US GAAP.

b)	New accounting policies

Asset Retirement Obligations

The Company’s subsidiaries are contractually obligated to dismantle their cellular towers from various sites they lease.

IBRACON issued “NPC 22—Provisions and Contingent Liabilities and Contingent Assets” (“NPC 22”), which required the recording of asset retirement obligations beginning on January 1, 2006. Retroactive application is allowed for the fiscal years being presented in the financial statements. CVM Deliberation No. 489 of October 3, 2005 made NPC 22 applicable to all listed companies, within the same effective dates.

Under NPC 22, the Company must record as asset retirement obligations the present value of the estimated costs to be incurred for dismantling and removing cellular towers and equipment from leased sites. The offset to this provision is recorded as property, plant and equipment, and the depreciation is calculated based on the useful lives of the corresponding assets.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The prior year effects of the retroactive application of NPC 22, which are being presented beginning from January 1, 2003, are presented separately in the statements of changes in shareholders´ equity for the years ended December 31, 2004 and 2005. Accordingly, the balance sheet as of December 31, 2005 and the statements of operations and statements of changes in financial position for the years ended December 31, 2004 and 2005 have been adjusted to reflect the retroactive application of NPC 22.

Subsidies offered on the sale of handsets to postpaid subscribers

Beginning January 1, 2006, the subsidiaries changed their accounting policy for readily-determinable costs associated with subsidies offered on the sale of handsets to postpaid subscribers who enter into a legally enforceable contract with exit penalties and minimum monthly charges for a period of twelve months. Management believes that the deferral of such costs, which is allowable under certain conditions, and the amortization of such costs over a 12-month period most accurately reflects the performance of the postpaid business by matching costs with the related revenue. Management believes that the minimum net revenues from services, based on the terms of the contractual arrangement, less related direct costs from these services, will exceed the amount of deferred costs recorded. Previously, the subsidiaries recognized directly through the statement of operations the costs incurred on the sale of handsets to all types of subscribers directly through the statement of operations.

This change was adopted considering the change in the commercial strategy of the subsidiaries that, starting from 2006, is focused on the acquisition of high-value customers. In 2006, the Company completed the integration of the operating subsidiaries, which began enforcing the policy of charging the penalties contractually foreseen for those subscribers who cancel their subscription or migrate to the prepaid plans during the contract period. Additionally, in 2006 the Company put in place systems that allow for the identification of the subsidy costs related to postpaid subscribers. The effect of this change in accounting policy on the statement of operations for the year ended December 31, 2006 was a credit of R$160,172 which represents the net balance of prepaid expenses as of December 31, 2006 (note 9).

In previous years, due to inconsistent enforcement of contractual penalties, and to the lack of managerial information and segregation of accounting data permitting the determination of the related costs, the conditions permitting quantification and deferral of the cost did not exist.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

c)	Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries. The “pro forma” consolidated information disclosed in note 3-d includes assets, liabilities and the results of operations of the Company and its subsidiaries, including TIM Celular and its subsidiaries (see note 2-c), which are as follows:

	Ownership %
	2005	2005 Pro forma		2006
	Direct	Direct	Indirect	Direct	Indirect
TIM Celular	—	100.00	—	100.00	—
TIM Nordeste (f/k/a Maxitel)	—	—	100.00	—	100.00
TIM Sul	100.00	100.00	—	—	—
TIM Nordeste Telecomunicações	100.00	100.00	—	—	—
CRC	—	—	100.00	—	—
Blah	—	—	100.00	—	—

All intercompany transactions and balances are eliminated upon consolidation. The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;

II.	Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;

III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;

IV.	Separate disclosure of the minority interest participation in the consolidated financial statements, where applicable.

d)	Comparability of the Consolidated Financial Statements

“Pro forma” information

The pro forma consolidated balance sheets and consolidated statements of operations are being set out, in this note and in the other notes to the consolidated financial statements, as if the common control merger mentioned in note 2-c had occurred at the beginning of the earlier periods presented. All intercompany balances and transactions have been eliminated. The restatement mentioned in note 3-b is also considered for all periods presented. The pro forma information is being provided as directed by CVM.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The following is a reconciliation of net income as reported in 2004 and 2005 to pro forma adjusted loss:

	2004	2005
Net income as adjusted TIM Participações as reported	256,690	389,574
Loss as adjusted TIM Celular, TIM Nordeste (f/k/a Maxitel), CRC and Blah as reported	(1,602,230)	(1,619,561)
Eliminations	58,567	240,426

Pro forma as adjusted loss	(1,286,973)	(989,561)

Reclassifications and adjustments in the consolidated financial statements

The Company and its subsidiaries aim to continuously improve the presentation of the financial statements while maintaining compliance with generally accepted accounting principles. The adoption of new accounting principles and the application of preferred account classifications resulted in some adjustments and reclassifications presented below and, consequently, balance sheets and statements of operations different from those previously issued and/or made available to the shareholders.

The adjustments and reclassifications in the consolidated financial statements are as follows:

(a)	Adjustments resulting from the adoption of NPC 22 related to asset retirement obligations (note 3-b).

(b)	In compliance with CVM Deliberation no. 489 of October 3, 2005, the Company offset escrow deposits with the corresponding provision for contingency, if directly related.

(c)	Certain discounts given on handsets that were recorded as financial expenses in 2005 were reclassified to net revenues.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

		2004
	Note	As reported	(a)	As adjusted
CONSOLIDATED STATEMENT OF OPERATIONS
Gross revenues
Telecommunications services	22	2,782,403	—	2,782,403
Sale of goods	22	646,772	—	646,772

		3,429,175	—	3,429,175
Deductions from gross revenues	22	(864,543)	—	(864,543)

Net revenues	22	2,564,632	—	2,564,632

Cost of services rendered	23	(784,233)	(4,582)	(788,815)
Cost of goods sold	23	(513,662)	—	(513,662)

Gross profit		1,266,737	(4,582)	1,262,155

Operating expenses:
Selling	24	(647,277)	—	(647,277)
General and administrative	25	(182,442)	—	(182,442)
Other operating expenses	26	(48,912)	—	(48,912)

		(878,631)	—	(878,631)

Income before financial results		388,106	(4,582)	383,524
Financial income (expenses):
Financial income	27	133,613	—	133,613
Financial expenses	28	(68,801)	(9,426)	(78,227)
Foreign exchange variation, net	29	(4,241)	—	(4,241)

		60,571	(9,426)	51,145

Operating income		448,677	(14,008)	434,669
Non-operating loss	30	(4,592)	—	(4,592)

Income before income and social contribution taxes and minority interest		444,085	(14,008)	430,077
Income and social contribution tax expense	31	(108,037)	4,763	(103,274)

Income before minority interest		336,048	(9,245)	326,803
Minority interest		(70,113)	—	(70,113)

Net income for the year		265,935	(9,245)	256,690

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

		Pro Forma 2004
	Note	As reported	(a)	As adjusted
CONSOLIDATED STATEMENT OF OPERATIONS
Gross revenues
Telecommunications services	22	6,357,601	—	6,357,601
Sale of goods	22	1,817,481	—	1,817,481

		8,175,082	—	8,175,082
Deductions from gross revenues	22	(1,921,245)	—	(1,921,245)

Net revenues	22	6,253,837	—	6,253,837

Cost of services rendered	23	(2,225,495)	(11,421)	(2,236,916)
Cost of goods sold	23	(1,735,009)	—	(1,735,009)

Gross profit		2,293,333	(11,421)	2,281,912

Operating expenses:
Selling	24	(2,191,475)	—	(2,191,475)
General and administrative	25	(613,846)	—	(613,846)
Other operating expenses	26	(373,268)	—	(373,268)

		(3,178,589)	—	(3,178,589)

Loss before financial results		(885,256)	(11,421)	(896,677)
Financial income (expenses):
Financial income	27	166,607	—	166,607
Financial expenses	28	(250,581)	(28,344)	(278,925)
Foreign exchange variation, net	29	(89,174)	—	(89,174)

		(173,148)	(28,344)	(201,492)

Operating loss		(1,058,404)	(39,765)	(1,098,169)
Non-operating loss	30	(12,056)	—	(12,056)

Loss before income and social contribution taxes and minority interest		(1,070,460)	(39,765)	(1,110,225)
Income and social contribution tax expense	31	(111,398)	4,763	(106,635)

Loss before minority interest		(1,181,858)	(35,002)	(1,216,860)
Minority interest		(70,113)	—	(70,113)

Loss for the year		(1,251,971)	(35,002)	(1,286,973)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

		2005
	Note	As reported	(a)	(b)	As adjusted
CONSOLIDATED BALANCE SHEETS

ASSETS

Current assets
Cash and cash equivalents		30,124	—	—	30,124
Short-term investments		1,251,644	—	—	1,251,644
Accounts receivable, net	5	723,335	—	—	723,335
Inventories	6	81,880	—	—	81,880
Recoverable taxes	7	114,065	—	—	114,065
Deferred income and social contribution taxes	8	103,118	—	—	103,118
Prepaid expenses	9	6,321	—	—	6,321
Other assets		2,952	—	—	2,952

Total current assets		2,313,439	—	—	2,313,439

Noncurrent assets
Recoverable taxes	7	69,946	—	—	69,946
Deferred income and social contribution taxes	8	117,478	16,032	—	133,510
Related parties	10	18,618	—	—	18,618
Judicial deposits	11	26,278	—	(11,779)	14,499
Prepaid expenses	9	1,976	—	—	1,976
Other noncurrent assets		2,730	—	—	2,730
Permanent Assets
Property, plant and equipment, net	12	1,804,637	68,057	—	1,872,694
Intangibles, net	13	29,961	—	—	29,961

Total assets		4,385,063	84,089	(11,779)	4,457,373

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

		2005
	Note	As reported	(a)	(b)	As adjusted
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	14	1,047,820	—	—	1,047,820
Loans and financing	15	23,945	—	—	23,945
Accrued interest		1,762			1,762
Salaries and related charges	16	22,685	—	—	22,685
Taxes, charges and contributions	17	157,666	—	—	157,666
Authorizations payable	18	8,741	—	—	8,741
Dividends and interest on shareholders’ equity		141,606	—	—	141,606
Related parties	10	53,943	—	—	53,943
Other current liabilities		21,909	—	—	21,909

Total current liabilities		1,480,077	—	—	1,480,077

Noncurrent liabilities
Loans and financing	15	105,076	—	—	105,076
Taxes, charges and contributions	17	4,634	—	—	4,634
Provision for contingencies	19	42,787	—	(11,779)	31,008
Pension Plan	33	3,584	—	—	3,584
Authorizations payable	18	2,962	—	—	2,962
Asset retirement obligations	20	—	115,211	—	115,211

Total noncurrent liabilities		159,043	115,211	(11,779)	262,475

Shareholders’ equity	21
Capital		1,472,075	—	—	1,472,075
Capital reserves		192,081	—	—	192,081
Income reserves		1,081,787	(31,122)	—	1,050,665

Total shareholders’ equity		2,745,943	(31,122)	—	2,714,821

Total liabilities and shareholders’ equity		4,385,063	84,089	(11,779)	4,457,373

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

		2005
	Note	As reported	(a)	As adjusted
CONSOLIDATED STATEMENT OF OPERATIONS

Gross revenues
Telecommunications services	22	3,169,742	—	3,169,742
Sale of goods	22	733,530	—	733,530

		3,903,272	—	3,903,272
Deductions from gross revenues	22	(985,057)	—	(985,057)

Net revenues	22	2,918,215	—	2,918,215

Cost of services rendered	23	(841,102)	(5,000)	(846,102)
Cost of goods sold	23	(536,470)	—	(536,470)

Gross profit		1,540,643	(5,000)	1,535,643

Operating expenses:
Selling	24	(798,106)	—	(798,106)
General and administrative	25	(185,946)	—	(185,946)
Other operating expenses	26	(75,759)	—	(75,759)

		(1,059,811)	—	(1,059,811)

Income before financial results		480,832	(5,000)	475,832
Financial income (expenses):
Financial income	27	158,546	—	158,546
Financial expenses	28	(83,634)	(9,584)	(93,218)
Foreign exchange variation, net	29	(2,482)	—	(2,482)

		72,430	(9,584)	62,846

Operating income		553,262	(14,584)	538,678
Non-operating loss	30	(2,260)	—	(2,260)

Income before income and social contribution taxes and minority interest		551,002	(14,584)	536,418
Income and social contribution tax expense	31	(130,338)	4,958	(125,380)

Income before minority interest		420,664	(9,626)	411,038
Minority interest		(21,464)	—	(21,464)

Net income for the year		399,200	(9,626)	389,574

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

		Pro Forma 2005
	Note	As reported	(a)	(b)	As adjusted
CONSOLIDATED BALANCE SHEETS

ASSETS

Current Assets
Cash and cash equivalents		519,300	—	—	519,300
Short-term investments		1,253,300	—	—	1,253,300
Accounts receivable, net	5	2,071,631	—	—	2,071,631
Inventories	6	215,242	—	—	215,242
Recoverable taxes	7	242,168	—	—	242,168
Deferred income and social contribution taxes	8	103,118	—	—	103,118
Prepaid expenses	9	43,730	—	—	43,730
Other assets		13,090	—	—	13,090

Total current assets		4,461,579	—	—	4,461,579

Noncurrent Assets
Recoverable taxes	7	297,634	—	—	297,634
Deferred income and social contribution taxes	8	117,478	16,032	—	133,510
Related parties	10	8,836	—	—	8,836
Judicial deposits	11	51,495	—	(11,779)	39,716
Prepaid expenses	9	19,719	—	—	19,719
Other noncurrent assets		3,047	—	—	3,047
Permanent Assets
Property, plant and equipment, net	12	7,541,457	274,351	—	7,815,808
Intangibles, net	13	2,454,093	—	—	2,454,093

Total Assets		14,955,338	290,383	(11,779)	15,233,942

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

		Pro Forma 2005
	Note	As reported	(a)	(b)	As adjusted
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued expenses	14	3,419,596	—	—	3,419,596
Loans and financing	15	165,748	—	—	165,748
Accrued interest		50,399			50,399
Salaries and related charges	16	94,428	—	—	94,428
Taxes, charges and contributions	17	357,328	—	—	357,328
Authorizations payable	18	34,792	—	—	34,792
Dividends and interest on shareholders’ equity payable		141,606	—	—	141,606
Related parties	10	73,902	—	—	73,902
Other current liabilities		54,442	—	—	54,442

Total current liabilities		4,392,241	—	—	4,392,241

Noncurrent liabilities
Loans and financing	15	1,653,895	—	—	1,653,895
Taxes, charges and contributions	17	4,634	—	—	4,634
Provision for contingencies	19	157,501	—	(11,779)	145,722
Pension plan	33	3,584	—	—	3,584
Authorizations payable	18	8,755	—	—	8,755
Asset retirement obligations	20	—	397,427	—	397,427
Others noncurrent liabilities		5,001	—	—	5,001

Total noncurrent liabilities		1,833,370	397,427	(11,779)	2,219,018

Shareholders’ equity	21
Capital		7,455,859	—	—	7,455,859
Capital reserves		192,081	—	—	192,081
Income reserves		1,081,787	(107,044)	—	974,743

Total shareholders’ equity		8,729,727	(107,044)	—	8,622,683

Total liabilities and shareholders’ equity		14,955,338	290,383	(11,779)	15,233,942

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

		Pro Forma 2005
	Note	As reported	(a)	(c)	As adjusted
CONSOLIDATED STATEMENTS OF OPERATIONS

Gross revenues
Telecommunications services	22	8,962,547	—	—	8,962,547
Sale of goods	22	2,270,057	—	—	2,270,057

		11,232,604	—	—	11,232,604
Deductions from gross revenues	22	(2,821,551)	—	(43,001)	(2,864,552)

Net revenues	22	8,411,053	—	(43,001)	8,368,052

Cost of services rendered	23	(2,894,953)	(13,538)	—	(2,908,491)
Cost of goods sold	23	(1,719,760)	—	—	(1,719,760)

Gross profit		3,796,340	(13,538)	(43,001)	3,739,801

Operating expenses:
Selling	24	(3,067,739)	—	—	(3,067,739)
General and administrative	25	(795,169)	—	—	(795,169)
Other operating expenses	26	(305,928)	—	—	(305,928)

		(4,168,836)	—	—	(4,168,836)

Loss before financial results		(372,496)	(13,538)	(43,001)	(429,035)

Financial income (expenses):
Financial income	27	181,362	—	—	181,362
Financial expenses	28	(376,591)	(34,545)	43,001	(368,135)
Foreign exchange variation, net	29	(185,856)	—	—	(185,856)

		(381,085)	(34,545)	43,001	(372,629)

Operating loss		(753,581)	(48,083)	—	(801,664)
Non-operating loss	30	(5,500)	—	—	(5,500)

Loss before income and social contribution taxes and minority interest		(759,081)	(48,083)	—	(807,164)
Income and social contribution tax expense	31	(165,891)	4,958	—	(160,933)

Loss before minority interest		(924,972)	(43,125)	—	(968,097)
Minority interest		(21,464)	—	—	(21,464)

Loss for the year		(946,436)	(43,125)	—	(989,561)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

4.	Summary of Accounting Practices

a)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

b)	Short-term investments

Short-term investments are recorded at cost, as current assets, plus interest earned up to the balance sheet date. The balance of short-term investments is backed by government securities (LFTs and NTN’s) and Bank Deposit Certificates (CDB) issued by first tier banks, subject to an average rate of 102.7% of the Interbank Deposit Certificate (CDI) rate (15.03 % at December 31, 2006 and 19% at December 31, 2005).

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

Inventories are represented by cellular handsets and accessories, which are stated at average acquisition cost, and do not exceed replacement cost. A provision to adjust the slow-moving items balance to the related realization value was recorded.

f)	Prepaid expenses

Prepaid expenses are stated at the amounts actually spent but not yet incurred.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

g)	Property, plant and equipment

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

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational and depreciated based on the useful lives of related assets.

Estimated costs to be incurred on dismantling cellular towers and equipment on leased property are capitalized and depreciated based on the useful lives of the related assets.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2005 and 2006. In pro forma 2004, the subsidiary Blah recognized impairment losses of R$25,648, based on these reviews.

h)	Intangible assets

Intangible assets reflect (i) the purchase of authorizations and radiofrequencies stated at acquisition cost, (ii) deferred charges comprised by pre-operating expenses and financial costs of the required working capital at the subsidiaries’ pre-operating stage and (iii) goodwill.

Amortization expense is calculated based on the straight-line method over the life of the assets, which are five years for radiofrequency bands, fifteen years for authorizations and ten years for goodwill and deferred charges.

i)	Income and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The subsidiary TIM Nordeste Telecomunicações, which was merged into TIM Nordeste (f/k/a Maxitel) – see note 2-d, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil—ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services.

The effect of the ADENE tax incentive is recorded in the year it is granted directly in retained earnings and as a reduction in the income tax payable.

Deferred taxes are recognized on temporary differences and income and social contribution tax losses, when applicable, and are recorded as current and noncurrent assets, and the expected realization is supported by projected future taxable income, which is reviewed every year and properly approved by Company’s management. Only 30% of tax loss carryforwards can be used to offset taxable income in any given year. Deferred taxes are subject to analysis of its realization.

j)	Loans, financing and swaps

Loans and financing include accrued interest to the balance sheet date. The Company’s subsidiaries are party to certain derivative instruments, related to its U.S. Dollar denominated liabilities with the objective of hedging themselves against risks associated with unexpected variations in the Brazilian Real/U.S. Dollar exchange rates. Additionally, the subsidiaries also are party to certain derivative instruments with the objective of hedging themselves against risk associated to variations of market interest rates. Gains and losses from such operations are recognized in the statement of income under the accrual method, based on the rates established in the contracts.

k)	Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and its subsidiaries’ management and of their legal advisors, and is recorded based on the probable losses at the end of the claims.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

l)	Asset retirement obligations

The Company records as asset retirement obligations the present value of the estimated costs to be incurred for dismantling and removing cellular towers and equipment from leased sites. The offset to this provision is recorded as property, plant and equipment, and the depreciation is calculated based on the useful lives of the corresponding assets.

m)	Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributors. For sales of handsets where subsidies are granted to postpaid subscribers, such subsidies are recognized on a straight-line basis over a 12-month period (see Note 3-b).

n)	Financial income (expenses)

Financial income (expenses) represents interest and exchange and monetary variations related to short-term investments, hedge contracts, loans and financing received and granted.

o)	Advertising costs

The Company expenses advertising costs as incurred. Advertising expense is recorded in selling expenses. The following are the advertising expenses for the years ended in 2004 as adjusted, 2004 pro forma as adjusted, 2005 as adjusted, 2005 pro forma as adjusted and 2006:

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Advertising expenses	63,152	376,351	41,740	338,385	317,534

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

p)	Pension plans

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Deliberation No. 371.

q)	Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries. During 2005 (see note 2-b), the subsidiaries TIM Sul, which was merged into TIM Celular and TIM Nordeste Telecomunicações, which was merged into TIM Nordeste (f/k/a Maxitel S.A), became wholly-owned subsidiaries of the Company.

r)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, as well as the estimation of revenues and expenses for the period. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, recoverability of deferred tax assets, provisions for contingencies, valuation of derivative instruments, asset retirement obligations and assets and liabilities related to employee benefits. The actual results may differ from those estimates. The Company reviews the estimates and assumptions periodically.

s)	Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing of the transaction date. Foreign currency denominated assets and liabilities are translated into Brazilian Reais using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of operations as they occur.

t)	Employees’ profit sharing

The Company and its subsidiaries record a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to the statements of operations’ accounts considering each employee’s cost center.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

u)	Interest on shareholders’ equity

Brazilian corporations are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends. The amount of interest is at the Company’s discretion and is deductible for income tax purposes. The Company paid such interest to its shareholders with respect to the years ended December 31, 2004 and 2005. The Company accrued the amount due, net of withholding tax, with a direct charge to shareholders’ equity. The distribution of such interest to shareholders is subject to withholding for income tax at the rate of 15%.

v)	Net income (loss) per thousand shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

5.	Accounts Receivable

	2005 as adjusted	2005 Pro forma as adjusted	2006
Services billed	225,712	652,364	757,817
Unbilled services	123,621	358,969	423,097
Interconnection	176,810	474,428	724,398
Sale of handsets	258,513	794,128	879,131
Other accounts receivable	8,236	29,116	30,821

	792,892	2,309,005	2,815,264

Allowance for doubtful accounts	(69,557)	(237,374)	(309,431)

	723,335	2,071,631	2,505,833

Periodically, the criteria for determining the allowance for doubtful accounts are reviewed in order to reflect the current risk scenario related to accounts receivable.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The changes in the allowance for doubtful accounts were as follows:

	2004 As adjusted	2004 Pro forma As adjusted	2005 As adjusted	2005 Pro forma As adjusted	2006
Beginning balance	19,155	191,247	64,307	193,356	69,557
Effects of mergers (note 2-c)	—	—	—	—	167,817
Provision charged to selling expense	112,605	239,772	117,978	334,462	451,976
Recoveries	(10,000)	(16,214)	—	—	—
Write-offs	(57,453)	(221,449)	(112,728)	(290,444)	(379,919)

Ending balance	64,307	193,356	69,557	237,374	309,431

6.	Inventories

	2005 as adjusted	2005 Pro forma as adjusted	2006
Cellular handsets	78,435	205,588	156,986
Accessories and prepaid cards	1,770	4,657	3,558
TIM “chips”	9,100	24,006	22,806

	89,305	234,251	183,350
Provision for adjustment to realizable value	(7,425)	(19,009)	(19,242)

	81,880	215,242	164,108

7.	Recoverable Taxes

	2005 as adjusted	2005 Pro forma as adjusted	2006
Corporate Income Tax	18,761	41,542	34,739
Social Contribution on net income	3,691	4,765	4,654
ICMS—Value-Added Tax on Sales and Services	111,841	397,910	422,216
PIS—Employees Profit Participation Program and COFINS—Tax for Social Security Financial	18,080	63,717	96,858
IRRF—Withholding tax	15,000	15,000	—
Recoverable income taxes withheld	14,657	14,984	9,809
Other	1,981	1,884	9,947

	184,011	539,802	578,223

Current	(114,065)	(242,168)	(292,542)

Noncurrent	69,946	297,634	285,681

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

On March 13, 2006, a favorable final court decision not subject to further appeal was given to the subsidiary TIM Nordeste (f/k/a Maxitel) declaring the unconstitutionality of Law No. 9,718/98, which expanded the calculation basis of PIS and COFINS to include revenues other than sales. As a result of this decision, the subsidiary recorded in 2006 tax credits amounting to R$52,317 related to for the periods from February 1999 through December 2002 related to PIS, and February 1999 through January 2004 related to COFINS.

8.	Deferred Income and Social Contribution Taxes

The deferred income and social contribution taxes are comprised as follows:

	2005 as adjusted and 2005 Pro forma as adjusted	2006
Goodwill on privatization	383,322	234,939
Reversal of the provision for integrity of equity	(252,992)	(155,060)

Tax benefit related to goodwill paid on privatization	130,330	79,879
Tax loss carryforwards—income tax	5,912	—
Tax loss carryforwards—social contribution tax	2,149	—
Depreciation of handsets granted to customers	21,832	—
Allowance for doubtful accounts	23,649	—
Provision for contingencies	14,548	—
Accelerated depreciation of TDMA equipment	14,682	—
Provision for pension plans	1,218	—
Provision for employees’ profit sharing	3,158	—
Asset retirement obligations	16,032	—
Other provisions	3,118	—

	236,628	79,879

Current	(103,118)	(50,450)

Noncurrent	133,510	29,429

Tax benefit related to goodwill paid on privatization

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the deferred tax benefit is a special reserve for goodwill in shareholders’ equity and is realized based on the estimated future profitability and the time of concession, which is expected to terminate in 2008. The goodwill amortization is recorded in the statement of operations. The amount of the goodwill amortization equals the amount of the realized portion of the special reserve for goodwill, resulting in no effect to net income.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

In 2006, R$50,450 (R$50,450 in 2005) related to such goodwill were realized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder of the Company. The minority shareholders are ensured of preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special goodwill reserve recorded by the Company represents the parent company’s right on future capitalization (note 21-b).

Other deferred taxes

The subsidiaries TIM Celular and TIM Nordeste (f/k/a Maxitel) had a history of losses and unused tax credits prior to the merger with TIM Sul and TIM Nordeste Telecomunicações, respectively (note 2-d), and did not recognize deferred tax assets.

Before the mergers described in note 2-d, the Company and its subsidiaries, that had a history of profits, recognized tax credits on goodwill paid on privatization, tax losses and negative social contribution basis, and temporary differences.

As described in note 2-d, the Company reorganized its corporate structure and, accordingly, management’s analyses and projections of tax credit realization were prepared pursuant to this new structure. As a result of this, the Company wrote-off the deferred tax assets of R$75,133 related to temporary differences and tax losses carryforwards and negative basis of social contribution recorded in the balance sheet.

The income and social contribution tax loss carryforwards which would have been recognized if there was evidence of recoverability, are summarized as follows:

	2005 as adjusted	2005 Pro forma as adjusted	2006
TIM Celular	—	3,258,348	3,684,140
TIM Sul (merged into TIM Celular)	28,611	28,611	—
TIM Nordeste (f/k/a Maxitel)	—	2,414,979	2,397,426
TIM Participações	2,598	2,598	14,523

	31,209	5,704,536	6,096,089

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

9.	Prepaid Expenses

	2005 as adjusted	2005 Pro forma as adjusted	2006
Subsidy on sales of handsets (a)	—	—	160,172
Advertising expenses (b)	5,242	35,929	51,860
Lease	1,028	12,757	11,004
Financial charges	1,416	12,436	8,814
Other	611	2,327	2,415

	8,297	63,449	234,265

Current	(6,321)	(43,730)	(221,008)

Noncurrent	1,976	19,719	13,257

(a)	As mentioned in note 3-b, beginning January 1, 2006, the subsidiaries changed their accounting treatment related to subsidies on the sale of handsets to postpaid subscribers, which are now deferred and amortized over the minimum term of the service contract signed by subscribers (12 months). The penalties contractually established for those subscribers who cancel their subscription or migrate to the prepaid plans before the end of the term of the contract are higher than the subsidy incurred on the sale of a handset.
(b)	The 2006 prepaid advertising expenses are primarily comprised of 2007 Formula One Racing sponsorship.

10.	Related Parties

Consolidated balances of related party transactions are as follows:

	Assets
	Total 2005 as adjusted	Total 2005 Pro forma as adjusted	Total 2006
TIM Celular (1)	18,529	—	—
Telecom Personal Argentina (2)	—	285	5,135
Telecom Sparkle (2)	—	1,464	5,649
Telecom Italia S.p.A. (3)	—	539	4,609
TIM Brasil (5)	—	2,943	—
Other	89	3,605	910

Total	18,618	8,836	16,303

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

	Liabilities
	Total 2005 as adjusted	Total 2005 Pro forma as adjusted	Total 2006
TIM Celular (1)	36,415	—	—
Blah (6)	1,102	—	—
Telecom Italia S.p.A. (3)	5,285	31,440	34,765
Telecom Sparkle (2)	—	3,417	6,739
TIM Brasil (5)	—	10,956	—
Italtel (4)	8,901	23,688	38,928
Other	2,240	4,401	3,632

Total	53,943	73,902	84,064

	Income
	Total 2004 Pro forma as adjusted	Total 2005 as adjusted	Total 2005 Pro forma as adjusted	Total 2006
TIM Celular (1)	—	118,147	—	—
TIM Brasil (5)	10,838	—	604	98
Telecom Italia S.p.A. (3)	—	—	12,235	8,645
Telecom Personal Argentina (2)	229	—	—	6,556
Telecom Sparkle (2)	—	—	—	4,501
Other	6,326	93	69	1,317

Total	17,393	118,240	12,908	21,117

	Cost/Expense
	Total 2004 as adjusted	Total 2004 Pro forma as adjusted	Total 2005 as adjusted	Total 2005 Pro forma as adjusted	Total 2006
TIM Celular (1)	9,302	—	28	—	—
Blah (6)	13,824	—	4,771	—	—
Telecom Italia S.p.A. (3)	—	32,882	—	186,449	23,314
TIM International N.V. (5)	—	54,876	—	—	—
TIM Brasil (5)	—	56,651	—	851	285
Italtel (4)	—	—	95	2,301	1,042
Telecom Sparkle (2)	—	—	—	—	17,747
Telecom Personal Argentina (2)	—	—	—	—	8,376
Other	—	—	217	9	1,101

Total	23,126	144,409	5,111	189,610	51,865

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

(1) Interconnection, co-billing agreements and sales of handsets

TIM Nordeste records as intercompany accounts receivable the revenues related to the tariff for interconnection (VU-M), received from TIM Celular co-billing services, for calls made using their networks. TIM Celular records as co-billing the amounts billed to clients of TIM Nordeste for the use of such service.

In order to optimize excess inventory at TIM Group companies, handset purchase and sale operations were carried out among the subsidiares. These operations were carried out at cost of acquisition of handsets from third parties.

With the acquisition of TIM Celular (note 2-c) the intercompany balances were eliminated upon consolidation.

(2) International services

International services refers to roaming, value-added services (“VAS”) and media services.

(3) Telecom Italia S.p.A.

Receivables and payables refer to international roaming, technical post-sales assistance, and VAS. Income and expenses recorded in 2005 mainly include exchange variation on intercompany loans repaid in September 2005.

(4) Development and maintenance of billing system

These costs refer to the development and maintenance contracts regarding the billing system.

(5) Intercompany loans

Interest-bearing intercompany loans with related parties outstanding were as follows:

	2005	2006
TIM Brasil, bearing interest at 100% of CDI variation (19% in 2005)	8,869	—

The Company had non-interest bearing intercompany loans, which were fully paid during 2005. The average balance of non-interest bearing loans was R$2,090,571 in 2004 and R$957,596 in 2005.

Revenues and expenses recorded in 2004 mainly include interest and exchange variation on intercompany loans repaid in 2005.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

(6) Blah

Blah provides services to TIM Group companies.

11.	Judicial Deposits

	2005 as adjusted	2005 Pro forma as adjusted	2006
Civil claims	1,654	8,163	13,172
Labor claims	3,383	4,974	16,395
ICMS— 69/98 Agreement	2,294	2,294	2,331
Other— tax-related	7,168	24,285	25,522

	14,499	39,716	57,420

In September 2005, the subsidiary TIM Sul (merged into TIM Celular S.A), prevailed in a proceeding contesting ICMS Agreement 69/98 in the Paraná state, and the corresponding deposit was released to the subsidiary. The remaining balance of the Agreement 69/98 judicial deposit (R$2,331) refers to the Santa Catarina state (see note 19).

12.	Property, Plant and Equipment

	Annual depreciation rate %	2005 as adjusted
		Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	2,803,645	(1,870,997)	932,648
Handsets	50	211,168	(145,396)	65,772
Infrastructure	33.33	296,518	(118,724)	177,794
Leasehold improvements	33.33	59,873	(32,571)	27,302
Software and hardware	20	843,823	(401,516)	442,307
Assets for general use	10	39,814	(18,124)	21,690

Assets and installations in service		4,254,841	(2,587,328)	1,667,513

Land		6,397	—	6,397

Construction in progress		198,784	—	198,784

		4,460,022	(2,587,328)	1,872,694

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

	Annual depreciation rate %	2005 Pro forma as adjusted
		Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	6,367,138	(2,842,613)	3,524,525
Handsets	50	717,865	(423,025)	294,840
Infrastructure	33.33	1,334,420	(388,165)	946,255
Leasehold improvements	33.33	142,644	(61,586)	81,058
Software and hardware	20	3,436,629	(1,207,274)	2,229,355
Assets for general use	10	246,706	(56,217)	190,489

Assets and installations in service		12,245,402	(4,978,880)	7,266,522

Land		22,351	—	22,351

Construction in progress		526,935	—	526,935

		12,794,688	(4,978,880)	7,815,808

	Annual depreciation rate %	2006
		Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	6,562,135	(3,599,425)	2,962,710
Loan-for-use handsets	50	768,627	(441,300)	327,327
Infrastructure	33.33	1,478,373	(572,788)	905,585
Leasehold improvements	33.33	96,345	(51,845)	44,500
Software and hardware	20	4,164,731	(1,868,881)	2,295,850
Assets for general use	10	283,750	(81,144)	202,606

Assets and installations in use		13,353,961	(6,615,383)	6,738,578

Land		24,326	—	24,326

Construction in progress		422,960	—	422,960

		13,801,247	(6,615,383)	7,185,864

Construction in progress refers basically to the construction of new transmission units (Cell Sites—BTS) for network expansion.

The Company capitalized interest as follows:

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Capitalized interest	6,476	6,476	1,352	5,041	16,564

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Implementation of new technology

The subsidiaries of the Company (TIM Celular and TIM Nordeste) began, in the second six-month period of 2003, introducing GSM technology into their service network, supplementing current TDMA technology. At December 31, 2006 no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation by the companies until 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and will be 100% depreciated by 2008.

13.	Intangibles

	Annual amortization rate %	2005 as adjusted	2005 Pro forma as adjusted	2006
PCS authorizations and radiofrequencies	7-20	43,527	3,223,069	3,223,069
Deferred charges	10	—	423,351	423,351
Goodwill on acquisition of additional shares in TIM Sul (merged into TIM Celular)	10	16,918	16,918	16,918
Other	—	20	20	20

		60,465	3,663,358	3,663,358

Accumulated amortization		(30,504)	(1,209,265)	(1,501,419)

		29,961	2,454,093	2,161,939

PCS authorizations and radiofrequencies

Authorizations to render the Personal Communications Services (“PCS”) were granted by means of the terms signed in 2001 for the Company with ANATEL for exploration of PCS during fifteen years within the Company’s operating areas. TIM Sul (merged into TIM Celular), TIM Nordeste Telecomunicacoes (merged into TIM Nordeste) and TIM Nordeste (f/k/a Maxitel) had previously been granted 15-year Mobile Communication Services (“SMC”) concessions by ANATEL which were converted to PCS authorizations in 2002. The period of the PCS authorizations is the remaining term of the SMC concessions.

From 2001 to 2004, the subsidiaries obtained authorization from ANATEL to use radiofrequency bands associated to the authorization to render PCS at the frequency of 900 MHz and 1800 MHz, respectively.

The authorizations may be subsequently renewed for an additional period of 15 years by the granting authority, after the payment of a new fee which amount will be determined by ANATEL at that date.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Current radiofrequency bands may be renewed only once for an additional period of 15 years. At the end of the second 15-year term, the subsidiaries will have to obtain new radiofrequency bands and pay a new fee to be determined by ANATEL at that date.

14.	Accounts Payable and Accrued Expenses

	2005 as adjusted	2005 Pro forma as adjusted	2006
Local currency
Suppliers of materials and services	972,307	3,150,254	2,108,470
Interconnection charges (a)	25,673	89,216	293,700
Roaming charges (b)	—	1,377	14,444
Co-billing charges (c)	39,329	105,874	137,886

	1,037,309	3,346,721	2,554,500

Foreign currency
Suppliers of materials and services	10,401	50,457	56,010
Roaming charges (b)	110	22,418	32,348

	10,511	72,875	88,358

	1,047,820	3,419,596	2,642,858

(a)	Refers to use of the network of other fixed and mobile cell telephone operators, where calls are initiated at TIM network and end in the network of other operators;
(b)	This refers to calls made when customers are outside their registration area, being therefore considered visitors in the other network (roaming); and
(c)	This refers to calls made by customers when they choose another long-distance call operator – CSP (“co-billing”).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

15.	Loans and Financing

	Maturity dates	2005 as adjusted	2005 Pro forma as adjusted	2006
Compaq Financial Services Corporation—debt balance is translated at balance sheet date by the foreign exchange variation, plus 6.5% interest p.a. above LIBOR.	03/2006	—	2,378	—

Banco do Nordeste—financing subject to fixed interest of 14% p.a., with a 15% to 25% bonus for principal payments made on or before the maturity dates, the subject matter of a hedging operation for which the rate is 69.8% and 76.90% of the CDI monthly variation.	04/2013	105,319	205,175	195,187

Banco BBA Creditanstalt S.A—debt balance is updated by the CDI rate plus 3.3% interest p.a.	01/2007	—	4,697	1,565

Union Debt—the balance is restated based on the CDI rate plus 0.90% p.a. until 12/31/06, and from then on the CDI rate plus the ratio of the Net Consolidated Debt/Consolidated EBITDA.	08/2009	—	600,000	600,000

BNDES (National Bank for Economic and Social Development): this financing bears interest of 6% p.a. plus the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil or of the “UMBNDES” of the basket of currencies. The Basket of Currencies financing was the subject matter of a swap to CDI operation at the rate of 65.75%	01/2007	18,890	18,890	—

BNDES (National Bank for Economic and Social Development): this financing bears interest at 3.85% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank or of the “UMBNDES” of the Basket of Currencies plus the rate from resolution 635/87 (average BNDES external funding rate). The Basket of Currencies financing was the subject matter of a swap to approximately 128% of the CDI monthly variation.	01/2008	—	236,856	119,161

BNDES (National Bank for Economic and Social Development): this financing bears interest at an average rate of 4.20% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	08/2013	—	706,962	1,123,461

BNDES (National Bank for Economic and Social Development): this financing bears interest at an average rate of 3% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	10/2011	—	20,015	50,173

Compror: Bank financing for payment of goods and services suppliers, linked to foreign currency variations. 68% of the agreements denominated in US Dollars (average coupon of 4.65% p.a.) and 32% of the agreements denominated in Yen (average coupon of 0.83% p.a.)	01/2007	—	—	61,814

Hedging contracts		4,812	24,670	22,354

		129,021	1,819,643	2,173,715
Current		(23,945)	(165,748)	(294,036)

Noncurrent		105,076	1,653,895	1,879,679

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The BNDES loans and the Union Debt are subject to certain covenants covering specific ratios. As of December 31, 2006, the Company was in compliance with all covenants.

Guarantees for the financings are as follows: Compaq – guaranteed by Telecom Italia and related equipment purchased (book value of R$5,599 in December 31, 2005), BNDES – guaranteed by collections from wireless telecom services, and Union Debt – guaranteed by TIM Brasil.

The subsidiaries entered into swap agreements to protect themselves against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies, and against variation in the fair value of financing indexed to fixed interest rates, of which the contract term is the same as that stipulated in the financing agreement.

The noncurrent portion of loans and financing matures, as follows:

2008	537,151
2009	534,541
2010	234,445
2011	232,272
2012	211,722
2013	129,548

1,879,679

16.	Salaries and Related Charges Payable

	2005 as adjusted	2005 Pro forma as adjusted	2006
Salaries and fees	1,743	1,782	2
Social charges	3,901	20,233	23,514
Labor provisions	16,120	68,301	68,314
Employee retention	921	4,112	663

	22,685	94,428	92,493

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

17.	Taxes, Charges and Contributions

	2005 as adjusted	2005 Pro forma as adjusted	2006
Corporate Income Tax and Social Contribution on net income	3,444	5,149	5,830
ICMS—Value-Added Tax on Sales and Services	99,796	225,838	268,203
COFINS—Tax for Social Security Financial	16,569	35,924	36,838
PIS—Employees Profit Participation Program	3,594	7,787	7,982
FISTEL—Fund for Telecommunications Inspection	8,292	30,790	14,652
FUST—Telecommunications Services’ Universalization Fund / FUNTTEL—Fund for the Technological Development of Telecommunications	1,780	5,939	7,895
IRRF—Withholding tax	25,641	27,938	2,851
ISS—Tax for services	2,006	15,242	20,366
Other	1,178	7,355	5,647

	162,300	361,962	370,264

Current	(157,666)	(357,328)	(370,264)

Noncurrent	4,634	4,634	—

18.	Authorizations Payable

	2005 as adjusted	2005 Pro forma as adjusted	2006
PCS exploitation rights
Authorizations acquired	39,451	164,560	164,560
Payments	(36,968)	(157,219)	(157,219)
Monetary restatement	9,220	36,206	37,476

	11,703	43,547	44,817

Current	(8,741)	(34,792)	(38,275)

Noncurrent	2,962	8,755	6,542

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

19.	Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax, regulatory and civil) arising in the ordinary course of their business, and have recorded provisions when management believes it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies, net of directly related judicial deposits of R$11,779 at December 31, 2005 (R$0 in 2006), is comprised as follows:

	2005 as adjusted	2005 Pro forma as adjusted	2006
Civil	15,893	36,920	46,895
Labor	8,360	27,097	37,930
Tax	3,852	76,618	38,927
Regulatory	2,903	5,087	4,381

	31,008	145,722	128,133

The changes in the provision for contingencies can be summarized as follows:

	2005 as adjusted	Balances of Merged companies (note 2-c)	Additions	Reversals and payments	2006
Civil	15,893	21,027	9,975	—	46,895
Labor	8,360	18,737	11,320	(487)	37,930
Tax	3,852	72,766	(648)	(37,043)	38,927
Regulatory	2,903	2,184	1,518	(2,224)	4,381

	31,008	114,714	22,165	(39,754)	128,133

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for civil damages.

Labor contingencies

These involve several labor claims, mainly related to salary differences, salary parity and overtime payment, among others.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Tax Contingencies

IR (income tax) and CSLL (social contribution on net income)

In 2005, the subsidiary TIM Nordeste (f/k/a Maxitel) was assessed R$126,933 by the Belo Horizonte Federal Revenue Service (SRF) authorities related to (i) taxation on monetary variations arising from swap transactions and exchange variations on unsettled loans, (ii) collection of a one-time fine for nonpayment of social contribution tax on net profit on a monthly estimated basis, for 2002 and part of 2001, (iii) nonpayment of corporate income tax on a monthly estimated basis for 2002, and (iv) remittance of interests abroad, subject to withholding income tax. The subsidiary is currently discussing these assessments with the tax authorities and, based on the opinion of both internal and external legal advisors, management concluded that probable losses to be incurred in these proceedings amount to R$32,750. Such amount is related to contingencies for income tax and social contribution. If such amount had been paid at the time it was incurred, it would have been recorded as income and social contribution tax expense. Therefore, the subsidiary recorded the provision as income and social contribution tax expense in 2005.

ICMS (Value-Added Tax on Sales and Services)

TIM Sul received delinquency notices from the Santa Catarina state tax authorities in 2003 and 2004, amounting to R$85,114, mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external counsel, management concluded that probable losses to be incurred in these proceedings amount to R$2,650, being such properly recorded.

In October 2006, the subsidiary TIM Sul (merged into TIM Celular) joined the “Revigorar II” – State of Santa Catarina Economic Recovery Program whereby it agreed to settle the tax debt arising from reversed ICMS rate differences on acquisition of handsets from other Brazilian states. With the termination of this claim, the previous judicial deposit in the amount of R$11,779, for which a provision had been recorded, was reversed.

The subsidiary TIM Celular received delinquency notices from the Rio de Janeiro State tax authorities, amounting to R$3,678. Management had concluded the risk of loss to be probable, having, therefore, setting up a provision. Early in 2006, based on the opinion of its internal and external legal advisors, the subsidiary paid the amounts due, with a reduction of interest and fine, under the tax amnesty scheme then allowed by tax authorities.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

PIS and COFINS

In 2004, the subsidiary TIM Nordeste (f/k/a Maxitel S.A.) received delinquency notices related to PIS and COFINS payable on foreign exchange gains generated in 1999. The two notices filed by the tax authorities amount to R$30,913. Given the differing interpretations of the applicable legislation, a provision was recorded in 2004 for probable losses. On March 13, 2006 a favorable court ruling was issued on the claim filed by the Company against Law 9,718/98, with no right to further appeal. The Company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating income. In view of the final decision, Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (note 26).

Regulatory Contingencies

Due to noncompliance with certain provisions of the Personal Communication Services Regulation (PCS) and quality targets, defined in the General Plan of Quality Targets for PCS (PGMQ-PCS), ANATEL started a proceeding for noncompliance with obligations (PADO) against the subsidiaries.

The subsidiaries have endeavored to contest the proceeding. The defense arguments may contribute to a significant reduction in the penalty initially applied or result in definitive PADO revocation without any penalty application. The provision for regulatory contingencies was recorded based on the amount of the penalties received for which the risk of loss is considered probable (note 36).

Possible contingencies (not recorded)

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by management and the Company’s legal advisors. No provision has been recorded for these contingencies.

	2005 as adjusted	2005 Pro forma as adjusted	2006
Civil	11,892	35,979	67,785
Labor	13,927	20,222	42,137
Tax	69,721	189,948	625,265
Regulatory	9,806	26,368	22,868

	105,346	272,517	758,055

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

A description of the significant claims involving possible loss is as follows:

Income Tax and Social Contribution

On October 30, 2006, the subsidiary TIM Nordeste received tax assessments in the amount of R$331,171. Most of these tax assessments refer to amortization of goodwill originated from the privatization of the incumbents and the related tax deductions. Under article 7 of Law 9,532/97, the proceeds of goodwill amortization should be computed in the taxable income of the company resulting from merger, split or acquisition, where a company holds investment in the other, and pays for it using goodwill based on the acquired company future profitability. Also, this is a common transaction performed in the Brazilian market, which is in full compliance with CVM Instruction No. 319/99. Management believes that these assessments are not enforceable and, as such, has refuted them. The subsidiary now awaits the tax authorities’ decision thereon.

The subsidiary TIM Nordeste Telecomunicações (merged into TIM Nordeste, f/k/a Maxitel) received a delinquency notice from the Ceará state tax authorities in 2003, amounting to R$12,721, related to (i) disallowances of expenses considered as deductible in the determination of income tax in the period 1999 to 2001, corresponding to the amount of R$8,402; (ii) unpaid social contribution differences in 1998 to 2001, in the amount of R$3,208; and (iii) unpaid PIS and COFINS differences in 1998 to 2002, in the amounts of R$334 and R$777, respectively. The Company filed a defense in connection with this delinquency notice, contesting this assessment by the tax authorities.

Fund for Universalization of Telecommunications Services—FUST contribution tax

On December 15, 2005, ANATEL issued an Abridgment of Law No. 07, aiming to collect the FUST contribution tax on interconnection revenues of telecommunications service providers, beginning from the enactment of Law No. 9,998, dated August 17, 2000. The Company believes that the referred to revenue is not subject to FUST levy, based on applicable legislation, and management intends to take applicable measures to defend the Company’s interests. In October and November 2006, ANATEL issued an assessment of R$82,096 to the Company´s subsidiaries referring to FUST on interconnection revenues and related fines in conjunction with Abridgment of Law No. 07. Currently ANATEL’s intended collection of FUST on interconnection revenues earned by the Company has been suspended, because of the temporary order issued by the federal court of Brasília in March 2006.

ICMS—Value-Added Tax on Sales and Services

During 2006, the indirect subsidiary TIM Nordeste received tax assessments from the tax authorities of the State of Piauí in the amount of R$7,308, regarding intrastate and interstate ICMS rate difference on the acquisition of fixed assets for use and consumption, as well as, the determination of ICMS calculation basis for acquisition of goods intended for sale. The Company is disputing these assessments.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Potential litigation

Litigation Arising Out of Events Prior to the Breakup of TELEBRÁS

Telecomunicações Brasileiras S.A.—TELEBRÁS and its operating subsidiaries (collectively, the Predecessor Companies), the legal predecessors of the Company and its subsidiaries (TIM Sul—merged into TIM Celular and TIM Nordeste Telecomunicações—merged into TIM Nordeste (f/k/a Maxitel)), respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Company’s subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions were assigned to the Company’s subsidiaries. Any claims against the Predecessor Companies that are not satisfied by the Predecessor Companies could result in claims against the Company’s subsidiaries, to the extent that the Company’s subsidiaries have received assets that might have been used to settle such claims had such assets not been spun off from the Predecessor Companies.

Under the terms of the breakup of the TELEBRÁS system, liability for any claims arising out of acts committed by TELEBRÁS prior to the effective date of the breakup remains with TELEBRÁS, except for labor and tax claims (for which TELEBRÁS and the companies formed through the breakup of TELEBRÁS (the New Holding Companies) are jointly and severally liable by operation of law) and any liability for which specific accounting provisions were assigned to the Company or one of the other New Holding Companies. Management believes that the chances of claims of this nature materializing and having a material adverse financial effect on the Company are remote.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Leases

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2004 as adjusted	2004 pro forma as adjusted	2005 as adjusted	2005 pro forma as adjusted	2006
Rent expense	24,884	154,839	27,884	181,210	189,511

At December 31, 2006, the future minimum operating lease payments under lease agreements are as follows:

2007	203,571
2008	212,324
2009	220,695
2010	229,432
2011	238,520

1,104,542

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

20.	Asset Retirement Obligations

As mentioned in note 3-b, in 2006, the subsidiaries began recording asset retirement obligations, with retroactive application beginning from January 1, 2003, for presentation purposes.

In 2006, the subsidiaries reviewed the assumptions used to determine asset retirement obligations, which resulted in a reduction in the liability. The main reason for the review was the continuing decrease, which was identified during 2006, of average costs for dismantling towers and equipment on leased sites.

The changes in asset retirement obligations were as follows:

Balance at December 31, 2004	98,879

Additions in 2005, net	16,332

Balance at December 31, 2005	115,211

Effects of incorporation of TIM Celular	282,216
Additions in 2006, net	50,232
Revision of estimate in December 2006	(289,491)

Balance at December 31, 2006	158,168

Pursuant to Circular CVM/SNC/SP No. 01/2007, the asset retirement obligations were recorded at present value, and consequently, financial expenses totaling R$26,594 were recorded in the consolidated statement of operations for 2006 (2005 pro forma as adjusted—R$34,545 and 2004 pro forma as adjusted—R$28,344). The effect of the revision of estimate resulted in a reduction of property, plant and equipment of R$273,785 and a credit of R$15,706 to the statement of operations.

21.	Shareholders’ Equity

a.	Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, so as not to exceed 2,500 billion common or preferred shares, without the need to maintain the proportion between the classes of shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights. The limit to increase the Company’s capital may be modified with the approval of an Extraordinary General Shareholders’ Meeting.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

On March 16, 2006, the Shareholders’ Meeting approved a capital increase of R$5,983,784 through the issuance of 491,506,603,551 common shares and 951,506,373,542 preferred shares due to the incorporation of shares of TIM Celular with no par value, on behalf of TIM Brasil Serviços e Participações S.A and there was no exercise of withdrawal rights by common shareholders of the Company. At this same meeting, authorized capital was increased from 1,400 billion shares to 2,500 billion shares.

On September 29, 2006, the Shareholders’ Meeting of the Company, approved a capital increase of R$50,450 (R$54,954 on March 9, 2005 and R$27,102 on May 7, 2004), through the issuance of 2,427,042,369 common shares (6,093,084,511 in 2005 and 2,745,851,522 in 2004) and 4,698,352,944 preferred shares (10,072,063,725 in 2005 and 4,534,299,224 in 2004) with no par value on behalf of TIM Brasil. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of the Company. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

The subscription price per 1,000 shares was R$8.92 (R$3.25 in 2005 and R$3.05 in 2004) for the common shares and R$6.13 (R$3.49 in 2005 and R$4.13 in 2004) for the preferred shares. At the same Extraordinary General Meetings, the shareholders approved another capital increase of R$6,401 through capitalization of Future Capital Increase Reserve without issuance of shares, in benefit of all shareholders.

Shares with no par value represent the subscribed and paid-in capital, as follows:

	December 31, 2005	December 31, 2006
Number of common shares	299,610,631,068	793,544,276,988
Number of preferred shares	579,965,856,092	1,536,170,582,578

	879,576,487,160	2,329,714,859,566

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

b. Capital reserves

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

Reserve for Future Capital Increase

On March 8 and 9, 2005, capital increases were approved at the subsidiaries TIM Nordeste Telecomunicações (merged into TIM Nordeste, f/k/a Maxitel) and TIM Sul (merged into TIM Celular), respectively, as a consequence of the capitalization of part of the special goodwill reserve, as above mentioned. The deadline for the minority shareholders to exercise their preference rights ended 30 days after the date of approval, when the Company received the amount of R$6,401 from the shareholders who exercised their rights. When the amount was received, the exchange relation of shares described in note 2-b, in which the subsidiaries became wholly owned by the Company and the respective capital increases had been established. Thus, the amount received from minority shareholders (now shareholders of the Company) was recorded as Reserve for Future Capital Increase.

On September 29, 2006, as mentioned above, the Shareholders’ Meeting approved a capital increase in the amount of R$6,401 without issuance of shares, in benefit of all shareholders.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Unearned income reserve

In conformity with Law No. 10,303/01, a reserve of R$18,838 was established by TND in 2003 for the amount of compulsory dividends, that exceeded the realized portion of net income for the year. The portion of the net income not realized was related to the tax incentives granted to TND’s subsidiaries. TND transferred this amount to the Company in conjunction with the merger described in note 2.

On March 7, 2006, the General Shareholders’ Meeting approved management’s proposal to distribute the reserve of R$18,838 as dividends.

Expansion Reserve

This reserve, which is set up based on paragraph 2, article 46 of the by-laws and article 194 of Law 6,404/76, is intended to fund investment and network expansion projects.

The loss for the year ended December 31, 2006, in the amount R$ 285,542, was fully absorbed by the reserve for expansion, as required by Law No. 6,404/76, article 189 and CVM Instruction No. 59/86.

Additionally, the Company’s management proposed partial realization of the reserve for expansion, in the amount of R$450,763, as dividend distribution (note 21-d).

The remaining balance after the above mentioned deduction, in the amount of R$139,697 will be kept under the “Expansion Reserve”, in accordance with the Company’s by-laws.

d. Dividends

Dividends are calculated in accordance with the by-laws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

Based on its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend each year ended December 31, provided that there are funds available for distribution. For the purposes of the Brazilian Corporation Law, and in accordance with the Company’s by-Laws, “adjusted net income” is an amount equal to the net profit adjusted to reflect allocations to or from: (i) the statutory and legal reserves, (ii) a contingency reserve for probable losses, if applicable, (iii) profit reserve for expansion, and (iv) unrealized profit for reserve.

Preferred shares are nonvoting but take priority in (i) capital reimbursement, at no premium; and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock by the total number of shares issued by the Company.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

In order to comply with the New Corporate Law (Law No. 10,303/01), the Company’s by-laws were amended, including the first paragraph of Section 10, which ensures the holders of preferred shares the right to receive dividends corresponding to 3% (three percent) of shareholders’ equity on an annual basis, based on the balance sheet most recently approved, whenever the dividend established according to this criteria exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

Despite the Company’s losses for the year ended December 31, 2006, the Company’s management proposed utilizing part of the expansion reserve in the amount of R$450,763 for dividend distribution. The preferred dividends proposed were calculated based on an annual 6% payment based on the total obtained from dividing the capital stock representing preferred shares by the total number of the same class of shares issued by the Company. Additionally, under article 47 of the Company’s by-laws, the Company proposes to adopt the same payment criteria for common shares, as follows:

2006
Capital stock	7,512,710

Dividends: 6%	450,763

Preferred dividends	297,225
Common dividends	153,538

Total proposed dividends	450,763

Dividends per 1,000 shares (in Brazilian Reais)
Common shares	0.1935
Preferred shares	0.1935

In 2005, dividends, which correspond to the greater of values determined within the minimum set by each of the methods provided for by the by-laws, were calculated as follows:

2005
Consolidated net income for the year	399,200
ADENE tax incentive	35,289

Holding company net income for the year	434,489
(-) Setup of legal reserve	(21,724)

Adjusted net income	412,765

Compulsory dividends: 25%	103,191

Interest on shareholders’ equity, net of withholding income tax of 15%	59,500

Supplementary dividends	43,691

103,191

Realization of unearned income reserve/dividends payable reserve	18,838

Total proposed dividends and interest on shareholders’ equity	122,029

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

2005
Dividends and interest on shareholders’ equity per 1,000 shares (in Brazilian reais)

Common shares	0.1387
Preferred shares	0.1387

The dividends and interest on shareholders’ equity payable as of December 31, 2006 include R$22,195 relating to prior years (R$19,577 in 2005).

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

22. Net Operating Revenues

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Revenue from telecommunications services
Subscription charges	358,178	538,818	258,610	531,764	580,277
Use charges	1,246,666	2,897,499	1,664,512	4,406,139	5,476,107
Interconnection	822,576	2,118,921	940,251	2,484,748	3,439,305
Long distance service	202,963	423,126	32,797	851,984	1,351,150
Value-added services – VAS	118,396	278,572	218,965	584,298	886,181
Other	33,624	100,665	54,607	103,614	87,256

	2,782,403	6,357,601	3,169,742	8,962,547	11,820,276
Sales of goods	646,772	1,817,481	733,530	2,270,057	2,057,283

Gross operating income	3,429,175	8,175,082	3,903,272	11,232,604	13,877,559

Deductions
Taxes	(723,716)	(1,650,687)	(813,302)	(2,414,445)	(2,921,833)
Discounts	(134,253)	(243,798)	(150,624)	(355,161)	(665,342)
Other	(6,574)	(26,760)	(21,131)	(94,946)	(174,271)

	(864,543)	(1,921,245)	(985,057)	(2,864,552)	(3,761,446)

Net operating revenues	2,564,632	6,253,837	2,918,215	8,368,052	10,116,113

23. Cost of Services Rendered and Goods Sold

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Personnel	(23,158)	(100,438)	(26,868)	(123,692)	(106,825)
Third-party services	(54,800)	(186,891)	(71,581)	(255,218)	(280,165)
Interconnection charges	(334,630)	(978,080)	(340,323)	(1,255,697)	(2,229,060)
Depreciation and amortization	(355,600)	(841,568)	(383,351)	(1,121,152)	(1,324,843)
Telecommunications supervision fund (Fistel)	(2,987)	(10,663)	(2,643)	(12,462)	(10,618)
Other	(17,640)	(119,276)	(21,336)	(140,270)	(144,989)

Cost of services rendered	(788,815)	(2,236,916)	(846,102)	(2,908,491)	(4,096,500)

Cost of goods sold	(513,662)	(1,735,009)	(536,470)	(1,719,760)	(1,407,761)

Total cost of services rendered and goods sold	(1,302,477)	(3,971,925)	(1,382,572)	(4,628,251)	(5,504,261)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

24. Selling Expenses

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Personnel	(55,152)	(180,633)	(66,515)	(226,881)	(300,389)
Third-party services	(318,778)	(1,244,644)	(417,093)	(1,798,450)	(1,664,730)
Allowance for doubtful accounts	(112,605)	(239,772)	(117,978)	(334,462)	(451,976)
Telecommunications supervision fund (Fistel)	(95,624)	(253,346)	(123,858)	(356,964)	(410,756)
Depreciation and amortization	(46,103)	(176,625)	(49,194)	(239,065)	(325,038)
Other	(19,015)	(96,455)	(23,468)	(111,917)	(98,062)

Selling expenses	(647,277)	(2,191,475)	(798,106)	(3,067,739)	(3,250,951)

25. General and Administrative Expenses

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Personnel	(37,349)	(120,797)	(31,781)	(154,858)	(187,676)
Third-party services	(91,392)	(300,328)	(98,489)	(318,913)	(362,173)
Depreciation and amortization	(40,133)	(142,951)	(43,486)	(249,026)	(332,825)
Other	(13,568)	(49,770)	(12,190)	(72,372)	(72,184)

General and administrative expenses	(182,442)	(613,846)	(185,946)	(795,169)	(954,858)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

26. Other Operating Expenses

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Income
Telecommunication service fines	10,993	25,368	11,274	31,030	50,913
Reversal of the allowance for doubtful accounts (a)	10,000	16,214	—	—	—
Reversal of the provision for contingencies (b)	3,223	8,539	3,566	23,709	39,754
PIS/COFINS recovery (note 8)	—	—	—	—	52,317
ICMS recovery	—	—	—	—	10,611
Other operating income	7,756	17,133	3,760	16,275	22,557

	31,972	67,254	18,600	71,014	176,152

Expenses
Goodwill amortization on privatization	(50,450)	(50,450)	(50,450)	(50,450)	(50,450)
Goodwill amortization	(1,581)	(1,581)	(1,581)	(1,582)	(1,582)
Amortization of concessions	(8,626)	(247,368)	(9,295)	(248,238)	(248,238)
Taxes, charges and contributions	(5,907)	(21,532)	(16,660)	(19,484)	(29,130)
Provision for contingencies	(9,063)	(72,780)	(10,242)	(32,897)	(22,165)
Loss on judicial proceedings	(4,573)	(11,068)	(6,131)	(18,338)	(21,145)
Impairment of property, plant and equipment	—	(25,648)	—	—	—
Other operating expenses	(684)	(10,095)	—	(5,953)	(1,913)

	(80,884)	(440,522)	(94,359)	(376,942)	(374,623)

Other operating expenses	(48,912)	(373,268)	(75,759)	(305,928)	(198,471)

(a)	Refers to recovery of receivables from other telecom operating companies.
(b)	In 2006, primarily refers to reversal of the provision for PIS and COFINS in subsidiary TIM Nordeste (see note 19).

27. Financial Income

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Interest accrued on short-term investments	103,567	104,231	137,701	138,496	117,028
Monetary adjustment	7,313	7,457	6,716	6,980	14,623
Interest on accounts receivable	17,520	28,302	9,985	18,037	13,620
Interest accrued on intercompany loans receivable	—	10,838	—	—	—
Other	5,213	15,779	4,144	17,849	16,931

Financial income	133,613	166,607	158,546	181,362	162,202

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

28. Financial Expenses

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Interest on loans and financing	(2,224)	(51,838)	(10,454)	(125,940)	(240,221)
Interest on suppliers	(151)	(81)	(3,671)	(17,137)	(29,314)
Taxes on financial income	(15,957)	(40,527)	(12,821)	(50,507)	(25,749)
Monetary adjustment	(14,966)	(58,488)	(10,356)	(50,881)	(47,313)
Interest on taxes and charges	(4,597)	(7,573)	(2,581)	(13,966)	(10,035)
CPMF (tax on financial activities)	(13,636)	(31,892)	(16,251)	(49,725)	(48,568)
Financial expenses on handset sales	(14,861)	(36,330)	(31,689)	(38,513)	(20,017)
Other	(11,835)	(52,196)	(5,395)	(21,466)	(28,810)

Financial expenses	(78,227)	(278,925)	(93,218)	(368,135)	(450,027)

29. Foreign Exchange Variation, net

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Loans and financing	4,238	6,709	5,234	159,126	9,147
Suppliers – Trade payables	204	6,048	1,262	12,909	11,967
Swap	(8,685)	(101,365)	(8,988)	(36,401)	(74,647)
Other	2	(566)	10	(3,238)	(1,599)

Foreign exchange variation, net	(4,241)	(89,174)	(2,482)	(185,856)	(55,132)

30. Non-Operating Income (Loss)

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Income
Investment disposals	898	898	—	—	—
Fixed asset disposals	1,977	4,787	3,413	6,674	12,182

	2,875	5,685	3,413	6,674	12,182

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Expenses
Cost of fixed assets disposed of	(1,517)	(8,111)	(5,673)	(11,647)	(9,656)
Other non-operating expenses	(5,950)	(9,630)	—	(527)	—

	(7,467)	(17,741)	(5,673)	(12,174)	(9,656)

Non-operating income (loss)	(4,592)	(12,056)	(2,260)	(5,500)	2,526

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

31.	Income and Social Contribution Taxes Expenses and Tax Losses

Income and social contribution taxes expenses are as follows:

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Current income tax	(68,648)	(71,107)	(95,208)	(97,257)	(60,972)
Current social contribution tax	(25,189)	(26,091)	(34,355)	(35,109)	(20,945)

	(93,837)	(97,198)	(129,563)	(132,366)	(81,917)

Deferred income tax	(7,260)	(7,260)	3,075	3,075	(63,887)
Deferred social contribution tax	(2,177)	(2,177)	1,108	1,108	(23,020)

	(9,437)	(9,437)	4,183	4,183	(86,907)

Provision for contingencies on income tax and social contribution (note 19)	—	—	—	(32,750)	—

	(103,274)	(106,635)	(125,380)	(160,933)	(168,824)

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the statement of income, is as follows:

	2004 as adjusted	2004 Pro forma as adjusted	2005 as adjusted	2005 Pro forma as adjusted	2006
Income before income and social contribution taxes	430,077	(1,110,225)	536,418	(807,164)	(132,859)
Combined statutory rate	34%	34%	34%	34%	34%

Income and social contribution taxes at combined statutory rate	(146,226)	377,477	(182,382)	274,436	45,172

(Additions)/Exclusions:
Realization of the provision for maintenance of shareholders’ equity	33,297	33,297	33,297	33,297	33,297
Interest on shareholders’ equity	10,200	10,200	23,800	23,800	—
Provision for contingencies on income tax and social contribution	—	—	—	(32,750)	—
Amortization of goodwill reserve	(537)	(537)	(537)	(537)	(537)
Tax loss carryforwards and temporary differences not recorded	—	(527,064)	—	(457,481)	(246,756)
Other	(8)	(8)	442	(1,698)	—

Subtotal of (additions)/exclusions	42,952	(484,112)	57,002	(435,369)	(213,996)

Income and social contribution taxes debited to income for the year	(103,274)	(106,635)	(125,380)	(160,933)	(168,824)

Effective rate	24.01%	-9.60%	23.37%	-19.94%	-127.07%

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

32.	Financial Instruments and Risk Management

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

The exchange rate risk relates to the possibility of the subsidiaries computing losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out swap contracts with financial institutions.

At December 31, 2006, financings of the Company and its subsidiaries indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by swap contracts. The income or loss resulting from these hedge contracts is charged to operating income.

There are no significant financial assets indexed to foreign currencies.

(ii)	Interest rate risk

The interest rate risks relate to:

•

Possible variation in the fair value of financing subject to pre-fixed interest rates, if such rates do not reflect current market conditions. In order to mitigate this type of risk, the Company and its subsidiaries enter into swap contracts with financial institutions. Gain or loss from these swap contracts is charged to operating income;

•

Unfavorable interest rate change, which would lead to an increase in financial expenses of the Company and its subsidiaries on debts and hedging operations entered into at variable interest rate. At December 31, 2006, financial resources of subsidiaries were mainly invested in Interbank Deposit Certificates (CDI), which significantly reduces this risk.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

(iv)	Credit risk related to the sale of handsets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, and credit limits established for distributors are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There are no customers accounting for more than 10% of accounts receivable from sale of goods at December 31, 2005 and 2006 or of income from sale of goods in 2004, 2005 and 2006.

(v)	Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts.

The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions, and by following policies that establish maximum levels of concentration of risk by financial institution.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. Financial instruments whose market value differs from book value are as follows:

	2005 as adjusted		2005 Pro forma as adjusted		2006
	Book value	Market value	Book value	Market value	Book value	Market value
Loans and financing, including interest accrued	125,971	123,133	1,845,372	1,826,665	2,198,087	2,198,466
Hedge contracts on loans and financing	4,812	4,206	24,670	26,251	22,354	13,103

	130,783	127,339	1,870,042	1,852,916	2,220,441	2,211,569

The market value of loans and financing and swap contracts was determined through discounted future cash flows and use of interest rates applicable to instruments of similar nature involving the same conditions and risks, or was based on market quotations for such instruments.

Market value was estimated for a certain period, based on available information and own valuation methodology. Changes in assumptions may significantly affect such estimates.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

33.	Pension Plans and Other Post-Employment Benefits

The provision for pension plan and other post-employment benefits, as of December 31, 2006 and 2005, is comprised as follows:

	2005 as adjusted and 2005 Pro forma as adjusted	2006
Supplementary pension	3,584	4,245
PAMA – health care plan	—	1,838

	3,584	6,083

TIMPREV and SISTEL

The Company and its subsidiaries TIM Nordeste Telecomunicações (merged into TIM Nordeste, f/k/a Maxitel) and TIM Sul (merged into TIM Celular) sponsor a defined benefit pension plan for a group of employees from the former Telebrás system, as a result of legal provisions established at the time of that company’s privatization in July 1998. The plan is administered by the Fundação Sistel de Seguridade Social – SISTEL.

During 1999 and 2000, each sponsor of the plans managed by SISTEL began creating their own individual retirement plans. The sponsors maintained the joint plan only for those participants who had retired prior to January 31, 2000. During 2002, the Company began structuring a defined contribution plan that would permit a migration to such plan to the employees under the defined benefit plan.

On November 13, 2002, through Notification No. 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new defined contribution pension plan, TIMPREV, which provides new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

Over 90% of the TND and TCS participants of the prior plan migrated to the new plan through the deadline for migration on January 29, 2003.

Under the new plan, the Company matches employee contributions at 100%. In accordance with the terms and conditions of the approved plan, TIMPREV provides the benefits listed below:

•	Regular retirement pension

•	Early retirement pension

•	Disability pension

•	Deferred proportional benefit

•	Death pension

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

However, as there was not a complete migration of the employees to TIMPREV, the pension and health care plans originated from the Telebrás system continue to exist and are summarized below:

PBS: Sistel pension plan, which has the characteristic of a defined benefit plan and includes the active employees that were part of the plans sponsored by the companies comprised by Telebrás system;

PBS Assistidos: multi-employer pension plan for inactive employees;

Convênio de Administração: for management of pension payments to retirees and those receiving pensions of the predecessor to the Company and its subsidiaries;

PAMEC: supplementary health care plan for employees and to the retirees of the predecessor to the Company and its subsidiaries;

PBT: defined benefit pension plan for the retirees of the predecessor to the Company and its subsidiaries; and

PAMA: shared-cost health care plan for retired employees and their dependents.

In accordance with CVM Deliberation 371, the funded status was not recognized as an asset by the sponsors because this amount is not refundable to the participants and because future sponsor contributions will not be reduced.

As of December 31, 2006 the health care plan (PAMA) reflected an unfunded status of R$1,838, which required the recording of actuarial liabilities.

On January 31, 2006, the Board of Directors of the Company approved a proposal of migration of pension plans sponsored by the Company, TIM Sul (merged into TIM Celular) and TIM Nordeste Telecomunicações (merged into TIM Nordeste, f/k/a Maxitel) at SISTEL to a multi-employer plan administered by HSBC Pension Fund.

During the year ended December 31, 2006, the expenses related to contributions to the pension and other post-employment benefits totaled R$272 (R$296 in 2005 and R$538 in 2004).

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2005 and 2006 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

a) Effects recognized at December 31:

	Plans						Total
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA	2006	2005
Reconciliation of assets and liabilities at 12/31/06	( *)	( *)	( *)	( *)	( *)

Present value of actuarial liabilities	23,842	4,782	898	123	1,420	3,958	35,023	32,540

Fair value of the plans´ assets	(40,688)	(7,074)	(1,808)	(215)	(1,812)	(2,120)	(53,717)	(46,924)

Present value of liabilities exceeding the fair value of assets	(16,846)	(2,292)	(910)	(92)	(392)	1,838	(18,694)	(14,384)

Net actuarial liabilities/ (assets)	(16,846)	(2,292)	(910)	(92)	(392)	1,838	(18,694)	(14,384)

(*)	No asset was recognized by the sponsors because this amount is not refundable to the participants and because future sponsor contributions will not be reduced.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Actuarial liabilities (assets) as of 12/31/05	(12,629)	(1,331)	(814)	(110)	(336)	836

Expense (income) recognized in prior year	(2,260)	(289)	(133)	(17)	(78)	72
Sponsors’ contributions	(56)	—	—	—	—	(1)
Actuarial (gains) losses recognized	(1,901)	(672)	37	35	22	931

Net actuarial liabilities (assets) as of 12/31/06	(16,846)	(2,292)	(910)	(92)	(392)	1,838

c) Statement of loss (gain) calculation

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
(Gains) losses on actuarial obligations	(26)	143	8	37	(12)	928

(Gains) losses on the plans´ assets	(1,896)	(815)	29	(2)	34	3

Losses on employees´ contributions	21	—	—	—	—	—

(Gains) losses as of 12/31/06	(1,901)	(672)	37	35	22	931

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

d) Reconciliation of present value of liabilities

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Liabilities at 12/31/05	22,879	4,507	863	79	1,389	2,823
Cost of current service	89	—	—	—	—	25
Interest on actuarial liabilities	2,497	489	93	8	151	314
Benefits paid in the year	(1,597)	(357)	(66)	(1)	(108)	(132)
Liabilities	(26)	143	8	37	(12)	928

Liabilities as of 12/31/06	23,842	4,782	898	123	1,420	3,958

e) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Fair value of assets at 12/31/05	35,508	5,838	1,677	189	1,725	1,987
Benefits paid in the year	(1,597)	(357)	(66)	(1)	(108)	(132)
Participants´ contributions	39	—	—	—	—	—
Sponsors’ contributions	56	—	—	—	—	1
Actual yield on assets in the year	6,682	1,593	197	27	195	264

Assets at 12/31/06	40,688	7,074	1,808	215	1,812	2,120

f) Expenses expected for 2007

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Cost of current service (with interest)	49	—	—	—	—	23
Interest on actuarial liabilities	2,357	471	89	12	140	399
Yield of plan assets	(4,199)	(909)	(104)	(23)	(198)	(219)

Total expenses recognized	(1,793)	(438)	(15)	(11)	(58)	203

Participants´ contributions for the next year	(42)	—	—	—	—	—

Total expenses (income) to be recognized– Net	(1,835)	(438)	(15)	(11)	(58)	203

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	10.24% p.a.
Expected nominal yield rate of plans´ assets:	10.51% p.a.
Estimated nominal rate of salary increase:	6.08% p.a.
Estimated nominal rate of benefit increase:	4.00% p.a.
Biometric general mortality table:	AT83 segregated by sex
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	4.00%
Computation method	Projected Credit Unit Method

Supplementary pension

The Company is sponsor, as successor from the partial spin-off of Telecomunicações do Paraná S.A.—TELEPAR, of the pension supplementation plans introduced in 1970 by a Collective Agreement Document, approved by the Atypical Contractual Relationship Document entered into by the Company and the labor unions representing the major professional categories of employees.

This agreement covers 86 employees hired before December 31, 1982, who are entitled to additional retirement benefits, only if they retire after having worked for the minimum time required for retirement (30 years for men and 25 years for women).

In June 1998, after the breakup of Telebrás, the Company opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$4,245 at December 31, 2006 (R$3,584 in 2005) will be used to cover the benefits of those employees who have not opted yet (4 employees on December 31, 2005 and 2006).

Supplementary Defined Contribution Plan

On August 7, 2006, the Company’s Board of Directors approved the implementation of a supplementary defined contribution plan administered by Itaú Vida e Previdência S.A. for the Company and its subsidiaries. All employees not yet entitled to pension plans sponsored by the Company and its subsidiaries are eligible for the Supplementary Defined Contribution Plan.

The Company recorded expenses of R$3,685 related to contributions to this defined contribution plan during the year ended December 31, 2006.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

34.	Directors’ Fees

The Company’s and its subsidiaries’ directors’ fees for 2006 amounted to R$8,014 (R$ 1,385 in 2005 and R$ 1,127 in 2004), which was less than the amount approved at the Shareholders´ Meeting held in September 2006.

35.	Insurance (unaudited)

The Company and its subsidiaries maintain a policy to monitor risks inherent in their operations. Based on such, as of December 31, 2006, the Company and its subsidiaries have insurance coverage against operating risks, third party liability, health, among others. Management of the Company and its subsidiaries believe that the insurance policies are sufficient to cover any losses. The table below presents the main assets, liabilities or interests insured and the related amounts:

Types	Amounts insured
Operating Risks	R$7,516,825
General Third Party Liability – RCG	R$4,600
Vehicles (Executive and Operational Fleets)	100% based on vehicle valuation tables (“Fipe Table”), R$1,000 for Third Party Liability

36.	Commitments with ANATEL (unaudited)

On the terms of the Authorization for Personal Communication Services (“PCS”) Exploitation, the subsidiaries committed themselves to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization. Subsidiaries are subject to penalties if the terms of the authorization are not complied with.

ANATEL started administrative proceedings against the subsidiaries for: (i) noncompliance with certain service quality ratios provided for in the PCS authorizations in 2003, 2004, 2005 and 2006; and (ii) noncompliance with other obligations derived from the Terms of Authorization.

The subsidiaries submitted answers to ANATEL explaining that (i) noncompliance with certain quality ratios was mainly due to migration from the Cellular Mobile Service (SMC) to the Personal Communication Services (PCS), change in the long-distance system, as well as the implementation of the GSM network, and (ii) in certain instances the obligations assumed under the terms of the authorization were not met, whereas in others the noncompliance was due to several involuntary factors unrelated to the subsidiaries’ activities and actions. The subsidiaries cannot predict the outcome of Anatel proceedings at this point. The provision for regulatory contingencies recorded in the balance sheet reflects the expected losses, per management expectations (note 19).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

37.	Reconciliation between Brazilian GAAP and US GAAP

I	Description of differences between Brazilian GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian GAAP, whose accounting practices and policies are described in note 4. Such practices and policies differ significantly from US GAAP.

As described in note 3-b, in 2006, the Company and its subsidiaries recorded asset retirement obligations under Brazilian GAAP, beginning from January 1, 2003. As such, there is no longer a reconciling difference reflected in the reconciliation of net loss and shareholders’ equity related to asset retirement obligations. Because of this change, the 2004 and 2005 columns of the reconciliations below are presented “As adjusted” even though net loss and shareholders’ equity under US GAAP did not change.

The tables below represent the reconciliation between the Company’s consolidated net income and net equity under Brazilian GAAP and US GAAP:

Reconciliation of the differences between Brazilian GAAP and US GAAP in loss:

	Reference to notes		2004 As adjusted	2005 As adjusted	2006
Net income (loss), as adjusted, under Brazilian GAAP			256,690	389,574	(301,683)
Loss, as adjusted, of TIM Celular, TIM Nordeste, CRC and Blah under Brazilian GAAP	3.d		(1,602,230)	(1,619,561)	—
Eliminations on consolidation	3.d		58,567	240,426	—

Loss, as adjusted, under Brazilian GAAP			(1,286,973)	(989,561)	(301,683)

Consolidated adjustments for US GAAP:
(i) Effects of merger with TND:

Portion under common control:
Amortization of customer list and concession (acquisition by TIM Brasil in 1998)	37.I.a	(i)	(9,727)	(9,727)	(9,727)

Portion acquired from third parties:
Additional amortization and depreciation expense from write-up to fair value	37.I.a	(i)	(25,281)	(75,844)	(75,844)
Transaction costs	37.I.a	(i)	8,557	—	—
Deferred tax on the effects of merger with TND	37.I.a	(i)	11,903	29,094	29,094

(ii) Effects of acquisition of minority interests of TIM Sul and TIM Nordeste Telecomunicações:
Additional amortization and depreciation expense from write-up to fair value	37.I.a	(ii)	—	(36,401)	(62,401)
Deferred tax on the effects of acquisition of minority interests	37.I.a	(ii)	—	12,376	21,216
Transaction costs	37.I.a	(ii)	—	7,767	—

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

	Reference to notes		2004 (as adjusted)	2005 (as adjusted)	2006
(iii) Effects of acquisition of TIM Celular:

Common control acquisition of TIM Nordeste S.A. (formerly Maxitel):
Additional amortization and depreciation expense from write-up to fair value (acquisition by TIM Brasil in 2000 and 2002)	37.I.a	(iii)	(18,451)	(4,961)	(3,447)

Other consolidated adjustments for US GAAP:
Depreciation and amortization of the effect of indexation for the years ended December 31, 1996 and 1997	37.I.b		(10,275)	(2,909)	(2,654)
Capitalized interest	37.I.c		32,895	39,569	18,783
Amortization of capitalized interest	37.I.c		(11,243)	(15,822)	(19,217)
Pre-operating expenses	37.I.d		42,335	42,335	42,335
Provision for pension plan	37.I.e		445	—	1,838
Financial instruments	37.I.f		(6,201)	(35)	10,833
Adjustment of yield	37.I.g		—	—	14,716
Goodwill amortization	37.I.i		1,581	1,581	1,581
Handset discounts	37.I.k		(102,704)	351	47,217
Reversal of the amortization of capitalized interest and foreign exchange variation on concession financing	37.I.m		27,654	27,820	27,820
Lapsed dividends	37.I.n		—	—	(4,523)
Deferred tax on the other consolidated adjustments, net of valuation allowance			17,400	(1,792)	30,022
ADENE tax incentive	37.I.l		20,937	35,289	16,141
Minority interest on the other consolidated adjustments	37.I.o		4,035	(9,796)	—

Loss under US GAAP			(1,303,113)	(950,666)	(217,900)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Reconciliation of the differences between Brazilian GAAP and US GAAP in shareholders’ equity:

	Reference to notes		2005 As adjusted	2006
Total shareholders’ equity, as adjusted, under Brazilian GAAP			2,714,821	7,886,378
Total shareholder’s equity of TIM Celular, TIM Nordeste (f/k/a Maxitel), CRC and Blah, as adjusted, under Brazilian GAAP			6,966,778	—
Eliminations on consolidation			(1,058,916)	—

Total shareholders’ equity, as adjusted, under Brazilian GAAP			8,622,683	7,886,378

Consolidated adjustments for US GAAP:

(i) Effects of merger with TND:
Portion under common control:
Effects of acquisition of TND by TIM Brasil in 1998	37.I.a	(i)	148,162	138,435

Portion acquired from third parties:
Write-up to fair value from acquisition of minority interest	37.I.a	(i)	336,268	336,268
Additional amortization and depreciation expense resulting from write-up to fair value	37.I.a	(i)	(101,125)	(176,969)
Transaction costs	37.I.a	(i)	8,557	8,557
Deferred tax on the effects of merger with TND	37.I.a	(i)	(89,871)	(60,777)

(ii) Effects of acquisition of minority interests of TIM Sul and TIM Nordeste Telecomunicações:

Write-up to fair value from acquisition of minority interest	37.I.a	(ii)	249,006	249,006
Additional amortization and depreciation expense resulting from write-up to fair value	37.I.a	(ii)	(36,401)	(98,802)
Deferred tax on the effects of acquisition of minority interests	37.I.a	(ii)	(72,285)	(51,069)
Goodwill	37.I.a	(ii)	13,294	13,294

(iii) Effects of acquisition of TIM Celular

Common control acquisition of TIM Nordeste S.A. (formerly Maxitel):
Effects of acquisition of TIM Nordeste S.A. by TIM Brasil in 2000 and 2002	37.I.a	(iii)	80,427	80,427
Additional amortization and depreciation expense resulting from write-up to fair value	37.I.a	(iii)	(76,691)	(80,138)

Other consolidated adjustments for US GAAP:
Effect of the indexation for the years ended December 31,1996 and 1997	37.I.b		122,629	122,270
Depreciation and amortization of the effect of the indexation for the years ended December 31, 1996 and 1997	37.I.b		(119,975)	(122,270)

Sub-total			2,654	—

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

	Reference to notes	2005 As adjusted	2006
Capitalized interest	37.I.c	144,655	163,438
Amortization of capitalized interest	37.I.c	(38,857)	(58,074)
Financial instruments	37.I.f	(1,581)	9,252
Provision for pension plan	37.I.e	—	1,838
Adjustment of yield	37.I.g	—	14,716
Goodwill amortization	37.I.i	6,522	8,103
Corporate reorganization – acquisition of minority interest	37.I.j	14,520	14,520
Handset discounts	37.I.k	(102,352)	(55,135)
Pre-operating expenses	37.I.d	(274,925)	(232,590)
Reversal of capitalized interest and foreign exchange variation on concession financing	37.I.m	(350,326)	(350,326)
Reversal of amortization of capitalized interest and foreign exchange variation on concession financing	37.I.m	181,235	209,055
Reversal of common share dividends	37.I.p	—	153,538
Effect of deferred taxes on the other consolidated adjustments, net of valuation allowance		1,941	31,963

Shareholders’ equity under US GAAP		8,665,510	8,154,908

a. Acquisitions and Business Combinations

Under Brazilian GAAP, assets acquired and liabilities assumed in a business combination effected through an exchange of shares are recorded at book value as of the date of acquisition designated in the business combination agreement. No goodwill or other fair value adjustments are recorded.

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

(i) Acquisition of TND

As explained in note 2-a, the Company acquired Tele Nordeste Celular Participações S.A (TND) on August 30, 2004 (acquisition date). For Brazilian GAAP purposes, in the year of the acquisition, the results of operations of TND were included in the results of operations of the Company for the entire year, as required by the related merger agreement.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

For US GAAP purposes, as both the Company and TND were majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TND with and into the Company was considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such exchange of shares, as it related to the portion under common ownership (23.73%) was accounted for at historical carrying values. The portion acquired from third parties (76.27%) was accounted for using the purchase method of accounting (at fair value) on a pro rata basis.

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

The amount of goodwill not allocated was amortized up to December 31, 2001 in accordance with SFAS No. 142, considering a period of 11 years based on the remaining period of the concession. In 2000, TIM Brasil concluded a restructuring process in which an amount of R$204,781, related to the fiscal benefit of such goodwill, was pushed down to TND, which was recorded as deferred tax assets. The intangible assets related to customer list and concession have been amortized since 1998. Therefore, for US GAAP purposes and in connection with the merger, the remaining goodwill recorded by TIM Brasil related to TND was pushed down to the Company. As of December 31, 2005 and 2006, the effect of the push down was as follows:

	December 31,
	2005	2006
Total amount acquired in 1998	640,699	640,699
Fiscal benefit resulting from goodwill pushdown	(204,781)	(204,781)
Accumulated amortization of goodwill, amortized up to December 31, 2001	(185,006)	(185,006)
Accumulated amortization of customer list, fully amortized by December 31, 2002	(24,932)	(24,932)
Accumulated amortization of concession	(77,818)	(87,545)

	148,162	138,435
Deferred tax liability related to concession	(9,922)	(6,615)

Total effect of push down	138,240	131,820

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The adjustments to reflect the additional amortization expense under US GAAP for the years ended December 31, 2004, 2005 and 2006 from the write-up to fair value for the acquisition of TND by TIM Brasil in 1998 were R$9,727, R$9,727 and R$9,727, respectively.

•	Customer list of R$24,932 with annual amortization expense of R$4,986 was fully amortized by December 31, 2002.

•	Concession of R$107,000 with annual amortization expense of R$9,727 is being amortized over its useful life of 11 years.

•	Goodwill of R$508,767 was amortized up to December 31, 2001 and in accordance with SFAS No. 142, beginning in 2002 this goodwill was not subject to amortization.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The purchase price of the transaction related to the third parties was allocated as follows:

Fair value increments:
Property, plant and equipment	58,264
Concession	121,319
Customer list	156,685
Deferred tax liability	(114,331)

Adjustments to fair value	221,937
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	738,155

Purchase price	960,092

The balances of the fair value increments and the related deferred income taxes at December 31, 2005 and 2006 were:

	2005
	Property, plant and equipment	Concession	Customer list	Total
Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(12,951)	(35,947)	(52,227)	(101,125)

	45,313	85,372	104,458	235,143

Deferred income taxes	15,407	29,027	35,515	79,949

	2006
	Property, plant and equipment	Concession	Customer list	Total
Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(22,664)	(62,907)	(91,398)	(176,969)

	35,600	58,412	65,287	159,299

Deferred income taxes	12,104	19,860	22,197	54,161

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$25,281 (R$16,686, net of tax), R$75,844 (R$50,057, net of tax) and R$75,844 (R$50,057, net of tax) for the years ended December 31, 2004, 2005 and 2006, respectively.

•	Property, plant and equipment of R$58,264 with annual depreciation expense of R$9,713 is being amortized over its average useful life of 6 years.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

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

The following table summarizes unaudited pro forma financial information for the year 2004 assuming the TND acquisition of the portion from third parties occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the TND acquisition of the portion from third parties occurred at the beginning of each year and it is not necessarily indicative of future results.

2004
Net revenue	6,114,804
Loss	(1,336,484)

Basic and diluted common loss per share	(2.336)
Basic and diluted preferred earnings per share	0.042

(ii) Acquisition of minority interests of TIM Sul and TIM Nordeste Telecomunicações

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

The following is a summary of the Company shares issued to the minority interests of each of the subsidiaries:

	TIM Sul	TIM Nordeste Telecomunicações	Total
Preferred Shares	63,464,535,075	68,122,264,040	131,586,799,115
Common Shares	18,991,743,314	9,732,506,361	28,724,249,675

	82,456,278,389	77,854,770,401	160,311,048,790

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

For US GAAP purposes, the value of the shares issued was determined based on the average market price of the Company’s shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (April 27, 2005). The purchase price for the acquisition of R$624,156 was calculated as follows:

Fair market value of Company shares issued to minority shareholders (131,586,799,115 preferred shares x R$0.003858 per share, and 28,724,249,675 common shares x R$0.003788 per share)	616,389
Acquisition costs	7,767

Purchase price	624,156

The purchase price of the transaction was allocated as follows:

Fair value increments:
Property, plant and equipment	39,412
Concession	73,771
Customer list	135,823
Deferred tax liability	(84,662)

Adjustments to fair value	164,344
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	446,518
Goodwill	13,294

Purchase price	624,156

The balances of the fair value increments and the related deferred income taxes at December 31, 2005 and 2006 were:

	2005
	Property, plant and equipment	Concession	Customer list	Total
Cost	39,412	73,771	135,823	249,006
Accumulated amortization	(3,832)	(12,761)	(19,808)	(36,401)

	35,580	61,010	116,015	212,605

Deferred income taxes	12,097	20,743	39,445	72,285

	2006
	Property, plant and equipment	Concession	Customer list	Total
Cost	39,412	73,771	135,823	249,006
Accumulated amortization	(10,401)	(34,637)	(53,764)	(98,802)

	29,011	39,134	82,059	150,204

Deferred income taxes	9,863	13,306	27,900	51,069

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$36,401 (R$24,025, net of tax) and R$62,401 (R$41,185 net of tax) for the years ended December 31, 2005 and 2006, respectively.

•	Property, plant and equipment of R$39,412 with annual depreciation expense of R$6,569 is being amortized over its average useful life of 6 years.

•	Customer list of R$135,823 with annual amortization expense of R$33,956 is being amortized over its useful life of 4 years.

•	Concession of R$73,771 with annual amortization expense of R$21,876 is being amortized over its useful life of 3.4 years.

The Company incurred transaction costs of R$7,767 associated with the acquisition. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting in the acquisition cost.

The following table summarizes unaudited pro forma financial information for the years 2004 and 2005 assuming the acquisition of the minority interests of TIM Sul and TIM Nordeste Telecomunicações occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition occurred at the beginning of each year and it is not necessarily indicative of future results.

	2004	2005 Restated
Net revenue	6,114,804	8,329,890
Loss	(1,278,221)	(936,567)

Basic and diluted common loss per share	(2.238)	(1.395)
Basic and diluted preferred earnings per share	0.042	0.058

(iii) Acquisition of TIM Celular

As explained in note 2-c, the Company acquired TIM Celular and its wholly-owned subsidiaries, TIM Nordeste (f/k/a Maxitel), CRC and Blah on March 16, 2006. For Brazilian GAAP purposes, in the year of acquisition, the results of operations of the TIM Celular were included in the results of operations of the Company for the entire year, as required by the merger agreement.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

For US GAAP purposes, as both the Company and TIM Celular are majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TIM Celular with and into the Company is considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such exchange of shares was accounted for at historical carrying values. The merger was reflected from 2000, the year TIM Brasil formed TIM Celular and, consequently, had control of both the Company and TIM Celular. Therefore, for all periods presented, the Company’s and TIM Celular’s financial statements have been combined.

TIM Celular acquired TIM Nordeste (f/k/a Maxitel) from TIM Brasil on October 28, 2004. For Brazilian GAAP purposes, TIM Celular recorded the acquisition of TIM Nordeste using the book value of the net assets acquired at September 30, 2004, in accordance with the merger agreement. The results of operations of TIM Nordeste were also consolidated by TIM Celular beginning on that date.

TIM Celular acquired CRC and Blah from TIM Brasil, on December 21, 2005. For Brazilian GAAP purposes, TIM Celular recorded the acquisition of CRC and Blah using the book value of the net assets acquired at November 30, 2005, in accordance with the merger agreement. The results of operations of CRC and Blah were consolidated by TIM Celular beginning on that date.

For US GAAP purposes, because the Company, TIM Nordeste, CRC and Blah are majority owned by TIM Brasil, a common controlling shareholder, the mergers of TIM Nordeste, CRC and Blah with and into TIM Celular are considered business combinations of companies under common control and were accounted for in a manner similar to a pooling-of-interest. Accordingly, such acquisitions were accounted for at historical carrying values. The mergers were reflected from 1998, 2001 and 2000, the date TIM Brasil formed TIM Nordeste, CRC and Blah, respectively, and, consequently, had control of the Company, TIM Nordeste, CRC and Blah. Therefore, for all periods presented the Company’s and TIM Nordeste, CRC’s and Blah’s financial statements have been combined.

For Brazilian GAAP purposes, TIM Celular recorded its acquisition of TIM Nordeste based on the net assets of TIM Nordeste as reflected in TIM Nordeste’s books. For US GAAP purposes, the acquisition of TIM Nordeste was recorded based on the US GAAP carrying value of TIM Nordeste as reflected in TIM Brasil’s books. The adjustments in the reconciliation relate to prior purchase price allocations related to TIM Brasil’s minority interest acquisitions of TIM Nordeste.

b. Inflation accounting for the years ended December 31, 1996 and 1997

Under Brazilian GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under US GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The US GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997, and was fully amortized during the year ended December 31, 2006.

c. Capitalization of interest and the respective amortization

According to Brazilian GAAP applicable to the telecommunications sector through December 31, 1998, (i) the interest attributable to construction in progress was calculated at 12% per year on the balance of construction in progress (ii) the portion related to interest on third-party loans was credited to financial expenses on the basis of actual financial costs and (iii) the balance related to the Company’s own capital was credited to shareholders’ equity. Beginning in 1999, the Company and its subsidiaries started to capitalize interest on specific loans based on the respective interest rates that are specifically related to the financing of specific construction in progress.

For US GAAP purposes, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2004	2005	2006
Capitalized interest difference

US GAAP capitalized interest:	39,371	44,610	35,347

Less Brazilian GAAP capitalized interest:	(6,476)	(5,041)	(16,564)

US GAAP difference	32,895	39,569	18,783

Amortization of capitalized interest difference

Brazilian GAAP amortization of capitalized interest:	3,782	3,813	1,363

Less US GAAP amortization of capitalized interest:	(15,025)	(19,635)	(20,580)

US GAAP difference	(11,243)	(15,822)	(19,217)

d. Pre-operating expenses

Under Brazilian GAAP, pre-operating expenses incurred may be deferred until the commercial operations begin. Subsequently all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. The amounts are amortized over a period of five to ten years.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Under US GAAP, the rules are generally more restrictive as to the costs that can be capitalized and the periods over which such costs are amortized and these expenses are normally charged to operations.

e. Pensions and other post-retirement benefits

As discussed in note 33, the Company and its subsidiaries sponsor pension plans and other post-retirement benefit plans. Through December 31, 1999 all plans were considered to be multi-employer defined benefits plans, in which the Company and its subsidiaries contribute towards the pension and other post-retirement benefits on the basis of a fixed percentage of salary, as annually recommended by independent actuaries. For the purposes of the financial statements under the accounting practices established by Brazilian GAAP and for US GAAP purposes, the companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

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

For US GAAP purposes, since the sponsors decided to split-off the total assets and related actuarial obligations for the multi-employer plan prior to December 31, 1999 the Company recognized a contingent liability, which was probable and estimable, for the accrued pension cost as of such date. The funded status of those plans was recognized as of December 31, 1999, in shareholders’ equity and in net income for the year, as required by SFAS No. 87 “Employer’s Accounting for Pensions”, SFAS No. 106 “Employer’s Accounting for Postretirement Benefits and Than Pensions” and SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. The provisions of SFAS No. 87 concerning the calculation of the funded status were applied with effect from January 1, 1992, since it was impossible to apply them from the effective date specified in the standard. As the majority of participants migrated to a defined contribution pension plan, TIMPREV, in 2003, an amount of R$(1,416) related to curtailment and R$31,830 related to settlement was reversed for US GAAP (note 38-b).

At December 31, 2006, the liability of R$1,838 related to multiemployer plans (PAMA) recorded under Brazilian GAAP was reversed for US GAAP purposes.

f. Financial instruments

Under Brazilian GAAP, the subsidiaries have been recording its hedging activities in the balance sheet as liability measured at the spot rates at period end plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Under US GAAP, the subsidiaries recognize their foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

Swaps

At December 31, 2005 and 2006, the subsidiaries had entered into swaps contracts to protect themselves against devaluation of the Brazilian currency (“Real”) in relation to U.S. Dollar and against variation in the fair value of financing indexed to pre-fixed interest rates, with total updated amounts of R$258,068 and R$280,225, respectively, and due dates through 2013.

For Brazilian GAAP purposes at December 31, 2005 and 2006, the Company recorded payables related to these swap transactions of R$24,670 and R$22,354, respectively, which were recorded together with the loan balances. For US GAAP purposes, at December 31, 2005 and 2006, the Company recorded payables related to these swap transactions of R$26,251 and R$13,103, respectively.

The fair value adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and generated a negative effects of R$6,201, R$35 and a positive effect of R$10,833 in the years ended December 31, 2004, 2005 and 2006, respectively.

g. Adjustment of yield (loan fees)

For Brazilian GAAP purposes, loan origination fees and costs are recorded as prepaid expenses and amortized on a straight-line basis over the life of the loans.

For US GAAP purposes, loan origination costs and fees paid to lenders are deferred and are offset against the loan balance, and amortized over the life of the loan using the effective yield method. This adjustment totaled R$14,716 for the year ended December 31, 2006 and was deemed immaterial in prior years.

h. Incorporation of tax benefit of goodwill by subsidiaries

According to the Brazilian GAAP, companies may assign the tax benefit of the goodwill to their subsidiaries in order to receive the tax benefit generated by the amortization of such goodwill. The goodwill is presented as deferred taxes with a contra account in a special reserve within shareholders’ equity. The goodwill is amortized and recognized as an expense in the statement of income for the amount of the tax benefit. The goodwill is subject to normal asset impairment tests. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generates a reduction of income tax and social contribution payable. Therefore, the amount recognized as an expense resulting from tax deductible amortization of goodwill is equal to the reduction in tax on taxable income. Such accounting generates a reduction in taxes payable, but has no effect on the determination of net income for the period.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Once the benefit is realized, shares will be issued to the controlling shareholder for the amount of the realized benefit; minority shareholders will be entitled to buy shares in proportion to their interests by paying them directly to the controlling shareholder.

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian GAAP. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of net income for the period, similar to the accounting principles under the Brazilian GAAP. However, since the net balance of the goodwill and the related provision reversal should be considered as deferred tax asset for US GAAP purposes, the realization of these assets would cause a reclassification from “other operating expenses, net” (where the realization of both accounts are recorded under Brazilian GAAP) to “income and social contribution tax expense” amounting to R$50,450, R$50,450 and R$50,450 during the years ended December 31, 2004 and 2005 and 2006, respectively. The additional capital paid is transferred to capital upon the issuance of the shares. The tax benefit related to this goodwill is subject to the US GAAP income tax recoverability valuation allowance analysis.

i. Goodwill amortization

The Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on TIM Sul (merged by TIM Celular). For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization for the years ended December 31, 2004 and 2005 and 2006 is R$1,581, R$1,581 and R$1,581, respectively.

For US GAAP purposes, as required by SFAS No. 142, the Company makes annual assessments of all goodwill amounts recorded, including the amount discussed above. Based on management’s assessment of the fair value of the Company’s recorded goodwill amounts, there was no impairment recorded for US GAAP purposes as of December 31, 2004, 2005 and 2006.

j. Corporate reorganization – acquisition of minority interest

In 2002 the Company started a corporate reorganization, which was concluded in 2003, in which TIM Sul (formerly Telepar Celular S.A) acquired the Company’s and minority interests in the other two Company’s subsidiaries, Telesc Celular S.A and CTMR Celular S.A, being the owner of 100% of those subsidiaries. Under Brazilian GAAP the accounting was a capital increase by the book value of the two subsidiaries at TIM Sul and a contra account in investments. For the consolidated financial statements purposes this investment was eliminated.

For US GAAP purposes, the portion of such corporate reorganization related to the acquisition of minority interest was recorded using the purchase method in accordance with SFAS No. 141 and was recorded based on the fair value.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

For the year ended on December 31, 2002, the Company recorded an asset of R$14,520 and an increase in minority interest, on a consolidated level for US GAAP purposes. The effect on operating and net income was not significant.

k. Handset discounts

The subsidiaries, up to July 2006, had combined sales (handsets and monthly service) for which a discount on the handset is reflected as a discount on the monthly service invoices over a period of less than one year. For Brazilian GAAP purposes, the handset sales revenue is recognized at the gross amount when sold and the discounts are recognized on a monthly basis as a reduction in the service revenues. Under US GAAP, in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company divides this arrangement into separate units of accounting and recognizes the discount on the handset when sold.

l. ADENE tax benefit

Under Brazilian GAAP tax incentives, such as the ADENE incentive explained in note 4-i, are recorded directly in shareholders’ equity. Under US GAAP, such incentives are recorded through earnings as a reduction of the income tax expense.

m. Capitalized interest and foreign exchange variation on concession financing

For Brazilian GAAP purposes, TIM Nordeste capitalized expenses related to interest and foreign exchange differences on the financing of its concession from 1999 to 2000. Under US GAAP, foreign exchange gains and losses may not be capitalized. In addition, because during the period in question TIM Nordeste was providing mobile telephony services under the concession to its subscribers, the asset would not qualify for the capitalization of interest. Consequently, the interest and foreign exchange differences recorded under Brazilian GAAP from 1999 to 2000, and the related amortization, have been reversed for US GAAP.

n. Lapsed dividends

In accordance with Brazilian legislation, unclaimed dividends are considered lapsed after three years, at which time they revert to the Company. For Brazilian GAAP purposes, the Company recorded as income R$4,523 related to dividends and interest on shareholders’ equity declared and not claimed by minority shareholders within the three-year period.

For US GAAP purposes, lapsed dividends and interest on shareholders’ equity are recorded through shareholders’ equity, similar to a shareholder contribution.

In prior years, lapsed dividends were not considered material by the Company.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

o. Minority shareholders’ share

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

p. Reversal of common share dividends

Under the Company’s by-laws, the Company is required to distribute an aggregate amount equal to at least 25% of the Company’s adjusted net income of each fiscal year as a minimum mandatory dividend. Each preferred share is entitled to priority in the allocation of adjusted net income up to its non-cumulative dividend preference, equal to 6% p.a. on the total obtained from dividing the capital stock by the total number of shares issued by the Company (note 21-d).

The Company may refrain from paying the mandatory minimum dividend for a given fiscal year only if the managing bodies of the corporation (i.e., the board of directors and the board of executive officers report to the annual general shareholders’ meeting that payment of the mandatory dividend would be “incompatible with the corporation’s financial situation.”).

Under Brazilian GAAP, the minimum mandatory dividend and any other discretionary dividends must be recognized in the year in which the related income is earned.

Under US GAAP, only the minimum mandatory dividend is recognized in the year in which the distributable profits are earned. Any other discretionary dividends are recognized in the period in which the dividends are approved by the Company’s shareholders.

q. Incentives to customers

The subsidiaries grant incentives to certain customers that are classified as financial expenses for Brazilian GAAP purposes. For US GAAP purposes, such incentives of R$38,513 at December 31, 2005 and R$20,017 at December 31, 2006, respectively, are classified as reductions in revenue.

r. Marketable securities

Under Brazilian GAAP, short-term investments are recorded at cost plus interest earned up to the balance sheet date.

For US GAAP purposes, debt securities are classified under guidance of SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”, as either held-to-maturity securities, trading securities or available-for-sale securities.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The Company’s securities are classified as available-for-sale and are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains, arising from the difference between the carrying amount and the fair market value, are included directly in shareholders’ equity as other comprehensive income. At December 31, 2006, the fair value is estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value; consequently no amount was recorded as other comprehensive income.

s. PIS/COFINS recovery

For Brazilian GAAP purposes, in 2006, the Company recorded as other operating income a tax credit related to PIS/COFINS (note-7) of R$52,317.

Under US GAAP, such tax credit was reclassified to the expense captions in which the related taxes had been originally recorded. Therefore, R$22,134 was classified as a credit to net revenues and R$30,183 was classified as a credit to financial expenses, net.

t. Non-operating income (loss)

For Brazilian GAAP purposes, the Company has classified the results of certain transactions, including fixed asset disposals, as non-operating income (loss).

For US GAAP purposes, such transactions were classified within operating income (expenses).

u. Earnings (loss) per share

On May 30, 2007 the shareholders of the Company approved a 1,000 to 1 reserve stock split. The reverse stock split is intended facilitate the trading of the Company’s shares, which will now be traded through individual shares instead of lots of 1,000 shares.

For Brazilian GAAP purposes, the effects of the reverse stock split are not applied retroactively. Therefore, earnings (loss) per share was not affected and is still being presented per thousand shares.

Under US GAAP, the effects of the reverse stock split are applied retroactively, affecting the earnings (loss) per share calculation. As such, the Company is presenting earnings (loss) per individual share and not per thousand shares for US GAAP purposes.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

II	Changes in shareholders’ equity under US GAAP

Balance on December 31, 2004	7,420,114

Loss for the year	(950,666)
Dividends and interest on shareholders’ equity	(132,529)
Capital increase from the acquisition of minority interests of TIM Sul and TIM Nordeste	616,389
Capital increase from the acquisition of TIM Celular	1,710,196
Capital increase from stock options exercised	2,006

Balance on December 31, 2005	8,665,510

Loss for the period	(217,900)
Preferred Dividends (note 21-d)	(297,225)
Lapsed dividends	4,523

Balance on December 31, 2006	8,154,908

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

38.	Additional disclosures required by US GAAP

a. Condensed Consolidated Balance Sheets and Statements of Operations – US GAAP

The following are the condensed consolidated balance sheets of the Company under US GAAP at December 31, 2005 and 2006:

	2005	2006
ASSETS
Current assets
Cash and cash equivalents	519,300	440,866
Short-term investments	1,253,300	752,611
Accounts receivable, net	1,937,918	2,450,697
Inventories	215,242	164,108
Recoverable taxes	273,530	292,542
Deferred taxes	103,118	—
Prepaid expenses	40,108	217,386
Other current assets	13,090	15,603

Total current assets	4,355,606	4,333,813

Noncurrent assets
Recoverable taxes	297,634	285,681
Deferred taxes	133,142	—
Prepaid expenses	10,906	8,065
Related parties	8,836	16,303
Other noncurrent assets	42,762	64,611
Property, plant and equipment, net	8,008,750	7,356,127
Intangibles, net	2,397,961	2,045,716
Goodwill	161,605	161,605

Total assets	15,417,202	14,271,921

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

	2005	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	3,947,987	3,182,060
Loans and financing	163,707	281,163
Dividends and interest on shareholders’ equity payable	141,606	319,419
Related parties	73,902	84,064
Other current liabilities	54,443	93,448

Total current liabilities	4,381,645	3,960,154

Noncurrent liabilities
Loans and financing	1,645,082	1,859,771
Provision for contingencies	145,722	128,133
Deferred taxes	159,844	—
Asset retirement obligations	397,427	158,168
Other noncurrent liabilities	21,972	10,787

Shareholders’ equity	8,665,510	8,154,908

Total liabilities and shareholders’ equity	15,417,202	14,271,921

The following are the condensed consolidated statements of operations of the Company under US GAAP for the years ended December 31, 2004, 2005 and 2006:

	2004	2005	2006
Net revenues	6,114,804	8,329,890	10,165,448

Costs of goods sold and services rendered	(3,984,588)	(4,648,434)	(5,527,819)

Gross profit	2,130,216	3,681,456	4,637,629

Operating income (expenses):
Selling, general and administrative	(2,774,121)	(3,832,499)	(4,181,329)
Other operating expenses	(339,085)	(336,838)	(302,975)

	(3,113,206)	(4,169,337)	(4,484,304)

Operating profit (loss)	(982,990)	(487,881)	153,325

Financial expenses, net	(138,469)	(294,581)	(248,424)
Non-operating loss	(8,731)	(528)	—

Loss before taxes and minority interest	(1,130,190)	(782,990)	(95,099)

Income tax expense	(106,845)	(136,416)	(122,801)
Minority interest	(66,078)	(31,260)	—

Loss for the year	(1,303,113)	(950,666)	(217,900)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

b. Pension and other post-retirement benefits

As discussed in note 31, the Company, and practically all other companies belonging to the TELEBRÁS system, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by SISTEL.

In December 1999, the Company and the other companies participating in the plans identified in these consolidated financial statements as PBS-A-SISTEL and PAMA-SISTEL reached an agreement to remove the active employees from the pension plan and create a new plan for each one of the new holding companies, including the Company (plans as identified in note 33). The parties agreed to allocate the plan assets based on the reserves under the Brazilian GAAP. The allocation of the initial transition liabilities and non-amortized gains and losses was based on the projected benefit liability (PBO) of each individual employer divided by the total SISTEL PBO in December 31, 1999, under SFAS No. 87. Retirees of the new holding companies participating in the SISTEL-defined pension plan would remain as part of the SISTEL multi-employer defined plan. The post-retirement health benefit plans would also remain as multi-employer defined plans; SISTEL, however, no longer subsidizes life insurance premiums for retirees.

The change in benefit obligation and plan assets, as well as the funding status on December 31, 2005 and 2006 for the pension plans for the active employees of TIM Celular and TIM Nordeste and the annual pension cost of the active employees Company’s sponsored defined benefit plan pension in accordance with US GAAP, are summarized below:

	TIM Celular		TIM Nordeste
	2005	2006	2005	2006
Projected benefit obligation at beginning of year	11,655	12,624	9,107	10,256
Service cost	96	43	111	46
Interest cost	1,273	1,384	991	1,112
Actuarial (gain) loss	336	(234)	801	208
Benefits paid	(736)	(821)	(754)	(776)

Projected benefit obligation at end of year	12,624	12,996	10,256	10,846

Change in plan assets
Fair value of plan assets at beginning of year	17,010	20,237	13,153	15,271
Actual return on plan assets	3,882	3,866	2,817	2,816
Contributions	82	42	55	52
Benefits paid	(736)	(821)	(754)	(776)

Fair value of plan assets at end of year	20,238	23,324	15,271	17,363

Funded status	7,614	10,328	5,015	6,517
Unrecognized net actuarial gains	(5,236)	—	(2,844)	—
Unrecognized net transition obligation, net	165	—	235	—

Net amount recognized	2,543	10,328	2,406	6,517

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Amounts to be recognized in the statement of financial position consist of (*):

	TIM Celular		TIM Nordeste
	2005	2006	2005	2006
Prepaid benefit cost	2,543	10,328	2,406	6,517
Accrued benefit cost	—	—	—	—
Intangible assets	—	—	—	—

Net amount recognized	2,543	10,328	2,406	6,517

(*)	No asset was recognized by the sponsors because this amount is not refundable to the participants and because future sponsor contributions will not be reduced.

The accumulated benefit obligation for all defined benefit pension plans was R$22,681 and R$23,737 at December 31, 2005 and 2006, respectively.

The components of net periodic benefit cost for the TIM Celular plan for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Years ended December 31,
	2004	2005	2006
Service cost	112	96	43
Interest cost	1,223	1,273	1,384
Expected return on plan assets	(1,723)	(3,035)	(2,738)
Amortization of unrecognized gains	(376)	(435)	(302)
Amortization of transitional obligation	42	42	42
Expected participants’ contributions	(63)	(49)	(40)

Net periodic benefit cost	(785)	(2,108)	(1,611)

The components of net periodic benefit cost for the TIM Nordeste plan for the years ended December 31, 2004, 2005 and 2006 are as follows:

	Years ended December 31,
	2004	2005	2006
Service cost	131	112	46
Interest cost	914	991	1,112
Expected return on plan assets	(1,352)	(2,343)	(2,048)
Amortization of unrecognized gains	(212)	(217)	(141)
Amortization of transitional obligation	60	60	60
Expected participants’ contributions	(45)	(34)	(20)

Net periodic benefit cost	(504)	(1,431)	(991)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

The actuarial assumptions for 2005 and 2006 used in the computation of the funding status of the PBS-A-SISTEL, PBS-TIM Celular and the PBS-TIM Nordeste were the following:

	2005	2006
Discount rates to determine the projected benefit liabilities	11.30%	10.24%
Rate of growth in compensation levels	7.10%	6.08%
Expected long-term rate of return for the plan assets	13.75%	10.51%
Inflation	5.00%	4.00%

The expected long-term rate of return for the plan assets was set up based on the pension portfolio’s past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of 15% to equities and 85% fixed income securities.

Plan Assets

TIM Celular and TIM Nordeste pension plans weighted-average asset allocations at December 31, 2005 and 2006, by asset category were as follows:

	TIM Celular		TIM Nordeste
	2005	2006	2005	2006
Equity securities	22%	25%	21%	24%
Debt securities	78%	75%	78%	75%
Others	—	—	1%	1%

Total	100%	100%	100%	100%

The SISTEL TIM Celular and SISTEL TIM Nordeste Benefit Plans Investment Policy’s are addressed in the Equity Application Master Plan (PDAP), which sets forth the policy for application and management of funds supporting the Plan, with a view to meeting the profitability and social security goals in accordance with the related actuarial liability.

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

The minimum actuarial rate forecast for the Plan consists of profitability at least equal to INPC (Brazilian Broad National Consumer Price Index) + 6% p.a.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Cash Flows

The Company expects to contribute R$68 to its pension plans in 2007. The expected future benefit payments can be summarized as follows:

	TIM Celular		TIM Nordeste
	2005	2006	2005	2006
2007	765	845	844	843
2008	1,021	1,013	868	910
2009	1,094	1,049	953	927
2010	1,142	1,085	980	945
2011	1,192	1,122	1,008	968
2012 to 2016	6,744	6,194	5,670	5,342

A summary of the funding status of the Sistel (PBS-A- SISTEL) pension plans on December 31, 2005 and 2006 for the multi-employer plan is presented below:

	TIM Celular		TIM Nordeste
	2005	2006	2005	2006
Projected benefit obligation (PBO)	(3,876,556)	(4,118,077)	(3,876,556)	(4,118,077)
Fair value of the plan assets	5,021,828	6,092,174	5,021,828	6,092,174

Excess of assets over projected liabilities	1,145,272	1,974,097	1,145,272	1,974,097

A summary of the funding status of the health plan (PAMA) on December 31, 2005 and 2006 for the multi-employer plan is presented below:

	TIM Celular		TIM Nordeste
	2005	2006	2005	2006
Accumulated postretirement benefit obligation (APBO)	(766,396)	(1,051,679)	(766,396)	(1,051,679)
Fair value of the plan assets	539,250	563,348	539,250	563,348

Excess of assets over projected liabilities	(227,146)	(488,331)	(227,146)	(488,331)

c. Statements of cash flows

Brazilian GAAP requires presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows was prepared based on SFAS No. 95, “Statements of Cash Flows”, to complement the information disclosed under Brazilian GAAP. The statements of cash flows for the years ended 2004 and 2005 and 2006 reflect the acquisition of TIM Celular as if it occurred on January 1, 2004.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

	Years ended December 31,
	2004 Pro forma as adjusted	2005 Pro forma as adjusted	2006
Operating activities
Loss for the year	(1,286,973)	(989,561)	(301,683)
Adjustments to reconcile net income to cash:
Depreciation and amortization	1,417,170	1,914,891	2,284,889
Loss on disposal of property, plant and equipment	23,078	10,534	9,656
Minority interests	70,113	21,464	—
Loss on investment	5,950	—	—
Lapsed dividends	—	—	(4,523)
Accrued interest and foreign exchange variation of loans	179,399	341,822	343,888
Monetary variation on asset retirement obligations	28,344	34,545	26,594
Changes in operating assets and liabilities:
Trade accounts receivables	(601,751)	(534,837)	(434,201)
Inventories	26,268	(24,154)	51,133
Recoverable taxes	(94,470)	(94,313)	(19,028)
Deferred taxes	10,346	(4,183)	86,907
Related parties assets	158,365	(3,839)	(7,467)
Prepaid expenses	(50,208)	15,692	(170,815)
Other current and noncurrent assets	39,690	(379)	(24,363)
Salaries and social charges	27,897	13,767	(1,935)
Accounts payable	162,621	(524,479)	(120,556)
Taxes payable	37,395	121,694	24,444
Provision for contingencies	56,912	41,397	(17,589)
Related parties liabilities	(36,821)	21,640	10,162
Other current and noncurrent liabilities	30,753	(2,271)	36,504

Net cash provided by operating activities	204,078	359,430	1,772,017

Investing activities
Short-term investments	(66,551)	(462,307)	500,689
Property, plant and equipment and usage license acquisitions	(1,633,594)	(1,467,156)	(2,244,031)

Net cash used in investing activities	(1,700,145)	(1,929,463)	(1,743,342)

Financing activities
New loans	119,856	1,405,319	1,078,445
Loan and financing payments	(303,360)	(275,728)	(1,070,665)
Loan from related parties	725,880	1,092,019	—
Repayments of loans from related parties	(122,445)	(1,870,812)	—
Withdrawal rights from minority interest paid	(31,483)	—	—
Authorizations payable	(145,247)	—	—
Increase of capital reserve	—	6,401	—
Capital increase	1,382,930	1,695,176	—
Options exercised	4,539	2,006	—
Dividends and interest on shareholders’ equity paid	(89,000)	(92,884)	(114,889)

Net cash provided by financing activities	1,541,670	1,961,497	(107,109)

Increase (decrease) in cash and cash equivalents	45,603	391,464	(78,434)

Cash and cash equivalents at beginning of the year	82,233	127,836	519,300

Cash and cash equivalents at end of the year	127,836	519,300	440,866

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

	Years ended December 31,
	2004 Pro forma as adjusted	2005 Pro forma as adjusted	2006
Supplementary disclosure of cash flow information:
Interest paid	63,540	64,099	260,150
Income and social contribution taxes paid	29,990	73,574	25,966
Accounts payable related to capital expenditures	1,305,009	1,089,175	937,468
Conversion of related party liability to capital	2,691,209	15,023	—
Capitalized interest	6,476	5,041	16,564
Shares issued to minority shareholders of TIM
Nordeste and TIM Sul	—	415,069	—

d. New accounting standards

On March 2006 the FASB issued Statement No. 156 that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN 48, an interpretation of SFAS No. 109, “Accounting for Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is required to adopt FIN 48 effective January 1, 2007, and management is in the process of determining the impact of the adoption of this Interpretation on its consolidated financial statements.

In June 2006, the EITF reached a consensus on Issue No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation). EITF Issue No. 06-3 requires that companies disclose their accounting policy regarding the gross or net presentation of certain taxes. Taxes within the scope of EITF Issue No.06-3 are any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. The Company is required to adopt EITF Issue No.06-3 effective January 1, 2007, and management is in the process of determining the impact of this issue on its consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

On September 2006, the FASB issued Statement No. 157, Fair Value Measurements, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. The new Statement should be adopted for financial statements issued for fiscal years beginning after November 15, 2007. Management is in the process of determining the impact of this Statement on its consolidated financial statements.

On September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of SFAS No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires an entity to (i) recognize the funded status of a benefit plan in its statement of financial position, (ii) recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions”, or SFAS No. 106, “Employers’ Accounting for Post—retirement Benefits Other Than Pensions”, (iii) measure defined-benefit plan assets and obligations as of the date of the employers’ fiscal year-end statement of financial position; and (iv) disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition net asset or obligation.

The Company adopted SFAS No. 158 recognition and related disclosure provisions as of December 31, 2006. SFAS No. 158 required the Company to recognize the over- or under-funded status of its defined benefit plans as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. However, considering the Company’s defined benefit plans are in an over funded status, no assets have been recognized given the impossibility of surplus reimbursement and reduction of future contributions.

e. Segment information

Under US GAAP, SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” sets forth the rules under which publicly traded companies are obliged to disclose financial and descriptive information on their business segments. Management is of the opinion that the Company and its subsidiaries operate in a single business segment as telecommunication services providers and, therefore, the disclosure of information requirements under US GAAP do not apply.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

f. Termination benefits

The companies in Brazil are required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS—Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur. The contribution expense was R$20,485, R$22,350 and R$27,239 for the years ended December 2004, 2005 and 2006. Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% (being 40% paid to employee and 10% paid to federal government) of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company.

g. Comprehensive income

Comprehensive income is not different from net income under US GAAP for 2004, 2005 and 2006.

h. Earnings (loss) per share

Under Brazilian GAAP, earnings (loss) per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

Under US GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period. Entities whose capital structures include securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS No. 128, “Earnings per Share”.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share should be calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

EITF Issue No. 03-6 (“EITF 03-6”), “Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings per Share”,” addresses the allocation of losses under the two-class method. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the Company, and (2) an objectively determinable contractual obligation to share in losses of the Company. Because the Company’s preferred shareholders do not meet the latter requirement, in years of losses, such losses are entirely allocated to the Company’s common shareholders. Therefore, basic loss per common share is computed by increasing loss by preferred dividends and dividing by the weighted-average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted loss per common and preferred shares:

	Years ended December 31,
	2004	2005 Restated	2006
Numerator:
Loss for the year under US GAAP	(1,303,113)	(950,666)	(217,900)
Preferred dividends	(43,884)	(80,462)	(297,225)

Loss attributable to common shareholders	(1,346,997)	(1,031,128)	(515,125)

Denominator:
Weighted-average outstanding shares (in thousands)
Common	590,843	728,856	791,736
Preferred	1,056,161	1,380,055	1,532,669

Earnings/(loss) per share (basic and diluted)
Common shares	(2.280)	(1.415)	(0.651)
Preferred shares	0.042	0.058	0.194

Subsequent to the issuance of the Company’s financial statements in form 6-K/A dated May 22, 2006, for the year ended December 31, 2005, management identified an error with respect to the calculation of the earnings (loss) per share in accordance with U.S. GAAP for the year ended December 31, 2005. The earning (loss) per share for 2005 have been restated to correct this error, as follows:

	As reported	Adjustment	Restated

Denominator:
Weighted-average outstanding shares (in thousands)
Common	802,863	(74,007)	728,856
Preferred	1,520,323	(140,268)	1,380,055

Earnings/(loss) per share (basic and diluted)
Common shares	(1.284)	(0.131)	(1.415)
Preferred shares	0.053	0.005	0.058

Subsidies offered on the sale of handsets to postpaid subscribers

As mentioned in note 3-b, during 2006, the Company changed the accounting policy related to the recognition of subsidies granted to post-paid subscribers. The effect of the change was a benefit of R$160,172 with an effect on earnings (loss) per common share of 0.202 and nil for preferred shares.

Asset Retirement Obligations

As mentioned in note 20, in December 2006, the subsidiaries reviewed the assumptions underlying the liability for asset retirement obligations resulting in a reduction in such liability of R$15,706, being recorded as a credit to the statement of operations, with an effect on earnings (loss) per common share of 0.020 and nil for preferred shares.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

i. Stock options

As mentioned in note 21-e, 595 thousand options were exercised in 2005 and all remaining outstanding unexercised stock options expired on April 25, 2005. Additionally, the stock option plan was also terminated on that date and the Company did not adopt a new plan.

For US GAAP purposes, the Company applied APB Opinion No. 25 in accounting for its stock option plan. No compensation cost was recognized for its stock options in the financial statements in 2003, 2004 and 2005. In 2003 and 2004, the year end market price was below the exercise price. During the period from January 1, 2005 through April 25, 2005, the market price was below the exercise price for all of the options, except for the 595 thousand options that were exercised on April 25, 2005. The resulting compensation expense related to these 595 thousand options was not significant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31, 2004 and 2005: expected total dividends for all stock options of R$76,399 in 2005; expected volatility of 63%; risk-free interest rate of 19% and expected lives of 4 years.

For purposes of pro forma disclosures under SFAS No. 123 and SFAS No. 148, the estimated compensation expense related to option granted to employees that would have been recognized for the years ended December 31, 2004, 2005 and 2006 is deducted from net income. The Company’s pro forma information related to option granted to employees as calculated in accordance with SFAS No. 123 and SFAS No. 148 is as follows:

	2004	2005 Restated
Loss as reported	(1,303,113)	(950,666)

Deduct: Total stock-based employee compensation expense determined under fair value net of related tax effects	(2,173)	(3,610)

Pro forma loss	(1,305,286)	(954,276)

Loss per share:
Basic and diluted earnings/(loss) per share, as reported
Common	(2.280)	(1.415)
Preferred	0.042	0.058

Proforma basic and diluted earnings/(loss) per share
Common	(2.283)	(1.420)
Preferred	0.042	0.058

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

As a result of the merger mentioned in note 2-a, each outstanding option to acquire shares of TND preferred stock held by TND employees immediately prior to the merger were adjusted so that the employees held the option to purchase the Company’s preferred stock. The number of shares of the Company’s preferred stock that were subject to converted options was determined by multiplying the number of shares of TND preferred stock subject to options, by the merger exchange ratio of 0.9261, rounded, if necessary, to the nearest whole share of the Company’s preferred stock.

TND had 595 thousand options outstanding to purchase shares of preferred stock immediately before the merger. The fair value of these options of R$1,780 was determined using the Black-Scholes option-pricing model upon completion of the merger and was included in the total purchase price of R$960,092.

Stock option activity and related information during the periods indicated was as follows:

	Number of Shares (in thousands)	Weighted-average exercise price
Balance at December 31, 2003	4,073	4.27
Exercised	—	—
Merger*	595	3.37
Forfeited	(848)	4.27
Expired	—	—

Balance at December 31, 2004	3,820	4.13
Exercised	(595)	3.37
Forfeited	—	—
Expired	(3,225)	4.27

Balance at December 31, 2005	—

*	Represents the options of pre-merger TND employees.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

All employees are represented by state labor unions associated with the Federação Nacional do Trabalhadores em Telecomunicações (“Fenattel”) and the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”) or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 2006.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

k. Income and social contribution taxes

For US GAAP purposes, the deferred income and social contribution taxes are comprised as follows:

	2005 Pro forma	2006
Goodwill on privatization	383,322	234,939
Reversal of the provision for integrity of equity	(252,992)	(155,060)

Tax benefit related to goodwill paid on privatization	130,330	79,879
Tax loss carryforwards – income tax	1,426,134	1,524,022
Tax loss carryforwards – social contribution tax	513,408	548,640
Fair value increments from acquisitions of minority interests	(153,505)	(105,329)
Pre-operating expenses	93,474	79,080
Depreciation of handsets granted to customers	88,326	—
Interest and foreign exchange on concession financing	57,491	48,032
Allowance for doubtful accounts	80,707	105,206
Provision for contingencies	53,550	43,565
Handset discounts	34,800	18,746
Accelerated depreciation of TDMA equipment	33,426	50,140
Provision for employees’ profit sharing	13,411	12,096
Capitalized interest	(36,873)	(35,823)
Other provisions	(2,294)	822
Valuation allowance	(2,255,969)	(2,369,076)

	76,416	—
Noncurrent assets	133,142	—
Noncurrent liabilities	(159,844)	—

Current assets	103,118	—

The increase in the valuation allowance was R$494,993 and R$113,107 for the years ended December 31, 2005 and 2006.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2004, 2005 and 2006

(In thousands of Brazilian reais, unless when otherwise stated)

Income and social contribution tax expenses under US GAAP are as follows:

	2004 Pro forma	2005 Pro forma	2006
Income and social contribution tax expense (note 31)	(106,635)	(160,933)	(168,824)
Income tax reduction – ADENE:
Related to 2004	20,937	—	—
Related to 2005	—	35,289	—
Related to 2006	—	—	16,141
Tax benefit of goodwill by subsidiaries (note 37.I.h)	(50,450)	(50,450)	(50,450)
Deferred tax on the US GAAP adjustments, net of valuation allowance (note 37)	29,303	39,678	80,332

Total income tax and social contribution tax expense	(106,845)	(136,416)	(122,801)

The effect of the income tax reduction resulting from the ADENE tax incentive, per 1,000 shares, was as follows:

	2004	2005 Restated	2006
Common shares	0.035	0.048	0.020
Preferred shares	—	—	—

The effective tax rate for the Company under US GAAP was (9.45%), (17.42%) and (129.13%) for 2004, 2005 and 2006, respectively.

39. Subsequent events (unaudited)

On May 3, 2007, the Board of Directors of the Company approved a cooperation and support agreement with Telecom Italia. The agreement term is 12 months and shall not exceed 14.5 million Euros (approximately R$41 million). The agreement aims to add value to the Company by benefiting from Telecom Italia’s experience in (i) increasing efficacy and efficiency by adopting in-house solutions, (ii) sharing systems, services, processes and best practices that were largely used in the Italian market and may be easily customized for the Company.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

By:	/s/ Mario Cesar Pereira de Araujo
Name:	Mario Cesar Pereira de Araujo
Title:	Chief Executive Officer

By:	/s/ Stefano De Angelis
Name:	Stefano De Angelis
Title:	Chief Financial Officer

Dated: June 22, 2007

EXHIBIT INDEX

1.1*	By-laws of TIM Participações S.A., as amended (English and Portuguese).

2.1	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

2.2	Foreign Onlending Agreement, dated February 24, 2006, between Banco ABN AMRO Real S.A., as lender, and TIM Celular, as borrower, which is incorporated by referece to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

2.3	Credit Facility Agreement, dated February 16, 2006, between Santander Brasil S.A., as lender, and TIM Celular, as borrower, which is incorporated by referece to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.1	Agreement of merger of the shares of TIM Celular S.A. to the assets of TIM Participações S.A., which is incorporated by reference to our report filed on Form 6-K with the Securities and Exchange Commission on February 9, 2006.

4.2	Credit Agreement dated as of September 22, 2000, between TIM Nordeste Telecomunicações (then Telpe Celular), as borrower, and the European Investment Bank, as lender, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.3	Guarantee and Indemnity Agreement dated as of September 22, 2000, between European Investment Bank and Tele Nordeste Celular Participações S.A., which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.4	Indemnification Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and Tele Nordeste Celular Participações S.A., as Indemnifier, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.5	Counter Indemnity Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and TIM Nordeste Telecomunicações (then Telpe Celular), as Borrower, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.6	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (Portuguese Version), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.7	Credit Agreement dated as of December 22, 2000, among Banco Nacional de Desenvolvimento Econômico e Social—BNDES, Telepar Celular S.A., as Borrower, and Tele Celular Sul Participações S.A., as Guarantor (English Translation), which is incorporated by reference to our 2000 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.8	Credit Agreement dated as of June 28, 2004, by and between Banco do Nordeste do Brasil S.A., as lender, and TIM Nordeste, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.9	Guarantee Agreement dated as of June 24, 2004 among Banco Bradesco S.A., TIM Nordeste Telecomunicações and Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.10	Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participacoes S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.11	Standard Concession Agreement for Mobile Cellular Service (Portuguese Version), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.12	Standard Concession Agreement for Mobile Cellular Service (English Translation), which is incorporated by reference to our 1998 registration statement filed on Form 20-F with the Securities and Exchange Commission.

4.13	Authorization Agreement for Mobile Cellular Service for Telepar Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.14	Authorization Agreement for Mobile Cellular Service for CTMR Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.15	Authorization Agreement for Mobile Cellular Service for Telesc Celular (English Translation), which is incorporated by reference to our 2002 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.16	Authorization Agreement for Mobile Cellular Service for Telpe Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.17	Authorization Agreement for Mobile Cellular Service for Teleceara Celular (English Translation), which is incorporated by reference from the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on form 20-F with the Securities and Exchange Commission.

4.18	Authorization Agreement for Mobile Cellular Service for Telasa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.19	Authorization Agreement for Mobile Cellular Service for Telpa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.20	Authorization Agreement for Mobile Cellular Service for Telern Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.21	Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English Translation), which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

4.22	Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission.

4.23	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of November 2, 2002, by and among Siemens Ltda. Engenharia e Service Ltda., TIM Sul S.A. and TIM Celular S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.24	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, among Ericsson Telecommunicações S.A., Ericsson Servicos de Telecommunicações Ltda., Maxitel S.A., TIM Celular S.A., TIM Sul S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to our 2003 annual report filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.25	Equipment Supply and Service Agreement relating to the implementation of a GSM Network, dated as of October 2, 2003, by and among Nokia do Brasil Ltda., TIM Celular S.A. and certain of the then-subsidiaries of Tele Nordeste Celular Participações S.A. (English Translation), which is incorporated by reference to the 2003 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission. Portions of this agreement have been omitted pursuant to a confidential treatment request made under Rule 24b-2 of the Securities Exchange Act of 1934, and “*” has been substituted for the omitted text.

4.26	Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.27	Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.28	Credit Agreement, dated as of November 28, 2000, among BNDES, a syndicate of banks, Maxitel, as borrower, and TIM Brasil Participações, as guarantor, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.29	Credit Agreement, dated as of June 28, 2004, among Maxitel, as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by referece to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.30	Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.31	Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, and TIM Celular, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.32	Credit Agreement, dated as of August 26, 2005, among a syndicate of banks, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.33	Credit Agreement, dated as of January 7, 2002, among Banco BBA Creditanstalt S.A., as lender, and TIM Celular, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.34	On Lending of Funds from BNDES Credit Agreement, dated as of November 22, 2000, between BNDES, as lender, and Maxitel, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

4.35*	Credit Agreement, dated as of November 28, 2000, between BNDES, as lender, and Maxitel, as borrower.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 34.h to our consolidated financial statements included in this annual report.

8.1*	List of Subsidiaries.

11.1	Code of Ethics (English and Portuguese), which is incorporated by reference to Exhibit 11.1 of our 2004 annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

*	Filed herewith.