Form 20-F
period 2007-12-31
TIM PARTICIPACOES SA
filed 2008-06-03
CIK 1066116

As filed with the Securities and Exchange Commission on June 3, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
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

Avenida das Américas, 3.434 - 7º andar
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

Gianandrea Castelli Rivolta
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3.434 - 7º andar
22640-102 Rio de Janeiro, RJ, Brazil
gcastelli@timbrasil.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value*	New York Stock Exchange
American Depositary Shares, as evidenced by American Depositary Receipts, each representing 10 Preferred Shares	New York Stock Exchange
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
Common Shares, without par value	794,991,669
Preferred Shares, without par value	1,538,972,494
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
Large accelerated filer   ☒                                                          Accelerated filer   ☐                                                  Non-accelerated filer   ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐  U.S GAAP  ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board   ☒ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM”, “TIM Participações” or the “Holding Company.” References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”), TIM Celular S.A. (“TIM Celular”) and Maxitel S.A. (“TIM Maxitel”) each a directly or indirectly wholly-owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

The Holding Company is the result of the merger of Tele Nordeste Celular Participações S.A. (“TND”), then the controlling shareholder of TIM Nordeste Telecomunicações, with and into Tele Celular Sul Participações S.A. (“TSU”), then the controlling shareholder of TIM Sul, on August 30, 2004 (the “TND/TSU Merger”).

On March 16, 2006, we acquired all of the share capital of TIM Celular, a wholly-owned subsidiary of our controlling shareholder, TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), to integrate the two companies’ operations, seeking to optimize the group’s financial structure and management, creating one of the largest Brazilian wireless companies in terms of market capitalization presenting an attractive investment for shareholders. As a result, TIM Celular and its operating subsidiary TIM Maxitel became our subsidiaries. On March 16, 2006, the acquisition (“TIM Celular Acquisition”) was approved by Extraordinary Shareholders’ Meetings of our shareholders and the shareholders of TIM Celular and became effective on such date.For accounting purposes, the acquisition was treated as if it had occurred on January 1, 2006. Except where specifically noted, information in this annual report does not account for the effects of such acquisition.

On June 30, 2006, at their respective Extraordinary Shareholders’ Meetings, TIM Celular, TIM Maxitel , TIM Nordeste Telecomunicações and TIM Sul approved the merger of TIM Nordeste Telecomunicações into TIM Maxitel and of TIM Sul into TIM Celular. On the same date, Maxitel’s name changed to TIM Nordeste S.A. (“TIM Nordeste”).

References in this annual report to the “preferred shares” and the “common shares” are, respectively, to the preferred shares, which have no voting rights, other than in the limited circumstances described in “Item 10B. Additional Information—Memorandum and Articles of Association—Rights Relating to our Shares—Voting Rights”, and common shares, of TIM. References to the “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing 10 preferred shares. The ADSs are evidenced by American Depositary Receipts, or ADRs, which are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU”. The common shares and preferred shares are listed on the São Paulo Stock Exchange under the symbols “TCSL3” and “TCSL4”, respectively.

Pursuant to an Extraordinary Shareholders Meeting held on May 30, 2007, our shareholders approved a reverse stock split of the totality of shares issued by us. As a result, the shares were amalgamated at the ratio of one thousand (1,000) existent shares per one (1) share of the respective type. The reverse split approved did not result in modification in the amount of the capital stock and the amalgamated shares granted to their holders the same rights previously established in our bylaws for the respective type of share. The holders of American Depositary Receipt – ADR now have their receipts represented by ten (10) preferred shares each.

Market Share Data

Market share information is calculated by the Company based on information provided by the Agência Nacional de Telecomunicações, or Anatel. Penetration data is calculated by the Company based on information provided by the Instituto Brasileiro de Geografia e Estatística, or IBGE.

Presentation of Financial Information

Our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles derived from Brazilian Corporations Law and accounting standards and supplementary procedures established by the CVM and the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil, or IBRACON), and related rules applicable to telecommunications service operators.

 See note 39 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and generally accepted accounting principles in the United States, or US. GAAP, as well as a reconciliation to US. GAAP of our shareholders’ equity as of December 31, 2007 and 2006 and net income for the years ended December 31, 2007, 2006 and 2005 as described below.

We account for the TIM Celular Acquisition under Brazilian GAAP as a purchase at book value, generating no goodwill, pursuant to which TIM Participações consolidated the results of TIM Celular with effect from January 1, 2006. For informational purposes we present pro forma financial information reflecting the acquisition of TIM Celular by TIM Participações as if the acquisition had occurred on January 1, 2004 for Statement of Operations information, and on December 31, 2004 for balance sheet information. All intercompany balances and transactions have been eliminated. Note 39 also includes (i) an explanation of how the amounts were calculated, including what adjustments were made; and (ii) a reconciliation of the amounts to US. GAAP. In addition, for comparison purposes we have included selected pro forma financial information as if the TIM Celular Acquisition had occurred on or prior to January 1, 2004 under the heading “Selected Consolidated Financial Data.” The pro forma financial data is provided for illustration purposes only and does not purport to represent what our actual financial position or results of operations would have been had the TIM Celular Acquisition occurred on the assumed dates.

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

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank of Brazil (the “Central Bank”) at December 31, 2007 of R$1.7713 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3.A. Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

•	our ability to expand our services and maintain the quality of the services we provide;

•	the rate of customer churn we experience;

•	changes in official regulations and the Brazilian government’s telecommunications policy;

•	political economic and social events in Brazil;

•	access to sources of financing and our level and cost of debt;

•	our ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	the adverse determination of disputes under litigation;

•	inflation, interest rate and exchange rate risks; and

•	other factors identified or discussed under “Item 3.D. Key Information—Risk Factors” and elsewhere in this annual report.

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

Selected Financial Data

The following table represents a summary of our selected financial data for the five years ended December 31, 2007. The data are derived from our consolidated financial statements, audited by Ernst & Young Auditores Independentes S.S, and should be read in conjunction with our consolidated financial statements, related notes, and other financial information included herein. For a discussion of the 2005 pro forma and 2004 data included herein, see the section captioned “Presentation of Information—Presentation of Financial Information.”

	Year Ended December 31,
	2007 U.S.$	2007 R$	2006 (2) as adjusted R$	2005 (2) as adjusted R$	2005 (1) (2) pro forma as adjusted R$	2004 (2) as adjusted R$	2004 (1) (2) pro forma as adjusted R$	2003 R$
	(millions of reais or U.S. dollars, unless otherwise indicated)
Statement of Operations Data:
Brazilian GAAP
Net operating revenue	7,024.0	12,441.6	10,138.2	2,918.2	8,368.1	2,564.6	6,253.8	1,088.3
Cost of goods and services	(3,800.5)	(6,731.8)	(5,530.0)	(1,383.1)	(4,650.8)	(1,302.5)	(3,971.9)	(578.0)
Gross profit	3,223.5	5,709.8	4,608.2	1,535.1	3,717.3	1,262.1	2,281.9	510.3

Operating expenses:
Selling expenses	(2,196.6)	(3,890.9)	(3,250.9)	(798.1)	(3,067.7)	(647.3)	(2,191.5)	(230.5)
General and administrative expenses	(583.1)	(1,032.8)	(954.9)	(185.9)	(795.2)	(182.4)	(613.8)	(94.9)
Other net operating expense	(135.4)	(239.9)	(200.3)	(25.3)	(255.5)	1.6	(322.8)	(27.3)
Equity investment	-	-	-	-	-	-	-	(3.3)
Operating income (loss) before financial income (expenses)	308.4	546.2	202.1	525.8	(401.1)	434.0	(846.2)	154.3
Net financial income (expense)	(157.5)	(278.9)	(287.0)	63.3	(350.1)	51.1	(201.5)	25.8
Operating income (loss)	150.9	267.3	(84.9)	589.1	(751.2)	485.1	(1,047.7)	180.1
Net non-operating income (expense)	(13.8)	(24.4)	2.5	(2.2)	(5.5)	(4.6)	(12.1)	12.9
Income (loss) before taxes and minority interests	137.1	242.9	(82.4)	586.9	(756.7)	480.5	(1,059.8)	193.0
Income and social contribution taxes	(94.2)	(166.8)	(203.1)	(140.5)	(176.1)	(153.8)	(157.1)	(42.4)
Minority interests	-	-	-	(21.5)	(21.5)	(70.1)	(70.1)	(29.8)
Net income (loss)	42.9	76.1	(285.5)	424.9	(954.3)	256.6	(1,287.0)	120.8
Net income (loss) per share in 2007 and per 1,000 shares outstanding in 2006 to 2003 (reais)	0.0	0.03	(0.12)	0.48	n/a	0.38	n/a	0.34

Number of shares outstanding:
Common shares (in millions)	n/a	795	793,544	299,611	n/a	264,793	n/a	134,453
Preferred shares (in millions)	n/a	1,539	1,536,171	579,965	n/a	437,712	n/a	222,025
Dividends per share in 2007 and per 1,000 shares in 2006 to 2003 – reais(3)	n/a	0.14	0.19	0.14	n/a	0.10	n/a	0.10
Dividends per share in 2007 and per 1,000 shares in 2006 to 2003 – in U.S. dollars (4)	n/a	0.08	0.09	0.06	n/a	0.04	n/a	0.03

U.S. GAAP(5)
Net operating revenues	7,053.6	12,494.0	10,165.4	8,329.9	-	6,114.8	-	2,110.3
Operating income (expense)	265.1	469.6	127.6	(510.4)	-	(983.0)	-	420.0
Net income (loss)	51.9	92.0	(217.9)	(950.7)	-	(1,303.1)	-	318.6

Balance Sheet Data:
Brazilian GAAP
Property, plant and equipment, net	3,964.2	7,021.8	7,185.9	1,872.7	7,815.9	1,663.5	6,807.4	696.0
Total assets	8,212.2	14,546.3	14,200.1	4,457.4	15,233.9	3,665.5	13,083.3	1,636.7
Loans, financing and debentures	1,194.9	2,116.6	2,173.7	129.0	1,819.6	104.1	593.5	82.2
Shareholders’ equity	4,375.6	7,750.5	7,886.4	2,714.8	8,622.7	1,999.0	7,575.8	927.0
Capital stock	4,262.7	7,550.5	7,512.7	1,472.1	7,455.9	884.5	6,503.7	369.2

U.S. GAAP(5)
Property, plant and equipment, net	3,904.9	6,916.9	7,028.8	7,714.0	-	6,766.2	-	1,449.6
Total assets	8,267.8	14,644.8	14,271.9	15,417.2	-	13,060.7	-	3,436.9
Loans and financing	1,180.0	2,090.1	2,140.9	1,808.8	-	592.0	-	178.6
Shareholders’ equity	4,452.4	7,886.6	8,154.9	8,665.5	-	7,420.1	-	1,964.6

(1)
The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004 for Statement of Operations information, and on December 31, 2004 for balance sheet information. For an explanation on how pro forma amounts have been calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

(2)
The 2006, 2005, 2005 pro forma, 2004 and 2004 pro forma as adjusted, recorded when applicable: reclassification of the amortization of the tax benefit related to the goodwill paid in the privatization from other net operating expense to income and social contribution taxes, reclassification of PIS/COFINS tax credit, previously recorded as other net operating expenses, to credit in deductions from revenues and credit net financial income, reclassification of income tax on remittance from net financial expense to cost of services and adjustment of income tax incentive (Adene) to the net income (loss), resulting from the change in accounting principles, see note 3-b and d to our consolidated financial statements.

(3)
Dividends per share have been computed as the sum of dividends and interest on shareholders’ equity (“juros sobre capital próprio,” according to Brazilian law), an alternative under Brazilian Corporations Law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders’ equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual general meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders’ equity, divided by the total number of common shares and preferred shares outstanding as of the common shareholders~~’~~ meeting date. See “Item 10.E. Additional Information—Taxation—Brazilian Tax Considerations―Distribution of Interest on Capital.”

(4)
Amounts expressed in U.S. dollars, according to the exchange rate applicable at the date of the relevant shareholders’ general meeting that approved the distribution of dividends and interest on shareholders’ equity.

(5)
The U.S. GAAP amounts of TIM Participações S.A. reflect the TIM Celular Acquisition considered a business combination under common control similar to a pooling-of-interest. Accordingly, such exchange of shares was accounted for at historical carrying values.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

The Brazilian economy has shown greater stability since the current federal administration took office in January 2003.  Overall, the Federal Government continues the macroeconomic policy of the previous administration by giving priority to fiscal responsibility.

Between December 31, 2004 and 2005, the real appreciated 11.8% against the U.S. dollar. Despite this appreciation, the country had a positive current account balance of US$44.8 billion for 2005, its highest surplus ever. The average unemployment rate decreased from 9.6% as of December 31, 2004 to 8.3% as of December 31, 2005 in the country’s main metropolitan regions, in accordance with estimates disclosed by the IBGE. In 2005, the average inflation rate, as measured by the IPCA, was 5.7%, and the average TJLP interest rate was 9.8%. In the same year, the GDP grew 3.2%.

In 2006, this trend was maintained and the real appreciated 8.7% against the U.S. dollar between December 31, 2005 and 2006. Despite this appreciation, the country had a positive current account balance of US$6.3 billion. For the fourth consecutive year, the Current Transactions/PIB ratio, an indicator of vulnerability to international financial crises, was positive, showing the country’s lower exposure to risk. The average unemployment rate increased to 10.0% as of December 31, 2006 in the country’s main metropolitan regions, in accordance with estimates disclosed by the IBGE. In 2006, the inflation rate, as measured by the IPCA, was 3.1%, and the average TJLP interest rate was 6.8%. International reserves also reached record levels and the highest quality thus far, reducing the presence of short-term capital.

Macroeconomic results for 2007 indicate accelerated economic growth and monetary stability. An exchange rate depreciation of 17.2% over the year contributed to an even higher reduction in the inflation rate, as measured by the IPCA.  The inflation rate for 2007 reached 4.6%, being within the target range established by the Comitê de Política Monetária (Brazilian Monetary Policy Committee), or COPOM. Externally, the accumulated trade surplus as of December 31, 2007, having reached US$40 billion, was relatively lower than that recorded for both 2005 and 2006; however, the country’s international reserves continued to increase. The average unemployment rate decreased to 7.4% as of December 31, 2007 in the country’s main metropolitan regions, in accordance with estimates disclosed by the IBGE. Accelerated economic growth towards the end of 2006 continued throughout 2007. Among the factors contributing for a stronger economic growth in 2007 are the continuing reduction in the basic interest rate, which stabilized at 11.25% in September, and the evolution of the credit supply.

The table below sets forth data regarding GDP growth, inflation, interest and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
GDP growth (1)	3.2%	3.8%	5.4%
Inflation (IGP-M) (2)	1.2%	3.9%	7.8%
Inflation (IPCA) (3)	5.7%	3.1%	4.6%
DI Rate (4)	18.2%	13.1%	11.8%
TJLP (5)	9.8%	6.8%	6.2%
Appreciation (devaluation) of the Real against the U.S. dollar	11.8%	8.7%	17.2%
Exchange rate (closing)—R$ per US$1.00	R$2.341	R$2.138	R$1.771
Average exchange rate—R$ per US$1.00 (6)	R$2.435	R$2.177	R$1.948

(1)	The Brazilian GDP for 2005, 2006 and 2007 was calculated using the new procedures adopted by the IBGE
(2)	Inflation (IGP-M) is the general market price index as measured by FGV, and represents data accumulated over the 12 months in each year ended December 31, 2005, 2006 and 2007.
(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2005, 2006 and 2007.
(4)	The DI rate is the average inter-bank deposit rate performed during the day in Brazil (accrued as of the last month of the period, annualized).
(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).
(6)	Average exchange rate on the last day of each year.
Sources: BNDES, Central Bank, FGV and IBGE.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see “—D. Risk Factors—Risks Relating to Brazil.”

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the annual average of the exchange rates during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Year End
2003	3.5637	2.8219	3.0711	2.8892
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1520	1.7325	1.9483	1.7713

	Reais per U.S. Dollar
Month	High	Low
November 2007	1.8501	1.7325
December 2007	1.8233	1.7616
January 2008	1.8301	1.7414
February 2008	1.7674	1.6660
March 2008	1.7597	1.6625
April 2008	1.7399	1.6548
May 2008(through May 27, 2008)	1.6968	1.6410

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

The opening of the Brazilian market to competition for telecommunications services has adversely affected the industry’s historical margins. Due to additional Personal Communication Services (“PCS”) providers that have commenced operations in recent years, we are facing increased competition throughout Brazil. We compete not only with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these and other services and a trend of bundling PCS services with Internet and other services. As a result, the cost of maintaining our market share has increased and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our presence in the market. Claro and Vivo received authorization to provide PCS in the same regions as TIM, completing their national coverage. Also Oi received authorization to provide PCS service in São Paulo State.

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

There is a perspective of changing the current rules for service exploration may cause an unbalanced competition between fixed incumbent and other players. Example the merger project between the two concessionaires Oi and Brasil Telecom would represent a step back from the liberalization architecture and would hamper competition if not counterbalanced by appropriate regulatory measures (like Local Loop Unbundling obligations).

Anatel is expected to auction bandwidths in the 3.5 and 10.5 GHZ (WI-MAX) spectrum to provide broadband wireless and fixed telephony services. Anatel cancelled the auction scheduled to take place in 2006. New bidding terms have not yet been made public and according to information currently available from Anatel, the new auction will take place probably in the second half of 2008. Purchasers of these bandwidths may offer services that could compete with our services. TIM intends to bid for this band.

We may be unable to respond to the recent trend towards consolidation in the Brazilian wireless telecommunications market.

The Brazilian telecommunication market has been consolidating and we believe such trend is likely to continue. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations.

We may not receive as much interconnection revenue as we receive today.

Beginning in July 2004, interconnection charges became freely negotiated by cellular telecommunications service providers in Brazil, pursuant to rules issued by Anatel. As a result, the interconnection fees we are able to charge in the past have decreased, after adjustment for inflation. The interconnection fees we charge may continue to decrease and as a result, we may receive less interconnection revenue than we presently do, which may have an adverse effect on our business, financial condition and results of operations.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by, among other factors:

•	the changing regulatory environment, such as the introduction of numbering portability;

•	shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements;

•	ongoing improvements in the capacity and quality of digital technology available in Brazil;

•	the introduction of Third Generation (“3G”) mobile telephony services; and

•	the anticipated auction of licenses for the operation of 3.5 GHz and 10.5 GHz with limited mobility.

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

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2007, our subsidiaries, had approximately R$2.1 billion in consolidated outstanding indebtedness. If we are unable to meet these debt service obligations, or comply with the debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

In addition, because of our net debt position in 2007 of R$973.2 million (change from 2006 to 2007 in loans plus accrued interests less cash and cash equivalents and short term investments), we may need additional funding to meet our obligations and to conduct our activities and in the event public or private financial is unavailable, our financial condition and results and, consequently, the market price for our shares may be adversely affected.

We face risks associated with litigation.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

Any modification or termination of our ability to use the “TIM” tradename may adversely affect our business and operating results.

Telecom Italia owns the property rights to the “TIM” tradename. Telecom Italia may stop us from using the TIM trade name any time. The loss of the use of the “TIM” trade name could have a material adverse effect on our business and operating results.

The shareholding structure of our parent company, Telecom Italia S.p.A, has undergone relevant changes.

On April 28, 2007, Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A., Sintonia S.p.A and Telefónica S.A. entered into an agreement to acquire the entire share capital of Olimpia S.p.A., a company which, at the time, held approximately 18% of the voting capital of Telecom Itália S.p.A., our indirect parent company. This acquisition was made through Telco S.p.A. (“Telco”). With the conclusion of the transaction and the subsequent merger of Olimpia S.p.A. with and into Telco (December 2007), Telco came to hold 23.6% and it presently holds 24.5% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações.

The Brazilian telecommunications regulator, Anatel, approved the acquisition of Olimpia by Telco, but imposed certain restrictions to guarantee the total segregation of the business and operations of the two groups, Telefónica and TIM, in Brazil.  We cannot guarantee that Anatel will approve the measures we have either taken or proposed to comply with its ruling.

 Telco's acquisition of Olimpia is also being analyzed by the Brazilian antitrust authority (CADE) in a proceeding to which TIM is not a party filed by Telco's shareholders, and is subject to CADE's approval.

The consequences in case (i) Anatel understands that the measures being taken or proposed to segregate the businesses of TIM and Vivo in Brazil are not sufficient; or (2) the Brazilian antitrust authority does not approve the transaction, are currently unpredictable and may have adverse effects on TIM's business and results. See "Item 4.A. Information on the Company — A History and Development of the Company — Recent Developments — Acquisition of Olimpia S.p.A."

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

In July 2006, Anatel issued regulation regarding the remuneration of mobile operators network and brought to the mobile industry the concept of significant market power. Under such regulation, the VU-M value is freely negotiated between operators, but in case of no successful negotiation from a future date to be established by Anatel, as an arbitration procedure, the Agency will determine, based on a fully allocated cost model, a reference value for a network usage fee (VU-M) of companies that are deemed to hold significant market power. Such value will be reassessed every 3 years. In order to determine the companies that have a significant market power in the mobile interconnection market, Anatel will consider: market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, dominance of infrastructure that is not economically viable to duplicate, existence of negotiation power to acquire equipments and services, existence of vertical integration, existence of barriers to entry, access to financing sources. For purposes of the mobile network remuneration rules until Anatel defines which groups have significant market power, all groups that include a SMP provider will be considered as having a significant market power in the offer of mobile interconnection in their respective services areas.

We are subject to various obligations in the performance of our activities with which we may be unable to comply.

In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

•	the rules set forth by Anatel, the primary telecommunications industry regulator in Brazil;

•	the PCS authorizations under which we operate our cellular telecommunications business;

•	the fixed authorizations (local, national long distance and international long distance under and multimedia service which we operate our telecommunications business;

•	the Consumer Defense Code; and

•	the General Telecommunications Law (Lei No. 9,472/97, as amended).

We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought since December 2004 by Anatel against TIM Celular and TIM Nordeste we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations. In fact, there are some administrative proceedings regarding non compliance with quality goals and regulatory obligations that resulted in fees applied by Anatel on TIM Celular and TIM Nordeste. For more information, see “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. In addition, we cannot assure that we will be able to fully comply with each of the above referenced laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

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

We operate our business under authorizations granted by the Brazilian government. As a result, we are obligated to maintain minimum quality and service standards, including targets for call completion rates, geographic coverage and voice channel traffic rates, user complaint rates and customer care call completion rates. Our ability to satisfy these standards, as well as others, may be affected by factors beyond our control. We cannot assure you that, going forward, we will be able to comply with all of the requirements imposed on us by Anatel or the Brazilian government. Our failure to comply with these requirements may result in the imposition of fines or other government actions, including, in an extreme situation, the termination of our authorizations in the event of material non-compliance.

Our radio frequency authorizations for the 800 MHz, 900 MHz and 1800 MHz bands that we use to provide PCS services started to expire in September 2007 (under the Term of Authorization for the State of Paraná except the Londrina and Tamarana municipalities) and are renewable for one additional 15-year period, requiring payment at every two-year period of the equivalent to 2% (two percent) of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans.

The TIM Celular’s authorization to operate in the State of Paraná, except in Londrina and Tamarana municipalities, was extended to September 3, 2022, in accordance with Act 57.551 of April 13, 2006. The first payment under this authorization is due on April 30, 2009.

The radiofrequencies authorizations for the 800 MHz, 900 MHz and 1800 MHz that will expire in 2008 are the following:

September 03, 2008 - TIM Celular (Santa Catarina)
November 28, 2008 - TIM Nordeste (Ceará)
December 15, 2008 - TIM Nordeste (Alagoas)
December 31, 2008 - TIM Nordeste (Paraíba and Rio Grande do Norte)

We have already requested Anatel the renewal of such authorizations whose approvals should occur closely to the dates mentioned above.

Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

The telecommunications industry is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes. For example, the telecommunications industry is preparing the introduction of Third Generation (“3G”) mobile telephone services which may be accomplished through the offer of additional radiofrequencies or new licenses by Anatel or a combination of both. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

The advent of new products and technologies could have a variety of consequences for us. New products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology. If such changes do transpire, our most significant competitors in the future may be new participants in the market without the burden of any installed base of older equipment. The cost of upgrading our products and technology to continue to compete effectively could be significant.

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

 In addition, federal and state tax authorities in Brazil have brought actions challenging the tax treatment of certain components of the service revenues earned by mobile telecommunications providers, such as the application of ICMS to activation fees and monthly subscription charges. As of December 2007, we are subject to approximately 801 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$1,211.1 billion. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

As of 2006, Anatel uses IST index (Índice de Serviços de Telecomunicações) to adjust STFC Concessionaries’ rates, Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada” or “EILD”) and remuneration for the use of Personal Communication Service (“Serviço Móvel Pessoal” or “SMP”), which substitutes the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getulio Vargas, a private Brazilian foundation. Thus, the prices we may charge for our services may be indirectly impacted by such new index. Anatel begins to regulate the telecommunications industry based on a model that analyzes companies costs based on a hypothetical company’s costs and other factors. If this new adjustment mechanism, or any other mechanism chosen by the Anatel in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results.

Anatel issued new regulations on interconnection rules, some of which could have an adverse effect on our results. The rules that may adversely affect our results are (1) Anatel had defined clearly that same SMP provider with different authorization areas receive only one instead of two interconnection charges (VU-M) for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for VU-M does not reach success, Anatel can, as from April 2010, apply the Full Allocated Cost model. These regulations can have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for economic groups without significant market power.

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

Risks Relating to Brazil

The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement, like local political and economic conditions, may have an adverse effect on our activities, our business, or the market prices of our shares and ADSs.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in economic policy. To influence the course of Brazil’s economy, control inflation and implement other policies, the Brazilian government has taken various measures, including the use of wage and price controls, currency devaluations, capital controls and limits on imports and freezing bank accounts. We have no control over, and cannot predict what measures or policies the Brazilian government may take or adopt in the future. Our business, financial condition, revenues, results of operations, prospects and the trading price of our units may be adversely affected by changes in government policies and regulations, as well as other factors, such as:

•	fluctuating exchange rates;
•	inflation;
•	interest rates;
•	monetary policy;
•	changes in tax regimes;
•	liquidity in domestic capital and credit markets;
•	fiscal policy;
•	political instability;
•	reductions in salaries or income levels;
•	rising unemployment rates;
•	exchange controls and restrictions on remittances abroad; and
•	other political, diplomatic, social or economic developments in or affecting Brazil.

In the past, the performance of the Brazilian economy was affected by its political situation. Historically, political crises and scandals have affected the confidence of investors and the public in general, and have adversely affected the development of the economy and the market price of securities issued by Brazilian companies. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. We cannot predict whether the Brazilian government will intervene in the Brazilian economy in the future. Governmental actions may adversely affect our business by reducing demand for our services, increasing our costs, or limiting our ability to provide services. In addition, political uncertainties and scandals, social instability and other political or economic developments may have an adverse effect on us.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getulio Vargas, a private Brazilian foundation, the inflation rates in Brazil were 8.7% in 2003, 12.4% in 2004, 1.2% in 2005, 3.8% in 2006 and 7.7% in 2007. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian price inflation rates were 12.5% in 2002, 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006 and 4.6% in 2007. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Notwithstanding the fact that the real has appreciated 8.1%, 11.5%, 8.7% and 17.2%, in 2004, 2005, 2006 and 2007, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

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

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in December 2007, the basic interest rate was 11.25%.

On December 31, 2007, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES, or BNDES), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. On December 31, 2007, R$2,145.9 million of our total consolidated indebtedness was subject to floating interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

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

Events in other countries may have a negative impact on the Brazilian economy and the market value of our units.

Economic conditions and markets in other countries, including United States, Latin American and other emerging market countries, may affect the Brazilian economy and the market for securities issued by Brazilian companies. Although economic conditions in these countries may differ significantly from those in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries could dampen investor enthusiasm for securities of Brazilian issuers, including ours, which could adversely affect the market price of our shares and ADSs.

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on Bovespa, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in the interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely impacting the price of our shares and ADSs.

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

According to Brazilian Corporations Law and our bylaws, we must generally pay dividends to all shareholders of at least 25% of our annual net income, as determined and adjusted under the Brazilian Corporations Law. These adjustments to net income for purposes of calculating the basis for dividends include allocations to various reserves that effectively reduce the amount available for the payment of dividends. However, we are not required and may be unable to pay minimum dividends if we have losses.

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

Volatility and lack of liquidity in the Brazilian stock market may substantially limit investors’ ability to sell shares at the price and time desired.

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, and such investments are in general considered more speculative. The Brazilian stock market is substantially smaller, less liquid and more concentrated, and may be more volatile than the world’s major stock markets, such as those in the United States. On December 31, 2007, Bovespa’s market capitalization was approximately R$2.5 trillion (US$1.4 trillion), and the average daily trading volume for the year ended December 31, 2007 was R$4.9 billion (US$2.5 billion). For comparative purposes, the market capitalization of the New York Stock Exchange (NYSE) on December 31, 2007 was US$27.1 trillion. The Brazilian capital market shows significant concentration. The top ten shares in terms of trading volume accounted for approximately 45.4% of all shares traded on the Bovespa in the year ended December 31, 2007. These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

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

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000 (“Resolution CMN 2,689”) of the National Monetary Council, or Conselho Monetário Nacional (“CMN”), as described below in “Item 10.E. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

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

If we raise additional capital through an offering of shares, investors’ holdings may be diluted.

We may need to raise additional funds through a capital increase, public or private debt financings, or a new share issuance in connection with our business. Any additional capital raised through the issuance of shares or securities convertible into shares conducted on stock exchanges or through public offerings may be made, according to Brazilian law, without preemptive rights for the holders of our shares, which may result in the dilution of your holdings in our share capital.

The market price of our shares or ADSs may be adversely affected if we, our controlling shareholders, directors or officers decide to issue or sell a substantial number of our shares, or if there is a perception of the possibility of such events.

Item 4. Information on the Company

A.  History and Development of the Company

Basic Information

TIM Participações S.A. is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil and following the acquisition of TIM Celular, is the only nationwide wireless provider in Brazil.

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

Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás, as a regulated monopoly, acquired almost all the telephone companies operating in Brazil. Beginning in 1995, the Brazilian federal government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In 1996 and 1997, the Brazilian government passed bills allowing for the privatization of Telebrás by auctioning of authorizations and concessions to privately-owned telecommunications service providers, while establishing Anatel as an independent regulatory agency.

The new regulatory framework established the structure of the Brazilian mobile telecommunications industry in place today. Anatel established ten wireless areas and the cellular operations of Telebrás and another state -owned company were spun off into new holding companies. When these holding companies were privatized their operating subsidiaries became the legacy monopoly providers in each of the ten wireless areas, servicing essentially all the mobile customers then in the area. To introduce competition, additional bandwidths were auctioned off. As a result, seven of such ten areas now have four mobile service providers, and the remaining areas have three such providers.

In May 1998, following the breakup of Telebrás, 12 new holding companies (the “New Holding Companies”) were formed. The restructuring was conducted by means of a procedure under Brazilian Corporations Law called cisão or split up. Virtually all of the assets and liabilities of Telebrás, including the shares held by Telebrás in the operating companies of the Telebrás System, were allocated to the New Holding Companies. The split-up of the Telebrás System into the New Holding Companies is referred to in this respect as the “Breakup” or the “Breakup of Telebrás.”

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

On December 31, 2002, TIM Celular Centro Sul and Portale Rio Norte merged into Portale São Paulo S.A. On January 22, 2003, Portale São Paulo S.A. changed its name to TIM Celular.

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

In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of TSU and TND, to private investors. Shares of TSU and TND previously owned by the Federal Government were sold to a consortium comprised of UGB Participações Ltda. (“UGB”) and Bitel, both companies organized according to the laws of the Federative Republic of Brazil. In March 1999, UGB sold its ownership interest in TSU and TND to Bitel, effective on upon approval by Anatel and the Brazilian antitrust agency (“CADE”). In September 2003, TIM Brasil merged into Bitel, and its corporate name was changed to TIM Brasil. TIM Brasil is wholly owned, indirectly, by Telecom Italia, a corporation organized under the laws of Italy.

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

In July 2003, TSU subsidiaries Telesc Celular and CTMR Celular merged into Telepar Celular, which had its name changed to TIM Sul. In January 2004, TND’s subsidiaries Telpa Celular , Telern Celular, Teleceará Telular, Telepisa Celular and Telasa Celular merged into Telpe Celular, which had its name changed to TIM Nordeste Telecomunicações.

In August 2004, TND merged with and into TSU and the latter was renamed TIM Participações (“TIM”), in order to integrate the two companies’ operations, reduce administrative costs, improve access to capital and achieve greater market liquidity. TIM Nordeste Telecomunicações, formerly an operating subsidiary of TND, became an operating subsidiary of TIM, along with TIM Sul. For accounting purposes, the merger was treated as if it had occurred on January 1, 2004.

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

On June 30, 2006, TIM Celular, Maxitel, TIM Nordeste Telecomunicações and TIM Sul approved the merger of TIM Nordeste Telecomunicações into Maxitel and of TIM Sul into TIM Celular. On the same date, Maxitel’s name changed to TIM Nordeste.

Our controlling shareholder, TIM Brasil, is a wholly-owned Brazilian subsidiary of TIM International N.V., which in turn is a wholly-owned Dutch subsidiary of Telecom Italia. Telecom Italia operates in Europe, South American and the Mediterranean Basin. On December 31, 2007, the Telecom Italia Group was one of the world’s largest wireline operators, with approximately 22.1 million fixed network connections and 36.3 million domestic mobile telephone lines in Italy. The Group has significantly expanded into broadband in recent years and for the year ended on December 31, 2007, it recorded 11.1 million broadband accesses, of which 7.6 million in Italy and 3.5 million elsewhere in Europe (France, Germany and The Netherlands).

On December 31, 2007, Telecom Italia Group operated 31.3 million mobile telephone lines in Brazil.

Recent Developments

Acquisition of Olimpia S.p.A.

On April 28, 2007, Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A., Sintonia S.p.A and Telefónica S.A. entered into an agreement to acquire the entire share capital of Olimpia S.p.A., a company which, at the time, held approximately 18% of the voting capital of Telecom Itália S.p.A., our indirect parent company. This acquisition was made through Telco S.p.A. (“Telco”). With the conclusion of the transaction, and the subsequent merger of Olimpia S.p.A. with and into Telco (December 2007), Telco came to hold 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. Finally, on March 20, 2008, Telco brought its investment in Telecom Italia S.p.A. to 24.5% of its voting capital.

Interests in Telco are held by the Generali group (28.1%), Intesa San Paolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%).

In accordance with Telco Shareholders’ Agreement, the Investors have agreed that Telecom Italia group and Telefónica group will be managed autonomously and independently. In particular, the directors designated by Telefónica in Telco and Telecom Italia shall be directed by Telefónica to neither participate nor vote at the Board of Directors’ meetings at which resolutions will be discussed and proposed relating to the policies, management and operations of companies directly or indirectly controlled by Telecom Italia providing services in Brazil and other countries where regulatory and legal restrictions or limitations for the exercise of voting rights by Telefónica are in force.

Agreements between the TIM operators controlled by TIM Participações and the Telefónica´s operators in Brazil, in force as of December 31, 2007, refer solely to services related to co-carrier relationships, covering such subjects as interconnection, roaming, site sharing, co-billing procedures, and CSP (carrier access codes) arrangements, and were entered into at arm’s length prices and terms, in accordance with applicable laws and regulations. See “3.D. Key Information — Risk Factors — Risks relating to our Business — The shareholding structure of our parent company, Telecom Italia S.p.A, has undergone relevant changes.”

Anatel, approved the acquisition of Olimpia by Telco, but imposed certain restrictions to guarantee the total segregation of the business and operations of the two groups, Telefónica and TIM, in Brazil (Act number 68.276/2007, published in the Brazilian Federal Gazette (DOU) on November 5, 2007). In compliance with the requirements of that Act, on November 22, 2007, TIM Brasil, TIM Celular and TIM Nordeste submitted to Anatel the corporate instruments, including those received from Telco, required to implement the measures and procedures imposed by the Anatel Act and that assure the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica. Therefore, TIM continues to operate in the Brazilian market independently and autonomously just as before Telco’s acquisition of Olimpia.

Additionally, also as required by the Anatel Act, on May 2, 2008, TIM Brasil, TIM Celular and TIM Nordeste submitted to Anatel a list of additional measures aimed to assure continued total segregation between TIM´s Brazilian mobile operators and Vivo, a Brazilian mobile operator in which Telefónica holds a large equity stake. These measures must be approved by Anatel and, following such approval, will need to be implemented within an additonal six-month period.

Capital Expenditures

Our capital expenditure priorities in 2007 related primarily to the expansion of the capacity and quality of our GSM network, as well as the development of information technology systems. Capital expenditures, including accounts payable, during 2005 pro forma, 2006 and 2007 were R$2,555.5 million, R$1,587.8 million and R$1,932.9 million, respectively.

The following table shows our capital expenditures in each individual category for each of the three years ended December 31, 2007, 2006 and 2005 and 2005 pro forma:

	Year ended December 31,
Capital expenditures	2007		2006		2005		2005 (1) pro forma
Network	R$	1,106.9	R$	819.0	R$	452.9	R$	1,579.7
Information technology		506.2		412.2		148.0		526.4
Handsets provided to corporate customers (comodato)		234.6		314.2		67.1		309.3
Others		85.2		42.4		16.5		140.1
Total capital expenditures	R$	1,932.9	R$	1,587.8	R$	684.5	R$	2,555.5

(1)	The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005.

Our Board of Directors has approved our budget for capital expenditures from 2008 to 2010 in the total amount of R$7.2 billion for expenditures relating to our subsidiaries TIM Celular and TIM Nordeste. Most of the capital expenditures we budgeted for 2008 to 2010 relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure.

Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in the period from 2008 to 2010.

B.   Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. As of December 31, 2007, there were approximately 121 million mobile lines, representing 64% of the population. Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, its focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers. According to Anatel, at the end of 2006 and 2007, in Brazil approximately 80% and 81%, respectively, of mobile lines were prepaid and 20% and 19%, respectively, were postpaid notwithstanding a 21,1 million increase in the number of subscribers during 2007. The average monthly revenue per mobile customer in Brazil for 2007 was approximately R$29.6.

Our Business

We primarily use the global system for mobile communications technology, or GSM, to provide mobile telecommunications services throughout Brazil. In four of our areas we still offer time-division multiple access technology, or TDMA, in addition to GSM. Since the introduction of GSM technology in the fourth quarter of 2002, the percentage of our customers using GSM technology has rapidly increased, reaching approximately 96.9% as of December 31, 2007. In those areas where we still offer TDMA technology, we will continue to try to migrate our remaining TDMA customers to GSM. We offer value-added services, including short message services or text messaging, multimedia messaging services, push-mail, Blackberry service (the first provider in Brazil to do so), video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voice mail, conference calling, chats and other content and services. We provide interconnection services to fixed line and mobile service providers as well.

Regional Overview

We cover an area containing over 162 million of Brazil’s 190 million inhabitants. Our mobile operating subsidiaries have approximately 31.3 million customers located in each of the Brazilian states and in the Federal District. On December 31, 2007, our combined penetration reached approximately 64% and our combined market share totaled approximately 25.8%. The map below shows an overview of the Brazilian mobile telecommunications market based on the wireless areas established by Anatel.

Through our subsidiaries, we provide mobile telecommunications services using digital technologies to the ten wireless areas of Brazil shown in the above map, as set forth below.

Operating Subsidiary	Customers (As of December 31, 2007) (in thousands)	Areas Covered	Technology
TIM Nordeste	11,021.7	Areas 4, 9 and 10 shown above. Includes the states of Alagoas, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Piauí, Bahia, Minas Gerais and Sergipe.	GSM and TDMA
TIM Celular	20,232.0
Areas 1, 2, 3, 5, 6, 7 and 8 shown above.

Includes the states of Acre, Amapá, Amazonas, Espirito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Tocantins, Federal District, Rio de Janeiro, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.
			GSM and TDMA

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated. Except as otherwise indicated, the amounts presented in the following table are our estimates.

	On December 31,
	2007	2006	2005 (1) pro forma
	(in millions, except percentages)
Brazilian population (2)	190	188	185
Total penetration(3)(4)	64%	53%	47%
Brazilian subscribers	121.0	99.9	86.2
National percentage subscriber growth	21.1%	15.9%	31.4%
Population we cover(2)	162	141	135
Percentage of urban population we cover(5)	93%	92%	91%
Total number of our subscribers	31.3	25.4	20.2
Our percentage growth in subscribers	23.0%	26.0%	48.5%
Our percentage of postpaid customers	21.7%	21.3%	20.1%
Our ARPU(6)	R$34.35	R$33.08	R$34.16

(1)	The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred in 2005.

(2)	Information from IBGE, based upon Censo Demográfico 2000. The large increase as of December 31, 2006 represents an adjustment made by IBGE.

(3)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(4)	Based on information published by Anatel and IBGE.

(5)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(6)	Average monthly revenue earned per TIM subscriber.

Mobile Service Rates and Plans

In Brazil, as in most of Latin America, mobile telecommunications service is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls. Additional charges apply when a customer receives or places calls while outside of the customer’s “registration area”, which are the areas into which we divide our coverage areas.

Under our current authorizations, we are allowed to set prices for our service plans, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel must ratify our basic and other service plans, but its focus is on compliance with the relevant regulatory rules rather than the prices charged. See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” We charge different rates for our services, which vary according to the customer’s service plan. Per minute prices decrease as customer commit to purchasing more minutes per month. Prices can also vary depending on the time of the day, the type of call (for fixed lines, for other operators or on net calls – inside TIM network) or the location of the parties on a call.

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

We also offer several prepaid plans, none of which include monthly charges. Prepaid customers can purchase a prepaid credits that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification. During 2007, the Company carried out promotions focused on services, offering reward plans based on usage and SIM card offer. In 2007 we expanded our prepaid recharge stations by 3%. There are already over 262,000 recharges stations nationwide, offering two recharge options: physical (cards) and electronic (online and PIN System). We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge. Customers with debit cards that use Banco 24Horas (ATMs), as well as customers using Visa, MasterCard or Diners credit cards are already able to recharge their prepaid phones straight from their mobile handsets.

In 2006 we launched the service TIM Casa, based on the “home zone” concept. The service initially valid for calls made from the Registration Area, will enable customers to register one area as their “home” and make local calls to any fixed line number for a monthly fee that is lower than the subscription of a fixed-line telephone. As a result, customers can always use a single number – their mobile number for example – paying a lower rate. TIM Casa is an important state of the art convergent product launched by us and we expect it to give us an important competitive advantage in the market, once fully approved by the regulator and implemented. Another example of an exclusive plan offered by us is TIM Família, launched in the last quarter of the year of 2006. It is the only service that is free of charge (“Tarifa Zero”) for calls between people who always need to be in touch, either they are prepaid or postpaid customers. In addition, it represents an evolution of TIM Brasil’s plans, which are available across the entire country and are the first ones to include value-added services (VAS).

Despite the highly competitive environment, TIM has maintained its focus on the mobile market’s value segment, developing communication solutions that encourage clients to use our data and voice services more often. “TIM Web” and “TIM Mais Completo”, were an example of the evolution in our marketing activities, but were launched in early July. “TIM Web” is a postpaid plan for internet access from laptops or desktops without the need of a provider, while “TIM Mais Completo” combines mobile and residential telephony with internet access. The two products are part of TIM’s strategy of offering increasingly convergent services and thus, in addition to competitive prices, mobility and internet portability, without the need for an access provider.

In October 2007, we launched “TIM Casa Flex”, a step ahead of “TIM Casa” (launched in 2006), a convergent voice solution that combines convenience and competitive prices for fixed local calls using the mobile within the Home Zone. Additionally, “TIM Casa Flex” foregoes the need for a mobile voice plan reducing the entry-barrier: R$9.90 for 50 minutes of fixed to fixed local calls for prepaid and R$29.90 for 200 minutes of fixed local calls for postpaid.

In order to address an under penetrated market and explore new revenue opportunities, the Company developed “Plano 1” - a new business model based on micro-recharge offers (cards of R$1, R$3 or R$5) with an appealing tariff for calls for three specific TIM or fixed numbers (R$0.20 per minute versus average R$1.5 per minute to other numbers). “Plano 1”´s main goal is to increase mobile penetration in low-income users while preserving the profitability of the business.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years are set forth below.

	Year ended December 31,
Category of Activity	2007	2006	2005 as adjusted	2005 (1) pro forma as adjusted
	(in million of reais)
Gross mobile telephone services	15,376.6	11,820.3	3,169.8	8,962.6
Gross sales of handsets and accessories	1,838.1	2,057.3	733.5	2,270.1

Total	17,214.7	13,877.6	3,903.3	11,232.7

(1)	The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005.

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

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

As determined by Anatel, our usage rate categories for local mobile services on a prepaid or postpaid basis are as follows:

•
VC1. The VC1 rate is our base rate per minute and applies to mobile / fixed calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.

•
VC. The VC rate is our base rate per minute and applies to mobile / mobile calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.

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

Interconnection Charges

Interconnection charges represent a significant part of our revenues. We receive interconnection revenues in connection with any call originating from another service provider’s network, mobile or fixed line, which is received by any mobile customer, of ours or of another provider’s, while using our network.. We charge the service provider from whose network the call originates an interconnection fee for every minute our network is used in connection with the call. The interconnection fees we charge other service providers became freely negotiable in 2005.

We have entered into interconnection agreements with all the telecommunications service providers operating in Brazil, which include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation”. The interconnection fees we were permitted to charge other mobile telecommunications providers, and which other mobile telecommunications providers charge us, has in the past frequently been adjusted by Anatel, increasing incrementally from R$0.2552 per minute, net of taxes, on October 19, 2000, up to R$0.42850 per minute, net of taxes, as of May 1, 2006.

In July 2006, Anatel issued new regulation regarding mobile interconnection charges. Under such new regulation, the interconnection fee (VU-M) remains being freely negotiated but in April, 2010 would be heavier regulated in the case of operators with significant market power by using the FAC (Full Allocated Costs) model. See “Item 3.D. Key Information—Risk Factors—Risks relating to the Brazilian Telecommunications Industries”.

In 2006, two agreements relating to interconnection fees were entered into: (i) among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, pursuant to which our interconnection fee paid by other operators when their users access our network to communicate with our users was increased by 4.5%, for calls completed by a number registered within that customer’s home registration area (VC-1 calls) and (ii) among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers relating to the interconnection fees paid by the fixed telephony incumbents to the mobile service operators in the case of long distance calls, that is VC-2 and VC-3 calls, whereby such fees were increased by 7.99%.

On March 27, 2006, Anatel approved an increase of 7.99% in VC-2 and VC-3 (national long distance fixed to mobile calls) to the local incumbent fixed operators.Concurrently, Anatel approved provisory contracts entered into among the incumbents and the mobile operators providing for an increase of 4.5% to the VU-M (interconnection fee due to mobile operators).  An arbitration procedure before Anatel more recently confirmed such VU-M increase.

In 2007, an additional agreement relating to interconnection fees entered into among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers established an average VU-M increase of 2%. The same parties also executed an additional agreement, which was homologated by Anatel, contemplating a 68.5% increase in the VU-M fee over the VC-1 adjustment for 2008. Accordingly, if in 2008 the incumbent fixed operators receive an adjustment of 10% in the VC-1, the mobile will receive 6.85% of readjustment over the VU-M value.

Long Distance

Telecommunications customers in Brazil are able to select long distance carriers on a per-call basis under the Carrier Selection, or the CSP program, introduced in July 2003, by punching in a two-digit code prior to dialing long distance. This regulation also increased the size of home registration areas, calls within which are local calls and, as a result, reduced the number of home registration areas.

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

Under this structure, a customer is charged the VC1 or VC rates directly by us only for calls made by and completed to a number registered within that customer’s home registration area.  Long distance calls, however, are charged to a customer by the chosen long distance carrier.  Other long distance carriers, in turn, pay us a VU-M fee for any use of our network for a long distance call.

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

GSM the technology used by a substantial majority of our customers, is recognized as a superior platform for these services compared to other existing mobile technology, which we believe positions us well to benefit from the increased popularity of these services in Brazil. Value-added services represented 7.9% of our service revenues in 2007, and for 2006 represented 7.5% of our service revenues. However, we experienced a significant growth in usage of these services in 2007, as illustrated by revenue growth from value-added services of 37.3% compared to 2006. We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

Short Message Services (SMS) or Text Messaging. Since December 2001, through agreements with other providers, we have offered two-way short (or text) message services, allowing our subscribers to send and receive short messages to and from users of networks of other carriers. In 2007, SMS represented approximately 69.7% of the revenue we derived from value-added services. Notwithstanding the expectation that other value-added services will begin to generate more revenue, we expect the proportionate contribution of SMS to remain at similar levels, since we believe SMS usage can continue to increase based on the lower usage rates in Brazil compared to Europe and the United States.

Multimedia Messaging Service (MMS). As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account.

Downloads. We offer personalized ring tones, true tones, screen savers, business data solutions, games and video clips for downloading.

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

Sales of Mobile handsets

We offer a diverse portfolio of approximately 120 handset models from several handset manufacturers, including Nokia, Samsung, Motorola, Sony and Ericsson, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores. We are focused on offering an array of handsets with enhanced functionality for value-added services, including handsets that make GPRS, EDGE, MMS, MP3, tri-band, infra-red, Bluetooth, browsers, internet, e-mail and Java available, while reducing reliance on the subsidies for handsets that have characterized the Brazilian market. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. At present, we believe that supplies of mobile handsets are sufficient to satisfy demand. See “—Our Network.”

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

As of December 31, 2007, our services were marketed through the largest distribution network in Brazil with over 8,700 points of sale, of which approximately 104 were our own stores. In addition, we had over 262,000 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. We, however, intend to focus on sales through our exclusive stores and franchises as opposed to general retail stores where subsidies often generate losses. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered. Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 93% of the urban Brazilian population based to Anatel’s coverage criteria. In four areas, in addition to GSM we offer TDMA, a technology that divides radio spectrum into assigned time slots to transmit signals. As of December 31, 2007, approximately 96.9% of our subscribers used GSM technology and we expect our remaining TDMA customers to migrate to GSM within the next few years. Because GSM is widely used in Europe and North America, it provides faster availability of new products and services and a wider variety of suppliers than TDMA technology. In addition, we believe GSM is a better gateway to third generation, or more advanced, wireless technologies and a better platform for value-added services.

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

Our wireless network principally includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches and 9,522 radio base stations in our GSM network and 2,321 radio base stations in our TDMA network as of December 31, 2007. The network is connected primarily by a fiber-optic transmission system leased mainly from Telemar, Embratel, Brasil Telecom and Telefônica. Nokia, Ericsson and Siemens are our main suppliers of GSM network equipment.

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

Customer Service

The Company believes that its success basically depends on the importance it gives to its customers. The quest for satisfaction permeates the entire organization and is an integral part of the performance evaluation of its employees. To achieve this goal, the Company uses a Customer Relationship Management (CRM) system as its main tool. TIM’s customers can contact the Company through several channels. The most important ones are the Customer Relationship Center (CRC) and the Ombudsman. More than relationship centers, these areas are sources of inspiration for defining priorities in the Company: it is through them that operators receive the feedback necessary to address possible strategic issues or expand services that are well-evaluated. The Company owns four call centers based in São Paulo, Curitiba, Recife and Rio de Janeiro and 5 outsourced call centers, which are responsible for the customer assistance in case of the increase on the volume of incoming calls.

Moreover, the Company has implanted the Test Plant, for testing network innovations to minimize impacts during services rended to customers, and the Pre-Routing, a system that integrates and optimizes all Call Centers – CRC. We believe that achieving and maintaining a clear lead in customer satisfaction is important to maintain our high quality customer base and our position in the Brazilian mobile telecommunication industry and to position us to benefit whenever number portability is introduced in Brazil.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by a third-party vendor. These systems have four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options. Certain aspects of billing mobile customers in Brazil are regulated by Anatel. Currently, if a customer’s payment is more than 15 days overdue, we usually suspend the customer’s ability to make calls, and if the payment is 45 days overdue, we are able to suspend the customer’s ability to receive incoming calls. After 90 days from the customer’s payment due date, we generally discontinue service entirely, although discontinuation of service is sometimes delayed until 120 days after the due date for majority customers.

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

TIM is the brand name under which we market our mobile telecommunications services. We offer GSM, including EDGE, and TDMA technology. Currently, our subsidiaries, hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us the only mobile operator in Brazil offering nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. Our network covers approximately 93% of the country’s population based on Anatel’s coverage criteria.

We have two major competitors in Brazil:

•
Vivo, which is jointly controlled by Portugal Telecom and Spain’s Telefónica Móviles, until 2007 was operating in eight wireless areas of Brazil recognized by Anatel, using TDMA and CDMA, and in 2007 started to use GSM technology in 800 MHz (Vivo was not operating in areas 4 and 10, but in October 2007 won this two areas in the auction 001/2007- Anatel); and

•
Claro, which is controlled by America Móvil, operates in nine wireless areas of Brazil recognized by Anatel, using GSM and TDMA technology (Claro does not operate in area 8, but in October 2007 won this area in the auction 001/2007- Anatel).

In addition, we also compete with “Oi” (the new Telemar brand), in areas 3 ,4, 8, 9 and 10 (Oi was not operating in areas 1 and 2, but in October 2007 won this two areas in the auction 001/2007- Anatel) ; the Telemig Group in areas 4 and 8 and Brasil Telecom Celular in areas 5, 6 and 7.

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

On April 27, 2000, Anatel issued Resolution No. 221/00, later superseded by Regulation No. 404 of May 5, 2005, regulating Specialized Mobile Service, or trunking, which is based on push-to-talk technology, with rules similar to the ones applicable to the mobile telecommunications services.  Trunking service providers are not permitted to offer their services to individuals, and, therefore, will be competing with us exclusively in the corporate segment of our market.  Nextel has provided trunking services in Brazil since 2001.

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

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10.C. Additional Information — Material Contracts”.

Interconnection Agreements

We have entered into interconnection agreements with most telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Due to our migration to PCS (SMP – “Serviço Móvel Pessoal”), we have adapted our interconnection to conform to the new PCS rules and submitted these revised contracts to Anatel. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

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

Through TIM Brasil, we are a member of the Roaming Management Committee (now named ABR – Associação Brasileira de Recursos em Telecomunicações), a group comprised of all cellular and fixed telecommunications service providers operating in Brazil. The Roaming Management Committee was created to independently control the activities related to TDMA & CDMA roaming services in Brazil and some international roaming agreements entered into by Brazilian companies with telecommunications service providers operating in the member countries of Mercosul.

The GSM national and international  roaming services is supported by individual agreements with the companies partners.

International Roaming Agreements

We have roaming agreements with other GSM telecommunications service providers operating in 165 countries with 364 contracts.

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

•
ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian States levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets averages 17% throughout the Regions, to the exception of certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as much as 7%. In 2005, certain of the states in Brazil started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer that manufactures the goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain. In May 2005, the States decided, with the exception of the state of Alagoas and the Federal District, that as from January 2006,  the sellers should issue invoices of communications services (Model 22) corresponding to the value of tax due on the sale of calling cards to dealers or final customers. The amount of ICMS tax due in such transactions is passed on to the dealers or final consumers.

•
ISS. The Imposto Sobre Serviços, or ISS, taxes on certain services listed in the List of Services prescribed by Complementary Law No. 116/03 (“LC116/03”). This list also includes certain services that have the purpose of providing goods. Municipalities impose this tax at varying rates, but in the majority of large cities, the ISS rate is the highest rate allowed (5%). The tax basis of the ISS is the price of the service, minus certain exceptions (such as construction services). As provided by Constitutional Amendment No. 20, dated June 12, 2002, municipalities must charge a minimum rate of 2% and they must not directly or indirectly grant tax benefits that may result in and effective rate below 2%. In August 2003, the LC 116/03, established a new framework for the ISS, which pressed  Municipalities to adapt their respective ISS legislation in order to comply with the rules set forth by LC 116/03. Such new federal rules are effective as from January 1, 2004.

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

•
PIS. The Programa de Integração Social, or PIS is another social contribution, levied, prior to December 2002, at a rate of 0.65%, on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. In December 2002, Law n° 10.637 was enacted, making such contribution non-cumulative and increasing the rate to1.65% on gross revenues from sales of handsets, except in connection with telecommunications services, which the rate continue to be 0.65%.

•
FUST. On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a fund that is supported by a interference with the economic order contribution tax applicable to all telecommunications services, or FUST Tax. The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges. The FUST Tax is imposed at a rate of 1% on gross operating revenues, net of ICMS, PIS and COFINS, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST to meet the universal service targets required by Anatel.

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

•
FISTEL. The Fundo de Fiscalização das Telecomunicações, or FISTEL, a fund supported by a tax applicable to telecommunications services, or the FISTEL Tax, was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. The FISTEL Tax consists of two types of fees: an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time we activate a new mobile number, and an annual operations inspection fee that is based on the number of authorized stations in operation as well as the total basis of mobile number at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. Effective April 2001, the installation and inspection fee has been assessed based on net activations of mobile numbers (i.e., the number of new cellular activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 50% of the total amount of installation inspection fees that would have been paid with respect to existing equipment.

•
Income tax. Income tax expense is made up of two components, a federal income tax and a social contribution tax on taxable profits, which is known as the “social contribution tax”. The federal income tax also includes two components: a federal income tax and an additional income tax. The federal income tax is payable at the rate of 15%. Additional income tax of 10% will be levied on the share of taxable profits exceeding R$0.02 million accrued monthly. The social contribution tax is currently assessed at a rate of 9.0% of adjusted net income.

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are added to their net profits for tax purposes. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity's profits, in proportion to its participation in such foreign companies' capital. In principle the Brazilian entity is allowed to deduct income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income (reciprocity of treatment between Brazil and the country from which the income or gain comes from is required in order for this rule to apply). Effective January 1, 2002 profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity's year-end balance sheet, unless the Brazilian entity is liquidated before the date of its year-end balance sheet, in which case the profits are taxed at the time of its liquidation.

Prior to January 1, 2002, profits realized by an entity in Brazil from a branch or agency were taxed as of the date of the Brazilian entity's year-end balance sheet, and profits from a controlled or affiliated company were taxed as of the date such amounts were paid or made available to the Brazilian company as dividends or otherwise.

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

These distributions may be paid in cash. The interest is calculated in accordance with daily pro rata variation of the Brazilian government's long-term interest rate - TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of: (i) 50% of the net income (before taxes and already considering the deduction of the own interest amount attributable to stockholders) related to the period in respect of which the payment is made; or (ii) 50% of the sum retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Authorizations and Concessions

With the privatization of the Telebrás system and pursuant to the Lei Mínima (the “Minimum Law”), Band A and Band B service providers were granted concessions under SMC regulations. Each concession was a specific grant of authority to supply cellular telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations appended to each concession.

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

In 1997 and 1998, TIM Sul’s, TIM Nordeste Telecomunicações’ and TIM Maxitel’s predecessors were granted SMC concessions and in December 2002, TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel’s converted their SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. TIM Celular acquired PCS authorizations in conjunction with auctions of bandwidth by Anatel in 2001, and subsequently acquired additional authorizations and operates under the PCS regulations as well.

The following table shows the expiration date of the initial period of each of TIM Nordeste’s PCS authorizations:

Territory	Authorization expiration date
State of Pernambuco	May 15, 2009
State of Ceara	November 28, 2008
State of Paraíba	December 31, 2008
State of Rio Grande do Norte	December 31, 2008
State of Alagoas	December 15, 2008
State of Piaui	March 27, 2009
State of Minas Gerais	April 7, 2013
States of Bahia and Sergipe	August 6, 2012

The following table shows the expiration date of the initial period of each of TIM Celular’s PCS authorizations:

Territory	Authorization expiration date
State of Paraná	September 3, 2022
State of Santa Catarina	September 30, 2008
Cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu (State of Rio Grande do Sul)	April 14, 2009
State of Rio Grande do Sul (except the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu)	March 12, 2016
City of São Paulo (State of São Paulo)	March 12, 2016
State of São Paulo (except the city of São Paulo)	March 12, 2016
States of Rio de Janeiro and Espírito Santo	March 29, 2016
States of Maranhão, Pará, Amapá, Amazonas and Roraima	March 29, 2016
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás and the Federal District	March 12, 2016
Cities of Londrina and Tamarana (State of Paraná)	March 12, 2016

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

Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See “—PCS Regulation.” Since December 2003, we have achieved the majority, but not all of the service of quality requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. As a result since 2004 Anatel has been filing administrative proceedings against TIM Celular and TIM Nordeste for non-compliance with certain of our quality of service obgliations. In some of these proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. We will continue to strive to meet all of our quality of service obligations under the PCS authorizations, but we can provide no assurance that we will be able to do so. For information about administrative proceedings instituted, see “Item 8.A. Financial Information—Consolidated Statements and Others Financial Information —Legal Proceedings.”

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

According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules. TIM Sul,  TIM Nordeste Telecomunicações and TIM Maxitel converted their cellular concessions into PCS authorizations in December 2002, and later transferred them to TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel, which are now TIM Celular and TIM Nordeste subject to obligations under the PCS regulations. See “—Authorizations and Concessions.”

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may only be provided under Bands C, D and E licenses which initially 1800 MHz band (after words encompass also the 900 MHz band) and were auctioned by Anatel in 2001 and 2002.

In December 2007, TIM Celular acquired new authorization for 1800 MHz in São Paulo and Rio de Janeiro States in order to improve its radio frequency capacity in theses regions.

In the same auction, Claro and Vivo acquired authorization to provide PCS services in regions where they previously did not by using 1800 MHz and 1900 MHz bands, whereby they are now competing with TIM on those areas. In the same regions as TIM. Also in the same auction Oi received authorization to provide PCS service in the state of São Paulo by using 1800 MHz (band M in the whole state and band E in the state’s countryside).

Anatel has initiated administrative proceedings against TIM Celular and TIM Nordeste for non-compliance with certain of such quality standards and non compliance with the rules and the authorization terms. We have been fined by Anatel in several proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. However, we cannot give assurance that we will be able to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies”, “Item 3.D. Key Information—Risk Factors—Risks Relating to our Business” and “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”

According to the new PCS regulations, we are required to adjust our operating processes and agreements to such new rules, including our interconnection agreements, as well as agreements with our customers. By April 2005, substantially all of our interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

In August 2007, Anatel issued a new resolution nº 477 establishing new obligations regarding PCS, in particular in connection with users’ rights towards their mobile services providers.  The new resolution came into effect in February 2008. The main PCS new regulatory obligations include the following:

•	Creating at least one Customer’s Service for each of a such municipality division ;

•	Increasing prepaid cards term (from 90 to 180 days or more);

•	Reimbursing Prepaid Credits;

•	Supplying a number of protocol for each communication with a customer;

•	Sending such protocol number by SMS;

•	Cancelling service in every Customer’s Service;

•	Cancelling service in 24 hours;

•	Sending free Prepaid card detailed report of service use;

•	Changing rules for schedule charging of postpaid customers;

•	Ceasing to impose fines on customers based on breach of loyalty plans; and

•	Taking measures to prevent SMS spamming.

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

In July 2006, Anatel, through Rule 438, terminated the partial bill and keep system – by means of which one mobile operator paid another one when the proportion between their outbound and inbound traffic was in excess of the 45% to 55% range. As a result, mobile operators began to pay and receive integrally costs and revenues, respectively, for network use based on total traffic. The same rule established that the interconnection fee (VUM) will continue to be freely negotiated between operators and set forth a discount for off-peak calls – depending on the time of the day when the call is made – for mobile operators in originated and such long distance calls (VC-2 and VC-3). Further, under such new regulation, the interconnection fee (VU-M) remains being freely negotiated but in a future date to be set by Anatel will be heavier regulated in the case of operators with significant market power. See “Item 3.D. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industries”.

In 2006, two agreements relating to interconnection fees were entered into: (i) among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, pursuant to which our interconnection fee paid by other operators when their users access our network to communicate with our users was increased by 4.5%, for calls completed by a number registered within that customer’s home registration area (VC-1 calls) and (ii) among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers relating to the interconnection fees paid by the fixed telephony incumbents to the mobile service operators in the case of long distance calls, that is VC-2 and VC-3 calls, whereby such fees were increased by 7.99%.

On March 27, 2006, Anatel approved an increase of 7.99% in VC-2 and VC-3 (national long distance fixed to mobile calls) to the local incumbent fixed operators. Concurrently, Anatel approved provisory contracts entered into among the incumbents and the mobile operators providing for an increase of 4.5% to the VU-M (interconnection fee due to mobile operators).  An arbitration procedure before Anatel more recently confirmed such VU-M increase.

In 2007, an additional agreement relating to interconnection fees entered into among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers established an average VU-M increase of 2%. The same parties also executed an additional agreement, which was homologated by Anatel, contemplating a 68.5% increase in the VU-M fee over the VC-1 adjustment for 2008. Accordingly, if in 2008 the incumbent fixed operators receive an adjustment of 10% in the VC-1, the mobile will receive 6.85 % of readjustment over the VU-M value.

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

Rate Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel currently uses the IGP-DI (the Índice Geral de Preços-Disponibilidade Interna), an general price inflation index developed by Fundação Getulio Vargas, a private Brazilian foundation, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. Beginning in 2008, we expect Anatel to begin to evaluate prices in the telecommunications industry based on a model that takes into account the costs of a hypothetical company costs, along with other factors. In connection with the introduction of this model, beginning in 2008, Anatel may use a different inflation index, the Índice de Serviços de Telecomunicações, or IST, which takes into account the average fluctuation of  a number of prices of goods and services in a given period, as well as existing adjustment rates in our industry. We expect that the adjustment of our prices will follow the trend of the market, and that the adjustment will be below the annual inflation rate based on the IST. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Number Portability

In March 2007 Anatel issued new regulation regarding on number portability in Brazil for fixed telephony and mobile services providers (SMP). Portability is limited to migration between providers of the same telecommunications services. For SMP providers, portability can take place when customer changes services provider within the same Registration Area as well as when customer changes the service plan of the same service provider.

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

The new 3G environment

•	On December 18, 2007, Anatel auctioned 4 bands - J (10MHz+ 10 MHz); F (15MHz +15 MHz); G (10MHz + 10MHz) and I (10MHz+ 10 MHz) - at 2.100 MHz to operate 3G Wireless Services nationwide;

•
Anatel split Brazilian territory  into 11 sub regions.  The city and state of São Paulo have been grouped with the North and Northeast sub-regions, which have the lowest GDP per capita in Brazil and the smallest wireless coverage;

•
We have successfully participated in the 3G spectrum auction,winning band F in the city of São Paulo and North region, as well as bands G and I in the other areas, except area VII (Uberlândia and surrounding area in the State of Minas Gerais). We estimate that such exception will cause no material impact on us because we will also develop 3G in the 800 MHz band. UMTS technology  works in both 800 MHz and 2100 MHz frequencies. We intend to develop our networks using solely 2100 MHz frequency in some regions whereas for other regions using both the 2100 MHz and 800 MHz frequencies (areas that we originally covered using A and B bands), except for Uberlandia (area VII), where we will use solely the 850 MHz frequency. The licenses are expected to be issued by Anatel in the second quarter of 2008. Anatel had originally scheduled the signature of the contracts (right to use the new 3 G radiofrequencies in 2100 MHz)  for April 10, 2008, but TCU (“Tribunal de Contas da União”) requested a new review of the process. We cannot predict the outcome of such review and the term for its completion, therefore we cannot estimate when we will sign the respective agreements.

•	For those radiofrequencies we paid a price of R$1,324.7 million, which represented a premium of R$680.3 million, or 95%, over the minimum price;

•	In a near future, Anatel will make a new auction for the band H with 10MHz + 10 MHz at 2.100MHz.

C.	Organizational Structure

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries TIM Celular and TIM Nordeste. The following chart illustrates our current ownership structure:

*“CS” refers to our common shares.
**“PS” refers to our preferred shares, which are non-voting.
***The total is based on our total share capital being represented by ordinary shares and preferred shares.

D.	Property, Plant and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2007, we had 82 mobile switches and 11,843 radio base stations. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2007, we owned approximately 93,282 square meters and leased approximately 857,828 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 147,664 square meters and own approximately 59,052 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion in conjunction with our consolidated financial statements and accompanying notes and other financial information included elsewhere in this annual report, and in conjunction with the financial information included under “Item 3.A. Key Information—Selected Financial Data.”

Acquisition of TIM Celular  by TIM Participações

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

We were accounting for the acquisition under Brazilian GAAP as a purchase at book value, generating no goodwill, pursuant to which the results of TIM and TIM Celular was combined with effect from January 1, 2006. For more information regarding the acquisition of TIM Celular by TIM, see “Presentation of Information.”

Due to the TIM Celular Acquisition, our 2007 consolidated financial statements are not comparable with our historical financial statements. In addition, we are unable to distinguish clearly between internal growth in 2007 and growth due to the TIM Celular Acquisition. In order to address this situation and to facilitate an understanding of how our business evolved in 2007, we have provided supplemental 2006 and 2005 pro forma information throughout this annual report. The pro forma information reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004. For an explanation on how the pro forma amounts were calculated, including what adjustments were made, see note 3.d to our consolidated financial statements included in this annual report. The pro forma adjustments are limited to those adjustments directly relating to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the assumed dates.

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

Merger of Tele Nordeste Celular Participações  into Tele Celular Sul Participações

On August 30, 2004, TND merged with and into TSU (the “TSU/TND Merger”), which was subsequently renamed TIM Participações. Under applicable Brazilian accounting principles, the merger was accounted for as a purchase of TND at book value, generating no goodwill. We accounted for the merged companies’ combined operations as if the merger had occurred on January 1, 2004.

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

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See notes 4.g and 10 to our consolidated financial statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. The assets related to TDMA technology have been subject to accelerated depreciation and will be 100% depreciated by 2008. Free handsets for corporate customers (comodato) are depreciated over two years.

We review our long-lived assets, such as goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. However, asset impairment evaluations are, by nature, highly subjective. If our projections are not met, we may have to record impairment charges not previously recognized. In analyzing potential impairments, we use projections based on our view of growth rates for our business, anticipated future economic, regulatory and political conditions and changes in technology. Such projections are subject to change, including as a result of technological developments that may render long-lived assets obsolete sooner than anticipated. See note 4.h and 11 to our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due). The provision for doubtful accounts for 2007 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See notes 4.d and 5 to our consolidated financial statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

Days overdue	Percentage estimated to be uncollectible
Current*	3% - 5%
Receivables overdue 1 to 90 days*	5% - 10%
Receivables overdue 91 to 120 days	50%
Receivables overdue 121 to 150 days	75%
Receivables overdue 151 to 180 days	90%
Receivables overdue more than 180 days	100%
* Percentage varies based on area and customer composition.

Asset Retirement Obligations

Our subsidiaries are contractually obligated to dismantle their cellular towers from various sites they lease. We must record as asset retirement obligations the present value of the estimated costs to be incurred for dismantling and removing cellular towers and equipment from leased sites. The offset to this provision is recorded as property, plant and equipment, and the depreciation is calculated based on the useful lives of the corresponding assets.

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

Changes in Accounting Principles

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

This change was adopted considering the change in the commercial strategy of the subsidiaries that, starting from 2006, is focused on the acquisition of high-value customers. In 2006, we completed the integration of the operating subsidiaries, which are now enforcing the policy of charging the penalties contractually foreseen for those subscribers who cancel their subscription or migrate to the prepaid plans during the contract period. Additionally, in 2006 we put in place systems that allow for the identification of the subsidy costs related to postpaid subscribers. The net balance of prepaid expenses as of December 31, 2007 is R$176,060. For more information, see note 9 to our consolidated financial statements.

In previous years, due to inconsistent enforcement of contractual penalties, and to the lack of managerial information and segregation of accounting data permitting the determination of the related costs, the conditions permitting quantification and deferral of the cost did not exist.

Tax Benefits - Adene

TIM Nordeste, indirectly owned by TIM Participações, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) a 75% reduction in income tax and non-refundable surtaxes, for ten years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services. The effect of the ADENE is recorded  in the year it is granted.

In 2007, we have retroactively changed our accounting policy with respect to the ADENE income tax incentive from recording the benefit directly in capital reserve to recording it in the statement of operations as a reduction of the income tax expense for the year. Brazilian GAAP allows public companies to elect the treatment of ADENE as either a reconciling item in between parent company and consolidated income, or as an adjustment to consolidated income eliminating the difference. The Company considered it to be a preferable change as allowed by Brazilian GAAP.

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from US. GAAP. See note 39 to our consolidated financial statements for a summary of the differences between the Brazilian Corporations Law accounting method and US. GAAP, as well as a reconciliation of our shareholders’ equity as of December 31, 2007 and 2006, and net income for the years ended December 31, 2007, 2006 and 2005 to US. GAAP. Net income for 2007 is R$92.0 million under US. GAAP, compared with net income of R$76.1 million under Brazilian GAAP. Shareholders’ equity at December 31, 2007 was R$7,886.6 million under US. GAAP, compared to R$7,750.5 million under Brazilian GAAP.

The differences between Brazilian GAAP and US. GAAP that have the most significant effects on net income in 2007 are capitalized interest, handset discounts, financial instruments, and the rules regarding depreciation and amortization of the effect of indexation of property, plant and equipment, the allocation of fair value due to the TND/TSU merger and the acquisition of the minority interests in TIM Nordeste Telecomunicações and TIM Sul along with reversal of pre operating expenses capitalized and reversal of amortization of interest and exchange variation. The differences between Brazilian GAAP and US. GAAP that have the most significant effects on shareholders’ equity in 2007 are the differences in the rules regarding depreciation and amortization, handset discounts, allocation of fair value due to the merger with TND, goodwill amortization and the deferred tax effect on the differences between Brazilian GAAP and US. GAAP along with reversal of common share dividends.

The portion of the merger under common control was accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of TND and others. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

In March 16, 2006 we acquired TIM Celular and its wholly-owned subsidiaries. For Brazilian GAAP purposes, in the year of acquisition, the results of operations of the TIM Celular were included in our results of operations for the entire year, as required by the merger agreement.  For US GAAP purposes, as both the Company and TIM Celular are majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TIM Celular with and into the Company is considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such exchange of shares was accounted for at historical carrying values. The merger was reflected from 2000, the year TIM Brasil formed TIM Celular and, consequently, had control of both the Company and TIM Celular. Therefore, for all periods presented, the Company’s and TIM Celular’s financial statements have been combined.

Political, Economic, Regulatory and Competitive Factors

The following discussion also should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates. See “Item 4.B. Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations also have been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

•	general economic and business conditions, including the price we are able to charge for our services and prevailing foreign exchange rates;

•	our ability to generate income as a consolidated entity subsequent to the TIM Celular Acquisition;

•	competition, including expected characteristics of competing networks, products and services and from increasing consolidation in our industry;

•	increasing competition from Claro and Vivo which received PCS licenses with the same coverage as TIM and from Oi, which received authorization to provide PCS service in the State of São Paulo;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

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

Overview

The Brazilian economy had a 5.4% GDP growth in 2007 compared to a 3.8% GDP growth in 2006. The exchange rate was R$1.7713 to US$1.00 on December 31, 2007 compared to R$2.1380 to US$1.00 on December 29, 2006. Concerns about controlling inflation, intensified by political instability, led the Brazilian federal government to reduce the core interest rate throughout 2007, despite pressure from the business community. As a result, the SELIC interest rate (an official interest rate published by the Central Bank) closed the year at 11.25%. The Bovespa index was up by 43.6% for the year ended December 31, 2007.

In 2007, we added approximately 5.8 million net customers to our base, representing a 11.7% increase over our 5.3 million net customer growth in 2006. On December 31, 2007 we had approximately 31.3 million customers, representing an increase of 23.0% from the end of 2006. Our most significant growth continues to be in the prepaid customer base, which totaled approximately 24.5 million customers on December 31, 2007 and 20.0 million customers on December 31, 2006, representing a 22.4% increase. Our postpaid customer base was approximately 6.8 million subscribers on December 31, 2007, a 25.4% increase over 2006. The increase of our customer base was due primarily to the increase in the Brazilian mobile market as a whole and our increased market share.

In 2007, we adopted a strategy to attract and retain high value customers by means of segmentation, focusing on the quality of services rendered and the supply of new products and services. Our strong brand and our broad distribution network have also contributed to furthering our strategy. The primary driver of our results for the year ended December 31, 2007 was the increase in our customer base. Our gross service revenue for the year ended December 31, 2007 was R$15,376.6 million, representing a 30.1% increase from the 2006. This increase derived mainly from the 23.0% expansion of our customer base and a 39.9% increase in long distance charges revenue for the year ended December 31, 2007 compared to the year ended December 31, 2006. Our ARPU was R$34.35 in 2007, compared to R$33.08 in 2006, representing a 3.8% increase. This increase is the result of a 22.4% increase in our prepaid customer base which has lower usage level when compared to the postpaid customer, off set in part by the increase in value-added service revenue. Our gross handset revenue for 2007 was R$1,838.1 million, a 10.7% decrease over 2006. Gross revenue for 2007 totaled R$17.2 billion, 24.0% higher than 2006.

Our net income for 2007 was R$76.1 million, an increase of R$361.6 million, as compared to the loss of R$285.5 million in 2006, mainly due to the improved operational results.

We face strong competition throughout Brazil. Nevertheless, we have been able to increase our market share and revenue share, establishing ourselves as a leading wireless provider. We continue to place a high value on seeking customer recognition through our brand by utilizing marketing tools that makes us unique and emphasizing customer service to help ensure customer satisfaction.

A.	Operating Results

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2007, as well as the percentage change from year to year.

Statement of Operations:

Brazilian GAAP	Year ended December 31,				Percent change
	2007	2006 as adjusted	2005 as adjusted	2005 (1) Pro forma as adjusted	2007-2006	2006 – 2005 pro forma
	(in millions of reais)
Net operating revenue	12,441.6	10,138.2	2,918.2	8,368.1	22.7%	21.2%
Cost of services and goods	(6,731.8)	(5,530.0)	(1,383.1)	(4,650.8)	21.7%	18.9%
Gross profit	5,709.8	4,608.2	1,535.1	3,717.3	23.9%	24.0%

Operating expenses:
Selling expenses	(3,890.9)	(3,250.9)	(798.1)	(3,067.7)	19.7%	6.0%
General and administrative expenses	(1,032.8)	(954.9)	(185.9)	(795.2)	8.2%	20.1%
Other operating expense	(239.9)	(200.3)	(25.3)	(255.5)	19.8%	-21.6%
Total operating expenses	(5,163.6)	(4,406.1)	(1,009.3)	(4,118.4)	17.2%	7.0%
Operating income (loss) before interest	546.2	202.1	525.8	(401.1)	170.3%	-150.4%
Net financial income (expense)	(278.9)	(287.0)	63.3	(350.1)	-2.8%	-18.0%
Operating income (expense)	267.3	(84.9)	589.1	(751.2)	-414.8%	-88.7%
Net non-operating income (expense)	(24.4)	2.5	(2.2)	(5.5)	-1076.0%	-145.5%
Income before taxes and minority interests	242.9	(82.4)	586.9	(756.7)	-394.8%	-89.1%
Income and social contribution tax benefit (expense)	(166.8)	(203.1)	(140.5)	(176.1)	-17.9%	15.3%
Minority interests	-	-	(21.5)	(21.5)	-	-100.0%
Net income (loss)	76.1	(285.5)	424.9	(954.3)	-126.7%	-70.1%

(1)
The pro forma information 2005  reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005.  For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Results of Operations for the Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in note 21 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2007 and 2006:

Statement of Operations Data:
	Year ended December 31,		Percentage change
Brazilian GAAP	2007	2006 as adjusted	2007-2006
	(in millions of reais)

Monthly subscription charges	444.2	580.3	-23.5%
Usage charges	7,267.9	5,476.1	32.7%
Interconnection charges	4,466.6	3,439.3	29.9%
Long distance charges	1,889.7	1,351.1	39.9%
Value added services	1,217.1	886.2	37.3%
Other service revenues	91.1	87.3	4.4%
Gross operating revenues from services	15,376.6	11,820.3	30.1%
Value-added and other taxes relating to services	(3,206.4)	(2,476.0)	29.5%
Discounts on services	(749.2)	(388.7)	92.7%

Net operating revenues from services	11,421.0	8,955.6	27.5%

Sales of cellular handsets and accessories	1,838.1	2,057.3	-10.7%
Value-added and other taxes on handset sales	(547.6)	(598.1)	-8.4%
Discounts on handset sales	(269.9)	(276.6)	-2.4%
Net operating revenues from sales of cellular handsets and accessories	1,020.6	1,182.6	-13.7%

Total net operating revenues	12,441.6	10,138.2	22.7%

Our net operating revenues increased 22.7% to R$12,441.6 million in 2007 from R$10,138.2 million in 2006. This is primarily due to the expansion in the number of customers, which leverages the growth in the use of services as a whole, including value-added services (VAS). Out of the total of R$12.4 billion of net operating revenues in 2007, 91.8% are represented by net service revenues and 8.2% by net sales revenues of handsets, as compared to 88.3% and 11.7%, respectively, in 2006.

In 2007, our average number of customers, calculated as the simple mean of monthly averages, increased 23.1% to 27.7 million, compared to 22.5 million customers in 2006. This increase is a result of strong market campaign and brand quality.

Monthly subscription charges

Revenues from monthly subscription charges decreased to R$444.2 million in 2007 as compared to R$580.3 million in 2006, due to campaigns adopted by the company to encourage the migration of basic plans to usage service plans. The following table shows the total average number of customers during 2007 and 2006.

	Year ended December 31,
	2007	2006
Average number of customers using post-paid plans(1)	6,111,606	4,630,782
Average number of customers using pre-paid plans(1)	21,594,078	17,873,350
Total number of customers(1)	27,705,684	22,504,132

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

Usage charges

Revenue from usage charges was R$7,267.9 million in 2007, a 32.7% increase from R$5,476.1 million in 2006, due primarily to the marketing campaigns adopted by the company to stimulate usage, the high quality of the customers acquired in the year, who are characterized by increased service usage along with an increase of 23.1% of our average number of customers.

The total average monthly minutes of billed use per customer (“MOU”) for 2007 and 2006 was as shown in the following table:

	Year ended December 31,
	2007	2006
Average incoming MOU during the year	32	37
Average outgoing MOU during the year	64	52
Average total MOU during the year	96	89

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. Until July 14, 2006, no payments were made to us to the extent that offsetting charges between us and any other mobile service provider falls within a band of 45% to 55% of the aggregate charges for local calls between us and a provider for any given month, as required by the PCS regulations in July 2003. However, as such, Anatel completely eliminated the bill and keep concept, establishing a full interconnection regime, meaning that each mobile operator will be paid for the use of its network, based on total traffic. Our interconnection revenues were R$4,466.6 in 2007, a 29.9% increase from R$3,439.3 in 2006.

Long distance charges

Revenues from long distance charges increased to R$1,889.7 million in 2007 from R$1,351.1 million in 2006, due to an increase in our subscribers base and our efforts to facilitate the use of our long distance service through selection of service providers and service packages.

Value-added services

Value-added services revenues increased 37.3% to R$1,217.1million in 2007 from R$886.2 million in 2006, principally due to a significant increase in our customer base and partially due to GSM and its large variety of innovations with popular content (entertainment, infotainment and institutional/governmental information). These services include short messaging services (which represent the major portion of VAS revenues), ring tones, TV access, photo transmissions, multimedia message services (MMS), voice mail, call waiting, call forwarding, conference calling services and chat, among others.

Other service revenues

Revenues from other services increased 4.4% to R$91.1 million in 2007 from R$87.3 million in 2006. Revenues from other services mainly include revenues from site sharing and co-billing services, which occur when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier.

Sales of mobile handsets and accessories

Sales of mobile handsets decreased 10.7% to R$1,838.1 million in 2007 as compared to R$2,057.3 million in 2006. The Company continued to seek the reduction of the sales of prepaid handsets, while stimulating the sales of individual SIM cards and advanced data enabled handsets.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which is imposed at a rate between 7% and 17%. See “Item 4.B. Information on the Company—Business Overview—Sources of Revenue—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues operating relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales increased  22.1% from 2006 to 2007, primarily as a result of an increase in operating revenue from services.

Discounts

Discounts on services and handset sales increased 53.2% to R$1,019.0 million in 2007 as compared to R$665.3 million in 2006. This increase was due primarily to strong competitive pressure to offer discounts during 2007.

Costs of services and goods

Costs of services and goods increased by 21.7% to R$6,731.8 in 2007 from R$5,530.0 in 2006, due primarily to increases in expenses related to expanding the coverage and capacity of our GSM network and other costs relating to servicing a significant increase in our customer base. Additionally, costs of services and goods increased due to a 70.8% increase in interconnection expenses as a result of the termination of the partial bill and keep system in July 14, 2006, a 0.6% increase in depreciation and amortization expenses and a 1.9% increase in cost of handsets and accessories sold. These costs increases were partially offset by a 3.4% decrease in circuit leasing and related expenses, a 19.5% decrease in materials and services, a 52.3% decrease in the Fistel tax and a 6.8% decrease in personnel expenses. Cost of goods and services represented 54.5% of net revenues in 2006 and 54.1% of net revenues in 2007. This decrease is principally due to the benefits of scale primarily attributable to the increase of our customer base. The following table shows the composition of costs of services and sales of mobile handsets, as well as the percentage change from 2006 to 2007:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2007	2006 as adjusted	2007 - 2006
	(in millions of reais)
Depreciation and amortization	1,332.9	1,324.8	0.6%
Interconnection expenses	3,040.9	1,780.4	70.8%
Circuit leasing and related expenses	585.8	606.3	-3.4%
Materials and services	229.0	284.4	-19.5%
Personnel	99.5	106.8	-6.8%
FISTEL tax and other	9.3	19.5	-52.3%
Total cost of services	5,297.4	4,122.2	28.5%

Cost of handsets and accessories sold	1,434.4	1,407.8	1.9%
Total costs of services and goods	6,731.8	5,530.0	21.7%

Depreciation and amortization

Depreciation and amortization expenses increased 0.6% to R$1,332.9 million in 2007 from R$1,324.8 million in 2006, due to the network and IT infrastructure expansion and improvement.

Interconnection expenses

Interconnection expenses consist of amounts paid to fixed-line and other mobile service providers for completion on their networks of calls originating on our network. Interconnection costs increased 70.8% to R$3,040.9 million in 2007 from R$1,780.4 million in 2006, due to the elimination of the bill and keep system, meaning that the Company now pays the interconnection charge on every local call to other mobile operators, and to the growth in traffic volume (increase of 33.3% in 2007), basically due to the expansion of the client base.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to Brasil Telecom, Telemar, Embratel and Telefonica for use of circuits interconnecting our radio base stations and switching centers and connecting our network to the networks of Brasil Telecom, Telemar, Embratel and Telefonica. Circuit leasing and related expenses decreased 3.4% in 2007 to R$585.8 million from R$606.3 million in 2006.

Materials and services

Materials and services costs were R$229.0 million in 2007, a 19.5% decrease over R$284.4 million in 2006. The decrease was primarily the optimization of our expenses.

Personnel

Personnel costs decreased 6.8% to R$99.5 million in 2007 from R$106.8 million in 2006. The decrease was due principally to the reduction of the network maintenance workforce.

FISTEL tax and other

FISTEL tax and other costs decreased 52.3% to R$9.3million in 2007 from R$19.5 million in 2006, due in part to a less number of installed base stations in 2007 as compared to 2006.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2007 was R$1,434.4 million, representing a 1.9% increase from R$1,407.8 million in 2006. This increase was mainly due the annual growth in handset sales volume (6.0 million in 2007 versus 5.5 million in 2006).

Gross profit margins

The following table shows our gross profits, as well as the percentage change, from 2007 to 2006:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2007	2006 as adjusted	2007 - 2006
	(in millions of reais)

Net operating revenues from services	11,421.0	8,955.6	27.5%
Cost of services	(5,297.4)	(4,122.2)	28.5%
Gross profit from services	6,123.6	4,833.4	26.7%
Net operating revenues from sales of cellular handsets and accessories	1,020.6	1,182.6	-13.7%
Cost of goods	(1,434.4)	(1,407.8)	1.9%
Gross loss from sales of cellular handsets and accessories	(413.8)	(225.2)	83.7%

Gross profit	5,709.8	4,608.2	23.9%

Our gross profit margin (gross profit as a percentage of net revenues) from services decreased from 54.0% in 2006 to 53.6% in 2007. This decrease resulted from an increase in cost of services, mainly affected by an increase of 70.8% in interconnection expenses.

Our negative gross margin for sales of mobile handsets and accessories increased from 19.0% in 2006 to 40.5% in 2007. We engage in sales of handsets, often with special promotions at particular times of the year, in order to increase the number of customers and generate demand for our services.

Our overall gross profit margin increased, from 45.5% in 2006 to 45.9% in 2007. This resulted primarily from a increase in gross profit margin on services offset by the decrease of our gross margin for handset sales.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for 2007 and 2006:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2007	2006 as adjusted	2007 - 2006
	(in millions of reais)
Operating expenses:
Selling expenses	3,890.9	3,250.9	19.7%
General and administrative expenses	1,032.8	954.9	8.2%
Other operating expenses, net	239.9	200.3	19.8%
Total operating expenses	5,163.6	4,406.1	17.2%

Our total operating expenses increased 17.2% to R$5,163.6 million in 2007 from R$4,406.1 million in 2006. This increase resulted from increases in selling expenses and general and administrative expenses.

Selling expenses

Selling expenses increased 19.7% to R$3,890.9 million in 2007 from R$3,250.9 million in 2006, mainly reflecting an increase in gross additions, which affected mostly variable expenses related to commissions. Therefore, selling expenses decreased as a percentage of net revenues from services, being 34.1% in 2007 and 36.3% in 2006.

General and administrative expenses

General and administrative expenses increased 8.2% to R$1,032.8 million in 2007 from R$954.9 million in 2006. This increase was primarily due to depreciation and amortization.

Other operating expense, net

Other net operating expenses increased 19.8% to R$239.9 million in 2007 from R$200.3 million in 2006. This increased was primarily due to the recovery of a provision for a PIS/COFINS taxes in 2006.

Net financial expense

We had net financial expense of R$278.9 million in 2007, which represented a 2.8% decrease from R$287.0 million in 2006. This decrease reflects the lower gross debt and the decline in interest rates, evidenced by a reduction in the cost of our debt.

Net non-operating income (expense)

Net non-operating income and expenses consist mainly of gains and losses on the sale of fixed assets, and write-offs of fixed assets. We had net non-operating expense of R$24.4 million in 2007 compared to net non-operating income of R$2.5 million in 2006. The net non-operating expense in 2007 was due to the write-off of fixed assets.

Income and social contribution taxes

We recorded income and social contribution tax expense of R$166.8 million in 2007, compared to an expense of R$203.1million in 2006.

Net Income (loss)

Our net income in 2007 was R$76.1 million, representing an increase of R$361.6 million or 126.6% from a loss of R$285.5 million in 2006, primarily reflecting the increase in our operating income.

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

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2006 and 2005 pro forma:

Statement of Operations Data:	Year ended December 31,			Percentage change
Brazilian GAAP	2006 as adjusted	2005 as adjusted	2005 (1) pro forma as adjusted	2006 – 2005 pro forma
	(in millions of reais)

Monthly subscription charges	580.3	258.6	531.8	9.1%
Usage charges	5,476.1	1,664.5	4,406.1	24.3%
Interconnection charges	3,439.3	940.3	2,484.8	38.4%
Long distance charges	1,351.1	32.8	852.0	58.6%
Value added services	886.2	219.0	584.3	51.7%
Other service revenues	87.3	54.6	103.6	-15.7%
Gross operating revenues from services	11,820.3	3,169.8	8,962.6	31.9%
Value-added and other taxes relating to services	(2,476.0)	(668.2)	(1,951.4)	26.9%
Discounts on services	(388.7)	(70.9)	(216.1)	79.9%
Net operating revenues from services	8,955.6	2,430.7	6,795.1	31.8%

Sales of cellular handsets and accessories	2,057.3	733.5	2,270.1	-9.4%
Value-added and other taxes on handset sales	(598.1)	(166.3)	(557.9)	7.2%
Discounts on handset sales	(276.6)	(79.7)	(139.2)	98.7%
Net operating revenues from sales of cellular handsets and accessories	1,182.6	487.5	1,573.0	-24.8%
Total net operating revenues	10,138.2	2,918.2	8,368.1	21.2%

(1)
The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005.  For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our net operating revenues increased 21.2% to R$10,138.2 million in 2006 from R$8,368.1 million in 2005 pro forma. This is primarily due to the expansion in the number of customers, which leverages the growth in the use of services as a whole, including value-added services (VAS). The elimination of the bill and keep system also had a positive impact. Out of the total of R$10.1 billion of net operating revenues in 2006, 88.3% are represented by net service revenues and 11.7% by net sales revenues of handsets, as compared to 83.3% and 16.7%, respectively, in 2005 pro forma.

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

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. Until July 14, 2006, no payments were made to us to the extent that offsetting charges between us and any other mobile service provider falls within a band of 45% to 55% of the aggregate charges for local calls between us and a provider for any given month, as required by the PCS regulations in July 2003. However, as such, Anatel completely eliminated the bill and keep concept, establishing a full interconnection regime, meaning that each mobile operator will be paid for the use of its network, based on total traffic. Our interconnection revenues were R$3,439.3 in 2006, a 38.4% increase from R$2,484.8 in 2005 pro forma.

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

Other service revenues

Revenues from other services was R$87.3 million in 2006, a 15.7% decrease from R$103.6 million in 2005 pro forma. This decrease was mainly caused by a decline in site sharing revenues of R$11.8 million, or 16.9% to R$58.1 million in 2006 from R$69.9 million in 2005 pro forma. Revenues from other services mainly include revenues from site sharing and co-billing services, which occur when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier.

Sales of mobile handsets and accessories

Sales of mobile handsets was R$2,057.3 million in 2006 as compared to R$2,270.1 million in 2005 pro forma, a 9.4% decrease due primarily to the reduction of prepaid handset sales volume, as well as the stimulation of SIM Card selling offers with “TIM Chip Only” promotion in 2006.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which is imposed at a rate of 17%. See “Item 4.B. Information on the Company—Business Overview—Sources of Revenue—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues (operating and financial) relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales increased 22.5% from 2005 pro forma to 2006, primarily as a result of an increase in operating revenue from services.

Discounts

Discounts on services and handset sales increased 87.3% to R$665.3 million in 2006 as compared to R$355.3 million in 2005 pro forma. This increase was due primarily to strong competitive pressure to offer discounts during 2006.

Costs of services and goods

Costs of services and goods increased by 18.9% to R$5,530.0 in 2006 from R$4,650.8 in 2005 pro forma, due primarily to increases in expenses related to expanding the coverage and capacity of our GSM network and other costs relating to servicing a significant increase in our customer base. Additionally, costs of services and goods increased due to a 118.3% increase in interconnection expenses as a result of the termination of the partial bill and keep system in July 14, 2006, a 2.3% increase in circuit leasing and related expenses, a 9.5% increase in materials and services a 7.7% increase in the Fistel tax and a 18.2% increase in depreciation and amortization expenses. These costs increases were partially offset by a 13.7% decrease in personnel expenses and a 18.1% decrease in cost of handsets and accessories sold. Cost of goods and services represented 55.6% of net revenues in 2005 pro forma and 54.5% of net revenues in 2006. This decrease is principally due to the benefits of scale primarily attributable to the increase of our customer base. The following table shows the composition of costs of services and sales of mobile handsets, as well as the percentage change from 2005 pro forma to 2006:

Statement of Operations Data:	Year ended December 31,			Percentage change
Brazilian GAAP	2006 as adjusted	2005 as adjusted	2005 (1) pro forma as adjusted	2006 - 2005 pro forma
	(in millions of reais)

Depreciation and amortization	1,324.8	383.4	1,121.2	18.2%
Interconnection expenses	1,780.4	174.8	815.6	118.3%
Circuit leasing and related expenses	606.3	185.5	592.6	2.3%
Materials and services	284.4	72.6	259.8	9.5%
Personnel	106.8	26.9	123.7	-13.7%
FISTEL tax and other	19.5	3.4	18.1	7.7%

Total cost of services	4,122.2	846.6	2,931.0	40.6%

Cost of handsets and accessories sold	1,407.8	536.5	1,719.8	-18.1%
Total costs of services and goods	5,530.0	1,383.1	4,650.8	18.9%

(1)
The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005.  For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Depreciation and amortization

Depreciation and amortization expenses increased 18.2% to R$1,324.8 million in 2006 from R$1,121.2 million in 2005 pro forma, due to the network and IT infrastructure expansion and improvement.

Interconnection expenses

Interconnection expenses consist of amounts paid to fixed-line and other mobile service providers for completion on their networks of calls originating on our network. Interconnection costs increased 118.3% to R$1,780.4 million in 2006 from R$815.6 million in 2005 pro forma, due to the elimination of the bill and keep system, meaning that the Company now pays the interconnection charge on every local call to other mobile operators, and to the growth in traffic volume (increase of 31.2% in 2006), basically due to the expansion of the client base.

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

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2006 was R$1,407.8 million, representing a 18.1% decrease from R$1,719.8 million in 2005 pro forma. This reduction was mainly due to: (i) the change in the consumer segment strategy, represented by the significant reduction of prepaid handset subsidies and the “SIM card” sales driven by the “TIM Chip Only” promotion; (ii) the annual reduction in handset sales volume (5.5 million in 2006 versus 7.3 million in 2005 pro forma), partially compensated by a change on handsets mix, reflecting the strong sales expansion of more sophisticated handsets (medium and high value); and (iii) the deferral of postpaid handsets subsidies, applied to the previous 12 months (R$160 million positive impact in 2006).

Gross profit margins

The following table shows our gross profits, as well as the percentage change, from 2006 to 2005 pro forma:

Statement of Operations Data:	Year ended December 31,			Percentage change
Brazilian GAAP	2006 as adjusted	2005 as adjusted	2005 (1) pro forma as adjusted	2006 - 2005 pro forma
	(in millions of reais)

Net operating revenues from services	8,955.6	2,430.7	6,795.1	31.8%
Cost of services	(4,122.2)	(846.6)	(2,931.0)	40.6%

Gross profit from services	4,833.4	1,584.1	3,864.1	25.1%
Net operating revenues from sales of cellular handsets and accessories	1,182.6	487.5	1,573.0	-24.8%
Cost of goods	(1,407.8)	(536.5)	(1,719.8)	-18.1%
Gross loss from sales of cellular handsets and accessories	(225.2)	(49.0)	(146.8)	53.4%

Gross profit	4,608.2	1,535.1	3,717.3	24.0%

(1)
The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005.  For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our gross profit margin (gross profit as a percentage of net revenues) from services decreased from 56.9% in 2005 pro forma to 54.0% in 2006. This decrease resulted from an increase in cost of services, mainly affected by an increase of 118.3% in interconnection expenses.

Our negative gross margin for sales of mobile handsets and accessories increased from 9.3% in 2005 pro forma to 19.0% in 2006. We engage in sales of handsets, often with special promotions at particular times of the year, in order to increase the number of customers and generate demand for our services.

Our overall gross profit margin increased, from 44.4% in 2005 pro forma to 45.5% in 2006. This resulted primarily from a decrease in gross profit margin on services offset by the increase of our gross margin for handset sales.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for 2006 and 2005 pro forma:

Statement of Operations Data:	Year ended December 31,			Percentage change
Brazilian GAAP	2006 as adjusted	2005 as adjusted	2005 (1) pro forma as adjusted	2006 - 2005 pro forma
	(in millions of reais)
Operating expenses:
Selling expenses	3,250.9	798.1	3,067.7	6.0%
General and administrative expenses	954.9	185.9	795.2	20.1%
Other operating expenses, net	200.3	25.3	255.5	-21.6%
Total operating expenses	4,406.1	1,009.3	4,118.4	7.0%

(1)
The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005.  For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our total operating expenses increased 7.0% to R$4,406.1 million in 2006 from R$4,118.4 million in 2005 pro forma. This increase resulted from increases in selling expenses and general and administrative expenses.

Selling expenses

Selling expenses increased 6.0% to R$3,250.9 million in 2006 from R$3,067.7 million in 2005 pro forma, well below the increase in our service revenues, since it decreased as a percentage of net revenues, being 36.3% in 2006 and 45.1% in 2005 pro forma primarily due to a higher efficiency of sales channels and the increase in chip sales in the prepaid segment, thereby reducing commissions, partially offset by more acquisitions in the postpaid segment.

General and administrative expenses

General and administrative expenses increased 20.1% to R$954.9 million in 2006 from R$795.2 million in 2005 pro forma. This increase was primarily due to the upturn in IT service costs, combined with expenses from the corporate restructuring, and the cost related to implementation of the internal control procedures to meet the requirements of Sarbanes Oxley Regulation.

Other operating expense, net

Other net operating expenses decreased 21.6% to R$200.3 million in 2006 from R$255.5 million in 2005 pro forma. This decrease was primarily due to the recovery of a provision for a PIS/COFINS offset in part by an aggregate increase in various categories of other operating income.

Net financial expense

We had net financial expense of R$287.0 million in 2006, which represented a 18.0% decrease from R$350.1 million in 2005 pro forma. This expense was primarily due to accrued expenses on loans and financing.

Net non-operating income (expense)

Net non-operating income and expenses consist mainly of gains and losses on the disposition of fixed assets, and write-offs of fixed assets. We had net non-operating income of R$2.5 million in 2006 compared to net non-operating expense of R$5.5 million in 2005 pro forma. The net non-operating income in 2006 was due to the sale of fixed assets.

Income and social contribution taxes

We recorded income and social contribution tax expense of R$203.1 million in 2006, compared to an expense of R$176.1 million in 2005 pro forma. The 2006 balance includes the write-off of the deferred tax assets of R$75 million (nil in 2005).

Loss

Our loss in 2006 was R$285.5 million, representing an decrease of 70.1% from R$954.3 million in 2005 pro forma, primarily reflecting the increase in our operating income.

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

We expect to fund our capital expenditures and distributions to our shareholders in 2007 with cash from operating and investing activities. Our management expects cash from operations to be sufficient to meet our liquidity requirements in 2008 and for the years of 2009 and 2010. In the event that cash from such sources were to fall short of our expectations, we would seek to compensate for such shortfall through a combination of financing and reduction of both capital expenditures and distributions to shareholders. Distributions to our shareholders, however, cannot fall below minimum thresholds required by Brazilian Corporations Law. See “Item 8.A. Financial Information—Consolidated Statements and Others Financial Information—Dividend Policy.”

Sources of Funds

Cash from operations

Our cash flows from operating activities were R$2,528.1 million in 2007, compared to R$1,759.8 million in 2006. At December 31, 2007, we had working capital of R$231.4 million, compared to working capital of R$324.2 million in 2006.

Financial Contracts

We and our subsidiaries are parties to the following material financial contracts:

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2007, including accrued interest, was R$15.0 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 11.5% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $30 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2007, including accrued interest, was R$75.9 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 11.5% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $128.0 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of December 31, 2007, including accrued interest, was R$74.9 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 11.5% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $149.8 million promissory note by TIM Nordeste, with Tim Brasil as the guarantor of such promissory note.

•
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and Tim Brasil as guarantor, in the principal amount of R$1,064.9 million outstanding as of December 31, 2007. The agreement, which matures on August 15, 2013 bears interest at a fixed rate of 4.2% plus the TJLP, which was 6.25% per annum on December 31, 2007. On December 31, 2007, the outstanding amount under this credit agreement, including accrued interest, was R$1,068.9 million.

•
Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, TIM Celular, as borrower, and Unibanco, as guarantor, in the principal amount of R$48.3 million outstanding as of December 31, 2007. The agreement, which matures on October 17, 2011, bears interest at a fixed rate of 3% plus the TJLP, which was 6.25% per annum on December 31, 2007. On December 31, 2007, the outstanding amount under this credit agreement, including accrued interest, was R$48.4 million. In connection with this agreement, Unibanco issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•
Credit Agreement, dated as of August 26, 2005, among HSBC, ABN Amro, Bradesco, Banco do Brasil, Itaú, Santander, BNP Paribas, Unibanco, Banco Votorantim, Societé Generale, as lenders, TIM Celular, as borrower, and Tim Brasil, as guarantor, in the principal amount of R$600.0 million outstanding as of December 31, 2007. The agreement, which matures on August 10, 2009, bears interest at a variable rate of 0.9% above the CDI interest rate. On December 31, 2007, the outstanding amount under this credit agreement, including accrued interest, was R$623.7 million.

•
Several facility agreements (“Compror”), contracted and disbursed between June, July  and December 2007, among TIM Celular, as borrower, and Banco Santander, and ABN AMRO, as lenders, in the total principal amount of R$241.1 million. The total outstanding amount as of December 31, 2007 was R$235.9 million, including accrued interest. The agreements, which the last mature will be on June 2008, are denominated in foreign currencies (USD an JPY) bearing interests of 6.42% p.a. (USD) and 0.93% p.a. (JPY). Otherwise, for each disbursement was contracted a swap (CCIRS), bringing the final average cost to 104.5% of the CDI. No guarantees were offered for these loans.

See note 13 to our consolidated financial statements for a further description of such financing agreements. See note 32 to our consolidated financial statements and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” for a discussion regarding our exposure to foreign currency fluctuations and our hedging activities. On December 31, 2007, we had R$2,143 million outstanding in loans and financings, including accrued interest, compared to R$2,198 million on December 31, 2006.

Uses of Funds

Principal uses of funds during the three-year period ended December 31, 2007, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets, including accounts payable, for the years ended December 2007, 2006 and 2005 pro forma totaled R$1,044.2 million, R$937.5 million and R$1,089.2 million, respectively. Dividend payments to our shareholders and subsidiary minority interest during the years ended December 31, 2007, 2006 and 2005 pro forma totaled R$440.3 million, R$114.9 million and R$92.8 million, respectively. Funds used for loan payments for the years ended December 31, 2007, 2006 and 2005 pro forma totaled, respectively, R$1,466.8, R$1,070.7 million and R$275.7 million. See note 40 to our consolidated financial statements.

Investments in Fixed Assets

Our capital expenditures in 2007, 2006, and 2005, capital expenditures related primarily to:

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2007, 2006, and 2005:

	Year ended December 31,
Capital Expenditures Categories	2007		2006		2005 pro forma
	(in millions of reais)
Network	R$	1,106.9	R$	819.0	R$	1,579.7
Information technology		506.2		412.2		526.4
Handsets provided to corporate customers (comodato)		234.6		314.2		309.3
Other		85.2		42.4		140.1
Total capital expenditures	R$	1,932.9	R$	1,587.8	R$	2,555.5

(1)
The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005.  For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

Our management has approved our budget for capital expenditures from 2008 to 2010 in the total amount of R$7.2 billion for expenditures relating to our subsidiaries. Most of the capital expenditures budgeted for 2008 relate to the expansion of the capacity and quality of our GSM network, development of information technology systems, acquisition of 3G license and implementation of its network. See “Item 4.A. Information on the Company—History and Development of the Company—Capital Expenditures.”

Dividends

Our Dividends are calculated in accordance with our bylaws and the Brazilian Corporations Law. Pursuant to our bylaws, we must distribute an amount equivalent to 25% of adjusted net income as minimum dividend each year ended December 31, provided that there are funds available for distribution.

For the purposes of the Brazilian Corporation Law and in accordance with our bylaws, “adjusted net income” is the amount equal to the net profit adjusted to reflect allocations to or from: (i) the legal reserve, and (ii) a contingency reserve for probable losses, if applicable.

Preferred shares are nonvoting but take priority on (i) capital reimbursement, at no premium; and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock by the total number of shares issued by the us.

Following the latest amendment to Brazilian Corporations Law (Law No. 10,303/01), our bylaws have been amended by including the First Paragraph of Section 10, to give holders of preferred shares, the right to receive dividends corresponding to 3% (three percent) of shareholders equity every year, based on the balance sheet most recently approved, whenever the amount then resulting exceeds the dividend amount as calculated pursuant  to the criteria, described in the preceding paragraph.

Our management proposed that the outstanding balance of the adjusted net profits, in the amount of R$72.3 million be fully distributed as dividends to our preferred shareholders. Our management also proposed the realization of the outstanding balance of the Reserve for the Expansion of the Business’ account, in the amount of R$139.7 million to the preferred shareholders.

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2007, 2006 and 2005:

Dividend Distribution (1)	Year ended December 31,
	2007		2006		2005
	(in millions of reais)
Dividends	R$	440.3	R$	58.5	R$	53.9
Interest on shareholders’ equity		-	R$	56.4	R$	38.9
Total distributions	R$	440.3	R$	114.9	R$	92.8
(1) Amounts already paid to our shareholders

On April 11, 2008 our shareholders approved the distribution of R$212.0 million as dividends to our shareholders with respect to our 2007 results. On April 12, 2007 our shareholders approved the distribution of R$450.7 million as dividends to our shareholders with respect to our 2006 results. On March 7, 2006 our shareholders approved the distribution of R$132.5 million (R$122.0 million net of taxes) as dividends and interest on shareholders’ equity to our shareholders with respect to our 2005 results.

C.	Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

D.	Trend Information

Customer Base and Market Share

The customer base presented a strong growth, reflecting the excellent position and image of TIM in the markets where it operates. At year-end, TIM had 31.3 million customers, a 23.0% growth year-over-year, equivalent to a 25.8% market share, as compared to 25.4% at the end of 2006. In 2007, TIM reassured the leadership in incremental market share, closing the year with 23.3% of total net additions in the Brazilian market. Postpaid subscriber base increased 25.4% over 2007, outperforming by 20.9% the national average, decreasing the share of these customers in the total base from 48.0% in 2006 to 33.8% in 2007 – the second highest proportion of postpaid customers in the domestic market. It is important to note that, at year-end, 96.9%, or  30.3 million, of TIM’s total customer base was already using the GSM technology.

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

Change of Mix Between Postpaid and Prepaid Customers

Clients using postpaid services constituted 21.7% of our customer base on December 31, 2007 compared to 21.3% on December 31, 2006. Until the end of 2007, the proportion of our customers representing postpaid customers increased steadily due in part to the increased purchasing power of the less affluent residents of Brazil that resulted from macroeconomic trends in Brazil and in part to the intensive marketing efforts directed at these customers in 2006 and, to a lesser extent, in 2007, which we believe was necessary to establish the subscriber base scale needed to support our expansion to a nationwide mobile network. We will continue to focus our marketing efforts on the higher revenue postpaid customers to partially offset the effect on our ARPU and profit margins of increases in prepaid customers.

Average Revenue Per User (ARPU) Per Month

We face the challenge of maintaining a relatively stable ARPU after experiencing an increase of 3.8% from R$33.08 in 2006, to R$34.35 in 2007. This growth reflected the marketing campaigns we adopted to stimulate usage, as well as the seasonality characterized by increased service usage.

We are seeking to maintain a relatively stable ARPU by focusing on higher revenue customers through our targeted customer segmentation marketing approach and offering high quality services. If we are able to continue to maintain a relatively high ARPU, it would allow us to maintain strong revenue even if growth in the Brazilian mobile market slows.

Our revenues from the use of value-added services represented only 7.9% and 7.5% of our gross service revenues for the year ended December 31, 2007 and 2006, respectively. However, revenue from value-added service increased approximately 37.3% for the year ended December 31, 2007 compared to the year ended December 31, 2006. We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues. As the provision of value-added services has a relatively low marginal cost, we anticipate that value-added services will contribute to the growth of our operating margins.

Competitive Environment

The Brazilian mobile telecommunications industry continues to be highly competitive. We have responded and continue to respond to the competitive environment in the Brazilian telecommunications market in a number of ways, primarily by seeking to establish nationwide network coverage and focusing on customer attraction and retention. We believe our recent expansion of our GSM network, which now covers nearly all metropolitan areas of at least 10,000 inhabitants in Brazil, has furthered these goals. As part of this effort, we have focused on providing a wider range of service packages tailored to different customer segments and expect to make increased investments in retaining our customer base through initiatives such as our customer service approach and strengthening our brand through our marketing efforts. We also seek to make available competitive services, both in terms of premium features such as value-added services and EDGE technology and in terms of our service packages.

In 2007, the Brazilian telecommunications market exhibited a more rational approach to acquiring new customers with a reduced emphasis on subsidies and zero-interest financing for prepaid handsets and an increased emphasis on customer retention. Our gross acquisition cost per new customer added was R$118 for the year ended December 31, 2007, compared to R$145 for the year ended December 31, 2006, reflecting (1) the decrease on advertising expenses; and (2) dilution of expenses amongst a larger client base.

In addition to competition from other traditional mobile telecommunications service providers, the level of competition from fixed-line service providers has increased, and we expect will continue to increase, as fixed-line service providers attempt to attract subscribers away from mobile service based on price and package offers that bundle multiple applications such as voice services (mobile and fixed-line), broadband and other services. Technological changes in the telecommunications field, such as the development of third generation, or 3G, and VOIP, are expected to introduce additional sources of competition. It is also expected that Anatel will auction licenses to provide mobile telecommunications services over additional bandwidth frequencies to accommodate these emerging technologies.

The scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See “Item 3.D. Key Information—Risk Factors” and “Item 4.B. Business Overview—Competition.”

Network Investment

We maintain our investments in expanding our GSM network, increasing the number of radio base stations by 5.0%, 5.0% and 9.3% in 2007, 2006 and 2005 pro forma, respectively. With our geographic coverage of the Brazilian urban population at approximately 88.6% as of December 31, 2007 and approximately 96.9% of our customers using GSM technology as of the same date, we expect to invest significantly less in our network over the next several years. We will, however, continue to invest in selectively expanding our coverage of the Brazilian population, focusing on the quality of coverage we provide in major metropolitan areas by increasing our coverage in buildings, tunnels and major roads and on increasing capacity across our network to ensure it remains capable of absorbing high call volume in high usage areas. GSM is viewed as good pathway to more advanced technologies, and we expect relatively limited further investment will be required to make our current network capable of supporting emerging technologies such as 3G, 3.5G and High Speed Downlink Packet Access, or HSDPA.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2007:

	Payments due by Period (in millions of reais)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	2,116.6	774.8	768.2	443.8	129.8
Operating leases(1)	1,074.2	198.5	420.9	454.8	-
Total(2)	3,190.8	973.3	1,189.1	898.6	129.8

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

In 2008, we expect to have approximately R$3.8 billion in capital expenditures relating to our subsidiaries. Most of the planned 2008 capital expenditures relate to the expansion of the capacity and quality of our 3G technology and development of information technology systems. See “Item 4.A. Information on the Company—History and Development of the Company—Capital Expenditures.”

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

G.	Safe harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors is comprised of three to seven members, serving for of a two year term each with the possibility of re-election.

Our directors’ duties and responsibilities are set forth by Brazilian law, our Estatutos Sociais (“by-laws”) and our Política de Divulgação de Informações (Disclosure Policy), as determined by CVM Instruction 358. All decisions taken by our Board of Directors are registered in the books of the Board of Directors’ meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings when discretionarily called by the chair, by two directors or by the Chief Executive Officer. The chair of the Board of Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee or a compensation committee.

Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy and the Code of Ethics, issued by the Company.

The following are the members of the Board of Directors and their respective titles:

Name	Title	Date Appointed
Giorgio della Seta Ferrari Corbelli Greco	Chairman	April 12, 2007
Mario Cesar Pereira de Araujo	Director	April 12, 2007
Francesco Saverio Locati	Director	April 12, 2007
Stefano Ciurli	Director	April 12, 2007
Mailson Ferreira da Nóbrega	Director	April 12, 2007
Josino de Almeida Fonseca	Director	April 12, 2007
Isaac Selim Sutton	Director	April 12, 2007

Mr. della Seta, Mr. Araujo, Mr. Locati, Mr. Ciurli, Mr. Nóbrega, Mr. Fonseca and Mr. Sutton were elected to their respective offices at the Annual Shareholders’ Meeting held in 2007. Mr. Nóbrega, Mr. Fonseca and Mr. Sutton are the members of the Board of Directors qualified as independent directors according to Brazilian independence standards.  They are scheduled to be re-elected or replaced at the Annual Shareholders’ Meeting to be held in 2009. Set forth below are brief biographical descriptions of the members of the Board of Directors.

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

Mario Cesar Pereira de Araujo. Mr. Araujo has been our Chief Executive Officer since May 4, 2006. He has also served as a member and chairman of several boards, including TIM Brasil and TIM Celular, among others. He has also been the Chief Executive Officer and Technology Officer of Tele Nordeste Celular since April 2003. From 1998 to 1999, he served as Chief Executive Officer of Tele Centro Oeste Celular. He holds a degree in Electrical Engineering from Universidade Federal do Rio de Janeiro – UFRJ.

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

Stefano Ciurli. Mr. Ciurli has been a member of our Board of Directors since April 2007. He has also served as Mobile Controller of TIM Group. Mr. Ciurli has been responsible for International Support in 2006 concerning Brazil, Argentina, Bolivia and Turkey. He has been TIM Group’s CFO from 2003 to 2006. Mr. Ciurli has a degree in Economics and Commerce at LUISS University.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our Board of Director since April, 2007. He is an economist and, held the position of Brazil´s Minister of Finance from 1988 to 1990 after building an extensive career at Banco do Brasil and in the public sector, in which the following positions stand out: Technical Consultant and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce and Secretary General of the Ministry of Finance. He performed as the Chief Executive Officer of the European Brazilian Bank - EUROBRAZ, in London. Mr. Nóbrega is also member of the Board of Directors of the following companies: Abyara Planejamento Imobiliário, CSU Cardsystem S.A., Grendene S.A., Portobello S.A., Rodobens Negócios Imobiliários S.A. and Veracel Celulose S.A. Mr. Nóbrega was also a member of our Fiscal Committee in 2004 and in 2005.

Josino de Almeida Fonseca. Mr. Fonseca has been a member of our Board of Directors since April 2007. He performed as member of the Board of Directors of other Brazilian companies such as Oxiteno S.A. and TESS S.A. He held the position of General Officer of Sogeral Finance Group and Investibanco Financial Group, as well as Chief  Financial Officer of Cia. Internacional de Seguros and Banco Crefisul de Investimento.   Mr. Fonseca was also a member of our Fiscal Committee (from May, 2005 through April, 2007) and the Fiscal Committee of Tele Nordeste Celular Participações and Tele Celular Sul Participações (from April, 2004 through May, 2005). In addition to that, he discharged duties in the Brazilian Ministry of Planning and the National Department of Highways. Mr. Fonseca holds a degree on Civil Engineering from Universidade Federal do Rio de Janeiro and has an MBA in Finance from IBMEC.

Isaac Selim Sutton. Mr. Sutton is an officer for Grupo Safra since 1994, with presence in the Group Holding. Mr. Sutton served in various privatizations and investing process, as well as the development of Joint Ventures in a large variety of sectors: telecommunication, banks, petrochemical and rail among others. Mr. Sutton was for several years member of Aracruz Celulose’s Board of Directors. Mr. Sutton is currently the alternate of the chairman Board of Directors and is responsible for coordinating the Audit Committee since its creation in 1997. Mr. Sutton has been a member of our Board of Directors. He has been a member of the Board of Directors of other Brazilian companies such as Veracel Celulose S/A, Bardella S.A. Indústrias Mecânicas, BR Properties S.A. and is a member of Fiscal Committee of Seguradora Líder DPVAT S/A. Mr. Sutton was a member of Board of Directors in companies such as Telenorte Celular, Gevisa and Celma. He was a member of Fiscal Committee in TIM Sul, Têxtil Renaux and TIM Nordeste. He was also director of group UNIGEL and Cosmoquímica and marketing manager of Dow Química. He holds a degree in Economics from Universidade de São Paulo (USP).

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

As approved by our Board of Directors’ meeting held on May 5, 2008, our Board of Executive Officers is comprised of at least two and no more than six members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (i) Chief Executive Officer, (ii) General Officer, (iii) Chief Financial and Investor Relations Officer, (iv) Supply Officer, (v) Human Resources Officer, (vi) Legal Officer. Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Executive Officers and their respective titles:
Name	Title	Date Appointed
Mario Cesar Pereira de Araujo	Chief Executive Officer	May 5, 2008
Francesco Saverio Locati	General Officer	May 5, 2008
Gianandrea Castelli Rivolta	Chief Financial Officer and Investors Relations Officer	May 5, 2008
Cláudio Roberto de Argollo Bastos	Supply Officer	May 5, 2008
Orlando Lopes Júnior	Human Resources Officer	May 5, 2008
Lara Cristina Ribeiro Piau Marques	Legal Officer	May 5, 2008

Set forth below are brief biographical descriptions of our executive officers.

Mario Cesar Pereira de Araujo. Please find above the brief biographical description of Mr. Araujo.

Francesco Saverio Locati. Please find above the brief biographical description of Mr. Locati.

Gianandrea Castelli Rivolta. Mr. Rivolta has been the Chief Financial Officer of TIM Participações S.A. since December 6th, 2007. From 2003 to 2007, he was responsible for the planning and control of the operations of Telecom Italia Mobile S.p.A. in Italy. He holds a degree in Politics Science from Università Statale de Milano and a Master degree in Business Administration from SDA Bocconi, in Italy.

Cláudio Roberto de Argollo Bastos. Mr. Bastos has been the Supply Officer of TIM Participações S.A. since May 4, 2006. He has also served as the Supply Officer for TIM Brasil S.A. since 2001 and for TIM Peru from June 2004 to February 2005. He gained experience working for Intelig Telecomunicações Ltda, Ethyl/Texaco, A.Araujo S.A. Engenharia and Internacional de Enga S.A. from 1985 to 2001. He holds a degree in Chemical Engineering from Universidade Federal Fluminense and attended the Executive MBA in COPPEAD at the Universidade Federal do Rio de Janeiro. Mr. Bastos attended a post-graduate program in Telecommunications Management at the Fundação Getúlio Vargas.

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

Fiscal Committee

The Fiscal Committee consists of five members, two of which are elected by the majority common shareholders and one by the minority preferred shareholders.

The following are the current members of our Fiscal Committee:

Name	Date appointed	Term
Miguel Roberto Gherrize	April 11, 2008	1 year
José Sampaio de Lacerda Junior	April 11, 2008	1 year
Oswaldo Orsolin	April 11, 2008	1 year
Alberto Emmanuel Whitaker	April 11, 2008	1 year
Alfredo Ferreira Marques Filho	April 11, 2008	1 year

Under Brazilian Corporations Law, the Fiscal Committee’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding, our financial statements. All members serve independently from the company in their capacities on the Fiscal Committee.

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

Principal Differences Between Brazilian and US. Corporate Governance Practices

The significant differences between our corporate governance practices and NYSE’s corporate governance standards are as follows:

Independence of Directors and Independence Tests

Neither our Board of Directors nor our management test the independence of the directors before such elections are made. However, both Brazilian Corporations Law and the CVM establish rules in relation to certain qualification requirements and restrictions, investiture, compensation, duties and responsibilities of the companies’ executives and directors. Although we believe these rules provide adequate assurances that our directors are independent, we believe such rules would permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

According to Brazilian Corporations Law, up to one-third of the members of the Board of Directors can be elected into executive positions. The remaining non management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. Currently, we have two members of our Board of Directors also taking executive positions: Mr. Mario Cesar Pereira de Araujo and Mr. Francesco Saverio Locati.

Committees

We are not required under applicable Brazilian Corporations Law to have, and accordingly we do not have, a Nominating Committee, a Corporate Governance Committee or a Compensation Committee. Pursuant to our by-laws our directors are elected by our shareholders at a general shareholders’ meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Audit Committee Additional Requirements

Brazilian Corporations Law requires that we have a statutory Board of Auditors (referred to as our Fiscal Committee or Conselho Fiscal). Our Fiscal Committee meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). Our Fiscal Committee is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, management acts and certain proposals to be submitted to shareholders’ meetings, such as proposals made by management regarding investment plans, capital expenditures budget, dividends distribution and corporate restructuring involving the company. However, the Fiscal Committee, as required by Brazilian Corporations Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the Fiscal Committee are not binding on the company under Brazilian Corporations Law. Our Board of Directors, under Brazilian Corporations Law, is the only entity with the legal capacity to appoint and terminate any independent registered public accounting firm.

Since Brazilian Corporations Law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted at a shareholders’ meeting held on May 6, 2004 a committee charter to clarify that the Fiscal Committee has certain powers and duties, which comprise, among others, the powers herein mentioned.

We do not believe that our use of the Fiscal Committee in accordance with Brazilian Corporations Law, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the Fiscal Committee to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or fulfill its fiduciary and other obligations under Brazilian law. It is presently contemplated that the Fiscal Committee will continue to be independent. However, because the Fiscal Committee’s members will continue to be elected and its budget will continue to be set at the general shareholders’ meeting, we can make no assurance that the Fiscal Committee or its future members will continue to be independent from our controlling shareholder in the future.

B.	Compensation

For the year ended December 31, 2007, we approved the aggregate amount of approximately R$9.0 million as compensation to our directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this Annual Report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2006. See “—Stock Option Plan,” for a description of our plan to compensate our employees based on the results of operations. Our executive officers and other managers of the company are eligible to receive an incentive (MBO or “Management by Objectives”) bonus. The general criteria for the MBO bonus are approved by our Board of Directors and provides that eligible executive officers and other managers may receive a multiple of their base salary if they achieve certain pre-established targets.

On the year ended December 31, 2007, each director received R$117,000 and each member of our Fiscal Committee received R$112,500.

We are not required under Brazilian law to disclose, and have not disclosed, the compensation of our officers on an individual basis.

Stock Option Plan

At our extraordinary shareholders’ meeting held on May 2, 2001, our shareholders approved a stock option plan that was effective as of that date. The purposes of the stock option plan are:

•	to retain the services and advice of our key directors and employees, upon whose judgment, initiative and efforts we depend;

•	to make available to our key directors and employees certain compensatory arrangements based on our market value increase; and

•	to align generally the interests of our key directors and employees and the interests of our shareholder.

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

In 2003, 29 of our employees exercised their options under our stock option plan, resulting in the acquisition of 26,798 preferred shares through December 31, 2003. See note 20.e to the consolidated financial statements for further information about the stock option plan. No employees exercised their options under our stock options plan in 2004.

On April 26, 2005, our Board of Directors approved a capital increase within the limits of our authorized capital, in the amount of R$2.0 upon the issuance of 595,198 tranches of 1,000 preferred shares, resulting from the exercise of the share purchase options by 24 officers, managers and employees pursuant to our Share Purchase Option Plan.

Our stock option plan expired in April 2005 and has not been renewed by our shareholders.

C.	Board practices

See “Item 6.A. Directors, Senior Management and Employees – Directors and Senior Management” and “Item 6.B. Directors, Senior Management and Employees – Compensation.”

D.	Our Employees

On December 31, 2007, we had 10,039 full-time employees. The following tables shows a breakdown of our employees as of December 31, 2007, 2006 and 2005 pro forma.

	As of December 31,
	2007	2006	2005 (1) pro forma

Total number of employees	10,039	9,541	9,055
Number of employees by category of activity
Network	910	956	935
Sales and marketing	3,380	3,297	3,185
Information technology	437	473	366
Customer care	4,313	3,726	3,480
Support and other	999	1,089	1,089

(1)
The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2004.  For an explanation of how pro forma amounts were calculated, including the adjustments made, see “Presentation of Information—Presentation of Financial Information.”

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force expire in 2008. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

Employee Benefit Plans

Our employees at the time of the Breakup of Telebrás had the right to maintain their rights and benefits in the Telebrás Pension Plan, managed by Fundação Telebrás de Seguridade Social – Sistel (“Sistel”), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We make monthly contributions to the Telebrás Pension Plan in amounts equal to 13.5% of the salary of each employee covered by the defined benefit plans administered by Sistel. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of the Telebrás Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebrás Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebrás Pension Plan operated independently from us, and their assets and liabilities were fully segregated from ours; however, we were contingently liable for all of the unfunded obligations of the plan. Employees hired after the Privatization did not become members of the Telebrás Pension Plan, and we did not contribute to any defined benefit pension fund on behalf of such employees. See note 33 to our consolidated financial statements.

In January 2000, we and the other companies that formerly belonged to the Telebrás System agreed to divide the existing Telebrás Pension Plan into 15 separate plans, resulting in the creation of private plans for the current employees of each of the former members of the Telebrás System. These new private pension plans have retained the same terms and conditions of the Telebrás Pension Plan. The division served to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees. Joint liability among the Telebrás Pension Plan sponsors will continue with respect to retired employees who will necessarily remain members of the Telebrás Pension Plan. See note 33 to the consolidated financial statements.

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

On January 31, 2006, the Board of Directors of the Company approved a proposal of migration of pension plans sponsored by the Company, TIM Sul, Tim Participações and TIM Nordeste Telecomunicações at SISTEL to a multi-employer plan administered by HSBC Pension Fund. Such migration was approved by Secretary of Complementary Pension during the first quarter of 2007. Pursuant to this authorization, the HSBC began to administrate TIM´s Pension Plan in April 2007.

Defined Contribution Plan

On August 7, 2006, TIM Participações' Board of Directors approved the adoption of a supplementary defined contribution plan managed by Itaú Vida e Previdência S.A. for the Company and its subsidiaries. All employees not yet entitled to pension plans sponsored by the Company and its subsidiaries are eligible to this supplementary defined contribution plan.

E.	Share Ownership

The directors and members of our administrative, supervisory and management bodies do not hold, in the aggregate, more than 1% of either the common shares or preferred shares outstanding. As of December 31, 2007, our directors and executive officers, owned, in the aggregate, 110 common shares and 23 preferred shares.

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

Of our two classes of capital stock outstanding, only our common shares have full voting rights. The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the common shares or more as of December 31, 2007. The common shares held by TIM Brasil have the same voting rights as the other common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A	645,850,478	81.24%
All our officers and directors as a group *	110	0.0000001%
Total	794,991,669	100.0%

* Represents less than 1%.

TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia. See “Item 4.C. Information on the Company—Organizational Structure.”

As of December 31, 2007, there were 345,808,131 preferred shares represented by ADSs. As of such date, the number of preferred shares represented by ADSs represented 22.5% of the total number of preferred shares outstanding and 14.8% of our total capital.

B.	Related Party Transactions

As of December 31, 2007, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had inter-company receivables and payables in amounts of R$9.3 million and R$103.3 million, respectively on December 31, 2007. See note 31 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$30 million. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A., TIM Nordeste and TND, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million . See “Item 10.C. Additional Information—Material Contracts.”

We are also a guarantor of a promissory note issued by TIM Nordeste in the amount of R$128 million. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A., TIM Nordeste and TIM, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of April 27, 2005, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$85 million. See “Item 10.C. Additional Information—Material Contracts.”

Agreement between Telecom Italia SpA. and TIM Participações

This agreement, originally signed in May 3, 2007, was extended for 12 months beginning on January 3, 2008 pursuant to the approval by TIM Participações’ shareholders’ in a meeting held on March 03, 2008. The purpose of the agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused in adding value to the operations of TIM Participações through:

-	Benefiting from Telecom Italia’s experience and industrial capacity as one of the major playes in the European market;

-
The systems/services/processes/best practices that were largely used in the Italian market and may be easily customized for the Brazilian market through limited investments and mitigated implementation risks;

-	An increase in efficacy and efficiency by adopting in-house solutions that have been widely tested and used.

Under the agreement’s extended term, TIM Participações will pay €8.7 million to Telecom Italia. Under the original agreement we were required to pay the amount of €14.5 million and for the year ending December 31, 2007 we made a provision of  €13.6 million (approximately R$35 million) in connection with such agreement. As customary in transactions of this nature, we hired a specialized and independent firm (Accenture do Brasil) to perform an economic appraisal of the agreement. The report prepared by Accenture do Brasil and presented to the our Board of Directors concluded that the amounts provided for in the agreement are more favorable to us than market prices.

C.	Interests of experts and counsel.

Not applicable.

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

Anatel Administrative Proceedings

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, TIM Celular and TIM Nordeste implemented mobile personal telecommunications cover for the assigned area.  Under such Terms of Authorization, TIM Celular and TIM Nordeste are required to operate in accordance with the quality standards established by Anatel.  If they fail to meet the minimum quality standards required, TIM Celular and TIM Nordeste are subject to PADO (Obligation Non-Compliance Determination Procedures) and applicable penalties. Anatel has brought administrative proceedings against TIM Celular and TIM Nordeste for (i) noncompliance with certain quality service indicators; and (ii) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations. In their defense before Anatel, TIM Celular and TIM Nordeste attributed the lack of compliance to items beyond their control and not related to their activities and actions. We cannot predict the outcome of these proceedings at this time, but have accrued the amount of R$9.9 million in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

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

The action specifically challenged the omission of provisions regulating the return of the assets (“bens reversíveis”) used by us in connection with the provision of telecommunication services by the time of the expiration of the authorizations. By reason of such omission, argues the claimant, the Brazilian Federal Government would suffer irreparable damage and, therefore, Anatel acts allowing the migration from SMC to PCS should be declared null and void.

We have challenged this action vigorously, and after some preliminary decisions by lower courts we have obtained a unanimous decision from the Regional Federal Court of Appeals (“Tribunal Regional Federal”) permitting the migration from SMC to PCS, reserving discussion about the return of the assets to the Brazilian Federal Government for a later date. The judge extinguished the action. The decision was subject to compulsory appeal at a superior court. On October 19, 2007, the court of appeals ordered the return of the case to the lower courts to allow other interested parties to take part in the litigation.

We believe that the migration from the SMC regime to the PCS regime, and the related acts by Anatel, will not be suspended or modified. We expect proceedings relating to the return (“reversão”) to the federal government of our assets used in connection with the provision of telecommunication services to continue. In 2003, Anatel and the federal government informed the Court that Authorizations PVCP/SVP nos. 001/2002 to 011/2002 are valid and should not be voided by the Court.

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

Under the terms of the Breakup of the Telebrás system, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the Breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions were assigned to the Holding Company or one of the other New Holding Companies. In June 2007, the judge extinguished the action. This decision was compulsorily appealable at a superior instance and our management believes that the chances of claims of nature materializing and having a material adverse financial effect on us are remote.

Litigation Related to the Application of PIS and COFINS

In 2001, 2002 and 2004, the Federal Government, through the “Ministério Público Federal”, filed lawsuits to prevent TIM Sul and TIM Nordeste Telecomunicações from passing along to their respective customers costs regarding PIS and COFINS. See “Item 4.B. Information on the Company—Business Overview—Taxes on Telecommunications Goods and Services.” The Federal Government also claimed that these entities should compensate their customers for these charges by paying each of them an amount equal to double the amount that was individually paid.

In March 2004, a decision favorable to Telpe Celular, now TIM Nordeste, was rendered by the second level Court, denying the claims of the Federal Government. The Federal Government appealed from this decision. Nonetheless, we are unable to predict the final outcome of these lawsuits. We are also unable to predict whether an unfavorable decision would have a material adverse effect on our business, results of operations, financial conditions or prospects.

Additionally, in 2005 we filed a lawsuit to recover the PIS and COFINS amounts paid in accordance with paragraph 1 of article 3 of Law No. 9718/98, which was deemed unconstitutional by the Federal Supreme Court.

Litigation Related to the Authorization to Operate in the State of São Paulo

Vivo and Claro brought an action seeking an injunction to annul the grant to TIM Celular by Anatel of its authorization to operate in the State of São Paulo, alleging that the granting of such authorization was improper by seeking to establish that Telecom Italia and Brasil Telecom were related parties at the time the authorization was granted, which would contravene applicable regulations. A preliminary injunction was denied by the lower court and this decision was upheld upon appellate review. This holding is subject to further review by the Brazilian Supreme Court. A judicial decision granted the motion in part, not receiving plaintiff’s indemnification claim. An appeal was filed, and now we are waiting for second instance court’s decision. We believe that the likelihood of an adverse ruling in this matter is remote.

Litigation Related to the values charged for VU-M

In August 2007, GVT filed a lawsuit against TIM Celular, and other telecommunications companies, before the 4th Federal  Court. The plaintiff claims that a contractual clause establishing the VU-M amount used by the defendants in their interconnection arrangements is illegal and abusive and as such plaintiff requires that (1) the clause be anulled and (2) all amounts allegedly charged in excess since July 2004 be refunded. A preliminary order was granted determining the payment  by GVT to TIM and other defendants of VU-M on the basis of R$0.2899 per minute and that GVT shall deposit on court the difference between such amount and the value charged by the defendants. As both in-house and outside counsels find that the risk of loss for the subsidiary is possible, no provision has been recorded.

Tax Litigation

Litigation Related to the Payment of Income Tax and CSLL

In September 2003, TIM Nordeste was assessed by the Ceará Federal Revenue Service (SRF) authorities for R$12.7 referring to: (i) disallowance of R$8.4 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$3.2 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$0.3 and R$0.8, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company unsuccessfully filed an opposition and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion the losses thereon are probable, the Management set up two provisions: one in the amount of R$11.2 for IRPJ and CSLL, under the heading “Provision for Income Tax and Social Contribution”, and one in the amount of R$1.1, for PIS and COFINS, under the heading “Other Operating Expenses”.

In May 2005, the Brazilian tax authority in the state of Minas Gerais issued five tax assessment notices to TIM Nordeste. Two of these notices relate to corporate income tax (IRPJ) assessments, two refer to social contribution on net income tax (CSLL) assessments, and one refers to an income tax, withheld at the source, on principal (IRRF) assessment, for 2002. In the case of the IRPJ and CSLL notices, the asserted infractions are (i) alleged improper adjustments to net income in determining profits relating to inappropriate adjustments due to monetary variations in swap arrangements; (ii) alleged exclusion of exchange rate variations of foreign debt that were improperly eliminated by us and deducted as an expense from our cash flow statement; and (iii) the imposition of a penalty based on the argument that the tax should have been collected based on our estimated income. The notice relating to the IRRF assessment alleges that the tax paid was less than the tax due because we calculated income based on the net value received and excluded amounts for tax collected, fines for late payments and interest.

We are challenging these tax assessments with the appropriate Brazilian tax authorities and a final determination is pending. The total value of the five tax assessment notices is R$126.9 million. We believe that the probable amount that we will be required to pay is R$32.8 million and we have made provisions in this amount.

Litigation Related to the Deduction of Goodwill Paid in the Sistema Telebrás Auction

TIM Nordeste received on October 30, 2006 tax assessment notices at the amount of R$331.2 million which was then reduced to the amount of R$258.1 million related to the set-off of the premium paid (goodwill) in the Sistema Telebrás auction (acquisition of mobile companies) against the company’s income, for tax purposes. Such tax assessment notices belong to the same administrative proceeding and are based on the following facts: (a) non tax-deduction of the expense resulted from the goodwill pay-off; (b) non registration of the goodwill exclusion in the book taxable income (LALUR); (c) improper set-off of the debt disallowance and negative tax calculation basis related to the previous fiscal years; (d) overdeduction of the activity profit tax break; (e) previous tax-deduction of the disallowance of the withholding Social Contribution on Net Income (CSLL); (f) improper deduction of the annual monetary adjustment of the prepaid Corporate Income Tax (IRPJ) and CSLL; (g) fine over the lack of payment of IRPJ and CSLL which are due based on a monthly estimative.

After timely challenging these assessment notices the subsidiary now awaits the taxing authorities’ decision on the matter.

 In March 2007, the Brazilian Tax Authorities informed TIM that the amounts of IRPJ, CSLL and a separate fine totaling R$73 million (principal and separate fine) had been excluded from the assessment notice, fact that caused the reduction of the original assessment. As a consequence, this assessment was partially reduced, the discussion on the remainder being transferred to 160 compensation processes, currently totaling R$85.6 million. Based on its internal and external lawyers´ opinion, we have not set up a provision for the above mentioned tax assessments.

Claims Related to the Payment of PIS and COFINS Taxes by TIM Nordeste

In 2004, TIM Nordeste was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$30.9 million. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006, a decision not subject to further appeal was issued on the action filed by the company against Law 9718 of November 27, 1998. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, the Management of TIM Nordeste requested extinction of the tax assessment against TIM Nordeste, concerning PIS and COFINS on exchange variation, and reversed in 2006, the provision set up in 2004.

In April 2007, the amount of PIS on exchange variation claimed was reduced by R$5.3 million, after the matter was declared unconstitutional and recognized as such in the administrative level. The remainder – R$25.6 million – is now under discussion. TIM Nordeste awaits the recognition, at administrative level, of the impossibility of collecting the remaining related to the COFINS infraction.

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

It should be noted that certain second level Courts have addressed this issue and ruled that the ICMS is not applicable to services that are supplementary to basic telecommunications services, relieving us from the payment of the ICMS tax on activation fees in certain Brazilian States.  In other States we are required to make judicial deposits in connection with the activation fee tax until a final decision is granted on the matter. There have been recent decisions favorable to the operators addressing the fact that certain revenues, including cellular activation fees and subscription charges are not subject to ICMS tax to date. We have been granted favorable final decisions relating to the states of Paraná, Santa Catarina, Sergipe, Alagoas and Rio Grande do Sul. Additionally, the Company has filed lawsuits in the Brazilian States of Pernambuco, Rio Grande do Norte, Piauí, Ceará, and Bahia, and has been granted favorable second level decisions in most of them.  We have not made any accruals in connection therewith.

State of Santa Catarina ICMS Tax Charges

The state of Santa Catarina issued 20 infraction notices against TIM Sul regarding the payment of ICMS tax arising from various services rendered, including international telecommunication services rendered by Telesc Celular, TIM SUL, from April 1998 to January 2000 and activation and other fees charged by TIM Sul from April 1998 to August 2003. We paid one of the infraction notice in full in 2005. A final determination was reached for 10 of the infraction notices, requiring us to pay the infraction notices in part. A determination for the remaining 9 infraction notices has not yet been reached. The total amount outstanding for the remaining 19 infraction notices is R$95.4 million. We intend to vigorously litigate the remaining infraction notices. We have created a provision in the amount of R$2.6 million with respect to such charges. We attend material results in 2007 related to tax litigation notices. The tax assessment notices originally amounted to R$95.4 million were reduced to R$46 million.

State of Rio de Janeiro ICMS Tax Charges

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$38.3 million, for allegedly having taken undue ICMS credit from acquisition of fixed assets without application to monthly installments of a coefficient calculated ratably to the goods dispatched subjected to tax and the total goods dispatched.  This assessment is being impugned by the Company at administrative level.   Based on its internal and external lawyers´ opinion, the Company has not set up a provision for losses thereon;

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro´s taxing authorities for R$17.2 million for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being impugned by TIM Celular at administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for losses thereon.

State of São Paulo ICMS Tax Charges

In November 2007 the state of São Paulo issued tax assessment notices against TIM Celular regarding payment of ICMS tax related to: (i) conditional discounts granted to the customers, which have to be considered on the ICMS tax calculation basis; and (ii) fine for infringement of tax obligation. The total amount outstanding for the remaining infraction notices is R$151 million. We are challenging this tax assessment before the appropriate Brazilian tax authorities and a final decision is pending. We believe the risk that we will be required to pay this tax assessment is possible. Accordingly, we have not made a provision for this amount.

Municipality of Rio de Janeiro ISS tax Charges

TIM Celular received a tax assessment notice from the Municipality of Rio de Janeiro related to the supposed lack of collection of ISS in the value of R$66.6 million. The main reason of this tax assessment notice relates to site-sharing agreements. The municipality wants to charge the ISS over this agreements in view of the Complementary Law nr. 116/03, exhibit item 3.04. However, we have strong arguments to fight against  this law because the ISS is a tax on services and the site-sharing agreements don't involve service. Moreover, there is a lawsuit challenging the constitutionality of item 3.04 of the Complementary Law nr 116/03 (ADIN – Ação Direta de Inconstitucionalidade). We are challenging this tax assessment with the appropriate Brazilian tax authorities and a final decision is pending. We believe the risk that we will be required to pay this tax assessment is possible. Accordingly, we have not made a provision for this amount.

Litigation Related to the Payment of FUST

The FUST tax is levied at a rate of 1% on gross revenues, net of ICMS, PIS and COFINS, and its initial cost may not be passed on to clients. In light of a ruling issued by Anatel in 2005, the TIM Group, together with the other telecommunications providers in Brazil, have filed a lawsuit and obtained a preliminary injunction (now confirmed by a first level decision, still subject to appeal) authorizing us not to collect the FUST tax related to interconnection revenues. We have not collected the FUST assessed on interconnection fees. In October and November, 2006 TIM Group received 180 tax assessment notices referring to the supposed existence of tax debit, as refined in Anatel´s “Report of Inspection”. Such tax assessment notices are based on the supposed inaccuracy of information given by TIM related to the collection of FUST over prescriptions of interconnection during the year of 2001, resulting in a total amount of R$31.3 million.  In September and November 2007, TIM Group has received new tax assessment notices based on the supposed inaccuracy of information given by TIM related to the collection of FUST over interconnection revenues during the year of 2002, resulting in a total amount of R$18.6 million. We estimate the likelihood of an adverse ruling in this matter is possible. For this reason, we have not made any accrual in connection therewith. See note 18 to our consolidated financial statements.

Litigation Related to the Payment of FUNTTEL

In December, 2006, November and December, 2007, TIM Group has received  tax assessment notices referring to the supposed existence of tax debit, as refined in Anatel´s “Report of Inspection”. Such tax assessment notices are based on the supposed inaccuracy of the information given by TIM related to the collection of FUNTTEL over interconnection revenue during the year of 2001 and 2002, resulting in a total amount of R$10.7 million. TIM Group filed a writ of mandamuns and obtained a preliminary injunction authorizing us not to collect the FUNTTEL tax related to interconnection revenues. We estimate the likelihood of an adverse ruling in this matter is possible. For this reason, we have not made any accrual in connection therewith.

Other Litigation

We are a party to certain legal proceedings arising in the normal course of business. Most of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect charges imposed by us as well as defects on mobile handsets we sell. Most labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2007, we were a party to approximately 34,400 consumer protection claims and 2,350 labor law claims. There are also 105 public civil actions and class actions (respectively “ação civil pública” and “ação popular”). We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

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

If the dividend to be paid to the holders of preferred shares is not paid for a period of three years, holders of preferred shares will be entitled to full voting rights until the year when that dividend is paid in full for any year.

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

Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by the Brazilian Development Bank - BNDES from time to time. Dividends are not subject to withholding income tax when paid, nor to corporate income tax or individual income tax with respect to the person receiving the dividend. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the recipient of such distributions is subject to corporate or individual income tax with respect to such payments. See “Item 10.E. Additional Information––Taxation––Brazilian Tax Considerations––Distributions of Interest on Capital.”

For the purposes of Brazilian Corporations Law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve. On December 31, 2007, the balance of our legal reserve was R$102.5 million, which was equal to 1.3% of our total capital.

Brazilian Corporations Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian Corporations Law, realized net profits is defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian Corporations Law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. The Company’s by-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend nor to the preferred shares priority dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% (eighty percent) of the capital. The loss for the 2007 year was fully absorbed by the reserve for expansion and part of this reserve was used to pay dividends. On December 31, 2007, in accordance with our by-laws, we used our reserve for expansion to distribute dividends.

We may also allocate a portion of our net profits for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian Corporations Law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian Corporations Law.

Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the dividend paid to the preferred shareholders. The remainder is distributed equally among holders of preferred shares and common shares.

Under Brazilian Corporations Law, a company is permitted to suspend the mandatory dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if:

•
its management (Board of Directors and Board of Executive Officers) and Fiscal Committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to the Brazilian securities commission within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

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

For the purposes of Brazilian Corporations Law, the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits shall be distributed as dividends.

Payment of Dividends

We are required by law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31. Under Brazilian Corporations Law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

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

The preferred shares trade principally on the Bolsa de Valores de São Paulo (the “Bovespa”) under the symbol “TCSL4”. On December 31, 2007, we had 1,538,972,494 preferred shares and 794,991,669 common shares outstanding. The preferred shares traded in the United States on the NYSE are represented by ADSs, each ADS representing 10 preferred shares. The ADSs are issued by JPMorgan Chase Bank, N.A. (the “Depositary” or “JPMorgan”), pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners from time to time of ADRs. See “Item 10.C. Additional Information—Material Contracts.” The ADSs trade on the NYSE under the symbol “TSU.”

The table below shows, for the indicated periods, the high and low closing prices of our ADSs on the New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange		São Paulo Stock Exchange
	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per thousand preferred shares)
Year ended
December 31, 2002	16.81	5.90	3.85	2.28
December 31, 2003	14.73	5.80	4.32	2.05
December 31, 2004	16.71	11.10	4.78	3.39
December 31, 2005	25.76	12.11	5.90	3.19
December 31, 2006	40.60	23.54	8.66	5.25
December 31, 2007	46.40	29.54	8.10	5.80

Year ended December 31, 2006
First quarter	40.29	25.28	8.66	6.20
Second quarter	40.60	23.54	8.40	5.25
Third quarter	30.70	24.20	6.61	5.26
Fourth quarter	35.60	28.12	7.59	5.96

Year ended December 31, 2007
First quarter	35.27	30.25	7.37	6.45
Second quarter	38.24	32.58	7.77	6.51
Third quarter	40.56	29.54	7.62	6.00
Fourth quarter	46.40	32.71	8.10	5.80

Quarter ended March 31, 2008
March 31, 2008	43.81	31.48	7.33	5.46

Month ended
November 30, 2007	44.81	36.90	7.68	6.71
December 31, 2007	39.38	32.71	7.02	5.90
January 31, 2008	38.50	31.48	6.73	5.47
February 28, 2008	43.81	35.77	7.33	6.38
March 31, 2008	43.55	31.64	7.25	5.46
April 30, 2008	34.54	30.65	5.95	5.16

B.	Plan of Distribution

Not applicable.

C.	Markets

Trading on the Brazilian Stock Exchanges

The Bovespa is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded.

Trading on the Bovespa is conducted every business day, from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m. during daylight saving time in Brazil, on an electronic trading system called “Megabolsa.” Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight saving time in Brazil. The “after-market” trading is the scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and make trades through the home broker system.  This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

When shareholders trade shares or units on Bovespa, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares or units to the exchange on the second business day following the trade date. Delivery of and payment for shares or units are made through the facilities of an independent clearing house, the Companhia Brasileira de Liquidação e Custodia, or CBLC.

In order to maintain control over the fluctuation of Bovespa index, Bovespa has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever Bovespa index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, Bovespa is less liquid than the New York Stock Exchange and other major exchanges in the world. Bovespa had a market capitalization of R$1.54 trillion as of December 31, 2006 and an average daily trading volume of approximately R$2.4 billion in 2006. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation. With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution CMN 2,689. Resolution CMN 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse duly authorized by the Central Bank and the CVM. In addition, Resolution CMN 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution CMN 2,689 to other non-Brazilian holders through a private transaction. See “Item 10.E. Additional Information—Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution CMN 2,689.

Differentiated Levels of Corporate Governance and the New Market

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, Bovespa has implemented certain new initiatives, including:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed in Bovespa; and

•	a new separate listing segment for qualifying issuers referred to as the Novo Mercado, or New Market.

The Differentiated Levels of Corporate Governance, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by Bovespa. The companies may be classified into two different levels, depending on their degree of adherence to the Bovespa’s practices of disclosure and corporate governance.

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

Bovespa Market Administration Panel

Pursuant to Law Nr. 9,307/96, a Market Arbitration Panel (the “Panel”) has been established by the Bovespa. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to Bovespa listed companies that have undertaken to voluntarily comply with Level 2 and New Market levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution involving, among others, the Bovespa, the applicable listed company and the shareholders, directors and management of the applicable listed company.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporation law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM.

Under Brazilian corporation law, a corporation is either publicly held (companhia aberta), as we are, or closely held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting requirements. We have the option to ask that trading in securities on Bovespa be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of Bovespa or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or Bovespa.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our preferred shares on behalf of the Depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges preferred shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our preferred shares or upon distributions relating to our preferred shares, unless the holder obtains a new registration. See “Item 10.B. Additional Information—Memorandum and Articles of Associations.”

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

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following summarizes certain material provisions of TIM’s by-laws and the Brazilian Corporations Law, the main bodies of regulation governing us. Copies of TIM’s by-laws have been filed as exhibits to this annual report on Form 20-F. Except as described in this section, TIM’s by-laws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian Corporations Law.

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

•
Pursuant to Art. 25, paragraph XXII, the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the executive officers, observed the allocations already approved by the Shareholders’ meeting; and

•
Pursuant to Art. 27, paragraph 3 rd, a member of the Board of Directors is not authorized to access information or to attend a meeting of the Board of Directors regarding subjects or proposals in respect of which such director has or represents an interest conflicting with those of TIM.

Pursuant to the Brazilian Corporations Law, each member of the Board of Directors must have at least one share of our capital stock in order to qualify to be a Director. There are no provisions in the by-laws with respect to:

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	age limits for retirement of directors;

•	required shareholding for director qualification;

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or

•	disclosure of share ownership.

“The Executive Officers are the Company 's representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our by-laws concerning the Board of Executive Officers:

•
Pursuant to Art. 32, paragraph III, the Board of Executive Officers has the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;

•
Pursuant to Art. 32, paragraph VI, the Board of Executive Officers has the power to approve the execution by the Company or by its controlled companies, of active or passive agreements for the supply or lease of goods or services, whose annual value is greater than R$15.0 (fifteen million reais); and

•
Pursuant to Art. 32, paragraph VII, the Board of Executive Officers has the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30.0 (thirty million reais), provided that the provisions of item XVII of section 25 of this By-laws are observed.”

Rights Relating to our Shares

Dividend Rights

See “Item 8.A. Financial Information ― Consolidated Statements and Others Financial Information —  Dividend Policy.”

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

Brazilian Corporations Law provides that certain non-voting shares, such as our preferred shares, at a minimum, acquire voting rights in the event we fail for three consecutive fiscal years to pay the dividend to which such shares are entitled until such payment is made.

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

Any change in the preference, benefits, conditions of redemption and amortization of our preferred shares, or the creation of a class of shares having priority or preference over our preferred shares, would require the approval of holders of a majority of our outstanding preferred shares at a special meeting of holders of our preferred shares. Such meeting would be called by publication of a notice in three Brazilian official gazettes at least thirty days prior to the meeting but would not generally require any other form of notice. In any circumstances in which holders of our preferred shares are entitled to vote, each of our preferred shares will entitle the holder to one vote.

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

Preemptive Rights

Each of our shareholders has a general preemptive right to subscribe shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

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

Right of Redemption

Subject to certain exceptions, the common shares and the preferred shares are redeemable by shareholders exercising dissenter’s withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•	change the preference of our preferred shares or to create a class of shares having priority or preference over our preferred shares;

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	participate in group of companies;

•	transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•	split up, subject to the conditions set forth by Brazilian Corporations Law;

•	change corporate form;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in the Brazilian Corporations Law; or

•	merge or consolidate ourselves with another company.

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

The rights of withdrawal under Brazilian Corporations Law for dissenting shareholders to seek redemption of the shares in the case of a company’s decision to participate in a group of companies or to merge or consolidate itself with another company are not automatically available to holders of our preferred shares. This results from an exception under Brazilian Corporations Law that excludes dissenters’ rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they form part of the Bovespa Index or another stock exchange index (as defined by the CVM). Our preferred shares are currently included on the Bovespa Index. For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian Corporations Law. Currently, neither our common nor preferred shares have a public float rate higher than 50%, such that withdrawal rights are applicable.

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

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent, Banco ABN AMRO Real S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian Corporations Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent. The preferred shares underlying our ADS are registered on the transfer agent’s records in the name of the Brazilian Depositary.

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

American Depositary Receipts

ADRs evidencing ADSs are issuable under the deposit agreement. Each ADR is in registered form and evidences a specified number of ADSs, each ADSs representing 10 preferred shares, deposited with the custodian and registered in the name of the depositary. We refer to those preferred shares, together with any additional preferred shares at any time deposited or deemed deposited under the deposit agreement and any and all other securities, cash and other property received by the depositary or the custodian in respect of those preferred shares and at such time held under the deposit agreement, as the “deposited securities.” Only persons in whose names ADRs are registered on the books of the depositary are treated by the depositary as owners of the ADRs.

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

Each pre-release must be: (1) accompanied by a written representation from the person to whom the ADRs are to be delivered, stating that such person (a) owns the underlying preferred shares, (b) assigns all beneficial rights, titles and interests in those preferred shares to the depositary, (c) agrees to hold those preferred shares for the account of the depositary, and (d) will deliver those preferred shares to the custodian as soon as practicable and promptly upon demand therefor; and (2) at all times fully collateralized with cash or U.S. government securities.

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

Record Dates

The depositary may, after consultation with us if practicable, fix a record date, which shall be as near as practicable to any corresponding record date set by us (1) for the determination of the ADR holders who will be entitled to receive any distribution on or in respect of deposited securities, including dividends, (2) to give instructions for the exercise of voting rights at a shareholders’ meeting, (3) to receive any notices, or (4) to act in respect of other matters.

Voting of Deposited Securities

Preferred shares do not entitle their holders to vote on any matter presented to a vote of shareholders of TIM Participações except as set forth under “—Rights Relating to our Shares—Voting Rights.” Under those circumstances and unless, in the future, the terms of the preferred shares are revised or amended to provide for voting rights, or if the preferred shares obtain voting rights pursuant to Brazilian Corporations Law or any change in any other laws, rules or regulations applicable to those shares or through any change in interpretation of those laws, the information set forth below applies.

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

As soon as practicable after the expiration of six months from the date of termination, the depositary may sell the deposited securities then held thereunder and hold in a segregated account the net proceeds of the sale, together with any other cash, without liability for interest, in trust for the pro rata benefit of the ADR holders that have not thereunder surrendered their ADRs. After effecting such a sale, the depositary will be discharged from all obligations under the deposit agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the depositary and other expenses set forth in the deposit agreement for the surrender of an ADR and any applicable taxes or other governmental charges) and certain indemnification obligations to us. Upon termination of the deposit agreement, TIM Participações will also be discharged from all obligations thereunder, except for certain indemnification obligations to the depositary and its agents.

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

Liability of ADR Holders for Taxes or Other Charges

If any tax or other governmental charge becomes payable by or on behalf of the custodian or the depositary with respect to any ADR or any deposited securities represented by the ADSs evidenced by that ADR, that tax or other governmental charge must be paid by the holder of that ADR.

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

In addition, the depositary may require satisfactory proof of identity, genuineness of any signature, citizenship, residence, exchange control approval, beneficial ownership, as well as compliance with applicable law, regulations (including applicable rules and regulations of the Central Bank and the CVM), provisions of or governing the deposited securities and the terms of the deposit agreement. The issuance, registration, transfer, split-up or combination of ADRs, acceptance of deposits of preferred shares and withdrawal of deposited securities may, generally or in particular instances, be suspended during any period when the ADR register or any register for the deposited securities is closed or when such action is deemed advisable by the depositary or TIM Participações.

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

The following is a summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business:

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2007, including accrued interest, was R$15.0 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 11.5% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $30 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2007, including accrued interest,  was R$75.9 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 11.5% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $128.0 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of December 31, 2007, including accrued interest, was R$74.9 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 11.5% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $149.8 million promissory note by TIM Nordeste, with Tim Brasil e Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of November 22, 2000, among BNDES, as lender, TIM Nordeste, as borrower, and Tim Brasil Serviços e Part. S.A., as guarantors, which was fully repayed on December 15, 2007. Under this loan, which originally matured on January 1, 2008, 76% of the total amount accrued interest at a fixed rate of 3,50% plus the TJLP, which was 6.25% per annum on December 31, 2007. The remaining 24% was adjusted according to a “BNDES currency basket” consisting mainly of the U.S. dollar plus a 3,50% spread related to the BNDES foreign funding costs (Res. 635/87).

•
Credit Agreement, dated as of November 22, 2000, among Bradesco, Unibanco, Banco Alfa, Itaú BBA, as lenders, TIM Nordeste, as borrower, and Tim Brasil Serviços e Part. S.A., as guarantor, which was fully repayed on December 15, 2007. Under this loan, which originally had the expiry date of January 1, 2008,  76% of the total principal amount accrued interest at a fixed rate of 4,0% plus the TJLP, which was  6.25% per annum on December 31, 2007. The remaining  24% of principal  was adjusted according to a “BNDES currency basket” consisting mainly of the U.S. dollar plus a 4,00% spread related to the BNDES foreign funding costs (Res. 635/87).

•
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil e Participações as guarantor, in the principal amount of R$1,064.9 million outstanding as of December 31, 2007. The agreement, which matures on August 15, 2013 bears interest at a fixed rate of 4.2% plus the TJLP, which was 6.25% per annum on December 31, 2007. On December 31, 2007, the outstanding amount under this credit agreement, including accrued interest, was R$1,068.9 million.

•
Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, TIM Celular, as borrower, and Unibanco, as guarantor, in the principal amount of R$48.3 million outstanding as of December 31, 2007. The agreement, which matures on October 17, 2011, bears interest at a fixed rate of 3% plus the TJLP, which was 6.25% per annum on December 31, 2007. On December 31, 2007, the outstanding amount under this credit agreement, including accrued interest, was R$48.4 million. In connection with this agreement, Unibanco issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•
Credit Agreement, dated as of August 26, 2005, among HSBC, ABN Amro, Bradesco, Banco do Brasil, Itaú, Santander, BNP Paribas, Unibanco, Banco Votorantim, Societé Generale, as lenders, TIM Celular, as borrower, and TIM Brasil, as guarantor, in the principal amount of R$600.0 million outstanding as of December 31, 2007. The agreement, which matures on August 10, 2009, bears interest at a variable rate of 0.9% above the CDI interest rate. On December 31, 2007, the outstanding amount under this credit agreement, including accrued interest, was R$623.7 million.

•
Several facility agreements (“Compror”), contracted and disbursed between June, July and December 2007, among TIM Celular, as borrower, and Banco Santander, and ABN AMRO, as lenders, in the total principal amount of R$241.1 million. The total outstanding amount as of December 31, 2007 was R$235.9 million, including accrued interest. The agreements, which the last mature will be on June 2008, are denominated in foreign currencies (USD an JPY) bearing interests of  6.42% p.a. (USD) and  0.93% p.a. (JPY). Otherwise, for each disbursement was contracted a swap (CCIRS), bringing the final average cost to 104.5% of the CDI. No guarantees were offered for these loans.

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

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of the preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States thereunder as of the date hereof, which are subject to change. Holders of preferred shares or ADSs should consult their own tax advisers as to the tax consequences of the ownership and disposition of preferred shares or ADSs in their particular circumstances.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the ownership and disposition of preferred shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its own tax adviser about the Brazilian tax consequences of investing in preferred shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian income tax withholding. The dividend distribution made in 2007 does not include any dividends relating to periods ending on or before January 1, 1996.

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

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are subject to Brazilian income tax at a rate of 15% and also to Brazilian withholding tax at a rate of 0.005% (to offset the Brazilian income tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if made by investors resident in a tax haven jurisdiction.

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

Gain on the disposition of preferred shares is measured by the difference between the amount in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—Exchange Controls” above.

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

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian income tax. On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution CMN 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described above in “—Exchange Controls”. If such non-Brazilian holder does not qualify under Resolution CMN 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation's capital as an alternative form of making dividend distributions. See “Item 8.A. Financial Information—Consolidated Statements and Others Financial Information—Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

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

Amounts paid as interest on capital (net of applicable income tax withholding) may be treated as payments in respect of the dividends that we are obligated to distribute to our shareholders in accordance with our by-laws and Brazilian Corporations Law. Distributions of interest on capital in respect of the preferred shares, including distributions to the Depositary in respect of preferred shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

A financial transaction tax (the “IOF”) may be imposed on a variety of transactions, including the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest) or the conversion of foreign currency into Brazilian currency. The IOF tax rate for most of these transactions is currently 0.38%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25%.  Any such increase will be applicable only prospectively. The IOF rate related to remittances of dividends and interest on capital made by companies whose shares are traded on the Brazilian Stock Exchange to non-Brazilian holders is currently zero.

The IOF may also be levied on transactions involving bonds or securities (“IOF/Títulos”) even if the transactions are carried out in Brazilian stock, futures or commodities exchanges. The rate of the IOF/Títulos with respect to preferred shares is currently 0%. The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% per day. Any such increase will be applicable only prospectively.

Until December 31, 2007 the Temporary Contribution on Financial Transactions (“CPMF tax”) was assessed at the rate of 0.38% on certain funds transfers in connection with financial transactions in Brazil. The CPMF tax was imposed upon owners of Brazilian bank accounts. Stock exchange transactions were exempted from the CPMF tax. In addition, debits of reais from deposit bank accoutnts exclusively opened for investments in fixed and variable income financial assets ("conta corrente de depósito para investimento") were not subject to the CPMF assessment. However, by the end of 2007 this tax has been repealed by the Brazilian Congress. Therefore, the assessment of the CPMF tax on financial transactions carried out as from January 1, 2008 has been extinguished.

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of preferred shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only to a U.S. Holder that holds preferred shares or ADSs as capital assets for tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holder’s subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding preferred shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds preferred shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding preferred shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the preferred shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly with retroactive effect.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a beneficial owner of preferred shares or ADSs that is, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying preferred shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying preferred shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American Depositary Receipts are released before delivery of shares to the depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American Depositary Receipts may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American Depositary Receipts. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of preferred shares or ADSs in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on preferred shares or ADSs will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at favorable rates, up to a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  U.S. Holders should consult their tax advisers to determine whether a favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at a favorable rate.

Bills have been introduced in both the U.S. House and the U.S. Senate that would, if enacted, deny the favorable tax rates described in the preceding paragraph for dividends paid in respect of certain securities where the issuer of the securities is allowed a deduction under the tax laws of a foreign country with respect to such dividend.  It is unclear how the proposed legislation would apply to securities such as the preferred shares where distributions may be made in the form of interest on capital.  The proposed legislation would apply to dividends received after the date of its enactment.  It is not possible to predict whether the proposed legislation will be enacted, either in its present form or any other form.  U.S. Holders should consult their tax advisers with respect to the potential enactment of currently proposed legislation and its application in their particular circumstances.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution.  The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of ADSs, the Depositary’s receipt of the dividend.  The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of its receipt.

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on preferred shares generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.   The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.   Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale, Redemption or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale, redemption or other disposition of preferred shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the preferred shares or ADSs for more than one year, assuming that, in the case of a redemption, the U.S. Holder does not own, and is not deemed to own, any of our voting stock.  The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations – Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil. U.S. Holders should consult their tax advisors as to whether the Brazilian tax on gains may be creditable against the holder's U.S. federal income tax on foreign source income from other sources.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2007 taxable year.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held preferred shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the preferred shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the preferred shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Similar rules would apply to any distribution in respect of preferred shares or ADSs to the extent in excess of 125% of the average of the annual distributions on preferred shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  Certain elections (such as a mark-to-market election) may be available that would result in alternative treatment under the PFIC rules.  U.S. Holders should consult their tax advisers to determine whether the Company is a PFIC for any given taxable year and the tax consequences to them of holding shares in a PFIC.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s  U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

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

We will furnish to JPMorgan Chase N.A., as Depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements, which will be prepared in accordance with the Brazilian Corporations Law accounting method and include a reconciliation to U.S. GAAP. In addition, we are required under the Deposit Agreement to furnish the Depositary with copies of English translations to the extent required under the rules of the SEC of all notices of preferred shareholders’ meetings and other reports and communications that are generally made available to holders of preferred shares. Under certain circumstances, the Depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

I.	Subsidiary information.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in both foreign currency exchange and interest rates. We are exposed to foreign exchange rate risk mainly because certain costs of ours are denominated in currencies (primarily U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Prior to 1999, we did not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks. In 1999 (April 1999 for TND), we began entering into hedging agreements covering payments of principal on our foreign exchange denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

On December 31, 2007, our outstanding debt accrued interest at the CDI or the TJLP and totaled R$2,145.9 million. On the same date, we had cash and cash equivalents, in the amount of R$1,117.4 million and R$55.3 million in short-term instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2007 would have resulted in a variation of R$12.1 million in our interest expenses from financial contracts and a variation of R$2.9 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

Exchange Rate Risk

Devaluation of the real increases the cost, expressed in real, of some of our foreign-currency-denominated capital expenditures. As of December 31, 2007, we did not have any outstanding unhedged indebtedness denominated in foreign currency and were thus not exposed to exchange rate risk based on our indebtedness. We enter in to hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings. Our foreign-exchange hedging agreements protect us from devaluations of the real but expose us to potential losses in the event the foreign currencies decline in value against the real. However, any such decline in the value of the foreign currencies would reduce our costs in reais in terms of planned capital expenditures as discussed below.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2007. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2007. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. TIM’s management concluded that as of December 31, 2007, our internal control over financial reporting was adequate and effective, based on those criteria.

Our independent registered public accounting firm, Ernst Young Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2007.  The report on the audit of our internal control over financial reporting is included below.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2007.  The attestation report appears as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
TIM Participações S.A.

We have audited TIM Participações S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TIM Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, TIM Participações S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TIM Participações S.A. as of December 31, 2007 and 2006, and related consolidated statements of income, changes in shareholder’s equity, and changes in financial position for each of the three years in the period ended December 31, 2007 and our report dated January 30, 2008, except as to Notes 39 and 40, as to which the date is April 15, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.

Mauro Moreira
Partner

Rio de Janeiro, Brazil
January 30, 2008, except for internal control over financial reporting related to Notes 39 and 40 of the 2007 consolidated financial statements as to which the date is April 15, 2008.

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

Item 16B. Code of Ethics

We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other directors, officers, controlling shareholders and members of our Fiscal Committee in accordance with CVM rules satisfying the requirements of Brazilian Law. Our code of ethics is filed as an exhibit to this annual report and is available on our website at http://www.timpartri.com.br. The Code of Conduct and Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4.A. Information on the Company—History and Development of the Company—Basic Information.” During 2005 we adopted no amendments to and granted no waivers from our Code of Conduct and Transparency.

Our Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act. However, pursuant to company policy and section 156 of Brazilian Corporations Law No. 6.404 an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Auditores Independentes S.S., during the years ended December 31, 2007 and 2006:

	Year ended December 31,
	2007	2006
	(in thousands of reais)
Audit fees	6,244	5,450
Audit-related fees	95	138
Total fees	6,339	5,588

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Brazilian Corporations Law requires that we have a statutory Board of Auditors (referred to as our Fiscal Committee or Conselho Fiscal). Our Fiscal Committee meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). See “Item 6.A.. Directors, Senior Management and Employees—Directors and Senior Management—Fiscal Committee.” Our Fiscal Committee is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, management acts and certain proposals to be submitted to shareholders’ meetings, such as proposals made by management regarding investment plans, capital expenditures budget, dividends distribution and corporate restructuring involving the company. However, the Fiscal Committee, as required by Brazilian Corporations Law, has only an advisory role and does not participate in the management of the company. Indeed, decisions of the Fiscal Committee are not binding on the company under Brazilian Corporations Law. Our Board of Directors, under Brazilian Corporations Law, is the only entity with the legal capacity to appoint and terminate any independent registered public accounting firm.

Since Brazilian Corporations Law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a Fiscal Committee charter at a shareholders’ meeting held on May 6, 2004 and revised the charter at a shareholders’ meeting held on March 16, 2006, to clarify that the Fiscal Committee has certain powers and duties, which comprise among others the powers herein mentioned, and also further specifies heightened qualification requirements for members of the Fiscal Committee. On May 4, 2006, our Board of Directors approved the submission to the Shareholders’ Meeting of a proposal to amend our bylaws. Among other things, the proposal proves for the incorporation of the above-mentioned powers, duties and qualifications relating to the Fiscal Committee into the bylaws. Said proposal was approved by the Shareholders’ meeting held on June 05, 2006.

We do not believe that our use of the Fiscal Committee in accordance with Brazilian Corporations Law, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the Fiscal Committee to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or to fulfill its fiduciary and other obligations under Brazilian law. It is presently contemplated that the Fiscal Committee will continue to be independent. However, because the Fiscal Committee’s members will continue to be elected and its budget will continue to be set at the general shareholders’ meeting, we can make no assurance that the Fiscal Committee or its future members will continue to be independent from our controlling shareholder in the future.

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

4.10
Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participações S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

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

4.35
Credit Agreement, dated as of November 28, 2000, between BNDES, as lender, and Maxitel, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2007.

4.36*	Authorization agreement for TIM Celular S.A. dated May 25, 2007 pursuant to which TIM is authorized to provide land line switched telephone services (STFC) in regions I, II and III.

4.37*	Credit Agreement, dated as of June 14, 2007, among Banco Santander Banespa S.A., as lender, and TIM Celular S.A., as borrower.

4.38*	Credit Agreement, dated as of December 6, 2007, among Banco Santander S.A., as lender, and TIM Celular S.A., as borrower.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 4.t to our consolidated financial statements included in this annual report.

8.1	List of Subsidiaries, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

11.1	Code of Ethics (English and Portuguese), which is incorporated by reference to Exhibit 11.1 of our 2004 annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

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

Consolidated Financial Statements

TIM Participações S.A and subsidiaries

Years ended December 31, 2005, 2006 and 2007

with Report of Independent Registered Public Accounting Firm

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005, 2006 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
TIM Participações S.A.

We have audited the accompanying consolidated balance sheets of TIM Participações S.A. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in shareholders’ equity and changes in financial position  for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations, and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with accounting principles adopted in Brazil, which differ in certain respects from U.S. generally accepted accounting principles (see Notes 39 and 40 to the consolidated financial statements).

As discussed in Note 3 to the consolidated financial statements, in 2007 the Company has retroactively changed its accounting policy for the accounting of the ADENE tax benefit.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TIM Participações S.A.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 30, 2008, except for internal control over financial reporting related to Notes 39 and 40 of the 2007 consolidated financial statements as to which the date is April 15, 2008, expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.

Mauro Moreira
Partner
Rio de Janeiro, Brazil
January 30, 2008, except as to Notes 39 and 40, as to which the date is April 15, 2008

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2007
 (In thousands of Reais)

ASSETS	Notes	2006	2007

Current assets
Cash and cash equivalents		592,565	1,117,410
Short-term investments		600,912	55,255
Accounts receivable, net	5	2,522,063	3,029,930
Inventories	6	164,108	278,126
Recoverable taxes	7	292,542	495,932
Deferred income and social contribution taxes	8	50,450	29,429
Prepaid expenses	9	221,008	240,087
Other assets		15,676	23,981
Total current assets		4,459,324	5,270,150

Noncurrent assets
Long-term investments		-	3,989
Recoverable taxes	7	285,681	233,482
Deferred income and social contribution taxes	8	29,429	-
Judicial deposits	18	57,420	102,402
Prepaid expenses	9	13,257	7,806
Other noncurrent assets		7,191	7,274

Permanent assets
Property, plant and equipment, net	10	7,185,864	7,021,819
Intangibles, net	11	2,161,939	1,899,403

Total assets		14,200,105	14,546,325

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2006	2007

Current liabilities
Accounts payable and accrued expenses	12	2,726,922	3,143,331
Loans and financing	13	294,036	774,743
Accrued interest		46,726	29,268
Salaries and related charges	14	92,493	110,553
Taxes, charges and contributions	15	370,264	570,346
Authorizations payable	16	38,275	34,791
Dividends and interest on shareholders’ equity payable		472,958	239,508
Other current liabilities	17	93,448	136,187
Total current liabilities		4,135,122	5,038,727

Noncurrent liabilities
Loans and financing	13	1,879,679	1,341,858
Provision for contingencies	18	128,133	215,740
Pension plan	33	6,083	7,377
Authorizations payable	16	6,542	-
Asset retirement obligations	19	158,168	192,137

Shareholders’ equity	20
Capital		7,512,710	7,550,525
Capital reserves		135,230	97,415
Income reserves		238,438	102,546
Total shareholders' equity		7,886,378	7,750,486

Total liabilities and shareholders' equity		14,200,105	14,546,325

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2005, 2006 and 2007
 (In thousands of Brazilian Reais, except for earnings per share, expressed in Reais)

	Notes	2005 As adjusted (note 3-d)	2006 As adjusted (note 3-d)	2007
Gross revenues
Telecommunications services	21	3,169,742	11,820,276	15,376,550
Sale of goods	21	733,530	2,057,283	1,838,102
		3,903,272	13,877,559	17,214,652
Deductions from gross revenues	21	(985,057)	(3,739,312)	(4,773,010)
Net operating revenues	21	2,918,215	10,138,247	12,441,642

Cost of services rendered	22	(846,589)	(4,122,239)	(5,297,428)
Cost of goods sold	22	(536,470)	(1,407,761)	(1,434,430)
Gross profit		1,535,156	4,608,247	5,709,784

Operating expenses:
Selling	23	(798,106)	(3,250,951)	(3,890,925)
General and administrative	24	(185,946)	(954,858)	(1,032,793)
Other operating expenses	25	(25,309)	(200,338)	(239,861)
		(1,009,361)	(4,406,147)	(5,163,579)

Income before financial results		525,795	202,100	546,205

Financial income (expenses):
Financial income	26	158,546	192,385	104,123
Financial expenses	27	(92,731)	(424,288)	(380,113)
Foreign exchange variation, net	28	(2,482)	(55,132)	(2,861)
		63,333	(287,035)	(278,851)

Operating income (loss)		589,128	(84,935)	267,354

Non-operating income (loss)	29	(2,260)	2,526	(24,422)

Income (loss) before income and social contribution taxes and minority interest		586,868	(82,409)	242,932

Income and social contribution tax expense	30	(140,541)	(203,133)	(166,837)

Income (loss) before minority interest		446,327	(285,542)	76,095

Minority interest		(21,464)	-	-

Net income (loss) for the year		424,863	(285,542)	76,095
Earnings (loss) per thousand shares, for 2005 and 2006, and per shares, for 2007, outstanding at year-end (R$) (*)		0.18	(0.12)	0.03

(*)On May 30, 2007, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of each class. Had the reverse stock split occurred on December 31, 2005, income (loss) per share for the years ended December 31, 2005 and 2006 would have been presented per share instead of per thousand share as presented above amounting to R$0.18 and R$(0.12), respectively, per share.

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2006 and 2007
(In thousands of Brazilian Reais)

		Capital reserves			Income reserves
			Reserve
		Special	for future		Unearned
		goodwill	capital	Legal	income	Expansion	Retained
	Capital	reserve	increase	reserve	reserve	reserve	earnings	Total
Balances at December 31, 2004	884,504	240,634	-	77,017	18,838	778,018	-	1,999,011

Capital increase with transfer of reserve	170,496	(54,954)	-	-	-	(115,542)	-	-
Capital increase with incorporation of shares:
TIM Sul	208,220	-	-	-	-	-	-	208,220
TIM Nordeste Telecomunicações	206,849	-	-	-	-	-	-	206,849
Capital increase related to stock option plan	2,006	-	-	-	-	-	-	2,006
Capital reserve increase	-		6,401	-	-	-	-	6,401
Realization of unearned income reserve	-	-	-	-	(18,838)	-	-	(18,838)
Net income for the year
Originally presented	-	-	-	-	-	-	389,574	389,574
Adjustments for 2005, recorded in 2006 and 2007 (note
3-b)	-	-	-	-	-	-	35,289	35,289
							424,863	424,863
Allocation of net income for the year:
Legal reserve	-	-	-	21,724	-	-	(21,724)	-
Interest on shareholders' equity	-	-	-	-	-	-	(70,000)	(70,000)
Dividends	-	-	-	-	-	-	(43,691)	(43,691)
Expansion reserve	-	-	-	-	-	289,448	(289,448)	-
Balances at December 31, 2005	1,472,075	185,680	6,401	98,741	-	951,924	-	2,714,821

Prior years' adjustments referring to subsidiaries TIM
Celular S.A. e TIM Nordeste S.A. (note 3-b)	-	-	-	-	-	(75,922)	-	(75,922)
Capital increase with incorporation of shares:
TIM Celular S.A	5,983,784	-	-	-	-	-	-	5,983,784
Capital increase with transfer of reserve	56,851	(50,450)	(6,401)	-	-	-	-	-
Dividends proposed	-	-	-	-	-	(450,763)	-	(450,763)
Loss for the year
Originally presented	-	-	-	-	-	-	(301,683)	(301,683)
Adjustments for 2006, recorded in 2007 (note 3-b)	-	-	-	-	-	-	16,141	16,141
							(285,542)	(285,542)
Allocation of loss for the year:
Use of expansion reserve	-	-	-	-	-	(285,542)	285,542	-
Balances at December 31, 2006	7,512,710	135,230	-	98,741	-	139,697	-	7,886,378

Capital increase with transfer of reserve	37,815	(37,815)	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	-	76,095	76,095
Allocation of net income for the year:
Legal reserve	-	-	-	3,805	-	-	(3,805)	-
Dividends proposed	-	-	-	-	-	-	(72,290)	(72,290)
Dividends proposed with use of expansion reserve	-	-	-	-	-	(139,697)	-	(139,697)
Balances at December 31, 2007	7,550,525	97,415	-	102,546	-	-	-	7,750,486

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
Years ended December 31, 2005, 2006 and 2007
 (In thousands of Reais)

	2005 As adjusted (note 3-d)	2006 As adjusted (note 3-d)	2007
Sources of working capital
Net income (loss) for the year	424,863	(285,542)	76,095
Amounts which do not affect working capital:
Exchange and monetary variation and interest	1,748	14,386	51,694
Provision for contingencies	6,676	(17,663)	26,373
Provision for income tax and social contribution contingencies	-	-	11,610
Depreciation and amortization	486,907	2,234,437	2,323,674
Residual value of fixed asset disposals	5,723	9,656	35,798
Minority interests	21,464	-	-
Pension supplementation	(113)	2,499	1,294
Total from operations	947,268	1,957,773	2,526,538
From shareholders :
Capital subscription	417,075	5,983,784	-
Capital reserve increase	6,401	-	-
Total from shareholders	423,476	5,983,784	-
From third parties:
Decrease in noncurrent assets	59,031	145,124	139,527
Increase in noncurrent liabilities	13,093	103,069	15,191
New loans and financing	85,349	429,342	-
Total from third parties	157,473	677,535	154,718
Total sources	1,528,217	8,619,092	2,681,256
Applications of working capital
Effect of incorporation of TIM Celular S.A and TIM Nordeste S.A:
Noncurrent assets	-	271,167	-
Property, plant and equipment	-	8,092,320	-
Deferred charges	-	274,925	-
Noncurrent liabilities	-	(1,956,619)	-
Net assets	-	75,922	-
Total effect of incorporation	-	6,757,715	-
Acquisition of fixed assets	684,474	1,609,156	1,903,854
Acquisition of intangible assets	-	-	29,034
Increase in noncurrent assets	40,273	37,460	85,388
Long-term loans reclassified as current	23,364	231,614	543,772
Decrease in noncurrent liabilities	18,752	60,162	-
Minority interests	415,069	-	-
Dividends	62,529	450,763	211,987
Interest on shareholders’ equity	70,000	-	-
	1,314,461	2,389,155	2,774,035
Total applications	1,314,461	9,146,870	2,774,035
Increase (decrease) in working capital	213,756	(527,778)	(92,779)

Changes in working capital:
Current assets
At end of year	2,332,057	4,459,324	5,270,150
At beginning of year	1,716,744	2,332,057	4,459,324
	615,313	2,127,267	810,826
Current liabilities
At end of year	1,480,077	4,135,122	5,038,727
At beginning of year	1,078,520	1,480,077	4,135,122
	401,557	2,655,045	903,605
Increase (decrease) in working capital	213,756	(527,778)	(92,779)

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

1.	Operations

TIM Participações S.A. (the “Company” or “TIM Participações”) is a listed company directly controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), an indirect subsidiary of Telecom Italia S.p.A. (“Telecom Italia”), which as of December 31, 2007, has the ownership of 81.24% of voting capital and 69.73% of total capital.

After the completion of the acquisitions mentioned in note 2-b, the Company became the sole shareholder of TIM Celular S.A. (“TIM Celular”). TIM Celular and its wholly-owned subsidiary TIM Nordeste S.A. (“TIM Nordeste”) provide mobile telephony services and fixed line telephony services in all states of Brazil under the “TIM” tradename, which is owned by Telecom Italia.

Services provided by the subsidiaries and the respective rates are regulated by Brazilian Telecommunications Agency – ANATEL, the regulatory authority of telecommunications in Brazil. The authorization for use of radiofrequency connected with the Personal Communication Service (“PCS”) granted to the subsidiaries mature as follows:

TIM Celular	Expiration Date
State of Paraná	September 3, 2022
State of Santa Catarina	September 30, 2008
State of Rio Grande do Sul (except the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu)	March 12, 2016
City of São Paulo (State of São Paulo)	March 12, 2016
States of Rio de Janeiro and Espírito Santo	March 29, 2016
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás and the Federal District	March 12, 2016
Cities of Londrina and Tamarana (State of Paraná)	March 12, 2016
State of Paraná	September 3, 2022
Cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu (State of Rio Grande do Sul)	April 14, 2009

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

TIM Nordeste	Expiration Date
State of Pernambuco	May 15, 2009
State of Ceará	November 28, 2008
State of Paraíba	December 31, 2008
State of Rio Grande do Norte	December 31, 2008
State of Alagoas	December 15, 2008
State of Piauí	March 27, 2009
State of Minas Gerais	April 7, 2013
States of Bahia and Sergipe	August 6, 2012

PCS authorizations and radiofrequencies

Authorizations to render the PCS were granted by means of the terms signed in 2001 for the Company with ANATEL for exploration of PCS during fifteen years within the Company’s operating areas. TIM Celular and TIM Nordeste had previously been granted 15-year Mobile Communication Services (“SMC”) concessions by ANATEL which were converted to PCS authorizations in 2002. The period of the PCS authorizations is the remaining term of the SMC concessions.

From 2001 to 2004, the subsidiaries obtained authorization from ANATEL to use radiofrequency bands associated to the authorization to render PCS at the frequency of 900 MHz and 1800 MHz, respectively.

In September 2007, the Company was the winning bidder for the remaining lots of the “D” and “E” bands at the Auction of Additional PCS Licenses and Frequencies of the Personal Mobile Service held by ANATEL. The licenses total bid was R$50,000 but only licenses in the amount of R$29,000 have been granted and paid to ANATEL and recorded by the Company.  An appeal has been filed by another bidder in connection with the auction and the Company awaits ANATEL’s decision in regard to the remaining licenses in the amount of R$21,000.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

Renewal of authorizations

The radiofrequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands, referring to PCS services began to expire in certain regions in September 2007 and are renewable for an additional 15-year period. For renewal purposes, at each two-year period, a payment of the equivalent to 2% (two percent) of the prior year´s gross revenues net of sales related taxes is required. The first payment is scheduled for April 30, 2009. Total expensed during 2007 amounts to R$2,217.

The TIM Celular´s authorization to operate in the State of Paraná, except in Londrina and Tamarana municipalities, was extended to September 3, 2022, in accordance with Act 57.551 of April 13, 2006.

3G technology

In December 2007, the Company’s subsidiaries were the winning bidders of 3G authorizations of approximately R$1.3 billion, corresponding to all Brazilian States except for a small part of Minas Gerais State. These authorizations are valid for 15 years and renewable for an additional 15 year period.

The Terms of Authorization referring to the right of use of 3G related radiofrequencies are due to be signed in the second quarter of 2008, when the payment of 10% of the total amount will be made. The remaining 90% is to be paid in 6 equal, annual installments after a 3-year grace period.

3G authorizations have coverage commitments for servicing with the related frequencies (1.9 GHz/2.GHz) in several municipalities and in those with less than 30,000 inhabitants, not covered by PCS.

Although the economic situation in Brazil has remained stable in recent years, an increase of inflation levels and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Real (R$) in relation to the US Dollar affects the Company’s consolidated financial statements. The exchange rate of the Real to the US Dollar was R$2.3407:US$1.00, R$2.1380:US$1.00 and R$1.7713:US$1.00 at December 31, 2005, 2006 and 2007, respectively. At December 31, 2006 and 2007, the loans based in US Dollar represented 2.12% and 2.97% the Company’s total consolidated debt, respectively.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

2.	Corporate Reorganization

a)	Acquisition of minority interests of TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”)

On April 26, 2005, the Board of Directors of the Company proposed the acquisition of the minority interests of TIM Sul and TIM Nordeste Telecomunicações by the Company. On May 30, 2005, the Extraordinary Shareholders’ Meetings of TIM Sul, TIM Nordeste Telecomunicações and the Company approved the acquisition, making the companies into wholly-owned subsidiaries of the Company.

The acquisition was effected through the issuance of Company shares to the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. As a result, the Company issued 160,311,048,790 shares (28,724,249,675 common shares and 131,586,799,115 preferred shares). Had the reverse stock split occurred during 2005 the Company would have issued 160,311,049 shares.

This transaction intended to concentrate liquidity of the shares of the three companies into only one company as well as to reduce expenses related to controls and the maintenance of several shareholders in different companies.

The withdrawal rights of common shareholders of the Company, as well as that of minority shareholders of TIM Sul and TIM Nordeste Telecomunicações, expired on July 1, 2005. The amount disbursed by the companies for payment to withdrawing minority shareholders was R$0.8, represented by 153,861 common shares and 154,407 preferred shares, had the reverse stock split occurred during 2005 the payment would have represented 154 common and preferred shares.

The acquisition was recorded using the book value of the net assets acquired at March 31, 2005, in accordance with the merger agreement. As a result of this transaction, the minority interest in income is only recorded through March 31, 2005.

b)	Acquisition of TIM Celular

On January 31, 2006, the Boards of Directors of the Company and TIM Celular, an entity under common control, proposed the acquisition of TIM Celular by the Company through the exchange of all of TIM Celular’s shares for shares of the Company.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

On March 16, 2006, the Extraordinary Shareholders’ Meetings of the Company and of TIM Celular approved the acquisition, making TIM Celular into a wholly-owned subsidiary of the Company. As a result, TIM Celular’s wholly-owned operating subsidiaries, TIM Nordeste, CRC - Centro de Relacionamento com Clientes Ltda. (“CRC”) and Blah! Sociedade Anônima de Serviços e Comércio (“Blah”), became subsidiaries of the Company.

As a result of this transaction, the Company issued 1,443,012,977,093 shares (491,506,603,551 common shares and 951,506,373,542 preferred shares) on the date of shareholder approval (March 16, 2006). Had the reverse stock split occurred during 2005 the Company would have issued 1,443,012,977 shares.

This transaction intended to optimize the organizational structure of the companies and their subsidiaries. The transaction allowed synergies between the companies to provide PCS on a national level.

The exercise of withdrawal rights by common shareholders of the Company expired on April 19, 2006. No shareholders exercised their withdrawal rights.

In accordance with the merger agreement, the acquisition was recorded using the book value of the net assets acquired as of January 1, 2006, the date the Company also began consolidating TIM Celular’s results.

c)	Restructuring of subsidiaries

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

On May 4, 2006, the Board of Directors of TIM Participações proposed the merger of TIM Nordeste Telecomunicações into Maxitel and the merger of TIM Sul into TIM Celular. All four entities were wholly-owned subsidiaries of TIM Participações.

On June 30, 2006, at the General Shareholders’ Meetings of TIM Celular, Maxitel, TIM Nordeste Telecomunicações and TIM Sul approved the merger of TIM Nordeste Telecomunicações into Maxitel and of TIM Sul into TIM Celular. On the same date, Maxitel was renamed TIM Nordeste.

These restructurings intended to optimize the organizational structure of the subsidiaries.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

3.	Preparation and Presentation of the Financial Statements

a)         Basis of presentation

The consolidated financial statements have been presented in Brazilian currency (“Real” or “R$”) prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and certain accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or “IBRACON”).

The Company is a listed company, with American Depositary Receipts traded on the New York Stock Exchange – USA. Consequently, the Company is subject to the rules of the Security and Exchange Commission (“SEC”) and is also required to include in its consolidated financial statements specific disclosures relating to the reconciliation between shareholders’ equity and net income prepared in accordance with Brazilian GAAP and shareholders’ equity and net income based on accounting principles generally accepted in the United States of America (“US GAAP”). See notes 39 and 40. The level of disclosure in the consolidated financial statements was adjusted and expanded and certain reclassifications were made to comply with US GAAP.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur within twelve months of the balance sheet date. Otherwise, they are shown as non-current or permanent assets.

b)         New accounting policies

Subsidies offered on the sale of handsets to postpaid subscribers

In 2006, the subsidiaries changed their accounting police for readily-determinable costs associated with subsidies offered on the sale of handsets to postpaid subscribers who enter into a legally enforceable contract with exit penalties and minimum monthly charges for a period of twelve months. Management believes that the deferral of such costs, which is allowable under certain conditions, and the amortization of such costs over a 12-month period most accurately reflects the performance of the postpaid business by matching costs with the related revenue. Management believes that the minimum net revenues from services, based on the terms of the contractual arrangement, less related direct costs from these services, will exceed the amount of deferred costs recorded. Previously, the subsidiaries recognized directly through the statement of operations the costs incurred on the sale of handsets to all types of subscribers directly through the statement of operations.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

This change was adopted considering the change in the commercial strategy of the subsidiaries that, starting from 2006 is focused on the acquisition of high-value customers. In 2006, the Company completed the integration of the operating subsidiaries, which began enforcing the policy of charging the penalties contractually foreseen for those subscribers who cancel their subscription or migrate to the prepaid plans during the contract period. Additionally, in 2006 the Company put in place systems that allow for the identification of the subsidy costs related to postpaid subscribers. The effect of this change in accounting policy on the statement of operations for the years ended December 31, 2007 and 2006 were a credit of R$15,888 and R$160,172, respectively. The 2006 effect represents the net balance of prepaid expenses as of December 31, 2006 (note 9).

In previous years, due to inconsistent enforcement of contractual penalties, and to the lack of managerial information and segregation of accounting data permitting the determination of the related costs, the conditions permitting quantification and deferral of the cost did not exist.

Tax Benefit - Adene

TIM Nordeste, indirectly owned by TIM Participações, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services. The effect of the ADENE is recorded  in the year it is granted.

In 2007, the Company and its subsidiaries have retroactively changed their accounting policy with respect to the income tax incentive ADENE from recording the benefit directly in capital reserve to recording it in the statement of operations as a reduction of the income tax expense for the year. Brazilian GAAP allows public companies to elect the treatment of ADENE as either a reconciling item in between parent company and consolidated income, or as an adjustment to consolidated income eliminating the difference. The Company considered it to be a preferable change as allowed by Brazilian GAAP.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

c)         Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries. The “pro forma” consolidated information disclosed in note 3-d includes the results of operations of the Company and its subsidiaries, including TIM Celular and TIM Nordeste, respectively (see note 2-b).

	Ownership %
	2005	2005 Pro forma		2006		2007
	Direct	Direct	Indirect	Direct	Indirect	Direct	Indirect

TIM Celular	-	100.00	-	100.00	-	100.00	-
TIM Nordeste (f/k/a Maxitel)	-	-	100.00	-	100.00	-	100.00
TIM Sul	100.00	100.00	-	-	-	-	-
TIM Nordeste Telecomunicações	100.00	100.00	-	-	-	-	-
CRC	-	-	100.00	-	-	-	-
Blah	-	-	100.00	-	-	-	-

All intercompany transactions and balances are eliminated upon consolidation. The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;
II.	Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;
III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;
IV.	Separate disclosure of the minority interest participation in the consolidated financial statements, where applicable.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

d)	Comparability of the Consolidated Financial Statements

“Pro forma” information

The pro forma consolidated balance sheets and consolidated statements of operations are being set out, in this note and in the other notes to the consolidated financial statements, as if the common control merger mentioned in note 2-b had occurred at the beginning of the earlier periods presented. All intercompany balances and transactions have been eliminated. The pro forma information is being provided as directed by CVM.

The following is a reconciliation of net income as reported in 2005 to pro forma adjusted loss:

2005
Net income as adjusted TIM Participações as reported	424,863
Loss as adjusted TIM Celular, TIM Nordeste, CRC and Blah as reported	(1,619,561)
Eliminations	240,426
Pro forma as adjusted loss	(954,272)

Reclassifications and adjustments in the consolidated financial statements

The Company and its subsidiaries aim to continuously improve the presentation of the financial statements while maintaining compliance with generally accepted accounting principles. The adoption of new accounting principles and the application of preferred account classifications, according to Brazilian GAAP, resulted in some adjustments and reclassifications presented below and, consequently, balance sheets and statements of operations different from those previously issued and/or made available to the shareholders.

The Company reclassified related-party receivables and payables amounting to R$16,303 and R$84,064, respectively, as of December 31, 2006, to accounts receivable and loans receivable (included in “Other Assets”), and accounts payable, in accordance with its respective realization periods. The amounts referred to above, originally presented as non current assets have been reclassified as current. The liabilities were already classified as current in prior year.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

The adjustments and reclassifications in the consolidated statements of operations are as follows:

(a)	Reclassification of the amortization of the tax benefit related to the goodwill paid in the privatization (Note 8), from “other operating expenses”, to “income and social contribution tax expense”;

(b)
Reclassification of PIS/COFINS tax credit, previously recorded as operating expenses, to the captions in which the related taxes had been originally recorded, credit to deductions from revenues and credit financial income;

(c)	Recording the income tax incentive (ADENE) directly in the statements of operations for the year, resulting in the change in accounting policy disclosed in note 3-b;

(d)	Reclassification to cost of services rendered, of taxes on payments to foreign entities, originally recorded as financial expense.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

		2005
	Note	As reported	(a)	(c)	(d)	As adjusted
CONSOLIDATED STATEMENT OF OPERATIONS

Gross revenues
Telecommunications services	21	3,169,742	-	-	-	3,169,742
Sale of goods	21	733,530	-	-	-	733,530
		3,903,272	-	-	-	3,903,272
Deductions from gross revenues	21	(985,057)	-	-	-	(985,057)
Net revenues	21	2,918,215	-	-	-	2,918,215

Cost of services rendered	22	(846,102)	-	-	(487)	(846,589)
Cost of goods sold	22	(536,470)	-	-	-	(536,470)
Gross profit		1,535,643	-	-	(487)	1,535,156

Operating expenses:
Selling	23	(798,106)	-	-	-	(798,106)
General and administrative	24	(185,946)	-	-	-	(185,946)
Other operating expenses	25	(75,759)	50,450	-	-	(25,309)
		(1,059,811)	50,450	-	-	(1,009,361)

Income before financial results		475,832	50,450	-	(487)	525,795

Financial income (expenses):
Financial income	26	158,546	-	-	-	158,546
Financial expenses	27	(93,218)	-	-	487	(92,731)
Foreign exchange variation, net	28	(2,482)	-	-	-	(2,482)
		62,846	-	-	487	63,333

Operating income		538,678	50,450	-	-	589,128

Non-operating loss	29	(2,260)	-	-	-	(2,260)

Income before income and social contribution taxes and minority interest		536,418	50,450	-	-	586,868

Income and social contribution tax expense	30	(125,380)	(50,450)	35,289	-	(140,541)

Income before minority interest		411,038	-	35,289	-	446,327

Minority interest		(21,464)	-	-	-	(21,464)

Net income for the year		389,574	-	35,289	-	424,863

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

		Pro Forma 2005
	Note	As reported	(a)	(c)	(d)	As adjusted
CONSOLIDATED STATEMENTS OF OPERATIONS

Gross revenues
Telecommunications services	21	8,962,547	-	-	-	8,962,547
Sale of goods	21	2,270,057	-	-	-	2,270,057
		11,232,604	-	-	-	11,232,604
Deductions from gross revenues	21	(2,864,552)	-	-	-	(2,864,552)
Net revenues	21	8,368,052	-	-	-	8,368,052

Cost of services rendered	22	(2,908,491)	-	-	(22,487)	(2,930,978)
Cost of goods sold	22	(1,719,760)	-	-	-	(1,719,760)
Gross profit		3,739,801	-	-	(22,487)	3,717,314

Operating expenses:
Selling	23	(3,067,739)	-	-	-	(3,067,739)
General and administrative	24	(795,169)	-	-	-	(795,169)
Other operating expenses	25	(305,928)	50,450	-	-	(255,478)
		(4,168,836)	50,450	-	-	(4,118,386)

Loss before financial results		(429,035)	50,450	-	(22,487)	(401,072)

Financial income (expenses):
Financial income	26	181,362	-	-	-	181,362
Financial expenses	27	(368,135)	-	-	22,487	(345,648)
Foreign exchange variation, net	28	(185,856)	-	-	-	(185,856)
		(372,629)	-	-	22,487	(350,142)

Operating loss		(801,664)	50,450	-	-	(751,214)

Non-operating loss	29	(5,500)	-	-	-	(5,500)

Loss before income and social contribution taxes and minority interest		(807,164)	50,450	-	-	(756,714)

Income and social contribution tax expense	30	(160,933)	(50,450)	35,289	-	(176,094)

Loss before minority interest		(968,097)	-	35,289	-	(932,808)

Minority interest		(21,464)	-	-	-	(21,464)

Loss for the year		(989,561)	-	35,289	-	(954,272)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

		2006
	Note	As reported	(a)	(b)	(c)	(d)	As adjusted
CONSOLIDATED STATEMENTS OF OPERATIONS

Gross revenues
Telecommunications services	21	11,820,276	-	-	-	-	11,820,276
Sale of goods	21	2,057,283	-	-	-	-	2,057,283
		13,877,559	-	-	-	-	13,877,559
Deductions from gross revenues	21	(3,761,446)	-	22,134	-	-	(3,739,312)
Net revenues	21	10,116,113	-	22,134	-	-	10,138,247

Cost of services rendered	22	(4,096,500)	-	-	-	(25,739)	(4,122,239)
Cost of goods sold	22	(1,407,761)	-	-	-	-	(1,407,761)
Gross profit		4,611,852	-	22,134	-	(25,739)	4,608,247

Operating expenses:
Selling	23	(3,250,951)	-	-	-	-	(3,250,951)
General and administrative	24	(954,858)	-	-	-	-	(954,858)
Other operating expenses	25	(198,471)	50,450	(52,317)	-	-	(200,338)
		(4,404,280)	50,450	(52,317)	-	-	(4,406,147)

Income before financial results		207,572	50,450	(30,183)	-	(25,739)	202,100

Financial income (expenses):
Financial income	26	162,202	-	30,183	-	-	192,385
Financial expenses	27	(450,027)	-	-	-	25,739	(424,288)
Foreign exchange variation, net	28	(55,132)	-	-	-	-	(55,132)
		(342,957)	-	30,183	-	25,739	(287,035)

Operating loss		(135,385)	50,450	-	-	-	(84,935)

Non-operating income	29	2,526	-	-	-	-	2,526

Loss before income and social contribution taxes		(132,859)	50,450	-	-	-	(82,409)

Income and social contribution tax expense	30	(168,824)	(50,450)	-	16,141	-	(203,133)

Loss for the year		(301,683)	-	-	16,141	-	(285,542)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

4.	Summary of Accounting Practices

a)	Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the balance sheet date as cash and cash equivalents.

b)	Short-term investments

Short-term investments have maturities above three months from the balance sheet date and, are recorded at cost, as current assets, plus interest earned up to the balance sheet date. The balance of short-term investments is backed by government securities (LFTs and NTN’s) and Bank Deposit Certificates (CDB) issued by first tier banks, subject to an average rate of 101.95% of the Interbank Deposit Certificate (CDI) rate (11.82% at December 31, 2007 and 15.03% at December 31, 2006).

c)	Accounts receivable

Accounts receivable from mobile telephone subscribers and interconnection are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

d)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover probable losses on the receivables.

e)	Inventories

Inventories are stated at the average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value.

f)	Prepaid expenses

Prepaid expenses are stated at the amounts actually spent but not yet incurred.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

The subsidy on the sale of handsets and connect cards to postpaid subscribers are deferred and amortized over the minimum term of the service contract signed by subscribers (12 and 18 months, respectively). The penalties contractually established for those subscribers who cancel their subscription or migrate to prepaid plans before the end of the term of the contract are higher than the subsidy incurred on the sale of handsets and connect cards.

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

Interest computed on debts that are directly linked to the finance of the construction of property, plant and equipment, is capitalized until the related assets become operational and depreciated based on the useful lives of related assets.

Estimated costs to be incurred on dismantling cellular towers and equipment on leased property are capitalized and depreciated based on the useful lives of the related assets.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2005 and 2006 and 2007.

h)	Intangible assets

Intangible assets reflect (i) the purchase of authorizations and radiofrequencies stated at acquisition cost, (ii) deferred charges comprised by pre-operating expenses and financial costs of the required working capital at the subsidiaries’ pre-operating stage and (iii) goodwill.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

Amortization expense is calculated based on the straight-line method over the life of the assets, which are five years for radiofrequency bands, fifteen years for authorizations and ten years for goodwill and deferred charges.

i)	Income and social contribution tax

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

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and its subsidiaries’ management and of their legal advisors, and is recorded based on the probable losses at the end of the claims. Possible risk losses are disclosed and remote risk losses are not disclosed.

k)	Asset retirement obligations

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

l)      Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributors. For sales of handsets and connect cards where subsidies are granted to postpaid subscribers, such subsidies are expensed on a straight-line basis over a period of 12 and 18 months, respectively.  No revenue is recognized if its realization is not probable.

m)    Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses are recorded as selling expenses. The advertising expenses are R$41,740, R$338,385, R$317,534 and R$308,790, for the years ended December 31, 2005 as adjusted, December 31, 2005 pro forma as adjusted, December 31, 2006 as adjusted and December 31, 2007, respectively.

n)     Derivative instruments

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

o)    Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Deliberation No. 371.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

p)    Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries. During 2005 (see note 2-a), the subsidiaries TIM Sul, which was merged into TIM Celular, and TIM Nordeste Telecomunicações, which was merged into TIM Nordeste, became wholly-owned subsidiaries of the Company.

q)     Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing of the transaction date. Foreign currency denominated assets and liabilities are translated into Real using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of operations as they occur.

r)     Employees’ profit sharing

The Company and its subsidiaries record a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to the statements of operations’ accounts considering each employee’s cost center.

s)     Interest on shareholders’ equity

Brazilian corporations are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends. The amount of interest is at the Company’s discretion and is deductible for income tax purposes. The Company paid such interest to its shareholders with respect to the year ended December 31, 2005. The Company accrued the amount due, net of withholding tax, with a direct charge to shareholders’ equity. The distribution of such interest to shareholders is subject to withholding for income tax at the rate of 15%.

t)     Net income (loss) per shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. The 2005 and 2006 amounts are presented in lots of 1,000 shares and the 2007 amount is presented per share due to a reverse stock split that took place during 2007 (Note 20).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

u)     Use of estimates

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

5.       Accounts receivable

	2006	2007

Services billed	757,817	1,189,378
Unbilled services	423,097	547,911
Interconnection	736,352	872,195
Sale of handsets	879,131	859,364
Other accounts receivable	35,097	17,021
	2,831,494	3,485,869

Allowance for doubtful accounts	(309,431)	(455,939)
	2,522,063	3,029,930

The changes in the allowance for doubtful accounts were as follows:

	2005	2005 Pro forma	2006	2007

Beginning balance	64,307	193,356	69,557	309,431
Effects of mergers (note 2-b)	-	-	167,817	-
Provision charged to selling expense	117,978	334,462	451,976	595,931
Write-offs	(112,728)	(290,444)	(379,919)	(449,423)
Ending balance	69,557	237,374	309,431	455,939

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

In the third quarter of 2007, during the implementation of a new credit and collection controls management system, it came to management’s attention that certain amounts recorded as accounts receivable from sales of handsets in installments were not being invoiced in the monthly bills to customers during the current and in the last three fiscal years. This resulted in a write-off of accounts receivable from sales of handsets in the amount of R$173,310, of which, R$118,640 was recorded as selling expenses and R$54,670 as a reduction of sales of goods. During December 2007 the Company resumed to invoice installments from sale of handsets in the customers monthly bills.

6.	Inventories

	2006	2007

Cellular handsets and connect cards	156,986	236,658
Accessories and prepaid cards	3,558	21,106
TIM "chips"	22,806	40,231
	183,350	297,995

Provision for adjustment to realizable value	(19,242)	(19,869)
	164,108	278,126

7.	Recoverable taxes

	2006	2007

Corporate Income Tax	34,739	85,487
Social Contribution on net income	4,654	25,005
ICMS - Value-Added Tax on Sales and Services	422,216	462,722
PIS - Employees Profit Participation Program and COFINS - Tax for Social Security Financial	96,858	143,697
Recoverable income taxes withheld	9,809	9,755
Other	9,947	2,748
	578,223	729,414

Current	(292,542)	(495,932)
Noncurrent	285,681	233,482

The noncurrent portion, refers mainly to ICMS tax credits on the acquisition of fixed assets.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

On March 13, 2006, and October 22, 2007, favorable final court decisions not subject to further appeal were given to the subsidiary TIM Nordeste (“Maxitel”) declaring the unconstitutionality of Law No. 9,718/98, which expanded the calculation basis of PIS and COFINS to include revenues other than sales. As a result of this decision, the subsidiary recorded in 2006 and 2007 tax credits amounting to R$52,317 and R$23,424 related to for the periods from February 1999 through December 2002 related to PIS, and February 1999 through January 2004 related to COFINS.

The Company and its subsidiary TIM Celular await a favorable ruling on a similar claim, however, the companies have not yet received the ruling, therefore they have not recorded the related PIS and COFINS credits. The amounts involved are R$16,342 and R$37,963, respectively.

8.	Deferred income and social contribution taxes

The deferred income and social contribution taxes are comprised as follows:

	2006	2007

Goodwill on privatization	234,939	86,556
Reversal of the provision for integrity of equity	(155,060)	(57,127)
Tax benefit related to goodwill paid on privatization	79,879	29,429

Current	(50,450)	(29,429)
Noncurrent	29,429	-

Tax benefit related to goodwill paid on privatization

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the deferred tax benefit is a special reserve for goodwill in shareholders’ equity and is realized based on the estimated future profitability and the time of concession, which is expected to terminate in 2008. The goodwill amortization is recorded as provision for income tax and social contribution.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

For the year ended December 31, 2007, R$50,450 (R$50,450 for 2006 and R$50,450 for 2005) related to such goodwill were amortized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder of the Company (note 20-b). The minority shareholders are ensured of preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special goodwill reserve recorded by the Company represents the parent company’s right on future capitalization (note 20-b).

Other deferred taxes

The subsidiaries TIM Celular and TIM Nordeste had a history of losses and unused tax credits prior to the merger with TIM Sul and TIM Nordeste Telecomunicações, respectively (note 2-c), and did not recognize deferred tax assets.

Before the mergers described in note 2-c, the Company and its subsidiaries, that had a history of profits, recognized tax credits on goodwill paid on privatization, tax losses and negative social contribution basis, and temporary differences.

As described in note 2-c, the Company reorganized its corporate structure and, accordingly, management’s analysis and projections of tax credit realization were prepared pursuant to this new structure. As a result of this, during 2006, the Company wrote-off the deferred tax assets of R$75,133 related to temporary differences and tax losses carry forwards and negative basis of social contribution recorded in the balance sheet.

The income and social contribution tax loss carryforwards which would have been recognized if there was evidence of recoverability are summarized as follows:

	Tax losses		Negative basis
	2006	2007	2006	2007

TIM Celular	3,683,616	3,554,473	3,683,616	3,554,473
TIM Nordeste (f/k/a Maxitel)	2,397,426	2,393,527	2,397,337	2,393,259
TIM Participações	14,523	19,348	14,523	19,349

	6,095,565	5,967,348	6,095,476	5,967,081

Tax credit not recorded	1,523,891	1,491,837	548,593	537,037

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

9.	Prepaid expenses

	2006	2007

Subsidy on sales of handsets	160,172	176,060
Advertising expenses	51,860	53,516
Lease	11,004	8,443
Financial charges	8,814	5,192
Other	2,415	4,682
	234,265	247,893

Current	(221,008)	(240,087)
Noncurrent	13,257	7,806

10.	Property, plant and equipment

		2006
	Annual depreciation rate	Cost	Accumulated depreciation	Net
	%

Switching/transmission equipment	14.29	6,562,135	(3,599,425)	2,962,710
Handsets (*)	50	768,627	(441,300)	327,327
Infrastructure	33.33	1,478,373	(572,788)	905,585
Leasehold improvements	33.33	96,345	(51,845)	44,500
Software and hardware	20	4,164,731	(1,868,881)	2,295,850
Assets for general use	10	283,750	(81,144)	202,606
Subtotal		13,353,961	(6,615,383)	6,738,578
Land		24,326	-	24,326
Construction in progress		422,960	-	422,960
		13,801,247	(6,615,383)	7,185,864

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

		2007
	Annual depreciation rate	Cost	Accumulated depreciation	Net
	%

Switching/transmission equipment	14.29	7,195,252	(4,348,989)	2,846,263
Handsets (*)	50	757,288	(501,919)	255,369
Infrastructure	33.33	1,625,288	(737,835)	887,453
Leasehold improvements	33.33	108,597	(69,669)	38,928
Software and hardware	20	5,097,001	(2,664,398)	2,432,603
Assets for general use	10	320,254	(110,588)	209,666
Subtotal		15,103,680	(8,433,398)	6,670,282
Land		25,472	-	25,472
Construction in progress		326,065	-	326,065
		15,455,217	(8,433,398)	7,021,819
(*) Represents inventories owned by the subsidiaries and provided free of charge to corporate customers.

Construction in progress refers basically to the construction of new transmission units (Cell Sites - BTS) for network expansion.

The Company capitalized interest as follows:

	2005	2005 Pro forma	2006	2007

Capitalized interest	1,352	5,041	16,564	11,347

Implementation of GSM technology

TIM Celular and TIM Nordeste began, in the second half of 2003, introducing GSM technology into their service network, supplementing current TDMA technology. At December 31, 2007 no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation by the companies until 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and will be fully depreciated by 2008.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

11.	Intangibles

	Annual amortization rate %	2006	2007

PCS authorizations and radiofrequencies	7-20	3,223,069	3,252,103
Deferred charges	10	423,351	423,351
Goodwill on acquisition of additional shares in TIM Celular	10	16,918	16,918
Other	-	20	20
		3,663,358	3,692,392

Accumulated amortization		(1,501,419)	(1,792,989)
		2,161,939	1,899,403

12.	Accounts payable and accrued expenses

	2006	2007

Local currency
Suppliers of materials and services	2,147,567	2,464,225
Interconnection charges (a)	293,700	310,977
Roaming charges (b)	14,444	981
Co-billing charges (c)	137,886	213,281
	2,593,597	2,989,464

Foreign currency
Suppliers of materials and services	94,474	93,165
Roaming charges (b)	38,851	60,702
	133,325	153,867
	2,726,922	3,143,331

(a)	Refers to use of the network of other fixed and mobile telephone operators, where calls are initiated at TIM network and end in the network of other operators;

(b)	This refers to calls made when customers are outside their registration area, being therefore considered visitors in the other network (roaming); and

(c)	This refers to calls made by customers when they choose another long-distance call operator – CSP (“co-billing”).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

13.	Loans and financing

	Maturity dates	2006	2007
Banco do Nordeste - financing subject to fixed interest of 11.5% p.a., with a 15% to 25% bonus for principal payments made on or before the maturity dates, the subject matter of a hedging operation for which the rate is 69.8% and 76.90% of CDI rate.	04/2013	195,187	165,731

Banco BBA Creditanstalt S.A – debt balance is updated by the CDI rate plus 3.3% interest p.a.	01/2007	1,565	-

Union Debt – the debit balance is updated based on the CDI rate variation plus a 0.90% p.a. This margin is established in accordance with the Consolidated Net Debt / Consolidated EBITDA ratio, calculated based on the financial statements of the Company.	08/2009	600,000	600,000

BNDES (National Bank for Economic and Social Development): this financing bears interest at 3.85% p.a plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank or of the "UMBNDES" of the Basket of Currencies plus res. Rate 635/87 (average BNDES external funding rate). The Basket of Currencies financing was the subject matter of a swap to some 128% of the daily CDI rate. The financing at the TJLP was the object of a swap to 85.85% of the daily CDI rate.	01/2008	119,161	-

BNDES (National Bank for Economic and Social Development): this financing bears interest at an average rate of 4.20% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. 44% of the TJLP financing was the object of swap to 91.43% of the daily CDI rate.	08/2013	1,123,461	1,064,907

BNDES (National Bank for Economic and Social Development): this financing bears interest at an average rate of 3.0% p.a., plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. The TJLP financing was the object of swap to 81.80% of the daily CDI rate.	10/2011	50,173	48,258

Compror 2770: Bank financing for payment of goods and services suppliers, linked to foreign currency variations. 27% of the agreements denominated in US dollars (average coupon of 6.42% p.a.) and 73% of the agreements denominated in Yen (average coupon of 0.93% p.a.) These agreements are the object of swap operations which result in cost of some 104.5% of the CDI daily rate.	06/2008	61,814	234,649

Swap contracts relating to the above financing		22,354	3,056
		2,173,715	2,116,601

Current		(294,036))	(774,743)
Noncurrent		1,879,679	1,341,858

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

The BNDES loans and the Union Debt are subject to certain covenants covering specific ratios on a semi annual basis. As of December 31, 2007, the Company was in compliance with all covenants.

Guarantees for the financings are as follows: BNDES – guaranteed by collections from wireless telecom services, and Union Debt – guaranteed by TIM Brasil.

The subsidiaries entered into swap agreements to protect themselves against devaluation of the Real in relation to foreign currencies, and against changes in the fair value of financing indexed to fixed interest rates and TJLP, of which the contract term is the same as that stipulated in the financing agreement.

The noncurrent portion of loans and financing matures, as follows:

2009	534,081
2010	234,135
2011	232,091
2012	211,730
2013 onwards	129,821
1,341,858

14.	Salaries and related charges payable

	2006	2007

Salaries and fees	2	14
Social charges	23,514	26,157
Labor provisions	68,314	75,585
Employee retention	663	8,797
	92,493	110,553

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

15.	Taxes, Charges and Contributions

	2006	2007

Corporate Income Tax and Social Contribution on net income	5,830	104,848
ICMS - Value-Added Tax on Sales and Services	268,203	337,849
COFINS - Tax for Social Security Financial	36,838	42,804
PIS - Employees Profit Participation Program	7,982	9,274
ANATEL (*)	22,547	40,916
IRRF - Withholding tax	2,851	2,079
ISS - Tax for services	20,366	20,282
Other	5,647	12,294
	370,264	570,346
(*) Refers to (i) FISTEL - Fund for Telecommunications Inspection, (ii) FUST - Telecommunications Services’ Universalization Fund, and (iii) FUNTTEL - Fund for the Technological Development of Telecommunications.

16.	Authorizations payable

	2006	2007
PCS exploitation rights
Authorizations acquired	164,560	164,560
Payments	(157,219)	(168,455)
Monetary adjustment	37,476	38,686
	44,817	34,791

Current	(38,275)	(34,791)
Noncurrent	6,542	-

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) rate, plus interest of 1% per month.

17.	Other current liabilities

	2006	2007

Deferred revenue (a)	86,394	107,144
Reverse stock split liability (b)	-	20,669
Other	7,054	8,374
	93,448	136,187

(a)   Refers to revenues from prepaid services.
(b)   Refers to a liability to shareholders for fractions of shares that were not adjusted to 1,000 shares on the date of the reverse stock split. This balance is payable upon demand (Note 20).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

18.	Provision for contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax, regulatory and civil) arising in the ordinary course of their business, and have recorded provisions when management believes it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies and related judicial deposits are comprised as follows:

	Contingencies		Judicial Deposits
	2006	2007	2006	2007

Civil	46,895	79,639	13,172	23,220
Labor	37,930	50,008	16,395	31,989
Tax	38,927	76,159	27,853	47,193
Regulatory	4,381	9,934	-	-
	128,133	215,740	57,420	102,402

The changes in the provision for contingencies can be summarized as follows:

	2006	Additions, net of reversals	Payments	Monetary variations	2007

Civil	46,895	40,156	(28,597)	21,185	79,639
Labor	37,930	9,472	(953)	3,559	50,008
Tax	38,927	15,345	(1,374)	23,261	76,159
Regulatory	4,381	3,938	(4)	1,619	9,934
	128,133	68,911	(30,928)	49,624	215,740

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for civil damages.

Labor contingencies

These involve several labor claims, mainly related to salary differences, salary parity and overtime payment, among others.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

Tax Contingencies

IR (income tax) and CSLL (social contribution on net income)

In 2005, the subsidiary TIM Nordeste was assessed R$126,933 by the Belo Horizonte Federal Revenue Service (SRF) authorities related to (i) taxation on monetary variations arising from swap transactions and exchange variations on unsettled loans, (ii) collection of a one-time fine for nonpayment of social contribution tax on net profit on a monthly estimated basis, for 2002 and part of 2001, (iii) nonpayment of corporate income tax on a monthly estimated basis for 2002, and (iv) remittance of interests abroad, subject to withholding income tax. The subsidiary is currently discussing these assessments with the tax authorities and, based on the opinion of both internal and external legal advisors, management concluded that probable losses to be incurred in these proceedings amount to R$32,750. Such amount is related to contingencies for income tax and social contribution. If such amount had been paid at the time it was incurred, it would have been recorded as income and social contribution tax expense. Therefore, the subsidiary recorded the provision as income and social contribution tax expense in 2005.

In September 2003, the subsidiary TIM Nordeste received an assessment in the state of Ceará at the amount of R$12,721, related to: (i) disallowance of expenses used to calculate the income tax for the periods from 1999 to 2001, amounting to R$8,402; (ii) differences in the payments of social contribution for the periods from 1998 to 2001, amounting to R$3,208; e (iii) differences in the payments of PIS and COFINS for the periods from 1998 to 2002, amounting to R$334 and R$777, respectively. The Company did not succeed in its defense at the administrative level. As a consequence, based on the opinion of both internal and external legal counsel losses were deemed probable, and, of the R$12,721, Management recorded a provision of R$11,610, against “Income tax and social contribution expense” and one in the amount of R$1,111, for PIS and COFINS, as “Other Operating Expenses”.

ICMS (Value-Added Tax on Sales and Services)

TIM Celular received delinquency notices from the Santa Catarina state tax authorities in 2003 and 2004, amounting to R$46,033, mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external counsel, management concluded that probable losses to be incurred in these proceedings amount to R$2,650, being such properly recorded.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

In October 2006, the subsidiary TIM Celular joined the “Revigorar II” – State of Santa Catarina Economic Recovery Program whereby it agreed to settle the tax debt arising from reversed ICMS rate differences on acquisition of handsets from other Brazilian states. With the termination of this claim, the previous judicial deposit in the amount of R$11,779, for which a provision had been recorded, was reversed.

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

Regulatory Contingencies

Due to noncompliance with certain provisions of the PCS Regulation and quality targets, defined in the General Plan of Quality Targets for PCS (PGMQ-PCS), ANATEL started a proceeding for noncompliance with obligations (PADO) against the subsidiaries.

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

	2006	2007

Civil	67,785	85,622
Labor	42,137	76,524
Tax	656,602	935,699
Regulatory	22,868	28,014
	789,392	1,125,859

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

A description of the significant claims involving possible loss is as follows:

Taxes

Income Tax and Social Contribution

On October 30, 2006, the indirect subsidiary TIM Nordeste was assessed at the amount of R$331,171 which was then reduced to for R$258,144 under a single administrative process referring to IRPJ, CSL and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99.

After timely challenging these assessment notices the subsidiary now awaits the taxing authorities´ decision on the matter.

 In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSL and a separate fine totaling R$73,027 (principal and separate fine) had been excluded from the assessment notice, fact that caused the reduction of the original assessment. As a consequence, this assessment was partially reduced, the discussion on the remainder being transferred to 160 compensation processes, currently totaling R$85,562. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for the above mentioned processes.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

PIS and COFINS

In 2004, the TIM Nordeste received delinquency notices related to PIS and COFINS payable on foreign exchange gains generated in 1999. The two notices filed by the tax authorities amount to R$30,913. Given the differing interpretations of the applicable legislation, a provision was recorded in 2004 for probable losses. On March 13, 2006 a favorable court ruling was issued on the claim filed by the Company against Law 9,718/98, with no right to further appeal. The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating income. In view of the final decision, Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (note 25). In April 2007, part of the delinquency notice at the amount R$5,293 was extinguished, and was related to PIS on exchange variation, and the remainder (R$25,620) is still under discussion, but it will not supersede the Company’s favorable court ruling on unconstitutionality.

ICMS - Value-Added Tax on Sales and Services

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

In November 2007, the subsidiary TIM Celular was assessed by the State of Rio de Janeiro´s tax authorities at the amount of R$38,274, for allegedly having taken undue ICMS credit from the acquisition of fixed. This assessment is being disputed by the Company at administrative level.   Based on its internal and external lawyers´ opinion, the Company has not set up a provision the above mentioned litigation.

In November 2007, the subsidiary TIM Celular was assessed by the State of Rio de Janeiro´s tax authorities at the amount of R$17,241 for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being disputed by the subsidiary at the administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for the above mentioned litigation.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

In November 2007, the subsidiary TIM Celular was assessed by the State of São Paulo tax authorities at the amount of R$151,017, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services rendered from January through December of 2003. This assessment is being disputed by the subsidiary at administrative level.  Based on its internal and external lawyers´ opinion, the Company has not set up a provision the above mentioned litigation.

ISS

On December 20, 2007, the subsidiary TIM Celular was assessed by the State of Rio de Janeiro’s tax authorities, at the amount of R$66,634 for allegedly failing to pay ISS tax on the following services: technical programming, administrative plan cancellation services, telephone directory aid service and provision of data and information and network infrastructure sharing. This assessment is being disputed by the Company at administrative level.   Based on its internal and external lawyers´ opinion, the Company has not set up a provision the above mentioned litigation.

Fund for Universalization of Telecommunications Services – FUST contribution tax

On December 15, 2005, ANATEL issued its Summary no. 07, aiming at collect FUST on interconnection revenues, as from the date of enactment of Law 9,998 of August 17, 2000.  The Company and its subsidiary understand that based on applicable legislation (including the sole paragraph of article 6 of Law 9,998), interconnection revenues are not subject to FUST, and accordingly, Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company’s subsidiaries at the amount of R$31,338 referring to FUST on interconnection revenues and related fines for the calendar year 2001 in response to Summary no. 07.

From September to December 2007, ANATEL issued several assessment notices against the Company’s subsidiaries totaling R$18,623, in connection with FUST allegedly due on interconnection revenues for the calendar year 2002.  ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a favorable court decision to the subsidiaries.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

Fund for Technological Development of Telecommunications – FUNTTEL contribution tax

In December, 2006, November and December, 2007, the Communications Ministry issued an assessment against the Company’s subsidiaries, totaling R$10,662, related to FUNTTEL on interconnection revenues supposedly due during calendar years 2001 and 2002, as well as related fines. The Company understands that the above mentioned revenues are not subjected FUNTTEL. The Company appealed for an injunction for the non collection of FUNTTEL on interconnection revenues, based on the same arguments defended for FUST. The claims for FUNTTEL collection on interconnection revenues has been suspended, because of favorable court ruling issued in favor of the subsidiaries.

Regulatory

Fund for fiscalization of Telecommunications Services - FISTEL

The subsidiary TIM Celular holds the PCS authorization to operate in Paraná state (except for the cities of Londrina and Tamarana). During 2006 the authorization was renewed for an additional period the Authorization Term n° 002/2006/PVCP/SPV issued by ANATEL , for the period of 15 years, starting at the primarily effective date of this authorization, and, therefore, extended until September 3, 2022. As a consequence of the renewal of this authorization, as a consequence of Act nº 57,551, issued on April 13, 2006, ANATEL charged the company with a Facilities Fiscalization Tax (“TFI”) related to its mobile stations operating in the service area, although these stations are already licensed, at the amount of R$80,066.

The obligation of a new TFI’s collection results of the ANATEL’s understanding of the applicability of Resolution nº 255, article 9, that foresees the issuance of new licenses for stations as a consequence of authorization renewal. Management does not believe that this charge is appropriate and will file an administrative claim, which will cease the obligation until ANATEL comes to a final decision.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

Potential litigation

Litigation Arising Out of Events Prior to the Breakup of TELEBRÁS

Telecomunicações Brasileiras S.A. - TELEBRÁS and its operating subsidiaries (collectively, the Predecessor Companies), the legal predecessors of the Company and its subsidiaries, respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Company’s subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions were assigned to the Company’s subsidiaries. Any claims against the Predecessor Companies that are not satisfied by the Predecessor Companies could result in claims against the Company’s subsidiaries, to the extent that the Company’s subsidiaries have received assets that might have been used to settle such claims had such assets not been spun off from the Predecessor Companies.

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
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

Leases

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2005	2005 pro forma	2006	2007
Rent expense	27,884	181,210	189,511	190,339

At December 31, 2007, the future minimum operating lease payments under lease agreements are as follows:

2008	198,524
2009	206,336
2010	214,501
2011	222,992
2012	231,823
1,074,176

19.	Asset retirement obligations

The changes in asset retirement obligations were as follows:

	2006	2007

Balance at the beginning of the year	115,211	158,168

Effects of merger of TIM Celular	282,216	-
Additions during the period, net of disposals	50,232	15,190
Accretion expense during the year	26,594	18,779
Revision of estimate in December 31, 2006	(316,085)	-
Balance at the end of the year	158,168	192,137

The Company’s subsidiaries are contractually obligated to dismantle their cellular towers from various sites they lease.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

Pursuant to Circular CVM/SNC/SP No. 01/2007, the Company must record as asset retirement obligations the present value of the estimated costs to be incurred for dismantling and removing cellular towers and equipment from leased sites. The offset to this provision is recorded as property, plant and equipment, and the depreciation is calculated based on the useful lives of the corresponding assets.

The asset retirement obligations were recorded at present value, and consequently, financial expenses totaling R$18,779 were recorded in the consolidated statement of operations for the year ended December 31, 2007 (R$26,594 for 2006).

20.	Shareholders’ equity

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

On March 16, 2006, the Shareholders’ Meeting approved a capital increase of R$5,983,784 through the issuance of 491,506,603,551 common shares and 951,506,373,542 preferred shares due to the incorporation of shares of TIM Celular with no par value, on behalf of TIM Brasil Serviços e Participações and there was no exercise of withdrawal rights by common shareholders of the Company. At this same meeting, authorized capital was increased from 1,400 billion shares to 2,500 billion shares. Had the reverse stock split occurred during 2006 the Company would have issued 491,506,603 common shares and 951,506,374 preferred shares and authorized capital would have increased to 2,500 million shares.

On September 29, 2006, the Shareholders’ Meeting of the Company, approved a capital increase of R$50,450, through the issuance of 2,427,042,369 common shares and 4,698,352,944 preferred shares with no par value on behalf of TIM Brasil. Had the reverse stock split occurred during 2006 the Company would have issued 2,427,042 common shares and 4,698,353 preferred shares. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of the Company. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

The subscription price per 1,000 shares was R$8.92 for the common shares and R$6.13 for the preferred shares. Had the reverse stock split occurred during 2006 the subscription price would have been R$8.92 per common share and R$6.13 per preferred share. At the same Extraordinary General Meetings, the shareholders approved another capital increase of R$6,401 through capitalization of Future Capital Increase Reserve without issuance of shares, in benefit of all shareholders.

On May 30, 2007 the Shareholders’ Meeting of the Company approved a reverse stock split of all shares issued by the Company at the ratio of 1,000 (one thousand) shares to 1(one) share of each class. In the period from June 1, 2007 to July 2, 2007, the shareholders adjusted their ownership positions to lots of multiples of 1,000 shares of class, in a private negotiation at BOVESPA (São Paulo Stock Exchange) or the counter market, at their free and exclusive discretion.

On September 18, 2007, 2,285,736 shares (1,185,651 common shares and 1,100,085 preferred shares) were sold at an auction held at the São Paulo Stock Exchange - BOVESPA. Those shares represented fractions resulting from the reverse stock split approved at the Extraordinary Shareholders´ Meeting held at May 30, 2007 which were not adjusted to a position of 1,000 shares by the respective shareholders. The proceeds from this sale (R$20,689) represent a liability and are available to the respective shareholders at any branch of Banco ABN AMRO Real S.A. (Note 17).

On November 5, 2007, the Shareholders’ Meeting of the Company, approved a capital increase of R$37,815, through the issuance of 1,447,392 common shares and 2,801,911 preferred shares with no par value on behalf of TIM Brasil. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of the Company. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

The subscription price per share was R$11.24 for the common shares and R$7.69 for the preferred shares.

Shares with no par value represent the subscribed and paid-in capital, as follows:

	2005(*)	2006(*)	2007

Number of common shares	299,610,631,068	793,544,276,988	794,991,669
Number of preferred shares	579,965,856,092	1,536,170,582,578	1,538,972,494
	879,576,487,160	2,329,714,859,566	2,333,964,163

(*) Had the reverse stock split occurred on December 31, 2005 shares outstanding for the years ended December 31, 2005 and 2006 would have amounted to 879,576,487 and 2,329,714,860, respectively.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

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

Reserve for Future Capital Increase

On March 8 and 9, 2005, capital increases were approved at the subsidiaries TIM Nordeste and TIM Celular, respectively, as a consequence of the capitalization of part of the special goodwill reserve, as above mentioned. The deadline for the minority shareholders to exercise their preference rights ended 30 days after the date of approval, when the Company received the amount of R$6,401 from the shareholders who exercised their rights. When the amount was received, the exchange relation of shares described in note 2-a, in which the subsidiaries became wholly owned by the Company and the respective capital increases had been established. Thus, the amount received from minority shareholders (now shareholders of the Company) was recorded as Reserve for Future Capital Increase.

On September 29, 2006, the Shareholders’ Meeting approved a capital increase in the amount of R$6,401 without issuance of shares, in benefit of all shareholders.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

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

Unearned income reserve

In conformity with Law No. 10,303/01, a reserve of R$18,838 was established by the Company, in 2003 for the amount of compulsory dividends, that exceeded the realized portion of net income for the year. The portion of the net income not realized was related to the tax incentives granted to its subsidiaries.

On March 7, 2006, the General Shareholders’ Meeting approved management’s proposal to distribute the reserve of R$18,838 as dividends.

Expansion Reserve

This reserve, which is set up based on paragraph 2, article 46 of the by-laws and article 194 of Law 6,404/76, is intended to fund investment and network expansion projects.

The Company’s management realized in 2007 part of the reserve for expansion, in the amount of R$450,763, as dividend distribution related to the year ended December 31, 2006 (note 20-d).

The Company’s management proposed the realization of the remaining balance of the “Reserve for Expansion” in the amount of R$139,697, as dividend distribution related to the year ended December 31, 2007 (Note 20-d).

d.      Dividends

Dividends are calculated in accordance with the by-laws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

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

The dividends proposed for the year ended December 31, 2007, are based on the distribution of 100% of the adjusted net income for the year ended December 31, 2007 and distribution of the remaining balance of the expansion reserve to the preferred shareholders, as follows:

2007
Capital stock	7,550,525

Dividends: 6% for preferred shares according by-laws	298,720

Net income for the year	76,095
(-) Setup of legal reserve	(3,805)
Adjusted net income	72,290

Minimum Dividend for preferred shareholders
Minimum dividends calculated based on 25% of adjusted income	18,073
(+) Supplementary dividends to income distributed	54,217
(=) Dividends referring to income distribution	72,290
(+) Distribution of 100% of the reserve for expansion	139,697

Total dividends proposed (fully to preferred shareholders and corresponding to the total revenue reserves available for distribution)	211,987

Dividends per shares (expressed in Reais)
Preferred shares	0.1377

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

According to by-laws, the Company, minimum not cumulative dividends, calculated in 6% of the capital stock would be R$298,720. However, management proposes to distribute all available profit and reserves on December 31, 2007, as dividends to preferred shareholders.

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

2006

Capital stock	7,512,710
Dividends: 6%	450,763

Preferred dividends	297,225
Common dividends	153,538
Total proposed dividends	450,763

Dividends per 1,000 shares (expressed in Reais)
Common shares	0.1935
Preferred shares	0.1935

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

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

Dividends and interest on shareholders’ equity per 1,000 shares (expressed in Reais)

Common shares	0.1387
Preferred shares	0.1387

The dividends and interest on shareholders’ equity payable as of December 31, 2007 include R$27,521 relating to prior years (R$22,195 in 2006).

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

On April 26, 2005, the Company’s Board of Directors approved a capital increase of R$2,006 through the issuance of 595,198 lots of 1,000 preferred shares, for the price of R$3.37 per 1,000 share, resulting from the exercise of stock options by 24 Company employees in connection with the Company’s stock option plan. Had the reverse stock split occurred during 2005 the Company would have issued 595,198 preferred shares for the price of R$3.37 per share.

The market value of the Company’s preferred shares as of the date of capital increase was R$3.84 per 1,000 share. Had the reverse stock split occurred during 2005 the market value would have been R$3.84 per share.

The term for exercise of all remaining unexercised stock options expired in 2005. The stock option plan was terminated in 2005 and the Company has not adopted a new stock option plan.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

21.	Net operating revenues

	2005	2005 Pro forma	2006 as adjusted	2007

Revenue from telecommunications services - Mobile
Subscription charges	258,610	531,764	580,277	444,156
Use charges	1,664,512	4,406,139	5,476,107	7,267,947
Interconnection	940,251	2,484,748	3,439,305	4,466,525
Long distance service	32,797	851,984	1,351,150	1,889,708
Value-added services – VAS	218,965	584,298	886,181	1,217,111
Other	54,607	103,614	87,256	91,103
	3,169,742	8,962,547	11,820,276	15,376,550

Sales of goods	733,530	2,270,057	2,057,283	1,838,102
Gross operating income	3,903,272	11,232,604	13,877,559	17,214,652

Deductions
Taxes	(813,302)	(2,414,445)	(2,899,699)	(3,580,412)
Discounts	(150,624)	(355,161)	(665,342)	(1,018,993)
Other	(21,131)	(94,946)	(174,271)	(173,605)
	(985,057)	(2,864,552)	(3,739,312)	(4,773,010)

Net operating revenues	2,918,215	8,368,052	10,138,247	12,441,642

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

22.	Cost of services rendered and goods sold

	2005 as adjusted	2005 Pro forma as adjusted	2006 as adjusted	2007

Personnel	(26,868)	(123,692)	(106,825)	(99,484)
Third-party services	(71,581)	(255,218)	(280,165)	(224,362)
Interconnection charges	(340,810)	(1,278,184)	(2,254,799)	(3,491,292)
Depreciation and amortization	(383,351)	(1,121,152)	(1,324,843)	(1,332,855)
Telecommunications supervision fund (Fistel)	(2,643)	(12,462)	(10,618)	(6,775)
Other	(21,336)	(140,270)	(144,989)	(142,660)
Cost of services rendered	(846,589)	(2,930,978)	(4,122,239)	(5,297,428)

Cost of goods sold	(536,470)	(1,719,760)	(1,407,761)	(1,434,430)
Total cost of services rendered and goods sold	(1,383,059)	(4,650,738)	(5,530,000)	(6,731,858)

23.	Selling expenses

	2005 as adjusted	2005 Pro forma	2006	2007

Personnel	(66,515)	(226,881)	(300,389)	(337,053)
Third-party services	(375,353)	(1,460,065)	(1,347,196)	(1,622,047)
Advertising expenses	(41,740)	(338,385)	(317,534)	(308,790)
Allowance for doubtful accounts	(117,978)	(334,462)	(451,976)	(714,571)
Telecommunications supervision fund (Fistel)	(123,858)	(356,964)	(410,756)	(502,794)
Depreciation and amortization	(49,194)	(239,065)	(325,038)	(327,222)
Other	(23,468)	(111,917)	(98,062)	(78,448)

Selling expenses	(798,106)	(3,067,739)	(3,250,951)	(3,890,925)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

24.	General and administrative expenses

	2005	2005 Pro forma	2006	2007

Personnel	(31,781)	(154,858)	(187,676)	(188,860)
Third-party services	(98,489)	(318,913)	(362,173)	(365,272)
Depreciation and amortization	(43,486)	(249,026)	(332,825)	(414,234)
Other	(12,190)	(72,372)	(72,184)	(64,427)

General and administrative expenses	(185,946)	(795,169)	(954,858)	(1,032,793)

25.	Other operating income (expenses)

	2005 as adjusted	2005 Pro forma as adjusted	2006 as adjusted	2007

Income
Telecommunication service fines	11,274	31,030	50,913	66,567
Reversal of the provision for contingencies (a)	3,566	23,709	39,754	2,210
Other operating income	3,760	16,275	33,168	12,018
	18,600	71,014	123,835	80,795

Expenses
Goodwill amortization	(1,581)	(1,581)	(1,581)	(1,581)
Amortization of concessions	(9,295)	(248,238)	(248,238)	(247,654)
Taxes, charges and contributions	(16,660)	(19,485)	(29,130)	(9,899)
Provision for contingencies	(10,242)	(32,897)	(22,165)	(28,583)
Loss on judicial proceedings	(6,131)	(18,338)	(21,145)	(32,800)
Other operating expenses	-	(5,953)	(1,914)	(139)
	(43,909)	(326,492)	(324,173)	(320,656)

Other operating expenses	(25,309)	(255,478)	(200,338)	(239,861)

 (a)  In 2006, primarily refers to reversal of the provision for PIS and COFINS in subsidiary TIM Nordeste (see note 18).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

26.	Financial income

	2005	2005 Pro forma	2006 as adjusted	2007

Interest accrued on short-term investments	137,701	138,496	117,028	24,516
Monetary adjustment	6,716	6,980	14,623	28,429
Interest on accounts receivable	9,985	18,037	13,620	17,221
PIS/Cofins recovery (Notes 3-d and 8)	-	-	30,183	23,424
Other	4,144	17,849	16,931	10,533

Financial income	158,546	181,362	192,385	104,123

27.	Financial expenses

	2005 as adjusted	2005 Pro forma as adjusted	2006 as adjusted	2007

Interest on loans and financing	(10,454)	(125,940)	(240,221)	(208,546)
Interest on suppliers	(3,671)	(17,137)	(29,314)	(12,699)
PIS and Cofins on financial income (*)	(12,334)	(28,020)	-	-
Monetary adjustment	(10,356)	(50,881)	(47,313)	(73,267)
Interest on taxes and charges	(2,581)	(13,966)	(10,035)	(6,849)
CPMF (tax on financial activities)	(16,251)	(49,725)	(48,568)	(51,941)
Financial expenses on handset sales	(31,689)	(38,513)	(20,017)	-
Other	(5,395)	(21,466)	(28,820)	(26,811)

Financial expenses	(92,731)	(345,648)	(424,288)	(380,113)

(*) PIS and Cofins are no longer applicable to financial income due to decree No.5.442/2005.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

28.	Foreign exchange variation, net

	2005	2005 Pro forma	2006	2007

Loans and financing	5,234	(159,126)	9,147	7,004
Suppliers – Trade payables	1,262	12,909	11,967	10,366
Swap	(8,988)	(36,401)	(74,647)	(12,981)
Other	10	(3,238)	(1,599)	(7,250)

Foreign exchange variation, net	(2,482)	(185,856)	(55,132)	(2,861)

29.	Non-operating income (loss)

	2005	2005 Pro forma	2006	2007
Income
Fixed asset disposals	3,413	6,674	12,182	11,093
Other	-	-	-	283
	3,413	6,674	12,182	11,376
Expenses
Cost of fixed assets disposed off	(5,673)	(11,647)	(9,656)	(35,798)
Other	-	(527)	-	-
	(5,673)	(12,174)	(9,656)	(35,798)

Non-operating income (loss)	(2,260)	(5,500)	2,526	(24,422)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

30.	Income and social contribution taxes expenses and tax losses

Income and social contribution taxes expenses are as follows:

	2005 as adjusted	2005 Pro forma as adjusted	2006 as adjusted	2007

Current income tax	(95,208)	(97,257)	(60,972)	(76,768)
Current social contribution tax	(34,355)	(35,109)	(20,945)	(27,977)
Tax incentive - ADENE	35,289	35,289	16,141	(32)
Total current taxes	(94,274)	(97,077)	(65,776)	(104,777)

Deferred income tax	3,075	3,075	(63,887)	-
Deferred social contribution tax	1,108	1,108	(23,020)	-
Amortization of goodwill	(50,450)	(50,450)	(50,450)	(50,450)
Provision for contingencies on income tax and social contribution (note 18)	-	(32,750)	-	(11,610)
Total deferred taxes	(46,267)	(79,017)	(137,357)	(62,060)

	(140,541)	(176,094)	(203,133)	(166,837)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the statement of income, is as follows:

	2005 as adjusted	2005 Pro forma as adjusted	2006 as adjusted	2007

Income (loss) before income and social contribution taxes	586,868	(756,714)	(82,409)	242,932

Combined statutory rate	34%	34%	34%	34%

Income and social contribution taxes at combined statutory rate	(199,535)	257,283	28,019	(82,597)

(Additions)/Exclusions:
Interest on shareholders’ equity	23,800	23,800	-	-
Tax loss carryforwards and temporary differences not recorded	-	(457,481)	(271,316)	(55,420)
Provision for contingencies on income tax and social contribution (note 20)	-	(32,750)	-	(11,610)
Permanent (Additions)/Exclusions	-	-	19,740	(20,072)
ADENE	35,289	35,289	16,141	(32)
Other	(95)	(2,235)	4,283	2,894
Subtotal of (additions)/exclusions	58,994	(433,377)	(231,152)	(84,240)

Income and social contribution taxes debited to income for the year	(140,541)	(176,094)	(203,133)	(166,837)

Effective rate	23.95%	-23.27%	-246.49%	68.68%

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

31.	Transactions with Telecom Italia Group

Consolidated balances of transactions with Telecom Italia Group are as follows:

	Assets
	2006	2007

Telecom Personal Argentina (2)	5,135	1,020
Telecom Sparkle (2)	5,649	3,789
Telecom Italia (3)	4,609	2,780
Other	910	1,715

Total	16,303	9,304

	Liabilities
	2006	2007

Telecom Italia (3)	34,765	51,129
Telecom Personal Argentina (2)	2,951	3,448
Telecom Sparkle (2)	6,739	4,826
Italtel (4)	38,928	42,518
Other	681	1,378

Total	84,064	103,299

	Income
	2005	2005 Pro forma	2006	2007

TIM Celular (1)	118,147	-	-	-
Telecom Italia (3)	-	12,235	8,645	12,221
Telecom Personal Argentina (2)	-	-	6,556	2,884
Telecom Sparkle (2)	-	-	4,501	7,816
Other	93	673	1,415	1,315

Total	118,240	12,908	21,117	24,236

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

	Cost/Expenses
	2005	2005 Pro forma	2006	2007

TIM Celular (1)	28	-	-	-
Blah (5)	4,771	-	-	-
Telecom Italia (3)	-	186,449	23,314	26,551
Italtel (4)	95	2,301	1,042	3,086
Telecom Sparkle (2)	-	-	17,747	21,324
Telecom Personal Argentina (2)	-	-	8,376	7,321
Other	217	860	1,386	1,622

Total	5,111	189,610	51,865	59,904

(1)	Interconnection, co-billing agreements and sales of handsets

TIM Nordeste records as intercompany accounts receivable the revenues related to the tariff for interconnection (VU-M), received from TIM Celular co-billing services, for calls made using their networks. TIM Celular records as co-billing the amounts billed to clients of TIM Nordeste for the use of such service.

In order to optimize excess inventory at TIM Group companies, handset purchase and sale operations were carried out among the subsidiaries. These operations were carried out at cost of acquisition of handsets from third parties.

With the acquisition of TIM Celular (note 2-b) the intercompany balances were eliminated upon consolidation.

(2)	International services

International services with Telecom Argentina and Sparkle, Companies of the Telecom Italia Group, refer to roaming, value-added services (“VAS”) and media services.

(3)	Telecom Italia

Receivables and payables refer to international roaming, technical post-sales assistance, and VAS. Income and expenses recorded in 2005 mainly include exchange variation on intercompany loans repaid in September 2005.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

On May 3, 2007, the Board of Directors of the Company approved a cooperation and support agreement with Telecom Italia. The agreement term is 12 months and shall not exceed 14.5 million Euros (approximately R$38,000 as of December 31, 2007). The agreement aims to add value to the Company by benefiting from Telecom Italia’s experience in (i) increasing efficacy and efficiency by adopting in-house solutions, (ii) sharing systems, services, processes and best practices that were largely used in the Italian market and may be easily customized for the Company. Total incurred during 2007 amounts to R$35,000, of which R$33,200 relates to property, plant and equipment and R$1,800 to cost/expenses.

In 2008, this agreement was extended for twelve months beginning January 3, 2008. The extended agreement shall not exceed 8.7 million Euros (approximately R$22,700 as of December 31, 2007).

(4)	Development and maintenance of billing system

These costs, incurred with Italtel, a company of the Telecom Italia Group, refer to the development and maintenance contracts regarding the billing system.

(5)	Blah

Blah, former subsidiary of TIM Brasil and merged into TIM Celular, provided short messages and entertaining services to TIM Group companies until December 31, 2005.

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

The exchange rate risk relates to the possibility of the subsidiaries incurring losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out swap contracts with financial institutions.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

As of December 31, 2007 financings of the Company and its subsidiaries indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by swap contracts. The income or loss resulting from these hedge contracts is charged to operating income.

There are no significant financial assets indexed to foreign currencies.

(ii)	Interest rate risk

The interest rate risks relate to:

-
Possible variation in the fair value of financing subject to pre-fixed interest rates, if such rates do not reflect current market conditions. In order to mitigate this type of risk, the Company and its subsidiaries enter into swap contracts with financial institutions. Gain or loss from these swap contracts is charged to operating income;

-
Possible variation in the fair value of financing indexed to the TJLP, if such rates do not proportionately reflect changes of CDI – Interbank Deposit Cetificates. Gains or losses arising from swap contracts are recorded under “Income “.

-
Unfavorable interest rate change, which would lead to an increase in financial expenses of the Company and its subsidiaries on debts and hedging operations entered into at variable interest rate. At December 31, 2007, financial resources of subsidiaries were mainly invested in Interbank Deposit Certificates (CDI), which significantly reduces this risk.

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
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

(iv)	Credit risk related to the sale of handsets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, and credit limits established for distributors are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There are no customers accounting for more than 10% of accounts receivable from sale of goods at December 31, 2005, 2006 and 2007 or of income from sale of goods in 2005, 2006 and 2007.

(v)	Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts.

The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions and by following policies that establish maximum levels of concentration of risk by financial institution.

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

Market value of financial instruments

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. Financial instruments whose market value differs from book value are as follows:

	2006		2007
	Book value	Market value	Book value	Market value

Loans and financing, including interest accrued	2,198,087	2,198,466	2,142,813	2,144,748
Swaps contracts on loans and financing	22,354	13,103	3,056	(2,072)
	2,220,441	2,211,569	2,145,869	2,142,676

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

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

33.	Pension plans and other post-employment benefits

The provision for pension plan and other post-employment benefits, as of December 31, 2006 and 2007, is comprised as follows:

	2006	2007

Supplementary pension	4,245	4,614
PAMA – health care plan	1,838	2,567
PAMEC	-	196
	6,083	7,377

TIMPREV and SISTEL

The Company and its subsidiaries TIM Nordeste and TIM Celular sponsor a defined benefit pension plan for a group of employees from the former Telebrás system, as a result of legal provisions established at the time of that company’s privatization in July 1998. The plan is administered by the Fundação Sistel de Seguridade Social – SISTEL.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

Over 90% of the Company’s participants of the prior plan migrated to the new plan through the deadline for migration on January 29, 2003.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

As of December 31, 2007 the health care plan (PAMA) and supplemented medical care plan (PAMEC) reflected an unfunded status of R$2,763 (R$1,838 in 2006), which required the recording of actuarial liabilities.

On January 31, 2006, the Board of Directors of the Company approved a proposal of migration of pension plans sponsored by the Company, TIM Celular and TIM Nordeste at SISTEL to a multi-employer plan administered by HSBC Pension Fund.

On January 29, 2007 and April 9, 2007, the Ministry of Social Security approved the transfer of the administration of the following pension plans from SISTEL to HSBC Pension Fund: (i) PBS, (ii) PBT, (iii) Convenio de Administração, and (iv) TIM Prev.

PAMA and PBS – Assistidos, are still under the administration of SISTEL. During 2007, PAMEC was terminated.

During the year ended December 31, 2007, the expenses related to contributions to the pension and other post-employment benefits totaled R$247 (R$272 in 2006 and R$296 in 2005).

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2006 and 2007 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

a) Effects recognized at:

	Plans						Total
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA	2007	2006
Reconciliation of assets and liabilities at December 31, 2007	( *)	( *)	( *)		( *)

Present value of actuarial liabilities	25,948	4,948	897	196	1,431	4,733	38,153	35,023

Fair value of the plans’ assets	(45,122)	(8,025)	(2,078)	-	(2,321)	(2,166)	(59,712)	(53,717)

Present value of liabilities exceeding the fair value of assets	(19,174)	(3,077)	(1,181)	196	(890)	2,567	(21,559)	(18,694)

Net actuarial liabilities/(assets)	(19,174)	(3,077)	(1,181)	196	(890)	2,567	(21,559)	(18,694)

(*)   No asset was recognized by the sponsors because this amount is not refundable to the participants and because future sponsor contributions will not be reduced.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

b)       Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Atuarial liabilities (assets) as of December 31, 2006	(16,846)	(2,292)	(910)	(92)	(392)	1,838

Expense (income) recognized in prior year	(1,835)	(438)	(15)	(11)	(59)	204
Sponsors’ contributions	(67)	-	-	-	-	(6)
Actuarial (gains) losses recognized	(426)	(347)	(256)	299	(439)	531

Net actuarial liabilities (assets) as of December 31, 2007	(19,174)	(3,077)	(1,181)	196	(890)	2,567

c)       Statement of loss (gain) calculation

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

(Gains) losses on actuarial obligations	1,455	62	(13)	65	(36)	534
(Gains) losses on the plans´ assets	(1,885)	(409)	(243)	234	(403)	(3)
Losses on employees´ contributions	4	-	-	-		-

(Gains) losses as of December 31, 2007	(426)	(347)	(256)	299	(439)	531

d)       Reconciliation of present value of liabilities

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Liabilities at December 31, 2006	23,842	4,782	898	123	1,420	3,958
Cost of current service	49	-	-	-	-	23
Interest on actuarial liabilities	2,357	472	89	13	139	399
Benefits paid in the year	(1,755)	(368)	(77)	(5)	(92)	(181)
Liabilities	1,455	62	(13)	65	(36)	534

Liabilities as of December 31, 2007	25,948	4,948	897	196	1,431	4,733

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

e)       Reconciliation of fair value of assets

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Fair value of assets at December 31, 2006	40,688	7,074	1,808	215	1,812	2,120
Benefits paid in the year	(1,755)	(368)	(77)	(5)	(92)	(181)
Participants´ contributions	39	-	-	-	-	-
Sponsors’ contributions	67	-	-	-	-	6
Actual yield on assets in the year	6,083	1,319	347	(210)	601	221

Assets at December 31, 2007	45,122	8,025	2,078	-	2,321	2,166

f)       Expenses expected for 2008

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Cost of current service (with interest)	25	-	-	-	-	37
Interest on actuarial liabilities	2,693	513	93	21	148	502
Yield of plan assets	(5,560)	(848)	(257)	-	(285)	(202)

Participants´ contributions for the next year	(35)	-	-	-	-	-
Total expenses (income) to be recognized – Net	(2,877)	(335)	(164)	21	(137)	337

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	10.77% p.a.
Expected nominal yield rate of plans´ assets:	12.57% p.a.
Estimated nominal rate of salary increase:	6.59% p.a.
Estimated nominal rate of benefit increase:	4.50% p.a.
Biometric general mortality table:	AT83 segregated by sex
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	4.50%
Computation method	Projected Credit Unit Method

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

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

In June 1998, after the breakup of Telebrás, the Company opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$4,614 at December 31, 2007 (R$4,245 in 2006) will be used to cover the benefits of those employees who have not opted yet (4 employees on December 31, 2006 and 2007).

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

The Company recorded expenses of R$7,962 related to contributions to this defined contribution plan during the year ended December 31, 2007 (R$3,685 in 2006).

34.      Directors’ fees

The Company and its subsidiaries’ directors’ fees for 2007 amounted R$8,862 (R$8,014 in 2006).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

35.      Insurance (unaudited)

The Company and its subsidiaries maintain a policy to monitor risks inherent in their operations. Based on such, as of December 31, 2007, the Company and its subsidiaries have insurance coverage against operating risks, third party liability, health, among others. Management of the Company and its subsidiaries believe that the insurance policies are sufficient to cover any losses. The table below presents the main assets, liabilities or interests insured and the related amounts:

Types	Amounts insured
Operating Risks	R$9,944,109
General Third Party Liability – RCG	R$13,502
Vehicles (Executive and Operational Fleets)	100% based on vehicle valuation tables (“Fipe Table”), R$1,000 for Third Party Liability

36.      Commitments with ANATEL

On the terms of the Authorization for PCS Exploitation, the subsidiaries committed themselves to implement mobile personal telecommunications coverage for the assigned area, on a phased basis, within the quality standards established by said authorization. Subsidiaries are subject to penalties if the terms of the authorization are not complied with.

Anatel started administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service ratios; and (ii) noncompliance with other obligations derived from the Terms of Authorization and regulations.

The subsidiaries submitted answers to ANATEL, explaining that there were several reasons for defaulting, mainly due to involuntary factors unrelated to their activities and actions.   The provision for regulatory contingencies recorded in the balance sheet reflects the expected losses, per management expectations (note 18).

37.      Changes in preparation and disclosure of financial statements

On December 28, 2007 Law N°11,638, was approved by the President of the Federative Republic of Brazil. This law modifies and revokes articles of the Law N°6,404, dated December 15, 1976 and of the Law N°6,385 date December 7, 1976.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

The provisions of this Law apply to the financial statements for fiscal years beginning as of January 1, 2008, which contemplates the following applicable modifications to public companies in Brazil: (i) the journal entries posted to the financial statements exclusively to comply with accounting rules should not be taxed or deductible for income tax purposes; (ii) in some business combinations the assets and liabilities must be recorded based on fair value; (iii) periodic evaluation of recoverability for fixed assets and intangible assets; (iv) leasing contracts must be recorded as property, plant and equipment; (v) some financial assets must be recorded based on their fair value; (vi) some assets and liabilities will be recorded to their present value, especially long term; and (vii) interest on associated companies in which management has significant influence or interest is higher that 20% of voting capital (no longer total capital), in subsidiaries and other companies that are part of the same financial group or are under common control, must be evaluated by the equity method, amongst others.

At this time it is not possible to anticipate the impacts introduced by Law No 11,638 on results of operations, and in the financial position of the Company and its subsidiaries for the financial statements for the year ending December 31, 2008, or retrospectively, for the year ended December 31, 2007, when compared to the financial statements to be presented for the year ending December 31, 2008.

38.      Transactions with Grupo Telefónica

On April 28, 2007, Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A., Sintonia S.p.A and Telefónica S.A. entered into an agreement to purchase the entire share capital of Olimpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Itália S.p.A. (“Telecom Italia”), the Company´s ultimate parent company.   This acquisition was made through a company named Telco S.p.A. (“Telco”).   With the authorization of the transaction in October 2007, Telco held 23.6% of the voting capital of Telecom Italia.

Through its Act no. 68.276/2007 dated of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions which aim to guarantee independence of businesses and operations performed by the Telefónica and TIM group companies in Brazil. In order to implement ANATEL’s requirements, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this independence in Brazil, so that Telefónica´s participation in Telco S.p.A. cannot generate or be considered to influence the financial, operational and strategic decisions made by TIM Group Brazilian companies. As a result of ANATEL’s requirements, TIM continues to operate in the Brazilian market with the same independence and autonomy as before the transaction.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

As of December 31, 2007, the agreements between the Grupo TIM operating companies controlled by TIM Participações and the operating companies of Telefónica Group in Brazil,  refer solely to telecommunications services covering interconnection, roaming, site sharing and co-billing procedures, as well as contracts relating to CSP (provider operation code), in accordance with the current legislation. Receivables and payables related to these agreements amount to R$202,269 and R$163,728, as of December 31, 2007, respectively. Operating revenues and expenses recorded by the Company after approval of the transaction amount to R$246,337 and R$161,084, respectively.

39.      Reconciliation between Brazilian GAAP and US GAAP

I	Description of differences between Brazilian GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian GAAP, which accounting practices and policies are described in note 4. Such practices and policies differ significantly from US GAAP.

As described in note 3-b, in 2007, the Company has retroactively changed their accounting policy with respect to the income tax incentive ADENE from recording the benefit directly in capital reserve to recording it in the statement of operations as a reduction of the income tax expense for the year. As such, there is no longer a reconciling difference reflected in the reconciliation of net loss related to ADENE tax incentive for the years ended December 31, 2005 and 2006. Because of this change, the 2005 and 2006 columns of the reconciliations to net loss below are presented “As adjusted” even though net loss under US GAAP did not change. There were no effects related to the adjustment on the shareholders’ equity for the periods presented in the reconciliations.

Under US GAAP, the weighted average number of shares outstanding, and earnings per share presented have been retroactively restated to reflect the effect of the reverse stock split described in Note 20.

The tables below represent the reconciliation between the Company’s consolidated net income and net equity under Brazilian GAAP and US GAAP:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

Reconciliation of the differences between Brazilian GAAP and US GAAP in income (loss):

	Reference to notes	2005 As adjusted	2006 As adjusted	2007

Net income (loss), as adjusted, under Brazilian GAAP		424,863	(285,542)	76,095
Loss, as adjusted, of TIM Celular, TIM Nordeste, CRC and Blah under Brazilian GAAP	3.d	(1,619,561)	-	-
Eliminations on consolidation	3.d	240,426	-	-
Net income (loss), as adjusted, under Brazilian GAAP		(954,272)	(285,542)	76,095

Consolidated adjustments for US GAAP:
(i) Effects of merger with TND:

Portion under common control:

Amortization of customer list and concession (acquisition by TIM Brasil in 1998)	39.I.a(i)	(9,727)	(9,727)	(9,727)

Portion acquired from third parties:

Additional amortization and depreciation expense from write-up to fair value	39.I.a(i)	(75,844)	(75,844)	(75,844)
Deferred tax on the effects of merger with TND	39.I.a(i)	29,094	29,094	29,094

(ii) Effects of acquisition of minority interests of TIM Celular and TIM Nordeste:

Additional amortization and depreciation expense from write-up to fair value	39.I.a(ii)	(36,401)	(62,401)	(62,401)
Deferred tax on the effects of acquisition of minority interests	39.I.a(ii)	12,376	21,216	21,216
Transaction costs	39.I.a(ii)	7,767	-	-

(iii) Effects of acquisition of TIM Celular:

Common control acquisition of TIM Nordeste S.A.:
Additional amortization and depreciation expense from write-up to fair value (acquisition by TIM Brasil in 2000 and 2002)	39.I.a(iii)	(4,961)	(3,447)	(267)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

	Reference to notes	2005 As adjusted	2006 As adjusted	2007

Other consolidated adjustments for US GAAP:
Depreciation and amortization of the effect of indexation for the years ended December 31, 1996 and 1997	39.I.b	(2,909)	(2,654)	-
Capitalized interest	39.I.c	39,569	18,783	20,284
Amortization of capitalized interest	39.I.c	(15,822)	(19,217)	(23,578)
Pre-operating expenses	39.I.d	42,335	42,335	42,335
Provision for pension plan	39.I.e	-	1,838	729
Financial instruments	39.I.f	(35)	10,833	(4,123)
Adjustment of yield	39.I.g	-	14,716	1,474
Goodwill amortization	39.I.h	1,581	1,581	1,581
Handset discounts	39.I.j	351	47,217	52,360
Reversal of the amortization of capitalized interest and foreign exchange variation on concession financing	39.I.k	27,820	27,820	27,820
Lapsed dividends	39.I.l	-	(4,523)	(5,145)
Deferred tax on the other consolidated adjustments, net of valuation allowance		(1,792)	30,022	140
Minority interest on the other consolidated adjustments	39.I.m	(9,796)	-	-

Net income (loss) under US GAAP		(950,666)	(217,900)	92,043

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

Reconciliation of the differences between Brazilian GAAP and US GAAP in shareholders’ equity:

	Reference to notes	2006	2007
Total shareholders’ equity, as adjusted, under Brazilian GAAP		7,886,378	7,750,486
Consolidated adjustments for US GAAP:
(i) Effects of merger with TND:
Portion under common control:
Effects of acquisition of TND by TIM Brasil in 1998	39.I.a(i)	138,435	128,708

Portion acquired from third parties:
Write-up to fair value from acquisition of minority interest	39.I.a(i)	336,268	336,268
Additional amortization and depreciation expense resulting from write-up to fair value	39.I.a(i)	(176,969)	(252,813)
Transaction costs	39.I.a(i)	8,557	8,557
Deferred tax on the effects of merger with TND	39.I.a(i)	(60,777)	(31,683)

(ii) Effects of acquisition of minority interests of TIM Celular and TIM Nordeste:
Write-up to fair value from acquisition of minority interest	39.I.a(ii)	249,006	249,006
Additional amortization and depreciation expense resulting from write-up to fair value	39.I.a(ii)	(98,802)	(161,203)
Deferred tax on the effects of acquisition of minority interests	39.I.a(ii)	(51,069)	(29,853)
Goodwill	39.I.a(ii)	13,294	13,294

(iii) Effects of acquisition of TIM Celular
Common control acquisition of TIM Nordeste:
Effects of acquisition of TIM Nordeste by TIM Brasil in 2000 and 2002	39.I.a(iii)	80,427	80,427
Additional amortization and depreciation expense resulting from write-up to fair value	39.I.a(iii)	(80,138)	(80,405)

Other consolidated adjustments for US GAAP:
Effect of the indexation for the years ended December 31,1996 and 1997	39.I.b	122,270	122,270
Depreciation and amortization of the effect of the indexation for the years ended December 31, 1996 and 1997	39.I.b	(122,270)	(122,270)
Sub-total		-	-

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
 (In thousands of Reais, unless when otherwise stated)

	Reference to notes	2006	2007

Capitalized interest	39.I.c	163,438	183,722
Amortization of capitalized interest	39.I.c	(58,074)	(81,652)
Pre-operating expenses	39.I.d	(232,590)	(190,255)
Provision for pension plan	39.I.e	1,838	2,567
Financial instruments	39.I.f	9,252	5,129
Adjustment of yield	39.I.g	14,716	16,190
Goodwill amortization	39.I.h	8,103	9,684
Corporate reorganization – acquisition of minority interest	39.I.i	14,520	14,520
Handset discounts	39.I.j	(55,135)	(2,775)
Reversal of capitalized interest and foreign exchange variation on concession financing	39.I.k	(350,326)	(350,326)
Reversal of amortization of capitalized interest and foreign exchange variation on concession financing	39.I.k	209,055	236,875
Reversal of common share dividends	39.I.n	153,538	-
Effect of deferred taxes on the other consolidated adjustments, net of valuation allowance		31,963	32,103

Shareholders' equity under US GAAP		8,154,908	7,886,571

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

(i)  Acquisition of TND

The Company acquired Tele Nordeste Celular Participações S.A (“TND”) on August 30, 2004 (acquisition date). For Brazilian GAAP purposes, in the year of the acquisition, the results of operations of TND were included in the results of operations of the Company for the entire year, as required by the related merger agreement.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

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

The following is a summary of the shares issued for each portion of the acquisition:

	Preferred Shares	Common Shares
Portion under common control	12,632,514	68,241,478
Portion acquired from third parties	198,519,351	59,353,273
Total	211,151,865	127,594,751

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

The amount of goodwill not allocated was amortized up to December 31, 2001 in accordance with SFAS No. 142, considering a period of 11 years based on the remaining period of the concession. In 2000, TIM Brasil concluded a restructuring process in which an amount of R$204,781, related to the fiscal benefit of such goodwill, was pushed down to TND, which was recorded as deferred tax assets. The intangible assets related to customer list and concession have been amortized since 1998. Therefore, for US GAAP purposes and in connection with the merger, the remaining goodwill recorded by TIM Brasil related to TND was pushed down to the Company. As of December 31, 2006 and 2007, the effect of the push down was as follows:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

	2006	2007
Total amount acquired in 1998	640,699	640,699
Fiscal benefit resulting from goodwill pushdown	(204,781)	(204,781)
Accumulated amortization of goodwill, amortized up to December 31, 2001	(185,006)	(185,006)
Accumulated amortization of customer list, fully amortized by December 31, 2002	(24,932)	(24,932)
Accumulated amortization of concession	(87,545)	(97,272)
	138,435	128,708
Deferred tax liability related to concession	(6,615)	(3,308)
Total effect of push down	131,820	125,400

The adjustments to reflect the additional amortization expense under US GAAP for the years ended 2005, 2006 and 2007 from the write-up to fair value for the acquisition of TND by TIM Brasil in 1998 were R$9,727, R$9,727 and R$9,727, respectively.

-	Customer list of R$24,932 with annual amortization expense of R$4,986 was fully amortized by December 31, 2002.

-	Concession of R$107,000 with annual amortization expense of R$9,727 is being amortized over its useful life of 11 years.

-	Goodwill of R$508,767 was amortized up to December 31, 2001 and in accordance with SFAS No. 142, beginning in 2002 this goodwill was not subject to amortization.

Portion Acquired from Third Parties

For US GAAP purposes, the value of the shares issued for the portion acquired from third parties was determined based on the average market price of the Company’s shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (June 1, 2004). The purchase price for the acquisition of the interest held by third parties of R$960,092 was calculated as follows:

Fair market value of the Company shares issued to third party shareholders (198,519,351 preferred shares x R$3.843 per share, and 59,353,273 common shares x R$3.148 per share)	949,755
Fair value of options held by TND employees	1,780
Acquired business acquisition costs	8,557

Purchase price	960,092

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

The purchase price of the transaction related to the third parties was allocated as follows:

Fair value increments:
Property, plant and equipment	58,264
Concession	121,319
Customer list	156,685
Deferred tax liability	(114,331)
Adjustments to fair value	221,937
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	738,155
Purchase price	960,092

The balances of the fair value increments and the related deferred income taxes at December 31, 2006 and 2007 were:

	2006
	Property, plant and equipment	Concession	Customer list	Total

Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(22,664)	(62,907)	(91,398)	(176,969)
	35,600	58,412	65,287	159,299

Deferred income taxes	12,104	19,860	22,198	54,162

	2007
	Property, plant and equipment	Concession	Customer list	Total

Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(32,376)	(89,866)	(130,571)	(252,813)
	25,888	31,453	26,114	83,455

Deferred income taxes	8,802	10,694	8,879	28,375

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$75,844 (R$50,057, net of tax), R$75,844 (R$50,057, net of tax) and R$$75,844 (R$50,057, net of tax) for the year ended December 31, 2005, 2006 and 2007, respectively.

-	Property, plant and equipment of R$58,264 with annual depreciation expense of R$9,713 is being amortized over its average useful life of 6 years.

-	Customer list of R$156,685 with annual amortization expense of R$39,171 is being amortized over its useful life of 4 years.

-	Concession of R$121,319 with annual amortization expense of R$26,960 is being amortized over its useful life of 4.5 years.

The Company incurred transaction costs of R$11,220 associated with the merger. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting, R$8,557, in the acquisition cost.

(ii)  Acquisition of minority interests of TIM Sul and TIM Nordeste Telecomunicações:

As explained in note 2-a, the shareholders of the Company approved the acquisition of the minority interests of TIM Sul and TIM Nordeste Telecomunicações on May 30, 2005 (acquisition date), making the companies into wholly-owned subsidiaries of the Company. For Brazilian GAAP purposes the effects of the acquisition are reflected from April 1, 2005, in accordance with the Protocol and Justification of Merger agreement, and for US GAAP purposes from June 1, 2005.

The following is a summary of the Company shares issued to the minority interests of each of the subsidiaries:

	TIM Sul	TIM Nordeste Telecomunicações	Total

Preferred Shares	63,464,535	68,122,264	131,586,799
Common Shares	18,991,743	9,732,506	28,724,249
	82,456,278	77,854,770	160,311,048

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

For US GAAP purposes, the value of the shares issued was determined based on the average market price of the Company's shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (April 27, 2005). The purchase price for the acquisition of R$624,156 was calculated as follows:

Fair market value of Company shares issued to minority shareholders (131,586,799 preferred shares x R$3.858 per share, and 28,724,250 common shares x R$3.788 per share)	616,389
Acquisition costs	7,767

Purchase price	624,156

The purchase price of the transaction was allocated as follows:

Fair value increments:
Property, plant and equipment	39,412
Concession	73,771
Customer list	135,823
Deferred tax liability	(84,662)
Adjustments to fair value	164,344
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	446,518
Goodwill	13,294
Purchase price	624,156

The balances of the fair value increments and the related deferred income taxes at December 31, 2006 and 2007 were:

	2006
	Property, plant and equipment	Concession	Customer list	Total

Cost	39,412	73,771	135,823	249,006
Accumulated amortization/depreciation	(10,401)	(34,637)	(53,764)	(98,802)
	29,011	39,134	82,059	150,204

Deferred income taxes	9,863	13,306	27,900	51,069

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

	2007
	Property, plant and equipment	Concession	Customer list	Total

Cost	39,412	73,771	135,823	249,006
Accumulated amortization/depreciation	(16,972)	(56,512)	(87,719)	(161,203)
	22,440	17,259	48,104	87,803

Deferred income taxes	7,630	5,868	16,355	29,853

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$62,401 (R$41,185 net of tax) and R$62,401 (R$41,185 net of tax) for the year ended December 31, 2006 and 2007, respectively.

-	Property, plant and equipment of R$39,412 with annual depreciation expense of R$6,569 is being amortized over its average useful life of 6 years.

-	Customer list of R$135,823 with annual amortization expense of R$33,956 is being amortized over its useful life of 4 years.

-	Concession of R$73,771 with annual amortization expense of R$21,876 is being amortized over its useful life of 3.4 years.

The Company incurred transaction costs of R$7,767 associated with the acquisition. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting in the acquisition cost.

The following table summarizes unaudited pro forma financial information for the year 2005 assuming the acquisition of the minority interests of TIM Sul and TIM Nordeste occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition occurred at the beginning of each year and it is not necessarily indicative of future results.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

2005

Net revenue	8,329,890
Loss	(936,567)

Basic and diluted common loss per share	(1.395)
Basic and diluted preferred earnings per share	0.058

(iii) Acquisition of TIM Celular

As explained in note 2-b, the Company acquired TIM Celular and its wholly-owned subsidiaries, TIM Nordeste, CRC and Blah on March 16, 2006. For Brazilian GAAP purposes, in the year of acquisition, the results of operations of the TIM Celular were included in the results of operations of the Company for the entire year, as required by the merger agreement.

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

TIM Celular acquired TIM Nordeste from TIM Brasil on October 28, 2004. For Brazilian GAAP purposes, TIM Celular recorded the acquisition of TIM Nordeste using the book value of the net assets acquired at September 30, 2004, in accordance with the merger agreement. The results of operations of TIM Nordeste were also consolidated by TIM Celular beginning on that date.

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
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

For US GAAP purposes, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2005	2006	2007
Capitalized interest difference

US GAAP capitalized interest:	44,610	35,347	31,631
Less Brazilian GAAP capitalized interest:	(5,041)	(16,564)	(11,347)

US GAAP difference	39,569	18,783	20,284

Amortization of capitalized interest difference

Brazilian GAAP amortization of capitalized interest:	3,813	1,363	9,957
Less US GAAP amortization of capitalized interest:	(19,635)	(20,580)	(33,535)

US GAAP difference	(15,822)	(19,217)	(23,578)

d.	Pre-operating expenses

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
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

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

At December 31, 2006 and 2007, the liability of R$1,838 and R$2,567, respectively, related to multiemployer plans (PAMA) recorded under Brazilian GAAP was reversed for US GAAP purposes.

f.	Financial instruments

Under Brazilian GAAP, the subsidiaries have been recording its hedging activities in the balance sheet as liability measured at the spot rates at period end plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

Under US GAAP, the subsidiaries recognize their foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

Swaps

At December 31, 2006 and 2007, the subsidiaries had entered into swaps contracts to protect themselves against devaluation of the Real in relation to U.S. Dollar, Iene (JPY) and against variation in the fair value of financing indexed to pre-fixed interest rates, and TJLP, with total updated amounts of R$280,225 and R$924,239, respectively, and due dates through 2013.

For Brazilian GAAP purposes at December 31, 2006 and 2007 the Company recorded payables related to these swap transactions of R$22,354 and R$3,056, respectively, which were recorded together with the loan balances. For US GAAP purposes, at December 31, 2006 and 2007, the Company recorded payables related to these swap transactions of R$13,103 and receivables related to these swap transactions of R$2,072, respectively.

The fair value adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and generated a negative effects of R$35, positive effects of R$10,833 and negative effects of R$4,123 in the years ended December 31, 2005, 2006 and 2007, respectively.

g.	Adjustment of yield (loan fees)

For Brazilian GAAP purposes, loan origination fees and costs are recorded as prepaid expenses and amortized on a straight-line basis over the life of the loans.

For US GAAP purposes, loan origination costs and fees paid to lenders are deferred and are offset against the loan balance, and amortized over the life of the loan using the effective yield method. This adjustment totaled R$14,716 and R$1,474 for the year ended December 31, 2006 and 2007, respectively. For the year ended December 31, 2005 and prior years, this adjustment was deemed immaterial.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

h.	Goodwill amortization

The Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on TIM Sul (merged by TIM Celular). For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization for the years ended December 31, 2005 and 2006 and 2007 is R$1,581, R$1,581 and R$1,581, respectively.

For US GAAP purposes, as required by SFAS No. 142, the Company makes annual assessments of all goodwill amounts recorded, including the amount discussed above. Based on management’s assessment of the fair value of the Company’s recorded goodwill amounts, there was no impairment recorded for US GAAP purposes as of December 31, 2005, 2006 and 2007.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

j.	Handset discounts

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

k.	Capitalized interest and foreign exchange variation on concession financing

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

l.	Lapsed dividends

In accordance with Brazilian legislation, unclaimed dividends are considered lapsed after three years, at which time they revert to the Company.  For Brazilian GAAP purposes, as of December 31, 2006 and 2007, respectively, the Company recorded as income R$4,523 and R$5,145 related to dividends and interest on shareholders’ equity declared and not claimed by minority shareholders within the three-year period.

For US GAAP purposes, lapsed dividends and interest on shareholders’ equity are recorded through shareholders’ equity, similar to a shareholder contribution.

In 2005 lapsed dividends were not considered material by the Company.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

m.	Minority shareholders’ share

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

n.	Reversal of common share dividends

Under the Company’s by-laws, the Company is required to distribute an aggregate amount equal to at least 25% of the Company’s adjusted net income of each fiscal year as a minimum mandatory dividend.  Each preferred share is entitled to priority in the allocation of adjusted net income up to its non-cumulative dividend preference, equal to 6% p.a. on the total obtained from dividing the capital stock by the total number of shares issued by the Company (note 20-d).

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

o.	Incentives to customers

The subsidiaries grant incentives to certain customers that are classified as financial expenses for Brazilian GAAP purposes. For US GAAP purposes, such incentives of R$38,513 for the year ended December 31, 2005 and R$20,017 for the year ended December 31, 2006, are classified as reductions in revenue. For the year ended December 31, 2007, these incentives to customers are classified as reductions in revenues also for Brazilian GAAP purposes, eliminating the adjustments made for US GAAP purposes.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

p.	Cash equivalents

Under Brazilian GAAP, cash equivalents are investments with maturities of three months or less at the balance sheet date. For US GAAP, cash equivalents are investments with original maturities of three months or less as the time of purchase to be cash equivalents, therefore a reclassification was recorded between cash equivalents and investments of R$3,376 and nil as of December 31, 2006 and 2007, respectively .

q.	Marketable securities

Under Brazilian GAAP, short-term investments are recorded at cost plus interest earned up to the balance sheet date.

For US GAAP purposes, debt securities are classified under guidance of SFAS No.115, “Accounting for Certain Investments in Debt and Equity Securities”, as either held-to-maturity securities, trading securities or available-for-sale securities.

The Company’s securities are classified as available-for-sale and are measured at fair value at the balance sheet dates. Interest is recorded in income as incurred and unrealized gains, arising from the difference between the carrying amount and the fair market value, are included directly in shareholders’ equity as other comprehensive income. At December 31, 2007, the fair value is estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value; consequently no amount was recorded as other comprehensive income.

r.	Non-operating income (loss)

For Brazilian GAAP purposes, the Company has classified the results of certain transactions, including fixed asset disposals, as non-operating income (loss).

For US GAAP purposes, such transactions were classified within operating income (expenses).

s.	Earnings (loss) per share

Under Brazilian GAAP, earnings (loss) per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

The following table sets forth the computation of basic and diluted loss per common and preferred shares:

	Years ended December 31,
	2005	2006	2007

Numerator:
Net income (loss) for the year under US GAAP	(950,666)	(217,900)	92,043
Preferred dividends	(80,462)	(297,225)	(211,987)
Loss attributable to common shareholders	(1,031,128)	(515,125)	(119,944)

Denominator:
Weighted-average outstanding shares (in thousand)
Common	728,856	791,736	793,766
Preferred	1,380,055	1,532,669	1,536,600

Earnings/(loss) per share (basic and diluted)
Common shares	(1.415)	(0.651)	(0.151)
Preferred shares	0.058	0.194	0.138

As mentioned in note 20, on May 30, 2007 the shareholders of the Company approved a 1,000 to 1 reverse stock split. The reverse stock split intended facilitate the trading of the Company’s shares, which are now being traded through individual shares instead of lots of 1,000 shares.

For Brazilian GAAP purposes, the effects of the reverse stock split are not applied retroactively. Therefore, earnings (loss) per share were not affected and are still being presented per thousand shares for the years ended December 31, 2005 and 2006.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

Asset Retirement Obligations

As mentioned in note 19, in December 2006, the subsidiaries reviewed the assumptions underlying the liability for asset retirement obligations resulting in R$15,706 being recorded as a credit to the statement of operations, with an effect on earnings (loss) per common share of 0.020 and nil for preferred shares.

t.	Incorporation of tax benefit of goodwill by subsidiaries

According to Brazilian GAAP, companies may assign the tax benefit of the goodwill to their subsidiaries in order to receive the tax benefit generated by the amortization of such goodwill. The goodwill is presented as deferred taxes with a contra account in a special reserve within shareholders’ equity. The goodwill is subject to normal asset impairment tests. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generates a reduction of income tax and social contribution payable. Therefore, the amount recognized as an expense resulting from tax deductible amortization of goodwill is equal to the reduction in tax on taxable income. Such accounting generates a reduction in taxes payables.

Once the benefit is realized, shares will be issued to the controlling shareholder for the amount of the realized benefit; minority shareholders will be entitled to buy shares in proportion to their interests by paying them directly to the controlling shareholder.

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian GAAP. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of net income for the period, similar to the accounting principles under the Brazilian GAAP. The net balance of the goodwill and the related provision reversal are considered as deferred tax asset for Brazilian GAAP and US GAAP purposes. The additional capital paid is transferred to capital upon the issuance of the shares. The tax benefit related to this goodwill is subject to the US GAAP income tax recoverability valuation allowance analysis.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

u.	Income taxes

Effective January 1, 2007, the Company and its subsidiaries adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

As a result of implementing Interpretation 48, the Company’s financial statements did not have a material impact and did not result in a cumulative adjustment to retained earnings from the adoption of this interpretation. The Company will continue to recognize interest and penalties in interest expense for unrecognized tax benefits.

The Company has previously recorded certain income tax liabilities related to unrecognized tax benefits of R$32,750 and is included in provision for contingencies (note 18).

A reconciliation of the beginning and ending amount of unrecognized income tax benefits is as follows:

Balance at January 1, 2007	32,750
Additions based on tax positions	11,610
Interest and penalties	20,402
Settlements	-
Balance at December 31, 2007	64,762

The unrecognized tax benefits are related to several assessment notices against subsidiary TIM Nordeste. See note 18 for details on the assessments.

The Company and its subsidiaries file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2002. As a large tax payer, the Company and its subsidiaries are under continuous examination by the Brazilian federal tax authorities.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

v.	Inventories owned by the subsidiaries and provided free of charge to corporate

The subsidiaries have agreements with its corporate customers, through which handsets owned by the subsidiaries are provided free of charge to the customer for a period of 24 months, through a right-of-use agreement. Under Brazilian GAAP these handsets are recorded as property, plant and equipment and depreciated over a period of 24 months. The period of 24 months represents the estimated contractual relationship with our subscribers and also the estimated useful life of the handsets.

Under US GAAP the subsidiaries have deferred the inventoriable cost of the handsets provided for customer under this revenue arrangement, as required in Accounting Research Bulleting No. 43 – Restatement and Revision of Accounting Research Bulletins as amended by FASB Statement No. 151 – Inventory Costs, an Amendment of ARB No. 43, Chapter 4 (ARB 43). Therefore, the cost of handsets under this type of agreement are reclassified from property, plant and equipment to costs of inventory subject to a deferred revenue arrangement, non-current, and amortized over the period of 24 months. The subsidiaries expect to recover the cost through the non-cancellable service arrangement.

The amounts of inventoriable costs incurred by the Company and reclassified to non-current assets, net of amortization was R$327,327 and R$255,369 as of December 31, 2006 and 2007, respectively.

II         Changes in shareholders’ equity under US GAAP

Balances as of December 31, 2005	8,665,510

Loss for the period	(217,900)
Preferred Dividends (note 21-d)	(297,225)
Lapsed dividends	4,523

Balances as of December 31, 2006	8,154,908

Net income	92,043
Common dividends (note 39-n ) (*)	(153,538)
Preferred dividends (note 20-d)	(211,987)
Lapsed dividends	5,145

Balances as of December 31, 2007	7,886,571
(*) Common share dividends for the year ended December 31, 2006 were approved by shareholders during 2007.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

40.	Additional disclosures required by US GAAP

a.	Condensed Consolidated Balance Sheets and Statements of Operations – US GAAP

The following are the condensed consolidated balance sheets of the Company under US GAAP at December 31, 2006 and 2007:

ASSETS	2006	2007

Current assets
Cash and cash equivalents	589,189	1,117,410
Short-term investments	604,288	55,255
Accounts receivable, net	2,466,928	3,027,155
Inventories	164,108	278,126
Recoverable taxes	292,542	495,932
Prepaid expenses	217,386	237,206
Other current assets	15,676	23,981
Total current assets	4,350,117	5,235,065

Noncurrent assets
Long-term investments	-	3,989
Recoverable taxes	285,681	233,482
Prepaid expenses	8,065	5,495
Judicial Deposits	57,420	102,402
Other noncurrent assets	334,518	262,643
Property, plant and equipment, net	7,028,799	6,916,870
Intangibles, net	2,045,716	1,723,225
Goodwill	161,605	161,605

Total assets	14,271,921	14,644,776

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	2006	2007

Current liabilities
Accounts payable and accrued expenses	3,266,124	3,879,732
Loans and financing	281,163	766,735
Dividends and interest on shareholders' equity payable	319,419	239,508
Other current liabilities	93,448	136,187
Total current liabilities	3,960,154	5,022,162

Noncurrent liabilities
Loans and financing	1,859,771	1,323,356
Provision for contingencies	128,133	215,740
Asset retirement obligations	158,168	192,137
Other noncurrent liabilities	10,787	4,810

Shareholders' equity	8,154,908	7,886,571
Total liabilities and shareholders' equity	14,271,921	14,644,776

The following are the condensed consolidated statements of operations of the Company under US GAAP for the years ended December 31, 2005, 2006 and 2007:

	2005	2006	2007

Net revenues	8,329,890	10,165,448	12,494,002

Costs of goods sold and services rendered	(4,670,921)	(5,553,558)	(6,752,293)
Gross profit	3,658,969	4,611,890	5,741,709

Operating income (expenses):
Selling, general and administrative	(3,832,499)	(4,181,329)	(4,900,346)
Other operating expenses	(336,838)	(302,975)	(371,717)
	(4,169,337)	(4,484,304)	(5,272,063)
Operating profit (loss)	(510,368)	127,586	469,646

Financial expenses, net	(272,094)	(222,685)	(261,216)
Non-operating loss	(528)	-	-
Loss before taxes and minority interest	(782,990)	(95,099)	208,430

Income tax expense	(136,416)	(122,801)	(116,387)
Minority interest	(31,260)	-	-
Net income (loss) for the year	(950,666)	(217,900)	92,043

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

b.	Pension and other post-retirement benefits

As discussed in note 33, the Company, and practically all other companies belonging to the TELEBRÁS system, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by SISTEL.

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

The change in benefit obligation and plan assets, as well as the funding status on December 31, 2006 and 2007 for the pension plans for the active employees of TIM Celular and TIM Nordeste and the annual pension cost of the active employees Company’s sponsored defined benefit plan pension in accordance with US GAAP, are summarized below:

	2006	2007

Projected benefit obligation at beginning of year	22,880	23,842
Service cost	89	49
Interest cost	2,496	2,358
Actuarial (gain) loss	(26)	1,456
Benefits paid	(1,597)	(1,755)
Projected benefit obligation at end of year	23,842	25,950

Change in plan assets
Fair value of plan assets at beginning of year	35,508	40,687
Actual return on plan assets	6,682	6,083
Contributions	94	106
Benefits paid	(1,597)	(1,755)
Fair value of plan assets at end of year	40,687	45,121

Funded status	16,845	19,174
Unrecognized net actuarial gains	(9,619)	(9,704)
Unrecognized net transition obligation, net	299	195
Net amount recognized	7,525	9,665

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

Amounts to be recognized in the statement of financial position consist of (*):

	2006	2007

Prepaid benefit cost	16,845	19,171
Accrued benefit cost	-	-
Intangible assets	-	-
Net amount recognized	16,845	19,171
(*)No asset was recognized by the sponsors because this amount is not refundable to the participants and because future sponsor contributions will not be reduced.

The accumulated benefit obligation for all defined benefit pension plans was R$23,737 and R$25,875 at December 31, 2006 and 2007, respectively.

The components of net periodic benefit cost for the TIM Celular and TIM Nordeste plan for the years ended December 31, 2005, 2006 and 2007 are as follows:

	Years ended December 31,
	2005	2006	2007

Service cost	208	89	49
Interest cost	2,264	2,496	2,358
Expected return on plan assets	(5,378)	(4,786)	(4,198)
Amortization of unrecognized gains	(652)	(443)	(340)
Amortization of transitional obligation	102	102	102
Expected participants’ contributions	(83)	(60)	(44)

Net periodic benefit cost	(3,539)	(2,602)	(2,073)

The actuarial assumptions for 2005 and 2006 used in the computation of the funding status of the PBS-A-SISTEL, PBS-TIM Celular and the PBS-TIM Nordeste were the following:

	2006	2007

Discount rates to determine the projected benefit liabilities	10.24%	10.77%
Rate of growth in compensation levels	6.08%	6.59%
Expected long-term rate of return for the plan assets	10.51%	12.57%
Inflation	4.00%	4.50%

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

Plan Assets

TIM Celular and TIM Nordeste pension plans weighted-average asset allocations at December 31, 2006 and 2007, by asset category were as follows:

	2006	2007

Equity securities	25%	5%
Debt securities	75%	95%

Total	100%	100%

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

Cash Flows

The Company expects to contribute R$69 to its pension plans in 2008. The expected future benefit payments can be summarized as follows:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

2007

2008	1,940
2009	2,011
2010	2,085
2011	2,167
2012	2,270
2013 to 2017	12,735

A summary of the funding status of the Sistel (PBS-A- SISTEL) pension plans on December 31, 2006 and 2007 for the multi-employer plan is presented below:

	2006	2007

Projected benefit obligation (PBO)	(8,236,154)	(8,451,066)
Fair value of the plan assets	12,184,348	13,706,568
Excess of assets over projected liabilities	3,948,194	5,255,502

A summary of the funding status of the health plan (PAMA) on December 31, 2006 and 2007 for the multi-employer plan is presented below:

	2006	2007

Accumulated postretirement benefit obligation (APBO)	(2,103,358)	(2,453,104)
Fair value of the plan assets	1,126,696	1,122,830
Excess of benefit obligation over assets	(976,662)	(1,330,274)

c.	Statements of cash flows

Brazilian GAAP requires presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows was prepared based on SFAS No. 95, “Statements of Cash Flows”, to complement the information disclosed under Brazilian GAAP. The statement of cash flows for the years ended 2005, 2006 and 2007 reflects the acquisition of TIM Celular as if it occurred on January 1, 2005.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

	Years ended December 31,
	2005 Pro forma as adjusted	2006 As adjusted	2007
Operating activities
Net income (loss) for the year	(954,272)	(285,542)	76,095
Adjustments to reconcile net income to cash:
Depreciation and amortization	1,864,441	2,234,437	2,323,674
Loss on disposal of property, plant and equipment	3,860	(2,526)	24,705
Minority interests	21,464	-	-
Accrued interest and foreign exchange variation of loans	341,822	343,888	231,519
Monetary variation on asset retirement obligations, judicial deposits and contingencies	34,545	26,594	53,365

Changes in operating assets and liabilities:
Trade accounts receivables	(538,676)	(446,907)	(507,868)
Inventories	(24,154)	51,133	(114,018)
Recoverable taxes	(94,313)	(19,028)	(151,191)
Deferred taxes	46,267	137,357	62,060
Prepaid expenses	15,692	(170,815)	(13,629)
Other current and noncurrent assets	(379)	(19,122)	(38,335)
Salaries and social charges	13,767	(1,935)	18,060
Accounts payable	(502,839)	(99,548)	298,357
Taxes payable	86,405	8,303	200,081
Provision for contingencies	41,397	(17,589)	26,373
Other current and noncurrent liabilities	(2,271)	21,134	38,887
Net cash provided by operating activities	352,756	1,759,834	2,528,135

Investing activities
Short-term investments	(462,307)	652,389	541,669
Property, plant and equipment and software license acquisitions	(1,467,156)	(2,244,031)	(1,770,609)
Intangibles	-	-	(29,034)
Proceeds from sale of property, plant and equipment	6,674	12,182	11,093
Authorization payments	-	-	(11,517)
Net cash used in investing activities	(1,922,789)	(1,579,460)	(1,258,398)

Financing activities
New loans	1,405,319	1,078,445	1,162,235
Loan and financing payments	(275,728)	(1,070,665)	(1,466,836)
Loan from related parties	1,092,019	-	-
Repayments of loans from related parties	(1,870,812)	-	-
Increase of capital reserve	6,401	-	-
Capital increase	1,695,176	-	-
Options exercised	2,006	-	-
Dividends and interest on shareholders' equity paid	(92,884)	(114,889)	(440,291)
Net cash provided by financing activities	1,961,497	(107,109)	(744,892)

Increase (decrease) in cash and cash equivalents	391,464	73,265	524,845

Cash and cash equivalents at beginning of the year	127,836	519,300	592,565
Cash and cash equivalents at end of the year	519,300	592,565	1,117,410

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

	Years ended December 31,
	2005 Pro forma as adjusted	2006 As adjusted	2007
Supplementary disclosure of cash flow information:
Interest paid	64,099	260,150	240,260
Income and social contribution taxes paid	73,574	25,966	55,723
Accounts payable related to capital expenditures	1,089,175	937,468	1,044,175
Conversion of related party liability to capital	15,023	-	-
Capitalized interest	5,041	16,564	11,347
Shares issued to minority shareholders of TIM Nordeste and TIM Sul	415,069	-	-

d.	New accounting standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. The Company is required to adopt SFAS No. 157 for its fiscal year beginning January 1, 2008, except as it relates to fair value measurements for nonfinancial assets and nonfinancial liabilities, which will be in the fiscal year beginning January 1, 2009, as stated by FSP 157-2 issued by FASB Staff Position (FSP) in February 2008. Management is currently evaluating the effect that the adoption of SFAS No. 157 will have on the results of operations and financial condition, but do not expect it to have a material impact.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of SFAS No. 115, which provides companies with an option to report selected financial assets and liabilities at fair value.  The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. This Statement is effective for the Company’s fiscal years beginning January 1, 2008. Management is in the process of determining the impact of this Statement on the consolidated financial statements, but do not expect it to have a material impact.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 requires companies to recognize a realized income tax benefit associated with dividends or dividend equivalents paid on nonvested equity-classified employee share-based payment awards that are charged to retained earnings as an increase to additional paid-in capital. EITF 06-11 is effective for the company on January 1, 2008. Management does not expect the adoption of EITF 06-11 to have a material impact on the consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary (minority interest) is an ownership interest in the consolidated entity that should be reported as equity in the Consolidated Financial Statements and separated from the parent company’s equity. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the Consolidated Statement of Operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This statement is effective for the Company on January 1, 2009. Management’s expectation is that there will not be significant impact on the Consolidated Financial Statements. As of December 31, 2007 and 2006, the Company has no minority interest due to the corporate restructuring as mentioned in note 2.a.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share- Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in Staff Accounting Bulletin No. 107, was scheduled to expire on December 31, 2007. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. Management does not expect the adoption of SAB 110 will have an effect on its consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

In December 2007, the FASB issued Statement No. 141R, Business Combinations, which objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this Statement establishes principles and requirements for how the acquirer: (a) Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree (b) Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase (c) Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. Management is in the process of determining the impact of this Statement on its consolidated financial statements.

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

f.	Comprehensive income

Comprehensive income is not different from net income under US GAAP for 2005, 2006 and 2007.

g.	Termination benefits

The companies in Brazil are required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur. The contribution expense was R$22,350, R$27,239 and R$27,098 for the years ended December 31 2005, 2006 and 2007. Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% (being 40% paid to employee and 10% paid to federal government) of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

h.	Stock options

As mentioned in note 20-e, 595 thousand options were exercised in 2005 and all remaining outstanding unexercised stock options expired on April 25, 2005. Additionally, the stock option plan was also terminated on that date and the Company did not adopt a new plan.

For US GAAP purposes, the Company applied APB Opinion No. 25 in accounting for its stock option plan. No compensation cost was recognized for its stock options in the financial statements in 2005. During the period from January 1, 2005 through April 25, 2005, the market price was below the exercise price for all of the options, except for the 595 thousand options that were exercised on April 25, 2005. The resulting compensation expense related to these 595 thousand options was not significant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value of these options was estimated at the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for the year ended December 31, 2005: expected total dividends for all stock options of R$76,399 in 2005; expected volatility of 63%; risk-free interest rate of 19% and expected lives of 4 years.

For purposes of pro forma disclosures under SFAS No. 123 and SFAS No. 148, the estimated compensation expense related to option granted to employees that would have been recognized for the year ended December 31, 2005 is deducted from net income. The Company’s pro forma information related to option granted to employees as calculated in accordance with SFAS No. 123 and SFAS No. 148 is as follows:

2005
Loss as reported	(950,666)

Deduct: Total stock-based employee compensation expense determined under fair value net of related tax effects	(3,610)

Pro forma loss	(954,276)

Loss per share:
Basic and diluted earnings/(loss) per share, as reported
Common	(1.415)
Preferred	0.058

Proforma basic and diluted earnings/(loss) per share
Common	(1.420)
Preferred	0.058

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

Stock option activity and related information during the periods indicated was as follows:

	Number of Shares (in thousands)	Weighted-average exercise price

Balance at December 31, 2004	3,820	4.13
Exercised	(595)	3.37
Forfeited	-	-
Expired	(3,225)	4.27

Balance at December 31, 2005	-	-

i.	Concentration of risks

The Company’s policy is to continually monitor the level of trade accounts receivable and limit the exposure to bad debts by cutting access to the telephone network if any invoice is approximately 15 days past due.

The Company maintains cash and cash equivalents with various financial institutions and, as a policy, limits exposure to any one institution.

In conducting its businesses, the Company is fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”) and the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”) or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 2008.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

j.	Income and social contribution taxes

As mentioned in Note 8, under BR GAAP, no tax credits were recorded for temporary differences and tax losses carryforwards, due to the uncertainties involving their realization. Under US GAAP purposes, the deferred income and social contribution tax assets, with the corresponding valuation allowance, are comprised as follows:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

	2006	2007

Goodwill on privatization	234,939	86,556
Reversal of the provision for integrity of equity	(155,060)	(57,127)
Tax benefit related to goodwill paid on privatization	79,879	29,429
Tax loss carryforwards – income tax	1,524,022	1,491,837
Tax loss carryforwards – social contribution tax	548,640	537,037
Fair value increments from acquisitions of minority interests	(105,329)	(58,234)
Pre-operating expenses	79,080	64,686
Interest and foreign exchange on concession financing	48,032	38,574
Allowance for doubtful accounts	105,206	155,019
Provision for contingencies	43,565	73,352
Handset discounts	18,746	944
Accelerated depreciation of TDMA equipment	50,140	54,783
Provision for employees’ profit sharing	12,096	13,510
Capitalized interest	(35,823)	(34,703)
Other provisions	822	21,629
Valuation allowance	(2,369,076)	(2,387,863)
	-	-

The increase in the valuation allowance was R$113,107 and R$18,787 for the year ended December 31, 2006 and 2007, respectively.

Income and social contribution tax expenses under US GAAP are as follows:

	2005 Pro forma	2006	2007

Income and social contribution tax expense (note 30)	(176,094)	(203,133)	(166,837)
Deferred tax on the US GAAP adjustments, net of valuation allowance (note 39)	39,678	80,332	50,450
Total income tax and social contribution tax expense	(136,416)	(122,801)	(116,387)

The effect of the income tax reduction resulting from the ADENE tax incentive, per shares, for 2005, 2006 and 2007, was as follows:

	2005 Restated	2006	2007
Common shares	0.048	0.020	0.000
Preferred shares	-	-	-

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005, 2006 and 2007
(In thousands of Reais, unless when otherwise stated)

The effective tax rate for the Company under US GAAP was (17.42%), (129.13%) and 55.84% for 2005, 2006 and 2007, respectively.

*            *            *

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act, as amended, the registrant certifies that it meets all of the requirements for filing this annual report on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

By:	/s/ Mario Cesar Pereira de Araujo
Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

By:	/s/ Gianandrea Castelli Rivolta
Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer
Dated: June 3, 2008

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

4.10
Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participações S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the 2002 annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission.

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

4.35
Credit Agreement, dated as of November 28, 2000, between BNDES, as lender, and Maxitel, as borrower, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2007.

4.36*	Authorization agreement for TIM Celular S.A. dated May 25, 2007 pursuant to which TIM is authorized to provide land line switched telephone services (STFC) in regions I, II and III.

4.37*	Credit Agreement, dated as of June 14, 2007, among Banco Santander Banespa S.A., as lender, and TIM Celular S.A., as borrower.

4.38*	Credit Agreement, dated as of December 6, 2007, among Banco Santander S.A., as lender, and TIM Celular S.A., as borrower.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 4.t to our consolidated financial statements included in this annual report.

8.1	List of Subsidiaries, which is incorporated by reference to our registration statement filed on Form 20-F with Securities and Exchange Commission on June 30, 2006.

11.1	Code of Ethics (English and Portuguese), which is incorporated by reference to Exhibit 11.1 of our 2004 annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

  *Filed herewith.