Form 20-F
period 2008-12-31
TIM PARTICIPACOES SA
filed 2009-06-26
CIK 1066116

As filed with the Securities and Exchange Commission on June 26, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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

Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3.434 - 7º andar
22640-102 Rio de Janeiro, RJ, Brazil
Tel: 55 21 4009-4000 / Fax: 55 21 4009-3990
czezza@timbrasil.com.br
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
Common Shares, without par value	798,350,977
Preferred Shares, without par value	1,545,475,560
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☒Yes     ☐No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of 15(d) of the Securities Exchange Act of 1934.   ☐Yes    ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒Yes      ☐No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐Yes      ☒ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):
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

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM,” “TIM Participações” or the “Holding Company.” References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”), TIM Celular S.A. (“TIM Celular”) and Maxitel S.A. (“TIM Maxitel”) each a directly or indirectly wholly-owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

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

Presentation of Financial Information

Our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles derived from Brazilian Corporations Law and accounting standards and supplementary procedures established by the CVM and the Accounting Pronouncements Committee (Comitê de pronunciamentos Contábeis - CPC) of Brazil, and related rules applicable to telecommunications service operators.

 See note 35 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2008 and 2007 and net income for the years ended December 31, 2008, 2007 and 2006 as described below.

We account for the TIM Celular Acquisition under Brazilian GAAP as a purchase at book value, generating no goodwill, pursuant to which TIM Participações consolidated the results of TIM Celular with effect from January 1, 2006. All intercompany balances and transactions have been eliminated. Note 35 to our consolidated financial statements also includes (i) an explanation of how the amounts were calculated, including what adjustments were made; and (ii) a reconciliation of the amounts to US. GAAP.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States Dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank of Brazil (the “Central Bank”) at December 31, 2008 of R$2.3370 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3A. Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

Selected Financial Data

The following table represents a summary of our selected financial data for the five years ended December 31, 2008. The data are derived from our consolidated financial statements, audited by Ernst & Young Auditores Independentes S.S., and should be read in conjunction with our consolidated financial statements, related notes, and other financial information included herein.

	Year Ended December 31,
	2008 U.S.$	2008 R$	2007 (3) as adjusted R$	2006 (2) (3) as adjusted R$	2005 (2) as adjusted R$	2005 (1) (2) pro forma as adjusted R$	2004 (2) as adjusted R$	2004 (1) (2) pro forma as adjusted R$
	(millions of reais or U.S. dollars, unless otherwise indicated)
Statement of Operations Data:
Brazilian GAAP
Net operating revenue	5,597.4	13,081.0	12,441.6	10,138.2	2,918.2	8,368.1	2,564.6	6,253.8
Cost of goods and services	(3,022.6)	(7,063.8)	(6,731.8)	(5,530.0)	(1,383.1)	(4,650.8)	(1,302.5)	(3,971.9)
Gross profit	2,574.8	6,017.2	5,709.8	4,608.2	1,535.1	3,717.3	1,262.1	2,281.9
Operating expenses:
Selling expenses	(1,753.7)	(4,098.4)	(3,890.9)	(3,250.9)	(798.1)	(3,067.7)	(647.3)	(2,191.5)
General and administrative expenses	(482.4)	(1,127.4)	(1,032.8)	(954.9)	(185.9)	(795.2)	(182.4)	(613.8)
Other net operating expense	(128.6)	(300.5)	(269.5)	(202.3)	(25.3)	(255.5)	1.6	(322.8)
Operating income (loss) before financial income (expenses)	210.1	490.9	516.6	200.1	525.8	(401.1)	434.0	(846.2)
Net financial income (expense)	(160.5)	(375.0)	(281.5)	(264.0)	63.3	(350.1)	51.1	(201.5)
Operating income (loss)	49.6	115.9	235.1	(63.9)	589.1	(751.2)	485.1	(1,047.7)
Net non-operating income (expense)	-	-	-	-	(2.2)	(5.5)	(4.6)	(12.1)
Income (loss) before taxes and minority interests	49.6	115.9	235.1	(63.9)	586.9	(756.7)	480.5	(1,059.8)
Income and social contribution taxes	27.5	64.3	(166.8)	(203.1)	(140.5)	(176.1)	(153.8)	(157.1)
Minority interests	-	-	-	-	(21.5)	(21.5)	(70.1)	(70.1)
Net income (loss)	77.1	180.2	68.3	(267.0)	424.9	(954.3)	256.6	(1,287.0)
Net income (loss) per share in 2008 to 2007 and per 1,000 shares outstanding in 2006 to 2004 (reais)	0.03	0.08	0.03	(0.11)	0.48	n/a	0.38	n/a
Number of shares outstanding:
Common shares (in millions)	n/a	798	795	793,544	299,611	n/a	264,793	n/a
Preferred shares (in millions)	n/a	1,545	1,539	1,536,171	579,965	n/a	437,712	n/a
Dividends per share in 2008 to 2007 and per 1,000 shares in 2006 to 2004 – reais(4)	n/a	0.11	0.14	0.19	0.14	n/a	0.10	n/a
Dividends per share in 2008 to 2007 and per 1,000 shares in 2006 to 2004 – in U.S. dollars (5)	n/a	0.05	0.08	0.09	0.06	n/a	0.04	n/a

U.S. GAAP(6)
Net operating revenues	5,598.4	13,083.7	12,494.0	10,165.4	8,329.9	-	6,114.8	-
Operating income (expense)	175.9	411.2	469.6	130.2	(510.4)	-	(983.0)	-
Net income (loss)	64.8	151.5	92.0	(217.9)	(950.7)	-	(1,303.1)	-
Balance Sheet Data:
Brazilian GAAP
Property, plant, equipment and software, net	4,113.4	6,971.4	7,021.8	7,185.9	1,872.7	7,815.9	1,663.5	6,807.4
Total assets	6,948.9	16,239.5	14,564.0	14,206.7	4,457.4	15,233.9	3,665.5	13,083.3
Loans, financing and debentures	1,496.7	3,497.7	2,097.4	2,156.3	129.0	1,819.6	104.1	593.5
Shareholders’ equity	3,333.6	7,790.5	7,771.8	7,910.3	2,714.8	8,622.7	1,999.0	7,575.8
Capital stock	3,257.9	7,613.6	7,550.5	7,512.7	1,472.1	7,455.9	884.5	6,503.7

U.S. GAAP(6)
Property, plant, equipment and software, net	1,972.3	6,781.6	6,916.9	7,028.8	7,714.0	-	6,766.2
Total assets	6,798.7	16,339.9	14,667.6	14,271.9	15,417.2		13,060.7
Loans and financing	1,496.7	3,497.7	2,113.5	2,140.9	1,808.8		592.0
Shareholders’ equity	3,369.3	7,876.6	7,886.6	8,154.9	8,665.5		7,420.1

(1)
The pro forma information 2005 and 2004 reflects the TIM Celular Acquisition (see note 2-a  to our consolidated financial statements)  as if it had occurred on January 1, 2004 for Statement of Operations information, and on December 31, 2004 for balance sheet information.

(2)
For consistency of presentation with 2008 and 2007, amounts in 2006, 2005 and 2004 have been adjusted to reflect: reclassification of the amortization of the tax benefit related to the goodwill paid in the privatization from other net operating expense to income and social contribution taxes, reclassification of PIS/COFINS tax credit, previously recorded as other net operating expenses, to credit in deductions from revenues and credit net financial income, reclassification of income tax on remittance from net financial expense to cost of services and adjustment of income tax incentive (Adene) to the net income (loss), resulting from the change in accounting principles. Please see notes 3 and 8 to our consolidated financial statements.

(3)
For consistency of presentation with 2008, amounts in 2007 and 2006 have been adjusted to reflect: reclassification of intangible assets intended for the Company’s operations to a specific group called “intangible”; accounting of borrowing costs as a reduction of  “loans and financing” and amortization of them over the contract period (up to December 31, 2007, these costs were amortized on a straight-line basis, over the duration of the loan); accounting of derivative instruments at fair value; new treatment for lapsed dividends (dividends not claimed by shareholders within the time limit determined by Brazilian law), earlier accounted for in profit and loss, now to be accounted for within shareholders’ equity; reclassification of  non operating income to other operating income. See note 3-c and e to our consolidated financial statements for further detail. The 2005 and 2004 financial statements were not adjusted to reflect such effects.

(4)
Dividends per share have been computed as the sum of dividends and interest on shareholders’ equity (“juros sobre capital próprio,” according to Brazilian law), an alternative under Brazilian Corporations Law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders’ equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual general meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders’ equity, divided by the total number of common shares and preferred shares outstanding as of the common shareholders' meeting date. See “Item 10E. Additional Information — Taxation — Brazilian Tax Considerations―Distributions of Interest on Capital.”

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

In 2006, the real appreciated 8.7% against the U.S. dollar between December 31, 2005 and 2006. Despite this appreciation, the country had a positive current account balance of US$6.3 billion. For the fourth consecutive year, the Current Transactions/PIB ratio, an indicator of vulnerability to international financial crises, was positive, showing the country’s lower exposure to risk. The average unemployment rate increased to 10.0% as of December 31, 2006 in the country’s main metropolitan regions, in accordance with estimates disclosed by the IBGE. In 2006, the inflation rate, as measured by the IPCA, was 3.1%, and the average TJLP interest rate was 6.8%. International reserves also reached record levels and the highest quality thus far, reducing the presence of short-term capital.

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

The Brazilian economy performed well until the third quarter 2008, growing by 6.38%, which was across all components of GDP and was fully driven by domestic demand. The net contribution of domestic demand to GDP growth in the first nine months of 2008 was 8.1 percentage points, while the foreign demand had a net negative impact of 2.5 p.p. on GDP. The new economic scenario that impacted the country's economy from October resulted in a slowdown in economic activity in the past quarter in a yearly comparison. Despite the adverse scenario that gripped the country in the last quarter of 2008, real economic growth in 2008 was more than 5% due to the strong economic growth in the first nine months.

Monetary policy had two distinctive characteristics in 2008:

•
before September 2008, it was restrictive, due to inflationary pressures, with interest rate rising by 250 basis points between April and September, pushing SELIC, the basic interest rate, from 11.25% p.a. to 13.75% p.a.

•
after September 2008, with the worsening of the international financial crisis and its adverse effects on the Brazilian economy, the Central Bank’s Monetary Policy Committee (COPOM) began signaling a change towards an expansionist policy and cut the Selic rate by 100 basis points in January 2009 to 12.75% p.a.

The table below sets forth data regarding GDP growth, inflation, interest and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2006	2007	2008
GDP growth (1)	3.8%	5.4%	5.1%
Inflation (IGP-M) (2)	3.9%	7.8%	9.8%
Inflation (IPCA) (3)	3.1%	4.6%	5.9%
DI Rate (4)	13.1%	11.8%	12.4%
TJLP (5)	6.8%	6.2%	6.2%
Appreciation (devaluation) of the real against the U.S. dollar	8.7%	17.2%	(32.0%)
Exchange rate (closing)—R$ per US$1.00	R$2.138	R$1.771	R$2.337
Average exchange rate—R$ per US$1.00 (6)	R$2.177	R$1.948	R$1.837

(1)	The Brazilian GDP for 2006, 2007 and 2008 was calculated using the new procedures adopted by the IBGE.

(2)	Inflation (IGP-M) is the general market price index as measured by FGV, and represents data accumulated over the 12 months in each year ended December 31, 2006, 2007 and 2008.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2006, 2007 and 2008.

(4)	The DI rate is the average inter-bank deposit rate performed during the day in Brazil (accrued as of the last month of the period, annualized).

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate on the last day of each year.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Year End
2004	3.2051	2.6544	2.9257	2.6544
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1520	1.7325	1.9483	1.7713
2008	2.5004	1.5593	1.8375	2.3370

	Reais per U.S. Dollar
Month	High	Low
November 2008	2.4277	2.1210
December 2008	2.5004	2.3331
January 2009	2.2174	2.3803
February 2009	2.3916	2.2446
March 2009	2.4218	2.2375
April 2009	2.2899	2.1699
May 2009	2.1476	1.9730
June 2009 (through June 23, 2009)	2.0074	1.9301

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

B.           Capitalization and Indebtedness

Not applicable.

C.           Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

This section is intended to be a summary of more detailed discussions contained elsewhere in this annual report. The risks described below are not the only ones we face. Our business, results of operations or financial condition could be harmed if any of these risks materializes and, as a result, the trading price of our shares and our ADSs could decline.

Risks Relating to our Business

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from successfully implementing our strategy.

            On December 3, 2008, we set out our strategic priorities for the 2009-2011 period. Our strategy is aimed at improving revenues and selective growth, while maintaining financial discipline. To achieve this goal, we will focus on strengthening our position by leveraging mobile telephony to enable broadband growth and exploiting opportunities arising from fixed-line to mobile substitution. See “Item 4B. Information on the Company—Business Overview—Mobile Service Rates and Plans.”

            TIM’s ability to implement and achieve these strategic objectives may be influenced by certain factors, including factors outside of its control, such as:

•	regulatory decisions and changes in the regulatory environment in Brazil;

•	increasing numbers of new competitors in the Brazilian telecommunications market which could reduce TIM’s market share;

•	increasing and stronger market competition in its principal markets with a consequent decline in the prices of services;

•	TIM’s ability to strengthen its competitive position in Brazil for mobile telecommunications;

•
TIM’s ability to develop and introduce new technologies which are attractive to the market, to manage innovation, to supply value added services and to increase the use of its fixed and mobile service;

•	the success of “disruptive” new technologies which could cause significant reductions in revenues to fixed and mobile operators;

•	TIM’s ability to implement efficiency;

•
TIM’s ability to refinance existing indebtedness when due under the current uncertain conditions in the capital and bank markets as credit markets worldwide have experienced a severe reduction in liquidity and term funding;

•	TIM’s ability to attract and retain highly qualified employees; and

•	the effect of exchange rate fluctuations.

 As a result of these uncertainties there can be no assurance that the objectives identified by management can effectively be attained in the manner and within the timeframes described.

We face increasing competition, which may adversely affect our results of operations.

The opening of the Brazilian market to competition for telecommunications services has adversely affected the industry’s historical margins. Due to additional Personal Communication Services (“PCS”) providers that have commenced operations in recent years, we are facing increased competition throughout Brazil. We compete not only with companies that provide wireless services and trunking, but also with companies that provide fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these and other services and a trend of bundling PCS services with Internet and other services. As a result, the cost of maintaining our revenues share has increased and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our presence in the market. Claro and Vivo received authorization to provide PCS in the same regions as TIM, completing their national coverage. Also Oi received authorization to provide PCS service in São Paulo State.

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

There is the perspective of changing the current rules for service exploration that may cause an unbalanced competition between fixed incumbents and other players. For example the merger between the two concessionaires Oi and Brasil Telecom would represent a step back from the liberalization architecture and would hamper competition if not counterbalanced by appropriate regulatory measures (like Local Loop Unbundling obligations).

Anatel is expected to auction bandwidths in the 3.5 and 10.5 GHZ (WI-MAX) spectrum to provide broadband wireless and fixed telephony services. Anatel cancelled the auction scheduled to take place in 2006. New bidding terms have not yet been made public and according to information currently available from Anatel, the new auction will take place probably in the second half of 2009. Purchasers of these bandwidths may offer services that could compete with our services. TIM intends to bid for this band.

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

Beginning in July 2004, interconnection charges became freely negotiable by cellular telecommunications service providers in Brazil, pursuant to rules issued by Anatel. As a result, the interconnection fees we were able to charge in the past have decreased, after adjustment for inflation. The interconnection fees we charge may continue to decrease and as a result, we may receive less interconnection revenue than we presently do, which may have an adverse effect on our business, financial condition and results of operations.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by, among other factors:

•	the changing regulatory environment, such as the introduction of numbering portability;

•	shorter time periods between the introduction of new telecommunication products and their required enhancements or replacements;

•	ongoing improvements in the capacity and quality of digital technology available in Brazil;

•	the introduction of Third Generation (“3G”) mobile telephony services; and

•	the anticipated auction of licenses for the operation of 3.5 GHz and 10.5 GHz (WI-MAX) with limited mobility.

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

Certain debt agreements of our subsidiaries contain financial covenant and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2008, our subsidiaries, had approximately R$3.2 billion in consolidated outstanding indebtedness (post hedge). If we are unable to meet these debt service obligations, or comply with the debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

In addition, because of our net debt position in 2008 of R$1.7 million (loans plus accrued interests and derivatives – liabilities, less cash and cash equivalents, derivatives – assets and short term investments), we may need additional funding to meet our obligations and to conduct our activities and in the event public or private financial is unavailable, our financial condition and results and, consequently, the market price for our shares may be adversely affected.

We face risks associated with litigation.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See "Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings."

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

The Brazilian telecommunications regulator, Anatel, approved the acquisition of Olimpia by Telco, and imposed certain restrictions to guarantee the total segregation of the business and operations of the two groups, Telefónica and TIM, in Brazil.  Anatel already ratified the full compliance of TI and TIM, with the measures to be adopted immediatly after the approval. The additional measures required by Anatel in May 2008, which were timely submitted to Anatel by TIM Brasil, TIM Celular and TIM Nordeste, are still under evaluation. We cannot guarantee that Anatel will approve the additional measures we have either taken or proposed to take to comply with its ruling.

 Telco’s acquisition of Olimpia is also currently analyzed by the Brazilian antitrust authority (CADE) in a proceeding to which TIM is not a party filed by Telco’s shareholders, and is subject to CADE’s approval.

The consequences in case (i) Anatel understands that the additional measures being taken or proposed to segregate the businesses of TIM and Vivo in Brazil are not sufficient; or (ii) the Brazilian antitrust authority does not approve the transaction, are currently unpredictable and may have adverse effects on TIM’s business and results. See “Item 4.A. Information on the Company—History and Development of the Company—Recent Developments—Acquisition of Olimpia S.p.A.” On July 31, 2008, Anatel approved the corporate instruments filed on November 22, 2007 after finding full compliance with the restrictions imposed by the applicable Anatel ruling.

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

In July 2006, Anatel issued regulations regarding the remuneration of the mobile operators network and brought to the mobile industry the concept of significant market power. Under such regulation, the VU-M value is freely negotiated between operators, but in case of no successful negotiation by 2010, as an arbitration procedure, the Agency will determine, based on a fully allocated cost model, a reference value for a network usage fee (VU-M) of companies that are deemed to hold significant market power. In order to determine the companies that have a significant market power in the mobile interconnection market, Anatel will consider: market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, dominance of infrastructure that is not economically viable to duplicate, existence of negotiation power to acquire equipments and services, existence of vertical integration, existence of barriers to entry, access to financing sources. For purposes of the mobile network remuneration rules until Anatel defines which groups have significant market power, all groups that include a SMP provider will be considered as having a significant market power in the offer of mobile interconnection in their respective services areas.

We are subject to various obligations in the performance of our activities with which we may be unable to comply.

In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

•	the rules set forth by Anatel, the primary telecommunications industry regulator in Brazil;

•	the PCS authorizations under which we operate our cellular telecommunications business;

•	the fixed authorizations (local, national long distance, international long distance under and multimedia service) under which we operate our telecommunications business;

•	the Consumer Defense Code; and

•	the General Telecommunications Law (Lei No. 9,472/97, as amended).

We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought since December 2004 by Anatel against TIM Celular and TIM Nordeste we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations. In fact, there are some administrative proceedings regarding noncompliance with quality goals and regulatory obligations that resulted in fees applied by Anatel on TIM Celular and TIM Nordeste. For more information, see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. In addition, we cannot assure that we will be able to fully comply with each of the above referenced laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

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

The TIM Celular’s authorization to operate in the State of Paraná, except in Londrina and Tamarana municipalities, was extended to September 3, 2022, in accordance with Act 57.551 of April 13, 2006. The first payment under this authorization was made on April 30, 2009.

The radiofrequencies authorizations for the 800 MHz, 900 MHz and 1800 MHz that expired in 2008 were:

September 03, 2008 - TIM Celular (Santa Catarina)
November 28, 2008 - TIM Nordeste (Ceará)
December 15, 2008 - TIM Nordeste (Alagoas)
December 31, 2008 - TIM Nordeste (Paraíba and Rio Grande do Norte)

Anatel has approved the renewal of such authorizations.

Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

The telecommunications industry is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes. For example, the telecommunications industry has introduced the Third Generation (“3G”) mobile telephone services. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

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

 In addition, federal and state tax authorities in Brazil have brought actions challenging the tax treatment of certain components of the service revenues earned by mobile telecommunications providers, such as the application of ICMS to activation fees and monthly subscription charges. As of December 31, 2008, we are subject to approximately 1,141 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$1.4 billion. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

As of 2006, Anatel uses IST index (Índice de Serviços de Telecomunicações) to adjust STFC Concessionaries’ rates, Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada” or “EILD”) and remuneration for the use of Personal Communication Service (“Serviço Móvel Pessoal” or “SMP”), which substitutes the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getulio Vargas, a private Brazilian foundation. Thus, the prices we may charge for our services may be indirectly impacted by this new index. Anatel begins to regulate the telecommunications industry based on a model that analyzes company costs based on a hypothetical company’s costs and other factors. If this new adjustment mechanism, or any other mechanism chosen by Anatel in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results.

Anatel issued new regulations on interconnection rules, some of which could have an adverse effect on our results. The rules that may adversely affect our results are (1) Anatel had defined clearly that same SMP provider with different authorization areas receive only one instead of two interconnection charges (VU-M) for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for VU-M does not reach success,Anatel can, from April 2010on, apply the Full Allocated Cost model. These regulations can have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for economic groups without significant market power.

Anatel´s new regulation on number portability could have an adverse effect on our results.

Anatel issued in March 2007 regulations regarding the implementation of number portability in Brazil for fixed telephony and mobile services providers (SMP). Portability is limited to migration between providers of the same telecommunications services. For SMP providers, portability can take place when customers change service providers within the same Registration Area as well as when customers change the service plan of the same service provider. We expect number portability to increase competition between services providers and we are confident that due to our quality levels the implementation of such regulation will help us increase our customer base. If we are unable to maintain our quality levels, number portability could have an adverse effect on our client´s base and our results.

The current global  economic crisis could reduce purchases of our products and services and adversely affect our results of operations, cash flows and  financial condition.

Uncertainty about current global economic conditions poses a significant risk as consumers and businesses may postpone spending in response to tighter credit, negative financial news (including high levels of unemployement) or declines in income or asset values, which could have a material negative effect on the demand for our products and services.  Economic difficulties in the credit markets and other economic conditions, such as the current recession or the risk of a potential recession, may reduce the demand for or the timing of purchases of our products and services.  A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.  Other factors that could influence customer demand include access to credit, consumer confidence and other macroeconomic factors.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getulio Vargas, a private Brazilian foundation, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian price inflation rates were 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007 and 5.9% in 2008. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in the future. Periods of higher inflation may decrease the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Notwithstanding the fact that the real has appreciated 11.5%, 8.7%,17.2% and -32% in 2005, 2006, 2007 and 2008, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

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

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in December 2008, the basic interest rate was 13.75%.

On December 31, 2008, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES, or BNDES), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. On December 31, 2008, R$3,224.9 million, post-hedge, of our total consolidated indebtedness was subject to floating interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

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

We  may be vulnerable to the current disruptions and volatility in the global financial markets.

      The global financial system has since mid 2007 experienced severe credit and liquidity conditions and disruptions leading to greater volatility. Since the fall of 2008, global financial markets deteriorated sharply and a number of major foreign financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties including runs on their deposits and inadequate liquidity.

      In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments have intervened on an unprecedented scale, but there is no assurance that these measures will successfully alleviate the current financial crisis. Despite intervention, global investor confidence remains low and credit remains relatively lacking.

      Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms, and consequently on our operations. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

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

Restrictions on the movement of capital out of Brazil may adversely affect our ability to remit dividends and distributions on, or the proceeds of any sale of, our shares and the ADSs.

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

If proceedings are brought in the courts of Brazil seeking to enforce our obligations with respect to our shares or ADSs, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares or the ADSs.

Volatility and lack of liquidity in the Brazilian stock market may substantially limit investors’ ability to sell shares at the price and time desired.

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economical instability and constant changes. The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. On December 31, 2008, Bovespa’s market capitalization was approximately R$1.4 trillion (US$0.6 trillion), and the average daily trading volume for the year ended December 31, 2008 was R$5.5 billion (US$3.1 billion). The Brazilian capital market shows significant concentration. The top ten shares in terms of trading volume accounted for approximately 53.1% of all shares traded on the Bovespa in the year ended December 31, 2008. These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

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

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000 (“Resolution CMN 2,689”) of the National Monetary Council, or Conselho Monetário Nacional (“CMN”), as described below in “Item 10E. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

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

We may need to raise additional funds through a capital increase, public or private debt financings, or a new share issuance in connection with our business. Any additional capital raised through the issuance of shares or securities convertible into shares conducted on stock exchanges or through public offerings may be made, according to Brazilian law, without preemptive rights for the holders of our shares, which may result in the dilution of our holdings in our share capital.

The market price of our shares or ADSs may be adversely affected if we, our controlling shareholders, directors or officers decide to issue or sell a substantial number of our shares, or if there is a perception of the possibility of such events.

Item 4. Information on the Company

A.           History and Development of the Company

Basic Information

TIM Participações S.A. is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil. The Company was incorporated on May 22, 1998 under the name Tele Celular Sul Participações S.A., which was later changed to TIM Participações S.A. on August 30, 2004.

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

In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of TSU and TND, to private investors. Shares of TSU and TND previously owned by the Federal Government were sold to a consortium comprised of UGB Participações Ltda. (“UGB”) and Bitel, both companies organized according to the laws of the Federative Republic of Brazil. In March 1999, UGB sold its ownership interest in TSU and TND to Bitel, effective upon approval by Anatel and the Brazilian antitrust agency (“CADE”). In September 2003, TIM Brasil merged into Bitel, and its corporate name was changed to TIM Brasil. TIM Brasil is wholly owned, indirectly, by Telecom Italia, a corporation organized under the laws of Italy.

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

With the addition of 29.7 million new lines during 2008, Brazil has reached a mobile subscriber’s base of 150.6 million customers in the end of the year. This means a teledensity of 78.1%, compared to 63.6% in December 2007.

Our controlling shareholder, TIM Brasil, is a wholly-owned Brazilian subsidiary of Telecom Italia International N.V., which in 2008 merged with TIM International N.V., the former owner of TIM Brasil and is itself a wholly-owned Dutch subsidiary of Telecom Italia.

Telecom Italia is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

In particular, at December 31, 2008 the Telecom Italia Group was one of the world’s largest fixed telecommunications operators with approximately 17.4 million physical accesses (consumer and business) in Italy (19.2 million at December 31, 2007).  On the other hand, at December 31, 2008 the wholesale customer portfolio reached approximately 5 million accesses for telephone services with an increase of approximately 1.5 million compared to December 31, 2007. Furthermore, in Italy, the broadband portfolio reached 8.1 million accesses at December 31, 2008 (of which 6.8 million are retail accesses and 1.3 million are wholesale accesses) with an increase of 0.5 million accesses compared to December 31, 2007.

In addition, the Telecom Italia Group was the leading mobile operator in Italy, with approximately 34.8 million mobile telephone lines at December 31, 2008 (36.3 million at December 31, 2007), as a result of a sale policy with a better selective approach focused on high-value customers (at December 31, 2008 the mobile post-paid lines were approximately 6 million with a 12.5% increase compared to the end of 2007).

Recent Developments

Acquisition of Intelig

TIM Participações S.A. plans to acquire the telecommunications company Intelig Telecomunicações Ltda. (“Intelig”) from JVCO Participações Ltda. (“JVCO”) (part of the group controlled by Mr. Nelson Tanure and which conducts business in the communications, real estate and harbor facilities industries) in exchange for up to 6.15% of TIM Participações’ capital stock. On April 16, 2009 the management of TIM Participações S.A.and Docas Investimentos S.A. (“Docas”) publicly announced that a merger agreement was executed between TIM Participações, TIM Brasil Serviços e Participações S.A. (its controlling shareholder), JVCO and Docas (the controlling shareholder of JVCO) to indirectly acquire control of Intelig. The acquisition will occur through the merger into TIM Participações of Holdco Participações Ltda., a company controlled by JVCO, which in turn will hold, upon completion of the merger, 100% of the capital stock of Intelig.

The agreement sets forth that, upon achievement of certain conditions precedent, particularly prior approval from the National Telecommunications Agency – ANATEL, TIM Participações (i) will absorb the net assets of Holdco, which shall be extinguished; (ii) will succeed Holdco in all of its rights and obligations; and (iii) will become the direct sole quotaholder of Intelig. Once consummated, the transaction will cause the extinction of the quotas representing the capital stock of Holdco, which will be substituted by common and preferred shares issued by TIM Participações due to the capital increase, in the same proportion of the shares currently issued by TIM Participações, and delivered to JVCO, which currently holds direct control of Holdco.  The transaction has also been submitted to the Brazilian antitrust authority (CADE) and its approval is currently pending.

The agreement further states that, by virtue of the absorption of the net assets of Holdco, and the consequent capital increase of TIM Participações, JVCO will be attributed a percentage of up to 6.15%of the total common shares, and up to 6.15% of the total preferred shares issued by TIM Participações at the time of the transaction. This shareholding interest may undergo changes by virtue of variations in the capital stock of TIM Participações and/or the need for adjustments due to the amount of Intelig’s net debt existing at the time of consummation of the transaction. The completion of the merger is subject to verification and confirmation of the applicable exchange ratio by an economic-financial valuation report to be prepared by a first-rank financial institution for purposes of completing the transaction.

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

Agreements between the TIM operators controlled by TIM Participações and the Telefónica´s operators in Brazil, in force as of December 31, 2007, refer solely to services related to co-carrier relationships, covering such subjects as interconnection, roaming, site sharing, co-billing procedures, and CSP (carrier access codes) arrangements, and were entered into at arm’s length prices and terms, in accordance with applicable laws and regulations. See “Item 3D. Key Information—Risk Factors—Risks Relating to our Business—The shareholding structure of our parent company, Telecom Italia S.p.A, has undergone relevant changes.”

Anatel approved the acquisition of Olimpia by Telco, but imposed certain restrictions to guarantee the total segregation of the business and operations of the two groups, Telefónica and TIM, in Brazil (Act number 68.276/2007, published in the Brazilian Federal Gazette (DOU) on November 5, 2007). In compliance with the requirements of that Act, on November 22, 2007, TIM Brasil, TIM Celular and TIM Nordeste submitted to Anatel the corporate instruments, including those received from Telco, required to implement the measures and procedures imposed by the Anatel Act and that assure the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica. Therefore, TIM continues to operate in the Brazilian market independently and autonomously just as before Telco’s acquisition of Olimpia.

Additionally, as required by the Anatel Act, on May 2, 2008, TIM Brasil, TIM Celular and TIM Nordeste submitted to Anatel a list of additional measures aimed to assure continued total segregation between TIM´s Brazilian mobile operators and Vivo, a Brazilian mobile operator in which Telefónica holds a large equity stake. These measures must be approved by Anatel and, following such approval, will need to be implemented within an additonal six-month period.

On July 31, 2008, Anatel approved the corporate instruments filed on November 22, 2007 after finding full compliance with the restrictions imposed by the applicable Anatel ruling.

Capital Expenditures

Our capital expenditure priorities in 2008 are related primarily to the expansion of the capacity and quality of our GSM network, as well as the development of information technology systems. The acquisition of new 3G authorizations, in the amount of R$1.3 billion, also have greatly impacted our expenditures during the year.

Capital expenditures, including accounts payable, during 2006, 2007 and 2008 were R$1,587.8 million, R$1,932.9 million and R$3,272.1 million, respectively.

The following table shows our capital expenditures in each individual category for each of the three years ended December 31, 2008, 2007 and 2006:

	Year ended December 31,
Capital expenditures	2008	2007	2006
Network	R$ 1,089.5	R$ 1,106.9	R$ 819.0
Radiofrequencies	1,239.0	29.0	-
Information technology	545.3	506.2	412.2
Handsets provided to corporate customers (comodato)	358.2	234.6	314.2
Others	40.1	56.2	42.4
Total capital expenditures	R$3,272.1	R$ 1,932.9	R$ 1,587.8

Our Board of Directors has approved our budget for capital expenditures from 2009 to 2011 in the total amount of approximately R$2.3 billion in 2009 and approximately 12% of net revenues for 2011, for expenditures relating to our subsidiaries TIM Celular and TIM Nordeste. Most of the capital expenditures we budgeted for 2009 to 2011 relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure. The method of financing for these capital expenditures will be external bank loans.

Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in the period from 2009 to 2011.

B.           Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. As of December 31, 2008, there were approximately 151million mobile lines, representing 78% of the population. Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, its focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers. According to Anatel, at the end of 2007 and 2008, in Brazil approximately 81% and 81.5%, respectively, of mobile lines were prepaid and 19% and 18.5%, respectively, were postpaid notwithstanding a 29.7 million increase in the number of subscribers during 2008. The average monthly revenue per mobile customer in Brazil for 2008 was approximately R$26.9.

Our Business

We primarily use the global system for mobile communications technology, or GSM, to provide mobile telecommunications services throughout Brazil. In four of our areas we still offer time-division multiple access technology, or TDMA, in addition to GSM. Since the introduction of GSM technology in the fourth quarter of 2002, the percentage of our customers using GSM technology has rapidly increased, reaching approximately 99.1% as of December 31, 2008. In those areas where we still offer TDMA technology, we will continue to try to migrate our remaining TDMA customers to GSM. We offer value-added services, including short message services or text messaging, multimedia messaging services, push-mail, Blackberry service (the first provider in Brazil to do so), video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games,

TV access, voice mail, conference calling, chats and other content and services. We provide interconnection services to fixed line and mobile service providers as well.

In 2008, after obtaining the authorization to use 3G technology nationwide, the Company has been able to offer its customers third generation services, such as broad band internet access and TV. This technology is already made available in the principal Brazilian cities, covering approximately 38% of our client base, and is soon to be offered in other locations. With the implementation of fixed telephony services in September 2008, the Company has become a comprehensive telecom services provider – the only one in the wireless industry. We believe that such technological integration is essential for a Company that wants to become the industry leader.

Regional Overview

We cover an area containing over 165 million of Brazil’s 193 million inhabitants. Our mobile operating subsidiaries have approximately 36.4 million customers located in each of the Brazilian states and in the Federal District. On December 31, 2008, our combined penetration reached approximately 78% and our combined market share totaled approximately 24.2%. The map below shows an overview of the Brazilian mobile telecommunications market based on the wireless areas established by Anatel.

Through our subsidiaries, we provide mobile telecommunications services using digital technologies to the ten wireless areas of Brazil shown in the above map, as set forth below.

Operating Subsidiary	Customers (As of December 31) (in thousands)	Areas Covered	Technology
TIM Nordeste 2008 2007	12,048.7 11,021.7	Areas 4, 9 and 10 shown above. Includes the states of Alagoas, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Piauí, Bahia, Minas Gerais and Sergipe.	GSM, 3G and TDMA
TIM Celular 2008 2007	24,353.8 20,232.0
Areas 1, 2, 3, 5, 6, 7 and 8 shown above.
Includes the states of Acre, Amapá, Amazonas, Espirito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Tocantins, Federal District, Rio de Janeiro, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.
GSM, 3G and TDMA

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated. Except as otherwise indicated, the amounts presented in the following table are our estimates.

	On December 31,
	2008		2007		2006
	(in millions, except percentages)
Brazilian population (1)		191		190		188
Total penetration(2)(3)		78%		64%		53%
Brazilian subscribers		150.7		121.0		99.9
National percentage subscriber growth		24.5%		21.1%		15.9%
Population we cover(1)		165		162		141
Percentage of urban population we cover(4)		93%		93%		92%
Total number of our subscribers		36.4		31.3		25.4
Our percentage growth in subscribers		16.5%		23.0%		26.0%
Our percentage of postpaid customers		18.1%		21.7%		21.3%
Our ARPU(5)	R$	29.7	R$	34.4	R$	33.1
______________
(1)	Information from IBGE, based upon Censo Demográfico 2000. The large increase as of December 31, 2006 represents an adjustment made by IBGE.

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(3)	Based on information published by Anatel and IBGE.

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(5)	Average monthly revenue earned per TIM subscriber.

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

We also offer several prepaid plans, none of which include monthly charges. Prepaid customers can purchase a prepaid credits plan that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification. In 2008 we expanded our prepaid recharge stations by 24%. There are already over 325,652 recharge stations nationwide, offering two recharge options: physical (cards) and electronic (online and PIN System). We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge. Customers with debit cards that use Banco 24Horas (ATMs), as well as customers using Visa, MasterCard or Diners credit cards are already able to recharge their prepaid phones straight from their mobile handsets.

Despite the highly competitive environment, TIM has maintained its focus on the mobile market’s value segment, developing communication solutions that encourage clients to use our data and voice services more often. “TIM Web” and “TIM Mais Completo”, were an example of the evolution in our marketing activities. “TIM Web” is a postpaid plan for internet access from laptops or desktops without the need of a provider, while “TIM Mais Completo” combines mobile and residential telephony with internet access. The two products are part of TIM’s strategy of offering increasingly convergent services and thus, in addition to competitive prices, mobility and internet portability, without the need for an access provider.

In 2008, TIM changed the terms of its sales promotions and focused on its high-quality clients to recover profitability in the second semester. TIM also reinforced its policy for granting subsidies for handset purchases in order to retain and attract new post-paid clients. In addition, in 2008 TIM took important steps in its convergence strategy by launching mobile broadband and wireline services. These efforts translated into the launch of innovative products such as the first Brazilian Notebook fully connected to wireless broadband, and the offer of fixed telecom services at competitive rates.

Each customer segment has options specially tailored for pre-paid, post-paid, and fixed clients. New 3G technology has allowed the Company to broaden convergence of its services, offering a new portfolio of options to meet a greater number of  market needs, such as 3G mobile broadband, launch of iPhone, and TIM TV (ability to watch a selection of TV channels through handsets).

In September 2008, following its convergence, the Company launched its fixed telecom services, TIM Fixo. This new service enables the Company to enter the fixed telecom services market, with an estimated demand of 40 million users and revenues of R$45 billion.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years are set forth below.

	Year ended December 31,
Category of Activity	2008	2007	2006

Gross mobile telephone services	16,485.8	15,376.6	11,820.3
Gross sales of handsets and accessories	1,766.4	1,838.1	2,057.3

Total	18,252.2	17,214.7	13,877.6

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

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

Roaming Fees

We receive revenue pursuant to roaming agreements we have entered into with other mobile telecommunications service providers. When a call is made from within our coverage area by a client of another mobile service provider, that service provider is charged a roaming fee for the service utilized, be it voice, text messaging or data, at our applicable rates. Similarly, when one of our clients makes a mobile call when that customer is outside of our coverage area using the network of another service provider, we must pay the charges associated with that call to the mobile service provider in whose coverage area the call originates at the applicable rate of such mobile service provider.

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

Interconnection Charges

Interconnection charges represent a significant part of our revenues. We receive interconnection revenues in connection with any call originating from another service provider’s network, mobile or fixed line, which is received by any mobile customer, of ours or of another provider’s, while using our network. We charge the service provider from whose network the call originates an interconnection fee for every minute our network is used in connection with the call. The interconnection fees we charge other service providers became freely negotiable in 2005.

We have entered into interconnection agreements with all the telecommunications service providers operating in Brazil, which include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.” The interconnection fees we were permitted to charge other mobile telecommunications providers, and which other mobile telecommunications providers charge us, has in the past frequently been adjusted by inflation.

In 2005, two agreements relating to interconnection fees were entered into: (i) among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers, pursuant to which our interconnection fee paid by other operators when their users access our network to communicate with our users was increased by 4.5%, for calls completed by a number registered within that customer’s home registration area (VC-1 calls) and (ii) among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers relating to the interconnection fees paid by the fixed telephony incumbents to the mobile service operators in the case of long distance calls, that is VC-2 and VC-3 calls, whereby such fees were increased by 7.99%.

In 2007, an additional agreement relating to interconnection fees entered into among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers established an average VU-M increase of 2%. The same parties also executed an additional agreement, which was homologated by Anatel, contemplating a 68.5% increase in the VU-M fee over the VC-1 adjustment for 2008. Accordingly, in 2008, the mobile received also an average VU-M increase of 2%.

In March, 2009, there was an agreement between TIM and Embratel (because Embratel did not participate in the previous agreements) to establish the same conditions agreed between TIM and the other incumbents, with the applicable ajustments in terms of financial agreements. In 2009 there could be new negotiation concerning the VU-M agreements.

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

Value-Added Services

We offer, directly or through agreements entered into with third parties, value-added services, including short message services or text messaging, multimedia messaging services, push-mail, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content to our postpaid and prepaid customers. It is important to mention that we were the first mobile service provider in Brazil to offer subscriptions for Blackberry service. Under various postpaid mobile plans some value-added services are included in the monthly subscription charge at a specified level of usage.

Value-added services represented 9.7% of our gross service revenues in 2008, and for 2007 represented 7.9%. However, we experienced a significant growth in usage of these services in 2008, as illustrated by revenue growth from value-added services of 31.3% compared to 2007. We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

Short Message Services (SMS) or Text Messaging. Since December 2001, through agreements with other providers, we have offered two-way short (or text) message services, allowing our subscribers to send and receive short messages to and from users of networks of other carriers. In 2008, SMS represented approximately 36% of the revenue we derived from value-added services. Notwithstanding the expectation that other value-added services will begin to generate more revenue, we expect the proportionate contribution of SMS to remain at similar levels, since we believe SMS usage can continue to increase based on the lower usage rates in Brazil compared to Europe and the United States.

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

Data transmission. We also offer general packet radio services (GPRS) to our postpaid and prepaid subscribers through our GSM network. GPRS is a non-voice value-added service that allows information to be sent and received across a mobile network. GPRS radio resources are used only when users are actually sending or receiving data. Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users. As a result, large numbers of GPRS users can share the same bandwidth and be served from a single cell. The number of users supported depends on the application being used and how much data is being transferred. Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours. GPRS therefore allows us to maximize the use of our network resources. Our network allows customers with enabled devices to use EDGE technology, which is an evolution of GPRS allowing higher data transmission and a better using experience. During 2008 we launched 3G services, which is a brand new technology that enhances the portfolio of value-added services (such as TV channels and speed of downloads). We believe that 3G is an important milestone in our path towards achieving market leadership.

Sales of Mobile Handsets

We offer a diverse portfolio of approximately 74 handset models from several handset manufacturers, including Nokia, Samsung, Motorola, Sony and Ericsson, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores. We are focused on offering an array of handsets with enhanced functionality for value-added services, including handsets that make 3G, GPRS, EDGE, MMS, MP3, tri-band, infra-red, Bluetooth, browsers, internet, e-mail and Java available, while reducing reliance on the subsidies for handsets that have characterized the Brazilian market. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. At present, we believe that supplies of mobile handsets are sufficient to satisfy demand. See “—Our Network.”

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are being negotiated under the supervision of Anatel.

Sales and Marketing

We commenced marketing our mobile telecommunications services under the brand “TIM” in March 1999. We divide our market into three main categories: large business customers (businesses with four or more mobile lines), medium business customers (businesses with fewer than four mobile lines), and individual customers. These categories are divided further according to level of usage, distinguishing, for example, high-volume users from other categories of usage. We take these categories into account when developing service plans, sales strategies, customer service strategies and new products, as well as for billing and collection purposes. We also use market research reports and focus group studies to analyze our customer base. We refer to this analytical approach to our customer base as “customer segmentation.” Our strategy has been focused on the acquisition and retention of highly valued clients in all segments and on the pursuit of operating efficiency in supporting the expansion of or client base. We currently intend to reduce our level of promotions and subsidies for handsets and certain prepaid services, and to focus our sales and marketing efforts on postpaid customers, high quality prepaid customers and service plans. In addition, although there can be no assurance, if we  achieve and maintain a clear lead in customer satisfaction, we believe we will be well placed and benefit from number portability, recently introduced in Brazil.

As of December 31, 2008, our services were marketed through the largest distribution network in Brazil with over 9,450 points of sale (8,700 in 2007), of which approximately 100 were our own stores. In addition, we had over 325,652 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. We, however, intend to focus on sales through our exclusive stores and franchises as opposed to general retail stores where subsidies often generate losses. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered. Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 93% of the urban Brazilian population based to Anatel’s coverage criteria. In four areas, in addition to GSM we offer TDMA, a technology that divides radio spectrum into assigned time slots to transmit signals. As of December 31, 2008, approximately 99.1% of our subscribers used GSM technology and we expect our remaining TDMA customers to migrate to GSM within the next few years. Because GSM is widely used in Europe and North America, it provides faster availability of new products and services and a wider variety of suppliers than TDMA technology. During 2008 we implemented 3G services within our network, which enable users to experience a higher level of conectivity through broadband internet access and TV high speed downloads. As of December 31, 2008, we had 1,455 sites ready to operate under 3G. With our acquisition of TIM Celular, we hold authorizations from Anatel to provide our mobile services in each of the ten wireless areas of Brazil over various frequency spectrums. We are also monitoring the status of the possible auction of new bandwidth authorizations by Anatel. We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is at the core of our business.

Our wireless network principally includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches and 9,729 radio base stations in our GSM network and 2,171 radio base stations in our TDMA network as of December 31, 2008. The network is connected primarily by a fiber-optic transmission system leased mainly from Intelig, Telemar, Embratel, Brasil Telecom and Telefônica. Nokia, Ericsson and Siemens are our main suppliers of GSM network equipment. Our GSM radio bases are equipped to receive the new 3G technology equipments, which have been installed in 1,463 sites in twelve Brazilian states.

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

Customer Service

TIM’s business vision is the quest for customer satisfaction through continuous improvements of processes and systems that facilitate the relationship between the company and its customers regardless of the channel of communication. Thus, it monitors and analyzes information from its system of relations (CRM) and local record of customer interactions with the company through a customer driven organization, offering unique and innovative service in all points of contact .

In this daily pursuit of customer satisfaction TIM endeavors to train its relationship consultants, reviewing processes and procedures of care, improving and optimizing systems and thus ensuring that the daily relationship with their clients is the best possible and that the customer is satisfied.

On December 1, 2008, when Ordinance 6.523 (Decreto Lei 6.523)  which regulates  phone customer service, entered into force, TIM improved its   service to its customers by adjusting its systems and processes.

For example, TIM invested in an automated process which provides protocols through interactive voice response (“IVR”), enabling client identification and manual selection of options, and recording and reporting through a unique sequential protocol. Additionally, TIM offers a cancellation and complaint option on its main menu to facilitate access by the client.

With respect to call transfers, TIM invested in its CRM tool, adding new functions that do not require the client to repeat a request if the client is transferred to a second operator. These improvements of the CTI and CRM systems ensure the transfer of customer data at the time of the call, minimizing the number of calls transferred improperly.

For hearing impaired clients, TIM offers a preferential service through text messages, with storage of historical data service, which can be retrieved for later delivery. Furthermore, TIM invested in a tool that allows a client’s customer care service history to be retrieved and sent to the client on demand. This service is available for communications via regular mail, e-mail, fax and text messages.

Finally, adjustments to the quality of customer service were made in order to minimize waiting time.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by a third-party vendor. These systems have four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options. Certain aspects of billing customers in Brazil are regulated by Anatel. For mobile telephones, currently if a customer’s payment is more than 15 days overdue, we can suspend the customer’s ability to make outgoing calls, and if the payment is 45 days overdue, we can suspend the customer’s ability to receive incoming calls. After 90 days from the customer’s payment due date, we generally discontinue service entirely, although discontinuation of service is sometimes delayed between 120 and 180 days after the due date for valued customers. For fixed telephones, if a customer’s payment is more than 30 days overdue, we can suspend the customer’s ability to make outgoing calls, and if the payment is 60 days overdue, we can suspend the customer’s ability to receive incoming calls. The rules of discontinuation of fixed service are the same as applied for the mobile service.

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

Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents of another individual to obtain mobile services, and “cloning fraud,” which consists of duplicating the mobile signal of a mobile subscriber and thereby allowing the perpetrator to make calls using the subscriber’s signal, are the two principal types of fraud relating to mobile, fixed and long distance service. Since a substantial majority of our customers use GSM, an entirely digital technology, we experience a low level of “cloning fraud” which is fairly common in parts of Brazil for users of TDMA, CDMA and other technologies that use analog technology either entirely or in connection with some roaming services.

We have implemented cloning fraud-prevention measures, including restrictions on the level of international calls, and cloning fraud-detection measures, including review of call records to detect abnormal usage patterns, in an effort to detect fraud as quickly as possible and thereby reduce the associated costs. We use a nationwide fraud detection system licensed from Hewlett Packard. This system analyzes various aspects of mobile, fixed and long distance service usage including simultaneous usage by a single customer, call frequency and unusually high usage patterns.

As part of our commitment to excellent customer service, in the limited instances in which our customers experience cloning fraud, the customer’s number, mobile telephone or fixed telephone, or both,, are changed free of charge. If subscription fraud has occurred, both the applicable number and the mobile telephone line are terminated. If part of a fraudulent call is carried by the network of another service provider, we are generally obligated to pay that service provider the applicable interconnection fee, regardless of whether we ever collect the receivable associated with the call.

Most of TIM’s efforts in 2008 were focused on implementing fraud prevention measures in point of sales, including digital authentication for our sales front end system and strong training program as well as monitoring and identification of points of sale. Customers’ credit history is also being checked during the application process.

Competition

Mobile Competitors

In addition to TIM, there are three other major participants in the Brazilian mobile market that also offer natiowide coverage, Vivo, Claro and Oi.

TIM is the brand name under which we market our mobile telecommunications services. We offer GSM, including 3G, EDGE, and TDMA technology. Currently, our subsidiaries, hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us the only mobile operator in Brazil offering nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. Our network covers approximately 93% of the country’s population based on Anatel’s coverage criteria.

We have two major competitors in Brazil:

•
Vivo, which is jointly controlled by Portugal Telecom and Spain’s Telefónica Móviles, until 2007 was operating in eight wireless areas of Brazil recognized by Anatel, using TDMA and CDMA, and in 2007 started to use GSM technology in 800 MHz and 1900 MHz and in 2008 started the UMTS in 2100 NHz; and

•	Claro, which is controlled by America Móvil, until 2008 was operating in nine wireless areas of Brazil recognized by Anatel, using GSM and TDMA technology (Claro started to operate in area 8.

In addition, we also compete with “Oi” (the new Telemar brand), in all areas.

The Brazilian mobile telecommunications industry is highly competitive.  Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot be assessed with precision and that are beyond our control.  Among such factors are our competitors’ size, experience, business strategies and capabilities, the prevailing market conditions and the applicable regulations.

Other Competition

We also compete with fixed line telephone service providers.  The fixed line incumbent providers in Brazil (Oi, Brasil Telecom, Telefonica and Embratel) offer packages of services including voice (both fixed line and mobile), broadband and other services, an approach called “bundling.”  Fixed line providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers.

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

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10C. Additional Information—Material Contracts.”

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

International Roaming Agreements

We have roaming agreements with other GSM telecommunications service providers operating in 185 countries with 400 contracts.

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

•
COFINS. The Contribuição Social para o Financiamento da Seguridade Social, or COFINS, is a social contribution levied on gross revenues (which may include financial revenue, depending on the systematics applicable to each business). On November 27, 1998, the Brazilian government increased the COFINS rate from 2% to 3% but permitted taxpayers to offset up to one-third of the amount of COFINS paid against the amount owed as Contribuição Sobre Lucro Líquido (“CSLL”), a social contribution tax assessed on net income. The ability to offset COFINS against CSLL was subsequently revoked for periods after January 1, 2000. On January 1, 2000, we began to pay the COFINS tax over our bills at a rate of 3%. In December 2003, through the Law no 10.833, the COFINS legislation was further amended, making this tax noncumulative, raising its rate to 7.6% to certain transactions, except in connection with telecommunications services, for which the rate continues to be 3%.

•
PIS. The Programa de Integração Social, or PIS is another social contribution, levied, prior to December 2002, at a rate of 0.65%, on gross revenues from certain telecommunications service activities (both operating and financial) and handset sales. In December 2002, Law n° 10.637 was enacted, making such contribution non-cumulative and increasing the rate to1.65% on gross revenues from sales of handsets, except in connection with telecommunications services, for which the rate continues to be 0.65%.

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

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are added to their net profits for tax purposes. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. In principle the Brazilian entity is allowed to deduct income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income (reciprocity of treatment between Brazil and the country from which the income or gain comes from is required in order for this rule to apply). Effective January 1, 2002, profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year-end balance sheet, unless the Brazilian entity is liquidated before the date of its year-end balance sheet, in which case the profits are taxed at the time of its liquidation.

Prior to January 1, 2002, profits realized by an entity in Brazil from a branch or agency were taxed as of the date of the Brazilian entity’s year-end balance sheet, and profits from a controlled or affiliated company were taxed as of the date such amounts were paid or made available to the Brazilian company as dividends or otherwise.

Dividends are not subject to withholding income tax when paid. However, as the payment of dividends is not tax deductible for the company distributing them, there is an alternative regime for stockholder compensation called “interest on equity,” which allows companies to deduct any interest paid to stockholders from net profits for tax purposes.

These distributions may be paid in cash. The interest is calculated in accordance with daily pro rata variation of the Brazilian government’s long-term interest rate - TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of: (i) 50% of the net income (before taxes and already considering the deduction of the own interest amount attributable to stockholders) related to the period in respect of which the payment is made; or (ii) 50% of the sum retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Through resolutions enacted in September 2000 and January 2001, Anatel launched the PCS regime, and began encouraging cellular service providers operating under SMC regulations to convert their concessions into authorizations under PCS regulations. According to the rules issued by Anatel, SMC providers would not be able to renew their concessions to provide SMC services, and were compelled to convert to the PCS regime in order to continue their operations. The permission from Anatel to transfer the control of these companies were also conditioned on rules that compelled SMC providers to migrate its SMC concessions to PCS authorizations, and to operate under the PCS regulations.

In 1997 and 1998, TIM Sul’s, TIM Nordeste Telecomunicações’ and TIM Maxitel’s predecessors were granted SMC concessions and in December 2002, TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel’s converted their SMC concessions into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions. TIM Celular acquired PCS authorizations in conjunction with auctions of bandwidth by Anatel in 2001, and subsequently acquired additional authorizations and operations under the PCS regulations as well.

The following table shows the expiration date of the initial period of each of TIM Nordeste’s PCS authorizations:

Expiration date
Territory	Authorized 800 MHz, 900 MHz and 1,800 MHz	Radiofrequencies 3G
State of Pernambuco	May 15, 2009	April 30, 2023
State of Ceara	November 28, 2023	April 30, 2023
State of Paraíba	December 31, 2023	April 30, 2023
State of Rio Grande do Norte	December 31, 2023	April 30, 2023
State of Alagoas	December 15, 2023	April 30, 2023
State of Piaui	March 27, 2009	April 30, 2023
State of Minas Gerais (except for the “Triângulo Mineiro” (*) municipalities for Radio-frequencies 3G)	April 7, 2013	April 30, 2023
States of Bahia and Sergipe	August 6, 2012	April 30, 2023

The following table shows the expiration date of the initial period of each of TIM Celular’s PCS authorizations:

Expiration date
Territory	Authorized 800 MHz, 900 MHz and 1,800 MHz	Radiofrequencies 3G
State of Paraná (except for cities of Londrina and Tamarana)	September 3, 2022	April 30, 2023
State of Santa Catarina	September 30, 2023	April 30, 2023
Cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu (State of Rio Grande do Sul)	April 14, 2009	April 30, 2023
State of Rio Grande do Sul (except the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu)	March 12, 2016	April 30, 2023
City of São Paulo (State of São Paulo)	March 12, 2016	April 30, 2023

State of São Paulo (except the city of São Paulo)	March 12, 2016	April 30, 2023
States of Rio de Janeiro and Espírito Santo	March 29, 2016	April 30, 2023
States of Maranhão, Pará, Amapá, Amazonas and Roraima	March 29, 2016	April 30, 2023
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás and the Federal District	March 12, 2016	April 30, 2023
Cities of Londrina and Tamarana (State of Paraná)	March 12, 2016	April 30, 2023

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

Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See “—PCS Regulation.” Since December 2003, we have achieved the majority, but not all of the service of quality requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. As a result since 2004 Anatel has been filing administrative proceedings against TIM Celular and TIM Nordeste for non-compliance with certain of our quality of service obgliations. In some of these proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. We will continue to strive to meet all of our quality of service obligations under the PCS authorizations, but we can provide no assurance that we will be able to do so. For information about administrative proceedings instituted, see “Item 8A. Financial Information—Consolidated Statements and Others Financial Information —Legal Proceedings.”

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

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may only be provided under Bands C, D and E licenses which initially 1800 MHz band (after words encompass also the 900 MHz band) and were auctioned by Anatel in 2001 and 2002.  TIM acquired the D band in regions II and III and the E band in region I, filling the national coverage, considering the TIM Sul, TIM Nordeste and Maxitel coverages.

In December 2007, TIM Celular acquired new authorization for 1800 MHz in São Paulo and Rio de Janeiro States in order to improve its radio frequency capacity in theses regions.

In the same auction, Claro and Vivo acquired authorization to provide PCS services in regions where TIM provides services but where Claro and Vivo previously did not provide such services by using 1800 MHz and 1900 MHz bands, therefore now competing with TIM in these regions. In the same auction, Oi received authorization to provide PCS services in the state of São Paulo by using 1800 MHz (band M in the whole state and band E in the state’s countryside).

Anatel has initiated administrative proceedings against TIM Celular and TIM Nordeste for noncompliance with certain quality standards and noncompliance with the rules and the authorization terms. We have been fined by Anatel in several proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. However, we cannot give assurance that we will be able to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies”, “Item 3D. Key Information—Risk Factors—Risks Relating to our Business” and “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

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

In August 2007, Anatel issued a new resolution nº 477 establishing new obligations regarding PCS, in particular in connection with users’ rights towards their mobile services providers.  The new resolution came into effect in February 2008. The main PCS new regulatory obligations include the following:

•	Creating at least one customer service department for each municipality division ;

•	Increasing prepaid card terms (from 90 days to at least 180 days);

•	Reimbursing prepaid credits;

•	Supplying a number of protocol for each communication with a customer;

•	Sending such protocol number by SMS;

•	Cancelling service in every customer’s service channel of the Company;

•	Cancelling service in 24 hours;

•	Sending free prepaid card detailed report of service use;

•	Changing rules for scheduled billing of postpaid customers;

•	Ceasing to impose fines on customers based on breach of loyalty plans; and

•	Taking measures to prevent SMS spamming.

Interconnection Regulation

Telecommunications service providers are required to provide interconnection according to the “General Interconnection Rules,” adopted by Anatel through Resolução 410/05, which replaced Resolução 40/98. The terms and conditions of interconnection are to be negotiated by the parties, within certain guidelines established by Anatel, which indicate that the Agency will not allow anti-competitive practices, especially the exercise of subsidies or artificial decreases in price, the unauthorized use of competitors information, the omission of relevant technical and commercial information, prevent abusive demands to enter into interconnection agreements, intentional delay in negotiation, coercion in order to enter into an interconnection agreement, and imposition of conditions that lead to the inefficient use of the network or equipment. Even though the rule is that interconnection prices will be freely negotiated by the operators, Anatel has discretionary authority to set the price for the interconnection (based on a Fully Allocated Cost model) if the operators are unable to reach a consensus or if the prices agreed upon are damaging to competition. Interconnection agreements must be approved by Anatel before they become effective. Telecommunications service providers must make available public interconnection offers with all information relevant for the establishment of an interconnection (applicable regulation is vague as to the scope of information that must be included in the public interconnection offer), ensuring non-discriminatory treatment of service providers interest in such interconnection.

In March 2005, Anatel issued a Regulation of Account Allocation and Segregation applicable to incumbents and economic groups holding significant market power in the fixed telephony or PCS interconnection networks in the leased lines market. See “—Significant Market Power.”

In July 2006, Anatel, through Rule 438, terminated the partial bill and keep system – by means of which one mobile operator paid another one when the proportion between their outbound and inbound traffic was in excess of the 45% to 55% range. As a result, mobile operators began to pay and receive integrally costs and revenues, respectively, for network use based on total traffic. The same rule established that the interconnection fee (VUM) will continue to be freely negotiated between operators and set forth a discount for off-peak calls – depending on the time of the day when the call is made – for mobile operators in originated and such long distance calls (VC-2 and VC-3). Further, under the new regulation, the interconnection fee (VU-M) remains freely negotiable but Anatel will more strictly regulate operators with significant market power in the future. See “Item 3D. Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry”.

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

In 2007, an additional agreement relating to interconnection fees entered into among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers established an average VU-M increase of 2%. The same parties also executed an additional agreement, which was homologated by Anatel, contemplating a 68.5% increase in the VU-M fee over the VC-1 adjustment for 2008. Accordingly, in 2008, the mobile received also an average VU-M increase of 2%.

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

Rate Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel currently uses the IST(Índice de Serviços de Telecomunicações), a general price inflation index developed by Fundação Getulio Vargas, a private Brazilian foundation, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. Beginning in 2010, we expect Anatel to begin to evaluate prices in the telecommunications industry based on a model that takes into account the costs of a hypothetical company costs, along with other factors. In connection with the introduction of this model, Anatel is using a different inflation index, the Índice de Serviços de Telecomunicações, or IST, which takes into account the average fluctuation of  a number of prices of goods and services in a given period, as well as existing adjustment rates in our industry. We expect that the adjustment of our prices will follow the trend of the market, and that the adjustment will be below the annual inflation rate based on the IST. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Number Portability

In March 2007 Anatel issued new regulation regarding on number portability in Brazil for fixed telephony and mobile services providers (SMP). Portability is limited to migration between providers of the same telecommunications services. For SMP providers, portability can take place when customer changes services provider within the same Registration Area as well as when customer changes the service plan of the same area. Anatel finished the nationwide NP implementation schedule in March 2009.

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

•
Anatel split the Brazilian territory  into 11 sub regions.  The city and state of São Paulo have been grouped with the North and Northeast sub-regions, which have the lowest GDP per capita in Brazil and the smallest wireless coverage;

•
We have successfully participated in the 3G spectrum auction,winning band F in the city of São Paulo and North region, as well as bands G and I in the other areas, except area VII (Uberlândia and surrounding area in the State of Minas Gerais). We estimate that such exception will cause no material impact on us because we will also develop 3G in the 800 MHz band. UMTS technology  works in both 800 MHz and 2100 MHz frequencies. We intend to develop our networks using  2100 MHz frequency in some regions and both the 2100 MHz and 800 MHz frequencies for other areas (areas that we originally covered using A and B bands), except for Uberlandia (area VII), where we will use  the 850 MHz frequency. The licenses were issued by Anatel in April, 2008.

•
We paid R$1,324.7 million for these radio frequencies, which represented a premium of R$680.3 million, or 95%, over the minimum price. Anatel’s auction as a whole has resulted in an average of 86.7% premium paid over the minimum bid prices.  The main telecom players have acquired  3G bands practically for all areas within Brazil.  Claro has acquired nine radiofrequency bundles, followed by, Vivo (seven), OI (five), CBTC (three) and BRT (two).

•	In the near future, Anatel will make a new auction for the band H with 10MHz + 10 MHz at 2.100MHz.

C.           Organizational Structure

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries TIM Celular and TIM Nordeste. The following chart illustrates our current ownership structure:

_______________________

*“CS” refers to our common shares.
**“PS” refers to our preferred shares, which are non-voting.
***The total is based on our total share capital being represented by ordinary shares and preferred shares.

D.           Property, Plants and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2008, we had 91 mobile switches and 12,014 radio base stations. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2008, we owned approximately 93,624 square meters and leased approximately 866,154 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 145,966 square meters and own approximately 62,971 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment.

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

We accounted for the acquisition under Brazilian GAAP as a purchase at book value, generating no goodwill, pursuant to which the results of TIM and TIM Celular were combined with effect from January 1, 2006. For more information regarding the acquisition of TIM Celular by TIM, see “Presentation of Information.”

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

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment is stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See notes 4.g and 10 to our consolidated financial statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. The assets related to TDMA technology were subjected to accelerated depreciation and were depreciated 100% in 2008. Free handsets for corporate customers (comodato) are depreciated over two years.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due). The provision for doubtful accounts for 2008 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See notes 4.d and 5 to our consolidated financial statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

Days overdue	Percentage estimated to be uncollectible
Current*	2.5% - 6%
Receivables overdue 1 to 90 days*	4.5% - 10%
Receivables overdue 91 to 120 days	50%
Receivables overdue 121 to 150 days	75%
Receivables overdue 151 to 180 days	90%
Receivables overdue more than 180 days	100%
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

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See note 35 to our consolidated financial statements for a summary of the differences between the Brazilian Corporations Law accounting method and US. GAAP, as well as a reconciliation of our shareholders’ equity as of December 31, 2008 and 2007, and net income for the years ended December 31, 2008, 2007 and 2006 to U.S. GAAP. Net income for 2008 is R$151.5 million under US. GAAP, compared with net income of R$180.2 million under Brazilian GAAP. Shareholders’ equity at December 31, 2008 was R$7,876.6 million under U.S. GAAP, compared to R$7,790.5 million under Brazilian GAAP.

The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on net income in 2008 are capitalized interest, and the rules regarding depreciation and amortization of the effect of indexation of property, plant and equipment, the allocation of fair value due to the TND/TSU merger and the acquisition of the minority interests in TIM Nordeste Telecomunicações and TIM Sul along with reversal of pre operating expenses capitalized and reversal of amortization of interest and exchange variation. The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on shareholders’ equity in 2008 are the differences in the rules regarding depreciation and amortization, allocation of fair value due to the merger with TND, goodwill amortization and the deferred tax effect on the differences between Brazilian GAAP and U.S. GAAP, along with the reversal of pre operating expenses capitalized and reversal of amortization of interest and exchange variation.

The portion of the merger under common control was accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of TND and others. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

In March 16, 2006 we acquired TIM Celular and its wholly-owned subsidiaries. For Brazilian GAAP purposes, in the year of acquisition, the results of operations of the TIM Celular were included in our results of operations for the entire year, as required by the merger agreement.  For US GAAP purposes, as both the Company and TIM Celular are majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TIM Celular with and into the Company is considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-

interest. Accordingly, such exchange of shares was accounted for at historical carrying values. The merger was reflected from 2000, the year TIM Brasil formed TIM Celular and, consequently, had control of both the Company and TIM Celular. Therefore, for all periods presented, the Company’s and TIM Celular’s financial statements have been combined.

Accounting  Practice Changes

Brazilian Law 11.638/07, promulgated on December 28, 2007, changed and revoked some provisions of Law 6.404 of December 15, 1976 and Law 6.385 of December 7, 1976. The main objective of this new law, which came into effect on January 1, 2008, was to update Brazilian accounting regulations and prepare for a reconciliation with international accounting pronouncements, especially those issued by the International Accounting Standards Board (“IASB”).

The provisions of this law, which apply to the financial statements for the fiscal years beginning on January 1, 2008, are not deemed changes in circumstances or estimates. The main effects resulting from the adoption of Law 11.638/07 in the financial statements were:

•	adjustment to present value of long-term balances (assets and liabilities) and current assets and liabilities when the present value adjustment is deemed relevant;

•
   the amounts related to ADENE’s tax incentive for the subsidiary TIM Nordeste were accounted for in the income for the year 2008, as an income tax expense reduction, and subsequently reclassified as a revenue reserve. In fiscal years 2007 and 2006, the subsidiary’s results (exploration losses) did not permit TIM Nordeste to recognize the incentive;

•
   the Company began to account for the transaction costs incurred on borrowing as a reduction of the loans and financing account, and to amortize them over the same loan amortization period. Until December 31, 2007, these costs had been recorded as prepaid expenses and amortized on a straight-line basis, over the duration of the loan;

•
   the Company´s derivative instruments were accounted for at their fair value. Until December 31, 2007, derivative instruments were recorded at cost plus financial income / losses resulting from the accumulated variation of its underpinnings.

The accounting changes mentioned above were retrospectively adjusted in the December 31, 2007 and 2006 financial statements for comparison purposes. The effects of such changes are described in note 3 to the financial statements. The Company’s financial information included in the 20-F (Part I and II) were also retrospectively adjusted as of December 31, 2007 and 2006.

Political, Economic, Regulatory and Competitive Factors

The following discussion should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates. See “Item 4.B. Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations have also been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

•	general economic and business conditions, including the price we are able to charge for our services and prevailing foreign exchange rates;

•	our ability to generate free cash flow in the coming years;

•	competition, including expected characteristics of network, offers, customer care and from increasing consolidation in our industry and nationwide presence of Claro, Vivo and Oi;

•	our ability to secure and maintain telecommunications infrastructure licenses, rights-of-way and other regulatory approvals;

•
our ability to anticipate trends in the Brazilian telecommunications industry, including changes in market size, demand and industry price movements, and our ability to respond to the development of new technologies and competitor strategies;

•	our ability to expand and maintain the quality of the services we provide;

•	the rate of customer churn we experience;

•	changes in official regulations and the Brazilian government’s telecommunications policy;

•	political economic and social events in Brazil;

•	access to sources of financing and our level and cost of debt;

•	our ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	the adverse determination of disputes under litigation; and

•	inflation, interest rate and exchange rate risks.

Overview

Despite the adverse scenario that gripped the country in the last three months of 2008, the Brazilian economy had a 5.1% GDP growth (compared to 5.4% in 2007), which was fueled by strong economic growth in the first nine months of the year. The exchange rate was R$2.337 to U.S.$1.00 on December 31, 2008 compared to R$1.7713 to U.S.$1.00 on December 31, 2007. Concerns about rising inflation, pushed on by the credit expansion effect on consumption, led the Brazilian federal government to raise the benchmark interest rate throughout 2008, despite pressure from some industries representatives. As a result, the SELIC interest rate (the official interest rate published by the Central Bank) closed the year at 13.75%. From October on, with the worsening of the international financial crisis and its adverse effects on the Brazilian economy, the Central Bank’s Monetary Policy Committee (Copom) began signaling the change from a restrictive monetary policy to an expansionist one. IBOVESPA, the Brazilian Stock market index, was down by 41.2% for the year ended December 31, 2008 closing at 37,550 points.

The Brazilian mobile market reached 150.6 million lines nationwide at the end of December 2008, corresponding to a penetration ratio of 78% (compared to 64% in 2007) and an annual growth of 24.5% (compared to 21.1% in 2007). Brazil is the fifth largest mobile telephony market and is currently the most common means of communication in Brazilian households among all social classes. According to Anatel (Brazil’s National Telecommunications Agency), mobile market net adds reached 30 million in 2008 which represents a 41% upturn from 2007. The prepaid mix continues to represent the greatest part of total subscriber base, 81.5%.

TIM’s subscriber base ended the year with 36.4 million clients, 16.5% up from 2007, corresponding to a market share of 24.2%, while the service revenues share, our primary focus, stood at 27% in 2008. The pre-paid segment reached 29.8 million (21.8% up from 2007) while the post-paid stood at 6.6 million users in the year (3.0% down from 2007) due to rigid disconnection policy, fiercer competitive environment and less than expected acquisition in this segment. As for the client mix, the post-paid accounted for 18.1% of total subscriber base, compared to 21.7% from a year ago, largely impacted by the increase of pre-paid base and the aforementioned performance from post-paid.

In 2008, TIM added 5.1 million customers, down from 5.8 million in 2007. The drop reflects TIM’s conservative criteria in subsidy policy and rigid disconnection rule. Thus, TIM continues to maintain the highest ARPU (average revenue per user) among peers, registering R$29.7 in 2008. On a yearly basis, ARPU dropped 13% which is partially attributed to an increase of 22% in the pre-paid segment (where the market growth is concentrated), a lower incoming revenue contribution and post-paid mix decline.

ARPU is a key performance indicator which is calculated by the ratio between total net service revenue per average customer base per month. In 2008, our average customer base, calculated as the simple mean of monthly averages, increased 22.4% to 33.9 million, compared to 27.7 million customers in 2007.

The following table shows the total average number of customers during 2008 and 2007.

	Year ended December 31,
	2008	2007
Average number of customers using post-paid plans(1)	6,798,430	6,110,448
Average number of customers using pre-paid plans(1)	27,106,282	21,594,078
Total number of customers(1)	33,904,713	27,704,526
_______________
(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

A.           Operating Results

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2008, as well as the percentage change from year to year.

Statement of Operations:
Brazilian GAAP	Year ended December 31,			Percent change
	2008	2007 as adjusted	2006 as adjusted	2008-2007	2007-2006
	(in millions of reais)
Net operating revenue	13,081.0	12,441.6	10,138.2	5.1%	22.7%
Cost of services and goods	(7,063.8)	(6,731.8)	(5,530.0)	4.9%	21.7%
Gross profit	6,017.2	5,709.8	4,608.2	5.4%	23.9%
Operating expenses:
Selling expenses	(4,098.4)	(3,890.9)	(3,250.9)	5.3%	19.7%
General and administrative expenses	(1,127.4)	(1,032.8)	(954.9)	9.2%	8.2%
Other operating expense	(300.5)	(269.5)	(202.3)	11.5%	33.2%
Total operating expenses	(5,526.3)	(5,193.2)	(4,408.1)	6.4%	17.8%
Operating income (loss) before interest	490.9	516.6	200.1	-5.0%	158.2%
Net financial income (expense)	(375.0)	(281.5)	(264.0)	33.2%	6.6%
Operating income (expense)	115.9	235.1	(63.9)	-50.7%	-467.9%
Income and social contribution tax benefit (expense)	64.3	(166.8)	(203.1)	-138.5%	-17.9%
Net income (loss)	180.2	68.3	(267.0)	163.8%	-125.6%

Results of Operations for the Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in note 21 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2008 and 2007:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2008	2007	2008-2007
	(in millions of reais)

Monthly subscription charges	378.9	444.2	-14.7%
Usage charges	7,954.7	7,267.9	9.4%
Fixed services	7.9	-	-
Interconnection charges	4,458.2	4,466.6	-0.2%
Long distance charges	1,986.7	1,889.7	5.1%
Value added services	1,598.3	1,217.1	31.3%
Other service revenues	101.1	91.1	11.0%
Gross operating revenues from services	16,485.8	15,376.6	7.2%
Value-added and other taxes relating to services	(3,659.1)	(3,206.4)	14.1%
Discounts on services	(729.9)	(749.2)	-2.6%
Net operating revenues from services	12,096.8	11,421.0	5.9%

Sales of cellular handsets and accessories	1,766.4	1,838.1	-3.9%
Value-added and other taxes on handset sales	(437.4)	(547.6)	-11.2%
Discounts on handset sales	(344.8)	(269.9)	27.8%
Net operating revenues from sales of cellular handsets and accessories	984.2	1,020.6	-9.6%
Total net operating revenues
	13,081.0	12,441.6	5.1%

Our gross service revenue for the year ended December 31, 2008 was R$16,485.8 million, representing a 7.2% increase from 2007. This increase derived mainly from the 16.5% expansion of our customer base and the 31.3% growth of value-added service revenues. The gross handset revenue for 2008 was R$1,766.4 million a 3.9% decrease over 2007. Gross revenues for 2008 totaled R$18,252.2 billion, 6.0% higher than gross revenues in 2007.

Net operating revenues increased 5.1% to R$13,081.0 million in 2008 from R$12,441.6 million in 2007. This is primarily due to the expansion in the number of customers, which leverages the growth in the use of services as a whole, including value-added services. Out of the total amount registered in 2008, 92.5% are represented by net service revenues and 7.5% by net handset revenues, as compared to 91.8% and 8.2%, respectively, in 2007.

Monthly subscription charges

Revenues from monthly subscription charges decreased to R$378.9 million in 2008 as compared to R$444.2 million in 2007, due to campaigns adopted by the company to encourage the migration of basic plans to usage service plans.

Usage charges

Revenue from usage charges was R$7,954.7 million in 2008, a 9.4% increase from R$7,267.9 million in 2007, due primarily to subscriber base increase and marketing campaigns adopted by the company to stimulate usage.

The total average monthly minutes of billed use per customer (“MOU”) for 2008 and 2007 were as follows:

	Year ended December 31,
	2008	2007
Average incoming MOU during the year	25	32
Average outgoing MOU during the year	70	64
Average total MOU during the year	95	96

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. Our interconnection revenues were R$4,458.2 in 2008, a 0.2% decrease from R$4,466.6 in 2007. Despite subscriber growth, such performance can be attributed to the strong on-net calls stimulation by the market as a whole and a fixed to mobile traffic reduction trend. Interconnection as a percentage of total gross revenues of services stood at 27% in 2008 (compared to 2007).

Long distance charges

Revenues from long distance charges increased to R$1,986.7 million in 2008 from R$1,889.7 million in 2007, explained by our subscribers base growth and efforts to facilitate the use of our long distance service through selection of service providers, service packages and promotions.

Value-added services

Value-added service revenues increased 31.3% to R$1,598.3 million in 2008 from R$1,217.1 million in 2007, principally due to an increase of our customer base, both on voice and data, such revenue increase were also backed on TIM’s ability to maintain its innovative position.

Fueled by our 3G network, data transmission represents a key role to support company’s revenue growth. In this sense, TIM has reinforced its cutting edge positioning on data offer, widening partnerships and enhancing smart-phones portfolio (with the recent launch of the 3G iPhone). On top of that, the company continued to promote its mobile broadband offer through TIM web broadband.

Value-added services include short messaging services (SMS, which represent a relevant portion of value-added service revenues), multimedia message services (MMS), data transmission, downloads (wallpapers, ring tones), TV access, voice mail, and chat.

Other service revenues

Revenues from other services increased 11.0% to R$101.1 million in 2008 from R$91.1 million in 2007. Revenues from other services are mainly composed by site sharing and co-billing services, which occur when a customer is billed by his own operator on behalf of another long distance company for services provided by such carrier.

Sales of mobile handsets and accessories

Sales of mobile handsets was down 3.9% to R$1,766.4 million in 2008 when compared to R$1,838.1 million registered in 2007. The Company mai ntained its segmented approach by stimulating the sales of SIM cards only for prepaid segment and advanced data enabled handsets and broadband access modems for postpaid and data customers.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which is imposed at a rate between 7% and 17%. See “Item 4B. Information on the Company—Business Overview—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues operating relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales increased 9.1% from 2007 to 2008, primarily as a result of an increase in operating revenue from services.

Discounts

Discounts on services and handset sales were up 5.5% to R$1,074.7 million in 2008 as compared to R$1,019.1 million in 2007. This increase was due primarily to strong competitive pressure to offer discounts during 2008.

Costs of services and goods

Costs of services and goods increased by 4.9% to R$7,063.8 in 2008 from R$6,731.8 in 2007, due primarily to increases in expenses related to improved capacity and quality of our GSM coverage and the deployment of our third generation network. Thus, the Company registered an increase of 20.3% in circuit leasing and related expenses, 16.7% in materials and services and 244.1% in FISTEL tax and other. Additionally, we also observed an increase of 6.5% in interconnection expenses reflecting the traffic growth in the period.

The following table shows the composition of costs of services and sales of mobile handsets, as well as the percentage change from 2007 to 2008:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2008	2007	2008 - 2007
	(in millions of reais)
Depreciation and amortization	1,324.4	1,332.9	-0.6%
Interconnection expenses	3,238.7	3,040.9	6.5%
Circuit leasing and related expenses	704.7	585.8	20.3%
Materials and services	267.2	229.0	16.7%
Personnel	91.0	99.5	-8.5%
FISTEL tax and other	32.0	9.3	244.1%
Total cost of services	5,658.0	5,297.4	6.8%

Cost of handsets and accessories sold	1,405.8	1,434.4	-2.0%
Total costs of services and goods	7,063.8	6,731.8	4.9%

Depreciation and amortization

Depreciation and amortization expenses decreased 0.6% to R$1,324.4 million in 2008 from R$1,332.9 million in 2007. The change presented in 2008 when compared to 2007 was pushed down by the total depreciation of the TDMA network in 2007. In 2008 the Company made new investments in  network and IT infrastructure expansion and improvement, which added new depreciation expenses.

Interconnection expenses

Interconnection expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks. Interconnection costs increased 6.5% to R$3,238.7 million in 2008 from R$3,040.9 million in 2007. The growth is a result of strong outgoing traffic observed in the period, fueled by traffic promotions.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to fixed carriers for the use of circuits, interconnecting our network and transporting our customer traffic through third-parties fixed infrastructure. Circuit leasing and related expenses increased 20.3% in 2008 to R$704.7 million from R$585.8 million in 2007. The increase follows the voice and data traffic growth (also fueled by 3G launch).

Materials and services

Materials and services costs were R$267.2 million in 2008, up 16.7% from R$229.0 million incurred in 2007. The increase reflects GSM network maintenance and 3G deployment.

Personnel

Personnel costs decreased 8.5% to R$91.0 million in 2008 from R$99.5 million in 2007. The decrease was due principally to the reduction of the network workforce.

FISTEL tax and other

FISTEL tax and other costs increased 244.1% to R$32.0 million in 2008 from R$9.3 million in 2007, due in part to the renewal of licenses in 2008.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2008 was R$1,405.8 million, representing 2.0% of decrease from R$1,434.4 million in 2007 despite a handset sale volume increase in the same period. The drop was mainly due to a lower handset average price (US$ average exchange rate depreciation, plus GSM handsets bulk purchase advantages).

Gross profit margins

The following table shows our gross profits, as well as the percentage change, from 2008 to 2007:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2008	2007	2008 - 2007
	(in millions of reais)

Net operating revenues from services	12,096.8	11,421.0	5.9%
Cost of services	(5,658.0)	(5,297.4)	6.8%
Gross profit from services	6,438.8	6,123.6	5.2%
Net operating revenues from sales of cellular handsets and accessories	984.2	1,020.6	(3.5%)
Cost of goods	(1,405.8)	(1,434.4)	(2.0%)
Gross loss from sales of cellular handsets and accessories	(421.6)	(413.8)	1.9%

Gross profit	6,017,2	5,709.8	5.4%

Our gross profit margin from services (gross profit as a percentage of net service revenues) decreased from 53.6% in 2007 to 53.2% in 2008. The small decrease was explained by an increase of 20.3% in circuit leasing and related expenses, as well as 16.7% in expenses with material and services.

Our negative gross margin for sales of mobile handsets and accessories increased from 40.5% in 2007 to 42.8% in 2008. TIM continues to maintain its subsidy policy, often with special promotions at particular times of the year, following its segmented approach (subsidy for postpaid according to its contract plan). We engage in sales of handsets with the goal of customer acquisition and retention (loyalty program). The Company continues to aim to offer a complete and exclusive handset portfolio, which also supports VAS usage.

Our overall gross profit margin increased, from 45.9% in 2007 to 46.0% in 2008. This resulted primarily from an increase in gross profit margin on services offset by the decrease of our gross margin for handset sales.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for 2008 and 2007:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2008	2007 as adjusted	2008 - 2007
	(in millions of reais)
Operating expenses:
Selling expenses	4,098.4	3,890.9	5.3%
General and administrative expenses	1,127.4	1,032.8	9.2%
Other operating expenses, net	300.5	269.5	11.5%
Total operating expenses	5,526.3	5,193.2	6.4%

Our total operating expenses increased 6.4% to R$5,526.3 million in 2008 from R$5,193.2 million in 2007. This increase resulted from selling and general and administrative expenses growth.

Selling expenses

Selling expenses increased 5.3% to R$4,098.4 million in 2008 from R$3,890.9 million in 2007. The increase is due to higher commercial activities in the period: 11% of gross ads increase, the launch of 3G and convergent offer TIM Fixo. The growth was concentrated on outsourced expenses, recharge commission (given that pre-paid base grew by 21.8%) and FISTEL taxes (subscriber base increase 16.5% in 2008).

Selling expenses decreased as a percentage of net revenues from services, to 33.9% in 2008 from 34.1% in 2007.

General and administrative expenses

General and administrative expenses increased 9.2% to R$1,127.4 million in 2008 from R$1,032.8 million in 2007. The growth was primarily due to depreciation and amortization of intangible assets, as well as an increase in maintenance service in IT and consulting and legal services.

Other operating expenses, net

Other net operating expenses increased 11.5% to R$300.5 million in 2008 from R$269.5 million in 2007. This increased was primarily due to the increase of amortization from 3G licenses, and provision for contingencies.

Net financial expense

TIM registered a net financial expense of R$375.0 million in 2008, which represented a 33.2% increase from R$281.5 million in 2007. The increase reflects the new indebtedness of the Company to acquire the 3G licenses, which underwent NPV adjustments to comply with new Brazilian corporate law and had an impact of R$85.7 million in 2008. The NPV adjustement is related to the effect of the recognition of the 3G license liability based on its present value.

Income and social contribution taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided by tax law. The Company recorded income and social contribution tax of R$64.3 million in 2008, compared to an expense of R$166.8 million in 2007. The increase was mainly due to the recognition of R$160.2 in tax benefit during 2008 for the subsidiary TIM Nordeste, resulting from the partial reversal of the valuation allowance recorded in prior years. This amount results from TIM Nordeste’s business plan, which demonstrates the capability of TIM Nordeste to generate future taxable income to compensate the tax benefit recognized.

Net income (loss)

Our net income in 2008 was R$180.2 million, representing an increase of R$111.9 million or 163.8% from a net income of R$68.3 million in 2007, primarily reflecting the recognition of the above explained tax credits.

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
______________
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

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which is imposed at a rate between 7% and 17%. See “Item 4B. Information on the Company—Business Overview—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues operating relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

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

FISTEL tax and other

FISTEL tax and other costs decreased 52.3% to R$9.3million in 2007 from R$19.5 million in 2006, due in part to fewer installed base stations in 2007 as compared to 2006.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2007 was R$1,434.4 million, representing a 1.9% increase from R$1,407.8 million in 2006. This increase was mainly due to the annual growth in handset sales volume (6.0 million in 2007 versus 5.5 million in 2006).

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

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for 2007 and 2006:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2007 as adjusted	2006 as adjusted	2007 - 2006
	(in millions of reais)
Operating expenses:
Selling expenses	3,890.9	3,250.9	19.7%
General and administrative expenses	1,032.8	954.9	8.2%
Other operating expenses, net	269.5	202.3	33.2%
Total operating expenses	5,193.2	4,408.1	17.8%

Our total operating expenses increased 17.8% to R$5,193.2 million in 2007 from R$4,408.1 million in 2006. This increase resulted from increases in selling expenses and general and administrative expenses.

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

Other operating expenses, net

Other net operating expenses increased 33.2% to R$269.5 million in 2007 from R$202.3 million in 2006. This increase was primarily due to the reclassification of costs with sale of property, plant and equipment items, formerly considered “non operating expenses.”

Net financial expenses

We had net financial expenses of R$281.5 million in 2007, which represented a 6.6% increase from R$264.0 million in 2006. This increase reflects higher financial income over short term investments incurred in 2006 in comparison to 2007 (R$117.0 in 2006 against R$24.5 in 2007).

Income and social contribution taxes

We recorded income and social contribution tax expenses of R$166.8 million in 2007, compared to an expense of R$203.1million in 2006.

Net Income (loss)

Our net income in 2007 was R$68.3 million, representing an increase of R$335.3 million or 125.6% from a loss of R$267.0 million in 2006, primarily reflecting the increase in our operating income.

B. Liquidity and Capital Resources

The Company expects to finance its capital expenditures and other liquidity requirements for 2008 and 2009 with operating revenue, renewals of maturing indebtedness and new financing.

In 2008, the Company resettled R$300 million maturing in August 2008 to August 2010 (Club Deal - Tranche “A”),  contracted new short and medium term debt with local and international banks for an amount of R$1 billion and was granted an additional R$152 million of long term soft loans (loans with a below-market rate of interest) under the existing BNDES facility.

New financing achieved in 2008, included long term soft loans granted from i) Banco do Nordeste do Brasil (BNB) for an amount of R$67 million of which R$45 million have been disbursed in April 2008 with last disbursement to be completed in 2009, ii) European Investment Bank (EIB) for an amount of EUR 200 million to be disbursed in 2009, iii) Banco Nacional de Desenvolvimento Econômico e Social (BNDES) for an amount of R$ 1.51 billion of which R$ 270 million have been disbursed in December 2008, and iv) BNPP-SACE (Societá Servizi Assicurativi)  for an amount of US$ 144 million that have been disbursed in January 2009.

In 2009, the Company will complete its current financing needs with current long term facilities and partial renewal of its short term debt.

Sources of Funds

Cash from operations

Our cash flows from operating activities were  R$3,180.3 million in 2008, compared to R$2,503.6 million in 2007. At December 31, 2008, we had negative working capital of R$44.7 million, compared to a working capital of R$259.6 million in 2007. It is important to emphasize that in 2008 we had a disbursement of R$1.32 billion for a 3G license payment.

Financial Contracts

We and our subsidiaries are parties to the following material financial contracts:

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2008, including accrued interest, was R$11.4 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a R$30 million promissory note by TIM Nordeste with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2008, including accrued interest, was R$60.2 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a R$ 128.0 million promissory note by TIM Nordeste with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of December 31, 2008, including accrued interest, was R$56.8 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 11.5% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a R$ 149.8 million promissory note by TIM Nordeste with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of January 28, 2008, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$ 67.0 million, of which R$44.6 million have currently been drawn. The amount outstanding as of December 31, 2008, including accrued interest, was R$ 45.3 million. The agreement, which matures on January 31, 2016, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Votorantim S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 0.75% per annum of the integral principal amount offered in the Credit Agreement. The guarantee agreement executed by TIM Nordeste and Banco Votorantim S.A. provides for the issuance of a $67.0 million promissory note by TIM Nordeste. TIM Participações is not the guarantor in this promissory note.

•
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and Tim Brasil as guarantor, in the principal amount of R$1,015.5 million outstanding as of December 31, 2008. The agreement, which matures on August 15, 2013 bears interest at a fixed rate of 4.2% plus the TJLP, which was 6.25% per annum on December 31, 2008. On December 31, 2007, the outstanding amount under this credit agreement, including accrued interest, was R$1,019.9 million.

•
Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, TIM Celular, as borrower, and Unibanco, as guarantor, in the principal amount of R$35.8 million outstanding as of December 31, 2008. The agreement, which matures on October 17, 2011, bears interest at a fixed rate of 3% plus the TJLP, which was 6.25% per annum on December 31, 2008. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$36.0 million. In connection with this agreement, Unibanco issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•
Credit Agreement, dated as of  November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and Tim Participações as guarantor, in the principal amount of R$230 million outstanding as of December 31, 2008. The agreement, which matures on July 15, 2017 bears interest at a fixed rate of 2.2% plus the TJLP, which was 6.25% per annum on December 31, 2008. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$230.4 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste, as borrower, and Tim Participações as guarantor, in the principal amount of R$40 million outstanding as of December 31, 2008. The agreement, which matures on July 15, 2017 bears interest at a fixed rate of 2.2% plus the TJLP, which was 6.25% per annum on December 31, 2008. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$40.1 million.

•
Credit Agreement, dated as of August 26, 2005 as amended in August 14, 2008, among HSBC, ABN Amro, Bradesco, Banco do Brasil, Itaú, Santander, BNP Paribas, Unibanco, Banco Votorantim, Societé Generale, as lenders, TIM Celular, as borrower, and Tim Brasil, as guarantor, in the principal amount of R$600.0 million outstanding as of December 31, 2008. The Tranche A of R$ 300 million, which matures on August 10, 2009, bears interest at a variable rate of 0.9% above the CDI interest rate. The Tranche B, which matures on August 5, 2010, bears interest at a variable rate of 1.80% above the CDI interest rate. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$628.7 million.

•
Credit Agreement, dated as of April 18, 2008, among ABN as lender, and TIM Celular, as borrower, in the principal amount of R$ 150.0 million outstanding as of December 31, 2008. The agreement, which matures on November 04, 2011, bears interest at a variable rate of 110% of the CDI interest rate. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$154.5 million.

•
Credit Agreement, dated as of May 5, 2008, among ABN as lender, and TIM Celular, as borrower, in the principal amount of R$ 50.0 million outstanding as of December 31, 2008. The agreement, which matures on April 25, 2011, bears interest at a variable rate of 110% of the CDI interest rate. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$51.1 million.

•
Several facility agreements contracted  under Resolution CMN n. 2.770 (Foreign currency denominated debt already swapped into local floating interest rate denominated currency) and disbursed between March  and December 2008, among TIM Celular, as borrower, and Banco Santander, Votorantim,Unibanco, and ABN AMRO, as lenders , in the total principal amount of R$ 648.9 million. The total outstanding amount as of December 31, 2008 is R$ 1,214.8 million, including accrued interest. The agreements, the last of which matures on July 2010, bear an average cost of 127.6% of the CDI. No guarantees were offered for these loans.

See notes 13 and 29 in our consolidated financial statements for a further description of such financing agreements.

Uses of Funds

Principal uses of funds during the three-year period ended December 31, 2008, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets, including accounts payable, for the years ended December 2008, 2007 and 2006 totaled R$3,272.1 million, R$1,044.2 million and R$937.5 million, respectively. Dividend payments to our shareholders and subsidiary minority interest during the years ended December 31, 2008, 2007 and 2006 totaled R$207.6 million, R$440.3 million and R$114.9 million, respectively. Funds used for loan payments for the years ended December 31, 2008, 2007 and 2006 totaled, respectively, R$557.9, R$1,466.8 million and R$1,070.7 million.

Investments in Fixed Assets

Our capital expenditures in 2008, 2007, and 2006 related primarily to:

•	deployment of our third generation (3G) network

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2008, 2007, and 2006:

	Year ended December 31,
Capital Expenditures Categories	2008		2007		2006
	(in millions of reais)
Network	R$	1,089.5	R$	1,106.9	R$	819.0
Radiofrequencies		1,239.0		29.0		-
Information technology		545.3		506.2		412.2
Handsets provided to corporate customers (comodato)		358.2		234.6		314.2
Other		40.1		56.2		42.4
Total capital expenditures	R$	3,272.1	R$	1,932.9	R$	1,587.8

Our Board of Directors has approved our budget for capital expenditures from 2009 to 2011 in the total amount of R$2.3 billion in 2009 and 12% of net revenues for 2011, for expenditures relating to our subsidiaries TIM Celular and TIM Nordeste. Most of the capital expenditures we budgeted for 2009 to 2011 relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure. See “Item 4.A. Information on the Company—History and Development of the Company—Capital Expenditures.”

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

Our management proposed that the outstanding balance of the adjusted net profits, in the amount of R$171.1 million be fully distributed as dividends to our preferred shareholders.

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2008, 2007 and 2006:
Dividend Distribution (1)	Year ended December 31,
	2008		2007		2006
	(in millions of reais)
Dividends	R$	207.6	R$	440.3	R$	58.5
Interest on shareholders’ equity		-		-	R$	56.4
Total distributions	R$	207.6	R$	440.3	R$	114.9
_____________
(1) Amounts already paid to our shareholders

On April 2, 2009 our shareholders approved the distribution of R$171.1 million as dividends to our shareholders with respect to our 2008 results. On April 11, 2008 our shareholders approved the distribution of R$212.0 million as dividends to our shareholders with respect to our 2007 results. On April 12, 2007 our shareholders approved the distribution of R$450.7 million as dividends to our shareholders with respect to our 2006 results. On March 7, 2006 our shareholders approved the distribution of R$132.5 million (R$122.0 million net of taxes) as dividends and interest on shareholders’ equity to our shareholders with respect to our 2005 results.

C.           Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

D.           Trend Information

Customer Base and Market Share

TIM’s subscriber base ended the year with 36.4 million clients, 16.5% up from 2007, corresponding to a market share of 24.2%, while the service revenues share, our primary focus, stood at 27% in 2008, compared to 33.8% in 2007. The pre-paid segment reached 29.8 million (21.8% up from 2007) while the post-paid stood at 6.6 million users in the year (3.0% down from 2007) due to rigid disconnection policy, fiercer competitive environment and less than expected acquisition in this segment.

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

Change of Mix Between Postpaid and Prepaid Customers

As for the client mix, our post-paid customers accounted for 18.1% of total subscriber base, compared to 21.7% from a year ago, largely impacted by the increase of pre-paid base and the aforementioned performance from post-paid. It is also worth noting that the mobile market growth has been concentrated in the prepaid segment due to increased penetration in the low income classes.

Average Revenue Per User (ARPU) Per Month

TIM continues to maintain the highest ARPU among peers, registering R$29.7 in 2008, down 13% when compared to R$34.4 presented in 2007. The trend is partially attributed to an increase of 22% in the pre-paid segment, a lower incoming revenue contribution and post-paid mix decline.

We are seeking to maintain our ARPU leadership position by focusing on value customers through segmented marketing approach and offering innovative and convergent services. If we are able to continue to maintain a relatively high ARPU, it would allow us to maintain revenue growth.

Revenues from value-added services had an important role in offsetting ARPU’s downward trend of the market as a whole. In 2008 we registered a value-added service revenue growth of 31.3% and accounted for

10% of total gross service revenue (compared to 8% registered in 2007). We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly after the launch of our 3G offers (such as our mobile broadband solution). As the provision of value-added services has a relatively low marginal cost, we anticipate that value-added services will contribute to the growth of our operating margins.

Competitive Environment

Brazil has a competitive scenario that is almost unique in the world. The competition in the country’s mobile telephony sector has become fiercer with the recent mergers and acquisitions. This market has been growing at significant rates compared not only to the telecom industry but also to other sectors of the economy. Brazil is one of the few markets with four nationwide competitors, each with a market share between 20% and 30%, which TIM believes, acts as the driver of growth and for the development of differentiated and quality services at fair and competitive prices.

        In 2008, despite the competitive environment, our gross acquisition cost (per gross addition) was R$110 for the year ended December 31, 2008, compared to R$118 presented in 2007. The decrease of 7% reflects the consistent segmented approach, with commission and subsidy based on profitability, and focus on SIM-card only sales approach to the pre-paid segment.

In addition to competition from other traditional mobile telecommunications service providers, the level of competition from fixed-line service providers has increased, and we expect will continue to increase, as fixed-line service providers attempt to attract subscribers away from mobile service based on price and package offers that bundle multiple applications such as voice services (mobile and fixed-line), broadband and other services. Technological changes in the telecommunications field, such as the development of third generation, and number portability are expected to introduce additional sources of competition. It is also expected that Anatel will auction licenses to provide mobile telecommunications services over additional bandwidth frequencies to accommodate these emerging technologies.

The year 2008 was marked both by the government’s programs to encourage digital inclusion and the maturing of convergent services, until then inaccessible to the majority of the population. TIM pioneered the trend and, in 2007, launched TIM Web, the mobile Internet service with 2.5G technology, through its GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for GSM Evolution) networks, allowing users mobile access to Internet even before the launch of 3G technology in Brazil. Such initiatives, both of the government and the telecom companies, helped the country register record personal computer sales, expand digital inclusion and be among the world’s five biggest markets in this segment. Also in 2008, the broadband market grew by more than 60% compared to the previous year, reaching a penetration of 21% of households, with mobile broadband accounting for more than 40% of this growth.

The scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See “Item 3D. Key Information—Risk Factors” and “Item 4B. Information on the Company—Business Overview—Competition.”

Network Investment

In order to support the sector’s high growth rates, substantial investments are required in technology and infrastructure, both for expansion and for improving the quality of services provided. As a provider of a service that is fundamental for the company’s social and economic development, TIM reiterates its commitment to invest in and work for universal access to telecommunications.

We maintain our investments in expanding our GSM network,  reaching a coverage of 93% of the country’s urban population, serving around 2,800 cities. GSM coverage counts with 100% of GPRS and around 75% of EDGE. Our 3G services (launched in the second quarter of 2008) are already in the main cities in Brazil. We will, however, continue to invest in selectively expanding our coverage of the Brazilian population, focusing on the quality of coverage we provide in major metropolitan areas by increasing our coverage in buildings, tunnels and major roads and on increasing capacity across our network to ensure it remains capable of absorbing high call volume in high usage areas. GSM is viewed as good pathway to more advanced technologies, and we expect relatively limited further investment will be required to make our current network capable of supporting emerging technologies such as 3G, 3.5G and High Speed Downlink Packet Access, or HSDPA.

E.           Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2008:

	Payments due by Period (in millions of reais)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt	3,497,733	1,431,219	1,393,268	496,497	176,749
Operating leases(1)	1,177,079	218,191	461,571	497,317	-
Total(2)	4,674,812	1,649,410	1,854,839	993,814	176,749
______________
(1)
The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty. See note 18 to our Consolidated Financial Statements.

(2)
Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations. Interest is not included in long-term debt since subject to variable interest – see note 13 to our consolidated financial statements.

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

Item 6. Directors, Senior Management and Employees

A.     Directors and Senior Management

 Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors is comprised of three to nine members, serving for of a two year term each with the possibility of re-election.

Our directors’ duties and responsibilities are set forth by Brazilian law, our Estatutos Sociais (“by-laws”) and our Política de Divulgação de Informações (Disclosure Policy), as determined by CVM Instruction 358. All decisions taken by our Board of Directors are registered in the books of the Board of Directors’ meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings whenever discretionarily called by the chairman, by two directors or by the Chief Executive Officer. The chairman of the Board of Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee. However, in the course of 2008, the Board of Directors has implemented two special advisory committees: the Compensation Committee and the Internal Control and Corporate Governance Committee, both composed by at least one independent director.

Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy and the Code of Ethics, issued by the Company.

The following are the members of the Board of Directors and their respective titles:
Name	Title	Date Appointed
Mario Cesar Pereira de Araujo	Chairman	April 2, 2009
Gabriele Galateri di Genola	Director	April 2, 2009
Luca Luciani	Director	April 2, 2009
Carmelo Furci	Director	April 2, 2009
Mailson Ferreira da Nóbrega	Director	April 2, 2009
Oscar Cichetti	Director	April 2, 2009
Andrea Sandro Calabi	Director	April 2, 2009
Manoel Horácio Francisco da Silva	Director	April 2, 2009
Stefano de Angelis	Director	April 2, 2009

In addition, it shall be recorded that Mr. Nóbrega, Mr. Calabi and Mr. Francisco da Silva are the members of the Board of Directors qualified as independent directors according to Brazilian independence standards.  They are scheduled to be re-elected or replaced at the Annual Shareholders’ Meeting to be held in 2011. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Mario Cesar Pereira de Araujo. Mr. Araujo holds a degree in Electrical Engineering from Universidade Federal do Rio de Janeiro – UFRJ and has been the Chairman of the Board of Directors of the Company since the beginning of this year. Mr. Araujo started his career in the telecommunications area in Telerj, where he performed for six years in the development of rules for the Data Communications Service. From 1977 to 1997 he worked in Embratel, where he held the positions of Manager of the Data and Text Communications Service, of Assistant of the Engineering Officer and of Manager of the Business Customers Department. In Splice do Brasil, Mr. Araujo has held the position of Services Officer, working in the areas of paging, trunking, Internet and participating of the implementation activities of BCP and BSE. In August 1998, he took office in the position of Chief Executive Officer of Tele Centro Oeste Celular. In March 2003, Mr. Araujo took office in the position of Chief Executive Officer of TIM Brasil, which he held until January 2009, when he took office in the position of Chairman of the Board of Directors of TIM Participações S.A. Mr. Araujo is also the Chairman of the Scientific Council of Instituto Ronald McDonald, a member of the Board of Directors of Associação Nacional das Operadoras de Celular (Acel), a member of the Superior Council of Infra-Structure of the Federation of Industries of the State of São Paulo, a member of the Steering Committee of the Ação da Cidadania and the Deputy-Chairman of the Board of Directors of Telebrasil.

Gabriele Galateri di Genola. Mr. Galateri di Genola was appointed Chairman of Telecom Italia on December 3, 2007. After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analysis Office before being appointed to manage the International Loans Office.  From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy and in Paris. In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office to Head of International Finance and, ultimately, Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A.. Between April 2003 and June 2007, Mr. Galateri di Genola was Chairman of Mediobanca S.p.A. He is a non-executive Board Member TIM Participações S.A, Banca Esperia S.p.A., Banca CRS S.p.A., Banca CARIGE, Italmobiliare S.p.A., Fiera di Genova S.p.A., Utet S.p.A., Accademia Nazionale di Santa Cecilia – Foundation, European Institute of Oncology S.p.A., and Accor S.A. Mr. Galateri di Genola is a Vice Chairman of Assicurazioni Generali S.p.A. He is a member of the General Council and of the Executive Board of Confindustria. He is also Confindustria’s Chairman Representative for telecommunications and broadband development.

Carmelo Furci. Mr. Furci was appointed Vice President of Telecom Italia Group in Latin America. After obtaining his first degree, in 1978 Carmelo Furci began working as a consultant at the Vector - Centro de Estudios Economicos y Sociales, in Amsterdam and Santiago (Chile). He remained there until 1982, when  received his Doctorate of Philosophy in Economics and Government at the London School of Economics (LSE), part of the University of London. After three years working as a NATO Senior Fellow in Political Sciences, he spent 1983 and 1984 at the London School of Economics (LSE), where he became an Honorary Fellow in Latin American Studies. In 1984, he lectured in International Relations at the American University of Rome (AUR). Mr. Furci worked at Enimont from 1985 to 1989 as the International Relations Supervisor. The following year he joined the World Bank as Head of External Relations for Europe and the Vatican State. Between 1994 and 1997, he served as Strategies Manager for international affairs. Since joining the Telecom Italia Group in 1998, he has held a number of positions, starting with Chairman and CEO of Telecom Italia do Brasil, and Head of Public and Economic Affairs at Telecom Italia Latin America, based in Rio de Janeiro. After returning to Italy, he joined the Finance Administration and Control Division in 2002, where he was put in charge of relations with International Financial Bodies, a position that was reconfirmed in 2006. From December 2007 to May 2008 he was appointed Coordinator of the Group's Steering Committee for relations with Telefonica. Mr. Furci has sat on the Board of Telecom Italia Group companies Solpart, Brasil Telecom, Etecsa Cuba, Entel Bolivia and Entel Chile. He has also served as Chairman of the Board at Telenordeste Celular and Telecentrosul Celular in Brazil. He is a member of the OECD taskforce on China, and has written a number of books on Latin America. Mr. Furci has been the Chairman of the Board of Directors of TIM Brasil Serviços e Participações S.A. since August 6, 2008.

Luca Luciani. Mr. Luciani holds a degree in Economics and Trade from Univ. LUISS, in Rome. He worked at Procter & Gamble, in Italy, from 1990 to 1994, acting in the area of financial analysis and strategic planning, until he was retained as consultant by Bain, Cuneo and Associates, in 1994, rendering services for clients such as ENEL, Olivetti and Telecom Italia (Business Division). In 1998, he joined ENEL as Group Controller until 1999. From 1999 to 2008, he worked at Telecom Italia in several positions: from 1999 to 2002 he was the Group Controller, in 2002 and 2003 he was the Chief Financial Officer of TIM (Telecom Italia Mobile Company, listed in the Italian and U.S. market), from 2004 to 2006 he was responsible for Marketing, Sales and Operations in the TIM Business Mobile Unit. In 2007 he became the General Manager of the TIM Mobile Services Unit of Telecom Italia. Presently, he is the Chief Executive Officer of Tim Celular.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our Board of Directors since April 2007. He is an economist and held the position of Brazil’s Minister of Finance from 1988 to 1990, after building an extensive career at Banco do Brasil and in the public sector, in which the following positions stand out: Chief Economist and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce, and Secretary General of the Ministry of Finance. He performed as the Deputy Managing Director of the European Brazilian Bank - EUROBRAZ, in London. As a minister, he became a member of the Board of the International Monetary Fund and the World Bank. Mr. Nóbrega is currently a member of the Board of Directors of a number of companies in Brazil and abroad. Mr. Nóbrega was also a member of our Fiscal Committee in 2004 and in 2005. He wrote three books and is now a columnist of the weekly Veja Magazine.

Oscar Cicchetti. Mr. Cicchetti was born in Pizzoli, in the province of L’Aquila, Italy, on June 17, 1951. Since June 2008 he has been the Manager of Domestic Market Operations. He began his career in 1978 as an analyst at software house Datamat. In 1979 he joined SIP to manage Network and Installations in the Ascoli Piceno area until 1984, and then worked as a Market Manager in Ancona and Perugia. Between 1987 and 1993, he was responsible for Process Organization at the HR Management office. In 1993, Mr Cicchetti transferred to the Azienda di Stato dei Servizi Telefonici company (later known as Iritel), where he served until 1994 as Head of Organization and Training. From 1994 to 1997, he acted as Head of Staff for the General Manager of Business Systems, before taking on this same role for the CEO of STET/Telecom Italia. Between 1997 and 2000, he held several managerial positions at the Telecom Italia Group, including Central Deputy Manager and Head of the International Business Unit and ultimately Head of Strategic Planning and Head of the Network Division. After working as a freelance consultant in 2001 and 2002 for Wind and Morgan Stanley Private Equity, in 2003 Mr. Cicchetti became CEO of business data services specialist Netscalibur S.p.A, a job he retained until 2006. He was appointed CEO of Infracom Network Application SpA in 2007, prior to making his return to the Telecom Italia Group in January 2008, when he became Head of Telecom Italia Business Strategies & International Development. Mr. Cichetti is also Chairman of Telecom Italia Sparkle and Matrix, board member of the Telecom Italia Foundation, Olivetti S.p.A. and TIM Participaçoes S.A.

Andrea Sandro Calabi. Mr. Calabi holds a degree in Economics from the Faculdade de Economia e Administração da Universidade de São Paulo (FEA-USP), a Master in Economics (1972) from the Instituto de Pesquisas Econômicas da Universidade de São Paulo (IPE-USP), a “Master of Arts” (1975) and a PhD (1982) in Economics from the University of California, Berkeley (USA). Mr. Calabi was Chief Executive Officer of DIVESP (Distribuidora de Títulos e Valores Mobiliários do Estado de São Paulo) between 1983 and 1985, General Secretary of the Planning Secretary of the Brazilian Presidency between 1985 and 1986, Chief Executive Officer of the IPEA (Instituto de Pesquisa Econômica Aplicada of the Ministry of

Planning) between 1985 and 1986 and between 1995 and 1996, Secretary of the Treasury Department between 1986 and 1988, Partner and Officer of CONSEMP (Consultoria e Empreendimentos Industriais Ltda.) between 1988 and December 1994, Executive Secretary of the Ministry of Planning between 1995 and 1996, Chief Executive Officer of Banco do Brasil between January and July 1999, Chairman of the BNDES, FINAME and BNDESPAR between July 1999 and February 2000, Special Advisor of the Governor Mário Covas between March 2000 and September 2001, Secretary of Economics and Planning of the State of São Paulo between January 2003 and February 2005, and he also performed as a member of the Board of Directors of many companies, such as CESP (Companhia Energética de São Paulo), Cyrela Brazil Realty, FIPE (Fundação de Pesquisas Econômicas da USP), FFM (Fundação Faculdade de Medicina da USP) and FUSSESP (Fundo Social de Solidariedade do Gov. do Estado de São Paulo).

Manoel Horácio Francisco da Silva. Mr. Francisco da Silva is the Chief Executive Officer of Banco Fator since 2002. Before his current position, he was the Chief Executive Officer of Telemar and also managed the area of paper and cellulose from Cia Vale do Rio Doce. Mr Francisco da Silva worked in the Group Ericsson do Brasil for 23 years, where he reached the position of Chief Executive Officer in many companies of the Group. He was also the Chief Executive Officer of Ficap, Chief Executive Officer of Sharp Equipamentos Eletrônicos. He also performed as the Superintendent Officer of the Companhia Siderúrgica Nacional, being responsible for the restructuring process of the Cia Vale do Rio Doce. He has also performed as member of the Board of Directors of many companies, such as Sadia, Bahia Sul, Group Ericson, Docenave and Telemar. He was appointed in 1989 as the major financial professional of the year by the Instituto Brasileiro de Executivos de Finanças (IBEF) and earned 3 prizes in 2001. Mr. Francisco da Silva holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of São Paulo and also completed the Advanced Management Program in the Harvard Business School.

Stefano de Angelis. Mr. de Angelis is currently responsible for the Planning and Control Department at Telecom Italia, a position he has held since 2008. He was the Chief Financial and Investor Relations Officer of TIM Participações S.A. between 2006 and 2007. He has also served as Chief Administration, Finance and Control Officer of the TIM Companies in Brazil since July 2004. Between 2002 and 2004, he was responsible for the planning and controlling operations of Telecom Italia Mobile S.p.A. in Italy. Mr. de Angelis also worked in the Consodata Group Ltd, H.M.C. S.p.A., Stet S.p.A. and at Fiat Geva. S.p.A.. Mr. de Angelis was a member of the Board of Directors of Stream S.p.A. between April 2000 and June 2000, TV Internazionale S.p.A. (“La 7”) between June 2001 and December 2002, MTV Italia S.r.1. between April 2002 and December 2002, Officer of TVI Montecarlo S.A.M. between April 2002 and November 2002, Chief Executive Officer of Globo Communication S.A.M. between April 2002 and November 2002, and Chief Executive Officer and Officer of Consodata Group Ltd between October 2002 and January 2003. Mr. de Angelis holds a degree in Economics and Business Administration from Università degli Studi di Rome and also a MBA from Scuola di Amministrazione Aziendale dell’ Università di Torino, in Italy.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

As approved in the Annual and Extraordinary Shareholders’ Meeting held on April 2, 2009, our Board of Executive Officers is comprised of at least two and no more than five members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (i) Chief Executive Officer, (ii) Chief Financial and Investor Relations Officer, (iv) Chief Supplies Officer, (v) Chief Human Resources Officer, (vi) Legal Officer. Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Executive Officers and their respective titles:
Name	Title	Date Appointed
Luca Luciani	Chief Executive Officer	January 19, 2009
Claudio Zezza	Chief Financial Officer and Investors Relations Officer	August 6, 2008
Cláudio Roberto de Argollo Bastos	Chief Supplies Officer	May 5, 2008
Beniamino Bimonte	Chief Human Resources Officer	August 6, 2008
Lara Cristina Ribeiro Piau Marques	Legal Officer	May 5, 2008

Set forth below are brief biographical descriptions of our executive officers.

Luca Luciani. Please find above the brief biographical description of Mr. Luciani.

Claudio Zezza. Mr. Zezza is an Italian citizen and holds a degree in Economics and Trade from the University of Rome, with specialization in Finance, Financial Statements and Economics. Currently, Mr. Zezza is the Chief Financial and Investor Relations Officer of the Company. Mr. Zezza joined Telecom Italia in 1990. In 1998, he began working in the area of International Businesses of TIM in Italy and, in 2000, he became responsible for the International Operational Management. Four years later, he became responsible for the Planning and Control Department. Mr. Zezza has also performed in the area of International Business Performance. His last position in Italy, before coming to Brazil to become responsible for the Financial Office, was being responsible for the International Control in Administration, Finance and Control.

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

Beniamino Bimonte. Mr. Bimonte holds a degree in Economics & Commerce from the Università Federico II in Napoli and holds a Master of Business Administration from STOÀ – MIT. He joined the Human Resources Department of the Group in 1993, where he served in several positions. In 2002, he became the Chief of Organizational Development at TIM Italia S.p.A, a position he held until 2005. From 2006 to 2007 he served as Head of Human Resources Planning and Work Cost at Telecom Italia S.p.A. In 2008, he became responsible for the Managerial Development department, including HR management for Senior Managers, compensation and people development. Mr. Bimonte has also published two works in “Liguori Editore”: an article on Intranet and knowledge management entitled “Un progetto di organizzazione, gestione e diffusione delle conoscenze in azienda” and another entitled “Persone e Innovazione” in 2007. In 2008, Mr. Bimonte was appointed the Chief of Human Resources and Security for TIM Participações.

Lara Cristina Ribeiro Piau Marques. Ms. Marques has served as the Legal Manager of Telebrás, participating in the entire privatization process and coordinating the Contentious Law area. Ms. Marques has also served as the Legal Officer of the 14th Federal Court of the Brazilian Federal District, where she was responsible for all of the orders and legal opinions, as well as for the management and coordination of the team. She also served as the Legal Manager for TIM Nordeste Telecomunicações from October 1998 to January 2003, as a member of the Fiscal Committee of Tele Celular Sul Participações S.A., Telepar Celular S.A. and CTMR Celular from 2000 to 2003 and as the Legal Manager for TIM Celular S.A. from February 2003 to July 2004. Ms. Marques has been the Legal Officer of TIM Participações S.A. since May 4, 2006 and of TIM Brasil since July 2004. She holds a degree in Law from the Faculdade de Direito do Distrito Federal and attended a post graduate program in Civil Procedure Law at the Instituto Brasileiro de Processo Civil at the Fundação Getúlio Vargas. She has completed courses in International Law at the Hague Academy in International Law in Holland, in Labor Law at the Universidade de Brasília, in Tort Law at the Fundação Getúlio Vargas, and has a MBA in Telecommunications from IBMEC.  Ms. Marques also teaches Telecommunications Law at the Legal Research Institute – IPEJUR.

Fiscal Committee

The Fiscal Committee’s composition for 2009 consisted of five members, four of which were elected by the majority common shareholders and one by the minority preferred shareholders.

The following are the current members of our Fiscal Committee:
Name	Date appointed	Term
Miguel Roberto Gherrize (*)	April 2, 2009	1 year
Luiz Mariano de Campos	April 2, 2009	1 year
Oswaldo Orsolin (*)	April 2, 2009	1 year
Alberto Emmanuel Whitaker	April 2, 2009	1 year
Alfredo Ferreira Marques Filho (*)	April 2, 2009	1 year
_____________
(*) Audit Committee financial experts.

Under Brazilian corporate law, the Fiscal Committee’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding our financial statements. All members serve independently from the company in their capacities on the Fiscal Committee.

Since our April 23, 2004 shareholders’ meeting, we have elected members of the Fiscal Committee who are independent from the Company and its affiliates. At a shareholders’ meeting held on May 6, 2004, we adopted internal regulations of our Fiscal Committee in order for it to serve also as an alternative structure to an Audit Committee in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Such internal regulations were updated on the Shareholders’ Meeting held on March 16, 2006. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

B.    Compensation

At the year ended December 31, 2008, we approved the aggregate amount of approximately R$9.6 million as compensation to our directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this Annual Report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2008. Our executive officers and other managers of the company are eligible to receive an incentive (MBO or “Management by Objectives”) bonus. The general criteria for the MBO bonus are approved by our Board of Directors and provides that eligible executive officers and other managers may receive a multiple of their base salary if they achieve certain pre-established targets.

At the year ended December 31, 2008, each member of our Administrative Counsel received R$153,000 and each member of our Fiscal Committee received an annual compensation of R$138,000, proportionally paid according to each member’s acquisition period.

We are not required under Brazilian law to disclose, and have not disclosed, the compensation of our officers on an individual basis.

C.    Board practices

See “Item 6.A. Directors, Senior Management and Employees—Directors and Senior Management” and “Item 6.B. Directors, Senior Management and Employees—Compensation.”

D.    Our Employees

On December 31, 2008, we had 10,296 full-time employees. The following tables shows a breakdown of our employees as of December 31, 2008, 2007 and 2006.

	As of December 31,
	2008	2007	2006

Total number of employees	10,296	10,039	9,541
Number of employees by category of activity
Network	771	910	956
Sales and marketing	3,420	3,380	3,297
Information technology	449	437	473
Customer care	4,589	4,313	3,726
Support and other	1,067	999	1,089

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force expire in 2009. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

Employee Benefit Plans

Our employees at the time of the Breakup of Telebrás had the right to maintain their rights and benefits in the Telebrás Pension Plan, managed by Fundação Telebrás de Seguridade Social – Sistel (“Sistel”), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We make monthly contributions to the Telebrás Pension Plan in amounts equal to 13.5% of the salary of each employee covered by the defined benefit plans administered by Sistel. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of the Telebrás Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebrás Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebrás Pension Plan operated independently from us, and their assets and liabilities were fully segregated from the sponsor’s, and operate with independent management; however, we were contingently liable for all of the unfunded obligations of the plan. Employees hired after the Privatization did not become members of the Telebrás Pension Plan, and we did not contribute to any defined benefit pension fund on behalf of such employees. See note 33 to our consolidated financial statements.

In January 2000, TIM and the other companies that formerly belonged to the Telebrás System agreed to break the existing solidarity basis of the Sistel Pension Plans, resulting in the creation of a subdivision of the original plan, covering the Telebrás System as a whole These new private pension plans have retained the same terms and conditions of the Telebrás Pension Plan. The division served to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees (currently PBS-A, comprised of retirees and pensionists). Joint liability among the Telebrás Pension Plan sponsors will continue with respect to retired employees who will necessarily remain members of the Telebrás Pension Plan. See note 33 to the consolidated financial statements.

During 2002, TIM created a new defined contribution pension plan (“TIMPREV”), that allowed employees to migrate from the former pension plan,  which had its solidarity basis eliminated in 2000. TIMPREV was approved by the Secretary of Complementary Pension on November 13, 2002 in Notification 1,917 CGAJ/SPC. TIMPREV sets forth new guidelines for the granting and maintenance of benefits and outlines new rights and obligations for Sistel, the plan administrator; sponsors; participants and their respective beneficiaries.

Migration from the PBS Plan to TIMPREV is optional. In order to encourage migration to TIMPREV, we offered bonuses to those employees migrating before January 29, 2003. As of December 31, 2004, more than 90% of the participants in our private plan had migrated to TIMPREV. Upon electing to migrate to TIMPREV, a participant extinguishes all rights to benefits under the PBS Plan.

During 2008, the Company made its best effort to encourage migration of the remaining participants of the defined benefit plans to TIMPREV. Even though employees agreed with the migration proposed, legal matters did not allow this change at that time. These obstacles are expected to be legally solved during 2009.

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

E.    Share Ownership

The directors and members of our administrative, supervisory and management bodies do not hold, in the aggregate, more than 1% of either the common shares or preferred shares outstanding. As of December 31, 2008, our directors and executive officers, owned, in the aggregate, no common shares and 100 preferred shares.

Item 7. Major Shareholders and Related Party Transactions

A.           Major Shareholders

Of our two classes of capital stock outstanding, only our common shares have full voting rights. The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the common shares or more as of December 31, 2008. The common shares held by TIM Brasil have the same voting rights as the other common shares.
Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A	649,205,378	81.32%
All our officers and directors as a group *	0%	0%
_________
* Represents less than 1%.

TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia. See “Item 4C. Information on the Company—Organizational Structure.”

As of December 31, 2008, there were 368,260,571 preferred shares represented by ADSs. As of such date, the number of preferred shares represented by ADSs represented 23.83% of the total number of preferred shares outstanding and 15.71% of our total capital.

B.           Related Party Transactions

As of December 31, 2008, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had inter-company receivables and payables in amounts of R$9.6 million and R$77.4 million, respectively on December 31, 2008. See note 31 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$11.7 million as of December 2008. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A., TIM Nordeste and TND, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million . See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Contracts.”

We are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$58.3  million as of December 31, 2008. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A.and TIM Nordeste, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil

S.A., as lender, in the principal amount of R$99.9 million . See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Contracts.”

We are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$ 61.7 million as of December 31, 2008. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Nordeste, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of April 27, 2005, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$85 million. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Contracts.”

We are the guarantor of a promissory note issued by TIM Celular, as borrower, in the amount of R$ 35.9 million as of December 2008. This promissory note was issued pursuant to a guarantee agreement between Unibanco and TIM Celular, in which Unibanco issued a letter of guarantee for the Credit Agreement dated October 14, 2005, between TIM Celular, as borrower, and BNDES, as lender, in the principal amount of R$35.9 million. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Contracts.”

We granted three guarantees in favor of BNDES, in the amounts of: R$ 1,019.9 under the Credit Agreement dated as of August 10, 2005, of TIM Celular; R$ 230.4 under the Credit Agreement dated as of November 19, 2008, of TIM Celular; and R$ 40.1 referred to the Credit Agreement dated as of November 19, 2008, of TIM Nordeste. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financial Contracts.”

Agreement between Telecom Italia SpA. and TIM Participações

This agreement, originally signed in May 3, 2007, was extended for an additional 12 months beginning on January 3, 2009 pursuant to the approval by TIM Participações’ shareholders in a meeting held on April 2, 2009. The purpose of the agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused in adding value to the operations of TIM Participações through:

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

The  second extended term of the agreement provides for a total price cap of  €9.5 million. The price cap represents the maximum consideration to be paid by TIM Participaçoes operating companies for all the services and support rendered by Telecom Italia during 2009. Under the agreement’s first extended term, the price cap amounted to €8.7 million. Under the original agreement  the price cap amounted to  €14.5 million and for the year ending December 31, 2007 we made a provision of  €13.6 million (approximately R$35 million). As customary, in transactions of this nature, we hired a specialized and independent firm (Accenture do Brasil) to perform an economic appraisal of the agreement. The report prepared by Accenture do Brasil and presented to our Board of Directors concluded that the amounts provided for in the agreement are more favorable to us than market prices.

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

Anatel Administrative Proceedings

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, TIM Celular and TIM Nordeste implemented mobile personal telecommunications cover for the assigned area.  Under such Terms of Authorization, TIM Celular and TIM Nordeste are required to operate in accordance with the quality standards established by Anatel.  If they fail to meet the minimum quality standards required, TIM Celular and TIM Nordeste are subject to PADO (Obligation Non-Compliance Determination Procedures) and applicable penalties. Anatel has brought administrative proceedings against TIM Celular and TIM Nordeste for (i) noncompliance with certain quality service indicators; and (ii) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations. In their defense before Anatel, TIM Celular and TIM Nordeste attributed the lack of compliance to items beyond their control and not related to their activities and actions. We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

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

Tax Litigation

Litigation Related to the Payment of Income Tax and CSLL

In September 2003, TIM Nordeste was assessed by the Ceará Federal Revenue Service (SRF) authorities for R$12.7 referring to: (i) disallowance of R$8.4 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$3.2 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$0.3 and R$0.8, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company unsuccessfully filed an opposition and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion the losses thereon are probable, the Management set up two provisions: one in the amount of R$11.2 for IRPJ and CSLL, under the heading “Provision for Income Tax and Social Contribution,” and one in the amount of R$1.1, for PIS and COFINS, under the heading “Other Operating Expenses”.

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

In May and July 2008, TIM Nordeste received 49 compensation processes issued by the Federal Treasury related to the IR and CSL totaling R$11 million. Based on its internal and external lawyers’ opinion, we have not set up a provision for the above mentioned tax assessments.

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

It should be noted that certain second level Courts have addressed this issue and ruled that the ICMS is not applicable to services that are supplementary to basic telecommunications services, relieving us from the payment of the ICMS tax on activation fees in certain Brazilian States.  In other States we are required to make judicial deposits in connection with the activation fee tax until a final decision is granted on the matter. There have been recent decisions favorable to the operators addressing the fact that certain revenues, including cellular activation fees and subscription charges are not subject to ICMS tax to date. We have been granted favorable final decisions relating to the states of Paraná, Santa Catarina, Sergipe, Alagoas and Rio Grande do Sula and Paraíba. Additionally, the Company has filed lawsuits in the Brazilian States of Pernambuco, Rio Grande do Norte, Piauí, Ceará, and Bahia, and has been granted favorable second level decisions in most of them.  We have not made any accruals in connection therewith.

State of Santa Catarina ICMS Tax Charges

The state of Santa Catarina issued 20 infraction notices against TIM Celular, former TIM Sul, regarding the payment of ICMS tax arising from various services rendered, including international telecommunication services rendered by Telesc Celular, TIM SUL, from April 1998 to January 2000 and activation and other fees charged by TIM Sul from April 1998 to August 2003. We paid one of the infraction notice in full in 2005. A final determination was reached for 10 of the infraction notices, requiring us to pay the infraction notices in part. A determination for the remaining 9 infraction notices has not yet been reached. The total amount outstanding for the remaining 19 infraction notices was R$95.4 million. We vigorously continued  to litigate the remaining infraction notices and in 2008 we reached material results related to eight infraction notices, thus the current amount outstanding for the remaining 11 infraction notices is R$39.1 million.

We had created a provision in the amount of R$4.3 million with respect to such charges. In April 2008, the Company decided to pay two infraction notices considering the adhesion to the state program called Revigorar which reduced the amount involved in the cases in 50%.  The total amount charged in theses cases was R$5.1 million and with the reduction of 50%, the Company paid R$2.5 million. In view of the extinguishing of these two infraction notices, we reversed R$1.8 million to TIM Celular, as reversion of the provision.

State of Rio de Janeiro ICMS Tax Charges

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$38.3 million, for allegedly having taken undue ICMS credit from acquisition of fixed assets without application to monthly installments of a coefficient calculated ratably to the goods dispatched subjected to tax and the total goods dispatched.  This assessment is being impugned by the Company at administrative level.   Based on its internal and external lawyers’ opinion, the Company has not set up a provision for losses thereon.

In November 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$14.3 million for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being impugned by TIM Celular at administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for losses thereon.

State of São Paulo ICMS Tax Charges

In November 2007 the state of São Paulo issued tax assessment notices against TIM Celular regarding payment of ICMS tax related to: (i) conditional discounts granted to the customers, which have to be considered on the ICMS tax calculation basis; and (ii) fine for infringement of tax obligation. The total amount outstanding for the remaining infraction notices is R$151 million. We are challenging this tax assessment before the appropriate Brazilian tax authorities and a final decision is pending. We believe there is a possibility that we will be required to pay this tax assessment but that it is not probable. Accordingly, we have not made a provision for this amount.

State of Minas Gerais ICMS Tax Charges

In September 2008 the state of  Minas Gerais issued tax assessment notices against TIM Nordeste regarding payment of ICMS tax related to conditional discounts granted to the customers, which have to be considered on the ICMS tax calculation basis. The total amount involved in these infraction notices is R$ 17.1million. We are challenging this tax assessment before the appropriate Brazilian tax authorities and a final decision is pending. We believe there is a possibility that we will be required to pay this tax assessment but that it is not probable. Accordingly, we have not made a provision for this amount.

In September 2008 the State of  Minas Gerais issued tax assessment notices against TIM Nordeste regarding payment of ICMS tax related to supposed lack of register in the fiscal books  The total amount involved in these infraction notices is R$ 24.9 million. We are challenging this tax assessment before the appropriate Brazilian tax authorities and a final decision is pending. We believe there is a possibility that we will be required to pay this tax assessment but that it is not probable. Accordingly, we have not made a provision for this amount.

State of Bahia ICMS Tax Charges

In June 2008, TIM Nordeste was assessed by the State of Bahia´s taxing authorities for R$ 16.4 million for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) related to pre-paid revenues. This assessment is being impugned by TIM Nordeste at an administrative level. We believe there is a possibility of loss of this tax assessment but that it is not probable. Accordingly, we have not made a provision for this amount.

State of Ceará ICMS Tax Charges

In August 2008, the State of  Ceará issued tax assessment notices against TIM Nordeste regarding payment of ICMS tax related to an exploitation of credit of eletricity and supposed improper tax credit on fixed assets. The total amount involved in this infraction notices is R$ 24.8 million  This assessment is being impugned by TIM Nordeste at administrative level. Based on its internal and external lawyers’ opinion, the Company has not set up a provision for losses thereon.

State of Sergipe ICMS Tax Charges

In October 2008, the State of  Sergipe issued tax assessment notices against TIM Nordeste regarding payment of ICMS tax related to later on delivery the fiscal eletronics books. The total amount involved in this infraction notices is R$ 16.7 million. This assessment is being impugned by TIM Nordeste at administrative level. We believe there is a possibility that we will be required to pay this tax assessment but that it is not probable. Accordingly, we have not made a provision for this amount

Municipality of Rio de Janeiro ISS tax Charges

TIM Celular received a tax assessment notice from the Municipality of Rio de Janeiro related to the supposed lack of collection of ISS in the value of R$94.3 million. The main reason of this tax assessment notice relates to site-sharing agreements. The municipality wants to charge the ISS over this agreements in view of the Complementary Law nr. 116/03, exhibit item 3.04. However, we have strong arguments to fight against  this law because the ISS is a tax on services and the site-sharing agreements do not involve service. Moreover, there is a lawsuit challenging the constitutionality of item 3.04 of the Complementary Law nr 116/03 (ADIN – Ação Direta de Inconstitucionalidade). We are challenging this tax assessment with the appropriate Brazilian tax authorities and a final decision is pending. We believe there is a possibility that we will be required to pay this tax assessment but that it is not probable. Accordingly, we have not made a provision for this amount.

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

In June and July 2008, TIM Group has received new tax assessment notices based on the supposed inaccuracy of information given by TIM related to the collection of FUST over interconnection revenues during the year of 2003, resulting in a total amount of R$32.3 million. We estimate the likelihood of an adverse ruling in this matter is possible. For this reason, we have not made any accrual in connection therewith. See note 16 to our consolidated financial statements.

Litigation Related to the Payment of FUNTTEL

In December, 2006, November and December, 2007, TIM Group has received  tax assessment notices referring to the supposed existence of tax debit, as refined in Anatel´s “Report of Inspection”. Such tax assessment notices are based on the supposed inaccuracy of the information given by TIM related to the collection of FUNTTEL over interconnection revenue during the year of 2001 and 2002, resulting in a total amount of R$13.2 million.  In November 2008, TIM Group has received new tax assessment notices based on the supposed inaccuracy of the information given by TIM related to the collection of FUNTTEL over interconnection revenue during 2003, resulting in a total amount of R$17.0 million.

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

Dividend Policy

Under our by-laws, we are required to distribute 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on net worth (“General Dividend”). We are also required to pay a non-cumulative preferred dividend on our preferred shares in an amount equal to the greater of (“Preferred Dividend”):

•	6% of our capital (“capital social”) divided by the total number of common and preferred shares and

•	3% of our net shareholders’ equity (“patrimônio líquido”) to the extent of retained earnings, according to the most recent financial statements approved by our shareholders.

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

Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by the Brazilian Development Bank - BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the distributions are subject to withholding tax. See “Item 10E. Additional Information––Taxation––Brazilian Tax Considerations––Distributions of Interest on Capital.”

For the purposes of Brazilian Corporations Law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve. On December 31, 2008, the balance of our legal reserve was R$111.6 million, which was equal to 1.47% of our total capital.

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

•	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to the Brazilian Securities and Exchange Commission within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

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

B.           Significant Changes

None.

Item 9. The Offer and Listing

A.           Offer and Listing Details –

The preferred shares trade principally on the Bolsa de Valores de São Paulo (the “Bovespa”) under the symbol “TCSL4”. On December 31, 2008, we had 557,487,576 preferred shares and 149,145,599 common shares outstanding. The preferred shares traded in the United States on the NYSE are represented by ADSs, each ADS representing 10 preferred shares. The ADSs are issued by JPMorgan Chase Bank, N.A. (the “Depositary” or “JPMorgan”), pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners from time to time of ADRs. See “Item 10C. Additional Information—Material Contracts.” The ADSs trade on the NYSE under the symbol “TSU.”

The table below shows, for the indicated periods, the high and low closing prices of our ADSs on the New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange		São Paulo Stock Exchange
	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per thousand preferred shares)
Year ended
December 31, 2003	14.73	5.80	4.32	2.05
December 31, 2004	16.71	11.10	4.78	3.39
December 31, 2005	25.76	12.11	5.90	3.19

	New York Stock Exchange		São Paulo Stock Exchange
	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per thousand preferred shares)
December 31, 2006	40.60	23.54	8.66	5.25
December 31, 2007	46.40	29.54	8.10	5.80
December 31, 2008	43.80	11.44	7.33	2.42

Year ended December 31, 2007
First quarter	35.27	30.25	7.37	6.45
Second quarter	38.24	32.58	7.77	6.51
Third quarter	40.56	29.54	7.62	6.00
Fourth quarter	46.40	32.71	8.10	5.80

Year ended December 31, 2008
First quarter	43.81	31.48	7.33	5.46
Second quarter	34.77	27.19	5.95	4.44
Third quarter	27.98	19.17	4.50	3.44
Fourth quarter	21.68	11.44	4.50	2.42

Quarter ended March 31, 2009
March 31, 2009	15.50	12.34	3.68	2.85

Month ended
November 30, 2008	17.96	12.15	4.10	2.86
December 31, 2008	18.69	12.41	4.50	2.95
January 31, 2009	14.89	12.47	3.39	2.95
February 28, 2009	15.50	13.91	3.68	3.19
March 31, 2009	13.82	12.34	3.36	2.85
April 30, 2009	17.17	11.99	3.80	2.64
May 31, 2009	19.65	16.23	3.96	3.43
June 30, 2009 (through June 23, 2009)	20.48	16.79	3.97	3.40

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

Trading on Bovespa by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our preferred shares on behalf of the Depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges preferred shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our preferred shares or upon distributions relating to our preferred shares, unless the holder obtains a new registration. See “Item 10B. Additional Information—Memorandum and Articles of Association.”

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

Corporate Purpose

Article 2 of our by-laws provides that our main corporate purpose is to exercise control over operating companies that provide mobile telephone and other services in their respective authorization and/or concession area. Other corporate purposes include:

•	promote, through our controlled or affiliated companies, the expansion of mobile telephone services in their respective concession areas;

•	procure funding from internal or external sources;

•	promote and foster study and research for the development of mobile telephone services;

•	perform, through our controlled or affiliated companies, specialized technical services related to the mobile telephone industry;

•	promote and coordinate, through our controlled or affiliated companies, the education and training of the staff required by the telephone services;

•	effect or order the importation of goods and services for our controlled and affiliated companies;

•	perform any other activities linked or related to our corporate purpose; and

•	hold interests in other companies.

Company Management

Following is a description of some of the provisions of our by-laws concerning members of the Board of Directors:

•	Pursuant to Art. 25, item XVI, the Board of Directors has the power to approve loans and financing as well as to issue promissory notes, for an amount exceeding 2% of the shareholders’ equity;

•
Pursuant to Art. 25, item XXI, the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the executive officers, observed the allocations already approved by the Shareholders’ meeting; and

•
Pursuant to Art. 27, paragraph 3, a member of the Board of Directors is not authorized to access information or to attend a meeting of the Board of Directors regarding subjects or proposals in respect of which such director has or represents an interest conflicting with those of TIM.

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

“The Executive Officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority.” Following is a description of some of the provisions of our by-laws concerning the Board of Executive Officers:

•
Pursuant to Art. 32, item III, the Board of Executive Officers has the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;

•
Pursuant to Art. 32, item VI, the Board of Executive Officers has the power to approve the execution by the Company or by its controlled companies, of active or passive agreements for the supply or lease of goods or services, whose annual value is greater than R$15.0 (fifteen million reais); and

•
Pursuant to Art. 32, item VII, the Board of Executive Officers has the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30.0 (thirty million reais), provided that the provisions of item XVII of section 25 of this By-laws are observed.”

Rights Relating to our Shares

Dividend Rights

See “Item 8A. Financial Information―Consolidated Statements and Other Financial Information—Dividend Policy.”

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

The following is a summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business:

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2008, including accrued interest, was R$11.4 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $11.7 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2008, including accrued interest,  was R$60.2 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $61.7 million promissory note by TIM Nordeste, with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of December 31, 2007, including accrued interest, was R$56.8 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The outstanding guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a $58.3 million promissory note by TIM Nordeste, with Tim Brasil as the guarantor of such promissory note.

•
Credit Agreement, dated as of January 28, 2008, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$ 67.0 million, of which R$44.6 million have currently been drawn. The amount outstanding as of December 31, 2008, including accrued interest, was R$ 45.3 million. The agreement, which matures on January 31, 2016, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Votorantim S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 0.75% per annum of the integral principal amount offered in the Credit Agreement. The guarantee agreement executed by TIM Nordeste and

Banco Votorantim S.A. provides for the issuance of a $67.0 million promissory note by TIM Nordeste. TIM Participações is not the guarantor in this promissory note.

•
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil e Participações as guarantor, in the principal amount of R$1,015.5 million outstanding as of December 31, 2008. The agreement, which matures on August 15, 2013 bears interest at a fixed rate of 4.2% plus the TJLP, which was 6.25% per annum on December 31, 2008. On December 31, 2007, the outstanding amount under this credit agreement, including accrued interest, was R$1,019.9 million.

•
Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, TIM Celular, as borrower, and Unibanco, as guarantor, in the principal amount of R$35.8 million outstanding as of December 31, 2008. The agreement, which matures on October 17, 2011, bears interest at a fixed rate of 3% plus the TJLP, which was 6.25% per annum on December 31, 2007. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$36.0 million. In connection with this agreement, Unibanco issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•
Credit Agreement, dated as of  November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and Tim Participações as guarantor, in the principal amount of R$230 million outstanding as of December 31, 2008. The agreement, which matures on July 15, 2017 bears interest at a fixed rate of 2.2% plus the TJLP, which was 6.25% per annum on December 31, 2008. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$230.4 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste, as borrower, and Tim Participações as guarantor, in the principal amount of R$40 million outstanding as of December 31, 2008. The agreement, which matures on July 15, 2017 bears interest at a fixed rate of 2.2% plus the TJLP, which was 6.25% per annum on December 31, 2008. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$40.1 million.

•
Credit Agreement, dated as of August 26, 2005 as amended in August 14, 2008, among HSBC, ABN Amro, Bradesco, Banco do Brasil, Itaú, Santander, BNP Paribas, Unibanco, Banco Votorantim, Societé Generale, as lenders, TIM Celular, as borrower, and Tim Brasil, as guarantor, in the principal amount of R$600.0  million outstanding as of December 31,  2008. The Tranche A of R$ 300 million, which matures on August 10, 2009, bears interest at a variable rate of 0.9% above the CDI interest rate. The Tranche B, which matures on August 5, 2010, bears interest at a variable rate of 1.80% above the CDI interest rate. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$ 628.7 million.

•
Credit Agreement, dated as of April 18, 2008, among ABN as lender, and TIM Celular, as borrower, in the principal amount of R$ 150.0 million outstanding as of December 31, 2008. The agreement, which matures on November 4, 2011, bears interest at a variable rate of 110% of the CDI interest rate. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$154.5 million.

•
Credit Agreement, dated as of May 5, 2008, among ABN as lender, and TIM Celular, as borrower, in the principal amount of R$ 50.0 million outstanding as of December 31, 2008. The agreement, which matures on April 25, 2011, bears interest at a variable rate of 110% of the CDI interest rate. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$51.1 million.

•
Credit Agreement, dated as of November 22, 2000, among BNDES, as lender, TIM Nordeste, as borrower, and Tim Brasil Serviços e Part. S.A.,as guarantors, which was fully repayed on December 15, 2007. Under this loan, which originally matured on January 1, 2008, 76% of the total amount accrued interest at a fixed rate of 3.50% plus the TJLP, which was 6.25% per annum on December 31, 2007. The remaining 24% was adjusted according to a “BNDES currency basket” consisting mainly of the U.S. dollar plus a 3.50% spread related to the BNDES foreign funding costs (Res. 635/87).

•
Credit Agreement, dated as of November 22, 2000, among Bradesco, Unibanco, Banco Alfa, Itaú BBA, as lenders, TIM Nordeste, as borrower,and Tim Brasil Serviços e Part. S.A., as guarantor, which was fully repayed on December 15, 2007. Under this loan, which originally had the expiry date of January 1, 2008, 76% of the total principal amount accrued interest at a fixed rate of 4.0% plus the TJLP, which was 6.25% per annum on December 31, 2007. The remaining 24% of principal was adjusted according to a “BNDES currency basket” consisting mainly of the U.S. dollar plus a 4.0% spread related to the BNDES foreign funding costs (Res. 635/87).

•
Several facility agreements contracted  under the Resolution CMN n. 2.770 (foreign currency denominated debt already swapped into local floating interest rate denominated currency) (“Compror”), contracted and disbursed between March. June, July and December 2008, among TIM Celular, as borrower, and Banco Santander, Votorantim,Unibanco, and ABN AMRO, as lenders , in the total principal amount of R$ 648.9 million. The total outstanding amount as of December 31, 2008 was R$1,214.8 million, including accrued interest. The agreements, the last of which matures in July 2010, bear an average cost of 127.6% of the CDI and are denominated in foreign currencies (USD an JPY) bearing interests of 5.45% p.a. (USD) and 1.79% p.a. (JPY). Otherwise, for each disbursement was contracted a swap (CCIRS), bringing the final average cost to 104.5% of the CDI. No guarantees were offered for these loans.

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

E.    Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of the preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the federal income tax laws of the United States thereunder as of the date hereof, which are subject to change. Holders of preferred shares or ADSs should consult their own tax advisers as to the tax consequences of the ownership and disposition of preferred shares or ADSs in their particular circumstances.

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

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian income tax withholding. The dividend distribution made in 2008 does not include any dividends relating to periods ending on or before January 1, 1996.

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

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax or taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are subject to Brazilian income tax at a rate of 15% and also to Brazilian withholding tax at a rate of 0.005% (to offset the Brazilian income tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if made by investors resident in a tax haven jurisdiction.

Non-Brazilian holders of preferred shares registered under Resolution CMN 2,689, which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment if the investor has

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

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation's capital as an alternative form of making dividend distributions. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

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

Until December 31, 2007 the Temporary Contribution on Financial Transactions (“CPMF tax”) was assessed at the rate of 0.38% on certain funds transfers in connection with financial transactions in Brazil. The CPMF tax was imposed upon owners of Brazilian bank accounts. Stock exchange transactions were exempted from the CPMF tax. In addition, debits of reais from deposit bank accounts exclusively opened for investments in fixed and variable income financial assets (“conta corrente de depósito para investimento”) were not subject to the CPMF assessment. However, by the end of 2007 this tax has been repealed by the Brazilian Congress. Therefore, the assessment of the CPMF tax on financial transactions carried out as from January 1, 2008 has been extinguished.

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of preferred shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities.  The discussion applies only to a U.S. Holder that holds preferred shares or ADSs as capital assets for tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding shares in connection with a trade or business conducted outside of the United States;

•	persons holding preferred shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

A “U.S. Holder” is a holder who, for U.S. federal tax purposes, is a beneficial owner of preferred shares or ADSs that is:

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on preferred shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.   The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.   Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2008 taxable year.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

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

Interest Rate Risk

On December 31, 2008, our outstanding debt accrued interest at the CDI or the TJLP and totaled R$3,224.9 million. On the same date, we had cash and cash equivalents, in the amount of R$1,531.5 million and R$23.0 million in short-term instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2008 would have resulted in a variation of R$18.2 million in our interest expenses from financial contracts and a variation of R$3.8 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

Exchange Rate Risk

Devaluation of the real increases the cost, expressed in real, of some of our foreign-currency-denominated capital expenditures. As of December 31, 2008, we did not have any outstanding unhedged financial indebtedness denominated in foreign currency and were thus not exposed to exchange rate risk based on our indebtedness. We enter in to hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings. Our foreign-exchange hedging agreements protect us from devaluations of the real but expose us to potential losses in the event the foreign currencies decline in value against the real. However, any such decline in the value of foreign currencies would reduce our costs in reais in terms of planned capital expenditures as discussed below.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2008. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. TIM’s management concluded that as of December 31, 2008, our internal control over financial reporting was adequate and effective, based on those criteria.

Our independent registered public accounting firm, Ernst Young Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2008.  The report on the audit of our internal control over financial reporting is included below.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2008.  The attestation report appears as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
TIM Participações S.A.

We have audited TIM Participações S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TIM Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting and, for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, TIM Participações S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TIM Participações S.A. as of December 31, 2008 and 2007, and related consolidated statements of income, changes in shareholder’s equity, cash flows, and value added statement for each of the three years in the period ended December 31, 2008 and our report dated February 19, 2009, except as to Notes 35 and 36, as to which the date is April 22, 2009, expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG
Auditores Independentes S.S.

Claudio Camargo
Partner

Rio de Janeiro, Brazil
February 19, 2009, except for internal control over financial reporting related to Notes 35 and 36 of the 2008 consolidated financial statements, as to which the date is April 22, 2009.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Fiscal Committee, which functions as an audit committee, shall be comprised of three to five permanent members and an equal number of alternates, shareholders or not, elected by the Shareholders’ meeting. This year we have five members only, four elected by the majority common shareholders and one by the minority preferred shareholders. Our Fiscal Committee has determined that three of its members, independent members of our Fiscal Committee under Brazilian rules, are “audit committee financial experts” as such term is defined by the U.S. Securities and Exchange Commission.

Item 16B. Code of Ethics

We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other directors, officers, controlling shareholders and members of our Fiscal Committee in accordance with CVM rules satisfying the requirements of Brazilian Law. Our code of ethics is filed as an exhibit to this annual report and is available on our website at http://www.timpartri.com.br. The Code of Conduct and Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4.A. Information on the Company—History and Development of the Company—Basic Information.” The Code of Ethics was updated on the Board of Directors’ Meeting held on September 30th, 2008.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Auditores Independentes S.S., during the years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008	2007
	(in thousands of reais)
Audit fees	5,729	6,244
Audit-related fees	35	95
Total fees	5,764	6,339

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

Since Brazilian Corporations Law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a Fiscal Committee charter at a shareholders’ meeting held on May 6, 2004 and revised the charter at a shareholders’ meeting held on March 16, 2006, to clarify that the Fiscal Committee has certain powers and duties, which comprise among others the powers herein mentioned, and also further specifies heightened qualification requirements for members of the Fiscal Committee. On May 4, 2006, our Board of Directors approved the submission to the Shareholders’ Meeting of a proposal to amend our bylaws. The proposal provides for the incorporation of the above-mentioned powers, duties and qualifications relating to the Fiscal Committee into the bylaws. Said proposal was approved by the Shareholders’ meeting held on June 5, 2006.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

Principal Differences Between Brazilian and US. Corporate Governance Practices

The significant differences between our corporate governance practices and those of the New York Stock Exchange are as follows:

Independence of Directors and Independence Tests

Neither our Board of Directors nor our management tests the independence of directors before elections are made. However, both Brazilian Corporations Law and the CVM establish rules for certain qualification requirements and restrictions, investiture, compensation, and duties and responsibilities of the companies’ executives and directors. We believe these rules provide adequate assurances that our directors are independent, and they permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

According to Brazilian Corporations Law, up to one-third of the members of the Board of Directors can be elected for executive positions. The remaining non management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management. We currently have only one member of our Board of Directors also taking an executive position: Mr. Luca Luciani.

Committees

Even though  we are not required under applicable Brazilian Corporate Law to have special advisory committees of the Board of Directors, we have two such committees: the Internal Control and Corporate Governance Committee and the Compensation Committee, which were implemented on September 30th, 2008. Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders’ meeting. Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Additional Requirements

Brazilian Corporations Law requires that we have a statutory Board of Auditors (referred to as our Fiscal Committee or Conselho Fiscal). Our Fiscal Committee meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3). Our Fiscal Committee is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, management acts and certain proposals to be submitted to shareholders’ meetings, such as proposals made by management regarding investment plans, capital expenditures budget, dividends distribution and corporate restructuring involving the company. However, the Fiscal Committee, as required by Brazilian Corporations Law, has only an advisory role and does not participate in the management of the company. Decisions of the Fiscal Committee are not binding on the company under Brazilian Corporations Law. Our Board of Directors, under Brazilian Corporations Law, is the only entity with the legal capacity to appoint and terminate any independently registered public accounting firm.

Because Brazilian Corporations Law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted at a shareholders’ meeting held on May 6, 2004 a committee charter to clarify that the Fiscal Committee has certain powers and duties, which include the powers herein mentioned.

We do not believe that our use of the Fiscal Committee in accordance with Brazilian Corporations Law, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the Fiscal Committee to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or fulfill its fiduciary and other obligations under Brazilian law. It is presently contemplated that the Fiscal Committee will continue to be independent. However, because the Fiscal Committee’s members will continue to be elected and its budget will continue to be set at the general shareholders’ meeting, we can make no assurances that the Fiscal Committee or its future members will continue to be independent from our controlling shareholder in the future.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19. Exhibit Index

1.1*	By-laws of TIM Participações S.A., as amended (English translation).

2.1*	Loan Agreement, dated as of March 14, 2008, between Banco Votorantim S.A, as lender, and TIM Celular S.A., as borrower.

2.2*	Credit Note, dated as of June 6, 2008, between Banco ABN AMRO Real S.A, as lender, and TIM Celular S.A., as borrower.

2.3*	Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as Guarantor.

2.4*	Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Nordeste S.A., as borrower, and TIM Participações S.A. as Guarantor.

2.5*	Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, and TIM Nordeste S.A., as borrower.

2.6*	Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Nordeste S.A., as borrower.

2.7*	Loan Agreement, dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers.

2.8*	Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Celular S.A., as borrower.

2.9*	Addendum to Credit Note dated as of August 31, 2005, between Unibanco Bank, as lender, and TIM Participações S.A., as borrower.

2.10*	Credit Note, dated as of December 30, 2008, between Unibanco Bank, as lender, and TIM Celular S.A., as borrower.

2.11*	Credit Note, dated as of December 30, 2008, between Unibanco Bank, as lender, and TIM Celular S.A., as borrower.

2.12*	Derivative Agreement, dated as of December 30, 2008, between Unibanco Bank, as contracted party, and TIM Celular S.A., as contracting party.

2.13*	Derivative Agreement, dated as of December 30, 2008, between Unibanco Bank, as contracted party, and TIM Celular S.A., as contracting party.

2.14*	Confirmation of Swap Operation, dated as of July 7, 2008, between ABN AMRO Real S.A, as contracted party, and TIM Celular S.A., as contracting party.

2.15*	Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., borrower.

2.16*
Amendment to Credit Facility Agreement dated as of August 14, 2008, between ABN Amro Real S.A., BNP Paribas Brasil, Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., and Unibanco S.A. as lenders, and TIM Celular S.A., as borrower.

2.17*	Credit Note, dated as of March 14, 2008, between Banco Santander S.A., as lender, and TIM Celular S.A., borrower.

2.18*	Credit Note, dated as of March 14, 2008, between Banco Santander S.A., as lender, and TIM Celular S.A., borrower.

2.19*	Addendum to Credit Note dated as of August 31, 2005, between Banco Santander S.A., as lender, and TIM Participações S.A., as borrower.

2.20*	Addendum to Facility Agreement dated as of September 6, 2008, to contract signed June 14, 2007, between Banco Santander S.A., as lender, and TIM Celular S.A., borrower.

2.21*	Second Amendment to the Cooperation and support Agreement, dated as of April 22, 2009, between Telecom Itália s.p.a and TIM Celular S.A.

2.22
Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., JPMorgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.1
Credit Agreement dated as of September 22, 2000, between TIM Nordeste Telecomunicações (then Telpe Celular), as borrower, and the European Investment Bank, as lender, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.2
Guarantee and Indemnity Agreement dated as of September 22, 2000, between European Investment Bank and Tele Nordeste Celular Participações S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.3
Indemnification Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and Tele Nordeste Celular Participações S.A., as Indemnifier, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.4
Counter Indemnity Agreement dated as of September 22, 2000, between Banque Sudameris, as Guarantor, and TIM Nordeste Telecomunicações (then Telpe Celular), as Borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.5
Credit Agreement dated as of June 28, 2004, by and between Banco do Nordeste do Brasil S.A., as lender, and TIM Nordeste, as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.6
Guarantee Agreement dated as of June 24, 2004 among Banco Bradesco S.A., TIM Nordeste Telecomunicações and Tele Nordeste Celular Participações S.A. (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.7
Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participações S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the  annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on July 2, 2001.

4.8
Standard Concession Agreement for Mobile Cellular Service (Portuguese version), which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on September 18, 1998.

4.9
Standard Concession Agreement for Mobile Cellular Service (English translation), which is incorporated by reference to our registration statement filed on Form 20-F with the Securities and Exchange Commission on September 18, 1998.

4.10
Authorization Agreement for Mobile Cellular Service for Telepar Celular (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 18, 2003.

4.11
Authorization Agreement for Mobile Cellular Service for CTMR Celular (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 18, 2003.

4.12
Authorization Agreement for Mobile Cellular Service for Telesc Celular (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 18, 2003.

4.13
Authorization Agreement for Mobile Cellular Service for Telpe Celular (English translation), which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on June 16, 2003.

4.14
Authorization Agreement for Mobile Cellular Service for Teleceara Celular (English translation), which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on June 16, 2003.

4.15
Authorization Agreement for Mobile Cellular Service for Telasa Celular (English translation), which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on June 16, 2003.

4.16
Authorization Agreement for Mobile Cellular Service for Telpa Celular (English translation), which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on June 16, 2003.

4.17
Authorization Agreement for Mobile Cellular Service for Telern Celular (English translation), which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on June 16, 2003.

4.18
Authorization Agreement for Mobile Cellular Service for Telepisa Celular (English translation), which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on June 16, 2003.

4.19
Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 19, 2004.

4.20
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.21
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.22
Credit Agreement, dated as of November 28, 2000, among BNDES, a syndicate of banks, Maxitel S.A., as borrower, and TIM Brasil Participações, as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.23
Credit Agreement, dated as of June 28, 2004, among Maxitel S.A., as borrower, and Banco do Nordeste do Brasil S.A., as lender, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.24
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.25
Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, and TIM Celular, as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.26
Credit Agreement, dated as of August 26, 2005, among a syndicate of banks, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.27
Credit Agreement, dated as of January 7, 2002, among Banco BBA Creditanstalt S.A., as lender, and TIM Rio Norte, as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.28
On Lending of Funds from BNDES Credit Agreement, dated as of November 22, 2000, between BNDES, as lender, and Maxitel S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.29
Credit Agreement, dated as of November 28, 2000, between BNDES, as lender, and Maxitel S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 22, 2007.

4.30
Authorization agreement for TIM Celular S.A. dated May 25, 2007 pursuant to which TIM is authorized to provide land line switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.

4.31
Credit Agreement, dated as of June 14, 2007, among Banco Santander Banespa S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.

4.32
Credit Agreement, dated as of December 6, 2007, among Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.

4.33*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A.

4.34*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A.

4.35*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A.

4.36*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A.

4.37*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A.

4.38*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A.

4.39*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A.

4.40*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A.

4.41*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A.

4.42*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A.

4.43*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A.

4.44*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A.

4.45*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A.

4.46*	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A.

4.47
Foreign Onlending Agreement, dated February 24, 2006, between Banco ABN AMRO Real S.A., as lender, and TIM Celular, as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.48
Credit Facility Agreement, dated February 16, 2006, between Santander Brasil S.A., as lender, and TIM Celular, as borrower, which is incorporated by reference to our annual report filed on Form 20-F with Securities and Exchange Commission on May 16, 2006.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 4.t to our consolidated financial statements included in this annual report.

8.1	List of Subsidiaries, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 22, 2006.

11.1*	Code of Ethics (English translation).

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

 ____________________________

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused  and authorized the undersigned to sign this annual report on its behalf.

TIM PARTICIPAÇÕES S.A.

By: /s/ Luca Luciani
Name:	Luca Luciani
Title:	Chief Executive Officer

By: /s/ Claudio Zezza
Name:	Claudio Zezza
Title:	Chief Financial Officer
Dated: June 26, 2009

Consolidated Financial Statements TIM Participações S.A and subsidiaries Years ended December 31, 2006, 2007 and 2008 with Report of Independent Registered Public Accounting Firm

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2006, 2007 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of TIM Participações S.A.

We have audited the accompanying consolidated balance sheets of TIM Participações S.A. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders' equity, cash flows and value added for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations, their cash flows and their value added for each of the three years in the period ended December 31, 2008 in conformity with accounting principles adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (See Notes 35 and 36 to the consolidated financial statements).

As mentioned in Note 2, the Company adopted new accounting principles effective in Brazil for the year ended December 31, 2008, and therefore, the financial statements for the years ended December 31, 2007 and 2006, were restated in accordance with NPC (Accounting Procedures and Rules) No. 12 - Accounting Policies, Changes in Accounting Estimates and Errors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TIM Participações S.A.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2009, except for internal control over financial reporting related to Notes 35 and 36  to the 2008 consolidated financial statements of, as to which the date is April 22, 2009, expressed an unqualified opinion thereon.

Rio de Janeiro, February 19, 2009, except for Notes 35 and 36, as to which the date is April 22, 2009.

/s/ ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O-6 - F - RJ

Claudio Camargo
Partner

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2008
 (In thousands of Reais)

ASSETS	Notes	2007 as adjusted	2008

Current assets
Cash and cash equivalents		1,117,410	1,531,543
Short-term investments		55,255	23,048
Accounts receivable, net	5	3,029,930	2,635,355
Inventories	6	278,126	548,514
Recoverable taxes	7	495,932	603,353
Deferred income and social contribution taxes	8	29,429	49,451
Prepaid expenses	9	240,087	155,825
Operations with derivatives	29	17,661	260,925
Other assets		23,981	26,839

Total current assets		5,287,811	5,834,853

Non-current assets
Long-term investments		3,989	9,911
Recoverable taxes	7	233,482	226,975
Deferred income and social contribution taxes	8	-	110,763
Judicial deposits	16	102,402	143,924
Prepaid expenses	9	7,806	13,693
Operations with derivatives	29	-	126,648
Other noncurrent assets		7,274	7,268

Permanent assets
Property, plant and equipment, net	10	4,839,037	4,799,092
Intangibles, net	11	4,082,185	4,966,341

Total assets		14,563,986	16,239,468

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2007 as adjusted	2008

Current liabilities
Accounts payable and accrued expenses	12	3,143,331	3,328,714
Loans and financing	13	769,357	1,431,219
Accrued interest		29,268	51,486
Operations with derivatives	29	15,589	52,448
Salaries and related charges	14	110,553	106,991
Taxes, charges and contributions	15	570,346	601,778
Authorizations payable		34,791	-
Dividends and interest on shareholders’ equity payable		239,508	193,365
Other current liabilities		115,518	113,639

Total current liabilities		5,028,261	5,879,640

Noncurrent liabilities
Loans and financing	13	1,327,997	2,066,514
Operations with derivatives	29	-	10,814
Provision for contingencies	16	215,740	253,370
Pension plan	30	7,377	6,425
Asset retirement obligations	17	192,137	211,802
Other noncurrent liabilities		20,669	20,447

Shareholders’ equity	18
Capital		7,550,525	7,613,610
Capital reserves		97,415	34,330
Income reserves		123,865	142,516

Total shareholders' equity		7,771,805	7,790,456

Total liabilities and shareholders' equity		14,563,986	16,239,468

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2006, 2007 and 2008
 (In thousands of Brazilian Reais, except for earnings per share, expressed in Reais)

	Notes	2006 As adjusted (note 3-e)	2007 As adjusted (note 3-e)	2008
Gross revenues
Telecommunications services	19	11,820,276	15,376,550	16,485,813
Sale of goods	19	2,057,283	1,838,102	1,766,400
		13,877,559	17,214,652	18,252,213

Deductions from gross revenues	19	(3,739,312)	(4,773,010)	(5,171,248)
Net operating revenues	19	10,138,247	12,441,642	13,080,965

Cost of services rendered	20	(4,122,239)	(5,297,428)	(5,658,009)
Cost of goods sold	20	(1,407,761)	(1,434,430)	(1,405,788)
Gross profit		4,608,247	5,709,784	6,017,168

Operating expenses:
Selling	21	(3,250,951)	(3,890,925)	(4,098,389)
General and administrative	22	(954,858)	(1,032,793)	(1,127,426)
Other operating expenses	23	(202,334)	(269,428)	(300,480)
		(4,408,143)	(5,193,146)	(5,526,295)

Income before financial results		200,104	516,638	490,873

Financial income (expenses):
Financial income	24	192,385	104,123	173,313
Financial expenses	25	(412,104)	(378,638)	(445,564)
Foreign exchange variation, net	26	(44,299)	(6,984)	(102,724)
		(264,018)	(281,499)	(374,975)

Operating income (loss)		(63,914)	235,139	115,898

Income and social contribution tax expense	27	(203,133)	(166,837)	64,254

Net income (loss) for the year		(267,047)	68,302	180,152
Earnings (loss) per thousand shares for 2006, and per shares, for 2007, outstanding at year-end (R$) (*)		(0.11)	0.03	0.08

(*) On May 30, 2007, the shareholders approved a reverse stock split in the proportion of 1,000 (one thousand) shares to 1 (one) share of each class. Had the reverse stock split occurred on December 31, 2006, income (loss) per share for the years ended December 31, 2006 would have been presented per share instead of per thousand share as presented above amounting to R$(0.11), respectively, per share.

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2006, 2007 and 2008
(In thousands of Brazilian Reais)

		Capital reserves		Income reserves
	Capital	Special goodwill reserve	Reserve for future capital increase	Legal reserve	Expansion reserve	Retained earnings	Total
Balances at December 31, 2005	1,472,075	185,680	6,401	98,741	951,924	-	2,714,821

Prior years' adjustments	-	-	-	-	(74,973)	-	(74,973)
Capital increase with incorporation of shares:
TIM Celular S.A	5,983,784	-	-	-	-	-	5,983,784
Capital increase with transfer of reserve	56,851	(50,450)	(6,401)	-	-	-	-
Dividends and interest on shareholder's equity directly allocated in the Company's shareholder's equity and subsidiaries (note 3-c)	-	-	-	-	4,523	-	4,523
Dividends proposed	-	-	-	-	(450,763)	-	(450,763)
Loss for the year
Originally presented	-	-	-	-	-	(285,542)	(285,542)
Adjustments for 2006, recorded in 2007 and 2008 (note 3-c)	-	-	-	-	-	18,495	18,495
						(267,047)	(267,047)
Allocation of loss for the year:
Use of expansion reserve	-	-	-	-	(267,047)	267,047	-
Balances at December 31, 2006	7,512,710	135,230	-	98,741	163,664	-	7,910,345

Dividends and interest on shareholder's equity directly allocated in the Company's shareholder's equity and subsidiaries (note 3-c)	-	-	-	-	5,145	-	5,145
Capital increase with transfer of reserve	37,815	(37,815)	-	-	-	-	-
Net income for the period
Originally presented	-	-	-	-	-	76,095	76,095
Adjustments for 2007, recorded in 2008 (note 3-c)	-	-	-	-	-	(7,793)	(7,793)
						68,302	68,302
Reduction in reserves for expansion	-	-	-	-	(7,793)	7,793	-
Allocation of net income for the year:
Legal reserve	-	-	-	3,805	-	(3,805)	-
Dividends proposed	-	-	-	-	-	(72,290)	(72,290)
Dividends proposed with use of expansion reserve	-	-	-	-	(139,697)	-	(139,697)
Balances at December 31, 2007	7,550,525	97.415	-	102.546	21,319	-	7,771,805

Dividends and interest on shareholder's equity directly allocated in the Company's shareholder's equity and subsidiaries (note 3-c)	-	-	-	-	9,643	-	9,643
Capital increase with transfer of reserve	63,085	(63,085)	-	-	-	-	-
Net income for the year	-	-	-	-	-	180,152	180,152
Allocation of net income for the year:
Legal reserve	-	-	-	9,008	-	(9,008)	-
Dividends proposed	-	-	-	-	-	(171,144)	(171,144)
Balances at December 31, 2008	7,613,610	34,330	-	111,554	30,962	-	7,790,456

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2006, 2007 and 2008
 (In thousands of Reais)

	Years ended December 31,
	2006 As adjusted	2007 As adjusted	2008
Operating activities
Net income (loss) for the year	(267,048)	68,302	180,152
Adjustments to reconcile net income to cash:
Depreciation and amortization	2,234,437	2,323,674	2,408,545
Deferred income tax and social contribution	137,357	62,060	(130,785)
Actuarial liability	2,499	1,294	(952)
Loss on disposal of property, plant and equipment	(2,526)	24,705	3,046
Monetary variation on asset retirement obligations, judicial deposits and contingencies	26,594	53,365	17,858
Accrued interest and foreign exchange variation of loans	319,601	232,676	343,042
Accrued interest and foreign exchange variation of authorizations	1,270	1,491	50,887
Interest on short-term investments	(117,027)	(24,516)	(96,341)
Allowance for doubtful accounts	451,976	714,571	748,833

Changes in operating assets and liabilities:
Trade accounts receivables	(898,883)	(1,222,439)	(354,258)
Inventories	51,133	(114,018)	(270,388)
Recoverable taxes	(19,028)	(151,191)	(100,915)
Prepaid expenses	(170,815)	(13,629)	78,376
Other current and noncurrent assets	(19,122)	(38,335)	(27,523)

Salaries and social charges	(1,935)	18,060	(3,562)
Accounts payable	(99,548)	298,357	275,071
Taxes payable	8,303	200,081	31,432
Provision for contingencies	(17,589)	26,373	29,923
Other current and noncurrent liabilities	23,157	42,738	(2,095)
Net cash provided by operating activities	1,642,806	2,503,619	3,180,346

Investing activities
Short-term investments	769,417	566,185	122,624
Property, plant and equipment and software license acquisitions	(2,244,031)	(1,799,643)	(2,119,373)
Proceeds from sale of property, plant and equipment	12,182	11,093	5,538

Authorization payments	-	(11,517)	(1,324,672)
Net cash used in investing activities	(1,462,432)	(1,233,882)	(3,315,883)

Financing activities
New loans	1,078,445	1,162,235	1,315,261
Loan and financing payments	(1,070,665)	(1,466,836)	(557,946)
Dividends and interest on shareholders' equity paid	(114,889)	(440,291)	(207,645)
Net cash provided (used in) by financing activities	(107,109)	(744,892)	549,670

Increase (decrease) in cash and cash equivalents	73,265	524,845	414,133

Cash and cash equivalents at beginning of the year	519,300	592,565	1,117,410
Cash and cash equivalents at end of the year	592,565	1,117,410	1,531,543

	Years ended December 31,
	2006 As adjusted	2007 As adjusted	2008
Supplementary disclosure of cash flow information:
Interest paid	260,150	240,260	297,730
Income and social contribution taxes paid	25,966	55,723	79,333
Accounts payable related to capital expenditures	937,468	1,044,175	951,841
Capitalized interest	16,564	11,347	2,647

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF VALUE-ADDED
Years ended December 31, 2008 and 2007
(In thousands of Reais)

	Consolidated
	2006	2007	2008
Revenues
Gross operating revenue	13,877,559	17,214,652	18,252,213
Allowance for doubtful accounts	(451,976)	(714,571)	(748,833)
Discounts given, returns and other	(839,613)	(1,192,598)	(1,179,947)
	12,585,970	15,307,483	16,323,433

Input acquired from third parties
Cost of services rendered and goods sold	(3,951,472)	(5,159,299)	(5,475,372)
Materials, energy, third parties’ services and other	(2,047,023)	(2,376,306)	(2,481,146)
	(5,998,495)	(7,535,605)	(7,956,518)

Withholding
Depreciation and amortization	(2,234,437)	(2,323,674)	(2,408,545)

Net value-added produced	4,353,038	5,448,204	5,958,370

Value-added received through reclassification
Equity pickup	-	-	-
Financial revenues	523,879	321,597	1,164,662
	523,879	321,597	1,164,662

Total value-added to be distributed	4,876,917	5,769,801	7,123,032

Value-added distribution
Personnel and related charges	507,071	530,513	548,007
Taxes, rates and contributions	3,708,063	4,429,492	4,646,630
Interest and rentals	928,830	741,496	1,748,243
Dividends	-	72,290	171,144
Income (losses) withheld	(267,047)	(3,990)	9,008

	4,876,917	5,769,801	7,123,032

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

1.	Operations

TIM Participações S.A. (the “Company” or “TIM Participações”) is a listed company directly controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), an indirect subsidiary of Telecom Italia S.p.A. (“Telecom Italia”). As of December 31, 2008, TIM Brasil held 81.32% of the Company’s voting capital and 69.85% of its total capital.

After the completion of the acquisitions mentioned in note 2a), the Company became the sole shareholder of TIM Celular S.A. (“TIM Celular”). TIM Celular and its wholly-owned subsidiary TIM Nordeste S.A. (“TIM Nordeste”) provide mobile telephony services and fixed line telephony services in all states of Brazil under the “TIM” tradename, which is owned by Telecom Italia.

Services provided by the subsidiaries are regulated by Brazilian Telecommunications Agency – Anatel, the regulatory agency of telecommunications in Brazil. The exploration of the Personal Communication Service (“PCS”) and Commuted Fixed Telephone Service (STFC) is for an indefinite period, since valid radio-frequencies are held within the respective operating regions.

The authorizations for use of radiofrequency granted to the subsidiaries mature as follows:

TIM Nordeste	Expiration Date
	Radio-frequencies 800MHz, 900 MHz and 1.800 MHz	Radio-frequencies 3G

State of Pernambuco	May 15, 2009	April 30, 2023
State of Ceará	November 28, 2023	April 30, 2023
State of Paraíba	December 31, 2023	April 30, 2023
State of Rio Grande do Norte	December 31, 2023	April 30, 2023
State of Alagoas	December 15, 2023	April 30, 2023
State of Piauí	March 27, 2009	April 30, 2023
State of Minas Gerais (except for the “Triângulo Mineiro“(*) municipalities for Radio-frequencies 3G)	April 7, 2013	April 30, 2023
States of Bahia and Sergipe	August 6, 2012	April 30, 2023

(*) The Far Western region of the state of Minas Gerais.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

TIM Celular	Expiration Date
	Radiofrequencies 800MHz, 900 MHz and 1.800 MHz	Radiofrequencies 3G

States of Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo	March 29, 2016	April 30, 2023
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Rio Grande do Sul (except the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu), Federal District and cities of Londrina and Tamarana (State of Paraná)
	March 12, 2016	April 30, 2023
State of São Paulo	March 12, 2016	April 30, 2023
State of Paraná (except for cities of Londrina and Tamarana)	September 3, 2022	April 30, 2023
State of Santa Catarina	September 3, 2023	April 30, 2023
Cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu (State of Rio Grande do Sul)	April 14, 2009	April 30, 2023

Renewal of authorizations

The radiofrequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands began to expire in certain regions in September 2007 and are renewable for an additional 15-year period. For renewal purposes, at each two-year period, a payment of the equivalent to 2% (two percent) of the prior year´s gross revenues net of taxes on sales is required. The first payment for these authorizations is scheduled for April 30, 2009.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

The renewal of five (5) radio-frequency licensing authorizations which matured in 2008 were formalized through the following acts: Act 5.520 – state of Santa Catarina; Act  7.383 - state of Alagoas; Act  7.385 – state of Ceará; Act 7.386 – state of Paraíba ; and Act  7.390 – state of Rio Grande do Norte.   Also, the renewal of two (2) radio frequency licensing authorizations maturing in 2009 were formalized through the following acts: Act 7.388 – state of Pernambuco; and Act 7.389 – state of Piauí, all published in the DOU (Official Gazette) of  11/18/2008.

Although the economic situation in Brazil has remained stable in recent years, an increase of inflation levels and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Real (R$) in relation to the US Dollar affects the Company’s consolidated financial statements. The exchange rate of the Real to the US Dollar was R$2.1380:US$1.00, R$1.7713:US$1.00 and R$2.3370:US$1.00 at December 31, 2006, 2007 and 2008, respectively. At December 31, 2007 and December 31, 2008, the loans based in US Dollar represented 2.97% and 8.81% of the Company’s total consolidated debt, respectively.

2.	Corporate Reorganization

a)	Acquisition of TIM Celular

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
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

The exercise of withdrawal rights by common shareholders of the Company expired on April 19, 2006. No shareholders exercised their withdrawal rights.

In accordance with the merger agreement, the acquisition was recorded using the book value of the net assets acquired as of January 1, 2006, the date the Company also began consolidating TIM Celular’s results.

b)	Restructuring of subsidiaries

On March 30, 2006, the General Shareholders’ Meeting of TIM Celular approved the merger of the net assets of CRC and Blah! into TIM Celular. CRC and Blah! were wholly-owned subsidiaries of TIM Celular. CRC operated the call center services, providing services only to TIM Celular. Blah! rendered value-added services (VAS) such as multimedia messaging services and song downloads to TIM Group’s companies.

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
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

3.	Preparation and Presentation of the Financial Statements

a)	Basis of presentation

The consolidated financial statements have been presented in Brazilian currency (“Real” or “R$”) prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). These accounting practices are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (“Comissão de Valores Mobiliários” or “CVM”), the provisions introduced by Provisional Measure No. 449/08 and the rules issued by the Brazilian Accounting Standards Board (“Comitê de Pronunciamentos Contábeis” or “CPC”).

The Company is a listed company, with American Depositary Receipts traded on the New York Stock Exchange – USA. Consequently, the Company is subject to the rules of the Security and Exchange Commission (“SEC”) for foreign private issuers (“FPIs”) and is also required to include in its consolidated financial statements specific disclosures relating to the reconciliation between shareholders’ equity and net income prepared in accordance with Brazilian GAAP and shareholders’ equity and net income prepared under accounting principles generally accepted in the United States of America (“US GAAP”). For more details, see notes 35 and 36.

The level of disclosure in the consolidated financial statements was adjusted and expanded and certain reclassifications were made to comply with US GAAP.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur within twelve months after the balance sheet date. Otherwise, they are shown as non-current.

b)	Changes in preparation and disclosure of the financial statements

The Law 11.638/07, promulgated on December 28, 2007 changed and revoked some provisions of the Law 6.404 of December 15, 1976 and Law 6.385 of December 7, 1976. The main objective of this new law, which came into effect on January 1, 2008, was to update Brazilian accounting regulations and prepare the harmonization thereof with international pronouncements, specially those issued by the International Accounting Standards Board (“IASB”).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

The provisions of this Law, which apply to the financial statements for the fiscal years beginning on January 1, 2008, are not deemed as changes in circumstances or estimates.

According to the CVM Deliberation 565 of December 17, 2008, which approved the accounting pronouncement CPC 13 – First Adoption of Law 11.638/07 and the Provisional Measure 449/08, and in compliance with the provisions of CVM Deliberation 506 of June 19, 2006, the Company fixed January 1st, 2006 as the transition date for adopting the new accounting practices. The transition date is defined as the starting point for recording the changes in the Brazilian accounting practices.

The CPC 13 waives the companies from the compliance with NPC 12 and CVM Deliberation 506/06 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors” upon the first adoption of Law 11.638/07 and PM 449/08. This deliberation requires that besides demonstrating the effects of the adoption of a new accounting practice on the retained earnings (accumulated losses) account, companies would be required to present the opening balance by account or group of accounts relating to the earliest period presented in the financial statements, for comparative purposes. However, the Company opted for not taking the CPC 13 exemption and, accordingly, its financial statements for 2006, 2007 and 2008 are presented in accordance with the same accounting practices, being therefore comparable.

The changes in accounting practices, which affected the opening balance sheet and the statement of operations for December 31, 2007 and 2006, were measured and recorded by the Company based on the following accounting pronouncements:

•	Conceptual Framework for Preparation and Presentation of the Financial Statements, approved by CVM Deliberation 539 of March 14, 2008;

•	CPC 01 – Impairment, approved by CVM Deliberation 527 of November 1, 2007;

•	CPC 02 – Effects of Changes in Exchange Rates and Conversion of Financial Statements, approved by CVM Deliberation 534 of January 29, 2008;

•	CPC 03 – Statement of Cash Flows, approved by CVM Deliberation 547 of August 13, 2008;

•	CPC 04 – Intangible Assets, approved by CVM Deliberation 553 of November 12, 2008;

•	CPC 05 – Related-Party Disclosure approved by CVM Deliberation 560 of December 11, 2008;

•	CPC 06 – Lease Operations, approved by CVM Deliberation 554 of November 12, 2008;

•	CPC 07 – Governmental Subvention and Assistance, approved by CVM Deliberation 555 of November 12, 2008;

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

•	CPC 08 – Transaction Costs and Premium on Issuance of Marketable Securities, approved by CVM Deliberation 556 of November 11, 2008;

•	CPC 09 – Value-Added Statement, approved by CVM Deliberation 557 of November 12, 2008;

•	CPC 10 – Share Based Payment, approved by CVM Deliberation 562 of December 17, 2008;

•	CPC 12 – Present Value Adjustments, approved by CVM Deliberation 564 of December 17, 2008;

•	CPC 13 – First-Time Adoption of Law 11.638/07 and Provisional Measure 449/08, approved by CVM Deliberation 565 of December 17, 2008;

•	CPC 14 – Financial Instruments, approved by CVM Deliberation 566 of December 17, 2008.

The effects arisen for the adoption of Law 11.638/07, PM 449/08 and CPCs’ requirements in the financial statements were:

•
Adjustment to present value of long-term balances (assets and liabilities, when CPC12 is applicable) and current assets and liabilities when the present value adjustment is deemed relevant. After evaluating the impact of this change, the Company’s Management concluded that the amounts payable in connection with the exploration of the 3G licenses (acquired in 2008) would have relevant effects for the financial statements. As a consequence, they were adjusted to present value, as disclosed in Note 11. In relation to other current and long-term assets and liabilities no relevant effects were identified;

•
The amounts related to ADENE’s incentive for the subsidiary TIM Nordeste were accounted for in the income for the year 2008, as an income tax expense reduction, and subsequently reclassified as a revenue reserve. In fiscal year 2007 and 2006, the subsidiary’s results (exploration losses) did permit TIM Nordeste to recognize the incentive;

•
The Company began to account for the transaction costs incurred on borrowing as a reduction of the loans and financing account, and amortize them over the same loan amortization period. Until December 31, 2007, these costs had been recorded as prepaid expenses and amortized on a straight-line basis, over the duration of the loan. The effect of this accounting practice was a R$1,475 reduction of financial expenses and a R$16,190 reduction of loans reflected in the financial statements for

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

the year ended December 31, 2007. In 2006, the effect of such adjustment resulted in the reduction of financing expenses by R$12,184;

•
In compliance with CVM Deliberation 566 of December 17, 2008, which approves the Technical Pronouncement CPC 14, the Company´s derivative instruments were accounted for at their fair value. Until December 31, 2007, derivative instruments were recorded at cost plus financial income / losses arisen from the accumulated variation of its underlyings. For comparison purposes, the 2007 amounts were adjusted retroactively, causing (1) a reduction of the net revenue from monetary variation by R$4,123, (2) an increase of current assets by R$17,661, (3) an increase of current liabilities by R$10,203 and (4) an increase of non-current liabilities by R$2,329. In 2006, the effect of such adjustment resulted in an increase of net revenue from monetary variation by R$10,883;

•
The preparation of cash flow statements becomes mandatory, replacing the obligation to prepare the statement of changes in financial position. The Company has been complying with this requirement since prior years.

•
The Company opted for maintaining the recognized balances of deferred charges within the intangible assets group until they are fully amortized. As required by CPC 13, the Company analyzed the recovery of these amounts in accordance with CPC 01 – impairment, having found no sign of decrease in this recoverable value.

•
The Company opted for the Transition Taxation Method (RTT) instituted by the Provisional Measure 449/08, whereby the corporate income tax (IRPJ), the social contribution on net income (CSLL) and the contributions to PIS and COFINS (Social Security Funding), for the two-year period 2008-2009, continue to be determined by accounting methods and criteria laid down in Law 6.404 of December 15, 1976, still ruling on December 31, 2007. Accordingly, the deferred income tax and social contribution due on adjustments arising from adoption of new accounting practices stipulated by Law 11.638/08 and Provisional Measure 449/08, where applicable, were reflected in the financial statements of the Company in accordance with CVM Instruction 371 (statement that sets forth the rules for the recognition of deferred taxes). The Company will demonstrate this option at the Income Tax Return “DIPJ” in 2009.

•
As defined by the Brazilian Accounting Practices, up to December 31, 2009, the Company will revaluate the estimates of useful life of its property, plant and equipment items, which are used as a basis for calculating depreciation and amortization rates. If relevant, any changes in the estimated useful life of these assets will be treated as changes in accounting estimates to be recognized prospectively.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

The effects of law 11.638/07 in 2008 profit and loss and shareholders’ equity are summarized bellow:

	Net	Shareholders’
	Income	Equity
Balances as of December 31, 2008:	180,152	7,790,456
Effects from law 11.638/07:
Borrowing costs	9,832	(6,358)
Derivatives fair value adjustments	10,466	5,337
Balances before adoption of law 11.638/07	200,450	7,789,435

c)	Other changes in accounting policies

Lapsed Dividends and interest on shareholders’ equity

In addition to the change in accounting practices recorded to comply with Law 11,638/07 requirements, the Company also changed the practice to record lapsed dividends and interest in shareholders’equity.

In accordance with the paragraph 2 article 47 of Company’s by-laws, unclaimed dividends are considered lapsed after three years, at which time they revert to the Company. Until December 31, 2007, the Company and its subsidiaries had been recording these lapsed dividends and interest in the statement of operations. In 2008, the Company and its subsidiaries have retroactively changed their accounting policy recording it through shareholders’ equity, similar to a shareholder contribution. This change was also adopted to conform with the international accounting practices expected to be fully adopted in 2010.

In 2008, the effects of the lapsed dividends of R$9,643 were recorded directly in the statements of shareholders’ equity and not recorded in the statements of operations, as in prior years, due to the change in the accounting policy. The effect of this change in accounting policy was a reduction on the statements of operations for the years ended December 31, 2006 and 2007 of R$4,523 and R$5,145, respectively.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

d)	Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries TIM Celular e TIM Nordeste, respectively, as follows:

	Ownership %
	2006		2007		2008
	Direct	Indirect	Direct	Indirect	Direct	Indirect

TIM Celular	100.00	-	100.00	-	100.00	-
TIM Nordeste	-	100.00	-	100.00	-	100.00

All intercompany transactions and balances are eliminated upon consolidation. The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;
II.	Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;
III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;

e)	Comparability of the Consolidated Financial Statements

Reclassifications and adjustments in the consolidated financial statements

The Company and its subsidiaries aim to continuously improve the presentation of the financial statements while maintaining compliance with generally accepted accounting principles. The adoption of new accounting principles and the application of preferred account classifications, according to Brazilian GAAP, resulted in some adjustments and reclassifications presented below and, consequently, balance sheets and statements of operations different from those previously issued and/or made available to the financial statements’ users.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

The adjustments and reclassifications in the consolidated statements of operations and balance sheet are as follows:

(a)	Fair value measurement of financial instruments.

(b)	Deferral of borrowing costs, which are offset against the loan balances. In previous years the costs were recorded as prepaid expenses.

(c)	Reclassification of lapsed dividends and interest on shareholders’ equity from “other operating expenses” to “shareholders’ equity”, resulting in the change in accounting policy disclosed in note 3-c.

(d)	Reclassification of software licensing, IT systems under construction and others from property, plant and equipment to intangibles.

(e)	Reclassification of the amount of reverse stock split from current liabilities to noncurrent liabilities, considering the liability is payable by the Company within 10 years.

(f)	Reclassification of amounts due to the elimination of the “non operating revenues” classification under BR-GAAP (law 11.638/07).

	2006
CONSOLIDATED STATEMENT OF OPERATIONS	As reported	(a)	(b)	(c)	(f)	Adjusted

Other operating revenues, net (Note 23)	(200,338)	-	-	(4,522)	2,526	(202,334)
	(4,406,147)	-	-	(4,522)	2,526	(4,408,143)

Income before financial results	202,100	-	-	(4,522)	2,526	200,104

Financial expenses (Note 25)	(424,288)	-	12,184	-	-	(412,104)
Foreign exchange variation, net (Note 26)	(55,132)	10,833	-	-	-	(44,299)

Operating income	(84,935)	10,833	12,184	(4,522)	2,526	(63,914)

Non operating income	2,526	-	-	-	(2,526)	-

Net income (loss) for the year	(285,542)	10,833	12,184	(4,522)	-	(267,047)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

	2007
BALANCE SHEET	Original	(a)	(d)	Adjusted

Current assets
Operations with derivatives (Note 29)	-	17,661	-	17,661
Other assets	23,981	-	-	23,981

Noncurrent assets

Property, plantand equipment (Note 10)	7,021,819	-	(2,182,782)	4,839,037
Intangíbles (Note 11)	1,899,403	-	2,182,782	4,082,185

	2007
	Original	(a)	(b)	(e)	Adjusted

Current liabilities
Operations with derivatives (Note 29)	5,386	10,203	-	-	15,589
Other liabilities	136,187	-	-	(20,669)	115,518

Noncurrent liabilities
Loans and financing (Note 13)	1,344,187	-	(16,190)	-	1,327,997
Operations with derivatives (Note 29)	(2,329)	2,329	-	-	-
Other liabilities	-	-	-	20,669	20,669

Shareholders’ Equity (Note 18)
Income reserves	102,546	5,129	16,190	-	123,865

	2007
CONSOLIDATED STATEMENT OF OPERATIONS	Original	(a)	(b)	(c)	(f)	Adjusted

Other operating revenues, net (Note 23)	239,861	-	-	(5,145)	(24,422)	(269,428)
	(5,163,579)	-	-	(5,145)	(24,422)	(5,193,146)

Income before financial results	546,205	-	-	(5,145)	(24,422)	516,638

Financial expenses (Note 25)	(380,113)	-	1,475	-	-	(378,638)
Foreign exchange variation, net (Note 26)	(2,861)	(4,123)	-	-	-	(6,984)

Operating income	267,354	(4,123)	1,475	(5,145)	(24,422)	235,139

Non operating income	(24,422)	-	-	-	24,422	-

Net income (loss) for the year	76,095	(4,123)	1,475	(5,145)	-	68,302

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

4.	Summary of Accounting Practices

a)	Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the balance sheet date as cash and cash equivalents.

b)	Short-term investments

Short-term investments have maturities greater than three months at the balance sheet date and are recorded at the fair value, as current assets, as of the balance sheet date. The balance of short-term investments is composed by Bank Deposit Certificates (CDB) issued by first tier banks, subject to an average rate of 103.6% of the Interbank Deposit Certificate (CDI) rate (average rate of 101.9% at December 31, 2007).

c)	Financial instruments

The financial instruments are only recognized as from the date the Company and its subsidiaries become part of the financial instruments contracts. After being contracted they are initially recorded at fair value plus the transaction costs directly attributable to acquisition, except for the case of financial assets and liabilities classified as financial assets at fair value through profit and loss, in which such transaction costs are classified into the “Income for the Year”.   Subsequently they are measured at each balance sheet date, in accordance with the rules applying to each classification of financial assets and liabilities.

c.1) Financial assets: the main financial assets recognized by the Company and its subsidiaries are: cash and cash equivalents; short-term investments in the Money market; unrealized gains on derivative operations and trade receivables. These assets are classified under the following categories, according to the purpose for which they were acquired or issued:

(i)
Financial assets at fair value through profit and loss: in this category are financial assets held for trading and those initially assigned the fair value under “Income”. If their original purpose is sale or repurchase in the short term, they are classified as items held for trading.   Derivative instruments are also classified as held for trading. At each balance sheet date they are measured at fair value. The interest, monetary restatement, exchange variation and variations arising from determination at fair value are recognized as income, as incurred, on the financial revenue and expense line.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

(ii)
Loans and receivables: these are non-derivative instruments with fixed or determinable payments, though not quoted in an active market. After the initial recognition, they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

(iii)
Investments held to maturity date: these are financial, non-derivative assets with fixed or determinable payments and defined maturity for which the Company has a positive intention and ability to hold until the maturity date. After the initial recognition, they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement and exchange variation less, where applicable, losses on the recoverable value, are recognized as income, as incurred, on the financial revenue and expense line.

c.2) Financial liabilities:  the main financial liabilities recognized by the Company and its subsidiaries are:  trade payables, unrealized losses on derivative operations and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i)
Financial liabilities at fair value through profit and loss: these include financial liabilities usually traded before maturity, liabilities recorded, upon the initial recognition, at fair value through the profit and loss and derivative instruments. At each balance sheet date they are measured at fair value. The interest rate, monetary restatement, exchange variation and variations arising from determination at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

(ii)
Financial liabilities not measured at fair value: these are financial, non-derivative liabilities which are not usually traded before the maturity date. After the initial recognition they are measured at the amortized cost, using the effective yield method. The interest rate, monetary restatement, exchange variation and variations arising from determination at fair value, where applicable, are recognized as income, as incurred, on the financial revenue and expense line.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

d)	Accounts receivable

Accounts receivable from mobile telephone subscribers and interconnection are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

e)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover probable losses on the receivables.

f)	Inventories

Inventories are stated at the average acquisition cost.  A provision is recognized to adjust the cost of handsets and accessories to net realizable value.

g)	Prepaid expenses

Prepaid expenses are stated at the amounts actually spent but not yet incurred.

The subsidy on the sale of handsets and connect cards to postpaid subscribers are deferred and amortized over the minimum term of the service contract signed by subscribers (12 and 18 months, respectively in 2007 and 12 months as from 2008). The penalties contractually established for those subscribers who cancel their subscription or migrate to prepaid plans before the end of the term of the contract are higher than the subsidy incurred on the sale of handsets and connect cards.

h)	Property, plant and equipment

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
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

Estimated costs to be incurred on dismantling cellular towers and equipment on leased property are capitalized and depreciated based on the useful lives of the related assets.

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2006, 2007 and 2008.

The estimates of useful lives of property, plant and equipment are regularly reviewed in order to reflect technological changes.

i)	Intangible assets

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

The estimates of useful lives of intangibles are regularly reviewed in order to reflect technological changes.

j)	Income and social contribution tax

The provision for income tax and social contribution is calculated in accordance with pertinent legislation in force at the balance sheet date. Income tax is calculated at 15% on taxable income, plus 10% surtax on portions exceeding R$240 in a 12-month period. Social contribution is calculated at 9% on taxable income recognized on the accrual basis. Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

Deferred taxes are recognized on temporary differences and income and social contribution tax losses, when applicable, and are recorded as current and noncurrent

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

according to the expected realization supported by projected future taxable income which is reviewed every year and properly approved by Company’s management. Only 30% of tax loss carriedforward can be used to offset taxable income in any given year.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the expectative of its realization.

TIM Nordeste, indirectly owned by TIM Participações, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services. The Company monthly calculates and registers its income tax payables and ADENE incentive gross, making the payments net. The ADENE benefit is recorded in the year it is granted as a reduction of the income tax expense.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

m)	Revenue recognition

Revenues are recorded by the Company only if their realization is probable. Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributors. For sales of handsets and modems where subsidies are granted to postpaid subscribers, such subsidies are expensed on straight-line basis over a period of 12 and 18 months, respectively in 2007 and 12 months as from 2008.

n)	Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses are recorded as selling expenses. The advertising expenses are R$317,534, R$308,790 and R$293,097, for the years ended December 31, 2006, December 31, 2007 and for December 30, 2008, respectively.

o)	Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Deliberation No. 371.

p)	Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing of the transaction date. Foreign currency denominated assets and liabilities are translated into Real using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of operations as they occur.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

q)	Employees’ profit sharing

The Company and its subsidiaries record a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to the statements of operations’ accounts considering each employee’s cost center.

r)	Net income (loss) per shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. The 2006 amounts are presented in lots of 1,000 shares and the 2007 amount is presented per share due to a reverse stock split that took place during 2007 (Note 18).

s)	Use of estimates

Estimates are used for measuring and recognizing certains assets and liabilities reflected in the financial statements of the Company. In making these estimates, past and current experiences, assumptions underlying future events, and other objective and subjective factors were taken into account. Among the significant items subject to estimates are: the determination of useful lives of fixed and intangible assets; the allowance for doubtful accounts; the provision for losses on inventories; an analysis of fixed and intangible assets recovery amounts; deferred income tax and social contribution; rates and deadlines considered for adjusting certain assets and liabilities to present value; the provision for actuarial liabilities; the provision for contingencies; quantification of the fair value of financial instruments; considerations concerning recognition and measurement of development costs capitalized as intangible assets; estimates for disclosure of a sensitivity  analysis of derivative instruments according to CVM Instruction 475/08.   Due to the inaccuracies inherent in their determination, when settled, the transactions involving estimates may result in rather different amounts from those reflected in the financial statements.

t)	Adjustment to present value

The Company and its subsidiaries, in accordance with the CVM instruction 469/08 issued during 2008, recognize present value adjustments for long-term assets and liabilities. The present value effects are also recorded for short-term balances if these effects are significant, comparing to the Company’s working capital and considering the financial statements as a whole. The discount to present value is based on the basic interest rate prevailing in the Brazilian market (commonly Interbank Deposit Certificate - CDI).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

u)	Statements of cash flows and value-added

The statements of cash flows were prepared and presented in accordance with CVM Deliberation 547 of August 13, 2008, which approved the accounting pronouncement CPC 03 – Statement of Cash Flows, issued by the Accounting Pronouncements Committee (CPC). The value-added statements are intended to demonstrate how much value has been created by the Company through the utilization of its capacity, capital, and other resources, and how it is allocated among different stakeholders in an accounting period. Such statements were prepared and presented in accordance with CVM Deliberation 557 of November 12, 2008, which approved the accounting pronouncement CPC 09 – Value-Added Statement, issued by the CPC.

5.	Accounts receivable

	2007	2008

Services billed	1,189,378	831,762
Unbilled services	547,911	560,513
Interconnection	872,195	867,426
Sale of handsets	859,364	708,176
Other accounts receivable	17,021	29,581
	3,485,869	2,997,458

Allowance for doubtful accounts	(455,939)	(362,103)
	3,029,930	2,635,355

The changes in the allowance for doubtful accounts were as follows:

	2006	2007	2008

Beginning balance	69,557	309,431	455,939
Effects of mergers (note 2-a)	167,817	-	-
Provision charged to selling expense	451,976	595,931	748,833
Write-offs	(379,919)	(449,423)	(842,669)
Ending balance	309,431	455,939	362,103

The Resolution 438 of July 10, 2006 introduced new regulations on SMP network remuneration, by providing for implementation of discounts for hourly modulation connected with the VU-M agreement. As there has been no agreement with Embratel for correction of VU-M, the Company does not apply the respective discount for hourly modulation to operations with that company and awaits the decision on the arbitration process conducted by

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

ANATEL. The receivable amount in discussion with Embratel amounts to R$ 175,508 as of December 31, 2008 (R$ 110,501 in 2007) and is included in the interconnection balance above.

In the third quarter of 2007, during the implementation of a new credit and collection controls management system, it came to management’s attention that certain amounts recorded as accounts receivable from sales of handsets in installments were not being invoiced in the monthly bills to customers during 2007 and the previous two fiscal years. This resulted in a write-off of accounts receivable from sales of handsets in the amount of R$173,310, of which, R$118,640 was recorded as selling expenses and R$54,670 as a reduction of sales of goods. During December 2007 the Company resumed to invoice installments from sale of handsets in the customers monthly bills.

6.	Inventories

	2007	2008

Cellular handsets and connect cards	236,658	517,436
Accessories and prepaid cards	21,106	24,393
TIM "chips"	40,231	27,859
	297,995	569,688

Provision for adjustment to realizable value	(19,869)	(21,174)
	278,126	548,514

7.	Recoverable taxes

	2007	2008

Corporate Income Tax	85,487	70,746
Social Contribution on net income	25,005	29,845
ICMS - Value-Added Tax on Sales and Services	462,722	470,766
PIS - Employees Profit Participation Program and COFINS - Tax for Social Security Financial	143,697	223,886
Recoverable income taxes withheld	9,755	27,810
Other	2,748	7,275
	729,414	830,328

Current	(495,932)	(603,353)
Noncurrent	233,482	226,975

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

The noncurrent portion refers mainly to ICMS tax credits on the acquisition of fixed assets.

On March 13, 2006, and October 22, 2007, favorable final court decisions not subject to further appeal were given to the subsidiary TIM Nordeste (“Maxitel”) declaring the unconstitutionality of Law No. 9,718/98, which expanded the calculation basis of PIS and COFINS to include revenues other than sales. As a result of this decision, the subsidiary recorded in 2006 and 2007 tax credits amounting to R$52,317 and R$23,424 related to the periods from February 1999 through December 2002 related to PIS, and February 1999 through January 2004 related to COFINS.

The Company and its subsidiary TIM Celular await a favorable ruling on a similar claim, however, the companies have not yet received the ruling, therefore they have not recorded the related PIS and COFINS credits. The amounts involved are R$17,406 and R$40,512, respectively.

8.	Deferred income and social contribution taxes

The deferred income and social contribution taxes are comprised as follows:

	2007	2008

Goodwill on privatization	86,556	-
Reversal of the provision for integrity of equity	(57,127)	-
Tax benefit related to goodwill paid on privatization	29,429	-
Tax losses	1,491,837	1,649,882
Social contribution (CSLL) negative basis	537,037	593,924
Allowance for doubtful accounts	155,019	123,115
Operations with derivatives	(705)	(110,266)
Provision for contingencies	73,352	86,146
Accelerated depreciation – TDMA technology	54,783	30,921
Present value adjustment – 3G licenses	-	29,130
Goodwill	4,009	4,546
Others	33,674	33,840
	2,378,435	2,441,238

Less: Valuation allowance	(2,349,006)	(2,281,024)
	29,429	160,214

Current portion	(29,429)	(49,451)
Noncurrent portion	-	110,763

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

According to CVM Instruction 371/02, relying on the expectation of future taxable income generation, as foreseen by a technical study approved by the Management and review by fiscal council, TIM Nordeste recognized tax credits on tax losses, negative social contribution basis and temporary differences to which no statutes of limitation apply.

Based on this technical study of future taxable income generation, TIM Nordeste expects to recover these credits as follows:

2009	49,451
2010	51,806
2011	58,957
160,214

The estimates of tax credit recoveries were based on projections of taxable income, which in turn relied on financial and business forecasts made at the end of years 2008 and 2007. Given the uncertainties usually surrounding forecasts, these estimates may not be realized in the future.

Accumulated tax losses and negative bases

The consolidated tax losses and negative social contribution bases give rise to tax benefits which are recognized only if their prospects of realization are consistent and they are not barred by statutes of limitation. These tax credits can be summarized as follows:

	2006		2007		2008
	Basis	Tax Credit	Basis	Tax Credit	Basis	Tax Credit
Tax loss	6,095,565	1,523,891	5,967,348	1,491,837	6,599,526	1,649,882
Negative basis	6,095,476	548,593	5,967,081	537,037	6,599,155	593,924
Temporary differences	669,249	227,545	941,565	320,132	580,683	197,432
	12,860,290	2,300,029	12,875,994	2,349,006	13,779,364	2,441,238

Tax benefit related to goodwill paid on privatization

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the deferred tax benefit is a special reserve for goodwill in shareholders’ equity and was realized based on the estimated future profitability and the time of concession. The goodwill amortization is recorded as provision for income tax and social contribution.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

During 2008 the remaining balance of R$29,429 was amortized (R$50,450 for 2007 and R$50,450 for 2006) related to such goodwill. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder of the Company (note 18-b). The special goodwill reserve recorded by the Company represents the parent company’s right on future capitalization (note 18-b).

As described in note 2-b, during 2006 the Company reorganized its corporate structure and, accordingly, management’s analysis and projections of tax credit realization were prepared pursuant to this new structure. As a result of this, during 2006, the Company wrote-off the deferred tax assets of R$75,133 related to temporary differences and tax losses carry forwards and negative basis of social contribution recorded in the balance sheet.

9.	Prepaid expenses

	2007	2008

Subsidy on sales of handsets (1)	176,060	134,865
Lease	8,443	14,069
Advertising expenses	53,516	1,907
Financial charges	5,192	4,461
Other	4,682	14,216
	247,893	169,518

Current	(240,087)	(155,825)
Noncurrent	7,806	13,693

(1) The Company grants immediate discounts on the sale of handsets to postpaid subscribers, who enter into a legally enforceable contract with exit penalties and minimum monthly charges for a predetermined period. The amount granted to postpaid consumers is deferred and amortized over the term of the enforceable contracts. The deferral of such costs, which is allowable under certain conditions, most accurately reflects the performance of the postpaid business by matching costs with the related revenue.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

10.	Property, plant and equipment

		2007 as adjusted
	Annual depreciation rate	Cost	Accumulated depreciation	Net
	%

Switching/transmission equipment	14.29	7,195,252	(4,348,989)	2,846,263
Handsets (*)	50	757,288	(501,919)	255,369
Infrastructure	33.33	1,625,288	(737,835)	887,453
Leasehold improvements	33.33	108,597	(69,669)	38,928
Computer assets	20	1,029,430	(661,873)	367,557
Assets for general use	10	320,254	(110,588)	209,666
Subtotal		11,036,110	(6,430,873)	4,605,236
Land		25,472	-	25,472
Construction in progress		208,329	-	208,329
		11,269,909	(6,430,873)	4,839,037
(*) Represents inventories owned by the subsidiaries and provided free of charge to corporate customers.

		2008
	Annual depreciation rate	Cost	Accumulated depreciation	Net
	%

Switching/transmission equipment	14.29	7,814,298	(5,037,152)	2,777,146
Handsets (*)	50	954,543	(637,697)	316,846
Infrastructure	33.33	1,812,391	(899,668)	912,723
Leasehold improvements	33.33	118,600	(84,654)	33,946
Computer assets	20	1,066,639	(822,232)	244,407
Assets for general use	10	351,546	(142,360)	209,186
Subtotal		12,118,017	(7,623,763)	4,494,254
Land		27,790	-	27,790
Construction in progress		277,048	-	277,048
		12,422,855	(7,623,763)	4,799,092

Construction in progress refers basically to the construction of new transmission units (Cell Sites - BTS) for network expansion.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

The Company capitalized interest as follows:

	2006	2007	2008

Capitalized interest	16,564	11,347	2,647

Implementation of operating technologies

The subsidiaries´ operate their service network using TDMA, GSM and 3G technologies. At December 31, 2008, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated as of December 31, 2008.

11.	Intangibles

		2007 as adjusted
	Annual amortization rate	Cost	Accumulated depreciation	Net
	%

PCS authorizations and radiofrequencies	7 to 20	3,252,103	(1,548,103)	1,704,000
Software licenses	20	4,064,531	(1,999,902)	2,064,629
Deferred charges	10	423,351	(233,096)	190,255
Construction in progress	-	117,736	-	117,736
Goodwill on acquisition of additional shares in TIM Celular	10	16,918	(11,790)	5,128
Other	20	3,060	(2,623)	437
Total assets		7,877,699	(3,795,514)	4,082,185

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

		2008
	Annual amortization rate	Cost	Accumulated depreciation	Net
	%
PCS authorizations and radiofrequencies	7 to 20	4,491,097	(1,849,921)	2,641,176
Software licenses	20	4,831,979	(2,744,240)	2,087,739
Deferred charges	10	423,351	(274,322)	149,029
Construction in progress	-	84,554	-	84,554
Goodwill on acquisition of additional shares in TIM Celular	10	16,918	(13,371)	3,547
Other	20	3,040	(2,744)	296
Total assets		9,850,939	(4,884,598)	4,966,341

3G technology

In December 2007, under the ANATEL Invitation to Bid no. 002/2007/SPV, TIM Celular and TIM Nordeste jointly purchased authorizations to use Radio-frequencies at the F, G, and I (1.9GHz/2.1GHz) radio-frequency sub-bands referring to the 3G (UMTS) pattern and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. In April 2008, the terms of authorization to use the 3G Radio-frequencies in the amount of R$1,324,672 were signed, of which 10% was paid at that time, the remainder – R$1,192,204 - being payable in a lump sum by December 10, 2008. The balance payable and the corresponding intangibles were recognized at their present value: R$1,106,527. The discount to present value was based on basic interest rates prevailing in the Brazilian market, taking into consideration based on maturity period of each operation. These authorizations are valid for 15 years and renewable for a further equal period.

3G authorizations have coverage commitments for servicing with the related frequencies (1.9 GHz/2.1GHz) in several municipalities and in those with less than 30,000 inhabitants, not covered by PCS.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

12.	Accounts payable and accrued expenses

	2007	2008

Local currency
Suppliers of materials and services	2,464,225	2,654,599
Interconnection charges (a)	310,977	306,225
Roaming charges (b)	981	846
Co-billing charges (c)	213,281	177,008
	2,989,464	3,138,678

Foreign currency
Suppliers of materials and services	93,165	131,610
Roaming charges (b)	60,702	58,426
	153,867	190,036
	3,143,331	3,328,714

(a)	Refers to use of the network of other fixed and mobile telephone operators, where calls are initiated at TIM network and end in the network of other operators;

(b)	This refers to calls made when customers are outside their registration area, being therefore considered visitors in the other network (roaming); and

(c)	This refers to calls made by customers when they choose another long-distance call operator – CSP (“co-billing”).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

13.	Loans and financing
	Consolidated
	Guarantees	2007 Adjusted	2008
Local currency

Banco do Nordeste: financing subject to fixed interest of 10% p.a., with a 15% to 25% bonus for principal payments made on or before the maturity date. This financing is the subject matter of a swap operation intended as a hedge, which changes its cost into % of the CDI daily rate beginning with 76.90%.	Bank surety	75,839	58,249

Banco do Nordeste: financing subject to fixed interest of 10% p.a. with a 15% to 25% bonus for principal payments made on or before the maturity date. This financing is the subject matter of a swap operation intended as a hedge, which changes the cost into % of the CDI daily rate varying between 75.75% and 69.80%.	Bank surety and TIM Participações´surety	73,701	73,286

Banco do Nordeste: financing subject to fixed interest of 10% p.a. with a 15% to 25% bonus for principal payments made on or before the maturity date.	Bank surety and TIM Participações´s surety	-	44,611

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 4.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP-based financing`(42% at December 31, 2008) was the object of a swap for 91.43% of the Bank Deposit Certificate (CDI) daily rate.	TIM Participações´ surety, with part of the service revenues being attached to the loan balance	1,064,907	1,015,491

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 2.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	TIM Participações´ surety, with part of the service revenues being attached to the loan balance	-	270,014

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.0% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP-based financing was the object of a swap to 81.80% of the daily CDI rate.	Bank surety	48,258	35,755

Syndicated Loan: the balance is restated based on the CDI rate variation plus a 0.90% and 1.80% of the CDI p.a. In the case of an applicable rate of 0.90% of the CDI, it is established in accordance with the Consolidated Net Debt/ Consolidated EBITDA ratio, calculated based on quarterly information on the Company.	TIM Participações´surety	600,000	600,000

Compror: Bank financing for payment of suppliers of goods and services, linked to foreign currency variations: 33% of the agreements denominated in US dollars and 67% of the agreements denominated in Yen. These agreements are the object of swap operations which result in cost of some 115.98% of the CDI daily rate.	N.A	234,649	1,200,327

CCB – Working Capital: Bank financing in local currency for meeting working capital requirements. At the restated cost at 110% of the CDI daily rate	N.A.	-	200,000

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

	2,097,354	3,497,733
Current portion	(769,357)	(1,431,219)
Long-term portion	1,327,997	2,066,514

The Syndicated Loan was obtained by the subsidiary TIM Celular in two tranches of R$300,000 and has restrictive clauses concerning certain financial ratios calculated on a semi annual basis. As of December 31, 2008, the Company was in compliance with all restrictive clauses. The following Financial Institutions are party to this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A. and Unibanco – União de Bancos Brasileiros S.A. In August 2008, TIM Celular negotiated the replacement of TIM Brasil Serviços e Participações S.A.’s guarantee by TIM Participações S.A. guarantee, as well as the extension of Tranche A in the amount of R$300,000 to August 2010. The Tranche B, in amount of R$300,000 matures in August 2009.

The CCB (Bank Credit Schedules) loan also has the same restrictive clauses as the Syndicated Loan, all of which have been complied with by the subsidiary. This loan was obtained from ABN AMRO Real S.A.

The BNDES loans for financing the mobile telephone network have restrictive clauses concerning certain financial indices, calculated on a semi annual basis. As of December 31, 2008, the subsidiary was in compliance with the contractual provisions.

The subsidiaries entered into swap operations to protect themselves against devaluation of the Brazilian currency (“Real”) in relation to foreign currencies and changes in the fair value of financing  indexed to fixed interest rates and TJLP.

The long-term portions of loans and financing at December 31, 2008 mature as follows:

2010	904,765
2011	488,503
2012	294,250
2013	202,247
2014 onwards	176,749
2,066,514

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

14.	Salaries and related charges payable

	2007	2008

Salaries and fees	14	21
Social charges	26,157	26,235
Labor provisions	75,585	70,389
Employee retention	8,797	10,346
	110,553	106,991

15.	Taxes, Charges and Contributions

	2007	2008

Corporate Income Tax and Social Contribution on net income	104,848	67,263
ICMS - Value-Added Tax on Sales and Services	337,849	400,766
COFINS - Tax for Social Security Financial	42,804	46,043
PIS – Employees Profit Participation Program	9,274	9,976
ANATEL (*)	38,699	23,560
Renewal of authorizations	2,217	12,746
IRRF - Withholding tax	2,079	3,753
ISS - Tax for services	20,282	28,615
Other	12,294	9,056
	570,346	601,778
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

	Contingencies		Judicial Deposits
	2007	2008	2007	2008

Civil	79,639	97,988	23,220	34,869
Labor	50,008	55,170	31,989	50,462
Tax	76,159	76,762	47,193	58,593
Regulatory	9,934	23,450	-	-
	215,740	253,370	102,402	143,924

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

The changes in the provision for contingencies can be summarized as follows:

	2007	Additions, net of reversals	Payments	Monetary variations	2008

Civil	79,639	85,789	(67,584)	144	97,988
Labor	50,008	7,174	(2,669)	657	55,170
Tax	76,159	(498)	(2,836)	3,937	76,762
Regulatory	9,934	10,957	(410)	2,969	23,450
	215,740	103,422	(73,499)	7,707	253,370

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. Management analyzes each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes.  The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 55,523 individual lawsuits (2007 – 34,400) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. These lawsuits include the allegedly undue collection, contract cancellation, defects of equipment, non-compliance with delivery deadlines and undue restriction credit.

Collective actions

There are three collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing state line areas; and (iii) a suit against TIM Celular in the state of Rio de Janeiro, prohibiting the subsidiary from charging contractual fines to its consumers in the event of cell phone thefts. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes. Management has not set up provisions for the above described processes.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, have made claims for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 2,950 labor suits filed against the Company and its subsidiaries (2007 – 2,350) over 65% involve claims related to service providers, concentrated on certain companies from São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife. Part of these relate to specific projects of service agreement review, often ended in rescission in 2006, winding up of the companies and termination of employees involved.

Tax Contingencies

IR (income tax) and CSLL (social contribution on net income)

 In 2005, the subsidiary TIM Nordeste was assessed R$126,933 by the Belo Horizonte Federal Revenue Service (SRF) authorities related to (i) taxation on monetary variations arising from swap transactions and exchange variations on unsettled loans, (ii) collection of a one-time fine for nonpayment of social contribution tax on net profit on a monthly estimated basis, for 2002 and part of 2001, (iii) nonpayment of corporate income tax on a monthly estimated basis for 2002, and (iv) remittance of interests abroad, subject to withholding income tax. The subsidiary is currently discussing these assessments with the tax authorities and, based on the opinion of both internal and external legal advisors, management concluded that probable losses to be incurred in these proceedings amount to R$32,750. Such amount is related to contingencies for income tax and social contribution. If such amount had been paid at the time it was incurred, it would have been recorded as income and social contribution tax expense. Therefore, during 2006, the subsidiary recorded the provision as income and social contribution tax expense.

In September 2003, the subsidiary TIM Nordeste received an assessment in the state of Ceará at the amount of R$12,721, related to: (i) disallowance of expenses used to calculate the income tax for the periods from 1999 to 2001, amounting to R$8,402; (ii) differences in the payments of social contribution for the periods from 1998 to 2001, amounting to R$3,208; e (iii) differences in the payments of PIS and COFINS for the periods from 1998 to 2002, amounting to R$334 and R$777, respectively. The Company did not succeed in its defense at the administrative level. As a consequence, based on the opinion of both internal and external

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

legal counsel losses were deemed probable, and, of the R$12,721, Management recorded in September 2007 a provision of R$11,610, against “Income tax and social contribution expense” and one in the amount of R$1,111, for PIS and COFINS, as “Other Operating Expenses”.

ICMS (Value-Added Tax on Sales and Services)

In April 2008 TIM Celular adhered to the “Programa Catarinense Revigorar” which provides for remission of 50% of pending tax debt with the State of Santa Catarina. As a consequence, only 50% of two additional tax assessments became due: (i) misappropriation of ICMS credit in connection with acquisition of unused third party services totaling R$1,802 (R$901 became due); and (ii): default on ICMS due on services rendered to users who had been blocked or disconnected from the network, totaling R$3,300 (R$1,650 became due). The total amount of R$2,551 was paid in 2008.

Regulatory Contingencies

Due to noncompliance with certain provisions of the PCS Regulation and quality targets, defined in the General Plan of Quality Targets for PCS (PGMQ-PCS), ANATEL started a proceeding for noncompliance with obligations (PADO) against the subsidiaries.

The subsidiaries have endeavored to contest the proceeding. The defense arguments may contribute to a significant reduction in the penalty initially applied or result in definitive PADO revocation without any penalty application. The provision for regulatory contingencies was recorded based on the amount of the penalties received for which the risk of loss is considered probable (note 33).

Possible contingencies (not accrued)

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by management and the Company’s legal advisors. No provision has been recorded for these contingencies.

	2007	2008

Civil	85,622	125,774
Labor	72,671	110,483
Tax	935,699	1,183,514
Regulatory	28,014	23,699
	1,122,066	1,443,470

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
 (In thousands of Reais, unless when otherwise stated)

A description of the significant claims involving possible loss is as follows:

Civil

Collective Actions

Five collective actions have been brought to Court against subsidiaries, involving the risk of possible loss, which can be summarized as follows: (i) a suit against the subsidiary TIM Nordeste in the state of Pernambuco, questioning the TIM Nordeste policy for defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste  in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state; and (iii) a suit against TIM Celular in the State of Para, complaining about the quality of the network service in São Felix do Xingú; (iv) a suit against TIM Celular in the state of Maranhão, questioning the qualigy of network services rendered in Balsas; and (v) a suit filed agains TIM Celular, questioning the long distance charges levied on calls made in Bertioga – SP and the respective region.

Other Actions and Proceedings

TIM Nordeste is the defendant in an action filed by the legal services providers of  the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro’s 29th Civil Court. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of the subsidiary’s “Band B”. The action was settled during 2008 with suspension of pledges and deposits made to the claimant in the amount of R$8,033.

TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0,2899 per minute, and escrow deposits to be made by GVT in the amount of the difference between this and the value claimed by the defendants. Besides the suits, GVT has also made a Representation to the same effect before the Economic Right Secretariat, which found it right to file an Administrative Process against the Company and other mobile telephony operators, on the grounds of an alleged infraction of economic principles. This administrative process is at the initial stage of defense.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, include the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

The process 01102-2006.024.03.00.0 refers to a civil public action filed by the State of Minas Gerais´s Public Labor Ministry 3rd Region, on the charge of irregular outsourcing practices and collective damages. In the respective sentence published on April 16, 2008, the first degree substitute judge found the Public Prosecution Service´s request partly founded, having judged the outsourcing irregular and the damages collective and determined. An ordinary appeal filed against this decision is now awaiting judgment. Prior to this appeal, TIM filed a writ of mandamus requesting a preliminary order to stop the coercive acts imposed by the sentence.   In view of the ordinary appeal filed, the writ of mandamus lost its objective. To be granted a suspensive effect of its appeal, TIM Nordeste proposed an innominate writ of prevention, which was judged extinguished without the respective judgment on merits.  In order to reverse the Regional Labor Court – 3rd Region, TIM Nordeste filed a correctional claim with the Superior Labor Court, with a favorable decision which reversed the Court decision at the second level. Currently, the decision on the ordinary appeal is still pending.

Also there were processes filed in the state of Paraná, involving claims for indemnity in connection with social cards. According to an internal rule, TELEPAR (state owned company merged into TIM Celular) undertook to supplement retirement benefits of employees hired until 1982, having proposed to comply with this obligation through payment of a certain amount in cash, before the privatization process. Some of its former employees, however, have questioned this transaction, and were granted their claims, in certain cases.

Social Security

TIM Celular received in São Paulo an additional tax assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,131. After filing its administrative defense, the subsidiary awaits the outcome of the process.

In May 2006, TIM Nordeste was assessed under the tax assessment notice no. 35611926-2 for social security contributions allegedly due on: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payment for self-employed people´s activities; and (iv) sales incentives. TIM Nordeste´s administrative defense did not result in reversal of the entry (decision – assessment). In an attempt to change this decision, TIM Nordeste filed an appeal with the Ministry of Finance´s Taxpayers´ Council, which is now pending judgment.

Taxes

Income Tax and Social Contribution

On October 30, 2006, the indirect subsidiary TIM Nordeste was assessed at the amount of R$331,171 which was then reduced to R$258,144 under a single administrative process referring to IRPJ, CSLL and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99.

After timely challenging these assessment notices the subsidiary now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSLL and a separate fine totaling R$73,027 (principal and separate fine) had been excluded from the assessment notice, fact that caused the reduction of the original assessment. As a consequence, this assessment was partially reduced, the discussion on the remainder being transferred to 160 compensation processes, currently totaling R$85,771. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for the above mentioned processes.

From May to July 2008, TIM Nordeste received 49 communications of assessment issued by the “Secretaria da Receita Federal do Brasil” in connection with Income Tax and Social Contribution offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$11,088. After it timely impugned all these assessments, the subsidiary now awaits a decision at administrative level within the Brazilian court.

IRRF

In October 2005, TIM Nordeste received a Fiscal Execution notification in the amount of R$5,624, for defaulting on payment of IRRF on rentals, royalties and work done without employment bonds.   This subsidiary has already stayed this execution and intends to defend itself against it at higher court jurisdictions.

PIS and COFINS

In 2004, the TIM Nordeste received delinquency notices related to PIS and COFINS payable on foreign exchange gains generated in 1999. The two notices filed by the tax authorities amount to R$30,913. Given the differing interpretations of the applicable legislation, a provision was recorded in 2004 for probable losses. On March 13, 2006 a favorable court ruling was issued on the claim filed by the Company against Law 9,718/98, with no right to further appeal. The Company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating income. In view of the final decision, Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (note 23). In April 2007, part of the delinquency notice at the amount R$5,293 was extinguished, and was related to PIS on exchange variation, and the remainder (R$25,620) is still under discussion, but it will not supersede the Company’s favorable court ruling on unconstitutionality.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

In October 2006, TIM Nordeste was assessed by the State of Paraíba’s taxing authorities for R$5,511 referring to failure to ratably reverse ICMS credits on shipment of exempt and non-taxed goods. This assessment is being impugned at administrative level.

In November 2007, the subsidiary TIM Celular was assessed by the State of Rio de Janeiro´s tax authorities at the amount of R$38,274, for allegedly having taken undue ICMS credit from the acquisition of fixed assets. This assessment is being disputed by the Company at administrative level.   Based on its internal and external lawyers´ opinion, the Company has not set up a provision the above mentioned litigation.

In November 2007, the subsidiary TIM Celular was assessed by the State of Rio de Janeiro´s tax authorities at the amount of R$14,367 for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on international roaming services. This assessment is being disputed by the subsidiary at the administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for the above mentioned litigation.

In November 2007, TIM Celular was assessed by the State of São Paulo taxing authorities for R$151,017, for allegedly having failed to include conditional discounts granted to clients in the ICMS basis of calculation. Also, this subsidiary was fined for delivery of digital files allegedly containing incomplete information on operations and services rendered in the January-December 2003 period. This assessment is being impugned by the subsidiary at administrative level.

In 2003 and 2004 TIM Celular was assessed by the State of Santa Catarina taxing authorities for R$39,183 (current value), mainly relating to dispute on the levying of ICMS on certain services provided. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The Company is currently discussing these assessments with the taxing authorities. Based on the internal and external lawyers, the Management concluded that there is still the possibility of loss on the processes under discussion.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

In June 2008, TIM Nordeste was assessed by the State of Bahia taxing authorities for R$16,444, for  allegedly defaulting on payment of an additional 2% ICMS rate referring to the Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) due on prepaid reloading revenues.   The amounts in question are being discussed after a writ of mandamus obtained by the subsidiary with the respective escrow deposits being duly made.   Anyhow, the assessment is being impugned at administrative level.

In August 2008, TIM Nordeste was assessed by the State of Ceará’s taxing authorities for R$24,886 for a debit arising from unduly taking ICMS credit on electric power acquisition and on property, plant and equipment received, without taking into account the proportion of total shipments to tax exempt and non-taxed shipments. The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$17,167 for underpayment of ICMS due to an undue reduction of the basis of calculation of telecommunications services and discount on sales of cell phone sets.   The defense against this assessment is under way at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$24,930, representing a separate fine for failure to record telecommunications service invoices in the ICMS determination book. This assessment is being contested by the subsidiary at administrative level.

In October 2008 TIM Nordeste was assessed by the state of Sergipe´s taxing authorities for R$16,668, referring to a fine for an alleged late-filing of electronic files containing fiscal documentation supporting telecommunication services rendered. This assessment is being contested by the subsidiary at administrative level.

In December 2008, TIM Nordeste was assessed by the state of Rio Grande do Norte´s taxing authorities for R$13,145, for the following reasons:  (i) default on payment of ICMS due on communication services rendered in the period from January through December 2003; (ii) default on payment of  ICMS due on sales operations performed in the period from January through December 2003; (iii) underpayment of  ICMS due to use of a lower tax rate than legally stipulated; (iv) underpayment of additional ICMS due on the “Fundo de Combate a Pobreza e as Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) in the period from January 2004 through December 2005; and (v) unduly taking tax credit on acquisitions of property, plant and equipment. This assessment is being contested by the subsidiary at administrative level.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

ISS

On December 20, 2007, the subsidiary TIM Celular was assessed by the State of Rio de Janeiro’s tax authorities, at the amount of R$94,359 for allegedly failing to pay ISS tax on the following services: technical programming, administrative plan cancellation services, telephone directory aid service and provision of data and information and network infrastructure sharing. This assessment is being disputed by the Company at administrative level. Based on its internal and external lawyers´ opinion, the Company has not set up a provision the above mentioned litigation.

Fund for Universalization of Telecommunications Services – FUST contribution tax

On December 15, 2005, ANATEL issued its Summary no. 07, aiming at collect FUST on interconnection revenues, as from the date of enactment of Law 9,998 of August 17, 2000.  The Company and its subsidiary believe that based on applicable legislation (including the sole paragraph of article 6 of Law 9,998), interconnection revenues are not subject to FUST, and accordingly, Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company’s subsidiaries at the amount of R$31,338 referring to FUST on interconnection revenues and related fines for the calendar year 2001 in response to Summary no. 07.

From September to December 2007, ANATEL issued several assessment notices against the Company’s subsidiaries totaling R$18,654, in connection with FUST allegedly due on interconnection revenues for the calendar year 2002.  ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a favorable court decision to the subsidiaries.

In June and July 2008, new assessment notices amounting to R$32,360 were issued by ANATEL in connection with FUST levied on interconnection revenues allegedly due for the year 2003 and 2004. ANATEL claims for FUST collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

Fund for Technological Development of Telecommunications – FUNTTEL contribution tax

In December, 2006, November and December, 2007, the Communications Ministry issued an assessment against the Company’s subsidiaries, totaling R$13,265, related to FUNTTEL on interconnection revenues supposedly due during calendar years 2001 and 2002, as well as related fines. The Company believes that the above mentioned revenues are not subjected FUNTTEL. The Company appealed for an injunction for the non collection of FUNTTEL on interconnection revenues, based on the same arguments defended for FUST. The claims for FUNTTEL collection on interconnection revenues has been suspended, because of favorable court ruling issued in favor of the subsidiaries.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

In November 2008, further assessment notices for R$17,017 were issued by ANATEL in connection with FUNTTEL due on interconnection revenues allegedly due in 2003.   ANATEL claims for FUNTTEL collection on interconnection revenues is currently suspended, due to a sentence that is favorable to the subsidiaries.

Regulatory Proceedings

Because the Company has allegedly failed to comply with some provisions of both the Personal Mobile Service – SMP and the Commuted Fixed Telephone Service – STFC, ANATEL initiated some Obligation Non-Compliance Determination Procedures PADO, against the subsidiaries.

TIM Celular is authorized to provide SMP in the state of Paraná (except in Londrina and Tamarana) for an indefinite period, and for using the related SMP radio frequencies. In 2006, under the Term of Authorization 002/2006/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through September 3, 2022. In view of this extension, the object of the above mentioned Term of Authorization issued in accordance with Act 57.551 of April 13, 2006, the Company was, in its opinion, unduly required by ANATEL to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$80,066.

TIM Celular is authorized to provide SMP in the state of Santa Catarina (plus Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul) for an indefinite period, and for using the related SMP radio frequencies.   In 2008, under the Term of Authorization 074/2008/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through September 30, 2023. In view of this extension, the object of the above mentioned Term of Authorization issued under Act 5.520 of September 18, 2008, the Company was, in its opinion, unduly required by ANATEL, on October 17, 2008, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$54,026.

TIM Nordeste is authorized to provide SMP in the state of Ceará for an indefinite period, and for using the related SMP radio frequencies. In 2008, under the Term of Authorization 084/2008/PVCP/SPV-ANATEL, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period, i.e. through November 28, 2023. In view of this extension, the object of the above mentioned Term of Authorization issued in accordance with Act 7.385 of November 27, 2008, the Company was in its opinion, unduly required by ANATEL, on January 6, 2009, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed at the cost of R$41,728.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

This requirement, according to ANATEL, would be justified by application of art.9, III of Resolution 255, which provides for issuance of new licenses if the validity period is renewed. However, as the Company does not find that this legal provision is correctly applied, the collection in question was timely impugned at administrative level, so that simultaneously the collection can be questioned and the collection suspended until a final decision is reached by ANATEL.

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
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

Leases

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2006	2007	2008
Rent expense	189,511	190,339	209,800

At December 31, 2008, the future minimum operating lease payments under lease agreements are as follows:

2009	218,191
2010	226,482
2011	235,089
2012	244,022
2013	253,295
1,177,079

17.	Asset retirement obligations

The changes in asset retirement obligations were as follows:

	2007	2008

Balance at the beginning of the year	158,168	192,137

Additions during the period, net of disposals	15,190	3,465
Accretion expense during the year	18,779	16,200

Balance at the end of the year	192,137	211,802

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

The asset retirement obligations were recorded at present value, and consequently, financial expenses totaling R$16,200 were recorded in the consolidated statement of operations for the year ended December 31, 2008 (R$18,779 and R$26,594 for the years ended 2007 and 2006, respectively).

18.	Shareholders’ equity

a.	Capital

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
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

On September 18, 2007, 2,285,736 shares (1,185,651 common shares and 1,100,085 preferred shares) were sold at an auction held at the São Paulo Stock Exchange - BOVESPA. Those shares represented fractions resulting from the reverse stock split approved at the Extraordinary Shareholders´ Meeting held on May 30, 2007 which were not adjusted to a position of 1,000 shares by the respective shareholders. The proceeds from this sale represent a liability and are available to the respective shareholders at any branch of Banco ABN AMRO Real S.A.

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

On April 11, 2008 the Shareholders´ Meeting of the Company, approved a capital increase of R$63,085, through issuance of 3,359,308 common shares and 6,503,066 preferred shares without nominal value, on behalf of TIM Brasil. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of the Company. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

The share subscription price per share was R$7.59 for common shares and R$5.78 for preferred shares.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Shares with no par value represent the subscribed and paid-in capital, as follows:

	2006	(*)	2007	2008

Number of common shares	793,544,276,988		794,991,669	798,350,977
Number of preferred shares	1,536,170,582,578		1,538,972,494	1,545,475,560
	2,329,714,859,566		2,333,964,163	2,343,826,537
(*) Had the reverse stock split occurred on December 31, 2006 shares outstanding for the year ended December 31, 2006 would have amounted to 2,329,714,860, respectively.

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

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class upon the new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

c.	Revenue Reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

percent) of capital plus capital reserves. This reserve can be used only for capital increase or offset accumulated losses.

Reserve for Expansion

This reserve, which is set up based on paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

The Company realized in 2007 part of the reserve for expansion, in the amount of R$450,763, as dividend distribution related to the year ended December 31, 2006.

The Company´s management proposed to realize the balance of the Reserve for Expansion – R$139,697 – as of December 31, 2007 by way of dividend distribution (Note 18-d).

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

The dividends proposed for the year ended December 31, 2008 are as follows:

2008

Capital – common shares	2,593,337
Capital – preferred shares	5,020,273
Capital	7,613,610

Dividends: 6% for preferred shares s statutorily stipulated	301,216

Net income for the year	180,152
(-) Set up of legal reserve	(9,008)
Adjusted net income	171,144

Minimum dividends to preferred shareholders
Minimum dividends based on 25% of adjusted income	42,786
(+) Supplementary dividends to income distributed	128,358
(=) Dividends referring to income distribution	171,144

Dividends per share (expressed in Reais)
Preferred shares	0.1107

According to by-laws, the Company, minimum not cumulative dividends, calculated in 6% of the capital stock would be R$301,216. However, management proposed to distribute all available profit on December 31, 2008, as dividends to preferred shareholders.

The dividends and interest on shareholders’ equity payable as of December 31, 2008 include R$22,221 relating to prior years (R$27,521 in 2007).

The dividends proposed for the year ended December 31, 2007, are based on the distribution of 100% of the adjusted net income for the year ended December 31, 2007 and distribution of the remaining balance of the expansion reserve to the preferred shareholders, as follows:

2007

Capital – common shares	2,571,849
Capital – preferred shares	4,978,676
Capital	7,550,525

Dividends: 6% for preferred shares, as statutorily stipulated	298,720

Net income for the year	76,095
(-) Set up of legal reserve	(3,805)
Adjusted net income	72,290

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Minimum dividends to preferred shareholders
Minimum dividends based on 25% of adjusted income	18,073
(+) Supplementary dividends to income distributed	54,217
(=) Dividends referring to income distribution	72,290
(+) Distribution of 100% of the reserve for expansion	139,697
Total dividends proposed	211,987

Dividends per share (expressed in Reais)
Preferred shares	0.1377

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

2006

Capital – common shares	5,116,437
Capital – preferred shares	2,643,013
Capital stock	7,512,710

Dividends: 6%	450,763

Preferred dividends (65.94%)	297,225
Common dividends (34.06%)	153,538
Total proposed dividends	450,763

Dividends per 1,000 shares (expressed in Reais)
Common shares	0.1935
Preferred shares	0.1935

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

19.	Net operating revenues

	2006	2007	2008

Revenue from telecommunications services – Mobile
Subscription charges	580,277	444,156	378,876
Use charges	5,476,107	7,267,947	7,954,683
Interconnection	3,439,305	4,466,525	4,458,169
Long distance service	1,351,150	1,889,708	1,986,704
Value-added services – VAS	886,181	1,217,111	1,598,303
Other	87,256	91,062	101,138
	11,820,276	15,376,509	16,477,873

Revenue from telecommunications services – Fixed	-	41	7,940
Revenue from telecommunications services – Mobile and Fixed	11,820,276	15,376,550	16,485,813

Sales of goods	2,057,283	1,838,102	1,766,400
Gross operating income	13,877,559	17,214,652	18,252,213

Deductions
Taxes	(2,899,699)	(3,580,412)	(3,991,301)
Discounts	(665,342)	(1,018,993)	(1,074,638)
Other	(174,271)	(173,605)	(105,309)
	(3,739,312)	(4,773,010)	(5,171,248)

Net operating revenues	10,138,247	12,441,642	13,080,965

20.	Cost of services rendered and goods sold

	2006	2007	2008

Personnel	(106,825)	(99,484)	(91,051)
Third-party services	(280,165)	(224,362)	(263,674)
Interconnection charges	(2,254,799)	(3,491,292)	(3,793,518)
Depreciation and amortization	(1,324,843)	(1,332,855)	(1,324,429)
Telecommunications supervision fund (Fistel)	(10,618)	(6,775)	(8,731)
Rentals	(128,358)	(131,626)	(143,046)
Other	(16,631)	(11,034)	(33,560)
Cost of services rendered	(4,122,239)	(5,297,428)	(5,658,009)

Cost of goods sold	(1,407,761)	(1,434,430)	(1,405,788)
Total cost of services rendered and goods sold	(5,530,000)	(6,731,858)	(7,063,797)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

21.	Selling expenses

	2006	2007	2008

Personnel	(300,389)	(337,053)	(366,560)
Third-party services	(1,347,196)	(1,622,047)	(1,741,347)
Advertising expenses	(317,534)	(308,790)	(293,097)
Allowance for doubtful accounts	(451,976)	(714,571)	(748,833)
Telecommunications supervision fund (Fistel)	(410,756)	(502,794)	(563,421)
Depreciation and amortization	(325,038)	(327,222)	(295,868)
Other	(98,062)	(78,448)	(89,263)

Selling expenses	(3,250,951)	(3,890,925)	(4,098,389)

22.	General and administrative expenses

	2006	2007	2008

Personnel	(187,676)	(188,860)	(190,551)
Third-party services	(362,173)	(365,272)	(392,161)
Depreciation and amortization	(332,825)	(414,234)	(484,733)
Other	(72,184)	(64,427)	(59,981)

General and administrative expenses	(954,858)	(1,032,793)	(1,127,426)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

23.	Other operating income (expenses)

	2006 as adjusted	2007 as adjusted	2008

Income
Telecommunication service fines	50,913	66,567	117,867
Reversal of the provision for contingencies (a)	39,754	2,210	12,475
Disposal of fixed assets	12,182	11,093	5,538
Other operating income	28,645	7,156	17,096
	131,494	87,026	152,976

Expenses
Goodwill amortization	(1,581)	(1,581)	(1,581)
Amortization of concessions	(248,238)	(247,654)	(301,818)
Taxes, charges and contributions	(29,130)	(9,899)	(18,764)
Provision for contingencies	(22,165)	(28,583)	(42,398)
Loss on judicial proceedings	(21,145)	(32,800)	(73,499)
Cost of fixed assets disposed	(9,656)	(35,798)	(8,584)
Other operating expenses	(1,914)	(139)	(6,812)
	(333,829)	(356,454)	(453,456)

Other operating expenses	(202,335)	(269,428)	(300,480)

(a)	In 2006, primarily refers to reversal of the provision for PIS and COFINS in subsidiary TIM Nordeste (see note 16).

24.	Financial income

	2006	2007	2008

Interest accrued on short-term investments	117,028	24,516	96,341
Monetary adjustment	14,623	28,429	18,576
Interest on accounts receivable	13,620	17,221	47,406
PIS/Cofins recovery (Note 8)	30,183	23,424	-
Other	16,931	10,533	10,990

Financial income	192,385	104,123	173,313

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

25.	Financial expenses

	2006 as adjusted	2007 as adjusted	2008

Interest on loans and financing	(228,036)	(207,071)	(244,470)
Interest on suppliers	(29,314)	(12,699)	(27,199)
Interest on authorizations	(998)	(1,121)	(66,380)
Monetary adjustment	(47,313)	(73,267)	(11,078)
Interest on taxes and charges	(10,035)	(6,849)	(3,790)
CPMF (tax on financial activities)	(48,568)	(51,941)	(1,194)
Financial expenses on handset sales	(20,017)	-	-
Financing discounts	(7,880)	(11,361)	(66,640)
Other	(19,943)	(14,329)	(24,813)

Financial expenses	(412,104)	(378,638)	(445,564)

26.	Foreign exchange variation, net

	2006	2007	2008

Loans and financing	9,147	7,004	(433,969)
Suppliers – Trade payables	11,967	10,366	(17,414)
Swap	(63,814)	(17,104)	340,284
Other	(1,599)	(7,250)	8,375

Foreign exchange variation, net	(44,299)	(6,984)	(102,724)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

27.	Income and social contribution taxes expenses and tax losses

Income and social contribution taxes expenses are as follows:

	2006	2007	2008

Current income tax	(60,972)	(76,768)	(73,383)
Current social contribution tax	(20,945)	(27,977)	(26,438)
Tax incentive - ADENE	16,141	(32)	33,290
Total current taxes	(65,776)	(104,777)	(66,531)

Deferred income tax	(63,887)	-	117,804
Deferred social contribution tax	(23,020)	-	42,410
Amortization of goodwill	(50,450)	(50,450)	(29,429)
Provision for contingencies on income tax and social contribution (note 16)	-	(11,610)	-
Total deferred taxes	(137,357)	(62,060)	130,785

	(203,133)	(166,837)	64,254

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the statement of income, is as follows:

	2006 as adjusted	2007 as adjusted	2008

Income (loss) before income and social contribution taxes	(63,915)	235,139	115,898

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined statutory rate	21,731	(79,947)	(39,405)

(Additions)/Exclusions:
Tax loss carryforwards and temporary differences not recorded	(265,028)	(49,469)	(58,765)
Recorded tax loss carryforwards and temporary differences	-	-	160,214
Provision for contingencies on income tax and social contribution (note 16)	-	(11,610)	-
Effect of income and social contribution taxes on Permanent (Additions)/Exclusions	19,740	(20,072)	(32,445)
Tax incentive – ADENE	16,141	(32)	33,290

Other	4,283	(5,707)	1,365
Subtotal of (additions)/exclusions	(224,864)	(86,890)	103,659

Income and social contribution taxes debited to income for the year	(203,133)	(166,837)	64,254

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

28.	Transactions with Telecom Italia Group

Consolidated balances of transactions with Telecom Italia Group are as follows:

	Assets
	2007	2008

Telecom Personal Argentina (1)	1,020	721
Telecom Sparkle (1)	3,789	1,555
Telecom Italia (2)	2,780	4,913
Other	1,715	2,365

Total	9,304	9,554

	Liabilities
	2007	2008

Telecom Italia (2)	51,129	41,154
Telecom Personal Argentina (1)	3,448	1,279
Telecom Sparkle (1)	4,826	6,315
Italtel (3)	42,518	27,876
Other	1,378	791

Total	103,299	77,415

	Income
	2006	2007	2008

Telecom Italia (2)	8,645	12,221	11,244
Telecom Personal Argentina (1)	6,556	2,884	3,059
Telecom Sparkle (1)	4,501	7,816	6,567
Other	1,415	1,315	1,987

Total	21,117	24,236	22,857

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

	Cost/Expenses
	2006	2007	2008

Telecom Italia (2)	23,314	26,551	29,079
Telecom Sparkle (1)	17,747	21,324	22,223
Telecom Personal Argentina (1)	8,376	7,321	9,333
Italtel (3)	1,042	3,086	7,631
Other	1,386	1,622	1,494
Total	51,865	59,904	69,760

(1)     International services

International services with Telecom Argentina and Sparkle, Companies of the Telecom Italia Group, refer to roaming, value-added services (“VAS”) and media services.

(2)     Telecom Italia

Receivables and payables refer to international roaming, technical post-sales assistance, and VAS.

On March 3, 2008, at the General Shareholders´ Meeting of the Company, the renewal for a further 12 months was approved, of a cooperation and support agreement with Telecom Italia, which had been approved on May 3, 2007 by the Board of Directors of the Company. The agreement aims to add value to the Company by benefiting from Telecom Italia’s experience in (i) increasing efficacy and efficiency by adopting in-house solutions, (ii) sharing systems, services, processes and best practices that were largely used in the Italian market and may be easily customized for the Company. Total incurred during 2008 amounts to R$29,586, of which R$26,835 relates to property, plant and equipment and R$2,751 to cost/expenses. During 2007, the amount incurred was R$35,396, of which R$33,499 related to property, plant and equipment, and R$1,897 to cost/expense.

(3)     Development and maintenance of billing system

These costs, incurred with Italtel, a company of the Telecom Italia Group, refer to the development and maintenance contracts regarding the billing system.

The balance sheet account balances are recorded in the following accounts groups: accounts receivable, suppliers – trade payables and other current assets and liabilities.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

29.	Financial instruments and risk management

In accordance with CVM Deliberation 550, of October 17, 2008, the Company and its subsidiaries explain that the risk factors to which they are exposed are as indicated bellow. The Company presents its financial instruments according to CVM’s instruction 566, issued December 17, 2008, which approved CPC’s Technical Pronouncement 14, and CVM’s instruction 475.

(i)	Exchange rate risk

The exchange rate risk relates to the possibility of the subsidiaries incurring losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out swap contracts with financial institutions.

As of December 31, 2008 the subsidiaries’ loans indexed to the exchange variance of foreign currencies are fully covered by swap contracts.  The income or loss resulting from these swap contracts is charged to operating income.

(ii)	Interest rate risk

The interest rate risks relate to:

-
Possibility of variances in the fair value of financing indexed to fixed interest rates; in the event the latter does not proportionately follow those of CDI – Interbank Deposit Certificates. Gains or losses arising from swap contracts affects directly TIM Nordeste’s results;

-
Possibility of changes in the fair value of TJLP-indexed loans, if the TJLP does not follow the CDI – Interbank Deposit Certificate rates.   In order to reduce this type of risk, the subsidiaries sign swap contracts with financial institutions, the gains and losses on which are recorded in the TIM Celular ’s results;

-
Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to fluctuation of interest rate on part of their hedge debt and obligations. At December 31, 2008, the subsidiaries’ financial resources are mostly invested in CDI, which partially reduces this risk.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

(iii)	Credit risk related to services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills. There is no single client accounting for more than 10% of net receivables from services rendered at December 31, 2006, 2007 and 2008 or of income from services in 2006, 2007 and 2008. The Company generally does not require collateral from its customers.

(iv)	Credit risk related to the sale of handsets and prepaid telephone cards

The policy adopted by the subsidiaries for sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, the positions and limits defined for orders placed by dealers, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners.  There is no single client accounting for more than 10% of net receivables from sales of goods at December 31, 2006, 2007 and 2008 or of income from sale of goods in 2006, 2007 and 2008.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Market value of financial instruments

The consolidated financial derivative instruments are as follows:

	2007			2008
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative operations	17,661	15,589	2,072	387,573	63,262	324,311

Current portion	17,661	15,589	-	260,925	52,448	-
Long-term portion	-	-	-	126,648	10,814	-

The consolidated financial derivative instruments as of December 31, 2008 mature as follows:

	Assets	Liabilities
2010	122,410	10,814
2011	2,358	-
2012	1,604	-
2013	276	-
	126,648	10,814

The fair values of derivative instruments of the subsidiaries were determined based on future cash flows (assets and liabilities position), taking into account the contracted conditions and bringing these flows to present value by means of discount at the future CDI rate published in the market. The fair values were estimated at a specific time, based on information available and the Company´s valuation methodologies.

The Company’s protection policy against financial risk – A summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related with exchange variation and interest rate variation.

The derivate instruments against exposure to exchange risks should be contracted concurrently with the debt contract that originated the exposure. The level of coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

When it comes to exposure to risk factors in local currency arising from financing linked to fixed interest rate or TJLP, as the yield on the Company’s and the subsidiaries cash and cash equivalents is based on the CDI, it is the subsidiaries´ strategy to change part of these risks into exposure to the CDI.

As of December 31, 2008 and 2007, there are margins or guarantees applying to the operations with derivative instruments owned by the subsidiaries.

The selection criteria followed by financial institutions rely on parameters that take into consideration the rating provided only by renowned risk analysis agencies, the shareholders´ equity and the degree of concentration of their operations and resources.

The table below shows the derivative instruments operations contracted by the subsidiaries, in force as of December 31, 2008 and 2007:

			Reference Value				Net Balance of
			(Notional R$)		Fair Value		Fair Value
	Item affected by swap mechanism	Currency	2007	2008	2007	2008	2007	2008
Fixed interest risk vs. CDI	Part of financing taken from BNB	BRL	124,975	88,260
Assets Position					162,814	129,457	7,065	8,200
Liabilities Position					(155,734)	(121,267)	15	(10)

TJLP Risk vs. CDI	Part of	BRL	516,039	420,914
Assets Position	financing taken				506,417	416,228	10,136	5,893
Liabilities Position	from BNDES				(504,958)	(412,947)	(8,677)	(2,612)

USD Exchange Risk vs. CDI	Hedge against the risk of exchange variation of loans granted by the Banks ABN and Unibanco	USD	65,276	274,834
Assets Position					64,109	332,270	134	321,474
Liabilities Position					(67,399)	(291,239)	(3,424)	(49,665)

JPY Exchange Risk vs. CDI	Hedge against the risk of exchange variation of loans granted by the banks Santander and Votorantim	JPY	173,986	546,836
Assets Position					173,006	881,271	326	52,006
Liabilities Position					(176,183)	(609,462)	(3,504)	(10,975)

TOTAL			880,276	1,330,844	2,072	324,311	2,072	324,311

				TOTAL ASSETS			17,661	387,573
				TOTAL LIABILITIES			(15,589)	(63,262)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Fixed interest swap vs. CDI

The operations with derivative instruments are intended to safeguard the Company and the subsidiary TIM Nordeste against possible losses in the case of increase in the interest rate set by Banco do Nordeste do Brasil (BNB), as required by the provisions dealing with financial charges on operations that use the Constitutional Financing Funds´s resources obtained under financing operations for expansion of the Company´s network in the Northeastern region, in 2004 and 2005. These derivative instruments mature through April 2013 and safeguard approximately 75% of all the financing taken from BNB by TIM Nordeste.

Based on the BNB´s current reference rate - 10% p.a. – the financing taken by the subsidiary TIM Nordeste and the respective derivative instruments contracted as part of these financing operations average 11.24% p.a. as a receivable item, and 73.47% of the CDI as a payable item. A possible reversal scenario would occur, if the CDI exceeded the level of 17.51% p.a.. These derivative instruments were contracted with Santander and Unibanco.

TJLP Swap vs. CDI

These financial derivative instrument operations are intended to safeguard the Company and the subsidiary TIM Celular against possible loss of assets due to increase in BNDES´s reference rate (TJLP) for financing contracted with that Institution in 2005. Its payable portion is contracted at an average cost in the equivalent to 90.62% of the CDI. These operations currently protect 33% of the total financing taken from BNDES, and mature on a monthly basis through August 2013. At December 31, 2008, the Company´s book income on this operation is positive, with Santander and UNIBANCO as its partners.

Exchange swap vs. CDI

The derivative instruments of this kind are intended to safeguard the Company and the subsidiary TIM Celular against exchange risks involved in contracts indexed to the USD and JPY, and simultaneously contracted with the respective financing. All loans are safeguarded at an average cost of 122.19% of the CDI for USD-denominated contracts and 112.85% for JPY-denominated ones. As a receivable item, a swap is contracted using the same coupon of the line used. In this case, the exchange loss on financing is fully offset by the gain on swap receivable. These swap contracts mature on the same date as the debt, i.e., between February/09 and July/10. These derivative instruments were contracted with Santander, Unibanco, Votorantim and ABN AMRO.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Statement of Sensitivity Analysis – Effect on the swap fair value variation

For identifying possible distortions on derivative consolidated operations currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	2008	Probable Scenario	Possible Scenario	Remote Scenario

Prefixed debt	128,433	133,003	136,528	144,407
Fair value of swap assets side	129,457	133,003	136,528	144,407
Fair value of swap liabilities side	121,267	122,132	122,970	124,764
Swap - Net exposure	8,190	10,871	13,558	19,643

TJLP-indexed debt (partial amount)	425,123	423,665	429,818	444,730
Fair value of swap assets side	416,228	423,665	429,818	444,730
Fair value of swap liabilities side	412,947	413,851	414,752	416,777
Swap - Net exposure	3,281	9,814	15,066	27,953

US- indexed debt	329,044	327,737	436,297	513,472
Fair value of swap assets side	332,270	327,737	436,297	513,472
Fair value of swap liabilities side	291,239	291,044	290,859	290,470
Swap - Net exposure	41,031	36,693	145,438	223,002

JPY-indexed debt	860,611	697,676	1,149,295	1,357,539
Fair value of swap assets side	860,611	697,676	1,149,295	1,357,539
Fair value of swap liabilities side	608,768	608,768	608,105	606,713
Swap - Net exposure	251,843	88,908	541,190	750,826

The Company and its subsidiaries own only financial derivative instruments intended to hedge their financial debt. As a consequence, the changes in the economic scenarios leading to positive or negative effects in the fair value of the derivatives produce opposite effects for the debts hedged.   In connection with these operations, the Company and its subsidiaries disclosed the fair value of items hedged (debt) and the financial derivative instrument on separate lines, (see above), so as to provide information on the Company´s and its subsidiaries´ net exposure in each of the three scenarios focused.

Note that all operations with financial derivative instruments contracted by the subsidiaries are solely intended as a safeguard for assets. As a consequence, any increase or decrease in the respective market value will correspond to an inversely proportional change in the

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

financial debt contracted under the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of December 31, 2008 basically rely on assumptions relating to variations of the market interest rate, prefixed rate and TJLP, as well as variations of foreign currencies underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries´ financial derivative instruments, our assumptions basically took into consideration the effect of reduction of the main indices (CDI and TJLP) and fluctuation of foreign currencies used in swap operations, with the following percentages and quotations as a result:
Risk Variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	11.87%	10.22%	6.82%
TJLP	5.50%	4.70%	3.15%
USD	R$2.15	R$2.92	R$3.50
JPY	R$0.02382	R$0.03240	R$0.03890

A Table of Gains and Losses for the Period

Descriptive Table of Gains and (Losses) on Derivatives	December 31, 2008

Fixed interest risk vs. CDI	2,205
TJLP risk vs. CDI	(519)
USD exchange risk vs. CDI	80,093
JPY exchange risk vs. CDI	258,526

Net gains/(losses)	340,305

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

30.	Pension plans and other post-employment benefits

The provision for pension plan and other post-employment benefits, as of December 31, 2007 and December 31, 2008, is comprised as follows:

	2007	2008

Supplementary pension	4,614	4,290
PAMA – health care plan	2,567	1,946
PAMEC	196	189
	7,377	6,425

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

The Company recorded expenses of R$6,535 related to contributions to this defined contribution plan during 2008 (R$7,962 in 2007 and R$3,685 in 2006).

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

In June 1998, after the breakup of Telebrás, the Company opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

provisioned amount of R$4,614 at December 31, 2007 will be used to cover the benefits of those employees who have not opted yet (4 employees as of December 31, 2007 and 2008).

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
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

As of December 31, 2008 the health care plan (PAMA) and supplemented medical care plan (PAMEC) reflected an unfunded status of R$2,135 (R$2,763 in 2007), which required the recording of actuarial liabilities.

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

During the year ended 2008, the expenses related to contributions to the pension and other post-employment benefits totaled R$224 (R$247 in 2007 and R$272 in 2006).

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2007 and December 30, 2008 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

a)   Effects recognized at:

	Plans						Total
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA	2008	2007
Reconciliation of assets and liabilities at December 31, 2008	(*)	(*)	(*)		(*)

Present value of actuarial liabilities	24,445	4,850	870	189	1,387	3,764	35,505	38,153

Fair value of the plans’ assets	(46,547)	(7,985)	(2,152)	-	(2,347)	(1,818)	(60,849)	(59,712)

Present value of liabilities exceeding the fair value of assets	(22,102)	(3,135)	(1,282)	189	(960)	1,946	(25,344)	(21,559)

Net actuarial liabilities/(assets)	(22,102)	(3,135)	(1,282)	189	(960)	1,946	(25,344)	(21,559)
(*) No asset was recognized by the sponsors because this amount is not refundable to the participants and because future sponsor contributions will not be reduced.

b)   Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Atuarial liabilities (assets) as of December 31, 2007	(19,174)	(3,077)	(1,181)	196	(890)	2,567

Expense (income) recognized in prior year	(2,877)	(335)	(164)	21	(136)	337
Sponsors’ contributions	(42)	-	-	(8)	-	(4)
Actuarial (gains) losses recognized	(9)	277	63	(20)	66	(954)

Net actuarial liabilities (assets) as of December 31, 2008	(22,102)	(3,135)	(1,282)	189	(960)	1,946

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

c)   Statement of loss (gain) calculation

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

(Gains) losses on actuarial obligations	(2,320)	(217)	(47)	(20)	(51)	(1,349)
(Gains) losses on the plans´ assets	2,294	494	110	-	117	395
Losses on employees´ contributions	17	-	-	-	-	-

(Gains) losses as of December 31, 2008	(9)	277	63	(20)	66	(954)

d)   Reconciliation of present value of liabilities

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Liabilities at December 31, 2007	25,948	4,948	897	196	1,431	4,733
Cost of current service	25	-	-	-	-	37
Interest on actuarial liabilities	2,693	513	93	21	148	502
Benefits paid in the year	(1,901)	(394)	(72)	(8)	(141)	(159)
Liabilities	160	259	38	4	76	(724)
(Gain)/loss on liabilities	(2,480)	(476)	(86)	(24)	(127)	(625)

Liabilities as of December 31, 2008	24,445	4,850	870	189	1,387	3,764

e)   Reconciliation of fair value of assets

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Fair value of assets at December 31, 2007	45,122	8,025	2,078	-	2,321	2,166
Benefits paid in the year	(1,901)	(394)	(72)	(8)	(141)	(159)
Participants´ contributions	18	-	-	-	-	-
Sponsors’ contributions	42	-	-	8	-	4
Actual yield on assets in the year	3,266	354	146	-	167	(193)

Assets at December 31, 2008	46,547	7,985	2,152	-	2,347	1,818

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

f)   Expenses expected for 2009

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA

Cost of current service (with interest)	10	-	-	-	-	23
Interest on actuarial liabilities	2,769	549	98	22	157	436
Yield of plan assets	(5,517)	(879)	(256)	-	(277)	(241)

Participants´ contributions for the next year	(18)	-	-	-	-	-
Total expenses (income) to be recognized– Net	(2,756)	(330)	(158)	22	(120)	218

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	11.82% p.a.
Expected nominal yield rate of plans´ assets:	PBS-A: 11,3% a.a. PAMA: 13,8% a.a. Convênio de Administração: 12,11% a.a PBT-TIM: 12,11% a.a. PAMEC: N/A PBS-TCS: 12,11% a.a. PBS-TNC: 12,11% a.a. ATÍPICO: N/A
Estimated nominal rate of salary increase:	6.59% p.a.
Estimated nominal rate of benefit increase:	4.50% p.a.
Biometric general mortality table:	AT83 segregated by sex
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	4.50%
Computation method	Projected Credit Unit Method

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

31.	Directors’ fees

The Company and its subsidiaries’ directors’ fees paid during the year ended 2008 were R$10,063 (R$8,862 in 2007 and R$ 8,014 in 2006).

32.	Insurance

The Company and its subsidiaries maintain a policy to monitor risks inherent in their operations. Based on such, as of December 31, 2008, the Company and its subsidiaries have insurance coverage against operating risks, third party liability, health, among others. Management of the Company and its subsidiaries believe that the insurance policies are sufficient to cover any losses. The table below presents the main assets, liabilities or interests insured and the related amounts:

Types	Amounts insured
Operating Risks	R$10,962,983
General Third Party Liability – RCG	R$11,405
Vehicles (Executive and Operational Fleets)	Asset and third-party damages

The scope of our audit work does not include the issuance of an opinion on the sufficiency of insurance coverage, which was determined and checked for adequacy by the Company’s Management.

33.	Commitments with ANATEL

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

The subsidiaries submitted answers to ANATEL, explaining that there were several reasons for defaulting, mainly due to involuntary factors unrelated to their activities and actions.   The provision for regulatory contingencies recorded in the balance sheet reflects the expected losses, per management expectations (note 16).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

34.	Transactions with Grupo Telefónica

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

As of December 31, 2008, the agreements between the Grupo TIM operating companies controlled by TIM Participações and the operating companies of Telefónica Group in Brazil,  refer solely to telecommunications services covering interconnection, roaming, site sharing and co-billing procedures, as well as contracts relating to CSP (provider operation code), in accordance with the current legislation. Receivables and payables related to these agreements amount to R$153,692 and R$122,951, as of December 31, 2008 and R$202,269 and R$163,728, as of December 31, 2007, respectively. Operating revenues and expenses recorded by the Company for the year ended December 31, 2008 after approval of the transaction amount to R$1,490,027 and R$924,937 and R$246,337 and R$161,084 for the year ended December 31, 2007, respectively.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

35.	Reconciliation between Brazilian GAAP and US GAAP

I	Description of differences between Brazilian GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian GAAP, which accounting practices and policies are described in note 4. Such practices and policies differ significantly from US GAAP.

As a result of the impacts  of Law 11.638/07 implementation, the previous years’ Brazilian GAAP amounts changed and certain differences between Brazilian GAAP and US GAAP were eliminated, as: (a) recognition of financial instruments and (b) recognition of transaction costs incurred on acquisition of borrowings. Also, the accounting policy for recognition of lapsed dividends under Brazilian GAAP was retroactively changed and now conforms with US GAAP.

Under US GAAP, the weighted average number of shares outstanding, and earnings per share presented have been retroactively restated to reflect the effect of the reverse stock split described in Note 18.

The tables below represent the reconciliation between the Company’s consolidated net income and net equity under Brazilian GAAP and US GAAP:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Reconciliation of the differences between Brazilian GAAP and US GAAP in income (loss):

	Reference to notes	2006 As adjusted	2007 As adjusted	2008

Net income (loss), as adjusted, under Brazilian GAAP		(267,047)	68,302	180,152

Consolidated adjustments for US GAAP:
(i) Effects of merger with TND:

Portion under common control:

Amortization of customer list and concession (acquisition by TIM Brasil in 1998)	35.I.a(i)	(9,727)	(9,727)	(9,727)

Portion acquired from third parties:

Additional amortization and depreciation expense from write-up to fair value	35.I.a(i)	(75,844)	(75,844)	(62,785)
Deferred tax on the effects of merger with TND	35.I.a(i)	29,094	29,094	24,655

(ii) Effects of acquisition of minority interests of TIM Celular and TIM Nordeste:

Additional amortization and depreciation expense from write-up to fair value	35.I.a(ii)	(62,401)	(62,401)	(56,996)
Deferred tax on the effects of acquisition of minority interests	35.I.a(ii)	21,216	21,216	19,379

(iii) Effects of acquisition of TIM Celular:

Common control acquisition of TIM Nordeste S.A.:

Additional amortization and depreciation expense from write-up to fair value (acquisition by TIM Brasil in 2000 and 2002)	35.I.a(iii)	(3,447)	(267)	(22)

Other consolidated adjustments for US GAAP:
Depreciation and amortization of the effect of indexation for the years ended December 31, 1996 and 1997	35.I.b	(2,655)	-	-
Capitalized interest	35.I.c	18,783	20,284	15,849
Amortization of capitalized interest	35.I.c	(19,218)	(23,578)	(22,929)
Pre-operating expenses	35.I.d	42,335	42,335	41,226
Provision for pension plan	35.I.e	1,838	729	(620)
Goodwill amortization	35.I.f	1,581	1,581	1,581
Handset discounts	35.I.h	47,217	52,360	2,775
Reversal of the amortization of capitalized interest and foreign exchange variation on concession financing	35.I.i	27,820	27,820	27,820
Others		2,739	-	-
Deferred tax on the other consolidated adjustments, net of valuation allowance		29,816	139	(8,843)
Net income (loss) under US GAAP		(217,900)	92,043	151,515

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Reconciliation of the differences between Brazilian GAAP and US GAAP in shareholders’ equity:

	Reference to notes	2007 As adjusted	2008

Total shareholders’ equity, as adjusted, under Brazilian GAAP		7,771,805	7,790,456
Consolidated adjustments for US GAAP:
(i) Effects of merger with TND:
Portion under common control:
Effects of acquisition of TND by TIM Brasil in 1998	35.I.a(i)	128,708	118,981

Portion acquired from third parties:
Write-up to fair value from acquisition of minority interest	35.I.a(i)	336,268	336,268
Additional amortization and depreciation expense resulting from write-up to fair value	35.I.a(i)	(252,813)	(315,598)
Transaction costs	35.I.a(i)	8,557	8,557
Deferred tax on the effects of merger with TND	35.I.a(i)	(31,683)	(7,028)

(ii) Effects of acquisition of minority interests of TIM Celular and TIM Nordeste:

Write-up to fair value from acquisition of minority interest	35.I.a(ii)	249,006	249,006
Additional amortization and depreciation expense resulting from write-up to fair value	35.I.a(ii)	(161,203)	(218,199)
Deferred tax on the effects of acquisition of minority interests	35.I.a(ii)	(29,853)	(10,474)
Goodwill	35.I.a(ii)	13,294	13,294

(iii) Effects of acquisition of TIM Celular

Common control acquisition of TIM Nordeste:
Effects of acquisition of TIM Nordeste by TIM Brasil in 2000 and 2002	35.I.a(iii)	80,427	80,427
Additional amortization and depreciation expense resulting from write-up to fair value	35.I.a(iii)	(80,405)	(80,427)

Other consolidated adjustments for US GAAP:

Capitalized interest	35.I.c	183,722	199,571
Amortization of capitalized interest	35.I.c	(81,652)	(104,581)
Pre-operating expenses	35.I.d	(190,255)	(149,029)
Provision for pension plan	35.I.e	2,567	1,947
Goodwill amortization	35.I.f	9,684	11,265
Corporate reorganization – acquisition of minority interest	35.I.g	14,520	14,520
Handset discounts	35.I.h	(2,775)	-
Reversal of capitalized interest and foreign exchange variation on concession financing	35.I.i	(350,326)	(350,326)
Reversal of amortization of capitalized interest and foreign exchange variation on concession financing	35.I.i	236,875	264,695
Effect of deferred taxes on the other consolidated adjustments, net of valuation allowance		32,103	23,260

Shareholders' equity under US GAAP		7,886,571	7,876,585

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

The amount of goodwill not allocated was amortized up to December 31, 2001 in accordance with SFAS No. 142, considering a period of 11 years based on the remaining period of the concession. In 2000, TIM Brasil concluded a restructuring process in which an amount of R$204,781, related to the fiscal benefit of such goodwill, was pushed down to TND, which was recorded as deferred tax assets. The intangible assets related to customer list and concession have been amortized since 1998. Therefore, for US GAAP purposes and in connection with the merger, the remaining goodwill recorded by TIM Brasil related to TND was pushed down to the Company. As of December 31, 2007 and December 31, 2008, the effect of the push down was as follows:

	2007	2008
Total amount acquired in 1998	640,699	640,699
Fiscal benefit resulting from goodwill pushdown	(204,781)	(204,781)
Accumulated amortization of goodwill, amortized up to December 31, 2001	(185,006)	(185,006)
Accumulated amortization of customer list, fully amortized by December 31, 2002	(24,932)	(24,932)
Accumulated amortization of concession	(97,272)	(107,000)
	128,708	118,980
Deferred tax liability related to concession	(3,308)	-
Total effect of push down	125,400	118,980

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

The adjustments to reflect the additional amortization expense under US GAAP for the years ended 2006, 2007 and 2008 from the write-up to fair value for the acquisition of TND by TIM Brasil in 1998 were R$9,727, R$9,727 and R$9,727, respectively.

-	Customer list of R$24,932 with annual amortization expense of R$4,986 was fully amortized by December 31, 2002.

-	Concession of R$107,000 with annual amortization expense of R$9,727 was fully amortized by December 31, 2008.

-	Goodwill of R$508,767 was amortized up to December 31, 2001 and in accordance with SFAS No. 142, beginning in 2002 this goodwill was not subject to amortization.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

The balances of the fair value increments and the related deferred income taxes at December 31, 2007 and December 31, 2008 were:

	2007
	Property, plant and equipment	Concession	Customer list	Total

Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(32,376)	(89,866)	(130,571)	(252,813)
	25,888	31,453	26,114	83,455

Deferred income taxes	8,802	10,694	8,879	28,375

	2008
	Property, plant and equipment	Concession	Customer list	Total

Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(42,088)	(116,825)	(156,685)	(315,598)
	16,176	4,494	-	20,670

Deferred income taxes	5,500	1,528	-	7,028

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$75,844 (R$50,057, net of tax), R$75,844 (R$50,057, net of tax) and R$62,785 (R$41,439, net of tax) for the year ended December 31, 2006, 2007 and 2008, respectively.

-	Property, plant and equipment of R$58,264 with annual depreciation expense of R$9,712 is being amortized over its average useful life of 6 years.

-	Customer list of R$156,685 with annual amortization expense of R$39,171 (R$26,114 in 2008) was totally amortized over its useful life of 4 years.

-	Concession of R$121,319 with annual amortization expense of R$26,960 is being amortized over its useful life of 4.5 years.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

The purchase price of the transaction was allocated as follows:

Fair value increments:
Property, plant and equipment	39,412
Concession	73,771
Customer list	135,823
Deferred tax liability	(84,662)
Adjustments to fair value	164,344
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	446,518
Goodwill	13,294
Purchase price	624,156

The balances of the fair value increments and the related deferred income taxes at December 31, 2007 and 2008 were:

	2007
	Property, plant and equipment	Concession	Customer list	Total

Cost	39,412	73,771	135,823	249,006
Accumulated amortization/depreciation	(16,972)	(56,512)	(87,719)	(161,203)
	22,440	17,259	48,104	87,803

Deferred income taxes	7,630	5,868	16,355	29,853

	2008
	Property, plant and equipment	Concession	Customer list	Total

Cost	39,412	73,771	135,823	249,006
Accumulated amortization/depreciation	(23,542)	(72,982)	(121,675)	(218,199)
	15,870	789	14,148	30,807

Deferred income taxes	5,396	268	4,810	10,474

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$62,401

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

(R$41,185 net of tax), R$62,401 (R$41,185 net of tax) and R$56,996 (R$37,617 net of tax) for the year ended December 31, 2006, 2007 and 2008, respectively.

-	Property, plant and equipment of R$39,412 with annual depreciation expense of R$6,570 is being amortized over its average useful life of 6 years.

-	Customer list of R$135,823 with annual amortization expense of R$33,956 is being amortized over its useful life of 4 years.

-	Concession of R$73,771 with annual amortization expense of R$21,876 (R$16,470 in 2008) is being amortized over its useful life of 3.4 years.

The Company incurred transaction costs of R$7,767 associated with the acquisition. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting in the acquisition cost.

(iii) Acquisition of TIM Celular

As explained in note 2-a, the Company acquired TIM Celular and its wholly-owned subsidiaries, TIM Nordeste, CRC and Blah on March 16, 2006. For Brazilian GAAP purposes, in the year of acquisition, the results of operations of the TIM Celular were included in the results of operations of the Company for the entire year, as required by the merger agreement.

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
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

For US GAAP purposes, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses.

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2006	2007	2008
Capitalized interest difference

US GAAP capitalized interest:	35,347	31,631	18,496
Less Brazilian GAAP capitalized interest:	(16,564)	(11,347)	(2,647)

US GAAP difference	18,783	20,284	15,849

Amortization of capitalized interest difference

Brazilian GAAP amortization of capitalized interest:	1,363	9,957	6,922
Less US GAAP amortization of capitalized interest:	(20,580)	(33,535)	(29,851)

US GAAP difference	(19,217)	(23,578)	(22,929)

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

e.  Pensions and other post-retirement benefits

As discussed in note 31, the Company and its subsidiaries sponsor pension plans and other post-retirement benefit plans. Through December 31, 1999 all plans were considered to be multi-employer defined benefits plans, in which the Company and its subsidiaries contribute towards the pension and other post-retirement benefits on the basis of a fixed percentage of salary, as annually recommended by independent actuaries. For the purposes of the financial statements under the accounting practices established by Brazilian GAAP and for US GAAP purposes, the companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

At December 31, 2007 and 2008, the liability of R$2,567 and R$1,946, respectively, related to multiemployer plans (PAMA) recorded under Brazilian GAAP was reversed for US GAAP purposes.

f.  Goodwill amortization

The Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on TIM Sul (merged by TIM Celular). For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization for the years ended December 31, 2006, 2007 and 2008 is R$1,581, R$1,581 and R$1,581, respectively.

For US GAAP purposes, as required by SFAS No. 142, the Company makes annual assessments of all goodwill amounts recorded, including the amount discussed above. Based on management’s assessment of the fair value of the Company’s recorded goodwill amounts, there was no impairment recorded for US GAAP purposes as of December 31, 2006, 2007 and 2008.

g.  Corporate reorganization – acquisition of minority interest

In 2002 the Company started a corporate reorganization, which was concluded in 2003, in which TIM Sul (formerly Telepar Celular S.A) acquired the Company’s and minority

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

h.  Handset discounts

From 2004 to July 2006, the Company had combined sales, offering a discount on future telecommunications services to clients that purchased handsets and entered into a service contract (postpaid plan). The price of the handset and the discount were reflected in the clients’ future invoices, in equal installments, based on the handsets’ original prices. For Brazilian GAAP purposes, the handset sales revenue were recognized at the gross amount when sold and the discounts are recognized on a monthly basis as a reduction in the service revenues. Under US GAAP, in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company divides this arrangement into separate units of accounting and recognizes the discount on the handset when sold.

i.  Capitalized interest and foreign exchange variation on concession financing

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

j.  Incentives to customers

The subsidiaries granted incentives to certain customers that are classified as financial expenses for Brazilian GAAP purposes. For US GAAP purposes, such incentives of R$20,017 for the year ended December 31, 2006, are classified as

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)
reductions in revenue. For the years ended after December 31, 2006, these incentives to customers are classified as reductions in revenues also for Brazilian GAAP purposes, eliminating the adjustments made for US GAAP purposes.

k.  Earnings (loss) per share

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

The following table sets forth the computation of basic and diluted loss per common and preferred shares:

	Years ended December 31,
	2006	2007	2008

Numerator:
Net income (loss) for the year under US GAAP	(217,900)	92,043	151,515
Preferred dividends	(297,225)	(211,987)	(171,144)
Loss attributable to common shareholders	(515,125)	(119,944)	(19,629)

Denominator:
Weighted-average outstanding shares (in thousand)
Common	791,736	793,766	798,228
Preferred	1,532,669	1,536,600	1,545,238

Earnings/(loss) per share (basic and diluted)
Common shares	(0.651)	(0.151)	(0.025)
Preferred shares	0.194	0.138	0.111

As mentioned in note 18, on May 30, 2007 the shareholders of the Company approved a 1,000 to 1 reverse stock split. The reverse stock split intended facilitate the trading of the Company’s shares, which are now being traded through individual shares instead of lots of 1,000 shares.

For Brazilian GAAP purposes, the effects of the reverse stock split are not applied retroactively. Therefore, earnings (loss) per share were not affected and are still being presented per thousand shares for the year ended December 31, 2006.

Under US GAAP, the effects of the reverse stock split are applied retroactively, affecting the earnings (loss) per share calculation. As such, the Company is presenting earnings (loss) per individual share and not per thousand shares for US GAAP purposes.

l.  Incorporation of tax benefit of goodwill by subsidiaries

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
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

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

m.  Income taxes

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

A reconciliation of the beginning and ending amount of unrecognized income tax benefits is as follows:

	2007	2008

Balance at the beginning of the year	32,750	64,762
Additions based on tax positions	11,610	-
Interest and penalties	20,402	5,244
Settlements	-	-
Balance at the end of the year	64,762	70,006

The unrecognized tax benefits are related to several assessment notices against subsidiary TIM Nordeste. See note 16 for details on the assessments.

The Company and its subsidiaries file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2002. As a large taxpayer, the Company and its subsidiaries are under continuous examination by the Brazilian federal tax authorities.

n.  Inventories owned by the subsidiaries and provided free of charge to corporate

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

The amounts of inventoriable costs incurred by the Company and reclassified to non-current assets, net of amortization was R$255,369 and R$316,847 as of December 31, 2007 and 2008, respectively.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

o.  Cash equivalents

Under Brazilian GAAP, cash equivalents are investments with maturities of three months or less at the balance sheet date. For US GAAP, cash equivalents are investments with original maturities of three months or less as the time of purchase to be cash equivalents. There was no reclassification identified between Brazilian GAAP and US GAAP.

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

q.  Liability related to reverse stock split

In 2007 the Company performed a reverse stock split of its shares. At that time, every group of 1,000 shares was converted to 1 share. As a result the reverse stock split, a liability of R$20,669 was generated by the Company due to fractions of shares to refund the shareholders. Under Brazilian GAAP, such liability was classified in noncurrent liability, considering that it is not probable that an effective cash out will occur in the near future. Under US GAAP, the liability was classified as current liabilities since it is payable on demand.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

II         Changes in shareholders’ equity under US GAAP

Balances as of December 31, 2006	8,154,908

Net income	92,043
Common dividends (note 35-p) (*)	(153,538)
Preferred dividends (note 18-d)	(211,987)
Lapsed dividends	5,145

Balances as of December 31, 2007	7,886,571

Net income	151,515
Preferred dividends (note 18-d)	(171,144)
Lapsed dividends	9,643

Balances as of December 31, 2008	7,876,585
(*) Common share dividends for the year ended December 31, 2006 were approved by shareholders during 2007.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

36.	Additional disclosures required by US GAAP

a.     Condensed Consolidated Balance Sheets and Statements of Operations – US GAAP

The following are the condensed consolidated balance sheets of the Company under US GAAP at December 31, 2007 and 2008:

ASSETS	2007	2008

Current assets
Cash and cash equivalents	1,117,410	1,531,543
Short-term investments	55,255	23,048
Accounts receivable, net	3,027,155	2,635,355
Inventories	278,126	548,514
Recoverable taxes	495,932	603,353
Deffered tax and social contribution	-	59,356
Prepaid expenses	237,206	155,825
Operations with derivatives	17,661	260,925
Other current assets	23,981	26,839
Total current assets	5,252,726	5,844,758

Noncurrent assets
Long-term investments	3,989	9,911
Recoverable taxes	233,482	226,975
Deferred tax and social contribution	-	131,463
Prepaid expenses	5,495	13,693
Judicial Deposits	102,402	143,924
Operations with derivatives	-	126,648
Other noncurrent assets	262,643	324,116
Property, plant and equipment, net	4,734,087	4,609,281
Intangibles, net	3,906,008	4,747,564
Goodwill	161,605	161,605

Total assets	14,662,437	16,339,938

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	2007	2008

Current liabilities
Accounts payable and accrued expenses	3,879,732	4,028,926
Loans and financing	766,476	1,482,705
Operations with derivatives	15,589	52,448
Deferred income tax and social contribution	-	14,703
Dividends and interest on shareholders' equity payable	239,508	193,365
Other current liabilities	136,187	134,086
Total current liabilities	5,037,492	5,906,233

Noncurrent liabilities
Loans and financing	1,325,687	2,066,514
Operations with derivatives	-	10,814
Provision for contingencies	215,740	253,370
Deferred income tax and social contribution	-	10,141
Asset retirement obligations	192,137	211, 802
Other noncurrent liabilities	4,810	4,479

Shareholders' equity	7,886,571	7,876,585
Total liabilities and shareholders' equity	14,662,437	16,339,938

The following are the condensed consolidated statements of operations of the Company under US GAAP for the years ended December 31, 2006, 2007 and 2008:

	2006	2007	2008

Net revenues	10,165,448	12,494,002	13,083,741

Costs of goods sold and services rendered	(5,553,558)	(6,752,292)	(7,084,445)
Gross profit	4,611,890	5,741,710	5,999,296

Operating income (expenses):
Selling, general and administrative	(4,181,329)	(4,900,346)	(5,203,793)
Other operating expenses	(300,235)	(371,718)	(384,307)
	(4,481,564)	(5,272,064)	(5,588,100)
Operating profit (loss)	130,326	469,646	411,196

Financial expenses, net	(225,219)	(261,216)	(359,126)

Income (loss) before taxes	(94,893)	208,430	52,070

Income tax expense	(123,007)	(116,387)	99,445

Net income (loss) for the year	(217,900)	92,043	151,515

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

b.     Pension and other post-retirement benefits

As discussed in note 30, the Company, and practically all other companies belonging to the TELEBRÁS system, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by SISTEL.

In December 1999, the Company and the other companies participating in the plans identified in these consolidated financial statements as PBS-A-SISTEL and PAMA-SISTEL reached an agreement to remove the active employees from the pension plan and create a new plan for each one of the new holding companies, including the Company (plans as identified in note 31). The parties agreed to allocate the plan assets based on the reserves under the Brazilian GAAP. The allocation of the initial transition liabilities and non-amortized gains and losses was based on the projected benefit liability (PBO) of each individual employer divided by the total SISTEL PBO in December 31, 1999, under SFAS No. 87. Retirees of the new holding companies participating in the SISTEL-defined pension plan would remain as part of the SISTEL multi-employer defined plan. The post-retirement health benefit plans would also remain as multi-employer defined plans; SISTEL, however, no longer subsidizes life insurance premiums for retirees.

The change in benefit obligation and plan assets, as well as the funding status on December 31, 2007 and 2008 for the pension plans for the active employees of TIM Celular and TIM Nordeste and the annual pension cost of the active employees Company’s sponsored defined benefit plan pension in accordance with US GAAP, are summarized below:

	2007	2008

Projected benefit obligation at beginning of year	23,842	25,948
Service cost	49	25
Interest cost	2,358	2,693
Actuarial (gain) loss	1,456	160
Benefits paid	(1,755)	(1,902)
Projected benefit obligation at end of year	25,950	26,924
	-
Change in plan assets
Fair value of plan assets at beginning of year	40,687	45,122
Actual return on plan assets	6,083	3,266
Contributions	106	60
Benefits paid	(1,755)	(1,902)
Fair value of plan assets at end of year	45,121	46,546

Funded status	19,174	22,102
Unrecognized net actuarial gains	(9,704)	(9,445)
Unrecognized net transition obligation, net	195	94
Net amount recognized	9,665	12,751

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Amounts to be recognized in the statement of financial position consist of (*):

	2007	2008

Prepaid benefit cost	19,171	22,102
Accrued benefit cost	-	-
Intangible assets	-	-
Net amount recognized	19,171	22,102
(*)No asset was recognized by the sponsors because this amount is not refundable to the participants and because future sponsor contributions will not be reduced.

The accumulated benefit obligation for all defined benefit pension plans was R$25,875 and R$24,418 at December 31, 2007 and 2008, respectively.

The components of net periodic benefit cost for the TIM Celular and TIM Nordeste plan for the years ended December 31, 2006, 2007 and 2008 are as follows:

	Years ended December 31,
	2006	2007	2008

Service cost	89	49	25
Interest cost	2,496	2,358	2,693
Expected return on plan assets	(4,786)	(4,198)	(5,560)
Amortization of unrecognized gains	(443)	(340)	(268)
Amortization of transitional obligation	102	102	102
Expected participants’ contributions	(60)	(44)	(35)

Net periodic benefit cost	(2,602)	(2,073)	(3,043)

The actuarial assumptions for December 31, 2007 and 2008 used in the computation of the funding status of the PBS-A-SISTEL, PBS-TIM Celular and the PBS-TIM Nordeste were the following:

	2007	2008

Discount rates to determine the projected benefit liabilities	10.77%	11.82%
Rate of growth in compensation levels	6.59%	6.59%
Expected long-term rate of return for the plan assets	12.57%	12.11%
Inflation	4.50%	4.50%

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Plan Assets

TIM Celular and TIM Nordeste pension plans weighted-average asset allocations at December 31, 2007 and 2008, by asset category were as follows:

	2007	2008

Equity securities	5%	4%
Debt securities	95%	96%
Total	100%	100%

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

Cash Flows

The Company expects to contribute R$37 to its pension plans in 2009. The expected future benefit payments in 2007 and 2008 can be summarized as follows:

2008

2009	2,084
2010	2,159
2011	2,236
2012	2,316
2013	2,398
2014 to 2017	13,377

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

A summary of the funding status of the Sistel (PBS-A- SISTEL) pension plans on December 31, 2007 and 2008 for the multi-employer plan is presented below:

	2007	2008

Projected benefit obligation (PBO)	(8,451,066)	(8,312,412)
Fair value of the plan assets	13,706,568	13,656,383
Excess of assets over projected liabilities	5,255,502	5,343,971

A summary of the funding status of the health plan (PAMA) on December 31, 2007 and 2008 for the multi-employer plan is presented below:

	2007	2008

Accumulated postretirement benefit obligation (APBO)	(2,453,104)	(2,337,587)
Fair value of the plan assets	1,122,830	1,109,190
Excess of benefit obligation over assets	(1,330,274)	(1,227,397)

c.	New accounting standards

Recently Adopted Standards

In December 2008, the FASB issued FSP FIN 46(R)-8, “Disclosures about Variable Interest Entities” (FSP FIN 46(R)-8). FSP FIN 46(R)-8 requires enhanced disclosures about a company’s involvement in VIEs. The enhanced disclosures required by this FSP are intended to provide users of financial statements with an greater understanding of: (i) the significant judgments and assumptions made by a company in determining whether it must consolidate a VIE and/or disclose information about its involvement with a VIE; (ii) the nature of restrictions on a consolidated VIEs assets reported by a company in its statement of financial position, including the carrying amounts of such assets; (iii) the nature of, and changes in, the risks associated with a company’s involvement with a VIE; (iv) how a company’s involvement with a VIE affects the company’s financial position, financial performance, and cash flows. This FSP was effective for the year ended December 31, 2008 and had no impact on the Consolidated Financial Statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS 162). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with generally accepted accounting

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

principles in the United States. This statement was effective for the year ended December 31, 2008.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, a standard that provides companies with an option to report selected financial assets and liabilities at fair value. The Standard requires companies to provide additional information that shows the effect of the Company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. The new Statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in FASB Statements No. 157, “Fair Value Measurements”, and No. 107, “Disclosures about Fair Value of Financial Instruments”. This statement was effective for the year ended December 31, 2008 and had no impact on the Consolidated Financial Statements as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

In September 2006, the FASB issued SFAS 158, which requires companies to (i) fully recognize as an asset or liability, the overfunded or underfunded status of defined benefit pension and other postretirement benefit plans; (ii) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; (iii) measure the funded status of defined benefit pension and other postretirement benefit plans as of the date of the company’s fiscal year end; and (iv) provide enhanced disclosures. The provisions of SFAS 158 were effective for the year ended December 31, 2006, except for the requirement to measure the funded status of retirement benefit plans on Company’s fiscal year end, which was effective for the year ended December 31, 2008. Since the Company’s measurement date was already December of each year, this change had no impact on its Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). Since the Company has not changed its current practice, this change had no impact on its Consolidated Financial Statements. See Note 29 on Financial Instruments and 36.i.

In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective for the Company on December 31, 2008 for all financial assets and liabilities recognized or disclosed at fair value in the Consolidated Financial Statements on a recurring basis (at least annually). The adoption of FSP FAS 157-3 had no impact on the Consolidated Financial Statements.

Recently Issued Standards

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” (FSP FAS 132(R)-1). FSP FAS 132(R)-1 amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. FSP FAS 132(R)-1 is effective for the year ending December 31, 2009. As FSP FAS 132(R)-1 only requires enhanced disclosures, management anticipates that the adoption of FSP FAS 132(R)-1 shall not have an impact on the Consolidated Financial Statements.

In November 2008, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"). EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is in the process of evaluating the impact, if any, of EITF 08-6 on its consolidated financial statements.

In November 2008, the FASB ratified EITF Issue No. 08-7, "Accounting for Defensive Intangible Assets" ("EITF 08-7"). EITF 08-7 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. EITF 08-7 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. EITF 08-7 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is in the process of evaluating the impact, if any, of EITF 08-7 on its consolidated financial statements.

In April 2008, the FASB issued FAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FAS 142-3 amends the factors to be considered in

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The Company does not expect FSP 142-3 to have a material impact on its accounting for future acquisitions of intangible assets.

In May 2008, the FASB issued Statement No. 163, Accounting for Financial Guarantee Insurance Contracts—an interpretation of FASB Statement No. 60.  This Statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This Statement also clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities. Those clarifications will increase comparability in financial reporting of financial guarantee insurance contracts by insurance enterprises. This Statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the Statement will improve the quality of information provided to users of financial statements. This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008. Management does not expect the adoption of SFAS 163 will have an effect on its consolidated financial statements.

In March 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of SFAS No. 133” (SFAS 161). SFAS 161 seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (ii) the disclosure of derivative features that are credit risk-related; and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. As SFAS 161 only requires enhanced disclosures, management anticipates that the adoption of SFAS 161 will not have an impact on the Consolidated Financial Statements.

In February 2008, the FASB issued FSP No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which states that SFAS No. 13, “Accounting for Leases,” (SFAS 13) and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under SFAS 13 are excluded from the provisions of SFAS 157, except for assets and liabilities related to leases assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations,” (SFAS

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

141) or SFAS No. 141 (revised 2007), “Business Combinations,” (SFAS 141(R)). The Company will apply FSP No. FAS 157-1 to future leasing transactions.

Also in February 2008, the FASB issued FAS 157-2, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FSP 157-2 partially defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. The adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities is effective beginning January 1, 2009. The Company is still in the process of evaluating the impact that SFAS 157 will have on its nonfinancial assets and liabilities not valued on a recurring basis (at least annually).

In December 2007, the FASB also issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB 51.” This statement clarifies that a non-controlling (minority) interest in a Operating Subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement will be effective prospectively for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. The Company is currently evaluating the provisions of this statement.

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141(R), “Business Combinations.” Statement 141(R) establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009). The impact of the adoption of SFAS 141R on the Company’s consolidated financial position, results of operations will largely be dependent on the size and nature of the business combinations completed after the adoption of this statement.

d.     Segment information

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
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

telecommunication services providers and, therefore, the disclosure of information requirements under US GAAP do not apply.

e.     Comprehensive income

Comprehensive income is not different from net income under US GAAP for 2006, 2007 and 2008.

f.     Termination benefits

The companies in Brazil are required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur. The contribution expense was R$27,239, R$27,098 and R$28,429 for the years ended December 31 2006, 2007 and 2008. Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% (being 40% paid to employee and 10% paid to federal government) of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company.

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

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”) and the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”) or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force will expire in November 2009.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

h.     Income and social contribution taxes

Under US GAAP purposes, the deferred income and social contribution tax assets, with the corresponding valuation allowance, are comprised as follows:

	2007	2008

Goodwill on privatization	86,556	-
Reversal of the provision for integrity of equity	(57,127)	-
Tax benefit related to goodwill paid on privatization	29,429	-
Tax loss carryforwards - income tax	1,491,837	1,649,882
Tax loss carryforwards – social contribution tax	537,037	593,924
Fair value increments from acquisitions of minority interests	(58,234)	(17,501)
Operation with derivatives – assets	(705)	(110,266)
Adjustment to fair value – 3G licenses	-	29,130
Pre-operating expenses	64,686	50,669
Interest and foreing exchange on concession financing	38,574	29,115
Allowance for doubtful accounts	155,019	123,115
Provision for contingencies	73,352	86,146
Handset discounts	944	-
Accelerated depreciation of TDMA equipment	54,783	30,921
Provision for employees’ profit sharing	13,510	11,431
Capitalized interest	(34,703)	(32,297)
Other provisions	22,334	26,293
Valuation allowance	(2,387,863)	(2,304,587)
	-	165,975

Current assets	-	59,356
Current liabilities	-	(14,703)
Noncurrent assets	-	131,463
Noncurrent liabilities	-	(10,141)

The decrease in the valuation allowance was due to the fact that TIM Nordeste, as from 2008, had complied with the requirements to recognize part of the deferred taxes asset for which a full valuation allowance was recorded in previous years.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Income and social contribution tax expenses under US GAAP are as follows:

	2006	2007	2008

Income and social contribution tax expense (note 27)	(203,133)	(166,837)	64,254
Deferred tax on the US GAAP adjustments, net of valuation allowance (note 35)	80,126	50,450	35,191
Total income tax and social contribution tax expense	(123,007)	(116,387)	99,445

The effect of the income tax reduction resulting from the ADENE tax incentive, per shares, for 2006, 2007 and 2008, was as follows:

	2006	2007	2008
Common shares	0.020	0.000	0.042
Preferred shares	-	-	-

The effective tax rate for the Company under US GAAP was (129.13%), 55.84% and 190.98% for 2006, 2007 and 2008, respectively.

i.  Fair value measurements (SFAS 157)

The Company adopted SFAS 157 on January 1, 2008, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, SFAS 157 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

SFAS 157 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1 - Inputs are quoted prices in active markets for identical asset or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

In accordance with SFAS 157, the Company measures its cash equivalents, foreign currency and interest rate derivative swap contracts at fair value. Cash equivalents and short-term investments is classified within Level 1, because it is valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency, interest rate derivative swap contracts and loans and financing are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. The following table summarizes our financial assets and liabilities recorded at fair value as of December 31, 2008 and 2007, except for loans and financings, whose fair value differs from book value:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Description	December 31, 2008		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	Book value	Fair value total

Assets

Cash and cash equivalents	1,531,543	1,531,543	1,531,543	-	-
Short-term investments – composed by Bank Deposit Certificates (CDB)	23,048	23,048	23,048	-	-
Derivative contracts	387,573	387,573	-	387,573	-
Foreign currency derivative contracts	373,480	373,480	-	373,480	-
Interest rate derivative contracts (fixed interest x CDI)	8,200	8,200	-	8,200	-
Interest rate derivative contracts (TJLP x CDI)	5,893	5,893	-	5,893	-

Total assets	1,942,164	1,942,164	1,554,591	387,573	-

Liabilities

Loans and financings, with accrued interest	3,549,219	3,495,308	-	3,495,308	-
Derivative contracts	63,262	63,262	-	63,262	-
Foreign currency derivative contracts	60,640	60,640	-	60,640	-
Interest rate derivative contracts (fixed interest x CDI)	10	10	-	10	-
Interest rate derivative contracts (TJLP x CDI)	2,612	2,612	-	2,612	-

Total liabilities	3,612,481	3,558,570	-	3,558,570	-

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

Description	December 31, 2007		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)
	Book value	Fair value total

Assets

Cash and cash equivalents	1,117,410	1,117,410	1,117,410	-	-
Short-term investments – composed by Bank Deposit Certificates (CDB)	55,255	55,255	55,255	-	-
Derivative contracts	17,661	17,661	-	17,661	-
Foreign currency derivative contracts	460	460	-	460	-
Interest rate derivative contracts (fixed interest x CDI)	7,065	7,065	-	7,065	-
Interest rate derivative contracts (TJLP x CDI)	10,136	10,136	-	10,136	-

Total assets	1,190,326	1,190,326	1,172,665	17,661	-

Liabilities

Loans and financings, with accrued interest	2,126,622	2,128,558	-	2,128,558	-
Derivative contracts	15,589	15,589	-	15,589	-
Foreign currency derivative contracts	6,928	6,928	-	6,928	-
Interest rate derivative contracts (fixed interest x CDI)	(15)	(15)	-	(15)	-
Interest rate derivative contracts (TJLP x CDI)	8,677	8,677	-	8,677	-

Total liabilities	2,142,211	2,144,147	-	2,144,147	-

The valuation method used for the calculation of fair value of loans, financing and derivative instruments (foreign currency and interest rate derivative swap contracts) was the discounted cash flow considering the expected settlements and realization of such financial assets and liabilities at the market rates prevailing at balance sheet date. For derivative instruments the method used for the calculation of fair value is presented in greater detail in Note 29.

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$ 1,281,674 (R$ 58,956 in 2007), substantially in cash and cash equivalents and short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2006, 2007 and 2008
(in thousands of Reais, unless otherwise stated)

For the year ended on December 31, 2008, short-term investments generated incomes of R$ 96,341 (R$ 24,516 in 2007), which was included as financial income.

Also, during the year ended on December 31, 2008, our foreign currency and interest rate derivative swap contracts (CDI x prefixed) generated a gain of R$338,619 and R$1,686 respectively, which have been included as foreign exchange variation in results of operations.

j.  Subsequent event (Unaudited)

Acquisition of Intelig

On April 16, 2009 the managements of TIM Participações S.A.and Docas Investimentos S.A. publicly announced, through a material Fact Note, a Merger Agreement was executed between TIM Participações, its controlling shareholder, TIM Brasil Serviços e Participações S.A. and JVCO Participações Ltda., with the intervenience of Docas, in order to deal with the indirect acquisition of control of Intelig Telecomunicações Ltda., a telecommunications company active in the local, national and international long distance calls, as well as data transmission. This acquisition is planned to occur through the merger into TIM Participações of Holdco Participações Ltda., a company controlled by JVCO, which in turn will hold, upon completion of the merger, 100% of the capital stock of Intelig.

The Agreement sets forth that, upon achievement of certain conditions precedent, particularly prior approval from the National Telecommunications Agency – ANATEL, TIM Participações (i) will absorb the net assets of Holdco, which shall be extinguished; (ii) will succeed Holdco in all of its rights and obligations; and (iii) will become the direct controlling shareholder of Intelig. Once consummated, the Transaction will cause the extinction of the quotas representing the capital stock of Holdco, which will be substituted by common and preferred shares issued by TIM Participações due to the capital increase, in the same proportion of the shares currently issued by TIM Participações, and delivered to JVCO, which currently holds direct control of Holdco.

The Agreement further states that, by virtue of the absorption of the net assets of Holdco, and the consequent capital increase of TIM Participações, JVCO will be attributed a percentage of up to 6.15%of the total common shares, and up to 6.15% of the total preferred shares issued by TIM Participações at the time of the Transaction; this shareholding interest may undergo changes by virtue of variations in the capital stock of TIM Participações and/or the need for adjustments due to the amount of Intelig’s net debt existing at the time of consummation of the Transaction. The completion of the merger is subject to verification and confirmation of the applicable exchange ratio by an economic-financial valuation report to be prepared by a first-rank financial institution for purposes of completing the Transaction.

*            *            *