Form 20-F
period 2009-12-31
TIM PARTICIPACOES SA
filed 2010-06-30
CIK 1066116

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Avenida das Américas, 3,434 - 7º andar
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive offices)

 Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3,434 - 7º andar
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

Common Shares, without par value	843,281,477
Preferred Shares, without par value	1,632,453,583
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes         ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes      ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes         ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes       ☒No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):

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

___________________

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM,” “TIM Participações,” the “Company” or the “Holding Company.” References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”), TIM Celular S.A. (“TIM Celular”), Maxitel S.A. (“TIM Maxitel”), and Intelig Telecomunicações Ltda. (“Intelig”), each a directly or indirectly wholly-owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

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

At a meeting held by the Board of Directors on April 16, 2009, the Company executed a Merger Agreement with Holdco Participações Ltda. (“Holdco”), having its controlling shareholder TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), Intelig Telecomunicações Ltda. (“Intelig”), Docas Investimentos S.A. (“Docas”),  JVCO Participações Ltda. (“JVCO”), , Botofoga Limited (“Botofoga”) and Leo Julian Simpson as intervening parties, for the purpose of acquiring indirect control of Intelig. This acquisition resulted in the merger into the Company, of Holdco, a subsidiary of JVCO, which would in turn hold 100% of the capital stock of Intelig upon conclusion of the merger process.

On December 30, 2009, the Extraordinary General Meeting held by the shareholders of TIM Participações approved the acquisition and merger of Holdco,  a company that had 100% of the capital stock of Intelig, into TIM Participações.

Pursuant to an Extraordinary Shareholders Meeting held on May 30, 2007, our shareholders approved a reverse stock split of the totality of shares issued by us. As a result, the shares were amalgamated at the ratio of one thousand (1,000) existent shares per one (1) share of the respective type. The reverse split approved did not result in modification in the amount of the capital stock and the amalgamated shares granted to their holders the same rights previously established in our bylaws for the respective type of share. Since this Shareholder’s meeting, ADRs have represented ten (10) preferred shares each.

Market Share Data

Market share information is calculated by the Company based on information provided by the Agência Nacional de Telecomunicações, or Anatel. Penetration data is calculated by the Company based on information provided by the Instituto Brasileiro de Geografia e Estatística, or IBGE.

Presentation of Financial Information

Our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which include accounting principles derived from Brazilian Corporations Law and accounting standards and supplementary procedures established by the Comissão de Valores Mobiliários or “CVM” and the Accounting Pronouncements Committee (Comitê de pronunciamentos Contábeis - CPC) of Brazil, and related rules applicable to telecommunications service operators.

 See note 37 to our consolidated financial statements for a summary of the differences between Brazilian GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, as well as a reconciliation to U.S. GAAP of our shareholders’ equity as of December 31, 2009 and 2008 and net income for the years ended December 31, 2009, 2008 and 2007, as described below.

During 2009, TIM Participações S.A. completed the acquisition of the telecommunications company Intelig Telecomunicações Ltda. (“Intelig”) from JVCO Participações Ltda. (“JVCO”) (part of the group controlled by Mr. Nelson Tanure and which conducts business in the communications, real estate and harbor facilities industries) in exchange for participation in TIM Participações’ capital stock.

We account for the Holdco acquisition under Brazilian GAAP as a purchase at book value, generating no goodwill, pursuant to which TIM Participações consolidates the results of Holdco and, in form, Intelig with effect from December 1, 2009. Under Brazilian GAAP, the acquisition of Holdco was considered to have taken place as of November 30, 2009. Accordingly, the 2009 consolidated income statement includes one month operation of Intelig (whole subsidiary of Holdco, which become whole subsidiary of TIM Participações as a result of Holdco merger into TIM PArticipações).

The results of Holdco’s and Intelig’s operations have not been included in the 2009 consolidated financial statements under U.S. GAAP, given that Holdco acquisition date was considered to be December 30, 2009 (the date the acquisition was approved by TIM Participações shareholders).

For information purposes, we present in U.S. GAAP pro forma financial information reflecting the acquisition of Holdco by TIM Participações as if the acquisition had occurred on January 1, 2007 in the case of income statement information. See note 37 of our consolidated financial statements.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States Dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling rate as reported by the Central Bank of Brazil (the “Central Bank”) at December 31, 2009 of R$1.7412 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3A. Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

Selected Financial Data

The following table represents a summary of our selected financial data for the five years ended December 31, 2009. The data are derived from our consolidated financial statements, audited by Ernst & Young Auditores Independentes S.S., and should be read in conjunction with our consolidated financial statements, related notes, and other financial information included herein.

	Year Ended December 31,
	2009 U.S.$	2009 (5) R$	2008 (4) as adjusted R$	2007 (3) (4) as adjusted R$	2006 (2) (3) as adjusted R$	2005 (2) (10) as adjusted R$	2005 (1) (2) pro forma as adjusted R$
(millions of reais or U.S. dollars, unless otherwise indicated)
Statement of Operations Data:
Brazilian GAAP
Net operating revenue	7,562.9	13,105.9	13,147.2	12,483.8	10,138.2	2,918.2	8,368.1
Cost of goods and services	(3,861.2)	(6,723.2)	(7,063.8)	(6,731.9)	(5,530.0)	(1,383.1)	(4,650.8)
Gross profit	3,701.6	6,382.7	6,083.4	5,751.9	4,608.2	1,535.1	3,717.3
Operating expenses:
Selling expenses	(2,555.7)	(4,450.0)	(4,098.4)	(3,890.9)	(3,250.9)	(798.1)	(3,067.7)
General and administrative expenses	(614.8)	(1,070.5)	(1,127.4)	(1,032.8)	(954.9)	(185.9)	(795.2)
Other net operating expense	(221.2)	(385.2)	(366.7)	(311.6)	(202.3)	(25.3)	(255.5)
Operating income (loss) before financial income (expenses)	273.9	477.0	490.9	516.6	200.1	525.8	(401.1)
Net financial income (expense)	(147.4)	(256.6)	(375.0)	(281.5)	(264.0)	63.3	(350.1)
Operating income (loss)	126.5	220.4	115.9	235.1	(63.9)	589.1	(751.2)
Net non-operating income (expense)	-	-	-	-	-	(2.2)	(5.5)
Income (loss) before taxes and minority interests	126.5	220.4	115.9	235.1	(63.9)	586.9	(756.7)
Income and social contribution taxes	(3.2)	(5.5)	64.3	(166.8)	(203.1)	(140.5)	(176.1)
Minority interests	-	-	-	-	-	(21.5)	(21.5)
Net income (loss)	123.3	214.9	180.2	68.3	(267.0)	424.9	(954.3)
Net income (loss) per share in 2009 to 2007 and per 1,000 shares outstanding in 2006 to 2005 (reais)	0.05	0.09	0.08	0.03	(0.11)	0.48	n/a

Number of shares outstanding:
Common shares (in millions)	n/a	843	798	795	793,544	299,611	n/a
Preferred shares (in millions)	n/a	1,632	1,545	1,539	1,536,171	579,965	n/a
Dividends per share in 2009 to 2007 and per 1,000 shares in 2006 to 2005 – reais(6)	n/a	0.10	0.11	0.14	0.19	0.14	n/a
Dividends per share in 2009 to 2007 and per 1,000 shares in 2006 to 2005 – in U.S. dollars (7)	n/a	0.06	0.05	0.08	0.09	0.06	n/a

U.S. GAAP(8)
Net operating revenues	7,497.4	13,054.4	13,150.0	12,536.1	10,165.4	8,329.9	-
Operating income (expense)	150.6	262.3	52.1	208.4	130.2	(510.4)	-
Net income (loss)	161.5	281.2	151.5	68.3	(217.9)	(929.2)	-

Balance Sheet Data:
Brazilian GAAP
Property, plant, equipment and software, net	4,238.3	7,379.7	6,971.4	7,021.8	7,185.9	1,872.7	7,815.9
Total assets	10,021.7	17,449.7	16,239.5	14,564.0	14,206.7	4,457.4	15,233.9
Loans, financing and debentures	2,349.0	4,090.1	3,497.7	2,097.4	2,156.3	129.0	1,819.6
Shareholders’ equity	4,779.9	8,322.7	7,790.5	7,771.8	7,910.3	2,714.8	8,622.7
Capital stock	4,680.2	8,149.1	7,613.6	7,550.5	7,512.7	1,472.1	7,455.9

U.S. GAAP(8) (9)
Property, plant, equipment and software, net	4,099.5	7,138.1	6,781.6	6,916.9	7,028.8	7,714.0	-
Total assets	10,246.2	17,840.7	16,339.9	14,667.6	14,271.9	15,417.2	-
Loans and financing	2,349.0	4,090.1	3,497.7	2,113.5	2,140.9	1,808.8	-
Shareholders’ equity	4,995.5	8,698.1	7,876.6	7,886.6	8,154.9	8,665.5	-

(1)	The pro forma information 2005 reflects the TIM Celular Acquisition as if it had occurred on January 1, 2005 for Statement of Operations information.

(2)
For consistency of presentation with 2008, amounts in 2007, 2006 and 2005 have been adjusted to reflect: reclassification of the amortization of the tax benefit related to the goodwill paid in the privatization from other net operating expense to income and social contribution taxes, reclassification of PIS/COFINS tax credit, previously recorded as other net operating expenses, to credit in deductions from revenues and credit net financial income, reclassification of income tax on remittance from net financial expense to cost of services and adjustment of income tax incentive (Adene) to the net income (loss), resulting from the change in accounting principles.

(3)
For consistency of presentation with 2008, amounts in 2007 and 2006 have been adjusted to reflect: reclassification of intangible assets intended for the Company’s operations to a specific group called “intangible”; accounting of borrowing costs as a reduction of  “loans and financing” and amortization of them over the contract period (up to December 31, 2007, these costs were amortized on a straight-line basis, over the duration of the loan); accounting of derivative instruments at fair value; new treatment for lapsed dividends (dividends not claimed by shareholders within the time limit determined by Brazilian law), earlier accounted for in profit and loss, now to be accounted for within shareholders’ equity; reclassification of  non operating income to other operating income. See note 3-c and e to our consolidated financial statements for further detail. The 2005 financial statements were not adjusted to reflect such effects.

(4)
For consistency of presentation with 2009, amounts in 2008 and 2007 have been adjusted to reflect the reclassification of  “penalties for contract break” to service revenues, previously classified as other operating income. Please see note 3d to our consolidated financial statements.

(5)	The Brazilian GAAP amounts of TIM Participações reflect the December, 2009 results of Intelig.

(6)
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

(7)
Amounts expressed in U.S. dollars, according to the exchange rate applicable at the date of the relevant shareholders’ general meeting that approved the distribution of dividends and interest on shareholders’ equity.

(8)
The U.S. GAAP amounts of TIM Participações S.A. in 2005 reflect the TIM Celular Acquisition as a business combination of entities under common control similar to a pooling-of-interest. Accordingly, such exchange of shares was accounted for at historical carrying values.

(9)
The US GAAP amounts of TIM Participações reflect the Holdco acquisition at the purchase method. The results of Intelig’s operations have not been included in the 2009 consolidated financial statements since the acquisition date was considered to have taken place as of December 30, 2009. Therefore, only balance sheet amounts have been consolidated.

(10)
In accordance with ASC 805 “Business Combination”, the non-controlling interest of R$21.5 million in the year ended December 31, 2005 was included in the determination of net income. Such minority interest amount had previously been excluded from the year then ended income.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

In 2006, the real appreciated 8.7% against the U.S. dollar between December 31, 2005 and 2006. Despite this appreciation, the country had a positive current account balance of US$6.3 billion. For the fourth consecutive year, the Current Transactions/PIB ratio, an indicator of vulnerability to international financial crises, was positive, showing the country’s lower exposure to risk. The average unemployment rate increased to 10.0% as of December 31, 2006 in the country’s main metropolitan regions, in accordance with estimates disclosed by the IBGE. In 2006, the inflation rate, as measured by the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampio, or IPCA), was 3.1%, and the average Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP) was 6.8%. International reserves also reached record levels and the highest quality thus far, reducing the presence of short-term capital.

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

In 2008, the Brazilian economy performed well until the third quarter, growing by 6.38%, which was across all components of GDP and was fully driven by domestic demand. The net contribution of domestic demand to GDP growth in the first nine months of 2008 was 8.1 percentage points, while the foreign demand had a net negative impact of 2.5 p.p. on GDP. The new economic scenario that impacted the country's economy from October resulted in a slowdown in economic activity in the past quarter in a yearly comparison. Despite the adverse scenario that gripped the country in the last quarter of 2008, real economic growth in 2008 was more than 5% due to the strong economic growth in the first nine months. Before September 2008, the Federal Government maintained a restrictive monetary policy, due to inflationary pressures, increasing interest rates by 250 basis points between April and September 2008, and pushing the SELIC rate (the official interest rate published by the Central Bank), from 11.25% p.a. to 13.75% p.a. In September 2008, following the worsening of the international financial crisis and its adverse effects on the Brazilian economy, COPOM began to shift to an expansionist monetary policy cutting the SELIC rate by 100 basis points in to 12.75% p.a. in January, 2009.

The international financial crisis had an adverse impact on the Brazilian economy in 2009. However, economic indicators in Brazil were less affected than in other areas including the United States and Europe, partially due to a combination of the positive effects of prior adjustments and a prompt fiscal, monetary and economic response by the Federal Government. During this period, the SELIC basic interest rate reached a historical level of 8.75% p.a.

Low interest rates contributed to an increase of 82.6% in the Ibovespa during 2009. A strong inflow of foreign capital contributed to an approximately 25.4% appreciation of the Brazilian Real to the U.S. dollar.

The table below sets forth data regarding GDP growth, inflation, interest and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2007		2008		2009
GDP growth (1)		5.4%		5.1%	(0.2%)
Inflation (IGP-M) (2)		7.8%		9.8%	(1.72%)
Inflation (IPCA) (3)		4.6%		5.9%	4.3%
DI Rate (4)		11.8%		12.4%	8.65%
TJLP (5)		6.2%		6.2%	6.0%
Appreciation (devaluation) of the real against the U.S. dollar		17.2%		(32.0%)	25.4%
Exchange rate (closing)—R$ per US$1.00	R$	1.771	R$	2.337	1.7412
Average exchange rate—R$ per US$1.00 (6)	R$	1.948	R$	1.837	1.9935

(1)	The Brazilian GDP for 2007, 2008 and 2009 was calculated using the new procedures adopted by the IBGE.

(2)	Inflation (IGP-M) is the general market price index as measured by FGV, and represents data accumulated over the 12 months in each year ended December 31, 2007, 2008 and 2009.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2007, 2008 and 2009.

(4)	The DI rate is the average inter-bank deposit rate performed during the day in Brazil (accrued as of the last month of the period, annualized).

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate on the last day of each year.

Sources: Banco Nacional de Desenvolvimento Econômico – BNDES, Central Bank, Fundação Getúlio Vargas – FGV, and IBGE.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Year End
2005	2.7621	2.1633	2.4341	2.3407
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1520	1.7325	1.9483	1.7713
2008	2.5004	1.5593	1.8375	2.3370
2009	2.4218	1.7024	1.9935	1.7412

	Reais per U.S. Dollar
Month	High	Low
December 2009	1.7879	1.7096
January 2010	1.8748	1.7227
February 2010	1.8773	1.8046
March 2010	1.8231	1.7637
April 2010	1.7806	1.7306
May 2010	1.8810	1.7315
June 2010 (through June 25, 2010)	1.8658	1.7663

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

On April 13, 2010, we set out our strategic priorities for the 2010-2012 period. Our strategy is aimed at improving revenues and selective growth, while maintaining financial discipline. To achieve this goal, we will focus on strengthening our position by leveraging mobile telephony to enable broadband growth and exploiting opportunities arising from fixed-line to mobile substitution. See “Item 4B. Information on the Company—Business Overview—Mobile Service Rates and Plans.”

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

We also expect to face increased competition from other wireless telecommunications services, such as digital trunking, because these services are generally less expensive than cellular telecommunications services. In addition, technological changes in the telecommunications field, such as the development of Third Generation or “3G” and Voice over Internet Protocol or “VOIP,” are expected to introduce additional sources of competition.

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

The Federal Government may revise the current regulatory framework for service exploration in an effort to reduce unfair competition between fixed incumbents and others in the industry. For example the merger between the two concessionaires Oi and Brasil Telecom would represent a step back from the liberalization architecture and would hamper competition if not counterbalanced by appropriate regulatory measures (such as Local Loop Unbundling obligations).

Anatel is expected to auction bandwidths in the 3.5 and 10.5 GHZ (WI-MAX) spectrum to provide broadband wireless and fixed telephony services. Anatel cancelled the auction scheduled to take place in 2006. New bidding terms have not yet been made public and according to information currently available from Anatel, the new auction will probably take place in the second half of 2011. While we intend to bid for these bandwidths, there is no assurance that our bids will be successful. Purchasers of these bandwidths may offer services that could compete with our services. TIM intends to bid for these bands.

Anatel published a Public Consult to auction Band H, in December 2009. The Public Consult concluded on February 22, 2010, and the auction will likely take place in the 3rd Quarter of 2010. If Nextel or a new player seeking to enter the market purchases Band H, we will face increased competition.

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

Our business, as a cellular telecommunications services provider, depends on our ability to maintain and expand our cellular telecommunications services network. We believe that our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	increasing marketing activities; and

•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel.

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

Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2009, our subsidiaries, had approximately R$4.2 billion in consolidated outstanding indebtedness (post hedge). If we are unable to meet these debt service obligations, or comply with the debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

In addition, because of our net debt position in 2009 of R$1.7 million (loans plus accrued interest and derivatives (liabilities), less cash and cash equivalents, derivatives (assets) and short term investments), we may need additional funding to meet our obligations and to conduct our activities and in the event public or private financial is unavailable, our financial condition and results and, consequently, the market price for our shares may be adversely affected.

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

The Secretariat for Economic Law (SDE) recommended on March 25, 2010 that the Brazilian antitrust authority (CADE) sanction TIM, Claro and Vivo in connection with anti-competitive practices in charging high MTR (Mobile Termination Rate) that allegedly aims to produce high costs for competitors while the public prices are lower than the MTR. No material adverse effect on the Company is expected.

This sanction resulted from an administrative procedure demanded by regional competitors GVT, Intelig, Transit do Brasil and Easyfone, after SDE concluded that the mobile interconnection fees charged by TIM, Claro, and Vivo were substantially lower than those charged to fixed operators – which could be characterized as cartelized conduct.

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

The Brazilian telecommunications regulator, Anatel, approved the acquisition of Olimpia by Telco, and imposed certain restrictions to guarantee the total segregation of the business and operations of the two groups, Telefónica and TIM, in Brazil.  Anatel already ratified the full compliance of TI and TIM, with the measures to be adopted immediately after the approval.

The additional measures required by Anatel in May 2008, which were timely submitted to Anatel by TIM, set forth that the companies of the TI group in Brazil shall present to Anatel copies of the minutes of the meetings of its shareholders when the subject matter concerns agreements with companies under the shareholding control of Telefónica in Brazil and information related to the execution of any agreements between companies under the shareholding control of Telefónica and TI in connection with telecom services to be rendered in Brazil.

On April 28, 2010, CADE, the Brazilian antitrust authority, approved the aforementioned transaction, conditioned upon the execution of a Performance Commitment Agreement (Termo de Compromisso de Desempenho – TCD), by the requesters and TIM Brasil Serviços e Participações S.A. (“TIM Brasil”).

The obligations set in the TCD corroborate the measures established by Anatel, implemented by TIM Brasil and its subsidiaries, and add restrictions established by CADE, currently has responsibility for inspecting and monitoring compliance with the TCD requirements.

The approval of the merger by CADE, in addition to the prior consent granted by Anatel, constitute the relevant regulatory authorizations required by the Brazilian law.

See “Item 4.A. Information on the Company—History and Development of the Company—Acquisition of Olimpia S.p.A.”

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

In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

•	the rules set forth by Anatel, the primary telecommunications industry regulator in Brazil;

•	the PCS authorizations under which we operate our cellular telecommunications business;

•	the fixed authorizations (local, national long distance, international long distance under and multimedia service) under which we operate our telecommunications business;

•	the Consumer Defense Code; and

•	the General Telecommunications Law (Law No. 9,472/97, as amended).

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

Our business is subject to extensive government regulation, including any changes that may occur during the period of our concession to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among others:

•	industry policies and regulations;

•	licensing;

•	rates and tariffs for telecommunications services;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	interconnection and settlement arrangements; and

•	universal service obligations.

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

Our radio frequency authorizations for the 2100 MHz band that we use to provide data services will expire in April 2023 and are renewable for one additional 15-year period, requiring payment in two-year intervals of the equivalent to 2% (two percent) of the prior year’s service revenue net of tax, including interconnection and excluding VAS revenues, by way of investment under the Basic and Alternative Service Plans, which have the goal of broadening telecommunications penetration in Brazil.

Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

The telecommunications industry is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes. For example, the telecommunications industry has introduced the 3G mobile telephone services. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

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

 In addition, federal and state tax authorities in Brazil have brought actions challenging the tax treatment of certain components of the service revenues earned by mobile telecommunications providers, such as the application of ICMS to activation fees and monthly subscription charges. As of December 31, 2009, we are subject to approximately 1,512 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$2.5 billion. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

Anatel issued new regulations on interconnection rules from 1997 to 2005, some of which could have an adverse effect on our results. The rules that may adversely affect our results are (1) Anatel had defined clearly that same SMP provider with different authorization areas receive only one instead of two interconnection charges (VU-M) for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for VU-M does not reach success, Anatel can, from April 2010 on, apply the Full Allocated Cost model (allocation of various costs of service to get to a basic price). These regulations can have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for economic groups without significant market power. However, the consolidation of authorization terms in Regions I and II, in 2009, produced a less than expected effect in network remuneration since the negotiated MTR values were slightly higher than expected - we had a small loss in MTR revenues, due to only one MTR payment in calls inside the consolidated areas, as explained in point (1) above.

Anatel´s new regulation on number portability could have an adverse effect on our results.

Anatel issued in March 2007 regulations regarding the implementation of number portability in Brazil for fixed telephony and mobile services providers (SMP). Portability is limited to migration between providers of the same telecommunications services. For SMP providers, portability can take place when customers change service providers within the same Registration Area (the areas into which we devide our coverage) as well as when customers change their service plan of the same service provider. We expect number portability to increase competition among services providers as customers can move freely among providers without losing their telephone numbers.  We view this as an opportunity to increase our customer base due to the quality of our service. However, if we are unable to maintain our quality or attract and retain customers, number portability could have an adverse effect on our results of operations as clients can more easily transfer to other services.

In February 2010, a system of automatic authorization for portability requests came into effect. Under this system, if the donor operator does not respond to the request within 1 day, the portability request will be approved automatically, and the transfer process commences.  Furthermore, after March 2010 the portability completion period was reduced from 5 to 3 working days, increasing the challenge for the operators.  Failure to respond to these requests in a timely manner could cause us to lose additional customers and could have a material and adverse affect on our results of operations.
The introduction of MVNOs (Mobile Virtual Network Operators) in the Brazilian market could have an adverse effect on our results.

On December 22, 2009 Anatel announced a public enquiry to establish criteria and procedures for the exploration of virtual network services and standards for regulation, which was completed on March 22, 2010. The beginning of Anatel’s project is due to July, 2010.

MVNOs provide low-cost mobile phone services by relying on business arrangements with traditional mobile operators to purchase minutes of use (MOU) for sale to their own customers rather than their own licensed frequency allocation or operational infrastructure.

Increased competition from MVNOs could reduce the profitability of the mobile telecommunications industry, reducing the capacity for investment and innovation. Such increased competition could have a material adverse effect on our results of operations.

The effects of the recent global  economic crisis could reduce purchases of our products and services and adversely affect our results of operations, cash flows and  financial condition.

Although the global economy recently has been showing signs of improvement, uncertainty about the sustainability of any recovery remains. Unemployment levels continue to be high by historic standards, and consumers and businesses may postpone spending in response to tighter credit, negative financial news  or declines in income or asset values, all of which could have a material negative effect on the demand for our products and services.  A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

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

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in economic policy. To influence the course of Brazil’s economy, control inflation and implement other policies, the Brazilian government has taken various measures, including the use of wage and price controls, currency devaluations, capital controls and limits on imports and freezing bank accounts. We have no control over, and cannot predict what measures or policies the Brazilian government may take or adopt in the future. Our business, financial condition, revenues, results of operations, prospects and the trading price of our units may be adversely affected by changes in government policies and regulations, as well as other factors, such as:

•	fluctuating exchange rates;
•	inflation;
•	interest rates;
•	monetary policy;
•	changes in tax regimes;
•	liquidity in domestic capital and credit markets;
•	fiscal policy;
•	political instability;
•	reductions in salaries or income levels;
•	rising unemployment rates;
•	tax policies (including those currently under consideration by the Brazilian Congress);
•	exchange controls and restrictions on remittances abroad; and
•	other political, diplomatic, social or economic developments in or affecting Brazil.

In the past, the performance of the Brazilian economy was affected by its political situation. Historically, political crises and scandals have affected the confidence of investors and the public in general, and have adversely affected the development of the economy and the market price of securities issued by Brazilian companies. We cannot predict what policies will be adopted by the Brazilian government and whether these policies will negatively affect the economy or our business or financial performance. Uncertainties regarding the Brazilian government are particularly pronounced during political campaigns such as that currently underway in relation to the presidential election scheduled to take place on October 3, 2010. We cannot predict whether the Brazilian government will intervene in the Brazilian economy in the future. Governmental actions may adversely affect our business by reducing demand for our services, increasing our costs, or limiting our ability to provide services. In addition, political uncertainties and scandals, social instability and other political or economic developments may have an adverse effect on us.

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

In 2009, the Brazilian government expanded the IOF (“Imposto sobre Operações Financeiras”) to tax foreign investors who invest in Brazil fixed income and stocks other than IPOs. Prior to this expansion only fixed income was taxed. The purpose of this tax was to decrease speculation on Brazilian markets and to reduce the volatility of appreciation of the real. Other institutional changes may be used to control the appreciation of the real, which could have the effect of discouraging foreign investment by increasing transaction costs.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getulio Vargas, a private Brazilian foundation, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008 and negative 1.72% in 2009. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian price inflation rates were 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007, 5.9% in 2008 and 4.3% in 2009. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Inflation may increase in Brazil in the future. Periods of higher inflation may decrease the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, higher inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001, 34.3% in 2002 and 32% in 2008. Notwithstanding the fact that the real has appreciated 11.5%, 8.7%,17.2%, , and 25.4% in 2005, 2006, 2007 and 2009, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

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

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in December 2009, the basic interest rate was 8.75%.

On December 31, 2009, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES, or BNDES), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. On December 31, 2009, R$4,243 million, post-hedge, of our total consolidated indebtedness was subject to floating interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

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

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on Bolsa de Valores, Mercadorias e Futuras or BM&FBOVESPA, the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in the interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely impacting the price of our shares and ADSs.

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

In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments have intervened on an unprecedented scale. Although the global economy has recently been showing signs of recovery there is no assurance that such recovery will continue once the effects of various government stimulus efforts have worn off. In the long term, as a consequence, global investor confidence will likely remain low and credit will likely remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

      However, additional volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on acceptable financial terms, and consequently on our operations. Furthermore, an economic downturn could negatively affect the financial stability of our customers, which could result in a general reduction in business activity and a consequent loss of income for us.

Risks Relating to Our ADSs

Holders of our preferred shares, including preferred shares in the form of ADSs, have no voting rights except under limited circumstances.

Of our two classes of capital stock outstanding, only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will be entitled to vote only in the event that we fail to pay minimum dividends for a period of three consecutive years, and retain those voting rights until the minimum dividends are paid.Holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

Because we did not pay minimum dividends for the years ended December 31, 2007, 2008 and 2009, the holders of preferred shares are able to exercise voting rights from the 2010 general shareholders’ meeting, until we pay the minimum dividends. However, this has no significant impact, since our controlling shareholders own more than 50% of our total capital. Once we pay the minimum dividends, those voting rights will cease.

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

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporations Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporations Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the state of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our shares under the Brazilian Corporations Law to protect its interests relative to actions by our Board of Directors or executive officers may be fewer and less well-defined than under the laws of those other jurisdictions.

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

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economical instability and constant changes. The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. On December 31, 2009, BM&FBOVESPA’s market capitalization was approximately R$2.3 trillion (US$1.3 trillion), and the average daily trading volume for the year ended December 31, 2009 was R$5.3 billion (US$2.7 billion). The Brazilian capital market shows significant concentration. The top ten shares in terms of trading volume accounted for approximately 50.4% of all shares traded on the BM&FBOVESPA in the year ended December 31, 2009. These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

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

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if realized by investors resident in a “tax haven” jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts. Resolution 1,927 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Accordingly, the proceeds from the sale of ADSs by holders of American Depositary Receipts outside Brazil are free of Brazilian foreign investment controls and holders of ADSs who are not resident in a tax haven jurisdiction will be entitled to favorable tax treatment. See “Item 10E. Taxation—Brazilian Tax Considerations.”

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000 (“Resolution CMN 2,689”) of the National Monetary Council, or Conselho Monetário Nacional (“CMN”), as described below in “Item 10E. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

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

Our agent for service of process in the United States is CT Corporation located at 111 Eighth Avenue, New York, NY 10011.

Historical Background

Telecom Italia began operating in Brazil in 1998 and is today one of the leading wireless operators in the country. Telecom Italia considers its operations in Brazil to be extremely important. In the 2001 auctions held by Anatel for Bands D and E, Telecom Italia was the only company to be awarded licenses covering the entirety of the Brazilian territory, becoming as a result the sole operator to offer services on a nationwide level under the same brand. In 2002, Telecom Italia (then Telecom Italia Mobile) formed TIM Brasil, the holding company of Telecom Italia’s operating companies in Brazil.

Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás, as a regulated monopoly, acquired almost all the telephone companies operating in Brazil. Beginning in 1995, the Brazilian federal government undertook a comprehensive reform of Brazil’s telecommunications regulatory system. In 1996 and 1997, the Brazilian government passed bills allowing for the privatization of Telebrás by auctioning authorizations and concessions to privately-owned telecommunications service providers, while establishing Anatel as an independent regulatory agency.

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

On October 30, 2009, the Board of Directors of TIM Participações approved the proposed corporate reorganization of its subsidiaries, whereby TIM Nordeste S.A. would be merged into TIM Celular. This proposal was approved by Anatel through Decision No. 7.477, dated December 17, 2009, and by the Extraordinary General Meetings of TIM Nordeste S.A. and of TIM Celular S.A. at December 31, 2009, and was based on accounting balances using the book value method of valuation.

The purpose of this reorganization was to optimize the companies’ organization structure, by further consolidating and rationalizing their businesses and operations by leveraging tax and financial synergies and cutting costs associated with having separate legal entities.

With the addition of 23.3 million new lines during 2009, Brazil has reached a mobile subscriber’s base of 173.9 million customers by December, 2009, a teledensity of 90.6% compared to 78.1% in December 2008. As of December, 2009, Rio Grande do Sul became the fifth Brazilian state after Rio de Janeiro, São Paulo, Mato Grosso do Sul, and The Federal District to reach a teledensity of above 100%. At least one more State, Mato Grosso, with teledensity of 97.3% in December, 2009, is expected to reach that milestone during 2010.

Our controlling shareholder, TIM Brasil, is a wholly-owned Brazilian subsidiary of Telecom Italia International N.V., which in turn is a wholly-owned Dutch subsidiary of Telecom Italia.

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

In particular, at December 31, 2009 retail accesses in Italy were approximately 16.1 million (a decrease of 1.3 million from December 31, 2008). The wholesale customer portfolio grew to approximately 6.2 million accesses (an increase of 1.2 million from the amount in December 31, 2008). The total access market was substantially stable compared to December 2008.  Furthermore, in Italy, the BroadBand portfolio reached 8.7 million accesses at December 31, 2009 (of which 7.0 million retail accesses and 1.7 million wholesale accesses) with an increase of 0.6 million accesses compared to December 31, 2008.

In addition, at December 31, 2009 the Telecom Italia Group had approximately 30.8 million mobile telephone lines (34.8 million at December 31, 2008).

Acquisition of Olimpia S.p.A.

On April 28, 2007, Assicurazioni Generali S.p.A, Intesa San Paolo S.p.A, Mediobanca S.p.A., Sintonia S.p.A and Telefónica S.A. entered into an agreement to acquire the entire share capital of Olimpia S.p.A., a company which, at the time, held approximately 18% of the voting capital of Telecom Itália S.p.A., our indirect parent company. This acquisition was made through Telco S.p.A. (“Telco”). With the conclusion of the transaction, and the subsequent merger of Olimpia S.p.A. with and into Telco (December 2007), Telco came to hold 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. Telco currently holds 24.5% of Telecom Italia S.p.A voting capital.

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

Agreements between the TIM operators controlled by TIM Participações and Telefónica´s operators in Brazil, in force as of December 31, 2007, refer solely to services related to co-carrier relationships, covering such subjects as interconnection, roaming, site sharing, co-billing procedures, and CSP (carrier access codes) arrangements, and were entered into at arm’s length prices and terms, in accordance with applicable laws and regulations. See “Item 3D. Key Information—Risk Factors—Risks Relating to our Business—The shareholding structure of our parent company, Telecom Italia S.p.A, has undergone relevant changes.”

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

Additionally, as required by the Anatel Act, on May 2, 2008, TIM Brasil, TIM Celular and TIM Nordeste submitted to Anatel a list of additional measures aimed to assure continued total segregation between TIM´s Brazilian mobile operators and Vivo, a Brazilian mobile operator in which Telefónica holds a large equity stake. These measures must be approved by Anatel and, following such approval, will need to be implemented within an additional six-month period.

On July 31, 2008, Anatel approved the corporate instruments filed on November 22, 2007 after finding full compliance with the restrictions imposed by the applicable Anatel ruling.

On April 28, 2010, the board of the Brazilian Antitrust Commission (CADE) unanimously approved the acquisition by Telco of an indirect participation in Telecom Italia in 2007, subject to the simultaneous signing of an agreement (Termo de Compromisso and Desempenho—TCD), by and between all the Telco shareholders—Mediobanca, Generali, Intesa Sanpaolo and Telefónica and CADE. Tim Brasil executed such agreement on behalf of the Telco shareholders, since the Telecom Italia Group is not formally a party of the antitrust proceedings.

Such agreement, aimed at assuring the effective segregation between the Telefónica and Telecom Italia Groups in relation to their respective operations in Brazil, provides for the parties to the agreement to comply with certain restrictions on their activities, including those already imposed by the telecommunication Agency Anatel in its decision of November 2007 on the Telco transaction, plus some additional commitments.

Moreover, on December 2, 2008 the Board of Directors of Telecom Italia adopted an internal procedure that formalizes the already existing separation between the activities of the Telecom Italia Group and the Telefónica
Group in the Argentine telecommunications market.

Recent Developments

Acquisition of Intelig

During 2009, TIM Participações S.A. completed the acquisition of Holdco Participações Ltda. (“Holdco”), which held 100% of the ownership of the telecommunications company Intelig Telecomunicações Ltda. (“Intelig”) from JVCO Participações Ltda. (“JVCO”) (part of the group controlled by Mr. Nelson Tanure and which conducts business in the communications, real estate and harbor facilities industries) in exchange for participation on TIM Participações’ capital stock.

At a meeting held by the Board of Directors on April 16, 2009, the Company executed a Merger Agreement with Holdco, having its controlling shareholder TIM Brasil, Intelig, Docas, JVCO, Botofoga and Leo Julian Simpson as intervening parties, for the purpose of acquiring indirect control of Intelig. This acquisition resulted in the merger into the Company, of Holdco, a subsidiary of JVCO, with the result that the Company would hold 100% of the capital stock of Intelig upon conclusion of the merger process.

By means of Decision No. 4634, of August 11, 2009, published in the Official Gazette on August 14, 2009, Anatel approved this merger and further decided that the geographical overlapping of licenses held by TIM Celular and Intelig for Fixed Switched Telephone Services (STFC) should be eliminated in a period of 18 (eighteen) months, considering their associate relationship deriving from the merger.

The agreement further stated that, by virtue of the absorption of the net assets of Holdco, and the consequent capital increase of TIM Participações, JVCO would be attributed a percentage of up to 6.15%of the total common shares, and up to 6.15% of the total preferred shares issued by TIM Participações at the time of the transaction. This shareholding interest might undergo changes by virtue of variations in the capital stock of TIM Participações and/or the need for adjustments due to the amount of Intelig’s net debt existing at the time of consummation of the transaction. The completion of the merger was subject to verification and confirmation of the applicable exchange ratio by an economic-financial valuation report to be prepared by a first-rank financial institution for purposes of completing the transaction.

An addendum to the agreement was signed on November 30, 2009. This adjustment led to change in the swap ratio of shares issued by TIM PART attributable to JVCO Participações Ltda. in connection with the merger. Such ratio, formerly up to 6.15% of total common shares and up to 6.15%  of total preferred shares, had been turned to 5.14% of total common shares and up to 5.14% of total preferred shares issued by TIM Participações. This change was made once TIM accepted to absorb a portion of Intelig’s financial debt (nearly US$ 70 million), not regarded in the first agreement.

On December 30, 2009, TIM Participações concluded the acquisition of 100% of the outstanding shares and voting interest of Holdco Participações Ltda, which held 100% of the outstanding shares of Intelig Telecomunicações Ltda. As a result of this acquisition, the Company aims to expand its long distance and fixed line services in Brazil. The Company expects to achieve significant synergies and cost reductions by eliminating redundant processes and facilities.

Capital Expenditures

Our capital expenditure priorities in 2009 are related primarily to the expansion of the capacity and quality of our global system for mobile communications technology, or GSM network, as well as the development of information technology systems. Capital expenditures, including accounts payable, during 2007, 2008 and 2009 were R$1,932.9 million, R$3,272.1 million and R$2,143.1 million, respectively.

The following table shows our capital expenditures in each individual category for each of the three years ended December 31, 2009, 2008 and 2007:

	Year ended December 31,
Capital expenditures	2009		2008		2007
Network	R$	1,250.6	R$	1,089.5	R$	1,106.9
Radiofrequencies		-		1,239.0		29.0
Information technology		493.2		545.3		506.2
Handsets provided to corporate customers (comodato)		351.9		358.2		234.6
Others		47.4		40.1		56.2
Total capital expenditures		2,143.1	R$	3,272.1	R$	1,932.9

Our Board of Directors has approved our budget for capital expenditures from 2010 to 2012 in the total amount of approximately R$7.0 billion in 2009 and approximately 16% of net revenues for 2012, for expenditures relating to our subsidiaries TIM Celular and Intelig. Most of the capital expenditures we budgeted for 2010 to 2012 relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure. The method of financing for these capital expenditures will be external bank loans.

Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in the period from 2010 to 2012.

B.    Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. As of December 31, 2009, there were approximately 174 million mobile lines, representing approximately 91% of the population. Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, its focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers. According to Anatel, at the end of 2008 and 2009, in Brazil approximately 81.5% and 82.6%, respectively, of mobile lines were prepaid and 18.5% and 17.4%, respectively, were postpaid notwithstanding a 23.3 million increase in the number of subscribers during 2009. The average monthly revenue per mobile customer in Brazil was approximately R$26.9 for the year ended December 31, 2008 and R$24.5 for the year ended December 31, 2009.

Our Business

We primarily use the GSM to provide mobile telecommunications services throughout Brazil. In four of our areas we still offer time-division multiple access technology, or TDMA, in addition to GSM. Since the introduction of GSM technology in the fourth quarter of 2002, the percentage of our customers using GSM technology has rapidly increased, reaching approximately 99.9% as of December 31, 2009. In those areas where we still offer TDMA technology, we will continue to try to migrate our remaining TDMA customers to GSM. We offer value-added services, including short message services or text messaging, multimedia messaging services, push-mail, Blackberry service (the first provider in Brazil to do so), video call, turbo mail, wireless application protocol or WAP downloads, web browsing, business data solutions, songs, games, TV access, voice mail, conference calling, chats and other content and services. We provide interconnection services to fixed line and mobile service providers as well.

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

Through the recently acquired subsidiary Intelig, we provide the Brazilian market with fixed telecommunications services, for data, local, long distance, and international modalities. Intelig also offers products that are specifically tailored for the corporate segment.

Since 2000, Intelig invested R$2.8 billion in the development of a 100% digital nationwide network. Intelig owns a 16,000-kilometer optic fiber network from north to south Brazil, supported by tephone exchange facilities, satellite stations, connections to international networks, and capacity acquired in major submarine cable networks. Intelig has two national operations centers, located in the states of Rio de Janeiro and São Paulo.

Regional Overview

Operations under TIM’s trademark

We cover an area containing over 169 million of Brazil’s 191 million inhabitants. Our mobile operating subsidiaries have approximately 41.1 million customers located in each of the Brazilian states and in the Federal District. On December 31, 2009, our combined penetration reached approximately 90.2% and our combined market share totaled approximately 23.6%. The map below shows an overview of the Brazilian mobile telecommunications market based on the wireless areas established by Anatel.

Through our subsidiaries, we provide mobile telecommunications services using digital technologies to the ten wireless areas of Brazil shown in the above map, as set forth below.

Operating Subsidiary	Customers (As of December 31) (in thousands)	Areas Covered	Technology
TIM Celular 2009 2008	41,102 36,402
Areas 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 shown above.

States of Alagoas, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Piauí, Bahia, Minas Gerais, Sergipe, Acre, Amapá, Amazonas, Espirito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Tocantins, Federal District, Rio de Janeiro, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.
GSM, 3G and TDMA

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated. Except as otherwise indicated, the amounts presented in the following table are our estimates.

	On December 31,
	2009		2008		2007
	(in millions, except percentages)
Brazilian population(1)		191.5		191		190
Total penetration(2)(3)		91%		78%		64%
Brazilian subscribers		174.0		150.7		121.0
National percentage subscriber growth		15.5%		24.5%		21.1%
Population we cover(1)		169		165		162
Percentage of urban population we cover(4)		94%		93%		93%
Total number of our subscribers		41.1		36.4		31.3
Our percentage growth in subscribers		12.9%		16.5%		23.0%
Our percentage of postpaid customers		15.7%		18.1%		21.7%
Our ARPU(5)	R$	27.0	R$	29.7	R$	34.4

(1)	According to latest information from IBGE (2009). The large change of population as of December 31, 2008 represents an adjustment made by IBGE.

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(3)	Based on information published by Anatel and IBGE.

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(5)	Average monthly revenue earned per TIM subscriber.

Mobile Service Rates and Plans

In Brazil, as in most of Latin America, mobile telecommunications service is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls. Additional charges apply when a customer receives or places calls while outside of the customer’s “registration area,” which are the areas into which we divide our coverage areas.

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

For mobile clients, we also offer several prepaid plans, none of which include monthly charges. Prepaid customers can purchase a prepaid credits plan that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification. In 2009 we expanded our prepaid recharge stations by 12.3%. There are already over 365,543 recharge stations nationwide, offering two recharge options: physical (cards) and electronic (online and PIN System). We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge. Customers with debit cards that use Banco 24Horas (ATMs), as well as customers using Visa, MasterCard or Diners credit cards are already able to recharge their prepaid phones straight from their mobile handsets.

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

During 2009, the Company has taken concrete steps to advance its strategy of full convergence through the completion of the acquisition of Intelig on December 30, 2009. With respect to our Brand re-positioning strategy, we promoted the ‘Mundo Azul’ campaign, focusing on TIM’s network coverage, quality of services and innovative offers. This campaign was present throughout all of our marketing campaigns in 2009.

For the post-paid segment, the Company promoted the Infinity and Liberty offers and also introduced the ‘TIM Chip Avulso’ offering, which consists of an alternative way for new and existing customers to choose either a discount in their monthly fee (from 20% and valid for 18 months) or a discount in the purchase of a new handset. This new approach has been successful, with more than 50% of total post-paid gross additions made through the ‘TIM Chip Avulso’ offer.

With respect to the pre-paid segment, TIM promoted the Infinity plan with a segmented approach in each region. For example, in Rio de Janeiro, TIM launched a special promotional campaign in order to stimulate the use of the Infinity plan, by reducing the price of calls to R$0.25 until the Rio Olympic Games in 2016.

In the Business Segment, TIM launched the ‘Liberty Empresa’, a plan that allows clients to use unlimited on-net calls with a community of more than 40 million of TIM’s users throughout Brazil: LD and local calls at no charge, and free roaming nationwide for a monthly fee of R$39.

We also had some specific campaigns, including a special offer for International Long Distance service following the Holiday’s season. This promotion reduced the per minute tariff up to 34% for international calls, such as: U.S. (to R$0.49/min) and major countries in Latin America and Europe (to R$0.99/min).

With respect to the data service, TIM continued to encourage clients’ data usage through microbrowsing plans. In the quarter, the Company introduced the lowest limited data plan price in the market for only R$9.90. The new plan allows clients to use up to 100MB of data traffic with a speed of up to 300Kbps. TIM complemented its internet access portfolio in December, launching the ‘TIM Wi-Fi’ service, exclusively available to TIM’s post-paid clients. The new offer consists of internet Wi-Fi access in public places through partnership (i.e. Vex). There are three limited packages valid from the first connection: Wi-Fi Day (24 hour access), Wi-Fi Week (7 days of access) and Wi-Fi Month (30 days of access). Also, we offered an unlimited package with a monthly fee of R$23.90.

For handsets , TIM continued to improve its portfolio by focusing on innovative and exclusive devices. During the quarter, the Company launched the new ‘Windows Phone’ in an exclusive partnership with Microsoft, becoming the first mobile operator to launch the new model in Brazil with Microsoft’s software. It is important to highlight that although TIM is moving toward the Chip Avulso strategy and consequently reducing handset intermediation, Company will maintain its unique handset portfolio for post-paid users that prefer handset subsidies instead of discount in services following the “Chip Avulso” program.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years are set forth below.

	Year ended December 31,
Category of Activity	2009	2008 As adjusted	2007 As adjusted

Gross mobile telephone services	16,395.0	16,554.5	15,420.3
Gross sales of handsets and accessories	1,761.6	1,766.4	1,838.1

Total	18,156.6	18,320.9	17,258.4

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

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

As described above under “—Mobile Service Rates and Plans,” we are allowed to set the rates we charge within these rate categories. Usage charges are for minutes in excess of those included as part of the monthly subscription charge under the relevant postpaid plan.

We have new promotions that will soon allow Intelig customers to receive the same benefits given to TIM customers, including unlimited calls to other TIM subscribers.

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

In March, 2009, there was an agreement between TIM and Embratel (because Embratel did not participate in the previous agreements) to establish the same conditions agreed between TIM and the other incumbents, with the applicable adjustments in terms of financial agreements. In 2010 there could be new negotiations concerning the VU-M agreements.

In December, 2009, Anatel defined that TIM must have only three VU-Ms, accordingly to the three authorization areas (PGA regions).

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

For mobile customers, we offer long distance services to our customers throughout Brazil through our wholly-owned subsidiary TIM Celular. This service allows our mobile customers the option of continuing to use our service for long distance calls, which we believe strengthens our relationship with and the loyalty of our customers, and enhances the perception of our brand as a comprehensive mobile telecommunications service. Mobile customers of other service providers can also choose to use our long distance service.

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

Intelig customers enjoy  a 100% digital network covering international and domestic markets through long distance telecom services using the 23 operator’s code. Due to the acquisition date of Intelig’s have happened on December 30, 2009, the effect of its revenue will only be perceived during 2010.

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

Value-added services represented 12.0% of our gross service revenues in 2009, 9.7% in 2008 and 7.9% in 2007. Accordingly, the 2009 consolidated income statement includes one month operation of Intelig (whole subsidiary of Holdco, which become a wholly-owned subsidiary of TIM Participações as a result of Holdco merger into TIM Participações). However, we experienced a significant growth in usage of these services in 2009, as illustrated by revenue growth from value-added services of 18.7% compared to 2008. We work with

Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

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

Sales of Mobile Handsets and BlackBerry

We offer a diverse portfolio of approximately 74 handset models and BlackBerry from several manufacturers, including Nokia, Samsung, Motorola, Sony, Ericsson and BlackBerry, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores. We are focused on offering an array of handsets and BlackBerry with enhanced functionality for value-added services, including equipment that make 3G, GPRS, EDGE, MMS, MP3, tri-band, infra-red, Bluetooth, browsers, internet, e-mail and Java available, while reducing reliance on the subsidies for handsets that have characterized the Brazilian market. Our mobile handsets and BlackBerry can be used in conjunction with either our prepaid or postpaid service plans. At present, we believe that supplies of mobile handsets and BlackBerry are sufficient to satisfy demand. See “—Our Network.”

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

As of December 31, 2009, our services were marketed through the largest distribution network in Brazil with over 8,957 points of sale (9,450 in 2008), of which approximately 60 were our own stores. In addition, we had over 365,543 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. We, however, intend to focus on sales through our exclusive stores and franchises as opposed to general retail stores where subsidies often generate losses. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered. Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 93% of the urban Brazilian population based to Anatel’s coverage criteria. In four areas, in addition to GSM we offer TDMA, a technology that divides radio spectrum into assigned time slots to transmit signals. As of December 31, 2009, approximately 99.9% of our subscribers used GSM technology and we expect our remaining TDMA customers to migrate to GSM within the next few years. During 2008 we implemented 3G services within our network, which enable users to experience a higher level of connectivity through broadband internet access and TV high speed downloads. As of December 31, 2009, we had 2,142 sites ready to operate under 3G. With our acquisition of TIM Celular, we hold authorizations from Anatel to provide our mobile services in each of the ten wireless areas of Brazil over various frequency spectrums. We are also monitoring the status of the possible auction of new bandwidth authorizations by Anatel. We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is at the core of our business.

Our wireless network principally includes transport and computer equipment, as well as exchange and transmission equipment consisting primarily of switches and 10,040 radio base stations in our GSM network and 912 radio base stations in our TDMA network as of December 31, 2009. The network is connected primarily by a fiber-optic transmission system leased mainly from Intelig, Telemar, Embratel, Brasil Telecom and Telefônica. Nokia, Ericsson and Siemens are our main suppliers of GSM network equipment. Our GSM radio bases are equipped to receive the new 3G technology equipments, which have been installed in 2,142 sites in seventeen Brazilian states.

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

Upon completion of the acquisition of Intelig on December 30, 2009, the Company acquired approximately 16,200 kilometers in fiber optic cable networks, spanning the length of Brazil, with capacity of over 160 Gbps. Intelig’s IP network uses Cisco and Juniper equipment, and its state-of-the-art backbone with 40 Gbps capacity has MPLS (multiprotocol label switch) technology, granting superior security to information traffic. The switching exchanges and the Intelligent Network platform enable the company to offer flexible, high quality, voice services, at extremely competitive prices.  The satellite network covers distant areas of  the country and is being expanded and  renewed  to provide high capacity private lines to Carriers and Corporate customers. The Company also acquired capacity in major top submarine cable systems, such as AmericasII, Globenet and Atlantis2.

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

Customer Service

TIM’s business vision is the quest for customer satisfaction through continuous improvements of processes and systems that facilitate the relationship between the company and its customers regardless of the channel of communication. Thus, it monitors and analyzes information from its system of relations (CRM) and local record of customer interactions with the company through a customer driven organization, offering unique and innovative service in all points of contact.

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

Competition

Mobile Competitors

In addition to TIM, there are three other major participants in the Brazilian mobile market that also offer nationwide coverage, Vivo, Claro and Oi.

TIM is the brand name under which we market our mobile telecommunications services. We offer GSM, including 3G, EDGE, and TDMA technology. Currently, our subsidiaries, hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us the only mobile operator in Brazil offering nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. Our network covers approximately 94% of the country’s population based on Anatel’s coverage criteria.

We have two major competitors in Brazil:

•
Vivo, which is jointly controlled by Portugal Telecom and Spain’s Telefónica Móviles, until 2007 was operating in eight wireless areas of Brazil recognized by Anatel, using TDMA and CDMA, and in 2007 started to use GSM technology in 800 MHz and 1900 MHz and in 2008 started the UMTS in 2100 NHz; and

•	Claro, which is controlled by America Móvil, until 2008 was operating in nine wireless areas of Brazil recognized by Anatel, using GSM and TDMA technology (Claro started to operate in area 8).

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

Other Competition

We also compete with fixed line telephone service providers.  The fixed line incumbent providers in Brazil (Oi, Brasil Telecom, Telefonica and Embratel) offer packages of services including voice (both fixed line and mobile), broadband and other services, an approach called “bundling.”  Fixed line providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers. Our acquisition of Intelig has broadened our participation in the fixed telecommunication sector.

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

Interconnection Agreements

We have entered into interconnection agreements with most telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Due to our migration to PCS, we have adapted our interconnection to conform to the new PCS rules and submitted these revised contracts to Anatel. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

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

•
ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian States levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%.. The ICMS tax rate levied on the sale of mobile handsets averages 17% throughout the Regions, to the exception of certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as much as 7%. In 2005, certain of the states in Brazil started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer that manufactures the goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain. In May 2005, the States decided, with the exception of the state of Alagoas and the Federal District, that as from January 2006,  the sellers should issue invoices of communications services (Model 22) corresponding to the value of tax due on the sale of calling cards to dealers or final customers. The amount of ICMS tax due in such transactions is passed on to the dealers or final consumers.

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

•
Income tax. Income tax expense is made up of two components, a federal income tax and a social contribution tax on taxable profits, which is known as the “social contribution tax.” The federal income tax also includes two components: a federal income tax and an additional income tax. The federal income tax is payable at the rate of 15%. Additional income tax of 10% will be levied on the share of taxable profits exceeding R$0.02 million accrued monthly. The social contribution tax is currently assessed at a rate of 9.0% of adjusted net income.

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

The following table shows the expiration date of the initial period of each of TIM Celular’s PCS authorizations:

Expiration date
Territory	Authorization 800 MHz, 900 MHz and 1,800 MHz	Radiofrequencies 3G
State of Paraná (except for cities of Londrina and Tamarana)	September 3, 2022	April 30, 2023
State of Santa Catarina	September 30, 2023	April 30, 2023
Cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu (State of Rio Grande do Sul)	April 14, 2024	April 30, 2023
State of Rio Grande do Sul (except the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu)	March 12, 2016	April 30, 2023
City of São Paulo (State of São Paulo)	March 12, 2016	April 30, 2023
State of São Paulo (except the city of São Paulo)	March 12, 2016	April 30, 2023
States of Rio de Janeiro and Espírito Santo	March 29, 2016	April 30, 2023
States of Maranhão, Pará, Amapá, Amazonas and Roraima	March 29, 2016	April 30, 2023
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás and the Federal District	March 12, 2016	April 30, 2023
Cities of Londrina and Tamarana (State of Paraná)	March 12, 2016	April 30, 2023
State of Pernambuco	May 15, 2024	April 30, 2023
State of Ceara	November 28, 2023	April 30, 2023
State of Paraíba	December 31, 2023	April 30, 2023
State of Rio Grande do Norte	December 31, 2023	April 30, 2023
State of Alagoas	December 15, 2023	April 30, 2023
State of Piaui	March 27, 2024	April 30, 2023
State of Minas Gerais (except for the “Triângulo Mineiro” (*) municipalities for Radio-frequencies 3G)	April 7, 2013	April 30, 2023
States of Bahia and Sergipe	August 6, 2012	April 30, 2023

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

Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See “—PCS Regulation.” Since December 2003, we have achieved the majority, but not all of the service of quality requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. As a result since 2004 Anatel has been filing administrative proceedings against TIM Celular and TIM Nordeste for non-compliance with certain of our quality of service obligations. In some of these proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. We will continue to strive to meet all of our quality of service obligations under the PCS authorizations, but we can provide no assurance that we will be able to do so. For information about administrative proceedings instituted, see “Item 8A. Financial Information—Consolidated Statements and Others Financial Information —Legal Proceedings.”

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

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers. PCS services may only be provided under Bands C, D and E licenses which initially 1800 MHz band (after words encompass also the 900 MHz band) and were auctioned by Anatel in 2001 and 2002.  TIM acquired the D band in regions II and III and the E band in region I, filling the national coverage, considering the TIM Sul, TIM Nordeste and Maxitel coverage.

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

Anatel has initiated administrative proceedings against TIM Celular and TIM Nordeste for noncompliance with certain quality standards and noncompliance with the rules and the authorization terms. We have been fined by Anatel in several proceedings and are still discussing the penalty imposed in appeals before the agency. As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business, financial condition and results of operations. In the year ended December 31, 2009, the total amount of these fines was R$72.4 million,. However, only R$14.1 million were classified as “probable loss” by our legal advisors. We cannot give assurance that we will be able to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies”, “Item 3D. Key Information—Risk Factors—Risks Relating to our Business” and “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In August 2007, Anatel issued a new resolution nº 477 establishing new obligations regarding PCS, in particular in connection with users’ rights towards their mobile services providers.  The new resolution came into effect in February 2008. The main PCS new regulatory obligations include the following:

•	Creating at least one customer service department for each municipality division;

•	Increasing prepaid card terms (from 90 days to at least 180 days);

•	Reimbursing prepaid credits;

•	Supplying a protocol number for each communication with a customer;

•	Sending such protocol number by SMS;

•	Cancelling service in every customer’s service channel of the Company;

•	Cancelling service in 24 hours;

•	Sending free prepaid card detailed report of service use;

•	Changing rules for scheduled billing of postpaid customers;

•	Ceasing to impose fines on customers based on breach of loyalty plans; and

•	Taking measures to prevent SMS spamming.

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

Significant Market Power

In 2005, Anatel issued specific regulations regarding telecommunications service providers with significant market power. Anatel has indicated that it will establish more stringent regulations for economic groups with significant market power in order to ensure market competition. In July 2006, Anatel issued a regulation regarding the remuneration of mobile operators network and brought to the mobile industry the concept of significant market power. Under such regulation, as from a future date to be established by Anatel, the Agency would determine, based on a fully allocated cost model, a reference value for a network usage fee (VU-M) of companies that are deemed to hold significant market power. Such value will be reassessed every 3 years. In order to determine the companies that have a significant market power in the mobile interconnection market, Anatel indicated that it will consider: market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, dominance of infrastructure that is not economically viable to duplicate, existence of negotiation power to acquire equipments and services, existence of vertical integration, existence of barriers to entry, access to financing sources.

Until Anatel defines which groups have significant market power for purposes of the mobile network remuneration rules, all groups that include a SMP provider will be considered as having significant market power in the mobile interconnection sector in their respective services areas.

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

Number Portability

In March 2007 Anatel issued a new regulation regarding number portability in Brazil for fixed telephony and mobile services providers (SMP). Portability is limited to migration between providers of the same telecommunications services. For SMP providers, portability can take place when customer changes services provider within the same Registration Area as well as when customer changes the service plan of the same area. Anatel finished the nationwide NP implementation schedule in March 2009.

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

•
Anatel split the Brazilian territory  into 11 sub regions.  The city and state of São Paulo have been grouped with the North and Northeast sub regions, which have the lowest GDP per capita in Brazil and the smallest wireless coverage;

•
We have successfully participated in the 3G spectrum auction,winning band F in the city of São Paulo and North region, as well as bands G and I in the other areas, except area VII (Uberlândia and surrounding area in the State of Minas Gerais). We do not believe that our absence in the 3G spectrum in area VII will have a material impact on us because we plan to develop 3G in the 800 MHz band, that is expected to successfully enable us to covering that area with 3G technology.. UMTS technology  works in both 800 MHz and 2100 MHz frequencies. We intend to develop our networks using  2100 MHz frequency in some regions and both the 2100 MHz and 800 MHz frequencies for other areas (areas that we originally covered using A and B bands), except for Uberlandia (area VII), where we will use the 850 MHz frequency. The licenses were issued by Anatel in April, 2008.

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

•	In the near future, Anatel will have a new auction for the band H with 10MHz + 10 MHz at 2.100MHz.

C.    Organizational Structure

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries
TIM Celular (headquarters located in the State of São Paulo), and Intelig (headquarters located in the State of Rio de Janeiro).

The following chart illustrates our current ownership structure:

*“CS” refers to our common shares.
**“PS” refers to our preferred shares, which are non-voting.
***The total is based on our total share capital represented by ordinary shares and preferred shares.

D.    Property, Plants and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2009, we had 95 mobile switches and 10,775 radio base stations. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2009, we owned approximately 110,225 square meters and leased approximately 1,032,607 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 127,039 square meters and own approximately 107,981 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment. The Company plans to invest up to R$7 billion in capex, according its strategic plan for the years 2010-2012.

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

Merger of TIM Nordeste S.A. into TIM Celular

On October 30, 2009, the Board of Directors of TIM Participações approved the corporate reorganization of its subsidiaries, whereby TIM Nordeste S.A. would be merged into TIM Celular. On December 17, 2009 Anatel granted its approval of this proposal through Decision No. 7.477, and on December 31, 2009, the shareholders of TIM Nordeste S.A. and of TIM Celular S.A. approved the reorganization at their respective Extraordinary General Meetings..

The purpose of this reorganization was to optimize the companies’ organization structure by further consolidating and rationalizing their businesses and operations by leveraging tax and financial synergies and cutting costs associated with having separate legal entities. No impact on TIM Participações’s previous financial statements is expected.

Acquisition of Holdco/Intelig

At a meeting of the Board of Directors on April 16, 2009, the Company executed a Merger Agreement with Holdco, a subsidiary of JVCO, pursuant to which through a merger of Holdco into the Company, the Company would acquire indirect control of Intelig.

Antel approved the merger on August 11, 2009 in Decision No. 4634, and decided to eliminate the  overlapping geographic licenses held by TIM Celular and Intelig for Fixed Switched Telephone Services (STFC) within 18 months.

On December 30, 2009, the shareholders of TIM Participações approved the merger of Holdco into TIM Participações. As a result of this operation, the Company issued 127,288,023 shares (43,356,672 common and 83,931,352 preferred) for a book value of R$516,725, to JVCO. Holdco’s assets and liabilities acquired are, respectively, R$517,128 and R$403 on November 30, 2009.

This operation was recorded at book value (R$516,725) under Holdco Participações Ltda.’s net equity as of November 30, 2009, at which point the Company began consolidating the results of Holdco Participações Ltda.  and its wholly-owned subsidiary Intelig in accordance with Brazilian GAAP.

As a result of the merger, TIM Participações has become the controlling shareholder of Intelig, a company holding authorizations to provide landline telecommunication services under a private system throughout Brazil, operating primarily in the local, national and international long distance calls and data transmission services. The net equity of Intelig as of November 30, 2009, the date on which the Company became its controlling shareholder, was R$517,128.

The merger with Holdco Participações Ltda. and acquisition of control of Intelig have strategic and operational significance to the Company. Intelig’s strong network of optical fibers in Brazil’s major metropolitan areas and extensive long-distance network will enable the Company to enhance its capabilities in the corporate and data transmission segments, reduce costs and promote the development of the 3G network.

Merger of TIM Nordeste Telecomunicações into Maxitel and of TIM Sul into TIM Celular

On May 4, 2006, the Board of Directors of TIM Participações authorized the merger of TIM Nordeste Telecomunicações into Maxitel and the merger of TIM Sul into TIM Celular, each a wholly owned subsidiary of TIM Participações.

On June 30, 2006, the mergers of TIM Nordeste Telecomunicações into Maxitel and TIM Sul into TIM Celular were approved at the General Shareholders’ Meetings of TIM Celular, Maxitel, TIM Nordeste Telecomunicações and TIM Sul. On the same date, Maxitel was renamed TIM Nordeste S.A.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due). The provision for doubtful accounts for 2009 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts. See notes 4.d and 7 to our consolidated financial statements. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

Days overdue	Percentage estimated to be uncollectible
Current*	2.75% - 3.5%
Receivables overdue 1 to 90 days*	5.5% - 7%
Receivables overdue 91 to 120 days	50%
Receivables overdue 121 to 150 days	56%
Receivables overdue 151 to 180 days	90%
Receivables overdue more than 180 days	100%
* Percentage varies based on area and customer composition

Deferred Income Tax and Social Contribution

We compute and pay income taxes based on results of operations under Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

We regularly review deferred tax assets for recoverability . If, based on historical taxable income, projected future taxable income and expected timing of reversals we determine that it is more likely than not that the deferred tax assets will not be realized, we stablish a valuation allowance. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income.

In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors such as economic conditions, industry trends, interest rates, shifts in our business strategy and changes in the type of services we offer. The use of different assumptions and estimates could significantly change our financial statements. A change in assumptions and estimates with respect to our expected future taxable income could result in the recognition of a valuation allowance on deferred income tax assets, which would decrease our results of operations and shareholders’ equity.

If we operate at a loss or are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if the time period within which the underlying temporary differences become taxable or deductible, or if there is any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets, resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

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

Contingent Liabilities

The accrual for a contingency involves considerable judgment on the part of management. As prescribed by ASC 450, “Contingencies” (former SFAS 5, “Accounting for Contingencies”), a contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

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

Brazilian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain material respects from U.S. GAAP. See note 37 to our consolidated financial statements for a summary of the differences between the Brazilian Corporations Law accounting method and U.S. GAAP, as well as a reconciliation of our shareholders’ equity as of December 31, 2009 and 2008, and net income for the years ended December 31, 2009, 2008 and 2007 to U.S. GAAP. Net income for 2009 is R$281.2 million under U.S. GAAP, compared with net income of R$214.9 million under Brazilian GAAP. Shareholders’ equity at December 31, 2009 was R$8,698.1 million under U.S. GAAP, compared to R$8,322.7 million under Brazilian GAAP.

The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on net income in 2009 are capitalized interest, the allocation of fair value due to the TND/TSU merger and the acquisition of the minority interests in TIM Nordeste Telecomunicações and TIM Sul along with reversal of pre operating expenses capitalized, reversal of amortization of interest and exchange variation, and reversal of Intelig’s results in the month of December, 2009. The differences between Brazilian GAAP and U.S. GAAP that have the most significant effects on shareholders’ equity in 2009 are the differences in the rules regarding depreciation and amortization, allocation of fair value due to the merger with TND, goodwill that resulted from the acquisition of Holdco/Intelig and the deferred tax effect on the differences between Brazilian GAAP and U.S. GAAP, along with the reversal of pre operating expenses capitalized and reversal of amortization of interest and exchange variation.

The portion of the merger under common control was accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of TND and others. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

In March 16, 2006 we acquired TIM Celular and its wholly-owned subsidiaries. For Brazilian GAAP purposes, in the year of acquisition, the results of operations of the TIM Celular were included in our results of operations for the entire year, as required by the merger agreement.  For U.S. GAAP purposes, as both the Company and TIM Celular are majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TIM Celular with and into the Company is considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such exchange of shares was accounted for at historical carrying values. The merger was reflected from 2000, the year TIM Brasil formed TIM Celular and, consequently, had control of both the Company and TIM Celular. Therefore, for all periods presented, the Company’s and TIM Celular’s financial statements have been combined.

On December 30, 2009, TIM Participações, acquired 100% of the outstanding shares and voting interest of Holdco Participações Ltda, which held 100% of the outstanding shares of Intelig. As the acquisition date was December 30, only the balance sheet  but not the results of operations for Intelig, have been consolidated. The merger was conducted at the purchase method, according to ASC 805 (Business Combinations). The acquisition-date fair value of consideration transferred totaled R$739,729, and the difference between the estimated fair value of the net assets acquired and purchase price was fully allocated to property, plant and equipment. For Brazilian GAAP purposes, the acquisition was recorded at book value, while under US GAAP it was recorded at based on the fair value.

Accounting Practice Change

The Company and its subsidiaries aim to continuously improve the presentation of their financial statements while maintaining compliance with generally accepted accounting principles. The adoption of new accounting principles and the application of preferred account classifications, under Brazilian GAAP, resulted in the adjustment of income from “penalties for breach of contract,” previously classified in 2008 and 2007 as other operating income, which were  reclassified as gross operating revenue. The gross amounts that were so reclassified were R$68,718 in the fiscal year ended December 31, 2008 and R$43,733 in the fiscal year ended December 31, 2007. See note 3d to our consolidated financial statements.

Political, Economic, Regulatory and Competitive Factors

The following discussion should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates. See “Item 4B. Information on the Company—Business Overview—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations have also been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3D. Key Information—Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

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

Overview

The international financial crisis had an adverse impact on the Brazilian economy in 2009. However, economic indicators in Brazil were less affected than in other areas including the United States and Europe, partially due to a combination of the positive effects of prior adjustments and a prompt fiscal, monetary and economic response by the Federal Government. During this period, the SELIC basic interest rate reached a historical level of 8.75% p.a. Low interest rates contributed to an increase of 82.6% in the Ibovespa during 2009. A strong inflow of foreign capital contributed to an approximately 25.4% appreciation of the Brazilian Real to the U.S. dollar.

The Brazilian mobile market reached 174 million lines nationwide at the end of December 2009, corresponding to a penetration ratio of 90.6% (compared to 78.1% in 2008) and an annual growth rate of 15.5% (compared to 24.5% in 2008). Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. According to Anatel (Brazil’s National Telecommunications Agency), mobile market net adds reached 23.3 million in 2009 which represents a 21.4% upturn from 2008. The prepaid mix continues to represent the greatest part of total subscriber base, 82.6%.

TIM’s subscriber base ended the year with 41.1 million clients, 12.9% up from 2008, corresponding to a market share of 23.6%, while the service revenues share, our primary focus, stood at 27% in 2008. The pre-paid segment reached 34.6 million (16.2% up from 2008) while the post-paid stood at 6.4 million users in the year (1.8% down from 2008) due to rigid disconnection policy, fiercer competitive environment and less than expected acquisition in this segment. As for the client mix, post-paid accounted for 15.7% of the total subscriber base, compared to 18.1% from a year ago, largely impacted by the increase of pre-paid base and the aforementioned performance from post-paid.

In 2009, TIM added 4.7 million customers, down from 5.1 million in 2008. The drop reflects TIM’s conservative criteria in subsidy policy and rigid disconnection rule. Thus, TIM continues to maintain the highest ARPU (average revenue per user) among peers, registering R$27.0 in 2009. On a yearly basis, ARPU dropped 11.3% which is partially attributed to an increase of 16% in the pre-paid segment (where the market growth is concentrated), and a lower incoming MOU.

ARPU is a key performance indicator which is calculated by the ratio between total net service revenue per average customer base per month. In 2009, our average customer base, calculated as the simple mean of monthly averages, increased 12.1% to 38.0 million, compared to 33.9 million customers in 2008.

The following table shows the total average number of customers during 2009 and 2008.

	Year ended December 31,
	2009	2008
Average number of customers using post-paid plans(1)	6,285,455	6,798,430
Average number of customers using pre-paid plans(1)	31,708,947	27,106,282
Total number of customers(1)	37,994,402	33,904,713

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

A.    Operating Results

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2009, as well as the percentage change from year to year.

Statement of Operations:
Brazilian GAAP	Year ended December 31,			Percent change
	2009	2008 As adjusted	2007 As adjusted	2009-2008	2008-2007
	(in millions of reais)
Net operating revenue	13,105.9	13,147.2	12,483.8	-0.3%	5.3%
Cost of services and goods	(6,723.2)	(7,063.8)	(6,731.8)	-4.8%	4.9%
Gross profit	6,382.7	6,083.4	5,751.9	4.9%	5.8%
Operating expenses:
Selling expenses	(4,450.0)	(4,098.4)	(3,890.9)	8.6%	5.3%
General and administrative expenses	(1,070.5)	(1,127.4)	(1,032.8)	-5.1%	9.2%
Other operating expense	(385.2)	(366.7)	(311.6)	5.0%	17.7%
Total operating expenses	(5,905.7)	(5,592.5)	(5,235.3)	5.6%	6.8%
Operating income (loss) before interest	477.0	490.9	516.6	-2.8%	-5.0%
Net financial income (expense)	(256.6)	(375.0)	(281.5)	-31.6%	33.2%
Operating income (expense)	220.4	115.9	235.1	90.2%	-50.7%
Income and social contribution tax benefit (expense)	(5.5)	64.3	(166.8)	-108.6%	-138.5%
Net income (loss)	214.9	180.2	68.3	19.3%	163.8%

Results of Operations for the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Operating revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in note 22 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2009 and 2008:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2009	2008 as adjusted	2009-2008
	(in millions of reais)

Monthly subscription charges	300.2	378.9	-20.8%
Usage charges	7,768.0	7,954.7	-2.3%
Fixed services	177.1	7.9	2,141.8%
Interconnection charges	4,042.6	4,458.2	-9.3%
Long distance charges	1,943.1	1,986.7	-2.2%
Value added services	1,897.2	1,598.3	18.7%
Other service revenues	266.8	169.8	57.1%
Gross operating revenues from services	16,395.0	16,554.5	-1.0%
Value-added and other taxes relating to services	(3,697.7)	(3,661.6)	1.0%
Discounts on services	(557.9)	(729.9)	-23.6%
Net operating revenues from services	12,139.4	12,163.0	-0.2%
Sales of cellular handsets and accessories	1,761.6	1,766.4	-0.3%
Value-added and other taxes on handset sales	(487.6)	(437.4)	0.2%
Discounts on handset sales	(307.5)	(344.8)	2.7%
Net operating revenues from sales of cellular handsets and accessories	966.5	984.1	-1.8%
Total net operating revenues	13,105.9	13,147.2	-0.3%

Our gross service revenue for the year ended December 31, 2009 was R$16,395.0 million, representing a 1.0% decrease from R$16,554.5 million in the year ended December 31, 2008. This decrease primarily reflected a 2.3% decrease in our usage charges, as well as a 2.2% decrease in our long distance charges. However, the increase of 18.7% in value added service revenues to R$1,897.2 in the year ended December 31, 2009 from R$1,598.3 in the year ended December 31, 2008 helped to enhance results. The gross handset revenue for the year ended December 31,  2009 was R$1,761.6 million, a 0.3% decrease over R$1,766.4 for the year ended December 31,  2008. Gross revenues for the year ended December 31, 2009 totaled R$18,156.6 billion, a 0.9% decrease from the year ended December 31,  2008.

Net operating revenues decreased 0.3% to R$13,105.9 million in the year ended December 31, 2009 from R$13,147.2 million in the year ended December 31, 2008. This was primarily due to the expansion in the number of pre-paid customers, which limits growth in the use of services as a whole, including value-added services (pre-paid fees are usually higher than post-paid bundles). Pre-paid plans in Brazil are generally acquired by customers in lower wage brackets, and have a lower rate of voice and value added service usage than post-paid plans. A higher percentage of pre-paid customers in our customer base generally leads a decrease in our MOU.

Monthly subscription charges

Revenues from monthly subscription charges decreased to R$300.2 million in the year ended December 31, 2009 from R$378.9 million in the year ended December 31, 2008, due to campaigns adopted by the Company to encourage the migration of basic plans to usage service plans.

Usage charges

Revenue from usage charges was R$7,768.0 million in the year ended December 31, 2009, a 2.3% decrease from R$7,954.7  million in the year ended December 31, 2008, due primarily to post the increase in the proportion of post-paid subscribers.

The total average monthly minutes of billed use per customer (“MOU”) for 2009 and 2008 were as follows:

	Year ended December 31,
	2009	2008
Average incoming MOU during the year	21	25
Average outgoing MOU during the year	62	70
Average total MOU during the year	83	95

Fixed Services

Revenue from fixed services was R$177.1 million in the year ended December 31, 2009, a 2,141.8% increase from R$7.9 million in December 31, 2008. The main reason for this increase was the November 30, 2009 acquisition of Intelig. Intelig operates in the fixed telecommunications market in Brazil. TIM Fixo, the fixed telecommunications service with the “TIM brand”, accounted for R$89.4 million of the fixed services revenues in December 31, 2009.

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. Our interconnection revenues were R$4,042.6 in the year ended December, 2009, a 9.3% decrease from R$4,458.2 in 2008. Despite subscriber growth, this decrease was mainly attributable to the strong on-net calls (calls originated and received by terminals of the same cellular company) stimulation by the market as a whole and a fixed to mobile traffic reduction trend. Interconnection as a percentage of total gross revenues of services stood at 24.7% in the year ended December, 2009 compared to 27% in the year ended December, 2008.

Long distance charges

Revenues from long distance charges decreased 2.2% to R$1,943.1million in the year ended Decenber 31, 2009 from R$1,986.7 million in the year ended December 31, 2008, the decrease reflect our efforts to facilitate the use of our long distance service through lower cost service packages such as Liberty and Infinity, and timely promotions.

Value-added services

Value-added service revenues increased 18.7% to R$1,897.2 million in the year ended Decenber 31, 2009 from R$1,598.3 million the year ended Decenber 31,  in 2008, principally due to an increase in our customer base, both on voice and data, and an expansion of products and services. Data transmition is responsible for the majority of value-added revenue growth, with a 38.3% increase from approximately R$631.4 million in the year ended December 31, 2008, to approximately R$873.5 million in the year ended December 31, 2009.

Value-added services include short messaging services (SMS), multimedia message services (MMS), data transmission, downloads (wallpaper and ringtones), television access, voicemail and chat. SMS revenues represent a significant portion of our total value-added service revenues. Data transmission, supported by our 3G network, is also a key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, enhancing our smart phone portfolio, including through the addition of the 3GS iPhone, and promoting our mobile broadband service through TIM web broadband.

Other service revenues

Revenues from other services increased 57.1% to R$266.8million in the year ended December 31, 2009 from R$169.8 million in the year ended December 31, 2008. Revenues from other services consist mainly of site sharing and co-billing services, which occur when a customer is billed by his own operator on behalf of another long distance company for services provided by such carrier and contractual penalties.

Sales of mobile handsets and accessories

Sales of mobile handsets decreased 0.3% to R$1,761.6 million in the year ended December 31, 2009 from R$1,766.4 million registered in the year ended December 31, 2008. This decrease was mainly attributable to our promotion of alternative mobile options including stand alone SIM cards for the prepaid segment, advanced data enabled handsets for the postpaid segment and broadband access modems for the data customer segment.

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

Our value-added and other taxes relating to services and handset sales was R$34.6 million in the year ended December 31, 2009 compared to R$32.0 million in the year ended December 31, 2008, the relative lack of change in the level of value-added and other taxes was due primarily to similar sales results.

Discounts on services and handset sales decreased 13.6% to R$1,020.1 million in the year ended December 31, 2009 compared to R$1,180.0 million in the year ended December 31, 2008. This decrease was due primarily to an effort to acquire and maintain clients based on innovation and prime services, rather than discounts.

Costs of services and goods

Costs of services and goods decreased by 4.8% to R$6,723.2 in the year ended December 31, 2009 from R$7,063.8 in the year ended December 31, 2008, due mainly to a decrease in expenses related to interconnection, reflecting our campaigns to promote on-net calls. Cost of handsets and accessories sold decreased 5.4% in the year ended December 31, 2009 due largely to campaigns to stimulate purchases of the TIM Chip alone, and the exchange appreciation of the Brazilian Real.

The following table shows the composition of costs of services and sales of mobile handsets, as well as the percentage change from 2009 to 2008:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2009	2008	2009 – 2008
	(in millions of reais)
Depreciation and amortization	1,427.6	1,324.4	7.8%
Interconnection expenses	2,744.5	3,238.7	-15.3%
Circuit leasing and related expenses	802.4	704.7	13.9%
Materials and services	319.9	267.2	19.7%
Personnel	64.4	91.0	-29.2%
FISTEL tax and other	34.6	32.0	8.1%
Total cost of services	5,393.4	5,658.0	-4.7%

Cost of handsets and accessories sold	1,329.8	1,405.8	-5.4%
Total costs of services and goods	6,723.2	7,063.8	-4.8%

Depreciation and amortization

Depreciation and amortization expenses increased 7.8% to R$1,427.6 million in the year ended December 31, 2009 from R$1,324.4 million in the year ended December 31, 2008. The increase in depreciation expenses was due largely to efforts by the Company to expand and improve its network and IT infrastructure

Interconnection expenses

Interconnection expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks. Interconnection costs decreased 15.3% to R$2,744.5 million in the year ended December 31, 2009 from R$3,238.7 million in the year ended December 31, 2008. This decrease reflected the results of our campaign to encourage on-net usage through discounted fares and specific bundle plans.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to fixed carriers for the use of circuits, interconnecting our network and transporting our customer traffic through third-parties fixed infrastructure. Circuit leasing and related expenses increased 13.9% in the year ended December 31, 2009 to R$802.4 million from R$704.7 million in the year ended December 31, 2008. The increase was attributable to the growth in data traffic and value added services.

Materials and services

Materials and services costs were R$319.9 million in the year ended December 31, 2009, up 19.7% from R$267.2 million incurred in the year ended Decemeber 31, 2008. The increase reflects maintenance costs in the 3G and GSM network.

Personnel

Personnel costs decreased 29.2% to R$64.4 million in the year ended Decemeber 31, 2009 from R$91.0 million in the year ended December 31, 2008. The decrease was due principally to a partial reversion of bonus provisions of the second quarter of 2009. The decrease was also attributable to corporate restructuring, implementing a new administrative and commercial structure that led to headcount adjustment. During 2009, there has been a 5% decrease in our number of employees, from 10,296 in the year ended December 31, 2008 to 9,811 in the year ended December, 2009.

FISTEL tax and other

FISTEL tax and other costs increased 8.1% to R$34.6 million in the year ended December 31, 2009 from R$32.0 million in the year ended Decemeber 31, 2008, due to the renewal of licenses in 2009 for the states of Piaui, Pernambuco, and for the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu in the state of Rio Grande do Sul.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2009 was R$1,329.8 million, representing 5.4% of decrease from R$1,405.8 million in the year ended December 31, 2008. This decrease partially attributable to the effects of recent campaigns to stimulate the purchase of the TIM Chip alone, and the appreciation of the Real as most of our handset portfolio is imported.

Gross profit margins

The following table shows our gross profits, as well as the percentage change, from 2009 to 2008:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2009	2008 as adjusted	2009 - 2008
	(in millions of reais)

Net operating revenues from services	12,139.4	12,163.0	-0.2%
Cost of services	(5,393.4)	(5,658.0)	-4.7%
Gross profit from services	6,746.0	6,505.0	3.7%
Net operating revenues from sales of cellular handsets and accessories	966.5	984.2	-1.8%
Cost of goods	(1,329.8)	(1,405.8)	-5.4%
Gross loss from sales of cellular handsets and accessories	(363.3)	(421.6)	13.8%

Gross profit	6,382.7	6,083.4	4.9%

Our gross profit margin from services (gross profit as a percentage of net service revenues) increased from 53.5% in the year ended December 31, 2008 to 55.6% in the year ended December 31, 2009. The increase was mainly due to a decrease of 15.3% in interconnection expenses during the period.

Our negative gross margin for sales of mobile handsets and accessories decreased from 42.9% in the year ended December 31, 2008 to 37.6% in the year ended December 31, 2009. TIM continues to maintain its subsidy policy, often with special promotions at particular times of the year, following its segmented approach (subsidy for postpaid according to its contract plan). However, the Company launched the “TIM Chip Avulso” offer, pursuant to wich the clients can choose between having handsets purchased at a discount, or discounted monthly fees for stand alone TIM chip alone purchases. This campaign helped cause 50% of fourth quarter handset sales to be subsidy-free.

 The Company continues to aim to offer a complete and exclusive handset portfolio, which also supports VAS usage.

Our overall gross profit margin increased, from 46.3% in the year ended December 31, 2008 to 48.7% in December 31, 2009. This resulted primarily from an increase in gross profit margin on services, combined with the decrease of our negative gross margin for handset sales.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2009 and 2008:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2009	2008 as adjusted	2009 – 2008
	(in millions of reais)
Operating expenses:
Selling expenses	4,450.0	4,098.4	8.6%
General and administrative expenses	1,070.5	1,127.4	-5.0%
Other operating expenses, net	385.2	366.7	5.4%
Total operating expenses	5,905.7	5,592.5	6.9%

Our total operating expenses increased 6.9% to R$5,905.7 million in the year ended December 31, 2009 from R$5,592.5 million in December 31, 2008. This increase was mainly attributable to increase in selling expenses.

Selling expenses

Selling expenses increased 8.6% to R$4,450.0 million in the year ended December 31, 2009 from R$4,098.4 million in the year ended December 31, 2008. The increase was largely due to higher commercial activities in the period, including a 75% increase in publicity expenses, a 30% increase in commissions (pre-paid recharges and new line activation), and a 9% increase in FISTEL taxes (charged on increases in the subscriber base increase).

The allowance for doubtful accounts decreased from R$748.8 million in the year ended December 31, 2008 to R$421.9 million in the year ended December 31, 2009, as a result of the Company’s efficiency plan in 2009, focused on a more efficient policy for credit concession, and also in new collection procedures.

General and administrative expenses

General and administrative expenses decreased 5.0% to R$1,070.5 million in the year ended December 31, 2009 from R$1,127.4 million in the year ended December 31, 2008. This decrease was primarily attributable to lower maintenance and personnel.costs during the year ended December 31, 2009, due to a 5% decrease in our number of employees, compared to the period ended December 31, 2008.

Other operating expenses, net

Other net operating expenses increased 5.4% to R$385.2 million in the year ended December 31, 2009 from R$366.7 million in the year ended December 31, 2008. This increase was primarily due to an increase of amortization from 3G licenses.

Net financial expense

TIM registered a net financial expense of R$256.6 million in the year ended December 31, 2009, which represented a 31.6% decrease from R$375.0 million in the year ended December 31, 2008. This decrease reflected low levels of interest rates in response to the international financial crisis. In 2008, net financial expenses were also affected by the adoption of NPV adjustments, related to the acquisition of the 3G licenses, the license liability of which was fully paid in 2008, and by the appreciation of the Brazilian Real in the period. The Company maintained similar levels of net debt, which is the total value of debt net cash and other liquid assets, of R$1.6 billion for the years ending December 31, 2008 and 2009.

Income and social contribution taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2009 under tax law. The Company recorded income and social contribution tax of R$-5.5 million in the year ended December 31, 2009, compared to a revenue of R$64.3 million in the year ended December 31, 2008. This large variation was mainly attributable to the recognition by the Company of R$160.2 million as tax benefits in the year ended December 31, 2008, resulting from a partial reversal of the valuation allowance recorded in prior years. During 2009, there was an additional partial reversal of the valuation allowance and which result in a recognition of R$69.4 million, much lower than prior year.

Net income

Our net income in the year ended December 31, 2009 was R$214.9 million, representing an increase of R$34.8 million or 19.3% from a net income of R$180.2 million in the year ended December 31, 2008.

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

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2008 and 2007:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2008	2007	2008-2007
	(in millions of reais)

Monthly subscription charges	378.9	444.2	-14.7%
Usage charges	7,954.7	7,267.9	9.4%
Fixed services	7.9	-	-
Interconnection charges	4,458.2	4,466.6	-0.2%
Long distance charges	1,986.7	1,889.7	5.1%
Value added services	1,598.3	1,217.1	31.3%
Other service revenues	169.8	134.8	26.0%
Gross operating revenues from services	16,554.5	15,420.3	7.4%
Value-added and other taxes relating to services	(3,661.6)	(3,208.0)	14.1%
Discounts on services	(729.9)	(749.2)	-2.6%
Net operating revenues from services	12,163.0	11,463.1	6.1%
Sales of cellular handsets and accessories	1,766.4	1,838.1	-3.9%
Value-added and other taxes on handset sales	(437.4)	(547.6)	-11.2%
Discounts on handset sales	(344.8)	(269.9)	27.8%
Net operating revenues from sales of cellular handsets and accessories	984.2	1,020.6	-9.6%
Total net operating revenues	13,147.2	12,483.8	5.3%

Our gross service revenue for the year ended December 31, 2008 was R$16,554.5 million, representing a 7.4% increase from the year ended December 31, 2007. This increase derived mainly from the 16.5% expansion of our customer base and the 31.3% growth of value-added service revenues. The gross handset revenue for the year ended December 31, 2008 was R$1,766.4 million a 3.9% decrease over the year ended December 31, 2007. Gross revenues for 2008 totaled R$18,320.9 billion, 6.2% higher than gross revenues in the year ended December 31, 2007.

Net operating revenues increased 5.3% to R$13,147.2 million in the year ended December 31, 2008 from R$12,483.8 million in the year ended December 31, 2007. This is primarily due to the expansion in the number of customers, which leverages the growth in the use of services as a whole, including value-added services. Out of the total amount registered in the year ended December 31, 2008, 92.5% are represented by net service revenues and 7.5% by net handset revenues, as compared to 91.8% and 8.2%, respectively, in the year ended December 31, 2007.

Monthly subscription charges

Revenues from monthly subscription charges decreased to R$378.9 million in the year ended December 31, 2008 as compared to R$444.2 million in the year ended December 31, 2007, due to campaigns adopted by the company to encourage the migration of basic plans to usage service plans.

Usage charges

Revenue from usage charges was R$7,954.7 million in the year ended December 31, 2008, a 9.4% increase from R$7,267.9 million in the year ended December 31, 2007, due primarily to subscriber base increase and marketing campaigns adopted by the company to stimulate usage.

The total average monthly minutes of billed use per customer (“MOU”) for the years ended December 31, 2008 and 2007 were as follows:

	Year ended December 31,
	2008	2007
	(in minutes)
Average incoming MOU during the year	25	32
Average outgoing MOU during the year	70	64
Average total MOU during the year	95	96

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. Our interconnection revenues were R$4,460.0 in the year ended December 31, 2008, a 0.2% decrease from R$4,466.6 in the year ended December 31, 2007. Despite subscriber growth, such performance can be attributed to the strong on-net calls stimulation by the market as a whole and a fixed to mobile traffic reduction trend. Interconnection as a percentage of total gross revenues of services stood at 26.9% in the year ended December 31, 2008, compared to 29.0% in the year ended December 31, 2007.

Long distance charges

Revenues from long distance charges increased 5.1% to R$1,986.7 million in the year ended December 31, 2008 from R$1,889.7 million in the year ended December 31, 2007, explained by our subscribers base growth and efforts to facilitate the use of our long distance service through selection of service providers, service packages and promotions.

Value-added services

Value-added service revenues increased 31.3% to R$1,598.3 million in the year ended December 31, 2008 from R$1,217.1 million in the year ended December 31, 2007, principally due to an increase of our customer base, both on voice and data, such revenue increase were also backed on TIM’s ability to maintain its innovative position.

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

Other service revenues

Revenues from other services increased 26.0% to R$169.9 million in the year ended December 31, 2008 from R$134.8 million in the year ended December 31, 2007. Revenues from other services are mainly composed by site sharing and co-billing services, which occur when a customer is billed by his own operator on behalf of another long distance company for services provided by such carrier. During 2009, there has been the reclassification of contractual penalties, from other operating income to other service revenues.

Sales of mobile handsets and accessories

Sales of mobile handsets was down 3.9% to R$1,766.4 million in the year ended December 31, 2008 when compared to R$1,838.1 million registered in the year ended December 31, 2007. The Company maintained its segmented approach by stimulating the sales of SIM cards only for prepaid segment and advanced data enabled handsets and broadband access modems for postpaid and data customers.

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

Our value-added and other taxes relating to services and handset sales increased 10.3% from the year ended December 31, 2007 to the year ended December 31, 2008, primarily as a result of an increase in operating revenue from services.

Discounts

Discounts on services and handset sales were up 5.5% to R$1,074.7 million in the year ended December 31, 2008 as compared to R$1,019.1 million in the year ended December 31, 2007. This increase was due primarily to strong competitive pressure to offer discounts during the year ended December 31, 2008.

Costs of services and goods

Costs of services and goods increased by 4.9% to R$7,063.8 in the year ended December 31, 2008 from R$6,731.8 in the year ended December 31, 2007, due primarily to increases in expenses related to improved capacity and quality of our GSM coverage and the deployment of our third generation network. Thus, the Company registered an increase of 20.3% in circuit leasing and related expenses, 16.7% in materials and services and 244.1% in FISTEL tax and other. Additionally, we also observed an increase of 6.5% in interconnection expenses reflecting the traffic growth in the period.

The following table shows the composition of costs of services and sales of mobile handsets, as well as the percentage change from the year ended December 31, 2007 to the year ended December 31, 2008:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2008	2007 as adjusted	2008 - 2007
	(in millions of reais)
Depreciation and amortization	1,324.4	1,332.9	-0.6%
Interconnection expenses	3,238.7	3,040.9	6.5%
Circuit leasing and related expenses	704.7	585.8	20.3%
Materials and services	267.2	229.0	16.7%
Personnel	91.0	99.5	-8.5%
FISTEL tax and other	32.0	9.3	244.9%
Total cost of services	5,658.0	5,297.4	6.8%

Cost of handsets and accessories sold	1,405.8	1,434.4	-2.0%
Total costs of services and goods	7,063.8	6,731.8	4.9%

Depreciation and amortization

Depreciation and amortization expenses decreased 0.6% to R$1,324.4 million in the year ended December 31, 2008 from R$1,332.9 million in the year ended December 31, 2007. The change presented in the year ended December 31, 2008 when compared to the year ended December 31, 2007 was pushed down by the total depreciation of the TDMA network in the year ended December 31, 2007. In the year ended December 31, 2008 the Company made new investments in  network and IT infrastructure expansion and improvement, which added new depreciation expenses.

Interconnection expenses

Interconnection expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks. Interconnection costs increased 6.5% to R$3,238.7 million in the year ended December 31, 2008 from R$3,040.9 million in the year ended December 31, 2007. The growth is a result of strong outgoing traffic observed in the period, fueled by traffic promotions.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to fixed carriers for the use of circuits, interconnecting our network and transporting our customer traffic through third-parties fixed infrastructure. Circuit leasing and related expenses increased 20.3% in the year ended December 31, 2008 to R$704.7 million from R$585.8 million in the year ended December 31, 2007. The increase followed the voice and data traffic growth (also fueled by 3G launch).

Materials and services

Materials and services costs were R$267.2 million in the year ended December 31, 2008, up 16.7% from R$229.0 million incurred in the year ended December 31, 2007. The increase reflected GSM network maintenance and 3G deployment.

Personnel

Personnel costs decreased 8.5% to R$91.0 million in the year ended December 31, 2008 from R$99.5 million in the year ended December 31, 2007. The decrease was due principally to the reduction of the network workforce.

FISTEL tax and other

FISTEL tax and other costs increased 244.1% to R$32.0 million in the year ended December 31, 2008 from R$9.3 million in the year ended December 31, 2007, due in part to the renewal of licenses in the year ended December 31, 2008.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in the year ended December 31, 2008 was R$1,405.8 million, representing 2.0% of decrease from R$1,434.4 million in the year ended December 31, 2007 despite a handset sale volume increase in the same period. The drop was mainly due to a lower handset average price (US$ average exchange rate depreciation, plus GSM handsets bulk purchase advantages).

Gross profit margins

The following table shows our gross profits, as well as the percentage change, from the year ended December 31, 2008 to the year ended December 31, 2007:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2008 as adjusted	2007 as adjusted	2008 - 2007
	(in millions of reais)

Net operating revenues from services	12,163.0	11,463.1	6.1%
Cost of services	(5,658.0)	(5,297.4)	6.8%
Gross profit from services	6,505.0	6,165.7	5.5%
Net operating revenues from sales of cellular handsets and accessories	984.2	1,020.6	-3.6%
Cost of goods	(1,405.8)	(1,434.4)	-2.0%
Gross loss from sales of cellular handsets and accessories	(421.6)	(413.8)	1.9%
Gross profit	6,083.4	5,751.9	5.8%

Our gross profit margin from services (gross profit as a percentage of net service revenues) decreased from 53.8% in the year ended December 31, 2007 to 53.5% in the year ended December 31, 2008. The small decrease was explained by an increase of 20.3% in circuit leasing and related expenses, as well as 16.7% in expenses with material and services.

Our negative gross margin for sales of mobile handsets and accessories increased from 40.5% in the year ended December 31, 2007 to 42.8% in the year ended December 31, 2008. TIM continues to maintain its subsidy policy, often with special promotions at particular times of the year, following its segmented approach (subsidy for postpaid according to its contract plan). We engage in sales of handsets with the goal of customer acquisition and retention (loyalty program). The Company continues to aim to offer a complete and exclusive handset portfolio, which also supports VAS usage.

Our overall gross profit margin increased, from 46.1% in the year ended December 31, 2007 to 46.3% in the year ended December 31, 2008. This resulted primarily from an increase in gross profit margin on services offset by the decrease of our gross margin for handset sales.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the year ended December 31, 2008 and the year ended December 31, 2007:

Statement of Operations Data:	Year ended December 31,		Percentage change
Brazilian GAAP	2008 as adjusted	2007 as adjusted	2008 – 2007
	(in millions of reais)
Operating expenses:
Selling expenses	4,098.4	3,890.9	5.3%
General and administrative expenses	1,127.4	1,032.8	9.2%
Other operating expenses, net	366.7	311.6	17.7%
Total operating expenses	5,592.5	5,235.3	6.8%

Our total operating expenses increased 6.8% to R$5,592.5 million in the year ended December 31, 2008 from R$5,235.3 million in the year ended December 31, 2007. This increase resulted from selling and general and administrative expenses growth.

Selling expenses

Selling expenses increased 5.3% to R$4,098.4 million in the year ended December 31, 2008 from R$3,890.9 million in the year ended December 31, 2007. The increase is due to higher commercial activities in the period: 11% of gross ads increase, the launch of 3G and convergent offer TIM Fixo. The growth was concentrated on outsourced expenses, recharge commission (given that pre-paid base grew by 21.8%) and FISTEL taxes (subscriber base increase 16.5% in the year ended December 31, 2008).

Selling expenses decreased as a percentage of net revenues from services, to 33.9% in the year ended December 31, 2008 from 34.1% in the year ended December 31, 2007.

General and administrative expenses

General and administrative expenses increased 9.2% to R$1,127.4 million in the year ended December 31, 2008 from R$1,032.8 million in the year ended December 31, 2007. The growth was primarily due to depreciation and amortization of intangible assets, as well as an increase in maintenance service in IT and consulting and legal services.

Other operating expenses, net

Other net operating expenses increased 17.7% to R$366.7 million in the year ended December 31, 2008 from R$311.6 million in the year ended December 31, 2007. This increased was primarily due to the increase of amortization from 3G licenses, and provision for contingencies.

Net financial expenses

TIM registered a net financial expense of R$375.0 million in the year ended December 31, 2008, which represented a 33.2% increase from R$281.5 million in the year ended December 31, 2007. The increase reflected the new indebtedness of the Company to acquire the 3G licenses, which underwent NPV adjustments to comply with new Brazilian corporate law and had an impact of R$85.7 million in the year ended December 31, 2008. The NPV adjustement was related to the effect of the recognition of the 3G license liability based on its present value.

Income and social contribution taxes
toc
Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided by tax law. The Company recorded income and social contribution tax of R$64.3 million in the year ended December 31, 2008, compared to an expense of R$166.8 million in the year ended December 31, 2007. The increase was mainly due to the recognition of R$160.2 in tax benefit during 2008 for the subsidiary TIM Nordeste, resulting from the partial reversal of the valuation allowance recorded in prior years. This amount results from TIM Nordeste’s business plan, which demonstrates the capability of TIM Nordeste to generate future taxable income to compensate the tax benefit recognized.

Net Income

Our net income in the year ended December 31, 2008 was R$180.2 million, representing an increase of R$111.9 million or 163.8% from a net income of R$68.3 million in the year ended December 31, 2007, primarily reflecting the recognition of the above explained tax credits.

B.    Liquidity and Capital Resources

The Company expects to finance its capital expenditures and other liquidity requirements for 2010 and 2011 with operating revenue, renewals of maturing indebtedness and new financing.

In the year ended December 31, 2009, the Company resettled R$1,184 million   contracted new R$  400 million of long term soft loans (loans with a below-market rate of interest)  with BNDES.

New financing obtained in 2009, included long term soft loans granted from i) Banco do Nordeste do Brasil, or BNB for an amount of R$67 million of which R$45 million was disbursed in April 2008 and R$ 22 million was disbursed in May 2009 , ii) European Investment Bank, or EIB for an amount of EUR 200 million of which EUR 166 million was disbursed in 2009and with the last disbursement to be completed in 2010., iii) BNDES for an amount of R$ 1.51 billion of which R$ 640 million have been disbursed  until December 2009, and iv) Societá Servizi Assicurativi, or BNPP-SACE  for an amount of US$ 144 million that have been disbursed in January 2009.

The terms of our long term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt. We are currently not, and do not expect to be, in breach of any material covenants of our borrowings that would be construed as events of default under their terms.

In  2010, the Company plans to complete its current financing needs through current long term facilities and partial renewal of its short term debt. The majority of the Company’s borrowing are expected to extend until the middle of the second half of the year.

Sources of Funds

Cash from operations

Our cash flows from operating activities were  R$ 2,499.2 in the year ended December 31, 2009 compared to R$3,180.3 million in the year ended December 31, 2008, and  compared to R$2,503.6 million in the year ended December 31, 2007. At December 31,  2009, we had positive working capital of R$ 1,029.6, compared to negative R$44.7 million at December 31, 2008 and to a positive working capital of R$259.6 million at December 31, 2007.

Financial Contracts

We and our subsidiaries are parties to the following material financial contracts:

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2009, including accrued interest, was R$8.2 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a R$30 million promissory note by TIM Nordeste with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2009, including accrued interest, was R$46.7 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a R$ 128.0 million promissory note by TIM Nordeste with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of December 31, 2009, including accrued interest, was R$40.9 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 11.5% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Nordeste and Banco Bradesco S.A. provides for the issuance of a R$ 149.8 million promissory note by TIM Nordeste with Tim Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of January 28, 2008, among TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$ 67.0 million. The amount outstanding as of December 31, 2009, including accrued interest, was R$ 68.1million. The agreement, which matures on January 31, 2016, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Votorantim S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 0.75% per annum of the integral principal amount offered in the Credit Agreement. The guarantee agreement executed by TIM Nordeste and Banco Votorantim S.A. provides for the issuance of a $67.0 million promissory note by TIM Nordeste. TIM Participações is not the guarantor in this promissory note.

•
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and Tim Brasil as guarantor, in the principal amount of R$798.8 million outstanding as of December 31, 2009. The agreement, which matures on August 15, 2013 bears interest at a fixed rate of 4.2% plus the TJLP, which was 6% per annum on December 31, 2009. On December 31, 2009, the outstanding amount under this credit agreement, including accrued interest, was R$802.3 million.

•
Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, TIM Celular, as borrower, and Unibanco, as guarantor, in the principal amount of R$23.1 million outstanding as of December 31, 2009. The agreement, which matures on October 17, 2011, bears interest at a fixed rate of 3% plus the TJLP, which was 6% per annum on December 31, 2009. On December 31, 2009, the outstanding amount under this credit agreement, including accrued interest, was R$23.3 million. In connection with this agreement, Unibanco issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•
Credit Agreement, dated as of  October  6, 2009, among BNDES, as lender, TIM Celular and TIM Nordeste, as borrowers, and Tim Participações as guarantor, in the principal amount of R$ 400 million outstanding as of December 31, 2009. The agreement, which matures on October 15, 2012 bears interest at a fixed rate of 4.82% plus the TJLP, which was 6% per annum on December 31, 2009. On December 31, 2009, the outstanding amount under this credit agreement, including accrued interest, was R$  407.4 million.

•
Credit Agreement, dated as of  November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and Tim Participações as guarantor, in the principal amount of R$476 million outstanding as of December 31, 2009. The agreement, which matures on July 15, 2017 bears the average interest fixed rate of 2.2% plus the TJLP and the interest rate of 2.62% plus the IPCA which was respectively 6% and 4.31% per annum on December 31, 2009. On December 31, 2009, the outstanding amount under this credit agreement, including accrued interest, was R$487.4 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste, as borrower, and Tim Participações as guarantor, in the principal amount of R$166 million outstanding as of December 31, 2009. The agreement, which matures on July 15, 2017 bears the average interest at a fixed rate of 1.88% plus the TJLP and the interest rate of 2.62% plus IPCA which was respectively 6% and 4.31% per annum on December 31, 2009. On December 31, 2008, the outstanding amount under this credit agreement, including accrued interest, was R$170.3 million.

•
Credit Agreement, dated as of August 26, 2005 as amended in 2008 and 2009, among HSBC, ABN Amro, Bradesco, Banco do Brasil, Itaú, Santander, BNP Paribas, Unibanco, Banco Votorantim, Societé Generale, as lenders, TIM Celular, as borrower, and Tim Participações, as guarantor, in the principal amount of R$ 568.75 million outstanding as of December 31, 2009. The Tranche A of R$ 300 million, which matures on August 5, 2010 , bears interest at a variable rate of 1.8% above the CDI interest rate. The Tranche B, which matures on August 5, 2010, bears interest at a variable rate of 2.75% above the CDI interest rate. On December 31, 2009, the outstanding amount under this credit agreement, including accrued interest, was R$590.4 million.

•
Credit Agreement, dated as of April 18, 2008, among ABN as lender, and TIM Celular, as borrower, in the principal amount of R$ 150.0 million outstanding as of December 31, 2009. The agreement, which matures on November 4, 2011, bears interest at a variable rate of 110% of the CDI interest rate. On December 31, 2009, the outstanding amount under this credit agreement, including accrued interest, was R$153 million.

•
Credit Agreement, dated as of May 5, 2008, among ABN as lender, and TIM Celular, as borrower, in the principal amount of R$ 50.0 million outstanding as of December 31,  2009. The agreement, which matures on April 25, 2011, bears interest at a variable rate of 110% of the CDI interest rate. On December 31, 2009, the outstanding amount under this credit agreement, including accrued interest, was R$50.8 million.

•
Several facility agreements contracted  under Resolution CMN n. 2.770 (Foreign currency denominated debt already swapped into local floating interest rate denominated currency). The total principal amount disbursed between January  and December, 2009 was R$ 120.3 million, and the outstanding amount as of December 31, 2009 is R$ 516.2 million, including accrued interest. The agreements, the last of which matures on July 2010, bear an average cost of 121.6% of the CDI. No guarantees were offered for these loans.

•
Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A. and TIM Nordeste S.A., as borrowers and Tim Participações as guarantor, in the total principal amount of EUR 200 million of which EUR 166 million were disbursed, and fully swapped into local currency,  between  September  and December, 2009. The total outstanding amount as of December 31, 2009 is R$ 422,3 million, including accrued interest. The drawings, the last of which matures on December 2016, bear an average cost of 96.46% of the CDI after hedging.

•
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., borrower and Tim Participações as guarantor, in the total principal amount of US$ 143.6 million fully disbursed and swapped on January 15, 2009. The total outstanding amount as of December 31, 2009 is R$ 254.4 million, including accrued interest. The agreement matures on December 2017 and bears an average cost of 95.01% of the CDI after hedging.

•
The outstanding amount for USD 68 million with Morgan Stanley Senior Fund registered at Intelig Telecom Ltda. as long term liability The total outstanding amount as of December 31, 2009 is R$ 118.4 million, including accrued interest was fully prepaid  at January 4, 2010.

See notes 15 and  32 in our consolidated financial statements for a further description of such financing agreements.

Uses of Funds

Principal uses of funds during the three-year period ended December 31, 2009, were the purchase of fixed assets, the payment of distributions to our shareholders and loan repayments. Funds used for the purchase of fixed assets, including accounts payable, for the years ended December 2009, 2008 and 2007 totaled R$ 1,953.5, R$3,272.1 million, and R$1,044.2 million, respectively. Dividend payments to our shareholders and subsidiary minority interest during the years ended December 31, 2009, 2008 and 2007 totaled R$ 168.1, R$207.6 million, and R$440.3 million, respectively. Funds used for loan payments for the years ended December 31, 2009, 2008 and 2007 totaled, R$1,290.8, R$557.9, and R$1,466.8 million, respectively.

Investments in Fixed Assets

Our capital expenditures in 2009, 2008, and 2007 related primarily to:

•	deployment of our third generation (3G) network

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2009, 2008, and 2007:

	Year ended December 31,
Capital Expenditures Categories	2009		2008		2007
	(in millions of reais)
Network	R$	1,250.6	R$	1,089.5	R$	1,106.9
Radiofrequencies	R$	1,250.6	R$	1,239.0	R$	29.0
Information technology		493.2		545.3		506.2
Handsets provided to corporate customers (comodato)		351.9		358.2		234.6
Other		47.4		40.1		56.2
Total capital expenditures	R$	2,143.1	R$	3,272.1	R$	1,932.9

Our Board of Directors has approved our budget for capital expenditures from 2010 to 2012 in the total amount of R$7.0 billion in 2010 and 16% of net revenues for 2012, for expenditures relating to our subsidiaries TIM Celular and TIM Nordeste. Most of the capital expenditures we budgeted for 2010 to 2012 relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure. See “Item 4.A. Information on the Company—History and Development of the Company—Capital Expenditures.”

Dividends

Our Dividends are calculated in accordance with our bylaws and the Brazilian Corporations Law. Pursuant to our bylaws, we must distribute an amount equivalent to 25% of adjusted net income as minimum dividend each year ended December 31, provided that there are funds available for distribution.

For the purposes of the Brazilian Corporations Law and in accordance with our bylaws, “adjusted net income” is the amount equal to the net profit adjusted to reflect allocations to or from: (i) the legal reserve, and (ii) a contingency reserve for probable losses, if applicable.

Preferred shares are nonvoting but take priority on (i) capital reimbursement, at no premium; and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock by the total number of shares issued by the us.

Following the latest amendment to the Brazilian Corporations Law (Law No. 10,303/01), our bylaws have been amended by including the First Paragraph of Section 10, to give holders of preferred shares, the right to receive dividends corresponding to 3% (three percent) of shareholders equity every year, based on the balance sheet most recently approved, whenever the amount then resulting exceeds the dividend amount as calculated pursuant  to the criteria, described in the preceding paragraph.

Our management proposed that the outstanding balance of the adjusted net profits, in the amount of R$204.1 million be fully distributed as dividends to our preferred shareholders.

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2009, 2008 and 2007:

Dividend Distribution (1)	Year ended December 31,
	2009		2008		2007
	(in millions of reais)
Dividends	R$	168.1	R$	207.6	R$	440.3
Interest on shareholders’ equity		-		-		-
Total distributions	R$	168.1	R$	207.6	R$	440.3
(1) Amounts already paid to our shareholders

On April 27, 2010 our shareholders approved the distribution of R$204.1 million as dividends to our shareholders with respect to our 2009 results.On April 2, 2009 our shareholders approved the distribution of R$171.1 million as dividends to our shareholders with respect to our 2008 results. On April 11, 2008 our shareholders approved the distribution of R$212.0 million as dividends to our shareholders with respect to our 2007 results.

The Company paid dividends or interest on shareholders’ equity for the years-ended December 31, 2007, 2008 and 2009 below the minimum levels requested by the Brazilian Corporations Law. As a result, the holders of our preferred shares are entitled, from 2010 on, to have the same voting rights as the holders of common shares, until TIM Participações pays minimum dividends again. Minimum dividends are noncumulative, calculated according to the Company’s bylaws.

C.    Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

D.    Trend Information

Customer Base and Market Share

In the year ended December 31, 2009, TIM’s subscriber base ended the year with 41.1 million clients, 12.9% from the year ended December 31, 2008.  This represented a market share of 23.6%, while the service revenues share, our primary focus, stood at 26% in the year ended December 31, 2009, compared to 27% in the year ended December 31, 2008. The pre-paid segment reached 34.6 million users in the year ended December 31, 2009, an increase of 16.2% from the year ended December 31, 2008.  The number of  post-paid users was 6.4 million in the year  ended December 31, 2009, a 1.8% decrease from the year ended December 31, 2008 due to a rigid disconnection policy, competitive environment and fewer than expected acquisitions in this segment.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil in terms of number of subscribers and our high quality customer composition. To do so we intend to utilize sophisticated strategies and our customer segmentation approach, which we believe has contributed to an increased subscriber base and to retain our current customers and attract new customers. In 2010, we plan to enter into a growth phase, driven by the increase in fixed-mobile substitution and the growth in data.We are aiming to become a leader in the telecommunications market by targeting customer satisfaction through improvement in service quality , expansion of capacity and integration with Intelig.

Change of Mix Between Postpaid and Prepaid Customers

With respect to the composition of our clients, our post-paid customers accounted for 15.7% of our total subscriber base in the year ended December 31, 2009, compared to 18.1% from a year ago, largely due to the increase of pre-paid base and the aforementioned performance from post-paid. Mobile market growth has been concentrated in the prepaid segment due to increased penetration in lower income segments.

Average Revenue Per User (ARPU) Per Month

TIM continues to maintain the highest ARPU among peers, registering R$27.0 in the year ended December 31, 2009, a dedrease of 9.1% when compared to R$29.7 presented in the year ended December 31, 2008. The trend is partially attributed to an increase of 16.2% in the pre-paid segment, a lower incoming revenue contribution and post-paid mix decline.

We are seeking to maintain our ARPU leadership position by focusing on value customers through segmented marketing approach and offering innovative and convergent services. If we are able to continue to maintain a relatively high ARPU, it would allow us to maintain revenue growth.

Revenues from value-added services had an important role in offsetting ARPU’s downward trend of the market as a whole. In 2009 we registered a value-added service revenue growth of 20.6% and accounted for 10.6% of total gross service revenue (compared to 10% registered in 2008). We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly after the launch of our 3G offers (such as our mobile broadband solution). As the provision of value-added services has a relatively low marginal cost, we anticipate that value-added services will contribute to the growth of our operating margins.

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

        In 2009, despite the competitive environment, our gross acquisition cost (per gross addition) was R$118 for the year ended December 31, 2009, compared to R$110 in the year ended December 31, 2008. The increase of 7.3% reflects the consistent segmented approach, with growth in commission and advertisement expenses.

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

The year 2009 continued to be marked by both by the government’s programs to encourage digital inclusion and the maturing of convergent services, recently inaccessible to the majority of the population. TIM pioneered the trend and, in 2007, launched TIM Web, the mobile Internet service with 2.5G technology, through its GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for GSM Evolution) networks, allowing users mobile access to Internet even before the launch of 3G technology in Brazil. Such initiatives, both of the government and the telecom companies, helped the country register record personal computer sales, expand digital inclusion and be among the world’s five biggest markets in this segment. Also in 2009, the broadband market grew by approximately 82% compared to the previous yearThe scope of competition and any adverse effects on our results and market share will depend on a variety of factors that cannot be assessed with precision, some of which are beyond our control. See “Item 3D. Key Information—Risk Factors” and “Item 4B. Information on the Company—Business Overview—Competition.”

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

F.     Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by Period (in millions of reais)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total debt (post Hedge)	4,090,058	1,347,463	1,428,004	470,084	844,507
Operating leases(1)	1,293,104	239,698	507,068	546,338	-
Total(2)	5,383,162	1,587,161	1,935,072	1,016,422	844,507

(1)
The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty. See note 19 to our Consolidated Financial Statements.

(2)
Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations. Interest is not included in long-term debt since subject to variable interest – see note 15 to our consolidated financial statements.

In 2009, we expect to have approximately R$2.1 billion in capital expenditures relating to our subsidiaries. Most of the planned 2009 capital expenditures relate to the expansion of the capacity and quality of our 3G technology and development of information technology systems. See “Item 4.A. Information on the Company—History and Development of the Company—Capital Expenditures.”

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

Item 6. Directors, Senior Management and Employees

A.    Directors and Senior Management

 Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Committee (Conselho Fiscal). The Board of Directors is comprised of three to nine members, serving for a two year term each with the possibility of re-election.

Our directors’ duties and responsibilities are set forth by Brazilian law, our Estatutos Sociais (“by-laws”) and our Política de Divulgação de Informações (Disclosure Policy), as determined by CVM Instruction 358. All decisions taken by our Board of Directors are registered in the books of the Board of Directors’ meetings. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings whenever discretionarily called by the chairman, by two directors or by the Chief Executive Officer. The chairman of the Board of Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee. In 2008, the Board of Directors has implemented two special advisory committees: the Compensation Committee and the Internal Control and Corporate Governance Committee, both composed by at least one independent director.

Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy, the Code of Ethics, issued by the Company, and the “Regulamento para Observância dos Atos Anatel nº 68.276, de 31 de outubro de 2007, e nº 3.804, de 07 de julho de 2009.”

The following are the members of the Board of Directors and their respective titles, whose terms of office will be valid until the Annual Shareholders’ Meeting to be held in 2011:

Name	Title	Date of Birth	Date Appointed
Manoel Horácio Francisco da Silva	Chairman	July 16, 1945	March 24, 2010
Gabriele Galateri di Genola	Director	January 11, 1947	April 2, 2009
Luca Luciani	Director	November 2, 1967	April 2, 2009
Marco Patuano	Director	June 6, 1964	November 27, 2009
Stefano de Angelis	Director	August 22, 1967	April 2, 2009
Andrea Mangoni	Director	June 5, 1963	March 24, 2010
Mailson Ferreira da Nóbrega	Director	May 14, 1942	April 2, 2009
Andrea Sandro Calabi	Director	September 18, 1945	April 2, 2009
Adhemar Gabriel Bahadian	Director	October 22, 1940	March 24, 2010

In addition, it shall be recorded that Messrs. Francisco da Silva, Nóbrega,  Calabi, and Bahadian are the members of the Board of Directors qualified as independent directors according to Brazilian independence standards.  They are scheduled to be re-elected or replaced at the Annual Shareholders’ Meeting to be held in 2011. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Manoel Horácio Francisco da Silva. Mr. Francisco da Silva has been the Chief Executive Officer of Banco Fator since 2002. Before his current position, he was the Chief Executive Officer of Telemar and also managed the area of paper and cellulose from Cia Vale do Rio Doce. Mr Francisco da Silva worked in the Group Ericsson do Brasil for 23 years, where he reached the position of Chief Executive Officer in many companies of the Group. He was also the Chief Executive Officer of Ficap, Chief Executive Officer of Sharp Equipamentos Eletrônicos. He also performed as the Superintendent Officer of the Companhia Siderúrgica Nacional, being responsible for the restructuring process of the Cia Vale do Rio Doce. He has also performed as member of the Board of Directors of many companies, such as Sadia, Bahia Sul, Group Ericson, Docenave and Telemar. He was appointed in 1989 as the major financial professional of the year by the Instituto Brasileiro de Executivos de Finanças (IBEF) and earned 3 prizes in 2001. Mr. Francisco da Silva holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of São Paulo and also completed the Advanced Management Program in the Harvard Business School.

Gabriele Galateri di Genola. Mr. Galateri di Genola was appointed Chairman of Telecom Italia on December 3, 2007. After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analysis Office before being appointed to manage the International Loans Office.  From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy and in Paris. In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office to Head of International Finance and, ultimately, Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A. Between April 2003 and June 2007, Mr. Galateri di Genola was Chairman of Mediobanca S.p.A. He is a non-executive Board Member TIM Participações S.A, Banca Esperia S.p.A., Banca CRS S.p.A., Banca CARIGE, Italmobiliare S.p.A., Fiera di Genova S.p.A., Utet S.p.A, Accademia Nazionale di Santa Cecilia – Foundation, European Institute of Oncology S.p.A., and Accor S.A. Mr. Galateri di Genola is a Vice Chairman of Assicurazioni Generali S.p.A. He is a member of the General Council and of the Executive Board of Confindustria. He is also Confindustria’s Chairman Representative for telecommunications and broadband development.

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

Marco Patuano. Mr. Patuano holds a degree in Economics from Università Commerciale Luigi Bocconi. Since November 6, 2009, he has served as Manager of Domestic Market Operations in Telecom Italia. He began his career at SIP Central Management in May 1990. From 1990 to 2002, he worked in various departments at Administration, Finance and Control. He was promoted through the ranks at Financial Management between 1998 and 2002. In April 2003, he became CFO at Tim Brasil and Telecom Italia America Latina S.A., a Group subsidiary based in Brazil. Between 2004 and 2006, he served as General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager of Operations for Telecom Argentina between May 2007 and July 2008. From August 2008 to October 2009 he was Telecom Italia’s Chief Financial Officer. He was appointed a director at Telecom Italia Media and the Italtel Group in September 2008. He sits on the Board and Executive Committee at Italtel S.p.A.

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

Andrea Mangoni. Mr. Mangoni has a bachelor’s degree in Administration by the Universitá di Roma, with a thesis regarding the evaluation and private financing of investments in public infrastructure. Mr. Mangoni worked for Acea S.p.A. from 1996 to March, 2009, having held the position of Chief Executive Officer since November, 2003. In September, 2009, he became Director International Business, moving to the position of Director Administration, Finance and Control in November 2009.

Mailson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our Board of Directors since April 2007. He holds a degree in Economics from Centro Universitário de Brasília (CEUB),  and held the position of Brazil’s Minister of Finance from 1988 to 1990, after building an extensive career at Banco do Brasil and in the public sector, in which the following positions stand out: Chief Economist and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce, and Secretary General of the Ministry of Finance. He performed as the Deputy Managing Director of the European Brazilian Bank - EUROBRAZ, in London. As a minister, he became a member of the Board of the International Monetary Fund and the World Bank. Mr. Nóbrega is currently a member of the Board of Directors of a number of companies in Brazil and abroad. Mr. Nóbrega was also a member of our Fiscal Committee in 2004 and in 2005. He wrote three books and is now a columnist of the weekly Veja Magazine.

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

Adhemar Gabriel Bahadian. Mr. Bahadian holds a degree in Law from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and a master’s degree from Instituto Rio Branco. Mr. Bahadian was a Brazilian Ambassador in Rome from 2006 to 2009 and a Deputy-Chairman of the trade negotiations related to the Free Trade Area of Americas (FTAA) from 2003 to 2005.

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

The following are the current members of the Board of Executive Officers and their respective titles, whose terms of office will remain valid until the first Board of Directors’ Meeting to be held after the Annual Shareholders’ Meeting of 2012:

Name	Title	Date of Birth	Date Appointed
Luca Luciani	Chief Executive Officer	November 2, 1967	May 3, 2010
Claudio Zezza	Chief Financial Officer and Investors Relations Officer	May 22, 1963	May 3, 2010
Daniel Junqueira Pinto Hermeto	Purchase & Supply Chain Officer	April 27, 1971	May 3, 2010
Beniamino Bimonte	Chief Human Resources Officer	September 16, 1967	May 3, 2010
Lorenzo F. Zanotti Lindner	Chief Commercial Officer	August 10, 1973	May 3, 2010
Rogerio Takayanagi	Chief Marketing Officer	October 5, 1974	May 3, 2010

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

Daniel Junqueira Pinto Hermeto. Mr. Hermeto holds a degree in Electrical Engineering from the Escola Federal de Engenharia de Itajubá (1994), attended a post-graduate program in Business Administration at the Fundação Getúlio Vargas – São Paulo (2002) and also holds a MBA in Executive Management from the Fundação Instituto de Administração – São Paulo (2007). He began his career in 1995 as a Product and Sales Engineer at Siemens - São Paulo. In 1997, Mr. Hermeto was promoted to the role of Senior Engineer, performing his duties in Munich. From 1998 to 2008, he worked for Motorola, where he worked as Manager of Purchasing and Senior Purchaser (1998-2002) , performing his duties in the City of Jaguariúna, State of São Paulo, Senior Manager of MP&L (2003-2004), performing his duties in Mexico, Chief Officer of

Manufacturing Operations (2005) and Chief Officer of Purchasing, Planning and Logistics (2006-2008), performing the duties of the last two positions in the City of Jaguariúna, State of São Paulo. Between February, 2008 and November, 2009, Mr. Hermeto worked as the Chief Officer of Purchasing and Logistics, in Claro, reporting directly to the Chief Executive Officer, and was responsible for the areas of Purchasing, Sourcing, Logistics and Inventory Management throughout the country, performing his duties in the City and State of São Paulo.

Beniamino Bimonte. Mr. Bimonte holds a degree in Economics & Commerce from the Università Federico II in Napoli and holds a Master of Business Administration from STOÀ – MIT. He joined the Human Resources Department of the Group in 1993, where he served in several positions. In 2002, he became the Chief of Organizational Development at TIM Italia S.p.A., a position he held until 2005. From 2006 to 2007 he served as Head of Human Resources Planning and Work Cost at Telecom Italia S.p.A. In 2008, he became responsible for the Managerial Development department, including HR management for Senior Managers, compensation and people development. Mr. Bimonte has also published two works in “Liguori Editore”: an article on Intranet and knowledge management entitled “Un progetto di organizzazione, gestione e diffusione delle conoscenze in azienda” and another entitled “Persone e Innovazione” in 2007.

Lorenzo Federico Zanotti Lindner. Mr. Lindner holds a degree in Economics from the Universidade do Estado do Rio de Janeiro (UERJ) and a Master degree in Administration from the Instituto Coppead de Administração da Universidade Federal do Rio de Janeiro (Coppead-UFRJ). Mr. Lindner began his career in 1999 as a consultant in Booz-Allen & Hamilton. Mr. Lindner joined TIM in 2002, where he worked until 2008, and was responsible for several offices, including Budgeting & Control, Commercial Planning and CRM (Marketing). In the middle of 2008, Mr. Lindner joined the consultancy Bain & Company, where he worked until the beginning of 2009, when he returned to TIM as the Strategy & Business Monitoring Officer.

Rogerio Takayanagi. Mr. Takayanagi holds a degree in Electrical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), is a specialist in Business Administration by the Fundação Getúlio Vargas de São Paulo (FGV-SP) and has a broad experience in the telecommunications industry, where he has worked for twelve years on projects in Europe, Asia, Middle East, along with South America. Mr. Takayanagi worked for seven years for the consultancy Value Partners and for five years for Promon Telecom, managing strategic projects of mobile and fixed telecom, in the regulatory, public and technological areas.

Fiscal Committee

The Fiscal Committee’s composition for 2010 consisted of three members, two of which were elected by the majority common shareholders and one by the minority preferred shareholders.

The following are the current members of our Fiscal Committee:

Name	Date of Birth	Date appointed	Term
Miguel Roberto Gherrize (*)	October 2, 1938	April 27, 2010	1 year
Alberto Emmanuel Whitaker	October 10, 1940	April 27, 2010	1 year
Oswaldo Orsolin (*)	May 30, 1943	April 27, 2010	1 year
Alfredo Ferreira Marques Filho (*)	July 18, 1961	April 27, 2010	1 year
Carlos Alberto Caser	December 8, 1960	April 27, 2010	1 year
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

Since our April 23, 2004 shareholders’ meeting, we have elected members of the Fiscal Committee who are independent from the Company and its affiliates. At a shareholders’ meeting held on May 6, 2004, we adopted internal regulations of our Fiscal Committee in order for it to serve also as an alternative structure to an Audit Committee in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley. Such internal regulations were updated on the Shareholders’ Meeting held on March 16, 2006 and later at the Fiscal Committee’ Meeting held on June 24, 2009. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

B.    Compensation

At the year ended December 31, 2009, we approved the aggregate amount of approximately R$6.4 million as compensation to our directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this Annual Report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2009. Our executive officers and other managers of the company are eligible to receive an incentive (MBO or “Management by Objectives”) bonus. The general criteria for the MBO bonus are approved by our Board of Directors and provides that eligible executive officers and other managers may receive a multiple of their base salary if they achieve certain pre-established targets.

At the year ended December 31, 2009, each member of our Board of Directors received R$156,000 and each member of our Fiscal Committee received an annual compensation of R$138,000, proportionally paid according to each member’s acquisition period.

We are not required under Brazilian law to disclose, and have not disclosed, the compensation of our officers on an individual basis.

C.    Board practices

See “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management” and “Item 6B. Directors, Senior Management and Employees—Compensation.”

D.    Our Employees

On December 31, 2009, we had 9,811 full-time employees. The following tables shows a breakdown of our employees as of December 31, 2009, 2008 and 2007.

	As of December 31,
	2009 (*)	2008	2007

Total number of employees	9,811	10,296	10,039
Number of employees by category of activity
Network	1,011	771	910
Sales and marketing	2,888	3,420	3,380
Information technology	459	449	437
Customer care	4,320	4,589	4,313
Support and other	1,133	1,067	999

(*) Includes 580 new employees from the merger with Intelig.

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force expire in 2010. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

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

E.     Share Ownership

The directors and members of our administrative, supervisory and management bodies do not hold, in the aggregate, more than 1% of either the common shares or preferred shares outstanding. As of December 31, 2009, our directors and executive officers, owned, in the aggregate, no common shares and 100 preferred shares.

Item 7.  Major Shareholders and Related Party Transactions

A.    Major Shareholders

Of our two classes of capital stock outstanding, only our common shares have full voting rights. The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the common shares or more as of December 31, 2009. The common shares held by TIM Brasil have the same voting rights as the other common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	650,537,118	77.14%
JVCO Participações Ltda.	43,356,672	5.14%
All our officers and directors as a group *	0%	0%

* Represents less than 1%.

TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia. See “Item 4C. Information on the Company—Organizational Structure.”

As of December 31, 2009, there were 277,174,521 preferred shares represented by ADSs. As of such date, the number of preferred shares represented by ADSs represented 16.98% of the total number of preferred shares outstanding and 11.20% of our total capital.

B.    Related Party Transactions

As of December 31,  2009, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had inter-company receivables and payables in amounts of  R$17,541 million and  R$43,685 million, respectively on December 31, 2009. See note  31 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$ 21.5 million as of December  2009. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Nordeste, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million . See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

We are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$  62.5 million as of December 31,  2009. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A.and TIM Nordeste, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million . See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

We are a guarantor of a promissory note issued by TIM Nordeste in the amount of R$  62.2 million as of December 31,  2009. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Nordeste, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of April 27, 2005, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$85 million. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

We are the guarantor of a promissory note issued by TIM Celular, as borrower, in the amount of R$  23.3 million as of December  31, 2009. This promissory note was issued pursuant to a guarantee agreement between Unibanco and TIM Celular, in which Unibanco issued a letter of guarantee for the Credit Agreement dated October 14, 2005, between TIM Celular, as borrower, and BNDES, as lender, in the principal amount of R$35.9 million. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

We are the guarantor of a promissory note issued by TIM Nordeste in the amount of R$ 68.1 million as of December 31, 2009. This promissory note was issued pursuant to a guarantee agreement between Banco Votorantim S.A. and TIM Nordeste, in which Banco Votorantim S.A. issued a letter of guarantee for the Credit Agreement, dated as of February 14, 2008, between TIM Nordeste, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67 million. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

We are guarantor for TIM Celular ´s Finance Contract with European Investment Bank in the principal amount of € 166 million as of December 31, 2009. BBVA Milan Branch and BES Portugal, issued, respectively, a guarantee in the principal amount of € 110 million and € 72,6 million, for the Finance Contract, dated as of June 3, 2008, between TIM Celular, as borrower, and European Investment Bank, as lender.

We are guarantor in favor of BNDES, in the amounts of: R$  1,867.4 million under the Credit Agreement dated as of August 10, 2005, of TIM Celular; under the Credit Agreement dated as of November 19, 2008, of TIM Celular, under the Credit Agreement dated as of October 6, 2008 of TIM Celular  and under the Credit Agreement dated as of  October 6, 2008, of TIM Nordeste. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia SpA. and TIM Participações

This agreement, originally signed in May 3, 2007, was extended for an additional 12 months beginning on January 3, 2009 pursuant to the approval by TIM Participações’ shareholders in a meeting held on April 2, 2009. The purpose of the agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused in adding value to the operations of TIM Participações through:

•	Benefiting from Telecom Italia’s experience and industrial capacity as one of the major players in the European market;

•
The systems/services/processes/best practices that were largely used in the Italian market and may be easily customized for the Brazilian market through limited investments and mitigated implementation risks; or

•	An increase in efficacy and efficiency by adopting in-house solutions that have been widely tested and used.

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

Tax Litigation

Litigation Related to the Payment of Income Tax and CSLL

In September 2003, TIM Nordeste was assessed by the Ceará Federal Revenue Service (SRF) authorities for R$12.7 million referring to: (i) disallowance of R$8.4 million expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$3.2 million of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$0.3 million and R$0.8 million, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company unsuccessfully filed an opposition and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers´ opinion the losses thereon are probable, the Management set up two provisions: one in the amount of R$11.2 million for IRPJ and CSLL, under the heading “Provision for Income Tax and Social Contribution,” and one in the amount of R$1.1 million, for PIS and COFINS, under the heading “Other Operating Expenses”.

In September of 2009, the controlled company adhered to REFIS (Brazilian Tax Debt Restructuring Program), amnesty of fines and interests and the possibility of federal tax debts to be paid in installments according to the Law n° 11.941/2009, having made the payment of R$3.2 million and the provisioned remaining amount of R$ 9.5 million was reverted in favor of the controlled company (R$0.8 million registered under the caption “Contingence provision reversal” and R$8.8 million under the caption “Income tax and social contribution provision”).

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

We are challenging these tax assessments with the appropriate Brazilian tax authorities and a final determination is pending. The total value of the five tax assessment notices is R$126.9 million. We believe that the probable amount that we would be required to pay is R$32.8 million and we have made provisions in this amount.

In September of 2009, the former TIM Nordeste decided to adhere to REFIS, and made CSLL collections in the amount of R$4.9 million, referring to the CSLL assessment in item (i) above, (alleged improper adjustments to net income in determining profits relating to inappropriate adjustments due to monetary variations in swap arrangements.) As R$8.5 million had already been provisioned to face the original CSLL assessments, a remaining amount of R$ 3.7 million was  reverted in the Company’s balance sheet.

These tax assessment notices remain in discussion before the fiscal authorities. The remaining amount in discussion totals R$ 128.4 million, with a provision in the amount of R$24.2 million.

In 2008, TIM Participações received a tax assessment notice, remitted by the Federal Revenue Department of the State of Rio de Janeiro, in the total amount of R$3.2 million, related to the supposed non homologation of the compensation request for use of IRPJ debt balance of calendar-year 2003. Based on the opinion of internal and external legal advisers, it was concluded that the loss is probable.

In September of 2009, the controlled company adhered to REFIS, having made payment of R$1.7 million and the remaining provisioned amount of R$ 1.5 million was reverted in favor of the controlled company (registered under caption “Income tax and social contribution provision”).

In 2006, TIM Celular received a tax assessment notice remitted by the Federal Revenue Department of the State of Rio de Janeiro, in total amount of R$0.8 million, related to: supposed non homologation of diverse requests of compensation for the utilization of IRPJ and CSLL debt balance of calendar-year 1998 with COFINS, IRPJ and CSLL debts. Based on the opinion of internal and external legal advisers, it was concluded that the loss is probable. In September of 2009, the company adhered to REFIS, having made the payment of R$ 0.3 million, the remaining provisioned amount of R$0.5 million was reverted in favor of the controlled company (registered under caption “Income tax and social contribution provision”).

The controlled company Intelig applied for a Writ of Mandamus aiming for the recognition of exemption of Income Tax Withheld (IRF) over the remittances to international operators for payment of interconnection services, based in the provisions of the Melbourne Treaty. In December of 2006, the Regional Federal Appellate Court decided in favor of the controlled company, the lawsuit is in the Superior Court of Justice for the evaluation of appeal presented by the Federal Government.

In December of 2006, the controlled company Intelig received a tax assessment notice from the Federal Revenue Department in the sum of R$ 49.0 million resulting from the absence of payment of the IRF and CIDE over such remittances. The aforementioned notice is being contested, with the administrative proceeding on suspended liability until the final decision of the Writ of Mandamus on a judicial level. Based on the opinion of internal and external legal advisers, the lawsuits still in discussion have been evaluated and it has been determined that the provisions for possible loss are adequate.

In October of  2005, the former TIM Nordeste, current TIM Celular received Tax Foreclosure in the amount of R$5.6 million related to the absence of payment of IRRF over rents, royalties and at-will employment relationships. The controlled company moved to stay execution against referred tax foreclosure and intends to defend itself against such charge until in reaches the highest court of the Brazilian Judiciary.

Litigation Related to the Deduction of Goodwill Paid in the Sistema Telebrás Auction

TIM Nordeste received on October 30, 2006 tax assessment notices at the amount of R$331.2 million which was then reduced to the amount of R$258.1 million related to the set-off of the premium paid (goodwill) in the Sistema Telebrás auction (acquisition of mobile companies) against the company’s income, for tax purposes. Such tax assessment notices and are based on the following facts: (a) non tax-deduction of the expense resulted from the goodwill pay-off; (b) non registration of the goodwill exclusion in the book taxable income (LALUR); (c) improper set-off of the debt disallowance and negative tax calculation basis related to the previous fiscal years; (d) overdeduction of the activity profit tax break; (e) previous tax-deduction of the disallowance of the withholding Social Contribution on Net Income (CSLL); (f) improper deduction of the annual monetary adjustment of the prepaid Corporate Income Tax (IRPJ) and CSLL; (g) fine over the lack of payment of IRPJ and CSLL which are due based on a monthly estimative.

After timely challenging these assessment notices, the subsidiary awaits the taxing authorities’ decision on the matter.

 In March 2007, the Brazilian Tax Authorities informed TIM that the amounts of IRPJ, CSLL and a separate fine totaling R$73 million (principal and separate fine) had been excluded from the assessment notice, which caused the reduction of the original assessment. As a consequence, this assessment was partially reduced, the discussion on the remainder being transferred to 160 compensation processes, currently totaling R$85.8 million.

In September of 2009, in one of the compensation lawsuits there was a decision partially favorable to the former TIM Nordeste reducing part of the credit compensated by the controlled company. Currently, the controlled company continues to defend the rest of the compensation lawsuits which have as a remaining balance the total of R$ 75.3 million (reduction of R$ 10.5 million).

In May and July 2008, TIM Nordeste received 49 compensation processes issued by the Federal Treasury related to the IR and CSL totaling R$11.1 million. Based on its internal and external lawyers’ opinion, we have not set up a provision for the above mentioned tax assessments.

Claims Related to the Payment of PIS and COFINS Taxes by TIM Nordeste

In 2004, TIM Nordeste was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$30.9 million. Because this is a controversial matter involving interpretation of applicable legislation, a provision was established, in 2004, for the same amount. On March 13, 2006, a final decision was issued on the action filed by the company against Law 9718 of November 27, 1998. The company argued that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue. In view of the final decision, in 2006, the Management of TIM Nordeste requested extinction of the tax assessment against TIM Nordeste, concerning PIS and COFINS on exchange variation, and reversed, the provision set up in 2004.

In April 2007, the amount of PIS on exchange variation claimed was reduced by R$5.3 million, after the matter was declared unconstitutional and recognized as such in the administrative level. The remainder – R$25.6 million – is now under discussion. TIM Nordeste awaits the recognition, at administrative level, of the impossibility of collecting the remaining related to the COFINS infraction.

In relation to the tax assessment notices, which discussed the charge of PIS and COFINS over exchange rate changes, in April of 2007, the demands of PIS related to exchange rate changes were canceled and, in February of 2009, the demands of COFINS related to exchange rate changes were also reduced by R$23.3 million, with R$2.3 million remaining under discussion.

TIM Celular and the former TIM Nordeste in October, November and December of 2009, received, respectively, 154 and 41 tax assessment notices in the amounts of R$ 20.5 million and R$ 5.5 million in which the tax authority considers some of our COFINS compensation request to be unlawful,  related to the import of services in the period between 2005 and 2007. These assessment notices are currently being  administratively questioned by the Company.

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

TIM Celular received notices from the fiscal authorities of the State of Santa Catarina in the years 2003 and 2004, which related mainly to disputes as to the applicability of ICMS taxation over telecommunication services rendered by the Controller Company, as well as commercialization of mobile devices. The amount currently in discussion is of R$42.6 million considering diverse successes in administrative proceedings (the amount initially noticed was of R$95.4 million). The controlled company continues to discuss, on both administrative and judicial levels, such tax assessment notices and based on the opinion of internal and external legal advisers, Management concludes that the lawsuits still in discussion have been evaluated as a possible loss.

The controlled companies, the former TIM Nordeste and TIM Celular, received during the last few years tax assessment notices entered by fiscal authorities of various Brazilian States related to ICMS payment over operational activities of telecommunications services rendering, as well as commercialization of merchandise. Some of the alleged bases for the notices, according to plea by the ICMS inspection, included: (i) the liability for the difference between the internal and interstate ICMS tax rate in the acquisition  of assets destined to the fixed, use and consumption assets, as well as determination of the basis of calculation of the referred tax over commercialization merchandise acquisition operations; (ii) bookkeeping of taxed services (according to the understanding of the National Treasury) as non-taxed by the controlled in the Sales Journal; (iii) alleged reduced payment through utilization of the wrong tax rate and entry of telecommunication services as non-taxed; (iv) alleged lack of payment due to differences in the amounts effectively paid and the declared; (v) payment of tax beyond term established by state legislation, among others. Referred tax assessment notices are being defended in administrative and judicial proceedings. The total amount involved in these cases, with respect to amounts greater than R$ 5.0 million, is R$ 95.7 million.

The controlled companies, former TIM Nordeste and TIM Celular, received tax assessment notices of ICMS entered by the fiscal authorities of the States of Rio de Janeiro and Bahia pleading the lack of payment of the tax, as well as the additional tax rate related to the Fight Against Poverty and Social Differences Fund supposedly incident over: (i) rendering of international roaming services; and (ii) rendering of services in the pre-paid modality. Referred notices are being defended administratively and total the sum of R$ 30.9 million.

The former TIM Nordeste and current TIM Celular received tax assessment notices entered by the fiscal authorities of the States of Paraíba and Rio de Janeiro, in the respective amounts of R$ 5.5 million and R$ 38.2 million, related to the lack of proportional reversal of ICMS credits relative to exempt and non-taxed sales. The notices are being objected administratively by the controlled companies and total R$ 43.8 million.

The controlled companies TIM Celular and former TIM Nordeste received tax assessment notices entered by the fiscal authorities of the States of São Paulo and Minas Gerais in the amounts of R$193.9 million and R$17.2 million, respectively, aiming at the supposed non inclusion of conditional discounts offered to clients in the base of calculation of ICMS. The companies intend to defend themselves against such charge until it reaches a higher court of the Judiciary.

In 2008 and 2009, the former TIM Nordeste and TIM Celular, received tax assessment notices, in a total sum of R$ 94.0 million, entered by the fiscal authorities of the State of Ceará, São Paulo, Pernambuco, Paraná and Minas Gerais aiming at debt caused by the employment of ICMS credit in the acquisition of electric energy. The notices are being defended administratively by the companies.

The former TIM Nordeste, and TIM Celular, received in October of 2008, a tax assessment notice entered by the fiscal authorities of Sergipe in the amount of R$16.7 million, for late delivery of fiscal information in electronic files, as determined by the ICMS Regulation of the State of Sergipe, containing information on the rendering of telecommunication services. Referred notice is being defended administratively by the companies.

The former TIM Nordeste received in September of 2008, a tax assessment notice entered by the fiscal authorities of Minas Gerais in the amount of R$24.9 million, which aims for the application of isolated fine in result of the absence of bookkeeping in the books of ICMS evaluation of telecommunication service receipts. In August of 2009, an administrative decision was pronounced which reduced the noticed amount by 99.8% . The company made a payment for the remaining balance and the lawsuit was finished.

In November 2002, the controlled company Intelig Telecom received a tax assessment notice entered by the State Treasury Department of Minas Gerais in the amount of R$ 8.5 million, related to the supposed undue utilization of ICMS credit in the acquisition of assets integrant of the fixed assets and material destined to be used and consumed by the company. The tax assessment notice is being defended judicially.

In November of 2005, the controlled company Intelig Telecom received a tax assessment notice entered by the State Treasury of Mato Grosso in the amount of R$11.7 million related to the supposed undue utilization ICMS credit in the acquisition of assets integrant of the fixed assets without the support of the respective tax receipt and of the difference of ICMS aliquot The tax assessment notice is being defended judicially.

In December of 2007 and December of 2008, the controlled company Intelig received two tax assessment notices entered by the State Treasury of São Paulo in the respective amounts of R$ 6.7 million and R$ 11.3 million, respectively, related to the supposed undue employment of ICMS credit in the years of 2002 and 2003, through reversal of debt in the canceling of telecommunication services effectively non rendered. The tax assessment notice received in 2002 finished administratively without success for the company and the judicial discussion of the debt will be initiated. The tax assessment notice corresponding to the year of 2003 is still being defended administratively.

In August of 2009, the controlled company Intelig Telecom received a notice entered by the State Treasury of Rio de Janeiro in the amount of R$ 4.8 million, related to the supposed undue utilization of ICMS credit by the application of the inadequate coefficient of reduction of the credit tax in relation to the exempt and non-taxed sales operations occurred in the period of 2004 to 2009. The notice is being defended administratively.

In April of 2002, the controlled company Intelig Telecom received notices from the State Treasury of Rio de Janeiro in the amount of R$ 149.5 million related to (i) non presentation of the book of fixed assets credit control (Ciap) complying to legislation; (ii) execution of co-invoicing agreement in partnership with operators, with the purpose of optimizing invoicing procedures, not complying with the accessory obligations of the legislation; (iii) non compliance with the state legislation related to the incidence of ICMS in the services rendered from payphones (TUP); (iv) printing and emission of tax receipts without proper authorization (AIDF); and (v) lack of payment of ICMS over import operations based in agreement or program with the State of Rio de Janeiro.

In August of 2006 was published the Covenant ICMS no. 72/06 authorizing the States to reduce or not to demand interests, fines and monetary restastement related to the nonpayment of ICMS resulted from provision of communication services. Therefore, based on the referred Covenant the Controller executed the payment of R$ 24.3 million to settle the debts of ICMS comprised by the terms of the respective legislation. The Controller is currently discussing with the tax authorities some notices and based on the opinion of its internal and external legal advisers, the Management concluded as the probable losses to be incurred in these processes are of R$ 5.7 million, a amount provided in December of 2009.

Municipality of Rio de Janeiro ISS tax Charges

TIM Celular received a tax assessment notice from the Municipality of Rio de Janeiro related to the supposed lack of collection of ISS in the value of R$94.4 million. The main reason of this tax assessment notice relates to site-sharing agreements. The municipality wants to charge the ISS over this agreements in view of the Complementary Law nr. 116/03, exhibit item 3.04. However, we have strong arguments to fight against  this law because the ISS is a tax on services and the site-sharing agreements do not involve services. Moreover, there is a lawsuit challenging the constitutionality of item 3.04 of the Complementary Law nr 116/03 (ADIN – Ação Direta de Inconstitucionalidade). We are challenging this tax assessment with the appropriate Brazilian tax authorities and a final decision is pending. We believe there is a possibility that we will be required to pay this tax assessment but that it is not probable. Accordingly, we have not made a provision for this amount.

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

Since October of 2006, ANATEL is entering tax assessment notices against the controlled of the Company, which are related to the amounts of FUST on revenues of interconnection supposedly due in the years of 2001 to 2004 as well as penalty, regarding the Rule No. 07/05 such tax assessment notices of that period sum the amount of R$ 128.1 million.

The Controlled Intelig Telecom received several tax assessment notices entered by ANATEL totalizing the sum of R$ 29.4 million, which are related to the amounts of FUST on revenues of interconnection supposedly due in the periods of January to December of 2001, 2002 and 2003, respectively. The referred notices are being defended administratively. We estimate the likelihood of an adverse ruling in this matter is possible.

Litigation Related to the Payment of FUNTTEL

        The Ministry of Communications entered tax assessment notices against TIM Celular and the old TIM Nordeste, in the total sum of R$ 46.8 million, which make reference to the amounts of FUNTTEL on revenues of interconnection supposedly related to the years of 2001 to 2004, as well as penalty. The understanding of the

Company is that the aforementioned revenues are not subject to incidence of FUNTTEL. It was applied injunction in order to cover the interests of the Company about the non-collection of FUNTTEL on revenues of interconnection based on the same arguments defended in the lawsuit of FUST.

TIM Group filed a writ of mandamuns and obtained a preliminary injunction authorizing us not to collect the FUNTTEL tax related to interconnection revenues. We estimate the likelihood of an adverse ruling in this matter is possible. For this reason, we have not made any accrual in connection therewith.

         The Controller Intelig Telecom received tax assessment notices entered by the Ministry of Communication in the sum of R$ 9.9 million, which are related to the amounts of FUNTTEL on revenues of interconnection supposedly due for the periods of January to December of 2002, March to December of 2003 and April to December of 2004, respectively. The referred notices are being defended administratively.

Other Litigation

We are a party to certain legal proceedings arising in the normal course of business. Most of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect charges imposed by us as well as defects on mobile handsets we sell. Most labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2009, we were a party to approximately 61,141 consumer protection claims and 2,350 labor law claims. There are also 181 public civil actions and class actions (respectively “ação civil pública” and “ação popular”). We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

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

We may also make additional distributions to the extent of available distributable profits and reserves.  TIM Celular is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, are accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

Brazilian corporations may make payments to shareholders characterized as interest on the corporation’s capital (“juros sobre capital próprio”) as an alternative form of making dividend distributions to the shareholders. The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time. Dividends are not subject to withholding income tax when paid. On the other hand, interest on capital paid to shareholders is deductible from the corporation’s net profits for tax purposes, but the distributions are subject to withholding tax. See “Item 10E. Additional Information––Taxation––Brazilian Tax Considerations––Distributions of Interest on Capital.”

For the purposes of Brazilian Corporations Law, and in accordance with our by-laws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve. On December 31, 2009, the balance of our legal reserve was R$122.3 million, which was equal to 1.5% of our total capital.

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

The Company did not pay the minimum dividends or interest on shareholders’ equity for the years-ended December 31, 2007, 2008 and 2009. As a result, the holders of our preferred shares are entitled, from 2010 on, to have the same voting rights as the holders of common shares, until TIM Participações pays dividends again. Minimum dividends are noncumulative, calculated according to the Company’s bylaws.

B.    Significant Changes

None.

Item 9.  The Offer and Listing

A.    Offer and Listing Details –

The preferred shares trade principally on the BMF&BOVESPA under the symbol “TCSL4”. On December 31, 2009, we had 642,354,771 preferred shares and 192,744,359 common shares outstanding. The preferred shares traded in the United States on the NYSE are represented by ADSs, each ADS representing 10 preferred shares. The ADSs are issued by JPMorgan Chase Bank, N.A. (the “Depositary” or “JPMorgan”), pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners from time to time of ADRs. See “Item 12. Description of Securities Other than Equity Securities.” The ADSs trade on the NYSE under the symbol “TSU.”

The table below shows, for the indicated periods, the high and low closing prices of our ADSs on the New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange		São Paulo Stock Exchange
	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per thousand preferred shares)
Year ended
December 31, 2005	25.76	12.11	5.90	3.19
December 31, 2006	40.60	23.54	8.66	5.25
December 31, 2007	46.40	29.54	8.10	5.80
December 31, 2008	43.80	11.44	7.33	2.42
December 31, 2009	30.13	11.99	5.20	2.64

Year ended December 31, 2008
First quarter	43.81	31.48	7.33	5.46
Second quarter	34.77	27.19	5.95	4.44
Third quarter	27.98	19.17	4.50	3.44
Fourth quarter	21.68	11.44	4.50	2.42
Year ended December 31, 2009
First quarter	15.50	12.34	3.68	2.85
Second quarter	20.48	11.99	3.97	2.64
Third quarter	25.44	17.00	4.59	3.36
Fourth quarter	30.13	23.27	5.20	4.08

Quarter ended March 31, 2010
March 31, 2010	31.28	25.37	5.39	4.71

Month ended
December 31, 2009	30.13	27.20	5.20	4.68
January 31, 2010	31.28	26.27	5.37	4.95
February 28, 2010	29.29	25.37	5.24	4.71
March 31, 2010	30.61	27.09	5.39	4.90
April 30, 2010	28.34	24.52	4.93	4.27
May 31, 2010	27.94	23.58	4.95	4.32
June 30, 2010 (through June 25, 2010)	28.59	25.98	5.08	4.76

B.    Plan of Distribution

Not applicable.

C.    Markets

Trading on the Brazilian Stock Exchanges

The BMF&BOVESPA is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded.

Trading on the BMF&BOVESPA is conducted every business day, from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m. during daylight saving time in Brazil, on an electronic trading system called “Megabolsa.” Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight saving time in Brazil. The “after-market” trading is the scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and make trades through the home broker system.  This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

When shareholders trade shares or units on BMF&BOVESPA, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares or units to the exchange on the second business day following the trade date. Delivery of and payment for shares or units are made through the facilities of an independent clearing house, the Companhia Brasileira de Liquidação e Custodia, or CBLC.

In order to maintain control over the fluctuation of BMF&BOVESPA index, BMF&BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever BMF&BOVESPA index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, BMF&BOVESPA is less liquid than the New York Stock Exchange and other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

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

Differentiated Levels of Corporate Governance and the New Market

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, BMF&BOVESPA has implemented certain new initiatives, including:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed in BMF&BOVESPA; and

•	a new separate listing segment for qualifying issuers referred to as the Novo Mercado, or New Market.

The Differentiated Levels of Corporate Governance, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the BMF&BOVESPA. The companies may be classified into two different levels, depending on their degree of adherence to the BMF&BOVESPA’s practices of disclosure and corporate governance.

To become a Level 1 company, an issuer must voluntarily satisfy, in addition to the obligations imposed by Brazilian law, the following requirements:

•	ensure that shares amounting to at least 25% of its capital are outstanding and available for trading in the market;

•	adopt procedures that favor the dispersion of shares into the market whenever making a public offering;

•	comply with minimum quarterly disclosure standards;

•	follow stricter disclosure policies with respect to transactions with controlling shareholders, directors and officers involving the issuer’s securities;

•	submit any existing shareholders’ agreements and stock option plans to the BMF&BOVESPA; and

•	make a schedule of corporate events available to the shareholders.

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

•	grant preferred shareholders the right to vote in certain cases, including, without limitation, the transformation, spin-off or merger of the company, and approval of agreements with related parties;

•	make a tender offer for all outstanding shares, for a price equal to fair market value, in the event of delisting from Level 2 qualification; and

•	agree to submit any disputes between the company and its investors exclusively to the BMF&BOVESPA’s Market Arbitration Chamber.

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

BMF&BOVESPA Market Administration Panel

Pursuant to Law Nr. 9,307/96, a Market Arbitration Panel (the “Panel”) has been established by the BMF&BOVESPA. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to BMF&BOVESPA listed companies that have undertaken to voluntarily comply with Level 2 and New Market levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution involving, among others, the Bovespa, the applicable listed company and the shareholders, directors and management of the applicable listed company.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian Corporations law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets in general; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

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

Under Brazilian Corporations law, a corporation is either publicly held (companhia aberta), as we are, or closely held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting requirements. We have the option to ask that trading in securities on BMF&BOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of BMF&BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BMF&BOVESPA.

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

Trading on BMF&BOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our preferred shares on behalf of the Depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges preferred shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our preferred shares or upon distributions relating to our preferred shares, unless the holder obtains a new registration. See “Item 10B. Additional Information—Memorandum and Articles of Association.”

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

Corporate Purpose

Article 2 of our by-laws provides that our main corporate purpose is to exercise control over operating companies that provide mobile telephone and other services in their respective authorization and/or concession area. Other corporate purposes include:

•	promote, through our controlled or affiliated companies, the expansion of mobile telephone services in their respective concession areas;

•	procure funding from internal or external sources;

•	promote and foster study and research for the development of mobile telephone services;

•	perform, through our controlled or affiliated companies, specialized technical services related to the mobile telephone industry;

•	promote and coordinate, through our controlled or affiliated companies, the education and training of the staff required by the telephone services;

•	effect or order the importation of goods and services for our controlled and affiliated companies;

•	perform any other activities linked or related to our corporate purpose; and

•	hold interests in other companies.

Company Management

Following is a description of some of the provisions of our by-laws concerning members of the Board of Directors:

•	Pursuant to Art. 25, item XVII, the Board of Directors has the power to approve loans and financing as well as to issue promissory notes, for an amount exceeding 2% of the shareholders’ equity;

•
Pursuant to Art. 25, item XXI, the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the executive officers, observed the allocations already approved by the Shareholders’ meeting; and

•
Pursuant to Art. 27, paragraph 3 , a member of the Board of Directors is not authorized to access information or to attend a meeting of the Board of Directors regarding subjects or proposals in respect of which such director has or represents an interest conflicting with those of TIM.

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

BMF&BOVESPA reports transactions carried out in its market to the Companhia Brasileira de Liquidação e Custódia, or CBLC, a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank and CVM and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

C.    Material Contracts

See  “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds—Financial Contracts” the summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business:

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

E.    Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of the preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold preferred shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the federal income tax laws of the United States thereunder as of the date hereof, both of which are subject to change. Holders of preferred shares or ADSs should consult their own tax advisers as to the tax consequences of the ownership and disposition of preferred shares or ADSs in their particular circumstances.

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

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian income tax withholding. The dividend distribution made in 2009 does not include any dividends relating to periods ending on or before January 1, 1996.

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

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax or taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges are otherwise subject to Brazilian income tax at a rate of 15% and also to Brazilian withholding tax at a rate of 0.005% (to offset the Brazilian income tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if made by investors resident in a tax haven jurisdiction.

Non-Brazilian holders of preferred shares registered under Resolution CMN 2,689 (which pursuant to Resolution 1,297, includes ADSs) and which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment if the investor has

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

Thus, holders of ADSs and non-Brazilian holders of preferred shares under Resolution CMN 2,689 will not be subject to Brazilian income tax on gains realized on the sale or other disposition of such ADSs or preferred shares, but, there can be no assurance that the current preferential treatment for holders of ADSs and non-Brazilian holders of preferred shares under Resolution CMN 2,689 will be maintained.

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

•	the average price per preferred share on the BMF&BOVESPA on the day of the deposit; or

•	if no preferred shares were sold on that day, the average price per preferred share on the BMF&BOVESPA during the fifteen preceding trading sessions.

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

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian income tax, but is subject to the IOF/Bonds tax as described below. On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution CMN 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank of Brazil as described above in “—D. Exchange Controls”. If such non-Brazilian holder does not qualify under Resolution CMN 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

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

Tax on Foreign Exchange and Financial Transactions

Tax on foreign exchange transactions (“IOF/Exchange Tax”)

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  Effective October 20, 2009, the Brazilian government increased the tax rate related to foreign investments in the Brazilian financial and capital markets from 0 to 2%, including investments made pursuant to Resolution CMN 2,689. The IOF tax applies upon conversion of foreign currency into Brazilian reais related to equity or debt investments on the Brazilian stock exchanges (such as BMF&BOVESPA) by foreign investors, where our preferred shares are listed) or the over-the-counter market, as well as private investment funds, Brazilian treasury notes and other fixed income securities. The outflow of funds from Brazil related to investments carried out pursuant to Resolution CMN 2,689, including for dividend payments and returns of capital, remains subject to the 0% rate. In any case, the Brazilian Government is permitted to increase the rate at any time up to 25%. However, any increase in rates may only apply to future transactions.

As a result of this increase in the IOF/Exchange Tax, any non-Brazilian holder will be subject to a 2.0% tax upon transferring foreign currency to Brazil to purchase securities, including our preferred shares.

Tax on transactions involving bonds and securities (“IOF/Bonds Tax”)

Brazilian law imposes the IOF/Bonds Tax on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving the cancellation of ADSs in exchange for preferred shares is currently 1.5%.  The rate is applied to the product of the number of preferred shares received and the closing price for those shares on the date prior to the transfer, or if such closing price is not available, the last available closing price for such shares.  The 1.5% IOF/Bonds tax also applies on the deposit of preferred shares in exchange for ADSs.  The Minister of Finance has the legal power  to increase the rate to a maximum of 1.5% per day. Any such increase will be applicable only prospectively.

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of preferred shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities.  The discussion applies only to a U.S. Holder that holds preferred shares or ADSs as capital assets for tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities or foreign currencies who use a mark-to-market of tax accounting;

•	persons holding preferred shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including an “individual retirement account” or Roth IRA;

·	persons holding shares in connection with a trade or business conducted outside of the United States;

•	persons holding preferred shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

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

Taxation of Distributions

Distributions paid on preferred shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.  Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011 are taxable at favorable rates, up to a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded.  U.S. Holders should consult their tax advisers to determine whether a favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at a favorable rate.

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

Sale or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of preferred shares or ADSs will be capital gain or loss. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil. U.S. Holders should consult their tax advisors as to whether the Brazilian tax on gains may be creditable against the holder's U.S. federal income tax on foreign source income from other sources.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2009 taxable year.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

F.     Dividends and Paying Agents

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

Interest Rate Risk

On December 31, 2009, our outstanding debt accrued interest at the CDI,  TJLP and IPCA totaled R$4,243 million. On the same date, we had cash and cash equivalents, in the amount of R$2,413.0 million and R$146.0 million in short-term instruments accruing interest at the CDI rate.

Over one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2008 would have resulted in a variation of R$42.4 million in our interest expenses from financial contracts and a variation of R$25.3 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

Exchange Rate Risk

As of December 31,  2009, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter in to hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings. Our foreign-exchange hedging agreements protect us from devaluations of the real but expose us to potential losses in the event the foreign currencies decline in value against the real. However, any such decline in the value of foreign currencies would reduce our costs in reais in terms of planned capital expenditures as discussed below.

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

Item 12. Description of Securities Other than Equity Securities

Description of American Depositary Receipts in Respect of Preferred Shares

Our depositary is JPMorgan with its corporate trust office at which the ADRs will be administered is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401, United States.

Each ADS represents 10 preferred shares, deposited with the custodian and registered in the name of the depositary.

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

Depositary Actions:	Description of Fees Incurred by ADR Holders per Payment:
Depositing or substituting the underlying shares	U.S.$5.00 per 100 ADSs (or portion thereof)
Selling or exercising rights	U.S.$5.00 per 100 ADSs for all distributions of securities or the net cash proceeds from the sale thereof
Withdrawal of an underlying security	U.S.$5.00 per 100 ADSs or portion thereof plus a U.S.$20.00 fee
Receiving or distributing dividends	U.S.$0.02 or less per ADS (or portion thereof)
Transferring, splitting, grouping receipts
U.S.$1.50 per ADR or ADSs for transfers made, to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded

As necessary, transfer or registration fees, if any, in connection with the deposit or withdrawal of deposited securities

General depositary services
As necessary, expenses incurred by the depositary in connection with the conversion of reais into U.S. dollars

As necessary, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing or delivering preferred shares, ADRs or any deposited securities

As necessary, any fees and expenses incurred by the depositary in connection with the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

Ongoing Reimbursements by the Depositary

JPMorgan as depositary, has agreed to reimburse certain reasonable Company´s expenses related to the establishment and maintenance of the ADR program. Such reimbursable expenses include legal fees, investor relations servicing, investor related presentations, broker reimbursements, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, accountants´ fees in relation to this Form 20-F fillings with the SEC and other bona fide Program-related third party expenses.

During the year ended December 31, 2009, we received from our depositary US$624,950 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities. See also “Item 10.E. Additional Information – Taxation.”

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2009. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. TIM’s management concluded that as of December 31, 2009, our internal control over financial reporting was adequate and effective, based on those criteria.

Management’s evaluation of internal control over financial reporting excluded Intelig, which we acquired on December 30, 2009. Under Brazilian GAAP the acquisiton was considered to have taken place on November 30, 2009 and accordingly, our 2009 consolidated income statement includes one month operation of Intelig. The total assets (excluding amounts resulting from the purchase price allocation) and total net revenue subject to Intelig’s internal control over financial reporting represent approximately 5.0% and 7.7%, respectively, of our consolidated total assets and consolidated net revenue, respectively, as of and for the year ended December 31, 2009. Management did not assess the effectiveness of internal control over financial reporting of Intelig due to the timing of the acquisition. In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their assessment of internal controls over financial reporting during the first year following the acquisition while in the process of integrating the acquired operations.

Our independent registered public accounting firm, Ernst Young Auditores Independentes S.S., has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2009.  The report on the audit of our internal control over financial reporting is included below.

(c) Attestation Report of the Registered Public Accounting Firm

Ernst Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2009.  The attestation report appears as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
TIM Participações S.A.

We have audited TIM Participações S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TIM Participações S.A.’s management is responsible for maintaining effective internal control over financial reporting and, for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Intelig Telecomunicações Ltda., which is included in the 2009 consolidated financial statements of TIM Participações S.A. and constituted R$880,734 thousand and R$500,426 thousand of total and net assets, respectively, as of December 31, 2009, and R$58,402 thousand and R$16,701 thousand of net revenues and loss for the year then ended. Our audit of internal control over financial reporting of TIM Participações S.A. also did not include an evaluation of the internal control over financial reporting of Intelig Telecomunicações Ltda.

In our opinion, TIM Participações S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TIM Participações S.A. as of December 31, 2009 and 2008, and related consolidated statements of income, changes in shareholder’s equity, cash flows, and value added statement for each of the three years in the period ended December 31, 2009 and our report dated February 12, 2010, except as to Notes 37 and 38, as to which the date is May 14, 2010, expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.

/s/ Claudio Camargo
Claudio Camargo
Partner

Rio de Janeiro, Brazil
February 12, 2010, except for internal control over financial reporting related to Notes 37 and 38 of the 2009 consolidated financial statements, as to which the date is May 14, 2010.

(d) Changes in Internal Control over Financial Reporting

A number of processes and systems are currently being changed in order to unify the operations of the various entities making up TIM Participações. An action plan is being implemented in order to comply with the best practices within the industry. However, these changes will not significantly affect these controls subsequent to the date of evaluation and do not constitute corrective action with regard to material weaknesses as a result of the evaluation. On December 30, 2009, we completed the acquisition of Intelig. We are in the process of integrating Intelig and will be conducting an evaluation of internal control over financial reporting pursuant to the Sarbanes Oxley Act of 2002. Excluding the Intelig acquisition, there have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Fiscal Committee, which functions as an audit committee, shall be comprised of three to five permanent members and an equal number of alternates, who may or may not be shareholders, elected by the Shareholders’ meeting. This year we have five members, three elected by the majority common shareholders, one by the minority common shareholders and one by the minority preferred shareholders. Our Fiscal Committee has determined that three of its members, Messrs. Miguel Roberto Gherrize, Alfredo Ferreira Marques Filho and Oswaldo Orsolin, independent members of our Fiscal Committee under Brazilian rules, are “audit committee financial experts,” as such term is defined by the SEC.

Item 16B. Code of Ethics

We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other directors, officers, controlling shareholders and members of our Fiscal Committee in accordance with CVM rules satisfying the requirements of Brazilian Law. Our code of ethics is filed as an exhibit to this annual report and is available on our website at http://www.tim.com.br/ri. The Code of Conduct and Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4.A. Information on the Company—History and Development of the Company—Basic Information.” The Code of Ethics was updated on the Board of Directors’ Meeting held on September 30, 2008.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Ernst & Young Auditores Independentes S.S., during the years ended December 31, 2009 and 2008:

	Year ended December 31,
	2009	2008
	(in thousands of reais)
Audit fees	7,137	5,729
Audit-related fees	84	35
Tax fees	-	-
All other fees	-	-
Total fees	7,221	5,764

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

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Fiscal Committee. Accordingly, the Fiscal Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “Pre-Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Fiscal Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Fiscal Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Fiscal Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management. All non-audit services provided by the Group’s principal auditing firm in 2009 were approved by the audit committee, and all such non-audit services to be provided in the future will also require approval from the audit committee.

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

Since Brazilian Corporations Law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a Fiscal Committee charter at a shareholders’ meeting held on May 6, 2004 and revised the charter at the shareholders’ meeting held on March 16, 2006 and later at the Fiscal Committee’s Meeting held on June 24, 2009, to clarify that the Fiscal Committee has certain powers and duties, which comprise among others the powers herein mentioned, and also further specifies heightened qualification requirements for members of the Fiscal Committee. On May 4, 2006, our Board of Directors approved the submission to the Shareholders’ Meeting of a proposal to amend our bylaws. The proposal provides for the incorporation of the above-mentioned powers, duties and qualifications relating to the Fiscal Committee into the bylaws. Said proposal was approved by the Shareholders’ meeting held on June 5, 2006.

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

Audit Committee and Additional Requirements

Because Brazilian Corporations Law does not specifically grant our Fiscal Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a Fiscal Committee charter at the shareholders’ meeting held on May 6, 2004 and revised the charter at the shareholders’ meeting held on March 16, 2006 and later at the Fiscal Committee’s Meeting held on June 24, 2009, to clarify that the Fiscal Committee has certain powers and duties, which include the powers herein mentioned.

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

Item 18. Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19. Exhibit Index

EXHIBIT INDEX

1.1*	By-laws of TIM Participações S.A., as amended (English translation).

2.1 *	Amendment to Contract for Forwarding of Resources Raised Overseas dated as of August 31, 2009, between Banco Santander Brasil S.A. as lender, and TIM Celular S.A., as borrower.

2.2 *	Addendum to bank Credit Bill dated as of August 31, 2005, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower.

2.3 *	Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Celular S.A. as borrower and TIM Participações S.A., as intervening party.

2.4 *	Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Nordeste S.A. as borrower and TIM Participações S.A., as intervening party.

2.5*	Confirmation of Swap Operation, dated as of March 9, 2009, between ABN AMRO Real S.A, as contracted party, and TIM Celular S.A., as contracting party.

2.6*	Renewal of Financing Credit Line dated as of March 14, 2008, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower.

2.7 *	Loan Agreement, dated as of August 31, 2009, between Banco Santander S.A, as lender, and TIM Celular S.A., as borrower.

2.8 *	Contract for Transfer of Funds, dated as of August 31, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower.

2.9 *	Contract for Transfer of Funds, dated as of September 9, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower.

2.10 *	Contract for Transfer of Funds, dated as of September 9, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower.

2.11 *	Confirmation of Swap Operation, dated as of June 29, 2009, between Unibanco S.A, as contracted party, and TIM Celular S.A., as contracting party.

2.12 *	Confirmation of Swap Operation, dated as of June 29, 2009, between Unibanco S.A, as contracted party, and TIM Celular S.A., as contracting party.

2.13 *	Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco do Brasil S.A., as lender, and TIM Celular S.A., as borrower.

2.14*	Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower.

2.15*	Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Itaú BBA S.A., as lender, and TIM Celular S.A., as borrower.

2.16*	Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Itaú BBA S.A., as lender, and TIM Celular S.A., as borrower.

2.17 *	Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between HSBC Bank Brasil S.A., as lender, and TIM Celular S.A., as borrower.

2.18 *	Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Bradesco S.A., as lender, and TIM Celular S.A., as borrower.

2.19 *	Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Votorantim S.A., as lender, and TIM Celular S.A., as borrower.

2.20 *	Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Societé Génerále Brasil S.A., as lender, and TIM Celular S.A., as borrower.

2.21
Loan Agreement, dated as of March 14, 2008, between Banco Votorantim S.A, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.22
Credit Note, dated as of June 6, 2008, between Banco ABN AMRO Real S.A, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.23
Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.24
Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Nordeste S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.25
Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.26
Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.27
Loan Agreement, dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.28
Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.29
Addendum to Credit Note dated as of August 31, 2005, between Unibanco Bank, as lender, and TIM Participações S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.30
Credit Note, dated as of December 30, 2008, between Unibanco Bank, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.31
Credit Note, dated as of December 30, 2008, between Unibanco Bank, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.32
Derivative Agreement, dated as of December 30, 2008, between Unibanco Bank, as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.33
Derivative Agreement, dated as of December 30, 2008, between Unibanco Bank, as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.34
Confirmation of Swap Operation, dated as of July 7, 2008, between ABN AMRO Real S.A, as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.35
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.36
Amendment to Credit Facility Agreement dated as of August 14, 2008, between ABN Amro Real S.A., BNP Paribas Brasil, Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., and Unibanco S.A. as lenders, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.37
Credit Note, dated as of March 14, 2008, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.38
Credit Note, dated as of March 14, 2008, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.39
Addendum to Credit Note dated as of August 31, 2005, between Banco Santander S.A., as lender, and TIM Participações S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.40
Addendum to Facility Agreement dated as of September 6, 2008, to contract signed June 14, 2007, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.41
Second Amendment to the Cooperation and Support Agreement, dated as of April 22, 2009, between Telecom Itália s.p.a and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.42
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

4.33
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.34
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.35
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.36
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.37
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.38
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.39
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.40
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.41
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.42
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.43
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.44
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.45
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.46
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between ANATEL (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.47*	Term of Authorization for Use of Radiofrequencies, dated as of November 30, 2005, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda.

4.48*	Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda.

4.49*	Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda.

4.50
Foreign Onlending Agreement, dated February 24, 2006, between Banco ABN AMRO Real S.A., as lender, and TIM Celular, as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.51
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

Dated: June 30, 2010

Consolidated Financial Statements

TIM Participações S.A and subsidiaries

Years ended December 31, 2007, 2008 and 2009

with Report of Independent Registered Public Accounting Firm

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007, 2008 and 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TIM Participações S.A.

We have audited the accompanying consolidated balance sheets of TIM Participações S.A. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity, cash flows and value added for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations, their cash flows and their value added for each of the three years in the period ended December 31, 2009 in conformity with accounting principles adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (See Notes 37 and 38 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of TIM Participações S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2010, except for internal control over financial reporting related to Notes 37 and 38 to the 2009 consolidated financial statements, as to which the date is May 14, 2010, expressed an unqualified opinion thereon.

Rio de Janeiro, Brazil, February 12, 2010, except for Notes 37 and 38, as to which the date is May 14, 2010.

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O-6 - F - RJ

/s/ Claudio Camargo
Claudio Camargo
Partner

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2009
 (In thousands of Reais)

ASSETS	Notes	2008	2009

Current assets
Cash and cash equivalents	5	1,531,543	2,413,032
Short-term investments	6	23,048	146,145
Accounts receivable, net	7	2,635,355	2,480,143
Inventories	8	548,514	406,434
Recoverable taxes	9	603,353	906,153
Deferred income and social contribution taxes	10	49,451	32,709
Prepaid expenses	11	155,825	238,270
Operations with derivatives	32	260,925	49,237
Other assets		26,839	94,398
Total current assets		5,834,853	6,766,521

Noncurrent assets
Long-term investments		9,911	16,567
Accounts Receivable	7	-	41,269
Recoverable taxes	9	226,975	221,738
Deferred income and social contribution taxes	10	110,763	196,886
Judicial deposits	19	143,924	227,521
Prepaid expenses	11	13,693	9,847
Operations with derivatives	32	126,648	29,027
Other noncurrent assets		7,268	11,863

Permanent assets
Property, plant and equipment, net	12	4,799,092	5,323,174
Intangibles, net	13	4,966,341	4,605,321

Total assets		16,239,468	17,449,734

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2008 and 2009
 (In thousands of Reais)

LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2008	2009

Current liabilities
Accounts payable and accrued expenses	14	3,328,714	3,099,983
Loans and financing	15	1,431,219	1,347,463
Accrued interest		51,486	69,900
Operations with derivatives	32	52,448	48,122
Salaries and related charges	16	106,991	106,811
Taxes, charges and contributions	17	601,778	724,105
Dividends and interest on shareholders’ equity payable		193,365	224,652
Other current liabilities	18	113,639	115,853
Total current liabilities		5,879,640	5,736,889

Noncurrent liabilities
Loans and financing	15	2,066,514	2,742,595
Operations with derivatives	32	10,814	113,200
Taxes, Rates and Contributions	17	-	29,141
Provision for contingencies	19	253,370	208,167
Pension plan	33	6,425	7,527
Asset retirement obligations	20	211,802	237,094
Other noncurrent liabilities	18	20,447	52,406

Shareholders’ equity	21
Capital		7,613,610	8,149,096
Capital reserves		34,330	15,569
Income reserves		142,516	158,050
Total shareholders' equity		7,790,456	8,322,715
Total liabilities and shareholders' equity		16,239,468	17,449,734

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Brazilian Reais, except for earnings per share, expressed in Reais)

	Notes	2007 As adjusted (note 3-d)	2008 As adjusted (note 3-d)	2009
Gross revenues
Telecommunications services	22	15,420,284	16,554,531	16,395,036
Sale of goods	22	1,838,102	1,766,400	1,761,626
		17,258,386	18,320,931	18,156,662

Deductions from gross revenues	22	(4,774,606)	(5,173,756)	(5,050,727)
Net operating revenues	22	12,483,780	13,147,175	13,105,935

Cost of services rendered	23	(5,297,428)	(5,658,009)	(5,393,356)
Cost of goods sold	23	(1,434,430)	(1,405,788)	(1,329,826)
Gross profit		5,751,921	6,083,378	6,382,753

Operating expenses:
Selling	24	(3,890,925)	(4,098,389)	(4,449,972)
General and administrative	25	(1,032,793)	(1,127,426)	(1,070,536)
Other operating expenses, net	26	(311,565)	(366,690)	(385,220)
		(5,235,282)	(5,592,505)	(5,905,728)

Income before financial results		516,638	490,873	477,025

Financial income (expenses):
Financial income	27	104,123	173,313	137,336
Financial expenses	28	(378,638)	(445,564)	(340,681)
Foreign exchange variation, net	29	(6,984)	(102,724)	(53,271)
		(281,499)	(374,975)	(256,616)

Operating income		235,139	115,898	220,409

Income and social contribution tax benefit (expense)	30	(166,837)	64,254	(5,516)

Net income for the year		68,302	180,152	214,893
Earnings per share		0.03	0.08	0.09

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2007, 2008 and 2009
(In thousands of Brazilian Reais)

		Capital reserves		Income reserves
	Capital	Special goodwill reserve	Reserve for future capital increase	Legal reserve	Expansion reserve	Retained earnings	Total
Balances at December 31, 2006	7,512,710	135,230	-	98,741	163,664	-	7,910,345

Dividends and interest on shareholder's equity directly allocated in the Company's shareholder's equity and subsidiaries (note 21-d)	-	-	-	-	5,145	-	5,145
Capital increase with transfer of reserve	37,815	(37,815)	-	-	-	-	-
Net income for the year						68,302	68,302
Reduction in reserves for expansion	-	-	-	-	(7,793)	7,793	-
Allocation of net income for the year:
Legal reserve	-	-	-	3,805	-	(3,805)	-
Dividends proposed	-	-	-	-	-	(72,290)	(72,290)
Dividends proposed with use of expansion reserve	-	-	-	-	(139,697)	-	(139,697)
Balances at December 31, 2007	7,550,525	97,415	-	102,546	21,319	-	7,771,805

Dividends and interest on shareholder's equity directly allocated in the Company's shareholder's equity and subsidiaries (note 21-d)	-	-	-	-	9,643	-	9,643
Capital increase with transfer of reserve	63,085	(63,085)	-	-	-	-	-
Net income for the year	-	-	-	-	-	180,152	180,152
Allocation of net income for the year:
Legal reserve	-	-	-	9,008	-	(9,008)	-
Dividends proposed	-	-	-	-	-	(171,144)	(171,144)
Balances at December 31, 2008	7,613,610	34,330	-	111,554	30,962	-	7,790,456
Dividends and interest on shareholder's equity directly allocated in the Company's shareholder's equity and subsidiaries (note 21-d)	-	-	-	-	4,790	-	4,790
Capital increase with transfer of reserve	18,761	(18,761)	-	-	-	-	-
Capital increase through the merger of Holdco (note 2-b)	516,725	-	-	-	-	-	516,725
Net income for the year	-	-	-	-	-	214,893	214,893
Allocation of net income for the year:
Legal reserve	-	-	-	10,744	-	(10,744)	-
Dividends proposed	-	-	-	-	-	(204,149)	(204,149)
Balances at December 31, 2009
	8,149,096	15,569	-	122,298	35,752	-	8,322,715

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais)

	Years ended December 31,
	2007	2008	2009
Operating activities
Net income for the year	68,302	180,152	214,893
Adjustments to reconcile net income to cash:
Depreciation and amortization	2,323,674	2,408,545	2,582,807
Deferred income tax and social contribution	62,060	(130,785)	(69,381)
Actuarial liability	1,294	(952)	1,102
Loss on disposal of property, plant and equipment	24,705	3,046	17,651
Monetary variation on asset retirement obligations, judicial deposits and contingencies	53,365	17,858	541
Accrued interest and foreign exchange variation of loans	232,676	343,042	340,689
Accrued interest and foreign exchange variation of authorizations	1,491	50,887	-
Interest on short-term investments	(24,516)	(96,341)	(70,210)
Allowance for doubtful accounts	714,571	748,833	421,893

Changes in operating assets and liabilities:
Trade accounts receivables	(1,222,439)	(354,258)	(146,849)
Inventories	(114,018)	(270,388)	142,080
Recoverable taxes	(151,191)	(100,915)	(272,952)
Prepaid expenses	(13,629)	78,376	(77,578)
Other current and noncurrent assets	(38,335)	(27,523)	(71,784)

Salaries and social charges	18,060	(3,562)	(12,377)
Accounts payable	298,357	275,071	(564,055)
Taxes payable	200,081	31,432	113,359
Provision for contingencies	26,373	29,923	(54,363)
Other current and noncurrent liabilities	42,738	(2,095)	6,066
Net cash provided by operating activities	2,503,619	3,180,346	2,501,532

Investing activities
Short-term investments	566,185	122,624	(59,426)
Property, plant and equipment and software license acquisitions	(1,799,643)	(2,119,373)	(1,268,505)
Proceeds from sale of property, plant and equipment	11,093	5,538	1,964
Authorization payments	(11,517)	(1,324,672)	(685,041)
Net cash used in investing activities	(1,233,882)	(3,315,883)	(2,011,008)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais)

	Years ended December 31,
	2007	2008	2009

Financing activities
New loans	1,162,235	1,315,261	1,849,807
Loan and financing payments	(1,466,836)	(557,946)	(1,290,770)
Dividends and interest on shareholders' equity paid	(440,291)	(207,645)	(168,072)
Net cash provided (used in) by financing activities	(744,892)	549,670	390,965
Increase (decrease) in cash and cash equivalents	524,845	414,133	881,489

Cash and cash equivalents at beginning of the year	592,565	1,117,410	1,531,543
Cash and cash equivalents at end of the year	1,117,410	1,531,543	2,413,032

Supplementary disclosure of cash flow information:
Interest paid	240,260	297,730	254,420
Income and social contribution taxes paid	55,723	79,333	54,308
Accounts payable related to capital expenditures	1,044,175	951,841	1,159,668
Capitalized interest	11,347	2,647	2,145
Shares issued for the acquisition of Holdco/Intelig	-	-	516,725

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF VALUE-ADDED
Years ended December 31, 2007, 2008 and 2009
(In thousands of Reais)

	2007 As adjusted (note 3-d)	2008 As adjusted (note 3-d)	2009
Revenues
Gross operating revenue	17,258,386	18,320,931	18,156,662
Allowance for doubtful accounts	(714,571)	(748,833)	(421,893)
Discounts given, returns and other	(1,192,598)	(1,179,947)	(1,020,036)
	15,351,217	16,392,151	16,714,733

Input acquired from third parties
Cost of services rendered and goods sold	(5,159,299)	(5,475,372)	(5,040,952)
Materials, energy, third parties´ services and other	(2,420,040)	(2,549,864)	(3,101,085)
	(7,579,339)	(8,025,236)	(8,142,037)

Withholding
Depreciation and amortization	(2,323,674)	(2,408,545)	(2,582,807)

Net value-added produced	5,448,204	5,958,370	5,989,889

Value-added received through reclassification
Financial revenues	321,597	1,164,662	834,126
	321,597	1,164,662	834,126

Total value-added to be distributed	5,769,801	7,123,032	6,824,015

Value-added distribution
Personnel and related charges	530,513	548,007	478,223
Taxes, rates and contributions	4,429,492	4,646,630	4,804,781
Interest and rentals	741,496	1,748,243	1,326,118
Dividends	72,290	171,144	204,149
Income (losses) withheld	(3,990)	9,008	10,744

	5,769,801	7,123,032	6,824,015

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

1.	Operations
TIM Participações S.A. (“TIM Participações” or the “Company”), is a publicly-held company controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), an indirect subsidiary of Telecom Italia S.p.A (“Telecom Italia”). At December 31, 2009, TIM Brasil holds interests of 77.14% (81.32% in 2008) of the Company’s voting capital and 66.27% (69.85% in 2008) of the Company’s total capital.

The Company’s main operations comprise the control of companies exploring telecommunications services, especially personal mobile and fixed telephony in its authorization areas under the TIM tradename, which is owned by Telecom Italia.

The Company owns the entire capital stock of TIM Celular S.A. (“TIM Celular”) and of Intelig Telecomunicações Ltda. (“Intelig”). TIM Celular and Intelig provide local, national long-distance and international long-distance Fixed Switched Telephone Services (STFC) in all of the Brazilian states. Additionally, TIM Celular also provides Multimedia Communication Services (SCM) and Personal Mobile Services in all of the Brazilian states.

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The exploration of the Personal Mobile Service (”PCS”) and the Commuted Fixed Telephone Service (“STFC”) is for an indefinite period.

The authorization for use of radio-frequency granted to TIM Celular mature as follows:

Terms of authorization	Matured Date
	Radiofrequencies 800MHz, 900 MHz and 1.800 MHz	Radiofrequencies 3G
1. States of Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo	March 2016	April 2023
2.    States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for Pelotas and respective regions) and Londrina and Tamarana municipalities in Paraná State
	March 2016	April 2023
3. State of São Paulo	March 2016	April 2023
4. State of Paraná (except for Londrina and Tamarana in Paraná municipalities)	September 2022	April 2023
5. State of Santa Catarina	September 2023	April 2023
6. Pelotas and the respective region in the State of Rio Grande do Sul	April 2024	April 2023
7. State of Pernambuco	May 2024	April 2023
8. State of Ceará	November 2023	April 2023
9. State of Paraíba	December 2023	April 2023
10. State of Rio Grande do Norte	December 2023	April 2023
11. State of Alagoas	December 2023	April 2023
12. State of Piauí	March 2024	April 2023
13. State of Minas Gerais (except for the “Triângulo Mineiro”(*) municipalities for Radio-frequencies 3G)	April 2013	April 2023
14. State of Bahia and Sergipe	August 2012	April 2023

(*) The Far Western region of the state of Minas Gerais.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)
Renewal of authorizations

The radio-frequency licensing authorizations for the 800 MHz, 900 MHz and 1800 MHz bands referring to the SMP service provision, began to expire in September 2007 (under the Term of Authorization for the State of Paraná except for Londrina and Tamarana municipalities) and are renewable for an additional 15-year period, requiring payment, at every two-year period, of the equivalent to 2% (two percent) of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans. The first payment, in the amount of R$9,723, was paid on May 4, 2009.

The renewal of five (5) radio-frequency licensing authorizations which matured in 2008 were formalized through the following acts: Act  7.383 - state of Alagoas; Act  7.385 – state of Ceará; Act 7.386 – state of Paraíba ; and Act  7.390 – state of Rio Grande do Norte.   Also, the renewal of three (3) radio frequency licensing authorizations which matured in 2009 were formalized through the following acts: Act 7.388 – state of Pernambuco; and Act 7.389 – state of Piauí, all published in the DOU (Official Gazette) of 11/28/2008. The Act 5.520 referring to renewal of authorization in the State of Santa Catarina was published in the Official Gazette of 09/22/2008. The renewal of radio-frequency licensing authorization referring the SMP service provision for Pelotas, Morro Redondo, Capão do Leão and Turuçu, all in Rio Grande do Sul municipalities, were formalized by the Act 1.848 published in the DOU of 04/13/2009.

Although the economic situation in Brazil has remained stable in recent years, an increase of inflation levels and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Real (R$) in relation to the US Dollar affects the Company’s consolidated financial statements. The exchange rate of the Brazilian Real to the U.S. Dollar was R$1.7713:US$1.00, R$2.3370:US$1.00 and R$1.7412: US$1.00 at December 31, 2007, 2008 and 2009, respectively. At December 31, 2008 and 2009, the U.S. dollar-denominated loans represented 8.81% and 23.34% of the Company’s total consolidated debt.

2.	Corporate Reorganization

a.	Merger of TIM Nordeste S.A. into TIM Celular

On October 30, 2009, the Board of Directors of TIM Participações approved the proposed corporate reorganization of its wholly-owned subsidiaries, whereby TIM Nordeste S.A. would be merged into TIM Celular. This proposal was approved by ANATEL through Decision No. 7.477, dated December 17, 2009, and by the Extraordinary General Meetings of TIM Nordeste S.A. and of TIM Celular S.A. at December 31, 2009, and was based on accounting balances.

The purpose of this reorganization process was to move forward with the optimization of the companies’ organization structure, further consolidating and rationalizing their businesses and operations, by cutting costs associated with having different legal entities and leveraging synergies among the companies, including tax and financial efficiencies.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

b.	Acquisition of Holdco/Intelig

At a meeting held by the Board of Directors on April 16, 2009, the Company executed a Merger Agreement for the purpose of dealing with the acquisition of Holdco Participações Ltda. (“Holdco”) and its wholly subsidiary Intelig Telecomunicações Ltda. (“Intelig”). This acquisition should involve the merger, into the Company, of Holdco, which would in turn hold 100% of the capital stock of Intelig upon conclusion of the merger process.

By means of Decision No. 4634, of August 11, 2009, published in the Official Gazette on August 14, 2009, ANATEL approved this Merger and further decided that the geographical overlapping of licenses held by TIM Celular and Intelig for Fixed Switched Telephone Services (STFC) should be eliminated in a period of 18 (eighteen) months, considering their associate relationship deriving from the Merger.

On December 30, 2009, the Extraordinary General Meeting held by the shareholders of TIM Participações approved the actual merger of Holdco into TIM Participações. As a result of this operation, on December 30, 2009, the Company issued 127,288,023 shares (43,356,672 commons shares and 83,931,352 preferred shares) for the book value of R$516,725, to JVCO Participações Ltda. (“JVCO”), prior controlling quotaholder of Holdco.

This operation was recorded at book value (R$516,725) under Holdco’s net equity as of November 30, 2009, on which date the Company started to consolidate the figures of HOLDCO and its subsidiary Intelig.

Accordingly, TIM Participações has become the controlling shareholder of Intelig, which holds some authorizations to provide landline telecommunication services under a private system throughout the Brazilian national territory, with operations primarily in the local, national and international long distance calls and data transmission services. The net equity of Intelig as of November 30, 2009, on which date the Company became its controlling shareholder, was R$517,128.

Holdco’s assets acquired and liabilities assumed by the Company as of November 30, 2009 are summarized below:

Assets		Liabilities and Net Equity

Noncurrent assets	517,128	Current liabilities	403

		Net equity	516,725
Total Assets	517,128	Total Liabilities and Net Equity	517,128

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The merger of Holdco has a strategic and operational significance to the Company, considering that its main purpose is to strengthen and supplement service offerings, in addition to optimizing available resources through synergy gains between their operations, as they have supplementary networks. Intelig has a strong metropolitan network of optical fibers in the largest Brazilian cities, plus its own extensive long-distance network infra-structure (Backbone). The combined own infrastructure will consolidate the company’s competitive positioning, especially in the corporate segment and data transmission offerings, and will reduce media lease costs and promote the 3G network development.

3.	Preparation and Presentation of the Financial Statements

a)	Basis of presentation

The consolidated financial statements have been presented in Brazilian currency (“Real” or “R$”) prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). These accounting practices are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (“Comissão de Valores Mobiliários” or “CVM”), the provisions introduced by Law 11,638 of December 28, 2007 and Law 11,941 of December 3, 2008, rules issued by the Brazilian Accounting and Standards Board (“Comitê de Pronunciamentos Contábeis” or “CPC”), and standards applicable to public telecommunications service concessionaires/authorized companies.
The Company is a listed company, with American Depositary Receipts traded on the New York Stock Exchange – USA. Consequently, the Company is subject to the rules of the Security and Exchange Commission (“SEC”) for foreign private issuers (“FPIs”) and is also required to include in its consolidated financial statements specific disclosures relating to the reconciliation between shareholders’ equity and net income prepared in accordance with Brazilian GAAP and shareholders’ equity and net income prepared under accounting principles generally accepted in the United States of America (“US GAAP”). For more details, see notes 37 and 38.

The level of disclosure in the consolidated financial statements was adjusted and expanded and certain reclassifications were made to comply with US GAAP.

Assets and liabilities are classified as current when their realization or settlement is estimated to occur within twelve months after the balance sheet date. Otherwise, they are shown as non-current.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

b.	Recent accounting pronouncements

In line with the process of converging Brazilian and international accounting standards, the Brazilian FASB (Comitê de Pronunciamentos Contábeis - CPC) issued and the Brazilian Securities Commission (Comissão de Valores Mobiliários - CVM) approved several accounting pronouncements throughout 2009 vis-à-vis the International Reporting Financial Standards (IFRS) issued by the IASB – International Accounting Standards Board. These pronouncements become effective as of year 2010, with retrospective application to 2009 for comparison purposes. As a result of management’s initial assessment, the following accounting pronouncements, interpretations and technical guidance may have an impact, which is still being assessed, on its financial statements:

- Pronouncement CPC 15 – Business Combination, as approved by CVM Rule No. 580. Throughout 2010, the Company’s management will be monitoring all the impacts arising from the business combination following the acquisition of Intelig. At this point, it is not possible to estimate the impacts on the financial statements for years 2010 and 2009, if any.

- Pronouncement CPC 20 – Financing Costs, as approved by CVM Rule No. 577. The Company’s management does not believe that this pronouncement will produce significant impacts on the financial statements, given that the Company has been adopting this procedure, as mentioned in Note 19.

- Pronouncement CPC 26 – Presentation of Financial Statements, as approved by CVM Rule No. 595. The Company’s management believes that adopting this pronouncement does not change financial statement balances but only some items relating to the financial statement presentation. The most significant change should involve the preparation of the statement of income and other comprehensive income.

- Pronouncement CPC 27 – Property, Plant and Equipment, as approved by CVM Rule No. 583, and Technical Interpretation ICPC 10, as approved by CVM Rule No. 619 on December 22, 2009. The Company’s management will review the estimated useful life of its assets in 2010, but does not expect significant impacts on the financial statements, considering that the useful life is generally adopted by the telecommunications industry.

- Pronouncement CPC 30 – Revenue, as approved by CVM Rule No. 597. The Company’s management believes that the only significant impact on the financial statements will be the presentation of net revenues.

- Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement, CPC 39 –Financial Instruments: Presentation and CPC 40 – Financial Instruments: Disclosure, as approved by CVM Rule No. 604. The Company’s management does not expect significant impacts on the financial statements, given that most aspects of these pronouncements have been adopted by the Company, as described in Note 35.

- Technical Interpretation ICPC 08, as approved by CVM Rule No. 601 on October 7, 2009, which addresses the accounting for proposed dividend distribution. The effect of applying this ICPC will be the recognition of the minimum compulsory dividends, as shown in Note 24.

- Technical Interpretation ICPC 09, as approved by CVM Rule No. 618 on December 22, 2009, for the purpose of clarifying issues regarding the adoption of Technical Pronouncements CPC 15, 18, 19, 35 and 36, which address the preparation of individual, consolidated and separate financial statements and the adoption of the equity method of accounting, especially when preparing consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

c.	Consolidated Financial Information

The consolidated quarterly information includes assets, liabilities and the consolidated results of operations of the Company and its subsidiaries TIM Celular and Intelig, respectively, as follows:

	% Participation
	2009		2008		2007
	Direct	Indirect	Direct	Indirect	Direct	Indirect

TIM Celular	100.00	-	100.00	-	100.00	-
TIM Nordeste	-	-	-	100.00	-	100.00
Intelig	100.00	-	-	-	-	-

The financial information of subsidiaries included in consolidation coincide with those of the parent company and the accounting policies were consistently applied by the consolidated companies in relation to the previous period.

The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;
II.	Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;
III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;

d.	Comparability of the financial statements

The Company and its subsidiaries aim to continuously improve the presentation of the financial statements while maintaining compliance with generally accepted accounting principles. The adoption of new accounting principles and the application of preferred account classifications, according to the accounting practices adopted in Brazil, resulted in the adjustment of income from “penalties for breach of fidelity contract charged from customer”, previously classified as other operating income, which were reclassified to gross operating revenue. The gross amounts reclassified were R$68,718 in 2008 and R$43,733 in 2007. The statement of value added for the same year is also being restated to reflect this adjustment.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

	Consolidated 2008
STATEMENT OF INCOME	As reported		As adjusted
Gross operating revenue
Telecommunication services (Note 22)	16,485,813	68,718	16,554,531
Sale of goods (Note 22)	1,766,400	-	1,766,400
	18,252,213	68,718	18,320,931

Deductions from gross revenues (Note 22)	(5,171,248)	(2,508)	(5,173,756)
Net operating revenue	13,080,965	66,210	13,147,175

Gross profit	6,017,168	66,210	6,083,378

Operating income (expenses)
Other operating income (expenses), net (Note 26)	(300,480)	(66,210)	(366,690)

Net income for the year	180,152	-	180,152

	Consolidated 2007
STATEMENT OF INCOME	As reported		As adjusted
Gross operating revenue
Telecommunication services (Note 22)	15,376,550	43,733	15,420,284
Sale of goods (Note 22)	1,838,102	-	1,838,102
	17,214,653	43,733	17,258,386

Deductions from gross revenues (Note 22)	(4,773,010)	(1,596)	(4,774,606)
Net operating revenue	12,441,642	42,137	12,483,780

Gross profit	5,709,784	42,137	5,751,921

Operating income (expenses)
Other operating income (expenses), net (Note 26)	(269,428)	(42,137)	(311,565)

Net income for the year	68,302	-	68,302

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

4.	Summary of Accounting Practices

a)	Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less at the balance sheet date as cash and cash equivalents.

b)	Short-term investments

Short-term investments have maturities greater than three months at the balance sheet date and are recorded at the fair value, as current assets, as of the balance sheet date. The balance of short-term investments is composed by Bank Deposit Certificates (CDB) issued by first tier banks, subject to an average rate of 100.35% of the Interbank Deposit Certificate (CDI) rate (average rate of 103.6% at December 31, 2008).

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
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

The subsidy on the sale of handsets and connect cards to postpaid subscribers are deferred and amortized over the minimum term of the service contract signed by subscribers (over a period of 12 and 18 months, respectively in 2007, and 12 months as from 2008). The penalties contractually established for those subscribers who cancel their subscription or migrate to prepaid plans before the end of the term of the contract are higher than the subsidy incurred on the sale of handsets and connect cards.

h)     Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the results of operations.

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

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2007, 2008 and 2009.

The estimates of useful lives of property, plant and equipment are regularly reviewed in order to reflect technological changes.

i)      Intangible assets

Intangibles assets reflect: (i) the purchase of authorizations and radio frequencies stated at acquisition cost; (ii) goodwill and (iii) software in use and/or under development.

Amortization expense is calculated on the straight-line method over the useful life of assets, as follows: five years for radio frequency bands and software;  and fifteen years for authorizations. The goodwill was amortized through 2008 according to its useful life estimated in ten years, and has not been amortized in 2009.

The estimates of useful lives of intangible are regularly reviewed in order to reflect technological changes.

TIM Celular´s goodwill was recorded based on the expected future profitability. It is periodically reviewed concerning its profitability.

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

Deferred taxes are recognized on temporary differences and income and social contribution tax losses, when applicable, and are recorded as current and noncurrent  according to the expected realization supported by projected future taxable income which is reviewed every year and properly approved by Company’s management. Only 30% of tax loss carriedforward can be used to offset taxable income in any given year.

Prepaid amounts or those which can be offset are shown as current or non-current assets, depending on the expectative of its realization.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

TIM Nordeste, merged into TIM Celular, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services. The Company monthly calculates and registers its income tax payables and ADENE incentive gross, making the payments net. The ADENE benefit is recorded in the year it is granted as a reduction of the income tax expense.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

n)    Advertising costs

The Company expenses advertising costs as incurred. Advertising expenses are recorded as selling expenses. The advertising expenses are R$308,790, R$293,097 and R$513,943, for the years ended December 31, 2007, December 31, 2008 and for December 31, 2009, respectively.

o)     Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Deliberation No. 371.

p)	Foreign currency transactions

Transactions in foreign currencies are recorded at the rate of exchange prevailing as of the transaction date. Foreign currency denominated assets and liabilities are translated into Real using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of operations as they occur.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

t)      Adjustment to present value

The Company and its subsidiaries, in accordance with the law 11.638/07, recognize present value adjustments for long-term assets and liabilities. The present value effects are also recorded for short-term balances if these effects are significant, comparing to the Company’s working capital and considering the financial statements as a whole. The discount to present value is based on the basic interest rate prevailing in the Brazilian market (commonly Interbank Deposit Certificate - CDI).

u)      Statements of value-added

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

5.	Cash and cash equivalents

	2008	2009

Cash and Banks	272,918	350,234
Marketable securities:
CDB (bank deposit certificates)	1,258,625	2,062,798
	1,531,543	2,413,032

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

6.	Short-term investments

	2008	2009

CDB	32,650	162,292
Federal Public Securities	309	340
Investment fund in shares	-	80
	32,959	162,712

Current portion	(23,048)	(146,145)
Noncurrent portion	9,911	16,567

The company’s average rate on TIM Participações´ consolidated investments is 100.35 % of the CDI – Interbank Deposit Certificate at December 31, 2009 (average rate of 103.6% at December 31, 2008).

These investments are redeemable at any time, with no significant loss on recorded yield, except in the case of long-term investments earmarked for use in connection with legal suits. The noncurrent portion has usage restriction conditioned to the payment of the loan with Morgan Stanley (see note 15).

7.	Accounts receivable

	2008	2009

Services billed	831,762	948,066
Unbilled services	560,513	560,080
Interconnection	867,426	915,393
Sale of handsets	708,176	738,821
Other accounts receivable	29,581	39,513
	2,997,458	3,201,873

Allowance for doubtful accounts	(362,103)	(680,461)
	2,635,355	2,521,412

Current portion	(2,635,355)	(2,480,143)
Noncurrent portion	-	41,269

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The changes in the allowance for doubtful accounts were as follows:

	2007	2008	2009

Beginning balance	309,431	455,939	362,103
Effects of mergers (note 2-a)	-	-	378,408
Provision charged to selling expense	595,931	748,833	421,893
Write-offs	(449,423)	(842,669)	(481,943)
Ending balance	455,939	362,103	680,461

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

8.	Inventories

	2008	2009

Cellular handsets and connect cards	517,436	370,426
Accessories and prepaid cards	24,393	23,347
TIM "chips"	27,859	21,875
	569,688	415,648

Provision for adjustment to realizable value	(21,174)	(9,214)
	548,514	406,434

9.	Recoverable taxes

	2008	2009

Corporate Income Tax	70,746	131,805
Social Contribution on net income	29,845	38,932
ICMS - Value-Added Tax on Sales and Services	470,766	642,272
PIS - Employees Profit Participation Program and COFINS - Tax for Social Security Financial	223,886	293,633
Recoverable income taxes withheld	27,810	14,822
Other	7,275	6,427
	830,328	1,127,891

Current	(603,353)	(906,153)
Noncurrent	226,975	221,738

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The noncurrent portion refers mainly to ICMS tax credits on the acquisition of fixed assets.

The Company and TIM Celular have filed suits against the alleged unconstitutionality, of Law 9.718/98 for expanding the basis of calculation of taxes dealt with therein, and preventing collection of PIS and COFINS on other revenues than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to the Management, there is the probability of a favorable outcome to these companies. The amounts involved are respectively R$ 18,258 and R$ 42,425, monetarily adjusted.

10.	Deferred income and social contribution taxes

The deferred income and social contribution taxes are comprised as follows:

	2008	2009

Tax losses	1,649,882	1,719,136
Social contribution (CSLL) negative basis	593,924	619,081
Allowance for doubtful accounts	123,115	231,931
Operations with derivatives	(110,266)	28,240
Provision for contingencies	86,146	70,777
Accelerated depreciation – TDMA technology	30,921	17,522
Present value adjustment – 3G licenses	29,130	26,602
Goodwill	4,546	4,546
Others	33,840	11,947
	2,441,238	2,729,782

Less: Valuation allowance	(2,281,024)	(2,500,187)
	160,214	229,595

Current portion	(49,451)	(32,709)
Noncurrent portion	110,763	196,886

According to CVM Instruction 371/02, relying on the expectation of future taxable income generation, as foreseen by a technical study approved by the Management and review by fiscal council, TIM Celular recognized tax credits on tax losses, negative social contribution basis and temporary differences to which no statutes of limitation apply.

Based on this technical study of future taxable income generation, TIM Celular expects to recover these credits as follows:

2010	32,709
2011	66,962
2012	129,924
229,595

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The estimates of tax credit recoveries were based on projections of taxable income, which in turn relied on financial and business forecasts made at the end of 2009. Given the uncertainties usually surrounding forecasts, these estimates may not be realized in the future.

 Accumulated tax losses and negative bases

The consolidated tax losses and negative social contribution bases give rise to tax credits which are recognized only if their prospects of realization are consistent and they are not barred by statutes of limitation. These tax credits can be summarized as follows:

	2007		2008		2009
	Basis	Tax Credit	Basis	Tax Credit	Basis	Tax Credit

Tax loss	5,967,348	1,491,837	6,599,526	1,649,882	6,876,545	1,719,136
Negative basis	5,967,081	537,037	6,599,155	593,924	6,878,679	619,081
Temporary differences	941,565	320,132	580,683	197,432	1,151,660	391,565
	12,875,994	2,349,006	13,779,364	2,441,238	14,906,884	2,729,782

11.	Prepaid expenses

	2008	2009

Subsidy on sales of handsets (1)	134,865	213,580
Lease	14,069	10,641
Advertising expenses	1,907	9,540
Financial charges	4,461	2,419
Other	14,216	11,937
	169,518	248,117

Current	(155,825)	(238,270)
Noncurrent	13,693	9,847

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

12.	Property, plant and equipment

		2008
	Annual depreciation rate %	Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	7,814,298	(5,037,152)	2,777,146
Handsets (*)	50	954,543	(637,697)	316,846
Infrastructure	33.33	1,812,391	(899,668)	912,723
Leasehold improvements	33.33	118,600	(84,654)	33,946
Computer assets	20	1,066,639	(822,232)	244,407
Assets for general use	10	351,546	(142,360)	209,186
Subtotal		12,118,017	(7,623,763)	4,494,254
Land		27,790	-	27,790
Construction in progress		277,048	-	277,048
		12,422,855	(7,623,763)	4,799,092

		2009
	Annual depreciation rate	Cost	Accumulated depreciation	Net
	%

Switching/transmission equipment	14.29	8,943,966	(6,203,018)	2,740,948
Optical fiber cables	10	428,141	(249,201)	178,940
Handsets (*)	50	1,212,042	(865,764)	346,278
Infrastructure	33.33	2,055,427	(1,095,396)	960,031
Leasehold improvements	33.33	124,241	(99,778)	24,463
Computer assets	20	1,160,437	(1,010,088)	150,349
Assets for general use	10	442,565	(213,101)	229,464
Subtotal		14,366,819	(9,736,346)	4,630,473
Land		37,622	-	37,622
Construction in progress		655,079	-	655,079
		15,059,520	(9,736,346)	5,323,174
(*) Represents inventories owned by the subsidiaries and provided free of charge to corporate customers.

Construction in progress refers basically to the construction of new transmission units (Cell Sites - BTS) for network expansion.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The Company capitalized interest is as follows:

	2007	2008	2009

Capitalized interest	11,347	2,647	2,145

Operating technologies

The subsidiaries operate their service network using TDMA, GSM and 3G technologies. At December 31, 2009, no provision for loss on recovery of property, plant and equipment was deemed necessary. The assets related to TDMA technology are fully depreciated.

13.	Intangibles

		2008
	Annual depreciation rate %	Cost	Accumulated depreciation	Net
PCS authorizations and radiofrequencies	7 to 20	4,491,097	(1,849,921)	2,641,176
Software licenses	20	4,831,979	(2,744,240)	2,087,739
Deferred charges	10	423,351	(274,322)	149,029
Construction in progress	-	84,554	-	84,554
Goodwill on acquisition of additional shares in TIM Celular	10	16,918	(13,371)	3,547
Other	20	3,040	(2,744)	296
Total assets		9,850,939	(4,884,598)	4,966,341

		2009
	Annual depreciation rate %	Cost	Accumulated depreciation	Net
PCS authorizations and radiofrequencies	7 to 20	4,542,242	(2,201,405)	2,340,837
Software licenses	20	6,092,277	(4,052,226)	2,040,051
Exploration usage rights	5	172,118	(78,939)	93,179
Deferred charges	10	423,351	(312,372)	110,979
Construction in progress	-	16,508	-	16,508
Goodwill on acquisition of additional shares in TIM Celular	10	16,918	(13,371)	3,547
Other	20	3,076	(2,856)	220
Total assets		11,266,490	(6,661,169)	4,605,321

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Acquisition of authorizations – 3G technology

In April 2008 TIM Celular and TIM Nordeste, merged into TIM Celular, jointly signed the terms of  authorizations to use Radio-frequencies at the F, G, and I (1.9GHz/2.1GHz) radio-frequency sub-bands referring to the 3G (UMTS) pattern and corresponding to all the Brazilian states, except the “Triângulo Mineiro” municipalities in the state of Minas Gerais. In April 2008, the terms of authorization to use the 3G Radio-frequencies in the amount of R$1,324,672 were signed, of which 10% was paid at that time, the remainder – R$1,192,204 - was paid  in a lump sum by December 10, 2008. The balance payable and the corresponding intangibles during 2008 were recognized at their present value: R$1,106,527. The discount to present value was based on basic interest rates prevailing in the Brazilian market, taking into consideration based on maturity period of each operation.These authorizations are valid for 15 years and renewable for a further equal period.

14.  Accounts payable and accrued expenses

	2008	2009

Local currency
Suppliers of materials and services	2,654,599	2,593,278
Interconnection charges (a)	306,225	220,518
Roaming charges (b)	846	274
Co-billing charges (c)	177,008	118,684
	3,138,678	2,932,754

Foreign currency
Suppliers of materials and services	131,610	100,690
Roaming charges (b)	58,426	66,539
	190,036	167,229
	3,328,714	3,099,983

(a)	Refers to use of the network of other fixed and mobile telephone operators, where calls are initiated at TIM network and end in the network of other operators;

(b)	This refers to calls made when customers are outside their registration area, being therefore considered visitors in the other network (roaming); and

(c)	This refers to calls made by customers when they choose another long-distance call operator – CSP (“co-billing”).

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

15.	Loans and financing
	Consolidated
	Guarantees	2008	2009
Local currency
Banco do Nordeste: financing subject to fixed interest of 10% p.a., with a 15% to 25% bonus for principal payments made on or before the maturity date. This financing is the subject matter of a swap operation intended as a hedge, which changes its cost into % of the CDI daily rate beginning with 76.90%.	Bank surety	58,249	67,000
Banco do Nordeste: financing subject to fixed interest of 10% p.a. with a 15% to 25% bonus for principal payments made on or before the maturity date. This financing is the subject matter of a swap operation intended as a hedge, which changes the cost into % of the CDI daily rate varying between 75.75% and 69.80%.	Bank surety and TIM Participações´surety	73,286	55,732
Banco do Nordeste: financing subject to fixed interest of 10% p.a. with a 15% to 25% bonus for principal payments made on or before the maturity date.	Bank surety and TIM Participações´s surety	44,611	41,607
BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 4.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP-based financing`(42% at December 31, 2009) was the object of a swap for 91.43% of the Bank Deposit Certificate (CDI) daily rate.	TIM Participações´ surety, with part of the service revenues being attached to the loan balance	1,015,491	798,844
BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 2.20% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank.	TIM Participações´ surety, with part of the service revenues being attached to the loan balance	270,014	643,010
BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.0% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP-based financing was the object of a swap to 81.80% of the daily CDI rate.	Bank surety	35,755	23,163
BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 4.82% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank	TIM Participações´surety	-	400,000
Syndicated Loan: the balance is restated based on the CDI rate variation plus a 0.90% and 1.80% of the CDI p.a. In the case of an applicable rate of 0.90% of the CDI, it is established in accordance with the Consolidated Net Debt/ Consolidated EBITDA ratio, calculated based on quarterly information on the Company.	TIM Participações´surety	600,000	568,750
Compror: Bank financing for payment of suppliers of goods and services, linked to foreign currency variations: 33% of the agreements denominated in US dollars and 67% of the agreements denominated in Yen. These agreements are the object of swap operations which result in cost of some 115.98% of the CDI daily rate.	N.A.	1,200,327	502,045
BEI: The foreign currency Bank financing, was 100% protected by the foreign currency exposure though the swap which cost 96.46% of the daily CDI rate.	Bank surety and TIM Participações´s surety	-	421,214
CCB – Working Capital: Bank financing in local currency for meeting working capital requirements. At the restated cost at 110% of the CDI daily rate	N.A.	200,000	200,000
Banco Morgan Stanley: Bank financing for USD 68,000,000.00 due to the purchase of Intelig. This financing bears interest at 4.5% p.a. plus Libor.	TIM Nordeste´s surety, merged into TIM Celular	-	118,402

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Banco BNP Paribas: The foreign currency bank financing was 80% guaranteed by the insurance “SACE S.A.” This financing bears interest at 2.53% p.a. plus Libor.. The Bank loan was 100% protected for the foreign currency exposure which was the object for the swap to 95.01% of the daily CDI rate.	TIM Participações´s surety	-	250,291

		3,497,733	4,090,058
Current portion		(1,431,219)	(1,347,463)
Noncurrent portion		2,066,514	2,742,595

The syndicated loan obtained by subsidiary TIM Celular includes restrictive covenants subject to compliance with certain financial ratios calculated on a half-yearly basis.  As of December 31, 2009, the Company was in compliance with all restrictive clauses. The following financial institutions are part of this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A.and Banco Votorantim S.A. In August 2008, TIM Celular negotiated and replaced the guarantee provided by TIM Brasil Serviços with a guarantee provided by TIM Participações and postponed the maturity of Tranche “A”, in the amount of R$300,000, to August 2010. Tranche “B”, in the amount of R$268,750, which is part of the operation, also matures in August 2010.

The CCB (Bank Credit Schedules) loan also has the same restrictive clauses as the Syndicated Loan, all of which have been complied with by TIM Celular. This loan has been obtained from ABN AMRO Real S.A, now renamed Banco Santander Brasil S.A., in local currency for meeting working capital requirements.

The BNDES loans for financing the mobile telephone network have restrictive clauses concerning certain financial indices, calculated on a half-yearly basis. As of December 31, 2009, TIM Celular was in compliance with the contractual provisions.

The loan obtained by the subsidiary Intelig of USD68,000,000 with Morgan Stanley Senior Fund, matured on January 4th, 2010.

The long-term portions of loans and financing at December 31, 2009 mature as follows:

2011	859,213
2012	568,791
2013	310,034
2014	160,050
2015 onwards	844,507
2,742,595

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

16.  Salaries and related charges payable

	2008	2009

Salaries and fees	21	-
Social charges	26,235	29,433
Labor provisions	70,389	70,299
Employee retention	10,346	7,079
	106,991	106,811

17.	Taxes, Charges and Contributions

	2008	2009

Corporate Income Tax and Social Contribution on net income	67,263	102,875
ICMS - Value-Added Tax on Sales and Services	400,766	466,310
COFINS - Tax for Social Security Financial	46,043	74,287
PIS – Employees Profit Participation Program	9,976	14,329
ANATEL (*)	23,560	32,700
Renewal of authorizations	12,746	12,130
IRRF - Withholding tax	3,753	7,572
ISS - Tax for services	28,615	30,548
Other	9,056	12,495
	601,778	753,246

Current portion	(601,778)	(724,105)
Noncurrent portion	-	29,141
 (*) Refers to (i) FISTEL - Fund for Telecommunications Inspection, (ii) FUST - Telecommunications Services’ Universalization Fund, and (iii) FUNTTEL - Fund for the Technological Development of Telecommunications.

18.	Other Liabilities

	2008	2009

Prepaid services to be provided	103,769	134,053
Consolidation of shares	20,447	20,366
Other rights	9,870	13,840
	134,086	168,259

Current portion	(113,639)	(115,853)
Noncurrent portion	20,447	52,406

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

19.	Provision for contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax, regulatory and civil) arising in the ordinary course of their business, and have recorded provisions when management believes it can reasonably estimate probable losses, based on the opinion of their legal advisors.

	Contingencies		Judicial Deposits
	2008	2009	2008	2009

Civil	97,988	87,301	34,869	97,826
Labor	55,170	40,643	50,462	68,586
Tax	76,762	56,251	58,593	61,109
Regulatory	23,450	23,972	-	-
	253,370	208,167	143,924	227,521

The changes in the provision for contingencies can be summarized as follows:

	2008	Balance of acquired company	Additions, net of reversals	Payments	Monetary adjustment	2009

Civil	97,988	2,718	72,956	(84,130)	(2,231)	87,301
Labor	55,170	873	(10,434)	(3,713)	(1,253)	40,643
Tax	76,762	13,582	(10,732)	(10,982)	(12,379)	56,251
Regulatory	23,450	5,553	(2,854)	(1,782)	(395)	23,972
	253,370	22,726	48,936	(100,607)	(16,258)	208,167

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

Consumer lawsuits

Approximately 61,141 individual lawsuits (2008 – 55,523) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. These lawsuits include the allegedly undue collection, contract cancellation, defects of equipment, non-compliance with delivery deadlines and undue restriction credit.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Collective actions

There are two collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Nordeste, merged into TIM Celular,  in the state of Bahia claiming for prohibition of collection of long-distance calls originated and received between Petrolina/PE and Juazeiro/BA, because of the existing state line areas; and (ii) a suit against TIM Celular in the state of Rio de Janeiro, involving the impossibility of collecting a contractual fine in the event of phone set thefts.   No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying possible losses at the current stage of the processes.  The Management has not set up provisions for the above described processes.

Labor contingencies

These refer to claims filed by both former employees, in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company’s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 4,422 labor suits filed against the Company and its subsidiaries (2008 – 2,950) over 65% involve claims related to service providers, concentrated on certain companies from São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife. Part of these relate to specific projects of service agreement review, often ended in rescission in 2006, winding up of the companies and termination of employees involved.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

In September 2009, TIM Nordeste opted to join the REFIS program, which allows legal entities to pay federal tax debts in installments free of interest and penalties. TIM Nordeste decided to partially join the REFIS program, having paid R$4,884 in the form of exclusions from net income before CSLL and foreign exchange variance. The amount accrued as “Provision for income and social contribution taxes” relating to CSLL was R$8,547, and the amount of R$3,663, which refers to the difference between the amount accrued and the amount actually paid, was reversed by the subsidiary.

The subsidiary still disputes these assessments with the tax authorities, in a total R$128,455, R$24,203 of which is accrued.

In September 2003, the subsidiary TIM Nordeste received an assessment in the state of Ceará at the amount of R$12,721, related to: (i) disallowance of expenses used to calculate the income tax for the periods from 1999 to 2001, amounting to R$8,402; (ii) differences in the payments of social contribution for the periods from 1998 to 2001, amounting to R$3,208; and (iii) differences in the payments of PIS and COFINS for the periods from 1998 to 2002, amounting to R$334 and R$777, respectively. The Company did not succeed in its defense at the administrative level. As a consequence, based on the opinion of both internal and external legal counsel losses were deemed probable, and, a provision for contingency of the R$12,721 was recognized. In September 2009, the subsidiary opted to join REFIS program, paying R$3,213, and the difference of R$9,508 between the amount which had been accrued and the amount actually paid was reversed in favor of the subsidiary (R$705 was recorded under the heading “Reversal of the provision for contingencies” and R$8,803 under the heading “Provision for income tax and social contribution”).

In 2008, TIM Participações was served a notice of delinquency issued by the Finance Office of the State of Rio de Janeiro, amounting to R$3,227, on the grounds of an alleged failure to validate the offsetting and use of the negative balance of IRPJ for calendar year 2003. Based on the opinion of its internal and external legal advisors, the Company management concluded that the chances of loss were probable. In September 2009, the Company became a member of REFIS, paying R$1,702, and the difference of R$1,525 between the amount which had been accrued and the amount actually paid was reversed in favor of the Company, being recorded under the heading “Provision for income tax and social contribution”.

In 2006, TIM Celular was served a notice of delinquency issued by the Finance Office of the State of Rio de Janeiro, amounting to R$825, on the grounds of an alleged failure to validate the offsetting and use of the negative balance of IRPJ and CSLL for calendar year 1998 against COFINS, IRPJ and CSLL debts. Based on the opinion of its internal and external legal advisors, the Company management concluded that the changes of loss were probable. In September 2009, the subsidiary became a member of REFIS, paying R$340, and the difference of R$485 between the amount which had been accrued and the amount actually paid was reversed in favor of the Company, being recorded under the heading “Provision for income tax and social contribution”.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Subsidiary Intelig filed a writ of mandamus seeking recognition of withholding income tax (IRF) being exempt from foreign remittances made to international carriers for payment of interconnection services provided by them, based on the provisions of the Melbourne Treaty. In December 2006, the Federal Regional Court (TRF) decided for the subsidiary and the appeal filed by the federal government is being considered by the Higher Court of Justice (STJ).

In December 2006, subsidiary Intelig was served a tax assessment by the Finance Office in the amount of R$49,000 for not having paid IRF and CIDE on these foreign remittances. The company is defending against this assessment, and the liability for the administrative proceeding has been suspended until a final decision on the injunction is reached by the applicable court. Based on the opinion of its in-house and outsourced legal advisors, management concluded that the losses in relation to such proceedings are unlikely to be incurred. As a consequence, the subsidiary has not recorded any provision for contingencies in relation to the issue as of December 31, 2009.

ICMS (Value-added Tax in Sales and Services)

In April 2002, subsidiary Intelig was served tax assessments by the State Tax Department of Rio de Janeiro in the amount of R$149,460 in connection with (i) failure to present Control over ICMS Credits on CAPEX (Ciap) in compliance with applicable legislation; (ii) execution of a co-billing agreement with other telephone carriers for the purpose of optimizing their billing procedures, failing to comply with legal accessory obligations; (iii) failure to observe the state legislation that governs the levy of ICMS on services provided from public pay phones (TUP); (iv) invoices printed and issued lacking proper authorization (AIDF); and (v) ICMS not paid on import operations based on an agreement or program entered into with Rio de Janeiro state government.

In August 2006, ICMS Agreement No. 72/06 was published to authorize the Brazilian state governments to reduce or forgive the payment of interest, penalties and monetary restatement in connection with the nonpayment of ICMS levied on communication services. Thus, based on this Agreement, subsidiary Intelig disbursed R$24,300 for the settlement of ICMS debits covered by the terms of applicable legislation. The subsidiary is currently discussing these assessments with the tax authorities, and, based on the opinion of its in-house and outsourced legal advisors, management concluded that the losses to be incurred with these proceedings are probable, with a related provision being recorded in December 2009 in the amount of R$5,700.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

INSS (Payroll tax)

In December 2005, subsidiary Intelig was served tax assessments by the Federal Tax Department in the amount of R$32,458 in connection with (i) withholding INSS on third party services at a rate of 11%; (ii) profit sharing scheme not recorded on the accrual basis of accounting; (iii) reversal of the provision for compensation of delegate management; (iv) difference between amounts informed on social security payment forms and social security statements (GFIP); and (vi) missing information on GFIP. This assessment is being handled at the administrative level, and, based on the opinion of its in-house and outsourced legal advisors, management concluded that the losses to be incurred with this proceeding are probable, with a related provision being recorded in December 2009 in the amount of R$5,000.

Regulatory contingencies

Due to noncompliance with certain provisions of the PCS Regulation and of the Commuted Wireline Telephone Service (STFC) and quality targets, defined in the General Plan of Quality Targets for PCS (PGMQ-PCS) and for the STFC, ANATEL started a proceeding for noncompliance with obligations (PADO) against the subsidiaries.

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

	2008	2009

Civil	125,774	238,390
Labor	110,483	165,647
Tax	1,183,514	1,494,077
Regulatory	23,699	58,496
	1,443,470	1,956,610

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

A description of the significant claims involving possible loss is as follows:

Civil

Collective Actions

Five collective actions have been brought to Court against subsidiaries, involving the risk of possible loss, which can be summarized as follows: (i) a suit against the subsidiary TIM Nordeste, merged into TIM Celular,  in the state of Pernambuco, questioning the TIM Nordeste policy for defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (ii) a suit against TIM Nordeste  in the state of Ceará, claiming for the Company’s obligation to replace cell phone sets which have been the subject of fraud in that state; (iii) a suit against TIM Celular in the State of Pará, complaining about the quality of the network service in São Felix do Xingu; (iv) a suit against TIM Celular in the state of Maranhão, questioning the qualigy of network services rendered in Balsas; and (v) a suit filed agains TIM Celular, questioning the long distance charges levied on calls made in Bertioga – SP and the respective region.

Other Actions and Proceedings

TIM Celular, together with other telecommunications companies, has also been sued by GVT at the 4th Federal Audit Court. The plaintiff claims for declaration of nullity of a contractual clause dealing the VU-M amount used by the defendants by way of interconnection, which is deemed illegal and abusive and as such requiring refunding of all amounts allegedly charged in excess since July 2004. A preliminary order was granted determining the payment of VU-M on the basis of R$0.2899 per minute, and escrow deposits to be made by GVT in the amount of the difference between this and the value claimed by the defendants. Currently, the Company is waiting for the arguments to be issued by the parties regarding the lawsuit involving Vivo and GVT which confirmed the VU-M readjustment related to fiscal year 2004. Besides the suits, GVT has also made a Representation to the same effect before the Economic Right Secretariat, which found it right to file an Administrative Process against the Company and other mobile telephony operators, on the grounds of an alleged infraction of economic principles, that is underway.

TIM Celular is a defendant in the suit for damages filed by service provider GLÓRIA SOUZA & CIA LTDA. with the 9th Civil Court of the City of Belém, State of Pará, seeking for R$6,119. Said company provided TIM with outsourced manpower in the North region of Brazil. In light of TIM’s decision to early terminate the contract, the former did not accept such decision was accordingly filed a legal suit to claim pain and suffering and losses on payments of labor claims filed by its employees. TIM has already tendered its defense on 04/13/09.

TIM Nordeste, merged into TIM Celular is a defendant in judicial collection proceedings filed by law firm Mattos & Calumby Lisboa Advogados Associados. Such proceedings are being handled by the 29th Civil Court of the Judicial District of Rio de Janeiro, and chances of prevailing in court are rated as possible. The plaintiff sustains to be the creditor of amounts arising from the contractual relationship with TIM (legal services contract) worth R$8,668. The proceedings are currently under expert examination.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Also, a claim has been filed against TIM Celular by company (recharge distributor) INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. with the 2nd Civil Court of the Judicial District of Florianópolis (SC) worth R$4,000, which aims at the suspension of collectibility of credits already enforced by TIM and claims, on a preliminary injunction basis, the non-inclusion of such credits in restrictive records, plus compensation from early termination of the contract. Worth noting is that TIM initiated judicial collection proceedings against the aforementioned company with the 4th Civil Court of Florianópolis, worth R$3,957.

Three notices of delinquency have been served by the São Paulo State Consumer Protection Office (PROCON-SP). The notices recorded under numbers 3673/08 and 222/09 deal with fines imposed by Procon-SP for R$3,192, on the grounds of alleged non-compliance with the rules established by Decree No. 6523/08, which deals with the Customer Service (SAC). In these cases, TIM tendered an administrative defense, but the fines were sustained at the administrative level. Therefore, TIM filed a legal suit with a view to eliminating these fines and awaits a final decision. The suits are at initial stages. There is also another notice of delinquency served by Procon and recorded under No. 1555D7, on the grounds that consumers were charged but did not receive the device. A fine of R$3,192 was also imposed. This case is also under discussion at administrative level, awaiting a decision on the appeal filed by TIM.

Labor

Labor claims

A substantial portion of contingencies refers to organizational restructuring, include the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel.

The process 01102-2006-024-03-00-0 refers to a civil public action filed by the State of Minas Gerais´s Public Labor Ministry 3rd Region, on the charge of irregular outsourcing practices and collective damages. In the respective sentence published on April 16, 2008, the first degree substitute judge found the Public Prosecution Service´s request partly founded, having judged the outsourcing irregular and the damages collective and determined. An ordinary appeal was filed against this decision, which was denied on July 13, 2009. Prior to this appeal, TIM Nordeste filed a writ of mandamus requesting a preliminary order to stop the coercive acts imposed by the sentence.   In view of the ordinary appeal filed, the writ of mandamus lost its objective.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

To be granted a suspense effect of its appeal, TIM Nordeste proposed an innominate writ of prevention, which was judged extinguished without the respective judgment on merits.  In order to reverse the Regional Labor Court – 3rd Region, TIM Nordeste, merged into TIM Celular, filed a correctional claim with the Superior Labor Court, with a favorable decision which reversed the Court decision at the second level. An appeal by way of case stated was filed, but was denied. On 09/16/2009, an appeal for review was filed, and is pending ruling by the TST.

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

A legal action brought by an employee of an outsourced company was also filed. It claims a direct link with TIM, for overtime and other payment requests stemming from these matters, in processes No. 00770200804401007 and No. 447200905601004. Both are in the phase of filing of supporting documents, but the company that rendered the services, which is also employer of the claimant, continues to render those services and confirmed that it will participate in the proceedings.

Social Security

TIM Celular received in São Paulo a tax assessment Notice referring to an alleged irregularity in the payment of contributions to social security levied on Employees´ Profit-Sharing plan in the amount of R$2,388. The subsidiary filled its administrative defense, which on September16, 2009 had a decision handed down kept the notice of delinquency under discussion. On October 5, 2009 an administrative appeal was filed, which is pending ruling.

In May 2006, TIM Nordeste, merged into TIM Celular, was assessed under the tax assessment notice no. 35611926-2 for social security contributions allegedly due on: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payment for self-employed people´s activities; and (iv) sales incentives. TIM Nordeste´s administrative defense did not result in reversal of the entry (decision – assessment). In an attempt to change this decision, TIM Nordeste filed an appeal with the Ministry of Finance´s Taxpayers´ Council, which is now pending judgment

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)
Taxes

IR and CSLL

On October 30, 2006, TIM Nordeste, merged into TIM Celular, was assessed under a single administrative process referring to IRPJ, CSLL totaling R$331,171, subsequently reduced to R$258,144, and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined at a Telebrás System privatization auction and the related tax deductions. Article 7 of Law No. 9532/97 permits the result from goodwill amortization to be computed for purposes of determining the taxable profits of a subsidiary resulting from merger, split-off or acquisition, where one entity holds interests in another, acquired with goodwill based on the expected  future profits of the investee. This also involves a usual market operation in compliance with the provisions of CVM Instruction No. 319/99.

In March 2007, the IRS District Office in Recife/PE served a notice on the subsidiary, presenting a Tax Information Document reporting the company that the notice of delinquency is net of amounts of IRPJ, CSLL and a specific fine imposed in addition to applicable fine and interest, which led to a reduction by R$73,027 (principal debt and specific fine imposed in addition to applicable fine and interest).

Therefore, there was a shift of a portion of the delinquencies contained in the notice of delinquency to 160 specific claims for offsetting, which amounted to R$85,771. In September 2009 a decision was handed down at administrative level, recognizing a portion of the credit offset by the subsidiary, which resulted in a reduction in the amount subject matter of the notice of delinquency, i.e. R$10,510. The subsidiary continues to defend the remaining balance of R$75,335 at administrative level.

From May to July 2008, TIM Nordeste received 49 communications of assessment issued by the Brazilian Finance Office in connection with Income Tax and Social Contribution offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$11,088. After it timely impugned all these assessments, the subsidiary now awaits a decision at administrative level within the Brazilian court.

IRRF

In October 2005, TIM Nordeste merged into TIM Celular, received a Fiscal Execution notification in the amount of R$5,624, for defaulting on payment of IRRF on rentals, royalties and work done without employment bonds.   This subsidiary has already stayed this execution and intends to defend itself against it at higher court jurisdictions.

PIS and COFINS

In 2004, the TIM Nordeste merged into TIM Celular, received delinquency notices related to PIS and COFINS payable on foreign exchange gains generated in 1999. The two notices filed by the tax authorities amount to R$30,913. TIM Nordeste had filed a writ of mandamus challenging the tax base increase introduced by Law No. 9.718/98. In

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

March 2006, a final unappealable decision on the writ of mandamus was handed down in favor of the company, stating that Law No. 9.718/98 was unconstitutional and that PIS and COFINS would not be levied on nonoperating income.

In view of the legal decision recognizing the unconstitutionality of PIS and COFINS levying on exchange variation, subject matter of the notices of delinquency in question, in April 2007 PIS required on exchange movement was cancelled, and in February 2009 COFINS required on exchange movement was also reduced by R$23,339, and the amount of R$2,263 remained under discussion.

In October, November and December 2009, TIM Celular and TIM Nordeste respectively were served 154 and 41 tax assessments amounting to R$20,509 and R$5,516 regarding the liability for COFINS as a result of the request for offset not being approved for the years 2005, 2006 and 2007 in connection with imported services. These assessments are being argued by the subsidiary at the administrative level.

ICMS

In 2003 and 2004 TIM Celular was assessed by Tax Authorities of the State of Santa Catarina for R$42,613 (current value), mainly relating to dispute on the levying of ICMS on  telecommunication services provided by the parent Company as well as trade of handsets. This amount is the result of several favorable sentences in administrative processes initially involving assessments of R$95,449. The subsidiary is currently discussing these assessments with the taxing authorities. Based on the internal and external lawyers, the Management concluded that there is still the possibility of loss on the processes under discussion.

The subsidiaries, TIM Celular, and the merged TIM Nordeste were served tax assessments by the tax authorities of several Brazilian states over the past years for failure to pay ICMS on various operational aspects of its telecommunication service activities and on the sale of products. Some of the grounds or reasons for the assessments regarding the supposed lack of tax payments on which the tax inspectors were based are as follows: (i) discussion regarding intrastate and interstate ICMS rate difference payable on the acquisition of fixed assets for use and consumption, as well as the determination of ICMS tax base for acquisition of goods intended for sale; (ii) taxable services (based on the tax authorities’ interpretation) booked by the subsidiary as non-taxable services in the Shipments Register; (iii) supposed underpayment of ICMS for using a lower tax rate and for booking telecommunication services as non-taxable services; (iv) supposed nonpayment of ICMS as a result of differences between the amount actually paid and the amount reported; (v) payment of ICMS amounts after the deadline established by state legislation, among others. These assessments are being timely defended at the administrative and judicial levels. The total amount involved in these disputes (individually above R$5,000) is R$95,734.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The subsidiaries TIM Celular and TIM Nordeste were assessed by the States of Rio de Janeiro and Bahia’s taxing authorities for defaulting on payment of ICMS and Contribution to the “Fundo Estadual de Combate à Pobreza e Desigualdades Sociais” (State Fund for Fighting Poverty and Social Inequalities) allegedly due on (i) international roaming services; and (ii) prepaid reloading revenues. Defenses are being tendered by the subsidiaries against such notices of delinquency at administrative level; they total the amount of R$30,811.

TIM Celular and TIM Nordeste were assessed by the States of Paraíba and Rio de Janeiro’s taxing authorities in the amounts of R$5,511 and R$38,274, respectively, referring to failure to ratably reverse ICMS credits on shipment of exempt and non-taxed goods. These assessments are being impugned at administrative level; they total the amount of R$43,785.

The subsidiaries TIM Celular and TIM Nordeste were served notices of delinquency by the tax authorities of the States of São Paulo and Minas Gerais for R$193,883 and R$17,167, respectively, whose subject matter is the alleged failure to include in the calculation base of ICMS the conditional discounts given to customers. The subsidiaries intend to tender defense against such collection up to the upper level of the Judicial Power.

During 2008 and 2009, the subsidiaries TIM Nordeste and TIM Celular were served notices of delinquency, by tax authorities of the States of Ceará, São Paulo, Pernambuco, Paraná and Minas Gerais, in the total amount of R$94,000, whose subject matter is the debt from the use of ICMS credit in the acquisition of electric power. Defenses are being tendered by the subsidiaries against such notices of delinquency at administrative level.

In October 2008 TIM Nordeste was assessed by the state of Sergipe´s taxing authorities for R$16,668, referring to a fine for an alleged late-filing of electronic files containing fiscal documentation supporting telecommunication services rendered. This assessment is being contested by the subsidiary at administrative level.

In September 2008, TIM Nordeste was assessed by the State of Minas Gerais’s taxing authorities for R$24,930, representing a separate fine for failure to record telecommunications service invoices in the ICMS determination book. In August 2009 an administrative decision was handed down, reducing the amount of the notice of delinquency by 99.8%. Accordingly, the subsidiary paid the remaining balance, and the claim was closed as virtually fully successful.

On November 19, 2002, subsidiary Intelig was served a tax assessment by the Minas Gerais State Tax Department in the amount of R$8,500 for the supposedly undue use of ICMS credits on the acquisition of fixed assets and input materials. This assessment is being disputed at the judicial level.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

In November 2005, subsidiary Intelig was served a tax assessment by the Mato Grosso State Tax Department in the amount of R$11,700 for the supposedly undue use of ICMS credits on the acquisition of fixed assets without the related supporting documentation (invoice) and the ICMS rate difference.  This assessment is being disputed at the judicial level.

In December 2007 and December 2008, subsidiary Intelig was served two tax assessments by the São Paulo State Tax Department in the amount of R$6,700 and R$11,300, respectively, referring to the supposedly undue use of ICMS credits in 2002 and 2003, after a debit reversal upon cancellation of telecommunication services not actually provided. The assessment served in 2002 ended at the administrative level with no favorable outcome to the Company, which will start a related judicial dispute. The assessment served in 2003 is being defended at the administrative level.

In August 2009, subsidiary Intelig was served a tax assessment by the Finance Office of Rio de Janeiro in the amount of R$4,800, in connection with the supposedly undue use of ICMS credits as a result of the application of an incorrect rate to reduce tax credits on exempt and untaxed sales operations carried out between 2004 and 2009. This assessment is being handled at the administrative level.

ISS

On December 20, 2007, TIM Celular was assessed by the State of Rio de Janeiro’s taxing authorities for R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative plan cancellation services; telephone directory aid service and provision of data and information; and network infrastructure sharing. This assessment is being impugned by the Company at administrative level.

Fund for Universalization of Telecommunications Services – FUST contribution tax

On December 15, 2005, ANATEL issued its Summary no.07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9.998. The subsidiaries still believe that based on applicable legislation (including the sole paragraph of article 6 of Law 9.998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. A writ of mandamus was filed with a view to protecting the subsidiary’s interests regarding the lack of payment of FUST on interconnection revenues. ANATEL’s intended collection of FUST on interconnection revenues has been suspended due a favorable decision handed down to the subsidiaries. The writ of mandamus is pending trial by the appellate court.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Since October 2006, ANATEL has been issuing several assessment notices against TIM Celular in connection with FUST allegedly due on interconnection revenues from 2001 to 2004, as well as fines, because of “Súmula” 07/05. Such notices of delinquency total R$128,050.

Subsidiary Intelig was served several violation notices by ANATEL in the total amount of R$29,379, which refer to FUST amounts supposedly due on interconnection revenues from January to December 2001, 2002 and 2003. These notices are being handled at the administrative level.

Fund for Technological Development of Telecommunications – FUNTTEL contribution tax

The Ministry of Communications assessed TIM Celular and TIM Nordeste, merged into TIM Celular, for R$46,788 claiming for FUNTTEL amounts allegedly due on interconnection revenues for the years 2001 to 2004. At the same time an arrears fine was imposed on these subsidiaries. In these companies´ opinions, the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in this case of default on FUNTTEL fees allegedly due on interconnection revenues, based on the same arguments used for the FUST process. The claims for FUNTTEL collection on interconnection revenues are currently suspended, due to a writ of mandamus favorable to the subsidiaries.

Subsidiary Intelig Telecom was served violation notices by the Ministry of Telecommunications in the total amount of R$9,902, which refer to FUNTTEL amounts supposedly due on interconnection revenues from January to December 2002, from March to December 2003 and from April to December 2004.  These notices are being handled at the administrative level.

Regulatory proceedings

TIM Celular and TIM Nordeste are authorized to provide SMP in Brazilian states for an indefinite period, and for using the related SMP radio frequencies. Under Terms of Authorization, the authorization for use of radiofrequencies was extended for 15 years from the end of the original validity period. In view of this extension, the object of the above mentioned Terms of Authorization issued in accordance with their respective Acts, the Company was, in its opinion, unduly required by ANATEL, to pay for a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed based on its respective costs.

This requirement, according to ANATEL, would be justified by application of art.9, III, of the Revenue Collection Regulation of the Telecommunications Inspection Fund (Fistel), approved by Resolution Nº 255, which sets forth that TFI shall be levied on the station upon the renewal of the validity of the license which leads to the issuance of a new license. However, as the Company does not find that this legal provision is correctly applied, the collection in question was timely impugned at administrative level, so that simultaneously the collection can be questioned and the collection suspended until a final decision is reached by ANATEL.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement and actually implemented; mobile personal telecommunications cover for the assigned area. Also under these Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL, and comply with the related obligations. In the event these terms are not complied with, the subsidiaries are subject to PADO (Obligation Non-Compliance Determination Procedures) and any subsequently applicable penalties.

ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance with certain quality service indicators; and (ii) default on certain other obligations assumed under the Terms of Authorization and pertinent regulations.

In their defense before ANATEL, the subsidiaries presented several reasons for defaulting, most of them involuntary and not related to their activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected by the Management.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

Leases

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2007	2008	2009
Rent expense	190,339	209,800	235,376

At December 31, 2009, the future minimum operating lease payments under lease agreements are as follows:

2010	239,698
2011	248,807
2012	258,261
2013	268,075
2014	278,263
1,293,104

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

20.	Asset retirement obligations

The changes in asset retirement obligations were as follows:

	2008	2009

Balance at the beginning of the year	192,137	211,802

Additions during the period, net of disposals	3,465	6,073
Accretion expense during the year	16,200	19,219

Balance at the end of the year	211,802	237,094

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

The asset retirement obligations were recorded at present value, and consequently, financial expenses totaling R$19,219 were recorded in the consolidated statement of operations for the year ended December 31, 2009 (R$16,200 and R$18,779 for the years ended 2008 and 2007, respectively).

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

On September 18, 2007, 2,285,736 shares (1,185,651 common shares and 1,100,085 preferred shares) were sold at an auction held at the São Paulo Stock Exchange - BOVESPA. Those shares represented fractions resulting from the reverse stock split approved at the Extraordinary Shareholders´ Meeting held on May 30, 2007 which were not adjusted to a position of 1,000 shares by the respective shareholders. The proceeds from this sale represent a liability and are available to the respective shareholders at any branch of Banco ABN AMRO Real S.A., now renamed to Banco Santander S.A.

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

The Shareholders’ Meeting held on April 11, 2008 approved a capital increase in the amount of R$63,085, with the issuance of 3,359,308 common shares and 6,503,066 preferred shares, with no par value, on behalf of TIM Brasil. This capital increase used the tax benefit produced by goodwill amortization and the Company’s spin-off. Minority shareholders were assured capitalization rights based on the same conditions applicable to majority shareholders, so that they may keep their minority interests. The subscription price was R$7.59 per common share and R$5.78 per preferred share.

The Shareholders’ Meeting held on April 2, 2009 approved a capital increase in the amount of R$18,761, with the issuance of 1,573,828 common shares and 3,046,671 preferred shares, with no par value, on behalf of TIM Brasil. This capital increase used the tax benefit produced by goodwill amortization and the Company’s spin-off. Minority shareholders were assured capitalization rights based on the same conditions applicable to majority shareholders, so that they may keep their minority interests. The subscription price was R$6.12 per common share and R$3.00 per preferred share.

The Shareholders’ Meeting held on December 30, 2009, following the merger of Holdco (Note 2b), approved a capital increase in the amount of R$516,725, with the issuance of 43,356,672 common shares and 83,931,352 preferred shares, with no par value. The shares were issued by the Company and subscribed by JVCO.

The Capital subscribed and paid-in comprises shares without par value, thus distributed:

	2007	2008	2009

Number of common shares	794,991,669	798,350,977	843,281,477
Number of preferred shares	1,538,972,494	1,545,475,560	1,632,453,583
	2,333,964,163	2,343,826,537	2,475,735,060

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

c. Revenue Reserves

Legal Reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or offset accumulated losses.

Reserve for Expansion

This reserve, which is set up based on paragraph 2, article 46 of the by-laws and article 194 of Law 6.404/76, is intended to fund investment and network expansion projects.

The Company realized in 2008 the balance of the Reserve for Expansion, in the amount of R$139,697, as dividend distribution related to the year ended December 31, 2007.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

The proposed dividends are as follows:
	2007	2008	2009

Capital common shares	2,571,849	2,593,337	2,775,734
Capital preferred shares	4,798,676	5,020,273	5,373,362
Capital	7,550,525	7,613,610	8,149,096

Dividends: 6% for preferred shares according to by-laws	298,720	301,216	322,402

Net income for the year	76,095	180,152	214,893
(-) Recognition of legal reserve	(3,805)	(9,008)	(10,744)
Adjusted net income	72,290	171,144	204,149

Minimum dividends to preferred shareholders
Minimum dividends based on 25% of adjusted income	18,073	42,786	51,037
(+)Supplementary dividends to income distributed	54,217	128,358	153,112
(=)Dividends referring to income distribution (all to preferred shareholders)	72,290	171,144	204,149
(+) Distribution of 100% of the reserves for expansion	139,697	-	-
	211,987	171,144	204,149
Dividends per share (amounts expressed in reais)
Preferred shares	0.1377	0.1107	0.1251

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

According to the Company’s by-laws, minimum compulsory noncumulative dividends, calculated based on 6% of capital stock, should be R$322,402 as of December 31, 2009. Company’s management proposed to distribute all available profits referring to the year ended December 31, 2009 as dividends to preferred shareholders.

At December 31, 2009, the balance of dividends and interest on equity payable includes prior years’ amounts totaling R$20,503 (R$22,221 in 2008).

Dividends proposed in previous years and not actually claimed by shareholders were reversed, once the legal period has lapsed pursuant to Brazilian legislation, to the expansion reserve account under shareholders’ equity, with R$5,145 referring to 2007, R$9,643 referring to 2008 and R$4,790 to 2009.

22.	Net operating revenues

	2007 As adjusted	2008 As adjusted	2009
Revenue from telecommunications services – Mobile
Subscription charges	444,156	378,876	300,194
Use charges	7,267,947	7,954,683	7,767,987
Interconnection	4,466,525	4,458,169	4,042,612
Long distance service	1,889,708	1,986,704	1,943,121
Value-added services – VAS	1,217,111	1,598,303	1,897,188
Other	134,796	169,852	266,826
	15,420,243	16,546,587	16,217,928

Revenue from telecommunications services – Fixed	41	7,944	177,108
Revenue from telecommunications services –Mobile and Fixed	15,420,284	16,554,531	16,395,036

Sales of goods	1,838,102	1,766,400	1,761,626
Gross operating income	17,258,386	18,320,931	18,156,662

Deductions
Taxes	(3,582,008)	(3,993,809)	(4,030,691)
Discounts	(1,018,993)	(1,074,638)	(865,330)
Other	(173,605)	(105,309)	(154,706)
	(4,774,606)	(5,173,756)	(5,050,727)

Net operating revenues	12,483,780	13,147,175	13,105,935

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

23.	Cost of services rendered and goods sold

	2007	2008	2009

Personnel	(99,484)	(91,051)	(64,345)
Third-party services	(224,362)	(263,674)	(317,456)
Interconnection charges	(3,491,292)	(3,793,518)	(3,376,880)
Depreciation and amortization	(1,332,855)	(1,324,429)	(1,427,613)
Telecommunications supervision fund (Fistel)	(6,775)	(8,731)	(10,521)
Rentals	(131,626)	(143,046)	(161,570)
Other	(11,034)	(33,560)	(34,971)
Cost of services rendered	(5,297,428)	(5,658,009)	(5,393,356)

Cost of goods sold	(1,434,430)	(1,405,788)	(1,329,826)
Total cost of services rendered and goods sold	(6,731,858)	(7,063,797)	(6,723,182)

24.	Selling expenses

	2007	2008	2009

Personnel	(337,053)	(366,560)	(368,422)
Third-party services	(1,622,047)	(1,741,347)	(2,114,182)
Advertising expenses	(308,790)	(293,097)	(513,943)
Allowance for doubtful accounts	(714,571)	(748,833)	(421,893)
Telecommunications supervision fund (Fistel)	(502,794)	(563,421)	(614,281)
Depreciation and amortization	(327,222)	(295,868)	(339,209)
Other	(78,448)	(89,263)	(78,042)

Selling expenses	(3,890,925)	(4,098,389)	(4,449,972)

25.	General and administrative expenses

	2007	2008	2009

Personnel	(188,860)	(190,551)	(149,221)
Third-party services	(365,272)	(392,161)	(370,710)
Depreciation and amortization	(414,234)	(484,733)	(489,413)
Other	(64,427)	(59,981)	(61,192)

General and administrative expenses	(1,032,793)	(1,127,426)	(1,070,536)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

26.	Other operating income (expenses)

	2007 Adjusted	2008 Adjusted	2009

Revenues
Fines – Telecommunications services	22,834	49,149	35,755
Reversal of the provision for contingencies	2,211	12,475	37,557
Disposal of property, plant and equipment	11,093	5,538	1,964
Other operating revenues	7,155	17,096	7,424
	43,292	84,258	82,700

Expenses
Amortization of deferred charges	(127)	(117)	(106)
Taxes, rates and contributions	(8,303)	(16,255)	(13,988)
Goodwill amortization	(1,580)	(1,580)	-
Provision for contingencies	(61,384)	(115,897)	(97,742)
Cost on disposal of property, plant and equipment	(35,798)	(8,584)	(19,615)
Other operating expenses	(10)	(6,697)	(10,003)
Amortization of concessions	(247,655)	(301,818)	(326,466)
	(354,857)	(450,948)	(467,920)

Other operating revenues (expenses), net	(311,565)	(366,690)	(385,220)

27.	Financial income

	2007	2008	2009

Interest accrued on short-term investments	24,516	96,341	70,210
Monetary adjustment	28,429	18,576	14,597
Interest on accounts receivable	17,221	47,406	46,760
PIS/Cofins recovery	23,424	-	-
Other	10,533	10,990	5,769

Financial income	104,123	173,313	137,336

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

28.	Financial expenses

	2007	2008	2009

Interest on loans and financing	(207,071)	(244,470)	(274,790)
Interest on suppliers	(12,699)	(27,199)	(11,897)
Interest on authorizations	(1,121)	(66,380)	-
Monetary adjustment	(73,267)	(11,078)	(9,736)
Interest on taxes and charges	(6,849)	(3,790)	(3,197)
CPMF (tax on financial activities)	(51,941)	(1,194)	-
Financing discounts	(11,361)	(66,640)	(15,482)
Other	(14,329)	(24,813)	(25,579)

Financial expenses	(378,638)	(445,564)	(340,681)

29.	Foreign exchange variation, net

	2007	2008	2009

Loans and financing	7,004	(433,969)	345,332
Suppliers – Trade payables	10,366	(17,414)	19,207
Swap	(17,104)	340,284	(405,486)
Other	(7,250)	8,375	(12,324)

Foreign exchange variation, net	(6,984)	(102,724)	(53,271)

30.	Income and social contribution taxes expenses and tax losses

Income and social contribution taxes expenses are as follows:

	2007	2008	2009

Current income tax	(76,768)	(73,383)	(128,602)
Current social contribution tax	(27,977)	(26,438)	(46,395)
Tax incentive - ADENE	(32)	33,290	88,851
Total current taxes	(104,777)	(66,531)	(86,146)

Deferred income tax	-	117,804	51,016
Deferred social contribution tax	-	42,410	18,365
Amortization of goodwill	(50,450)	(29,429)	-
Provision for contingencies on income tax and social contribution (note 19)	(11,610)	-	11,249
Total deferred taxes	(62,060)	130,785	80,630

	(166,837)	64,254	(5,516)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the statement of income, is as follows:

	2007	2008	2009

Income before income and social contribution taxes	235,139	115,898	220,409

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined statutory rate	(79,947)	(39,405)	(74,939)

(Additions)/Exclusions:
Tax loss carryforwards and temporary differences not recorded	(49,469)	(58,765)	(84,359)
Recorded tax loss carryforwards and temporary differences	-	160,214	69,381
Provision for contingencies on income tax and social contribution (note 19)	(11,610)	-	11,249
Effect of income and social contribution taxes on Permanent (Additions)/Exclusions	(20,072)	(32,445)	(9,905)
Tax incentive – ADENE	(32)	33,290	88,851

Other	(5,707)	1,365	(5,794)

Subtotal of (additions)/exclusions	(86,890)	103,659	69,423

Income and social contribution taxes debited to income for the year	(166,837)	64,254	(5,516)

31.	Transactions with Telecom Italia Group

Consolidated balances of transactions with Telecom Italia Group are as follows:

	Assets
	2008	2009

Telecom Personal Argentina (1)	721	1,576
Telecom Sparkle (1)	1,555	11,548
Telecom Italia (2)	4,913	3,893
Other	2,365	524

Total	9,554	17,541

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

	Liabilities
	2008	2009

Telecom Italia (2)	41,154	29,728
Telecom Personal Argentina (1)	1,279	1,561
Telecom Sparkle (1)	6,315	11,887
Italtel (3)	27,876	-
Other	791	509

Total	77,415	43,685

	Income
	2007	2008	2009

Telecom Italia (2)	12,221	11,244	12,553
Telecom Personal Argentina (1)	2,884	3,059	4,283
Telecom Sparkle (1)	7,816	6,567	14,765
Other	1,315	1,987	820

Total	24,236	22,857	32,421

	Cost/Expenses
	2007	2008	2009

Telecom Italia (2)	26,551	29,079	19,543
Telecom Sparkle (1)	21,324	22,223	25,065
Telecom Personal Argentina (1)	7,321	9,333	6,677
Italtel (3)	3,086	7,631	-
Other	1,622	1,494	1,243

Total	59,904	69,760	52,528

(1)	International services

International services with Telecom Argentina and Sparkle, Companies of the Telecom Italia Group, refer to roaming, value-added services (“VAS”) and media services.

(2)	Telecom Italia

Receivables and payables refer to international roaming, technical post-sales assistance, and VAS.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The General Shareholders’ Meeting held by TIM Participações on April 2, 2009 approved the renewal of the cooperation and support agreement executed with Telecom Italia S.p.A. effective from January 3, 2009 to January 2, 2010. This agreement had been approved on May 3, 2007 by the Board of Directors of TIM Participações and renewed for an additional 12 months (January to December 2008) at the General Shareholders’ Meeting held by TIM Participações on March 3, 2008.

During the year ended December 31, 2009, the amount of R$23,296 was accrued (R$29,586 and R$35,396 in 2008 and 2007, respectively), of which R$22,690 of which referring to fixed assets (R$26,835 and R$33,499 in 2008 and 2007, respectively) and R$606 to costs/expenses (R$2,751 in 2008 and 2007, respectively). The purpose of this agreement is to add value to the Company by using the experience of Telecom Italia in order to (i) increase effectiveness and efficiency of activities through in-house solutions; and (ii) share systems, services, processes and best practices largely adopted in the Italian market and easily customizable for the Company.

Balance sheet account balances are recorded in the following groups: accounts receivable, accounts payable and other current assets and liabilities.

(3)	Development and maintenance of billing system

These costs, incurred with Italtel, a company of the Telecom Italia Group, refer to the development and maintenance contracts regarding the billing system.

The balance sheet account balances are recorded in the following accounts groups: accounts receivable, suppliers – trade payables and other current assets and liabilities.

32.	Financial instruments and risk management

The Company through its subsidiaries carries out transactions with derivative financial instruments to mitigate the risks relating to exchange rates and interest and exchange movement, fully comprising the swap contracts.

The Company, through its subsidiaries, presents its financial instruments according to CVM’s instruction 566, issued December 17, 2008, which approved CPC’s Technical Pronouncement 14, and CVM’s instruction 475, as of December 17, 2008.

Accordingly, the Company and its subsidiaries show that the main risk factors to which they are exposed are as follows:

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

As of December 31, 2009 and 2008, the subsidiaries’ loans indexed to the exchange variance of foreign currencies are fully covered by swap contracts.  The income or loss resulting from these swap contracts is charged to operating income.

Besides the loans taken by the subsidiaries, which are the object of swap contracts, and the suppliers obligations denominated in foreign currencies, there are no other financial assets and liabilities in significant amounts indexed to foreign currencies.

(ii)    Interest rate risks

The interest rate risks relate to:

Possibility of variances in the fair value of financing obtained by the subsidiary TIM Nordeste, merged into TIM Celular, at the pre-fixed interest rates, in case such rates do not reflect the current market conditions. For this type of risk to be mitigated, the subsidiary TIM Nordeste enters into swap contracts with financial institutions, transforming into a percentage of the CDI the pre-fixed interest rates levied on a portion of financing obtained. Gains or losses arising from swap contracts affect directly TIM Nordeste’s results.

Possibility of variances in the fair value of financing obtained by the subsidiary TIM Celular and indexed to the TJLP, in case such rates do not proportionally follow the rates regarding the Interbank Deposit Certificates (CDI). For this type of risk to be mitigated, the subsidiary TIM Celular enters into swap contracts with financial institutions, transforming into a percentage of the CDI the TJLP levied on a portion of financing obtained. Gains or losses arising from swap contracts affect directly TIM Celular’s results.

Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to fluctuation of interest rate on part of their hedge debt and obligations. At December 31, 2009 and 2008, the subsidiaries’ financial resources are mostly invested in CDI, which partially reduces this risk.

(iii)    Credit risk related to services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills. There is no single client accounting for more than 10% of net receivables from services rendered at December 31, 2009, 2008 and 2007 or of income from services in the years then ended. The Company does not require collateral from its customers.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

(iv)   Credit risk inherent in the sale of telephone sets and prepaid telephone cards

The policy adopted by the subsidiaries for sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, the positions and limits defined for orders placed by dealers, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners.  There is no single client accounting for more than 10% of net receivables from sales of goods at December 31, 2009, 2008 and 2007 or of income from services in the years then ended.

(v)   Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts. The Company and its subsidiaries minimize the risk associated with these financial instruments by investing with reputable financial institutions and by following policies that establish maximum levels of concentration of risk by financial institution.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Market value of financial instruments

The consolidated financial derivative instruments are as follows:

	2008			2009
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative operations	387,573	63,262	324,311	78,264	161,322	(83,058)

Current portion	260,925	52,448		49,237	48,122
Noncurrent portion	126,648	10,814		29,027	113,200

The consolidated financial derivative instruments as of December 31, 2009 mature as follows:

	Assets	Liabilities
2011	3,436	1,803
2012	2,150	937
2013	472	24
2014	-	-
2015 on	22,969	110,436
	29,027	113,200

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

As of December 31, 2009 and 2008, there are margins or guarantees applying to the operations with derivative instruments owned by the subsidiaries.

The selection criteria followed by financial institutions rely on parameters that take into consideration the rating provided only by renowned risk analysis agencies, the shareholders´ equity and the degree of concentration of their operations and resources.

The table below shows the derivative instruments operations contracted by the subsidiaries, in force as of December 31, 2009 and 2008:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

	Item affected by		Reference Value (Notional R$)		Fair Value
	swap mechanism	Currency	2008	2009	2008	2009

Fixed interest risk vs. CDI	Part of financing taken from BNB	BRL	88,260	58,878
Assets Position					129,457	97,050
Liabilities Position					(121,267)	(87,767)
Net balance					8,190	9,283

TJLP Risk vs. CDI	Part of financing taken from BNDES	BRL	420,914	325,789	416,228	323,077
Assets Position					(412,947)	(321,846)
Liabilities Position					3,281	1,231
Net balance

USD Exchange Risk vs. CDI	Hedge against the risk of exchange variation of loans granted by the Banks Santander, ABN AMRO and Unibanco (Res. 2770), as well as loans granted by the Banks BNP Paribas and BEI	USD	274,834	939,445
Assets Position					332,270	839,010
Liabilities Position					(291,239)	(943,693)
Net balance					41,031	(104,683)

JPY Exchange Risk vs. CDI	Hedge against the risk of exchange variation of loans granted by the bank Santander (Res. 2770)	JPY	546,836	146,836
Assets Position					881,271	188,970
Liabilities Position					(609,462)	(177,859)
Net balance					271,809	11,111

TOTAL			1,330,844	1,470,948	324,311	(83,058)

Fixed interest swap vs. CDI

The operations with derivative instruments are intended to safeguard the Company and the subsidiary TIM Nordeste against possible losses in the case of increase in the interest rate set by Banco do Nordeste do Brasil (BNB), as required by the provisions dealing with financial charges on operations that use the Constitutional Financing Funds´s resources obtained under financing operations for expansion of the Company´s network in the Northeastern region, in 2004 and 2005. These derivative instruments mature through April 2013 and safeguard approximately 58.96% of all the financing taken from BNB by TIM Nordeste, merged into TIM Celular.

Based on the BNB´s current reference rate - 10% p.a. – the financing taken by the subsidiary TIM Nordeste merged into TIM Celular and the respective derivative instruments contracted as part of these financing operations average 11.22% p.a. as a receivable item, and 75.97% of the CDI as a payable item. A possible reversal scenario would occur, if the CDI exceeded the level of 14.77% p.a. These derivative instruments were contracted with Santander and Unibanco, currently named Banco Itaú BBA S.A.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

TJLP Swap vs. CDI

These financial derivative instrument operations are intended to safeguard the subsidiary TIM Celular against possible loss of assets due to increase in BNDES´s reference rate (TJLP) for financing contracted with that Institution in 2005. Its payable portion is contracted at an average cost in the equivalent to 90.62% of the CDI. These operations currently protect 17.23% of the total financing taken from BNDES, and mature on a monthly basis through August 2013. At December 31, 2009, the subsidiary ´s book income on this operation is positive, with Santander and UNIBANCO, currently named Banco Itaú BBA S.A., as its partners.

Exchange swap vs. CDI

The derivative instruments of this kind are intended to safeguard the subsidiary TIM Celular against exchange risks involved in contracts signed under BACEN Resolution 2.770, heretofore “2770”, indexed to the USD and JPY, and simultaneously contracted with the respective financing besides the foreign currency denominated loans taken out from BNP Paribas and from BEI. All 2770 lines are safeguarded at an average cost of 129.90% of the CDI for USD-denominated contracts and 114.50% for JPY-denominated ones, the loan from BNP Paribas being hedged at an average cost of 95.01% of the Interbank Deposit Certificate (CDI) and the loan from BEI being hedged at an average cost of 96.46% of the Interbank Deposit Certificate (CDI). As a receivable item, a swap is contracted using the same coupon of the line used. In this case, the exchange variation on financing is fully offset by the variation on contracted swaps.

These swap contracts mature on the same date as the debt, i.e., until July/10 for the financing raised through lines of credit set forth by Resolution No. 2.770, until 2016 for the loan from BEI and until December 17 for the loan from BNP Paribas. These derivative instruments were contracted with Santander, Unibanco (currently named Banco Itaú BBA S.A.), ABN AMRO (currently named Banco Santander), Citibank, Morgan Stanley and BES.

Statement of Sensitivity Analysis – Effect on the swap fair value variation

For identifying possible distortions on derivative consolidated operations currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Description	2009	Probable Scenario	Possible Scenario	Remote Scenario

Prefixed debt
Fair value of swap assets side	97,050	97,050	93,847	90,875
Fair value of swap liabilities side	(87,767)	(87,767)	(86,975)	(86,213)
Swap - Net exposure	9,283	9,283	6,872	4,662

TJLP-indexed debt (partial amount)
Fair value of swap assets side	323,077	323,077	310,755	299,206
Fair value of swap liabilities side	(321,846)	(321,846)	(321,095)	(320,414)
Swap - Net exposure	1,231	1,231	(10,340)	(21,208)

US- indexed debt (Resolution 2.770, BNP Paribas and BEI)	839,010	839,010	1,088,118	1,352,968
Fair value of swap assets side	839,010	839,010	1,088,118	1,352,968
Fair value of swap liabilities side	(943,693)	(943,693)	(947,509)	(951,525)
Swap - Net exposure	(104,683)	(104,683)	140,609	401,443

JPY-indexed debt (Resolution 2.770)	188,970	188,970	236,213	283,455
Fair value of swap assets side	188,970	188,970	236,213	283,455
Fair value of swap liabilities side	(177,859)	(177,859)	(178,127)	(178,389)
Swap - Net exposure	11,111	11,111	58,086	105,066

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

Note that all operations with financial derivative instruments contracted by the subsidiaries are solely intended as a safeguard for assets. As a consequence, any increase or decrease in the respective market value will correspond to an inversely proportional change in the financial debt contracted under the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of December 31, 2009 basically rely on assumptions relating to variations of the market interest rate and TJLP, as well as variations of foreign currencies underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries´ financial derivative instruments, our assumptions basically took into consideration the effect of reduction of the main indices (CDI and TJLP) and fluctuation of foreign currencies used in swap operations (USD and JPY), with the following percentages and quotations as a result:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Risk Variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	8.55%	10.69%	12.83%
TJLP	6.00%	7.50%	9.00%
USD	1.7412	2.1765	2.6132
JPY	0.0188	0.235	0.0284

A Table of Gains and Losses for the year

Descriptive Table of Gains and (Losses) on Derivatives	2009

Fixed interest risk vs. CDI	3,186
TJLP risk vs. CDI	2,395
USD exchange risk vs. CDI	(197,061)
JPY exchange risk vs. CDI	(214,006)
Net losses	(405,486)

33.  Pension plans and other post-employment benefits

	2008	2009

Term of atypical contractual relationship (“TRCA”)	4,290	4,067
PAMA	1,946	3,187
PAMEC/assets policy	189	273
	6,425	7,527

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

The Company recorded expenses of R$_3,353 related to contributions to this defined contribution plan during 2009 (R$6,535 in 2008 and R$7,962 in 2007).

Term of Atypical Contractual Relationship (“TRCA”)

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

In June 1998, after the breakup of Telebrás, the Company opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment or adherence to the PBT-SISTEL Plan, and the remaining provisioned amount of R$4,067 at December 31, 2009 (R$4,290 in 2008) will be used to cover the benefits of those employees who have not opted yet (4 employees as of December 31, 2009 and 2008).

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

However, as there was not a complete migration of the employees to TIMPREV, the pension and health care plans originated from the Telebrás system continue to exist and are summarized below:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

PBS Assistidos: a private, multi-sponsored pension plan for employees receiving benefits;

Convênio de Administração: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies;

PBT: defined-benefit plan for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared-cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Deliberation No, 371, the actuarial position of these plans represents a surplus not recorded by the Company as it was impossible to recover these amounts, and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Supplementary Social Security Secretariat (SPC), the Ministry of Social Security approved the transfer of the benefit plans management: “PBS–Tele Celular Sul”, “TIM Prev Sul”, “PBT–TIM”, “Convênio de Administração”, “PBS–Telenordeste Celular” and “TIM Prev Nordeste” (according to Communications SPC/DETEC/CGAT, n°s, 169, 167, 168, 912, 171 and 170, respectively) from SISTEL”, to “HSBC – Fundo de Pensão”.

The other plans – “PAMA and PBS – Assistidos” – continue to be managed by SISTEL”. The only exception is “Plano PAMEC/Apólice de Ativos”, which was terminated, with the Company remaining responsible for coverage of the respective benefit, from now on called “PAMEC/Apólice de Ativos”.

In view of the approval of the proposed migration by the Administrative Council in January 2006, and those of the Ministry of Social Security, the transfer of the above mentioned Funds from SISTEL” to “HSBC – Fundo de Pensão” came into effect in April 2007.

During the year ended December 31, 2009, the contributions to the pension funds and other post-employment benefits totaled R$182 (R$224 in 2008 and R$247 in 2007).

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2008 and December 31, 2009 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

a) Effects as of December 31:

	Plans							Total
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PBT	PAMA	TRCA	2009	2008

Reconciliation of assets and liabilities at Dec 31, 2009	(*)	(*)	(*)		(*)
Present value of actuarial liabilities	26,205	5,373	864	273	1,420	5,074	4,067	43,276	39,796
Fair value of plan assets	(50,606)	(8,475)	(2,273)	-	(2,064)	(1,887)	-	(65,305)	(60,849)
Present value of liabilities in excess of fair value of assets	(24,401)	(3,102)	(1,409)	273	(644)	3,187	4,067	(22,029)	(21,053)
Net actuarial liabilities (assets)	(24,401)	(3,102)	(1,409)	273	(644)	3,187	4,067	(22,029)	(21,053)

(*) No asset was recognized by the sponsor because this excess is not refundable and because future sponsor contributions will not be reduced.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PBT	PAMA	TRCA

Net actuarial liabilities (assets) at Dec 31, 2008	(22,102)	(3,135)	(1,282)	189	(960)	1,946	4,290
Expense (income) recognized in prior year’s income	(2,756)	(330)	(158)	22	(120)	218	471
Sponsor’s contributions	-	-	-	(9)	-	(5)	(288)
Actuarial (gains) losses recognized	457	363	31	71	436	1,028	(406)
Net actuarial liabilities (assets) at Dec 31, 2009	(24,401)	(3,102)	(1,409)	273	(644)	3,187	4,067

c) Statement of loss (gain)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PBT	PAMA	TRCA
(Gains) losses on actuarial liabilities	1,017	423	(36)	71	17	1,018	(406)
(Gains) losses on plan assets	(560)	(60)	67	-	419	10	-
Losses on employees’ contributions	-	-	-	-	-	-	-
(Gains) losses at Dec 31, 2009	457	363	31	71	436	1,028	(406)

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

d) Reconciliation of present value of liabilities

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PBT	PAMA	TRCA
Liabilities at Dec 31, 2008	24,445	4,850	870	189	1,387	3,764	4,290
Cost of current service	(8)	-	-	-	-	23	-
Interest on actuarial liabilities	2,770	549	99	22	156	436	471
Benefits paid in the year	(2,017)	(450)	(69)	(9)	(142)	(168)	(288)
(Gains) losses on liabilities	1,015	424	(36)	71	19	1,019	(406)
Liabilities at Dec 31, 2009	26,205	5,373	864	273	1,420	5,074	4,067

e) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PBT	PAMA	TRCA
Fair value of assets at Dec 31, 2008	46,547	7,985	2,152	-	2,347	1,818	-
Benefits paid in the year	(2,017)	(450)	(69)	(9)	(141)	(167)	-
Participants’ contributions	-	-	-	-	-	-	-
Sponsor’s contributions	-	-	-	9	-	5	-
Actual yield on assets in the year	6,076	940	190	-	(142)	232	-
Fair value of assets at Dec 31, 2009	50,606	8,475	2,273	-	2,064	1,888	-

f) Expenses expected for 2010

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PBT	PAMA	TRCA
Cost of current service (including interest)	10	-	-	-	-	31	-
Interest on actuarial liabilities	2,784	570	92	29	151	552	415
Expected yield on assets	(4,893)	(779)	(221)	-	(198)	(169)	-
Participants’ expected contributions for next year	-	-	-	-	-	-	-
Total expenses (income) to be recognized, net	(2,099)	(209)	(129)	29	(47)	414	415

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	11.08% p.a.
Expected nominal yield rate on plan assets:	PBS-A: 9.44% p.a. PAMA: 9.42% p.a. Convênio de Administração: 9.88% p.a. PBT-TIM: 9.88% p.a. PAMEC: N/A PBS-TCS: 9.88% p.a. PBS-TNC: 9.88% p.a. ATÍPICO: N/A
Estimated nominal rate of salary increase:	6.28% p.a.
Estimated nominal rate of benefit increase:	4.20% p.a.
Biometric general mortality table:	AT83 segregated by gender
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	4.20%
Computation method	Projected Credit Unit Method

34.  Directors’ fees

The Company and its subsidiaries’ directors’ fees paid during the year ended 2009 were R$7,569 (R$ 10,063 in 2008 and R$8,862 in 2007).

35.  Insurance (Unaudited)

It is the Company’s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of December 31, 2009, they have insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover possible losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured
Operating risks	R$16,122,608
General Third Party Liability – RCG	R$40,000
General Third Party Liability – RCG	R$23,370
Cars (Executive and Operational Fleets)	100% Fipe. Table R$1,000 for civil liability (Material and Physical Damages) and R$ 100 for Material Damages.
Cars	100% Fipe. Table R$1,700 for civil liability (Material and Physical Damages), R$200 for Material Damages and APP.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

36.  Transactions with Grupo Telefónica

On April 28, 2007, Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.p.A. and Telefónica S.A. entered into an agreement to purchase the entire share capital of Olimpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the Company’s ultimate parent company. This acquisition was made through a company named Telco S.p.A. (“Telco”). With the authorization of the transaction in October 2007, Telco held 23.6% of the voting capital of Telecom Italia S.p.A.

Through its Act n° 68.276/2007 dated of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions which aim to guarantee independence of businesses and operations performed by the Telefónica and TIM group companies in Brazil. In order to implement ANATEL´s requirements, TIM Brasil, TIM Celular and TIM Nordeste submitted to ANATEL the necessary measures to ensure this independence in Brazil, so that Telefónica´s participation in Telco S.p.A. cannot generate or be considered to influence the financial, operational and strategic decisions made by TIM Group Brazilian companies. As a result of ANATEL’s requirements, TIM continues to operate in the Brazilian market with the same independence and autonomy as before the transaction.

As of December 31, 2009, the agreements between Group TIM operating companies controlled by TIM Participações and the operating companies of Telefónica Group in Brazil, refer solely to telecommunication services covering interconnection, roaming, site sharing and co-billing procedures, as well as contracts relating to CSP (provider operation code), in accordance with the current legislation. Receivables and payables related to these agreements amount to R$133,504 and R$99,145, as of December 31, 2009 and R$153,692 and R$122,951, as of December 31, 2008, respectively. Operating revenues and expenses recorded by the Company for the year ended December 31, 2009 after approval of the transaction amount to R$1,385,261 and R$915,125 and R$1,490,027 and R$924,937 for the year ended December 31, 2008, respectively.

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

The tables below represent the reconciliation between the Company’s consolidated net income and net equity under Brazilian GAAP and US GAAP:

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Reconciliation of the differences between Brazilian GAAP and US GAAP in income (loss):

	Reference to notes	2007	2008	2009

Net income under Brazilian GAAP		68,302	180,152	214,893
Consolidated adjustments for US GAAP:
(i) Effects of merger with TND:

Portion under common control:

Amortization of customer list and concession (acquisition by TIM Brasil in 1998)	37.I.a(i)	(9,727)	(9,727)	-

Portion acquired from third parties:

Additional amortization and depreciation expense from write-up to fair value	37.I.a(i)	(75,844)	(62,785)	(14,206)
Deferred tax on the effects of merger with TND	37.I.a(i)	29,094	24,655	4,830

(ii) Effects of acquisition of minority interests of TIM Celular and TIM Nordeste:

Additional amortization and depreciation expense from write-up to fair value	37.I.a(ii)	(62,401)	(56,996)	(21,507)
Deferred tax on the effects of acquisition of minority interests	37.I.a(ii)	21,216	19,379	7,312

(iii) Effects of acquisition of TIM Celular:

Common control acquisition of TIM Nordeste S.A.:
Additional amortization and depreciation expense from write-up to fair value (acquisition by TIM Brasil in 2000 and 2002)	37.I.a(iii)	(267)	(22)	-

(iv) Effects of merger with Holdco/Intelig:
Adjustments of December, 2009’s results	37.I.a(iv)	-	-	16,702

Other consolidated adjustments for US GAAP:
Capitalized interest	37.I.b	20,284	15,849	18,771
Amortization of capitalized interest	37.I.b	(23,578)	(22,929)	(24,946)
Pre-operating expenses	37.I.c	42,335	41,226	38,050
Provision for pension plan	37.I.d	729	(620)	1,240
Goodwill amortization	37.I.e	1,581	1,581	-
Handset discounts	37.I.g	52,360	2,775	-
Reversal of the amortization of capitalized interest and foreign exchange variation on concession financing	37.I.h	27,820	27,820	27,820
Deferred tax on the other consolidated adjustments, net of valuation allowance		139	(8,843)	12,205
Net income under US GAAP		92,043	151,515	281,164

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Reconciliation of the differences between Brazilian GAAP and US GAAP in shareholders’ equity:

	Reference to notes	2008	2009

Total shareholders’ equity, under Brazilian GAAP		7,790,456	8,322,715
Consolidated adjustments for US GAAP:
(i) Effects of merger with TND:
Portion under common control:
Effects of acquisition of TND by TIM Brasil in 1998	37.I.a(i)	118,981	118,981

Portion acquired from third parties:
Write-up to fair value from acquisition of minority interest	37.I.a(i)	336,268	336,268
Additional amortization and depreciation expense resulting from write-up to fair value	37.I.a(i)	(315,598)	(329,804)
Transaction costs	37.I.a(i)	8,557	8,557
Deferred tax on the effects of merger with TND	37.I.a(i)	(7,028)	(2,198)

(ii) Effects of acquisition of minority interests of TIM Celular and TIM Nordeste:

Write-up to fair value from acquisition of minority interest	37.I.a(ii)	249,006	249,006
Additional amortization and depreciation expense resulting from write-up to fair value	37.I.a(ii)	(218,199)	(239,706)
Deferred tax on the effects of acquisition of minority interests	37.I.a(ii)	(10,474)	(3,162)
Goodwill	37.I.a(ii)	13,294	13,294

(iii) Effects of acquisition of TIM Celular

Common control acquisition of TIM Nordeste:
Effects of acquisition of TIM Nordeste by TIM Brasil in 2000 and 2002	37.I.a(iii)	80,427	80,427
Additional amortization and depreciation expense resulting from write-up to fair value	37.I.a(iii)	(80,427)	(80,427)

(iv) Effects of merger with Holdco/Intelig:

Acquisition of 100% of outstanding shares and voting interest of Holdco/Intelig	37.I.a(iv)	-	239,706

Other consolidated adjustments for US GAAP:

Capitalized interest	37.I.b	199,571	218,342
Amortization of capitalized interest	37.I.b	(104,581)	(129,526)
Pre-operating expenses	37.I.c	(149,029)	(110,979)
Provision for pension plan	37.I.d	1,947	3,187
Goodwill amortization	37.I.e	11,265	11,265
Corporate reorganization – acquisition of minority interest	37.I.f	14,520	14,520
Reversal of capitalized interest and foreign exchange variation on concession financing	37.I.h	(350,326)	(350,326)
Reversal of amortization of capitalized interest and foreign exchange variation on concession financing	37.I.h	264,695	292,515
Effect of deferred taxes on the other consolidated adjustments, net of valuation allowance		23,260	35,464
Shareholders' equity under US GAAP		7,876,585	8,698,119

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
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
Years ended December 31, 2007, 2008 and 2009
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

The amount of goodwill not allocated was amortized up to December 31, 2001 in accordance with ASC 350 Intangibles – Goodwill and Other (ex-SFAS No. 142), considering a period of 11 years based on the remaining period of the concession. In 2000, TIM Brasil concluded a restructuring process in which an amount of R$204,781, related to the fiscal benefit of such goodwill, was pushed down to TND, which was recorded as deferred tax assets. The intangible assets related to customer list and concession have been amortized since 1998. Therefore, for US GAAP purposes and in connection with the merger, the remaining goodwill recorded by TIM Brasil related to TND was pushed down to the Company. As of December 31, 2008 and December 31, 2009, the effect of the push down was as follows:

	2008	2009
Total amount acquired in 1998	640,699	640,699
Fiscal benefit resulting from goodwill pushdown	(204,781)	(204,781)
Accumulated amortization of goodwill, amortized up to December 31, 2001	(185,006)	(185,006)
Accumulated amortization of customer list, fully amortized by December 31, 2002	(24,932)	(24,932)
Accumulated amortization of concession	(106,999)	(106,999)
	118,981	118,981
Deferred tax liability related to concession	-	-
Total effect of push down	118,981	118,981

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The adjustments to reflect the additional amortization expense under US GAAP from the write-up to fair value for the acquisition of TND by TIM Brasil in 1998 were R$9,727 in each year.

-	Customer list of R$24,932 with annual amortization expense of R$4,986 was fully amortized by December 31, 2002.

-	Concession of R$107,000 with annual amortization expense of R$9,727 was fully amortized by December 31, 2008.

-	Goodwill of R$508,767 was amortized up to December 31, 2001 and in accordance with ASC 350 (ex-FAS No. 142), beginning in 2002 this goodwill was not subject to amortization.

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The balances of the fair value increments and the related deferred income taxes at December 31, 2008 and December 31, 2009 were:

	2008
	Property, plant and equipment	Concession	Customer list	Total

Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(42,088)	(116,825)	(156,685)	(315,598)
	16,176	4,494	-	20,670

Deferred income taxes	5,500	1,528	-	7,028

	2009
	Property, plant and equipment	Concession	Customer list	Total

Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(51,800)	(121,319)	(156,685)	(329,804)
	6,464	-	-	6,464

Deferred income taxes	2,198	-	-	2,198

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$75,844 (R$50,057, net of tax), R$62,785 (R$41,439, net of tax), and R$14,206 (R$9,376, net of tax) for the year ended December 31, 2007, 2008 and 2009, respectively.

-	Property, plant and equipment of R$58,264 with annual depreciation expense of R$9,712 is being amortized over its average useful life of 6 years.

-	Customer list of R$156,685 with annual amortization expense of R$39,171, was totally amortized over its useful life of 4 years, finished in 2008.

-	Concession of R$121,319 with annual amortization expense of R$4,494 was totally amortized over its useful life of 4.5 years, finished in 2009.

The Company incurred transaction costs of R$11,220 associated with the merger. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting, R$8,557, in the acquisition cost.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

For US GAAP purposes, the value of the shares issued was determined based on the average market price of the Company's shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (April 27, 2005). The purchase price for the acquisition of R$624,156 was calculated as follows:

Fair market value of Company shares issued to minority shareholders (131,586,799 preferred shares x R$3.858 per share, and 28,724,249 common shares x R$3.788 per share)	616,389
Acquisition costs	7,767

Purchase price	624,156

The purchase price of the transaction was allocated as follows:

Fair value increments:
Property, plant and equipment	39,412
Concession	73,771
Customer list	135,823
Deferred tax liability	(84,662)
Adjustments to fair value	164,344
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	446,518
Goodwill	13,294
Purchase price	624,156

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The balances of the fair value increments and the related deferred income taxes at December 31, 2008 and 2009 were:

	2008
	Property, plant and equipment	Concession	Customer list	Total

Cost	39,412	73,771	135,823	249,006
Accumulated amortization/depreciation	(23,542)	(72,982)	(121,675)	(218,199)
	15,870	789	14,148	30,807

Deferred income taxes	5,396	268	4,810	10,474

	2009
	Property, plant and equipment	Concession	Customer list	Total

Cost	39,412	73,771	135,823	249,006
Accumulated amortization/depreciation	(30,112)	(73,771)	(135,823)	(239,706)
	9,300	-	-	9,300

Deferred income taxes	3,162	-	-	3,162

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$62,401 (R$41,185 net of tax), R$56,996 (R$37,617 net of tax), and R$21,507 (R$14,195 net of tax) for the year ended December 31, 2007, 2008 and 2009, respectively.

-	Property, plant and equipment of R$39,412 with annual depreciation expense of R$6,570 is being amortized over its average useful life of 6 years.

-	Customer list of R$135,823 with annual amortization expense of R$14,148, was fully amortized amortized over its useful life of 4 years, finished in 2009.

-	Concession of R$73,771 with annual amortization expense of R$789, was fully amortized over its useful life of 3.4 years, finished in 2009.

The Company incurred transaction costs of R$7,767 associated with the acquisition. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting in the acquisition cost.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)
(iii) Acquisition of TIM Celular

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

(iv) Effects of merger with Holdco/Intelig

On December 30, 2009 (“the acquisition date”), TIM Participações, acquired 100% of the outstanding shares and voting interest of Holdco Participações Ltda, which held 100% of the outstanding shares of Intelig Telecomunicações Ltda (Holdco Participações Ltda. and Intelig Telecomunicações Ltda. are collectively referred as “Intelig”).

The results of Intelig’s operations have not been included in the 2009 U.S. GAAP consolidated financial statements since the acquisition date was December 30, therefore only the balance sheet has been consolidated. Intelig is a provider of long distance and fixed line telecommunication services in Brazil. As a result of the acquisition, the Company will expand its long distance and fixed line services in Brazil. The Company expects to achieve significant synergies and cost reductions by eliminating redundant processes and facilities.

The acquisition-date fair value of the consideration transferred totaled R$739,729, which consisted of the following:

Common stock (43,356,672 shares)	310,000
Preferred stock (83,931,352 shares)	429,729
Total	739,729

The fair value of the 43,356,672 common shares and 83,931,352 preferred shares issued was determined based on the closing market price of the Company’s common and preferred shares on the acquisition date.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

At December 30, 2009:

Cash	1,682
Accounts receivable	163,071
Taxes Recoverable	23,919
Escrow deposits	33,452
Property, plant and equipment	742,754
Intangibles	130,842
Other assets	24,720
Total identifiable assets acquired	1,120,440

Current liabilities	(207,803)
Long term debt	(118,402)
Contingencies	(23,766)
Long term taxes payable	(5,157)
Other long term payable	(25,583)
Total liabilities assumed	(380,711)

Net identifiable assets acquired	739,729

Under Brazilian GAAP, the acquisition was recorded based on book value of the net assets, while for US GAAP the acquisition was recorded based on the fair value of the net assets acquired. The difference of net identifiable assets acquired based on book value and the estimated fair value of R$239,706 was basically related to property, plant and equipment.

Acquired contingencies relate mainly to tax and regulatory lawsuits in which Intelig is the defendant.

The fair value of accounts receivables acquired is R$163,071, with the gross contractual amount being R$541,209. The Company expects that R$378,138 to be uncollectible.

The Company recognized R$10,000 of acquisition related costs that were expensed in the current period. These costs are included in the income statement as general and administrative expenses. The Company also recognized R$100 in costs associated with issuing and registering the shares issued as consideration in the business combination.

Those costs were deducted from the recognized proceeds of issuance within stockholders’ equity.

According to Brazilian GAAP, due to specific corporate rules, the acquisition of Holdco (and consequently consolidation of Intelig) was made as of November 30, 2009. The amount of R$16,702 in the income reconciliation per Brazilian and US GAAP reconciliation table represents the reversal of the Intelig losses during December 2009, which was recognized by the Company in the Brazilian GAAP financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

We present below the consolidated pro forma financial data for the years ended December 31, 2008 and 2009, which are not audited, which were prepared based on the Company’s historical financial statements, considering the merger discussed in Note 2.b had occurred on January 1, 2008. The pro forma financial statements were prepared considering the balances of TIM Participações, its direct and indirect subsidiaries and Intelig, and eliminating intercompany balances where applicable.

The pro-forma financial information does not intend to represent what the effect on the Company’s consolidated operations would have been had the transaction in fact occurred at the beginning of each year, nor are they intended to predict the Company’s results of operations.

	Unaudited pro forma consolidated information

	2008	2009

Net revenues	13,668,184	13,641,500
Income from continued operating	732,709	450,080
Profit (loss) for the year	(141,806)	741,015

b.  Capitalization of interest and the respective amortization

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2007	2008	2009
Capitalized interest difference

US GAAP capitalized interest:	31,631	18,496	20,916
Less Brazilian GAAP capitalized interest:	(11,347)	(2,647)	(2,145)

US GAAP difference	20,284	15,849	18,771

Amortization of capitalized interest difference

Brazilian GAAP amortization of capitalized interest:	9,957	6,922	6,872
Less US GAAP amortization of capitalized interest:	(33,535)	(29,851)	(31,818)

US GAAP difference	(23,578)	(22,929)	(24,946)

c.  Pre-operating expenses

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

d.  Pensions and other post-retirement benefits

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
Years ended December 31, 2007, 2008 and 2009
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

For US GAAP purposes, since the sponsors decided to split-off the total assets and related actuarial obligations for the multi-employer plan prior to December 31, 1999 the Company recognized a contingent liability, which was probable and estimable, for the accrued pension cost as of such date. The funded status of those plans was recognized as of December 31, 1999, in shareholders’ equity and in net income for the year, as required by ASC 715 (ex-SFASs No. 87, 106, and 158) “Compensation – Retirement Benefits.” The provisions of ASC 715 concerning the calculation of the funded status were applied with effect from January 1, 1992, since it was impossible to apply them from the effective date specified in the standard.

At December 31, 2008 and 2009, the liability of R$1,946 and R$3,187, respectively, related to multiemployer plans (PAMA) recorded under Brazilian GAAP was reversed for US GAAP purposes.

e.  Goodwill amortization

The Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on TIM Sul (merged by TIM Celular). For Brazilian GAAP purposes such goodwill has been amortized up until 2008, according to its estimated useful life of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization for the years ended December 31, 2007 and 2008 is R$1,581 for each year. The goodwill was fully amortized in 2008.

For US GAAP purposes, as required by ASC 350 (ex-SFAS No. 142), the Company makes annual assessments of all goodwill amounts recorded, including the amount discussed above. Based on management’s assessment of the fair value of the Company’s recorded goodwill amounts, there was no impairment recorded for US GAAP purposes as of December 31, 2007, 2008 and 2009.

f.  Corporate reorganization – acquisition of minority interest

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

For US GAAP purposes, the portion of such corporate reorganization related to the acquisition of minority interest was recorded using the purchase method in accordance with ASC 805 (ex-SFAS No. 141) and was recorded based on the fair value.

For the year ended on December 31, 2002, the Company recorded an asset of R$14,520 and an increase in minority interest, on a consolidated level for US GAAP purposes. The effect on operating and net income was not significant.

g.  Handset discounts

From 2004 to July 2006, the Company had combined sales, offering a discount on future telecommunications services to clients that purchased handsets and entered into a service contract (postpaid plan). The price of the handset and the discount were reflected in the clients’ future invoices, in equal installments, based on the handsets’ original prices. For Brazilian GAAP purposes, the handset sales revenue were recognized at the gross amount when sold and the discounts are recognized on a monthly basis as a reduction in the service revenues. Under US GAAP, in accordance with ASC 605-25 Multiple Element Arrangements (formerly EITF 00-21, “Revenue Arrangements with Multiple Deliverables”), the Company divides this arrangement into separate units of accounting and recognizes the discount on the handset when sold.

h.  Capitalized interest and foreign exchange variation on concession financing

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

i.  Earnings (loss) per share

Under Brazilian GAAP, earnings (loss) per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

Under US GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period. Entities whose capital structures include securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in ASC 260 (ex-SFAS No. 128), “Earnings per Share”.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

ASC 260 addresses the allocation of losses under the two-class method. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, ASC 260 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the Company, and (2) an objectively determinable contractual obligation to share in losses of the Company. Because the Company’s preferred shareholders do not meet the latter requirement, in years of losses, such losses are entirely allocated to the Company’s common shareholders. Therefore, basic loss per common share is computed by increasing loss by preferred dividends and dividing by the weighted-average number of common shares outstanding during the period.

The following table sets forth the computation of basic and diluted loss per common and preferred shares:

	Years ended December 31,
	2007	2008	2009

Numerator:
Net income for the year under US GAAP	92,043	151,515	281,164
Preferred dividends	(211,987)	(171,144)	(204,149)
Earning (loss) attributable to common shareholders	(119,944)	(19,629)	77,015

Denominator:
Weighted-average outstanding shares (in thousand)
Common	793,766	798,228	799,647
Preferred	1,536,600	1,545,238	1,547,984

Earnings/(loss) per share (basic and diluted)
Common shares	(0.151)	(0.025)	0.096
Preferred shares	0.138	0.111	0.132

On May 30, 2007 the shareholders of the Company approved a 1,000 to 1 reverse stock split. The reverse stock split intended facilitate the trading of the Company’s shares, which are now being traded through individual shares instead of lots of 1,000 shares.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

j.  Incorporation of tax benefit of goodwill by subsidiaries

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

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian GAAP. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of net income for the period, similar to the accounting principles under the Brazilian GAAP. The net balance of the goodwill and the related provision reversal are considered as deferred tax asset for Brazilian GAAP and US GAAP purposes. The additional capital paid is transferred to capital upon the issuance of the shares. The tax benefit related to this goodwill is subject to the US GAAP income tax recoverability valuation allowance analysis. Based on the projected income and the concession period, in the first two years the  amortization was at 4% p.a., and the remaining  balance was fully amortized in 2008.

k.  Income taxes

Effective January 1, 2007, the Company and its subsidiaries adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (since July 1, 2009 were codified in ASC 740). The Interpretation prescribes a threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. For each tax position, the enterprise must determine whether it is more likely than not that the position will be sustained upon examination based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize within the financial statements. No benefits may be recognized for tax positions that do not meet the more likely than not threshold. The benefit to be recognized is the largest amount that is more likely than not to be realized upon ultimate settlement.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

As a result of implementing ASC 740 (former FASB Interpretation 48), the Company’s financial statements did not have a material impact and did not result in a cumulative adjustment to retained earnings from the adoption of this interpretation. The Company will continue to recognize interest and penalties in interest expense for unrecognized tax benefits.

A reconciliation of the beginning and ending amount of unrecognized income tax benefits is as follows:

	2008	2009

Balance at the beginning of the year	64,762	70,006
Additions based on tax positions	-	-
Interest and penalties	5,244	2,584
Settlements	-	(36,732)
Balance at the end of the year	70,006	35,858

The unrecognized tax benefits are related to several assessment notices against subsidiary TIM Nordeste. See note 19 for details on the assessments.

The Company and its subsidiaries file, separately, income tax returns in the Brazilian federal jurisdiction and are generally no longer subject to federal income tax examinations by tax authorities for years before 2002. As a large taxpayer, the Company and its subsidiaries are under continuous examination by the Brazilian federal tax authorities.

l.  Inventories owned by the subsidiaries and provided free of charge to corporate customers

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

Under US GAAP the subsidiaries have deferred the inventoriable cost of the handsets provided for customer under this revenue arrangement, as required by ASC 330 Inventory (formerly Accounting Research Bulletin No. 43 – Restatement and Revision of Accounting Research Bulletins as amended by FASB Statement No. 151 – Inventory Costs, an Amendment of ARB No. 43, Chapter 4). Therefore, the cost of handsets under this type of agreement are reclassified from property, plant and equipment to costs of inventory subject to a deferred revenue arrangement, non-current, and amortized over the period of 24 months. The subsidiaries expect to recover the cost through the non-cancellable service arrangement.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The amounts of inventoriable costs incurred by the Company and reclassified to non-current assets, net of amortization was R$316,847 and R$346,278 as of December 31, 2008 and 2009, respectively.

m.  Cash equivalents

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

II     Changes in shareholders’ equity under US GAAP

Balances as of December 31, 2007	7,886,571

Net income	151,515
Preferred dividends (note 21-d)	(171,144)
Lapsed dividends	9,643

Balances as of December 31, 2008	7,876,585

Net income	281,164
Preferred dividends (note 21-d)	(204,149)
Capital increase with Holdco incorporation	739,729
Lapsed dividends	4,790

Balances as of December 31, 2009	8,698,119

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

38.  Additional disclosures required by US GAAP

a.  Condensed Consolidated Balance Sheets and Statements of Operations – US GAAP

The following are the condensed consolidated balance sheets of the Company under US GAAP at December 31, 2008 and 2009:

ASSETS	2008	2009

Current assets
Cash and cash equivalents	1,531,543	2,413,032
Short-term investments	23,048	146,145
Accounts receivable, net	2,635,355	2,480,143
Inventories	548,514	406,434
Recoverable taxes	603,353	906,153
Deferred tax and social contribution	59,356	55,105
Prepaid expenses	155,825	238,270
Operations with derivatives	260,925	49,237
Other current assets	26,839	94,398
Total current assets	5,844,758	6,788,917

Noncurrent assets
Long-term investments	9,911	16,567
Accounts receivable, net	-	41,269
Recoverable taxes	226,975	221,738
Deferred tax and social contribution	131,463	231,879
Prepaid expenses	13,693	9,847
Judicial Deposits	143,924	227,521
Operations with derivatives	126,648	29,027
Other noncurrent assets	324,116	358,142
Property, plant and equipment, net	4,609,281	5,321,180
Intangibles, net	4,747,564	4,432,983
Goodwill	161,605	161,605

Total assets	16,339,938	17,840,675

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

LIABILITIES AND SHAREHOLDERS' EQUITY	2008	2009

Current liabilities
Accounts payable and accrued expenses	4,028,926	3,922,341
Loans and financing	1,482,705	1,417,363
Operations with derivatives	52,448	48,122
Deferred income tax and social contribution	14,703	14,582
Dividends and interest on shareholders' equity payable	193,365	224,652
Other current liabilities	134,086	142,719
Total current liabilities	5,906,233	5,769,779

Noncurrent liabilities
Loans and financing	2,066,514	2,742,595
Operations with derivatives	10,814	113,200
Provision for contingencies	253,370	208,167
Deferred income tax and social contribution	10,141	12,700
Asset retirement obligations	211,802	237,094
Other noncurrent liabilities	4,479	59,021

Shareholders' equity	7,876,585	8,698,119
Total liabilities and shareholders' equity	16,339,938	17,840,675

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The following are the condensed consolidated statements of operations of the Company under US GAAP for the years ended December 31, 2007, 2008 and 2009. As mentioned in note 3.c, in order to follow a preferable classification of penalties charged from customers due to fidelity contracts termination, the Company and its subsidiaries reclassified R$68,718 in 2008 and R$43,733 in 2007,  previously classified as other operating income, to gross operating revenue:

	2007 As adjusted	2008 As adjusted	2009

Net revenues	12,536,140	13,149,951	13,054,397

Costs of goods sold and services rendered	(6,752,292)	(7,084,445)	(6,739,375)
Gross profit	5,783,848	6,065,506	6,315,022

Operating income (expenses):
Selling, general and administrative	(4,900,346)	(5,203,793)	(5,464,141)
Other operating expenses	(413,856)	(450,517)	(352,474)
	(5,314,202)	(5,654,310)	(5,816,615)
Operating profit	469,646	411,196	498,407

Financial expenses, net	(261,216)	(359,126)	(236,074)

Income before taxes	208,430	52,070	262,333

Income tax benefit (expense)	(116,387)	99,445	18,831

Net income for the year	92,043	151,515	281,164

b.  Pension and other post-retirement benefits

As discussed in note 33, the Company, and practically all other companies belonging to the TELEBRÁS system, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by SISTEL.

In December 1999, the Company and the other companies participating in the plans identified in these consolidated financial statements as PBS-A-SISTEL and PAMA-SISTEL reached an agreement to remove the active employees from the pension plan and create a new plan for each one of the new holding companies, including the Company (plans as identified in note 33). The parties agreed to allocate the plan assets based on the reserves under the Brazilian GAAP. The allocation of the initial transition liabilities and non-amortized gains and losses was based on the projected benefit liability (PBO) of each individual employer divided by the total SISTEL PBO in December 31, 1999, under ASC 715 (ex-SFAS No. 87). Retirees of the new holding companies participating in the SISTEL-defined pension plan would remain as part of the SISTEL multi-employer

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

defined plan. The post-retirement health benefit plans would also remain as multi-employer defined plans; SISTEL, however, no longer subsidizes life insurance premiums for retirees.

The change in benefit obligation and plan assets, as well as the funding status on December 31, 2008 and 2009 for the pension plans for the active employees of TIM Celular and the annual pension cost of the active employees Company’s sponsored defined benefit plan pension in accordance with US GAAP, are summarized below:

	2008	2009

Projected benefit obligation at beginning of year	25,948	24,445
Service cost	25	(8)
Interest cost	2,693	2,770
Actuarial (gain) loss	160	27
Benefits paid	(1,902)	(2,017)
Projected benefit obligation at end of year	26,924	25,217

Change in plan assets
Fair value of plan assets at beginning of year	45,122	46,547
Actual return on plan assets	3,266	6,077
Contributions	60	-
Benefits paid	(1,902)	(2,017)
Fair value of plan assets at end of year	46,546	50,607

Funded status	22,102	24,401
Unrecognized net actuarial gains	(9,445)	(8,744)
Unrecognized net transition obligation, net	94	-
Net amount recognized	12,751	15,657

Amounts to be recognized in the statement of financial position consist of (*):

	2008	2009

Prepaid benefit cost	22,102	24,401
Accrued benefit cost	-	-
Intangible assets	-	-
Net amount recognized	22,102	24,401
(*) No asset was recognized by the sponsors because this amount is not refundable to the participants and because future sponsor contributions will not be reduced.

The accumulated benefit obligation for all defined benefit pension plans was R$24,418 and R$26,179 at December 31, 2008 and 2009, respectively.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The components of net periodic benefit cost for the TIM Celular plan for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Years ended December 31,
	2007	2008	2009

Service cost	49	25	10
Interest cost	2,358	2,693	2,770
Expected return on plan assets	(4,198)	(5,560)	(5,517)
Amortization of unrecognized gains	(340)	(268)	(245)
Amortization of transitional obligation	102	102	94
Expected participants’ contributions	(44)	(35)	(18)

Net periodic benefit cost	(2,073)	(3,043)	(2,906)

The actuarial assumptions for December 31, 2008 and 2009 used in the computation of the funding status of the PBS-A-SISTEL, PBS-TIM Celular and the PBS-TIM Nordeste were the following:

	2008	2009

Discount rates to determine the projected benefit liabilities	11.82%	11.08%
Rate of growth in compensation levels	6.59%	6.28%
Expected long-term rate of return for the plan assets	12.11%	9.88%
Inflation	4.50%	4.20%

The expected long-term rate of return for the plan assets was set up based on the pension portfolio’s past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of 15% to equities and 85% fixed income securities.

Plan Assets

TIM Celular and TIM Nordeste pension plans weighted-average asset allocations at December 31, 2008 and 2009, by asset category were as follows:

	2008	2009

Equity securities	4%	6%
Debt securities	96%	94%
Total	100%	100%

The SISTEL TIM Celular and SISTEL TIM Nordeste Benefit Plans Investment Policy’s are addressed in the Equity Application Master Plan (PDAP), which sets forth the policy for application and management of funds supporting the Plan, with a view to meeting the profitability and social security goals in accordance with the related actuarial liability.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

Cash Flows

The Company expects not to contribute to its pension plans in 2010. The expected future benefit payments in 2009 can be summarized as follows:

2009

2010	2,163
2011	2,243
2012	2,327
2013	2,412
2014	2,510
2015 to 2019	13,971

A summary of the funding status of the Sistel (PBS-A- SISTEL) pension plans on December 31, 2008 and 2009 for the multi-employer plan is presented below:

	2008	2009

Projected benefit obligation (PBO)	(8,312,412)	(8,415,960)
Fair value of the plan assets	13,656,383	13,315,713
Excess of assets over projected liabilities	5,343,971	4,889,753

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

A summary of the funding status of the health plan (PAMA) on December 31, 2007 and 2008 for the multi-employer plan is presented below:

	2008	2009

Accumulated postretirement benefit obligation (APBO)	(2,337,587)	(3,078,508)
Fair value of the plan assets	1,109,190	1,145,516
Excess of benefit obligation over assets	(1,228,397)	(1,932,992)

c.  New accounting standards

Recently Adopted Standards

In September 2009, the Accounting Standards Codification (“ASC”) became the source of authoritative U.S. GAAP recognized by the Financial Accounting Standards Board (“FASB”) for nongovernmental entities, except for certain FASB Statements not yet incorporated into ASC. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative U.S. GAAP for registrants. The authoritative guidance mentioned in these financial statements includes the applicable ASC reference.

In December 2007, FASB also issued new accounting guidance ASC 810 which clarifies that a non-controlling (minority) interest in an Operating Subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement is effective for fiscal years beginning after December 15, 2008 (calendar year 2009), with presentation and disclosure requirements applied retrospectively to comparative financial statements. The adoption of this guidance did not have an impact on the Company’s consolidated financial position, results of operations and cash flows.

ASC 820 “Fair Value Measurement and Disclosures” defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurement. SFAS No. 157 does not require any new fair value measurements. This statement is initially effective for financial statements issued for fiscal years beginning after November 15, 2007 (calendar year 2008), and is to be applied prospectively as of the beginning of the year in which it is initially applied. For all nonrecurring fair value measurements of nonfinancial assets and liabilities, the statement is effective for fiscal years beginning after November 15, 2008 (calendar year 2009). The adoption of this guidance did not have a significant impact on the Consolidated Financial Statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

ASC 715 “Compensation-retirement Benefits” provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other post-retirement plans. This guidance is intended to ensure that an employer meets the objectives of the disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan to provide users of financial statements with an understanding of the following: how investment allocation decisions are made; the major categories of plan assets; the inputs and valuation techniques used to measure the fair value of plan assets; the effect of fair value measurements using significant unobservable inputs on changes in plan assets; and significant concentrations of risk within plan assets. The Company has complied with the disclosure requirements.

ASC 350 “Intangibles-Goodwill and Other” amends the factors to be considered in developing renewal or extension assumptions used to determine the useful life of intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” Its intent is to improve the consistency between the useful life of an intangible asset and the period of expected cash flows used to measure its fair value. This FSP “FASB Staff Position” is effective prospectively for intangible assets acquired or renewed after January 1, 2009. The adoption of this guidance did not have a significant impact on the Consolidated Financial Statements.

ASC 815 “Derivatives and Hedging” seeks to improve financial reporting for derivative instruments and hedging activities by requiring enhanced disclosures regarding the impact on financial position, financial performance, and cash flows. To achieve this increased transparency, SFAS 161 requires (i) the disclosure of the fair value of derivative instruments and gains and losses in a tabular format; (ii) the disclosure of derivative features that are credit risk-related; and (iii) cross-referencing within footnote disclosures to enable financial statement users to locate important information about derivative instruments. The Company has complied with disclosure requirements.

ASC 805 “Business Combination,” as amended by FAS 141(R), establishes principles and requirements for how an acquiring entity in a business combination recognizes and measures the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This statement is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 (calendar year 2009), and was applied to the acquisition of Holdco/Intelig.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)
Recently Issued Standards

In June 2009, the FASB issued Statement 166 (codified in ASC 860)  that removes the concept of a qualifying special-purpose entity (“QSPE”) from former SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of former FASB Statement No. 125. The QSPE concept had initially been established to facilitate off-balance sheet treatment for certain securitizations. The new statement also removes the exception from applying the requirements of consolidation accounting for variable interest entities to QSPEs. This new standard has not been incorporated into ASC and is effective for fiscal years beginning after November 15, 2009. The Company does not believe that the adoption of this new standard will have a material impact on its financial statements.

In June 2009, the FASB issued Statement 166 (Codified in ASC 810) that amends former FIN 46(R) to among other things, require an entity to qualitatively rather than quantitatively assess the determination of the primary beneficiary of a variable interest entity (“VIE”). This determination should be based on whether the entity has 1) the power to direct matters that most significantly impact the activities of the VIE and 2) the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. Other key changes include: the requirement for an ongoing reconsideration of the primary beneficiary, the criteria for determining whether service provider or decision maker contracts are variable interests, the consideration of kick-out and removal rights in determining whether an entity is a VIE, the types of events that trigger the reassessment of whether an entity is a VIE and the expansion of the disclosures previously required about Transfers of Financial Assets and Interests in Variable Interest Entities. This new standard is effective for fiscal years beginning after November 15, 2009. The Company does not believe that the adoption of this new standard will have a material impact on its financial statements.

 In September 2009, the accounting standard regarding multiple deliverable arrangements was updated to require the use of the relative selling price method when allocating revenue in these types of arrangements. This method allows a vendor to use its best estimate of selling price if neither vendor specific objective evidence nor third-party evidence of selling price exists when evaluating multiple deliverable arrangements. This standard update is effective January 1, 2011 and may be adopted prospectively for revenue arrangements entered into or materially modified after  the date of adoption or retrospectively for all revenue arrangements for all periods presented. The Company is currently evaluating the impact that this standard update could have on its consolidated financial statements.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

d.  Segment information

Under US GAAP, ASC 280 (ex-SFAS No. 131), “Segment Reporting” sets forth the rules under which publicly traded companies are obliged to disclose financial and descriptive information on their business segments. Management is of the opinion that the Company and its subsidiaries operate in a single business segment as telecommunication services providers and, therefore, the disclosure of information requirements under US GAAP do not apply.

e.  Comprehensive income

Comprehensive income is not different from net income under US GAAP for 2007, 2008 and 2009.

f.  Termination benefits

The companies in Brazil are required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur. The contribution expense was R$27,098, R$28,429 and R$28,947 for the years ended December 31 2007, 2008 and 2009. Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% (being 40% paid to employee and 10% paid to federal government) of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company.

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

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”) and the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”) or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force will expire in November 2010.

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

h.  Income and social contribution taxes

Under US GAAP purposes, the deferred income and social contribution tax assets, with the corresponding valuation allowance, are comprised as follows:

	2008	2009

Tax loss carryforwards - income tax	1,649,882	1,719,136
Tax loss carryforwards – social contribution tax	593,924	619,081
Fair value increments from acquisitions of minority interests	(17,501)	(5,360)
Operation with derivatives – assets	(110,266)	28,240
Adjustment to fair value – 3G licenses	29,130	26,602
Pre-operating expenses	50,669	37,733
Interest and foreign exchange on concession financing	29,115	19,656
Allowance for doubtful accounts	123,115	231,931
Provision for contingencies	86,146	70,777
Pension plan	(661)	1,476
Accelerated depreciation of TDMA equipment	30,921	17,522
Provision for employees’ profit sharing	11,431	9,482
Capitalized interest	(32,297)	(30,197)
Property, plant and equipment	-	70,143
Other provisions	26,954	38,858
Valuation allowance	(2,304,587)	(2,595,378)
	165,975	259,702

Current assets	59,356	55,105
Current liabilities	(14,703)	(14,582)
Noncurrent assets	131,463	231,879
Noncurrent liabilities	(10,141)	(12,700)

Income and social contribution tax expenses under US GAAP are as follows:

	2007	2008	2009

Income and social contribution tax expense (note 30)	(166,837)	64,254	(5,516)
Deferred tax on the US GAAP adjustments, net of valuation allowance	50,450	35,191	24,347
Total income tax and social contribution tax expense	(116,387)	99,445	18,831

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

The effect of the income tax reduction resulting from the ADENE tax incentive, per both common and preferred shares, for 2007, 2008 and 2009, was as follows:

2007	2008	2009
0.000	0.014	0.038

The effective tax rate for the Company under US GAAP was 55.84, 190.98% and 7.18% for 2007, 2008 and 2009, respectively.

i.  Fair value measurements (ASC 820)

The Company adopted ASC 820 (old SFAS 157) on January 1, 2008, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

ASC 820 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

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

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

Level 3 - Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

In accordance with ASC 820, the Company measures its cash equivalents, foreign currency and interest rate derivative swap contracts at fair value. Cash equivalents and short-term investments is classified within Level 1, because it is valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs. Foreign currency, interest rate derivative swap contracts and loans and financing are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. The following table summarizes our financial assets and liabilities recorded at fair value as of December 31, 2008 and 2009, except for loans and financings, whose fair value differs from book value:

	December 31, 2009		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Description	Book value	Fair value total

Assets

Cash and cash equivalents	2,413,032	2,413,032	2,413,032	-	-
Short-term investments – composed by Bank Deposit Certificates (CDB)	146,145	146,145	146,145	-	-
Derivative contracts	78,264	78,264	-	78,264	-
Foreign currency derivative contracts	62,982	62,982	-	62,982	-
Interest rate derivative contracts (fixed interest x CDI)	9,283	9,283	-	9,283	-
Interest rate derivative contracts (TJLP x CDI)	5,999	5,999	-	5,999	-

Total assets	2,637,441	2,637,441	2,559,177	78,264	-

Liabilities

Loans and financings, with accrued interest	4,159,958	4,156,673	-	4,156,673	-
Derivative contracts	161,322	161,322	-	161,322	-
Foreign currency derivative contracts	156,555	156,555	-	156,555	-
Interest rate derivative contracts (fixed interest x CDI)	-	-	-	-	-
Interest rate derivative contracts (TJLP x CDI)	4,767	4,767	-	4,767	-

Total liabilities	4,321,280	4,317,995	-	4,317,995	-

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

	December 31, 2008		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Description	Book value	Fair value total

Assets

Cash and cash equivalents	1,531,543	1,531,543	1,531,543	-	-
Short-term investments – composed by Bank Deposit Certificates (CDB)	23,048	23,048	23,048	-	-
Derivative contracts	387,573	387,573	-	387,573	-
Foreign currency derivative contracts	373,480	373,480	-	373,480	-
Interest rate derivative contracts (fixed interest x CDI)	8,200	8,200	-	8,200	-
Interest rate derivative contracts (TJLP x CDI)	5,893	5,893	-	5,893	-

Total assets	1,942,164	1,942,164	1,554,591	387,573	-

Liabilities

Loans and financings, with accrued interest	3,549,219	3,495,308	-	3,495,308	-
Derivative contracts	63,262	63,262	-	63,262	-
Foreign currency derivative contracts	60,640	60,640	-	60,640	-
Interest rate derivative contracts (fixed interest x CDI)	10	10	-	10	-
Interest rate derivative contracts (TJLP x CDI)	2,612	2,612	-	2,612	-

Total liabilities	3,612,481	3,558,570	-	3,558,570	-

TIM PARTICIPAÇÕES S.A AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Years ended December 31, 2007, 2008 and 2009
 (In thousands of Reais, unless otherwise stated)

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

In order to minimize its exposure to the local variable interest rate (CDI), the Company invests its excess cash, amounting to R$ 2,559,177 (R$ 1,281,674 in 2008), substantially in cash and cash equivalents and short-term investments (Bank Deposit Certificates) based on the CDI rate variation. The book values of these instruments approximate market values, since they may be redeemed in the short term.

For the year ended on December 31, 2009, short-term investments generated income of R$70,210 (R$96,341 in 2008 and R$24,516 in 2007), which was recorded as financial income.

Also, until December 30, 2009, our interest rate derivative swap contracts (CDI x prefixed and TJLP) generated a gain of R$2,395, which have been included  in results of operations.

j.  Subsequent events (unaudited)

On April 27, 2010, the Shareholders’ Meeting of TIM Participações approved the renewal of the cooperation and support agreement with Telecom Italia S.p.A. and TIM Celular effective between January 3, 2010 and January 2, 2011 up to the approximate amount to R$ 20.700 (note 31).

*            *            *