Form 20-F/A
period 2009-12-31
TIM PARTICIPACOES SA
filed 2011-02-22
CIK 1066116

As filed with the Securities and Exchange Commission on February 22, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

EXPLANATORY NOTE

This Amendment No. 1 (“the Amendment)  to our annual report for the year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2010 (the “Original 20-F Filing”), is being filed for the purpose of amending our Original 20-F Filing to provide additional disclosure in relation to deferred tax assets valuation allowance, which has been included in Part I of the Amendment under Item 5, “Operating and Financial Review and Prospects–Critical Accounting Policies–Deferred Income Tax and Social Contribution,” and further, to correct our disclosure on Earnings (loss) per share, which has been included in the consolidated financial statements in the F-Pages of the Amendment, Note 37i “Reconciliation between Brazilian GAAP and US GAAP – Earnings (loss) per share.”

We are including in this Amendment currently-dated certifications by our Chief Financial Officer and our Chief Executive Officer, as applicable. Other than the foregoing items, no part of the Original 20-F Filing is being amended. Accordingly, this Amendment does not reflect events occurring after the filing of our Original 20-F Filing and does not modify or update the disclosure therein in any way other than as discussed above. As a result, this Amendment continues to speak as of June 30, 2010, except for the certifications referenced above, which speak as of the filing date of this Amendment.

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

The taxable income projections used in determining the recoverability of our deferred tax assets as of December 31, 2009 were derived from our 2010-2012 Industrial Plan. Our Industrial Plan forecasts our income for the next three fiscal years, with assumptions reflecting conditions we expect to exist and the course of actions we expect to take. Based on the three-year projections included in the Industrial Plan, we projected income out for a further seven years (i.e. to 2019). However, we did not extend the Industrial Plan projections beyond the basic three years for the valuation allowance of our deferred tax assets because we believe that the uncertainties described below made any extension of our projections beyond year three difficult to support at the more likely-than-not level, required for projections in this context. We limited our projections to three years in determining the amount of the valuation allowance for deferred tax assets at each of December 31, 2007, 2008 and 2009.

The principal uncertainties underlying our decision to limit the projections to three years at December 31, 2009 were:

•	TIM Celular had a history of losses.

•	at the end of 2009, Brazil was expecting a presidential election in 2010, generating uncertainties in relation to longer future projections and taxation.

•
at the end of 2009, the economy was still recovering from the worldwide financial crises, generating a strong level of uncertainties in longer term future projections. In addition, we believed there remained fundamental uncertainties regarding the Brazilian economy, including with respect to domestic inflation and commodities prices.

•
in 2009, compared to 2008, the subsidiary TIM Celular did not experience growth in revenues and had a modest growth in profitability. Further, as described before in this Form, the Company lost approximately five hundred thousand clients from its average post-paid customer during 2009 when compared to 2008, and had a deterioration in its brand awareness and customers satisfaction. As a result, substantial efforts were made to turn around the Company (including the subsidiary TIM Celular) starting in the second half of 2009, including: i) a substantial change in management (e.g CEO, COO, CTO); ii) re-launching of the strategy and positioning of TIM in the market; iii) new and innovative services and products (‘Infinity’, and  ‘Liberty’).

In addition to the above uncertainties, we also considered the inherent subjectivity of the positive evidence underlying our projections of future taxable income in the next three years, such as the expectation that new management and a new business plan at TIM Celular would lead to a turnaround at that business. In evaluating the negative and positive evidence in assessing the likelihood of predicable earnings after 2012, we believed that the negative evidence outweighed the positive evidence.  As a result, of all of the foregoing, we believed that the valuation allowance as at December 31, 2009 was necessary because our projections showed that the deferred tax assets were not recoverable to the extent of the allowance.

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

Employee Benefit Plans

Our employees at the time of the Breakup of Telebrás had the right to maintain their rights and benefits in the Telebrás Pension Plan, managed by Fundação Telebrás de Seguridade Social – Sistel(“Sistel”), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We make monthly contributions to the Telebrás Pension Plan in amounts equal to 13.5% of the salary of each employee covered by the defined benefit plans administered by Sistel. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of the Telebrás Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebrás Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebrás Pension Plan operated independently from us, and their assets and liabilities were fully segregated from the sponsor’s, and operate with independent management; however, we were contingently liable for all of the unfunded obligations of the plan. Employees hired after the Privatization did not become members of the Telebrás Pension Plan, and we did not contribute to any defined benefit pension fund on behalf of such employees. See note 33 to our consolidated financial statements.

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

Item 19. Exhibit Index

EXHIBIT INDEX

Exhibits marked with an asterisk symbol (*) are filed herewith:

1.1
By-laws of TIM Participações S.A., as amended (English translation),which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.1
Amendment to Contract for Forwarding of Resources Raised Overseas dated as of August 31, 2009, between Banco Santander Brasil S.A. as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.2
Addendum to bank Credit Bill dated as of August 31, 2005, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.3
Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Celular S.A. as borrower and TIM Participações S.A., as intervening party, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.4
Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Nordeste S.A. as borrower and TIM Participações S.A., as intervening party, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.5
Confirmation of Swap Operation, dated as of March 9, 2009, between ABN AMRO Real S.A, as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.6
Renewal of Financing Credit Line dated as of March 14, 2008, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.7
Loan Agreement, dated as of August 31, 2009, between Banco Santander S.A, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.8
Contract for Transfer of Funds, dated as of August 31, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.9
Contract for Transfer of Funds, dated as of September 9, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.10
Contract for Transfer of Funds, dated as of September 9, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.11
Confirmation of Swap Operation, dated as of June 29, 2009, between Unibanco S.A, as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.12
Confirmation of Swap Operation, dated as of June 29, 2009, between Unibanco S.A, as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.13
Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco do Brasil S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.14
Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.15
Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Itaú BBA S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.16
Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Itaú BBA S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.17
Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between HSBC Bank Brasil S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.18
Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Bradesco S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.19
Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Votorantim S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.20
Second Amendment to Bank Credit Bill, dated as of August 31, 2005, between Banco Societé Génerále Brasil S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

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

2.41
Second Amendment to the Cooperation and Support Agreement, dated as of April 22, 2009, between Telecom Itália s.p.a and TIM Celular S.A, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

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

4.47
Term of Authorization for Use of Radiofrequencies, dated as of November 30, 2005, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

4.48
Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

4.49
Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between ANATEL (the National Telecommunications Agency) and Intelig Telecomunicações Ltda, which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

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

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 4.t to our consolidated financial statements included in this annual report.

8.1	List of Subsidiaries, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 22, 2006.

11.1	Code of Ethics (English translation), which is incorporated by reference to TIM Celular S.A.’s annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on its behalf.

TIM PARTICIPAÇÕES S.A.

By:	/s/ Claudio Zezza
Name:	Claudio Zezza
Title:	Chief Financial Officer

Dated: February 22, 2011

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations, their cash flows and their value added for each of the three years in the period ended December 31, 2009 in conformity with accounting principles adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (See Notes 37 and 38 to the consolidated financial statements)(Amended).

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

Rio de Janeiro, Brazil, February 12, 2010, except for Notes 37 and 38, as to which the date is May 14, 2010, and 37(i), as to which the date is February 16, 2011.

ERNST & YOUNG TERCO
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

The services provided by the subsidiaries are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The exploration of the Personal Mobile Service (“PCS”) and the Commuted Fixed Telephone Service (“STFC”) is for an indefinite period.

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

The following table sets forth the computation of basic and diluted loss per common and preferred shares:

	Years ended December 31,
	2007	2008	2009

Numerator:
Net income for the year under US GAAP	92,043	151,515	281,164
Preferred dividends	(211,987)	(171,144)	(281,164)
Earning (loss) attributable to common shareholders	(119,944)	(19,629)	-

Denominator:
Weighted-average outstanding shares (in thousand)
Common	793,766	798,228	799,647
Preferred	1,536,600	1,545,238	1,547,984

Earnings/(loss) per share (basic and diluted)
Common shares	(0.151)	(0.025)	0.000
Preferred shares	0.138	0.111	0.182

The original financial statements filed with the SEC on June 30, 2010 have been amended due to a computational error in the allocation of net income between preferred and common shares. The earnings per share for preferred shares changed from R$0.132 to R$0.182, and the earnings per share for common share from R$0.096 to R$0.000.

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