Form 20-F
period 2010-12-31
TIM PARTICIPACOES SA
filed 2011-06-30
CIK 1066116

 As filed with the Securities and Exchange Commission on June 30, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No  ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes     ☐  No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐  Yes    ☒  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):
Large accelerated filer  ☒                                                              Accelerated filer  ☐                                                       Non-accelerated filer  ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐  U.S GAAP                    ☒  International Financial Reporting Standards as issued by the International Accounting Standards Board    ☐  Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17   ☐ Item 18 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
☐  Yes    ☒  No

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

Market Share Data

Market share information is calculated by us based on information provided by the Agência Nacional de Telecomunicações, or Anatel. Penetration data is calculated by us based on information provided by the Instituto Brasileiro de Geografia e Estatística, or IBGE.

Presentation of Financial Information

We maintain our books and records in Reais. We prepared our consolidated financial statements included in this annual report in accordance with the International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB (“IFRS”). They are the first financial statements prepared by TIM Participações S.A. presented in accordance with IFRS. The consolidated financial statements have been prepared under the historical cost convention and the derivative instruments are measured at fair value with the resulting effects reflected in the profit and loss accounts.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 to our consolidated financial statements.

The first financial statements of the Company prepared following IFRS issued by the IASB were those as of and for the year ended December 31, 2010 which were filed with the Comissão de Valores Mobiliários ( or “CVM”), the local securities regulator in Brazil and made publicly available. The selected financial information for the Company included in “Item 3A. Key Information—Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Operating and Financial Review and Prospects” appearing elsewhere in this Annual Report.

Until December 31, 2009, our consolidated financial statements were prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”). Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/07 and Law No.

11,941/09; the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade – “ CFC”); the accounting standards issued by the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis – “CPC”); and the rules and regulations issued by the CVM. After the adoption of CPCs No.15 to 43, Brazilian GAAP does not differ from IFRS, for preparation of consolidated financial statements. The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 2d to our consolidated financial statements.

On December 30, 2009, TIM Participações S.A. acquired Holdco Participações Ltda. (“Holdco”), which held 100% of the ownership of the telecommunications company Intelig Telecomunicações Ltda. (“Intelig”), from JVCO Participações Ltda. (“JVCO”) in exchange for a 5.14% participation on TIM Participações’ capital stock. We have included Intelig in our results of operations since November 30, 2009. Because Intelig is included in all 12 months of our 2010 results but only one month of 2009 the results from 2010 period are not fully comparable to those of the 2009 period. In order to facilitate analysis of the evolution of our business from 2009 to 2010 we have provided certain pro forma 2009 financial information in this annual report on Form 20-F that reflects the acquisition of Intelig as if it had occurred on January 1, 2009. This pro forma information has been prepared by combining the results of operations of each of Intelig and TIM Participações. Intelig and TIM Participações had no material intercompany transactions during 2009. Accordingly, no adjustments have been made to the combined Intelig and TIM Participações results in preparing the pro forma information.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S. $” are to United States Dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Banco Central do Brasil or Central Bank of Brazil (the “Central Bank”) at December 31, 2010 of R$1.666 to U.S. $1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3A. Key Information—Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

FORWARD LOOKING INFORMATION

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results. Forward looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors. We, and our representatives, may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	Brazilian wireless industry conditions, size and trends;

•	characteristics of competing networks’ products and services;

•	estimated demand forecasts;

•	growing our subscriber base and especially our postpaid subscribers;

•	development of additional sources of revenue;

•	strategy for marketing and operational expansion;

•	achieving and maintaining customer satisfaction;

•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and

•	capital expenditures forecasts, funding needs and financing resources.

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

•	our ability to expand our services and maintain the quality of the services we provide;

•	the customer churn rate we experience;

•	changes in official regulations and the Brazilian government’s telecommunications policy;

•	political economic and social events in Brazil;

•	increasing competition in the Brazilian telecommunications industry;

•	access to sources of financing and our level and cost of debt;

•	our ability to integrate acquisitions;

•	regulatory issues relating to acquisitions;

•	the adverse determination of disputes under litigation;

•	our ability to use and maintain our tradename;

•	inflation, interest rate and exchange rate risks; and

•	other factors identified or discussed under “Item 3D. Key Information—Risk Factors” and elsewhere in this annual report.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.    Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto. Our consolidated financial statements included herein for the year ended December 31, 2010 have been audited by Pricewaterhousecoopers Auditores Independentes. The report of Pricewaterhousecoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report. Considering the adoption of International Financial Reporting Standards in 2010, Ernst & Young Terco Auditores Independentes S/S have audited the January 1, 2009 balance sheet as of the IFRS transition date.

The first financial statements of the Company prepared under IFRS were those as of and for the year ended December 31, 2010, which contain comparative amounts related to year ended December 31, 2009, also prepared under IFRS. These financial statements were filed with the CVM, the securities and exchange commission in Brazil, and made publicly available. Until December 31, 2009, in previous Forms 20-F, our consolidated financial statements were prepared in accordance with Brazilian GAAP. In this section we present amounts recorded under IFRS, derived from our first IFRS financial statements.

The summary financial data prepared in accordance with IFRS and Brazilian GAAP (presented in previous Forms 20-F) is not comparable. The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2010 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2010 (as reported by the Central Bank of R$1.6662 to U.S. $1.00). See “Item 3.A Key Information – Selected Financial Data – Exchange Rates” for information regarding exchange rates for the Brazilian Real.

Selected Financial Data

Our consolidated financial statements are prepared in accordance with the IFRS.

Until December 31, 2009, our consolidated financial statements were prepared in accordance with Brazilian GAAP. Brazilian GAAP is based on the Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/07 and Law No. 11,941/09; the accounting standards issued by the CFC; the accounting standards issued by the CPC; and the rules and regulations issued by the CVM. After the adoption of CPCs No. 15 to 43, Brazilian GAAP does not differ from IFRS as regards the preparation of consolidated financial statements. The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Notes 2b, 2c and 2d to our consolidated financial statements.

The following tables present a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. — Operating and Financial Review and Prospects.”

(All amounts recorded under IFRS)

	December 31, 2010 U.S. $	December 31, 2010 R$	December 31, 2009 Pro-forma (1) R$	December 31, 2009 R$
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
IFRS
Net operating revenue	8,676,900	14,457,450	13,747,028	13,158,134
Cost of service provided and goods sold	(4,384,688)	(7,305,767)	(7,142,927)	(6,672,369)
Gross profit	4,292,212	7,151,683	6,604,101	6,485,765
Operating revenue (expenses):
Selling expenses	(2,697,520)	(4,494,608)	(4,501,908)	(4,436,751)
General and administrative expenses	(605,386)	(1,008,694)	(1,133,804)	(1,033,438)
Other revenue (expenses), net	(269,024)	(448,247)	(460,793)	(462,114)
Operating profit before financial income (expense)	720,282	1,200,134	507,596	553,462
Financial income (expenses)	(147,315)	(245,457)	260,601	(245,115)
Income before income tax and social tax contribution	572,967	954,677	768,197	308,347
Income tax and social contribution	754,434	1,257,038	33,026	33,026
Net income for the year	1,327,401	2,211,715	801,223	341,373

Net income per share	1.58	2.63	-	0.40

Number of shares outstanding:
Common shares (in millions)	843	843	-	843
Preferred shares (in millions)	1,632	1,632	-	1,632
Dividends per share	0.1204	0.2006	0.1251	0.1251

	2010 U.S.$	2010R$	2009R$	January 1st 2009
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Balance Sheet Data:
Property, plant, equipment and intangibles, net	6,241,490	10,399,571	10,584,484	9,741,375
Total assets	11,625,766	19,370,852	17,922,455	16,109,896
Loans, financing and debentures	1,941,346	3,234,670	4,159,958	3,234,670
Shareholders’ equity	6,182,216	10,300,809	8,577,360	10,300,809
Capital stock	4,890,827	8,149,096	8,149,096	8,149,096
Cash Flow Data:
Operating Activities:
Net cash provided by operations	1,735,958	2,892,453	2,909,064
Investing Activities
Net cash used in investing activities	(881,158)	(1,468,186)	(2,418,548)
Financing Activities:
Net cash provided (used) in financing activities	(876,881)	(1,461,059)	390,965
Increase (decrease) in cash and cash equivalents	(22,081)	(36,792)	881,481
Cash and cash equivalents at beginning of year	1,448,220	2,413,024	1,531,543
Cash and cash equivalents at end of year	1,426,139	2,376,232	2,413,024

(1)	The pro-forma information reflects the Intelig acquisition as if it had occurred on January 1st, 2009. See “Presentation of Financial Information”

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

In 2010, the Brazilian economy recovered from the global financial crisis of 2008. In the last few years, the Brazilian financial system demonstrated strength to face a global crisis through a robust domestic market and price stability. Hence, the country was able to create a new pattern of economic expansion, more consistent and sustainable. The Brazilian economy performed very well in 2010, with the GDP growing by 7.5%, reflecting primarily the fast growth of late 2009 and early 2010, reaching a value close to U.S. $ 2.024 trillion. However, the government and the market have already shown concerns about inflation spurred by strong economic activity.

The official inflation rate in Brazil (Índice de Preços ao Consumidor Amplo, or IPCA) ended 2010 at 5.91%, the highest rate since 2004. The figure was above the Central Bank’s target of 4.5%, but still within the range of 2% (up or down) considered acceptable by the government. However, to keep expectations at safe levels, the government initiated a process of monetary contraction by increasing the SELIC to 10.75% p.a., from 8.75% p.a in 2009.

The table below sets forth data regarding GDP growth, inflation, interest and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
GDP growth (1)	5.1%	(0.2%)	7.5%
Inflation (IGP-M) (2)	9.81%	(1.72%)	11.32%
Inflation (IPCA) (3)	5.91%	4.31%	5.91%
DI Rate (4)	13.49%	8.61%	10.64%
TJLP (5)	6.2%	6.0%	6.0%
Appreciation (devaluation) of the real against the U.S. dollar	(32.0%)	25.4%	4.3%
Exchange rate (closing)—R$ per U.S. $1.00	R$2.337	1.7412	1.6662
Average exchange rate—R$ per U.S. $1.00 (6)	R$1.837	1.9935	1.7614

(1)	The Brazilian GDP for 2008, 2009 and 2010 was calculated using the new procedures adopted by the IBGE.

(2)	Inflation (IGP-M) is the general market price index as measured by FGV, and represents data accumulated over the 12 months in each year ended December 31, 2008, 2009 and 2010.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2008, 2009 and 2010.

(4)	The DI rate is the average inter-bank deposit rate performed during the day in Brazil (accrued as of the last month of the period, annualized).

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate on the last day of each year.

Sources: Banco Nacional de Desenvolvimento Econômico – BNDES, Central Bank, Fundação Getulio Vargas – FGV, and IBGE.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. The real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Although the real appreciated by 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008, as a result of the international financial and economic crisis, the real depreciated against the U.S. dollar by 24.0%. In 2009, the real appreciated by 25.5% against the U.S. dollar. In 2010, the real appreciated by 4.3% against the U.S. dollar. On December 31, 2010, the period-end real/U.S. dollar exchange rate was R$1.6662 per U.S. $1.00.

In the past, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments ranged from a daily to a monthly basis, floating exchange rate systems, exchange controls and dual exchange rate markets. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar.

The following table shows the selling rate for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the annual average of the exchange rates during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Year End
2006	2.3711	2.0586	2.1771	2.1380
2007	2.1556	1.7325	1.9483	1.7713
2008	2.5004	1.5593	1.8375	2.3370
2009	2.4218	1.7024	1.9935	1.7412
2010	1.8811	1.6554	1.7593	1.6662

	Reais per U.S. Dollar
Month	High	Low
December 2010	1.7117	1.6662
January 2011	1.6912	1.6510
February 2011	1.6776	1.6612
March 2011	1.6757	1.6287
April 2011	1.6144	1.5621
May, 2011	1.6362	1.5801
June, 2011 (through June 28)	1.6030	1.5750
Source: Central Bank/Bloomberg

On June 28, 2011, the selling rate was R$1.5833 to US$1.00.  The real/dollar exchange rate fluctuates and, therefore, the selling rate at June 28, 2011 may not be indicative of future exchange rates.

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

On April 11, 2011, we set out our strategic priorities for the 2011-2013 period. Our strategy is aimed at improving revenues and selective growth, while maintaining financial discipline. To achieve this goal, we will focus on strengthening our position by leveraging mobile telephony to enable broadband growth and exploiting opportunities arising from fixed-line to mobile substitution. See “Item 4B. Information on the Company—Business Overview—Mobile Service Rates and Plans.”

Our ability to implement and achieve these strategic objectives may be influenced by certain factors, including factors outside of its control, such as:

•	regulatory decisions and changes in the regulatory environment in Brazil;

•	increasing numbers of new competitors in the Brazilian telecommunications market which could reduce our market share;

•	increasing and stronger market competition in its principal markets with a consequent decline in the prices of services;

•	Our ability to strengthen its competitive position in Brazil for mobile telecommunications;

•	Our ability to develop and introduce new technologies which are attractive to the market, to manage innovation, to supply value added services and to increase the use of its fixed and mobile service;

•	the success of “disruptive” new technologies which could cause significant reductions in revenues to fixed and mobile operators;

•
Our ability to implement operational efficiency; Our ability to refinance existing indebtedness when due under the current uncertain conditions in the capital and bank markets as credit markets worldwide have experienced a severe reduction in liquidity and term funding;

•	Our ability to attract and retain highly qualified employees; and

•	the effect of exchange rate fluctuations.

As a result of these uncertainties there can be no assurance that the objectives identified by management can effectively be attained in the manner and within the timeframes described.

We face increasing competition, which may adversely affect our results of operations.

The opening of the Brazilian market to competition for telecommunications services has adversely affected the industry’s historical margins. Due to new Personal Communication Services (“PCS”) providers that have commenced operations in recent years, we are facing increased competition throughout Brazil. We compete not only with providers of wireless services and trunking, but also with providers of fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these and other services and a trend of bundling PCS services with Internet and other services. As a result, the cost of maintaining our revenue share has increased and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our presence in the market. Claro and Vivo received authorization to provide PCS in the same regions as TIM, completing their national coverage. Also Oi received authorization to provide PCS service in the State of São Paulo.

We also expect to face increased competition from other wireless telecommunications services, such as digital trunking, because these services are generally less expensive than cellular telecommunications services. In addition, technological changes in the telecommunications field, such as the development of Third and Fourth Generations or “3G” and Voice over Internet Protocol or “VOIP,” are expected to introduce additional sources of competition.

The expansion of competition may increase the rate of customer turnover and could continue to adversely affect our market share and margins. Our ability to compete successfully will depend on the effectiveness of our marketing efforts and our ability to anticipate and respond to developments in the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Additionally, we may face competitors with greater access to financial resources and capital markets than ours. We cannot predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services to our customers. If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

There were two corporate reorganizations in the telecommunications industry in 2008 with Telemar’s acquisition of the preferred shares of Brasil Telecom S.A. and Brasil Telecom Participações S.A., through public offerings on July, 2008. Anatel and the CADE approved the transfer of control of Brasil Telecom to Oi and Telemar on January 8, 2009.

On December 27, 2010, Vivo and Telecomunicações de São Paulo S.A. – Telesp approved a proposal of corporate restructuring consisting of a merger of shares of Vivo in their entirety into Telesp, which aims to unify the shareholding positions of both companies. Vivo was controlled by Brasilcel, a joint venture between Portugal Telecom and Telefónica until September 27, 2010. In September 27, 2010, Telefónica acquired 50% of the shares of Brasilcel from Portugal Telecom SGPS, S.A. and became the only controlling shareholder of Brasilcel.

Anatel is expected to auction bandwidths in the 3.5 and 10.5 GHZ (WI-MAX) spectrum to provide broadband wireless and fixed telephony services. Anatel cancelled the auction scheduled to take place in 2006. New bidding terms has not yet been made public and according to information currently available from Anatel, the new auction will probably take place in the second half of 2011. While we intend to bid for these bandwidths, there is no assurance that our bids will be successful. Purchasers of these bandwidths may offer services that could compete with our services.

In December 2009, Anatel published a Public Consult to auction Band H, which was concluded on February 22, 2010. As a result, Anatel organized an auction for Band H, which took place on December 14, 2010. Anatel gave preferential status to new operators, such as Nextel and CTBC, in a move to increase competition nationwide. Existing operators such as Oi, Claro, Vivo and us formally protested the auction rules, but their complaints were ultimately rejected by the government regulator.

The operator Nextel bid R$1.2 billion (U.S. $707 million) and won 11 of the 13 lots involving new 3G frequencies for the 1,900 to 2,100 MHz range, which included coverage areas from populous states, such as São Paulo and Rio de Janeiro, to more remote states, such as Roraima and Alagoas.

This last acquisition by Nextel can lead to enhanced competition, as it will be a new entrant in the mobile market solely providing services on 3G frequencies.

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

Beginning in July 2004, interconnection charges became freely negotiable by cellular telecommunications service providers in Brazil, pursuant to rules issued by Anatel. As a result, the interconnection fees we were able to charge in the past have decreased, after adjustment for inflation. The interconnection fees we charge may continue to decrease and as a result our interconnection revenue may decrease below its current levels, which may have an adverse effect on our business, financial condition and results of operations.

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

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure that we will be able to successfully operate and upgrade our accounting, information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and operating results.

We may experience a decrease in customer growth and high rate of customer turnover which could increase our costs of operations and reduce our revenue.

Our rate of acquisition of new customers can be negatively affected by market penetration. Additionally, our high churn rates are primarily a result of our competitors’ aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil and our strict policy of terminating customers who do not continue to use our services or do not pay their bills on time. Churn reflects the number of customers who terminate their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. As indicated by our past rates of customer churn, we may experience a high rate of customer turnover which could increase our cost of operations and reduce our revenue. Several factors in addition to competitive pressures could influence our rate of acquisition of new customers and their rate of churn, including limited network coverage, lack of sufficient reliability of their services and economic conditions in Brazil.

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

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2010, we had approximately R$3.4 billion in consolidated outstanding indebtedness of which approximately 22% were denominated in foreign currency (USD), and of which all protected with financial instruments to offset exposure to foreign currency. If we are unable to meet these debt service obligations, or comply with the debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets. In addition, because of our net debt position in 2010 of R$984 million (loans plus accrued interest and derivatives (liabilities), less cash and cash equivalents, derivatives (assets) and short term investments), we may need additional funding to meet our obligations and to conduct our activities and in the event public or private financial is unavailable, our financial condition and results and, consequently, the market price for our shares may be adversely affected.

We face risks associated with litigation.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and significant costs to us. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

The Secretaria de Direito Econômico (Secretariat for Economic Law, or SDE) recommended on March 25, 2010 that the CADE sanction TIM, Claro and Vivo in connection with anti-competitive practices in charging high MTR (Mobile Termination Rate) that allegedly aims to produce high costs for competitors while the public prices are lower than the MTR. No material adverse effect on the Company is expected.

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

Telecom Italia owns the rights to the “TIM” tradename which is currently licensed to us. Telecom Italia may stop us from using the TIM trade name any time. The loss of the use of the “TIM” trade name could have a material adverse effect on our business and operating results.

The shareholding structure of our parent company, Telecom Italia S.p.A., has undergone relevant changes.

On April 28, 2007, Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A.., Sintonia S.p.A. and Telefónica S.A. entered into an agreement to acquire the entire share capital of Olimpia S.p.A.., a company which, at the time, held approximately 18% of the voting capital of Telecom Itália S.p.A.., our indirect parent company. This acquisition was made through Telco S.p.A.. (“Telco”). With the conclusion of the transaction and the subsequent merger of Olimpia S.p.A.. with and into Telco in December 2007, Telco became the holder of 23.6% and it holds 24.5% of the voting capital of Telecom Italia S.p.A.. the indirect parent company of TIM Participações.

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

On April 28, 2010, the CADE approved the aforementioned transaction, conditioned upon the execution of a Performance Commitment Agreement (Termo de Compromisso de Desempenho, or TCD), by Telefónica S.A., Assicurazioni Generali S.p.A. (AG), Intesa Sanpaolo S.p.A.., Sintonia S.A. e Mediobanca – Banca di Credito Finanziario S.p.A. and TIM Brasil Serviços e Participações S.A. (“TIM Brasil”).

The obligations set in the TCD corroborate the measures established by Anatel, implemented by TIM Brasil and its subsidiaries, and enhanced restrictions regarding the information exchange established by CADE, which currently has responsibility for inspecting and monitoring compliance with the TCD requirements.

The approval of the merger by CADE, in addition to the prior consent granted by Anatel, constitutes the relevant regulatory authorizations required by the Brazilian law.

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

In July 2006, Anatel issued regulations regarding the remuneration of the mobile operator’s network and brought to the mobile industry the concept of significant market power. Under such regulation, the VU-M value is freely negotiated between operators, but in case of no successful negotiation by 2010, as an arbitration procedure, the Agency will determine, based on a fully allocated cost model, a reference value for a network usage fee (VU-M) of companies that are deemed to hold significant market power. In order to determine the companies that have a significant market power in the mobile interconnection market, Anatel will consider: market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, dominance of infrastructure that is not economically viable to duplicate, existence of negotiation power to acquire equipments and services, existence of vertical integration, existence of barriers to entry, access to financing sources. For purposes of the mobile network remuneration rules until Anatel defines which groups have significant market power, all groups that include a SMP provider will be considered as having a significant market power in the offer of mobile interconnection in their respective services areas.

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

We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought since December 2004 by Anatel against TIM Celular and TIM Nordeste, we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations. In fact, there are some administrative proceedings regarding noncompliance with quality goals and regulatory obligations that resulted in fees applied by Anatel on TIM Celular and TIM Nordeste. For more information, see “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”. In addition, we cannot assure that we will be able to fully comply with each of the above referenced laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

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

Our radio frequency authorizations for the 2100 MHz band that we use to provide data services will expire in April 2023 and are renewable for one additional 15-year period, requiring payment in two-year intervals of the equivalent to 2% (two percent) of the prior year’s service revenue net of tax, including interconnection and excluding value added services (“VAS”) revenues, by way of investment under the Basic and Alternative Service Plans, which have the goal of broadening telecommunications penetration in Brazil.

Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

The telecommunications industry is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes. For example, the telecommunications industry has introduced 3G mobile telephone services. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes. We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

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

Our business exposes us to a variety of lawsuits brought by or on behalf of consumers that are inherent in the mobile telecommunications industry in Brazil. As of the date of this annual report, we are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid and postpaid plans which are commonplace in the Brazilian telecommunications industry.

In addition, federal and state tax authorities in Brazil have brought actions challenging the tax treatment of certain components of the service revenues earned by mobile telecommunications providers, such as the application of ICMS to activation fees and monthly subscription charges. As of December 31, 2010, we are subject to approximately 1,512 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$2.5 billion. See “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

As of 2006, Anatel uses IST index (Índice de Serviços de Telecomunicações) to adjust STFC Concessionaries’ rates, Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada” or “EILD”) and remuneration for the use of Personal Communication Service (“Serviço Móvel Pessoal” or “SMP”), which substitutes the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the Fundação Getulio Vargas – FGV, a private Brazilian foundation. Thus, the prices we may charge for our services may be indirectly impacted by this new index. Anatel begins to regulate the telecommunications industry based on a model that analyzes company costs based on a hypothetical company’s costs and other factors. If this new adjustment mechanism, or any other mechanism chosen by Anatel in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

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

Anatel’s new regulation on number portability could have an adverse effect on our results.

Anatel issued in March 2007 regulations regarding the implementation of number portability in Brazil for fixed telephony and mobile services providers (SMP). Portability is limited to migration between providers of the same telecommunications services. For SMP providers, portability can take place when customers change service providers within the same Registration Area (the areas into which we divide our coverage) as well as when customers change their service plan of the same service provider. We expect number portability to increase competition among services providers as customers can move freely among providers without losing their telephone numbers. We view this as an opportunity to increase our customer base due to the quality of our service. However, if we are unable to maintain our quality or attract and retain customers, number portability could have an adverse effect on our results of operations as clients can more easily transfer to other services.

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

Uncertainty regarding changes by the Brazilian government to the policies or standards that affect these or other factors could contribute to economic uncertainty in Brazil and increase the volatility of the Brazilian securities market and of securities issued abroad by Brazilian companies. Moreover, the winners of the presidential, congressional and state elections that took place in October 2010, including President Dilma Rousseff, took office in January 2011, and it is impossible to predict how the policies of such officials will affect the Brazilian economy. These uncertainties and other future events affecting the Brazilian economy could have an adverse effect on us.

Additionally, interruptions in the credit and other financial markets, and the deterioration of the Brazilian and/or global economic environment may, among other effects: (1) have a negative impact on demand, which may reduce sales, operating income and cash flow; (2) decrease consumption of our products; (3) restrict the availability of financing for our operations or investments, or for the refinancing of our debt in the future; (4) cause creditors to modify their credit risk policies and restrict our ability to negotiate any of the terms of our debt in the future; (5) cause the financial situation of our clients or suppliers to deteriorate or (6) diminish the value of our investments.

We are not be able, as of the date of this annual report, to quantify the effects of the application of the transitional tax regime resulting from the convergence of accounting principles adopted in Brazil and IFRS.

In December 2008, the transitional tax regime (Regime Tributário de Transição) was instituted in Brazil in order to update accounting principles adopted in Brazil and align them with IFRS, thereby reducing the fiscal impact of the convergence of the two regimes. The applicability of certain rules under the transitional tax regime has been unclear and in 2010, the transitional tax regime became mandatory, without further explanation by the Brazilian government as to whether amendments to the rules under the regime would be made. During the convergence process of Brazilian GAAP to IFRS, additional rules may be implemented or further interpretation may be provided by the Brazilian government. As a result, as of the date of this annual report, we are not able to quantify all of the effects of the application of the transitional tax regime.

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

In 2010, the Brazilian government increased the IOF (“Imposto sobre Operações Financeiras”) rate on foreign investments in fixed income securities from 2% to 4%. This change reinforces the government's decision taken in 2009, when these operations began to be taxed by the IOF. This tax increase is intended to decrease speculation on Brazilian markets and to reduce the volatility of appreciation of the real, reinforcing the efforts to discourage foreign investment by increasing transaction costs.

From 2011, the IOF was expanded to tax loans entered into by banks and companies outside of Brazil with a maturity of 90 days. The new rate of 6% will be applied on loans of up to one year period (320 days), the most usual for this type of operation. Before this change, only loans up to 90 days suffered the impact of the IOF, at a 5.38% rate. With this measure, the government intended to stem the flow of foreign capital entering Brazil through loans entered into outside of Brazil and contribute to decrease the value of the U.S. dollar in comparison to the Real. Also in 2011, there was an increase of the IOF rate related to exchange currency from 0% to 0.38%.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getulio Vargas – FGV, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, negative 1.72% in 2009 and 11.32% in 2010. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian price inflation rates were 9.3% in 2003, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001, 34.3% in 2002 and 32% in 2008. Notwithstanding the fact that the real has appreciated 11.5%, 8.7%, 17.2%, 25.4%, and 4.3% in 2006, 2007, 2008, 2009 and 2010, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

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

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%. From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003. The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it. Subsequently, the basic interest rate suffered further fluctuations, and, in December 2010, the basic interest rate was 10.75%.

On December 31, 2010, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES, or BNDES), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. On December 31, 2010, R$3,378 million, post-hedge, of our total consolidated indebtedness was subject to floating interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

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

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States. Share prices on Bolsa de Valores, Mercadorias e Futuros or BM&FBOVESPA, the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in the interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely impacting the price of our shares and ADSs.

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

Of our two classes of capital stock outstanding, only our common shares have full voting rights. Except in certain limited circumstances, our preferred shares will be entitled to vote only in the event that we fail to pay minimum dividends for a period of three consecutive years, and retain those voting rights until the minimum dividends are paid. Holders of our preferred shares generally will not be able to influence any corporate decision requiring a shareholder vote, including the declaration of dividends.

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

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economical instability and constant changes. The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. On December 31, 2010, BM&FBOVESPA’s market capitalization was approximately R$2.6 trillion (U.S. $1.546 trillion), and the average daily trading volume for the year ended December 31, 2010 was R$6.48 billion (U.S. $3.693 billion). The Brazilian capital market shows significant concentration. The top ten shares in terms of trading volume accounted for approximately 55.3% of all shares traded on the BM&FBOVESPA in the year ended December 31, 2010. These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

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

Gains realized by non-Brazilian holders on dispositions of preferred shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000, as amended (“Resolution CMN 2,689”) of the National Monetary Council, or Conselho Monetário Nacional (“CMN”), as described below in “Item 10E. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

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

Our headquarters are located at Avenida das Américas, 3434-7th floor, 22640-102 Rio de Janeiro, Brazil and our telephone number is +55 (21) 4109-3742 and our fax number is +55 (21) 4109-3314.

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

In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of TSU and TND, to private investors. Shares of TSU and TND previously owned by the Federal Government were sold to a consortium comprised of UGB Participações Ltda. (“UGB”) and Bitel, both companies organized according to the laws of the Federative Republic of Brazil. In March 1999, UGB sold its ownership interest in TSU and TND to Bitel, effective upon approval by Anatel and the CADE. In September 2003, TIM Brasil

merged into Bitel, and its corporate name was changed to TIM Brasil. TIM Brasil is wholly owned, indirectly, by Telecom Italia, a corporation organized under the laws of Italy.

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

In July 2003, TSU subsidiaries Telesc Celular and CTMR Celular merged into Telepar Celular, which had its name changed to TIM Sul. In January 2004, TND’s subsidiaries Telpa Celular, Telern Celular, Teleceará Telular, Telepisa Celular and Telasa Celular merged into Telpe Celular, which had its name changed to TIM Nordeste Telecomunicações.

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

At a meeting held by the Board of Directors on April 16, 2009, we approved the acquisition of Holdco Participações Ltda. (“Holdco”), which held 100% of the ownership of the telecommunications company Intelig Telecomunicações Ltda. (“Intelig”) from JVCO Participações Ltda. (“JVCO”) in exchange for a 5.14% participation on TIM Participações’ capital stock. In December 2009, we completed the merger with Holdco.

With the addition of 23.3 million new lines during 2009, Brazil has reached a mobile subscriber’s base of 173.9 million customers by December, 2009, a teledensity of 90.6% compared to 78.1% in December 2008. As of December, 2010, Brazil had sixteen states with a teledensity of above 100%. At least one more State, Sergipe, with teledensity of 99.46% in December, 2010, is expected to reach that milestone during 2011.

The Brazilian mobile market reached 202.9 million lines by the end of 2010, which represents a growth of 16.7% (compared to a 15.5% growth in 2009). Penetration rate in Brazil reached 104.7% in the December 2010, compared to 90.6% in 2009 and 78.1% in December 2008. As of December 2009, Rio Grande do Sul became the fifth Brazilian state after Rio de Janeiro, Sao Paulo, Mato Grosso do Sul, and The Federal District to reach a penetration rate of above 100%. At least one more State, Sergipe, with a penetration rate of 99.46% in December 2010, is expected to reach that milestone during 2011. The mobile market growth has been supported by: (i) stronger and stable economy with a solid expansion and better distribution of family’s income and consumption; (ii) the continuous stimulation of SIM-Card sales (mostly in the pre-paid segment), and (iii) on-net offering (offers on calls from TIM to TIM)

Our controlling shareholder, TIM Brasil, is a wholly-owned Brazilian subsidiary of Telecom Italia International N.V., which in turn is a wholly-owned Dutch subsidiary of Telecom Italia.

Telecom Italia is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A.. and its subsidiaries (the “Telecom Italia Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.

Telecom Italia is one of three mobile operators licensed to provide services using GSM 900 technology in Italy and one of three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

On December 31, 2010 the Telecom Italia Group had approximately 15.4 million physical accesses (consumer and business) in Italy, a decrease of 0.7 million compared to December 31, 2009. The wholesale customer portfolio in Italy reached approximately 6.8 million accesses for telephone services at December 31, 2010, an increase of approximately 0.6 million compared to December 31, 2009.

The broadband portfolio in Italy reached 9.1 million accesses at December 31, 2010 (consisting of approximately 7.2 million retail accesses and 1.9 million wholesale accesses), an increase of 0.3 million accesses compared to December 31, 2009.

In addition, the Telecom Italia Group had approximately 31.0 million mobile telephone lines at December 31, 2010 in Italy, an increase of 162 thousand mobile telephone lines compared to December 31, 2009, after several years of decline.

Acquisition of Olimpia S.p.A..

On April 28, 2007, Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A.., Sintonia S.p.A. and Telefónica S.A. entered into an agreement to acquire the entire share capital of Olimpia S.p.A.., a company which, at the time, held approximately 18% of the voting capital of Telecom Itália S.p.A.., our indirect parent company. This acquisition was made through Telco S.p.A.. (“Telco”). With the conclusion of the transaction, and the subsequent merger of Olimpia S.p.A.. with and into Telco (December 2007), Telco came to hold 23.6% of the voting capital of Telecom Italia S.p.A.., the indirect parent company of TIM Participações. Telco currently holds 24.5% of Telecom Italia S.p.A. voting capital.

Interests in Telco are held by the Generali group (28.1%), Intesa San Paolo S.p.A.. (10.6%), Mediobanca S.p.A.. (10.6%), Sintonia S.A. (8.4%) and Telefónica S.A. (42.3%).

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

Agreements between the TIM operators controlled by TIM Participações and Telefónica’s operators in Brazil, in force as of December 31, 2007, refer solely to services related to co-carrier relationships, covering such subjects as interconnection, roaming, site sharing, co-billing procedures, and CSP (carrier access codes) arrangements, and were entered into at arm’s length prices and terms, in accordance with applicable laws and regulations. See “Item 3D. Key Information—Risk Factors—Risks Relating to our Business—The shareholding structure of our parent company, Telecom Italia S.p.A., has undergone relevant changes.”

Anatel approved the acquisition of Olimpia by Telco, but imposed certain restrictions to guarantee the total segregation of the business and operations of the two groups, Telefónica and TIM, in Brazil (Act number 68.276/2007, published in the Brazilian Federal Gazette (DOU) on November 5, 2007). In compliance with the requirements of that Act, on November 22, 2007, TIM Brasil, TIM Celular submitted to Anatel the corporate instruments, including those received from Telco, required to implement the measures and procedures imposed by the Anatel Act and that assure the segregation of Telecom Italia’s activities in Brazil from any potential influence of Telefónica. Therefore, TIM continues to operate in the Brazilian market independently and autonomously just as before Telco’s acquisition of Olimpia.

Additionally, as required by the Anatel Act, on May 2, 2008, TIM Brasil, TIM Celular submitted to Anatel a list of additional measures aimed to assure continued total segregation between TIM’s Brazilian mobile operators and Vivo, a Brazilian mobile operator in which Telefónica holds a large equity stake. These measures must be approved by Anatel and, following such approval, will need to be implemented within an additional six-month period.

On July 31, 2008, Anatel approved the corporate instruments filed on November 22, 2007 after finding full compliance with the restrictions imposed by the applicable Anatel ruling.

On April 28, 2010, the board of the CADE unanimously approved the acquisition by Telco of an indirect participation in Telecom Italia in 2007, subject to the simultaneous signing of an agreement (Termo de Compromisso and Desempenho—TCD), by and between all the Telco shareholders—Mediobanca, Generali, Intesa Sanpaolo and Telefónica and CADE. TIM Brasil executed such agreement on behalf of the Telco shareholders, since the Telecom Italia Group is not formally a party of the antitrust proceedings.

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

Capital Expenditures

Our capital expenditure priorities in 2010 were related primarily to the expansion of the capacity and quality of our global system for mobile communications technology, or 3G or GSM network, as well as the development of information technology systems. Capital expenditures, including accounts payable, during 2009 and 2010 were R$2,671.0 million and R$2,835.7 million respectively.

The following table shows our capital expenditures in each individual category for each of the years presented:

	Year ended December 31,
Expenditures Categories	2010	2009
Network	1,535.2	989.0
Information technology	796.2	782.7
Handsets provided to corporate customers (comodato)	186.7	380.6
Handsets provided to consumers (subsidies)	290.3	483.4
Other	27.3	35.3
Total capital expenditures	2,835.7	2,671.0

In 2010, the Board of Directors approved our budget for capital expenditures from 2011 to 2013 in the total amount of approximately R$8.5 billion. Most of the capital expenditures we budgeted for 2011 to 2013 relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure. The method of financing for these capital expenditures will be external bank loans.

Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in the period from 2011 to 2013.

B.    Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. As of December 31, 2010, there were approximately 202.9 million mobile lines, representing approximately 104.7% of the population, compared to approximately 174 million mobile lines, representing approximately 91% of the population in 2009 and approximately 151 million mobile lines, representing 78% of the population in 2008.

Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, its focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers. According to Anatel, at the end of 2008, 2009 and 2010, in Brazil approximately 81.5%, 82.6% and 82.3%, respectively, of mobile lines were prepaid and 18.5%, 17.4% and 17.7%, respectively, were postpaid notwithstanding a 29.0 million increase in the number of subscribers during 2010. The average monthly revenue per mobile customer in Brazil was approximately R$26.9 for the year ended in December 31, 2008, R$26.6 for the year ended December 31, 2009 and R$23.6 for the year ended December 31, 2010.

Our Business

We use GSM to provide mobile telecommunications services throughout Brazil. We discontinued the offer of time-division multiple access technology, or TDMA, in 2011. Since the introduction of GSM technology in the fourth quarter of 2002, the percentage of our customers using GSM technology has rapidly increased, reaching approximately 100% as of December 31, 2010. We offer value-added services, including short message services or text messaging, multimedia messaging services, push-mail, Blackberry service (the first provider in Brazil to do so), video call, turbo mail, wireless application protocol or WAP downloads, web browsing, business data solutions, songs, games, TV access, voice mail, conference calling, chats and other content and services. We provide interconnection services to fixed line and mobile service providers as well.

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

Since 2000, Intelig invested R$2.8 billion in the development of a 100% digital nationwide network. Intelig owns a 16,000-kilometer optic fiber network from north to south Brazil, supported by telephone exchange facilities, satellite stations, connections to international networks, and capacity acquired in major submarine cable networks. Intelig has two national operations centers, located in the states of Rio de Janeiro and São Paulo.

Regional Overview

Operations under TIM’s trademark

We cover an area containing over 173 million of Brazil’s 194 million inhabitants. Our mobile operating subsidiaries have approximately 51 million customers located in each of the Brazilian states and in the Federal District. On December 31, 2010, our combined penetration reached approximately 104.6% and our combined market share totaled approximately 25.1%. The map below shows an overview of the Brazilian mobile telecommunications market based on the wireless areas established by Anatel.

Data as of December 31, 2010 according to Anatel (except GDP per capita data which is based on data published by the Instituto Brasileiro de Geografia Estatística, or IBGE, as of December 2007).

Through our subsidiaries, we provide mobile telecommunications services using digital technologies to the ten wireless areas of Brazil shown in the above map, as set forth below.
Operating Subsidiary	Customers (As of December 31) (in thousands)	Areas Covered	Technology
TIM Celular		Areas 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 shown above.	GSM, 3G and TDMA
2010 2009	51,028 41,102
States of Alagoas, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Piauí, Bahia, Minas Gerais, Sergipe, Acre, Amapá, Amazonas, Espírito Santo, Goiás, Maranhão, Mato Grosso, Mato Grosso do Sul, Pará, Rondônia, Roraima, Tocantins, Federal District, Rio de Janeiro, São Paulo, Paraná, Santa Catarina and Rio Grande do Sul.

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated. Except as otherwise indicated, the amounts presented in the following table are our estimates.

	On December 31,
	2010	2009	2008
	(in millions, except percentages)
Brazilian population (1)	194.0	191.5	191
Total penetration(2)(3)	104.7	91%	78%
Brazilian subscribers	202.9	174.0	150.7
National percentage subscriber growth	16.7%	15.5%	24.5%
Population we cover(1)	173	169	165
Percentage of urban population we cover(4)	94%	94%	93%
Total number of our subscribers	51.0	41.1	36.4
Our percentage growth in subscribers	24.1%	12.9%	16.5%
Our percentage of postpaid customers	17.7%	17.4%	18.5%
Our ARPU(5)	R$23.7	R$26,6	R$26.9

(1)	According to latest information from IBGE (2009). The large change of population as of December 31, 2008 represents an adjustment made by IBGE.

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(3)	Based on information published by Anatel and IBGE.

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(5)	Average monthly revenue earned per TIM subscriber.

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

For mobile clients, we also offer several prepaid plans, none of which include monthly charges. Prepaid customers can purchase a prepaid credits plan that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification. In 2010 we expanded our prepaid recharge stations by 9.0%. There are already over 398,392 recharge stations nationwide, offering two recharge options: physical (cards) and electronic (online and PIN System). We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge. Customers with debit cards that use Banco 24Horas (ATMs), as well as customers using Visa, MasterCard or Diners credit cards are already able to recharge their prepaid phones straight from their mobile handsets.

Despite the highly competitive environment, TIM has maintained its focus on the mobile market’s value segment, developing communication solutions that encourage clients to use our data and voice services more often. “TIM Web” and “TIM Mais Completo” were an example of the evolution in our marketing activities. “TIM Web” is a postpaid plan for internet access from laptops or desktops without the need of a provider, while “TIM Mais Completo” combines mobile and residential telephony with internet access. The two products are part of TIM’s strategy of offering increasingly convergent services and thus, in addition to competitive prices, mobility and internet portability, without the need for an access provider.

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

Each customer segment has options specially tailored for pre-paid, post-paid, and fixed clients. New 3G technology has allowed us to broaden convergence of its services, offering a new portfolio of options to meet a greater number of market needs, such as 3G mobile broadband, launch of iPhone, and TIM TV (ability to watch a selection of TV channels through handsets).

The year 2010 was of consolidation and evolution of our offering portfolio, which was completely renewed in 2009.

Main Plans:

•	Infinity (pre or post-paid): in the pre-paid plan, the customer is only charged for the first minute of each call to any TIM number, and will pay a fixed rate ;

•	TIM Liberty Plan: for a monthly flat fee, the customer has unlimited talk time with any TIM number, with no restriction on the number or duration of calls;

•	‘Da Vinci’ Plan: includes unlimited voice and data, exclusive services and access to handset portfolio.

In the prepaid segment, TIM started the year by encouraging the ‘Infinity Pré’ plan, which consists of a promotional fixed R$0,25-rate for other TIM users and a fixed R$0,50-rate to landlines (assuming the use of our long distance code), which drove the use and growth of the customer base.

Focusing on Mother’s Day (an important date for the sector) and taking advantage of the World Cup period, we launched an offer that associated the Brazilian Team theme with an aggressive business strategy. In the second quarter TIM launched a set of offers for both pre- and post-paid segments, called “TIM Turbo”. This set of packages aims to power up the plans with even more interesting benefits on three fronts: internet, messaging and voice. In the case of pre-paid voice, the user has access by paying an initial fee to two unlimited call packages are offered to “favorite” numbers for a certain period of time.

On another commemorative date, Father’s Day, TIM kept its offers launched up to that date, and reinforced its communications to promote the Infinity Pré 25 cents offer for local and long distance.

For the fourth quarter, ‘Infinity Mais’ offer was launched in the segment, which expanded the benefit of charging per call, for termination in fixed lines, charging 50 cents per call. This offer, along with ‘Infinity Web’, was the major attractions for the Christmas campaign, enabling an expressive result of net additions in the fourth quarter.

Also in 2010, the ‘Infinity Web’ promotion consisted of a month of free internet use in ‘Infinity Pré’ plan and after this period, 50 cents a day were charged for unlimited internet access use over the cell phone. This offer, which will be detailed further below, served as a catalyst so that ‘Infinity Pré’ plan would gain even more differentiation in face of the competitors.

For the postpaid segment, 2010 started by launching the ‘Infinity Zero’ plan, an innovative plan with no monthly subscription – the customer only pays for monthly utilization and can also rely on Infinity plan benefits (charge per call, for local and LD calls using code CSP41). Also in the post-paid segment, TIM also launched in the first quarter “Liberty+100” plan, with a very competitive subscription in the SIM-only offer (without cell phone subsidy). This plan includes the same benefits of the Liberty plan, but it also includes 100 minutes for calls outside TIM network and also includes unlimited calls for Radio users.

In the second quarter, ‘TIM Turbo’ was also launched for post plans and the available packages for voice were: ‘Predileto Local and ‘Predileto DDD’, which offered unlimited calls to fixed or mobile TIM numbers through a monthly subscription. Additionally, other package options were launched for calls outside TIM network under the “Liberty” plan.

For the third quarter, TIM kept its postpaid offers launched early in the year, and created new services, such as ‘Infinity Family’, which offers free and unlimited calls between family TIM numbers, including calls to ‘TIM Fixo’. Thus, it is possible to take advantage of all “Infinity” plans’ benefits (each family member chooses his) and also speak free of charge to each other. Still in post-paid, ‘TIM Turbo’ was increased with new packages for Liberty customers, these packages are focused on expanding the community with whom you can speak in unlimited manner, therefore against a reduced monthly payment Liberty user may speak unlimitedly with radios.

In the end of 2010, we offered the ‘Combos Liberty’ that brought the Liberty plan benefits along with the Liberty Web promotion, which gave 6 months of unlimited free internet access when the customer bought a new handset (without subsidy).

During 2010, TIM maintained the TIM SIM-only strategy, where customers may choose discounts in service instead of subsidy on the handset. Therefore, it is possible to reduce even more the dependence of this offer model, and strongly signal to the market that it is possible to offer differentiated services at competitive prices and make handsets available without necessarily giving them free to customers.

The consolidation and evolution of offers have allowed TIM to present an improvement in operational indicators. Our sales reached a record level of 28,638 million lines in 2010, the new offers had great acceptance in the market and it was possible to keep accelerating fixed to mobile substitution, substantially increasing usage

(MOU – Minutes of Use – closed the year at 129 minutes). We will seek the same path in 2011, through innovating launchings and pushing customers’ usage, always maintaining the quality of service.

Sources of Revenue

Our total gross revenue by category of activity for each of the last two years is set forth below.

	Year ended December 31,
Category of Activity	2010	2009	2009 (1) pro-forma
Gross mobile telephone services	18,761.4	16,357.0	16,989.2
Gross sales of handsets and accessories	1,557.9	1,717.7	1,717.7
Total	20,319.3	18,074.7	19,013.4

(1)	The 2009 Pro-forma information reflects the Intelig acquisition as if it had occurred on January 1st, 2009. See “Presentation of Financial Information”.

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

•
value-added services, including charges for short message services or text messaging, multimedia messaging services, push-mail, Blackberry service, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content and services.

We also earn revenues from sales of mobile handsets and accessories.

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans which vary based on the usage limits under the plan.

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

Roaming Fees

We receive revenue pursuant to roaming agreements we have entered into with other mobile telecommunications service providers. When a call is made from within our coverage area by a client of another mobile service provider, that service provider is charged a roaming fee for the service used, be it voice, text messaging or data, at our applicable rates. Similarly, when one of our clients makes a mobile call when that customer is outside of our coverage area using the network of another service provider, we must pay the charges associated with that call to the mobile service provider in whose coverage area the call originates at the applicable rate of such mobile service provider.

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

In October, 2010 Anatel published a resolution with a reduction of fixed to mobile rates which derives from a reduction on the respective wholesale interconnection levels on termination. In the relevant public consultation Anatel proposed a real reduction of the F-M rates of -10% in 2011 and -10% in 2012 based on nominal declines. Until now there is no definition by Anatel about this resolution.

For the future, Anatel intends to establish the reference tariffs for Significant Market Power operators based on fully allocated historic costs. The implementation of a cost model should be completed in 2013, and probably will imply a reduction of the mobile termination rate.

Long Distance

Telecommunications customers in Brazil are able to select long distance carriers on a per-call basis under the Carrier Selection, or the CSP program, introduced in July 2003, by punching in a two digit code prior to dialing long distance. This regulation also increased the size of home registration areas, calls within which are local calls and, as a result, reduced the number of home registration areas.

For mobile customers, we offer long distance services throughout Brazil through our wholly-owned subsidiary TIM Celular. This service allows our mobile customers the option of continuing to use our service for long distance calls, which we believe strengthens our respective relationship and loyalty, and enhances the perception of our brand as a comprehensive mobile telecommunications service. Mobile customers of other service providers can also choose to use our long distance service.

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

Intelig customers enjoy a 100% digital network covering international and domestic markets through long distance telecom services using the 23 operator’s code. Intelig customers enjoy a 100% digital network covering international and domestic markets through long distance telecom services using the 23 operator’s code. During 2010, we continued with the integration process with Intelig, which operated as a fixed, long-distance and data transmission provider in Brazil. As a result, we expanded our network infrastructure, which resulted in faster development of 3G networks, optimized costs of leased lines and improved our competitive positioning in the telephony market.

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

Value-added services represented 12.0% of our gross service revenues in 2009 and 2010, 9.7% in 2008 and 7.9% in 2007. Accordingly, the 2010 consolidated income statement includes a full year results of operation of Intelig (whole subsidiary of Holdco, which become a wholly-owned subsidiary of TIM Participações as a result of Holdco merger into TIM Participações in December 2009). However, we continued to experience a significant growth in usage of these services in 2010, as illustrated by revenue growth from value-added services of 18.2% compared to 2009. We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

Short Message Services (SMS) or Text Messaging: Since December 2001, through agreements with other providers, we have offered two-way short (or text) message services, allowing our subscribers to send and receive short messages to and from users of networks of other carriers. Notwithstanding the expectation that other value-added services will begin to generate more revenue, we expect the proportionate contribution of SMS to remain at similar levels, since we believe SMS usage can continue to increase based on the lower usage rates in Brazil compared to Europe and the United States.

Multimedia Messaging Service (MMS): As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account.

Downloads: We offer personalized ring tones, true tones, screen savers, business data solutions, games and video clips for downloading.

Web browsing: Wireless application protocol, or WAP is a global standard designed to make Internet services available to mobile telephone users. WAP allows a micro “browser” in a mobile phone to link into a gateway service in our network enabling users to browse through different pages of information on the Internet. We currently offer e-mail, data and information services and electronic commerce transactions, to our prepaid and postpaid users.

Data transmission: We also offer general packet radio services (GPRS) to our postpaid and prepaid subscribers through our GSM network. GPRS is a non-voice value-added service that allows information to be sent and received across a mobile network. GPRS radio resources are used only when users are actually sending or receiving data. Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users. As a result, large numbers of GPRS users can share the same bandwidth and be served from a single cell. The number of users supported depends on the application being used and how much data is being transferred. Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours. GPRS therefore allows us to maximize the use of our network resources. Our network allows customers with enabled devices to use EDGE technology, which is an evolution of GPRS allowing higher data transmission and a better using experience. During 2008 we launched 3G services, which is a brand new technology that enhances the portfolio of value-added services (such as TV channels and speed of downloads). We believe that 3G is an important milestone in our path towards achieving market leadership. In 2010, 27% of the Total VAS come from TIM connect fast, WAP fast (GPRS/EDGE).

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

As of December 31, 2010, our services were marketed through the largest distribution network in Brazil with over 8,989 points of sale (8,957 in 2009), of which approximately 70 were our own stores. In addition, we had over 398,392 recharging points for prepaid service. We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively. Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees. We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered. Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 94% of the urban Brazilian population based to Anatel’s coverage criteria. During 2010, we started to switch off of TDMA technology, migrating customers to the GSM system, and promoting greater efficiency in terms of power consumption. The remaining TDMA sites are expected to be turned off by December, 2012. During 2008 we implemented 3G services within our network, which enable users to experience a higher level of connectivity through broadband internet access As of December 31, 2010, we had 2,142 sites ready to operate under 3G. At the end of 2010, there were 4,676 activated nodes B, all of them enabled to offer HSPA services (High Speed Packet Access). With our acquisition of TIM Celular, we hold authorizations from Anatel to provide our mobile services in each of the ten wireless areas of Brazil over various frequency spectrums. In December, 2010 we acquired additional bandwidth in 1,800MHz band, in order to improve capacity and quality to the subscribers in the total amount of R$81.8 million, and we are still monitoring the status of the possible auctions for new bandwidth authorizations by Anatel (2.6MHz band for UBB applications). We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is at the core of our business.

Our wireless network principally includes transport and computer equipment, as well as exchange, and transmission equipment, consisting primarily of switches, 10,735 radio base stations in our GSM network and 4,676 3G sites in December, 2010. The network is connected primarily by IP radio links and fiber-optic transmission systems from recently acquired Intelig network. The remaining sites are connected by leased lines. Nokia Siemens Networks, Ericsson and Huawei are our main suppliers for GSM and 3G equipments.

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

Upon completion of the acquisition of Intelig on December 30, 2009, we acquired approximately 16,200 kilometers in fiber optic cable networks, spanning the length of Brazil, with capacity of over 160 Gbps. Intelig’s IP network uses Cisco and Juniper equipment, and its state-of-the-art backbone with DWDM equipments with 80x40 Gbps capacity and MPLS (multiprotocol label switch) technology, granting superior security to information traffic. The switching exchanges and the Intelligent Network platform enable the company to offer flexible, high quality, voice services, at extremely competitive prices. The satellite network covers distant areas of the country and is being expanded and renewed to provide high capacity private lines to Carriers and Corporate customers. We also acquired capacity in major top submarine cable systems, such as AmericasII, Globenet and Atlantis2. A multi-year plan has started, pursuing a significant expansion for Intelig network, aiming to reach the most isolated areas in Brazil.

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

Additionally, other sharing plans are being agreed among the operators, such as joint construction of long distance lines, backhaul sharing, and even studies for sharing radio access frequencies were made, with focus on lowering costs and increasing the penetration of the wireless services in Brazil.

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

As part of our commitment to excellent customer service, in the limited instances in which our customers experience cloning fraud, the customer’s number, mobile telephone or fixed telephone, or both, are changed free of charge. If subscription fraud has occurred, both the applicable number and the mobile telephone line are terminated. If part of a fraudulent call is carried by the network of another service provider, we are generally obligated to pay that service provider the applicable interconnection fee, regardless of whether we ever collect the receivable associated with the call.

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

TIM is the brand name under which we market our mobile telecommunications services. We offer GSM, including 3G, EDGE, and TDMA technology. Currently, our subsidiaries hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us the only mobile operator in Brazil offering nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. Our network covers approximately 94% of the country’s population based on Anatel’s coverage criteria.

We have two major competitors in Brazil:

•
Vivo, which is controlled by Spain’s Telefónica Móviles, until 2007 was operating in eight wireless areas of Brazil recognized by Anatel, using TDMA and CDMA, and in 2007 started to use GSM technology in 800 MHz and 1900 MHz and in 2008 started the UMTS in 2100 MHz; and

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

Other Competition

We also compete with fixed line telephone service providers. The fixed line incumbent providers in Brazil (Oi, Brasil Telecom, Telefónica and Embratel) offer packages of services including voice (both fixed line and mobile), broadband and other services, an approach called “bundling.” Fixed line providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers. Our acquisition of Intelig has broadened our participation in the fixed telecommunication sector.

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

The GSM national and international roaming services are supported by individual agreements with the companies’ partners.

International Roaming Agreements

We have roaming agreements with other GSM telecommunications service providers operating in 207 countries with 454 contracts.

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

Co-billing services

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

Taxes on Telecommunications Goods and Services

The costs of telecommunications goods and services to clients are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, ISS, COFINS, PIS, FUST, FUNTTEL, FISTEL, Corporate Income Tax and Social Contribution on net income, which are described below.

•
ICMS. The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (ICMS), which the Brazilian States levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets averages 17% or 18% throughout the Regions, to the exception of certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as much as 7%. In 2005, certain of the states in Brazil started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer that manufactures the goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain. In May 2005, the States decided, with the exception of the state of Alagoas and the Federal District, that as from January 2006, the telecommunications companies should issue invoices of communications services (Model 22) corresponding to the value of tax due on the sale of calling cards to dealers or final customers. The amount of ICMS tax due in such transactions is passed on to the dealers or final consumers and must be paid for the State where the services are provided (activation of the card).

•
ISS. The Imposto Sobre Serviços ISS) is a municipal tax that applies on certain services listed in the List of Services prescribed by Complementary Law No. 116/03 (“LC116/03”). This list also includes certain services that have the purpose of providing goods. Municipalities impose this tax at varying rates, but in the majority of large cities, the ISS rate is the highest rate allowed (5%). The tax basis of the ISS is the price of the service, minus certain exceptions (such as construction services). As provided by Constitutional Amendment No. 20, dated June 12, 2002, municipalities must charge a minimum rate of 2% and they must not directly or indirectly grant tax benefits that may result in and effective rate below 2%. In August 2003, the LC 116/03, established a new framework for the ISS, which pressed Municipalities to adapt their respective ISS legislation in order to comply with the rules set forth by LC 116/03. Such new federal rules are effective as from January 1, 2004.

•
COFINS. The Contribuição Social para o Financiamento da Seguridade Social (COFINS) is a social contribution levied on gross revenues (which may include financial revenue, depending on the systematic applicable to each business). Since January 1, 2000, companies began to pay the COFINS tax over their bills at a rate of 3%. In December 2003, through the Law no 10.833, the COFINS legislation was further amended, making this tax noncumulative, raising its rate to 7.6% to certain transactions, except in connection with telecommunications services, for which the method continues in a cumulative basis with the rate of 3%.

•
PIS. The Programa de Integração Social (PIS) is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In December 2002, Law n° 10.637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues from sales of handsets, except in connection with telecommunications services, for which the method continues in a cumulative basis with the rate of 0.65%.

•
FUST. On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações, FUST, a fund that is supported by an interference with the economic order contribution tax applicable to all telecommunications services. The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges. The FUST Tax is imposed at a rate of 1% on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST to meet the universal service targets required by Anatel.

On December 15, 2005, Anatel enacted Precedent No. 7/05 requiring that FUST should be paid on revenues arising from interconnection charges since the effectiveness of the FUST. A notice was issued deciding that the company must adjust values on FUST basis of calculation in order to include interconnection revenues received from another’s telecommunication company. A writ of mandamus was filed against Anatel to avoid the terms of Precedent No. 7/05. The first level decision was issued favorably to the company. Although such first level decision may still be challenged in the near future (i.e. is still subject to appeal and does not constitute res judicata), it is now in full force and effect.

•
FUNTTEL. On November 28, 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (FUNTTEL), a fund that is supported by a social contribution tax applicable to all telecommunications services. The FUNTTEL is a fund managed by BNDES and FINEP, a government research and development agency. The purpose of the FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology. The FUNTTEL Tax is imposed at a rate of 0.5% on gross operating revenues, net of discount, ICMS, PIS and COFINS, and its cost may not be passed on to clients.

•
FISTEL. The Fundo de Fiscalização das Telecomunicações (FISTEL) is a fund supported by a tax applicable to telecommunications services, which was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. The FISTEL consists of two types of fees: (i) an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time we activate a new mobile number, and (ii) an annual operations inspection fee that is based on the number of authorized stations in operation, as well as the total basis of mobile number at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending upon the kind of equipment installed in the authorized telecommunications station. Effective April 2001, the installation and inspection fee has been assessed based on net activations of mobile numbers (i.e., the number of new cellular activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 50% of the total amount of installation inspection fees that would have been paid with respect to existing equipment.

•
Corporate Income tax and Social Contribution on net income. Income tax expense is made up of two components, a corporate income tax (IRPJ) on taxable income and a social contribution tax on net income (CSLL). The corporate income tax is payable at the rate of 15% plus an additional rate of 10% (levied on the part of taxable profits that exceeds R$0.02 million per month or R$0.24 million per year). The social contribution tax is currently assessed at a rate of 9% of adjusted net income.

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are added to their net profits for tax purposes. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. In principle the Brazilian entity is allowed to deduct income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income (reciprocity of treatment between Brazil and the country from which the income or gain comes from is required in order to this rule apply). Effective January 1, 2002, profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year end balance sheet, unless the Brazilian entity is liquidated before the date of its year end balance sheet, in which case the profits are taxed at the time of its liquidation.

Prior to January 1, 2002, profits realized by an entity in Brazil from a branch or agency were taxed as of the date of the Brazilian entity’s year end balance sheet, and profits from a controlled or affiliated company were taxed as of the date such amounts were paid or made available to the Brazilian company as dividends or otherwise.

Dividends are not subject to withholding income tax when paid. However, as the payment of dividends is not tax deductible for the company distributing them, there is an alternative regime for stockholder compensation called “interest on equity,” which allows companies to deduct any interest paid to stockholders from net profits for tax purposes.

These distributions may be paid in cash. The interest is calculated in accordance with daily pro rata variation of the Brazilian government’s long term interest rate - TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of: (i) 50% of the net income (before taxes and already considering the deduction of the own interest amount attributable to stockholders) related to the period in respect of which the payment is made; or (ii) 50% of the sum retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Regulation of the Brazilian Telecommunications Industry

General

Our business is subject to comprehensive regulation under the General Telecommunications Law (Lei Geral de Telecomunicaçoes – “LGT”) of 1997 – the legislative benchmark of the sector - and a comprehensive regulatory framework for the provision of telecommunications services promulgated by the Anatel.

Anatel is the regulatory agency for telecommunications under the LGT and the October 1997 Regulamento da Agência Nacional de Telecomunicações (the “Anatel Decree”). Anatel is administratively independent, financially autonomous and maintains a close relationship with the Ministry of Communications as it is required to report its activities to that Institution. It has authority to propose and to issue regulations that are legally binding on telecommunications service providers. Any proposed regulation or action by Anatel is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts.

Despite liberalization, which occurred in 1997, the Brazilian telecommunications market still faces persistent dominant positions held by fixed incumbent operators. In particular, broadband access is currently offered by operators over their own infrastructure and the respective regulatory framework is not always based on effective implementation of the wholesale access obligations.

Authorizations and Concessions

With the privatization of the Telebrás system and pursuant to the Lei Mínima (the “Minimum Law”), Band A and Band B service providers were granted concessions under SMC regulations. Each concession was a specific grant of authority to supply cellular telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations attached to each concession.

Through resolutions enacted in September 2000 and January 2001, Anatel launched the PCS regime, and began encouraging cellular service providers operating under SMC regulations to convert their concessions into authorizations under PCS regulations. According to the rules issued by Anatel, SMC providers would not be able to renew their concessions to provide SMC services, and were compelled to convert to the PCS regime in order to continue their operations. The permission from Anatel to transfer the control of these companies was also conditioned on rules that compelled SMC providers to migrate its SMC concessions to PCS authorizations, and to operate under the PCS regulations.

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

The following table shows the expiration date of the initial period of each of TIM Celular’s PCS authorizations:
Expiration date
Territory	Authorization 800 MHz, 900 MHz and 1,800 MHz	Radiofrequencies 3G
State of Paraná (except for cities of Londrina and Tamarana)	September 3, 2022	April 30, 2023
State of Santa Catarina	September 30, 2023	April 30, 2023
Cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu (State of Rio Grande do Sul)	April 14, 2024	April 30, 2023
State of São Paulo	March 12, 2016	April 30, 2023
States of Rio de Janeiro, Espírito Santo, Maranhão, Pará, Amapá, Amazonas and Roraima	March 29, 2016	April 30, 2023
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Rio Grande do Sul (except the cities of Pelotas, Morro Redondo, Capão do Leão and Turuçu), Cities of Londrina and Tamarana (State of Paraná) and the Federal District
	March 12, 2016	April 30, 2023
State of Pernambuco	May 15, 2024	April 30, 2023
State of Ceará	November 28, 2023	April 30, 2023
State of Paraíba	December 31, 2023	April 30, 2023
State of Rio Grande do Norte	December 31, 2023	April 30, 2023
State of Alagoas	December 15, 2023	April 30, 2023
State of Piauí	March 27, 2024	April 30, 2023
State of Minas Gerais (except for the “Triângulo Mineiro” (*) municipalities for Radio-frequencies 3G)	April 7, 2013	April 30, 2023
States of Bahia and Sergipe	August 6, 2012	April 30, 2023

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

In August 2009, Anatel gave its approval for the acquisition of the fixed line operator Intelig, which operates as a national and international long distance operator in Brazil and provide local fixed service in a number of regions in Brazil. According to the regulations, TIM Brasil and Intelig are obliged to resolve the overlapping of the fixed service authorizations within 18 months from the acquisition (that is by the end of June 2011) keeping only one authorization per class of service. Anatel can postpone this date if it understands that we have the rights to ask for it. Also, Anatel will be updating the contracts assigned to Concessionaries and in particular will indicate new obligations related to the fixed line universal service obligations (“Plano Geral de Metas de Universalização”, or “PGMU”), namely referring to backhauling, public pay phones and telephone services for families with low incomes, among others. As of the date of this annual report, Anatel did not impose any new regulations on telecommunication companies.

Competitive scenario

The Brazilian mobile market continues to experience growth in the number of mobile lines: at December 31, 2010, mobile lines in Brazil reached around 202 million, a growth of 16% over 2009 and with a penetration rate of approximately 104% of the population.

Alongside innovative services which are established and growing, such as mobile Broadband, there are various other market areas with significant medium term growth potential, such as: mobile advertising, mobile content (e.g. social networking), mobile payment and location based services.

TIM is the brand name under which we market our mobile telecommunications services. Currently, we hold mobile authorizations for a nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. Our network reaches 89.5% of the country’s population based on Anatel’s coverage criteria.

We have three major competitors in Brazil, in all areas, using GSM and UMTS (started in 2008) technologies: Vivo, which is controlled by Telefónica; Claro, a company of the America Móvil Group; and Oi, the mobile communications provider integrated to the largest Brazilian fixed-wireline incumbent.

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

We also compete with fixed-line telephone service providers in the Local and Long Distance markets. The fixed-line incumbent providers in Brazil (Oi, Telefónica and Embratel) offer packages of voice (both fixed line and mobile), broadband and other services. The acquisition of Intelig and the success of our Infinity and Liberty plans, which offers low-cost Long Distance on-net calls has broadened, allows us to achieve the leadership in the fixed telecommunication sector (TIM’s market share of the Long Distance traffic is 48.3% at December 31, 2010).

We also compete in corporate segments with Nextel, a digital trunking provider which rules are similar to the ones applicable to the mobile telecommunications services, but trunking operators are not permitted to offer their services to individuals. Nextel has provided trunking services in Brazil since 2001 and, on December 14, 2010, bid R$1.2 billion in winning 12 lots involving new GSM and UMTS frequencies in Anatel's auction, which will give Nextel the opportunity to be the fifth nationwide mobile telecommunications competitor.

National Broadband Program

The Brazilian government approved in May 2010 a National Broadband Program to extend national broadband coverage by 2014. The plan includes the reactivation of Telebrás, which is responsible for managing and operating a national fiber network, and a new framework aimed at reducing the wholesale connectivity price and consequently allowing a more affordable price of “entry level” broadband residential connections.

Other measures included in the plan are represented by fiscal incentives to induce the operators to offer broadband access to low income families, public investments in research and financial support to national industries.

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

Beginning in September 2003, we became subject to the PCS quality of service indicators. Our quality of service obligations under our PCS authorizations differ substantially from those under the previous SMC concessions. See “—PCS Regulation.” Since December 2003, we have achieved the majority of the service of quality requirements applicable to the PCS service operators. Some of our PCS quality of service indicators are currently difficult to achieve due to, for example, our dependence on the performance of third parties and the continuing clarification of some of the quality of service measurements under the PCS rules. As a result, since 2004 Anatel has been filing administrative proceedings against TIM Celular and TIM Nordeste for non-compliance with certain of our quality of service obligations. In some of these proceedings, Anatel applied a fee that did not cause a material adverse effect on our business, financial condition and results of operations. We will continue to strive to meet all of our quality of service obligations under the PCS authorizations.

In 2010, the Anatel has proposed a public consultation on the Review of the Regulation on the Management of Quality of Service - SMP. The Public Consultation nº.16/2010 has proposed the establishment of new quality goals, evaluation criteria, data collection and quality monitoring of Service Providers – SMP. The Anatel proposal aims to create a comprehensive model of quality management of the SMP providers providing preventive and proactive on the part of the Agency, through the incorporation of indicators and benchmarks that allow the systematic evaluation of the quality of service in all its dimensions.

This new list of proposals for quality indicators divided into two major groups: Operational Indicators and Indicators Research. As of the date of this annual report, Anatel did not impose any new regulations on telecommunication companies.

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

Anatel has initiated administrative proceedings against TIM Celular for noncompliance with certain quality standards and noncompliance with the rules and the authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the Agency. As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business, financial condition and results of operations. In the year ended December 31, 2010, the total amount of these fines was R$113.6 million. However, only R$7.7 million were classified as “probable loss” by our legal advisors. We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies”, “Item 3D. Key Information—Risk Factors—Risks Relating to our Business” and “Item 8A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings.”

According to the new PCS regulations, we are required to adjust our operating processes and agreements to such new rules, including our interconnection agreements, as well as agreements with our customers. By April 2005, substantially all of our interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

In August 2007, Anatel issued a Resolution nº 477 establishing new obligations regarding PCS, in particular in connection with users’ rights towards their mobile services providers. The new resolution came into effect in February 2008. The main PCS new regulatory obligations include the following:

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

Interconnection Regulation

Telecommunication operators must publish a public interconnection offer on both economic and technical conditions and are subject to the “General Interconnection Regulatory Framework” promulgated by Anatel in 2005.

The free negotiation process for interconnection charges has been extended and will proceed until a “cost based” reference interconnection value is set by Anatel. Under a specific Resolution, Anatel developed a new model to determine reference costs for the use of mobile networks by providers who have Significant Market Power. These values will be used in arbitration cases involving termination rates by Anatel.

In 2005, Anatel issued a ruling for “Accounting Separation and Cost Accounting”, introducing the obligation of presenting the Accounting Separation and Allocation Document (Documento de Separação e Alocação de Contas – “DSAC”) by the license holders and groups holding Significant Market Power in the offering of fixed and/or mobile network interconnection and wholesale leased lines (Exploração Industrial De Linha Dedicada – “EILD”). Starting from 2006 (for fixed operators) and 2008 (for mobile operators related to the results of 2006 and 2007), operators (TIM included) are delivering the requested information to Anatel.

Anatel made in March 2011 a public consultation regarding a proposal to modify the regulation on leased lines, which is a service contract between a provider and a customer, whereby the provider agrees to deliver a symmetric telecommunications line connecting two or more locations in exchange for a monthly rent. The proposed rule provides for a more efficient wholesale regulation, taking into account the operational needs of alternative market players.

Moreover, Anatel already carried out a public consultation on the proposed resolution on the reduction of the fixed-to-mobile incumbents’ retail prices of 10% in 2011 and 10% in 2012 (discounted inflation rates). This issue is still under discussion.

Significant Market Power

In the next coming months, a new “Competition Framework” will be defined – namely the “PGMC, Plano Geral de Metas de Competição” and the respective adoption will be the subject to a Public Hearing and a Public Consultation. The PGMC will set out clear criteria for designating operators with Significant Market Power, and the specific regulations they will have to follow in the wholesale access market

We expect Anatel to adopt a deep reform of the fixed-wholesale market, introducing asymmetric regulatory measures, in line with the European experience, in order to assure a more transparent and non-discriminatory access to the incumbent’s networks.

Rate Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel currently uses the IST (Índice de Serviços de Telecomunicações), a general price inflation index developed by Fundação Getulio Vargas – FGV, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. Beginning in 2012, we expect Anatel to begin to evaluate prices in the telecommunications industry based on a model that takes into account the costs of a hypothetical company costs, along with other factors. In connection with the introduction of this model, Anatel is using a different inflation index, the Índice de Serviços de Telecomunicações, or IST, which takes into account the average fluctuation of a number of prices of goods and services in a given period, as well as existing adjustment rates in our industry. We expect that the adjustment of our prices will follow the market trend, and that the adjustment will be below the annual inflation rate based on the IST. If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

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

Mobile Virtual Network Operators

In November, 2010, Anatel approved a resolution establishing the rules to permit the exploration of mobile services by means of a virtual network, based on commercial agreements between established operators and virtual operators.

TIM was the first mobile operator to negotiate a contract with a virtual operator and is a pioneer in the discussion of the theme with the regulator.

The first and only contract to be submitted for approval of Anatel in 2010 is for an Authorization license in partnership with TIM and was filed in last December.

TIM’s commercial partners have opted for the Authorization license, which carries the obligations and responsibilities for the service provisioning. The contracts are negotiated on a case by case basis with the intention to build a specific solution for every new virtual operator.

Value-Added Services and Internet Regulation

Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service. Regulations require all telecommunications service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render value-added services through their own networks. Internet access is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow us or any other interested party to offer Internet connection services through our network.

Frequencies and Spectrum Background

In December 2010 Anatel auctioned an empty 3G band of radio spectrum consisting of (10+10)MHz in 2.1GHz in the whole country (the “H Band” Auction), and other left over frequencies in the 900MHz and 1800MHz bands that had not been assigned in previous auctions.

•
Of the 13 available lots in the H Band, 11 were awarded to Nextel, a new entrant in the GSM market, which has traditionally offered trunking services in Brazil. Current operators were prevented from participating due to spectrum caps. OI and CTBC managed to win the remaining 2 lots where they had cap availability.

•	The new entrant will be benefited with spectrum and infrastructure sharing, specifically in locations with less than 30.000 inhabitants, subjected to commercial agreements.

•
TIM won individual block of frequencies in 8 service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Parana, biding a total of R$81,831 million, which will be paid proportionately to the remaining years in the existing authorization licenses (remaining years/15).

•	VIVO won lots in 900MHz and due to available cap, managed to win lots of 1700/1800MHz in all regions, completing a national coverage of (10+10)MHz in this band.

•	Claro won blocks of spectrum in the 1700/1800 MHz band.

In August 2010, Anatel approved a resolution for the destination of the 2.5 GHz spectrum to mobile services after 2013. Destination of this spectrum in rural areas will prioritize MMDS operators and in urban areas will prioritize mobile operators. Today the 2.5GHz band is assigned to MMDS TV services and the respective cleaning for destination to other services will be the responsibility of the new owner. Only four blocks of FDD will be available, three of (20+20) MHz and one of (10+10) MHz. Competition on this band will be high considering that there are five or six established players in the country, according to the region. It is possible that the auction will take place in 2011.

Brazil has not yet identified the “Digital Dividend” (the amount of spectrum that will be freed up in the switchover from analogue to digital terrestrial TV), but only briefly and publicly stated that this radiofrequency will be available to broadcasters until 2016. Since this band is complimentary to the 2.5GHz, the dynamics of the 2.5GHz Band auction may be highly impacted by the outcome of the “Digital Dividend” discussions that takes place before the auction.

In November 2010, Anatel published the radiofrequency efficiency regulation, establishing metrics for efficiency measurement, excluding broadcasters of the obligation. The non-compliance includes in the extreme, expiration of the radiofrequency license without compensation. Operators are subject to evaluation beginning in November 2011.

Anatel Administrative Proceedings

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, TIM Celular implemented mobile personal telecommunications cover for the assigned area. Under such Term of Authorization,

TIM Celular is required to operate in accordance with the quality standards established by Anatel. If it fails to meet the minimum quality standards required, TIM Celular is subject to PADO (Obligation Non-Compliance Determination Procedures) and applicable penalties. Anatel has brought administrative proceedings against TIM Celular for (i) noncompliance with certain quality service indicators; and (ii) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations. In its defense before Anatel, TIM Celular attributed the lack of compliance to items beyond its control and not related to its activities and actions. We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

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

D.     Property, Plants and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2010, we had 100 mobile switches, 13,877 radio base stations, and approximately 16,200 kilometers in fiber optic cable networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2010, we owned approximately 116,347 square meters and leased approximately 1,167,922 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 144,258 square meters and own approximately 66,722 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment. The Company plans plan to invest up to R$8.5 billion in CAPEX, according its strategic plan for the years 2011-2013.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The Company changed its financial reporting from Brazilian Generally Accepted Accounting Principles (B.R. GAAP) to IFRS issued by IASB, beginning with the financial statements as of and for the year ended December 31, 2009. These standards comprise (i) IFRS, (ii) the International Accounting Standard (IAS), and (iii) Interpretations originated by the International Financial Reporting Interpretations Committee (IFRIC) or its predecessor the Standing Interpretations Committee (SIC).

The financial statements presented in Part III of this Form 20-F are the first IFRS compliant financial statements prepared and presented by the Company. A summary of the main differences between the accounting practices previously adopted by the Company and IFRS and the reconciliations between these comprehensive bodies of GAAP for shareholders’ equity and comprehensive income, are presented in Note 2d of the Company’s financial statements.

As required by the IFRS, the Company applied IFRS 1 rules in the migration process from BR GAAP to IFRS. The transition date to the new accounting principles was January 1, 2009. As foreseen the IFRS 1, the Company applied the mandatory exceptions and a number of optional exemptions regarding full retrospective application of IFRS which are summarized below:

(a)    Assets and liabilities of subsidiaries, affiliates and joint ventures (optional – chosen by the Company)

The Company utilized the exemption that allows a subsidiary, upon first adoption at a date later than that of its parent company, in its own financial statements prepared in accordance with IFRS, to consider the accounting values that were included in the consolidated financial statements already reported, based on the parent company’s date of transition to IFRS.

Thus, since the date of transition to IFRS adopted by our controlling shareholder (Telecom Itália S.p.A..) was January 1, 2004, the assets and liabilities that had already been presented in accordance with IFRS in the consolidated financial statements already reported to the Parent Company, were included in the financial statements as of the date of the Company’s transition to IFRS.

Considering that these amounts had already been analyzed / prepared under IFRS assumptions, the Company believes that the adoption of this exemption was very helpful. It mitigates errors in an eventual calculation of the impacts of some retrospective transactions (mainly regarding business combinations).

(b)    Exemption regarding the classification of financial instruments (optional – chosen by the Company)

The Company opted to classify its financial instruments in accordance with IAS 32 and IAS 39 as of the date of transition to IFRS. No analysis was carried out in connection with any date prior to the Company’s contracting of any financial instruments in force as of the date of transition to IFRS. All financial instruments contracted after the transition date were analyzed and classified as of the respective contract date in accordance with IFRS.

The Company believes that no relevant impacts on financial condition, changes in financial condition and results of operations would have occurred if the Company had absented the election to rely on the exemption.

(c)    Exception for estimates (mandatory)

According to IFRS, as of January 1, 2009, the estimates are consistent with the estimates made at the same date in accordance with the accounting practices adopted in Brazil.

All other exemptions / exceptions provided for in IFRS 1 were observed, analyzed and produced no effects in relation to the accounting practices adopted in Brazil.

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2010, 2009 and 2008 included in this Annual Report that have been prepared in accordance with IFRS, issued by IASB as well as with the information presented under “Item 3A. Key Information—Selected Financial Data.”

Merger of TIM Nordeste S.A. into TIM Celular

On October 30, 2009, the Board of Directors of TIM Participações approved the corporate reorganization of its subsidiaries, whereby TIM Nordeste S.A. would be merged into TIM Celular. On December 17, 2009 Anatel granted its approval of this proposal through Decision No. 7.477, and on December 31, 2009, the shareholders of TIM Nordeste S.A. and of TIM Celular S.A. approved the reorganization at their respective Extraordinary General Meetings.

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

Anatel approved the merger on August 11, 2009 in Decision No. 4634, and decided to eliminate the overlapping geographic licenses held by TIM Celular and Intelig for Fixed Switched Telephone Services (STFC) within 18 months.

On December 30, 2009, the shareholders of TIM Participações approved the merger of Holdco into TIM Participações. As a result of this operation, the Company issued 127,288,023 shares (43,356,672 common and 83,931,352 preferred) for a book value of R$516,725, to JVCO. The acquisition date fair value of the consideration transferred totaled R$739,729. Holdco’s assets and liabilities acquired are, respectively, R$517,128 and R$403 on November 30, 2009.

The results of Intelig’s operations have not been included in the 2009 consolidated financial statements since the acquisition date was December 30, therefore only the balance sheet has been consolidated. Intelig is a provider of long distance and fixed line telecommunication services in Brazil. As a result of the acquisition, the Company will expand its long distance and fixed line services in Brazil.

The table below includes the fair value of the identified assets acquired and liabilities assumed on the date of acquisition.

Assets	R$
Cash and cash equivalents	132,816
Accounts receivable	126,353
Taxes recoverable	23,074
Court deposits	33,453
Property, plant and equipment	780,845
Intangible assets	135,850
Other assets	25,114
Total identifiable assets purchased	1,257,505

Liabilities	(342,431)
Loans	(118,402)

Contingencies	(140,107)
Long-term taxes and contributions	(101,311)
Other liabilities	(25,540)
Total liabilities assumed	(727,791)

Net identifiable assets acquired	529,714
`

As result of the adjustment to fair value of the identified assets acquired and liabilities assumed from Intelig upon the acquisition of the company, the fair value of the net assets purchased totaled R$529,714. Thus, we concluded that the amount of R$ 739,729, paid upon the acquisition of Intelig on December 30, 2009, exceeded the fair value of the net assets by R$210,015. Said surplus amount was recorded as goodwill and is based on expectations of future profitability of Intelig, supported by the projections prepared by the Company together with investment banks.

As result of the adjustment to fair value of the identified assets acquired and liabilities assumed from Intelig upon the acquisition of the company, the fair value of the net assets purchased totaled R$529,714. Thus, we concluded that the amount of R$ 739,729, paid upon the acquisition of Intelig on December 30, 2009, exceeded the fair value of the net assets by R$210,015. Said surplus amount was recorded as goodwill and is based on expectations of future profitability of Intelig, supported by the projections prepared by the Company together with investment banks.

If such transaction had occurred as of January 1, 2009, the net revenue and net income for the period ended December 31, 2009, considering the combination of TIM Participações and its subsidiaries with Intelig, would have been R$ 13,747,028 and R$ 801,223, respectively.

Pro forma information considers that our acquisition of 100.00% of Holdco/Intelig as if it was completed at January 1, 2009.

	Year ended December 31,				Percentage change
	2010	2009			2010 - 2009 Pro-forma	2010 - 2009
		TIM Partic (1)	Intelig	Pro-forma (2)
Net Operating Revenues	14,457,450	13,158,134	588,894	13,747,028	5.20%	9.90%
Cost of services and goods	-7,305,767	-6,672,369	-470,558	-7,142,927	2.30%	9.50%
Gross profit	7,151,682	6,485,765	118,336	6,604,101	8.30%	10.30%
Operating expenses:
Selling expenses	-4,494,608	-4,436,751	-65,157	-4,501,908	-0.20%	1.30%
General and administrative expenses	-1,008,694	-1,033,438	-100,366	-1,133,804	-11.00%	-2.40%
Other operating expenses	-448,247	-462,114	1,321	-460,793	-2.70%	-3.00%
Total operating expenses	-5,951,549	-5,932,303	-164,202	-6,096,505	-2.40%	0.30%
Operating income before financial results	1,200,134	553,462	-45,866	507,596	136.40%	116.80%
Net financial income	-245,457	-245,115	505,716	260,601	-194.20%	0.10%
Operating income before interest	954,677	308,347	459,850	768,197	24.30%	209.60%
Income and social contribution tax benefit	1,257,038	33,026	0	33,026	3706.30%	3706.30%
Net income	2,211,715	341,373	459,850	801,223	176.00%	547.90%

The merger with Holdco Participações Ltda. and acquisition of control of Intelig has strategic and operational significance to the Company. Intelig’s strong network of optical fibers in Brazil’s major metropolitan areas and extensive long-distance network will enable the Company to enhance its capabilities in the corporate and data transmission segments, reduce costs and promote the development of the 3G network.

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

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment are stated at cost of acquisition or construction. Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets. See notes 4.g and 10 to our consolidated financial statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years. Free handsets for corporate customers (comodato) are depreciated over two years.

We review our long-lived assets, such as goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. At least annually, the Company applies the recoverability test on the recorded goodwill. The calculations were performed based on the discounted cash flow using as parameters the assumptions included in the Company’s 10 years Industrial Plan, growth rate compatible with our market conditions and a discount rate of 10% per year. The results of such tests indicated no need for an accounting provision.

The fair value of the cash generating units, as of the latest impairment testing date, is substantially in excess of their carrying value.

However, asset impairment evaluations are, by nature, highly subjective. If our projections are not met, we may have to record impairment charges not previously recognized. In analyzing potential impairments, we use projections based on our view of growth rates for our business, anticipated future economic, regulatory and political conditions and changes in technology. Such projections are subject to change, including as a result of technological developments that may render long-lived assets obsolete sooner than anticipated. See note 3.i to our consolidated financial statements.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments. We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due). The provision for doubtful accounts for 2010 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible. These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectability of accounts. The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

Days overdue	Percentage estimated to be uncollectible
Current*	2.75% - 3.5%
Receivables overdue 1 to 90 days*	5.5% - 7%
Receivables overdue 91 to 120 days	50%
Receivables overdue 121 to 150 days	56%
Receivables overdue 151 to 180 days	90%
Receivables overdue more than 180 days	100%

*	Percentage varies based on area and customer composition.

Deferred Income Tax and Social Contribution

We compute and pay income taxes based on results of operations under IFRS.

We regularly review deferred tax assets for recoverability. If, based on historical taxable income, projected future taxable income and expected timing of reversals we determine that it is more likely than not that the deferred tax assets will not be realized, we establish a valuation allowance. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income.

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

The taxable income projections used in determining the recoverability of our deferred tax assets as of December 31, 2009 were derived from our 2010-2012 Industrial Plan. At that time, our Industrial Plan forecasted our income for the next three fiscal years, with assumptions reflecting conditions we expected to exist and the course of actions we expect to take. Based on the three-year projections included in the Industrial Plan, we projected income out for a further seven years (i.e. to 2019). However, we did not extend the Industrial Plan projections beyond the basic three years for the valuation allowance of our deferred tax assets because we believe that the uncertainties described below made any extension of our projections beyond year three difficult to support at the more likely-than-not level, required for projections in this context. We limited our projections to three years in determining the amount of the valuation allowance for deferred tax assets at December 31, 2009.

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

By the end of 2010, TIM Celular had clear evidence of the success of the strategy implemented during the 2009. Accordingly, our actual 2010 results were significantly better than those we considered in our projections prepared in the end of 2009. The main positive factors that lead TIM Celular to better results were:

•
2010 final customer base of 51 million, resulting in an additional 4.6 million of new customer when compared to the projected customer base. Revenues were higher by approximately R$200 million in comparison to .projected revenues;

•
efficiency plans effectiveness. During 2010, our costs and expenses were lower by approximately R$250 million in comparison to the projected amounts, partially due to cost saving programs and partially due to  synergies from Tim Nordeste merging process;

•	success of the new products (‘Infinity’, and ‘Liberty’) launched during 2009;
•	progressive exit from the handset subsidy;
•
significant reduction of handsets classified as property, plant and equipment (handsets owned by the Company and provided free of charge to corporate customers) with consequent reduction in depreciation (actual depreciation amount in 2010 was lower by R$300 million in relation to projected one);

•	increase in cash generation, resulting in reduced indebtedness and lower net financial expenses (financial expenses were approximately R$100 million lower than the expected in the projections).

Considering the reduction in the uncertainties we had at the end of 2009, we updated our Industrial Plan for years 2011-2013 and following projections and we believe the future income generation will be much higher than we expected in the end of 2009. Based on the expected taxable income to be generated in future years, the reduction of uncertainties mentioned there were in place in the end of 2009, at the end of 2010 we released in its entirety the valuation allowance for tax loss carryforwards related to our subsidiary TIM Celular that was recorded at December 31, 2009.

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

Revenue Recognition and Customer Incentive Programs

Revenues are recorded when services are rendered. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed. These estimates, which are based primarily upon unbilled minutes of use, could differ from our actual experience. See note 3 to our consolidated financial statements.

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

Overview

The international financial crisis had an adverse impact on the Brazilian economy in 2009. However, economic indicators in Brazil were less affected than in other areas including the United States and Europe, partially due to a combination of the positive effects of prior adjustments and a prompt fiscal, monetary and economic response by the Federal Government. During this period, the SELIC basic interest rate reached a historical level of 10.66% p.a. Low interest rates contributed to an increase of 1.1% in the Ibovespa during 2010. A strong inflow of foreign capital contributed to an approximately 4.4% appreciation of the Brazilian Real to the U.S. dollar.

The Brazilian mobile market reached 202.9 million lines nationwide at the end of December 2010, corresponding to a penetration ratio of 104.7% (compared to 90.6% in 2009) and an annual growth rate of 16.7% (compared to 15.5% in 2009). Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. According to Anatel (Brazil’s National Telecommunications Agency), mobile market net adds reached 29.0 million in 2010 which represents a 24.3% upturn from 2009. The prepaid mix continues to represent the greatest part of total subscriber base, 82.3%.

TIM’s subscriber base ended the year of 2010 with 51.0 million clients, 24.1% up from 2010, corresponding to a market share of 25.1%, while the service revenues share, our primary focus, reached 26.7% in 2009. The pre-paid segment reached 43.5 million (25.7% up from 2009) while the post-paid stood at 7.5 million users in the year (15.7% up from 2009). As for the client mix, post-paid accounted for 14.6% of the total subscriber base, compared to 15.7% from 2009, largely impacted by the increase of pre-paid base. In 2010, TIM added 9.9 million customers, up from 4.7 million in 2009. The increase reflects TIM’s success with Infinity and Liberty plans. TIM’s ARPU (average revenue per user) registered R$23.7 in 2010. On a yearly basis, ARPU dropped 10.8% which is partially attributed to an increase of 25.7% in the pre-paid segment (where the market growth is concentrated), and a lower incoming MOU.

ARPU is a key performance indicator which is calculated by the ratio between total net service revenue per average customer base per month. In 2010, our average customer base, calculated as the simple mean of monthly averages, increased 17.9% to 44.8 million, compared to 38.0 million customers in 2009.

The following table shows the total average number of customers during 2010 and 2009.

	Year ended December 31,
	2010	2009
Average number of customers using post-paid plans(1)	6,916,279	6,285,455
Average number of customers using pre-paid plans(1)	37,895,049	31,708,947
Total number of customers(1)	44,811,328	37,994,402

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

A.    Operating Results

The following table shows certain components of our statement of operations for each year in the two-year period ended December 31, 2010, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2010	2009	2009 Pro-forma (1)	2010 - 2009 Pro-forma	2010 - 2009
Net Operating Revenues	14,457,450	13,158,134	13,747,028	5.2%	9.9%
Cost of services and goods	(7,305,767)	(6,672,369)	(7,142,927)	2.3%	9.5%
Gross profit	7,151,682	6,485,765	6,604,101	8.3%	10.3%
Operating expenses:
Selling expenses	(4,494,608)	(4,436,751)	(4,501,908)	-0.2%	1.3%
General and administrative expenses	(1,008,694)	(1,033,438)	(1,133,804)	-11.0%	-2.4%
Other operating expenses	(448,247)	(462,114)	(460,793)	-2.7%	-3.0%
Total operating expenses	(5,951,549)	(5,932,303)	(6,096,505)	-2.4%	0.3%
Operating income before financial results	1,200,134	553,462	507,596	136.4%	116.8%
Net financial income	(245,457)	(245,115)	260,601	-194.2%	0.1%
Operating income before interest	954,677	308,347	768,197	24.3%	209.6%
Income and social contribution tax benefit	1,257,038	33,026	33,026	3706.3%	3706.3%
Net income	2,211,715	341,373	801,223	176.0%	547.9%

(1)	The 2009 Pro-forma information reflects the Intelig acquisition as if it had occurred on January 1st, 2009. See “Presentation of Financial Information”.

Operating revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in note 26 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2010 and 2009:

Statement of Operations Data:

IFRS

	Year ended December 31,			Percentage change
	2010	2009 Pro-forma (1)	2009	2010 - 2009 Pro-forma	2010 - 2009
	(in million of reais)
Monthly subscription charges and usage charges	8,912.0	8,068.2	8,068.2	10.5%	10.5%
Fixed services	1,281.2	1,074.2	89.9	19.3%	1325.9%
Interconnection charges	3,679.4	4,006.9	4,042.6	-8.2%	-9.0%
Long distance charges	2,374.3	1,943.1	1,943.1	22.2%	22.2%
Value added services	2,241.5	1,897.2	1,907.2	18.2%	17.5%
Other service revenues	272.9	306.0	306.0	-10.8%	-10.8%
Gross operating revenues from services	18,761.4	17,295.7	16,357.0	8.5%	14.7%
Value added and other taxes relating to services	(4,143.6)	(3,779.0)	(3,615.4)	9.6%	14.6%
Discounts on services	(1,046.2)	(728.9)	(542.6)	43.5%	92.8%
Net operating revenues from services	13,571.6	12,787.9	12,199.0	6.1%	11.3%

Sales of cellular handsets and accessories	1,557.9	1,717.7	1,717.7	-9.3%	-9.3%
Value added and other taxes on handset sales	(332.2)	(301.1)	(301.1)	10.3%	10.3%
Discounts on handset sales	(339.8)	(457.4)	(457.4)	-25.7%	-25.7%

Our gross service revenue for the year ended December 31, 2010 was R$18,761.4 million, representing a 14.7% increase from R$16,357.0 million in the year ended December 31, 2009, mainly due to the acquisition of Intelig, which significantly boosted our fixed services revenues in 2010, as well as organic growth. This increase primarily reflected a strong increase in our long distance charges (22.2% up from the year ended December 31, 2009, due to the Intelig acquisition), fixed service charges (1,325.1% up from the year ended December 31, 2009, due to the Intelig acquisition), and value added services (17.5% up from the year ended December 31, 2009). All of these increases reflect the excellent amount of client acquisitions by the Company, which reached over the 50 million figures. The gross handset revenue for the year ended December 31, 2010 was R$1,557.9 million, a 9.3% decrease over R$1,717.7 for the year ended December 31, 2009, resulting from a client acquisition approach focused mainly in discounted services, rather than discounted handsets offer. Gross revenues for the year ended December 31, 2010 totaled R$20,319.3 billion, a 12.4% increase from the year ended December 31, 2009.

Gross service revenues for the year ended December 31, 2010 increased by 8.5% compared to R$17,295.7 million on a pro forma basis in the year ended December 31, 2009. This increase primarily reflected a strong increase in our long distance charges (22.2% up from the year ended December 31, 2009), fixed service charges (19.3% up from the year ended December 31, 2009), and value added services (18.2% up from the year ended December 31, 2009). All of these increases reflect the excellent amount of client acquisitions by the company, that reached over the 50 million figure. The gross handset revenue for the year ended December 31, 2010 was R$1,557.9 million, a 9.3% decrease over R$1,717.7 for the year ended December 31, 2009, resulting from a client acquisition approach focused mainly in discounted services, rather than discounted handsets offer. Gross revenues for the year ended December 31, 2010 totaled R$20,319.3 billion, a 6.9% increase from the year ended December 31, 2009.

Net operating revenues increased 9.9% to R$14,457.5 million in the year ended December 31, 2010 from R$13,158.1 million in the year ended December 31, 2009, due primarily to the acquisition of Intelig, as well as organic growth. This organic growth was primarily due to the expansion in the number customers, reflecting better results in several revenue lines, such as fixed services, long distance charges and value added services.

Net operating revenues increased 5.2% from R$13,747.1 million on a pro forma basis in the year ended December 31, 2009. This was primarily due to the expansion in the number customers, reflecting better results in several revenue lines, such as fixed services, long distance charges and value added services.

Monthly subscription charges and usage charges

Revenue from monthly subscription charges and usage charges was R$8,912.0 million in the year ended December 31, 2010, a 10.5% increase from R$8,068.2 million in the year ended December 31, 2009, due primarily to post the increase in the proportion of post-paid subscribers.

The total average monthly minutes of billed use per customer (“MOU”) for 2010 and 2009 were as follows:

	Year ended December 31,
	2010	2009
Average incoming MOU	16	21
Average outgoing MOU	100	62
Average total MOU	116	83

Fixed Services

Revenue from fixed services was R$1,281.2 million in the year ended December 31, 2010, a 1,325.1% increase from R$89.9 million in December 31, 2009, mainly due to the acquisition of Intelig.

Revenue from fixed services increased 19.3% from R$1,074.2 million on a pro forma basis in December 31, 2009. The main reason for this increase was since the beginning of the year, Intelig had its brand reshaped and corporate offers remodeled, supporting the yearly revenue growth

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks. Our interconnection revenues were R$3,679.4 in the year ended December 31, 2010, a 9.0% decrease from R$4,042.6 in 2009. Despite subscriber growth, this decrease was mainly attributable to the strong on-net calls (calls originated and received by terminals of the same cellular company) stimulated by our new subscription plans and a fixed to mobile traffic reduction trend. Interconnection as a percentage of total gross revenues of services stood at 19.6% in the year ended December 31, 2010 compared to 24.7% in the year ended December, 2009.

Interconnection revenues decreased 8.2% from R$4,006.9 in 2009 on a pro forma basis. Interconnection as a percentage of total gross revenues of services stood at 19.6% in the year ended December 31, 2010 compared to 23.2% on a pro forma basis in the year ended December, 2009.

Long distance charges

Revenues from long distance charges increased 22.2% to R$2,374.3 million in the year ended December 31, 2010 from R$1,943.1 million in the year ended December 31, 2009, the increase reflecting our efforts to facilitate the use of our long distance service through lower cost service packages such as Liberty and Infinity.

Value-added services

Value-added service revenues increased 17.5% to R$2,241.5 million in the year ended December 31, 2010 from R$1,907.2 million the year ended December 31, 2009, principally due to an increase in our customer base, both on voice and data, and an expansion of products and services.

Value-added service revenues increased 18.2% from R$1,897.2 million on a pro forma basis in the year ended December 31, 2009.

Value-added services include short messaging services (SMS), multimedia message services (MMS), data transmission, downloads (wallpaper and ringtones), television access, voicemail and chat. SMS revenues represent a significant portion of our total value-added service revenues. Data transmission, supported by our 3G network, is also a key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, enhancing our smart phone portfolio, including through the addition of the iPhone 3GS and 4, and promoting our mobile broadband service through TIM web broadband.

Other service revenues

Revenues from other services decreased 10.8% to R$272.9 million in the year ended December 31, 2010 from R$306.0 million in the year ended December 31, 2009, principally reflecting revenues from other services consist mainly of site sharing and co-billing services, which occur when a customer is billed by his own operator on behalf of another long distance company for services provided by such carrier and contractual penalties.

Sales of mobile handsets

Sales of mobile handsets increased/decreased 9.3% to R$1,557.9 million in the year ended December 31, 2010 from R$1,717.7 million registered in the year ended December 31, 2009. This was mainly attributable to TIM´s strategy of SIM-only sales.

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

Our value-added and other taxes relating to services and handset sales was R$4,143.6 million in the year ended December 31, 2010 compared to R$3,615.4 million in the year ended December 31, 2009, an increase of 14.6% partly due to the acquisition of Intelig.

Value-added and other taxes relating to services and handset sales grew by 9.6% from R$3,779.0 million on a pro forma basis in the year ended December 31, 2009.

Discounts on services and handset sales increased 38.6% to R$1,386 million in the year ended December 31, 2010 compared to R$1,000 million in the year ended December 31, 2009. This increase was primarily due to the acquisition of Intelig and an effort to acquire and maintain clients based on innovation and prime services, rather than discounts.

Discounts on services and handset sales increased 16.8% from R$1,186.3 million on a pro forma basis in the year ended December 31, 2009.

Costs of services and goods

Costs of services and goods increased by 9.5% to R$7,305.8 in the year ended December 31, 2010 from R$6,672.4 in the year ended December 31, 2009, mainly due to the acquisition of Intelig, as well as organic growth. Cost of handsets and accessories sold increased 10.9% in the year ended December 31, 2010 due largely to campaigns to stimulate purchases of the TIM Chip alone, and the appreciation of the Brazilian Real.

Costs of services and goods increased by 2.3% from R$7,142.9 on a pro forma basis in the year ended December 31, 2009, due mainly to a increase in expenses related to interconnection, reflecting our campaigns to promote on-net calls and lower personnel expenses. The following table shows the composition of costs of services and sales of mobile handsets, as well as the percentage change from 2010 to 2009:

Statement of Operations Data:

IFRS

	Year ended December 31,			Percentage change
	2010	2009 Pro-forma (1)	2009	2010 - 2009 Pro-forma	2010 - 2009
	(in million of reais)
Depreciation and amortization	(1,994.2)	(1,906.3)	(1,816.0)	4.6%	9.8%
Interconnection expenses	(3,603.0)	(3,628.1)	(3,351.8)	-0.7%	7.5%
Circuit leasing and related expenses	(242.9)	(212.0)	(166.0)	14.6%	46.3%
Materials and services	(337.0)	(338.4)	(315.6)	-0.4%	6.8%
Personnel	(58.4)	(96.1)	(60.8)	-39.2%	-3.9%
FISTEL tax and other	(44.2)	(37.0)	(37.0)	19.5%	19.5%
Total cost of services	(6,279.7)	(6,217.7)	(5,747.2)	1.0%	9.3%
Cost of handsets and accessories sold	(1,026.1)	(925.2)	(925.2)	10.9%	10.9%
Total cost of services and goods	(7,305.8)	(7,142.9)	(6,672.4)	2.3%	9.5%

(1)	The 2009 Pro-forma information reflects the Intelig acquisition as if it had occurred on January 1st, 2009. See “Presentation of Financial Information”.

Depreciation and amortization

Depreciation and amortization expenses increased 9.8% to R$1,994.2 million in the year ended December 31, 2010 from R$1,816.0 million in the year ended December 31, 2009, mainly due to the acquisition of Intelig.

Depreciation and amortization expenses increased 4.6% from R$1,906.3 million on a pro forma basis in the year ended December 31, 2009. The increase in depreciation expenses was due largely to efforts by the Company to expand and improve its network and IT infrastructure.

Interconnection expenses

Interconnection expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks. Interconnection costs increased 7.5% to R$3,603 million in the year ended December 31, 2010 from R$3,351.8 million in the year ended December 31, 2009, mainly due to the acquisition of Intelig

Interconnection costs decreased 0.7% from R$3,628.1 million on a pro forma basis in the year ended December 31, 2009, This decrease reflected the results of our campaign to encourage on-net usage through discounted fares and specific bundle plans (Liberty and Infinity Plans).

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to fixed carriers for the use of circuits, interconnecting our network and transporting our customer traffic through third-parties fixed infrastructure. Circuit leasing and related expenses increased 46.3% in the year ended December 31, 2010 to R$242.8 million from R$166.0 million in the year ended December 31, 2009, mainly due to the acquisition of Intelig

Circuit leasing and related expenses increased 14.6% from R$212.0 million on a pro forma basis in the year ended December 31, 2009. The increase was attributable to the growth in data traffic and value added services.

Materials and services

Materials and services costs were R$337 million in the year ended December 31, 2010, up 6.8% from R$315.6 million incurred in the year ended December 31, 2009, mainly due to the acquisition of Intelig,

Materials and services costs decreased 0.4% from R$338.4 million on a pro forma basis incurred in the year ended December 31, 2009. The decrease reflects reduced maintenance costs in the 3G and GSM network.

Personnel

Personnel costs decreased 0.9% to R$58.4 million in the year ended December 31, 2010 from R$60.8 million in the year ended December 31, 2009.

Personnel costs decreased 39.2% from R$96.1 million on a pro forma basis in the year ended December 31, 2009. The decrease was due principally to corporate restructuring, implementing a new administrative and commercial structure that led to headcount adjustment. During 2010, there has been a 1.6% decrease in our number of employees, from 9,231 in the year ended December 31, 2009 to 9,081 in the year ended December, 2010.

FISTEL tax and other

FISTEL tax and other costs increased 19.8% to R$44.2 million in the year ended December 31, 2010 from R$36.9 million in the year ended December 31, 2009, due to larger base obtained during 2010.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2010 was R$1,206.1 million, representing a 10.9% of increase from R$925.2 million in the year ended December 31, 2009. This increase partially attributable to the effects of recent campaigns to stimulate the purchase of the TIM Chip alone, and the appreciation of the Real as most of our handset portfolio is imported.

Gross profit margins

The following table shows our gross profits, as well as the percentage change, from 2009 to 2010:

Statement of Operations Data:

IFRS

			Year ended December 31,		Percentage change
	2010	2009 Pro-forma (1)	2009	2010 - 2009 Pro-forma	2010 - 2009
	(in million of reais)
Net operating revenues from services	13,571.6	12,787.9	12,199.0	6.1%	11.3%
Cost of services	(6,279.7)	(6,217.7)	(5,747.2)	1.0%	9.3%
Gross profit from services	7,291.9	6,570.1	6,451.8	11.0%	13.0%
Net operating revenues from sales of cellular handsets and accessories	885.8	959.2	959.2	-7.6%	-7.6%
Cost of goods	(1,026.1)	(925.2)	(925.2)	10.9%	10.9%
Gross loss from sales of cellular handsets and accessories	(140.3)	34.0	34.0	-512.8%	-512.8%
Gross profit	7,151.7	6,604.1	6,485.8	8.3%	10.3%

(1)	The 2009 Pro-forma information reflects the Intelig acquisition as if it had occurred on January 1st, 2009. See “Presentation of Financial Information”.

Our gross profit margin from services (gross profit as a percentage of net service revenues) increased from 52.9% in the year ended December 31, 2009 to 53.7% in the year ended December 31, 2010.

Our gross profit margin from services increased from 51.4% on a pro forma basis in the year ended December 31, 2009 to 53.7% in the year ended December 31, 2010. The increase was mainly due to a decrease of 15.3% in interconnection expenses during the period while registering significant outgoing traffic increase

Our negative gross margin for sales of mobile handsets and accessories decreased from 3.5% in the year ended December 31, 2009 to 15.8% in the year ended December 31, 2010. TIM changed its subsidy policy, and launched the “TIM Chip Avulso” offer, pursuant to which the clients can choose between having handsets purchased at a discount, or discounted monthly fees for stand alone TIM chip alone purchases. This campaign caused 50% of our fourth quarter handset sales to be subsidy-free.

We continue to aim to offer a complete and exclusive handset portfolio, which also supports VAS usage.

Our overall gross profit margin increased, from 49.3% in the year ended December 31, 2009 to 49.5% in December 31, 2010. This resulted primarily from an increase in gross profit margin on services, despite negative gross margin for handset sales. Our overall gross profit margin increased, from 48.0% on a pro forma basis in the year ended December 31, 2009 to 49.5% in December 31, 2010.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2010 and 2009:

Statement of Operations Data:

IFRS

			Year ended December 31,		Percentage change
	2010	2009 Pro-forma (1)	2009	2010 - 2009 Pro-forma	2010 - 2009
	(in million of reais)
Operating expenses:
Selling expenses	(4,494.6)	(4,501.9)	(4,436.8)	-0.2%	1.3%
General and administrative expenses	(1,008.7)	(1,133.8)	(1,033.4)	-11.0%	-2.4%
Other operating expenses, net	(448.2)	(460.8)	(462.1)	-2.7%	-3.0%
Total operating expenses	(5,951.5)	(6,096.5)	(5,932.3)	-2.4%	0.3%

(1)	The 2009 Pro-forma information reflects the Intelig acquisition as if it had occurred on January 1st, 2009. See “Presentation of Financial Information”.

Our total operating expenses increased 0.3% to R$5,951.5 million in the year ended December 31, 2010 from R$5,932.3 million in December 31, 2009, mainly due to the acquisition of Intelig.

Our total operating expenses decreased 2.4% from R$6,096.5 million on a pro forma basis in December 31, 2009. This result was mainly attributable to a decrease in G&A expenses.

Selling expenses

Selling expenses increased 1.3% registering R$4,494.6 million in the year ended December 31, 2010 from R$4,436.8 million in the year ended December 31, 2009, mainly due to the acquisition of Intelig,

Selling expenses decreased 0.2% from R$4,501.9 million on a pro forma basis in the year ended December 31, 2009.

The allowance for doubtful accounts decreased from R$421.9 million in the year ended December 31, 2009 to R$310.5 million in the year ended December 31, 2010, as a result of rational go-to-market approach based on naked SIM-Card sales (which are sales of stand-alone SIM cards) and better customer credit scoring.

General and administrative expenses

General and administrative expenses decreased 2.4% to R$1,008.7 million in the year ended December 31, 2010 from R$1,033.4 million in the year ended December 31, 2009.

General and administrative expenses decreased 11.0% from R$1,133.8 million on a pro forma basis in the year ended December 31, 2009. This decrease was primarily attributable to lower maintenance and personnel costs for the year ended December 31, 2010.

Other operating expenses, net

Other net operating expenses decreased 3.0% to R$448.2 million in the year ended December 31, 2010 from R$462.1 million in the year ended December 31, 2009. This decrease was primarily due to a decrease of expense contingency.

Net financial expense

TIM registered a net financial expense of R$245.5 million in the year ended December 31, 2010, from a negative result of R$245.1 million in the year ended December 31, 2009 stable in a year over year comparison.

Net financial expense decreased from a positive result of R$260 million in the year ended December 31, 2009 on a pro forma basis. This decrease reflected a positive impact of FX revenues obtained in 2009 result from a non-hedged debt of Intelig.

Income and social contribution taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2010 under tax law. We recorded income and social contribution tax of R$1,257.0 million in the year ended December 31, 2010, compared to R$(33.0) million in the year ended December 31, 2009. The positive impact is largely due related to the release in its entirety of the valuation allowance for tax loss carryforwards related to our subsidiary TIM Celular in the end of 2010, reflecting a better judgment for utilization of such tax credit following expected improvements on earnings.

Net income

With the impact of the ‘tax credit’, our net income in the year ended December 31, 2010 was R$2,211.7 million, representing an increase of R$1,410.5 million or 176.0% from a net income of R$801.2 million in the year ended December 31, 2009.

B.    Liquidity and Capital Resources

As of December 31, 2010, our cash equivalents was approximately R$2.4 billion and our working capital amounts to approximately R$0.7 million. Our cash flow from operations during 2010 was R$2.9 billion. Based on our business plan, we believe that our cash, cash equivalents, forecasted cash flows from operations and eventual new loans will be sufficient to meet our cash needs for working capital and capital expenditures for the next year.

We expect to finance our capital expenditures and other liquidity requirements for 2011 and 2013 with operating revenue, renewals of maturing indebtedness and new financing to be obtained from financial institutions.

In 2010, the Company disbursed new loans of R$433 million from (i) BNDES, for an amount of R$354.6 million; and (ii) European Investment Bank, or EIB, for an amount of R$78.7 million equivalent to € 34 million.

New financing obtained in 2010 included a long term soft loan (a loan with a below-market rate of interest) obtained from BNDES for an amount of R$716.9 million of which R$200 million have been disbursed until December 31, 2010.

The terms of our long term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt. We are currently not, and do not expect to be, in breach of any material covenants of our borrowings that would be construed as events of default under their terms.

In 2011, the Company plans to complete its current financing needs through its current long term facilities and partial renewal of its short term debt.

Sources of Funds

Cash from operations

Our cash flows from operating activities were R$1,372.0 million in the year ended December 31, 2010 compared to R$654.3 million in the year ended December 31, 2009. On December 31, 2010, we had positive working capital of R$14.1 million compared to negative working capital of R$142.2 million at December 31, 2009.

Financial Contracts

We and our subsidiaries are parties to the following material financial contracts:

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million. The amount outstanding as of December 31, 2010, including accrued interest, was R$5 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Celular and Banco Bradesco S.A. provides for the issuance of a R$30 million promissory note by TIM Celular with TIM Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million. The amount outstanding as of December 31, 2010, including accrued interest, was R$33 million. The agreement, which matures on April 29, 2013, and bears interest at a rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Celular and Banco Bradesco S.A. provides for the issuance of a R$128.0 million promissory note by TIM Celular with TIM Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million. The amount outstanding as of December 31, 2010, including accrued interest, was R$23 million. The agreement, which matures on June 28, 2012, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount. The guarantee agreement executed by TIM Celular and Banco Bradesco S.A. provides for the issuance of a R$149.8 million promissory note by TIM Celular with TIM Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of January 28, 2008, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67.0 million. The amount outstanding as of December 31, 2010, including accrued interest, was R$57 million. The agreement, which matures on January 31, 2016, bears interest in the rate of 10.0% per annum. In connection with this agreement, Banco Votorantim S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 0.575% per annum of the integral principal amount offered in the Credit Agreement. The guarantee agreement executed by TIM Celular and Banco Votorantim S.A. provides for the issuance of a R$87.1 million promissory note by TIM Celular. TIM Participações is not the guarantor in this promissory note.

•
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil as guarantor, in the principal amount of R$1.252 million. The agreement, which matures on August 15, 2013, bears the average interest fixed rate of 4.2% plus the TJLP, which was 6% per annum on

December 31, 2010. On December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$583 million.

•
Credit Agreement, dated as of October 14, 2005, among BNDES, as lender, TIM Celular, as borrower, and Itaú, as guarantor, in the principal amount of R$49.3 million. The agreement, which matures on October 17, 2011, bears interest at a fixed rate of 3% plus the TJLP, which was 6% per annum on December 31, 2010. On December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$11 million. In connection with this agreement, Itaú issued a letter of guarantee, subject to the payment of fees corresponding to 0.64% per annum of the principal amount.

•
Credit Agreement, dated as of October 6, 2009, among BNDES, as lender, TIM Celular and TIM Nordeste (incorporated by TIM Celular), as borrowers, and TIM Participações as guarantor, in the principal amount of R$400 million. The agreement, which matures on October 15, 2012, bears interest at a fixed rate of 4.82% plus the TJLP, which was 6% per annum on December 31, 2010. On December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$407 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$592.9 million. The agreement, which matures on July 15, 2017, bears the average interest fixed rate of 2.17% plus the TJLP and the interest rate of 2.62% plus the IPCA which was 7.61% per annum on December 31, 2010. On December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$628 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste (incorporated by TIM Celular), as borrower, and TIM Participações as guarantor, in the principal amount of R$201. The agreement, which matures on July 15, 2017, bears the average interest at a fixed rate of 2.03% plus the TJLP and the interest rate of 2.62% plus IPCA which was 7.61% per annum on December 31, 2010. On December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$212 million.

•
Credit Agreement, dated as of November 19, 2008 and amended on 29/06/2010, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$716.9 million, which R$200 million was already disbursed. The agreement, which matures on July 15, 2018 bears interest of i) fixed rate of 3,62% plus the TJLP and ii) fixed interest rate of 4.5% per annum. On December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$180 million.

•
Credit Agreement, dated as of August 26, 2005 as amended in 2008 and 2009, among HSBC, ABN Amro, Bradesco, Banco do Brasil, Itaú, Santander, BNP Paribas, Unibanco, Banco Votorantim, Societé Generale, as lenders, TIM Celular, as borrower, and TIM Participações, as guarantor, in the principal amount of R$568.75 million. The Tranche A of R$300 million, which matured on August 5, 2010, bears interest at a variable rate of 1.8% above the CDI interest rate. The Tranche B, which matured on August 5, 2010, bears interest at a variable rate of 2.75% above the CDI interest rate. The total debt was fully repaid during 2010. Hence, on December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$0.

•
Credit Agreement, dated as of April 18, 2008, among Santander as lender, and TIM Celular, as borrower, in the principal amount of R$150.0 million. The agreement, which matures on April, 2011, bears interest at a variable rate of 110% of the CDI interest rate. On December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$154 million.

•
Credit Agreement, dated as of May 5, 2008, among Santander as lender, and TIM Celular, as borrower, in the principal amount of R$50.0 million. The agreement, which matures on April 25, 2011, bears interest at a variable rate of 109.6% of the CDI interest rate. On December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was R$51 million.

•
Several facility agreements contracted under Resolution CMN n. 2.770 (Foreign currency denominated debt already swapped into local floating interest rate denominated currency). The outstanding amount as of

December 31, 201 was R$166 million, including accrued interest. The last tranche of which matures on June 2011, bear an average cost of 108% of the CDI. No guarantees were offered for these loans.

•
Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A. and TIM Nordeste (incorporated by TIM Celular) S.A., as borrowers and TIM Participações as guarantor, in the total principal amount of 200 million euros fully disbursed, and fully swapped into local currency, between September 2009 and June 2010. The total outstanding amount as of December 31, 2010 is R$479 million, including accrued interest. The drawings, the last of which matures on June 2017, bear an average cost of 95.40% of the CDI after hedging. The Guarantee was provided by BBVA Milan Branch and BES Portugal for the principal amount of € 200 million.

•
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., borrower and TIM Participações as guarantor, in the total principal amount of U.S. $ 143.6 million fully disbursed and swapped on January 15, 2009. The total outstanding amount as of December 31, 2010 is R$245 million, including accrued interest. The agreement matures on December 2017 and bears an average cost of 95.01% of the CDI after hedging.

•
The amount of USD 68 million with Morgan Stanley Senior Fund registered at Intelig as a long term liability on December 31, 2009, was fully prepaid at January 4, 2010. Hence, on December 31, 2010, the outstanding amount under this credit agreement, including accrued interest, was zero.

See notes 18 and 37 in our consolidated financial statements for a further description of such financing agreements.

Uses of Funds

Principal uses of funds during the three-year period ended December 31, 2010, were the Capital Expenditures, the payment of dividends to our shareholders and loan repayments.

Investments in Fixed Assets

Our capital expenditures in 2010 and 2009, related primarily to:

•	deployment of our third generation (3G) network

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2010 and 2009:

	Year ended December 31,
Capital Expenditures Categories	2010		2009
	(in millions of reais)
Network		1,701.0		1,319.4
Information technology		607.1		499.9
Handsets provided to corporate customers (comodato)		182.8		351.9
Handsets provided to consumer customers (subsidies)		290.3		483.4
Other		54.4		47.6
Total capital expenditures	R$	2,835.7	R$	2,702.1

(1)	The 2009 Pro-forma information reflects the Intelig acquisition as if it had occurred on January 1st, 2009. See “Presentation of Financial Information”.

Our Board of Directors has approved our budget for capital expenditures from 2011 to 2013 in the total amount of R$8.5 billion and R$2.9 billion in 2011 for expenditures relating to our subsidiaries TIM Celular and TIM Nordeste. Most of the capital expenditures we budgeted for 2011 to 2013 relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure. See “Item 4.A. Information on the Company—History and Development of the Company—Capital Expenditures.”

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

Preferred shares are nonvoting but take priority on (i) capital reimbursement, at no premium; and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock by the total number of shares issued by us.

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2010, 2009 and 2008:

Dividend Distribution (1)	Year ended December 31,
	2010	2009	2008
	(in millions of reais)
Dividends	201.2	R$168.1	R$207.6
Interest on shareholders’ equity	-	-	-
Total distributions	201.2	R$168.1	R$207.6

On April 11, 2011 our shareholders approved the distribution of R$496.6 as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2010 results. On April 27, 2010 our shareholders approved the distribution of R$204.1 million as dividends to our shareholders with respect to our 2009 results. On April 2, 2009 our shareholders approved the distribution of R$171.1 million as dividends to our shareholders with respect to our 2008 results.

The Company paid dividends or interest on shareholders’ equity for the years-ended December 31, 2007, 2008 and 2009 below the minimum levels requested by the Brazilian Corporations Law. As a result, the holders of our preferred shares are entitled, from 2010 on, to have the same voting rights as the holders of common shares. Pursuant to Brazilian law, the voting rights of the Preferred Shareholders automatically terminate as soon as the Minimum Dividend is paid to them. On June 10, 2011, the 2010 Dividend was paid to the Preferred Shareholders and consequently the Preferred Shareholders ceased to have voting rights in the Shares

C.    Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

D.    Trend Information

Customer Base and Market Share

In the year ended December 31, 2010, TIM’s subscriber base ended the year with 51.0 million clients, 24.1% from the year ended December 31, 2009. This represented a market share of 25.1%, while the service revenues share, our primary focus, reached 27% in the year ended December 31, 2010, compared to 26% in the year ended December 31, 2009. The pre-paid segment reached 43.5 million users in the year ended December 31, 201-, an increase of 25.7% from the year ended December 31, 2009. The number of post-paid users was 7.5 million in the year ended December 31, 2010, a 15.7% increase from the year ended December 31, 2009.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil in terms of number of subscribers and our high quality customer composition. To do so we intend to utilize sophisticated strategies and our customer segmentation approach, which we believe has contributed to an increased subscriber base and to retain our current customers and attract new customers. In 2011, we plan to improve our growth phase, driven by the increase in fixed-mobile substitution and the growth in data. We are aiming to become a leader in the telecommunications market by targeting customer satisfaction through improvement in service quality, expansion of capacity and integration with Intelig.

Change of Mix Between Postpaid and Prepaid Customers

With respect to the composition of our clients, our post-paid customers accounted for 14.6% of our total subscriber base in the year ended December 31, 2010, compared to 15.7% from a year ago, largely due to the increase of pre-paid base.

Average Revenue Per User (ARPU) Per Month

TIM’s ARPU registered R$23.7 in the year ended December 31, 2010, a decrease of -10.8% when compared to R$26.6 presented in the year ended December 31, 2009. The trend is partially attributed to an increase of 25.7% in the pre-paid segment and a lower incoming revenue contribution.

Revenues from value-added services had an important role in offsetting ARPU’s downward trend of the market as a whole. In 2010 we registered a value-added service revenue growth of 18.1% and accounted for 11.9% of total gross service revenue (compared to 10.6% registered in 2009). We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly after the launch of our 3G offers (such as our mobile broadband solution). As the provision of value added services has a relatively low marginal cost, we anticipate that value added services will contribute to the growth of our operating margins.

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

In 2010, despite the competitive environment, our gross acquisition cost (per gross addition) was R$73 for the year ended December 31, 2010, compared to R$115 in the year ended December 31, 2009. The decrease of 36.6%

reflects our different approach regarding subsidy and commission. Our chip only strategy reduced sharply the expenses of handset subsidy and the restructuring of commission policy and the adoption of new alternative sales channels decreased commission expenses.

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

In 2010, despite the competitive environment, our gross acquisition cost (per gross addition) was R$54 for the year ended December 31, 2010, compared to R$85 in the year ended December 31, 2009. The decrease of 36.4% reflects the rational go to market approach, with a sharp drop in subsidies, commission and advertisement expenses per gross addition.

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

The year 2010 continued to be marked by both by the government’s programs to encourage digital inclusion and the maturing of convergent services, recently inaccessible to the majority of the population.

The Brazilian mobile telephony market is the fifth largest in the world and reached a penetration level of 104.6 telephone lines for every 100 inhabitants in 2010. This confirms that mobile telephony is the mean of communication with the widest presence in Brazilian homes and across all social classes, which we believe is a consequence of chip-only offers (offer of SIM cards without a handset).

The prepaid segment has the largest growth in 2010, reaching167.1 million accesses (+16.4% A/A), which represents 82.3% of total market. The postpaid segment reached the mark of 35.8 million lines, an 18.1% YoY expansion. The key growth drivers to both sectors were the favorable economic scenario in Brazil, with increased credit, better income distribution (with part of population migrating from the D and E class to C class), and competition in Brazil’s mobile telephony market.

According to data published by Teleco’s website, the fixed telephony sector showed a slight growth of 1.2% compared to last year, ending the period with 42 million lines, representing a penetration level of approximately 21.7 lines for each 100 households.

The sector also went through important mergers and acquisitions in 2010, especially the sale of Portugal Telecom’s stake in Brasilcel (Vivo’s parent company) to Telefónica. After several attempts, the Spanish company became the sole controller of Vivo and has already started the integration process with its fixed telephony arm (Telesp) in Brazil.

With the capital acquired from the sale of Brasilcel, Portugal Telecom has purchased a stake in the controlling group of Oi. The company has kept its presence in Brazil and has given the Brazilian company enough capital to expand its operations after a year of stagnation.

Other important M&A event was Embratel’s tender offer for NET’s nonvoting shares. Embratel managed to take control of more than 90% of NET’s total capital and also started the consolidation process between its telecom companies (Claro, NET and Embratel).See “Item 3D. Key Information—Risk Factors” and “Item 4B. Information on the Company—Business Overview—Competition.”

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

We maintain our investments in expanding our GSM network, reaching coverage of 94% of the country’s urban population, serving around 2,800 cities. GSM coverage counts with 100% of GPRS and around 75% of EDGE. Our 3G services (launched in the second quarter of 2008) are already in the main cities in Brazil. We will, however, continue to invest in selectively expanding our coverage of the Brazilian population, focusing on the quality of coverage we provide in major metropolitan areas by increasing our coverage in buildings, tunnels and major roads and on increasing capacity across our network to ensure it remains capable of absorbing high call volume in high usage areas. GSM is viewed as good pathway to more advanced technologies, and we expect relatively limited further investment will be required to make our current network capable of supporting emerging technologies such as 3G, 3.5G and High Speed Downlink Packet Access, or HSDPA.

E.     Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.     Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by Period (in millions of reais)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total debt (post hedge)	3,378,355	953,498	1,200,854	365,699	858,304
Operating leases(1)	1,777,083	329,412	696,852	750,819	-
Total(2)	5,155,438	1,282,910	1,897,706	1,116,518	858,304

(1)
The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty. See note 42 to our Consolidated Financial Statements.

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

In 2011, we expect to have approximately R$2.9 billion in capital expenditures relating to our subsidiaries. Most of the planned 2011 capital expenditures relate to extending TIM’s infrastructure capacity and coverage, ensuring high quality levels and supporting the market strategies and updating and developing TIM’s systems and technological platforms. See “Item 4.A. Information on the Company—History and Development of the Company—Capital Expenditures.”

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan (the “Telebrás Pension Plan”) that covered the employees of the Telebrás System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup. We are contingently liable, jointly and severally with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan (the “PBS Plan”) that covers only those former employees of Telebrás who continued to be employed by us after December

1999. We are also contingently liable for the unfunded obligations of the PBS Plan with respect to our employees participating in this plan. See note 38 to our consolidated financial statements.

In November 2002, we created a separate defined contribution plan (the “TIMPREV Pension Plan”). Migration to this plan was optional for employees linked to the PBS Plan. Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS Plan. We are also contingently liable for the unfounded obligations of the TIMPREV Pension Plan with respect to our employees participating in this plan. See note 24 to our consolidated financial statements.

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

Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy, the Code of Ethics, issued by the Company, “Regulamento para Observância dos Atos Anatel nº 68.276, de 31 de outubro de 2007, e nº 3.804, de 07 de julho de 2009”, and “Regulamento para a observância do Acordo de 28 de abril de 2010 celebrado com o Conselho Administrativo de Defesa Econômica (CADE)”.

The following are the current effective members of the Board of Directors and their respective titles, whose terms of office will be valid until the Annual Shareholders’ Meeting to be held in 2013:
Name	Title	Date of Birth	Date Appointed
Manoel Horácio Francisco da Silva	Chairman	July 16, 1945	April 11, 2011
Gabriele Galateri di Genola e Suniglia	Director	January 11, 1947	April 11, 2011
Luca Luciani	Director	November 2, 1967	April 11, 2011
Marco Patuano	Director	June 6, 1964	April 11, 2011
Stefano de Angelis	Director	August 22, 1967	April 11, 2011
Andrea Mangoni	Director	June 5, 1963	April 11, 2011
Maílson Ferreira da Nóbrega	Director	May 14, 1942	April 11, 2011
Adhemar Gabriel Bahadian	Director	October 22, 1940	April 11, 2011
Carmelo Furci	Director	March 12, 1953	April 11, 2011

In addition, it shall be recorded that Messrs. Francisco da Silva, Nóbrega, Bahadian, and Furci are the members of the Board of Directors qualified as independent directors according to Brazilian independence standards. They are scheduled to be re-elected or replaced at the Annual Shareholders’ Meeting to be held in 2013. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Manoel Horácio Francisco da Silva. Mr. Francisco da Silva has been the Chief Executive Officer of Banco Fator since 2002. Before his current position, he was the Chief Executive Officer of Telemar and also managed the area of paper and cellulose from Cia. Vale do Rio Doce. Mr. Francisco da Silva worked in the Group Ericsson do Brasil for 23 years, where he reached the position of Chief Executive Officer in many companies of the Group. He was also the Chief Executive Officer of Ficap, Chief Executive Officer of Sharp Equipamentos Eletrônicos. He also performed as the Superintendent Officer of the Companhia Siderúrgica Nacional, being responsible for the restructuring process of the Cia. Vale do Rio Doce. He has also performed as member of the Board of Directors of many companies, such as Sadia, Bahia Sul, Group Ericson, Docenave and Telemar. He was appointed in 1989 as the major financial professional of the year by the Instituto Brasileiro de Executivos de Finanças (IBEF) and earned 3 prizes in 2001. Mr. Francisco da Silva holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of São Paulo and also completed the Advanced Management Program in the Harvard Business School.

Gabriele Galateri di Genola. Mr. Galateri di Genola was appointed Chairman of Telecom Italia on December 3, 2007 and confirmed in the office on April 15, 2008 until April 11, 2011, when he was reappointed as member of the Board of Directors of Telecom Italia After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analysis Office before being appointed to manage the International Loans Office. From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy and in Paris. In 1977, he joined FIAT S.p.A.., where he moved from Head of North, Central and South American Operations at the International Finance Office to Head of International Finance and, ultimately, Director of Finance. Mr. Galateri di Genola became CEO of Ifil S.p.A.. in 1986. In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002. In June 2002, he was appointed CEO of FIAT S.p.A.. Between April 2003 and June 2007, Mr. Galateri di Genola was Chairman of Mediobanca S.p.A.. He is, Chairman of the Board of Directors of Tim Brasil Serviços e Participaçoes SA, a non-executive Board Member of TIM Participações S.A., Banca CRS S.p.A.., Banca CARIGE, Italmobiliare S.p.A.., Azimut-Benetti S.p.A.., Fiera di Genova SpA, Accademia Nazionale di Santa Cecilia-Foundation, European Institute of Oncology and Edenred SA, He is a member of the General Council and of the Executive Board of Confindustria. He is also Confindustria’s Chairman Representative for telecommunications and broadband development. Mr. Galateri has been awarded the Cavaliere del Lavoro Honour. He is the Chairman of the Board of the Italian Institute of Technology and Member of the International Advisory Board of the Columbia Business School. He is a member of the General Council and of the Executive Board of Assolombarda. Since April 8 2011 he is Chairman of Assicurazioni Generali.

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

Marco Patuano. Mr. Patuano holds a degree in Economics from Università Commerciale Luigi Bocconi. He began his carrer in SIP Central Management in May 1990. From 1990 to 2002 he worked in various departments at Administration, Finance and Control. He was promoted through the ranks at Financial Management between 1998 and 2002. In April 2003, he became CFO at Tim Brasil and Telecom Italia America Latina S.A., a Group subsidiary based in Brazil. Between 2004 and 2006, he served as General Manager at Telecom Italia Latam. In 2006, he moved to Telecom Argentina as Head of Fixed-Line Telephony. He served as General Manager, Operations for Telecom Argentina between May 2007 and July 2008. He was appointed a director at Telecom Italia Media and the Italtel group in September 2008. From August 2008 to November 2009 he was Telecom Italia’s Chief Financial Officer. In November 2009 he is appointed responsible for Domestic Market for Telecom Italia. He is also member of the

Board of Bocconi Foundation and Telecom Italia Foundation. He sits in the Board of Shared Service Center Srl and TLC Commercial Services srl. Since April 13 2011 he is Chief Executive Officer of Telecom Italia SpA.

Stefano de Angelis. Mr. De Angelis is currently responsible for Administration and Control in Telecom Italia SpA. He is also member of the Board of Directors of Matrix S.p.A.., Pathnet S.p.A.., Telecontact Center S.p.A.. and Telenergia S.r.l (Telecom Italia Group Companies). He was the Chief Financial and Investor Relations Officer of TIM Participações S.A. between 2006 and 2007. He has also served as Chief Administration, Finance and Control Officer of the TIM Companies in Brazil since July 2004 and then responsible for the Planning and Control Department at Telecom Italia, since 2008. Between 2002 and 2004, he was responsible for the planning and controlling operations of Telecom Italia Mobile S.p.A.. in Italy. Mr. De Angelis also worked in the Consodata Group Ltd, H.M.C. S.p.A.., Stet S.p.A.. and at Fiat Geva. S.p.A... Mr. De Angelis was a member of the Board of Directors of Stream S.p.A.. between April 2000 and June 2000, TV Internazionale S.p.A.. (“La 7”) between June 2001 and December 2002, MTV Italia S.r.1. between April 2002 and December 2002, Officer of TVI Montecarlo S.A.M. between April 2002 and November 2002, Chief Executive Officer of Globo Communication S.A.M. between April 2002 and November 2002, and Chief Executive Officer and Officer of Consodata Group Ltd between October 2002 and January 2003. Mr. De Angelis holds a degree in Economics and Business Administration from Università degli Studi di Rome and also a MBA from Scuola di Amministrazione Aziendale dell’ Università di Torino, in Italy.

Andrea Mangoni. Mr. Mangoni graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures. Presently, he is Responsible for Administration, Finance and Control & International Development in Telecom Italia. Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle (from July 2009 to July 2010) and as Director of International Business at Telecom Italia S.p.A.. From 1996 to March 2009 he worked in Acea, where he was appointed Chief Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003 was Chief Financial Officer, responsible of strategies, finance, budget, economic planning and control, investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea and he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company. Mr. Mangoni worked for InterAmerican Development Bank (IDB).

Maílson Ferreira da Nóbrega. Mr. Nóbrega has been a member of our Board of Directors since April 2007. He holds a degree in Economics from Centro Universitário de Brasília (CEUB), and held the position of Brazil’s Minister of Finance from 1988 to 1990, after building an extensive career at Banco do Brasil and in the public sector, in which the following positions stand out: Chief Economist and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce, and Secretary General of the Ministry of Finance. He performed as the Deputy Managing Director of the European Brazilian Bank - EUROBRAZ, in London. As a minister, he became a member of the Board of the International Monetary Fund and the World Bank. Mr. Nóbrega is currently a member of the Board of Directors of a number of companies in Brazil and abroad. Mr. Nóbrega was also a member of our Fiscal Committee in 2004 and in 2005. He wrote three books and is now a columnist of the weekly Veja Magazine.

Adhemar Gabriel Bahadian. Mr. Bahadian holds a degree in Law from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and a master’s degree from Instituto Rio Branco. Mr. Bahadian was a Brazilian Ambassador in Rome from 2006 to 2009 and a Deputy-Chairman of the trade negotiations related to the Free Trade Area of Americas (FTAA) from 2003 to 2005.

Carmelo Furci. Mr. Furci is currently partner of Furci Consulting LTDA., focused on doing business in Brazil. In 2010, he became the Chief Executive Officer of the Ongoing Group, responsible for publishing economic diaries. He was appointed to the Board of Directors of TIM Participações S.A. on August 6th, 2008 and as Chairman of TIM Brasil Serviços e Participações S.A.. He was appointed as Vice President of Telecom Italia Group in Latin America, on June 14th, 2008. After earning his first degree in 1978, he worked as a consultant in Vector - Center for Social and Economic Studies in Amsterdam and Santiago, Chile. In 1982, he earned his Doctorate of Philosophy in

Economics and Government at the London School of Economics (LSE), part of London University. After three years working as a NATO Senior Fellow in Political Science, he spent the years of 1983 and 1984 at the London School of Economics (LSE), where he became an Honorary Fellow in Latin American Studies. In 1984, he taught international relations at American University of Rome (AUR). Mr. Furci worked at Enimont from 1985 to 1989 as Supervisor of International Relations. In the following year he joined the World Bank, as head of the department of Foreign Affairs for Europe and the Vatican State. Within 1994 and 1997, he worked as Manager of Strategies for International Affairs. Since he joined the Telecom Italia Group in 1998, he held several positions, starting as Chairman of the Board of Directors and Chief Executive Officer of Telecom Italia do Brasil, and head of Economic and Public Affairs of Telecom Italia Latin America. After returning to Italy, he joined the Division of Financial Management and Control in 2002, where he became responsible for relations with international financial organizations, to which position he was reelected in 2006. From December 2007 to May 2008, he was appointed as Coordinator of the Director Committee for Telefónica Group relations. Mr. Furci held the positions of director of Telecom Italia Group companies, namely: Solpart, Brazil Telecom, ETECSA Cuba, Entel Bolivia and Entel Chile. He was also the Chairman of Tele Nordeste Celular and Tele Celular Centro Sul in Brazil. He is a member of the OECD task force in China, and wrote several books about Latin America.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

As approved in the Annual and Extraordinary Shareholders’ Meeting held on April 27, 2010, our Board of Executive Officers is comprised of at least two and no more than nine members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (i) Chief Executive Officer, (ii) Corporative Support Officer, (iii) Chief Financial Officer, accumulating with the function of Investor Relations Officer,(iv) Purchasing & Supply Chain Officer, (v) Chief Commercial Officer, (vi) Chief Marketing Officer, (vii) Regulatory Affairs Officer, (viii) Wholesale Officer . Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Executive Officers and their respective titles, whose terms of office will remain valid until the first Board of Directors’ Meeting to be held after the Annual Shareholders’ Meeting of 2012:
Name	Title	Date of Birth	Date Appointed
Luca Luciani	Chief Executive Officer	November 2, 1967	May 3, 2010
Claudio Zezza	Chief Financial Officer and Investors Relations Officer	May 22, 1963	May 3, 2010
Daniel Junqueira Pinto Hermeto	Purchase & Supply Chain Officer	April 27, 1971	May 3, 2010
Luca Luciani	Corporative Support Officer	November 2, 1967	May 3, 2010
Lorenzo Federico Zanotti Lindner	Chief Commercial Officer	August 10, 1973	May 3, 2010
Rogerio Takayanagi	Chief Marketing Officer	October 5, 1974	May 3, 2010
Mario Girasole	Regulatory Affairs Officer	June 8, 1968	December 13, 2010
Antonino Ruggiero	Wholesale Officer	November 29, 1965	December 13, 2010

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

Daniel Junqueira Pinto Hermeto. Mr. Hermeto holds a degree in Electrical Engineering from the Escola Federal de Engenharia de Itajubá (1994), attended a post-graduate program in Business Administration at the Fundação Getulio Vargas – São Paulo (2002) and also holds a MBA in Executive Management from the Fundação Instituto de Administração – São Paulo (2007). He began his career in 1995 as a Product and Sales Engineer at Siemens - São Paulo. In 1997, Mr. Hermeto was promoted to the role of Senior Engineer, performing his duties in Munich. From 1998 to 2008, he worked for Motorola, where he worked as Manager of Purchasing and Senior Purchaser (1998-2002), performing his duties in the City of Jaguariúna, State of São Paulo, Senior Manager of MP&L (2003-2004), performing his duties in Mexico, Chief Officer of Manufacturing Operations (2005) and Chief Officer of Purchasing, Planning and Logistics (2006-2008), performing the duties of the last two positions in the City of Jaguariúna, State of São Paulo. Between February, 2008 and November, 2009, Mr. Hermeto worked as the Chief Officer of Purchasing and Logistics, in Claro, reporting directly to the Chief Executive Officer, and was responsible for the areas of Purchasing, Sourcing, Logistics and Inventory Management throughout the country, performing his duties in the City and State of São Paulo.

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

Rogerio Takayanagi. Mr. Takayanagi holds a degree in Electrical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), is a specialist in Business Administration by the Fundação Getulio Vargas de São Paulo (FGV-SP) and has a broad experience in the telecommunications industry, where he has worked for twelve years on projects in Europe, Asia, Middle East, along with South America. Mr. Takayanagi worked for seven years for the consultancy Value Partners and for five years for Promon Telecom, managing strategic projects of mobile and fixed telecom, in the regulatory, public and technological areas.

Mario Girasole. Mr. Girasole is an Italian citizen, with Laurea Magistralis in Economics, University LUISS (Rome). Has an L.L.M. in International Business Law (London), post graduate in Competition Policy, in International Commerce and Modern Economic History, and executive education at London Business School (Finance) and Harvard (School of Government). He joined TIM in 1997, for the regulatory and pricing area, in Rome. Previously, he was responsible for economic analysis in antitrust in law firms. From 2000 until 2003, he headed, in Brussels, the TIM group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe). Since 2004 in Brazil, he became Chief of Public and Economic Affairs at Telecom Italia America Latina. During this period, he worked also as Director of Entel Bolivia and Alternate Director of TIM Participações S.A. Mr. Girasole is the Regulatory Affairs Officer of TIM Participações S.A., since January 2009, and member of Board of Directors and of Officers of national and international entities, including Febratel, Accel / Telebrasil, GSM Latin America, Department of Infrastructure and the House of FIESP Italo-Brazilian Trade.

Antonino Ruggiero. Mr. Ruggiero is an Italian citizen, graduated at the Instituto Tecnico Industriale Electronic Napoli (Italy). Worked in Technical Support Engineer of Ericsson (Mobile Network Area) and BT Italia (Long Distance Operator Area). From 1994 to 1997, he worked as Manager of Network Operations at Vodafone. From 1997 to 2000, he became Chief Technology Officer of Entel PCS, in Chile. From 2000 to 2005, he became Chief Technology Officer of Ária Ilethisim, in Turkey. From 2006 to 2008, he worked as Chief Technology Officer at TIM Celular S.A.. Since 2009, he holds the position of Wholesale Officer of TIM Celular S.A. and TIM Participações S.A. and, in 2010, he was elected the Chief Executive Officer of Intelig Telecomunicações Ltda.

Fiscal Committee

The Fiscal Committee’s composition for 2011 consisted of three members, two of which were elected by the majority common shareholders and one by the minority preferred shareholders.

The following are the current members of our Fiscal Committee:
Name	Date of Birth	Date appointed	Term
Alberto Emmanuel Carvalho Whitaker	October 10, 1940	April 11, 2011	1 year
Oswaldo Orsolin (*)	May 30, 1943	April 11, 2011	1 year
Carlos Alberto Caser	December 8, 1960	April 11, 2011	1 year
Samuel de Paula Matos (*)	March 22, 1948	April 11, 2011	1 year
Jorge Michel Lepeltier (*)	September 29, 1947	April 11, 2011	1 year

(*)	Audit Committee financial experts.

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

B.    Compensation

At the year ended on December 31, 2010, we approved the aggregate amount of approximately R$4.3 million as compensation to our directors and executive officers. The officers and directors did not receive any benefit not included in the compensation referred to in this Annual Report. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2010. Our executive officers and other managers of the company are eligible to receive an incentive (MBO or “Management by Objectives”) bonus. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible executive officers and other managers may receive a multiple of their base salary if they achieve certain pre-established targets.

At the year ended on December 31, 2010, each member of our Board of Directors received R$168,000 and each member of our Fiscal Committee received an annual compensation of R$150,000, proportionally paid according to each member’s acquisition period.

We are not required under Brazilian law to disclose, and have not disclosed, the compensation of our officers on an individual basis. However, we are required to disclose the maximum, medium and minimum amounts paid to the members of each corporate body.

C.    Board practices

See “Item 6A. Directors, Senior Management and Employees—Directors and Senior Management” and “Item 6B. Directors, Senior Management and Employees—Compensation.”

D.    Our Employees

On December 31, 2010, we had 10,138 full-time employees. The following tables show a breakdown of our employees as of December 31, 2010, 2009 and 2008.

	As of December 31,
	2010	2009(*)	2008
Total number of employees	10,138	9,811	10,296
Number of employees by category of activity
Network	980	1,011	771
Sales and marketing	3,020	2,888	3,420
Information technology	447	459	449
Customer care	4,703	4,320	4,589
Support and other	988	1,133	1,067

(*) Includes 580 new employees from the merger with Intelig.

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações – Fenattel and the Federação Interestadual dos Trabalhadores em Telecomunicações – Fittel or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste. We negotiate a new collective labor agreement every year with the local unions. The collective agreements currently in force expire in 2011. Management considers our relations with our work force to be satisfactory. We have not experienced a work stoppage that had a material effect on our operations.

Employee Benefit Plans

Our employees at the time of the Breakup of Telebrás had the right to maintain their rights and benefits in the Telebrás Pension Plan, managed by Fundação Telebrás de Seguridade Social – Sistel (“Sistel”), a multi-employer defined benefit plan that supplements government-provided retirement benefits. We make monthly contributions to the Telebrás Pension Plan in amounts equal to 13.5% of the salary of each employee covered by the defined benefit plans administered by Sistel. Each employee member also made a monthly contribution to Sistel based on age and salary. Members of the Telebrás Pension Plan qualified for full pension benefits after reaching age 57 provided they had been members of the Telebrás Pension Plan for at least ten uninterrupted years and have been affiliated with the social security system for at least 35 years. The Telebrás Pension Plan operated independently from us and their assets and liabilities were fully segregated from the sponsor’s, and operate with independent management; however, we were contingently liable for all of the unfunded obligations of the plan. Employees hired after the Privatization did not become members of the Telebrás Pension Plan, and we did not contribute to any defined benefit pension fund on behalf of such employees. See note 33 to our consolidated financial statements.

In January 2000, TIM and the other companies that formerly belonged to the Telebrás System agreed to break the existing solidarity basis of the Sistel Pension Plans, resulting in the creation of a subdivision of the original plan, covering the Telebrás System as a whole. These new private pension plans have retained the same terms and conditions of the Telebrás Pension Plan. The division served to allocate liability among the companies that formerly belonged to the Telebrás system according to each company’s contributions in respect of its own employees (currently PBS-A, comprised of retirees and pensionists). Joint liability among the Telebrás Pension Plan sponsors will continue with respect to retired employees who will necessarily remain members of the Telebrás Pension Plan. See note 38 to the consolidated financial statements.

During 2002, TIM created a new defined contribution pension plan (“TIMPREV”), which allowed employees to migrate from the former pension plan, which had its solidarity basis eliminated in 2000. TIMPREV was approved by the Secretary of Complementary Pension on November 13, 2002 in Notification 1,917 CGAJ/SPC. TIMPREV sets forth new guidelines for the granting and maintenance of benefits and outlines new rights and obligations for Sistel, the plan administrator; sponsors; participants and their respective beneficiaries.

Migration from the PBS Plan to TIMPREV is optional. In order to encourage migration to TIMPREV, we offered bonuses to those employees migrating before January 29, 2003. As of December 31, 2004, more than 90%

of the participants in our private plan had migrated to TIMPREV. Upon electing to migrate to TIMPREV, a participant extinguishes all rights to benefits under the PBS Plan.

During 2008, the Company made its best effort to encourage migration of the remaining participants of the defined benefit plans to TIMPREV. Even though employees agreed with the migration proposed, legal matters did not allow this change at that time. The situation was solved in 2009 and a new cycle of migration encouragement for TIMPREV was offered. On this occasion more participants migrated to TIMPREV plans, one of the plans (PBT) was closed.

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

Due to the incorporation of Intelig by TIM in 2010, the pension plan of this company was taken over by TIM. The Intelig pension plan is a closed defined contribution plan, managed by HSBC Pension Fund and it’s not offered to our employees anymore, since we have started a process with the Secretary of Complementary Pension to change the plan rules, in order to close the plan to new members. For new Intelig employees or those transferred from Intelig to TIM, we now offer the supplementary defined contribution plan managed by Itaú Vida e Previdência S.A, since Intelig also became a sponsor of this plan.

E.     Share Ownership

The directors and members of our administrative, supervisory and management bodies do not hold, in the aggregate, more than 1% of either the common shares or preferred shares outstanding. As of December 31, 2010, our directors and executive officers, owned, in the aggregate, no common shares and 100 preferred shares.

Item 7. Major Shareholders and Related Party Transactions

A.    Major Shareholders

Of our two classes of capital stock outstanding, only our common shares have full voting rights. The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the common shares or more as of December 31, 2010. The common shares held by TIM Brasil have the same voting rights as the other common shares.

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

As of December 31, 2010, there were 349,964,441 preferred shares represented by ADSs. As of such date, the number of preferred shares represented by ADSs represented 21.44 of the total number of preferred shares outstanding and 14.1 of our total capital.

B.    Related Party Transactions

As of December 31, 2010, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had inter-company receivables and payables in amounts of R$17.974 million and R$44,548 million, respectively on December 31, 2010. See note 36 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are a guarantor of a promissory note issued by TIM Celular in the amount of R$7.5 million as of December, 2010. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Celular, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million . See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Sources of Funds—Financial Contracts.”

We are a guarantor of a promissory note issued by TIM Celular in the amount of R$37.5 million as of December 31, 2010. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Celular, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million . See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

We are a guarantor of a promissory note issued by TIM Celular in the amount of R$49.8 million as of December 31, 2010. This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Celular, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of April 27, 2005, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$85 million. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Sources of Funds—Financial Contracts.”

We are the guarantor of a promissory note issued by TIM Celular, as borrower, in the amount of R$48.9 million as of December 31, 20. This promissory note was issued pursuant to a guarantee agreement between Unibanco and TIM Celular, in which Unibanco issued a letter of guarantee for the Credit Agreement dated October 14, 2005, between TIM Celular, as borrower, and BNDES, as lender, in the principal amount of R$35.9 million. See “Item 5B.

Operating and Financial Review and Prospects—Liquidity and Capital Resources— Sources of Funds—Financial Contracts.”

We are the guarantor of a promissory note issued by TIM Celular in the amount of R$73.9 million as of December 31, 2010. This promissory note was issued pursuant to a guarantee agreement between Banco Votorantim S.A. and TIM Celular, in which Banco Votorantim S.A. issued a letter of guarantee for the Credit Agreement, dated as of February 14, 2008, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67 million. See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Sources of Funds—Financial Contracts.”

We are guarantor for TIM Celular ´s Finance Contract with European Investment Bank in the principal amount of € 200 million as of December 31, 2010. BBVA Milan Branch and BES Portugal, issued, respectively, a guarantee in the principal amount of € 147 million and € 73 million, for the Finance Contract, dated as of June 3, 2008, between TIM Celular, as borrower, and European Investment Bank, as lender.

We are guarantor in favor of BNDES, in the amounts of: R$1,867.4 million under the Credit Agreement dated as of August 10, 2005, of TIM Celular; under the Credit Agreement dated as of November 19, 2008, of TIM Celular, under the Credit Agreement dated as of October 6, 2008 of TIM Celular and under the Credit Agreement dated as of October 6, 2008, of TIM Nordeste (incorporated by TIM Celular). See “Item 5B. Operating and Financial Review and Prospects—Liquidity and Capital Resources— Financial Contracts.”

Agreement between Telecom Italia S.p.A.. and TIM Participações

This agreement, originally signed in May 3, 2007, was extended for an additional 12 months beginning on January, 2010 pursuant to the approval by TIM Participações’ shareholders in a meeting held on April 27th, 2010. The purpose of the agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused in adding value to the operations of TIM Participações through:

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

The second extended term of the agreement provides for a total price cap of € 8.9 million. The price cap represents the maximum consideration to be paid by TIM Participações operating companies for all the services and support rendered by Telecom Italia during 2010. Under the agreement’s first extended term, the price cap amounted to €10.5 million. Under the original agreement the price cap amounted to €14.5 million and for the year ending December 31, 2007 we made a provision of €13.6 million (approximately R$35 million). As customary, in transactions of this nature, we hired a specialized and independent firm (Accenture do Brasil) to perform an economic appraisal of the agreement. The report prepared by Accenture do Brasil and presented to our Board of Directors concluded that the amounts provided for in the agreement are more favorable to us than market prices.

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

We have challenged this action vigorously, and after some preliminary decisions by lower courts we have obtained a unanimous decision from the Regional Federal Court of Appeals (“Tribunal Regional Federal”) permitting the migration from SMC to PCS, reserving discussion about the return of the assets to the Brazilian Federal Government for a later date. The judge extinguished the action. The decision was subject to compulsory appeal at a superior court. On October 19, 2007, the court of appeals ordered the return of the case to the lower courts to allow other interested parties to take part in the litigation. Despite the call notice to summon other interested party, there was no admittance in this lawsuit. On July 2, 2009, the judge extinguished the action again, but this decision was subject of another compulsory appeal at a superior court. We are waiting for the second instance’s court decision.

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

On January 10, 2010, the judge dismissed the case and the decision was subject to compulsory appeal at superior court. We are waiting for the second instance court’s decision.

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

Under the terms of the Breakup of the Telebrás system, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the Breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the New Holding Companies are jointly and severally liable by operation of law) and any liability for which specific accounting provisions were assigned to the Holding Company or one of the other New Holding Companies. In June 2007, the judge extinguished the action. This decision was compulsorily appealable at a second instance. In April 2011, this appeal was dismissed and we are waiting for the superior court’s instance decision. Our management believes that the chances of claims of nature materializing and having a material adverse financial effect on us are remote.

Litigation Related to the values charged for VU-M

In August 2007, GVT filed a lawsuit against TIM Celular, and other telecommunications companies, before the 4th Federal Court. The plaintiff claims that a contractual clause establishing the VU-M amount used by the defendants in their interconnection arrangements is illegal and abusive and as such plaintiff requires that (1) the clause be annulled and (2) all amounts allegedly charged in excess since July 2004 be refunded. A preliminary order was granted determining the payment by GVT to TIM and other defendants of VU-M on the basis of R$0.2899 per minute and that GVT shall deposit on court the difference between such amount and the value charged by the defendants. As both in-house and outside counsels find that the risk of loss for the subsidiary is possible, no provision has been recorded.

Other Litigation

We are a party to certain legal proceedings arising in the normal course of business. Most of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect charges imposed by us as well as defects on mobile handsets we sell. Most labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2010, we were a party to approximately 69.669 consumer protection claims and 2,350 labor law claims. There are also 228 public civil actions and class actions (respectively “ação civil pública” and “ação popular”). We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

Litigation Related to the Application of PIS and COFINS

In 2001, 2002 and 2004, the Federal Government, through the “Ministério Público Federal”, filed lawsuits to prevent TIM Sul and TIM Nordeste Telecomunicações from passing along to their respective customers’ costs regarding PIS and COFINS. See “Item 4B. Information on the Company—Business Overview—Taxes on Telecommunications Goods and Services.” The Federal Government also claimed that these entities should compensate their customers for these charges by paying each of them an amount equal to double the amount that was individually paid.

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

In May 2005, the Brazilian tax authority in the state of Minas Gerais issued five tax assessment notices to TIM Nordeste. Two of these notices related to corporate income tax (IRPJ) assessments, two refer to social contribution on net income tax (CSLL) assessments, and one refers to an income tax withheld at the source (IRRF) assessment, all related to 2002. In the case of the IRPJ and CSLL notices, the asserted infractions are (i) alleged improper adjustments to net income in determining profits relating to inappropriate adjustments due to monetary variations in swap arrangements; (ii) alleged exclusion of exchange rate variations of foreign debt that were improperly eliminated and deducted as an expense from cash flow statement; and (iii) the imposition of a penalty based on the argument that the tax should have been collected based on estimated income. The notice relating to the IRRF assessment alleges that the tax paid was less than the tax due because the calculation of IRRF was made considering as a basis of calculation the net amount between revenue and expense.

We are challenging these tax assessments with the appropriate Brazilian tax authorities and a final decision is pending. The total value of the five tax assessments notices is R$126.9 million. We believe that the probable amount that we would be required to pay is R$32.8 million and we have made provisions in this amount. In September of 2009, the former TIM Nordeste decided to adhere to REFIS, and made CSLL collections in the amount of R$4.9 million, referring to the CSLL assessment described in item (i) above, (alleged improper adjustments to net income in determining profits relating to inappropriate adjustments due to monetary variations in swap arrangements.) As R$8.5 million had already been provisioned to face the original CSLL assessments, a remaining amount of R$3.7 million was reverted in the Company’s balance sheet.

These tax assessment notices remain in discussion with the fiscal authorities. The remaining amount in discussion is R$209.8 million, with a provision of R$24.2 million.

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

In 2006, TIM Celular received a tax assessment notice remitted by the Federal Revenue Department of the State of Rio de Janeiro, in total amount of R$0.8 million, related to: supposed non homologation of diverse requests of compensation for the utilization of IRPJ and CSLL debt balance of calendar-year 1998 with COFINS, IRPJ and CSLL debts. Based on the opinion of internal and external legal advisers, it was concluded that the loss is probable. In September of 2009, the company adhered to REFIS, having made the payment of R$0.3 million, the remaining provisioned amount of R$0.5 million was reverted in favor of the controlled company (registered under caption “Income tax and social contribution provision”).

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

In December of 2006, the controlled company Intelig received a tax assessment notice from the Federal Revenue Department in the sum of R$49.0 million resulting from the absence of payment of the IRRF and CIDE over remittances abroad for payment of international interconnection. The aforementioned notice is being contested, with the administrative proceeding on suspended liability. Considering that Intelig had a final positive decision related to the Writ of Mandamus issued by the company in order to recognize the effects of Melbourne Treaty in Brazil (exception of taxes), the tax assessment will be cancel by administrative authorities.

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

In September of 2009, the controlled company adhered to REFIS (Brazilian Tax Debt Restructuring Program), amnesty of fines and interests and the possibility of federal tax debts to be paid in installments according to the Law n° 11.941/2009, having made the payment of R$3.2 million and the provisioned remaining amount of R$9.5 million was reverted in favor of the controlled company (R$0.8 million registered under the caption “Contingence provision reversal” and R$8.8 million under the caption “Income tax and social contribution provision”).

Also in September of 2009, the controlled company adhered to REFIS, having made payment of R$1.7 million and the remaining provisioned amount of R$1.5 million was reverted in favor of the controlled company (registered under caption “Income tax and social contribution provision”).

On March 22, 2011, TIM Celular, received a notice of tax assessment issued by the Brazilian Federal Revenue Office in the total amount of 1,265 million Brazilian reais (approximately 550 million euros), including penalties and interest, upon completion of a tax audit covering the years 2006, 2007, 2008 and 2009 of TIM Nordeste Telecomunicações S.A. and TIM Nordeste S.A. (formerly denominated Maxitel), companies that were merged in several steps into TIM Celular for the purpose of simplifying the corporate structure in Brazil.

The notice of tax assessment contained a number of matters, of which the most significant are summarized as follows: (i) the disallowance of the deduction of amortization of goodwill related to the acquisition of Tele Nordeste Celular Participações S.A. (“TNC”) which was originally recorded by Bitel Participações S.A. (Bitel); (ii) the incorrect exclusion of the goodwill previously amortized by Bitel, 1B2B and TNC, and transferred to the LALUR (Livro de Apuração do Lucro Real – IRPJ Taxable Income report) of the TIM Brasil group operating companies; and (iii) the disallowance of the tax effects of the merger between TIM Nordeste Telecomunicações S.A. and Maxitel S.A.

The matters raised in the notice of tax assessment will be challenged by TIM Celular in administrative court with the filing of an initial defense document by April 25, 2011. Management, with the assistance of external tax advisors, is compiling defense documentation and believes that the likelihood of a significant negative outcome for the Company in respect to this matter is not probable.

Litigation Related to the Deduction of Goodwill Paid in the Sistema Telebrás Auction

TIM Nordeste received on October 30, 2006 tax assessment notices at the amount of R$331.2 million, that was reduced to the amount of R$258.1 million, related to the set-off of the premium paid (goodwill) in the Sistema Telebrás auction (acquisition of mobile companies) against the company’s income for tax purposes. Such tax assessment notices and are based on the following facts: (a) non tax-deduction of the expense resulted from the goodwill pay-off; (b) exclusion of the goodwill registered in the book taxable income (LALUR) of the company merged into TIM Nordeste; (c) improper set-off of the debt disallowance and tax loss carryforward related to the previous fiscal years; (d) overdeduction of the activity profit tax break; (e) previous tax-deduction of the disallowance of the withholding Social Contribution on Net Income (CSLL); (f) improper deduction of the annual monetary adjustment of the prepaid Corporate Income Tax (IRPJ) and CSLL; (g) fine over the lack of payment of IRPJ and CSLL which are due based on a monthly estimative.

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

In September of 2009, in one of the compensation lawsuits there was a decision partially favorable to the former TIM Nordeste reducing part of the credit compensated by the controlled company. Currently, the controlled company continues to defend the rest of the compensation lawsuits which have as a remaining balance the total of R$82.3 million.

In May and July 2008, TIM Nordeste received 49 compensation processes issued by the Federal Treasury related to the IR and CSL totaling R$10.9 million. Based on its internal and external lawyers’ opinion, we have not set up a provision for the above mentioned tax assessments.

In December 2010, TIM Celular received a tax assessment notice from the Federal Revenue Department in the sum of R$164.1 million related to the set-off of the premium paid (goodwill) against the company’s income, for tax purposes. Such tax assessment notices are based on the following facts: (a) non tax-deduction of the expense resulted from the goodwill pay-off; (b) exclusion of the goodwill registered in the book taxable income (LALUR) of the company merged into TIM Nordeste; (c) the company was not entitled to enjoy the tax benefit relating to SUDENE because it failed to present the authorities the request based in which they should have acknowledged its right to use the tax benefit.

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

TIM Celular and the former TIM Nordeste in October, November and December of 2009, received, respectively, 154 and 41 tax assessment notices in the amounts of R$20.5 million and R$5.5 million in which the tax authority considers some of COFINS compensation request to be unlawful, related to the import of services in the period between 2005 and 2007. These assessment notices are currently being administratively questioned by the Company.

In May, 2010, TIM Celular received a tax assessment notices issued by the Federal Revenue Department in the sum of R$50 million related to (i) lack of payment of Income Tax on income of residents abroad returned by way of international roaming and payment to beneficiaries not identified, (ii) non-payment of CIDE on royalties in remittances abroad and on remittances to international roaming, and (iii) reduction of tax losses (income tax and social contribution) for the deduction of expenses not substantiated by way of technical services. These assessments were timely contested by the subsidiary and awaiting a decision on an administrative level.

Litigation Related to the Application of ICMS

In June 1998, the governments of the individual Brazilian States agreed to construe existing Brazilian tax law in a way to apply ICMS in respect of certain revenues, including cellular activation fees and monthly subscription charges that had not previously been subject to such taxes. Under Brazilian law, there is a risk that the state governments could seek to apply this interpretation retroactively to activation and subscription fees charged during the five years preceding June 30, 1998. We believe that the attempt by the state governments to extend the scope of ICMS to services that are supplementary (such as monthly subscription charges) to basic telecommunications services is unlawful because:

•	the state governments acted beyond the scope of their authority;

•	their interpretation would subject to taxation certain revenues, particularly activation fees, that are not considered to be payments for telecommunications services; and

•	new taxes may not be applied retroactively.

It should be noted that certain second level courts have addressed this issue and ruled that the ICMS is not applicable to services that are supplementary to basic telecommunications services, relieving TIM from the payment of the ICMS tax on activation fees in certain Brazilian States. In other States TIM is required to make judicial deposits in connection with the activation fee tax until a final decision is granted on the matter. There have been recent decisions favorable to the operators addressing the fact that certain revenues, including cellular activation fees and subscription charges are not subject to ICMS tax to date. TIM has been granted favorable final decisions relating to the states of Paraná, Santa Catarina, Sergipe, Alagoas, Rio Grande do Sul and Paraíba. Additionally, the Company has filed lawsuits in the Brazilian States of Pernambuco, Rio Grande do Norte, Piauí, Ceará, and Bahia, and has been granted favorable second level decisions in most of them. We have not made any accruals in connection therewith.

TIM Celular received notices from the fiscal authorities of the State of Santa Catarina in the years 2003 and 2004, which related mainly to disputes as to the applicability of ICMS taxation over telecommunication services rendered by the Incorporated Company (TIM Sul), as well as commercialization of mobile devices. The amount currently in discussion is of R$41.6 million considering diverse successes in administrative proceedings (the amount initially noticed was of R$95.4 million). The controlled company continues to discuss, on both administrative and judicial levels, such tax assessment notices and based on the opinion of internal and external legal advisers, Management concludes that the lawsuits still in discussion have been evaluated as a possible loss.

The controlled companies, the former TIM Nordeste and TIM Celular, received during the last few years tax assessment notices entered by fiscal authorities of various Brazilian States related to ICMS payment over operational activities of telecommunications services rendering, as well as commercialization of merchandise. Some of the alleged bases for the notices, according to plea by the ICMS inspection, included: (i) the liability for the difference between the internal and interstate ICMS tax rate in the acquisition of assets destined to the fixed, use and consumption assets, as well as determination of the basis of calculation of the referred tax over commercialization merchandise acquisition operations; (ii) bookkeeping of taxed services (according to the understanding of the National Treasury) as non-taxed by the controlled in the Sales Journal; (iii) alleged reduced payment through utilization of the wrong tax rate and entry of telecommunication services as non-taxed; (iv) alleged lack of payment due to differences in the amounts effectively paid and the declared; (v) payment of tax beyond term established by state legislation, among others. Referred tax assessment notices are being defended in administrative and judicial proceedings. The total amount involved in these cases, with respect to amounts greater than R$5.0 million, is R$105.7 million.

The controlled companies, former TIM Nordeste and TIM Celular, received tax assessment notices of ICMS entered by the fiscal authorities of the States of Rio de Janeiro and Bahia pleading the lack of payment of the tax, as well as the additional tax rate related to the Fight Against Poverty and Social Differences Fund supposedly incident over: (i) rendering of international roaming services; and (ii) rendering of services in the pre-paid modality. Referred notices are being defended administratively and total the sum of R$50.4 million.

The former TIM Nordeste and current TIM Celular, received, tax assessment notices entered by the fiscal authorities of the States of Paraíba, Rio de Janeiro, Bahia, São Paulo and Goiás in the respective amounts of R$8.2 million, 38.2 million, 8.5 million, 20 million, 47 million and R$7.4 million, related to the lack of proportional reversal of ICMS credits relative to exempt and non-taxed sales. The notices are being objected administratively by the controlled companies.

The controlled companies TIM Celular and former TIM Nordeste received tax assessment notices entered by the fiscal authorities of the States of São Paulo and Minas Gerais in the amounts of R$286.010 million and R$17.2 million, respectively, aiming at the supposed non inclusion of conditional discounts offered to clients in the base of calculation of ICMS. The companies intend to defend themselves against such charge until it reaches a higher court of the Judiciary.

In November 2002, the controlled company Intelig received a tax assessment notice entered by the State Treasury Department of Minas Gerais in the amount of R$8.5 million, related to the supposed undue utilization of ICMS credit in the acquisition of fixed assets and material destined to be used and consumed by the company. The tax assessment notice is being defended judicially.

In November of 2005, the controlled company Intelig received a tax assessment notice entered by the State Treasury of Mato Grosso in the amount of R$11.7 million related to the supposed undue utilization ICMS credit in the acquisition of fixed assets without the support of the respective invoice, and relating to the credit of difference rate of ICMS paid by the company in an interstate transfer or acquisition of fixed assets The tax assessment notice is being defended judicially.

In December of 2007 and December of 2008, the controlled company Intelig received two tax assessments notices entered by the State Treasury of São Paulo in the respective amounts of R$6.2 million and R$11.3 million, respectively, related to the supposed undue employment of ICMS credit in the years of 2002 and 2003, through reversal of debt in the canceling of telecommunication services effectively non rendered. The tax assessment notice received in 2002 finished administratively without success for the company and the judicial discussion of the debt was initiated. The tax assessment notice corresponding to the year of 2003 is still being defended administratively.

In August of 2009, the controlled company Intelig received a tax assessment notice entered by the State Treasury of Rio de Janeiro in the amount of R$4.8 million, related to the supposed undue utilization of ICMS credit by the application of the inadequate coefficient of reduction of the credit tax in relation to the exempt and non-taxed sales operations occurred in the period of 2004 to 2009. The notice is being defended administratively.

In 2008 and 2009, the former TIM Nordeste and TIM Celular, received tax assessment notices, in a total sum of R$122.2 million, entered by the fiscal authorities of the State of Ceará, São Paulo, Pernambuco, Paraná and Minas Gerais aiming at debt caused by the employment of ICMS credit in the acquisition of electric energy. The notices are being defended administratively by the companies.

In January, 2010, TIM Celular received a notice of tax assessment issued by the State of São Paulo related the debit originated from improper reversal of ICMS credit arising from goods shipped to the Zona Franca de Manaus (free trade zone) in the amount of R$6.4 million. The notice is being defended on administrative instance by the companies.

The controlled companies TIM Celular received notices of tax assessments in a total sum of R$56.4 million, entered by the fiscal authorities of the State of Paraíba and Paraná related to non-payment of ICMS on the provision of telecommunications service (pre-paid model). The notice is being defended on administrative instance by the companies.

In April 2010, TIM Celular received notices of tax assessments issued by the State of Rio de Janeiro, totaling R$17.558, about (i) non payment of ICMS as ST (responsible taxpayer), related to goods transferred from stock to fixed assets,; (ii) the company kept the credit of ICMS related to goods that were sold with the price below to the cost of acquisition. These tax assessments are being litigated on administrative instance.

In November, 2010, TIM Celular received notices of tax assessments issued by the State of São Paulo, totaling R$18.444, about the improper credit of ICMS on telecommunication services not provided due to subscription fraud, and alleged duplicity in crediting of ICMS on 2005. The tax assessments are being defended on administrative instance.

In November, 2010, TIM Celular received notices of tax assessments issued by the State of São Paulo and Rio Grande do Sul, totaling R$67.958, about reversal of ICMS credit on acquisition of fixed assets allegedly without proof of the merits of accounting book. The tax assessments are being defended on administrative instance.

Municipality of Rio de Janeiro ISS tax Charges

TIM Celular received a tax assessment notice from the Municipality of Rio de Janeiro related to the supposed lack of collection of ISS in the value of R$94.4 million. The main reason of this tax assessment notice is related to site-sharing agreements (infrastructure). The municipality wants to charge the ISS over these agreements in view of the Complementary Law nr. 116/03, exhibit item 3.04. However, we have strong arguments to fight against this law because the ISS is a tax on services and the site-sharing agreements do not involve services. Moreover, there is a lawsuit challenging the constitutionality of item 3.04 of the Complementary Law nr 116/03 (ADIN – Ação Direta de Inconstitucionalidade). TIM is challenging this tax assessment with the appropriate Brazilian tax authorities and a final decision is pending. IM believes that there is a possibility of being required to pay this tax assessment but that it is not probable. Accordingly, no provision was made for this amount.

Litigation Related to the Payment of FUST

The FUST tax is levied at a rate of 1% on gross revenues, net of discount, cancel services, ICMS, PIS and COFINS, and its initial cost may not be passed on to clients. In light of a ruling issued by Anatel in 2005, the TIM Group, together with the other telecommunications mobile providers in Brazil, had filed a lawsuit and obtained a preliminary injunction (now confirmed by a first level decision, still subject to appeal) authorizing the company not to collect the FUST related to interconnection revenues received from other company. TIM has not been collected the FUST assessed on interconnection fees.

Since October of 2006, Anatel is entering tax assessments notices against the controlled of the Company, which are related to the amounts of FUST on revenues of interconnection supposedly due in the years of 2001 to 2005 as well as penalty. Such tax assessments notices sum the amount of R$194.7 million.

The Controlled Intelig received several tax assessments notices entered by Anatel totalizing the sum of R$45.6 million, which are related to the amounts of FUST on revenues of interconnection transferred to others companies, supposedly due in the period of January to December of 2001, 2002 and 2003, respectively. The referred notices are being defended administratively. We estimate the likelihood of an adverse ruling in this matter is possible.

Litigation Related to the Payment of FUNTTEL

The Ministry of Communications entered tax assessments notices against TIM Celular and the old TIM Nordeste, in the total sum of R$166.9 million, which make reference to the amounts of FUNTTEL on revenues of interconnection received from others companies, related to the years of 2001 to 2005, as well as penalty. The understanding of the Company is that the aforementioned revenues are not subject to incidence of FUNTTEL. It was applied injunction in order to cover the interests of the Company about the non-collection of FUNTTEL on revenues of interconnection based on the same arguments defended in the lawsuit of FUST.

TIM Group filed a writ of mandamus and obtained a preliminary injunction authorizing us not to collect the FUNTTEL tax related to interconnection revenues. We estimate the chance of an adverse ruling in this matter is possible. For this reason, we have not made any accrual in connection therewith.

The Controller Intelig received tax assessment notices entered by the Ministry of Communication in the sum of R$14.6 million, which are related to the amounts of FUNTTEL on revenues of interconnection transferred to others companies, for the periods of January to December of 2002, March to December of 2003, April to December of 2004 and January to November of 2005, respectively. The referred notices are being defended administratively.

Other Litigation

We are a party to certain legal proceedings arising in the normal course of business. Most of these legal proceedings may be divided into two main categories: consumer protection claims and labor law claims. The most common issue raised by claimants in the consumer protection cases against us is allegedly incorrect charges imposed by us as well as defects on mobile handsets we sell. Most labor law claims against us have been brought by former employees for alleged infringement of labor laws during the duration of their employment contracts with us. As of December 31, 2010, we were a party to approximately 61,141 consumer protection claims and 2,350 labor law claims. There are also 181 public civil actions and class actions (respectively “ação civil pública” and “ação popular”). We believe that such actions, if decided adversely to us, would not have a material adverse effect on our business, financial condition or results of operations.

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

We may also make additional distributions to the extent of available distributable profits and reserves. TIM Celular is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on capital.

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

We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital. Losses, if any, may be charged against the legal reserve. On December 31, 2010, the balance of our legal reserve was R$226.8 million, which is approximately equal to 2.78% of our total capital.

Brazilian Corporations Law also provides for two discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the mandatory distributable amount exceeds the sum of realized net profits in a given year, such excess may be allocated to unrealized revenue reserve. Under Brazilian Corporations Law, realized net profits are defined as the amount of net profits that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian Corporations Law, any company may, as a term in its by-laws, create a discretionary reserve. By-laws which authorize the allocation of a percentage of a company’s net income to the discretionary reserve must also indicate the purpose, criteria for allocation and a maximum amount of the reserve. The Company’s by-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend or to the preferred shares priority dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% (eighty percent) of the capital. The loss for the 2007 year was fully absorbed by the reserve for expansion and part of this reserve was used to pay dividends. On December 31, 2007, in accordance with our by-laws, we used our reserve for expansion to distribute dividends.

We may also allocate a portion of our net profits for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders. Under Brazilian Corporations Law, capital budgets covering more than one year must be reviewed at each annual shareholder’s meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with CVM Rules adapted to the IFRS.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available to the payment of dividends in subsequent years. Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM Rules adapted to the IFRS.

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

Our preferred shares underlying the ADSs are held in Brazil by a Brazilian custodian, Banco Itaú Unibanco S.A., as the agent for the Depositary, J.P. Morgan Chase Bank, N.A., which is the registered owner of our shares. Payments of cash dividends and distributions in respect of the ADRs, if any, will be made in Brazilian currency to the custodian on behalf of the Depositary which will then convert those proceeds into dollars and will cause such dollars to be delivered to the Depositary for distribution to holders of ADRs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into dollars, the amount of dollars payable to holders of ADRs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our preferred shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax.

The Company did not fully pay the minimum dividends or interest on shareholders’ equity for the years-ended on December 31, 2008, and 2009. As a result, the holders of our preferred shares were entitled, from 2010 on, to have the same voting rights as the holders of common shares, until TIM Participações pays dividends again. At the Annual and Extraordinary Shareholders’ Meeting held on April 11, 2011, the distribution of the mandatory minimum dividends to the holders of common and preferred shares, which included the minimum dividends of the preferred shares was approved. Such mandatory minimum dividends are to be paid within 60 days from the shareholders´ meeting discussed above. Therefore, as soon as such payment is done, the holders of preferred shares shall not be entitled to full voting rights. Minimum dividends are noncumulative, calculated according to the Company’s bylaws.

B.    Significant Changes

None.

Item 9. The Offer and Listing

A.    Offer and Listing Details

The preferred shares trade principally on the BM&FBOVESPA under the symbol “TCSL4”. On December 31, 2010, we had 642,332,664 preferred shares and 192,744,359 common shares outstanding. The preferred shares traded in the United States on the NYSE are represented by ADSs, each ADS representing 10 preferred shares. The ADSs are issued by J.P. Morgan Chase Bank, N.A. (the “Depositary” or “J.P. Morgan”), pursuant to a Deposit Agreement among us, the Depositary and the registered holders and beneficial owners from time to time of ADRs. See “Item 12. Description of Securities Other than Equity Securities.” The ADSs trade on the NYSE under the symbol “TSU.”

The table below shows, for the indicated periods, the high and low closing prices of our ADSs on the New York Stock Exchange, in U.S. dollars, and the preferred shares on the São Paulo Stock Exchange, in reais:

	New York Stock Exchange		São Paulo Stock Exchange
	HIGH	LOW	HIGH	LOW
	(in U.S. $ per ADS)		(in reais per preferred shares)
Year ended
December 31, 2006	40.60	23.54	8.66	5.25
December 31, 2007	46.40	29.54	8.10	5.80
December 31, 2008	43.80	11.44	7.33	2.42
December 31, 2009	30.13	11.99	5.20	2.64
December 31, 2010	35.07	23.58	5.90	4.27

Year ended December 31, 2009
First quarter	15.50	12.34	3.68	2.85
Second quarter	20.48	11.99	3.97	2.64
Third quarter	25.44	17.00	4.59	3.36
Fourth quarter	30.13	23.27	5.20	4.08

Year ended December 31, 2010
First quarter	30.43	24.68	5.09	4.45
Second quarter	28.69	23.58	4.94	4.15
Third quarter	32.99	26.25	5.41	4.59
Fourth quarter	35.07	30.90	5.73	5.08

Quarter ended March 31, 2011
March 31, 2011	43.72	33.65	7.12	5.51

Month ended
December 31, 2010	34.62	32.75	5.63	5.30
January 31, 2011	39.12	33.65	6.17	5.35
February 28, 2011	38.72	36.30	6.13	5.72
March 31, 2011	43.72	37.22	6.92	5.97
April 30, 2011	47.42	44.36	7.31	6.88
May, 2011	49.14	43.68	7.81	6.94

B.    Plan of Distribution

Not applicable.

C.    Markets

Trading on the Brazilian Stock Exchanges

The BM&FBOVESPA is the only Brazilian Stock Exchange on which equity and debt securities issued by Brazilian companies are traded.

Trading on the BM&FBOVESPA is conducted every business day, from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m. during daylight saving time in Brazil, on an electronic trading system called “Megabolsa.” Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight saving time in Brazil. The “after-market” trading is the scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and make trades through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

When shareholders trade shares or units on BM&FBOVESPA, the trade is settled in three business days after the trade date, without adjustments to the purchase price. The seller is ordinarily required to deliver the shares or units to the exchange on the second business day following the trade date. Delivery of and payment for shares or units are made through the facilities of Central Depositária BM&FBOVESPA, BM&FBOVESPA’s clearing house.

In order to maintain control over the fluctuation of BM&FBOVESPA index, BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever BM&FBOVESPA index falls below 10% or 15%, respectively, in relation to the closing index levels of the previous trading session. The BM&FBOVESPA also implemented a 15% limit, up or down, on price fluctuations in shares traded on the spot market. The minimum and maximum price is based on a reference price for each asset, which will be the previous session’s closing quote, when considering the asset at the beginning of the day before the first trade, or the price of the day’s first trade. The asset’s reference price will be altered during the session if there is an auction sparked by the intraday limit being breached. In this case the reference price will become whatever results from the auction.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, BM&FBOVESPA is less liquid than the New York Stock Exchange and other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

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

Differentiated Levels of Corporate Governance and the New Market

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, BM&FBOVESPA has implemented certain new initiatives, including:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed in BM&FBOVESPA; and

•	a new separate listing segment for qualifying issuers referred to as the Novo Mercado, or New Market.

The Differentiated Levels of Corporate Governance, Level 1 and Level 2, are applicable to listed companies that voluntarily comply with special disclosure and corporate governance practices established by the BM&FBOVESPA. The companies may be classified into two different levels, depending on their degree of adherence to the BM&FBOVESPA’s practices of disclosure and corporate governance.

To become a Level 1 company, an issuer must voluntarily satisfy, in addition to the obligations imposed by Brazilian law, the following requirements:

•	ensure that shares amounting to at least 25% of its capital are outstanding and available for trading in the market;

•	adopt procedures that favor the dispersion of shares into the market whenever making a public offering;

•	comply with minimum quarterly disclosure standards;

•	follow stricter disclosure policies with respect to transactions with controlling shareholders, directors and officers involving the issuer’s securities;

•	submit any existing shareholders’ agreements and stock option plans to the BM&FBOVESPA; and

•	make a schedule of corporate events available to the shareholders.

We are currently considering complying with these requirements for Level 1 of Corporate Governance.

To become a Level 2 company, an issuer must, in addition to satisfying the Level 1 criteria and the obligations imposed by Brazilian law, satisfy the following requirements:

•	require all directors to serve unstaggered one-year terms;

•	prepare and publish annual financial statements in English and in accordance with U.S. GAAP or IFRS;

•
create tag-along rights for minority shareholders, ensuring holders of common shares of the right to sell on the same terms as a controlling shareholder, and ensuring preferred shareholders a price equal to at least 80% of that received by the selling controlling shareholder;

•	grant preferred shareholders the right to vote in certain cases, including, without limitation, the transformation, spin-off or merger of the company, and approval of agreements with related parties;

•	make a tender offer for all outstanding shares, for a price equal to fair market value, in the event of delisting from Level 2 qualification; and

•	agree to submit any disputes between the company and its investors exclusively to the BM&FBOVESPA’s Market Arbitration Chamber.

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

On May 20th, 2011 the Board of Directors of TIM Participações Resolve and recommend to the Extraordinary General Shareholders’ Meeting of the Company its migration to the listing segment “Novo Mercado” of BM&FBOVESPA, which took place on June 22nd. With this migration TIM moves to the highest level of corporate governance. Only 26% of Brazilian listed companies are in the Novo Mercado and TIM will be the only telecom stock among them.  After the migration, TIM will have only one class of share (ordinary) and will grant 100% tag-along rights in case the company is sold.

BM&FBOVESPA Market Administration Panel

Pursuant to Law Nr. 9,307/96, a Market Arbitration Panel (the “Panel”) has been established by the BM&FBOVESPA. The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to BM&FBOVESPA listed companies that have undertaken to voluntarily comply with Level 2 and New Market levels of corporate governance and disclosure. The Panel will provide a forum for dispute resolution involving, among others, the BM&FBOVESPA, the applicable listed company and the shareholders, directors and management of the applicable listed company.

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

Under Brazilian Corporations law, a corporation is either publicly held (companhia aberta), as we are, or closely held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting requirements. We have the option to ask that trading in securities on BM&FBOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BM&FBOVESPA.

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

Trading on BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation. The Brazilian custodian for our preferred shares on behalf of the Depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto. In the event that a holder of ADSs exchanges preferred shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange. Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our preferred shares or upon distributions relating to our preferred shares, unless the holder obtains a new registration. See “Item 10B. Additional Information—Memorandum and Articles of Association.”

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

Pursuant to the Brazilian Corporations Law, each member of the Board of Directors must have at least one share of our capital stock in order to qualify as a Director. There are no provisions in the by-laws with respect to:

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	age limits for retirement of directors;

•	required shareholding for director qualification;

•	anti-takeover mechanisms or other procedures designed to delay, defer or prevent changes in our control; or

•	disclosure of share ownership.

The Executive Officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority.” Following is a description of some of the provisions of our by-laws concerning the Board of Executive Officers:

•
Pursuant to Art. 32, item III, the Board of Executive Officers has the power to authorize the participation of the Company or its controlled companies in any joint venture, partnership, consortium or any similar structure;

•
Pursuant to Art. 32, item VI, the Board of Executive Officers has the power to approve the execution by the Company or by its controlled companies, of active or passive agreements for the supply or lease of goods or services, whose annual value is greater than R$15.0 (fifteen million reais); and

•
Pursuant to Art. 32, item VII, the Board of Executive Officers has the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30.0 (thirty million reais), provided that the provisions of item XVII of section 25 of this By-laws are observed.

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

Meeting of Shareholders

According to Brazilian law, shareholders must be previously notified through a notice published in three Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held. The notification must occur at least 15 days prior to the meeting scheduled date. However, according to our by-laws, such notification must occur at least 30 days prior to the meeting convened to resolve on the matters listed on section 136 of the Brazilian Corporations Law. If the first meeting is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

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

Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act of 1933 is effective with respect to the shares underlying those rights, or an exemption from the registration requirements of the Securities Act of 1933 is available. Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

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

The rights of withdrawal under Brazilian Corporations Law for dissenting shareholders to seek redemption of the shares in the case of a company’s decision to participate in a group of companies or to merge or consolidate itself with another company are not automatically available to holders of our preferred shares. These results from an exception under Brazilian Corporations Law that excludes dissenters’ rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they are part of the Bovespa Index or another stock exchange index (as defined by the CVM). Our preferred shares are currently included on the Bovespa Index. For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian Corporations Law. Currently, neither our common nor preferred shares have a public float rate higher than 50%, such that withdrawal rights are applicable.

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

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent, Banco Bradesco S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian Corporations Law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent. The preferred shares underlying our ADS are registered on the transfer agent’s records in the name of the Brazilian Depositary.

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

BM&FBOVESPA reports transactions carried out in its market to the Central Depositária BM&FBOVESPA, which is the exchange’s central clearing system. A holder of our shares may choose, at its discretion, to participate in this system. All shares elected to be put into the system will be deposited in custody with the relevant stock exchange, through a Brazilian institution duly authorized to operate by the Central Bank and CVM and having a clearing account with the relevant stock exchange. The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders, as the case may be, maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

C.    Material Contracts

See “Item 5B. Operating and Financial Review and Prospects — Liquidity and Capital Resources—Sources of Funds—Financial Contracts” the summary of the material contracts to which we have been a party in the past two years, other than contracts entered into in the ordinary course of business.

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

In addition, securities trading are restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty in the future. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of preferred shares or ADSs.

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

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of preferred shares underlying ADSs or (ii) to a non-Brazilian holder in respect of preferred shares will generally not be subject to Brazilian income tax withholding. The dividend distribution made in 2011 does not include any dividends relating to periods ending on or before January 1, 1996.

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

Non-Brazilian holders of preferred shares registered under Resolution CMN 2,689 (which, pursuant to Resolution 1,927, includes ADSs) and which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment if the investor has

•	appointed a representative in Brazil with power to take action relating to the investment in preferred shares;

•	registered as a foreign investor with the CVM; and

•	registered its investment in preferred shares with the Central Bank.

Under Resolution CMN 2,689, securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading are restricted under Resolution CMN 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment afforded under Resolution CMN 2,689 and afforded to investors in ADSs is not available to investors resident or domiciled in tax havens.

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

Gain on the disposition of preferred shares is measured by the difference between the amounts in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank. See “—D. Exchange Controls” above.

There is a possibility that gains realized by a non-Brazilian holder upon the redemption of preferred shares will be treated as gains from the disposition of such preferred shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%,  or 25% if realized by investors resident in a tax haven jurisdiction.

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

•	the average price per preferred share on the BM&FBOVESPA on the day of the deposit; or

•	if no preferred shares were sold on that day, the average price per preferred share on the BM&FBOVESPA during the fifteen preceding trading sessions.

The difference between the amount previously registered and the average price of the preferred shares, calculated as set forth above, will be considered a capital gain subject to income tax. Unless the preferred shares were held in accordance with Resolution CMN 2,689, in which case the exchange would be tax-free, the capital gain will be subject to income tax at the following rates: (i) 15%, for gains realized through transactions that were conducted on Brazilian stock exchanges; or (ii) 15%, or 25% if realized by investors resident in a tax haven jurisdiction, for gains realized through transactions in Brazil that were not conducted on the Brazilian stock exchanges.

The withdrawal of preferred shares in exchange for ADSs is not subject to Brazilian income tax, but is subject to the IOF/Bonds tax as described below. On receipt of the underlying preferred shares, a non-Brazilian holder entitled to benefits under Resolution CMN 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described above in “—D. Exchange Controls.” If such non-Brazilian holder does not qualify under Resolution CMN 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of preferred shares.

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

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of preferred shares, including payments to the Depositary in respect of preferred shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to Brazilian income tax withholding at the rate of 15%, except for payments to beneficiaries who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to beneficiaries domiciled in tax havens, which payments are subject to withholding at a 25% rate.

No assurance can be given that our Board of Directors will not recommend that future distributions of profits will be made by means of interest on capital instead of by means of dividends.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the preferred shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some States in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There is no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of preferred shares or ADSs.

Tax on Foreign Exchange and Financial Transactions

Tax on foreign exchange transactions (“IOF/Exchange Tax”)

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Effective October 20, 2009, the Brazilian government increased the tax rate related to foreign investments in the Brazilian financial and capital markets from 0 to 2%, including investments made pursuant to Resolution CMN 2,689. The IOF/Exchange Tax applies upon conversion of foreign currency into Brazilian reais related to equity or debt investments on the Brazilian stock exchanges (such as BM&FBOVESPA, where our preferred shares are listed) by foreign investors, or the over-the-counter market, as well as private investment funds, Brazilian treasury notes and other fixed income securities. The outflow of funds from Brazil related to investments carried out pursuant to Resolution CMN 2,689, including for dividend payments and returns of capital, remains subject to the 0% rate. The Brazilian Government is permitted to increase the rate at any time up to 25%. However, any increase in rates may only apply to future transactions.

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

Taxation of Distributions

Distributions paid on preferred shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether a favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at a favorable rate.

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

Sale or Other Disposition of Preferred Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of preferred shares or ADSs will be capital gain or loss. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the preferred shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. If a Brazilian tax is withheld on the sale or disposition of preferred shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations – Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on preferred shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder's gains from the sale or exchange of preferred shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources.

Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Exchange Tax imposed on the deposit of preferred shares in exchange for ADSs and the cancellation of ADSs in exchange for preferred shares (as discussed above under “—Brazilian Tax Considerations”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers as to whether those taxes would be deductible for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2010 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

Pursuant to a recent amendment to the Code, if the Company were a PFIC in any taxable year, a U.S. Holder may be required to file an annual informational report with the Internal Revenue Service (the "IRS").

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

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

For taxable years beginning after March 18, 2010, certain U.S. Holders who are individuals are required to report information relating to stock of a non-U.S. person, subject to certain exceptions (including an exception for stock held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of preferred shares or ADSs.

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

We will furnish to J.P. Morgan Chase N.A., as Depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements, which will be prepared in accordance with the Brazilian Corporations Law accounting method and include a reconciliation to U.S. GAAP. In addition, we are required under the Deposit Agreement to furnish the Depositary with copies of English translations to the extent required under the rules of the SEC of all notices of preferred shareholders’ meetings and other reports and communications that are generally made available to holders of preferred shares. Under certain circumstances, the Depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

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

Interest Rate Risk

On December 31, 2010, our outstanding debt accrued interest at the CDI, TJLP and IPCA totaled R$3,378 million. On the same date, we had cash and cash equivalents, in the amount of R$2,376.0 million and R$31 million in Long-term instruments accruing interest at the CDI rate.

Over one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2010 would have resulted in a variation of R$33.7 million in our interest expenses from financial contracts and a variation of R$23,7 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period). For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories. This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

Exchange Rate Risk

As of December 31, 2010, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter in to hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings. Our foreign-exchange hedging agreements protect us from devaluations of the real but expose us to potential losses in the event the foreign currencies decline in value against the real. However, any such decline in the value of foreign currencies would reduce our costs in reais in terms of planned capital expenditures as discussed below.

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

Item 12. Description of Securities Other than Equity Securities

Description of American Depositary Receipts in Respect of Preferred Shares

Our depositary is J.P. Morgan, with its corporate trust office at which the ADRs will be administered is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401, United States.

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

Depositary Actions:	Description of Fees Incurred by ADR Holders per Payment:
Depositing or substituting the underlying shares	U.S. $5.00 per 100 ADSs (or portion thereof)
Selling or exercising rights	U.S. $5.00 per 100 ADSs for all distributions of securities or the net cash proceeds from the sale thereof

Withdrawal of an underlying security	U.S. $5.00 per 100 ADSs or portion thereof plus a U.S. $20.00 fee
Receiving or distributing dividends	U.S. $0.02 or less per ADS (or portion thereof)
Transferring, splitting, grouping receipts	U.S. $1.50 per ADR or ADSs for transfers made, to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded
As necessary, transfer or registration fees, if any, in connection with the deposit or withdrawal of deposited securities
General depositary services	As necessary, expenses incurred by the depositary in connection with the conversion of reais into U.S. dollars
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

Ongoing Reimbursements by the Depositary

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company’s expenses related to the establishment and maintenance of the ADR program. Such reimbursable expenses include legal fees, investor relations servicing, investor related presentations, broker reimbursements, ADR-related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, accountants´ fees in relation to this Form 20-F fillings with the SEC and other bona fide Program-related third party expenses.

During the year ended December 31, 2010, we received from our depositary U.S. $679,422 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities. See also “Item 10.E. Additional Information – Taxation.”

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2010. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework. TIM’s management concluded that as of December 31, 2010, our internal control over financial reporting was adequate and effective, based on those criteria.

Our independent registered public accounting firm, Pricewaterhousecoopers Auditores Independentes, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2010. The report on the audit of our internal control over financial reporting is included below.

(c) Audit Report of the Registered Public Accounting Firm

Pricewaterhousecoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2010. The audit report appears as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries (the "Company") at December 31,2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31,2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and· directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
June 27, 2011

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Fiscal Committee, which functions as an audit committee, shall be comprised of three to five permanent members and an equal number of alternates, who may or may not be shareholders, elected by the Shareholders’ meeting. This year we have five members, three elected by the majority common shareholders, one by the minority common shareholders and one by the minority preferred shareholders. Our Fiscal Committee has declared that three of its members, Messrs. Samuel de Paula Matos, Jorge Michel Lepeltier and Oswaldo Orsolin, independent members of our Fiscal Committee under Brazilian rules, are “audit committee financial experts”, as such term is defined by the SEC.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, Pricewaterhousecoopers Auditores Independentes and Ernst Young, during the years ended December 31, 2010 and 2009:

	Year ended December 31,
	2010	2009
	(in thousands of reais)
Audit fees	2,127	7,137
Audit-related fees	281	84
Tax fees	-	-
All other fees	-	-
Total fees	2,408	7,221

Audit fees in the above table are the aggregate fees billed Pricewaterhousecoopers Auditores Independentes in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes Oxley Act.

Audit-related fees in the above table are the aggregate fees billed by Pricewaterhousecoopers Auditores Independentes for a consolidation reporting package related to the company’s ultimate parent company.

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Fiscal Committee. Accordingly, the Fiscal Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “Pre-

Approval Policy”). Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre-approved by the Fiscal Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Fiscal Committee of pre-approved services. The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre-Approval Policy affirms that the Fiscal Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management. All non-audit services provided by the Group’s principal auditing firm in 2009 were approved by the audit committee, and all such non-audit services to be provided in the future will also require approval from the audit committee.

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

           Ernst & Young Terco Auditores Independentes ("Ernst & Young ") were appointed as our independent registered public accounting firm in 2001 for a nine years period to cover the audit of our fiscal years up to December 31, 2009. Up to that date, our financial statements were prepared in accordance with Accounting Practices Adopted in Brazil ("BR GAAP") with a reconciliation to Accounting Principles Generally Accepted in the United States of America ("US GAAP"). On February 23, 2010 our Board of Directors, approved the appointment of PricewaterhouseCoopers Auditores Independentes ("PWC") to act as our registered independent public accounting firm beginning with fiscal year 2010. Considering the adoption of International Financial Reporting

Standards (IFRS) in 2010, Ernst & Young has audited the January 1, 2009 balance sheet as of the IFRS transition date, and PWC has audited the financial statements as of and for the two years ended December 31, 2009 and 2010. As a result of such arrangement, Ernst & Young were dismissed at the end of their nine-year contract period, effective upon the delivery of their  report on the January 1, 2009 IFRS transition balance sheet, dated June 27, 2011.

Ernst & Young’s report on our balance sheet prepared at the IFRS transition date of January 1, 2009 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. There were no adverse reports issued by Ernst & Young in either of the two most recent fiscal years.

During the two fiscal years ended December 31, 2009,  there were no disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or scope of audit procedures, which disagreement, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make a reference to the subject matter of the disagreement in connection with its audit reports for such years, as well as, in connection with Ernst & Young audit report over our balance sheet as at January 1, 2009.

We have requested Ernst & Young to furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of this letter is filed as an exhibit to this Form 20-F.

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

Shareholder Approval of Equity Compensation Plans

NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under the Brazilian Corporate Law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. If we migrate to BM&FBOVESPA’s New Market, we will be subject to those rules on corporate governance, which includes a disclosure policy, a policy on publicizing acts or relevant facts, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, a policy on securities transactions, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement.

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

2.3
Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Celular S.A. as borrower and TIM Participações S.A., as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010..

2.4
Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Nordeste S.A. as borrower and TIM Participações S.A., as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

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

2.7
Loan Agreement, dated as of August 31, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.8
Contract for Transfer of Funds, dated as of August 31, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.9
Contract for Transfer of Funds, dated as of September 9, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.10
Contract for Transfer of Funds, dated as of September 9, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.11
Confirmation of Swap Operation, dated as of June 29, 2009, between Unibanco S.A., as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.12
Confirmation of Swap Operation, dated as of June 29, 2009, between Unibanco S.A., as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

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

2.21
Loan Agreement, dated as of March 14, 2008, between Banco Votorantim S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.22
Credit Note, dated as of June 6, 2008, between Banco ABN AMRO Real S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

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

2.41
Second Amendment to the Cooperation and Support Agreement, dated as of April 22, 2009, between Telecom Itália S.p.A.. and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.42
Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., J.P. Morgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

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

4.7
Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participações S.A. and Telecom Italia Mobile S.p.A.., which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on July 2, 2001.

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

4.48
Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

4.49
Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

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

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note [4.t] to our consolidated financial statements included in this annual report.

8.1	List of Subsidiaries, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 22, 2006.

11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.
15.1*	Letter dated June 29, 2011 of Ernst & Young Terco Auditores Independentes S.S. to the SEC, as required by Item 16F of Form 20-F.

*	Filed herewith.

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

Broadband services: Services characterized by a transmission speed of 2Mbps or more. According to international standards, these services are interactive services, including video telephone/videoconferencing (both point to point and multipoint).

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

TIM PARTICIPAÇÕES S.A.
Dated:	June 22, 2011	By:	/s/ Luca Luciani
			Name:	Luca Luciani
			Title:	Chief Executive Officer

Dated:	June 30, 2011	By:	/s/ Claudio Zezza
			Name:	Claudio Zezza
			Title:	Chief Financial Officer

toc

TIM Participações S.A. and Subsidiaries Consolidated Financial Statements in December 31, 2010 and 2009 and Independent Auditors' Report

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010 and 2009

Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries (the "Company") at December 31,2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31,2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31,2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and· directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
June 27, 2011

Centro empresarial Botafogo Praia de Botafogo, 300 13 Andar – Botafogo 22250-040-040 – Rio de Janeiro, RJ, Brasil Tel: (5521) 2109-1400 Fax: (5521) 2109-1600 www.ey.com.br

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
TIM Participações S.A.

We have audited the accompanying consolidated balance sheet of TIM Participações S.A. and subsidiaries as of January 1, 2009. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at January 1, 2009 in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

Rio de Janeiro, Brazil, June 27, 2011–06–29

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC – 2SP 015.199/O-6 – F – RJ

/s/ Claudio Camargo
Claudio Camargo
Partner

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
 (in thousands of Reais)
	December 31, 2010	December 31, 2009	January 1, 2009
Assets
Current assets
Cash and cash equivalents (Note 5)	2,376,232	2,413,024	1,531,543
Financial investments (Note 6)	18,177	146,145	23,048
Trade accounts receivable (Note 7)	2,748,411	2,443,424	2,635,355
Inventories (Note 8)	228,654	406,434	548,514
Indirect taxes recoverable (Note 9)	494,036	464,615	314,627
Direct taxes recoverable (Note 10)	361,929	440,693	288,726
Prepaid expenses (Note 12)	93,768	24,690	20,960
Derivative transactions (Note 37)	6,122	49,237	260,925
Other assets (Note 14)	98,591	94,390	26,839
	6,425,920	6,482,652	5,650,537
Non-current assets

Financial investments (Note 6)	13,692	16,567	9,911
Trade accounts receivable (Note 7)	36,812	41,269	-
Indirect taxes recoverable (Note 9)	188,111	180,032	156,139
Direct taxes recoverable (Note 10)	139,366	41,706	70,836
Deferred income and social contribution taxes (Note 11)	1,732,732	297,487	189,565
Court deposits (Note 13)	385,519	227,521	143,924
Prepaid expenses (Note 12)	14,620	9,847	13,693
Derivative transactions (Note 37)	16,746	29,027	126,648
Other assets (Note 14)	17,763	11,863	7,268

Property, plant and equipment (Note 15)	5,863,723	5,593,772	4,753,800
Intangible assets (Note 16)	4,535,848	4,990,712	4,987,575

	12,944,932	11,439,803	10,459,359
Total assets	19,370,852	17,922,455	16,109,893

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
 (in thousands of Reais)

	December 31, 2010	December 31, 2009	January 1, 2009
Liabilities and Equity
Current Liabilities
Suppliers (Note 17)	3,103,469	3,099,982	3,328,714
Loans and financing (Note 18)	957,549	1,417,363	1,482,705
Derivative transactions (Note 37)	2,071	48,122	52,448
Labor liabilities (Note 19)	125,292	107,863	106,991
Indirect taxes, fees and contributions (Note 20)	544,375	563,852	471,958
Direct taxes, fees and contributions (Note 21)	265,328	162,645	129,821
Dividends and interest on capital payable	511,737	224,652	193,365
Other liabilities (Note 22)	181,268	115,450	113,639
	5,691,089	5,739,929	5,879,641
Non-current liabilities
Long term liabilities
Loans and financing (Note 18)	2,277,121	2,742,595	2,066,514
Derivative transactions (Note 37)	164,482	113,200	10,814
Indirect taxes, fees and contributions (Note 20)	57,720	5,157	-
Direct taxes, fees and contributions (Note 21)	138,981	23,984	-
Deferred income and social contribution taxes (Note 11)	83,708	96,154	-
Provision for contingencies (Note 23)	249,057	324,508	253,370
Actuarial liabilities (Note 38)	9,166	7,527	6,425
Asset retirement obligations (Note 24)	255,737	239,635	177,067
Other liabilities (Note 22)	142,982	52,406	20,447
	3,378,954	3,605,166	2,534,637
Equity (Note 25)
Capital stock	8,149,096	8,149,096	7,613,610
Capital reserves	396,129	396,129	191,886
Profit reserves	1,755,584	158,049	142,516
Accumulated losses	-	(125,914)	(252,394)
	10,300,809	8,577,360	7,695,618
Total liabilities and equity	19,370,852	17,922,455	16,109,896

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Year ended December 31, 2010 and 2009
(in thousands of Reais)

	2010	2009

Net operating revenue (Note 26)	14,457,450	13,158,134

Costs of service provided and goods sold (Note 27)	(7,305,767)	(6,672,369)
Gross profit	7,151,683	6,485,765

Operating revenue (expenses):
Selling expenses(Note 28)	(4,494,608)	(4,436,751)
General and administrative expenses (Note 29)	(1,008,694)	(1,033,438)
Other revenue (expenses), net (Note 30)	(448,247)	(462,114)
	(5,951,549)	(5,932,303)

Operating profit before financial income (expense)	1,200,134	553,462

Financial income (expenses):
Financial income (Note 31)	231,671	137,033
Financial expenses (Note 32)	(380,501)	(328,908)
Foreign exchange variations, net (Note 33)	(96,627)	(53,240)
	(245,457)	(245,115)

Income before income tax and social contribution	954,677	308,347

Income tax and social contribution (Note 34)	1,257,038	33,026
Net income for the year	2,211,715	341,373

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Year ended December 31, 2010 and 2009
(in thousands of Reais)

	2010	2009

Net income for the year	2,211,715	341,373

Other comprehensive income for the year	-	-

Total comprehensive income for the year	2,211,715	341,373

Attributable to:
Owners of the parent	2,211,715	341,373

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Year ended December 31, 2010 and 2009
(in thousands of Reais)

		Capital reserve	Profit reserves
	Capital Stock	Special goodwill reserve	Legal reserve	Reserve for expansion	Accumulated losses	Total

Balances as of January 1st, 2009	7,613,610	191,886	111,554	30,962	(252,394)	7,695,618

Dividends directly recorded against capital equity (note 25)	-	-	-	4,789	-	4,789

Capital increase with transfer from reserve (note 25)	18,761	(18,761)	-	-	-	-
Capital increase through acquisition of HOLDCO (note 2b)	516,725	223,004	-	-	-	739,729
Net income for the year	-	-	-	-	341,373	341,373
Allocation of net income for the year
Legal reserve (note 25)	-	-	10,744	-	(10,744)	-
Dividends (Note 25)	-	-	-	-	(204,149)	(204,149)
Balance as of December 31, 2009	8,149,096	396,129	122,298	35,751	(125,914)	8,577,360

Dividends directly recorded against capital equity (note 25)	-	-	-	8,345	-	8,345

Net income for the year	-	-	-	-	2,211,715	2,211,716
Allocation of net income for the year:
Legal reserve (Note 25)	-	-	104,550	-	(104,550)	-
Dividends (Note 25)	-	-	-	-	(496,611)	(496,611)
Reserve for expansion	-	-	-	1,484,640	(1,484,640)	-
Balance as of December 31, 2010	8,149,096	396,129	226,848	1,528,736	-	10,300,809

The accompanying notes are an integral part of the financial statements

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Year ended December 31, 2010 and 2009
(in thousands of Reais)

	2010	2009
Operating activities
Income before income tax	954,677	308,347
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	2,993,461	2,913,966
Deferred income and social contribution taxes	(190,652)	(74,897)
Actuarial liabilities	1,639	1,102
Carrying value of disposed fixed assets	27,211	40,603
Asset retirement obligations	15,045	62,567
Provision for contingencies	(72,987)	(55,404)
Monetary restatement on asset retirement obligations, court deposits and contingencies	(13,703)	(8,878)
Interest and monetary and exchange variation on loans	395,219	340,669
Unrealized interest and monetary variation on financial investments	(145,537)	(70,203)
Allowance for doubtful accounts	310,497	422,163
	4,274,870	3,880,035
Decrease (increase) in operating assets
Trade accounts receivable	(611,028)	(145,148)
Taxes and contributions recoverable	(56,395)	(273,643)
Inventories	177,780	142,080
Prepaid expenses	(73,851)	895
Other current and non-current assets	(155,803)	(92,936)
Increase (decrease) in operating liabilities
Labor obligations	17,429	(11,061)
Suppliers	(1,087,709)	(579,043)
Taxes, fees and contributions	250,766	115,440
Other short- and long-term liabilities	156,344	(127,555)
Net cash provided by operating activities	2,892,453	2,909,064

Investment activities
Financial investments	276,379	(59,457)
Additions to property, plant and equipment and intangible assets	(1,744,565)	(2,491,907)
Cash proceeds from acquisition of Intelig	-	132,816
Net cash provided by (used in) investment activities	(1,468,186)	(2,418,548)
Financing activities
New loans	452,843	1,849,808
Repayments of loans	(1,712,721)	(1,290,771)
Dividends and interest on capital paid	(201,181)	(168,072)
Net cash provided by (used in) financing activities	(1,461,059)	390,965

Increase (decrease) in cash and cash equivalents	(36,792)	881,481

Cash and cash equivalents at the beginning of the year	2,413,024	1,531,543
Cash and cash equivalents at the end of the year	2,376,232	2,413,024

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

1.	Operations

TIM Participações S.A. (“TIM Participações”, the “Company” or collectively with its subsidiaries “the Group”), is a publicly held company, based in the city of Rio de Janeiro, controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”)  a Telecom Italia Group company, which holds 77.14% of its voting capital and 66.27% of its total capital.

The Company’s stock is negotiated in the BM&F BOVESPA. In addition, TIM Participações has Level II American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (“NYSE”). Consequently, the Company is subject to the rules of the Securities and Exchange Commission ("SEC"). In order to meet its market needs, it is the Company's principle to disclose simultaneously the information prepared in accordance with the accounting practices adopted in Brazil in Reais in the two markets, in Portuguese and in English.

The Group's main operations comprise the control of companies operating telecommunication services, especially personal mobile and land line telephone services in its concession areas.

The Company fully owns the capital of TIM Celular S.A. (“TIM Celular”) and Intelig Telecomunicações Ltda. (“Intelig”). TIM Celular and Intelig operate as providers of Switched Fixed Telephone Service (locally STFC) of the following types: Local, Domestic Long Distance and International Long Distance in every Brazilian state. Additionally Tim Celular operates as a provider of Multimedia Communication Service (locally, SCM) and also as provider of Personal Mobile Service (locally SMP) in every Brazilian state. We highlight that Intelig is authorized to render Multimidia Communication Services (SCM).

The services provided by the subsidiaries are regulated by ANATEL - Brazilian Telecommunications Agency - in charge of regulating all Brazilian telecommunications. The authorization for operation of SMP STFC is valid for an indefinite period.

The authorizations for use of radio frequency granted to the Company are valid for a definite period and expire as follows, with possible renewal for 15 years, as the case may be:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Terms of authorization	Expiration Date
		Radio-frequencies 800MHz, 900 MHz and 1,800 MHz	Radio-frequencies 1900 /2100 MHz (3G)

1.	Amapá, Roraima, Pará, Amazonas, Maranhão, Rio de Janeiro and Espírito Santo	March, 2016	April, 2023
2.
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná
		March, 2016	April, 2023
3.	São Paulo	March, 2016	April, 2023
4.	Paraná (except the municipalities of Londrina and Tamarana)	September, 2022	April, 2023
5.	Santa Catarina	September, 2023	April, 2023
6.	Municipality and region of Pelotas in the state of Rio Grande do Sul	April, 2024	April, 2023
7.	Pernambuco	May, 2024	April, 2023
8.	Ceará	November, 2023	April, 2023
9.	Paraíba	December, 2023	April, 2023
10.	Rio Grande do Norte	December, 2023	April, 2023
11.	Alagoas	December, 2023	April, 2023
12.	Piauí	March, 2024	April, 2023
13.	Minas Gerais (except the municipalities of the “Minas Triangle” for 3G radio frequencies)	April, 2013	April, 2023
14.	Bahia and Sergipe	August, 2012	April, 2023

2.	Basis for preparation of financial statements

a.	Preparation and disclosure criteria

The main accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

The consolidated financial statements of the company have been prepared in accordance with International Financial Reporting Standards IFRS as issued by the IASB, and they are the first financial statements presented in accordance with IFRS by the company.

The consolidated financial statements have been prepared under the historical cost convention, and the derivative instruments are measured fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

a.1.	Presentation of Financial Statements

The financial statements were approved by the Company’s Board of Directors on February 21, 2011.

a2.	Consolidated Financial Statements

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies and normally holds more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by the Company. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

These are the first financial statements presented in accordance with the Brazilian Accounting Pronouncements Committee (CPC) standards and IFRS. The main differences between the previous accounting practices adopted in Brazil (old BRGAAP) and CPC/IFRS, including the reconciliations of equity and comprehensive income are described in Note 2d.

 Inter-company transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

a.3	Segment information

The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee that makes strategic decisions and analyses the Group as one single segment of mobile telecom which represents more than 90% of Company’s operations.

b.	First Adoption of IFRS

b.1	Basis of transition to IFRS

b.1.1	Application of CPC 37, CPC 43 and IFRS 1

The Company adopted CPC 37 and 43 and IFRS 1 in the preparation of these financial statements.

The Company prepared its opening balance sheet as of the transition date of January 1, 2009, and the base date of these consolidated financial statements is December 31, 2010.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

In the preparation of the financial statements on the transition date in accordance with IFRS 1, the Company applied the mandatory exceptions and a number of optional exemptions regarding full retrospective application of IFRS.

b.1.2	Exemptions regarding full retrospective application – chosen by the Company

The Company utilized the following optional exemptions regarding full retrospective application in its balance sheet at the transition date.

(a)	Assets and liabilities of subsidiaries, affiliates and joint /ventures

The Company utilized the exemption that allows a subsidiary, upon first adoption at a date later than that of its parent company, in its own financial statements prepared in accordance with IFRS, to consider the accounting values that were included in the consolidated financial statements already reported, based on the parent company’s date of transition to IFRS.

Thus, since the date of transition to IFRS adopted by our controlling shareholder (Telecom Itália S.p.a.) was January 1, 2005, the assets and liabilities that had already been presented in accordance with IFRS in the consolidated financial statements already reported to the Parent Company, were included in the financial statements as of the date of the Company’s transition to IFRS.

(b)	Exemption regarding the classification of financial instruments

The Company opted to classify its financial instruments in accordance with IAS 32/CPC 39 and IAS 39/CPC 08 as of the date of transition to IFRS. No analysis was carried out in connection with any date prior to the Company’s contracting of any financial instruments in force as of the date of transition to IFRS. All financial instruments contracted after the transition date were analyzed and classified as of the respective contract date in accordance with IFRS.

The remaining optional exemptions do not apply to the Company.

b.1.3	Exception regarding retrospective application adopted by the Company

The Company applied the following mandatory exception in its retrospective application:

 Exception for estimates:

According to IFRS, as of January 1, 2009 the estimates are consistent with the estimates made at the same date in accordance with the accounting practices adopted in Brazil.

The other mandatory exceptions provided for in IFRS 1 were observed, analyzed and produced no effects in relation to the accounting practices adopted in Brazil.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

b.2	Comparison between BR GAAP and IFRS

With the application of all the pronouncements issued by the CPC in force for the financial statements as from December 31, 2010, the Company does not present any differences in the financial statements prepared in accordance with the BR GAAP and those prepared in accordance with IFRS, except for the presentation of the parent company financial statements, where the investments in subsidiaries are recorded on the equity method.

c.	Impacts of the implementation of the new CPC´s and IFRS

The following significant adjustments were identified in connection with the implementation of the new CPC’s and IFRS:

c.1) Deferred income and social contribution taxes: The Company recognized the effects of deferred income and social contributions taxes determined upon application of the CPC’s adjustments to the Parent Company’s financial statements and the adjustments in relation to international standards – IFRS in the consolidated financial statements. The differences that generated deferred taxes resulted from capitalized financial charges reversal (item c.2), adjustment in obligation resulting from the retirement of assets (item c.3) and deferred charges reversal (item c.5).

c.2) Capitalized financial charges: The financial charges related to certain loan and financing contracts in connection with investment activities were capitalized based on the average values of construction work in progress, as provided for in CVM Resolution No. 193 (revoked by CVM Resolution No. 577) and Official Letter CVM/SNC/SEP 01/207. The capitalized financial charges were depreciated taking into account the same criteria and useful life established for the property, plant and equipment items to which they were incorporated. For the purpose of the initial adoption of IFRS, the Company opted to apply the exemption allowed under IFRS 1 as described in item b.1.2.(a), and reversed the capitalized financial charges.

Additionally, under the old BRGAAP, the subsidiary TIM Celular capitalized expenses related to interest and foreign exchange differences on the financing of its concessions between 1999 and 2000. For the purpose of the initial adoption of IFRS, the Company opted to apply the exemption allowed under IFRS 1 as described in item b.1.2.(a), and reversed the capitalized financial charges.

c.3) Asset retirement obligations: The Company recognizes as an asset retirement obligation the present value of the estimated costs to be incurred upon the disassembly and removal of cell phone towers and equipment at leased sites. The contra-entry for this provision is recognized under property, plant and equipment and the depreciation is calculated based on the useful lives of the corresponding assets. Until December 31, 2008 the Company followed Statement of Financial Accounting Standards (SFAS) 143 “Accounting for Asset Retirement Obligations” issued by the Financial Accounting Standards Board (FASB), under which future obligation on account of the disassembly and removal of cell phone towers should be stated as a provision at present value, taking into account the historical discount rates on the dates when the provision was recorded. With the adoption of ICPC 12 – Changes in Liabilities through Decommissioning, Restoration and Other Similar Liabilities (IFRIC 1), the provision for the disassembly and removal of cell phone towers should reflect the effects of changes in the discount rates prevailing from one period to the next. Therefore, the Company made the adjustment at the transition date.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

c.4) Business combination:

Acquisition of HOLDCO/Intelig: On April 16, 2009, at a meeting of the Board of Directors, the Company entered into a Merger Agreement with its controlling shareholder, TIM Brasil and JVCO Participações Ltda. (“JVCO”), with Docas Investimentos S.A. as intervening party, in order to acquire the indirect control of Intelig. This acquisition would occur through the merger into the Company of HOLDCO Participações Ltda. (“HOLDCO”), a company controlled by JVCO, and which in turn, would control, following the conclusion of the merger, 100% of the share capital of Intelig.

ANATEL, by means of Act No. 4634, of August 11, 2009, published in the Federal Official Gazette (DOU) on August 14, 2009, gave its approval to this transaction hereby presented, and also granted a period of 18 months for the elimination of the geographical overlapping of Switched Fixed Telephone Service (STFC) concessions held by TIM Celular and Intelig, in light of the connection between the two as a result of the aforementioned merger.

At December 30, 2009, during the Special Shareholders Meeting, the shareholders of TIM Participações approved the merger of HOLDCO, an entity that held 100% of the share capital of Intelig, into TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares (43,356,672 common shares and 83,931,352 preferred shares) in the name to JVCO.

Thus, TIM Participações became the controlling shareholder of Intelig, a company which held specific authorizations to render private fixed communication services with operations in the whole country, operating predominantly in the market for local, long distance and international calls and data transmission.

In accordance with the old BRGAAP, the acquisition was recorded at the net book value of the assets acquired as of the base date November 30, 2009; however, for the implementation of the new accounting rules (CPC 15 –Business Combination and IFRS3 R), the acquisition was  recorded as of December 31, 2009 (acquisition date), considering: a) the fair value of the acquisition cost was established based on the valuation of common and preferred shares of TIM Participações, taking into account the market (trade) value of the shares on December 30, 2009, totaling R$739,729; and b) the identifiable assets purchased, the contingencies and the liabilities assumed in the business combination were measured at their fair value on the date of acquisition.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The table below includes the fair value of the identified assets acquired and liabilities assumed on the date of acquisition.

Assets
Cash and cash equivalents	132,816
Accounts receivable	126,353
Taxes recoverable	23,074
Court deposits	33,453
Property, plant and equipment	780,845
Intangible assets	135,850
Other assets	25,114
Total identifiable assets purchased	1,257,505

Liabilities	(342,431)
Loans	(118,402)
Contingencies	(140,107)
Long-term taxes and contributions	(101,311)
Other liabilities	(25,540)
Total liabilities assumed	(727,791)

Net identifiable assets acquired	529,714

As result of the adjustment to fair value of the identified assets acquired and liabilities assumed from Intelig upon the acquisition of the company, the fair value of the net assets purchased totaled R$529,714. Thus, we concluded that the amount of R$ 739,729, paid upon the acquisition of Intelig on December 30, 2009, exceeded the fair value of the net assets by R$210,015. Said surplus amount was recorded as goodwill and is based on expectations of future profitability of Intelig, supported by the projections prepared by the Company together with investment banks.

If such transaction had occurred as of January 1, 2009, the net revenue and net income for the period ended December 31, 2009, considering the combination of TIM Participações and its subsidiaries with Intelig, would have been R$ 13,747,028 and R$ 801,223, respectively.

c.5) Deferred Assets: As permitted by Law No. 11638/07, the Company maintained, in deferred assets, pre- operational expenses recorded up to December 31, and amortized them over their remaining useful life. For the purpose of restating the financial statements and initial adoption of IFRS, the Company opted to apply the exemption allowed under IFRS 1, as described in item b.1.2.(a), and reversed its pre-operating expenses at the transition date.

c.6) Equity Pick -up (parent company): This relates to equity adjustments due to the effects of the application of the CPCs adjustments by the subsidiaries.

c.7) Reclassifications: as a result of the application of the CPCs and adjustments to best accounting practices observed in the market and used by our controlling shareholders, the Company and its subsidiaries made a number of reclassifications in the statement of income, as described below:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

c.7.1 Deferred income and social contribution taxes: reclassified from “Current Assets” to “Non-Current Assets” and when applicable are presented on a net basis;

c.7.2 Direct taxes and contributions recoverable: reclassified from “Taxes and contributions recoverable” to “Direct taxes and contributions recoverable”;

c.7.3 Direct taxes and contributions payable: reclassified from “Taxes and contributions payable” to “Direct taxes and contributions payable”;

c.7.4 Subsidies on the sale of handsets: reclassified from “Prepaid expenses” to “Intangible assets”.

c.7.5 Contributions to Fust/Funttel: reclassified from “Deductions from gross revenue” to “Other operating expenses”;

c.7.6 Revenues from the sale of SIM cards: reclassified from “Sale of goods” to “Other telecommunications revenues”;

c.7.7 Amortization of subsidies on the sale of handsets: reclassified from “Cost of goods sold” to “Amortization of intangible assets ”;

c.7.8 Provision for labor contingencies: reclassified from “Other operating expenses” to “Personnel expenses” under “General and Administrative Expenses;

c.7.9 Reversal of provision for labor contingencies: reclassified from “Other operating expenses” to “Personnel Expenses” under “General and administrative expenses”;

c.8 Acquisition of non-controlling interest:

Acquisition of shares from non-controlling shareholders of the former Telesc and CTMR (merged into the former TIM Sul, which in turn in 2006 was merged into TIM Celular): In accordance with the old BRGAAP, goodwill was booked upon the acquisition of shares at amounts greater than book value. With the adoption of CPC 15 – Business Combination / IFRS3R, the effect of the acquisition of shares from non-controlling shareholders that occurred in 2002 was recorded in equity (before IFRS transition date) and consequently the balance of the goodwill remaining as of December 31, 2008 in the amount of R$3,547 was eliminated at the transition date, applying the exemption allowed under IFRS 1 as described in item b.1.2(a).

Acquisition of shares in TIM Sul and TIM Nordeste with shares issued by TIM Participações : In 2005, the Company acquired 100% of the shares held by non- controlling shareholders in TIM Sul and TIM Nordeste Telecomunicações with shares issued by TIM Participações S.A., converting the aforementioned companies into wholly owned subsidiaries. At the time this transaction was recorded in the financial statements at the book value of these shares, with no goodwill recognized for the difference in the market value of the shares acquired. For the purpose of the initial adoption of IFRS, the Company opted to apply the exemption allowed under IFRS 1 as described in item b.1.2.(a), and recorded the

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.
In the charts below, the Company presents the amounts corresponding to the impacts generated in the Parent Company and Consolidated Balance Sheets as of January 1, 2009 (transition date) and December 31, 2009 (comparison period), and in the Parent Company’s and Consolidated Statements of Income for the year ended December 31, 2009. The chart also presents the reconciliation of equity (parent company and consolidated) and net income for these periods (parent company and consolidated). This accounting information is being restated to reflect the application of the aforementioned adjustments and reclassifications.

d2.	Reconciliation of equity – consolidated

	Note	12/31/09	1/1/09

Equity as published		8,282,093	7,790,456

Business combination – Intelig acquisition	2c.4	280,327	-
Acquisition of non-controlling interest	2c.8	157,556	157,556
Capitalized finance charges	2c.2	(110,982)	(148,037)
Deferred charges	2c.5	(110,979)	(149,029)
Asset retirement obligations	2c.3	14,999	18,868
Deferred income and social contribution taxes	2c.1	67,893	29,351
Others	2c.8	(3,547)	(3,547)

Adjusted equity		8,577,360	7,695,618

d4.	Reconciliation of net income for the period – consolidated

	Note	31/12/09

Net income as published		214,893

Capitalized finance charges	2c.2	37,055
Asset retirement obligations	2c.3	(3,869)
Deferred charges	2c.5	38,050
Net income of Intelig for December 2009	2c.4	16,702
Deferred income and social contribution taxes	2c.1	38,542

Adjusted net income		341,373

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.5	Reconciliation of the Company’s Consolidated Balance Sheet as of January 1, 2009 - Transition date:

	Note	Note on adjustments	Balance Sheet as of 1/1/09 – before adjustments	Adjustments/ reclassifications pursuant to CPC’s/IFRS	Balance Sheet as of 1/1/09 – after adjustments
Assets

Current assets
Cash and cash equivalents	5		1,531,543	-	1,531,543
Financial investments	6		23,048	-	23,048
Accounts receivable	7		2,635,355	-	2,635,355
Inventories	8		548,514	-	548,514
Indirect taxes and contributions recoverable	9	2c.7.2	603,353	(288,726)	314,627
Direct taxes and contributions recoverable	10	2c.7.2	-	288,726	288,726
Deferred income and social contribution taxes	11	2c.7.1	49,451	(49,451)	-
Prepaid expenses	12	2c.7.4	155,825	(134,865)	20,960
Derivative transactions	37		260,925	-	260,925
Other assets	14		26,839	-	26,839
			5,834,853	(184,316)	5,650,537

Non-current assets
Financial investments	6		9,911	-	9,911
Indirect taxes and contributions	9	2c.7.2	226,975	(70,836)	156,139
Direct taxes and contributions recoverable	10	2c.7.2	-	70,836	70,836
Deferred income and social contribution taxes	11	2c.1, 7.1	110,763	78,802	189,565
Judicial deposits	13		143,924	-	143,924
Prepaid expenses	12		13,693	-	13,693
Derivative transactions	37		126,648	-	126,648
Other assets	14		7,268	-	7,268

Property, plant and equipment	15	2c.2,3	4,799,094	(45,294)	4,753,800
Intangible assets	16	2c.2, 4, 7.4	4,817,312	170,263	4,987,575
Deferred charges		2c.5	149,029	(149,029)	-
			10,404,617	54,742	10,459,359

Total assets			16,239,470	(129,574)	16,109,896

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Note	Note on adjustments	Balance Sheet as of 1/1/09 – before adjustments	Adjustments/ reclassifications pursuant to CPC’s/IFRS	Balance Sheet as of 1/1/09 – after adjustments
Liabilities and Equity

Current
Suppliers	17		3,328,714	-	3,328,714
Loans and financing	18		1,482,705	-	1,482,705
Derivative transactions	37		52,448	-	52,448
Labor obligations	19		106,991	-	106,991
Indirect taxes and contributions	20	2c.7.3	601,779	(129,821)	471,958
Direct taxes and contributions payable	21	2c.7.3	-	129,821	129,821
Dividends payable			193,365	-	193,365
Other obligations	22		113,639	-	113,639
			5,879,641	-	5,879,641

Non-current liabilities
Loans and financing	18		2,066,514	-	2,066,514
Derivative transactions	37		10,814	-	10,814
Provision for contingencies	23		253,370	-	253,370
Actuarial liabilities	38		6,425	-	6,425
Asset retirement obligations	24	2c.3	211,803	(34,736)	177,067
Other obligations	22		20,447	-	20,447
			2,569,373	(34,736)	2,534,637

Equity	25
Capital stock			7,613,610	-	7,613,610
Capital reserve			34,330	157,556	191,886
Profit reserves			142,516	-	142,516
Accumulated losses			-	(252,394)	(252,394)
			7,790,456	(94,840)	7,695,616

Total liabilities and equity			16,239,470	(129,574)	16,109,896

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.7	Reconciliation of the Company’s Consolidated Balance Sheet as of December 31, 2009

	Note	Note on adjustments	Balance Sheet as of 12/31/09 – before adjustments	Adjustments/ reclassifications pursuant to CPC’s/IFRS	Balance Sheet as of 12/31/09 – after adjustments
Assets
Current assets
Cash and cash equivalents	5		2,413,024	-	2,413,024
Financial investments	6		146,145	-	146,145
Accounts receivable	7		2,443,424	-	2,443,424
Inventories	8		406,434	-	406,434
Indirect taxes and contributions recoverable	9	2c.7.2	905,308	(440,693)	464,615
Direct taxes and contributions recoverable	10	2c.7.2	-	440,693	440,693
Deferred income and social contribution taxes	11	2c.7.1	32,709	(32,709)	-
Prepaid expenses	12	2c.7.4	238,270	(213,580)	24,690
Derivative transactions	37		49,237	-	49,237
Other assets	14		94,390	-	94,390
			6,728,941	(246,289)	6,482,652

Non-current assets
Financial investments	6		16,567	-	16,567
Accounts receivable	7		41,269	-	41,269
Indirect taxes and contributions recoverable	9		221,738	(41,706)	180,032
Direct taxes and contributions recoverable	10	2c.7.2	-	41,706	41,706
Deferred income and social contribution taxes	11	2c.7.2	196,886	100,601	297,487
Judicial deposits	13	2c.1, 7.1	227,521	-	227,521
Prepaid expenses	12		9,847	-	9,847
Derivative transactions	37		29,027	-	29,027
Other assets	14		11,863	-	11,863

Property, plant and equipment	15	2c.2, 3	5,323,174	270,598	5,593,772
Intangible assets	16	2c.2, 4, 7.4 2c.5	4,494,342	496,370	4,990,712
Deferred charges			110,979	(110,979)	-
			10,683,213	756,590	11,439,803

Total assets			17,412,154	510,301	17,922,455

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Note	Note on adjustments	Balance Sheet as of 12/31/09 – before adjustments	Adjustments/ reclassifications pursuant to CPC’s/IFRS	Balance Sheet as of 12/31/09 – after adjustments
Liabilities and Equity
Current liabilities
Suppliers	17		3,099,982	-	3,099,982
Loans and financing	18		1,417,363	-	1,417,363
Derivative transactions	37		48,122	-	48,122
Labor obligations	19		107,863	-	107,863
Indirect taxes and contributions	20	2c.7.3	726,497	(162,645)	563,852
Direct taxes and contributions payable	21	2c.7.3	-	162,645	162,645
Dividends payable			224,652	-	224,652
Other obligations	22		115,450	-	115,450
			5,739,929		5,739,929

Non-current liabilities
Loans and financing	18		2,742,595	-	2,742,595
Derivative transactions	37		113,200	-	113,200
Provision for contingencies	23		208,167	116,341	324,508
Indirect taxes and contributions recoverable	20	2c.7.3	29,141	(23,984)	5,157
Direct taxes and contributions recoverable	21	2c.7.3	-	23,984	23,984
Deferred income and social contribution tax	11			96,154	96,154
Actuarial liabilities	38		7,527	-	7,527
Asset retirement obligations	24	2c.3	237,096	2,539	239,635
Other obligations	22		52,406	-	52,406
			3,390,132	215,034	3,605,166

Equity	25
Capital stock			8,149,096	-	8,149,096
Capital reserves			15,569	380,560	396,129
Profit reserves			158,049	-	158,049
Accumulated losses			(40,621)	(85,293)	(125,914)
			8,282,093	295,267	8,577,360

Total liabilities and equity			17,412,154	510,301	17,922,455

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.9	Reconciliation of the consolidated statement of income for the year ended December 31, 2009
	Note	Note on adjustments	Statement of income in 12/31/09 Published	Adjustments/ reclassifications pursuant to CPC’s/IFRS	Statement of income in 12/31/09 restated

Net operating revenue	26		13,105,935	52,199	13,158,134

Cost of services provided and goods sold	27	2c.2, 3 e 5	(6,723,182)	50,813	(6,672,369)

Gross profit			6,382,753	103,012	6,485,765

Operating revenues (expenses)
Selling	28		(4,450,079)	13,328	(4,436,751)
General and administrative	29	2c.7.8 e 9	(1,070,536)	37,098	(1,033,438)
Other operating expenses	30	2c.7.8	(385,113)	(77,001)	(462,114)
			(5,905,728)	(26,575)	(5,932,303)

Operating income			477,025	76,437	553,462
				-
Financial income (expenses):				-
Financial revenue	31		834,126	(298)	833,828
Financial expense	32	2c.2 e 3	(1,090,742)	11,799	(1,078,943)
			(256,616)	11,501	(245,115)
				-
Income before income tax and social contribution			220,409	87,938	308,347
				-
Income tax and social contribution	34	2c.2	(5,516)	38,542	33,026
				-
Net income for the period			214,893	126,480	341,373

Other comprehensive income

Total comprehensive income			214,893	126,480	341,373

Attributable to:
Owners of the parent			214,893	126,480	341,373

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

3.	Summary of the main accounting practices

The accounting practices presented below are equally applicable to the financial statements of the parent company (BRGAAP) and the consolidated statements (BRGAAP/IFRS).

a.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits at banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

b.	Financial investments

Financial investments maturing within more than three months from balance sheet date are recorded at fair value, as current and non-current assets, on the balance sheet date.

c.	Financial Assets and liabilities

c.1.	Financial assets

c.1.1	Classification

The group classifies its financial assets in the following categories: at fair value through profit or loss and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are also categorized as held for trading. Assets in this category are classified as current assets. The Company does not use hedge accounting.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. The group’s loans and receivables comprise ‘trade and other receivables’.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

C.1.2	Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss is initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the income statement within ‘other (losses)/gains – net’ in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other income when the group’s right to receive payments is established.

The fair values of publicly investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

c.1.3	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

c.1.4	Impairment of financial assets

(a)	Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine that there is objective evidence of an impairment loss include:

•	significant financial difficulty of the issuer or obligor;
•	a breach of contract, such as a default or delinquency in interest or principal payments;
•	the group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the group would not otherwise consider;

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

•	it becomes probable that the borrower will enter bankruptcy or other financial reorganization;
•	the disappearance of an active market for that financial asset because of financial difficulties; or
•
observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(i)	adverse changes in the payment status of borrowers in the portfolio;
(ii)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

The group first assesses whether objective evidence of impairment exists.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.  If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

c.2.	Financial liabilities

Financial liabilities: the main financial liabilities recognized by the Company and its subsidiaries are: trade payables, fair value derivatives and loans and financing. They are classified under the following categories, according to the nature of the contracted financial instruments:

(i)
Financial liabilities measured at fair value through income: these are financial liabilities usually traded before maturity, liabilities designated on initial recognition as to be measured at fair value and derivatives. At each balance sheet date they are measured at their fair value. The interest rate, monetary restatement, exchange variation and variations arising valuation at fair value, where applicable, are recognized in income as incurred as financial revenues and expenses. In this category there are basically the derivative financial instruments;

(ii)
Financial liabilities not measured at fair value: these are non-derivative financial liabilities not usually traded before maturity. Upon initial recognition they are measured at the amortized cost, according to the effective interest rate method. The interest rate, monetary restatement, exchange variation and variations arising from valuation at fair value, where applicable, are recognized to income as incurred as financial revenues and expenses.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.	Accounts receivable

Accounts receivable from telecommunications service customers are calculated at the rate in effect on the date of service rendering. Accounts receivable also include unbilled services, receivables from network use (interconection) and receivables from sales of handsets and accessories.

e.	Inventories

Inventories are stated at the lower of the average acquisition cost and net realizable value.

f.	Prepaid expenses

Prepaid expenses are shown at the amount actually disbursed and not yet incurred. They are allocated to income as incurred.

g.	Property, plant and equipment

 Property, plant and equipment are shown at acquisition and/or construction cost, net of accumulated depreciation and impairment, when applicable. The depreciation is calculated by the straight-line method considering the useful life of the assets involved and their residual value. The Company records its assets by components.

The estimated costs to be incurred on disassembly of towers and equipment at leased sites are capitalized and depreciated over the useful lives of these assets. The Company records provisions for asset retirement obligations based on the present value of estimated costs to be incurred on disassembly of towers and equipment on leased sites. The counterpart of this provision is recognized as property, plant and equipment, and depreciation is calculated based on the useful lives of the corresponding assets. The interest recognized on this unwinding of the present value calculation is booked as financial expenses. The recording of this provision is in accordance with ICPC 12 – Changes in liabilities due to retirement, restoration and other similar liabilities (equivalent to IFRIC 1).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within ‘Other (losses)/gains – net’ in the income statement.

h.	Intangible assets

The intangible assets are measured at historical cost less accumulated amortization and impairment, when applicable, and reflect: (i) the purchase of authorizations and radio frequency band licensing; (ii) software in use and/or under development, and (iii) subsidies on the sale of phone sets and mini modems. They also include goodwill.

The amortization expenses are calculated on the straight-line method over the useful life of assets, as follows: five years for software and fifteen years for authorizations and radio frequency bands.

The estimated useful lives of intangible assets are regularly reviewed in order to reflect technological changes.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the assets and liabilities of the acquired subsidiary. Goodwill on acquisitions of subsidiaries is included in ‘intangible assets’. If an acquisition results in negative goodwill, it is recorded as a gain in the income statement at the date of the acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose, segregated by operating segment.

Software

Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the group are recognized as intangible assets when the following criteria are met:

-	it is technically feasible to complete the software product so that it will be available for use;

-	management intends to complete the software product and use or sell it;

-	there is an ability to use or sell the software product;

-	it can be demonstrated how the software product will generate probable future economic benefits;

-	adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and

-
the expenditure attributable to the software product during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the software product include the software development employee costs and an appropriate portion of relevant overheads.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Computer software development costs recognized as assets are amortized over their estimated useful lives.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Subsidies on the sale of handsets and mini-modems

The Company offers subsidies on the sale of handsets and mini-modems for post-paid clients, as formalized by the proper contracts. The funds disbursed are recorded as intangible assets, in accordance with IAS 38/CPC 04.

Subsidies on the sale of handsets and mini-modems to post-paid subscribers are amortized using the straight-line method over the minimum period of the service agreement entered into by clients (12 months). The exit penalties for clients who cancel their subscriptions or migrate to a pre-paid system prior to the end of the contract are invariably greater than the subsidy granted on the sales of handsets and mini-modems.

i.	Long lived assets impairment

Assets that have an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

j.	Suppliers

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

k.	Loans and financing

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

l.	Provisions

These are recognized in the balance sheet when the Company has a legal obligation or one arising from past events, the settlement of which may probably require disbursement of economic resources. Some liabilities involve uncertainties concerning term and value, and are estimated as incurred and recorded by means of a provision. The provisions are recorded based on the best estimates of the related risks.

m.	Income and social contribution taxes – current and deferred

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement. There are no income tax and social contribution charged to comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not recorded for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Pursuant to Constitutive Reports 0144/2003 and 0232/2003 issued by ADENE (Agency for Development of the Northeast) on March 31, 2003, TIM Celular became a beneficiary of a fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable additional taxes, for a 10-year period from 2002 through 2011, calculated based on the income from operation of its installed capacity for digital mobile cell telephone services; and (ii) 37.5%, 25% and 12.5% reduction of income tax and non-reimbursable additional taxes for the fiscal years 2003, 2004-2008 and 2009-2013, respectively, calculated based on the income from operation of its installed capacity for analogical mobile cell telephone services.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

n.	Provision for contingencies

This provision is set up based on the opinion of the Company’s internal and external lawyers and management, in an amount deemed sufficient to cover probable losses and risks. Possible losses and risks are disclosed, while remote losses are not.

o.	Revenue recognition

Revenues from mobile services basically comprise monthly subscriptions, use of minutes, roaming charges and long distance calls and are recognized to the extent that it is probable that economic benefits will flow to the Company and their amount can be measured reliably.

•	Revenues from services rendered

Revenues from cell telephone services is recognized based on the minutes of use, net of credits and adjustments related to discounts granted on services. Such revenues are recognized only when the service can be measured in a reliable manner. Billing are recognized monthly, and the unbilled revenues between the date of the billing and the end of the month are identified, processed and recognized in the month in which the services were rendered.

Revenues from interconnection traffic and roaming are reported gross of the amounts due to other telecommunication operators. Revenues from services in the pre-paid system are recognized when the services are rendered to clients, based on minutes used. Minutes not used related to pre-paid system are recorded as deferred revenues and appropriated to income when the service is used.

•	Revenues from sales of goods

Revenues from sales of goods (telephones, mini-modens and other equipment) are recognized when the significant risks and rewards of ownership are transferred to the buyer. A portion of such revenues is related to contracts with a minimum contractual period of 12 months and includes an enforced termination penalty. For these contracts, the subsidized acquisition cost of handsets is capitalized as “Intangible assets”.
p.	Pension plans and other post-employment benefits

The Company and its subsidiaries have defined benefit plans. Typically defined benefit plans establish an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market interest rates that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, which exceed 10% of the plan assets or 10% of the plan liabilities, are charged or credited to profit or loss for the expected remaining period of employee services.

Past-service costs are recognized immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

q.	Transactions in foreign currency

Transactions in foreign currency are recognized at the exchange rate in force on the date of the transaction. Monetary assets and liabilities in foreign currency are converted into Reais at the exchange rate in force on the date of the balance sheet, as disclosed by the Central Bank of Brasil. Realized and unrealized exchange gains or losses are recognized in the income statement when they occur.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within ‘financial income or expense’. All other foreign exchange gains and losses are presented in the income statement within ‘other (losses)/gains – net’.

r.	Employees profit-sharing

The Company and its subsidiaries monthly record a provision for employees’ profit-sharing, based on the relevant targets disclosed to their employees and approved by the Board of Directors. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

s.	Dividends

A dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements at year-end based on the company’s By-laws. Any amount that exceeds the minimum required is only provided on the date when it is approved by the shareholders at the general meeting.

t.
New pronouncements, changes and IFRS interpretations

The following standards and amendments to existing standards have been published and are mandatory for the group’s accounting periods beginning on or after January 1, 2011 or later periods but the group has not early adopted them.

.
IFRS 9, "Financial instruments", issued in November 2009. This standard is the first step in the process to replace IAS 39, ‘Financial instruments: Recognition and Measurement'. IFRS 9 introduces new requirements for classifying and measuring financial assets and is likely to affect the group’s accounting for its financial assets. The standard is not applicable until January 1, 2013 but is available for early adoption.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

.
IAS 24 (revised), ‘Related party disclosures’, issued in November 2009, which supersedes IAS 24, ‘Related party disclosures’, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1, 2011. Earlier application, in whole or in part, is permitted.

The revised standard clarifies and simplifies the definition of a related party and removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities. The group will apply the revised standard from January 1, 2011. When the revised standard is applied, the group and the parent company will need to disclose any transactions between its subsidiaries and its associates. The group is currently putting systems in place to capture the necessary information. It is, therefore, not possible at this stage to disclose the impact, if any, of the revised standard on the related party disclosures.

.
IFRIC 19, ‘Extinguishing financial liabilities with equity instruments’, effective July 1, 2010. The interpretation clarifies the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability (debt for equity swap). It requires a gain or loss to be recognized in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. If the fair value of the equity instruments issued cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished. The group will apply the revised standard from January 1, 2011. It is not expected to have any impact on the group or the parent company’s financial statements.

4	Critical accounting estimates

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Long lived assets – impairment evaluation

An impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable value, which is the higher of the fair value less selling costs or the value-in-use. The calculation of the fair value less selling costs is based on available information on transactions involving the sale of similar assets or market prices less additional costs to dispose of the asset. The calculation of the value-in-use is based on the discounted cash flow model. Cash flows are based on the budget for the next ten years and do not include reorganization activities with which the Company has not yet committed or significant future investments that may improve the assets comprising the cash-generating unit being tested. The recoverable value depends on the discount rate used in the discounted cash flow method, as well as on expected cash receipts and the growth rate used for extrapolation purposes.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

(b)	Income tax and social contribution

Current and deferred income tax and social contribution are calculated based on prudent interpretations of applicable legislation. This process usually involves complex estimates to determine taxable income and deductible or taxable temporary differences. In particular, deferred income tax and social contribution asset on tax losses and temporary differences are recognized to the extent that the availability of the related future taxable profits is probable. Measuring the recoverability of deferred income tax and social contribution on tax losses and temporary differences takes into consideration estimated future taxable income, and is based on conservative tax assumptions.

(c)	Allowance for doubtful accounts

The allowance for doubtful accounts is  presented as a reduction in accounts receivable, and is based on the  subscriber portfolio profile, aging of past due bills, economic environment and risks involved in each case, at an amount considered sufficient to face any losses on the realization of such credits.

(d)	Provision for contingencies

Contingencies are analyzed by management together with its legal advisors. In its analyses the Company considers factors such as the hierarchy of laws, existing case law, recent decisions by courts and their relevance in the Brazilian legal system. These analyses involve management judgments.

(e)	Fair value of financial assets and liabilities

The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company for similar financial instruments.

The Company adopted the amendment to IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

5	Cash and Cash equivalents

	12.31.10	12.31.09	01.01.09

Cash at banks and on hand	104,024	350,225	272,918
Financial investments:
CDB	2,272,208	2,062,799	1,258,625
	2,376,232	2,413,024	1,531,543

Bank Deposit Certificates (CDB) are nominative securities issued by banks and sold to the public as a mean of fundraising and can be negotiated at any time during the contract period.

6	Financial investments

	12.31.10	12.31.09	01.01.09

CDB	31,561	162,292	32,650
Federal Public Securities	308	340	309
Investment fund units	-	80	-
	31,869	162,712	32,959

Current portion	(18,177)	(146,145)	(23,048)
Long-term portion	13,692	16,567	9,911

The average return on the Company’s investments is 100.73% of the Interbank Deposit Certificate (CDI) rate.

These investments are redeemable at any time, with no significant loss of recorded earnings, except for those classified as long-term, which are pledged as guarantee in legal proceedings.

7	Trade accounts receivable

	12.31.10	12.31.09	01.01.09

Billed services	887,138	948,066	831,762
Unbilled services	624,962	560,080	560,513
Network use	596,166	915,393	867,426
Sale of goods	935,105	738,821	708,176
Other accounts receivable	110,895	39,513	29,581
	3,154,266	3,201,873	2,997,458

Allowance for doubtful accounts	(369,043)	(408,606)	(362,103)
	2,785,222	2,484,693	2,635,355

Current portion	(2,748,411)	(2,443,424)	(2,635,355)
Long-term portion	36,812	41,269	-

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Variation in the allowance for doubtful accounts is as follows:

	12.31.10	12.31.09	01.01.09

Initial balance	408,606	362,103	455,939

Balance of company acquired	-	106,284	-
Allowance recorded	310,497	422,163	748,833
Write-Offs	(350,060)	(481,944)	(842,669)

Final Balance	369,043	408,606	362,103

The fair value of accounts receivable is presented as follows:

	12.31.10	12.31.09	01.01.09

Telecommunication services	3,043,371	2,853,786	2,967,877
Other accounts receivable	110,895	39,513	29,581
	3,154,266	2,893,299	2,997,458

The aging of accounts receivable is presented as follows:

	12.31.10	12.31.09	01.01.09

Current	2,237,40	1,968,323	2,003,372
Overdue 0-30 days	160,621	86,584	19,128
Overdue 30-60 days	58,678	18,371	2,507
Overdue 60-90 days	343,810	332,053	395,309
Overdue more than 90 days	353,755	487,968	577,142
	3,154,266	2,893,299	2,997,458

8	Inventories

	12.31.10	12.31.09	01.01.09

Cell phone sets	205,381	370,426	517,436
Accessories and pre-paid cards	12,887	23,347	24,393
TIM "chips"	21,516	21,875	27,859
	239,784	415,648	569,688

Provision for adjustment to realizable value	(11,130)	(9,214)	(21,174)
	228,654	406,434	548,514

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

9	Indirect taxes and contributions recoverable

	12.31.10	12.31.09	01.01.09

ICMS	679,350	642,272	470,766
Other	2,797	2,375	-
	682,147	644,647	470,766

Current portion	(494,036)	(464,615)	(314,627)
Long-term portion	188,111	180,032	156,139

The long-term portion basically refers to ICMS (VAT) on the subsidiaries´ acquisition of property, plant and equipment items.

10	Direct taxes and contributions recoverable

	12.31.10	12.31.09	01.01.09

Income tax	262,647	170,736	100,590
Social contribution tax
PIS and COFINS taxes	211,255	292,876	223,886
Other	27,393	18,787	35,086
	501,295	482,399	359,562

Current portion	(361,929)	(440,693)	(288,726)
Non-Current Portion	139,366	41,706	70,836

The Company and TIM Celular have filed suits to challenge the constitutionality of Law No. 9.718/98 regarding the expansion of the basis for calculation of the PIS and COFINS taxes, and prevent collection of PIS and COFINS on revenues other than those arising from the Company’s sales. However, as they have not had a final favorable sentence, no PIS and COFINS credits have been recorded. According to management, the chance of a favorable ruling to the Companies is probable. The amounts involved are R$19,039 and R$44,302, respectively monetarily restated.

11	Deferred income and social contribution taxes

Deferred taxes are calculated on income tax and social contribution losses and the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The currently defined tax rates of 25% for income tax and 9% for social contribution are used to calculate deferred taxes.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to offset temporary differences and/or tax losses, considering projections of future results based on internal assumptions and future economic scenarios, which may, therefore, suffer changes.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The offsetting amounts are as follows:

	12.31.10	12.31.09	01.01.09

Income tax losses	1,669,112	1,719,136	1,649,882
Social contribution losses	600,852	619,081	593,924
Temporary Differences
Allowance for doubtful accounts	126,003	139,501	123,115
Derivative transactions	48,853	28,240	(110,266)
Provision for contingencies	84,679	110,333	86,146
Accelerated depreciation of TDMA equipment	11,419	17,522	30,921
Adjustment to present value - 3G license	24,660	26,602	29,130
Deferred income tax on CPC adjustments (note 3)	193,674	215,870	148,262
FISTEL court deposit	19,069		-
Income and social contribution taxes on the fair value of property, plant and equipment acquired in business combination (note 2.c4)	(83,708)	(96,154)	-
Other	18,431	(8,478)	33,839
	2,713,044	2,771,653	2,584,953
Valuation allowance	(1,064,020)	(2,570,320)	(2,395,388)
	1,649,024	201,333	189,565
Portion of Deferred Tax Assets	1,732,732	297,487	189,565
Portion of Deferred Tax Liabilities	(83,708)	(96,154)	-

TIM CELULAR

The subsidiary TIM Celular, based on the expectation of generating future taxable income, supported by  a technical study approved by management and reviewed by the Fiscal Council, recognized in 2010 the totality of its  deferred tax assets deriving from  tax losses, social contribution losses and temporary differences, which have no expiration period. Similarly to 2009, the Company evaluated the recognition of such tax credits based on the likelihood of recoverability, and recorded a deferred tax asset for the portion considered probable of being recovered. For the year ended December 31, 2010, the following main aspects supported the Company’s evaluation:

-	A significant reduction in the uncertainties in the macro-economic environment;
-
Substantial improvements in the Company’s financial and operational indicators, which result from the actions taken by the Company during the year, such as reformulation of the Company’s product and service portfolio and a differentiated price and handset subsidy strategy;

-	Results of the Company’s mergers (TIM Nordeste and Intelig), which generated an improvement in the operational and tax efficiency;

Those factors, together with the robust results presented by the Company in 2010 and the revision of the projections, led to a scenario of reduced uncertainties about the recognition of the corresponding deferred tax assets.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Based on the technical study of generation of future taxable profits, TIM Celular estimates that these deferred tax assets will be recovered in the following years:

2011	399,796
2012	274,580
2013	277,114
2014	252,119
2015	244,312
2016 forward	284,811
1,732,732

The estimates of recovery of tax credits were based on the estimates of taxable profits, taking into account several financial and business assumptions considered at the conclusion of 2010. Consequently, these estimates may not be realized in the future, due to the inherent uncertainties in our forecasts.

INTELIG

Based on future taxable income projections and considering the history of tax losses, the subsidiary Intelig concluded that significant uncertainties exist in relation to the recoverability of tax losses, and accordingly it did not recognize the deferred tax assets. The amounts of such potential deferred tax assets are R$923,907 as of December 31, 2010, R$882,016 as of December 31, 2009 and R$871,080 as of January 1, 2009.

12	Prepaid expenses

	12.31.10	12.31.09	01.01.09

Rentals and Insurance	26,930	17,220	14,069
Advertising not released	80,293	9,540	1,907
Other	1,165	7,777	18,677
	108,388	34,537	34,653

Current portion	(93,768)	(24,690)	(20,960)
Long-term portion	14,620	9,847	13,693

13	Court Deposits

	12.31.10	12.31.09	12.31.09

Civil	112,175	97,826	34,869
Labor	103,092	68,586	50,462
Tax (*)	170,148	61,108	58,593
Regulatory	104	-	-
	385,519	227,521	143,924

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

(*) In April 2008, Federal Law No. 11.652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (Empresa Brasil de Comunicação). It is the understanding of the company that this Law is unconstitutional since the contribution instituted lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular, and in March 2010 court deposits were made related to the contribution for 2010 in the amount of R$56,086. For this court deposit there is a provision in the same amount recorded under “Indirect taxes and contributions payable” in non-current liabilities. The writ of mandamus is pending court decision at the lower court. In the opinion of the Company's internal and external legal counsel, the risk of loss is probable.

14	Other assets

	12.31.10	12.31.09	01.01.09

Advances to suppliers	61,403	81,210	11,958
Advances to employees	4,879	5,723	5,712
Tax incentives	13,533	13,358	14,260
Other assets	36,539	5,862	2,177
	116,354	106,253	34,107

Current portion	(98,591)	(94,390)	(26,839)
Long-term portion	17,763	11,863	7,268

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

15	Property, plant and equipment

 (a) Variation in property, plant and equipment

	Balance as of December 31, 2009	Additions	Disposals	Transfer	Balance as of December 31, 2010
Cost of property, plant and equipment, gross
Commutation / transmission equipment	8,538,467	-	(2,545)	892,907	9,428,829
Fiber optic cables	463,384	-	-	3,054	466,438
Leased hand sets	1,212,042	-	(72,687)	186,713	1,326,068
Infrastructure	2,049,973	-	(39)	161,795	2,211,729
Computer assets	1,106,637	-	-	49,994	1,156,631
General use assets	432,980	-	(1,862)	26,710	457,828
Plots of land	37,622	-	-	553	38,175
Construction work in progress	654,045	1,745,985	-	(1,321,726)	1,078,304

Total property, plant and equipment, gross	14,495,150	1,745,985	(77,133)	-	16,164,002

Accumulated depreciation
Commutation / transmission equipment	(5,763,613)	(858,360)	2,111	-	(6,619,862)
Fiber optic cables	-	(30,934)	-	-	(30,934)
Leased hand sets	(865,764)	(291,786)	45,442	-	(1,112,108)
Infrastructure	(1,137,850)	(150,734)	5,869	-	(1,282,715)
Computer assets	(950,838)	(79,676)	905	-	(1,029,609)
General use assets	(183,313)	(37,164)	(4,574)	-	(225,051)

Total Accumulated depreciation	(8,901,378)	(1,448,654)	49,753	-	(10,300,279)

Property, plant and equipment, net
Commutation / transmission equipment	2,774,854	(858,360)	(434)	892,907	2,808,967
Fiber optic cables	463,384	(30,934)	-	3,054	435,504
Leased hand sets	346,278	(291,786)	(27,245)	186,713	213,960
Infrastructure	912,123	(150,734)	5,830	161,795	929,014
Computer assets	155,799	(79,676)	905	49,994	127,022
General use assets	249,667	(37,164)	(6,436)	26,710	232,777
Plots of land	37,622	-	-	553	38,175
Construction work in progress	654,045	1,745,985	-	(1,321,726)	1,078,304

Total property, plant and equipment, net	5,593,772	297,331	(27,380)	-	5,863,723

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Balance as of		Disposals			Balance as of
	January 1,		(Write-		Intelig	December 31,
	2009	Additions	offs)	Transfer	Balance	2009
Cost of property, plant and equipment, gross
Commutation / transmission equipment	7,726,698	563	-	563,332	248	8,538,467
Fiber optic cables	-	-	-	-	463,384	463,384
Leased hand sets	955	381	(123)	380,566	-	1,212,042
Infrastructure	1,930,992	118	-	118,293	688	2,049,973
Computer assets	1,066,639	30	-	29,787	10	1,106,637
General use assets	352	56	(73)	55,815	26	433
Plots of land	27,790	184	-	184	9,648	37,622
Construction work in progress	277	355	-	(1,147,977)	23	654

Total property, plant and equipment, gross	12,334,725	1,502,720	(196)	-	780,845	14,495,150
Accumulated depreciation
Commutation / transmission equipment	(4,994,315)	(769,344)	46	-	-	(5,763,613)
Fiber optic cables	-	-	-	-	-	-
Leased hand sets	(637,697)	(312,670)	84,603	-	-	(865,764)
Infrastructure	(984,322)	(153,528)	-	-	-	(1,137,850)
Computer assets	(822,231)	(128,607)	-	-	-	(950,838)
General use assets	(142,360)	(41,010)	57	-	-	(183,313)

Total accumulated depreciation	(7,580,925)	(1,405,159)	84,706	-	-	(8,901,378)
Property, plant and equipment, net
Commutation / transmission equipment	2,732,383	(206)	46	563,332	248	2,774,854
Fiber optic cables	-	-	-	-	463,384	463,384
Leased hand sets	317	68	(38)	380,566	-	346
Infrastructure	947	(35)	-	118,293	688	912
Computer assets	244	(99)	-	29,787	10	156
General use assets	209	15	-	55,815	26	250
Plots of land	27,79	184	(16)	184	9,648	37,622
Construction work in progress	277	355	-	(1,147,977)	23	654

Total Property, plant and equipment, net	4,753,800	97,561	(38,434)	-	780,845	5,593,772

(b) Depreciation rates

Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Leased hand sets	50
Infrastructure	4 to 10
Computer assets	20
General use assets	4 to 10

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

In compliance with ICPC 10, the Company and its subsidiaries evaluated the useful lives of property, plant and equipment and concluded that no changes in the circumstances on which the estimates were based justified any changes in the useful lives currently estimated.

Operating technologies

The subsidiaries operate their service network using GSM and 3G technologies. On December 31, 2010, no provision for loss on recovery of property, plant and equipment was deemed necessary.

16	Intangible assets

The authorizations for SMP operation rights and radio frequency licensing, as well as software, goodwill and other items, can be shown as follows:

(a) Variation in intangible assets

	Balance as of December 31, 2009	Additions	Transfers	Write-offs	Balance as of December 31, 2010
Cost of intangible assets, gross
Software rights	6,115,624	746	746,174	-	6,861,798
Concession licenses	4,266,301	-	-	-	4,266,301
Subsidies on sales of devices and mini modems	1,521,244	290	290,336	-	1,811,580
Goods and facilities in progress	17	53	(1,036,510)	-	70
Goodwill	367,571	-	-	-	367,571
Other assets	33,181	-	-	-	33,181

Total intangible assets, gross	12,320,429	1,089,775	-	-	13,410,204
Accumulated amortization					(4,870,255)
Software rights	(4,075,570)	(794,858)	-	173
Concession licenses	(1,943,627)	(302,517)	-	-	(2,246,144)
Subsidies on sales of devices and mini modems	(1,307,664)	(441,366)	-	-	(1,749,030)
Other assets	(2,856)	(6,066)	-	(5)	(8,927)

Total Accumulated Amortization	(7,329,717)	(1,544,807)	-	168	(8,874,356)
Intangible assets, net					1,991,543
Software rights	2,040,054	(49)	746,174	173
Concession licenses	2,322,674	(302,517)	-	-	2,020,157
Subsidies on sales of devices and mini modems	214	(151)	290,336	-	63
Goods and facilities in progress	17	53	(1,036,510)	-	70
Goodwill	367,571	-	-	-	367,571
Other assets	30,325	(6,066)	-	-5	24,254

Total Intangible assets, net	4,990,712	(455,032)	-	168	4,535,848

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Balance as of January 1, 2009	Additions	Transfers	Disposals	Intelig Balance	Balance as of December 31, 2009
Cost of intangible assets, gross
Software rights	4,831,979	752,939	752,939		530,706	6,115,624
Concession licenses	4,079,741	-	-		186,56	4,266,301
Subsidies on sales of devices and mini modems	1,037,887	483,357	483,357		-	1,521,244
Goods and facilities in progress	84,554	(68,046)	(1,236,296)		-	16,508
Goodwill	157,556	-	-		210,015	367,571
Other assets	3,04	-	-		30,141	33,181

Total intangible assets, gross	10,194,757	1,168,250	-		957,422	12,320,429

Accumulated amortization
Software rights	(2,744,240)	(810,984)	-	(2,170)	(518,176)	(4,075,570)
Concession licenses	(1,557,176)	(293,069)	-		(93,382)	(1,943,627)
Subsidies on sales of devices and mini modems	(903,022)	(404,642)	-		-	(1,307,664)
Other assets	(2,744)	(112)	-		-	(2,856)

Total Accumulated Amortization	(5,207,182)	(1,508,807)	-	(2,170)	(611,558)	(7,329,717)

Intangible assets, net
Software rights	2,087,739	(58,045)	752,939	(2,170)	12,53	2,040,054
Concession licenses	2,522,565	(293,069)	-		93,178	2,322,674
Subsidies on sales of devices and mini modems	134,865	78,715	483,357		-	213,58
Goods and facilities in progress	84,554	(68,046)	(1,236,296)		-	16,58
Goodwill	157,556	-	-		210,015	367,571
Other assets	296	(112)	-		30,141	30,325

Total Intangible assets, net	4,987,575	(340,557)	-	(2,170)	345,864	4,990,712

(b) Amortization rates

Annual average rate %

Software licenses	20
Concession licenses	5 to 20
Other assets	20

Subsidies on the sale of devices and mini-modems are amortized in 12 months.

Impairment test on intangible assets with undefined useful life.

At least annually, the Company applies the recoverability test on recorded goodwill. The calculations were performed based on the discounted cash flow using as parameters the premises included in the Company’s 10 years Industrial Plan and used growth rate compatible with the market the Company operates and a discount rate of 10% per year. The results of such tests indicated no need for an accounting provision.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

17	Suppliers

	12.31.10	12.31.09	01.01.09

Local currency
Suppliers of materials and services	2,673,885	2,593,278	2,654,599
Interconnection (a)	210,307	220,518	306,255
Roaming (b)	240	274	846
Co-billing (c)	91,870	118,684	177,008
	2,976,302	2,932,754	3,138,678

Foreign currency
Suppliers of materials and services	71,994	100,690	131,610
Roaming (b)	55,173	66,538	58,426
	127,167	167,228	190,036
Current portion	3,103,469	3,099,982	3,328,714

(a)   This refers to the use of the networks of other fixed and mobile cell telephone operators, with calls being initiated in the TIM network and terminating in the network of other operators.

(b)   This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c)   This refers to calls made by a customer who chooses another long-distance operator.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

18	Loans and financing

	Guarantees	12.31.10	12.31.09	01.01.09
Local currency
Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% timely payment discount on charges,. This financing is the subject matter of a swap transaction intended as a hedge, which changes its cost to 76.90% of the CDI daily rate.	Bank Guarantee	24,825	40,950	56,830

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% timely payment discount on charges. This financing involves a swap transaction intended as a hedge, which changes the cost into between 75.75% and 69.80% of the CDI daily rate.	Bank guarantee and TIM Participações’ surety	36,508	54,861	71,603

Banco do Nordeste: financing subject to fixed interest of 10% p.a. and a 15% and 25% timely payment discount on charges..	Bank guarantee and TIM Participações surety	56,917	68,063	45,287

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 4.23% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this TJLP-based financing involves a swap transaction for 91.43% of the Bank Deposit Certificate (CDI) daily rate.	TIM Participaçõe’ guarantee and TIM Celular receivables.	583,498	802,310	1,019,898

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): This financing bears an average interest rate of approximately 2.34% plus the TJLP (Long Term Interest Rate) disclosed by the Brazilian Central Bank, on the 82.8%% "incentive"portion and an interest rate consisting of the IPCA, plus the BNDES cost of obtaining the funding on the 17.2% portion.	TIM Participações guarantee and TIM Celular receivables.	949,902	657,727	270,496

BNDES (Banco Nacional de Desenvolvimento Econômico e social): This financing bears an interest rate of 4.5% p.a. This loan is part of the progam named PSI (Investment Sustainability Program)	TIM Participações guarantee and TIM Celular receivables	70,097	0

BNDES (Banco Nacional do Desenvolvimento Econômico e Social): this financing bears interest at 3.0% p.a. plus variation of the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. Part of this financing based on the TJLP involved a swap transaction for 81.80% of the daily CDI.	Bank guarantee	10,569	23,252	35,892

BNDES (Banco Nacional de Desenvolvimento Econômico e Social): bears an average interest of 4.82% p.a., plus the TJLP (long-term interest rate) as disclosed by the Brazilian Central Bank. This loan is part of the program named PSI (Investment Sustainability Program)	TIM Participações’ guarantee and TIM Celular receivables.	407,268	407,373	-

Syndicated loan. The outstanding balance is updated by the variation of the CDI rate plus the respective applicable margin of 1.80% and 2.75% of the CDI.	TIM Participações’ surety		590,440	628,747

CCB – Bank financing in local currency, contracted with Banco Santander to meet working capital requirements. Its cost is 110% of the daily CDI rate.	N.A.	204,957	203,750	205,634

Resolution 2770: Bank financing at an interest rate of 108% of the CDI.	N.A.	165,901	516,517	1,214,832

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Foreign Currency

BEI: The outstanding balance is updated by the LIBOR 6M plus SPREAD. Loan in foreign currency, with 100% coverage against foreign exchange exposure through swap transactions at the average interest rate of 95.42% of the CDI.	Bank guarantee and TIM Participações’ surety	479,337	422,276

Banco BNP Paribas: Loan taken out in foreign currency and updated by LIBOR 6M+ Spread, for which 80% of the risk is guaranteed by the insurance company “SACE S.p.A”. This transaction is 100% hedged against foreign exchange exposure through swap transactions at the average cost of 95.01% of the CDI.	TIM Participações’ surety	244,891	254,397

Morgan Stanley Bank: Debt in the amount of US$68,000,000	TIM Celular’s surety	-	118,402

Total	3,234,670	4,159,958	3,549,219

Current portion	(957,549)	(1,417,363)	(1,482,705)
Long-term portion	2,277,121	2,742,595	2,066,514

Foreign currency loans taken with Banco BNP Paribas, with a guarantee provided by the SACE group and CCB (Bank Credit Schedules)  contracted with Banco Santander Brasil S.A., include   restrictive clauses that provide for compliance with some financial indices calculated on a half-yearly basis. The subsidiary TIM Celular is in compliance with all the required financial indices.

The loans taken by TIM Celular S.A. with the BNDES, for the purpose of expanding the mobile telephone network, also include restrictive clauses under which the company has to comply with certain financial indices calculated on a half-yearly basis. The subsidiary has been complying with all the required financial indices.

The BNDES released R$92,000 in August 2010 under the PSI credit line, which is being used to purchase machines and equipment to expand our network capacity. Considering that the financing was granted by the development bank at an interest rate of 4.5% p.a., that is, below market rate, this transaction can be classified in the scope of IAS 20/CPC 07 – Governmental Subsidy and Assistance. Accordingly, using the effective interest rate method defined in IAS 39/CPC 38 – Financial Instruments, Recognition and Measurement, the following should be taken into account: a comparison was made between i) the total amount of the debt, based on the rates agreed in the contract and ii) the total amount of the debt based on rates in effect in the market (fair value). Based on this comparison, the subsidy released by the BNDES was adjusted to present value of R$22,772. This amount was recorded under “Prepaid Revenues – Governmental Subsidy – Long Term” and will be deferred over the useful life of the asset being financed and appropriated to “Other Revenues from Subsidies.”

The Company’s subsidiaries entered into swap transactions as protection against devaluation of the Brazilian currency (“Real”) vis-à-vis foreign currencies and changes in the fair value of their loans that were pegged to fixed interest rates and the TJLP (Long-Term interest Rate).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The long-term portions of loans and financing as of December 31, 2010 mature as follows:

2012	623,409
2013	365,126
2014	215,141
2015	215,141
2016	858,304
2,277,121

As for transactions involving financial instruments (liabilities), significant differences have not been identified between fair values and book values, especially because these instruments have been substantially contracted with the National Bank for Economic and Social Development (BNDES) and other Development Banks. In Brazil, there is no consolidated market for long-term debt with characteristics of BNDES financing arrangements because loans to entities in general, with the long-term characteristic, are usually granted by BNDES and other Development Banks. These financing arrangements have special features and conditions that are established in BNDES loan agreements between independent parties, and reflect the conditions for the types of financing that typically include particular characteristics, by applying rates that would be applicable to any entity, adjusted only by the specific credit risk of entities and projects involved.

19	Labor Obligations

	12.31.10	12.31.09	01.01.09

Payroll taxes	31,522	30,156	26,235
Salaries and provisions payable	85,337	70,329	70,410
Employees’ withholding	8,433	7,378	10,346
	125,292	107,863	106,991

20	Indirect taxes, fees and contributions payable

	12.31.10	12.31.09	01.01.09

ICMS	419,294	470,311	400,766
ANATEL taxes and fees	128,870	44,297	23,560
Municipal Service Tax (ISS)	46,539	31,651	28,615
Other	7,392	22,750	19,017
	602,095	569,009	471,958

Current Portion	(544,375)	(563,852)	(471,958)
Long-Term Portion	57,720	5,157	-

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

21	Direct taxes, fees and contributions payable

	12.31.10	12.31.09	01.01.09

IRPJ and CSSL	289,659	99,007	67.263
PIS/COFINS	100,779	55,766	56.019
Other	13,870	31,856	6.539
	404,309	186,629	129.821

Current portion	(265,328)	(162,645)	(129.821)
Long-term Portion	138,981	23,984	-

22	Other liabilities

	12.31.10	12.31.09	01.01.09

Pre-paid services to be provided	264,147	134,053	103,769
Reverse split of shares (*)	20,347	20,366	20,447
Governmental subsidies (note 19)	22,772	-	-
Other obligations	16,894	13,437	9,870
	324,160	167,856	134,086

Current portion	(181,268)	(115,450)	(113,639)
Long-term Portion	142,982	52,406	20,447

(*) On May 30, 2007, the Extraordinary General Meeting of the Company approved the reverse split of all the shares issued by the Company in the proportion of one new share for each  (1,000) existing shares of the same type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holdings in lots of (1,000) shares, by type, through private negotiation, in the OTC market or in the São Paulo Stock Exchange (BOVESPA) at their free and sole discretion.

On September 18, 2007, an auction was made in the São Paulo Stock Exchange (BOVESPA) for the sale of 2,285,736 shares (1,185,651 common shares under the code TCSL3 and 1,100,085 preferred shares under the code TCSL4), corresponding to the fractions resulting from this reverse split. The amounts calculated on the sale are at the disposal of the holders of these fractions since then.

23	Provision for contingencies

The Company and its subsidiaries are parties to certain lawsuits (labor, tax, regulatory and civil) which arise in the normal course of their business, and have set up provisions whenever management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The provision set up for contingencies is made up as follows:

	12.31.10	12.31.09	01.01.09

Civil	40,531	91,801	97,988
Labor	53,162	49,512	55,170
Tax	145,099	159,105	76,762
Regulatory	10,265	24,090	23,450
	249,057	324,508	253,370

The changes in the provision for contingencies can be summed up as follows:

	12.31.09	Additions, net of reversals	Payments	Unwinding of Discount	12.31.10

Civil	91,801	43,866	(84,691)	(10,445)	40,531
Labor	49,512	3,618	(267)	299	53,162
Tax	159,105	(11,134)	(4,760)	1,888	145,099
Regulatory	24,090	(3,893)	(7,348)	(2,584)	10,265
	324,508	32,457	(97,066)	(10,841)	249,057

	01.01.09	Balance from company acquired	Additions, net of reversals	Payments	Unwinding of Discount	12.31.09

Civil	97,988	7,113	73,061	(84,130)	(2,231)	91,801
Labor	55,170	10,744	(11,436)	(3,713)	(1,253)	49,512
Tax	76,762	116,490	(10,786)	(10,982)	(12,379)	159,105
Regulatory	23,450	5,760	(2,943)	(1,782)	(395)	24,090
	253,370	140,107	47,896	(100,607)	(16,258)	324,508

Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of the lawyers who are hired to deal with such cases. These assessments are reviewed at periodic intervals, and therefore can be modified over the course of the proceedings, in light of new facts or events, such as changes in case law.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Consumer Lawsuits

The subsidiaries are parties to roughly 69,890 lawsuits (versus 61,697 as of June 30, 2010), which are mostly claims that have been filed by consumers. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, with highlight going to allegations of undue collection, contract cancellation, equipment defects and failures in terms of equipment delivery, as well as unjustified inclusion in credit report services. For these actions, the Company provided for the accrual based on the above mentioned premises.

Class Actions

There are two main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina/PE and Juazeiro/BA, due to the existence of “state border areas”; and (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of phone sets. Due to the fact that the referred lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying possible losses at the current stage of the legal proceedings, no provisions have been set up by management regarding the above described contingencies.

Labor Contingencies

These refer both to claims filed by former employees, in relation to questions such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not met with by the service provider companies that were contracted.

Labor Claims

Out of the total of 6,172 labor suits (5,192 as of June 30, 2010) filed against the Company and its subsidiaries, more than 79% relate to claims that involve service providers, with the great majority of these claims being concentrated in certain companies, which for the most part are located in the cities of São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife. As a result of the merger of HOLDCO into TIM Participações, that took place in December 2009, there are 45 labor claims involving TIM and Grupo Docas.

In relation to third-party claims, a number of these relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees. Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of 800 employees, including in-house staff as well as outsourced personnel.

Any assessment of the chances of loss regarding these actions and the contingent values is subject to revision at periodic intervals, taking into account the legal decisions reached during the course of the aforementioned processes, on account of regulatory changes or changes in Case Law Guidelines and Precedents issued by Superior Courts.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Adjustments in the labor provision are based, for the most part, on the concentration of efforts aimed at intensifying the standardization process in relation to the classification of the risks of labor-related claims involving the Company and its subsidiaries, taking into account the fact that the management of labor litigation makes use of numerous methods of procedural analysis and evaluation of the existing risks.

Tax Contingencies

IR and CSLL

In 2005, TIM Celular was assessed by the Minas Gerais office of the Federal Revenue Secretariat for the sum of R$126,933, in connection with: (i) taxation of monetary variations on swap transactions and exchange variations on outstanding loans; (ii) a separate fine for failure to pay social contribution on net income on an estimated monthly basis for the year 2002 and part of 2001; (iii) alledge failure to pay corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest overseas (IRRF – withholding income tax) – a voluntary disclosure that does not entail payment of arrears charges.

The subsidiary is currently challenging these assessments with the tax authorities.  Based on the opinions both of the company’s own lawyers as well as of law firms that provide the company with legal advice, management had concluded that the probable loss to be incurred with these processes would come to a figure of R$32,750, and set up a provision in 2005 for this amount under the title “Provision for income and social contribution taxes”.

In September 2009, TIM Celular enrolled in the REFIS (Fiscal Recovery Program) which provided amnesty in relation to fines and interest charges along with the possibility of payment of federal tax debits by installment. TIM Celular opted to enroll partially in the REFIS program regarding these fines, and paid the sum of R$4,884 in relation to the installment corresponding to exclusions from net income before CSLL (Social Contributions on Net Income) and exchange variations. The amount of the provision that was set up under the title “Provision for Income and Social Contribution Taxes” in connection with CSLL was R$8,547, while the amount of R$3,663, which corresponds to the difference between the value that had been provisioned and the amount that was actually paid, was reversed in favor of the subsidiary.

The subsidiary continues to challenge these assessments with the tax authorities. At present the total amount assessed comes to a figure of R$209,805, while the company has set up a provision for the sum of R$24,203, the amount considered as probable loss by the management of the Company.

Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the SMP (Personal Mobile Service) and STFC (Switched Fixed Telephone Service) regulations and the quality targets defined under the General Quality Targets Plan for SMP (PGMQ-SMP) and for STFC – ANATEL filed some Procedures for the Determination of Non-Compliance of Obligations – PADO, involving the subsidiaries. The provision for regulatory contingencies considers this evaluation.

The subsidiaries have made every effort and presented the arguments to avoid sanctions. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial fine charged or lead to the definitive dismissal of the PADO, without any sanctions being applied.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Contingencies involving possible losses

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the management and the Company’s lawyers. No provisions have been set up for these contingencies and the Company does not expect material negative impacts in the financial statements, summarized as follows:

	2010	2009

Civil	364,550	238,390
Labor	262,330	165,647
Tax	2,397,408	1,494,077
Regulatory	79,803	58,496
	3,134,091	1,956,610

The main actions where the risk of loss is classified as possible are described below:

Civil

Class Actions

There are some class actions against subsidiaries where the risk of loss is regarded as possible and which deserve to be highlighted. The aforementioned actions can be summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the Company’s policy of exchanging defective phone sets, which is allegedly in disagreement with the manufacturer’s warranty terms; (ii) a lawsuit against TIM Celular in the State of Rio Grande do Norte (city of Natal), questioning the quality of the services provided, as well as the quality of the network serving said State;  (iii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingú; (iv) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the municipalities of Balsas, Grajaú and Coelho Neto; (v) a lawsuit filed against TIM Celular, challenging the long distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region; and (iv) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging SMS sent without previous consent of consumer.

Other Actions and Proceedings

TIM Celular, along with other telecommunications companies, is a defendant in lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering, as null and void, the contractual clause which deals with the VU-M amount used by the Defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants.    The injunction was confirmed by the TRF of the 1st Region. TIM appealed to this decision through a special appeal (RESP), which was partially granted, obliging GVT to pay TIM the amount established by ANATEL in the arbitration process that is in progress with the Agency, and to which GVT and VIVO are parties.  In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The SDE ruled against the alleged practice of Price Squeeze and forwarded the process to CADE for judgment, also voting for the dismissal of the charge of uniform conduct ("cartel"). CADE’s judgment is pending.

TIM Celular is the defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. The aforementioned company provided TIM with outsourced labor in northern Brazil. Given TIM’s decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees.  TIM’s defense and the reply from Gloria Souza & Cia. were presented.

A judicial action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the 29th Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of the contractual relationship that was entered into with TIM (Contract for the Provision of Professional Legal Services)  The expert investigation was homologated and TIM filed an appeal.

A lawsuit has been brought against TIM Celular by the company (recharge distributor) INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA., with the 2nd Lower Court of the Judicial District of Florianópolis-State of Santa Catarina for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in credit reporting’ lists, as well as damages caused by contract termination. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of the Judicial District of Florianópolis-SC for the sum of R$3,957. TIM has made a declaration to the effect that the assets indicated by the execution debtor are insufficient to secure the execution. The case records have been stayed since January 2010 due to the fact that an Interlocutory Appeal has been filed.

MCS was TIM’s largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003 and the contract ended in January 2010. The contract was terminated on account of disagreements between the parties in relation to the compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to lay the blame for its default and losses on TIM. It believes that its financial health has been negatively affected by the changes in TIM’s remuneration policy. Even before the contract had come to an end, MCS filed a lawsuit for termination of the contract and a claim for the payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to the competition.

In March/2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve (12) months, starting from January 2, 2010 (the date when the contract ended). The action for termination of the contract is still in progress.

SECIT filed a lawsuit against TIM requesting indemnity and stating that TIM disregarded the agreement entered into between the two companies. SECIT was engaged by TIM to perform infrastructure works related to the installation of ERBs in area 4 (State of Minas Gerais). TIM filed a defense and the case is in the initial phase, pending judgment. The value on the action is R$9,758.

Labor

Labor Claims

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

A significant percentage of the existing contingencies relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of 800 employees, including in-house staff as well as outsourced personnel.

Case records 01102-2006.024.03.00.0 refer to a public civil action filed by the Labor Public Prosecutor’s Office of the 3rd Region of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, where the first degree acting judge ruled the Labor Public Prosecutors’ Office claims as partially valid, recognizing the irregular outsourcing and the collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM filed a writ of mandamus to prevent the immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals´ decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to appeal was filed, which is awaiting judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor’s Office of the Federal District filed case number 1218-2009.007.10.00.8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor’s Office of filed an Ordinary Appeal in March/2010, which was ruled groundless, the lower-court decision being upheld. A review appeal was filed, and is awaiting the decision of the TST Superior Labor Court).

A group of processes have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees´ labor booklets. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash. However, some of the company’s former employees have questioned this transaction, and in some cases have obtained initial favorable decisions.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any ties to Holdco or TIM Participações. It should be stressed that prior to being taken over by TIM Participações, Holdco belonged to the Docas group, of which Gazeta Mercantil is a part.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Tax Claims

IR and CSLL

On October 30, 2006, TIM Celular received a tax assessment in the initial amount of R$331,171.In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that the amounts in connection with Income and Social Contribution Taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine), had been excluded from the assessment notice, which therefore totaled R$258,144.

The tax assessments which make up the aforementioned administrative proceeding include demands in connection with alleged non-collection of Income and Social Contribution Taxes, together with a separate unrelated fine, for various reasons. Most of the assessment relates to the amortization of goodwill resulting from the privatization auction of the Telebrás System and the related tax deductions. Under Law No. 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with the said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

As a result of the aforementioned Tax Information Report part of the infractions contained in the assessment notice on the temporary adequacy of goodwill deduction was transferred to 159 specific federal tax offsetting proceedings adding up to  R$85,771, which derived from offsetting of such recognition. In September 2009 there was a decision that was partially favorable to TIM Celular in one of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, both in the administrative sphere (R$73,074) and in the judicial sphere (R$9,193).

From May to July 2008, TIM Celular received other 49 assessment notices of the same nature, issued by the Brazilian Federal Revenue in connection with Income and Social Contribution Taxes offset by the subsidiary in the years 2002, 2003 and 2004, totaling R$10,883. The aforementioned assessments were all timely challenged by the subsidiary, and the subsidiary is now awaiting a decision at the administrative level.

In December 2010, TIM Celular received an assessment notice drawn up by the São Paulo Federal Revenue Office, in the amount of R$164,102 related to (i) alleged non-addition to the calculation base of IRPJ and CSL of the amount corresponding to goodwill amortization on the acquisition of shares in Tele Nordeste Celular Participações; (ii) exclusion of amortized goodwill; and (iii) deduction from IRPJ of tax reduction incentive and allegedly non-refundable additions, considering the alleged lack of formalization with the Federal Revenue of the incentives granted by Superintendence for the Development of the Northeast (Sudene). Said fine was timely refuted by the subsidiary and is pending a decision in the administrative sphere.

IRRF

In  December 2006, the subsidiary Intelig received a tax assessment drawn up by the Federal Revenue Office in the amount of R$49, 652, as a result of alleged lack of payment of IRF and CIDE on such remittances. The tax assessment was challenged in the administrative sphere and successfully terminated upon issue of a favorable Writ of Mandamus.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

PIS and COFINS

In 2004, TIM Celular was assessed in connection with PIS and COFINS allegedly due on exchange variation arising from revenue generated in 1999. The two assessment notices added up to a total amount of R$30,913. TIM Celular had filed a Writ of Mandamus against the broadening of the tax assessment basis established by Law No. 9718/98. A judicial decision favorable to the company was issued in March 2006 in relation to the aforementioned Writ of Mandamus, declaring Law No. 9718/98 to be unconstitutional, preventing the collection of PIS and COFINS on non-operating revenue.

The above-mentioned tax assessments, which challenged the levying of PIS and COFINS on exchange rate variations in April 2007, the requirement for payment of PIS on exchange rate variations was canceled, and in February 2009, the requirement for payment of COFINS in connection with exchange rate variation was reduced by R$23,339, leaving the amount of R$2,263 still under discussion.

In October, November and December 2009, TIM Celular received 194 tax assessments amounting to the sum of R$26,076 which involve the payment of COFINS in connection with the non-homologation of the request for offset for the fiscal years 2005, 2006 and 2007, related primarily to the import of services. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

In May 2010, TIM Celular received 3 tax assessment notices drawn up by the Federal Revenue Secretaria in the State of São Paulo, in the amount of R$50,026, related to: (i) lack of payment of IRRF tax on earnings from residents abroad and remitted as international roaming and payment to unidentified beneficiaries; (ii) lack of payment of CIDE tax on royalties in remittances abroad, as well as on remittances related to international roaming; and (iii) reduction of tax losses (IRPJ/CSLL) regarding deduction of unproven expenses involving technical services. Such fines were timely refuted by the company, and are pending a decision at the administrative sphere.

ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Parent Company and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative processes the amount that is now being disputed is R$41,576, (the original tax assessment was for the sum of R$95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company’s own lawyers as well as of law firms that provide the company with legal advice, management concluded that the processes still in progress may result in a possible loss for the subsidiary.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities in various Brazilian States in connection with the payment of ICMS regarding operating aspects of the company’s activity of provision of telecommunications services, as well as the commercialization of merchandise. Some grounds or reasons for tax assessments in connection with alleged failure to pay the tax, according to the allegations of the inspection agents include: (i) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale; (ii) recording of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register; (iii) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed; (iv) alleged failure to make payment due to differences between the amount actually paid and the amount declared; and (v) payment of tax outside the term established by the state legislation, among others. The aforementioned assessments are being challenged in a timely fashion at both the administrative as well as the judicial level. The sum involved in those cases under discussion where the amount is in excess of R$5,000, comes to a total of R$105,661.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro and Bahia, for allegedly defaulting on payment of the tax, as well as the additional contribution regarding the “Fundo de Combate à Pobreza e às Desigualdades Sociais” (Fund for Fighting Poverty and Social Inequalities) allegedly due on: (i) the provision of international roaming services; and (ii) the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative level and add up to a total sum of R$50,446.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Paraíba, Rio de Janeiro, Paraná,  for the respective sums of R$8,247, R$38,274, R$8,476, R$19,938, R$46,923 and R$7,410, in connection with the failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged by the subsidiary at the administrative level and add up to a total sum of R$72,199.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$286,010 and R$17,167, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. This subsidiary intends to challenge the aforementioned collection at the higher court.

In 2008, 2009 and 2010 the subsidiary TIM Celular received tax assessment notices for the total sum of R$122,208 drawn up by the tax authorities of the States of Ceará, São Paulo, Pernambuco, Paraná and Minas Gerais in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

On November 19, 2002, the subsidiary Intelig was assessed by the State of Minas Gerais’ tax authorities for the sum of R$8,564, for allegedly having taken undue ICMS credit on the acquisition of property, plant and equipment items and materials intended for utilization and consumption by the company. This assessment is being challenged at the judicial level.

In November 2005, the subsidiary Intelig was assessed by the State of Mato Grosso’s tax authorities for the sum of R$11,723, for allegedly having taken undue ICMS credit on the acquisition of property, plant and equipment items without the support of the respective Invoice and of the difference in the rate of ICMS. The aforementioned assessment is being challenged at the judicial level.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

In December 2007 and December 2008, the subsidiary Intelig received two assessment notices from the State of São Paulo’s tax authorities for the amounts of R$5,204 and R$11,385 for allegedly having taken undue ICMS credit in the years 2002 and 2003 by means of the reversal of debits in connection with the cancellation of telecommunications services that were not actually provided. The Company’s attempt to reverse the assessment relating to the year 2002 was unsuccessful at the administrative level, and the discussion of the debit was initiated at the judicial level. This assessment in relation to the year 2003 is still being discussed at the administrative level.

TIM Celular was assessed by the tax authorities of the States of Paraná and Paraíba, in the amounts of R$27,188 and R$29,266 respectively, involving alleged lack of payment pay ICMS on the provision of telecommunication services (Pre-paid model) – phone card sales. Said tax assessments are being challenged at the administrative sphere.

In April 2010, TIM Celular received 3 tax assessment notices drawn up by the Treasury Office of the State of Ceará, in the amount of R$17,558 for alleged (i) failure to pay ICMS ST tax, since the company did not transfer to “Property, plant and equipment” the goods purchased for inventory purposes, but loaned to customers  and (ii) failure to pay ICMS tax deriving from the issuance of a tax document showing price below acquisition cost. These tax assessment notices are being challenged at the administrative sphere.

In November 2010, TIM Celular received 2 tax assessment notices drawn up by the Treasury Office of the State of São Paulo, in the amount of R$18,444 for allegedly undue ICMS credit regarding telecommunication services not provided as a result of subscription fraud and alleged ICMS credit in duplicity relating to the year 2005. These tax assessments are being challenged at the administrative sphere.

In November 2010, TIM Celular received 3 tax assessment notices drawn up by the tax authorities of the States of São Paulo and Rio Grande do Sul, in the amount of R$67,958, for the reversal of credits regarding the acquisition of permanent assets whose entries allegedly are not backed up in the CIAP (Control of ICMS Credits to Permanent Assets) book. The aforementioned assessments are being challenged at the administrative sphere.

ISS

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming; administrative service of plan cancellation; telephone directory assistance service, provision of data and information and network infrastructure sharing. This assessment is being challenged by the subsidiary at the administrative level.

FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary company that based on the applicable legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge, and accordingly, management has taken the necessary measures to protect the interests of the subsidiary company. A writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL’s intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2005, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period add up to a total amount of R$194,726.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$45,645 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001, 2002 and 2003, respectively. The aforementioned assessments are being challenged at the administrative level.

FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$166,943, in connection with FUNTTEL amounts allegedly due on interconnection revenues for the years from 2001 to 2005, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company’s interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$14,587 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

Regulatory proceedings

TIM Celular is authorized to provide SMP in all Brazilian states for an indefinite period, and to use the radio frequencies associated with SMP, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Terms of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

ANATEL’s orders issued in July 2010 officialized the staying effects of collection of 2% on interconnection revenues related to payment for renewal of RFs. Our provisions were not impacted since at no time did we not consider any regulatory obligation associated with this payment.

In view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Terms of Authorization issued in accordance with the respective Acts, the Company received demands from ANATEL for payment of a new Installation Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below. In the Company’s opinion these charges are improper.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

State	Term of authorization	Expiration Date	Act	Amount
Paraná (except for the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	9/3/2022	57,551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	9/30/2023	5,520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14/2024	1,848 dated 4/13/2009	R$333,444
Ceará	089/2008/PVCP/SPV	11/28/2023	7,385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7,383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7,390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7,386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7,389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7,388 dated 11/27/2008	R$54,000

The demand for payment of TFI is a result of Anatel’s understanding that Art. 9, III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company’s understanding this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, with the requirement for payment of the charge being suspended until the definitive ruling of the challenge from ANATEL.

According to the Terms of Authorization for the operation of Personal Mobile Service (SMP), the subsidiary companies undertook to implement coverage of SMP in stages in relation to their respective regions, within the scope of the areas they were awarded, and they have done this. Also in accordance with the aforementioned Terms of Authorization, the subsidiary companies are required to operate in accordance with the quality standards established by ANATEL and comply with the obligations determined by the regulations. If there is a failure to perform the obligations as set out under the Terms of Authorization, the subsidiaries are subject to the filing of PADOs (Proceedings for the Determination of Noncompliance of Obligations) and possible sanctions as a result.

ANATEL has brought administrative proceedings against the subsidiaries for:

(i) noncompliance with certain quality service indicators; and
(ii) default on certain obligations assumed under the Terms of Authorization and relevant regulations.

The subsidiaries filed administrative defenses, administrative appeals and reconsideration requests to ANATEL explaining that the reasons for default were due to several factors, most of them involuntary and not related to the companies’ activities and actions. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected, that is, those deemed as probable by management.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

24	Asset retirement obligations

The changes in the obligations deriving from asset retirement are set forth below:

	12.31.10	12.31.09

Opening balance	239,635	177,067

Additions recorded throughout the period, net of write-offs	14,428	52,762
Unwinding of discount	1,675	9,806

Closing balance	255,737	239,635

The provision is based on the estimated costs to be incurred on disassembly of towers and equipment at leased sites, discounted at present value so as to reflect the best current estimate.

25	Equity

a.	Capital Stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 2,500,000,000 common or preferred shares.

The Shareholders’ Meeting held on April 2, 2009, approved a capital increase in the amount of R$18,761, through the issue of 1,573,828 common shares and 3,046,671 preferred shares, with no par value, on behalf of TIM Brasil. This capital increase used the special goodwill reserve. Minority shareholders were assured capitalization rights, based on the same conditions applicable to controlling shareholders, so that they could keep their minority interests. The subscription price was R$6.12 per common share and R$3.00 per preferred share.

Following the merger of HOLDCO (note 2), the Shareholders’ Meeting held on December 30, 2009, approved a capital increase of R$516,725, through issuance of 43,356,672 common shares and 83,931,352 preferred shares, with no par value, issued by the Company and subscribed on behalf of JVCO.

The subscribed and paid-in capital comprises shares with no par value, as follows:

	2010	2009

Number of common shares	843,281,477	843,281,477
Number of preferred shares	1,632,453,583	1,632,453,583
	2,475,735,060	2,475,735,060

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

b.	Capital reserve

Special goodwill reserve

This reserve resulted from the corporate restructuring process carried out in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, through issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders in proportion to their shareholdings by type and class upon the new issuance, and the amounts payable in connection with this right must be delivered directly to the controlling shareholder, in accordance with CVM Instruction No. 319/99.

c.	Profit reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock.  This reserve can be used only for capital increase or offsetting of accumulated losses.

Reserve for expansion

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law No. 6404/76, and is intended to fund investment and expansion projects, supported by capital budgets.

d.	Dividends

Dividends are calculated in accordance with the Company’s bylaws and the Brazilian Corporate Law.

As stipulated in its bylaws, the Company shall distribute an amount equivalent to 25% of adjusted net income as a minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting, but are ensured the following preferences or advantages: (i) priority in the payment of capital with no premium and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained by dividing the subscribed capital stock by the total number of shares issued by the Company.

In order to comply with Law No. 10303/01, the Company’s bylaws were amended, including the first paragraph of article 10, which ensures the holders of preferred shares, every year, the right to receive dividends corresponding to 3% of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, as described in the preceding paragraph.

In 2010, the preferred shares were granted full voting rights since dividends had not been paid for three consecutive years, in accordance with the first paragraph of article 111 of Law No. 6404/76.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Dividends were calculated as follows:
	2010	2009

Common shares	2,775,734	2,775,734
Preferred shares	5,373,362	5,373,362
Capital	8,149,096	8,149,096

Dividends: 6% to preferred shares, pursuant to bylaws	322,402	322,402

Equity – Common shares	2,834,871	2,653,574
Equity – Preferred shares	5,487,843	5,136,881
Total Equity	8,322,714	7,790,455

Dividends – 3% to preferred shares as per the Law 10.303/01	164,635	154,106

Net income for the year	2,216,909	214,893
(-) Offsetting of losses	(125,914)	-
Income after offsetting	2,090,995	214,893

(-) Legal reserve	(104,550)	(10,744)
Adjusted net income	1,986,445	204,149

Dividends
Minimum dividends calculated on 25% of adjusted income	496,611	51,037
(+) Additional dividends	-	153,112
(=) Dividends relative to the profit distribution	496,611	204,149

Dividends payable – common shares	169,155	-
Dividends payable – preferred shares	327,456	204,149
	496,611	204,149

Dividends per share (amounts in reais)
Common share	0.2006	-
Preferred shares	0.2006	0.1251

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

26	Net operating revenue

	2010	2009

Telecommunications service revenue – Mobile
Subscription and Use	8,911,976	8,068,181
Network use	3,679,365	4,042,612
Long distance	2,374,341	1,943,121
VAS – Additional services	2,241,530	1,907,188
Other	272,927	306,011
	17,840,139	16,267,113

Telecommunications service revenue – Fixed	1,281,246	89,860
Telecommunications service revenue – Mobile and Fixed	18,761,385	16,356,973

Goods sold	1,557,910	1,717,663
Gross operating revenue	20,319,295	18,074,636

Deductions from gross revenue
Taxes	(4,475,829)	(3,916,506)
Discounts given	(1,264,090)	(850,066)
Returns and other	(121,926)	(149,930)
	(5,861,845)	(4,916,502)

Total net revenue	14,457,450	13,158,134

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

27	Cost of services provided and goods sold

	2010	2009

Personnel	(58,450)	(60,846)
Third party services	(337,021)	(315,550)
Interconnection	(3,602,984)	(3,351,845)
Depreciation and amortization	(1,994,184)	(1,816,000)
ANATEL fees	(27,209)	(19,627)
Rentals and insurance	(242,850)	(165,966)
Other	(16,978)	(17,351)
Cost of services provided	(6,279,676)	(5,747,185)

Cost of goods sold	(1,026,091)	(925,184)
	(7,305,767)	(6,672,369)

28	Selling expenses

	2010	2009

Personnel	(389,773)	(366,653)
Third parties’ services	(2,048,978)	(2,112,772)
Advertising and publicity expenses	(537,221)	(511,933)
Loss and allowance for doubtful accounts	(310,497)	(422,163)
Telecommunications inspection fund (FISTEL)	(817,891)	(614,281)
Depreciation and amortization	(311,173)	(330,908)
Rentals and insurance	(37,274)	(38,180)
Other	(41,801)	(39,861)
	(4,494,608)	(4,436,751)

29	General and administrative expenses

	2010	2009

Personnel	(138,499)	(135,726)
Third parties’ services	(411,664)	(363,108)
Depreciation and amortization	(385,586)	(473,989)
Rentals and insurance	(52,418)	(36,787)
Other	(20,527)	(23,828)
	(1,008,694)	(1,033,438)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

30	Other income (expenses), net

	2010	2009

Income
Fines on telecommunications services	31,137	35,755
Other operating income	272	3,294
	31,409	39,049

Expenses
FUST/FUNTEL	(114,986)	(100,601)
Taxes, fees and contributions	(8,537)	(9,857)
Provision for contingencies, net of reversal	(31,153)	(69,984)
Expenses with disposal of property, plant and equipment	(10,298)	(10,000)
Other operating expenses	(12,165)	(17,652)
	(177,139)	(208,094)

Amortization of concessions	(302,517)	(293,069)

	(479,656)	(501,163)

Other income (expenses), net	(448,247)	(462,114)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

31	Financial income

	2010	2009

Interest on financial investments	145,537	70,204
Interest received from clients	45,180	46,542
Unwinding of discount	37,680	14,476
Other revenue	3,274	5,811
	231,671	137,033

32	Financial expenses

	2010	2009

Interest on loans and financing	(296,508)	(276,712)
Interest paid to suppliers	(18,793)	(11,006)
Interest on taxes and fees	(14,741)	(2,334)
Unwinding of discount	(5,112)	(323)
Discounts given	(21,564)	(17,816)

Other expenses	(23,783)	(20,717)
	(380,501)	(328,908)

33	Foreign exchange differences, net

	2010	2009
Gains
Loans and financing	154,972	399,029
Suppliers	12,926	26,282
Swaps	290,010	260,228
Other	8,940	11,257
	466,848	696,796

Losses
Loans and financing	(145,588)	(53,665)
Suppliers	(10,409)	(7,076)
Swaps	(395,371)	(665,713)
Other	(12,107)	(23,582)
	(563,475)	(750,036)

Foreign exchange differences, net	(96,627)	(53,240)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

34	Income and social contribution tax expenses

	2010	2009
Income tax
Income tax for the period	(165,672)	(128,602)
Social contribution for the period	(61,643)	(46,395)
Tax incentive - ADENE	36,663	88,851
	(190,652)	(86,146)
Deferred income tax
Deferred income tax	1,064,076	51,016
Deferred social contribution	383,614	18,366
Deferred taxes on adjustments from adoption of CPC’s	-	38,541
	1,447,690	107,923

Provision for income and social contribution tax contingencies	-	11,249

	1,257,038	33,026

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates to the amounts reflected in the income statement is set forth below:

	2010	2009

Income before income tax and social contribution	954,677	308,347

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(324,590)	(104,838)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	81,453	22,678
Provision for income and social contribution tax contingencies	-	11,249
Tax losses and recognized temporary differences	1,435,245	107,923
Permanent (additions)/exclusions	(6,414)	(9,905)
Tax incentive – ADENE	36,663	88,851
Difference in calculation of tax loss from previous years	21,953	(31,922)
Other amounts	12,728	(5,654)
	1,581,628	137,864

Income tax and social contribution charged to income for the year	1,257,038	33,026

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

35	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to shareholders of the company by the weighted average number of common and preferred shares outstanding during the year.

	2010	2009

Profit attributable to shareholders of the company	2,216.909	341,373
Weighted average number of common and preferred shares (thousands)	843,281	843,281

Basic earnings per share	2,6289	0,4048

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company does not have potential common shares.

36	Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	2010	2009

Telecom Personel Argentina (1)	1,043	1,576
Telecom Italia Sparkle (1)	12,578	11,548
Telecom Italia S.p.A. (2)	3,251	3,893
Other	1,102	524
Total	17,974	17,541

	Liabilities
	2010	2009

Telecom Italia S.p.A. (2)	21,643	29,728
Telecom Personel Argentina (1)	1,849	1,561
Telecom Italia Sparkle (1)	4,225	11,887
Italtel (3)	15,361
Other	1,470	509
Total	44,548	43,685

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Revenue
	2010	2009

Telecom Italia S.p.A. (2)	12,045	3,751
Telecom Personel Argentina (1)	8,682	1,891
Telecom Italia Sparkle (1)	16,871	1,772
Italtel (3)	2,047
Other	7,177	259
Total	46,823	7,673

	Cost/Expense
	2010	2009

Telecom Italia S.p.A. (2)	16,885	4,851
Telecom Italia Sparkle (1)	26,988	6,164
Telecom Personel Argentina (1)	5,135	1,296
Other	862	320
Total	49,870	12,631

(1)	These amounts refer to roaming, value-added services (VAS) and assignment of means.

(2)	These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)	The amounts refer to the development and maintenance of software used in telecommunication services billing.

On April 27, 2010, the Shareholders’ Meeting of TIM Participações approved the renewal of the cooperation and support agreement between Telecom Italia S.p.A. and TIM Celular, and the Company as intervening party, effective between January 3, 2010 and January 2, 2011, amounting to approximately R$20,700.

Until December 31, 2010, the amount of R$20,105 was accrued (R$23,296 in 2009), of which R$19,101 refer to property, plant and equipment (R$22,690 in 2009) and R$1,004 refer to costs/expenses (R$606 in 2009). The agreement is intended to add value to the Company by utilizing Telecom Italia’s experience in: (i) improving the effectiveness and efficiency of the activities by adopting in-house solutions, and (ii) sharing systems, services, processes and best practices widely used in the Italian market, which can be easily customized to the Company’s requirements.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

The transactions with related parties are always performed on arms’ length basis.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

37	Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and interest risks involved. These transactions include by swap contracts, and accordingly, no exotic or any other kind of derivative instruments is involved.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32/CPC39.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

The exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would raise the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As of December 31, 2010, the subsidiaries’ financing indexed to foreign currency was fully covered by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to income of the Company and its subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market’s current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI).  In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as of December 31, 2010, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

(iii) Credit risk inherent to provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in case they default on payment of their bills. As of December 31, 2010 and 2009, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent to the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As of December 31, 2010 and 2009, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from the difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are as follows:

	12.31.10			12.31.09
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative transactions	22,868	(166,553)	(143,685)	78,264	(161,322)	(83,058)

Current portion	6,122	(2,071)	4,051	49,237	(48,122)	1,115
Noncurrent portion	16,746	(164,482)	(147,736)	29,027	(113,200)	(84,173)

	01.01.09
	Assets	Liabilities	Net

Derivative transactions	387,573	(63,262)	324,311

Current portion	260,925	(52,448)	208,477
Noncurrent portion	126,648	(10,814)	115,834

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

As of December 31, 2010 the long-term, consolidated financial derivative instruments matured as follows:

	Assets	Liabilities
2012	2,716	(564)
2013	672	(2)
2014	-	-
From 2015 on	13,358	(163,916)
	16,746	(164,482)

Consolidated assets and liabilities measured at fair value:

2010 Consolidated
	Level 1	Level 2	Total
Assets
Financial assets at fair value through profit or loss
Trading securities	2,304,077		2,304,077
Derivatives used for risk management	-	22,868	22,868
Total assets	2,304,077	22,868	2,326,945

Liabilities
Derivatives used for risk management	-	166,553	166,553
Total liabilities	-	166,553	166,553

2009 Consolidated
	Level 1	Level 2	Total
Assets
Financial assets at fair value through profit or loss
Trading securities	2,225,510		2,225,510
Derivatives used for risk management	-	78,264	78,264
Total assets	2,225,510	78,264	2,303,774

Liabilities
Derivatives used for risk management	-	161,322	161,322
Total liabilities	-	161,322	161,322

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments in Bank Deposit Certificates classified as trading securities.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or quotes from financial institutions or dealers for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market.  The fair values were estimated at a specific time, based on information available and on the Company’s own valuation methodologies.

Capital management

The group’s objectives when managing capital are to safeguard the group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company’s  policy against financial risk – Summary

The Company’s policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange variation and interest rate variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure.  The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries’ cash and cash equivalents is based on the CDI, their strategy is to change part of these risks into exposure to the CDI.

As of December 31, 2010 and 2009, no type of margin or guarantee applied to transactions with derivative instruments entered into by the Company and its subsidiaries.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned risk analysis agencies, the shareholders’ equity and the degree of concentration of operations and funds, being that as of December 31, 2010, 62% in AAA banks and 38% in AA banks.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as of December 31, 2010 and 2009:

		Currency	Reference Amount		Fair Value
	Object		(National)
			2010	2009	2010	2009

Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	34,501	58,878
Asset position					62,700	97,050
Liability position					(55,415)	(87,767)
Net balance					7,285	9,283

TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	230,665	325,789
Asset position					228,578	323,077
Liability position					(228,990)	(321,846)
Net balance					(412)	1,231

USD exchange risk vs. CDI	Full protection against exchange variation risk of Res. 2770 Lines granted by the banks Santander, ABN AMRO and Unibanco, in addition to loans obtained from BNP Paribas and BEI	USD	840,940	939,445
Active position					673,770	839,010
Passive position					(824,328)	(943,693)
Net balance					(150,558)	(104,683)

JPY exchange risk vs. CDI	Full protection against exchange variation risk of Res. 2770 Lines granted by Banco Santander,	JPY	-	146,836
Asset position					-	188,970
Liability position					-	(177,859)
Net balance						11,111

TOTAL			1,106,106	1,470,948	(143,685)	(83,058)

Fixed interest swap vs. CDI

The subsidiary TIM Celular has debts contracted at fixed rates with  Banco Nordeste do Brasil (BNB) and BNDES. With the purpose of protecting against possible loss in the case of falling interest rates, part of the financing transactions  contracted in 2004 and 2005 with the BNB was protected with derivatives instruments. Said derivative instruments mature every month through April 2013 and protect approximately 53.02% of all the financing obtained from BNB by TIM Celular.

Based on BNB’s current reference rate of 10% p.a., the financing obtained by the subsidiary TIM Celular and the respective derivative instruments contracted as part of these financing transactions average 11.17% p.a. as a receivable item and 72.91% of the CDI as a payable item.   These derivative instruments were contracted from Santander and Itaú BBA S.A.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

TJLP Swaps vs. CDI

These derivative instrument transactions are intended to protect the subsidiary TIM Celular against possible loss due to an increase in BNDES’s reference rate (TJLP) for financing contracted with this institution in 2005. Its payable portion is contracted at an average cost equivalent to 91.71% of the CDI. These transactions currently protect 12.90% of the total financing taken from BNDES. As of December 31, 2010, the subsidiary TIM Celular recorded a positive result from this transaction, having the following banks as counter parties: Santander and Itaú BBA S.A.

Exchange Swaps vs. CDI

The derivative instruments of this type are intended to protect the subsidiary TIM Celular against exchange risks involved in  the foreign currency loan agreements obtained from BNP Paribas and also from BEI.

The loan from BNP Paribas is protected at an average cost of 95.01% of the CDI and the loan from BEI, protected at an average cost of 95.42% of the CDI.

As a receivable item, a swap is contracted using the same coupon as the drawn line.  In this case, the exchange variation on financing is fully offset by the variation on contracted swaps.

These swap contracts mature on the same date as the debt, i.e., in late 2017.

These derivative instruments were contracted with the banks Santander, Citibank, Morgan Stanley and BES.

Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions from consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Description	2010	Probable Scenario	Possible Scenario	Remote Scenario

Fixed rate debt (partial amount)	(62,700)	(62,700)	(61,176)	(59,742)
Fair value of swap receivable	62,700	62,700	61,176	59,742
Fair value of swap payable	(55,415)	(55,415)	(55,040)	(54,680)
Swap net exposure	7,285	7,285	6,136	5,062

TJLP-indexed debt (partial amount)	(228,578)	(228,578)	(222,187)	(215,656)
Fair value of swap receivable	228,578	228,578	222,187	215,656
Fair value of swap payable	(228,990)	(228,990)	(228,671)	(228,384)
Swap net exposure	(412)	(412)	(6,484)	(12,728)

USD-indexed debt (BNP Paribas and BEI)	(673,770)	(673,770)	(867,609)	(1,071,609)
Fair value of swap receivable	673,770	673,770	867,609	1,071,609
Fair value of swap payable	(824,328)	(824,328)	(828,225)	(832,383)
Swap net exposure	(150,558)	(150,558)	39,384	239,226

Because the subsidiaries own only financial derivative instruments intended to safeguard their financial debt, the changes in the scenarios are accompanied by the respective hedge instrument, thus showing that the exposure effects arising from swaps are not significant. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as hedges.  Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of December 31, 2010 basically rely on assumptions relating to variations of the market interest rate and TJLP, as well as variations of foreign currencies underlying the swap contracts.  These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries’ financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the foreign currencies used in swap transactions (USD and JPY), with the following percentages and quotations as a result:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	10.64%	13.30%	15.96%
TJLP	6.00%	7.50%	9.00%
USD	1.6788	2.0985	2.5182

Gains and losses on derivatives instruments in the period

2010

Fixed interest risk vs. CDI	1,602
TJLP risk vs. CDI	3,519
USD exchange risk vs. CDI	(121,621)
JPY exchange risk vs. CDI	11,138
Net gains (loss)	(105,362)

38	Pension plans and other post-employment benefits

	12.31.10	12.31.09	01.01.09

Term of atypical contractual relationship (TRCA)	4,362	4,067	4,290
PAMA	4,486	3,187	1,946
PAMEC/active participants´ policy	318	273	189
	9,166	7,527	6,425

Supplementary Pension Plan

On August 7, 2006, the Company`s Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

 Term of Atypical Contractual Relationship

The Company is the succeeding sponsoring company, as a result of the partial spin-off of Telecomunicações do Paraná S.A. – TELEPAR, of the private pension plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982, to whom a supplementary pension plan is granted, on the condition that retirement only occurs after a minimum service time of 30 years for men and 25 years for women.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

As a result of the Telebrás spin-off in June 1998, the Company opted for extinguishing this supplementary pension plan. Accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBT-SISTEL plan.  Most of the participants opted for payment in cash or enrollment in the PBT-SISTEL plan. The remainder, duly provided for, will be used to cover benefits due to the employees who have not made their option (4 employees as of  December 31, 2010 and 2009).

SISTEL and TIMPREV

The Company, TIM Nordeste – which was merged into TIM Celular - and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social (SISTEL), as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries, like other companies resulting from the former TELEBRÁS system, created in 2002 a defined contribution pension plan  meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, hereafter the Statutes of TIMPREV Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV’s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the govern-sponsored social security entity starts granting them:

•	Normal retirement pension
•	Early retirement pension
•	Disability pension
•	Deferred proportional benefit
•	Death pension

However, as not all of the Company’s and its subsidiaries’ employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: defined benefits plan of SISTEL, which includes active  employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a private, multi-sponsored pension plan for inactive employees;

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

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

In accordance with the rules established by CPC 33, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Besides, the amount of contributions will not be reduced for the future sponsor.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans - SPC, the Ministry of Social Security approved the transfer of the management of the benefits plans PBS–Tele Celular Sul, TIM Prev Sul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM Prev Nordeste (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The other plans - PAMA and PBS Assistidos – continue to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which from now on is called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

Below is the actuarial position of the assets and liabilities related to pension and health care plans as of December 31, 2009, as provided for in CPC 33, for sponsored plans before the creation of TIMPREV, which still have active participants:

a)	Effects as of the base date December 31:

	Plans						Total
	PBS	Assisted PBS	Administration agreement	PAMEC/ Assets policy	PAMA	TRCA	2010	2009
Reconciliation of assets and liabilities as of Dec. 31, 2010	(*)	(*)	(*)

Present value of actuarial obligations	22,349	5,749	124	318	6,576	4,362	39,478	43,276
Fair value of plan assets	(40,329)	(9,601)	(293)	-	(2,090)	-	(52,313)	(65,305)
Present value of obligations exceeding the fair value of assets	(17,980)	(3,852)	(169)	318	4,486	4,362	(12,835)	(22,029)

Net actuarial liabilities (assets)	(17,980)	(3,852)	(169)	318	4,486	4,362	(12,835)	(22,029)

 (*) No assets were recognized by the sponsor due to the impossibility of refunding this surplus. Additionally, the sponsor’s contributions will not be reduced in the future.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

b)	Changes in actuarial liabilities (assets), net

	Plans
	PBS	Assisted PBS	Administration Agreement	PAMEC/ Assets Policy	PBT	PAMA	TRCA

Actuarial liabilities (assets) as of Dec. 31, 2009	(24,401)	(3,102)	(1,409)	273	(644)	3,187	4,067

Expenses (revenue) recognized in income for the previous year	(2,099)	(209)	(129)	30	-	414	415
Sponsor’s contributions	-	-	-	(13)	-	(5)	(312)
Actuarial (gains) or losses recognized	8,520	(541)	1,369	28	-	890	192
PBT plan extinction	-	-	-	-	644	-	-

Net actuarial liabilities (assets), as of Dec. 31, 2010	(17,980)	(3,852)	(169)	318	-	4,486	4,362

c)	Statement of calculation of losses (gains)

	Plans
	PBS	Assisted PBS	Administration Agreement	PAMEC/ Assets Policy	PBT	PAMA	TRCA

(Gain) loss from actuarial obligations	(5,801)	246	(823)	28	436	1,130	192
(Gain)loss from plan assets	14,321	(787)	2,192	-	-	(240)	-
Loss from employee’s contributions	-	-	-	-	-	-	-
Plan extinction	-	-	-	-	(436)	-	-

Gain) loss as of Dec. 31, 2010	8,520	(541)	1,369	28		890	192

d)	Reconciliation of present value of liabilities

	Plans
	PBS	Assisted PBS	Adminstration Agreement	PAMEC/ Assets Policy	PBT	PAMA	TRCA

Value of liabilities as of Dec. 31, 2009	26,205	5,373	864	273	1,420	5,074	4,067
Cost of current service	10	-	-	-	-	31	-
Interest on actuarial liabilities	2,784	571	92	30	-	552	415
Benefits paid for the year	(850)	(440)	(9)	(13)	-	(211)	(31)
((Gains)/losses from liabilities	(5,801)	245	(823)	28	-	1,130	192
Plan extintion	-	-	-	-	(1,420)	-	-

Value of liabilities as of Dec. 31, 2010	22,348	5,749	124	318	-	6,576	4,643

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

e)	Reconciliation of fair value of assets

	Planos
	PBS	Assisted PBS	Administration Agreement	PAMEC/ Assets Policy	PBT	PAMA

Fair value of assets as of Dec. 31, 2009	50,606	8,475	2,273	-	2,064	1,887
Benefits paid for the year	(850)	(440)	(9)	(13)	-	(211)
Contributions from participants	-	-	-	-	-	-
Sponsor’s contributions	-	-	-	13	-	5
Actual earnings from assets for the year	(9,428)	1,567	(1,972)	-	(2,064)	408

Fair value of assets as of Dec. 31, 2010	40,328	9,602	292	-	-	2,089

f)	Expenses for 2010

	Planos
	PBS	Assisted PBS	Adminstration Agreement	PAMEC/ Assets Policy	PBT	PAMA

Cost of current service (with interest)	11,861	-	-	-	22	-
Interest on actuarial liabilities	2,262	589	13	33	690	448
Expected revenue from assets	(4,583)	(1,079)	(34)	-	(211)	-

Total net expenses (revenue) to be recognized	9,540	(490)	(21)	33	501	448

Actuarial assumptions adopted in the calculations

The principal actuarial assumptions adopted in the calculations were as follows:

Nominal discount rate on actuarial liability:	10.66% a.a. (11,08% in 2009)
Nominal earnings rate expected on plan assets:	PBS-A: 11.50% a.a. (9,44% in 2009) PAMA: 10.59% a.a. (9,42 % in 2009) Administrative Agreement: 11.69% a.a (9,88% in 2009) PAMEC: N/A PBS-TCS - TNE: 9.88% a.a. (9,88% in 2009) ATÍPICO: N/A
Estimated index ofvnominal salary increase:	6.28% a.a. (6,28% in 2009)
Estimated index of nominal increase in benefits:	4.20% a.a. (4,20 % in 2009)
Biometric table of general death rate:	AT83 split by genre
Biometric table on disability:	Tábua Mercer Disability
Expected turnover rate:	Nill
Probability of retirement:	100% in the first elegibility to a Plan Benefit
Estimated long-term inflation rate:	4.20% (4,20% in 2009)
Accrual method:	Método do Crédito Unitário Projetado

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

39	Key Management Compensation

The short-term salaries and benefits paid to the Company’s and its subsidiaries’ management in the period ended December 31, 2010, totaled R$5,795 (R$7,569 in 2009).

40	Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations.  Thus, as of December 31, 2010, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The management of the Company and its subsidiaries find the insurance coverage sufficient to cover eventual losses.  The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	17,672,645
General Third Party Liability - RCG	50,000
Cars (Executive and Operational Fleets)	100% FIPE Chart. R$1,000 for civil liability (Property Damages and Personal Injury) and R$100 for Pain and Suffering.

41	Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates.  Below is a list of minimum rental payments to be made under such agreements:

2011	329,412
2012	341,929
2013	354,923
2014	368,410
2015	382,409
1,777,083

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

42	Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the whole capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A (“Telco”). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Government Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For purposes of ANATEL’s requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and de jure in Brazil, so that Telefónica’s participation in Telco S.p.A. cannot characterize influence on the financial, operational and strategic decisions made by TIM’s Brazilian operations.  Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil, in force at December 31, 2010, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (operator code) at regular price and conditions, in accordance with applicable legislation.   As of December 31, 2010, the receivables and payables arising from these agreements amounted to R$129,249 and R$92,649 respectively (R$133,504 and R$99,145 in 2009). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$1,282,522 and R$855,939 respectively (R$1,385,261 and R$915,125 in 2009).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

43	Expenses by nature

	2010	2009
Expenses by nature
Cost of services provided and goods sold	(7,305,767)	(6.672.369)
Commercialization	(4,494,608)	(4,436,751)
General and Administrative	(1,008,694)	(1,033,438)
Other revenue/expense	(448,247)	(462,114)
	(13,257,316)	(12,604,672)

Classified as:
Personnel	(586,722)	(563,225)
Advertising and publicity	(537,221)	(511,933)
Third party services	(2,797,663)	(2,791,430)
Interconnection	(3,602,984)	(3,351,845)
Cost of services provided and goods sold	(1,026,091)	(925,184)
Depreciation and amortization	(2,993,461)	(2,913,966)
Allowance for doubtful accounts	(310,498)	(422,163)
Taxes, fees and contributions	(989,850)	(741,588)
Others	(412,826)	(383,338)
	(13,257,316)	(12,604,672)

44	Supplementary disclosures about consolidated cash flow

	2010	2009

Interest paid	296,533	254,420

Income tax and social contribution paid	110,419	54,308

EXHIBIT INDEX

1.1*	By-laws of TIM Participações S.A., as amended (English translation).

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

2.3
Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Celular S.A. as borrower and TIM Participações S.A., as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010..

2.4
Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Nordeste S.A. as borrower and TIM Participações S.A., as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

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

2.7
Loan Agreement, dated as of August 31, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.8
Contract for Transfer of Funds, dated as of August 31, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.9
Contract for Transfer of Funds, dated as of September 9, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.10
Contract for Transfer of Funds, dated as of September 9, 2009, between Banco Santander S.A., as lender, and TIM Celular S.A., as borrower which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.11
Confirmation of Swap Operation, dated as of June 29, 2009, between Unibanco S.A., as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

2.12
Confirmation of Swap Operation, dated as of June 29, 2009, between Unibanco S.A., as contracted party, and TIM Celular S.A., as contracting party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

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

2.21
Loan Agreement, dated as of March 14, 2008, between Banco Votorantim S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.22
Credit Note, dated as of June 6, 2008, between Banco ABN AMRO Real S.A., as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

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

2.41
Second Amendment to the Cooperation and Support Agreement, dated as of April 22, 2009, between Telecom Itália S.p.A.. and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

2.42
Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., J.P. Morgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

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

4.7
Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participações S.A. and Telecom Italia Mobile S.p.A.., which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on July 2, 2001.

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

4.48
Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

4.49
Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

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

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note [4.t] to our consolidated financial statements included in this annual report.

8.1	List of Subsidiaries, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 22, 2006.

11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.
15.1*	Letter dated June 29, 2011 of Ernst & Young Terco Auditores Independentes S.S. to the SEC, as required by Item 16F of Form 20-F.

*	Filed herewith.