Form 20-F/A
period 2010-12-31
TIM PARTICIPACOES SA
filed 2011-09-15
CIK 1066116

 As filed with the Securities and Exchange Commission on September 15, 2011

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

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the year ended December 31, 2010 (the “Annual Report”) as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 30, 2011 to make rounding adjustments and to correct certain typographical errors, including in “Item 3. Key Information–A. Selected Financial Data”, “Item 5. Operating and Financial Review and Prospectus”, the Report of Independent Registered Public Accounting Firm issued by Ernst & Young Terco Auditores Independentes S.S. and pages F-5, F-20 and F-21 of the Consolidated Balance Sheets presented in “Item 18. Financial Statements.”

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on June 30, 2011.

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

(All amounts recorded under IFRS)

	December 31, 2010 U.S. $	December 31, 2010 R$	December 31, 2009 Pro-forma (1) R$	December 31, 2009 R$
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
IFRS
Net operating revenue	8,676,900	14,457,450	13,747,028	13,158,134
Cost of service provided and goods sold	(4,384,688)	(7,305,767)	(7,142,927)	(6,672,369)
Gross profit	4,292,212	7,151,683	6,604,101	6,485,765
Operating revenue (expenses):
Selling expenses	(2,697,520)	(4,494,608)	(4,501,908)	(4,436,751)
General and administrative expenses	(605,386)	(1,008,694)	(1,133,804)	(1,033,438)
Other revenue (expenses), net	(269,024)	(448,247)	(460,793)	(462,114)
Operating profit before financial income (expense)	720,282	1,200,134	507,596	553,462
Financial income (expenses)	(147,315)	(245,457)	260,601	(245,115)
Income before income tax and social tax contribution	572,967	954,677	768,197	308,347
Income tax and social contribution	754,434	1,257,038	33,026	33,026
Net income for the year	1,327,401	2,211,715	801,223	341,373

Net income per share	1.58	2.63	-	0.40

Number of shares outstanding:
Common shares (in millions)	843	843	-	843
Preferred shares (in millions)	1,632	1,632	-	1,632
Dividends per share	0.1204	0.2006	0.1251	0.1251

	2010 U.S.$	2010R$	2009R$	January 1, 2009-R$
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Balance Sheet Data:
Property, plant, equipment and intangibles, net	6,241,490	10,399,571	10,584,484	9,741,375
Total assets	11,625,766	19,370,852	17,922,455	16,109,896
Loans and financing	1,941,346	3,234,670	4,159,958	3,549,219
Shareholders’ equity	6,182,216	10,300,809	8,577,360	7,695,618
Capital stock	4,890,827	8,149,096	8,149,096	7,613,610
Cash Flow Data:
Operating Activities:
Net cash provided by operations	1,735,958	2,892,453	2,909,064
Investing Activities
Net cash used in investing activities	(881,158)	(1,468,186)	(2,418,548)
Financing Activities:
Net cash provided (used) in financing activities	(876,881)	(1,461,059)	390,965
Increase (decrease) in cash and cash equivalents	(22,081)	(36,792)	881,481
Cash and cash equivalents at beginning of year	1,448,220	2,413,024	1,531,543
Cash and cash equivalents at end of year	1,426,139	2,376,232	2,413,024

(1)	The pro-forma information reflects the Intelig acquisition as if it had occurred on January 1, 2009. See “Presentation of Financial Information”

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

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2010, we had approximately R$3.4 billion in consolidated outstanding indebtedness of which approximately 21% were denominated in foreign currency (USD), and of which all protected with financial instruments to offset exposure to foreign currency. If we are unable to meet these debt service obligations, or comply with the debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets. In addition, because of our net debt position in 2010 of R$984 million (loans plus accrued interest and derivatives (liabilities), less cash and cash equivalents, derivatives (assets) and short term investments), we may need additional funding to meet our obligations and to conduct our activities and in the event public or private financial is unavailable, our financial condition and results and, consequently, the market price for our shares may be adversely affected.

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
	(in thousands of R$)
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

•
TIM won individual block of frequencies in 8 service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Parana, biding a total of R$81.8 million, which will be paid proportionately to the remaining years in the existing authorization licenses (remaining years/15).

•	VIVO won blocks in 900MHz and due to available cap, managed to win lots of 1700/1800MHz in all regions, completing a national coverage of (10+10)MHz in this band.

•	Claro won blocks of spectrum in the 1700/1800 MHz band.

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

On December 30, 2009, the shareholders of TIM Participações approved the merger of Holdco into TIM Participações. As a result of this operation, the Company issued 127,288,023 shares (43,356,672 common and 83,931,352 preferred) for a book value of R$516.7 million, to JVCO. The acquisition date fair value of the consideration transferred totaled R$739.7 million. Holdco’s assets and liabilities acquired are, respectively, R$517.1 million and R$0.4 million on November 30, 2009.

On December 30, 2009, the shareholders of TIM Participações approved the merger of Holdco into TIM Participações. As a result of this operation, the Company issued 127,288,023 shares (43,356,672 common and 83,931,352 preferred) for a book value of R$516.7 million to JVCO. The acquisition date fair value of the consideration transferred totaled R$739.7 millon. Holdco’s assets and liabilities acquired are, respectively, R$517.1 million and R$0.4 million on November 30, 2009.

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

The table below includes the fair value of the identified assets acquired and liabilities assumed on the date of acquisition.

Assets	R$ (thousands)
Cash and cash equivalents	132,816
Accounts receivable	126,353
Taxes recoverable	23,074
Court deposits	33,453
Property, plant and equipment	780,845
Intangible assets	135,850
Other assets	25,114
Total identifiable assets purchased	1,257,505

Liabilities	(342,431)
Loans	(118,402)

Contingencies	(140,107)
Long-term taxes and contributions	(101,311)
Other liabilities	(25,540)
Total liabilities assumed	(727,791)

Net identifiable assets acquired	529,714
`

As result of the adjustment to fair value of the identified assets acquired and liabilities assumed from Intelig upon the acquisition of the company, the fair value of the net assets purchased totaled R$529.7 million Thus, we concluded that the amount of R$ 734.0 million, paid upon the acquisition of Intelig on December 30, 2009, exceeded the fair value of the net assets by R$210.0 million. Said surplus amount was recorded as goodwill and is based on expectations of future profitability of Intelig, supported by the projections prepared by the Company together with investment banks.

If such transaction had occurred as of January 1, 2009, the net revenue and net income for the period ended December 31, 2009, considering the combination of TIM Participações and its subsidiaries with Intelig, would have been R$ 13,747.0 million and R$ 801.2 million, respectively.

Pro forma information considers that our acquisition of 100.00% of Holdco/Intelig as if it was completed at January 1, 2009.

	Year ended December 31,				Percentage change
		2009
	(in millions of R$)
	2010	TIM Partic (1)	Intelig	Pro-forma (2)	2010 - 2009 Pro-forma	2010 - 2009
Net operating revenues	14,457.5	13,158.1	588.9	13,747.0	5.20%	9.90%
Cost of services and goods	-7,305.8	-6,672.4	-470.6	-7,142.9	2.30%	9.50%
Gross profit	7,151.7	6,485.8	118.3	6,604.1	8.30%	10.30%
Operating expenses:
Selling expenses	-4,494.6	-4,436.8	-65.2	-4,501.9	-0.20%	1.30%
General and administrative expenses	-1,008.7	-1,033.4	-100.4	-1,133.8	-11.00%	-2.40%
Other operating expenses	-448.2	-462.1	-1.3	-460.8	-2.70%	-3.00%
Total operating expenses	-5,951.5	-5,932.3	-164.2	-6,096.5	-2.40%	0.30%
Operating income before financial results	1,200.1	553.5	-45.9	507.6	136.40%	116.80%
Net financial income	-245.5	-245.1	505.7	260.6	-194.20%	0.10%
Operating income before interest	954.7	308.3	459.9	768.2	24.30%	209.60%
Income and social contribution tax benefit	1,257.0	33.0	0	33.0	3706.30%	3706.30%
Net income	2,211.7	341.4	459.9	801.2	176.00%	547.90%

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

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for 2010 and 2009:

Statement of Operations Data:

IFRS

	Year ended December 31,			Percentage change
	2010	2009 Pro-forma (1)	2009	2010 - 2009 Pro-forma	2010 - 2009
	(in million of reais)
Monthly subscription charges and usage charges	8,912.0	8,068.2	8,068.2	10.5%	10.5%
Fixed services	1,281.2	1,074.2	89.9	19.3%	1325.1%
Interconnection charges	3,679.4	4,006.9	4,042.6	-8.2%	-9.0%
Long distance charges	2,374.3	1,943.1	1,943.1	22.2%	22.2%
Value added services	2,241.5	1,897.2	1,907.2	18.2%	17.5%
Other service revenues	272.9	306.0	306.0	-10.8%	-10.8%
Gross operating revenues from services	18,761.4	17,295.7	16,357.0	8.5%	14.7%
Value added and other taxes relating to services	(4,143.6)	(3,779.0)	(3,615.4)	9.6%	14.6%
Discounts on services	(1,046.2)	(728.9)	(542.6)	43.5%	92.8%
Net operating revenues from services	13,571.6	12,787.9	12,199.0	6.1%	11.3%

Sales of cellular handsets and accessories	1,557.9	1,717.7	1,717.7	-9.3%	-9.3%
Value added and other taxes on handset sales	(332.2)	(301.1)	(301.1)	10.3%	10.3%
Discounts on handset sales	(339.8)	(457.4)	(457.4)	-25.7%	-25.7%

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

Sales of mobile handsets

Sales of mobile handsets decreased 9.3% to R$1,557.9 million in the year ended December 31, 2010 from R$1,717.7 million registered in the year ended December 31, 2009. This was mainly attributable to TIM´s strategy of SIM-only sales.

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

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to fixed carriers for the use of circuits, interconnecting our network and transporting our customer traffic through third-parties fixed infrastructure. Circuit leasing and related expenses increased 46.3% in the year ended December 31, 2010 to R$242.9 million from R$166.0 million in the year ended December 31, 2009, mainly due to the acquisition of Intelig

Circuit leasing and related expenses increased 14.6% from R$212.0 million on a pro forma basis in the year ended December 31, 2009. The increase was attributable to the growth in data traffic and value added services.

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

Personnel

Personnel costs decreased 3.9% to R$58.4 million in the year ended December 31, 2010 from R$60.8 million in the year ended December 31, 2009.

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

FISTEL tax and other

FISTEL tax and other costs increased 19.8% to R$44.2 million in the year ended December 31, 2010 from R$37.0 million in the year ended December 31, 2009, due to larger base obtained during 2010.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2010 was R$1,026.1 million, representing a 10.9% of increase from R$925.2 million in the year ended December 31, 2009. This increase partially attributable to the effects of recent campaigns to stimulate the purchase of the TIM Chip alone, and the appreciation of the Real as most of our handset portfolio is imported.

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

Our gross profit margin from services increased from 51.4% on a pro forma basis in the year ended December 31, 2009 to 53.7% in the year ended December 31, 2010. The increase was mainly due to a decrease of 15.3% in interconnection expenses during the period while registering significant outgoing traffic increase

Our negative gross margin for sales of mobile handsets and accessories decreased from positive 3.5% in the year ended December 31, 2009 to negative 15.8% in the year ended December 31, 2010. TIM changed its subsidy policy, and launched the “TIM Chip Avulso” offer, pursuant to which the clients can choose between having handsets purchased at a discount, or discounted monthly fees for stand alone TIM chip alone purchases. This campaign caused 50% of our fourth quarter handset sales to be subsidy-free.

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

The allowance for doubtful accounts decreased from R$422.2 million in the year ended December 31, 2009 to R$310.5 million in the year ended December 31, 2010, as a result of rational go-to-market approach based on naked SIM-Card sales (which are sales of stand-alone SIM cards) and better customer credit scoring.

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

Net financial expense

TIM registered a net financial expense of R$245.5 million in the year ended December 31, 2010, from a  net financial expense of R$245.1 million in the year ended December 31, 2009 stable in a year over year comparison.

Net financial expense decreased from a net financial income of R$267 million in the year ended December 31, 2009 on a pro forma basis. This decrease reflected a positive impact of FX revenues obtained in 2009 result from a non-hedged debt of Intelig.

Income and social contribution taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2010 under tax law. We recorded income and social contribution tax of R$1,257.0 million in the year ended December 31, 2010, compared to R$33.0 million in the year ended December 31, 2009. The positive impact is largely due related to the release in its entirety of the valuation allowance for tax loss carryforwards related to our subsidiary TIM Celular in the end of 2010, reflecting a better judgment for utilization of such tax credit following expected improvements on earnings.

Net income

With the impact of the ‘tax credit’, our net income in the year ended December 31, 2010 was R$2,211.7 million, representing an increase of R$1,410.5 million or 176.0% from a net income of R$801.2 million in the year ended December 31, 2009 on a pro forma basis.

B.    Liquidity and Capital Resources

As of December 31, 2010, our cash equivalents was approximately R$2.4 billion and our working capital amounts to approximately R$0.7 billion. Our cash flow from operations during 2010 was R$2.9 billion. Based on our business plan, we believe that our cash, cash equivalents, forecasted cash flows from operations and eventual new loans will be sufficient to meet our cash needs for working capital and capital expenditures for the next year.

We expect to finance our capital expenditures and other liquidity requirements for 2011 and 2013 with operating revenue, renewals of maturing indebtedness and new financing to be obtained from financial institutions.

In 2010, the Company disbursed new loans of R$453 million from (i) BNDES, for an amount of R$354.6 million; and (ii) European Investment Bank, or EIB, for an amount of R$78.7 million equivalent to € 34 million.

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

Sources of Funds

Cash from operations

Our cash flows from operating activities were R$2,892.0 million in the year ended December 31, 2010 compared to R$2,909.1 million in the year ended December 31, 2009. On December 31, 2010, we had positive working capital of R$734.8 million compared to negative working capital of R$742.8 million at December 31, 2009.

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

Revenues from value-added services had an important role in offsetting ARPU’s downward trend of the market as a whole. In 2010 we registered a value-added service revenue growth of 18.2% and accounted for 11.9% of total gross service revenue (compared to 10.6% registered in 2009). We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly after the launch of our 3G offers (such as our mobile broadband solution). As the provision of value added services has a relatively low marginal cost, we anticipate that value added services will contribute to the growth of our operating margins.

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

Tax Litigation

Litigation Related to the Payment of Income Tax and CSLL

In September 2003, TIM Nordeste was assessed by the Ceará Federal Revenue Service (SRF) authorities for R$12.7 million referring to: (i) disallowance of R$8.4 million expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$3.2 million of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$0.3 million and R$0.8 million, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company unsuccessfully filed an opposition and a voluntary appeal against this assessment, at the administrative level. As a consequence, based on its internal and external lawyers’ opinion the losses thereon are probable, the Management set up two provisions: one in the amount of R$11.2 million for IRPJ and CSLL, under the heading “Provision for Income Tax and Social Contribution,” and one in the amount of R$1.1 million, for PIS and COFINS, under the heading “Other Operating Expenses”.

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

In November 2005, the controlled company Intelig received a tax assessment notice entered by the State Treasury of Mato Grosso in the amount of R$11.7 million related to the supposed undue utilization ICMS credit in the acquisition of fixed assets without the support of the respective invoice, and relating to the credit of difference rate of ICMS paid by the company in an interstate transfer or acquisition of fixed assets The tax assessment notice is being defended judicially.

In December 2007 and December of 2008, the controlled company Intelig received two tax assessments notices entered by the State Treasury of São Paulo in the respective amounts of R$6.2 million and R$11.3 million, respectively, related to the supposed undue employment of ICMS credit in the years of 2002 and 2003, through reversal of debt in the canceling of telecommunication services effectively non rendered. The tax assessment notice received in 2002 finished administratively without success for the company and the judicial discussion of the debt was initiated. The tax assessment notice corresponding to the year of 2003 is still being defended administratively.

In August 2009, the controlled company Intelig received a tax assessment notice entered by the State Treasury of Rio de Janeiro in the amount of R$4.8 million, related to the supposed undue utilization of ICMS credit by the application of the inadequate coefficient of reduction of the credit tax in relation to the exempt and non-taxed sales operations occurred in the period of 2004 to 2009. The notice is being defended administratively.

In 2008 and 2009, the former TIM Nordeste and TIM Celular, received tax assessment notices, in a total sum of R$122.2 million, entered by the fiscal authorities of the State of Ceará, São Paulo, Pernambuco, Paraná and Minas Gerais aiming at debt caused by the employment of ICMS credit in the acquisition of electric energy. The notices are being defended administratively by the companies.

In January 2010, TIM Celular received a notice of tax assessment issued by the State of São Paulo related the debit originated from improper reversal of ICMS credit arising from goods shipped to the Zona Franca de Manaus (free trade zone) in the amount of R$6.4 million. The notice is being defended on administrative instance by the companies.

The controlled companies TIM Celular received notices of tax assessments in a total sum of R$56.4 million, entered by the fiscal authorities of the State of Paraíba and Paraná related to non-payment of ICMS on the provision of telecommunications service (pre-paid model). The notice is being defended on administrative instance by the companies.

In April 2010, TIM Celular received notices of tax assessments issued by the State of Rio de Janeiro, totaling R$17.6 million, about (i) non payment of ICMS as ST (responsible taxpayer), related to goods transferred from stock to fixed assets,; (ii) the company kept the credit of ICMS related to goods that were sold with the price below to the cost of acquisition. These tax assessments are being litigated on administrative instance.

In November 2010, TIM Celular received notices of tax assessments issued by the State of São Paulo, totaling R$18.4 million, about the improper credit of ICMS on telecommunication services not provided due to subscription fraud, and alleged duplicity in crediting of ICMS on 2005. The tax assessments are being defended on administrative instance.

In November 2010, TIM Celular received notices of tax assessments issued by the State of São Paulo and Rio Grande do Sul, totaling R$68.0 million, about reversal of ICMS credit on acquisition of fixed assets allegedly without proof of the merits of accounting book. The tax assessments are being defended on administrative instance.

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

Item 19. Exhibit Index

EXHIBIT INDEX

1.1
By-laws of TIM Participações S.A., as amended (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2011.

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

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 35 to our consolidated financial statements included in this annual report.

8.1	List of Subsidiaries, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 22, 2006.

11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.
15.1
Letter dated June 29, 2011 of Ernst & Young Terco Auditores Independentes S.S. to the SEC, as required by Item 16F of Form 20-F, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2011.

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

TIM PARTICIPAÇÕES S.A.
Dated:	September 15, 2011	By:	/s/ Luca Luciani
			Name:	Luca Luciani
			Title:	Chief Executive Officer

Dated:	September 15, 2011	By:	/s/ Claudio Zezza
			Name:	Claudio Zezza
			Title:	Chief Financial Officer

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

Rio de Janeiro, Brazil, June 27, 2011

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC – 2SP 015.199/O-6 – F – RJ

/s/ Claudio Camargo
Claudio Camargo
Partner

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
 (in thousands of Reais)
	December 31, 2010	December 31, 2009	January 1, 2009
Assets
Current assets
Cash and cash equivalents (Note 5)	2,376,232	2,413,024	1,531,543
Financial investments (Note 6)	18,177	146,145	23,048
Trade accounts receivable (Note 7)	2,748,411	2,443,424	2,635,355
Inventories (Note 8)	228,654	406,434	548,514
Indirect taxes recoverable (Note 9)	494,036	464,615	314,627
Direct taxes recoverable (Note 10)	361,929	440,693	288,726
Prepaid expenses (Note 12)	93,768	24,690	20,960
Derivative transactions (Note 37)	6,122	49,237	260,925
Other assets (Note 14)	98,591	94,390	26,839
	6,425,920	6,482,652	5,650,537
Non-current assets

Financial investments (Note 6)	13,692	16,567	9,911
Trade accounts receivable (Note 7)	36,812	41,269	-
Indirect taxes recoverable (Note 9)	188,111	180,032	156,139
Direct taxes recoverable (Note 10)	139,366	41,706	70,836
Deferred income and social contribution taxes (Note 11)	1,732,732	297,487	189,565
Court deposits (Note 13)	385,519	227,521	143,924
Prepaid expenses (Note 12)	14,620	9,847	13,693
Derivative transactions (Note 37)	16,746	29,027	126,648
Other assets (Note 14)	17,763	11,863	7,268

Property, plant and equipment (Note 15)	5,863,723	5,593,772	4,753,800
Intangible assets (Note 16)	4,535,848	4,990,712	4,987,575

	12,944,932	11,439,803	10,459,359
Total assets	19,370,852	17,922,455	16,109,896

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

d.5	Reconciliation of the Company’s Consolidated Balance Sheet as of January 1, 2009 - Transition date:

	Note	Note on adjustments	Balance Sheet as of 1/1/09 – before adjustments	Adjustments/ reclassifications pursuant to CPC’s/IFRS	Balance Sheet as of 1/1/09 – after adjustments
Assets

Current assets
Cash and cash equivalents	5		1,531,543	-	1,531,543
Financial investments	6		23,048	-	23,048
Trade accounts receivable	7		2,635,355	-	2,635,355
Inventories	8		548,514	-	548,514
Indirect taxes recoverable	9	2c.7.2	603,353	(288,726)	314,627
Direct taxes recoverable	10	2c.7.2	-	288,726	288,726
Deferred income and social contribution taxes	11	2c.7.1	49,451	(49,451)	-
Prepaid expenses	12	2c.7.4	155,825	(134,865)	20,960
Derivative transactions	37		260,925	-	260,925
Other assets	14		26,839	-	26,839
			5,834,853	(184,316)	5,650,537

Non-current assets
Financial investments	6		9,911	-	9,911
Indirect taxes recoverable	9	2c.7.2	226,975	(70,836)	156,139
Direct taxes recoverable	10	2c.7.2	-	70,836	70,836
Deferred income and social contribution taxes	11	2c.1, 7.1	110,763	78,802	189,565
Court deposits	13		143,924	-	143,924
Prepaid expenses	12		13,693	-	13,693
Derivative transactions	37		126,648	-	126,648
Other assets	14		7,268	-	7,268

Property, plant and equipment	15	2c.2,3	4,799,094	(45,294)	4,753,800
Intangible assets	16	2c.2, 4, 7.4	4,817,312	170,263	4,987,575
Deferred charges		2c.5	149,029	(149,029)	-
			10,404,617	54,742	10,459,359

Total assets			16,239,470	(129,574)	16,109,896

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2010 and 2009
(In thousands of Reais, unless otherwise stated)

	Note	Note on adjustments	Balance Sheet as of 1/1/09 – before adjustments	Adjustments/ reclassifications pursuant to CPC’s/IFRS	Balance Sheet as of 1/1/09 – after adjustments
Liabilities and Equity

Current
Suppliers	17		3,328,714	-	3,328,714
Loans and financing	18		1,482,705	-	1,482,705
Derivative transactions	37		52,448	-	52,448
Labor liabilities	19		106,991	-	106,991
Indirect taxes, fees and contributions	20	2c.7.3	601,779	(129,821)	471,958
Direct taxes, fees and contributions	21	2c.7.3	-	129,821	129,821
Dividends and interest on capital payable			193,365	-	193,365
Other liabilities	22		113,639	-	113,639
			5,879,641	-	5,879,641

Non-current liabilities
Loans and financing	18		2,066,514	-	2,066,514
Derivative transactions	37		10,814	-	10,814
Provision for contingencies	23		253,370	-	253,370
Actuarial liabilities	38		6,425	-	6,425
Asset retirement obligations	24	2c.3	211,803	(34,736)	177,067
Other liabilities	22		20,447	-	20,447
			2,569,373	(34,736)	2,534,637

Equity	25
Capital stock			7,613,610	-	7,613,610
Capital reserves			34,330	157,556	191,886
Profit reserves			142,516	-	142,516
Accumulated losses			-	(252,394)	(252,394)
			7,790,456	(94,838)	7,695,618

Total liabilities and equity			16,239,470	(129,574)	16,109,896

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

EXHIBIT INDEX

1.1
By-laws of TIM Participações S.A., as amended (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2011.

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

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 35 to our consolidated financial statements included in this annual report.

8.1	List of Subsidiaries, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 22, 2006.

11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer and Chief Financial Officer.
15.1
Letter dated June 29, 2011 of Ernst & Young Terco Auditores Independentes S.S. to the SEC, as required by Item 16F of Form 20-F, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2011.

*	Filed herewith.