Form 20-F
period 2011-12-31
TIM PARTICIPACOES SA
filed 2012-05-14
CIK 1066116

As filed with the Securities and Exchange Commission on May 14, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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
22640-102 Rio de Janeiro, RJ, Brasil
(Address of principal executive offices)
Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3,434 - 7º andar
22640-102 Rio de Janeiro, RJ, Brazil
Tel: 55 21 4009-4000 / Fax: 55 21 4009-3990
czezza@timbrasil.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value*	New York Stock Exchange
American Depositary Shares, as evidenced by American Depositary Receipts, each representing five Common Shares	New York Stock Exchange
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

Title of Class	Number of Shares Outstanding
Common Shares, without par value	2,417,632,647

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒Yes   ☐ No

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
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	 Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐ Item 17               ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
  ☐ Yes                     ☒ No

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a publicly-held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM,” “TIM Participações,” the “Company” or the “Holding Company.”  References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”), TIM Celular S.A. (“TIM Celular”), Maxitel S.A. (“TIM Maxitel”), Intelig Telecomunicações Ltda. (“Intelig”), TIM Fiber SP Ltda. (“TIM Fiber SP”) and TIM Fiber RJ S.A. (“TIM Fiber RJ” and together with TIB Fiber SP, “TIM Fiber”), each a directly or indirectly wholly-owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

References in this annual report to the “common shares” are to the common shares of TIM.  References to the “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing five common shares.  The ADSs are evidenced by American Depositary Receipts, or “ADRs,” which are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.”

Prior to August 2, 2011 we had common shares and preferred shares listed on the BM&FBOVESPA under the symbols “TCSL3” and “TCSL4,” respectively, and our ADSs each represented ten preferred shares. As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011.  On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE.  From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, under the symbol “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

Market Share Data

Market share information is calculated by us based on information provided by Brazil’s National Telecommunications Agency (Agência Nacional de Telecomunicações, or “Anatel”).  Penetration data is calculated by us based on information provided by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or “IBGE”).

Presentation of Financial Information

We maintain our books and records in reais.  We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).  The selected financial information for the Company included in “Item 3A. Key Information—Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying our accounting policies.  Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 to our consolidated financial statements.

On December 30, 2009, TIM Participações S.A. acquired Holdco Participações Ltda. (“Holdco”), which held 100% of the ownership of the telecommunications company Intelig, from JVCO Participações Ltda. (“JVCO”) in exchange for a 5.14% participation in TIM Participações’ capital stock.  We have included Intelig in our results of operations since November 30, 2009.  Because Intelig is included in all 12 months of our 2010 results but only one month of 2009, our results of operations in 2010 are not fully comparable with our results of operations in 2009.

On October 31, 2011 we completed the acquisition of all of AES Elpa S.A.’s equity interests in Eletropaulo Telecomunicações Ltda. and 98.3% of the interest of AES Communications Rio de Janeiro S.A.  We have included the results of operations of Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A. in our consolidated results of operations from November 1, 2011.  The inclusion of these companies in our results of operations for the final two months of the year ended December 31, 2011 affects the comparability of our results of operations with the year ended December 31, 2010 and will affect the comparability of our results of operations in future periods.  See “Item 5.  Operating and Financial Review and Prospects—Factors Affecting the Comparability of  our Results of Operations—Acquisition of AES Atimus.”

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Banco Central do Brasil or Central Bank of Brazil (the “Central Bank”) at December 31, 2011 of R$1.8758 to U.S.$1.00.  These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.  Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

FORWARD LOOKING INFORMATION

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results.  Forward looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors.  We and our representatives may also make forward-looking statements in press releases and oral statements.  Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements.  Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

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

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur.  The risks and uncertainties include, but are not limited to:

•	government policy and changes in the regulatory environment in Brazil;

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to integrate acquired businesses and implement operational efficiency;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	our ability to integrate companies and assets that we acquire;

•	the effect of exchange rate fluctuations; and

•	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto.  Our consolidated financial statements included herein as of and for the years ended December 31, 2011, 2010 and 2009 have been audited by PricewaterhouseCoopers Auditores Independentes.  The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report.

Our first financial statements prepared in accordance with IFRS were those as of and for the year ended December 31, 2010, which contain comparative amounts related to the year ended December 31, 2009, also prepared under IFRS.  These financial statements were filed with the CVM and made publicly available in Brazil.

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

Our summary financial data prepared in accordance with IFRS is not comparable with our summary financial data prepared in accordance Brazilian GAAP presented below as of and for the years ended December 31, 2008 and 2007 and in previous annual reports on Form 20-F.  The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2011 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2011 (as reported by the Central Bank of R$1.8758 to U.S.$1.00).  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian real.  You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2011 U.S.$	2011 R$	2010 R$	2009 R$
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
Net operating revenue	9,108,634	17,085,976	14,457,450	13,158,134
Cost of service provided and goods sold	(4,564,150)	(8,561,433)	(7,305,767)	(6,672,369)
Gross profit	4,544,484	8,524,544	7,151,683	6,485,765
Operating revenue (expenses):
Selling expenses	(2,583,278)	(4,845,712)	(4,494,608)	(4,436,751)
General and administrative expenses	(513,591)	(963,394)	(1,008,694)	(1,033,438)
Other revenue (expenses), net	(345,450)	(647,996)	(448,247)	(462,114)
Operating profit before financial income (expense)	1,102,165	2,067,442	1,200,134	553,462

	As of and for the Year Ended December 31,
	2011 U.S.$	2011 R$	2010 R$	2009 R$
	(thousands of reais or U.S. dollars, unless otherwise indicated)

Financial income (expenses)	(127,337)	(238,858)	(245,457)	(245,115)
Income before income tax and social tax contribution	974,829	1,828,584	954,677	308,347
Income tax and social contribution	(291,799)	(547,356)	1,257,038	33,026
Net income for the year	683,030	1,281,228	2,211,715	341,373
Net income per share	0.3017	0.5660	0.8955	0.1379
Diluted net income per share	0.3016	0.5657	0.8955	0.1379
Number of shares outstanding:
Common shares (in millions)	2,418	2,418	843	843
Preferred shares (in millions)	0	0	1,632	1,632
Dividends per share	0.0671	0.1259	0.2006	0.1251
Balance Sheet Data:
Property, plant, equipment and intangibles, net	6,609,637	12,398,357	10,399,571	9,741,375
Total assets	12,495,053	23,438,221	19,370,852	16,109,896
Loans and financing	1,951,478	3,660,583	3,234,670	3,549,219
Shareholders’ equity	6,907,313	12,956,737	10,300,809	7,695,618
Capital stock	5,245,639	9,839,770	8,149,096	7,613,610
Cash Flow Data:
Operating Activities:
Net cash provided by operations	2,201,430	4,129,443	3,972,332	3,035,559
Investing Activities
Net cash used in investing activities	(2,289,432)	(4,294,516)	(2,544,335)	(2,544,848)
Financing Activities:
Net cash provided (used) in financing activities	560,665	1,051,696	(1,464,789)	390,770
Increase (decrease) in cash and cash equivalents	472,664	886,623	(36,792)	881,481
Cash and cash equivalents at beginning of year	1,266,783	2,376,232	2,413,024	1,531,543
Cash and cash equivalents at end of year	1,739,447	3,262,855	2,376,232	2,413,024

The following table sets forth financial information as of and for the years ended December 31, 2008 and 2007 and has been prepared in accordance with Brazilian GAAP, which was the basis for the preparation of our consolidated financial statements prior to December 31, 2009.  See “Presentation of Financial and Other Information.”  Our first financial statements prepared in accordance with IFRS were those as of and for the year ended December 31, 2010, which contain comparative amounts related to the year ended December 31, 2009, also prepared under IFRS.  The financial information as of and for the years as of ended December 31, 2008 and 2007 presented below is not comparable to the financing information as of  and for the years ended December 31, 2011, 2010 and 2009.  Certain information below is presented in accordance with US GAAP.

	As of and for the Year Ended December 31,
	2008(1) as adjusted	2007(1)(2) as adjusted
	(millions of reais, unless otherwise indicated)
Statement of Operations Data:
Brazilian GAAP
Net operating revenue	13,147.2	12,483.8
Cost of goods and services	(7,063.8)	(6,731.9)
Gross profit	6,083.4	5,751.9
Operating expenses:
Selling expenses	(4,098.4)	(3,890.9)
General and administrative expenses	(1,127.4)	(1,032.8)
Other net operating expense	(366.7)	(311.6)
Operating income (loss) before financial income (expenses)	490.9	516.6
Net financial income (expense)	(375.0)	(281.5)
Operating income (loss)	115.9	235.1
Net non-operating income (expense)	—	—
Income (loss) before taxes and minority interests	115.9	235.1
Income and social contribution taxes	64.3	(166.8)
Minority interests	—	—
Net income (loss)	180.2	68.3
Net income (loss per share (reais)	0.08	0.03
Number of shares outstanding:
Common shares (in millions)	798	795
Preferred shares (in millions)	1,545	1,539
Dividends per shares (reais)(3)	0.11	0.14
U.S. GAAP
Net operating revenues	13,150.0	12,536.1
Operating income (expense)	52.1	208.4
Net income (loss)	151.5	68.3
Balance Sheet Data:
Brazilian GAAP
Property, plant, equipment and software, net	6,971.4	7,021.8
Total assets	16,239.5	14,564.0
Loans, financing and debentures	3,497.7	2,097.4
Shareholder’s equity	7,790.5	7,771.8
Capital stock	7,613.6	7,550.5
U.S. GAAP
Property, plant, equipment and software, net	6,781.6	6,916.9
Total assets	16,339.9	14,667.6
Loans and financing	3,497.7	2,113.5
Shareholders’ equity	7,876.6	7,886.6

(1)	Amounts in 2008 and 2007 have been adjusted to reflect the reclassification of “penalties for contract break” to service revenues, previously classified as other operating income.

(2)
For consistency of presentation with 2008, amounts in 2007 been adjusted to reflect: reclassification of intangible assets intended for the Company’s operations to a specific group called “intangible”; accounting of borrowing costs as a reduction of “loans and financing” and amortization of them over the contract period (up to December 31, 2007, these costs were amortized on a straight-line basis, over the duration of the loan); accounting of derivative instruments at fair value; new treatment for lapsed dividends (dividends not claimed by shareholders within the time limit determined by Brazilian law), earlier accounted for in profit and loss, now to be accounted for within shareholders’ equity; reclassification of non operating income to other operating income.

(3)
Dividends per share have been computed as the sum of dividends and interest on shareholders’ equity (“juros sabre capital próprio,” according to Brazilian law), an alternative under Brazilian Corporations Law to the distribution of dividends to shareholders. The distribution of dividends and interest on shareholders’ equity, in each year, proceeded according to the terms set forth by our common shareholders, at the relevant annual general meeting. Dividends per share have been determined as the sum of declared dividends and interest on shareholders’ equity, divided by the total number of common shares and preferred shares outstanding as of the common shareholders’ meeting date. See “Item 10E. Additional Information—Taxation—Brazilian Tax Considerations—Distributions of Interest on Capital.”

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

The international financial crisis in 2008 had an adverse impact on the Brazilian economy in 2009. However, economic indicators in Brazil were less affected than in other areas including the United States and Europe, partially due to a combination of the positive effects of previous macro-econonomic policies and a prompt fiscal, monetary and economic response by the Brazilian federal government.  During this period, the Special System of Settlement and Custody basic interest rate (Sistema Especial de Liquidação e Custódia or “SELIC” (which is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government)) reached a historically low level of 8.75% per annum.

In 2010, the Brazilian economy continued to recover from the global financial crisis of 2008.  The Brazilian economy’s robust domestic market and recent trend of price stability contributed to economic strength in Brazil during the global economic crisis, which has been demonstrated in a pattern of consistent, sustainable economic expansion.  In 2010, Brazilian GDP increased by 7.5%, continuing the rapid economic expansion from late 2009 and early 2010, reaching a value of approximately U.S.$2.024 trillion.  Following this rapid expansion, the government and the financial markets have begun to express concerns for rising inflation spurred by this strong economic activity.

The official inflation rate in Brazil (Índice de Preços ao Consumidor Amplo, or “IPCA”) ended 2010 at 5.91%, the highest rate since 2004.  The figure was above the Central Bank’s target of 4.5%, though within the 2 percentage points margin that is considered acceptable by the government.  However, to manage market expectations, the government initiated a process of monetary contraction by increasing the SELIC to 10.75% per annum at the end of 2010, from 8.75% per annum in 2009.

The rate of inflation in Brazil increased during the first half of 2011, causing the government to respond by tightening monetary policy.  The official Brazilian inflation rate, the IPCA, was at its highest levels since 2004.  Through June 2011, the inflation rate was of 3.87%, equivalent to a twelve-month rate of 6.71%, exceeding the target set by the Central Bank.  As a result, the Central Bank has changed interest rates: after reaching 10.75% by the end of 2010, the SELIC rate was revised, positively and negatively, during 2011 and was 11% as of December 31, 2011.  The IPCA ended the year with an increase of 6.4%, the highest since 2004. Low unemployment in Brazil and the expansion of the domestic market have contributed to strong domestic spending.  Despite government measures to curb consumer spending, it currently shows no signs of cooling and will likely remain at high levels in the foreseeable future.

The Brazilian government remains active in foreign exchange markets in an effort to curb the appreciation of the real.  In addition to participating almost daily in the foreign exchange market buying dollars, the government has adopted several measures to contain the appreciation of the real against the dollar, such as an increase of the tax on financial operations (Imposto sobre Operações Financeiras, or “IOF”) and restrictive measures in relation to foreign investment in Brazil.  Despite these measures, the U.S. dollar depreciated 5.9% against the real in the first half of 2011.  Foreign exchange markets began to shift in the second half of 2011, and the real depreciated 20% against the U.S. dollar in the second half of 2011.  Unlike in 2010, when the foreign trade balance showed a reduction in the accumulated surplus, in the first half of 2011 the accumulated surplus increased significantly, with a trade balance of

R$42.9 billion, compared to R$16.6 billion in 2010 primarily due to purchases of U.S. dollars by the Central Bank, which totaled U.S.$38 billion.  In the second half of 2011, the accumulated surplus increased, with a trade balance of U.S.$ 16.8 billion compared to U.S.$12.4 billion in 2010. In 2011 the accumulated surplus increased 47.8% compared to 2010 (from U.S.$20.1 to U.S.$29.8 billion), the biggest increased since 2007 (U.S.$40.0 billion).

The table below sets forth data regarding GDP growth, inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2011	2010	2009
GDP growth (1)	2.7%	7.5%	(0.2)%
Inflation (IGP-M) (2)	5.10%	11.32%	(1.72)%
Inflation (IPCA) (3)	6.5%	5.91%	4.31%
DI Rate (4)	10.87%	10.64%	8.61%
TJLP (5)	6.0%	6.0%	6.0%
Appreciation (devaluation) of the real against the U.S. dollar	12.59%	(4.3)%	25.4%
Exchange rate (closing)—R$ per U.S.$1.00	1.8751	1.6654	1.7412
Average exchange rate—R$ per U.S.$1.00 (6)	1.6738	1.7684	1.9935

(1)	Brazilian GDP for 2011, 2010 and 2009 was calculated using the new procedures adopted by the IBGE.

(2)	Inflation (IGP-M) is the general market price index as measured by FGV, and represents data accumulated over the 12 months in each year ended December 31, 2011, 2010 and 2009.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2011, 2010 and 2009.

(4)	The DI rate is the average inter-bank deposit rate performed during the day in Brazil (accrued as of the last month of the period, annualized).

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate on the last day of each year.

Sources:  Banco Nacional de Desenvolvimento Econômico – BNDES, Central Bank, Fundação Getulio Vargas – FGV, and IBGE.

Exchange Rates

We will pay any cash dividends, interest on shareholders’ equity and any other cash distributions with respect to our common shares in reais. Accordingly, exchange rate fluctuations will affect the U.S. dollar amounts received by the holders of ADSs on conversion by the Depositary of dividends and other distributions in Brazilian currency on our common shares represented by ADSs.  Fluctuations in the exchange rate between Brazilian currency and the U.S. dollar will affect the U.S. dollar equivalent price of our common shares on the Brazilian stock exchanges.  In addition, exchange rate fluctuations may also affect our dollar equivalent results of operations.  See “Item 5. Operating and Financial Review and Prospects.”

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably.  The real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Although the real appreciated by 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008, as a result of the international financial and economic crisis, the real depreciated against the U.S. dollar by 24.0%.  In 2009 and 2010, the real appreciated against the U.S. dollar by 25.5% and 4.3%, respectively.  In 2011, the real depreciated by 4.8% against the U.S. dollar.  On December 31, 2011, the period-end real/U.S. dollar exchange rate was R$1.8758 per U.S.$1.00.

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

	Reais per U.S. dollar
Year	High	Low	Average	Year End
2007	2.1556	1.7325	1.9483	1.7713
2008	2.5004	1.5593	1.8375	2.3370
2009	2.4218	1.7024	1.9935	1.7412
2010	1.8811	1.6554	1.7593	1.6662
2011	1.9016	1.5345	1.6746	1.8758

	Reais per U.S. dollar
Month	High	Low
November 2011	1.8937	1.7270
December 2011	1.8758	1.7830
January, 2012	1.8683	1.7389
February, 2012	1.7376	1.7024
March, 2012	1.8334	1.7152
April, 2012	1.8918	1.8256
May, 2012 (through May 11)	1.9581	1.9149

Source: Central Bank/Bloomberg

On May 11, 2012, the selling rate was R$1.9513 to U.S.$1.00.  The real/dollar exchange rate fluctuates and, therefore, the selling rate at May 11, 2012 may not be indicative of future exchange rates.

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

Our business strategy is aimed at improving revenues and selective growth, while maintaining financial discipline.  To achieve this goal, seek to strengthen our market position by leveraging mobile telephony to increase broadband usage and exploiting opportunities arising from fixed-to-mobile substitution.

Our ability to implement our strategy is influenced by many factors outside of our control, including:

•	government policy and changes in the regulatory environment in Brazil;

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to integrate acquired businesses and implement operational efficiency;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	our ability to integrate companies and assets that we acquire; and

•	the effect of exchange rate fluctuations.

As a result of these uncertainties, there can be no assurance that our strategic objectives can effectively be attained in the manner and within the timeframes described.

We face increasing competition, which may adversely affect our results of operations.

The opening of the Brazilian market to competition for telecommunications services has adversely affected historical margins in the industry.  We face increased competition throughout Brazil from new entrants in the personal communications service, or “PCS,” market.  We compete with providers of wireless services and trunking and with providers of fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these and other services and a trend of bundling PCS with Internet and other services. As a result, the cost of maintaining our revenue share has increased and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence.  Claro and Vivo Participações S.A., or “Vivo,” received authorization to provide PCS in the same regions as TIM, completing their national coverage. Also, “Oi” (the new Tele Norte Leste Participações S.A. brand) received authorization to provide PCS in the State of São Paulo.

We also expect to face increased competition from other wireless telecommunications services, such as digital trunking, because these services are generally less expensive than cellular telecommunications services.  In addition, technological changes in the telecommunications field, such as the development of Third and Fourth Generations or “3G” and “4G,” and Voice over Internet Protocol or “VOIP,” are expected to introduce additional sources of competition.

Increased competition may increase our churn rate and could continue to adversely affect our market share and margins.  Our ability to compete successfully will depend on the effectiveness of our marketing efforts and our ability to anticipate and respond to developments in the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Additionally, we may face competitors with greater access to financial resources.  We cannot predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services to our customers.  If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

Recent market consolidation, including the merger of Vivo and Telecomunicações de São Paulo S.A. – Telesp, may allow other telecommunications companies to compete more aggressively against us.  In addition, Anatel is expected to auction bandwidths in the 3.5 and 10.5 GHZ (WI-MAX) spectrum to provide broadband wireless and fixed telephony services, and it is uncertain when these auctions will occur, as they have been delayed due to certain issues regarding band attribution, though we expect they may take place in the second half of 2012.  We are still analyzing whether to bid for this bandwidth, and even if we do bid, there is no assurance that our bids will be successful.  Purchasers of these bandwidths could potentially offer services that could compete with our services.

In December 2010, Anatel held an auction for Band H in which it gave preference to new operators such as Nextel and CTBC, in a move to increase competition nationwide.  We and other existing operators such as Oi, Claro and Vivo formally protested the auction rules, but these complaints were ultimately denied by the government regulator.  Nextel won 11 of the 13 lots involving new 3G frequencies for the 1,900 to 2,100 MHz range, which included coverage areas from populous states, such as São Paulo and Rio de Janeiro, and more remote states, such as Roraima and Alagoas.  Though Nextel has not been able to take full advantage of these bandwidths due to its coverage obligations, the award of these bandwidths to Nextel could lead to increased competition, as it will be a new entrant in the mobile market solely providing services on 3G frequencies.

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

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by, among other factors:

•	the changing regulatory environment, such as the introduction of number portability;

•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;

•	ongoing improvements in the capacity and quality of digital technology available in Brazil; and

•	the anticipated auction of licenses for the operation of 3.5 GHz and 10.5 GHz (WI-MAX) bandwidths with limited mobility.

We may be unable to keep pace with these technological changes, which could affect our ability to compete effectively and have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

Our business as a cellular telecommunications services provider depends on our ability to maintain and expand our cellular telecommunications services network.  We believe that our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	increasing marketing activities; and

•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel.

We believe that these requirements will place significant demand on our managerial, operational and financial resources.  Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects on our business, financial condition and results of operations.

Our operations are dependent upon our ability to maintain and protect our network.  Damage to our network and backup systems could result in service delays or interruptions and limit our ability to provide customers with reliable service over our network.  The occurrence of any event that damages our network may adversely affect our business, financial condition and results of operations.

Our operations depend on our ability to maintain, upgrade and efficiently operate accounting, billing, customer service, information technology and management information systems.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices, process customer orders, provide customer service and achieve operating efficiencies.  We cannot assure that we will be able to successfully operate and upgrade our accounting, information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

We may experience a decrease in customer growth and high rate of customer turnover which could increase our costs of operations and reduce our revenue.

Our subscriber acquisition rate can be negatively affected by overall market penetration. Additionally, our high churn rates are primarily a result of our competitors’ aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil and our strict policy of terminating customers who do not continue to use our services or do not pay their bills on time.  Churn reflects the number of customers who terminate their service or have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. As indicated by historical churn rates, we may experience a high rate of customer turnover which could increase our cost of operations and reduce our revenue.  Several factors in addition to competitive pressures could influence our subscriber acquisition rate and our churn rate, including limited network coverage, lack of reliable service and economic conditions in Brazil.

Our controlling shareholder may exercise its control in a manner that differs from the interests of other shareholders.

Telecom Italia, through its ownership of TIM Brasil, our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions.  Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition and results of operations.

Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests.  The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests.  Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2011, we had approximately R$3.7 billion in consolidated outstanding indebtedness of which 28% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency.  If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.  In addition, because of our net debt position in 2011 of R$411 million (loans plus accrued interest and derivatives (liabilities), less cash and cash equivalents, derivatives (assets) and short term investments), we may need additional funding to meet our obligations and to conduct our activities and if public or private financial is unavailable, our financial condition and results of operations and, consequently, the market price for our shares may be adversely affected.

We are subject to numerous legal proceedings.

We and our subsidiaries are party to a number of lawsuits and other proceedings. An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and significant costs to us.  In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business.

Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.

Telecom Italia owns the rights to the “TIM” trade name which is currently licensed to us.  Telecom Italia may stop us from using the TIM trade name any time.  The loss of the use of the “TIM” trade name could have a material adverse effect on our business and operating results.

The shareholding structure of our parent company, Telecom Italia S.p.A., has undergone significant changes which has subjected us to increased government oversight.

On April 28, 2007, Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.p.A. and Telefónica S.A. entered into an agreement to acquire the entire share capital of Olimpia S.p.A., a company which, at the time, held approximately 18% of the voting capital of Telecom Itália S.p.A., our indirect parent company.  This acquisition was made through Telco S.p.A., or “Telco.”  With the conclusion of the transaction and the subsequent merger of Olimpia S.p.A. with and into Telco in December 2007, Telco became the holder of 23.6% and currently holds 22.4% of the voting capital of Telecom Italia S.p.A. the indirect parent company of TIM.

In connection with the approval of the acquisition, through Act No. 68,276/2007, of October 31, 2007, Anatel imposed certain restrictions to guarantee the total segregation of the business and operations of Telefónica and TIM in Brazil, including, among other things, the obligation that the Telecom Italia group companies directly or indirectly involved in the Brazilian telecommunications sector present Anatel with copies of the minutes of the meetings of their respective boards of directors. On July 7, 2009, Anatel issued Act No. 3,804/2009, that considered accomplished some of the obligations imposed by Act No. 68,276/2007, as well as established other obligations related to the filing of minutes of meetings of the respective boards of directors of the companies which directly or indirectly operate in the Brazilian telecommunication market and minutes of the shareholders meetings in which directors are appointed. The companies in Brazil were also obliged to present information related to the execution of any agreements between companies under the shareholding control of Telefónica and Telecom Italia in connection with telecom services offered in Brazil and also copies of minutes of the meetings of their respective boards of directors in which these agreements are discussed.  Recently, on November 8, 2011, Anatel issued a new decision (No. 9,403/2011) clarifying that, according to its interpretation of Act No. 68,276/2007, companies of the Telecom Italia group to which the restrictions were addressed are also obliged to present Anatel with copies of the minutes of all meetings of the respective boards of directors, regardless of whether or not the members of such body were appointed following direct or indirect nomination by Telefónica and whether or not matters concerning activities relating to the provision of telecommunications services in the Brazilian market were discussed. In order to ensure full compliance with such restrictions and also considering those clarifications provided by Anatel, some internal procedures were approved and adopted by each of the companies to which the restrictions were addressed, by means of a resolution of the applicable administrative body. Such procedures were approved by our Board of Directors at a meeting held on February 15, 2012.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services.  In the years ended December 31, 2011 and 2010, we made allowances for doubtful accounts in the amounts of R$231.5 million and R$310.5 million, respectively, primarily due to defaults in payment by our customers.  As a percentage of our gross revenue, our provisions for doubtful accounts amounted to 0.9% and 1.5% in the years ended December 31, 2011 and 2010, respectively.  Under Anatel regulations, we are allowed to undertake certain measures to reduce customer defaults, such as restricting or limiting the services we provide to customers with a history of defaults.  If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts which could have an adverse effect on our results of operations.

We may be subject to liability related to outsourcing certain functions to third-party service providers.

We may be exposed to liabilities due to our outsourcing of certain functions to third-party service providers, for which we may not have made sufficient provisions. Recent government announcements and legal proceedings have called into question the ability of public service concessionaires to carry out their operations by outsourcing certain functions.  Though no definitive position has been reached by any governmental authority, recent court opinions could set legal precedent that could call into question our ability to outsource certain operations.  This may require us to hire as employees certain workers who currently work for us on an outsourced basis, which could adversely affect our results of operations and financial condition.

We depend on key suppliers.

We rely on various suppliers and vendors, including Ericsson, Alcatel-Lucent S.A., Huawei and Nokia, to supply network equipment and mobile handsets and accessories necessary for our business.  These suppliers may, among other things, delay delivery periods, increase their prices, limit the amounts they are willing to supply to us, or may suffer disruptions in their own supply chains.  If these suppliers are unable or unwilling to provide us with equipment or supplies on a regular basis, we could face difficulties in carrying out our operations, which could negatively affect our results of operations and limit our ability to execute our concession agreements.

Our infrastructure could be damaged as a result of natural disasters.

Our operations may be suspended or interrupted for an indeterminate period if any of our transmission bases are damaged by natural disasters, including by fire, explosion, storms or similar events.  If we are unable to prevent against such damage in the event of a natural disaster, the interruption of our operations would have a material adverse effect on our business and results of operations.

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

In July 2006, Anatel issued regulations regarding the remuneration of the mobile operator’s network and introduced the concept of significant market power in the industry.  Under this regulation, the network usage fee, or VU-M, is freely negotiated between operators, but if operators have not negotiated a fee by 2010, Anatel will determine, through an arbitration procedure and based on a fully allocated cost model, a reference value VU-M companies it deems to hold significant market power in their respective service areas. New rules applicable to PCS operators with regard to this issue are currently being analyzed by Anatel, though currently all PCS operators are considered as having significant market power in their respective serivce areas. In making future determinations of companies that have significant market power, Anatel will consider market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, infrastructure dominance that cannot be replicated economically, bargaining power vis-à-vis suppliers, existence of vertical integration, existence of barriers to entry and access to financing sources.  For purposes of the mobile network remuneration rules, until Anatel defines which operators have significant market power, all operators that include a PCS provider will continue to be considered as having significant market power in the provision of mobile interconnection in their respective service areas. The new rules for PCS providers regarding the regulation of PGMC (Plano Geral de Metas de Competição) are currently being analyzed by Anatel with the expectation of publication sometime in 2012.  If we are deemed to have significant market power under the new rules, we may be subject to increased regulatory requirements which could have an adverse effect on our business financial condition and results of operations.

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

We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought since December 2004 by Anatel against TIM Celular and TIM Nordeste, we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations.  In fact, there are some administrative proceedings regarding noncompliance with quality goals and regulatory obligations that resulted in fees levied by Anatel against TIM Celular and TIM Nordeste.

We cannot assure that we will be able to fully comply with each of the applicable laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject.  These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

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

Our radio frequency authorizations for the 800 MHz, 900 MHz and 1800 MHz bands that we use to provide PCS services started to expire in September 2007 (under the Term of Authorization for the State of Paraná except the Londrina and Tamarana municipalities) and are renewable for one additional 15-year period, requiring payment at every two-year period equal to 2% of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans, which are intended to increase telecommunications penetration throughout Brazil.

Our radio frequency authorizations for the 2100 MHz band that we use to provide data services will expire in April 2023 and are renewable for one additional 15-year period, requiring payment in two-year intervals of the equivalent to 2% of the prior year’s service revenue net of tax, including interconnection and excluding value-added services revenues, by way of investment under the Basic and Alternative Service Plans.  Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

The telecommunications industry is subject to rapid technological changes and these changes could have a material adverse effect on our ability to provide competitive services.

The telecommunications industry is subject to rapid and significant technological changes, including, for example, the introduction of 3G and 4G mobile telephone services.  Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes.  We expect that new products and technologies will emerge and that existing products and technologies will be further developed.

The advent of new products and technologies could have a variety of consequences for us.  New products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology.  If such changes occur, our most significant competitors in the future may be new participants in the market without the burden of an installed base of older equipment.  The cost of upgrading our infrastructure and technology to continue to compete effectively could be significant.

Due to the nature of our business we are exposed to numerous consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits brought by or on behalf of consumers in the ordinary course of our operations as a mobile telecommunications provider in Brazil.  We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites.  These suits include claims contesting certain aspects of the fee structure of our prepaid and postpaid plans which are commonplace in the Brazilian telecommunications industry.

In addition, federal, state and municipal tax authorities have questioned some tax procedures adopted by us, emphasizing the issues related to the offset of taxes by goodwill amortization as well as questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL). As of December 31, 2011, we are subject to approximately 1,957 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$7.0 billion.  Although many of these consumer and tax claims relate to general business practices in the Brazilian mobile telecommunications industry, adverse determinations could have an adverse effect on our business practices and results of operations.

In addition, federal, state and municipal tax authorities have questioned some tax procedures adopted by us, emphasizing the issues related to the offset of taxes by goodwill amortization as well as questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL). On December 31, 2011, our aggregate tax contingency totaled approximately R$7.0 billion.

The mobile industry, including our company, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

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

The new index applied for the remuneration for the use of PCS networks may not be adequate.

Since 2006, Anatel uses IST index (Índice de Serviços de Telecomunicações) to adjust Intelig for Fixed Switched Telephone Services (“STFC”) Concessionaires’ rates, Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada” or “EILD”) and remuneration for the use of PCS, which substitutes the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the FGV, a private Brazilian foundation.  Thus, the prices we may charge for our services may be indirectly impacted by this new index. Anatel begins to regulate the telecommunications industry based on a model that analyzes company costs based on a hypothetical company’s costs and other factors.  If this new adjustment mechanism, or any other mechanism chosen by Anatel in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results.

Anatel issued new regulations on interconnection rules from 1997 to 2005, some of which could have an adverse effect on our results.  The rules that may adversely affect our results are (1) Anatel had defined clearly that the same PCS provider with different authorization areas may receive only one instead of two interconnection charges (“VU-M”) for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for VU-M is not successful, Anatel can, from April 2010 on, apply a full allocated cost model (by allocating the various service costs to determine a basic price.  Final rules regarding these prices are still pending.  These regulations can have an adverse effect on our results of operations because (1) our interconnection charges would drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for operators without significant market power.

Anatel’s new regulation regarding number portability could have an adverse effect on our results.

In March 2007, Anatel issued regulations regarding the implementation of number portability in Brazil for fixed telephony and PCS providers.  Portability is limited to migration between providers of the same telecommunications services.  For PCS providers, portability can take place when customers change service providers within the same Registration Area (the areas into which we divide our coverage) as well as when customers change their service plan of the same service provider.  We expect number portability to increase competition among services providers as customers can move freely among providers without losing their telephone numbers.  We view this as an opportunity to increase our customer base due to the quality of our service. However, if we are unable to maintain our quality or attract and retain customers, number portability could have an adverse effect on our results of operations as clients can more easily transfer to other services.

In February 2010, a system of automatic authorization for portability requests came into effect.  Under this system, if the donor operator does not respond to the request within one day, the portability request will be approved automatically, and the transfer process commences.  Furthermore, after March 2010 the portability completion period was reduced from five to three working days, increasing the challenge for the operators.  Failure to respond to these requests in a timely manner could cause us to lose additional customers and could have a material and adverse affect on our results of operations.

The introduction of MVNOs (Mobile Virtual Network Operators) in the Brazilian market could have an adverse effect on our results.

On December 22, 2009, Anatel announced that it would establish criteria and procedures for the exploration of virtual network services and standards for regulation, which process was completed on March 22, 2010.  MVNOs provide low-cost mobile phone services by relying on business arrangements with traditional mobile operators to purchase minutes of use (MOU) for sale to their own customers rather than their own licensed frequency allocation or operational infrastructure.  Increased competition from MVNOs could reduce the profitability of the mobile telecommunications industry, reducing the capacity for investment and innovation.  Such increased competition could have a material adverse effect on our results of operations.

The effects of the recent global economic crisis could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although the global economy recently has been showing signs of improvement, there is still uncertainty about the sustainability of any recovery.  Unemployment levels continue to be high by historic standards, and consumers and businesses may postpone spending in response to tighter credit, negative financial news or declines in income or asset values, all of which could have a material adverse effect on the demand for our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

Risks Relating to Brazil

The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so.  This involvement, like local political and economic conditions, may have an adverse effect on our activities, our business, or the market prices of our shares and ADSs.

The Brazilian government has frequently intervened in the Brazilian economy and occasionally made drastic changes in economic policy.  To influence the course of Brazil’s economy, control inflation and implement other policies, the Brazilian government has taken various measures, including the use of wage and price controls, currency devaluations, capital controls and limits on imports and freezing bank accounts.  We have no control over, and cannot predict what measures or policies the Brazilian government may take or adopt in the future.  Our business, financial condition, revenues, results of operations, prospects and the trading price of our securities may be adversely affected by changes in government policies and regulations, as well as other factors, such as:

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

Additionally, interruptions in the credit and other financial markets, and the deterioration of the Brazilian and/or global economic environment may, among other effects: (1) have a negative impact on demand, which may reduce sales, operating income and cash flow; (2) decrease consumption of our products; (3) restrict the availability of financing for our operations or investments, or for the refinancing of our debt in the future; (4) cause creditors to modify their credit risk policies and restrict our ability to negotiate any of the terms of our debt in the future; (5) cause the financial situation of our clients or suppliers to deteriorate or (6) decrease the value of our investments.

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

In 2010, the Brazilian government increased the IOF (“Imposto sobre Operações Financeiras”) rate on foreign investments in fixed income securities from 2% to 4%.  This change reinforces the government’s decision taken in 2009, when these operations began to be taxed by the IOF.  This tax increase is intended to decrease speculation on Brazilian markets and to reduce the volatility of appreciation of the real, reinforcing the efforts to discourage foreign investment by increasing transaction costs.

In 2011, the IOF was expanded to tax loans entered into by banks and companies outside of Brazil with a maturity of 90 days. Additionally, the IOF rate related to exchange currency incresead from 0% to 0.38%. In 2012, the IOF rate related to tax loans entered in Brazil by foreign banks and companies remained 6%, however the maturity was increased to 1800 days (approximately 5 years).  With this measure, the government intended to stem the flow of foreign capital entering Brazil through loans entered into outside of Brazil and contribute to decrease the value of the U.S. dollar in comparison to the real.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getulio Vargas – FGV, the inflation rates in Brazil were 12.4% in 2004, 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, negative 1.72% in 2009, 11.32% in 2010 and 5.10% in 2011.  In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian consumer price inflation rates were, 7.6% in 2004, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth.  Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades.  Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.  For example, the real depreciated against the U.S. dollar by 15.7% in 2001, 34.3% in 2002, 32% in 2008, and 4.8% in 2011.  Notwithstanding the fact that the real has appreciated 11.5%, 8.7%, 25.4%, and 4.3% in 2006, 2007, 2009 and 2010, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

Continuing appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.  Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products which may result in the adoption of deflationary government policies.  The sharp depreciation of the real in relation to the U.S. dollar may generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates.  Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on our common shares and ADSs and may also reduce the market value of such securities. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

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

The Central Bank establishes the basic interest rate target (the SELIC rate) for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators.  From February to July 17, 2002, the Central Bank reduced the basic interest rate from 19% to 18%.  From October 2002 to February 2003, the Central Bank increased the basic interest rate by 8.5 percentage points, to 26.5% on February 19, 2003.  The basic interest rate continued to increase until June 2003 when the Central Bank started to decrease it.  Subsequently, the basic interest rate suffered further fluctuations, and, in December 2011, the basic interest rate was 11%.

At December 31, 2011, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, such as the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), the interest rate used in our financing agreements with Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social – BNDES, or BNDES), and the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness. At December 31, 2011, R$3,522 million (after hedging) of our total consolidated indebtedness was subject to floating interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

Events in other countries may have a negative impact on the Brazilian economy and the market value of our securities.

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

In addition, the Brazilian economy is affected by international economic and market conditions generally, especially economic conditions in the United States.  Share prices on the BM&FBOVESPA, the São Paulo Stock Exchange, for example, have historically been sensitive to fluctuations in U.S. interest rates and the behavior of the major U.S. stock indexes. An increase in the interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in the Brazilian capital markets, adversely impacting the price of our shares and ADSs.

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

Risks Relating to Our Commons Shares and the ADSs

Holders of our ADSs are not entitled to attend shareholders’ meetings and may only vote through the Depositary.

Under Brazilian law, only shareholders registered as such in our corporate books may attend shareholders’ meetings. All common shares underlying our ADSs are registered in the name of the depositary. A holder of ADSs, accordingly, is not entitled to attend shareholders’ meetings. Holders of our ADSs may exercise their limited voting rights with respect to our common shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs.  There are practical limitations upon the ability of ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders.  For example, we are required to publish a notice of our shareholders’ general meetings in certain newspapers in Brazil. Holders of our shares can exercise their right to vote at a shareholders’ general meeting by attending the meeting in person or voting by proxy.  By contrast, holders of our ADSs will receive notice of a shareholders’ general meeting by mail from the ADR depositary following our notice to the ADR depositary requesting the ADR depositary to do so.  To exercise their voting rights, ADS holders must instruct the ADR depositary on a timely basis.  This voting process will take longer for ADS holders than for direct holders of our shares.

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

Holders of our ADSs or common shares in the United States may not be entitled to participate in future preemptive rights offerings.

Under Brazilian law, if we issue new shares for cash as part of a capital increase, we generally must grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage.  Rights to purchase shares in these circumstances are known as preemptive rights.  We may not legally allow holders of our ADSs or common shares in the United States to exercise any preemptive rights in any future capital increase unless we file a registration statement with the SEC with respect to that future issuance of shares or the offering qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that we consider important to determine whether to file such a registration statement.  We cannot assure holders of our ADSs or common shares in the United States that we will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of those holders in us may be diluted proportionately.

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

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economical instability and constant changes.  The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. At December 31, 2011, BM&FBOVESPA’s market capitalization was approximately R$2.3 trillion (U.S.$1.2 trillion).  The Brazilian capital market shows significant concentration.  The top ten shares in terms of trading volume accounted for approximately 53.1% of all shares traded on the BM&FBOVESPA in the year ended December 31, 2011.  These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

Shares eligible for future sale may adversely affect the market value of our shares and ADSs.

All of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares and ADSs.  We cannot predict what effect, if any, future sales of our shares or ADSs may have on the market price of our shares or ADSs.  Future sales of substantial amounts of such shares or ADSs, or the perception that such sales could occur, could adversely affect the market prices of our shares or ADSs.

Holders of ADSs or common shares could be subject to Brazilian income tax on capital gains from sales of ADSs or common shares.

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if realized by investors resident in a “tax haven” jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 20%). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.  See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate of 15% or 25%, depending on the circumstances.  Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000, as amended, or “Resolution CMN 2,689” of the National Monetary Council (Conselho Monetário Nacional CMN, or “CMN”) as described below in “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax.  Gains realized through transactions on Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain).  Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges and not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits J.P. Morgan Chase Bank, as depositary, to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange.  Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution CMN 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution CMN 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares.  There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

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

Our agent for service of process in the United States is CT Corporation located at 111 Eighth Avenue, New York, NY 10011.

Historical Background

Our indirect controlling shareholder, Telecom Italia, began operating in Brazil in 1998 and through us is currently a leading wireless operator in the country.  In the 2001 auctions held by Anatel for Bands D and E, Telecom Italia was the only company to be awarded licenses covering the entirety of the Brazilian territory, which at the time made Telecom Italia the sole operator to offer services on a nationwide level under the same brand.  In 2002, Telecom Italia (then Telecom Italia Mobile) formed TIM Brasil, the holding company of Telecom Italia’s operating companies in Brazil.

Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil.  Between 1972 and 1975, Telebrás, as a regulated monopoly, acquired almost all the telephone companies operating in Brazil.  Beginning in 1995, the Brazilian federal government undertook a comprehensive reform of Brazil’s telecommunications regulatory system.  In 1996 and 1997, the Brazilian government privatized Telebrás and established Anatel as an independent regulatory agency.  In connection with the privatization, Telebrás was broken up (the “Breakup”) into 12 new holding companies (the “New Holding Companies”) that consisted of

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

Upon the Breakup of the Telebrás System, the Brazilian territory was initially divided by Anatel into ten separate cellular service regions (“Band A”), each serviced by one of the New Holding Companies operating in the cellular telecommunications business.  In addition, under the General Telecommunications Law, the federal government granted authorizations to new companies to provide cellular telecommunications service within a 25 MHz sub-band within the band of 800 to 850 MHz, which is referred to as Band B (“Band B”).  Companies operating under the Band B were distributed throughout ten different regions, which generally overlap with the Band A regions.  Anatel’s rules at the time prevented the controlling shareholders of Band A and Band B cellular service providers from holding more than one license, either in the form of an authorization or a concession, in a single PCS region and as a result, some companies controlled by Telecom Italia waived their rights to provide PCS services in certain areas.

In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of Tele Sudeste Celular Participações S.A. (“TSU”) and Tele Nordeste Celular Participações S.A. (“TND”), the two companies that, following a series of acquisitions, corporate reorganizations and corporate name changes, merged to form TIM Participações (“TIM”) in 2004.  In December 2002, TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel had converted their respective concessions to operate under Cellular Mobile Service (“SMC”) regulations into authorizations to operate under PCS regulations.  We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes, and we are currently held, directly and indirectly, by Telecom Italia through its wholly-owned subsidiary, TIM Brasil.  See “Item 4. Information on the Company—C. Organizational Structure” for a description of our current corporate structure and Exhibit 8.1 attached hereto for a list of our significant subsidiaries as of the date of this annual report.

2011 Important Events

Migration to the Novo Mercado listing segment

At an extraordinary shareholders meeting held on June 22, 2011 our shareholders approved, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (2) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by us to the Novo Mercado, and (3) amendments to our bylaws.

In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with the  BM&FBOVESPA.  Through this agreement, which became effective on July 27, 2011, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares started trading on the Novo Mercado segment of the BM&FBOVESPA.  Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.

Prior to August 2, 2011 we had common shares and preferred shares listed on the BM&FBOVESPA under the symbols “TCSL3” and “TCSL4,” respectively.  Our ADSs listed on the NYSE each represented 10 preferred shares.  As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011.  On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE.  From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, by using the code “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.  See “Item 9.  The Offer and Listing—A.  Offer and Listing Details.”

Public offering of common shares

In September 2011, we publicly offered 200,258,368 newly issued common shares at an offering price of R$8.60 per share.  We received net proceeds of approximately R$1.7 billion in the offering, which were used to develop and expand our network infrastructure.  Our controlling shareholder acquired approximately 63% of our common shares issued in the offering.

Acquisition of AES Atimus, now TIM Fiber

On July 8, 2011, our wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa S.A. (the AES Group in Brazil) for the purchase of all of AES Elpa S.A.’s equity interests in Eletropaulo Telecomunicações Ltda. and 98.3% of the interest of AES Communications Rio de Janeiro S.A. (the “AES Atimus Acquisition”).  We completed the acquisition on October 31, 2011, after all conditions precedent to the contract were completed and certain regulatory approvals were obtained.  We paid a total of R$1,074.2 million and R$447.5 million, respectively, for each of Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A.  In connection with the acquisition, Eletropaulo Telecomunicações Ltda. changed its corporate name to TIM Fiber SP Ltda., and AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A., and we call the business, collectively, TIM Fiber.

The AES Atimus Acquisition will allow us to expand our operations in the high-speed data communications market, allowing us to offer new products to our customers, as well as providing a reduction in infrastructure rental cost, and helping us obtain significant synergies related to Tim Fiber’s fiber optic network.

2011 mobile market developments

The Brazilian mobile market reached 242.2 million lines nationwide at the end of December 2011, corresponding to a penetration ratio of 123.4%, compared to 104.7% in 2010, and an annual growth rate of 19.4%, compared to 16.7% in 2010.  Brazil is the fifth largest mobile telephone market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. According to Anatel, mobile market net adds reached 13.1 million in 2011 which represents a 31.7% increase from 2010.  The prepaid customer base continues to represent the greatest share of the total subscriber base, reaching 81.8% by the end of 2011.

Capital Expenditures

In 2011, our Board of Directors approved our budget for capital expenditures, which approved estimated expenditures of R$9.0 billion for 2011 through 2013.  We generally seek to budget approximately 12% of our total gross revenues for our capital expenditures.  Most of the capital expenditures we budgeted relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure.  Our principle source of funds for our capital expenditures is cash from operations and, in 2011, proceeds from the issuance and sale of our common shares.

Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment.  There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in future periods.

Our main capital expenditure in 2011 was the AES Atimus Acquisition whereby we acquired the companies that now constitute TIM Fiber for a total purchase price of R$1,521.7 million.  Other capital expenditures in 2011 were also focused on development of our network infrastructure.

B.	Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers.  These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers.  As of December 31, 2011, there were approximately 242.2 million mobile lines, representing approximately 123.9% of the population, compared to approximately 202.9 and 174 million mobile lines, representing approximately 104.7% and 91% of the population in 2010 and 2009, respectively, and approximately 151 million mobile lines, representing 78% of the population in 2008.

Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, market focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers.  According to Anatel, at the end of 2009, 2010 and 2011, approximately 82.6%, 82.3% and 81.8% respectively, of mobile lines were prepaid and 17.4%, 17.7% and 18.2%, respectively, were postpaid segment reached the number of 44.1 million lines, an annual expansion of 22.9%.  The average monthly revenue per mobile customer in Brazil was approximately R$26.6 for the year ended December 31, 2009, R$23.6 for the year ended December 31, 2010 and R$21.1 for the year ended December 31. 2011.

Our Business

We are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with 64.1 million lines and a market share of 26.5%, based on data from Anatel.  We led the mobile telecommunications market in net additions of lines in 2011 according to Anatel.  In the year ended December 31, 2011, we added 13.1 million net lines, an increase of approximately 25.6% compared to the year ended December 31, 2010.

We operate, through our subsidiaries in various telecommunications markets throughout Brazil including mobile, fixed and long distance telephony, data transmission and Internet services.  In the year ended December 31, 2011, our gross service revenue was R$24.8 billion, a 21.8% increase from the year ended December 31, 2010, following an 8.1% increase in gross service revenue from 2009 to 2010.

Through our GSM network, we serve approximately 94% of the urban population of Brazil, representing the largest GSM network coverage of any mobile telecommunications services provider in Brazil (based on publicly available data of other mobile telecommunications providers), with a presence in almost 3,300 municipalities.  We offer extensive data coverage throughout Brazil, with our general packet radio services technology, or GPRS, covering 100% of our coverage area and our EDGE technology reaching 80% of our coverage area, in addition to our sophisticated 3G network covering more than 67% of the urban population of Brazil. Our international roaming agreements include more than 527 networks available in over 200 countries. Our fiber network extends from northern to southern Brazil, with an extensive wide area network, or backbone, of approximately 15,000 kilometers, and metropolitan area networks, or backhaul.  Our fiber optic network has a unique capacity to offer high quality ultra-broadband service in the Rio de Janeiro and São Paulo metropolitan regions, which together represent 25% of Brazilian GDP and annual telecommunications industry revenues of R$30 billion according to data from IBGE.  The AES Atimus Acquisition provided us with a distinct competitive advantage as the TIM Fiber (formerly named AES Atimus) backhauling network is practically twice the size of our next closest competitor in the Rio de Janeiro and São Paulo markets, with over 5,500 kilometers of fiber-optic cable accessible to approximately 550,000 business customers.

We believe we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of multimedia messaging services, or MMS, and the BlackBerry product line.  Our mobile phone plans, such as Infinity Pré and Liberty, have transformed the mobile telecommunications market in Brazil, in line with our strategy to increase voice traffic and long distance calls in Brazil and to accelerate the growing trend in the substitution of fixed-line telephone services for mobile telephone services.  In addition, according to a marketing research survey of 12,550 mobile telephone users throughout Brazil conducted by

Synovate from April to June 2011 under an agreement with us, we are recognized as market leaders in terms of brand preference and innovation, among other attributes.

Our growth in the mobile telecommunications market does not result in revenue cannibalization (that is, substitution of fixed-line services for mobile services) as we are essentially a pure mobile operator unlike some of our competitors that offer both fixed-line and mobile telephony services. Also, we have a “no subsidy” policy for handset and accessories sales, which helps to avoid pressure on margins and costs as we grow.

In 2009, 2010 and 2011, we invested more in our infrastructure than any other mobile telecommunications operator in Brazil, based on capital expenditure data reported by our competitors. We believe this reflects our commitment to enhancing our ability to provide services of the highest quality and respond to the expected increasing demand in voice traffic in Brazil. According to Anatel, from in 2011, we were a leader in network quality, as the only company to have achieved 100% of the goals set for Personal Communication Service (Serviço Móvel Pessoal, SMP or PCS) providers during that period.

As of December 31, 2011, we had more than 9,000 points of sales through premium shops and dealers (exclusive or multi-brand), in addition to relationships we have established through a network of large, established retail chains. In addition to these retail outlets, our customers have access to prepaid phone service as an alternative channel to access our products and services through supermarkets and newsstands and other smaller retailers, for a total of approximately 400,000 points of sale spread throughout Brazil.

On October 31, 2011, we completed the AES Atimus Acquisition as part of our business strategy to expand our operations and strengthen our network infrastructure.  TIM Fiber SP Ltda. (formerly named Eletropaulo Telecomunicações Ltda.) and TIM Fiber RJ S.A. (formerly named AES Communications Rio de Janeiro S.A.), which we refer to collectively as TIM Fiber, serve the principal metropolitan regions of the states of São Paulo and Rio de Janeiro, covering a potential market of approximately 8.5 million homes and an additional 550 thousand companies in 21 cities with a network of fiber optic cables extending 5.5 thousand kilometers.  We believe the completion of this acquisition significantly strengthens our network infrastructure, allowing us to provide high speed data solutions to our existing and potential new customers.

Competitive Strengths

We believe that our robust network infrastructure, together with our brand recognition and our widespread sales network positions us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the growing demand in the mobile telecommunications market.  We believe our main strengths include:

Strong and sustainable revenue and margin growth coupled with leadership in attracting customers. According to a marketing research survey conducted by Synovate from April to June 2011, we are viewed as market leaders in terms of brand preference and innovation.  We were also found to have the lowest rejection rate among our competitors according to this study.  We had the largest net additions in lines among mobile telecommunications providers in Brazil in 2011, with 13.1 million net additions in 2011, according to Anatel, reaching a client base of 64.1 million lines in December 2011.  In 2011, we obtained a 32.7% share of net additions. In the prepaid segment, we achieved 25.8% growth and in the postpaid segment, we achieved 24.4% growth.

Our leadership in customer acquisition is the result of factors such as: (1) innovative offerings that we believe have improved benefits to our customers when compared to our competitors, (2) community awareness in Brazil which has, in effect, through “word of mouth,” spread the benefits of our services, (3) superior network infrastructure that we believe allows users to fully enjoy our services, (4) strong brand recognition, and (5) clear and direct communication to our target client base.

Our growth in the mobile telecommunications market does not result in revenue cannibalization (that is, substitution of fixed-line services for mobile services) as we are essentially a pure mobile operator unlike some of our competitors that offer both fixed-line and mobile telephony services. Also, we have a “no subsidy” policy for handset and accessories sales, which helps to avoid pressure on margins and costs as we grow.  We expanded our customer base by 16.7% from December 31, 2009 on a pro-forma basis to December 31, 2010, and 25.6% between December 31, 2010 and December 31, 2011.  During these periods, we increased our net operating revenue by 9.9% and 18.2%, respectively.

High quality services. According to Anatel, we are a leader in terms of network quality, as the only company to have achieved 100% of the goals of providing PCS in 2011. These results demonstrate our commitment to providing our customers with the highest quality service and responding adequately to rising service demand in Brazil, as we implement a strategy of increasing MOUs and stimulating data usage.  We established this position through the growth and improvement in our network infrastructure and our information technology during 2009 and 2010, during which time we consolidated our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators. Such investments have been achieved organically, including through building long distance networks and establishing our metropolitan fiber optic cable network and through increased coverage and capacity, as well as by means of inorganic growth, for example, though the acquisition of assets such as Intelig and TIM Fiber.

During the period from January 1, 2009 to December 30, 2010, we increased the capacity of our voice network by 77.5%, based on installed TRX, which is the network element responsible for adding traffic capacity to an antenna. In this same period, our 3G network coverage grew by more than five times in terms of the number of cities covered, reaching 54% of Brazil’s urban population.

The acquisition of Intelig added to our network infrastructure for a 100% digital fiber optic network installed from Northern to Southern Brazil, totaling more than 500 thousand kilometers of fiber cables, with an extensive wide area network (backbone) of approximately 15,000 kilometers and metropolitan area networks (backhaul) in Brazil’s principal cities. In addition, we added to our network telephone exchanges and satellite stations, connecting to major networks and with capability in major international submarine cable systems.  The AES Atimus Acquisition positions us well, relative to our competitors, to capture broadband Internet market share. In Rio de Janeiro and São Paulo, Brazil’s two largest cities, the AES Atimus (now TIM Fiber) network is capable of reaching almost double the network size of our competitors in these markets, with a total of 5,500 kilometers of fiber optic cable spread over Rio de Janeiro and São Paulo, available to approximately 550,000 businesses.

Strong brand associated with innovation.  We believe we have a reputation for innovation, as supported by a survey of the mobile market conducted by Synovate from April to June 2011, which found us to be market leaders in Brazil, particularly in terms of brand preference and innovation. We have pioneered the launch of several products and services in Brazil, such as MMS services and BlackBerry handsets.

We believe our offering of innovative plans in the Brazilian market has contributed to the increase in voice traffic in Brazil and has been instrumental in positioning us as a service provider capable of establishing the new standard in the market. Among these plans are our Infinity Pré plan in the prepaid segment, which introduced the concept of charging per call (rather than per minute) and equalization of tariffs for local calls and long distance within our network. In the postpaid segment, we launched the concept of unlimited calls within the TIM network with our TIM Liberty plan.  We believe the subsequent development of other plans based on these concepts (Infinity Web – prepaid data; Liberty Web – postpaid data; More Infinity – calls to landlines; and Infinity Torpedo – text messaging) strengthen our leadership position vis-à-vis our competitors in terms of innovation.

The only Brazilian telecommunications company listed on the Novo Mercado.  Since our listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the BM&FBOVESPA.  We believe that the recent listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of the Telecom Italia Group in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we are the only company in the industry that belongs to a select group of companies comprising the portfolio of the Corporate Governance Index (CGI), the BM&FBOVESPA Tag Along Stock Index (ITAG), and the Carbon Efficient Index (ICO2), comprised of companies that have committed to adopt transparent practices with respect to their emissions of greenhouse gases. We are also part of the portfolio of the Corporate Sustainability Index (ISE) of the BM&FBOVESPA, an index comprised of companies that have a strong commitment to sustainability and social responsibility.

Highly qualified and experienced executives and controlling shareholder support. We have a team of highly qualified executives, widely recognized in the industry and possessing extensive experience in telecommunications markets in Europe and emerging countries. Our executives have been nominated for various awards such as “CEO of the Year” by the World Communication Awards in 2010 and as finalists for the Second Business Marketing Leader Award and the Marketing Professionals Award in 2011 by Marketing Magazine. Our executive compensation policy seeks to align the interests of our executives with those of our shareholders, through variable compensation plans and stock options that reward good performance and the accomplishment of certain goals, as well as provide for improved executive retention.

Following significant losses in 2008, our controlling shareholder, Telecom Italia, restructured our management, which helped reposition us as the second leading mobile telecommunications in Brazil provider in terms of subscriber lines. Our controlling shareholder’s support in our operations is further demonstrated through the sharing of know-how and best practices and development of new solutions for networking, marketing and finance, which are rapidly rolled out under a “plug & play” strategy, under which network innovations may be developed by our parent company first in other regions and then implemented with us.

Our Strategy

Our strategy includes:

Strengthening our customer base and improving our network.  The Brazilian mobile telecommunications market has grown significantly in recent years.  We believe that there is still significant opportunity for growth in our user base beyond the estimates reported by Anatel because these estimates do not take into account the existence of multiple lines per user and non-human (machine-to-machine) access, such as points of sale and tracking services that use a GSM SIM card for data communication.

Our growth strategy involves strengthening our existing customer base by offering exclusive products to existing customers and by improving the quality of local and long-distance communications within our network. We believe this strategy will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not cause us to incur interconnection charges.  We are also constantly seeking new customers through new marketing efforts and promotional initiatives.

Capitalizing on the acceleration of fixed-mobile substitution.  We seek to capitalize on the opportunity for growth in voice traffic and encourage the use of mobile devices, rather than fixed lines, for long distance communication, through fixed-mobile substitution.  We believe that the main advantage of our product offerings is that our users are able to use our network more than that of other mobile telecommunications providers.  Our prepaid “Infinity” plans and postpaid “Liberty” plans were initially developed in 2009 in connection with this strategy and we continue to develop these product offerings.

This strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed to mobile substitution.  We have become the market leader in the long distance telecommunications market based on our market share, which in 2007 amounted to 11.5% and by December 2011 exceeded 26.5% according to Anatel.  Fixed-mobile substitution is increasingly evident in the Brazilian market, as fixed telephony operators have experienced a decline in the number of users and revenue. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not impact our performance and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

Providing universal Internet access to our customer base.  We intend to provide universal Internet access to all segments of our customer base, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or accessories.  Our focus on increased data usage among our customers depends on our ability to effectively manage our handset and accessories sales, with primary focus on models that provide for quality Internet access at a low cost, such as webphones.  Since it is our policy not to subsidize our customers’ purchases of handsets and accessories, this approach has allowed us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase of 63.1% of gross revenue earned from sales of handsets in the year ended December 31, 2011 compared to the corresponding period in 2010.

Construction of a unique infrastructure network in the Brazilian market. We are committed to developing a robust network infrastructure capable of serving our expanding customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments.  As part of our strategy to focus our investments in infrastructure, we acquired Intelig in December 2009 to establish our own fiber optic network and develop automation projects and acquired TIM Fiber (formerly AES Atimus) in 2011 to strengthen and expand our fiber optic network.  Our zero-subsidy handset policy further supports our strategy to invest in infrastructure because it frees up capital expenditures for spending on infrastructure. We believe that the implementation of our zero-subsidy policy between 2009 and 2010 has given us a significant competitive advantage compared to other mobile telecommunications operators in the marketplace.  We plan to continue to invest in infrastructure in coming years, with an estimated capital expenditures budget for 2011 to 2013 of approximately R$9.0 billion.  We believe the construction of a differentiated network is an effective strategy for sustained growth as evidenced by our leadership position in the provision quality services as measured by Anatel, even our as customer base has grown significantly in the past two years.

In 2012, we plan to carry out this strategy through ongoing investments in projects that will continue to differentiate and strengthen our network, such as the construction of new fiber optic networks in the North and Northeast of Brazil.

Aligning our business with rising incomes in Brazil. Brazilian demographics have changed substantially in recent years, with the growth in Classes C and D and the increase in average salaries in Brazil.  Because we pioneered the use of unlimited service at a fixed price and we have emphasized increasing the use of voice and data, we believe we have an advantage over our competitors in accessing this demographic shift.  In 2011, our net additions reached 13.1 million lines, or the equivalent of 32.7% of all new lines in the market, with significant concentration in Classes C and D. The volume of unit sales in the same period increased markedly due to the growth of handset and accessory use as an affordable alternative for Internet access for Classes C and D users. As evidence of this trend, mobile Internet devices represented more than half of our total sales in 2011.

Expansion into new businesses.  To capture new opportunities for growth in the mobile telecommunications sector goal, we entered into a partnership with the Ministry of Communications to join the National Broadband Program and formed a partnership with the insurance company Porto Seguro to create a Mobile Virtual Network Operator, or MVNO, which is a mobile operator without a proprietary network but which uses the network of other operators and buys minutes, SMS and/or data, among other services, at wholesale prices, paying a discounted price compared to average retail price, or entering into a revenue sharing arrangement.  In addition, with the acquisition of AES Atimus, we believe that we will be able to capture opportunities in the corporate segment with more robust and responsive services.  We also believe we can capture market share in the residential broadband segment, with offerings of high quality ultra-broadband, operating within Rio de Janeiro and São Paulo, markets that accounted for 25% of Brazilian GDP and which represent revenue potential of R$30 billion a year.

Regional Overview — Operations Under TIM Trademark

We offer GSM telecommunications services with a national reach to 94% of the urban population, which is the most extensive GSM coverage in Brazil, with a presence in almost 3,300 cities.  We also provide extensive data coverage across Brazil using 100% GPRS technology, of which 80% is EDGE technology.  We also have 3G coverage available to approximately 67% of the urban population in Brazil.  The following map shows our coverage areas with the types of service available in each area.

Through our subsidiaries, we provide mobile telecommunications services using digital technologies, including GSM and 3G, AM, to the ten wireless areas of Brazil shown in the above map.

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated.  Except as otherwise indicated, the amounts presented in the following table are our estimates.

	As of or For the Year Ended December 31,
	2011	2010	2009
Brazilian population (1)	195.0	190.8	191.5
Total penetration(2)(3)	123.9%	104.7%	91%
Brazilian subscribers	242.2	202.9	174.0
National percentage subscriber growth	19.4	16.7%	15.5%
Population we cover(1)	184	173	169
Percentage of urban population we cover(4)	94.4	94%	94%
Total number of our subscribers	64.1	51.0	41.1
Our percentage growth in subscribers	25.6%	24.1%	12.9%
Our percentage of postpaid customers	17.0	17.7%	17.4%
Our ARPU(5)	21.4	23.7	26.6

(1)	According to the latest information available from IBGE.

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(3)	Based on information published by Anatel and IBGE.

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(5)	Average monthly revenue earned per TIM subscriber.

Mobile Service Rates and Plans

In Brazil, as in most of Latin America, mobile telecommunications service is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls.  Additional charges apply when a customer receives or places calls while outside of the customer’s “registration area,” which are the areas into which we divide our coverage areas.

Under our current authorizations, we are allowed to set prices for our service plans, provided that such amounts do not exceed a specified inflation adjusted cap.  Anatel must ratify our basic and other service plans, but its focus is on compliance with the relevant regulatory rules rather than the prices charged.  See “—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” We charge different rates for our services, which vary according to the customer’s service plan.  Per minute prices decrease as customers commit to purchasing more minutes per month.  Prices can also vary depending on the time of the day, the type of call (for example, calls from other operators on fixed lines or calls outside of the network for cellular calls) or the location of the parties on a call.

Anatel regulations require mobile telecommunications providers to offer service to all individuals regardless of income level.  We recommend service plans that are suitable to each potential customer’s needs and credit history, such as our prepaid service plans described below.  If a customer fails to make timely payment, services can be interrupted.  See “—Billing and Collection.”

We offer mobile services under a variety of rate plans to meet the needs of different customer segments, including our corporate customers.  The rate plans are either postpaid, where the customer is billed monthly for the previous month, or prepaid, where the customer pays in advance for a specified volume of use over a specified period.

Our postpaid plans include the following charges:

•	monthly subscription charges, which usually include a number of minutes of use that are included in the monthly service charge;

•	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and

•	additional charges, including charges for value-added services and data services.

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

We also offer several prepaid plans, none of which include monthly charges.  Prepaid customers can purchase a prepaid credits plan that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification.  In 2011 we expanded our prepaid recharge stations by 27.0%.  There are already over 445,963 recharge stations nationwide, offering two recharge options: physical (using prepaid cards) and electronic (both online and using a PIN system).  We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge.  Customers with debit cards that use Banco 24Horas (a network ATMs in Brazil), as well as customers using Visa, MasterCard or Diners Club credit cards can recharge their prepaid phones straight from their mobile handsets.

Despite the highly competitive environment, we have maintained our focus on the mobile market’s value segment, developing communication solutions that encourage clients to use our data and voice services more often. “TIM Web” and “TIM Mais Completo” were an example of the evolution in our marketing activities. “TIM Web” is a postpaid plan for internet access from laptops or desktops without the need of an Internet service provider, while “TIM Mais Completo” combines mobile and residential telephony with internet access.  The two products are part of our strategy of offering increasingly convergent services and thus, in addition to competitive prices, mobility and internet portability, without the need for a separate access provider.

Each of our customer segments has options specially tailored for pre-paid, post-paid, and fixed clients.  New 3G technology has allowed us to broaden convergence of our services, offering a new portfolio of options to meet a greater number of market needs, such as 3G mobile broadband, iPhone sales and service, and TIM TV, which provides the ability to watch a selection of TV channels through mobile handsets.

2010 and 2011 were years of consolidation and evolution of our offering portfolio, which had been completely redesigned in 2009.  We have developed distinct product offerings for our consumer clients and our business clients that allow us to meet the specific needs of our customers in each target market.

Consumer Plans

We have continued to build upon the strength of our leading market position in voice traffic in our product offerings to consumers, focusing on our Infinity and Liberty calling plans which we believe reinforce the strength  of the TIM network by relying on the favorable calling options for the 64.1 million lines within our network.  Within the consumer business, our main plans include:

•	Infinity (pre- or post-paid): in these plans, the customer is only charged for the first minute of each call to any TIM number, paying a fixed rate per call (and not per minute);

•	Liberty: for a monthly flat fee, the customer has unlimited talk time with any number on the TIM network, with no restriction on the number or duration of calls.

In 2011, we launched a special offer during Father’s Day in Brazil, offering unlimited local and long-distance calling using the prefix code (41) to any phone number in the country on the TIM network.  Liberty customers also had unlimited talk time with any radio user without using any minutes in their calling plans.

We also enhanced our regional offerings in certain areas where we identified greater opportunities for expansion, such as with the launch of the Infinity TRI offering in the state of Rio Grande do Sul.  In an offering that we believe is well-adapted to the culture of this region, we offered new Infinity plans whereby the caller is charged a fixed rate per day of use, rather than per call.  This offering reinforced our commitment to establishing our presence in this region.

In 2011, we also increased the outlets through which our Infinity Pré and Infinity Controle customers can recharge their accounts.  In particular, customers can now recharge their pre-paid phones through our website.

The following presents a brief summary of certain key elements of our Infinity and Liberty consumer plans:

•	Infinity Pré, which consists of a promotional fixed 25 cent rate for calls to other TIM users;

•	Infinity Mais, which charges a fixed 50 cent rate to landlines;

•	Infinity Web, where users in the Infinity Pré plan get one free month of unlimited Internet access and after this period pay 50 cents per day for unlimited Internet access;

•
Infinity Zero, which is a plan without a monthly subscription charge and the customer only pays for monthly utilization and can also rely on Infinity plan benefits, such as charge per call, for local and long distance calls using code CSP41;

•
Liberty+100, which offers competitive subscription rates for SIM-only customers, offering the same benefits as the standard Liberty plans plus 100 minutes for calls outside of the TIM network and unlimited calls for radio users;

•
TIM Turbo, which has special voice packages for post-paid customers, including the Predileto Local and Predileto DDD packages, which offered unlimited calls to fixed or mobile TIM numbers through a monthly subscription.

•	Infinity Family, which offers free and unlimited calls between family members all using phones on the TIM network, including calls to TIM Fixo.

•
Combos Liberty, that packages the Liberty plan benefits with the Liberty Web promotion, including, among other things, six months of free unlimited Internet access for customers that purchase a new unsubsidized handset.

In 2011, we maintained our SIM-only strategy, where customers may choose discounts in service rather than having the handset purchase subsidized by us.  We believe this allows us to offer differentiated services at competitive prices and make handsets available without providing them to customers for free.

Business Plans

In 2011, we continued to enhance our unique product offerings to our business clients, maintaining an emphasis on simplified service and transparency with the aim of provided unlimited, worry-free use.  We launched a number of new products and services based on the unique needs of our business clients.  We also increased our focus on the provision of Internet solutions, providing companies of all sizes with improved, unlimited Internet connectivity.

The TIM Liberty Empresa plans, which already offered unlimited voice usage with other numbers on the TIM network, also began offering Liberty Web Smart, which allows our customers to access unlimited data usage, and customers only pay for such usage in any month in which such service is actually used.  This product offering is unique to TIM and we believe provides convenience and transparency to our customers.

In 2011, we also launched “TIM Radar,” a simple location application that allows small businesses to monitor the location of their labor force in the field.  At a promotional price of R$9.90 per month, our offering became the most low-cost solution for employee monitoring solutions that previously had been available only to larger companies.

We also launched four new broadband Internet plans for businesses during 2011, each providing for unlimited data use, allowing for convenience and transparency in billing.  In connection with the launch of these broadband plans, we also offered certain tablet computers to our customers at promotional prices.

With a view to providing customized solutions to targeted professionals, we launched a special promotion targeted at medical providers, whereby we offered physicians a special package that includes a smartphone, a cable modem, a tablet PC and fixed telephone service for a fixed monthly price, starting at R$279 per month.  As part of the promotion, each physician receives six free months of our specialized data solutions for healthcare professionals, providing direct access to medical information, scheduling software with appointment reminders sent by text message, and medical calculators.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years is set forth below.

	Year ended December 31,
Category of Activity	2011	2010	2009
	(in millions of R$)
Gross mobile telephone services	22,217.1	18,761.4	16,357.0
Gross sales of handsets and accessories	2,540.5	1,557.9	1,717.7
Total	24,757.6	20,319.3	18,074.7

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

•
value-added services, including charges for short message services or text messaging, multimedia messaging services, push-mail, BlackBerry service, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content and services.

We also earn revenues from sales of mobile handsets and accessories.

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans which varies based on the usage limits under the relevant plan.

Network Usage Charges

We divide our coverage areas into certain areas defined as “home registration areas.”  Calls within the same home registration area are considered local calls.  Each of our customers is registered as a user of one of our home registration areas.

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

•	AD. AD is a per-call surcharge applicable to all outgoing calls or incoming calls made or received by a customer while outside such customer’s home registration area.

•	VU-M. VU-M is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. (See “—Interconnection Charges”).

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

In March, 2009, there was an agreement between TIM and Embratel (because Embratel did not participate in the previous agreements) to establish the same conditions agreed between TIM and the other incumbents, with the applicable adjustments in terms of financial agreements.  In December, 2009, Anatel determined that we must have only three VU-Ms, according to the three authorization areas (PGA regions).

In October 2011 Anatel reduced fixed to mobile rates, which was based on a reduction in the respective wholesale interconnection levels on call termination.  Anatel proposed a reduction of the fixed to mobile rates of 18% in 2012, 12% in 2013 and 10% in 2014, based on nominal declines.  In the future, Anatel intends to establish the reference tariffs for Significant Market Power operators based on the fully allocated historic costs system, which reference tariffs are already under development by Anatel in consultation with a consortium formed by three companies (Advisia, Analysis Mason and Grant Thornton).  The contract signed in August 2011 between Anatel and the consortium provides for a cost model in the amount of U.S.$8.22 million, to be implemented by 2014, which will likely imply a reduction of the mobile termination rate.

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

Intelig customers enjoy a 100% digital network covering international and domestic markets through long distance telecom services using the 23 operator code.

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

Value-added services represented 12.8% of our gross service revenues in 2011, 12.0% in 2010 and 2009, 9.7% in 2008 and 7.9% in 2007. However, we continued to experience growth in usage of these services in 2011, as illustrated by revenue growth from value-added services of 41.3% compared to 2010.  We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

The following is a brief summary of our principal value-added services.

Short Message Services (“SMS”) or Text Messaging: Since December 2001, through agreements with other providers, we have offered two-way short (or text) message services, allowing our subscribers to send and receive short messages to and from users of networks of other carriers.  Notwithstanding the expectation that other value-added services will begin to generate more revenue, we expect the proportionate contribution of SMS to remain at similar levels, since we believe SMS usage can continue to increase based on the lower usage rates in Brazil compared to Europe and the United States.

Multimedia Messaging Service (“MMS”):  As an enhanced version of SMS, MMS allows customers the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or e-mail account.

Downloads:  We offer personalized ring tones, true tones, screen savers, business data solutions, games and video clips for downloading.

Web browsing: Wireless application protocol, or (“WAP”) is a global standard designed to make Internet services available to mobile telephone users.  WAP allows a micro “browser” in a mobile phone to link into a gateway service in our network enabling users to browse through different pages of information on the Internet.  We currently offer e-mail, data and information services and electronic commerce transactions, to our prepaid and postpaid users.

Data transmission:  We also offer general packet radio services (“GPRS”) to our postpaid and prepaid subscribers through our GSM network.  GPRS is a non-voice value-added service that allows information to be sent and received across a mobile network.  GPRS radio resources are used only when users are actually sending or receiving data.  Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users.  As a result, large numbers of GPRS users can share the same bandwidth and be served from a single cell.  The number of users supported depends on the application being used and how much data is being transferred.  Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours.  GPRS therefore allows us to maximize the use of our network resources.  Our network allows customers with enabled devices to use EDGE technology, which is an evolution of GPRS allowing higher data transmission and a better using experience.  In 2008 we launched 3G services, which is a brand new technology that enhances the portfolio of value- added services (such as TV channels and speed of downloads).  We believe that 3G is an important milestone in our path towards achieving market leadership.

Sales of Mobile Handsets and BlackBerry

We offer a diverse portfolio of approximately 216 handset models and BlackBerry from several manufacturers, including Nokia, Samsung, Motorola, Sony, Ericsson and RIM, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores.  We are focused on offering an array of handsets, including web phones and smartphones such as the iPhone and BlackBerry devices with enhanced functionality for value-added services, including equipment that make 3G, GPRS, EDGE, MMS, MP3, tri-band, infra-red, Bluetooth, browsers, Internet, e-mail and Java available, while reducing reliance on the subsidies for handsets that have characterized the Brazilian market.  Our mobile handsets and BlackBerry can be used in conjunction with either our prepaid or postpaid service plans.  At present, we believe that supplies of mobile handsets and BlackBerry are sufficient to satisfy demand.  See “—Our Network.”

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier.  Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil.  The rates of such services are being negotiated under the supervision of Anatel.

Sales and Marketing

We commenced marketing our mobile telecommunications services under the brand “TIM” in March 1999.  We divide our market into three main categories: large business customers (businesses with four or more mobile lines), medium business customers (businesses with fewer than four mobile lines), and individual customers.  These categories are divided further according to level of usage, distinguishing, for example, high-volume users from other categories of usage.  We take these categories into account when developing service plans, sales strategies, customer service strategies and new products, as well as for billing and collection purposes.  We also use market research reports and focus group studies to analyze our customer base.  We refer to this analytical approach to our customer base as “customer segmentation.” Our strategy has been focused on the acquisition and retention of highly valued clients in all segments and on the pursuit of operating efficiency in supporting the expansion of or client base.  We currently intend to reduce our level of promotions and subsidies for handsets and certain prepaid services, and to focus our sales and marketing efforts on postpaid customers, high quality prepaid customers and service plans.  In addition, although there can be no assurance, if we achieve and maintain a clear leadership position in customer satisfaction, we believe we will be well placed and benefit from number portability, recently introduced in Brazil.

As of December 31, 2011, our services were marketed through the largest distribution network in Brazil with over 9,296 points of sale (8,989 in 2010), of which approximately 81 were our own stores.  In addition, we had over 445 thousand recharging points for prepaid service.  We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively.  Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees.  We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered.  Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 94% of the urban Brazilian population based on Anatel’s coverage criteria.  During 2010, we started to move away from TDMA technology, migrating customers to the GSM system, and promoting greater efficiency in terms of power consumption and we discontinued the use of TDMA in 2011.  During 2008 we implemented 3G services within our network, which enable users to experience a higher level of connectivity with broadband Internet access.  At the end of 2011, there were 11,716 sites:  11,336 GSM base transceiver stations (“BTS”) and 6,476 activated B nodes, all of them capable of offering high speed packet access, or “HSPA,” services.  With our acquisition of TIM Celular, we hold authorizations from Anatel to provide our mobile services in each of the ten wireless areas of Brazil over various frequency spectrums.  In December 2010 and in October 2011, we acquired additional bandwidth in the 1,800MHz band, in order to improve capacity and quality to the subscribers in the total amount of R$81.8 million, and we are still monitoring the status of the possible auctions for new bandwidth authorizations by Anatel (2.6MHz band for UBB applications).  We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is core to our business.  In 2011, we made R$2.1 billion in investments to improve our network infrastructure, primarily the AES Atimus Acquisition.

Our wireless network principally includes transport and computer equipment, as well as exchange, and transmission equipment, consisting primarily of switches, 11,336 BTS in our GSM network and 6,476 B nodes as of December 2011.  The network is connected primarily by IP radio links and fiber-optic transmission systems from the recently acquired Intelig network.  The remaining sites are connected by leased lines.  Nokia Siemens Networks, Ericsson and Huawei are our main suppliers for GSM and 3G equipment.

In light of the widespread geographic coverage we have already achieved, we are focusing the further expansion and improvement of our GSM network on areas where it is important to increase the quality of our coverage, such as in tunnels, along major roadways, inside buildings in metropolitan areas and in high-traffic areas, such as tourist destinations, which typically experience high mobile use.  We also will continue to ensure our network has the capacity to absorb high call volume where relevant.

With the acquisition of Intelig, we have integrated more than 15 thousand kilometers of long-distance fiber optic cables connecting the main cities of Brazil.  We have been deploying 40G/DWDM/ROADM (dense wavelength-division multiplexing and reconfigurable optical add-drop multiplexer) layers on top of this existing network, modernizing the existing assets by replacing the legacy network.  In addition, we have entered into new joint construction contracts and other partnerships and initiatives to expand our fiber optic network by nearly 10 thousand kilometers by the end of 2011.  We have also established a partnership with a consortium of electric transmission line operators in the northern region of Brazil, where we acquired the right to launch optical ground wire cables, connecting the cities of Manaus, Tucuruí and Macapá by early 2013.  During the next few years, we plan to execute additional projects to increase the capillarity of our long-distance backbone network.

Our switching exchanges and intelligent network platform enable us to offer flexible, high quality voice service at extremely competitive prices.  Our satellite network covers distant areas of the country and is being expanded and renewed to provide high capacity private service to other carriers and corporate customers.  We also acquired capacity from major submarine cable systems such as AmericasII, Globenet and Atlantis2.  As mentioned above, we have initiated a multi-year plan to expand the Intelig network with a goal of expanding coverage to the most isolated areas of Brazil.

Finally, the AES Atimus Acquisition and consequent creation of TIM Fiber has improved our fiber optic network presence in the metropolitan regions of Rio de Janeiro and São Paulo, with a network highlighted by the following characteristics:

•	presence in 21 cities in the metropolitan regions of Rio de Janeiro and São Paulo;

•	100 fiber optic networks using ITU-T g. SMF 652 standards;

•	5,500 kilometers of fiber optic cabling deployed primarily over electrical utility poles;

•	capability to provide connectivity (a “carrier’s carrier) through the electrical distribution network.

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

Additionally, other sharing plans are being agreed among mobile operators, such as joint construction of long distance lines, backhaul sharing, and even studies for sharing radio access frequencies were made, with focus on lowering costs and increasing the penetration of the wireless services in Brazil.

Customer Service

We seek customer satisfaction through continuous improvements of processes and systems that facilitate the relationship between us and our customers regardless of the channel of communication.  We constantly monitor and record customer interactions with the company with our proprietary customer monitoring tool (“CRM”) through a customer-driven organization, offering unique and innovative service in all points of contact.

In this daily pursuit of customer satisfaction we continously train our customer service representatives, reviewing processes and procedures, improving and optimizing systems and thus ensuring that the daily relationship with our clients is of the highest standard of care and that our customers are satisfied with the level of care they receive.

We are continuously seeking ways to improve our level of customer service.  For example, we invested in an automated calling process which provides services through interactive voice response, enabling client identification and manual selection of options, and recording and reporting through a unique sequential protocol.  Additionally, we offer a cancellation and complaint option on our main calling menu to facilitate client access.  With respect to call transfers, we invested in our CRM tool, adding new functions that do not require the client to repeat a request if the client is transferred to a second operator.  These improvements of the computer telephony integration (“CTI”) and CRM systems ensure the transfer of customer data at the time of the call, minimizing the number of calls transferred improperly.

For hearing impaired clients, we offer a preferential service through text messages, with storage of historical data service, which can be retrieved for later delivery.  Furthermore, we invested in a tool that allows a client’s customer care service history to be retrieved and sent to the client on demand.  This service is available for communications via regular mail, e-mail, fax and through text messaging.  Finally, we have made customer servcie improvements to minimize waiting time.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by a third-party vendor.  These systems have four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options.  Certain aspects of billing customers in Brazil are regulated by Anatel.  For mobile telephones, currently if a customer’s payment is more than 15 days overdue, we can suspend the customer’s ability to make outgoing calls, and if the payment is 45 days overdue, we can suspend the customer’s ability to receive incoming calls.  After 90 days from the customer’s payment due date, we generally discontinue service entirely, although discontinuation of service is sometimes delayed between 120 and 180 days after the due date for valued customers.  For fixed telephones, if a customer’s payment is more than 30 days overdue, we can suspend the customer’s ability to make outgoing calls, and if the payment is 60 days overdue, we can suspend the customer’s ability to receive incoming calls.  The rules of discontinuation of fixed service are the same as those applied for the mobile service.

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

Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents of another individual to obtain mobile services, and “cloning fraud,” which consists of duplicating the mobile signal of a mobile subscriber and thereby allowing the perpetrator to make calls using the subscriber’s signal, are the two principal types of fraud relating to mobile, fixed and long distance service.  Since a substantial majority of our customers use GSM, an entirely digital technology, we experience a low level of “cloning fraud” which is fairly common in parts of Brazil for users of TDMA, CDMA, and other technologies that use analog technology either entirely or in connection with some roaming services.

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

Most of our efforts remain focused on implementing fraud prevention measures in point of sales, including digital authentication for our sales front end system and strong training program as well as monitoring and identification of points of sale.  Customers’ credit history is also being checked during the application process.

Competition

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services.  We offer GSM, including 3G, EDGE, and TDMA technology.  Currently, our subsidiaries hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us the only mobile operator in Brazil offering nationwide coverage.  In two of our ten areas we are the Telebrás legacy provider.  See “Item 4.  Information on the Company—A. History and Development of the Company—Historical Background.”  Our network covers approximately 94% of the country’s population based on Anatel’s coverage criteria.

In addition to TIM, there are three other major participants in the Brazilian mobile market that offer nationwide coverage:  Vivo, Claro and Oi.

Our principal competitor in Brazil is Vivo, which is controlled by Spain’s Telefónica Móviles and until 2007 was operating in eight of the ten wireless areas of Brazil recognized by Anatel, using TDMA and CDMA, and in 2007 started to use GSM technology in 800 MHz and 1900 MHz and in 2008 started using UMTS in 2100 MHz.

In addition, we compete with Oi (the new Telemar brand) and Claro (which is controlled by America Móvil and until 2008 was operating in nine of the ten wireless areas of Brazil recognized by Anatel, using GSM and TDMA technology) in all areas.

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

We also compete in the corporate segment with Nextel, a digital trunking provider which operates under rules similar to the rules applicable to mobile telecommunications service providers, though trunking operators are not permitted to offer their services to individuals.  Nextel has provided trunking services in Brazil since 2001 and, on December 14, 2010, bid R$1.2 billion in winning 12 lots involving new GSM and UMTS frequencies in Anatel’s auction, which will give Nextel the opportunity to be the fifth nationwide mobile telecommunications competitor.

Seasonality

We have experienced a trend of generating a significantly higher number of new clients and handset sales in the fourth quarter of each year as compared to the other three fiscal quarters.  A number of factors contribute to this trend, including the increased use of retail distribution in which sales volume increases significantly during the year-end holiday shopping season, the timing of new product and service announcements and introductions, and aggressive marketing and promotions in the fourth quarter of each year.

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10. Additional Information—C. Material Contracts.”

Interconnection Agreements

We have entered into interconnection agreements with most of the telecommunications service providers operating in Brazil.  The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services.  Due to our migration to PCS, we have adapted our interconnection to conform to the new PCS rules and submitted these revised contracts to Anatel.  Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other.  See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

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

Through TIM Brasil, we are a member of the Roaming Management Committee (Associação Brasileira de Recursos em Telecomunicações), a group comprised of all cellular and fixed telecommunications service providers operating in Brazil.  The Roaming Management Committee was created to independently control the activities related to TDMA and CDMA roaming services in Brazil and some international roaming agreements entered into by Brazilian companies with telecommunications service providers operating in the member countries of Mercosul.

Our GSM national and international roaming services are supported by individual agreements with our partners.

International Roaming Agreements

We also have roaming international agreements with 527 available networks in more than 200 countries.

Site-Sharing Agreement

With the objective of avoiding unnecessary duplication of networks and infrastructure, Anatel permits telecommunications service providers to use other providers’ networks as secondary support in providing telecommunications services.  Therefore, we have allowed other telecommunications service providers in our region to use our infrastructure, and we have used other providers’ infrastructure, pursuant to site-sharing agreements with such operators.

Co-billing services

Co-billing occurs when we bill one of our customers on behalf of a long distance service provider for services rendered to our customers by that carrier.  Beginning in July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil.  The rates of such services are being negotiated under the supervision of Anatel.

Taxes on Telecommunications Goods and Services

The costs of telecommunications goods and services to clients are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, ISS, COFINS, PIS, FUST,

FUNTTEL, FISTEL, CONDECINE and Corporate Income Tax and Social Contribution on net income, which are described below.

•
ICMS.  The principal tax applicable to telecommunications goods and services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets averages 17% or 18% throughout the Regions, to the exception of certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as much as 7%. In 2005, certain of the Brazilian states started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer that manufactures the goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain. In May 2005, the states decided, with the exception of the state of Alagoas and the Federal District, that as from January 2006, the telecommunications companies should issue invoices of communications services (Model 22) corresponding to the value of tax due on the sale of calling cards to dealers or final customers. The amount of ICMS tax due in such transactions is passed on to the dealers or final consumers and must be paid for the state where the services (the activation of the card) are provided.

•
ISS.  The Imposto Sobre Serviços (“ISS”) is a municipal tax that applies on certain services listed in the List of Services prescribed by Complementary Law No. 116/03 (“LC116/03”).  This list also includes certain activities that have the purpose of providing goods. Municipalities impose this tax at varying rates, but in the majority of large cities, the ISS rate is the highest rate allowed, which is 5%.  The tax basis of the ISS is the price of the service, minus certain exceptions, such as construction services.  As provided by Constitutional Amendment No. 20, dated June 12, 2002, municipalities must charge a minimum rate of 2% and they must not directly or indirectly grant tax benefits that may result in an effective rate below 2%.  In August 2003, LC116/03, established a new framework for the ISS, which required municipalities to adapt their respective ISS legislation in order to comply with the rules set forth by LC116/03. Such new federal rules are effective as from January 1, 2004.

•
COFINS.  The Contribuição Social para o Financiamento da Seguridade Social (“COFINS”) is a social contribution levied on gross revenues (financial revenues are levied at the rate of 0% due to Decree n. 5,442/2005 if the company is taxed in the non-cumulative method or if it applies both methods). Since January 1, 2000, companies began to pay the COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, the COFINS legislation was further amended, making this tax noncumulative, raising the rate to 7.6% for certain transactions, except in connection with telecommunications services, for which the method continues on a cumulative basis at a rate of 3%.

•
PIS.  The Programa de Integração Social (“PIS”) is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In December 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues (financial revenues are levied at the rate of 0% due to Decree No. 5,442/2005 if the company is taxed in the non-cumulative method or if it applies both methods), except in connection with telecommunications services, for which the method continues on a cumulative basis at a rate of 0.65%.

•
FUST.  On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações, (“FUST”), a fund that is supported by a tax applicable to all telecommunications services. The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges.  FUST tax is imposed at a rate of 1% on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and its cost may not be passed on to clients. Telecommunications companies can draw from the FUST to meet the universal service targets required by Anatel.

On December 15, 2005, Anatel enacted Precedent No. 7/05 requiring that FUST should be paid on revenues arising from interconnection charges since the effectiveness of the FUST. A notice was issued deciding that we must adjust values on the FUST calculation basis in order to include interconnection revenues received from other telecommunications companies. A writ of mandamus was filed against Anatel to avoid the terms of Precedent No. 7/05. The first level decision was issued in our favor. Although such first level decision may still be challenged in the near future (that is, it is still subject to appeal and does not constitute a final decision), it is now in full force and effect.

•
FUNTTEL.  On November 28, 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (“FUNTTEL”), a fund that is supported by a social contribution tax applicable to all telecommunications services. The FUNTTEL is a fund managed by BNDES and FINEP, government research and development agencies. The purpose of the FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology.  FUNTTEL Tax is imposed at a rate of 0.5% on gross operating revenues, net of discount, ICMS, PIS and COFINS, and its cost may not be passed on to clients.

•
FISTEL.  The Fundo de Fiscalização das Telecomunicações (“FISTEL”) is a fund supported by a tax applicable to telecommunications services, which was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. The FISTEL consists of two types of fees: (1) an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time a new mobile number is activated, and (2) an annual operations inspection fee that is based on the number of authorized stations in operation, as well as the total basis of mobile numbers at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending  on the kind of equipment installed in the authorized telecommunication station. Effective April 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new cellular activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment.

•
CONDECINE. (Contribuição para o Desenvolvimento da Indústria Nacional) is a social contribution instituted to encourage development of the Brazilian film industry, established by Provisional Executive Order No. 2,228-1/2001, modified by Law No. 12,485/2011. It is levied on telecommunication services that distribute audio-visual contents. CONDECINE is payable by telecommunication companies annually with payment due by March 31 of each year .  The Government justified the creation of the CONDECINE tax based on the decrease of the TFF rate of 33%, so the companies will not have a higher tax burden.  Instead, companies will contribute at the same aggregate rate, but to different funds. The calculation base is the same as TFF.

•
Corporate Income tax and Social Contribution on net income. Income tax expense is made up of two components, a corporate income tax (“IRPJ”) on taxable income and a social contribution tax on net income (“CSLL”). The corporate income tax is payable at the rate of 15% plus an additional rate of 10% (levied on the part of taxable profits that exceeds R$0.02 million per month or R$0.24 million per year). The social contribution tax is currently assessed at a rate of 9% of adjusted net income.

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are added to their net profits for tax purposes. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. At first, Brazilian  entities are allowed to deduct income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income (reciprocity of treatment between Brazil and the country from which the income or gain comes from is required in order for this rule to apply). Effective January 1, 2002, profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year end balance sheet, unless the Brazilian entity is liquidated before the date of its year end balance sheet, in which case the profits are taxed at the time of its liquidation.

Prior to January 1, 2002, profits realized by an entity in Brazil from a branch or agency were taxed as of the date of the Brazilian entity’s year end balance sheet, and profits from a controlled or affiliated company were taxed as of the date such amounts were paid or made available to the Brazilian company as dividends or otherwise.

Dividends are not subject to withholding income tax when paid. However, as the payment of dividends is not tax deductible for the company that is distributing them, there is an alternative regime for stockholder compensation called “interest on equity,” which allows companies to deduct any interest paid to stockholders from net profits for tax purposes.

These distributions may be paid in cash. The interest is calculated in accordance with daily pro rata variation of the Brazilian government’s long term interest rate - TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of: (1) 50% of the net income (before taxes and already considering the deduction of the own interest amount attributable to stockholders) related to the period in respect of which the payment is made; or (2) 50% of the sum retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Regulation of the Brazilian Telecommunications Industry

General

The telecommunications sector is regulated by Anatel, which was established by law and is administratively independent and financially autonomous from the Ministry of the Communications. Anatel is responsible for promulgating standards related to telecommunications services and regulating the relationship between different operators, as set forth in the General Law of Telecommunications (Lei Geral de Telecomunicações),  Law No. 9,472, dated July 16, 1997 and the Regulamento da Agência Nacional de Telecomunicações, or the Anatel Decree.

Despite liberalization, which occurred in 1997, the Brazilian telecommunications market still faces persistent dominant positions held by fixed incumbent operators.  In particular, broadband access is currently offered by operators over their own infrastructure and the respective regulatory framework is not always based on effective implementation of the wholesale access obligations.

Regarding the operating activities of TIM, Intelig and TIM Fiber, Anatel has developed a strict regulation of mobile communications services known as Personal Communication Service (Serviço Móvel Pessoal), or PCS, land line services known as Commuted Fixed Telephonic Service (Serviço Telefônico Fixo Comutado), or STFC and data communication known as Multimedia Service of Communication (Serviço de Comunicação Multimedia), or SCM.

Anatel may regularly alter these standards based on changes in technology, in particular regarding PCS technology, which are common to the telecommunications sector. In order to allow operators to plan for the implementation of these policies, Anatel approved a General Plan of Update of Telecommunications Regulation in Brazil (Plano Geral para Atualização da Regulamentação das Telecomunicações no Brasil), or PGR, pursuant to which it established short-, medium-, and long-term policies for two, five, and ten-year terms, respectively.  Anatel has authority to propose and to issue regulations that are legally binding on telecommunications service providers.  Any proposed regulation or action by Anatel is subject to a period of public comment, which may include public hearings, and may be challenged in Brazilian courts. This regulation process takes into consideration Anatel’s specialized analysis of different areas of the telecommunication sector and matters resulting from public hearings, by means of which the regulation proposals are considered by Anatel, state authorities and the general public.  We follow these public hearings closely.

A presidential decree issued on June 30, 2011, established a bidding process for fourth generation radiofrequeencies, an important landmarks for the telecommunications sector. The notice to bidders is published by means of a public hearing and determined broadband quality goals, resulting in two new regulations to measure mobile and fixed broadband quality standards: the first one to review of PCS quality standards and a new one to introduce SCM measurement.  These standards are currently being implemented by Anatel and a group of interested companies. The full adaptation of these standards will require new investments.

Authorizations and Concessions

With the privatization of the Telebrás system and pursuant to the Lei Mínima (the “Minimum Law”), Band A and Band B service providers were granted concessions under SMC or Serviço Móvel Celular (“Cellular Mobile Service”) regulations.  Each concession was a specific grant of authority to supply cellular telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations attached to each concession.

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

In 1997 and 1998, our predecessors were granted SMC concessions and in December 2002, such SMC concessions were converted into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the concessions.  TIM Celular acquired PCS authorizations in conjunction with auctions of bandwidth by Anatel in 2001, and subsequently acquired additional authorizations and operations under the PCS regulations as well.

On May 30, 2011, we entered into two new radiofrequency terms, formalizing the acquisition of excess radiofrequency in the states of Minas Gerais, Paraná, Santa Catarina, Amapá, Roraima, Pará, Amazonas and Maranhão and those new terms expire in April 2023.

The STFC and SCM authorization terms do not have an expiration date.

The following table shows the expiration date of the initial period of each of TIM Celular’s PCS authorizations.

Expiration date
Radiofrequency
Territory	800 MHz, 900 MHz	Excess of 1800 MHz	1900 /2100 MHz (3G)
States of Amapá, Roraima, Pará, Amazonas and Maranhão	March, 2016	April, 2023	April, 2023
States of Rio de Janeiro and Espírito Santo	March, 2016		April, 2023
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the city of Pelotas and its surrounding region) and the cities of Londrina and Tamarana in the state of Paraná
	March, 2016		April, 2023
State of São Paulo	March, 2016		April, 2023
State of Paraná (except for the cities of Londrina and Tamarana)	September, 2022	April, 2023	April, 2023
State of Santa Catarina	September, 2023	April, 2023	April, 2023
City of Pelotas and its surrounding region in the State of Rio Grande do Sul	April, 2024		April, 2023
State of Pernambuco	May, 2024		April, 2023
State of Ceará	November, 2023		April, 2023
State of Paraíba	December, 2023		April, 2023
State of Rio Grande do Norte	December, 2023		April, 2023
State of Alagoa	December, 2023		April, 2023
State of Piauí	March, 2024		April, 2023
State of Minas Gerais (except for the cities in sector 3 of PGO for radiofrequencies of 3G and excess radiofrequencies)	April, 2013	April, 2023	April, 2023
States of Bahia and Sergipe	August, 2013		April, 2023

According to the General Telecommunications Law and regulations issued by Anatel thereunder, licenses to provide telecommunications services are granted either under the public regime, by means of a concession or a permission, or under the private regime, by means of an authorization.  Only STFC incumbents are currently operating under the public regime.  All the other telecommunications services providers in Brazil are currently operating under the private regime, including all the PCS services providers.

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

In August 2009, Anatel gave its approval for the acquisition of the fixed line operator Intelig, which operates as a local, national and international long distance operator in Brazil and provides fixed broadband service in a number of regions in Brazil.  According to the regulations, TIM Brasil and Intelig are obliged to resolve the overlapping of the fixed service authorizations within 18 months from the acquisition, which was postoponed for one year in 2011 (that is by the end of June 2012) keeping only one authorization per class of service.  In addition, Anatel updated the contracts assigned to STFC Concessionaries and in particular will indicate new obligations related to the fixed line universal service obligations (Plano Geral de Metas de Universalização), or PGMU, namely referring to backhauling, public pay phones and telephone services for families with low incomes, among others.

In July 2011, TIM Celular acquired from the Companhia Brasiliana de Energia and AES Elpa S.A., its interest in Eletropaulo Telecommunications Ltda. (100%) and AES Communications Rio de Janeiro S.A. (98.3%) (together, “AES Atimus,” now named TIM Fiber).  The contract was signed on July 8, 2011.  On October 31, 2011, after all conditions set forth by the relevant regulatory agency were fulfilled, the transaction was completed.  With these new acquisitions, TIM Celular not only significantly expanded its operations in the data communications segment, or SCM, in the urban areas of the states of Rio de Janeiro and São Paulo, but also obtained important synergies related to the acquired fiber optic network.

National Broadband Program

In May 2010, the Brazilian government approved a National Broadband Program to extend national broadband coverage by 2014.  The plan includes the reactivation of Telebrás, which is responsible for managing and operating a national fiber optic network, and a new framework aimed at reducing the wholesale connectivity price and consequently allowing a more affordable price of “entry level” broadband residential connections.

Other measures included in the plan are represented by fiscal incentives to induce the operators to offer broadband access to low income families, public investments in research and financial support to national industries.

Obligations of Telecommunications Companies

In November 1999, Anatel and the Brazilian mobile service providers jointly adopted a Protocol for Mobile Cellular Service Providers (the Protocol).  The Protocol established additional quality of service targets and rates, which SMC operators were required to achieve by June 2001.  Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel was required to examine the performance of the Brazilian telecommunications companies under the Protocol’s standards.  Despite migration to PCS in December 2002, from January to June 2003, we reported to Anatel regarding, and had complied with, all quality of service indicators applicable to SMC operators. The Protocol ceased to be applicable to TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel after July 2003.

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

In 2011, Anatel published Resolution No. 575/11 to Review of the Regulation on the Management of Quality of Service – PCS.  The new regulation established new quality goals, evaluation criteria, data collection and quality monitoring of Service Providers – PCS.  The Anatel regulation aims to create a comprehensive model of quality management of the PCS providers providing preventive and proactive on the part of the Agency, through the incorporation of indicators and benchmarks that allow the systematic evaluation of the quality of service in all its dimensions.

This new list of proposals for quality indicators is divided into two major groups: Operational Indicators and Indicators Research.

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

Anatel has initiated administrative proceedings against TIM Celular for noncompliance with certain quality standards and noncompliance with the rules and the authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the Agency.  As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business, financial condition and results of operations.  In the year ended December 31, 2011, the total amount of these fines was R$108 million. However, only R$3.4 million were classified as “probable loss” by our legal advisors.  We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject.  See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

According to the new PCS regulations, we are required to adjust our operating processes and agreements to such new rules, including our interconnection agreements, as well as agreements with our customers.  By April 2005, substantially all of our interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

In August 2007, Anatel issued Resolution No. 477 establishing new obligations regarding PCS, in particular in connection with users’ rights towards their mobile services providers.  The new resolution came into effect in February 2008.  The main PCS new regulatory obligations include the following:

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

Significant Market Power

In September 2011, a new competition framework was published by Anatel, the General Plan for Competition Goals (Plano Geral de Metas de Competição, or “PGMC”), and the respective adoption will be the subject of a public hearing and public consultation.  The PGMC will set out clear criteria for designating operators with Significant Market Power, and the specific regulations they will have to follow in the wholesale access market.

Anatel proposed a broad reform of the fixed-wholesale market, introducing asymmetric regulatory measures, in line with the European experience, in order to assure a more transparent and non-discriminatory access to the incumbent’s networks.  It is expected that Anatel will publish the resolution in 2012.

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

In 2005, Anatel issued a ruling for “Accounting Separation and Cost Accounting,” introducing the obligation of presenting the Accounting Separation and Allocation Document (Documento de Separação e Alocação de Contas – DSAC) by the license holders and groups holding Significant Market Power in the offering of fixed and/or mobile network interconnection and wholesale leased lines (Exploração Industrial De Linha Dedicada – “EILD”).  Starting from 2006 (for fixed operators) and 2008 (for mobile operators related to the results of 2006 and 2007), operators (TIM included) are delivering the requested information to Anatel.

Anatel conducted a public consultation in March 2011 regarding a proposal to modify the regulation on leased lines, which is a service contract between a provider and a customer, whereby the provider agrees to deliver a symmetric telecommunications line connecting two or more locations in exchange for a monthly rent.  The proposed rule provides for more efficient wholesale service regulation, taking into account the operational needs of alternative market players.

In October 2011 Anatel reduced fixed to mobile rates, which was based on a decrease on the respective wholesale interconnection levels on termination.  Anatel proposed a reduction of the fixed to mobile rates of 18% in 2012, 12% in 2013 and 10% in 2014 based on nominal declines.

Rate Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap.  Anatel currently uses the IST (Índice de Serviços de Telecomunicações), a general price inflation index developed by FGV, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. Beginning in 2012, we expect Anatel to begin to assess prices in the telecommunications industry based on a model that takes into account the costs of a hypothetical company costs, along with other factors. We expect that the adjustment of our prices will follow the market trend, and that the adjustment will be below the annual inflation rate based on the IST.  If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

Number Portability

In March 2007 Anatel issued a new regulation regarding number portability in Brazil for fixed telephony and PCS providers.  Portability is limited to migration between providers of the same telecommunications services.  For PCS providers, portability can take place when customer changes services provider within the same Registration Area as well as when customer changes the service plan of the same area.  Anatel finished the nationwide NP implementation schedule in March 2009.

Mobile Virtual Network Operators

In November, 2010, Anatel approved a resolution establishing the rules to permit the exploration of mobile services by means of a virtual network, based on commercial agreements between established operators and virtual operators.

We were the first mobile operator to negotiate a contract with a virtual operator and we are an industry leader in the discussions with Anatel to develop this service. The first and only contract to be submitted for Anatel’s approval in December 2010 was for an authorization license in partnership with us.  Our commercial partners have opted for the authorization license, which carries the obligations and responsibilities for providing the service.  The contracts are negotiated on a case by case basis with the intention to build a specific solution for every new virtual operator.

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

The Brazilian Congress is considering bill number 2,126/2011, known as the Legal Framework for the Use of the Internet (Marco Civil da Internet), that would establish warranties, principles, rights and duties related to Internet use and its provision. The project aims to develop regulations related to this service with a general framework. Among key issues addressed in the legislation are: net neutrality, responsibility for damages caused by content generated or published by third parties, content storage and conections. This law is also intended to develop guidelines for how the government can or should act to provide and monitor Internet service.

Frequencies and Spectrum Background

We have a license to operate PCS services in the 800 MHz, 900 MHz, 1.8 GHz and 1.9/2.1 GHz frequency ranges, which allows us to provide mobile communications services with 2G and 3G technologies throughout Brazil.

In December 2010 Anatel auctioned an empty 3G band of radio spectrum consisting of (10+10)MHz in 2.1GHz in the whole country (the “H Band” Auction), and other left over frequencies in the 900MHz and 1800MHz bands that had not been assigned in previous auctions.

•
Of the 12 available lots in the H Band, 10 were awarded to Nextel, a new entrant in the GSM market, which has traditionally offered trunking services in Brazil.  Current operators were prevented from participating due to spectrum caps.  OI and CTBC managed to win the remaining 2 lots where they had cap availability.

•	The new entrant will be benefited with spectrum and infrastructure sharing, specifically in locations with less than 30,000 inhabitants, subjected to commercial agreements.

•
TIM won individual block of frequencies in 5 service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Parana, biding a total of R$81.8 million, which will be paid proportionately to the remaining years in the existing authorization licenses (remaining years/15).

•	VIVO won blocks in 900MHz and due to available cap, managed to win lots of 1700/1800MHz in all regions, completing a national coverage of (10+10)MHz in this band.

•	Claro won blocks of spectrum in the 1700/1800 MHz band.

In August 2010, Anatel approved a resolution for the destination of the 2.5 GHz spectrum to mobile services after 2013.  Today the 2.5GHz band is assigned to multipoint distribution service (“MMDS”) TV services and the respective cleaning for destination to other services will be the responsibility of the new owner.  Only four national blocks of FDD will be available, two of (20+20) MHz and two of (10+10) MHz. The 2.5GHz spectrum auction will be held in June 2012 and brings indirect obligations to the 450MHz band, even if this second band is not bought directly. The mentioned (20+20) MHz bands will require urban coverage obligations in 2.5GHz and rural coverage obligations. We believe the technology available for the 450MHz band is not economically viable. Two other bands will be available: a (10+10) MHz FDD band and a 35 MHz TDD band only where the MMDS companies renounce their rights.

Brazil has not yet identified the Digital Dividend (the amount of spectrum that will be freed up in the switchover from analogue to digital terrestrial TV), but only briefly and publicly stated that this radiofrequency will be available to broadcasters after 2016.  Since this band is complimentary to the 2.5GHz, the dynamics of the 2.5GHz Band deployment  may be highly impacted by the outcome of the Digital Dividend discussions. Anatel has stated its commitment to complete its analysis of the destination of the 700MHz spectrum by the end of 2012.

In October 2010, Anatel started auction No. 002/2010-PVCP/SPV for sub band H (band of 1.9/2.1 GHz - 3G) and the leftovers of 1.8 GHz (2G) bands. Current PCS players with operation in the band of 1.9/2.1 GHz, were not eligible for the bidding of sub band H, as a result of limitations set out by Anatel, related to the limits for detention of radiofrequencies. The current contractor’s inability to participate in the bidding process for  sub band H, allowed Nextel to acquire nationwide 3G coverage and 2G presence in Region I of PGA, with a total investment of R$1,421.3 million.

In November 2010, Anatel published the radiofrequency efficiency regulation, establishing metrics for efficiency measurement, excluding broadcasters of the obligation.  The non-compliance includes in the extreme, expiration of the radiofrequency license without compensation. This regulation have been in place since November 2011, though Anatel has not yet established the parameters for evaluation, even though it is expected that all operators are currently in compliance.

In December 2011, Anatel started auction No. 001/2011-PVCP/SPV, pursuant to which 16 blocks in the 1,800 MHz band were sold to Claro, Oi, CTBC and TIM, who acquired the biggest amount of MHz with the lesser premium.

As a result of our participation in the auction, we will expand our 2G coverage and increase our presence in the northern and midwestern regions of Brazil, including the states of Paraná, Espirito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais, by making an investment of R$65 million at the December 2010 auction and an expected investment of R$80.7 million at the December 2011 auction.

MTR and Wholesale Market

The interconnection of telecommunication operators is mandatory, allowing the users of different services to make calls from one network to another. In the case of PCS, Anatel has established that, whenever its network is used to originate or to receive calls, the operators will receive the Value of Use of PCS Network (VU-M), also known as mobile termination rate, of free agreement between the parties.

Anatel urged us to adopt a single VU-M by region of the PCS License General Plan (Plano Geral de Autorizações), or PGA, which began on November 1, 2010, of free agreement between the related parties.

In October 2011, Anatel approved Resolution No. 576/2011, which reduced rates of land line to mobile calls by 18% in February 2012, 12% in 2013 and 10% in 2014 on the Telecommunications Services Index - IST.  This negative readjustment of VC-1 rates is followed by new negotiations for VU-M rates, which might be followed by an arbitration process with Anatel, which established that the full nominal reduction of the VC-1 will be forwarded to the VU-M.

In December 2010, Anatel has also approved a public hearing that considered alterations of the Industrial Exploration of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, which established mechanisms for the operation of transmissions circuits to increase transparency between operators and concessionaires.

Anatel is currently reviewing discussions submitted as part of a public hearing addressing the wholesale market and improvements, which will be set out in the General Plan of Competition Goals (Plano Geral de Metas de Competição), or PGMC.  The PGMC will set out asymmetry standards, particularly within the EILD market of infrastructure of transmission, as a way to promote competition in the retail market and isonomy in the wholesale market, improving the model of regulation supported by the definition of Significant Market Power (Poder de Mercado Significativo), or PMS in the markets considered relevant.

Costs Model

The implementation of a costs model by Anatel has been in development since March 2005, when the Separation and Allocation of Accounts Document (Documento de Separação e Alocação de Contas), or DSAC was approved, for pricing of STFC and PCS interconnection, as well as wholesale market inputs, in particular with regards to dedicated lines (EILD) and unbundling.

In August 2011, a consortium headed by Advisia Consultants was hired to develop the optimized modeling of costs, which will be the basis for all the models the agency will use, in particular when establishing rates and prices for telecommunications services.

The implementation of the costs model was one of the short term goals set by the PGR, with expectation of conclusion in 2013, however, its technical complexity indicates that it will only be effective in 2014.

Migration of the Mobile Networks with AnalogTechnology

In February 2011, Anatel approved Resolution No. 562/11, which modified a provision of the regulation on conditions of use of radiofrequencies, determining that, after a period of 360 days from the publication, the use of analog technology in radiofrequencies sub bands of 800 MHz would no longer be allowed.

In relation to the use of such radiofrequencies, we no longer have any subscriber of analog technology (AMPS).  However, our analog networks are still used by STFC concessionaires to provide services to subscribers in rural areas of the country, a service called RuralCel.

The implementation of the RuralCel service was carried out by the companies in the Telebrás system, prior to the privatization process in 1998.  Once the privatization of these companies was completed, SMC operators are required to keep sharing such infrastructure (mobile networks with analog technology) with STFC concessionaires with rural subscribers.  There is a dispute with STFC concessionaires on the value for the availability of the RuralCel support network.

Anatel decided to postpone shutting down this service indefinitely and as a result, we continue to interact with the regulating agency to get a definite decision on the shutdown of our analog mobile networks.

Regulation of Quality

In October 2011, Anatel published PCS and SCM quality management regulations to establish quality parameters which will have to be met by the mobile telephone and internet connection operators in up to 12 months.  Among such quality parameters, most notable are the ones relating to the quality of the networks, both mobile and fixed, creating obligations of minimum and average speeds in numbers, higher that those currently used by operators, which will demand in the short term, investments so that such obligations are met.

As a response to the need to better quantify the financial impacts, Grupo Oi has presented cancellation request along with a revision request to Anatel for the presentation of technical surveys of the economic that which motivated such regulations.

The aforementioned request was submitted for a public hearing by Anatel, which resulted in a series of differing opinions regarding quality measures by the different operations that are currently being considered by Anatel.

Consolidation of TIM and Intelig STFC Licenses

With the merger of Intelig with and into TIM we were required to eliminate the existing overlapping license, in order to abide by regulations.  We were given 18 months to implement this elimination, beginning on the date of closing of the transaction.  This term was extended for an additional 12 months, and now expires on June 30, 2012.

On December 30, 2011 we filed petitions with Anatel to authorize the consolidation of our STFC license terms in the local mode under Intelig and STFC LDN and LDI under TIM.  On June 30, 2012 we will return CSP 23 to

Anatel, keeping the operation of STFC LDN and LDI bound to CSP 41 under STFC LDN and STFC LDI of TIM, whereas Intelig shall keep the STFC local license.

Inclusion of ninth digit in 011 area code numbers

In December 2010, Anatel published Resolution No. 553/2010, determining the inclusion of one more digit for numbers in the 011 area code region, which includes the city of São Paulo and neighboring cities.  Anatel’s decision to add one more digit to mobile phone numbers in the 011 area code was intended to increase the availability of numbers in the metropolitan area of São Paulo from 37 million to 90 million, as it is expected that availability of mobile numbers would end by 2013 at the current rate of subscription growth.  The beginning of the implementation of the ninth digit in area code 011 is expected for July 29, 2012.  The change will require users to add the digit 9 to the beginning of existing mobile numbers.

This measure will require residents of the 011 area code region to carry out possible adjustments to private equipment and systems such as, for example, PABX equipment and phone lists, in addition to technical adjustments carried out by telecommunication companies.  Technical, Communications and Regulatory work groups have been created by representatives of all PCS and STFC operators, in order to prepare for the implementation of the ninth digit in a synchronized way for all the operators, with standardized communication to avoid adjustment difficulties for users.

Following the July 29, 2012 deadline, 8-digit calls will still be completed for a 90-day period, to allow networks and users to adapt.  Gradually there will be interceptions and users will receive messages with guidance on how to dial.  After this transition period, calls dialed with 8 digits will no longer be completed.

Anatel Administrative Proceedings

Under the terms of the its PCS authorization, TIM Celular implemented mobile personal telecommunications coverage for the assigned area, as did Intelig and TIM Fiber in accordance with their STFC and SCM authorizations, respectlly.Under such term of authorization, TIM Celular is required to operate in accordance with the quality standards established by Anatel.  If it fails to meet the minimum quality standards required, TIM Celular, Intelig and TIM Fiber are subject to Obligation Non-Compliance Determination Procedures (“PADO”) and applicable penalties.  Anatel has brought administrative proceedings against TIM Celular for (1) noncompliance with certain quality service indicators; and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations.  In its defense before Anatel, TIM Celular attributed the lack of compliance to items beyond its control and not related to its activities and actions.  We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

C.	Organizational Structure

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries TIM Celular (headquarters located in the State of São Paulo), and Intelig (headquarters located in the State of Rio de Janeiro).

The following chart illustrates our current ownership structure:

D.	Property, Plants and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area.  At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment.  As of December 31, 2011, we had 187 mobile switches, 11,336 radio base stations, and approximately 23,396 kilometers in fiber optic cable networks.  We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2011, we owned approximately 201,752 square meters and leased approximately 1,231,486 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 158,777 square meters and owns approximately 70,201 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment.  We plan to invest up to R$9.0 billion in capital expenditures, according to our strategic plan for the years 2011 through 2013.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB.  Our consolidated financial statements included herein as of and for the years ended December 31, 2011, 2010 and 2009 have been audited by PricewaterhouseCoopers Auditores Independentes.  The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report.

Our first financial statements prepared in accordance with IFRS were those as of and for the year ended December 31, 2010, which contain comparative amounts related to year ended December 31, 2009, also prepared under IFRS.  These financial statements were filed with the CVM and made publicly available in Brazil.

Our summary financial data prepared in accordance with IFRS is not comparable with our summary financial data prepared in accordance Brazilian GAAP and presented in previous annual reports on Form 20-F.

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2011, 2010 and 2009 included in this annual report that have been prepared in accordance with IFRS, issued by IASB as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

Factors Affecting the Comparability of our Results of Operations

Merger of TIM Nordeste S.A. into TIM Celular

On October 30, 2009, our Board of Directors approved the corporate reorganization of our subsidiaries, whereby TIM Nordeste S.A. would be merged into TIM Celular.  On December 17, 2009 Anatel granted approval of this proposal through Decision No. 7,477, and on December 31, 2009, the shareholders of TIM Nordeste S.A. and of TIM Celular S.A. approved the reorganization at their respective Extraordinary General Meetings.

The purpose of this reorganization was to optimize our organizational structure by further consolidating and rationalizing our businesses and operations by leveraging tax and financial synergies and cutting costs associated with maintaining separate legal entities.  There was no impact on our financial statements prior to 2009.

Acquisition of Holdco/Intelig

At a meeting of our Board of Directors on April 16, 2009, we executed a Merger Agreement with Holdco, a subsidiary of JVCO, pursuant to which through a merger of Holdco into us, we would acquire indirect control of Intelig.  Anatel approved the merger on August 11, 2009 in Decision No. 4634, and decided to eliminate the overlapping geographic licenses held by TIM Celular and STFC within 18 months.

On December 30, 2009, our shareholders approved the merger of Holdco into TIM Participações.  As a result of this operation, we issued 127,288,023 shares (43,356,672 common and 83,931,352 preferred) for a book value of R$516.7 million to JVCO.  The acquisition date fair value of the consideration transferred totaled R$739.7 million. Holdco’s assets and liabilities acquired were, respectively, R$517.1 million and R$0.4 million as of November 30, 2009.

The results of Intelig’s operations were not included in the 2009 consolidated financial statements since the acquisition date was December 30, therefore only the balance sheet was consolidated.  Intelig is a provider of long distance and fixed line telecommunication services in Brazil.  As a result of the acquisition, we began expanding our long distance and fixed line services in Brazil.

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

As result of the adjustment to fair value of the identified assets acquired and liabilities assumed from Intelig upon the acquisition of the company, the fair value of the net assets purchased totaled R$529.7 million Thus, we concluded that the amount of R$734.0 million, paid upon the acquisition of Intelig on December 30, 2009, exceeded the fair value of the net assets by R$210.0 million.  This surplus was recorded as goodwill and is based on expectations of future profitability of Intelig, supported by the projections prepared by us together with our financial advisers.

If such transaction had occurred as of January 1, 2009, the net revenue and net income for the period ended December 31, 2009, considering the combination of TIM Participações and its subsidiaries with Intelig, would have been R$13,747.0 million and R$801.2 million, respectively.

Public offering of common shares

In September 2011, we publicly offered 200,258,368 newly issued common shares at an offering price of R$8.60 per share.  We received net proceeds of approximately R$1.7 billion in the offering, which were used to develop and expand our network infrastructure.  Our controlling shareholder acquired approximately 63% of our common shares issued in the offering.

Acquisition of AES Atimus

On July 8, 2011, our wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa S.A. (the AES Group in Brazil) for the purchase of all of AES Elpa S.A.’s equity interests in Eletropaulo Telecomunicações Ltda. and 98.3% of the interest of AES Communications Rio de Janeiro S.A. (the “AES Atimus Acquisition”).  We completed the acquisition on October 31, 2011, after all conditions precedent to the contract were completed and certain regulatory approvals were obtained.  We paid a total of R$1,074,179 and R$447,471, respectively, for each of Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A.  In connection with the acquisition, Eletropaulo Telecomunicações Ltda. changed its corporate name to TIM Fiber SP Ltda., and AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A., and we call the business, collectively, TIM Fiber.

The AES Atimus Acquisition will allow us to expand our operations in the high-speed data communications market, allowing us to offer new products to our customers, as well as providing a reduction in infrastructure rental cost, and helping us obtain significant synergies related to the fiber optic network.

Our financial statements for the year ended December 31, 2011, included net revenues of R$22,594 and a loss of R$19,406 relating to the businesses acquired in the AES Atimus Acquisition for the period from November 1, 2011 to December 31, 2011.

In the year ended December 31, 2011, we incurred R$15 million in costs attributable to the AES Atimus Acquisition, which are recorded under general and administrative expenses.

The table below summarizes the amount paid to acquire control of the companies in the AES Atimus Acquisition, as well as the amounts provisionally established as identified assets and liabilities assumed at the acquisition date, as well as the fair value of the acquisition of non-controlling interest at the acquisition date:

Provisional Amounts
Eletropaulo Telecomunicações Ltda.	AES Communications Rio de Janeiro S.A.
(thousands of reais)
Cash and cash equivalents	1,074,179	447,471
Fair value of non controlling interest acquired

Total Consideration	1,074,179	445,409

Amounts recorded, identified assets and liabilities assumed
Cash and cash equivalents	15,477	3,496
Financial assets valued at fair value through income	1,170
Accounts receivable	19,868	18,156
Tax credits	22,064	18,227
Court deposits	501	63
Other assets	374	334
PP&E	164,198	120,639
Intangible	9,196	2,941
Loans and financing	(67,619)	(22,024)
Suppliers	(6,779)	(6,063)
Labor obligations	(5,514)	(3,391)
Tax obligations	(21,671)	(18,336)
Other liabilities	(5,973)	(1,933)
Contingencies	(11)	(472)

Total of identified assets net	125,281	111,637

Goodwill	948,898	343,772

On November 27, 2011, as provided for in the acquisition agreement, our subsidiary TIM Celular made an extension of the tender offer to non-controlling shareholders at the same price per share paid to the former controlling shareholders of businesses that now constitute TIM Fiber.  As a result, for purposes of calculating the balances involved in the business combination, we consider the acquisition of 100% of AES Communications Rio de Janeiro S.A. and an additional financial liability of R$7,938 recorded to reflect the tender offer to non-controlling shareholders.

Because the AES Atimus Acquisition was concluded toward the latter part of the year, based on information currently available, it is not possible to determine with reasonable certainty the existence of any additional assets, liabilities and contingent liabilities at fair value that should be recorded as part of the business combination, so this evaluation process will be completed during 2012 and any adjustments to the financial statements of businesses acquired and to our consolidated financial statements will be recorded retroactively, as required by IFRS 3.  The deadline for completing these assessments and also for possible identification and valuation of new assets and liabilities that may be allocated in the process of the business combination, is October 31, 2012.

Since this is a complex evaluation, we focused our efforts on identifying the main factors for completing the AES Atimus Acquisition and, as mentioned above, the main factors were the possibility of increasing product offerings in the corporate segment and the launch of residential broadband service, which we believe represents an opportunity for us to obtain a return on assets purchased in excess of the return currently earned by these businesses, and therefore are not allocated to any specific assets and liabilities, thus being recorded as goodwill.  Based on management’s assessment, the value of the purchase price premium is substantially composed of synergies, cost reductions and expected future profitability.

In relation to goodwill registered, even though the process of accounting for business combinations and the determination of goodwill have not yet been completed, TIM Celular made a general provisional analysis of these values at December 31, 2011, based the business plan that supported the acquisition and concluded that there is no need to recognize an impairment loss.

Critical Accounting Policies

Critical accounting policies are those that are important to the presentation of our financial condition and results of operations and require management’s most subjective, complex judgments, often requiring management to make estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increases, those judgments become more complex.  We base our estimates and assumptions on historical experience, industry trends or other factors that we believe to be reasonable under the circumstances. Actual results may vary from what we anticipate, and different assumptions or estimates about the future could change our reported financial results.  In order to provide an understanding about how our management has estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below.  We describe our significant accounting policies, including the ones discussed below, in note 5 to our consolidated financial statements.

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment are stated at cost of acquisition or construction.  Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets.  See note 5(a) to our consolidated financial statements.  We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments.  We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due).  The provision for doubtful accounts for 2011 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible.  These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectability of accounts.  The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.
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

The taxable income projections used in determining the recoverability of our deferred tax assets as of December 31, 2009 were derived from our 2010-2012 Industrial Plan. At that time, our Industrial Plan forecasted our income for the following three fiscal years, with assumptions reflecting conditions we expected to exist and the course of actions we expect to take.  Based on the three-year projections included in the Industrial Plan, we projected income out for a further seven years (i.e. to 2019). However, we did not extend the Industrial Plan projections beyond the basic three years for the valuation allowance of our deferred tax assets because we believe that the uncertainties described below made any extension of our projections difficult to support at the more likely-than-not level, required for projections in this context.  We limited our projections to three years in determining the amount of the valuation allowance for deferred tax assets at December 31, 2009.

The principal uncertainties underlying our decision to limit the projections to three years at December 31, 2009 were:

•	TIM Celular had a history of losses.

•	at the end of 2009, Brazil was expecting a presidential election in 2010, generating uncertainties in relation to longer future projections and taxation.

•
at the end of 2009, the economy was still recovering from the worldwide financial crises, generating a strong level of uncertainties in longer term future projections.  In addition, we believed there was significant uncertainty regarding the Brazilian economy, including with respect to domestic inflation and commodities prices.

•
in 2009, compared to 2008, the subsidiary TIM Celular did not experience growth in revenues and had a modest growth in profitability.  Further, as described before in this Form, the Company lost approximately five hundred thousand clients from its average post-paid customer during 2009 when compared to 2008, and had a deterioration in its brand awareness and customers satisfaction. As a result, substantial efforts were made to turn around the Company (including the subsidiary TIM Celular) starting in the second half of 2009, including: (1) a substantial change in management (e.g. CEO, COO, CTO); (2) re-launching of the strategy and positioning of TIM in the market; (3) new and innovative services and products (“Infinity” and “Liberty”).

In addition to the above uncertainties, we also considered the inherent subjectivity of the positive evidence underlying our projections of future taxable income, such as the expectation that new management and a new business plan at TIM Celular would lead to a turnaround at that business.  In evaluating the negative and positive evidence in assessing the likelihood of predicable earnings after 2012, we believed that the negative evidence outweighed the positive evidence.  As a result, of all of the foregoing, we believed that the valuation allowance as at December 31, 2009 was necessary because our projections showed that the deferred tax assets were not recoverable to the extent of the allowance.

By the end of 2010, TIM Celular had clear evidence of the success of the strategy implemented during 2009. Accordingly, our actual 2010 results were significantly better than those we considered in our projections prepared in the end of 2009.  The main positive factors that lead TIM Celular to better results were:

•
2010 final customer base of 51 million, showing an additional 4.6 million in new customers when compared to the projected customer base.  Revenues were higher by approximately R$200 million in comparison to projected revenues;

•
efficiency plans effectiveness.  During 2010, our costs and expenses were lower by approximately R$250 million in comparison to the projected amounts, partially due to cost saving programs and partially due to synergies from Tim Nordeste merging process;

•	success of the new products (“Infinity” and “Liberty”) launched during 2009;

•	progressive exit from offering handset subsidies;

•
significant reduction of handsets classified as property, plant and equipment (handsets owned by the Company and provided free of charge to corporate customers) with consequent reduction in depreciation (actual depreciation amount in 2010 was lower by R$300 million in relation to projected depreciation);

•	increase in cash generation, resulting in reduced indebtedness and lower net financial expenses (financial expenses were approximately R$100 million lower than the expected in the projections).

Considering the reduction in the uncertainties we had at the end of 2009, we updated our business plan for years 2011-2013 and subsequent projections and we believe future income generation will be higher than we expected in the end of 2009.  Based on the expected taxable income to be generated in future years and the growing stability of the economy after the uncertainty in 2009, at the end of 2010 we released in its entirety the valuation allowance for tax loss carryforwards related to our subsidiary TIM Celular that was recorded at December 31, 2009.

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

Contingent Liabilities

The accrual for a contingency involves considerable judgment to be performed by management. A contingency is “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.”

We are subject to various claims, including regulatory, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business.  We adopted the policy of analyzing each proceeding and making a judgment as to whether a loss is probable, possible or remote.  We account for accruals when we determine that losses are probable and can be reasonably estimated.  Our judgment is always based on the opinion of our external legal advisors. Accrual balances may be adjusted to account for changes in circumstances relating to ongoing matters and we may establish additional accruals for new matters.  While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

Revenue Recognition and Customer Incentive Programs

Revenues are recorded when services are rendered. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed.  These estimates, which are based primarily upon unbilled minutes of use, could differ from our actual calculation.  See note 4(u) to our consolidated financial statements.

Political, Economic, Regulatory and Competitive Factors

The following discussion should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates.  See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations have also been, and are expected to continue to be, affected by the political and economic environment in Brazil.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

•	government policy and changes in the regulatory environment in Brazil;

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to integrate acquired businesses and implement operational efficiency;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	our ability to integrate companies and assets that we acquire; and

•	the effect of exchange rate fluctuations.

Overview

In 2011, the recovery of the global economy stalled due to the fiscal crises internationally, primarily in Europe and the United States. After excessive government spending to stimulate economic growth following the 2008 recession, many developed countries exhausted their public resources and as a result, economic growth decelerated.  Unlike in 2010 when the 2008 and 2009 international financial and economic crisis did not have a significant impact on economic growth in Brazil, in 2011, economic growth in Brazil also decelerated, reaching just 2.7% annual growth.  Nevertheless, the domestic market remains strong and consumption is on pace with recent growth, which is also affecting inflation.

The Brazilian consumer price index, the IPCA, increased 6.5% in 2011, the highest increase since 2004, and in excess of the Central Bank’s inflation target of 4.5%, though just within the upper limit of the 2% margin considered acceptable by the government.  Despite inflationary pressure, the Central Bank has begun implementing an easing of monetary policy on the premise that the slowdown in global economic growth will help ease inflation.

Monetary policy from the Central Bank passed through two distinct phases during 2011. At the beginning of the year, when inflation was greater as a consequence of concerns for a slowdown in economic growth, the Central Bank maintained the restrictive monetary policies it had initiated in 2010, increasing the basic interest rate from 10.75% per annum to 12.50% per annum.  From August onward, however, with the decline in financial and economic conditions globally, particularly with sovereign credit downgrades in Europe and the United States, the Central Bank began to concern itself more with increasing domestic output and the Central Bank began implementing an easing of monetary policy, reducing the basic interest rate by 1.5 percentage points to finish 2011 at 11.00% per annum.

Insofar as domestic demand is concerned, economists expect that consumption will continue to expand due to a record-low unemployment rate, wage increases, availability of consumer credit and the ongoing economic recovery.  The balance of fixed assets is also expected to grow based on the growth in industrial output.

The Brazilian current account closed the year with a deficit of U.S.$52.6 billion or 2.12% of the GDP, an increase in the deficit from 2010 when the deficit reached U.S.$47.3 billion.  The 2011 deficit was the highest recorded since the Central Bank began recording this metric in 1947.  The main reason for the result was in the services sector, mainly an incraese in remittance of profits offshore.  On the other hand, direct external investments totaled U.S.$66.7 billion, counterbalancing the capital outflow of the current account.

Foreign exchange rates were also marked by two periods this year.  In the first half of the year, the strong flow of foreign currency put pressure on the value of the U.S. dollar with the real/U.S. dollar exchange rate reaching its lowest level since 1999. However, from August onward, the worsening of the global fiscal crisis led investors to take shelter in the security of the U.S. dollar, causing it to appreciate against the real.  By December 31, 2011, the U.S. dollar had appreciated 12.6% versus the real, reaching an exchange rate of R$1.88 per U.S. dollar.

Driven by the increase of 37.4% in direct external investment, the 2011 balance of payments registered a surplus of U.S.$58.6 billions.  The number represents a 19.4% increase as compared to the surplus of U.S.$49.1 billions registered in 2010.

After the expansion of government expenditures and decrease in government surplus in 2010, which was influenced by the electoral year, the government surplus increased.  In 2011, the accumulated surplus reached R$93.5 billion, as compared to R$78.8 billion accumulated in 2010, an increase of 18.7% . As a share of GDP, government expenditures rose from 2.15% in 2010 to 2.28% in 2011.

The Brazilian mobile market reached 242.2 million lines nationwide at the end of December 2011, corresponding to a penetration ratio of 123.4% (compared to 104.7% in 2010) and an annual growth rate of 19.4% (compared to 16.7% in 2010).  Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. According to Anatel, mobile market net adds reached 13.1 million in 2011 which represents a 31.7% upturn from 2010.  Pre-paid subscribers cotinue to represent the greatest part of total subscriber base, reaching 81.8% by the end of 2011.

Our subscriber base ended 2011 with 64.1 million clients, a 25.6% increase from 2010, corresponding to a market share of 26.5%, while the service revenues share, our primary focus, reached 89.7% in 2011.  The pre-paid segment reached 54.8 million (a 25.8% increase from 2010) while the post-paid segment stood at 9.3 million users in the year (a 24.4% increase from 2010). With regard to client mix, post-paid clients accounted for 14.5% of the total subscriber base, compared to 14.6% from 2010, largely impacted by the increase of the pre-paid base.  In 2011, we added 13.1 million customers, up from 9.9 million in 2010.  The increase reflects our success with the “Infinity” and “Liberty” plans.  Our ARPU (average revenue per user) registered R$21.4 in 2011.  On a yearly basis, ARPU dropped 9.8% which is partially attributed to an increase in the pre-paid segment (where the market growth is concentrated), and a lower incoming MOU.

ARPU is a key performance indicator which is calculated by the ratio between total net service revenue per average customer base per month.  In 2011, our average customer base, calculated as the simple mean of monthly averages, increased 25.4% to 56.7 million, compared to 45.2 million customers in 2010.

The following table shows the total average number of customers during 2011, 2010 and 2009.

	Year ended December 31,
	2011	2010	2009
	(in thousands of users)
Average number of customers using post-paid plans(1)	8,173	6,916	6,285
Average number of customers using pre-paid plans(1)	47,990	37,895	31,709
Total number of customers(1)	56,163	44,811	37,994

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year.

A.	Operating Results

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2011, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2011	2010	2009	2011 – 2010	2010 - 2009
Net Operating Revenues	17,085,977	14,457,450	13,158,134	18.2%	9.9%
Cost of services and goods	(8,561,433)	(7,305,767)	(6,672,369)	17.2%	9.5%
Gross profit	8,524,544	7,151,683	6,485,765	19.2%	10.3%
Operating expenses:
Selling expenses	(4,845,712)	(4,494,608)	(4,436,751)	7.8%	1.3%
General and administrative expenses	(963,394)	(1,008,694)	(1,033,438)	(4.5)%	(2.4)%
Other operating expenses	(647,996)	(448,247)	(462,114)	44.6%	(3.0)%
Total operating expenses	(6,457,102)	(5,951,549)	(5,932,303)	8.5%	0.3%
Operating income before financial results	2,067,442	1,200,134	553,462	72.3%	116.8%
Net financial income	(238,858)	(245,457)	(245,115)	(2.7)%	0.1%
Operating income before interest	1,828,584	954,677	308,347	91.5%	209.6%
Income and social contribution tax benefit	(547,356)	1,257,038	33,026	(143.5)%	3706.3%
Net income	1,281,228	2,211,715	341,373	(42.1)%	547.9%
Results of Operations for the Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Operating revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in note 26 to our consolidated financial statements and discussed below.  We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2011 and 2010:

Statement of Operations Data: Operating Revenues	Year ended December 31,		Percentage change
	2011	2010	2011 - 2010
	(in million of reais)
Monthly subscription charges and usage charges	10,264.7	8,912.0	15.2%
Fixed services	1,525.4	1,281.2	19.1%
Interconnection charges	3,849.4	3,679.4	4.6%
Long distance charges	3,181.2	2,374.3	34.0%
Value added services	3,166.4	2,241.5	41.3%
Other service revenues	229.83	272.9	(15.8)%
Gross operating revenues from services	22,217.1	18,761.4	18.4%
Value added and other taxes relating to services	(4,861.3)	(4,143.6)	17.3%
Discounts on services	(2,002.5)	(1,046.2)	91.4%
Net operating revenues from services	15,353.2	13,571.6	13.1%
Sales of cellular handsets and accessories	2,540.5	1,557.9	63.1%
Value added and other taxes on handset sales	(524.0)	(332.2)	57.7%
Discounts on handset sales	(283.7)	(339.8)	(16.5)%

Our gross service revenue for the year ended December 31, 2011 was R$22,217 million, representing a 18.4% increase from R$18,761 million in the year ended December 31, 2010, mainly due to the growth in our customer base and consistently solid revenues from value added services.  The gross handset revenue for the year ended December 31, 2011 was R$2,541 million, a 63.1% growth over R$1,557.9 for the year ended December 31, 2010, resulting from a greater mix of products in handset sales and growth in sales volume.  Gross revenues for the year ended December 31, 2011 totaled R$24.8 billion, a 21.8% increase from the year ended December 31, 2010.

Net operating revenues increased 18.2% to R$17,086 million in the year ended December 31, 2011 from R$14,457.5 million in the year ended December 31, 2010.

Monthly subscription charges and usage charges

Revenue from monthly subscription charges and usage charges was R$10,264.7 million in the year ended December 31, 2011, a 15.2% increase from R$8,912.0 million in the year ended December 31, 2010, due primarily to subscriber growth of 25.6%, which resulted in significantly higher outgoing voice traffic.

The total average monthly MOU for 2011 and 2010 were as follows:

	Year ended December 31,
	2011	2010
Average incoming MOU	13	16
Average outgoing MOU	115	100
Average total MOU	129	116

Fixed Services

Revenue from fixed services was R$1,525.4 million in the year ended December 31, 2011, a 19.1% increase from R$1,281.2 million in December 31, 2010, mainly due to improvements in the Intelig business, which underwent a rebranding project and launched a new line of corporate offerings.

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks.  Our interconnection revenues were R$3,849.4 million in the year ended December 31, 2011, a 4.6% increase from R$3,679.4 in 2010.  Though there was subscriber growth in the business, this increase was mainly attributable to the contribution of the Infinity Torpedo offer, which provides customers unlimited SMS texting to any mobile operator, resulting in an increase in the number of SMS messages sent and received on our network, and Infinity Mais, an offer that charges customers R$0.50 cents per call to a fixed number, resulting in an increase in traffic from fixed lines towards mobile phones.  Interconnection as a percentage of total gross revenues of services stood at 18.6% in the year ended December, 2010.

Long distance charges

Revenues from long distance charges increased 34.0% to R$3,181.2 million in the year ended December 31, 2011 from R$2,374.3 million in the year ended December 31, 2010 reflecting post-paid traffic following post-paid growth in the customer base.  In addition, long distance revenues were positively impacted by traffic migration from Intelig’s CSP 23 to TIM’s CSP 41.

Value-added services

Value-added service revenues increased 41.3% to R$3,166.4 million in the year ended December 31, 2011 from R$2,241.5 million the year ended December 31, 2010, principally due to an increase in smartphone and webphone penetration among our customer base, using both voice and data services, and an expansion of products and services.

Value-added services include short messaging services (SMS), multimedia message services (MMS), data transmission, downloads (wallpaper and ringtones), television access, voicemail and chat.  SMS revenues represent a significant portion of our total value-added service revenues.  Data transmission, supported by our 3G network, is also a key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, enhancing our smartphone portfolio, including through the addition of the iPhone 3GS and iPhone 4, and promoting our mobile broadband service through TIM web broadband.

Other service revenues

Revenues from other services decreased 15.8% to R$229.8 million in the year ended December 31, 2011 from R$272.9 million in the year ended December 31, 2010. This was mainly due to the decrease in contract cancellation fees as less customers are cancelling the service.

Sales of mobile handsets

Sales of mobile handsets increased 63.1% to R$2,540.5 million in the year ended December 31, 2011 from R$1,557.9 million registered in the year ended December 31, 2010.  This was mainly attributable to an increased mix in handset sales, with over 60% of total sales comprised of smartphones or webphones as compared to approximately 30% in 2010.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%.  ICMS is also the principal tax on sales of handsets, which is imposed at a rate between 7% and 17%.  See “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues operating relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales was R$5,385.3 million in the year ended December 31, 2011 compared to R$4,475.8 million in the year ended December 31, 2010, an increase of 20.3%.

Discounts on services and handset sales increased 64.9% to R$2,286.2 million in the year ended December 31, 2011 compared to R$1,386 million in the year ended December 31, 2010. This was mainly attributed to discounts offered on voice plans.

Costs of services and goods

Costs of services and goods increased by 17.2% to R$8,561.4 million in the year ended December 31, 2011 from R$7,305.8 in the year ended December 31, 2010, mainly due to a significant increase in handset sales and, as a result, the cost of handsets and accessories sold.  The following table shows the components of costs of services and goods for each of the periods indicated.

Statement of Operations Data: Costs of services and goods	Year ended December 31,		Percentage change
	2011	2010	2011 - 2010
	(in million of reais)
Depreciation and amortization	(1,715.2)	(1,994.2)	(14.0)%
Interconnection expenses	(4,133.0)	(3,603.0)	14.7%
Circuit leasing and related expenses	(234.9)	(242.9)	(3.3)%
Materials and services	(324.1)	(337.0)	(3.8)%
Personnel	(40.3)	(58.4)	(31.0)%
FISTEL tax and other	(51.5)	(44.2)	16.4%
Total cost of services	(6,498.9)	(6,279.7)	3.5%
Cost of handsets and accessories sold	(2,062.6)	(1,026.1)	101.0%
Total cost of services and goods	(8,561.4)	(7,305.8)	17.2%

Depreciation and amortization

Depreciation and amortization expenses decreased 14.0% to R$1,715.2 million in the year ended December 31, 2011 from R$1,994.2 million in the year ended December 31, 2010, mainly due to the decrease in capitalization of handsets as a result of our policy to no longer subsidize handset sales.

Interconnection expenses

Interconnection expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks.  Interconnection costs increased 14.7% to R$4,133.0 million in the year ended December 31, 2011 from R$3,603.0 million in the year ended December 31, 2010, mainly due to the increase in outgoing minutes as our subscriber base increased significantly, and Infinity Torpedo, which stimulates SMS usage on a pay-per-day basis for pre-paid customers.

Circuit leasing and related expenses

Circuit leasing and related expenses represent lease payments to fixed carriers for the use of circuits, interconnecting our network and transporting our customer traffic through third-parties fixed infrastructure.  Circuit leasing and related expenses decreased 3.3% in the year ended December 31, 2011 to R$234.9 million from R$242.9 million in the year ended December 31, 2010, mainly due to the acquisition of TIM Fiber which allowed us to decrease our rental expenses of fiber optic networks.

Materials and services

Materials and services costs were R$324.1 million in the year ended December 31, 2011, decreasing 3.8% from R$337.0 million incurred in the year ended December 31, 2010, mainly due to a decrease in maintenance costs as a result of cost control measures implemented during the period.

Personnel

Personnel costs decreased 31.0% to R$40.3 million in the year ended December 31, 2011 from R$58.4 million in the year ended December 31, 2010.  The decrease was due principally to the allocation of certain employees to certain infrastructure projects for which the related costs (including personnel expenses) were capitalized.  During

2011, there has been a 16.4% increase in our number of employees, from 9,081 in the year ended December 31, 2010 to 10,562.

FISTEL tax and other

FISTEL tax and other costs increased 16.4% to R$51.5 million in the year ended December 31, 2011 from R$44.2 million in the year ended December 31, 2010, due to the 25.6% increase in our customer base.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2011 was $2,062.6 million, representing a 101.0% increase from R$1,026.1 million in the year ended December 31, 2010.  This growth is attributable to a 147.0% increase in the number of handsets sold in 2011 as compared to 2010.

Gross profit margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross profit	Year ended December 31,		Percentage change
	2011	2010	2011 - 2010
	(in million of reais)
Net operating revenues from services	15,353.2	13,571.6	13.1%
Cost of services	(6,498.9)	(6,279.7)	3.5%
Gross profit from services	8,854.3	7,291.9	21.4%
Net operating revenues from sales of cellular handsets and accessories	1,732.7	885.8	95.6%
Cost of goods	(2,062.6)	(1,026.1)	101.0%
Gross loss from sales of cellular handsets and accessories	(329.8)	(140.3)	135.1%
Gross profit	8,524.5	7,151.7	19.2%

Our gross profit margin from services (gross profit as a percentage of net service revenues) increased from 53.7% in the year ended December 31, 2010 to 57.7% in the year ended December 31, 2011.

Our negative gross margin for sales of mobile handsets and accessories decreased from negative 15.8% in the year ended December 31, 2010 to negative 19.0% in the year ended December 31, 2011.  This decrease is mainly attributable to a subsidy offered for SIM cards, the impact of foreign exchange rates on our inventories (the cost and balance of which are denominated in U.S. dollars) and the change in the mix of handset sales to smartphones and webphones.

Our overall gross profit margin increased slightly, from 49.5% in the year ended December 31, 2010 to 49.9% in December 31, 2011.  This resulted primarily from decreased amortization costs as a result of our policy not to subsidize handset sales which decreased the depreciation of capitalized handsets.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2011 and 2010:

Statement of Operations Data: Operating expenses	Year ended December 31,		Percentage change
	2011	2010	2011 - 2010
	(in million of reais)
Selling expenses	4,845.7	4,494.6	7.8%
General and administrative expenses	963.4	1,008.7	(4.5%)
Other operating expenses, net	648.0	448.2	44.6%
Total operating expenses	(6,457.1)	(5,951.5)	8.5%

Our total operating expenses increased 8.5% to R$6,457.1 million in the year ended December 31, 2011 from R$5,951.5 million in December 31, 2010, mainly due to the factors described below.

Selling expenses

Selling expenses increased 7.8%, to R$4,845.7 million in the year ended December 31, 2011 from R$4,494.6 million in the year ended December 31, 2010, mainly due to a significant increase in handset sales offset in part by a decrease in the allowance for doubtful accounts from R$310.5 million in the year ended December 31, 2010 to R$231.5 million in the year ended December 31, 2011, as a result of our “go-to-market” approach based on a zero subsidy policy for handset sales and better customer credit scoring.

General and administrative expenses

General and administrative expenses decreased 4.5% to R$963.4 million in the year ended December 31, 2011 from R$1,008.7 million in the year ended December 31, 2010. As a result of the decrease in depreciation and amortization along the period amid the end of the subsidy policy on handsets.

Other operating expenses, net

Other net operating expenses increased 44.6% to R$648.0 million in the year ended December 31, 2011 from R$448.2 million in the year ended December 31, 2010.  This decrease was mainly due to a reassessment in certain tax positions adopted by the Company in relation to FUST and FUNTTEL. The effect of this reassessment amounted to approximately R$70 million.

Net financial expense

We had net financial expense of R$238.9 million in the year ended December 31, 2011, from a net financial expense of R$245.5 million in the year ended December 31, 2010.  The variation is due to an increase in interest on cash and equivalents and a decrease in the cost of debt.

Income and social contribution taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2011 under tax law.  We recorded income and social contribution tax of R$$547.4 million in the year ended December 31, 2011, compared to a positive R$1,257.0 million in the year ended December 31, 2010.  The increase of income and social contribution tax is largely due to a tax credit from a loss carry forward realized in the year ended December 31, 2010 that was not repeated in 2011.

Net income

Our net income in the year ended December 31, 2011 was R$1,281.2 million, representing an decrease of R$930.5 million or 42.1% from a net income of R$2,211.7 million in the year ended December 31, 2010

Results of Operations for the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Operating revenues

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2010 and 2009:

Statement of Operations Data: Operating Revenues	Year ended December 31,		Percentage change
	2010	2009	2010 - 2009
	(in million of reais)
Monthly subscription charges and usage charges	8,912.0	8,068.2	10.5%
Fixed services	1,281.2	89.9	1325.1%
Interconnection charges	3,679.4	4,042.6	(9.0)%
Long distance charges	2,374.3	1,943.1	22.2%
Value added services	2,241.5	1,907.2	17.5%
Other service revenues	272.9	306.0	(10.8)%
Gross operating revenues from services	18,761.4	16,357.0	14.7%
Value added and other taxes relating to services	(4,143.6)	(3,615.4)	14.6%
Discounts on services	(1,046.2)	(542.6)	92.8%
Net operating revenues from services	13,571.6	12,199.0	11.3%
Sales of cellular handsets and accessories	1,557.9	1,717.7	(9.3)%
Value added and other taxes on handset sales	(332.2)	(301.1)	10.3%
Discounts on handset sales	(339.8)	(457.4)	(25.7)%

Our gross service revenue for the year ended December 31, 2010 was R$18,761.4 million, representing a 14.7% increase from R$16,357.0 million in the year ended December 31, 2009, mainly due to the acquisition of Intelig, which significantly boosted our fixed services revenues in 2010, as well as organic growth.  This increase primarily reflected a strong increase in our long distance charges (22.2% up from the year ended December 31, 2009, due to the Intelig acquisition), fixed service charges (1,325.1% up from the year ended December 31, 2009, due to the Intelig acquisition), and value added services (17.5% up from the year ended December 31, 2009). All of these increases reflect a significant increase in our client base to over 50 million customers.  The gross handset revenue for the year ended December 31, 2010 was R$1,557.9 million, a 9.3% decrease over R$1,717.7 for the year ended December 31, 2009, resulting from a client acquisition approach focused mainly on discounted services, rather than discounted handsets.  Gross revenues for the year ended December 31, 2010 totaled R$20,319.3 billion, a 12.4% increase from the year ended December 31, 2009.

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

Monthly subscription charges and usage charges

Revenue from monthly subscription charges and usage charges was R$8,912.0 million in the year ended December 31, 2010, a 10.5% increase from R$8,068.2 million in the year ended December 31, 2009, due primarily to the increase in the proportion of post-paid subscribers.

The total average monthly MOU for 2010 and 2009 were as follows:

	Year ended December 31,
	2010	2009
Average incoming MOU	16	21
Average outgoing MOU	100	62
Average total MOU	116	83

Fixed Services

Revenue from fixed services was R$1,281.2 million in the year ended December 31, 2010, an increase from R$89.9 million in December 31, 2009, mainly due to the acquisition of Intelig.

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks.  Our interconnection revenues were R$3,679.4 in the year ended December 31, 2010, a 9.0% decrease from R$4,042.6 in 2009.  Despite subscriber growth, this decrease was mainly attributable to a significant volume of in-network calls stimulated by our new subscription plans and a trend of reduced fixed to mobile traffic.  Interconnection as a percentage of total gross revenues of services stood at 19.6% in the year ended December 31, 2010 compared to 24.7% in the year ended December, 2009.

Long distance charges

Revenues from long distance charges increased 22.2% to R$2,374.3 million in the year ended December 31, 2010 from R$1,943.1 million in the year ended December 31, 2009.  This increase was a result of our efforts to facilitate the use of our long distance service through lower cost service packages such as Liberty and Infinity.

Value-added services

Value-added service revenues increased 17.5% to R$2,241.5 million in the year ended December 31, 2010 from R$1,907.2 million the year ended December 31, 2009, principally due to an increase in our customer base, both in voice and data, and an expansion of products and services.

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

Sales of mobile handsets

Sales of mobile handsets decreased 9.3% to R$1,557.9 million in the year ended December 31, 2010 from R$1,717.7 million registered in the year ended December 31, 2009.  This was mainly attributable to our strategy of SIM-only sales.

Value-added and other taxes relating to services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%.  ICMS is also the principal tax on sales of handsets, which is imposed at a rate between 7% and 17%.  See “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.” Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues operating relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales was R$4,143.6 million in the year ended December 31, 2010 compared to R$3,615.4 million in the year ended December 31, 2009, an increase of 14.6% partly due to the acquisition of Intelig.

Discounts on services and handset sales increased 38.6% to R$1,386 million in the year ended December 31, 2010 compared to R$1,000 million in the year ended December 31, 2009.  This increase was primarily due to the acquisition of Intelig and an effort to acquire and maintain clients based on innovation and premium services, rather than discounts.

Costs of services and goods

Costs of services and goods increased by 9.5% to R$7,305.8 in the year ended December 31, 2010 from R$6,672.4 in the year ended December 31, 2009, mainly due to the acquisition of Intelig, as well as organic growth.  Cost of handsets and accessories sold increased 10.9% in the year ended December 31, 2010 due largely to campaigns to stimulate purchases of the TIM Chip alone, and the appreciation of the Brazilian real.  The following table shows the components of costs of services and goods for each of the periods indicated, as well as the percentage changes.

Statement of Operations Data: Costs of services and goods	Year ended December 31,		Percentage change
	2010	2009	2010 – 2009
	(in million of reais)
Depreciation and amortization	(1,994.2)	(1,816.0)	9.8%
Interconnection expenses	(3,603.0)	(3,351.8)	7.5%
Circuit leasing and related expenses	(242.9)	(166.0)	46.3%
Materials and services	(337.0)	(315.6)	6.8%
Personnel	(58.4)	(60.8)	(3.9)%
FISTEL tax and other	(44.2)	(37.0)	19.5%
Total cost of services	(6,279.7)	(5,747.2)	9.3%
Cost of handsets and accessories sold	(1,026.1)	(925.2)	10.9%
Total cost of services and goods	(7,305.8)	(6,672.4)	9.5%

Depreciation and amortization

Depreciation and amortization expenses increased 9.8% to R$1,994.2 million in the year ended December 31, 2010 from R$1,816.0 million in the year ended December 31, 2009, mainly due to the acquisition of Intelig.  The increase in depreciation expenses was due largely to efforts by the Company to expand and improve its network and information technology infrastructure.

Interconnection expenses

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

Personnel

Personnel costs decreased 3.9% to R$58.4 million in the year ended December 31, 2010 from R$60.8 million in the year ended December 31, 2009.  The decrease was due principally to corporate restructuring, implementing a new administrative and commercial structure that led to headcount adjustment.  During 2010, there was a 1.6% decrease in our number of employees, from 9,231 in the year ended December 31, 2009 to 9,081 in the year ended December 2010.

FISTEL tax and other

FISTEL tax and other costs increased 19.8% to R$44.2 million in the year ended December 31, 2010 from R$37.0 million in the year ended December 31, 2009, due to larger client base during 2010.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2010 was R$1,026.1 million, representing a 10.9% of increase from R$925.2 million in the year ended December 31, 2009.  This increase partially attributable to the effects of our campaigns to stimulate the purchase of the TIM chip alone, and the appreciation of the real as most of our handset portfolio is imported.

Gross profit margins

The following table shows our gross profits, as well as the percentage change, from 2009 to 2010:

Statement of Operations Data: Gross profit	Year ended December 31,		Percentage change
	2010	2009	2010 - 2009
	(in million of reais)
Net operating revenues from services	13,571.6	12,199.0	11.3%
Cost of services	(6,279.7)	(5,747.2)	9.3%
Gross profit from services	7,291.9	6,451.8	13.0%
Net operating revenues from sales of cellular handsets and accessories	885.8	959.2	(7.6)%
Cost of goods	(1,026.1)	(925.2)	10.9%
Gross loss from sales of cellular handsets and accessories	(140.3)	34.0	(512.8)%
Gross profit	7,151.7	6,485.8	10.3%

Our gross profit margin from services (gross profit as a percentage of net service revenues) increased from 52.9% in the year ended December 31, 2009 to 53.7% in the year ended December 31, 2010.  The increase was mainly due to a decrease of 15.3% in interconnection expenses during the period while registering significant outgoing traffic increase

Our negative gross margin for sales of mobile handsets and accessories decreased from positive 3.5% in the year ended December 31, 2009 to negative 15.8% in the year ended December 31, 2010.  We changed our subsidy policy, and launched the “TIM Chip Avulso” offer, pursuant to which customers can choose between purchasing a discounted handset up-front, or paying discounted monthly fees for stand alone TIM chip purchases.  This campaign resulted in 50% of our fourth quarter handset sales being subsidy-free.

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

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2010 and 2009:

Statement of Operations Data: Operating expenses	Year ended December 31,		Percentage change
	2010	2009	2010 - 2009
	(in million of reais)
Selling expenses	4,494.6	4,436.8	1.3%
General and administrative expenses	1,008.7	1,033.4	(2.4)%
Other operating expenses, net	448.2	462.1	(3.0)%
Total operating expenses	5,951.5	5,932.3	0.3%

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

Income and social contribution taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2010 under tax law.  We recorded income and social contribution tax of R$1,257.0 million in the year ended December 31, 2010, compared to R$33.0 million in the year ended December 31, 2009.  The positive impact is largely related to the release in its entirety of the valuation allowance for tax loss carryforwards related to our subsidiary TIM Celular in the end of 2010, reflecting a better judgment for utilization of such tax credit following expected improvements on earnings.

Net income

With the impact of the tax credit, our net income in the year ended December 31, 2010 was R$2,211.7 million, compared to net income of R$341.4 million in the year ended December 31, 2009, due primarily to the acquisition of Intelig.

B.	Liquidity and Capital Resources

We expect to finance our capital expenditures and other liquidity requirements for 2012 and 2013 with operating revenue, renewals of maturing indebtedness and new financing to be obtained from financial institutions.

In 2011, TIM Celular disbursed new loans totaling R$743 million from (1) BNDES, for an amount of R$370 million; (2) Bank of America, for an amount of R$200 million equivalent to U.S.$120 million; and (3) JPMorgan, for an amount of approximately R$173 million equivalent to U.S.$100 million.  TIM Celular also extended the maturity of the credit agreement with Santander in the total amount of R$350 million for an additional eighteen months, which was scheduled to mature in part in April 2011 and in part in June 2011.

In October 2011, TIM Celular purchased 100% of Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) and 98.26% of AES Communications Rio de Janeiro S/A. (now denominated TIM Fiber RJ S/A).  These companies had outstanding indebtedness with Itaú in the amount of R$90 million.

In December 2011, TIM Celular signed a new finance contract with European Investment Bank for €100 million.  We expect funds from this loan to be disbursed in 2012.

TIM Celular has an outstanding facility in the amount of R$147 million to be disbursed from BNDES. We expect funds from this loan to be disbursed in 2012.

The terms of our long term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt.  We are currently not, and do not expect to be, in breach of any material covenant of our debt instruments that would be construed as events of default under their terms.

In 2012, we plan to complete our financing needs through our current long-term facilities and partial renewal of short-term debt.

Sources of Funds

Cash from operations

Our cash flows from operating activities were R$4,129 million in the year ended December 31, 2011 compared to R$3,972 million in the year ended December 31, 2010. In the year 2011, the Infinity and Liberty Plans consolidated their position as market leaders within the plans which use the unlimited calls concept. Separately analyzing the adjusted results, this contributes to generate R$5,060 million positive cash flows.

On the other hand, we had variations in our operational assets and liabilities which decrease our cash from operation. The main variations of assets and liabilities were:

•	Increase of accounts receivable in the amount of R$783 million;

•	Increase in recoverable taxes in the amount of R$377 million; and

•	Increase in accounts payable to suppliers in the amount of R$574 million.

Another item that had a relevant impact in the cash flow from operations was the contingency area. We have paid R$186 million in judicial deposits and R$172 million to settle contingencies.

Financial Contracts

We and our subsidiaries are parties to the financial contracts described below.  With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations.

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million.  The amount outstanding as of December 31, 2011, including accrued interest, was R$1.7 million.  The agreement, which matures on June 28, 2012, bears interest in the rate of 10.0% per annum.  In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount.  The guarantee agreement executed by TIM Celular and Banco Bradesco S.A. provides for the issuance of a R$30 million promissory note by TIM Celular with TIM Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million.  The amount outstanding as of December 31, 2011, including accrued interest, was R$19 million.  The agreement, which matures on April 29, 2013, and bears interest at a rate of 10.0% per annum.  In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount.  The guarantee agreement executed by TIM Celular and Banco Bradesco S.A. provides for the issuance of a R$128.0 million promissory note by TIM Celular with TIM Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of June 28, 2004, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million.  The amount outstanding as of December 31, 2011, including accrued interest, was R$8.3 million.  The agreement, which matures on June 28, 2012, bears interest in the rate of 10.0% per annum.  In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount.  The guarantee agreement executed by TIM Celular and Banco Bradesco S.A. provides for the issuance of a R$149.8 million promissory note by TIM Celular with TIM Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of January 28, 2008, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67.0 million.  The amount outstanding as of December 31, 2011, including accrued interest, was R$44.8 million.  The agreement, which matures on January 31, 2016, bears interest in the rate of 10.0% per annum.  In connection with this agreement, Banco Votorantim S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 0.575% per annum of the integral principal amount offered in the Credit Agreement.  The guarantee agreement executed by TIM Celular and Banco Votorantim S.A. provides for the issuance of a R$87.1 million promissory note by TIM Celular.  TIM Participações is not the guarantor in this promissory note.

•
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil as guarantor, in the principal amount of R$1.3 billion.  The agreement, which matures on August 15, 2013, bears the average interest fixed rate of 4.2% plus the TJLP, which was 6% per annum on December 31, 2011.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$364.7 million.

•
Credit Agreement, dated as of October 6, 2009, among BNDES, as lender, TIM Celular and TIM Nordeste (incorporated by TIM Celular), as borrowers, and TIM Participações as guarantor, in the principal amount of R$400 million.  The agreement, which matures on October 15, 2012, bears interest at a fixed rate of 4.82% plus the TJLP, which was 6% per annum on December 31, 2010.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$185.1 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$592.9 million.  The agreement, which matures on July 15, 2017, bears the average interest fixed rate of 2.17% plus the TJLP and the interest rate of 2.62% plus the IPCA which was 7.61% per annum on December 31, 2011.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$610.3 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste (incorporated by TIM Celular), as borrower, and TIM Participações as guarantor, in the principal amount of R$202 million.  The agreement, which matures on July 15, 2017, bears the average interest at a fixed rate of 2.03% plus the TJLP and the interest rate of 2.62% plus IPCA which was 7.61% per annum on December 31, 2011.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$202.8 million.

•
Credit Agreement, dated as of November 19, 2008 and amended on June 29, 2010, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$716.9 million, which R$570 million was already disbursed.  The agreement, which matures on July 15, 2018 bears interest at (1) a fixed rate of 3.62% plus the TJLP or (2) fixed interest rate of 4.5% per annum.  On December 31 2011, the outstanding amount under this credit agreement, including accrued interest, was R$544 million.

•
Credit Agreement, dated as of April 18, 2008, among Santander as lender, and TIM Celular, as borrower, in the principal amount of R$150.0 million.  The agreement, which matured in April 2011, was amended to have its maturity postponed to September 2012 and bears interest at a variable rate of 108% of the CDI interest rate instead of 100%.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$164 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of May 5, 2008, among Santander as lender, and TIM Celular, as borrower, in the principal amount of R$50.0 million.  The agreement, which matured on April 25, 2011, was amended to have its maturity postponed to October 2012 and bears interest at a variable rate of 108% of the CDI interest rate instead of 109,6%.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$54.3 million.  No guarantees were issued under this loan.

•
Several facility agreements contracted under CMN Resolution No. 2,770 (Foreign currency denominated debt already swapped into local floating interest rate denominated currency).  The outstanding amount as of

December 31, 2010 was R$159.3 million, including accrued interest.  The last tranche of which matured on June 2011 was amended to have its new maturity postponed to December 2012, bear an average cost of 108% of the CDI.  No guarantees were issued under these loans.

•
Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A. and TIM Nordeste (incorporated by TIM Celular) S.A., as borrowers and TIM Participações as guarantor, in the total principal amount of €200 million fully disbursed, and fully swapped into local currency, between September 2009 and June 2010.  The total outstanding amount as of December 31, 2011 converted from euros was R$532.1 million, including accrued interest.  The drawings, the last of which matures on June 2017, bear an average cost of 95.32% of the CDI after hedging.  The Guarantee was provided by BBVA Milan Branch and BES Portugal for the principal amount of €200 million.

•
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., borrower and TIM Participações as guarantor, in the total principal amount of U.S.$143.6 million fully disbursed and swapped on January 15, 2009.  The total outstanding amount as of December 31, 2011 converted from U.S. dollars was R$267.8 million, including accrued interest.  The agreement matures on December 2017 and bears an average cost of 95.01% of the CDI after hedging.

•
Finance Contract, dated as of September 5, 2011, between JPMorgan Chase Bank National Association, as lender, TIM Celular S.A., as borrower, in the total principal amount of U.S.$100 million.  The total outstanding amount as of December 31, 2011 converted from U.S. dollars was R$187.2 million, including accrued interest.  The agreement matures in September 2013 and bears an average cost of 92.00% of the CDI after hedging.  No guarantees were issued under this loan.

•
Finance Contract, dated as of September 6, 2011, between Bank of America, N.A., as lender, TIM Celular S.A., as borrower, in the total principal amount of U.S.$119.8 million.  The total outstanding amount as of December 31, 2011 converted from U.S. dollars was R$223.4 million, including accrued interest.  The agreement matures on September 20, 2013 and has an average cost of 92.50% of the CDI after hedging.  No guarantees were issued under this loan.

•
Finance Contract, dated as of December 29, 2011, between European Investment Bank, as lender, TIM Celular S.A, as borrower and a first tier bank as guarantor, in the total principal amount of €100 million to be disbursed in up four tranches in a minimum amount of €25 million each.  As of December 31, 2011, the funds from this loan had not yet been disbursed.

•
Loan Agreement dated as of September 20 2011, between Tim Celular and Bank of America, pursuant to CMN Resolution No. 4,131 in the principal amount of U.S.$119.8 million.  The outstanding amount as of December 31, 2011, converted from U.S. dollars was R$187.2 million, including accrued interest.  The agreement matures in September 2013 and bears an average cost of 92.50% of the CDI after hedging.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) acquired by TIM Celular in October 2011, as borrower, in the principal amount of R$40.0 million.  The agreement, which matures on August 18, 2014, bears interest at a variable rate of 1.5% over the CDI.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$40.9 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of September 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) acquired by TIM Celular in October 2011, as borrower, in the principal amount of R$28.0 million.  The agreement, which matures on September 15, 2014, bears interest at a variable rate of 1.5% over the CDI.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$28.3 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and AES Communications Rio de Janeiro S.A. (now denominated TIM Fiber RJ S/A) acquired by TIM Celular in October 2011, as borrower, in the principal amount of R$22.0 million.  The agreement, which matures in August 2014, bears interest at a variable rate of 1.5% over the CDI.  On December 31, 2011, the outstanding amount under this credit agreement, including accrued interest, was R$22.5 million.  No guarantees were issued under this loan.

See notes 20 and 41 in our consolidated financial statements for a further description of such financing agreements.

Uses of Funds

Principal uses of funds during the three-year period ended December 31, 2011, were capital expenditures, payment of dividends to our shareholders, and loan repayments.

Investments in Fixed Assets

Our capital expenditures in 2011, 2010 and 2009, related primarily to:

•	acquiring and developing our fiber optic network;

•	deployment of our third generation (3G) network;

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2011, 2010 and 2009:

Capital Expenditures Categories	Year ended December 31,
	2011	2010	2009
	(in millions of reais)
Network	2,081.7	1,701.0	1,319.4
Information technology	570.5	607.1	499.9
Handsets provided to corporate customers (comodato)	201.3	182.8	351.9
Handsets provided to consumer customers (subsidies)	8.3	290.3	483.4
Other	140.7	54.4	47.6
Total capital expenditures	3,002.4	2,835.7	2,702.1

Our Board of Directors has approved our budget for capital expenditures from 2011 to 2013 in the total amount of R$9.0 billion and R$2.9 billion in 2011 for expenditures relating to our subsidiaries.  Most of the capital expenditures we budgeted for 2011 to 2013 relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure.  See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Dividends

Our Dividends are calculated in accordance with our bylaws and Brazilian corporate law.  Pursuant to our bylaws, we must distribute an amount equivalent to 25% of adjusted net income as minimum dividend each year ended December 31, provided that there are funds available for distribution.

For the purposes of the Brazilian corporate law and in accordance with our bylaws, “adjusted net income” is the amount equal to the net profit adjusted to reflect allocations to or from: (1) the legal reserve, and (2) a contingency reserve for probable losses, if applicable.

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2011, 2010 and 2009:

Dividend Distribution (1)	Year ended December 31,
	2011	2010	2009
	(in millions of reais)
Dividends	496.6	201.2	168.1
Interest on shareholders’ equity	–	–	–
Total distributions	496.6	201.2	168.1

On April 11, 2012 our shareholders approved the distribution of R$304.291.584,06 as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2011 results. On April 11, 2011 our shareholders approved the distribution of R$496.6 as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2010 results.  On April 27, 2010 our shareholders approved the distribution of R$204.1 million as dividends to our shareholders with respect to our 2009 results.  On April 2, 2009 our shareholders approved the distribution of R$171.1 million as dividends to our shareholders with respect to our 2008 results.

C.	Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

D.	Trend Information

Customer Base and Market Share

In the year ended December 31, 2011, our subscriber base increased 25.6% to 64.1 million clients.  This represented a market share of 26.5%, while our service revenues share, our primary focus, reached 27% in the year ended December 31, 2011, compared to 25% in the year ended December 31, 2010.  The pre-paid segment reached 54.8 million users in the year ended December 31, 2011, an increase of 25.8% from the year ended December 31, 2010.  The number of post-paid users was 9.3 million in the year ended December 31, 2011, a 24.4% increase from the year ended December 31, 2010.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil in terms of number of subscribers and our high quality customer composition.  To do so we intend to utilize sophisticated strategies and our customer segmentation approach, which we believe has contributed to an increased subscriber base and to retain our current customers and attract new customers.  In 2012, we plan to improve and maintain subscriber growth by promoting our innovative Infinity and Liberty plans.

Change of Mix Between Postpaid and Prepaid Customers

With respect to the composition of our clients, our post-paid customers accounted for 14.5% of our total subscriber base in the year ended December 31, 2011, compared to 14.7% from a year ago, largely due to the significant growth in our pre-paid subscriber base.

Average Revenue Per User (ARPU) Per Month

TIM’s ARPU registered R$20.9 in the year ended December 31, 2011, a decrease of 9.2% when compared to R$23.0 presented in the year ended December 31, 2010.  The trend is partially attributed to an increase of 90 basis points in the pre-paid segment and a minor incoming revenue contribution.

Revenues from value-added services had an important role in offsetting ARPU’s downward trend of the market as a whole.  In 2011 we registered a value-added service revenue growth of 41.3% and accounted for 14.3% of total gross service revenue (compared to 11.9% registered in 2010).  We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly based on the availability of our 3G offers (such as our mobile broadband solution). As the provision of value added services has a relatively low marginal cost, we anticipate that value added services will contribute to the growth of our operating margins.

Competitive Environment

Brazil has a competitive scenario that is almost unique in the world.  The competition in the country’s mobile telephony sector has become more intense due to recent mergers and acquisitions.  This market has been growing at a rapid pace compared not only to the telecom industry but also to other sectors of the economy.  Brazil is one of the few markets with four nationwide competitors, each with a market share between 20% and 30%, which TIM believes, acts as the driver of growth and for the development of differentiated and quality services at fair and competitive prices.

In 2011, despite the competitive environment, our gross acquisition cost (per gross addition) was R$34 for the year ended December 31, 2011, compared to R$73 in the year ended December 31, 2010.  The decrease of 53.4% reflects our different approach regarding handset asubsidies and sales commissions.  Our chip-only strategy sharply reduced the expenses related to handset subsidies and the restructuring of our sales commission policy and the adoption of new alternative sales channels decreased commission expenses.

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

The year 2011 continued to be marked by both the government’s programs to encourage digital inclusion and the development of convergent services, recently inaccessible to the majority of the population.

The Brazilian mobile telephony market is the fifth largest in the world and reached a penetration level of 123.87 telephone lines for every 100 inhabitants in 2011, making mobile telephony the most widely used form of communication in Brazilian homes across all social classes.  The prepaid segment of the mobile telecommunications market increased 18.6% in 2011 to 198.2 million accesses, which represents 81.8% of the total market.  The postpaid segment grew the most in 2011, reaching 44.1 million lines, an increase of 22.9%.  The key growth drivers in both sectors were the favorable economic scenario in Brazil, with increased availability of credit, better income distribution (with part of population migrating from the D and E class to C class), and competition in Brazil’s mobile telephony market.

According to data published by Telco’s website, the fixed telephony sector showed a slight growth of 2.3% compared to last year, ending the period with 43.0 million lines, representing a penetration level of approximately 22.2 lines for each 100 inhabitants.  The sector also went through important mergers and acquisitions in 2011, in particular, the acquisition of TIM Fiber by us (the former AES Atimus).

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

We maintain our investments in expanding our GSM network, reaching coverage of 94.4% of the country’s urban population, serving almost 3,300 cities.  GSM coverage counts with 100% of GPRS and around 80% of EDGE.  Our 3G services (launched in the second quarter of 2008) are already in the main cities in Brazil.  We will, however, continue to invest in selectively expanding our coverage of the Brazilian population, focusing on the quality of coverage we provide in major metropolitan areas by increasing our coverage in buildings, tunnels and major roads and on increasing capacity across our network to ensure it remains capable of absorbing high call volume in high usage areas.  GSM is viewed as good pathway to more advanced technologies, and we expect relatively limited further investment will be required to make our current network capable of supporting emerging technologies such as 3G, 3.5G and High Speed Downlink Packet Access, or HSDPA.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by Period (in millions of reais)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total debt (post hedge)	3,706	1,111	1,489	1,050	55
Operating leases(1)	–	–	–	–	–
Total(2)	3,706	1,111	1,489	1,050	55

(1)	The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty.

(2)
Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations.  Interest is not included in long-term debt since it is subject to variable interest.

In 2011, we expect to have approximately R$2.9 billion in capital expenditures relating to our subsidiaries.  Most of the planned 2011 capital expenditures relate to extending TIM’s infrastructure capacity and coverage, ensuring high quality levels and supporting the market strategies and updating and developing TIM’s systems and technological platforms.  See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

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

In November 2002, we created a separate defined contribution plan (the “TIMPREV Pension Plan”).  Migration to this plan was optional for employees linked to the PBS Plan.  Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS Plan.  We are also contingently liable for the unfounded obligations of the TIMPREV Pension Plan with respect to our employees participating in this plan.  See note 41 to our consolidated financial statements.

SISTEL and TIMPREV

The Company, TIM Nordeste merged into TIM Celular and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system’s former employees, which is managed by FundaçãoSistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and the maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Company and its subsidiaries, like other companies created as a result of the former TELEBRÁS system, created in 2002 a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan(hereafter “the Statutes of the TIMPREV Benefits Plan”) as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV’s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

•           Normal retirement pension
•           Early retirement pension
•           Disability pension
•           Deferred proportional benefit
•           Death benefit

However, as not all of the Company’s and its subsidiaries’ employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system

PBS Assistidos: a multi-sponsored pension plan for inactive employees

Convênio de Administração: for managing pension payments to retirees and pensioners of the predecessors of the subsidiary companies

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies

As happened with TRCA, the Company, until December 31, 2010, had understood that it was responsible for liabilities of the PAMA participants (health care plan) who are related to the Company and its subsidiaries. Based on a new understanding of internal and external lawyers, the Company changed its position. As a result, the liabilities previously recorded were written off.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amounts of contributions will not be reduced for future sponsors.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans- SPC, the Ministry of Social Security approved the transfer of the management of the PBS–Tele CelularSul, TIM PrevSul, PBT–TIM, Convênio de Administração, PBS–TelenordesteCelular and TIM PrevNordeste benefit plans (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The PBS Assistido plan continues to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which is now called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC – Fundo de Pensão came into effect in April 2007.

In 2011, contributions to pension plans and other post-employment benefits amounted to R$303 (R$151 in the same period of 2010). See note 42 to our consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Board of Auditors/Audit Committee (Conselho Fiscal/Comite de Auditoria) referred to as our Statutory Audit Committee.  The Board of Directors is comprised of five to nineteen members, serving for a two year term each with the possibility of re-election.

Our directors’ duties and responsibilities are set forth by Brazilian law, our bylaws (Estatuto Social) and our Disclosure Policy (Política de Divulgação de Informações), as determined by CVM Instruction 358. All decisions taken by our Board of Directors are registered in the books of the Board of Directors’ meetings.  The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings whenever discretionarily called by the Chairman, by two Directors or by the Chief Executive Officer.  The chairman of the Board of Directors may also invite to the Board of Directors’ meetings, at his discretion, any of our key employees, in order to discuss any relevant corporate matter.  Our Board of Directors does not have an independent directors’ committee.  In 2008, the Board of Directors has implemented two special advisory committees: the Compensation Committee (Comitê de Remuneração) and the Internal Control and Corporate Governance Committee (Comitê do Controle Interno e da Governança Corporativa), both composed by at least one independent director.

Management is required to comply with, and has agreed to comply with, the Manual of Securities Trade and Information Use and Disclosure Policy, the Code of Ethics, issued by the Company, “Regulamento para Observância dos Atos Anatel nº 68.276, de 31 de outubro de 2007, e nº 3.804, de 07 de julho de 2009,” and “Regulamento para a observância do Acordo de 28 de abril de 2010 celebrado com o Conselho Administrativo de Defesa Econômica (CADE).”

The following are the current effective members of the Board of Directors and their respective titles, whose terms of office will be valid until the Annual Shareholders’ Meeting to be held in 2013:

Name	Title	Date of Birth	Date Appointed
Manoel Horácio Francisco da Silva	Chairman	July 16, 1945	April 11, 2011
Gabriele Galateri di Genola e Suniglia	Director	January 11, 1947	April 11, 2011
Stefano de Angelis	Director	August 22, 1967	April 11, 2011
Andrea Mangoni	Director	June 5, 1963	April 11, 2011
Maílson Ferreira da Nóbrega	Director	May 14, 1942	April 11, 2011
Adhemar Gabriel Bahadian	Director	October 22, 1940	April 11, 2011
Carmelo Furci	Director	March 12, 1953	April 11, 2011
Oscar Cicchetti	Director	June 17, 1951	July 20, 2011

In addition, it shall be recorded that Messrs. Francisco da Silva, Nóbrega and Bahadian are the members of the Board of Directors qualified as independent directors according to Brazilian independence standards.  They are scheduled to be re-elected or replaced at the Annual Shareholders’ Meeting to be held in 2013.  Set forth below are brief biographical descriptions of the members of the Board of Directors.

Manoel Horácio Francisco da Silva.  Mr. Francisco da Silva holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of São Paulo and also completed the Advanced Management Program in the Harvard Business School. He was the Chief Executive Officer of Banco Fator from 2002 to 2011 and has been Chairman of the Board of Director of Banco Fator since August, 2011.  Mr. Francisco da Silva was the Chief Executive Officer of Telemar and also managed the area of paper and cellulose from Cia. Vale do Rio Doce. He worked in the Group Ericsson do Brasil for 23 years, where he reached the position of Chief Executive Officer in many companies of the Group. He was also the Chief Executive Officer of Ficap and of Sharp Equipamentos Eletrônicos. He also performed as the Superintendent Officer of the Companhia Siderúrgica Nacional, being responsible for the restructuring process of the Cia. Vale do Rio Doce. He has held a position in the Board of

Directors of many companies, such as Sadia, Bahia Sul, Group Ericson, Docenave and Telemar.  In 1989, he was appointed as the major financial professional of the year by the Instituto Brasileiro de Executivos de Finanças (IBEF)

Gabriele Galateri di Genola.  Mr. Galateri di Genola was appointed Chairman of Telecom Italia on December 3, 2007 and confirmed in the office on April 15, 2008 until April 11, 2011, when he was reappointed as member of the Board of Directors of Telecom Italia After earning his MBA at the Columbia University Business School, Mr. Galateri di Genola began his career in 1971 at the Headquarters of the Banco di Roma, where he started as Head of the Financial Analysis Office before being appointed to manage the International Loans Office.  From 1974 to 1976 he worked as Financial Director of the Saint Gobain Group in Italy.  In 1977, he joined FIAT S.p.A., where he moved from Head of North, Central and South American Operations at the International Finance Office to Head of International Finance and, ultimately, Director of Finance.  Mr. Galateri di Genola became CEO of Ifil S.p.A. in 1986.  In 1993, he took on the positions of CEO and General Manager of IFI, which he retained until 2002.  In June 2002, he was appointed CEO of FIAT S.p.A. He is Chairman of the Board of Directors of Tim Brasil Serviços e Participaçoes SA, a non-executive Board Member of TIM Participações S.A., Banca CRS S.p.A., Banca CARIGE, and Italmobiliare S.p.A. He is a member of the General Council and of the Executive Board of Assolombarda. He is also Confindustria’s Chairman Representative for telecommunications and broadband development.  Since April 8 2011 he has been the Chairman of Assicurazioni Generali S.p.A.

Stefano de Angelis.  Mr. De Angelis is currently responsible for Administration and Control in Telecom Italia SpA. He is also member of the Board of Directors of Matrix S.p.A., Pathnet S.p.A., Telecontact Center S.p.A. and Telenergia S.r.l (Telecom Italia Group Companies). He was the Chief Financial and Investor Relations Officer of TIM Participações S.A. between 2006 and 2007. He has also served as Chief Administration, Finance and Control Officer of the TIM Companies in Brazil since July 2004 and then responsible for the Planning and Control Department at Telecom Italia, since 2008.  Between 2002 and 2004, he was responsible for the planning and controlling operations of Telecom Italia Mobile S.p.A. in Italy.  Mr. De Angelis also worked in the Consodata Group Ltd, H.M.C. S.p.A., Stet S.p.A. and at Fiat Geva. S.p.A.  Mr. De Angelis was a member of the Board of Directors of Stream S.p.A. between April 2000 and June 2000, TV Internazionale S.p.A. (“La 7”) between June 2001 and December 2002, MTV Italia S.r.l. between April 2002 and December 2002, Officer of TVI Montecarlo S.A.M. between April 2002 and November 2002, Chief Executive Officer of Globo Communication S.A.M. between April 2002 and November 2002, and Chief Executive Officer and Officer of Consodata Group Ltd between October 2002 and January 2003.  Mr. De Angelis holds a degree in Economics and Business Administration from Università degli Studi di Rome and also a MBA from Scuola di Amministrazione Aziendale dell’ Università di Torino, in Italy.

Andrea Mangoni.  Mr. Mangoni graduated from the University of Rome in 1988 with a thesis on valuation and private financing of investments in public infrastructures.  Presently, he is Responsible for Administration, Finance and Control & International Development in Telecom Italia.  Mr. Mangoni joined the Telecom Italia Group on July 1, 2009, as Chairman of Telecom Italia Sparkle (from July 2009 to July 2010) and as Director of International Business at Telecom Italia S.p.A.  From 1996 to March 2009 he worked in Acea, where he was appointed Chief

Executive Officer in November 2003; from March 2003 to November 2003 he was General Manager of Acea; from June 2001 to February 2003 was Chief Financial Officer, responsible of strategies, finance, budget, economic planning and control, investor relations of Acea; in 2002 he was appointed common representative of the Joint Venture among Acea, Electrabel and Energia Italiana which brought to the acquisition of Interpower, the third generation company sold by Enel; from January 2000 to May 2001 he was Strategic Planning Director of Acea; from January 1998 to December 1999 he worked as manager of the Finance Department of Acea and he was responsible of strategic planning; from 1996 to 1997 he was President Assistant, responsible for the transformation process of Acea from municipal company into share capital company.  Mr. Mangoni worked for InterAmerican Development Bank (IDB).

Maílson Ferreira da Nóbrega.  Mr. Nóbrega holds a degree in Economics from Centro Universitário de Brasília (CEUB).  From 1988 to 1990, he held the position of Brazil’s Minister of Finance, after building an extensive career at Banco do Brasil and in the public sector, in which the following positions stand out: Chief Economist and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce, and Secretary General of the Ministry of Finance. He performed as the Deputy Managing Director of the European Brazilian Bank - EUROBRAZ, in London. As a minister, he became a member of the Board of the International Monetary Fund and the World Bank.  Mr. Nóbrega is currently a member of the Fernand Braudel Institute of World Economics, member of the Board of Directors of a several companies in Brazil and abroad, partner at Tendências Consultoria Integrada and columnist of Veja weekly magazine.  Mr. Nóbrega was also a member of our Statutory Audit Committee between 2004 and 2005 and he has been a member of our Board of Directors since April 2007. He wrote four books, the last one was his auto biography.

Adhemar Gabriel Bahadian.  Mr. Bahadian was a Brazilian Ambassador in Rome from 2006 to 2009 and a Deputy-Chairman of the trade negotiations related to the Free Trade Area of Americas (FTAA) from 2003 to 2005.  Mr. Bahadian holds a degree in Law from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and a master’s degree from Instituto Rio Branco.

Carmelo Furci.  Mr. Furci is currently the president of the Italian insurer Generali in Brazil. The board of the company indicated Carmelo Furci for the presidency. Generali operates branches in Brazil in life, automobile and other risks present in eight states. Since October 5th, 2011 he is partner of Furci Consulting LTDA., focused on doing business in Brazil and has been Chairman of the Board of Directors of Generali BrasilSeguros S.A. since October 5th, 2011.  In 2010, he became the Chief Executive Officer of the Ongoing Group, responsible for publishing economic diaries.  In August 6th, 2008, he was appointed to the Board of Directors of TIM Participações S.A. and as Chairman of TIM Brasil Serviços e Participações S.A..  In June 14th, 2008, he was appointed as Vice President of Telecom Italia Group in Latin America. After earning his first degree in 1978, he worked as a consultant in Vector - Center for Social and Economic Studies in Amsterdam and Santiago.  In 1982, he earned his Doctorate of Philosophy in Economics and Government at the London School of Economics (LSE), part of London University. After three years working as a NATO Senior Fellow in Political Science, he spent two years, 1983 and 1984, at the London School of Economics (LSE), where he became an Honorary Fellow in Latin American Studies.  In 1984, he taught international relations at American University of Rome (AUR).  Mr. Furci worked at Enimont as Supervisor of International Relations from 1985 to 1989.  In the following year, 1999, he joined the World Bank as head of the department of Foreign Affairs for Europe and the Vatican State.  From 1994 to 1997, he worked as Manager of Strategies for International Affairs.  In 1998 he joined the Telecom Italia Group and held several positions, starting as Chairman of the Board of Directors and Chief Executive Officer of Telecom Italia do Brasil and head of Economic and Public Affairs of Telecom Italia Latin America.  In 2002, after return to Italy, he joined the Division of Financial Management and Control, where he became responsible for relations with international financial organizations, to which position he was reelected in 2006.  From December 2007 to May 2008, he was appointed as Coordinator of the Director Committee for Telefónica Group relations.  Mr. Furci held the positions of director of Telecom Italia Group companies, namely: Solpart, Brazil Telecom, ETECSA Cuba, Entel Bolivia and Entel Chile. He was also the Chairman of Tele Nordeste Celular and Tele Celular Centro Sul in Brazil. He is a member of the OECD task force in China, and wrote several books about Latin America.]

Oscar Cicchetti.  Mr. Cicchetti has acted as the Head of Strategy at Telecom Italia S.p.A. since April 15, 2011. He is also Chairman of Matrix and Member of the Board of Directors of Telecom Italia Foundation.  Mr. Cicchetti started work in SIP in 1979.  From 1979 to 1984, he was in charge of Network and Plant Management for the geographical area of Ascoli Piceno and then became Market Manager for the Ancona and Perugia areas.  From 1987 to 1993, he was Head of Organization and Process in the Personnel Department.  In 1993, he joined a task force of the IRI

Group to work in the Azienda di Stato dei Servizi Telefonici (State Telephone Services Board, later called Iritel), participating in the privatization process of the State-owned company and its subsequent integration in the Telecom Italia Group.  In 1994 he joined Telecom Italia and in 1997 he was the Staff Manager for the General Manager and then for the Managing Director of the Group.  From 1997 to 2000 he occupied various positions in the top management of the Telecom Italia Group: first as Assistant Central Director and Manager of the International Business Unit and then Head of Strategic Planning and Head of the Network Division.  From 2001 to 2002, he was a freelance consultant for various corporations, such as Wind and Morgan Stanley Private Equity.  In 2003, together with a group of investors, including TLCom and Merloni Group, he acquired Netscalibur S.p.A., a company specialized in data services business. As Managing Director, he handled the company turnaround and its sale to the Infracom Group in 2006.  In 2007, he was appointed Managing Director of Infracom Network Application S.p.A. and stayed in this position until January 2008, when he returned to Telecom Italia Group.  In Telecom Italia, he held the position of Head of Business Strategies & International Development and then he was appointed Head of Domestic Market Operations.  In November 2009, he became Head of Technology & Operations.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

Pursuant our bylaws, amendment in the Extraordinary Shareholders’ Meeting held on June 22, 2011, our Board of Executive Officers (the members of which we also refer to as our statutory officers) is comprised of at least two and no more than nine members, who may or may not be shareholders.  The title of the members of our Board of Executive Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investor Relations Officer, (4) Purchasing & Supply Chain Officer, (5) Chief Operations Officer, (6) Chief Marketing Officer, (7) Regulatory Affairs Officer, (8) Wholesale Officer and (9) Legal Officer.  Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Executive Officers and their respective titles, whose terms of office will remain valid until the first Board of Directors’ Meeting to be held after the Annual Shareholders’ Meeting that was held in April 2012:

Name	Title	Date of Birth	Date Appointed
Claudio Zezza	Chief Financial Officer	May 22, 1963	May 3, 2010
Rogério Tostes Lima	Investors Relations Officer	February 13, 1971	October 31, 2011
Daniel Junqueira Pinto Hermeto	Purchase & Supply Chain Officer	April 27, 1971	May 3, 2010
Lorenzo Federico Zanotti Lindner	Chief Operations Officer	August 10, 1973	May 3, 2010
Roge Sole Rafols	Chief Marketing Officer	April 10, 1974	August 2, 2011
Mario Girasole	Regulatory Affairs Officer	June 8, 1968	December 13, 2010
Antonino Ruggiero	Wholesale Officer	November 29, 1965	December 13, 2010
Jaques Horn	Legal Officer	March 15, 1964	November 28, 2011

Set forth below are brief biographical descriptions of our executive officers.

Claudio Zezza.  Mr. Zezza is an Italian citizen and holds a degree in Economics and Trade from the University of Rome, with specialization in Finance, Financial Statements and Economics.  Currently, he is Chief Financial of the Company.  In 2009, Mr. Zezza joined Telecom Italia and in 1998 he started working in the area of International Businesses.  In 2000, he became responsible for the International Operational Management.  In 2004, he became responsible for the Planning and Control Department.  In 2005, he was responsible for the International Business Performance area.  In 2007, before coming to Brazil, he became responsible for the International Control in Administration, Finance and Control.

Rogério Tostes Lima.  Mr. Lima holds a degree in Business Administration and received an Executive MBA from Ohio University and also from Fundação Getulio Vargas (FGV). He has been Investor Relation Director of the

Company since 2008.  Mr. Lima has followed telecommunication scenario in Brazil since Telebras privatization process in 1998, when he joined a team responsible to evaluate/split Telebras system and prepare it for the privatization process. After that, he worked in a management team responsible to manage BCP/BSE operations in São Paulo and Northeast for Banco Safra, where he ended-up working as sell-side analyst.  More recently, he was sell-side analyst for Banco Santander for three years.

Daniel Junqueira Pinto Hermeto.  Mr. Hermeto holds a degree in Electrical Engineering from the Escola Federal de Engenharia de Itajubá concluded in 1994. He attended a post-graduate program in Business Administration at Fundação Getulio Vargas – São Paulo in 2002 and also holds a MBA in Executive Management from the Fundação Instituto de Administração – São Paulo concluded in 2007.  Mr. Hermeto began his career in 1995 as a Product and Sales Engineer at Siemens in São Paulo.  In 1997, he was promoted to the role of Senior Engineer, performing his duties in Munich.  From 1998 to 2008, he worked for Motorola as Manager of Purchasing and Senior Purchaser from 1998 to 2002, Senior Manager of MP&L from 2003 to 2004, Chief Officer of Manufacturing Operations in 2005 and Chief Officer of Purchasing, Planning and Logistics from 2006 to 2008. Between February, 2008 and November, 2009, Mr. Hermeto worked as the Chief Officer of Purchasing and Logistics in Claro, reporting directly to the Chief Executive Officer, and was responsible for the areas of Purchasing, Sourcing, Logistics and Inventory Management throughout the country.

Lorenzo Federico Zanotti Lindner.  Mr. Lindner holds a degree in Economics from the Universidade do Estado do Rio de Janeiro (UERJ) and a Master degree in Administration from the Instituto Coppead de Administração da Universidade Federal do Rio de Janeiro (Coppead-UFRJ).  Mr. Lindner began his career in 1999 as a consultant in Booz-Allen & Hamilton. He joined TIM in 2002, where he worked until 2008, and was responsible for several offices, including Budgeting & Control, Commercial Planning and CRM (Marketing).  In the middle of 2008, he joined the consultancy Bain & Company, where he worked until the beginning of 2009, when he returned to TIM as the Strategy & Business Monitoring Officer.

Roge Sole Rafols.  Mr. Rafols is a Spanish citizen. He holds a degree in Business Bachelor and Master in Business Administration from Escuela Superior de Administración y Dirección de Empresas – ESADE concluded in 1997 and attended the MBA Exchange Program in University of California in 1996. He also attended Post Graduation Program in Management of Audiovisual Companies in Universitat Pompeu Fabra, Instituto Desarrolo Continuo (IDEC) – Barcelona in 2000 and Advanced Management Program in IESE Business School, Universidad de Navarra in 2006.  From 1996 to 2001 Mr. Rafols worked for Dimondcluster (ex Cluster Consulting and current Oliver Wyman) as consultant of strategy, marketing and technology in telecommunications and internet fields.  From 2001 to 2008 he worked for Vivo Participações S/A holding the position of Head of the Department of Business Data and Value Added Services (VAS), between July, 2002 and March, 2006, and Head of the Department of High Value Marketing, between April, 2006 and May, 2008.  In 2008, Mr. Rafols jointed TIM holding the position of Senior Manager Executive from January, 2009 to April, 2009, Leader of the Marketing’s Department of Consumer Offering, from May, 2009 to October, 2009, Head of the Department of Marketing Consumer, from November, 2009 to August, 2011 and, currently, Chief Marketing Officer.

Mario Girasole.  Mr. Girasole is an Italian citizen with Laurea Magistralis in Economics from University LUISS (Rome). He also has an L.L.M. in International Business Law (London), post graduate in Competition Policy, in International Commerce and Modern Economic History, and executive education at London Business School (Finance) and Harvard (School of Government). He joined TIM in 1997, for the regulatory and pricing area, in Rome.  Previously, he was responsible for economic analysis in antitrust in law firms.  From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe).  In 2004, he became Chief of Public and Economics Affairs at Telecom Italia America Latina. During this period, he worked also as Director of Entel Bolivia and Alternate Director of TIM Participações S.A.  Mr. Girasole has been the Regulatory Affairs Officer of Company since January 2009. He is also member of the Board of Directors and the Board of Officers of national and international entities, including Febratel, Accel/Telebrasil, GSM Latin America, Department of Infrastructure and the House of FIESP Italo-Brazilian Trade.

Antonino Ruggiero.  Mr. Ruggiero is an Italian citizen, graduated at the Instituto Tecnico Industriale Electronic Napoli - Italy. He worked in Technical Support Engineer of Ericsson (Mobile Network Area) and BT Italia (Long Distance Operator Area).  From 1994 to 1997, he worked as Manager of Network Operations at Vodafone.  From

1997 to 2000, he became Chief Technology Officer of Entel PCS in Chile.  From 2000 to 2005, he became Chief Technology Officer of Ária Ilethisim, in Turkey.  From 2006 to 2008, he worked as Chief Technology Officer at TIM Celular S.A.. He has hold the position of Wholesale Officer of TIM Celular S.A. and TIM Participações S.A since 2009 and Chief Executive Officer of Intelig Telecomunicações Ltda. since 2010.

Jaques Horn.  Mr. Horn graduates at Law (LLB) at Candido Mendes University, with specialization at Harvard and the Academy of International and American Law. He has been Legal Officer of TIM since July 2010. He worked at Tetra Pak, also as Legal Director, being responsible for Central and South America, and Caribbean, from 2007 to 2010. He also worked at Shell, as Corporate Manager at the holding company and Legal Director at the Subsidiary companies.  Mr. Horn worked as Legal Counsel at Companhia Atlantic Petroleo (ARCO Petroleum Co.) from 1992 to 1994, as a Lawyer at Franco, Bhering, Barbosa & Novaes Law Firm for one year, and Tax Senior Consultant at Arthur Andersen for four years.

There are no family relationships among any of our directors and executive officers.

Statutory Audit Committee

The Statutory Audit Committee’s composition for 2012 consisted of four members, three of which were elected by our controlling shareholder and one by the minority shareholders.

The following are the current members of our Statutory Audit Committee:

Name	Date of Birth	Date Appointed
Alberto Emmanuel Carvalho Whitaker	October 10, 1940	April 11, 2012
Oswaldo Orsolin (*)	May 30, 1943	April 11, 2012
Carlos Alberto Caser	December 8, 1960	April 11, 2012
Samuel de Paula Matos	March 22, 1948	April 11, 2012

(*)	Audit committee financial expert.

Under Brazilian corporate law, our bylaws and the Internal Rules of the Statutory Audit Committee, the Statutory Audit Committee’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding our financial statements. All members serve independently from the company in their capacities on the Statutory Audit Committee.

Since our April 23, 2004 Shareholders’ Meeting, we have elected members of the Statutory Audit Committee who are independent from the Company and its affiliates. At a Shareholders’ Meeting held on May 6, 2004, we adopted internal regulations of our Statutory Audit Committee in order for it to serve also as an alternative structure to an audit committee in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley.  Such internal regulations were updated on the Shareholders’ Meeting held on March 16, 2006 and later at the Statutory Audit Committee meeting held on June 24, 2009.  See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

Other Committees

We have other non-statutory committees including a Compensation Committee and Internal Control and Corporate Governance Committee.

Compensation Committee

The Compensation Committee was established by the Board of Directors on September 30, 2008 to: (1) prepare proposals for our Board of Directors regarding allotment of the overall annual remuneration approved by General Shareholders’ Meeting; (2) provide our Board of Directors with proposals concerning the remuneration of our executive officers; (3) evaluate the compensation criteria of Company’s executive officers; (4) monitor the performance of the decisions taken by management and the Company’s policies relating to senior executive compensation.

The members of our compensation committee are appointed and dismissed by our Board of Directors.  The compensation committee consists of three members, all of whom are effective members of our Board of Directors.  The following are the current members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Gabriele Galateri di Genola e Suniglia	January 11,1947	February 23, 2010
Manoel Horácio Francisco da Silva	July 16, 1945	November 27, 2009
Oscar Cicchetti	June 17, 1951	August 02, 2011

Internal Control and Corporate Governance Committee

The Internal Control and Corporate Governance Committee was established by the Board of Directors on September 30, 2008 to: (1) assist the Board of Directors in performing their duties related to the Company’s internal control system; (2) monitor the performance and periodic updating of the corporate governance rules; (3) recommend procedures to better supervise the management of the executive officers; (4) evaluate the plan of action drawn up by the head of the area of compliance and review his or her periodic report; (5) provide recommendations on the appointment and dismissal of the Company’s independent auditors; (6) monitor the effectiveness of Company’s related parties transactional policy; and (7) analyze other matters related to the internal control of the Company, as delegated by the Board of Directors.

The following are the current members of the Internal Control and Corporate Governance Committee:

Name	Date of Birth	Date Appointed
Maílson Ferreira da Nóbrega	May 14, 1942	May 05, 2009
Manoel Horácio Francisco da Silva	July 16, 1945	May 05, 2009
Andrea Mangoni	June 5, 1963	December 12, 2010

    Legal Investigation

On April 20, 2012, our controlling shareholder, Telecom Italia, was notified by the Milan Public Prosecutor of the conclusion of a preliminary investigation under the Italian Code of Criminal Procedure in which three previous executives of Telecom Italia (including our former chief executive officer, Mr. Luca Luciani) were charged with obstruction of supervisory activity. The charges relate to (1) the alleged unlawful renewal of prepaid SIM cards after their normal termination date from 2006 to 2008, in the amount of 223,000 lines or 0.19% of Market Share in 2006; 2,742,000 lines or 1.88% of Market Share in 2007; and, 2,345,000 lines or 1.64% of Market Share in 2008, and (2) around one million SIM cards which allegedly were not refilled in 12 months after their activation (184,000 lines in 2005; 445,000 lines in 2006; 335,000 lines in 2007; and 78,000 lines in 2008). Telecom Italia and TIM Participações are in the process of reviewing the documentation relating to the investigation received from the Milan Public Prosecutor. Information regarding this investigation and that our former chief executive officer was a possible subject of such investigation has been previously disclosed by the Company.

Resignation of Chief Executive Officer

On May 4, 2012, Mr. Luca Luciani resigned from his position as our chief executive officer and renounced all duties held in companies of the Telecom Italia Group.  On May 14, 2012, Mr. Andrea Mangoni, already a member of our Board of Directors, was nominated as our interim chief executive officer, subject to certain administrative approvals by the competent Brazilian authorities; Mr. Mangoni will be appointed and he will assume the role of interim chief executive officer upon the receipt of such approvals.  In the meantime, on May 14, 2012 our Board of Directors acknowledged Mr. Claudio Zezza as acting principal executive officer.

B.	Compensation

At the year ended on December 31, 2011, we approved the aggregate amount of approximately R$18.0 million as compensation to our directors and statutory officers during 2012. The statutory officers’and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short term incentives and participation in long term incentive plans.

Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2011. The aggregate compensation to our statutory officers in the year ended December 31, 2011, including fixed remuneration, benefits, bonuses, short term incentive and long term incentive plans, was approximately R$10.5 million.

Our statutory officers and other managers of the company are eligible to receive a short term incentive (Management by Objectives or “MBO”) bonuses. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible statutory officers and other managers may receive an amount calculated based on the organizational roles and certain pre-established performance targets.

Some key officers are also eligible to participate in a long term incentive plan (stock option plans) for which compensation is based on performance targets for our share price. The general criteria for the stock option plans are approved by our Board of Directors and provide that eligible participants may buy our shares at a discount or at a readjusted price, applied over the base exercise price, based on ongoing relative performance.

For the year ended on December 31, 2011, each member of our Board of Directors received R$168,000 and each member of our Statutory Audit Committee received annual compensation of R$150,000, paid pro rata according to each member’s time of service on such body.

C.	Board practices

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees—B. Compensation.”

D.	Our Employees

On December 31, 2011, we had 10,562 full-time employees.  The following tables show a breakdown of our employees as of December 31, 2011, 2010 and 2009.

	As of December 31,
	2011(1)	2010	2009(2)
Network	1,183	980	1,011
Sales and marketing	3,186	3,020	2,888
Information technology	551	447	459
Customer care	4,340	4,703	4,320
Support and other	1,302	988	1,133
Total number of employees	10,562	10,138	9,811

(1)	Includes 296 new employees from TIM Fiber.

(2)	Includes 580 new employees from the merger with Intelig.

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações (“Fenattel”)and the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”) or the Sindicato dos Engenheiros do Estado do Paraná e Nordeste.  We negotiate a new collective labor agreement every year with the local unions.  Management considers our relations with our work force to be satisfactory.  We have not experienced a work stoppage that had a material effect on our operations.

Employee Benefit Plans

The Company and its subsidiaries have defined benefit and defined contribution plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability as at the balance sheet date, less the fair value of plan assets, and past service cost adjustments are not recognized. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liabilities.

The actuarial gains and losses resulting from adjustments based on experience and changes in actuarial assumptions, which exceed a corridor of 10% of the value of plan assets, or 10% of the value of plan liabilities, are charged or credited to the statements of income over the expected remaining period of service of the employees.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional upon employees remaining in employment for a specific time period (the period in which the right is acquired). In this case, past service costs are amortized using the straight-line method over the period during which the right was acquired.

With respect to defined contribution plans, the Company makes contributions to pension insurance plans public or private on a mandatory, contractual or voluntary. The Company has no further obligation for payment after the contribution is made. The contributions are recognized as employee benefit expense when due.

Stock Options

The company operates share-based compensation plans, settled in shares, under which the entity receives services from certain employees in exchange for equity instruments (options) granted. The fair value of the employee’s service is recognized as an expense against capital reserves, and is determined with reference to the fair value of the options granted. The latter excludes the effect of any conditions on the acquisition of non-market rights based on the service and on performance (for example, profitability, sales growth targets and remaining in the job for a specific period of time). The conditions for acquiring non-market rights are included in the assumptions regarding the quantity of vesting options. The total amount of the expense is recognized during the vesting period (the period during which the specific vesting conditions must be met). On the balance sheet date, the entity reviews its estimates of the quantity of vesting options based on the acquisition conditions for non-market rights, and recognizes the impact of the revised initial estimates, as the case may be, on the income statement, with a corresponding adjustment to the capital reserves.

The amounts paid to the employees, net of any directly attributable transaction costs, are credited to equity and to the goodwill reserve, if applicable, when the options are exercised.

Social contribution taxes payable in connection with the granting of stock options are considered an integral part of what is being granted, and are charged as a transaction settled in cash.

Defined Contribution Plan

During 2002, TIM created a new defined contribution pension plan (“TIMPREV”), which allowed employees to migrate from the former pension plan.  TIMPREV was approved by the Secretary of Complementary Pension on November 13, 2002 in Notification 1,917 CGAJ/SPC.  TIMPREV sets forth new guidelines for the granting and maintenance of benefits and outlines new rights and obligations for Sistel, the plan administrator; sponsors; participants and their respective beneficiaries.

Migration from the PBS Plan to TIMPREV is optional.  In order to encourage migration to TIMPREV, we offered bonuses to those employees migrating before January 29, 2003. As of December 31, 2004, more than 90% of the participants in our private plan had migrated to TIMPREV.  Upon electing to migrate to TIMPREV, a participant extinguishes all rights to benefits under the PBS Plan.

During 2008, the Company made its best effort to encourage migration of the remaining participants of the defined benefit plans to TIMPREV.  Even though employees agreed with the migration proposed, legal complications not allow this change prevented the migration at that time.  The situation was resolved in 2009 and a new cycle of migration encouragement for TIMPREV was offered.  On this occasion more participants migrated to TIMPREV plans, one of the plans (PBT) was closed.

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

On January 31, 2006, our Board of Directors approved a proposal of migration of pension plans sponsored by us, TIM Sul, TIM Participações and TIM Nordeste Telecomunicações at Sistel to a multi-employer plan administered by HSBC Pension Fund.  Such migration was approved by Secretary of Complementary Pension during the first quarter of 2007.  Pursuant to this authorization, the HSBC Pension Fund began to administer TIMPREV in April 2007.

On August 7, 2006, the board of directors of TIM Participações approved the adoption of a supplementary defined contribution plan managed by Itaú Vida e Previdência S.A. for the Company and its subsidiaries. All employees not yet entitled to pension plans sponsored by the Company and its subsidiaries are eligible to enroll in this supplementary defined contribution plan.

Due to the incorporation of Intelig by us in 2010, the pension plan of this company was taken over by TIM.  The Intelig pension plan is a closed defined contribution plan, managed by HSBC Pension Fund and it’s not offered to our employees anymore, since we have started a process with the Secretary of Complementary Pension to change the plan rules, in order to close the plan to new members.  For new Intelig employees or those transferred from

Intelig to TIM, we now offer the supplementary defined contribution plan managed by Itaú Vida e Previdência S.A, since Intelig also became a sponsor of this plan.

Due to the incorporation of AES Atimus in 2011 (renamed as TIM Fiber), we assumed responsibility for this company’s pension plan.  The TIM Fiber pension plan is a closed defined benefit plan, managed by the CESP Foundation.  This plan is closed to new employees; those wishing to enroll in a benefits plan, have the option to join the defined contribution plan established by TIM Fiber and managed by Itaú Vida e Previdência S.A.

E.	Share Ownership

As of December 31, 2011, our directors and executive officers, owned, in the aggregate, 15,266 common shares, which represented less than 0.001% of our common shares outstanding.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the common shares or more as of December 31, 2011.  The common shares held by TIM Brasil Serviços e Participações S.A. have the same voting rights as the common shares held by other holders.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.(1)	1,611,969,946	66.68%
All our officers and directors as a group*	15,266	0.00%
Total	1,611,985,212	66.68%

*	Represents less than 1%.

TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia.  See “Item 4. Information on the Company—C. Organizational Structure.”

As of December 31, 2011, there were 76,668,672 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 3.2% of our total capital.

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

On December 31, 2011 the Telecom Italia Group had approximately 14.7 million physical accesses (consumer and business) in Italy, a decrease of  0.7 million compared to December 31, 2010. The wholesale customer portfolio in Italy reached approximately 7.1 million accesses for telephone services at December 31, 2011, an increase of approximately 0.3 million compared to December 31, 2010.  The broadband portfolio in Italy reached 9.1 million accesses at December 31, 2011 (consisting of approximately 7.1 million retail accesses and 2.0 million wholesale accesses), stable compared to December 31, 2010 (a market share of 53%).  In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines at December 31, 2011 in Italy, an increase of 1.2 million mobile telephone lines compared to December 31, 2010.

Shareholders’ Agreement

On April 16, 2009, we entered into a shareholders’ agreement with TIM Brasil Serviços e Participações S.A., or “TIM Brasil,” JVCO Participações Ltda., or “JVCO,” and Docas Investimentos S.A., which was amended on November 30, 2009 and further amended on June 22, 2011.

The shareholders’ agreement automatically terminates on the tenth anniversary of the date of our merger with Intelig, which was December 30, 2009, unless any of the following early termination conditions occurs: (1) any of the parties is subject to bankruptcy or judicial or non-judicial corporate reorganization (recuperação judicial or recuperação extra-judicial), (2) breach of the terms and conditions set forth in the shareholders’ agreement and the breach is not cured within 10 days after receipt of written notice from the non-breaching party, or (3) a change in control of JVCO.

Under the shareholders’ agreement, JVCO may nominate an individual with the requisite experience and qualifications as a member of our Board of Directors, as well as such member’s alternate, which would be elected by TIM Brasil.  Under the agreement, JVCO must refrain from exercising its voting rights with any affiliate or any third party to appoint any additional members to our Board of Directors or our audit committee.  The members nominated by JVCO must meet the requirements set forth in our bylaws and the applicable laws and regulations.  JVCO may at any time, but no more than once, replace the member appointed by it during such director’s term.

During the first two years of the shareholders’ agreement, JVCO may not, in whole or in part, transfer its interest in us to third parties without our prior consent (except for transfer of all shares of owned by JVCO to an affiliate of JVCO).  After such time, transfers of our shares by JVCO are subject to a right of first refusal granted to TIM Brasil, as well as certain other restrictions.  Such restrictions will be effective for five years after the rescission of the shareholders’ agreement.

The shareholders’ agreement does not contain any provisions related to the voting rights of members of our Board of Directors.

B.	Related Party Transactions

As of December 31, 2011, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans.  We had inter-company receivables and payables in amounts of R$37.6 million and R$73.8 million, respectively on December 31, 2011.  See note 38 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are a guarantor of a promissory note issued by TIM Celular in the amount of R$1.7 million as of December 2011.  This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Celular, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$20 million .

We are a guarantor of a promissory note issued by TIM Celular in the amount of R$8.3 million as of December 31, 2011.  This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Celular, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of June 28, 2004, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$99.9 million.

We are a guarantor of a promissory note issued by TIM Celular in the amount of R$18.9 million as of December 31, 2011.  This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Celular, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of April 27, 2005, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$85 million.

We are the guarantor of a promissory note issued by TIM Celular in the amount of R$45.6 million as of December 31, 2011.  This promissory note was issued pursuant to a guarantee agreement between Banco Votorantim S.A. and TIM Celular, in which Banco Votorantim S.A. issued a letter of guarantee for the Credit Agreement, dated as of February 14, 2008, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67 million.

We are guarantor for TIM Celular’s Finance Contract with European Investment Bank in the principal amount of €200 million as of December 31, 2011.  BBVA Milan Branch and BES Portugal, issued, respectively, a bank guarantee in the principal amount of €147.4 million and €72.6 million, for the Finance Contract, dated as of June 3, 2008, between TIM Celular, as borrower, and European Investment Bank, as lender.

We are guarantor in favor of BNDES, in the amounts of R$1,940.9 million under the Credit Agreement dated as of August 10, 2005, of TIM Celular; under the Credit Agreement dated as of November 19, 2008, of TIM Celular, under the Credit Agreement dated as of October 6, 2008 of TIM Celular and under the Credit Agreement dated as of October 6, 2008, of TIM Nordeste (incorporated by TIM Celular).

For more information on our guarantees of bbligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Contracts.”

Agreement between Telecom Italia S.p.A. and TIM Participações and our Subsidiaries

Our shareholders at the meeting held on April 11, 2012 approved an extension for an additional 12 month period until January, 2013 of the Cooperation and Support Agreement, originally signed in May 3, 2007 with Telecom Italia.  The purpose of this agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets.  The cooperation and support activities to be performed by the parties will be focused in adding value to our operations through:

•	Benefiting from Telecom Italia’s experience and industrial capacity as one of the major players in the European market;

•
Applying the systems/services/processes/best practices that were largely used in the Italian market and may be easily customized for the Brazilian market through limited investments and mitigated implementation risks; or

•	An increase in efficacy and efficiency by adopting in-house solutions that have been widely tested and used.

The extended term of the agreement provides for a total price cap of €8.0 million.  The price cap represents the maximum consideration to be paid by TIM Participações operating companies for all the services and support rendered by Telecom Italia during 2012 under the agreement.

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

Anatel Administrative Proceedings

Under the terms of the its PCS authorization, TIM Celular implemented mobile personal telecommunications cover for the assigned area.  Under such term of authorization, TIM Celular is required to operate in accordance with the quality standards established by Anatel.  If it fails to meet the minimum quality standards required, TIM Celular is subject to Obligation Non-Compliance Determination Procedures (“PADO”) and applicable penalties.  Anatel has brought administrative proceedings against TIM Celular for (1) noncompliance with certain quality service indicators; and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations.  In its defense before Anatel, TIM Celular attributed the lack of compliance to items beyond its control and not related to its activities and actions.  We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

Class Actions

Our subsidiaries are subject to a number of class action claims where the risk of loss is regarded as probable. These claims are summarized as follows: (1) a lawsuit against TIM Celular in the State of Pernambuco, challenging our policy of exchanging defective handsets, which is alleged to be contrary the manufacturer’s warranty, (2) a lawsuit against TIM Celular in Natal in the State of Rio Grande do Norte challenging that state’s network quality, (3) a lawsuit against TIM Celular in the State of Pará, challenging the service quality of the São Felix do Xingu and Marabá networks, (4) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the services and networks in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire and Lago da Pedra,(5) lawsuits against TIM Celular in the State of Ceará, challenging service quality of the networks in Fortaleza, Iguatu, Monsenhor Tabosa, Icó and Icapuí, (6) lawsuits against TIM Celular in the State of Piauí, challenging the service quality of the network in that state, (7) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the network and services in the municipalities of Machadinho do Oeste and Vale do Anari, (8) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the network and services in that state, including in Manaus, Tabatinga and Humaitá, (9) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the network and services in Novo São Joaquim, Campinópolis and Nova Xavantina, (10) a lawsuit filed against TIM Celular in the State of Pernambuco, specifically in the municipality of Araripina, (11) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga in the State of São Paulo and in the surrounding region, and (12) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS messages without prior consumer consent.

Other Actions and Proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit brought by GVT in the Fourth Lower Federal Court of the Federal District. The lawsuit seeks to void the contractual clause which provides for the VU-M amount used by the defendants in their interconnection arrangements.  The plaintiff alleges such amount to be illegal and abusive, and is requesting a refund of all excess amounts allegedly charged since July 2004. The judge granted an injunction ordering the provisional payment of VU-M at an amount of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the First Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, which obligated GVT to pay TIM the amount fixed by Anatel in the arbitration process at the agency to which GVT and VIVO are parties. In September 30, 2011, the judge in this case confirmed the request to suspend GVT’s claim until the Anatel’s work to determine the VU-M reference amounts is concluded.

In addition to this claim, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an administrative proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infringement of economic principles, which was judged in March 2010.

The SDE ruled against the alleged practice of price fixing and forwarded the proceeding to CADE for judgment, also voting for the dismissal of the cartel claim for common price fixing. The CADE has not yet issued its judgment.

TIM Celular is a defendant in a lawsuit for damages filed by the service provider Glória Souza & Cia Ltda. before the Ninth Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119 thousand. This company provided TIM with outsourced labor in Northern Brazil. After term terminated its contract with the company, it brought a lawsuit claiming punitive damages, alleging losses as a result of claims for severance claims brought by its employees. TIM’s defense and the reply from Gloria Souza & Cia have been submitted. A reconciliation hearing was held without result. There has still been no decision from the lower court.

A legal action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the Twenty-Ninth Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of a contract for the provision of legal services that was entered into with TIM. The proof of the expert investigation was upheld and the opinion was ratified by the judge. TIM filed an appeal, challenging the decision of the expert investigation, and the court recently ordered that a new expert investigation be carried out. The case records are currently in the expert examination phase.

A lawsuit was brought against TIM Celular by Integração Consultoria E Serviços Telemáticos Ltda. (a pre-paid calling plan recharge distributor), with the Second Lower Court of the Judicial District of Florianópolis in the State of Santa Catarina, for the sum of R$4,000 thousand, which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. The injunction was granted by the court. TIM filed an execution action against the aforementioned company with the Fourth Lower Court of Florianópolis, for the sum of R$3,957 thousand. An appeal was filed against the execution, requesting a suspended sentence, by the Integration Consultancy (Integração Consultoria), which was rejected by the judge. This led to the filing of an interlocutory appeal, with the suspended sentence having been granted. TIM has made a declaration to the effect that the assets listed by the debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an interlocutory appeal has been filed, the staying effect of which has been granted, and the court’s judgment remains pending.

MCS was TIM’s largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003, and the agreement expired in January 2010. The contract was terminated on account of disagreements between the parties in respect of compensation amounts, systems operation, and the creation and determination of targets, among other matters. MCS alleged default by TIM and sought recovery for alleged losses. MCS has claimed that its financial health has been negatively affected by the changes in TIM’s remuneration policy.  Prior to the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120 thousand. TIM filed a restraining action, in order to prevent MCS from transferring TIM stores to its competitors.  In March 2010 the restraining action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for a period of twelve months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress and is currently in the expert investigation phase.

SECIT has brought an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in Area 4 in Minas Gerais. TIM presented its defense and the case is in the initial phase, currently under expert investigation. Thus there has been no decision by the lower court. The amount allocated to the case was R$9,758 thousand.

In December 2010, TIM Celular filed an action against Anatel with the Fifteenth Federal Court of the Federal District requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO No. 53500.025648/2005 and of Act No. 62.985/07. The PADO applied by Anatel prevented the company from participating in the public bid for the “H” Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 thousand in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The case is currently in the evidentiary phase, and there has been no decision by the lower court.

Labor Claims

A significant percentage of the existing labor claims against us relate to our organizational restructuring processes, in particular due to the closure of our call centers in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of approximately 800 employees, including in-house staff and outsourced personnel.

There was a public civil action filed by the Labor Public Prosecutor’s Office of the Third Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and demanded collective punitive damages. A judgment was rendered and published on April 16, 2008, in which the acting judge ruled the Labor Public Prosecutors’ Office claims as partially valid, recognizing irregular outsourcing and granting collective punitive damages. An appeal was filed but was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent the prompt implementation of enforcement the judgment at the lower court. In view of the appeal filed, the writ of mandamus lost its purpose.  In order to obtain staying effects for its appeal, TIM Celular filed an unspecified writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the Third Region, TIM Celular filed an appeal against abusive acts by the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the appellate court’s decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the Higher Labor Court.

As a result of the above mentioned public civil action in Minas Gerais, the Labor Public Prosecutor’s Office of the Federal District filed another claim, alleging irregular outsourcing practices and demanding collective punitive damages. The action was found to be without merit, ruling that as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor’s Office filed an ordinary appeal with the Regional Labor Court of the Tenth Region in March 2010, but the ruling of the lower court was upheld. Thereafter, the Labor Public Prosecutor’s Office filed for a review, which is pending a hearing by the by the Higher Labor Court.

A group of actions have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions set forth in employees’ work cards. According to an internal rule, TELEPAR had undertaken to supplement the retirement benefits of employees hired prior to 1982. Prior to its privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash. However, some of the company’s former employees have questioned this transaction, and in some cases have obtained favorable decisions.

There is a series of labor claims, particularly in São Paulo, brought by former Gazeta Mercantil employees who have filed claims requesting the inclusion of Holdco or TIM Participações as defendants, claiming damages from Holdco and TIM Participações. Plaintiffs who have filed the claims were employees of Gazeta Mercantil, without any employment ties to Holdco or TIM Participações. However, prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

Social Security Claims

In São Paulo TIM Celular received a debit assessment notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$2,388 thousand. TIM Celular filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. An administrative appeal was filed on October 5, 2009, the judgment of which is still pending.

In May 2006, TIM Celular was issued a tax assessment notice for social security contributions that were allegedly due in connection with the following: (1) hiring bonuses (2) non-adjusted bonuses (3) payments to self-employed persons, and (4) sales incentives. TIM Celular filed an administrative defense but the tax assessment was upheld.  TIM Celular filed an appeal with the Ministry of Finance’s Taxpayers’ Council, which is now pending judgment.

Intelig in Rio de Janeiro received notifications for the release of tax debt regarding alleged irregularities in the payment of social security contributions levied in connection with the following: (1) profit sharing, (2) retention of 11% on service agreements, (3) failure to deduct and pay management fees, and (4) failure to properly fill out the GFIP.  An administrative defense was presented, with an unfavorable outcome. Intelig filed an appeal with the Taxpayers’ Commission of the Ministry of Finance, which is currently pending judgment.  Based on the final decision in the administrative proceedings with respect the assessment for 11% withholding on service agreements, a legal action was filed to reverse the assessment.

Tax Claims

IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171 thousand. In March 2007, the Federal Revenue Secretariat in Recife in the State of Pernambuco, notified the TIM Celular by means of a tax information report, which informed the company that part of the amount in connection with income and social contribution taxes and a separate fine, which totaled R$73,027 thousand had been excluded from the original assessment notice. Thus the final amount of the infraction notice was set at R$258,144 thousand.

These tax assessment notices are part of the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons.  Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. We understand this was a normal market transaction and was executed in accordance with CVM Instruction No. 319/99.

The above-mentioned tax information report did indeed lead to a portion of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$85,771 thousand, which arose from offsetting involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular with respect to certain of the offsetting proceedings, reducing the credit offset by the TIM Celular. At present, TIM Celular continues to challenge the remainder of the offsetting proceedings, certain of which are in administrative proceedings totaling R$67,404 thousand and certain of which are in judicial proceedings totaling R$9,193 thousand.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$ 164,102 thousand involving (1) the alleged non-payment of income and social contribution taxes of the amount related to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações, (2) the exclusion of the amortized goodwill, (3) the deduction of corporate income tax by way of fiscal incentives for the reduction of tax and alleged additional amounts not eligible for rebate on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the Sudene. This tax assessment notice was immediately challenged by TIM Celular and a decision in the administrative proceeding is pending.

In March 2011, TIM Celular, as successor to TIM Nordeste received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 thousand concerning income and social contribution taxes referring to: (1) the deduction of goodwill amortization expenses, (2) the exclusion of the reversal of the goodwill from the former BITEL, (3) the improper offsetting of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel, (4) improper use of the Sudene income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department,(5) the deduction of WHT without proof of payment, (6) the deduction of accruals without proof of payment,(7) a one-off penalty for underpayment of estimates, (8) a regulatory penalty for omitting information and failure to produce digital files, and (9) a supplementary entry to the administrative proceedings mentioned in the above paragraph. This notice was immediately contested by the TIM Celular, and a decision in the administrative proceeding is pending.

IRRF

In December 2006, the subsidiary Intelig received a notification from the Federal Revenue Department amounting to R$49,652 thousand, arising from the alleged failure to pay IRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was successfully challenged in an administrative proceeding in view of the final favorable decision on a related writ of mandamus.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026 thousand, of which the amount of R$1,029 thousand was provisioned for in November 2011, involving: (1) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payments to unidentified beneficiaries, (2) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming, and (3) reductions on fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by TIM Celular and a decision in the administrative proceeding is pending.

ICMS

TIM Celular received assessment notices from the tax authorities in the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunications services provided by us and allegedly not paid, as well as in connection with the sale of phone sets.  As a result of various favorable decisions in relation to the administrative proceedings the amount that is now being disputed is R$41,066 thousand (the original tax assessment was for the sum of R$95,449 thousand). TIM Celular is currently challenging these assessments at both the administrative as well as judicial levels. Based on the opinions of our internal and external counsel, management concluded that the processes still in progress may result in a possible loss for TIM Celular.

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities of various Brazilian states in relation to the payment of ICMS regarding operating aspects with respect to our services, as well as the sale of goods. Some grounds or reasons for these tax assessments according to the allegations of the respective authorities include: (1) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale, (2) recording of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register, (3) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed, (4) alleged failure to make payment due to differences between the amount actually paid and the amount declared, and (5) payment of tax outside of the terms established by the state legislation, among others. The aforementioned assessments are being challenged at both the administrative as well as the judicial level. The aggregate amount involved in those cases being disputed where the amount is in excess of R$14,000 thousand totals R$315,552 thousand.

TIM Celular received tax assessment notices for ICMS from the tax authorities in the States of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the “Fundo de Combate à Pobreza e às Desigualdades Sociais” (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services to pre-paid customers. The aforementioned assessments are being challenged at the administrative and judicial levels and total R$110,535 thousand.

TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the sums of R$16,406 thousand and R$46,923 thousand, respectively, in connection with the failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and total of R$63,329 thousand.

TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the sums of R$329,471 thousand and R$24,771 thousand, respectively, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. TIM Celular intends to challenge the aforementioned collection with the higher court.

In 2008, 2009 and 2010, TIM Celular received tax assessment notices in the aggregate amount of R$77,760 thousand from the tax authorities of the States of Ceará, Pernambuco and Paraná in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level.

TIM Celular received assessment notices  from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 thousand and R$28,668 thousand involving the alleged failure to pay ICMS on telecommunication services provided to pre-paid customers on outgoing telephone card operations. These assessments are being challenged at the administrative level.

In November 2010 and December 2011, TIM Celular received three assessment notices from the tax authorities of the States of São Paulo, Rio Grande do Sul and Paraná for a total amount of R$83,782 thousand involving the reversal of ICMS tax credits with respect to the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative level.

In May 2011, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R$367,860 thousand involving (1) a penalty for alleged non-compliance with an ancillary obligation by not presenting the 60i register of the SINTEGRA file for 2007 and 2008, and (2) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged at the administrative level.

In July and October 2011, TIM Celular received tax assessment notices from the tax authorities of the State of São Paulo in the amount of R$216,472 thousand involving (1) the alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as “non-taxable/exempt”, and (2) the alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving the services contested, leading to the reversal of debits without complying with the legislation. TIM Celular is challenging these assessments at the administrative level.

In December 2011, TIM Celular received two tax assessment notices from the State of Paraná, amounting to R$100,462 thousand and involving improper crediting of ICMS tax for the periods from May 2010 to August 2011, and from September 2011 to November 2011. TIM Celular is challenging these assessments at the administrative level.

In December 2011, Intelig filed a legal action against the tax assessment notice from the State of São Paulo, in the amount of R$ 20,285 thousand, involving the alleged improper appropriation of ICMS tax credits referring to the reversal of debits declared in the ancillary obligations of the state.  Intelig is challenging this assessment at the administrative level.

ISS

On December 20, 2007, TIM Celular received an assessment notice from the municipality of Rio de Janeiro for R$94,359 thousand for allegedly failing to pay ISS on the following services: technical programming, administrative services on plan cancellation, telephone directory assistance services, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged at the administrative level.

Telecommunications Services Universalization Fund (“FUST”)

On December 15, 2005, Anatel issued Abstract No. 07 aimed, among other things, at charging FUST contributions on interconnection revenue earned by telecommunications service providers, from the date upon which Law No. 9998 came into force.  Based on the enacting legislation (including the provision in the sole paragraph of Article 6 of Law No. 9998), we believe the abovementioned revenue is not subject to the FUST charges. Management has taken the necessary measures to protect our interest and a writ of mandamus was filed to protect our interests in connection with the non-payment of FUST on interconnection revenue. Anatel’s intention to charge FUST on this revenue has been suspended, due to a judicial decision in our favor. A decision on the writ of mandamus by the appellate court is pending.

Since October 2006, Anatel has issued a number of assessment notices against TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenue for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period add up to a total of R$529,823 thousand.

Intelig has received a number of assessment notices from Anatel, which add up to a total amount of R$59,902 thousand, in connection with FUST charges that are allegedly due on interconnection revenue for the periods from January to December of 2001 to 2007. The aforementioned assessments are being challenged at administrative level.

Telecommunications Technological Development Fund (“FUNTTEL”)

The Ministry of Communications filed assessment notices against TIM Celular amounting to R$213,212 thousand, in connection with FUNTTEL amounts due on interconnection revenue for the years from 2001 to 2007, as well as a fine for arrears. We believe that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard our interests in relation to the non-payment of FUNTTEL on interconnection revenue, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenue is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by TIM Celular.

Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$19,474 thousand in connection with FUNTTEL charges that are allegedly due on interconnection revenue for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

Dividend Policy

Under our bylaws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity.  We may also make additional distributions to the extent of available distributable profits and reserves.  Our subsidiary TIM Celular is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on shareholders’ equity.

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders.  The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time.  Dividends are not subject to withholding income tax when paid.  On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

For the purposes of Brazilian corporate law, and in accordance with our bylaws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net income for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital.  Losses, if any, may be charged against the legal reserve.

Brazilian corporate law also provides for two discretionary allocations of net income that are subject to approval by the shareholders at the annual meeting.  First, a percentage of net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs.  Second, if the mandatory distributable amount exceeds the sum of realized net income in a given year, such excess may be allocated to unrealized revenue reserve.  Under Brazilian corporate law, realized net income is defined as the amount of net income that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian corporate law, any company may, as a term in its bylaws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve.  The company’s bylaws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

We may also allocate a portion of our net income for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders.  Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized.  The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years.  Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and Brazilian GAAP.

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•
its management (board of directors and board of executive officers) and Statutory Audit Committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

•
the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

For the purposes of Brazilian corporate law, the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends.

Payment of Dividends

We are required by law and by our bylaws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our Board of Directors.  The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31.  Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

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

Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais.  On September 13, 2011, the last reported sales price of our common shares on the BM&FBOVESPA was R$8.91 and the last reported sales price of our ADSs on the NYSE was U.S.$26.45.

At an extraordinary shareholders meeting held on June 22, 2011 our shareholders approved, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (2) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by us to the Novo Mercado, and (3) amendments to our bylaws.

In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with the  BM&FBOVESPA.  Through this agreement, which became effective on July 27, 2011, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares started trading on the Novo Mercado segment of the BM&FBOVESPA.  Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.

Prior to August 2, 2011 we had common shares and preferred shares listed on the BM&FBOVESPA under the symbols “TCSL3” and “TCSL4,” respectively.  Our ADSs listed on the NYSE each represented 10 preferred shares.  As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011.  On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE.  From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, by using the code “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2007	46.40	29.54	8.10	5.80	12.47	8.30
December 31, 2008	43.80	11.44	7.33	2.42	9.83	4.49
December 31, 2009	30.13	11.99	5.20	2.64	7.95	4.93
December 31, 2010	35.07	23.58	5.90	4.27	8.03	5.78
December 31, 2011	31.30	20.01	N/A	N/A	9.80	6.81

Year ended December 31, 2010
First quarter	30.43	24.68	5.39	4.71	7.80	6.66
Second quarter	28.69	23.58	5.08	4.27	7.35	5.78
Third quarter	32.99	26.25	5.57	4.68	8.03	6.82
Fourth quarter	35.07	30.90	5.90	5.23	7.34	6.68

Year ended December 31, 2011
First quarter	26.01	20.02	7.12	5.63	8.60	6.84
Second quarter	29.87	25.98	7.81	6.88	9.00	8.10
Third quarter	31.30	23.08	N/A	N/A	9.80	7.60
Fourth quarter	37.31	22.14	N/A	N/A	9.60	8.20

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)

Year ended December 31, 2012
First quarter	32.47	25.80	N/A	N/A	11.66	9.33

Month ended
November 30, 2011	26.56	22.14	N/A	N/A	9.10	8.21
December 31, 2011	26.05	23.70	N/A	N/A	9.60	8.51
January 31, 2012	28.85	25.80	N/A	N/A	9.90	9.40
February 29, 2012	30.71	27.62	N/A	N/A	10.44	9.33
March 31, 2012	32.47	28.72	N/A	N/A	11.66	9.97
April 30, 2012	32.99	29.66	N/A	N/A	11.95	11.00
May 31, 2012 (through May 11)	29.67	26.83	N/A	N/A	11.34	10.45

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Trading on Brazilian stock exchanges by a holder not deemed to be domiciled in Brazil, for Brazilian tax and regulatory purposes (a “non-Brazilian holder”), is subject to certain limitations under Brazilian foreign investment legislation.  With limited exceptions, non-Brazilian holders may only trade on Brazilian stock exchanges in accordance with the requirements of Resolution CMN 2,689.  Resolution CMN 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions and be registered with a clearinghouse duly authorized by the Central Bank and the CVM.  In addition, Resolution CMN 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets.  With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution CMN 2,689 to other non-Brazilian holders through a private transaction.  See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution CMN 2,689.

Differentiated Levels of Corporate Governance and the Novo Mercado

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, BM&FBOVESPA has implemented certain new initiatives, including:

•	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed in BM&FBOVESPA; and

•	a new separate listing segment for qualifying issuers referred to as the Novo Mercado.

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

The Novo Mercado is a separate listing segment for the trading of shares issued by companies that voluntarily adopt certain additional corporate governance practices and disclosure requirements which are more demanding than those required by the current law in Brazil.  Companies may qualify to have their shares traded in the Novo Mercado, if, in addition to complying with the Level 2 corporate governance practices referred to above, their capital stock consists only of voting common shares.

On May 20, 2011 the Board of Directors of TIM Participações recommended to the Extraordinary General Shareholders’ Meeting of the Company its migration to the Novo Mercado listing segment of BM&FBOVESPA, which took place on June 22, 2011.  With this migration TIM moves to the highest level of corporate governance.  Only 26% of Brazilian listed companies are in the Novo Mercado and TIM will be the only telecommunications company stock among them.

BM&FBOVESPA Market Administration Panel

Pursuant to Law No. 9,307/96, a Market Arbitration Panel (the “Panel”) has been established by the BM&FBOVESPA.  The Panel was established to settle certain types of disputes, including disputes relating to corporate governance, securities issues, financial regulatory issues and other capital market matters, with respect to BM&FBOVESPA listed companies that have undertaken to voluntarily comply with Level 2 and Novo Mercado levels of corporate governance and disclosure.  The Panel will provide a forum for dispute resolution involving, among others, the BM&FBOVESPA, the applicable listed company and the shareholders, directors and management of the applicable listed company.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporate law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets in general; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

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

Under Brazilian corporate law, a corporation is either publicly held (companhia aberta), as we are, or closely held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting requirements.  We have the option to ask that trading in securities on BM&FBOVESPA be suspended in anticipation of a material announcement.  Trading may also be suspended on the initiative of BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BM&FBOVESPA.

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

Trading on BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for our preferred shares on behalf of the Depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto.  In the event that a holder of ADSs exchanges preferred shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our preferred shares or upon distributions relating to our preferred shares, unless the holder obtains a new registration.  See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

The following summarizes certain material provisions of TIM’s bylaws and the Brazilian corporate law, the main bodies of regulation governing us.  Copies of TIM’s bylaws have been filed as exhibits to this annual report on Form 20-F.  Except as described in this section, TIM’s bylaws do not contain provisions addressing the duties, authority or liabilities of the directors and senior management, which are instead established by Brazilian corporate law.

Registration

TIM’s bylaws have been registered with the Public Registry of the state of Rio de Janeiro under company number (NIRE) 33.3.0027696-3.

Corporate Purpose

Article 2 of our bylaws provides that our corporate purpose is to: (1) control the companies that offer telecommunications services, including mobile personal telephone services and others, in their respective authorization and/or concession areas; (2) promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas; (3) promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies; (4) promote and incentive study and research activities for the development of the mobile telephone services industry; (5) provide specialized technical mobile telecommunications services through controlled or affiliated companies; (6) promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the mobile telephone services industry; (7) perform or promote the import of goods and services for the controlled or affiliated companies; (8) engage in any other activities related or akin to its purpose; and (9) hold interest in the corporate capital of other companies.

Company Management

According to our bylaws, our Board of Directors is comprised of at least five and at most nineteen permanent members.  The following is a description of some of the provisions of our bylaws concerning the Board of Directors:

•
the Board of Directors has the power to approve loans and financing as well as other transactions giving rise to indebtedness, for an amount exceeding R$300 million, as set forth in Article 22, Item XVI;

•	the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the executive officers, as necessary; and

•	the Board of Directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the bylaws with respect to:

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	age limits for retirement of directors;

•	required shareholding for director qualification; or

•	disclosure of share ownership.

The executive officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority.  Following is a description of some of the provisions of our bylaws concerning the board of executive officers:

•	the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;

•	the power to ratify, within the limits set forth in the bylaws, the purchase of materials and equipment and the execution of property, construction work and service agreements; and

•
the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30.0 million, provided that certain provisions of the bylaws are observed

Rights Relating to our Shares

Dividend Rights

Under our bylaws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity.  We may also make additional distributions to the extent of available distributable profits and reserves.  Our subsidiary TIM Celular is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on shareholders’ equity.

Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (juros sobre capital próprio) as an alternative form of making dividend distributions to the shareholders.  The rate of interest may not be higher than the Federal Government’s long-term interest rate as determined by BNDES from time to time.  Dividends are not subject to withholding income tax when paid.  On the other hand, interest on shareholders’ equity paid to shareholders is deductible from the corporation’s net income for tax purposes, but the distributions are subject to withholding tax.

For the purposes of Brazilian corporate law, and in accordance with our bylaws, adjusted net income is an amount equal to net profit adjusted to reflect allocations to and from:

•	the legal reserve; and

•	contingency reserves.

We are required to maintain a legal reserve, to which we must allocate 5% of net income for each fiscal year until the amount for such reserve equals 20% of our capital. However, we are not required to make any allocations to our legal reserve in respect of any fiscal year in which our legal reserve, together with our other capital reserves, exceeds 30% of our capital.  Losses, if any, may be charged against the legal reserve.

Brazilian corporate law also provides for two discretionary allocations of net income that are subject to approval by the shareholders at the annual meeting.  First, a percentage of net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs.  Second, if the mandatory distributable amount exceeds the sum of realized net income in a given year, such excess may be allocated to unrealized revenue reserve.  Under Brazilian corporate law, realized net income is defined as the amount of net income that exceeds the net positive result of equity adjustments and profits or revenues from operations with financial results after the end of the next succeeding fiscal year.

Under Brazilian corporate law, any company may, as a term in its bylaws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve.  The company’s bylaws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

We may also allocate a portion of our net income for discretionary appropriations for plant expansion and other capital investment projects, the amount of which would be based on a capital budget previously presented by our management and approved by shareholders.  Under Brazilian corporate law, capital budgets covering more than one year must be reviewed at each annual shareholders’ meeting. After completion of the relevant capital projects, we may retain the appropriation until the shareholders vote to transfer all or a portion of the reserve to capital realized.

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized.  The amounts available for distribution are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years.  Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and Brazilian GAAP.

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•
its management (board of directors and board of executive officers) and Statutory Audit Committee report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

•	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

•
the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

For the purposes of Brazilian corporate law, the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends.

Payment of Dividends

We are required by law and by our bylaws to hold an annual shareholders’ meeting by April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our board of directors.  The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31.  Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

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

Meeting of Shareholders

According to Brazilian law, shareholders must be previously notified through a notice published in three Brazilian official gazettes in order for an annual or extraordinary shareholders’ meeting to be held.  The notification must occur at least 15 days prior to the meeting scheduled date.  If the meeting so noticed is not held for any reason on first notice, a second notification must be published at least eight days before the second meeting date.

On the first notice, meetings may be held only if shareholders holding at least one-fourth of voting shares are represented.  Extraordinary meetings for the amendment of the bylaws may be held on the first notice only if shareholders holding at least two thirds of the voting capital are represented.  On a second call, the meetings are held regardless of quorum.

Pursuant to our bylaws and Brazilian corporate law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

•	take the management accounts; examine, discuss and vote on the financial statements;

•	decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and

•	elect the members of the statutory audit committee and, when applicable, the members of the board of directors.

An extraordinary shareholders’ meeting shall be convened whenever the Company interests so require.  Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•	to amend the bylaws;

•	to decide on the appraisal of assets given by shareholders to pay up capital stock;

•	to decide on the Company’s transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

•	to suspend the rights of shareholders not in compliance with their duties imposed by law, the bylaws or the Novo Mercado Listing Rules;

•	to elect and remove, at any time, the board of directors and the statutory audit committee;

•	to determine the global or individual remuneration of the board of directors, board of executive officers and the statutory audit committee;

•	to annually take the accounts of the management and decide on the submitted financial statements;

•	to decide where the Company shall file a civil liability law suit against the management for losses in the Company’s assets as provided by law;

•
to resolve in compliance with all provisions of any law, the bylaws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;

•	to decide on the withdrawal from the register of publicly-held companies before the CVM;

•	to decide on the delisting of the Company from the Novo Mercado listing segment;

•	to choose a company to prepare an opinion concerning the appraisal of the Company’s shares in the event of cancellation or delisting; and

•
to previously approve the execution of any agreements with a duration exceeding 12 months between the Company or its controlled companies, on the one hand, and the controlling shareholder or companies controlled, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other hand except when those agreements are governed by uniform clauses

Preemptive Rights

Except in the case of a public offering of ordinary shares or convertible debentures, public subscription or a public tender offer (whereby such actions must be authorized by the board of directors in accordance with article 22, section 2 of the bylaws), each of our shareholders has a general preemptive right to subscribe shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

Preemptive rights to purchase shares may not be offered to U.S. holders of the ADSs unless a registration statement under the Securities Act is effective with respect to the shares underlying those rights or an exemption from the registration requirements of the Securities Act is available.  Consequently, if you are a holder of our ADSs who is a U.S. person or is located in the United States, you may be restricted in your ability to participate in the exercise of preemptive rights.

Right of Redemption

Subject to certain exceptions, the common shares are redeemable by shareholders exercising withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	participate in a group of companies;

•	transfer all of our shares to another company in order to make us a wholly-owned subsidiary of that company;

•	split up, subject to the conditions set forth by Brazilian corporate law;

•	change corporate form;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law; or

•	merge or consolidate ourselves with another company.

The redemption right expires 30 days after publication of the minutes of the relevant shareholders’ meeting.  The shareholders would be entitled to reconsider any action giving rise to redemption rights within 10 days following the expiration of those rights if they determine that the redemption of shares of dissenting shareholders would jeopardize our financial stability.

Brazilian corporate law excludes dissenters’ rights in such cases for holders of shares that have a public float rate higher than 50% and that are “liquid.” Shares are defined as being “liquid” for these purposes if they are part of the BM&FBOVESPA Index or another stock exchange index (as defined by CVM).  For as long as our shares are part of any qualifying market index, the right of redemption shall not be extended to our shareholders with respect to decisions regarding our merger or consolidation with another company, or the participation in a group of companies as defined by Brazilian corporate law.  Currently, our common shares do not have a public float rate higher than 50%; accordingly dissenter’s withdrawal rights are applicable.

Unless otherwise provided in the bylaws, which is not the case with us, a shareholder exercising rights to redeem shares is entitled to receive the book value of such shares, determined on the basis of the last annual balance sheet approved by the shareholders.  If the shareholders’ meeting giving rise to redemption rights occurs more than 60 days after the date of the last annual balance sheet, a shareholder may demand that its shares be valued on the basis of a new balance sheet that is as of a date within 60 days of such shareholders’ meeting.

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts” the summary of certain financing agreements to which we have been a party, other than contracts entered into in the ordinary course of business.

D.	Exchange Controls

There are no restrictions on ownership of our common shares by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investments have been registered with the Central Bank.  Foreign investors may register their investment under Law No. 4,131 of September 3, 1962, or “Law No. 4,131,” or Resolution CMN 2,689.  Registration under Law No. 4,131 or under Resolution CMN 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad.  Resolution CMN 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.

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

Pursuant to Resolution CMN 2,689, foreign investors must:

•	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

•	complete the appropriate foreign investment registration form;

•	obtain registration as a foreign investor with the CVM; and

•	register the foreign investment with the Central Bank.

The securities and other financial assets held by the foreign investor pursuant to Resolution CMN 2,689 must be:

•	registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM; or

•	registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM.

In addition, securities trading by foreign investors pursuant to Resolution CMN 2,689 is restricted to transactions carried out on the stock exchanges or organized over-the-counter markets licensed by the CVM.

On January 26, 2000, the Central Bank enacted Circular No. 2,963, providing that beginning on March 31, 2000, all investments by a foreign investor under Resolution CMN 2,689 are subject to the electronic registration with the Central Bank.  Foreign investments registered under the Annex IV regulations were required to conform to the new registration rules by June 30, 2000.

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.  Our ADS program was approved under the Annex V regulations by the Central Bank and the Brazilian securities commission prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. According to Resolution CMN 2,689, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided the conditions set forth by the Central Bank and the CVM are complied with.

Under current Brazilian legislation, the federal government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.  For approximately six months in 1989 and early 1990, the federal government froze all dividend and capital repatriations that were owed to foreign equity investors, in order to conserve Brazil’s foreign currency reserves.  These amounts were subsequently released in accordance with federal government directives.  The imbalance in Brazil’s balance of payments increased during 1999, and there can be no assurance that such increases will not incur in the future or that the federal government will not impose similar restrictions on foreign repatriations in the future for similar or other reasons.

E.	Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold common shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the federal income tax laws of the United States thereunder as of the date hereof, both of which are subject to change. Holders of common shares or ADSs should consult their tax advisers as to the tax consequences of the ownership and disposition of common shares or ADSs in their particular circumstances.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty in the future. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of common shares or ADSs.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the ownership and disposition of common shares or ADSs by a non-Brazilian holder. This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult its tax adviser about the Brazilian tax consequences of investing in common shares or ADSs.

Taxation of Dividends

Dividends paid by us in cash or in kind from profits of periods beginning on or after January 1, 1996 (1) to the Depositary in respect of common shares underlying ADSs or (2) to a non-Brazilian holder in respect of common shares will generally not be subject to Brazilian income tax withholding.

Taxation of Gains

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if made by investors domiciled in a Low or Nil Tax Jurisdiction (see discussion below under “—Discussion on Low or Nil Tax Jurisdictions”). Although we believe that the ADSs will not fall within the definition of assets located in

Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax or taxed at a rate of 15% or 25%, depending on the circumstances.  Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax or subject to income tax at a rate of 15% if the gain is realized by a Low or Nil Tax Jurisdiction Holder. Gains realized through transactions on Brazilian stock exchanges are otherwise subject to Brazilian income tax at a rate of 15% and also to Brazilian withholding tax at a rate of 0.005% (to offset the Brazilian income tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if made by investors resident in a Low or Nil Tax Jurisdiction. Non-Brazilian holders should consult their tax advisors on the applicable income tax rate.

Non-Brazilian holders of common shares registered under Resolution CMN 2,689 (which, pursuant to Resolution 1,927, includes ADSs) and which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to favorable tax treatment than as described above if the investor has:

•	appointed a representative in Brazil with power to take action relating to the investment in common shares;

•	registered as a foreign investor with the CVM; and

•	registered its investment in common shares with the Central Bank.

Under Resolution CMN 2,689, securities held by foreign investors must be maintained under the custody of, or in deposit accounts with, financial institutions duly authorized by the Central Bank and the CVM. In addition, securities trading is restricted under Resolution CMN 2,689 to transactions on Brazilian stock exchanges or qualified over-the-counter markets. The preferential treatment afforded under Resolution CMN 2,689 and afforded to investors in ADSs is not available to investors resident or domiciled in Low or Nil Tax Jurisdictions.

There can be no assurance that the current preferential treatment for non-Brazilian holders of common shares under Resolution CMN 2,689 will be maintained.

Gain on the disposition of common shares, subject to the tax treatment described above, is measured by the difference between the amounts in Brazilian currency realized on the sale or exchange and the acquisition cost of the shares sold, measured in Brazilian currency, without any correction for inflation. The acquisition cost of shares registered as an investment with the Central Bank is calculated on the basis of the foreign currency amount registered with the Central Bank.

There is a possibility that gains realized by a non-Brazilian holder upon the redemption of common shares will be treated as gains from the disposition of such common shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 15%, or 25% if realized by an investor resident in a Low or Nil Tax Jurisdiction.

Any exercise of preemptive rights relating to common shares or ADSs should not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to common shares should be subject to the same tax treatment applicable to a sale or disposition of our common shares.

The deposit of common shares in exchange for the ADSs may be subject to Brazilian income tax if the amount previously registered with the Central Bank as a foreign investment in our common shares is lower than

•	the average price per common share on the BM&FBOVESPA on the day of the deposit; or

•	if no common shares were sold on that day, the average price per common share on the BM&FBOVESPA during the fifteen preceding trading sessions.

The difference between the amount previously registered and the average price of the common shares, calculated as set forth above, may be considered by the tax authorities as a capital gain subject to income tax. Unless the common shares were held in accordance with Resolution CMN 2,689, in which case the exchange would be tax-free, the capital gain will be subject to income tax at the following rates: (1) 15%, for gains realized through transactions that were conducted on Brazilian stock exchanges; or (2) 15%, or 25% if realized by investors resident in Low or Nil Tax Jurisdiction, for gains realized through transactions in Brazil that were not conducted on the Brazilian stock exchanges.

The cancellation of ADSs in exchange for common shares is not subject to Brazilian income tax if the non-Brazilian holder qualifies under Resolution CMN 2,689, but is subject to the IOF/Exchange tax as described below. If such non-Brazilian holder does not qualify under Resolution CMN 2,689, it will be subject to the less favorable tax treatment described above in respect of exchanges of common shares.

There can be no assurance that the current favorable tax treatment of non-Brazilian holders of common stock under Resolution CMN 2,689 will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

For purposes of Brazilian law, Low or Nil Tax Jurisdictions are countries and jurisdictions that do not tax income or that have a maximum income tax rate lower than 20%. Since 1998, the Brazilian Internal Revenue Service has issued acts expressly listing the countries/jurisdictions that are to be considered low tax jurisdictions for Brazilian tax purposes. Currently, the tax authorities have deemed approximately 65 countries to be low tax jurisdictions pursuant to Normative Instruction 1,037/2010, article 1. These countries include the Bahamas, the British Virgin Islands, the Cayman Islands, Hong Kong and Singapore.

Under Brazilian tax legislation, holders domiciled in low or nil tax jurisdictions are: (1) subject to a higher rate of withholding tax on income and capital gains; (2) not entitled to exemptions for investments in the Brazilian capital markets; (3) subject to automatic application of transfer pricing rules in transactions with Brazilian legal entities that are resident in Brazil; and (4) subject to thin capitalization rules on debt with legal entities that are resident in Brazil.

On June 24, 2008, Law No. 11,727/08 introduced the concept of “privileged tax regime,” which is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 20%; (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; (3) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (4) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. According to article 2 of Normative Instruction 1,037/2010, LLCs incorporated in the United States, among others, are listed as privileged tax regimes by the tax authorities.

In principle, the best interpretation of Law No. 11,727/08 is that the new concept of privileged tax regime should be solely applied for purposes of transfer pricing rules in export and import transactions. However, due to the recent enactment of this Law, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction. The provisions of Law No. 11,727/08 that refer to the privileged tax regime came into effect on January 1, 2009. Although we are of the opinion that the concept of privileged tax regime should not affect the tax treatment of a non-resident shareholder described above, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of privileged tax regime will extend such concept to the tax treatment of a non-resident shareholder described above.

Prospective purchasers should therefore consult with their tax advisors regarding the consequences of the implementation of Law No. 11,727/08, Normative Instruction No. 1,037/2010 and of any related Brazilian tax laws or regulations concerning Low or Nil Tax Jurisdictions and privileged tax regimes.

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

Distributions of interest on capital paid to Brazilian and non-Brazilian holders of common shares, including payments to the Depositary in respect of common shares underlying ADSs, are deductible by us for Brazilian tax purposes up to the limit mentioned above. Such payments are subject to Brazilian income tax withholding at the rate of 15%, except for payments to beneficiaries who are exempt from tax in Brazil, which are free of Brazilian tax, and except for payments to beneficiaries domiciled in Low or Nil Tax Jurisdictions, whose payments are subject to withholding at a 25% rate.

No assurance can be given that our Board of Directors will not recommend that future distributions of profits be made as interest on capital instead of as dividends.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of the common shares or ADSs by a non-Brazilian holder except for gift and inheritance taxes levied by some states in Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or in the relevant state to individuals or entities that are resident or domiciled within such state in Brazil. There is no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of common shares or ADSs.

Tax on Foreign Exchange and Financial Transactions

Tax on foreign exchange transactions, or the “IOF/Exchange Tax”

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. The Brazilian government increased the tax rate related to foreign investments in the Brazilian financial and capital markets to 6.0%, except for investments made pursuant to Resolution CMN 2,689, which are exempted according to Decree No. 7,457/2011, which modified the IOF/Exchange Tax rate from 2.0% to zero.

The outflow of funds from Brazil related to investments carried out pursuant to Resolution CMN 2,689, including for dividend payments and return of capital, remains subject to the 0% rate. In any case, the Brazilian Government is permitted to increase the rate at any time up to 25%. However, any increase in rates may only apply to future foreign exchange transactions.

Tax on transactions involving bonds and securities, or the “IOF/Bonds Tax”

Brazilian law imposes the IOF/Bonds Tax on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving the deposit of common shares in exchange for ADSs is currently 1.5%. The rate is applied to the product of the number of common shares received and the closing price for those shares on the date prior to the transfer, or if such closing price is not available, the last available closing price for such shares.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities. The discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers or traders in securities or foreign currencies who use a mark-to-market method of tax accounting;

•
persons holding common shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons who acquired our common stock or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding shares in connection with a trade or business conducted outside of the United States; or

•	persons holding common shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the “Code,” administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

A “U.S. Holder” is a holder who, for U.S. federal tax purposes, is a beneficial owner of common shares or ADSs that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying common shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary, or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Brazilian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares or ADSs in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on common shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013 are taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether a favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at a favorable rate.

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

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the common shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. If a Brazilian tax is withheld on the sale or other disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or other disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations – Taxation of Gains” for a description of when a disposition may be subject to taxation by Brazil.

Foreign Tax Credits in Respect of Brazilian Taxes

Subject to applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs generally will be creditable against a U.S. Holder’s U.S. federal income tax liability.

A U.S. Holder will be entitled to use foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Because a U.S. Holder’s gains from the sale or exchange of common shares or ADSs will generally be treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of the Brazilian taxes imposed on any such gains. U.S. Holders should consult their tax advisers as to whether these Brazilian taxes may be creditable against the U.S. Holder’s U.S. federal income tax liability on foreign-source income from other sources. Instead of claiming a credit, a U.S. Holder may elect to deduct such Brazilian taxes in computing its taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

The Brazilian IOF/Bond Tax and the IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2011 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the resulting tax liability for such taxable year. Similar rules would apply to any distribution received by a U.S. Holder on its common shares or ADSs to the extent in excess of 125% of the average of the annual distributions on common shares or ADSs received by a U.S. Holder during the preceding three years or such U.S. Holder’s holding period, whichever is shorter. Certain elections (such as a mark-to-market election) may be available that would result in alternative treatment under the PFIC rules. U.S. Holders should consult their tax advisers to determine whether the Company is a PFIC for any given taxable year and the tax consequences to them of holding shares in a PFIC.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, such U.S. Holder may be required to file an informational report with the Internal Revenue Service, or the “IRS,” containing such information as may be required under applicable law.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) the U.S. Holder is an exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to exceptions (including an exception for stock held through a U.S. financial institution).  Other U.S. Holders may be subject to similar rules in the future.  U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the common shares or ADSs.

U.S. HOLDERS OF OUR COMMON SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

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

Interest Rate Risk

On December 31, 2011, our outstanding debt accrued interest at the CDI, FIXED, TJLP and IPCA totaled R$3,705 million.  On the same date, we had cash and cash equivalents, in the amount of R$3,635 million and R$26 million in Long-term instruments accruing interest at the CDI rate.

Over one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2011 would have resulted in a variation of R$37 million in our interest expenses from financial contracts and a variation of R$32,7 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).  For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories.  This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

Exchange Rate Risk

As of December 31, 2011, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans.  We enter in to hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.  Our foreign-exchange hedging agreements protect us from devaluations of the real but expose us to potential losses in the event the foreign currencies decline in value against the real.  However, any such decline in the value of foreign currencies would reduce our costs in reais in terms of planned capital expenditures as discussed below.

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

Each ADS represents five common shares, deposited with the custodian and registered in the name of the depositary.

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

Ongoing Reimbursements by the Depositary

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company’s expenses related to the establishment and maintenance of the ADR program.  Such reimbursable expenses include legal fees, investor relations servicing, investor related presentations, broker reimbursements, ADR- related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, accountants´ fees in relation to this Form 20-F fillings with the SEC and other bona fide Program-related third party expenses.

During the year ended December 31, 2011, we received from our depositary U.S.$ 1,499,428.57 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities.  See also “Item 10.E. Additional Information – Taxation.”

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

At an extraordinary shareholders meeting held on June 22, 2011 our shareholders approved, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (2) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by us to the Novo Mercado, and (3) amendments to our bylaws.

In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with the  BM&FBOVESPA.  Through this agreement, which became effective on July 27, 2011, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares started trading on the Novo Mercado segment of the BM&FBOVESPA.  Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.

Prior to August 2, 2011 we had common shares and preferred shares listed on the BM&FBOVESPA under the symbols “TCSL3” and “TCSL4,” respectively.  Our ADSs listed on the NYSE each represented 10 preferred shares.  As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011.  On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE.  From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, by using the code “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

Item 15.  Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.  Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act).  Our internal control system was designed to provide reasonable assurance as to the integrity and reliability of the published financial statements. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the control system are met.

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2011.  Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework.  Our management concluded that as of December 31, 2011, our internal control over financial reporting was adequate and effective, based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2011.  The report on the audit of our internal control over financial reporting is included below.

(c) Audit Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2011.  The audit report appears as follows:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
May 14, 2012

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of three to five effective members and an equal number of alternates, who may or may not be shareholders, elected by the General Shareholders’ Meeting. This year we have four members, three elected by our controlling shareholder and one by the minority shareholders. Our Statutory Audit Committee has determined that one of its members, Mr. Oswaldo Orsolin, an independent members of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

Item 16B.  Code of Ethics

We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Executive Officers, controlling shareholders and members of our Statutory Audit Committee in accordance with CVM rules satisfying the requirements of Brazilian Law. Our Code of Conduct and Transparency is filed as an exhibit to this annual report and is available on our website at http://www.tim.com.br/ir. The Code of Conduct and Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4.A. Information on the Company—History  and Development of the Company—Basic Information.” The Code of Conduct and Transparency was updated on the Board of Directors’ Meeting held on May 3, 2010.

Our Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of the Sarbanes-Oxley Act.  However, pursuant to company policy and section 156 of Brazilian corporate law No. 6.404 an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company.  This disqualification must be disclosed to the board.  Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

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

During the same period, a committee formed by the members of the Internal Auditing, Human Resources and Security Committee was created to analyze reported complaints and take the necessary actions.

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Auditores Independentes and Ernst Young, during the years ended December 31, 2011 and 2010:

	Year ended December 31,
	2011	2010
	(in thousands of reais)

Audit fees	2,584	2,127
Audit–related fees	873	281
Tax fees	–	–
All other fees	–	–
Total fees	3,457	2,408

Audit fees in the above table are the aggregate fees billed PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes Oxley Act.

In 2011, our external auditors provided audit services other than in connection with the audit of our financial statements. These services included (1) assurance on the sustainability report, (2) assurance on the carbon inventory report, (3) due diligence, (4) issuance of a comfort letter in connection with our equity offering, (5) previously agreed procedures, which represented 35% of total fees for auditing our financial statements.

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Statutory Audit Committee. Accordingly, the Statutory Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “PreApproval Policy”).  Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre- approved by the Statutory Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Statutory Audit Committee of pre-approved services.  The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre- Approval Policy affirms that the Statutory Audit Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management. All non-audit services provided by the Group’s principal auditing firm in 2009 were approved by the audit committee, and all such non-audit services to be provided in the future will also require approval from the audit committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Brazilian corporate law requires that we have a statutory Board of Auditors (referred to as our Statutory Audit Committee or Conselho Fiscal).  Our Statutory Audit Committee meets the requirements of the general exemption set forth in Exchange Act Rule 10A-3(c)(3).  See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Auditors/Audit Committee.” Our Statutory Audit Committee is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements, management acts and certain proposals to be submitted to shareholders’ meetings, such as proposals made by management regarding investment plans, capital expenditures budget, dividends distribution and corporate restructuring involving the company.  However, the Statutory Audit Committee, as required by Brazilian corporate law, has only an advisory role and does not participate in the management of the company.  Indeed, decisions of the Statutory Audit Committee are not binding on the company under Brazilian corporate law.  Our Board of Directors, under Brazilian corporate law, is the only entity with the legal capacity to appoint and terminate any independent registered public accounting firm.

Since Brazilian corporate law does not specifically grant our Statutory Audit Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a Statutory Audit Committee charter at a shareholders’ meeting held on May 6, 2004 and revised the charter at the shareholders’ meeting held on March 16, 2006 and later at the Statutory Audit Committee Meeting held on June 24, 2009, to clarify that the Statutory Audit Committee has certain powers and duties, which include among others the powers herein mentioned, and also further specified heightened qualification requirements for members of the Statutory Audit Committee.  On May 4, 2006, our Board of Directors approved the submission to the Shareholders’ Meeting of a proposal to amend our bylaws.  The proposal provides for the incorporation of the above-mentioned powers, duties and qualifications relating to the Statutory Audit Committee into the bylaws.  Said proposal was approved by the Shareholders’ meeting held on June 5, 2006.

We do not believe that our use of the Statutory Audit Committee in accordance with Brazilian corporate law, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the Statutory Audit Committee to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or to fulfill its fiduciary and other obligations under Brazilian law.  It is presently contemplated that the Statutory Audit Committee will continue to be independent.  However, because the members of the Statutory Audit Committee will continue to be elected, and its budget will continue to be set, at the general shareholders’ meeting, we can make no assurance that the Statutory Audit Committee or its future members will continue to be independent from the Company or from our controlling shareholder in the future.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Principal Differences Between Brazilian and US. Corporate Governance Practices

The significant differences between our corporate governance practices and those of the New York Stock Exchange are as follows:

Independence of Directors and Independence Tests

Neither our Board of Directors nor our management tests the independence of directors before elections are made.  However, both Brazilian corporate law and the CVM establish rules for certain qualification requirements and restrictions, investiture, compensation, and duties and responsibilities of the companies’ executives and directors.  We believe these rules provide adequate assurances that our directors are independent, and they permit us to have directors that would not otherwise pass the independence tests established by the NYSE.

Executive Sessions

According to Brazilian corporate law, up to one-third of the members of the Board of Directors can be elected for executive positions. The remaining non management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management.

Committees

Even though we are not required under applicable Brazilian corporate law to have special advisory committees of the Board of Directors, we have two such committees: the Internal Control and Corporate Governance Committee and the Compensation Committee, which were implemented on September 30, 2008.  Pursuant to our bylaws our directors are elected by our shareholders at a general shareholders’ meeting.  Compensation for our directors and executive officers is established by our shareholders.

Audit Committee and Additional Requirements

Because Brazilian corporate law does not specifically grant our Statutory Audit Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a Statutory Audit Committee charter at the shareholders’ meeting held on May 6, 2004 and revised the charter at the shareholders’ meeting held on March 16, 2006 and later at the Statutory Audit Committee’s Meeting held on June 24, 2009, to clarify that the Statutory Audit Committee has certain powers and duties, which include the powers herein mentioned.

We do not believe that our use of the Statutory Audit Committee in accordance with Brazilian corporate law, as opposed to the provisions set forth in Exchange Act Rule 10A-3(b), materially adversely affects the ability of the Statutory Audit Committee to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3 or fulfill its fiduciary and other obligations under Brazilian law.  It is presently contemplated that the Statutory Audit Committee will continue to be independent.  However, because the Statutory Audit Committee’s members will continue to be elected and its budget will continue to be set at the general shareholders’ meeting, we can make no assurances that the Statutory Audit Committee or its future members will continue to be independent from our controlling shareholder in the future.

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

Corporate Governance Guidelines

NYSE rules require that listed companies adopt and disclose corporate governance guidelines.  Since we have migrated to the BM&FBOVESPA’s Novo Mercado, we are subject to those rules on corporate governance, which include a disclosure policy, a policy on publicizing acts or relevant facts, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, a policy on securities transactions, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.

Code of Business Conduct and Ethics

NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement.

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

We have responded to Item 18.

Item 18.  Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19.  Exhibit Index

EXHIBIT INDEX

1.1*	Bylaws of TIM Participações S.A. approved at the Annual Shareholder’s Meeting held on April 11, 2012.

2.1
Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., J.P. Morgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.1*	Credit Agreement, dated as of January 28, 2008, between TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender. (English translation)

4.2*	Credit Agreement, dated as of April 18, 2008, as amended, between Santander as lender, and TIM Celular, as borrower. (English translation)

4.3*	Credit Agreement, dated as of May 5, 2008, as amended, between Santander as lender, and TIM Celular, as borrower. (English translation)

4.4*	Finance Contract, dated as of December 29, 2011, among European Investment Bank, as lender, TIM Celular S.A., as borrower.

4.5*	Loan Agreement dated as of September 5, 2011, between Tim Celular and JP Morgan, under Resolution CMN No. 4131.

4.6*	Loan Agreement dated as of September 6, 2011, between Tim Celular and Bank of America, under Resolution CMN No. 4131.

4.7*
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower. (English translation)

4.8*
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower. (English translation)

4.9*
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and AES Communications Rio de Janeiro S/A. (now denominated TIM Fiber RJ S/A) acquired by TIM Celular on October 2011, as borrower. (English translation)

4.10*
Facility agreement with Santander dated August 31, 2009, as amended, contracted under Resolution CMN n. 2.770 (foreign currency denominated debt swapped into local floating interest rate denominated currency). (English translation)

4.11*	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation).

4.12*	Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation).

4.13*	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation).

4.14*	Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012

4.15
Loan Agreement, dated as of October 6, 2009, between BNDES Bank, as lender, and TIM Celular S.A. as borrower and TIM Participações S.A., as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

4.16
Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.17
Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Nordeste S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.18
Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.19
Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.20
Loan Agreement, dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.21
Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES Bank, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.22
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.23
Second Amendment to the Cooperation and Support Agreement, dated as of April 22, 2009, between Telecom Itália S.p.A. and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.24
Credit Agreement dated as of June 28, 2004, as amended December 3, 2004, by and between Banco do Nordeste do Brasil S.A., as lender, and TIM Nordeste, as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.25
Guarantee Agreement dated as of June 24, 2004 among Banco Bradesco S.A., TIM Nordeste Telecomunicações and Tele Nordeste Celular Participações S.A. (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.26
Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participações S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on July 2, 2001.

4.27
Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 19, 2004.

4.28
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

4.32
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

4.45	Term of Authorization for Use of Radiofrequencies, dated as of November 30, 2005, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda.

4.46
Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

4.47
Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 37 to our consolidated financial statements included in this annual report.

8.1*	List of Significant Subsidiaries.

11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

12.1*	Section 302 Certification of the Chief Financial Officer and acting principal executive officer.

13.1*	Section 906 Certification of the Chief Financial Officer and acting principal executive officer.

15.1*	Consent of PricewaterhouseCoopers Auditores Independentes.

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

CDMA (Code Division Multiple Access):  A standard of digital mobile telecommunications technology.

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

FDD (Frequency Division Duplex):  A technology used in wireless communications where the uplink and the downlink use a different frequency.

GSM (Global System Mobile):  A standard of digital mobile telecommunications technology.

Interconnection charge:  Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge.”

MMDS:  A multichannel multipoint distribution service.

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

UMTS (Universal Mobile Telecommunications System):  A third-generation mobile communication standard in which data travels at 2 Mbps over a broadband system.

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

TIM PARTICIPAÇÕES S.A.

Dated:	May 14, 2012	By:	/s/ Claudio Zezza
			Name:	Claudio Zezza
			Title:	Chief Financial Officer and Company Representative

TIM Participações S.A.
and subsidiaries
Consolidated financial statements in
December 31, 2011
and independent auditors' report

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2011

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
May 14, 2012

TIM Participações S.A. and subsidiaries

Consolidated balance sheets as of December 31
In thousands of reais

Assets	2011	2010

Current assets
Cash and cash equivalents (Note 6)	3,262,855	2,376,232
Financial assets valued at fair value through income (Note 7)	1,872	18,177
Trade accounts receivable (Note 8)	3,285,782	2,660,618
Inventory (Note 9)	273,171	228,654
Indirect taxes and contributions recoverable (Note 10)	608,025	494,036
Direct taxes and contributions recoverable (Note 11)	616,235	361,929
Prepaid expenses (Note 13)	114,502	93,768
Derivative transactions (Note 40)	55,889	6,122
Other assets (Note 15)	68,795	98,591

	8,287,126	6,338,127

Non-current assets
Financial assets valued at fair value through income (Note 7)	25,873	13,692
Trade accounts receivable (Note 8)	59,712	36,812
Indirect taxes and contributions recoverable (Note 10)	376,479	188,111
Direct taxes and contributions recoverable (Note 11)	22,739	139,366
Deferred income and social contribution taxes (Note 12)	1,488,235	1,732,732
Court deposits (Note 14)	607,627	385,519
Prepaid expenses (Note 13)	92,874	102,413
Derivative transactions (Note 40)	65,315	16,746
Other assets (Note 15)	13,884	17,763

Property, plant and equipment (Note 16)	6,624,081	5,863,723
Intangible assets (Note 17)	5,774,276	4,535,848

	15,151,095	13,032,725

Total assets	23,438,221	19,370,852

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and subsidiaries

Consolidated balance sheets as of December 31
In thousands of reais

Liabilities	2011	2010

Current liabilities
Suppliers (Note 18)	3,709,301	3,103,469
Loans and financing (Note 19)	1,090,174	957,549
Derivative transactions (Note 40)	77,055	2,071
Labor liabilities (Note 20)	145,803	125,292
Indirect taxes, fees and contributions payable (Note 21)	705,669	544,375
Direct taxes, fees and contributions payable (Note 22)	454,124	265,328
Dividends payable (Note 26)	326,348	511,737
Other liabilities (Note 23)	287,156	181,268

	6,795,630	5,691,089

Non-current liabilities
Loans and financing (Note 19)	2,570,409	2,277,121
Derivative transactions (Note 40)	89,078	164,482
Indirect taxes, fees and contributions payable (Note 21)	142,953	57,720
Direct taxes, fees and contributions payable (Note 22)	167,447	138,981
Deferred income and social contribution taxes (Note 12)	77,055	83,708
Provision for contingencies (Note 24)	229,521	249,057
Actuarial liabilities (Note 41)	318	9,166
Provision for asset retirement obligation (Note 25)	261,918	255,737
Other liabilities (Note 23)	147,155	142,982

	3,685,854	3,378,954

Shareholder's equity (Note 26)
Capital stock	9,839,770	8,149,096
Capital reserves	384,489	396,129
Profit reserves	2,735,847	1,755,584
Treasury shares	(3,369)

	12,956,737	10,300,809

Total liabilities and shareholders' equity	23,438,221	19,370,852

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and subsidiaries

Consolidated statements of income
Years ended December 31
In thousands of reais

	2011	2010	2009

Net operating revenue (Note 28)	17,085,977	14,457,450	13,158,134

Costs of services provided and goods sold (Note 29)	(8,561,433)	(7,305,767)	(6,672,369)

Gross income	8,524,544	7,151,683	6,485,765

Operating revenue (expenses)
Selling expenses (Note 30)	(4,845,712)	(4,494,608)	(4,436,751)
General and administrative expenses (Note 31)	(963,394)	(1,008,694)	(1,033,438)
Other revenue (expenses), net (Note 32)	(647,996)	(448,247)	(462,114)

	(6,457,102)	(5,951,549)	(5,932,303)

Operating income	2,067,442	1,200,134	553,462

Financial revenue (expenses)
Financial revenue (Note 33)	310,521	231,671	137,033
Financial expenses (Note 34)	(448,779)	(380,501)	(328,908)
Exchange variations, net (Note 35)	(100,600)	(96,627)	(53,240)

	(238,858)	(245,457)	(245,115)

Income before income and social contribution taxes	1,828,584	954,677	308,347

Income and social contribution taxes (Note 36)	(547,356)	1,257,038	33,026

Net income for the year	1,281,228	2,211,715	341,373

Profit per share attributable to the Company's
shareholders during the year (thousands
of reais per share)

Basic profit per share (Note 37)	0.5660	0.8955	0.4048

Diluted profit per share (Note 37)	0.5657	0.8955	0.4048

The Company does not have transactions to be recorded as comprehensive income.

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and subsidiaries

Consolidated statements of changes in shareholders equity
Years ended December 31
In thousands of reais

				Profit reserves

	Capital	Capital	Legal	Reserve for	Treasury	Accumulated
	stock	reserves	reserve	expansion	shares	losses	Total

Balances as at December 31, 2009	8,149,096	396,129	122,298	35,751		(125,914)	8,577,360
Dividends directly recorded against
shareholders' equity (Note 26)				8,345			8,345
Net income for the year						2,211,715	2,211,715
Allocation of net income for the year
Legal reserves (Note 26)			104,550			(104,550)
Dividends (Note 26)						(496,611)	(496,611)
Creation of reserves for expansion (Note 26)				1,484,640		(1,484,640)

Balances as of December 31, 2010	8,149,096	396,129	226,848	1,528,736			10,300,809
Dividends directly recorded against
shareholders' equity (Note 26)				3,327			3,327
Treasury shares (Note 26)					(3,369)		(3,369)
Increase in capital stock with transfer of reserves (Note 26)	15,569	(15,569)
Increase in capital stock regarding public offering (Note 26)	1,640,854						1,640,854
Increase in capital stock with over-allotment of shares (Note 26)	81,368						81,368
Costs of issue of shares (Note 26)	(47,117)						(47,117)
Stock options (Note 27)		3,929					3,929
Net income for the year						1,281,228	1,281,228
Allocation of net income for the year
Legal reserves (Note 26)			64,061			(64,061)
Dividends (Note 26)						(304,292)	(304,292)
Creation of reserves for expansion (Note 26)				912,875		(912,875)

Balance as at December 31, 2011	9,839,770	384,489	290,909	2,444,938	(3,369)		12,956,737

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and subsidiaries

Consolidated statements of cash flow
Years ended December 31
In thousands of reais

	2011	2010	2009

Operating activities
Income before Income and social contribution taxes	1,828,584	954,677	308,347
Adjustments to reconcile income with net cash from operating activities:
Depreciation and amortization	2,569,767	2,993,461	2,913,966
Actuarial liabilities	(8,848)	1,639	1,102
Residual value of permanent assets written-off	20,904	27,212	40,603
Interest on future asset retirement obligation	(1,144)	1,057
Provision for contingencies	175,653	32,457	(55,404)
Monetary restatement of court deposits and contingencies	(13,954)	(10,515)	(8,878)
Interest, monetary and exchange variations on loans	371,205	398,947	340,669
Interest on financial investments	(205,408)	(145,537)	(70,203)
Allowance for doubtful accounts (Note 8)	231,529	310,498	422,163
Stock options (Note 27)	3,928
Other financial adjustments	88,159	7,869

	5,060,375	4,571,765	3,892,365

Decrease (increase) in operating assets
Trade accounts receivable	(782,853)	(481,662)	(145,148)
Taxes and contributions recoverable	(376,974)	(33,017)	(273,643)
Inventory	(39,379)	177,781	142,080
Prepaid expenses	(11,083)	(161,644)	895
Dividends received
Court deposits	(185,610)	(149,947)
Other current and non-current assets	33,400	(6,798)	(92,936)

Increase (decrease) in operating liabilities
Labor obligations	11,606	17,428	(11,061)
Suppliers	573,532	(13,001)	(579,043)
Taxes, fees and contributions	61,535	45,372	40,543
Provision for contingencies	(218,105)	(105,444)
Other current and non-current liabilities	2,999	111,499	(127,555)

Net cash from operating activities	4,129,443	3,972,332	2,846,497

Investment activities
Acquisition of TIM Fiber RJ and SP (Note 47)	(1,529,588)
Financial assets valued at fair value through income	211,151	276,381	(59,457)
Additions to property, plant and equipment, and intangibles	(3,002,377)	(2,835,761)	(2,491,907)
Asset retirement obligation	7,325	15,045	62,567
Cash from acquisition of TIM Fiber RJ and SP (Note 47)	18,973
Cash from acquisition of Intelig			132,816

Net cash provided by (used in) investment activities	(4,294,516)	(2,544,335)	(2,355,981)

Financing activities
Capital increase (Note 26)	1,722,222
Costs of issuance of shares (Note 26)	(47,117)
Treasury shares (Note 26)	(3,369)
New loans	892,866	452,843	1,849,808
Repayments of loans	(939,119)	(1,671,716)	(1,290,771)
Derivative transactions	(87,433)	(44,735)
Dividends paid	(486,354)	(201,181)	(168,072)

Net cash from (used in) financing activities	1,051,696	(1,464,789)	390,965

Increase (decrease) in cash and cash equivalents	886,623	(36,792)	881,481

Cash and cash equivalents at the beginning of the year	2,376,232	2,413,024	1,531,543

Cash and cash equivalents at the end of the year	3,262,855	2,376,232	2,413,024

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

1	Operations

TIM Participações S.A. (or the "Company" or the "Group") is a publicly-held company with its headquarters in the city of Rio de Janeiro controlled by TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a company of the Telecom Itália Group and, as at December 31, 2011, owns 66.68% of the capital stock of TIM Participações (66.27% as at December 31, 2010).

The Company's shares are traded on BM&FBOVESPA (Brazilian Stock Exchange - São Paulo). Additionally, TIM Participações has American Depositary Receipts ("ADRs") traded on the New York Stock Exchange - USA. Consequently, the Company is subject to the rules of the Brazilian Securities Commission, Comissão de Valores Mobiliários ("CVM") and of the US Securities and Exchange Commission ("SEC"). In order to meet good market practice, TIM Participações has adopted the principle of simultaneous disclosure of its financial information in the two markets, in reais and in Portuguese and English.

The Company's main purpose is to control companies which offer telecommunications services, and the Company owns the entire share capital of TIM Celular S.A. ("TIM Celular") and of Intelig Telecomunicações Ltda. ("Intelig"). Both companies act as providers of Landline Telephone Services ("STFC") in the Local, Domestic Long Distance and International Long Distance markets and providers of Multimedia Communications Services ("SCM") in all Brazilian states. Additionally, TIM Celular also acts as a Personal Mobile Service ("SMP") provider in all Brazilian states.

The services provided by the subsidiaries are regulated by Agência Nacional de Telecomunicações ("ANATEL"), Brazil's telecommunications regulatory agency.

(a)	Listing on the Novo Mercado Segment of BM&FBOVESPA

On June 22, 2011, the company's shareholders approved at an Extraordinary Shareholders' Meeting and at a Special Shareholders' Meeting of Preferred Shareholders the migration of TIM Participações to the listing segment known as Novo Mercado, or New Markets, of BM&FBOVESPA. On that same date, approval was also given to convert the company's total preferred shares into common shares, with a ratio of 0.8406 common shares for every preferred share.

In the case of shareholders who disagreed with the decision, a right of withdrawal period was granted, ending on July 26, 2011. Only one shareholder owning 84,300 preferred shares, representing 0.0052% of the preferred shares and 0.0034% of the company's total equity, exercised the right of withdrawal at that time. The amount of the reimbursement to this shareholder was calculated using the shareholders' equity value shown on the company's balance sheet as at December 31, 2010 (R$ 4,1628 per share).

August 2, 2011 was the last day for trading in the preferred shares whose trading code "TCSL4" was subsequently canceled. The new trading code for the ordinary shares of TIM Participações on the BM&FBOVESPA is now "TIMP3". August 4, 2011 was the last day for trading in the DRs representing the preferred shares issued by the company on the New York Stock Exchange. In this market TIM Participações currently only has ADRs representing the common shares.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(b)	Capital increase through issue of new shares

As set out in Note 27, in October 2011, the Company completed a primary distribution of shares, through which TIM Participações raised funds amounting to R$ 1,722,222. The closing of the public offering did not cause material changes (greater than 5% of the total capital stock) to the shareholders' equity interest in the Group, when compared to their equity interests in the Company in the year ended December 31, 2010.

(c)	Acquisition of new investments

The wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa S.A. (AES Group in Brazil) for the purchase of its equity interests in Eletropaulo Telecomunicações Ltda. (100%) and AES Communications Rio de Janeiro S.A. (98.3%). This agreement was signed on July 8, 2011. On October 31, 2011, after the fulfillment of contractual conditions precedent and other extra-contractual conditions (such as the approval of the acquisition by the regulatory agencies), the acquisition of the equity interests of Companhia Brasiliana de Energia and of AES Elpa S.A. was completed. The amounts disbursed totaled R$ 1,074,179 and R$ 447,471, respectively. Also during 2011, Eletropaulo Telecomunicações Ltda. changed its corporate name to TIM Fiber SP Ltda., and AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A.

Additionally, the contract required that TIM Celular, after completing the purchase of AES ELPA S.A.'s participation in the AES Communications Rio de Janeiro S.A., to extend the same offer to acquire shares owned by the minority shareholders of AES Communications S.A. Such offer to minority shareholders was held later in 2011 and continued until the day February 26, 2012.

This acquisition is aimed to TIM for the expansion of its operations in the communications services of high-speed data, enabling the Company to offer new products to its customers, as well as providing a reduction in rental cost of infrastructure, and obtain significant synergies related to the fiber optic network.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

2	Licenses

The Licenses entitling the Company to use a certain radio frequency band for providing SMP services are granted for a fixed period. They have the following expiration dates, with the possibility of renewal for further 15 years. In the case of renewal, every two years, must be paid to the Grantor the amount of 2% on net revenue from previous year for each locality served:

Expiration date

Terms of authorization	800 MHz, 900 MHz and 1,800 MHz	Additional radio frequencies 1,800 MHz	1,900 and 2,100 MHz (3G	)

1 Amapá, Roraima, Pará, Amazonas and Maranhão	March, 2016	April, 2023	April, 2023
2 Rio de Janeiro and Espírito Santo	March, 2016		April, 2023
3     Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná
	March, 2016		April, 2023
4 São Paulo	March, 2016		April, 2023
5 Paraná (except municipalities of Londrina and Tamarana)	September, 2022	April, 2023	April, 2023
6 Santa Catarina	September, 2023	April, 2023	April, 2023
7 Municipality and region of Pelotas in Rio Grande do Sul	April, 2024		April, 2023
8 Pernambuco	May, 2024		April, 2023
9 Ceará	November, 2023		April, 2023
10 Paraíba	December, 2023		April, 2023
11 Rio Grande do Norte	December, 2023		April, 2023
12 Alagoas	December, 2023		April, 2023
13 Piauí	March, 2024		April, 2023
14 Minas Gerais (except the municipalities of the sector 3 of PGO for 3G radio frequencies and spare radio frequencies)	April, 2013	April, 2023	April, 2023
15 Bahia and Sergipe	August, 2012		April, 2023

On May 30, 2011, two new terms were signed, formalizing the acquisition of the additional radio frequencies in the states of Minas Gerais, Paraná, Santa Catarina, Amapá, Roraima, Pará, Amazonas and Maranhão, as showed above.

The terms of the STFC and SCM licenses are indeterminate.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

3	Basis for the preparation and submission of the financial statements

The main accounting practices applied to the preparation of these consolidated financial statements are defined below. These practices were consistently applied in the years presented, unless otherwise indicated.

(a)	General preparation and disclosure criteria

The financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by International Accounting Standard Board ("IASB"). While avoiding discrepancies in relation to the application of IFRS, the Company has also adopted the accounting policies arising from Brazilian corporate law and the specific rules issued by the Brazilian Securities Commission ("CVM") and ANATEL.

Assets and liabilities are reported according to their degree of liquidity and enforceability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income and social contribution tax balances, assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of IAS 1.

The preparation of financial statements requires the use of certain critical accounting estimates and the Company's management to exercise its judgment in applying the Group's accounting practices. Those areas involving a higher level of judgment and complexity, as well as where assumptions and estimates are significant to the financial statements, are disclosed in Note 5.

(b)	Financial statements approval

These financial statements were approved by the Board of Directors of the Company on February 15, 2012.

4	Summary of significant accounting policies

The accounting practices adopted in preparing these consolidated statements are the International Financial Reporting Standards (IFRS).

(a)	Functional currency and presentation currency

The presentation currency of the financial statements is the real (R$) which is also the functional currency of all companies that are consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate in force on the date of the transaction. Except for assets and liabilities registered at fair value, monetary items in foreign currency are converted into reais at the exchange rate in force on the balance sheet date, as disclosed by the Brazilian Central Bank. Foreign exchange gains and losses linked to these items are registered in the income statement.

(b)	Consolidation procedures

Subsidiaries are any entities whose financial and operating policies can be conducted by the Group and in which there is usually a shareholding of more than half of the voting rights. The existence and effect of Subsidiaries are any entities whose financial and operating policies can be conducted by the Group and in which there is usually a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date when that control ceases.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The following entities are included in the consolidated financial statements:

		Participation - %

Corporate name	Classification	2011	2010

TIM Celular S.A.	Direct control	100	100
Intelig Telecomunicações Ltda.	Direct control	100	100
TIM Fiber RJ S.A.	Indirect control	100
TIM Fiber SP Ltda.	Indirect control	100

We used purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer on the date control exchanges. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The amount of the acquisition cost that exceeds the fair value of the Group's share of an identifiable net asset acquired is recorded as goodwill. If the acquisition cost is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the income statement as revenue.

As set forth in Note 1, the purchase offer made by the subsidiary TIM Celular to AES Elpa S.A. was extended to all minority shareholders of AES Communications Rio de Janeiro S.A. These shareholders must express their favorable or unfavorable opinion on selling their shares no later than February 26, 2012. This transaction is essentially a put option for the shares of the minority shareholders against the subsidiary TIM Celular. Based on this obligation of TIM Celular with the minority shareholders and the high probability of exercising the put option, the subsidiary booked, as a liability, the obligation to purchase the remaining shares in AES Communications Rio de Janeiro S.A., against the investment and intangible (goodwill) balances. Consequently, TIM Celular recognized in its accounting books the total control of the acquired company, thus eliminating the need to book the balances related to minority shares in AES Communications Rio de Janeiro S.A.

Transactions between Group companies, as well as balances, gains and losses unrealized in these transactions, are eliminated in consolidation. The accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(c)	Segment information

Operating segments are entity components that develop business activities from which revenue may be obtained and for which expenses may be incurred. Their operating results are regularly reviewed by the entity's primary operations manager in order to decide on the funds to be allocated to an individual segment and the assessment of its performance, and for which individual financial information is available.

The Company's chief operating decision maker, responsible for the allocation of funds and for the periodic evaluation of performance, is the Executive Board, which, along with the Board of Directors, is responsible for making strategic decisions for the Group and for its management.

The Group's strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the different activities, the decision makers see the Group as representing a single business segment, and do not take into account specific strategies intended for a particular service line. All decisions relating to strategic and financial planning, purchases, investments and use of funds are made on a consolidated bases. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash, bank cash deposits, other short-term high liquidity investments, with original maturities of up to three months following the investment date and with an immaterial risk of change in value.

(e)	Financial assets and liabilities

(e.1)	Financial assets

(e.1.1)	Classification

The Group classifies its financial assets into the following categories: (a) measured at fair value through income, (b) held to maturity, (c) loans and receivables, and (d) held for sale. On all of the dates shown in this quarterly information, only financial assets classified in categories one and three appear. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets measured at fair value through income

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason they are usually classified under current assets. However, where these assets are given as guarantees, or other restrictions exist on their short-term use, they may be classified as non-current assets. The derivatives held by the Company have also been categorized as held for trading. The Company does not use hedge accounting.

(ii)	Loans and receivables

Are non-derivative financial assets with fixed or determinable payments, and not quoted in an active market. In the quarterly information they are classified as "Trade accounts receivable" or "Other assets".

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e.1.2)	Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trading date - the date on which the Company undertakes to buy or sell the assets. Investments are initially recognized at fair value. The transaction costs incurred in the investments measured at fair value through income are charged to the income statement as expenses on the transaction date. After that date, the variations of their fair value are directly booked as income for the year, under the head of financial revenue and expenses. These assets are written off when the rights to receive the cash flow relating to the assets have expired, or when the Company has substantially transferred all of the risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase prices at each base reporting date. If the market for a financial asset is not active, the Company establishes the fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models, which make maximum use of information generated by the market and depend on the minimum possible information generated by Management.

The dividends from financial assets measured at fair value through income and of net equity instruments available for sale, such as shares, are recognized in the income statement under other revenue when the right of the Group to receive these dividends is established.

(e.1.3)	Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on settlement on a net basis, or to realize the asset and settle the liability concurrently.

(e.1.4)	Impairment of financial assets

At the end of each reporting period the company evaluates whether there is any objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets, and the event(s) of loss may impact on the future estimated cash flow from a financial asset or group of financial assets that can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

●	relevant financial difficulties on the part of the issuer or borrower;

●	a breach of contract such as default or late payment of interest or principal;

●	the Company, for economic or legal reasons relating to the financial difficulties of the borrower, provides the latter with concessions that a lender would not normally consider;

●	it is likely that the borrower will declare bankruptcy or other financial reorganization that could generate losses for the lenders;

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

●	the disappearance of an active market for that financial asset because of financial difficulties;

●
observable data indicating that there has been a measurable reduction in the estimated future cash flow from a portfolio of financial assets, although the decrease cannot be identified by an individual analysis of the individual financial assets in the portfolio. These data include:

(i)	adverse changes in the payment status of borrowers in the portfolios;
(ii)	national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured by the difference between the book value of the assets and the new value, calculated allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the statement of income for the year. If in a subsequent period the value of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower's credit worthiness), the reversal of the impairment loss is also recognized in the consolidated income statement for the year.

(e.2)	Financial liabilities

The main financial liabilities recognized by the Company are: supplier accounts payable, unrealized losses on derivative transactions, and loans and financing. They are classified into the following categories according to the nature of the financial instruments contracted:

●    Financial liabilities measured at fair value through income - including financial liabilities usually negotiated before maturity, and derivatives. At each balance sheet date, these liabilities are measured at their fair values. Interest, monetary restatements, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in the statement of income when incurred under the heading of financial revenue or expenses. On the dates when these financial statements were presented, this category was composed basically of derivative financial instruments.

●    Financial liabilities measured at amortized cost - mainly represent non-derivative financial liabilities that are not usually traded before maturity. On initial recognition, these liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. In this method, transaction costs impact on the initial liability value, influencing the determination of the effective interest rate. This rate accurately discounts all cash flow from the financial instrument. The appropriations of financial expenses, in accordance with the effective interest rate method, are recognized as income, under the heading of financial expenses. On the date of the presentation of these financial statements, this category included mainly loans and financing and suppliers accounts payable of the Company.

(f)	Trade accounts receivable

Trade accounts receivable from users of telecommunications services, use of networks (interconnection) or selling handsets and accessories, are recorded at the prices charged at the times of the respective transactions. The balances of trade accounts receivable also include services provided and not billed for as at the balance sheet date. Trade accounts receivable are initially recognized at fair value and subsequently measured at amortized cost using the method of effective interest rate less the allowance for bad debt ("Allowance" or "Impairment").

The allowance for doubtful accounts is presented as a reduction of accounts receivable and is recognized based on the profile of the portfolio of subscribers, age of past due accounts, economical conjuncture and risks involved in each case in an amount deemed sufficient to deal with any losses on such credits.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(g)	Inventory

Inventory is stated at the average acquisition cost. A provision is recognized to adjust the net realizable value for the cost of handsets and accessories when this amount is less than the average acquisition cost.

(h)	Direct and indirect taxes and contributions recoverable

These are booked at historical cost and, if applicable, adjusted in line with the legislation in force.

(i)	Prepaid expenses

These are stated at the actual amounts disbursed and not yet incurred. They are allocated to income as incurred.

(j)	Court deposits

They are booked as historical costs and, if applicable, adjusted as per the legislation in force.

(k)	Property, plant and equipment

Property, plant and equipment are stated at their acquisition or construction cost, less any accumulated depreciation and provision for impairment (if applicable). Depreciation is calculated using the straight line method, over terms that take into account the expected useful lives of assets and their residual value (Note 17). The estimated useful lives are reviewed annually. The Company recognizes its assets individually.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment, in exchange for the liability "Provision for asset retirement obligation". Interest incurred on updating the provision is classified as financial expenses. This obligation is recorded according to IFRIC 1.

Gains and losses on disposals are determined by comparing the amounts of these disposals with the carrying value at the time of the transaction and are recognized in "Other revenue/expenses, net" in the income statement.

As the Group does not build assets requiring long terms for completion, the Company does not capitalize interest on loans and financing.

(l)	Intangible assets

Intangible assets are measured at historic cost less accumulated amortization and provision for impairment (if applicable) and reflects: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development and (iii) subsidies on the sale of handsets and mini modems. Intangible assets also include goodwill from the acquisition of companies.

Depreciation charges are calculated using the straight-line method over the useful lives of assets. The useful life estimates of intangible assets are reviewed regularly.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(i)	Goodwill

Goodwill is represented by the positive difference between the amount paid or payable and the net fair value of the assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill, it should be recorded as a gain in the income statement for the period, at the date of acquisition.

As set forth in IFRS 3, when the evaluation of the fair value of assets and liabilities identified when accounting for a business combination is incomplete on the date of presentation of the financial statements, the Company must recognize the provisional amounts of assets and liabilities still under analysis. In this case, the subsequent completion of the purchase accounting process may give rise to retrospective adjustment of the account balances of assets and liabilities as of the effective date of purchase of the acquired entity. These procedures may affect the goodwill value and the value of other assets. The International Accounting Standard establishes that all purchasing accounting processes must be completed within a year following the date of acquisition.

As provided in the accounting standards, the goodwill is not amortized, must be tested annually to identify probable impairment and is accounted for at its cost value less any losses. Goodwill is allocated to the Cash Generating Units ("CGUs") for the purpose of impairment testing. The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses identified due to the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

(ii)	Software

The costs associated with maintaining software are recognized as expenses, as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

●	It is technically feasible to complete the software to make it available for use.

●	Management plans to complete the software and use it or sell it.

●	The software will generate demonstrably probable future economic benefits.

●	Appropriate technical, financial and other resources are available to conclude development and use or sell the software.

●	The expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

Other development expenditure that does not meet these criteria is recognized as an expense as incurred.

As the Group does not build assets requiring long terms for completion, the Company does not capitalize interest on loans and financing.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(iii)	Subsidies on the sale of handsets and mini modems

The Company offers a subsidy on the sale of handsets and mini modems to postpaid customers, formalized through contracts. Resources thus expended are recorded as intangible assets in accordance with IAS 3 and amortized over the minimum service agreement terms signed by clients (12 months). The contractual penalty for customers who cancel subscriptions or migrate to a pre-paid before the expiration of the contract is invariably higher than the subsidies made for the sale of handsets and mini modems.

(m)	Impairment of non-financial assets

Goodwill is tested for impairment annually. For other non-financial assets, impairment tests are carried out whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable value. The latter is the higher of the fair value of an asset less costs to sell and value in use. For the purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). The assets, except for goodwill, which have been impaired may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer obtain on the date of presentation of the financial statements.

(n)	Accruals

Accruals are recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event that can be measured reliably, and it is probable that funds will be required to settle this obligation.

(o)	Suppliers accounts payable

Suppliers accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Due to the short maturity terms of these obligations, in practical terms, they are usually recognized at their invoice values.

(p)	Benefits to employees

(i)	Profit sharing

The Group make a provision on a monthly basis for the estimated amount of employee profit sharing, against the income for the year. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. These amounts are recorded as personnel expenses and allocated to the income accounts in accordance with the employee's original cost center.

(ii)	Pension plans and other post-employment benefits

The Group has defined benefit and defined contribution plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability as at the balance sheet date, less the fair value of plan assets, and past service cost adjustments are not recognized. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liabilities.

The actuarial gains and losses resulting from adjustments based on experience and changes in actuarial assumptions, which exceed a corridor of 10% of the value of plan assets, or 10% of the value of plan liabilities, are charged or credited to the statements of income over the expected remaining period of service of the employees.

Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional upon employees remaining in employment for a specific time period (the period in which the right is acquired). In this case, past service costs are amortized using the straight-line method over the period during which the right was acquired.

With respect to defined contribution plans, the Company makes contributions to pension insurance plans public or private on a mandatory, contractual or voluntary. The Company has no further obligation for payment after the contribution is made. The contributions are recognized as employee benefit expense when due.

(iii)	Stock options

The company operates share-based compensation plans, settled in shares, under which the entity receives services from certain employees in exchange for equity instruments (options) granted. The fair value of the employee's service is recognized as an expense against capital reserves, and is determined with reference to the fair value of the options granted. The latter excludes the effect of any conditions on the acquisition of non-market rights based on the service and on performance (for example, profitability, sales growth targets and remaining in the job for a specific period of time). The conditions for acquiring non-market rights are included in the assumptions regarding the quantity of vesting options. The total amount of the expense is recognized during the vesting period (the period during which the specific vesting conditions must be met). On the balance sheet date, the entity reviews its estimates of the quantity of vesting options based on the acquisition conditions for non-market rights, and recognizes the impact of the revised initial estimates, as the case may be, on the income statement, with a corresponding adjustment to the capital reserves.

The amounts paid to the employees, net of any directly attributable transaction costs, are credited to the capital stock and to the goodwill reserve, if applicable, when the options are exercised.

Social contribution taxes payable in connection with the granting of stock options are considered an integral part of what is being granted, and are charged as a transaction settled in cash.

(q)	Income and social contribution taxes

Income taxes for the period include current and deferred income and social contribution taxes, and their variations are recognized in the income statement. Income and social contribution tax balances were not recognized in the comprehensive income statement. Income and social contribution tax balances, under the head of assets and liabilities, are reported at their net amounts when there is a right and an intention to offset them on settlement.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(i)	Current balances

The current income and social contribution tax charges are calculated based on the tax laws enacted or substantially enacted as at the balance sheet date. Management periodically reviews the positions taken by the Company in the income tax statements where the applicable tax regulations give rise to interpretations or misleading circumstances.

(ii)	Deferred balances

Income and social contribution taxes are recognized on (a) accumulated tax losses and negative tax basis and on (b) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. Deferred income tax is determined using tax rates (and tax laws), enacted or substantially enacted as at the balance sheet date. Subsequent changes in tax rates or in tax legislation may change the amounts of deferred tax balances, both assets and liabilities.

Deferred income and social contribution tax credits are recognized only in the event of a profit track record and/or when the annual forecast prepared by the Company (examined by the Fiscal Council and approved by Management) indicates the likelihood of future realization of those tax credits.

Deferred income tax credits and debits are shown at their net amounts when there is a right and intention to offset them when current income taxes are ascertained, generally in relation to the same legal entity and tax authority. Thus, deferred tax credits and debits, in different entities, are generally booked separately and not at their net amounts.

(r)	Provision for contingencies

This is made based on an analysis by the Company's internal and external legal consultants and by Management, to an amount deemed sufficient to cover losses and risks considered probable. Situations where losses are considered possible are subject to disclosure, but for those where losses have been considered remote losses are not disclosed.

(s)	Shareholders' equity

The principal items affecting the company's shareholders' equity abide by the following accounting practices:

(i)	Capital stock

Recorded at the amount actually raised from shareholders, net of the costs directly underlying the funding process.

When a Group company purchases equity stock in the Company, with the scope to hold this as cash or cash equivalents, the amount paid, including any additional directly attributable costs, is deducted from the company's shareholders' equity until the shares are canceled or re-issued. When these shares are subsequently re-issued, any amount received net of directly attributable transaction costs is booked to shareholders' equity.

(ii)	Reserves

These are created and used pursuant to the provisions of Brazilian Company Law and the Company's bylaws.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(iii)	Distribution of dividends

The distribution of the minimum mandatory dividends, calculated pursuant to the bylaws, is stated as a liability at the end of each year. Provision for any other amount to be distributed as interim dividends or payment of dividends over and above the mandatory minimum, among others, is only made on the date when the additional distribution is approved by a Shareholders' Meeting.

(t)	Revenue recognition

As a rule, revenue is only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

(i)	Revenue from services rendered

The principal service revenue is derived from monthly subscribers, the provision of separate voice services, SMS services, data, etc. and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as they are used, net of sales tax and discounts granted on services. This revenue is only booked when the amounts of the services rendered can be estimated reliably. Balances are recognized monthly via invoicing and billable revenue between the billing date and the end of the month (unbilled) is identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed and unbilled items are recalculated for each current month.

Interconnection and roaming traffic revenue are recorded separately without offsetting the amounts owed to other telecoms operators. The minutes not used by customers in the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

(ii)	Revenue from product sales

Revenue from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of ownership of these products are transferred to the buyer.

(u)	Lease

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The payments for operating leases (net of any incentives received from the lessor) are recognized in the income statement on a straight-line basis, during the term of the lease.

(v)	New pronouncements, changes and IFRS interpretations that are not yet in force

The following new standards, amendments changes and interpretations of standards were issued by the IASB but are not effective for the year 2011. The early adoption of these standards, although encouraged by the IASB, was not allowed in Brazil, by the Accounting Pronouncements Committee ("CPC").

●
IAS 19 - "Employee Benefits" as amended in June 2011. The main impacts of changes are: (i) elimination of the corridor approach, (ii) recognition of actuarial gains and losses in other comprehensive income as they occur, (iii) immediate recognition of past service costs in the results, and (iv) replacement of the cost of participation and expected returns on plan assets for an amount of net equity, calculated by applying the discount rate to the asset (liability) of the defined benefit net. Management is assessing the full impact of these changes on the Group. The standard is applicable from 1st January 2013.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

●
IFRS 9 - "Financial Instruments", addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets into two categories: measured at fair value and measured at amortized cost. The determination is made at initial recognition. The basis of classification depends on the entity's business model and the characteristics of the contractual cash flow of the financial instruments. With regard to financial liabilities, the rule maintains most of the requirements established by IAS 39. The main change is that in cases where the fair value method is adopted for financial liabilities, the portion of change in fair value due to the credit risk of the entity itself is recorded in other comprehensive income and not in the income statement, except when these result in an accounting discrepancy. The Group is assessing the full impact of IFRS 9. The standard is applicable from 1st January 2013.

●
IFRS 10 - "Consolidated Financial Statements" is based on existing principles, identifying the concept of control as a major factor in determining whether an entity should or should not be included in the consolidated financial statements of the parent. The standard provides additional guidance for determining control. The Group is assessing the full impact of IFRS 10. The standard is applicable from 1st January 2013.

●
IFRS 11 - "Joint Arrangements," issued in May 2011. The standard provides a more realistic approach to joint arrangements by focusing on the rights and obligations of the agreement rather than its legal form. There are two types of agreements: (i) joint operations - which occur when an operator has rights to the assets and contractual obligations, and thus keeps a record of its share in the assets, liabilities, revenues and expenses, and (ii) shared control - which occurs when an operator has rights to the net assets of the contract and accounts for this investment using the equity method. The method of proportional consolidation will no longer be allowed for the accounting for collective control. The standard is applicable from January 1st, 2013.

●
IFRS 12 - "Disclosure of Interests in Other Entities" issued in May 2011, deals with the disclosure requirements for all forms of participation in other entities, including joint agreements, associations, contributions for specific purposes and other unregistered holdings to be accounted for. The Group is assessing the full impact of IFRS 12. The standard is applicable from 1st January 2013.

●
IFRS 13 - "Fair Value Measurement", issued in May 2011. The objective of IFRS 13 is to improve the consistency and reduce the complexity of the measurement at fair value, providing a more precise definition and a single source of fair value measurement and disclosure requirements for their use in IFRS. The requirements, which are well aligned between IFRS and US GAAP, does not expand the use of fair value accounting, but provide guidance on how to apply it when its use is already required or permitted by either IFRS or US GAAP. The Group is still evaluating the full impact of IFRS 13. The standard is applicable from 1st January 2013.

No other IFRS or IFRIC interpretations which have not yet entered into force could have a significant impact on the Group.

5	Critical accounting estimates

Accounting estimates and decisions are continuously evaluated, and they are based on our historical experience and factors such as whether expectations regarding future events are deemed to be reasonable considering the circumstances.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The Company's future estimates are based on assumptions. By definition, the accounting estimates resulting from these assumptions rarely reflect the actual outcome. Below are the estimates and assumptions which carry significant risks and are likely to result in relevant adjustments to the book values of assets and liabilities for the following fiscal year:

(a)	Impairment of non-financial assets

Losses from impairment occur when the book values of assets or CGU exceed their recoverable value, which is considered to be the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices less the additional costs incurred to dispose of these assets. The value in use is based on the discounted cash flow model. Cash flow derives from the budget for a period equivalent to the useful life of the underlying asset, and does not include any reorganization activity to which the company has committed, or any material future investments aimed at improving the asset base of the CGU being tested.

The recoverable value changes in accordance with the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rates of revenue and expenses used for extrapolation purposes.

As of December 31, 2011 and 2010, the main non-financial assets for which specific analysis were performed are fixed assets and intangibles, including goodwill.

(b)	Provision for asset retirement obligation

The estimated costs of dismantling towers and equipment in rented buildings are capitalized and amortized over the useful life of these assets. The Company recognizes, by estimating the present value of these costs and their amortization period. These estimates involve both the assessment of which would be the costs of demobilization and the use of the discount rate to determine the present value of such costs. This estimate is sensitive to different economic conditions that can not be confirmed when the effective demobilization of assets.

(c)	Income and social contribution taxes (current and deferred)

Income and social contribution taxes (current and deferred) are calculated in accordance with prudent interpretations of the regulations currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. Deferred tax credits on fiscal losses, the negative basis for social contribution, and temporary differences are particularly recognized according to the expected availability and possible use of an actual taxable profit in the future. Together, the recoverability of the deferred income tax on tax losses, the negative base for social contribution, and temporary differences take into account estimates of future taxable income and are based on conservative tax assumptions.

(d)	Provision for doubtful accounts

The provision for doubtful accounts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The provision amount is considered sufficient to cover any losses on receivables.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e)	Provision for contingencies

Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, the available case law, recent court decisions and their relevance in the legislation. Such reviews involve management using their own judgment.

(f)	Fair value of financial instruments

The Company has adopted the change in IFRS 7 for financial instruments measured at fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

●	Prices quoted (not adjusted) on active markets for identical assets and liabilities (Level 1).

●
Information, other than the prices quoted, included in level 1 and adopted by the market for a given asset or liability in a direct (that is, as prices) or indirect (deriving from prices) manner (Level 2).

●	Assets or liabilities insertions that are not based on market data (that is, non-observable insertions) (Level 3).

(g)	Business combination

The Company uses the purchase accounting method to record the acquisition of subsidiaries by the Group. The cost of acquisition is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the purchaser on the date of exchange control. On the other hand, the identifiable assets acquired, liabilities assumed and contingencies are also measured at their fair value. Thus, the determination of the fair value of these components of a business combination involves management judgment. Specifically for the year ended December 31, 2011, the Company made the acquisition of companies Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A. and carried out a mapping exercise and preliminary valuation of identifiable assets acquired and liabilities assumed of contingencies and therefore are subject to further revision in the existing rules for this type of transaction.

6	Cash and cash equivalents

	2011	2010

Cash and banks	110,231	104,024
Financial investments
CDB	3,152,624	2,272,208

	3,262,855	2,376,232

Bank Deposit Certificates ("CDBs") are registered securities issued by banks and sold to the public as a means of fundraising, and can be traded at any time during the contracted period.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

7	Financial assets valued at fair value through income

	2011	2010

CDB	27,745	31,561
Federal public securities		308

	27,745	31,869

Current portion	(1,872)	(18,177)

Non-current portion	25,873	13,692

The average return on the company's consolidated investments was 101.21% of the Interbank Deposit Certificate ("CDI") variation.

These investments are redeemable at any time, with no significant loss of recorded earnings, except in the case of long-term investments earmarked in connection to ongoing legal action.

8	Trade accounts receivable

	2011	2010

Billed services	999,908	909,430
Unbilled services	662,880	624,962
Network use	779,227	596,166
Sale of goods	1,221,680	935,105
Other accounts receivable	2,554	810

	3,666,249	3,066,473

Provision for doubtful accounts	(320,755)	(369,043)

	3,345,494	2,697,430

Current portion	(3,285,782)	(2,660,618)

Long-term portion	59,712	36,812

The accounting value and fair value of trade account receivable are the same as of December 31, 2011 and 2010.

Part of the accounts receivable was presented as collateral for loans (see Note 19).

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The variation in the provision for doubtful accounts is as follows:

		(Twelve months )

	2011	2010

Initial balance	369,043	408,606

Provision recording	231,529	310,498
Provision write-offs	(279,817)	(350,061)

Final balance	320,755	369,043

The aging of accounts receivable is recorded as follows:

	2011	2010

To become due	2,744,953	2,149,609
Overdue for up to 30 days	177,429	160,621
Overdue for up to 60 days	71,127	58,678
Overdue for up to 90 days	267,285	343,810
Overdue for more than 90 days	405,455	353,755

	3,666,249	3,066,473

9	Inventory

	2011	2010

Cellphone sets	239,220	205,381
Accessories and pre-paid cards	10,967	12,887
TIM chips	38,875	21,516

	289,062	239,784

Provision for adjustment to realization amount	(15,891)	(11,130)

	273,171	228,654

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

10	Indirect taxes and contributions recoverable

	2011	2010

ICMS	978,826	679,350
Other	5,678	2,797

	984,504	682,147

Current portion	(608,025)	(494,036)

Non-current portion	376,479	188,111

The non-current portion basically refers to ICMS (VAT) on acquisitions of the subsidiaries' property, plant and equipment.

11	Direct taxes and contributions recoverable

	2011	2010

Income and social contribution taxes	357,355	262,647
PIS/COFINS	261,583	211,255
Other	20,036	27,393

	638,974	501,295

Current portion	(616,235)	(361,929)

Non-current portion	22,739	139,366

Contingent fiscal credits

The holding TIM Participações S.A. and TIM Celular have filed suits against Law no 9.718/98, regarding the unconstitutional nature of Article 3 thereof, specifically in regard to the expansion of the basis for the calculation of taxes set out therein. Briefly, the argument prevents the collection of PIS and COFINS on revenue other than that arising from the Company's sales.

It is important to point out that the Higher Courts have already rendered undisputable decisions in favor of taxpayers concerning this matter. The proceedings, including those where a favorable interim ruling has been rendered, given that there is no ergo omnes effect or general repercussions on this matter, depend on a final and unappeallable decision from a higher court in order for the corresponding asset to be recorded in the books and for it to be used. Management, however, believes that a favorable ruling for the company and its subsidiary is probable, however, no asset was recorded in the financial statements since it refers to a contingent asset. The amounts involved are R$ 19,959 and R$ 46,535 respectively, monetarily restated.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

12	Deferred income and social contribution taxes

Deferred income and social contribution taxes are calculated using the current rates for each tax, which are 25% for income tax and 9% for social contribution tax. It also consider the tax incentives presented in Note 36.

The amounts recorded in the books are as follow:

		Consolidated

	2011	2010

Tax losses	1,514,183	1,669,112
Negative social contribution basis	558,845	600,852

Temporary differences
Provision for doubtful debts	107,893	126,003
Derivative transactions	15,276	48,853
Provision for contingencies	77,886	84,679
Accelerated depreciation of TDMA equipment	264	11,419
Adjustment to present value - 3G licensing	22,718	24,660
Deferred income tax on CPC adjustments	172,784	193,674
FISTEL Provision – Law 11.652	42,680	19,069
Business combination - Intelig	(75,015)	(83,708)
Provision for employee profit sharing	12,607	12,791
Taxes with suspended chargeability	12,872
Other	29,988	5,640

	2,492,981	2,713,044

Provision for devaluation of tax credits	(1,081,801)	(1,064,020)

	1,411,180	1,649,024

Portion of deferred tax assets	1,488,235	1,732,732

Portion of deferred tax liabilities	(77,055)	(83,708)

(a)	TIM Celular

TIM Celular, based on projected future taxable earnings, constitutes deferred income and social contribution tax credits on its total tax losses, negative social contribution basis, and temporary differences.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

Based on these projections, the subsidiary shows the following expected credit recoveries:

Year	Amount recovering

2012	378,827
2013	310,598
2014	388,975
2015	286,051
2016 and beyond	120,299

1,484,750

The estimates for the recovery of tax credits were calculated taking into account the financial and business assumptions available at the close of 2011. As mentioned in Note 5, given the uncertainties inherent in the estimation process, these forecasts may not materialize in the future.

(b)	Intelig

Based on estimates of future taxable income and taking into account the history of tax losses and negative social contribution base, Intelig believes that it currently does not have the minimum requisites for recording deferred income and social contribution taxes. Therefore, the subsidiary has maintained the provision for these tax credits. In 2011, the provision amounted to R$ 1,012,082 (R$ 923,907 as at December 31, 2010), of which R$ 884,312 refers to tax losses and negative basis of social contribution and R$ 127,770 refers to temporary differences.

(c)	TIM Fiber RJ S.A. e TIM Fiber SP Ltda.

The indirect subsidiaries TIM Fiber S.A. (Rio de Janeiro) and TIM Fiber Ltda. (São Paulo) have no tax losses and negative basis of social contribution accumulated, and based on their expectations of future taxable income, recorded deferred income tax and social contribution on temporary differences amounting of R$ 43 and R$ 3,442, respectively

(d)	TIM Participações S.A. - Holding

Being a holding company has no activities that normally can offset the tax losses, negative basis of social contribution and accumulated temporary differences. On December 31, 2011, the provision for losses on such deferred tax assets amounted to R$ 69,132.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

13	Prepaid expenses

		(reclassified)
	2011	2010

Rentals and insurance	44,778	26,930
Advertising not released	86,686	80,293
Network swaps	72,592	87,421
Other	3,320	1,537

	207,376	196,181

Current portion	(114,502)	(93,768)

Non-current portion	92,874	102,413

On April 1, 2010, the subsidiary Intelig and GVT entered into a reciprocal transfer of costly fiber optic infrastructure (network swap) in order to expand their respective areas. Considering the economic substance of the transaction, the value was recorded in the account of prepaid expenses (current and noncurrent) in counterpart to the category of other liabilities (current and noncurrent). On December 31, 2011, the short-term balance was R$ 8,742 (R$ 8,742 on December 31, 2010) and the long-term balance was R$ 63,850 (R$ 78,679 on December 31, 2010). Both amounts are appropriated to income in the same proportion, over a period of ten years.

14	Court deposits

	2011	2010

Civil	153,253	112,175
Labor	153,653	103,092
Tax (*)	300,616	170,148
Regulatory	105	104

	607,627	385,519

(*)
In April 2008, Federal Law no 11652 was published relating to the payment of the contribution for the Development of the Public Radio Service for EBC (Empresa Brasil de Comunicação). It is the understanding of the company that this Law is unconstitutional since the contribution instituted lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March 2010 and March 2011 court deposits were made related to the contribution for 2010 and 2011.These amount to R$ 56,086 and R$ 69,445 respectively, totaling R$ 125,531. A provision was recorded for this amount under "Indirect taxes and contributions payable" under Long-Term Liabilities, considering that it is related to a legal obligation. The writ of security is pending a decision from the lower court and, in the opinion of the Company's internal and external legal counsel, the risk of loss is possible.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

15	Other assets

	2011	2010

Advances to suppliers	26,956	61,403
Advance to employees	5,044	4,879
Fiscal incentives	6,554	13,533
Other rights	44,125	36,539

	82,679	116,354

Current portion	(68,795)	(98,591)
Non-current portion	13,884	17,763

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

16	Plant, property and equipment

(a)	Variations in property, plant and equipment

	Balance as of December 31, 2010	Assets arising from acquired entities	Additions	Write-offs	Transfers	Balance as of December 31, 2011

Cost of property, plant and equipment, gross
Commutation/transmission equipment	9,428,829	168,131			1,275,756	10,872,716
Fiber optic cables	466,438	117,013			4,543	587,994
Loaned handsets	1,326,068			(232,737)	397,170	1,490,501
Infrastructure	2,211,729	110,943		(63,488)	514,278	2,773,462
Computer assets	1,156,631	9,828		(4,121)	94,197	1,256,535
General use assets	457,828	12,249		(554)	(43,997)	425,526
Land	38,175				2,324	40,499
Construction work in progress	1,078,304	9,854	1,788,231		(2,244,271)	632,118

Total property, plant and equipment, gross	16,164,002	428,018	1,788,231	(300,900)		18,079,351

Accumulated depreciation
Commutation/transmission equipment	(6,619,862)		(886,952)	362,012	(60)	(7,144,862)
Fiber optic cables	(30,934)	(36,642)	(32,341)			(99,917)
Loaned handsets	(1,112,108)		(207,886)	23,537		(1,296,457)
Infrastructure	(1,282,715)	(97,048)	(169,610)	327	(19,993)	(1,569,039)
Computer assets	(1,029,609)	(4,465)	(62,673)	778		(1,095,969)
General use assets	(225,051)	(7,595)	(36,739)	307	20,053	(249,025)

Total accumulated depreciation	(10,300,279)	(145,750)	(1,396,201)	386,961		(11,455,269)

Total property, plant and equipment, net
Commutation/transmission equipment	2,808,967	168,131	(886,952)	362,012	1,275,696	3,727,854
Fiber optic cables	435,504	80,371	(32,341)		4,543	488,077
Loaned handsets	213,960		(207,886)	(209,200)	397,170	194,044
Infrastructure	929,014	13,895	(169,610)	(63,161)	494,285	1,204,423
Computer assets	127,022	5,363	(62,673)	(3,343)	94,197	160,566
General use assets	232,777	4,654	(36,739)	(247)	(23,944)	176,501
Land	38,175				2,324	40,499
Construction work in progress	1,078,304	9,853	1,788,231		(2,244,271)	632,117

Total property, plant and equipment, net	5,863,723	282,267	392,030	86,061		6,624,081

	Balance as of December 31, 2009	Additions	Write-offs	Transfers	Balance as of December 31, 2010

Cost of property, plant and equipment, gross
Commutation/transmission equipment	8,538,467		(2,545)	892,907	9,428,829
Fiber optic cables	463,384			3,054	466,438
Loaned handsets	1,212,042		(72,687)	186,713	1,326,068
Infrastructure	2,049,973		(39)	161,795	2,211,729
Computer assets	1,106,637			49,994	1,156,631
General use assets	432,980		(1,862)	26,710	457,828
Land	37,622			553	38,175
Construction work in progress	654,045	1,745,985		(1,321,726)	1,078,304

Total property, plant and equipment, gross	14,495,150	1,745,985	(77,133)		16,164,002

Accumulated depreciation
Commutation/transmission equipment	(5,763,613)	(858,360)	2,111		(6,619,862)
Fiber optic cables		(30,934)			(30,934)
Loaned handsets	(865,764)	(291,786)	45,442		(1,112,108)
Infrastructure	(1,137,850)	(150,734)	5,869		(1,282,715)
Computer assets	(950,838)	(79,676)	905		(1,029,609)
General use assets	(183,313)	(37,164)	(4,574)		(225,051)

Total accumulated depreciation	(8,901,378)	(1,448,654)	49,753		(10,300,279)

Total property, plant and equipment, net
Commutation/transmission equipment	2,774,854	(858,360)	(434)	892,907	2,808,967
Fiber optic cables	463,384	(30,934)		3,054	435,504
Loaned handsets	346,278	(291,786)	(27,245)	186,713	213,960
Infrastructure	912,123	(150,734)	5,830	161,795	929,014
Computer assets	155,799	(79,676)	905	49,994	127,022
General use assets	249,667	(37,164)	(6,436)	26,710	232,777
Land	37,622			553	38,175
Construction work in progress	654,045	1,745,985		(1,321,726)	1,078,304

Total property, plant and equipment, net	5,593,772	297,331	(27,380)		5,863,723

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(b)	Depreciation rates

Average annual rate - %

Commutation/transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Computer assets	20
General use assets	4 to 10

During 2011, pursuant to IAS 27, the Group assessed the useful lives applied to its property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had been based that would justify changes to the useful lives currently in use.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

17	Intangible assets

The authorization amounts for SMP operation rights and radio frequency licensing, as well as software, goodwill and other items, were recorded as follow:

(a)	Variations in intangible assets

	Balance as of December 31, 2010	Intangibles arising from acquired entities	Additions	Write-downs	Transfers	Balance as of December 31, 2011

Cost of intangible assets, gross
Software rights	6,861,798	21,529		(39)	1,052,481	7,935,769
Concession licenses	4,266,301				65,029	4,331,330
Subsidies on sales of handsets and mini modems	1,811,580				8,256	1,819,836
Goods and facilities in progress	69,773		1,214,147	(106,503)	(1,125,766)	51,651
Goodwill	367,571		1,292,671			1,660,242
Other assets	33,181	12,190				45,371

Intangible assets	13,410,204	33,719	2,506,818	(106,542)		15,844,199

Accumulated amortization
Software rights	(4,870,255)	(13,607)	(790,717)	(420)		(5,674,999)
Concession licenses	(2,246,144)		(305,891)			(2,552,035)
Subsidies on sales of handsets and mini modems	(1,749,030)	(7,975)	(70,807)			(1,819,837)
Other assets	(8,927)		(6,150)			(23,052)

Total accumulated amortization	(8,874,356)	(21,582)	(1,173,565)	(420)		(10,069,923)

Intangible assets, net
Software rights	1,991,543	7,922	(790,717)	(459)	1,052,481	2,260,770
Concession licenses	2,020,157		(305,891)		65,029	1,779,295
Subsidies on sales of handsets and mini modems	62,550		(70,807)		8,256	(1)
Goods and facilities in progress	69,773		1,214,147	(106,503)	(1,125,766)	51,651
Goodwill	367,571		1,292,670			1,660,241
Other assets	24,254	4,215	(6,149)			22,320

Total intangible, net	4,535,848	12,137	1,333,253	(106,962)		5,774,276

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

	Balance as of December 31, 2009	Additions	Transfers	Write-downs	Balance as of December 31, 2010

Cost of intangible assets, gross
Software rights	6,115,624		746,174		6,861,798
Concession licenses	4,266,301				4,266,301
Subsidies on sales of handsets and mini modems	1,521,244		290,336		1,811,580
Goods and facilities in progress	16,508	1,089,775	(1,036,510)		69,773
Goodwill	367,571				367,571
Other assets	33,181				33,181

Total intangible	12,320,429	1,089,775			13,410,204

Accumulated amortization
Software rights	(4,075,570)	(794,858)		173	(4,870,255)
Concession licenses	(1,943,627)	(302,517)			(2,246,144)
Subsidies on sales of handsets and mini modems	(1,307,664)	(441,366)			(1,749,030)
Other assets	(2,856)	(6,066)		(5)	(8,927)

Total accumulated amortization	(7,329,717)	(1,544,807)		168	(8,874,356)

Intangible assets, net
Software rights	2,040,054	(794,858)	746,174	173	1,991,543
Concession licenses	2,322,674	(302,517)			2,020,157
Subsidies on sales of handsets and mini modems	213,580	(441,366)	290,336		62,550
Goods and facilities in progress	16,508	1,089,775	(1,036,510)		69,773
Goodwill	367,571				367,571
Other assets	30,325	(6,066)		(5)	24,254

Intangible assets, net	4,990,712	(455,032)		168	4,535,848

(b)	Amortization rates

Average annual rate - %

Software rights	20
Concession licenses	5 to 20
Other assets	20

Subsidies on the sale of handsets and mini modems are amortized over 12 months.

(c)	Goodwill recorded in previous years

In the year ended December 31, 2009, as a result of the assessment of fair value of identifiable assets acquired and liabilities assumed in the date of Intelig acquisition, the net assets acquired at fair value totaled R$ 529,714. Thus, the purchase price paid for Intelig in the amount of R$ 739,729 at December 30, 2009 was higher than the fair value of net assets acquired in the amount of R$ 210,015. Said excess amount was allocated as goodwill and is represented/motivated by the expectation of future profitability of the Company, based on projections prepared by the Company in conjunction with investment banks.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

In 2005 the Company acquired all the shares from minority shareholders in TIM Sul and TIM Nordeste Telecomunicações with shares issued by TIM Participações S.A., converting those enterprises into full subsidiaries. This transaction was recorded at that time by the book value of these shares in the financial statements, not recording goodwill from the difference between the market value of shares traded. For purposes of the first adoption of IFRS in 2010, the Company chose to apply the exemption permitted by IFRS 1, and recorded goodwill of R$ 157,556, which was established at the time when preparing IFRS financial statements reported to the parent company in 2005.

Impairment testing on intangible assets with indefinite useful lives.

Once a year the Company tests the recoverability of goodwill recorded in the expectation of future profitability. These calculations were made based on discounted cash flow, the parameters of which were the assumptions contained in the company's ten-year industrial plan, and applied growth rates compatible with the market in which the company operates and a discount rate of 10% p.a. The results of these tests revealed no need for additional accounting provisions.

18	Suppliers

	2011	2010

Local currency
Suppliers of materials and services	3,168,538	2,673,885
Interconnection (i)	337,603	210,307
Roaming (ii)	147	240
Co-billing (iii)	75,836	91,870

	3,582,124	2,976,302

Foreign currency
Suppliers of materials and services	56,679	71,994
Interconnection (i)	1,416
Roaming (ii)	69,082	55,173

	127,177	127,167

Current portion	3,709,301	3,103,469

(i)	This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from the TIM network and ending in the networks of other operators.

(ii)	This refers to calls made by customers outside of their registration area, who are therefore considered visitors to the other network.

(iii)	This refers to calls made by a customer who chooses another long-distance operator.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

19	Loans and financing

Description	Currency	Charges - %	Maturity date	Guarantees	2011	2010

BNDES	URTJLP	URTJLP + 1.72 to 4.8 p.a.	October 2011 to July 2018	Guarantee from TIM Participações and receivables of TIM Celular	1,575,385	1,787,897
BNDES	UMIPCA	UMIPCA + 2.62 p.a.	July 2017	Guarantee from TIM Participações and receivables of TIM Celular	191,937	163,339
BNDES (PSI)	R$	4.5 p.a.	July 2018	Guarantee from TIM Participações and receivables of TIM Celular	139,591	70,098
BNB	R$	10 p.a.	June 2012 to January 2016	Bank surety and surety of TIM Participações	73,735	118,250
Santander (CCB)	R$	108 of the CDI	September 2012 and October 2012		218,363	204,957
Santander (Resolution 2770)	R$	108 of the CDI	December 2012		159,354	165,901
Banco BNP Paribas	US$	LIBOR 6M + 2.53 p.a.	December 2017	Surety of TIM Participações	267,774	244,891
European Investment Bank (EIB)	US$	LIBOR 6M + 57 to 0.67 p.a.	September 2016 to June 2017	Bank surety and surety of TIM Participações	532,124	479,337
Bank of America (Res. 4131)	US$	LIBOR 3M + 1.25 p.a.	September 2013		223,382
JP Morgan (Res. 4131)	US$	1.56 p.a.	September 2013		187,196
Itaú (CCB)	R$	CDI + 1.50	August 2014 to September 2014		91,742

Total					3,660,583	3,234,670

Current					(1,090,174)	(957,549)

Non-current					2,570,409	2,277,121

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The foreign currency loan taken out with Banco BNP Paribas, with a guarantee provided by the SACE group has restrictive clauses under which that company has to comply with certain financial indices effective for syndicated loans calculated on a half-yearly basis. The subsidiary TIM Celular is in compliance with all of the required financial indices.

The facilities that TIM Celular has taken from BNDES (Banco Nacional de Desenvolvimento), for the purpose of expanding the mobile telephone network, also has restrictive clauses under which the company has to comply with certain financial indices that are calculated on a half-yearly basis. The subsidiary has complied with all the required financial indices.

In 2011, BNDES-linked funds were released amounting to approximately R$ 370 million, of which (i) R$ 154 million at the rate of TJLP + 3.62% p.a., was disbursed in May, (ii) R$ 80 million, costing 4.5% p.a., was disbursed in June under the Sustained Investment Program ("PSI"), and (iii) R$ 136 million, at a cost of TJLP + 3.62% p.a., was disbursed in November.

The amount of R$ 80 million, released in July 2011 and concerning the funding line PSI (Investment Support Program), teem its resources for the acquisition of machinery and equipment on projects to expand the network capacity. This program has BNDES subsidized interest rates (4.5%) compared to lines of credit available and even when compared to the rates offered by the BNDES, in other transactions with similar goals and deadlines. Thus, this operation falls within the scope of IAS 20 - "Grants and Government Assistance". Therefore, using the effective interest method defined by IAS 39 - "Financial Instruments: Recognition and Measurement" were made the following considerations: We performed a comparison between (i) the total amount of debt calculated based on rates set by contract and (ii) the total amount of debt calculated based on average rates charged by the market (fair value). Based on this comparison, the subsidy granted by BNDES adjusted to fair value resulted in approximately R$ 18 million, this amount being recorded in the group "Revenue Anticipated Grants Government LP", and will be deferred over the life of the asset being financed and appropriate the group of "Other Revenue Grant." In the year ended December 31, 2011 the amount recognized as expense in the caption above amounts to R$ 4,331 (2010 - R$ 1,084).

In March 2011, the subsidiary TIM Celular renewed facilities of R$ 350 million for a further 18 months, involving (i) Bank Credit Note ("CCB") transactions expected to mature in April 2011, amounting to R$ 200 million, and (ii) an agreement for the forward lending of Funds in reais raised overseas (Res. 2770), maturing in June 2011 and amounting to R$ 150 million, both with Banco Santander Brasil S.A., at a cost of 108% of the CDI rate.

In September 2011, the subsidiary TIM Celular raised R$ 373 million 4131 foreign currency loans with (i) JP Morgan providing R$ 173 million and Bank of America Merrill Lynch ("BofA") providing R$ 200 million, both maturing in September 2013. Simultaneously with the disbursement, swap transactions were closed in order to fully protect these transactions against exchange rate exposure.

In October 2011, the subsidiary TIM Celular concluded the purchase of the companies AES Communications Rio de Janeiro S.A. and Eletropaulo Telecomunicações Ltd., now referred to as TIM Fiber RJ and TIM Fiber SP, respectively. These companies have a debt to Itaú Unibanco totaling R$ 90 million, maturing between August and September 2014. The agreements contain restrictive clauses covering compliance with certain financial ratios, calculated semi-annually. The companies have been complying with all ratios required.

In December 2011, the subsidiary TIM Celular entered into a new credit facility with the European Investment Bank, for up to € 100 million.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The subsidiary TIM Celular has swap transactions to fully hedge itself against any devaluation of the real currency vis-à-vis the US dollar and partially against changes in the fair value of its loans, which were pegged to fixed interest rates and the TJLP (long-term interest rate).

The long-term portions of loans and financing as of December 31, 2011 mature as follow:

Year of reimbursement

2013	864,166
2014	339,523
2015	281,129
2016	723,042
2017 onwards	362,549

2,570,409

Fair value of loans and financings

In Brazil, there is no established market for long-term debt with the characteristics of the BNB and BNDES financing. The institutions consider, in addition to the returns of long-term debt, the social benefits of each project linked to its funding. For purposes of our analysis of fair value, given the absence of similar market and the need for adherence of projects to government interests, usually considered to be the fair value of the loan that is recorded in account balances.

Another operation that has employed highly specific characteristics is obtained the loan from BNP. In this operation, we have as a guarantor company SACE, Italian insurer, which also has responsibilities for the development institution. Given the characteristics of the operation, we believe that fair value is equal to the value recorded on the balance of the Company.

With respect to funding operations with banks Santander, Bank of America and JP Morgan, it is considered that they were held recently. Given the short time between the date of capture and closing the fiscal year, current market conditions do not indicate the existence of factors that may lead to a fair value of the transactions differ from that recorded on the books.

Following the evaluation criterion that considers the characteristics of similar operations, the Company identified differences between fair value and book value of fund raising from banks BEI and Itaú Bank. Both have fair values less than the carrying amounts respectively in R$ 26,702 and R$ 91.

20	Labor obligations

	2011	2010

Payroll taxes	38,200	31,522
Salaries and provisions payable	95,718	85,337
Employees' withholding	11,885	8,433

	145,803	125,292

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

21	Indirect taxes, fees and contributions payable

	2011	2010

ICMS	489,734	419,294
ANATEL taxes and fees	295,431	128,870
ISS	52,534	46,539
Other	10,923	7,392

	848,622	602,095

Current portion	(705,669)	(544,375)

Non-current portion	142,953	57,720

Management periodically evaluates the interpretations of tax laws by attending to the publication of new laws, the existence of new case law and other factors that may lead to changes in positions previously assumed. As part of this evaluation, the Company concluded that there currently exists the reasons for the change in their tax positions in relation to Fust and Funttel on certain services. Thus, the Company recorded an additional provision of R$ 88,023 on these taxes.

22	Direct taxes, fees and contributions payable

	2011	2010

Income and social contribution taxes	486,612	289,659
PIS/COFINS	121,671	100,779
Other	13,288	13,871

	621,571	404,309

Current portion	(454,124)	(265,328)

Non-current portion	167,447	138,981

In November 2009, the company joined the Fiscal Recovery Program introduced by Law no 11.941/09 and Provisional Measure no 470/2009, with the aim of equalizing and regularizing tax liabilities using a special payment system involving installment payments of its tax and social security obligations. In June 2011, the subsidiary opted to include debits not appearing in the assessment in the REFIS (Programa de Recuperação Fiscal - Tax Recovery Program) program which provides for an amnesty from penalties and interest under the installment payment system for debits under the responsibility of the Federal Revenue Department.

The general conditions of this installment program can be summarized as follow:

(a)
The (historical) principal amount is payable over 180 months. Interest and penalties will be paid using the tax losses accumulated by the subsidiary, benefiting from the 60% reduction in interest and 25% in the penalty.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(b)	The range of installment debits:

	Restated principal amount	Penalty	Interest

Income and social contribution taxes	27,637	16,996	31,931
PIS and COFINS taxes	32,243	7,035	16,163

	59,880	24,001	48,094

The debits to be paid in installments comprise primarily the following court actions:

●
Income and social contribution taxes: (i) failure to pay corporate income tax over the monthly estimated base concerning the year 2002, amounting to R$ 39,636; (ii) the setting-off of income and social contribution taxes against non-ratified PIS and COFINS tax credits totaling R$ 36,898.

●	PIS and COFINS taxes: setting-off of PIS and COFINS taxes using non ratified PIS and COFINS credits amounting to R$ 55,441.

(c)
The gains corresponding to the reduction of past due and official penalties involving income and social contribution taxes previously booked to liabilities, amounting to R$ 28,455 was recorded under the items "Income and social contribution tax expenses" (R$ 6,224) and "Financial expenses" (R$ 22,231).

(d)
The amount of the fiscal losses used to settle the debits totaled R$ 45,671 as at December 31, 2011.  As a result of having joined the REFIS Program, the company is obligated to pay the installments, with delays limited to three months, in addition to withdrawing court actions and waiving any legal allegations on which these actions are based, under pain of the immediate termination of the installment program and the consequent loss of the benefits previously mentioned.

23	Other liabilities

	2011	2010

Pre-paid services to be provided (i)	256,778	161,566
Combination of shares (ii)	23,281	20,347
Government subventions (iii)	37,094	22,772
Network swap (iv)	93,136	102,581
Other liabilities	24,022	16,984

	434,311	324,250

Current portion	(287,156)	(181,268)

Long-term portion	147,155	142,982

(i)	Refers to minutes not used by customers for the services of the prepaid plans that are appropriate to the profit and loss when the effective use of these services by customers.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(ii)
On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares to each one (1) share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holdings in batches with multiples of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA) at their free and sole discretion. Thus, the record of the debt corresponds to the amount to be paid to shareholders arising from breaches of the Group.

On September 18, 2007 auction was held on the Stock Exchange of São Paulo-BOVESPA for sale of 2,285,736 shares (1,185,651 common shares under the code TCSL3 and 1,100,085 preferred shares under the code TCSL4), corresponding to fractions resulting in this group. The values calculated in the sale are available to holders of these fractions at any time.

Additionally, in the balance of 2011, also are recorded values related treasury shares described in Note 26 (c).

(iii)
In August 2010, funds began to be released under the credit facility from the BNDES Investment Sustainment Program - ("BNDES PSI"), whereby up to December 2011, the amount disbursed totaled R$ 172,000. This transaction is classified within the scope of IAS 20 - "Government Subventions and Assistance". The subvention granted by BNDES, adjusted to its present value, resulted in R$ 41,053 and is being amortized according to the useful life of the asset being financed and appropriated to "Other operational expenses, net" (Note 32).

(iv)	Refers mainly to sale contracts and reciprocal costly infrastructure of fiber optics.

24	Provision for contingencies

The companies of the Group are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business, and have set up provisions whenever Management, based on the opinion of its legal advisors, concludes that there is a significant risk of loss.

The provision for contingencies is composed as follows:

	2011	2010

Civil	42,482	40,531
Labor	56,083	53,162
Tax	126,530	145,099
Regulatory	4,426	10,265

	229,521	249,057

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The changes in the provision for contingencies can be summed up as follows:

	December 31, 2010	Balance company acquired	Additions net of reversals	Payment	Monetary adjustment(*)	December 31, 2011

Civil (a)	40,531		136,663	(135,207)	495	42,482
Labor (b)	53,162	462	3,208	(903)	154	56,083
Tax (c)	145,099	75	21,220	(27,137)	(12,727)	126,530
Regulatory (d)	10,265		3,321	(8,493)	(667)	4,426

	249,057	537	164,412	(171,740)	(12,745)	229,521

(*) Monetary restatement of the tax contingencies includes the reversal of monetary restatement totaling R$ 22,231 for income and social contribution tax processes included in the REFIS in June 2011.

(a)	Civil provisions

The Group is subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of internal and external lawyers. This assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

(a.1)	Consumer lawsuits

The subsidiaries are parties to roughly 66,533 lawsuits (as against 69,890 as at December 31, 2010), which are claims filed by consumers in the judicial and administrative spheres, and involve TIM Celular, INTELIG, TIM Fiber RJ and TIM Fiber SP. The aforementioned lawsuits relate to the relationships between the subsidiaries and their clients, with the highlight, where TIM Celular S.A. is concerned, going to alleged undue collections, contract cancellations, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. For the subject matters underlying the cases against INTELIG, those worthy of note relate to improper charging and unjustified inclusion in bad debtors' lists. As at December 31, 2011, cases where the chances of loss are probable stood at R$ 25,335 (2010 - R$ 24,109), and full provision has been made for these.

(a.2)	Class action lawsuits

There are four main class action lawsuits against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina, in the State of Pernambuco, and Juazeiro, in the State of Bahia, due to the existence of "state border areas"; and (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft or robbery of handsets; (iii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against INTELIG, which questions non-compliance with Article 61 of ANATEL Resolution 85 (retroactive charging); and (iv) a lawsuit filed by the Public Prosecutor's Office in Uberlândia questioning non-compliance with Article 61 of ANATEL Resolution 85 (retroactive charging).

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

Due to the fact that these lawsuits entail positive and negative obligations, and taking into account the impossibility of accurately quantifying possible losses at the current stage of the legal proceedings, no provision has been made by Management regarding the above described contingencies.

(b)	Labor provisions

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commission, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not met by the contracted service provider companies.

Out of the 8,156 labor claims as at December 31, 2011 (6,172 as at December 31, 2010) filed against the Group, 83% relate to service providers, with the great majority of these claims being concentrated on certain companies, which for the most part are located in the cities of São Paulo, Belo Horizonte, Rio de Janeiro, Curitiba and Recife.

In relation to third party claims, a number of these relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees. Another significant percentage of the contingencies that exist relate to the organizational restructuring processes, in particular the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff as well as outsourced personnel.

Any assessment of the chances of loss in relation to these actions and the contingent amounts is subject to revision at periodic intervals, taking into account the legal decisions made during the course of the aforementioned processes, on account of regulatory changes or changes in the case law guidelines and precedents issued by Superior Courts. As at December 31, 2011, cases where the chances of loss are probable stood at R$ 21,081 (2010 - R$ 20,117), and full provision has been made.

Adjustments to the labor provision are based, for the most part, on the concentration of efforts aimed at intensifying the standardization process in relation to the classification of the risks of labor-related claims involving the Group, taking into account the fact that the management of labor litigation makes use of numerous methods of procedural analysis and the evaluation of the existing risks.

(c)	Tax provisions

(c.1)	IR and CSLL

In 2005, TIM Celular was notified by the Minas Gerais office of the Federal Revenue Department for the sum of R$ 126,933, in connection with: (i) the taxation of monetary variations on swap transactions and exchange variations on outstanding loans; (ii) a separate fine for failure to pay social contribution tax on net income on an estimated monthly basis for the year 2002 and part of 2001; (iii) alleged failure to pay corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest overseas (IRRF - withholding income tax) - a voluntary disclosure that does not entail payment of arrears charges.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The subsidiary is currently challenging these assessments with the tax authorities. Based on the opinions of both the company's own lawyers as well as of law firms that provide the company with legal advice, Management concluded that the probable loss to be incurred in relation to these processes would amount to R$ 32,750, and set up a provision in 2005 for this amount, under the heading "Provision for income and social contribution taxes".

In September 2009, TIM Celular enrolled in the REFIS (Fiscal Recovery Program) which provided amnesty in relation to fines and interest charges along with the possibility of payment of federal tax debits by installment. TIM Celular opted to partially join the REFIS program regarding these fines, and paid the sum of R$ 4,884 in relation to the installment corresponding to the exclusion of exchange rate variations from net income on the CSLL (Social Contributions on Net Income) base. The amount of the provision that was set up under the heading "Provision for income and social contribution taxes" in connection with CSLL was R$ 8,547, while the amount of R$ 3,663, which corresponds to the difference between the amount of the provision and the amount that was actually paid, was reversed in favor of the subsidiary.

In June 2011, the subsidiary opted to be included into the REFIS for the amount of R$ 24,203,relating to the failure to pay corporate income tax on the estimated monthly basis for the year 2002, and where management considers a loss to be probable.

In addition, the subsidiary won the assessment notice that disputed the remittance of interest abroad (WHT at source) - a spontaneous indictment without payment of past due charges, amounting to of R$ 19,120.

The subsidiary continues to challenge these assessment notices before the tax authorities. At present the total amount assessed comes to a restated figure of R$ 166,482, with the total remaining amount classified as a possible loss to the subsidiary.

(d)	Regulatory provisions

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations) and STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), ANATEL filed some Procedures for the Determination of Non-Compliance of Obligations ("PADO") involving the subsidiaries.

The subsidiaries have exerted their best efforts and presented all arguments at all administrative levels to avoid sanctions. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary penalty (fine) charged or lead to the definitive dismissal of the PADO, without any fines being applied to the company. The provision made by the company reflects this assessment.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e)	Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Group involving risks of loss that are classified as possible by management and the Group's legal advisors. No provision has been made for these contingencies, and no materially adverse effects are expected on the financial statements as shown below:

	2011	2010

Civil	441,586	364,550
Labor	312,178	262,330
Tax	5,669,726	2,397,408
Regulatory	146,901	79,803

	6,570,391	3,104,091

The main actions where the risk of loss is classified as possible are described below:

(e.1)	Civil contingencies

(e.1.1)	Class actions

There are several class actions against subsidiaries where the risk of loss is regarded as probable. They are summarized as follow: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer's warranty terms; (ii) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that state; (iii) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingu and Marabá; (iv) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire and Lago da Pedra; (v) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, MonsenhorTabosa, Icó and Icapuí; (vi) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (vii) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste and Vale do Anari; (viii) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state, like in Manaus, Tabatinga and Humaitá; (ix) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina; (x) a lawsuit filed against TIM Celular in the State of Pernambuco, specifically in the municipality of Araripina; (xi) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga - State of São Paulo and in the surrounding region; and (xi) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of an SMS without the consumer's prior consent.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e.1.2)	Other actions and proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at declaring null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and requiring the refunding of all excess amounts allegedly charged since July 2004. The judge granted an injunction determining the provisional payment of VU-M at an amount of R$ 0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process at the agency to which GVT and VIVO are parties. In September 30, 2011, the judge in this case confirmed the request for a suspension of the act formulated by GVT until the work by ANATEL ascertaining the VU-M reference amounts is concluded.

In addition to the lawsuit, GVT has also filed a representation before the Secretariat of Economic Law (SDE), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infringement of economic principles, which was judged in March 2010.

The SDE ruled against the alleged practice of Price Squeezing and forwarded the proceeding to Conselho Administrativo de Defesa Econômica - Administrative Council for Economic Defense (CADE) for judgment, also voting for the dismissal of the claim for common price fixing ("cartel"). The CADE has not yet handed down its judgment.

TIM Celular is a defendant in a lawsuit for damages filed by the service provider Glória Souza & Cia. Ltda. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$ 6,119. This company provided TIM with outsourced labor in Northern Brazil.

Given TIM's decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM's defense and the reply from Glória Souza & Cia have been submitted. A reconciliation hearing was held, to no avail. There has still been no decision from the lower court.

A legal action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the 29th Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of the contractual relationship that was entered into with TIM (Contract for the Provision of Professional Legal Services). The proof of the expert investigation was upheld and the opinion was ratified by the judge. TIM filed an appeal, challenging the decision of the expert investigation, and the court recently ruled that a new expert investigation be carried out. The case records are currently in the expert examination phase.

A lawsuit has been brought against TIM Celular by the company Integração Consultoria e Serviços Telemáticos Ltda. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$ 4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$ 3,957. An appeal was filed against the execution, requesting a suspended sentence, by Integração Consultoria, which was rejected by the judge. This led to the filing of an interlocutory appeal, with the suspended sentence having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and judgment is still pending from the court.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

MCS was TIM's largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003, and the agreement expired in January 2010. The contract was terminated on account of disagreements between the parties in relation to compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to blame TIM for its default and losses. It believes that its financial health has been negatively affected by the changes in TIM's remuneration policy. Even before the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$ 8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to its competitors.

In March 2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for a period of twelve (12) months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress and is currently in the expert investigation phase.

SECIT proposed an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in Area 4 (Minas Gerais). TIM presented its defense and the case is in the initial phase, currently under expert investigation phase. Thus there has been no decision by the lower court. The amount allocated to the case was R$ 9,758.

In December 2010, TIM Celular S.A. filed an action against ANATEL with the 15th Federal Court of the Federal District requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO no 53500.025648/2005 and of Act no 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$ 3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The case is currently in the evidence specification phase, and there has been no decision by the lower court.

(e.2)	Labor contingencies

(e.2.1)	Labor claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with a highlight being the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case records 01102-2006-024-03-00-0 refer to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutors' Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of security to prevent the prompt implementation of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an unspecified writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts by the Judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeal's decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal in March 2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Labor Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees' work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired prior to 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash. However, some of the company's former employees have questioned this transaction, and in some cases have obtained favorable decisions.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo, from former Gazeta Mercantil employees who have filed claims requesting the inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

(e.2.2)	Social security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting of R$ 2,388.The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, the judgment of which is still pending.

In May 2006, TIM Celular was assessed under tax assessment notice no 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonuses; (ii) non-adjusted bonuses; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision - assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Notifications for the release of tax debt regarding alleged irregularities in the payment of social security contributions levied in the following cases: (i) profit sharing; (ii) retention of 11% on service agreements; (iii) failure to deduct and pay management fees; and (iv) failure to properly fill out the GFIP. An administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which is currently pending judgment.

On account of the final decision in the administrative sphere of the assessment involving discussion of the 11% withheld on service agreements, a legal action was filed to reverse the assessment.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e.3)	Tax contingencies

(e.3.1)	IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$ 331,171. In March 2007, the Federal Revenue Department in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amount in connection with income and social contribution taxes and a separate fine, which totaled R$ 73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$ 258,144.

These tax assessment notices are part of the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law no 9532/97, article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM Instruction no 319/99.

The Tax Information Report mentioned did indeed lead to a portion of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$ 85,771, these arose from offsetting involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part in the administrative sphere totaling R$ 67,404 and part in the judicial sphere totaling R$ 9,193.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$ 164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount related to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) the exclusion of the amortized goodwill; (iii) the deduction of corporate income tax by way of fiscal incentives for the reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the Sudene. This tax assessment notice was immediately challenged by the subsidiary and a decision in the administrative sphere is now awaited.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$ 1,265,346 concerning income and social contribution taxes referring to: (i) the deduction of goodwill amortization expenses; (ii) the exclusion of the reversal of the goodwill from the former BITEL; (iii) the improper offsetting of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) the deduction of WHT without proof of payment; (vi) the deduction of accruals without proof of payment; (vii) a one-off penalty for underpayment of estimates; (viii) a regulatory penalty for omitting information and failure to produce digital files; and (ix) a supplementary entry to the administrative proceedings mentioned in the above paragraph. This notice was immediately contested by the subsidiary, and a decision in the administrative sphere is now awaited.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e.3.2)	IRRF

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$ 49,652, arising from the alleged failure to pay IRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was successfully challenged in the administrative sphere in view of the final favorable decision on the writ of mandamus.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$ 50,026, of which the amount of R$ 1,029 was provided for in November 2011, involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payments to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions on fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision in the administrative sphere.

(e.3.3)	ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunications services provided by the Parent Company and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative proceedings the amount that is now being disputed is R$ 41,066 (the original tax assessment was for the sum of R$ 95,449). The subsidiary is currently challenging these assessments with the tax authorities at both the administrative as well as judicial levels. Based on the opinions both of the company's own lawyers as well as of law firms that provide the company with legal advice, management concluded that the processes still in progress may result in a possible loss for the subsidiary.

Over the past few years, the subsidiary TIM Celular has received tax assessment notices drawn up by the tax authorities of various Brazilian States in relation to the payment of ICMS regarding operating aspects of the company's activity of provision of telecommunications services, as well as the sale of goods. Some grounds or reasons for these tax assessments according to the allegations of the inspection agents include: (i) discussion regarding the requirement to pay the difference between the intrastate and interstate ICMS rate on the purchase of property, plant and equipment items for use and consumption and the determination of the ICMS basis of calculation for acquisition of goods intended for sale; (ii) recording of the taxed services (according to the understanding of the tax authorities) as not taxed by the subsidiary in the Transfer Register Book; (iii) alleged underpayment due to usage of the incorrect rate and the entry of telecommunications services as not taxed; (iv) alleged failure to make payment due to differences between the amount actually paid and the amount declared; and (v) payment of tax outside of the terms established by the state legislation, among others. The aforementioned assessments are being challenged in due course at both the administrative as well as the judicial level. The sum involved in those cases under discussion where the amount is in excess of R$ 14,000, comes to a total of R$ 315,552.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the Fundo de Combate à Pobreza e às Desigualdades Sociais (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative and judicial levels and total R$ 110,535.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the sums of R$ 16,406 and R$ 46,923 respectively in connection with the failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and total of R$ 63,329.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the sums of R$ 329,471 and R$ 24,771 respectively for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. This subsidiary intends to challenge the aforementioned collection with the higher court.

In 2008, 2009 and 2010 the subsidiary TIM Celular received tax assessment notices for the total sum of R$ 77,760 drawn up by the tax authorities of the States of Ceará, Pernambuco and Paraná in connection with a debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$ 24,047 and R$ 28,668 involving allege failure to pay ICMS levied on telecommunication services provided (pre-paid model) - outgoing telephone card operations. These assessments are being challenged in the administrative sphere.

In November 2010 and December 2011, TIM Celular received three assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul and Paraná for a total amount of R$ 83,782 involving the reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the Control of ICMS Credits on Permanent Assets (CIAP) Book. These assessments are being challenged at the administrative level.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$ 367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation by not presenting the 60i register of the SINTEGRA file for 2007 and 2008, (ii) alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged by the subsidiary in the administrative sphere.

In July and October 2011, TIM Celular received tax assessment notices from the tax authorities of the State of São Paulo in the amount of R$ 216,472, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving the services contested, leading to the reversal of debits without complying with the legislation. The subsidiary is challenging these assessments in the administrative sphere.

In December 2011, TIM Celular received two tax assessment notices from the State of Paraná, amounting to R$ 100,462 and involving improper crediting of ICMS tax for the periods from May 2010 to August 2011, and from September 2011 to November 2011. The subsidiary is challenging these assessments in the administrative sphere.

In December 2011, Intelig filed a legal action against the tax assessment notice drawn by the State of São Paulo, in the amount of R$ 20,285, involving the alleged improper appropriation of ICMS tax credits referring to the reversal of debits declared in the ancillary obligations of the State. The subsidiary is challenging this assessment in the administrative sphere.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e.3.4)	ISS

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for an amount of R$ 94,359 for allegedly failing to pay ISSQN on the following services: technical programming, administrative services on plan cancellation, telephone directory assistance services, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

(e.3.5)	Telecommunications Services Universalization Fund ("FUST")

On December 15, 2005, ANATEL issued its Abstract no 07 aimed, among other things, at charging FUST contributions on the interconnection revenue earned by the providers of telecommunications services, from the date upon which Law no 9998 came into force. It is the continued understanding of the subsidiary company that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of article 6 of Law no 9998/00), the abovementioned revenue is not subject to the FUST charges. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenue. ANATEL's intention to charge FUST on this revenue has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the Court of Appeal.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenue for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract no 07/05. The assessments for this period add up to a total of R$ 529,823.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$ 59,902 in connection with FUST charges that are allegedly due on interconnection revenue for the periods from January to December of 2001 to 2007, respectively. The aforementioned assessments are being challenged at administrative level.

(e.3.6)	Telecommunications Technological Development Fund ("FUNTTEL")

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular amounting to R$ 213,212, in connection with FUNTTEL amounts due on interconnection revenue for the years from 2001 to 2007, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the Company's interests in relation to the non-payment of FUNTTEL on interconnection revenue, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenue is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$ 19,474 in connection with FUNTTEL charges that are allegedly due on interconnection revenue for the periods from January to December 2002, March to December 2003, April to December 2004 and January to November 2005, respectively. The aforementioned assessments are being challenged at the administrative level.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e.4)	Regulatory proceedings

TIM Celular is authorized to provide SMP services in all Brazilian states for an indefinite period, and to use the associated Radio Frequencies ("RFs"), having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by ANATEL determined a charge of 2% of interconnection revenue concerning the extension of the rights of use of renewal of the RFs. These decisions have been challenged by administrative appeals filed by TIM, which understands that the regulatory obligation associated with this payment does not exist. Since these appeals presented on August 30, 2011 are still pending judgment on merits, the possibility of the debit being enforceable still exists.
By means of Orders from the Presidential Office issued in September 2011, ANATEL overruled the suspensive effect requested by TIM through an appeal. In the light of this fact, in November 2011 the company filed a writ of mandamus against ANATEL, which successfully suspended the enforceability of the debits associated with the charge of 2% on interconnection revenue regarding payment of the extensions of the right of use of the RFs.

Also in November 2011, ANATEL published Abstract no 11/2011 by which the Governing Board of the Agency issued its opinion as to the applicability of interconnection revenues of STFC concession holders in calculating the charge (of 2% of revenue) arising from extending STFC Concession agreements. This understanding will probably apply in the case of the extension to the right of use of RFs.

Furthermore, in view of the extension of the authorization of the usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from ANATEL for the payment of a new Facilities Inspection Fee ("TFI") for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

	Instrument of			Amount
State	authorization	Expiry date	Act	(in reais	)

Paraná (excluding the
municipalities of Londrina
and Tamarana)	002/2006/PVCP/SPV	09.03.22	57.551 dated April 13, 2006	80,066
Santa Catarina	074/2008/PVCP/SPV	09.30.23	5.520 dated September 18, 2008	54,026
Municipality and region of
Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	04.14.24	1.848 dated April 13, 2009	333
Ceará	089/2008/PVCP/SPV	11.28.23	7.385 dated November 27, 2008	41,728
Alagoas	045/2008/PVCP/SPV	12.15.23	7.383 dated November 27, 2008	20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12.31.23	7.390 dated November 27, 2008	15,021
Paraíba	047/2008/PVCP/SPV	12.31.23	7.386 dated November 27, 2008	19,844
Piauí	049/2008/PVCP/SPV	03.27.24	7.389 dated November 27, 2008	13,497
Pernambuco	089/2008/PVCP/SPV	05.15.24	7.388 dated November 27, 2008	54,000

The demand for payment of TFI is a result of ANATEL's understanding of the due application of the provision of article 9, sub-section III, of the Regulations for the Collection of Revenues of the FISTEL Telecommunications Inspection Fund, which foresees the levying of TFI on the stations at such time as the license is renewed, which entails the issue of a new license. However, in the Company's understanding this does not appear to be the correct and reasonable interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was subject to challenge at the administrative level, following which a suspension was granted on the requirement to pay the charge until the definitive ruling of the challenge from ANATEL.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

According to the Instruments of Authorization for the operation of Personal Mobile Services ("SMP"), TIM Celular agreed to the phased implementation of SMP coverage in relation to the respective regions, within the scope of the areas they were awarded, and has done so. In the event of failure to perform the obligations as set out under the Instruments of Authorization, or in the call notices for the auction of the 3G frequencies, the subsidiaries are subject to the filing of PADOs, and possible sanctions as a result.

Also in accordance with the aforementioned Terms of Authorization, the subsidiaries are required to operate in accordance with the quality standards established by ANATEL and comply with the obligations determined by the regulations. ANATEL has brought administrative proceedings against the subsidiaries for: (i) noncompliance/failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization or call notices for the 3G frequencies; and (iii) non-compliance with obligations contemplated in the relevant regulations of the RSMP and RSTFC, and (iv) undertaking monitoring activities of a diverse regulatory nature.

The subsidiaries submitted to ANATEL administrative defenses and filed administrative appeals and requests for reconsideration, explaining that the alleged non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies, and which were insignificant given the universe of users to whom they provide services. The provision for regulatory contingencies shown in the balance sheet reflects the amount of losses expected, which are classified as "more probable" by management.

25	Provision for asset retirement obligations

The changes in the obligations deriving from future asset retirements are set forth below:

	2011	2010

Opening balance	255,737	239,635
Additions recorded throughout the period, net of write-offs	6,181	16,102

Closing balance	261,918	255,737

Provision is based on the estimated costs to be incurred on disassembly of towers and equipment at leased sites, discounted to their present value at an average rate of 10% so as to reflect the best current estimates.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

26	Shareholders' equity

(a)	Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, TIM Participações S.A. is authorized to increase its capital to up to 4,450,000,000 (four billion, four hundred and fifty million) common shares.

	2011	2010

Number of common shares	2,417,632,647	843,281,477
Number of preferred shares		1,632,453,583

	2,417,632,647	2,475,735,060

As mentioned in Note 1, during the third quarter of 2011 the holding became part of the Novo Mercado segment of BM&FBOVESPA. Having migrated to this segment, TIM Participações S.A. no longer has preferred shares, the former preferred shares having been converted to common shares in the ratio of 0,8406 common shares for each preferred share.

On October 4, 2011, TIM Participações S.A. brought to a close the process for the primary public offering of 190,796,858 common shares. The offering was closed at a price of R$ 8,60 (eight reais and sixty cents) per share. As a result, TIM Participações raised R$ 1,640,854, which was registered by the company in October 2011 in the capital stock account.

Furthermore, the holding granted the option of the public distribution of an overallotment of 9,461,510 common shares to Morgan Stanley S.A. and Morgan Stanley & Co. LLC. The purpose of this mandate was exclusively to meet the excess demand detected in the public offering mentioned in the previous paragraph. The options were exercised in October 2011 at R$ 8,60 (eight reais and sixty cents) per share, resulting in a new increase in the Company's capital of R$ 81,368.

The costs directly linked to these funding processes, in the amount of R$ 47,117, were booked to an equity reduction account, pursuant to IAS 39.

The closure of the public offering brought no relevant alterations (in excess of 5% of the total capital stock) to the equity interests held by the Group's shareholders.

(b)	Capital reserves

The capital reserves are comprised of:

	2011	2010

Special goodwill reserve	380,560	396,129
Capital reserve - stock option	3,928

	384,488	396,129

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

Special goodwill reserve

The special goodwill reserve was generated in the following transactions:

(i)	Special reserve - tax benefit on restructuring

This reserve resulted from the corporate restructuring process carried out in 2000 and the outstanding amount as at December 31, 2010 was R$ 15,569. This balance, corresponding to part of the tax benefit obtained from the restructuring, was capitalized in May 2011 for the benefit of the controlling shareholder in accordance with CVM Instruction no 319/99 by issuing 1,364,837 new preferred shares and 705,038 new common shares.

(ii)	Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between the market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações at that time, recording goodwill amounting to R$ 157,556.

(iii)	Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Extraordinary General Meeting of TIM Participações S.A. approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on the base date of November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$ 739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$ 516,725) created goodwill against capital reserves of R$ 223,004.

Options to purchase shares

The balance expenditure of the Group with stock purchase options granted to employees is recorded against the capital reserve account.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(c)	Treasury shares

On July 26, 2011, the period ended for the holders of the holding's preferred stock to manifest their disagreement with the entry into the Novo Mercado segment of BM&FBOVESPA. Only one shareholder with 84,300 preferred shares exercised the right of withdrawal. In August 2011, his shares were acquired by the Company, based on the equity value per share as at December 31, 2010 and calculated to four decimal places (R$ 4.1628 per share).

Furthermore, as decided by the Special General Meeting dated June 22, 2011, only whole numbers of the Company's common shares were delivered to non-dissenting preferred shareholders. The fractions of common shares arising from the conversion were also paid in August 2011 at the same reimbursement price paid to dissenting shareholders. In all, the total of the fractions of common shares totaled 725,026 shares.

(d)	Profit reserves

(i)	Legal reserve

This refers to the 5% of net income set aside every year until the legal reserve equals 20% of capital. Also, the Company is authorized to stop supplementing the legal reserve when, together with the capital reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increases or the offsetting of accumulated losses.

(ii)	Reserve for expansion

This reserve is set up based on paragraph 2, article 46 of the bylaws and article 194 of Law no 6404/76, and is intended to fund investment and expansion projects, and is supported by the capital budget.

According to the Company's bylaws, the reserve for expansion may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

(e)	Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on June 22, 2011, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, to an amount equivalent to 25% of the adjusted net income.

The dividends were calculated as follow:

2011

Net income for the year	1,281,228
(-) Creation of legal reserve	(64,061)

Adjusted net income	1,217,167

Dividends to be distributed
Minimum dividend calculated based on 25% of adjusted income	304,292
Dividends per share (amounts shown in reais)	0.1259

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

For the year ended December 31, 2010, TIM Participações S.A. had different methods of calculation to determine the minimum mandatory dividend. In that year, TIM had two classes of shares (ordinary and preferred) and performed the profit distribution based on the laws in force at that time. The calculation methodology that demonstrates the determination of the minimum dividend for the year 2010 can be found below:

2010

Capital stock - common shares	2,775,734
Capital stock - preferred shares	5,373,362

Capital stock	8,149,096

Dividends: 6% of capital stock for preferred shares pursuant to the bylaws	322,402

Shareholders' equity - common shares	2,834,871
Shareholders' equity - preferred shares	5,487,843

Total shareholders' equity (last social exercise approved -
December 31, 2009 (*)	8,322,714

Dividends: 3% of total shareholders' equity for preferred shares,
pursuant to Law no 10.303/01	164,635

Net income for the year	2,216,909
(-) Loss offset (accumulated)	(125,914)

Income after loss offset (accumulated)	2,090,995

(-) Creation of legal reserve	(104,550)

Adjusted net income	1,986,445

Dividends to be distributed
Minimum dividend calculated based on 25% of adjusted income	496,611
Dividends to be distributed to common shareholders	169,155
Dividends to be distributed to preferred shareholders	327,456

496,611

Dividends per share (amounts shown in reais)
Common shares	0.2006
Preferred shares	0.2006

(*)	This time the Company was using accounting practices different from international accounting practices (it was before the convergence of Brazilian accounts practices to IFRS).

The proposed dividends in previous years and not claimed by shareholders were effectively reversed after the statutory period of limitations according to Brazilian legislation. The amount of R$ 3,327 (R$ 8,345 on December 31, 2010) was released to the reserve account for expansion.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

27	Stock options

On August 5, 2011, it was approved by the General Assembly of Shareholders of TIM Participaçõoes S.A. the long-term incentive plan granted to senior managers and those in key positions in the holding and its subsidiaries. The option to purchase shares was granted to directors and certain employees.

On the grant date (August 5, 2011) the price value of the exercise of options granted was calculated using the weighted average price of the shares of TIM Participações S.A. The calculation considered the average trading volume and trading price of TIM Participações' shares during the period of 30 days prior to the date July 20, 2011 (the date on which the Board of Directors approved the Company's benefit).

The exercise of options is conditional on the achievement of two performance goals simultaneously: (i) growth in the value of the common stock of TIM Participações S.A.; and (ii) performance of TIM Participações' stock price relative to a benchmark index, defined by the Directors of TIM and composed primarily of shares of other telecommunications, technology and media companies. The conditions of performance are measured in the three years period 2011-2013, with the measurement in July of each year.

The term of the options is six years, and a third of them can be exercised after the first half of 2012, another third to the end of the end of the first half of 2013 and the remainder after the first half of 2014. TIM Participações S.A. has no formal legal obligation to repurchase or settle the options in cash, or otherwise.

On August 5, 2011, the corresponding option holders were granted the right to purchase shares of 2,833,596. As mentioned in the preceding paragraph, on December 31, 2011, there are no options that can still be exercised.

Using the accounting cut-off principle, expenses linked to the plan long-term benefits has been accounted monthly and at the end of the fiscal year 2011 totaled R$ 3,929. Significant data included in the model were: the weighted average share price of R$ 8.31 as at the grant date, the exercise price of R$ 8.84 presented above, volatility of 51.73% p.a., an expected duration of the option corresponding to six years and an annual interest rate without risk of 11.94% p.a. The volatility was measured based on the quotations of common shares of TIM over a period of six years.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

28	Net operating revenue

	2011	2010	2009

Telecommunications service revenue - mobile
Subscription and use	10,264,716	8,911,976	8,068,181
Network use	3,849,408	3,679,365	4,042,612
Long distance	3,181,214	2,374,341	1,943,121
VAS - additional services	3,166,437	2,241,530	1,907,188
Others	229,829	272,927	306,011

	20,691,604	17,480,139	16,267,113

Telecommunications service revenue - landline	1,525,446	1,281,246	89,860

Telecommunications service revenue - mobile and landline	22,217,050	18,761,385	16,356,973
Goods sold	2,540,516	1,557,910	1,717,663

Gross operating revenue	24,757,566	20,319,295	18,074,636

Deductions from gross revenue
Taxes	(5,385,338)	(4,475,829)	(3,916,506)
Discounts given	(2,092,406)	(1,264,090)	(850,066)
Returns and other	(193,845)	(121,926)	(149,930)

	(7,671,589)	(5,861,845)	(4,916,502)

Total net revenue	17,085,977	14,457,450	13,158,134

29	Cost of services provided and goods sold

	2011	2010	2009

Personnel	(40,348)	(58,450)	(60,846)
Third party services	(324,098)	(337,021)	(315,550)
Interconnection	(4,132,950)	(3,602,984)	(3,351,845)
Depreciation and amortization	(1,715,173)	(1,994,184)	(1,816,000)
ANATEL fees	(28,516)	(27,209)	(19,627)
Rentals and insurance	(234,857)	(242,850)	(165,966)
Others	(22,939)	(16,978)	(17,351)

Cost of services provided	(6,498,881)	(6,279,676)	(5,747,185)

Cost of goods sold	(2,062,552)	(1,026,091)	(925,184)

	(8,561,433)	(7,305,767)	(6,672,369)

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

30	Selling expenses

	2011	2010	2009

Personnel	(451,761)	(389,773)	(366,653)
Third party services	(2,287,061)	(2,048,978)	(2,112,772)
Advertising and publicity	(530,145)	(537,221)	(511,933)
Loss and allowance for doubtful accounts	(231,529)	(310,497)	(422,163)
ANATEL fees	(1,037,066)	(817,891)	(614,281)
Depreciation and amortization	(228,668)	(311,173)	(330,908)
Rentals and insurance	(38,442)	(37,274)	(38,180)
Other	(41,040)	(41,801)	(39,861)

	(4,845,712)	(4,494,608)	(4,436,571)

31	General and administrative expenses

	2011	2010	2009

Personnel	(140,719)	(138,499)	(135,726)
Third party services	(422,331)	(411,664)	(363,108)
Depreciation and amortization	(320,036)	(385,586)	(473,989)
Rentals and insurance	(58,804)	(52,418)	(36,787)
Other	(21,504)	(20,527)	(23,828)

	(963,394)	(1,008,694)	(1,033,438)

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

32	Other operating expenses, net

	2011	2010	2009

Revenues
Subvention income, net	3,683
Fines on telecommunications services	32,155	31,137	35,755
Other operating revenue	21,301	272	3,294

	57,139	31,409	39,049

Expenses
FUST/FUNTEL	(224,136)	(114,986)	(100,601)
Taxes, fees and contributions	(1,994)	(8,537)	(9,857)
Provision for contingencies - reversal settlement	(155,473)	(31,153)	(69,984)
Other operating expenses	(17,641)	(22,463)	(27,652)

	(399,244)	(177,139)	(208,094)

Amortization of concessions	(305,891)	(302,517)	(293,069)

	(705,135)	(479,656)	(501,163)

Other operating expenses, net	(647,996)	(448,247)	(462,114)

33	Financial revenue

	2011	2010	2009

Interest on financial investments	205,408	145,537	70,204
Interest received from clients	48,871	45,180	46,542
Monetary adjustment	57,251	37,680	14,476
Other revenue	(1,009)	3,274	5,811

	310,521	231,671	137,033

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

34	Financial expenses

	2011	2010	2009

Interest on loans and financing	(251,101)	(296,508)	(276,712)
Interest paid to suppliers	(13,802)	(18,793)	(11,006)
Interest on taxes and fees	(54,907)	(14,741)	(2,334)
Monetary adjustment	(32,291)	(5,112)	(323)
Discounts given	(66,347)	(21,564)	(17,816)
Other expenses	(30,331)	(23,783)	(20,717)

	(448,779)	(380,501)	(328,908)

35	Exchange variations, net

	2011	2010	2009

Income
Loans and financing	116,258	154,972	399,029
Suppliers	10,903	12,926	26,282
Swap	403,530	290,010	260,228
Other	32,799	8,940	11,257

	563,490	466,848	696,796

Expenses
Loans and financing	(232,601)	(145,588)	(53,665)
Suppliers	(16,558)	(10,409)	(7,076)
Swaps	(392,210)	(395,371)	(665,713)
Other	(22,721)	(12,107)	(23,582)

	(664,090)	(563,475)	(750,036)

Exchange variations, net	(100,600)	(96,627)	(53,240)

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

36	Income and social contribution taxes

	2011	2010	2009

Current tax
Income tax for the period	(334,375)	(165,672)	(128,602)
Social contribution tax for the period	(120,718)	(61,643)	(46,395)
Tax incentive - ADENE	142,039	36,663	88,851
Others	3,656

	(309,398)	(190,652)	(86,146)

Deferred income tax
Deferred income tax	(185,355)	1,064,076	51,016
Deferred social contribution tax	(52,603)	383,614	18,366
Deferred taxes on adjustments from adoption of IFRS			38,541

	(237,958)	1,447,690	107,923

Provision for income and social contribution tax contingencies			11,249

	(547,356)	1,257,038	33,026

TIM Celular, through Constitutive Reports 144/2003 and 232/2003, issued on March 31, 2003 by - Northeast Development Agency (ADENE), became the beneficiary of tax incentives which include: (a) a reduction of 75% of income tax and additional non-refundable taxes for a period of ten (10) years for the fiscal years 2002 through 2011, calculated on the basis of operating income resulting from the implementation of its installed capacity to provide digital cellular mobile telephony services and (b) a reduction of 37.5%, 25% and 12.5% of income tax and additional non-refundable taxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on the operational income arising from its capacity to provide analogue mobile telephone services.

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	2011	2010	2009

Income before income tax and social contribution taxes	1,828,584	954,677	308,347

Combined tax rate - %	34	34	34

Income and social contribution taxes at the combined tax rate	(621,719)	(324,590)	(104,838)

(Additions)/exclusions
Unrecognized tax losses and temporary differences	(31,667)	103,406	(54,600)
Recognized tax losses and temporary differences		1,435,245	107,923
Provision for income and social contribution tax contingencies	3,656		11,249
Effect of deferred income and social contribution taxes on REFIS	(25,680)
Permanent additions	(7,120)	(6,414)	(9,905)
Tax incentive - ADENE	142,039	36,663	88,851
Other amounts	(6,865)	12,728	(5,654)

	74,363	1,581,628	137,864

Income and social contribution taxes charged to income
for the period	(547,356)	1,257,038	33,026

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

37	Earnings per share

(a)	Basic

Basic earnings per share are calculated by dividing the income attributable to the shareholders of the company by the weighted average number of common shares issued during the year.

	2011	2010	2009

Income attributable to the shareholders of the company	1,281,228	2,216,909	341.373
Weighted average number of common shares issued (thousands)	2,263,662	2,475,735	843.281
Basic earnings per share	0.5660	0.8955	0.4048

(b)	Diluted earnings

Diluted earnings per share are calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company has only stock option plan as potential common shares (see Note 27).

	2011	2010	2009

Income attributable to the shareholders of the company	1,281,228	2,216,909	341.373
Weighted average number of common shares issued (thousands)	2,264,810	2,475,735	843.281
Basic earnings per share	0.5657	0.8955	0.4048

38	Transactions with Telecom Italia Group

The consolidated balances of transactions with other companies of the Telecom Italia Group are as follow:

		Assets

	2011	2010

Telecom Personel Argentina (i)	1,868	1,043
Telecom Italia Sparkle (i)	22,254	12,578
Telecom Italia S.p.A. (ii)	10,315	3,251
Other	3,141	1,102

	37,578	17,974

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

		Liabilities

	2011	2010

Telecom Italia S.p.A. (ii)	31,879	21,643
Telecom Personel Argentina (i)	2,676	1,849
Telecom Italia Sparkle (i)	6,672	4,225
Italtel (iii)	22,257	15,361
Other	10,343	1,470

	73,827	44,548

			Revenue

	2011	2010	2009

Telecom Italia S.p.A. (ii)	17,796	16,885	12,553
Telecom Personel Argentina (i)	3,840	5,135	4,283
Telecom Italia Sparkle (i)	33,883	26,988	14,765
Other	1,511	862	820

	57,030	49,870	32,421

	Cost/expense

	2011	2010	2009

Telecom Italia S.p.A. (ii)	15,629	12,045	19,543
Telecom Italia Sparkle (i)	20,865	16,871	25,065
Telecom Personel Argentina (i)	6,714	8,682	6,677
Lan Group (iv)	19,151	5,386
Other	1,572	3,626	1,243

	63,931	46,610	52,528

(i)	These amounts refer to roaming, value-added services ("VAS") and network rentals.

(ii)	These amounts refers to international roaming, technical post-sales assistance and VAS.

(iii)	The amounts refers to the development and maintenance of software used in invoicing telecommunications services.

(iv)	The amounts refers to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: "Trade accounts receivable", "Suppliers", and "Other current assets and liabilities".

Transactions with related parties are entered into on an arm's length basis.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

39	Transactions with Telefónica Group

On April 28, 2007, AssicurazioniGenerali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A., Sintonia S.p.A. and Telefónica S.A., entered into an agreement to acquire the whole capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A. ("Telco"). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act no 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and ipso jure in Brazil, so that Telefónica's participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and strategic decisions made by TIM's Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

The agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica Group in Brazil, in force as at December 31, 2011, refer solely to telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (operator code) at regular price and conditions, in accordance with the applicable legislation. As at December 31, 2011, the receivables and payables arising from these agreements amounted to R$ 163,913 and R$ 132,863 respectively (R$ 129,249 and R$ 92,649 as at December 31, 2010). The amounts charged to the statements of income by the Company (after approval of the transaction) represented operating revenue and expenses totaling R$ 1,385,371 and R$ 1,026,787 (R$ 1,282,522 and R$ 855,939 as at December 31, 2010) respectively.

40	Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instruments are involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Group is exposed are as follow:

(a)	Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

As of December 31, 2011, the subsidiaries' financing indexed to foreign currency was fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(b)	Interest rate risks

Interest rate risks relate to:

●     the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market's current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the portion of the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to the statements of income of the subsidiary TIM Celular;

●     the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). In order to mitigate this type of risk, the subsidiary TIM Celular enters into swap contracts with financial institutions, and changes the TJLP rate charged on the financing into a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to the statement of income of the subsidiary TIM Celular;

●     the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentages). However, as at December 31, 2011, the subsidiaries' financial funds were invested in Interbank Deposit Certificates ("CDIs"), and this considerably reduces such risk.

(c)	Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses due to the difficulty of collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries performed a credit analysis to assist management with risks related to collection problems, and monitored accounts receivable from subscribers, blocking the use of services by customers in the event that they defaulted on the payment of their bills. As of December 31, 2011 and 2010, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(d)	Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries on the sale of phone sets and the distribution of prepaid telephone cards is directly related to the credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As at December 31, 2011 and 2010, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(e)	Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses due to the difficulty of realizing their short-term investments and swap contracts due to the bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels per institution.

(i)	Fair value of derivative financial instruments

The consolidated derivative financial instruments are as follow:

	2011			2010

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative transactions	121,204	(166,133)	(44,929)	22,868	(166,553)	(143,685)

Current portion	55,889	(77,055)	(21,166)	6,122	(2,071)	4,051

Non-current portion	65,315	(89,078)	(23,763)	16,746	(164,482)	(147,736)

The consolidated financial derivative instruments with long-term maturities as at December 31, 2011 have the following maturity schedules:

	Assets	Liabilities

2013	38,754	(26,201)
2014		(11,871)
2015		(4,770)
2016	20,676	(41,118)
2017 onwards	5,885	(5,118)

	65,315	(89,078)

Consolidated financial assets and liabilities measured at fair value:

	2011

	Level 1	Level 2	Total

Assets
Financial assets at fair value through income
Trading securities	27,745		27,745
Derivatives used for hedging purposes		121,204	121,204

Total assets	27,745	121,204	148,949

Liabilities
Derivatives used for hedging purposes		166,133	166,133

Total liabilities		166,133	166,133

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

	2010

	Level 1	Level 2	Total

Assets
Financial assets at fair value through income
Trading securities	31,869		31,869
Derivatives used for hedging purposes		22,868	22,868

Total assets	31,869	22,868	54,737

Liabilities
Derivatives used for hedging purposes		166,553	166,553

Total liabilities		166,553	166,553

The fair value of financial instruments traded on active markets is based on the quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates classified as trading securities.

The fair values of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) are determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to establish the fair value of an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

●	quoted market prices of financial institutions or dealer quotes for similar instruments;

●	the fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves;

●	other techniques, such as discounted cash flow analysis, are used to determine the fair values of the remaining financial instruments.

The fair values of the derivative financial instruments of the subsidiaries were determined based on future cash flow (asset and liability positions), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company's own valuation methodologies.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(ii)	Financial instruments by category

The Company's financial instruments by category may be summarized as follows:

	Loans and receivables	Financial assets valued at fair value through income	Total

December 31, 2011
Assets, as per balance sheet
Derivatives		121,204	121,204
Trade accounts receivable and other assets,
excluding advances	3,345,494		3,345,494
Financial assets valued at fair value through income		27,745	27,745
Cash and cash equivalents	3,262,855		3,262,855

	6,608,349	148,949	6,757,298

	Financial liabilities valued at fair value through income	Other financial liabilities	Total

December 31, 2011
Liabilities as per balance sheet
Loans		3,660,583	3,660,583
Derivatives	166,133		166,133
Suppliers and other obligations, excluding
legal obligations		3,709,301	3,709,301

	166,133	7,369,884	7,536,017

	Loans and receivables	Financial assets valued at fair value through income	Total

December 31, 2010
Assets, as per balance sheet
Derivatives		22,868	22,868
Trade accounts receivable and other assets,
excluding advances	2,697,430		2,697,430
Financial assets valued at fair value through income		31,869	31,869
Cash and cash equivalents	2,376,232		2,376,232

	5,073,662	54,737	5,128,399

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

	Financial liabilities valued at fair value through income	Other financial liabilities	Total

December 31, 2010
Liabilities as per balance sheet
Loans		3,234,670	3,234,670
Derivatives	166,553		166,553
Suppliers and other obligations, excluding
legal obligations		3,103,469	3,103,469

	166,553	6,338,139	6,504,692

(iii)	Capital management

The Company's objectives in managing its capital are to safeguard the group's ongoing ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital structure, the Company may review its dividend payment policy, return capital to the shareholders or issue new shares or sell assets to reduce its indebtedness, for example.

(iv)	The Company's hedging policy against financial risks - summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign or local currency, in order to control the exposure to risks related to exchange and interest rate variations.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract originating the exposure. The level of risk coverage to be contracted for the exchange exposure is 100% in terms of the period and amount.

With regard to the exposure to risk factors in local currency arising from financing linked to fixed interest rates or TJLP, given that the yield on the subsidiaries' cash and cash equivalents is based on the CDI, the company's strategy is to change part of these risks into exposure to the CDI.

As at December 31, 2011 and December 31, 2010, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Group.

The criteria for selection of financial institutions rely on parameters that take into account the ratings provided by reputable ratings agencies, the shareholders' equity and the degree of concentration of operations and funds.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The table below shows the derivative instrument transactions contracted by the subsidiaries and effective as at December 31, 2011 and December 31, 2010:

		Counterparty			Total swap			Average swap rates
				Total	(active leg
Currency	Swap type	Debt	Swap	debt	accrual	)	Coverage	Active leg	Active leg

R$	PRE X DI	BNB	Santander + Itaú	73,735	28,992		39%	10.96%	72,02% of CDI
R$	TJLP X DI	BNDES	Santander + Itaú	1,575,385	139,140		9%	TJLP + 4,2%	91,43% of CDI
USD	LIBOR X DI	BEI	Santander+ CITI + MS	532,124	532,124		100%	LIBOR 6M + 0,62%	95,42% of CDI
USD	LIBOR X DI	BNP	CITI + BES	267,774	267,768		100%	LIBOR 6M + 2,53%	95,01% of CDI
USD	LIBOR X DI	BOFA	BOFA	223,382	223,401		100%	(LIBOR 3M + 1,25%) x 1,18	92,00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	187.196	187.347		100%	1,84%	92,50% of CDI

			Reference (national) amount			Fair value

			December	December	December	December
	Object	Currency	2011	2010	2011	2010

Fixed interest risk vs. CDI		BRL	14,443	34,501
Active position	Part of financing obtained				29,080	62,700
Passive position	from BNB				(25,185)	(55,415)

Net balance					3,895	7,285

TJLP risk vs. CDI		BRL	137,631	230,665
Active position	Part of financing obtained				141,036	228,578
Passive position	from BNDES				(137,287)	(228,990)

Net balance					3,749	(412)

USD exchange risk vs. CDI		USD	1,213,820	840,940
Active position	Full protection against exchange				1,160,165	673,770
Passive position	variation risk of agreements entered				(1,212,738)	(824,328)
	into with Banco JPM and BOFA,
Net balance	Bancos BNP Paribas e BEI				(52,573)	(150,558)

Total			1,365,894	1,106,106	(44,929)	(143,685)
(v)	Sensitivity analysis table - effects of the variation in fair value of the swaps

For identifying possible distortions of the consolidated derivative instruments currently in force, a sensitivity analysis was carried out considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

		Probable	Possible	Remote
Description	2011	scenario	scenario	scenario

Fixed-rate debt (partial amount)	29,080	29,080	28,727	28,388
Fair value of swaps receivable	29,080	29,080	28,727	28,388
Fair value of swaps payable	(25,185)	(25,185)	(25,136)	(25,010)

Net swap exposure	3,895	3,895	3,591	3,378

TJLP-indexed debt (partial amount)	141,036	141,036	138,529	136,136
Fair value of swaps receivable	141,036	141,036	138,529	136,136
Fair value of swaps payable	(137,287)	(137,287)	(137,218)	(137,167)

Net swap exposure	3,749	3,749	1,311	(1,031)

USD-indexed debit (BNP Paribas, BEI, JPM and BoFA)	1,160,165	1,160,165	1,463,579	1,772,342
Fair value of swap receivable	1,160,165	1,160,165	1,463,579	1,772,342
Fair value of swap payable	(1,212,738)	(1,212,738)	(1,211,068)	(1,207,365)

Net swap exposure	(52,573)	(52,573)	252,511	564,997

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

Because the subsidiaries own financial derivative instruments intended to safeguard their financial debt, the changes in the scenarios are accompanied by the respective hedging instruments, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instruments on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as hedges. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as of December 31, 2011 basically rely on assumptions relating to variations in the market interest rates including the TJLP and the variation of the US dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rates and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuations in the US dollar used in swap transactions, with the following percentages and quotations as a result:

	Probable	Possible	Remote
Risk variable	scenario	scenario	scenario

CDI - %	10,87	13,59	16,31
TJLP - %	6,00	7,50	9,00
USD	1,8634	2,3293	2,7951

(vi)	Gains and losses with derivatives in the period

2011

Fixed interest risk vs. CDI	970
TJLP risk vs. CDI	4,570
USD exchange risk vs. CDI	5,780

Net gains (losses)	11,320

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

41	Pension plans and other post-employment benefits

	2011	2010

Term of Atypical Contractual Relationship ("TRCA")		4.362
Plano de Assistênçia Médica ao Aposentado - Health Care Plan for
Retired Employees (PAMA)		4,486
PAMEC/active participants' policy	318	318

	318	9,166

Supplementary pension plan

On August 7, 2006, the Company's Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Group were eligible for these supplementary plans.

Atypical contract term relationship

Until December 31, 2010, was understanding of the Company is sponsoring, for the succession process of partial division of Telecommunications of Parana S.A. - Telepar of supplementary retirement plans set up in 1970 by term and ratified the Collective Agreement Term Relationship Atypical contract. On December 31, 2010, the Company had a provision for four individuals to whom it was understood that the Company was responsible for honoring the liability of the plan.

Based on work of internal and external lawyers, the opinion of renowned industry experts and case law obtained for cases related to TRCA in other companies, the Company revised its position and now considers that it is not responsible for this plan. As a result of this new position were reversed balances liabilities recorded in 2010 (R$ 4,362).

SISTEL and TIMPREV

TIM Participações S.A., TIM Nordeste merged into TIM Celular and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system's former employees, which is managed by Fundação Sistel de Seguridade Social - SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and the maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Group, like other companies created as a result of the former TELEBRÁS system, created in 2002 a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC no 1917, approved the statutes of the new pension plan(hereafter "the Statutes of the TIMPREV Benefits Plan") as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

Under this new plan, the sponsor's regular contribution will correspond to 100% of a participant's basic contribution, and TIMPREV's managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

●	normal retirement pension;
●	early retirement pension;
●	disability pension;
●	deferred proportional benefit;
●	death benefit.

However, as not all of the Company's and its subsidiaries' employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

●	PBS - defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system.

●	PBS Assistidos - a multi-sponsored pension plan for inactive employees.

●	Convênio de Administração - for managing pension payments to retirees and pensioners of the predecessors of the subsidiary companies.

●	PAMEC/Apólice de Ativos - health care plan for pensioners of the predecessors of the subsidiary companies.

As happened with TRCA, the Company, until December 31, 2010, had understood that it was responsible for liabilities of the PAMA participants (health care plan) who are related to the Group. Based on a new understanding of internal and external lawyers, the Company changed its position. As a result, the liabilities previously recorded in 2010 were written-off (R$4,486).

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil - IBRACON, and approved by CVM Resolution no 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amounts of contributions will not be reduced for future sponsors.

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans (SPC), the Ministry of Social Security approved the transfer of the management of the PBS - Tele Celular Sul, TIM PrevSul, PBT-TIM, Convênio de Administração, PBS - Telenordeste Celular and TIM PrevNordeste benefit plans (according to SPC/DETEC/CGAT Communications nos 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC - Fundo de Pensão.

The PBS Assistido plan continues to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which is now called PAMEC/Apólice de Ativos.

In view of the approval of the proposed migration by the Board of Directors in January 2006, and the approvals by the Ministry of Social Security, the transfer of the above mentioned funds from SISTEL to HSBC - Fundo de Pensão came into effect in April 2007.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

In 2011, contributions to pension plans and other post-employment benefits amounted to R$ 303 (R$ 151 in the same period of 2010).

Below are the actuarial positions of assets and liabilities regarding pension and healthcare plans as of December 31, 2011, pursuant to CPC standards for sponsored plans existing before the establishment of TIMPREV, which still includes active participants:

(a)	Effects as of the base date December 31

	Plans				Totals

	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	Fiber	2011	2010

Reconciliation of assets and liabilities as at December 31, 2011	( *)	( *)	( *)
Present value of actuarial obligations	23,925	6,280	155	318	6,519	37,202	39,478
Fair value of plan assets	(41,947)	(10,328)	(308)		(6,959)	(59,542)	(52,313)

Present value of excess obligations at the fair value of assets	(18,022)	(4,048)	(153)	318	(440)	(22,340)	(12,835)

Net actuarial liabilities/(assets)	(18,022)	(4,048)	(153)	318	(440)	(22,340)	(12,835)

(*)	The sponsor recognized no assets as it was impossible to reimburse this surplus. Additionally, the sponsor's contributions will not be reduced in the future.

(b)	Changes in net actuarial liabilities (assets)

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PAMA	TRCA	Fiber

Net actuarial liabilities (assets) as of December 31, 2010	(17,980)	(3,852)	(169)	318	4,486	4,362
Expenses (revenue) recognized under income for the previous year	(2,309)	(489)	(21)	33
Sponsor contributions				(15)
Recognized actuarial (gains) losses	2,267	293	37	(18)			(195)
Unrecognized actuarial (gains) losses							(245)
Extinction of plans PAMA and TRCA					(4,486)	(4,362)

Net actuarial liabilities (assets) as of December 31, 2011	(18,022)	(4,048)	(153)	318			(440)

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

(c)	Loss (gain) breakdown

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PAMA	TRCA	Fiber

(Gains) losses from actuarial obligations	707	471	27	(18)	890	192	5,645
(Gains) losses from plan assets	1,559	(178)	10				(5,890)
Losses from employee contributions
Extinction of the plan					(890)	(192)

(Gain) loss as of Dec. 31, 2011	2,266	293	37	(18)			(245)

(d)	Conciliation of the present value of obligations

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PAMA	TRCA	Fiber

Value of obligations as at December 31, 2010	22,348	5,749	124	318	6,576	4,643
Cost of current service	12						239
Interest on actuarial obligations	2,262	589	13	33			717
Benefits paid during the year	(1,404)	(529)	(9)	(15)			(82)
(Gains)/losses from obligations	707	471	27	(18)			5,645
Extinction of plans PAMA and TRCA					(6,576)	(4,643)

Value of obligations as at December 31, 2011	23,925	6,280	155	318			6,519

(e)	Conciliation of fair value of assets

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	PAMA	Fiber

Fair value of assets as of December 31, 2010	40,328	9,602	292		2,089
Benefits paid in the year	(1,404)	(529)	(9)	(15)		(82)
Actual earnings from assets	3,023	1,255	25	15		6,810
Participants contributions						126
Sponsor contributions						105
Extinction of plans PAMA and TRCA					(2,089)

Fair value of assets as of December 31, 2011	41,947	10,328	308			6,959

(f)	Expenses estimated for 2012

	Plans

	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Apólice de Ativos	Fiber

Cost of current services (interest)	13
Interest on actuarial obligations	2,408	632	16	33	7,170
Expected earnings from assets	(4,684)	(1,305)	(35)		920

Total net (expenses) revenues to be recognized	(2,263)	(673)	(19)	33	8,090

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

Actuarial assumptions adopted in the calculations

The principal actuarial assumptions adopted in the calculations were as follow:

Nominal discount rate on actuarial obligation:	10.66% to 9.98 p.a.(10.66% in 2010)

Nominal earnings estimated rate on plan assets:	PBS-A: 11.50% p.a (11.50% in 2010) Convênio de Administração: 11,69% p.a (11.69% in 2010) PAMEC: N/A PBS: 11.69% p.a (9.88% in 2010)

Estimated nominal salary increase index:	6.69% p.a. (6.28% in 2010)

Estimated index of nominal increase in benefits:	4.40% p.a. (4.20% in 2010)

General biometric mortality table:	AT83 separated by gender

Biometric disability table:	Mercer Disability table

Expected turnover rate:	Null

Probability of entering retirement:	100% on first eligibility to a benefit through the plan

Estimated long-term inflation rate:	4.40% (4.20% in 2010)

Determination method:	Projected Unit Credit Method

42	Management's fees

The key management personnel include the Board of Directors and the statutory directors. The remuneration paid or payable to key management personnel, for their services is presented below:

	2011	2010	2009

Salaries and other short-term benefits	9,750	4,203	7,569
Payments based on shares	1,476

	11,226	4,203	7,569

43	External auditor's fees

In 2011, our external auditors provided audit services other than auditing the financial statements. They were: (i) assurance of the sustainability report, (ii) the assurance report carbon inventory, (iii) due diligence; (iv) issue of comfort letter in issue of shares; (v) with procedures previously agreed, representing 35% of total fees for auditing the financial statements.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

44	Insurance

The Group maintains a policy of monitoring the risks inherent in their operations. Thus, as at December 31, 2011, the Group had insurance coverage against operating risks, third party liability, and health insurance, among others. The management of the Company considers the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$ 21,314,436
Operating risks	R$ 130,688
Operating risks	R$ 156,534
General Third Party Liability - RCG	R$ 53,000
General Third Party Liability - RCG	R$ 10,000

Vehicles (Executive and Operational Fleets)	100% of the Fipe Reference Table. R$ 1,000 for civil liability - optional (Property Damages and Personal Injury) and R$ 100 for Moral Damages.

Vehicles (Executive and Operational Fleets)	110% of the Reference Fipe Table. R$ 1,000 for civil liability - optional (Property Damages and Personal Injury) and R$ 100 for Moral Damages.

45	Commitments

Rentals

The equipment and property rental agreements signed by the Group's companies have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

Year of payment	Amount

2012	330,367
2013	347,216
2014	363,882
2015	380,985
2016	398,890

1,821,340

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

46	Expenses by type

	2011	2010	2009

Expenses by type
Cost of services provided and goods sold	(8,561,433)	(7,305,767)	(6,672,369)
Selling expenses	(4,845,712)	(4,494,608)	(4,436,751)
General and administrative expenses	(963,394)	(1,008,694)	(1,033,438)
Other operating revenue/expenses	(647,996)	(448,247)	(462,114)

	(15,018,535)	(13,257,316)	(12,604,672)

Classified as
Personnel	(632,828)	(586,722)	(563,225)
Advertising and publicity	(530,145)	(537,221)	(511,933)
Third party services	(3,033,490)	(2,797,663)	(2,791,430)
Interconnection	(4,132,953)	(3,602,984)	(3,351,845)
Cost of goods sold	(2,062,552)	(1,026,091)	(925,184)
Depreciation and amortization	(2,569,768)	(2,993,461)	(2,913,966)
Allowance for doubtful accounts	(231,529)	(310,497)	(422,163)
Taxes, fees and contributions	(1,291,712)	(968,623)	(741,588)
Other	(533,558)	(434,054)	(383,338)

	(15,018,535)	(13,257,316)	(12,604,672)

47	Business combinations

As mentioned in Note 1, at 31 October 2011, the wholly-owned subsidiary TIM Celular acquired by the Companhia Brasiliana de Energia and AES ELPA S.A. (Group companies AES Brazil), 100% of Eletropaulo Telecom Ltda. and 98.3% of AES Communications Rio de Janeiro S.A. disbursing, respectively, R$ 1,074,179 and R$ 447,471. As a result of this acquisition, the Company shall have a great opportunity to increase business through the development of services to corporate clients and the launching of residential broadband. Additionally, the Company foresees significant cost savings in interconnection.

The financial statements of TIM for the year ended December 31, 2011, included net revenues of R$ 22,594 and loss of R$ 19,406 relating to acquired companies for the period November 1, 2011 to December 31, 2011. Additionally, the table presents the following consolidated pro forma information (unaudited) assuming that the business combination occurred on January 1, 2011:

Year ended December31, 2011 (unaudited)

Net revenue	17,223,561
Net profit	1,349,792

The above amounts were determined after the application of accounting policies of the TIM Group.

In the year ended December 31, 2011, the Company incurred R$ 15,041 in costs attributable to this transaction, which are recorded in income for the year under general and administrative expenses.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

The table below summarizes the amount paid to acquire control of the companies mentioned above, as well as the amounts provisionally established of identified assets and liabilities assumed at the acquisition date, as well as the fair value of the acquisition of non-controlling interest at acquisition date:

	Provisory amounts

	Eletropaulo Telecomunicações Ltda.	AES Communications Rio de Janeiro S.A.

As of October 31
Cash and cash equivalents	1,074,179	447,471

Fair value of non controlling interest acquired		7,938

Total consideration	1,074,179	455,409

Amounts recorded, identified assets and liabilities assumed
Cash and cash equivalents	15,477	3,496
Financial assets valued at fair value through income	1,170
Trade accounts receivable	19,868	18,156
Tax credits	22,064	18,227
Court deposits	501	63
Other assets	374	334
PP&E	164,198	120,639
Intangible	9,196	2,941
Loans and financing	(67,619)	(22,024)
Suppliers	(6,779)	(6,063)
Labor obligations	(5,514)	(3,391)
Tax obligations	(21,671)	(18,336)
Other liabilities	(5,973)	(1,933)
Contingencies	(11)	(472)

Total of identified assets net	125,281	111,637

Goodwill	948,898	343,772

In November 27, 2011, as stated in the contract of acquisition, the subsidiary TIM Celular provided for an extension of the tender offer to non-controlling shareholders at the same price per share paid to the former controlling shareholders. Thus, for purposes of calculating the balances involved in the business combination, the Company considers the acquisition of 100% of AES Communications Rio de Janeiro S.A. and an additional financial liability of R$ 7,938 recorded to honor his offer to the non-controlling shareholders.

As mentioned earlier, the acquisition of the companies was completed close to the year end and, based on information currently available, it is not possible to determine with reasonable certainty, as the existence of any additional assets, liabilities and contingent liabilities valued at its fair value that must be recorded as part of the business combination, so this evaluation process will be completed during the year 2012 and any adjustments to the financial statements of businesses acquired and consolidated financial statements of the Group will be recorded retroactively, as required by IFRS 3. The deadline for completing these assessments and also for possible identification and valuation of new assets and liabilities that may be allocated in the process of business combination is October 31, 2012.

TIM Participações S.A. and subsidiaries

Notes to the consolidated financial statements
as of December 31, 2011
In thousands of reais, unless otherwise stated

Since this is a complex evaluation, the Company focused its efforts on identifying the main factors that motivated the acquisition of such companies and, as mentioned above, the main factors were the possibility of increasing the corporate segment and the launch the residential broadband service, which, in essence, represent the ability of the Company to obtain a return on assets purchased in excess of the currently earned by companies and therefore are not allocated to any specific assets and liabilities, thus being recorded as goodwill. Thus, according to management, the values of the premiums are substantially composed of synergies, cost reductions and expected future profitability.

In relation to goodwill registered, despite the process of accounting for business combinations, goodwill and determination have not yet been completed, the TIM Celular made a general analysis of these values provisionally established in December 31, 2011 based the business plan that supported the acquisition and concluded that there is need to recognize impairment loss.

48	Supplementary disclosure of
consolidated cash flow

	2011	2010	2009

Interest paid	225,180	296,533	254,420
Income and social contribution taxes paid	269,827	110,419	54,308

49	Subsequent events

As described in the Note 1, after completing the purchase of AES ELPA SA's participation in the AES Communications Rio de Janeiro SA, the subsidiary TIM Celular was required to extend the same offer to acquire shares owned by the minority shareholders of AES Communications SA. The offer comprises the acquisition of 1,650,940 of TIM Fiber RJ’s shares (1.74% of total shares) by TIM Celular for R$4.79 per share. Such offer to minority shareholders was held later in 2011 and ended in February 26, 2012. At the end of the offer, TIM Celular acquired 1,349,867 shares from the minority shareholders, representing 81.4% of the total offer, in the amount of R$ 6,610.

*          *          *