Form 20-F
period 2012-12-31
TIM PARTICIPACOES SA
filed 2013-04-26
CIK 1066116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   ☐ Yes     ☒   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes      ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   ☐ Yes       ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (check one):
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

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a publicly-held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM,” “TIM Participações,” the “Company” or the “Holding Company.”  References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste Telecomunicações”), TIM Celular S.A. (“TIM Celular”), Maxitel S.A. (“TIM Maxitel”), Intelig Telecomunicações Ltda. (“Intelig”), TIM Fiber SP Ltda. (“TIM Fiber SP”) and TIM Fiber RJ S.A. (“TIM Fiber RJ” and together with TIM Fiber SP, “TIM Fiber”), each a directly or indirectly wholly-owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

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

On October 31, 2011 we completed the acquisition of all of AES Elpa S.A.’s equity interests in Eletropaulo Telecomunicações Ltda. and 98.3% of the interest of AES Communications Rio de Janeiro S.A.  We have included the results of operations of Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A. in our consolidated results of operations from November 1, 2011.  The inclusion of these companies in our results of operations for the final two months of the year ended December 31, 2011 affects the comparability of our results of operations with the years ended December 31, 2010 and 2012.  See “Item 5.  Operating and Financial Review and Prospects—Factors Affecting the Comparability of  our Results of Operations—Acquisition of AES Atimus.”

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Banco Central do Brasil or Central Bank of Brazil (the “Central Bank”) at December 31, 2012 of R$2.0435 to U.S.$1.00.  These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.  Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

•
increased competition from global and local OTT (Over The Top players (operators such as mobile virtual network operators or branded resellers offering content and services on the internet without owning their own proprietary telecommunications network infrastructure);

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to integrate acquired businesses and implement operational efficiency;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	our ability to integrate companies and assets that we acquire;

•	the effect of exchange rate fluctuations;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved; and

•	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto.  Our consolidated financial statements included herein as of and for the years ended December 31, 2012, 2011 and 2010 have been audited by PricewaterhouseCoopers Auditores Independentes.  The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report.

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

Our summary financial data prepared in accordance with IFRS is not comparable with our summary financial data prepared in accordance with Brazilian GAAP presented below as of and for the year ended December 31, 2008 and in previous annual reports on Form 20-F.  The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2012 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2012 (as reported by the Central Bank of R$2.0435 to U.S.$1.00).  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian real.  You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2012 U.S.$	2012 R$	2011 (Restated) R$	2010 (Restated) R$	2009 (Restated) R$
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
Net operating revenue	9,182,259	18,763,947	17,085,977	14,457,450	13,158,134
Cost of service provided and goods sold	(4,835,324)	(9,880,984)	(8,542,639)	(7,286,311)	(6,672,369)
Gross profit	4,346,936	8,882,963	8,543,338	7,171,139	6,485,765
Operating revenue (expenses)
Selling expenses	(2,336,267)	(4,774,161)	(4,848,512)	(4,494,608)	(4,436,751)
General and administrative expenses	(504,009)	(1,029,943)	(963,394)	(1,008,694)	(1,033,438)

	As of and for the Year Ended December 31,
	2012 U.S.$	2012 R$	2011 (Restated) R$	2010 (Restated) R$	2009 (Restated) R$
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Other revenue (expenses), net	(370,645)	(757,414)	(669,093)	(467,703)	(462,114)
Operating profit before financial income (expense)	1,136,014	2,321,445	2,062,339	1,200,134	553,462
Financial income (expenses)	(82,195)	(167,965)	(238,858)	(245,457)	(245,115)
Income before income tax and social tax contribution	1,053,819	2,153,480	1,823,481	954,677	308,347
Income tax and social contribution	(344,797)	(704,592)	(545,636)	1,257,038	33,026
Net income for the year	709,023	1,448,888	1,277,845	2,211,715	341,373
Net income per share	0.29337	0.59950	0.56450	0.8955	0.1379
Diluted net income per share	0.29333	0.59943	0.56420	0.8955	0.1379
Number of shares outstanding:
Common shares (in millions)	2,418	2,418	2,418	843	843
Preferred shares (in millions)	0	0	0	1,632	1,632
Dividends per share	0.0696	0.1423	0.1259	0.2006	0.1251
Balance Sheet Data:
Property, plant, equipment and intangibles, net	6,633,569	13,555,699	12,493,487	10,427,637	9,741,375
Total assets	12,776,597	26,108,977	23,533,424	19,397,273	16,109,896
Loans and financing	2,148,321	4,390,095	3,660,583	3,234,670	3,549,219
Shareholders’ equity	6,769,204	13,832,870	12,953,354	10,300,809	7,695,618
Capital stock	4,815,155	9,839,770	9,839,770	8,149,096	7,613,610
Cash Flow Data:
Operating Activities:
Net cash provided by operations	2,429,737	4,965,169	4,154,180	4,009,472	3,035,559
Investing Activities:
Net cash used in investing activities	(1,748,140)	(3,572,326)	(4,319,253)	(2,581,475)	(2,544,848)
Financing Activities:
Net cash provided (used) in financing activities	(110,554)	(225,918)	1,051,696	(1,464,789)	390,770
Increase (decrease) in cash and cash equivalents	571,042	1,166,925	886,623	(36,792)	881,481
Cash and cash equivalents at beginning of year	1,596,699	3,262,855	2,376,232	2,413,024	1,531,543
Cash and cash equivalents at end of year	2,167,741	4,429,780	3,262,855	2,376,232	2,413,024

The following table sets forth financial information as of and for the year ended December 31, 2008 and has been prepared in accordance with Brazilian GAAP, which was the basis for the preparation of our consolidated financial statements prior to December 31, 2009.  See “Presentation of Financial and Other Information.”  Our first financial statements prepared in accordance with IFRS were those as of and for the year ended December 31, 2010, which contain comparative amounts related to the year ended December 31, 2009, also prepared under IFRS.  The financial information as of and for the year ended December 31, 2008 presented below is not comparable to the financing information as of and for the years ended December 31, 2012, 2011, 2010 and 2009.  Certain information below is presented in accordance with US GAAP.

As of and for the Year Ended December 31,
2008(1) as adjusted
(millions of reais, unless otherwise indicated)
Statement of Operations Data:
Brazilian GAAP
Net operating revenue	13,147.2
Cost of goods and services	(7,063.8)
Gross profit	6,083.4
Operating expenses:
Selling expenses	(4,098.4)
General and administrative expenses	(1,127.4)
Other net operating expense	(366.7)
Operating income (loss) before financial income (expenses)	490.9
Net financial income (expense)	(375.0)
Operating income (loss)	115.9
Net non-operating income (expense)	—
Income (loss) before taxes and non-controlling interests	115.9
Income and social contribution taxes	64.3
Minority interests	—
Net income (loss)	180.2
Net income (loss per share (reais)	0.08
Number of shares outstanding:
Common shares (in millions)	798
Preferred shares (in millions)	1,545
Dividends per shares (reais)(2)	0.11
U.S. GAAP
Net operating revenues	13,150.0
Operating income (expense)	52.1
Net income (loss)	151.5
Balance Sheet Data:
Brazilian GAAP
Property, plant, equipment and software, net	6,971.4
Total assets	16,239.5
Loans, financing and debentures	3,497.7
Shareholder’s equity	7,790.5
Capital stock	7,613.6
U.S. GAAP
Property, plant, equipment and software, net	6,781.6
Total assets	16,339.9
Loans and financing	3,497.7
Shareholders’ equity	7,876.6

(1)	Amounts have been adjusted to reflect the reclassification of “penalties for contract break” to service revenues, previously classified as other operating income.

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

In 2010, the Brazilian economy continued to recover from the global financial crisis of 2008.  Brazilian GDP increased by 7.5%, continuing the rapid economic expansion from late 2009 and early 2010, reaching a value of approximately U.S.$2.024 trillion.  The official inflation rate in Brazil (Índice de Preços ao Consumidor Amplo, or “IPCA”) ended 2010 at 5.91%, the highest rate since 2004.  To manage market expectations, the government initiated a process of monetary contraction by increasing the Special System of Settlement and Custody basic interest rate (Sistema Especial de Liquidação e Custódia or “SELIC” (which is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government) to 10.75% per annum at the end of 2010, from 8.75% per annum in 2009.

The rate of inflation in Brazil accelerated during the first half of 2011, causing the government to respond with a further tightening of monetary policy.  Through June 2011, the inflation rate was of 3.87%, equivalent to a twelve-month rate of 6.71%, exceeding the target set by the Central Bank.  The SELIC rate was revised, positively and negatively, during 2011 and was 11.00% as of December 31, 2011.  The IPCA ended the year with an increase of 6.4%, the highest since 2004. Low unemployment in Brazil and the expansion of the domestic market contributed to strong domestic spending.

In 2011, the Brazilian government remained active in foreign exchange markets in an effort to curb the appreciation of the real.  In addition to participating almost daily in the foreign exchange market buying dollars, the government adopted several measures to contain the appreciation of the real against the dollar, such as an increase of the tax on financial operations (Imposto sobre Operações Financeiras, or “IOF”) and restrictive measures in relation to foreign investment in Brazil.  Despite these measures, the U.S. dollar depreciated 5.9% against the real in the first half of 2011.  Foreign exchange markets began to shift in the second half of 2011, and the real depreciated 20% against the U.S. dollar.  In 2011, the accumulated surplus increased 47.8% compared to 2010, from U.S.$20.1 to U.S.$29.8 billion, the largest increased since 2007.  The accumulated surplus increased U.S.$19.5 billion in 2012, a 34.7% drop when compared to 2011.  This reduction was attributable in large part to the slow pace of global consumption in 2012.

In 2012, the Central Bank undertook a systematic easing of monetary policy in an effort to stimulate growth.  The SELIC rate was cut to 10.50% on January 18, 2012, to 9.75% on March 7, 2012, to 9.00% on April 18, 2012, to 8.50% on May 30, 2012, and to 7.5% on August 29, 2012, and to 7.25% on October 10, 2012, where it remained as of December 31, 2012. The trend of a depreciating real reversed in the first quarter of 2012, with the real reaching R$1.71 per U.S.$1.00 in late February 2012, only to continue its depreciation throughout much of the rest of the year, ending the year at R$2.04 per U.S. $1.00.  The official inflation rate was 5.8% in 2012, below the 6.4% recorded in 2011 but well above the 4.5% rate targeted by the Central Bank.  Inflation in 2012 was negatively impacted by food and housing prices, which increased 9.86% and 6.79%, respectively.

During 2012, the continued uncertainty in Europe, particularly in Greece, Spain, Italy and Portugal, intensified concerns regarding the fiscal sustainability and risk of sovereign default of those countries, reducing the confidence of international investors and bringing volatility to the markets. Further, although the U.S. showed better financial conditions and stronger job market indicators in early 2012, its growth for the remainder of 2012 remained low given higher savings requirements, tighter fiscal policy and low global growth rates. The continued financial deterioration of these countries appears to have impaired the global economy and, indirectly, the growth of emerging markets, including Brazil and China, which experienced growth well below forecasts in 2012.

The table below sets forth data regarding GDP growth, inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2012	2011	2010
GDP growth (1)	0.90%	2.7%	7.5%
Inflation (IGP-M) (2)	7.81%	5.10%	11.32%
Inflation (IPCA) (3)	5.8%	6.5%	5.91%
DI Rate (4)	6.90%	10.87%	10.64%
TJLP (5)	5.50%	6.0%	6.0%
Appreciation (devaluation) of the real against the U.S. dollar	8.94%	12.59%	(4.3)%
Exchange rate (closing)—R$ per U.S.$1.00	2.0435	1.8751	1.6654
Average exchange rate—R$ per U.S.$1.00 (6)	1.9550	1.6738	1.7684

(1)	Brazilian GDP for 2012, 2011 and 2010 was calculated using the new procedures adopted by the IBGE.

(2)	Inflation (IGP-M) is the general market price index as measured by FGV, and represents data accumulated over the 12 months in each year ended December 31, 2012, 2011 and 2010.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2012, 2011 and 2010.

(4)	The DI rate is the average inter-bank deposit rate performed during the day in Brazil (accrued as of the last month of the period, annualized).

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate on the last day of each year.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably.  The real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Although the real appreciated by 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008, as a result of the international financial and economic crisis, the real depreciated against the U.S. dollar by 24.0%.  In 2009 and 2010, the real appreciated against the U.S. dollar by 25.5% and 4.3%, respectively.  In 2011, the real depreciated by 4.8% against the U.S. dollar.  On December 31, 2011, the period-end real/U.S. dollar exchange rate was R$1.8758 per U.S.$1.00. In 2012, the real depreciated a further 8.94% against the U.S. dollar.  On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S. $1.00.

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

	Reais per U.S. dollar
Year	High	Low	Average	Year End
2008	2.5004	1.5593	1.8375	2.3370
2009	2.4218	1.7024	1.9935	1.7412
2010	1.8811	1.6554	1.7593	1.6662
2011	1.9016	1.5345	1.6746	1.8758
2012	2.1121	1.7024	1.9550	2.0435

	Reais per U.S. dollar
Month	High	Low
October 2012	2.031	2.030
November 2012	2.107	2.069
December 2012	2.112	2.044
January 2013	2.046	1.988
February 2013	1.989	1.957
March 2013	2.019	1.953
April 2013 (through April 24)	2.024	1.974

Source: Central Bank/Bloomberg

On April 24, 2013, the selling rate was R$2.024 to US$1.00.  The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 24, 2013 may not be indicative of future exchange rates.

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

•
increasing competition from global and local OTT (Over The Top) players (operators such as mobile virtual network operators or branded resellers offering content and services on the internet without owning their own proprietary telecommunications network infrastructure);

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to integrate acquired businesses and implement operational efficiency;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	our ability to integrate companies and assets that we acquire;

•	the effect of exchange rate fluctuations;

•	any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

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

We also expect to face increased competition from other wireless telecommunications services, such as digital trunking, because these services are generally less expensive than cellular telecommunications services.  In addition, technological changes in the telecommunications field, such as the development and roll-out of Third and Fourth Generations or “3G” and “4G, “ and Voice over Internet Protocol or “VOIP,” are expected to introduce additional sources of competition.

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

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices, process customer orders, provide customer service and achieve operating efficiencies.  We cannot assure that we will be able to successfully operate and upgrade our information and processing systems or that they will continue to perform as expected. Any failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

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

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.

Our success largely depends on the continued and uninterrupted performance of our information technology, network systems and of certain hardware. Our technical infrastructure (including our network infrastructure for mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our levels of customer satisfaction and our reputation.

Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests.  The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests.  Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2012, we had approximately R$4,279.4 million in consolidated outstanding indebtedness of which 35% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency.  If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.  Our net debt position in 2012 of R$151.1 million (loans plus accrued interest and derivatives (liabilities), less cash and cash equivalents, derivatives (assets) and short term investments), means we should not need substantial funding to meet our obligations or to conduct our activities.

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

In connection with the approval of the acquisition, through Act No. 68,276/2007, of October 31, 2007, Anatel imposed certain restrictions to guarantee the total segregation of the business and operations of Telefónica and TIM in Brazil, including, among other things, the obligation that the Telecom Italia group companies directly or indirectly involved in the Brazilian telecommunications sector present Anatel with copies of the minutes of the meetings of their respective boards of directors. On July 7, 2009, Anatel issued Act No. 3,804/2009, that considered accomplished some of the obligations imposed by Act No. 68,276/2007, as well as established other obligations related to the filing of minutes of meetings of the respective boards of directors of the companies which directly or indirectly operate in the Brazilian telecommunication market and minutes of the shareholders meetings in which directors are appointed. The companies in Brazil were also obliged to present information related to the execution of any agreements between companies under the shareholding control of Telefónica and Telecom Italia in connection with telecom services offered in Brazil and also copies of minutes of the meetings of their respective boards of directors in which these agreements are discussed.  On November 8, 2011, Anatel issued a new decision (No. 9,403/2011) clarifying that, according to its interpretation of Act No. 68,276/2007, companies of the Telecom Italia group to which the restrictions were addressed are also obliged to present Anatel with copies of the minutes of all meetings of the respective boards of directors, regardless of whether or not the members of such body were appointed following direct or indirect nomination by Telefónica and whether or not matters concerning activities relating to the provision of telecommunications services in the Brazilian market were discussed. In order to ensure full compliance with such restrictions and also considering those clarifications provided by Anatel, some internal procedures were approved and adopted by each of the companies to which the restrictions were addressed, by means of a resolution of the applicable administrative body. Such procedures were approved by our Board of Directors at a meeting held on February 15, 2012. On December 26, 2012, as part of CADE’s review and in view of the documents that had been submitted by each group since the TCD’s approval, CADE’s Attorney General issued a legal opinion that confirmed that most of our obligations were duly satisfied, but required additional information in order to verify possible non-compliance. On February 13, 2013, we submitted our response.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services.  In the years ended December 31, 2012, 2011 and 2010, we made allowances for doubtful accounts in the amounts of R$250.9 million, R$231.5 million and R$310.5 million, respectively, primarily due to defaults in payment by our customers.  As a percentage of our gross revenue, our provisions for doubtful accounts amounted to 0.9%, 0.9% and 1.5% in the years ended December 31, 2012, 2011 and 2010, respectively.  Under Anatel regulations, we are allowed to undertake certain measures to reduce customer defaults, such as restricting or limiting the services we provide to customers with a history of defaults.  If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts which could have an adverse effect on our results of operations.

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

We depend on key suppliers.

We rely on various suppliers and vendors, including Apple, Samsung, Ericsson, Alcatel-Lucent S.A., Huawei and Nokia, to supply network equipment and mobile handsets and accessories necessary for our business.  These suppliers may, among other things, delay delivery periods, increase their prices, limit the amounts they are willing to supply to us, or may suffer disruptions in their own supply chains.  If these suppliers are unable or unwilling to provide us with equipment or supplies on a regular basis, we could face difficulties in carrying out our operations, which could negatively affect our results of operations and limit our ability to execute our concession agreements.

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

In July 2006, Anatel issued regulations regarding the remuneration of the mobile operator’s network and introduced the concept of significant market power in the industry.  Under this regulation, the network usage fee, or VU-M, is freely negotiated between operators, but if operators have not negotiated a fee by 2010, Anatel will determine, through an arbitration procedure and based on a fully allocated cost model, a reference value VU-M companies it deems to hold significant market power in their respective service areas.  New rules applicable to PCS operators with regard to this issue are currently being analyzed by Anatel, though currently all PCS operators are considered as having significant market power in their respective service areas. In making future determinations of companies that have significant market power, Anatel will consider market share in the mobile interconnection market and in the mobile services market, economies of scope and scale, infrastructure dominance that cannot be replicated economically, bargaining power vis-à-vis suppliers, existence of vertical integration, existence of barriers to entry and access to financing sources.  For purposes of the mobile network remuneration rules, until Anatel defines which operators have significant market power, all operators that include a PCS provider will continue to be considered as having significant market power in the provision of mobile interconnection in their respective service areas. The new rules for PCS providers regarding the regulation of PGMC (Plano Geral de Metas de Competição), published by Anatel as Resolution No. 600 on November 12, 2012 and implemented on November 26, 2012 could have an adverse effect on our business financial condition and results of operations.

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

In addition to competitive pressures, as a result of the increasing substitution of data services in place of traditional voice and SMS communications, our traditional voice and SMS markets also have been decreasing and are expected to continue to decrease due to increasing competition from alternative modes of telecommunications.

We face increasing competition from non-traditional data services on new voice and messaging over the internet technologies, in particular over-the-top (OTT) applications, such as Skype, Google Talk, FaceTime and WhatsApp. These applications are often free of charge, other than for data usage, accessible via smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the internet, bypassing more expensive traditional voice and messaging services such as short message service (SMS) which have historically been a source of significant revenues for mobile network operators such as us. With the growing use of smartphones, tablets and computers in Brazil, an increasing number of customers are using OTT application services in substitution for traditional voice or SMS communications.

Historically, we have generated a substantial portion of our revenues from voice and SMS services, and the substitution of data services for these traditional voice and SMS volumes has had and is likely to continue to have a negative impact on our revenues and profitability. As a result of these and other factors, we face a mobile market in which price pressure has been increasing.

All mobile network operators, including ourselves, are currently competing with OTT application providers who leverage on existing infrastructures and who generally do not operate capital-intensive business models associated with traditional mobile network operators like us. OTT application service providers have recently become more sophisticated competitors, and technological developments have led to a significant improvement in the quality of service, in particular speech quality, delivered via data communications applications such as OTT. In addition, players with strong brand capability and financial strengths, such as Apple, Google and Microsoft, have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in ARPU and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

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

In addition, federal, state and municipal tax authorities have questioned some tax procedures adopted by us, emphasizing the issues related to the offset of taxes by goodwill amortization as well as questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL). As of December 31, 2012, we are subject to approximately 2,201 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$6.7 billion, including risks related to lawsuits classified as probable and possible loss.  Although many of these claims relate to general business practices in the Brazilian mobile telecommunications industry, adverse determinations could have an adverse effect on our business practices and results of operations.

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

Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation.  The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services.  On July 2, 2002, Anatel published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz.  In 2009, the Brazilian government enacted Law No. 11.934 establishing limits related to the magnetic and electromagnetic emissions to be as defined by the World Health Organization and that the operators had to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station.  The records must be five years old at most.

The new index applied for the remuneration for the use of PCS networks may not be adequate.

Since 2006, Anatel uses IST index (Índice de Serviços de Telecomunicações) to adjust Intelig for Fixed Switched Telephone Services (“STFC”) Concessionaires’ rates, Industrial Exploration of Dedicated Lines (“Exploração Industrial de Linha Dedicada” or “EILD”) and remuneration for the use of PCS, which substitutes the General Price Index, or the IGP-DI (the Índice Geral de Preços Disponibilidade Interna), an inflation index developed by the FGV, a private Brazilian foundation.  Thus, the prices we may charge for our services may be indirectly impacted by this new index. Anatel begins to regulate the telecommunications industry based on a model that analyzes company costs based on a hypothetical company’s costs and other factors.  If this new adjustment mechanism, or any other mechanism chosen by Anatel in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.  In 2012, the IST presented a much smaller variation than the IGP-DI.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results.

Anatel issued new regulations on interconnection rules from 1997 to 2005, some of which could have an adverse effect on our results.  The rules that may adversely affect our results are (1) Anatel had defined clearly that the same PCS provider with different authorization areas may receive only one instead of two interconnection charges (“VU-M”) for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for VU-M is not successful, Anatel is going to apply, in 2012, resolution 576 which contemplates a reduction of around 12% over the mobile interconnection rate and will apply resolution 600 from 2014. From February 2016 on, Anatel proposes a full allocated cost model by allocating the various service costs to determine a basic price.  Final rules regarding these prices are still pending.  These regulations can have an adverse effect on our results of operations because (1) our interconnection charges would likely drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for operators without significant market power.

The introduction of MVNOs (Mobile Virtual Network Operators) in the Brazilian market could have an adverse effect on our results.

In November, 2010, Anatel approved a resolution establishing the rules to permit the exploration of mobile services by means of a virtual network, based on commercial agreements between established operators and virtual operators.  The rules established there could be two types of MVNOs. The first with a business model to provide low-cost mobile phone services by relying on business arrangements with traditional mobile operators to purchase minutes of use (MOU) for sale to their own customers.  The second a full MVNO with an authorization that permitted the provision of services based on a sharing of infrastructure agreement with an established mobile operator.

We were the first mobile operator to negotiate a contract with a virtual operator and we are an industry leader in the discussions with Anatel to develop this service. The first contract to be submitted for Anatel’s approval in December 2010 was for an authorization license in partnership with us.  Our commercial partners have opted for the authorization license, which carries the obligations and responsibilities for providing the service.  The contracts are negotiated on a case by case basis with the intention to build a specific solution for every new virtual operator.

The 4G auction rules brought an obligation to the acquiring operator to make a public offer of the purchased radiofrequency spectrum in the MVNO model. Increased competition from MVNOs could reduce our profitability and the profitability of the mobile telecommunications industry generally, reducing the capacity for investment and innovation.  Such increased competition could have a material adverse effect on our results of operations.

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

Actual or perceived health risks or other problems relating to mobile handsets or transmission masts could lead to litigation or decreased mobile communications usage.

The effects of, and any damage caused by, exposure to an electromagnetic field were and are the subject of careful evaluations by the international scientific community, but until now there is no scientific evidence of harmful effects on health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future.

Our mobile communications business may be harmed as a result of these alleged health risks. For example, the perception of these health risks could result in a lower number of customers, reduced usage per customer or potential consumer liability. In addition, although Brazilian law already imposes strict limits in relation to transmission equipment, these concerns may cause regulators to impose greater restrictions on the construction of base station towers or other infrastructure, which may hinder the completion of network build-outs and the commercial availability of new services and may require additional investments.

Measures adopted by Anatel aiming to ensure service quality could have an adverse effect on our results.

In July 2012, with the express goal of improving the quality of mobile telecommunications services provided in Brazil, Anatel issued administrative injunctions suspending the selling and activation of new mobile service plans by three of the primary mobile providers, including Claro and TIM Celular. The suspension was lifted by Anatel only after these providers made formal commitments to undertake specific investments related to the expansion of their respective networks and improvement of their respective services.

In November 2012, Anatel issued a new administrative injunction to suspend and stop our “Infinity Day" promotion, in which costumers from specific states were charged per day of use for voice (to TIM numbers and local fixed telephones). Anatem, in their preliminary analysis, considered the promotion to be potentially harmful to the quality of our mobile services. The injunction was revoked in January 2013, after Anatel determined that the promotion did not pose a risk to the provision of our mobile services.

Although measures adopted by Anatel such as the aforementioned are likely to be temporary, such measures may, along with any new measures adopted in the future, have a material adverse effect on our financial condition, results of operations and cash flow and may limit our ability to implement our business strategy.

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

Tax reforms may affect our prices.

In 2010, the Brazilian government increased the tax on financial operations (IOF) rate on foreign investments in fixed income securities from 2% to 4%.  This tax increase was intended to decrease speculation on Brazilian markets and reduce the volatility of appreciation of the real, reinforcing official efforts to discourage foreign investment by increasing transaction costs.  In 2011, the IOF tax was expanded to tax loans entered into by banks and companies outside of Brazil with a maturity of less than 360 days. Additionally, the IOF tax rate related to exchange currency increased from 0% to 0.38%, with certain exceptions.  The IOF tax rate related to international loans entered into in Brazil by foreign banks and companies remained at 6% in 2012, however maturity was increased from 360 to 1800 days (approximately 5 years), and subsequently reduced to 720 days and later to 360 days in an effort to manage the flow of foreign capital entering Brazil through offshore loans.  In 2013, the Brazilian government has maintained the IOF tax rate on international loans at 6% and the maturity at 360 days.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by Fundação Getulio Vargas – FGV, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, negative 1.72% in 2009, 11.32% in 2010, 5.10% in 2011 and 7.81% in 2012.  In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian consumer price inflation rates were, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth.  Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades.  Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.  For example, the real depreciated against the U.S. dollar by 15.7% in 2001, 34.3% in 2002, 32% in 2008, 4.8% in 2011 and 8.94% in 2012.  Notwithstanding the fact that the real has appreciated 11.5%, 8.7%, 25.4%, and 4.3% in 2006, 2007, 2009 and 2010, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

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

The Central Bank establishes the basic interest rate target (the SELIC rate) for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The SELIC rate was revised, positively and negatively, during 2011 and was 11.00% as of December 31, 2011.  In 2012, the Central Bank undertook a systematic easing of monetary policy in an effort to stimulate growth.  The SELIC rate was cut to 10.50% on January 18, 2012, to 9.75% on March 7, 2012, to 9.00% on April 18, 2012, to 8.50% on May 30, 2012, and to 7.5% on August 29, 2012, and to 7.25% on October 10, 2012, where it remained as of December 31, 2012.

At December 31, 2012, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, including R$1,987.3 million tied to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP), R$1,787.7 million tied to the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário, or CDI rate), an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, and R$137.4 million tied to UMIPCA (Índice de Preços ao Consumidor Amplo). At December 31, 2012, R$376.1 (after hedging) of our total consolidated indebtedness was subject to fixed interest rates.   Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations.

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

The global financial system has since mid-2007 experienced severe credit and liquidity conditions and disruptions leading to greater volatility.  Since the fall of 2008, global financial markets deteriorated sharply and a number of major foreign financial institutions, including some of the largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies, were experiencing significant difficulties including runs on their deposits and inadequate liquidity.

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

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economic instability and constant changes.  The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. At December 31, 2012, BM&FBOVESPA’s market capitalization was approximately R$1.8 trillion (U.S.$873 billion).  The Brazilian capital market shows significant concentration.  The top five shares in terms of trading volume accounted for approximately 43.0% of all shares traded on the BM&FBOVESPA in the year ended December 31, 2012.  These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

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

In 2011 our shareholders approved our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by us to the Novo Mercado.  In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with the  BM&FBOVESPA.  Through this agreement, which became effective on July 27, 2011, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares started trading on the Novo Mercado segment of the BM&FBOVESPA.  Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.  As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011.  On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE.  From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, by using the code “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.  See “Item 9.  The Offer and Listing—A.  Offer and Listing Details.”

2012 Important Events

2012 mobile market developments

According to Anatel, the Brazilian mobile market reached 261.8 million lines nationwide at the end of 2012, corresponding to a penetration ratio of 132.8%, compared to 123.4% in 2011, for an annual growth rate of 8.1%, compared to 19.4% in 2011. Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. The prepaid customer base at 210.8 million lines continues to represent the greatest share of the total subscriber base, growing 6.4% in 2012 and constituting 80.5% of the mobile market.  The postpaid segment reached 51.0 million lines in 2012, a 15.6% increase over 2011. Growth factors for both sectors include increased access to credit and an expansion of the Brazilian middle class.

Corporate reorganization of TIM Fiber RJ S.A. and TIM Fiber SP Ltda.

On July 8, 2011, our wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa S.A. (the AES Group in Brazil) for the purchase of all of AES Elpa S.A.’s equity interests in Eletropaulo Telecomunicações Ltda. and 98.3% of the interest of AES Communications Rio de Janeiro S.A. (the “AES Atimus Acquisition”).  We completed the acquisition on October 31, 2011, after all conditions precedent to the contract were completed and certain regulatory approvals were obtained.  We paid a total of R$1,074.2 million and R$447.5 million, respectively, for each of Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A.  In connection with the acquisition, Eletropaulo Telecomunicações Ltda. changed its corporate name to TIM Fiber SP Ltda., and AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A., and we call this business, which owns and operates an extensive fiber optic network in metropolitan São Paulo and Rio de Janeiro, collectively, TIM Fiber.

In accordance with the reorganization of TIM Fiber, on August 29, 2012, TIM Fiber RJ and TIM Fiber SP were merged into TIM Celular. The purpose of this reorganization was to simplify our organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by us.

Capital Expenditures

In 2012, our Board of Directors approved our budget for capital expenditures, which estimated expenditures of R$3.0 billion for 2012.  We generally seek to budget approximately 12% of our total gross revenues for our capital expenditures.  Most of the capital expenditures we budgeted relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure.

In 2012, in response to Anatel’s requirements that we enhance the quality of services provided, we committed to make heavy network investments over the next several years.  According to the Network Improvement Plan we presented to Anatel, we anticipate infrastructure investments to reach approximately R$8.2 billion between 2012 and 2014, with a focus on infrastructure and quality improvements, including projects to (i) increase our network, with an anticipated 30% growth in 2G antennas and 24,000 kilometers of new fiber optic cables by 2014, (ii) optimize network utilization, including adjustments for enhancing signal quality in current coverage areas; and (iii) map network interruption and failure causes, in addition to implementing solutions to prevent such events, ensuring the quality of calls and data connections, and increasing users’ accessibility.

Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment.  There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in future periods.

Our principal capital expenditures in 2012 related to network infrastructure and information technology systems focused on improving the quality of our services.  Other capital expenditures in 2012 related to the acquisition of 4G licenses and the funding of other organic projects focused on the development of our network infrastructure.  Our principle source of funds for capital expenditures is cash from operations.

B.	Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers.  These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers.  As of December 31, 2012, there were approximately 261.8 million mobile lines, representing approximately 132.8% of the population, compared to approximately 242.2 and 202.9 million mobile lines representing approximately 123.9% and 104.7% of the population in 2011 and 2010.

Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, market focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers.  According to Anatel, at the end of 2010, 2011 and 2012, approximately 82.3%, 81.8% and 80.5% respectively, of mobile lines were prepaid and 17.7%, 18.2% and 19.5%, respectively, were postpaid.  The postpaid segment reached 51.0 million lines in 2012, an annual expansion of 15.6%.  The average monthly revenue per mobile customer in Brazil was approximately R$23.6 for the year ended December 31, 2010, R$21.1 for the year ended December 31. 2011 and R$19.8 for the year ended December 31, 2012.

Our Business

We are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with 70.3 million lines and a market share of 26.9%, based on data from Anatel.  We led the mobile telecommunications market in net additions of lines in 2012 according to Anatel, a result we also achieved in 2011 and 2010.  In the year ended December 31, 2012, we added 6.3 million net lines, an increase of approximately 3% compared to net additions in the year ended December 31, 2011.

Through our subsidiaries in various telecommunications markets throughout Brazil, we operate mobile, fixed and long distance telephony, data transmission and Internet services.  For the year ended December 31, 2012, our gross service revenue was R$24.4 billion, a 9.6% increase from the year ended December 31, 2011, following an 21.8% increase in gross service revenue from 2010 to 2011.

Through our GSM network, we serve approximately 95% of the urban population of Brazil, representing the largest GSM network coverage of any mobile telecommunications services provider in Brazil (based on publicly available data of other mobile telecommunications providers), with a presence in approximately 3,400 municipalities.  We offer extensive data coverage throughout Brazil, with our general packet radio services technology, or GPRS, covering 100% of our coverage area and our EDGE technology reaching 94% of our coverage area, in addition to our sophisticated 3G network covering more than 72% of the urban population of Brazil. Our international roaming agreements include more than 450 networks available in over 200 countries. Our fiber network extends from northern to southern Brazil, with an extensive wide area network, or backbone, of approximately 39,000 kilometers, and metropolitan area networks, or backhaul.  Our fiber optic network has a unique capacity to offer high quality ultra-broadband service in the Rio de Janeiro and São Paulo metropolitan regions, which together represented 25% of Brazilian GDP and annual telecommunications industry revenues of R$30.0 billion as of December 31, 2011, according to data from IBGE.  We began in 2012 a major metropolitan fiber optic network expansion in 44 major Brazilian cities, which we anticipate will achieve approximately 50% total traffic by the end of 2014. This is a key project that will enable us to provide high performance data services including 4G technology.  In 2012 we also continued to expand upon our long distance fiber optic network, delivering the first stage of the LT Amazonas project, a fiber optic backbone connecting major cities in the north of Brazil, one of Brazil’s regions with the greatest lack of infrastructure.

We believe we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of multimedia messaging services, or MMS, and the BlackBerry product line.  Our mobile phone plans, such as Infinity Pré and Liberty, have transformed the mobile telecommunications market in Brazil, in line with our strategy to increase voice traffic and long distance calls in Brazil and to accelerate the growing trend in the substitution of fixed-line telephone services for mobile telephone services.  In addition, according to a marketing research survey of 11,210 mobile telephone users throughout Brazil conducted by Ipsos from November 2012 to January 2013 under an agreement with us, we are recognized as one of the market leaders in terms of brand preference and innovation, among other attributes.

Our growth in the mobile telecommunications market does not result in revenue cannibalization (substitution of fixed-line services for mobile services) as we are essentially a pure mobile operator with no landline legacy, unlike many of our competitors that offer both fixed-line and mobile telephony services. Also, we abide by a “no subsidy” policy for handset and accessories sales, which helps avoid pressure on margins and costs as we grow.

In 2012, as in 2011 and 2010, we invested more in our infrastructure than any other mobile telecommunications operator in Brazil, based on capital expenditure data reported by our competitors. We believe our net investments of approximately $3.8 billion in 2012, a 10% increase over 2011 and of which approximately 93% went towards infrastructure, is indicative of our commitment to enhancing our ability to provide services of the highest quality and respond to the expected increasing demand in voice traffic in Brazil. According to data submitted to Anatel, we will invest more in infrastructure than any other mobile telecommunications operator between 2012 and 2014.

As of December 31, 2012, we had more than 10,000 points of sales through premium shops and dealers (exclusive or multi-brand), in addition to relationships we have established through a network of large, established retail chains. In addition to these retail outlets, our customers have access to prepaid phone service as an alternative channel to access our products and services through supermarkets and newsstands and other smaller retailers, for a total of approximately 470,000 points of sale spread throughout Brazil.  This figure includes 131 of our own stores, 50 of which were inaugurated in 2012.

Competitive Strengths

We believe that our robust network infrastructure, together with our brand recognition and our widespread sales network positions us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the growing demand in the mobile telecommunications market.  We believe our main strengths include:

Strong and sustainable revenue and margin growth coupled with leadership in attracting customers. According to a marketing research survey conducted by Ipsos from November 2012 to January  2013, we are viewed as one of the market leaders in terms of brand preference and innovation.  We were also found to have the lowest churn rate among our competitors according to this study.  We had the most net additions in lines among mobile telecommunications providers in Brazil in 2012 according to Anatel, with 6.3 million net additions, reaching a client base of 70.3 million lines at year end.  In 2012, we obtained a 32.0% share of net additions, steady compared to our 32.7% share of net additions in 2011. In the prepaid segment, we achieved 8.8% growth and in the postpaid segment, we achieved 15.5% growth.

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

We expanded our customer base by 25.6% from December 31, 2010 on a pro-forma basis to December 31, 2011, and by 9.7% between December 31, 2011 and December 31, 2012.  During these periods, we increased our net operating revenue by 18.2% and 9.8%, respectively.

High quality services. According to Anatel, in 2012 we retained the second position among mobile operators in Anatel’s Customer Care Performance Index.  This result demonstrates our continued commitment to providing our customers with the highest quality service and responding adequately to rising service demand in Brazil.  In 2012 our services were also set apart from other operators as having the fewest customer complaints with PROCON, the Brazilian consumer protection entity.

Reinforcing our innovative DNA, in 2012 was debuted an unprecedented and pioneering website we call “Open Doors” which enables anyone on the web to monitor the services provided by us. The site reaffirms our commitment to transparency in the quality of service provided.  Through this site it is possible to learn relevant information about our company, view a detailed coverage map and be updated with news about the telecommunication market.  In the future visitors will be able to browse tutorial videos about the specific services we offer. The “Open Doors” site also brings us in compliance with the action plan submitted to Anatel in enabling anyone to view the commitments we have assumed in order to improve network quality.

During 2012, 2013 and 2014, we are expected to consolidate our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators.  Such investments have been achieved organically, including through building long distance networks and establishing our metropolitan fiber optic cable network and through increased coverage and capacity (we achieved a 30% increase in volume of TRXs installed and 48% increase in the number of sites connected to fiber in December 2012 compared to December 2012), as well as by means of inorganic growth, for example, though the acquisition of assets such as Intelig and TIM Fiber.

During the period from December 31, 2011 to December 31, 2012, we increased the capacity of our voice network by 30%, based on installed TRX, which is the network element responsible for adding traffic capacity to an antenna. In this same period, our 3G network coverage grew by more than 45.9% in terms of the number of cities covered, reaching 72% of Brazil’s urban population.

The acquisition of Intelig added to our network infrastructure a 100% digital fiber optic network installed from northern to southern Brazil, totaling more than 500,000 kilometers of fiber optic cables, with an extensive wide area network (backbone) of approximately 15,000 kilometers and metropolitan area networks (backhaul) in Brazil’s principal cities. In addition, we added to our network telephone exchanges and satellite stations, connecting to major networks and with capability in major international submarine cable systems.  The AES Atimus Acquisition positions us well, relative to our competitors, to capture broadband Internet market share. In Rio de Janeiro and São Paulo, Brazil’s two largest cities, the AES Atimus (now TIM Fiber) network is capable of reaching almost twice the network size of our competitors in these markets, with a total of 5,500 kilometers of fiber optic cable spread over Rio de Janeiro and São Paulo, available to approximately 550,000 businesses.

Strong brand associated with innovation. We believe we have a reputation for innovation, as supported by a survey of the mobile market conducted by Ipsos from November 2012 to January 2013, which found us to be one of the market leaders in Brazil, particularly in terms of brand preference and innovation. We have pioneered the launch of several products and services in Brazil, such as MMS services and BlackBerry handsets.

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

The only Brazilian telecommunications company listed on the Novo Mercado. Since our listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the BM&FBOVESPA.  We believe that the listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of the Telecom Italia Group in Brazil.  We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

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

Capitalizing on the acceleration of fixed-mobile substitution.  We seek to capitalize on the opportunity for growth in voice traffic and encourage the use of mobile devices, rather than fixed lines, for long distance communication, through fixed-to-mobile substitution.  We believe that the main advantage of our product offerings is that our users are able to use our network more than that of other mobile telecommunications providers.  Our prepaid “Infinity” plans and postpaid “Liberty” plans were initially developed in 2009 in connection with this strategy and we continue to develop these product offerings, which we view as key drivers to growth.

This strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed-to-mobile substitution.  We have become the market leader in the long distance telecommunications market based on our market share, which in 2007 amounted to 5.9% and by December 2012 exceeded 50.1%, according to Anatel.  Fixed-to-mobile substitution is increasingly evident in the Brazilian market, as fixed telephony operators have experienced a decline in the number of users and revenue. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not impact our performance and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

Providing universal Internet access to our customer base.  We intend to provide universal Internet access to all segments of our customer base, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or accessories.  Our focus on increased data usage among our customers depends on our ability to effectively manage our handset and accessories sales, with primary focus on models that provide for quality Internet access at a low cost, such as webphones.  Since it is our policy not to subsidize our customers’ purchases of handsets and accessories, this approach has allowed us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase of 63.1% of gross revenue earned from sales of handsets in the year ended December 31, 2011 compared to the corresponding period in 2010, and in the increase of 19.6% of gross revenue earned from sales of handsets in the year ended December 31, 2012 compared to the corresponding period in 2011.

Construction of a unique infrastructure network in the Brazilian market. We are committed to developing a robust network infrastructure capable of serving our expanding customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments.  As part of our strategy to focus our investments in infrastructure, we acquired Intelig in December 2009 to establish our own fiber optic network and develop automation projects and acquired TIM Fiber (formerly AES Atimus) in 2011 to strengthen and expand our fiber optic network.  Our zero-subsidy handset policy further supports our strategy to invest in infrastructure because it frees up capital expenditures for spending on infrastructure. We believe that the implementation of our zero-subsidy policy between 2009 and 2010 has given us a significant competitive advantage compared to other mobile telecommunications operators in the marketplace.  We plan to continue to invest in infrastructure in coming years, with an estimated capital expenditures budget for 2012 to 2014 of approximately R$9.5 billion.  We believe the construction of a differentiated network is an effective strategy for sustained growth as evidenced by our leadership position in the provision quality services as measured by Anatel, even our as customer base has grown significantly in the past two years.

In 2012, we carried out this strategy through ongoing investments in projects that will continue to differentiate and strengthen our network, such as the construction of new fiber optic networks in the north and northeast of Brazil. Our commitment to providing improved, high-quality services is reflected by our R$3,386 million in investments in 2012, roughly 93% of which were in infrastructure.  Taking into account the acquisition of the 4G licenses, this number would total R$ 3,765 million. The amount invested exceeds by 10% the aggregate investments made in 2011, signaling that the Company is able to satisfy the need for continued investment in a naturally capital intensive sector.  TIM is the Brazilian mobile operator expected to invest more than any other between 2012 and 2014, according to data submitted to Anatel. Our infrastructure investment program is facilitated by our strategy to end handset subsidies and to allocate these savings toward infrastructure improvements.

Aligning our business with rising incomes in Brazil. Brazilian demographics have changed substantially in recent years, with the growth in Classes C and D and the increase in average salaries in Brazil.  Because we pioneered the use of unlimited service at a fixed price and we have emphasized increasing the use of voice and data, we believe we have an advantage over our competitors in accessing this demographic shift.  In 2012, our net additions reached 6.3 million lines, or the equivalent of 32.3% of all new lines in the market, with significant concentration in Classes C and D. The volume of unit sales in the same period increased markedly due to the growth of handset and accessory use as an affordable alternative for Internet access for Classes C and D users. As evidence of this trend, mobile Internet devices represented more than half of our total sales in 2012.

Expansion into new businesses.  To capture new opportunities for growth in the mobile telecommunications sector goal, we entered into a partnership with the Ministry of Communications to join the National Broadband Program and formed a partnership with the insurance company Porto Seguro to create a Mobile Virtual Network Operator, or MVNO, which is a mobile operator without a proprietary network but which uses the network of other operators and buys minutes, SMS and/or data, among other services, at wholesale prices, paying a discounted price compared to average retail price, or entering into a revenue sharing arrangement.  In addition, with the acquisition of AES Atimus, we believe that we will be able to capture opportunities in the corporate segment with more robust and responsive services.  We also believe we can capture market share in the residential broadband segment, with offerings of high quality ultra-broadband, operating within Rio de Janeiro and São Paulo, markets that accounted for 25% of Brazilian GDP in 2011 and which represent revenue potential of R$30 billion a year.

Regional Overview

We offer GSM telecommunications services with a national reach to 95% of the urban population, which is one of the most extensive GSM coverage areas in Brazil, with a presence in almost 3,400 municipalities.  We also provide extensive data coverage across Brazil using 100% GPRS technology, of which 88% is EDGE technology.  We also have 3G coverage available to approximately 72% of the urban population in Brazil.  The following map shows our coverage areas with the types of service available in each area.

Through our subsidiaries, we provide mobile telecommunications services using digital technologies, including GSM and 3G, to the areas of Brazil shown in the above map.

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated.  Except as otherwise indicated, the amounts presented in the following table are our estimates.

	As of or For the Year Ended December 31,
	2012	2011	2010
Brazilian population (1)	194.0	195.0	190.8
Total penetration(2)(3)	132.8%	123.9%	104.7%
Brazilian subscribers	261.8	242.2	202.9
National percentage subscriber growth	8.1%	19.4%	16.7%
Population we cover(1)	176.0	184.0	173.0
Percentage of urban population we cover(4)	94.7%	94.4%	94%
Total number of our subscribers	70.3	64.1	51.0
Our percentage growth in subscribers	9.8%	25.6%	24.1%
Our percentage of postpaid customers	15.3%	17%	17.7%
Our ARPU(5)	20.0	21.4	23.7

(1)	According to the latest information available from IBGE/IPC Maps.

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(3)	Based on information published by Anatel and IBGE/IPC Maps.

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(5)	Average monthly revenue earned per TIM subscriber.

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

We also offer several prepaid plans, none of which include monthly charges.  Prepaid customers can purchase a prepaid credits plan that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification.  In 2012 we expanded our prepaid recharge stations by 17.5%.  There are already over 470 thousand recharge stations nationwide, offering two recharge options: physical (using prepaid cards) and electronic (both online and using a PIN system).  We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge.  Customers with debit cards that use Banco 24Horas (a network ATMs in Brazil), as well as customers using Visa, MasterCard or Diners Club credit cards can recharge their prepaid phones straight from their mobile handsets.

Consumer Plans

We have continued to build upon the strength of our leading market position in voice traffic in our product offerings to consumers, focusing on our Infinity and Liberty calling plans which we believe reinforce the strength  of the TIM network by relying on the favorable calling options for the 70.3 million lines within our network.  Within the consumer business, our main plans include:

•
Infinity (prepaid): the costumer is charged per call of unlimited duration to TIM numbers and local fixed telephones; for SMS and mobile internet services, clients are charged for day of use, and services are provided unlimitedly;

•	Infinity TRI (prepaid in Rio Grande do Sul): costumers from Rio Grande do Sul are charged per day of use for voice (to TIM numbers and local fixed telephones), SMS and mobile internet services;

•	TIM Beta (prepaid): limited segmented plan addressed to young consumers, charged per day for voice (to TIM numbers), SMS and mobile internet services;

•
Liberty: for a monthly flat fee, the customer has unlimited talk time with any number on the TIM network, with no restriction on the number or duration of calls.  Also, they may add further advantages to this plan using the Liberty Rádios plan to talk unlimitedly to any radio user (SME), without deduction from its package of minutes;

•
Liberty Controle: for a fixed rate every month,  the customer has unlimited talk time with any number on the TIM network, and also receives bonuses related to other out of network calls and services; and

•	Liberty Web Light, Tablet, Modem and Modem Plus: post-paid plans that offer unlimited internet access through dongles and tablets.

In 2012, we continued to develop the Infinity and Liberty platforms, adding the Controle plan within the Liberty concept, boosting this segments profitability.  The Controle plan has hybrid characteristics, combining aspects of the Liberty and Infinity plans, giving the customer the convenience of a postpaid plan while allowing customers to control expenses like a prepaid user.  Within the Infinity platform, in 2012 we released the Torcedor program, an innovative approach adapted to the needs of soccer lovers.  In November 2012, we brought further innovation to the Controle segment with Liberty Controle Express, an innovative offer combining Liberty Controle benefits to credit card payment convenience, simplifying new customer adhesions and migration from our prepaid base into this segment.

We also recently enhanced our regional offerings in certain areas where we identified greater opportunities for expansion, such as with the launch of the Infinity TRI offering in the state of Rio Grande do Sul.  In an offering that we believe is well-adapted to the culture of this region, we offered new Infinity plans whereby the caller is charged a fixed rate per day of use, rather than per call.  This offering reinforced our commitment to establishing our presence in this region.

Throughout 2012, we continued to increase the number of outlets through which our Infinity Pré and Infinity Controle customers can recharge their accounts.  In particular, customers can now recharge their prepaid phones through our website. Also in 2012, given our progress in smartphone penetration, we added another relevant recharge channel,  the “Recargas TIM” android application, allowing Infinity Pré and Controle users to recharge more conveniently.

The following presents a brief summary of certain key elements of our Infinity and Liberty consumer plans:

•	Infinity Pré, which consists of a promotional fixed R$0.25 rate for calls to other TIM users;

•	Infinity Mais, which charges a fixed R$0.50 rate to landlines;

•	Infinity Web, which charges a fixed R$0.50 rate for unlimited internet access through cellphone per day of use to Infinity Pré customers;

•	Infinity Web Modem, which charges a fixed R$1.99 rate for unlimited internet access through dongles and tablets per day of use; and

•	Infinity Torpedo, which charges a fixed R$0.50 rate for unlimited text messaging (SMS) per day of use;

•
Infinity Zero, a plan without a monthly subscription charge where the customer only pays for monthly utilization and can also rely on Infinity plan benefits, such as charge-per-call, for local and long distance calls using code CSP41;

•
Liberty+100, which offers competitive subscription rates for SIM-only customers, offering the same benefits as the standard Liberty plans plus 100 minutes for calls outside of the TIM network and unlimited calls for radio users;

•
TIM Turbo, which has special voice packages for postpaid customers, including the Predileto Local and Predileto DDD packages, which offer unlimited calls to fixed or mobile TIM numbers through a monthly subscription;

•	Infinity Family, which offers free and unlimited calls between family members all using phones on the TIM network, including calls to TIM Fixo;

•	Liberty Web Smart, which offers unlimited internet access for a fixed monthly flat fee only if the customer uses the service during the billing month; and

•	Liberty Torpedo, which offers unlimited SMS to any operator at a fixed monthly rate, only payable in the month used.

In 2012, we maintained our SIM-only strategy, where customers may choose discounts in service rather than having the handset purchase subsidized by us.  We believe this allows us to offer differentiated services at competitive prices and make handsets available without providing them to customers for free.

Value Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2012 was no exception.

Infinity Torcedor, a partnership with Mobile Segment Team, provides free content to our clients regarding their favorite Brazilian soccer team (Flamengo, Vasco, São Paulo, Palmeiras, Corinthians, Grêmio, Internacional, Bahia e Vitória), including daily news via SMS, goal scoring alerts, exclusive wallpapers and the team’s official anthem for download.

In 2012, we created our own Mobile Learning platform containing the products TIM +Inglês e TIM +Espanhol. These products allow users to learn another language through SMS lessons and a mobile site, making it possible for them to study anywhere and anytime. Each service costs R$0.99 per week and the first seven days of use are free of charge.

In the last quarter of 2012, we re-launched the TIM App Shop, a portal containing applications for webphones and smartphones where customers can download free applications and games and also buy paid applications to customize their phones, using their pre-paid credit or their monthly phone bill.

In our latest innovative promotion (“Prêmios Grátis Pra Você”), TIM held daily drawings of R$1.000 and two new cars at the end of the contest. More than 13 million customers took part in this promotion, between free users and premium paid users. The premium participants also had a chance to participate in an additional daily drawing of R$5,000 by paying R$0.99. This promotion was even more successful than a similar promotion held in 2011.

Business Plans

In 2012, we continued to enhance and differentiate our product offerings to our business clients, maintaining an emphasis on simplified service and transparency.  We launched a number of new products and services based on the unique needs of our business clients.  We also maintained our focus on the provision of Internet solutions, providing companies of all sizes with improved, unlimited Internet connectivity.

During the year there was a reduction in Liberty Empresa Zero plans and a commensurate growth in Liberty Empresa +50 plans, reflecting our clients’ preference for Combo plans with advantages over minute package plans.

We improved our Combo offerings in 2012, focusing on handsets that encourage the use of internet and value added services, such as smartphones, modems and tablets.  Smartphone sales increased substantially in 2012, with Combos holding a strong commercial appeal. We benefited from this trend through our release of entry level Combos, such as Combo FIT, a package including Liberty Empresa +50 with two handset options under a loan for use contract.

Also in 2012, we launched tablet Combo offerings, aimed to encourage greater use of our value added services.  Tablet association strengthens our innovative image and creates a strong connection between data services and the TIM brand in consumers’ minds.  Our tablet offers aimed to meet the demands of clients who already had voice access but who needed even more mobile internet resources.  Table offers included Liberty Web Empresa Tablet Plan including the Samsung Galaxy Tab 2 7.0 and the new iPad 16 Gb with exclusive pricing, on some occasions bundled with smartphone offers for even greater market appeal.

We continued to aggressively pursue larger companies as potential clients, offering, in addition to customized plan pricing, handset options under loan for use contracts.  In addition to Liberty Empresa plans, we continue to offer Empresa Mundi plans, including packages with 100, 400 and 800 minutes, allowing our clients to talk at the same rate on local calls, national long distance and international long distance calls, offering these clients the option to choose the plan best suited to their needs.

In March 2012, we released the Liberty Torpedo plan for the corporate segment, allowing customers to send unlimited SMS to any operator at a fixed monthly rate, only payable in the month it is used.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years is set forth below.

	Year ended December 31,
Category of Activity	2012	2011	2010
	(in millions of R$)
Gross mobile telephone services	24,350.1	22,217.3	18,761.4
Gross sales of handsets and accessories	3,405.7	2,540.5	1,557.9
Total	27,755.8	24,758.8	20,319.3

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

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

In 2007, an additional agreement relating to interconnection fees entered into among the fixed telephony incumbents (with the exception of Embratel) and the mobile service providers established an average VU-M increase of 2%.  The same parties also executed an additional agreement, which was agreed to by Anatel, contemplating a 68.5% increase in the VU-M fee over the VC-1 adjustment for 2008.  Accordingly, in 2008, mobile also received an average VU-M increase of 2%.

In March 2009, there was an agreement between TIM and Embratel (because Embratel did not participate in the previous agreements) to establish the same conditions agreed between TIM and the other incumbents, with the applicable adjustments in terms of financial agreements.  In December, 2009, Anatel determined that we must have only three VU-Ms, according to the three authorization areas (PGA regions).

In October 2011, Anatel reduced fixed to mobile rates, which was based on a reduction in the respective wholesale interconnection levels on call termination.  Anatel proposed a reduction of the fixed to mobile rates of 18% in 2012, 12% in 2013 and 10% in 2014, based on nominal declines.  In the future, Anatel intends to establish the reference tariffs for operators with significant market power based on the fully allocated historic costs system, which reference tariffs are already under development by Anatel in consultation with a consortium formed by three companies (Advisia, Analysis Mason and Grant Thornton).  The contract signed in August 2011 between Anatel and the consortium provides for a cost model in the amount of U.S.$8.22 million, to be implemented by 2014, which will likely imply a reduction of the mobile termination rate.

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

In 2012, the unification of the licenses 23 and 41 was concluded.  The 23 customer base migrated to 41, thus making possible a single branded long distance operator for both mobile and fixed.  Also in 2012, the Liberty Passport offer for voice and data was launched, which offers customers the innovative concept of unlimited use of internet and voice services on five continents, paying a fixed value per day of use of each service (voice or data), simplifying the adhesion to our international roaming service, with extremely attractive values.

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

Value-added services represented 18.1% of our gross service revenues in 2012, 12.8% in 2011, 12.0% in 2010 and 2009, 9.7% in 2008 and 7.9% in 2007.  We continued to experience growth in usage of these services in 2012, as illustrated by revenue growth from value-added services of 39.1% compared to 2011.  We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

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

Web browsing: Wireless application protocol (“WAP”) is a global standard designed to make Internet services available to mobile telephone users.  WAP allows a micro “browser” in a mobile phone to link into a gateway service in our network enabling users to browse through different pages of information on the Internet.  We currently offer e-mail, data and information services and electronic commerce transactions, to our prepaid and postpaid users.

Data transmission:  We also offer general packet radio services (“GPRS”) to our postpaid and prepaid subscribers through our GSM network.  GPRS is a non-voice value-added service that allows information to be sent and received across a mobile network.  GPRS radio resources are used only when users are actually sending or receiving data.  Rather than dedicating a radio channel to a mobile data user for a fixed period of time, the available radio resource can be concurrently shared between several users.  As a result, large numbers of GPRS users can share the same bandwidth and be served from a single cell.  The number of users supported depends on the application being used and how much data is being transferred.  Because of the spectrum efficiency of GPRS, there is less need to build in idle capacity that is only used during peak hours.  GPRS therefore allows us to maximize the use of our network resources.  Our network allows customers with enabled devices to use EDGE technology, which is an evolution of GPRS allowing higher data transmission and a better using experience.  In 2008 we launched 3G services, which is a new technology that enhances the portfolio of value-added services (such as TV channels and speed of downloads).  We believe that 3G is an important milestone in our path towards achieving market leadership.

Sales of Mobile Handsets and BlackBerry

We offer a diverse portfolio of approximately 216 handset models from several manufacturers, including Apple, Nokia, BlackBerry, Samsung, Motorola, Sony, Ericsson and RIM, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores.  We are focused on offering an array of handsets, including web phones and smartphones such as the iPhone and BlackBerry devices with enhanced functionality for value-added services, including equipment that make 3G, GPRS, EDGE, MMS, MP3, tri-band, infra-red, Bluetooth, browsers, Internet, e-mail and Java available, while reducing reliance on the subsidies for handsets that have characterized the Brazilian market.  Our mobile handsets and BlackBerry can be used in conjunction with either our prepaid or postpaid service plans.  At present, we believe that supplies of mobile handsets and BlackBerry are sufficient to satisfy demand.  See “—Our Network.”

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier.  Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil.  The rates of such services are being negotiated under the supervision of Anatel.

Financial Services

In 2012, we strengthened our activities in the financial service field through the development of partnerships and products for mobile banking, insurance, mobile payment, and “mobile money,” all of which strengthen our core business and provide additional sources of revenue generation.

Mobile Theft Insurance

At the beginning of the year, we launched our mobile theft insurance product exclusively through our own stores. In November 2012, we launched our insurance virtual store, an online sales channel. We are the only operator to offer mobile theft insurance through an online sales channel.  This product was developed in partnership with Assurant and allows our customers to protect themselves against the costs of mobile handset theft for monthly prices ranging from R$6.49 to R$18.49.

Reward Protection Insurance

We entered the low value insurance market targeting classes C and D through the launch of our proteção premiada product in July 2012. This is about a specific insurance offering for our pre-paid clients, which includes reimbursement coverage for funeral expenses up to the value of R$1,000, assistance services to crime victims, and also raffles R$500 per week. The proteção premiada insurance costs R$ 1.50 per month and is debited directly from the clients’ credits.

TIM Itaucard

The TIM Itaucard is our first payment product, a co-branded credit card in partnership with Itaú, which brings us an unprecedented relationship program based in Itaú's benefits platform. In 2012, our focus was to gain market share through telemarketing efforts.

Liberty Controle Express

In November 2012, with the idea of creating a postpaid plan that could be sold without the need for a credit assessment, a new Controle plan paid exclusively with a credit card was launched. The plan was launched with three distinct values of R$18.00 for Rio Grande do Sul, and R$28.00 and R$48.00 for the rest of the country. The plan also can be acquired by self-service through our website, in addition to our owned stores.

Mobile Money

With a focus on developing a product for non-banking prepaid clients, we entered a partnership with the Caixa Econômica Federal and MasterCard to develop new payments options via mobile, in the “mobile money” format, a virtual version of a prepaid bank card associated with a mobile number. We hope to launch this product in the second half of 2013.

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

As of December 31, 2012, our services were marketed through the largest distribution network in Brazil with over 10,000 points of sale (9,296 in 2011), of which approximately 131 were our own stores.  In addition, we had over 470,000 recharging points for prepaid service.  We market our services through a network of stores, including general retail stores that sell our mobile telecommunications services and related goods on a non-exclusive basis, and dedicated outlets that sell our services and goods exclusively.  Sales of our products and services are offered by our sales personnel and also by authorized dealers, who are not our employees.  We select our authorized dealers based on a number of factors including the suitability of the premises in which our services and ancillary merchandise will be offered.  Our personnel and authorized dealers receive ongoing training and marketing support.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 95% of the urban Brazilian population based on Anatel’s coverage criteria.  During 2010, we started to move away from TDMA technology, migrating customers to the GSM system, promoting greater efficiency in terms of power consumption and discontinuing the use of TDMA in 2011.  During 2008 we implemented 3G services within our network, which enable users to experience a higher level of connectivity with broadband Internet access.  With our acquisition of TIM Celular, we hold authorizations from Anatel to provide our mobile services in each of the ten wireless areas of Brazil over various frequency spectrums.  In December 2010 and in October 2011, we acquired additional bandwidth in the 1,800 MHz band.  In October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states.  Certain 4G coverage commitments will be effective as early as April 2013, which the first coverage commitments for the 450 MHz band are effective by June 2014.  Satisfaction of the these coverage commitments demands heavy capital investments and a commitment to acquire products with national technology.  We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is core to our business.  In 2012, we made R$2,458 million in investments to improve our network infrastructure, primarily in 2G Network and transmission capacity.

Our wireless network principally includes transport and computer equipment, as well as exchange, and transmission equipment, consisting primarily of switches, 11,972 BTS in our GSM network and 8,106 B nodes as of December 2012.  The network is connected primarily by IP radio links and fiber optic transmission systems from the recently acquired Intelig network.  The remaining sites are connected by leased lines.  Nokia Siemens Networks, Ericsson and Huawei are our main suppliers for GSM and 3G equipment.

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

With the acquisition of Intelig, we have integrated more than 15 thousand kilometers of long-distance fiber optic cables connecting the main cities of Brazil.  We have been deploying 40G/DWDM/ROADM (dense wavelength-division multiplexing and reconfigurable optical add-drop multiplexer) layers on top of this existing network, modernizing the existing assets by replacing the legacy network.  In addition, in 2012 we entered into joint construction contracts and other partnerships and initiatives that resulted in the expansion of our fiber optic network by approximately an additional 10 thousand kilometers.  We have also established a partnership with a consortium of electric transmission line operators in the northern region of Brazil, where we acquired the right to launch optical ground wire cables, connecting the cities of Manaus, Macapá and other cities near to the transmission line in 2013.  During the next few years, we plan to execute additional projects to increase the capillarity of our long-distance backbone network.

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

Finally, the AES Atimus Acquisition and consequent creation of TIM Fiber has improved our fiber optic network presence in the metropolitan regions of Rio de Janeiro and São Paulo, with a network highlighted by the following characteristics:

•	presence in 21 cities in the metropolitan regions of Rio de Janeiro and São Paulo;

•	fiber optic networks using ITU-T g. SMF 652 standards;

•	5,500 kilometers of fiber optic cabling deployed primarily over electrical utility poles; and

•	capability to provide connectivity (a “carrier’s carrier”) through the electrical distribution network.

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

Customer Service

We direct our efforts towards maximum customer satisfaction through continuous improvements of processes and systems that facilitate the relationship between us and our customers throughout Brazil.

New technologies create new opportunities, and our workforce undergoes regular training as to how to explain our services to new and existing customers. We invest in the simplification of processes at every level, emphasizing the simplification of billing and account processing, projects that allow us to more effectively utilize our workforce, improvements of procedures with a focus on meeting customer demands, improvements in training our consultants and programs to encourage attendance.

We broadened our focus to include new channels of customer acquisition in 2012, through the development of projects and processes for implementing new channels of contact and enhancing existing channels with a view to meeting customer demands. We opened new customer service channels, such as Portal * 144 # which uses USSD (Unstructed Supplementary Service Data) technology to allow the activation of services from the mobile device itself, as well as reformulation of IVR (Interactive Voice Response), and we continue to refine our automated calling processes which provide services through interactive voice response, enabling client identification and manual selection of options, and recording and reporting through a unique sequential protocol.

We are continuously seeking ways to improve our level of customer service.  We constantly monitor and record customer interactions with the company through our proprietary customer monitoring system (“CRM”), which enables us to offer unique and innovative service at multiple points of contact.  In 2012 we further improved upon our CRM system by enhancing customer identification and routing, in addition to existing functionality that does not require the client to repeat a request when that client is transferred to a second operator. These improvements of the computer telephony integration (“CTI”) and CRM systems ensure the transfer of customer data at the time of the call, minimizing the number of calls transferred improperly.

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

International Roaming Agreements

We have international roaming agreements available in 211 different countries on more than 500 networks.  These agreements include at a minimum voice service, and may in many cases be enhanced based on the technology available on the visiting network and may include SMS, MMS, GPRS, EDGE and 3G.

We were also the first Brazilian mobile operator to launch a user-friendly international roaming plan, charging per day of usage.

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

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In accordance with our Code of Ethics and Conduct, we seek to comply with all applicable laws.

Activities relating to Iran

We are not to our knowledge engaged in any activities, transactions or dealings with the Government of Iran or that relate in any way to Iran.

We are also required to disclose our affiliates’ activities relating to Iran. We have been informed that other members of the Telecom Italia Group have entered into roaming agreements with Iranian telecommunications operators. The information in this section is based solely on information provided to us by our parent Telecom Italia S.p.A. for purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•	roaming agreements with the following Iran mobile phone operators: Taliya, KFZO —TKC (formerly Payam Kish), Irancell (MTN) and Mobile Company of Iran (MCI) (formerly TCI);

•
commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran (“International Carrier Agreements”). To this end, its subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”), directly and through its subsidiaries, entered into agreements with Telecommunication Infrastructure Company (TIC) in Iran.

Telecom Argentina

Telecom Argentina informs us that the only activities it has that, to its knowledge, relate in any way to Iran are its roaming agreement with MCI.

Roaming agreements

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações S.A., by means of its subsidiary TIM Celular S.A.) and Argentina (Telecom Argentina S.A., by means of Telecom Personal S.A.).

It is pursuant to roaming agreements that a mobile customer is able to use his or her mobile phone on a network different from such mobile subscriber’s home network. The following is the definition of roaming that we provide in the glossary of this annual report.

Roaming: A function that enables customers to use their mobile telephone on networks of service providers other than the one with which they signed their initial contract.

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Italia, Tim Participações S.A. and Telecom Argentina S.A. have entered into roaming agreements with many foreign mobile networks, so as to allow their customers to make and receive calls abroad.

Roaming agreements are, including those relating to Iran, on standard terms and conditions. In fact, entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal. Pursuant to a roaming agreement our mobile customers may, when in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile phone using such operator’s network. Likewise, the Foreign Network’s customers may make and receive calls using our networks when these customers are in Brazil.

 The calls made and received by our customers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement. Then, we will bill our end customers according to the specific tariff plan of the subscription they have signed with us. Likewise, we bill the Foreign Network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its clients for the calls made and received using our networks according to their specific offer to their customer base. Roaming contracts do not, generally, contemplate other fees or disbursements.

Telecom Italia informs us that in 2012, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is as follows:

•	its total revenues from roaming agreements with Iranian networks were approximately 330 thousand euros (of which 322 thousand euros were recorded by Telecom Italia S.p.A.);

•	its total charges from roaming agreements with Iranian networks were approximately 319 thousand euros (of which 296 thousand euros were recorded by Telecom Italia S.p.A.).

Telecom Argentina informs us that in 2012 the consolidated impact on net profit (loss) arising from Telecom Argentina’s roaming agreements with MCI were as follows:

•	its total revenues received under roaming agreements with MCI were approximately eleven U.S. dollars;

•	its total charges paid under roaming agreements with MCI were approximately three hundred and sixty-nine U.S. dollars.

The purpose of these agreements is to provide coverage in areas where Telecom Italia and Telecom Argentina do not own networks. For that purpose, they intend to continue maintaining these roaming agreements.

International Carrier Agreements

As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through another carrier’s network (the “Host Network”), the Host Network receives a fee from the incoming network.

Telecom Italia informs us that in 2012, the impact on its net profit (loss) arising from the above mentioned International Carrier Agreements is as follows:

•	its total revenues from traffic from networks located in Iran to its networks were approximately 9.3 million euros;

•	its total charges from traffic to networks in Iran from its networks were approximately 0.4 million euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

 Furthermore, in 2012, Telecom Italia’s subsidiary Olivetti I-Jet, in liquidation, recorded 2,500 euros for the sale of a printer together with the related print heads.

All such revenues and charges are de minimis with respect to Telecom Italia’s consolidated revenues and operating expenses, respectively.

Taxes on Telecommunications Goods and Services

The costs of telecommunications goods and services to clients are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, COFINS, PIS, FUST, FUNTTEL, FISTEL, CONDECINE and Corporate Income Tax and Social Contribution on net income, which are described below.

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

•
COFINS.  The Contribuição Social para o Financiamento da Seguridade Social (“COFINS”) is a social contribution levied on gross revenues (financial revenues are levied at the rate of 0% due to Decree n. 5,442/2005 if the company is taxed in the non-cumulative method or if it applies both methods). Since January 1, 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, making this tax noncumulative, raising the rate to 7.6% for certain transactions, except in connection with, among others, telecommunications services, for which the method continues on a cumulative basis at a rate of 3%.

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

On December 15, 2005, Anatel enacted ordinance No. 7/05 requiring that FUST should be paid on revenues arising from interconnection charges since its effectiveness. A notice was issued deciding that we must adjust values on the FUST calculation basis in order to include interconnection revenues received from other telecommunications companies. A writ of mandamus was filed against Anatel to avoid the terms of ordinance No. 7/05. The first level decision was issued in our favor. Such decision was challenged by ANATEL and the Appeal will still be judged by second level.

•
FUNTTEL.  On November 28, 2000, the Brazilian government created the Fundo para Desenvolvimento Tecnológico das Telecomunicações (“FUNTTEL”), a fund that is supported by a social contribution tax applicable to all telecommunications services. FUNTTEL is a fund managed by BNDES and FINEP, government research and development agencies. The purpose of FUNTTEL is to promote the development of telecommunications technology in Brazil and to improve competition in the industry by financing research and development in the area of telecommunications technology.  FUNTTEL Tax is imposed at a rate of 0.5% on gross operating revenues, net of discount, ICMS, PIS and COFINS, and its cost may not be passed on to clients.

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

•
CONDECINE. (Contribuição para o Desenvolvimento da Indústria Nacional) is a social contribution instituted to encourage development of the Brazilian film industry, established by Provisional Executive Order No. 2,228-1/2001, modified by Law No. 12,485/2011. It is levied on telecommunication services that distribute audio-visual contents. CONDECINE is payable by telecommunication companies annually with payment due by March 31 of each year .  The Government justified the creation of CONDECINE tax based on the decrease of the TFF rate of 33%, so the companies will not have a higher tax burden.  Instead, companies will contribute at the same aggregate rate, but to different funds. The calculation base is the same as TFF.

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

Any payment of interest to stockholders is subject to withholding income tax at the rate of 15%, or 25% in the case of a stockholder who is domiciled in a tax haven. These payments may be qualified, at their net value, as part of any mandatory dividend.

Losses carried forward are available for offset during any year up to 30.0% of annual taxable income. No time limit is currently imposed on the application of net operating losses on a given tax year to offset future taxable income within the same tax year, nevertheless there is no monetary restatement.

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

A presidential decree issued on June 30, 2011, established a bidding process for fourth generation radio frequencies, an important landmarks for the telecommunications sector. The notice to bidders is published by means of a public hearing and determined broadband quality goals, resulting in two new regulations to measure mobile and fixed broadband quality standards: the first one to review of PCS quality standards and a new one to introduce SCM measurement.  These standards are currently being implemented by Anatel and a group of interested companies. The full adaptation of these standards will require new investments.

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

In October 2012, we acquired the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states (the 450 MHz band was jointly acquired with Intelig).

The STFC and SCM authorization terms do not have an expiration date.

The following table shows each of TIM Celular’s PCS authorizations in effect on December 31, 2012.

Expiration date
Territory	450 MHz	800 MHz, 900 MHz and 1.800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)
States of Amapá, Roraima, Pará, Amazonas and Maranhão		March, 2016	April, 2023	April, 2023	October, 2027	AM – September, 2014 PA – February, 2024*
States of Rio de Janeiro and Espírito Santo	October, 2027	March, 2016		April, 2023	October, 2027	RJ – February, 2024*
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the city of Pelotas and its surrounding region) and the cities of Londrina and Tamarana in the state of Paraná
	PR - October, 2027	March, 2016		April, 2023	October, 2027	DF – February, 2024*
State of São Paulo		March, 2016		April, 2023	October, 2027	
State of Paraná (except for the cities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*
State of Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	
City of Pelotas and its surrounding region in the State of Rio Grande do Sul		April, 2024*		April, 2023	October, 2027	
State of Pernambuco		May, 2024*		April, 2023	October, 2027	
State of Ceará		November, 2023*		April, 2023	October, 2027	
State of Paraíba		December, 2023*		April, 2023	October, 2027	
State of Rio Grande do Norte		December, 2023*		April, 2023	October, 2027	
State of Alagoas		December, 2023*		April, 2023	October, 2027	
State of Piauí		March, 2024*		April, 2023	October, 2027	
State of Minas Gerais (except for the cities in sector 3 of PGO for radiofrequencies of 3G and excess radiofrequencies)		April, 2013	April, 2023	April, 2023	October, 2027	February, 2015
States of Bahia and Sergipe		August, 2027*		April, 2023	October, 2027	

* Terms already renewed for 15 years and therefore not entitled to another renewal period

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

In August 2009, Anatel gave its approval for the acquisition of the fixed line operator Intelig, which operates as a local, national and international long distance operator in Brazil and provides fixed broadband service in a number of regions in Brazil.  According to the regulations, TIM Brasil and Intelig were obliged to resolve the overlapping of their fixed service authorizations, keeping only one authorization per class of service.  From July 2012, local fixed telephone service will be provided by Intelig and the national and international long distance telephone service will be provided by TIM Celular, under the selection code 41.

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

Following a scheduled review of the program, a price decrease and a 100% coverage requirement for Public Schools are under discussion and will probably be added to the plan over the next few years.

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

This new list of proposals for quality indicators is divided into two major groups: Operational Indicators and Indicators Research for measuring the quality of service perceived by the user.

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

According to rules issued by Anatel, renewal of a concession to provide cellular services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules.  TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel converted their cellular concessions into PCS authorizations in December 2002, and later transferred them to TIM Sul, TIM Nordeste Telecomunicações and TIM Maxitel, which are now TIM Celular subject to obligations under the PCS regulations.  See “—Authorizations and Concessions.”

Anatel has initiated administrative proceedings against TIM Celular for noncompliance with certain quality standards and noncompliance with the rules and the authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the Agency.  As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business, financial condition and results of operations.  In the year ended December 31, 2012, the total amount of these fines was R$181,598,056. However, only R$44,792,205 were classified as “probable loss” by our legal advisors.  We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject.  See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In October 2012, Anatel enacted the Regulation on Universal Obligations related to the fixed line universal service obligations (Plano Geral de Metas de Universalização), or PGMU, regulatory backhauling, public pay phones and telephone services for families with low incomes, among others.  In November 2012, Anatel enacted the Regulation on Competition Plan (Plano Geral de Metas de Competição), to encourage competition through the interconnection obligation and the use of infrastructure already installed by other operators.

Significant Market Power

In September 2011, a new competition framework was published by Anatel, the General Plan for Competition Goals (Plano Geral de Metas de Competição, or the “PGMC”).  New rules pursuant to the PGMC were published by Anatel as Resolution No. 600 on November 12, 2012 and implemented on November 26, 2012.  Also in November 2012, Anatel published certain acts identifying groups with significant market power (SMPs) in the following relevant markets as defined by the PGMC: (i) Copper Pair or Coaxial Cable Data Transmission Access Landline Network Infrastructure Offer at Transmission Rates up to 10 Mbps (Act no. 6.617, of November 8, 2012); (ii) Wholesale Local Transport and Long Distance Inland Network Infrastructure Offer for Data Transmission Rates of 34 Mbps or less (Act no. 6.619, of November 8, 2012); (iii) Passive Infrastructure for transport and access networks (Act no. 6.620, of November 8, 2012); (iv) Mobile Network Inbound Calls (Act no. 6.621, of November 8, 2012); and (v) National Roaming (Act no. 6.622, of November 8, 2012).

The TIM Group, comprised of TIM Celular and Intelig, is presented as an SMP in the following markets: (i) Passive Infrastructure in transport and access networks (provision of towers); (ii) Mobile Network Inbound Calls; and (iii) National Roaming.

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

In October 2011, Anatel established a mechanism for reducing fixed-to-mobile call rates, applying a reduction of 18% in 2012 and 12% in 2013. In November 2012, Anatel decided that the VU-M in 2014 would be 75% of the valid VU-M in 2013, and in 2015 it would be 50% of the valid VU-M in 2013.

Besides the VU-M reduction, Anatel established a Bill & Keep (B&K) between SMP and non-SMP PCSs. From January 2013 until February 2015, the B&K will be 80%/20%. From 2015 until 2016 the B&K will be 60%/40%. After 2016 the VU-M will be charged by the SMP whenever their network is used to originate or to finish a call.

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

The Brazilian Congress is considering bill number 2,126/2011, known as the Legal Framework for the Use of the Internet (Marco Civil da Internet), that would establish warranties, principles, rights and duties related to Internet use and its provision. The project aims to develop regulations related to this service with a general framework. Among key issues addressed in the legislation are: net neutrality, responsibility for damages caused by content generated or published by third parties, content storage and connections.  This law is also intended to develop guidelines for how the government can or should act to provide and monitor Internet service.  The law still needs to be analyzed by the Special Commission and, if approved, will be voted on by Congress.

Anatel has previously expressed itself as competent to regulate network neutrality, as has been observed in their analysis of the request for approval for the acquisition of Brasil Telecom by Oi, in which a neutral treatment of the network was imposed. Furthermore, in the SCM Regulation proposal, submitted to Public Consultation, in 2011, the regulation of network neutrality was inserted, forbidding the blockage and discriminatory treatment of traffic, except for the procedures shown as essential for the safety and stability of the service and its supporting networks. Anatel, however, has not yet published this regulation.

Frequencies and Spectrum Background

We have a license to operate PCS services in the 450 MHz, 800 MHz, 900 MHz, 1.8 GHz and 1.9/2.1 GHz and 2.5 Ghz frequency ranges, which allows us to provide mobile communications services with 2G, 3G and 4G technologies throughout Brazil.

In connection with the PCS authorization auctions in 2001 and 2002, Anatel divided the Brazilian territory into three separate regions, each of which is equal to the regions applicable to the public regime fixed-line telephone service providers.  PCS services could only be provided under Bands C, D and E at that time with initially 1800 MHz band and afterwards also the 900 MHz band. We acquired the D band in regions II and III and the E band in region I, completing our national coverage when considering TIM Sul, TIM Nordeste and Maxitel coverage.

In December 2007, we acquired new authorizations for the 1800 MHz frequency in the São Paulo and Rio de Janeiro in order to improve its radio frequency capacity in these regions.  Within the same auction, Claro and Vivo acquired authorizations to provide PCS services in regions where we historically provide services but where Claro and Vivo previously did not, using 1800 MHz and 1900 MHz bands, which has resulted in increased competition in these regions.  In the same auction, Oi received authorization to provide PCS services in the state of São Paulo using 1800 MHz (band M in the whole state and band E in the state’s countryside).

In December 2010 Anatel auctioned an empty 3G band of radio spectrum consisting of (10+10) MHz in 2.1 GHz in the whole country (the “H Band” Auction), and other left over frequencies in the 900 MHz and 1800 MHz bands that had not been assigned in previous auctions.

•
Of the 12 available lots in the H Band, 10 were awarded to Nextel, a new entrant in the GSM market, which has traditionally offered trunking services in Brazil.  Current operators were prevented from participating due to spectrum caps.  Oi and CTBC managed to win the remaining two lots where they had cap availability.

•	The new entrant will be benefited with spectrum and infrastructure sharing, specifically in locations with less than 30,000 inhabitants, subjected to commercial agreements.

•
TIM won individual block of frequencies in five service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Parana, biding a total of R$81.8 million, which will be paid proportionately to the remaining years in the existing authorization licenses (remaining years/15).

•	VIVO won blocks in 900 MHz and due to available cap, managed to win lots of 1700/1800 MHz in all regions, completing a national coverage of (10+10) MHz in this band.

•	Claro won blocks of spectrum in the 1700/1800 MHz band.

In December 2011, Anatel started auction No. 001/2011-PVCP/SPV, pursuant to which 16 blocks in the 1,800 MHz band were sold to Claro, Oi, CTBC and TIM.  As a result of our participation in the auction, we will expand our 2G coverage and increase our presence in the northern and midwestern regions of Brazil, including the states of Paraná, Espirito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais. The necessary authorizations remain pending due to an appeal challenging the bidding process outcome.

In 2012, Anatel established a bidding process in order to comply with Presidential Decree n°7.512 of June 2011, which set April 2012 as the deadline to auction the 2.5GHz band, in order to introduce 4G technology in Brazil.  Anatel modeled the auction with 2 national blocks of (20+20)MHz (W and Z) and 2 national blocks of (10+10)MHz (V1 and V2). In order to guarantee full rural service by 2018, Anatel linked the 4G blocks to the 450MHz band in specific geographic regions of Brazil.  By April 30, 2013, the Confederations Cup host cities (Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador and Brasília), in preparation for hosting the 2014 World Cup and 2016 Olympics, should be served by 4G.  Following the results of the auction in October 2012, TIM acquired for R$340 million the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states (the 450 MHz band was jointly acquired with Intelig).  Certain 4G coverage commitments will be effective as early as April 2013, which the first coverage commitments for the 450 MHz band are effective by June 2014.  Satisfaction of the these coverage commitments demands heavy capital investments and a commitment to acquire products with national technology.

We participated in the auction as a group bidding in the name of TIM and Intelig.  We did not bid for the W block (Amazonas as a rural area), which we viewed as having a high premium in the X block (67%), whereas we successfully acquired the V1 block, which in our view held the best CAPEX/OPEX profile associated with rural services in its selected regions (RJ, ES, SC and PR).  The joint bid allowed us to take advantage of the flexibility of the auction rules.  These bands brought heavy coverage obligations as its short range characteristics demands large investments.

The year 2013 began with indications from the government and Anatel that they hoped to speed the move to digitalization of TV in Brazil.  The objective is to free a “digital dividend” band, of the 700MHz spectrum, attributed to mobile services and free of TV channels before the end of 2013, allowing the band to be auctioned off in early 2014.  The rules of the Digitalization Plan, the attribution of the band and the auction have not been clarified and we expect that in some cities this schedule will not be met, making it necessary to have specific plans per region.  The 700MHz spectrum with its long range and good penetration characteristics is very important to support rural obligations and city coverage but given its proximity of the 2.5GHz auction and the attendant obligations already in deployment, the 700MHz band loses some of its value in network synergy and infrastructure deployment.

In addition, Anatel is expected to auction bandwidths in the 3.5 GHz and 10.5 GHz (WI-MAX) spectrum to provide broadband wireless and fixed telephony services, though it is uncertain when these auctions will occur, as they have been delayed due to certain issues regarding band attribution and interference issues.  We are still analyzing whether to bid for this bandwidth when and if it becomes available.  Were we to bid, there is no assurance that our bids will be successful.  Purchasers of these bandwidths could potentially offer services that could compete with our services.

VU-M and Wholesale Market

The interconnection of telecommunication operators is mandatory, allowing the users of different services to make calls from one network to another. In the case of PCS, Anatel has established that, whenever its network is used to originate or to receive calls, the operators will receive the Value of Use of PCS Network (VU-M), also known as mobile termination rate, set by free agreement.

Anatel urged us to adopt a single VU-M by region of the PCS License General Plan (Plano Geral de Autorizações), or PGA, which began on November 1, 2010.

In October 2011, Anatel established a mechanism for reducing fixed-to-mobile call rates, applying a reduction of 18% in February 2012, and a forecast reduction of 12% in 2013.  In November 2012, Anatel decided that the VU-M in 2014 would be 75% of the valid VU-M in 2013, and in 2015 it would represent 50% of the valid VU-M in 2013.  We believe the rate reductions put in place by Anatel fail to consider the need to preserve PCS market competition, and have filed an administrative appeal with Anatel, which was denied in December 2012.

In December 2010, Anatel approved a public hearing that considered alterations of the Industrial Exploration of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, which established mechanisms for the operation of transmissions circuits to increase transparency between operators and concessionaires.  In May 2012, Anatel approved the new EILD regulations (Regulação de Exploração Industrial de Linha Dedicada), or REILD, detailing mechanisms to optimize the operating structure for transmission loop contracts in order to increase contract price transparency and affording equal treatment to independent service providers from concessionaire groups. The REILD specifically sets out more effective rules on project definition including Standard EILD or Special EILD, in addition to contract and delivery terms, and specifies EILD delivery dispute resolution procedures.  Concurrently, in May 2012, Anatel approved new EILD reference prices, substantially lower than those previously in place, and a step towards value fixation in disputes between service providers.

According to the new REILD, contracts executed prior to its implementation should be amended within 120 days from publication.  We have started discussions to amend our EILD contracts, though we have found it necessary to ask Anatel’s intervention to solve certain disputes. While the new REILD provides procedures for promptly resolving disputes involving the provision of dedicated lines, Oi has taken legal actions that are delaying the actual amendment of our EILD contracts.

Costs Model

The implementation of a costs model by Anatel has been in development since March 2005, when the Separation and Allocation of Accounts Document (Documento de Separação e Alocação de Contas), or DSAC was approved, for pricing of STFC and PCS interconnection, as well as wholesale market inputs, in particular with regards to dedicated lines (EILD) and unbundling.

In August 2011, a consortium headed by Advisia Consultants was hired to develop the optimized modeling of costs, which will be the basis for all the models the agency will use, in particular when establishing rates and prices of telecommunications services.

The implementation of the costs model was one of the short term goals set by the PGR, with expectation of conclusion in 2013, however, its technical complexity indicates that it will only be effective at the end of 2014.

In December 2012, Anatel held, in Brasilia, the International Seminar on Modeling and costs. The event aimed to provide an overview of the model development costs in the region of the Americas and Brazil. Some meetings have taken since this time to discuss changes in the cost model with national operators.

Migration of the Mobile Networks with Analog Technology

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

The implementation of the RuralCel service was carried out by the companies in the Telebrás system, prior to the privatization process in 1998.  Once the privatization of these companies was completed, SMC operators are required to keep sharing such infrastructure (mobile networks with analog technology) with STFC concessionaires with rural subscribers.  There is a dispute with STFC concessionaires as to the compensation payable for the availability of the RuralCel support network.

Anatel decided to postpone shutting down this service indefinitely and as a result, we continue to interact with the regulating agency to get a definite decision on the shutdown of our analog mobile networks.

Regulation of Quality

In October 2011, Anatel published PCS and SCM quality management regulations to establish quality parameters which will have to be met by the mobile telephone and internet connection operators in up to 12 months.  Most quality parameters established became effective in October and November 2012.

Among such quality parameters, most notable are the ones relating to the quality of the networks, both mobile and fixed, creating obligations of minimum and average speeds in numbers, higher that those currently used by operators, which will require investments so that such obligations can be met.

As a response to the need to better quantify the financial impacts, Grupo Oi has presented cancellation request along with a revision request to Anatel for the presentation of technical surveys of the economic impacts of the new regulations.

The aforementioned request was submitted for a public hearing by Anatel, which resulted in a series of differing opinions regarding quality measures by the different operations that are currently being considered by Anatel.

With regard to STFC, Anatel approved in December 2012 the Quality Management Regulation for STFC service providers, the purpose of which is the creation of a new quality management model available, such as Quality Management Regulation for PCS and SCM.

In February 2013, Anatel published STFC quality management regulations to establish quality parameters which must be met by fixed telephone operators in 120 days.  All parameters established will become effective from June 2013.

Consolidation of TIM and Intelig STFC Licenses

With the merger of Intelig with and into TIM we were required to eliminate the existing overlapping licenses in order to abide by regulations.  We were given 18 months to implement these changes, beginning on the date of closing of the transaction.  This term was later extended for an additional 12 months, expiring on June 30, 2012.

On December 30, 2011 we filed petitions with Anatel to authorize the consolidation of our STFC license terms in the local mode under Intelig and STFC LDN and LDI under TIM.  On June 30, 2012 we returned CSP 23 to Anatel, keeping the operation of STFC LDN and LDI bound to CSP 41 under STFC LDN and STFC LDI of TIM, whereas Intelig keep the STFC local license.

The amendments to the STFC Instrument of Authorization executed between TIM/Intelig and Anatel providing on the foregoing statutes were published on October 26, 2012.

On August 29, 2012, the companies Fiber SP and Fiber RJ formalized before Anatel their waiver of SCM exploration authorizations. Promptly thereafter, both companies were merged into TIM, which is already authorized to provide such services. The SCM authorizations held by Fiber SP and Fiber RJ were terminated by Anatel. Upon absorption of Fiber SP and Fiber RJ, TIM, as successor in interest, became the provider of the services previously provided by these companies.

Inclusion of ninth digit in 011 area code numbers

In December 2010, Anatel published Resolution No. 553/2010, determining the inclusion of one more digit for mobile numbers in the 011 area code region, which includes the city of São Paulo and neighboring cities.  Anatel’s decision to add one more digit to mobile phone numbers in the 011 area code was intended to increase the availability of numbers in the metropolitan area of São Paulo from 37 million to 90 million, as it is expected that availability of mobile numbers would end by 2013 at the current rate of subscription growth.  The ninth digit was successfully implemented on July 29, 2012.  The change requires users to add the digit 9 to the beginning of existing mobile numbers.

This measure requires residents of the 011 area code region to carry out possible adjustments to private equipment and systems such as, for example, PABX equipment and phone lists, in addition to technical adjustments carried out by telecommunication companies.  Technical, Communications and Regulatory work groups have been created by representatives of all PCS and STFC operators, in order to prepare for the implementation of the ninth digit in a synchronized way for all the operators, with standardized communication to avoid adjustment difficulties for users.

After July 29, 2012, calls to mobile numbers using the 8 digits were still completed for a 90-day period, to allow networks and users to adapt.  During these 90 days, operators implemented gradual interceptions and users received messages with guidance on how to dial.  After this transition period, calls to mobile numbers dialed with 8 digits were no longer completed.

Anatel has defined the terms for implementing the ninth digit in PCS in other locations in Brazil, as follows:

Term	State	National Codes
December 31, 2013	São Paulo	12, 13, 14, 15, 16, 17, 18, and 19
January 31, 2014	Espírito Santo and Rio de Janeiro	21, 22, 24, 27, and 28
December 31, 2014	Amapá, Amazonas, Maranhão, Pará, and Roraima	91, 92, 93, 94, 95, 96, 97, 98, and 99
December 31, 2015	Alagoas, Bahia, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, Sergipe	31, 32, 33, 34, 35, 37, 38, 71, 73, 74, 75, 77, 79, 81, 82, 83, 84, 85, 86, 87, 88, and 89
December 31, 2016	Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Paraná, Rio Grande do Sul, Rondônia, Santa Catarina, Tocantins	41, 42, 43, 44, 45, 46, 47, 48, 49, 51, 53, 54, 55, 61, 62, 63, 64, 65, 66, 67, 68, and 69

The ninth digit will be implemented in all the remaining areas of the state of São Paulo on August 25th, 2013, and in the states of Rio de Janeiro and Espirito Santo on October 27th, 2013. The change requires users to add the digit 9 to the beginning of existing mobile numbers.

Anatel Administrative Proceedings

Under the terms of its PCS authorization, TIM Celular implemented mobile personal telecommunications coverage for the assigned area.  Under such term of authorization, TIM Celular is required to operate in accordance with the quality standards established by Anatel.  If it fails to meet the minimum quality standards required, TIM Celular is subject to Obligation Non-Compliance Determination Procedures (“PADO”) and applicable penalties.  Anatel has brought administrative proceedings against the TIM Group for (1) noncompliance with certain quality service indicators (PGMQ); and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations (Resolution nº.477).  In its defense before Anatel, the TIM Group attributed the lack of compliance to items beyond its control and not related to its activities and actions.  We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

C.	Organizational Structure

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries TIM Celular (headquarters located in the State of São Paulo), and Intelig (headquarters located in the State of Rio de Janeiro).

The following chart illustrates our current ownership structure:

D.	Property, Plants and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area.  At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment.  As of December 31, 2012, we had 115 mobile switches, 73 MSC S, 7 GMSC, 35 MSC radio base stations, and approximately 33,400 kilometers in fiber optic cable networks.  We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2012, we owned approximately 202,752 square meters and leased approximately 1,231,486 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 158,777 square meters and owns approximately 70,201 square meters of office space. There are no encumbrances that may affect our utilization of our property or equipment.  For the years 2012 through 2014, we plan to invest up to R$9.5 billion in capital expenditures, according to our strategic plan presented to Anatel in 2012.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

Our first financial statements prepared in accordance with IFRS were those as of and for the year ended December 31, 2010.  These financial statements were filed with the CVM and made publicly available in Brazil.

Our summary financial data prepared in accordance with IFRS is not comparable with our summary financial data prepared in accordance Brazilian GAAP and presented in previous annual reports on Form 20-F.

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2012, 2011 and 2010 included in this annual report that have been prepared in accordance with IFRS, issued by IASB as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

Factors Affecting the Comparability of our Results of Operations

Acquisition of AES Atimus

On July 8, 2011, our wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa S.A. (the AES Group in Brazil) for the purchase of all of AES Elpa S.A.’s equity interests in Eletropaulo Telecomunicações Ltda. and 98.3% of the interest of AES Communications Rio de Janeiro S.A. (the “AES Atimus Acquisition”).  We completed the acquisition on October 31, 2011, after all conditions precedent were satisfied and certain regulatory approvals obtained.  We paid a total of R$1,074,179 thousand and R$447,471 thousand, respectively, for each of Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A.  In connection with the acquisition, Eletropaulo Telecomunicações Ltda. changed its corporate name to TIM Fiber SP Ltda., and AES Communications Rio de Janeiro S.A. changed its corporate name to TIM Fiber RJ S.A., and we call the business, collectively, TIM Fiber.

The AES Atimus Acquisition will allow us to expand our operations in the household broadband and high-speed data communications markets, allowing us to offer new products to our customers, as well as providing a reduction in infrastructure rental costs, while helping us obtain significant synergies related to our existing fiber optic network.

Our financial statements for the year ended December 31, 2011, included net revenues of R$22,594 thousand and a loss of R$19,406 thousand relating to the businesses acquired in the AES Atimus Acquisition for the period from November 1, 2011 to December 31, 2011.

In the year ended December 31, 2011, we incurred R$15 million in costs attributable to the AES Atimus Acquisition, which are recorded under general and administrative expenses.

The table below summarizes the amount paid to acquire control of Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A., as well as the fair value of the non-controlling interest at October 31, 2011, the acquisition date.

	Provisional Amounts
As of October 31, 2011	Eletropaulo Telecomunicações Ltda.	AES Communications Rio de Janeiro S.A.
	(thousands of reais)
Cash and cash equivalents	1,074,179	447,471
Fair value of non-controlling interest acquired		7,938
Total consideration	1,074,179	455,409
Net assets reported by the acquired company	125,281	111,637
Provisional goodwill reported	948,898	343,772
Since this is a complex evaluation, we focused our efforts on identifying the main factors for completing the AES Atimus Acquisition and, as mentioned above, the main factors were the possibility of increasing product offerings in the corporate segment and the launch of residential broadband service, which we believe represents an opportunity for us to obtain a return on assets purchased in excess of the return currently earned by these businesses, and therefore are not allocated to any specific assets and liabilities, being instead recorded as goodwill.  Based on management’s assessment, the value of the purchase price premium is substantially composed of synergies, cost reductions and expected future profitability.

The purchase price allocations (“PPA”) related to the AES Atimus Acquisition were concluded on October 31, 2012, and retroactively recorded in the Company’s financial statements, as required under IFRS.  The following tables summarize the effects recorded in the opening balance sheets of the companies acquired in the AES Atimus Acquisition.

	Eletropaulo Telecomunicações Ltda.
As of October 31, 2011	Provisional Amounts	Adjustments	Definitive Amounts
	(thousands of reais)
Assets
Cash and cash equivalents	15,477		15,477
Financial assets valued at fair value through income	1,622		1,622
Accounts receivable	19,868		19,868
Taxes recoverable	20,916		20,916
Deferred income tax and social contribution	1,148	1,148	2,566
Judicial deposits	49		49
Other assets	374		374
Property, plant and equipment	164,198	54,600	218,798
Intangible assets – client lists		60,600	60,600
Intangible assets – others	9,196	(4,172)	5,024
	232,848	112,446	345,294

Liabilities
Loans and financing	(67,619)		(67,619)
Suppliers	(6,779)		(6,779)
Labor obligations	(5,514)		(5,514)
Tax obligations	(19,937)		(19,937)
Deferred income tax and social contribution	(1,734)	(39,168)	(40,902)
Other liabilities	(5,973)		(5,973)
Provision for contingencies	(11)		(11)
	(107,567)	(39,168)	(146,735)

Identifiable net assets	125,281	73,278	198,559

	Eletropaulo Telecomunicações Ltda.
As of October 31, 2011	Provisional Amounts	Adjustments	Definitive Amounts
	(thousands of reais)

Goodwill1
Goodwill (provisional)	948,898
Allocation of the surplus value of property, plant and equipment	(54,600)
Allocation of value of client list acquired	(60,600)
Write-off of development expenses capitalized	4,172
Effects of deferred taxes on the aforesaid adjustments	37,750
	(73,278)

Goodwill (definitive)	875,620

(1)	Recalculation of goodwill after conclusion of purchase price allocation. See note 46 to our consolidated financial statements for a detailed description of such adjustments.

	AES Communications Rio de Janeiro S.A.
As of October 31, 2011	Provisional Amounts	Adjustments	Definitive Amounts
	(thousands of reais)
Assets
Cash and cash equivalents	3,496		3,496
Accounts receivable	18,156		18,156
Taxes recoverable	17,203		17,203
Deferred income tax and social contribution	1,024	14	1,038
Judicial deposits	63		63
Other assets	334		334
Property, plant and equipment	120,227	55,965	176,192
Intangible assets – client lists		34,600	34,600
Intangible assets – others	2,941	(43)	2,898
	163,444	90,536	253,980

Liabilities
Loans and financing	(22,024)		(22,024)
Suppliers	(6,063)		(6,063)
Labor obligations	(3,391)		(3,391)
Tax obligations	(18,012)		(18,012)
Deferred income tax and social contribution	(324)	(30,792)	(31,116)
Other liabilities	(1,933)		(1,933)
Provision for contingencies	(472)		(472)
	(52,219)	(30,792)	(83,011)

Identifiable net assets	111,225	59,744	170,969

	AES Communications Rio de Janeiro S.A.
As of October 31, 2011	Provisional Amounts	Adjustments	Definitive Amounts
	(thousands of reais)
Goodwill1
Goodwill (provisional)	343,772
Allocation of the surplus value of property, plant and equipment	(55,965)
Allocation of value of client list acquired	(34,600)
Write-off of development expenses capitalized	43
Effects of deferred taxes on the aforesaid adjustments	30,778
	(59,744)

Goodwill (definitive)	284,028

(1)	Recalculation of goodwill after conclusion of purchase price allocation. See Note 46 to our consolidated financial statements for a detailed description of such adjustments.

Goodwill amounts attributable to both Eletropaulo Telecomunicações Ltda. and AES Communications Rio de Janeiro S.A. are supported by the future profitability of these businesses, particularly the broadband businesses.  As required for all goodwill, recoverability is tested annually through an impairment test.

In 2012, the impairment test utilized the “value in use” methodology, as further illustrated in Note 17 to our consolidated financial statements.  Though the network synergies related to the AES Atimus Acquisition exist and may be used in the calculation of “value in use,” these amounts were not considered in the impairment tests, the results of which did not indicate the need the record an impairment provision.  Furthermore, no reasonable change in assumptions would trigger an impairment.

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

We review our long-lived assets, such as goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. At least annually, the Company applies the recoverability test on the recorded goodwill.  The calculations were performed based on the discounted cash flow using as parameters the assumptions included in the Company’s three year industrial plan, growth rate compatible with our market conditions and a discount rate of 10% per year.  The results of such tests indicated no need for an accounting provision.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments.  We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due).  The provision for doubtful accounts for 2012 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible.  These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectability of accounts.  The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

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

The taxable income projections used in determining the recoverability of our deferred tax assets as of December 31, 2009 were derived from our 2010-2012 Industrial Plan. At that time, our Industrial Plan forecasted our income for the following three fiscal years, with assumptions reflecting conditions we expected to exist and the course of actions we expect to take.  Based on the three-year projections included in our Industrial Plan, we projected income out for a further seven years (to 2019). However, we did not extend our Industrial Plan projections beyond the basic three years for the valuation allowance of our deferred tax assets because we believe that the uncertainties described below made any extension of our projections difficult to support at the more likely-than-not level, required for projections in this context.  We limited our projections to three years in determining the amount of the valuation allowance for deferred tax assets at December 31, 2009.

The principal uncertainties underlying our decision to limit the projections to three years at December 31, 2009 were:

•	TIM Celular had a history of losses;

•	at the end of 2009, Brazil was expecting a presidential election in 2010, generating uncertainties in relation to longer future projections and taxation;

•
at the end of 2009, the economy was still recovering from the worldwide financial crises, generating a strong level of uncertainties in longer term future projections.  In addition, we believed there was significant uncertainty regarding the Brazilian economy, including with respect to domestic inflation and commodities prices; and

•
in 2009, compared to 2008, the subsidiary TIM Celular did not experience growth in revenues and had a modest growth in profitability.  Further, as described before in this Form, the Company lost approximately five hundred thousand clients from its average postpaid customer during 2009 when compared to 2008, and had a deterioration in its brand awareness and customers satisfaction. As a result, substantial efforts were made to turn around the Company (including the subsidiary TIM Celular) starting in the second half of 2009, including: (1) a substantial change in management (e.g. CEO, COO, CTO); (2) re-launching of the strategy and positioning of TIM in the market; (3) new and innovative services and products (“Infinity” and “Liberty”).

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

•
significant reduction of handsets classified as property, plant and equipment (handsets owned by the Company and provided free of charge to corporate customers) with consequent reduction in depreciation (actual depreciation amount in 2010 was lower by R$300 million in relation to projected depreciation); and

•	increase in cash generation, resulting in reduced indebtedness and lower net financial expenses (financial expenses were approximately R$100 million lower than the expected in the projections).

Considering the reduction in the uncertainties we had at the end of 2009, as of December 31, 2010 we updated our business plan for the years 2011-2013 and subsequent projections based on our belief that future income generation would be higher than expected at the end of 2009.  Based on the expected taxable income to be generated in future years and the growing stability of the economy after the uncertainty in 2009, at the end of 2010 we released in its entirety the valuation allowance for tax loss carryforwards related to our subsidiary TIM Celular that was recorded at December 31, 2009.

During the years ended December 31, 2011 and 2012, the Company continued to generate taxable income in line with projections approved in the 2010 business plan.

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

Revenue Recognition

Revenues are recorded when services are rendered. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed.  These estimates, which are based primarily upon unbilled minutes of use, could differ from our actual calculation.  See Note 4(t) to our consolidated financial statements.

Political, Economic, Regulatory and Competitive Factors

The following discussion should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates.  See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Rate Regulation.” Our financial condition and results of operations have also been, and are expected to continue to be, affected by the political and economic environment in Brazil.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

•	government policy and changes in the regulatory environment in Brazil;

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	measures adopted by Anatel aiming to ensure service quality could have an adverse effect on our results;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	the introduction of transformative technologies that could cause a significant decrease in revenues for all mobile telephone carriers;

•	our ability to integrate acquired businesses and implement operational efficiency;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	our ability to integrate companies and assets that we acquire; and

•	the effect of exchange rate fluctuations.

Overview

During 2012, the continued uncertainty in Europe, particularly in Greece, Spain, Italy and Portugal, intensified concerns regarding the fiscal sustainability and risk of sovereign default of those countries, reducing the confidence of international investors and bringing volatility to the markets. Further, although the U.S. showed better financial conditions and stronger job market indicators in early 2012, its growth for the remainder of 2012 remained low given higher savings requirements, tighter fiscal policy and low global growth rates. The continued financial deterioration of these countries appears to have impaired the global economy and, in consequence, economic growth in Brazil decelerated in 2012, with GDP growing just 0.9% annually.  Nevertheless, domestic demand remains strong and consumption is on pace with recent growth, which is also affecting inflation.

The official inflation rate was 5.8% in 2012, below the 6.4% recorded in 2011 but well above the 4.5% rate targeted by the Central Bank, though falling within the “oscillating” band of plus or minus two percentage points considered acceptable by the Central Bank. Inflation was negatively impacted by food and housing prices, which increased 9.86% and 6.79%, respectively.

Despite inflationary pressure, in 2012 the Central Bank continued easing its monetary policy in order to promote economic growth.  The SELIC rate was cut to 10.50% on January 18, 2012, to 9.75% on March 7, 2012, to 9.00% on April 18, 2012, to 8.50% on May 30, 2012, to 7.5% on August 29, 2012, and to 7.25% on October 10, 2012, where it remained as of December 31, 2012. The trend of a depreciating real reversed in the first quarter of 2012, with the real reaching R$1.71 per U.S.$1.00 in late February 2012, only to continue its depreciation throughout much of the rest of the year, ending the year at R$2.04 per U.S. $1.00.

Insofar as domestic demand is concerned, economists expect that consumption will continue to expand due to a record-low unemployment rate, wage increases, availability of consumer credit and the ongoing economic recovery.  The balance of fixed assets is also expected to grow based on the growth in industrial output.

The Brazilian current account closed the year with a deficit of U.S.$54.2 billion or 1.23% of GDP, an increase in the deficit from 2011 when the deficit reached U.S.$52.6 billion.  The 2012 deficit was the highest recorded since the Central Bank began recording this metric in 1947.  The primary cause for this result was the decrease of 34.8% in the trade balance surplus.  Direct external investments totaled U.S.$65.3 billion, a decrease of 2.1% compared to 2011.

By December 31, 2012, the U.S. dollar had appreciated 8.5% versus the real, reaching an exchange rate of R$2.04 per U.S. dollar. Economic instability in Europe and the U.S. contributed to currency fluctuations during 2012, due to the repatriation of currency invested and held abroad.

Driven by an increase of 174.2% in direct internal investment, the 2012 balance of payments registered a surplus of U.S.$18.9 billion, representing a 67.7% decrease when compared to the surplus of U.S.$58.6 billion registered in 2011.

After the expansion of government expenditures and decrease in government surplus in 2010, which was influenced by the electoral year, the government surplus increased.  In 2011, the accumulated surplus reached R$93.5 billion, as compared to R$78.8 billion accumulated in 2010, an increase of 18.7%. As a share of GDP, government expenditures decreased from 21.1% in 2010 to 20.7% in 2011. In 2012, the accumulated surplus reached R$88.5 billion, as compared to R$93.5 billion accumulated in 2011, a decrease of 5.3%. As a share of GDP, government expenditures rose from 20.7% in 2011 to 21.5% in 2012.

The Brazilian mobile market reached 261.8 million lines nationwide at the end of December 2012, corresponding to a penetration ratio of 132.8% (compared to 123.9% in 2011) and an annual growth rate of 8.1% (compared to 19.4% in 2011).  Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. According to Anatel, mobile market net adds reached 19.5 million in 2012 which represents a 50.3% downturn from 2011’s all-time high of 39.2 million net adds.  Prepaid subscribers continue to represent the greatest part of total subscriber base, reaching 80.5% by the end of 2012.

Our subscriber base ended 2012 with 70.3 million clients, a 9.8% increase from 2011, corresponding to a market share of 26.9%, making us the second largest mobile operator in the market.  Our prepaid segment reached 59.6 million clients (an 8.8% increase from 2011), and with these gains we are now the market leader in this important segment. Our postpaid segment stood at 10.7 million users at year end, a 15.5% increase from 2011. With regard to our client mix, postpaid clients accounted for 15.2% of our total subscriber base, compared to 14.5% in 2011.  In 2012, we added 6.3 million customers, down from 13.1 million in 2011.  This increase reflects our success with the “Infinity” and “Liberty” plans.  Our ARPU (average revenue per user) was R$20.0 in 2012.  On a yearly basis, ARPU saw a decline of 11.0%, partially attributed to the VU-M cut and long distance calls commoditization.

ARPU is a key performance indicator which is calculated for any period as total net service revenue divided by average customer base.  In 2012, our average customer base, calculated as the simple mean of monthly averages, increased 20.8% to 68.0 million, compared to 56.3 million customers in 2011.

The following table shows the total average number of customers during 2012, 2011 and 2010.

	Year ended December 31,
	2012	2011	2010
	(in thousands of users)
Average number of customers using postpaid plans(1)	10,004	8,263	6,918
Average number of customers using prepaid plans(1)	58,042	48,457	38,265
Total number of customers(1)	68,046	56,720	45,237

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year, including December of the previous year.

A.	Operating Results

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2012, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2012	2011	2010	2012 – 2011	2011 - 2010
Net Operating Revenues	18,763,947	17,085,977	14,457,450	9.8%	18.2%
Cost of services and goods	(9,880,984)	(8,542,639)	(7,286,311)	15.7%	17.2%
Gross profit	8,882,963	8,543,338	7,171,139	4.0%	19.2%
Operating expenses:
Selling expenses	(4,774,161)	(4,848,512)	(4,494,608)	(1.5)%	7.8%
General and administrative expenses	(1,029,943)	(963,394)	(1,008,694)	6.9%	(4.5)%
Other operating expenses	(757,414)	(669,093)	(467,703)	13.2%	43.1%
Total operating expenses	(6,561,518)	(6,480,999)	(5,971,005)	1.2%	8.5%
Operating income before financial results	2,321,445	2,062,339	1,200,134	12.6%	71.8%
Net financial income	(167,965)	(238,858)	(245,457)	(29.7)%	(2.7)%
Operating income before taxes	2,153,480	1,823,481	954,677	18.1%	91.0%
Income and social contribution tax benefit	(704,592)	(545,636)	1,257,038	29.1%	(143.4)%
Net income	1,448,888	1,277,845	2,211,715	13.4%	(42.2)%

Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Operating revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in note 26 to our consolidated financial statements and discussed below.  We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2012 and 2011:

Statement of Operations Data: Operating Revenues	Year ended December 31,		Percentage change
	2012	2011	2012 - 2011
	(in millions of reais)
Monthly subscription charges and usage charges	11,086.7	10,264.7	8.0%
Fixed services	1,470.3	1,525.4	(3.6%)
Interconnection charges	3,969.1	3,849.4	3.1%
Long distance charges	3,217.9	3,181.2	1.2%

Statement of Operations Data: Operating Revenues	Year ended December 31,		Percentage change
	2012	2011	2012 - 2011
	(in millions of reais)
Value added services	4,404.8	3,166.4	39.1%
Other service revenues	201.3	229.8	(12.4)%
Gross operating revenues from services	24,350.1	22,217.1	9.6%
Value added and other taxes relating to services	(5,277.8)	(4,861.3)	8.6%
Discounts and returns on services	(2,652.3)	(2,002.5)	32.4%
Net operating revenues from services	16,420.0	15,353.2	6.9%
Sales of cellular handsets and accessories	3,405.7	2,540.5	34.1%
Value added and other taxes on handset sales	(677.0)	(524.0)	29.2%
Discounts and returns on handset sales	(384.7)	(283.7)	35.6%
Net operating revenues from handset and accessory sales	2,344.0	1,732.8	35.3%
Net operating revenues	18,764	17,086	9.8%

Our gross service revenue for the year ended December 31, 2012 was R$24,350 million, representing a 9.6% increase from R$22,217 million in the year ended December 31, 2011, mainly due to the growth in our customer base and consistently solid revenues from value added services.  The gross handset revenue for the year ended December 31, 2012 was R$3,405 million, a 34.1% growth over R$2,541 million for the year ended December 31, 2011, resulting from increased smartphone penetration.  Gross revenues for the year ended December 31, 2012 totaled R$27,756 million, a 12.1% increase from the year ended December 31, 2011.

Net operating revenues increased 9.8% to R$18,764 million in the year ended December 31, 2012 from R$17,086 million in the year ended December 31, 2011.

Monthly subscription charges and usage charges

Revenue from monthly subscription charges and usage charges was R$11,087 million in the year ended December 31, 2012, a 8.0% increase from R$10,265 million in the year ended December 31, 2011, due primarily to subscriber growth of 9.7%, which resulted in significantly higher outgoing voice traffic.

The total average monthly MOU for 2012 and 2011 were as follows:

	Year ended December 31,
	2012	2011
Average incoming MOU	11	13
Average outgoing MOU	125	115
Average total MOU	136	129

Fixed Services

Revenue from fixed services was R$1,470 million in the year ended December 31, 2012, a 3.6% decrease from R$1,525.4 million in December 31, 2011, mainly due to the restructuring of Intelig and the migration of long distance revenues from Intelig to TIM Celular.

Interconnection charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks.  Our interconnection revenues were R$3,969 million in the year ended December 31, 2012, a 3.1% increase from R$3,849 million in 2011, principally due to the popularity of our Infinity Torpedo SMS offer, partially offset by the fixed-to-mobile rate reductions imposed by Anatel in 2012. Interconnection as a percentage of total gross services revenues decreased 1.0% in the year ended December, 2012.

Long distance charges

Revenues from long distance charges increased 1.2% to R$3,217.9 million in the year ended December 31, 2012 from R$3,181.2 million in the year ended December 31, 2011, reflecting growth in our subscriber base, partly offset by decreased rates due to the continued commoditization of long distance service, especially for prepaid services.

Value-added services

Value-added service revenues increased 39.1% to R$4,404.8 thousand in the year ended December 31, 2012 from R$3,166.4 thousand the year ended December 31, 2011, principally due to growth in the Infinity and Liberty Web data plans, as well as the positive contribution of Infinity Torpedo.

Value-added services include short messaging services (SMS), multimedia message services (MMS), data transmission, downloads (wallpaper and ringtones), television access, voicemail, chat and others.  SMS revenues represent a significant portion of our total value-added service revenues.  Data transmission, supported by our 3G network, is also a key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, enhancing our smartphone portfolio, including through the addition of the iPhone 3GS, iPhone 4 and iPhone 5, and promoting our mobile broadband service through TIM web broadband.

Other service revenues

Revenues from other services decreased 12.4% to R$201.3 million in the year ended December 31, 2012 from R$229.8 million in the year ended December 31, 2011.  This was mainly due to lower gross additions, followed by a decrease on SIM card sales.

Sales of mobile handsets

Sales of mobile handsets increased 34.1% to R$3,405.7 million in the year ended December 31, 2012 from R$2,540.5 million registered in the year ended December 31, 2011. This change was driven primarily by the enhancement of our handset mix with a focus on sales of internet enabled phones (smartphones and webphones), increasing the average price of handsets sold, offsetting a decrease in volume of 13.2% in handset sales in 2012 when compared to 2011.

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

Our value-added and other taxes relating to services and handset sales was R$5,954.8 million in the year ended December 31, 2012 compared to R$5,385.3 million in the year ended December 31, 2011, an increase of 10.6%.

Discounts on services and handset sales increased 32.8% to R$3,037.0 million in the year ended December 31, 2012 compared to R$2,286.2 million in the year ended December 31, 2011.  This was mainly related to our offering on voice plans.

Costs of services and goods

Costs of services and goods increased by 15.7% to R$9,881.0 million in the year ended December 31, 2012 from R$8,542.6 in the year ended December 31, 2011, mainly due to the enhancement of our handset mix, with smartphone sales reaching 72.6% of total sales in 2012 compared to 61.4% in 2011, offsetting a 13.2% reduction in volume of handsets sold, as well as strong growth in total traffic, which drove the costs of services increase.  The following table shows the components of costs of services and goods for each of the periods indicated.

Statement of Operations Data: Costs of services and goods	Year ended December 31,		Percentage change
	2012	2011	2012 - 2011
	(in millions of reais)
Depreciation and amortization	(1,862.0)	(1,717.5)	8.4%
Interconnection, circuit leasing and related expenses	(4,659.1)	(4,133.0)	12.7%
Third party services	(385.4)	(324.1)	18.9%
Personnel	(61.6)	(40.3)	52.9%
Rental and insurance	(277.5)	(232.6)	19.3%
FISTEL tax and other	(30.5)	(32.5)	(6.2)%
Total cost of services	(7,276.0)	(6,480.0)	12.3%
Cost of handsets and accessories sold	(2,605.0)	(2,062.6)	26.3%
Total cost of services and goods	(9,881.0)	(8,542.6)	15.7%

Depreciation and amortization

Depreciation and amortization expenses grew 8.4% to R$1,862.0 million in the year ended December 31, 2012 from R$1,717.5 million in the year ended December 31, 2011, mainly due to a 12% increase in capital expenditures, of which 92% were related to organic outgrowth of infrastructure.

Interconnection, circuit leasing and related expenses

Interconnection, circuit leasing and related expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks as well as lease payments to fixed carriers for the use of their network. Interconnection, circuit leasing and related expenses costs increased 12.7% to R$4,659.1 million in the year ended December 31, 2012 from R$4,133.0 million in the year ended December 31, 2011, mainly due to the 28.0% increase of total traffic.

Third party services

Third party services costs were R$385.4 million in the year ended December 31, 2012, increasing 18.9% from R$324.1 million incurred in the year ended December 31, 2011, mainly due to the expansion of our own network through the FTTS (fiber-to-the-site) project, in addition to our acquisition of AES Atimus network, which required an increase in maintenance costs.

Personnel

Personnel costs increased 52.8% to R$61.6 million in the year ended December 31, 2012 from R$40.3 million in the year ended December 31, 2011.  The increase was due principally to our network expansion, requiring more staff.

Rental and insurance

Rental and insurance costs increased 19.3% to R$277.5 million in the year ended December 31, 2012 from R$232.6 million in the year ended December 31, 2011.  This increase is due primarily to an increased number of leased sites.

FISTEL tax and other

FISTEL tax and other costs decreased 6.2% to R$30.5 million in the year ended December 31, 2012 from R$32.5 million in the year ended December 31, 2011, due primarily to savings related to materials.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2012 was R$2,605.0 million, representing a 26.3% increase from R$2,062.6 million in the year ended December 31, 2011.  This growth is attributable to an increase in smartphone sales in our handset mix, reaching 72.6% of total sales in 2012 compared to 61.4% in 2011, offsetting a 13.2% reduction in volume of handsets sold.

Gross profit margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross profit	Year ended December 31,		Percentage change
	2012	2011	2012 - 2011
	(in millions of reais)
Net operating revenues from services	16,420.0	15,353.2	6.9%
Cost of services	(7,276.0)	(6,480.0)	12.3%
Gross profit from services	9,143.9	8,873.2	3.1%
Net operating revenues from sales of cellular handsets and accessories	2,344.0	1,732.7	35.3%
Cost of goods	(2,604.9)	(2,062.6)	26.3%
Gross loss from sales of cellular handsets and accessories	(260.9)	(329.8)	(20.9)%
Gross profit	8,883.0	8,543.4	4.0%

Our gross profit margin from services (gross profit as a percentage of net service revenues) decreased from 57.8% in the year ended December 31, 2011 to 55.7% in the year ended December 31, 2012.  This performance is mainly explained by the VU-M reduction of roughly 13.6% since the end of February 2012, which had a negative impact on gross profit margin from services throughout the year.

Our negative gross margin for sales of mobile handsets and accessories decreased from negative 19.0% in the year ended December 31, 2011 to negative 11.1% in the year ended December 31, 2012.  This decrease is mainly attributable to a better negotiation approach with suppliers, which was possible after focusing on a smaller but more attractive handset mix.

Our overall gross profit margin decreased, from 50.0% in the year ended December 31, 2011 to 47.3% in December 31, 2012.  This resulted primarily from a lower gross profit margin from services.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2012 and 2011:

Statement of Operations Data: Operating expenses	Year ended December 31,		Percentage change
	2012	2011	2012 - 2011
	(in millions of reais)
Selling expenses	(4,774.1)	(4,848.5)	(1.5)%
General and administrative expenses	(1,029.9)	(963.4)	6.9%
Other operating expenses, net	(757.4)	(669.0)	13.2%
Total operating expenses	(6,561.4)	(6,480.9)	1.2%

Our total operating expenses increased slightly by 1.24% to R$6,561.5 million in the year ended December 31, 2012 from R$6,457.1 million in December 31, 2011, mainly due to the factors described below.

Selling expenses

Selling expenses decreased 1.5%, to R$4,774.1 million in the year ended December 31, 2012 from R$4,848.5 million in the year ended December 31, 2011, mainly due to fewer gross additions during 2012 (3.4% fewer when compared to 2011) and an efficient “go to market” approach which contributed to a reduction in our subscriber acquisition cost (commissioning, advertisement and subsidy) of 12.25% in 2012, to R$29.42 per gross addition.

General and administrative expenses

General and administrative expenses increased 6.9% to R$1,029.9 million in the year ended December 31, 2012 from R$963.4 million in the year ended December 31, 2011, as a result of increased rental and personnel expenses due to an increased headcount in 2012.

Other operating expenses, net

Other net operating expenses increased 13.2% to R$757.4 million in the year ended December 31, 2012 from R$648.0 million in the year ended December 31, 2011.  This increase was mainly due to non-recurring expenses for contingencies in the third quarter of 2012. These expenses totaled R$42.1 million, of which R$16.1 million relate to provisions for advertising credits and R$26.0 million relate to the provision for Anatel’s 2007-2009 administrative procedures.

Net financial expense

We had net financial expense of R$168.0 million in the year ended December 31, 2012, from a net financial expense of R$238.9 million in the year ended December 31, 2011.  The variation was due principally to a reduction in the SELIC interest rate and lower volatility of the real in relation to foreign currencies.

Income and social contribution taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2012 under tax law.  We recorded income and social contribution tax of R$704.6 million in the year ended December 31, 2012, 29.13% higher when compared to R$545.6 million recorded for the year ended December 31, 2011.  The increase in income and social contribution tax is largely due to (1) an increase in operational income before taxes of 18.1% compared to 2011, (2) a tax benefit of R$67,977 thousand relating to the reduction of a deferred tax liability following the combination of Tim Fiber SP and Tim Fiber RJ into Tim Celular, and (3) recognition of a R$34,000 thousand increase in tax provisions relating to differences attributable to depreciation at Intelig.  The increase mentioned in (3) should have been recorded in 2011, however the amount is immaterial to the financial statements in both 2012 and 2011.

Net income

Our net income in the year ended December 31, 2012 was R$1,448.9 million, representing an increase of R$171.0 million or 13.4% from a net income of R$1,277.8 million in the year ended December 31, 2011.

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

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2011 and 2010:

Statement of Operations Data: Operating Revenues	Year ended December 31,		Percentage change
	2011	2010	2011 - 2010
	(in millions of reais)
Monthly subscription charges and usage charges	10,264.7	8,912.0	15.2%
Fixed services	1,525.4	1,281.2	19.1%
Interconnection charges	3,849.4	3,679.4	4.6%
Long distance charges	3,181.2	2,374.3	34.0%
Value added services	3,166.4	2,241.5	41.3%
Other service revenues	229.8	272.9	(15.8)%
Gross operating revenues from services	22,217.1	18,761.4	18.4%
Value added and other taxes relating to services	(4,861.3)	(4,143.6)	17.3%
Discounts on services	(2,002.5)	(1,046.2)	91.4%
Net operating revenues from services	15,353.2	13,571.6	13.1%
Sales of cellular handsets and accessories	2,540.5	1,557.9	63.1%
Value added and other taxes on handset sales	(524.0)	(332.2)	57.7%
Discounts on handset sales	(283.7)	(339.8)	(16.5)%
Net operating revenues from handset and accessory sales	1732.8	885.9	95.6%

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

Long distance charges

Revenues from long distance charges increased 34.0% to R$3,181.2 million in the year ended December 31, 2011 from R$2,374.3 million in the year ended December 31, 2010 reflecting postpaid traffic following postpaid growth in the customer base.  In addition, long distance revenues were positively impacted by traffic migration from Intelig’s CSP 23 to TIM’s CSP 41.

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

Other service revenues

Revenues from other services decreased 15.8% to R$229.8 million in the year ended December 31, 2011 from R$272.9 million in the year ended December 31, 2010.  This was mainly due to the decrease in the contract cancellation fees as fewer customers are cancelling the service.

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

Statement of Operations Data: Costs of services and goods	Year ended December 31,		Percentage change
	2011	2010	2011 - 2010
	(in millions of reais)
Depreciation and amortization	(1,717.2)	(1,994.2)	(13.9)%
Interconnection, circuit leasing and related expenses	(4,133.0)	(3,603.0)	14.7%
Third party services	(324.1)	(337.0)	(3.8)%
Personnel	(40.3)	(58.4)	(31.0)%
Rental and insurance	(232.6)	(241.8)	(3.8)%
FISTEL tax and other	(32.5)	(25.8)	26.0%
Total cost of services	(6,480.0)	(6,260.2)	3.5%
Cost of handsets and accessories sold	(2,062.6)	(1,026.1)	101.0%
Total cost of services and goods	(8,542.6)	(7,286.3)	17.2%

Depreciation and amortization

Depreciation and amortization expenses decreased 13.9% to R$1,717.5 million in the year ended December 31, 2011 from R$1,994.1 million in the year ended December 31, 2010, mainly due to the decrease in capitalization of handsets as a result of our policy to no longer subsidize handset sales.

Interconnection, circuit leasing and related expenses

Interconnection, circuit leasing and related expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks as well as lease payments to fixed carriers for the use of their network. Interconnection, circuit leasing and related expenses costs increased 14.7% to R$4,133.0 million in the year ended December 31, 2011 from R$3,603.0 million in the year ended December 31, 2010, mainly due to the increase in outgoing minutes as our subscriber base increased significantly.

Third party services

Third party services costs were R$324.1 million in the year ended December 31, 2011, a decrease of 3.8% from the R$337.0 million incurred in the year ended December 31, 2010, mainly due to a decrease in maintenance costs as a result of cost control measures implemented during the period.

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

FISTEL tax and other

FISTEL tax and other costs increased 26% to R$32.5 million in the year ended December 31, 2011 from R$25.8 million in the year ended December 31, 2010, due to the 25.6% increase in our customer base.

Costs of handsets and accessories sold

The cost of handsets and accessories sold in 2011 was $2,062.6 million, representing a 101.0% increase from R$1,026.1 million in the year ended December 31, 2010.  This growth is attributable to a 147.0% increase in the number of handsets sold in 2011 as compared to 2010.

Gross profit margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross profit	Year ended December 31,		Percentage change
	2011	2010	2011 - 2010
	(in millions of reais)
Net operating revenues from services	15,353.2	13,571.6	13.1%
Cost of services	(6,480.0)	(6,260.2)	3.5%
Gross profit from services	8,873.2	7,331.4	21.4%
Net operating revenues from sales of cellular handsets and accessories	1,732.7	885.8	95.6%
Cost of goods	(2,062.6)	(1,026.1)	101.0%
Gross loss from sales of cellular handsets and accessories	(329.8)	(140.3)	135.1%
Gross profit	8,543.4	7,171.1	19.1%

Our gross profit margin from services (gross profit as a percentage of net service revenues) increased from 54.0% in the year ended December 31, 2010 to 57.8% in the year ended December 31, 2011.

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

Our overall gross profit margin increased slightly, from 49.5% in the year ended December 31, 2010 to 49.3% in December 31, 2011.  This resulted primarily from decreased amortization costs as a result of our policy not to subsidize handset sales which decreased the depreciation of capitalized handsets.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2011 and 2010:

Statement of Operations Data: Operating expenses	Year ended December 31,		Percentage change
	2011	2010	2011 - 2010
	(in millions of reais)
Selling expenses	(4,848.5)	(4,494.6)	7.9%
General and administrative expenses	(963.4)	(1,008.7)	(4.5)%
Other operating expenses, net	(669)	(467.7)	43.0%
Total operating expenses	(6,480.9)	(5,971.0)	8.5%

Our total operating expenses increased 8.5% to R$6,480.9 million in the year ended December 31, 2011 from R$5,971.0 million in December 31, 2010, mainly due to the factors described below.

Selling expenses

Selling expenses increased 7.8%, to R$4,848.5 million in the year ended December 31, 2011 from R$4,494.6 million in the year ended December 31, 2010, mainly due to a significant increase in handset sales offset in part by a decrease in the allowance for doubtful accounts from R$310.5 million in the year ended December 31, 2010 to R$231.5 million in the year ended December 31, 2011, as a result of our “go-to-market” approach based on a zero subsidy policy for handset sales and better customer credit scoring.

General and administrative expenses

General and administrative expenses decreased 4.5% to R$963.4 million in the year ended December 31, 2011 from R$1,008.7 million in the year ended December 31, 2010.  As a result of the decrease in depreciation and amortization along the period amid the end of the subsidy policy on handsets.

Other operating expenses, net

Other net operating expenses increased 43% to R$669 million in the year ended December 31, 2011 from R$467.7 million in the year ended December 31, 2010.  This decrease was mainly due to a reassessment in certain tax positions adopted by the Company in relation to FUST and FUNTTEL. The effect of this reassessment amounted to approximately R$70 million.

Net financial expense

We had net financial expense of R$238.9 million in the year ended December 31, 2011, from a net financial expense of R$245.5 million in the year ended December 31, 2010.  The variation is due to an increase in interest on cash and equivalents and a decrease in the cost of debt.

Income and social contribution taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2011 under tax law.  We recorded income and social contribution tax of R$$545.6 million in the year ended December 31, 2011, compared to a positive R$1,257.0 million in the year ended December 31, 2010.  The increase of income and social contribution tax is largely due to a tax credit from a loss carry forward realized in the year ended December 31, 2010 that was not repeated in 2011.

Net income

Our net income in the year ended December 31, 2011 was R$1,277.8 million, representing an decrease of R$933.9 million or 42.2% from a net income of R$2,211.7 million in the year ended December 31, 2010.

B.	Liquidity and Capital Resources

We expect to finance our capital expenditures and other liquidity requirements for 2013 and 2014 with our cash, operating revenue, renewals of maturing indebtedness and new financing to be obtained from financial institutions.

In 2012, TIM Celular received disbursements related to new loans totaling R$1,720.8 million from (1) European Investment Bank for an amount of R$247.8 million, (2) BNDES, for an amount of R$1,123 million, and (3) Banco do Brasil, for an amount of R$350 million.

The terms of our long term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt.  We are currently not, and do not expect to be, in breach of any material covenant of our debt instruments, which breach would be construed an event of default under their terms.

In 2013, we plan to meet our financing needs through our current long-term facilities available with European Investment Bank and BNDES and renewal of short-term debt.

Sources of Funds

Cash from operations

Our cash flows from operating activities was R$4,965 thousand in the year ended December 31, 2012 compared to R$4,154 thousand in the year ended December 31, 2011. In the year 2012, the Infinity and Liberty Plans consolidated their position as market leaders within plans using the unlimited calls concept.

We had other variations in our operational assets and liabilities which increased our cash from operations. The main variations of assets and liabilities were:

•	Increase of accounts receivable in the amount of R$541 million.

•	Decrease in recoverable taxes in the amount of R$198 million.

•	Increase in accounts payable to suppliers in the amount of R$551 million.

•	Decrease in taxes payable in the amount of R$626 million.

•	Increase in authorizations payable in the amount of R$327 million.

Liabilities also impacted our cash flow from operations. In 2012, we paid R$181 million in judicial deposits and R$182 million to settle claims.

Financial Contracts

We and our subsidiaries are parties to the financial contracts described below.  With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations.

•
Credit Agreement, dated as of April 29, 2005, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of approximately R$85.3 million.  The amount outstanding as of December 31, 2012, including accrued interest, was R$4.7 million.  The agreement, which matures on April 29, 2013, and bears interest at a rate of 10.0% per annum.  In connection with this agreement, Banco Bradesco S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 1% per annum of the principal amount.  The guarantee agreement executed by TIM Celular and Banco Bradesco S.A. provides for the issuance of a R$128.0 million promissory note by TIM Celular with TIM Participações as the guarantor of such promissory note.

•
Credit Agreement, dated as of January 28, 2008, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67.0 million.  The amount outstanding as of December 31, 2012, including accrued interest, was R$34.1  million.  The agreement, which matures on January 31, 2016, bears interest in the rate of 10.0% per annum.  In connection with this agreement, Banco Votorantim S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 0.575% per annum of the integral principal amount offered in the Credit Agreement.  The guarantee agreement executed by TIM Celular and Banco Votorantim S.A. provides for the issuance of a R$87.1 million promissory note by TIM Celular.  TIM Participações is not the guarantor in this promissory note.

•
Credit Agreement, dated as of August 10, 2005, among BNDES, as lender, TIM Celular, as borrower, and TIM Brasil as guarantor, in the principal amount of R$1.3 billion.  The agreement, which matures on August 15, 2013, bears the average interest fixed rate of 4.23% plus the TJLP, which was 5.50% per annum on December 31, 2012.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$145.8 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$592.9 million.  The agreement, which matures on July 15, 2017, bears the average interest fixed rate of 2.17% plus the TJLP and the interest rate of 10.23% plus the UMIPCA.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$484.7 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste (incorporated by TIM Celular), as borrower, and TIM Participações as guarantor, in the principal amount of R$202 million.  The agreement, which matures on July 15, 2017, bears the average interest at a fixed rate of 2.03% plus the TJLP and the interest rate of 10.23% plus UMIPCA.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$162.3 million.

•
Credit Agreement, dated as of November 19, 2008 and amended on June 29, 2010, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$716.9 million, which R$692.9 million was already disbursed, the undrawn value of the credit line was cancelled.  The agreement, which matures on July 15, 2018 bears interest at (1) a fixed rate of 3.62% plus the TJLP or (2) fixed interest rate of 4.5% per annum.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$606.6 million.

•
Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A. and TIM Nordeste (incorporated by TIM Celular) S.A., as borrowers and TIM Participações as guarantor, in the total principal amount of €200 million fully disbursed, and fully swapped into local currency, between September 2009 and June 2010.  The total outstanding amount as of December 31, 2012 converted from euros was R$583.6 million, including accrued interest.  The drawings, the last of which matures on June 2017, bear an average cost of 95.32% of the CDI after hedging.  The Guarantee was provided by BBVA Milan Branch and BES Portugal for the principal amount of €200 million.

•
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., borrower and TIM Participações as guarantor, in the total principal amount of U.S.$143.6 million fully disbursed and swapped on January 15, 2009.  The total outstanding amount as of December 31, 2012 converted from U.S. dollars was R$244.7 million, including accrued interest.  The agreement matures on December 2017 and bears an average cost of 95.01% of the CDI after hedging.

•
Finance Contract, dated as of September 5, 2011, between JPMorgan Chase Bank National Association, as lender, TIM Celular S.A., as borrower, in the total principal amount of U.S.$100 million.  The total outstanding amount as of December 31, 2012 converted from U.S. dollars was R$205.3 million, including accrued interest.  The agreement matures in September 2013 and bears an average cost of 92.00% of the CDI after hedging.  No guarantees were issued under this loan.

•
Finance Contract, dated as of September 6, 2011, between Bank of America, N.A., as lender, TIM Celular S.A., as borrower, in the total principal amount of U.S.$119.8 million.  The total outstanding amount as of

December 31, 2012 converted from U.S. dollars was R$244.9 million, including accrued interest.  The agreement matures on September 20, 2013 and has an average cost of 92.50% of the CDI after hedging.  No guarantees were issued under this loan.

•
Finance Contract, dated as of December 29, 2011, between European Investment Bank, as lender, TIM Celular S.A, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million fully disbursed, and swapped into local currency. The total outstanding amount as of December 31, 2012, converted from euros was R$R$252.9 million, including accrued interest. The agreement matures on August 2019, bear an average cost of 94.20% of the CDI after hedging. The bank guarantee was provided by SACE sPa. for the principal amount of €115 million.

•
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) acquired by TIM Celular in October 2011, as borrower, in the principal amount of R$40.0 million.  The agreement, which matures on August 18, 2014, bears interest at a variable rate of  0.75% over the CDI.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$40.6 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of September 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) acquired by TIM Celular in October 2011, as borrower, in the principal amount of R$28.0 million.  The agreement, which matures on September 15, 2014, bears interest at a variable rate of  0.75% over the CDI.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$28.2 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and AES Communications Rio de Janeiro S.A. (now denominated TIM Fiber RJ S/A) acquired by TIM Celular in October 2011, as borrower, in the principal amount of R$22.0 million.  The agreement, which matures in August 2014, bears interest at a variable rate of  0.75% over the CDI.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$22.3 million.  No guarantees were issued under this loan.

•
Finance Contract, dated as of July 16, 2012, between European Investment Bank, as lender, and TIM Celular S.A, as borrower, in the total principal amount of €100 million and the availability period up to November, 2013. No amount was disbursed until December 31, 2012.

•
Credit Agreement, dated as of September 18, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$150,0 million.  The agreement, which matures on September 18, 2014, bears interest at a variable rate of  106.5% of the CDI.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$153.1 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of October 08, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$50.0 million.  The agreement, which matures on October 08, 2012, bears interest at a variable rate of  106.5% of the CDI.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$50.8 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of December 17, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$150 million.  The agreement, which matures on December 17, 2012, bears interest at a variable rate of  106.5% of the CDI.  On December 31, 2012, the outstanding amount under this credit agreement, including accrued interest, was R$150.3 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of November 19, 2008, amended on December 12, 2008, June 29, 2010, and December 10, 2012, among BNDES, as lender and TIM Celular and Intelig, as borrowers, and TIM Participações as guarantor, in the principal amount of R$3,674 million (a R$2,164 increase in the credit limit was effected by way of amendment on December 10, 2012, of which R$1,983 million is earmarked for TIM Celular and R$181.4 million for Intelig for investments in 2012 and 2013). The agreement, which matures on December 15, 2019 bears interest at either (1) a fixed rate of 3.32% plus the TJLP or (2) fixed interest rate of 2.5% per annum.  As of December 31 2012, the amount drawn down by TIM Celular under this credit agreement, including accrued interest, was R$1,000 million.

See notes 20 and 41 in our consolidated financial statements for a further description of such financing agreements.

Uses of Funds

Our principal uses of funds during the three year period ended December 31, 2012, were capital expenditures, payment of dividends to our shareholders, and loan repayments.

Investments in Fixed Assets

Our capital expenditures in 2012, 2011 and 2010, related primarily to:

•	acquiring and developing our fiber optic network;

•	deployment of our third generation (3G) network;

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2012, 2011 and 2010:

Capital Expenditures Categories	Year ended December 31,
	2012	2011	2010
	(in millions of reais)
Network	2,457.9	2,081.7	1,701.0
Information technology	681.2	570.5	607.1
Handsets provided to corporate customers (comodato)	111.6	201.3	182.8
Handsets provided to consumer customers (subsidies)	0	8.3	290.3
Other	514.0	140.7	54.4
Total capital expenditures	3,764.7	3,002.4	2,835.7

In response to PCS quality regulations initiated in March 2012, we submitted to Anatel a PCS improvements action plan, providing for a significant increase in investments for the improvement of service quality from 2012 to 2014 in the total amount of R$9.5 billion.  Most of the capital expenditures we budgeted for 2012 to 2014 relate to the expansion of the capacity and quality of our 3G technology and development of related infrastructure.  The plan was reviewed by Anatel and envisions the investment of almost R$8.2 billion in infrastructure alone.  See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Dividends

Our Dividends are calculated in accordance with our By-laws and Brazilian corporate law.  Pursuant to our By-laws, we must distribute an amount equivalent to 25% of adjusted net income as minimum dividend each year ended December 31, provided that there are funds available for distribution.

For the purposes of the Brazilian corporate law and in accordance with our By-laws, “adjusted net income” is the amount equal to the net profit adjusted to reflect allocations to or from: (1) the legal reserve, and (2) a contingency reserve for probable losses, if applicable.

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2012, 2011 and 2010:

Dividend Distribution (1)	Year ended December 31,
	2012	2011	2010
	(in millions of reais)
Dividends	743.0	533,4	496.6
Interest on shareholders’ equity	–	–	–
Total distributions	743.0	533,4	496.6

On April 11, 2013 our shareholders approved the distribution of R$743.0 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2012 results.  On April 11, 2012 our shareholders approved the distribution of R$533.4 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2011 results.  On April 11, 2011 our shareholders approved the distribution of R$496.6 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2010 results.

C.	Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

D.	Trend Information

Customer Base and Market Share

In the year ended December 31, 2012, our subscriber base increased 9.7% to 70.3 million clients.  This represented a market share of 26.9%.  Our prepaid segment reached 59.6 million users in the year ended December 31, 2012, an increase of 8.8% from the year ended December 31, 2011.  The number of our postpaid users was 10.7 million in the year ended December 31, 2012, a 15.5% increase from the year ended December 31, 2011.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil in terms of number of subscribers and our high quality customer composition.  To do so we intend to utilize new strategies within our customer segmentation approach, which we believe will continue to contribute to an increase in our subscriber base and high levels of customer retention.

Change of Mix Between Postpaid and Prepaid Customers

With respect to the composition of our clients, our postpaid customers accounted for 15.2% of our total subscriber base in the year ended December 31, 2012, compared to 14.5% from a year ago, largely due to the significant growth in our postpaid subscriber base.

Average Revenue Per User (ARPU) Per Month

TIM’s ARPU registered R$20.0 in the year ended 2012, an decrease of 9.5% when compared to an ARPU of R$20.9 for the year ended December 31, 2011.  The reduction in ARPU was principally due to the VU-M cut and continued long distance calls commoditization.

Revenues from value added services had an important role in offsetting ARPU’s downward trend of the market as a whole.  In 2012 we registered a value-added service revenue growth of 39.1%, which accounted for 19.3% of total gross service revenue (compared to 15.3% registered in 2011). We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly based on the availability of our 3G offers (such as our mobile broadband solution). As the provision of value added services has a relatively low marginal cost, we anticipate that value added services will contribute to the growth of our operating margins.

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

In 2012, despite a competitive landscape, our gross acquisition cost (per additional customer) was R$27.0 for the year ended December 31, 2012, compared to R$34.0 in the year ended December 31, 2011.  The decrease of 11.5% reflects continued efficiency in the acquisition of prepaid and postpaid customers and our differentiated approach regarding handset subsidies and sales commissions.  Our chip-only strategy sharply reduced the expenses related to handset subsidies and the restructuring of our sales commission policy and the adoption of new alternative sales channels decreased commission expenses.

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

The year 2012 continued to be marked by both the government’s programs to encourage digital inclusion and the development of convergent services, recently inaccessible to the majority of the population.

The Brazilian mobile telephony market is the fifth largest in the world and reached a penetration level of 132.8 telephone lines for every 100 inhabitants in 2012, making mobile telephony the most widely used form of communication in Brazilian homes across all social classes.  The prepaid segment of the mobile telecommunications market increased 6.4% in 2012 to 210.8 million accesses, which represents 80.5% of the total market.  The postpaid segment reached 51.0 million lines in 2012, an increase of 15.6%.  Growth factors for both sectors include increased access to credit and an expansion of the Brazilian middle class.

According to data published by Anatel, the fixed telephony sector showed slight growth of 2.1% in 2012 as compared to 2011, ending the year with 42.9 million lines, representing a penetration level of approximately 22 lines for each 100 inhabitants.

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

We maintain our investments in expanding our GSM network, reaching coverage of approximately 95% of the country’s urban population, serving almost 3,400 municipalities.  GSM coverage counts with 100% of GPRS and around 94% of EDGE.  Our 3G services (launched in the second quarter of 2008) are already in the main cities in Brazil.  We will, however, continue to invest in selectively expanding our coverage of the Brazilian population, focusing on the quality of coverage we provide in major metropolitan areas by increasing our coverage in buildings, tunnels and major roads and on increasing capacity across our network to ensure it remains capable of absorbing high call volume in high usage areas.  GSM is viewed as good pathway to more advanced technologies, and we expect relatively limited further investment will be required to make our current network capable of supporting emerging technologies such as 3G, 3.5G, 4G and High Speed Downlink Packet Access, or HSDPA.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by Period (in millions of reais)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total debt (post hedge)(1)	4,279	888	2,252	722	417
Operating leases(2)	-	-	-	-	-
Total(3)	4,279	888	2,252	722	417

(1)	Considering the balances related to derivative financial instruments as of December 31, 2012.

(2)	The information regarding payments due by period under our operating leases reflects future payments due that are non-cancelable without payment of a penalty.

(3)
Other than as set forth herein, we have no capital lease obligations, unconditional purchase obligations, commercial commitments (i.e., lines of credit, standby letters of credit, standby repurchase obligations or other commercial commitments) or other long-term obligations.  Interest is not included in long-term debt since it is subject to variable interest.

In 2012, we expect to have approximately R$3.76 billion in capital expenditures relating to our subsidiaries.  Most of the planned 2012 capital expenditures relate to extending TIM’s infrastructure capacity and coverage, ensuring high quality levels and supporting the market strategies and updating and developing TIM’s systems and technological platforms. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan (the “Telebrás Pension Plan”) that covered the employees of the Telebrás System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup.  We are contingently liable, jointly and severally, with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000.  In December 1999, we changed to a defined benefit plan (the “PBS Plan”) that covers only those former employees of Telebrás who continued to be employed by us after December 1999.  As of December 31, 2012, funded obligations related to Telebrás and PBS pension plans amounted to R$7,770.  See note 38 to our consolidated financial statements.

In November 2002, we created a separate defined contribution plan (the “TIMPREV Pension Plan”).  Migration to this plan was optional for employees linked to the PBS Plan.  Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS Plan.

SISTEL and TIMPREV

The Company and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Given that in 1999 and 2000 the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans for each sponsoring company and the maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Company and its subsidiaries, like other companies created as a result of the former TELEBRÁS system, created in 2002 the TIMPREV Pension Plan, a defined contribution pension plan meeting the most modern social security standards adopted by private companies, and enabling migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan (hereafter “the Statutes of the TIMPREV Benefits Plan”) as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

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

However, as not all of the Company’s and its subsidiaries’ employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a multi-sponsored pension plan for inactive employees;

Convênio de Administração: for managing pension payments to retirees and pensioners of the predecessors of the subsidiary companies; and

PAMEC/Apólice de Ativos: health care plan for pensioners of the predecessors of the subsidiary companies.

As happened with the Termo de Relação Contratual Atípica, or TRCA Plan, the Company, until December 31, 2010, had understood that it was responsible for liabilities of PAMEC participants (health care plan) related to the Company and its subsidiaries. Based on a new understanding of its internal and external lawyers, the Company has changed its position. As a result, the liabilities previously recorded were written off.

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

In 2012, contributions to pension plans and other post-employment benefits amounted to R$31.9 million. See note 42 to our consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a board of auditors/audit committee (Conselho Fiscal/Comite de Auditoria) referred to as our Statutory Audit Committee. The Board of Directors is composed of five to nineteen members, each serving for a two year term with the possibility of re-election.

Our directors’ duties and responsibilities are determined by Brazilian law, our By-laws (Estatuto Social) and our disclosure and corporate governance policy (Política de Divulgação/Negociação e Diferenças de Governança Corporativa da NYSE), as determined by CVM Instruction 358. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings whenever called by the chairman, by two directors or by the chief executive officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter. Our Board of Directors does not have an independent directors’ committee. In 2008, the Board of Directors has implemented two special advisory committees: the compensation committee (Comitê de Remuneração) and the internal control and corporate governance committee (Comitê do Controle Interno e da Governança Corporativa), both composed only of members of the Board of Directors.

Members of our Board of Directors are required to comply with, and have agreed to comply with, our disclosure and corporate governance policy, our code of ethics, “Regulamento para Observância dos Atos Anatel nº 68.276, de 31 de outubro de 2007, e nº 3.804, de 07 de julho de 2009,” “Regulamento para a observância do Acordo de 28 de abril de 2010 celebrado com o Conselho Administrativo de Defesa Econômica (CADE)” and “Regulamento de Listagem do Novo Mercado da BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros.”

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2013:

Name	Title	Date of Birth	Date Appointed
Manoel Horácio Francisco da Silva	Chairman	July 16, 1945	April 11, 2013
Maílson Ferreira da Nóbrega	Director	May 14, 1942	April 11, 2013
Adhemar Gabriel Bahadian	Director	October 22, 1940	April 11, 2013
Oscar Cicchetti	Director	June 17, 1951	July 20, 2013
Francesca Petralia	Director	August 30, 1953	April 11, 2013
Franco Bertone	Director	April 9, 1952	April 11, 2013
Patrizio Graziani	Director	April 3, 1965	April 11, 2013
Piergiorgio Peluso	Director	March 25, 1968	April 11, 2013
Rodrigo Modesto de Abreu	Director	April 19, 1969	April 11, 2013

Messrs. Nóbrega and Bahadian are qualified as independent directors according to Brazilian independence standards. They are scheduled to be re-elected or replaced at the Annual Shareholders’ Meeting to be held in 2013. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Manoel Horácio Francisco da Silva. Mr. Francisco da Silva holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of São Paulo and also completed the Advanced Management Program in the Harvard Business School. He was the Chief Executive Officer of Banco Fator from 2002 to 2011 and has been Chairman of the Board of Directors of Banco Fator since August, 2011. He was Chief Executive Officer of Telemar and also managed the area of paper and cellulose from Cia. Vale do Rio Doce. He worked in the Group Ericsson do Brasil for 23 years, where he reached the position of Chief Executive Officer in many companies of the Group. He was also the Chief Executive Officer of Ficap and of Sharp Equipamentos Eletrônicos. He also served as the Superintendent Officer of the Companhia Siderúrgica Nacional. He has held a position in the board of directors of many companies, such as Sadia, Bahia Sul, Group Ericson, Docenave and Telemar. In 1989, he was appointed as the major financial professional of the year by the Instituto Brasileiro de Executivos de Finanças (IBEF).

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

Francesca Petralia. Mrs. Petralia acts at Telecom Italia S.p.A. as Head of Corporate and Legal Affairs in South America since February 2013. Previously she acted as Group Compliance Officer from October 2011 to February 2013 and as Head of Corporate Finance Legal Affairs, from August 2002 to October 2011.

Franco Bertone. Mr Bertone acted as the Chief Executive Officer of Telecom Personal S.A., from March 2009 to February 2013 and from December 2010 to February 2013. He also acted at Telecom Argentina S.A. as the Chief Executive Officer of from March 2009 to February 2013; as the Chief Operating Officer – from August 2008 to March 2009; and as Effective Member of the Board of Directors – from April 2008 to August 2008. At  TIM Participações S.A he acted as Alternate Member of the Board of Directors – from April 2007 to July 2008.

Patrizio Graziani. Mr. Graziani acts as the Chairman of the Board of Directors of Nortel Inversora S.A. since April 2012; at HR Services S.r.l. as Chief Executive Officer and effective Member of the Board of Directors since April 2010; and at Telecom Argentina S.A. as  effective Member of the Board of Directors - since July 2012. He also acts at Telecom Italia S.p.A as assistant of the Top Management since January 2008. At Techvisory S.p.A. he acted, from January 2004 to June 2008, as Consultant and General Manager.

Piergiorgio Peluso. Mr. Peluso acts as Chief Administration, Finance & Control Officer at Telecom Italia S.p.A. since September 2012 and at Telecom Italia Media S.p.A. as effective Member of the Board of Directors since October 2012. Previously he acted at Fondiaria-SAI S.p.A as Chief Executive Officer from June 2011 to September 2012; also acted at Gruppo UniCredito as Responsible in Italy for the Corporate & Investment Banking Division from November 2010 to June 2011. At UniCredit Corporate Banking S.p.A, from June 2009 to November 2010, he acted as Chief Executive Officer and as Responsible Investment Banking in Italy from September 2007 to June 2009.

Rodrigo Modesto de Abreu. Mr. Abreu has a Bachelor Degree in Electrical Engineering at Universidade de Campinas and Master of Business Administration at Stanford Graduate School of Business. Mr. Abreu has more than 20 years of experience on telecommunication and information technology areas, having worked on various companies in that field, in Brazil and abroad, and on different positions. His last professional challenge was as CEO of Cisco do Brasil, where he has worked for 7 years.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

Pursuant our By-laws, our Board of Executive Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least two and no more than nine members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investor Relations Officer, (4) Purchasing & Supply Chain Officer, (5) Chief Operations Officer, (6) Chief Marketing Officer, (7) Regulatory and Institutional Affairs Officer, and (8) Legal Officer.  Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Executive Officers and their respective titles, whose terms of office will remain valid until the first Board of Directors’ Meeting to be held after the Annual Shareholders’ Meeting that was held in April 2014:

Name	Title	Date of Birth	Date Appointed
Rodrigo Modesto de Abreu	Chief Executive Officer	April 19, 1969	February 07, 2013
Claudio Zezza	Chief Financial Officer	May 22, 1963	August 06, 2008
Rogério Tostes Lima	Investors Relations Officer	February 13, 1971	October 31, 2011
Daniel Junqueira Pinto Hermeto	Purchase & Supply Chain Officer	April 27, 1971	November 27, 2009
Lorenzo Federico Zanotti Lindner	Chief Operations Officer	August 10, 1973	May 03, 2010
Roger Sole Rafols	Chief Marketing Officer	April 10, 1974	August 02, 2011
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	December 13, 2010
Jaques Horn	Legal Officer	March 15, 1964	November 28, 2011

Set forth below are brief biographical descriptions of our executive officers.

Rodrigo Modesto de Abreu. Mr. Abreu holds a Bachelor Degree in Electrical Engineering at Universidade de Campinas and a Master of Business Administration at Stanford Graduate School of Business. Mr. Abreu has more than 20 years of experience on telecommunication and information technology areas, having worked on various companies in that field, in Brazil and abroad, and on different positions. From 1991 to 1998, Mr. Abreu worked at Promon Tecnologia S.A., where he worked on Corporate Strategic Planning & Business Development. After that, in 1999, he became associate of  McKinsey & Co., a company located at Palo Alto, California. Returning to Brazil, Mr. Abreu has Joined the Promon Group in 2000, where he worked as Chief Executive Officer of Promon IP S.A.. In 2002, he became Executive Director of Promon Telecom Ltda., where has redesigned the company’s overall strategy, organization, product line and partnerships, to reposition the company in the Telecom market. From 2002 to 2004 as CEO of Promon Telecom Ltda, he led Promon Telecom, Promon Ip and Promon Intelligens, integrated  all technology related activities in a single company. From 2004 to 2006, he worked as Managing Director of Nortel Networks Brazil. His last professional challenge was as CEO of Cisco do Brasil, where he has worked for seven years, from 2006 to 2013.

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

Roge Sole Rafols.  Mr. Rafols is a Spanish citizen. He holds a degree in Business Bachelor and Master in Business Administration from Escuela Superior de Administración y Dirección de Empresas – ESADE concluded in 1997 and attended the MBA Exchange Program in University of California in 1996. He also attended Post Graduation Program in Management of Audiovisual Companies in Universitat Pompeu Fabra, Instituto Desarrolo Continuo (IDEC) – Barcelona in 2000 and Advanced Management Program in IESE Business School, Universidad de Navarra in 2006.  From 1996 to 2001 Mr. Rafols worked for Dimondcluster (the former Cluster Consulting and current Oliver Wyman) as consultant of strategy, marketing and technology in telecommunications and internet fields.  From 2001 to 2008 he worked for Vivo Participações S/A holding the position of Head of the Department of Business Data and Value Added Services (VAS), between July, 2002 and March, 2006, and Head of the Department

of High Value Marketing, between April, 2006 and May, 2008.  In 2008, Mr. Rafols jointed TIM holding the position of Senior Manager Executive from January, 2009 to April, 2009, Leader of the Marketing’s Department of Consumer Offering, from May, 2009 to October, 2009, Head of the Department of Marketing Consumer, from November, 2009 to August, 2011 and, currently, Chief Marketing Officer.

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

Statutory Audit Committee

The Statutory Audit Committee’s composition for 2013 consists of four members, three of which were elected by our controlling shareholder and one by the minority shareholders.

The following are the current members of our Statutory Audit Committee:

Name	Date of Birth	Date Appointed
Alberto Emmanuel Carvalho Whitaker	October 10, 1940	April 11, 2012
Oswaldo Orsolin (*)	May 30, 1943	April 11, 2012
Carlos Alberto Caser	December 8, 1960	April 11, 2012
Samuel de Paula Matos	March 22, 1948	April 11, 2012

(*)	Audit committee financial expert.

Under Brazilian corporate law, our By-laws and the internal rules of the Statutory Audit Committee, the Statutory Audit Committee’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding our financial statements. All members serve independently from the Company in their capacities on the Statutory Audit Committee.

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

The following are the current members of the internal control and corporate governance committee:

Name	Date of Birth	Date Appointed
Maílson Ferreira da Nóbrega	May 14, 1942	September 30, 2008
Manoel Horácio Francisco da Silva	July 16, 1945	May 05, 2009
Andrea Mangoni	June 5, 1963	December 13, 2010

Legal Investigation

On March 21, 2012, our controlling shareholder, Telecom Italia, was notified of the conclusion of preliminary inquiries related to an investigation under the Italian Code of Criminal Procedure in which three previous executives of Telecom Italia (including our former chief executive officer, Mr. Luca Luciani) were charged with “preventing the public supervisory authorities from performing their functions” with respect to communication to AGCom of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and the activation of 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation.  The proceeding initially included Telecom Italia.  Telecom Italia, however, has since agreed to a plea bargain and was admitted to the trial as a civil party against the three persons charged. On July 10, 2012, the judge for the preliminary hearing declared that the statute of limitations applied to Telecom Italia only, for the actions committed up to May 31, 2007, approving the plea bargain and ordering Telecom Italia to pay a fine of 600 thousand euros, acknowledging that from 2008 on Telecom Italia had adopted an organizational model suitable to prevent the commission of acts similar to those committed.  During the first preliminary evidentiary hearing against the three former managers charged on December 17, 2012, Telecom Italia filed a further motion to be admitted as a civil party to the trial of the three defendants. Telecom Italia then withdrew its application to be admitted to the proceedings against Mr. Riccardo Ruggiero after approval at the Telecom Italia shareholders’ meeting of a settlement agreement with Mr. Ruggiero. During a hearing on February 11, 2013, the Milan Court, taking the opposing view to the judge at the abovementioned preliminary evidentiary hearing, declared that it did not have jurisdiction, and ordered that the case be transferred to the Rome Public Prosecutor’s Office.

Resignation of Chief Executive Officer

Mr. Luca Luciani resigned as chief executive officer on May 4, 2012.  Mr. Andrea Mangoni assumed the role of interim chief executive officer until March 4, 2013, when Mr. Rodrigo Modesto de Abreu was elected the new chief executive officer of the Company.

B.	Compensation

In a meeting held on April 11, 2013, we approved the aggregate amount of approximately R$20.0 million as compensation to our directors and statutory officers during 2013. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short term incentives and participation in long term incentive plans.

Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2012. The aggregate compensation to our statutory officers in the year ended December 31, 2012, including fixed remuneration, benefits, bonuses, short term incentive and long term incentive plans, was approximately R$11.2 million.

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

For the year ended on December 31, 2012, each member of our Board of Directors received R$168,000 and each member of our Statutory Audit Committee received annual compensation of R$150,000, paid pro rata according to each member’s time of service on such body.

C.	Board practices

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees—B. Compensation.”

D.	Our Employees

On December 31, 2012, we had 11,650 full-time employees.  The following tables show a breakdown of our employees as of December 31, 2012, 2011 and 2010.

	As of December 31,
	2012	2011(1)	2010
Network	1,240	1,183	980
Sales and marketing	3,740	3,186	3,020
Information technology	503	551	447
Customer care	4,737	4,340	4,703
Support and other	1,430	1,302	988
Total number of employees	11,650	10,562	10,138

(1)	Includes 296 new employees from TIM Fiber.

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

The actuarial gains and losses resulting from changes in actuarial assumptions are recorded within shareholders’ equity as other comprehensive income, as incurred.

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

Following the acquisition and incorporation of AES Atimus (now TIM Fiber) in 2011, we assumed this company’s defined benefit pension plan. The plan is currently under review and will be separated from the Eletropaulo plan and TIM Fiber’s portion will be migrated to another administrator. Currently, there are no more active participant contributions to this plan and there is no payment of monthly contributions. We have undertaken an actuarial study following the premises of IAS-19 and CVM to identify the existence of actuarial liabilities. Were we to identify a deficit, we would be obligated to report such deficit on the company’s balance sheet as OCI (Other Comprehensive Income). At present, the great majority of participants are still young.  We believe expenditures to cover eventual deficits under this legacy plan to be remote. There should be no short-term obligation.

Stock Options

We operate share-based compensation plans, settled in shares, under which we receives the services of certain employees in consideration for equity options granted. The fair value of the employee’s services are recognized as an expense, with a compensating entry to capital reserves, and are determined by reference to the fair value of the options granted. The latter excludes the impact of any vesting conditions based on service and performance which are not market-related (for example, profitability, sales increase targets and remaining in employment for a specific period of time). Non-market-related vesting conditions are included in the assumptions underlying the number of option which will vest. The total expense amount is recognized during the period over which the rights vest, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

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

As of December 31, 2012, our directors and executive officers, owned, in the aggregate, 3,500 common shares, which represented less than 0.0001% of our common shares outstanding.

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth ownership information with respect to all shareholders that, to our knowledge, own 5% of the common shares or more as of December 31, 2012.  The common shares held by TIM Brasil Serviços e Participações S.A. have the same voting rights as the common shares held by other holders.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.(1)	1,611,969,946	67%
All our officers and directors as a group*	3,573	0.0001%
Total	2,417,632,647	100%

*	Represents less than 1%.

TIM Brasil Serviços e Participações S.A. is a Brazilian subsidiary of a group controlled by Telecom Italia.  See “Item 4. Information on the Company—C. Organizational Structure.”

As of December 31, 2012, there were 77,002,440 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 3.185% of our total capital.

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

On December 31, 2012 the Telecom Italia Group had approximately 14 million physical retail accesses (consumer and business) in Italy, a decrease of 0.7 million compared to December 31, 2011. The wholesale customer portfolio in Italy reached approximately 7.2 million accesses for telephone services at December 31, 2012, an increase of approximately 0.1 million compared to December 31, 2011.  The broadband portfolio in Italy reached 9.0 million accesses at December 31, 2012 (consisting of approximately 7.0 million retail accesses and approximately 2.0 million wholesale accesses), stable compared to December 31, 2011 (a market share of 52%).  In addition, the Telecom Italia Group had approximately 32.2 million mobile telephone lines at December 31, 2012 in Italy, approximately stable when compared to December 31, 2011.

Shareholders’ Agreement

On April 16, 2009, we entered into a shareholders’ agreement with TIM Brasil Serviços e Participações S.A., or “TIM Brasil,” JVCO Participações Ltda., or “JVCO,” and Docas Investimentos S.A. or “Docas,” which was amended on November 30, 2009 and further amended on June 22, 2011. On December 28, 2012, TIM Brasil, notified JVCO and Docas that it was terminating the shareholders’ agreement pursuant to section 7.2.1 of thereof, which allows TIM Brasil to terminate the shareholders’ agreement by notifying the parties in the event that the number of ordinary shares owned by JVCO for any reason falls below 1.5% of the total ordinary shares issued by the Company.

B.	Related Party Transactions

As of December 31, 2012, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans.  We had inter-company receivables and payables in amounts of R$47,883 million and R$37,578 million, respectively on December 31, 2012.  See note 38 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are a guarantor of a promissory note issued by TIM Celular in the amount of R$4.7 million as of December 31, 2012.  This promissory note was issued pursuant to a guarantee agreement between Banco Bradesco S.A. and TIM Celular, in which Banco Bradesco S.A. issued a letter of guarantee for the Credit Agreement, dated as of April 27, 2005, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$85 million.

We are the guarantor of a promissory note issued by TIM Celular in the amount of R$34.5 million as of December 31, 2012.  This promissory note was issued pursuant to a guarantee agreement between Banco Votorantim S.A. and TIM Celular, in which Banco Votorantim S.A. issued a letter of guarantee for the Credit Agreement, dated as of February 14, 2008, between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67 million.

We are guarantor for TIM Celular’s Finance Contract with European Investment Bank in the principal amount of €300.0 million as of December 31, 2012.  European Investment Bank has also bank guarantee from SACE sPa,  BBVA Milan Branch and BES Portugal in the principal amount of €115.0 million €147.4 million and €72.6 million, respectively.

We are guarantor in favor of BNDES, in the amounts of R$2,374.2 million as of December 31, 2013 under the Credit Agreements of TIM Celular and Intelig.

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Contracts.”

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

Anatel Administrative Proceedings

Under the terms of its PCS authorization, TIM Celular implemented mobile personal telecommunications coverage for the assigned area.  Under such term of authorization, TIM Celular is required to operate in accordance with the quality standards established by Anatel.  If it fails to meet the minimum quality standards required, TIM Celular is subject to PADO and applicable penalties.  Anatel has brought administrative proceedings against the TIM Group for (1) noncompliance with certain quality service indicators; and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations (Resolution nº.477).  In its defense before Anatel, the TIM Group attributed the lack of compliance to items beyond its control and not related to its activities and actions.  We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

Class Actions

Our subsidiaries are subject to a number of class action claims where the risk of loss is regarded as probable. These claims are summarized as follows: (1) a lawsuit against TIM Celular in the State of Rio de Janeiro challenging our policy of charging a retention fee in case of robbery of the clients’ mobile device, (2) a lawsuit against TIM Celular questioning the size of the letters used in TIM Celular’s advertising, (3) a lawsuit against TIM Celular in the State of Minas Gerais challenging our policy of charging a retention fee when a client intends to terminate the contract before the period specified in the contract (when the client received a benefit, for example a discount on the purchase of a mobile device) and (4) a lawsuit against TIM Celular and other companies in the State of Piauí questioning the amount of advertisements in a place in Teresina.

Other Actions and Proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit brought by Global Village Telecom (GVT) in the Fourth Lower Federal Court of the Federal District. The lawsuit seeks to void the contractual clause which provides for the VU-M amount used by the defendants in their interconnection arrangements.  The plaintiff alleges such amount to be illegal and abusive, and is requesting a refund of all excess amounts allegedly charged since July 2004. The court granted an injunction ordering the provisional payment of VU-M at an amount of R$0.2899 per minute, and ordered GVT to make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the First Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, which obligated GVT to pay TIM the amount fixed by Anatel in the arbitration process at the agency to which GVT and VIVO are parties. On September 30, 2011, the judge in the case suspended GVT’s claim until Anatel’s determination the VU-M reference amounts is concluded. On October 2012, GVT filed a petition with the court informing that it had entered into agreements with Vivo and Claro to solve the VU-M issue. However, these agreements have yet to be approved by the court. On December 2012, the Superior Court denied TIM Brazil’s special appeal (regarding the preliminary injunction mentioned above) and TIM Brazil subsequently filed a motion for clarification.

In addition to the claim mentioned above, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an administrative proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infringement of economic principles, which was judged in March 2010. The SDE ruled against the alleged practice of price fixing and forwarded the proceeding to CADE for judgment, voting for the dismissal of the antitrust claim for common price fixing. CADE has not yet issued its judgment.

TIM Celular is a defendant in a lawsuit for damages alleged in the amount of R$6,119 thousand filed by the service provider Glória Souza & Cia Ltda. (“Glória”) before the Ninth Lower Court of the municipality of Belém, in the State of Pará. Glória provided TIM with outsourced labor in northern Brazil. After TIM Celular terminated its contract with Glória, Glória brought a lawsuit claiming punitive damages, alleging losses as a result of severance claims brought by its employees. TIM Celular’s defense and the reply from Glória have both been submitted with the court. A reconciliation hearing was held without result. There has been no decision from the lower court.

A legal action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the Twenty-Ninth Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of a contract for the provision of legal services that was entered into with TIM Celular. The proof of the expert investigation was upheld and the opinion was ratified by the judge. TIM Celular filed an appeal, challenging the decision of the expert investigation, and the court recently ordered that a new expert investigation be carried out.  In February 2012, the court ruled that TIM Brazil should pay R$1.5 million (plus interest and penalties since January 2003) to Mattos e Calumby. On July 2012, TIM Brazil filed an opposition to this decision, which remains pending.

A lawsuit was brought against TIM Celular by Integração Consultoria e Serviços Telemáticos Ltda. (“ICST” a prepaid calling plan recharge distributor), with the Second Lower Court of the Judicial District of Florianópolis in the State of Santa Catarina, for the sum of R$4 million, which aims to suspend the enforceability of prepaid credits already sold by TIM as well as damages incurred as a result of contract termination. An injunction was granted by the court. TIM filed an execution action with the Fourth Lower Court of Florianópolis against ICST for the sum of R$3,957 thousand. An appeal requesting a suspended sentence was filed by ICST, which appeal was rejected. This led to the filing of an interlocutory appeal, which was granted. TIM Celular has made a declaration to the effect that the assets listed by the debtor (ICST) are insufficient to secure the execution of its claim. The execution against TIM is currently suspended due to the fact that an interlocutory appeal has been filed, the staying effect of which has been granted, and the court’s judgment confirmed the suspension of the execution until the judgment the lawsuit.

MCS, part of the Piolli Group, a São Paulo based retail group, was TIM’s largest commercial partner in São Paulo (with approximately 40 stores). The partnership had been in operation since 2003, and was scheduled to expire in January 2010. The contract was terminated prior to its scheduled expiration date on account of disagreements between the parties in respect of compensation amounts, systems operation, and the creation and determination of targets, among other matters. MCS alleged default by TIM and sought recovery for alleged losses. MCS has claimed that its financial health has been negatively affected by the changes in TIM’s remuneration policy.  Prior to the end of their agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120 thousand was owed. TIM filed a restraining action, in order to prevent MCS from transferring TIM stores to its competitors, however the subsequent restraining order is no longer in force. The lawsuit filed by MCS for the termination of the contract is currently in the expert examination phase.

SECIT Brasil Ltda., part of an Italian group that provides infrastructure planning and construction services, has brought an action for damages against TIM, alleging that TIM was in breach of contract. SECIT had been hired by TIM to undertake infrastructure work for the installation of base transceiver stations in Area 4 in Minas Gerais. TIM presented its defense and the case is in the initial phase, currently under expert investigation. Thus there has been no decision by the lower court. The amount provisioned to the case was R$9,758 thousand. This lawsuit is currently in the expert examination phase.

In December 2010, TIM Celular filed an action against Anatel with the Fifteenth Federal Court of the Federal District requesting interlocutory relief for the purpose of annulment of a PADO applied by Anatel preventing the company from participating in the public bid for the “H” Band.  Interlocutory relief was not granted by the judge, which enabled TIM to participate in the bidding process following a court deposit of R$3,595 thousand. The court ruled the charge be suspended until a decision is reached. In April 2012, the lower court partially granted TIM’s pleadings, sustaining the PADO but releasing TIM from the payment of interest before the end of the administrative proceeding. Both TIM and Anatel have filed appeals to the Federal Appellate Court of the First Circuit, which are currently pending judgment.

In 2009, the São Paulo based retail group TVM, a commercial partner of TIM Brazil in São Paulo, filed a lawsuit to terminate its existing agreement with TIM Brazil, though the parties ultimately settled.  In its settlement, TVM agreed to transfer 15 of its stores to TIM Brazil (or someone indicated by TIM Brazil) and the stores ended up being transferred to DM5. However, DM5 has not paid the transference fees to TVM, which nonpayment forms the basis for the collection lawsuit against TIM Brazil and DM5. In February 2013, the court issued a sentence ordering both defendants to pay R$4.0 million (plus interest and penalties) to the plaintiff TVM. TIM Brazil has filed an appeal that remains pending.

Labor Claims

A significant percentage of our labor claims relate to our organizational restructuring, in particular the closure of our call centers in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of approximately 800 employees, including in-house staff and outsourced personnel.

There was a public civil action filed by the Labor Public Prosecutor’s Office of the Third Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and demanded collective punitive damages. A judgment was rendered on April 16, 2008, in which the acting judge ruled the Labor Public Prosecutors’ Office claims as partially valid, recognizing irregular outsourcing and granting collective punitive damages. An appeal was filed but was dismissed on July 13, 2009.  In order to obtain staying effects for its appeal, TIM Celular filed an unspecified writ of prevention, which was dismissed without prejudice.  In order to reverse the decision of the Regional Labor Court of the Third Region, TIM Celular filed an appeal alleging abusive acts by the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the appellate court’s decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is currently pending judgment by the Higher Labor Court.

Following the above mentioned public civil action in Minas Gerais, the Labor Public Prosecutor’s Office of the Federal District filed a claim alleging irregular outsourcing practices and demanding collective punitive damages. The action was found to be without merit, with the court ruling that under the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor’s Office filed an ordinary appeal with the Regional Labor Court of the Tenth Region in March 2010, but the ruling of the lower court was upheld. Thereafter, the Labor Public Prosecutor’s Office filed for a review, which is pending a hearing by the by the Higher Labor Court.

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

There are a series of labor claims, particularly in São Paulo, brought by former Gazeta Mercantil employees who have filed claims requesting the inclusion of Holdco or TIM Participações as defendants, claiming damages from Holdco and TIM Participações. Plaintiffs who have filed the claims were employees of Gazeta Mercantil, without any employment ties to Holdco or TIM Participações. However, prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil is part.

Social Security Claims

In São Paulo TIM Celular received a debit assessment notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$4,713 thousand. TIM Celular filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. An administrative appeal was filed on October 5, 2009, the judgment of which is still pending.

In May 2006, TIM Celular was issued a tax assessment notice in the amount of R$2,389 thousand for social security contributions that were allegedly due in connection with the following: (1) hiring bonuses (2) non-adjusted bonuses (3) payments to self-employed persons, and (4) sales incentives. TIM Celular filed an administrative defense but the tax assessment was upheld.  TIM Celular filed an appeal with the Ministry of Finance’s Taxpayers’ Council, which is now pending judgment.

Intelig in Rio de Janeiro received notifications for the release of tax debt regarding alleged irregularities in the payment of social security contributions levied in connection with the following: (1) profit sharing, (2) retention of 11% on service agreements, (3) failure to deduct and pay management fees, and (4) failure to properly fill out the GFIP.  An administrative defense was presented, with an unfavorable outcome. Intelig filed an appeal with the Taxpayers’ Commission of the Ministry of Finance, which is currently pending judgment.  Based on the final decision in the administrative proceedings with respect to the assessment for 11% withholding on service agreements, a legal action was filed to reverse the assessment.

Tax Claims

IR,CSL, IRRF and CIDE

In February 2003, TIM Celular received a tax assessment notice from the Brazilian Federal Revenue Service Department challenging the offset of PIS and COFINS with the balance of the Income Tax overpayments made during 2002 totaling R$72,499 thousand. The decision is pending judgment at the second administrative level (Conselho Administrativo de Recursos Fiscais Taxpayer´s Administrative Council, or CARF).

In March 2005, TIM Celular, as part of its defense, after an unsuccessful dispute at the administrative level, filed a lawsuit aiming to cancel the eventual imposition of Corporate Income Tax (CIT) levied in 2002 and alleged incorrect effects of SWAP operations in the amount of R$33,175 thousand. The decision is pending judgment at the second administrative level (CARF).

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171 thousand. In March 2007, the Federal Revenue Secretariat in Recife in the State of Pernambuco, notified TIM Celular by means of a tax information report, which informed the Company that part of the amount in connection with corporate income and social contribution taxes and a separate fine, which totaled R$73,027 thousand had been excluded from the original assessment notice. Thus the final amount of the infraction notice was set at R$258,144 thousand.

These tax assessment notices are part of the same administrative proceeding, and include demands in connection with the alleged failure to pay corporate income and social contribution taxes, together with a separate unrelated fine for several reasons.  Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. We believe this was a usual market transaction executed in accordance with CVM Instruction No. 319/99.

The above-mentioned tax information report did indeed lead to a portion of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$84,742 thousand, which arose from offsetting involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular with respect to certain of the offsetting proceedings, reducing the credit offset by TIM Celular. At present, TIM Celular continues to challenge the remainder of the offsetting proceedings, certain of which are in administrative proceedings totaling R$67,404 thousand and certain of which are in judicial proceedings totaling R$17,338 thousand.

In December 2006, Intelig received an assessment notice from the Brazilian Federal Revenue Department amounting to R$49,652 thousand, arising from the alleged failure to pay Withholding Tax and Contribution of Intervention on Economic Domain (CIDE) tax on remittances abroad by way of remuneration for outbound traffic. This notification was successfully challenged in part in an administrative proceeding in view of the final favorable decision on a related writ of mandamus. In December 2012, the company received a notification from the Brazilian Federal Revenue Services Department informing them of the ruling, which resulted in a gain of about R$ 30,098 thousand. Intelig will take all necessary legal action to cancel the remaining obligations of R$19,554 thousand.

In May 2010, TIM Celular received three tax assessment notices from the Brazilian Federal Revenue Services Department, amounting to R$50,026 thousand (R$1,029 was provisioned in November 2011) involving: (i) failure to pay Withholding Tax on earnings of overseas residents remitted as international roaming and payments to unidentified beneficiaries, (ii) failure to pay CIDE on royalties remittances, as well as on remittances concerning international roaming, and (iii) disregard of part of carryforward losses (CIT and Social Contribution on Profits) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by TIM Celular and a decision in the administrative proceeding is pending.

In December 2010, TIM Celular received an assessment notice served by the Brazilian Federal Revenue Services Department in the amount of R$164,102 thousand involving (i) the alleged non-payment of corporate income and social contribution taxes of the amount related to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações, (ii) the exclusion of amortized goodwill, (iii) the deduction of corporate income tax by way of fiscal incentives for the reduction of tax and alleged additional amounts not eligible for rebate on account of the alleged failure to formalize with the Federal Revenue Services the incentive granted by the Sudene. This tax assessment notice was immediately challenged by TIM Celular and a decision in the administrative proceeding is pending.

In March 2011, TIM Celular, as successor to TIM Nordeste received a tax assessment notice filed by the Brazilian Federal Revenue Services Department, amounting to R$1,265,346 thousand concerning income and social contribution taxes referring to: (i) the deduction of goodwill amortization expenses, (ii) the exclusion of the reversal of the goodwill from the former BITEL, (iii) the alleged improper offsetting of tax losses and social negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel, (iv) improper use of the Sudene income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Brazilian Federal Revenue Services Department,(v) the deduction of Withholding Tax without proof of payment, (vi) the deduction of accruals without proof of payment,(vii) a one-off penalty for underpayment of CIT/ Social Contribution on Profits estimates, (viii) a regulatory penalty for omitting information and failure to produce digital files, and (ix) a supplementary entry to the administrative proceedings mentioned in the above paragraph. This notice was immediately contested by TIM Celular, and a decision in the administrative proceeding is pending.

The first administrative level judgment was handed down in April 2012 at the administrative level and the assessment has been fully confirmed.  We have timely filed our appeal to CARF based on favorable precedents to companies that have similar cases before CARF. The Company maintains its estimate of losses as possible, not probable.

In February 2012, we received a tax assessment from the Brazilian Federal Revenue Services Department amounting to R$70,004 involving (i) Withholding Tax on remittances for residents or domiciled abroad and (ii) Withholding Tax on payments of royalties and technical assistance to resident or domiciled abroad. This assessment is being challenged and we are awaiting decision of the first administrative level.

Also in February 2012, we received a tax assessment from the Brazilian Federal Revenue Services Department amounting to R$81,968 thousand involving CIDE on remittances for residents or domiciled abroad. This assessment is being challenged and we are awaiting decision of the first administrative level.

ICMS

TIM Celular received assessment notices from the tax authorities in the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunications services provided and allegedly not paid, as well as in connection with the sale of handsets.  As a result of various favorable decisions in relation to the administrative proceedings the amount disputed is currently R$29,058 thousand (the original tax assessment was for the sum of R$95,449 thousand). TIM Celular is challenging these assessments at both the administrative and judicial levels.

In October 2009 we received a tax assessment notice from the State of Bahia amounting to R$14,778 thousand. The challenge is related to the use of ICMS credits for various technical aspects and the correct calculation of ICMS levied. The decision is pending judgment at the second administrative level.

In June 2011 we received a tax assessment notice from the State of Ceará amounting to R$50,153 thousand.  The challenge is related to the ICMS credits based on debts reversal, specifically regarding the supporting documentation. The assessments were upheld at the administrative level and aggregate to R$64,931 thousand.

In September 2011, TIM Celular received a tax assessment notice for ICMS from the tax authority in the State of Rio de Janeiro, allegeding default on payment of the tax on international roaming services provided, amounting to R$27,900 thousand. The aforementioned assessment is being challenged at the administrative level.

In December 2010 and March 2011, TIM Celular received taxes assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the sums of R$16,406 thousand and R$46,923 thousand, respectively, in connection with the alleged legal interpretation regarding the proportional ICMS credit reversal due to the existence of non-taxable or exempt obligations. The aforementioned assessments are being challenged at the administrative level.

In May 2009, November and December 2010 and in May 2012, TIM Celular received tax assessment notices from the taxing authorities of the States of São Paulo and Minas Gerais for R$368,401 thousand and R$24,771 thousand, respectively, for the alleged incorrect deduction of conditional discounts offered to clients. After the conclusion of administrative proceedings, where the court upheld the assessments, we have decided to keep the proceeding at the judicial level. The amount in dispute is R$82,390 thousand.

From 2008 to 2010, TIM Celular received tax assessment notices in the total amount of R$163,624 thousand from the tax authorities of the States of Ceará, Pernambuco, São Paulo and Paraná in connection with the disallowance of ICMS credits originated by energy consumption and acquisition.  These assessments are being defended by us at both the administrative (R$49,449 thousand) and judicial (R$114,176 thousand) levels.

In April and November 2010, TIM Celular received tax assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 thousand and R$28,668 thousand relating to the alleged failure to pay ICMS on telecommunication services provided to prepaid customers on outgoing phone card sales. These assessments are being defended at the administrative level.

In September 2007, November 2010, December 2011 and July and November 2012, TIM Celular received assessment notices from the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Bahia and Paraná for a total amount of R$485,479 thousand, relating to the reversal of ICMS credits on acquisition of fixed assets allegedly without proof of support. These assessments are being challenged at the administrative (R$366,189 thousand) and judicial (R$119,290 thousand) levels.

In March 2011, TIM Celular received a tax assessment notice from the State of Goiás seeking fines related to the alleged failure to record tax receipts from certain telecommunications services (interconnection) during 2007 and 2008, in the total amount of R$43,197 thousand. The proceeding in question was settled in the amount of R$2,414 thousand at the end of 2012, with a discount of 95% on the penalty.

In May 2011, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R$367,860 thousand involving (i) a penalty for alleged non-compliance with an ancillary obligation by not presenting the 60i register of the SINTEGRA file, for 2007 and 2008, and (ii) the alleged failure to pay ICMS on discounts deemed by the tax authority as conditional. This assessment is being defended at the administrative level.

In July 2011, we filed a lawsuit objecting to the tax assessment notice issued by the State of São Paulo relating to the alleged improper crediting of ICMS due to cancellation of Telecom service due to inappropriate billing / subscription fraud in the period from March to December 2008 and alleged unfit crediting of ICMS and duplicity between August and September 2008, totaling R$19,165 thousand. After the conclusion of administrative proceedings, when the court upheld the challenge, we have decided to keep the proceeding at the judicial level.

In July, September and October 2011 and December 2012, TIM Celular received taxes assessments notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$304,988 thousand involving (i) the alleged failure to pay ICMS tax from having failed to include in the basis of calculation services referring to installments taxed as “non-taxable/exempt”, and (ii) the alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving the services contested, leading to the reversal of debits without complying with the legislation. TIM Celular is challenging these assessments at the administrative level.

In December 2011, TIM Celular received two tax assessment notices from the State of Paraná, amounting to R$63,101 thousand.  The assessment relates to the alleged offset of ICMS credits related to goods sold in other states.  We are challenging these assessments at the first administrative level.

In December 2011, Intelig filed a suit defending against a tax assessment notice received from the State of São Paulo, in the amount of R$20,285 thousand, involving the alleged improper appropriation of ICMS tax credits. This assessment is currently being challenged at the judicial level.

In January 2012, TIM Celular filed a suit to dimiss amounts claimed by the State of São Paulo on its alleged failure to pay ICMS tax in the amount of R$34,638, regarding the administrative collection made in the year 2009. In October 2012, the tax foreclosure notice was received. The guarantee previously offered was put up as a guarantee of payment, and a motion for stay of execution was filed.

In March 2012, TIM Celular received tax assessment notice issued by the Department of Finance of the State of Rio de Janeiro, in the amount of R$15,603, related to extemporaneous credits arising from the acquisition of fixed assets. We have filed a writ of mandamus in the matter.

In May 2012, TIM Celular received a tax assessment notice from the State of São Paulo an amount of R$56,082 thousand involving a supposed difference of ICMS, not included at basis of calculation on the value of existing stocks on May 31, 2009. This assessment is being challenged at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the states of Rio de Janeiro and Bahia, for the alleged improper crediting of ICMS related to the reversal of tax liabilities on the provision of communication services, the respective are values R$21,159 thousand and R$16,463 thousand and R$37,622 thousand.  We are challenging these assessments at the first administrative level.

In June 2012, TIM Celular was assessed in the amount of R$23,571 by the State of São Paulo for alleged non-payment or delay of ICMS levied on transactions of goods receipts subject to the tax responsibility substitution regime. We are challenging these assessments at the first administrative level.

ISS

In December 2007, TIM Celular received an assessment notice from the municipality of Rio de Janeiro for R$94,359 thousand for the alleged failure to pay ISS on some services that, based on our internal evaluations, do not constitute basis of calculation of ISS tax: technical programming, administrative services on plan cancellation, telephone directory assistance services, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged at the administrative level.

In March 2011, TIM Celular filed a lawsuit contesting 71 separate assessment notices handed down by the municipality of São Paulo with respect to ISS taxes and fines imposed on TIM Celular’s revenues for R$31,447 thousand.  Our petition was recently unsuccessful at the first administrative level and we plan to arrange for judicial guarantees in anticipation of moving to try the merits of the case at the judicial level.

Telecommunications Services Universalization Fund (“FUST”)

On December 15, 2005, Anatel issued Ordinance No. 07 aimed, among other things, at charging FUST contributions on interconnection revenue earned by telecommunications service providers, from the date upon which Law No. 9998/2000 came into force.  Based on the enacting legislation (including the provision in the sole paragraph of Article 6 of Law No. 9998/2000), the Company believes the abovementioned revenue is not subject to FUST charges. Management has taken the necessary measures to protect our interests and a writ of mandamus was filed to protect our interests in connection with the non-payment of FUST on interconnection revenue. Anatel’s intention to charge FUST on this revenue has been suspended, due to a successful judicial decision. A decision on the writ of mandamus by the appellate court is pending.

Since October 2006, Anatel has issued a number of assessment notices against TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenue for the years from 2001 to 2009, together with a fine for arrears, on account of Ordinance No. 07/05. The assessments for this period add up to a total of R$710,738 thousand.

Intelig has received a number of assessment notices from Anatel, which add up to a total amount of R$59,902 thousand, in connection with FUST charges that are allegedly due on interconnection revenue for the periods from January to December of 2001 to 2008. The aforementioned assessments are being challenged at administrative level.

Telecommunications Technological Development Fund (“FUNTTEL”)

The Ministry of Communications filed assessment notices against TIM Celular amounting to R$294,228 thousand, in connection with FUNTTEL amounts due on interconnection revenue for the years from 2001 to 2009, as well as a fine for arrears. We believe that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard our interests in relation to the non-payment of FUNTTEL on interconnection revenue, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenue is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by TIM Celular.

Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$22,001 for the periods from 2002 to 2008. These assessments are being defended at the first administrative level.

Dividend Policy

Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity. We may also make additional distributions to the extent of available distributable profits and reserves.  Our subsidiary TIM Celular S.A. is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on shareholders’ equity.

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

Under Brazilian corporate law, any company may, as a term in its by-laws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve.  The Company’s By-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

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

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years.  Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and Brazilian Corporate Law.

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

Payment of Dividends

We are required by law and by our By-laws to hold an annual shareholders’ meeting until April 30 of each year, at which, among other things, an annual dividend may be declared by decision of our shareholders on the recommendation of our executive officers, as approved by our Board of Directors. The payment of annual dividends is based on the financial statements prepared for the fiscal year ending December 31.  Under Brazilian corporate law, dividends are required to be paid within 60 days following the date the dividend is declared to shareholders of record on such declaration date, unless a shareholders’ resolution sets forth another date of payment, which in any event shall occur prior to the end of the fiscal year in which such dividend was declared.

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

Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais.  On April 24, 2013, the last reported sales price of our common shares on the BM&FBOVESPA was R$8.370 and the last reported sales price of our ADSs on the NYSE was U.S.$20.71.

At an extraordinary shareholders meeting held on June 22, 2011 our shareholders approved, among other things: (1) the conversion of all of our preferred shares into common shares, at a ratio of 0.8406 common shares for each preferred share; (2) our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by us to the Novo Mercado, and (3) amendments to our By-laws.

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

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2008	43.80	11.44	7.33	2.42	9.83	4.49
December 31, 2009	30.13	11.99	5.20	2.64	7.95	4.93
December 31, 2010	35.07	23.58	5.90	4.27	8.03	5.78
December 31, 2011	31.30	20.01	N/A	N/A	9.80	6.81
December 31, 2012	32.99	16.88	N/A	N/A	11.95	6.89

Year ended December 31, 2011
First quarter	26.01	20.02	7.12	5.63	8.60	6.84
Second quarter	29.87	25.98	7.81	6.88	9.00	8.10
Third quarter	31.30	23.08	N/A	N/A	9.80	7.60
Fourth quarter	37.31	22.14	N/A	N/A	9.60	8.20

Year ended December 31, 2012
First quarter	32.47	25.80	N/A	N/A	11.66	9.24
Second quarter	32.99	24.01	N/A	N/A	11.95	9.58
Third quarter	28.00	18.78	N/A	N/A	11.30	7.68
Fourth quarter	19.99	16.88	N/A	N/A	8.20	6.89

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended December 31, 2013
First quarter	22.52	19.20	N/A	N/A	8.92	7.81

Month ended
November 30, 2012	19.36	17.73	N/A	N/A	8.02	7.45
December 31, 2012	19.99	16.89	N/A	N/A	8.20	7.09
January 31, 2013	22.00	19.20	N/A	N/A	8.80	7.81
February 28, 2013	22.14	20.08	N/A	N/A	8.84	7.92
March 31, 2013	22.52	20.73	N/A	N/A	8.92	8.25

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On May 20, 2011 the Board of Directors of TIM Participações recommended to the Extraordinary General Shareholders’ Meeting of the Company its migration to the Novo Mercado listing segment of BM&FBOVESPA, which took place on June 22, 2011.  With this migration TIM moved to the highest level of corporate governance.  Only 26% of Brazilian listed companies are in the Novo Mercado and TIM is the only telecommunications company stock among them.

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

Corporate Purpose

Article 2 of our By-laws provides that our corporate purpose is to: (1) control the companies that offer telecommunications services, including mobile personal telephone services and others, in their respective authorization and/or concession areas; (2) promote, through its controlled or affiliated companies, the expansion and implementation of mobile telephone services in their respective concession and/or authorization areas; (3) promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies; (4) promote and incentive study and research activities for the development of the mobile telephone services industry; (5) provide specialized technical mobile telecommunications services through controlled or affiliated companies; (6) promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the mobile telephone services industry; (7)

perform or promote the import of goods and services for the controlled or affiliated companies; (8) engage in any other activities related or akin to its purpose; and (9) hold interest in the corporate capital of other companies.

Company Management

According to our By-laws, our Board of Directors is comprised of at least five and at most nineteen permanent members.  The following is a description of some of the provisions of our By-laws concerning the Board of Directors:

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

The executive officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority.  Following is a description of some of the provisions of our By-laws concerning the Board of Executive Officers:

•	the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;

•	the power to ratify, within the limits set forth in the By-laws, the purchase of materials and equipment and the execution of property, construction work and service agreements; and

•
the power to approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose individual value is greater than R$30.0 million, provided that certain provisions of the By-laws are observed.

Rights Relating to our Shares

Dividend Rights

Under our By-laws, we are required to distribute an aggregate amount equal to at least 25% of our adjusted net income to our shareholders, either as dividends or as tax-deductible interest on shareholders’ equity.  We may also make additional distributions to the extent of available distributable profits and reserves.  Our subsidiary TIM Celular S.A. is also subject to mandatory distribution requirements and, to the extent of distributable profits and reserves, is accordingly required to pay dividends to us. All of the aforementioned distributions may be made as dividends or as tax-deductible interest on shareholders’ equity.

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

Under Brazilian corporate law, any company may, as a term in its by-laws, create a discretionary reserve that authorizes the allocation of a percentage of a company’s net income to the discretionary reserve and must also indicate the purpose, criteria for allocation and a maximum amount of the reserve.  The Company’s By-laws authorize the allocation of the net income balance not allocated to the payment of the mandatory minimum dividend to a supplementary reserve for the expansion of corporate business, not to exceed 80% of the capital.

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

The amounts available for distribution may be further increased by a decrease in the contingency reserve for anticipated losses anticipated in prior years but not realized.  The amounts available for distribution are determined on the basis of financial statements prepared in accordance with IFRS.

The legal reserve is subject to approval by the shareholders voting at the annual meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years.  Our calculation of net income and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with CVM rules and IFRS.

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

Pursuant to our By-laws and Brazilian corporate law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

•	take the management accounts; examine, discuss and vote on the financial statements;

•	decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and

•	elect the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.

An extraordinary shareholders’ meeting shall be convened whenever the Company interests so require.  Pursuant to our By-laws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•	to amend the By-laws;

•	to decide on the appraisal of assets given by shareholders to pay up capital stock;

•	to decide on the Company’s transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

•	to suspend the rights of shareholders not in compliance with their duties imposed by law, the By-laws or the Novo Mercado Listing Rules;

•	to elect and remove, at any time, the members of the Board of Directors and the Statutory Audit Committee;

•	to determine the global or individual remuneration of the Board of Directors, Board of Executive Officers and the Statutory Audit Committee;

•	to annually take the accounts of the management and decide on the submitted financial statements;

•	to decide where the Company shall file a civil liability law suit against the management for losses in the Company’s assets as provided by law;

•
to resolve in compliance with all provisions of any law, the By-laws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;

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

Except in the case of a public offering of ordinary shares or convertible debentures, public subscription or a public tender offer (whereby such actions must be authorized by the Board of Directors in accordance with article 22, section 2 of the By-laws), each of our shareholders has a general preemptive right to subscribe shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

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

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the ownership and disposition of the common shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to hold common shares or ADSs. The summary is based upon the tax laws of Brazil and regulations thereunder and on the federal income tax laws of the United States and regulations and other authorities thereunder as of the date hereof, all of which are subject to change. Holders of common shares or ADSs should consult their tax advisers as to the tax consequences of the ownership and disposition of common shares or ADSs in their particular circumstances.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary, or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. Such actions would also be inconsistent with the claiming of the preferential rates of tax applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Brazilian taxes and the availability of the preferential tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and foreign tax consequences of owning and disposing of common shares or ADSs in their particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on common shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. U.S. Holders should consult their tax advisers to determine whether these preferential rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2012 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

Interest Rate Risk

On December 31, 2012, our outstanding debt accrued interest at the CDI, FIXED, TJLP and IPCA totaled R$4,279.4 million.  On the same date, we had cash and cash equivalents, in the amount of R$4,429.8 million in instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2012 would have resulted in a variation of R$42.8 million in our interest expenses from financial contracts and a variation of R$44.3 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).  For purposes of this interest rate risk sensitivity analysis, financial assets and liabilities denominated in the same currency (e.g., U.S. dollars) are grouped in separate homogenous categories.  This interest rate risk sensitivity analysis may therefore overstate the impact of interest rate fluctuations to us, as unfavorable movements of all interest rates are unlikely to occur consistently among different homogenous categories.

Exchange Rate Risk

As of December 31, 2012, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans.  We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

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

During the year ended December 31, 2012, we received from our depositary U.S.$1,330,824 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities.  See also “Item 10.E. Additional Information – Taxation.”

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None

Item 15.  Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.  Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO and Chief Financial Officer, or CFO as of December 31, 2012.  Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework.  Our management concluded that as of December 31, 2012, our internal control over financial reporting was effective, based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2012.

(c) Audit Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2012.  Their attestation report on internal controls over financial reporting is included herein.

(d) Changes in Internal Control over Financial Reporting

The Company constantly aims to improve the quality of its internal controls over financial reporting. This may result in the modification of certain internal processes and operations, without necessarily affecting related controls. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Auditores Independentes, during the years ended December 31, 2012 and 2011:

	Year ended December 31,
	2012	2011
	(in thousands of reais)
Audit fees	2,654	2,584
Audit–related fees	615	873
Tax fees	63	–
All other fees	–	–
Total fees	3,332	3,457

Audit fees in the above table are the aggregate fees billed PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes Oxley Act.

In 2012, our external auditors provided audit and audit-related services other than in connection with the audit of our financial statements.  Such services included (1) services related to the audit of our internal controls over financial reporting, (2) accounting assistance and advice, (3) agreed procedures for aspects of regulatory accounting, and (4) tax audit assistance.

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Statutory Audit Committee. Accordingly, the Statutory Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors (the “PreApproval Policy”).  Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre- approved by the Statutory Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Statutory Audit Committee of pre-approved services.  The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre- Approval Policy affirms that the Statutory Audit Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management. All non-audit services provided by the Group’s principal auditing firm were approved by the audit committee, and all such non-audit services to be provided in the future will also require approval from the audit committee.

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

Since Brazilian corporate law does not specifically grant our Statutory Audit Committee the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we adopted a Statutory Audit Committee charter at a shareholders’ meeting held on May 6, 2004 and revised the charter at the shareholders’ meeting held on March 16, 2006 and later at the Statutory Audit Committee Meeting held on June 24, 2009, to clarify that the Statutory Audit Committee has certain powers and duties, which include among others the powers herein mentioned, and also further specified heightened qualification requirements for members of the Statutory Audit Committee.  On May 4, 2006, our Board of Directors approved the submission to the Shareholders’ Meeting of a proposal to amend our By-laws.  The proposal provides for the incorporation of the above-mentioned powers, duties and qualifications relating to the Statutory Audit Committee into the By-laws.  Said proposal was approved by the Shareholders’ meeting held on June 5, 2006.

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

Executive Sessions

According to Brazilian corporate law, up to one-third of the members of the Board of Directors can be elected for executive positions. The remaining non-management directors are not expressly empowered to serve as a check on management and there is no requirement that those directors meet regularly without management.

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

Item 19.  Exhibit Index

EXHIBIT INDEX

1.1
By-laws of TIM Participações S.A. approved at the Annual Shareholder’s Meeting held on April 11, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

2.1
Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., J.P. Morgan Chase Bank, as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.

4.1*
Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES Bank, as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation).

4.2*
Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES Bank, as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation).

4.3
Credit Agreement, dated as of January 28, 2008, between TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.4
Finance Contract, dated as of December 29, 2011, among European Investment Bank, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.5
Loan Agreement dated as of September 5, 2011, between Tim Celular and JP Morgan, under Resolution CMN No. 4131, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.6
Loan Agreement dated as of September 6, 2011, between Tim Celular and Bank of America, under Resolution CMN No. 4131, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.7
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.8
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (now denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.9
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and AES Communications Rio de Janeiro S/A. (now denominated TIM Fiber RJ S/A) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.10
Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.11
Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.12
Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.13
Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June May 14, 2012.

4.14
Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.15
Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Nordeste S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.16
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

4.23
Interconnection Network Agreement relating to Local Services dated as of June 1, 2003 between TIM Sul and Brasil Telecom (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 19, 2004.

4.24
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

4.27
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.28
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.29
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.30
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

4.41	Term of Authorization for Use of Radiofrequencies, dated as of November 30, 2005, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda.
4.42
Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

4.43
Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to note 37 to our consolidated financial statements included in this annual report.
8.1*	List of Significant Subsidiaries.
11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.
15.1*	Consent of PricewaterhouseCoopers Auditores Independentes.

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

TIM PARTICIPAÇÕES S.A.

Date:	April 26, 2013	By:	/s/ Rodrigo Modesto de Abreu
			Name:	Rodrigo Modesto de Abreu
			Title:	Chief Executive Officer

By:	/s/ Claudio Zezza
	Name:	Claudio Zezza
	Title:	Chief Financial Officer

TIM Participações S.A.
and subsidiaries
Consolidated financial statements in
December 31, 2012, 2011
and independent auditors' report

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2012, 2011

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries (“the Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
April 26, 2013

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Consolidated balance sheets as of December 31
(In thousands of Reais)

	2012	2011 Restated
Assets
Current assets
Cash and cash equivalents (Note 6)	4,429,780	3,262,855
Financial assets at fair value through profit or loss (Note 7)	810	1,872
Accounts receivable (Note 8)	3,650,871	3,285,782
Inventories (Note 9)	269,145	273,171
Recoverable indirect taxes and contributions (Note 10)	906,101	608,025
Recoverable direct taxes and contributions (Note 11)	331,225	616,235
Prepaid expenses (Note 13)	180,371	113,192
Derivative financial instruments (Note 41)	104,712	55,889
Other assets (Note 15)	94,702	68,795
	9,967,717	8,285,816
Non-current assets

Financial assets at fair value through profit or loss (Note 7)	21,834	25,873
Accounts receivable (Note 8)	61,305	59,712
Recoverable indirect taxes and contributions (Note 10)	215,261	376,479
Recoverable direct taxes and contributions (Note 11)	21,658	22,739
Deferred income tax and social contribution (Note 12)	1,252,018	1,489,618
Judicial deposits (Note 14)	821,312	607,627
Prepaid expenses (Note 13)	94,038	92,874
Derivative financial instruments (Note 40)	84,095	65,315
Other assets (Note 15)	14,040	13,884

Property, plant and equipment (Note 16)	7,566,510	6,732,239
Intangible assets (Note 17)	5,989,189	5,761,248

	16,141,260	15,247,608
Total assets	26,108,977	23,533,424

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

Consolidated balance sheets as of December 31
(In thousands of Reais)

	2012	2011 Restated
Liabilities Current liabilities
Suppliers (Note 18)	4,293,121	3,709,301
Loans and financing (Note 19)	951,013	1,090,174
Derivative financial instruments (Note 40)	42,061	77,055
Labor obligations (Note 20)	133,283	145,803
Indirect taxes, fees and contributions (Note 21)	635,061	693,645
Direct taxes, fees and contributions (Note 22)	204,917	454,124
Dividends payable (Note 26)	373,241	326,348
Authorizations payable (Note 2)	369,583	42,420
Other liabilities (Note 23)	372,942	287,156
	7,375,222	6,826,026
Non-current liabilities
Loans and financing (Note 19)	3,439,082	2,570,409
Derivative financial instruments (Note 40)	36,144	89,078
Indirect taxes, fees and contributions (Note 21)	246,180	142,953
Direct taxes, fees and contributions (Note 22)	175,892	167,447
Deferred income tax and social contribution (Note 12)	196,806	145,245
Provision for contingencies (Note 24)	311,287	229,521
Pension plan and other post-employment benefits (Note 41)	4,486	2,785
Provision for asset retirement obligations (Note 25)	298,808	261,918
Other liabilities (Note 23)	192,200	144,688
	4,900,885	3,754,044
Shareholders’ equity (Note 26)
Capital	9,839,770	9,839,770
Capital reserves	387,000	384,489
Profit reserves	3,609,469	2,732,464
Treasury shares	(3,369)	(3,369)
	13,832,870	12,953,354
Total liabilities and shareholders' equity	26,108,977	23,533,424

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

INCOME STATEMENTS
Years ended December 31
(In thousands of Reais)

	2012	2011 Restated	2010 Restated

Net operating revenues (Note 28)	18,763,947	17,085,977	14,457,450

Cost of services provided and goods sold (Note 29)	(9,880,984)	(8,542,639)	(7,286,311)
Gross income	8,882,963	8,543,338	7,171,139

Operating revenues (expenses):
Selling (Note 30)	(4,774,161)	(4,848,512)	(4,494,608)
General and administrative (Note 31)	(1,029,943)	(963,394)	(1,008,694)
Other operating expenses, net (Note 32)	(757,414)	(669,093)	(467,703)
	(6,561,518)	(6,480,999)	(5,971,005)

Operating income	2,321,445	2,062,339	1,200,134

Financial results:
Financial income (Note 33)	304,034	310,521	231,671
Financial costs (Note 34)	(428,116)	(448,779)	(380,501)
Foreign exchange variations, net (Note 35)	(43,883)	(100,600)	(96,627)
	(167,965)	(238,858)	(245,457)

Income before income tax and social contribution	2,153,480	1,823,481	954,677

Income tax and social contribution (Note 36)	(704,592)	(545,636)	1,257,038

Net income for the year	1,448,888	1,277,845	2,211,715

Earnings per share attributed to shareholders (in R$ per share)

Basic earnings per share (Note 37)	0.5995	0.5645	0.8955

Diluted earnings per share (Note 37)	0.5994	0.5642	0.8955

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME
Years ended December 31
(In thousands of Reais)

	2012	2011	2010

Net income for the year	1,448,888	1,277,845	2,211,715

Other components of comprehensive income
Pension plan and other post-employment benefits (Note 41)	(232)	-	-

Total comprehensive income for the period	1,448,656	1,277,845	2,211,715

Attributable to:
Company Shareholder	1,448,656	1,277,845	2,211,715

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In thousands of Reais)

			Profit reserves
	Capital stock	Capital reserves	Legal reserve	Reserve for expansion	Treasury shares		Accumulated losses	Total
						Other comprehensive income
Balances as of December 31, 2010	8,149,096	396,129	226,848	1,528,736	-	-	-	10,300,809

Dividends recorded directly in shareholder's equity (Note 26)	-	-	-	3,327	-		-	3,327
Treasury shares (Note 26)	-	-	-	-	(3,369)		-	(3,369)
Increase in capital through transfer of reserves (Note 26)	15,569	(15,569)	-	-	-		-	-
Capital increase due to the public offering of shares (Note 26)	1,640,854	-	-	-	-		-	1,640,854
Capital increase due to over-allotment of shares (Note 26)	81,368	-	-	-	-		-	81,368
Costs from public offering of shares (Note 26)	(47,117)	-	-	-	-		-	(47,117)
Stock options (Note 27)	-	3,929	-	-	-		-	3,929
Net income for the year	-	-	-	-	-		1,281,228	1,281,228
Allocation of net income for the year:
Legal reserve (Note 26)	-	-	64,061	-	-		(64,061)	-
Dividends (Note 26)	-	-	-	-	-		(304,292)	(304,292)
Reserve for expansion (Note 26)	-	-	-	912,875	-		(912,875)	-
Business combination impact	-	-	-	(3,383)	-		-	(3,383)
Balances as of December 31, 2011 - Restated	9,839,770	384,489	290,909	2,441,555	(3,369)		-	12,953,354
Dividends recorded directly in shareholder's equity (Note 26)	-	-	-	3,097	-		-	3,097
Additional dividends	-	-	-	(229,160)	-		-	(229,160)
Stock options (Note 27)	-	2,511	-	-	-		-	2,511
Impact of the amalgamation of subsidiaries	-	-	-	(1,477)	-		-	(1,477)
Additional retirement costs in subsidiary	-		-	-	-	(232)	-	(232)
Net income for the year	-	-	-	-	-		1,448,888	1,448,888
Allocation of net income for the year:
Legal reserve (note 26)	-	-	72,444	-	-		(72,444)	-
Dividends (Note 26)	-	-	-	-	-		(344,111)	(344,111)
Reserve for expansion (Nota 26)	-	-	-	1,032,333	-		(1,032,333)	-
Balances as of December 31, 2012	9,839,770	387,000	363,353	3,246,348	(3,369)	(232)	-	13,832,870

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CASH FLOW
Years ended December 31
(In thousands of Reais)

	2012	2011 Restated	2010 Restated
Operating activities
Income before income tax and Social Contribution	2,153,480	1,823,481	954,677
Adjustments to reconcile net income with net cash from operations:
Depreciation and amortization	2,688,588	2,595,968	3,012,917
Residual value of property, plant and equipment and intangible assets written off	13,927	20,904	27,212
Interest from obligations arising from retirement of assets	2,617	(1,144)	1,057
Provision for contingencies	237,972	175,653	32,457
Monetary restatement on court deposits and contingencies	33,494	(13,954)	(10,515)
Interest and monetary and exchange variation on loans	276,067	371,205	398,947
Interest on financial investments	(153,026)	(205,408)	(145,537)
Provision for impairment of accounts receivables (Note 8)	250,972	231,529	310,498
Stock Options (Note 27)	2,511	3,929	-
Deferred income (IR) and social contribution (CSLL) taxes on pension plan and other post employment benefits	(1,417)	-	-
Other financial adjustments	8,813	88,158	7,866
	5,513,998	5,090,321	4,589,579
Decrease (increase) in operating assets
Accounts receivable	(541,421)	(782,853)	(481,662)
Recoverable taxes and contributions	197,651	(376,974)	(33,017)
Inventories	4,026	(39,379)	177,781
Prepaid expenses	(68,342)	(11,418)	(161,773)
Judicial deposits	(181,383)	(185,610)	(149,947)
Other current and noncurrent assets	(24,501)	33,400	(6,798)
Increase (decrease) in operating liabilities
Labor obligations	(12,520)	11,606	17,428
Suppliers	550,594	573,532	(13,001)
Taxes, fees and contributions	(625,864)	63,387	43,625
Authorizations payable	327,162	2,122	19,562
Provision for contingencies	(222,000)	(218,105)	(105,444)
Other current and non-current liabilities	47,769	(5.849)	113,139
Net cash from operating activities	4,965,169	4,154,180	4,009,472

Investments
Acquisition of TIM Fiber RJ and TIM Fiber SP (Note 48)	-	(1,529,588)	-
Financial instruments at fair value through profit or loss	158,127	211,151	276,381
Acquisitions of property, plant and equipment and intangible assets	(3,764,726)	(3,027,113)	(2,872,901)
Asset retirement obligation	34,273	7,324	15,045
Cash from the acquisition of TIM Fiber RJ and TIM Fiber SP (Note 46)	-	18,973	-
Net cash used in investment activities	(3,572,326)	(4,319,253)	(2,581,475)

Financing
Capital increase (Note 26)	-	1,722,222	-
Costs from the Issuance of Shares (Note 26)	-	(47,117)	-
Treasury shares (Note 26)	-	(3,369)	-
New loans	1,676,071	892,866	452,843
Loans settled	(1,304,564)	(939,119)	(1,671,716)
Shareholders reimbursement – TIM Fiber RJ S.A´s reverse split	(549)	-	-
Derivative financial instruments	(73,593)	(87,433)	(44,735)
Dividends paid	(523,283)	(486,354)	(201,181)
Net cash from (used in) financing activities	(225,918)	1,051,696	(1,464,789)

Increase (decrease) in cash and cash equivalents	1,166,925	886,623	(36,792)

Cash and cash equivalents at the beginning of the year	3,262,855	2,376,232	2,413,024
Cash and cash equivalents at the end of the year	4,429,780	3,262,855	2,376,232

	2012	2011	2010

Interest paid	299,739	225,180	296,533
Income and social contribution taxes paid	287,439	269,827	110,419

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

1         Operations

TIM Participações S.A. (“TIM Participações” or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Itália Group and holds 66.68% of the total capital of TIM Participações as of December 31, 2012 and 2011. The Company’s main purpose is to control companies providing telecommunications services. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADR)  on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with the regulator requirements, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Through Act No. 4634, of August 11, 2009, Anatel approved the acquisition of Intelig Telecomunicações Ltda. (“Intelig”) by TIM Participações. This act also granted eighteen month period for the elimination of geographic overlap of STFC licenses held by TIM Celular S.A. (“TIM Celular”) and Intelig. The eighteen month-period started with the transfer of control of Intelig in accordance with Brazilian law, that is, December 30, 2009. The original period was extended by twelve months, with the publication by Anatel of Act no. 4559, dated June 29, 2011.

On December 30, 2011, TIM Participações S.A. officially notified Anatel that the STFC licenses held by Intelig for Domestic Long Distance and International Long Distance voice services would be discontinued. Thus, the long-distance “code 23” ceased to exist as of June 30, 2012. Additionally, Anatel was notified that TIM Celular’s STFC license for local services would be discontinued at June 30, 2012. Upon the elimination of license overlap in this period, Anatel demanded to the subsidiaries TIM Celular and Intelig for execution of new Instruments of Authorization adjusted to the new scenario for provision of STFC services. The Instruments were executed at the end of October 2012.

Suspension by Anatel of chip sales

On July 18, 2012, Anatel issued a Provisional Measure, through Order No. 4.783/2012, determining the suspension of the sale of chips and activation of new users in TIM Celular. This act is valid for TIM Celular in 18 Brazilian States, plus the Federal District, as from July 23, 2012.

On July 24, 2012, TIM Celular submitted its National SMP Improvement Plan to Anatel, which was the subject matter of several meetings with the Agency, resulting in the amendments presented on July 25 and August 1, 2012. On August 2, 2012, Order No. 5.156/2012 was issued to permit the sale and activation of new chips.

On December 11 and 12, 2012, Anatel disclosed the partial result of the first assessment of the National SMP Improvement Plan at the House of Representatives and at the Federal Senate, respectively. The Company has not yet had access to the full results and assessment reports prepared.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Direct subsidiaries

(a)	TIM Celular S.A.

The Company holds 100% of TIM Celular. Until June 30, 2012, this subsidiary has been providing the following services, in all Brazilian states:

•	Personal Mobile Service (“SMP”);
•	Landline Telephone Services (“STFC”) – Local, Domestic Long Distance and International Long Distance voice services; and
•	Multimedia Communication Service (“SCM”).

As previously mentioned, since the third quarter of 2012, the subsidiary started rendering STFC services only for domestic and international long distance. The SMP and SCM services remained unchanged.

•	Acquisition and merger of TIM Fiber SP and TIM Fiber RJ

TIM Celular acquired, in the fourth quarter of 2011, a 100% interest in Eletropaulo Telecom Ltda. (currently TIM Fiber SP Ltda. - “TIM Fiber SP”) and a 98.3% interest in AES Communications Rio de Janeiro SA (currently TIM Fiber RJ S.A. - “TIM Fiber RJ”), SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. These acquisitions had as objectives the Company’s expansion of operations in high-speed data communications, enabling the subsidiaries to offer new products to its customers, reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

After the acquisition of AES Communications Rio de Janeiro S.A., TIM Celular extended to the minority shareholders of AES Communications Rio de Janeiro S.A.an offer to purchase their shares at the same price offered to the former controlling entity. At the end of the offer, on February 27, 2012, TIM Celular had acquired an additional 1.4% interest in the entity.

On July 18, 2012, an Extraordinary Shareholders’ Meeting, TIM Fiber RJ’s shareholders approved a reverse split of its shares converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular holds 100% of the shares of TIM Fiber RJ. The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ just before the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders’ meeting that approved the reverse split.

On August 29, 2012, TIM Fiber RJ and TIM Fiber SP submitted their SCM license waiver to Anatel. On the same day, (i) the Shareholders’ Meeting of TIM Fiber SP and (ii) the Annual Shareholders’ Meetings of TIM Fiber RJ and TIM Celular, approving the merger of the former two entities into the structure of the latter. As a result of this transaction, all the operations including the client basis from TIM Fiber RJ and TIM Fiber SP migrated to TIM Celular.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

The amalgamated assets and liabilities from TIM Fiber RJ e TIM Fiber SP are as follows:

TIM Fiber RJ
Assets		Liabilities

Current	23,377	Current	57,805

Non current	169,223	Non Current	17,451

		Shareholders´equity	117,344

Total Assets	192,600	Total Liabilities and Shareholders´ Equity	192,600

Tim Fiber RJ had a net income amounting to R$5,810 in the amalgamation date.

TIM Fiber SP
Assets		Liabilities

Current	31,321	Current	80,087

Non current	240,160	Non current	59,365

		Shareholders´ Equity	132,029

Total Assets	271,481	Total Liabilities and Shareholders´ Equity	271,481

Tim Fiber SP had a net income amounting to R$9,491 in the amalgamation date.

(b)	Intelig Telecomunicações Ltda.

The Company holds 100% of Intelig’s shares. Until June 30, 2012, this subsidiary had provided the following services, in all Brazilian states:

•	STFC Local, Domestic Long Distance and International Long Distance voice services; and
•	SCM.

As previously mentioned, since the third quarter of 2012, this subsidiary provides STFC services only for local coverage. The SCM services remained unchanged.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

2          Licenses

Licenses to use radio frequencies for SMP services are for a fixed period. They have the following expiration dates, with the possibility of a one-time renewal for a further 15 years. Renewals must then be confirmed every two years, with an obligation to pay to the Granting Authority in an amount equal to 2% of the net revenues recorded in the first year of each two-year confirmation period. The payment considers only the net revenues directly related to the regions covered by each renewed license. As of December 31, 2012, the Company had accounts payable related to the licenses renewal in the amount of R$41,276. The SMP licenses in force on December 31, 2012, are shown in the table below:

Expiration date
Concession areas	450 MHz	800MHz, 900 MHz and 1.800 MHz	Additional frequencies 1800 MHz	1900 e 2100 MHz (3G)	2500 MHz (Band V1 – 4G)	2500 MHz (Band P** – 4G)
Amapá, Roraima, Pará, Amazonas e Maranhão	-	March, 2016	April, 2023	April, 2023	October, 2027	AM – September, 2014 PA – February, 2024***
Rio de Janeiro e Espírito Santo	Outubro, 2027	March, 2016	-	April, 2023	October, 2027	RJ – February, 2024***
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR - Outubro, 2027	March, 2016	-	April, 2023	October, 2027	DF – February, 2024***
São Paulo	-	March, 2016	-	April, 2023	October, 2027	-
Paraná (except municipalities of Londrina and Tamarana)	Outubro, 2027	September, 2022*	April, 2023	April, 2023	October, 2027*	February, 2024***
Santa Catarina	Outubro, 2027	September, 2023*	April, 2023	April, 2023	October, 2027*	-
Municipality and region of Pelotas in Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027*	-
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027*	-
Ceará	-	November, 2023*	-	April, 2023	October, 2027*	-
Paraíba	-	December, 2023*	-	April, 2023	October, 2027*	-
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027*	-
Alagoas	-	December, 2023*	-	April, 2023	October, 2027*	-
Piauí	-	March, 2024*	-	April, 2023	October, 2027*	-
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)	-	April, 2013	April, 2023	April, 2023	October, 2027	February, 2015
Bahia e Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-

* Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.
** Does not include the whole state but only certain areas of it.
*** There is no renewal period since the frequency was acquired for the leftover period.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

In December 2011, TIM Celular participated in the Public Bid No. 001/2011/PVCP/SPV – Anatel and acquired nine lots in the 1,800 MHz radio frequency band. These acquisitions supplement its transmission capacity in the states of Rio Grande do Sul, Espírito Santo and São Paulo (country side), as well as in states comprising the Center-West region. As the winning bidder, the subsidiary will undertake to pay a total of R$80,000 for the remaining period of the grants in these states. The final awarding of these lots took place in the last quarter of 2012 and the agreements are expected to be executed during 2013.

Additionally, in June 2012, TIM Celular and Intelig participated in the Auction for the acquisition of radio frequencies for the “4th Generation of SMP” and the 450MHZ frequency of the STFC service (Public Bid No. 004/2012/PVCP/SPV – Anatel). The subsidiaries were the winners of 6 lots (1 national lot and 5 regional lots) in the amount of R$364,784. These lots enable the use of the 2.5 GHz radio frequency throughout the national territory for 15 years, with the possibility of renewal for an additional 15 years. On October 16, 2012, TIM Celular signed the aforesaid Instrument of Authorization. The Company paid the equivalent of 10% of the amount attributed to the Instrument of Authorization at the 4G auction, disbursing R$36,478. The remaining 90% should be settled no later than June 5, 2013.

Also on October 16, 2012, Intelig was authorized to use the 450MHz radio frequency, so as to meet the rural telephone commitments arising from Bid Notice No. 004/2012/PVCP/SPV – Anatel.

The STFC and SCM licenses held by TIM Participações’ subsidiaries have no expiration date.

3          Basis for preparation and submission of financial statements

The significant accounting policies applied to the preparation of these financial statements are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

a. General preparation and disclosure criteria

The financial statements were prepared based on the historical cost and financial assets available for sale and financial liabilities (including derivatives) measured at fair value.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies. Those areas requiring a greater level of judgment and having greater complexity, as well as the areas in which assumptions and estimates are material for the financial statements, are shown in Note 5.

The consolidated financial statements were prepared and disclosed in accordance with accounting practices adopted in Brazil (CPC´s) and the International Financial Reporting Standards – IFRS, issued by the International Accounting Standard Board – IASB. Without divergences in the application of CPCs/IFRS, the Company adopts accounting practices from the Brazilian Corporate Law and Specific Rules issued by the Brazilian Securities and Exchange Commission – CVM and  Brazilian Telecommunications Agency - Anatel.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Assets and liabilities are reported according to their degree of liquidity and enforceability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income and social contribution tax balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of IAS 1 (CPC 32).

b.         Comparability of Financial Statements

b.1       Licenses of use of radiofrequencies

The Company and its subsidiaries aim to continuously improve their corporate governance level, the presentation of financial statements and, especially, the alignment with accounting practices required by the Brazilian Securities Commission (CVM) and with international practices specifically applicable to their field of activity. In this sense, the Company and its subsidiaries performed an analysis of the best accounting practices applicable to their field of activity, which resulted in changes, the effects of which are stated below.

As provided for in Note 2, after the expiration date of the licenses which set forth the right to use the radio frequency for providing SMP service, ANATEL grants a right to renewal for an additional 15 years. In this case, at every two years, the Granting Authority should receive the amount of 2% of the previous year’s net revenues from each region supported.

The Company previously adopted the procedure of recording the amount of this renewal as “Cost of Services Provided” in the income statement proportionally to the corresponding period. In the second quarter of 2012, the Company decided to modify the accounting treatment, capitalizing the full amount of the renewal of the license and amortizing it over the estimated life. Such accounting treatment was retroactively adopted for previous years, and the appropriate adjustments and/or reclassifications were made as follows:

(i)	Represents the capitalization of the renewal of licenses, net of amortization;

(ii)	Reclassification of the existing liability balance as of December 31, 2011, which was previously recorded as “Indirect taxes, fees and contributions”, to “Licenses payable”;

(iii)	Represents the recording of liabilities for the renewal of licenses payable;

(iv)	Reclassification of license renewal expenses from “Costs of Services Provided” to “Other Operating Expenses” in the “amortization of concessions” subgroup.

(v)	Represents the capitalization of licenses insurance, net of amortization, which was previously recorded as “Prepaid expenses”;

(vi)	Reclassification of unlicensed insurance expenses from “Costs of services provided” to “Other operating expenses” in the “Amortization of concessions” subgroup.

The reclassification amounts were immaterial to prior periods. However, the company revised 2011 and 2010 to be consistent with prior years.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

	December 31, 2010
	Original	(iv)	(vi)	Restated

Net operating revenues	14,457,450			14,457,450

Costs of services provided and goods sold	(7,305,767)	18,368	1,088	(7,286,311)
Gross income	7,151,683	18,368	1,088	7,171,139

Operating revenues (expenses)::
Sales	(4,494,608)			(4,494,608)
General and administrative	(1,008,694)			(1,008,694)
Other operating expenses, net	(448,247)	(18,368)	(1,088)	(467,703)
	(5,951,549)	(18,368)	(1,088)	(5,971,005)

Operating income	1,200,134	-	-	1,200,134

Financial results:
Financial income	231,671			231,671
Financial costs	(380,501)			(380,501)
Foreign exchange variations, net	(96,627)			(96,627)
	(245,457)	-	-	(245,457)

Income before income tax and social contribution	954,677	-	-	954,677

Income tax and social contribution	1,257,038			1,257,038

Net income for the year	2,211,715	-	-	2,211,715
Business combination – purchase price allocation (PPA)

The purchase price allocation (“PPA”) process, as set forth in Note 46, arising from the acquisition of TIM Fiber RJ and TIM Fiber SP, according to Note 1, was concluded on October 31, 2012, and retroactively recorded in the Company’s financial statements, as required under IFRS 3.

Due to the complexity of the assessment, the Company has concentrated its efforts on the identification of the principal factors that led to the acquisition of control in said entities, which were the possibility of expansion in the corporate segment and the launch of residential broadband services, which, in essence, represent the capacity of the Company to obtain gains from the assets purchased that exceed the amounts currently recorded by the Companies, and, in consequence, are not allocated to a specific asset or liability, representing goodwill.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

The adjustments, with respect to the “PPA”, are detailed below:

	December 31, 2011
Assets	Original	(i)	(v)	(*)	Restated
Current Assets
Cash and cash equivalents	3,262,855	-	-	-	3,262,855
Financial assets at fair value through profit or loss	1,872	-	-	-	1,872
Accounts receivable	3,285,782	-	-	-	3,285,782
Inventories	273,171	-	-	-	273,171
Recoverable indirect taxes and contributions	608,025	-	-	-	608,025
Recoverable direct taxes and contributions	616,235	-	-	-	616,235
Prepaid expenses	114,502	-	(1,310)	-	113,192
Derivative financial instruments	55,889	-	-	-	55,889
Other assets	68,795	-	-	-	68,795
	8,287,126	-	(1,310)	-	8,285,816

Non-current Assets
Financial assets at fair value through profit or loss	25,873	-	-	-	25,873
Accounts receivable	59,712	-	-	-	59,712
Recoverable indirect taxes and contributions	376,479	-	-	-	376,479
Recoverable direct taxes and contributions	22,739	-	-	-	22,739
Deferred income tax and social contribution	1,488,235	-	-	1,383	1,489,618
Judicial deposits	607,627	-	-	-	607,627
Prepaid expenses	92,874	-	-	-	92,874
Derivative financial instruments	65,315	-	-	-	65,315
Other assets	13,884	-	-	-	13,884

Property, plant and equipment	6,624,081	-	-	108,158	6,732.239
Intangible assets	5,774,276	30,396	1,301	(44,734)	5,761,248
Intangible assets	4,481,604	30,396	1,301	(4,111)	4,509,199
Goodwill (Note 46)	1,292,672	-	-	(133,023)	1,159,649
List of clients	-	-	-	92,400	92,400
	15,151,095	30,396	1,310	64,807	15,247,608
Total assets	23,438,221	30,396	-	64,087	23,533,424

(*) Effect of the business combination process (“purchase price allocation  - PPA”), mentioned in note 46.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	Original	(ii)	(iii)	(*)	Restated
Liabilities
Current Liabilities
Suppliers	3,709,301	-	-	-	3,709,301
Loans and financing	1,090,174	-	-	-	1,090,174
Derivative financial instruments	77,055	-	-	-	77,055
Labor obligations	145,803	-	-	-	145,803
Indirect taxes, fees and contributions	705,669	(12,024)	-	-	693,645
Direct taxes, fees and contributions	454,124	-	-	-	454,124
Dividends payable	326,348	-	-	-	326,348
Authorizations payable	-	-	42,420	-	42,420
Other liabilities	287,156	-	-	-	287,156
	6,795,630	(12,024)	42,420	-	6,826,026
Non-current Liabilities
Loans and financing	2,570,409	-	-	-	2,570,409
Derivative financial instruments	89,078	-	-	-	89,078
Indirect taxes, fees and contributions	142,953	-	-	-	142,953
Direct taxes, fees and contributions	167,447	-	-	-	167,447
Deferred income and social contribution taxes	77,055	-	-	68,190	145,245
Provision for contingencies	229,521	-	-	-	229,521
Pension plans and other post-employment benefits	2,785	-	-	-	2,785
Provision for asset retirement obligations	261,918	-	-	-	261,918
Other liabilities	144,688	-	-	-	144,688
	3,685,854	-	-	68,190	3,754,044
Shareholders’ Equity
Capital	9,839,770	-	-	-	9,839,770
Capital reserves	384,489	-	-	-	384,489
Profit reserves	2,735,847	-	-	(3,383)	2,732,464
Treasury shares	(3,369)	-	-	-	(3,369)
	12,956,737	-	-	(3,383)	12,953,354
Total liabilities and shareholders’ equity	23,438,221	(12,024)	42,420	(64,807)	23,533,424

(*) Effect of the business combination process (“purchase price allocation  - PPA”), mentioned in note 46.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

	December 31, 2011
	Original	(iv)	(vi)	( *)	Restated

Net operating revenues	17,085,977	-	-	-	17,085,077

Costs of services provided and goods sold	(8,561,433)	18,883	2,214	(2,303)	(8,542,639)
Gross income	8,524,544	18,883	2,214	(2,303)	8,543,338
Operating revenues (expenses):
Sales	(4,845,712)	-	-	(2,800)	(4,848,512)
General and administrative	(963,394)	-	-	-	(963,394)
Other operating expenses, net	(647,996)	(18,883)	(2,214)	-	(669,093)
	(6,457,102)	(18,883)	(2,214)	(2,800)	(6,480,999)

Operating income	2,067,442	-	-	(5,103)	2,062,339

Financial results:
Financial income	310,521	-	-	-	310,521
Financial costs	(448,779)	-	-	-	(448,779)
Foreign exchange variations, net	(100,600)	-	-	-	(100,600)
	(238,858)	-	-	(5,103)	(238,858)
Income before income tax and social contribution	1,828,584	-	-	-	1,823,481

Income tax and social contribution	(547,356)	-	-	1,720	(545,636)

Net income for the year	1,281,228	-	-	(3,383)	1,277,845

(*) Effect of the business combination process (“purchase price allocation  - PPA”), mentioned in note 46.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

c.         Approval of Financial Statements

These financial statements were approved by the Board of Directors of the Company on February 5, 2013.

4          Summary of significant accounting practices

The accounting practices adopted in preparing these consolidated statements are the International Financial Reporting Standards (IFRS).

a.	Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Earnings and losses linked to these items are recorded in the financial statements.

b.         Consolidation procedures

Subsidiaries are all entities whose financial and operating policies can be controlled by the Group and in which there is usually a shareholding of more than half of the voting rights. The existence and effect of potential voting rights, that are currently exercisable or convertible, are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases.

The following companies are consolidated in the financial statements:

		Interest
Corporate Name	Status	2012	2011
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%
TIM Fiber RJ S.A.*	Indirect subsidiary	-	100%
TIM Fiber SP Ltda.*	Indirect subsidiary	-	100%

(*) On August 29, 2012, the companies TIM Fiber RJ and TIM Fiber SP merged into TIM Celular, as mentioned in note 1.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the income statement as income.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

c.	Segment Information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.         Cash and cash equivalents

Cash and cash equivalents include cash, bank cash deposits and other short-term high liquidity investments, with original maturities of up to three months following the investment date, with an insignificant risk of change in amount.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

e.	Financial assets and liabilities

e.1	Financial assets

e.1.1	Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) loans and receivables. On all dates shown in these financial statements, Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not use hedge accounting.

(b)	Loans and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the financial statements they are classified as “accounts receivable”, cash or “other assets”.

e.1.2	Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After that date, changes in their fair value are directly booked in income for the year as financial revenues and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each base date shown. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3	Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

e.1.4     Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets, and that event (or events) of loss has (have) an impact on the estimated future cash flows of the financial asset, or group of financial assets, which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

•	Material financial difficulties of the issuer or borrower;
•	A breach of contract, such as default or late payment of interest or principal;
•	The Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;
•	It is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;
•	The disappearance of an active market for that financial asset because of financial difficulties, or
•
Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:

(i)	adverse changes in the payment status of borrowers in the portfolio;
(ii)	national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured at the difference between the book value of the assets and the new value (fair value less cost to sell / value in use) calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year.
If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower’s credit worthiness), the reversal of the impairment loss is also recognized in the consolidated income statement for the year.

e.2        Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and loans and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities valued at fair value through profit or loss, including derivatives. At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial revenues or expenses. On the dates presented in these financial statements, this category is composed basically of derivative financial instruments

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. Under this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial expenses, according to the effective interest rate method, is recognized in the income statement under “financial expenses”. On the dates of presentation of these financial statements, this category includes mainly loans and financing and accounts payable to suppliers of the Company.

f.	Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less impairment for accounts receivables (“impairment”).

The impairment of accounts receivables is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

g.	Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

h.	Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

i.	Prepaid expenses

These are stated at actual amounts disbursed and not yet incurred. They are allocated to expense as incurred.

This caption contains advanced payments related to advertising contracts which are expensed only when the service is effectively released.

j.	Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

k.	Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight line method over terms that take into account the expected useful lives of the assets and their residual value (note 16). The Company recognizes its assets by individual component.

The estimated costs of disassembling towers and equipment in rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial expenses. The accounting for this obligation is made according to ICPC12 / IFRIC 1.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “Other operating expenses, net” in the income statement.

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

l.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands, (ii) software in use and/or development, and (iii) customer list. Intangible assets also include goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the useful life of the assets and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Goodwill

Goodwill is the positive difference between the amount paid or payable for an entity acquired and its net assets on the date of acquisition. These assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the income statement for the period, on the date of acquisition.

When the assessment of fair values of assets and liabilities identified as belonging to a business combination is incomplete on the date of presentation of financial statements, the Company recognizes, in this financial statements, the provisional values of the assets and liabilities under analysis. In this case, the subsequent completion of the purchase accounting process may give rise to a retrospective adjustment of the accounting balances of assets and liabilities, applying these adjustments as at the effective date of purchase of the entity acquired. Such procedures may affect the value of goodwill and that of other assets already stated provisionally. The accounting standard in force establishes that the purchase accounting process should be concluded within one year after the date of purchase.

The goodwill is not regularly amortized and must be tested annually to identify probable impairment

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

in its value. The accounting record of the goodwill is made at its cost less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software to make it available for use;

- Management plans to complete the software and use it or sell it;

- the software will generate probable future economic benefits, that can be demonstrated;

- technical, financial and other resources are available to conclude development and use or sell the software, and

- the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on loans and financing.

m.	Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment assessment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed where it can be shown that the reasons (or part of them) that gave rise to the provisions no longer exist on the financial statements reporting date.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

n.         Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

o.	Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

p.	Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee’s original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs, if any. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately in income. Gains and losses arisen from changes in the actuarial assumptions are recorded in the shareholders’ equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The Company has no additional obligation for payment after the contribution is made. Contributions are recognized as employee benefit expenses when payable.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Stock option

The Company operates share-based compensation plans, which are settled with shares, through to which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted. The latter excludes the impact of any vesting conditions based on service and performance which are not market-related (for example, profitability, sales increase targets and remaining in employment for a specific period of time). Non-market-related vesting conditions are included in the assumptions underlying the number of option which will vest. The total expense amount is recognized during the period over which the right vests, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

q.	Income tax and social contribution

Income tax includes current and deferred income tax and social contribution, and transactions are recognized in the income statement. Income tax and social contribution are not recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement.

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt by quarterly or monthly payments of income tax and social contribution. During 2011, the Company and its subsidiaries paid these taxes monthly. In 2012, the entities opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Deferred income and social contribution tax credits and debits are shown net, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

r.	Provision for contingencies

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management.. Situations where losses are considered possible are subject to disclosure and those where losses have been considered remote are not disclosed.

s.          Shareholders’ equity

The principal items which affect the Company’s shareholders’ equity are subject to the following accounting practices:

Capital stock

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a Group company purchases the Company’s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company’s By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or in payment of dividends exceeding the minimum compulsory amount, for example, is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting.

t.	Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, etc., and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

can be estimated reliably.

Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

Interconnection and roaming traffic revenues are recorded separately, without offsetting the amounts owed to other telecom operators.

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

u.	Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases. Payments made for operating leases (net of any incentives received from the lessor) are recognized in the income statement using the straight-line method over the lease period.

v.	New standards, changes and interpretations of standards not yet in force

The following new standards, changes and interpretations of standards were issued by the IASB, but they are not in force for the year 2012. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CPC.

.
IAS 1 - "Presentation of the Financial Statements". The main change is the segregation of other comprehensive income in two groups: items that will be realized in the income statement and items that will remain in shareholders’ equity. The rule is applicable as from January 1, 2013. The impacts are related only to the disclosures

.
IAS 19 - “Benefits to Employees” amended in June 2011. This change was included in CPC 33 (R1). The rule is applicable as from January 1, 2013. The main changes are: (i) immediate recognition of past service costs in the income statement; (ii)  replacement of the interest cost and the return expected on plan assets by a single net interest rate. Management understands that the effects of these new rules for the Company will not be significant.

.
IFRS 9 - “Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

.
initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2015.

.
IFRS 10 - "Consolidated Financial Statements” uses principles that already exist, identifying the control concept as the main factor to determine whether an entity should or not be included in the parent company’s financial statements. The rules provide additional guidance to determine “control” and is applicable as from January 1, 2013.

.
IFRS 11 - “Joint Agreements”, issued in May 2011. The standard provides for a more realistic approach to joint agreements by focusing on the rights and obligations of the agreement rather than its legal form. There are two types of joint agreement: (i) joint operating agreement – which occurs when the operator has rights over assets and contractual obligations and, consequently, will book its portion of the assets, liabilities, income and expenses; and (ii) shared control agreement – which occurs when an operator has rights over the net assets of the agreement and books the investment using the equity method. The proportional consolidation method will no longer be permitted for joint control. The standard will come into effect on January 1, 2013 and there is no impact in the Company’s financial statements.

.
IFRS 12 - “Disclosure of Interest in Other Entities” deals with the disclosure requirements for all types of interests in other entities, including joint agreements, partnerships, special-purpose interests and other interests not recorded in the accounts. The Group is assessing the overall impact of IFRS 12, which comes into effect on January 1, 2013.

.
IFRS 13 - “Fair Value Measurement “, issued in May 2011. The purpose of IFRS 13 is to enhance the consistency and reduce the complexity of fair value measurement by providing a more accurate definition and a single source of fair value measurement and its disclosure requirements for use in IFRS. The requirements, which bring IFRS very much into line with US GAAP, do not extend the use of fair value accounting, but they provide guidance on how to apply it when its use is already required or permitted by other IFRS or US GAAP rules. The Group is assessing the overall impact of IFRS 13. The new standard will come into effect on January 1, 2013.

There are no other IFRS rules or IFRIC interpretations, which are not yet in force,  that could have a significant impact on the Group.

5	Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously evaluated, and they are based on our historical experience and factors such as expectations of future events deemed reasonable considering the circumstances.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

The Company’s future estimates are based on assumptions. By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. Below are the estimates and assumptions that include significant risk and may probably cause material adjustments in the book values of assets and liabilities for the next fiscal year:

(a)       Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s Business Plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of impairment test.

The recoverable value is variable to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.

As at December 31, 2012 and 2011, the principal non-financial assets for which this assessment are goodwills.

(b)       Asset retirement obligation

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve both estimated dismantling costs and the use of a discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

(c)       Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

on conservative tax assumptions.

(d)       Impairment of accounts receivables

The impairment of accounts receivables is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The impairment is considered sufficient to cover any losses on receivables.

(e)       Provision for contingencies

Contingencies are analyzed by the Company’s management and (internal and external) legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management judgment.

(f)        Fair value of derivatives and other financial instruments

The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Inputs, other than quoted prices quoted that are observable for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and

•	Level 3: Inputs for the asset or liability that are not based on observable market data.

(g)       Unbilled revenues

Considering that some billing cut off dates happen in intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take in account historical data of usage, number of days since the last billing date, among other factors.

6          Cash and cash equivalents

	2012	2011

Cash and banks	370,236	110,231
Financial investments:
CDB to be due within 90 days	4,059,544	3,152,624
	4,429,780	3,262,855

Bank Deposit Certificates (“CDB”) are nominative securities issued by banks and sold to the public

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

as a means of raising funds. Such securities can be traded during the contracted period, at any time, without significantly loss of value.

The calculation of the annual average return of the Company’s CDBs, including those not classified as cash and cash equivalents, is 101.11% of the Interbank Deposit Certificate – CDI rate.

7          Financial assets at fair value through profit or loss

	2012	2011

CDB	22,644	27,745
Current portion	(810)	(1,872)
Non current portion	21,834	25,873

The CDBs classified as current assets are due between 91 and 365 days. The investments classified as non-current are restricted for use by virtue of legal actions.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

8          Accounts receivable

	2012	2011

Billed services	1,027,730	999,908
Unbilled services	740,501	662,880
Network use	777,500	779,227
Sale of goods	1,511,159	1,221,680
Other accounts receivable	2,462	2,554
	4,059,352	3,666,249

Provision for doubtful debts	(347,176)	(320,755)
	3,712,176	3,345,494

Current portion	(3,650,871)	(3,285,782)
Non current portion	61,305	59,712

The fair value of accounts receivable equals the book value shown on December 31, 2012 and 2011. The total amount of BNDES loans is guaranteed by accounts receivable (see Note 19).

Variation in the provision for doubtful debts is as follows:

	2012	2011

Initial balance	320,755	369,043

Provision recording	250,972	231,529
Provision write-offs	(224,551)	(279,817)
Final balance	347,176	320,755

The aging of the accounts receivable is recorded as follows:

	2012	2011
Falling due	3,193,720	2,744,953
Past due for up to 30 days	52,434	177,429
Past due for up to 60 days	71,866	71,127
Past due for up to 90 days	290,739	267,285
Past due for more than 90 days	450,593	405,455
	4,059,352	3,666,249

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

9          Inventories

	2012	2011

Cellular phone sets	233,722	239,220
Accessories and pre-paid cards	9,239	10,967
TIM chips	37,839	38,875
	280,800	289,062
Provision for adjustment to realization amount	(11,655)	(15,891)
	269,145	273,171

10        Indirect taxes and contributions recoverable

	2012	2011

ICMS	1,113,727	978,826
Others	7,635	5,678
	1,121,362	984,504

Current portion	(906,101)	(608,025)
Non-current portion	215,261	376,479

The non-current portion basically refers to ICMS related to the subsidiaries’ property, plant and equipment.

11        Direct taxes and contributions recoverable

	2012	2011

Income tax and social contribution	27,454	357,355
PIS/COFINS	300,105	261,583
Other	25,324	20,036
	352,883	638,974

Current portion	(331,225)	(616,235)
Non-current portion	21,658	22,739

During 2012, the Company opted to pay income tax and social contribution in a quarterly basis instead of on a monthly basis. This explains the decrease in the 2012 amounts when compared to the previous year (in the previous year the monthly payments were recorded as advanced payments during the year and were compensated in the next year, at the moment of the effective payment of income tax and social contribution)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

PIS/COFINS tax credits – Law 9718/98

The Company and TIM Celular have filed suits partially alleging the unconstitutionality of article 3 of Law No. 9718/98 specifically regarding the expansion of the basis for calculation of taxes addressed therein. Briefly, this argument opposes the collection of PIS and Cofins on revenues other than those arising from the Company’s actual sales, according to the concept accepted by the established rule.

In May 2012, a final and unappealable decision was reached on the lawsuit filed by the Company as well as other companies which, after restructuring processes, were succeeded by the current TIM Celular (specifically the portion relating to TIM Sul). The favourable decisions permitted the Company to record gains amounting to R$20,185 (lawsuit directly attributable to the Company) and R$45,049 (lawsuits attributable to other Group’s former entities). These amounts were recorded in June 2012, under financial result. After the appropriate process of approval by the Brazilian Federal Revenue Office, the amounts of TIM Celular were monetized.

Similar proceedings regarding the same matter filed by other Group companies, which were also succeeded by TIM Celular, are still pending definition. The amounts involved are being calculated, and the recording of such credits will only occur after the decisions on the lawsuits are final and unappeallable.

12        Deferred income tax and social security taxes

Deferred income tax and social contribution are calculated using the prevailing rates for each tax, which currently are 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in note 36.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

The amounts shown in the accounts are as follows:

	2012	2011 Restated

Deferred taxes – Liabilities
PPA – TIM Fibes	-	(68,189)
Amortized goodwill – TIM Fibers	(72,915)	-
Business combination - Intelig	(123,891)	(75,015)
Other	-	(2,041)
	(196,806)	(145,245)

Deferred taxes – Assets
Tax losses	1,405,695	1,514,183
Social contribution losses	519,773	558,845
Temporary differences
Provision for doubtful debts	116,043	107,893
Derivative financial instruments	(37,605)	15,276
Provision for contingencies	105,776	77,886
Adjustment to present value – 3G license	20,776	22,718
Deferred tax on CPC adjustments	159,501	172,784
PPA Fiber adjustment	1,170	-
FISTEL judicial deposit	72,277	42,680
Profit sharing	11,283	12,607
Taxes with suspended enforceability	12,872	12,872
Others	17,214	33,676
	2,404,775	2,571,420

Unrecognized assets (Intelig and TIM Part.)	(1,152,757)	(1,081,802)

Portion of deferred tax assets	1,252,018	1,489,618

TIM Celular

TIM Celular has set up deferred income and social contribution tax assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings. Based on these projections, the subsidiary expects to recover the credits as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

2013	422,647
2014	262,786
2015	344,651
2016	100,430
2017 onwards	121,504
1,252,018

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2012. The time table for these credits recovering was approved by the Company’s Board of Directors and reviewed by the Audit Committee. It is not necessary to discounted the credits to their present values. As mentioned in note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$214.827 in 2012.

Intelig

Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income and social contribution taxes. Thus the company has maintained the provisions on the totality of these tax assets. As at December 31, 2012, the total amount provisioned was R$1,084,297 (R$1,012,082 as at December 31, 2011), of which R$952,743 refers to tax losses and social contribution losses, while R$131,554 refers to temporary differences. Intelig’s liabilities show deferred income and social contribution taxes amounting to R$123,891 (R$75,015 as at December 31, 2011), from the adoption of deemed cost at the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by tax losses, social contribution tax losses and temporary differences. As at December 31, 2012 the provision for losses on these deferred tax assets amounted to R$68,460 (R$69,132 as at December 31, 2011).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

13        Prepaid expenses

	2012	2011

Rentals and insurance	56,513	43,467
Advertising not released	139,436	86,686
Network swap	68,038	72,592
Others	10,422	3,321
	274,409	206,066
Current portion	(180,371)	(113,192)
Non-current portion	94,038	92,874

On April 1, 2010, our subsidiary Intelig and GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 23). As of December 31, 2012, the non-current balances were R$8,742 (R$8,742 as at December 31, 2011) and the long-term balances were R$59,296 (R$63,850 as at December 31, 2011). Both amounts are appropriated to income in the same proportion over a period of 10 years.

14        Judicial deposits

	2012	2011

Civil	179,074	153,253
Labor	205,481	153,653
Tax (*)	436,650	300,616
Regulatory	107	105
	821,312	607,627

(*) In April 2008, Federal Law No. 11652 was published related to the payment of the contribution for Development of the Public Radio Service to EBC (Empresa Brasil de Comunicação). It is the understanding of the company that this law is unconstitutional since the contribution lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March of 2010, 2011 and 2012 court deposits were made related to the contributions for these periods, in the amounts, respectively, of R$56,086; R$69,445; and R$87,049, totaling R$212,580.

For each of these judicial deposits, a liability was recorded at the same amount under the item “Indirect taxes and contributions payable”, under non-current liabilities, as this contribution involves an existing legal obligation.

15        Other assets

	2012	2011

Advances to suppliers	53,163	26,956
Advance to employees	3,712	5,044
Fiscal incentives	6,554	6,554
Other rights	45,313	44,125
	108,742	82,679

Current portion	(94,702)	(68,795)
Non-current portion	14,040	13,884

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

16        Property, Plant and Equipment

a.         Movement in property, plant and equipment

	Consolidated
	Balance as of 2011 (Restated)	Additions	Write-offs	Transfers	Balance as of 2012
Cost of property, plant and equipment, gross
Commutation / transmission equipment	10,916,951		(25,171)	1,404,749	12,296,529
Fiber optic cables	667,105		-	(64,626)	602,479
Loaned handsets	1,490,501		(34,305)	114,887	1,571,083
Infrastructure	2,795,386		(62)	706,860	3,502,184
Computer	1,253,177		(11,787)	80,681	1,322,071
General use assets	426,259		(18)	25,142	451,383
Land	40,499			6	40,505
Construction in progress	643,372	2,278,755		(2,267,699)	654,428

Total property, plant and equipment, gross	18,233,250	2,278,755	(71,343)	-	20,440,662

Accumulated depreciation
Commutation / transmission equipment	(7,212,887)	(818,812)	23,740	(167,337)	(8,175,296)
Fiber optic cables	(139,142)	(212,757)	-	191,589	(160,310)
Loaned handsets	(1,296,457)	(157,074)	21,851	1	(1,431,679)
Infrastructure	(1,510,832)	(167,351)	39	(12,840)	(1,690,984)
Computer	(1,095,485)	(42,991)	11,787	(10,347)	(1,137,036)
General use assets	(246,208)	(31,573)	-	(1,066)	(278,847)

Total accumulated depreciation	(11,501,011)	(1,430,558)	57,417	-	(12,874,152)

Property, plant and equipment, net
Commutation / transmission equipment	3,704,064	(818,812)	(1,431)	1,237,412	4,121,233
Fiber optic cables	527,963	(212,757)	-	126,963	442,169
Loaned handsets	194,044	(157,074)	(12,454)	114,888	139,404
Infrastructure	1,284,554	(167,351)	(23)	694,020	1,811,200
Computer assets	157,692	(42,991)	-	70,334	185,035
General use assets	180,051	(31,573)	(18)	24,076	172,536
Land	40,499	-	-	6	40,505
Construction in progress	643,372	2,278,755	-	(2,267,699)	654,428

Total property, plant and equipment, net	6,732,239	848,197	(13,926)	-	7,566,510

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

	Balance as of December 31, 2010 Reclassified	Additions	Write-offs	Transfers	PPA effect (Note 46)	Balance as of December 31, 2011 (Restated)
Gross cost of property, plant and equipment
Commutation / transmission equipment	9,428,829			1,275,756	212,366	10,916,951
Optical fiber cables	466,438		-	4,543	196,124	667,105
Devices under loan for use	1,326,068		(232,737)	397,170	-	1,490,501
Infrastructure	2,211,729		(63,488)	514,278	132,867	2,795,386
Computers	1,156,631		(4,121)	94,197	6,470	1,253,177
General use assets	457,828		(554)	(43,997)	12,982	426,259
Lands	38,175		-	2,324	-	40,499
Construction in progress	1,078,304	1,788,231	-	(2,244,271)	21,108	643,372

Total gross property, plant and equipment	16,164,002	1,788,231	(300,900)	-	581,917	18,233,250

Accumulated depreciation
Commutation / transmission equipment	(6,619,862)	(886,952)	362,012	(60)	(68,025)	(7,212,887)
Optical fiber cables	(30,934)	(32,341)	-	-	(75,867)	(139,142)
Devices under loan for use	(1,112,108)	(207,886)	23,537	-	-	(1,296,457)
Infrastructure	(1,282,715)	(169,610)	327	(19,993)	(38,841)	(1,510,832)
Computers	(1,029,609)	(62,673)	778	-	(3,981)	(1,095,485)
General use assets	(225,051)	(36,739)	307	20,053	(4,778)	(246,208)
Total accumulated depreciation	(10,300,279)	(1,396,201)	386,961	-	(191,492)	(11,501,011)

Net property, plant and equipment
Commutation / transmission equipment	2,808,967	(886,952)	362,012	1,275,696	144,341	3,704,064
Optical fiber cables	435,504	(32,341)	-	4,543	120,257	527,963
Devices under loan for use	213,960	(207,886)	(209,200)	397,170	-	194,044
Infrastructure	929,014	(169,610)	(63,161)	494,285	94,026	1,284,554
Computers	127,022	(62,673)	(3,343)	94,197	2,489	157,692
General use assets	232,777	(36,739)	(247)	(23,944)	8,204	180,051
Lands	38,175	-	-	2,324	-	40,499
Construction in progress	1,078,304	1,788,231	-	(2,244,271)	21,108	643,372

Total property, plant and equipment, net	5,863,723	392,030	86,061	-	390,425	6,732,239

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

b.        Depreciation rates
Average annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Computers	20
General use assets	4 to 10

During 2012, pursuant to CPC 27, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances in which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the assets is submitted during its operations.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

17        Intangible assets

The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

a.         Movement in intangible assets
	Balance as of 2011 (Restated)	Additions	Transfer	Balance as of 2012
Cost of intangible assets, gross
Software rights	7,935,769	-	1,117,061	9,052,830
Concession licenses	4,417,342	31,862	365,080	4,814,284
Subsidies on sales of handsets and mini modems	1,819,836	-	-	1,819,836
Goods and facilities in progress	51,651	1,454,109	(1,470,719)	35,041
Goodwill	1,527,219	-	-	1,527,219
List of clients	95,200	-	-	95,200
Other assets	41,160	-	(11,422)	29,738

Intangible assets, gross	15,888,177	1,485,971	-	17,374,148

Accumulated amortization
Software rights	(5,674,999)	(900,616)	(7,559)	(6,583,174)
Concession licenses	(2,606,343)	(335,203)	207	(2,941,339)
Subsidies on sales of handsets and mini modems	(1,819,836)	-	-	(1,819,836)
List of clients	(2,800)	(16,800)	-	(19,600)
Other assets	(22,951)	(5,411)	7,352	(21,010)

Total accumulated amortization	(10,126,929)	(1,258,030)		(11,384,959)

Intangible assets, net
Software rights	2,260,770	(900.616)	1,109,709	2,469,656
Concession licenses	1,810,999	(303,341)	365,080	1,872,945
Goods and facilities in progress	51,651	1,454,109	(1,470,719)	35,041
Subsidies in the sale of devices and mini modems	-	-	-	-
Goodwill	1,527,219	-	-	1,527,219
List of clients	92,400	(16,800)	-	75,600
Other assets	18,209	(5,411)	(4,070)	8,728

Intangible assets, net	5,761,248	227,941	-	5,989,189

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

	Balance as of December 31, 2010	Additions	Write-offs	Transfers	PPA Effect (Note 46)	Reclassified Balance as of December 31, 2011 (Restated)
Cost of intangible Gross
Software rights	6,861,798		(39)	1,052,481	21,529	7,935,769
Concession licenses	4,327,577	24,736	-	65,029	-	4,417,342
Subsidies in the sale of devices and mini modems	1,811,580	-	-	8,256	-	1,819,836
Goods and facilities in progress	69,773	1,214,147	(106,503)	(1,125,766)	-	51,651
Goodwill	367,571	1,292,671	-	-	(133,023)	1,527,219
List of clients	-	-	-		95,200	95,200
Other assets	33,181		-	-	7,979	41,160

Total intangible, gross	13,471,480	2,531,554	(106,542)	-	(8,315)	15,888,177

Accumulated amortization
Software rights	(4,870,255)	(790,717)	(420)	-	(13,607)	(5,674,999)
Concession licenses	(2,279,354)	(326,989)	-	-	-	(2,606,343)
Subsidies in the sale of devices and mini modems	(1,749,030)	(70,806)	-		-	(1,819,836)
List of clients	-				(2,800)	(2,800)
Other assets	(8,927)	(6,150)	-	-	(7,874)	(22,951)

Total accumulated amortization	(8,907,566)	(1,194,662)	(420)	-	(24,281)	(10,126,929)

Intangibles, net
Software rights	1,991,543	(790,717)	(459)	1,052,481	7,922	2,260,770
Concession licenses	2,048,223	(302,253)	-	65,029	-	1,810,999
Subsidies in the sale of devices and mini modems	62,550	(70,806)	-	8,256	-	-
Goods and facilities in progress	69,773	1,214,147	(106,503)	(1,125,766)	-	51,651
Goodwill	367,571	1,292,671	-	-	(133,023)	1,527,219
List of clients	-	-	-	-	92,400	92,400
Other assets	24,254	(6,150)	-	-	105	18,209

Total intangibles, net	4,563,914	1,336,892	(106,962)	-	(32,596)	5,761,248

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

b.        Amortization Rates
Annual average rate %
Software rights	20
Concession licenses	5 to 20
Customer list	17,65
Other assets	20

c.         Goodwill from previous years

c.1.      Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Thus the amount paid for acquiring Intelig, R$739,729 as at December 30, 2009, was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company’s expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

The Company used the value in use method to perform the impairment test, using the following assumptions:

•
Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the costs savings related to the leased lines, we used the market prices of circuit rents, taking into consideration also their locations. The present value of these rents were deducted from the net value of Intelig’s permanent assets as of December 31, 2012;

•	The projection of Intelig’s network maintenance and operation costs were based on the Company’s expected inflation rate which is aligned with the projections prepared by the main market institutions
•	The term used for the impairment test was 11 years, consistent with the average useful life of Intelig’s network assets;
•	The discount rate applied over the projected cash flows as 11.5% p.a.

The tests’ results do not indicate the need the record an impairment provision.

c.2.      TIM Fiber SP TIM Fiber RJ acquisitions

As mentioned in Note 46, the subsidiary TIM Celular recorded the definitive goodwills related to the acquisition of TIM Fiber SP and TIM Fiber RJ (merged into TIM Celular during the third quarter of 2012). The goodwills are supported by the operation’s future profitability mainly due to the broadband business. The impairment test used the value in use methodology and took in consideration the following assumptions:

•	Growth percentages in the client basis, aligned with the Company’s business plans;
•	Increase in service revenues due to the mix in speed performance and the option voice X IP;

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

•
Projections of operation and maintenance costs considering the growth in client basis, eventual scale gains and inflation effects. The Company’s expected inflation rate is aligned with the projections prepared by the main market institutions;

•	Considering that the business has an indefinite life, as from the 10th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.;
•	The discount rate for the future cash flows was 11.3 p.a.

The tests’ results do not indicate the need the record an impairment provision.

c.3.      Acquisition of minority interests in TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecommunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At the time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording the goodwill for R$157,556, which was ascertained when the financial statements according to IFRS was prepared for the Company’s parent company in 2005.

The results of these tests revealed no need for impairment.

18	Suppliers

	2012	2011

Local currency
Suppliers of materials and services	3,742,889	3,168,538
Interconnection (a)	352,153	337,603
Roaming (b)	606	147
Co-billing (c)	77,340	75,836
	4,172,988	3,582,124

Foreign currency
Suppliers of materials and services	64,468	56,679
Interconnection (a)	927	1,416
Roaming (b)	54,738	69,082
	120,133	127,177

Current portion	4,293,121	3,709,301

(a) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

(b) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c) This refers to calls made by a customer who chooses another long-distance operator.

19	Loans and financing

Description	Currency	Charges	Maturity date	Colaterals	2012	2011
BNDES	URTJLP	URTJLP + 1.72% to 4.80% p.a.	Aug/13 to Dec/19	Secured by TIM Part. and receivables from TIM Celular	1,894,790	1,575,385
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	137,419	191,937
BNDES (PSI)	R$	2.50% to 4.50% p.a.	Jul/18 to Dec/19	Secured by TIM Part. and receivables from TIM Celular	342,079	139,591
BNB	R$	10.00% p.a.	Apr/13 to Jan/16	Bank surety and guarantee of TIM Part.	38,743	73,735
Santander (CCB)	R$	108.00% of the CDI	Oct/12	-	-	218,363
Banco do Brasil(CCB)	R$	106.50% of CDI	Sep/14 to Dec/14	-	354,272	-
Santander (Res. 2770)	R$	108.00% of the CDI	Dec/12	-	-	159,354
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	244,723	267,774
European Investment Bank (EIB)	USD	Libor 6M + 0.57% to 1.324% p.a.	Sept/16 to Sep/19	Bank surety and security by TIM Part.	836,562	532,124
Bank of America (Res 4131)	USD	Libor 3M + 1.25% p.a.	Sept/13	-	244,962	223,382
JP Morgan (Res. 4131)	USD	1,56% p.a.	Sept/13	-	205,280	187,196
Itaú (CCB)	R$	CDI + 0.75%	Aug/14 to Sep/14	-	91,265	91,742
Total					4,390,095	3,660583

Current					(951,013)	(1,090,174)
Non-current					3,439,082	2,570,409

The foreign currency loan taken out with Banco BNP Paribas, secured by SACE, has restrictive clauses requiring compliance with certain financial ratios calculated on a half-yearly basis. Our subsidiary TIM Celular is in compliance with all the required financial ratios.

The financing that TIM Celular has obtained from the BNDES, for the purpose of expanding the mobile telephone network, also presents restrictive clauses requiring compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

In February 2012, TIM Celular drew down R$123 million from the BNDES, being the 3rd disbursement under the PSI (Investment Support Program) signed in 2010. This program provided interest rates (4.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

purposes and terms.

In December 2012, TIM Celular contracted with BNDES an increase in the total credit limit from R$1,510 million to R$3,674 million. From the total amount of R$2,164 million referring to the increase in the credit limit, R$1,983 million is destined to financing TIM Celular investments, and R$181 million is destined to financing Intelig Telecomunicações investments for the years 2012 and 2013.

In December 2012, TIM Celular raised R$1,000 million from BNDES, for a 7-year term, relating to the increase in the credit line contracted in December 2012, of which i) R$867 million at the cost of TJLP + 3,32% and ii) R$133 million referring to the 1st disbursement of the PSI (Investment Support Program) financing line. This program provided for interest rates (2.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms.

The transactions above described (BNDES PSI credit line) qualify within the scope of IAS 20 – Government Subsidies and Assistance. Therefore, using the effective interest rate method defined in IAS 39 – Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). Based on this comparison, the subsidy granted by the BNDES referring to the third disbursement, adjusted to fair value, resulted in approximately R$44 million, which was recorded in the “Advance Income from LT Government Subsidies” group of accounts and will be deferred for the useful life of the asset being financed and appropriated to the “Other Subvention Revenue” group of accounts.

In August 2012, TIM Fiber RJ and TIM Fiber SP (merged into TIM Celular) renegotiated the cost of the Bank Credit Certificates (CCB) payable up to September 2014, amounting to R$90 million, with Banco Itaú, reducing the interest rate on the loan from CDI + 0.90% p.a. to CDI + 0.75% p.a.

In December 2011 and July 2012, the subsidiary TIM Celular entered into financing agreements with the European Investment Bank (EIB) in the amount of EUR100 million each, totaling EUR200 million. Although the credit line is established in EURO, the contractual terms permit that the Company, at the time of drawing the amounts, choosing the funding currency among EURO, Brazilian Real or USD. The Company opted to receive the funding in USD.

In August 2012, TIM Celular raised R$248 million, equivalent to EUR100 million, referring to the credit facility granted by the European Investment Bank (BEI) in December 2011, which will become due in September 2019. Concomitantly with the loan, a swap transaction was contracted for full protection against exchange and interest rate variation risks up to maturity of the debt. The subsidiary TIM Celular intends to withdraw the remaining EUR100 million until the end of 2013.

In September 2012, TIM Celular transferred the Bank Credit Certificates amounting to R$150 million previously contracted with Santander to Banco do Brasil, reducing the CDI cost from 108% to 106.50% and extending its maturity date to September 2014.

In October 2012, TIM Celular transferred a Bank Credit Certificate in the amount of R$50 million, which was previously contracted with Santander, to Banco do Brasil, reducing the CDI cost from 108% to 106,50% and extending its maturity to October 2014.

In December 2012, TIM Celular transferred a transaction for onlending of funds raised abroad (CMN Resolution No. 2770) in the amount of R$150 million, which was previously contracted with

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Santander, to Banco do Brasil, reducing the CDI cost from 108% to 106,50% and extending its maturity to December 2014.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar and partially against changes in the fair value of its loans, which were pegged to fixed interest rates and the TJLP (long-term interest rate). Nevertheless, this is not subject to “hedge accounting”.

The long-term portions of loans and financing as at December 31, 2012 mature as follows:

Consolidated
2014	867,121
2015	466,101
2016	953,310
2017	503,984
2018 onwards	648,566
3,439,082

Fair value of the loans

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the loan is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and has interest rates lower than those used in the ordinary BNDES operations. As mentioned, these credit lines fit in IAS 20 rules. Consequently, the BNDES credit lines are recorded at their fair value at the withdraw date.

A further transaction with extremely specific features is the loan from BNP. This is secured by SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the company’s balance sheet.

Regarding the funds raised with Santander, Banco do Brasil, Bank of America, JP Morgan and Itaú, these transactions were closed recently. Given the short time frame between raising the funds and the year end, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the company identified differences between the fair and book values of the funds raised from BEI bank. The fair value of the transaction is R$16,712 higher than the accounting balance.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

20	Labor obligations

	2012	2011

Social securities	35,452	38,200
Salaries and provisions payable	84,989	95,718
Employees’ withholding	12,842	11,885
	133,283	145,803

21	Indirect taxes, fees and contributions payable

	2012	2011 Restated

ICMS	497,489	489,734
ANATEL taxes and fees	316,709	283,407
ISS	57,860	52,534
Other	9,183	10,923
	881,241	836,598

Current portion	(635,061)	(693,645)
Non-current portion	246,180	142,953

According to Note 3.b, the Company reclassified the license renewal fee in the amount of R$12,024, classified as of December 31, 2011 under “Anatel taxes and fees”. The reclassification was made from “Taxes, fees and contributions payable” to “Licenses payable”.

22	Direct taxes, fees and contributions payable
	2012	2011

Income tax and social contribution	248,041	486,612
PIS / COFINS	118,265	121,671
Other	14,503	13,288
	380,809	621,571
Current portion	(204,917)	(454,124)
Non-current portion	175,892	167,447

During 2012, the Company opted to pay income tax and social contribution on a quarterly basis. Consequently, the amounts as of December 31, 2012 are lower than those recorded at the end of 2011.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

23	Other liabilities

	2012	2011

Pre-paid services to be provided (*)	328,070	256,778
Reverse split of shares (**) and (*****)	24,192	23,282
Government subventions (***)	73,480	37,094
Advanced revenues (****)	123,938	93,136
Other liabilities	15,462	21,554
	565,142	431,844
Current portion	(372,942)	(287,156)
Non-current portion	192,200	144,688
(*) This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

(**) On May 30, 2007, the Extraordinary Shareholders’ Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of one thousand (1,000) existing shares for each one (1) new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of one thousand (1,000) shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

On September 18, 2007, an auction was held on the São Paulo Stock Exchange – BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

Furthermore, the balances in 2011 also show the amounts referring to the treasury shares mentioned in note 26-c

(***) In August 2010, funds began to be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to December 2012, the amount disbursed totaled R$428,000. This transaction is classified within the scope of IAS 20 Government Subsidies and Assistance. The subvention granted by the BNDES adjusted to present value resulted in R$85,751 and is being amortized according to the useful life of the asset being financed and appropriated to the “other (expenses) revenues, net” group (note 32).

(****) Refers mainly to sale contracts and reciprocal costly infrastructure of fiber optics

(*****) As mentioned in footnote 1, on July 18, 2012, at an Extraordinary Shareholders’ Meeting, TIM Fiber RJ’s shareholders approved a reverse split of its shares converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ. The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ at the moment of the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders’ meeting that

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

resolved on the reverse split.

24	Provision for contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	Consolidated
	2012	2011

Civil	71,130	42,482
Labor	55,403	56,083
Tax	139,844	126,530
Regulatory	44,910	4,426
	311,287	229,521

The changes in the provision for contingencies can be summed up as follows:

	2011	Additions net of reversals	Payments	Monetary adjustment	2012

Civil (a)	42,482	177,777	(155,528)	6,399	71,130
Labor (b)	56,083	2,029	(2,705)	(4)	55,403
Tax (c)	126,530	22,525	(18,639)	9,428	139,844
Regulatory (d)	4,426	35,641	(4,946)	9,789	44,910
	229,521	237,972	(181,818)	25,612	311,287

a.         Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law.

a.1.     Consumer lawsuits

The subsidiaries are parties to 80,377 lawsuits (versus 66,533 as at December 31, 2011), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, especially, for TIM Celular, alleged undue collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding improper charging and unjustified inclusion in bad debtors’ lists.

a.2.     Class Actions

There are four main class actions against subsidiaries where the risk of loss is regarded as being probable: (i) a lawsuit against TIM Celular in the State of Bahia with the aim of obtaining a ban on charging long-distance rates for calls originating and received between the towns of Petrolina, in the State of Pernambuco, and Juazeiro, in the State of Bahia, due to the existence of “state border areas”; (ii) a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets; (iii) a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against Intelig, which questions non-compliance with article 61 of Anatel Resolution 85 (retroactive charging); and (iv) a lawsuit filed by the Public Prosecutor’s Office in Uberlândia also questioning non-compliance with article 61 of Anatel Resolution 85 (retroactive charging).

Due to the fact that said lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies.

b.         Labor Contingencies

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions that were established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 10,823 labor claims as at December 31, 2012 (8,156 as at December 31, 2011) filed against the Company and its subsidiaries, most of them relates to claims that involve former employees of service providers.

Part of the lawsuits relates to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding up of these companies and the laying-off of employees.

Another significant percentage of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. As at December 31, 2012, the accrual of these cases amounts to R$19,108 (R$21,081 in 2011).

c.         Tax Contingencies

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been obtained in full or where formal procedures have not been strictly observed.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Tax contingencies arisen from the acquisition of Intelig, accrued in its PPA process, amounts to R$102,854.

In the case of federal taxes, provision has been made for five specific cases referring to isolated transactions where the procedures were allegedly incorrect, either in calculating the tax or in the compensation procedures. The amount provisioned for these five cases is R$20,599.

d.         Regulatory Contingencies

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMG-STFC), Anatel filed some Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

During July 2012, amounts were accrued in relation to two PADOs for supposed non-fulfillment of quality goals established in the General Quality Goal Plan for the Personal Mobile Service (PGMQ-SMP). The total accrued for PADOS, together with other minor proceedings, was R$26,016.

The Company has exerted its best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision made by the Company reflects this assessment.

e.         Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company’s legal advisors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the financial statements as shown below:

	2012	2011

Civil	662,503	437,085
Labor	393,703	303,310
Tax	6,599,691	5,566,872
Regulatory	136,688	146,783
	7,792,585	6,454,050

The main actions where the risk of loss is classified as possible are described below:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

e.1      Civil

e.1.1.  Class Actions

There are several class actions against subsidiaries where the risk of loss is regarded as being possible. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company’s policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer’s warranty terms; (ii) an action filed against TIM Celular, and others, in the State of Rio de Janeiro, by the Office of Legal Aid, requiring that cell phones be exchanged in view of their essential nature; (iii) an action filed against TIM Celular in the State of Rio Grande do Sul, questioning the policy for exchanging defective handsets and requiring the creation of handset drop-off points for technical assistance in the company’s stores in that state (iv) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that state; (v) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in São Felix do Xingu, Parauapebas, Marabá and Belém; (vi) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Lago da Pedra, Eugênio Barros and Carolina; and (vii) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Quiterianópolis, Ibiapina and Icapuí; (viii) lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (ix) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari); (x) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that state, in Manaus, Tabatinga, Humaitá and Tefé; (xi) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina; (xii) a lawsuit filed against TIM Celular in the State of Pernambuco, especially in the municipalities of Araripina, Ouricuri and Tabira; (xiii) lawsuits filed against TIM Celular in the State of Alagoas, questioning the quality of the services and the network in that State, especially in the municipalities of Arapiraca and Maceió; (xiv) a lawsuit filed against TIM Celular and other operators in the State of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District), as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xv) a lawsuit filed against TIM Celular in the State of Paraíba, questioning the quality of the services and the network in Pombal; (xvi) a lawsuit filed against TIM Celular in the State of Minas Gerais questioning the quality of the services and the network in that state and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xvii) a lawsuit filed against TIM Celular and other operators in the State of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such state; (xviii) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service and network in such state and the existence of relationship sectors in certain locations; (xix) two lawsuits filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in that state; (xx) a lawsuit filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in the city of Marabá; (xxi) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga – State of São Paulo and in the surrounding region; (xxii) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS without the consumer’s prior consent; (xxiii) a lawsuit filed against TIM Celular in the State of Rio de Janeiro challenging the charging of amounts arising from contractual penalty for loss and theft of devices; and (xxiv) a lawsuit filed by the State Prosecution Office against TIM Celular challenging the sale of 3G broadband service and its publicity in the State.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Regarding class actions involving Intelig, the risk of loss of which is considered possible, the following is worth being emphasized: (i) public civil suit filed by the State of Rio de Janeiro involving publicity in the company’s building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and DF; and (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Chapecó, Cascavel, Uberlândia, Fortaleza, DF, São Paulo and Recife.

e.1.2.  Other Actions and Proceedings

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. However, at a new judgment held in November 2012, the Superior Court of Justice attributes the infringing effects to the Motion for Clarification filed by GVT, in order to deny TIM’s Special Appeal e, therefore, uphold the preliminary injunction originally granted. TIM filed a new Motion for Clarification against this decision, which is pending judgment. In September 30, 2011, the judge in this case confirmed the request for suspension of the act formulated by GVT until the work by ANATEL of ascertaining the VU-M reference amounts is concluded. In February 2012, GVT filed a counter motion in the case notes of the interlocutory appeal filed by VIVO (against the decision handed down by the original court, which had determined the suspension of the case). Upon receiving the decision handed down by the reporting judge of the interlocutory appeal, the court of the ordinary lawsuit handed down a decision ordering the parties to state their positions about the due progress of the case.

In the interlocutory appeal filed by TIM against the same decision, we stressed the need for the case to run its course. GVT entered into agreements with Claro and Vivo, having filed statements in the case records of the Lawsuit requiring the approval of the aforesaid agreements, which has not occurred as of this date. The Federal Prosecution Office required GVT to submit the agreements entered into, and the case judge required the parties to file a statement in the case records regarding a new act by Anatel (change in VU-M) as well as regarding the possibility of settlement.

In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010. The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to the Administrative Council of Economic Defense (“CADE”) for judgment, also voting for the dismissal of the allegation of uniform conduct (“cartel”). The CADE has not yet handed down its judgment.

TIM Celular is a defendant in a lawsuit for damages that has been filed by the services provider GLÓRIA SOUZA & CIA LTDA. before the 9th Lower Court of the municipality of Belém, in the State of Pará, where it is claiming the sum of R$6,119. Said company provided TIM with outsourced labor in Northern Brazil. Given TIM’s decision to terminate the contract, the other party, disagreeing, brought a lawsuit claiming moral damages, alleging losses as a result of claims for severance payments brought by its employees. TIM’s defense and the reply from Gloria Souza & Cia

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

have been submitted. A reconciliation hearing was held, to no avail. There is still no decision from the lower court.

A lawsuit has been brought against TIM Celular by the company INTEGRAÇÃO CONSULTORIA E SERVIÇOS TELEMÁTICOS LTDA. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$4,000 which aims to suspend the enforceability of credits already executed by TIM, preliminarily claiming non-inclusion in lists of bad debtors, as well as damages incurred as a result of contract termination. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$3,957. An appeal was filed against execution, requesting effect of supersedeas, by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of supersedeas having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action.

MCS was TIM’s largest commercial partner in São Paulo (with approximately 40 stores). This commercial partnership had been in operation since 2003, and the agreement expired in January 2010. The contract was terminated on account of disagreements between the parties in relation to compensation amounts, the operation of the system, and the creation and determination of targets, along with other questions. MCS sought to blame TIM for its default and losses. It believes that its financial health has been negatively affected by the changes in TIM’s remuneration policy. Even before the end of the agreement, MCS filed a lawsuit for termination of the contract, claiming payment of R$8,120. TIM filed a Restraining Action, in order to prevent MCS from transferring TIM stores to a competitor. In March 2010 the Restraining Action was ruled valid and it was determined that MCS should abstain from transferring the stores which were previously TIM stores for the period of twelve months, starting from January 2, 2010 (when the contract ended). The restraining action is still in progress and is currently under expert investigation phase.

SECIT proposed an action for damages against TIM, alleging that TIM was in breach of contract. This company had been hired by TIM to undertake infrastructure work for the installation of ERBs in area 4 (Minas Gerais). TIM presented its defense and the case is in the initial phase, currently under expert investigation phase. Thus there has been no decision by the lower court. The amount allocated to the case was R$9,758.

In December 2010, TIM Celular S/A filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO No. 53500.025648/2005 and of Act No. 62985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the “H” Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine. TIM filed an Appeal, and ANATEL also appealed of the unfavorable decision rendered against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

In addition to the lawsuits mentioned above, there are eight notices of violation filed by the Consumer Protection Foundation – Procon/SP against TIM Celular based on: (I) failure to comply with the rules of Decree No. 6,523/08, dealing with the Customer Call Center (SAC); (II) alleged abusive nature of the clauses contained in the Data Package Agreement; (III) absence of coverage for TIM Web and TIM Home services in certain locations; (IV) failure to comply with a request for cancellation of an agreement; (V) charging consumers for handsets not received; (VI) alleged failure to comply with State Law No. 13.220/08, involving the “No Call” register (prohibiting telemarketing); (VII) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers. The fines imposed by the Procon/SP vary from R$3,192 to R$6,487.

TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. There is still no decision at the judicial level for any of the cases mentioned.

Anatel also imposed a fine of R$3,595, referring to the alleged failure to meet the quality indicators of the General Quality Targets Plan (PGMQ) and those in the SMP Quality Indicator Regulations in the period from October 2004 to September 2006. TIM has filed the necessary suit to have the penalty annulled. In April 2012, the lawsuit was ruled partially valid so as to annul default charges before the expiration date of the fine. On April 24, 2012, TIM filed an appeal, and ANATEL also appealed against a portion of the unfavorable decision rendered against to it. On June 15, 2012, TIM filed counter-arguments against ANATEL appeal. Currently, we are awaiting the case records to be remitted to the Federal Regional Court of the 1st Region.

It is also worth noting the Collection Suit filed by Falkland Tecnologia em Telecomunicações S/A – “IPCorp”, alleging to be a creditor of R$14,705 for the use of its Specialized Mobile Service – SME (interconnection) network. TIM has already filed a defense against this lawsuit, and the case records are currently under the evidence specification phase.

TIM has already requested expert evidence, which is pending granting. No lower level judgment has been rendered for this case so far.

Among the lawsuits of Intelig classified as a possible risk, worthy of note is the case filed by OROLIX Desenvolvimento de Sotware Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$5,433 based on alleged breach of contract. Intelig has submitted its defense, and the case records are currently under expert investigation, and in February 2012, Orolix filed a reply, but there is still no decision from the lower court.

e.2.      Labor Claims

e.2.1.  Labor Claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case records 01102-2006-024-03-00-0 refer to a public civil action filed by the Labor Public Prosecutor’s Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor’s Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court).

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor’s Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor’s Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor’s Office is without foundation. Dissatisfied with the decision, the Public Prosecutor’s Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the state of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

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

e.2.2.  Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision – assessment). In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance’s Taxpayers’ Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management’s fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

e.3.      Tax Claims

e.3.1.  IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$258,144.

These tax assessment notices make up the same administrative proceeding, and include demands in connection with the alleged failure to pay income and social contribution taxes, together with a separate unrelated fine for various reasons. Most of these relate to the amortization of goodwill resulting from the privatization auction of the Telebrás System and related tax deductions. Under Law No. 9532/97, Article 7, the proceeds of goodwill amortization can be included in the actual profit of a subsidiary created as a result of a merger, spin-off or consolidation, whereby one company has a stake in the other, with said stake being acquired based on the future profitability of the investee. It should be stressed that this is a normal market transaction and is in accordance with CVM (Brazilian Securities Commission) Instruction No. 319/99.

The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$84,742, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

proceedings, part at the administrative level totaling R$67,404 and part at the judicial level totaling R$17,338.

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary and a decision at the administrative level is now awaited at the appellate level.

In March 2011, TIM Celular, as successor to TIM Nordeste (the new name of Maxitel following the incorporation of TIM Nordeste Telecomunicações) received a tax assessment notice filed by the Federal Revenue Department of the State of Pernambuco, amounting to R$1,265,346 concerning income and social contribution taxes referring to: (i) deduction of goodwill amortization expenses; (ii) exclusion of the reversal of the goodwill from the former BITEL; (iii) improper set-off of tax losses and negative bases by disregarding the incorporation of TIM Nordeste Telecomunicações by Maxitel; (iv) improper use of the (Sudene) income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Federal Revenue Department; (v) deductions of WHT without proof of payment; (vi) deduction of estimates without proof of payment; (vii) one-off penalty for underpayment of estimates; (viii) regulatory penalty for omitting information and failure to produce digital files and (ix) supplementary entry to the administrative proceeding mentioned in the above paragraph. This notice was immediately contested by the subsidiary.

The first judgment at the administrative level was held, and the assessment notice was fully ratified. Additionally, the Company timely submitted its appeal to CARF, and, based on case law related to companies having similar causes, where such companies were rendered a favorable judgment, the Company maintains its estimate of possible loss.

e.3.2.  IRRF, CSLL and CIDE

In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offseting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$72,499. We are awaiting the second administrative instance judgment.

In March 2005, TIM Celular filed a lawsuit aiming at the partial annulment of the tax assessment notice for IRPJ, civil year 2002, with respect to monetary variations arising from swap transactions and recomposition of negative income tax balance ascertained in DIPJ 2003 in the amount of R$33,175. We are awaiting the second administrative instance judgment.

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$49,652, arising from the alleged failure to pay IRRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification is being challenged at the administrative level. After judgment, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. An administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus. In October 2012, the Federal

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Revenue Office pronounced itself regarding the exclusion of IRRF in the amount of R$30,098, maintaining the payment of CIDE in the amount of R$19,554. Against this decision, a hierarchical appeal was filed; however, it was denied in December. The Company will file an applicable legal measure to cancel the payment, which it deems to be undue.

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of these tax assessment notices amounting R$1,029 was classified as probable loss and, therefore, provisioned in November 2011.

In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$35,662. We are awaiting the second administrative instance judgment.

In February 2012, TIM Celular received 2 tax assessment notices from the Federal Revenue Service in São Paulo, amounting to R$151,972, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested in good time by the subsidiary, and we are awaiting the first administrative instance judgment..

e.3.3.  ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. As a result of various favorable decisions in relation to the administrative proceedings the amount that is now being disputed is R$29,058 (the original tax assessment was for the sum of R$95,449).

In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the states of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The assessments are being contested at the administrative level and amount to R$64,931.

The subsidiary TIM Celular received tax assessment notices for ICMS drawn up by the tax authorities in the States of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, and in Bahia for failing to pay the additional contribution regarding the “Fundo de Combate à Pobreza e às Desigualdades Sociais” (Fund for Fighting Poverty and Social Inequalities) allegedly due on the provision of services in the pre-paid modality. The aforementioned assessments are being challenged at the administrative and judicial levels and add

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

up to a total sum of R$70,539.

The subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$16,406 and R$46,923 alleging failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The aforementioned assessments are being challenged at the administrative level and totalized R$63,329.

The subsidiary TIM Celular received assessment notices from the tax authorities of the State of São Paulo and the State of Minas Gerais for the respective sums of R$368,401 and R$24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation. One of the proceedings filed in the State of São was upheld at the administrative level and is currently being discussed at the judicial level, in the amount of R$82,390. This subsidiary intends to challenge the aforementioned collections at the higher court.

The subsidiary TIM Celular received tax assessment notices for the total sum of R$163,624 drawn up by the tax authorities of the States of Ceará, Pernambuco, São Paulo and Paraná in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative (R$49,449) and judicial (R$114,176) levels.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 and R$28,668 involving allege failure to pay ICMS levied on telecommunication services provided (pre-paid model) – outgoing telephone card operations. These assessments are being challenged at the administrative level.

In September 2007, November 2010, June, November and December 2011, and July and November 2012, TIM Celular received 10 assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia for an amount of R$485,479 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative (R$366,189) and judicial (R$119,290) levels.

In March 2011, TIM Celular received a tax assessment notice drawn up by the state of Goiás regarding the requirement of an isolated fine arising from alleged failure to record tax receipts from telecommunications services (interconnection), the entries of which were made in January and December 2007, in the 2007 Entry Register, and in January and February 2008, in the total amount of R$43,197. The proceeding in question was settled in the amount of R$2,414 at the end of 2012, with a discount of 95% on the penalty.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. This assessment is being challenged by the subsidiary at the administrative level.

In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the state of São Paulo regarding alleged undue ICMS tax credit, due to annulment of Telecom services as a result of undue invoicing/subscription fraud from March to December 2008, as well as regarding alleged undue ICMS tax credit and overpayment in August and September 2008, in the amount of R$19,165.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

In July, September and October 2011 and December 2012, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$304,988, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as “non-taxable/exempt”; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative level.

In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to August 2011. This assessment is being contested by the subsidiary at the administrative level.

In December 2011, Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state. This assessment is being contested by the subsidiary at the judicial level.

In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$34,638, regarding the administrative collection made in the year 2009. In October 2012, the Tax Execution was received. The advanced guarantee previously offered was transferred to the Tax Execution, and a motion for execution was filed.

In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also in the judicial level, through a Writ of Mandamus.

In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the state of São Paulo, in the amount of R$56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the state of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to alleged undue ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$21,159 and R$16,463 respectively, which total R$37,622. The subsidiary is discussing these assessments at the first administrative instance.

In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

e.3.4.   Municipal claims

On December 20, 2007, the subsidiary TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

In March 2011, TIM Celular filed a lawsuit aiming to discuss 71 tax assessment notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company’s several revenue accounts, in the amount of R$31,447. Recently, TIM Celular became aware of the unsuccessful closing at the administrative level and is already arranging the issuance of judicial guarantees to anticipate the discussion of the merit at the judicial level.

e.3.5.  FUST – Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of the subsidiary TIM Celular that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of the subsidiary in connection with the non-payment of FUST on interconnection revenues. ANATEL’s intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period total a possible loss of R$710,738.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$59,902 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2007, respectively. The aforementioned assessments are being challenged at the administrative level.

e.3.6.  FUNTTEL – Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$294,228, in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the Company that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

filed to safeguard the Company’s interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

e.4.      Regulatory proceedings

e.4.1)  TIM Celular is authorized to provide SMP services in all Brazilian states for an indefinite period, and to use the associated radio frequencies, having obtained an extension from ANATEL of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by ANATEL determined a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals. These decisions have been challenged by the administrative appeal (Case No. 53500.008519/2012), Request for Reconsideration (Case No. 53500.009876/2009) and Legal Suit (Suit for Consignment in Payment and Writ of Mandamus) filed by TIM Celular, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to revenues from their service plans. By means of Orders from the Presidential Office issued in September 2011, Anatel overruled the suspensive effect requested by TIM Celular through an appeal. In the light of this, in November 2011, the company filed a Writ of Mandamus against Anatel, which successfully led to the suspension of the enforceability of the debits associated to this charge.

Also in November 2011, Anatel published Abstract 11/2011, in which the Director of the agency explained his understanding regarding the levying of interconnection revenue for STFC concessionaires when calculating the onus (2% of the revenues) arising from extending STFC concession agreements.

On April 30, 2012, TIM Celular filed a Suit for Consignment in Payment No. 0020904-41.2012.4.01.3400, making a court deposit of the amounts corresponding to the payment of a 2% lien on revenues from SMP plans, which expired in 2012. In this sense, it requested processing of the Appeal filed as required. On May 30, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Appeal filed under Case No. 53500.008519/2012. Nevertheless, the Injunction was not granted.

On May 30, 2012, TIM Celular filed a Request for Reconsideration, in case records No. 53500.007487/2011, due to the decision rendered by Anatel rejecting the Appeal filed. On May 31, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Request for Reconsideration filed. However, the Injunction was not granted, and, through Order No. 5458/2012-CD, published in the Federal Official Gazette on September 3, 2012, Anatel decided to take cognizance of the Request for Reconsideration filed by TIM Celular in the case records so as to

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

reject it on the merits. TIM Celular took the legal measures applicable so as to ensure unenforceability of this debt and filed an Action for Annulment, which was challenged by Anatel. TIM Celular submitted its Reply in January 2013. This case is pending judgment.

On November 27, 2012, Anatel published Precedent No. 13/2012, whereby the Board of Directors of this Agency issues its understanding that “The base for calculation of the amount payable for the renewal of the right to use radio frequencies, as set forth in the Instruments of Authorization for the provision of the Personal Mobile Service (SMP), includes, among others, revenue from interconnection and from additional conveniences as well as operating revenue from the provision of SMP.” Thus, on December 21, 2012, TIM submitted to Anatel the Request for Annulment of Precedent No. 13/2012, which is contingent on the analysis conducted on December 31, 2012.

e.4.2)  Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from ANATEL for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount
Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$333
Ceará	089/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$41,728
Alagoas	045/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$20,038
Rio Grande do Norte	050/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$15,021
Paraíba	047/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$19,844
Piauí	049/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$54,000

The demand for payment of TFI is a result of Anatel’s understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company’s understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded. Also referred to, as the terms of authorization, the subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

In the event of failure to comply with the obligations set forth in the License Agreements or call

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

notices for 3G radio-frequencies, TIM Celular is subject to the opening of PADO, which may result in subsequent monetary sanctions. Anatel may validate the timely compliance with the obligations due in year 2010 for 17 municipalities.

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization or call notices for the 3G radio frequencies; and (iii) under the regulations of SMP and STFC.

The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration, explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

25	Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	2012	2011

Opening balance	261,918	255,737

Additions recorded throughout the period, net of write-offs	36,890	6,181

Closing balance	298,808	261,918

The provision is recorded based on the following assumptions:

•
The unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•
A time table for the dismantlings is estimated based on the useful life of the assets and the estimated costs are allocated through this time table updated by the Company’s expected inflation rate. The Company’s expected inflation rate is aligned with the projections prepared by the main market institutions; e

•	The rate used to discount the cash flows is the average debt cost (7.70% p.a as of December 31, 2012 and 10% p.a. as of December 31, 2011).

26	Shareholders’ equity

a.         Capital stock

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

to increase its capital to up to 4,450,000,000 (four billion, four hundred and fifty million) common shares.

The subscribed capital is represented by shares without par value, distributed as follows:

	2012	2011

Number of common shares	2,417,632,647	2,417,632,647

During the third quarter of 2011 the Company became part of the “Novo Mercado” segment of the BM&F/Bovespa. Having migrated to this segment, the Company no longer has preferred shares, the former preferred shares having been converted to common shares in the ratio of 0,8406 common shares for each preferred share.

On October 4, 2011, the Company brought to a close the process for the primary public offering of 190,796,858 common shares. The offering was closed at a price of R$8,60 (eight Reais and sixty cents) per share. As a result, TIM Participações raised R$1,640,854. The funds were recorded by the company in October 2011.

Furthermore, the Company granted Morgan Stanley S.A. and Morgan Stanley & Co. LLC an option for the public distribution of a supplementary allotment of 9,461,510 common shares. The purpose of this mandate was exclusively to meet the excess demand detected in the public offering mentioned in the previous paragraph. The options were exercised in October 2011 at R$8,60 (eight Reais and sixty cents) per share, resulting in a further increase in the Company’s capital of R$81,368.

The direct costs involved in this funding process, amounting to R$47,117, were booked to the capital stock reduction account as provided for in IAS 39.

The closure of the public offering brought no relevant alterations (in excess of 5% of total capital stock) to the equity interests held by the Group’s shareholders.

b.         Capital reserves

The capital reserves are comprised as follows:

	2012	2011

Special goodwill reserve	380,560	380,560
Capital reserve – stock options	6,440	3,929
	387,000	384,489

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i) Takeover of the former subsidiaries TIM Sul and TIM NE – acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações at that time, recording goodwill amounting to R$157,556.

(ii) Acquisition of the shares of Holdco – purchase of Intelig

On December 30, 2009, the Special general Meeting of TIM Participações approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

Stock options

The balances relating to the expenses of the Company and its subsidiaries for the stock options granted to their employees are shown in the capital reserve account.

c.         Treasury Shares

On July 26, 2011, the period ended for holders of the Company’s preferred stock to manifest their disagreement with the entry into the “Novo Mercado” segment of the BM&F/Bovespa. Only one shareholder with 84,300 preferred shares exercised the right of withdrawal. In August 2011, his shares were acquired by the Company, based on the equity value per share as at December 31, 2010 and calculated to four decimal places (R$4,1628 per share).

Furthermore, as decided by the Special General Meeting dated June 22, 2011, only whole numbers of the Company’s common shares were delivered to non-dissenting preferred shareholders. The fractions of common shares arising from the conversion were also paid in August 2011 at the same reimbursement price paid to dissenting shareholders. In all, the total of the fractions of common shares totaled 725,026 shares.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

d.         Profit reserves

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

According to the Company’s bylaws, the reserve for expansion may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

e.         Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

On April 11, 2012, the Ordinary and Extraordinary Shareholders’ Meeting of TIM Participações S.A. approved the payment of supplementary dividends (higher than the minimum compulsory dividends) amounting to R$229,160.

As stipulated in its latest bylaws approved on June 22, 2011, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Dividends were calculated as follows:

	2012	2011

Net income for the year	1,448,888	1,281,228
(-)Legal reserve	(72,444)	(64,061)
Adjusted net income	1,376,444	1,217,167

Dividends to be distributed
Minimum dividends calculated based on 25% of the adjusted income	344,111	304,292

Dividends per share (amounts in Reais)	0.1423	0.1259

27       Stock Options

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company’s share price against a benchmark defined by TIM’s Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the company has no legal or informal obligation to repurchase or settle the options in cash.

Regarding the 2011 Grant, one-third of the options could be exercised at the end of July 2012, another one-third may be exercised at the end of the first half of 2013 and the remaining portion may be exercised at the end of the first half of 2014. The performance conditions of this grant are measured in the three-year period from 2011 to 2013, and the measurement occurs in July of each year.

Regarding the 2012 Grant, one-third of the options may be exercised in the beginning of September 2013, another one-third may be exercised in the beginning of September 2014 and the remaining portion may be exercised in the beginning of September 2015. The performance conditions of this grant are measured in the three-year period from 2012 to 2014, and the measurement occur in August of each year.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for monthly and, at the end of 2012 totalized R$2,511.

2011    Grant

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This measure took into account the Company’s trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. As at December 31, 2012, 944,520 options may be considered vested. However, none of the participants exercised the option to buy in the established period.

The significant data included in the model were the following: average weighted share price of R$8.31 on the grant date; exercise price of R$8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

2012 Grant

On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company’s trading volume and share prices from July 1, 2012, to August 31, 2012.

On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. As at December 31, 2012, there were no exercisable options.

The significant data included in the model were the following: weighted average share price of R$8.96 on the grant  date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

28	Net operating revenue

	2012	2011	2010

Service revenue – Mobile
Subscription and use	11,086,671	10,264,716	8,911,976
Network use	3,969,138	3,849,408	3,679,365
Long distance	3,217,921	3,181,214	2,374,341
VAS - Additional services	4,404,832	3,166,437	2,241,530
Others	201,265	229,829	272,927
	22,879,827	20,691,604	17,480,139

Service revenue – Landline	1,470,259	1,525,446	1,281,246
Service revenue	24,350,086	22,217,050	18,761,385

Goods sold	3,405,726	2,540,516	1,557,910
Gross operating revenue	27,755,812	24,757,566	20,319,295

Deductions from gross revenue
Taxes	(5,954,837)	(5,385,338)	(4,475,829)
Discounts given	(2,774,672)	(2,092,406)	(1,264,090)
Returns and other	(262,356)	(193,845)	(121,926)
	(8,991,865)	(7,671,589)	(5,861,845)

Total net revenue	18,763,947	17,085,977	14,457,450

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

29	Cost of services provided and goods sold

	2012	2011 Restated	2010

Personnel	(61,632)	(40,348)	(58,450)
Third party services	(385,357)	(324,098)	(337,021)
Interconnection	(4,659,052)	(4,132,950)	(3,602,984)
Depreciation and amortization	(1,861,980)	(1,717,476)	(1,994,184)
ANATEL fees	(11,767)	(9,633)	(8,840)
Rentals and insurance	(277,483)	(232,643)	(241,763)
Others	(18,735)	(22,939)	(16,978)
Cost of services provided	(7,276,006)	(6,480,087)	(6,260,220)

Cost of goods sold	(2,604,978)	(2,062,552)	(1,026,091)
	(9,880,984)	(8,542,639)	(7,286,311)

30	Sales expenses

	2012	2011 Restated	2010

Personnel	(501,563)	(451,761)	(389,773)
Third party services	(2,164,639)	(2,287,061)	(2,048,978)
Advertising and publicity	(537,765)	(530,145)	(537,221)
Impairment of accounts receivables	(250,972)	(231,529)	(310,497)
ANATEL fees	(1,027,594)	(1,037,066)	(817,891)
Depreciation and amortization	(178,691)	(231,468)	(311,173)
Rentals and insurance	(57,399)	(38,442)	(37,274)
Other	(55,538)	(41,040)	(41,801)
	(4,774,161)	(4,848,512)	(4,494,608)

31	General and administrative expenses

	2012	2011	2010

Personnel	(165,837)	(140,719)	(138,499)
Third party services	(446,548)	(422,331)	(411,664)
Depreciation and amortization	(312,714)	(320,036)	(385,586)
Rentals and insurance	(73,196)	(58,804)	(52,418)
Other	(31,648)	(21,504)	(20,527)
	(1,029,943)	(963,394)	(1,008,694)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

32	Other (expenses) revenues, net

	2012	2011 Restated	2010

Revenues
Subvention income, net	7,542	3,683	-
Fines on telecommunications services	37,542	32,155	31,137
Other operating revenue	(11,146)	21,301	272
	33,938	57,139	31,409

Expenses
FUST/FUNTTEL	(183,224)	(224,136)	(114,986)
Taxes, fees and contributions	(2,624)	(1,994)	(8,537)
Provision for contingencies – net of reversal	(238,265)	(155,473)	(31,153)
Other operating expenses	(32,036)	(17,641)	(22,463)
	(456,149)	(399,244)	(177,139)

Amortization of concessions	(335,203)	(326,988)	(321,973)

	(791,352)	(726,232)	(499,112)

Other operating expenses, net	(757,414)	(669,093)	(467,703)

33	Financial revenue

	2012	2011	2010

Interest on financial investments	153,026	205,408	145,537
Interest received from clients	68,837	48,871	45,180
Monetary adjustment	80,719	57,251	37,680
Other revenue	1,452	(1,009)	3,274
	304,034	310,521	231,671

34	Financial expenses

	2012	2011	2010

Interest on loans and financing	(227,764)	(251,101)	(296,508)
Interest paid to suppliers	(21,261)	(13,802)	(18,793)
Interest on taxes and fees	(15,732)	(54,907)	(14,741)
Monetary adjustment	(77,248)	(32,291)	(5,112)
Discounts given	(71,325)	(66,347)	(21,564)
Other expenses	(14,786)	(30,331)	(23,783)
	(428,116)	(448,779)	(380,501)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

35 Changes in exchange rate, net

	2012	2011	2010
Revenues
Loans and financing	191,768	116,258	154,972
Suppliers	9,758	10,903	12,926
Swap	491,165	403,530	290,010
Others	34,078	32,799	8,940
	726,769	563,490	466,848

Expenses
Loans and financing	(313,172)	(232,601)	(145,588)
Suppliers	(21,724)	(16,558)	(10,409)
Swap	(409,227)	(392,210)	(395,371)
Others	(26,529)	(22,721)	(12,107)
	(770,652)	(664,090)	(563,475)

Changes in exchange rate, net	(43,883)	(100,600)	(96,627)

36 Income tax and social contribution

	2012	2011 Restated	2010
Current tax
Income tax for the period	(360,491)	(334,375)	(165,672)
Social contribution tax for the period	(133,472)	(120,718)	(61,643)
Tax incentive – ADENE	82,399	142,039	36,663
Others	-	3,656	-
	(411,564)	(309,398)	(190,652)

Deferred income tax
Deferred income tax	(213,641)	(184,090)	1,064,076
Deferred social contribution	(76,937)	(52,148)	383,614
	(290,578)	(236,238)	1,447,690

Provision for contingencies of income tax and social contribution	(2,450)	-	-
	(704,592)	(545,636)	1,257,038

The increase in income and social contribution tax is largely due to an increase in operational income before taxes compared to 2011 and two items that were recognized in 2012.

First, the Company recognized a tax benefit of R$67,977 relating to the reduction of a deferred tax liability with  the legal merger of Tim Fiber Sp and Tim Fiber Rj into Tim Celular.  See further discussion in Note 46.

Second, the Company recognized R$ 34,000 increase in the tax provision relating to differences attributable to depreciation at Intelig. This difference should have been recorded in 2011, but the

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

amount is immaterial to the financial statements in both 2012 and 2011.

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	2012	2011	2010

Income before income tax and social contribution	2,153,480	1,823,481	954,677

Combined tax rate	34%	34%	34%

Income and social contribution taxes at the combined tax rate	(732,183)	(619,984)	(324,590)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(72,792)	(31,667)	103,406
Recognized tax losses and temporary differences	-	-	1,435,245
Deemed cost	(34,000)	-	-
Technological innovation	(6,377)	-	-
Tax incentive – ADENE – current period	82,400	142,039	36,663
Deferred IR/CS over REFIS	-	(25,680)	-
Permanent additions	-	(7,120)	(6,414)
Realization of deferred IR and CS - TIM Fiber SP and TIM Fiber RJ merger	67,977	-	-
Other amounts	(9,617)	(3,224)	12,728
	27,591	74,348	1,581,628

Income and social contribution taxes charged to income for the period	(704,592)	(545,636)	1,257,038

According to the Decree 3,000 / 1999, the tax savings related to the exemptions and reductions attributable to the ADENE tax benefits shall not be distributed to the shareholders and will constitute capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules. Consequently the constitution of capital reserves amounting to R$82,400 would be proposed to this subsidiary related to the total 2012 benefit.

The accumulated balances of tax benefits compliant to these criteria amount to R$451,411  as of December 31, 2012.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

37       Earnings per share

(a)       Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the company by the weighted average number of shares issued during the year.

	2012	2011	2010

Income attributable to shareholders of the company	1,448,888	1,277,845	2,216,909

Weighted average number of shares issued (thousands)	2,416,837	2,263,662	2,475,735

Basic earnings per share – in R$	0.59950	0.5645	0.8955

(b)       Diluted Earnings

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2012	2011	2010

Earnings attributable to company shareholders	1,448,888	1,277,845	2,216,909

Average weighted number of common shares issued (thousands)	2.417.092	2,264,810	2,475,735

Diluted earnings per share	0.59943	0.5642	0.8955

38       Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	2012	2011

Telecom Personnel Argentina (1)	935	1,868
Telecom Italia Sparkle (1)	32,925	22,254
Telecom Italia S.p.A. (2)	-	10,315
Lan Group (4)	9,919	-
Others	4,104	3,141
Total	47,883	37,578

	Liabilities
	2012	2011

Telecom Italia S.p.A. (2)	20,702	31,879
Telecom Personel Argentina (1)	1,462	2,676
Telecom Italia Sparkle (1)	11,386	6,672
Italtel (3)	23,975	22,257
Others	9,714	10,343
Total	67,239	73,827

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

	Revenue
	2012	2012	2010

Telecom Italia S.p.A. (2)	2,769	17,796	16,885
Telecom Personel Argentina (1)	4,943	3,840	5,135
Telecom Italia Sparkle (1)	54,615	33,883	26,988
Other	1,534	1,511	862
Total	63,861	57,030	49,870

	Cost/Expense
	2012	2011	2011

Telecom Italia S.p.A. (2)	4,284	15,629	12,045
Telecom Italia Sparkle (1)	32,556	20,865	16,871
Telecom Personel Argentina (1)	6,999	6,714	8,682
Lan Group (4)	26,343	19,151	5,386
Others	11,491	1,572	3,626
Total	81,673	63,931	46,610

(1)	These amounts refer to roaming, value-added services (VAS) and assignment of means.
(2)	These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).
(3)	The amounts refer to the development and maintenance of software used in invoicing telecommunications services.
(4)	The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

39       Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to acquire the entire capital of Olímpia S.p.A., a company which, in turn, held approximately 18% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This acquisition was made through Telco S.p.A (“Telco”). With the implementation of the transaction in October 2007, Telco came to hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações.

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL’s requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and ipso jure in Brazil, so that Telefónica’s

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

participation in Telco S.p.A. cannot be characterized as influencing the financial, operational and strategic decisions made by TIM’s Brazilian operations. Therefore, TIM continues to operate in the Brazilian market on the same independent and autonomous basis as before.

As at December 31, 2012, exclusive agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (long-distance code) at regular prices and conditions, in accordance with the applicable legislation. As at December 31, 2012, the receivables and payables arising from these agreements amounted to R$178,817 and R$134,878 respectively (R$166,709 and R$137,859 as at December 31, 2011). The amounts charged to income by the Company after approval of the transaction represent operating revenue and expenses totaling R$1,476,804 and R$1,169,096 (R$1,409,543 and R$1,028,333 as at December 31, 2011) respectively.

40	Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i)  Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of loans taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

As at December 31, 2012, the subsidiaries’ financing indexed to foreign currency was fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the loans taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii)  Interest rate risks

Interest rate risks relate to:

- the possibility of variations in the fair value of financing obtained by TIM Celular at fixed interest rates, when these rates do not reflect the market’s current conditions. In order to mitigate this type of risk, TIM Celular enters into swap contracts with financial institutions, and changes the fixed interest rates charged on the part of the financing to a percentage of the CDI. Any gains or losses arising from these swap contracts are charged to income of the subsidiary TIM Celular;

- the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

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

- the possibility of unfavorable changes in interest rates, which would result in higher financial expenses for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as at December 31, 2012, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(iii)  Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. As at December 31, 2012 and 2011, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv) Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. As at December 31, 2012 and 2011, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

(v)  Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2012			2011
	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative financial instruments	188,807	(78,205)	110,602	121,204	(166,133)	(44,929)

Current portion	104,712	(42,061)	62,651	55,889	(77,055)	(21,166)
Non-current portion	84,095	(36,144)	47,951	65,315	(89,078)	(23,763)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

The consolidated financial derivative instruments with long-term maturities as at December 31, 2012 have the following maturity schedule:

	Assets	Liabilities
2014	-	(9,619)
2015	-	(4,251)
2016	64,770	(16,580)
2017	14,768	(1,725)
2018 onwards	4,557	(3,969)
	84,095	(36,144)

Consolidated financial assets and liabilities measured at fair value:

2012
	Level 1	Level 2	Total

Assets
Financial assets valued at fair value through profit or loss
- Trading securities	4,060,354		4,060,354
- Derivatives used for hedging purposes		188,807	188,807
Total assets	4,060,354	188,807	4,249,161

Liabilities
Financial liabilities valued at fair value through profit or loss
- Derivatives used for hedging purposes		78,205	78,205
Total liabilities	-	78,205	78,205

2011
	Level 1	Level 2	Total

Assets
Financial assets valued at fair value through profit or loss
- Trading securities	3,154,496		3,154,496
- Derivatives used for hedging purposes		121,204	121,204
Total assets	3,154,496	121,204	3,275,700

Liabilities
Financial liabilities valued at fair value through profit or loss
- Derivatives used for hedging purposes	-	166,133	166,133
Total liabilities	-	166,133	166,133

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices of financial institutions or dealer quotes for similar instruments.
•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.
•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

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

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Receivables	Assets valued at fair value through profit or loss	Total

December 31, 2012
Assets, according to balance sheet
Derivative financial instruments	-	188,807	188,807
Trade accounts receivable and other accounts receivable, excluding prepayments	3,172,176	-	3,172,176
Financial assets valued at fair value through profit or loss	-	4,060,354	4,060,354
Cash and cash equivalents	370,236	-	370,236

	3,542,412	4,249,161	7,791,573

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2012
Liabilities, according to balance sheet
Loans		4,390,095	4,390,095
Derivative financial instruments	78,205	-	78,205
Suppliers and other obligations, except legal obligations	-	4,293,121	4,293,121

	78,205	8,683,216	8,761,421

	Receivables	Assets valued at fair value through profit or loss	Total

December 31, 2011
Assets, according to balance sheet
Derivative financial instruments		121,204	121,204
Trade accounts receivable and other accounts receivable, excluding prepayments	3,345,494		3,345,494
Financial assets valued at fair value through profit or loss		3,154,496	3,154,496
Cash and cash equivalents	110,231		110,231

	3,455,725	3,275,700	6,731,425

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2011
Liabilities, according to balance sheet
Loans		3,660,583	3,660,583
Derivative financial instruments	166,133		166,133
Suppliers and other obligations, excluding legal obligations		3,709,301	3,709,301

	166,133	7,369,884	7,536,017

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Capital management

The Company’s objectives in managing its capital are to safeguard the Group’s on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

The Company’s policy for protection against financial risks - Summary

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

As at December 31, 2012 and 2011, no type of margin or guarantee applied to transactions with derivative instruments were entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders’ equity and the degree of concentration of operations and funds.

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective as at December 31, 2012 and 2011:

December 31, 2012

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	Type of SWAP	DEBT	SWAP	Total Debt	Total Swap (Active Leg Accrual)		Active Leg	Passive Leg

R$	PRE X DI	BNB	Santander	38,743	5,978	15%	10.54%	69.80% of CDI
R$	TJLP X DI	BNDES	Santander, Itaú	1,894,790	55,631	3%	TJLP + 4.2%	91.43% of CDI
USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	836,562	836,538	100%	LIBOR 6M + 0.74%	95.02% of CDI
USD	LIBOR X DI	BNP	CITI, BES	244,723	244,723	100%	LIBOR 6M + 2.53%	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	244,964	244,985	100%	(LIBOR 3M + 1.25%) x 1,18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	205,280	205,444	100%	1.84%	92.50% of CDI

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

December 31, 2011

		COUNTERPARTY				% of Coverage	AVERAGE SWAP RATES
Currency	Type of de SWAP	Debt	SWAP	Total debt	Total Swap (Active leg Accrual)		Active leg	Passive leg
R$	PRE X DI	BNB	Santander + ITAÚ	73,735	28,992	39%	10.96%	72.02% of CDI
R$	TJLP X DI	BNDES	Santander + ITAÚ	1,575,385	139,140	9%	TJLP + 4.2%	91.43% of CDI
USD	LIBOR X DI	BEI	Santander+ CITI + MS	532,124	532,124	100%	LIBOR 6M + 0.62%	95.42% of CDI
USD	LIBOR X DI	BNP	CITI + BES	267,774	267,768	100%	LIBOR 6M + 2.53%	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	223,382	223,401	100%	(LIBOR 3M + 1.25%) x 1.18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	187,196	187,347	100%	1.84%	92.50% of CDI

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

			Reference (Notional) Amount
					Fair Value
	Object	Currency	2012	2011	2012	2011
Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	2,798	14,443
Active position					6,008	29,080
Passive position					(5,062)	(25,185)
Net balance					946	3,895

TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	55,052	137,631
Active position					56,167	141,036
Passive position					(55,069)	(137,287)
Net balance					1,098	3,749

USD exchange risk vs. CDI	Full protection against exchange variation risk granted by banks BNP Paribas, BEI, BOFA and JP Morgan	USD	1,406,316	1,213,820
Active position					1,515,769	1,160,165
Passive position					(1,407,210)	(1,212,738)
Net balance					108,559	(52,573)

Total			1,464,166	1,365,894	110,603	(44,929)
Sensitivity Analysis Table – Effects of the variation in fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

Description	2012	Probable Scenario	Possible Scenario	Remote Scenario

Fixed-rate debt (partial amount)	6,008	6,008	5,993	5,977
Fair value of swaps receivable	6,008	6,008	5,993	5,977
Fair value of swaps payable	(5,062)	(5,062)	(5,058)	(5,055)
Net swap exposure	946	946	935	922

TJLP-indexed debt (partial amount)	56,167	56,167	55,873	55,584
Fair value of swaps receivable	56,167	56,167	55,873	55,584
Fair value of swaps payable	(55,069)	(55,069)	(55,074)	(55,079)
Net swap exposure	1,098	1,098	799	505

USD-indexed debit (BNP Paraibas, BEI, BOFA and JP Morgan)	1,515,769	1,515,769	1,906,969	2,301,682
Fair value of swap receivable	1,515,769	1,515,769	1,906,969	2,301,682
Fair value of swap payable	(1,407,210)	(1,407,210)	(1,407,539)	(1,408,124)
Net swap exposure	108,559	108,559	499,430	893,558

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Because the subsidiaries own financial derivative instruments intended only to safeguard their financial debt, the changes in the scenarios are accompanied by the respective protected instrument, thus showing that the exposure effects arising from swaps are reflected in the debt. In connection with these transactions, the subsidiaries disclosed the fair value of debt and of the financial derivative instrument on separate lines (see above), so as to provide information on their net exposure in each of the three scenarios.

Note that all transactions with financial derivative instruments contracted by the subsidiaries are solely intended as financial protection. Consequently, any increase or decrease in their respective market values will correspond to an inversely proportional change in the corresponding portion of the financial debt underlying the financial derivative instruments contracted by the subsidiaries.

Our sensitivity analyses referring to the derivative instruments in effect as at December 31, 2012 basically rely on assumptions relating to variations of the market interest rates including the TJLP and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries’ financial derivative instruments, our assumptions basically took into consideration the effect of a reduction in the main indices (CDI and TJLP) and fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	6.90%	8.63%	10.35%
TJLP	5.50%	6.88%	8.25%
USD	2.0435	2.5544	3.0653

Gains and losses with derivatives in the period

2012

Fixed interest risk vs. CDI	321
TJLP risk vs. CDI	(86)
USD exchange risk vs. CDI	81,703
Net gains (losses)	81,938

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Leverage

The Group’s objectives in managing capital are to guarantee the capacity to provide financial returns to its shareholders and benefits to stakeholders, as well as maintain a capital structure to reduce costs.

To maintain or adjust the Group’s capital structure Management can review the dividend policy, reimburse the capital to its shareholders, issue new shares or sell assets to reduce, for example, the net debt level..

Aligned with other market participants, the Group monitors, among other indexes, the financial leverage, measured based on the índex Net Debt / EBITDA.

The financial leverage indexes as of December 2012 and 2011 are the following:

	2012	2011	2010
		Restated

Total loans (Note 19 and 41)	4,279,492	3,705,512	3,378,355
Less: cash and cash equivalents (Notes 6 and 7)	(4,430,590)	(3,264,727)	(2,394,409)

Net Debt	(151,098)	440,785	983,946

EBITDA	5,010,033	4,658,307	4,213,051

Financial leverage index	(0.03)	0.10	0.02

41       Pension plans and other post-employment benefits

	Consolidated
	2012	2011

PAMEC/active participants’ policy	4,486	2,785

Supplementary Pension Plan

On August 7, 2006, the Company’s Board of Directors approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company, TIM Celular and TIM Nordeste, which was merged into TIM Celular. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries were eligible for these supplementary plans.

SISTEL and TIMPREV

The Company, the former TIM Nordeste and TIM Celular have sponsored a private defined benefit pension plan for a group of TELEBRÁS system’s former employees, which is managed by Fundação

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

As not all of the Company’s and its subsidiaries’ employees have migrated to TIMPREV, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain in force:

PBS: defined benefits plan of SISTEL, which includes active employees who participated in the plans sponsored by the companies of the former TELEBRÁS system;

PBS Assistidos: a multi-sponsored pension plan for inactive employees;

Convênio de Administração: for managing pension payments to retirees and pensioners of the predecessors of the Subsidiaries;

PAMEC/Policy of Active Pensioners: health care plan for pensioners of the predecessors of the Subsidiaries;

PSAP: Portion of the supplementary social security and pension plan - PSAP, managed by CESP Foundation, which is the Company’s responsibility, given the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA and, subsequently, merged into TIM Celular (see note 1).

Health Plan: Provision for the maintenance of the health plan as a post-employment benefit for former employees of AES Atimus (as provided for in Law No. 9656/98, Articles 30 and 31), which was acquired by TIM Celular and, subsequently, merger into TIM Celular (see note 1).

For the twelve-month period ended December 31, 2012, contributions to pension plans and other post-employment benefits amounted to R$247 (R$303 in the same period of 2011).

The following is the actuarial position of the assets and liabilities related to retirement and healthcare plans, as at December 31, 2012, pursuant to the rules established by the CPC, for sponsored plans prior to the setting up of TIMPREV, in which there are still active participants:

a)  Effects as of the base date December 31:

	Plans						Totals
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Policy of asset	PSAP	Health Plan	2012	2011

Reconciliation of assets and liabilities as of December 31, 2012	( *)	( *)	( *)

Current value of actuarial obligations	29,173	7,770	190	512	7,657	1,551	46,853	37,202
Fair value of the assets of the plan	(44,444)	(11,555)	(329)	-	(5,234)	-	(61,562)	(59,542)
Current value of obligations exceeding the fair value of assets	(15,271)	(3,785)	(139)	512	2,423	1,551	(14,709)	(22,340)

Actuarial liabilities (assets), net	(15,271)	(3,785)	(139)	512	2,423	1,551	(14,709)	(22,340)

(*) No asset was recognized by the sponsor, given the impossibility to reimburse this surplus and also because the sponsor's contributions will not decrease in the future.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

b) Variation of the actuarial liabilities (assets), net

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Policy of asset	PSAP	Health Plan

Actuarial liabilities (assets) as of December 31, 2011	(18,022)	(4,048)	(153)	318	-	2,467

Expense (revenue) recognized in income for the previous year	(2,263)	(673)	(19)	33	2,641	(885)
Sponsor’s contributions	-	-	-	(17)		(31)
Actuarial (profit) or loss recognized	5,014	936	33	178	(218)	-
Actuarial (profit) or loss not recognized	-	-	-	-	-	-
Actuarial liabilities (assets), net, as of December 31, 2012	(15,271)	(3,785)	(139)	512	2,423	1,551

c) Statement of calculation of losses (profits)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Policy of asset	PSAP	Health Plan

(Profit) loss from actuarial obligations	4,290	1,401	29	178	(218)	-
(Profit) loss from plan assets	724	(465)	4	-	-	-
Loss from employee contributions	-	-	-	-	-	-

(Profit) loss as of December 31, 2012	5,014	936	33	178	(218)	-

d) Reconciliation of the present value of obligations

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Policy of asset	PSAP	Health Plan

Value of obligations as of December 31, 2011	23,925	6,280	155	318	6,519	1,757
Cost of the current service	13	-	-	-	198	52
Interest on actuarial obligation	2,408	632	15	33	650	172
Benefits paid in the year	(1,464)	(543)	(9)	(17)	(297)	(31)
(Profit) loss from obligations	4,291	1,401	29	178	587	(399)

Value of obligations as of December 31, 2012	29,173	7,770	190	512	7,657	1,551

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

e) Reconciliation of the fair value of assets

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Policy of asset	PSAP	Health Plan

Fair value of assets as of December 31, 2011	41,947	10,328	308	-	6,959	-
Benefits paid in the year	(1,464)	(543)	(9)	(17)	(297)	(31)
Effective earnings from assets in the year	3,961	1,770	30	17	921	-
(Profit) loss from plan assets	-	-	-	-	(2,495)
Participants’ contributions to the plan	-	-	-	-	48	-
Sponsor’s contributions to the plan	-	-	-	-	98	31

Fair value of assets as of December 31, 2012	44,444	11,555	329	-	5,234	-

f) Expenses expected for 2013

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC/ Policy of asset	PSAP	Plano Médico

Costs of the current service (plus interest)	19	-	-	-		90
Interest on actuarial obligations	2,726	726	18	48	239	139
Earnings expected from assets	(4,201)	(1,091)	(31)	-	(456)	-
Interests – assets / liabilities limits	1,116	298	-	-	138	-

Total net expense (revenue) to be recognized	(340)	(67)	(13)	48	(79)	229

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Actuarial assumptions adopted in the calculations

The primary actuarial assumptions adopted in the calculations were the following:

Nominal discount rate of the actuarial obligation:	10.17% to 9.66% (10.66% to 9.98% in 2011)
Expected nominal yield rate on plan assets:
PBS-A: 12.93% p.a. (11.50% in 2011)
Convênio de Administração: 11.41% p.a. (11.69% in 2011)
PAMEC: N/A
PBS: 11.41% p.a. (11.69% in 2011)
PSAP: 13.03% p.a (N/A in 2011)
Health Plan: 0% p.a. (N/A in 2011)

Estimated index for nominal increase in salary:	7.71% p.a. (6.69% in 2011)
Estimated index for nominal increase in benefit:	4.60% p.a. (4.40% in 2011)
Biometric table for general mortality:	AT2000 segregated by sex
Biometric table for the application for disability:	Mercer Disability Table
Expected rotation rate:	Null
Probability of the application for retirement:	100% in the first eligibility for a benefit from the Plan
Estimated rate of long-term inflation	5.60% (4.40% in 2011)
Assessment method	Projected Unit Credit Method

42       Management Fees

Key management includes statutory officers and the Board of Directors. The remuneration paid or payable to key management personnel for their services in the period ended December 31, 2012, amounted to R$12,001 (R$11,226 during the same period in 2011).

43       Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, as at December 31, 2012, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts Insured
Operating Risks	R$26,300,292
General Third Party Liability - RCG	R$53,000
Vehicles (Executive and Operational Fleets)	100% of Fipe Table. R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Pain and Suffering.
Vehicles (Executive and Operational Fleets)	R$1,000 for Optional Civil Liability (Property and Personal Damage) and R$100 for pain and suffering.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

44       Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2013	409,807
2014	431,117
2015	451,380
2016	472,594
2017	494,806
2,259,704

45       Expenses by type

	2012	2011	2010

Expenses by type
Cost of services provided and goods sold	(9,880,984)	(8,540,892)	(7,286,311)
Selling expenses	(4,774,161)	(4,848,512)	(4,494,608)
General and administrative expenses	(1,029,943)	(963,394)	(1,008,694)
Other operating revenue /expense	(757,414)	(669,093)	(467,703)
	(16,442,502)	(15,021,891)	(13,257,316)

Classified as:
Personnel	(729,032)	(632,828)	(586,722)
Advertising and publicity	(537,765)	(530,145)	(537,221)
Third party services	(2,986,376)	(3,025,983)	(2,797,663)
Interconnection	(4,659,052)	(4,132,950)	(3,602,984)
Cost of goods sold	(2,604,978)	(2,062,552)	(1,026,091)
Depreciation and amortization	(2,688,588)	(2,595,968)	(3,012,917)
Impairment of accounts receivable	(250,972)	(231,529)	(310,497)
Taxes, fees and contributions	(1,225,209)	(1,272,829)	(950,254)
Rentals and insurance	(408,078)	(329,889)	(331,455)
Provision for contingencies	(238,265)	(155,473)	(31,153)
Training	(10,168)	(7,507)	(7,970)
Other	(104,019)	(44,238)	(62,389)
	(16,442,502)	(15,021,891)	(13,257,316)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

46       Business combinations

As mentioned in note 1, as at October 31, 2011, the wholly-owned subsidiary TIM Celular purchased, from Companhia Brasiliana de Energia and AES Elpa S.A. (companies of the AES Brasil Group), 100% of the shares of Eletropaulo Telecomunicações Ltda. and 98.3% of the shares of AES Communications Rio de Janeiro S.A. The amounts disbursed were R$1,074,179 and R$447,471 respectively. Due to this acquisition, the Company obtains significant cost savings in the areas of interconnection and lease of media and has now a great opportunity to expand its business through the launch of residential broadband services. As also mentioned in note 1, during the year 2012, the remaining 1.7% of AES Communications Rio de Janeiro S.A. was acquired, and both companies were merged into the parent company TIM Celular.

Completion of the business combination (purchase accounting process) and restatement of the acquisition balance sheets.

Also during the year 2012, the business combination (purchase accounting), as required by Pronouncement CPC 15 (equivalent to IFRS 3), was concluded. The following tables summarize the effects recorded in the opening balance sheet of the companies acquired:

	Provisional amounts
	Eletropaulo Telecomunicações Ltda.	AES Communications Rio de Janeiro S.A.
As at October 31, 2011
Cash	1,074,179	447,471

Fair value of minority interests		7,938

Total consideration	1,074,179	455,409

Net assets reported by the acquired company	125,281	111,637

Provisional Goodwill reported	948,898	343,772

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Eletropaulo Telecomunicações Ltda.	October 31, 2011 (provisional)	Adjusts	October 31, 2011 (definitive)
Assets
Cash and cash equivalents	15,477	-	15,477
Financial assets at fair value through profit or loss	1,622	-	1,622
Accounts receivable	19,868	-	19,868
Taxes recoverable	20,916	-	20,916
Deferred income tax and social contribution	1,148	1,418	2,566
Judicial deposits	49	-	49
Other assets	374	-	374
Property, plant and equipment	164,198	54,600	218,798
Intangible assets – client lists	-	60,600	60,600
Intangible assets – others	9,196	(4,172)	5,024
	232,848	112,446	345,294
Liabilities
Loans and financing	(67,619)	-	(67,619)
Suppliers	(6,779)	-	(6,779)
Labor obligations	(5,514)	-	(5,514)
Taxes payable	(19,937)	-	(19,937)
Deferred income tax and social contribution	(1,734)	(39,168)	(40,902)
Other liabilities	(5,973)	-	(5,973)
Provision for contingencies	(11)	-	(11)
	(107,567)	(39,168)	(146,735)

Identifiable net assets	125,281	73,278	198,559

Recalculation of goodwill after the conclusion of the purchase price allocation

Provisional goodwill	948,898
Adjustments
(-) allocation of the surplus value of property, plant and equipment	(54,600)
(-) allocation of value of the client list acquired	(60,600)
(+) write-off of development expenses capitalized	4,172
(+) effects of deferred taxes on the aforesaid adjustments	37,750
	(73,278)

Goodwill definitive	875,620

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

Eletropaulo Telecomunicações Ltda. property, plant and equipment items were valued by a specialized company for the base date of October 31, 2011. The result of this valuation indicated a net value of property, plant and equipment exceeding that provisionally recorded on the date of acquisition of the subsidiary. The effect on provisional values is an increase of R$54,600.

The services agreements in force at Eletropaulo Telecomunicações S.A. on the date of its acquisition were also valued by a specialized company. The current value of the net cash flows set forth in these agreements indicates a net value of property, plant and equipment (client list) of R$60,600. To make these calculations, the appraiser used a 68-month average term for the agreements and a discount rate of 13% p.a.

On the date of its acquisition, this acquired company had development service expenses that will not be implemented in TIM Participações S.A. Group. These balances, in the amount of R$4,172, were written off from the balance sheet for acquisition of Eletropaulo Telecomunicações S.A.

The effects of deferred taxes on the adjustments mentioned in the three previous paragraphs were also recorded, generating a reduction in acquisition shareholders’ equity by R$37,750. This reduction in shareholders’ equity resulted in an increase in the goodwill provisionally recorded at the same amount.

In addition to the aforesaid values, no other adjustment item in balance sheet for acquisition of Eletropaulo Telecomunicações Ltda. was identified by the parent company TIM Celular S.A.

AES Communications Rio de Janeiro S.A.	October 31, 2011 (provisional)	Adjusts	October 31, 2011 (definitive)
Assets
Cash and cash equivalents	3,496	-	3,496
Accounts receivable	18,156	-	18,156
Taxes recoverable	17,203	-	17,203
Deferred income tax and social contribution	1,024	14	1,038
Judicial deposits	63	-	63
Other assets	334	-	334
Property, plant and equipment	120,227	55,965	176,192
Intangible assets – client list	-	34,600	34,600
Intangible assets – others	2,941	(43)	2,898
	163,444	90,536	253,980
Liabilities
Loans and financing	(22,024)	-	(22,024)
Suppliers	(6,063)	-	(6,063)
Labor obligations	(3,391)	-	(3,391)
Taxes payable	(18,012)	-	(18,012)
Deferred income tax and social security	(324)	(30,792)	(31,116)
Other liabilities	(1,933)	-	(1,933)
Provision for contingencies	(472)	-	(472)
	(52,219)	(30,792)	(83,011)

Identifiable net assets	111,225	59,744	170,969

Recalculation of goodwill after the conclusion of the purchase price allocation

Provisional goodwill	343,772
Adjustments
(-) allocation of the surplus value of property, plant and equipment	(55,965)
(-) allocation of the value from the client list acquired	(34,600)
(+) write-off of the acquired company’s registered trademark	43
(+) effects of deferred taxes on the aforesaid adjustments	30,778
	(59,744)

Goodwill restated	284,028

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
As at December 31, 2012 and 2011
(In thousands of Reais, unless otherwise indicated)

AES Communications S.A. property, plant and equipment items were valued by a specialized company for the base date of October 31, 2011. The result of this valuation indicated a net value of property, plant and equipment exceeding that provisionally recorded on the date of acquisition of the subsidiary. The effect on provisional values is an increase of R$55,965.

The services agreements in force at AES Communications S.A. on the date of its acquisition were also valued by a specialized company. The current value of the net cash flows set forth in these agreements indicates a net value of property, plant and equipment (client list) of R$34,600. To make these calculations, the appraiser used a 68-month average term for the agreements and a discount rate of 13% p.a.

On the date of its acquisition, this acquired company had a registered trademark that will not be used in TIM Participações S.A. Group. This balance, in the amount of R$43, was written off from AES Communications S.A.

The effects of deferred taxes on the adjustments mentioned in the three previous paragraphs were also recorded, generating a reduction in the acquisition shareholders’ equity by R$30,778. This reduction in the shareholders’ equity resulted in an increase in the goodwill provisionally recorded at the same amount.

In addition to the aforesaid values, no other adjustment item in AES Communications S.A. acquisition balance sheet was identified by the parent company TIM Celular S.A.

Subsequent effects on adjustments to acquisition balance sheets:

The amortization and depreciation of additional values recorded upon the conclusion of the purchase price allocation process, as well as its ensuing effects of deferred taxes, impacted the balances previously submitted by the Company. The effects on the income for the year 2011 and for the first and second semesters of 2012 are the following:

Consolidated effects	December 31, 2011 (2 months)	March 31, 2012 (3 months)	June 30, 2012 (6 months)

Additional amortization generated by PPA	(2,696)	(4,044)	(8,087)
Additional depreciation generated by PPA	(2,408)	(3,611)	(7,223)
Effects of deferred taxes	1,721	2,603	5,206
	(3,383)	(5,052)	(10,104)

As mentioned in note 1, during the third quarter of 2012, TIM Fiber SP Ltda. and TIM Fiber RJ S.A. (former trade names of Eletropaulo Telecomunicações Ltda. and AES Communications S.A., respectively) were merged into TIM Celular. Due to the merger, the differences between tax and accounting bases of the client list and from the additional value of property, plant and equipment ceased to exist. Thus, the deferred tax liability related to these values was fully realized. The following table sets forth the combined effects of the purchase price allocation and of the merger of the acquired entities on the Company’s income as of September 30, 2012 and December 31, 2012.

Consolidated effects	September 30, 2012 (9 months)	December 31, 2012 (12 months)

Addition amortization generated by PPA	(12,132)	(16,174)
Additional depreciation generated by PPA	(10,836)	(14,445)
Effects of deferred taxes	68,033	67,976
	45,065	37,357

Differences between accounting and tax basis related to goodwill generates, as of December 31, 2012, deferred tax liabilities amounting to R$72.916.

*    *   *