Form 20-F
period 2013-12-31
TIM PARTICIPACOES SA
filed 2014-04-15
CIK 1066116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
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

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a publicly-held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM,” “TIM Participações,” the “Company” or the “Holding Company.”  References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), TIM Celular S.A. (“TIM Celular”), Maxitel S.A. (“TIM Maxitel”), Intelig Telecomunicações Ltda. (“Intelig”), TIM Fiber SP Ltda. (“TIM Fiber SP”) and TIM Fiber RJ S.A. (“TIM Fiber RJ” and together with TIM Fiber SP, “TIM Fiber”), each a directly or indirectly wholly-owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

References in this annual report to the “common shares” are to the common shares of TIM.  References to the “American Depositary Shares” or “ADSs” are to TIM’s American Depositary Shares, each representing five common shares.  The ADSs are evidenced by American Depositary Receipts, or “ADRs,” which are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.”

Prior to August 2, 2011, we had common shares and preferred shares listed on the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbols “TCSL3” and “TCSL4,” respectively, and our ADSs each represented ten preferred shares. As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011.  On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE.  From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, under the symbol “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

Market Share Data

We calculate market share information based on information provided by Brazil’s National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel.  We calculate penetration data based on information provided by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

Presentation of Financial Information

We maintain our books and records in reais.  We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  The selected financial information for the Company included in “Item 3A. Key Information—Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying our accounting policies.  Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 5 to our consolidated financial statements.

On December 30, 2009, TIM Participações acquired Holdco Participações Ltda., or Holdco, which held 100% of the ownership of the telecommunications company Intelig, from JVCO Participações Ltda., or JVCO, in exchange for a 5.14% participation in TIM Participações’ capital stock.  We have included Intelig in our results of operations since November 30, 2009.  Because Intelig is included in all 12 months of our 2010 results but only one month of 2009, our results of operations in 2010 are not fully comparable with our results of operations in 2009.

On October 31, 2011, we completed the acquisition of all of the ownership interest of AES Elpa S.A., or AES Elpa, in Eletropaulo Telecomunicações Ltda., or Eletropaulo Telecomunicações, and 98.3% of the interest of AES Communications Rio de Janeiro S.A., or AES RJ.  We have included the results of operations of Eletropaulo Telecomunicações and AES RJ in our consolidated results of operations from November 1, 2011.  The inclusion of these companies in our results of operations for the final two months of the year ended December 31, 2011 affects the comparability of our results of operations with the years ended December 31, 2012 and 2013.  See “Item 5.  Operating and Financial Review and Prospects—Factors Affecting the Comparability of our Results of Operations—Acquisition of AES Atimus.”

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or Central Bank, at December 31, 2013 of R$2.3426 to U.S.$1.00.  These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.  Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

FORWARD LOOKING INFORMATION

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors.  We and our representatives may also make forward-looking statements in press releases and oral statements.  Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements.  Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties.  Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.  These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

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

•
increased competition from global and local Over The Top, or OTT, players (operators such as mobile virtual network operators or branded resellers offering content and services on the Internet without owning their own proprietary telecommunications network infrastructure);

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

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto.  Our consolidated financial statements included herein as of and for the years ended December 31, 2013, 2012 and 2011 have been audited by PricewaterhouseCoopers Auditores Independentes.  The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report.

Our first financial statements prepared in accordance with IFRS were those as of and for the year ended December 31, 2010, which contain comparative amounts related to the year ended December 31, 2009.  These financial statements were filed with the Brazilian Securities and Exchanges Commission (Comissão de Valores Mobiliários), or CVM and made publicly available in Brazil.

Until December 31, 2009, our consolidated financial statements were prepared in accordance with Brazilian GAAP.  Brazilian GAAP is based on Brazilian Corporate Law No. 6,404 of December 15, 1976, as amended, and included the provisions of Law No. 11,638/07 and Law No. 11,941/09; the accounting standards issued by the Brazilian Federal Accounting Commission (Conselho Federal de Contabilidade), or CFC; the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or CPC; and the rules and regulations issued by the CVM. After the adoption of CPCs No. 15 to 43, Brazilian GAAP does not differ from IFRS as regards the preparation of consolidated financial statements.  The comparative figures with respect to 2009 have been restated to reflect adjustments made as a result of the adoption of IFRS.

The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2013 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2013 (as reported by the Central Bank of R$2.3426 to U.S.$1.00).  See “—Exchange Rates” for information regarding exchange rates for the Brazilian real.  You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2013 U.S.$	2013 R$	2012 (Reclassified)(1) R$	2011 (Reclassified)(1) R$	2010 (Restated) R$	2009 (Restated) R$
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
Net operating revenue	8,503,923	19,921,291	18,763,947	17,085,977	14,457,450	13,158,134
Cost of service provided and goods sold	(4,619,739)	(10,822,202)	(9,880,984)	(8,542,639)	(7,286,311)	(6,672,369)
Gross profit	3,884,183	9,099,089	8,882,963	8,543,338	7,171,139	6,485,765
Operating revenue (expenses)
Selling expenses	(2,096,611)	(4,911,522)	(4,774,161)	(4,848,512)	(4,494,608)	(4,436,751)
General and administrative expenses	(432,235)	(1,012,556)	(1,029,943)	(963,394)	(1,008,694)	(1,033,438)
Other revenue (expenses), net	(314,239)	(736,138)	(755,489)	(663,783)	(467,703)	(462,114)
Operating profit before financial income (expense)	1,041,096	2,438,873	2,323,370	2,067,649	1,200,134	553,462
Financial income (expenses)	(129,223)	(302,720)	(169.890)	(244,168)	(245,457)	(245,115)
Income before income tax and social tax contribution	911,872	2,136,153	2,153,480	1,823,481	954,677	308,347
Income tax and social contribution	(269,162)	(630,539)	(704,592)	(545,636)	1,257,038	33,026
Net income for the year	642,710	1,505,614	1,448,888	1,277,845	2,211,715	341,373
Net income per share	0.2659	0.62276	0.59950	0.56450	0.8955	0.1379
Diluted net income per share	0.2659	0.62280	0.59943	0.56420	0.8955	0.1379
Number of shares outstanding:
Common shares (in millions)	2,418	2,418	2,418	2,418	843	843
Preferred shares (in millions)	0	0	0	0	1,632	1,632
Dividends per share	0.06317	0.1480	0.1423	0.1259	0.2006	0.1251
Balance Sheet Data:
Property, plant, equipment and intangibles, net	6,250,927	14,643,423	13,555,699	12,493,487	10,427,637	9,741,375
Total assets	12,011,511	28,138,167	26,108,977	23,533,424	19,397,273	16,109,896
Loans and financing	2,026,234	4,746,656	4,390,095	3,660,583	3,234,670	3,549,219
Shareholders’ equity	6,230,103	14,594,640	13,832,870	12,953,354	10,300,809	7,695,618
Capital stock	4,200,362	9,839,770	9,839,770	9,839,770	8,149,096	7,613,610
Cash Flow Data:
Operating Activities:
Net cash provided by operations	2,246,863	5,269,502	4,965,169	4,154,180	4,009,472	3,035,559
Investing Activities:
Net cash used in investing activities	(1,522,642)	(3,560,907)	(3,764,726)	(4,319,253)	(2,581,475)	(2,544,848)
Financing Activities:
Net cash provided (used) in financing activities	(360,580)	(844,697)	(225,918)	1,051,696	(1,464,789)	390,770
Increase (decrease) in cash and cash equivalents	366,200	857,862	1,166,925	886,623	(36,792)	881,481
Cash and cash equivalents at beginning of year	1,890,967	4,429,780	3,262,855	2,376,232	2,413,024	1,531,543
Cash and cash equivalents at end of year	2,257,168	5,287,642	4,429,780	3,262,855	2,376,232	2,413,024

(1) The reclassifications are illustrated in Note 3(b) of the accompanying Financial Statements.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

Historically, macroeconomic conditions in Brazil have been characterized by wide swings in economic growth and significant fluctuations in interest, inflation, and foreign exchange rates. Nevertheless, socioeconomic indicators in Brazil, such as those related to income, labor and employment, have improved in recent years. Because the domestic market is one of the main economic drivers in Brazil, the Brazilian economy was generally resistant to the effects of the international economic and financial crisis in 2008 and 2009 and demonstrated relative stability during this period. In recent years, however, GDP growth and official interest rates in Brazil, as well as the exchange rate of the real against the U.S. dollar, have fluctuated.

As a result of government measures to stimulate economic activity in 2010, focused particularly on household consumption and improving employment rates, GDP growth was 7.5%, reaching a value of approximately U.S.$2.024 trillion, but was accompanied by inflationary pressure, which raised concerns about prolonged, sustainable growth. The official inflation rate in Brazil (Índice de Preços ao Consumidor Amplo), or IPCA, ended 2010 at 5.91%, the highest rate since 2004.

In 2010, to manage market expectations, the government initiated a process of monetary contraction by increasing the Special System of Settlement and Custody basic interest rate (Sistema Especial de Liquidação e Custódia), or SELIC, (which is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government) to 10.75% per annum at the end of 2010, from 8.75% per annum in 2009. The SELIC rate was revised, positively and negatively, during 2011 and was 11.00% as of December 31, 2011.

In 2011, the Brazilian government remained active in foreign exchange markets in an effort to curb the appreciation of the real.  In addition to participating almost daily in the foreign exchange market buying dollars, the government adopted several measures to contain the appreciation of the real against the dollar, such as an increase of the tax on financial operations (Imposto sobre Operações Financeiras), or IOF, and restrictive measures in relation to foreign investment in Brazil.  Despite these measures, the U.S. dollar depreciated 5.9% against the real in the first half of 2011.  Foreign exchange markets began to shift in the second half of 2011, and the real depreciated 20% against the U.S. dollar.

The rate of inflation in Brazil accelerated during the first half of 2011, causing the government to respond with a further tightening of monetary policy.  Through June 2011, the inflation rate was of 3.87%, equivalent to a twelve-month rate of 6.71%, exceeding the target set by the Central Bank.  The IPCA ended the year with an increase of 6.4%, the highest since 2004.

In 2011, with a combination of inflationary pressure, domestic uncertainty and global economic uncertainty and financial volatility, together with the cessation of prior government measures to stimulate the economy, GDP growth slowed to 2.7%, which, while not as robust as the prior year, still exceeded the GDP growth of several developed economies during the same period.

Throughout 2012, global economic uncertainty and financial market volatility contributed to uncertainty in Brazilian economic conditions. Although the U.S. showed better financial conditions and stronger job market indicators in early 2012, its growth for the remainder of 2012 remained low given higher savings requirements, tighter fiscal policy and low global growth rates. During 2012, the continued uncertainty in Europe, particularly in Greece, Spain, Italy and Portugal, intensified concerns regarding the fiscal sustainability and risk of sovereign default of those countries, reducing the confidence of international investors and bringing volatility to the markets. The continued financial deterioration of these countries appears to have impaired the global economy and, indirectly, the growth of emerging markets, including Brazil and China, which experienced growth well below forecasts in 2012. The stock exchanges of emerging countries declined generally and international capital flows demonstrated less tolerance for political and economic uncertainties.

The Brazilian government, in the face of this speculative and volatile international economic environment, adopted a series of countercyclical measures to stimulate the economy, including tax decreases, a decrease in interest rates, an expansion of credit and a systematic easing of monetary policy. The SELIC rate was cut throughout 2012, reaching a low of 7.25% on October 10, 2012, where it remained until April 17, 2013 when it was again revised positively.  Efforts by the Brazilian government to stimulate the economy did not have the intended effect, with GDP growth of only 0.9% in 2012.

Efforts by the Brazilian government to stimulate the economy were reversed in 2013 due to inflationary pressure. As of December 31, 2013, the SELIC rate was 10.00%. The trend of a depreciating real reversed temporarily in the first quarter of 2013, with the real reaching R$1.95 per U.S.$1.00 in early March 2013, only to continue its depreciation throughout much of the rest of the year, ending the year at R$2.34 per U.S. $1.00. The official inflation rate was 5.91% in 2013, above both the 5.84% recorded in 2012 and the 4.5% rate targeted by the

Central Bank, though falling within the “oscillating” band of plus or minus two percentage points considered acceptable by the Central Bank.  Inflation in 2013 was negatively impacted by food and housing prices, which increased 8.48% and 3.4%, respectively.

Inflation directly impacts our results of operations as result of certain of our assets and liabilities being subject to inflation adjustment, although the impact of these adjustments has not been material during the reported periods.  In 2013, the net impact of inflation adjustments was a loss of R$57.3 million and in 2012, was a gain of R$3.4 million. The loss in 2013 can be explained by losses due to inflation adjustment on provisions for regulatory contingencies and, to a lesser extent, inflation adjustments on a R$116 million loan from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, offset in part by adjustment gains on judgments awarded to us and, to a substantially lesser extent, inflation adjustment gains on contracts.

In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base.  Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

The table below sets forth data regarding GDP growth, inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2013	2012	2011
GDP growth (1)	2.3%	0.90%	2.7%
Inflation (IGP-M) (2)	5.53%	7.81%	5.10%
Inflation (IPCA) (3)	5.9%	5.8%	6.5%
DI Rate (4)	9.77%	6.90%	10.87%
TJLP (5)	5.00%	5.50%	6.0%
Appreciation (devaluation) of the real against the U.S. dollar	14.64%	8.94%	12.59%
Exchange rate (closing)—R$ per U.S.$1.00	2.3426	2.0435	1.8751
Average exchange rate—R$ per U.S.$1.00 (6)	2.1741	1.9550	1.6738

(1)	Brazilian GDP for 2013, 2012 and 2011 was calculated using the new procedures adopted by the IBGE.

(2)
Inflation (IGP-M) is the general market price index as measured by Fundação Getúlio Vargas, or FGV, and represents data accumulated over the 12 months in each year ended December 31, 2013, 2012 and 2011.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2013, 2012 and 2011.

(4)	The DI rate is the average inter-bank deposit rate performed during the day in Brazil (accrued as of the last month of the period, annualized).

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate on the last day of each year.

Sources: BNDES, Central Bank, FGV, and IBGE.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably.  The real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Although the real appreciated by 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008, as a result of the international financial and economic crisis, the real depreciated against the U.S. dollar by 24.0%.  In 2009 and 2010, the real appreciated against the U.S. dollar by 25.5% and 4.3%, respectively.  In 2011, the real depreciated by 4.8% against the U.S. dollar.  On December 31, 2011, the period-end real/U.S. dollar exchange rate was R$1.8758 per U.S.$1.00. In 2012, the real depreciated a further 8.94% against the U.S. dollar.  On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S.$1.00. On December 31, 2013, the period-end real/U.S. dollar exchange rate was R$2.3426 per U.S.$1.00.

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

	Reais per U.S. dollar
Year	High	Low	Average	Year End
2009	2.4218	1.7024	1.9935	1.7412
2010	1.8811	1.6554	1.7593	1.6662
2011	1.9016	1.5345	1.6746	1.8758
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4169	1.9528	2.1603	2.3426

	Reais per U.S. dollar
Month	High	Low
October 2013	2.2123	2.1611
November 2013	2.3362	2.2426
December 2013	2.3817	2.3102
January 2014	2.4397	2.3335
February 2014	2.3245	2.4371
March 2014	2.3675	2.2594
April 2014 (through April 11)	2.2811	2.1974

Source: Central Bank/Bloomberg

On April 11, 2014, the selling rate was R$2.2059 to US$1.00.  The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 11, 2014 may not be indicative of future exchange rates.

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

Our business strategy is aimed at improving revenues and selective growth, while maintaining financial discipline.  To achieve this goal, we seek to strengthen our market position by leveraging mobile telephony to increase broadband usage and by exploiting opportunities arising from fixed-to-mobile substitution.

Our ability to implement our strategy is influenced by many factors outside of our control, including:

•	government policy and changes in the regulatory environment in Brazil;

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•
increasing competition from global and local OTT players (operators such as mobile virtual network operators or branded resellers offering content and services on the Internet without owning their own proprietary telecommunications network infrastructure);

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

The opening of the Brazilian market to competition for telecommunications services has adversely affected historical margins in the industry.  We face increased competition throughout Brazil from new entrants in the personal communications service, or PCS, market.  We compete with providers of wireless services and trunking and with providers of fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of mobile services for these and other services and a trend of bundling PCS with Internet and other services. As a result, the cost of maintaining our revenue share has increased and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence.  Other than TIM, the following entities also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro, Telefônica Brasil S.A., under the brand name Vivo, TNL PCS S.A. and 14 Brasil Telecom Celular S.A., under the brand name Oi and, recently, Nextel Telecomunicações Ltda., under the trade name Nextel, which is increasing its third generation mobile network, or 3G network, and existing trunking network.

We also expect to face increased competition from other wireless telecommunications services, such as digital trunking, or SME, because these services are generally less expensive than cellular telecommunications services and are subject to a different set of regulations.  In addition, technological changes in the telecommunications field, such as the development and roll-out of third and fourth generations of mobile telecommunications network technology, or 3G and 4G, and Voice over Internet Protocol, or VOIP, are expected to introduce additional sources of competition.

Increased competition may increase our churn rate and could continue to adversely affect our market share and margins.  Additional market consolidation may allow other telecommunications companies to compete more aggressively against us.  Our ability to compete successfully will depend on the effectiveness of our marketing efforts and our ability to anticipate and respond to developments in the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Additionally, we may face competitors with greater access to financial resources.  We cannot predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services to our customers.  If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

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

•
the introduction of Long Term Evolution, or LTE, network layer and simultaneous management of multiple technology layers, such as Global System Mobile, or GSM, 3G and LTE through different spectrum bands which involves managing the LTE Radio Access Network, or RAN, sharing agreement between TIM and other mobile operator companies (see “Item 4. Information on the Company—B. Business Overview—Our Network”);

•	ongoing improvements in the capacity and quality of digital technology available in Brazil; and

•	the anticipated auction of licenses for the operation of 700 MHz LTE bandwidth.

We may be unable to keep pace with these technological changes, which could affect our ability to compete effectively and have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on our ability to expand our services and to maintain the quality of the services provided.

Our business as a mobile telecommunications services provider depends on our ability to maintain and expand our mobile telecommunications services network.  We believe that our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	increasing marketing activities;

•	continuous attention to service quality; and

•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel.

We believe that these requirements will place significant demand on our managerial, operational and financial resources.  Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects on our business, financial condition and results of operations.

Our operations are also dependent upon our ability to maintain and protect our network.  Damage to our network and backup systems could result in service delays or interruptions and limit our ability to provide customers with reliable service over our network.  The occurrence of any event that damages our network may adversely affect our business, financial condition and results of operations.

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

We may experience a decrease in customer growth and high rate of customer turnover, which could increase our costs of operations and reduce our revenue.

Our subscriber acquisition rate can be negatively affected by overall market penetration. Additionally, our churn rates are mainly affected by price competition from our competitors and aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil and our strict policy of terminating customers who do not continue to use our services or do not pay their bills on time.  Churn reflects the number of customers who terminate their service or have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. As indicated by historical churn rates, we may experience a high rate of customer turnover, which could increase our cost of operations and reduce our revenue.  Several factors in addition to competitive pressures could influence our subscriber acquisition rate and our churn rate, including limited network coverage, lack of reliable service and economic conditions in Brazil.

Our controlling shareholder may exercise its control in a manner that differs from the interests of other shareholders.

Telecom Italia S.p.A., or Telecom Italia, through its ownership of TIM Brasil Serviços e Participações S.A., or TIM Brasil, our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions.  Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition and results of operations.

System failures could result in reduced user traffic and reduced revenue and could harm our reputation.

Our success largely depends on the continued and uninterrupted performance of our information technology network systems and of certain hardware. Our technical infrastructure (including our network infrastructure for mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Unanticipated problems at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our levels of customer satisfaction and our reputation.

Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests.  The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests.  Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2013, we had approximately R$5,069 million in consolidated outstanding indebtedness of which 37% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency.  If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.  Our net debt position in 2013 of R$421 million (loans plus accrued interest and derivatives (liabilities), less cash and cash equivalents, derivatives (assets) and short term investments) means we should not need substantial funding to meet our obligations or to conduct our activities.

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

Telecom Italia owns the rights to the “TIM” trade name, which is currently licensed to us.  Telecom Italia may stop us from using the TIM trade name any time.  The loss of the use of the “TIM” trade name could have a material adverse effect on our business and operating results.

The shareholding structure of our parent company, Telecom Italia, has undergone significant changes which has subjected us to increased government oversight.

On April 28, 2007, Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.p.A. and Telefónica S.A., or Telefónica, entered into an agreement to acquire the entire share capital of Olimpia S.p.A., or Olimpia, a company which, at the time, held approximately 18% of the voting capital of Telecom Italia, our indirect parent company.  This acquisition was made through Telco S.p.A., or Telco.  With the conclusion of the transaction and the subsequent merger of Olimpia with and into Telco in December 2007, Telco became the holder of 23.6% and currently holds 22.4% of the voting capital of Telecom Italia the indirect parent company of TIM.

In connection with the approval of the acquisition, through Act No. 68,276/2007, of October 31, 2007, Anatel imposed certain restrictions to guarantee the total segregation of the business and operations of Telefónica and TIM in Brazil, including, among other things, the obligation that the Telecom Italia group companies directly or indirectly involved in the Brazilian telecommunications sector present Anatel with copies of the minutes of the meetings of their respective boards of directors. On July 7, 2009, Anatel issued Act No. 3,804/2009, that considered accomplished some of the obligations imposed by Act No. 68,276/2007, as well as established other obligations related to the filing of minutes of meetings of the respective boards of directors of the companies which directly or indirectly operate in the Brazilian telecommunication market and minutes of the shareholders meetings in which directors are appointed. The companies in Brazil were also obligated to present information related to the execution of any agreements between companies under the shareholding control of Telefónica and Telecom Italia in connection with telecom services offered in Brazil and also copies of minutes of the meetings of their respective boards of directors in which these agreements are discussed.  On November 8, 2011, Anatel issued a new decision (No. 9,403/2011) clarifying that, according to its interpretation of Act No. 68,276/2007, companies of the Telecom Italia group to which the restrictions were addressed are also obligated to present hard copies of the minutes of all meetings of the respective boards of directors to Anatel, regardless of whether or not the members of such body were appointed following direct or indirect nomination by Telefónica and whether or not matters concerning activities relating to the provision of telecommunications services in the Brazilian market were discussed. In order to ensure full compliance with such restrictions and also considering those clarifications provided by Anatel, some internal procedures were approved and adopted by each of the companies to which the restrictions were addressed, by means of a resolution of the applicable administrative body. Our Board of Directors approved such procedures at a meeting held on February 15, 2012. On April 28, 2010, as a condition for the approval of the aforementioned transaction, Telco shareholders executed a settlement agreement, or the TCD, with the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, which established additional rules regarding Telecom Italia’s governance in relation to its activities in the Brazilian telecommunications market. TIM Brasil is the Intervening Party in the TCD.  On December 26, 2012, as part of CADE’s review and in view of the documents that had been submitted by each group since the TCD’s approval, CADE’s Attorney General issued a legal opinion that confirmed that most of TIM Brasil’s obligations were duly satisfied, but required additional information in order to verify possible non-compliance. On December 4, 2013, CADE imposed a fine on TIM Brasil because the Company did not submit, for its review, an agreement executed with the Telefónica Group before the execution of the TCD.  On December 16, 2013, TIM Brasil filed a request for clarification, which automatically suspended the obligation to pay the fine until the CADE provides the requested clarification.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services.  In the years ended December 31, 2013, 2012 and 2011, we made allowances for doubtful accounts in the amounts of R$ 240.0 million, R$250.9 million and R$231.5 million, respectively, primarily due to defaults in payment by our customers.  As a percentage of our gross revenue, our provisions for doubtful accounts amounted to 0.8%, 0.9% and 0.9% in the years ended December 31, 2013, 2012 and 2011, respectively.  Under Anatel regulations, we are allowed to undertake certain measures to reduce customer defaults, such as restricting or limiting the services we provide to customers with a history of defaults.  If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts, which could have an adverse effect on our results of operations.

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

Risks Relating to the Brazilian Telecommunications Industry

Anatel classified us as an economic group with significant market power in some markets and are now subject to increased regulation.

In July 2006, Anatel introduced the concept of significant market power in the industry and issued regulations regarding the fees that may be charged by personal mobile services providers with significant market power in the mobile interconnection market for the use of mobile networks.  In November 2012, Anatel approved the General Plan for Competition Goals (Plano Geral de Metas de Competição), or PGMC, published by Anatel as Resolution No. 600 on November 12, 2012, which identified relevant markets susceptible of being regulated ex ante and established criteria for the evaluation of telecommunications providers to determine which providers have significant market power.  Also in November 2012, Anatel classified us as belonging to economic groups with significant market power in the following relevant markets identified by the PGMC: (i) passive infrastructure in transport and access networks (provision of cellular towers); (ii) mobile network inbound calls (otherwise referred to as the mobile network termination market); and (iii) national roaming.

Due to such classification, we are now subject to increased regulation under the PGMC, which could have an adverse effect on our business financial condition and results of operations.  Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks (Valor de Uso de Rede Móvel), or VU-M, are regulated. VU-M mobile termination rates may currently be negotiated among operators with reference rates only applied by Anatel in case of dispute, and, beginning in 2016, VU-M reference rates are expected to be determined on the basis of costs. Moreover, because of our classification as having significant market power in the national roaming market, we must offer roaming services to other mobile providers without significant market power at the lowest tariff rate in the market.  We are also required to provide other providers without significant market power access to our towers and masts due to our classification as having significant market power in that portion of the passive infrastructure market.

We are subject to various obligations in the performance of our activities with which we may be unable to comply.

In the performance of our telecommunications services, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

•	the rules set forth by Anatel, the primary telecommunications industry regulator in Brazil;

•	the PCS authorizations under which we operate our cellular telecommunications business;

•	the fixed authorizations (local, national long distance, international long distance and multimedia service) under which we operate our telecommunications business;

•	the Consumer Defense Code; and

•	the General Telecommunications Law (Law No. 9,472/97, as amended).

We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought since December 2004 by Anatel against TIM Celular and TIM Nordeste (later merged into TIM Celular), we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations.  In fact, there are some administrative proceedings regarding noncompliance with quality goals and regulatory obligations that resulted in Anatel levying fees against TIM Celular.

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

Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among others:

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

The Brazilian government under certain circumstances may terminate our authorizations or we may not receive renewals of our authorizations.

We operate our business under authorizations granted by the Brazilian government. As a result, we are obligated to maintain minimum quality and service standards, including targets for call completion rates, geographic coverage and voice channel traffic rates, user complaint rates and customer care call completion rates.  Our ability to satisfy these standards, as well as others, may be affected by factors beyond our control.  We cannot assure that, going forward, we will be able to comply with all of the requirements imposed on us by Anatel or the Brazilian government.  Our failure to comply with these requirements may result in the imposition of fines or other government actions, including, in an extreme situation, the termination of our authorizations in the event of material non-compliance.

Our radio frequency authorizations for the 800 MHz, 900 MHz and 1800 MHz bands that we use to provide PCS services started to expire in September 2007 and are renewable for one additional 15-year period, requiring payment at every two-year period equal to 2% of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans, which are intended to increase telecommunications penetration throughout Brazil. Anatel has stated that the revenue on which the 2% payment is based should be calculated as including revenues derived from interconnection as well as additional facilities and conveniences.  As a result, we are currently disputing these radio frequency authorization renewal payments both administratively and judicially.

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

In addition to competitive pressures, as a result of the increasing substitution of data services in place of traditional voice and short message service, or SMS, communications, our traditional voice and SMS markets also have been decreasing and are expected to continue to decrease due to increasing competition from alternative modes of telecommunications.

We face increasing competition from non-traditional data services on new voice and messaging over the Internet technologies, in particular over-the-top (OTT) applications, such as Skype, Google Talk, FaceTime and WhatsApp. These applications are often free of charge, other than for data usage, accessible via smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the Internet, bypassing more expensive traditional voice and messaging services such as SMS, which have historically been a source of significant revenues for mobile network operators such as us. With the growing use of smartphones, tablets and computers in Brazil, an increasing number of customers are using OTT application services in substitution for traditional voice or SMS communications.

Historically, we have generated a substantial portion of our revenues from voice and SMS services, and the substitution of data services for these traditional voice and SMS volumes has had and is likely to continue to have a negative impact on our revenues and profitability. As a result of these and other factors, we face a mobile market in which price pressure has been increasing.

All mobile network operators, including ourselves, are currently competing with OTT application providers who leverage on existing infrastructures and who generally do not operate capital-intensive business models associated with traditional mobile network operators like us. OTT application service providers have recently become more sophisticated competitors, and technological developments have led to a significant improvement in the quality of service, in particular speech quality, delivered via data communications applications such as OTT. In addition, players with strong brand capability and financial strengths, such as Apple, Google and Microsoft, have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in average revenue per user, or ARPU, and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

Due to the nature of our business we are exposed to numerous consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits brought by or on behalf of consumers in the ordinary course of our operations as a mobile telecommunications provider in Brazil.  We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites.  These suits include claims contesting certain aspects of the fee structure of our prepaid and postpaid plans which are commonplace in the Brazilian telecommunications industry.  As of December 31, 2013, we are subject to 77,316 consumer claims filed at the judicial and administrative levels.  The aggregate contingency value of these claims is R$593 million.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, emphasizing the issues related to our tax planning strategies as well as questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2013, we are subject to approximately 2,228 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$7.8 billion, including risks related to lawsuits classified as probable and possible loss.  Although many of these claims relate to general business practices in the Brazilian mobile telecommunications industry, adverse determinations could have an adverse effect on our business practices and results of operations.

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

Government authorities could increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation.  The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services.  On July 2, 2002, Anatel published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz.  In 2009, the Brazilian government enacted Law No. 11.934 establishing limits related to the magnetic and electromagnetic emissions to be as defined by the World Health Organization and requiring that operators had to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station.  The records must be five years old at most. Any of these or any other additional regulations could adversely affect our business, financial condition and results of operations.

The new index applied for the remuneration for the use of PCS networks may not be adequate.

Since 2006, Anatel uses Telecommunications Service Index (Índice de Serviços de Telecomunicações), or IST, to adjust rates received by Intelig for Fixed Switched Telephone Services, or STFC, rates and Industrial Exploration of Dedicated Lines (Exploração Industrial de Linha Dedicada) or EILD, and remuneration for the use of PCS, which substitutes the General Price Index (Índice Geral de Preços Disponibilidade Interna), or the IGP-DI, an inflation index developed by the FGV, a private Brazilian foundation.  Thus, the prices we may charge for our services may be indirectly impacted by this index. Anatel intends to regulate the telecommunications industry based on a model that analyzes company costs based on a hypothetical company’s costs and other factors.  If this new adjustment mechanism, or any other mechanism chosen by Anatel in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.  In 2013, the IST presented a much smaller variation than the IGP-DI.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results of operations.

Anatel issued new regulations on interconnection rules from 1997 to 2012, some of which could have an adverse effect on our results.  The rules that may adversely affect our results are (1) Anatel had defined clearly that the same PCS provider with different authorization areas may receive only one instead of two interconnection charges, or VU-M, for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for mobile termination VU-M is not successful, Anatel (i) would apply, in 2012 and 2013, Resolution 576, which contemplates a reduction of approximately 18% and 12% in 2012 and 2013, respectively, over the mobile interconnection rate; and (ii) will apply Resolution 600 from 2014 to 2016, according to which the VU-M reference rates of the operators with significant market power in 2014 will be 75% of the valid VU-M in 2013, and in 2015 will be 50% of the valid VU-M in 2013. From February 2016 on, Anatel proposes a fully allocated cost model for reference rates by allocating the various service costs to determine a basic price. Final rules regarding these prices are still pending. These regulations can have an adverse effect on our results of operations because (1) our interconnection charges would likely continue to drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for operators without significant market power.

The introduction of MVNOs (Mobile Virtual Network Operators) in the Brazilian market could have an unintended adverse effect on our results.

In November 2010, Anatel approved a resolution establishing the rules to permit the exploration of mobile services by means of a virtual network, based on commercial agreements between established operators and virtual operators.  The rules established there could be two types of MVNOs. The first type of MVNO are those with a business model to provide low-cost mobile phone services by relying on business arrangements with traditional mobile operators to purchase minutes of use (MOU) for sale to their own customers.  The second type is a full MVNO with an authorization that permitted the provision of services based on a sharing of infrastructure agreement with an established mobile operator.

We were the first mobile operator to negotiate a contract with a virtual operator. The first contract to be submitted for Anatel’s approval in December 2010 was for an authorization license in partnership with us.  Our commercial partners have opted for the authorization license, which carries the obligations and responsibilities for providing the service.  The contracts are negotiated on a case-by-case basis with the intention to build a specific solution for every new virtual operator.

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

In July 2012, with the express goal of improving the quality of mobile telecommunications services provided in Brazil, Anatel issued administrative injunctions suspending three of the primary mobile providers, including Claro and TIM Celular, from selling and activating new mobile service plans. Anatel lifted the suspension only after these providers made formal commitments to undertake specific investments related to the expansion of their respective networks and improvement of their respective services.

In November 2012, Anatel issued a new administrative injunction to suspend and stop our “Infinity Day" promotion, in which customers from specific states were charged per day of use for voice service to TIM numbers and local fixed telephones. Anatel, in its preliminary analysis, considered the promotion to be potentially harmful to the quality of our mobile services. The injunction was revoked in January 2013, after Anatel determined that the promotion did not pose a risk to the provision of our mobile services.

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

Tax reforms may affect our prices.

In 2010, the Brazilian government increased the tax on financial operations, or IOF, rate on foreign investments in fixed income securities from 2% to 4%.  This tax increase was intended to decrease speculation on Brazilian markets and reduce the volatility of appreciation of the real, reinforcing official efforts to discourage foreign investment by increasing transaction costs.  In 2011, the IOF tax was expanded to tax loans entered into by banks and companies outside of Brazil with a maturity of less than 360 days. Additionally, the IOF tax rate related to exchange currency increased from 0% to 0.38%, with certain exceptions.  Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds to Brazil for investments made by a foreign investor (including a holder of ADSs that is non-resident in Brazil, as applicable) are subject to IOF/Exchange tax at a 0% rate in the case of variable income transactions carried out on Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading in the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investment made under the rules of CMN Resolution No. 2,689 in the Brazilian financial and capital markets, including an investment in our common shares. The IOF tax rate related to international loans entered into in Brazil by foreign banks and companies remained at 6% in 2012, however maturity was increased from 360 to 1800 days (approximately 5 years), and subsequently reduced to 720 days and later to 360 days in an effort to manage the flow of foreign capital entering Brazil through offshore loans.  In 2013, the Brazilian government maintained the IOF tax rate on international loans at 6% and the maturity at 360 days.

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

According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by FGV, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, negative 1.72% in 2009, 11.32% in 2010, 5.10% in 2011, 7.81% in 2012 and 5.51% in 2013.  In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian consumer price inflation rates were, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013.  The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth.  Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Inflation may increase in Brazil in the future.  Periods of higher inflation may decrease the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales.  If inflation rises, families’ disposable income may decrease in real terms, leading to lack of purchasing power among our customer base.  Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income.  Inflation also directly impacts our results of operations because certain of our assets and liabilities are subject to inflation.  In addition, higher inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our debt may increase, resulting in lower net income.  Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our shares and the ADSs.

Exchange rate movements may adversely affect our financial condition and results of operations.

The Brazilian currency has been devalued frequently over the past four decades.  Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.  For example, the real depreciated against the U.S. dollar by 15.7% in 2001, 34.3% in 2002, 32% in 2008, 4.8% in 2011, 8.94% in 2012 and 14.64% in 2013.  Notwithstanding the fact that the real has appreciated 11.5%, 8.7%, 25.4%, and 4.3% in 2006, 2007, 2009 and 2010, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

Continuing appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Any such appreciation could reduce the competitiveness of our exports and adversely affect our net sales and our cash flows from exports.  Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products, which may result in the adoption of deflationary government policies.  The sharp depreciation of the real in relation to the U.S. dollar may generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates.  Devaluations of the real would reduce the U.S. dollar value of distributions and dividends on our common shares and ADSs and may also reduce the market value of such securities. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

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

The Central Bank establishes the basic interest rate target (the SELIC rate) for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The SELIC rate was revised, positively and negatively, during 2011 and was 11.00% as of December 31, 2011.  In 2012, the Central Bank undertook a systematic easing of monetary policy in an effort to stimulate growth.  The SELIC rate was cut throughout 2012, reaching a low of 7.25% on October 10, 2012, where it remained until April 17, 2013, after which it was repeatedly revised upward. As of December 31, 2013, the SELIC rate was 10.00%.

At December 31, 2013, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, including R$1,935 million tied to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$2,135 million tied to the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or CDI rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, and R$116 million tied to UMIPCA (Unidade Monetária IPCA do BNDES) and R$681 million tied to fixed interest rates. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations. Nevertheless, the Company invests its cash in CDI, which can absorb part of the financial expenses impact.

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

In an attempt to increase liquidity in the financial markets and prevent the failure of the financial system, various governments have intervened on an unprecedented scale. Although the global economy has recently been showing signs of recovery, there is no assurance that such recovery will continue once the effects of various government stimulus efforts have worn off.  In the long term, as a consequence, global investor confidence will likely remain low and credit will likely remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

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

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economic instability and constant changes.  The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. At December 30, 2013, BM&FBOVESPA’s market capitalization was approximately R$2.41 trillion (U.S.$ 1.02 trillion).  The Brazilian capital market shows significant concentration.  The top five shares in terms of trading volume accounted for approximately 26.91% of all shares traded on the BM&FBOVESPA in the year ended December 31, 2013.  These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

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

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate of 15% or 25%, depending on the circumstances.  Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution 2,689, of January 26, 2000, as amended, or “Resolution CMN 2,689” of the National Monetary Council (Conselho Monetário Nacional CMN), or CMN, as described below in “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax.  Gains realized through transactions on Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain).  Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges and not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

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

Basic Information

TIM Participações S.A. is a corporation (sociedade anônima) organized under the laws of the Federative Republic of Brazil.  The Company was incorporated in the Federative Republic of Brazil for an indefinite period on May 22, 1998 under the name Tele Celular Sul Participações S.A., which was later changed to TIM Participações S.A. on August 30, 2004.

Our headquarters are located at Avenida das Américas, 3434-7th floor, 22640-102 Rio de Janeiro, Brazil and our telephone number is +55 (21) 4109-3742 and our fax number is +55 (21) 4109-3314.

Our agent for service of process in the United States is CT Corporation located at 111 Eighth Avenue, New York, NY 10011.

Historical Background

Our indirect controlling shareholder, Telecom Italia, began operating in Brazil in 1998 and through us is currently a leading wireless operator in the country.  In the 2001 auctions held by Anatel for cellular frequency Bands D and E, Telecom Italia was the only company to be awarded licenses covering the entirety of the Brazilian territory, which at the time made Telecom Italia the sole operator to offer services on a nationwide level under the same brand.  In 2002, Telecom Italia (then Telecom Italia Mobile) formed TIM Brasil, the holding company of Telecom Italia’s operating companies in Brazil.

Prior to the incorporation of Telebrás, the Brazilian state-owned telecommunications monopoly, in 1972, there were more than 900 telecommunications companies operating throughout Brazil.  Between 1972 and 1975, Telebrás, as a regulated monopoly, acquired almost all the telephone companies operating in Brazil.  Beginning in 1995, the Brazilian federal government undertook a comprehensive reform of Brazil’s telecommunications regulatory system.  In 1996 and 1997, the Brazilian government privatized Telebrás and established Anatel as an independent regulatory agency.  In connection with the privatization, Telebrás was broken up, or the Breakup, into 12 new holding companies, or the New Holding Companies, that consisted of

•	eight cellular telecommunications service providers, each operating in one of ten regions, each a Cellular Region;

•	three fixed-line telecommunications service providers, each providing local service and intraregional long distance service in one of three regions, each a Fixed-Line Region; and

•
Embratel Participações S.A., or Embratel, which provides domestic long distance telecommunications service (including intraregional and interregional), as well as international telecommunications service throughout Brazil.

Upon the Breakup of the Telebrás system, the Brazilian territory was initially divided by Anatel into ten separate cellular service regions, or Band A, each serviced by one of the New Holding Companies operating in the cellular telecommunications business.  In addition, under the General Telecommunications Law, the federal government granted authorizations to new companies to provide cellular telecommunications service within a 25 MHz sub-band within the band of 800 to 850 MHz, which is referred to as Band B.  Companies operating under the Band B were distributed throughout ten different regions, which generally overlap with the Band A regions.  Anatel’s rules at the time prevented the controlling shareholders of Band A and Band B cellular service providers from holding more than one license, either in the form of an authorization or a concession, in a single PCS region and as a result, some companies controlled by Telecom Italia waived their rights to provide PCS services in certain areas.

In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of Tele Sudeste Celular Participações S.A., or TSU, and Tele Nordeste Celular Participações S.A., or

TND, the two companies that, following a series of acquisitions, corporate reorganizations and corporate name changes, merged to form TIM Participações in 2004.  In December 2002, TIM Sul, TIM Nordeste and TIM Maxitel had converted their respective concessions to operate under Cellular Mobile Service, or SMC, regulations into authorizations to operate under PCS regulations.  We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes, and we are currently held, directly and indirectly, by Telecom Italia through its wholly-owned subsidiary, TIM Brasil.  See “Item 4. Information on the Company—C. Organizational Structure” for a description of our current corporate structure and Exhibit 8.1 attached hereto for a list of our significant subsidiaries as of the date of this annual report.

In 2011, our shareholders approved our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by us to the Novo Mercado.  In order to join the Novo Mercado, we entered into a Novo Mercado Participation Agreement with the BM&FBOVESPA. Through this agreement, which became effective on July 27, 2011, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. Additionally, as of such date, our shares started trading on the Novo Mercado segment of the BM&FBOVESPA.  Pursuant to the Novo Mercado Regulations, we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights.  As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011.  On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE.  From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, by using the code “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.  See “Item 9.  The Offer and Listing—A.  Offer and Listing Details.”

On July 8, 2011, our wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa (the AES Group in Brazil) for the purchase of all of AES Elpa’s equity interests in Eletropaulo Telecomunicações and 98.3% of the interest of AES RJ (the “AES Atimus Acquisition”).  We completed the acquisition on October 31, 2011, after all conditions precedent to the contract were completed and certain regulatory approvals were obtained.  We paid a total of R$1,074.2 million and R$447.5 million, respectively, for each of Eletropaulo Telecomunicações and AES RJ.  In connection with the acquisition, Eletropaulo Telecomunicações changed its corporate name to TIM Fiber SP Ltda., and AES RJ changed its corporate name to TIM Fiber RJ S.A., and we call this business, which owns and operates an extensive fiber optic network in metropolitan São Paulo and Rio de Janeiro, collectively, TIM Fiber.

In accordance with the reorganization of TIM Fiber, on August 29, 2012, TIM Fiber RJ and TIM Fiber SP were merged into TIM Celular. The purpose of this reorganization was to simplify our organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by us.

2013 Important Events

2013 mobile market developments

According to Anatel, the Brazilian mobile market reached 271.1 million lines nationwide at the end of 2013, corresponding to a penetration ratio of 136.4%, compared to 132.8% in 2012, for an annual growth rate of 3.5%, compared to 8.1% in 2012. Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. The prepaid customer base at 211.6 million lines continues to represent the greatest share of the total subscriber base, growing 0.3% in 2013 and constituting 78.0% of the mobile market.  The postpaid business reached 59.5 million lines in 2013, a 16.9% increase over 2012. Growth factors for both sectors include increased access to credit and an expansion of the Brazilian middle class.

Capital Expenditures

Our main capital expenditure in 2011 was the AES Atimus Acquisition whereby we acquired the companies that now constitute TIM Celular (formerly TIM Fiber) for a total purchase price of R$1,521.7 million. Other capital expenditures in 2011 were also focused on development of our network infrastructure.  Our principal capital expenditures in 2012 related to network infrastructure and information technology systems focused on improving the quality of our services throughout Brazil.  Other capital expenditures in 2012 related to the acquisition of 4G licenses and the funding of other organic projects focused on the development of our network infrastructure.

In 2013, our Board of Directors approved our budget for capital expenditures, which estimated expenditures of R$3.6 billion for 2013, or 13% of our total gross revenues.  Most of the capital expenditures we budgeted relate to the expansion of the capacity and quality of our 3G technology and development of technology infrastructure.

Our principal capital expenditures in 2013 related to network infrastructure and information technology systems focused on improving the quality of our services.  In 2013, in response to Anatel’s requirements that we enhance the quality of services provided, we remained committed to make heavy network investments over the next several years. In 2013, we delivered major infrastructure projects in 39 cities throughout Brazil.  According to a network improvement plan we presented to Anatel in 2012, we anticipate infrastructure investments to reach approximately R$9.6 billion between 2012 and 2014, with a focus on infrastructure and quality improvements, including projects to (i) increase our network, with an anticipated 33% growth in 3G antennas and 8,000 kilometers of new fiber optic cables by 2014, (ii) optimize network utilization, including adjustments for enhancing signal quality in current coverage areas; and (iii) address map network interruption and failure causes, in addition to implementing solutions to prevent such events, ensuring the quality of calls and data connections, and increasing users’ accessibility.

Other capital expenditures in 2013 related to the funding of other organic projects focused on the development of our network infrastructure, such as building long-distance networks and establishing our metropolitan fiber optic cable network and through increased coverage and capacity.  Our principle source of funds for capital expenditures is cash from operations.

During 2014, 2015 and 2016, we expect to consolidate our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators.  Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment.  There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in future periods.

B.           Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers.  These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers.  As of December 31, 2013, there were approximately 271.1 million mobile lines, representing approximately 136.4% of the population, compared to approximately 261.8 and 242.2 million mobile lines representing approximately 132.8% and 123.9% of the population in 2012 and 2011.

Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, market focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers.  According to Anatel, at the end of 2011, 2012 and 2013, approximately 81.8%, 80.5% and 78.0%, respectively, of mobile lines were prepaid and 18.2%, 19.5% and 22.0%, respectively, were postpaid.  The postpaid business reached 59.5 million lines in 2013, an annual expansion of 16.9%.  The average monthly revenue per mobile customer in Brazil was approximately R$21.1 for the year ended December 31. 2011, R$19.8 for the year ended December 31, 2012 and R$20.1 for the year ended December 31, 2013.

Our Business

We are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with 73.4 million lines and a market share of 27.1%, based on data from Anatel.  In the year ended December 31, 2013, we added 3.1 million net lines, a decrease of approximately 51.8% compared to net additions in the year ended December 31, 2012.

Through our subsidiaries in various telecommunications markets throughout Brazil, we operate mobile, fixed and long distance telephony, data transmission and Internet services.  For the year ended December 31, 2013, our gross service revenue was R$25.0 billion, a 2.9% increase from the year ended December 31, 2012, following a 9.6% increase in gross service revenue from 2011 to 2012.

Through our GSM network, we serve approximately 95% of the urban population of Brazil, representing the largest GSM network coverage of any mobile telecommunications services provider in Brazil (based on publicly available data of other mobile telecommunications providers), with a presence in approximately 3,404 municipalities.  We offer extensive data coverage throughout Brazil, with our general packet radio services technology, or GPRS, covering 100% of our coverage area and our EDGE technology reaching 94.8% of our coverage area, in addition to our sophisticated 3G network covering more than 78% of the urban population of Brazil. Our international roaming agreements include more than 450 networks available in over 200 countries.  Our fiber network extends from northern to southern Brazil, with an extensive wide area network, or backbone, of approximately 47,000 kilometers, and metropolitan area networks, or backhaul.  Our fiber optic network has a unique capacity to offer high quality ultra-broadband service, available through our Live TIM service in the Rio de Janeiro and São Paulo metropolitan regions.  We continued throughout 2013 to expand the neighborhoods in Rio de Janeiro and São Paulo where our Live TIM service is available, and in May 2013, Live TIM received the Customer Service Innovation award from the magazine Global Telecom Business.  We began in 2012 a major metropolitan fiber optic network expansion in 44 major Brazilian cities, which we anticipate will achieve approximately 50% total traffic by the end of 2014. This is a key project that will enable us to provide high performance data services including 4G technology.  In 2013, we also continued to expand upon our long distance fiber optic network, delivering the first stage of the LT Amazonas project, a fiber optic backbone connecting major cities in the north of Brazil, one of Brazil’s regions with the greatest lack of infrastructure.  Fiber optics are particularly important in rural areas such as these because the signals that are transmitted through fiber experience less attenuation (loss of signal strength) and, therefore, can travel longer distances.  In connection with the LT Amazonas project, we have entered into financial lease agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil.

Our growth in the mobile telecommunications market does not result in revenue cannibalization (substitution of fixed-line services for mobile services), as we are essentially a pure mobile operator with no landline legacy, unlike many of our competitors that offer both fixed-line and mobile telephony services. Also, we abide by a “no subsidy” policy for handset and accessories sales, which helps avoid pressure on margins and costs as we grow.

In 2013, as in 2012 and 2011, we invested more in our infrastructure than any other mobile telecommunications operator in Brazil, based on capital expenditure data reported by our competitors. We believe our net investments of approximately $3.9 billion in 2013, a 2.8% increase over 2012 and of which approximately 90.1% went towards infrastructure, is indicative of our commitment to enhancing our ability to provide services of the highest quality and respond to the expected increasing demand in voice traffic in Brazil.

According to data submitted to Anatel, we will invest more in infrastructure than any other mobile telecommunications operator between 2012 and 2014.  Between 2013 and 2015, we will invest R$10.7 billion in Brazil, 90% of which will be directed toward infrastructure projects.

As of December 31, 2013, we had more than 11,000 points of sales through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. In addition to these retail outlets, our customers have access to prepaid phone services through supermarkets, newsstands and other small retailers as an alternative channel to access our products and services, totaling more than 430,000 points of sale spread throughout Brazil.  This figure includes 163 of our own stores.

For the corporate market, we have more than 300 third party business partners focused on serving small and medium companies and a direct sales force team of 60 employees focused on large companies.

In order to serve our customer base of over 73 million customers, we maintain eight contact centers, four of our own and four outsourced, comprising more than 13,000 attendants.  Moreover, we have continuously invested in alternative customer service channels, developing solutions based on interactive voice response, or IVR, and self-service and mobile applications for iOS and Android.

Competitive Strengths

We believe that our robust network infrastructure, together with our brand recognition and our widespread sales network, positions us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the growing demand in the mobile telecommunications market.  We believe our main strengths include:

Strong and sustainable revenue and margin growth coupled with leadership in attracting customers. According to a marketing research survey conducted by Ipsos Institute in May 2013, we are viewed as one of the market leaders in terms of brand preference and innovation.  We were also found to have the lowest churn rate among our competitors according to this study.  In 2013, according to Anatel, we had 3.1 million net additions, reaching a client base of 73.4 million lines at year-end.  In 2013, we obtained a 27.1% share of net additions, steady compared to our 32.0% share of net additions in 2012. In the prepaid business, we achieved 2.5% growth as compared with 2012, when we were already the market leader, and in the postpaid business, we achieved 14.6% growth.

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

We expanded our customer base by 9.7% on a pro-forma basis between December 31, 2011 and December 31, 2012 and by 4.3% between December 31, 2012 and December 31, 2013.  During these periods, we increased our net operating revenue by 9.8% and 6.2%, respectively.

High quality services. According to Anatel, in 2013 we consolidated our favorable competitive position, maintaining the second position among mobile operators in Anatel’s Performance Service Index, or IDA, and substantially reduced the gap between the leader and us. This result demonstrates our ongoing commitment to providing our customers with the highest quality service and responding adequately to rising demand for services in Brazil.  In 2013, our services were also set apart from other operators as having the fewest customer complaints with PROCON, the Brazilian consumer protection entity integrated in the National Information Integration System, or SINDEC. Moreover, Anatel announced in February 2014 that, between August and October 2013, we had the lowest index in general complaints per 1,000 users and the second-best index in complaints registered by customers.

Reinforcing our innovative DNA, in 2012 we debuted an unprecedented and pioneering website we call “Open Doors” which enables anyone on the web to monitor the services provided by us. The site reaffirms our commitment to transparency in the quality of service provided.  Through this site it is possible to learn relevant information about our company, view a detailed coverage map and be updated with news about the telecommunication market.  In the future, visitors will be able to browse tutorial videos about the specific services we offer. During the first year of its operation, more than 1.2 million “Open Door” user interactions were recorded.  The “Open Doors” site also brings us into compliance with the action plan submitted to Anatel by enabling anyone to view the commitments we have undertaken in order to improve network quality.  We furthered our commitment to transparency during 2013, through the launch of an application exclusively for journalists, TIM Press.  The application was created with the objective of facilitating access to information about the company.  TIM Press gives journalists access to press releases, staff notices, updated data and calendars with major company events, among other information.

During 2014, 2015 and 2016, we are expected to consolidate our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators.  Such investments have been achieved organically, including through building long distance networks and establishing our metropolitan fiber optic cable network and through increased coverage and capacity (we achieved a 11% increase in volume of TRXs installed, which is the network element responsible for adding traffic capacity to an antenna, and 2,440 new sites connected to fiber in December 2013 compared to December

2012), as well as by means of inorganic growth, for example, through the acquisition of assets such as Intelig and AES Atimus (later known as TIM Fiber and now TIM Celular).

During the period from December 31, 2012 to December 31, 2013, we increased the capacity of our voice network by 23%, based on installed TRX. In this same period, our 3G network coverage grew by more than 41% in terms of the number of cities covered, reaching 78% of Brazil’s urban population.

The acquisition of Intelig in 2009 expanded our network infrastructure by adding a 100% digital fiber optic network installed from northern to southern Brazil, totaling more than 500,000 kilometers of fiber optic cables, with an extensive wide area network (backbone) of approximately 15,000 kilometers and metropolitan area networks (backhaul) in Brazil’s principal cities. In addition, we added to our network telephone exchanges and satellite stations, connecting to major networks and with capability in major international submarine cable systems.  The AES Atimus Acquisition in 2011 positioned us well, relative to our competitors, to capture broadband Internet market share. In Rio de Janeiro and São Paulo, Brazil’s two largest cities, the AES Atimus (later know as TIM Fiber and now TIM Celular) network is capable of reaching almost twice the network size of our competitors in these markets, with a total of 5,500 kilometers of fiber optic cable spread over Rio de Janeiro and São Paulo, available to approximately 550,000 businesses.  Investing in fiber optics in this way allows us to provide high quality services to our customers.

Strong brand associated with innovation. We believe we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of pay-per-call offers in the Brazilian market (Infinity Pré), followed by a prepaid daily Internet package (Infinity Web), a combined daily package of Internet and text messages (Infinity Web + Torpedo) and many others.  Our mobile phone plans, such as Infinity Pré and Liberty, have transformed the mobile telecommunications market in Brazil, in line with our strategy to increase voice traffic and long distance calls in Brazil and to accelerate the growing trend in the substitution of fixed-line telephone services for mobile telephone services.  According to a marketing research survey with telephone users throughout Brazil conducted by Ipsos Institute in May 2013 which we commissioned, we are recognized as a market leader in terms of, among other attributes, brand preference and innovation.

We believe our offering of innovative plans in the Brazilian market has contributed to the increase in voice traffic in Brazil and has been instrumental in positioning us as a service provider capable of establishing the new standard in the market. Among these plans are our Infinity Pré plan in the prepaid business, which introduced the concept of charging per call (rather than per minute) and equalization of tariffs for local calls and long distance within our network. In the postpaid business, we launched the concept of unlimited calls within the TIM network with our TIM Liberty plan.  We believe the subsequent development of other plans based on these concepts (including Infinity Web for prepaid data; Liberty Web for postpaid data; More Infinity for calls to landlines; and Infinity Torpedo for text messaging) strengthen our leadership position vis-à-vis our competitors in terms of innovation.

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

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index, the BM&FBOVESPA Tag Along Stock Index, and the Carbon Efficient Index, comprised of companies that have committed to adopt transparent practices with respect to their emissions of greenhouse gases.  We are also part of the portfolio of the Corporate Sustainability Index of the BM&FBOVESPA, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In August 2013, we received for the second consecutive time the gold seal of GHG Protocol, the program of the Center for Sustainability Studies of the FGV, which aims to foster corporate responsibility with respect to greenhouse gas emissions.

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

Our Strategy

Our strategy includes:

Strengthening our customer base and improving our network.  The Brazilian mobile telecommunications market has grown significantly in recent years.  Despite observing a slower pace in 2013, we expect there is significant opportunity for growth mainly due to mobile Internet and machine to machine, or M2M, applications and due to organic growth of the voice customer base for traditional voice services.

Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market. We believe mobile operators are in a strong position to address the demand for broadband in Brazil because they provide flexible price plans (including the prepaid market) suitable to the majority of the Brazilian population. Mobile coverage is also more suitable for customers without broadband, especially in suburban areas, because of the lack of fixed infrastructure. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places.

In addition, our strategy also involves strengthening our existing customer base by offering exclusive products to existing customers and by improving the quality our network. We believe this strategy will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not significantly increase our operational costs.  We are also constantly seeking new customers through new marketing efforts and promotional initiatives.

Capitalizing on the acceleration of fixed-mobile substitution.  We seek to capitalize on the opportunity for growth in voice and data traffic and encourage the use of mobile devices, rather than fixed lines, for long distance communication and Internet, through fixed-to-mobile substitution.  We believe that the main advantage of our product offerings is that our users are able to use our network more than that of other mobile telecommunications providers.  Our prepaid Infinity plans and postpaid Liberty plans were initially developed in 2009 in connection with this strategy and we continue to develop these product offerings, which we view as key drivers to growth.

In the voice market, this strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed-to-mobile substitution.  We have become the market leader in the long distance telecommunications market based on our market share, which in 2007 amounted to 5.9% and by December 2013 exceeded 50%, according to Anatel.  Fixed-to-mobile substitution is increasingly evident in the Brazilian market, as fixed telephony operators have experienced a decline in the number of users and revenue. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not impact our performance and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

Providing universal Internet access to our customer base.  We intend to provide universal Internet access to all classes of our customer base, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or accessories.  Our focus on increased data usage among our customers depends on our ability to effectively manage our handset and accessories sales, with primary focus on models that provide for quality Internet access at a low cost, such as webphones.  Since it is our policy not to subsidize our customers’ purchases of handsets and accessories, this approach has allowed us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase of 35% of gross revenue earned from sales of handsets in the year ended December 31, 2013 compared to the corresponding period in 2012, and in the increase of 34.1% of gross revenue earned from sales of handsets in the year ended December 31, 2012 compared to the corresponding period in 2011.

Construction of a unique infrastructure network in the Brazilian market. We are committed to developing a robust network infrastructure capable of serving our expanding customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments.  As part of our strategy to focus our investments in infrastructure, we acquired Intelig in December 2009 to establish our own fiber optic network and develop automation projects and acquired the company formerly known as AES Atimus (later TIM Fiber and now TIM Celular) in 2011 to strengthen and expand our fiber optic network.

The acquisition of Intelig in 2009 added to our network infrastructure an entirely digital fiber optic network running from northern to southern Brazil, totaling more than 500,000 kilometers of fiber optic cables, with an extensive wide area network, or backbone, of approximately 15,000 kilometers to Brazil’s principal cities.  In addition, we added to our network telephone exchanges and satellite stations connecting to major networks and with capability in major international submarine cable systems.  The AES Atimus Acquisition in 2011 positioned us well relative to our competitors to capture broadband Internet market share.  In Rio de Janeiro and São Paulo, Brazil’s two largest cities, the AES Atimus (later known as TIM Fiber and now TIM Celular) network is capable of reaching almost twice the network size of our competitors in these markets, with a total of 5,500 kilometers of fiber optic cable spread over Rio de Janeiro and São Paulo, available to approximately 550,000 businesses.

As of December 31, 2013 as compared to December 31, 2012, we achieved an 11% increase in volume of TRX, the network element responsible for adding traffic capacity to an antenna, installed and had 2440 new sites connected to fiber optics. During the period from December 31, 2012 to December 31, 2013, we increased the capacity of our voice network by 23% based on installed TRX.  In this same period, our 3G network coverage grew by more than 41% in terms of the number of cities covered, reaching 78% of Brazil’s urban population.

Our zero-subsidy handset policy further supports our strategy to invest in infrastructure because it frees up capital expenditures for spending on infrastructure. We believe that the implementation of our zero-subsidy policy between 2009 and 2010 has given us a significant competitive advantage compared to other mobile telecommunications operators in the marketplace.  We plan to continue to invest in infrastructure in coming years, with an estimated capital expenditures budget for 2014 through 2016 of approximately R$10.4 billion, which does not consider 4G licenses.  We believe the construction of a differentiated network is an effective strategy for sustained growth as evidenced by our leadership position in the provision quality services as measured by Anatel, even our as customer base has grown significantly in the past two years.

In 2013, we carried out this strategy through ongoing investments in projects that will continue to differentiate and strengthen our network, such as the construction of new fiber optic networks in the north and northeast of Brazil. In 2013, we delivered major infrastructure projects in 39 cities throughout Brazil.  We launched the Mobile BroadBand, or MBB, project, improving data transmission for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the core network and access network.

Our commitment to providing improved, high-quality services is reflected by our R$3.8 billion in investments in 2013, roughly 90.1% of which were in infrastructure.  The amount invested exceeds by 2.8% the aggregate investments made in 2012, signaling that the Company is able to satisfy the need for continued investment in a naturally capital intensive sector.  TIM is the Brazilian mobile operator expected to invest more than any other between 2012 and 2014, according to data submitted to Anatel. Our infrastructure investment program is facilitated by our strategy to end handset subsidies and to allocate these savings toward infrastructure improvements.

In 2012, we created a process of information technology vendor management in order to improve the commitment of our suppliers. As a result of this new approach, we have experienced enhancements like: (i) better accountability of end-to-end of vendors on our business processes; (ii) better contractual conditions and savings due to the increase of volumes per vendor; (iii) vendor consolidation and specialization in specific platforms/processes, creating the opportunity for long term investments in such areas; and (iv) active contribution to transformation and simplification.

These processes were organized and improved through detailed rules such as the Projects Review Board and Investments, and the Function Points Productivity Contractual Auditing. This allowed us to achieve an excellent level of information technology governance, exemplified by better business contribution of each investment due to shared objectives and goals. As a result, we improved our efficacy and efficiency.

Aligning our business with rising incomes in Brazil. Brazilian demographics have changed substantially in recent years, with the growth in Classes C and D (as defined in Item 5. Operating and Financial Review and Prospects—D. Trend Information—Customer Base and Market Share) and the increase in average salaries in Brazil.  Because we pioneered the use of unlimited service at a fixed price and we have emphasized increasing the use of voice and data, we believe we have an advantage over our competitors in accessing this demographic shift.  In 2013, our net additions reached 3.1 million lines, or the equivalent of 33.3% of all new lines in the market, with significant concentration in Classes C and D. The volume of unit sales in the same period increased markedly due to the growth of handset and accessory use as an affordable alternative for Internet access for Classes C and D users. As evidence of this trend, mobile Internet devices represented almost 70% of our total sales in 2013.

Expansion into new businesses. In 2013, Live TIM became the leader in the residential ultra-broadband market (speeds of more than 34Mbps), with 43.9% of market share by December.  Live TIM offers high quality ultra-broadband, with high-speed data connection up to 50 mbps downstream and 30 mbps upstream speeds, operating within Rio de Janeiro, Duque de Caxias and São Paulo, markets that accounted for 43.8% of Brazilian GDP in 2013.

In 2013, we had a base of 60,210 clients, covering 1,232 addressable households in 93 neighborhoods in the cities of São Paulo, Rio de Janeiro and Duque de Caxias, the latter being the city in which Live TIM has most expanded its operations this year.  We will continue expanding our coverage in the states of Rio de Janeiro and São Paulo states throughout 2014, and continue expanding to other locations within the high demand Rio de Janeiro and São Paulo metropolitan areas.

Additionally, in order to capture business opportunities in the corporate telephony business, at the end of 2013, Live TIM launched two new corporate targeted products: Live TIM Dedicado, which provides dedicated IP access, and Live TIM Empresas, which provides SMB fixed ultra-broadband with a fixed IP address.

Regional Overview

We offer GSM telecommunications services with a national reach to 95% of the urban population, which is one of the most extensive GSM coverage areas in Brazil, with a presence in almost 3,404 municipalities. We also have 3G coverage available to approximately 78% of the urban population in Brazil. In addition, in 2013, we launched 4G technology in a total of 24 of Brazil’s major cities, reaching 27% of urban population by the end of the year. The following map shows our coverage areas with the types of service available in each area.

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated.

\	As of or For the Year Ended December 31,
	2013	2012	2011
Brazilian population(1)	198.7	197.2	194.0
Total penetration(2)(3)	136.4%	132.8%	123.9%
Brazilian subscribers	271.1	261.8	242.2
National percentage subscriber growth	3.5%	8.1%	19.4%
Population we cover(1)(6)	176.8	176.0	184.0
Percentage of urban population we cover(4)(6)	94.8%	94.7%	94.4%
Total number of our subscribers	73.4	70.4	64.1
Our percentage growth in subscribers	4.3%	9.8%	25.6%
Our percentage of postpaid customers	16.7%	15.2%	14.5%
Our ARPU(5)	18.6%	19.1	21.4

(1)	According to the information used by Anatel.

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(3)	Based on information published by Anatel and IBGE/IPC Maps.

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(5)	Average monthly revenue earned per TIM subscriber.

(6)	Internal estimate.

Mobile Service Rates and Plans

In Brazil, as in most of Latin America, mobile telecommunications service is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls.  Additional charges apply when a customer receives or places calls while outside of the customer’s “registration area,” which are the areas into which we divide our coverage areas.

Under our current authorizations, we are allowed to set prices for our service plans, provided that such amounts do not exceed a specified inflation adjusted cap.  Anatel must ratify our basic and other service plans, but its focus is on compliance with the relevant regulatory rules rather than the prices charged.  See “—PCS Regulation—Rate Regulation.” We charge different rates for our services, which vary according to the customer’s service plan.  Per minute prices decrease as customers commit to purchasing more minutes per month.  Prices can also vary depending on the type of call (for example, calls from other operators on fixed lines or calls outside of the network for mobile calls) or the location of the parties on a call.

Anatel regulations require mobile telecommunications providers to offer service to all individuals regardless of income level.  We recommend service plans that are suitable to each potential customer’s needs and credit history, such as our prepaid service plans described below.  If a customer fails to make timely payment, services can be interrupted.  See “—Billing and Collection.”

We offer mobile services under a variety of rate plans to meet the needs of different customer classification, including our corporate customers.  The rate plans are either postpaid, where the customer is billed monthly for the previous month, or prepaid, where the customer pays in advance for a specified volume of use over a specified period.

Our postpaid plans include the following charges:

•	monthly subscription charges, which usually include a number of minutes of use that are included in the monthly service charge;

•	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and

•	additional charges, including charges for value-added services and data services.

Certain plans include the cost of national roaming and long distance in the price per minute so that all calls within Brazil cost the same amount per minute.  Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for minutes included in the monthly service charge while other plans are designed to satisfy the more limited needs of low-usage postpaid subscribers.  We also offer customized services to our corporate clients, which may include local call rates between employees wherever located in Brazil.

We also offer several prepaid plans, none of which include monthly charges.  Prepaid customers can purchase a prepaid credits plan that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification.  In 2013, we expanded our prepaid recharge stations by 27%. There are already over 336,000 recharge stations nationwide, offering an electronic recharge option.  We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge.  Customers can also recharge straight from their mobile handsets using credit cards such as Visa, MasterCard or Diners Club.

Consumer Plans

We have continued to build upon the strength of our leading market position in voice traffic in our product offerings to consumers, focusing on our Infinity and Liberty calling plans which we believe reinforce the strength of the TIM network by relying on the favorable calling options for the 73 million lines within our network.  Within the consumer business, our main plans include:

•	Infinity (prepaid): the customer is charged per call of unlimited duration to TIM numbers and local fixed telephones; for SMS and mobile Internet services, clients are charged for day of use;

•	Infinity TRI (prepaid in Rio Grande do Sul): customers from Rio Grande do Sul are charged per day of use for voice (to TIM numbers and local fixed telephones), SMS and mobile Internet services;

•	TIM Beta (prepaid): limited plan addressed to young consumers, charged per day for voice (to TIM numbers), SMS and mobile Internet services;

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

•
Liberty Web Light, Tablet, Modem and Modem Plus: post-paid plans that offer Internet access through dongles (or small pieces of hardware which enable additional functions such as copy protection, audio, video, games, data, or other services) and tablets, with possibility of repurchasing (as described in detail below); and

•
Liberty Web Light Express, Tablet Express, Modem Express and Modem Plus Express: plans that offer Internet access through dongles and tablets, but with the payment by credit card, with possibility of repurchasing.

Repurchasing is an option provided in connection with our plans sold with certain data traffic limits (1 gigabyte, 3 gigabytes and 10 gigabytes, for example), after which limit navigation speeds are reduced.  When the customer reaches that limit, they have three options: (a) continue browsing with reduced speed, (b) increase their data traffic limit by purchasing additional data, or (c) upgrade their contracted plan altogether.  When a customer chooses either option (b) or (c), this generates additional revenues for the company.

In 2012, we continued to develop the Infinity and Liberty platforms, adding the Controle plan within the Liberty concept, boosting profitability of this product offering.  The Controle plan has hybrid characteristics, combining aspects of the Liberty and Infinity plans, giving the customer the convenience of a postpaid plan while allowing customers to control expenses like a prepaid user.  Within the Infinity platform, in 2012 we released the Torcedor program, an innovative approach adapted to the needs of soccer lovers.  In November 2012, we brought further innovation to the Controle business line with Liberty Controle Express, an innovative offer combining Liberty Controle benefits with the convenience of payment by credit card, simplifying new customer adhesions and migration from our prepaid base into this business line. In 2013, we launched international roaming options for customers using the prepaid Controle and Liberty Express plans.

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

Throughout 2012, we increased the number of outlets through which our Infinity Pré and Infinity Controle customers can recharge their accounts.  Since then, customers have been able to recharge their prepaid phones through our website. In 2012 we also added another means of recharge, the “Recargas TIM” android application, allowing Infinity Pré and Controle users to recharge more conveniently.  In 2013, we continued to develop new solutions for top up that would best meet our customers’ needs. For example, we launched “Recarga Express,” which allows our clients to sign up with a credit card and then buy a top up using any of our channels, such as our website and mobile application. We also released a promotional top up allowing customers to top up for only R$2 in exchange for unlimited network calls for two days.

The following presents a brief summary of certain key elements of our Infinity and Liberty consumer plans:

•	Infinity Pré, which consists of a promotional fixed R$0.25 rate for calls to other TIM users;

•	Infinity Mais, which charges a fixed R$0.60 rate to landlines;

•
Infinity Web 10MB, which charges a fixed R$0.60 rate for 10 megabytes of Internet access through cellphone per day of use to Infinity Pré, Infinity Controle, Liberty Controle and Liberty Controle Express customers; with possibility of repurchasing.

•
Infinity Web 80MB, which charges a fixed R$1.99 rate for 80 megabytes of Internet access through mobile phones, dongles and tablets per day of use to Infinity Pré, Infinity Controle, Liberty Controle and Liberty Controle Express customers;

•	Infinity Torpedo, which charges a fixed R$0.60 rate for unlimited SMS per day of use;

•
Infinity Web + Torpedo, which charges a fixed R$0.75 rate for 10 megabytes of Internet access through mobile phones and unlimited SMS per day of use to Infinity Pré, Infinity Controle, Liberty Controle and Liberty Controle Express customers; with possibility of repurchasing (only through the web);

•
Liberty+100, which offers competitive subscription rates for SIM-only customers, offering the same benefits as the standard Liberty plans plus 100 minutes for calls outside of the TIM network and unlimited calls for radio users;

•	Liberty Web Smart, which offers Internet access for a fixed monthly flat fee only if the customer uses the service during the billing month; with possibility of repurchasing.

•
Liberty Web 300MB, which charges a fixed rate of R$21.90 per month for mobile phone Internet access for post-paid customers. This plan provides a less expensive monthly paid option for Internet access, with possibility of repurchasing.

•
Liberty Web 600MB, Liberty Web 1GB and Liberty Web 3GB, which charges a fixed R$19.90, R$34.90 and R$54.90 rate per month, respectively, for mobile phone Internet access, with possibility of repurchasing. These plans provide new service options for certain users without Internet to complete their service portfolio and provide new pricing options for heavy users of data.

•
Liberty Web 50MB, which charges a fixed R$14.90 rate per month, for mobile phone Internet access for post-paid customers, with possibility of repurchasing. This offer is only used as a retention offer for Internet users who want to cancel the service because of price issues and as an entry offer to stimulate usage by customers who currently do not use Internet.

•
Liberty Express 600MB, Liberty Express 1GB and Liberty Express 3GB, which charge an additional fixed R$34.90, R$49.90 and R$69.90 per month, respectively, for mobile phone Internet access for Liberty Express customers, with possibility of repurchasing.  This is the same plan offered for Liberty customers, but with payment by credit card.

•	Liberty Torpedo, which offers unlimited SMS to any operator at a fixed monthly rate, only payable in the month used.

In 2013, we maintained our SIM-only strategy, pursuant to which we offer discounts on services rather than subsidizing the handset purchase.  We believe this allows us to offer differentiated services at competitive prices and make handsets available without providing them to customers for free.

Value Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2013 was no exception.  Some changes in business model for value added services, such as new pricing and implementation strategies, were instrumental in increasing our profits and those of our partners.

Infinity Torcedor, a partnership with Mobile Segment Team, provides free content to our clients regarding their favorite Brazilian soccer team (Flamengo, Vasco, São Paulo, Palmeiras, Corinthians, Grêmio, Internacional, Bahia e Vitória), including daily news via SMS, goal scoring alerts, exclusive wallpapers and the team’s official anthem for download.

In 2013, we created our own Mobile Learning platform containing the products TIM +Inglês e TIM +Espanhol. These products allow users to learn another language through SMS lessons, a mobile site and an IVR platform, making it possible for them to study anywhere and anytime. Each service costs R$2.99 per week and the first seven days of use are free of charge.

In 2013, we created our own music access platform, TIMmusic, a free smartphone application with differentiated daily fee levels based on usage per day, all of which allow for unlimited downloading and listening.  This innovative pricing model optimizes flexibility for our customers.  In launching the application, TIM has partnered with record labels making millions of songs available to customers.

In our latest innovative promotion (TIM Clube de Prêmios), TIM held daily drawings from R$3,000 to R$200,000 and a single drawing or R$420,000 at the end of the contest. Between free users and premium paid users, more than 10 million customers paid R$0.99 per day to participate in this promotion.  This promotion was even more successful than a similar promotion held in 2012.

In the last quarter of 2013, we launched Infinity Recado and Liberty Recado, new voice mail services where customers can both listen to and read their messages. Pre-paid customers pay a fixed price per day for usage and post-paid customers pay a fixed value per month only if they use the service.

In September 2013, we created the TIM PROTECT family, a range of safety services for the consumer. We initially launched three anti-thief and antivirus services: TIM Protect Antirroubo, an application that includes an anti-thief service, which helps the consumer to find his lost phone; TIM Protect Segurança, an Android application that protects the customer’s device against virus and general threats and also includes all the features of TIM Protect Antirroubo; and TIM Protect Segurança Computador, which is an anti-spy and antivirus software for PC and MAC. These services are charged as a monthly fee, starting at R$3.90.

At the end of 2013, we added the TIM Protect Backup to the portfolio of TIM PROTECT safety services. TIM Protect Backup is a backup service that allows the consumer to keep their documents, songs, videos and other files in a server, better known as cloud, which keeps all these documents safe. The customer can have access to their files on any device or the web interface simply by installing the application on such device. We offer plans from 5GB for R$5.90 per month, to 100GB for R$29.90 per month.

Business Plans

In 2013, we continued to enhance and differentiate our product offerings to our business clients, maintaining an emphasis on simplified service and transparency.  We launched a number of new products and services based on the unique needs of our business clients.  We also maintained our focus on the provision of Internet solutions, providing companies of all sizes with improved Internet connectivity.  We continued to aggressively pursue larger companies as potential clients, offering, in addition to customized plan pricing, handset options under loan for use contracts.

In 2012, we launched our “Combo” offers, or offers of a range of service plans combined with free (comodato) or installment-based handsets to corporate customers, focusing particularly on handsets that encourage the use of Internet and value added services, such as smartphones, modems and tablets.  Our Combo offers include entry level Combos such as Combo FIT, a package including Liberty Empresa +50 with two handset options under a loan for use contract.  We continued our “Combo” strategy in 2013, expanding our Combo offers to include the option of minute-based plans. In 2013, we experienced a reduction in the gross and base share held by Liberty Empresa Zero plans, and a commensurate growth in the share held by the Liberty Empresa +50 and +100 plans, reflecting our clients’ preference for Combo plans with advantages over pure minute-based plans.

Tablet-based Combo offerings include the Liberty Web Empresa Tablet Plan, offered with the Samsung Galaxy Tab 2 7.0 and the new iPad 16GB with exclusive pricing, on some occasions also bundled with smartphone offers for even greater market appeal.  We also launched an offer with the tablet Alcatel Evo 7, the lowest priced tablet on the market, making tablets more accessible to the corporate client.  Such focus on tablets aims to encourage the greater use of value-added services, strengthens our innovative image and creates a strong connection between data services and the “TIM” brand in consumers’ minds.  Our smartphone sales also benefitted from our “Combo” strategy, increasing substantially in 2012 and 2013.

In 2013, we launched Liberty Empresa Controle, a plan providing for a fixed monthly bill without additional charges. This fixed bill includes unlimited network calls and a certain amount of credit to use towards other telecom services, such as Internet, SMS and calls to other providers. When the client runs out of credit, he still has the benefit of unlimited in-network calls and the option of purchasing a top up for more credits. This plan allows companies to expand the use of mobile phones as a tool, while maintaining control of their expenses. Accordingly, the Liberty Empresa Controle plan has a strong appeal for companies seeking other alternatives, such as prepaid plans, for their telecommunications needs.

In addition to Liberty Empresa plans, we continue to offer Empresa Mundi plans, including packages with 100, 400 and 800 minutes, allowing our clients to talk at the same rate on local calls, national long distance and international long distance calls, offering these clients the option to choose the plan best suited to their needs.

The following presents a brief summary of certain key elements of our other business plans.

•	Liberty Web Empresa Light, Tablet, Modem and Modem Plus: post-paid plans that offer Internet access through dongles and tablets, with possibility of repurchasing.

•	Liberty Web Smart: plan that offers Internet access for a fixed monthly flat fee only if the customer uses the service during the billing month, with possibility of repurchasing.

•
Liberty Web 20MB, 50MB, 100MB, 300MB, 600MB, 1GB and 3GB:  plans that charge a fixed R$6.90, R$9.90, R$14.90, R$21.90, R$ 34.90, R$49.90 and R$69.90 per month, respectively, for mobile phone Internet access, with possibility of repurchasing. These plans provide new service options for certain users without Internet to complete their service portfolio and provide new pricing options for heavy users of data.

•	Liberty Torpedo: plan that offers unlimited SMS to any operator at a fixed monthly rate, only payable in the month used.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years is set forth below.

	Year ended December 31,
Category of Activity	2013	2012	2011
	(in millions of R$)
Gross mobile telephone services	25,065.2	24,350.1	22,217.3
Gross sales of handsets and accessories	4,596.5	3,405.7	2,540.5
Total	29,661.8	27,755.8	24,758.8

•	Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls; and

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

•
VU-M.  Value of Use of Mobile Network (Valor de Uso de Rede Móvel), or VU-M, also known as an interconnection rate or mobile termination rate, is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. (See “—Interconnection  Charges”).

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

Automatic national roaming permits our customers to use their mobile telephones on the networks of other mobile service providers while traveling or “roaming” in the limited areas of Brazil not covered by our network, complementing our current mobile coverage.  Similarly, we provide mobile telecommunications service to customers of other mobile service providers when those customers place or receive calls while in our network.  Mobile service providers party to roaming agreements must provide service to roaming customers on the same basis that such providers provide service to their own clients.  All such providers carry out a monthly reconciliation of roaming charges.  Our roaming agreements have a one-year term and automatically renew for additional one-year terms.

In conjunction with the approval of the PGMC, Anatel classified the four main national PCS providers as having significant market power in the national roaming market. As a result of such classification, TIM Celular, Claro, Vivo and Oi are required to submit reference offers at least every six months for Anatel’s approval and must offer roaming services to other mobile providers without significant market power at the lowest tariff rate in the market.

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

We have entered into interconnection agreements with all the telecommunications service providers operating in Brazil, which include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services.  Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other.  See “—PCS Regulation—Interconnection Regulation.” The interconnection fees we were permitted to charge other mobile telecommunications providers, and which other mobile telecommunications providers charge us, has in the past frequently been adjusted by inflation.

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

October 2011, Anatel decided to reduce fixed to mobile rates, based on a reduction in the respective wholesale interconnection levels on call termination.  Anatel proposed a reduction of the fixed to mobile rates of 18% in 2012 and 12% in 2013, based on nominal declines.  In the future, Anatel intends to establish the reference tariffs for operators with significant market power based on the fully allocated historic costs system, which reference tariffs are already under development by Anatel in consultation with a consortium formed by three companies (Advisia, Analysis Mason and Grant Thornton).  The contract signed in August 2011 between Anatel and the consortium provides for a cost model in the amount of $8.22 million, which corresponding rules are expected to be effective by 2014 and which will likely imply a reduction of the mobile termination rate.

In November 2012, as part of the cost model transition, Anatel set out the 2014 mobile termination reference rate VU-M for operators with significant market power at 75% of the valid VU-M in 2013, and the 2015 reference rate VU-M at 50% of the valid VU-M in 2013. Based on that, in December 2013, VU-M prices for 2014 and 2015 were published in Resolution No. 600.  Anatel should have released the cost modeling methods for 2016 onwards in 2013 as well, but did not. VU-M prices were to decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied.  However Anatel postponed this disclosure due to the need for major analysis on tariff figures.  As previously noted, Anatel classified us as belonging to economic groups with significant market power in the mobile network termination market to which these cost models apply.

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

Value-added services represented 21.4% of our gross service revenues in 2013, 18.1% of our gross service revenues in 2012, 12.8% in 2011, 12.0% in 2010 and 2009, 9.7% in 2008 and 7.9% in 2007.  We continued to experience growth in usage of these services in 2013, as illustrated by revenue growth from value-added services of 21.5% compared to 2012.  We work with Telecom Italia, which makes substantial investment in developing new products, new technology and platforms, to evaluate the value-added services most prized by customers and to reduce implementation problems.

The following is a brief summary of our principal value-added services.

•
TIM CloudConnect:  an innovative solution for small and midsize companies, which will be offered at an accessible price and will enable file sharing, social collaboration and basic online CRM on a secure mobile platform with all of the features that managers and employees require to speed up communications and further improve customer relations.  TIM CloudConnect is built entirely on a partnership with Salesforce, the world’s leading cloud platform for social and mobile business apps.

•
TIM Radar:  a tracking services for all a company’s devices which also permits the company to send unlimited SMS to employees to provide them with instructions, directions and other relevant messages.  TIM Radar will, among others, help companies improve their deliveries and pick-ups.

•	InfoTIM: a corporate SMS service, which allows corporate clients to send and receive SMS to their customer base through the TIM VAS Platform. InfoTIM is an Application to Peer, or A2P, service.

•	Gestor Web: a control tool that enables our corporate clients to manage and control the voice access use of their employees through an exclusive area of the TIM website.

Data transmission:  We also offer general packet radio services, or GPRS, to our postpaid and prepaid subscribers through our GSM network.  GPRS/EDGE are non-voice value-added services that allow information to be sent and received across a mobile network.  In 2008 we launched 3G/ High Speed Packet Access, or HSPA, services, which is a technology that enhances the portfolio of value-added services, with higher speed of downloads.  We believe that 3G was an important milestone in our path towards achieving market leadership.  In 2013, we launched the MBB program, which combines high capacity backhaul with advanced features of HSPA, such as HSPA+ and Dual Carrier, reaching up to 42Mbps per cell.  In 2013, we partnered with Cisco and Celcite to improve network quality, particular with respect to data traffic.  Initially, the project will be implemented in 21 cities in different regions of Brazil and is expected to be extended to the whole country during 2014.  As part of the project, TIM will utilize Self-Organizing Network software, which optimizes connections between neighboring towers and improves transmission congestion.  Pursuant to Law No. 11.934, tower sharing is mandatory when towers are separated by less than 500 meters unless otherwise excepted by Anatel.  Also in 2013, we launched the latest 4G data transmission technology, Long Term Evolution, or LTE, at 2.5GHz spectrum.  By December 2013, LTE was available in 24 cities (representing 27% of urban population), with a plan to reach at least 283 cities (representing 62% of urban population) by 2016.  LTE allows the user to access the Internet at very high data speeds.  The LTE network was built under an innovative RAN sharing deal with another Brazilian mobile operator, which establishes that each operator is responsible for 50% of LTE coverage (see “Item 4. Information on the Company—B. Business Overview—Our Network”).  This agreement brings significant savings in LTE construction and operation for both companies while keeping subscribers and services completely separate.

Sales of Mobile Handsets

We offer a diverse portfolio of approximately 30 handset models from several manufacturers, including Apple, Samsung, LG, Nokia, BlackBerry, Motorola and Sony, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores.  We are focused on offering an array of handsets, including essential and smartphones such as the iPhone and Samsung Galaxy devices with enhanced functionality for value-added services, including equipment that make 4G, 3G, Dual SIM, Near Field Communication, or NFC, Wi-Fi, Internet, Bluetooth, Camera and Email, while practicing a policy of zero subsidy and focusing on large volumes to gain market share in Brazil.  Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans.  At present, we believe that supplies of mobile handsets are sufficient to satisfy demand, but also plan to expand our mobile handset portfolio to new devices focused on the connectivity experience, such as routers, web and wearable devices.

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier.  Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil.  The rates of such services are being negotiated under the supervision of Anatel.

Financial Services

In 2013, we strengthened our activities in the financial service field through the development of partnerships and products for mobile banking, insurance, mobile payment, and “mobile money,” all of which strengthen our core business and provide additional sources of revenue generation. We have entered into financial services pilot projects in partnership with various financial institutions, including testing of NFC technologies in partnership with Mastercard, RedeCard and Gemalto and “mobile money” payments via mobile phones with Caixa Econômica Federal and MasterCard.

In May 2013, the Government enacted Provisional Measure No. 615, which was passed as Law No. 12,865 in October 2013, which provides that telecommunications operators may offer mobile payment services.

Mobile Theft Insurance

At the beginning of 2012, we launched TIM Insurance for Mobile Theft, our insurance product in partnership with Assurant Solutions.  At first we launched the theft insurance exclusively through our virtual store, and were the first and still the only operator to offer mobile theft insurance through an online channel.  We now also offer mobile theft insurance in our own stores and through telemarketing.  The product allows our customers to protect themselves against the costs of mobile handset theft for monthly prices ranging from R$6.49 to R$18.49.

Award Winning Protection Insurance

We entered the low value insurance market targeting classes C and D through the launch of our award winning protection in July 2012, called “Proteção Premiada”.  Proteção Premiada is a specific type of insurance that offers assistance services to crime victims, which includes reimbursement coverage for funeral expenses up to R$1,000, and also raffles R$500 per month. The award winning protection insurance costs R$ 1.50 per month for our pre-paid Clients, debited directly from their credits.

In the second quarter of 2014, we plan to launch new products to complete our line of telecommunication insurances.

TIM Itaucard

The TIM Itaucard is our first payment product, a co-branded credit card in partnership with Itaú, which brings us an unprecedented relationship program based on Itaú's benefits platform.  In 2013, our focus was to gain market share through telemarketing efforts.  In 2014, we will turn our efforts to sales of the TIM Itaucard through our physical channels such as storefronts.

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

Mobile Money

With a focus on developing a product for non-banking prepaid clients, we entered a partnership with the Caixa Econômica Federal and MasterCard to develop new payments options via mobile, in the “mobile money” format, a virtual version of a prepaid bank card associated with a mobile number. We hope to launch this product by the first half of 2014.

Sales and Marketing

Our recent sales and marketing strategy has been characterized by a renewed focus on postpaid products, of which we had approximately 7 million sales in 2013. In order to achieve this result, our sales and marketing particularly emphasized: (1) a focus on upsell opportunities for high-end prepaid customers with “Plano Controle”, a low-cost postpaid plan with a fixed monthly fee where outbound calls are permitted only upon a new top up, which represented 50% of our postpaid sales in 2013; (2) the introduction of “Plano Controle” in large retailers, which have historically been focused on prepaid sales; and (3) the opening of two new regional sales offices, one in Bahia and one in the interior of São Paulo, representing 7% and 12% of the total mobile market, respectively. The new offices allowed us to develop and execute specific sales strategies tailored to local needs.

In the prepaid market, we maintained a sales and marketing strategy focused on acquisition and reached 36 million sales in 2013. We launched an innovative offering, "Recarga Promocional", that allowed customers to top up their prepaid phones with only R$ 2,00 (two reais), an amount referred as “top up change” in our offering communication.

For the corporate market, our sales and marketing strategy in 2013 focused on restructuring this business line and renewing 3.8% of the partnerships based on quality and financial key performance indicators. We will continue this strategy throughout 2014 in order to meet customer needs and achieve alignment with industry demands.

Our Network

Our wireless networks use only digital technologies, primarily GSM, and cover approximately 95% of the urban Brazilian population based on Anatel’s coverage criteria.  During 2010, we started to move away from TDMA technology, migrating customers to the GSM system, promoting greater efficiency in terms of power consumption and discontinuing the use of TDMA in 2011.  During 2008 we implemented 3G services within our network, which enable users to experience a higher level of connectivity with broadband Internet access.  In December 2010 and in October 2011, we acquired additional bandwidth in the 1,800 MHz band.  In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states.  As part of regulatory commitments, we established 4G technology coverage in six cities by April 2013.  As of December 2013, we provided 4G coverage to approximately 27% of the urban population of Brazil, including 19 capital cities.  According to Anatel, in December 2013, we were second in the market by 4G access, with 30,8% of total access. Attending to these coverage commitments demands heavy capital investments and a commitment to acquire products with national technology.  A significant portion of the Company’s capital expenditures between 2014 and 2016 will be dedicated to investment in 4G networks.  We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is core to our business.  In 2013, we made R$2.8 billion in investments to improve our network infrastructure, primarily in infrastructure reinforcement, expansion and capacity enhancement of optical transport network, 3G network expansion and feature enhancement (new features, enabling MBB program), deploying of 4G network, quality maintenance and improvement and GSM capacity increase.

Our wireless network principally includes transport and computer equipment, as well as exchange and transmission equipment, consisting primarily of switches, 12,473 BTS in our GSM network and 9,074 B nodes as of December 2013.  The network is connected primarily by IP radio links and fiber optic transmission systems from the recently acquired Intelig network.  The remaining sites are connected by leased lines.  Nokia Siemens Networks, Ericsson and Huawei are our main suppliers for GSM and 3G equipment.

We will continue investing in high performance MBB. By the end of 2013, we delivered important infrastructure projects for the benefit of MBB users, including improvements in data transmission which in turn improve MBB performance, high-speed optical fibers, radio access upgrades and implementation of new functionalities in the network core. By the end of 2013, 39 cities were served by MBB; by 2016 this will be over 200 cities.

Another priority is developing our national network.  Between 2012 and 2014, we will invest approximately R$11 billion, with 90% in network infrastructure. In December 2013 as compared with the December 2011, we increased by 11% the volume of installation of TRX equipment, increased by 3.4 times the quantity of sites connected by optical fiber and increased by 21% the capacity of data transportation.  The results are consistent with Anatel’s announcement in February 2014, that, between August and October 2013, we were the second leading provider in voice network access and maintained the leadership in 3G data network access in Brazil, exceeding the monthly target every and indicating a consistent trend of improvement.

With the acquisition of Intelig, we have integrated more than 15 thousand kilometers of long-distance fiber optic cables connecting the main cities of Brazil.  We have been deploying 40G/DWDM/ROADM (dense wavelength-division multiplexing and reconfigurable optical add-drop multiplexer) layers on top of this existing network, modernizing the existing assets by replacing the legacy network.  In addition, during last three years, we have entered into joint construction contracts and other partnerships and initiatives, in addition to completing construction projects on our own, that resulted in the expansion of our fiber optic network by approximately 32 thousand kilometers (currently TIM has approximately 47 thousand kilometers of optical routes).  In 2013, we launched MBB, initially in 39 cities, which has improved data transmission for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the network core.  By 2016, MBB will be available in over 200 cities.  We have also established a partnership with a consortium of electric transmission line operators in the northern region of Brazil, where we acquired the right to launch optical ground wire cables connecting the cities of Manaus, Macapá and other cities near to the transmission line in 2013.  During the next few years, we plan to execute additional projects to increase the capillarity of our long-distance backbone network.

Our switching exchanges and intelligent network platform enable us to offer flexible, high quality voice service at extremely competitive prices.  Our satellite network covers distant areas of the country and is being expanded and renewed to provide high capacity private service to other carriers and corporate customers.  We also acquired capacity from major submarine cable systems such as AmericasII, Globenet and Atlantis2.  As mentioned above, we have initiated a multi-year plan to expand the network with a goal of expanding coverage to the most isolated areas of Brazil.  During 2013, we expanded our optical transport network, or OTN, by 8 thousand kilometers, added more than 1,3 thousand IP radios, connected our access nodes to own transport network and substituted leased lines, enhancing capacity and reducing our costs.

Finally, the AES Atimus Acquisition and consequent creation of TIM Fiber (now TIM Celular) has improved our fiber optic network presence in the metropolitan regions of Rio de Janeiro and São Paulo.  Our fiber optic network has a unique capacity to offer high quality ultra-broadband service, available through our Live TIM service,  and is currently highlighted by the following characteristics:

•
a fiber network that extends from northern to southern Brazil, including 21 cities in the metropolitan regions of Rio de Janeiro and São Paulo, with continued expansion in Rio de Janeiro and São Paulo where our Live TIM service is available;

•	fiber optic networks using ITU-T g. SMF 652 standards;

•	an extensive wide area network, or backbone, of approximately 47,000 kilometers; and

•	capability to provide connectivity (a “carrier’s carrier”) through the electrical distribution network.

Site-Sharing and Other Agreements

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

Additionally, other sharing plans are being agreed among mobile operators, such as joint construction of long distance lines, backhaul sharing, and even studies for sharing radio access frequencies have been made, with focus on lowering costs and increasing the penetration of the wireless services in Brazil.

In November 2012, we executed a memorandum of understanding (or “MoU”) aimed at negotiating the joint use of LTE network (4G technology) under a RAN sharing model pursuant to which Oi will invest in (and provide TIM with access to) infrastructure in certain cities, while TIM Celular will invest in (and provide Oi with access to) infrastructure in other cities. On March 27, 2013, CADE approved the MoU without any restrictions. On April 18, 2013, Anatel also approved the MoU. In late 2013, TIM Celular and Oi negotiated the extension of the MoU to additional cities, including adding training centers, and the revision certain obligations of each party under the MoU. CADE fully approved the inclusion of new territories and governance structure on November 18, 2013, which completed all regulatory steps necessary for approval.

Customer Service

In order to serve our customer base of over 73 million customers, we maintain eight contact centers, four of our own and four outsourced, comprising more than 13,000 attendants.

Moreover, we have directed efforts at maximizing customer satisfaction through continuous process and systems improvements aimed at bringing us and the customer closer together. We have developed solutions based on IVR and Self-Service and mobile applications for iOS and Android. We have also invested in workforce training on how to explain more clearly our services to new and existing customers and we have improved processes at every level, including simplifying billing and accounting process, launching projects to enhance our workforce productivity, updating procedures focused on meeting customer demands, and developing programs to encourage attendance.

We broadened our scope for customer service in 2013 not only by implementing new channels of contact with the customer but also enhancing existing channels to address evolving customer demands.  We successfully implemented portal * 144 # which uses Unstructured Supplementary Service Data, or USSD, technology to allow the activation of services from the mobile device itself.  Moreover, we implemented humanization features in our IVR system to refine our automated calling processes, enabling client identification, manual selection of options, recording and reporting through a unique sequential protocol.

We are continuously seeking ways to improve our level of customer service.  We constantly monitor and record customer interactions with the company through our proprietary CRM system to enable the improvement of unique and innovative services capabilities at multiple points of contact.  In 2013, we evolved our customer identification and routing, eliminating the need for the customer to repeat the requests if transferred to another operator.  We invested R$50 million in 2013 to adopt the Siebel CRM application from Oracle to increase our service quality by identifying our customers’ information and needs more quickly.

In 2013, we launched the smartphone application “Meu TIM” to allow self-service access, reduce calls to the call center, and provide greater convenience and autonomy to our customers.  We also completely reworked the customer service section of the TIM website in early 2013.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by a third-party vendor.  These systems have four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options.

Certain aspects of billing customers in Brazil are regulated by Anatel.  For mobile telephones, currently if a customer’s payment is more than 15 days overdue, we can suspend the customer’s ability to make outgoing calls, and if the payment is 45 days overdue, we can suspend the customer’s ability to receive incoming calls.  After 90 days from the customer’s payment due date, we generally discontinue service entirely, although discontinuation of service is sometimes delayed between 120 and 180 days after the due date for valued customers.  For fixed telephones, if a customer’s payment is more than 30 days overdue, we can suspend the customer’s ability to make outgoing calls, and if the payment is 60 days overdue, we can suspend the customer’s ability to receive incoming calls.  The rules of discontinuation of fixed service are the same as those applied for the mobile service.  In March 2013, Anatel submitted for public hearing a proposal of a single regulation for the telecommunications sector, with general rules for customer service, billing, and service offers, which would be applicable to fixed, mobile, broadband and cable TV customers. This proposal is still under development by Anatel and is expected to be approved soon.

In order to avoid delinquency and discontinuation of service, however, we have invested in CRM models to identify customers with higher propensity to early delinquency, or when a postpaid customer does not pay the first or second invoice, and also reinforced credit history checks for our customers prior to service activation. As a result, our bad debt remained flat throughout 2013.  The new  “Plano Express” has also proved to be an important tool to prevent early delinquency. In 2014 we will expand the “Express” family in the service portfolio.

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

Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents of another individual to obtain mobile services, is the main fraud relating to mobile, fixed and long distance service. We are focused on implementing prevention measures in our points of sales to avoid such subscription fraud. Examples of prevention measures include digital authentication for our sales front end system, a strong training program, and monitoring and identification of point of sale.

Competition

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services.  We offer GSM, 3G, and 4G technologies.  Currently, our subsidiaries hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us a mobile operator in Brazil offering complete nationwide coverage.  In two of our ten areas we are the Telebrás legacy provider.  See “Item 4.  Information on the Company—A. History and Development of the Company—Historical Background.”  Our network covers approximately 95% of the country’s population based on Anatel’s coverage criteria.

In addition to TIM, there are three other major participants in the Brazilian mobile market that offer nationwide coverage in all Anatel wireless areas: Vivo, Claro and Oi.

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

Other Competition

We also compete with fixed line telephone service providers.  The fixed line incumbent providers in Brazil (Oi, Brasil Telecom, Telefónica and Embratel) offer packages of services including voice (both fixed line and mobile), broadband and other services, e.g. bundling. Fixed line providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers.  Our acquisition of Intelig has broadened our participation in the fixed telecommunication sector.

We also compete in the corporate telephony business with Nextel, a digital trunking (based on push-to-talk technology) provider which operates under rules similar to the rules applicable to mobile telecommunications service providers, though trunking operators are not permitted to offer their services to individuals.  Nextel has provided trunking services in Brazil since 2001 and, on December 14, 2010, bid R$1.2 billion in winning 12 lots involving new GSM and UMTS frequencies in Anatel’s auction, which gave Nextel the opportunity to be the fifth nationwide mobile telecommunications competitor.  At the beginning of 2014, Nextel announced that it would end its digital trunking and that it had entered into agreements with Telefónica which could eventually facilitate the increase of Nextel’s PCS operation.

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

Interconnection Agreements

We have entered into interconnection agreements with most of the telecommunications service providers operating in Brazil.  The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services.  Due to our migration to PCS, we have adapted our interconnection to conform to the new PCS rules and submitted these revised contracts to Anatel.  Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other.  See “—PCS Regulation —Interconnection Regulation.”

Roaming Agreements

We have entered into roaming agreements for automatic roaming services with other mobile operators outside our regions.  Automatic roaming allows our customers to use their mobile telephones on the networks of other mobile operators while traveling abroad or out of TIM coverage areas in Brazil.  Similarly, we provide mobile services for customers of other mobile operators when those customers place or receive calls while visiting Brazilians cities with TIM coverage. We provide services for the clients visiting our network on the same infra-structure basis provided to our own clients.  All of the mobile operators party to these agreements must carry out a monthly reconciliation of roaming charges with its roaming partners.

Through TIM Brasil, we are a member of the Brazilian Association of Telecommunications Resources (Associação Brasileira de Recursos em Telecomunicações), or ABRT, a group comprised of all mobile and fixed telecommunications service providers operating in Brazil.  This association is in charge of managing telecommunications projects in compliance with Anatel in order to support common interests of its members. Our GSM national and international roaming services are supported by individual agreements with our partners.

National Roaming Agreements

In accordance with Anatel requirements, we have entered into national roaming agreements with other Brazilian operators to guarantee a mobile service (voice and SMS) on Anatel’s list of cities with less 30,000 habitants.

International Roaming Agreements

We have international roaming agreements available in 207 different countries on more than 483 networks.  These agreements include at a minimum voice service, and may be enhanced based on the technology available on the visiting network and can include SMS, multimedia messaging service, or MMS, GPRS, EDGE, 3G and 4G.  In 2013, we became the first operator in Brazil to provide international 4G roaming in Italy, one of the main destinations in Europe for Brazilian travelers. By the end of 2014, we expect to expand 4G service to other 17 countries and 21 operators.

We were also the first Brazilian mobile operator to launch a user-friendly international roaming plan, charging per day of usage.  In 2013, we expanded our coverage to prepaid customers and developed a different option for the Liberty Express plan.

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

Co-billing services

Co-billing occurs when we bill one of our customers on behalf of a long distance service provider for services rendered to our customers by that carrier.  Beginning in July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil.  The rates of such services are being negotiated under Anatel oversight.

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

We are also required to disclose our affiliates’ activities relating to Iran. We have been informed that other members of the Telecom Italia Group have entered into roaming agreements and certain agreements (of a de minimis value) for the provision of telecommunication services with Iranian telecommunications operators. The information in this section is based solely on information provided to us by our parent Telecom Italia for purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•	roaming agreements with the following Iran mobile phone operators: Taliya, KFZO – TKC, Irancell (MTN) and Mobile Company of Iran (MCI);

•
commercial relationship for the delivery of traffic from Iran to its networks and from its networks to Iran, or International Carrier Agreements. To this end, its subsidiary Telecom Italia Sparkle S.p.A., directly and through its subsidiaries, entered into agreements with Telecommunication Company of Iran.  In addition, Telecom Italia has entered into certain agreements (of a de minimis value) for the provision of telecommunication services (marine radio traffic) with Telecommunication Company of Iran and Islamic Republic of Iran Shipping Lines.

Telecom Argentina

Telecom Argentina S.A., or Telecom Argentina, informs us that the only activities it has that, to its knowledge, relate in any way to Iran are its roaming agreement with MCI. On November 14, 2013, Telecom Italia and Telecom Italia International N.V., or collectively, the Telecom Argentina Sellers, and Tierra Argentea S.A., or Tierra Argentea, a company controlled by the Telecom Argentina Sellers, announced their acceptance of the offer made by Fintech Telecom, LLC, or Fintech, to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Telecom Argentina Sellers through their subsidiaries Sofora Telecomunicaciones S.A., or Sofora, and Nortel Inversora S.A., or Nortel, and Tierra Argentea. The purchase offer was for a total amount of US$960 million. On December 10, 2013, the Class B Shares of Telecom Argentina and the Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech. As a result, the Telecom Italia Group’s economic interest in Telecom Argentina is now reduced to 19.3%.  The transfer of the shares held by the Telecom Italia Group in Sofora is conditional upon prior approval by regulatory authorities.

Roaming Agreements

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (Tim Participações, by means of its subsidiary TIM Celular) and Argentina (Telecom Argentina, by means of its subsidiary Telecom Personal S.A.).

It is pursuant to roaming agreements that a mobile customer is able to use his or her mobile phone on a network different from such mobile subscriber’s home network. The following is the definition of roaming that we provide in the glossary of this annual report.

Roaming is a function that enables customers to use their mobile telephone on networks of service providers other than the one with which they signed their initial contract.  The roaming service is active when wireless is used in a foreign country (included on a GSM network).

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Italia, Tim Participações and Telecom Argentina have entered into roaming agreements with many foreign mobile networks, so as to allow their customers to make and receive calls abroad.

Roaming agreements are, including those relating to Iran, on standard terms and conditions. In fact, entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal. Pursuant to a roaming agreement our mobile customers may, when in a foreign country covered by the network, or the Foreign Network, of an operator with which we have a roaming agreement, make and receive calls on their mobile phone using such operator’s network. Likewise, the Foreign Network’s customers may make and receive calls using our networks when these customers are in Brazil.

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

Telecom Italia informs us that in 2013, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is as follows:

•	its total revenues from roaming agreements with Iranian networks were approximately 182 thousand euros (of which 159 thousand euros were recorded by Telecom Italia);

•	its total charges from roaming agreements with Iranian networks were approximately 212 thousand euros (of which 210 thousand euros were recorded by Telecom Italia).

Telecom Argentina informs us that in 2013 the consolidated impact on net profit (loss) arising from Telecom Argentina’s roaming agreements with MCI were as follows:

•	its total revenues received under roaming agreements with MCI were approximately three hundred and sixty seven U.S. dollars;

•	its total charges paid under roaming agreements with MCI were approximately two hundred and twenty U.S. dollars.

The purpose of such roaming agreements is to provide Telecom Italia and Telecom Argentina’s customers with coverage in areas where they do not own networks.  Accordingly, the Telecom Italia group intends to continue maintaining these agreements.  As previously mentioned, Telecom Italia is in the process of obtaining regulatory approval to complete the sale of its controlling stake in Telecom Argentina.  Accordingly, we are not aware as to whether they intend to continue maintaining these roaming agreements once this controlling stake is transferred.

International Carrier Agreements

As a rule in the modern telecommunication business, when traffic from a specific network is placed to or transported through another carrier’s network (the “Host Network”), the Host Network receives a fee from the incoming network.

Telecom Italia informs us that in 2013, the impact on its net profit (loss) arising from the above-mentioned International Carrier Agreements is as follows:

•	its total revenues from traffic from networks located in Iran to its networks were approximately 1.4 million euros;

•	its total charges from traffic to networks in Iran from its networks were approximately 0.5 million euros.

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

•
ICMS.  The principal tax applicable to goods and telecommunication services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets averages 17% or 18% throughout the Cellular Regions, to the exception of certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as much as 7%. In 2005, certain of the Brazilian states started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer that manufactures the goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain.

•
COFINS.  Contribuição Social para o Financiamento da Seguridade Social, or COFINS, is a social contribution levied on gross revenues (financial revenues are levied at the rate of 0% due to Decree No. 5,442/2005 if the company is taxed in the non-cumulative method or if it applies both methods). Since January 1, 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, making this tax noncumulative, raising the rate to 7.6% for certain transactions, except in connection with, among others, telecommunications services, for which the method continues on a cumulative basis at a rate of 3%.

•
PIS.  Programa de Integração Social, or PIS, is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In December 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues (financial revenues are levied at the rate of 0% due to Decree No. 5,442/2005 if the company is taxed in the non-cumulative method or if it applies both methods), except in connection with telecommunications services, for which the method continues on a cumulative basis at a rate of 0.65%.

•
FUST.  On August 17, 2000, the Brazilian government created the Fundo de Universalização dos Serviços de Telecomunicações, or FUST, a fund that is supported by a tax applicable to all telecommunications services. The purpose of the FUST is to reimburse a portion of the costs incurred by telecommunications service providers to meet the universal service targets required by Anatel (such as targets for rural and impoverished areas, schools, libraries and hospitals), in case these costs are not entirely recovered through the collection of telecommunications service fees and charges.  FUST tax is imposed at a rate of 1% on gross operating revenues, net of discounts, ICMS, PIS and COFINS, and its cost may not be passed on to clients. Telecommunication companies can draw from the FUST to meet the universal service targets required by Anatel.

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

On March 21, 2013, Anatel enacted Resolution No. 95, which regulates FUNTTEL collection.  As in the case of FUST, it requires that FUNTTEL be calculated based upon revenues arising from interconnection charges since its effectiveness. Sinditelebrasil, the Brazilian syndicate of telecom companies, filed a Writ of Mandamus against Anatel in order to compel Anatel not to apply Resolution No. 95. An injunction was issued in our favor but the final decision has not been rendered yet.

•
FISTEL.  Fundo de Fiscalização das Telecomunicações, or FISTEL, is a fund supported by a tax applicable to telecommunications services, which was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. FISTEL consists of two types of fees: (1) an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time a new mobile number is activated, and (2) an annual operations inspection fee that is based on the number of authorized stations in operation, as well as the total basis of mobile numbers at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending  on the kind of equipment installed in the authorized telecommunication station. Effective April 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new mobile activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment. The public funds raised from this installation fee are appropriated to either the Brazilian Communication Company, or EBC, or ANCINE, in order to benefit Brazilian cinema industry.

•
Corporate Income Tax and Social Contribution on Net Income. Income tax expense is made up of two components, a corporate income tax, or IRPJ, on taxable income and a social contribution tax on net income, or CSLL. The corporate income tax is payable at the rate of 15% plus an additional rate of 10% (levied on the part of taxable profits that exceeds R$0.02 million per month or R$0.24 million per year). The social contribution tax is currently assessed at a rate of 9% of adjusted net income.

In 2013, the Brazilian government enacted Provisional Measure No. 627, in order to end the Transitional Tax Regime, or RTT. RTT was implemented in 2008 as a way to neutralize the tax impact caused by the adoption of IFRS accounting rules in lieu of Brazilian GAAP. Provisional Measure No. 627 allows taxpayers to choose either to maintain RTT in 2014 or to be subject to the provisions contained in the Provisional Measure No. 627. Although taxpayers may elect to maintain RTT treatment in 2014, they will be obligated to adopt the new IFRS accounting rules in 2015.

Another substantial change brought about by Provisional Measure No. 627 is the treatment of dividends. Generally, dividends paid up to the limit of a company’s accounting profits are exempt from corporate income tax. However, during 2013, Brazilian tax authorities published guidance indicating that such exemption should only apply to dividends paid based on the profits calculated according to the rules prior to IFRS (referred to as “fiscal profits”). If any dividends exceed this limit, then they must be taxed. This generated much debate among taxpayers and, as a response, dividends paid in the last five years over the limit of “fiscal profits” will be exempted as long as taxpayers adopt the new rules in 2014.

Given that Provisional Measure No. 627 has not yet been converted into law and that there are over 500 proposed amendments to the normative text in Congress, there are still many uncertainties about its possible impact. In this sense, it is important to note that we, unlike our competitors, do not have any contingency regarding the payments of dividends. Accordingly, we have elected not to implement the new measures in 2014, especially given the many uncertainties about its terms and interpretation.

Dividends are not subject to withholding income tax when paid. However, as the payment of dividends is not tax deductible for the company that is distributing them, there is an alternative regime for stockholder compensation called “interest on equity,” which allows companies to deduct any interest paid to stockholders from net profits for tax purposes.

These distributions may be paid in cash. The interest is calculated in accordance with daily pro rata variation of the Brazilian government’s long term interest rate, or TJLP, as determined by the Central Bank from time to time, and cannot exceed the greater of: (1) 50% of the net income (before taxes and already considering the deduction of the own interest amount attributable to stockholders) related to the period in respect of which the payment is made; or (2) 50% of the sum retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are added to their net profits for tax purposes. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity are computed in the calculation of an entity’s profits, in proportion to its participation in such foreign companies’ capital. Previously, Brazilian entities were allowed to deduct income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income (reciprocity of treatment between Brazil and the country from which the income or gain comes from is required in order for this rule to apply). Effective January 1, 2002, however, profits (including retained profits from previous years) realized by a Brazilian entity from controlled or affiliated companies are taxed as of the date of the Brazilian entity’s year-end balance sheet, unless the Brazilian entity is liquidated before the date of its year-end balance sheet, in which case the profits are taxed at the time of its liquidation.

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

Regarding the operating activities of TIM Celular and Intelig (in August 2012, TIM Fiber was merged into TIM Celular, which assumed TIM Fiber’s existing service obligations), Anatel has developed a strict regulation of mobile communications services known as Personal Communication Service (Serviço Móvel Pessoal), or PCS, land line services known as Commuted Fixed Telephonic Service (Serviço Telefônico Fixo Comutado), or STFC and data communication known as Multimedia Service of Communication (Serviço de Comunicação Multimedia), or SCM.

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

A presidential decree issued on June 30, 2011, established a bidding process for fourth generation radio frequencies, an important landmark for the telecommunications sector. The bid occurred in 2012 and, in order to guarantee full rural service by 2018, Anatel linked the 4G blocks to the 450MHz band in specific geographic regions of Brazil. As a result, the four winning operators of the 4G blocks linked to the 450MHz band are subject to coverage commitments in rural areas. Such presidential decree also resulted in two new regulations to measure mobile and fixed broadband quality standards.  The presidential decree also approved the Regulation on Universal Obligations (Plano Geral de Metas de Universalização), or PGMU, creating fixed line universal service obligations binding on the concessionaires of the 4G blocks.

With respect to the new regulations on quality standards currently being implemented by Anatel and a group of interested companies, the PCS quality regulation went into force in 2012 (partially in March and fully in October), and the SCM measurement regulation went into effect in November 2012. Full adoption of these standards will require new investments.

Throughout 2013, Anatel issued other important regulations and public consultations that will have great impact on TIM and Intelig’s activities, particularly those summarized below:

•	Resolution No. 612, published in April 2013, which approved Anatel’s internal rules, bringing significant changes to the Agency’s structure and procedures;

•	Resolution No. 614, published in May 2013, which approved the new SCM Regulation, establishing new rules for the provision of the SCM;

•	Resolution No. 618, published in July 2013, which amended the SeAC Regulation, reviewing the documentation required for purposes of the issuance of station operation permits;

•
Resolution No. 622, published in August 2013, which approved the Regulation on the Provision of the STFC Outside the Basic Rate Area (ATB), establishing the rules for the provision of the service to users who are in rural areas;

•
Resolution No. 623, published in October 2013, which approved the Users Council Regulation, establishing general rules for the implementation, operation and maintenance of the STFC, PCS, SME (trunking), SCM and Pay TV services Users Council;

•	Resolution No. 624, published in October 2013, which approved the Regulation on the Use of Femtocell in mobile networks;

•
Resolution No. 625, published in November 2013, which ruled on the allocation of the 700 MHz band for telecommunications services (this resolution will only come into force with the publication of the corresponding tender invitation, which in turn is subject to the publication of the regulation against harmful interference and the conclusion of the broadcasting TV channels replanning);

•
Resolution No. 627, published in November 2013, which amended the PCS Regulation, determining the PCS operators must provide public emergency service with information on the location of the mobile station that connects to the public emergency service;

•
Resolution No. 629, published in December 2013, which approved the Conduct Settlement Agreements (TAC), an extrajudicial instrument by which operators commit to Anatel to resolve by certain deadlines various stipulated service issues;

•
Public Consultation No. 13, published in March 2013, which proposed the adoption of a single regulation for the telecommunications sector, with general rules for customer service, billing, and service offers, which shall be applicable to fixed, mobile, broadband and cable TV customers. The initiative aims to bring all telecommunications services to answering rules within the Customer Service Law (Lei do SAC), as to complying to deadlines and information custody terms;

•	Public Consultation No. 40, published in September 2013, which solicited public comments on a draft of the rule for pricing the STFC and PCS interconnection and EILD based on cost model.

Authorizations and Concessions

With the privatization of the Telebrás system and pursuant to the Lei Mínima, or the Minimum Law, Band A and Band B service providers were granted concessions under Cellular Mobile Service (Serviço Móvel Celular), or SMC, regulations.  Each concession was a specific grant of authority to supply mobile telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations attached to each concession.

Through resolutions enacted in September 2000 and January 2001, Anatel launched the PCS regime, and began encouraging mobile telecommunications service providers operating under SMC regulations to convert their concessions into authorizations under PCS regulations.  According to the rules issued by Anatel, SMC providers would not be able to renew their concessions to provide SMC services, and were compelled to convert to the PCS regime in order to continue their operations.  The permission from Anatel to transfer the control of these companies was also conditioned on rules that compelled SMC providers to migrate its SMC concessions to PCS authorizations, and to operate under the PCS regulations.

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

The STFC and SCM authorization terms do not have an expiration date.

The following table shows each of TIM Celular’s PCS authorizations in effect on December 31, 2013.

Expiration date
Territory	450 MHz	800 MHz, 900 MHz and 1.800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)
States of Amapá, Roraima, Pará, Amazonas and Maranhão	—	March, 2016	April, 2023	April, 2023	October, 2027	AM – September, 2014 PA – February, 2024*
States of Rio de Janeiro and Espírito Santo	October, 2027	March, 2016	—	April, 2023	October, 2027	RJ – February, 2024*
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the city of Pelotas and its surrounding region) and the cities of Londrina and Tamarana in the state of Paraná	PR - October, 2027	March, 2016	—	April, 2023	October, 2027	DF – February, 2024*
State of São Paulo	—	March, 2016	—	April, 2023	October, 2027	—
State of Paraná (except for the cities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*
State of Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	—
City of Pelotas and its surrounding region in the State of Rio Grande do Sul	—	April, 2024*	—	April, 2023	October, 2027	—
State of Pernambuco	—	May, 2024*	—	April, 2023	October, 2027	—
State of Ceará	—	November, 2023*	—	April, 2023	October, 2027	—
State of Paraíba	—	December, 2023*	—	April, 2023	October, 2027	—
State of Rio Grande do Norte	—	December, 2023*	—	April, 2023	October, 2027	—
State of Alagoas	—	December, 2023*	—	April, 2023	October, 2027	—
State of Piauí	—	March, 2024*	—	April, 2023	October, 2027	—
State of Minas Gerais (except for the cities in sector 3 of PGO for radiofrequencies of 3G and excess radiofrequencies)	—	April, 2013	April, 2023	April, 2023	October, 2027	February, 2015
States of Bahia and Sergipe	—	August, 2027*	—	April, 2023	October, 2027	—

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

In August 2009, Anatel gave its approval for the acquisition of the fixed line operator Intelig, which at the time was a local, national and international long distance operator in Brazil and provided fixed broadband service in a number of regions in Brazil.  According to the regulations, TIM Celular and Intelig were obliged to resolve the overlapping of their fixed service authorizations, keeping only one authorization per class of service.  From July 2012, local fixed telephone service have been provided by Intelig and the national and international long distance telephone service have been provided by TIM Celular, under the selection code 41.

In July 2011, TIM Celular acquired from the Companhia Brasiliana de Energia and AES Elpa, its interest in Eletropaulo Telecomunicações (100%) and AES RJ (98.3%) (together, “AES Atimus,” later named TIM Fiber and now TIM Celular).  The contract was signed on July 8, 2011.  On October 31, 2011, after all conditions set forth by the relevant regulatory agency were fulfilled, the transaction was completed.  With these new acquisitions, TIM Celular not only significantly expanded its operations in the data communications business, or SCM, in the urban areas of the states of Rio de Janeiro and São Paulo, but also obtained important synergies related to the acquired fiber optic network.  In August 2012, TIM Fiber was merged into TIM Celular. In connection with such merger, TIM Celular assumed TIM Fiber’s service obligations, thereby ensuring continuity of services.

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

According to a report by the Communications Ministry in June 2013, since the launch of National Broadband Program the number of cities with access to mobile broadband has grown by 330%, and all major cities had access to fixed broadband.

We have signed contracts with Telebrás and currently offer lower cost Internet packages under the National Broadband Program.  In December 2013, we also signed a fiber optic network sharing agreement with Telebrás, which provides for the sharing of 2208 kilometers of long-distance fiber cables.  This agreement will enable high speed broadband access in remote locations within the North and Northeast of Brazil, network improvements in the Southeast, and will bring benefits to São Paulo, Belo Horizonte and Rio de Janeiro by alleviating congestion on the backbone network routes. We believe that this partnership with Telebrás signals a path to unprecedented market share which will enable further development and innovation of the telecom sector.

Obligations of Telecommunications Companies

In November 1999, Anatel and the Brazilian mobile service providers jointly adopted a Protocol for Mobile Cellular Service Providers, or the Protocol.  The Protocol established additional quality of service targets and rates, which SMC operators were required to achieve by June 2001.  Although the General Telecommunications Law does not specify any penalties for failing to meet the targets required by the Protocol, Anatel was required to examine the performance of the Brazilian telecommunications companies under the Protocol’s standards.  Despite migration to PCS in December 2002, from January to June 2003, we reported to Anatel regarding, and had complied with, all quality of service indicators applicable to SMC operators. The Protocol ceased to be applicable to TIM Sul, TIM Nordeste and TIM Maxitel after July 2003.

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

In 2011, Anatel published Resolution No. 575/11 to Review of the Regulation on the Management of Quality of Service – PCS.  The new regulation established new quality goals, evaluation criteria, data collection and quality monitoring of Service Providers – PCS.  The Anatel regulation aims to create a comprehensive model of quality management of the PCS providers providing preventive and proactive on the part of the Agency, through the incorporation of indicators and benchmarks that allow the systematic evaluation of the quality of service in all its dimensions.  Anatel also published Resolution No. 574/11 in 2011, which set broadband quality measurement standards.

This new list of proposals for quality indicators is divided into two major groups: Operational Indicators and Indicators Research for measuring the quality of service perceived by the user.

PCS Regulation

In September 2000, Anatel promulgated regulations regarding PCS wireless telecommunications services that are significantly different from the ones applicable to mobile companies operating under Band A and Band B.  The new rules allow companies to provide wireless telecommunications services under PCS authorizations.  The PCS authorizations allow new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers.

According to rules issued by Anatel, renewal of a concession to provide mobile telecommunications services, as well as permission from Anatel to transfer control of cellular companies, are conditioned on agreement by such cellular service provider to operate under the PCS rules.  TIM Sul, TIM Nordeste and TIM Maxitel converted their cellular concessions into PCS authorizations in December 2002, and later transferred them to TIM Sul, TIM Nordeste and TIM Maxitel, which are now TIM Celular subject to obligations under the PCS regulations.  See “—Authorizations and Concessions.”

Anatel has initiated administrative proceedings against TIM Celular for noncompliance with certain quality standards and noncompliance with the rules and the authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the Agency.  As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business, financial condition and results of operations.  In the year ended December 31, 2013, the total amount of these fines was R$120,641 thousand. However, only R$55,584 thousand were classified as “probable loss” by our legal advisors.  We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject.  See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In October 2012, Anatel enacted the Regulation on Universal Obligations related to the fixed line universal service obligations (Plano Geral de Metas de Universalização), or PGMU, regulating backhauling, public pay phones and telephone services for families with low incomes, among others.  In November 2012, Anatel enacted the General Plan for Competition Goals (Plano Geral de Metas de Competição), whose goal is to encourage competition by creating interconnection obligations and the sharing of infrastructure already installed by other operators.

In March 2013, Anatel proposed the adoption of a single regulation for the telecommunications sector, with general rules for customer service, billing, and service offers, which would be applicable to fixed, mobile, broadband and cable TV customers. The initiative, still under development by Anatel, aims to bring all telecommunications services in line with the Customer Service Law (Lei do SAC), particularly with respect to deadlines and data protection rules.

Significant Market Power

In November 2012, Anatel published a new competition framework known as the PGMC.  Also in November 2012, Anatel published a series of regulations identifying groups with significant market power in the following relevant markets as defined by the PGMC: (i) copper pair or coaxial cable data transmission access landline network infrastructure offer at transmission rates up to 10 Mbps (Act No. 6.617, of November 8, 2012); (ii) wholesale local transport and long distance inland network infrastructure offer for data transmission rates of 34 Mbps or less (Act No. 6.619, of November 8, 2012); (iii) passive infrastructure for transport and access networks (Act No. 6.620, of November 8, 2012); (iv) mobile network inbound calls (Act No. 6.621, of November 8, 2012); and (v) national roaming (Act No. 6.622, of November 8, 2012).

The TIM Group, comprised of TIM Celular and Intelig, is currently classified as a significant market power in the following markets: (i) passive infrastructure in transport and access networks (provision of towers); (ii) mobile network inbound calls (otherwise referred to as the mobile network termination market); and (iii) national roaming.

Due to such classification we are now subject to increased regulation under the PGMC, which could have an adverse effect on our business financial condition and results of operations.  Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks, or VU-M, are regulated. VU-M mobile termination rates may currently be negotiated among operators with reference rates only applied by Anatel in case of dispute, and, beginning in 2016, VU-M reference rates are expected to be determined on the basis of costs. Moreover, because of our classification as having significant market power in the national roaming market, we must offer roaming services to other mobile providers without significant market power at the lowest tariff rate in the market.  We are also required to provide other providers without significant market power access to our towers and masts due to our classification as having significant market power in that portion of the passive infrastructure market.

For additional detail, see – “Network Usage Charges”, “Roaming Fees”, “Interconnection Charges” and “Long Distance”.

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

In 2005, Anatel issued a ruling for “Accounting Separation and Cost Accounting,” introducing the obligation of presenting the Accounting Separation and Allocation Document (Documento de Separação e Alocação de Contas), or DSAC, by the license holders and groups holding Significant Market Power in the offering of fixed and/or mobile network interconnection and wholesale leased lines (Exploração Industrial De Linha Dedicada), or EILD.  Starting from 2006 (for fixed operators) and 2008 (for mobile operators related to the results of 2006 and 2007), operators (TIM included) are delivering the requested information to Anatel.

In 2013, Anatel reviewed almost the entirety of DSAC. Pursuant to Resolutions No. 608 and 619, the level of information to be delivered to Anatel and the number of products analyzed were extended. Rules on costs allocation were also standardized in order to allow comparison of the results among operators. In September 2013, Anatel submitted to for public comment a draft of its rule on pricing of STFC and PCS interconnection, as well as EILD, based on a cost model. Such rule and the corresponding reference amounts are still under development by Anatel.

With respect to mobile interconnection, in October 2011, Anatel established a mechanism for reducing fixed-to-mobile call rates, applying a reduction of 18% in 2012 and 12% in 2013. In November 2012, Anatel decided that the VU-M reference rates in 2014 would be 75% of the valid VU-M in 2013, and in 2015 it would be 50% of the valid VU-M in 2013.

Besides the VU-M reduction, Anatel established a Bill & Keep, or B&K, between SMP and non-SMP PCSs. From January 2013 until February 2015, the B&K will be 80%/20%. From 2015 until 2016 the B&K will be 60%/40%. After 2016 the VU-M will be charged by the SMP whenever their network is used to originate or to finish a call.

With respect to fixed interconnection, Anatel revised the criteria for pricing the use of fixed networks in May 2012. According to such regulation, after January 1, 2014, a full B&K regime (in which no payments are due for the traffic termination) was implemented for local STFC operators dealing with other local STFC operators. Currently, therefore, no payments are due for the use of a local STFC operator’s network by other local STFC operator.

In November 2012, as part of the cost model transition, Anatel set out the 2014 mobile termination reference rate VU-M for operators with significant market power at 75% of the valid VU-M in 2013, and the 2015 reference rate VU-M at 50% of the valid VU-M in 2013. Based on that, in December 2013, VU-M prices for 2014 and 2015 were published in Resolution No. 600.  Anatel should have released the cost modeling methods for 2016 onwards in 2013 as well, but did not. VU-M prices were to decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied.  However, this disclosure was postponed due to the need for major analysis on the tariff figures by Anatel.

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

Value-Added Services and Internet Regulation

Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service.  Regulations require all telecommunications service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technically impossible.  Telecommunications service providers also are allowed to render value-added services through their own networks.  Internet connection is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies.  Current regulations allow us or any other interested party to offer Internet connection through our network.

The Brazilian Congress is considering bill number 2,126/2011, known as the Legal Framework for the Use of the Internet (Marco Civil da Internet), which would establish warranties, principles, rights and duties related to Internet use and its provision. The project aims to develop regulations related to this service with a general framework. Among key issues addressed in the legislation are: net neutrality, responsibility for damages caused by content generated or published by third parties, content storage and connections.  This law is also intended to develop guidelines for how the government can or should act to provide and monitor Internet service.  The Marco Civil da Internet is being processed on a “constitutional urgency” fast track procedure and the Brazilian Congress are close to a political consensus to vote a final draft.

Although a subject of great debate, Anatel seems to have expressed itself as the competent authority to regulate network neutrality.  This conclusion can be drawn from their analysis of the request for approval for the acquisition of Brasil Telecom by Oi, in which a neutral treatment of the network was imposed. Furthermore, Anatel included regulation of network neutrality in the SCM Regulation proposal, submitted for public consultation in 2011, forbidding the blockage and discriminatory treatment of traffic, except for the procedures shown as essential for the safety and stability of the service and its supporting networks.  Although such specific rules related to net neutrality were not confirmed in the final version of the SCM regulation, approved by Anatel in 2013, a general principle remained in the regulation that SCM providers must observe net neutrality principle, in accordance with Anatel’s regulations and the applicable law.

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

In December 2007, we acquired new authorizations for the 1800 MHz frequency in the São Paulo and Rio de Janeiro in order to improve our radio frequency capacity in these regions.  Within the same auction, Claro and Vivo acquired authorizations to provide PCS services in regions where we historically provide services but where Claro and Vivo previously did not, using 1800 MHz and 1900 MHz bands, which has resulted in increased competition in these regions.  In the same auction, Oi received authorization to provide PCS services in the state of São Paulo using 1800 MHz (band M in the whole state and band E in the state’s countryside).

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

In December 2011, Anatel started auction No. 001/2011-PVCP/SPV, pursuant to which 16 blocks in the 1,800 MHz band were sold to Claro, Oi, CTBC and TIM.  As a result of our participation in the auction, we will expand our 2G coverage and increase our presence in the northern and midwestern regions of Brazil, including the states of Paraná, Espirito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais.  Our corresponding radiofrequency authorization periods were formalized with Anatel in May 2013, after Anatel ruled on an appeal challenging the bidding process outcome.

In 2012, Anatel established a bidding process in order to comply with Presidential Decree No. 7.512 of June 2011, which set April 2012 as the deadline to auction the 2.5GHz band, in order to introduce 4G technology in Brazil.  Anatel modeled the auction with 2 national blocks of (20+20)MHz (W and Z) and 2 national blocks of (10+10)MHz (V1 and V2). In order to guarantee full rural service by 2018, Anatel linked the 4G blocks to the 450MHz band in specific geographic regions of Brazil.  By April 30, 2013, FIFA Confederations Cup host cities (Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador and Brasília), in preparation for hosting the FIFA 2014 World Cup and the 2016 Olympic Games, were to have been served by 4G.  Following the results of the auction in October 2012, TIM acquired for R$340 million the 2,530-2,540 MHz and 2650-2660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states (the 450 MHz band was jointly acquired with Intelig).  Certain 4G coverage commitments were effective as early as April 2013, while the first coverage commitments for the 450 MHz band are effective by June 2014.  As of December 2013, we are providing 4G coverage to approximately 10% of the urban population of Brazil, including eight capital cities.  In December 2013, we launched 4G in Natal, ahead of Anatel’s required schedule.  Satisfaction of the these coverage commitments demands heavy capital investments and a commitment to acquire products with national technology, with R$1.5 billion to be invested in 4G alone over the next three years.

We participated in the auction as a group bidding in the name of TIM and Intelig.  We did not bid for the W block (Amazonas as a rural area), which we viewed as having a high premium if compared to the X block (67%), whereas we successfully acquired the V1 block, which in our view held the best CAPEX/OPEX profile associated with rural services in its selected regions (RJ, ES, SC and PR).  The joint bid allowed us to take advantage of the flexibility of the auction rules.  These bands brought heavy coverage obligations as its short range characteristics demands large investments.

The year 2013 began with indications from the government and Anatel that they hoped to speed up the move to digitalization of TV in Brazil.  In November 2013, Anatel approved the dedication of a single band exclusively to mobile services. The objective is to free a “digital dividend” band, of the 700MHz spectrum, attributed to mobile services and free of TV channels, allowing the band to be auctioned off in 2014.  The rules of the Digitalization Plan and the auction have not been clarified and we believe that in some cities this schedule will not be met, making it necessary to have specific plans per region.  The 700MHz spectrum with its long range and good penetration characteristics is very important to support rural obligations and city coverage but given its proximity of the 2.5GHz auction and the attendant obligations already in deployment, the 700MHz band loses some of its value in network synergy and infrastructure deployment.

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

VU-M and Wholesale Market

The interconnection of telecommunication operators is mandatory, allowing the users of different services to make calls from one network to another. In the case of PCS, Anatel has established that, whenever its network is used to originate or to receive calls, the operators will receive the Value of Use of Mobile Network (Valor de Uso de Rede Móvel), or VU-M, also known as an interconnection rate or mobile termination rate, set by free agreement.

Anatel urged us to adopt a single VU-M per region, as such region is set out in the PCS License General Plan (Plano Geral de Autorizações), or PGA, which began on November 1, 2010.  We declined to do so and instead choose to commercially negotiate VU-Ms with different providers. Under current regulations, VU-M rates may currently be negotiated among operators with reference rates only applied by Anatel in case of dispute.

October 2011, Anatel decided to reduce fixed to mobile rates, based on a reduction in the respective wholesale interconnection levels on call termination.  Anatel proposed a reduction of the fixed to mobile rates of 18% in 2012 and 12% in 2013, based on nominal declines.  In the future, Anatel intends to establish the reference tariffs for operators with significant market power based on the fully allocated historic costs system, which reference tariffs are already under development by Anatel in consultation with a consortium formed by three companies (Advisia, Analysis Mason and Grant Thornton).  The contract signed in August 2011 between Anatel and the consortium provides for a cost model in the amount of $8.22 million, which corresponding rules are expected to be effective by 2014 and which will likely imply a reduction of the mobile termination rate. We believe the rate reductions put in place by Anatel fail to consider the need to preserve PCS market competition, and we filed an administrative appeal with Anatel, which was denied in December 2012.

In November 2012, as part of the cost model transition, Anatel set the 2014 mobile termination reference rate VU-M for operators with significant market power in the mobile network inbound calls market at 75% of the valid VU-M in 2013, and the 2015 reference rate VU-M at 50% of the valid VU-M in 2013. Based on that, in December 2013, VU-M prices were published in Resolution No. 600 for 2014 and 2015.  Anatel should have released the cost modeling methods for 2016 onwards in 2013 as well, but did not. As previously noted, Anatel classified us as belonging to economic groups with significant market power in the mobile network termination market to which these cost models apply.

We believe, however, that when Anatel adopted such decisions, it failed to observe the proper administrative process required to issue new regulations.  We have filed an annulment application with Anatel in connection with the November 2012 resolution, which is still under review by Anatel.  Accordingly, we understand the VU-M prices contained in Resolution No. 600 may only be imposed on us after Anatel has ruled on our annulment application.  Accordingly, we have filed an administrative appeal with Anatel, which is still under review by Anatel.

Industrial Exploration of Dedicated Lines

In December 2010, Anatel approved a public hearing that considered alterations of the Industrial Exploration of Dedicated Lines (Exploração Industrial de Linha Dedicada) or EILD, which established mechanisms for the operation of transmissions circuits to increase transparency between operators and concessionaires.  In May 2012, Anatel approved the new EILD regulations (Regulação de Exploração Industrial de Linha Dedicada) or REILD, or REILD, detailing mechanisms to optimize the operating structure for transmission loop contracts in order to increase contract price transparency and affording equal treatment to independent service providers from concessionaire groups. The REILD specifically sets out more effective rules on project definition including Standard EILD or Special EILD, in addition to contract and delivery terms, and specifies EILD delivery dispute resolution procedures.  Concurrently, in May 2012, Anatel approved new EILD reference prices, substantially lower than those previously in place, and a step towards value fixation in disputes between service providers.

According to the new REILD, contracts executed prior to its implementation should be amended within 120 days from publication.  We have started discussions to amend our EILD contracts, though we have found it necessary to ask Anatel’s intervention to solve certain disputes. While the new REILD provides procedures for promptly resolving disputes involving the provision of dedicated lines, Oi has taken legal actions that are delaying the actual amendment of the EILD contracts we have with them.

Considering that EILD is also a market subject to the asymmetric regulation defined by Anatel in the PGMC, operators classified by Anatel as pertaining to group with significant market power in the EILD market, such as Oi, were required to submit reference prices and offers for Anatel’s approval. In September 2013, Anatel approved reference prices and offers of the operators with significant market power in the EILD market.  We are not currently classified as having significant market power in the EILD market.

Costs Modeling

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

In September 2013, Anatel submitted for public comment a draft of its rule on pricing of STFC and PCS interconnection, as well as EILD, based on a cost model. Such rule and the corresponding reference amounts are still under development by Anatel. According to the proposal submitted for public comment, reference amounts based on cost model will come into force in 2016, and were to be published by the Agency by December 2013. Although such referent amounts based on cost model have yet to be published publication did not occur, they are expected to be released by Anatel in 2014.

See – “Interconnection Regulation.”

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

Anatel decided to temporarily postpone shutting down this service, but only until March 2016. We continue to interact with the regulating agency regarding the shutdown of our analog mobile networks.

Regulation of Quality

In October 2011, Anatel published PCS and SCM quality management regulations to establish quality parameters which were to have been met by the mobile telephone and Internet connection operators in up to 12 months.  Most quality parameters established became effective in October and November 2012.

Among such quality parameters, most notable are the ones relating to the quality of the networks, both mobile and fixed, creating obligations of minimum and average speeds in numbers, higher that those currently used by operators, which required investments so that such obligations could be met.

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

In February 2013, Anatel published STFC quality management regulations to establish quality parameters which should be met by fixed telephone operators in 120 days.  All parameters established became effective in June 2013.

Consolidation of TIM and Intelig STFC Licenses

With the acquisition of Intelig by TIM Participações, we were required to eliminate the existing overlapping licenses in order to abide by regulations.  We were given 18 months to implement these changes, beginning on the date of closing of the transaction.  This term was later extended for an additional 12 months, expiring on June 30, 2012.

On December 30, 2011 we filed petitions with Anatel to authorize the consolidation of our STFC license terms in the local mode under Intelig and STFC LDN and LDI under TIM.  On June 30, 2012 we returned CSP 23 to Anatel, keeping the operation of STFC LDN and LDI bound to CSP 41 TIM Celular S.A. license, whereas Intelig keep the STFC local license.

The amendments to the STFC Instrument of Authorization executed between TIM/Intelig and Anatel providing on the foregoing statutes were published on October 26, 2012.

On August 29, 2012, the companies TIM Fiber SP and TIM Fiber RJ formalized before Anatel their waiver of SCM exploration authorizations. Promptly thereafter, both companies were merged into TIM Celular S.A, which is already authorized to provide such services. Anatel terminated the SCM authorizations held by TIM Fiber SP and TIM Fiber RJ. Upon absorption of TIM Fiber SP and TIM Fiber RJ, TIM Celular S.A, as successor in interest, became the provider of the services previously provided by these companies.

Inclusion of ninth digit in several areas

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

The ninth digit was implemented in all the remaining areas of the state of São Paulo on August 25, 2013, and in the states of Rio de Janeiro and Espirito Santo on October 27, 2013. Anatel has defined the terms for implementing the ninth digit in PCS in other locations in Brazil, as follows:
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

Anatel Administrative Proceedings

Under the terms of its PCS authorization, TIM Celular implemented mobile personal telecommunications coverage for the assigned area.  Under such term of authorization, TIM Celular is required to operate in accordance with the quality standards established by Anatel.  If it fails to meet the minimum quality standards required, TIM Celular is subject to Obligation Non-Compliance Determination Procedures, or PADO, and applicable penalties.  Anatel has brought administrative proceedings against the TIM Group for (1) noncompliance with certain quality service indicators (PGMQ); and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations (Resolution nº.477).  In its defense before Anatel, the TIM Group attributed the lack of compliance to items beyond its control and not related to its activities and actions.  We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

C.	Organizational Structure

Substantially all assets held by TIM Participações consist of the shares of its wholly-owned subsidiaries TIM Celular (incorporated in the Federative Republic of Brazil and headquarters located in the State of São Paulo), and Intelig (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro).

The following chart illustrates our current ownership structure:

D.	Property, Plants and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area.  At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment.  As of December 31, 2013, we had 124 MGW, 79 MSC-S, 412 radio controller stations, 9,074 B Nodes, 911 eB Nodes, 12,473 BTS and approximately 47,000 kilometers in fiber optic cable networks.  We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2013, we owned approximately 202,752 square meters and leased approximately 1,231,486 square meters of real property, all of which were available for installation of our equipment. We also lease approximately 158,777 square meters and owns approximately 70,201 square meters of office space. There are no material encumbrances that may affect our utilization of our property or equipment.  For the years 2014 through 2016, we plan to invest up to R$11 billion in capital expenditures, according to our strategic plan presented to Anatel in 2013, around 90% of which will be invested in constructing, expanding, improving and buying network improvements, such as deploying more antennas and adding capacity to the antennas we already own.

Item 4A.  Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

A.	Operating Results

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

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2013, 2012 and 2011 included in this annual report that have been prepared in accordance with IFRS, issued by IASB as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

Brazilian Political and Economic Overview

During 2013, the continued uncertainty in Europe, particularly in Greece, Spain, Italy and Portugal, intensified concerns regarding the fiscal sustainability and risk of sovereign default of those countries, reducing the confidence of international investors and bringing volatility to the markets. Further, although the U.S. growth for the remainder of 2013 remained low given higher savings requirements, tighter fiscal policy and low global growth rates. The continued financial deterioration of these countries appears to have impaired the global economy and, in consequence, economic growth in Brazil decelerated in 2013, with GDP growing just 2.3% annually.  Nevertheless, domestic demand remains strong and consumption is on pace with recent growth, which is also affecting inflation.

The official inflation rate was 5.91% in 2013, above both the 5.84% recorded in 2012 and the 4.5% rate targeted by the Central Bank, though falling within the “oscillating” band of plus or minus two percentage points considered acceptable by the Central Bank. Inflation was negatively impacted by food and transportation, which increased 8.48% and 3.29%, respectively.

Efforts by the Brazilian government to stimulate the economy were reversed in 2013 due to inflationary pressure.  As of December 31, 2013, the SELIC rate was 10.00%.

Inflation directly impacts our results of operations, as certain of our assets and liabilities are subject to inflation adjustment, although the impact of these adjustments has not been material during the reported periods.  In 2013, the net impact of inflation adjustments was a loss of R$57.3 million and in 2012 was a gain of R$3.4 million. The loss in 2013 can be explained by losses due to inflation adjustment on provisions for regulatory contingencies and, to a lesser extent, inflation adjustments on a R$116 million loan from BNDES, offset in part by adjustment gains on judgments awarded to us and, to a substantially lesser extent, inflation adjustment gains on contracts.

In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base.  Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

Insofar as domestic demand is concerned, economists expect that consumption will continue to expand due to a record-low unemployment rate, wage increases, availability of consumer credit and the ongoing economic recovery.  The balance of fixed assets is also expected to grow based on the growth in industrial output.

The Brazilian current account closed the year with a deficit of U.S.$81.37 billion or 3.66% of GDP, an increase in the deficit from 2012 when the deficit reached U.S.$60.24 billion.  The 2013 deficit was the highest recorded since the Central Bank began recording this metric in 1947.  The primary cause for this result was the decrease of 86.6% in the trade balance surplus.  Direct external investments totaled U.S.$100.59 billion, an increase of U.S.$10.22 billion compared to 2012.

The trend of a depreciating real reversed temporarily in the first quarter of 2013, with the real reaching R$1.95 per U.S.$1.00 in early March 2013, only to continue its depreciation throughout much of the rest of the year, ending the year at R$2.34 per U.S. $1.00.  By December 31, 2013, the U.S. dollar had appreciated 15.37% versus the real.

The 2013 balance of payments registered a deficit of U.S.$4.9 billion, representing a 125.9% decrease when compared to the surplus of U.S.$18.9 billion registered in 2012.

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

The Brazilian mobile market reached 271.1 million lines nationwide at the end of December 2013, corresponding to a penetration ratio of 136.4% (compared to 132.8% in 2012) and an annual growth rate of 3.5% (compared to 8.1% in 2012).  Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes.  According to Anatel, mobile market net adds reached 9.3 million in 2013 which represents a 52.5% downturn from 2012’s 19.6 million net adds.  Prepaid subscribers continue to represent the greatest part of total subscriber base, reaching 211.6% by the end of 2013.

Our subscriber base ended 2013 with 73.4 million clients, a 4.3% increase from 2012, corresponding to a market share of 27.1%, making us the second largest mobile operator in the market.  Our prepaid business  reached 61.1 million clients (an 2.5% increase from 2012), maintaining the position of leader in this important business. Our postpaid business had 12.3 million users at the end of 2013, a 14.6% increase from 2012.  With regard to our client mix, postpaid clients accounted for 15.8% of our total subscriber base, compared to 15.2% in 2012.  In 2013, we added 3.1 million customers, down from 6.3 million in 2012.  Our ARPU was R$18.6 in 2013.  On a yearly basis, ARPU saw a decline of 2.4%, partially attributed to the VU-M cut and long distance calls commoditization.

ARPU is a key performance indicator which is calculated for any period as total net service revenue divided by average customer base.  In 2013, our average customer base, calculated as the simple mean of monthly averages, increased 5.3% to 71.7 million, compared to 68.0 million customers in 2012.

The following table shows the total average number of customers during 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012	2011
	(in thousands of users)
Average number of customers using postpaid plans(1)	11,152	10,004	8,263
Average number of customers using prepaid plans(1)	60,564	58,042	48,457
Total number of customers(1)	71,714	68,046	56,720

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year, including December of the previous year.

Factors Affecting the Comparability of our Results of Operations

Acquisition of AES Atimus

On July 8, 2011, our wholly-owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa (the AES Group in Brazil) for the purchase of all of AES Elpa’s equity interests in Eletropaulo Telecomunicações and 98.3% of the interest of AES RJ.  We completed the acquisition on October 31, 2011, after all conditions precedent were satisfied and certain regulatory approvals obtained.  We paid a total of R$1,074,179 thousand and R$447,471 thousand, respectively, for each of Eletropaulo Telecomunicações and AES RJ.  In connection with the acquisition, Eletropaulo Telecomunicações changed its corporate name to TIM Fiber SP Ltda., and AES RJ changed its corporate name to TIM Fiber RJ S.A., and we call the business, collectively, TIM Fiber.  In August 2012, TIM Fiber was merged into TIM Celular.  In connection with such merger, TIM Celular assumed TIM Fiber’s service obligations, thereby ensuring continuity of services.

The AES Atimus Acquisition has allowed us to expand our operations in the household broadband and high-speed data communications markets, thereby permitting us to offer new products to our customers including our Live TIM service, a high quality ultra-broadband available to households in Rio de Janeiro and São Paulo.  The AES Atimus Acquisition also provided a reduction in infrastructure rental costs, while helping us to obtain significant synergies related to our existing fiber optic network.  We continued throughout 2013 to expand the neighborhoods in Rio de Janeiro and São Paulo where our Live TIM service is available.  In July 2013, Live TIM received the Customer Service Innovation award from the magazine Global Telecom Business.

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

The table below summarizes the amount paid to acquire control of Eletropaulo Telecomunicações and AES RJ, as well as the fair value of the non-controlling interest at October 31, 2011, the acquisition date.

	Provisional Amounts
As of October 31, 2011	Eletropaulo Telecomunicações	AES RJ
	(thousands of reais)
Cash and cash equivalents	1,074,179	447,471
Fair value of non-controlling interest acquired	—	7,938
Total consideration	1,074,179	455,409
Net assets reported by the acquired company	125,281	111,637
Provisional goodwill reported	948,898	343,772

Since this is a complex evaluation, we focused our efforts on identifying the main factors for completing the AES Atimus Acquisition and, as mentioned above, the main factors were the possibility of increasing product offerings in the corporate business line and the launch of residential broadband service, which we believe represents an opportunity for us to obtain a return on assets purchased in excess of the return currently earned by these businesses, and therefore are not allocated to any specific assets and liabilities, being instead recorded as goodwill.  Based on management’s assessment, the value of the purchase price premium is substantially composed of synergies, cost reductions and expected future profitability.

The purchase price allocations, or PPA, related to the AES Atimus Acquisition were concluded on October 31, 2012, and retroactively recorded in the Company’s financial statements, as required under IFRS.  The following tables summarize the effects recorded in the opening balance sheets of the companies acquired in the AES Atimus Acquisition.

	Eletropaulo Telecomunicações
As of October 31, 2011	Provisional Amounts	Adjustments	Definitive Amounts
	(thousands of reais)
Assets
Cash and cash equivalents	15,477	—	15,477
Financial assets valued at fair value through income	1,622	—	1,622
Accounts receivable	19,868	—	19,868
Taxes recoverable	20,916	—	20,916
Deferred income tax and social contribution	1,148	1,148	2,566
Judicial deposits	49	—	49
Other assets	374	—	374
Property, plant and equipment	164,198	54,600	218,798
Intangible assets – client lists	—	60,600	60,600
Intangible assets – others	9,196	(4,172)	5,024
	232,848	112,446	345,294

Liabilities
Loans and financing	(67,619)	—	(67,619)
Suppliers	(6,779)	—	(6,779)
Labor obligations	(5,514)	—	(5,514)
Tax obligations	(19,937)	—	(19,937)
Deferred income tax and social contribution	(1,734)	(39,168)	(40,902)
Other liabilities	(5,973)	—	(5,973)
Provision for contingencies	(11)	—	(11)
	(107,567)	(39,168)	(146,735)

Identifiable net assets	125,281	73,278	198,559

Goodwill
Goodwill (provisional)	948,898
Allocation of the surplus value of property, plant and equipment	(54,600)
Allocation of value of client list acquired	(60,600)
Write-off of development expenses capitalized	4,172
Effects of deferred taxes on the aforesaid adjustments	37,750
	(73,278)

Goodwill (definitive)	875,620

	AES RJ
As of October 31, 2011	Provisional Amounts	Adjustments	Definitive Amounts
	(thousands of reais)
Assets
Cash and cash equivalents	3,496	—	3,496
Accounts receivable	18,156	—	18,156
Taxes recoverable	17,203	—	17,203
Deferred income tax and social contribution	1,024	14	1,038
Judicial deposits	63	—	63
Other assets	334	—	334
Property, plant and equipment	120,227	55,965	176,192
Intangible assets – client lists	—	34,600	34,600
Intangible assets – others	2,941	(43)	2,898
	163,444	90,536	253,980

Liabilities
Loans and financing	(22,024)	—	(22,024)
Suppliers	(6,063)	—	(6,063)
Labor obligations	(3,391)	—	(3,391)
Tax obligations	(18,012)	—	(18,012)
Deferred income tax and social contribution	(324)	(30,792)	(31,116)
Other liabilities	(1,933)	—	(1,933)
Provision for contingencies	(472)	—	(472)
	(52,219)	(30,792)	(83,011)

Identifiable net assets	111,225	59,744	170,969

Goodwill
Goodwill (provisional)	343,772
Allocation of the surplus value of property, plant and equipment	(55,965)
Allocation of value of client list acquired	(34,600)
Write-off of development expenses capitalized	43
Effects of deferred taxes on the aforesaid adjustments	30,778
	(59,744)

Goodwill (definitive)	284,028

Goodwill amounts attributable to both Eletropaulo Telecomunicações and AES RJ are supported by the future profitability of these businesses, particularly the broadband businesses.  As required for all goodwill, recoverability is tested annually through an impairment test.

In 2013, the impairment test utilized the “value in use” methodology, as further illustrated in Note 17 to our consolidated financial statements.  Though the network synergies related to the AES Atimus Acquisition exist and may be used in the calculation of “value in use,” these amounts were not considered in the impairment tests, the results of which did not indicate the need the record an impairment provision.  Furthermore, no reasonable change in assumptions would trigger an impairment.

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

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment are stated at cost of acquisition or construction.  Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets.  See Note 4(l) to our consolidated financial statements.  We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years.

We review our long-lived assets, such as goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. At least annually, the Company applies the recoverability test on the recorded goodwill.  The calculations were performed based on the discounted cash flow using as parameters the assumptions included in the Company’s three year industrial plan, growth rate compatible with our market conditions and a discount rate of between 12.5% and 13% per year.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments.  We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due).  The provision for doubtful accounts for 2013 was based on the following estimates of percentages of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible.  These estimates were based on historical experience of write-offs and future expectations of conditions that might impact the collectability of accounts.  The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

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

The taxable income projections used in determining the recoverability of our deferred tax assets as of December 31, 2009 were derived from our 2010-2012 Industrial Plan. At that time, our Industrial Plan forecasted our income for the following three fiscal years, with assumptions reflecting conditions we expected to exist and the course of actions we expect to take.  Based on the three-year projections included in our Industrial Plan, we projected income out for a further seven years (to 2019). However, we did not extend our Industrial Plan projections beyond the basic three years for the valuation allowance of our deferred tax assets because we believe that the uncertainties described below made any extension of our projections difficult to support at the more-likely-than-not level, required for projections in this context.  We limited our projections to three years in determining the amount of the valuation allowance for deferred tax assets at December 31, 2009.

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

In addition to the above uncertainties, we also considered the inherent subjectivity of the positive evidence underlying our projections of future taxable income, such as the expectation that new management and a new business plan at TIM Celular would lead to a turnaround at that business.  In evaluating the negative and positive evidence in assessing the likelihood of predicable earnings after 2012, we believed that the negative evidence outweighed the positive evidence.  As a result of all of the foregoing, we believed that the valuation allowance as at December 31, 2009 was necessary because our projections showed that the deferred tax assets were not recoverable to the extent of the allowance.

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

Considering the reduction in the uncertainties we had at the end of 2009, as of December 31, 2010 we updated our business plan for the years 2011-2013 and subsequent projections based on our belief that future income generation would be higher than expected at the end of 2009.  Based on the expected taxable income to be generated in future years and the growing stability of the economy after the uncertainty in 2009, at the end of 2010 we released in its entirety the valuation allowance for tax loss carry forwards related to our subsidiary TIM Celular that was recorded at December 31, 2009.

During the years ended December 31, 2011, 2012 and 2013, the Company continued to generate taxable income in line with projections approved in the 2010 business plan.

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

Revenue Recognition

Revenues are recorded when services are rendered. As a result of our billing cycle cut-off times, we are required to make estimates for services revenue earned but not yet billed.  These estimates, which are based primarily upon unbilled minutes of use, could differ from our actual calculation.  See Notes 4(u) and 5(g) to our consolidated financial statements.

Results of Operations

The following discussion should be read in conjunction with “Item 4. Information on the Company.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates.  See “Item 4. Information on the Company—B. Business Overview—PCS Regulation—Rate Regulation.” Our financial condition and results of operations have also been, and are expected to continue to be, affected by the political and economic environment in Brazil.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.” In particular, our financial performance will be affected by:

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

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2013, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2013	2012	2011	2013 – 2012	2012 – 2011
Net Operating Revenues	19,921,291	18,763,947	17,085,977	6.2%	9.8%
Cost of services and goods	(10,822,202)	(9,880,984)	(8,542,639)	9.53%	15.7%
Gross profit	9,099,089	8,882,963	8,543,338	2.43%	4.0%
Operating expenses:
Selling expenses	(4,911,522)	(4,774,161)	(4,848,512)	2.88%	(1.5)%
General and administrative expenses	(1,012,556)	(1,029,943)	(963,394)	(1.69)%	6.9%
Other operating expenses	(736,138)	(755,489)	(669,093)	(2.56)%	13.2%
Total operating expenses	(6,660,216)	(6,559,593)	(6,480,999)	1.53%	1.2%
Operating income before financial results	2,438,873	2,323,370	2,062,339	4.97%	12.6%
Net financial income	(302,720)	(169,980)	(238,858)	78.19%	(29.7)%
Operating income before taxes	2,136,153	2,153,480	1,823,481	(0.8)%	18.1%
Income and social contribution tax benefit	(630,539)	(704,592)	(545,636)	(10.51)%	29.1%
Net income	1,505,614	1,448,888	1,277,845	3.92%	13.4%

Results of Operations for the Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

Operating Revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 28 to our consolidated financial statements and discussed below.  We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2013 and 2012:

Statement of Operations Data: Operating Revenues	Year ended December 31,		Percentage change
	2013	2012	2013 – 2012
	(in millions of reais)
Monthly subscription charges and usage charges	11,309.8	11,086.7	2%
Fixed services	1,071.8	1,470.3	(27.1%)
Interconnection charges	3,760.8	3,969.1	(5.2)%
Long distance charges	3,332.9	3,217.9	3.6%
Value added services	5,353.7	4,404.8	3.6%
Other service revenues	236.3	201.3	17.3%
Gross operating revenues from services	25,065.2	24,350.1	2.9%
Value added and other taxes relating to services	(5,588.3)	(5,277.8)	5.9%
Discounts and returns on services	(2,7775.8)	(2,652.3)	4.6%
Net operating revenues from services	16,701	16,420.0	1.7%
Sales of mobile handsets and accessories	4,596.5	3,405.7	34.9%
Value added and other taxes on handset sales	(956.3)	(677.0)	41.3%
Discounts and returns on handset sales	(419.9)	(384.7)	9.2%
Net operating revenues from handset and accessory sales	3,220.2	2,344.0	37.4%
Net operating revenues	19,921.3	18,763.9	6.2%

Our gross service revenue for the year ended December 31, 2013 was R$25,065.2 million, representing a 2.9% increase from R$24,350.1 million in the year ended December 31, 2012, mainly due to the growth in our customer base and consistently solid revenues from value added services.  The gross handset revenue for the year ended December 31, 2013 was R$4,596.5 million, a 35.0% growth over R$3,405.7 million for the year ended December 31, 2012, resulting from increased smartphone penetration.  Gross revenues for the year ended December 31, 2013 totaled R$29,661.7 million, a 6.9% increase from the year ended December 31, 2012.

Net operating revenues increased 6.2% to R$19,921.3 million in the year ended December 31, 2013 from R$18,763.9 million in the year ended December 31, 2012 for the reasons described below.

Monthly Subscription Charges and Usage Charges

Revenue from monthly subscription charges and usage charges was R$11,309.8 million in the year ended December 31, 2013, a 2.0% increase from R$11,086.7 million in the year ended December 31, 2012, due primarily to subscriber growth of 4.3%, which resulted in significantly higher outgoing voice traffic.

The total average monthly MOU for 2013 and 2012 were as follows:

	Year ended December 31,
	2013	2012
Average total MOU	148	136

Fixed Services

Revenue from fixed services was R$1,071.8 million in the year ended December 31, 2013, a 27.1% decrease from R$1,470.3 million in December 31, 2012, mainly due to the restructuring of Intelig and the migration of fixed long distance revenues from Intelig to mobile long distance revenues in TIM Celular.

Interconnection Charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls and SMS on our network of calls and SMS originating on their networks.  Our interconnection revenues were R$3,760.8 million in the year ended December 31, 2013, a 5.3% decrease from R$3,969.1 million in 2012, principally due to the popularity of our Infinity Torpedo SMS offer, as SMS messages initiated from the networks of other providers generate interconnection revenues, and partially offset by the fixed-to-mobile rate reductions imposed by Anatel in 2012. Interconnection as a percentage of total gross services revenues decreased 1.6% in the year ended December, 2013.

Long Distance Charges

Revenues from long distance charges increased 3.6% to R$3,332.9 million in the year ended December 31, 2013 from R$3,217.9 million in the year ended December 31, 2012, reflecting growth in our subscriber base, offset in part by decreased rates due to the continued commoditization of long distance service, particularly for prepaid services.

Value-Added Services

Value-added service revenues increased 21.5% to R$5,353.6 million in the year ended December 31, 2013 from R$4,404.8 million the year ended December 31, 2012, principally due to growth in the Infinity and Liberty Web data plans, as well as the increased contribution to revenues from Infinity Torpedo.

Value-added services include SMS, MMS, data transmission, downloads (wallpaper and ringtones), television access, voicemail, chat and others.  SMS revenues represent a significant portion of our total value-added service revenues.  Data transmission, supported by our 3G and 4G networks, is also a key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, enhancing our smartphone portfolio, including through the addition of the iPhone 3GS, iPhone 4 and iPhone 5, and promoting our mobile broadband service through TIM web broadband.

Other Service Revenues

Revenues from other services increased 17.4% to R$263.3 million in the year ended December 31, 2013 from R$201.3 million in the year ended December 31, 2012, mainly due to the increase of SIM card sales.

Sales of Mobile Handsets

Sales of mobile handsets increased 35.0% to R$4,596.5 million in the year ended December 31, 2013 from R$3,405.7 million registered in the year ended December 31, 2012.  This change was driven primarily by the enhancement of our handset mix with a focus on sales of Internet enabled phones (smartphones and webphones), increasing the average price of handsets sold.

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

Our value-added and other taxes relating to services and handset sales was R$6,544.6 million in the year ended December 31, 2013 compared to R$5,954.8 million in the year ended December 31, 2012, an increase of 9.9%.

Discounts on services and handset sales increased 5.23% to R$3,195.8 million in the year ended December 31, 2013 compared to R$3,037 million in the year ended December 31, 2012.  This was mainly related to our offering on voice plans.

Costs of Services and Goods

Costs of services and goods increased by 9.5% to R$10,822.2 million in the year ended December 31, 2013 from R$9,881.0 in the year ended December 31, 2012, mainly due to the enhancement of our handset mix, with smartphone sales reaching 80% of total sales in 2013 compared to 65% in 2012.  The following table shows the components of costs of services and goods for each of the periods indicated.

Statement of Operations Data: Costs of services and goods	Year ended December 31,		Percentage change
	2013	2012	2013 - 2012
	(in millions of reais)
Depreciation and amortization	(2,097.9)	(1,862.0)	12.67%
Interconnection, circuit leasing and related expenses	(4,518.9)	(4,659.1)	(3.01)%
Third party services	(403.2)	(385.4)	4.65%
Personnel	(61.1)	(61.6)	0.8%
Rental and insurance	(358.9)	(277.5)	29.36%
FISTEL tax and other	(31.2)	(30.5)	7.68%
Total cost of services	(7,471.4)	(7,276.0)	2.68%
Cost of handsets and accessories sold	(3,350.8)	(2,605.0)	28.6%
Total cost of services and goods	(10,822.2)	(9,881.0)	9.5%

Depreciation and Amortization

Depreciation and amortization expenses grew 12.67% to R$2,097.9 million in the year ended December 31, 2013 from R$1,862.0 million in the year ended December 31, 2012, mainly due to an increase in general capital expenditures as explained in more detail in “—B. Liquidity and Capital Resources.”

Interconnection, Circuit Leasing and Related Expenses

Interconnection, circuit leasing and related expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks as well as lease payments to fixed carriers for the use of their network. Interconnection, circuit leasing and related expenses costs decreased 3.01% to R$4,518.9 million in the year ended December 31, 2013 from R$4,659.1 million in the year ended December 31, 2012, mainly due to the 15.15% increase of total traffic as the result of growth in our subscriber base.

Third Party Services

Third party services costs were R$403.2 million in the year ended December 31, 2013, increasing 4.65% from R$385.4 million incurred in the year ended December 31, 2012, mainly due to higher costs of maintaining our network.

Personnel

Personnel costs decreased 0.8% to R$61.1 million in the year ended December 31, 2013 from R$61.6 million in the year ended December 31, 2012.

Rental and Insurance

Rental and insurance costs increased 29.36% to R$358.9 million in the year ended December 31, 2013 from R$277.5 million in the year ended December 31, 2012.  This increase is due primarily to an increased number of leased sites.

FISTEL Tax and Other

FISTEL tax and other costs increased 7.68% to R$31.2 million in the year ended December 31, 2013 from R$30.5 million in the year ended December 31, 2012, due primarily to higher tax payments. FISTEL tax is directly related to customer base, and our customer base increased, therefore FISTEL tax accordingly increased. Other taxes to which we are subject vary depending on revenues, which also increased.

Costs of Handsets and Accessories Sold

The cost of handsets and accessories sold in 2013 was R$3,350.8 million, representing a 28.6% increase from R$2,605.0 million in the year ended December 31, 2012.  This growth is attributable to an increase in smartphone sales in our handset mix, reaching 70% of total sales in 2013, and to a higher volume of handsets sold.

Gross Profit Margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross profit	Year ended December 31,		Percentage change
	2013	2012	2013 - 2012
	(in millions of reais)
Net operating revenues from services	16,701.1	16,420.0	1.7%
Cost of services	(7,471.4)	(7,276.0)	2.68%
Gross profit from services	9,229.7	9,143.9	1.0%
Net operating revenues from sales of mobile handsets and accessories	3,220.2	2,344.0	38%
Cost of goods	(3,350.8)	(2,604.9)	28.63%
Gross loss from sales of mobile handsets and accessories	(130.6)	(260.9)	(49.9)%
Gross profit	9,099.1	8,883.0	2.4%

Our gross profit margin from services (gross profit as a percentage of net service revenues) decreased from 55.69% in the year ended December 31, 2012 to 55.26% in the year ended December 31, 2013.  This performance is mainly explained by the VU-M reduction of nearly 11% since the end of April 2013, which had a negative impact on gross profit margin from services throughout the year.

Our negative gross margin for sales of mobile handsets and accessories decreased from negative 11.13% in the year ended December 31, 2012 to negative 4.05% in the year ended December 31, 2013.  This decrease is mainly attributable to a better negotiation approach with suppliers, which was possible after focusing on a smaller but more attractive handset mix, and to lower costs related to sales despite the higher sales volume.

Our overall gross profit margin increased from 54.09% in the year ended December 31, 2012 to 54.48% in December 31, 2013.  This resulted primarily from a lower negative gross profit margin from handsets.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2013 and 2012:

Statement of Operations Data: Operating expenses	Year ended December 31,		Percentage change
	2013	2012	2013 – 2012
	(in millions of reais)
Selling expenses	(4,911.5)	(4,774.1)	2.88%
General and administrative expenses	(1,012.5)	(1,029.9)	(1.68)%
Other operating expenses, net	(736.1)	(755.5)	(2.56)%
Total operating expenses	(6,660.2)	(6,559.6)	1.53%

Our total operating expenses increased slightly by 1.53% to R$6,660.2 million in the year ended December 31, 2013 from R$6,559.6 million in December 31, 2012, mainly due to the factors described below.

Selling Expenses

Selling expenses increased 2.88%, to R$4,911.5 million in the year ended December 31, 2013 from R$4,774.1 million in the year ended December 31, 2012, mainly due to more gross additions during 2013 (3.1% higher when compared to 2012) which was offset in part by an efficient “go to market” approach which contributed to a reduction in our subscriber acquisition cost (commissioning, advertisement and subsidy) of 6.1% in 2013, to R$27.6 per gross addition.

General and Administrative Expenses

General and administrative expenses decreased by 1.68% to R$1,012.5 million in the year ended December 31, 2013 from R$1,029.9 million in the year ended December 31, 2012, as a result of a reduction in the depreciation and amortization of assets acquired in 2008 that were depreciated over 5 years and partially offset by higher personnel expenses due to an increased headcount in 2013.

Other Operating Expenses, Net

Other net operating expenses decreased by 2.56% to R$736.1 million in the year ended December 31, 2013 from R$755.5 million in the year ended December 31, 2012.  This decrease was mainly due to a reduction in FIST/FUNTEL expenses (which are different than FISTEL taxes, which increased in the period, as described above).

Net Financial Expense

We had net financial expense of R$302.7 million in the year ended December 31, 2013, from a net financial expense of R$169.9 million in the year ended December 31, 2012.  The variation was due principally to an increase in the SELIC interest rate and higher volatility of the real in relation to foreign currencies.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2013 under tax law.  We recorded income and social contribution tax of R$630.5 million in the year ended December 31, 2013, a decrease of 10.5% when compared to R$704.6 million recorded for the year ended December 31, 2012, due mainly to better fiscal efficiency and other incentives.

Net Income

Our net income in the year ended December 31, 2013 was R$1,506 million, representing an increase of R$56.7 million or 3.9% from a net income of R$1,448.9 million in the year ended December 31, 2012.

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

The composition of our operating revenues by category of service is presented in Note 28 to our consolidated financial statements and discussed below.  We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2012 and 2011:

Statement of Operations Data: Operating Revenues	Year ended December 31,		Percentage change
	2012	2011	2012 - 2011
	(in millions of reais)
Monthly subscription charges and usage charges	11,086.7	10,264.7	8.0%
Fixed services	1,470.3	1,525.4	(3.6%)
Interconnection charges	3,969.1	3,849.4	3.1%
Long distance charges	3,217.9	3,181.2	1.2%
Value added services	4,404.8	3,166.4	39.1%
Other service revenues	201.3	229.8	(12.4%)
Gross operating revenues from services	24,350.1	22,217.1	9.6%
Value added and other taxes relating to services	(5,277.8)	(4,861.3)	8.6%
Discounts and returns on services	(2,652.3)	(2,002.5)	32.4%
Net operating revenues from services	16,420.0	15,353.2	6.9%
Sales of mobile handsets and accessories	3,405.7	2,540.5	34.1%
Value added and other taxes on handset sales	(677.0)	(524.0)	29.2%
Discounts and returns on handset sales	(384.7)	(283.7)	35.6%
Net operating revenues from handset and accessory sales	2,344.0	1,732.8	35.3%
Net operating revenues	18,764	17,086	9.8%

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

Interconnection Charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls on our network of calls originating on their networks.  Our interconnection revenues were R$3,969 million in the year ended December 31, 2012, a 3.1% increase from R$3,849 million in 2011, principally due to the popularity of our Infinity Torpedo SMS offer, partially offset by the fixed-to-mobile rate reductions imposed by Anatel in 2012. Interconnection as a percentage of total gross services revenues decreased 1.0% in the year ended December 2012.

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

Value-added services include SMS, multimedia message services (MMS), data transmission, downloads (wallpaper and ringtones), television access, voicemail, chat and others.  SMS revenues represent a significant portion of our total value-added service revenues.  Data transmission, supported by our 3G network, is also a key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, enhancing our smartphone portfolio, including through the addition of the iPhone 3GS, iPhone 4 and iPhone 5, and promoting our mobile broadband service through TIM web broadband.

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

Gross Profit Margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross Profit	Year ended December 31,		Percentage change
	2012	2011	2012 - 2011
	(in millions of reais)
Net operating revenues from services	16,420.0	15,353.2	6.9%
Cost of services	(7,276.0)	(6,480.0)	12.3%
Gross profit from services	9,143.9	8,873.2	3.1%
Net operating revenues from sales of mobile handsets and accessories	2,344.0	1,732.7	35.3%
Cost of goods	(2,604.9)	(2,062.6)	26.3%
Gross loss from sales of mobile handsets and accessories	(260.9)	(329.8)	(20.9)%
Gross profit	8,883.0	8,543.4	4.0%

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

We expect to finance our capital expenditures and other liquidity requirements for 2014 and 2015 with our cash, operating revenue, renewals of maturing indebtedness and new the existing credit line with BNDES of R$5,700 million. At the annual general shareholders’ meeting, held on April 10, 2014, the Company approved a capital budget proposal of R$3.8 billion to be invested in two major areas:  approximately 89% of such budget will be invested in evolution of the network and approximately 11% in business development. These investments will, among other benefits, help improve the delivery of services and growth of customer base.  We believe that our current working capital is sufficient for our present requirements.

In 2013, TIM Celular received disbursements related to new loans totaling R$1,139 million from (1) BNDES, for an amount of R$412 million, (2) Bank of America for an amount of R$276 million, (3) European Investment Bank for an amount of R$136 million, (4) Cisco Capital for an amount of R$114 million, (5) JP Morgan for an amount of R$110 million and (6) Banco do Brasil, for an amount of R$90 million.

The terms of our long-term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt.  We are currently not, and do not expect to be, in breach of any material covenant of our debt instruments, which breach would be construed an event of default under their terms.

In 2014, we plan to meet our financing needs through our current long-term facilities available with BNDES and renewal of short-term debt.

Sources of Funds

Cash from operations

Our cash flows from operating activities was R$5,269,502 thousand in the year ended December 31, 2013 compared to R$5,118,195 thousand in the year ended December 31, 2012. In the year 2013, the Infinity and Liberty Plans continued to be market leaders within plans using the unlimited calls concept.

We had other variations in our operational assets and liabilities which increased our cash from operations. The main variations of assets and liabilities were:

•	Increase of accounts receivable in the amount of R$3.9 million.

•	Increase in accounts payable to suppliers in the amount of R$895.9 million.

•
Decrease in judicial deposits, or restricted assets of the Company placed on deposit with the Court and held in judicial escrow pending resolution of certain legal proceedings, in the amount of R$134.1 million.

Liabilities also impacted our cash flow from operations.  In 2013, we paid R$644.2 million in taxes, fees and contributions.

Financial Contracts

We and our subsidiaries are parties to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein.  With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations.

•
Credit Agreement, dated as of January 28, 2008, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67.0 million.

The amount outstanding as of December 31, 2013, including accrued interest, was R$23.0 million.  The agreement, which matures on January 31, 2016, bears interest in the rate of 10.0% per annum.  In connection with this agreement, Banco Votorantim S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 0.75% per annum of the integral principal amount offered in the Credit Agreement.  The guarantee agreement executed by TIM Celular and Banco Votorantim S.A. provides for the issuance of a R$87.1 million promissory note by TIM Celular.  TIM Participações is the guarantor of this promissory note.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Guarantees of Obligations of Our Subsidiaries.”

•
Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A. and TIM Nordeste (incorporated by TIM Celular) S.A., as borrowers and TIM Participações as guarantor, in the total principal amount of €200 million fully disbursed, and fully swapped into local currency, between September 2009 and June 2010.  The total outstanding amount as of December 31, 2013 converted from euros was R$668.8 million, including accrued interest.  The drawings, the last of which matures on June 2017, bear an average cost of 95.40% of the CDI after hedging.  The Guarantee was provided by Itaú BBA for the principal amount of €200 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$592.9 million.  The agreement, which matures on July 15, 2017, bears the average interest fixed rate of 2.17% plus the TJLP and the interest rate of 10.23% plus the UMIPCA.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$386.0 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste (incorporated by TIM Celular), as borrower, and TIM Participações as guarantor, in the principal amount of R$202 million.  The agreement, which matures on July 15, 2017, bears the average interest at a fixed rate of 2.03% plus the TJLP and the interest rate of 10.23% plus UMIPCA.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$128.7 million.

•
Credit Agreement, dated as of November 19, 2008 and amended on June 29, 2010, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$716.9 million, which R$692.9 million was already disbursed, the undrawn value of the credit line was cancelled.  The agreement, which matures on July 15, 2018 bears interest at (1) a fixed rate of 3.62% plus the TJLP or (2) fixed interest rate of 4.5% per annum.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$502.9 million.

•
Credit Agreement, dated as of November 19, 2008, amended on December 12, 2008, June 29, 2010, and December 10, 2012, among BNDES, as lender and TIM Celular and Intelig, as borrowers, and TIM Participações as guarantor, in the principal amount of R$3,674 million (a R$2,164 increase in the credit limit was effected by way of amendment on December 10, 2012, of which R$1,983 million is earmarked for TIM Celular and R$181.4 million for Intelig for investments in 2012 and 2013). The agreement, which matures on December 15, 2019 bears interest at either (1) a fixed rate of 3.32% plus the TJLP; (2) TJLP or (3) fixed interest rate of 2.5% per annum.  As of December 31 2012, the amount drawn down by TIM Celular under this credit agreement, including accrued interest, was R$1,240.5 million and the amount drawn down by Intelig including accrued interest, was R$128.0 million.

•
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., borrower and TIM Participações as guarantor, in the total principal amount of U.S.$143.6 million fully disbursed and swapped on January 15, 2009.  The total outstanding amount as of December 31, 2013 converted from U.S. dollars was R$224.4 million, including accrued interest.  The agreement matures on December 2017 and bears an average cost of 95.01% of the CDI after hedging.

•
Finance Contract, dated as of December 29, 2011, between European Investment Bank, as lender, TIM Celular S.A, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million fully disbursed, and swapped into local currency. The total outstanding amount as of December 31, 2013, converted from euros was R$289.6 million, including accrued interest. The agreement matures on August 2019, bear an average cost of 94.20% of the CDI after hedging. The bank guarantee was provided by SACE sPa. for the principal amount of €115 million.

•
Finance Contract, dated as of July 13, 2012, between European Investment Bank, as lender, TIM Celular S.A, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million. The €50 million disbursed was swapped into local currency and the other €50 million was canceled by the company. The total outstanding amount as of December 31, 2013, converted from euros was R$ 156.9 million, including accrued interest. The agreement matures on February 2020, bear an average cost of 96.50% of the CDI after hedging. The bank guarantee was provided by KFW IPEX-Bank GmbH for the principal amount of €52.5 million.

•
Credit Agreement, dated as of September 18, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$150.0 million.  The agreement, which matures on September 18, 2014, bears interest at a variable rate of 106.5% of the CDI.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$166.2 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of October 08, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$50.0 million.  The agreement, which matures on October 08, 2012, bears interest at a variable rate of 105.6% of the CDI.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$55.2 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of December 17, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$150 million.  The agreement, which matures on December 17, 2012, bears interest at a variable rate of 106.5% of the CDI.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$163.3 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of February 15, 2013, between BB as lender, TIM Celular, as borrower, in the principal amount of R$40 million.  The agreement, which matures on February 13, 2015, bears interest at a variable rate of 106.5% of the CDI.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$43.1 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of February 15, 2013, between BB as lender, TIM Celular, as borrower, in the principal amount of R$22 million.  The agreement, which matures on February 13, 2015, bears interest at a variable rate of 106.5% of the CDI.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$23.7 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of March 15, 2013, between BB as lender, TIM Celular, as borrower, in the principal amount of R$28 million.  The agreement, which matures on March 13, 2015, bears interest at a variable rate of 106.5% of the CDI.  On December 31, 2013, the outstanding amount under this credit agreement, including accrued interest, was R$29.9 million.  No guarantees were issued under this loan.

•
Master Loan Agreement, dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower. The purpose of the loan is to finance TIM Celular’s purchase of Cisco and third-party products and services.  The loan to be given pursuant to the Master Loan Agreement was executed pursuant to a Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, in the total principal amount of U.S.$50 million.  The total outstanding amount as of December 31, 2013 converted from U.S. dollars was R$117.8 million, including accrued interest.  The agreement matures in September 2018 and bears an average cost of 93.80% of the CDI after hedging.  No guarantees were issued under this loan.

•
Promissory Note, dated as of September 19, 2013, between JPMorgan Chase Bank, National Association, as lender, and TIM Celular S.A., as borrower, in the total principal amount of U.S.$50 million.  The total outstanding amount as of December 31, 2013 converted from U.S. dollars was R$117.7 million, including accrued interest.  The agreement matures in September 2015 and bears an average cost of 101.50% of the CDI after hedging.  No guarantees were issued under this loan.

•
Promissory Note, dated as of July 31, 2013, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower, in the total principal amount of U.S.$119.8 million.  The total outstanding amount as of December 31, 2013 converted from U.S. dollars was R$280.8 million, including accrued interest.  The agreement matures on September 20, 2016 and has an average cost of 102,00% of the CDI after hedging. No guarantees were issued under this loan.  The proceeds of the loan under the Promissory Note is to be entirely used for repayment of obligations under the Promissory Note issued by TIM Celular in favor of Bank of America on September 6, 2011.

•
Credit Agreement, dated as of December 23, 2013, between BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$5,700 million. The agreement involves six credit lines, each of which has different conditions, interest rates and tenors: (1) Credit Line A, in an amount of R$2,401 million, a fixed interest rate of 2.52% plus the TJLP and 8 years tenor; (2) Credit Line B, in an amount of R$600.4 million, a fixed interest rate of 2.52% plus the SELIC and 8 years tenor; (3) Credit Line C, in an amount of R$2,036 million, a fixed interest rate of 2.52% plus the TJLP and 8 years tenor; (4) Credit Line D, in an amount of R$428 million, a fixed interest rate of 3.50% and 7 years tenor; (5) Credit Line E, in an amount of R$189 million, a fixed interest rate of 1.42% plus the TJLP and 8 years tenor; and (6) Credit Line F, in an amount of R$45 million, an interest rate of TJLP and 8 years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement.

See Notes 19 and 40 in our consolidated financial statements for a further description of such financing agreements.

Uses of Funds

Our principal uses of funds during the three year period ended December 31, 2013, were capital expenditures, payment of dividends to our shareholders, loan repayments and acquisition of companies including the AES Atimus Acquisition.

Investments in Fixed Assets

Our capital expenditures in 2013, 2012 and 2011, related primarily to:

•	acquiring and developing our fiber optic network;

•	deployment of our third and fourth generation (3G and 4G) network;

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2013, 2012 and 2011:

Capital Expenditures Categories	Year ended December 31,
	2013	2012	2011
	(in millions of reais)
Network	2,767.8	2,457.9	2,081.7
Information technology	718.9	681.2	570.5
Handsets provided to corporate customers (comodato)	148.4	111.6	201.3
Handsets provided to consumer customers (subsidies)	0.0	0.0	8.3
Other	235.6	514.0	140.7
Total capital expenditures	3,870.7	3,764.7	3,002.4

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2013, 2012 and 2011:
Dividend Distribution (1)	Year ended December 31,
	2013	2012	2011
	(in millions of reais)
Dividends	843.3	743.0	533.4
Interest on shareholders’ equity	–	–	–
Total distributions	843.3	743.0	533.4

On April 10, 2014 our shareholders approved the distribution of R$843.3 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2013 results.  On April 11, 2013 our shareholders approved the distribution of R$743.0 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2012 results.  On April 11, 2012 our shareholders approved the distribution of R$533.4 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2011 results.  On April 11, 2011 our shareholders approved the distribution of R$496.6 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2010 results.

C.	Research and Development

Research and Development

We do not independently develop new telecommunications hardware and depend upon the manufacturers of telecommunications products for the development of new hardware. Accordingly, we do not expect to incur material research and development expenses in the future.

Patents and Licenses

We hold no material intellectual property assets.  Telecom Italia owns the rights to the “TIM” trade name which is currently licensed to us.

D.	Trend Information

Customer Base and Market Share

In the year ended December 31, 2013, our subscriber base increased 4.3% to 73.4 million clients.  This represented a market share of 27.1%.  A significant concentration of our net additions was in Classes C and D, or the middle and lower-middle socioeconomic classes of Brazil, as defined by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística). Our prepaid business reached 61.1 million users in the year ended December 31, 2013, an increase of 2.5% from the year ended December 31, 2012.  The number of our postpaid users was 12.3 million in the year ended December 31, 2013, a 14.6% increase from the year ended December 31, 2012.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil in terms of number of subscribers and our high quality customer composition.  To do so we intend to utilize new strategies within our customer classification approach, which we believe will continue to contribute to an increase in our subscriber base and high levels of customer retention.

Change of Mix Between Postpaid and Prepaid Customers

With respect to the composition of our clients, our postpaid customers accounted for 16.7% of our total subscriber base in the year ended December 31, 2013, compared to 15.2% from a year ago, largely due to the significant growth in our postpaid subscriber base.

Trends in Sales and Prices of Mobile Units and Service Plans

The volume of unit sales in the same period increased markedly due, in part, to the growth of handset and accessory use as an affordable alternative for Internet access for Classes C and D users and the substitution of fixed-line telephone services for mobile telephone services. As evidence of this trend, mobile Internet devices represented more than half of our total sales in 2013.

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. We expect that the adjustment of our prices will follow the market trend, and that the adjustment will be below the annual inflation rate based on the IST (Índice de Serviços de Telecomunicações), a general price inflation index.  The rates for our service plans, as well as a description of the main features of such plans, are set out in “Item 4. Information on the Company—B. Business—Mobile Service Rates and Plans.”

Average Revenue Per User (ARPU) Per Month

TIM’s ARPU registered R$18.6 in the year ended 2013, an decrease of 7.0% when compared to an ARPU of R$19.1 for the year ended December 31, 2012.  The reduction in ARPU was principally due to the VU-M cut and continued long distance calls commoditization.

Revenues from value added services had an important role in offsetting ARPU’s downward trend of the market as a whole.  In 2013 we registered a value-added service revenue growth of 21.5%, which accounted for 21.35% of total gross service revenue (compared to 18.1% registered in 2012).  We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly based on the availability of our 3G and 4G offers (such as our mobile broadband solution). As the provision of value added services has a relatively low marginal cost, we anticipate that value added services will contribute to the growth of our operating margins.

Competitive Environment

Brazil has a competitive scenario that is almost unique in the world.  The competition in the country’s mobile telephony sector has become more intense due to recent mergers and acquisitions.  This market has been growing at a rapid pace compared not only to the telecom industry but also to other sectors of the economy.  Brazil is one of the few markets with four nationwide competitors, each with a market share between 18% and 30%, which TIM believes, acts as the driver of growth and for the development of differentiated and quality services at fair and competitive prices.

In 2013, despite a competitive landscape, our gross acquisition cost (per additional customer) was R$35.8 for the year ended December 31, 2013, compared to R$38.5 in the year ended December 31, 2012.  The decrease of 7% reflects continued efficiency in the acquisition of prepaid and postpaid customers and our differentiated approach regarding handset subsidies and sales commissions.  Our chip-only strategy sharply reduced the expenses related to handset subsidies and the restructuring of our sales commission policy and the adoption of new alternative sales channels decreased commission expenses.

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

The year 2013 continued to be marked by both the government’s programs to encourage digital inclusion and the development of convergent services, recently inaccessible to the majority of the population.

The Brazilian mobile telephony market is the fifth largest in the world and reached a penetration level of 136.4 telephone lines for every 100 inhabitants in 2013, making mobile telephony the most widely used form of communication in Brazilian homes across all social classes.  The prepaid portion of the mobile telecommunications market increased 0.3% in 2013 to 211.6 million accesses, which represents 78% of the total market.  The postpaid portion of the industry reached 59.5 million lines in 2013, an increase of 16.9%.  Growth factors for both sectors include increased access to credit and an expansion of the Brazilian middle class.

According to data published by Anatel, the fixed telephony sector showed slight growth of 0.7% in 2013 as compared to 2012, ending the year with 44.6 million lines, representing a penetration level of approximately 22.7 lines for each 100 inhabitants.

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

We maintain our investments in expanding our GSM network, reaching coverage of approximately 95% of the country’s urban population, serving more than 3,400 municipalities.  Our 3G services (launched in the second quarter of 2008) are already in the main cities in Brazil.  We will, however, continue to invest in selectively expanding our coverage of the Brazilian population, focusing on the quality of coverage we provide in major metropolitan areas by increasing our coverage in buildings, tunnels and major roads and on increasing capacity across our network to ensure it remains capable of absorbing high call volume in high usage areas.  GSM is viewed as good pathway to more advanced technologies, and we expect relatively limited further investment will be required to make our current network capable of supporting emerging technologies such as 3G, 3.5G, 4G and High Speed Downlink Packet Access, or HSDPA.

E.	Off-Balance Sheet Arrangements

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates.  Below is a list of minimum rental payments to be made under such off-balance sheet agreements:

2014	515,901
2015	542,212
2016	566,611
2017	592,109
2018	618,753
2,835,586

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by Period (in millions of reais)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total borrowings (post hedge)(1)	4,544	999	2,016	911	618
Finance leases(2)	323	10	-	-	313
Total(3)	4,867	1,009	2,016	911	931

(1)	Considering the balances related to derivative financial instruments as of December 31, 2013.

(2)	The information regarding payments due by period under our finance leases reflects future payments due that are non-cancelable without payment of a related penalty.

(3)
Other than as set forth herein (see, for example, Item 4. Information on the Company—B. Business Overview—Our Business), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our primary financial statements. Interest is not included in long-term debt since it is subject to variable interest.

In 2014, we expect to have approximately R$3.8 billion in capital expenditures relating to our subsidiaries.  Most of the planned 2014 capital expenditures relate to extending TIM’s infrastructure capacity and coverage, ensuring high quality levels and supporting the market strategies and updating and developing TIM’s systems and technological platforms. See “Item 4. Information on the Company—A. History and Development of the Company—Capital Expenditures.”

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan, or the Telebrás Pension Plan, that covered the employees of the Telebrás System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup.  We are contingently liable, jointly and severally, with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000.  In December 1999, we changed to a defined benefit plan (the “PBS Plan”) that covers only those former employees of Telebrás who continued to be employed by us after December 1999.  As of December 31, 2012, funded obligations related to Telebrás and PBS pension plans amounted to R$7,770.  See Note 41 to our consolidated financial statements.

In November 2002, we created a separate defined contribution plan, or the TIMPREV Pension Plan.  Migration to this plan was optional for employees linked to the PBS Plan.  Migration to the TIMPREV Pension Plan extinguishes the migrating participant’s rights under the PBS Plan.

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

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling CGAJ/SPC No. 1917, approved the statutes of the new pension plan, or hereafter the Statutes of the TIMPREV

Benefits Plan, as a defined contribution plan, which provide for new conditions for granting and maintaining benefits, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

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

On January 29, 2007 and April 9, 2007, through the Brazilian Secretariat for Supplementary Pension Plans- SPC, the Ministry of Social Security approved the transfer of the management of the PBS–Tele CelularSul, TIM PrevSul, PBT–TIM, Convênio de Administração, PBS–Telenordeste Celular and TIM PrevNordeste benefit plans (according to SPC/DETEC/CGAT Communications Nos. 169, 167, 168, 912, 171 and 170, respectively) from SISTEL to HSBC – Fundo de Pensão.

The PBS Assistido plan continues to be managed by SISTEL. The only exception is Plano PAMEC, which was extinguished, with the Company remaining responsible for coverage of the respective benefit, which is now called PAMEC/Apólice de Ativos.

In 2013, contributions to pension plans and other post-employment benefits amounted to R$35.6 million. See Notes 4(p) and 41 to our consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

A.	Directors and Senior Management

Board of Directors

We are administered by a Board of Directors (Conselho de Administração) and a Board of Executive Officers (Diretoria), which are overseen by a Fiscal Council (Conselho Fiscal) and a Statutory Audit Committee (Comitê de Auditoria Estatutário). The Board of Directors is composed of five to nineteen members, each serving for a two year term with the possibility of re-election.

Our Directors’ duties and responsibilities are determined by Brazilian law, our By-laws (Estatuto Social) and our Disclosure and Corporate Governance Policy (Política de Divulgação/Negociação e Diferenças de Governança Corporativa da NYSE), as determined by CVM Instruction 358. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings whenever called by the chairman, by two directors or by the Chief Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter. The Board of Directors has two special advisory committees: the Compensation Committee (Comitê de Remuneração) and the Control and Risks Committee (Comitê do Controle Riscos), both composed only of members of the Board of Directors.  The Statutory Audit Committee also reports to the Board of Directors.

Members of our Board of Directors are required to comply with, and have agreed to comply with, our Disclosure and Corporate Governance Policy, our Code of Ethics and Conduct and certain other Brazilian law regulations including the “Regulamento para Observância dos Atos Anatel nº 68.276, de 31 de outubro de 2007, e nº 3.804, de 07 de julho de 2009,” the “Regulamento para a observância do Acordo de 28 de abril de 2010 celebrado com o Conselho Administrativo de Defesa Econômica (CADE)” and the “Regulamento de Listagem do Novo Mercado da BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros.”

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2015:
Name	Title	Date of Birth	Date Appointed
Franco Bertone	Chairman	April 9, 1952	April 11, 2013
Maílson Ferreira da Nóbrega	Director	May 14, 1942	April 11, 2013
Adhemar Gabriel Bahadian	Director	October 22, 1940	April 11, 2013
Oscar Cicchetti	Director	June 17, 1951	April 11, 2013
Francesca Petralia	Director	August 30, 1953	April 11, 2013
Manoel Horácio Francisco da Silva	Director	July 16, 1945	April 11, 2013
Patrizio Graziani	Director	April 3, 1965	April 11, 2013
Piergiorgio Peluso	Director	March 25, 1968	April 11, 2013
Rodrigo Modesto de Abreu	Director	April 19, 1969	April 11, 2013

Messrs. Nóbrega and Bahadian are qualified as independent directors according to Brazilian independence standards.  They are scheduled to be re-elected or replaced at the annual shareholders’ meeting to be held in 2015. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Franco Bertone. Mr. Bertone holds a degree in Electronic Engineering.  At Telecom Argentina, he acted as the Chief Operating Officer from August 2008 to March 2009 and Chief Executive Officer from March 2009 to February 2013.  At Telecom Personal S.A., he acted as Chief Executive Officer from December 2010 to February 2013, as the Chief Operating Officer from August 2008 to March 2009 and as Effective Member of the Board of Directors from April 2008 to August 2008.  At TIM Participações, he acted as alternate member of the Board of Directors from April 2007 to July 2008.

Maílson Ferreira da Nóbrega.  Mr. Nóbrega holds a degree in Economics from Centro Universitário de Brasília (CEUB). From 1988 to 1990, he held the position of Brazil’s Minister of Finance, after building an extensive career at Banco do Brasil and in the public sector, in which the following positions stand out: Chief Economist and Chief of Project Analysis Department at Banco do Brasil; Coordination Chief of Economic Affairs of the Ministry of Industry and Commerce, and Secretary General of the Ministry of Finance. He performed as the Deputy Managing Director of the European Brazilian Bank - EUROBRAZ, in London. As a minister, he became a member of the Board of the International Monetary Fund and the World Bank.  Mr. Nóbrega is currently a member of the Fernand Braudel Institute of World Economics, member of the board of directors of a several companies in Brazil and abroad, partner at Tendências Consultoria Integrada and columnist of Veja weekly magazine.  Mr. Nóbrega was also a member of our Fiscal Council between 2004 and 2005 and he has been a member of our Board of Directors since April 2007. He has written four books, the most recent of which was his autobiography.

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

Francesca Petralia. Mrs. Petralia acts at Telecom Italia as head of International Legal Affairs. Previously, from February 2013 to February 2014, she was head of Corporate and Legal Affairs in South America. After graduating in Law, she began her career in 1978 as in-house counsel in Fiat Auto S.p.A., Grandi Lavori S.p.A. and Selenia Industrie Elettroniche Associate S.p.A. She joined Telecom Italia in 1990, focusing on  international legal affairs. From 2002 to 2011, she was head of Corporate Finance Legal Affairs within the Legal Department. Subsequently, she acted as Group Compliance Officer until February 2013. She is a member of the Board of Directors of the South American companies TIM Brasil and Sofora Telecomunicaciones S.A., as well as the holding Telecom Italia International N.V. in The Netherlands. Mrs. Petralia was born in Bologna, Italy in 1953.

Manoel Horácio Francisco da Silva. Mr. Francisco da Silva holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of São Paulo and also completed the Advanced Management Program in the Harvard Business School.  He was the Chief Executive Officer of Banco Fator from 2002 to 2011 and has been Chairman of the Board of Directors of Banco Fator since August, 2011.  He was Chief Executive Officer of Telemar and also managed the area of paper and cellulose from Cia Vale do Rio Doce. He worked in the Group Ericsson do Brasil for 23 years, where he reached the position of Chief Executive Officer in many companies of the Group. He was also the Chief Executive Officer of Ficap and of Sharp Equipamentos Eletrônicos. He also served as the Superintendent Officer of the Companhia Siderúrgica Nacional. He has held a position in the board of directors of many companies, such as Sadia, Bahia Sul, Group Ericson, Docenave and Telemar. In 1989, he was appointed as the major financial professional of the year by the Instituto Brasileiro de Executivos de Finanças.

Patrizio Graziani. Mr. Graziani has been Chief Executive Officer and a member of the Board of Directors of HR Services S.r.l. as since April 2010.  He has also acted since January 2008 as assistant of the Executive Management at Telecom Italia. Mr. Graziani has been the Chairman of the Board of Directors of Nortel Inversora S.A. since April 2012 and a member of the Board of Directors of Telecom Argentina since July 2012. From January 2004 to June 2008, he was a Consultant and General Manager at Techvisory S.p.A.

Piergiorgio Peluso. Mr. Peluso  was born in Rome in  1968. Since September 26, 2012 he has been Head of Administration, Finance and Control at Telecom Italia. After graduating in Economic and Social Sciences from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994, he held the position of experienced accountant at Arthur Andersen & Co. From 1994 to 1998, he was Senior Financial Analyst at Mediobanca, and he was Vice President, from 1998 to 2000, of the Financial Institutions Group and, from 2000 to 2001, of the Mergers & Acquisitions Group, with Credit Suisse First Boston.  In 2002, he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A.. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009, he was appointed CEO of UniCredit Corporate Banking S.p.A.. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012, he was Managing Director of Fondiaria SAI S.p.A.. Mr. Peluso is also a member of the Board of Directors of Telecom Italia Media S.p.A., Telecom Argentina and Fondazione Telecom Italia.

Rodrigo Modesto de Abreu. Mr. Abreu holds a Bachelor Degree in Electrical Engineering from Universidade de Campinas and a Masters of Business Administration from Stanford Graduate School of Business.  Mr. Abreu has more than 20 years of experience in the telecommunication and information technology sectors, having worked at various companies and in positions in that field, in Brazil and abroad.  From 1991 to 1998, Mr. Abreu worked at Promon Tecnologia S.A., where he worked on Corporate Strategic Planning & Business Development. After that, in 1999, he became an associate of McKinsey & Co., a company located at Palo Alto, California. After returning to Brazil, Mr. Abreu joined the Promon Group in 2000, where he worked as Chief Executive Officer of Promon IP S.A.  In 2002, he became Executive Director of Promon Telecom Ltda., where he redesigned the company’s overall strategy, organization, product line and partnerships to reposition the company in the telecom market.  From 2002 to 2004 he acted as Chief Executive Officer of Promon Telecom Ltda, during which time he integrated all of the technology-related activities of Promon Telecom, Promon IP and Promon Intelligens into a single company.  From 2004 to 2006, he worked as Managing Director of Nortel Networks Brazil.  His last professional challenge was as Chief Executive Officer of Cisco do Brasil, where he has worked for seven years, from 2006 to 2013.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

Pursuant our By-laws, our Board of Executive Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least two and no more than nine members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investor Relations Officer, (4) Purchasing & Supply Chain Officer, (5) Chief Operations Officer, (6) Chief Marketing Officer, (7) Regulatory and Institutional Affairs Officer, (8) Legal Officer; and (9) Chief Technology Officer.  Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Executive Officers and their respective titles, whose terms of office will remain valid until the first Board of Directors’ Meeting to be held after the annual shareholders’ meeting held on April 10, 2014:
Name	Title	Date of Birth	Date Appointed
Rodrigo Modesto de Abreu	Chief Executive Officer	April 19, 1969	February 07, 2013
Claudio Zezza	Chief Financial Officer	May 22, 1963	August 06, 2008
Rogério Tostes Lima	Investors Relations Officer	February 13, 1971	October 31, 2011
Daniel Junqueira Pinto Hermeto	Purchase & Supply Chain Officer	April 27, 1971	November 27, 2009
Lorenzo Federico Zanotti Lindner	Chief Operations Officer	August 10, 1973	May 03, 2010
Roger Sole Rafols	Chief Marketing Officer	April 10, 1974	August 02, 2011
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	December 13, 2010
Jaques Horn	Legal Officer	March 15, 1964	November 28, 2011
Carlo Filangieri*	Chief Technology Officer	December 19, 1967	July 30, 2013

(*) Mr. Carlo Filangieri will assume the position of Chief Technology Officer once he has the requisite work visa in order to be permitted to work in the Federative Republic of Brazil.

Brief biographical descriptions of our executive officers are set forth below.

Rodrigo Modesto de Abreu. See “—Board of Directors.”

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

Roge Sole Rafols.  Mr. Rafols is a Spanish citizen. He holds a degree in Business Bachelor and Master in Business Administration from Escuela Superior de Administración y Dirección de Empresas – ESADE concluded in 1997 and attended the MBA Exchange Program in University of California in 1996. He also attended Post Graduation Program in Management of Audiovisual Companies in Universitat Pompeu Fabra, Instituto Desarrolo Continuo (IDEC) – Barcelona in 2000 and Advanced Management Program in IESE Business School, Universidad

de Navarra in 2006.  From 1996 to 2001 Mr. Rafols worked for Dimondcluster (the former Cluster Consulting and current Oliver Wyman) as consultant of strategy, marketing and technology in telecommunications and Internet fields.  From 2001 to 2008 he worked for Vivo Participações S/A holding the position of Head of the Department of Business Data and Value-Added Services, between July, 2002 and March, 2006, and Head of the Department of High Value Marketing, between April, 2006 and May, 2008.  In 2008, Mr. Rafols jointed TIM holding the position of Senior Manager Executive from January, 2009 to April, 2009, Leader of the Marketing’s Department of Consumer Offering, from May, 2009 to October, 2009, Head of the Department of Marketing Consumer, from November, 2009 to August, 2011 and, currently, Chief Marketing Officer.

Mario Girasole.  Mr. Girasole is an Italian citizen with Laurea Magistralis in Economics from University LUISS (Rome). He also has an L.L.M. in International Business Law (London), post graduate in Competition Policy, in International Commerce and Modern Economic History, and executive education at London Business School (Finance) and Harvard (School of Government). He joined TIM in 1997, for the regulatory and pricing area, in Rome.  Previously, he was responsible for economic analysis in antitrust in law firms.  From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe).  In 2004, he became Chief of Public and Economics Affairs at Telecom Italia America Latina. During this period, he worked also as Director of Entel Bolivia and Alternate Director of TIM Participações.  Mr. Girasole has been the Regulatory Affairs Officer of Company since January 2009. He is also member of the board of directors and the Board of Officers of national and international entities, including Febratel, Accel/Telebrasil, GSM Latin America, Department of Infrastructure and the House of FIESP Italo-Brazilian Trade.

Jaques Horn.  Mr. Horn graduated in law (LLB) from Candido Mendes University, with specialization at Harvard and the Academy of International and American Law. He has been Legal Officer of TIM since July 2010. He worked at Tetra Pak, also as Legal Director, being responsible for Central and South America, and Caribbean, from 2007 to 2010. He also worked at Shell, as Corporate Manager at the holding company and Legal Director at the Subsidiary companies.  Mr. Horn worked as Legal Counsel at Companhia Atlantic Petroleo (ARCO Petroleum Co.) from 1992 to 1994, as a Lawyer at Franco, Bhering, Barbosa & Novaes Law Firm for one year, and Tax Senior Consultant at Arthur Andersen for four years.

Carlo Filangieri. Mr. Filangieri is an Italian citzen.  He graduated in Electronic Engineering from La Sapienza University, Rome, has a masters in Information and Communications Technology from Scuola Superiore Guglielmo Reiss Romoli, also in Italy, and has completed programs in Management Training at SDA Bocconi School, Italy, and High Performance Leadership at IMD of Losanna.  He has spent nearly 20 years serving in various management and professional roles in the technology sector. From February to October 2012, he was Network Director of the North East Region of Telecom Italia Group.  From May 2011 to February 2012, he was Head of Network Operations Management at Telecom Italia Group, controlling network operations and service creation, and managing conferencing services. From November 2008 to May 2011, he was the IT Infrastructure Director, reporting first to the Chief Information Officer of the Telecom Italia Group, and then to the Chief Executive Officer of SCC, a European independent technology solutions provider. From February 2008 to November 2008, he was the Operations Support Systems Engineering Director and from September 2004 to January 2008 he was the Customer Service Director at Telecom Italia. From December 2000 to August 2004, he was the Broadband Services Director at Telecom Italia. From 1994 to 2000, he held various different roles regionally at Telecom Italia. From 1992 to 1993, he was a Hardware Engineer in the company STS, having been involved in many IT projects for the Italian army and railways. Since May 2012, Mr. Filangieri has been a board member of Trentino NGN, a company built for broadband development in the region of Trentino, Italy.

There are no family relationships among any of our directors and executive officers, nor any arrangement or understanding with major shareholders, customers or suppliers pursuant to which any director or executive officer was selected.

Statutory Audit Committee

The current composition of the Statutory Audit Committee consists of three members.

The following are the current members of our Statutory Audit Committee:
Name	Date of Birth	Date Appointed
Alberto Emmanuel Carvalho Whitaker	October 10, 1940	December 23, 2013
Maílson Ferreira da Nóbrega	May 14, 1942	December 23, 2013
Samuel de Paula Matos (*)	March 22, 1948	December 23, 2013

(*)	Audit committee financial expert.

The Statutory Audit Committee was created and its members appointed at the shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and CVM Instruction 509/2011. The Statutory Audit Committee’s internal regulations were approved at the Board of Directors meeting held on December, 23, 2013.

The Statutory Audit Committee is composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors, who serve two-year terms of office, matching the terms of the members of the Board of Directors.  Re-election is permitted up to, for a maximum period of 10 years.  Members of the Statutory Audit Committee may be dismissed by our Board of Directors at any time and without cause.

The Statutory Audit Committee’s general duties and responsibilities under Brazilian corporate law, our By-laws and its internal rules, include: (i) opining, preliminarily, on the hiring and removal from office of the independent auditor in charge of auditing the financial statements, or any other service provided by such auditor, whether or not it may be related to auditing; (ii) analyzing the auditor’s annual work plan, discussing the results of the activities performed, revisions made and assessing the performance of the independent auditors; (iii) supervising independent auditors’ activities to assess their independence, quality and adequacy of the services provided to the Company, including, to the full extent permitted by law, assistance solving any disagreement between the management and the independent auditors concerning the presentation of financial statements; (iv) supervising the activities performed by the internal audit department, and for that purpose analyzing the annual work plan, discussing the results of the activities performed, the revisions made and assess the performance of internal auditors; (v) supervising and analyzing the effectiveness, quality and integrity of the Company’s internal controls over financial reporting, in order to, inter alia, monitor the implementation of the provisions related to: (a) the presentation of the financial statements, including quarterly financial information and other interim statements; and (b) the disclosure of information and evaluations based on adjusted financial data and on non-accounting data,  resulting in unexpected additions to the structure of the usual reports on financial statements; (vi) analyzing complaints, anonymous or not, concerning any accounting matters from internal controls or audit, received by the Company, as well as suggesting measures that may be taken; (vii) examining, assessing and expressing opinions, in advance, based on the material provided by the Company's management, on  whether the contracts to be signed between the Company, or its subsidiaries, on one hand, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other hand, meet the standards that normally apply within the market to similar agreements  between independent parties, with the Statutory Audit Committee having the right to request further clarification or the opinion of independent third parties, whenever deemed necessary; (viii) drawing up the annual synthesis report, pursuant CVM rules, to be presented, together with the financial statements, including a description of: (a) its activities, the results and conclusions reached and recommendations made; and (b) any situation where there is a significant disagreement between the Company's management, independent auditors and the Statutory Audit Committee regarding financial statements of the Company; and (ix) assessing and monitoring the Company’s exposure to risk, with the right to request detailed information on policies and proceedings related to: (a) remuneration of the management; (b) utilization of the Company assets; and (c) expenses incurred on behalf of the Company.

Fiscal Council

The current composition of the Fiscal Council consists of three members, two of which were elected by our controlling shareholder and one by the minority shareholders.  The following are the current members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2015:
Name	Date of Birth	Date Appointed
Oswaldo Orsolin	May 30, 1943	April 10, 2014
Josino de Almeida Fonseca	February 12, 1940	April 10, 2014
Maurício Marcellini Pereira	June 21, 1973	April 10, 2014

Under Brazilian corporate law, our By-laws and the internal rules of the Fiscal Council, the Fiscal Council’s general duties and responsibilities include monitoring the actions of management and verifying its compliance with legal duties and appropriate statutes; providing opinions regarding management’s annual report, business plans and budgets; and performing reviews of, and opinions regarding our financial statements.  All members serve independently from the Company in their capacities on the Fiscal Council.

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

The members of our compensation committee are appointed and dismissed by our Board of Directors.  The compensation committee consists of three members, all of whom are effective members of our Board of Directors. The following are the current members of our compensation committee:
Name	Date of Birth	Date Appointed
Manoel Horácio Francisco da Silva	July 16, 1945	November 27, 2009
Oscar Cicchetti	June 17, 1951	August 02, 2011
Patrizio Graziani	April 3, 1965	April 18, 2013

Control and Risks Committee

The Control and Risks Committee was established by the Board of Directors on June 18, 2013, and tasked with the following responsibilities: (a) recommending internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Executive Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Directors; (b) monitoring the Company’s compliance with our corporate governance policy and periodically updating the same; (c) without prejudice to the competence of the Board of Directors, recommending procedures for better supervision of the management of the Directors; (d) acknowledging the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company's By-laws; (e) approving the compliance department’s work plan and monitoring compliance with the same; (f) reviewing and evaluating periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, requesting that the internal audit department review specific operational areas or that the compliance department develop new procedures; (g) supervising and monitoring issues related to the social responsibility of the Company, and monitoring the Company’s compliance with the principles established in our Code of Ethics and Conduct; and (h) analyzing any other matters related to the internal control of the Company as are delegated by the Board of Directors.

The following are the current members of the internal control and corporate governance committee:
Name	Date of Birth	Date Appointed
Franco Bertone	May 14, 1942	June 18, 2013
Francesca Petralia	July 16, 1945	June 18, 2013
Patrizio Graziani	April 3, 1965	June 18, 2013
Maílson Ferreira da Nóbrega	May 14, 1942	June 18, 2013
Adhemar Gabriel Bahadian	October 22, 1940	June 18, 2013

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

B.	Compensation

In a meeting held on April 10, 2014, we approved the aggregate amount of approximately R$21.8 million as compensation to our directors and statutory officers during 2014. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentives and participation in long term incentive plans.

Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2013. The aggregate compensation to our statutory officers in the year ended December 31, 2013, including fixed remuneration, benefits, bonuses, short-term incentive and long term incentive plans, was approximately R$13.8 million.

Our statutory officers and other managers of the company are eligible to receive a short-term incentive (Management by Objectives or “MBO”) bonuses. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible statutory officers and other managers may receive an amount calculated based on the organizational roles and certain pre-established performance targets.

Some key officers are also eligible to participate in a long-term incentive plan (stock option plans) for which compensation is based on performance targets for our share price. The general criteria for the stock option plans are approved by our Board of Directors and provide that eligible participants may buy our shares at a discount or at a readjusted price, applied over the base exercise price, based on ongoing relative performance. See also “—D. Our Employees—Stock Options.”

For the year ended on December 31, 2013, each member of our Board of Directors received R$182,353 and each member of our Fiscal Council received annual compensation of R$163,500, paid pro rata according to each member’s time of service on such body.

C.	Board practices

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees—B. Compensation.”

D.	Our Employees

On December 31, 2013, we had 12,167 full-time employees.  We do not employ a significant number of temporary employees.  The following tables show a breakdown of our employees as of December 31, 2013, 2012 and 2011.

	As of December 31,
	2013	2012	2011(1)
Network	1,436	1,240	1,183
Sales and marketing	3,961	3,740	3,186
Information technology	516	503	551
Customer care	5,134	4,737	4,340
Support and other	1,120	1,430	1,302
Total number of employees	12,167	11,650	10,562

(1)	Includes 296 new employees from TIM Fiber (now TIM Celular).

All employees are represented by state labor unions associated with the Federação Nacional dos Trabalhadores em Telecomunicações and the Federação Interestadual dos Trabalhadores em Telecomunicações or the Sindicato

dos Engenheiros do Estado do Paraná e Nordeste.  We negotiate a new collective labor agreement every year with the local unions.  Management considers our relations with our work force to be satisfactory.  We have not experienced a work stoppage that had a material effect on our operations.

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

Following the acquisition and incorporation of AES Atimus (later TIM Fiber and now TIM Celular) in 2011, we assumed this company’s defined benefit pension plan. The plan is currently under review and will be separated from the Eletropaulo Telecomunicações plan and TIM Fiber’s portion will be migrated to another administrator. Currently, there are no more active participant contributions to this plan and there is no payment of monthly contributions. We have undertaken an actuarial study following the premises of IAS-19 and CVM to identify the existence of actuarial liabilities. Were we to identify a deficit, we would be obligated to report such deficit on the company’s balance sheet as OCI (Other Comprehensive Income). At present, the great majority of participants are still young.  We believe expenditures to cover eventual deficits under this legacy plan to be remote. There should be no short-term obligation.

Since 2006, the company’s pension funds had been administered by HSBC.  After a two year process beginning in 2011, during which the company evaluated other multiemployer pension fund management companies, the company elected to transfer the administration of the following pension plans to Icatu Pension Funds (Icatu Fundo Multipatrocinado), a pension fund management company in Brazil: Defined Benefit Plan - Tele Celular Sul PBS; PBS Tele Nordeste Celula; Defined Contribution Plan - Nordeste TIMPREV, TIMPREV Sul; and Intelig Gente.  In February 2013, the National Superintendency of Pension Funds (Superintendência Nacional de Previdência Complementar), or PREVIC, approved the transfer of administration, and the entire transfer process was concluded in May 2013. Since this time, these plans have been closed to new members. The Benefit Plan PBT TIM remains managed by HSBC.

Stock Options

We operate share-based compensation plans, settled in shares, under which we receive the services of certain employees in consideration for equity options granted. The fair value of the employee’s services are recognized as an expense, with a compensating entry to capital reserves, and are determined by reference to the fair value of the options granted. The latter excludes the impact of any vesting conditions based on service and performance which are not market-related (for example, profitability, sales increase targets and remaining in employment for a specific period of time). Non-market-related vesting conditions are included in the assumptions underlying the number of option which will vest. The total expense amount is recognized during the period over which the rights vest, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

Defined Contribution Plan

During 2002, TIM created a new defined contribution pension plan, or TIMPREV, which allowed employees to migrate from the former pension plan.  The Secretary of Complementary Pension approved TIMPREV on November 13, 2002 in Notification 1,917 CGAJ/SPC.  TIMPREV sets forth new guidelines for the granting and maintenance of benefits and outlines new rights and obligations for Sistel, the plan administrator; sponsors; participants and their respective beneficiaries.

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

As of December 31, 2013, our directors and executive officers, owned, in the aggregate, 73 common shares, which represented less than 0.0001% of our common shares outstanding.  Accordingly, each of our directors or executive officers beneficially owns less than one percent of outstanding common shares.

Some key officers are also eligible to participate in a long term incentive plan (stock option plans) for which compensation is based on performance targets for our share price, as further described in “—B. Compensation” and “—D. Our Employees—Stock Options.”

Item 7.  Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following tables set forth information relating to the ownership of common shares by TIM Brasil Serviços e Participações S.A., or TIM Brasil, and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.(1)	1,611,969,946	67%
All our officers and directors as a group*	73	0.0001%
Total	2,417,632,647	100%

*	Represents less than 1%.

Since TIM Brasil owns 67% of our outstanding common shares, it has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. The common shares held by TIM Brasil have the same voting rights as the common shares held by other holders and TIM Brasil has no special voting rights beyond those ordinarily accompanying the ownership of our common shares.

TIM Brasil is a wholly-owned Brazilian subsidiary of Telecom Italia International N.V., which in turn is a wholly-owned Dutch subsidiary of Telecom Italia.  See “Item 4. Information on the Company—C. Organizational Structure.”  Telecom Italia is a corporation organized under the laws of the Republic of Italy.  Telecom Italia and its subsidiaries, or the Telecom Italia Group, operate mainly in Europe, the Mediterranean Basin and South America.  The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.  Telecom Italia is one of three mobile operators licensed to provide services using GSM 900 technology in Italy and one of three operators licensed to provide services using GSM 1800 (formerly DCS 1800) technology in Italy.  It is also one of four operators holding a UMTS license and providing third-generation telephony services in Italy.

On December 31, 2013 the Telecom Italia Group had approximately 13.2 million physical retail accesses (consumer and business) in Italy, a decrease of 0.8 million compared to December 31, 2012. The wholesale customer portfolio in Italy reached approximately 7.2 million accesses for telephone services at December 31, 2013, stable compared to December 31, 2012. The broadband portfolio in Italy reached 8.7 million accesses at December 31, 2013 (consisting of approximately 6.9 million retail accesses and approximately 1.8 million wholesale accesses), a market share of 50%.  In addition, the Telecom Italia Group had approximately 31.2 million mobile telephone lines in Italy at December 31, 2013.

As of December 31, 2013, there were 386,566,803 common shares represented by ADSs.  As of such date, the number of common shares represented by ADSs represented 15.989% of our total capital.

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreement

On April 16, 2009, we entered into a shareholders’ agreement with TIM Brasil, JVCO, and Docas Investimentos S.A., or Docas, which was amended on November 30, 2009 and further amended on June 22, 2011. On December 28, 2012, TIM Brasil, notified JVCO and Docas that it was terminating the shareholders’ agreement pursuant to section 7.2.1 of thereof, which allows TIM Brasil to terminate the shareholders’ agreement by notifying the parties in the event that the number of ordinary shares owned by JVCO for any reason falls below 1.5% of the total ordinary shares issued by the Company.

B.	Related Party Transactions

As of December 31, 2013, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans.  We had inter-company receivables and payables in amounts of R$23.0 million and R$91.1 million, respectively on December 31, 2013.  See Note 38 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are the guarantor of a promissory note issued by TIM Celular, as successor to TIM Nordeste in the amount of R$23.3 million as of December 31, 2013.  This promissory note was issued pursuant to a guarantee agreement between Banco Votorantim S.A. and TIM Celular, in which Banco Votorantim S.A. issued a letter of guarantee for the Credit Agreement between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67 million.

We are guarantor for TIM Celular’s Finance Contract with European Investment Bank in the principal amount of €350.0 million as of December 31, 2013.  European Investment Bank has also bank guarantees from SACE sPa, Banco Itaú BBA and KFW-IPEX in the principal amount of €115.0 million €200.0 million and €52.5 million, respectively.

We are guarantor in favor of BNDES, in the amount of R$2,386 million as of December 31, 2013, under the Credit Agreements of TIM Celular and Intelig.

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financial Contracts.”

Agreement between Telecom Italia and TIM Participações and our Subsidiaries

Our shareholders at the meeting held on April 10, 2014 approved an extension for an additional 16 month period until April 30, 2015 of the Cooperation and Support Agreement, originally signed in May 3, 2007 with Telecom Italia. The purpose of this agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets.  The cooperation and support activities to be performed by the parties will be focused in adding value to our operations through:

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

The extended term of the agreement provides for a total price cap of €11.67 million.  The price cap represents the maximum consideration to be paid by TIM Participações operating companies for all the services and support rendered by Telecom Italia during 2014 and 2015 under the agreement.

C.	Interests of Experts and Counsel

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

Anatel Administrative Proceedings

Under the terms of its PCS authorization, or the Terms of Authorization, TIM Celular implemented mobile personal telecommunications coverage for the assigned area.  The Terms of Authorization requires TIM Celular to operate in accordance with the quality standards established by Anatel.  If it fails to meet the minimum quality standards required, TIM Celular is subject to PADO and applicable penalties.  Anatel has brought administrative proceedings against the TIM Group for (1) noncompliance with certain quality service indicators; and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations (Resolution nº.477).  In its defense before Anatel, the TIM Group attributed the lack of compliance to facts beyond its control and not related to its activities and actions.  We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

Class Actions

Our subsidiaries are subject to a number of class action claims where the risk of loss is regarded as probable. These claims are summarized as follows:

(1) a lawsuit against TIM Celular in the State of Rio de Janeiro challenging our policy of charging a retention fee in case of robbery of the clients’ mobile device;

(2) a lawsuit against Intelig in the State of Santa Catarina related to noncompliance with Anatel Resolution No. 85, article 61;

(3) a lawsuit against TIM Celular in the State of Minas Gerais challenging our policy of charging a retention fee when a client intends to terminate the contract before the period specified in the contract (when the client received a benefit, for example a discount on the purchase of a mobile device);

(4) a lawsuit against TIM Celular in the State of Ceará questioning damages due to contracts being rescinded by customers;

(5) a lawsuit against TIM Celular in the State of Rio Grande do Norte in order to investigate our advertisements;

(6) a lawsuit against TIM Celular in the State of Pernambuco regarding to the placement of warranty language;

(7) a lawsuit against TIM Celular in the State of Rio Grande do Norte concerning collection on certain value-added services from prepaid customers;

(8) a lawsuit against TIM Celular in the State of Minas Gerais in order to investigate if the Company properly bills telephone pulses, which are the unit of measurement consisting of 4 minutes of voice traffic used to charge voice calls;

(9) a lawsuit against TIM Celular in the State of São Paulo questioning customer service quality;

(10) a lawsuit against TIM Celular in the State of Rio Grande do Norte related to network quality in Municipality of Upanema; and

(11) a lawsuit against Intelig in the State of Pernambuco related to noncompliance with Anatel Resolution No. 85, article 61.

Other Actions and Proceedings

Our subsidiaries are subject to a number of civil claims where the risk of loss is regarded as probable. These claims are summarized as follows:

A legal action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados, which is in progress at the Twenty-Ninth Lower Court of the Judicial District of Rio de Janeiro. The plaintiff asserts that it is owed money as a result of a contract for the provision of legal services that was entered into with TIM Celular. The proof of the expert investigation was upheld and the judge ratified the opinion. TIM Celular filed an appeal, challenging the decision of the expert investigation, and the court recently ordered that a new expert investigation be carried out.  In February 2012, the court ruled that TIM Celular should pay R$1,529 thousand (plus interest and penalties since January 2003) to Mattos & Calumby. On July 2012, TIM Celular filed an opposition to this decision, which remains pending.

A lawsuit filed by Botafogo Comércio e Importação Ltda. against the former Telpe Celular S/A (currently TIM Celular), in 2002, by a former commercial partner, who argues that TIM Celular did not perform the contract and practiced unfair competition which ended up putting them out of business. A settlement procedure commenced and was adjudicated, whereby TIM Celular was required to pay consequential damages lost profits and moral damages. The calculations of such damages as presented by TIM Celular, prepared by a retained expert witness, total approximately R$ 6,307 thousand, however this value is still pending final determination.

In addition, the Company and its subsidiaries are subject to a number of claims for which the risk of loss is regarded as possible. These claims are summarized as follows.

TIM Celular is a defendant, together with other telecommunications companies, in a lawsuit brought by Global Village Telecom, or GVT, in the Fourth Lower Federal Court of the Federal District. The lawsuit seeks to void the contractual clause which provides for the VU-M amount used by the defendants in their interconnection arrangements.  The plaintiff alleges such amount to be illegal and abusive, and is requesting a refund of all allegedly excess amounts charged since July 2004. The court granted an injunction ordering the provisional payment of VU-M at an amount of R$0.2899 per minute, and ordered GVT to make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants. The First Regional Appellate Court confirmed the injunction. TIM Celular contested this decision by means of a special appeal which was partially upheld, which obligated GVT to pay TIM Celular the amount fixed by Anatel in the arbitration process at the agency to which GVT and VIVO are parties. On September 30, 2011, the judge in the case suspended GVT’s claim until Anatel’s determination the VU-M reference amounts is concluded. In October 2012, GVT filed a petition with the court informing that it had entered into agreements only with Vivo and Claro to solve the VU-M issue, and the court approved these agreements. On June 13, 2013, a pretrial conference occurred between GVT and the other defendants (including the Company), but the parties did not reach an agreement, so the lawsuit is proceeding.

In addition to the claim mentioned above, GVT has also filed a representation before the Secretariat of Economic Law, or SDE, which agreed to file an administrative proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infringement of economic principles. In March 2010, the SDE held the administrative proceeding and  ruled against the alleged practice of price fixing, but forwarded the proceeding to CADE for judgment, voting for the dismissal of the antitrust claim for common price fixing. CADE’s Public Attorney’s Office, after analyzing the proceeding, recommended that the proceeding be dismissed as to all defendants and failed to conclude, based on lack of evidence, that such constituted anticompetitive practices. On September 11, 2013, CADE unanimously dismissed the administrative proceeding and its incidents. Hoje Sistemas de Informática Ltda. wasn’t admitted as interested party in the administrative proceeding, however, and as a result Hoje Sistemas de Informática Ltda. has filed a motion for clarification.  CADE Plenary denied this motion for clarification on November 6, 2013.

Integração Consultoria e Serviços Telemáticos Ltda., or ICST, a prepaid calling plan recharge distributor, brought a lawsuit against TIM Celular in the Second Lower Court of the Judicial District of Florianópolis in the State of Santa Catarina, for the sum of R$4 million.  In the lawsuit, ICST seeks to suspend the enforceability of prepaid credits already sold by TIM Celular and seeks damages incurred as a result of contract termination. The court granted an injunction on the issue of the enforceability of the prepaid credits. TIM Celular filed an execution action with the Fourth Lower Court of Florianópolis against ICST for the sum of R$3,957 thousand. ICTS appealed, which appeal was denied, and subsequently filed an interlocutory appeal, which was granted. TIM Celular has asserted that ICST’s assets are insufficient to satisfy its claim under the execution action. The execution action is currently suspended as a result of the interlocutory appeal granted by the Fourth Lower Court of Florianópolis, and the court’s judgment confirmed that the execution action will remain stayed pending the resolution of the judicial action in the first instance.  The trial judge has not yet rendered a decision in the first instance. A pretrial conference is scheduled for May 15, 2014.

SECIT Brasil Ltda., part of an Italian group that provides infrastructure planning and construction services, has brought an action for damages in the amount of R$9,758 thousand against TIM Celular, alleging that TIM Celular, was in breach of contract. SECIT had been hired by TIM Celular to undertake infrastructure work for the installation of base transceiver stations in Area 4 in Minas Gerais. TIM Celular presented its defense and the case is in the initial phase, currently under expert investigation. The trial judge has not yet handed down a decision.

In December 2010, TIM Celular filed an action against Anatel with the Fifteenth Federal Court of the Federal District requesting interlocutory relief for the purpose of annulment of a PADO applied by Anatel preventing the company from participating in the public bid for the “H” Band.  Interlocutory relief was granted by the judge, which enabled TIM Celular to participate in the bidding process following a court deposit of R$3,595 thousand. The court ruled the charge be suspended until a decision is reached. In April 2012, the lower court ruled in favor of TIM Celular on some of its claims, upholding the PADO but releasing TIM Celular from the payment of interest before the end of the administrative proceeding. Both TIM Celular and Anatel have filed appeals to the Federal Appellate Court of the First Circuit, which are currently pending judgment.

In 2009, the São Paulo based retail group TVM, a commercial partner of TIM Celular in São Paulo, filed a lawsuit to terminate its existing agreement with TIM Brazil, though the parties ultimately settled.  In its settlement, TVM agreed to transfer 15 of its stores to TIM Celular (or an entity indicated by TIM Celular).  These stores ended up being transferred to DM5. However, DM5 has not paid the transfer fees to TVM, and TVM has subsequently filed a collection lawsuit TIM Celular and DM5. In February 2013, the court ordered both defendants to pay R$4,019 thousand (plus interest and penalties) to the plaintiff TVM. TIM Celular filed an appeal on March 1, 2013. On November 28, 2013, the appeal was partially granted only to exclude penalties. Therefore, we have filed a motion for clarification, which is currently pending judgment.

TIM Celular has filed a collection action against DM Link Representação Comercial Ltda., Davi Marcelino Vieira, Marcos Marcelino Vieira and Mônica Odria Vieira seeking R$3,511 thousand plus interest and inflationary adjustment, as well as against DM5 Comércio e Representação Ltda. seeking R$5,004 thousand plus interest and inflationary adjustment. DM5 and DM Link used to be TIM dealers, but the contracts were terminated due to DM5 and DM Links’ debts. As compensation for DM Link’s debt, DM5 gave two stores to TIM Celular equal in value to R$5,861 thousand. DM5, however, presented counterclaim for the rescission of the contract, the return of the stores to DM5, and the restitution to DM5 of any profits earned while the shops were in the possession of TIM Celular, or, alternatively the payment by TIM Celular to DM5 of the stores’ “market value” as determined by judicial experts. A settlement hearing was held on October 23, 2013, but no agreement was reached and the first instance courts have also not yet made a decision

TIM Celular is defendant in a lawsuit filed by CONSERTREL Cadastros, Serviços e Representações Ltda., in the Second Lower Court of the Judicial District of Lavras, Minas Gerais State, in which the plaintiff claims the amount of R$ 3,203 thousand. CONSERTREL was involved in a partnership with TIM Celular and argues that the termination of the contract was “unfair, causeless and irregular”, as the plaintiff did not breach any clause of the agreement. TIM Celular has filed its response and a motion for lack of jurisdiction. The motion was granted. The dockets were forwarded to the Judicial District of Belo Horizonte. The trial judge of Belo Horizonte has not yet rendered the first instance decision.

TIM Celular has filed an action for annulment, in order to nullify a PADO against Anatel, in which TIM challenges the collection of 2% on revenues from interconnection to renew the rights of use of some radiofrequencies of mobile personal service at Paraná State (except Londrina and Tamarana), Pernambuco State, Pelotas, Morro Redondo, Capão do Leão, Turuçu, and Piauí State. The amount in controversy is R$ 11,519 thousand. Our claim to suspend the enforceability of debt was granted. The trial judge has not yet rendered a decision.

The Foundation for Protection and Defense for Customer of São Paulo, or PROCON/SP, has fined TIM Celular on seven notices of infraction, based on (i) infraction of Decree # 6.523/08, related to customer service; (ii) supposed unconscionable clause in a contract for data package; (iii) lack of coverage under the TIM Web and TIM Casa plans at some locations; (iv) disregarding requests for termination of contract; (v) collection of fees from customers who haven’t received the devices; (vi) alleged noncompliance with state act # 13.220/08, related to the “do not disturb” register; (vii) alleged difficulty in using Internet service for prepaid customers. The fines fluctuate between R$ 3,192 thousand to R$ 6,487 thousand. In all cases, TIM has filed administrative defenses, but some fines were upheld. Accordingly, in those cases in which a final decision was handed down, TIM has filed lawsuits to appeal the notices of infraction. With respect to the notice of infraction of item (vi), although the appeals judge has granted to TIM an injunction to suspend the effects of the administrative decision, the Justice Court of São Paulo State has revoked such decision. The trial judges have not yet rendered decisions regarding the lawsuits.

The Municipal Nucleus for Defense and Consumer Protection of Londrina has fined TIM Celular on twelve notice of infraction, based on customers claims related to (i) undue discounts on customers’ prepaid accounts; (ii) discounts regarding to “Adicional Oferta Super Desconto”, “Oferta Superdesconto 12 meses” and “Superdesconto TIM Pós” plans; (iii) termination of service and undue collection; (iv) false advertising; (v) difficulty in termination of contract and undue collection; (vi) undue reporting of customers to the credit bureau; (vii) issues related to portability to other mobile providers; (viii) false advertising; (ix) issues regarding to termination of contract; (x) undue billing and unilateral change of plans; (xi) blocking of devices; and (xii) mistakes on advertisement of device offers to customers. In each notice of infraction, TIM was fined in amount of R$ 7,133 thousand.

TIM Celular, Intelig and other telecommunications companies filed a lawsuit against Anatel, for the pro rata restatement of the prices set forth in the public notice regarding use of 4G frequencies. Anatel applied inflation adjusted for a period of time shorter than one year. The amount in controversy is R$ 24,586 thousand. A preliminary order in an interlocutory appeal was granted to authorize plaintiffs to present a bank guarantee, related to the controversial amount. The trial judge has not yet rendered a decision.

The following two lawsuits were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 13, 2013, but have since been reassessed as having a remote risk of loss based upon their current procedural stage:

TIM Celular is a defendant in a lawsuit for damages filed by the service provider Glória Souza & Cia Ltda., or Glória, before the Ninth Lower Court of the municipality of Belém, in the State of Pará. Glória provided TIM with outsourced labor in northern Brazil. After TIM Celular terminated its contract with Glória, Glória brought a lawsuit claiming punitive damages, alleging losses as a result of severance claims brought by its employees. TIM Celular’s defense and the reply from Glória have both been submitted with the court. A reconciliation hearing was held without result. The trial judge has rendered the first instance decision in order to convict TIM to pay pecuniary and non-pecuniary damages and future earnings. Against such decision, we have filed an appeal, which is currently pending judgment.

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

The following claim against Intelig has been assessed as having a possible risk of loss:

Orolix Desenvolvimento de Software Ltda. has filed suit against Intelig at the Thirty-Sixth Lower Court of the Judicial District of Rio de Janeiro. The plaintiff is claiming R$ 5,433 thousand in damages based on breach of contract. Intelig has filed its defense. The case is currently in the expert examination phase and the trial judge has not yet rendered a decision.

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

Social Security Claims

In São Paulo TIM Celular received a debit assessment notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing in the amount of R$4,713 thousand. TIM Celular filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. An administrative appeal was filed on October 5, 2009, the judgment of which is still pending.

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

Tax Claims

IR, CSL, IRRF and CIDE

In February 2003, TIM Celular received a tax assessment notice from the Brazilian Federal Revenue Service Department challenging the offset of PIS and COFINS with the balance of the Income Tax overpayments made during 2002 totaling R$72,499 thousand. The value of the tax overpayments was composed of different bases, one of which was the exclusion of exchange variations from taxable income. According to present jurisprudence, this is not allowed. Considering that, the Company’s counsel indicated to the Company that loss of part of the involved amount is probable. So, in May 2013, considering the evolution of the court precedents relevant to the topic and the opinion of the Company’s counsel, R$11,765 thousand of the total amount was classified as a probable loss, and the remaining R$60,733 thousand as a possible loss. The decision is pending judgment at the second administrative level (Conselho Administrativo de Recursos Fiscais Taxpayer´s Administrative Council), or CARF.

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$331,171 thousand. In March 2007, the Federal Revenue Secretariat in Recife in the State of Pernambuco, notified TIM Celular by means of a tax information report, which informed the Company that part of the amount in connection with corporate income and social contribution taxes and a separate fine, which totaled R$73,027 thousand had been excluded from the original assessment notice. Thus the final amount of the infraction notice was set at R$258,144 thousand.  In June 2013, the Company filed an appeal at CARF against the decision issued in the first administrative level.  At present, the decision is pending judgment at CARF.

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

The above-mentioned tax information report did indeed lead to a portion of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill to 159 specific federal tax offsetting proceedings amounting to R$84,742 thousand, which arose from offsetting involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular with respect to certain of the offsetting proceedings, reducing the credit offset by TIM Celular. At present, TIM Celular continues to challenge the remainder of the offsetting proceedings, certain of which are in administrative proceedings totaling R$67,404 thousand and certain of which are in judicial proceedings totaling R$16,267 thousand.

In December 2006, Intelig received an assessment notice from the Brazilian Federal Revenue Department amounting to R$49,652 thousand, arising from the alleged failure to pay withholding tax and Contribution of Intervention on Economic Domain, or CIDE, tax on remittances abroad by way of remuneration for outbound traffic. This notification was successfully challenged in part in an administrative proceeding in view of the final favorable decision on a related writ of mandamus. In December 2012, the company received a notification from the Brazilian Federal Revenue Services Department informing them of the ruling, which resulted in a gain of about R$ 30,098 thousand. In February 2013, Intelig filed a lawsuit aiming to cancel the remaining obligations. In this procedure, the Company offered a guarantee in the value of R$39,957 thousand.

In May 2010, TIM Celular received three tax assessment notices from the Brazilian Federal Revenue Services Department, amounting to R$50,026 thousand (R$2,774 was provisioned in November 2011) involving: (i) failure to pay withholding tax on earnings of overseas residents remitted as international roaming and payments to unidentified beneficiaries, (ii) failure to pay CIDE on royalties remittances, as well as on remittances concerning international roaming, and (iii) disregard of part of carry forward losses (CIT and Social Contribution on Profits) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by TIM Celular and a decision in the administrative proceeding is pending.

In December 2010, TIM Celular received an assessment notice served by the Brazilian Federal Revenue Services Department in the amount of R$164,102 thousand involving (i) the alleged non-payment of corporate income and social contribution taxes of the amount related to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações, (ii) the exclusion of amortized goodwill, (iii) the deduction of corporate income tax by way of fiscal incentives for the reduction of tax and alleged additional amounts not eligible for rebate on account of the alleged failure to formalize with the Federal Revenue Services the incentive granted by the Sudene. In June 2013, the second administrative level (CARF) partially granted the appeal filed by the Company. At present, TIM Celular is waiting the formalization of the decision for an eventual filing of an appeal to the Superior Chamber.

In March 2011, TIM Celular, as successor to TIM Nordeste received a tax assessment notice filed by the Brazilian Federal Revenue Services Department, amounting to R$1,265,346 thousand concerning income and social contribution taxes referring to: (i) the deduction of goodwill amortization expenses, (ii) the exclusion of the reversal of the goodwill from the former BITEL, (iii) the alleged improper offsetting of tax losses and social negative bases by disregarding the incorporation of TIM Nordeste by Maxitel, (iv) improper use of the Sudene income tax reduction tax benefit in 2006, for alleged failure to formalize the benefit with the Brazilian Federal Revenue Services Department,(v) the deduction of withholding tax without proof of payment, (vi) the deduction of accruals without proof of payment,(vii) a one-off penalty for underpayment of CIT/ Social Contribution on Profits estimates, (viii) a regulatory penalty for omitting information and failure to produce digital files, and (ix) a supplementary entry to the administrative proceedings mentioned in the above paragraph. This notice was immediately contested by TIM Celular, and a decision in the administrative proceeding is pending.

The first administrative level judgment was handed down in April 2012 at the administrative level and the assessment has been fully confirmed.  We have timely filed our appeal to CARF based on favorable precedents to companies that have similar cases before CARF. The Company maintains its estimate of losses as possible, not probable.  Since May 2013, the decision is pending judgment at the second administrative level (CARF).

In February 2012 and December 2013, the Company received three tax assessments from the Brazilian Federal Revenue Services Department amounting to R$186,935 thousand (R$70,004, R$81,968 and R$ 34,963) involving (i) withholding tax on remittances for residents or domiciled abroad, and (ii) withholding tax on payments of royalties and technical assistance to resident or domiciled abroad, and (iii) CIDE on remittances for residents or domiciled abroad. These assessments are being challenged and we are awaiting decision of the first administrative level.

ICMS

TIM Celular received assessment notices from the tax authorities in the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunications services provided and allegedly not paid, as well as in connection with the sale of handsets.  As a result of various favorable decisions in relation to the administrative proceedings the amount disputed is currently R$29,058 thousand (the original tax assessment was for the sum of R$95,449 thousand), being R$23,305 thousand classified as possible loss and R$5,753 thousand classified as probable loss. TIM Celular is challenging these assessments at both the administrative and judicial levels.

In October 2003, TIM Celular filed a Writ of Mandamus for the purpose of waiving the 2% charge referring to the State Fund against Poverty, or FECOP, on pre-paid cards. Up to November 2013, TIM Celular made a monthly judicial deposit of such amounts ascertained, which currently total R$51,368. Since December 2013, the Company has begun collecting from the figures for FECOP, without withdrawing their Writ.

In October 2009, we received a tax assessment notice from the State of Bahia amounting to R$14,778 thousand. The challenge is related to the use of ICMS credits for various technical aspects and the correct calculation of ICMS levied. Due to the end of the administrative procedure in 2013, the Company filed a lawsuit offering a guarantee in the value of R$25,310 thousand.

In June 2011, we received a tax assessment notice from the State of Ceará amounting to R$50,153 thousand.  The challenge is related to the ICMS credits based on debts reversal, specifically regarding the supporting documentation. The administrative proceeding is pending of judgment at the administrative level.

In September 2011, TIM Celular received a tax assessment notice for ICMS from the tax authority in the State of Rio de Janeiro, claiming default on payment of the tax on international roaming services provided, amounting to R$27,891 thousand. The aforementioned assessment is being challenged at the administrative level.

In December 2010 and March 2011, TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the sums of R$16,406 thousand and R$46,923 thousand, respectively, in connection with the alleged legal interpretation regarding the proportional ICMS credit reversal due to the existence of non-taxable or exempt obligations. The assessments drawn up by the State of São Paulo are being challenged at the administrative level. Due to the end of the administrative procedure of the assessment draw up by the State of Bahia, the Company filed a lawsuit offering a guarantee. The total amount involved is R$73,127 thousand.

In May 2009, November and December 2010 and in May 2012, TIM Celular received tax assessment notices from the taxing authorities of the States of São Paulo and Minas Gerais for R$69,777 thousand and R$24,771 thousand, respectively, for the alleged incorrect deduction of conditional discounts offered to clients. After the conclusion of administrative proceedings, where the court upheld the assessments, the Company have decided to keep the proceeding at the judicial level. The amount involved in the lawsuit filed to one of the assessments drawn up by the State of São Paulo is R$386,713 thousand.

From 2009 to 2011, TIM Celular received tax assessment notices in the total amount of R$201,841 thousand from the tax authorities of the States of Ceará, Pernambuco, São Paulo, Paraná, Rio de Janeiro, Paraíba and Bahia in connection with the disallowance of ICMS credits originated by energy consumption and acquisition.  We are defending these assessments at both the administrative (R$47,805 thousand) and judicial (R$154,036 thousand) levels.

In April and November 2010, TIM Celular received tax assessment notices from the tax authorities of the States of Paraná and Paraíba, in the respective amounts of R$24,047 thousand and R$28,668 thousand relating to the alleged failure to pay ICMS on telecommunication services provided to prepaid customers on outgoing phone card sales. Due to the end of the administrative procedure of the assessment draw up by the State of Paraíba, the Company filed a lawsuit offering a guarantee in the value of R$53,900 thousand. The assessment drawn up by the State of Paraná is being defended at the administrative level. Recently the Company decided to classify R$ 17,050 thousand of the amount discussed in this administrative procedure as a probable loss.

In September 2007, November 2010, June, November and December 2011, July and November 2012, and July 2013 TIM Celular received assessment notices from the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Bahia and Paraná for a total amount of R$548,085 thousand, relating to the reversal of ICMS credits on acquisition of fixed assets allegedly without proof of support. These assessments are being challenged at the administrative (R$389,408 thousand) and judicial (R$158,677 thousand) levels.

In May 2011, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R$367,860 thousand involving (i) a penalty for alleged non-compliance with an ancillary obligation by not presenting the 60i register of the SINTEGRA file, for 2007 and 2008, and (ii) the alleged failure to pay ICMS on discounts deemed by the tax authority as conditional. This assessment is being defended at the administrative level. In December 2012, the Company filed a lawsuit offering a guarantee in the amount of R$82,390 thousand, in order to discuss a tax liability that had been constituted by the São Paulo tax authorities involving a penalty for alleged non-compliance with an ancillary obligation.

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

In July, September and October 2011 and December 2012, TIM Celular received taxes assessments notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$304,988 thousand involving (i) the alleged failure to pay ICMS tax from having failed to include in the basis of calculation services referring to installments taxed as “non-taxable/exempt”, and (ii) the alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving the services contested, leading to the reversal of debits without complying with the legislation. TIM Celular is challenging these assessments at the administrative level. The amount of R$291,097 thousand is classified as possible loss, while the amount of R$13,891 thousand was reclassified as remote loss after partial success obtained in the proceeding of tax review. In January 2014, the Company received a notice of infraction issued by Mato Grosso State in the amount of R$24,426 thousand. However, the tax authorities of Mato Grosso State made a mistake because the same amount is being requested in the notice of infraction issued in September 2011. This notice was immediately contested by the Company, and a decision in the administrative proceeding is pending.

In December 2011, TIM Celular received a tax assessment notice from the State of Paraná, amounting to R$63,101 thousand.  The assessment relates to the alleged offset of ICMS credits related to goods sold in other states.  This assessment is being defended at the administrative level.

In December 2011, Intelig filed a lawsuit defending against a tax assessment notice received from the State of São Paulo, in the amount of R$20,285 thousand, involving the alleged improper appropriation of ICMS tax credits.  This assessment is currently being challenged at the judicial level.

In January 2012, TIM Celular filed a lawsuit to dismiss amounts claimed by the State of São Paulo on its alleged failure to pay ICMS tax in the amount of R$34,638 thousand, regarding the administrative collection made in the year 2009. In October 2012, the tax enforcement was received. The guarantee previously offered was put up as a guarantee of payment, and a motion for stay of execution was filed.

In March 2012, TIM Celular received tax assessment notice issued by the Department of Finance of the State of Rio de Janeiro, in the amount of R$15,603 thousand, related to extemporaneous credits arising from the acquisition of fixed assets. We have filed a writ of mandamus in the matter.

In May 2012, TIM Celular received a tax assessment notice from the State of São Paulo an amount of R$56,082 thousand involving a supposed difference of ICMS, not included at basis of calculation on the value of existing stocks on May 31, 2009. This assessment is being challenged at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the states of Rio de Janeiro and Bahia, for the alleged improper crediting of ICMS related to the reversal of tax liabilities on the provision of communication services, the respective are values R$21,159 thousand and R$16,463 thousand. The assessment issued by the state of Rio de Janeiro is being challenged at the administrative level.

After the conclusion of the administrative proceeding of the assessment issued by the state of Bahia, the Company filed a lawsuit offering a guarantee in the amount of R$19,208 thousand. In June 2012, TIM Celular was assessed in the amount of R$23,571 by the State of São Paulo for alleged non-payment or delay of ICMS levied on transactions of goods receipts subject to the tax responsibility substitution regime. We are challenging these assessments at the first administrative level.

In January 2013, TIM Celular received a tax assessment notice from the State of São Paulo, in the amount of R$16,475 thousand challenging a tax compensation procedure based on a supposedly improper ICMS credit. TIM Celular immediately challenged this assessment notice and a decision in the administrative proceeding is pending.

In January and April 2013, TIM Celular received two tax assessment notices from the State of São Paulo, for the alleged improper crediting of ICMS related to the interstate purchase of goods with tax benefits granted in the state of origin, in the amount of R$80,695 thousand and R$35,500 thousand, respectively. These assessments are being challenged and the Company is awaiting decisions of the second administrative level.

In February 2013, TIM Celular received a tax assessment notice from the State of Ceará, in the amount of R$75,170 thousand, for the alleged non-payment of ICMS, for including the tax due for the purchaser taxpayer, related to the periods of 2008 and 2009. TIM Celular immediately challenged this assessment notice and a decision in the administrative proceeding is pending. In December 2013, the Company decided to reclassify part of the amount (R$2,346 thousand) as a probable loss.

In May 2013, the Company received a tax enforcement notice filed by the State of Rio Grande do Norte, in the amount of R$17,918 thousand, requesting the collection of ICMS and FECOP tax liability due to the alleged practices including (i) alleged improper crediting of ICMS related to the acquisition of goods destined to fixed assets, and (ii) failure to pay ICMS on telecommunication services and marketing of goods.

In September 2013, the Company filed a lawsuit offering a guarantee in the amount of R$17,242 thousand, in order to discuss ICMS tax liabilities constituted by the State of Bahia, related to allegedly carrying out entry and exit operations of goods transactions without the respective compliance records support

In December 2013, TIM Celular received a tax assessment in the amount of approximately R$582 thousand, including the original amount, interest and penalties, filed by the Finance Secretary of the Federal District for alleged underpayment of ICMS from 2008 to 2012.  The assessment  was raised as a consequence of the Supreme Court decision that declared unconstitutional the state tax incentive entitled PRO-DF. As per this incentive, the Company was allowed to register, in some cases, an ICMS credit due to a counterparty of an investment in the State, based on part of its logistics/sales operations. The company used this credit, however following the Supreme Court decision, this has been challenged. According to the Company’s counsel, the chances of loss are  at maximum possible, not probable.  The Company timely presented its administrative defense in January 2014.

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

Since March 2011, TIM Celular received a total of 71 separate assessment notices handed down by the municipality of São Paulo with respect to ISS taxes and fines imposed on TIM Celular’s revenues for R$41,927 thousand.  Our petition was unsuccessful at the administrative level for 27 assessments. Recently we received seven tax foreclosures related to those 27 assessments amounting R$110,998 thousand. At present, the Company has provided the issuance of the guaranties to offer in the foreclosures.

FUST

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

Since October 2006, Anatel has issued a number of assessment notices against TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenue for the years from 2001 to 2009, together with a fine for arrears, on account of Ordinance No. 07/05. The assessments for this period add up to a total of R$727,787 thousand.

Since October 2006, Intelig has received a number of assessment notices from Anatel, which add up to a total amount of R$76,067 thousand, in connection with FUST charges that are allegedly due on interconnection revenue for the periods from January to December of 2001 to 2008. The aforementioned assessments are being challenged at administrative level.

FUNTTEL

The Ministry of Communications filed assessment notices against TIM Celular amounting to R$300,496 thousand, in connection with FUNTTEL amounts due on interconnection revenue for the years from 2001 to 2009, as well as a fine for arrears. We believe that the abovementioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard our interests in relation to the non-payment of FUNTTEL on interconnection revenue, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenue is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by TIM Celular.

Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$22,001 for the periods from 2002 to 2008. These assessments are being defended at the first administrative level.

Material Proceedings with Adverse Director, Management or Affiliate

None.

Disposition of Previously Disclosed Legal Proceedings

The following legal proceedings disclosed in our annual report on Form 20-F for the year ended December 31, 2012 were resolved or settled without material impact on our operations or otherwise deemed no longer to merit special disclosure: (1) class action lawsuit against TIM Celular in Ceará questioning number of advertisements in place in Teresina; and (2) lawsuit filed with CARF in March 2005 to cancel eventual imposition of Corporate Income Tax (CIT) levied in 2002 and alleged incorrect effects of SWAP operations in the amount of R$33,175.

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

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•
its management (board of directors and board of executive officers) and fiscal council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

•	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and

•
the profits which were not distributed are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation permits.

For the purposes of Brazilian corporate law, 25% of the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends.

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

Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais.  On December 30, 2013, the last reported sales price of our common shares on the BM&FBOVESPA was R$12.330 and on December 31, 2013, the last reported sales price of our ADSs on the NYSE was U.S.$26.24.

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

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	HIGH	LOW	HIGH	LOW	HIGH	LOW
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2009	30.13	11.99	5.20	2.64	7.95	4.93
December 31, 2010	35.07	23.58	5.90	4.27	8.03	5.78
December 31, 2011	31.30	20.01	N/A	N/A	9.80	6.81
December 31, 2012	32.99	16.88	N/A	N/A	11.95	6.89
December 31, 2013	27.19	17.42	N/A	N/A	12.33	7.75

Year ended December 31, 2012
First quarter	32.47	25.80	N/A	N/A	11.66	9.24
Second quarter	32.99	24.01	N/A	N/A	11.95	9.58
Third quarter	28.00	18.78	N/A	N/A	11.30	7.68
Fourth quarter	19.99	16.88	N/A	N/A	8.20	6.89

Year ended December 31, 2013
First quarter	22.52	19.20	N/A	N/A	8.92	7.81
Second quarter	21.86	17.42	N/A	N/A	8.77	7.75
Third quarter	25.41	18.04	N/A	N/A	11.08	8.10
Fourth quarter	27.19	23.00	N/A	N/A	12.33	10.63

Month ended
October 31, 2013	27.19	24.33	N/A	N/A	11.92	10.70
November 30, 2013	25.69	23.00	N/A	N/A	11.57	10.63
December 31, 2013	26.24	23.88	N/A	N/A	12.33	11.03
January 31, 2014	28.83	25.33	N/A	N/A	13.71	12.12
February 28, 2014	27.43	23.95	N/A	N/A	13.11	11.26
March 31, 2014	25.96	23.76	N/A	N/A	11.85	11.18
April 2014 (through April 11, 2014)	26.30	23.70	N/A	N/A	12.00	10.95

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” For additional detail, see “—A.  Offer and Listing Details.”

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

Trading on BM&FBOVESPA by non-residents of Brazil is subject to limitations under Brazilian foreign investment and tax legislation.  The Brazilian custodian for our common shares on behalf of the Depositary for the ADSs, has obtained registration from the Central Bank to remit U.S. dollars abroad for payments of dividends, any other cash distributions, or upon the disposition of the shares and sales proceeds thereto.  In the event that a holder of ADSs exchanges common shares for ADSs, the holder will be entitled to continue to rely on the custodian’s registration for five business days after the exchange.  Thereafter, the holder may not be able to obtain and remit U.S. dollars abroad upon the disposition of our common shares or upon distributions relating to our common shares, unless the holder obtains a new registration.  See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

Trading on the New York Stock Exchange

We are a “controlled company” and a “foreign private issuer” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a controlled company is exempt from certain NYSE corporate governance requirements. In addition, a foreign private issuer may elect to comply with the practice of its home country and not to comply with certain NYSE corporate governance requirements, including the requirements that (1) a majority of the board of directors consist of independent directors, (2) a nominating and corporate governance committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities, (3) a compensation committee be established that is composed entirely of independent directors and has a written charter addressing the committee’s purpose and responsibilities and (4) an annual performance evaluation of the nominating and corporate governance and compensation committees be undertaken. Although we have similar practices, they do not entirely conform to the NYSE requirements, therefore we currently use these exemptions and intend to continue using them.

Code of Business Conduct and Ethics

Although adoption of a code of ethics is not required by Brazilian Corporate Law, we implemented a code of ethics regulating the conduct of our managers in connection with the registration and control of financial and accounting information and their access to privileged and nonpublic information and data to comply with the requirements of Sarbanes-Oxley and NYSE rules. See “Item 16B. Code of Ethics.”

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

Corporate Purpose

Article 2 of our By-laws provides that our corporate purpose is to: (1) hold interest in the capital of companies that explore any type of telecommunications services, under the terms and conditions provided for in the relevant permits, authorizations or concessions, companies that develop activities that are necessary or useful to the provision of such services, or companies that provide Internet connection services, value added services and Internet application services; (2) promote, through its controlled or affiliated companies, the expansion and implementation of any type of telecommunications services, under the terms and conditions provided for in the relevant permits, authorizations or concessions; (3) promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies; (4) promote and incentivize study and research activities for the development of any type of telecommunications services, as well as of Internet connection services, other value added services and Internet application services; (5) provide, directly or through controlled or affiliated companies, services related to the telecommunications industry; (6) promote, incentivize and coordinate, through controlled or affiliated companies, the education and training of the staff required by the telecommunications industry in general; (7) perform or promote the importation of goods and services for the controlled or affiliated companies; (8) engage in any other activities related or akin to its purpose; and (9) hold interest in the corporate capital of other companies.

Company Management

According to our By-laws, our Board of Directors is comprised of at least five and at most nineteen permanent members.  The following is a description of some of the provisions of our By-laws concerning the Board of Directors:

•
the Board of Directors has the power to approve loans and financing as well as other transactions giving rise to indebtedness, for an amount exceeding R$300 million, as set forth in Article 22, Item XIII;

•	the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the executive officers, as necessary; and

•	the Board of Directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the By-laws with respect to:

•	a director’s power to vote on a proposal in which such director is materially interested;

•	a director’s power to vote compensation to him or herself in the absence of an independent quorum;

•	borrowing powers exercisable by the directors;

•	age limits for retirement of directors;

•	required shareholding for director qualification; or

•	disclosure of share ownership.

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

Under Brazilian corporate law, a company is permitted to suspend the mandatory dividend in respect of common shares not entitled to a fixed or minimum dividend if:

•
its management (Board of Directors and Board of Executive Officers) and Fiscal Council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

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

For the purposes of Brazilian corporate law, 25% of the net income after income tax and social contribution for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to warrants and employees’ and management’s participation in a company’s profits, shall be distributed as dividends.

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

Pursuant to our By-laws and Brazilian corporate law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

•	take the management accounts; examine, discuss and vote on the financial statements;

•	decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and

•	elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

An extraordinary shareholders’ meeting shall be convened whenever the Company interests so require.  Pursuant to our By-laws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

•	to amend the By-laws;

•	to decide on the appraisal of assets given by shareholders to pay up capital stock;

•	to decide on the Company’s transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

•	to suspend the rights of shareholders not in compliance with their duties imposed by law, the By-laws or the Novo Mercado Listing Rules;

•	to elect and remove, at any time, the members of the Board of Directors and the Fiscal Council;

•	to determine the global or individual remuneration of the Board of Directors, Board of Executive Officers and the Fiscal Council;

•	to annually take the accounts of the management and decide on the submitted financial statements;

•	to decide where the Company shall file a civil liability law suit against the management for losses in the Company’s assets as provided by law;

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

•
to previously approve the execution of  loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one  hand, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other hand, after prior  assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Preemptive Rights

Except in the case of a public offering of ordinary shares or convertible debentures, public subscription or a public tender offer (whereby such actions must be authorized by the Board of Directors in accordance with article 22, section II of the By-laws), each of our shareholders has a general preemptive right to subscribe shares in any capital increase, in proportion to its shareholding. A minimum period of 30 days following the publication of notice of the capital increase is allowed for the exercise of the right, and the right is transferable.

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

Form and Transfer

Our shares are maintained in book-entry form with a transfer agent, Banco Bradesco S.A., and the transfer of our shares is made in accordance with the applicable provision of the Brazilian corporate law, which provides that a transfer of shares is effected by an entry made by the transfer agent on its books, debiting the share account of the seller and crediting the share account of the purchaser, against presentation of a written order of the seller, or judicial authorization or order, in an appropriate document which remains in the possession of the transfer agent.  The common shares underlying our ADS are registered on the transfer agent’s records in the name of the Brazilian Depositary.

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

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax or taxed at a rate of 15% or 25%, depending on the circumstances.  Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax or subject to income tax at a rate of 15% if a Low or Nil Tax Jurisdiction Holder realizes the gain. Gains realized through transactions on Brazilian stock exchanges are otherwise subject to Brazilian income tax at a rate of 15% and also to Brazilian withholding tax at a rate of 0.005% (to offset the Brazilian income tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if made by investors resident in a Low or Nil Tax Jurisdiction. Non-Brazilian holders should consult their tax advisors on the applicable income tax rate.

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

There can be no assurance that the current favorable tax treatment of non-Brazilian holders of common shares under Resolution CMN 2,689 will continue in the future.

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

Distributions of Interest on Capital

A Brazilian corporation may make payments to its shareholders characterized as interest on the corporation’s capital as an alternative form of making dividend distributions. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” The rate of interest may not be higher than the TJLP, as determined by the Central Bank from time to time. The total amount distributed as interest on capital may not exceed, for tax purposes, the greater of:

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax or the provisions of the Code known as the Medicare Contribution Tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons who acquired our common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;

•	persons holding shares in connection with a trade or business conducted outside of the United States; or

•	persons holding common shares or ADSs that own or are deemed to own ten percent or more of our voting stock.

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares or ADSs that is:

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for its 2013 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

If the Company is a PFIC for any taxable year during which a U.S. Holder owned common shares or ADSs, the U.S. Holder will generally be required to file IRS Form 8621 with its annual U.S. federal income tax returns, subject to certain exceptions.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) the U.S. Holder is a corporation or other exempt recipient or (2) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding.

The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to the common shares or ADSs.

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

We will furnish to J.P. Morgan Chase N.A., as Depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements, which will be prepared in accordance with the Brazilian corporate law accounting method and include a reconciliation to U.S. GAAP.  In addition, we are required under the Deposit Agreement to furnish the Depositary with copies of English translations to the extent required under the rules of the SEC of all notices of common shareholders’ meetings and other reports and communications that are generally made available to holders of common shares.  Under certain circumstances, the Depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

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

Interest Rate Risk

On December 31, 2013, our outstanding debt accrued interest at the CDI, FIXED, TJLP and IPCA totaled R$4,867 million.  On the same date, we had cash and cash equivalents, in the amount of R$5,288 million in instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2013 would have resulted in a variation of R$48.6 million in our interest expenses from financial contracts and a variation of R$52.9 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

Exchange Rate Risk

As of December 31, 2013, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans.  We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

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

Item 12.  Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	Description of American Depositary Receipts in Respect of Common Shares

Our depositary is J.P. Morgan, with its corporate trust office at which the ADRs will be administered is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401, United States.

Each ADS represents five common shares, deposited with the custodian and registered in the name of the depositary.

Charges of Depositary

The depositary may charge U.S$5.00 per 100 ADSs (or portion thereof) from each person to whom ADRs are issued against deposits of common shares, including deposits in respect of distributions of additional common shares, rights and other distributions, as well as from each person surrendering ADRs for withdrawal.

In addition, the following fees and charges will be incurred by ADR holders, any party depositing or withdrawing common shares or any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by TIM Participações or an exchange of stock regarding the ADRs or deposited securities or a distribution of ADRs pursuant to the deposit agreement), whichever is applicable:
Depositary Actions:	Description of Fees Incurred by ADR Holders per Payment:
Depositing or substituting the underlying shares	U.S.$5.00 per 100 ADSs (or portion thereof)
Receiving or distributing dividends	U.S.$0.02 or less per ADS (or portion thereof)
Selling or exercising rights	U.S.$5.00 per 100 ADSs for all distributions of securities or the net cash proceeds from the sale thereof
Withdrawal of an underlying security	U.S.$5.00 per 100 ADSs or portion thereof plus a U.S.$20.00 fee
Transferring, splitting, grouping receipts	U.S.$1.50 per ADR or ADSs for transfers made, to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded
As necessary, transfer or registration fees, if any, in connection with the deposit or withdrawal of deposited securities
General depositary services	As necessary, expenses incurred by the depositary in connection with the conversion of reais into U.S. dollars
As necessary, cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing or delivering common shares, ADRs or any deposited securities

As necessary, any fees and expenses incurred by the depositary in connection with the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

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

During the year ended December 31, 2013, we received from our depositary U.S.$1,630,843.21 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities. See also “Item 10. Additional Information—E. Taxation.”

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.  Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2013.  Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework set in 1992.  Our management concluded that as of December 31, 2013, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2013.

(c) Audit Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2013.  Their attestation report on internal controls over financial reporting is included herein.

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

Item 16.  [Reserved]

Item 16A.  Audit Committee Financial Expert

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five members and an equal number of alternates, who may or may not be shareholders, elected by the Board of Directors. This year we have three members. Our Statutory Audit Committee has determined that one of its members, Mr. Samuel de Paula Matos, an independent members of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

Item 16B.  Code of Ethics

We have adopted a Code of Conduct and Transparency that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Executive Officers, controlling shareholders and members of our Statutory Audit Committee in accordance with CVM rules satisfying the requirements of Brazilian Law. Our Code of Conduct and Transparency is filed as an exhibit to this annual report and is available on our website at http://www.tim.com.br/ir. The Code of Conduct and Transparency is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4. Information on the Company—A. History  and Development of the Company—Basic Information.” The Code of Conduct and Transparency was updated on the Board of Directors’ meeting held on May 3, 2010.

Our Code of Conduct and Transparency does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of Sarbanes-Oxley.  However, pursuant to company policy and section 156 of Brazilian corporate law No. 6.404 an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company.  This disqualification must be disclosed to the board.  Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

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

Item 16C.  Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Auditores Independentes, during the years ended December 31, 2013 and 2012:

	Year ended December 31,
	2013	2012
	(in thousands of reais)
Audit fees	2,834	2,654
Audit–related fees	1,098	615
Tax fees	—	63
All other fees	—	—
Total fees	3,932	3,332

Audit fees in the above table are the aggregate fees billed PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes Oxley Act.

In 2013, our external auditors provided audit and audit-related services other than in connection with the audit of our financial statements.  Such services included (1) services related to the audit of our internal controls over financial reporting, (2) accounting assistance and advice, (3) agreed procedures for aspects of regulatory accounting, and (4) tax audit assistance.

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Statutory Audit Committee. Accordingly, the Statutory Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors, or the PreApproval Policy.  Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre- approved by the Statutory Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Statutory Audit Committee of pre-approved services.  The Pre-Approval Policy is detailed as to the particular services to be provided. Additionally, the Pre- Approval Policy affirms that the Statutory Audit Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management. All non-audit services provided by the Group’s principal auditing firm were approved by the audit committee, and all such non-audit services to be provided in the future will also require approval from the audit committee.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.  We have created a Statutory Audit Committee in accordance with Exchange Act Rule 10A-3 and CVM Instruction 509/2011.  For more details, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Statutory Audit Committee.”

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

Committees

Even though we are not required under applicable Brazilian corporate law to have special advisory committees of the Board of Directors, we have three such committees: the Statutory Audit Committee, the Internal Control and Corporate Governance Committee and the Compensation Committee.  The first was implemented on December 12, 2013 and the last two were implemented on September 30, 2008.  Pursuant to our By-laws, our shareholders elect our directors at a general shareholders’ meeting.  Our shareholders also establish compensation for our directors and executive officers.

Audit Committee and Additional Requirements

The Statutory Audit Committee was created and its members appointed at the shareholders’ meeting held on December 12, 2013, in accordance with Rule 10A-3 under Section 301 of Sarbanes-Oxley and CVM Instruction 509/2011. The Statutory Audit Committee’s internal regulations were approved at the Board of Directors meeting held on December 23, 2013.

The Statutory Audit Committee is composed of at least three (3) and at the most five (5) members, all elected by the Board of Directors, who serve two-year terms of office, matching the terms of the members of the Board of Directors.  Re-election is permitted up to, for a maximum period of 10 years.  Our Board of Directors may dismiss members of the Statutory Audit Committee at any time and without cause.

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

4.1*	Promissory Note, dated as of July 31, 2013, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower.
4.2*	Master Loan Agreement, dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower.
4.3*	Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower.
4.4*	Promissory Note, dated as of September 19, 2013, between JPMorgan Chase Bank, National Association, as lender, and TIM Celular S.A., as borrower.
4.5*
English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor.

4.6*	English Summary of Term of Authorization for Use of Radiofrequencies, dated as of April 3, 2013, between Anatel (the National Telecommunications Agency) and TIM Celular S.A.
4.7
Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social),  as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.

4.8
Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.

4.9
Credit Agreement, dated as of January 28, 2008, between TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.10
Finance Contract, dated as of December 29, 2011, among European Investment Bank, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.11
Loan Agreement dated as of September 5, 2011, between Tim Celular and JP Morgan, under Resolution CMN No. 4131, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.12
Loan Agreement dated as of September 6, 2011, between Tim Celular and Bank of America, under Resolution CMN No. 4131, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.13
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (as later denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.14
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (as later denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.15
Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and AES Communications Rio de Janeiro S/A. (as later denominated TIM Fiber RJ S/A) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.16
Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.17
Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.18
Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.19
Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.20
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

4.23
Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.24
Loan Agreement, dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.25
Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.26
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.27
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

4.29
Credit Agreement, dated as of August 10, 2005, among BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

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

3G: The third generation of mobile telecommunications network technology that comply with the IMT-2000 standard as defined by the International Telecommunications Union (ITU).

4G: The fourth generation of mobile telecommunications network technology succeeding 3G, which comply with the IMT-Advanced standard as defined by the International Telecommunications Union (ITU).

Access Network: The part of a telecommunications network which connects subscribers to their immediate service provider. It is contrasted with the core network, which connects local providers to each other.

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

Core Network:  The central part of a telecommunication network that connects local providers to each other and provides various services to customers who are connected by the access network.

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

LTE: Long Term Evolution, or a wireless broadband technology designed to support roaming Internet access via cell phones and handheld devices

MMDS:  A multichannel multipoint distribution service.

MMS:  An enhanced version of short message services, which allows users the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or email account.

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

RAN: A radio access netowrk, or the wireless radio frequency-based portion of a network providing access from a mobile terminal device (transmitter/receiver) to the core, or backbone, network of the radio service provider and ultimately to the public switched telephone network or the Internet or other IP-based network.

Roaming:  A function that enables customers to use their mobile telephone on networks of service providers other than the one with which they signed their initial contract.

SMS: Two-way short (or text) message services, allowing users to send and receive short messages to and from users of networks of other carriers.

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

TIM PARTICIPAÇÕES S.A.

Dated:	April 15, 2014	By:	/s/ Rodrigo Modesto de Abreu
			Name:	Rodrigo Modesto de Abreu
			Title:	Chief Executive Officer

By:	/s/ Claudio Zezza
	Name:	Claudio Zezza
	Title:	Chief Financial Officer

TIM Participações S.A. and
Subsidiaries
Financial statements as at
December 31, 2013, 2012 and 2011
 and independent auditor's report

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders
TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Rio de Janeiro, April 15, 2014

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 “F” RJ

/s/ Sérgio Eduardo Zamora
Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4 “S” RJ

TIM Participações S.A. and subsidiaries

Balance sheets at December 31
In thousands of reais	(A free translation of the original in Portuguese)

Assets	2013	2012	Liabilities	2013	2012

Current assets			Current liabilities
Cash and cash equivalents (Note 6)	5,287,642	4,429,780	Suppliers (Note 18)	5,255,337	4,293,121
Financial assets valued at fair value through profit or loss (Note 7)		810	Borrowings and financing (Note 19)	966,658	951,013
Trade accounts receivable (Note 8)	3,513,029	3,650,871	Leases (Note 17)	9,557
Inventories (Note 9)	296,829	269,145	Derivative transactions (Note 40)	44,418	42,061
Indirect taxes and contributions recoverable (Note 10)	913,215	906,101	Labor obligations (Note 20)	170,556	133,283
Direct taxes and contributions recoverable (Note 11)	370,626	331,225	Indirect taxes, fees and contributions (Note 21)	580,625	635,061
Prepaid expenses (Note 13)	206,354	180,371	Direct taxes, fees and contributions (Note 22)	115,103	204,917
Derivative transactions (Note 40)	11,969	104,712	Dividends payable (Note 26)	396,879	373,241
Other assets (Note 15)	141,140	94,702	Authorizations payable (Note 2)	77,216	369,583
			Other liabilities (Note 23)	431,754	372,942
	10,740,804	9,967,717
				8,048,103	7,375,222
Non-current assets
Long-term receivables			Non-current liabilities
Financial assets valued at fair value through profit or loss (Note 7)	28,681	21,834	Borrowings and financing (Note 19)	3,779,998	3,439,082
Trade accounts receivable (Note 8)	35,959	61,305	Derivative transactions (Note 40)		36,144
Indirect taxes and contributions recoverable (Note 10)	536,757	215,261	Leases (Note 17)	313,113
Direct taxes and contributions recoverable (Note 11)	22,537	21,658	Indirect taxes, fees and contributions (Note 21)	86	246,180
Deferred income tax and social contribution (Note 12)	1,064,721	1,252,018	Direct taxes, fees and contributions (Note 22)	226,668	175,892
Judicial deposits (Note 14)	720,261	821,312	Deferred income tax and social contribution (Note 12)	337,770	196,806
Prepaid expenses (Note 13)	96,906	94,038	Provision and contingencies (Note 24)	372,075	311,287
Derivative transactions (Note 40)	234,894	84,095	Pension plans and other post-employment benefits (Note 41)	1,084	4,486
Other assets (Note 15)	13,224	14,040	Provision for future asset retirement (Note 25)	299,813	298,808
	2,753,940	2,585,561	Other liabilities (Note 23)	164,817	192,200

				5,495,424	4,900,885
Property, plant and equipment (Note 16)	8,207,242	7,566,510	Total Liabilities	13,543,527	12,276,107
Intangible assets (Note 17)	6,436,181	5,989,189

	17,397,363	16,141,260	Shareholders' equity (Note 26)
			Capital	9,839,770	9,839,770
			Capital reserves	1,217,640	387,000
			Carrying value adjustments	2,013	(232)
			Revenue reserves	3,538,586	3,609,701
			Treasury shares	(3,369)	(3,369)

			Total shareholders´ equity	14,594,640	13,832,870
Total assets
	28,138,167	26,108,977	Total liabilities and shareholders' equity	28,138,167	26,108,977

TIM Participações S.A. and subsidiaries

Statements of income
Years ended December 31
In thousands of reais	(A free translation of the original in Portuguese)
	2013	2012	2011
		(Reclassified)	(Reclassified)

Net operating revenues (Note 27)	19,921,291	18,763,947	17,085,977

Cost of services rendered and goods sold (Note 29)	(10,822,202)	(9,880,984)	(8,542,639)

Gross income	9,099,089	8,882,963	8,543,338

Operating revenues (expenses)
Sales (Note 30)	(4,911,522)	(4,774,161)	(4,848,512)
General and administrative (Note 31)	(1,012,556)	(1,029,943)	(963,394)
Other operating expenses, net (Note 32)	(736,138)	(755,489)	(663,783)
	(6,660,216)	(6,559,593)	(6,475,689)

Operating income	2,438,873	2,323,370	2,067,649

Finance income (costs):
Finance income (Note 33)	451,391	479,015	480,429
Finance costs (Note 34)	(749,700)	(644,754)	(725,116)
Foreign exchange variations, net (Note 35)	(4,411)	(4,151)	519

	(302,720)	(169,890)	(244,168)

Income before income and social contribution taxes	2,136,153	2,153,480	1,823,481
Income tax and social contribution (Note 36)	(630,539)	(704,592)	(545,636)

Net income for the year	1,505,614	1,448,888	1,277,845

Earnings per share attributable to shareholders of the Company (in R$ per share)

Basic earnings per share (Note 37)	0.6230	0.5995	0.5645

Diluted earnings per share (Note 37)	0.6228	0.5994	0.5642

TIM Participações S.A. and subsidiaries

Statements of comprehensive income
Years ended December 31
In thousands of reais	(A free translation of the original in Portuguese)

	2013	2012	2011

Net income for the year	1,505,614	1,448,888	1,277,845

Other comprehensive income
Items that will not be reclassified to profit or loss
Pension plans and other post-employment benefits (Note 41)	2,245	(232)	-

Total comprehensive income for the year	1,507,859	1,448,656	1,277,845

Attributable to
Shareholders of the Company	1,507,859	1,448,656	1,277,845

The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and subsidiaries

Statements of changes in shareholders’ equity
In thousands of reais	(A free translation of the original in Portuguese)

			Revenue reserves

	Capital	Capital reserves	Legal reserve	Reserve for expansion	Proposed additional dividends	Treasury shares	Carrying value adjustments	Retained earnings	Total

Balances at December 31, 2010	8,149,096	396,129	226,848	1,528,736	-	-			10,300,809

Total comprehensive income for the year
Net income for the year	-	-	-	-		-	-	1,281,228	1,281,228

Total comprehensive income for the year	-	-	-	-		-		1,281,228	1,281,228

Total contributions by and distributions to shareholders
Stock options (Note 27)		3,929							3,929
Treasury shares						(3,369)			(3,369)
Increase in capital through transfer of reserves (Note 27)	15,569	(15,569)
Capital increase due to the public offering of shares (Note 27)	1,640,854								1,640,854
Capital increase due to over-allotment of shares (Note 27)	81,368								81,368
Costs from public offering of shares (Note 27)	(47,117)								(47,117)
Business combination impact				(3,383)					(3,383)
Allocation of net income for the year:							-
Legal reserve (Note 26)			64,061					(64,061)
Dividends (Note 26)								(304,292)	(304,292)
Recognition of reserve for expansion (Note 26)	-	-	-	912,875				(912,875)
Dividends recorded directly in shareholders' equity	-	-	-	3,327					3,327

Total contributions by and distributions to shareholders	1,690,674	(11,640)	64,061	912,819		(3,369)		(1,281,228)	1,371,317

Balances at December 31, 2011	9,839,770	384,489	290,909	2,441,555	-	(3,369)			12,953,354

Total comprehensive income for the year
Net income for the year								1,448,888	1,448,888
Effect of supplementary retirement amount recorded directly in the subsidiary's shareholders’ equity							(232)		(232)

Total comprehensive income for the year					-		(232)	1,448,888	1,448,656

Total contributions by and distributions to shareholders
Stock options (Note 27)		2,511							2,511
Effect of merger of subsidiaries TIM Fiber SP and TIM Fiber RJ				(1,477)					(1,477)

TIM Participações S.A. and subsidiaries

Statements of changes in shareholders’ equity
In thousands of reais	(A free translation of the original in Portuguese)

			Revenue reserves

	Capital	Capital reserves	Legal reserve	Reserve for expansion	Proposed additional dividends	Treasury shares	Carrying value adjustments	Retained earnings	Total

Allocation of net income for the year:
Legal reserve (Note 26)			72,444					(72,444)
Dividends (Note 26)								(344,111)	(344,111)
Recognition of reserve for expansion (Note 26)				1,032,333				(1,032,333)
Supplementary dividends				(229,160)					(229,160)
Dividends recorded directly in shareholders' equity				3,097					3,097

Total contributions by and distributions to shareholders		2,511	72,444	804,793				(1,448,888)	(569,140)

Balances at December 31, 2012	9,839,770	387,000	363,353	3,246,348		(3,369)	(232)		13,832,870

Total comprehensive income for the year

Net income for the year								1,505,614	1,505,614
Effect of retirement benefit supplement recorded directly in the subsidiary's equity							2,245		2,245

Total comprehensive income for the year							2,245	1,505,614	1,507,859

Total contributions by and distributions to shareholders
Stock options (Note 27)		4,244							4,244
Allocation of net income for the year:
Legal reserve (Note 26)			75,281					(75,281)
Dividends (Note 26)								(357,583)	(357,583)
Classification as reserve for tax benefits		826,396		(699,201)				(127,195)
Proposed additional dividends 2013					485,722			(485,722)	-
Recording of reserve for expansion (Note 26)				459,833				(459,833)
Supplementary dividends				(398,889)					(398,889)
Dividends recorded directly in shareholders' equity				4,805					4,805
Reversal of put option balance				1,334					1,334

Total contributions by and distributions to shareholders		830,640	75,281	(632,118)				(1,505,614)	(746,089)

Balances at December 31, 2013	9,839,770	1,217,640	438,634	3,099,952		(3,369)	2,013		14,594,640
The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and subsidiaries

Statements of cash flows
Years ended December 31
In thousands of reais	(A free translation of the original in Portuguese)

	2013	2012	2011
		(Reclassified)	(Reclassified)
Operating activities
Income before income tax (IR) and social contribution (CSLL)	2,136,153	2,153,480	1,823,481

Adjustments to reconcile income to net cash from operating activities:
Depreciation and amortization	2,767,870	2,688,588	2,595,968
Residual value of property, plant and equipment and intangible assets written-off	11,889	13,927	20,904
Interest on asset retirement obligations	4,144	2,617	(1,144)
Recognition (reversal) of provision and contingencies	287,174	236,047	170.341
Monetary adjustment of judicial deposits and contingencies	64,020	35,419	(8.643)
Monetary adjustment of dividends	7,564	-	-
Interest, monetary and exchange variations and other financial adjustments	496,884	284,880	459,363
Provision for doubtful debts (Note 8)	240,051	250,972	231,529
Stock options (Note 27)	4,244	2,511	3,929

	6,019,993	5,668,441	5,295,728

Decrease (increase) in operating assets
Trade accounts receivable	(3,909)	(541,421)	(782,853)
Taxes and contributions recoverable	(355,737)	197,651	(376,974)
Inventories	(27,684)	4,026	(39,379)
Prepaid expenses	(28,851)	(68,342)	(11,418)
Judicial deposits	134,096	(181,383)	(185,610)
Other assets	(41,068)	(24,501)	33,400

Increase (decrease) in operating liabilities
Labor obligations	37,273	(12,520)	11,606
Suppliers	895,908	550,594	573,532
Taxes, fees and contributions	(644,194)	(625,864)	63,387
Authorizations payable	(292,366)	327,162	2,122
Provision and contingencies	(323,451)	(222,000)	(218,105)
Other liabilities	(100,508)	46,352	(5.849)

Net cash from operating activities	5,269,502	5,118,195	4,359,587

Investment activities
Financial assets stated at fair value through profit or loss	(6,037)	5,101	5,744
Additions to property, plant and equipment and intangible assets	(3,557,767)	(3,764,726)	(3,027,113)
Asset retirement obligations	(3,139)	34,273	7,324
Cash from the acquisition of TIM Fiber RJ and TIM Fiber SP	-	-	18,973
Acquisition of TIM Fiber RJ and TIM Fiber SP	-	-	(1,529,588)

Net cash from (used in) investment activities	(3,566,943)	(3,725,352)	(4,524,660)

Financing activities
Capital increase	-	-	1,722,222
Costs from the Issuance of Shares	-	-	(47,117)
Treasury shares			(3,369)
New borrowings	1,109,757	1,694,750	892,866
Repayment of borrowings	(1,260,914)	(1,323,243)	(939,119)
Payment of financial lease	(1,913)	-	-
Reimbursement to shareholders - reverse stock split of TIM Fiber RJ S.A. shares	(31)	(549)	-
Derivative transactions	42,513	(73,593)	(87,433)
Dividends paid	(734,908)	(523,283)	(486,354)
Reimbursement of dividends	799	-	-

Net cash used in financing activities	(844,697)	(225,918)	1,051,696

Increase (decrease) in cash and cash equivalents	857,862	1,166,925	886,623

Cash and cash equivalents at the beginning of the year	4,429,780	3,262,855	2,376,232

Cash and cash equivalents at the end of the year	5,287,642	4,429,780	3,262,855

TIM Participações S.A. and subsidiaries

Statements of cash flows
Years ended December 31
In thousands of reais	(A free translation of the original in Portuguese)

Supplementary disclosure about consolidated cash flow

		2013	2012	2011

●	Interest paid	230,238	299,739	225,180
●	Income tax and social contribution paid	319,765	287,439	269,827

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

1	Operations

TIM Participações S.A. ("TIM Participações" or "Company" or “Group”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. ("TIM Brasil"). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.68% of the capital of TIM Participações at December 31, 2013 and 2012. The Company's main purpose is to control companies providing telecommunications services, including personal mobile telephones in their areas of concession and/or licenses. The services provided by TIM Participações' subsidiaries are regulated by the Agência Nacional de Telecomunicações ("Anatel").

The Company's shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or "CVM") and the U.S. Securities and Exchange Commission ("SEC"). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a)	TIM Celular S.A. ("TIM Celular")

The Company holds 100% of TIM Celular. This subsidiary provides Landline Telephone Services ("STFC") - Domestic Long Distance and International Long Distance voice services; Personal Mobile Service ("SMP"); and Multimedia Communication Service ("SCM") in all Brazilian states and in the Federal District.

(b)	Intelig Telecomunicações Ltda. ("Intelig")

The Company also holds 100% of Intelig's shares. This company provides STFC and SCM services in all Brazilian states and in the Federal District (DF).

2	Licenses for radio frequencies

Licenses to use radio frequencies for SMP services are for a fixed period and in most cases may be renewed for a further 15 years. Licenses held by the subsidiary TIM Celular as of December, 31, 2013, as well as their expiration dates, are shown in the table below. The cost of renewal is included in the Instrument of Licenses for Radiofrequencies and consists of biannual payment to the Granting Authority of the amount equal to 2% of the net revenues recorded in the year that ends each biannual period. The payment considers only the net revenues directly related to the regions covered by each renewed license. As of December 31, 2013, the Company had accounts payable related to the licenses renewal in the amount of R$77,216.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Expiration date

Concession areas	450 MHz	800MHz, 900 MHz and 1.800 MHz	Additional frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz (Band V1 - 4G)	2500 MHz (Band P** - 4G)

Amapá, Roraima, Pará, Amazonas and Maranhão		Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	AM - Sept. 2014 PA - Feb. 2024*
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2016	ES - Apr. 2023-	Apr. 2023	Oct. 2027	RJ - Feb. 2024*
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná	PR - Oct. 2027	Mar. 2016	Apr. 2023-	Apr. 2023	Oct. 2027	DF - Feb. 2024*
São Paulo		Mar. 2016	Countryside - Apr. 2023-	Apr. 2023	Oct. 2027	-
Paraná (except municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024*
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-
Municipality and region of Pelotas in Rio Grande do Sul		Apr. 2024*		Apr. 2023	Oct. 2027	-
Pernambuco		May, 2024*		Apr. 2023	Oct. 2027	-
Ceará		Nov. 2023*		Apr. 2023	Oct. 2027	-
Paraíba		Dec. 2023*		Apr. 2023	Oct. 2027	-
Rio Grande do Norte		Dec. 2023*		Apr. 2023	Oct. 2027	-
Alagoas		Dec. 2023*		Apr. 2023	Oct. 2027	-
Piauí		Mar. 2024*		Apr. 2023	Oct. 2027	-
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)		Apr. 2013	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015
Bahia and Sergipe		Aug. 2027*		Apr. 2023	Oct. 2027	-

*	Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.

**	Only supplementary areas in the specific states

Regarding licenses held for provision of services for the 4th Generation of SMP ("4G"), on October 16, 2012, TIM Celular, together with the other winning bidders, signed the aforesaid Instrument of Authorization. The subsidiary paid the equivalent of 10% of the amount attributed to the Concession Instrument in the G4 auction, disbursing R$ 36.478. The remaining 90% was settled on May 29, 2013, and although the levying of monetary correction on this last installment, amounting to R$ 24,586 and which to date has not been provided, due to a favorable opinion from the Office of the Federal Attorney General (Opinion n. 4.814/2013), there is still no final decision from the Agency.

Also on October 16, 2012, Intelig was authorized to use the 450MHz radio frequency, so as to meet the rural telephone commitments arising from Bid Notice No. 004/2012/PVCP/SPV - Anatel.

The terms of the STFC and SCM Licenses held by TIM Participações' subsidiaries are undetermined.

3	Basis for preparation and submission of financial statements

The significant accounting policies applied to the preparation of these financial statements are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(a)	General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value for financial assets and liabilities (including derivative instruments) evaluated at fair value.

The consolidated financial statements were prepared and are shown according to the accounting practices adopted in Brazil (which take into account the pronouncements issued by the Accounting Pronouncements Committee- "CPCs") and according to the International Financial Reporting Standards - "IFRS"). Without divergences in the application of the CPCs/IFRS, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

Assets and liabilities are reported according to their degree of liquidity and liability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1 (CPC 26).

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material to the  financial statements, are described in Note 5.

(b)	Comparability of financial statements

Reclassification for better disclosure

(b.1)        Reclassification in the income statement from the "Other operating expenses" group, to the "Financial costs" group, referring to monetary restatement on tax contingencies.

(b.2)        Reclassification in the income statement from the "Exchange variations, net" group, to the "Financial costs" and "Financial income" groups refers to interest on swap transactions.

(b.3)        In the cash flows statement, elimination of the effect of yields of the financial investments from “operational activities” as it is yields from cash and cash equivalents.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Statements of income:				2012

	Original	b.1	b.2	Reclassified

Net operating revenues	18,763,947			18,763,947
Costs of services provided and goods sold	(9,880,984)			(9,880,984)

Gross income	8,882,963			8,882,963

Operating revenues (expenses):
Sales	(4,774,161)			(4,774,161)
General and administrative	(1,029,943)			(1,029,943)
Other operating revenues (expenses), net	(757,414)	1,925		(755,489)

	(6,561,518)	1,925		(6,559,593)

Operating income	2,321,445	1,925		2,323,370

Finance income (expenses):
Finance income	304,034		174,981	479,015
Finance costs	(428,116)	(1,925)	(214,713)	(644,754)
Foreign exchange variations, net	(43,883)		39,732	(4,151)

	(167,965)	(1,925)		(169,890)

Income before income and
social contribution taxes	2,153,480			2,153,480

Income and social contribution taxes	(704,592)			(704,592)

Net income for the period	1,448,888			1,448,888

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Statements of income:				2011

	Original	b.1	b.2	Reclassified

Net operating revenues	17,085,977			17,085,977
Costs of services provided and goods sold	(8,542,639)			(8,542,639)

Gross income	8,543,338			8,543,338

Operating revenues (expenses):
Sales	(4,848,512)			(4,848,512)
General and administrative	(963,394)			(963,394)
Other operating revenues (expenses), net	(669,093)	5,310		(663,783)

	(6,480,999)	5,310		(6,475,689)

Operating income	2,062,339	5,310		2,067,649

Finance income (expenses):
Finance income	310,521		169,908	480,429
Finance costs	(448,779)	(5,310)	(271,027)	(725,116)
Foreign exchange variations, net	(100,600)		101,119	519

	(238,858)	(5,310)		(244,168)

Income before income and
social contribution taxes	1,823,481			1,823,481

Income and social contribution taxes	(545,636)			(545,636)

Net income for the period	1,277,845			1,277,845

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Statements of cash flows:

	2012
	Original	b.1	b.3	Reclassified
Operating activities
Income before income tax (IR) and social contribution (CSLL)	2,153,480			2,153,480

Adjustments to reconcile income to net cash from operating activities:
Depreciation and amortization	2,688,588			2,688,588
Residual value of property, plant and equipment and intangible assets written-off	13,927			13,927
Interest on asset retirement obligations	2,617			2,617
Recognition (reversal) of provision and contingencies	237,972	(1,925)		236,047
Monetary adjustment of judicial deposits and contingencies	33,494	1,925		35,419
Monetary adjustment of dividends
Interest, monetary and exchange variations and other financial adjustments	284,880			284,880
Interest on financial adjustments	(153,026)		153,026	-
Provision for doubtful debts (Note 8)	250,972			250,972
Stock options (Note 27)	2,511			2,511
	5,515,415	-	153,026	5,668,441

Decrease (increase) in operating assets
Trade accounts receivable	(541,421)			(541,421)
Taxes and contributions recoverable	197,651			197,651
Inventories	4,026			4,026
Prepaid expenses	(68,342)			(68,342)
Dividends received
Judicial deposits	(181,383)			(181,383)
Other assets	(24,501)			(24,501)
Increase (decrease) in operating liabilities
Labor obligations	(12,520)			(12,520)
Suppliers	550,594			550,594
Taxes, fees and contributions	(625,864)			(625,864)
Authorizations payable	327,162			327,162
Provision and contingencies	(222,000)			(222,000)
Other liabilities	46,352			46,352

Net cash from operating activities	4,965,169	-	153,026	5,118,195

Investment activities
Financial assets stated at fair value through profit or loss	158,127		(153,026)	5,101
Additions to property, plant and equipment and intangible assets	(3,764,726)			(3,764,726)
Asset retirement obligations	34,273			34,273

Net cash from (used in) investment activities	(3,572,326)	-	(153,026)	(3,725,352)

Financing activities
New borrowings	1,694,750			1,694,750
Repayment of borrowings	(1,323,243)			(1,323,243)
Reimbursement to shareholders - reverse stock split of TIM Fiber RJ S.A. shares	(549)			(549)
Derivative transactions	(73,593)			(73,593)
Dividends paid	(523,283)			(523,283)

Net cash used in financing activities	(225,918)	-	-	(225,918)

Increase (decrease) in cash and cash equivalents	1,166,925	-	-	1,166,925

Cash and cash equivalents at the beginning of the year	3,262,855			3,262,855
Cash and cash equivalents at the end of the year	4,429,780			4,429,780

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

	2011
	Original	b.1	b.3	Reclassified
Operating activities
Income before income tax (IR) and social contribution (CSLL)	1,823,481			1,823,481

Adjustments to reconcile income to net cash from operating activities:
Depreciation and amortization	2,595,968			2,595,968
Residual value of property, plant and equipment and intangible assets written-off	20,904			20,904
Interest on asset retirement obligations	(1,144)			(1,144)
Recognition (reversal) of provision and contingencies	175,651	(5,310)		170.341
Monetary adjustment of judicial deposits and contingencies	(13,953)	5,310		(8.643)
Interest, monetary and exchange variations and other financial adjustments	459,363			459,363
Interest on financial adjustments	(205,407)		205,407	-
Provision for doubtful debts (Note 8)	231,529			231,529
Stock options (Note 27)	3,929			3,929
	5,090,321	-	205,407	5,295,728

Decrease (increase) in operating assets
Trade accounts receivable	(782,853)			(782,853)
Taxes and contributions recoverable	(376,974)			(376,974)
Inventories	(39,379)			(39,379)
Prepaid expenses	(11,418)			(11,418)
Judicial deposits	(185,610)			(185,610)
Other assets	33,400			33,400

Increase (decrease) in operating liabilities
Labor obligations	11,606			11,606
Suppliers	573,532			573,532
Taxes, fees and contributions	63,387			63,387
Authorizations payable	2,122			2,122
Provision and contingencies	(218,105)			(218,105)
Other liabilities	(5.849)			(5.849)

Net cash from operating activities	4,154,180	-	205,407	4,359,587

Investment activities
Financial assets stated at fair value through profit or loss	211,151		(205,407)	5,744
Additions to property, plant and equipment and intangible assets	(3,027,113)			(3,027,113)
Asset retirement obligations	7,324			7,324
Cash from the acquisition of TIM Fiber RJ and TIM Fiber SP	18,973			18,973
Acquisition of TIM Fiber RJ and TIM Fiber SP	(1,529,588)			(1,529,588)

Net cash from (used in) investment activities	(4,319,253)	-	(205,407)	(4,524,660)

Financing activities
Capital increase	1,722,222			1,722,222
Costs from the Issuance of Shares	(47,117)			(47,117)
Treasury shares	(3,369)			(3,369)
New borrowings	892,866			892,866
Repayment of borrowings	(939,119)			(939,119)
Derivative transactions	(87,433)			(87,433)
Dividends paid	(486,354)			(486,354)

Net cash used in financing activities	1,051,696	-	-	1,051,696

Increase (decrease) in cash and cash equivalents	886,623	-	-	886,623

Cash and cash equivalents at the beginning of the year	2,376,232	-	-	2,376,232

Cash and cash equivalents at the end of the year	3,262,855	-	-	3,262,855

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(c)	Approval of the financial statements

These financial statements were approved by the Board of Directors of the Company on February 13, 2014.

4	Summary of significant accounting practices

The following accounting practices adopted in preparing these consolidated statements are the International Financial Reporting Standards ( IFRS), as issued by IASB.

(a)	Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statements of income.

(b)	Consolidation procedures

Subsidiaries are all entities (including structured entities)  in which the Group holds the control. The Group controls an entity when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  The consolidation is interrupted from the date that the Group loses the control over that entity.

The following companies are consolidated in the financial statements:

		Interest

Corporate name	Status	2013	2012

TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g., shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of acquisition cost over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as a receipt.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial information used in the consolidation is the same for all Group companies.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(c)	Segment information

Operating segments are the entity's components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity's chief operating decision maker, in order to make decisions on the allocation of resources to each individual segment and to assess their performance. For an operating segment to exist, it must have separate financial information available.

The Company's chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

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

Cash and cash equivalents include cash, bank deposits and other short-term high liquidity investments, with original maturities of up to three months following the investment date, with an insignificant risk of change in value.

(e)	Financial assets and liabilities

(e.1)	Financial assets

(e.1.1)	Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) loans and receivables. On all dates shown in these financial statements Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, where these assets are given in guarantee, or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

(b)	Loans and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the financial statements they are classified as "accounts receivable", "cash and cash equivalents" and "other assets".

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(e.1.2)	Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as financial income and costs. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

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

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of its financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

•	material financial difficulties of the issuer or borrower;

•	a breach of contract, such as default or late payment of interest or principal;

•	the Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;

•	it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

•	the disappearance of an active market for that financial asset because of financial difficulties; and

•
Observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot be identified by individual analysis of the individual financial assets in the portfolio. These data include:

(i)	adverse changes in the payment status of borrowers in the portfolio; and
(ii)	national or local economic conditions that correlate with defaults on assets in the portfolio.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

The amount of the impairment loss is measured as the difference between the book value of the assets and the new value (fair value less cost to sell / value in use) calculated after allowing for any of the situations mentioned above. Where impairment losses are identified, they are recognized directly in the profit or loss for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower's credit worthiness), the reversal of the impairment loss is also recognized in the consolidated statement of income for the year.

(e.2)	Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and borrowings and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary correction, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of financial income or costs. On the dates presented in these financial statements, this category is composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest method. Under this method, transaction costs impact the initial liability amount, affecting the determination of the effective interest rate. This rate is the rate that exactly discounts all the cash flows from the financial instrument. The appropriation of financial costs, according to the effective interest rate method, is recognized in the income statement under "financial costs". On the dates of presentation of these financial statements, this category includes mainly borrowings and financing and accounts payable to suppliers of the Company.

(f)	Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest method less impairment for accounts receivables ("impairment").

The impairment of accounts receivables is recorded as a reduction in accounts receivable in an amount deemed sufficient to cover possible losses on these receivables, based on the profile of the subscriber portfolio, the period for which the accounts have been overdue, the economic situation and the risks involved in each case.

(g)	Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

(h)	Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(i)	Prepaid expenses

These are initially stated at actual amounts disbursed and are appropriated to income according to the accrual method as they are incurred.

(j)	Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

(k)	Property, plant and equipment

Property, plant and equipment are stated at acquisition or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual value (Note 16). The Company recognizes its assets by individual component.

The estimated costs of disassembling towers and equipment on rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability "provision for future asset retirement". Interest incurred on updating the provision is classified as financial costs. The accounting for this obligation is made according to ICPC12 / IFRIC 1.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in "Other operating expenses (revenues), net" in the income statement.

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

(l)	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and provision for impairment (if applicable), and reflect: (i) the purchase of licenses and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on the purchase of companies.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

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

The goodwill is not regularly amortized and must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to the Cash Generating Units (CGUs).

The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

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

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the software to make it available for use.

•	Management plans to complete the software and use it or sell it.

•	the software will generate probable future economic benefits, that can be demonstrated.

•	technical, financial and other resources are available to conclude development and use or sell the software.

•	the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

As stated above, as the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

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

(n)	Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it.

(o)	Accounts payable to suppliers

Accounts payable to suppliers are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(p)	Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to expense. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the income statement accounts in accordance with the employee's original cost center.

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

Past service costs are recognized immediately in income. Gains and losses arising from remeasurements are recorded in the shareholders' equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of staff of the Company or its subsidiaries. If the employee leaves the Company and its subsidiaries within the period required to be entitled to withdraw the contributions made by the sponsors, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees, are booked as assets.

Stock option

The Company operates share-based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The Company calculates and records the effects of the stock options in accordance with CPC 10 (R1) (IFRS 2). The fair value of employee services is recognized as an expense, with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted. Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself, and the payment is treated as a transaction settled in cash.

(q)	Income tax and social contribution

Income tax includes current and deferred income tax and social contribution, and transactions are recognized in the income statement. There are no income tax and social contribution amounts recognized in comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

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

Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

(r)	Provision and contingencies

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company's internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure and those where losses are considered remote are not disclosed.

(s)	Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the income statement for the year over the lease period.

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease are recognized in the income statement over the contractual term.

(t)	Shareholders' equity

The principal items which affect the Company's shareholders' equity are subject to the following accounting practices:

Capital

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

When a Group company purchases the Company's shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company's shareholders' equity, until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders' equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company's By-laws.

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

(u)	Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues are derived from monthly subscribers, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The balances are recognized as the services are used, net of sales tax and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

Balances are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled balances from the previous month are reversed out, and unbilled items are calculated again at each current month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators. (the latter are booked as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

(v)	New standards, changes and interpretations of standards not yet in force

All new standards which took effect in 2013 were properly adopted by the Company and did not have material impacts for the Company in their implementation.

The following new standards were issued by the IASB, but  are not in force for the year 2013. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CPC.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

•
IFRIC 21 - "Fees". The interpretation clarified when an entity must recognize an obligation to pay fees in accordance with the legislation. The obligation must only be recognized when the event that generates the obligation takes place. This interpretation applies as of January 1, 2014.

•
IFRS 9 - "Financial Instruments" deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity's business model and on the contractual characteristics of the financial instruments' cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity's own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2015.

There are no other IFRS rules or IFRIC interpretations, which are not yet in force, that could have a significant impact on the Group.

5	Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously evaluated. They are based on our historical experience and factors such as expectations of future events considering the circumstances as of the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions, including significant risk and probable material adjustments in the book values of assets and liabilities for the next fiscal year, are shown below:

(a)	Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of such assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company's business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the base date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these premises.

As at December 31, 2013 and 2012, the main non-financial assets for which this assessment was made are the property, plant and equipment and intangible assets of Intelig and the goodwill in the Company and its subsidiaries (see notes 16 e 17).

(b)	Asset retirement obligation (see note 25)

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company uses estimates to recognize the present value of these costs and their amortization period. These estimates involve projected dismantling costs, the average tenor of the

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

lease agreements and the discount rate to determine their present value. This estimate is susceptible to a variety of economic conditions that may not in fact arise when the assets are actually dismantled.

(c)	Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and temporary differences that are deductible or taxable. In particular, deferred tax assets on income tax and social contribution losses, and temporary differences are recognized to the extent that it is probable that future taxable income will be available to be offset by them. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see note 12).

(d)	Impairment of accounts receivable

The impairment of accounts receivable is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The impairment is considered sufficient to cover any losses on receivables (see note 8).

(e)	Provision and contingencies

Contingencies are analyzed by the Company's management and (internal and external) legal advisors. The Company's reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management's judgment (see note 24).

(f)	Fair value of derivatives and other financial instruments (see note 40)

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

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues to be recognized which are not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

6	Cash and cash equivalents

	2013	2012

Cash and banks	106,176	370,236
Financial investments:
CDB/Repurchases with a due date
within 90 days	5,181,466	4,059,544

	5,287,642	4,429,780

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Bank Deposit Certificates ("CDB") and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without significantly loss of value.

The calculation of the annual average return of the Company's investments, including those not classified as cash and cash equivalents, is 100.8% of the Interbank Deposit Certificate - CDI rate.

7	Financial assets at fair value through profit or loss

	2013	2012

CDB/Repurchases	28,681	22,644
Current portion		(810)

Non-current portion	28,681	21,834

The CDBs and Repurchases classified as current assets are due between 91 and 365 days. The total investments classified as non-current are restricted for use by virtue of legal actions.

8	Accounts receivable

	2013	2012

Billed services	1,015,111	1,027,730
Unbilled services	675,634	740,501
Network use	670,592	777,500
Sale of goods	1,538,664	1,511,159
Other accounts receivable	2,912	2,462

	3,902,913	4,059,352
Provision for doubtful debts	(353,925)	(347,176)

	3,548,988	3,712,176

Current portion	(3,513,029)	(3,650,871)

Non-current portion	35,959	61,305

The fair value of accounts receivable equals the book value shown on December 31, 2013 and 2012. The total amount of BNDES borrowings is guaranteed by accounts receivable (see Note 19).

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Variation in the provision for doubtful debts is as follows:

	2013	2012

Initial balance	347,176	320,755
Provision recorded	240,051	250,972
Provision written-off	(233,302)	(224,551)

Final balance	353,925	347,176

The aging of the accounts receivable is as follows:

	2013	2012

Falling due	2,904,269	3,193,720
Past due for up to 30 days	182,543	52,434
Past due for up to 60 days	67,278	71,866
Past due for up to 90 days	270,096	290,739
Past due for up to 120 days	133,934	160,742
Past due for up to 150 days	40,080	29,540
Past due for more than 150 days	304,713	260,311

	3,902,913	4,059,352

9	Inventories

	2013	2012

Cellular phone sets and tablets	267,305	233,722
Accessories and pre-paid cards	13,031	9,239
TIM chips	32,033	37,839

	312,369	280,800
Provision for adjustment to realizable amount	(15,540)	(11,655)

	296,829	269,145
The change in provision for adjustment to the realizable amount was as follows:

	2013	2012

Opening balance	11,655	15,891

Provision recorded	190,044	168,457
Provision written-off	(186,159)	(172,693)

Closing balance	15,540	11,655

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

10	Indirect taxes and contributions recoverable

	2013	2012

ICMS	1,437,991	1,113,727
Others	11,981	7,635

	1,449,972	1,121,362
Current portion	(913,215)	(906,101)

Non-current portion	536,757	215,261

The ICMS credits refer primarily to the amounts to be offset regarding acquisitions of property, plant and equipment and inventories of the subsidiaries.

11	Direct taxes and contributions recoverable

	2013	2012

Income tax and social contribution	27,637	27,454
PIS/Cofins	326,921	300,105
Others	38,605	25,324

	393,163	352,883

Current portion	(370,626)	(331,225)

Non-current portion	22,537	21,658

The PIS/Cofins amounts recoverable refer primarily to credits involving the purchase of handset inventories.

12	Deferred income tax and social contribution

Deferred income tax and social contribution are calculated using the prevailing rates for each tax. During fiscal years 2013 and 2012, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in Note 36.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

The amounts shown in the accounts are as follows:

	2013	2012

Tax losses	1.320.017	1.405.695
Social contribution losses	488.929	519.773

Temporary differences
Provision for doubtful debts	117.131	116.043
Derivative financial instruments	(68.833)	(37.605)
Provision and contingencies	126.444	105.776
Adjustment to present value - 3G license	18.834	20.776
Deferred tax on CPC adjustments	166.511	159.501
Effect of merger of TIM Fiber s	1.110	1.170
FISTEL judicial deposit	-	72.277
Profit sharing	18.394	11.283
Taxes with suspended enforceability	12.872	12.872
Amortized goodwill - TIM Fibers	(137.612)	(72.915)
Business combination - Intelig	(131.325)	(123.891)
Others	(2.554)	17.214

	1.929.918	2.207.969
Unrecognized tax assets (Intelig and TIM Part)	(1.202.967)	(1.152.757)

	726.951	1.055.212

Portion of deferred tax assets	1.064.721	1.252.018

Portion of deferred tax liabilities	(337.770)	(196.806)

TIM Celular

TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, on the basis of projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

2014	365,137
2015	185,203
2016	253,614
2017	174,903
2018 onwards	85,864

1,064,721

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2013. The time table for the recovery of such credits was approved by the Company's Board of Directors and reviewed by the Audit Committee. It is not necessary to discount the credits to their present values and accordingly no discount rates were applied on this analysis. As mentioned in Note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

Subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$ 173,661 in fiscal year 2013.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Intelig

Based on estimates of future taxable income and taking into account its history of tax losses and social contribution losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Thus the company the whole of these tax assets unrecognized. At December 31, 2013, the total unrecognized amount was R$ 1,129,178 (R$ 1,084,297 at December 31, 2012), of which R$ 1,004,503 refers to income tax losses and social contribution losses, while R$ 124,674 refers to temporary differences. Intelig's liabilities show deferred income tax and social contribution amounting to R$ 131,330 (R$ 123,891 at December 31, 2012), from the adoption of deemed cost at the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At December 31, 2013 the unrecognized deferred tax assets amounted to R$ 73,789 (R$ 68,460 at December 31, 2012).

13	Prepaid expenses

	2013	2012

Rentals and insurance	64,429	56,513
Advertising not released	157,467	139,436
Network swap	55,159	68,038
Others	26,205	10,422

	303,260	274,409

Current portion	(206,354)	(180,371)

Non-current portion	96,906	94,038

On April 1, 2010, the subsidiary Intelig and the GVT entered into a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective fields of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 23). At December 31, 2013, the non-current balances were R$ 8,792 (R$ 8,742 at December 31, 2012) and the long-term balances were R$ 46,367 (R$ 59,296 at December 31, 2012). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

14	Judicial deposits

	2013	2012

Civil	233,248	179,074
Labor	272,262	205,481
Tax (*)	214,645	436,650
Regulatory	106	107

	720,261	821,312

(*)
In April 2008, Federal Law No. 11652 was published related to the payment of the contribution to the Development of the Public Radio Service to EBC (Empresa Brasil de Comunicação). It is the understanding of the Company that this law is unconstitutional since the contribution lacks the necessary characteristics for the valid creation of any taxes in accordance with the Federal Constitution. An injunction was filed in court to protect the interests of TIM Celular. In March of 2010, 2011, 2012 and 2013 court deposits were made related to the contributions for these periods, in the amounts of R$ 56,086, R$ 69,445, R$ 87,049, R$ 95,579 respectively , totaling R$ 308,159. For each of these judicial deposits, a liability was recorded of the same amount under the item "Indirect taxes and contributions payable".

On July 17, 2013, the Company elected to claim the conversion of judicial deposits into income. By judgment rendered on August 1, 2013, the claim of conversion into income was granted.

On September, 2013, these values were write-off and the Company will proceed with the litigation, but making the payments on a regular basis.

15	Other assets

	2013	2012

Advances to suppliers	89,609	53,163
Advance to employees	2,569	3,712
Fiscal incentives	6,554	6,554
Other rights	55,632	45,313

	154,364	108,742

Current portion	(141,140)	(94,702)

Non-current portion	13,224	14,040

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

16	Property, Plant and Equipment

(a)	Movement in property, plant and equipment

	Balance at 2012	Additions	Write-offs	Transfers	Balance at 2013
Cost of property, plant and equipment, gross
Commutation / transmission equipment	12,296,529		(10)	1.367.770	13.664.289
Fiber optic cables	602,479		(43.334)	(60.820)	498.325
Loaned handsets	1,571,083		(23.705)	153.204	1.700.582
Infrastructure	3,502,184		(111)	413.596	3.915.669
Informatic assets	1,322,071		(1.618)	93.441	1.413.894
General use assets	451,383			126.319	577.702
Land	40,505				40.505
Construction in progress	654,428	2.155.098	135	(2.093.510)	716.151

Total property, plant and equipment, gross	20,440,662	2.155.098	(68.643)		22.527.117

Accumulated depreciation
Commutation/transmission equipment	(8,175,296)	(933.326)	10	41.041	(9.067.571)
Fiber optic cables	(160,310)	(32.945)	43.334	22.888	(127.033)
Loaned handsets	(1,431,679)	(139.566)	11.746	(12)	(1.559.511)
Infrastructure	(1,690,984)	(286.962)	46	(26.484)	(2.004.384)
Informatic assets	(1,137,036)	(63.304)	1.618	(485)	(1.199.207)
General use assets	(278,847)	(46.374)		(36.948)	(362.169)

Total accumulated eepreciation	(12,874,152)	(1.502.477)	56.754		(14.319.875)

Property, plant and equipment, net
Commutation / transmission equipment	4,121,233	(933.326)		1.408.811	4.596.718
Fiber optic cables	442,169	(32.945)		(37.932)	371.292
Loaned handsets	139,404	(139.566)	(11.959)	153.192	141.071
Infrastructure	1,811,200	(286.962)	(65)	387.112	1.911.285
Informatic assets	185,035	(63.304)		92.956	214.687
General use assets	172,536	(46.374)		89.371	215.533
Land	40,505				40.505
Construction in progress	654,428	2.155.098	135	(2.093.510)	716.151

Total property, plant and equipment, net	7,566,510	652.621	(11.889)		8.207.242

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

	Balance at 2011	Additions	Write-offs	Transfer	Balance at 2012
Cost of property, plant and equipment, gross
Commutation/transmission equipment	10,916,951		(25,171)	1,404,749	12,296,529
Fiber optic cable	667,105			(64,626)	602,479
Loaned handsets	1,490,501		(34,305)	114,887	1,571,083
Infrastructure	2,795,386		(62)	706,860	3,502,184
Informatic assets	1,253,177		(11,787)	80,681	1,322,071
General use assets	426,259		(18)	25,142	451,383
Land	40,499			6	40,505
Construction in progress	643,372	2,278,755		(2,267,699)	654,428

Total Property, plant and equipment, gross	18,233,250	2,278,755	(71,343)		20,440,662

Accumulated depreciation
Commutation/transmission equipment	(7,212,887)	(840,224)	45,152	(167,337)	(8,175,296)
Fiber optic cable	(139,142)	(212,757)		191,589	(160,310)
Loaned handsets	(1,296,457)	(157,074)	21,851	1	(1,431,679)
Infrastructure	(1,510,832)	(167,351)	39	(12,840)	(1,690,984)
Informatic assets	(1,095,485)	(42,991)	11,787	(10,347)	(1,137,036)
General use assets	(246,208)	(31,384)	(189)	(1,066)	(278,847)

Total accumulated depreciation	(11,501,011)	(1,451,781)	78,640		(12,874,152)

Property, plant and equipment, net
Commutation/transmission equipment	3,704,064,	(840,224)	19,981	1,237,412	4,121,233
Fiber optic cable	527,963	(212,757)		126,963	442,169
Loaned handsets	194,044	(157,074)	(12,454)	114,888	139,404
Infrastructure	1,284,554	(167,351)	(23)	694,020	1,811,200
Informatic assets	157,692	(42,991)		70,334	185,035
General use assets	180,051	(31,384)	(207)	24,076	172,536
Land	40,499			6	40,505
Construction in progress	643,372	2,278,755		(2,267,699)	654,428

	6,732,239,	826,974	7,297		7,566,510

(b)	Depreciation rates

Average annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Loaned handsets	50
Infrastructure	4 to 10
Informatic assets	20
General use assets	4 to 10

In 2013, pursuant to CPC 27 (IAS 16), the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the assets is submitted during its operations.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

17	Intangible assets

The amounts of the SMP licenses and radio frequency licenses, as well as software, goodwill and other items, were recorded as follows:

(a)	Movement in intangible assets

	Balance at 2012	Additions	Write-offs	Transfer	Balance at 2013
Cost of intangible assets, gross
Software rights	9,052,830		(12,631)	1,132,467	10,172,666
Concession licenses	4,814,284	54,878		98,919	4,968,081
Assets and facilities in progress	35,041	1,273,591		(1,277,669)	30,963
Goodwill	1,527,219				1,527,219
List of clients	95,200				95,200
Right to use infrastructure LT Amazonas		380,473			380,473
Other assets	29,738	3,443		46,283	79,464

Intangible assets, gross	15,554,312	1,712,385	(12,631)		17,254,066

Accumulated amortization
Software rights	(6,583,174)	(916,789)	12,631	8,736	(7,478,596)
Concession licenses	(2,941,339)	(231,088)			(3,172,427)
List of clients	(19,600)	(16,800)			(36,400)
Right to use infrastructure LT Amazonas		(6,053)			(6,053)
Other assets	(21,010)	(6,290)			(27,300)

Total accumulated amortization	(9,565,123)	(1,265,393)	12,631		(10,817,885)

Intangible assets, net
Software rights	2,469,656	(916,789)		1,141,203	2,694,070
Concession licenses	1,872,945	(264,583)		90,183	1,698,545
Assets and facilities in progress	35,041	1,273,591		(1,277,669)	30,963
Goodwill	1,527,219				1,527,219
List of clients	75,600	(16,800)			58,800
Right to use infrastructure LT Amazonas		374,420			374,420
Other assets	8,728	(2,847)		46,283	52,164

Intangible assets, net	5,989,189	446,992			6,436,181

	Balance in 2011 Represented	Additions	Write-offs	Transfer	Balance in 2012
Cost of intangible assets, gross
Software rights	7,935,769			1,117,061	9,052,830
Concession licenses	4,417,342	31,862		365,080	4,814,284
Assets and facilities in progress	51,651	1,454,109		(1,470,719)	35,041
Goodwill	1,527,219				1,527,219
List of clients	95,200				95,200
Other assets	41,160			(11,422)	29,738

Intangible assets, gross	14,068,341	1,485,971			15,554,312

Accumulated amortization
Software rights	(5,674,999)	(879,600)	(21,223)	(7,352)	(6,583,174)
Concession licenses	(2,606,343)	(334,996)			(2,941,339)
List of clients	(2,800)	(16,800)			(19,600)
Other assets	(22,951)	(5,411)		7,352	(21,010)

Total accumulated amortization	(8,307,093)	(1,236,807)	(21,223)		(9,565,123)

Intangible assets, net
Software rights	2,260,770	(879,600)	(21,223)	1,109,709	2,469,656
Concession licenses	1,810,999	(303,134)		365,080	1,872,945
Assets and facilities in progress	51,651	1,454,109		(1,470,719)	35,041
Goodwill	1,527,219				1,527,219
List of clients	92,400	(16,800)			75,600
Other assets	18,209	(5,411)		(4,070)	8,728

Total Intangible Assets, net	5,761,248	249,164	(21,223)		5,989,189

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(b)	Amortization rates

Average annual rate - %

Software rights	20
Concession licenses	5 to 50
Customer list	17,65
Other assets	20

(c)	Goodwill from previous years

(c.1)	Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$ 529,714. Thus the amount paid for acquiring Intelig, R$ 739,729 at December 30, 2009, was R$ 210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company's expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

At December 31, 2013, the Company used the value in use method to perform the impairment test, using the following assumptions:

•
Intelig's network is fundamental for the Group's business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines' cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these rents were deducted from the net value of Intelig's permanent assets at December 31, 2013;

•	the projection of Intelig's network maintenance and operation costs was based on the Company's expected inflation rate (5.6%) which is consistent with the projections prepared by market institutions;

•	the term used for the impairment test was 11 years, consistent with the average useful life of Intelig's network assets; and

•	the discount rate applied over the projected cash flows was 12.56% p.a.

As a result of the test, there was no evidence of impairment to be recorded.

(c.2)	Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. - "TIM Fiber SP") and AES Communications Rio de Janeiro SA (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. - "TIM Fiber RJ"). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling Grupo TIM Brasil to offer new products to its customers and to reduce the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

The subsidiary TIM Celular recorded the final goodwill allocation related to the acquisition of the companies TIM Fiber SP and TIM Fiber RJ at the amount of R$1.159.648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from residential broadband business. The impairment test considered this CGU the value in use methodology. The following assumptions were made:

•	growth percentages in the client basis, aligned with the Company's business plans;

•	increase in service revenues due to the combination of in speed performance and the option voice x IP;

•
projections of operation and maintenance costs considering the growth in client basis, eventual scale gains and inflation effects. The Company's expected inflation rate for the operating expenditures of Fiber (5.26% p.a) is aligned with the projections prepared by the main market institutions;

•	considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

•	the discount rate for the future cash flows was 13.03% p.a.

It is important to emphasize that the network synergies from the TIM Fibers (leased line savings, as also occurs with Intelig) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. Should the need arise, these synergies can also be taken into account in the annual impairment tests.

The result of these impairment tests showed no evidence of the need to provide for losses.

(c.3)	Acquisition of minority interests in TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste Telecomunicações, in exchange for shares issued by TIM Participações, converting these companies to full subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$ 157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company's parent company in 2005.

The Company´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicates that there is no need for impairment. The assumptions used for these estimates were detailed above.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(d)	List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the date the companies were acquired, and are being amortized in accordance with their estimated useful life on the same date.

(e)	Right to use of infrastructure - LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil. Such agreements fall within the scope of IFRIC 4 and are classified as financial leases.

The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts for provide monthly payments to the electric power transmission companies, annually restated by IPC-A. The consolidated nominal amount due by TIM Celular is R$ 652,779. Its present value is R$ 322,670, and was estimated on the date the agreements were signed with the broadcaster by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%.

The table below presents the future payments schedule for the agreements in force related to LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their par values. It is important to stress that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Nominal amounts

Until December, 2014	42,121
From January, 2015 until December, 2018	130,258
From January, 2019 onwards	480,400

652,779

The present value of installments due is R$ 309,714 for principal and R$ 12,956 for interest accrued until December 31, 2013. Additionally, the amount of the right of use of LT Amazonas also considers R$ 70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

18	Suppliers

	2013	2012

Local currency
Suppliers of materials and services	4,753,061	3,742,889
Interconnection (a)	326,502	352,153
Roaming (b)	1,658	606
Co-billing (c)	61,713	77,340

	5,142,934	4,172,988

Foreign currency
Suppliers of materials and services	94,716	64,468
Interconnection (a)		927
Roaming (b)	17,687	54,738

	112,403	120,133

Current portion	5,255,337	4,293,121

(a)	This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM's network and ending in the network of other operators.

(b)	This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c)	This refers to calls made by a customer who chooses another long-distance operator.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

19	Borrowings and financing

			Maturity
Description	Currency	Charges	date	Collaterals	2013	2012

BNDES	URTJLP	TJLP at TJLP + 3.62% p.a.	Dec/19	Secured by TIM Part. and receivables from TIM Celular	1,934,997	1,894,790
BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	116,298	137,419
BNDES (PSI)	R$	2.50% to 4.50% p.a.	Dec/19	Secured by TIM Part. and receivables from TIM Celular	334,889	342,079
BNB	R$	10.00% p.a.	Jan/16	Bank surety and guarantee of TIM Part.	23,012	38,743
Banco do Brasil (CCB)	R$	106.50% of CDI	Mar/15		481,447	354,272
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	224,395	244,723
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0.57% to 1.324% p.a.	Feb/20	Bank surety and security by TIM Part..	1,115,324	836,562
Bank of America (Res. 4131)	USD	Libor 3M + 1.25% p.a.	Sept/13			244,962
JP Morgan (Res. 4131)	USD	1.56% p.a.	Sept/13			205,280
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sept/16		280,822
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sept/15		117,704
Itaú (CCB)	R$	CDI + 0.75%	Mar/13			91,265
Cisco Capital	USD	1.80% p.a.	Sept/18		117,768

Total					4,746,656	4,390,095

Current					(966.658)	(951.013)
Non-current					3.779.998	3.439.082

The foreign currency loan taken out with Banco BNP Paribas and the financing that TIM Celular has obtained from the BNDES, for the purpose of expanding the mobile telephone network present restrictive clauses requiring compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

In December 2012, TIM Celular contracted with BNDES an increase in the total credit limit from R$ 1,510 million to R$ 3,674 million. From the total amount of R$ 2,164 million referring to the increase in the credit limit, R$ 1,983 million is destined to financing TIM Celular investments, and R$ 181 million is destined to financing Intelig Telecomunicações investments for the years 2012 and 2013. In December 2012, TIM Celular raised R$ 1,000 million from BNDES, for a 7-year term, relating to the increase in the credit line contracted in December 2012, of which i) R$ 867 million at the cost of TJLP + 3,32% and ii) R$ 133 million referring to the PSI (Investment Support Program) financing line. This program provided for interest rates (2.5% p.a.) that are favorable when compared to facilities available in the market and even when compared to the rates offered by the BNDES itself for other transactions with similar purposes and terms.

In April 2013, Intelig Telecomunicações made the first drawdown with the BNDES, amounting to R$ 90 million, of which i) R$ 80 million at a cost of TJLP + 3.32% and ii) R$ 10 million referring to the PSI (Investment Support Program).

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

In May 2013, TIM Celular made a drawdown with the BNDES, amounting to R$ 200 million and a cost of TJLP + 3.32%.

In June 2013, Intelig Telecomunicações made a drawdown with the BNDES, amounting to R$ 40 million, for a total term of 7 years, of which i) R$ 35.5 million at a cost of TJLP + 3.32% and ii) R$ 4.5 million referring to the PSI (Investment Support Program).

In December 2013, TIM Celular made a new drawdown with the BNDES, amounting to R$ 82 million, for a total term of 7 years, of which i) R$ 58 million at a cost of TJLP + 3.32%; ii) R$ 15 million at a cost of 2.5% p.a. and iii) R$ 9 million at a cost of TJLP.

The outstanding balances of the credit facilities taken out with the BNDES are R$ 700 million in the case of TIM Celular, and R$ 51 million for Intelig Telecomunicações at December 31, 2013.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 - Government Subsidies and Assistance. Therefore, using the effective interest method defined in IAS 39 - Financial Instruments, Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at December 31, 2013, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$ 67 million. This amount was recorded in the "Other Liabilities" group of accounts under "Government Subsidies" and deferred for the useful life of the asset being financed and appropriated to the result of the "Other Subvention Revenue" group of accounts.

In December 2013, TIM Celular entered into a new financing agreement with the BNDES in the total amount of R$ 5,700 million, which will be used to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contracted with the BNDES is divided as follows: i) R$ 25,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$ 428 million at a cost of 3.50% p.a. and a total term of 7 years; iv) R$ 189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$ 45 million at a cost of TJLP and a total term of 8 years.

In December 2011 and July 2012, the subsidiary TIM Celular entered into financing agreements with the European Investment Bank (EIB) in the amount of EUR100 million each, totaling EUR200 million. Although the line contracted is established in EURO, the contractual terms permit that the Company, at the time of drawing the amounts, choosing the funding currency between the EURO, Brazilian Real or USD. The Company opted to receive the funding in USD. In August 2012, TIM Celular raised R$ 248 million, equivalent to EUR100 million, which will become due in September 2019. In February 2013, TIM Celular raised R$ 136 million, equivalent to EUR50 million, under the credit facility granted by the European Investment Bank (BEI) in July 2012, which will become due in February 2020. In the case of both disbursements, concomitantly with the loans, swap transactions were contracted for full protection against exchange and interest rate variation risks up to the maturity of the debt. The remaining amount of EUR50 million, of the financing agreement entered into with the European Investment Bank (EIB) was canceled in November 2013.

In February 2013, TIM Celular transferred two Bank Credit Certificates in the amount of R$ 22 million and R$ 40 million, which were previously contracted with Itaú, to Banco do Brasil, changing the CDI cost from +0.75% per year to 106,50% and extending their maturity from August 2014 to February 2015.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

In March 2013, TIM Celular transferred a Bank Credit Certificate in the amount of R$ 28 million, which was previously contracted with Itaú, to Banco do Brasil, changing the CDI cost from +0.75% per year to 106.50% and extending its maturity from September 2014 to March 2015.

In September 2013, the subsidiary TIM Celular contracted a loan from Cisco Capital in the amount of R$ 113 million, or USD50 million, at the cost of 1.80% per year, maturing in September 2018.

In September 2013, the subsidiary TIM Celular fully settled its debt in foreign currency with JP Morgan, in the amount of USD100 million, or R$ 220 million. At the same time, the Company took a new loan from JP Morgan, in the amount of USD50 million, or R$ 110 million, at 1.73% per year, maturing in September 2015.

In September 2013, the subsidiary TIM Celular fully settled its debt in foreign currency with the Bank of America, in the amount of USD119.8 million, or R$ 269 million. At the same time, the Company took a new loan in the same amount, that is, USD119.8 million, or R$ 275 million, at LIBOR 3M + 1,35% per year, maturing in September 2016.

Regarding the new loans taken from Cisco Capital, JP Morgan, and Bank of America in September 2013, swap transactions were simultaneously contracted in order to hedge the Company against foreign exchange and interest rate risks up to the maturity of the debts.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to "hedge accounting".

The long-term portions of loans and financing at December 31, 2013 mature as follows:

2015	767,483
2016	1,401,438
2017	613,162
2018	320,593
2019 onwards	677,322

3,779,998

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

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and has interest rates lower than those used in the ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20. Consequently, the BNDES credit lines are recorded at their fair value at the withdraw date and the fair value is calculated considering the CDI rate at the withdraw date. If the fair value was calculated in December 31, 2013, the PSI credit lines would have an amount lower than that presented in the financial statements in R$9.5 million.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

A further transaction with extremely specific features is the loan from BNP. This is secured by SACE, an Italian insurance company which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company's balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, and JP Morgan, given the short time frame between raising the funds and the year end, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records. Regarding the funds raised with Banco do Brasil, besides the short time frame since its signing, the transaction is related to CDI, a post-fixed rate, so the fair value of the transaction is equal to this accounting value.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$ 1 million less than the accounting balance.

20	Labor obligations

	2013	2012

Social securities	39,812	35,452
Salaries and provisions payable	117,529	84,989
Employees' withholding	13,215	12,842

	170,556	133,283

21	Indirect taxes, fees and contributions payable

	2013	2012

ICMS	475,430	497,489
ANATEL taxes and fees	44,141	316,709
ISS	43,145	57,860
Others	17,995	9,183

	580,711	881,241

Current portion	(580,625)	(635,061)

Non-current portion	86	246,180

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

22	Direct taxes, fees and contributions payable

	2013	2012

Income tax and social contribution	213,153	248,041
PIS/COFINS	122,093	118,265
Others	6,525	14,503

	341,771	380,809

Current portion	(115,103)	(204,917)

Non-current portion	226,668	175,892

23	Other liabilities

	2013	2012

Pre-paid services to be provided (1)	394,089	339,870
Reverse split of shares (2) and (5)	24,156	24,192
Government subventions (3)	66,770	73,480
Advanced revenues (6)	40,464	44,100
Network swap (4)	55,159	68,038
Other liabilities	15,933	15,462

	596,571	565,142
Current portion
Non-current portion	(431,754)	(372,942)

	164,817	192,200

(1)	This refers to minutes not used by customers involving pay-as-you-go system services, which are appropriated to income when customers actually avail themselves of these services.

(2)
On May 30, 2007, the Extraordinary Shareholders' Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of 1,000 existing shares for each 1 new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of 1,000 shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability in the amount of R$ 23,267 corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

On September 18, 2007, an auction was held on the São Paulo Stock Exchange - BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

(3)
Refers to the release of funds be released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), whereby up to December 2013, the amount disbursed totaled R$ 457,500 (R$ 428,000 on December 31, 2012). This transaction is classified within the scope of IAS 20 Government Subsidies and Assistance. The subvention granted by the BNDES adjusted to present value resulted in R$ 91,879 and is being amortized according to the useful life of the asset being financed and appropriated to the "Other (expenses) revenues, net" group (Note 32).

(4)	Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 13).

(5)
On July 18, 2012, at an Extraordinary Shareholders' Meeting, TIM Fiber RJ's (entity merged into TIM Celular) shareholders approved a reverse split of the shares of this subsidiary converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ.

The fractions of shares arising from the reverse split were canceled. Their related amounts are available for reimbursement to the previous shareholders according to their respective share in the capital of TIM Fiber RJ at the time of the reverse split. The right to reimbursement is effective up to three years after the publication of the minutes of the shareholders' meeting that approved the reverse split. At December 31, 2013, this amount totaled R$ 888.

(6)	Refers to the payment of the subscription bonus related to the agreement celebrated between the Company and Itaú Bank.

24	Provision and contingencies

The Company and its subsidiaries are parties to administrative and legal proceedings (civil, labor, tax and regulatory) which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for contingencies is made up as follows:

	2013	2012

Civil (a)	88,385	71,130
Labor (b)	57,081	55,403
Tax (c)	171,025	139,844
Regulatory (d)	55,584	44,910

	372,075	311,287

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

The changes in the provision and contingencies can be summarized up as follows:

	2012	Additions, net of reversals	Payments	Monetary adjustment	2013

Civil (a)	71,130	227,149	(214,305)	4,411	88,385
Labor (b)	55,403	3,730	(2,116)	64	57,081
Tax (c)	139,844	28,986	(17,182)	19,377	171,025
Regulatory (d)	44,910	27,309	(19,888)	3,253	55,584

	311,287	287,174	(253,491)	27,105	372,075

(a)	Civil Contingencies

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main law suits for which a provision has been recorded:

(a.1)	Consumer lawsuits

The subsidiaries are parties to 15,799 lawsuits (12,275 at December 31, 2012), which refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$ 55,094. Especially, for TIM Celular, alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, worthy of note are questionings regarding improper charging and unjustified inclusion in bad debtors' lists.

(a.2)	Class actions

There are 11 main class actions against subsidiaries where the risk of loss is regarded as being probable:

(i)            a lawsuit against TIM Celular in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft of handsets;

(ii)           a lawsuit filed by the municipal consumer protection agency of Chapecó, Santa Catarina against Intelig, which questions non-compliance with Article 61 of Anatel Resolution 85 (retroactive charging);

(iii)          a lawsuit filed by the Public Prosecutor's Office of the State of Minas Gerais challenging the practice of tied sales of phone sets and pre-paid or post-paid chips. This lawsuit claims the payment of collective damages;

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(iv)          a lawsuit filed by the Public Prosecutor's Office of the State of Ceará to investigate alleged difficulties regarding termination of agreements. This lawsuit claims payment of collective damages;

(v)           a lawsuit filed by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating TIM's advertising campaign. TIM was sentenced to pay collective damages;

(vi)          a lawsuit filed by the Consumer Protection Association (ADECON), regarding the placement of warranty stamps on mobile handsets;

(vii)         a lawsuit filed by the Public Prosecutor's Office of the State of Rio Grande do Norte aiming at investigating the amounts charged from pre-paid clients regarding the provision of "Mailbox" and "Follow Me" services;

(viii)        a lawsuit filed by the Public Prosecutor's Office of the State of Minas Gerais to check whether phone impulses are properly billed to clients' invoices;

(ix)          a lawsuit filed by the Public Prosecutor's Office of the State of São Paulo on the quality of client assistance services provided by the Company;

(x)           a lawsuit filed by the Public Prosecutor's Office of the State of Rio Grande do Norte, questioning the quality of the network in the municipality of Upanema;

(xi)          a lawsuit filed by the Public Prosecutor's Office of the State of Pernambuco, questioning non-compliance with Article 61, of Anatel Resolution 85 (retroactive charges).

Due to the fact that these lawsuits entail positive and negative obligations and, taking into account the impossibility of accurately quantifying probable future disbursements at the current stage of the legal proceedings, no provisions have been set up by Management regarding the above described contingencies, except for those involving collective moral damages

(a.3)	Suit filed by Botafogo Comércio e Importação Ltda.

Refers to a suit filed against former Telpe Celular S/A (actual TIM Celular S/A), in 2002, by a former commercial partner, that alleged that TIM has not complied with the celebrated contract and practiced unfair competition, which makes it unfeasible to the partner. At this year, was started the settlement of the judicial decision, already judged, that sentenced TIM for the payment of related damages, loss of profit and moral damages. The calculation presented by TIM, prepared by a specialist, amounts to R$ 6,307, already monetary restated. The case is still in the settlement phase.

(a.4)	Collection suit filed by Mattos & Calumby Lisboa Advogados Associados

The law firm Mattos & Calumby Lisboa Advogados Associados filed a suit for collection of fees of counsel against former TIM Maxitel (current TIM Celular S/A) with the 29th Lower Civil Court of the Judicial District of Rio de Janeiro. The Plaintiff claims to be the creditor of amounts arising from the agreement entered into with TIM (Legal Professional Services Agreement). The claim was ruled to be valid and the case is currently in the enforcement phase. The chances of loss, deemed probable, amount to R$ 3,691.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(b)	Labor contingencies

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

Out of the 13,577 labor claims at December 31, 2013 (10,823 at December 31, 2012) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers. Part of the lawsuits relate to specific projects involving the revision of service provider contracts, which in 2006 led to the termination of some of these contracts, with the subsequent winding-up of these companies and the laying-off of employees.

Another significant portion of the contingencies that exist relates to the organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At December 31, 2013, the provision for these cases amounts to R$ 19,371 (R$ 19,108 at December 31, 2012).

(c)	Tax contingencies

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Briefly, these assessments refer to one-off operational issues where some documentation requested has not yet been obtained in full or where formal procedures have not been strictly observed.

In the case of federal taxes, a provision for TIM Celular has been made for two specific tax cases referring to CIDE and CPMF that totaled R$23,958. From these cases, the main amount relates to the case in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency, which  updated amount provided for is R$20,834. The other proceedings comprising the amounts provided and included in the most recently published financial statements were settled with the benefits of Law No. 11.941/2009 (Federal Refis program), with the amendments introduced by law No. 12.865/2013.

In the case of state taxes, the total updated amount provisioned is R$48.606. In this case, we highlight the assessment notice issued by Paraná State related to alleged irregularity in the payment of ICMS levied on telecommunication services provided (pre-paid model) - outgoing telephone card operations- caused by missing documentation. It was indicated the partial provision of the historic value of R$17,049, that restated reaches R$22.986.

Tax contingencies arising from the acquisition of Intelig, accrued in its PPA process, amounts to R$ 97.677.

(d)	Regulatory contingencies

Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed sixteen Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

The Company has exerted its best efforts and presented all arguments at all administrative levels, to avoid sanctions to its subsidiaries. These arguments, which are mostly of a technical and legal nature, may help significantly reduce the initial monetary sanction (fine) charged. The provision made by the Company, in the amount of R$ 55,584, reflects this assessment.

(e)	Contingencies involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these contingencies, and no materially adverse effects are expected on the quarterly financial statements as shown below:

	2013	2012

Civil	592,638	662,503
Labor	427,788	393,703
Tax	7,787,119	6,599,691
Regulatory	73,614	136,688

	8,881,159	7,792,585

The main actions where the risk of loss is classified as possible are described below:

(e.1)	Civil

(e.1.1)	Consumer actions

The subsidiaries are parties in 77,316 lawsuits (67,880 at December, 31, 2012), that refer to claims that have been filed by consumers at the judicial and administrative levels. The aforementioned lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$ 276,047.

(e.1.2)	Class actions

There are several class actions against subsidiaries where the risk of loss is regarded as being probable. They are summarized as follows: (i) a lawsuit against TIM Celular in the State of Pernambuco, challenging the company's policy of exchanging defective handsets, which is allegedly in disagreement with the manufacturer's warranty terms; (ii) an action filed against TIM Celular, and others, in the State of Rio de Janeiro, by the Office of Legal Aid, requiring that cell phones be exchanged in view of their essential nature; (iii) an action filed against TIM Celular in the State of Rio Grande do Sul, questioning the policy for exchanging defective handsets and requiring the creation of handset drop-off points for technical assistance in the company's stores in that state (iv) a lawsuit against TIM Celular in the State of Rio Grande do Norte (Natal) questioning the quality of the services provided and the network in that State, as well as the quality of services provided in Florândia, Upanema and Jucurutu; (v) a lawsuit against TIM Celular in the State of Pará, challenging the quality of the service provided by the network in the state and the municipalities of São Felix do Xingu, Parauapebas, Marabá, Xinguara, Portel, Paragominas and Itaituba; (vi) lawsuits against TIM Celular in the State of Maranhão, challenging the quality of the service provided by the network in the following municipalities: Balsas, Grajaú, Coelho Neto, Vitorino Freire, São Luis, Magalhães de Almeida, Governador Eugênio Barros, Carolina, Buriti, São Raimundo das Mangabeiras, Paraibano, Governador Nunes Freire, Santo Antonio dos Lopes, Santa Luzia, Igarapé Grande, Pedreiras, Olho D'Água das Cunhas, Presidente Dutra, Várzea Grande and Santa Inês, in addition to a Public Civil Suit questioning the quality of the service in the entire State of Maranhão; (vii) lawsuits against TIM Celular in the State of Ceará, challenging the quality of the services provided and the network in Fortaleza, Iguatu, Monsenhor Tabosa, Ibiapina, Icapuí, Sobral and Icó, in addition to two Public Civil Suits questioning the quality of the service in the entire State of Ceará; (viii)

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

lawsuits against TIM Celular in the State of Piauí, challenging the quality of the services provided and the network in that state; (ix) lawsuits against TIM Celular in the State of Rondônia, challenging the quality of the services provided and of the network in the municipality of Machadinho do Oeste (Vale do Anari) and Rolim de Moura; (x) lawsuits against TIM Celular in the State of Amazonas, challenging the quality of the services provided and of the network in that State, in Manaus, Tabatinga, Humaitá and Tefé; (xi) lawsuits against TIM Celular in the State of Mato Grosso, challenging the quality of the services provided and of the network in Novo São Joaquim, Campinópolis and Nova Xavantina, Nova Maringá and Santo Antonio do Leverger; (xii) a lawsuit filed against TIM Celular in the State of Pernambuco, questioning the quality of the service provided and the network on that state, in addition to lawsuits filed in the municipalities of Araripina, Ouricuri, Tabira. Exu and Petrolândia; (xiii) lawsuits filed against TIM Celular in the State of Alagoas, questioning the quality of the services and the network in that State, especially in the municipalities of Arapiraca, in addition to one Public Civil Suit questioning the quality of the service in the entire State of Alagoas; (xiv) a lawsuit filed against TIM Celular and other operators in the State of São Paulo, questioning the service and network quality in Rio Claro (Ajapi District), as well as a lawsuit filed against TIM Celular questioning the quality of data services provided by TIM in São Paulo; (xv) a lawsuit filed against TIM Celular in the State of Paraíba, questioning the quality of the services and the network in the municipalities of Pombal and Monteiro; (xvi) a lawsuit filed against TIM Celular in the State of Minas Gerais questioning the quality of the services and the network in that State and two specific lawsuits questioning the quality of network in Uberlândia and another lawsuit in Juiz de Fora; (xvii) a lawsuit filed against TIM Celular and other operators in the State of Rio Grande do Sul requesting an expert investigation to verify the quality of service and network in such State; (xviii) a lawsuit filed against TIM Celular in the State of Santa Catarina questioning the quality of service and network in such State and the existence of relationship sectors in certain locations, in addition to the lawsuit filed to challenge the quality of services in the Municipality of Ipumirim; (xix) a lawsuit filed against TIM Celular in the State of Paraná, questioning the quality of services provided and of the network in that state; (xx) lawsuits filed against TIM Celular in the State of Pará (sic), questioning the quality of services provided and of the network in that State, in addition to lawsuits filed in the cities of Marabá, São Félix do Xingu, Xinguara, Portel, Itaituba and Novo Progresso; (xxi) a lawsuit filed against TIM Celular, in the State of Tocantins, questioning the quality of services provided and of the network in the municipality of Itaguatins; (xxii) a lawsuit filed against TIM Celular, challenging the long-distance charges levied on calls made in the municipality of Bertioga - State of São Paulo and in the surrounding region; (xxiii) a lawsuit against TIM Celular in the State of Rio de Janeiro, challenging the sending of SMS without the consumer's prior consent, in addition to one

Public Civil Suit questioning the quality of the service in the entire State of Rio de Janeiro; (xxiv) a lawsuit filed against TIM Celular in the State of Rio de Janeiro challenging the charging of amounts arising from contractual penalty for loss and theft of devices; (xxv) a lawsuit filed by the State Prosecution Office against TIM Celular challenging the sale of 3G broadband service and its publicity in the State of São Paulo; (xxvi) a lawsuit against TIM Celular in the State of Espírito Santo questioning the quality of the service and the network in Várzea Alegre; (xxvii) lawsuits against TIM Celular in the State of Bahia, questioning the quality of the service and the network in Itiruçu, Gentio de Ouro, Licínio de Almeida, Ipupiara and Vitória da Conquista; and (xxviii) a lawsuit filed by the Federal Prosecutor's Office against TIM Celular, questioning sales of 3G broadband services in the State and advertising in the Federal District; (xxix) two lawsuits filed against TIM Celular in the State of Amapá, challenging the quality of services provided and the State's network; (xxx) a lawsuit filed against TIM Celular and other operators in the State of Espírito Santo challenging the quality of services provided and the network that serves the area of Santa Teresa; and a lawsuit filed against TIM Celular in the State of Goiás, questioning the quality of the services rendered and of the network in the State.

Regarding class actions involving Intelig, the risk of loss of which is considered possible, the following is worth being emphasized: (i) public civil suit filed by the State of Rio de Janeiro involving publicity in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná and Rio de Janeiro; and (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Chapecó, Cascavel, Uberlândia, Fortaleza, DF, São Paulo and Recife; and (iv) a civil public action filed by the Public Prosecutor of the State of Minas Gerais, questioning the alleged incorrect charging of users.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(e.1.3)	Other actions and proceedings

TIM is a defendant, together with other telecommunications companies, in a lawsuit that has been brought by GVT in the 4th Lower Federal Court of the Federal District. The lawsuit is aimed at getting a declaration considering as null and void the contractual clause which provides for the VU-M amount used by the defendants as interconnection, which is deemed by the plaintiff to be illegal and abusive, and as such requiring the refunding of all amounts allegedly charged in excess since July 2004. The judge granted an injunction determining the provisional payment of VU-M at a figure of R$ 0.2899 per minute, and ordered that GVT make court deposits equal to the amount of the difference between this amount and the amount indicated by the defendants.

The injunction was confirmed by the 1st Regional Appellate Court. TIM contested this decision by means of a special appeal which was partially upheld, obligating GVT to pay TIM the amount fixed by ANATEL in the arbitration process in course at the agency to which GVT and VIVO are parties. However, at a new judgment held in November 2012, the Superior Court of Justice attributes the infringing effects to the Motion for Clarification filed by GVT, in order to deny TIM's Special Appeal and, therefore, uphold the preliminary injunction originally granted. In September 30, 2011, the judge in this case confirmed the request for suspension of the act formulated by GVT until the work by ANATEL of ascertaining the VU-M reference amounts is concluded. GVT entered into agreements with all parts involved, except TIM, approved by the courts. On June 13, 2013, a hearing was held in an attempt at reconciliation, which proved fruitless. The lawsuit will regularly proceed to the evidentiary stage.

In addition to the lawsuit, GVT has also filed a representation before the SDE (Secretariat of Economic Law), against TIM, Vivo, Claro and OI, which agreed to file an Administrative Proceeding against the Company and other mobile telephone operators, on the grounds of an alleged infraction of economic principles, which was judged in March 2010. The SDE ruled against the alleged practice of Price Squeeze and forwarded the proceeding to the Administrative Council of Economic Defense ("CADE") for judgment, also voting for the dismissal of the allegation of uniform conduct ("cartel"). The CADE Prosecutor's Office, after analyzing the procedure for more than one year, suggested, in March 2013, that the case against all the Respondents should be dropped, having found no evidence that would indicate any antitrust practices. The Prosecutor's Office also suggested that the Board should recommend that Anatel promote measures directed toward reducing the interconnection tariff. In the court session held on September 11, 2013, CADE unanimously decided to dismiss the case, as well as (i) the Administrative Appeal filed by GVT against the ANATEL decision; (ii) the Preliminary Investigation arising thereof; and (iii) Provisional Remedy filed by GVT, pursuant to the voting of Council Member Ana Frazão. Despite not being admitted as a third party interested in the lawsuit trialed by CADE, Hoje Sistemas de Informática Ltda. filed, on September 27, 2013, a motion for clarification, which has not been heard by the plenary session of CADE, on November 6, 2013, pursuant to the voting of the Reporting Council Member.

TIM is a defendant in the indemnity lawsuit filed by Secit Brasil Ltda, alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). TIM has already filed its defense and the case in the initial phase, awaiting the commencement of the evidence collection phase. No lower level judgment has been handed down. The amount allocated to this case is R$ 9,758.

TIM is a defendant in the collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular and against DM5 Comércio e Representação Ltda. (DM5) in the amount of R$ 4,019, in which TVM seeks an award against TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. On February 15, 2013, the lawsuit was judged in the first instance, and TIM and DM5 were jointly and severally condemned to pay the amount of R$ 4,019, plus interest and monetary adjustment since the filing of the lawsuit. On March 1, 2013, TIM filed an Appeal, which was partially accepted on November 28, 2013, to exclude sentencing to payment of late payment fine, only. The case is currently pending judgment of the motion for clarification regarding the appellate decision.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda., Davi Marcelino Vieira, Marcos Marcelino Vieira and Monica Ferreira Odria Vieira, to have them sentenced to pay R$ 3,511 plus monetary restatement and interest, and a lawsuit against DM5 Comércio e Representação Ltda., so that it is sentenced to pay R$ 5,004. DM5 and DM Link were TIM sales outlets, but because of the companies' debts, the agreements were terminated. In order to pay down the debt, DM5 offered stores in payment of the debt of DM Link, amounting to R$ 5,861. DM5, in turn, filed a counterclaim, requesting that the transfer of the stores be declared null and their return to DM5, that TIM be sentenced to pay the dividends it would have received while the stores were in its possession and that if the return of the stores was impossible, that TIM be sentenced to pay indemnification corresponding to the "market value" of the stores, this value to be ascertained by expert investigation. A conciliation hearing has been designated. The conciliation hearing was held on October 23, 2013, and was unsuccessful. No lower court decision has been handed down.

TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), with the 2nd Lower Court of the Judicial District of Florianópolis, State of Santa Catarina, for the sum of R$ 4,000 which aims to stay the execution and, in the lawsuit, requests (i) indemnification corresponding to notice of termination of 180 days for each reduction of the area operated in the agreement; (ii) indemnification for the goodwill lost on account of the defendant having terminated the agreement; (iii) recognition of the illegality of the goals system; (iv) declaration of the non-enforceability of the invoices due in May 2008; (v) declaration of nullity of the instrument of confession of debt; and (vi) declaration of nullity of the mortgages constituted on behalf of the defendant. Finally, the injunction requests non-inclusion in lists of bad debtors. The injunction was granted by the court. It should be stressed that TIM filed an execution action against the aforementioned company with the 4th Lower Court of Florianópolis, for the sum of R$ 3,957. An appeal was filed against execution, requesting effect of "supersedeas", by Integração Consultoria, which was rejected by the judge. This lead to the filing of an interlocutory appeal, with the effect of supersedeas having been granted. TIM has made a declaration to the effect that the assets listed by the execution debtor are insufficient to secure the execution. The execution against TIM is currently suspended due to the fact that an Interlocutory Appeal has been filed, whose staying effect has been granted, and is pending judgment at the court: in other words, until otherwise decided by the High Court there will be no order from the original court for a lien on assets in the fixed amount execution action. No decision has yet been handed down regarding the ordinary action, which is pending the evidentiary hearing scheduled for May 15, 2014.

TIM is a defendant in a declaratory lawsuit filed by CONSETREL Cadastros, Serviços e Representações Ltda. with the 2nd Civil Court of the Jurisdiction of Lavras, State of Minas Gerais, requesting the amount of R$ 3,203. This company was a commercial partner of TIM and alleges that the termination of the agreement was "unfair, unjustified and irregular", since "the plaintiff was at no time in breach of contract." In addition to its defense, TIM also alleged jurisdictional defense (so that the clause concerning the choice of jurisdiction contemplated in the agreement was duly observed). This defense was not admitted, after which TIM filed an interlocutory appeal. The Court granted this Appeal. The case records were remitted to the Judicial District of the Capital City of the State of Minas Gerais, and no lower court decision has yet been handed down.

In December 2010, TIM filed with the 15th Federal Court of the Federal District an action of ordinary proceeding against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$ 3,595 in order to suspend the debt and enable the company to participate in the bidding process. The judge ruled for the suspension of the charge until a decision is reached. TIM has already filed a reply and petition, submitting evidence that the court deposit has been supplemented. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine. TIM filed an Appeal, and ANATEL also appealed the unfavorable decision rendered against it. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

In October 2012, TIM filed for the annulment of PADO against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of personal mobile services in the State of Paraná (except for the municipalities of Londrina and Tamarana); the State of Pernambuco; in the municipalities of Pelotas, Morro Redondo, Capão do Leão e Turuçu, in the State of Rio Grande do Sul; and in the State of Piauí, in the amount of R$ 11,519. Our request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. No lower court decision has yet been handed down.

In addition to the lawsuits mentioned above, there are seven notices of violation filed by the Consumer Protection Foundation - Procon/SP against TIM Celular based on: (I) failure to comply with the rules of Decree No. 6,523/08, dealing with the Customer Call Center (SAC); (II) alleged abusive nature of the clauses contained in the Data Package Agreement; (III) absence of coverage for TIM Web and TIM Home services in certain locations; (IV) failure to comply with a request for cancellation of an agreement; (V) charging consumers for handsets not received; (VI) alleged failure to comply with State Law No. 13.220/08, involving the "No Call" register (prohibiting telemarketing); (VII) a newspaper article alleging that telephone companies were restricting internet use on tablets to pay-as-you-go subscribers. The fines imposed by the Procon/SP vary from R$ 3,192 to R$ 6,487. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment.

In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of "prohibition on blocking of telemarketing", although TIM has obtained an injunction suspending the effects of the administrative decision, the São Paulo Appellate Court applied supersedeas to the interlocutory appeal of the PROCON, reestablishing the efficacy of the sentence. There is still no decision at the judicial level for any of the cases mentioned.

TIM received twelve assessment notices from the Center for Consumer Protection and Defense - PROCON Londrina/PR, on the grounds of complaints from consumers relating to alleged (I) incorrect discounts in credit reloading; (II) discounts referring to the "Additional Super Discount Offer;" "12 Months' Super Discount Offer;" and "Superdiscount TIM postpaid" plans; (III) cancellation of service and incorrect collection; (IV) onerous offer; (V) obstruction in cancellation of services agreement; (VI) incorrect registration in credit protection database and misinformation provided to consumer; (VII) portability problems; (VIII) misleading advertising; (IX) cancellation problems; (X) receipt of incorrect invoices and unilateral amendment of the plan; (XI) blocking of handset; (XII) wrong offer of handset, all of them providing for a monetary fine of R$ 7,133, each. TIM filed an administrative appeal in all cases above, which is pending judgment.

In addition to the demands above, TIM Celular S/A, Intelig Telecomunicações Ltda., Oi SA/A, TNL PCS S/A and 14 Brasil Telecom Móvel S/A filed an innominate provisional remedy against ANATEL, discussing the pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies in a period less than the legal minimum (twelve months). The amount in dispute totals R$ 24,586. An injunction was granted on the basis of an interlocutory appeal, so as to authorize the deposit of the amount in dispute, referring to the monetary restatement calculation made by ANATEL upon payment of the amount offered by the plaintiffs in their price proposals regarding the radiofrequencies granted to them. An amendment to the complaint was requested aiming to convert the provisional proceeding in an ordinary proceeding and ANATEL is expected to be served a process again to challenge the ordinary proceeding. A lower court decision is still pending,

In the fourth quarter of 2013, other events were recorded regarding the assessed notice issued by PROCON in the State of Goiás regarding alleged lack of quality in the provision of services given non-availability of network coverage in Goiânia on May 21, 2013. After the administrative defense was filed, the autonomous government agency issued a fine in the amount of R$5,434. We filed an administrative appeal with the State Office of Prison Administration, which was granted and annulled the lower court decision, determining that the case records be remitted to the Superintendence for Protection of Consumer Rights so that a new decision could be rendered. Given the status of the proceeding, it is currently not possible to determine the amount in dispute.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Among the lawsuits of Intelig classified as a possible risk, worthy of note is the collection lawsuit filed by Orolix Desenvolvimento de Sotware Ltda with the 36th Lower Court of the Rio de Janeiro Jurisdiction, requesting an amount of R$ 5,433 based on alleged breach of contract. Intelig has submitted its defense, and the case records are currently under expert investigation. In February 2012, Orolix filed a reply, but there is still no decision from the lower court.

(e.2)	Labor claims

(e.2.1)	Labor claims

A significant percentage of the existing contingencies relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor Public Prosecutor's Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor Public Prosecutor's Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

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

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor Public Prosecutor's Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor's Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor Public Prosecutor's Office is without foundation. Dissatisfied with the decision, the Public Prosecutor's Office filed for a review, which is still waiting to be heard by the TST.

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

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil and Jornal do Brasil employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil and Jornal do Brasil, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(e.2.2)	Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing in the amount of R$ 4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment.

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

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on services agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in services agreements, an action was filed to have the assessment reversed.

(e.3)	Tax claims

(e.3.1)	IR and CSLL

On October 30, 2006, TIM Celular received tax assessment notices which initially amounted to R$ 331,171. In March 2007, the Federal Revenue Secretariat in Recife, State of Pernambuco, notified the subsidiary by means of a Tax Information Report, which informed the company that part of the amounts in connection with income and social contribution taxes and a separate fine, which added up to a total of R$ 73,027 (principal and separate fine) had been excluded from the assessment notice. Thus the final amount of the infraction notice was set at R$ 258,144. TIM Celular filed an appeal, which in June 2013 was forwarded to the 2nd Ordinary Panel of the 4th Chamber of the 1st Section of the Administrative Tax Appeals Council (CARF). We are currently waiting for the trial to be held.

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

The Tax Information Report mentioned did indeed lead to part of the infractions contained in the assessment notice, which discussed the timely adaptation of the deductibility of the goodwill for 159 specific federal tax offsetting proceedings amounting to R$ 84,742, these arising from set-offs involving this recognition. In September 2009 and April 2011, a decision was rendered partially favorable to TIM Celular for some of the offsetting proceedings, reducing part of the credit offset by the subsidiary. At present, the subsidiary continues to challenge the remainder of the offsetting proceedings, part at the administrative level totaling R$ 67,404 and part at the judicial level totaling R$ 16,267.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

In December 2010, TIM Celular received an infraction notice served by the Federal Revenue Department in the State of São Paulo in the amount of R$ 164,102 involving (i) the alleged non-addition to the income and social contribution taxes of the amount referring to the amortization of the goodwill from the acquisition of shares of Tele Nordeste Celular Participações; (ii) exclusion of the amortized goodwill; (iii) deduction of corporate income tax by way of fiscal incentive for reduction of tax and allegedly non-rebatable additional amounts on account of the alleged failure to formalize with the Federal Revenue Service the incentive granted by the SUDENE. This tax assessment notice was immediately challenged by the subsidiary. In June 2013, the 2nd Panel of the 1st Chamber of the CARF partially ruled in favor of the voluntary appeal filed by the subsidiary. We are currently awaiting formalization of the decision in order to file any appeals to the Superior Chamber of the CARF.

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

The first judgment at the administrative level was confirmed, and the assessment notice was fully ratified. Additionally, the subsidiary, on a timely basis, submitted its appeal to the CARF, and, based on case law related to companies having similar causes, where such companies were rendered a favorable judgment, TIM Celular, however, considering all existing precedents, maintains its estimate of possible loss. In May 2013, the voluntary appeal filed by the company was forwarded to the 3rd Panel of the 1st Chamber of the CARF, and is currently waiting to go to court.

(e.3.2)	IRRF, CSLL and CIDE

In February 2003, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department on the grounds of non-homologation of offsetting PIS and COFINS debts against Negative Income Tax balance ascertained in DIPJ/2003 (civil year 2002), in the total amount of R$ 72,499. In May 2013, the risk classification was amended on the recommendation of the sponsors of the lawsuit, given the evolution of case law in this respect. For this reason the amount of R$ 11,765 was classified, in the past, as probable risk, with the remaining R$ 60,733 as possible risk. We are awaiting the second administrative instance judgment.

In December 2006, the subsidiary Intelig received notification from the Federal Revenue Department amounting to R$ 49,652, arising from the alleged failure to pay IRRF and CIDE on remittances abroad by way of remuneration for outbound traffic. This notification was being challenged at the administrative level. After judgment, in May 2012, the notification was upheld on the grounds that the Company opted for discussion at the judicial level. In October 2012, an administrative request for write-off of amounts was filed due to the final favorable decision on the writ of mandamus. In October 2012, the Federal Revenue Office pronounced itself regarding the exclusion of IRRF in the amount of R$ 30,098, maintaining the payment only of CIDE in the historical amount of R$ 19,554. Against this decision, a hierarchical appeal was filed in November 2012; however, it was denied in December of the same year. In February 2013, a lawsuit was filed on behalf of INTELIG, with the purpose of annulling the CIDE tax credit arising from remittances abroad in the amount referred to above. Regarding the tax credit arising from IRRF, the amount collected was administratively annulled, and the remaining CIDE amount is still being disputed. A Performance Bond was offered, and a preliminary injunction was granted in favor of the Company. In October 2013, the proper Tax Execution Action was filed, being currently stayed as a result of the injunction granted in the case records of the action for annulment. The risk is classified as possible, taking into account the favorable precedents determined by the Judicial Branch.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

In May 2010, TIM Celular received three tax assessment notices from the Federal Revenue Department in São Paulo, amounting to R$ 50,026 involving: (i) failure to pay IRRF on earnings of overseas residents remitted as international roaming and payment to unidentified beneficiaries; (ii) failure to pay CIDE on payment of royalties on remittances abroad, as well as on remittances concerning international roaming; and (iii) reductions to fiscal losses (IRPJ/CSLL) referring to the deduction of unproven expenses by way of technical services. These assessments were immediately challenged by the subsidiary and are awaiting a decision at the administrative level. A portion of these tax assessment notices in the restated amount of R$ 2,773 was classified as probable loss and, therefore, provided in November 2011.

In November 2010, TIM Celular filed a lawsuit aiming at ensuring the right not to pay CSLL on monetary variations arising from swap transactions, in the total amount of R$ 35,662. We are awaiting the second administrative instance judgment.

In February 2012 and December 2013, TIM Celular received 3 tax assessment notices from the Federal Revenue Service in São Paulo, amounting to R$ 186,935, where loss has been classified as possible. These involve: (i) CIDE tax on overseas remittances; and (ii) income tax at source on royalties and payments for technical assistance for persons residing or domiciled abroad. These assessments were contested on a timely basis by the subsidiary, and we are awaiting the first administrative instance judgment.

(e.3.3)	ICMS

TIM Celular received assessment notices from the tax authorities of the State of Santa Catarina in 2003 and 2004, mainly relating to disputes regarding the levying of ICMS on telecommunication services provided by the Subsidiary and allegedly not paid, as well as in connection with the sale of phone sets. The amount that is now being disputed is R$ 29,056 of which R$ 23,305 is classified as possible risk and R$ 5,753 as probable risk. The original tax assessment was for the sum of R$ 95,449.

In October 2009 and June 2011 the subsidiary TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and Ceará concerning (i) alleged double entries; absence of tax documents attesting to entitlement to ICMS credits; application of incorrect rates; booking of taxable services as non-taxable; (ii) failure to make ICMS payments for having failed to produce documentary proof of the reversal of the debit. The tax assessment notices issued by the State of Ceará are being defended at the administrative level, and total R$ 50,154. Given the conclusion of the administrative phase, the tax credit recorded by the State of Bahia is being contested at the judicial level, and the subsidiary submitted, as established by court order, a bank guarantee to support the claim. The amount involved totals R$ 25,309.

In October 2003, TIM Celular filed a Writ of Mandamus for the purpose of waiving the charge of 2% (two per cent) referring to the State Fund against Poverty (FECOP) on pre-paid cards. Up to November 2013, the subsidiary made a monthly judicial deposit of the amounts ascertained, which currently total R$ 51,368.

TIM has received tax assessment notices for ICMS drawn up by the tax authority in the State of Rio de Janeiro for allegedly defaulting on payment of the tax on international roaming services provided, The aforementioned assessment is being challenged at the administrative level and amounts to R$ 27,900.

TIM Celular received tax assessment notices drawn up by the tax authorities of the States of Bahia and São Paulo for the respective sums of R$ 16,406 and R$ 46,923 alleging failure to proportionally reverse ICMS credits on shipment of exempt and non-taxed goods. The tax assessment notice drawn up by the tax authorities of the State of São Paulo was challenged at the administrative level, and is pending judgment. Given the conclusion of the administrative proceeding discussing the tax credit recorded by the tax authorities of the State of Bahia against the subsidiary, a legal action was filed and bonds were posted. The total amount involved is R$ 73,127.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

TIM Celular received assessment notices from the tax authorities of the States of São Paulo and Minas Gerais for the respective sums of R$ 469,776 and R$ 24,771, for allegedly having failed to include conditional discounts offered to clients in the ICMS basis of calculation, in addition to non-compliance with an ancillary obligation. One of the proceedings filed in the State of São is currently being discussed at the judicial level, in the amount of R$ 386,713. This subsidiary intends to challenge the aforementioned collections at the higher court.

TIM Celular received in 2009, 2011 and 2012 tax assessment notices for the total sum of R$ 201,838 drawn up by the tax authorities of the States of Paraná, R$ 14,785, Pernambuco, R$ 20,436, Rio de Janeiro, R$ 33,019, São Paulo, R$ 51,201, Ceará, R$ 42,537, Paraíba, R$ 14,083 and Bahia, R$ 25,777, in connection with an alleged debit arising from taking ICMS credit on the purchase of electric energy. The aforementioned assessments are being challenged at the administrative level, R$ 47,804, and at the judicial level, R$ 154,034.

TIM Celular received assessment notices from the tax authorities of the States of Paraná and Paraíba, in the amounts of R$ 24,047 and R$ 28,668, respectively, involving alleged failure to pay ICMS levied on telecommunication services provided (pre-paid model) - outgoing telephone card operations. Due to the closing of the administrative proceeding in the State of Paraíba, the subsidiary filed a legal remedy to post a Performance Bond in the amount of R$ 53,899. The assessment in the State of Paraná is being defended at the administrative level. Recently, the subsidiary reclassified part of the amount to probable loss, and consequently recorded a provision –of R$ 17,049.

In September 2007, November 2010, June, November and December 2011, July and November 2012, and July 2013, TIM Celular received assessment notices drawn up by the tax authorities of the States of São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia for an amount of R$ 548,085 involving points raised by the tax inspectors about the alleged reversal of ICMS tax credits regarding the acquisition of permanent assets allegedly without proof of origin of these entries in the CIAP (Control of ICMS Credits on Permanent Assets) Book. These assessments are being challenged at the administrative level, in the amount of R$ 389,407, and in the judicial level, in the amount of R$ 158,677.

In May 2011, TIM Celular received a tax assessment notice drawn up by the State of São Paulo in the amount of R$ 367,860 involving (i) a penalty for alleged non compliance with an ancillary obligation for the alleged failure to present the 60i register of the SINTEGRA file for 2007 and 2008; and (ii) the alleged failure to pay ICMS on discounts deemed by the tax inspector to be conditional. The proceeding is pending decision by the administrative court of appeals. In December 2012, the subsidiary filed a legal action and posted bonds to discuss a tax credit in the amount of R$ 82,390 recorded against it by the tax authorities of the State of São Paulo, for collection of a fine resulting from alleged non-compliance with ancillary obligations.

In July 2011, TIM Celular filed a lawsuit aiming to discuss a tax assessment notice drawn up by the State of São Paulo regarding an alleged incorrect ICMS tax credit, due to annulment of Telecom services as a result of incorrect invoicing/subscription fraud from March to December 2008, as well as regarding an alleged incorrect ICMS tax credit and overpayment in August and September 2008, in the amount of R$ 19,165.

In July, September and October 2011 and December 2012, TIM Celular received a tax assessment notices from the tax authorities of the States of São Paulo, Mato Grosso, Paraíba and Minas Gerais in the amount of R$ 304,988, involving (i) alleged failure to pay ICMS tax from having failed to include in the calculation tax on communication services referring to installments taxed as "non-taxable/exempt"; and (ii) alleged failure to pay ICMS tax for having included on tax receipts the negative base by way of financial credits granted to customers involving services contested, leading to the reversal of debits without complying with the legislation. These assessments are being challenged by the subsidiary at the administrative level. The amount of R$ 291,096 has been classified as a possible risk, while R$ 13,891 has been reclassified as a remote risk on account of the partial success obtained in the tax review procedure.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

In December 2011, TIM Celular received a tax assessment filed by the State of Paraná amounting to R$ 63,101, alleging improper availment of ICMS credits referring to the period from May 2010 to August 2011. This assessment is being contested by the subsidiary at the administrative level.

In December 2011, the subsidiary Intelig filed a suit to contest the tax assessment notice filed by the State of São Paulo, in the amount of R$ 20,285, which alleges improper availment of ICMS credits referring to the reversal of debits declared in the ancillary obligations of the state relating to tax events occurring in February, November and December 2003. This assessment is being contested at the judicial level.

In January 2012, TIM Celular filed a suit to discuss the debt charged by the State of São Paulo on the alleged failure to pay the ICMS tax, as verified upon comparing the tax control register to the accessory obligation, and failure to submit the electronic file - Agreement 115, in the amount of R$ 34,638, regarding the administrative collection made in the year 2009. In October 2012, the Tax Execution was received. The advanced guarantee previously offered was transferred to the Tax Execution, and a motion for execution was filed.

In March 2012, TIM Celular received a tax assessment notice drawn up by the Federal Revenue Department of the State of Rio de Janeiro, in the amount of R$ 15,603, with respect to extemporaneous credits arising from the acquisition of property, plant and equipment. Such tax assessment notice is being discussed also at the judicial level, through a Writ of Mandamus.

In May 2012, TIM Celular received a tax assessment notice drawn up by the tax authorities of the State of São Paulo, in the amount of R$ 56,082, regarding ICMS tax difference on the amount of inventories existing on May 31, 2009, before the effectiveness of ST in the State of São Paulo in 2009. Such tax assessment notice is being discussed by the subsidiary at the administrative level.

In May and July 2012, TIM Celular received two tax assessment notices from the States of Rio de Janeiro and Bahia with respect to an alleged incorrect ICMS tax credit related to the reversal of debts from tax on the provision of telecommunications services, in the amounts of R$ 21,159 and R$ 16,463 respectively, totaling R$ 37,622. The subsidiary is discussing these assessments at the administrative level. Due to the closing of the administrative phase in the State of Bahia, the subsidiary filed a legal remedy to post a Bond in the amount of R$ 19,208. Tim Celular is defending this administrative proceeding in the State of Rio de Janeiro.

In June 2012, TIM Celular received from the State of São Paulo a tax assessment notice in the amount of R$ 23,571 regarding alleged failure to pay or delay in paying ICMS tax on transactions involving receipt of goods subject to the Tax Substitution Regime. The subsidiary has challenged such tax assessment notice.

In January 2013, TIM Celular received a tax assessment notice from the State of São Paulo in the amount of R$ 16,475 regarding an alleged improper credit of an amount entered in the July 2012 GIA, arising from refusal of a request for ICMS tax credit offset. The tax assessment notice has been defended administratively and is awaiting first-instance judgment.

In January and April 2013, TIM Celular received two tax assessment notices from the State of São Paulo regarding an alleged improper ICMS credit arising from the interstate purchase of goods with tax benefit granted in the State of origin (DF) in the amounts of R$ 80,695 and R$ 35,500. The tax assessment notices are being defended administratively and are awaiting judgment by the court of appeals.

In February 2013, TIM Celular received a tax assessment notice from the State of Ceará regarding an alleged lack of total or partial payment of ICMS, including the amount owed for tax substitution referring to the years 2008 and 2009, in the amount of R$ 75,170. The tax assessment notice has been defended administratively and is awaiting first-instance judgment. In December 2013, the subsidiary reclassified the chances of loss as a probable risk and recorded a provision for part of the amount assessed, totaling R$ 2,436.

In May 2013, TIM Celular received service of process for Tax Foreclosure handed down by the State of Rio Grande do Norte, for the collection of tax credits of R$ 17,918 in ICMS tax and FECOP arising from having allegedly committed several violations, including (i) alleged improper appropriation of credits on goods intended for permanent assets; (ii) non-payment of ICMS tax levied on communication services and the sale of goods ascertained by cross checking the information on the company's tax and accounting entries.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

In September 2013, TIM Celular filed a legal action and posted the proper bonds to discuss a tax credit recorded by the State of Bahia, upon issuance of a tax assessment notice to collect ICMS tax resulting from alleged purchase and sale transactions involving goods without the respective accounting entry. The amount involved is R$ 17,242.

In December 2013, TIM Celular received a tax assessment notice in the amount of R$ 582,702 issued by the State Treasury Office of the Federal District due to alleged underpayment of ICMS tax resulting from the use of a tax benefit (Pró-DF) granted by the tax authority, but declared unconstitutional by the Court of Justice of the Federal District and Territories. The subsidiary is being defended at the administrative level.

(e.3.4)	Municipal claims

On December 20, 2007, TIM Celular received an assessment notice from the municipality of Rio de Janeiro for the amount of R$ 94,359 for allegedly failing to pay ISS on the following services: technical programming, administrative service of plan cancellation, telephone directory assistance service, provision of data and information and network infrastructure sharing. The aforementioned assessments are being challenged by the subsidiary at the administrative level.

Since March 2011, TIM Celular has been served with tax assessment, currently 71, notices drawn up by the municipality of São Paulo, with respect to ISS plus fines imposed on the Company's several revenue accounts, in the amount of R$ 41,927. Recently, TIM Celular became aware of the unsuccessful closing at the administrative level of 27 of these tax assessments, which were forwarded for inclusion in overdue tax liabilities, and subsequent ruling on 5 tax foreclosures totaling R$ 110,998. The subsidiary arranged for sureties to be issued so as to judicially guarantee the debits while they are being discussed.

(e.3.5)	FUST - Telecommunications Services Universalization Fund

On December 15, 2005, ANATEL issued its Abstract No. 07 aimed, among other things, at charging FUST contributions on the interconnection revenues earned by the providers of telecommunications services, from the date upon which Law No. 9998 came into force. It is the continued understanding of TIM Celular that based on the provisions contained in the pertinent legislation (including the provision in the sole paragraph of Article 6 of Law No. 9998/00), the abovementioned revenues are not subject to the FUST charge. Management has taken the necessary measures to protect the interests of the subsidiary company. To that end, a writ of mandamus was filed to protect the interests of TIM Celular in connection with the non-payment of FUST on interconnection revenues. ANATEL's intention to charge FUST on such revenues has been suspended, due to the judicial decision in favor of the subsidiary company. The writ of mandamus is pending the decision from the court of appeals.

Since October 2006, ANATEL has issued a number of assessment notices against the subsidiary TIM Celular, in connection with FUST charges that are allegedly due on interconnection revenues for the years from 2001 to 2009, together with a fine for arrears, on account of Abstract No. 07/05. The assessments for this period total a possible loss of R$ 727,787.

The subsidiary Intelig has received a number of assessment notices from ANATEL, which add up to a total amount of R$ 76,066 in connection with FUST charges that are allegedly due on interconnection revenues for the periods from January to December 2001 to 2009. The aforementioned assessments are being challenged at the administrative level.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(e.3.6)	FUNTTEL - Telecommunications Technological Development Fund

The Ministry of Communications drew up assessment notices against the subsidiary TIM Celular in the amount of R$ 300,495, in connection with FUNTTEL amounts due on interconnection revenues for the years from 2001 to 2009, as well as a fine for arrears. It is the continued understanding of the subsidiary that the above mentioned revenues are not subject to FUNTTEL. A writ of mandamus was filed to safeguard the subsidiary's interests in relation to the non-payment of FUNTTEL on interconnection revenues, on the same grounds as those used for the FUST process. The intention to charge FUNTTEL on interconnection revenues is under suspension, due to a favorable ruling obtained in relation to the writ of mandamus that was filed by the subsidiary.

The subsidiary Intelig has received a number of assessment notices from the Ministry of Communications, which add up to a total amount of R$ 22,001 in connection with FUNTTEL charges that are allegedly due on interconnection revenues for the period from 2002 to 2009. The aforementioned assessments are being challenged at the administrative level.

(e.4)	Regulatory proceedings

(e.4.1)    Due to an alleged failure to comply with some of the provisions set out in the RSMP (Personal Mobile Service Regulations), the STFC (Switched Landline Telephone Service Regulations) and the quality targets defined under the General Quality Targets Plan (PGMQ) for SMP (PGMQ-SMP) and STFC (PGMQ-STFC), Anatel filed ninety Procedures for the Determination of Non-Compliance of Obligations (PADO), involving the subsidiaries.

TIM Celular is authorized to provide SMP services in all Brazilian states and the federal District for an indefinite period, and to use the associated radio frequencies, having obtained an extension from Anatel of the authorizations for such radio-frequency usage, under the Instruments of Authorization, for a period of 15 years counting from the end of the original period of validity of these authorizations.

In February 2011, orders issued by Anatel determined a charge of 2% on interconnection revenue concerning the cumulative payment of extensions of right of use of radio frequency renewals. These decisions have been challenged by a Request for Reconsideration (Case No. 53500.008519/2012), an Annulment Action to be filed (Case No. 53500.009876/2009 and exhibits) and a Legal Suit (Suit for Consignment in Payment and Writ of Mandamus) filed by TIM Celular, given the understanding that there is no regulatory obligation associated to payments other than those exclusively linked to direct revenues from their service plans.

The Request for Reconsideration (Case No. 53500.009876/2009 and exhibits) was judged in February 2013, and Anatel denied the appeal, maintaining the terms of the decision appealed. Once notified of the decision, TIM will therefore adopt new legal measures (Annulment Action) to ensure the suspension of the enforceability of the debits.

Anatel denied the Administrative Appeal (Case No. 53500.008519/2012) by means of Order No. 2,895 of May 8, 2013. For this reason, as soon as it is notified of such decision, TIM will file a Request for Reconsideration. Moreover, Anatel, by means of an Order from the Presidential Office issued in October 2012, Anatel overruled the suspensive effect requested by TIM Celular through an appeal. In the light of this, in November 2011, the subsidiary filed a Writ of Mandamus against Anatel, requesting the granting of a Preliminary Injunction, in order to give suspensive effect to the Appeal filed; however, the Preliminary Injunction was not granted.

Also in November 2011, Anatel published Abstract 11/2011, in which the Director of the agency explained his understanding regarding the levying of interconnection revenue for STFC concessionaires when calculating the onus (2% of the revenues) arising from extending STFC concession agreements.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

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

On May 30, 2012, TIM Celular filed a Request for Reconsideration, in case records No. 53500.007487/2011, due to the decision rendered by Anatel rejecting the Appeal filed. On May 31, 2012, TIM Celular filed a Writ of Mandamus with Injunction, so as to suspend the Request for Reconsideration filed. However, the Injunction was not granted, and, through Order No. 5458/2012-CD, published in the Federal Official Gazette on September 3, 2012, Anatel decided to take cognizance of the Request for Reconsideration filed by TIM Celular in the case records so as to reject it on the merits. TIM Celular took other legal measures applicable so as to ensure unenforceability of this debt and filed an Action for Annulment, which was challenged by Anatel. TIM Celular submitted its Reply in January 2013. This case is pending judgment.

On November 27, 2012, Anatel published Precedent No. 13/2012, whereby the Board of Directors of this Agency issues its understanding that "The base for calculation of the amount payable for the renewal of the right to use radio frequencies, as set forth in the Instruments of Authorization for the provision of the Personal Mobile Service (SMP), includes, among others, revenue from interconnection and from additional conveniences as well as operating revenue from the provision of SMP." Thus, on December 21, 2012, TIM submitted to Anatel the Request for Annulment of Precedent No. 13/2012, which is still pending analysis.

On April 22, 2013, TIM filed an Objection on the records of Case No 53500.003758/2013 against the requirement of "additional amounts" regarding the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is pending analysis by Anatel. By means of Official Letter No. 423/2013/GPR-ANATEL, of November 12, 2013, TIM was notified of Decision Order No. 5.467/2013-PR, of November 11, 2013, by means of which Anatel denied the staying effect requested.

On April 30, 2013, TIM filed an Objection in the records of the Case No. 53500.005844/2013 against the inclusion of interconnection revenues and Value Added Services in the 2% charge on the contractual burden resulting from the extension of the right to use radio frequencies associated with the provision of the Personal Mobile Service (SMP), which is pending analysis by Anatel. By means of Official Letter No. 426/2013/GPR-ANATEL, of November 13, 2013, TIM was notified of Decision Order No. 5.456/2013-PR, of November 11, 2013, by means of which Anatel denied the staying effect requested.

(e.4.2)     Furthermore, in view of the extension of authorization of usage of the radio frequencies associated with SMP, the subject matter of the above mentioned Instruments of Authorization issued in accordance with the respective acts, the Company received demands from Anatel for payment of a new Facilities Inspection Fee (TFI) for all its mobile stations in operation in the service-provision area, although these stations have already been licensed, for the sums shown in the table below.

State	Instrument of authorization	Expiry Date	Act	Amount (R$ /1000)

Paraná (excluding the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 dated 4/13/2006	R$ 80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 dated 9/18/2008	R$ 54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	4/14//2024	1.848 dated 4/13/2009	R$ 333
Ceará	084/2008/PVCP/SPV	11/28/2023	7.385 dated 11/27/2008	R$ 41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7.383 dated 11/27/2008	R$ 20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7.390 dated 11/27/2008	R$ 19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7.386 dated 11/27/2008	R$ 15,020
Piauí	088/2008/PVCP/SPV	3/27/2024	7.389 dated 11/27/2008	R$ 13,497
Pernambuco	089/2008/PVCP/SPV	5/15/2024	7.388 dated 11/27/2008	R$ 54,000
Bahia and Sergipe	412/2012/PVCP/SPV	8/06/2027	3.833 dated 7/06/2012	R$ 110,803
MG	172/2013/PVCP/SPV	4/07/2028	710 dated 1/30/2013	R$ 185,647

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

The demand for payment of TFI is a result of Anatel's understanding of the due application of the provision of Article 9, sub-section III, of the Regulations for Collection of Revenues of the FISTEL Telecommunications Inspection Fund, approved by Resolution No. 255, which foresees the levying of TFI on the station at such time as the license is renewed, which entails the issuing of a new license. However, in the Company's understanding, this does not appear to be the correct interpretation of the provisions of the legislation applicable to the matter at hand, which is why the aforementioned charge was the cause for the timely challenge at the administrative level, which was refuted by Anatel. After all administrative measures have been taken, the matter is now being handled at the judicial level, and a favorable Injunction stayed the enforcement of the charge until the definitive ruling of the suit.

According to the Instruments of Authorization for the operation of SMP, TIM Celular agreed to and undertook in stages the implementation of SMP coverage in relation to its respective regions, within the scope of the areas it had been awarded in the respective lots. Also referred to, as the terms of authorization, the Subsidiaries are required to operate within the quality standards established by Anatel and adhering to the obligations required by the legislation.

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

The Subsidiaries submitted to Anatel administrative defenses and filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the non-compliance was due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

 25 Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	2013	2012

Opening balance	298,808	261,918
Additions recorded throughout the period, net of write-offs	1,005	36,890

Closing balance	299,813	298,808

The provision is recorded based on the following assumptions:

•
the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•
a timetable for the dismantling is estimated based on the useful life of the assets and the estimated costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•	the rate used to discount the cash flows is the average debt cost, that was 8.75% p.a. at December 31, 2013 (7.70% p.a. at December 31, 2012).

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

26	Shareholders' equity

(a)	Capital

Upon resolution by the Board of Directors, without amending the bylaws, the Company is authorized to increase its capital to up to 4,450,000,000 common shares.

The subscribed capital is represented as follows:

	2013	2012

Value paid-in	9,886,887	9,886,887
(-) Funding costs	(47,117)	(47,117)

Net value paid-in	9,839,770	9,839,770

Number of common shares	2,417,632,647	2,417,632,647

(b)	Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	2013	2012

Special goodwill reserve	380,560	380,560
Capital reserve - stock options	10,684	6,440
Tax benefit reserve	826,396

	1,217,640	387,000

Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders, and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at December 31, 2013 was R$ 826,396.

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)	Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At the time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$ 157,556.

(ii)	Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover by TIM Participações of Holdco, a company that held 100% of the equity of Intelig. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$ 739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$ 516,725) created goodwill against capital reserves of R$ 223,004.

Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (note 27).

(c)	Revenue reserves

Legal reserve

This refers to 5% of net income for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the Capital Reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 42 of the Company's bylaws and Article 194 of Law No. 6404/76, and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves or intended for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

(d)	Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, in an amount equivalent to 25% of the adjusted net income.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

The dividends were calculated as follows:

	2013	2012

Net income for the current year	1,505,614	1,448,888
(-) Legal reserve constitution	(75,281)	(72,444)

Adjusted net income	1,430,333	1,376,444

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted net income	357,583	344,111

Dividends per share (Reais per share)	0.1480	0.1423

The General and Special Meeting of Shareholders ("GEMS") held on April 11, 2013 approved the payment of supplementary dividends (over and above the mandatory minimum) of R$ 398,889.

27	Stock options

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of common shares; and (2) performance of the Company's share price against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

Regarding the 2011 Grant, one-third of the options could be exercised at the end of July 2012. However, at the end of July 2013, two-thirds of the options could not be exercised due to non-compliance with the minimum performance conditions accrued from 2011 to 2013. At the end of the first half of 2014, two-thirds may be exercised. The performance conditions of this grant are measured in the three-year period from 2011 to 2013, and the measurement occurs in July of each year.

Regarding the 2012 Grant, one-third of the options could not be exercised in the beginning of September 2013 due to non-compliance with the minimum performance conditions. Two-thirds may be exercised in the beginning of September 2014 and three-thirds may be exercised in the beginning of September 2015, provided the minimum performance conditions are complied with. The performance conditions of this grant are measured in the three-year period from 2012 to 2014, and the measurement occurs in July and August of each year.

On July 30, 2013, the Board of Directors approved the conditions valid for the 3rd (third) Grant. One-third of the options may be exercised at the end of July 2014, two-thirds may be exercised at the end of July 2015 and three-thirds may be exercised at the end of July 2016, provided the minimum performance conditions are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, in July of each year.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted on a monthly basis and, at the end of 2013 totaled R$ 4,244.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

2011 Grant

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. At December 31, 2013, no options were exercisable.

The significant data included in the model were the following: average weighted share price of R$ 8.31 on the grant date; exercise price of R$ 8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2012 Grant

On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the Company's trading volume and share prices from July 1, 2012, to August 31, 2012.

On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. At December 31, 2013, there were no exercisable options.

The significant data included in the model were the following: weighted average share price of R$ 8.96 on the grant date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2013 Grant

On the grant date (July 30, 2013), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. Such average took into account the trading volume and trading price of the Company's shares over the 30-day period preceding July 20, 2013.

On July 30, 2013, options corresponding to the right to purchase 3,072,418 shares were granted. As of December 31, 2013, no options were exercisable.

The significant data included in the model were as follows: weighted average share price of R$ 8.13 at the grant date; volatility of 48.45% p.a.; 6 years' expected life of the stock options, and risk-free annual interest rate of 10.39% p.a. The volatility was calculated based on the price of common shares of TIM over a period of 6 years.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

28	Net operating revenue

	2013	2012	2011

Service revenue - Mobile
Subscription and use	11,309,804	11,086,671	10,264,716
Network use	3,760,751	3,969,138	3,849,408
Long distance	3,332,965	3,217,921	3,181,214
VAS - Additional services	5,353,653	4,404,832	3,166,437
Others	236,255	201,265	229,829

	23,993,428	22,879,827	20,691,604

Service revenue - Landline	1,071,787	1,470,259	1,525,446

Service revenue	25,065,215	24,350,086	22,217,050

Goods sold	4,596,539	3,405,726	2,540,516

Gross operating revenue	29,661,754	27,755,812	24,757,566

Deductions from gross revenue
Taxes	(6,544,661)	(5,954,837)	(5,385,338)
Discounts given	(2,948,294)	(2,774,672)	(2,092,406)
Returns and others	(247,508)	(262,356)	(193,845)

	(9,740,463)	(8,991,865)	(7,671,589)

Total net revenue	19,921,291	18,763,947	17,085,977

29	Cost of services provided and goods sold

	2013	2012	2011

Personnel	(61,130)	(61,632)	(40,348)
Third party services	(403,257)	(385,357)	(324,098)
Interconnection	(4,518,927)	(4,659,052)	(4,132,950)
Depreciation and amortization	(2,097,931)	(1,861,980)	(1,717,476)
ANATEL fees	(13,071)	(11,767)	(9,633)
Rentals and insurance	(358,948)	(277,483)	(232,643)
Others	(18,097)	(18,735)	(22,939)

Cost of services provided	(7,471,361)	(7,276,006)	(6,480,087)

Cost of goods sold	(3,350,841)	(2,604,978)	(2,062,552)

	(10,822,202)	(9,880,984)	(8,542,639)

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

30	Sales expenses

	2013	2012	2011

Personnel	(563,486)	(501,563)	(451,761)
Third party services	(2,201,727)	(2,164,639)	(2,287,061)
Advertising and publicity	(592,421)	(537,765)	(530,145)
Impairment of accounts receivables	(240,051)	(250,972)	(231,529)
ANATEL fees	(1,030,576)	(1,027,594)	(1,037,066)
Depreciation and amortization	(170,084)	(178,691)	(231,468)
Rentals and insurance	(76,509)	(57,399)	(38,442)
Others	(36,668)	(55,538)	(41,040)

	(4,911,522)	(4,774,161)	(4,848,512)

31	General and administrative expenses

	2013	2012	2011

Personnel	(207,260)	(165,837)	(140,719)
Third party services	(513,741)	(446,548)	(422,331)
Depreciation and amortization	(180,570)	(312,714)	(320,036)
Rentals and insurance	(72,779)	(73,196)	(58,804)
Others	(38,206)	(31,648)	(21,504)

	(1,012,556)	(1,029,943)	(963,394)

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

32	Other income (expenses), net

	2013	2012 Reclassified	2011 Reclassified

Income
Subvention income, net	11,677	7,542	3,683
Fines on telecommunications services	39,226	37,542	32,155
Other income (expenses)	8,030	(11,147)	21,301

	58,933	33,937	57,139
Expenses
FUST/FUNTTEL	(173,241)	(183,224)	(224,136)
Taxes, fees and contributions	(1,416)	(2,624)	(1,994)
Provision and contingencies - net of reversal	(279,755)	(236,340)	(150,163)
Other operating expenses	(21,374)	(32,036)	(17,641)

	(475,786)	(454,224)	(393,934)

Amortization of concessions	(319,285)	(335,203)	(326,988)

	(795,071)	(789,427)	(326,988)

Other expenses, net	(736,138)	(755,489)	(663,783)

33	Finance income

	2013	2012 Reclassified	2011 Reclassified

Interest on financial investments	257,376	153,026	205,408
Interest received from clients	63,855	68,837	48,871
Swap interest	79,561	174,981	169,908
Monetary adjustment	46,200	80,719	57,251
Other revenue	4,399	1,452	(1,009)

	451,391	479,015	480,429

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

34	Finance costs

	2013	2012 Reclassified	2011 Reclassified

Interest on loans and financing	(268,133)	(227,764)	(251,101)
Interest paid to suppliers	(54,992)	(21,261)	(13,802)
Interest on taxes and fees	(1,191)	(15,732)	(54,907)
Swap interest	(173,649)	(214,713)	(271.026)
Monetary adjustment	(103,582)	(79,173)	(37,602)
Discounts granted	(97,066)	(71,325)	(66,347)
Other expenses	(51,087)	(14,786)	(30,331)

	(749,700)	(644,754)	(725,116)

35	Foreign exchange variations

	2013	2012 Reclassified	2011 Reclassified
Revenue
Borrowings and financing	1,189	191,768	116,258
Suppliers	7,504	9,758	10,903
Swaps	206,332	316,185	233,622
Others	19,738	34,077	32,799

	234,763	551,788	393,582

Expenses
Borrowings and financing	(233,446)	(313,172)	(232,601)
Suppliers	(17,336)	(21,724)	(16,558)
Swaps	22,113	(194,514	(121,183)
Others	(10,505)	(26,529)	(22,721)

	(239,174)	(555,939)	(393,063)

Foreign exchange variations, net	(4,411)	(4,151)	519

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

36	Income tax and social contribution expenses

	2013	2012	2011

Current tax
Income tax for the period	(340,763)	(360,491)	(334,375)
Social contribution for the period	(110,565)	(133,472)	(120,718)
Tax incentive - ADENE	151,316	82,399	142,039
Others	-	-	3,656
	(300,012)	(411,564)	(309,398)

Deferred income tax
Deferred income tax	(240,518)	(213,641)	(184,090)
Deferred social contribution	(86,585)	(76,937)	(52,148)

	(327,103)	(290,578)	(236,238)
Provision and contingencies of income tax and social contribution	(3,424)	(2,450)	-

	(630,539)	(704,592)	(545,636)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the income statement is set forth below:

	2013	2012	2011

Income before income tax and social contribution	2,136,153	2,153,480	1,823,481

Combined tax rate	34%	34%	34%

Income and social contribution taxes at the combined tax rate	(726,292)	(732,183)	(619,984)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(53,214)	(72,792)	(31,667)
Attributed cost		(34,000)	-
Technological innovation		(6,377)	-
Tax incentive - ADENE	151,316	82,400	142,039
Deferred IR/CS over REFIS	-	-	(25,680)
Permanent additions	-	-	(7,120)
Realization of deferred income tax and social contribution - TIM Fiber merger		67,977	-
Other amounts	(2,349)	(9,617)	(3,224)

	95,753	27,591	74,348

Income tax and social contribution charged to income for the period	(630,539)	(704,592)	(545,636)

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

According to Article 443, item I, of Decree No. 3000/1999, to subventions for investments not be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules, having, therefore, constituted these reserves in the amount of R$ 826,396.

In accordance with articles 71 and 95 of Provisional Measure 627/13 and as per the Technical Communication 02/2014, issued by Ibracon, the Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as of December 31, 2007 (previous date in relation to the application of Law 11.638/07 which established the introduction of IFRS in Brazil). These procedures have been requested by the Federal Tax Authorities to verify the possible existence of dividends paid in excess when compared to ones which would have been calculated using the accounting principles generally accepted before the introduction of IFRS.

The maximum effect of the adoption of Provisional Measure 627/13 in the next fiscal year would not produce relevant impacts for the Company, reason why it will not opt for the application of the referred rule as from 2014. As from 2015, it is expected that all Brazilian companies will follow the new rule.

37	Earnings per share

(a)	Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the year.

	2013	2012	2011

Income attributable to shareholders of the company	1,505,614	1,448,888	1,277,845

Weighted average number of common shares issued (thousands)	2,416,837	2,416,837	2,263,662

Basic earnings per share (expressed in R$)	0.6230	0.59950	0.5645

(b)	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2013	2012	2011

Earnings attributable to shareholders of the company	1,505,614	1,448,888	1,277,845

Weighted average number of common shares issued (thousands)	2,417,509	2,417,092	2,264,810

Diluted earnings per share (expressed in R$)	0.6228	0.59943	0.5642

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

38	Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	2013	2012

Telecom Personnel Argentina (1)	1,484	935
Telecom Italia Sparkle (1)	16,949	32,925
Lan Group (4)	1,565	9,919
Others	3,003	4,104

Total	23,001	47,883

	Liabilities

	2013	2012

Telecom Italia S.p.A. (2)	32,267	20,702
Telecom Personel Argentina (1)	1,435	1,462
Telecom Italia Sparkle (1)	21,683	11,386
Italtel (3)	24,403	23,975
Others	11,264	9,714

Total	91,052	67,239

	Revenue
	2013	2012	2011

Telecom Italia S.p.A. (2)	2,804	2,769	17,796
Telecom Personel Argentina (1)	6,561	4,943	3,840
Telecom Italia Sparkle (1)	17,352	54,615	33,883
Others	1,120	1,534	1,511

Total	27,837	63,861	57,030

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

	Cost/expense
	2013	2012	2011

Telecom Italia S.p.A. (2)	6,281	4,284	15,629
Telecom Italia Sparkle (1)	29,065	32,556	20,865
Telecom Personel Argentina (1)	4,129	6,999	6,714
Lan Group (4)	32,326	26,343	19,151
Others	16,641	11,491	1,572

Total	88,442	81,673	63,931

(1)           These amounts refer to roaming, value-added services (VAS) and assignment of means.

(2)           These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)           The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)           The amounts refer to the lease of links and EILD and signaling services.

The balance sheet account balances are recorded in the following groups: accounts receivable, suppliers and other current assets and liabilities.

39	Transactions with Telefonica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, from Telco S.p.A ("Telco"), come to  hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações (the “Transaction”).

Through its Act No. 68.276/2007, published in the Federal Official Gazette of November 5, 2007, ANATEL approved the Transaction and imposed certain restrictions to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil. For the purposes of ANATEL's requirements, TIM Brasil and TIM Celular submitted to ANATEL the necessary measures to ensure this segregation de facto and ipso jure in Brazil, so that Telefonica's participation in Telco S.p.A. could not be characterized as influencing the financial, operational and strategic decisions made by the operators of the TIM Group in Brasil.

Furthermore, in April 2010, as a condition for the approval of the Transaction by the Administrative Council of Economic Defense (CADE), related to the Concentration Act No. 53500.012487/2007, Telco´s subsidiaries signed a Performance Commitment Instrument (TCD), which determined the rules of Telefonica´s shareholding participation on Telecom Italia deliberations and its governance restrictions to the Brazilian market. TIM Brasil Serviços e Participações S.A., controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

In the supervision of the fulfillment of the TCD in 2013, CADE, after Telefonica´s elucidations about the new shareholders´ agreement of Telco and the increase in its ownership on capital stock of that entity, decided to determine, aiming to maintain the initial conditions that enabled the approval of the Transaction in 2010, the sale by Telefonica, within the period confidentially stipulated by CADE, of the acquired shares in 2013 that resulted in the increase of Telefonica´s ownership on the Telco´s capital stock.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

TIM Participações continues to operate in the Brazilian market on the same independent and autonomous basis as before the Transaction, still ensuring transparency of its transactions with the Telefónica Group in Brazil, including disclosing the total amounts and the nature of such transactions in its financial statements.

At December 31, 2013, agreements between the operators of the TIM group controlled by TIM Participações and the operators of the Telefónica group in Brazil were in force in respect of telecommunications services covering interconnection, roaming, site-sharing and co-billing procedures, as well as contracts relating to CSP (long-distance code) entered into on an arm's length basis and the applicable legislation. At December 21, 2013, the receivables and payables arising from these agreements amounted to R$ 208,988 and R$ 133,538 respectively (R$ 178,817 and R$ 134,878 at December 31, 2012). The amounts charged to income by the Company represent operating revenue and expenses totaling R$ 1,456,276 and R$ 1,117,651 (R$ 1,476.804 and R$ 1,169,096 at December 31,, 2012) respectively.

40	Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to reduce the exchange variation risks and partly eliminate the interest risks involved. These transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i)	Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial charges. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

At December 31, 2013, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the borrowings taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii)	Interest rate risks

Interest rate risks relate to:

•
the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of December 31, 2013, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

•
the possibility of unfavorable changes in interest rates, which would result in higher financial costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2013, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risk.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

(iii)	Credit risk inherent in the provision of services

This risk is related to the possibility of the subsidiaries incurring losses from the difficulty in collecting amounts billed to customers. In order to mitigate this risk, the subsidiaries perform credit analysis that assists management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the use of services by customers in the event that they default on payment of their bills. At December 31, 2012 and 2013, no customers accounted for more than 10% of net receivables from services provided or of revenue from services rendered in the periods then ended.

(iv)	Credit risk inherent in the sale of phone sets and prepaid telephone cards

The policy adopted by the subsidiaries for the sale of phone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted in the regular course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, and the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with their business partners. At December 31, 2013 and 2012, no customers accounted for more than 10% of net receivables from the sale of goods or of revenue from the sale of goods in the periods then ended.

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

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2013			2012

	Assets	Liabilities	Net	Assets	Liabilities	Net

Derivative financial instruments	246,863	(44,418)	202,445	188,807	(78,205)	110,602

Current portion	11,969	(44,418)	(32,449)	104,712	(42,061)	62,651

Non-current portion	234,894		234,894	84,095	(36,144)	47,951

The consolidated financial derivative instruments with long-term maturities at December 31, 2013 have the following maturity schedule:

	Assets	Liabilities

2015	12,042	-
2016	140,860	-
2017	22,437	-
2018
2019 onwards	59,555	-

	234,894	-

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Consolidated financial assets and liabilities
measured at fair value

	2013

	Level 1	Level 2	Total balance

Assets
Financial assets valued at fair value through profit or loss
Trading securities	28,681	-	28,681
Derivatives used for hedging purposes	-	246,863	246,863

Total assets	28,681	246,863	275,544

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes	-	44,418	44,418

Total liabilities	-	44,418	44,418

	2012

	Level 1	Level 2	Total balance

Assets
Financial assets valued at fair value through profit or loss
Trading securities	22,644		22,644
Derivatives used for hedging purposes		188,807	188,807

Total assets	22,644	188,807	211,451

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes	-	78,205	78,205

Total liabilities	-	78,205	78,205

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

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

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

	Loans and receivables	Assets valued at fair value through profit or loss	Total

December 31, 2013

Assets, according to balance sheet
Derivative financial instruments	-	246,863	246,863
Trade accounts receivable and other accounts receivable, excluding prepayments	3,548,988	-	3,548,988
Financial assets valued at fair value through profit or loss		28,681	28,681
Cash and cash equivalents	5,2587,642	-	5,287,642

	8,836,630	275,544	9,112,174

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2013

Liabilities, according to balance sheet
Borrowings	-	4,746,656	4,746,656
Derivative financial instruments	44,418		44,418
Suppliers and other obligations, except legal obligations	-	5,255,337	5,255,337

	44,418	10,001,993	10,046,411

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

	Loans and Receivables	Assets valued at fair value through profit or loss	Total

December 31, 2012

Assets, according to balance sheet
Derivative financial instruments	-	188,807	188,807
Trade accounts receivable and other accounts receivable, excluding prepayments	3,712,176	-	3,712,176
Financial assets valued at fair value through profit or loss		22,644	22,644
Cash and cash equivalents	4,429,780	-	4,429,780
	8,141,956	211,451	8,353,407

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2012

Liabilities, according to balance sheet
Borrowings	-	4,390,095	4,390,095
Derivative financial instruments	78,205	-	78,205
Suppliers and other obligations, excluding legal obligations	-	4,293,121	4,293,121

	78,205	8,683,216	8,761,421

Capital management

The Company's objectives in managing its capital are to safeguard the Group's on-going ability to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining the ideal capital structure for reducing this cost.

In order to maintain or adjust its capital, the Company may review its dividend payment policy, return capital to the shareholders or, in addition, issue new shares or sell assets to reduce its indebtedness, for example.

The Company's policy for protection
against financial risks - Summary

The Company's policy stipulates the adoption of swap mechanisms against financial risks involved in financing taken in foreign currency, in order to control the exposure to risks related to exchange variation.

The contracting of derivative financial instruments against exchange exposure should occur simultaneously with the debt contract that originated the exposure. The level of risk coverage to be contracted for these exchange exposures is 100% in terms of time and amount.

At December 31, 2013 and 2012, no type of margin or guarantee applied to transactions with derivative instruments was entered into by the Company and its subsidiaries.

The criteria for selection of financial institutions rely on parameters that take into account the rating provided by renowned rating agencies, the shareholders' equity and the degree of concentration of operations and funds.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

The table below shows the derivative instruments transactions contracted by the subsidiaries and effective at December 31, 2013 and 2012:

December 31, 2013

		Counterparty					Average swap rates
Currency	Type of SWAP	DEBT	SWAP	Total debt	Total Swap (Active Leg Accrual)	% cove-rage	Active Leg	Passive Leg

USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,115,324	1,115,241	100%	LIBOR 6M + 0.77% p.a.	95.25% do CDI
USD	LIBOR X DI	BNP	CITI, BES	224,395	224,395	100%	LIBOR 6M + 2.,53% p.a.	95.,01% do CDI
USD	LIBOR X DI	BOFA	BOFA	280,822	280,822	100%	LIBOR 3M + 1.,35% p.a.	102% do CDI
USD	PRE X DI	JP Morgan	JP Morgan	117,704	117,704	100%	1.73% p.a.	101.,5% do CDI
USD	PRE X DI	Cisco	Santander	117,768	117,768	100%	1.,80% p.a.	93.80% do CDI

December 31, 2012

		Counterparty					Average swap rates
Currency	Type of de SWAP	Debt	SWAP	Total debt	Total Swap (Active leg Accrual)	% cove-rage	Asset side	Liability side

R$	PRE X DI	BNB	Santander	38,743	5,978	15%	10.54 p.a.%	69.80% of CDI
R$	TJLP X DI	BNDES	Santander, ITAÚ	1,894,790	55,631	3%	TJLP + 4.2% p.a.	91.43% of CDI
USD	LIBOR X DI	BEI	Santander, CITI MS + BOFA	836,562	836,538	100%	LIBOR 6M + 0.74% p.a.	95.02% of CDI
USD	LIBOR X DI	BNP	CITI + BES	244,723	244,723	100%	LIBOR 6M + 2.53% p.a.	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	244,964	244,985	100%	(LIBOR 3M + 1.25% p.a.) x 1.18	92.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	205,280	205,444	100%	1.84% p.a.	92.50% of CDI

		Currency
			Reference value (Notional)		Fair value

	Object		2013	2012	2013	2012

Fixed interest risk vs. CDI	Part of financing obtained from BNB	BRL	-	2,798
Asset position					-	6,008
Liability position					-	(5,062)
Net balance					-	946

TJLP risk vs. CDI	Part of financing obtained from BNDES	BRL	-	55,052
Asset position					-	56,167
Liability position					-	(55,069)
Net balance					-	1,098

USD exchange risk vs. CDI	Full protection against exchange variation risk granted by banks BNP Paribas, BEI, BOFA and JP Morgan	BRL	1,614,311	1,406,316
Asset position					1,829,236	1,515,769
Liability position					(1,626,790)	(1,407,210)
Net balance					202,446	108,559

Total			1,614,311	1,464,166	202,446	110,603

Sensitivity analysis table - Effects of the variation
on fair value of the swaps

For identifying possible distortions on consolidated derivative instruments currently in force, a sensitivity analysis was made considering three different scenarios (probable, possible and remote) and the respective impact on the results attained, namely:

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Description	2013	Probable Scenario	Possible Scenario	Remote Scenario

USD-indexed debit (BNP Paribas, BEI, BOFA and JP Morgan)	1,829,236	1,829,236	2,310,460	2,801,156
Fair value of swap receivable	1,829,236	1,829,236	2,310,460	2,801,156
Fair value of swap payable	(1,626,790)	(1,626,790)	(1,630,372)	(1,634,242)

Net swap exposure	202,446	202,446	680,088	1,166,914

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

Our sensitivity analyses referring to the derivative instruments in effect at December 31, 2013 basically rely on assumptions relating to variations of the market interest rates and the variation of the US Dollar underlying the swap contracts. These assumptions were chosen solely because of the characteristics of our derivative instruments, which are exposed only to interest rate and exchange rate variations.

Given the characteristics of the subsidiaries' financial derivative instruments, our assumptions basically took into consideration the effect i) the variation of CDI and ii) fluctuation of the US Dollar used in swap transactions, with the following percentages and quotations as a result:

Risk variable	Probable Scenario	Possible Scenario	Remote Scenario

CDI	9.77%	12.21%	14.66%
USD	2.34	2.93	3.51

Gains and losses with derivatives in the period

2013

Fixed interest risk vs. CDI	11
TJLP risk vs. CDI	(119)
USD exchange risk vs. CDI	134,465

Net gains	134,357

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

Leverage

The Group's objectives in managing capital are to guarantee the capacity to provide financial returns to its shareholders and benefits to stakeholders, as well as maintain a capital structure to reduce costs.

To maintain or adjust the Group's capital structure Management can review the dividend policy, reimburse the capital to its shareholders, issue new shares or sell assets to reduce, for example, the net debt level.

Aligned with other market participants, the Group monitors, among other indexes, the financial leverage, measured based on the index Net Debt / EBITDA.

The financial leverage indexes as of December 31, 2013 and 2012 are the following:

	2013	2012

Total borrowings (Note 19 and 40)	4,544,210	4,279,492
LT Amazonas (Note 17)	322,670
Less: cash and cash equivalents (Notes 6 and 7)	(5,287,642)	(4,430,590)

Net Cash	(420,762)	(151,098)

EBITDA (last 12 months) (*)	5,206,743	5,011,958

Financial leverage index	(0.08)	(0.03)

(*) Reconciliation of Net Income for the year:

Net income for the year	1.505.614	1.448.888
Depreciation and amortization	2.767.870	2.688.588
Net Financial Income	302.720	169.890
Income tax and social contribution	630.539	704.592
EBITDA	5.206.743	5.011.958

41	Defined benefit pension plans and other post-employment benefits

	2013	2012

PAMEC/active participants' policy and Health Plan	1,084	4,486

The Company and its subsidiaries have defined benefit pension plans and other post-employment benefits particularly as a result of the period of privatization of the Telebrás System. The number of current and former employees that are still entitled to these benefits is extremely low and the amounts involved, whose calculations are based on the criteria set forth in CPC 33 (R1) (IAS 19), are irrelevant in the context of the financial statements.

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

42	Management Fees

Key Management includes statutory officers and the Board of Directors. The remuneration to key Management personnel for their services is presented below:

	2013	2012

Short-term employee benefits	10,755	9,226
Shares - based payment	3,029	2,775

	13,784	12,001

43	Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Thus, at December 31, 2013, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	29,373,216
General Third Party Liability - RCG	53,000
Vehicles (Executive and Operational Fleets)	100% of Fipe Table. R$ 1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$ 100 for Pain and Suffering.

44	Commitments

Rentals

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2014	515,901
2015	542,212
2016	566,611
2017	592,109
2018	618,753

2,835,586

(A free translation of the original in Portuguese)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2013
In thousands of reais, unless otherwise indicated

45	Expenses by type

	2013	2012 Reclassified	2011 Reclassified
Expenses by type
Cost of services provided and goods sold	(10,822,202)	(9,880,984)	(8,542,639)
Selling expenses	(4,911,522)	(4,774,161)	(4,848,512)
General and administrative expenses	(1,012,556)	(1,029,943)	(963,394)
Other revenue (expenses), net	(736,138)	(755,489)	(663,783)

	(17,482,418)	(16,440,577)	(15,018,328)
Classified as:
Personnel	(831,876)	(729,032)	(632,828)
Advertising and publicity	(592,421)	(537,765)	(530,145)
Third party services	(3,118,725)	(2,986,376)	(3,025,983)
Interconnection	(4,518,927)	(4,659,052)	(4,132,950)
Cost of goods sold	(3,350,841)	(2,604,978)	(2,062,552)
Depreciation and amortization	(2,767,870)	(2,688,588)	(2,595,968)
Impairment of accounts receivable	(240,051)	(250,972)	(231,529)
Taxes, fees and contributions	(1,218,304)	(1,225,209)	(1,272,829)
Rentals and insurance	(508,236)	(408,078)	(329,889)
Provision and contingencies	(279,755)	(236,340)	(150,163)
Training	(14,410)	(10,168)	(7,507)
Others	(41,002)	(104,019)	(45,984)

	(17,482,418)	(16,440,577)	(15,018,328)

46	Subsequent events

In the meeting held on February 13, 2014, the Board of Directors of TIM Participações S.A. proposed the allocation of R$ 485.722 for payment of supplementary dividends on income for 2013. Such proposal was submitted for approval on the Company's General Meeting of Shareholders scheduled to April 10,2014.