Form 20-F
period 2014-12-31
TIM PARTICIPACOES SA
filed 2015-04-15
CIK 1066116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
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

Guglielmo Noya
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3,434 - 7º andar
22640-102 Rio de Janeiro, RJ, Brazil
Tel: 55 21 4009-4000 / Fax: 55 21 4009-3990
ri@timbrasil.com.br
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

Title of Class	Number of Shares Outstanding
Common Shares, without par value	2,421,032,479

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

Page

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a publicly-held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM,” “TIM Participações,” the “Company” or the “Holding Company.”  References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), TIM Celular S.A. (“TIM Celular”), and Intelig Telecomunicações Ltda. (“Intelig”), each a directly or indirectly wholly owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

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

Presentation of Financial Information

We maintain our books and records in reais.  The consolidated financial statements included in this annual report were prepared in accordance with the accounting practices adopted in Brazil as issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or CPC, and with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.  As a complement to the CPC and IFRS principles, the Company also applies accounting practices established under Brazilian corporate law and rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and Anatel.  The selected financial information for the Company included in “Item 3A. Key Information—Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates.  It also requires management to exercise its judgment in the process of applying our accounting policies.  Those areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3 to our consolidated financial statements.

All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “U.S.$” are to United States dollars.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or Central Bank, at December 31, 2014 of R$2.66 to U.S.$1.00.  These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.  Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

i

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

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

ii

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	system technology failures, which could negatively affect our revenues and reputation;

•
the introduction of transformative technologies that could be difficult for us to keep pace with and which could cause a significant decrease in our revenues and/or revenues for all mobile telephone carriers;

•
our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	performance of third party service providers and key suppliers on which we depend;

•	government policy and changes in the regulatory environment in Brazil;

•	the effect of exchange rate fluctuations;

•	the effect of inflation;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved; and

•	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto.  Our consolidated financial statements included herein as of and for the years ended December 31, 2014, 2013 and 2012 have been audited by PricewaterhouseCoopers Auditores Independentes.  The report of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appears elsewhere in this annual report.

The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated.  Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2014 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2014 (as reported by the Central Bank of R$2.66 to U.S.$1.00).  See “—Exchange Rates” for information regarding exchange rates for the Brazilian real.  You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2014 U.S.$	2014 R$	2013 R$	2012 R$ (Reclassified)(1)	2011 R$ (Reclassified)(1)	2010 R$ (Reclassified)(1)
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
Net operating revenue	7,332,894	19,498,165	19,921,291	18,763,947	17,085,977	14,457,450
Cost of service provided and goods sold	(3,792,373)	(10,083,920)	(10,822,202)	(9,880,984)	(8,542,639)	(7,286,311)
Gross profit	3,540,521	9,414,245	9,099,089	8,882,963	8,543,338	7,171,139
Operating revenue (expenses)
Selling expenses	(1,889,046)	(5,022,972)	(4,911,522)	(4,774,161)	(4,848,512)	(4,494,608)
General and administrative expenses	(425,255)	(1,130,754)	(1,012,556)	(1,029,943)	(963,394)	(1,008,694)
Other revenue (expenses), net	(291,399)	(774,829)	(736,138)	(755,489)	(663,783)	(467,703)
Operating profit before financial income (expense)	934,821	2,485,689	2,438,873	2,323,370	2,067,649	1,200,134
Financial income (expenses)	(110,106)	(292,772)	(302,720)	(169.890)	(244,168)	(245,457)
Income before income tax and social tax contribution	824,715	2,192,917	2,136,153	2,153,480	1,823,481	954,677
Income tax and social contribution	(243,136)	(646,499)	(630,539)	(704,592)	(545,636)	1,257,038
Net income for the year	581,579	1,546,419	1,505,614	1,448,888	1,277,845	2,211,715
Net income per share	0.2404	0.6396	0.62276	0.59950	0.56450	0.8955
Diluted net income per share	0.2403	0.6393	0.62280	0.59943	0.56420	0.8955
Number of shares outstanding:
Common shares (in millions)	2,421	2,421	2,418	2,418	2,418	843
Preferred shares (in millions)	0	0	0	0	0	1,632
Dividends per share	0.0569	0.1515	0.1480	0.1423	0.1259	0.2006
Balance Sheet Data:
Property, plant, equipment and intangibles, net	6,856,226	18,237,563	14,643,423	13,555,699	12,493,487	10,427,637
Total assets	12,291,395	32,695,111	28,138,167	26,108,977	23,533,424	19,397,273
Loans and financing	2,539,255	6,754,419	4,746,656	4,390,095	3,660,583	3,234,670
Shareholders’ equity	5,760,163	15,322,034	14,594,640	13,832,870	12,953,354	10,300,809
Capital stock	3,709,134	9,866,298	9,839,770	9,839,770	9,839,770	8,149,096
Cash Flow Data:
Operating Activities:
Net cash provided by operations	2,421,452	6,441,064	5,269,502	4,965,169	4,154,180	4,009,472
Investing Activities:
Net cash used in investing activities	(2,580,209)	(6,863,357)	(3,560,907)	(3,764,726)	(4,319,253)	(2,581,475)
Financing Activities:
Net cash provided (used) in financing activities	138,211	367,643	(844,697)	(225,918)	1,051,696	(1,464,789)
Increase (decrease) in cash and cash equivalents	(20,545)	(54,650)	857,862	1,166,925	886,623	(36,792)
Cash and cash equivalents at beginning of year	1,987,835	5,287,642	4,429,780	3,262,855	2,376,232	2,413,024
Cash and cash equivalents at end of year	1,967,290	5,232,992	5,287,642	4,429,780	3,262,855	2,376,232

(1)	The reclassifications are illustrated in Note 3(b) of the Financial Statements accompanying our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

Historically, macroeconomic conditions in Brazil have been characterized by wide swings in economic growth and significant fluctuations in interest, inflation, and foreign exchange rates. Nevertheless, socioeconomic indicators in Brazil, such as those related to income, labor and employment, have improved in recent years. Because the domestic market is one of the main economic drivers in Brazil, the Brazilian economy was generally resistant to the effects of the international economic and financial crisis in 2008 and 2009 and demonstrated relative stability during this period. In recent years, however, official interest rates in Brazil, as well as the exchange rate of the real against the U.S. dollar, have fluctuated, and gross domestic product, or GDP, growth has been relatively weak compared to prior years, slowing to 0.2% in 2014 and forecasted to be negative in 2015.

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

The Brazilian government, in the face of this speculative and volatile international economic environment, adopted a series of countercyclical measures to stimulate the economy, including tax decreases, a decrease in interest rates, an expansion of credit and a systematic easing of monetary policy. The Special System of Settlement and Custody basic interest rate (Sistema Especial de Liquidação e Custódia), or SELIC, (which is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government) was cut throughout 2012, reaching a low of 7.25% on October 10, 2012, where it remained until April 17, 2013 when it was again revised positively.  Efforts by the Brazilian government to stimulate the economy did not have the intended effect, with GDP growth of only 0.9% in 2012.  Efforts by the Brazilian government to stimulate the economy were reversed in 2013 due to inflationary pressure. As of December 31, 2013, the SELIC rate was 10.00% and as of December 31, 2014, was 11.75%.  In April 2015, following a series of increases during first quarter 2015, the SELIC rate was 12.75%, and it is expected to reach up to 13.25% by the end of 2015.

The trend of a depreciating real continued throughout 2014, ending the year at R$2.66 per U.S. $1.00. The official inflation rate was 6.41% in 2014, above the 5.91% recorded in 2013, the 4.5% rate targeted by the Central Bank, and just within the upper limits of the “oscillating” band of plus or minus two percentage points considered acceptable by the Central Bank. Inflation in 2014 was negatively impacted by increased electricity prices, which rose by 17.06% and housing prices, which rose 8.8%.

Inflation directly impacts our results of operations as result of certain of our assets and liabilities being subject to inflation adjustment, although the impact of these adjustments has not been material during the reported periods.  In 2014, the net impact of inflation adjustments was a loss of R$100.5 million and in 2013, was a loss of R$57.3 million.  The loss in 2014 can be explained by inflation adjustments on a R$93 million loan and on a R$913 million loan, each from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts”) and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us (see “Item 8.  Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”). In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base.  Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

The table below sets forth data regarding GDP growth, inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2014	2013	2012
GDP growth(1)	0.1%	2.3%	0.90%
Inflation (IGP-M)(2)	3.67%	5.53%	7.81%
Inflation (IPCA)(3)	6.4%	5.9%	5.8%
DI Rate(4)	11.57%	9.77%	6.90%
TJLP(5)	5.00%	5.00%	5.50%
Appreciation (devaluation) of the real against the U.S. dollar	13.39%	14.64%	8.94%
Exchange rate (closing)—R$ per U.S.$1.00	2.6562	2.3426	2.0435
Average exchange rate—R$ per U.S.$1.00(6)	2.6554	2.1741	1.9550

(1)	Brazilian GDP for 2014, 2013 and 2012 was calculated using the new procedures adopted by the IBGE.

(2)
Inflation (IGP-M) is the general market price index as measured by Fundação Getúlio Vargas, or FGV, and represents data accumulated over the 12 months in each year ended December 31, 2014, 2013 and 2012.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2014, 2013 and 2012.

(4)	The DI rate is the average inter-bank deposit rate performed during the day in Brazil (accrued as of the last month of the period, annualized).

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate on the last day of each year.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably.  The real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Although the real appreciated by 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008, as a result of the international financial and economic crisis, the real depreciated against the U.S. dollar by 24.0%.  In 2009 and 2010, the real appreciated against the U.S. dollar by 25.5% and 4.3%, respectively.  In 2011, the real depreciated by 4.8% against the U.S. dollar.  On December 31, 2011, the period-end real/U.S. dollar exchange rate was R$1.8758 per U.S.$1.00. In 2012, the real depreciated a further 8.94% against the U.S. dollar.  On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S.$1.00. On December 31, 2013, the period-end real/U.S. dollar exchange rate was R$2.3426 per U.S.$1.00.  In 2014, the real continued to depreciate against the U.S. dollar, with the period-end real/U.S. dollar exchange rate at R$2.6562 per U.S.$1.00 on December 31, 2014.

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

	Reais per U.S. dollar
Year	High	Low	Average	Year End
2010	1.8811	1.6554	1.7593	1.6662
2011	1.9016	1.5345	1.6746	1.8758
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4169	1.9528	2.1603	2.3426
2014	2.7403	2.1974	2.3547	2.6562

	Reais per U.S. dollar
Month	High	Low
October 2014	2.5341	2.3914
November 2014	2.6136	2.4839
December 2014	2.7403	2.5607
January 2015	2.7155	2.5701
February 2015	2.8852	2.6940
March 2015	3.2965	2.8951
April 2015 (through April 14)	3.1556	3.0466

Source: Central Bank/Bloomberg

On April 14, 2015, the selling rate was R$3.0880 to US$1.00.  The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 14, 2015 may not be indicative of future exchange rates.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad.  For approximately six months in 1989, and early 1990, for example, the Brazilian Federal Government, or Federal Government, froze all dividend and capital repatriations that were owed to foreign equity investors.  These amounts were subsequently released in accordance with Federal Government directives.  There can be no assurance that similar measures will not be taken by the Federal Government in the future.

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

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	system technology failures, which could negatively affect our revenues and reputation;

•
the introduction of transformative technologies that could be difficult for us to keep pace with and which could cause a significant decrease in our revenues and/or revenues for all mobile telephone carriers;

•
our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•
performance of third party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;

•	government policy and changes in the regulatory environment in Brazil;

•	the effect of exchange rate fluctuations;

•	the effect of inflation;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

As a result of these uncertainties, there can be no assurance that our strategic objectives can effectively be attained in the manner and within the timeframes described.

We face increasing competition, which may adversely affect our results of operations.

The opening of the Brazilian market to competition for telecommunications services has adversely affected historical margins in the industry.  We face increased competition throughout Brazil from new entrants and existing players in the personal communications service, or PCS, market.  We compete with providers of wireless services and trunking, and with providers of fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of fixed services for mobile, as well as bundling data and voice services. As a result, the cost of maintaining our revenue share has increased and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence.  Other than TIM, the following entities also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro, Telefônica Brasil S.A., or Telefônica Brasil, under the brand name Vivo, TNL PCS S.A. and 14 Brasil Telecom Celular S.A., under the brand name Oi and, recently, Nextel Telecomunicações Ltda., under the trade name Nextel, which offers mobile services through its existing trunking network and recently launched third generation, or 3G, and fourth generation, or 4G, mobile telecommunications network technology.

We also expect to face increased competition from other wireless telecommunications services, such as digital trunking, or SME, because these services are generally less expensive than cellular telecommunications services and are subject to a different set of regulations.  In addition, technological changes in the telecommunications field, such as the development and roll-out of 3G and 4G mobile network technology, and Voice over Internet Protocol, or VOIP (including offers from third party OTT competitors), are expected to introduce additional sources of competition in the voice market.

Rising competition may increase our churn rate and could continue to adversely affect our market share and margins.  Possible market consolidation may allow other telecommunications companies to compete more aggressively against us.  Our ability to compete successfully will depend on the effectiveness of our marketing efforts and our ability to anticipate and respond to developments in the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. Additionally, we may face competitors with greater access to financial resources.  It is difficult to predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services to our customers.  If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

We may be unable to respond to the recent trend towards consolidation in the Brazilian wireless telecommunications market.

The Brazilian telecommunications market has been consolidating. For example, in September 2014, Telefónica S.A., or Telefónica, entered into a stock purchase agreement to acquire from Vivendi S.A., or Vivendi,  all of the shares of GVT Participações S.A., the controlling shareholder of Global Village Telecom S.A., or the GVT Acquisition. Anatel approved the GVT Acquisition in December 2014 and the Brazilian antitrust authority, Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, approved the same in March 2015. The GVT Acquisition increases Telefónica’s share of the Brazilian telecommunications market, and we believe such trend is likely to continue in the industry as players continue to consolidate. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future.  If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by, among other factors:

•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;

•
the introduction of Long Term Evolution, or LTE, network layer and simultaneous management of multiple technology layers, such as Global System Mobile, or GSM, 3G, 4G and LTE through different spectrum bands which involves managing the LTE Radio Access Network, or RAN, sharing agreement between TIM and other mobile operator companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”);

•	ongoing improvements in the capacity and quality of digital technology available in Brazil; and

•	continued auction of licenses for the operation of additional bandwidth.

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

Our subscriber acquisition rate can be negatively affected by overall market penetration and the maturity of product life cycles. Additionally, our churn rates are mainly affected by price competition from our competitors and aggressive subsidization of handset sales, adverse macroeconomic conditions in Brazil and our strict policy of terminating customers who do not continue to use our services or do not pay their bills on time.  Churn reflects the number of customers who terminate their service or have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. As indicated by historical churn rates, we may experience a high rate of customer turnover, which could reduce our revenue and possibly increase our cost of operations. Several factors in addition to competitive pressures could influence our subscriber acquisition rate and our churn rate, including limited network coverage, lack of reliable service and economic conditions in Brazil.

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

We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.

We face various cyber-security risks that could result in business losses, including but not limited to contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, unauthorized access to confidential customer and/or proprietary data by persons inside or outside of our organization, cyber-attacks causing systems degradation or service unavailability, the penetration of our information technology systems and platforms by ill-intentioned third parties, and infiltration of malware (such as computer viruses) into our systems. We may not be able to successfully protect our operational and information technology systems and platforms against such threats. Further, as cyber-attacks continue to evolve, we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability. If we are unable to adequately address these cyber-security risks, or operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition and results of operations.

Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests.  The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests.  Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2014, we had approximately R$6,754 million in consolidated outstanding indebtedness of which 35% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency.  If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.  Our net debt position in 2014 of R$1,274 million (loans plus accrued interest, lease obligations and derivatives (liabilities), less cash and cash equivalents, derivatives (assets), lease assets and short term investments) means we should not need substantial funding to meet our obligations or to conduct our activities.

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

On April 28, 2007, Assicurazioni Generali S.p.A., or the Generali Group, Intesa San Paolo S.p.A., or Intesa San Paolo, Mediobanca S.p.A., or Mediobanca , Sintonia S.p.A. and Telefónica entered into an agreement to acquire the entire share capital of Olimpia S.p.A., or Olimpia, a company which, at the time, held approximately 18% of the voting capital of Telecom Italia, our indirect parent company.  This acquisition was made through Telco S.p.A., or Telco.  With the conclusion of the transaction and the subsequent merger of Olimpia with and into Telco in December 2007, Telco became the holder of 23.6% and currently holds 22.4% of the voting capital of Telecom Italia, the indirect parent company of TIM.

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

On April 28, 2010, as a condition for the approval of the aforementioned transaction, Telco shareholders executed a settlement agreement, or the TCD, with CADE, which established additional rules regarding Telecom Italia’s governance in relation to its activities in the Brazilian telecommunications market. TIM Brasil is the Intervening Party in the TCD.  On December 26, 2012, as part of CADE’s review and in view of the documents that had been submitted by each group since the TCD’s approval, CADE’s Attorney General issued a legal opinion that confirmed that most of TIM’s obligations were duly satisfied, but required additional information in order to verify possible non-compliance. On December 4, 2013, CADE imposed a fine on TIM Brasil because the Company did not submit, for its review, an agreement executed with the Telefónica Group before the execution of the TCD.  On December 16, 2013, TIM Brasil filed a request for clarification, which automatically suspended the obligation to pay the fine until the CADE provides the requested clarification.  CADE’s final decision on the request for clarification is still pending.

On July 9, 2014, the shareholders of Telco approved the demerger of the company, or the Telco Demerger, into four newly-incorporated beneficiary companies, each of which would be owned 100% by a current shareholder and allocated its respective shareholder’s stake in Telecom Italia currently held by Telco as follows: 14.77% to the newco owned by Telefónica, 4.32% to the newco owned by the Generali Group, and 1.64% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca.  The Telco Demerger had also been previously unanimously approved by the board of directors of Telco.  Completion of the Telco Demerger, however, was subject to obtaining the requisite approval from CADE, Anatel, the Argentinian antitrust authority, Comision Nacional de Defensa de la Competencia, and, for those matters falling with the scope of its responsibility, the Italian insurance regulatory authority, Istituto per la Vigilanza sulle Assicurazioni.  On December 22, 2014, Anatel approved the Telco Demerger, conditional upon Telefónica’s compliance with an 18-month term for the sale of all its corporate shares in Telecom Italia and having its voting rights suspended until it exits the company.  Finally, Anatel decided to revoke the obligations established in Acts No. 68,276/2007 and 3,804/2009, effective as of the publication of the prior approval granting act in the Federal Official Gazette (January 26, 2015).  On March 25, 2015, CADE approved the Telco Demerger conditioned on the execution of three settlement agreements aimed at preventing competitive concerns that could arise from Telefónica’s direct shareholding in Telecom Italia until total divestiture is complete.  Pursuant to these settlement agreements, Telefónica and Telefônica Brasil agreed to, among other things, to waive and suspend all Telefónica's political rights in Telecom Italia, and, ultimately, to divest all the direct stake to be held by Telefónica in Telecom Italia. As previously mentioned, Anatel approved the GVT Acquisition in December 2014 and CADE approved the same in March 2015. As part of the payment for the GVT Acquisition, Telefónica offered to Vivendi 8.3% of Telecom Italia’s share capital (which Telefónica will directly hold upon completion of the demerger of Telco). In addition, as a result of the transaction, Vivendi will also temporarily hold 11.3% of Telefônica Brasil’s non-voting share capital. Aiming to prevent competitive concerns arising from the simultaneous shareholding of Vivendi in Telefônica Brasil and Telecom Italia, a specific settlement agreement was executed between CADE and Vivendi. Anatel also imposed certain restrictions on Vivendi while approving the transaction.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services.  In the years ended December 31, 2014, 2013 and 2012, we made allowances for doubtful accounts in the amounts of R$248.6 million, R$240.0 million and R$250.9 million, respectively, primarily due to defaults in payment by our customers.  As a percentage of our gross revenue, our provisions for doubtful accounts amounted to 0.9%, 0.8% and 0.9% in the years ended December 31, 2014, 2013 and 2012, respectively.  Under Anatel regulations, we are allowed to undertake certain measures to reduce customer defaults, such as restricting or limiting the services we provide to customers with a history of defaults.  If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts, which could have an adverse effect on our results of operations.

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

In July 2006, Anatel introduced the concept of significant market power in the industry and issued regulations regarding the fees that may be charged by personal mobile services providers with significant market power in the mobile interconnection market for the use of mobile networks.  In November 2012, Anatel approved the General

Plan for Competition Goals (Plano Geral de Metas de Competição), or PGMC, published as Resolution No. 600 on November 12, 2012, which identified relevant markets susceptible of being regulated ex ante and established criteria for the evaluation of telecommunications providers to determine which providers have significant market power.  Also in November 2012, Anatel classified TIM as belonging to economic groups with significant market power in the following relevant markets identified by the PGMC: (i) passive infrastructure in transport and access networks (provision of cellular towers); (ii) mobile network inbound calls (otherwise referred to as the mobile network termination market); and (iii) national roaming.

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

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, as well as the termination of calls on local fixed line networks, or TU-RL, and the Industrial Exploration of Dedicated Lines (Exploração Industrial de Linhas Dedicadas), or EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up, which takes into consideration all long-run incremental costs, updated to current values, of  providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of 2016. It is our position that Anatel’s decision to establish VU-M rates – a price related to the provision of telecommunications services in the private regime – based on a cost model does not comply with Brazilian law. Accordingly, we filed an annulment application with Anatel in connection with the July 2014 resolution, which was rejected by Anatel. In April 2015, we appealed such decision, and this appeal is still under review by Anatel.  However there is no assurance that our appeal will be successful and even if our appeal were to be successful, we would likely still be subject to some form of rate regulation as a result of our classification as having significant market power.

Because of our classification as having significant market power in the national roaming market, we must also offer roaming services to other mobile providers without significant market power at the rates approved by Anatel.  We are also required to provide other providers without significant market power access to our towers and masts due to our classification as having significant market power in that portion of the passive infrastructure market.

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

In addition, as like other companies, we are also subject to national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, in light of the administrative proceedings for breach of quality standards brought since December 2004 by Anatel against TIM Celular and TIM Nordeste (later merged into TIM Celular), we cannot provide any assurance that we are in full compliance with our quality of service obligations under the PCS authorizations.  In fact, there are some administrative proceedings regarding noncompliance with quality goals and regulatory obligations that resulted in Anatel levying fees against TIM Celular as part of its universal measures adopted in 2012 for all mobile operators, issued to improve the quality of services provided to the population overall.

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

Our business is subject to extensive government regulation, including any changes that may occur during the period of our authorization to provide telecommunication services. Anatel, which is the main telecommunications industry regulator in Brazil, regulates, among others:

•	industry policies and regulations;

•	licensing;

•	rates and tariffs for telecommunications services;

•	competition;

•	telecommunications resource allocation;

•	service standards;

•	technical standards;

•	quality standards;

•	consumer rights;

•	interconnection and settlement arrangements; and

•	coverage obligations.

This extensive regulation and the conditions imposed by our authorization to provide telecommunication services may limit our flexibility in responding to market conditions, competition and changes in our cost structure.

The Brazilian government under certain circumstances may terminate our authorizations or we may not receive renewals of our authorizations.

We operate our business under authorizations granted by the Brazilian government. As a result, we are obligated to maintain minimum quality and service standards, including targets for call completion rates, geographic coverage and voice accessibility, data accessibility, voice drop, data drop, data throughput, user complaint rates and customer care call completion rates.  Our ability to satisfy these standards, as well as others, may be affected by factors beyond our control.  We cannot assure that, going forward, we will be able to comply with all of the requirements imposed on us by Anatel or the Brazilian government.  Our failure to comply with these requirements may result in the imposition of fines or other government actions, including, restrictions on our sales and, in an extreme situation, the termination of our authorizations in the event of material non-compliance.

Our radio frequency, or RF, authorizations for the 800 MHz, 900 MHz and 1800 MHz bands that we use to provide PCS services started to expire in September 2007 and are renewable for one additional 15-year period, requiring payment at every two-year period equal to 2% of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans, which are intended to increase telecommunications penetration throughout Brazil. Anatel has stated that the revenue on which the 2% payment is based should be calculated as including revenues derived from interconnection as well as additional facilities and conveniences. As a result, we are currently disputing these RF authorization renewal payments both administratively and judicially.

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands.  These authorizations are generally valid for a period of 15 years and renewable for 15 more years (with exceptions such as the LTE ‘P’ Band, for which the authorization period is less than 15 years), and will start to expire in April 2023, beginning with 3G RF authorizations.

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

Due to the nature of our business we are exposed to numerous lawsuits, consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits and other proceedings brought by or on behalf of consumers in the ordinary course of our operations as a mobile telecommunications provider in Brazil.  We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites.  These suits include claims contesting certain aspects of the fee structure of our prepaid and postpaid plans which are commonplace in the Brazilian telecommunications industry.  As of December 31, 2014, we are subject to 84,617 consumer claims filed at the judicial and administrative levels.  The aggregate contingency value of these claims is R$839 million. See Note 25 (e.1.1) to our consolidated financial statements.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, emphasizing the issues related to our tax planning strategies as well as questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2014, we are subject to approximately 2,380 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$9.3 billion, including risks related to lawsuits classified as probable and possible loss.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations.  In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Notes 25 (c) and (e.3) to our consolidated financial statements.

The new index applied for the remuneration for the use of PCS networks may not be adequate.

Since 2006, Anatel has used the Telecommunications Service Index (Índice de Serviços de Telecomunicações), or IST, to adjust mobile and fixed termination rates and EILD, which substitutes the General Price Index (Índice Geral de Preços Disponibilidade Interna), or the IGP-DI, an inflation index developed by the FGV, a private Brazilian foundation.  Thus, the prices we may charge for our services may be indirectly impacted by this index.  In the years 2010 through 2013, the IST presented a much smaller variation than the IGP-DI, however in 2014, the IST varied more than the IGP-DI. On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014,  which determined the specific reference rates to be adopted as of 2016.  If this new adjustment mechanism, or any other mechanism chosen by Anatel in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.  As previously mentioned, we filed an action for annulment of this Anatel decision, which was rejected by Anatel but which we are appealing, however there is no assurance our appeal will be successful and even if our appeal were to be successful, we would likely still be subject to some form of rate regulation as a result of our classification as having significant market power, which itself may not be adequate.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results of operations.

Anatel issued new regulations on interconnection rules from 1997 to 2014, some of which could have an adverse effect on our results.  The rules that may adversely affect our results are (1) Anatel had defined clearly that the same PCS provider with different authorization areas may receive only one instead of two interconnection charges, or VU-M, for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for mobile termination VU-M is not successful, Anatel (i) would apply, in 2012 and 2013, Resolution 576, which contemplates a reduction of approximately 18% and 12% in 2012 and 2013, respectively, over the mobile interconnection rate; and (ii) will apply Resolution 600 from 2014 to 2016, according to which the VU-M reference rates of the operators with significant market power in 2014 were 75% of the valid VU-M in 2013, and in 2015 will be 50% of the valid VU-M in 2013. As noted above, in July 2014, Anatel established a fully allocated cost model for reference rates by allocating the various service costs to determine a basic price, effective as of February 2016. Although we have filed an action for annulment of Anatel’s VU-M decision (which was rejected by Anatel but which we are appealing), there is no assurance of its success and even if our appeal were to be successful, we would likely still be subject to some form of VU-M rate regulation as a result of our classification as having significant market power. Accordingly these regulations can have an adverse effect on our results of operations because (1) our interconnection charges would likely continue to drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for operators without significant market power.

The introduction of mobile virtual network operators, or MVNOs, in the Brazilian market could have an unintended adverse effect on our results.

In November 2010, Anatel approved a resolution establishing the rules to permit the exploration of mobile services by means of a virtual network, based on commercial agreements between established operators and virtual operators.  The rules established there could be two types of MVNOs. The first type of MVNO are those with a business model to provide low-cost mobile phone services by relying on business arrangements with traditional mobile operators to purchase minutes of use, or MOU, for sale to their own customers.  The second type is a full MVNO with an authorization that permitted the provision of services based on a sharing of infrastructure agreement with an established mobile operator.

We were the first mobile operator to negotiate a contract with a virtual operator. The first contract to be submitted for Anatel’s approval in December 2010 was for an authorization license in partnership with us.  Our commercial partners have opted for the authorization license, which carries the obligations and responsibilities for providing the service. The 4G auction rules stipulated an obligation for the acquiring operator to make a public offer of the purchased RF spectrum in the MVNO model. Increased competition from MVNOs could reduce our profitability and the profitability of the mobile telecommunications industry generally, reducing the capacity for investment and innovation.  Such increased competition could have a material adverse effect on our results of operations.

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although the global economy recently has been showing signs of improvement, the domestic economic conditions are weak.  The official inflation rate has continued to climb, reaching 6.41% in 2014.  Inflation directly impacts our results of operations as result of certain of our assets and liabilities being subject to inflation adjustment, and if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base.  GDP growth is slowing and there is reduced liquidity in the domestic capital and lending markets.  In response to such tighter credit, negative financial news or declines in income or asset values, consumers and businesses may postpone spending, which could have a material adverse effect on the demand for our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

Actual or perceived health risks or other problems relating to mobile telecommunications technology could lead to litigation or decreased mobile communications usage, which could harm us and the mobile industry as a whole.

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

Moreover, media and other reports have suggested that RF emissions from wireless handsets and base stations may cause health problems.

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

On July 2, 2002, Anatel published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz.  In 2009, the Brazilian government enacted Law No. 11.934 establishing limits related to the magnetic and electromagnetic emissions to be as defined by the World Health Organization and requiring that operators had to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station.  The records must be five years old at most. Any of these or any other additional regulations could adversely affect our business, financial condition and results of operations. Government authorities could also increase regulation of wireless handsets and base stations as a result of these health concerns or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation.  We cannot assure you that further medical research and studies will refute a link between the mobile technology in question and these health concerns.

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

In 2011, the IOF tax was expanded to tax loans entered into by banks and companies outside of Brazil with a maturity of less than 360 days. Additionally, the IOF tax rate related to exchange currency increased from 0% to 0.38%, with certain exceptions.  The IOF tax rate related to international loans entered into in Brazil by foreign banks and companies remained at 6% in 2012, however maturity was increased from 360 to 1800 days (approximately 5 years), and subsequently reduced to 720 days and later to 360 days in an effort to manage the flow of foreign capital entering Brazil through offshore loans.  In 2013, the Brazilian government maintained the IOF tax rate on international loans at 6% and the maturity at 360 days.  On June 4, 2014, the minimum maturity for such international loans subject to the IOF was reduced from 360 to 180 days, maintaining the rate of 6%.

Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds to Brazil for investments made by a foreign investor (including a holder of ADSs that is non-resident in Brazil, as applicable) are subject to IOF/Exchange tax at a 0% rate in the case of variable income transactions carried out on Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading in the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investment made under the rules of Resolution 2,689, of January 26, 2000, as amended, or Resolution CMN 2,689, of the National Monetary Council (Conselho Monetário Nacional CMN), or CMN, in the Brazilian financial and capital markets, including an investment in our common shares.

Since December 24, 2013, the transfer of shares that are listed on a stock exchange located in Brazil with the specific purpose of backing the issuance of depositary receipts traded abroad is subject to a 0% IOF rate. From October 8, 2014, operations of trading Fixed Income Index Fund quotas on stock exchanges or organized over-the-counter market are subject to a 0% rate of IOF.

Changes in tax regulations could impact our financial assets and liabilities as well as our pricing, which could have a material adverse effect on our business, financial condition and results of operations.

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

According to the General Market Price Index (Índice Geral de Preços do Mercado, or IGP-M), a general price inflation index developed by FGV, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, negative 1.72% in 2009, 11.32% in 2010, 5.10% in 2011, 7.81% in 2012, 5.51% in 2013 and 3.67% in 2014.  In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or IBGE), the Brazilian consumer price inflation rates were, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014. Inflation increased monthly throughout 2015, as measured by the IPCA-15, which records inflation from approximately the 15th of the previous month to the 15th of the current month, by 0.89% over the month of January, 1.33% over the month of February, and 1.24% over the month of March, driving the 12 months accumulated inflation at the end of March to 7.90%, above inflation targets.  Uncertainty regarding certain government fiscal measures could contribute to greater inflation over the course of 2015. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth.  Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades.  Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.  From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies.  For example, the real depreciated against the U.S. dollar by 15.7% in 2001, 34.3% in 2002, 32% in 2008, 4.8% in 2011, 8.94% in 2012, 14.64% in 2013 and 13.39% in 2014.  Notwithstanding the fact that the real has appreciated 11.5%, 8.7%, 25.4%, and 4.3% in 2006, 2007, 2009 and 2010, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

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

The Central Bank establishes the basic interest rate target (the SELIC rate) for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The SELIC rate was revised, positively and negatively, during 2011 and was 11.00% as of December 31, 2011.  In 2012, the Central Bank undertook a systematic easing of monetary policy in an effort to stimulate growth.  The SELIC rate was cut throughout 2012, reaching a low of 7.25% on October 10, 2012, where it remained until April 17, 2013, after which it was repeatedly revised upward. As of December 31, 2013, the SELIC rate was 10.00% and as of December 31, 2014, the SELIC rate was 11.75%.  In January 2015, the SELIC rate was raised again to 12.25%, and then further increased in March 2015 to 12.75%.  As of April 14, 2015, the SELIC rate remained at 12.75%, but it is expected to reach up to 13.25% by the end of 2015.

At December 31, 2014, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, including R$2,523 million tied to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, R$2,383 million tied to the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or CDI rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, and R$93 million tied to UMIPCA (Unidade Monetária IPCA do BNDES) and R$398 million tied to fixed interest rates and R$913 million tied to SELIC.  Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations. Nevertheless the company invests its cash in CDI, which can absorb part of the financial expenses impact.

The ongoing “Lava Jato” investigation regarding corruption at and with Petróleo Brasileiro S.A., or Petrobras, may hinder the growth of the Brazilian economy and could have an adverse effect on our business.

Petrobras and certain other Brazilian companies active in the energy and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission, or the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with corruption allegations, or the “Lava Jato” investigations. Depending on the duration and outcome of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. Given the relatively significant weight of the companies cited in the investigation, this could have an adverse effect on Brazil’s growth prospects in the near to medium term. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil which may lead to lower economic growth in the near to medium term. Persistently poor macroeconomic conditions resulting from, among other things, the Lava Jato investigations and their consequences could have a material adverse effect on us.

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

We may be impacted by volatility in the global financial markets.

We are susceptible to swings in global economic conditions, typified most recently by difficult credit and liquidity conditions and disruptions leading to greater volatility commencing in mid-2007 with the global financial crisis.  The global economy has largely recovered, however markets remain subject to ongoing volatility factors including interest rate divergence, geopolitical events, and global growth expectations, and there is no assurance that similar conditions will not arise again.  In the long term, as a consequence, global investor confidence may remain low and credit will may remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

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

If proceedings are brought in the courts of Brazil seeking to enforce our obligations with respect to our shares or ADSs, we will not be required to discharge our obligations in a currency other than reais.  Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date.  The then prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our shares or the ADSs. See “—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian real.

Volatility and lack of liquidity in the Brazilian stock market may substantially limit investors’ ability to sell shares at the price and time desired.

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economic instability and constant changes.  The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. At December 30, 2014, BM&FBOVESPA’s market capitalization was approximately R$2.423 trillion (U.S.$ 844.53 billion).  The Brazilian capital market shows significant concentration.  The top five shares in terms of trading volume accounted for approximately 33% of the total volume traded on the BM&FBOVESPA in the year ended December 31, 2014.  These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

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

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if realized by investors resident in a “tax haven” jurisdiction (i.e., a country that does not impose any income tax or that imposes tax at a maximum rate of less than 17% (as amended by National Treasury Ordinance No. 488 of November 1, 2014; prior to this date, the maximum rate for “tax haven” qualification purposes was 20%)). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate of 15% or 25%, depending on the circumstances.  Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below in “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax.  Gains realized through transactions on Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain).  Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges and not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction.

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

Our agent for service of process in the United States is C T Corporation System located at 111 Eighth Avenue, New York, NY 10011.

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

In July 1998, the Federal Government sold substantially all its shares of the New Holding Companies, including its shares of Tele Sudeste Celular Participações S.A., or TSU, and Tele Nordeste Celular Participações S.A., or TND, the two companies that, following a series of acquisitions, corporate reorganizations and corporate name changes, merged to form TIM Participações in 2004.  In December 2002, TIM Sul, TIM Nordeste and Maxitel S.A., or TIM Maxitel, had converted their respective concessions to operate under Cellular Mobile Service, or SMC, regulations into authorizations to operate under PCS regulations.  We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes, and we are currently held, directly and indirectly, by Telecom Italia through its wholly owned subsidiary, TIM Brasil.  See “Item 4. Information on the Company—C. Organizational Structure” for a description of our current corporate structure and Exhibit 8.1 attached hereto for a list of our significant subsidiaries as of the date of this annual report.

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

On July 8, 2011, our wholly owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa (the AES Group in Brazil) for the purchase of all of AES Elpa’s equity interests in Eletropaulo Telecomunicações and 98.3% of the interest of AES RJ, or the AES Atimus Acquisition.  We completed the acquisition on October 31, 2011, after all conditions precedent to the contract were completed and certain regulatory approvals were obtained.  We paid a total of R$1,074.2 million and R$447.5 million, respectively, for each of Eletropaulo Telecomunicações and AES RJ.  In connection with the acquisition, Eletropaulo Telecomunicações changed its corporate name to TIM Fiber SP Ltda., or TIM Fiber SP, and AES RJ changed its corporate name to TIM Fiber RJ S.A., or TIM Fiber RJ, and we call this business, collectively, TIM Fiber.

In accordance with the reorganization of TIM Fiber, on August 29, 2012, TIM Fiber RJ and TIM Fiber SP were merged into TIM Celular, which owns and operates an extensive fiber optic network in metropolitan São Paulo and Rio de Janeiro. The purpose of this reorganization was to simplify our organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by us.

2014 Important Events

Towers Sale and Leaseback

On November 21, 2014, TIM Brasil agreed to enter into a sale and leaseback transaction with American Tower do Brasil Cessão de Infraestruturas Ltda., or American Tower, pursuant to which TIM Brasil will sell to American Tower a maximum of 6,481 of its telecommunications towers for a total price of approximately 3 billion reais, and will lease back portions of those towers pursuant to a Master Lease Agreement, or MLA.

The sales portion of the transaction will be divided into two sales contracts: the first relating to 5,232 towers and the second relating to the remaining 1,249 towers, on which other operators hold pre-emptive rights, or the ROFR, pursuant to an infrastructure sharing agreement in effect between us and such operators (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”). The sales contracts will provide for transfer of ownership to the end buyer in tranches, subject to conditions precedent including compliance with the other operators’ ROFR and authorization from CADE, which handed down a favorable opinion on February 12, 2015.  The first tranche is expected to be transferred in the first half of 2015. The MLA will provide for a lease of portions of such towers back to us for a term of 20 years, with rent payable monthly.

2014 mobile market developments

According to Anatel, the Brazilian mobile market reached 280.7 million lines nationwide at the end of 2014, corresponding to a penetration ratio of 138.0%, compared to 134.3% in 2013, for an annual growth rate of 3.6%, compared to 3.5% in 2013. Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. The prepaid customer base at 212.9 million lines continues to represent the greatest share of the total subscriber base, growing 0.6% in 2014 and constituting 75.85% of the mobile market.  The postpaid business reached 67.8 million lines in 2014, a 13.9% increase over 2013. Growth factors for both sectors include increased access to credit and an expansion of the Brazilian middle class.

Capital Expenditures

Our main capital expenditures in 2012 related to network infrastructure and information technology systems focused on improving the quality of our services throughout Brazil.  Other capital expenditures in 2012 related to the acquisition of 4G licenses and the funding of other organic projects focused on the development of our network infrastructure.  The majority of our capital expenditures in 2013 were related to the expansion of our capacity and quality of our 3G technology and development of technology infrastructure.

Our principal capital expenditures in 2014 related to our investment of approximately R$2.92 billion in the acquisition of a license to operate in the 700 MHz spectrum for 4G mobile technology and R$3.7 billion related to improvements in network infrastructure. For a detailed breakdown of our capital expenditures in 2012, 2013 and 2014, as well as the total amount of the same each year, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds—Material Capital Expenditures.”

During 2015, 2016 and 2017, we expect to consolidate our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators. See “—B. Business Overview—Competitive Strengths—High quality services” and “—B. Business Overview—Our Strategy—Construction of a unique infrastructure network in the Brazilian market and improving our network” for further information on the types and geographical distribution of these ongoing infrastructure investments. Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment.  There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in future periods.

B.	Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers.  These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers.  As of December 31, 2014, there were approximately 280.7 million mobile lines, representing approximately 138.0% of the population, compared to approximately 271.1 and 261.8 million mobile lines representing approximately 134.3% and 130.4% of the population in 2013 and 2012.

Although the industry has benefited from the increased purchasing power of Brazil’s less affluent population, market focus remains on the more affluent cities clustered in the south and southeast of the country.

As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers.  According to Anatel, at the end of 2012, 2013 and 2014, approximately 80.5%, 78.0% and 75.8%, respectively, of mobile lines were prepaid and 19.5%, 22.0% and 24.2%, respectively, were postpaid.  The postpaid business reached 67.8 million lines in 2014, an annual expansion of 13.9%.

Our Business

We are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with 75.7 million lines and a market share of 26.9%, based on data from Anatel.  In the year ended December 31, 2014, we added 2.3 million net lines, a decrease of approximately 25% compared to net additions in the year ended December 31, 2013.

Through our subsidiaries in various telecommunications markets throughout Brazil, we operate mobile, fixed and long distance telephony, data transmission and ultra-broadband (speeds of more than 34 MB per second, or Mbps) services.  For the year ended December 31, 2014, our gross service revenue was R$24.5 billion, a 2.1% decrease from the year ended December 31, 2013, in comparison to a 2.9% increase in gross service revenue from 2012 to 2013.

Through our GSM network, we serve approximately 95% of the urban population of Brazil, representing the largest GSM network coverage of any mobile telecommunications services provider in Brazil (based on publicly available data of other mobile telecommunications providers), with a presence in approximately 3.4 thousand municipalities.  We offer extensive data coverage throughout Brazil with our GPRS technology, covering 100% of our coverage area and our EDGE technology reaching 94.9% of our coverage area, in addition to our sophisticated 3G and 4G network covering more than 79% and 36% respectively of the urban population of Brazil. Our international roaming agreements include more than 474 networks available in over 212 countries.  Our fiber network extends from northern to southern Brazil, with an extensive wide area network, or backbone, of approximately 47,000 kilometers, and metropolitan area networks, or backhaul.  Our fiber optic network has a unique capacity to offer high quality ultra-broadband service, available through our Live TIM service in the Rio de Janeiro and São Paulo metropolitan regions. In 2014, we continued to expand our metropolitan fiber optic network, reaching 125 cities. This is a key project for the Company which enables us to deliver a high performance data experience to our users.  In 2013, we completed the LT Amazonas project, our long distance fiber optic network connecting major cities in the north of Brazil, one of Brazil’s regions with the greatest lack of infrastructure.  Fiber optics are particularly important in rural areas such as these because the signals that are transmitted through fiber experience less attenuation (loss of signal strength) and, therefore, can travel longer distances.  In connection with the LT Amazonas project, we have entered into financial lease agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil.

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

We believe our net investments of approximately R$3.932 billion in 2014, a 1.6% increase over 2013 and of which approximately 93% went towards infrastructure, is indicative of our commitment to enhancing our ability to provide services of the highest quality and respond to the expected increasing demand in voice traffic in Brazil. Between 2013 and 2015, we will invest R$10.7 billion in Brazil, 90% of which will be directed toward infrastructure projects.

As of December 31, 2014, we had more than 1,630 points of sales through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 173 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers as alternative channels to access our products and services, totaling more than 450,000 points of sale throughout Brazil.

For the corporate market, we have more than 379 third party business partners focused on serving small and medium companies and a direct sales force team of 63 employees focused on large companies.

In order to serve our customer base of over 75.7 million customers, we maintain fifteen customer care centers, four of our own and eleven outsourced, comprising more than 16,000 customer service representatives. Moreover, we have continuously invested in alternative customer service channels, developing solutions based on interactive voice response, or IVR, and self-service and mobile applications for iOS and Android

Competitive Strengths

We believe that our robust network infrastructure, together with our brand recognition and our widespread sales network, positions us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the growing demand in the mobile telecommunications market.  We believe our main strengths include:

Strong and sustainable revenue and margin growth coupled with leadership in attracting customers. We expanded our customer base by 4.3% on a pro-forma basis between December 31, 2012 and December 31, 2013 and by 3.1% between December 31, 2013 and December 31, 2014.  Our leadership in customer acquisition is the result of factors such as: (1) innovative offerings that we believe have improved benefits to our customers when compared to our competitors, (2) community awareness in Brazil which has, in effect, through “word of mouth,” spread the benefits of our services, (3) superior network infrastructure that we believe allows users to fully enjoy our services, (4) strong brand recognition, and (5) clear and direct communication to our target client base.

High quality services.  According to Anatel, TIM maintained the second position among mobile operators in Anatel’s Performance Service Index, or IDA, during most months of 2014. In 2014, our services were also set apart from other telecommunication economic groups as having the fewest customer complaints with the Brazilian consumer protection entity, or PROCON, integrated in the National Information Integration System, or SINDEC.

Reinforcing our innovative DNA, in 2012 we debuted an unprecedented and pioneering website we call “Open Doors” which enables anyone on the web to monitor the services provided by us. The site reaffirms our commitment to transparency in the quality of service provided.  Through this site it is possible to learn relevant information about our company, view a detailed coverage map and be updated with news about the telecommunication market.  Visitors are able to browse tutorial videos about the specific services we offer. Since its first year of its operation, more than 2 million “Open Door” user interactions were recorded, with 76% customer service satisfaction.

The “Open Doors” site also brings us into compliance with the action plan submitted to Anatel by enabling anyone to view the commitments we have undertaken in order to improve network quality.  The website Open Doors can also be accessed by means of a dedicated mobile device application we have created.  We furthered our commitment to transparency during 2013, through the launch of an application exclusively for journalists, TIM Press.  The application was created with the objective of facilitating access to information about the company.  TIM Press gives journalists access to press releases, staff notices, updated data and calendars with major company events, among other information.

In 2014, we furthered our commitment to transparency by opening our third quarter 2014 financial results meeting, held on November 5, 2014, to investors and journalists, as well as making such meeting available by teleconference, smartphone and tablet in addition to computer. We also continue to provide high quality services by means of our continued investment in infrastructure.

During 2015 and 2016, we are expected to consolidate our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators.  Such investments have been achieved organically, including through building long distance networks and establishing our metropolitan fiber optic cable network, through increased coverage and capacity (we achieved a 4% increase in volume of transreceivers, or TRXs, installed, which is the network element responsible for adding traffic capacity to an antenna, and 1093 new sites connected to fiber in December 2014 compared to December 2013) and by means of acquisition of additional bandwidths including the 700 MHz bandwidth nationally, as well as by means of inorganic growth historically, for example, through the acquisition of assets such as Intelig and AES Atimus (later known as TIM Fiber and now TIM Celular).

During the period from December 31, 2013 to December 31, 2014, we increased the capacity of our voice network by means of these newly-installed TRX in anticipation of expected 2G traffic increase. In this same period, our 3G network coverage grew by more than 65% in terms of the number of cities covered, reaching 79% of Brazil’s urban population.  In the third quarter of 2014, we boost our 3G coverage in the city of São Paulo by modernizing sites in 50 neighborhoods that attract the highest voice and data traffic, improving signals, reducing interference and providing better quality services.  As of year-end 2014, over 1,000 new antennas using 3G on the 900 MHz band have been activated in the city. We expect to conclude this project in the first quarter of 2015 covering the whole of the São Paulo metro area with more than 1,200 antennas.

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

TIM’s launch of the country’s first “Biosite” in 2014, a cellular antenna shaped like a lamp post and designed to accommodate 3G and 4G transmission equipment, illustrates our focus on seeking innovative infrastructure alternatives to improve the quality of and our customers’ satisfaction with our services.  Each Biosite is a multifunctional device, allowing not only for the installation of new 3G and 4G sites, but also modernizing streetlights in cities and reducing visual clutter, since the cellular antennas and their necessary equipment are self-contained within the post itself, without the need for external or auxiliary engineering structure. The first Biosite was installed in Curitiba in the State of Paraná as part of our Sustainable Coverage project, and we expect to expand the product to other cities throughout Brazil in 2015.

Strong brand associated with innovation. We believe we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of pay-per-call (rather than per minute) offers in the Brazilian market (Infinity Pré), followed by a prepaid daily Internet package delivering a limited traffic allowance (Infinity Web) and a combined daily package of Internet and text messages (Infinity Web + Torpedo). We also introduced the concept of and equalization of prices for local calls and long distance within our network and, in the postpaid business, we launched the concept of unlimited calls within the TIM network (TIM Liberty).  More recently, TIM launched, the first daily prepaid service option (a promotion for customers that have the Infinity plan), data package sharing among multiple devices, and an exclusive partnership with WhatsApp which provides for, among other features, unlimited data traffic for WhatsApp messages (Controle WhatsApp).  We believe the subsequent development of other plans based on these concepts strengthen our leadership position vis-à-vis our competitors in terms of innovation.

Our mobile phone plans have also transformed the mobile telecommunications market in Brazil, in line with our strategy to increase voice traffic and long distance calls in Brazil and to accelerate the growing trend in the substitution of fixed-line telephone services for mobile telephone services. We believe our offering of innovative plans in the Brazilian market has ultimately had the effect of contributing to the increase in voice traffic in Brazil in recent years and has been instrumental in positioning us as a service provider capable of establishing new standards in the market.

The only Brazilian telecommunications company listed on the Novo Mercado. Since our listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the BM&FBOVESPA.  As part of our listing on the Novo Mercado, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market.  As part of our strong commitment to these principles, we made our third quarter 2014 financial results meeting, held on November 5, 2014, available by teleconference, smartphone and tablet in addition to computer.  We believe that the listing on the

Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of the Telecom Italia Group in Brazil.  We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index, the BM&FBOVESPA Tag Along Stock Index, and the Carbon Efficient Index, comprised of companies that have committed to adopt transparent practices with respect to their emissions of greenhouse gases.  In November 2014, we were listed for the seventh consecutive year as part of the portfolio of the Corporate Sustainability Index of the BM&FBOVESPA, an index comprised of companies that have a strong commitment to sustainability and social responsibility.  In August 2013, we received for the second consecutive time the gold seal of Greenhouse Gas Protocol, the program of the Center for Sustainability Studies of the FGV, which aims to foster corporate responsibility with respect to greenhouse gas emissions.

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

Our Strategy

Our strategy includes:

Growing and strengthening our customer base.  Despite observing a slower pace in the Brazilian mobile telecommunications market in 2014, we expect there is significant opportunity for growth mainly due to mobile Internet and machine to machine, or M2M, applications and due to organic growth of the voice customer base for traditional voice services.

Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market. We believe mobile operators are in a strong position to address the demand for broadband in Brazil, with the ability to provide flexible price plans (including the prepaid market) affordable to the majority of the Brazilian population. The lack of fixed infrastructure is still an issue for accessibility to fixed broadband, especially in suburban areas, making mobile coverage more suitable for such customers without broadband access. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places.

In addition, our strategy also involves increasing the loyalty of our existing customer base by offering exclusive products to existing customers, focusing on value-added services in our offers, and by differentiation in our products and services. Value-added services represent an important part of the TIM strategy, as it is already a relevant market and has high growth rates with the potential to increase revenue streams. Recent value-added services that we have launched include TIM Music, TIM Protect and more recently Controle WhatsApp, just to name a few (for additional information, see “—Value-Added Services”). Such services are generally launched through a partnership with an established over the top player.  We believe the foregoing strategies will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not significantly increase our operational costs.  We are also constantly seeking new customers through new marketing efforts and promotional initiatives.

Capitalizing on fixed-mobile substitution in voice and traditional services.  We seek to capitalize on the existing opportunity of fixed-mobile substitution in voice and data traffic and encourage the use of mobile devices, rather than fixed lines, for long distance communication and Internet.  We believe that the main advantage of our product offerings is that our users are able to use our network with the largest prepaid community in the country, given that TIM is the leader in prepaid segment. Since 2009, when our prepaid Infinity plans and postpaid Liberty plans were initially developed, we continue to develop product offerings in connection with this strategy, which we view as key driver for growth.

In the voice market, this strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed -mobile substitution.  We have become the market leader in the long distance telecommunications market based on our market share, which in 2007 amounted to 5.9% and by December 2012 exceeded 50%, according to Anatel.  Fixed -mobile substitution is increasingly evident in Brazilian market, as fixed telephony operators have experienced a decline in revenues. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not impact our performance and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

Providing Internet access to everyone.  We intend to provide universal Internet access to all classes, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or other data devices (e.g. tablets, wearables, etc.).  Our focus on increased data usage among our customers is also influenced by our ability to effectively manage our handset and accessories sales, with primary focus on smartphone models that provide for quality Internet access at a low cost.  This approach has allowed us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation.  The result of this strategy can be seen in the increase in our number of data users from 36% of our customer base in December 2013 to 45% of our customer base in December 2014.

Leading mobile internet growth in our sector is a key pillar of our strategy, since we see this as the most important market in terms of growth and size in the foreseeable future. Our marketing efforts have also been designed to stimulate internet usage and leverage our 3G and 4G networks by providing for suitable and affordable postpaid and prepaid internet plans.

Construction of a unique infrastructure network in the Brazilian market and improving our network.  We are committed to developing a robust network infrastructure capable of serving our expanding customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments.  As part of our strategy to focus our investments in infrastructure, we acquired Intelig in December 2009 to establish our own fiber optic network and develop automation projects and acquired the company formerly known as AES Atimus (later TIM Fiber and now TIM Celular) in 2011 to strengthen and expand our fiber optic network.

We have completed key acquisitions in recent years that have positioned us well to expand our network infrastructure and to capture broadband Internet market share.  In Rio de Janeiro and São Paulo, Brazil’s two largest cities, the AES Atimus (later known as TIM Fiber and now TIM Celular) network is capable of reaching almost twice the network size of our competitors in these markets, with a total of 5,500 kilometers of fiber optic cable spread over Rio de Janeiro and São Paulo, available to approximately 550,000 businesses.

As of December 31, 2014 as compared to December 31, 2013, we achieved a 4% increase in volume of TRX, the transreceivers responsible for adding traffic capacity to an antenna, installed and had 1093 new sites connected to fiber optics. During the period from December 31, 2013 to December 31, 2014, we increased the capacity of our voice network by means of these newly-installed TRX in anticipation of expected 2G traffic increase. In this same period, our 3G network coverage grew by more than 65% in terms of the number of cities covered, reaching 79% of Brazil’s urban population.

Our zero-subsidy handset policy further supports our strategy to invest in infrastructure because it frees up capital expenditures for spending on infrastructure. We believe that the implementation of our zero-subsidy policy between 2009 and 2010 has given us a significant competitive advantage compared to other mobile telecommunications operators in the marketplace.  We plan to continue to invest in infrastructure in coming years, with, according to our strategic plan which we disclosed to the market on February 20, 2015, or the 2015-2017 Industrial Plan, an estimated capital expenditures budget for such period of approximately R$14 billion, which does not consider 4G licenses.  We believe the construction of a differentiated network is an effective strategy for sustained growth as evidenced by our leadership position in the provision quality services as measured by Anatel, even our as customer base has grown significantly in the past two years.

In 2014, we carried out this strategy through ongoing investments in projects that will continue to differentiate and strengthen our network, such as the construction of new fiber optic networks in the north and northeast of Brazil. In 2014, we delivered major infrastructure projects in 47 cities throughout Brazil.  We expanded on our Mobile BroadBand, or MBB, project, which launched in 2013, improving data transmission for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the core network and access network.

Our commitment to providing improved, high-quality services is reflected by our R$3.9 billion in investments in 2014, roughly R$3.6 billion of which were in infrastructure.  TIM is the Brazilian mobile operator expected to invest more than any other between 2015 and 2017, according to data submitted to Anatel. Our infrastructure investment program is facilitated by our strategy to end handset subsidies and to allocate these savings toward infrastructure improvements.

In 2012, we created a process of information technology vendor management in order to improve the commitment of our suppliers.  As a result of this new approach, we have experienced enhancements like (i) better accountability of end-to-end vendors on our business processes; (ii) better contractual conditions and savings due to the increase of volumes per vendor; (iii) vendor consolidation and specialization in specific platforms/processes, creating the opportunity for long-term investments in such areas; and (iv) active contribution to transformation and simplification.

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

Aligning our business with rising incomes in Brazil.  Brazilian demographics have changed substantially in recent years, with the growth in Classes C and D (as defined in “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Customer Base and Market Share”) and the increase in average salaries in Brazil.  Because we pioneered the use of unlimited service at a fixed price and we have emphasized increasing the use of voice and data, we believe we have an advantage over our competitors in accessing this demographic shift.  In 2014, our net additions reached 2.3 million lines, or the equivalent of 23.8% of all new lines in the market, with significant concentration in Classes C and D. The volume of unit sales in the same period increased markedly due to the growth of handset and accessory use as an affordable alternative for Internet access for Classes C and D users. As evidence of this trend, smartphones devices represented almost 80% of our total sales in 2014.

Expansion into new businesses and continued strength in recently expanded sectors.  In 2014, Live TIM remained the leader in the residential ultra-broadband market (speeds of more than 34Mbps), with 33% of market share by October.  Live TIM offers high quality ultra-broadband, with high-speed data connection with 1 gigabit (1,000 Mbps) downstream and 500 Mbps upstream speeds, operating within Rio de Janeiro, Duque de Caxias, Nova Iguaçu and São Paulo.

In 2014, we had a base of  130,367 clients, covering, 1,941 addressable households in 134 neighborhoods in the cities of São Paulo, Rio de Janeiro, Duque de Caxias and Nova Iguaçu.  We will continue expanding our coverage in the states of Rio de Janeiro and São Paulo states throughout 2015.

Additionally, in order to capture business opportunities in residential market, Live TIM launched three new speeds: Live TIM 70 Mbps, Live TIM 90 Mbps and Extreme, with 1 gigabit.

The Brazilian government recently launched a number of noteworthy programs that are expected to generate additional demand for residential broadband services:

•
Minicom: is a program that creates the digital cities in Brazil. The initiative allows for the installation of infrastructure for network connections at public agencies, server training and free Internet access spaces for the community.

•
PNBL 2.0: The Brazilian National Broadband Program was established in 2010 with the objective of expanding the infrastructure and telecommunications services, promoting access to people with the best possible price, quality and coverage. PNBL 2.0 is the second phase of the Program with focus on super-fast fixed networks and mobile access.

In addition to favorable market competition conditions, we believe that Live TIM’s own competitive strengths will allow it continue to retain its position as leader in this market.  These competitive strengths include provision of high quality service, and a differentiated value proposition comprised of the effective delivery of speeds above of what Anatel’s regulation prescribes and no penalty or loyalty contracts.

Regional Overview

We offer GSM telecommunications services with a national reach to 95% of the urban population, which is one of the most extensive GSM coverage areas in Brazil, with a presence in 3,433 municipalities. We also have 3G coverage available to approximately 79.4% of the urban population in Brazil. In addition, in 2014, we launched 4G technology in a total of 45 of Brazil’s major cities, reaching 35.6% of urban population by the end of the year.

The following map shows our coverage areas with the types of service available in each area.

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated.

	As of or For the Year Ended December 31,
	2014	2013	2012
Brazilian population(1)	203.5	198.7	197.2
Total penetration(2)(3)	138.0%	136.4%	132.8%
Brazilian subscribers	280.7	271.1	261.8
National percentage subscriber growth	3.6%	3.5%	8.1%
Population we cover(1)(6)	185.0	176.8	176.0
Percentage of urban population we cover(4)(6)	94.9%	94.8%	94.7%
Total number of our subscribers	75.7	73.4	70.4
Our percentage growth in subscribers	3.1%	4.3%	9.8%
Our percentage of postpaid customers	16.5%	16.7%	15.2%
Our ARPU(5)	17.6	18.6	19.1

(1)	According to the information used by Anatel.

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(3)	Based on information published by Anatel and IBGE/IPC Maps.

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(5)	Average monthly revenue earned per TIM subscriber.

(6)	Internal estimate.

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

We offer a single prepaid plan with promotional offerings, which does not include monthly charges.  Prepaid customers can purchase a prepaid credits plan that provides a specific amount of usage time and may receive additional services such as voicemail and caller identification. There are already over 450,000 recharge stations nationwide, offering an electronic recharge option.  We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge.  Customers can also recharge straight from their mobile handsets using credit cards such as Visa, MasterCard or Diners Club.

Consumer Plans

We have continued to build upon the strength of our leading market position in voice traffic in our product offerings to consumers, focusing on our Infinity and Liberty calling plans which we believe reinforce the strength of the TIM network by relying on the favorable calling options for the 75 million lines within our network.  Within the consumer business, our main plans include:

Prepaid Plans

•
Infinity: under this prepaid plan, the customer is charged per call of unlimited duration to in-network TIM numbers and local fixed telephones; in 2014, the option of being charged per day for in-network calls was introduced.  For SMS and mobile Internet services, clients are charged for day of use, with no charge on any day when not used;

•	TIM Beta: limited plan addressed to young consumers, charged per day for voice (to TIM numbers), SMS and mobile Internet services. The plan works in member-get-member mechanism of acquisition.

Post-Paid Plans

•
Liberty: in this post-paid plan, the customer receives unlimited talk time with any number on the TIM network, with no restriction on the number or duration of calls, and elects a combination of voice “minutes” and data packages based upon their usage needs. The voice “minutes” portion of the Liberty plan provides the customer, each for a monthly flat fee, with a set number of minutes used to call fixed lines and out-of-network mobile networks.  For another monthly flat fee, the Liberty customer can choose an Internet access package from among several options;

•
Liberty Express: for a monthly flat fee paid by credit card, the user gets a package of services generally be sufficient to cover the average postpaid costumer at different usage levels.  Such services include unlimited in-network calls to TIM numbers, unlimited SMS, and a set number of out-of-network voice minutes combined with a set package of data.  The voice and data package combinations under the Liberty Express plan include 40 minutes and 300 MB of Internet for R$69.90 per month and 120 minutes and 600 MB of Internet for R$124.90 per month.

Controle Plans

•
Liberty Controle and Liberty Controle Express: for a fixed rate every month, the customer has unlimited talk time with any number on the TIM network.  For an additional fixed R$12 rate per month, Web + Torpedo Mensal provides 300 MB of Internet access through mobile phones and unlimited SMS per month to Liberty Controle and Liberty Controle Express customers; with possibility of repurchasing 300 MB within the same month. Customers also have the possibility of using Infinity Web 10 after reaching 100% of their original 300 MB data plan until the end of the month. Once a new month starts, their fair usage will be restored and they’ll be back to using the Web+Torpedo Mensal once again. Liberty Controle and Liberty Controle Express customers also receive a R$10 credit f to use as the customer wishes (including toward daily Internet and SMS if he has not elected to add the Web + Torpedo Mensal to his plan).

•
Controle WhatsApp: in 2014, we launched a new hybrid plan that, for a fixed monthly fee, offers unlimited text and voice messages and photos through the WhatsApp application with no bearing on the customer’s Internet allowance, 300 MB of data usage, unlimited SMS to all Brazilian carriers and a R$10 credit for the customer to use as he wishes.  Access to WhatsApp also remains free and without speed reduction in the event the customer otherwise reaches his or her data allowance limit, and the customer has the option of buying an additional 300 MB or use daily internet until the end of that same month.

Beginning in first quarter of 2015, we changed the mechanics of all of our data plans, each of which was and continues to be sold at a different price point depending on the associated data traffic limit (for example, 1 GB, 3 GB, 10 GB, etc.).  Before this date, once a customer reached that limit, he was able to continue using data, but at a reduced navigation speed.  Now, once a customer has reached the limit of their data plan, the data transmission is no longer available and the user has two options: (i) to repurchase a data package or (ii) to wait for the next data period to commence, which varies by plan, at which point his data availability and usage limit are renewed in full.

Our consumer plans are innovative within the mobile telecommunications market. In the mass market segment, we have made, during 2014, a progressive evolution in our prepaid core promotion: we have launched a per-day offering for in-network calls, but also allowing the customer the option to stay per call offering. As a complementary offering, we have also launched Turbo 7 which consists of a package service that including unlimited in-network calls, SMS and 10 MB of data per day, over the course of seven days.

In the higher value segment, we have launched an innovative and altogether new type of hybrid plan, Controle WhatsApp, based on a partnership between the Company and the instant messaging service WhatsApp.  This plan makes TIM the first player to offer WhatsApp within the main benefits of a mobile telecommunications plan and focuses on the data-intensive users with lower available income (thus capturing a large proportion of the emerging middle class with this kind of need). The Controle WhatsApp plan also capitalizes on the growing demand for mobile Internet in the Brazilian market and the WhatsApp application, specifically, as Brazil currently ranks second in the world market for users of this application.  Also in this higher value segment, we have also evolved our Liberty Express plan into a combo of unlimited in-network calls, unlimited SMS and data, plus minutes of out-of-network calls rather than pre-paid credits.

Finally, our postpaid offers for this segment have been repositioned into 2 separate and complementary value propositions: chip only offer (Liberty Express mentioned before) and Liberty + with data offering for getting discounts in high tier smartphones.

Business Segment Plans

In 2014, we continued to pursue large companies as potential clients, creating a new business unit called “TIM Soluções Corporativas”, in order to better attend the needs of companies in the “Large Accounts” segment of the market. Within this new unit, we offer either mobile or fixed plans (both voice and data), as well as value-added services and mobile-to-mobile services.

In the “Small and Medium Enterprises” (Pequenas e Médias Empresas), or PME, segment of the market, we have kept the focus on our main mobile plan offering, Liberty Empresa, which provides unlimited in-network calls to TIM local and long-distance numbers within Brazil, unlimited talk to any radio user via SME through the Liberty Empresa Rádios option, as well as various package options for voice minutes for calls to other operators.

A main concentration during 2014 has been improving the plan based upon specific needs demonstrated to us.  One such improvement was the introduction of loyalty clauses into new 24 months contracts, with the goal of strengthening customer loyalty to our brand. These loyalty-based contracts are available with all corporate customer (comodato) plans that continued in 2014.  In 2013, we launched Liberty Empresa Controle as another plan offering in this segment of the market, which provides for a fixed monthly bill without additional charges.  This fixed bill includes unlimited in-network calls and a certain amount of credit to use towards other telecom services, such as Internet, SMS and calls to other providers.  When the client runs out of credit, he still has the benefit of unlimited in-network calls and the option of purchasing a top-up for more credits.  This plan allows companies to expand the use of mobile phones as a tool, while maintaining control of their expenses.  Accordingly, the Liberty Empresa Controle plan has a strong appeal for companies seeking other alternatives, such as prepaid plans, for their telecommunications needs.  In addition to Liberty Empresa and Liberty Empresa Controle plans, we continue to offer Empresa Mundi plans, including packages with 100, 400 and 800 minutes, allowing our clients to talk at the same rate on local calls, national long distance and international long distance calls, offering these clients the option to choose the plan best suited to their needs.

Within our Internet plan offerings for the PME segment, we have launched degrees of discounts depending on the size of data packages that are acquired by the customers. And the TIM Backup solution was set to be offered at no cost for those which subscribe a data plan.

The following presents a brief summary of certain key elements of our Internet corporate offerings:

•	Liberty Web Empresa 1 GB, 3 GB and 10 GB: post-paid plans that offer Internet access through modems and tablets, with possibility of repurchasing.

•	Liberty Web Smart: plan that offers Internet access for a fixed monthly flat fee only if the customer uses the service during the billing month, with possibility of repurchasing.

•
Liberty Web 20 MB, 100 MB, 300 MB, 600 MB, 1 GB and 3 GB:  data packages that charge a fixed R$6.90, R$9.90, R$21.90, R$29.90, R$34.90 and R$54.90 per month, respectively, for mobile phone Internet access, with possibility of repurchasing. These packages provide new service options for certain users without Internet to complete their service portfolio and provide new pricing options for heavy users of data.

•	Liberty Torpedo: plan that offers unlimited SMS to any operator at a fixed monthly rate, only payable in the month used.

A specific new degree of bargaining flexibility was launched in 2014 for the Senior Account Channel, allowing this sales force to negotiate at a higher level of discounts.

Value-Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2014 was no exception.  We offer, directly or through agreements entered into with third parties, value-added services, including short message services or text messaging, multimedia messaging services, push-mail, video call, WAP downloads, web browsing, business data solutions, mobile-learning services with TIM “Educação”, wellness services with TIM “Bem Estar”, songs with TIM Music, ringbacktones with TIM “Som de Chamada”, applications with TIM Apps Club, voicemail, conference calling, chats and other content to our postpaid and prepaid customers. Under various postpaid mobile plans some value-added services are included in the monthly subscription charge at a specified level of usage.

The following is a brief summary of our principal value-added services in the consumer and corporate segments:

•	TIM Protect Apps: a range of services designed to increase the security of our customer’s devices and personal information. The main services are:

•
TIM Protect Segurança: security solution to protect customer’s PCs, Macs and Android smartphones and tablets with award-winning technologies from Kaspersky Lab. Protection against all new and emerging Internet threats; premium anti-theft/loss protection for Android devices; helps bank, shop and pay online safely

•
TIM Protect Backup: white-label personal cloud solution provided by Funambol. This multi-platform solution supports all types of devices by allowing the storage and synchronization of subscribers’ data (photos, videos, files, etc.)

•	TIM Protect Contacts Backup: provides customer’s phonebook storage and synchronization including SIM-based contacts on feature phones thanks to Gemalto’s SIM cloud backup solution.

•	TIM Music: a music platform for all devices, which includes:

•	TIM Music by Deezer: in partnership with Deezer, TIM Music by Deezer is a service of streaming music which includes offline mode always available through the TIM Music by Deezer application.

•	TIM “Som de Chamada”: a ringbacktone service in partnership with Armotech. Through TIM “Som de Chamada” the customer can choose a song that callers will hear when they call the customer’s TIM number.

•	TIM Music Store: A music store for mp3 music and ringtones. Specially for features or low end phones.

•	TIM “Educação”: a multi-platform umbrella of learning services, which uses SMS, WAP, Internet, applications and interactive voice response, or IVR. Specific services include:

•	TIM Wizard Inglês: an English course in partnership with Wizard, the biggest Brazilian English course franchise, which teaches English using its methodology.

•	TIM Espanhol: a basic Spanish course.

•	TIM Descomplica ENEM: a mobile course in partnership with Descomplica that permits users to prepare for the ENEM and Vestibular, Brazilian college entrance exams.

•	TIM Português: Portuguese tips with Sergio Nogueira, a Brazilian famous Portuguese teacher.

•
TIM “Bem Estar”: a multi-platform umbrella of wellness services, which uses SMS, WAP, Internet, applications and IVR.  A prominent feature of this value-added service are “Daily Tips” endorsed by Brazilian personalities, including “TIM Saúde” (health tips with Drauzio Varella), “TIM Boa Forma” (fitness tips with Solange Frazão), “TIM Empregos” (employment tips with Max Gehringer), “TIM Receitas” (food recipes tips with Edu Guedes) and “TIM Estilo” (style tips with Gloria Kallil).

•	TIM Apps Club: an innovative and signature applications service, wherein the user pays a small monthly fee and receives access to hundreds of the best Android applications without additional cost.

•
TIM CloudConnect:  an innovative solution for small and midsize companies, which will be offered at an accessible price and will enable file sharing, social collaboration and basic online customer relationship management, or CRM, on a secure mobile platform with all of the features that managers and employees require to speed up communications and further improve customer relations.  TIM CloudConnect is built entirely on a partnership with Salesforce, the world’s leading cloud platform for social and mobile business apps.

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

We also offer general packet radio services, or GPRS, to our postpaid and prepaid subscribers through our GSM network.  GPRS/EDGE are non-voice value-added services that allow information to be sent and received across a mobile network.  In 2008 we launched 3G/ High Speed Packet Access, or HSPA, services, which is a technology that enhances the portfolio of value-added services, with higher speed of downloads.  We believe that 3G was an important milestone in our path towards achieving market leadership.  In 2013, we launched the MBB program, which combines high capacity backhaul with advanced features of HSPA, such as HSPA+ and Dual Carrier, reaching up to 42Mbps per cell.  In 2013, we partnered with Cisco and Celcite to improve network quality, particular with respect to data traffic.  Initially, the project will be implemented in 21 cities in different regions of Brazil and is expected to be extended to the whole country during 2014.  As part of the project, TIM will utilize Self-Organizing Network software, which optimizes connections between neighboring towers and improves transmission congestion.  Pursuant to Law No. 11.934, tower sharing is mandatory when towers are separated by less than 500 meters unless otherwise excepted by Anatel.  Also in 2013, we launched the latest 4G data transmission technology, Long Term Evolution, or LTE, at 2.5GHz spectrum.  By December 2014, LTE was available in 47 cities (representing 36% of urban population), with a plan to reach at least 1530 cities (representing 79% of urban population) by 2017.  LTE allows the user to access the Internet at very high data speeds.  The LTE network was built under an innovative RAN sharing deal with another Brazilian mobile operator, which establishes that each operator is responsible for 50% of LTE coverage (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”).  This agreement brings significant savings in LTE construction and operation for both companies while keeping subscribers and services completely separate.

Some changes in our business model for value-added services, such as new pricing and implementation strategies, were instrumental in increasing our profits and those of our partners. Value-added services represented 28.0% of our gross service revenues in 2014, 21.4% of our gross service revenues in 2013, 18.1% of our gross service revenues in 2012, 12.8% in 2011, 12.0% in 2010 and 2009, 9.7% in 2008 and 7.9% in 2007.  We continued to experience growth in usage of these services in 2014, as illustrated by revenue growth from value-added services of 23.6% compared to 2013.

Financial and Other Services

Financial Services

In May 2013, the Government enacted Provisional Measure No. 615, which was passed as Law No. 12,865 in October 2013, which provides that telecommunications operators may offer mobile payment services.

In 2013 and 2014, we strengthened our activities in the financial service field through the development of partnerships and products for mobile banking, insurance, mobile payment, and “mobile money,” all of which strengthen our core business and provide additional sources of revenue generation. We have entered into financial services pilot projects in partnership with various financial institutions, including testing of Near Field Communication, or NFC, technologies in partnership with Mastercard, RedeCard and Gemalto and “mobile money” payments via mobile phones with Caixa Econômica Federal and MasterCard.

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

Financial Protection Insurance – “Protected Invoice”

Our “Protected Invoice” service is a financial protection insurance for postpaid plans that guarantees payment of up to 3 of the customer’s TIM bills, each up to R$100.00, in the event of involuntary unemployment or full or temporary physical disability. The insurance costs R$6.50 / month and is offered to our postpaid customer base through Smart Message channel, which provides a convenient and easy way to subscribe.

New Insurances – Personal Segments

In 2014, we expanded our insurance portfolio to the personal accident segment in order to create additional lines of revenue.  We offer two types of personal accident insurance plans: Personal Accident Insurance with Help Desk Assistance and Personal Accident Insurance with Concierge Assistance. Both insurance plans guarantee the payment of R$5,000 in compensation to the beneficiaries in a result of accidental death. Additionally, the plans also offer assistance to plan customers when needed, which adds value for the customer because they can make use of the product routinely, as opposed to only in the rare instance of accidental death.

Personal Accident Insurance with Help Desk offers technical support assistance over the phone, Internet, chat and remote access (Virtual Tour) for hardware problems (including PCS, Laptops, netbooks, tablets and smartphones). The insurance costs R$8.90 per month and is offered to our postpaid customer base through Smart Message, SMS and IVR channels.

Personal Accident Insurance with Concierge offers travel assistance when traveling, for financial and health purposes, emergencies and daily activities. The insurance costs R$6.90 per month and is offered to our postpaid customer base through Smart Message, SMS and IVR channels.

Micro Rewards Platform - Telecom Bonus

As another source of new revenue, TIM partnered in 2014 with MinuTrade to participate in “Micro Rewards” platform.  The Micro Rewards platform integrates TIM’s systems with many different partner companies in order to provide to our common customers certain bonuses or credits towards TIM purchases, or Telecom Bonuses. For example, in the Brazilian bank market is common to charge customers a monthly fee for account maintenance. In exchange for the monthly fee payment, participating banks reward the customers with a Telecom Bonus which can be used for in-network calls, long distance calls, SMS and daily data packages. Our new revenue comes from selling the wholesale value of the Telecom Bonus to the banks and other partner companies. MinuTrade receives a commission for use of the “Micro Rewards” platform.

TIM Itaucard

The TIM Itaucard is our first payment product, a co-branded credit card in partnership with Itaú, which brings us an unprecedented relationship program based on Itaú's benefits platform.  In 2015 our focus will be gaining market share through online efforts and stimulating credit card spending to increase the product’s profitability.

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

Mobile Money

With a focus on developing a product for non-banking prepaid clients, we entered into a partnership with Caixa Econômica Federal and MasterCard to develop new payments options via mobile, in the “mobile money” format, a virtual version of a prepaid bank card associated with a mobile number. With this “mobile money” service, users can use their TIM mobile devices to pay their bills and send and receive money.

Sources of Revenue

Our total gross revenue by category of activity for each of the last three years is set forth below.

	Year ended December 31,
	2014	2013	2012
	(in millions of R$)
Category of Activity
Gross mobile telephone services	24,533.2	25,065.2	24,350.1
Gross sales of handsets and accessories	4,471.3	4,596.5	3,405.7
Total	29,004.5	29,661.8	27,755.8

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls;

•
value-added services, including charges for short message services or text messaging, multimedia messaging services, push-mail, BlackBerry service, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content and services;

•	sales of mobile handsets and accessories; and

•	co-billing.

Monthly Subscription Charges

We receive a monthly subscription fee under our postpaid mobile plans, which varies based on the usage limits under the relevant plan.

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

Automatic national roaming permits our customers to use their mobile telephones on the networks of other mobile service providers while traveling or “roaming” in the limited areas of Brazil not covered by our network, complementing our current mobile coverage.  Similarly, we provide mobile telecommunications service to customers of other mobile service providers when those customers place or receive calls while in our network.  Mobile service providers which are party to roaming agreements must provide service to roaming customers on the same basis that such providers provide service to their own clients.  All such providers carry out a monthly reconciliation of roaming charges.  Our roaming agreements have a one-year term and automatically renew for additional one-year terms.

In conjunction with the approval of the PGMC, Anatel classified the four main national PCS providers as having significant market power in the national roaming market. As a result of such classification, TIM Celular, Claro, Vivo and Oi are required to submit reference offers at least every six months for Anatel’s approval and must offer roaming services to other mobile providers without significant market power at the approved rates.

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

In October 2011, Anatel decided to reduce fixed to mobile rates, based on a reduction in the respective wholesale interconnection levels on call termination.  Anatel proposed a reduction of the fixed to mobile rates of 18% in 2012 and 12% in 2013, based on nominal declines.

In November 2012, as part of the cost model transition, Anatel set out the 2014 mobile termination reference rate VU-M for operators with significant market power at 75% of the valid VU-M in 2013, and the 2015 reference rate VU-M at 50% of the valid VU-M in 2013. Based on that, in December 2013, VU-M prices for 2014 and 2015 were published in accordance with Resolution No. 600.

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014,  which determined the specific reference rates to be adopted as of 2016.  With the adoption of the cost modeling methods, VU-M are expected to decline, approximately, as follows: Region I: 40-45% in the first year, 47% in the subsequent years; Region II – 35% in the first year, 48% in the subsequent years; and Region III: 24-30% in the first year, 39% in the subsequent years.

As previously noted, Anatel classified us as belonging to economic groups with significant market power in the mobile network termination market to which these cost models apply, which is the primary impact of our classification as a significant market power.  Because the significant majority of our interconnection charges are to the other leading telecommunications operators in Brazil, which are also classified as having significant market power, we are also entitled to remunerate these providers at the reference rates approved by Anatel.

It is our position that Anatel’s decision to establish VU-M rates – a price related to the provision of telecommunications services in the private regime – based on a cost model does not comply with Brazilian law.

Accordingly, we filed an annulment application with Anatel in connection with the July 2014 resolution, which was rejected by Anatel. In April 2015, we appealed such decision, and this appeal is still under review by Anatel.  Even if our appeal were to be successful, we would likely still be subject to some form of VU-M rate regulation as a result of our classification as having significant market power.

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

For mobile customers, we offer long distance services throughout Brazil through our wholly owned subsidiary TIM Celular.  This service allows our mobile customers the option of continuing to use our service for long distance calls, which we believe strengthens our respective relationship and loyalty, and enhances the perception of our brand as a comprehensive mobile telecommunications service. Mobile customers of other service providers can also choose to use our long distance service.

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

Sales of Mobile Handsets

We offer a diverse portfolio of 30 handset models from several manufacturers, including Apple, Samsung, LG, Microsoft and Motorola, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores.  We are focused on offering an array of handsets, including essential and smartphones such as the iPhone and Samsung Galaxy devices with enhanced functionality for value-added services, including equipment that provides 4G, 3G, Dual SIM, NFC, Wi-Fi, Internet, Bluetooth and camera functionalities, while practicing a policy of increasing smartphone penetration, focusing on large volumes to gain market share in Brazil.  Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans.  At present, we believe that supplies of mobile handsets are sufficient to satisfy demand, but also plan to expand our mobile handset portfolio to new devices focused on the connectivity experience, such as routers, web and wearable devices.

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier.  Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil.  The rates of such services are being negotiated under the supervision of Anatel.

Sales and Marketing

Our recent sales and marketing strategy has been characterized by:

•
an evolution of our Infinity plan (incorporating a “per day” pricing offer as well as a “per call” pricing option) for the prepaid market in order to keep our product offerings differentiated and stay ahead of competitors, thus retaining our leadership in the segment;

•
a renewed focus on postpaid products, within which we are pursuing a number of strategies: (i) to improve the acquisitions mix for the higher value customers with a focused approached based on smartphone discounts plus loyalty and roaming benefits, (ii) to generate acquisition volume by offering postpaid plans that are easy to understand and SIM-only plan options where the customer does not also need to purchase a device, and (iii) to create new opportunities for transitioning the higher spending prepaid customers to postpaid (for example, through our new Controle WhatsApp plan for data intensive users);

•	a restructuring of the TIM Beta offering in the youth segment, with better and leaner processes, in order to improve brand loyalty as well as profitability; and

•
a restructuring of our corporate segment, renewing 48% of our existing partnerships based on quality and financial key performance indications. We will continue this strategy throughout 2015 in order to meet customer needs and achieve alignment with industry demands.

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

As part of regulatory commitments, we established 4G technology coverage in six cities by April 2013.  As of December 2013, we provided 4G coverage to approximately 27% of the urban population of Brazil, including 19 capital cities.  In September 2014, we invested approximately R$2.85 billion to acquire additional bandwidth in the 700 MHz range, aligned with our strategy of expanding our broadband and 4G service across Brazil.  We expect to initiate access to this bandwidth in 2017. According to Anatel, in December 2014, we were second in the market by 4G access, with 30.3% of total access. Attending to these coverage commitments demands heavy capital investments and a commitment to acquire products with national technology.

A significant portion of the Company’s capital expenditures between 2015 and 2017 will be dedicated to further investment in 4G networks.  We view the purchase of any frequency made available by Anatel for the provision of mobile services as a priority since having available frequency is core to our business.  In 2014, we made R$2.7 billion in investments to improve our network infrastructure, primarily in infrastructure reinforcement, expansion and capacity enhancement of optical transport network, 3G network expansion and feature enhancement (new features, enabling MBB program), deploying of 4G network, quality maintenance and improvement and GSM capacity increase.

Our wireless network principally includes transport and computer equipment, as well as exchange and transmission equipment, consisting primarily of switches, 12,715 BTS in our GSM network and 10,375 B nodes as of December 2014.  The network is connected primarily by IP radio links and fiber optic transmission systems from the recently acquired Intelig network.  The remaining sites are connected by leased lines.  Nokia Siemens Networks, Ericsson and Huawei are our main suppliers for GSM and 3G equipment.

We will continue investing in high performance MBB. By the end of 2014, we delivered important infrastructure projects for the benefit of MBB users, including improvements in data transmission which in turn improve MBB performance, high-speed optical fibers, radio access upgrades and implementation of new functionalities in the network core. By the end of 2014, 125 cities were served by MBB; by 2016 this will be over 300 cities.

Another priority is developing our national network.  Between 2015 and 2017, we will invest approximately R$14.7 billion, with R$10 billion in network infrastructure. In December 2014 as compared with the December 2013, we increased by 4% the volume of installation of TRX equipment, increased by 1,093 times the quantity of sites connected by optical fiber and increased by 28.5% the capacity of data transportation.  The results are consistent with Anatel’s announcement in February 2014, that, between August and October 2013, we were the second leading provider in voice network access and maintained the leadership in 3G data network access in Brazil, exceeding the monthly target every and indicating a consistent trend of improvement.

With the acquisition of Intelig, we have integrated more than 15 thousand kilometers of long-distance fiber optic cables connecting the main cities of Brazil.  We have been deploying 40G/DWDM/ROADM (dense wavelength-division multiplexing and reconfigurable optical add-drop multiplexer) layers on top of this existing network, modernizing the existing assets by replacing the legacy network.  In addition, during last three years, we have entered into joint construction contracts and other partnerships and initiatives, in addition to completing construction projects on our own, that resulted in the expansion of our fiber optic network by approximately 32 thousand kilometers (currently TIM has approximately 53 thousand kilometers of optical routes).  In 2013, we launched MBB, initially in 39 cities, which has improved data transmission for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the network core. Our MBB service now reaches 125 cities. We have also established a partnership with a consortium of electric transmission line operators in the northern region of Brazil, where we acquired the right to launch optical ground wire cables connecting the cities of Manaus, Macapá and other cities near to the transmission line in 2013.  During the next few years, we plan to execute additional projects to increase the capillarity of our long-distance backbone network.

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

•	fiber optic networks using ITU-T g. SMF 652 standards;

•	an extensive wide area network, or backbone, of approximately 53,000 kilometers; and

•	capability to provide connectivity (a “carrier’s carrier”) through the electrical distribution network.

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

In November 2012, we executed a memorandum of understanding, or MoU, aimed at negotiating the joint use of LTE network (4G technology) under a RAN sharing model pursuant to which Oi will invest in (and provide TIM with access to) infrastructure in certain cities, while TIM Celular will invest in (and provide Oi with access to) infrastructure in other cities. On March 27, 2013, CADE approved the MoU without any restrictions. On April 18, 2013, Anatel also approved the MoU. In late 2013, TIM Celular and Oi negotiated the extension of the MoU to additional cities, including adding training centers, and the revision certain obligations of each party under the MoU. CADE fully approved the inclusion of new territories and governance structure on November 18, 2013, which completed all regulatory steps necessary for approval.

In April 2014, TIM Celular and Oi filed with CADE and Anatel a memorandum of understanding (or “MoU”) aimed at negotiating the joint construction, implementation and reciprocal assignment of elements of their respective network infrastructure for GSM (2G) and UMTS (3G). On April 25, 2014, during a meeting with TIM Celular and Oi, Anatel requested additional information, including the final draft of the agreement to be executed by the parties. On May 6, 2014, CADE requested additional information about the transaction. On December 30, 2014, TIM and Oi provided additional information and clarification before CADE and Anatel, as requested by the respective authorities. On January 29, 2015, CADE approved the transaction without restrictions and on March 24, 2015, Anatel approved the transaction without restrictions.

Customer Service

In order to serve our customer base, over 75.7 million customers, we maintain fifteen customer care centers, four of our own and eleven outsourced, comprising more than 16,000 customer service representatives.

Moreover, we have directed efforts at maximizing customer satisfaction through continuous improvements in our processes and systems. We have developed solutions based on interactive voice response, or IVR, self-service and mobile applications for iOS and Android.  We have also invested in workforce training on how to explain more clearly our services to new and existing customers, using a new Virtual Training System. Additionally, we have improved processes at every level, including simplifying billing and accounting processes, launching projects to enhance our workforce productivity, updating procedures focused on meeting customer demands, and developing programs to encourage attendance.

In 2014, we continued to broaden our scope for customer service not only by implementing new channels of contact with the customer, but also enhancing existing channels to address evolving customer demands. Our portal *144# uses Unstructured Supplementary Service Data, or USSD, a technology to allow the activation of services from the mobile device itself.  In order to increase self-service access, we continue to improve humanization features in our Interactive Voice Response, or IVR, to refine our automated calling process, enabling client identification, manual selection of options, and recording and reporting through a unique sequential protocol. A new regulatory policy allowed us to, when requested by customers, automatically unsubscribe such customer through the IVR, and also to make callbacks to the customer in case of call interruption.

We launched in 2014 a new customer care model focused on internet and social media, which aims to improve our customer experience through these digital channels and to provide greater convenience and autonomy. We also designed a specific digital customer care channel – chat and online support – to our TIM Beta customers. For business customers, we launched an additional point of contact through email. We accomplished the full implementation of the new Siebel CRM system for prepaid customers and started a pilot for postpaid. Additionally, we implemented a new platform in our own customer care centers called IP Contact Center, or IPCC, in order to improve operational and cost efficiencies.

We are continuously seeking ways to improve our customer service level.  We constantly monitor and record customer interactions with the company through our proprietary CRM system, enabling improvements of unique and innovative services capabilities at multiple points of contact.

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

In March 2014, Anatel approved a single regulation for the telecommunications sector, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers.

In order to avoid delinquency and discontinuation of service, however, we have invested in CRM models to identify customers with higher propensity to early delinquency, or when a postpaid customer does not pay the first or second invoice, and also reinforced credit history checks for our customers prior to service activation. As a result, our bad debt remained flat throughout 2014.  The new  “Plano Express” has also proved to be an important tool to prevent early delinquency. In 2014 we expanded the “Express” family in the service portfolio.

Pursuant to Anatel regulations, we and other telephone service providers periodically reconcile the interconnection and roaming charges owed among them and settle on a net basis.  See “—Interconnection Charges” and “—Roaming Fees.” Currently, the roaming reconciliation process is largely managed by industry sponsored groups, including Verisign Clearing House for domestic roaming TDMA and MACH for domestic and international GSM, while the interconnection reconciliation process is primarily managed directly by us.

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

Sources and Availability of Raw Materials

Our business and results of operations are not significantly affected by the availability and prices of raw materials.

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

We also compete in the corporate telephony business with Nextel, a digital trunking (based on push-to-talk technology), or SME, provider which operates under rules similar to the rules applicable to mobile telecommunications service providers, though trunking operators are not permitted to offer their services to individuals.  Nextel has provided trunking services in Brazil since 2001 and, on December 14, 2010, bid R$1.2 billion in winning 12 lots involving new GSM and UMTS frequencies in Anatel’s auction, which gave Nextel the opportunity to be the fifth nationwide mobile telecommunications competitor.

At the beginning of 2014, the press reported that Nextel would end its SME services and that it had entered into agreements with Telefónica which could eventually facilitate the increase of Nextel’s PCS operation. Anatel is currently reviewing the possibility of adjusting all SME licenses into Private Limited Service, Specialized Limited Service or PCS licenses.

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10. Additional Information—C. Material Contracts.”

Interconnection Agreements

We have entered into interconnection agreements with most of the telecommunications service providers operating in Brazil.  The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services.  Due to our migration to PCS, we have adapted our interconnection to conform to the PCS rules and submitted these revised contracts to Anatel.  Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other.  See “—Interconnection Regulation.”

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

International Roaming Agreements

We have international roaming agreements available in 212 different countries on more than 474 networks.  These agreements include at a minimum voice service, and may be enhanced based on the technology available on the visiting network and can include SMS, multimedia messaging service, or MMS, GPRS, EDGE, 3G and 4G.  In 2013, we became the first operator in Brazil to provide international 4G roaming in Italy, one of the main destinations in Europe for Brazilian travelers. By the end of 2014, we expanded our 4G service to 17 other countries and 21 operators.

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

In accordance with our Code of Ethics, we seek to comply with all applicable laws.

Activities relating to Iran

We are not to our knowledge engaged in any activities, transactions or dealings with the Government of Iran or that relate in any way to Iran.

We are also required to disclose our affiliates’ activities relating to Iran. We have been informed that other members of the Telecom Italia Group have entered into Roaming Agreements and certain agreements (of a de minimis value) for the provision of telecommunication services with Iranian telecommunications operators. The information in this section is based solely on information provided to us by our parent Telecom Italia  and our affiliate Telecom Argentina S.A., or Telecom Argentina (for additional details on our relationship with Telecom Argentina, see “—Telecom Argentina” below), for purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia and Telecom Argentina inform us that each company has that, to its knowledge, relate in any way to Iran are (1) Roaming Agreements, which allow its mobile customers to use their mobile devices on a network outside of their home network, or Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic to Iran through non-Iranian carriers, or International Carrier Agreements, and (3) other commercial communications agreements of a de minimis value.

Telecom Italia

Telecom Italia informs us that the only activities that Telecom Italia has that, to its knowledge, relate in any way to Iran are:

•	Roaming Agreements with the following Iran mobile phone operators: Taliya, KFZO – TKC, Irancell (MTN) and Mobile Company of Iran, or MCI;

•	International Carrier Agreements between its subsidiary Telecom Italia Sparkle S.p.A., or TI Sparkle, directly and through its subsidiaries, with Telecommunication Company of Iran; and

•
Telecom Italia has entered into certain agreements (of a de minimis value) for the provision of telecommunication services (marine radio traffic) with Telecommunication Company of Iran and Islamic Republic of Iran Shipping Lines.

Telecom Argentina

On November 14, 2013, Telecom Italia and Telecom Italia International N.V., or Telecom Italia International, and collectively the Telecom Argentina Sellers, and Tierra Argentea S.A., or Tierra Argentea, a company controlled by the Telecom Argentina Sellers, announced their acceptance of the offer made by Fintech Telecom, LLC, or Fintech, to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Telecom Argentina Sellers through their subsidiaries Sofora Telecomunicaciones S.A., or Sofora, and Nortel Inversora S.A., or Nortel, and Tierra Argentea. The purchase offer was for a total amount of US$960 million. In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for a total amount of US$108.7 million. On October 25, 2014,  the Telecom Argentina Sellers announced the acceptance of an offer by Fintech to amend and restate the agreement announced on November 14, 2013. As a result: (1) on October 29, 2014, Telecom Italia International transferred 17% of the capital stock of Sofora to the Fintech Group; (2) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the prior regulatory approval of the Argentine Secretary of Communications (Secretaría de Comunicaciones) and closing of the transaction will not occur until such approval is obtained. It is expected that the transfer of such controlling interest will take place within the next two and a half years.  As a result of the foregoing transactions, the rights of the Telecom Italia Group in Telecom Argentina amount to 14.5% at the date of this Report.

Telecom Argentina informs us that the only activities it has that, to its knowledge, relate in any way to Iran are:

•	A Roaming Agreement between Telecom Personal S.A., or Personal, its subsidiary engaged in the provision of mobile telecommunication services in Argentina, with MCI; and

•	International Carrier Agreements with other international carriers for the delivery of traffic to Iran.

Roaming Agreements

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (TIM Participações, by means of its subsidiary TIM Celular) and Argentina and Paraguay (Telecom Argentina, by means of its subsidiaries Personal and Núcleo S.A., respectively).

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

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Italia, TIM Participações, Telecom Argentina and their subsidiaries have entered into Roaming Agreements with many foreign mobile networks, so as to allow their customers to make and receive calls abroad.

Roaming Agreements are, including those relating to Iran, on standard terms and conditions. Entering into Roaming Agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming Agreements are, generally, reciprocal. Pursuant to a Roaming Agreement, our mobile customers may, when in a foreign country covered by the network, or the Foreign Network, of an operator with which we have a Roaming Agreement, make and receive calls on their mobile phone using such operator’s network. Likewise, the Foreign Network’s customers may make and receive calls using our networks when these customers are in Brazil.

The Foreign Network bills us for calls made and received by our roaming customer on their network at the roaming rate agreed upon in the applicable Roaming Agreement. Then, we will bill our end customers according to the specific tariff plan of the subscription agreement they have signed with us. Likewise, we bill the Foreign Network at the roaming rate agreed upon in the applicable Roaming Agreement. The Foreign Network will bill its clients for the calls made and received using our networks according to their specific customer agreements. Roaming Agreements do not, generally, contemplate other fees or disbursements.

Telecom Italia informs us that in 2014, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is as follows:

•	its total revenues from Roaming Agreements with Iranian networks were approximately 360 thousand euros;

•	its total charges from Roaming Agreements with Iranian networks were approximately 305 thousand euros.

Telecom Argentina informs us that in 2014 the consolidated impact on net profit (loss) arising from its Roaming Agreements with MCI were as follows:

•	its total revenues received under Roaming Agreements with MCI were approximately five thousand Argentine pesos;

•	its total charges paid under Roaming Agreements with MCI were approximately nine thousand Argentine pesos.

According to information provided to us by Telecom Italia and Telecom Argentina, these revenues and charges are immaterial to their consolidated revenues and operating expenses.

The purpose of such Roaming Agreements is to provide Telecom Italia and Telecom Argentina’s customers with coverage in areas where they do not own networks.  In order to remain competitive and maintain such coverage, the Telecom Italia Group intends to continue maintaining these agreements.  As previously mentioned, Telecom Italia is in the process of obtaining regulatory approval to complete the sale of its controlling stake in Telecom Argentina.  Accordingly, we are not aware as to whether they intend to continue maintaining these Roaming Agreements once this controlling stake is transferred.

International Carrier Agreements

As a rule in the modern telecommunication business, when voice and data traffic from a specific network is placed to or transported through another carrier’s network, or the Host Network, the Host Network receives a fee from the incoming network.  Likewise, when voice and data traffic coming from one of our networks is placed with, or transported through, a Host Network, we owe a fee to such Host Network.

Telecom Italia informs us that in 2014, the impact on its net profit (loss) arising from the above-mentioned International Carrier Agreements is as follows:

•	its total revenues from traffic from networks located in Iran to its networks were approximately four thousand euros;

•	its total charges from traffic to networks in Iran from its networks were approximately 56 thousand euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

Telecom Argentina’s total charges paid under International Carrier Agreements regarding delivery of traffic to Iran were approximately three thousand Argentine pesos.

All such revenues and charges are de minimis with respect to Telecom Italia and Telecom Argentina’s consolidated revenues, operating expenses trade receivables and trade payables, respectively.

Other De Minimis Commercial Communications Agreements

Telecom Italia had no revenues in 2014 from its other commercial communications agreements within Iran as described above, and its total receivables from such commercial communications agreements in 2014 amounted to 502 thousand euros.

Taxes on Telecommunications Goods and Services

The costs of telecommunications goods and services to clients are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, COFINS, PIS, FUST, FUNTTEL, FISTEL, CONDECINE and corporate income tax and social contribution on net income, which are described below.

•
ICMS.  The principal tax applicable to goods and telecommunication services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets and other products such as modem and SIM cards averages 17% or 19% throughout the Cellular Regions, to the exception of certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as much as 7%. In 2005, certain of the Brazilian states started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer that manufactures the goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain.

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

In 2013, the Brazilian government enacted Provisional Measure No. 627/2013, in order to end the Transitional Tax Regime, or RTT. RTT was implemented in 2008 as a way to neutralize the tax impact caused by the adoption of IFRS accounting rules in lieu of Brazilian GAAP. Provisional Measure No. 627/2013 allows taxpayers to choose either to maintain RTT in 2014 or to be subject to the provisions contained in the Provisional Measure No. 627/2013. Although taxpayers were permitted elect to maintain RTT treatment in 2014, they will be obligated to adopt the new IFRS accounting rules in 2015.

Another substantial change brought about by Provisional Measure No. 627/2013 is the treatment of dividends. Generally, dividends paid up to the limit of the Company’s accounting profits are exempt from corporate income tax. However, during 2013, Brazilian tax authorities published guidance indicating that such exemption should only apply to dividends paid based on the profits calculated according to the rules prior to IFRS (referred to as “fiscal profits”). If any dividends exceed this limit, then they must be taxed. This generated much debate among taxpayers and, as a response, dividends paid in the last five years over the limit of “fiscal profits” will be exempted as long as taxpayers adopt the new rules in 2014.

In May 2014, Provisional Measure No. 627/2013 was converted into Law No. 12,973 which implements the new tax regime, adapted to the new IFRS accounting guidance provided, ending the RTT. Given this, under Law No. 12,973 some assets and liabilities now have different methods and accounting criteria from those previously adopted by the former accounting rule.

Particularly, Law No. 12,973 establishes as a condition for the accurate tax treatment of these differences to impact only at the time of the realization of these assets or liabilities the creation of subaccounts for individualized control. The treatment is the same in regards to present value adjustments and fair value adjustments.

The rules for deductibility of goodwill were maintained for the transactions which occurred or will occur prior to the end of 2017. The tax treatment by TIM Celular of the goodwill arising from the purchase of the companies AES Atimus SP and RJ will not be impacted by the new rules.

With respect to dividends, Law No. 12,973 ensures the full and unconditional exemption on payment or credit of profits or dividends earned between January 1, 2008 and December 31, 2013, previously paid or not. Uncertainty remains, however, as to whether on profits and dividends generated in the calendar year 2014 will be exempted in the event that they are higher than the taxable income in the same period in the case of companies that do not opt for early adoption of the new post-RTT tax regime that year.

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

A presidential decree issued on June 30, 2011, established a bidding process for fourth generation RFs, an important landmark for the telecommunications sector. The bid occurred in 2012 and, in order to guarantee full rural service by 2018, Anatel linked the 4G blocks in the 2,500 MHz band to the 450MHz band in specific geographic regions of Brazil. As a result, the four winning operators of the 4G blocks in the 2,500 MHz band linked to the 450MHz band are subject to coverage commitments in rural areas. Such presidential decree also resulted in two new regulations to measure mobile and fixed broadband quality standards.  The presidential decree also approved the Regulation on Universal Obligations (Plano Geral de Metas de Universalização), or PGMU, creating fixed line universal service obligations binding on the STFC concessionaires.

With respect to the new regulations on quality standards currently being implemented by Anatel and a group of interested companies, the PCS quality regulation went into force in 2012 (partially in March and fully in October), and the SCM measurement regulation went into effect in November 2012. Full adoption of these standards will require new investments.

Throughout 2014, Anatel issued other important regulations and public consultations that will have great impact on TIM and Intelig’s activities, particularly those summarized below:

•	Resolution No. 630/2014, published in February 2014, which approved the methodology for estimating the Weighted Average Cost of Capital, or WACC;

•
Resolution No. 632/2014, published in March 2014, which approved the General Regulation on Telecommunications Customers Rights (Regulamento Geral de Diretiros do Consumidor de Serviços de Telecomunicações – RGC), with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers;

•	Resolution No. 633/2014, published in March 2014, which ruled on the allocation of the 4,900 MHz band for telecommunications services;

•	Resolution No. 635/2014, published in May 2014, which approved the Regulation on the Authorization for the Temporary Use of RF;

•	Resolution No. 637/2014, published in June 2014, which approved the Regulation on the Installment Payment of Non-Tax Credits Managed by Anatel;

•
Resolution No. 639/2014, published in July 2014, which approved the a rule for the definition of maximum reference rates for entities with significant market power of VU-M, TU-RL  and EILD based on a cost model; and

•	Resolution No. 645/2014, published in December 2014, which approved the Internal Regulation of the Committee for the Use of Spectrum and Orbit.

Authorizations and Concessions

With the privatization of the Telebrás system and pursuant to the Lei Mínima, or the Minimum Law, Band A and Band B service providers were granted concessions under SMC or Serviço Móvel Celular, or Cellular Mobile Service, regulations.  Each concession was a specific grant of authority to supply mobile telecommunications services in a defined geographical area, subject to certain requirements contained in the applicable list of obligations attached to each concession.

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

In 1997 and 1998, our predecessors were granted SMC concessions and in December 2002, such SMC concessions were converted into PCS authorizations, with an option to renew the authorizations for an additional 15 years following the original expiration dates of the authorizations.  TIM Celular acquired PCS authorizations in conjunction with auctions of bandwidth by Anatel in 2001, and subsequently acquired additional authorizations and operations under the PCS regulations as well.

On May 30, 2011, we entered into two new RF terms, formalizing the acquisition of excess RF in the states of Minas Gerais, Paraná, Santa Catarina, Amapá, Roraima, Pará, Amazonas and Maranhão and those new terms expire in April 2023.

In October 2012, we acquired the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states (the 450 MHz band was jointly acquired with Intelig).

In December 2014, we acquired the 718-728 MHz and 773-783 MHz sub-bands, with national coverage. These sub-bands are not yet available for mobile operation since broadcasters are still using them. The mobile operation will only begin after the reallocation of broadcasting channels and approval by Anatel.

The STFC and SCM authorization terms do not have an expiration date.

The following table shows each of our authorizations in effect on December 31, 2014:

Territory	450 MHz	800 MHz, 900 MHz and 1800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	700 MHz
States of Amapá, Roraima, Pará, Amazonas and Maranhão	—	March, 2016***	April, 2023	April, 2023	October, 2027	PA – February, 2024*	December, 2029
States of Rio de Janeiro and Espírito Santo	October, 2027	March, 2016***	ES – April, 2023—	April, 2023	October, 2027	RJ – February, 2024*	December, 2029
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the city of Pelotas and its surrounding region) and the cities of Londrina and Tamarana in the state of Paraná
	PR - October, 2027	March, 2016***	April 2023	April, 2023	October, 2027	DF – February, 2024*	December, 2029
State of São Paulo	—	March, 2016***	Interior – April, 2023—	April, 2023	October, 2027	—	December, 2029
State of Paraná (except for the cities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*	December, 2029
State of Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	—	December, 2029
City of Pelotas and its surrounding region in the State of Rio Grande do Sul	—	April, 2024*	—	April, 2023	October, 2027	—	December, 2029
State of Pernambuco	—	May, 2024*	—	April, 2023	October, 2027	—	December, 2029
State of Ceará	—	November, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Paraíba	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Rio Grande do Norte	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Alagoas	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Piauí	—	March, 2024*	—	April, 2023	October, 2027	—	December, 2029
State of Minas Gerais (except for the cities in sector 3 of PGO for RF of 3G and excess RF)	—	April, 2028*	April, 2023	April, 2023	October, 2027	February, 2015****	December, 2029
States of Bahia and Sergipe	—	August, 2027*	—	April, 2023	October, 2027	—	December, 2029

* Terms already renewed for 15 years and therefore not entitled to another renewal period.
** Only covers complementary areas in the specified states.
*** As expressed under the terms of the authorization, although the legal framework indicates September 2017.
**** In March 2015, our renewal application was approved by Anatel. The renewal of terms is in the process of being formalized with Anatel.

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

Anatel has initiated administrative proceedings against TIM Celular for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the Agency.  As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business, financial condition and results of operations.  In the year ended December 31, 2014, the total amount of these fines was R$120,641 thousand. However, only R$45,414 thousand was classified as “probable loss” by our legal advisors.

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

In March 2014 by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações – RGC), with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers.

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

Due to such classification we are now subject to increased regulation under the PGMC, which could have an adverse effect on our business financial condition and results of operations.  Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks, or VU-M, are regulated. On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of 2016. Because of our classification as having significant market power in the national roaming market, we must also offer roaming services to other mobile providers without significant market power at the rates approved by Anatel.  We are also required to provide other providers without significant market power access to our towers and masts due to our classification as having significant market power in that portion of the passive infrastructure market.

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

With respect to mobile interconnection, in October 2011, Anatel established a mechanism for reducing fixed-to-mobile call rates, applying a reduction of 18% in 2012 and 12% in 2013. In November 2012, through Resolution 600, Anatel decided that the VU-M reference rates in 2014 would be 75% of the valid VU-M in 2013, and in 2015 it would be 50% of the valid VU-M in 2013. Based on that, in December 2013, VU-M prices for 2014 and 2015 were published in accordance with Resolution No. 600.

Besides the VU-M reduction, Anatel established a Bill & Keep, or B&K, between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K will be 80%/20%. In December 2014, Anatel published Public Consultation No. 47, submitting to public comments potential amendments to the B&K percentages established by Resolution 600. If such public consultation is approved as submitted to public comments, the new B&K percentages will be: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019. After 2019 the VU-M will be charged by the significant market power whenever their network is used to originate or to finish a call.

With respect to fixed interconnection, Anatel revised the criteria for pricing the use of fixed networks in May 2012. According to such regulation, after January 1, 2014, a full B&K regime (in which no payments are due for the traffic termination) was implemented for local STFC operators dealing with other local STFC operators. Currently, therefore, no payments are due for the use of a local STFC operator’s network by other local STFC operator. On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD.

Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of 2016.

Rate Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap.  Anatel currently uses the IST (Índice de Serviços de Telecomunicações), a specific price inflation index developed by the Agency, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. As mentioned above, on July 4, 2014, Anatel approved the calculation of VU-M, TU-RL and EILD reference rates based on a cost model.  We expect that the adjustment of our prices will follow the market trend, and that the adjustment will be below the annual inflation rate based on the IST.  If this new inflation adjustment mechanism, or any other mechanism chosen by the Brazilian government in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected.

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

In April 2014, the Brazilian President passed Law No. 12,965 of 2014, known as the Legal Framework for the Use of the Internet (Marco Civil da Internet), or the Internet Framework, which establishes the principles, guarantees, rights and duties for the use of the Internet in Brazil. The bill sets forth a number of guidelines and rules to be observed by users and providers, such as the protection of privacy, the protection of personal data, the preservation and guarantee of net neutrality, the liability for damages caused by content generated or published by third parties and the storage and disclosure of usage logs.

According to the Internet Framework, a presidential decree may be enacted regulating the bill’s provisions, and enacting specific rules regarding network traffic management techniques,.  Should such a presidential decree be enacted, both the Brazilian Internet Steering Committee (Comitê Gestor da Internet) and Anatel would be expected to express their opinion on the decree, which could happen after public hearings. Brazil’s Ministry of Justice has also launched a public debate on the main themes related to the bill.  In addition to the presidential implementing decree, two other statues are expected to be discussed during 2015: the personal data protection act, which still needs to be enacted, and the copyright act, which needs updating.

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

Frequencies and Spectrum Background

We have a license to operate PCS services in the 450 MHz, 700 MHz, 800 MHz, 900 MHz, 1.8 GHz, 1.9/2.1 GHz and 2.5 GHz frequency ranges, which allows us to provide mobile communications services with 2G, 3G and 4G technologies throughout Brazil.

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

We requested a renewal of our authorizations for the D and E bands (1800 and 900 MHz frequencies) in September 2013, given that the initial term for which the authorization was expiring. The process was reviewed by Anatel, which handed down a decision based on formal legal opinion by the Federal Attorney General on the matter.  According to such decision, TIM was entitled under the current rules to a renewal of our authorizations for the D and E bands, starting from March 2016. The formal Term of Authorization for Use of Radiofrequencies in connection with this decision has not yet been issued, however we expect to receive such formal documentation by the end of 2015.

In December 2007, we acquired new authorizations for the 1800 MHz frequency in the São Paulo and Rio de Janeiro in order to improve our RF capacity in these regions.  Within the same auction, Claro and Vivo acquired authorizations to provide PCS services in regions where we historically provide services but where Claro and Vivo previously did not, using 1800 MHz and 1900 MHz bands, which has resulted in increased competition in these regions.  In the same auction, Oi received authorization to provide PCS services in the state of São Paulo using 1800 MHz (band M in the whole state and band E in the state’s countryside).

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

In December 2011, Anatel started auction No. 001/2011-PVCP/SPV, pursuant to which 16 blocks in the 1,800 MHz band were sold to Claro, Oi, CTBC and TIM.  As a result of our participation in the auction, we will expand our 2G coverage and increase our presence in the northern and midwestern regions of Brazil, including the states of Paraná, Espirito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais.  Our corresponding RF authorization periods were formalized with Anatel in May 2013, after Anatel ruled on an appeal challenging the bidding process outcome.

In 2012, Anatel established a bidding process in order to comply with Presidential Decree No. 7.512 of June 2011, which set April 2012 as the deadline to auction the 2.5GHz band, in order to introduce 4G technology in Brazil.  Anatel modeled the auction with 2 national blocks of (20+20)MHz (W and Z) and 2 national blocks of (10+10)MHz (V1 and V2). In order to guarantee full rural service by 2018, Anatel linked the 4G blocks to the 450MHz band in specific geographic regions of Brazil.  By April 30, 2013, FIFA Confederations Cup host cities (Belo Horizonte, Fortaleza, Rio de Janeiro, Recife, Salvador and Brasília), in preparation for hosting the FIFA 2014 World Cup and the 2016 Olympic Games, were to have been served by 4G.  Following the results of the auction in October 2012, TIM acquired for R$340 million the 2,530-2,540 MHz and 2650-2660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states (the 450 MHz band was jointly acquired with Intelig).  Certain 4G coverage commitments were effective as early as April 2013, while the first coverage commitments for the 450 MHz band were effective in June 2014.  As of December 2013, we are providing 4G coverage to approximately 10% of the urban population of Brazil, including eight capital cities.  In December 2013, we launched 4G in Natal, ahead of Anatel’s required schedule.  As of December 2014, we have been providing 4G coverage in compliance with the schedule required by Anatel. Satisfaction of the these coverage commitments demands heavy capital investments and a commitment to acquire products with national technology, with R$1.5 billion to be invested in 4G alone over the next three years.

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

The year 2013 began with indications from the government and Anatel that they hoped to speed up the move to digitalization of TV in Brazil.  In November 2013, Anatel approved the dedication of a single band, of the 700MHz spectrum, exclusively to mobile services.

In September 2014, ANATEL concluded the 700 MHz spectrum auction that granted to TIM, Vivo, Claro and Algar the operation of the 700 MHz frequency for the 4G mobile technology, to be added to the current LTE service in the 2.5 GHz RF. We bid on Block 2 of that auction, for national coverage of the 700 MHz band, and won the same with a bid of R$1.947 billion (a 1% premium over the minimum price of R$1.927 billion). The 700MHz spectrum, with its long range and good penetration characteristics, is very important to the expansion of the mobile data network in the country, offering even better 4G navigation quality to customers and allowing service to reach a greater number of users, supporting both rural obligations and city coverage.  Another benefit of our acquisition of Block 2 of the 700MHz spectrum is the potential for economies of scale with respect to equipment and synergy with the Asia-Pacific Telecommunity, or APT, band plan and the European digital dividend for the spectrum.

The auction also required the winning bidders to proportionally reimburse the broadcasters for the clean-up of the spectrum previously held and used by them. We have spent R$1.199 billion in order to create in March 2015 an entity called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, with the other winning bidders, to ensure the spectrum clean-up. The price allocated to clean-up of the spectrum related to unsold blocks was shared proportionately among the winning bidders who bought the other blocks. To offset such additional cost to the winning bidders, the price of the 700 MHz spectrum was discounted using Anatel’s WACC methodology.  We have paid R$1.678 billion and accrued R$61 million in our financial statements as of December 31, 2014 (see Note 17(e) to our consolidated financial statements).

The Authorization Terms for usage of the 700 MHz spectrum were signed in December 2014 and the Articles of Association and By-laws of EAS were filed on March 2, 2015.

VU-M and Wholesale Market

The interconnection of telecommunication operators is mandatory, allowing the users of different services to make calls from one network to another. In the case of PCS, Anatel has established that, whenever its network is used to originate or to receive calls, the operators will receive the Value of Use of Mobile Network (Valor de Uso de Rede Móvel), or VU-M, also known as an interconnection rate or mobile termination rate, set by free agreement.  Anatel urged us to adopt a single VU-M per region, as such region is set out in the PCS General License Plan (Plano Geral de Autorizações), or PGA, which began on November 1, 2010.  We declined to do so and instead choose to commercially negotiate VU-Ms with different providers. Under applicable regulations, VU-M rates could be negotiated among operators with reference rates only applied by Anatel in case of dispute.

In October 2011, Anatel decided to reduce fixed to mobile rates, based on a reduction in the respective wholesale interconnection levels on call termination.  Anatel proposed a reduction of the fixed to mobile rates of 18% in 2012 and 12% in 2013, based on nominal declines.  We believe the rate reductions put in place by Anatel fail to consider the need to preserve PCS market competition, and we filed an administrative appeal with Anatel, which was denied in December 2012.

In November 2012, as part of the cost model transition, Anatel set the 2014 mobile termination reference rate VU-M for operators with significant market power in the mobile network inbound calls market at 75% of the valid VU-M in 2013, and the 2015 reference rate VU-M at 50% of the valid VU-M in 2013. Based on that, in December 2013, VU-M prices were published in accordance with Resolution No. 600 for 2014 and 2015.

We believe, however, that when Anatel adopted such decisions, it failed to observe the proper administrative process required to issue new regulations.  We filed an annulment application with Anatel in connection with the November 2012 resolution, which was denied by Anatel in November 2014.

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of 2016.

It is our position that Anatel’s decision to establish VU-M rates – a price related to the provision of telecommunications services in the private regime – based on a cost model does not comply with Brazilian law. Accordingly, we filed an annulment application with Anatel in connection with the July 2014 resolution, which was rejected by Anatel. In April 2015, we appealed such decision and this appeal  is still under review by Anatel.

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

According to the new REILD, contracts executed prior to its implementation should be amended within 120 days from publication.  We have started discussions to amend our EILD contracts, though we have found it necessary to ask Anatel’s intervention to solve certain disputes. While the new REILD provides procedures for promptly resolving disputes involving the provision of dedicated lines, Oi has taken legal actions that delayed the actual amendment of the EILD contracts we had with them. In June 2014, an agreement was settled and we signed new EILD contracts with Oi.

Considering that EILD is also a market subject to the asymmetric regulation defined by Anatel in the PGMC, operators classified by Anatel as pertaining to group with significant market power in the EILD market, such as Oi, were required to submit reference prices and offers for Anatel’s approval, as well as to only offer EILD through a specific system designed for the PGMC. In September 2013, Anatel approved, for the first time, reference prices and offers of the operators with significant market power in the EILD market. At least every six months new reference prices and offers must be submitted for Anatel’s approval. We are not currently classified as having significant market power in the EILD market.

Costs Modeling

The implementation of a costs model by Anatel has been in development since March 2005, when the Separation and Allocation of Accounts Document (Documento de Separação e Alocação de Contas), or DSAC was approved, for pricing of STFC and PCS interconnection, as well as wholesale market inputs, in particular with regards to dedicated lines (EILD) and unbundling.

In August 2011, a consortium headed by Advisia Consultants was hired to develop the optimized modeling of costs, which would be the basis for all the models the agency will use, in particular when establishing rates and prices of telecommunications services.

The implementation of the costs model was one of the short term goals set by the PGR, with expectation of conclusion in 2013, however it will only be effective in 2016.

In December 2012, Anatel held, in Brasilia, the International Seminar on Modeling and costs. The event aimed to provide an overview of the model development costs in the region of the Americas and Brazil. Some meetings have taken since this time to discuss changes in the cost model with national operators.

In September 2013, Anatel submitted for public comment a draft of its rule on pricing of STFC and PCS interconnection, as well as EILD, based on a cost model. Such rule and the corresponding reference amounts were published by Anatel in July 2014, establishing that reference amounts based on cost model will come into force in 2016.

See – “Interconnection Regulation.”

Migration of the Mobile Networks with Analog Technology

In February 2011, Anatel approved Resolution No. 562/11, which modified a provision of the regulation on conditions of use of RF, determining that, after a period of 360 days from the publication, the use of analog technology in RF sub bands of 800 MHz would no longer be allowed.

In relation to the use of such RF, we no longer have any subscriber of analog technology (AMPS).  However, our analog networks are still used by STFC concessionaires to provide services to subscribers in rural areas of the country, a service called RuralCel.

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

Among such quality parameters, most notable are the ones relating to the quality of the networks, both mobile and fixed, creating obligations of minimum and average speeds in numbers, higher than those currently used by operators, which required investments so that such obligations could be met.

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

The ninth digit was implemented in all the remaining areas of the state of São Paulo on August 25, 2013, and in the states of Rio de Janeiro and Espirito Santo on October 27, 2013.  Beginning on November 2, 2014, referred to as “D Day”, the ninth digit was implemented in the states of Amapá, Amazonas, Maranhão, Pará and Roraima.  Anatel has defined the terms for implementing the ninth digit in PCS in other locations in Brazil, as follows:

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

We are part of the Telecom Italia Group, which is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector. The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic—Italy, Brazil and Argentina). We are currently held, directly and indirectly, by Telecom Italia through its wholly owned subsidiary, TIM Brasil.

Substantially all assets held by TIM Participações consist of the shares of its wholly owned subsidiaries TIM Celular (incorporated in the Federative Republic of Brazil and headquarters located in the State of São Paulo), and Intelig (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro).

The following chart illustrates our current ownership structure:

D.	Property, Plants and Equipment

Our principal properties consist of transmission equipment, switching equipment, which connect calls to and from customers, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area.  At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment.  As of December 31, 2014, we had 125 MGW, 75 MSC-S, 405 radio controller stations, 10,375 B Nodes, 1,841 eB Nodes, 12,715 BTS and approximately 54,000 kilometers in fiber optic cable networks.  We generally lease or buy the sites where our mobile telecommunications network equipment is installed. On December 31, 2014, we owned approximately 202,752 square meters and leased approximately 1,351,486  square meters of real property, all of which were available for installation of our equipment. We also lease approximately 140,821 square meters and owns approximately 140,936 square meters of office space. There are no material encumbrances that may affect our utilization of our property or equipment.  All of our property and equipment is owned or leased domestically; we do not own or lease any property or equipment outside of Brazil.  For the years 2015 through 2017, according to 2015-2017 Industrial Plan, we plan to invest up to R$14 billion in capital expenditures, around R$10 billion of which will be invested in constructing, expanding, improving and buying network improvements, such as deploying more antennas and adding capacity to the antennas we already own.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of December 31, 2014, 2013 and 2012 included in this annual report that have been prepared in accordance with IFRS, issued by IASB as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

Brazilian Political and Economic Overview

Brazilian Economy

During 2014, economic growth in Brazil slowed, with GDP growing by just 0.1% annually. Growth is expected to remain modest in 2015 due to tighter monetary and fiscal policies, weak external demand and low levels of investment. Standard & Poor’s lowered Brazil’s credit rating in March for the first time in more than a decade to the lowest level of investment grade (yet notably maintaining investment grade status), citing slower growth as well as deteriorating fiscal accounts. Nevertheless, due to lower levels unemployment, domestic demand remains strong and consumption is on pace with recent growth.

The official inflation rate was 6.41% in 2014, above the 5.91% recorded in 2013 and the 4.5% rate targeted by the Central Bank, but within the “oscillating” band of plus or minus two percentage points considered acceptable by the Central Bank. Inflation was negatively impacted by increased electricity prices, which rose by 17.06% and housing prices, which rose 8.8%.  Inflation increased monthly throughout 2015, as measured by the IPCA-15, which records inflation from approximately the 15th of the previous month to the 15th of the current month, by 0.89% over the month of January, 1.33% over the month of February, and 1.24% over the month of March, driving the 12 months accumulated inflation at the end of March to 7.90%, above inflation targets.  Uncertainty regarding certain government fiscal measures could contribute to greater inflation over the course of 2015.

Inflation directly impacts our results of operations as result of certain of our assets and liabilities being subject to inflation adjustment, although the impact of these adjustments has not been material during the reported periods.  In 2014, the net impact of inflation adjustments was a loss of R$100.5 million and in 2013, was a loss of R$57.3 million. The loss in 2014 can be explained by inflation adjustments on a R$93 million loan and on a R$913 million loan, each from BNDES (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts”) and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us (see “Item 8.  Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”).

In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base.  Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

The trend of a depreciating real continued throughout 2013, with the real reaching a high of R$2.77 per U.S.$1.00 in December 2014, and ending the year at R$2.659 per U.S. $1.00.  By December 31, 2014, the U.S. dollar had appreciated 12.78% versus the real over the course of the year.  Exchange rate fluctuations affect our financial performance and results of operations. Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products.  We acquire our equipment and handsets from global suppliers, the prices of which are denominated in U.S. dollars, and accordingly depreciation of the real against the U.S. dollar may result in a relative increase in the price of our equipment and handsets.  Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge.  With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations (see “—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts”). The sharp depreciation of the real in relation to the U.S. dollar may also generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates.  Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance. Efforts by the Brazilian government to stimulate the economy were reversed in 2013 and 2014 due to this inflationary pressure.  As of December 31, 2013, the SELIC rate was 10.00% and as of December 31, 2014, it was 11.75%.

The Brazilian current account closed the year with a deficit of U.S.$90.94 billion or 4.17% of GDP, an increase in the deficit from 2013 when the deficit reached U.S.$81.34 billion.  The 2014 deficit was the highest recorded since the Central Bank began recording this metric in 1947.  The main causes for this result were the deficit of US$3.93 billion in the trade balance and the deficit on services account of US$ 48.67 billion.  Direct external investments totaled U.S.$62.49 billion, insufficient to cover the current deficit.

See “Item 3. Key Information—A. Selected Financial Data” for further information regarding Brazilian governmental fiscal and monetary policies related to the above factors.

Brazilian Mobile Market

The Brazilian mobile market reached 280.7 million lines nationwide at the end of December 2014, corresponding to a penetration ratio of 138.0% (compared to 134.4% in 2013) and an annual growth rate of 3.6% (compared to 3.5% in 2013).  Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes.  According to Anatel, mobile market net adds reached 9.6 million in 2014 which represents a 3.7% increase from 2013’s 9.3 million net adds.  Prepaid subscribers continue to represent the greatest part of total subscriber base, reaching 75.8% by the end of 2014.

Our subscriber base ended 2014 with 75.7 million clients, a 3.1% increase from 2013, corresponding to a market share of 26.97%, making us the second largest mobile operator in the market.  Our prepaid business  reached 63.2 million clients (a 3.4% increase from 2013), maintaining the position of leader in this important business. Our postpaid business had 12.5 million users at the end of 2014, a 1.8% increase from 2013.  With regard to our client mix, postpaid clients accounted for 16.5% of our total subscriber base, compared to 15.8% in 2013.  In 2014, we added 2.3 million customers, down from 3.1 million in 2013.  Our ARPU was R$17.67 in 2014.  On a yearly basis, ARPU saw a decline of 5.0%, partially attributed to the reduction in VU-M reference rates and long distance calls commoditization.

ARPU is a key performance indicator which is calculated for any period as total net service revenue divided by average customer base.  In 2014, our average customer base, calculated as the simple mean of monthly averages, increased 1.7% to 74.4 million, compared to 73.1 million customers in 2013.

The following table shows the total average number of customers during 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
	(in thousands of users)
Average number of customers using postpaid plans(1)	12,230	12,105	10,004
Average number of customers using prepaid plans(1)	62,126	61,000	58,042
Total number of customers(1)	74,356	73,105	68,046

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year, including December of the previous year.

Factors Affecting the Comparability of our Results of Operations

None.

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

Depreciation and Impairment of Long-Lived Assets

Property, plant and equipment are stated at cost of acquisition or construction.  Depreciation is calculated using the straight-line method based on the estimated useful lives of the underlying assets.  See Notes 4(k) and 17 to our consolidated financial statements. We currently depreciate automatic switching, transmission and other equipment based on an estimated useful life of seven years.

We review our long-lived assets, such as goodwill, for impairment whenever events or circumstances indicate the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. At least annually, the Company applies the recoverability test on the recorded goodwill.  The calculations were performed based on the discounted cash flow using as parameters the assumptions included in the Company’s 2015-2017 Industrial Plan, growth rate compatible with our market conditions and a discount rate of between 12.5% and 13% per year.

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

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the failure of our customers to make required payments.  We revise our estimated percentage of losses on a regular basis, taking into account our most recent experience with non-payments (i.e. average percentage of receivables historically written-off, economic conditions and the length of time the receivables are past due).  The provision for doubtful accounts for 2014 was based on the following estimates of receivables, classified by the number of days such receivables are overdue, that it projected to be uncollectible.  These estimates were based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case, and the collection curve, all of which might impact the collectability of accounts.  The amount of the loss, if any, that we actually experience with respect to these accounts may differ from the amount of the allowance maintained in connection with them.

See Notes 4(f) and 8 to our consolidated financial statements for additional information on our allowance for doubtful accounts.

Days overdue	Accounts Receivable
Falling due	2,887,221
Past due for up to 30 days	161,726
Past due for up to 60 days	59,178
Past due for up to 90 days	385,012
Past due for more than 90 days	447,743
Total	3,940,880

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

The taxable income projections used in determining the recoverability of our deferred tax assets as of December 31, 2009 were derived from our strategic plan for the three years covering 2010 through 2012, or the 2010-2012 Industrial Plan. At that time, our 2010-2012 Industrial Plan forecasted our income for the following three fiscal years, with assumptions reflecting conditions we expected to exist and the course of actions we expect to take.  Based on the three-year projections included in our 2010-2012 Industrial Plan, we projected income out for a further seven years (to 2019). However, we did not extend our projections beyond the basic three years for the valuation allowance of our deferred tax assets because we believe that the uncertainties described below made any extension of our projections difficult to support at the more-likely-than-not level, required for projections in this context.  We limited our projections to three years in determining the amount of the valuation allowance for deferred tax assets at December 31, 2009.

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

During the years ended December 31, 2012, 2013 and 2014, the Company continued to generate taxable income in line with projections approved in the 2010 business plan.

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

Provisions and Contingent Liabilities

The accrual for a provision or contingency involves considerable judgment to be performed by management. Both provisions and contingencies involve an existing condition, situation, or set of circumstances which result in uncertainty as to the related likelihood of gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur. A provision is defined as a probable loss registered in a company’s financial statements, while a contingency is a possible or remote loss registered in a company’s financial statements.

We are subject to various claims, including regulatory, legal and labor proceedings covering a wide range of matters that arise in the ordinary course of business.  We adopted the policy of analyzing each proceeding and making a judgment as to whether a loss is probable, possible or remote.  We account for accruals (that is, record provisions) when we determine that losses are probable and can be reasonably estimated.  Our judgment is always based on the opinion of our external legal advisors. Balances for provisions may be adjusted to account for changes in circumstances relating to ongoing matters and we may establish additional accruals for new matters.  While we believe that the current level of provisions is adequate, changes in the future could impact these determinations.

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

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	system technology failures, which could negatively affect our revenues and reputation;

•
the introduction of transformative technologies that could be difficult for us to keep pace with and which could cause a significant decrease in our revenues and/or revenues for all mobile telephone carriers;

•
our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•
performance of third party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;

•	government policy and changes in the regulatory environment in Brazil;

•	the effect of exchange rate fluctuations;

•	the effect of inflation;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2014, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2014	2013	2012	2014 – 2013	2013 – 2012
Net Operating Revenues	19,498,165	19,921,291	18,763,947	(2.1%)	6.2%
Cost of services and goods	(10,083,920)	(10,822,202)	(9,880,984)	(6.82%)	9.53%
Gross profit	9,414,245	9,099,089	8,882,963	3.46%	2.43%
Operating expenses:
Selling expenses	(5,022,972)	(4,911,522)	(4,774,161)	2.27%	2.88%
General and administrative expenses	(1,130,754)	(1,012,556)	(1,029,943)	11.67%	(1.69)%
Other operating expenses	(774,829)	(736,138)	(755,489)	5.26%	(2.56)%
Total operating expenses	(6,928,556)	(6,660,216)	(6,559,593)	4.03%	1.53%
Operating income before financial results	2,485,689	2,438,873	2,323,370	1.92%	4.97%
Net financial results	(292,772)	(302,720)	(169,980)	(3.29%)	78.19%
Operating income before taxes	2,192,917	2,136,153	2,153,480	2.66%	(0.8)%
Income and social contribution tax benefit	(646,499)	(630,539)	(704,592)	2.53%	(10.51)%
Net income	1,546,419	1,505,614	1,448,888	2.71%	3.92%

Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013

Operating Revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 30 to our consolidated financial statements and discussed below.  We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2014 and 2013:

Statement of Operations Data: Operating Revenues

	Year ended December 31,		Percentage change
	2014	2013	2014 – 2013
	(in millions of reais)
Monthly subscription charges and usage charges	11,007.0	11,309.8	(2.7)%
Fixed services	901.2	1,071.8	(15.9)%
Interconnection charges	2,630.7	3,760.8	(30.0)%
Long distance charges	3,094.1	3,332.9	(7.2)%
Value-added services	6,616.0	5,353.7	23.6%
Other service revenues	284.2	236.3	20.3%
Gross operating revenues from services	24,533.2	25,065.2	(2.1)%
Value-added and other taxes relating to services	(5,817.3)	(5,588.3)	4.1%
Discounts and returns on services	(2,390.8)	(2,775.8)	(13.9)%
Net operating revenues from services	16,325.0	16,701.1	(2.3)%
Sales of mobile handsets and accessories	4,471.3	4,596.5	(2.7)%
Value-added and other taxes on handset sales	(906.1)	(956.3)	(5.2)%
Discounts and returns on handset sales	(392.1)	(419.9)	(6.6)%
Net operating revenues from handset and accessory sales	3,173.2	3,220.2	(1.5)%
Net operating revenues	19,498.2	19,921.3	(2.1)%

Our gross service revenue for the year ended December 31, 2014 was R$24,533.2 million, representing a 2.1% decrease from R$25,065.2 million in the year ended December 31, 2013, mainly due a significant decrease in VU-M rates, and a reduction in SMS usage and voice traffic.

See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

The gross handset revenue for the year ended December 31, 2014 was R$4,471,3 million, a 2.7% decrease over R$4,596.5 million for the year ended December 31, 2013, resulting from reduced handset sales.  Gross revenues for the year ended December 31, 2014 totaled R$29,004.5 million, a 2.2% decrease from the year ended December 31, 2013.

Net operating revenues decreased 2.1% to R$19,498.2 million in the year ended December 31, 2014 from R$19,921.3 million in the year ended December 31, 2013 for the reasons described below:

Monthly Subscription Charges and Usage Charges

Revenue from monthly subscription charges and usage charges was R$11,007.0 million in the year ended December 31, 2014, a 2.7% decrease from R$11,309.8 million in the year ended December 31, 2013, due primarily to the reduction in mobile usage as a result of macroeconomic slowdown in Brazil and the trend toward migration from voice to data services.

The total average monthly MOU for 2014 and 2013 were as follows:

	Year ended December 31,
	2014	2013
Average total MOU	136	148

Fixed Services

Revenue from fixed services was R$901.2 million in the year ended December 31, 2014, a 15.9% decrease from R$1,071.8 million in December 31, 2013, mainly due to the ongoing restructuring of Intelig’s business, focused primarily a redesign of our service portfolio to integrate fixed-plus-mobile service for all of our large corporate clients, as well as on a renewal of our customer base, an expansion of our multiservice network, a reorganization of our sales team and general brand repositioning.

Interconnection Charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls and SMS on our network of calls and SMS originating on their networks.  Our interconnection revenues were R$2,630.7 million in the year ended December 31, 2014, a 30.0% decrease from R$3,760.8 million in 2013, principally due to the impact of the decrease in VU-M rates during the year and the reduction of incoming SMS revenue. Interconnection as a percentage of total gross services revenues decreased to 10.72% in the year ended December 31, 2014.

Long Distance Charges

Revenues from long distance charges decreased 7.2% to R$3,094.1 million in the year ended December 31, 2014 from R$3,332.9 million in the year ended December 31, 2013, reflecting the tendency of users to replace the communications by means of long distance calls for new data technologies, for example the WhatsApp application.

Value-Added Services

Value-added service revenues increased 23.6% to R$6,616.0 million in the year ended December 31, 2014 from R$5,353.6 million the year ended December 31, 2013, principally due to the launch of new offers and the popularity of new data plans, such as Controle WhatsApp.  Value-added services include SMS, MMS, data transmission, downloads (wallpaper and ringtones), television access, voicemail, chat and others.

See “Item 4. Information on the Company—B. Business Overview—Value Added Services” for additional information on value-added services.

SMS revenues represent a significant portion of our total value-added service revenues.  Data transmission, supported by our 3G and 4G networks, is also a key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, incentivizing our customer base to acquire smartphones and promoting our mobile broadband service through TIM web broadband.

Other Service Revenues

Revenues from other services increased 20.3% to R$284.2 million in the year ended December 31, 2014 from R$236.3 million in the year ended December 31, 2013, mainly due to the increase of SIM card sales.

Sales of Mobile Handsets

Sales of mobile handsets decreased 2.7% to R$4,471.3 million in the year ended December 31, 2014 from R$4,596.5 million registered in the year ended December 31, 2013.  The decrease was mainly due to a lower volume of handset sales as a result of weaker macroeconomic environmental conditions.

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

Our value-added and other taxes relating to services and handset sales was R$6,723.4 million in the year ended December 31, 2014 compared to R$6,544.6 million in the year ended December 31, 2013, an increase of 2.7%. This increase is mainly due to a decrease in revenue from sources that are less impacted by taxes (such as interconnection revenues) and an increase in revenue from sources that are more impacted by taxes (such as data revenues).

Discounts on services and handset sales decreased 12.9% to R$2,782.9 million in the year ended December 31, 2014 compared to R$3,195.8 million in the year ended December 31, 2013, due mainly to lower revenues.

Costs of Services and Goods

Costs of services and goods decreased by 6.8% to R$10,083.9 million in the year ended December 31, 2014 from R$10,822.2 million in the year ended December 31, 2013, mainly due to lower VU-M rates to be paid by us when our customers connect to another network and the lower cost of handsets.

See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

The following table shows the components of costs of services and goods for each of the periods indicated.

Statement of Operations Data: Costs of Services and Goods

	Year ended December 31,		Percentage change
	2014	2013	2014 - 2013
	(in millions of reais)
Depreciation and amortization	(2,345.5)	(2,097.9)	11.8%
Interconnection, circuit leasing and related expenses	(3,429.1)	(4,518.9)	(24.1)%
Third party services	(439.5)	(403.2)	9.0%
Personnel	(80.3)	(61.1)	31.4%
Rental and insurance	(412.5)	(358.9)	14.9%
FISTEL tax and other	(36.6)	(31.2)	17.3%
Total cost of services	(6,743.5)	(7,471.4)	(9.7)%
Cost of handsets and accessories sold	(3,340.5)	(3,350.8)	(0.3)%
Total cost of services and goods	(10,083.9)	(10,822.2)	(6.8)%

Depreciation and Amortization

Depreciation and amortization expenses grew 11.8% to R$2,345.5 million in the year ended December 31, 2014 from R$2,097.9 million in the year ended December 31, 2013, mainly due to an increase in general capital expenditures as explained in more detail in “—B. Liquidity and Capital Resources.”

Interconnection, Circuit Leasing and Related Expenses

Interconnection, circuit leasing and related expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks as well as lease payments to fixed carriers for the use of their network. Interconnection, circuit leasing and related expenses costs decreased 24.1% to R$3,429.1 million in the year ended December 31, 2014 from R$4,518.9 million in the year ended December 31, 2013, mainly due to the a decrease in out-of-network voice and SMS traffic and the reduction in VU-M rates.

See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

Third Party Services

Third party services costs were R$439.5 million in the year ended December 31, 2014, increasing 9.0% from R$403.2 million incurred in the year ended December 31, 2013, mainly due to higher costs from outside providers in connection with maintaining our own network, directly related to the increased amount of equipment we must maintain as a result of infrastructure investments.

Personnel

Personnel costs increased 31.4% to R$80.3 million in the year ended December 31, 2014 from R$61.1 million in the year ended December 31, 2013.  This increase was mainly due to the Company’s adjustment of personnel salaries for inflation, as well as other adjustments made by the Company to benefits received by its personnel.

Rental and Insurance

Rental and insurance costs increased 14.9% to R$412.5 million in the year ended December 31, 2014 from R$358.9 million in the year ended December 31, 2013.  This increase is primarily due to the higher number of leased sites, which include both leases of land for placement of our owned towers, as well as leases of space on the towers of other operators.

FISTEL Tax and Other

FISTEL tax and other costs increased 17.3% to R$36.6 million in the year ended December 31, 2014 from R$31.2 million in the year ended December 31, 2013, due primarily to higher tax payments. FISTEL tax is directly related to customer base, and our customer base increased; therefore FISTEL tax accordingly increased. Other taxes to which we are subject vary depending on revenues, which also increased.

Costs of Handsets and Accessories Sold

The cost of handsets and accessories sold in 2014 was R$3,340.5 million, representing a 0.3% decrease from R$3,350.8 million in the year ended December 31, 2013.  This decrease is attributable to decreased handset sales volumes as described above under “—Sales of Mobile Handsets”.

Gross Profit Margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross Profit

	Year ended December 31,		Percentage change
	2014	2013	2014 - 2013
	(in millions of reais)
Net operating revenues from services	16,325.0	16,701.1	(2.3)%
Cost of services	(6,743.5)	(7,471.4)	(9.7)%
Gross profit from services	9,581.5	9,229.7	3.8%
Net operating revenues from sales of mobile handsets and accessories	3,173.2	3,220.2	(1.5)%
Cost of goods	(3,340.5)	(3,350.8)	(0.3)%
Gross loss from sales of mobile handsets and accessories	(167.3)	(130.6)	28.1%
Gross profit	9,414.2	9,099.1	3.5%

Our gross profit margin from services (gross profit as a percentage of net service revenues) increased from 55.26% in the year ended December 31, 2013 to 58.69% in the year ended December 31, 2014.  This performance is mainly explained by a 23.6% increase in our sales of value-added services, which have a better profit margins than other services we offer.

Our negative gross margin for sales of mobile handsets and accessories increased from negative 4.05% in the year ended December 31, 2013 to negative 5.3% in the year ended December 31, 2014.

Our overall gross profit margin increased from 45.7% in the year ended December 31, 2013 to 48.28% in December 31, 2014.  This resulted primarily from a higher gross profit margin from services.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2014 and 2013:

Statement of Operations Data: Operating Expenses

	Year ended December 31,		Percentage change
	2014	2013	2014 – 2013
	(in millions of reais)
Selling expenses	(5,023.0)	(4,911.5)	2.2%
General and administrative expenses	(1,130.8)	(1,012.5)	11.7%
Other operating expenses, net	(774.8)	(736.1)	5.3%
Total operating expenses	(6,928.6)	(6,660.2)	4.0%

Our total operating expenses increased slightly by 4.0% to R$6,928.6 million in the year ended December 31, 2014 from R$6,660.2 million in December 31, 2013, mainly due to the factors described below:

Selling Expenses

Selling expenses increased 2.2%, to R$5,023.0 million in the year ended December 31, 2014 from R$4,911.5 million in the year ended December 31, 2013, mainly due to costs associated with a larger number of owned stores in 2014 as compared with 2013; our owned stores went from 163 stores at the end of 2013 to 173 stores in the end of 2014.

General and Administrative Expenses

General and administrative expenses increased by 11.7% to R$1,130.8 million in the year ended December 31, 2014 from R$1,012.5 million in the year ended December 31, 2013, mainly as a result of an increase in expenses associated with maintenance of our equipment, due to higher capital expenditures on the same.

Other Operating Expenses, Net

Other net operating expenses increased by 5.3% to R$774.8 million in the year ended December 31, 2014 from R$736.1 million in the year ended December 31, 2013.  This decrease was mainly due to an increase in FUST/FUNTEL expenses (which are different than FISTEL taxes, which increased in the period, as described above).

Net Financial Expense

We had net financial expense of R$292.8 million in the year ended December 31, 2014, from a net financial expense of R$302.7 million in the year ended December 31, 2013.  The variation was due principally to our maintenance of negative net debt for the most part of 2014, with financial revenues growing more than financial expenses, an increase in the SELIC interest rate and higher volatility of the real in relation to foreign currencies.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2014 under tax law.  We recorded income and social contribution tax of R$646.5 million in the year ended December 31, 2014, an increase of 2.5% when compared to R$630.5 million recorded for the year ended December 31, 2013, due mainly to higher pre-tax income.

Net Income

Our net income in the year ended December 31, 2014 was R$1,546.4 million, representing an increase of 2.7% from a net income of R$1,506 million in the year ended December 31, 2013.

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

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2013 and 2012:

Statement of Operations Data: Operating Revenues

	Year ended December 31,		Percentage change
	2013	2012	2013 – 2012
	(in millions of reais)
Monthly subscription charges and usage charges	11,309.8	11,086.7	2%
Fixed services	1,071.8	1,470.3	(27.1%)
Interconnection charges	3,760.8	3,969.1	(5.2)%
Long distance charges	3,332.9	3,217.9	3.6%
Value-added services	5,353.7	4,404.8	3.6%
Other service revenues	236.3	201.3	17.3%
Gross operating revenues from services	25,065.2	24,350.1	2.9%
Value-added and other taxes relating to services	(5,588.3)	(5,277.8)	5.9%
Discounts and returns on services	(2,7775.8)	(2,652.3)	4.6%
Net operating revenues from services	16,701	16,420.0	1.7%
Sales of mobile handsets and accessories	4,596.5	3,405.7	34.9%
Value-added and other taxes on handset sales	(956.3)	(677.0)	41.3%
Discounts and returns on handset sales	(419.9)	(384.7)	9.2%
Net operating revenues from handset and accessory sales	3,220.2	2,344.0	37.4%
Net operating revenues	19,921.3	18,763.9	6.2%

Our gross service revenue for the year ended December 31, 2013 was R$25,065.2 million, representing a 2.9% increase from R$24,350.1 million in the year ended December 31, 2012, mainly due to the growth in our customer base and consistently solid revenues from value-added services.  The gross handset revenue for the year ended December 31, 2013 was R$4,596.5 million, a 35.0% growth over R$3,405.7 million for the year ended December 31, 2012, resulting from increased smartphone penetration.  Gross revenues for the year ended December 31, 2013 totaled R$29,661.7 million, a 6.9% increase from the year ended December 31, 2012.

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

Fixed Services

Revenue from fixed services was R$1,071.8 million in the year ended December 31, 2013, a 27.1% decrease from R$1,470.3 million in December 31, 2012, mainly due to the restructuring of Intelig (as described above under “—Results of Operations for the Year Ended December 31, 2014 Compared to the Year Ended December 31, 2013—Fixed Services”) and the migration of fixed long distance revenues from Intelig to mobile long distance revenues in TIM Celular.

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

Other Service Revenues

Revenues from other services increased 17.4% to R$236.3 million in the year ended December 31, 2013 from R$201.3 million in the year ended December 31, 2012, mainly due to the increase of SIM card sales.

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

Costs of Services and Goods

Costs of services and goods increased by 9.5% to R$10,822.2 million in the year ended December 31, 2013 from R$9,881.0 million in the year ended December 31, 2012, mainly due to the enhancement of our handset mix, with smartphone sales reaching 80% of total sales in 2013 compared to 65% in 2012.  The following table shows the components of costs of services and goods for each of the periods indicated.

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

We expect to finance our capital expenditures and other liquidity requirements for 2015 and 2016 with our cash, operating revenue, renewals of maturing short-term indebtedness and disbursements from our existing long-term credit line with BNDES of R$5,700 million, of which R$3,939 million remains undisbursed and available at our request. See Note 42 to our to our consolidated financial statements for a discussion of the other types of financial instruments used by the Company.

On February 20, 2015, the Company disclosed to the market our 2015-2017 Industrial Plan, which covers our strategic and capital expenditures plan for the period between 2015 and 2017. According to the 2015-2017 Industrial Plan, the Company intends to invest approximately R$14 billion in capital expenditures on organic growth, with the majority of this amount directed to network development. These investments will, among other benefits, help improve the delivery of services and growth of customer base.  We believe that our current working capital is sufficient for our present requirements.

Sources of Funds

Cash from operations

Our cash flows from operating activities was R$6,441,064 thousand in the year ended December 31, 2014 compared to R$5,269,502 thousand in the year ended December 31, 2013. In the year 2014, the Infinity and Liberty Plans continued to be market leaders within plans using the unlimited calls concept.

We had other variations in our operational assets and liabilities which increased our cash from operations. The main variations of assets and liabilities were:

•	Increase of accounts receivable in the amount of R$204.2 million.

•	Increase in accounts payable to suppliers in the amount of R$1,294.6 million.

•	Decrease in judicial deposits, or assets of the Company placed on deposit with the Court and held in judicial escrow pending resolution of certain legal proceedings, in the amount of R$232.9 million.

Financial Contracts

We and our subsidiaries are party to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein.  With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations.

In 2014, TIM Celular received disbursements totaling R$2,341 million related to existing and new financing agreements, as set forth below and as each agreement is described further in the following paragraph:

•
R$1,976 million disbursed from BNDES pursuant to existing credit facilities, of which (1) R$1,761 was disbursed under a credit agreement dated as of December 23, 2013 and (2) R$215 million was disbursed as a final disbursement under a credit agreement dated as of December 12, 2008 (as amended);

•	R$246 million disbursed from KfW IPEX-Bank GmbH, or KfW IPEX, under a new loan agreement dated as of April 15, 2014;

•	R$119 million disbursed from Cisco Systems Capital Corporation, or Cisco Capital, under a new facility agreement dated as of October 14, 2014; and

•	R$300 million from a renewal of maturing indebtedness from Banco do Brasil, or BB, pursuant to a credit agreement dated as of September 18, 2012 and a credit agreement dated as of December 17, 2012.

The terms of our long-term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt.  We are currently not, and do not expect to be, in breach of any material covenant of our debt instruments, which breach would be construed an event of default under their terms.

•
Credit Agreement, dated as of January 28, 2008, among TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67.0 million.  The amount outstanding as of December 31, 2014, including accrued interest, was R$12 million.  The agreement, which matures on January 31, 2016, bears interest in the rate of 10.0% per annum.  In connection with this agreement, Banco Votorantim S.A. issued a letter of guarantee, subject to the payment of fees corresponding to 0.75% per annum of the integral principal amount offered in the Credit Agreement.  The guarantee agreement executed by TIM Celular and Banco Votorantim S.A. provides for the issuance of a R$87.1 million promissory note by TIM Celular.  TIM Participações is the guarantor of this promissory note.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Guarantees of Obligations of Our Subsidiaries.”

•
Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A. and TIM Nordeste (incorporated by TIM Celular) S.A., as borrowers and TIM Participações as guarantor, in the total principal amount of €200 million fully disbursed, and fully swapped into local currency, between September 2009 and June 2010.  The total outstanding amount as of December 31, 2014 converted from euros was R$758 million, including accrued interest.  The drawings, the last of which matures on June 2017, bear an average cost of 95.40% of the CDI after hedging.  The Guarantee was provided by Itaú BBA for the principal amount of €200 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$592.9 million. The agreement, which matures on July 15, 2017, bears the average interest fixed rate of 2.17% plus the TJLP and the interest rate of 10.23% plus the UMIPCA. On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$286 million.

•
Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste (incorporated by TIM Celular), as borrower, and TIM Participações as guarantor, in the principal amount of R$202 million.  The agreement, which matures on July 15, 2017, bears the average interest at a fixed rate of 2.03% plus the TJLP and the interest rate of 10.23% plus UMIPCA.  On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$95 million.

•
Credit Agreement, dated as of November 19, 2008 and amended on June 29, 2010, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$716.9 million, which R$692.9 million was already disbursed, the undrawn value of the credit line was cancelled.  The agreement, which matures on July 15, 2018 bears interest at (1) a fixed rate of 3.62% plus the TJLP or (2) fixed interest rate of 4.5% per annum.  On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$397 million.

•
Credit Agreement, dated as of November 19, 2008, amended on December 12, 2008, June 29, 2010, and December 10, 2012, among BNDES, as lender and TIM Celular and Intelig, as borrowers, and TIM Participações as guarantor, in the principal amount of R$3,674 million (a R$2,164 million increase in the credit limit was effected by way of amendment on December 10, 2012). The agreement, which matures on December 15, 2019 bears interest at either (1) a fixed rate of 3.32% plus the TJLP; (2) TJLP or (3) fixed interest rate of 2.5% per annum.  As of December 31 2014, the outstanding debt of TIM Celular under this credit agreement, including accrued interest, was R$1,219 million and the outstanding debt of Intelig including accrued interest, was R$107 million.

•
Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., borrower and TIM Participações as guarantor, in the total principal amount of U.S.$143.6 million fully disbursed and swapped on January 15, 2009.  The total outstanding amount as of December 31, 2014 converted from U.S. dollars was R$191 million, including accrued interest.  The agreement matures on December 2017 and bears an average cost of 97.42% of the CDI after hedging.

•
Finance Contract, dated as of December 29, 2011, between European Investment Bank, as lender, TIM Celular S.A, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million fully disbursed, and swapped into local currency. The total outstanding amount as of December 31, 2014, converted from euros was R$328 million, including accrued interest. The agreement matures on August 2019, bear an average cost of 94.20% of the CDI after hedging. The bank guarantee was provided by SACE sPa. for the principal amount of €115 million.

•
Finance Contract, dated as of July 13, 2012, between European Investment Bank, as lender, TIM Celular S.A, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million. The €50 million disbursed was swapped into local currency and the other €50 million was canceled by the company. The total outstanding amount as of December 31, 2014, converted from euros was R$178 million, including accrued interest. The agreement matures on February 2020, bear an average cost of 96.50% of the CDI after hedging. The bank guarantee was provided by KfW IPEX for the principal amount of €52.5 million.

•
Credit Agreement, dated as of September 18, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$150.0 million.  The agreement, which originally matured on September 18, 2014 but the maturity date of which was extended to September 18, 2015, bears interest at a variable rate of 106.5% (which interest rate was not amended upon extension).  On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$155 million.  No guarantees were issued under this loan.

•
Credit Agreement, dated as of December 17, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$150 million.  The agreement, which originally matured on December 17, 2014 but the maturity date of which was extended to September 18, 2015, bears interest at a variable rate of 106.5% of the CDI (which interest rate was not amended upon extension).  On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$151 million. No guarantees were issued under this loan.

•
Master Loan Agreement, dated as of June 20, 2013, between Cisco Capital, as lender, TIM Celular, as borrower. The purpose of the loan is to finance TIM Celular’s purchase of Cisco and third-party products and services.  The loan to be given pursuant to the Master Loan Agreement was executed pursuant to a Facility Agreement, dated as of August 28, 2013, between Cisco Capital, as lender, and TIM Celular, as borrower, in the total principal amount of U.S.$50 million. On October 14, 2014, a new Facility Agreement was signed, between Cisco Capital, as lender, and TIM Celular, as borrower, in the total principal amount of U.S.$50 million. The new Facility Agreement was fully disbursed on November 5, 2014. The total outstanding amount as of December 31, 2014 converted from U.S. dollars was R$240 million, including accrued interest.  The first agreement matures in September 2018 and bears an average cost of 93.80% of the CDI after hedging and the second agreement matures in November 2019 and bears an average cost of 91.90% of the CDI after hedging. No guarantees were issued under this loan.

•
Promissory Note, dated as of September 19, 2013, between JPMorgan Chase Bank, National Association, as lender, and TIM Celular S.A., as borrower, in the total principal amount of U.S.$50 million.  The total outstanding amount as of December 31, 2014 converted from U.S. dollars was R$133 million, including accrued interest.  The agreement matures in September 2015 and bears an average cost of 101.50% of the CDI after hedging.  No guarantees were issued under this loan.

•
Promissory Note, dated as of July 31, 2013, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower, in the total principal amount of U.S.$119.8 million.  The total outstanding amount as of December 31, 2014 converted from U.S. dollars was R$318 million, including accrued interest.  The agreement matures on September 20, 2016 and has an average cost of 102,00% of the CDI after hedging. No guarantees were issued under this loan.  The proceeds of the loan under the Promissory Note is to be entirely used for repayment of obligations under the Promissory Note issued by TIM Celular in favor of Bank of America on July 31, 2013.

•
Credit Agreement, dated as of December 23, 2013, between BNDES, as lender and TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$5,700 million. The agreement, involves six credit lines, each of which has different conditions, interest rates and tenors: (1) Credit Line A, in an amount of R$2,401 million, a fixed interest rate of 2.52% plus the TJLP SELIC and 8 years tenor; (2) Credit Line B, in an amount of R$600.4 million, a fixed interest rate of 2.52% plus the SELIC and 8 years tenor; (3) Credit Line C, in an amount of R$2,036 million, a fixed interest rate of 2.52% plus the TJLP and 8 years tenor; (4) Credit Line D, in an amount of R$428 million, a fixed interest rate of 3.50% and 7 years tenor; (5) Credit Line E, in an amount of R$189 million, a fixed interest rate of 1.42% plus the TJLP and 8 years tenor; and (6) Credit Line F, in an amount of R$45 million, an interest rate of TJLP and 8 years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement. As of December 31 2014, the outstanding amount under this credit agreement, including accrued interest, was R$1,811 million.

•
Loan Agreement, dated as of April 15, 2014, between KfW IPEX as lender, TIM Celular, as borrower and TIM Participações as guarantor, in the principal amount of U.S.$100 million. The total outstanding amount as of December 31, 2014 converted from U.S. dollars was R$267 million, including accrued interest.  The agreement matures on April 15, 2019 and bears an average cost of 102.50% of the CDI after hedging.  No guarantees were issued under this loan.

See Notes 21 and 42 in our consolidated financial statements for a further description of such financing agreements.

The following three financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014, all of which have since matured and been repaid by the Company:

•
Credit Agreement, dated as of February 15, 2013, between BB as lender, TIM Celular, as borrower, in the principal amount of R$40 million. On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$48 million.  On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$48 million. The agreement, which matured on February 13, 2015, was fully repaid.

•
Credit Agreement, dated as of February 15, 2013, between BB as lender, TIM Celular, as borrower, in the principal amount of R$22 million.  On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$26 million.  The agreement, which matured on February 13, 2015, was fully repaid.

•
Credit Agreement, dated as of March 15, 2013, between BB as lender, TIM Celular, as borrower, in the principal amount of R$28 million.  On December 31, 2014, the outstanding amount under this credit agreement, including accrued interest, was R$33 million.  The agreement, which matured on March 13, 2015, was fully repaid.

Funds From Subsidiaries

There are no material restrictions on the ability of our subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

Uses of Funds

Our principal uses of funds during the three year period ended December 31, 2014, were capital expenditures, payment of dividends to our shareholders and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2014, 2013 and 2012 related primarily to:

•	acquiring and developing our fiber optic network;

•	deployment and expansion of the capacity of our third and fourth generation (3G and 4G) network;

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	acquisition of new licenses, primarily for additional bandwidth in the 4G spectrums;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers (comodato).

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2014, 2013 and 2012:

Capital Expenditures Categories

	Year ended December 31,
	2014	2013	2012
	(in millions of reais)
Network	2,975.7	2,767.8	2,457.9
Information technology	698.7	718.9	681.2
Handsets provided to corporate customers (comodato)	105.5	148.4	111.6
Handsets provided to consumer customers (subsidies)	0.0	0.0	0.0
Other	3,069.4	235.6	514.0
Total capital expenditures	6,854.2	3,870.7	3,764.7

In response to PCS quality regulations initiated in March 2012, we submitted to Anatel a PCS improvements action plan, providing for a significant increase in investments for the improvement of service quality from 2012 to 2014 in the total amount of R$9.5 billion.  Most of the capital expenditures we budgeted for 2012 to 2014 relate to the expansion of the capacity and quality of our 3G technology and development of related infrastructure.  The plan was reviewed by Anatel and envisions the investment of almost R$8.2 billion in infrastructure alone.  Over that three year period, we in fact invested R$11.4 billion in infrastructure, R$3.9 billion of which was invested throughout the year ended December 31, 2014.

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2014, 2013 and 2012:

Dividend Distribution

	Year ended December 31,
	2014	2013	2012
	(in millions of reais)
Dividends	367.3	843.3	743.0
Interest on shareholders’ equity	—	—	—
Total distributions	367.3	843.3	743.0

On April 14, 2015 our shareholders approved the distribution of R$367.3 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2014 results. On April 10, 2014 our shareholders approved the distribution of R$843.3 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2013 results.  On April 11, 2013 our shareholders approved the distribution of R$743.0 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2012 results.  On April 11, 2012 our shareholders approved the distribution of R$533.4 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2011 results.

Funding and Treasury Policies

The Company maintains a general policy of continually monitoring its financial position and treasury activities in order to ensure solid fiscal control.  As a result of our (1) strong cash position, (2) comfortable leverage ratio of 0.23 Net Debt to EBITDA (for additional detail, see “—Leverage” below) and an available credit facility from BNDES of R$4 billion that can be disbursed until December 2016, the Company does not foresee any funding needs until 2016. However in accordance with our funding and treasury policy, the Company will continue to monitor new financing opportunities with a particular focus on soft loans, or loans with a below-market interest rate, and long-term facilities.

Leverage

Management tracks the ratio of net debt to EBITDA, which we refer to as the financial leverage index, in order to monitor the sustainability of our debt levels and our ability to take on additional debt.  The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, EBITDA remains constant and all cash and cash equivalents may be used to repay debt.  In addition, we believe that the ability to take on additional debt is a critical factor affecting success, as indebtedness may be required to make investments necessary to grow the Company’s business. We believe that our current financial leverage index of 0.23 reflects low levels of indebtedness and the ability to incur additional debt if needed for investment.  Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to EBITDA because EBITDA in particular may be calculated differently from company to company, leading to financial leverage indices that are not comparable.  Accordingly, any such comparison may be misleading.

The following table sets forth our financial leverage index for the reported periods:

	2014	2013
	(in millions of reais)
Total loans (Notes 21 and 41)	6,310,765	4,544,210
Leasing – Liabilities (Note 19)	329,669	322,670
Leasing – Assets (Note 19)	(195,036)	—
Debt with Anatel (Note 2)	61,860	—
Less: cash and cash equivalents (Notes 6 and 7)	(5,232,992)	(5,287,642)
Net debt	1,274,266	(420,762)
EBITDA	5,538,268	5,206,743
Financial leverage index	0.23	(0.08)

A reconciliation of our net income to EBITDA, as well as a further explanation of the calculation of our financial leverage index, is also presented in Note 42 to our consolidated financial statements.

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

Customer Base and Market Share

In the year ended December 31, 2014, our subscriber base increased 3.1% to 75.7 million clients.  This represented a market share of 26.9%.  A significant concentration of our net additions was in Classes C and D, or the middle and lower-middle socioeconomic classes of Brazil, as defined by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística). Our prepaid business reached 63.2 million users in the year ended December 31, 2014, an increase of 3.4% from the year ended December 31, 2013.  The number of our postpaid users was 12.5 million in the year ended December 31, 2014, a 1.8% increase from the year ended December 31, 2013

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil in terms of number of subscribers and our high quality customer composition.  To do so we intend to utilize new strategies within our customer classification approach, which we believe, will continue to contribute to an increase in our subscriber base and high levels of customer retention.

Change of Mix Between Postpaid and Prepaid Customers

With respect to the composition of our clients, our postpaid customers accounted for 16.5% of our total subscriber base in the year ended December 31, 2014, compared to 16.7% from a year ago, largely due to the smaller growth of our postpaid base in comparison with the prepaid base.

Trends in Sales and Prices of Mobile Units and Service Plans

The volume of unit sales in the same period increased markedly due, in part, to the growth of handset and accessory use as an affordable alternative for Internet access for Classes C and D users and the substitution of fixed-line telephone services for mobile telephone services. As evidence of this trend, mobile Internet devices represented more than half of our total sales in 2014.

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

Average Revenue Per User (ARPU) Per Month

TIM’s ARPU registered R$17.60 in the year ended 2014, a decrease of 5.0% when compared to an ARPU of R$18.6 for the year ended December 31, 2013.  The reduction in ARPU was principally due to the reduction in VU-M rates.

See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

Revenues from value-added services had an important role in offsetting ARPU’s downward trend of the market as a whole.  In 2014 we registered a value-added service revenue growth of 23.6%, which accounted for 28% of total gross service revenue (compared to 22% registered in 2013).  We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly based on the availability of our 3G and 4G offers (such as our mobile broadband solution). As the provision of value-added services has a relatively low marginal cost, we anticipate that value-added services will contribute to the growth of our operating margins.

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

In 2014, despite a competitive landscape, our gross acquisition cost (per additional customer) was R$33.1 for the year ended December 31, 2014, compared to R$35.8 in the year ended December 31, 2013.  The decrease of 7.5% reflects continued efficiency in the acquisition of prepaid and postpaid customers and our differentiated approach regarding handset subsidies and sales commissions.  Our chip-only strategy sharply reduced the expenses related to handset subsidies and the restructuring of our sales commission policy and the adoption of new alternative sales channels decreased commission expenses.

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

The year 2014 continued to be marked by both the government’s programs to encourage digital inclusion and the development of convergent services, recently inaccessible to the majority of the population.

The Brazilian mobile telephony market is the fourth largest in the world and reached a penetration level of 138.0% telephone lines for every 100 inhabitants in 2014, making mobile telephony the most widely used form of communication in Brazilian homes across all social classes.  The prepaid portion of the mobile telecommunications market increased 0.6% in 2014 to 212.9 million accesses, which represents 75.8% of the total market.  The postpaid portion of the industry reached 67.8 million lines in 2014, an increase of 13.9%.  Growth factors for both sectors include increased access to credit and an expansion of the Brazilian middle class.

According to data published by Anatel, the fixed telephony sector showed slight growth of 0.5% in 2014 as compared to 2013, ending the year with 45.1 million lines, representing a penetration level of approximately 22.2 lines for each 100 inhabitants.

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

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates.  Below is a list of minimum rental payments to be made under such off-balance sheet agreements:

2015	591,359
2016	625,066
2017	656,320
2018	689,036
2019	723,592
3,285,373

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2014:

Payments due by Period (in millions of reais)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total borrowings (post hedge)(1)	6,311	1,301	2,246	1,725	1,039
Finance leases(2)	135	2	16	16	101
Total(3)	6,446	1,303	2,262	1,741	1,140

(1)	Considering the balances related to derivative financial instruments as of December 31, 2014.

(2)	The information regarding payments due by period under our finance leases reflects future payments due that are non-cancelable without payment of a related penalty.

(3)
Other than as set forth herein (see, for example, Item 4. Information on the Company—B. Business Overview—Our Business), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our primary financial statements. Interest is not included in long-term debt since it is subject to variable interest.

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan, or the Telebrás Pension Plan, that covered the employees of the Telebrás System who retired before the Breakup as well as those who continued working for the operating companies after the Breakup.  We are contingently liable, jointly and severally, with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000.  In December 1999, we changed to a defined benefit plan (the “PBS Plan”) that covers only those former employees of Telebrás who continued to be employed by us after December 1999.  As of December 31, 2012, funded obligations related to Telebrás and PBS pension plans amounted to R$7,770.  See Note 43 to our consolidated financial statements.

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

In 2014, contributions to pension plans and other post-employment benefits amounted to R$38,301,524.89 million. See Notes 4(p) and 43 to our consolidated financial statements.

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

Our Directors’ duties and responsibilities are determined by Brazilian law, our By-laws (Estatuto Social) and our Disclosure and Corporate Governance Policy (Política de Divulgação/Negociação e Diferenças de Governança Corporativa da NYSE), as determined by CVM Instruction 358. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings whenever called by the chairman, by two directors or by the Chief Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter. The Board of Directors has two special advisory committees: the Compensation Committee (Comitê de Remuneração) and the Control and Risks Committee (Comitê de Controle e Riscos), both composed only of members of the Board of Directors.  The Statutory Audit Committee also reports to the Board of Directors.

Members of our Board of Directors are required to comply with, and have agreed to comply with, our Disclosure and Corporate Governance Policy, our Code of Ethics and certain other Brazilian law regulations including the “Regulamento para Observância dos Atos Anatel nº 68.276, de 31 de outubro de 2007, e nº 3.804, de 07 de julho de 2009,” the “Regulamento para a observância do Acordo de 28 de abril de 2010 celebrado com o Conselho Administrativo de Defesa Econômica (CADE)” and the “Regulamento de Listagem do Novo Mercado da BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros.”

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2017:
Name	Title	Date of Birth	Date Appointed
Franco Bertone	Chairman	April 9, 1952	April 14, 2015
Adhemar Gabriel Bahadian	Director	October 22, 1940	April 14, 2015
Oscar Cicchetti	Director	June 17, 1951	April 14, 2015
Francesca Petralia	Director	August 30, 1953	April 14, 2015
Manoel Horácio Francisco da Silva	Director	July 16, 1945	April 14, 2015
Piergiorgio Peluso	Director	March 25, 1968	April 14, 2015
Rodrigo Modesto de Abreu	Director	April 19, 1969	April 14, 2015
Alberto Emmanuel Carvalho Whitaker	Director	October 10, 1940	April 14, 2015
Mario di Mauro	Director	August 26, 1971	April 14, 2015
Herculano Aníbal Alves	Director	February 27, 1953	April 14, 2015

Messrs. Whitaker, Bahadian and Alves are qualified as independent directors according to Brazilian independence standards.  They are scheduled to be re-elected or replaced at the annual shareholders’ meeting to be held in 2017. Set forth below are brief biographical descriptions of the members of the Board of Directors.

Franco Bertone. Mr. Bertone holds a degree in Electronic Engineering from Universitá degli Studi di Pavia.  He developed his professional career in the information and communications technology industry both in Italy and internationally (Europe, USA, Middle East and South America). After graduation, he joined Sirti S.p.A., or Sirti, a telecommunications engineering firm, where in Italy in 1978, he specialized in data processing and digital transmission, in Sweden and the USA he specialized in computer controlled switching systems from 1979 to 1980, and he gained program management experience in major turn-key telecommunication projects in Saudi Arabia from 1980 to 1985. At Sirti, Mr. Bertone started a software business unit in Italy, where he worked from 1986 to 1991, marketing network management systems and planning tools for the telecommunications industry.  In 1992, he was appointed Managing Director of the UK subsidiary of Sirti, where he developed a design and field services outsourcing business for telecommunications and cable operators in the UK and the USA from 1992 to 1997. In 1997, he joined Telecom Italia to run operations in Bolivia and Argentina. In 2003, he moved to the Telecom Italia Group’s Latin American headquarters in Brazil as Statutory Director of Corporate Affairs from 2003 to 2006. He was Chairman and Chief Executive Officer of Empresa Nacional de Telecomunicaciones S.A., or Entel, from 1997 to 2002 and from 2006 to 2008, and held various titles at Telecom Argentina, including Executive Vice President from 2001 to 2002, Chief Operating Officer in 2008, and Chief Executive Officer from 2009 to 2013.  In between roles at Telecom Argentina, Mr. Bertone held the position of Chairman of Telecom Personal from 2010 to 2013. He also served as board member of privately owned and publicly traded companies in the USA, UK, Netherlands, Germany, Argentina, Brazil and other Latin American markets and is currently Chairman of Telecom Italia International and TIM Brasil (each fully owned subsidiaries of Telecom Italia) and Chief Executive Officer of TIM Brasil.

Adhemar Gabriel Bahadian. Mr. Bahadian was a Brazilian Ambassador in Rome from 2006 to 2009 and a Deputy-Chairman of the trade negotiations related to the Free Trade Area of Americas (FTAA) from 2003 to 2005.  Mr. Bahadian holds a degree in Law from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ) and a master’s degree from Instituto Rio Branco.

Oscar Cicchetti. Mr. Cicchetti began his professional career in 1978, as analyst at software company Datamat S.p.A. He joined what is now Telecom Italia in 1979 (known at that time as Società Idroelettrica Piemontese, or SIP), and from 1979 to 1984, was responsible for Network Operations and then Head of Sales and Field Services in several regional organizations. In 1987, he moved to Telecom Italia’s headquarters in Rome, and from 1987 to 1993, was Head of Organization and Processes in the Personnel Department. In 1993, he was involved in a task force that managed the privatization process of the Italian state owned telecommunications company and its subsequent integration into the Telecom Italia Group. From 1994 to 1997, he was Chief of Staff of the Chief Operational Officer, and then of the Chief Executive Officer of the Telecom Italia Group. From 1997 to 2000, he held several key management positions in the Telecom Italia Group, such as Head of the International Business Unit, Head of Strategy, Head of the Network Division. In 2001, he left the Telecom Italia Group and, as investor and Chief Executive Officer, managed the successful turnaround of Netscalibur Italia S.p.A., an Internet data company sold to Infracom Group in 2006. In 2007, Mr. Cicchetti became Managing Director of the merged company, Infracom Network Application S.p.A.  He rejoined the Telecom Italia Group in January 2008, where he has held a series of top management positions, including Head of Business Strategies & International Development, Head of Domestic

Market Operations, and Head of Technology & Operations. From September to March 2014, he was Chief Executive Officer of the Telecom Argentina Group and Chairman of Telecom Personal. In addition to being a member of the Board of Directors of TIM Participações, he is a member of the Executive Committee of the Association of Italian Digital Companies (Confindustria Digitale). At present, he is also Chairman and Chief Executive Officer of Telecom Italia’s towers company, INWIT S.p.A. - Infrastrutture Wireless Italiane S.p.A.

Francesca Petralia. After graduating in Law, Mrs. Petralia began her career in 1978 as in-house counsel in Fiat Auto S.p.A., Grandi Lavori S.p.A. and Selenia Industrie Elettroniche Associate S.p.A. She joined Telecom Italia in 1990, focusing on  international legal affairs. From 2002 to 2011, she was head of Corporate Finance Legal Affairs within the Legal Department. Subsequently, she acted as Group Compliance Officer until February 2013. She is a member of the Board of Directors of the South American companies TIM Brasil, Sofora Telecomunicaciones and Telecom Argentina, as well as the holding Telecom Italia International in The Netherlands. Mrs. Petralia acts at Telecom Italia as head of International Legal Affairs. Previously, from February 2013 to February 2014, she was head of Corporate and Legal Affairs in South America.

Manoel Horácio Francisco da Silva. Mr. Francisco da Silva holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of São Paulo and also completed the Advanced Management Program in the Harvard Business School.  He was the Chief Executive Officer of Banco Fator from 2002 to 2011 and has been Chairman of the Board of Directors of Banco Fator since August, 2011.  He was Chief Executive Officer of Telemar and also managed the area of paper and cellulose from Cia Vale do Rio Doce. He worked in the Group Ericsson do Brasil for 23 years, where he reached the position of Chief Executive Officer in many companies of the Group. He was also the Chief Executive Officer of Ficap and of Sharp Equipamentos Eletrônicos. He also served as the Superintendent Officer of the Companhia Siderúrgica Nacional, responsible for the restructuring of Companhia Vale do Rio Doce after its privatization. He has held a position in the board of directors of many companies, such as Sadia (currently BRF S.A.), Bahia Sul, Group Ericson, Docenave and Telemar. In 1989, he was appointed as the major financial professional of the year by the Instituto Brasileiro de Executivos de Finanças.

Piergiorgio Peluso. After graduating in Economic and Social Sciences from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994, Mr. Peluso held the position of experienced accountant at Arthur Andersen & Co. From 1994 to 1998, he was Senior Financial Analyst at Mediobanca.  He was Vice President, from 1998 to 2000, of the Financial Institutions Group and, from 2000 to 2001, of the Mergers & Acquisitions Group, with Credit Suisse First Boston.  In 2002, he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009, he was appointed CEO of UniCredit Corporate Banking S.p.A. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012, he was Managing Director of Fondiaria SAI S.p.A. In addition to being a member of the Board of Directors of TIM Participações, Mr. Peluso is also a non-executive member of the Board of Directors of Telecom Italia Media S.p.A., Telecom Argentina and Fondazione Telecom Italia. Since September 26, 2012, Mr. Peluso has been Head of Administration, Finance and Control at Telecom Italia, and since April 18, 2014, he has been the manager responsible for preparing Telecom Italia’s financial statements.

Rodrigo Modesto de Abreu. Mr. Abreu holds a bachelor’s degree in Electrical Engineering from Universidade de Campinas and a Master of Business Administration, or MBA, from Stanford Graduate School of Business.  Mr. Abreu has more than 25 years of experience in the telecommunication and information technology sectors, having worked at various companies and in positions in that field, in Brazil and abroad.  From 1991 to 1998, Mr. Abreu worked at the Brazilian group Promon S.A., or Promon, where he worked on engineering, sales, marketing, corporate strategic planning and business development. After that, in 1999, he became a summer associate at the Palo Alto, California office of McKinsey & Co., focusing on information technology. After returning to Brazil in 2000, Mr. Abreu rejoined the Promon group, where he worked as Chief Executive Officer of Promon IP S.A.  In 2002, he was appointed Chief Executive Officer of Promon Tecnologia Ltda., where he integrated all of the technology-related activities of Promon Telecom, Promon IP and Promon Intelligens into a single company.  From 2004 to 2006, he worked as President of Nortel Networks Brazil.  In 2006, Mr. Abreu joined Cisco Systems, Inc., Latin America, moving to Miami, Florida in 2007 to lead the company’s operations in over 40 countries in the region.  In late 2008, he returned to Cisco do Brasil as Corporate Vice President and President, where he worked until his move to TIM Participações in 2013.

Alberto Emmanuel Carvalho Whitaker.  Mr. Whitaker holds a degree in Law from Faculdades Metropolitanas Unidas – FMU and is a lawyer duly admitted to the Brazilian Bar Association, São Paulo Section (OAB/SP). He is also a business administrator duly registered at the Regional Administration Council of São Paulo (CRA/SP) .  He attended several extension courses focused on Corporate Governance at the following institutions: Instituto Brasileiro de Governança Corporativa (IBGC), the University of Chicago, the International Institute for Management Development (IMD, Lausanne), the National Association of Corporate Directors - Washington, and the Global Corporate Governance Forum - IFC-Washington. He has been a member of the Advisory Board of COPPEAD-RJ, Brazil, since September 2010 and a member of the Audit Boards of Fundação TUPY and Lojas Marisa, the first since April 2010 and the second since March 2009.  Mr. Whitaker has also been a Member of the Board of Directors of CRA-SP, Brazil (class entity) since October 2008 and a member of the Board of Directors of Instituto Brasileiro de Governança Corporativa (IBGC) since March 2008. From 2006 to date, he has been on the Board of Directors of the Museu de Arte de São Paulo (MASP) and as an adviser of Fundação Bienal de São Paulo. At TIM Participações, Mr. Whitaker has been a member of the Fiscal Council/Audit Committee, from April 11, 2008 to December 12, 2013; chairman of the Fiscal Council/Audit Committee from October 28, 2010 to December 12, 2013; a member  and coordinator of the Statutory Audit Committee from December 12, 2013 to date; a member of the Board of Directors from May 8, 2014 to date; and a member of Control and Risks Committee from May 8, 2014 to date.

Mario di Mauro. Mr. Di Mauro holds a bachelor’s degree in Economics and an MBA from the University G. D’Annunzio in Chieti, Italy). He has been the head of Strategy & Innovation (covering IT Strategic Planning, Group Strategy, and IT Business Positioning) at Telecom Italia since February 2014 in Rome, Italy. Prior to that, Mr. Di Mauro occupied several positions at Telecom Italia, namely: head of Strategic Projects from 2013 to 2014; head of Business Valuation – Mergers & Acquisitions from 2010 to 2013;  head of International Planning & Control from 2008 to 2010; and head of Business Positioning & Competitive Analysis from 2006 to 2008. From 2001 to 2005, Mr. Di Mauro was head of the Planning & Control & Investment Projects at Telecom Italia. From 2000 to 2001, he was responsible for Controlling Activities and from 1998 to 2001 he was a Senior Analyst Controlling Activities, both positions within the International Affairs division of Telecom Italia Mobile S.p.A., which has since merged with Telecom Italia. From 1995 to 1998, Mr. Di Mauro was a consultant and an Assistant Professor in Chieti, Italy.

Herculano Aníbal Alves. Mr. Alves received a degree in Economics from Pontifícia Universidade Católica de São Paulo, PUC-SP in 1980, a specialism in Financial Administration from Fundação Getúlio Vargas in 1983 and a master's degree in Finance and Investments from Fundação Getúlio Vargas in 1989. Since May 2014, Mr. Alves has been an Equities Consultant at BRAM – Bradesco Asset Management S.A. DTVM, or BRAM.  He was Director of Equities of BRAM US from September 2011 to March 2015, Head of Equities at BRAM – Bradesco Asset Management Ltda. from July 2001 to April 2014, and Senior Manager of Equities at Bradesco Templeton Asset Management Ltda. from June 1998 to June 2001.  Previously, he also held the position of Director of Equities at at the banking company ABN AMRO from February 1995 to June 1998 and he served as an equity portfolio manager, investment analysis manager and analyst at Unibanco from June 1985 to January 1995. From January 1983 to June 1985, he worked at Banco Bozano Simonsen in the credit area, and from March 1971 to  September 1982 at the bus company Vila Carrão Ltda. in the administrative and financial area. Mr. Alves has been a member of the Investment Committee and of the Assets Allocation Committee of BRAM since 2001 and is also member of the Monthly Committee of BRAM with the vice-presidents of Banco Bradesco. He has been member of the Board of Directors of the Association of Capital Markets Investors (Associação dos Investidores do Mercado de Capitais) since 2011, Vice-President of the Private Equity Fund Commission of Anbima since 2012, and he was technical director and adviser of the Brazilian Association of Capital Markets (Associação Brasileira de Mercado de Capitais), or ABAMEC / SP, from 1982 to 1992. In addition, he served has served as advisor to various private equity investment funds and since 2012 he has been an alternate member of the Board of Directors of the fund 2BCapital.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

Pursuant to our By-laws, our Board of Executive Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least two and no more than nine members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investors Relations Officer, (4) Purchasing & Supply Chain Officer, (5) Chief Operations Officer, (6) Chief Marketing Officer, (7) Regulatory and Institutional Affairs Officer, (8) Legal Officer; and (9) Chief Technology Officer.  Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.  There is currently a vacancy for the position of our Chief Operations Officer.

The following are the current members of the Board of Executive Officers and their respective titles, whose terms of office will remain valid until the first Board of Directors’ Meeting to be held after the 2016 annual shareholders’ meeting :

Name	Title	Date of Birth	Date Appointed
Rodrigo Modesto de Abreu	Chief Executive Officer	April 19, 1969	April 14, 2014
Guglielmo Noya	Chief Financial Officer	April 27,1962	January 15, 2015
Rogério Tostes Lima	Investors Relations Officer	February 13, 1971	April 14, 2014
Daniel Junqueira Pinto Hermeto	Purchasing & Supply Chain Officer	April 27, 1971	April 14, 2014
Roger Sole Rafols	Chief Marketing Officer	April 10, 1974	April 14, 2014
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	April 14, 2014
Jaques Horn	Legal Officer	March 15, 1964	April 14, 2014
Leonardo de Carvalho Capdeville	Chief Technology Officer	September 4, 1969	February 12, 2015

Brief biographical descriptions of our executive officers are set forth below.

Rodrigo Modesto de Abreu. See “—Board of Directors.”

Guglielmo Noya.  Mr. Noya is an Italian citizen and holds degrees from Istituto M. Massimo - Roma and from Università degli Studi di Roma ‘La Sapienza’ in mechanical engineering.  He also holds a master’s degree from ISDA - Istituto Superiore Direzione Aziendale.  Currently, he is Chief Financial Officer of the Company.  Mr. Noya has over fifteen years of experience in telecommunications industry in Europe and Latin America.  Prior to becoming  the Chief Financial Officer of the Company, from 2010 until 2014, he was the head of M&A at Telecom Italia.  From 2008 until 2010, he was the Chief Operating Officer at the Company.  Mr. Noya was the General Director of Telecom Personal – Argentina from 2005 until 2008.  Prior to that, from 1997 until 2002, he worked at Telecom Italia, first as a Director of International Business Development for the Americas and later as a Director of the Brazil region.

Rogério Tostes Lima.  Mr. Lima holds a degree in Business Administration and received an Executive MBA from Ohio University and also from Fundação Getulio Vargas (FGV). He has been Investors Relations Director of the Company since 2008.  Mr. Lima has followed telecommunication scenario in Brazil since Telebras privatization process in 1998, when he joined a team responsible to evaluate/split Telebras system and prepare it for the privatization process. After that, he worked in a management team responsible to manage BCP/BSE operations in São Paulo and Northeast for Banco Safra, where he worked as sell-side analyst.  More recently, he was sell-side analyst for Banco Santander for three years.

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

Roger Sole Rafols.  Mr. Rafols is a Spanish citizen. He holds a bachelor’s degree in Business and an MBA from Escuela Superior de Administración y Dirección de Empresas – ESADE concluded in 1997 and attended the MBA Exchange Program in University of California in 1996. He also attended Post Graduation Program in Management of Audiovisual Companies in Universitat Pompeu Fabra, Instituto Desarrolo Continuo (IDEC) – Barcelona in 2000 and Advanced Management Program in IESE Business School, Universidad de Navarra in 2006.  From 1996 to 2001 Mr. Rafols worked for Dimondcluster (the former Cluster Consulting and current Oliver Wyman) as consultant of strategy, marketing and technology in telecommunications and Internet fields.  From 2001 to 2008 he worked for Vivo Participações S/A holding the position of Head of the Department of Business Data and Value-Added Services, between July, 2002 and March, 2006, and Head of the Department of High Value Marketing, between April, 2006 and May, 2008.  In 2008, Mr. Rafols jointed TIM holding the position of Senior Manager Executive from January, 2009 to April, 2009, Leader of the Marketing’s Department of Consumer Offering, from May, 2009 to October, 2009, Head of the Department of Marketing Consumer, from November, 2009 to August, 2011 and, currently, Chief Marketing Officer.

Mario Girasole.  Mr. Girasole is an Italian citizen with Laurea Magistralis in Economics from University LUISS (Rome). He also has an L.L.M. in International Business Law (London), post graduate in Competition Policy, in International Commerce and Modern Economic History, and executive education at London Business School (Finance) and Harvard (School of Government). He joined TIM in 1997, for the regulatory and pricing area, in Rome.  Previously, he was responsible for economic analysis in antitrust in law firms.  From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe).  In 2004, he became Chief of Public and Economics Affairs at Telecom Italia America Latina. During this period, he worked also as Director of Entel Bolivia and Alternate Director of TIM Participações.  Mr. Girasole has been the Regulatory and Institutional Affairs Officer of Company since January 2009. He is also member of the board of directors and the Board of Officers of national and international entities, including Febratel, Accel/Telebrasil, GSM Latin America, Department of Infrastructure and the House of FIESP Italo-Brazilian Trade.

Jaques Horn.  Mr. Horn graduated in law (LLB) from Candido Mendes University, and earned specializations at Harvard and the Academy of International and American Law. He has been Legal Officer of TIM since July 2010. He worked at Tetra Pak from 2007 to 2010, also as Legal Director, where he was responsible for Central and South America and the Caribbean regions. He also worked at Shell, as Corporate Manager at the holding company and Legal Director at the subsidiary companies.  Mr. Horn worked as Legal Counsel at Companhia Atlantic Petroleo (ARCO Petroleum Co.) from 1992 to 1994, as a lawyer at Franco, Bhering, Barbosa & Novaes Law Firm for one year, and Tax Senior Consultant at Arthur Andersen for four years.

Leonardo de Carvalho Capdeville.  Mr. Capdeville holds a degree from Instituto Nacional de Telecomunicações – INATEL in Electronic Engineering, specializing in Telecommunications.  He also holds an MBA from Fundação Getúlio Vargas in Rio de Janeiro, Brazil. Mr. Capdeville also attended the International Program of Management Development at IEDE - Institute for Executive Development in Madrid, Spain. Currently, he is Chief Technology Officer of the Company, elected on February 12, 2015. Prior to that, Mr. Capdeville was responsible for the Network, IT and Wholesale departments at the Company. From 1998 to 2014, Mr. Capdeville was a Network Director at Telefônica Brasil (under the brand name Vivo). Mr. Capdeville also worked at Promon Eletrônica Ltda, or Promon, from 1991 to 1995 and then from 1996 to 1998.  While at Promon, he held the position of engineer responsible for implementing the mobile telephony in the State of Espírito Santo, Brazil, and performed other activities related to network projects.  From February 1995 to October 1996, Mr. Capdeville worked at Gerenciamento e Assessoria de Serviços S/C Ltda., as coordinator of the implementation of the team and of the data communication area.

There are no family relationships among any of our directors and executive officers, nor any arrangement or understanding with major shareholders, customers or suppliers pursuant to which any director or executive officer was selected.

Statutory Audit Committee

The current composition of the Statutory Audit Committee consists of three members.

The following are the current members of our Statutory Audit Committee:

Name	Date of Birth	Date Appointed
Alberto Emmanuel Carvalho Whitaker	October 10, 1940	April 14, 2015
Adhemar Gabriel Bahadian	October 22, 1940	April 14, 2015
Herculano Aníbal Alves(*)	February 27, 1953	April 14, 2015

(*)	Audit committee financial expert.

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

The following are the current members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2016:

Name	Date of Birth	Date Appointed
Oswaldo Orsolin	May 30, 1943	April 14, 2015
Josino de Almeida Fonseca	February 12, 1940	April 14, 2015
Guido Vinci	October 15, 1967	April 14, 2015

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

Other Committees

We have other non-statutory committees including a Compensation Committee and a Control and Risks Committee.

Compensation Committee

The Compensation Committee was established by the Board of Directors on September 30, 2008 to: (1) prepare proposals for our Board of Directors regarding allotment of the overall annual remuneration approved by general shareholders’ meeting; (2) provide our Board of Directors with proposals concerning the remuneration of our executive officers; (3) evaluate the compensation criteria of Company’s executive officers; and (4) monitor the performance of the decisions taken by management and the Company’s policies relating to senior executive compensation.

The members of our Compensation Committee are appointed and dismissed by our Board of Directors.  The Compensation Committee consists of three members, all of whom are effective members of our Board of Directors.

The following are the current members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Manoel Horácio Francisco da Silva	July 16, 1945	April 14, 2015
Oscar Cicchetti	June 17, 1951	April 14, 2015
Francesca Petralia	August 30, 1953	April 14, 2015

Control and Risks Committee

The Control and Risks Committee was established by the Board of Directors on June 18, 2013, and tasked with the following responsibilities: (a) recommending internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Executive Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Directors; (b) monitoring the Company’s compliance with our corporate governance policy and periodically updating the same; (c) without prejudice to the competence of the Board of Directors, recommending procedures for better supervision of the management of the Directors; (d) acknowledging the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company's By-laws; (e) approving the compliance department’s work plan and monitoring compliance with the same; (f) reviewing and evaluating periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, requesting that the internal audit department review specific operational areas or that the compliance department develop new procedures; (g) supervising and monitoring issues related to the social responsibility of the Company, and monitoring the Company’s compliance with the principles established in our Code of Ethics; and (h) analyzing any other matters related to the internal control of the Company as are delegated by the Board of Directors.

The following are the current members of the Control and Risks committee:

Name	Date of Birth	Date Appointed
Franco Bertone	April 09, 1952	April 14, 2015
Francesca Petralia	August 30, 1953	April 14, 2015
Alberto Emmanuel Carvalho Whitaker	October 10, 1940	April 14, 2015
Piergiorgio Peluso	March 25, 1968	April 14, 2015
Adhemar Gabriel Bahadian	October 22, 1940	April 14, 2015

Legal Investigation

With regard to the criminal proceedings for the offence of “preventing the public supervisory authorities from performing their functions” against a former Executive Director (Mr. Riccardo Ruggiero) and two former managers related, in the charge, to the communication to the Italian telecoms regulator AGCOM of a customer base deemed to have been altered both by false extensions of 5,130,000 SIM cards topped up with 0.01 euros, and by activating 1,042,447 SIM cards deemed irregular and not topped up in the twelve months after activation, in November 2013 the Preliminary Hearing Judge at the Court of Rome dismissed the case following the transfer of the case from the Court of Milan to the Court of Rome due to lack of jurisdiction. The Rome Public Prosecutor therefore proposed an appeal to the Court of Cassation, which declared this inadmissible in May 2014.

B.	Compensation

In a meeting held on April 14, 2015, we approved the aggregate amount of approximately R$19.9 million as compensation to our statutory officers and approximately R$2.3 million as compensation to our directors during 2015. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentives and participation in long term incentive plans.

Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2014. The aggregate compensation to our statutory officers in the year ended December 31, 2014, including fixed remuneration, benefits, bonuses, short-term incentive and long term incentive plans, was approximately R$14.7 million.

Our statutory officers and other managers of the company are eligible to receive a short-term incentive (Management by Objectives, or MBO) bonuses. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible statutory officers and other managers may receive an amount calculated based on the organizational roles and certain pre-established performance targets.

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

For the year ended on December 31, 2014, each member of our Board of Directors received R$181,685 and each member of our Fiscal Council received annual compensation of R$142,745, paid pro rata according to each member’s time of service on such body.

C.	Board practices

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees—B. Compensation.”

D.	Our Employees

On December 31, 2014, we had 12,860  full-time employees.  We do not employ a significant number of temporary employees.  The following tables show a breakdown of our employees as of December 31, 2014, 2013 and 2012.

	As of December 31,
	2014	2013	2012
Network	1,972	1,436	1,240
Sales and marketing	4,095	3,961	3,740
Information technology	512	516	503
Customer care	5,233	5,134	4,737
Support and other	1,048	1,120	1,430
Total number of employees	12,860	12,167	11,650

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

As of December 31, 2014, our directors and executive officers, owned, in the aggregate, 11,383 common shares, which represented 0.00047% of our common shares outstanding.  Accordingly, each of our directors or executive officers beneficially owns less than one percent of outstanding common shares.

Some key officers are also eligible to participate in a long term incentive plan (stock option plans) for which compensation is based on performance targets for our share price, as further described in “—B. Compensation” and “—D.Our Employees—Stock Options.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following tables set forth information relating to the ownership of common shares by TIM Brasil and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,611,969,946	67%
All our officers and directors as a group*	11,383	0.00047%
Total	2,421,032,479	100%

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

TIM Brasil is a wholly owned Brazilian subsidiary of Telecom Italia International, which in turn is a wholly owned Dutch subsidiary of Telecom Italia.

See “Item 4. Information on the Company—C. Organizational Structure.”  Telecom Italia is a corporation organized under the laws of the Republic of Italy.

Telecom Italia and its subsidiaries, or the Telecom Italia Group, operate mainly in Europe, the Mediterranean Basin and South America.  The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector.  Telecom Italia is one of three mobile operators authorized to provide services using GSM 900 technology in Italy and one of three operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS authorization and providing 3G telephony services in Italy and it is one of the three operators that acquired a 800MHz spectrum in 2011 to provide 4G services in Italy.

On December 31, 2014 the Telecom Italia Group had approximately 12.5 million physical retail accesses (consumer and business) in Italy, a decrease of 0.7 million compared to December 31, 2013. The wholesale customer portfolio in Italy was approximately 7.2 million accesses for telephone services at December 31, 2014, stable compared to December 31, 2013. The broadband portfolio in Italy reached 8.8 million accesses at December 31, 2014 (consisting of approximately 6.9 million retail accesses and approximately 1.9 million wholesale accesses), largely stable compared to December 31, 2013 (8.7 million accesses). In addition, the Telecom Italia Group had approximately 30.4 million mobile telephone lines in Italy at December 31, 2014, , a decrease of approximately 0.8 million compared to December 31, 2013.

As of December 31, 2014, there were 401,281,143 common shares represented by ADSs.  As of such date, the number of common shares represented by ADSs represented 16.6% of our total capital.

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.	Related Party Transactions

As of December 31, 2014, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans.  We had  receivables and payables in amounts of R$19.6 million and R$94.4 million, respectively on December 31, 2014 with companies of the Telecom Italia Group.  See Note 40 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are the guarantor of a promissory note issued by TIM Celular, as successor to TIM Nordeste in the amount of R$12 million as of December 31, 2014.  This promissory note was issued pursuant to a guarantee agreement between Banco Votorantim S.A. and TIM Celular, in which Banco Votorantim S.A. issued a letter of guarantee for the Credit Agreement between TIM Celular, as borrower, and Banco do Nordeste do Brasil S.A., as lender, in the principal amount of R$67 million.

We are guarantor for TIM Celular’s Finance Contract with European Investment Bank in the principal amount of €36.7 million as of December 31, 2014.  European Investment Bank has also bank guarantees from SACE SpA, Banco Itaú BBA and KfW IPEX in the principal amount of €115.0 million €200.0 million and €52.5 million, respectively.

We are guarantor in favor of BNDES, in the amount of R$3,915 million as of December 31, 2014, under the Credit Agreements of TIM Celular and Intelig.

We are guarantor in favor of KfW IPEX, in the amount of U.S.$100 million as of December 31, 2014, under the Loan Agreement of TIM Celular..

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM Participações and our Subsidiaries

At the shareholders’ meeting held on April 14, 2015, our shareholders approved an extension of the Cooperation and Support Agreement, originally signed in May 3, 2007 with Telecom Italia, for an additional 12 month period until April 30, 2016. The purpose of this agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets.  The cooperation and support activities to be performed by the parties will be focused in adding value to our operations through:

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

The extended term of the agreement provides for a total price cap of €11.751 million.  The price cap represents the maximum consideration to be paid by TIM Participações operating companies for all the services and support rendered by Telecom Italia during 2015 and 2016 under the agreement.

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

Anatel has brought administrative proceedings against the TIM Group for (1) noncompliance with certain quality service indicators; and (2) default of certain other obligations assumed under the our authorizations and (3) noncompliance with certain pertinent regulations (Resolution nº.477).  In its defense before Anatel, the TIM Group attributed the lack of compliance to facts beyond its control and not related to its activities and actions.  We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

Consumer Lawsuits

As of December 31, 2014, our subsidiaries are party to 14,196 consumer lawsuits where the risk of loss is regarded as being probable, amounting to R$70,091.  These lawsuits relate to questions regarding alleged improper debt collection, contract cancellation, service, quality, deficiencies and failures in equipment delivery, unjustified inclusion in credit report services and improper billing.

As of December 31, 2014, our subsidiaries are party to 84,617 consumer lawsuits where the risk of loss is regarded as being possible, amounting to R$839,338.  These lawsuits relate to questions regarding the relationship between TIM Group companies as service providers and our customers.

Class Actions

Our subsidiaries are subject to a number of class action claims where the risk of loss is regarded as probable. These claims are summarized as follows:

•	A lawsuit against TIM Celular in the State of Rio de Janeiro challenging our policy of charging a retention fee in case of robbery of the clients’ mobile device;

•
A lawsuit against TIM Celular in the State of Minas Gerais challenging our policy of charging a retention fee when a client intends to terminate the contract before the period specified in the contract (when the client received a benefit, for example a discount on the purchase of a mobile device);

•
A lawsuit against TIM Celular in the State of Minas Gerais in order to investigate if the Company properly bills telephone pulses, which are the unit of measurement consisting of 4 minutes of voice traffic used to charge voice calls;

•	A lawsuit against TIM Celular in the State of Rio Grande do Norte in order to investigate our advertisements;

•	A lawsuit against TIM Celular in the State of Pernambuco regarding to the placement of warranty language;

•	A lawsuit against TIM Celular in the State of Rio Grande do Norte concerning collection on certain value-added services from prepaid customers;

•	A lawsuit against TIM Celular in the State of Ceará questioning damages due to contracts being rescinded by customers;

•	A lawsuit against TIM Celular in the State of São Paulo questioning customer service quality;

•	A lawsuit against TIM Celular in the State of São Paulo related to network quality in the Municipality of Cordeirópolis;

•	A lawsuit against TIM Celular in the State of Paraíba, in order to investigate our advertisements;

•	A lawsuit against TIM Celular in the State of Pará, related to network quality in the Municipality of Paragominas;

•	A lawsuit against TIM Celular in the State of Rio Grande do Norte related to network quality in the Municipality of Upanema; and

•	A lawsuit against Intelig in the State of Pernambuco related to noncompliance with Anatel Resolution No. 85, article 61.

Our subsidiaries are subject to a number of class action claims where the risk of loss is regarded as possible. These claims are summarized as follows:

•	A public civil action filed against Intelig by the State of Rio de Janeiro involving advertising in the company building;

•	The public civil actions filed against Intelig involving pricing in areas considered border, filed by prosecutors in the states of Paraná, Rio de Janeiro and Federal District;

•	The class actions filed against Intelig involving collection outside the regulatory deadline set by Anatel in Cascavel, Uberlândia, Fortaleza and Sao Paulo; and

•	A public civil action filed against Intelig by the Public Prosecutor of the Minas Gerais state questioning alleged improper billing of users.

The following lawsuit was disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014 but is no longer disclosed because a judgment was handed down as follows:

•
The class action lawsuit against Intelig in the State of Santa Catarina related to noncompliance with Anatel Resolution No. 85, article 61. A judgment was handed down in the case, pursuant to which the Company has been required to comply with Anatel Resolution No. 85, article 61.

Other Actions and Proceedings

Our subsidiaries are subject to a number of civil claims where the risk of loss is regarded as probable. These claims are summarized as follows:

•
A legal action for collection was filed against TIM Celular by Mattos & Calumby Lisboa Advogados Associados. The plaintiff asserted that it is owed money as a result of a contract for the provision of legal services that was entered into with TIM Celular. The court ruled that TIM Celular should pay R$3,808, thousand (updated plus interest and penalties since January 2003) to Mattos & Calumby. The court’s judgment is currently being enforced.

•
A lawsuit filed by Botafogo Comércio e Importação Ltda. against TIM Celular, in 2002, by a former commercial partner, who argues that TIM Celular did not perform the contract and practiced unfair competition which ended up putting them out of business. A settlement procedure commenced and was adjudicated, whereby TIM Celular was required to pay consequential damages lost profits and moral damages. The calculations of such damages as presented by TIM Celular, prepared by a retained expert witness, total approximately R$6,307 thousand, however this value is still pending final determination. In the meantime, TIM Celular filed an action to reverse the judgment, in which the judge granted an injunction until a final decision is issued. Currently, TIM is waiting for a Public Prosecution Officer’s opinion in the action.

•
In 2009, the São Paulo based retail group TVM, a commercial partner of TIM Celular in São Paulo, filed a lawsuit to terminate its existing agreement with TIM Brazil, though the parties ultimately settled.  In its settlement, TVM agreed to transfer 15 of its stores to TIM Celular (or an entity indicated by TIM Celular).  These stores ended up being transferred to DM5 Comércio e Representação Ltda., or DM5. However, DM5 has not paid the transfer fees to TVM, and TVM subsequently filed a collection lawsuit TIM Celular and DM5. TIM Celular and DM5 were jointly and severally ordered by the Court of Appeals to pay an amount of R$4,019 (plus interests and penalties). TIM Celular has filed an appeal of the appellate decision to the Federal Superior Court, which is currently pending judgment.

•
The Association of Magistrates of  Paraná, or AMAPAR, filed a lawsuit against TIM Celular to annul three contracts signed between the parties. AMAPAR alleged that TIM Celular has not complied with the contracts’ conditions. TIM Celular was held liable by the lower court. TIM filed an appeal of the judgment, which was partially granted. The plaintiffs are currently enforcing the judgment in the an amount of R$3,925 (interests and penalties included).

In addition, the Company and its subsidiaries are subject to a number of claims for which the risk of loss is regarded as possible. These claims are summarized as follows:

•
Integração Consultoria e Serviços Telemáticos Ltda., or ICST, a prepaid calling plan recharge distributor, brought a lawsuit against TIM Celular, for the sum of R$4 million.  The trial judge has not yet rendered a decision in the first instance.

•
SECIT Brasil Ltda.,  has brought an action for damages in the amount of R$9,758 thousand against TIM Celular, alleging that TIM Celular, was in breach of contract. SECIT had been hired by TIM Celular to undertake infrastructure work for the installation of  base transceiver stations in Area 4 in Minas Gerais. The trial judge has not yet handed down a decision.

•
TIM Celular has filed a collection action against DM Link Representação Comercial Ltda., Davi Marcelino Vieira, Marcos Marcelino Vieira and Mônica Odria Vieira seeking R$3,511 thousand plus interest and inflationary adjustment, as well as against DM5 seeking R$5,004 thousand plus interest and inflationary adjustment. The trial judge has not yet handed down a decision.

•
TIM Celular is defendant in a lawsuit filed by CONSERTREL Cadastros, Serviços e Representações Ltda.,  in which the plaintiff claims the amount of R$3,203 thousand. CONSERTREL was involved in a partnership with TIM Celular and argues that the termination of the contract was “unfair, causeless and irregular”, as the plaintiff did not breach any clause of the agreement. The trial judge has not yet rendered the first instance decision.

•
In December 2010, TIM Celular filed an action against Anatel in Federal Court requesting interlocutory relief for the purpose of annulment of a PADO assessed by Anatel preventing the company from participating in the public bid for the “H” Band.  Interlocutory relief was granted by the judge, which enabled TIM Celular to participate in the bidding process following a court deposit of R$3,595 thousand. The court ruled the charge be suspended until a decision is reached. In April 2012, the lower court ruled in favor of TIM Celular on some of its claims, upholding the PADO but releasing TIM Celular from the payment of interest before the end of the administrative proceeding. Both TIM Celular and Anatel have filed appeals to the Federal Appellate Court of the First Circuit, which are currently pending judgment.

•
TIM Celular has filed an action against Anatel for annulment of a PADO, in which TIM challenges the collection of 2% on revenues from interconnection to renew the rights of use of some RF of mobile personal service. The amount in controversy is R$11,519 thousand. Our claim to suspend the enforceability of debt was granted. The Federal Court trial judge has not yet rendered a decision.

•
The PROCON of São Paulo, has fined TIM Celular on nine notices of infraction. The fines fluctuate between R$3,192 thousand to R$7,133 thousand. In all cases, TIM Celular has filed administrative defenses, but some fines were upheld. Accordingly, in those cases in which a final decision was handed down, TIM Celular has filed lawsuits to appeal the notices of infraction. With respect to the notice of infraction related to alleged noncompliance with State Act No. 13,220/08, related to the “do not disturb” register, the judge has granted an injunction to suspend the effects of the administrative decision based upon submission of a letter of guarantee. The trial judges have not yet rendered decisions regarding the other cases.

•
PROCON Londrina/PR has fined TIM Celular on twelve notices of infraction. In each notice of infraction, TIM was fined in amount of R$7,133 thousand. We have filed an administrative appeal against PROCON Londrina/PR in all such cases, which are pending judgment.

•
TIM Celular, Intelig and other telecommunications companies filed a lawsuit against Anatel, for the pro rata restatement of the prices set forth in the public notice regarding use of 4G frequencies. Anatel applied inflation adjusted for a period of time shorter than one year. The amount in controversy is R$24,586 thousand. A preliminary order in an interlocutory appeal was granted to authorize plaintiffs to present a bank guarantee, related to the controversial amount. The trial judge has not yet rendered a decision.

•
TIM Celular has filed an action to annul an administrative fine assessed by PROCON Goiás for alleged insufficient network coverage in Goiânia. The amount in controversy is R$5,058 thousand. Our claim to suspend the enforceability of debt was granted, however the trial judge has not yet rendered a decision.

•
TIM has filed an administrative appeal against a fine levied against it by the Public Prosecutor’s Office of Minas Gerais State in the amount of R$8,721 thousand, pursuant to an administrative proceeding established to investigate alleged lack in the services in Minas Gerais State. No decision has yet been rendered.

•
TIM Celular has filed an action for annulment against Anatel, in which TIM challenges the collection of 2% on revenues from interconnection. The amount in controversy is R$34,181 thousand. The trial judge has not yet rendered a decision.

•
TIM Celular has filed an action to annul a PADO applied by Anatel, in which TIM challenges the collection of 2% on revenues from interconnection and value-added services to renew the rights of use of some RF of mobile personal service. The amount in controversy is R$20,877 thousand. Our claims were not granted. TIM filed an appeal to the Federal Appellate Court of the First Circuit, which is currently pending judgment.

•
TIM Celular has filed an action to annul a PADO applied by Anatel because we allegedly failed to comply with quality goals during the period between October 2007 until December 2008.  The fine in controversy amounts to R$13,310 thousand. The trial judge has not yet rendered a decision.

•
TIM is a defendant in a lawsuit, filed by an individual, in Jales, state of São Paulo, for moral damages challenging the sufficiency of services provided by TIM.  A judgment was entered TIM was convicted to pay an amount of R$6 thousand to the plaintiff and R$5,000 thousand two hospitals (social damages). TIM filed an appeal which is currently pending judgment.

•
TIM Celular has filed an action for annulment, in order to nullify a notice of infraction issued by PROCON of Federal District. The amount in controversy is R$3,688 thousand.  A preliminary order in an interlocutory appeal was granted to authorize plaintiffs to present a bank guarantee, related to the controversial amount. The trial judge has not yet rendered a decision.

•
TIM was fined by the Public Prosecution Office of Minas Gerais State in the amount of R$5.160 thousand, in an administrative proceeding established to investigate alleged undue collect of data traffic allowance. TIM filed an administrative appeal and no decision was rendered.

The following claim against Intelig has been assessed as having a possible risk of loss:

•
Orolix Desenvolvimento de Software Ltda. has filed suit against Intelig at the Thirty-Sixth Lower Court of the Judicial District of Rio de Janeiro. The plaintiff is claiming R$5,433 thousand in damages based on breach of contract. Intelig has filed its defense. The case is currently in the expert examination phase and the trial judge has not yet rendered a decision.

•
Intelig was involved in a lawsuit filed by a Editora JB/Gazeta Mercantil’s creditor, once the judge understood that Intelig belongs to the same Economic Group. For that reason, the judge ordered a banking block on Intelig’s bank accounting in the amount of R$3.942 thousand. Intelig  filed an interlocutory appeal, that was not granted. Intelig filed an appeal to the Federal Superior Court, which is currently pending judgment.

The following three lawsuits were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014. The reason for non-disclosure of each is as follows:

•
The lawsuit brought against TIM Celular as a defendant by GVT, seeking to avoid the contractual clause which provides for the VU-M amount used by the defendants in their interconnection agreements, which the plaintiff alleges to be illegal and abusive. This case has been closed, based upon CADE’s finding, after more than a year of analysis, of insufficient evidence of illegal or abusive practices.

•
The claim filed by GVT before the Secretariat of Economic Law, or SDE, against the Company and other mobile telephone operators, on the grounds of an alleged infringement of economic principles. The claim is no longer disclosed because the value in controversy no longer meets the Company’s internal criteria for materiality.

•
The claim for termination of contract brought by MCS, part of the Piolli Group, against TIM in the amount of R$8,120 thousand. The case has been reclassified by external lawyers as having a remote risk of loss.

Labor Claims

A significant percentage of our labor claims relate to either claims filed by former employees of service providers who, in accordance with Brazilian labor legislation, have filed claims against us on the grounds that we are responsible for labor-related obligations not satisfied by the service provide companies, or our organizational restructuring processes, in particular the closure of our customer service call centers in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of approximately 800 employees, including in-house staff and outsourced personnel.

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

Tax Claims

Federal Taxes

The main federal tax claims assessed against the Company are related to the following subjects:

•
Goodwill amortization as a result of the acquisition of telecommunication companies, allegedly improper deduction of expenses related to goodwill amortization, exclusion of goodwill reversal, allegedly improper offsetting and deductions, allegedly inadequate application of the SUDENE tax benefit in advance of its formalization by the Department of Federal Revenue of Brazil (Secretaria da Receita Federal do Brasil), or Brazilian Federal Revenue Service, and failure to collect income tax and social contribution on net income estimates. The amount in dispute is R$1,687,592.

•	Offset methodology regarding tax losses and tax negative bases. The amount in dispute is R$85,478.

•	Social contribution on net income on amounts related to swap operations. The amount in dispute is R$35,662.

•
Alleged failure to collect withholding tax on earnings of overseas residents’ remittances, including those concerning international roaming, as well as failure to collect CIDE royalties (whenever the Company makes a payment abroad regarding services rendered in Brazil, it is obligated to pay CIDE royalties). The amount in dispute is R$236,962. Part of this original amount, R$2,774, is already classified as probable loss risk, which totals R$3,231 to-date, as adjusted with interest and inflation. Regarding Intelig, the amount involved is R$39,957.

•
Alleged failure to collect corporate income tax, PIS/COFINS and social contribution on net income.  These claims were assessed against the company based upon (i) the analysis of the Brazilian Federal Revenue Service over the compensations using credits from withholding on financial investments, (ii) the offset of IRPJ negative balance against CSLL and COFINS, and (iii) the effects of the partial confirmation of credit request under Law No. 9,718/98. The amount in dispute is R$268,995.

With respect to the items above, the Company is proceeding with challenges at both administrative and judicial levels. The total amount in dispute is R$2,314,689 with respect to TIM Celular and R$39,957 with respect to Intelig. However, only R$3,231 of that total amount is classified as a probable risk of loss for TIM Celular.

State Taxes

The main state tax claims assessed against the Company are related to the alleged lack or insufficiency of ICMS collection, credit misappropriation and noncompliance with its accessory obligations. Specific assessments include:

•
ICMS collection on telecommunication services provided, as well as on handsets sales and credits in “pre-paid” services.  Challenges are in process in Santa Catarina, Paraná and Paraíba states. The total amount in dispute is R$86,325. Part of this original amount, R$11,711, is already classified as a probable risk of loss, which total is R$15,485 to-date, as adjusted with interest and inflation.

•
ICMS credit entries and debt reversals, identification and documentary support of amounts and information in clients’ bills, such as the tax rate and credits applied.  Challenges are in process Bahia, Ceará, São Paulo, Mato Grosso, Paraíba, Minas Gerais, Paraná and Rio de Janeiro states. The total amount in dispute is R$660,697. Part of this original amount, R$4,266, is classified as a probable risk of loss, which total is R$4,869 to-date, as adjusted with interest and inflation. With respect to Intelig, there is a challenge in process in São Paulo state, which totals R$20,285.

•	ICMS incidence on international roaming services provided. There is a challenge in process in Rio de Janeiro state and the amount in dispute is R$27,891.

•	ICMS credits entries regarding the tax treatment of loaned handsets when they are returned to the Company. There is a challenge in process in São Paulo state and the amount in dispute is R$20,358.

•
Alleged incorrect deduction of unconditional discounts offered to clients using the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation to present the 60i register of the SINTEGRA file.  There are challenges in process in São Paulo and Minas Gerais states, and the amount in dispute is R$1,343,892.

•
Alleged mismatch between the Company’s tax bookkeeping and their respective accessory obligation (electronic file to report information related to services provided in accordance with Covenant No. 115/2003), the regular record of goods’ entry and sale operations, as well as non-confirmed credits entered in the specific accessory obligation regarding ICMS information and calculation (Guia de Informação e Apuração do ICMS).  There are challenges in process in São Paulo and Bahia states and the amount in dispute is R$68,356.

•
Formal procedures in the bookkeeping of goods transactions, especially those prior to the tax responsibility substitution regime.  There are challenges in process in São Paulo, Bahia and Ceará states and the amount in dispute is R$199,670.

•
Appropriation of the Program for the Economic, Integrated and Sustainable Development of the Federal District tax incentive, or PRÓ-DF, which permits a counterparty of an investment in the state, such as the Company, to register, in some cases, an ICMS credit based on part of its logistics/sales operations. The tax incentive, however, was declared unconstitutional by the Supreme Court and now the ICMS credits have been levied. In addition to that, the Company was also assessed for the alleged improper crediting of ICMS related to the interstate purchase of goods with tax benefits granted in the state of origin. There are challenges in process in São Paulo state and the Federal District and the amount in dispute is R$698,898.

•
Alleged lack of ICMS collection on network infrastructure sharing operations considering that the originally deferred tax was formerly not collected in accordance with Covenant No. 128/98. There is a challenge in process in Pernambuco state. The amount in dispute is R$87,550.

•
Incidence of ICMS and the State Fund for the Prevention and Control of Pollution (Fundo Estadual de Prevenção e Controle da Poluição), or FECOP, on the acquisition of fixed assets, as well as on telecommunication services and certain other conditions set forth in relevant legislation. There are challenges in process in Rio Grande do Norte and Bahia states and the amount in dispute is R$69,287.

•
Appropriation of ICMS credits originated from operational energy consumption and acquisition. There are challenges in process in Paraná, Pernambuco, Rio de Janeiro, São Paulo, Ceará, Paraíba and Bahia states, and the amount in dispute is R$201,841.

•
ICMS credits reversal and credits arising from the acquisition of fixed assets.  There are challenges in process in São Paulo, Rio Grande do Sul, Rio de Janeiro, Paraíba, Paraná and Bahia states. The amount in dispute is R$652,091. Part of this original amount, R$47 thousand, is already classified as probable loss, totaling R$54 thousand to-date, as adjusted with interest and inflation.

•
Alleged improper crediting of ICMS after cancellation of telecom services due to inappropriate billing / subscription fraud, as well as alleged fraud in ICMS credits appropriation.  There are challenges in process in São Paulo state and the amount in dispute is R$19,165.

Municipal Taxes

The main municipal tax claims assessed against the Company are related to: (i) supposed lack of ISS collection regarding services such as technical programming, administrative services, telephone directory assistance services, provision of data and information and network infrastructure sharing. Processes challenged at Rio de Janeiro State; and (ii) charge of ISS tax and penalties due to the supposed lack of collection over the company’s revenue accounts. Processes challenged at São Paulo State.  The total amount involved as per the arguments above is R$205,358.

FUST - Fundo de Universalização de Serviços de Telecomunicações

In light of the issuance of Ordinance No. 7/2005, Anatel started to issue several notifications in order to charge FUST contributions mostly on interconnection revenue earned by telecommunications service providers from the date upon which Law No. 9,998/2000 came into force.  The amount in dispute is R$934,248 regarding TIM Celular and R$86,369 with respect to Intelig.

FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações

Ministry of Communications issued several notifications in order to charge FUNTTEL contributions mostly on interconnection revenue earned by telecommunications service providers, on the same grounds as those mentioned in the item above. The amount in dispute is R$343,759 with respect to TIM Celular and R$25,678 with respect to Intelig.

Material Proceedings with Adverse Director, Management or Affiliate

None.

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

Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais.  On December 31, 2014, the last reported sales price of our common shares on the BM&FBOVESPA was R$11.78 and on December 31, 2014, the last reported sales price of our ADSs on the NYSE was U.S.$22.21.

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

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	High	Low	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2010	35.07	23.58	5.90	4.27	8.03	5.78
December 31, 2011	31.30	20.01	N/A	N/A	9.80	6.81
December 31, 2012	32.99	16.88	N/A	N/A	11.95	6.89
December 31, 2013	27.19	17.42	N/A	N/A	12.33	7.75
December 31, 2014	30.16	21.51	N/A	N/A	13.83	10.49

Year ended December 31, 2013
First quarter	22.52	19.20	N/A	N/A	8.92	7.81
Second quarter	21.86	17.42	N/A	N/A	8.77	7.75
Third quarter	25.41	18.04	N/A	N/A	11.08	8.1
Fourth quarter	27.19	23.00	N/A	N/A	12.33	10.63

Year ended December 31, 2014
First quarter	28.83	23.76	N/A	N/A	13.71	11.18
Second quarter	30.16	23.50	N/A	N/A	13.48	10.49
Third quarter	29.64	24.00	N/A	N/A	13.83	10.90
Fourth quarter	27.52	21.51	N/A	N/A	13.54	11.11
Month ended
October 31, 2014	27.52	22.41	N/A	N/A	13.47	11.11
November 30, 2014	26.79	24.17	N/A	N/A	13.54	12.08
December 31, 2014	23.49	21.51	N/A	N/A	12.80	11.33
January 31, 2015	24.38	21.02	N/A	N/A	12.41	11.34
February 28, 2015	22.74	20.45	N/A	N/A	12.88	11.72
March 31, 2015	20.80	16.47	N/A	N/A	12.18	10.63
April 2015 (through April 14, 2015)	16.96	16.35	N/A	N/A	10.46	10.15

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Corporate Purpose

Article 2 of our By-laws provides that our corporate purpose is to: (1) hold interest in the capital of companies that explore any type of telecommunications services, under the terms and conditions provided for in the relevant permits, authorizations or concessions, companies that develop activities that are necessary or useful to the provision of such services, or companies that provide Internet connection services, value-added services and Internet application services; (2) promote, through its controlled or affiliated companies, the expansion and implementation of any type of telecommunications services, under the terms and conditions provided for in the relevant permits, authorizations or concessions; (3) promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies; (4) promote and incentivize study and research activities for the development of any type of telecommunications services, as well as of Internet connection services, other value-added services and Internet application services; (5) provide, directly or through controlled or affiliated companies, services related to the telecommunications industry; (6) promote, incentivize and coordinate, through controlled or affiliated companies, the education and training of the staff required by the telecommunications industry in general; (7) perform or promote the importation of goods and services for the controlled or affiliated companies; (8) engage in any other activities related or akin to its purpose; and (9) hold interest in the corporate capital of other companies.

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

•
to previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

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

Right of Redemption

Subject to certain exceptions, the common shares are redeemable by shareholders exercising withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

•	reduce the mandatory distribution of dividends;

•	change our corporate purpose;

•	participate in a group of companies;

•	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;

•	split up, subject to the conditions set forth by Brazilian corporate law;

•	change corporate form;

•	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law; or

•	merge or consolidate ourselves with another company.

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

Foreign investors may register their investment under Law No. 4,131 of September 3, 1962, or Law No. 4,131, or Resolution CMN 2,689.  Registration under Law No. 4,131 or under Resolution CMN 2,689 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad.  Resolution CMN 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments.

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

On June 24, 2008, Law No. 11,727/08 (as amended by National Treasury Ordinance No. 488 of November 1, 2014) introduced the concept of “privileged tax regime,” which is a tax regime that (1) does not tax income or taxes it at a maximum rate lower than 17%; (2) grants tax benefits to non-resident entities or individuals (a) without the requirement to carry out a substantial economic activity in the country or dependency or (b) contingent to the non-exercise of a substantial economic activity in the country or dependency; (3) does not tax or that taxes the income generated abroad at a maximum rate lower than 20%; or (4) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out. According to article 2 of Normative Instruction 1,037/2010, LLCs incorporated in the United States, among others, are listed as privileged tax regimes by the tax authorities.

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

The Brazilian IOF/Bonds Tax and any IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for its 2014 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

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

Interest Rate Risk

On December 31, 2014, the amount of our outstanding debt which accrued interest at the CDI, TJLP, SELIC and IPCA floating interest rates totaled R$6,311 million.  On the same date, we had cash and cash equivalents, in the amount of R$5,233 million in instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2014 would have resulted in a variation of R$63 million in our interest expenses from financial contracts and a variation of R$52 million in our revenues from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

Exchange Rate Risk

As of December 31, 2014, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

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

Depositary Actions:	Description of Fees Incurred by ADR Holders per Payment:
Depositing or substituting the underlying shares	U.S.$5.00 per 100 ADSs (or portion thereof)

Receiving or distributing dividends	U.S.$0.02 or less per ADS (or portion thereof)

Selling or exercising rights	U.S.$5.00 per 100 ADSs for all distributions of securities or the net cash proceeds from the sale thereof

Depositary Actions:	Description of Fees Incurred by ADR Holders per Payment:
Withdrawal of an underlying security	U.S.$5.00 per 100 ADSs or portion thereof plus a U.S.$20.00 fee

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

During the year ended December 31, 2014, we received from our depositary U.S$1,212,437.37 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities.

See also “Item 10. Additional Information—E. Taxation.”

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014.  Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion.  Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2014.  Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework set in 2013.  Our management concluded that as of December 31, 2014, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2014.

(c)	Audit Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2014.  Their attestation report on internal controls over financial reporting is included herein.

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

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five members and an equal number of alternates, who may or may not be shareholders, elected by the Board of Directors. This year we have three members. Our Statutory Audit Committee has determined that one of its members, Mr. Herculano Aníbal Alves, an independent members of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

Item 16B.	Code of Ethics

Code of Ethics

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Executive Officers, controlling shareholders and members of our Statutory Audit Committee in accordance with CVM rules satisfying the requirements of Brazilian Law. Our Code of Ethics is filed as an exhibit to this annual report and is available on our website at http://www.tim.com.br/ir. The Code of Ethics is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4. Information on the Company—A. History and Development of the Company—Basic Information.” The Code of Ethics was updated on the Board of Directors’ meeting held on May 3, 2010.

Our Code of Ethics does not address all of the principles set forth by the Securities and Exchange Commission in Section 406 of Sarbanes-Oxley.  However, pursuant to company policy and section 156 of Brazilian corporate Law No. 6,404 an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company.  This disqualification must be disclosed to the board.  Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

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

Anti-Corruption Policy

In order to ensure compliance with existing Brazilian and international corruption laws and minimize the risks associated with the same, the Company has adopted an Anti-Corruption Policy (Política Anticorrupção).  Our Anti-Corruption Policy was approved by our Board of Directors on May 24, 2013, and focuses on internal mitigating controls to be followed to avoid vulnerability to corrupt practices.  In conjunction with the adoption of this Anti-Corruption Policy, we also provide anti-corruption training courses to our managers, directors and employees.

Anti-Corruption Organizational Model

We have adopted an Anti-Corruption Organizational Model (Modelo Organizacional para os fins da Lei Anticorrupção), presented to and approved by our Statutory Audit Committee and our Risk and Control Committee in a joint meeting on July 30, 2014 and approved by our Board of Directors on August 5, 2014.  The Anti-Corruption Organizational Model is an integral part of the Company’s legal and regulatory compliance program, with the purpose of generally promoting honest and ethical conduct, and deterring wrongdoings within the Company.  The provisions of the Anti-Corruption Organizational Model also specifically align with Legislative Decree No. 231/01 of Italy, the Brazilian Anti-Corruption Law and international standards on anti-corruption, such as the Foreign Corrupt Practices Act and the UK Bribery Act 2010.  We also provide training on the content of our Anti-Corruption Organizational Model by means of in-person courses and e-learning sessions.

Item 16C.	Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Auditores Independentes, during the years ended December 31, 2014 and 2013:

	Year ended December 31,
	2014	2013
	(in thousands of reais)
Audit fees	3,427	2,834
Audit–related fees	1,578	1,098
Tax fees	—	—
All other fees	—	—
Total fees	5,005	3,932

Audit fees in the above table are the aggregate fees billed PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes Oxley Act.

In 2014, our external auditors provided audit and audit-related services other than in connection with the audit of our financial statements.  Such services included (1) services related to the audit of our internal controls over financial reporting, (2) accounting assistance and advice, (3) agreed procedures for aspects of regulatory accounting, and (4) tax audit assistance.

Audit Committee Pre-Approval Policies and Procedures

The general authority to pre-approve the engagement of our independent auditors to render non-audit services is under the purview of our Statutory Audit Committee. Accordingly, the Statutory Audit Committee has established pre-approval procedures to control the provision of all audit and non-audit services by our independent auditors, or the Pre-Approval Policy.  Under the Pre-Approval Policy, the engagement of our independent auditors to provide audit and non-audit services must be pre- approved by the Statutory Audit Committee, either in the form of a special approval or through the inclusion of the services in question in a list adopted by the Statutory Audit Committee of pre-approved services.  The Pre-Approval Policy is detailed as to the particular services to be provided.

Additionally, the Pre-Approval Policy affirms that the Statutory Audit Committee’s responsibilities under the Securities Exchange Act of 1934 are not delegated to management. All non-audit services provided by the Group’s principal auditing firm were approved by the audit committee, and all such non-audit services to be provided in the future will also require approval from the audit committee.

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

Principal Differences Between Brazilian and US. Corporate Governance Practices

The significant differences between our corporate governance practices and those of the NYSE are as follows:

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

Committees

Even though we are not required under applicable Brazilian corporate law to have special advisory committees of the Board of Directors, we have three such committees: the Statutory Audit Committee, the Control and Risks Committee and the Compensation Committee.  The first was implemented on December 12, 2013 and the last two were implemented on September 30, 2008.  Pursuant to our By-laws, our shareholders elect our directors at a general shareholders’ meeting.  Our shareholders also establish compensation for our directors and executive officers.

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

4.1*
English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A.

4.2*
English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A.

4.3*
English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A.

4.4*	Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower.

4.5*
Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower.

4.6
Promissory Note, dated as of July 31, 2013, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.7
Finance Contract, dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.8
Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.9	Promissory Note, dated as of September 19, 2013, between JPMorgan Chase Bank, National Association, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.10	English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.11
English Summary of Term of Authorization for Use of Radiofrequencies, dated as of April 3, 2013, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.12
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

4.13
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

4.14
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

4.21
Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.22	Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.23
Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.24
Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.25
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

4.34
Credit Agreement, dated as of August 10, 2005, among BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.

4.35
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

4.48	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.49
Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.50	Term of Authorization for Use of Radiofrequencies, dated as of November 30, 2005, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda.

4.51
Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

4.52
Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to Note 38 to our consolidated financial statements included in this annual report.

8.1*	List of Significant Subsidiaries.

11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.

12.1*	Section 302 Certification of the Chief Executive Officer.

12.2*	Section 302 Certification of the Chief Financial Officer.

13.1*	Section 906 Certification of the Chief Executive Officer.

13.2*	Section 906 Certification of the Chief Financial Officer.

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

GB:  A measure of the unit for digital information, representing one billion bytes.

GPRS (General Packet Radio Services): An always-on packet switching technology, which supports WAP, SMS text messaging, and other data communications.

GSM (Global System Mobile):  A standard of digital mobile telecommunications technology.

Interconnection charge:  Amount paid per minute charged by network operators for the use of their network by other network operators. Also known as an “access charge.”

LTE (Long Term Evolution): A wireless broadband technology designed to support roaming Internet access via cell phones and handheld devices.

MB:  A measure of the unit for digital information, representing one million bytes.

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

RAN:  A radio access network, or the wireless radio frequency-based portion of a network providing access from a mobile terminal device (transmitter/receiver) to the core, or backbone, network of the radio service provider and ultimately to the public switched telephone network or the Internet or other IP-based network.

Roaming:  A function that enables customers to use their mobile telephone on networks of service providers other than the one with which they signed their initial contract.

RF:  Radio frequency, or a rate of oscillation which corresponds to the frequency of radio waves, and the alternating currents which carry radio signals.

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

Dated:  April 15, 2015

TIM PARTICIPAÇÕES S.A.

By:	/s/ Rodrigo Modesto de Abreu
Name: Rodrigo Modesto de Abreu
Title: Chief Executive Officer

By:	/s/ Guglielmo Noya
Name: Guglielmo Noya
Title: Chief Financial Officer

TIM Participações S.A. and subsidiaries Financial Statements as at December 31, 2014 and 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ Sérgio Eduardo Zamora
Sérgio Eduardo Zamora
Engagement Leader

PricewaterhouseCoopers
Rio de Janeiro, Brazil
April 15, 2015

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET
As at December 31
(in thousands of Reais)

	2014	2013
Assets
Current assets
Cash and cash equivalents (Note 6)	5,232,992	5,287,642
Accounts receivable (Note 8)	3,537,417	3,513,029
Inventories (Note 9)	264,033	296,829
Indirect taxes and contributions recoverable (Note 10)	1,285,143	913,215
Direct taxes and contributions recoverable (Note 11)	357,482	370,626
Prepaid expenses (Note 13)	266,264	206,354
Derivative transactions (Note 41)	47,541	11,969
Leasing (Note 18)	1,525	-
Other assets (Note 15)	182,018	141,140
	11,174,415	10,740,804
Noncurrent assets

Long-term receivables
Financial assets stated at fair value through profit or loss (Note 7)	41,149	28,681
Accounts receivable (Note 8)	29,886	35,959
Indirect taxes and contributions recoverable (Note 10)	574,490	536,757
Direct taxes and contributions recoverable (Note 11)	23,346	22,537
Deferred income tax and social contribution (Note 12)	889,064	1,064,721
Judicial deposits (Note 14)	986,017	720,261
Prepaid expenses (Note 13)	70,587	96,906
Derivative transactions (Note 41)	463,157	234,894
Leasing (Note 18)	193,511	-
Other assets (Note 15)	11,926	13,224
	3,283,133	2,753,940

Property, plant and equipment (Note 16)	8,914,929	8,207,242
Intangible assets (Note 17)	9,322,634	6,436,181

	21,520,696	17,397,363

Total assets	32,695,111	28,138,167

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET
As at December 31
(in thousands of Reais)

	2014	20133
Liabilities
Current liabilities
Suppliers (Note 19)	5,402,204	5,255,337
Borrowings and financing (Note 20)	1,281,554	966,658
Leasing (Note 18)	3,642	9,557
Derivative transactions (Note 41)	67,044	44,418
Labor obligations (Note 21)	208,629	170,556
Indirect taxes and contributions payable (Note 22)	645,896	580,625
Direct taxes and contributions payable (Note 23)	162,311	115,103
Dividends payable (Note 27)	421,002	396,879
Authorizations payable (Note 2)	493,169	77,216
Other liabilities (Note 24)	437,805	431,754
	9,123,256	8,048,103
Noncurrent liabilities
Borrowings and financing (Note 20)	5,472,865	3,779,998
Leasing (Note 18)	326,027	313,113
Indirect taxes, fees and contributions payable (Note 22)	94	86
Direct taxes, fees and contributions payable (Note 23)	229,027	226,668
Deferred income tax and social contribution (Note 12)	481,173	337,770
Provision for legal and administrative proceedings (Note 25)	406,509	372,075
Pension plan and other post-employment benefits (Note 42)	645	1,084
Provision for future asset retirement (Note 26)	286,275	299,813
Authorizations payable (Note 2)	879,012	-
Other liabilities (Note 24)	168,194	164,817
	8,249,821	5,495,424
Total liabilities	17,373,077	13,543,527

Shareholders’ equity (Note 27)
Capital stock	9,866,298	9,839,770
Treasury shares	(3,369)	(3,369)
Capital reserves	1,344,470	1,217,640
Carrying value adjustments	2,303	2,013
Revenue reserves	4,112,332	3,538,586
Total shareholders’ equity	15,322,034	14,594,640
Total liabilities and shareholders’ equity
	32,695,111	28,138,167

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF INCOME
Years ended December 31
(in thousands of Reais, unless otherwise indicated)

	2014	2013	2012

Net operating revenues (Note 29)	19,498,165	19,921,291	18,763,947

Cost of services supplied and goods sold (Note 30)	(10,083,920)	(10,822,202)	(9,880,984)
Gross profit	9,414,245	9,099,089	8,882,963

Operating revenues (expenses):
Selling expenses (Note 31)	(5,022,972)	(4,911,522)	(4,774,161)
General and administrative expenses (Note 32)	(1,130,754)	(1,012,556)	(1,029,943)
Other expenses, net (Note 33)	(774,830)	(736,138)	(755,489)
	(6,928,556)	(6,660,216)	(6,559,593)

Operating income	2,485,689	2,438,873	2,323,370

Finance income (costs):
Finance income (Note 34)	702,417	451,391	479,015
Finance costs (Note 35)	(997,294)	(749,700)	(644,754)
Exchange variations, net (Note 36)	2,105	(4,411)	(4,151)
	(292,772)	(302,720)	(169,890)

Income before income tax and social contribution	2,192,917	2,136,153	2,153,480

Income tax and social contribution (Note 37)	(646,498)	(630,539)	(704,592)

Net income for the year	1,546,419	1,505,614	1,448,888

Earnings per share attributable to Company shareholders (in R$ per share)

Basic earnings per share (Note 38)	0.6396	0.6230	0.5995

Diluted earnings per share (Note 38)	0.6393	0.6228	0.5994

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME
Years ended December 31
(in thousands of Reais)

	2014	2013	2012

Net income for the year	1,546,419	1,505,614	1,448,888

Other comprehensive income
Pension plan and other post-employment benefits (Note 42)	290	2,245	(232)

Total comprehensive income for the year	1,546,709	1,507,859	1,448,656

Attributable to
the shareholders of the Company	1,546,709	1,507,859	1,448,656

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands of Reais)

			Revenue reserves
	Capital stock	Capital reserves	Legal reserves	Reserve for expansion	Additional dividend proposed	Treasury shares	Carrying value adjustments	Accumulated earnings	Total

Balances as at December 31, 2011	9,839,770	384,489	290,909	2,441,555	-	(3,369)			12,953,354
Total comprehensive income for the year
Profit for the year								1,448,888	1,448,888
Effect of amount of post employment benefits posted directly to subsidiaries shareholders’ equity							(232)		(232)

Total comprehensive income for the year					-		(232)	1,448,888	1,448,656
Total of shareholders' contributions and distributions to shareholders Stock options (Note 28)		2,511							2,511
Effect of merger of subsidiaries TIM Fiber SP and TIM Fiber RJ				(1,477)					(1,477)
Allocation of profit for the year:
Legal reserve (Note 27)			72,444					(72,444)
Dividends (Note 27)								(344,111)	(344,111)
Constitution of reserve for expansion (Note 27)				1,032,333				(1,032,333)
Supplementary dividends				(229,160)					(229,160)
Dividends posted directly to shareholders’ equity				3,097					3,097

Total of shareholders' contributions and distributions to shareholders		2,511	72,444	804,793				(1,448,888)	(569,140)

Balances as at December 31, 2012	9,839,770	387,000	363,353	3,246,348	-	(3,369)	(232)	-	13,832,870
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,505,614	1,505,614
Effect of amount of post employment benefits posted directly to subsidiaries shareholders’ equity	-	-	-	-	-	-	2,245	-	2,245
Total comprehensive income for the year	-	-	-	-	-	-	2,245	1,505,614	1,507,859

Total of shareholders' contributions and distributions to shareholders Stock options (Note 28)	-	4,244	-	-	-	-	-	-	4,244
Allocation of profit for the year:
Legal reserve (Note 27)	-	-	75,281	-	-	-	-	(75,281)	-
Dividends (Note 27)	-	-	-	-	-	-	-	(357,583)	(357,583)
Constitution of tax benefit reserve (Note 27)	-	826,396	-	(699,201)	-	-	-	(127,195)	-
Additional dividend proposed (Note 27)	-	-	-	-	485,722	-	-	(485,722)	-
Constitution of reserve for expansion (Note 27)	-	-	-	459,833	-	-	-	(459,833)	-
Supplementary dividends approved	-	-	-	(398,889)	-	-	-	-	(398,889)
Dividends posted directly to shareholders’ equity	-	-	-	4,805	-	-	-	-	4,805
Reversal of put option balance	-	-	-	1,334	-	-	-	-	1,334
Total of shareholders' contributions and distributions to shareholders	-	830,640	75,281	(632,118)	485,722	-	-	(1,505,614)	(746,089)

Balances as at December 31, 2013	9,839,770	1,217,640	438,634	2,614,230	485,722	(3,369)	2,013	-	14,594,640

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,546,419	1,546,419
Effect of amount of post employment benefits posted directly to subsidiaries shareholders’ equity	-	-	-	-	-	-	290	-	290
Total comprehensive income for the year	-	-	-	-	-	-	290	1,546,419	1,546,709
Total of shareholders' contributions and distributions to shareholders Stock options (Note 28)	-	5,687	-	-	-	-	-	-	5,687
Capital increase (Note 27)	26,528	-	-	-	-	-	-	-	26,528
Allocation of profit for the year:
Legal reserve (Note 27)	-	-	77,322	-	-	-	-	(77,322)	-
Dividends (Note 27)	-	-	-	-	-	-		(367,274)	(367,274)
Constitution of tax benefit reserve (Note 27)	-	121,143	-	-	-	-	-	(121,143)	-
Constitution of reserve expansion (Note 27)	-	-	-	980,680	-	-	-	(980,680)	-
Supplementary dividends 2013 approved (Note 27)	-	-	-	-	(485,722)	-	-	-	(485,722)
Dividends posted directly to shareholders’ equity	-	-	-	1,466	-	-	-	-	1,466
Total of shareholders' contributions and distributions to shareholders	26,528	126,830	77,322	982,146	(485,722)	-	-	(1,546,419)	(819,315)

Balances as at December 31, 2014	9,866,298	1,344,470	515,956	3,596,376	-	(3,369)	2,303	-	15,322,034

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CASH FLOWS
Years ended December 31
(in thousands of Reais)

	2014	2013	2012
Operating activities
Income before income tax and social contribution	2,192,917	2,136,153	2,153,480
Adjustments to reconcile income with cash from operating activities:
Depreciation and amortization	3,052,579	2,767,870	2,688,588
Residual value of property, plant and equipment and intangible assets written off	15,659	11,889	13,927
Interest on liabilities from future asset retirement	7,915	4,144	2,617
Constitution of provision for legal and administrative proceedings	264,338	287,174	237,972
Monetary adjustment of judicial deposits and administrative and judicial proceedings	(6,211)	(5,942)	(6,688)
Monetary adjustment of dividends	10,957	7,564	-
Interest, monetary and exchange variations of borrowings and other financial adjustments	747,989	482,015	284,880
Leasing interest payable (Note 35)	43,904	14,869	-
Leasing interest receivable (Note 34)	(32,085)	-	-
Allowance for doubtful accounts (Note 8)	248,576	240,051	250,972
Call options (Note 28)	5,687	4,244	2,511
	6,552,225	5,950,031	5,628,259
Decrease (increase) in operating assets
Accounts receivable	(204,173)	(3,909)	(541,421)
Taxes and contributions recoverable	(375,939)	(355,737)	197,651
Inventories	32,796	(27,684)	4,026
Prepaid expenses	(33,591)	(28,851)	(68,342)
Judicial deposits	(232,952)	134,096	(181,383)
Other assets	(33,233)	(41,068)	(24,501)

Increase (decrease) in operating liabilities
Labor obligations	38,074	37,273	(12,520)
Suppliers	12,623	895,908	550,594
Taxes, fees and contributions payable	(225,866)	(644,194)	(625,864)
Authorizations payable	1,294,640	(292,366)	327,162
Payment of legal and administrative proceedings	(256,497)	(253,489)	(181,818)
Other liabilities	(127,043)	(100,508)	46,351
Net cash from operating activities	6,441,064	5,269,502	5,118,194

Investment activities
Financial assets stated at fair value through profit or loss	(12,468)	(6,037)	5,101
Additions to property, plant and equipment and intangible assets	(6,829,436)	(3,557,767)	(3,764,726)
Liabilities from future asset retirement	(21,453)	(3,139)	34,273
Net cash from (used in) investment activities	(6,863,357)	(3,566,943)	(3,725,352)

Financing activities
Increase in capital stock – share issue	26,199	-	-
New borrowings	2,302,691	1,109,757	1,694,750
Repayment of borrowings	(984,342)	(1,260,914)	(1,323,243)
Payment of financial leasing	(17,586)	(1,913)	-
Reimbursement to shareholders – combination of TIM Fiber RJ S.A. shares	(46)	(31)	(549)
Derivative transactions	(123,375)	42,513	(73,593)
Dividends paid	(835,898)	(734,908)	(523,283)
Repayment of dividends	-	799	-
Net cash from (used in) financing activities	367,643	(844,697)	(225,918)

Increase (decrease) in cash and cash equivalents	(54,650)	857,862	1,166,924

Cash and cash equivalents at the beginning of the year	5,287,642	4,429,780	3,262,856
Cash and cash equivalents at the end of the year	5,232,992	5,287,642	4,429,780
The accompanying notes are an integral part of these financial statements.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

1.	Operations

TIM Participações S.A. (“TIM Participações” or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at December 31, 2014, (66.68% in 2013). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a)	TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services; Personal Mobile Service (“SMP”); and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)	Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

2.	Licenses for the use of radio frequencies

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further 15 years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As at December 31, 2014, TIM Celular had accounts past due and contested, administratively and judicially, related to the renewal of Authorizations in the amount of R$124.394.

On March 31, 2014, Anatel granted to the subsidiary TIM Celular the right to use sub-bands of radio frequency from 912.5 MHz to 915 MHz and from 957.5 MHz to 960 MHz, for 18 (eighteen) months, on a secondary basis, restricted to the Provision Area corresponding to AR11 (Greater São Paulo), that overcomes until September 2015.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

In December 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in the Federal Official Gazette on December 8, 2014). The subsidiary paid the amount equivalent to R$1.678 million and assumed an additional commitment for cleaning the 700 MHz frequency band through a payment of R$1,199 million (see Note 17.e)

At December 31, 2014, the Company and its subsidiaries have the following commitments with Anatel:

	2014	2013

700 Mhz frequency band cleaning, net of AVP	1,164,666	-
Anatel Debt updated	61,860	-
Guarantee insurance on authorizations	20,013	6,664
Authorizations renewal	124,394	70,552
Authorizations payable	1,248	-
	1,372,181	77,216

Current portion	(493,169)	(77,216)
Non current portion	879,012	-

The Authorizations held by TIM Celular as at December 31, 2014, as well as their maturity dates, are detailed below:

Maturity Date

Authorization areas	450 MHz	800MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz Band V1 (4G)	2,500 MHz Band P** (4G)	700 MHz (4G)

Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	AM - Sept. 2014*** PA - Feb. 2024*	December 2029
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2016	ES - Apr. 2023	Apr. 2023	Oct. 2027	RJ - Feb. 2024*	December 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná
	PR - Oct. 2027	Mar. 2016	Apr. 2023	Apr. 2023	Oct. 2027	DF - Feb. 2024*	December 2029
São Paulo		Mar. 2016	Countryside - Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Paraná (except the municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024*	December 2029
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Municipality and region of Pelotas in Rio Grande do Sul	-	Apr. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Pernambuco	-	May, 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Ceará	-	Nov. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Paraíba	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Rio Grande do Norte	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Alagoas	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Piauí	-	Mar. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Minas Gerais (except municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	Apr. 2028	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015***	December 2029
Bahia and Sergipe	-	Aug. 2027*	-	Apr. 2023	Oct. 2027	-	December 2029

* Agreements already renewed for 15 years; therefore, they are not entitled to a new renewal period.
** Only complementary areas in the relevant States.
*** Under renewal process, pending the decision by Anatel’s Board of Directors

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

3.           Basis for preparation and disclosure of the financial statements

The significant accounting policies applied to the preparation of the financial statements are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

(a)           General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value for financial assets and liabilities (including derivative instruments) evaluated at fair value.

The consolidated financial statements were prepared and are disclosed in accordance with the accounting practices adopted in Brazil (which consider the pronouncements issued by the Accounting Pronouncements Committee - “CPC”) and with the international reporting standards (International Financial Reporting Standards – “IFRSs”) issued by the International Accounting Standards Board (“IASB”). Without divergences in the application of CPCs/IFRSs, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1.

The preparation of the financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the consolidated and individual financial statements, are described in Note 5.

(b)	Approval of the financial statements

These financial statements were approved by the Board of Directors of the Company on April 15, 2015.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

4.	Summary of significant accounting practices

The following accounting practices are adopted in preparing these consolidated financial statements:

(a)	Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for all the companies consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

(b)	Consolidation procedures

Subsidiaries are all entities (including structured entities) in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The following companies are consolidated in the financial statements:

		Interest
Corporate Name	Status	2014	2013
TIM Participações S.A.	Parent Company
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

We use purchase accounting to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as  revenue.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial statements used in the consolidation is the same for all Group companies.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(c)	Segment information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

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

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments, with an insignificant risk of change in value. Their withdrawals can be done at any time without risk of losing the income earned and these amounts are used to pay short term obligations of the Company.

(e)	Financial assets and liabilities

e.1	Financial assets

e.1.1	Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) borrowings and receivables, on all dates shown in these financial statements. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, when these assets are given in guarantee or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(b)	Borrowings and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the financial statements they are classified as “accounts receivable”, “cash and cash equivalents” and “other assets”.

e.1.2	Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of owning them.

The fair values of investments with publicly quoted prices are based on their purchase price at each disclosure date. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3	Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4	Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

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
At December 31, 2014
In thousands of reais, unless otherwise indicated

•	it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

•	the disappearance of an active market for that financial asset because of financial difficulties; or

•
observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot yet be identified by woth the individual financial assets in the portfolio. These data include:

(i)	adverse changes in the payment status of borrowers in the portfolio; and
(ii)	national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured as the difference between the book value of the assets and the present value of the estimated future cash flows discounted by the original interest rate to the financial assets in force. Where impairment losses are identified, they are recognized directly in the profit or loss for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower’s credit worthiness), the reversal of the impairment loss is also recognized in the statement of income for the year.

e.2	Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and borrowings and financing. They are classified into the categories below according to the nature of the financial instruments contracted:

Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary adjustment, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, in the lines of finance income or expenses. On the disclosure date of these financial statements, this category is composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest method. Under this method, transaction costs impact the liability initial amount, affecting the determination of the effective interest rate. This rate is the one that discounts exactly all the cash flows from the financial instrument. The appropriation of finance costs, according to the effective interest rate method, is recognized in the income statement under finance costs. On disclosure date of these financial statements, this category includes mainly borrowings and financing and suppliers accounts payable of the Company.

(f)	Accounts receivable

Accounts receivable from users of telecommunications services, from network use (interconnection)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”).

The allowance for doubtful accounts is disclosed as a reduction at accounts receivable and is recorded based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case, and the collection curve, at an amount deemed sufficient to cover any losses from the realization of such credits.

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

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values (Note 16). The Company recognizes its assets by individual component.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and amortized over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as finance costs. The accounting for this obligation is made according to IFRIC 1.
Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS, used attributed cost to measure its property, plant and equipment assets. After this, its property, plant and equipment is demonstrated by

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

acquisition and / or construction historical cost. Both (attributed cost and historical cost) are deductible from the accumulated depreciation and from the impairment provision (this one, if applicable).

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

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly (note 17).

Goodwill

Goodwill is the positive difference between the amount paid and/or payable for an entity acquired and its net assets on the date of acquisition. These net assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies negative goodwill (a negative difference between the amount paid and/or payable for the entity acquired and its net assets), this amount should be recorded as a gain in the statement of income for the period on the date of acquisition.

The goodwill cannot be amortized but must be tested annually to identify probable impairment in its value. The accounting record of the goodwill is made at its cost amount recorded less these losses (if any).

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

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

•	the software will generate probable future economic benefits that can be demonstrated.

•	technical, financial and other resources are available to conclude development and use or sell the software.

•	the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

(m)	Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, verification of impairment is made whenever events or changes in circumstances indicate that the carrying value of the asset exceeds its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment test, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

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

(o)	Suppliers accounts payable

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(p)	Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a compensating entry to results of the year. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the statement of income in accordance with the employee’s original cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have defined contribution and defined benefit plans in place. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately in income. Actuarial gains and losses arising from adjustments based on past experience and changes in the actuarial assumptions are recorded in the shareholders’ equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of the staff of the Company or its subsidiaries. If the employee leaves the Company and its subsidiaries within the period required to be entitled to withdraw the contributions made by the Company and its subsidiaries, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees, are recorded as assets.

Stock options

The Company operates share-based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The Company calculates and records the effects of the stock options in accordance with IFRS 2. The fair value of employee services is recognized as an expense with a compensating entry to capital reserve, and is determined by reference to the fair value of the options granted.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself and the payment is treated as a transaction settled in cash.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(q)	Income tax and social contribution

Includes current and deferred income tax and social contribution and transactions are recognized in the statement of income. Amount related to income tax and social contribution were recognized on statement of comprehensive income.  Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement.

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

Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when there is both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

(r)	Provision for legal and administrative proceedings

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure considering their historical values and those where losses are considered remote are not disclosed.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(s)	Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the statement of income for the year over the lease period.

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease is recognized in the statement of income over the contractual term.

Leases in which the Company, as lessor substantially transfer the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and is recognized an receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interest related to the lease is recognized in the statement of income over the contractual term.

(t)	Shareholders’ equity

The principal items which affect the Company’s shareholders’ equity are subject to the following accounting practices:

Capital stock

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a Group company purchases the Company’s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company’s By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or payment of dividends exceeding the minimum compulsory amount is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting.

(u)	Revenue recognition

Revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Revenues from services rendered

The principal service revenues derives from monthly subscribers, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are booked only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled provisions is calculated again at each current month.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are booked as operating costs).

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

(v)	New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 2014. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CPC.

•
IFRS 9 - “Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1, 2018.

•
IFRS 15 – This new standard determines the principles that an entity has to apply in revenue recognition and when it must be recognized. It will come into effect on Januay 1st , 2017 and replaces IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations. The Management is assessing the impacts of its adoption.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Other changes and interpretations in force for the period beginning at January 1st, 2014 are not relevant to the Group.

5.	Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously evaluated. They are based on our historical experience and other factors such as expectations of future events considering the circumstances presented as at the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that presents significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal year, are shown below:

(a)	Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds the respective recoverable value, which is considered as the fair value less selling costs, or the value in use, whichever is greater. The calculation of the fair value less selling costs is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generation unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2014 and 2013, the main non-financial assets for which this assessment was made are property, plant and equipment; intangible assets; and the goodwill in the Company and its subsidiaries (see Notes 16 and 17).

(b)	Asset retirement obligation (see Note 26)

The estimated costs of dismantling towers and equipment on rented property are capitalized and amortized over the useful life of these assets. The Company recognizes throughestimates the present value of these costs and their amortization period. These estimates involve projected dismantling costs, the average duration of the lease agreements and the discount rate to determine their present value. This estimate is sensible to a variety of economic conditions that may not be confirmed when the assets are actually dismantled.

(c)	Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

in order to define the taxable income and deductible or taxable temporary differences . In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see Note 12).

(d)	Allowance for doubtful accounts

The allowance for doubtful accounts is shown as a reduction from accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario, collection curve and the risks involved in each case, in an amount considered sufficient to cover any possible losses on receivables (see Note 8).

(e)	Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management’s judgment (see Note 25).

(f)	Fair value of derivatives and other financial instruments (see Note 41)

The Company has applied the change in IFRS 7 for financial instruments measured at the fair value in the balance sheet, which requires the disclosure of measurements in accordance with the following hierarchy:

•	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2: Inputs, other than quoted prices, included on Level 1, that are adopted by the market for the asset or liability, either directly (for example, as prices) or indirectly (for example, derived from prices); and

•	Level 3: Asset or liabilities that are not based on observable market data (in other words non observable inputs).

(g)	Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already incurred by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

6.	Cash and cash equivalents

	2014	2013

Cash and banks	134,719	106,176
Financial investments:
CDB/Repurchases with a due date within 90 days	5,098,273	5,181,466
	5,232,992	5,287,642

Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to short-term  obligations of the Company.

The calculation of the annual average return of the Company’s investments, including those not classified as cash and cash equivalents, is 101.10% of the Interbank Deposit Certificate - CDI rate.

7.	Financial assets at fair value through profit or loss

	2014	2013

CDB/Repurchases	41,149	28,681

Non-current portion	41,149	28,681

The total investments classified as non-current are restricted for use by virtue of legal actions.

8.	Accounts receivable

	2014	2013

Billed services	1,021,573	1,015,111
Unbilled services	642,950	675,634
Network use	492,748	670,592
Sale of goods	1,780, 685	1,538,664
Other accounts receivable	2,924	2,912
	3,940,880	3,902,913

Allowance for doubtful accounts	(373,577)	(353,925)
	3,567,303	3,548,988

Current portion	(3,537,417)	(3,513,029)
Non-current portion	29,886	35,959

The fair value of accounts receivable equals the book value recorded at December 31, 2014 and 2013. The accounts receivable guarantees the total amount of BNDES borrowings (see Note 20).

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Variation in the allowance of doubtful accounts is as follows:

	2014	2013

Opening balance	353,925	347,176
Provision recorded	248,576	240,051
Provision written-off	(228,924)	(233,302)

Closing balance	373,577	353,925

The aging of the accounts receivable is as follows:

	2014	2013

Falling due	2,887,221	2,904,269
Past due for up to 30 days	161,726	182,543
Past due for up to 60 days	59,177	67,278
Past due for up to 90 days	385,012	270,096
Past due for up to 120 days	103,156	133,934
Past due for up to 150 days	35,885	40,080
Past due for more than 150 days	308,703	304,713
	3,940,880	3,902,913

9.	Inventories

	2014	2013

Cellular phone sets and tablets	237,164	267,305
Accessories and pre-paid cards	22,868	13,031
TIM chips	20,943	32,033
	280,975	312,369

Provision for adjustment to realizable amount	(16,942)	(15,540)
	264,033	296,829

The change in provision for adjustment to the realizable amount was as follows:

	2014	2013

Opening balance	15,540	11,655

Provision recorded	174,177	190,044
Provision written-off	(172, 775)	(186,159)

Closing balance	16,942	15,540

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

10.	Indirect taxes and contributions recoverable

	2014	2013

ICMS	1,850,569	1,437,991
Others	9,064	11,981
	1,859,633	1,449,972

Current portion	(1,285,143)	(913,215)
Non-current portion	574,490	536,757

ICMS amounts recoverable basically refer to credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 installments through the CIAP Book - “Control of ICMS Credits on Permanent Assets” -), as well as to ICMS tax substitution amounts from the resale of goods.

11.	Direct taxes and contributions recoverable

	2014	2013

Income tax and social contribution	28,385	27,637
PIS/Cofins	309,186	326,921
Others	43,257	38,605
	380,828	393,163

Current portion	(357,482)	(370,626)
Non-current portion	23,346	22,537

The PIS/COFINS amounts recoverable refer (i) to credits arising from a judgment made final and unappealable involving the unconstitutionality of the expansion of the calculation base for these contributions pursuant to Law 9718, as well as (ii) to credits regarding the purchase of inventories of goods for resale, basically handsets, tablets and modems.

12.	Deferred income tax and social contribution

Deferred income tax and social contribution are calculated using the prevailing rates for each tax. During the fiscal years 2014 and 2013, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in Note 37.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

The amounts recorded are as follows:

	2014	2013
Deferred taxes – Liabilities

Business combination – Intelig	(129,206)	(131,325)
Amortized goodwill – TIM Fibers	(201,125)	(137,612)
Derivative financial instruments	(150,842)	(68,833)
	(481,173)	(337,770)

Deferred taxes – Assets

Tax losses	1,184,366	1,320,017
Social contribution losses	440,095	488,929
Temporary differences
Allowance for doubtful accounts	130, 288	117,131
Provision for legal and administrative proceedings	138,151	126,444
Adjustment to present value - 3G license	16,892	18,834
Deferred tax on CPC adjustments
Depreciation related to asset retirement obligations	25,280	21,361
Monetary adjustments related to asset retirement obligations	14,107	11,416
Capitalized interests	1,020	1,973
Authorization charges	1,934	3,480
Acquisition of stocks from minority shareholders	53,569	53,569
Business combination - Intelig acquisition	71,405	71,405
Lease of LT Amazonas Infrastructure	8,381	3,307
Effect of merger of TIM Fibers	940	1,110
Profit sharing	26,047	18,394
Taxes with suspended enforceability	12,872	12,872
Capitalization interests on 4G authorization	(4,310)	-
Others	(3,764)	(2,554)
	2,117,273	2,267,688
Provision for devaluation of tax assets (Intelig and TIM Participações)	(1,228,209)	(1,202,967)
	889,064	1,064,721

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

TIM Celular

TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Tax and social contribution losses
2015	288,257
2016	174,989
2017	118,464
2018	-
2019 onwards	-
581,710

Temporary differences	307,354
889,064

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2014. The timetable for the recovery of such credits was reviewed by the Fiscal Council and Audit Committee and approved by the Company’s Board of Directors. It is not necessary to discount the credits to their present values to show the credit recovery. Accordingly, no discount rates were used on this analysis. As mentioned in Note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$203,688 (173,661 in 2013) in the year 2014.

Intelig

Based on estimates of future taxable income and taking into account tax losses and social contribution historical losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Accordingly the company has maintained the provisions for the whole of these tax assets. At December 31, 2014, the total amount provided was R$1,143,292 (R$1,129,178 at December 31, 2013), of which R$1,013,123 refers to income tax losses and social contribution losses, while R$130,169 refers to temporary differences. Intelig’s liabilities show deferred income tax and social contribution amounting to R$129,206 (R$131,325 at December 31, 2013), from the adoption of deemed cost to the fixed assets on the date of the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At December 31, 2014 the provision for losses on these deferred tax assets amounted to R$84,917 (R$73,789 at December 31, 2013).

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

13.	Prepaid expenses

	2014	2013

Rentals and insurance	46,434	64,429
Advertising not released	225,423	157,467
Network swap	46,417	55,159
Others	18,577	26,205
	336,851	303,260

Current portion	(266,264)	(206,354)
Non-current portion	70,587	96,906

On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas at operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 24). At December 31, 2014, the current balances were R$8,742 (R$8,792 at December 31, 2013) and the long-term balances were R$37,675 (R$46,367 at December 31, 2013). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

14.	Judicial deposits

	2014	2013

Civil	392,270	233,248
Labor	347,673	272,262
Tax	245,966	214,645
Regulatory	108	106
	986,017	720,261

15.	Other assets

	2014	2013

Advances to suppliers	137,321	89,609
Advances to employees	4,253	2,569
Fiscal incentives	6,554	6,554
Rights receivable – TIM Celular	-	-
Other rights	45,816	55,632
	193,944	154,364

Current portion	(182,018)	(141,140)
Non-current portion	11,926	13,224

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

16.	Property, Plant and Equipment

(a)	Change in property, plant and equipment

	Balance at 2013	Additions	Write-offs	Transfers	Balance at 2014
Cost of property, plant and equipment, gross
Commutation / transmission equipment	13,664,289	9,285	(858)	1,679,633	15,352,349
Fiber optic cables	498,325	-	-	19,322	517,647
Loaned handsets	1,700,582	-	(11,207)	111,563	1,800,938
Infrastructure	3,915,669	-	(338)	476,239	4,391,570
Informatics assets	1,413,894	-	(41,795)	96,693	1,468,792
General use assets	577,702	-	(3,748)	39,634	613,588
Land	40,505	-	(54)	-	40,451
Construction in progress	716,151	2,386,909	(8,131)	(2,423,084)	671,845

Total property, plant and equipment, gross	22,527,117	2,396,194	(66,131)	-	24,857,180

Accumulated depreciation
Commutation/transmission equipment	(9,067,571)	(1,073,558)	920	(108)	(10,140,317)
Fiber optic cables	(127,033)	(34,942)	-	-	(161,975)
Loaned handsets	(1,559,511)	(118,067)	3,831	106	(1,673,641)
Infrastructure	(2,004,384)	(322,903)	192	(2)	(2,327,097)
Informatics assets	(1,199,207)	(77,265)	41,792	2	(1,234,678)
General use assets	(362,169)	(46,113)	3,737	2	(404,543)

Total accumulated depreciation	(14,319,875)	(1,672,848)	50,472	-	(15,942,251)

Property, plant and equipment, net
Commutation / transmission equipment	4,596,718	(1,064,273)	62	1,679,525	5,212,032
Fiber optic cables	371,292	(34,942)	-	19,322	355,672
Loaned handsets	141,071	(118,067)	(7,376)	111,669	127,297
Infrastructure	1,911,285	(322,903)	(146)	476,237	2,064,473
Informatics assets	214,687	(77,265)	(3)	96,695	234,114
General use assets	215,533	(46,113)	(11)	39,636	209,045
Land	40,505	-	(54)	-	40,451
Construction in progress	716,151	2,386,909	(8,131)	(2,423,084)	671,845
Total property, plant and equipment, net	8,207,242	723,346	(15,659)	-	8,914,929

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

	Balance at 2012	Additions	Write-offs	Transfers	Balance at 2013
Cost of property, plant and equipment, gross
Commutation / transmission equipment	12,296,529	-	(10)	1,367,770	13,664,289
Fiber optic cables	602,479	-	(43,334)	(60,820)	498,325
Loaned handsets	1,571,083	-	(23,705)	153,204	1,700,582
Infrastructure	3,502,184	-	(111),	413,596	3,915,669
Informatics assets	1,322,071	-	(1,618)	93,441	1,413,894
General use assets	451,383	-	-	126,319	577,702
Land	40,505	-	-	-	40,505
Construction in progress	654,428	2,155,098	135	(2,093,510)	716,151

Total property, plant and equipment, gross	20,440,662	2,155,098	(68,643)	-	22,527,117

Accumulated depreciation	-	-	-	-	-
Commutation / transmission equipment	(8,175,296)	(933,326)	10	41,041	(9,067,571)
Fiber optic cables	(160,310)	(32,945)	43,334	22,888	(127,033)
Loaned handsets	(1,431,679)	(139,566)	11,746	(12)	(1,559,511)
Infrastructure	(1,690,984)	(286,962)	46	(26,484)	(2,004,384)
Informatics assets	(1,137,036)	(63,304)	1,618	(485)	(1,199,207)
General use assets	(278,847)	(46,374)	-	(36,948)	(362,169)

Total accumulated depreciation	(12,874,152)	(1,502,477)	56,754	-	(14,319,875)

Property, plant and equipment, net
Commutation / transmission equipment	4,121,233	(933,326)	-	1,408,811	4,596,718
Fiber optic cables	442,169	(32,945)	-	(37,932)	371,292
Loaned handsets	139,404	(139,566)	(11,959)	153,192	141,071
Infrastructure	1,811,200	(286,962)	(65)	387,112	1,911,285
Informatics assets	185,035	(63,304)	-	92,956	214,687
General use assets	172,536	(46,374)	-	89,371	215,533
Land	40,505	-	-	-	40,505
Construction in progress	654,428	2,155,098	135	(2,093,510)	716,151
Total property, plant and equipment, net	7,566,510	652,621	(11,889)	-	8,207,242

(b)	Depreciation rates

Average annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Borrowinged handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 10

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

In 2014, pursuant to IAS 16, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

17.	Intangible assets

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

	Balance 2013	Additions	Transfer	Capitalized Interests	Balance at 2014
Cost of intangible assets, gross
Software rights to use	10,172,666	-	1,330,296	-	11,502,962
Authorizations	4,968,081	93,180	17,049	-	5,078,310
Goodwill	1,527,219	-	-		1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure LT Amazonas	380,473	3,287	(185,558)	-	198,202
Other assets	79,464	-	84,718		164,182
Intangible assets in development	30,963	4,340,062	(1,432,063)	15,213	2,954,175
Intangible assets, gross	17,254,066	4,436,529	(185,558)	15,213	21,520,250

Accumulated amortization
Software rights to use	(7,478,596)	(999,106)	-	-	(8,477,702)
Authorizations	(3,269,536)	(345,421)	-	-	(3,614,957)
List of clients	(36,400)	(16,800)	-	-	(53,200)
Right to use infrastructure LT Amazonas	(6,053)	(6,749)	-	-	(12,802)
Other assets	(27,300)	(11,655)	-	-	(38,955)
Total accumulated amortization	(10,817,885)	(1,379,731)	-	-	(12,197,616)

Intangible assets, net
Software rights to use	2,694,070	(999,106)	1,330,296	-	3,025,260
Authorizations	1,698,545	(252,241)	17,049	-	1,463,353
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	58,800	(16,800)	-	-	42,000
Right to use infrastructure LT Amazonas	374,420	(3,462)	(185,558)	-	185,400
Other assets	52,164	(11,655)	84,718		125,227
Intangible assets in development	30,963	4,340,062	(1,432,063)	15,213	2,954,175
Intangible assets, net	6,436,181	3,056,798	(185,558)	15,213	9,322,634

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

	Balance 2012	Additions	Write-offs	Transfer	Balance at 2013
Cost of intangible assets, gross
Software rights to use	9,052,830	-	(12,631)	1,132,467	10,172,666
Authorizations	4,814,284	54,878	-	98,919	4,968,081
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure - LT Amazonas	-	380,473	-	-	380,473
Other assets	29,738	3,443	-	46,283	79,464
Intangible assets in development	35,041	1,273,591	-	(1,277,669)	30,963
Intangible assets, gross	15,554,312	1,712,385	(12,631)	-	17,254,066

Accumulated amortization
Software rights to use	(6,583,174)	(916,789)	12,631	8,736	(7,478,596)
Authorizations	(2,941,339)	(319,461)	-	(8,736)	(3,269,536)
List of clients	(19,600)	(16,800)	-	-	(36,400)
Right to use infrastructure - LT Amazonas	-	(6,053)	-	-	(6,053)
Other assets	(21,010)	(6,290)	-	-	(27,300)
Total accumulated amortization	(9,565,123)	(1,265,393)	12,631	-	(10,817,885)

Intangible assets, net
Software rights to use	2,469,656	(916,789)	-	1,141,203	2,694,070
Authorizations	1,872,945	(264,583)	-	90,183	1,698,545
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	75,600	(16,800)	-	-	58,800
Right to use infrastructure - LT Amazonas	-	374,420	-	-	374,420
Other assets	8,728	(2,847)	-	46,283	52,164
Intangible assets in development	35,041	1,273,591	-	(1,277,669)	30,963
Intangible assets, net	5,989,189	446,992	-	-	6,436,181

(a)	Amortization rates

Average annual rate - %

Software rights to use	20
Authorizations	5 to 50
Customer list	17.65
LT Amazonas	5
Other assets	20

(b)	Goodwill from previous years

b.1.	Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Accordingly the amount paid for acquiring Intelig was R$739,729 at December 30, 2009, R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company’s

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

At December 31, 2014, the Company used the value in use method to perform the impairment test, using the following assumptions:

•
Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s permanent assets at December 31, 2014;

•
the projection of Intelig’s network maintenance and operation costs was based on the Company’s expected inflation rate (5.2% p.a.) which is consistent with the projections prepared by market institutions;

•	the term used for the impairment test was 12 years, consistent with the average useful life of Intelig’s network assets; and

•	the discount rate applied over the projected cash flows was 12.32% p.a.

The results of the test held at December 31st, 2014 indicated that there was no need of impairment to be recorded.

b.2.	Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling the offer of new products to its customers and the reduction of the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from the residential broadband business. The impairment test of goodwill considered this CGU and the value in use methodology. The following assumptions were took into consideration:

•	growth percentages in the client base, aligned with the Company’s business plans;

•	increase in provided service revenues due to the mix of in speed performance and the option voice over IP;

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

•
projections of operation and maintenance costs considering the growth in the client base, eventual scale gains and inflation effects. The Company’s expected inflation rate for the operating expenditures of Fiber (5.2% p.a.) is aligned with the projections prepared by the main market institutions;

•	considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

•	the discount rate for the future cash flows was 13.25% p.a.

It is important to emphasize that the network synergies from the formers TIM Fibers (leased line savings, like it occurs in the case of Intelig network) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. If necessary, these synergies can also be taken into account in the annual impairment tests.

The result of these impairment tests performed in December 31, 2014 showed no evidence of the need to provide for losses.

b.3.	Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company’s parent company in 2005.

The Company´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need for constitution of impairment provision. The assumptions used for these estimates were detailed above.

(c)	List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

(d)	Right to use of infrastructure - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

IFRIC 4 and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefónica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs.

Transfers for the period include R$185,558 represented by the balances of the infrastructure sharing agreement entered into with Telefónica Brasil S.A. regarding the LT Amazonas Project. This amount was transferred from Intangible assets to ´Leasing“ under Assets.

(e)	Auction and payment of 700 MHs 4G License

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% p.m.) and monetary adjustment by the IGP-DI, and these amounts are capitalized by the Company. The impacts on the balance as at December 2014 were of R$468 of interest and R$719 of monetary adjustments.

Additionally, as determined on the call notice the Company will bear the costs regarding the cleaning of the frequency band purchased. The nominal due amount by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently splited by Anatel to the companies that won the auction of , totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, TIM, together with other companies that won the auction constituted a managing entity, named “EAD”. On an yearly basis, from 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the timetable provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the present value concept. Monthly, AVP interests are appropriated, as well as there is monetary adjustments based on the IGP-DI index. In December 2014, the impact generated by the appropriation of AVP interest was R$2,068, while the impact from monetary adjustments was R$10,466.

The licenses mentioned above relates to the concept of qualifying asset. Consequently, the finance charges are capitalized at the average rate of 11.36% of the borrowing agreements valid for the period. The amount capitalized at the period ended at December 31, 2014 was R$12,677.

18.	Leasing

Leasing - Liabilities

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force related to the LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. It is important to stress that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Nominal amount

Until December 2015	38,506
From January 2016 until December 2019	139,453
From January 2020 onwards	488,815
666,774

The consolidated nominal value of future installments due by TIM Celular is R$666,774. Its present value is R$329,669 (322,670 in 2013), that is composed by R$313,001 for principal and R$16,668 for interest accrued until December 31, 2014 and was estimated on the date the agreements were signed with the transmission companies by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%.. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

Leasing – Assets

As a result of the above agreement (LT Amazonas), the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefónica Brasil S.A.. In these agreements, TIM Celular and Telefónica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefónica Brasil S.A. that have has to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$351,693

The table below includes the schedule of cash receipts of the agreement entered into with Telefónica Brasil S.A. regarding the LT Amazonas Project. The amounts represent the estimated cash receipts in the signed agreements, being registered at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Nominal amount

Until December 2015	19,880
From January 2016 to December 2019	73,419
From January 2020 onwards	258,394
351,693

The present value of installments receivable is R$195,036, that is composed by R$185,558 for principal and R$9,478 for interest accrued until December 31, 2014 and was estimated on the date of execution of the agreements entered into with the transmission companies, projecting future cash receipts calculated based on an inflation rate of 5.22%, discounted at 12.56%.

19.	Suppliers

	2014	2013

Local currency
Suppliers of materials and services	5,083,718	4,753,061
Interconnection (a)	154,641	326,502
Roaming (b)	635	1,658
Co-billing (c)	56,388	61,713
	5,295,382	5,142,934

Foreign currency
Suppliers of materials and services	82,780	94,716
Interconnection (a)	323	-
Roaming (b)	23,719	17,687
	106,822	112,403

Current portion	5,402,204	5,255,337

(a)	This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(b)	This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c)	This refers to calls made by a customer who chooses another long-distance operator.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

20.	Borrowings and financing

Description	Currency	Charges	Maturity date	Collateral	2014	2013
BNDES	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	Secured by TIM Part. and receivables from TIM Celular	2,522,781	1,934,995

BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	92,939	116,298

BNDES	UM143	SELIC + 2.52%	Jul/22	Secured by TIM Part. and receivables from TIM Celular	913,208	-

BNDES (PSI)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	Secured by TIM Part. and receivables from TIM Celular	386,420	334,890

BNB	R$	10.00% p.a.	Jan/16	Bank surety and security by TIM Part.	11,966	23,012
Banco do Brasil (CCB)	R$	106.50% of CDI	Feb/15 to Dec/15	-	413,458	481,447
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	190,841	224,395
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0.57% to 1.32%p.a.	Sep/16 to Feb/20	Bank surety and security by TIM Part.	1,264,463	1,115,324
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	318,387	280,822
KFW	USD	Libor 6M+ 1.35% p.a.	Apr/19	Security by TIM Part.	266,509	-
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sep/15	-	133,448	117,704
Cisco Capital	USD	1.80% p.a.	Sep/18 to Nov/19	-	239,999	117,769
Total					6,754,419	4,746,656

Current					1,281,554	966,658
Non-current					5,472,865	3,779,998

The parent company TIM Participações does not have borrowings or financing at December 31, 2014.

The foreign currency borrowing taken out with Banco BNP Paribas and the financing obtained by TIM Celular signed with BNDES, were obtained to expand the mobile telephone network, and they have restrictive clauses that require compliance with certain financial ratios that are calculated on a half-yearly basis. The subsidiary TIM Celular has been complying with all the required financial ratios.

In January 2014, TIM Celular made a drawdown from BNDES, with respect to the credit facility signed in December 2012, amounting to R$122 million, for a total term of 7 years, of which i) R$92.6 million at a cost of TJLP + 3.32%; ii) R$16 million at a cost of 2.5% p.a. (PSI) and iii) R$13.4 million at a cost of TJLP.

In February 2014, TIM Celular made the final drawdown of this facility from BNDES, amounting to R$93 million, for a total term of 7 years at a cost of TJLP + 3.32%.

In December 2013, TIM Celular entered into a new financing agreement from BNDES in the total amount of R$5,700 million, which will be used to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contracted with the BNDES is divided as follows: i) R$2,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$428 million at a cost of 3.50% p.a. and a total term of 7 years (regarding PSI line); iv) R$189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$45 million at a cost of TJLP and a total term of 8 years.

In April 2014, TIM Celular received the first release of this line in the amount of R$1,749 billion, of which i) R$770 million at a cost of TJLP + 2.52%; ii) R$845.5 at a cost of SELIC rate + 2.52%; iii) 4.5 million at a cost of TJLP and; iv) 129 million at a fixed cost of 3.5% p.a. (PSI).

In December 2014, TIM Celular made a new drawdown from BNDES regarding the credit facility entered into in December 2013, in the amount of R$12 million, at TJLP cost and total term of 8 years.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 – Accounting for Government Grants and Disclosures of Government Assistance. Therefore, using the effective interest rate method defined in IAS 39 - Financial Instruments: Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at December 31, 2014, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$92 million. This amount was recorded in the “Other Liabilities” group of accounts under “Government Subsidies” and deferred for the useful life of the asset being financed and appropriated to the result of the “Other Subsidies Revenue” group of accounts.

In April 2014, TIM Celular entered into a credit agreement with KFW Bank in the amount of USD 100 million. Simultaneously, a forward swap transaction aws contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after factoring in the swap was 102.5% of the CDI rate, with a final term of 4.5 years.

In September and December 2014, the Company entered into the amendments to the Bank Credit Certificates existing with Banco do Brasil in the amount of R$150 million each (totaling R$300 million), extending the original maturities in September and December 2014 for another year. The new maturities of the transactions are, therefore, September and December 2015. The cost of the transactions remained the same, that is 106.5% of CDI.

In October 2014, TIM Celular entered into a new financing agreement with Cisco Systems Capital, in the amount of USD50 million. Simultaneously, a forward swap was contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after the contracting of the swap was 91.9% of CDI, with final term of 5 years.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to “hedge accounting”.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

The long-term portions of borrowings and financing at December 31, 2014 mature as follows:

2016	1,652,800
2017	921,464
2018	805,425
2019	1,013,914
2020 onwards	1,079,262
5,472,865

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20. The BNDES credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated in December 31, 2014, the PSI credit lines would have an amount lower than that presented in the financial statements by approximately R$11 million.

A further transaction with extremely specific features is the borrowing obtained with BNP. This is secured by SACE, an Italian insurance company, which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, JP Morgan, KFW and Banco do Brasil, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (“BEI”). The fair value of the transaction is approximately R$2 million less than the accounting balance.

21.	Labor obligations

	2014	2013

Social charges	46,299	39,812
Salaries and provisions payable	149,994	117,529
Employees’ withholding	12,336	13,215
	208,629	170,556

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

22.	Indirect taxes, fees and contributions payable

	2014	2013

ICMS	561,845	475,430
ANATEL taxes and fees (see Note 13)	35,627	44,141
ISS	38,776	43,145
Others	9,742	17,995
	645,990	580,711

Current portion	(645,896)	(580,625)
Non-current portion	94	86

23.	Direct taxes, fees and contributions payable

	2014	2013

Income tax and social contribution	267,030	213,153
PIS/COFINS	71,836	122,093
Others (*)	52,472	6,525
	391,338	341,771

Current portion	(162,311)	(115,103)
Non-current portion	229,027	226,668

(*) Refers basically to the subsidiary TIM Celular joining the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSL) in installments. On December 31, 2013, these amounts were recorded in PIS, Cofins, IR and CSL accounts.

24.	Other liabilities

	2014	2013

Prepaid services to be provided (1)	393,585	394,089
Reverse split of shares (2) and (5)	24,107	24,156
Government subsidies (3)	92,295	66,770
Anticipated receipts(6)	33,150	40,464
Network swap (4)	46,417	55,159
Other liabilities	16,445	15,933
	605,999	596,571

Current portion	(437,805)	(431,754)
Non-current portion	168,194	164,817

(1)     This refers to minutes not used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2)     On May 30, 2007, the Extraordinary Shareholders’ Meeting of the Company approved the combination of all the shares issued by the Company in the proportion of 1,000 existing shares for

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

each 1 new share of the related type. From June 1, 2007 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of 1,000 shares, per type, through private negotiation, on the OTC market or on the São Paulo Stock Exchange (BOVESPA), at their free and sole discretion. Therefore recognition of the liability in the amount of R$23,264 corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

On September 18, 2007, an auction was held on the São Paulo Stock Exchange - BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

(3)     Refers to the release of funds released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI), up to December 2014, the amount disbursed totaled R$602,500 (R$457,500 at December 31, 2013). This transaction is classified within the scope of IAS 20 - Accounting for Government Grants and Disclosures of Government Assistance. The total sum of the subsidies granted by the BNDES to date was R$130,688. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other (expenses) revenues, net” group (Note 33).

(4)     Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (Note 13).

(5)     On July 18, 2012, at an Extraordinary Shareholders’ Meeting (“AGE”), TIM Fiber RJ’s (entity merged into TIM Celular) shareholders approved a reverse split of the shares of this subsidiary converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ.

The fractions of shares arising from the reverse split were canceled and their related amounts are available to the previous shareholders for a 3 year-period since the AGE minute publication. The reimbursement must occur according to shareholders respective shares at the imeddiately previous moment to the reverse split. At December 31, 2014 this amount totaled R$842.

(6)     Refers especially  to the payment of the subscription bonus related to the agreement entered into between the Company and Itaú Bank.

25.	Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to administrative and legal proceedings on civil, labor, tax and regulatory areas which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for legal and administrative proceedings is made up as follows:

	2014	2013

Civil (a)	103,303	88,385
Labor (b)	62,947	57,081
Tax (c)	194,845	171,025
Regulatory (d)	45,414	55,584
	406,509	372,075

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	2013	Additions, net of reversals	Payments	Monetary adjustment	2014

Civil (a)	88,385	227,211	(218,988)	6,695	103,303
Labor (b)	57,081	7,296	(1,969)	539	62,947
Tax (c)	171,025	25,141	(19,321)	18,000	194,845
Regulatory (d)	55,584	4,691	(16,218)	1,357	45,414
	372,075	264,339	(256,496)	26,591	406,509

(a)	Civil processes

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main lawsuits for which a provision has been recorded:

a.1.	Consumer lawsuits

The subsidiaries are parties to 14,196 lawsuits (15,799 at December 31, 2013), which refer to claims that have been filed by consumers at the legal and administrative levels. These  lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$70,091. Especially, for TIM Celular, reagarding alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit report services. In regard to the subject matters underlying the cases against Intelig, we point out lawsuits reagarding improper charging and unjustified inclusion in bad debtors' lists.

a.2.	Class actions

There are 13 main class actions that we highlight against subsidiaries and the risk of loss is regarded as being probable:

(i)
a lawsuit against TIM Celular filed by the Public Prosecutor’s Office in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft or burglary of handsets;

(ii)
a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Minas Gerais challenging the practice of tied sales of phone sets and pre-paid or post-paid chips. This lawsuit claims the payment of collective damages;

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(iii)	a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Minas Gerais to confirm whether usage is properly charged in invoices to customers;

(iv)	a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of São Paulo questioning the quality of customer services;

(v)	a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of São Paulo questioning the quality of the signal in the urban area of the municipality of Cordeirópolis;

(vi)
a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Ceará to investigate alleged difficulties regarding termination of agreements. This lawsuit claims payment of collective damages;

(vii)
a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte gaimed at investigating TIM's advertising campaign. TIM was sentenced to pay collective damages;

(viii)
a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte gaimed at investigating the amounts charged from pre-paid clients regarding the provision of "Mailbox" and "Follow Me" services;

(ix)	a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Rio Grande do Norte, questioning the quality of the network in the municipality of Upanema;

(x)	a lawsuit filed against TIM Celular by the Public Prosecutor's Office of the State of Paraíba, to investigate a report of alleged misleading advertising;

(xi)	a lawsuit filed against TIM Celular by the Public Defendant of the State of Pará, questioning the quality of the signal in the urban area of Paragominas;

(xii)	a lawsuit filed against TIM Celular by the Consumer Defense Association (ADECON) of Pernambuco, in relation to the placement of a guarantee seal on cell phones;

(xiii)	a lawsuit filed against Intelig by the Public Prosecutor’s Office of the State of Pernambuco, questioning failure to comply with Anatel Resolution 85, Article 61 (retroactive collections).

Currently, due to the fact that these lawsuits entail positive and negative obligations and, taking into account the complexity of the aforementioned proceedings, Management used its best estimates to set up the provision regarding the proceedings that has condemnation involving collective moral damages.

a.3.	Suit filed by Botafogo Comércio e Importação Ltda.

Refers to a suit filed by a former commercial partner, that alleged that TIM has not complied with the contract entered into and practiced unfair competition, which makes it unfeasible for the partner to remain in business. TIM was sentenced by the lower court and the Court of Appeals to the payment of

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

related damages, loss of profit and moral damages. The calculation presented by TIM, prepared by a specialist, amounts to R$6,307. Pari passu TIM filed an Action for Annulment with a view to annulling the sentence handed down in the Action for Compensation. The Reporting Justice rendered a decision in the case of the Action for Annulment and granted an interlocutory relief to prohibit any lien on assets against TIM and its subsidiaries in the proceedings of settlement of the sentence until the final decision of the Action for Annulment. The opinion by the Public Prosecutor’s Office in the State of Pernambuco is being awaited.

a.4.	Collection suit filed by Mattos & Calumby Lisboa Advogados Associados

The law firm Mattos & Calumby Lisboa Advogados Associados filed a suit for collection of fees of counsel against former TIM, claiming to be the creditor of amounts arising from the agreement entered into with TIM (Legal Professional Services Agreement). The claim was ruled to be valid and the case is currently in the enforcement phase, in the amount of R$3,808.

a.5.	Collection suit filed by TVM Comércio e Representações Ltda.

Collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular and against DM5 Comércio e Representação Ltda. (DM5) in the historical amount of R$4,019, in which TVM seeks a condemnation of TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. The lawsuit was ruled to be valid by the lower court and the Court of Appeals, and TIM and DM5 were jointly and severally condemned to pay the amount of R$4,019. TIM filed a Special Appeal against the appellate decision.

a.6.	Suit for declaratory judgment filed by the Magistrates Association of Paraná (AMAPAR)

TIM is a defendant in a suit filed by the Magistrates Association of Paraná (AMAPAR) demanding the annulment of three contracts executed between the parties due to breach of the conditions previously agreed. In the sentence, the original claims were considered valid. TIM filed an appeal which was partially upheld. In compliance with the decision, the plaintiffs are executing the updated amount of R$3,925 referring to the sentence and the amount imposed as a fine.

(b)	Labor claims

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 17,534 labor claims at December 31, 2014 (13,577 at December 31, 2013) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers.

Another significant portion of the proceedings that exist relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza,

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At December 31, 2014, the provision for these cases amounts to R$15,235 (R$19,371 at December 31, 2013).

(c)	Tax processes

The Company and its subsidiaries have received tax assessments in which our external legal counsel consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full, until now, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

In the case of federal taxes, a provision for TIM Celular has been made for seven cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, totaling R$32,802. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger. The updated amounts provided currently total R$28,253.

The provision for Intelig regarding federal taxes has been made for two cases of dismissal of federal tax offsetting using the CSLL due for periods, totaling R$843.

Regarding several state lawsuits, the provision recorded for TIM Celular includes the total updated amount of R$45,478. This total includes the amounts for tax assessments questioning the reversal of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$22,352.

The provision made for Intelig’s state taxes amount to R$20,070. This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$16,175.

Regarding municipal taxes, the provision recorded for TIM Celular supports the total amount of R$1,573. This total includes the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services provided overdue for more than 60 days.

Tax proceedings arising from the acquisition of Intelig and included in its PPA process, amount to R$94,080.

(d)	Regulatory processes

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

The subsidiaries submitted to Anatel administrative defenses, filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the alleged violations often occurred due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(e)	Administrative and legal processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Management and the Company's legal advisors. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the financial statements as shown below:

	2014	2013

Civil	863,303	592,638
Labor	489,790	427,788
Tax	9,088,630	7,787,119
Regulatory	91,934	73,614
	10,533,657	8,881,159

The administrative and legal proceedings assessed as possible losses are monitored by the Management and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1.	Civil

e.1.1.	Consumer actions

The subsidiaries are parties to 84,617 lawsuits (77,316 at December, 31, 2013), that refer to claims that have been filed by consumers at the legal and administrative levels. These lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$839,338 for which, the risk of loss is considered possible.

e.1.2.	Class actions

There are several class actions against subsidiaries where the risk of loss is regarded as being possible, these claims include the quality of the network, the agreements, contractual sections, handsets, assistance, billing etc.

Regarding class actions involving Intelig for which, the risk loss of which is considered possible, the following areworth mentioned: (i) public civil suit filed by the State of Rio de Janeiro involving advertising in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and the Federal District; (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Cascavel, Uberlândia, Fortaleza and São Paulo; and (iv) a public civil action filed by the Public Prosecutor of the State of Minas Gerais, questioning the alleged incorrect charging of users.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

e.1.3.	Other actions and proceedings

Indemnity lawsuit filed by Secit Brasil Ltda, alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). No lower level judgment has been handed down. The amount allocated to this case is R$9,758.

TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda. and others, to have them sentenced to pay R$3,511 plus monetary restatement and interest, and a lawsuit against DM5 Comércio e Representação Ltda., so that it is sentenced to pay R$5,004 plus monetary restatement and interest. Currently, the proceedings are in the expert examination phase, and TIM has already filed the questions and appointed a technical assistant. No lower court decision has been handed down.

TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), in the amount of R$4,000. No lower court decision has been handed down.

TIM is a defendant in a declaratory lawsuit filed by CONSETREL Cadastros, Serviços e Representações Ltda., a former partner, where the latter request the amount of R$3,203. No lower court decision has yet been handed down.

TIM filed an action against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

TIM filed for the annulment of the administrative proceeding against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of SMP in the amount of R$11,519. Our request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. The judge of the lower court ruled in favor of approval of the claim in full, and declared the debt unenforceable. The case records are pending judgment at the Federal Regional Court.

In addition to the lawsuits mentioned above, there are nine notices of violation filed by the Consumer Protection Foundation - Procon/SP - against TIM Celular and the fines imposed for them vary from R$3,192 to R$7,133. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of "blocking of telemarketing", TIM obtained an injunction suspending the effects of the administrative decision upon submission of a Letter of Guarantee. There is still no decision at the legal level for none of the cases mentioned.

TIM received twelve assessment notices from the Center for Consumer Protection and Defense - PROCON Londrina/PR, on the grounds of complaints from consumers in the amount of R$7,133 for each assessment. TIM filed an administrative appeal in all cases above, which is pending judgment.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

TIM Celular S/A and others filed an innominate provisional remedy against ANATEL, discussing the pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies in a period less than the legal minimum (twelve months). The amount in dispute totals R$24,586. A lower court decision is still pending.

TIM filed an annulment action against PROCON in the State of Goiás regarding the application of an administrative fine in the amount of R$5,058, arising from alleged shortcoming in the provision of services given non-availability of network coverage in Goiânia. A lower court decision is still pending.

TIM was assessed by the Public Prosecutor’s Office of Minas Gerais in the amount of R$8,721, due to an administrative proceeding to investigate alleged shortcomings in the services provided in the State of Minas Gerais. TIM lodged an administrative appeal and awaits a decision on the case.

TIM filed an annulment action against Anatel, whereby it argued that the collection of a 2% surcharge on interconnection revenues should be annulled, amounting to R$34,181. A lower court decision is still pending.

TIM filed an annulment action against ANATEL regarding payment for extension of radiofrequency use rights linked to the provision of SMP services on interconnection and value added services (VAS) revenues, in the updated amount of R$20,877. According to the decision rendered, the lawsuit became prejudice, since the payment of 2% on VAS and interconnection had already been analyzed in Action for Payment in Court No. 0020904.41.2012.4.01.3400. TIM filed an appeal on the merits of the case, the judgment of which is still pending.

TIM filed an annulment action against ANATEL regarding PADO No. 53500.013494/2008, which charges an administrative fine of R$13,310 for alleged non-compliance with service quality targets regarding the period from October 2007 to December 2008. No lower court decision has been handed down.

TIM is a defendant in a lawsuit for moral damages filed by an Individual currently in progress in the Judicial District of Jales, State of São Paulo. The plaintiff is claiming moral damages and complain on quality services. The lower court sentenced TIM to the payment of damages in the amount of R$6 to the plaintiff and R$5,000 for social damages in favor of two hospitals in the region. The judgment of the innominate appeal is still pending.

TIM filed an action for annulment against the assessment issued by the PROCON/DF, in the amount of R$3,688, in an administrative proceeding intended to investigate alleged violations to the Consumer Defense Code (Law 8078/90), the SAC Decree (Law 6523/2008) and pricing rules (Law 10962/2004). TIM filed an interlocutory appeal for suspension of the enforceability of the debit. There has been no decision by the lower courts.

TIM is a defendant in an administrative proceeding instituted by the Public Prosecutor’s Office of Minas Gerais that seeks to ascertain actions that violate consumer relations regarding the charging of deductibles on mobile broadband data transmission. TIM has submitted its arguments and provided the Public Prosecutor with clarification. Afterwards the entity handed down a decision that imposed a fine on TIM of R$5,160. TIM filed an administrative proceeding which is awaiting judgment.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Among the lawsuits of Intelig classified as a possible risk, worthy of note is:
The collection lawsuit filed by Orolix Desenvolvimento de Software Ltda., which is requesting the amount of R$5,433 based on alleged breach of contract. The case records are currently under expert investigation, and there is still no decision from the lower court.

Intelig was involved in a creditor’s action filed by Editora JB/Gazeta Mercantil, as there was an understanding regarding creation of an economic group with the companies belonging to the Docas Group. As a result, it was decided to freeze Interlig’s accounts amounting to R$3,942. Intelig filed an interlocutory appeal which was rejected. Intelig appealed this decision via a motion for clarification, which was rejected. A decision by the court regarding the admissibility of a special appeal is awaited.

e.1.4.	Social and environmental claims

On December 12, 2014, notice of determination No. 420/14 was drawn up by the Municipal Environment Department of Altamira, in the State of Pará, regarding the alleged installation and operation of a Radio Base Station in the municipality without the relevant environmental license for a period of two years. A fine was drawn up amouting to R$4,000. On December 31, 2014, TIM filed a defense in the administrative proceedings, and the evaluation of the environmental body is still being awaited.

e.2.	Labor claims

e.2.1.	Labor claims

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

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

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court). An appeal was filed with the Federal Supreme Court (STF) and a decision is being awaited.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

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

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, Jornal do Brasil and JB Editora, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

e.2.2.	Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment, and a decision is now awaited.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision - assessment) for undergoing the entry. In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance's Taxpayers' Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on service agreements; (iii) failure to deduct and pay on management's fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in service agreements, a legal action was filed to have the assessment reversed.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

e.3.	Taxes

e.3.1.	Federal Taxes

The principal issues under dispute, relating to assessments issued by the tax authorities, are as follows:

(i)
Amortization of deferred assets arising from goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on this benefits on Federal Revenue Department (RFB) and failure to pay the IRPJ and CSLL amounts due by estimative. The amount involved is R$1,687,592.

(ii)	Method of offsetting tax losses and negative bases. The amount involved is R$85,478.

(iii)
Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming.

The amount involved is R$236,962, part of which, amounting originally to R$2,774, is classified as a probable risk. The updated value, mentioned in item “c” above, is R$3,231. For Intelig, the amount involved is R$39,957.

(iv)
Charge of IRPJ, PIS/COFINS and CSLL for the non-approval of credits for withholding tax on financial investments and negative IRPJ balance used to set off against CSLL and COFINS, and partial approval of a request for registration of a borrowing under Law No. 9.718/98. The amount involved is R$268,995.

The aforementioned cases are being heard in the administrative and legal courts. The total amount involved is R$2,314,689 for Tim Celular, and of this an updated total of R$3.231 is classified as a probable risk. For Intelig the amount is R$39,957.

e.3.2.	State Taxes

The principal issues under dispute relate to questioning by the state treasury authorities of alleged failure to pay ICMS, improper credits, failure to meet ancillary obligations and other aspects judged to be improper, in respect of:

(i)	Payment of tax on the supply of telecommunications services, the sale of cell phones and top-up credits for the prepaid service.

Proceedings being heard in the States of SC, PR and PB. The amount involved is R$86,325, part of which, amounting originally to R$11,711, is classified as a probable risk. The updated value, mentioned in item “c” above, is R$15,485.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(ii)	ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted.

Proceedings being heard in the States of BA, CE, SP, MT, PB, MG, PR and RJ. The amount involved is R$660,697, part of which, amounting originally to R$4,266, is classified as a probable risk. The updated value, mentioned in item “c” above, is R$4,869.

In the case of Intelig, under the above headings, there is a proceeding being heard in the State of SP. The total amount involved is R$20,285.

(iii)	Taxation of international roaming services. Proceedings being heard in the State of RJ for a total amount of R$27,891.

(iv)	Credits booked for the return of cell phones on free borrowing. Proceedings being heard in the State of SP. The total amount involved is R$20,358.

(v)
Failure to include conditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file.

Proceedings being heard in the States of SP and MG. The total amount involved is R$1,343,892.

(vi)
Reconciliation of the tax control register with the related ancillary obligations (electronic data file for services provided, pursuant to Agreement 115/2003), proper registration of goods inwards and outwards, as well as and rejection of request to offset credit against a specific ancillary obligation (ICMS Information and Calculation Guide - GIA).

Proceedings being heard in the States of SP and BA. The total amount involved is R$68,356.

(vii)	Formalities in registers of movements of goods, chiefly prior to the date when the Tax Substitution regime was introduced.

Proceedings being heard in the States of SP, BA and CE. The total amount involved is R$199,670.

(viii)
Use of tax benefit (Program for Promoting the Integrated Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin.

Proceedings being heard in the State of SP and in the DF. The total amount involved is R$698,898.

(ix)	Failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Proceedings being heard in the State of PE. The total amount involved is R$87,550.

(x)	Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law.

Proceedings being heard in the States of RN and BA. The total amount involved is R$69,287.

(xi)	Use of credit to purchase electricity for the companies’ production processes.

Proceedings being heard in the States of PR, PE, RJ, SP, CE, PB and BA. The total amount involved is R$201,841.

(xii)	Credit reversal and late use of credit for purchase of fixed assets.

Proceedings being heard in the States of SP, RS, RJ, PB, PR and BA. The amount involved is R$652,091.

(xiii)	Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS.

Proceedings being heard in the State of SP. The total amount involved is R$19,165.

e.3.4.	Municipal Taxes

The principal issues are: (i) alleged non-payment of ISS on the following services: technical programming, administrative plan cancellation service, telephone directory support, supply of data and information and network infrastructure sharing. Proceedings being heard in the State of Rio de Janeiro; and (ii) payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company.

Proceedings being heard in the State of SP. The total amount involved is R$205,358.

e.3.5.	FUST – Telecommunications Services Universalization Fund

Collection of FUST contribution as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST contribution on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

The total amount involved is R$934,248 for TIM Celular. For Intelig the amount is R$86,369.

e.3.6.	FUNTTEL – Telecommunications Technical Development Fund

Payment of the FUNTTEL contribution principally on interconnection revenues, as described in item “e.3.5” above. The total amount involved is R$343,759 for Tim Celular and R$25,678 for Intelig.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

e.4.	Regulatory

 On obtaining an extension of the period of authorization for the use of SMP-related radio frequencies, the subsidiary TIM Celular became liable for the contractual payments on net revenues from the service plans sold under the terms of each authorization. Since 2011, however, Anatel has also been including in the calculation base for this liability the revenues from interconnection and, since 2012, the revenues from Value Added Services. The Company’s position is that these revenues should not be included, since this is not specifically stated in the original Instrument of Authorization. Administrative appeals were therefore lodged against these payments, and if they are unsuccessful appeals will be filed in the courts. On December 31, 2014, TIM Celular had overdue and disputed administrative and legal proceedings amounts, related to authorizations renewal that reaches R$113 million.

In November 2012 Anatel published Ruling No. 13/2012, in which the Governing Council of the Agency expresses its understanding that “The calculation base for the amount payable for renewal of the right to use radio frequencies, granted under the Instrument of Authorization for the supply of Personal Mobile Services (SMP), includes, among other things, revenues from interconnection, additional facilities or amenities, and operating revenues from the provision of SMP.” Accordingly, on December 21, 2012, TIM submitted to Anatel a Request for the Annulment of Ruling No. 13/2012. This request was denied in December 2014, and TIM will analyze the decision before taking appropriate action.

Also in relation to the liability on radio frequency renewals, the subsidiary TIM Celular has filed an administrative proceeding challenging the legality of Anatel’s collection supplementary amounts, since 2013, for earlier calculation periods. In the courts, it has obtained a favorable decision at the first instance rejecting the inclusion of interconnection revenues in the calculation base; Anatel is currently appealing this decision.

In view of the renewals of authorization for the use of radio frequencies, the subsidiary was ordered by Anatel, improperly in its opinion, to pay the new Facilities Inspection Fee (TFI) for all its licensed radio base and mobile stations, even though all of them have already been licensed, of operation in the areas where it provides services, in the amounts shown in the following table:

State	Instrument of Authorization	Expiry date	Act	Amount
Paraná (except the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 of 04/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 of 09/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	04/14/2024	1.848 of 04/13/2009	R$333
Ceará	084/2008/PVCP/SPV	11/28/2023	7.385 of 11/27/2008	R$41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7.383 of 11/27/2008	R$20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7.390 of 11/27/2008	R$19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7.386 of 11/27/2008	R$15,020
Piauí	088/2008/PVCP/SPV	03/27/2024	7.389 of 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	05/15/2024	7.388 of 11/27/2008	R$54,000
Bahia and Sergipe	412/2012/PVCP/SPV	08/06/2027	3.833 of 07/06/2012	R$110,803
Minas Gerais	172/2013/PVCP/SPV	04/07/2028	710 of 01/30/2013	R$185,647

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

The new demand for payment of TFI is not supported by the current legislation, in the Company’s view, and accordingly it has been challenged at the administrative level, but it was refuted by Anatel after completion of the administrative proceeding is being treated on legal level, where a favorable injunction has been obtained suspending execution of payment until a final ruling is issued on the case.

26.	Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	2014	2013

Opening balance	299,813	298,808

Additions recorded throughout the year, net of write-offs	(13,538)	1,005

Closing balance	286,275	299,813

The provision is recorded based on the following assumptions:

•
the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•
a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•	the rate used to discount the cash flows is the average debt cost, that was 9.98% p.a. at December 31, 2014 (8.75% p.a. at December 31, 2013).

27.	Shareholders' equity

(a)	Capital

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limtt of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	2014	2013

Value paid up	9,913,415	9,886,887
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,839,770

Number of common shares	2,421,032,479	2,417,632,647

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

At meetings held on September 5, 2014 and October 6, 2014 the Board of Directors of TIM Participações approved the increase in the company’s capital of R$19,301 and R$7,227, respectively, by issuing 2,503,353 and 896,479 new common shares arising from the exercise of call options by the beneficiaries of the company’s Long-Term Incentive Plan in that order (see Note 28).

(b)	Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	2014	2013

Special goodwill reserve	380,560	380,560
Capital reserve - stock options	16,372	10,684
Tax benefit reserve	947,538	826,396
	1,344,470	1,217,640

Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at December 31, 2014 was R$947,538.

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)	Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

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

(ii)	Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover of Holdco, a company that held 100% of the equity of Intelig by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

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

Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 28).

(c)	Revenue reserves

Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company's bylaws and Article 194 of Law No. 6404/76, and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders' meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

(d)	Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the adjusted profit.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

At December 31, 2014, the dividends were calculated as follows:

	2014	2013

Profit for the year	1,546,419	1,505,614
(-) Legal reserve constitution	(77,322)	(75,281)

Adjusted profit	1,469,097	1,430,333

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted profit	367,274	357,583

Dividends per share (Reais per share)	0.1518	0.1480

The Annual and General Meeting of TIM Participações S.A. held on April 10, 2014, approved payment of supplementary dividends (in excess of the mandatory minimum) of R$485,722.

The balance of dividends payable as at December 31, 2014 consists of the minimum dividend amount, as per the above calculation, in addition to the amounts from previous years of R$53,728 (R$39,296 in 2013).

28.	Stock options

2011-2014 Plan

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of the common shares of TIM Participações; and (2) performance of the share price of TIM Participações against a benchmark defined by TIM's Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

Regarding the 2011 Grant, one third of the options could have been exercised by the end of July 2012. However, at the end of July 2013, two thirds of the options could not be exercised as the minimum performance conditions accumulated between 2011 and 2013 were not met. At the end of the first semester of 2014, two thirds could be exercised. The performance conditions of this grant were measured over the 2012-2014 three-year period, with measurements made in July of each year.

Regarding the 2012 Grant, one third of the options could not be exercised at the beginning of September 2013 due to non-compliance with the minimum performance conditions. Two thirds could be exercised at the beginning of September 2014. Three thirds may be exercised at the beginning of September 2015, provided the minimum performance conditions are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, with the measurement calculated in July and August of each year.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

With regard to the 2013 Grant, one third of the options could be exercised by the end of July 2014, Two thirds may be exercised at the end of July 2015 and three thirds may be exercised at the end of July 2016, provided the minimum performance conditions are met. The performance conditions of this grant are measured in the three-year period from 2014 to 2016, and the measurement is made in July of each year.

The variation on stock options due amount and its related weighted average exercise prices are presented below:

	2014	2013		2012		2011
	Weighted average exercise price – R$	Options- thousands	Weighted average exercise price – R$	Options- thousands	Weighted average exercise price – R$	Options- thousands	Weighted average exercise price – R$	Options- thousands

On January 1st	-	6,158	-	4,097	-	2,834	-	-
Granted	-	-	-	3,073	-	2,661	-	2,834
Expired	-	(115)	-	(1,012)	-	(1,398)	-	-
Exercised	7.80	(3,400)	-	-	-	-	-	-
Overdue	-	-	-	-	-	-	-	-
On December 31st	8.34	2,643	8.53	6,158	8.91	4,097	8.84	2,834

Regarding 2011-2013 Plan, from 2.643 thousand options overdue (2013 - 6.158 thousand options), 138 thousand options (2013 -154 thousand options) were exercible. The exercised options in 2014 resulted in issuance of 3,400 thousand stock. The related average exercise prices were variable according to the established criteria in each grant (stock base price: grant 2011 – R$ 8.84; grant 2012 – R$ 8.96; grant 2013 – R$ 8.13; grant 2014 – R$ 13.42).

2014-2016 Plan

On April 10, 2014 the General Shareholders Meeting of TIM Participações S.A. approved a new long-term investment plan granted to senior management and to those holding key positions in the Company and its subsidiaries.

Exercise of the options is not conditional on specific performance targets being achieved.

The effective period of the options is 6 years, and the Company is under no legal or non-formalized obligation to repurchase or settle the options in cash.

With regard to the 2014 Grant, the performance conditions will be measured during the 2015-2017 three-year period, measurement being carried out within the 30 days prior to the date determined by the Board of Directors (September 29 of each year).

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

	2014
	Weighted average exercise price - reais	Options- thousands

On January 1st	-	-
Granted	-	1,688
Expired	-	(232)
Exercised	-	-
Overdue	-	-

On December 31st	-	1,456

Regarding 2014-2016 Plan, there are no exercisable options yet.

Grants

2011 Grant

On the grant date (August 5, 2011), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. This average took into account the trading volume and trading prices of TIM Participações in the 30 days prior to July 20, 2011 (when the Board of Directors of the Company approved the benefit).

On August 5, 2011, options were granted for purchase rights on 2,833,596 shares. At December 31, 2014 a total of 1,532,132 options were exercisable.

The significant data included in the model were: average average weighted share price of R$8.31 on the grant date; exercise price of R$8.84 and volatility of 51.73% p.a.; stock option expected life of 6 years and annual risk-free interest rate of 11.94% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

2012 Grant

On the grant date (September 5, 2012), the exercise price of the options granted was calculated based on the weighted average price of shares of TIM Participações S.A. This average took into account the trading volume and trading prices of TIM Participações from July 1, 2012, to August 31, 2012.

On September 5, 2012, options were granted for purchase rights on 2,661,752 shares. At December 31, 2014, there were 1,050,149 exercisable options.

The significant data included in the model were the following: weighted average share price of R$8.96 on the grant date and volatility of 50.46%, p.a., stock option expected life of 6 years and annual risk-free interest rate of 8.89% p.a. Volatility measurements were based on the price of common shares of TIM over a period of 6 years.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

2013 Grant

On the grant date (July 30, 2013), the exercise price of the options granted was calculated based on the weighted average price of the shares of TIM Participações S.A. Such average took into account the trading volume and trading price of the shares of TIM Participações over the 30-day period preceding July 20, 2013.

On July 30, 2013, options were granted for purchase rights on3,072,418 shares were granted. As at December 31, 2014 a total of 971,221 options were exercisable.

The significant data included in the model were as follows: weighted average share price of R$8.13 on the grant date; volatility of 48.45% p.a.; 6 years' expected life of the stock options, and risk-free annual interest rate of 10.66% p.a. The volatility was calculated based on the price of common shares of TIM over a period of 6 years.

2014 Grant

On the grant date (September 29, 2014), the exercise price of the options granted was calculated using the weighted average share price of TIM Participações S.A. Such average took into account the trading volume and trading price of the shares of TIM Participações over the 30 days preceding the date determined by the Board of Directors (September 29, 2014).

On September 29, 2014, options were granted representing the right to purchase 1,456,353 shares. As at December 31, 2014, there were no exercisable shares.

The significant data included in the model were: the weighted average share price (base price) of R$13,42 on the grant date, volatility of 44.6% p.a., a 6-year expected option life and a risk-free annual interest rate of 10.66% p.a. Volatility was calculated based on the price of the common shares of TIM over a period of 6 years.

The stock options purchase overdue in each exercise end has the following due dates and exercise prices, weighted by their own values:

	Stock weighted average price + performance variation	2014*	2013**	2012***	2011****

2014	8.9571 * perf.	-	-	138,117	-
2015	9.5909 * perf.	480,596	971,229	671,091	-
2016	9.697 * perf.	961,192	1,971,900	671,091	-
2017	10.1465 * perf.	1,456,353	1,971,900	671,091	-
2018	10.1465 * perf.	1,456,353	1,971,900	671,091	-
2019	10.1465 * perf.	1,456,353	1,971,900	671,091	-

* Annual maturity date – august
** Annual maturity date - september
*** Annual maturity date – july
**** Annual maturity date - september

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of 2014, totaled R$5,687.

29.	Net operating revenue

	2014	2013	2012

Service revenue - Mobile
Subscription and use	11,007,035	11,309,804	11,086,671
Network use	2,630,661	3,760,751	3,969,138
Long distance	3,094,139	3,332,965	3,217,921
VAS - Additional services	6,616,020	5,353,653	4,404,832
Others	284,168	236,255	201,265
	23,632,023	23,993,428	22,879,827

Service revenue - Landline	901,159	1,071,787	1,470,259
Service revenue	24,533,182	25,065,215	24,350,086

Goods sold	4,471,320	4,596,539	3,405,726
Gross operating revenue	29,004,502	29,661,754	27,755,812

Deductions from gross revenue
Taxes	(6,723,442)	(6,544,661)	(5,954,837)
Discounts given	(2,584,002)	(2,948,294)	(2,774,672)
Returns and others	(198,893)	(247,508)	(262,356)
	(9,506,337)	(9,740,463)	(8,991,865)

Total net revenue	19,498,165	19,921,291	18,763,947

30.	Cost of services provided and goods sold

	2014	2013	2012

Personnel	(80,259)	(61,130)	(61,632)
Third party services	(439,471)	(403,257)	(385,357)
Interconnection and means of connection	(3,429,108)	(4,518,927)	(4,659,052)
Depreciation and amortization	(2,345,481)	(2,097,931)	(1,861,980)
ANATEL fees	(13,887)	(13,071)	(11,767)
Rentals and insurance	(412,519)	(358,948)	(277,483)
Others	(22,746)	(18,097)	(18,735)
Cost of services provided	(6,743,471)	(7,471,361)	(7,276,006)

Cost of goods sold	(3,340,449)	(3,350,841)	(2,604,978)
	(10,083,920)	(10,822,202)	(9,880,984)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

31.	Sales expenses

	2014	2013	2012

Personnel	(624,730)	(563,486)	(501,563)
Third party services	(2,182,284)	(2,201,727)	(2,164,639)
Advertising and publicity	(622,781)	(592,421)	(537,765)
Allowance for doubtful accounts	(248,576)	(240,051)	(250,972)
ANATEL fees	(1,043,713)	(1,030,576)	(1,027,594)
Depreciation and amortization	(158,888)	(170,084)	(178,691)
Rentals and insurance	(95,057)	(76,509)	(57,399)
Others	(46,943)	(36,668)	(55,538)
	(5,022,972)	(4,911,522)	(4,774,161)

32.	General and administrative expenses

	2014	2013	2012

Personnel	(257,887)	(207,260)	(165,837)
Third party services	(553,466)	(513,741)	(446,548)
Depreciation and amortization	(202,789)	(180,570)	(312,714)
Rentals and insurance	(62,937)	(72,779)	(73,196)
Others	(53,675)	(38,206)	(31,648)
	(1,130,754)	(1,012,556)	(1,029,943)

33.	Other revenues (expenses), net

	2014	2013	2012

Revenues
Subsidy income, net	12,370	11,677	7,542
Fines on telecommunications services	34,107	39,226	37,542
Other revenues	9,002	8,030	(11,146)
	55,479	58,933	33,938
Expenses
FUST/FUNTTEL	(189,701)	(173,241)	(183,224)
Taxes, fees and contributions	(3,270)	(1,416)	(2,624)
Provision for legal and administrative proceedings, net of reversal	(260,235)	(279,755)	(236,340)
Other expenses	(31,682)	(21,374)	(32,036)
	(484,888)	(475,786)	(454,224)

Amortization of authorizations	(345,421)	(319,285)	(335,203)

	(830,309)	(795,071)	(789,427)

Other expenses, net	(774,830)	(736,138)	(755,489)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

34.	Finance income

	2014	2013	2012

Interest on financial investments	521,637	257,376	153,026
Interest received from clients	52,707	63,855	68,837
Swap interest	35,452	79,561	174,981
Interest on leasing	32,085	-	-
Monetary adjustment	54,189	46,200	80,719
Other revenue	6,347	4,399	1,452
	702,417	451,391	479,015

35.	Finance expenses

	2014	2013	2012

Interest on borrowings and financing	(337,172)	(268,133)	(227,764)
Interest paid to suppliers	(128,796)	(54,992)	(21,261)
Interest on taxes and fees	(10,658)	(1,191)	(15,732)
Swap interest	(185,284)	(173,649)	(214,713)
Interest on leasing	(43,904)	(14,869)	-
Monetary adjustment	(154,731)	(103,582)	(79,173)
Discounts granted	(86,333)	(97,066)	(71,325)
Other expenses	(50,416)	(36,218)	(14,786)
	(997,294)	(749,700)	(644,754)

36.	Exchange variation, net

	2014	2013	2012
Revenue
Borrowings and financing	3,469	1,189	191,768
Suppliers	6,022	7,504	9,758
Swaps	273,444	206,332	316,185
Others	18,073	19,738	34,077
	301,008	234,763	551,788

Expenses
Borrowings and financing	(273,496)	(233,446)	(313,172)
Suppliers	(11,469)	(17,336)	(21,724)
Swaps	(5,780)	22,113	(194,514)
Others	(8,158)	(10,505)	(26,529)
	(298,903)	(239,174)	(555,939)

Exchange variations, net	2,105	(4,411)	(4,151)

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

37.	Income tax and social contribution expenses

	2014	2013	2012
Current income tax and social contribution
Income tax for the year	(338,999)	(340,763)	(360,491)
Social contribution for the period	(125,754)	(110,565)	(133,472)
Tax incentive – SUDENE/SUDAM (*)	137,192	151,316	82,399
	(327,561)	(300,012)	(411,564)
Deferred income tax and social contribution
Deferred income tax	(234,493)	(240,518)	(213,641)
Deferred social contribution	(84,418)	(86,585)	(76,937)
	(318,911)	(327,103)	(290,578)
Provision for income tax and social contribution contingencies	(26)	(3,424)	(2,450)

	(646,498)	(630,539)	(704,592)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	2014	2013	2012

Income before income tax and social contribution	2,192,917	2,136,153	2,153,480

Combined tax rate	34%	34%	34%

Income and social contribution taxes at the combined tax rate	(745,592)	(726,292)	(732,183)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(25,274)	(53,214)	(72,792)
Attributed cost	-	-	(34,000)
Permanent additions and exclusions:
Undeductible donations	(5,537)	(4,443)	(6,950)
Undeductible fines	(9,796)	(6,359)	(4,407)
Losses accounts receivable – Co billing	(7,674)	(5,558)	(5,600)
Transfer price	(1,846)	(4,159)	(2,483)
Other permanent additions and exclusions	(1,161)	671	(5,562)
Tax incentive – SUDENE/SUDAM	137,192	151,316	82,400
Realization of deferred income tax and social contribution - TIM Fiber merger	-	-	67,977
Other amounts	13,190	17,499	9,008
	99,094	95,753	27,591
Income tax and social contribution charged to income for the year	(646,498)	(630,539)	(704,592)

According to Article 443, item I, of Decree No. 3000/1999, to subsidies for investments not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules, having, therefore, constituted a reserve of R$121,143.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

The Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as at December 31, 2007 (previous date in relation to the application of Law no 11.638/07). The maximum effect of the adoption of Provisional Measure 627/13, converted into Law no 12973/14 would not produce relevant impacts for the Company, the reason why it will not opt for the application of the referred rule as from 2014. This procedure is in accordance with articles 75 and 96 of Law no 12973/14. As from 2015, it is expected that all Brazilian companies will follow the new rule.

38.	Earnings per share

(a)	Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the year.

	2014	2013	2012

Income attributable to shareholders of the company	1,546,419	1,505,614	1,448,888

Weighted average number of common shares issued (thousands)	2,417,850	2,416,837	2,416,837

Basic earnings per share (expressed in R$)	0.6396	0.6230	0.5995

(b)	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2014	2013	2012

Income attributable to shareholders of the company	1,546,419	1,505,614	1,448,888

Weighted average number of common shares issued (thousands)	2,418,877	2,417,509	2,417,092

Diluted earnings per share (expressed in R$)	0.6393	0.6228	0.5994

39.	Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	2014	2013

Telecom Argentina Group (1)	2,843	3,049
Telecom Italia Sparkle (1)	7,282	16,949
Lan Group (4)	6,345	7,708
TIM Brasil (6)	2,458	2,329
Others	674	674
Total	19,602	30,709

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

	Liabilities

	2014	2013

Telecom Italia S.p.A. (2)	31,095	32,267
Telecom Argentina Group (1)	1,246	2,414
Telecom Italia Sparkle (1)	14,638	21,683
Italtel (3)	36,849	24,656
Lan Group (4)	3,094	6,603
TIM Brasil (6)	3,780	3,645
Others	3,683	37
Total	94,385	91,305

	Revenue
	2014	2013	2012

Telecom Italia S.p.A. (2)	2,938	2,804	2,769
Telecom Argentina Group (1)	6,663	7,448	6,025
Lan Group (4)	841	129	-
Telecom Italia Sparkle (1)	10,230	17,352	54,615
Others	-	233	452
Total	20,672	27,966	63,861
	Costs/Expenses
	2014	2013	2012

Telecom Italia S.p.A. (2)	7,225	6,281	4,284
Telecom Italia Sparkle (1)	28,059	29,065	32,556
Telecom Argentina Group (1)	2,880	7,403	8,710
Lan Group (4)	40,444	32,326	26,343
Generali (5)	6,212	12,509	9,625
Others	-	858	155
Total	84,820	88,442	81,673

(1)
These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data -  wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

(2)	These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)	The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)	The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)	The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)	The amounts refer mainly to judicial deposits related to civil proceedings.

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

40.	Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, through the holding Telco S.p.A ("Telco"), hold 23.6% of the voting capital of Telecom Itália S.p.A., the indirect parent company of TIM Participações (the “Transaction”). The Transaction approved by ANATEL on November 5, 2007 together with certain restrictions on the rights of Telefônica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the Transaction by the CADE, Telco´s controlling companies signed a Performance Commitment Instrument (TCD), determining the rules of Telefonica participation on Telecom Italia deliberations and its governance restrictions to the Brazilian market. TIM Brasil Serviços e Participações S.A, controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 31, 2014, the Steering Committee of Anatel agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the Transaction being conditional on the suspension of Telefônica’s entire political rights in Telecom Itália and its subsidiaries and revoking the monitoring commitments previously stipulated. Furthermore, any equity interest of Telefônica in Telecom Itália must be eliminated within 18 months. The Concentration Act referring to the split is still pending analysis at the CADE.

The companies of the TIM Group continue to operate in the Brazilian market on the same independent and autonomous basis as before the Transaction, still ensuring transparency of their transactions with the Telefónica Group in Brazil, including disclosing the total amounts and the nature of such transactions in their financial statements.

At December 31, 2014, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering interconnection, roaming, site-sharing, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing billing long distance calls agreements all entered into similar terms as the ones provided to third parties and, when applicable, considering the legislation on providing such services as shown below:

	2014	2013

Assets	310,732	208,988
Liabilities	(75,083)	(133,538)
Revenues	1,206,043	1,456,276
Costs/Expenses	(792,587)	(1,117,651)

41.	Financial instruments and risk management
Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

The Company's financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

At December 31, 2014, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the borrowings taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

•
the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As at December 31, 2014, TIM Celular has no swap transactions linked to the TJLP.

•
the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2014, the subsidiaries' financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from difficulties in collecting the amounts billed to subscribers. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables for services rendered aat December 31, 2014 and December 31, 2013 or services revenue during the periods ended on those dates.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable from sales of goods at December 31, 2014 and December 31, 2013. Nor there is any customer who individually accounted for more than 10% of accumulated sales revenue from goods up to December 31, 2014.

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

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2014			2013
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	510,698	(67,044)	443,654	246,863	(44,418)	202,445

Current portion	47,541	(67,044)	(19,503)	11,969	(44,418)	(32,449)
Non-current portion	463,157	-	463,157	234,894	-	234,894

The consolidated financial derivative instruments with long-term maturities at December 31, 2014 are as follows:

	Assets	Liabilities
2016	273,399	-
2017	55,116	-
2018	10,809	-
2019	83,384	-
2020 onwards	40,449	-
	463,157	-

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Consolidated financial assets and liabilities valued at fair value:

2014
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value through profit or loss
Trading securities	41,149		41,149
Derivatives used for hedging purposes		510,698	510,698
Total assets	41,149	510,698	551,847

Liabilities
Financial liabilities valued at fair value through profit orss
Derivatives used for hedging purposes		67,044	67,044
Total liabilities		67,044	67,044

2013
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value through profit or loss
Trading securities	28,681		28,681
Derivatives used for hedging purposes		246,863	246,863
Total assets	28,681	246,863	275,544

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes		44,418	44,418
Total liabilities		44,418	44,418

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

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

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

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company's own valuation methodologies.

Financial instruments by category

The Company's financial instruments by category can be summarized as follows:

	Borrowings and Receivables	Assets valued at fair value through profit or loss	Total
At December 31, 2014
Assets, as per balance sheet
Derivative financial instruments		510,698	510,698
Trade accounts receivable and other accounts receivable, excluding prepayments	3,567,303		3,567,303
Financial assets valued at fair value through profit or loss		41,149	41,149
Cash and cash equivalents	5,232,992		5,232,992
	8,800,295	551,847	9,352,142

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
At December 31, 2014
Liabilities, as per balance sheet
Borrowings		6,754,419	6,754,419
Derivative financial instruments	67,044		67,044
Suppliers and other obligations, excluding legal obligations		5,402,204	5,402,204

	67,044	12,156,623	12,223,667

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

	Consolidated

	Borrowings and Receivables	Assets at fair value through income	Total

At December 31, 2013
Assets, as per balance sheet
Derivative financial instruments		246,863	246,863
Trade accounts receivable and other accounts receivable, excluding prepayments	3,548,988		3,548,988
Financial assets shown at fair value through income		28,681	28,681
Cash and cash equivalents	5,287,642		5,287,642

	8,836,630	275,544	9,112,174

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

At December 31, 2013
Liabilities, as per balance sheet
Borrowings		4,746,656	4,746,656
Derivative financial instruments	44,418		44,418
Suppliers and other obligations, excluding legal obligations		5,255,337	5,255,337

	44,418	10,001,993	10,046,411

Capital management

The Group’s objectives when managing capital are to safeguard the Groups ability to continue as going concern in order to provide returns to shareholders and benefits for other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure, the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

At December 31, 2014 no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at December 31, 2014 and December 31, 2013 are shown in the table below:

December 31, 2014

		COUNTERPARTY					AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,264,369	1,264,369	100%	LIBOR 6M + 0.86% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	190,841	190,841	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	266,509	266,509	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	318,387	318,387	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	133,448	133,448	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	239,998	239,998	100%	1.8% p.a.	92.72% of CDI

December 31, 2013

		COUNTERPARTY					AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI MS e BOFA	1,115,324	1,115,241	100%	LIBOR 6M + 0.77% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, BES	224,395	224,395	100%	LIBOR 6M + 2.53% p.a.	95.01% of CDI
USD	LIBOR X DI	BOFA	BOFA	280,822	280,822	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	117,704	117,704	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	117,768	117,768	100%	1.8% p.a.	93.80% of CDI

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

		Currency	Reference Amount		Fair Value
	Subject		(Notional)
			2014	2013	2014	2013

USD exchange risk against CDI	Full hedge of exchange variation risk obtained from the banks BNP Paribas, BEI, BOFA, Cisco, KFW and JP Morgan.	BRL	1,901,769	1,614,311
Asset position					2,377,645	1,829,236
Liability position					(1,933,991)	(1,626,790)

TOTAL			1,901,769	1,614,311	443,654	202,446

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	2014	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (BNP Paribas, BEI, BOFA, Cisco, KFW and JP Morgan)	2,377,645	2,377,645	2,992,828	3,616,319
Fair value of the asset side of the swap	2,377,645	2,377,645	2,992,828	3,616,319
Fair value of the liability side of the swap	(1,931,860)	(1,931,860)	(1,939,034)	(1,946,309)
Net exposure in the swap	445,785	445,785	1,053,794	1,670,010

As the subsidiaries only hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at December 31, 2014 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	11.57%	14.46%	17.36%
USD	2.6562	3.3203	3.9843

Position showing gains and losses with derivatives in the period
2014

USD exchange risk against the CDI	117,833
Net gains	117,833

Leverage

The Group’s objectives when managing capital is to safeguard the Group abillity to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

In line with other companies in the sector, the Group monitors among others indexes its financial leverage based on the Net Debt-to-EBITDA ratio.

The financial leverage indices at December 31, 2014 and December 31, 2013 can be summarized as follows:

	2014	2013

Total borrowings (Notes 20 and 41)	6,310,765	4,544,210
Leasing - Liabilities (Note 18)	329,669	322,670
Leasing – Assets (Note 18)	(195,036)	-
Debts with Anatel (Note 2)	61,860	-
Minus: cash and cash equivalents (Notes 6 and 7)	(5,232,992)	(5,287,642)

Net cash	1,274,266	(420,762)

EBITDA (last 12 months) (*)	5,538,268	5,206,743

Financial leverage ratio	0.23	(0.08)

(*) Reconciliation to Profit for the year:

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

Net profit for the year	1,546,419	1,505,614
Depreciation and amortization	3,052,579	2,767,870
Financial result, net	292,772	302,720
Income and social contribution taxes	646,498	630,539
EBITDA	5,538,268	5,206,743

42.	Defined benefit pension plans and other post-employment benefits

	2014	2013

PAMEC/active participants' policy and Health Plan	645	1,084

The Company and its subsidiaries have defined benefit pension plans and other post-employment benefits particularly as a result of the period of privatization of the Telebrás System. The number of current and former employees that are still entitled to these benefits is extremely low and the amounts involved, whose calculations are based on the criteria set forth in CPC 33 (R1), are immaterial in the context of the financial statements.

43.	Management Fees

Key Management includes statutory officers and the Board of Directors. The remuneration to key Management personnel for their services is presented below:

	2014	2013

Salaries and other short-term benefits	11,272	10,755
Stock option payments	3,464	3,029
	14,736	13,784

44.	Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at December 31, 2014, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$33,222,054
General Third Party Liability - RCG	R$63,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

45.	Commitments

Rentals

The Company and its subsidiaries rent equipments and properties by means of signed many rental agrrements with different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2015	591,359
2016	625,066
2017	656,320
2018	689,036
2019	723,592
3,285,373

46.	Expenses by nature

	2014	2013	2012
Expenses by nature
Cost of services provided and goods sold	(10,083,920)	(10,822,202)	(9,880,984)
Selling expenses	(5,022,972)	(4,911,522)	(4,774,161)
General and administrative expenses	(1,130,754)	(1,012,556)	(1,029,943)
Other revenue (expenses), net	(774,830)	(736,138)	(755,489)
	(17,012,476)	(17,482,418)	(16,440,577)

Classified as:
Personnel	(962,876)	(831,876)	(729,032)
Advertising and publicity	(622,781)	(592,421)	(537,765)
Third party services	(3,167,497)	(3,118,725)	(2,986,376)
Interconnection and means of connection	(3,429,108)	(4,518,927)	(4,659,052)
Cost of goods sold	(3,340,449)	(3,350,841)	(2,604,978)
Depreciation and amortization	(3,052,579)	(2,767,870)	(2,688,588)
Allowance for doubtful accounts	(248,576)	(240,051)	(250,972)
Taxes, fees and contributions	(1,250,571)	(1,218,304)	(1,225,209)
Rentals and insurance	(570,513)	(508,236)	(408,078)
Provision for legal and administrative proceedings	(260,235)	(279,755)	(236,340)
Training	(7,724)	(14,410)	(10,168)
Others	(99,567)	(41,002)	(104,019)
	(17,012,476)	(17,482,418)	(16,440,577)

47.	Supplementary disclosure on consolidated cash flows

	2014	2013	2012

Interest paid	383,469	230,238	299,739
Income tax and social contribution paid	185,826	319,765	287,439
LT Amazonas	3,287	309,714	-

TIM Participações S.A. and Subsidiaries

Notes to the financial statements
At December 31, 2014
In thousands of reais, unless otherwise indicated

48.	Other relevant information

On November 21, 2014, TIM Celular signed with American Tower do Brasil Cessão de Infraestruturas Ltda. (“American Tower”) a Sales Agreement for up to 6,481 telecommunication towers of its own property for around R$3 billion and a Master Lease Agreement (“MLA”) for these towers for the term of 20 years.

The sales transaction was divided into two agreements, the first covering the sale of 5,232 towers, and the second covering the sale of the remaining 1,249 towers. In the case of the towers under the second agreement there is a right of first refusal - “ROFR”, defined under an infrastructure Sharing Agreement currently in effect and established between TIM and other operators. The sales transaction provides for a procedure whereby the towers will be transferred in tranches to the end-buyer. Although this transaction has been approved by CADE, until this date no transfer tranche has taken place, as it is required the compliance with ROFR of third parties. The first transfer should cover at least 50% of the towers agreed.

In addition, TIM will enter into an infrastructure lease agreement (MLA) for part of the space existing on the same towers sold at the time these are transferred. The lease agreement will be effective for 20 years from the date of the first transfer and contemplates monthly lease amounts depending on the type of tower (greenfield or rooftop).

The sales and lease agreements are part of a larger agreement and constitute a single transaction between the companies. Therefore, this is a sale and leaseback transaction. This transaction will bring benefits to the Company’s operational and financial capabilities in favor of its investments in expansion and quality.