Form 20-F
period 2015-12-31
TIM PARTICIPACOES SA
filed 2016-04-14
CIK 1066116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

As part of our migration to the Novo Mercado listing segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011. On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE. From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, under the symbol “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

Market Share Data

We calculate market share information based on information provided by Brazil’s National Telecommunications Agency (Agência Nacional de Telecomunicações), or Anatel. We calculate penetration data based on information provided by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE.

Presentation of Financial Information

We maintain our books and records in reais. The consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As a complement to the CPC and IFRS principles, the Company also applies accounting practices established under Brazilian corporate law and rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and Anatel. The selected financial information for the Company included in “Item 3A. Key Information—Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

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

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or Central Bank, at December 31, 2015 of R$3.9048 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

•	our ability to successfully implement our business strategies;

•	weak Brazilian domestic economic conditions and further hindrance of growth due to ongoing corruption investigations nationally;

•	an increase in competition from other players and services in the telecommunications industry, particularly global and local Over The Top, or OTT, players (operators such as mobile virtual network operators or branded resellers offering content and services on the Internet without owning their own proprietary telecommunications network infrastructure);

•	increased consolidation in the Brazilian wireless telecommunications market;

ii

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	our ability to expand our services while maintaining the quality of services provided;

•	system technology failures, which could negatively affect our revenues and reputation;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;

•	performance of third party service providers and key suppliers on which we depend;

•	government policy and changes in the regulatory environment in Brazil, particularly as an economic group classified as having significant market power in some markets;

•	our dependence on authorizations granted by the Brazilian government;

•	the effect of inflation;

•	the effect of exchange rate fluctuations; and

•	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

iii

Part I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto. Our consolidated financial statements included herein as of and for the years ended December 31, 2015 and 2014 have been audited by PricewaterhouseCoopers Auditores Independentes. The reports of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appear elsewhere in this annual report. For our consolidated financial statements, including the notes thereto, as of and for the year ended December 31, 2013, please refer to the financial statements accompanying our annual report filed on Form 20-F on April 15, 2014 with the Securities and Exchange Commission.

The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2015 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2015 (as reported by the Central Bank of R$3.9048 to U.S.$1.00). See “—Exchange Rates” for information regarding exchange rates for the Brazilian real. You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2015 U.S.$	2015 R$	2014 R$	2013 R$	2012 R$ (Reclassified)(1)	2011 R$ (Reclassified)(1)
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
Net operating revenue	4,389,175	17,138,851	19,498,165	19,921,291	18,763,947	17,085,977
Cost of service provided and goods sold	(2,127,345)	(8,306,857)	(10,083,920)	(10,822,202)	(9,880,984)	(8,542,639)
Gross profit	2,261,830	8,831,994	9,414,245	9,099,089	8,882,963	8,543,338
Operating revenue (expenses)
Selling expenses	(1,236,144)	(4,826,895)	(5,022,972)	(4,911,522)	(4,774,161)	(4,848,512)
General and administrative expenses	(306,105)	(1,195,277)	(1,130,754)	(1,012,556)	(1,029,943)	(963,394)
Other incomes (expenses), net	111,246	434,395	(774,830)	(736,138)	(755,489)	(663,783)
Operating profit before financial income (expense)	830,828	3,244,217	2,485,689	2,438,873	2,323,370	2,067,649
Financial income (expenses)	(67,706)	(264,378)	(292,772)	(302,720)	(169,890)	(244,168)
Income before income tax and social tax contribution	763,122	2,979,839	2,192,917	2,136,153	2,153,480	1,823,481
Income tax and social contribution	(232,712)	(908,694)	(646,498)	(630,539)	(704,592)	(545,636)
Net income for the year	530,410	2,071,145	1,546,419	1,505,614	1,448,888	1,277,845
Net income per share	0.2192	0.8558	0.6396	0.62276	0.59950	0.56450
Diluted net income per share	0.2191	0.8557	0.6393	0.62280	0.59943	0.56420
Number of shares outstanding:
Common shares (in millions)	2,421	2,421	2,421	2,418	2,418	2,418
Preferred shares (in millions)	0	0	0	0	0	0
Dividends per share	0.04958	0.1936	0.1518	0.1480	0.1423	0.1259
Balance Sheet Data:
Property, plant, equipment and intangibles, net	5,282,355	20,626,541	18,237,563	14,643,423	13,555,699	12,493,487
Total assets (2)	9,066,700	35,403,652	32,343,144	27,931,722	26,036,062	23,533,424
Loans and financing	2,029,921	7,926,436	6,754,419	4,746,656	4,390,095	3,660,583
Shareholders’ equity	4,336,469	16,933,044	15,322,034	14,594,640	13,832,870	12,953,354

	As of and for the Year Ended December 31,
	2015 U.S.$	2015 R$	2014 R$	2013 R$	2012 R$ (Reclassified)(1)	2011 R$ (Reclassified)(1)
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Capital stock	2,526,710	9,866,298	9,866,298	9,839,770	9,839,770	9,839,770
Cash Flow Data:
Operating Activities:
Net cash provided by operations	1,095,627	4,278,206	6,441,064	5,269,502	4,965,169	4,154,180
Investing Activities:
Net cash used in investing activities	(723,233)	(2,824,082)	(6,863,357)	(3,560,907)	(3,764,726)	(4,319,253)
Financing Activities:
Net cash provided (used) in financing activities	(150,254)	(586,713)	367,643	(844,697)	(225,918)	1,051,696
Increase (decrease) in cash and cash equivalents	222,140	867,411	(54,650)	857,862	1,166,925	886,623
Cash and cash equivalents at beginning of year	1,340,143	5,232,992	5,287,642	4,429,780	3,262,855	2,376,232
Cash and cash equivalents at end of year	1,562,283	6,100,403	5,232,992	5,287,642	4,429,780	3,262,855

(1)	The reclassifications are illustrated in Note 3(b) of the Financial Statements accompanying our annual report filed on Form 20-F on April 26, 2013 with the Securities and Exchange Commission.

(2)	See Note 2(e) to our consolidated financial statements. With respect to the years ended December 31, 2013 and 2012, the total assets were reduced in R$206,445 and R$72,915 based on the same matter.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

Historically, macroeconomic conditions in Brazil have been characterized by wide swings in economic growth and significant fluctuations in interest, inflation, and foreign exchange rates. In recent years, official interest rates in Brazil, as well as the exchange rate of the real against the U.S. dollar, have fluctuated, and gross domestic product, or GDP, growth has been increasingly weak compared to prior years, slowing to 0.2% in 2014, and contracting in 2015at a rate of 3.8% with a forecasted contraction of 2.9% in 2016.

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

The Brazilian government, in the face of this speculative and volatile international economic environment, adopted a series of countercyclical measures to stimulate the economy, including tax decreases, a decrease in interest rates, an expansion of credit and a systematic easing of monetary policy. The Special System of Settlement and Custody basic interest rate (Sistema Especial de Liquidação e Custódia), or SELIC, (which is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government) was cut throughout 2012, reaching a low of 7.25% on October 10, 2012, where it remained until April 17, 2013 when it was again revised positively. Efforts by the Brazilian government to stimulate the economy did not have the intended effect, with GDP growth of only 0.9% in 2012. Efforts by the Brazilian government to stimulate the economy were reversed in 2013 due to inflationary pressure. As of December 31, 2013, the SELIC rate was 10.00% and as of December 31, 2014, was 11.75%. In January 2015, the SELIC rate was raised to 12.25%, and then further increased in March 2015 to 12.75% to 13.25% at the end of April 2015, to 13.75% in June 2015, and finally to 14.25% at the end of July 2015, where it remained as of December 31, 2015. During the first quarter of 2016, the SELIC remained stable at 14.25%.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies, with recent years showing significant and consistent depreciation as explained in further detail below in “—Exchange Rates.” Although in 2009 and 2010, the real appreciated against the U.S. dollar by 25.5% and 4.3%, respectively, in 2011, 2012, 2013 and 2014, the real depreciated against the U.S. dollar by 12.6%, 10.6%, 14.7% and 13.4%, respectively. During 2015, as a result of the poor economic conditions in Brazil, large-scale investigations related to corruption and bribery involving certain politicians, state-owned companies and construction companies (including the ongoing “Lava Jato” investigation, among others), depreciation of the real increased at a rate much higher than in previous years. On September 24, 2015, the real fell to a historical low since the introduction of the currency in 1994, at R$4.195 per U.S.$1.00. As of December 31, 2015, the real-U.S. dollar exchange rate was R$3.9048 per U.S.$1.00.

The official inflation rate was 6.41% in 2014, above the 5.91% recorded in 2013, the 4.5% rate targeted by the Central Bank, and just within the upper limits of the “oscillating” band of plus or minus two percentage points considered acceptable by the Central Bank. In 2015, inflation increased significantly, with an official inflation rate of 10.7%. Inflation in 2015 was negatively impacted by the rise in the administered prices of goods and services such as electricity, water and fuels, as controlled by the Brazilian government. Inflation directly impacts our results of operations as certain of our assets and liabilities are subject to monetary adjustments by reference to indexes that measure or that are impacted by inflation such as National Index of Consumer Price (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, and SELIC. In 2015, the net impact of inflation adjustments was a loss of R$121.0 million and in 2014, was a loss of R$100.5 million. The loss in 2014 can be explained by inflation adjustments on a R$93 million loan and on a R$913 million loan, each from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us. The loss in 2015 can similarly be explained by inflation adjustments on a R$69 million loan and on a R$1,475 million loan, each from BNDES (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts”) and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”). In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base. Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

The table below sets forth data regarding GDP growth or contraction, inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	For the Year Ended December 31,
	2015	2014	2013	2012
GDP growth (contraction)(1)	(3.8)%	0.1%	2.3%	0.90%
Inflation (IGP-M)(2)	10.54%	3.67%	5.53%	7.81%
Inflation (IPCA)(3)	10.67%	6.4%	5.9%	5.8%
DI Rate(4)	14.14%	11.57%	9.77%	6.90%
TJLP(5)	7.50%	5.00%	5.00%	5.50%
Appreciation (devaluation) of the real against the U.S. dollar	(47.01)%	(13.39)%	(14.64)%	(8.94)%
Exchange rate (closing)—R$ per U.S.$1.00	3.9048	2.6562	2.3426	2.0435
Average exchange rate—R$ per U.S.$1.00(6)	3.9613	2.6553	2.3621	2.0487

(1)	Brazilian GDP for 2015, 2014 and 2013 was calculated using the new procedures adopted by the IBGE.

(2)	Inflation (IGP-M) is the general market price index as measured by Fundação Getúlio Vargas, or FGV, and represents data accumulated over the 12 months in each year ended December 31, 2015, 2014 and 2013.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2015, 2014 and 2013.

(4)	The DI rate is the average daily inter-bank deposit rate in Brazil.

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate on the last day of each year.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. The real depreciated against the U.S. dollar by 15.7% in 2001 and 34.3% in 2002. Although the real appreciated by 22.3%, 8.8%, 13.4%, 9.5% and 20.7% against the U.S. dollar in 2003, 2004, 2005, 2006 and 2007, respectively, in 2008, as a result of the international financial and economic crisis, the real depreciated against the U.S. dollar by 24.0%. In 2009 and 2010, the real appreciated against the U.S. dollar by 25.5% and 4.3%, respectively. In 2011, the real depreciated by 4.8% against the U.S. dollar. On December 31, 2011, the period-end real/U.S. dollar exchange rate was R$1.8758 per U.S.$1.00. In 2012, the real depreciated a further 8.94% against the U.S. dollar. On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S.$1.00. Real/U.S. dollar depreciation continued through 2013, 2014 and 2015. On December 31, 2013, the period-end real/U.S. dollar exchange rate was R$2.3426 per U.S.$1.00. On December 31, 2014, the period-end real/U.S. dollar exchange rate was R$2.6562 per U.S.$1.00. In 2015, the real continued to depreciate significantly against the U.S. dollar, with the period-end real/U.S. dollar exchange rate at R$3.9048 per U.S.$1.00 on December 31, 2015, representing a 47.01% depreciation.

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

	Reais per U.S. dollar
Year	High	Low	Average	Year End
2011	1.9016	1.5345	1.6746	1.8758
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4169	1.9528	2.1603	2.3426
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048

	Reais per U.S. dollar
Month	High	Low
October 2015	4.0010	3.7386
November 2015	3.8506	3.7010
December 2015	3.9831	3.7476
January 2016	4.1558	3.9863
February 2016	4.0492	3.8653
March 2016	3.9913	3.5589
April 2016 (through April 13)	3.6921	3.5284

Source: Central Bank/Bloomberg

On April 13, 2016, the selling rate was R$3.5429 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 13, 2016 may not be indicative of future exchange rates.

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

Risks Relating to our Business

We may be unable to successfully implement our business strategy.

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

Our ability to implement our strategy is influenced by many factors outside of our control, including:

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition from global and local OTT players (operators such as mobile virtual network operators or branded resellers offering content and services on the Internet without owning their own proprietary telecommunications network infrastructure);

•	increased competition in our principal markets that could affect the prices we charge for our services;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	system technology failures, which could negatively affect our revenues and reputation;

•	the introduction of transformative technologies that could be difficult for us to keep pace with and which could cause a significant decrease in our revenues and/or revenues for all mobile telephone carriers;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	performance of third party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;

•	government policy and changes in the regulatory environment in Brazil;

•	the effect of exchange rate fluctuations;

•	the effect of inflation;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

As a result of these uncertainties, there can be no assurance that our strategic objectives can effectively be attained in the manner and within the timeframes described.

We face increasing competition from other players and services, which may adversely affect our results of operations.

The opening of the Brazilian market to competition for telecommunications services has adversely affected historical margins in the industry. We face increased competition throughout Brazil from new entrants and existing players in the personal communications service, or PCS, market. We compete with providers of wireless services and trunking, and with providers of fixed-line telecommunications and Internet access services, because of the trend toward the convergence and substitution of fixed services for mobile, as well as bundling data and voice services. As a result, the cost of maintaining our revenue share has increased and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence. Other than TIM, the following entities also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro, Telefônica Brasil S.A., or Telefônica Brasil, under the brand name Vivo, TNL PCS S.A. and 14 Brasil Telecom Celular S.A., under the brand name Oi and, recently, Nextel Telecomunicações Ltda., under the brand name Nextel, each of which offers mobile services through its existing trunking network and recently launched third generation, or 3G, and fourth generation, or 4G, mobile telecommunications network technology. Possible market consolidation may allow other telecommunications companies to compete more aggressively against us. Additionally, we may face competitors with greater access to financial resources.

We also expect to face increased competition from other services. Technological changes in the telecommunications field, such as the development and roll-out of 3G and 4G mobile network technology, and Voice over Internet Protocol, or VOIP (including offers from third party OTT competitors like Skype, Google Talk, FaceTime and WhatsApp), are expected to introduce additional sources of competition in the voice market. OTT applications are often free of charge, other than for data usage, accessible via smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the Internet, bypassing more expensive traditional voice and messaging services such as SMS, which have historically been a source of significant revenues for mobile network operators such as us. With the growing use of smartphones, tablets and computers in Brazil, an increasing number of customers are using OTT application services in substitution for traditional voice or SMS communications. As a result of these and other factors, we face a mobile market in which price pressure has been increasing.

OTT application providers also leverage on existing infrastructures and generally do not operate capital-intensive business models associated with traditional mobile network operators like us. OTT application service providers have recently become more sophisticated competitors, and technological developments have led to a significant improvement in the quality of service, in particular speech quality, delivered via data communications applications such as OTT. In addition, players with strong brand capability and financial strengths, such as Apple, Google and Microsoft, have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in average revenue per user, or ARPU, and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

We expect that new products and technologies will emerge and that existing products and technologies will be further developed. The advent of new products and technologies such as these could have a variety of consequences for us. New products and technologies may reduce the price of our services by providing lower-cost alternatives, or they may also be superior to, and render obsolete, the products and services we offer and the technologies we use, thus requiring investment in new technology. If such changes occur, our most significant competitors in the future may be new participants in the market without the burden of an installed base of older equipment. The cost of upgrading our infrastructure and technology to continue to compete effectively could be significant.

Rising competition may increase our churn rate and could continue to adversely affect our market share and margins. Our ability to compete successfully will depend on the effectiveness of our marketing efforts and our ability to anticipate and adapt in a timely manner to developments in the industry, including the technological changes and new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors. It is difficult to predict which of many possible factors will be important in maintaining our competitive position or what expenditures will be required to develop and provide new technologies, products or services to our customers. If we are unable to compete successfully, our business, financial condition and results of operations will be materially adversely affected.

We may be unable to respond to the recent trend towards consolidation in the Brazilian wireless telecommunications market.

The Brazilian telecommunications market has been consolidating. For example, in September 2014, Telefónica S.A., or Telefónica, entered into a stock purchase agreement to acquire from Vivendi S.A., or Vivendi, all of the shares of GVT Participações S.A., the controlling shareholder of Global Village Telecom S.A., or the GVT Acquisition. Anatel approved the GVT Acquisition in December 2014 and the Brazilian antitrust authority, Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, approved the same in March 2015. The GVT Acquisition increases Telefónica’s share of the Brazilian telecommunications market, and we believe such trend is likely to continue in the industry as players continue to consolidate. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations. We may also consider engaging in merger or acquisition activity in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by the following, among other factors:

•	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;

•	the expansion of LTE and 4G technology, and the introduction of the 4.5G network layer and simultaneous management of multiple technology layers, such as GSM, 3G, and 4G through different spectrum bands, which also involves managing the LTE RAN sharing agreement among TIM and two other mobile operator companies (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”);

•	new customer behaviors, particularly migrating services from voice to data, requiring new planning models and accelerating the evolution of communications to increasingly occur on the IP network;

•	ongoing improvements in the capacity and quality of digital technology available in Brazil; and

•	continued auction of licenses for the operation of additional bandwidth.

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

Our business as a mobile telecommunications services provider depends on our ability to maintain and expand our mobile telecommunications services network. We believe that our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	increasing marketing activities;

•	improving our understanding of customer wants and needs;

•	continuous attention to service quality; and

•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel.

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

Telecom Italia S.p.A., or Telecom Italia, through its ownership of TIM Brasil Serviços e Participações S.A., or TIM Brasil, our controlling shareholder, has the ability to determine actions that require shareholder approval, including the election of a majority of our directors and, subject to Brazilian law, the payment of dividends and other distributions. Telecom Italia’s single largest shareholder is Vivendi, which is able to exercise significant influence over Telecom Italia. Telecom Italia may pursue acquisitions, asset sales, joint ventures or financing arrangements or may pursue other objectives that conflict with the interests of other shareholders and which could adversely affect our business, financial condition and results of operations.

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

We face various cyber-security risks that could result in business losses, including but not limited to contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, equipment failures, unauthorized access to and loss of confidential customer, employee and/or proprietary data by persons inside or outside of our organization, cyber-attacks causing systems degradation or service unavailability, the penetration of our information technology systems and platforms by ill-intentioned third parties, and infiltration of malware (such as computer viruses) into our systems. Cyber-attacks against companies have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or third parties operating in any region, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective We may not be able to successfully protect our operational and information technology systems and platforms against such threats. Further, as cyber-attacks continue to evolve, we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability. The inability to operate our networks and systems as a result of cyber-attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber-attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, or operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition and results of operations.

Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2015, we had approximately R$9,442 million in consolidated outstanding indebtedness of which 35% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency. If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

Due to the nature of our business we are exposed to numerous lawsuits, consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits and other proceedings brought by or on behalf of consumers in the ordinary course of our operations as a mobile telecommunications provider in Brazil. We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in

Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid and postpaid plans which are commonplace in the Brazilian telecommunications industry. As of December 31, 2015, we are subject to 14,156 consumer claims classified as probable loss, filed at the judicial and administrative levels. The aggregate contingency value of these claims is R$51.9 million. See Note 22 to our consolidated financial statements.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, emphasizing the issues related to our tax planning strategies as well as questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2015, we are subject to approximately 2,587 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$8.6 billion, including risks related to lawsuits classified as probable and possible loss.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Notes 3(c) and 22 to our consolidated financial statements.

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

Our operations depend to a significant extent on the ability of our customers to pay for our services. In the years ended December 31, 2015, 2014, and 2013, we made allowances for doubtful accounts in the amounts of R$230.6 million, R$248.6 million, and R$240.0 million, respectively, primarily due to defaults in payment by our customers. As a percentage of our gross revenue, our provisions for doubtful accounts amounted to 0.9%, 0.9%, and 0.8% in the years ended December 31, 2015, 2014, and 2013, respectively. Under Anatel regulations, we are allowed to undertake certain measures to reduce customer defaults, such as restricting or limiting the services we provide to customers with a history of defaults. If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts, which could have an adverse effect on our results of operations.

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

Under Anatel’s General Plan for Competition Goals (Plano Geral de Metas de Competição), or PGMC, we have been classified as having significant market power in the following relevant markets: (i) passive infrastructure in transport and access networks (provision of cellular towers); (ii) mobile network inbound calls (otherwise referred to as the mobile network termination market); and (iii) national roaming. Due to such classification, we are subject to increased regulation under the PGMC, which could have an adverse effect on our business financial condition and results of operations. Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks (Valor de Uso de Rede Móvel), or VU-M, are regulated.

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, as well as the termination of calls on local fixed line networks, or TU-RL, and the Industrial Exploration of Dedicated Lines (Exploração Industrial de Linhas Dedicadas), or EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up, which takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of February 2016. It is our position that Anatel’s decision to establish VU-M rates – a price related to the provision of telecommunications services in the private regime – based on a cost model does not comply with Brazilian law. Accordingly, we filed an annulment application with Anatel in connection with the July 2014 resolution, which was rejected by Anatel in March 2015. In May 2015, we presented a further appeal, and this appeal is still under review by Anatel. We are currently reevaluating our strategy due to new commercial conditions, and there is no assurance that our appeal will be successful and even if our appeal were to be successful, we would likely still be subject to some form of systematic rate regulation as a result of our classification as having significant market power.

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

As a mobile telecommunications provider, we are subject to extensive regulatory obligations in the performance of our activities which may limit our flexibility in responding to market conditions, competition and changes in our cost structure or with which we may be unable to comply.

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

In addition to the rules set forth by Anatel, we are subject to compliance with various legal and regulatory obligations including, but not limited to, the obligations arising from the following:

•	the PCS authorizations under which we operate our cellular telecommunications business;

•	the fixed authorizations (local, national long distance, international long distance and multimedia service) under which we operate our telecommunications business;

•	the Consumer Defense Code; and

•	the General Telecommunications Law (Law No. 9,472/97, as amended).

In addition, like other companies, we are also subject to national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, as administrative proceedings for breach of quality standards have been brought by Anatel in the past , we cannot provide any assurance that we are in full compliance with our service quality obligations under the PCS authorizations. In fact, there are some administrative proceedings regarding noncompliance with quality goals and regulatory obligations that resulted in Anatel levying fees against TIM Celular as part of its universal measures adopted in 2012 for all mobile operators, which were issued to improve the quality of services provided to the population overall.

A recent example of how sudden and unilateral government action can affect our industry occurred in December 2015, when mobile telecommunications operators received a judicial order to block the application WhatsApp nationally for a period of 48 hours as a preventative measure in connection with a criminal suit proceeding in the First Division Criminal Court of São Bernardo do Campo.

We cannot assure that we will be able to fully comply with each of the applicable laws, regulations and authorizations or that we will be able to comply with future changes in the laws and regulations to which we are subject. Moreover, compliance with this extensive regulation, the conditions imposed by our authorization to provide telecommunication services and other governmental action may limit our flexibility in responding to market conditions, competition and changes in our cost structure. These regulatory developments or our failure to comply with them could have a material adverse effect on our business, financial condition and results of operations.

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

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In December 2015, Anatel auctioned left over radiofrequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band which had originally been auctioned in 2012. This particular band spectrum provides for 4G mobile services. The bidding currently remains in the “Opening, Analysis and Assessment of Price Proposals” stage, and the auction is expected to be finalized, with winners to be selected in the first half of 2016. However, based on the preliminary results of the bidding, we have been classified as the first ranked bidder in the lots for Recife, in the state of Pernambuco, and Curitiba, in the state of Paraná, based on our bids of R$32 million and R$24.5 million, respectively, totaling R$56.5 million, which bids were renewed in March 2016. RF authorizations are generally valid for a period of 15 years and renewable for 15 more years (with exceptions such as the LTE ‘P’ Band, for which the authorization period is less than 15 years), and our current authorizations will start to expire in April 2023, beginning with 3G RF authorizations.

Any partial or total revocation of our authorizations or failure to receive renewal of such authorizations when they expire would have a material adverse effect on our financial condition and results of operations.

The new index applied for the remuneration for the use of PCS networks may not be adequate.

Since 2006, Anatel has used the Telecommunications Service Index (Índice de Serviços de Telecomunicações), or IST, to adjust mobile and fixed termination rates and EILD, which substitutes the General Price Index (Índice Geral de Preços Disponibilidade Interna), or the IGP-DI, an inflation index developed by the FGV, a private Brazilian foundation. Thus, the prices we may charge for our services may be indirectly impacted by this index. In the years 2010 through 2013, the IST presented a much smaller variation than the IGP-DI, however in 2014 and 2015, the IST varied more than the IGP-DI. On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of February 2016. If this new adjustment mechanism, or any other mechanism chosen by Anatel in the future, does not adequately reflect the true effect of inflation on our prices, our results of operations could be adversely affected. As previously mentioned, we have filed an annulment application with Anatel in connection with the July 2014 resolution, however we are currently reevaluating our strategy due to new commercial conditions, and there is no assurance that our appeal will be successful and even if our appeal were to be successful, we would likely still be subject to some form of rate regulation as a result of our classification as having significant market power.

Anatel’s proposal regarding the consolidation of prices could have an adverse effect on our results of operations.

Anatel issued new regulations on interconnection rules from 1997 to 2014, some of which could have an adverse effect on our results. The rules that may adversely affect our results are (1) Anatel had defined clearly that the same PCS provider with different authorization areas may receive only one instead of two interconnection charges, or VU-M, for long distance calls originated and terminated in their networks, and (2) if the free-market negotiation of prices for mobile termination VU-M is not successful, Anatel (i) would apply, in 2012 and 2013, Resolution 576, which contemplates a reduction of approximately 18% and 12% in 2012 and 2013, respectively, over the mobile interconnection rate; and (ii) will apply Resolution 600 from 2014 to 2016, according to which the VU-M reference rates of the operators with significant market power in 2014 were 75% of the valid VU-M in 2013, and in 2015 by 50% of the valid VU-M in 2013. As noted above, in July 2014, Anatel established a fully allocated cost model for reference rates by allocating the various service costs to determine a basic price, effective as of February 2016. Although we have filed an action for annulment of Anatel’s VU-M decision (which was rejected by Anatel but which we are appealing), we are currently reevaluating our strategy due to new commercial conditions, and there is no assurance that our appeal will be successful and even if our appeal were to be successful, we would likely still be subject to some form of rate regulation as a result of our classification as having significant market power. Accordingly these regulations can have an adverse effect on our results of operations because (1) our interconnection charges would likely continue to drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for operators without significant market power.

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

We were the first mobile operator to negotiate a contract with a virtual operator. The first contract to be submitted for Anatel’s approval in December 2010 was for an authorization license in partnership with us, and commercial operations commenced in July 2012. We commenced operations with a second virtual operator in March 2013 and, as of December 2015, these operators collectively represent approximately 375,000 subscribers. We have signed contracts with further virtual operators and currently expect that the launch of commercial services with such operators will occur in 2016.

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

On July 2, 2002, Anatel published Resolution No. 303 that limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In 2009, the Brazilian government enacted Law No. 11,934 establishing limits related to the magnetic and electromagnetic emissions to be as defined by the World Health Organization and requiring that operators had to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station. The records must be five years old at most. In 2015, Anatel established a computerized system called Mosaic in order to store the measurement reports and better assess the level of human exposure to electromagnetic fields. Anatel also began working with Brazilian telecommunications operators in January 2015 to ensure their required registered reports were being stored in Mosaic. TIM met its 2015 required reporting levels, submitting 10,243 registered reports.

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

In 2011, the IOF tax was expanded to tax loans entered into by banks and companies outside of Brazil with a maturity of less than 360 days. Additionally, the IOF tax rate related to exchange currency increased from 0% to 0.38%, with certain exceptions. The IOF tax rate related to international loans entered into in Brazil by foreign banks and companies remained at 6% in 2012, however the maturity requirement was increased from 360 to 1800 days (approximately 5 years), and subsequently reduced to 720 days and later to 360 days in an effort to manage the flow of foreign capital entering Brazil through offshore loans. In 2013, the Brazilian government maintained the IOF tax rate on international loans at 6% and the maturity requirement at 360 days. On June 4, 2014, the minimum maturity for such international loans subject to the IOF was reduced from 360 to 180 days, maintaining the rate of 6% in 2015.

Effective as of December 1, 2011, currency exchange transactions carried out for the inflow of funds to Brazil for investments made by a foreign investor (including a holder of ADSs that is non-resident in Brazil, as applicable) are subject to IOF/Exchange tax at a 0% rate in the case of variable income transactions carried out on Brazilian stock, futures and commodities exchanges, as well as in the acquisitions of shares of Brazilian publicly-held companies in public offerings or subscription of shares related to capital contributions, provided that the company has registered its shares for trading in the stock exchange. As of June 5, 2013, this beneficial tax treatment was extended to all investment made under the rules of Resolution 2,689, of January 26, 2000, as amended, or Resolution CMN 2,689, of the National Monetary Council (Conselho Monetário Nacional), or CMN, in the Brazilian financial and capital markets, including an investment in our common shares.

Since December 24, 2013, the transfer of shares that are listed on a stock exchange located in Brazil with the specific purpose of backing the issuance of depositary receipts traded abroad is subject to a 0% IOF rate. From October 8, 2014, operations of trading Fixed Income Index Fund quotas on stock exchanges or organized over-the-counter market are subject to a 0% rate of IOF.

On July 1, 2015, Decree No. 8,426 came into effect, which restored PIS and COFINS on financial revenues at a cumulative rate of 4.65% (previously set at 0% by Decree No. 5,442/2005). From that date, all financial revenues became taxable, except for revenues related to foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange variations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over the counter transactions.

In addition, Law No. 13,241, published on December 31, 2015, suspended the 0% PIS and COFINS rate on the sale of goods such as smartphones and handsets, which starting from January 1, 2016 were set back to the rate of 7.6% of COFINS and 1.65% for PIS.

Since December 2015, the principal tax applicable to goods and telecommunication services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS, rates over telecommunication and goods were increased in some Brazilian states due to local legislation to an average of 3% and 1%, respectively.

Provisional Measure No. 687, published on August 18, 2015 (and converted into Law No. 13,196, which was published on December 2, 2015) authorized the monetary adjustment, based on the IPCA, of the Contribution to the Development of the National Film Industry (Contribuição para o Desenvolvimento da Indústria Cinematográfica Nacional), or CONDECINE, which is a tax levied on telecommunications services with the objective of promoting Brazilian audiovisual industry.

Further changes in tax regulations could impact our financial assets and liabilities as well as our pricing, which could have a material adverse effect on our business, financial condition and results of operations.

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

According to the General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, a general price inflation index developed by FGV, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, negative 1.72% in 2009, 11.32% in 2010, 5.10% in 2011, 7.81% in 2012, 5.51% in 2013, 3.67% in 2014 and 10.54% in 2015. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, published by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were, 5.7% in 2005, 3.1% in 2006, 4.6% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014 and 10.67% in 2015. Inflation increased monthly throughout 2016, as measured by the IPCA-15, which records inflation from approximately the 15th of the previous month to the 15th of the current month, by 0.92% over the month of January, 1.42% over the month of February, and 0.43% over the month of March. Uncertainty regarding certain government fiscal measures could contribute to greater inflation over the course of 2016. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Brazilian currency has been devalued frequently over the past four decades. Throughout this period, the Brazilian government has implemented various economic plans and exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency and the U.S. dollar and other currencies. For example, the real depreciated against the U.S. dollar by 15.7% in 2001, 34.3% in 2002, 32% in 2008, 4.8% in 2011, 8.94% in 2012, 14.64% in 2013, 13.39% in 2014 and 47.01% in 2015. Notwithstanding the fact that the real has appreciated 11.5%, 8.7%, 25.4%, and 4.3% in 2006, 2007, 2009 and 2010, respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future.

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

The Central Bank establishes the basic interest rate target (the SELIC rate) for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The SELIC rate was revised, positively and negatively, during 2011 and was 11.00% as of December 31, 2011. In 2012, the Central Bank undertook a systematic easing of monetary policy in an effort to stimulate growth. The SELIC rate was cut throughout 2012, reaching a low of 7.25% on October 10, 2012, where it remained until April 17, 2013, after which it was repeatedly revised upward. As of December 31, 2013, the SELIC rate was 10.00% and as of December 31, 2014, the SELIC rate was 11.75%. The SELIC rate was again revised upward throughout 2015: in January 2015, the SELIC rate was raised to 12.25%, and then further increased in March 2015 to 12.75% to 13.25% at the end of April 2015, to 13.75% in June 2015, and finally to 14.25% at the end of July 2015, where it remained as of December 31, 2015. During the first quarter of 2016, the SELIC remained stable at 14.25%.

At December 31, 2015, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, including R$2,528 million tied to the TJLP, R$2,300 million tied to the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or CDI rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and some of our other real-denominated indebtedness, and R$69 million tied to UMIPCA (Unidade Monetária IPCA do BNDES) and R$564 million tied to fixed interest rates and R$1,475 million tied to SELIC. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations. Nevertheless the company invests its cash in CDI, which can absorb part of the financial expenses impact.

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although the global economy recently has been showing signs of improvement, domestic economic conditions are weak. The official inflation rate has continued to climb, reaching 10.67% in 2015. Inflation directly impacts our results of operations as result of certain of our assets and liabilities being subject to inflation adjustment, and if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base. Brazilian GDP contracted by 3.8% in 2015, its worst result since 1990, and there is significantly reduced liquidity in the domestic capital and lending markets. In response to such tighter credit, negative financial news or declines in income or asset values, consumers and businesses may postpone spending, which could have a material adverse effect on the demand for our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

The ongoing “Lava Jato” investigation regarding corruption at and with Petróleo Brasileiro S.A., or Petrobras, and any future corruption investigations in Brazil, may hinder the growth of the Brazilian economy and could have an adverse effect on our business.

Petrobras and certain other Brazilian companies active in the energy and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission, or the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with corruption allegations, or the “Lava Jato” investigations. Depending on the duration, outcome and possible expansion of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. Given the relatively significant weight of the companies cited in the investigation, this could have an adverse effect on Brazil’s growth prospects in the near to medium term. Negative effects on a number of companies may also impact the level of investments in infrastructure in Brazil which may lead to lower economic growth in the near to medium term.

The ongoing Operação Lava Jato investigations along with the economic downturn resulted in Brazil being downgraded to junk grade by S&P in September 2015, by Fitch in December 2015 and by Moody’s in February 2016, with corresponding downgrades of various major Brazilian companies. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, including us. Persistently poor macroeconomic conditions resulting from, among other things, the Operação Lava Jato investigations and any future corruption investigations in Brazil and their consequences could have a material adverse effect on us.

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

Investment in securities traded in emerging markets such as Brazil often involves more risk than other world markets, given the track record of economic instability and constant changes. The Brazilian stock market is significantly smaller, less liquid and more concentrated, compared to the world’s major stock market. At December 30, 2015, BM&FBOVESPA’s market capitalization was approximately R$1.9 trillion (U.S.$489.7 billion). The Brazilian capital market shows significant concentration. The top five shares in terms of trading volume accounted for approximately 30.1 % of the total volume traded on the BM&FBOVESPA in the year ended December 31, 2015. These characteristics of the Brazilian capital market may substantially limit the ability of investors to sell shares at the desired price and time, which may materially and adversely affect share prices.

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

See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below in “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Taxation of Gains,” are exempt from the Brazilian income tax. Gains realized through transactions on Brazilian stock exchanges not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15% and also to withholding income tax at a rate of 0.005% (to offset the tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges and not in accordance with Resolution CMN 2,689 are subject to tax at a rate of 15%, or 25% if realized by investors resident in a tax haven jurisdiction

An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits J.P. Morgan Chase Bank, N.A., or J.P. Morgan, as depositary, to convert dividends and other distributions with respect to common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution CMN 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

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

We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes, and we are currently held, directly and indirectly, by Telecom Italia through its wholly owned subsidiary, TIM Brasil. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia. See “Item 4. Information on the Company—C. Organizational Structure” for a description of our current corporate structure and Exhibit 8.1 attached hereto for a list of our significant subsidiaries as of the date of this annual report.

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

2015 Important Events

Towers Sale and Leaseback

In November 2014 and January 2015, TIM Celular entered into sale and leaseback transaction, or the ATC Sale-Leaseback Transaction, pursuant to which it executed a Sales Agreement, or the Sales Agreement, and a Master Lease Agreement, or MLA, with American Tower do Brasil Cessão de Infraestruturas Ltda., or ATC. Under the Sales Agreement, TIM Celular can sell up to 6,481 telecommunications towers owned by it for approximately R$3 billion, and under the MLA TIM Celular can then lease back part of the space on these towers for a period of 20 years from the date of transfer of each tower, with monthly rental prices depending on the type of tower (greenfield or rooftop). The ATC Sale-Leaseback Transaction will benefit the Company’s operating and financial capacity and allow it to expand its investments and improve quality of services.

The Sales Agreement provides for the towers to be transferred in tranches to ATC as conditions precedent are met. As of December 31, 2015, three tranches of transfers were made, on April 29, September 30 and December 16, 2015. As a result of these three tranches of transfers, we transferred a total of 5,483 towers (84.6% of the total owned by TIM) to ATC, and received a total of R$2,498,421 in cash. The gain on the portion of the assets effectively sold, amounting to R$1,210,980 (net of transaction costs), was recognized as income for financial year 2015, while the gain on the portion of the towers subject to sale and leaseback, amounting to R$1,002,393 (net of transaction costs), was deferred over the lease term (20 year) per the MLA. The discount rate used in the ATC Sale-Leaseback Transaction was determined based on observable market transactions that the lessee would have to pay in a similar lease or borrowing arrangement. The discount rate applied in each tranche is described in Note 1.b to our consolidated financial statements.

2015 mobile market developments

According to Anatel, the Brazilian mobile market reached 257.8 million lines nationwide at the end of 2015, corresponding to a penetration ratio of 125.7%, compared to 138.0% in 2014, for an annual contraction rate of 8.2%, compared to a 3.6% growth rate in 2014. Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. Although the Brazilian telecommunications market’s prepaid customer base has contracted by 13.3% (or 28.39 million lines) over the course of 2015, to 184.5 million lines, it still continues to represent the market’s largest component, constituting 71.6% of total subscriber base as of December 31, 2015 as compared to 75.8% as of December 31, 2014. The significant reduction in the overall number of prepaid users is mainly due to macroeconomic pressures, acceleration in users consolidating multiple SIM cards to a single one, high penetration of mobile service and the rapid substitution of voice for data usage, resulting in a decrease in the so-called “community effect” where consumers value a telecommunications system more as more users adopt it. The postpaid business, however, reached 73.2 million lines in 2015, a 8.0% increase over 2014.

Capital Expenditures

The majority of our capital expenditures in 2013 were related to the expansion of our capacity and quality of our 3G technology and development of technology infrastructure. Our principal capital expenditures in 2014 related to our investment of approximately R$2.92 billion in the acquisition of a license to operate in the 700 MHz spectrum for 4G mobile technology and R$3.7 billion related to improvements in network infrastructure. In 2015, our capital expenditures totaled R$4.7 billion, of which 92.4% was dedicated to network infrastructure. For a detailed breakdown of our capital expenditures in 2013, 2014 and 2015, as well as the total amount of the same each year, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds—Material Capital Expenditures.”

During 2016, 2017 and 2018, we expect to consolidate our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators. See “—B. Business Overview—Competitive Strengths—High quality services” and “—B. Business Overview—Our Strategy—Construction of a unique infrastructure network in the Brazilian market and improving our network” for further information on the types and geographical distribution of these ongoing infrastructure investments. Our capital expenditures are based on commercial, technical and economic factors such as service rates, service demand, price and availability of equipment. There is no assurance that our estimates of such commercial, technical and economic factors will prove to be correct, or that we will actually spend our planned capital expenditures in future periods.

B.	Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. In 2015, a tougher macroeconomic environment affected the telecommunications industry as a whole, and contributed to the first year of overall customer base reduction. As of December 31, 2015, there were approximately 257.8 million mobile lines, representing approximately 125.7% of the population, compared to approximately 280.7 and 271.1 million mobile lines representing approximately 138.0% and 134.3% of the population in 2014 and 2013. As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers, but as previously mentioned, this trend is changing as a result of macroeconomic pressures, an acceleration in users consolidating multiple SIM cards to a single one, a high penetration of mobile service and the rapid substitution of voice for data usage, resulting in an overall reduction in the total number of prepaid base users and a decrease in the so-called “community effect” where consumers value a telecommunications system more as more users adopt it. According to Anatel, at the end of 2013, 2014 and 2015, approximately 71.6%, 80.5% and 78.0%, respectively, of mobile lines were prepaid and 28.4%, 19.5% and 22.0%, respectively, were postpaid. The postpaid business reached 73.2 million lines in 2015, a 8.0% increase over 2014.

Our Business

We are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with 66.2 million lines and a market share of 25.7% in 2015, as compared to 75.7 million lines and market share of 26.9% in 2014, based on data from Anatel. In the year ended December 31, 2015, we lost 9,486 million net lines, compared to a net addition of 2,289 million lines in the year ended December 31, 2014. Through our subsidiaries in various telecommunications markets throughout Brazil, we operate mobile, fixed and long distance telephony, data transmission and ultra-broadband (speeds of more than 34 MB per second, or Mbps) services. For the year ended December 31, 2015, our gross service revenue was R$23.1 billion, a 5.8% decrease from the year ended December 31, 2014, in comparison to a 2.1% decrease in gross service revenue from 2013 to 2014.

Through our GSM network, we serve approximately 95% of the urban population of Brazil, representing the largest GSM network coverage of any mobile telecommunications services provider in Brazil (based on publicly available data of other mobile telecommunications providers), with a presence in approximately 3.4 thousand municipalities. We offer extensive data coverage throughout Brazil with our GPRS technology, covering 100% of our coverage area and our EDGE technology reached almost 95% of our coverage area, in addition to our sophisticated 3G and 4G network covering approximately 82% and 54% respectively of the urban population of Brazil. Our international roaming agreements include approximately 474 networks available in approximately 212 countries. Our fiber network extends from northern to southern Brazil, with an extensive wide area network, or backbone, of approximately 70,000 kilometers, and metropolitan area networks, or backhaul. Our fiber optic network has a unique capacity to offer high quality mobile ultra-broadband service, available through our Live TIM network in the Rio de Janeiro and São Paulo metropolitan regions. In 2015, we continued to connect our antennas with our fiber optic network, a project that reached 194 cities in 2015. This is a key project for the Company which enables us to deliver a high performance data experience to our users. In 2013, we completed the LT Amazonas project, our long distance fiber optic network connecting major cities in the north of Brazil, one of Brazil’s regions with the greatest lack of infrastructure. Fiber optics are particularly important in rural areas such as these because the signals that are transmitted through fiber experience less attenuation (loss of signal strength) and, therefore, can travel longer distances. In connection with the LT Amazonas project, we have entered into financial lease agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil.

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

We believe our net investments of approximately R$4.7 billion in 2015, a 18.6% increase over 2014 and of which approximately 92.4% went towards infrastructure, is indicative of our commitment to enhancing our ability to provide services of the highest quality and meet the demand for voice traffic in Brazil. According to our strategic plan which we disclosed to the market on February 16, 2016, or the 2016-2018 Industrial Plan, we plan on investing almost R$14 billion in Brazil between 2016 and 2018, with the majority of this amount directed to network development.

As of December 31, 2015, we had more than 13.1 thousand points of sales through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 182 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers as alternative channels to access our products and services, totaling more than 328 thousand points of sale throughout Brazil.

For the corporate market, we have more than 465 third party business partners focused on serving small and medium companies and a direct sales force team of 95 employees focused on large companies.

In order to serve our customer base of over 66.2 million customers, we maintain sixteen customer care centers, four of our own and twelve outsourced, comprising around fourteen thousand customer service representatives.

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

High quality services. In the first quarter of 2015, TIM maintained strong results among mobile operators according to Anatel’s Performance Service Index (Índice de Desempenho no Atendimento), or IDA. In the second quarter of 2015, however, the performance levels of all mobile operators declined. We commenced a process to redress this and in August, the date of the last official report disclosed by Anatel, TIM again achieved the second position among mobile operators.

Our services were also set apart from other telecommunication economic groups as having the fewest customer complaints registered with the Brazilian Consumer Protection and Defense Authority, or PROCON, integrated in the National Information Integration System, or SINDEC. The TIM economic group has the fewest registered complaints per one thousand customers, having received 64.4% fewer complaints recorded than the economic group with the largest number of complaints. According to an official report by the National Consumer Bureau (Secretaria Nacional do Consumidor), or SENACON, over the course of 2015, the TIM economic group satisfactorily resolved 80% of Preliminary Investigation Letters, or CIPs, and 75% of Justified Complaints, or RFs, submitted by PROCON. These performance rankings are commensurate with our 2014 results.

Live TIM was recognized by Anatel in 2015 as the best internet connection in the market. Reinforcing our innovative approach and focus on quality, Live TIM was also the Brazilian leader of Netflix’s ISP Speed Index, which measures Netflix performance on particular internet service providers in different countries, and is the most recommended by customers of fixed internet services. In September 2015, we became the leader among Brazilian telecommunications companies in terms of number of cities covered by 4G technology (reaching 411 cities and representing 59% of the urban population in Brazil). In 2015, we received from various market institutions a total of five awards related to customer service (2 gold and 3 silver). We were also awarded second place by ALOIC – the Alliance of Latin American Organizations for Interaction with Customers at the Latam Award held in Mexico in March 2016.

We furthered our commitment to transparency when, in the third quarter of 2014, we began making our financial results meetings open to investors and journalists, as well as by teleconference, computer, smartphone and tablet.

We also continue to provide high quality services by means of our continued investment in infrastructure. Such investments have been achieved organically, including through building long distance networks and establishing our metropolitan fiber optic cable network, with 1152 new sites connected to fiber in December 2015 compared to December 2014, and by means of acquisition of additional bandwidths including the 700 MHz bandwidth nationally. In December 2015, when Anatel auctioned left over radiofrequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands, we submitted bids for the left over lots of the 2,500 MHz band which had originally been auctioned in 2012. This particular band spectrum provides for 4G mobile services. The bidding currently remains in the “Opening, Analysis and Assessment of Price Proposals” stage, and the auction is expected to be finalized, with winners to be selected in the first half of 2016. However, based on the preliminary results of the bidding, we have been classified as the first ranked bidder in the lots for Recife, in the state of Pernambuco, and Curitiba, in the state of Paraná, based on our bids of R$32 million and R$24.5 million, respectively, totaling R$56.5 million, which bids were renewed in March 2016. As of December 31, 2015 as compared to December 31, 2014, we achieved a 108.4% increase in volume of e-NodeB and 19.2% increase in volume of NodeB, the equipment responsible for adding, respectively, 4G and 3G data traffic capacity to an antenna, and installed and had 1,152 new sites connected to fiber optics, an increase of 32%. During the period from December 31, 2014 to December 31, 2015, our 4G network coverage grew by more than seven times in terms of the number of cities covered, while our 3G network coverage grew by more than 41% over the same period, resulting in our total coverage reaching almost 95% of Brazil’s urban population.

We have also added to our network infrastructure by means of inorganic growth historically, for example, through the acquisition of assets such as Intelig and AES Atimus (later known as TIM Fiber and now TIM Celular).

The acquisition of Intelig expanded our network infrastructure by adding a 100% digital fiber optic network installed from northern to southern Brazil, totaling more than 500,000 kilometers of fiber optic cables, with an extensive wide area network (backbone) of approximately 15,000 kilometers and metropolitan area networks (backhaul) in Brazil’s principal cities. In addition, we added to our network telephone exchanges and satellite stations, connecting to major networks and with capability in major international submarine cable systems. The AES Atimus acquisition positioned us well, compared to our competitors, to capture broadband Internet market share. In Rio de Janeiro and São Paulo, Brazil’s two largest cities, we have a total of 5,500 kilometers of fiber optic cable and 550,000 businesses. Investing in fiber optics in this way allows us to provide high quality services to our customers. These acquisitions also enabled a reduction of infrastructure rental costs, while helping us to obtain significant synergies related to our existing fiber optic network.

Throughout 2015, we also expanded the installation of “Biosites” across Brazil, a cellular antenna shaped like a lamp post and designed to accommodate 3G and/or 4G transmission equipment, illustrating our focus on seeking innovative infrastructure alternatives to improve the quality of and our customers’ satisfaction with our services. Each Biosite is a multifunctional device, allowing not only for the installation of new 3G and/or 4G stations, but also modernizing streetlights in cities and reducing visual clutter, since the cellular antennas and their necessary equipment are self-contained within the post itself, without the need for external or auxiliary engineering structure. During the remainder of 2015 and 2016, we are expected to consolidate our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators.

We are also better able to provide high quality services due to our strong relationship with our suppliers. We operate a system for information technology vendor management in order to improve the commitment of our suppliers. As a result of this approach, we benefit from enhancements like (i) better accountability of end-to-end vendors on our business processes; (ii) better contractual conditions and savings due to the increase of volumes per vendor; (iii) vendor consolidation and specialization in specific platforms/processes, creating the opportunity for long-term investments in such areas; and (iv) active contribution to transformation and simplification.

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

Strong brand associated with innovation. We believe we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of pay-per-call (rather than per minute) offers in the Brazilian market (Infinity Pré), followed by a prepaid daily Internet package delivering a limited traffic allowance (Infinity Web) and a combined daily package of Internet and text messages (Infinity Web + Torpedo). We also introduced the concept of and equalization of prices for local calls and long distance within our network and, in the postpaid business, we launched the concept of unlimited calls within the TIM network (TIM Liberty). TIM launched the first daily prepaid service option (a promotion for customers that have the Infinity plan), data package sharing among multiple devices, and an exclusive partnership with WhatsApp which provides for, among other features, unlimited data traffic for WhatsApp messages (Controle WhatsApp). More recently, TIM launched new plans with unlimited WhatsApp messages, sharing of internet and minutes that can be used on any operator, anywhere in Brazil. We believe the subsequent development of other plans based on these concepts strengthen our leadership position vis-à-vis our competitors in terms of innovation.

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

The only Brazilian telecommunications company listed on the Novo Mercado. Since our listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the BM&FBOVESPA. As part of our listing on the Novo Mercado, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. As part of our strong commitment to these principles, we made our 2015 financial year financial results meetings available by teleconference, smartphone and tablet in addition to computer. We believe that the listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of the Telecom Italia Group in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index, the BM&FBOVESPA Tag Along Stock Index, and the Carbon Efficient Index, comprised of companies that have committed to adopt transparent practices with respect to their emissions of greenhouse gases. In November 2015, we were listed for the eighth consecutive year as part of the portfolio of the Corporate Sustainability Index of the BM&FBOVESPA, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In August 2013, we received for the second consecutive time the gold seal of Greenhouse Gas Protocol, the program of the Center for Sustainability Studies of the FGV, which aims to foster corporate responsibility with respect to greenhouse gas emissions.

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

Our Strategy

Our strategy includes:

Protecting the value of prepaid customer base, shifting focus from absolute market share to share of total revenue, and strengthening our existing customer base. As mentioned above, the Brazilian mobile telecommunications market is facing an overall reduction in the number of prepaid customers, as users which previously held multiple SIM cards are consolidating to one single SIM card due to macroeconomic pressures. In connection with this trend, our strategy is to be chosen as the single SIM provider for the prepaid market by providing offers that are attractive and valuable to customers (such as offering plans with more voice minutes and internet usage) and maintaining our reputation for quality. To support this strategy, we will also implement a new handset strategy and new initiatives in our sales channel model, including a more efficient regional approach.

Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market, particularly increasing mobile Internet penetration and data traffic. We believe mobile operators are in a strong position to address the demand for broadband in Brazil, with the ability to provide flexible price plans (including the prepaid market) affordable to the majority of the Brazilian population. The lack of fixed infrastructure is still an issue for accessibility to fixed broadband, especially in suburban areas, making mobile coverage more suitable for such customers without broadband access. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places. The machine-to-machine market, or M2M, is also an area of opportunity for growth with future applications to be developed.

In addition, our strategy also involves increasing the loyalty of our existing customer base by offering exclusive products to existing customers, focusing on value-added services in our offers, and by differentiation in our products and services. Value-added services represent an important part of the TIM strategy, as it is already a relevant market and has high growth rates with the potential to increase revenue streams. Recent value-added services that we have launched include TIM Music, TIM Protect (backup, antivirus, devices insurance) and plans that include unlimited usage of the WhatsApp messaging application. Such services are generally launched through a partnership with an established over the top player. We believe the foregoing strategies will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not significantly increase our operational costs. We are also constantly seeking new customers through new marketing efforts and promotional initiatives.

Capitalizing on fixed-mobile substitution in voice and traditional services. We seek to capitalize on the existing opportunity of fixed-mobile substitution in voice and data traffic and encourage the use of mobile devices, rather than fixed lines, for long distance communication and Internet. We believe that the main advantage of our product offerings is that our users are able to use our network with the largest prepaid community in the country, given that TIM is the leader in prepaid market. We continue to develop product offerings in connection with this strategy, which we view as key driver for growth.

In the voice market, this strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed-mobile substitution. We have become the market leader in the long distance telecommunications market based on our market share. Fixed-mobile substitution is increasingly evident in Brazilian market, as fixed telephony operators have experienced a decline in revenues. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not impact our performance and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

Providing Internet access to everyone. We intend to provide universal Internet access to all classes, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or other data devices (e.g. tablets, wearables, etc.). Our focus on increased data usage among our customers is also influenced by our ability to effectively manage our handset and accessories sales, with primary focus on smartphone models that provide for quality Internet access at a low cost. This approach has allowed us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase in our number of data users from 49% of our customer base in December 2014 to 51% of our customer base in December 2015.

Leading mobile internet growth in our sector is a key pillar of our strategy, since we see this as the most important market in terms of growth and size in the foreseeable future. Our marketing efforts have also been designed to stimulate internet usage and leverage our 3G and 4G networks by providing for suitable and affordable postpaid and prepaid internet plans.

Construction of a unique infrastructure network in the Brazilian market and improving our network. We are committed to developing a robust network infrastructure capable of serving our customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments. As part of our strategy to focus our investments in infrastructure, we acquired Intelig in December 2009 to establish our own fiber optic network and develop automation projects and acquired the company formerly known as AES Atimus (later TIM Fiber and now TIM Celular) in 2011 to strengthen and expand our fiber optic network.

In 2015, we carried out this strategy through ongoing investments in projects that will continue to differentiate and strengthen our network, such as the construction of new fiber optic networks in the north and northeast of Brazil. In 2015, we delivered major infrastructure projects in 9 major cities throughout Brazil. We have expanded our Mobile BroadBand, or MBB, project, which was launched in 2013, to more than 190 cities, providing improved data transmission for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the core and access networks. Our commitment to providing improved, high-quality services is further reflected by our R$4.7 billion in investments in 2015, roughly 60% of which were in 4G, 3G and 2G infrastructure.

Our infrastructure investment program is facilitated by our strategy to end handset subsidies and to allocate these savings toward infrastructure improvements. We believe that the implementation of our no-subsidy policy has given us a significant competitive advantage compared to other mobile telecommunications operators in the marketplace.

We plan to continue to invest in infrastructure in coming years, with an estimated capital expenditures budget, according to our 2016-2018 Industrial Plan, for the period of almost R$14 billion, which does not consider new 4G spectrum licenses. TIM is the Brazilian mobile operator expected to invest more than any other between 2016 and 2018, according to data submitted to Anatel.

Expansion into new businesses and continued strength in recently expanded sectors. In 2015, Live TIM remained the leader in the residential ultra-broadband market (speeds of more than 34Mbps) according to Anatel, with 34.5% of market share by December. Live TIM offers high quality ultra-broadband, with high-speed data connection varying from 35 Mbps until 1 gigabit (1,000 Mbps) downstream and 500 Mbps upstream speeds, operating within Rio de Janeiro, Duque de Caxias, Nova Iguaçu, São João do Meriti and São Paulo.

In 2015, we had a base of 231 thousand clients, covering 2.6 million addressable households in 269 neighborhoods in the cities mentioned above. We will continue expanding our coverage in Rio de Janeiro and São Paulo states throughout 2016. Our success with Live TIM has resulted from a strategy of transparent communication and a commitment to deliver the services that the consumer actually purchased, which differentiates us from local market practice. As a consequence, Live TIM continues to lead Netflix’s ranking of best broadband services in Brazil (in terms of Netflix performance on particular internet service providers), has the most satisfied users of the market according to research published by CVA Solutions, and has been listed as the best broadband service by Estado de São Paulo, one of Brazil’s leading newspapers.

The Brazilian government has also launched a number of noteworthy programs that are expected to generate additional demand for residential broadband services:

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

Regional Overview

We offer GSM telecommunications services with a national reach to 95% of the urban population, which is one of the most extensive GSM coverage areas in Brazil, with a presence in 3,448 municipalities. We have 2G coverage available to approximately 95% of the urban population, 3G coverage available to approximately 82% of the urban population and 4G coverage available to approximately 54% of the urban population of Brazil.

The map below shows our national coverage areas, considering 2G, 3G and 4G coverage:

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated.

	As of or For the Year Ended December 31,
	2015	2014	2013
Brazilian population(1)	205.2	203.5	198.7
Total penetration(2)(3)	125.7%	138.0%	136.4%
Brazilian subscribers	257.8	280.7	271.1
National percentage subscriber growth	(8.2)%	3.6%	3.5%
Population we cover(1)(6)	187.5	185.0	176.8
Percentage of urban population we cover(4)(6)	94.9%	94.9%	94.8%
Total number of our subscribers	66.2	75.7	73.4
Our percentage growth in subscribers	(12.5)%	3.1%	4.3%
Our percentage of postpaid customers	20.5%	16.5%	16.7%
Our ARPU(5)	16.7	17.6	18.6

(1)	According to the information used by Anatel.

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber.

(3)	Based on information published by Anatel and IBGE/IPC Maps.

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria.

(5)	Average monthly revenue earned per TIM subscriber.

(6)	Internal estimate.

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

Our postpaid plans include the following charges:

•	monthly subscription charges, which usually include a bundle of minutes and data that are included in the monthly service charge;

•	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and

•	additional charges, including charges for value-added services and data services.

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

We offer a single prepaid plan with promotional offerings, which does not include monthly charges. Prepaid customers can purchase a prepaid credits plan that may be used for calls, data and additional services, based on the specific customer’s needs. We have agreements with large national retail stores chains, in addition to partnerships with regional retail stores chains, to offer online recharge. Customers can also recharge straight from their mobile handsets using credit cards such as Visa, MasterCard or Diners Club.

Consumer Plans

In 2015, TIM launched a new portfolio to provide a complete mobile communications solution, which combines voice, data and SMS. We believe the new portfolio will reinforce the strength of our innovative marketing positioning, while maintain our customer base revenues.

Within the consumer business, our main plans include:

Prepaid Plans

•	Infinity: under this prepaid plan, the customer is charged per call of unlimited duration to in-network TIM numbers and local fixed telephones; in 2014, the option of being charged per day for in-network calls was introduced. For SMS and mobile Internet services, clients are charged for day of use, with no charge on any day when not used;

•	TIM Beta: limited plan addressed to young consumers, charged per day for voice (to TIM numbers), SMS and mobile Internet services. The plan works in member-get-member mechanism of acquisition.

•	TIM PRE: new offering launched on November 2015, which includes a weekly data package, unlimited SMS and an amount of minutes that can be used for local and long distance, both in-network and out-of-network calls. The customer is automatically charged on a weekly basis, as long as there is enough balance available.

As a complementary offering to our prepaid plans, we also launched Turbo 7 which consists of a package service that includes unlimited in-network calls, SMS and 50 MB of data per day, over the course of seven days, for R$7. TIM also launched the Turbo WhatsApp offering, based on a partnership between the Company and the instant messaging service WhatsApp. For R$12, customer has 50MB of data and a 30 day free access to the WhatsApp application (VOIP calls not included).

Post-Paid Plans

•	Liberty: in this post-paid plan, the customer receives unlimited talk time with any number on the TIM network, with no restriction on the number or duration of calls, and elects a combination of voice “minutes” and data packages based upon their usage needs. The voice “minutes” portion of the Liberty plan provides the customer, each for a monthly flat fee, with a set number of minutes used to call fixed lines and out-of-network mobile networks. For another monthly flat fee, the Liberty customer can choose an Internet access package from among several options;

•	Liberty Express: for a monthly flat fee paid by credit card, the user gets a package of services that covers the average postpaid customer’s needs. Such services include unlimited in-network calls to TIM numbers, unlimited SMS, and a set number of out-of-network voice minutes combined with a set package of data. The voice and data package combinations under the Liberty Express plan include 40 minutes and 600 MB of Internet for R$74.90 per month.

•	TIM POS: new portfolio launched on November 2015, which includes a monthly 1000-minute package that can be used for local and long distance (in-network and out-of-network calls), unlimited SMS and a choice of data package ranging from 2GB to 20GB. In this offer, domestic roaming is included free of charge.

Controle Plans

•	Liberty Controle and Liberty Controle Express: for a fixed rate every month, the customer has unlimited talk time with any number on the TIM network. For an additional fixed R$12 rate per month, Web + Torpedo Mensal provides 300 MB of Internet access through mobile phones and unlimited SMS per month. Customers also have the possibility of using Infinity Web 10 after reaching 100% of their original 300 MB data plan until the end of the month. Once a new month starts, their fair usage will be restored and they’ll be back to using the Web+Torpedo Mensal. Liberty Controle and Liberty Controle Express customers also receive a R$10 credit to use as the customer wishes (including daily Internet and SMS if he has not elected to add the Web + Torpedo Mensal to his plan).

•	Controle WhatsApp: for a fixed monthly fee, offers unlimited text and voice messages and photos through the WhatsApp application with no bearing on the customer’s Internet allowance, 500 MB of data usage, unlimited SMS to all Brazilian carriers and a R$10 credit for the customer to use as he wishes. Access to WhatsApp also remains free and without speed reduction in the event the customer otherwise reaches his or her data allowance limit, and the customer has the option of buying an additional 300 MB or use daily internet until the end of that same month . This plan is based on a partnership between the Company and the instant messaging service WhatsApp. TIM was the first player to offer WhatsApp within the main benefits of a mobile telecommunications plan and focuses on the data-intensive users with lower available income (thus capturing a large proportion of the emerging middle class with this kind of need). The Controle WhatsApp plan also capitalizes on the growing demand for mobile Internet in the Brazilian market and the WhatsApp application, specifically, as Brazil currently ranks second in the world market for users of this application.

•	TIM Controle: new plan launched on November 2015, which includes a monthly 500-minute package that can be used for local and long distance (in-network and out-of-network calls), unlimited SMS and a 1 GB of data. In this offer, domestic roaming is included free of charge. Following the success of the Controle WhatsApp plan, the new TIM Controle also allow customers to access WhatsApp free of data charges (offer does not include VOIP calls).

Beginning in the first quarter of 2015, for prepaid and control plans, we changed the structure of all of our data plans. Before this date, once a customer reached their plan limit, he was able to continue using data, but at a reduced navigation speed. Now, once a customer has reached the limit of their data plan, the data transmission is no longer available and the user has two options: (i) to repurchase a data package or (ii) to wait for the next data period to commence, which varies by plan, at which point his data availability and usage limit are renewed in full. Postpaid customers can also purchase a data package to navigate in full speed but the usage is not blocked when he reaches the limit of his data package.

Corporate Plans

In 2015, we continued to improve our positioning towards the large companies as potential clients, offering a variety of corporate solutions for mobile or fixed services (both voice and data), as well as value-added services and mobile-to-mobile services. The approach for these top clients are driven by customized solutions and a premium customer service focus.

In the “Small and Medium Enterprises” (Pequenas e Médias Empresas), or PME, customer group, we have focused on the benefits of our main mobile plan offering, Liberty Empresa, which provides unlimited in-network calls to TIM local and long-distance numbers within Brazil, unlimited talk to any radio user via SME through the Liberty Empresa Rádios option, as well as various package options for voice minutes for calls to other operators. To meet the market demand for better control and optimization of customer usage, we have also released a shared minutes package called “Pacote de Minutos Compartilhados Liberty” in August 2015. The shared minutes packages vary from 600 to 100,000 shared local minutes.

A main concentration during recent years has been improving the plan based upon specific needs demonstrated to us. In 2014, for example, we introduced loyalty clauses into new 24 months contracts, with the goal of strengthening customer loyalty to our brand. These loyalty-based contracts are available with all renewed corporate customer plans. In 2013, we launched Liberty Empresa Controle as another plan offering in this part of the market, which provides for a fixed monthly bill without additional charges. This fixed bill includes unlimited in-network calls and a certain amount of credit to use towards other telecom services, such as Internet, SMS and calls to other providers. When the client runs out of credit, he still has the benefit of unlimited in-network calls and the option of purchasing a top-up for more credits. This plan allows companies to expand the use of mobile phones as a tool, while maintaining control of their expenses. Accordingly, the Liberty Empresa Controle plan has a strong appeal for companies seeking other alternatives, such as prepaid plans, for their telecommunications needs. In addition to Liberty Empresa and Liberty Empresa Controle plans, we launched in May 2015 the plan TIM Empresa Tarifa Flat as a better replacement for TIM Empresa Mundi plans. TIM Empresa Tarifa Flat plans represent a major innovation in the Brazilian market because it significantly reduced the bill shock risk to our clients. It includes local and national long distance calls at the same flat rate of R$0.29/minute to all telecommunication providers and to all directions, even if the employees exceed the minute package of 100, 400 and 800 minutes, allowing our client to better estimate the bill. All options also include 100 MB internet built-ins, 50 SMS and unlimited local calls to the enterprise’s TIM numbers and quickly became a best seller.

Towards the end of 2015, we released two new voice plus data offers with competitive prices that were mainly responsible for increasing our revenue. In September, we encouraged our prospects to customize their mobile plans by offering 12 combinations of local minutes plus data, for competitive prices. Starting at R$69,90 monthly, clients pick Liberty Empresa 200, 400 or 800 local minute package to call other providers (unlimited calls to TIM numbers anywhere in Brazil are included) and choose from 1GB, 3GB, 6GB or 10GB internet. Also, the data packages could be share with up to 3 devices (smartphone, modem or tablet) with no speed loss nor reduction. We called this offer “Fale Mais Navegue Mais.”

In November 2015, we launched a new portfolio of offerings to consumers to diminish the “community effect”, we kept business offers attractive to our target customers by also releasing the “Tarifa Flat 1000 minutos + Multi 3GB” offer, promising “a lot of minutes and plenty of internet, to all providers and to anywhere in Brazil.” It includes 1,000 minute package to call all providers, local and/or national long distance, plus 3GB of internet data, 800 SMS and unlimited local calls to the enterprise’s TIM numbers for only R$99,90 monthly. There were also 6GB and 10GB options, respectively at R$129,90 and R$144,90, monthly.

A new Internet data package/plan called Liberty Web Empresa Multi was launched in March 2015, offering our customers the unique experience to share internet with up to 3 devices (smartphone, modem and tablet), with no speed loss nor reduction. Within all of our Internet plan offerings for PMEs, we have launched degrees of discounts depending on the size of data packages that are acquired by the customers. And the TIM Backup solution, which was once offered at no cost for those which subscribe a data plan, is now charged due to its incompatibly with our new main data portfolio, Liberty Web Empresa Multi.

The following presents a brief summary of certain key elements of our Internet corporate offerings:

•	In March 2015 we launched a new family of data plans, the Liberty Web Empresa Multi 1GB, 3GB, 6GB, 10GB, 20GB and 50GB: that offer the possibility to share data with up to 3 devices (smartphone, modem or tablet) with no speed loss nor reduction. Fixed prices respectively charged at R$34.90, R$49.90, R$64.90, R$79.90, R$109.90 and R$159.90 per month. These plans are unavailable for customized orders.

•	Liberty Web Empresa 1 GB, 3 GB and 10 GB: post-paid plans that offer Internet access through modems and tablets, with possibility of repurchasing. This data plan and its packages are no longer offered as our main internet option, as it was replaced for the new Liberty Web Empresa Multi portfolio, and is available for customized orders, only.

•	Liberty Web Smart: plan that offers Internet access for a fixed monthly flat fee only if the customer uses the service during the billing month, with possibility of repurchasing.

•	Liberty Web 20 MB, 50 MB, 100 MB, 300 MB, 600 MB, 1 GB and 3 GB: the first option (20MB) is offered free of charge to our new clients and is automatically included in voice plans that have no data package; from the 50MB data package onwards, data packages are charged at fixed prices of R$9.90,

R$14.90, R$21.90, R$29.90, R$34.90 and R$49.90 per month, respectively, for mobile phone Internet access, with possibility of repurchasing. These packages provide new service options for certain users without Internet to complete their service portfolio and provide new pricing options for heavy users of data.

•	Liberty Torpedo: plan that offers unlimited SMS to any operator at a fixed monthly rate, only payable in the month used.

We have also provided for bargaining flexibility for our Senior Account Channel, allowing this sales force to negotiate at a higher level of discounts.

Value-Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2015 was no exception. We offer, directly or through agreements entered into with third parties, value-added services, including short message services or text messaging, multimedia messaging services, push-mail, video call, WAP downloads, web browsing, business data solutions, mobile-learning services with TIM “Educação”, wellness services with TIM “Bem Estar”, songs with TIM Music, ringbacktones with TIM “Som de Chamada”, applications with TIM Apps Club, voicemail, conference calling, chats and other content to our postpaid and prepaid customers. Under various postpaid mobile plans some value-added services are included in the monthly subscription charge at a specified level of usage.

The following is a brief summary of our principal value-added service offerings to consumers and corporate customer groups:

•	TIM Protect Portfolio: a range of services designed to increase the security of our customer’s devices and personal information. The main services are:

•	TIM Protect Segurança: security solution to protect customer’s PCs, Macs and Android smartphones and tablets with award-winning technologies from Kaspersky Lab. Protection against all new and emerging Internet threats; premium anti-theft/loss protection for Android devices; helps bank, shop and pay online safely

•	TIM Protect Backup: white-label personal cloud solution provided by Funambol. This multi-platform solution supports all types of devices by allowing the storage and synchronization of subscribers’ data (photos, videos, files, etc.)

•	TIM Protect Contacts Backup: provides customer’s phonebook storage and synchronization including SIM-based contacts on feature phones thanks to Gemalto’s SIM cloud backup solution.

•	TIM CPF Seguro: monitors the customer’s CPF (social security number) on-line. Alerts the customer in case of any search or change by any credit, legal or commercial institution, regarding the customer’s CPF.

•	TIM Gourmet: provides a full range of gastronomy services, including a restaurants and events guide, a delivery service (in partnership with ifood.com) and recipes from Chef Claude Troisgros.

•	TIM Music: a music platform for all devices, which includes:

•	TIM Music by Deezer: in partnership with Deezer, TIM Music by Deezer is a service of streaming music which includes offline mode always available through the TIM Music by Deezer application.

•	TIM “Som de Chamada”: a ringbacktone service in partnership with Armotech. Through TIM “Som de Chamada” the customer can choose a song that callers will hear when they call the customer’s TIM number.

•	TIM Music Store: A music store for mp3 music and ringtones. Specially for features or low end phones.

•	TIM “Educação”: a multi-platform umbrella of learning services, which uses SMS, WAP, Internet, applications and interactive voice response, or IVR. Specific services include:

•	TIM Wizard Inglês: an English course in partnership with Wizard, the biggest Brazilian English course franchise, which teaches English using its methodology.

•	TIM Espanhol: a basic Spanish course.

•	TIM Descomplica ENEM: a mobile course in partnership with Descomplica that permits users to prepare for the ENEM and Vestibular, Brazilian college entrance exams.

•	TIM Português: Portuguese tips with Sergio Nogueira, a Brazilian famous Portuguese teacher.

•	TIM “Bem Estar”: a multi-platform umbrella of wellness services, which uses SMS, WAP, Internet, applications and IVR. A prominent feature of this value-added service are “Daily Tips” endorsed by Brazilian personalities, including “TIM Saúde” (health tips with Drauzio Varella), “TIM Boa Forma” (fitness tips with Solange Frazão), “TIM Receitas” (food recipes tips with Edu Guedes) and “TIM Estilo” (style tips with Gloria Kallil).

•	TIM Apps Club: an innovative and signature applications service, wherein the user pays a small monthly fee and receives access to hundreds of the best Android applications without additional cost.

•	TIM Radar: a tracking services for all a company’s devices which also permits the company to send unlimited SMS to employees to provide them with instructions, directions and other relevant messages. TIM Radar will, among others, help companies improve their deliveries and pick-ups.

•	InfoTIM: a corporate SMS service, which allows corporate clients to send and receive SMS to their customer base through the TIM VAS Platform. InfoTIM is an Application to Peer, or A2P, service.

•	Gestor Web: a control tool that enables our corporate clients to manage and control the voice access use of their employees through an exclusive area of the TIM website.

•	TIM Banca Virtual: a digital information service that provides the main magazines in the country (such as Veja, Exame, Superinteressante, Fitness, VIP and Capricho) for our clients to access when, where and how they want. The disclosed contents can be viewed through a portal or via an application that is available for the operating systems Android and IOS, through smartphone, tablet or computer. The main distinguishing feature of the “TIM Banca Virtual” is the user's reading experience, and goes beyond simple transcription of physical searches to digital format and brings elements such as sound, video and interactivity. The model is already used by Editora Abril in their digital content but is the first of its kind for Brazilian telecommunications carriers.

•	TIM Clube de Descontos: a weekly subscription service that provides discounts online and offline for the main stores from all over the country.

•	TIM Viagens: an innovative service that provides, through an application, information, tips, prices, hotels, car and flight offers using a partnership with Booking.com and Decolar.com.

•	TIM Seu Dinheiro: an application that gives the user the knowledge of how to control expenditures, how to save money and also provides a tool that helps to put in practice all the content.

•	TIM Empregos: an innovative service that provides, through an application, information on open jobs in a city of choice within certain departments and job roles. “TIM Empregos” is a partnership with Vagas.com.

•	TIM Kids Criar and TIM Kids Brincar: an innovative platform focused on children from 0 to 10 years with videos, music, interactive games, and educational activities.

•	TIM Gravidez: a platform providing all information that an expectant family needs to have before and after having a baby. An innovative feature of this service is that mothers and fathers receive different content showing each point of view.

•	TIM Espaço Mulher: a multiplatform service focused on women of all ages with the newest content and tips relating to, among others, eating, relationship, family and fitness.

•	TIM Audiobook: an innovative service that permits the user to buy and listen to audiobooks direct from the user’s phone and without internet.

•	EI Plus: a subscription service costing R$4.99 per week, where TIM users can watch live content from Esporte Interativo’s channels (including, for example, UEFA Champions League matches, Brazilian C and D Division soccer tournaments, NFL games, MMA tournaments) by means of an iOS, Android and Windows Phone application and website.

•	IM Games Club: an innovative subscription games applications service, wherein the user pays a small fee and receives access to hundreds of the best game applications without additional cost.

We offer data services which support our value-added services across every technology currently available on our network, starting from GPRS/EDGE capability using the GSM network, followed by 3G/ High Speed Packet Access, or HSPA capability, using 3G infrastructure, and, since 2013, also through the 4G layer, which is fully dedicated to data services. Also in 2013, we launched the MBB program, which combines high capacity backhaul with advanced features of HSPA, such as HSPA+ and Dual Carrier, reaching up to 42Mbps per cell. By December 2015, our 4G data transmission technology, Long Term Evolution, or LTE, at the 2.5GHz and 1800MHz spectrum, was available in 411 cities (representing 59% of urban population). LTE allows the user to access the Internet at very high data speeds. The 2.5GHz LTE network layer is built under an innovative RAN sharing deal with another two Brazilian mobile operators, which establishes that each operator is responsible to cover part of the Brazil with LTE network (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”). This agreement brings significant savings in LTE construction and operation for both companies while keeping subscribers and services completely separate.

Some changes in our business model for value-added services, such as new pricing and implementation strategies, were instrumental in increasing our profits and those of our partners. Value-added services represented 35% of our mobile services gross revenues in 2015, 28.0% of our mobile services gross revenues in 2014, 22.3% of our mobile services gross revenues in 2013, 19.3% of our mobile services gross revenues in 2012. We continued to experience growth in usage of these services in 2015, as illustrated by revenue growth from value-added services of 17% compared to 2014.

Financial and Other Services

Financial Services

In May 2013, the Government enacted Provisional Measure No. 615, which was passed as Law No. 12,865 in October 2013, which provides that telecommunications operators may offer mobile payment services.

From 2013, we have strengthened our activities in the financial service field through the development of partnerships and products for mobile banking, insurance, mobile payment, and “mobile money,” all of which strengthen our core business and provide additional sources of revenue generation. We have entered into financial services pilot projects in partnership with various financial institutions, including testing of Near Field Communication, or NFC, technologies in partnership with Mastercard, RedeCard and Gemalto and “mobile money” payments via mobile phones with Caixa Econômica Federal and MasterCard.

Mobile Insurance

At the beginning of 2012, we launched TIM Insurance for Mobile Theft, our insurance product in partnership with Assurant Solutions. At first we launched the theft insurance exclusively through our virtual store, and were the first and still the only operator to offer mobile theft insurance through an online channel. We now also offer mobile theft insurance in our own stores. The product allows our customers to protect themselves against the costs of mobile handset theft and/or accidental damages (physical or water damage) for monthly prices ranging from R$2.99 to R$54.99, depending on the contracted coverage (theft only, damage only, or complete) and price of the device.

Financial Protection Insurance – “Protected Invoice”

Our “Protected Invoice” service is a financial protection insurance for postpaid plans that guarantees payment of up to 3 of the customer’s TIM bills, each up to R$100.00, in the event of involuntary unemployment or full or temporary physical disability. The insurance, which costs R$6.50 per month, is offered to our postpaid customer base through Smart Message channel, which provides a convenient and easy way to subscribe.

New Insurances – Personal and Residential Markets

Our insurance portfolio also includes the personal and residential accidents markets as a means of capitalizing on additional lines of revenue. We offer two types of personal accident insurance plans: Personal Accident Insurance with Help Desk Assistance and Personal Accident Insurance with Concierge Assistance. Both insurance plans guarantee the payment of R$5,000 in compensation to the beneficiaries in a result of accidental death. Additionally, the plans also offer assistance to plan customers when needed, which adds value for the customer because they can make use of the product routinely, as opposed to only in the rare instance of accidental death.

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

We also offer two types of residential accident insurance plans: “Casa Protegida” and “Casa Protegida Completo.” The first offers cover fire, explosion, lightning and aircraft. It costs R$9.90 per month and is offered to our prepaid customer base. The second offers the same coverage but also includes residential assistance (such as electrician services, leakage tests, and other residential assistance) that can be used at any time. This insurance is offered to the postpaid customer base and has a cost of R$16.90 per month. Both products are offered to our customer base through Smart Message, SMS and IVR channels.

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

TIM Itaucard

The TIM Itaucard is our first payment product, a co-branded credit card in partnership with Itaú, which brings us an unprecedented relationship program based on Itaú's benefits platform. In 2015 our focus was on gaining market share through online efforts and stimulating credit card spending to increase the product’s profitability. TIM Itaucard allows the Company to develop a deeper, more loyal client relationship and provides increased revenues.

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

Mobile Money

With a focus on developing a product for non-banking prepaid clients, we entered into a partnership with Caixa Econômica Federal and MasterCard to develop new payments options via mobile, in the “mobile money” format, a virtual version of a prepaid bank card associated with a mobile number. With this “mobile money” service, which is named TIM Multibank CAIXA, users can use their TIM mobile devices to pay their bills and send and receive money. With the growth in popularity of this service, TIM will strongly contribute to the financial enfranchisement of millions of Brazilians, given that 40% of Brazilian population currently have no bank account.

Revenues

Our total gross operating revenue by category of activity for each of the last three years is set forth below.

	Year ended December 31,
	2015	2014	2013
	(in millions of R$)
Category of Activity
Service revenue	23,120.9	24,533.2	25,065.2
Goods sold	2,646.9	4,471.3	4,596.5
Gross operating revenue	25,767.8	29,004.5	29,661.8

Revenue from mobile telephone services includes revenue from:

•	monthly subscription charges;

•	network usage charges for local mobile calls;

•	roaming fees;

•	interconnection charges;

•	national and international long distance calls;

•	value-added services, including charges for short message services or text messaging, multimedia messaging services, push-mail, BlackBerry service, video call, turbo mail, WAP downloads, web browsing, business data solutions, songs, games, TV access, voicemail, conference calling, chats and other content and services;

•	sales of mobile handsets and accessories; and

•	co-billing.

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

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of February 2016. With the adoption of the cost modeling methods, VU-M are expected to decline, approximately, as follows: Region I: 40-45% in the first year, 47% in the subsequent years; Region II – 35% in the first year, 48% in the subsequent years; and Region III: 24-30% in the first year, 39% in the subsequent years.

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

It is our position that Anatel’s decision to establish VU-M rates – a price related to the provision of telecommunications services in the private regime – based on a cost model does not comply with Brazilian law. Accordingly, we filed an annulment application with Anatel in connection with the July 2014 resolution, which was rejected by Anatel in March 2015. In May 2015, we presented a further appeal, and this appeal is still under review by Anatel. We are currently reevaluating our strategy due to new commercial conditions, and there is no assurance that our appeal will be successful and even if our appeal were to be successful, we would likely still be subject to some form of rate regulation as a result of our classification as having significant market power.

In addition to the VU-M reduction, Anatel established a Bill & Keep, or B&K, rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20% as established by Resolution 600. On February 12, 2015, Anatel approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was object of a judicial suit (on going), in order to suspend its effects. After 2019 the VU-M will be charged by the significant market power whenever their network is used to originate or to finish a call. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution 600, which currently remains pending.

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

In 2012, the unification of the long-distance licenses 23 and 41 was concluded. The 23 customer base migrated to 41, thus making possible a single branded long distance operator for both mobile and fixed. Also in 2012, the Liberty Passport offer for voice and data was launched, which offers customers the innovative concept of unlimited use of Internet and voice services on five continents, paying a fixed value per day of use of each service (voice or data), simplifying the adhesion to our international roaming service, with extremely attractive values.

Sales of Mobile Handsets

We offer a diverse portfolio of handset models from several manufacturers, including Apple, Samsung, LG, Microsoft and Motorola, for sale through our dealer network, which includes our own stores, exclusive franchises, authorized dealers and department stores. We are focused on offering an array of handsets, including essential and smartphones such as the iPhone and Samsung Galaxy devices with enhanced functionality for value-added services, including equipment that provides 4G, 3G, Dual SIM, NFC, Wi-Fi, Internet, Bluetooth and camera functionalities, while practicing a policy of increasing smartphone penetration, focusing on large volumes to gain market share in Brazil. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. At present, we believe that supplies of mobile handsets are sufficient to satisfy demand, but also plan to expand our mobile handset portfolio to new devices focused on the connectivity experience, such as routers, web and wearable devices.

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are being negotiated under the supervision of Anatel.

Sales and Marketing

Our recent sales and marketing strategy has been characterized by:

•	an evolution of our prepaid plans, aimed at breaking the interconnectivity barrier by leveling the prices of both in-network and out-of-network calls using the mechanism of a recurrent recharge (R$7.00/week for clients). The Brazilian market, because of interconnectivity charges, is uniquely characterized by individual clients regularly having chips of multiple telecommunications operators. Accordingly, this change in prepaid plans to minimize the interconnectivity barrier keeps us ahead of our competitors, with a great competitive differential, and reinforces our leadership in this market. We maintained our Infinity plan, which is popular with customers and competitive in areas that we already have leadership in the market, during the evolution of this new plan;

•	an evolution of our postpaid plans, within which we are pursuing a number of strategies, including: (i) a comprehensive review of our plans in order to allow high levels of voice utilization without the interconnectivity impact (same price for any operator on local or long distance calls), as well as high levels of data utilization, (ii) generating acquisition volume by offering postpaid plans that are easy to understand and SIM-only plan options where the customer does not also need to purchase a device, (iii) creating new opportunities for transitioning the higher spending prepaid customers to postpaid (for example, through our new Controle plan for data intensive users), and (iv) creating new markets for postpaid plans, according to our customers’ usage profile (for example, a Controle plan with a R$50.00 price point);

•	improvement of the gamification on the TIM BETA platform, promoting our platform via application, implementing better and more streamlined processes, in order to improve customer satisfaction, brand loyalty as well as profitability and the development of new customer experiences to promote exclusively to our clients; and

•	a restructuring of our corporate business, targeting the growth of the overall sales force in order to boost mobile sales and provide a convergent approach on selected markets and areas. This strategy will continue throughout 2016 in order to meet customer needs and achieve alignment with industry demands.

Our Network

Our wireless networks use 2G, 3G and 4G technologies and cover approximately 95% of the urban Brazilian population based on Anatel’s coverage criteria. In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states.

As part of regulatory commitments, we started covering six cities by April 2013 with 4G/LTE. As of December 2013, we had provided 4G coverage to approximately 27% of the urban population of Brazil, including 19 capital cities. By the end of 2015, we were providing 4G/LTE coverage in 411 cities, making us the national leader in provision of 4G/LTE by number of cities covered, considering implementation in both the 2.5GHz and 1800MHz layers. These cities represent 59% of total Brazilian urban population.

In September 2014, we invested approximately R$2.85 billion to acquire additional bandwidth in the 700 MHz range, aligned with our strategy of expanding our broadband and 4G service across Brazil. We expect to initiate access to this bandwidth in 2017, depending on the progression of spectrum clean-up required of the winning bidders for the spectrum (see “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”). In December 2015, as part of an Anatel auction, we submitted bids for the left over lots of the 2,500 MHz band, which provides for 4G mobile services. The bidding currently remains in the “Opening, Analysis and Assessment of Price Proposals” stage, and the auction is expected to be finalized, with winners to be selected in the first half of 2016. However, based on the preliminary results of the bidding, we have been classified as the first ranked bidder in the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids of R$32 million and R$24.5 million, respectively, totaling R$56.5 million, which bids were renewed in March 2016.

These investments allowed us to reach, by the end of 2015, the milestone of 411 cities with 4G coverage, or 59% of the country’s urban population. We are thus the undisputed leader in 4G coverage in Brazil among mobile telecommunications providers, both by number of cities served and percentage of population covered. A major portion of the Company’s capital expenditures between 2016 and 2018 will be dedicated to further investment in 4G networks.

We consider the purchase of any frequency made available by Anatel for the provision of mobile services as a priority, since having available frequency is core to our business. In 2015, we made R$4.3 billion, or 92% of our capital expenditures (excluding licenses) in investments to improve our network infrastructure, primarily in 4G and 3G deployment, expansion and capacity enhancement of optical transport networks, quality maintenance and enabling of fiber-to-the-site and MBB programs.

Our wireless network has both centralized and distributed functions, and mainly includes transmission equipment, consisting primarily of 12,850 BTS in our GSM network, 12,365 nodeBs for the 3G layer and 7,689 eNodeBs for 4G network as of December 2015, hardware equipment and software installation and upgrades. The network is connected primarily by IP radio links and/or optical fiber transmission systems distributed nationwide. Only a few radiobase stations remain connected by leased lines. Nokia Siemens Networks, Ericsson and Huawei are our main suppliers for GSM and 3G equipment.

In 2013, we launched MBB, initially in 39 cities, which has improved data transmission for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the network core. Our MBB service now reaches 194 cities. By the end of 2015, we delivered important infrastructure projects for the benefit of MBB users, including improvements in data transmission which in turn improve MBB performance, high-speed optical fibers, radio access upgrades and implementation of new functionalities in the network core. We will continue investing in high performance MBB.

Another priority is developing our national network. Between 2016 and 2018, we plan on investing approximately R$14 billion in capital expenditures, continuing our commitment to infrastructure development. In December 2015 as compared with the December 2014, we increased by 32% the quantity of sites connected by optical fiber, contributing to a 29% increase in data carried on our network during 2015. The results are consistent with Anatel’s network quality requirements, and with TIM retaining its solid performance in 2015. From April to October 2015, the Company has met all Anatel’s targets for both voice and data services (3G/4G) in every single state. This achievement is a result of our strong commitment to quality and better usage experience, and our goal to accelerate infrastructure development, particularly with respect to data expansion.

With the acquisition of Intelig, we have integrated more than 15 thousand kilometers of long-distance fiber optic cables connecting the main cities of Brazil. We have been deploying 40G/DWDM/ROADM (dense wavelength-division multiplexing and reconfigurable optical add-drop multiplexer) layers on top of this existing network, modernizing the existing assets by replacing the legacy network. In addition, during last three years, we have entered into joint construction contracts and other partnerships and initiatives, in addition to completing construction projects on our own, that resulted in the expansion of our fiber optic network by approximately 16.0 thousand kilometers (currently TIM has approximately 70.2 thousand kilometers of optical routes). We have also established a partnership with a consortium of electric transmission line operators in the northern region of Brazil, where we acquired the right to launch optical ground wire (OPGW) cables connecting the cities of Manaus, Macapá and other cities near to the transmission line in 2013. During the next few years, we plan to execute additional projects to increase the capillarity of our long-distance backbone network.

Our switching exchanges and intelligent network platforms enable us to offer flexible, high quality voice service at extremely competitive prices. Our satellite network covers distant areas of the country and is being expanded and renewed to provide high capacity private service to other carriers and corporate customers. We also acquired capacity from major submarine cable systems such as AmericasII, Globenet and Atlantis2. As mentioned above, we have initiated a multi-year plan to expand the network with a goal of expanding coverage to the most isolated areas of Brazil.

Finally, the AES Atimus Acquisition and consequent creation of TIM Fiber (now TIM Celular) has improved our optical fiber (or fiber optic) network presence in the metropolitan regions of Rio de Janeiro and São Paulo. Our optical fiber network has a unique capacity to offer high quality ultra-broadband service, available through our Live TIM service.

As of December 31, 2015, our optical fiber infrastructure is highlighted by the following characteristics:

•	the presence of TIM Fiber (now TIM Celular) services in 161 neighborhoods in the metropolitan regions of Rio de Janeiro and São Paulo, with continued expansion in Rio de Janeiro and São Paulo where our Live TIM service is available;

•	the presence of fiber optic networks in 75 cities; and

•	an extensive wide area network, or backbone, of approximately 70,264 kilometers.

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

During 2015, the LTE RAN sharing model for the 2.5GHz spectrum was extended to a third partner operator, Vivo, which is part of the Telefonica group, in order to maximize the benefits that common RAN assets can bring. Anatel and CADE have already approved this three-party deal for certain cities.

In April 2014, TIM Celular and Oi filed with CADE and Anatel an MoU aimed at negotiating the joint construction, implementation and reciprocal assignment of elements of their respective network infrastructure for GSM (2G) and UMTS (3G). On April 25, 2014, during a meeting with TIM Celular and Oi, Anatel requested additional information, including the final draft of the agreement to be executed by the parties. On May 6, 2014, CADE requested additional information about the transaction. On December 30, 2014, TIM and Oi provided additional information and clarification before CADE and Anatel, as requested by the respective authorities. On January 29, 2015, CADE approved the transaction without restrictions and on March 24, 2015, Anatel approved the transaction without restrictions.

In June 2015, we executed an MoU aimed at negotiating the joint use of LTE network (4G technology) under a RAN sharing model (MOCN) pursuant to which Vivo, Oi and TIM will invest proportionally (2 Vivo, 1 Oi and 1 TIM) in sites in certain cities based on their coverage obligations. On December 11, 2015, CADE approved the operation without any restrictions. On December 17, 2015, Anatel also approved the operation based upon MOCN spectrum sharing among only the 3 operators. At the beginning of 2016, however, Anatel required that the parties include new clauses in the contract permitting a new additional operator be added. This contract covers 32 cities in 2015 and will cover 150 cities in 2016 and 525 cities in 2017.

Customer Service

In order to serve our customer base, over 66.2 million customers, we maintain sixteen customer care centers, four of our own and twelve outsourced, comprising around fourteen thousand customer service representatives.

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

In 2015, we developed our electronic customer service menu (URA) by offering more customer-oriented options, providing new services, working to improve current services and working to better comprehend and even solve the customer's issue within the electronic service menu, particularly with respect to certain critical demands. Within the URA, we implemented the concept of decision tree to better achieve the foregoing. We continue to work towards achieving systemic and procedural synergy, multichannel monitoring and management of control indicators.

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

In 2015, we improved the customer care model created in 2014 focused on internet and social media, which aims to improve our customer experience through these digital channels and to provide greater convenience and autonomy. We also designed a specific digital customer care channel – chat and online support – to our TIM Beta customers. We also expanded the Siebel customer relationship management, or CRM, system to postpaid customers, in addition to prepaid customers (for whom the system was implemented in 2014). In the same vein, we commenced a project to replace our current CRM for corporate customers, continuing our commitment to the modernization of our customers service.

We directed many of our efforts to customer service infrastructure. These include aforementioned implementation of Siebel CRM for postpaid and Controle customers, the implementation of Cisco’s IPCC - Precision Routing and a workforce management and point of contact distributor called Backoffice, and the delivery of a new care structure and an omni-channel platform. In respect of our infrastructure governance, we have implemented involuntary routing and focused on reducing droppage of network calls, reducing network contingencies, unifying various tools and increasing the immediate capability of calls.

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

In order to avoid delinquency and discontinuation of service, however, we have invested in CRM models to identify customers with higher propensity to early delinquency, or when a postpaid customer does not pay the first or second invoice, and also reinforced credit history checks for our customers prior to service activation. As a result, our bad debt remained flat throughout 2015. Our “Plano Express” has also proved to be an important tool to prevent early delinquency.

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

Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents of another individual to obtain mobile services, is the main fraud relating to mobile, fixed and long distance service. We are focused on implementing prevention measures in our points of sales to avoid such subscription fraud. Examples of prevention measures include digital authentication for our sales front end system, a strong training program, maintaining a blacklist of offenders to prevent fraud, analysis of the documentation presented and monitoring and identification of point of sale.

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

In addition to TIM, there are three other major participants in the Brazilian mobile market that offer nationwide coverage in all Anatel wireless areas: Vivo, Claro and Oi

The Brazilian mobile telecommunications industry is highly competitive. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot be assessed with precision and that are beyond our control. Among such factors are our competitors’ size, experience, business strategies and capabilities, the prevailing market conditions and the applicable regulations.

Other Competition

We also compete with fixed line telephone service providers. The fixed line incumbent providers in Brazil (Oi, Telefónica and Embratel) offer packages of services including voice (both fixed line and mobile), broadband and other services, e.g. bundling. Fixed line providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers. Our acquisition of Intelig broadened our participation in the fixed telecommunication sector.

We also compete in the corporate telephony business with Nextel, which acts, as part of its services, as a digital trunking (based on push-to-talk technology), or SME, provider. SME providers operate under rules similar to the rules applicable to mobile telecommunications service providers, though trunking operators are not permitted to offer their services to individuals. Nextel has provided trunking services in Brazil since 2001 and, on December 14, 2010, bid R$1.2 billion in winning 12 lots involving new GSM and UMTS frequencies in Anatel’s auction, which gave Nextel the opportunity to be the fifth nationwide mobile telecommunications competitor. Nextel also entered into a national roaming agreement with Telefónica in the beginning of 2014, whereby Nextel personal mobile service, or SMP, customers can use Telefónica mobile 2G and 3G network in regions where Nextel does not have coverage.

On February 9, 2015, Anatel approved, by means of Resolution No. 647/2015, the adjustment of SME licenses into PCS licenses. In December 2015, Nextel won the auction for the 30 Mhz band in the 1,800 Mhz spectrum in São Paulo with an offer of R$455 million. Nextel will use this spectrum to offer SMP services in a movement to transition from an SME operator to an SMP operator.

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10. Additional Information—C. Material Contracts.”

Interconnection and Other Agreements

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

As a means to improve efficiency and reduce costs, we also enter into agreements with the other major Brazilian telecommunications operators related to (i) the cancellation of idle circuits and (ii) interconnection using Session Initiation Protocol (SIP) technology.

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

International Roaming Agreements

We have international roaming agreements available in approximately 208 different countries on approximately 550 networks. These agreements include at a minimum voice service, and may be enhanced based on the technology available on the visiting network and can include SMS, multimedia messaging service, or MMS, GPRS, EDGE, 3G and 4G. Our international roaming agreements have steadily expanded in recent years. In 2013, we became the first operator in Brazil to provide international 4G roaming in Italy, one of the main destinations in Europe for Brazilian travelers. By the end of 2015, we expanded our 4G service to 18 additional countries and 21 operators.

We were also the first Brazilian mobile operator to launch a user-friendly international roaming plan, charging per day of usage. In 2013, we expanded our coverage to prepaid customers and developed a different option for the Liberty Express plan. In October 2015, the Liberty Passport offering was redesigned to offer increased data to customers in key destinations, with the goal of creating a better overall user experience for our customers in general. Moreover, focusing on a key portion of TIM customers, the offering was made available in the United States at a rate of R$9.90 per day of use. As of December 2015, international roaming is available to customers on our Prepaid, Controle and Liberty plans.

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

We are also required to disclose our affiliates’ activities relating to Iran. We have been informed that other members of the Telecom Italia Group have entered into Roaming Agreements and certain agreements (of a de minimis value) for the provision of telecommunication services with Iranian telecommunications operators. The information in this section is based solely on information provided to us by our parent Telecom Italia and our former affiliate Telecom Argentina S.A., or Telecom Argentina (for additional details on our relationship with Telecom Argentina in the year ended December 31, 2015 and as of the date of this Report, see “—Telecom Argentina” below), for purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia and Telecom Argentina inform us that the activities, transactions or dealings each company had in the year ended December 31, 2015 that, to its knowledge, relate in any way to Iran are (1) Roaming Agreements, which allow its mobile customers to use their mobile devices on a network outside of their home network, or Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic to Iran through non-Iranian carriers, or International Carrier Agreements, and (3) other commercial communications agreements of a de minimis value.

Telecom Italia

Telecom Italia informs us that the only activities that Telecom Italia had in the year ended December 31, 2015 that, to its knowledge, relate in any way to Iran are:

•	Roaming Agreements with the following Iran mobile phone operators: Taliya, KFZO – TKC (former Payam Kish), Rightel Communication, Irancell (MTN) and Mobile Company of Iran (MCI);

•	International Carrier Agreements between its subsidiary Telecom Italia Sparkle S.p.A., or TI Sparkle, directly and through its subsidiaries, with Telecommunication Company of Iran; and

•	Telecom Italia has entered into certain agreements for the provision of telecommunication services (marine radio traffic) with Telecommunication Company of Iran (TCI) for services to Islamic Republic of Iran Shipping Lines.

Telecom Argentina

On November 14, 2013, Telecom Italia and Telecom Italia International N.V., or Telecom Italia International, and collectively the Telecom Argentina Sellers, and Tierra Argentea S.A., or Tierra Argentea, a company controlled by the Telecom Argentina Sellers, announced their acceptance of the offer made by Fintech Telecom, LLC, or Fintech, to acquire Telecom Italia’s controlling stake in Telecom Argentina owned by the Telecom Argentina Sellers through their subsidiaries Sofora Telecomunicaciones S.A., or Sofora, and Nortel Inversora S.A., or Nortel, and Tierra Argentea. The purchase offer was for a total amount of US$960 million. In implementing the above-mentioned agreements, on December 10, 2013, the Class B Shares of Telecom Argentina and the Class B Shares of Nortel owned by Tierra Argentea were transferred to Fintech for a total amount of US$108.7 million. On October 25, 2014, the Telecom Argentina Sellers announced the acceptance of an offer by Fintech to amend and restate the agreement announced on November 14, 2013. As a result: (1) on October 29, 2014, Telecom Italia International transferred 17% of the capital stock of Sofora to the Fintech Group; (2) it was confirmed that the transfer of the 51% controlling interest in Sofora was subject to the prior regulatory approval of the Argentine Secretary of Communications (Secretaría de Comunicaciones) and closing of the transaction would not occur until such approval is obtained. Following such approval, the transfer of such controlling interest occurred on March 8, 2016. Accordingly, although we include relevant information for Telecom Argentina for the year ended December 31, 2015, the Telecom Italia Group has divested its entire remaining stake in Telecom Argentina as of the date of this Report.

Telecom Argentina informs us that the only activities it had in the year ended December 31, 2015 that, to its knowledge, relate in any way to Iran are:

•	A Roaming Agreement between Telecom Personal S.A., or Personal, its subsidiary engaged in the provision of mobile telecommunication services in Argentina, with Mobile Company of Iran (MCI) (formerly TCI); and

•	International Carrier Agreements with other international carriers (fixed services) for the delivery of traffic to Iran.

Roaming Agreements

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (TIM Participações, by means of its subsidiary TIM Celular) and, until March 8, 2016, had large mobile operations in Argentina and Paraguay (Telecom Argentina, by means of its subsidiaries Personal and Núcleo S.A., respectively).

It is pursuant to Roaming Agreements that a mobile customer is able to use his or her mobile phone on a network different from such mobile subscriber’s home network. The following is the definition of roaming that we provide in the glossary of this annual report:

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

Roaming Agreements, including those relating to Iran, are on standard terms and conditions. Entering into Roaming Agreements is an activity carried out in the ordinary course of business by a mobile network operator.

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

Telecom Italia informs us that in 2015, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is as follows:

•	its total revenues from Roaming Agreements with Iranian networks were approximately 423 thousand euros;

•	its total charges from Roaming Agreements with Iranian networks were approximately 450 thousand euros;

•	its total receivables from Roaming Agreements with Iranian networks were approximately 642 thousand euros; and

•	its total payables from Roaming Agreements with Iranian networks were approximately 1,502 thousand euros.

Telecom Argentina informs us that in 2015, the consolidated impact on net profit (loss) arising from its Roaming Agreements with MCI were as follows:

•	its total revenues received under Roaming Agreements with MCI were approximately 3 thousand Argentine pesos;

•	its total charges paid under Roaming Agreements with MCI were approximately 3 thousand Argentine pesos.

According to information provided to us by Telecom Italia and Telecom Argentina, these revenues and charges are immaterial to their consolidated revenues and operating expenses.

The purpose of such Roaming Agreements is to provide Telecom Italia and Telecom Argentina’s customers with coverage in areas where they do not own networks. In order to remain competitive and maintain such coverage, the Telecom Italia Group intends to continue maintaining these agreements. As previously mentioned, Telecom Italia completed the sale of its controlling stake in Telecom Argentina on March 8, 2016 and accordingly we are not aware as to whether Telecom Argentina intends to continue maintaining these Roaming Agreements.

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

Telecom Italia informs us that in 2015, the impact on its net profit (loss) arising from the above-mentioned International Carrier Agreements is as follows:

•	its total revenues from traffic from networks located in Iran to its networks were approximately 709 thousand euros;

•	its total charges from traffic to networks in Iran from its networks were approximately 3,910 thousand euros;

•	its total receivables from traffic from networks located in Iran to its networks were approximately 4,344 thousand euros; and

•	its total payables from traffic to networks located in Iran from its networks were approximately 2,645 thousand euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

Telecom Argentina’s total charges paid in 2015 under International Carrier Agreements regarding delivery of traffic to Iran were approximately 6,022 thousand Argentine pesos.

All such revenues and charges are de minimis with respect to Telecom Italia and Telecom Argentina’s consolidated revenues, operating expenses trade receivables and trade payables, respectively.

Other De Minimis Commercial Communications Agreements

Telecom Italia had no revenues in 2015 from its other commercial communications agreements within Iran as described above, and its total receivables from such commercial communications agreements in 2015 amounted to 502 thousand euros.

Taxes on Telecommunications Goods and Services

The costs of telecommunications goods and services to clients are subject to a variety of federal, state and local taxes (in addition to taxes on income), the most significant of which are ICMS, COFINS, PIS, FUST, FUNTTEL, FISTEL, CONDECINE and corporate income tax and social contribution on net income, which are described below.

•	ICMS. The principal tax applicable to goods and telecommunication services is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços, or ICMS, which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets and other products such as modem and SIM cards averages 17% or 20% throughout the Cellular Regions, with the exception of certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as low as 7%. In 2005, certain of the Brazilian states started to charge ICMS on the sale of mobile handsets under a “tax replacement” system, under which the taxpayer that manufactures the goods is required to anticipate and pay ICMS amounts that would otherwise only become due in later steps of the distribution chain.

Since December 2015, the ICMS rates over telecommunication and goods were increased in some Brazilian states by an average of 3% and 1%, respectively, pursuant to local legislation.

•	COFINS. Contribuição Social para o Financiamento da Seguridade Social, or COFINS, is a social contribution levied on gross revenues (financial revenues are levied at the rate of 0% due to Decree No. 5,442/2005 if the company is taxed in the non-cumulative method or if it applies both methods). Since January 1, 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, making this tax noncumulative, raising the rate to 7.6% for certain transactions, except in connection with, among others, telecommunications services, for which the method continues on a cumulative basis at a rate of 3%. On July 1, 2015, Decree No. 8,426 came into effect, which restored COFINS on financial revenues at a rate of 4.0%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over the counter transactions and related to the operational activities of the company).

•	PIS. Programa de Integração Social, or PIS, is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In December 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues

(financial revenues are levied at the rate of 0% due to Decree No. 5,442/2005 if the company is taxed in the non-cumulative method or if it applies both methods), except in connection with telecommunications services, for which the method continues on a cumulative basis at a rate of 0.65%. On July 1, 2015, Decree No. 8,426 came into effect, which restored PIS on financial revenues at a rate of 0.65%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over the counter transactions and related to the operational activities of the company).

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

In 2013, the Brazilian government enacted Provisional Measure No. 627/2013, in order to end the Transitional Tax Regime, or RTT. RTT was implemented in 2008 as a way to neutralize the tax impact caused by the adoption of IFRS accounting rules in lieu of Brazilian GAAP. Provisional Measure No. 627/2013 allows taxpayers to choose either to maintain RTT in 2014 or to be subject to the provisions contained in the Provisional Measure No. 627/2013. Although taxpayers were permitted elect to maintain RTT treatment in 2014, for financial year 2015 they were obligated to adopt the new IFRS accounting rules.

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

In May 2014, Provisional Measure No. 627 was converted into Law No. 12,973, the main objective of which was to implement the new tax regime, adapted to the new accounting guidance provided by IFRS, ending the RTT. Given that the implementation requires specific adjustments to promote the elimination of the effects of registration of the new accounting methods and criteria to the statutory books, some assets and liabilities now have different methods and accounting criteria from those previously adopted by the former accounting rule. Law No. 12,973 establishes as a condition for the accurate tax treatment of these differences to impact only at the time of the realization of these assets or liabilities the creation of subaccounts for individualized control. The treatment is the same in regards to present value adjustments and fair value adjustments.

The rules for deductibility of goodwill were maintained for the transactions which occurred or will occur prior to the end of 2017. The tax treatment by TIM Celular of the goodwill arising from the purchase of the companies AES Atimus SP and RJ will not be impacted by the new rules.

Regarding dividends, Law No. 12,973 ensures the full and unconditional exemption on payment or credit of profits or dividends earned between January 1, 2008 and December 31, 2013, previously paid or not. Uncertainty remains, however, about the exemption on profits and dividends generated in the calendar year 2014, if higher than the taxable income in the same period in the case of companies that do not opt for early adoption of the new post-RTT tax regime that year.

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

In 2014, Anatel issued certain regulations which are particularly relevant to our operations, particularly Resolution No. 632/2014, published in March 2014, which approved the General Regulation on Telecommunications Customers Rights (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações – RGC), with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers, as well as Resolution 639/2014, which approved the rule for the definition of maximum reference rates based on a cost model for entities with significant market power in respect of VU-M, TU-RL and EILD.

Throughout 2015, Anatel issued other important regulations and public consultations that will have great impact on TIM and Intelig’s activities, particularly those summarized below:

•	Between July and August 2015, Anatel approved a public consultation to review groups the groups deemed to have significant market power in relevant markets, as previously established in Resolution 600/12. We are currently classified as having significant market power in the following markets: (i) passive infrastructure in transport and access networks (provision of towers); (ii) mobile network inbound calls (otherwise referred to as the mobile network termination market); and (iii) national roaming. The results of this consultation could have an adverse effect on our competition and business financial condition;

•	In August 2015, Anatel approved, by means of Resolution No. 655/2015, the regulation of national telecommunications products and systems. The resolution lays down specific rules for the fulfillment of certain established commitments to the acquisition of domestically-produced technology products and establishes that Brazilian telecommunications operators must submit to that agency the following documents: (i) the consolidated reports for the period in question, (ii) the report of eligible invoices and (iii) the total amount invested in the implementation of the commitment, set in the Auction No 004/2012 /PVCP/SPV/Anatel, and which will be the basis for calculating the percentage of domestically-produced technology products. Our failure to comply with these obligations may result in various fines and penalties being imposed on us by Anatel.

•	In August 2015, Anatel approved, by means of Resolution No. 656/2015, the regulation of risk management in telecommunications networks and the usage of telecommunication services in disasters, emergency situations and public crises. The resolution established the creation of a Risk Management Group and Performance Monitoring of Telecommunication Network (GGRR), which will be composed by Anatel Superintendents and Brazilian telecommunications operators. The resolution foresees the creation of the group to manage the risks that may affect the safety of telecommunications critical infrastructure in such times of crisis. For the same reason, the resolution required operators to present a Risk Management Plan to Anatel by February 15, 2016.

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

In March 2014, Anatel ruled on the allocation of the 4,900 MHz band for telecommunications services.

In December 2014, we acquired the 718-728 MHz and 773-783 MHz sub-bands, with national coverage. These sub-bands are not yet available for mobile operation since broadcasters are still using them. The mobile operation will only begin after the reallocation of broadcasting channels and approval by Anatel.

On March 4, 2015, by Decision No. 66/2015-CD, Anatel approved our renewal application related to the 4G Block (2500 MHz P Band) in Minas Gerais, and also approved our renewal application concerning the authorization terms of the D and E Bands (900 MHz and 1800 MHz). On July 22, 2015, Authorization Act No. 4710/2015-CD was issued (and subsequently published in the Official Gazette of July 28, 2015), extending the use of the aforementioned authorizations terms.

In December 2015, Anatel auctioned left over radiofrequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz 4G band, which had originally been auctioned in 2012. The bidding currently remains in the “Opening, Analysis and Assessment of Price Proposals” stage, and the auction is expected to be finalized, with winners to be selected in the first half of 2016. However, based on the preliminary results of the bidding, we have been classified as the first ranked bidder in the lots for Recife, in the state of Pernambuco, and Curitiba, in the state of Paraná, based on our bids of R$32 million and R$24.5 million, respectively, totaling R$56.5 million, which bids were renewed in March 2016.

The STFC and SCM authorization terms do not have an expiration date.

The following table shows each of our authorizations in effect on December 31, 2015:

Territory	450 MHz	800 MHz, 900 MHz and 1800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	700 MHz
States of Amapá, Roraima, Pará, Amazonas and Maranhão	—	March, 2031	April, 2023	April, 2023	October, 2027	PA – February, 2024*	December, 2029
States of Rio de Janeiro and Espírito Santo	October, 2027	March, 2031	ES – April, 2023	April, 2023	October, 2027	RJ – February, 2024*	December, 2029
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the city of Pelotas and its surrounding region) and the cities of Londrina and Tamarana in the state of Paraná	PR - October, 2027	March, 2031	April, 2023	April, 2023	October, 2027	DF – February, 2024*	December, 2029
State of São Paulo	—	March, 2031	Interior – April, 2023	April, 2023	October, 2027	—	December, 2029
State of Paraná (except for the cities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*	December, 2029

Territory	450 MHz	800 MHz, 900 MHz and 1800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	700 MHz
State of Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	—	December, 2029
City of Pelotas and its surrounding region in the State of Rio Grande do Sul	—	April, 2024*	—	April, 2023	October, 2027	—	December, 2029
State of Pernambuco	—	May, 2024*	—	April, 2023	October, 2027	—	December, 2029
State of Ceará	—	November, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Paraíba	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Rio Grande do Norte	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Alagoas	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Piauí	—	March, 2024*	—	April, 2023	October, 2027	—	December, 2029
State of Minas Gerais (except for the cities in sector 3 of PGO for RF of 3G and excess RF)	—	April, 2028*	April, 2023	April, 2023	October, 2027	February, 2030	December, 2029
States of Bahia and Sergipe	—	August, 2027*	—	April, 2023	October, 2027	—	December, 2029

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

This new list of proposals for quality indicators is divided into two major groups: Operational Indicators and Indicators Research for measuring the quality of service perceived by the user. Anatel is likely to launch a new public consultation by the end of 2016, in order to review the quality framework.

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

Anatel has initiated administrative proceedings against TIM Celular for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the Agency. As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business, financial condition and results of operations. In the year ended December 31, 2015, the total amount of these fines was R$92,983 thousand. However, only R$28,621 thousand was classified as “probable loss” by our legal advisors.

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

In March 2014 by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), or RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers.

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

Due to such classification we are now subject to increased regulation under the PGMC, which could have an adverse effect on our business financial condition and results of operations. Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks, or VU-M, are regulated. On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of February 2016. Because of our classification as having significant market power in the national roaming market, we must also offer roaming services to other mobile providers without significant market power at the rates approved by Anatel. We are also required to provide other providers without significant market power access to our towers and masts due to our classification as having significant market power in that portion of the passive infrastructure market.

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

With respect to mobile interconnection, in October 2011, Anatel established a mechanism for reducing fixed-to-mobile call rates, applying a reduction of 18% in 2012 and 12% in 2013. In November 2012, through Resolution 600, Anatel decided that the VU-M reference rates in 2014 would be 75% of the valid VU-M in 2013, and in 2015 by 50% of the valid VU-M in 2013. Based on that, in December 2013, VU-M prices for 2014 and 2015 were published in accordance with Resolution No. 600.

In addition to the VU-M reduction, Anatel established a B&K rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. In December 2014, Anatel published Public Consultation No. 47, submitting to public comments potential amendments to the B&K percentages established by Resolution 600. On February 12, 2015, Anatel approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was object of a judicial suit (on going), in order to suspend its effects. After 2019 the VU-M will be charged by the significant market power whenever their network is used to originate or to finish a call. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution 600, which currently remains pending.

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

Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of February 2016.

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

According to the Internet Framework, a presidential decree will be enacted regulating the bill’s provisions, and enacting specific rules regarding network traffic management techniques. Before the presidential decree is enacted, both the Brazilian Internet Steering Committee (Comitê Gestor da Internet) and Anatel will express their opinion on the decree. Brazil’s Ministry of Justice has also launched a public debate on the main themes related to the bill. In addition to the presidential implementing decree, two other statues were discussed during 2015: the personal data protection act, which still needs to be enacted, and the copyright act, which needs updating, which may be concluded in 2016.

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

On March 4, 2015, by Decision No. 66/2015-CD, Anatel approved our renewal application concerning the authorization terms for the D and E Bands based on the Federal Attorney General’s decision. As a result, our authorization term for the usage of these radiofrequencies is extended for 15 years, starting from March 2016. On July 22, 2015, this decision was formalized through the issuance of Authorization Act No. 4710/2015-CD, as later published in the Official Gazette of July 28, 2015.

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

•	Of the 12 available lots in the H Band, 10 were awarded to Nextel, a new entrant in the GSM market, which has traditionally offered trunking services in Brazil. Current operators were prevented from participating due to spectrum caps. Oi and CTBC managed to win the remaining two lots where they had cap availability.

•	The new entrant will be benefited with spectrum and infrastructure sharing, specifically in locations with less than 30,000 inhabitants, subjected to commercial agreements.

•	TIM won individual block of frequencies in five service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Paraná, biding a total of R$81.8 million, which will be paid proportionately to the remaining years in the existing authorization licenses (remaining years/15).

•	VIVO won blocks in 900 MHz and due to available cap, managed to win lots of 1700/1800 MHz in all regions, completing a national coverage of (10+10) MHz in this band.

•	Claro won blocks of spectrum in the 1700/1800 MHz band.

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

The auction also required the winning bidders to proportionally reimburse the broadcasters for the clean-up of the spectrum previously held and used by them. We have spent R$1.199 billion in order to create in March 2015 an entity called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, with the other winning bidders, to ensure the spectrum clean-up. The price allocated to clean-up of the spectrum related to unsold blocks was shared proportionately among the winning bidders who bought the other blocks. To offset such additional cost to the winning bidders, the price of the 700 MHz spectrum was discounted using Anatel’s WACC methodology. In December 2014, we paid R$1.678 billion and recorded R$61 million as a debt in our financial statements as of December 31, 2014 (see Note 14(f) to our consolidated financial statements).

The Authorization Terms for usage of the 700 MHz spectrum were signed in December 2014 and the Articles of Association and By-laws of EAS were filed on March 2, 2015.

In December 2015, Anatel auctioned left over radiofrequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band which had originally been auctioned in 2012. This particular band spectrum provides for 4G mobile services. The bidding currently remains in the “Opening,

Analysis and Assessment of Price Proposals” stage, and the auction is expected to be finalized, with winners to be selected in the first half of 2016. However, based on the preliminary results of the bidding, we have been classified as the first ranked bidder in the lots for Recife, in the state of Pernambuco, and Curitiba, in the state of Paraná, based on our bids of R$32 million and R$24.5 million, respectively, totaling R$56.5 million, which bids were renewed in March 2016.

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

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as LRIC+ Bottom Up is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates to be adopted as of February 2016.

It is our position that Anatel’s decision to establish VU-M rates – a price related to the provision of telecommunications services in the private regime – based on a cost model does not comply with Brazilian law. Accordingly, we filed an annulment application with Anatel in connection with the July 2014 resolution, which was rejected by Anatel in March 2015. In May 2015, we presented a further appeal, and this appeal is still under review by Anatel. We are currently reevaluating our strategy due to new commercial conditions, however, and there is no assurance that our appeal will be successful and even if our appeal were to be successful, we would likely still be subject to some form of rate regulation as a result of our classification as having significant market power.

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

Anatel decided to temporarily postpone shutting down this service, but only until the first half of 2016. We continue to interact with the regulating agency regarding the shutdown of our analog mobile networks and with

STFC concessionaires in respect of the migration of their subscribers from our analog networks in connection with our deactivation thereof.

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

Anatel is likely to launch a new public consultation by the end of 2016, in order to review the quality framework.

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

On August 29, 2012, the companies TIM Fiber SP and TIM Fiber RJ formalized before Anatel their waiver of SCM exploration authorizations. Promptly thereafter, both companies were merged into TIM Celular S.A., which is already authorized to provide such services. Anatel terminated the SCM authorizations held by TIM Fiber SP and TIM Fiber RJ. Upon absorption of TIM Fiber SP and TIM Fiber RJ, TIM Celular S.A, as successor in interest, became the provider of the services previously provided by these companies.

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

The ninth digit was implemented in all the remaining areas of the state of São Paulo on August 25, 2013, and in the states of Rio de Janeiro and Espirito Santo on October 27, 2013. Beginning on November 2, 2014, referred to as “D Day”, the ninth digit was implemented in the states of Amapá, Amazonas, Maranhão, Pará and Roraima. On May 31, 2015, cellular numbers in the states of Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí acquired the ninth digit, and on October 11, 2015, the same was implemented in the states of Minas Gerais, Bahia and Sergipe.

Anatel has defined the terms for implementing the ninth digit in PCS in other locations in Brazil, as follows:

Term	State	National Codes
May 29, 2016	Acre, Distrito Federal, Goiás, Mato Grosso, Mato Grosso do Sul, Rondônia, Tocantins	61, 62, 63, 64, 65, 66, 67, 68 and 69
November 6, 2016	Paraná, Rio Grande do Sul, Santa Catarina	41, 42, 43, 44, 45, 46, 47, 48, 49, 51, 53, 54 and 55

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

We are part of the Telecom Italia Group, which is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector, the television sector and the office products sector. The operating segments of the Telecom Italia Group are organized according to the relative geographical localization for the telecommunications business (Domestic—Italy, Brazil and, until March 8, 2016, Argentina). We are currently held, directly and indirectly, by Telecom Italia through its wholly owned subsidiary, TIM Brasil. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia.

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

Our principal properties consist of transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2015, we had 125 MGW, 68 MSC-S, 234 radio controller stations, 12,365 NodeB, 4,876 (not considering Oi and Vivo equipment) and 7689 (including all partners’ equipment) eNodeB, 12,850 BTS and approximately 70 thousand kilometers in fiber optic cable networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of financial year 2015, we had leased approximately 17,000 new square meters of real property, all of which was available for installation of our equipment. We also lease approximately 139,864 square meters and owns approximately 66,293 square meters of office space. There are no material encumbrances that may affect our utilization of our property or equipment. All of our property and equipment is owned or leased domestically; we do not own or lease any property or equipment outside of Brazil. For the years 2016 through 2018, according to 2016-2018 Industrial Plan, we plan to invest almost R$14 billion in capital expenditures, with the majority of this amount directed to network development and investments in information technology.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended December 31, 2015 and 2014 included in this annual report that have been prepared in accordance with IFRS, issued by IASB as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.” For our consolidated financial statements, including the notes thereto, as of and for the year ended December 31, 2013, please refer to the financial statements accompanying our annual report filed on Form 20-F on April 15, 2014 with the Securities and Exchange Commission.

Brazilian Political and Economic Overview

Brazilian Economy

Although the global economy recently has been showing signs of improvement, domestic economic conditions are deteriorating. In 2015, Brazilian GDP contracted by 3.8%, its worst result since 1990, causing Brazil to fall two positions to ninth place in the World GDP Ranking according to International Monetary Fund estimates. Accounted in U.S. dollars, the Brazilian economy as a whole contracted by 25% in 2015, heavily impacted by a 47% devaluation of the real. Growth is expected to remain modest in 2016 due to tighter monetary and fiscal policies, weak external demand and low levels of investment. Standard & Poor’s lowered Brazil’s credit rating in September 2015 to junk status, as did Fitch in December 2015 and Moody’s in February 2016. Such downgrade has further worsened the conditions of the Brazilian economy and the condition of Brazilian companies.

The official inflation rate was 10.67% in 2015, significantly above both the 4.5% rate targeted by the Central Bank and the “oscillating” band of plus or minus two percentage points considered acceptable by the Central Bank. A chief cause of this inflation was the increase, by 18.08% in 2015, in the administered prices of goods and services such as electricity, water and fuels, as controlled by the Brazilian government. Inflation increased monthly throughout 2016, as measured by the IPCA-15, which records inflation from approximately the 15th of the previous month to the 15th of the current month, by 0.92% over the month of January, 1.42% over the month of February, and 0.43% over the month of March. Uncertainty regarding certain government fiscal measures could contribute to greater inflation over the course of 2016.

Inflation directly impacts our results of operations as certain of our assets and liabilities are subject to monetary adjustments by reference to indexes that measure or that are impacted by inflation such as IPCA, TJLP or SELIC. In 2015, the net impact of inflation adjustments was a loss of R$121.0 million and in 2014, was a loss of R$100.5 million. The loss in 2014 can be explained by inflation adjustments on a R$93 million loan and on a R$913 million loan, each from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us. The loss in 2015 can similarly be explained by inflation adjustments on a R$69 million loan and on a R$1,475 million loan, each from BNDES (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts”) and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”). In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base. Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

Over the past few years, the real has significantly and continuously devalued as against the dollar. In 2015, as a result of the poor economic conditions in Brazil, including in connection with the Operação Lava Jato scandal, the real grew at a rate much higher than in previous years. On September 24, 2015, the real fell to a historical low since the introduction of the currency in 1994, at R$4.195 per U.S.$1.00. As of December 31, 2015, the U.S. dollar-real exchange rate was R$3.905 per U.S.$1.00, representing a 47% increase over December, 31 2014 when the exchange rate was R$2.655. Exchange rate fluctuations affect our financial performance and results of operations. Devaluation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products. We acquire our equipment and handsets from global suppliers, the prices of which are denominated in U.S. dollars, and accordingly depreciation of the real against the U.S. dollar may result in a relative increase in the price of our equipment and handsets. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations (see “—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts”). The sharp depreciation of the real in relation to the U.S. dollar may also generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

The Brazilian current account closed the year with a deficit of U.S.$58.94 billion or 3.32% of GDP, a sound increase when compared to 2014 due to the strong devaluation of the Brazilian real and the slowdown in domestic economic activity. In 2014, the deficit reached U.S.$104.07 billion. The 2015 deficit as adjusted was the highest recorded since the Central Bank began recording this metric in 1947 and worst result in the last five years. Direct external investments totaled U.S.$75.07 billion, however, entirely covering the current deficit for the first time since 2012.See “Item 3. Key Information—A. Selected Financial Data” for further information regarding Brazilian governmental fiscal and monetary policies related to the above factors.

Brazilian Mobile Market

The Brazilian mobile market reached 257.8 million lines nationwide at the end of December 2015, corresponding to a penetration ratio of 125.66% (compared to 138.0% in 2014) and an annual contraction rate of 8.2% (compared to the 3.6% annual growth rate as of December 2014). Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. According to Anatel, mobile market net adds were negative at 22.94 million in 2015, representing a downturn as compared to 2014’s 9.6 million net adds. This reflects the overall reduction in the number of customers in the Brazilian mobile telecommunications market (in particular the prepaid market), as users which previously held multiple SIM cards are consolidating to one single SIM card due to adverse macroeconomic pressures, the high penetration of mobile service and the rapid substitution of voice by data usage, resulting in an important reduction in the so-called “community effect” where consumers value a telecommunications system more as more users adopt it. Although the Brazilian telecommunications market’s prepaid customer base has contracted by 13.3% (or 28.39 million lines) over the course of 2015, to 184.5 million lines, it still continues to represent the market’s largest component, constituting 71.6% of total subscriber base as of December 31, 2015 as compared to 75.8% as of December 31, 2014.

As of December 31, 2015, we are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with a subscriber base of 66.2 million lines (a 12.5% decrease from our 2014 subscriber base of 75.7 million lines) and a market share of 25.7% in 2015 compared to market share of 26.9% in 2014, based on data from Anatel. We are the leader in the important prepaid business, with 52.65 million clients as of December 31, 2015 (a 16.7% decrease from 2014). Our postpaid business, reached 13.58 million users as of December 31, 2015 (a 8.6% increase from 2014) and accounted for 20.5% of our total subscriber base (compared to 16.5% in 2014). In 2015, our total customer base fell by 9.49 million (compared to net additions of 2.3 million in 2014), largely as a result of the overall trend of prepaid business disconnections, which amounted to 10.56 million in the year.

ARPU is a key performance indicator which is calculated for any period as total net service revenue divided by average customer base. Our ARPU was R$16.68 in the year ended December 31, 2015, a decrease of 5.6% when compared to an ARPU of R$17.67 for the year ended December 31, 2014, largely due to the recent decrease in VU-M rates and the reduction in voice usage, a higher priced service, as compared to data usage per customer. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

In 2015, our average customer base, calculated as the simple mean of monthly averages, decreased 0.6% to 73.9 million, compared to 74.3 million customers in 2014.

The following table shows the total average number of customers during 2015, 2014 and 2013.

	Year ended December 31,
	2015	2014	2013
	(in thousands of users)
Average number of customers using postpaid plans(1)	13,281	12,258	11,382
Average number of customers using prepaid plans(1)	60,594	62,037	60,522
Total number of customers(1)	73,785	74,295	71,905

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year, including December of the previous year. We define customers as the number of active lines, or SIM cards on our network.

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

Accounting estimates and judgments are continuously reassessed. They are based on the Company’s historical experience and other factors, such as expectations of future events, considering the circumstances presented as at the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years are shown below. We also describe our significant accounting policies, including the ones discussed below, in Note 3 to our consolidated financial statements.

Loss on Impairment of Non-Financial Assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on the information available from sale transactions involving similar assets or market prices less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated.

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2015 and 2014, the principal non-financial assets valued in this way were goodwill recorded by the Company (see Notes 3(a) and 14 to our consolidated financial statements), and the fair value of goodwill was substantially in excess of its net book value.

Income Tax and Social Contribution (Current and Deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of taxable income (see Notes 3(b) and 10 to our consolidated financial statements).

Provision for Legal and Administrative Proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve the judgment of our management (see Notes 3(c) and 22 to our consolidated financial statements).

Fair Value of Derivatives and Other Financial Instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (see Notes 3(d) and 39 to our consolidated financial statements).

Unbilled Revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

Sale and leaseback

A sale and leaseback transaction is one where the group sells an asset and immediately reacquires the use of the asset by entering into a lease with the buyer. The accounting treatment of the sale and leaseback depends upon the substance of the transaction (by applying the lease classification principles) and whether or not the sale was made at the asset’s fair value.

For sale and finance leasebacks, any profit from the sale is deferred and amortized over the lease term. For sale and operating leasebacks, generally the assets are sold at fair value, and accordingly the profit or loss from the sale is recognized immediately in the group profit and loss account.

At the commencement of the lease term, the group recognizes finance leases as assets and liabilities in its balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease.

The discount rate used in a sale and finance leasebacks transaction is determined based on observable market transactions that the lessee would have to pay in a similar lease or borrowing arrangement. As mentioned in note 1.b to our consolidated financial statements, the discount rates applied by Company’s management in the transactions entered throughout the year were determinant for the computation of the gain portion accounted through profit & loss as well as the gain portion deferred and amortized over the lease term.

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

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2015, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2015	2014	2013	2015 – 2014 (%)	2014 – 2013 (%)
Net Operating Revenues	17,138,851	19,498,165	19,921,291	(12.1)	(2.1)
Cost of services and goods	(8,306,857)	(10,083,920)	(10,822,202)	(17.6)	(6.8)
Gross profit	8,831,994	9,414,245	9,099,089	(6.2)	3.5
Operating expenses:
Selling expenses	(4,826,895)	(5,022,972)	(4,911,522)	(3.9)	2.3
General and administrative expenses	(1,195,277)	(1,130,754)	(1,012,556)	5.7	11.7
Other operating expenses	434,395	(774,829)	(736,138)	(156.1)	5.3
Total operating expenses	(5,587,777)	(6,928,556)	(6,660,216)	(19.4)	4.0
Operating income before financial results	3,244,217	2,485,689	2,438,873	30.5	1.9
Net financial results	(264,377)	(292,772)	(302,720)	(9.7)	(3.3)
Operating income before taxes	2,979,840	2,192,917	2,136,153	35.9	2.7
Income and social contribution tax benefit	(908,694)	(646,499)	(630,539)	40.6	2.5
Net income	2,071,145	1,546,419	1,505,614	33.9	2.7

Results of Operations for the Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Operating Revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 26 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2015 and 2014:

Statement of Operations Data: Operating Revenues

	Year ended December 31,		Percentage change
	2015	2014	2015 – 2014 (%)
	(in millions of reais)
Monthly subscription charges and usage charges	9,763.9	11,007.0	(11.3)
Fixed services	1,003.2	901.2	11.3
Interconnection charges	1,581.8	2,630.7	(39.9)
Long distance charges	2,710.7	3,094.1	(12.4)
Value-added services	7,741.8	6,616.0	17.0
Other service revenues	319.6	284.2	12.5
Gross operating revenues from services	23,120.9	24,533.2	(5.8)
Value-added and other taxes relating to services	(5,680.1)	(5,817.3)	(2.4)
Discounts and returns on services	(2,057.0)	(2,390.8)	(14.0)
Net operating revenues from services	15,383.8	16,325.0	(5.8)
Sales of mobile handsets and accessories	2,646.9	4,471.3	(40.8)
Value-added and other taxes on handset sales	(567.9)	(906.1)	(37.3)
Discounts and returns on handset sales	(323.9)	(392.1)	(17.4)
Net operating revenues from handset and accessory sales	1.755.0	3,173.2	(44.7)
Net operating revenues	17,138.90	19,498.2	(12.1)

Our gross service revenue for the year ended December 31, 2015 was R$23,120.9 million, representing a 5.8% decrease from R$24,533.2 million in the year ended December 31, 2014, mainly due to major changes in usage patterns (primarily a shift from voice to data usage), deteriorating macroeconomic conditions in Brazil and the impact of VU-M rate cuts. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

The gross handset revenue for the year ended December 31, 2015 was R$2,646.9 million, a 40.8% decrease over R$4,471.3 million for the year ended December 31, 2014, resulting from reduced handset sales following an adverse macroeconomic environment that affected the Brazilian retail sector as a whole, together with exchange rate variations resulting in a 47% depreciation of the real against the U.S. dollar.

Gross revenues for the year ended December 31, 2015 totaled R$25,767.8 million, a 11.2% decrease from the year ended December 31, 2014.

Net operating revenues decreased 12.1% to R$17,138.9 million in the year ended December 31, 2015 from R$19,498.2 million in the year ended December 31, 2014 for the reasons described below:

Monthly Subscription Charges and Usage Charges

Revenue from monthly subscription charges and usage charges was R$9,763.9 million in the year ended December 31, 2015, a 11.3% decrease from R$11,007.0 million in the year ended December 31, 2014, due primarily to the reduction in mobile usage as a result of the macroeconomic slowdown in Brazil and the trend toward migration from voice to data services as reflected by the 12.5% decrease in our total subscriber base from 75.7 million lines in 2014 to 66.2 million lines in 2015, with the largest decrease in our prepaid subscribers.

The total average monthly minutes of use, or MOU, for 2015 and 2014 were as follows:

	Year ended December 31,
	2015	2014
Average total MOU	119	136

Fixed Services

Revenue from fixed services was R$1,003.2 million in the year ended December 31, 2015, a 11.3% increase from R$901.2 million in December 31, 2014, mainly due to strong results in the ultra-broadband business and a redesign of our service portfolio to integrate fixed-plus-mobile service for all of our large corporate clients.

Interconnection Charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls and SMS on our network of calls and SMS originating on their networks. Our interconnection revenues were R$1,581.8 million in the year ended December 31, 2015, a 39.9% decrease from R$2,630.7 million in 2014, principally due to a combination of the recent cut in VU-M rates (see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates) and the reduction of overall voice traffic and SMS messaging. Interconnection as a percentage of total gross services revenues decreased to 6.84% in the year ended December 31, 2015.

Long Distance Charges

Revenues from long distance charges decreased 12.4% to R$2,710.7 million in the year ended December 31, 2015 from R$3,094.1 million in the year ended December 31, 2014, reflecting the trend of increasing data usage by customers as compared to voice which has resulted in the commoditization of long distance. Our new offers launched in November of 2015, which included off-network calls within Brazil at the same price of on-network calls, may reduce the pace of this process and help to increase long distance charge revenues.

Value-Added Services

Value-added service revenues increased 17.0% to R$7,741.8 million in the year ended December 31, 2015 from R$6,616.0 million the year ended December 31, 2014, principally due to the launch of a new portfolio of offers focusing on innovative revenue sources (such as value-added services). Value-added services include SMS, MMS, data transmission, downloads (wallpaper and ringtones), television access, voicemail, chat and others. See “Item 4. Information on the Company—B. Business Overview—Value Added Services” for additional information on value-added services. Data transmission, supported by our 3G and 4G networks, is the key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, incentivizing our customer base to acquire smartphones and promoting our mobile broadband service through TIM web broadband.

Other Service Revenues

Revenues from other services increased 12.5% to R$319.6 million in the year ended December 31, 2015 from R$284.2 million in the year ended December 31, 2014, mainly driven by the growth of revenues related to infrastructure sharing, and partially offset by the decline in tower leasing revenues as a consequence of the ATC Sale-Leaseback Transaction (see “Item 4. Information on the Company—A. History and Development of the Company—2015 Important Events—Towers Sale & Leaseback” and Note 1.b to our consolidated financial statements).

Sales of Mobile Handsets

Sales of mobile handsets decreased 40.8% to R$2,646.9 million in the year ended December 31, 2015 from R$4,471.3 million registered in the year ended December 31, 2014. The decrease was mainly due to reduced handset sales volumes as a result of a deteriorating macroeconomic environment that affected the Brazilian retail sector as a whole, together with exchange rate variations resulting in a 47% depreciation of the real against the U.S. dollar.

Value-Added and Other Taxes Relating to Services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which is imposed at a rate between 7% and, beginning in 2016, 20%. See “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues operating relating to telecommunications services and at combined rates of 9.25% on mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales was R$6,248.0 million in the year ended December 31, 2015 compared to R$6,723.4 million in the year ended December 31, 2014, a decrease of 7.1%. This decrease is mainly due to a decrease in gross revenues, which reflected an impact on all business fronts as a result of major changes in usage patterns (reflecting shift from voice to data), difficult macroeconomic conditions, as well as the impact of mobile-termination rate cuts.

Discounts on Services and Handset Sales

Discounts on services and handset sales decreased 14.4% to R$2,380.9 million in the year ended December 31, 2015 compared to R$2,782.9 million in the year ended December 31, 2014, due mainly to lower related revenues.

Costs of Services and Goods

Costs of services and goods decreased by 17.6% to R$8,306.9 million in the year ended December 31, 2015 from R$10,083.9 million in the year ended December 31, 2014, mainly due to lower VU-M rates to be paid by us when our customers connect to another network and a reduction in the volume of handsets sold. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

The following table shows the components of costs of services and goods for each of the periods indicated.

Statement of Operations Data: Costs of Services and Goods

	Year ended December 31,		Percentage change
	2015	2014	2015 – 2014 (%)
	(in millions of reais)
Depreciation and amortization	(2,535.7)	(2,345.5)	8.1
Interconnection, circuit leasing and related expenses	(2,805.4)	(3,429.1)	(18.2)
Third party services	(490.9)	(439.5)	11.7
Personnel	(91.0)	(80.3)	13.4
Rental and insurance	(495.6)	(412.5)	20.1
FISTEL tax and other	(31.7)	(36.6)	(13.5)
Total cost of services	(6,450.2	(6,743.5)	(4.3)
Cost of handsets and accessories sold	(1,856.7)	(3,340.5)	(44.4)
Total cost of services and goods	(8,306.9)	(10,083.9)	(17.6)

Depreciation and Amortization

Depreciation and amortization expenses grew 8.1% to R$2,535.7 million in the year ended December 31, 2015 from R$2,345.5 million in the year ended December 31, 2014, mainly due to an increase in general capital expenditures as explained in more detail in “—B. Liquidity and Capital Resources.”

Interconnection, Circuit Leasing and Related Expenses

Interconnection, circuit leasing and related expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks as well as lease payments to fixed carriers for the use of their network. Interconnection, circuit leasing and related expenses costs decreased 18.2% to R$2,805.4 million in the year ended December 31, 2015 from R$3,429.1 million in the year ended December 31, 2014, mainly due to the a decrease in out-of-network voice and SMS traffic and the reduction in VU-M rates. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

Third Party Services

Third party services costs were R$490.9 million in the year ended December 31, 2015, increasing 11.7% from R$439.5 million incurred in the year ended December 31, 2014, mainly due to higher costs from outside providers in connection with maintaining our own network, directly related to the increased amount of equipment we must maintain as a result of infrastructure investments.

Personnel

Personnel costs increased 13.4% to R$91.0 million in the year ended December 31, 2015 from R$80.3 million in the year ended December 31, 2014. This increase was mainly due to the Company’s adjustment of personnel salaries for inflation, as well as other adjustments made by the Company to benefits received by its personnel.

Rental and Insurance

Rental and insurance costs increased 20.1% to R$495.6 million in the year ended December 31, 2015 from R$412.5 million in the year ended December 31, 2014. This increase is primarily due to the higher number of leased sites, which include both leases of land for placement of our owned towers, as well as leases of space on the towers of other operators.

FISTEL Tax and Other

FISTEL tax and other costs decreased 13.5% to R$31.7 million in the year ended December 31, 2015 from R$36.6 million in the year ended December 31, 2014, due primarily to lower tax payments. FISTEL tax is directly related to customer base, and our customer base decreased (especially through the disconnection of prepaid users with low ARPU).

Costs of Handsets and Accessories Sold

The cost of handsets and accessories sold in 2015 was R$1,856.7 million, representing a 44.4% decrease from R$3,340.5 million in the year ended December 31, 2014. This decrease is attributable to decreased handset sales volumes as described above under “—Sales of Mobile Handsets”.

Gross Profit Margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross Profit

	Year ended December 31,		Percentage change
	2015	2014	2015 – 2014 (%)
	(in millions of reais)
Net operating revenues from services	15,383.8	16,325.0	(5.8)
Cost of services	(6,450.2)	(6,743.5)	4.3
Gross profit from services	8,933.6	9,581.5	(6.8)
Net operating revenues from sales of mobile handsets and accessories	1,755.0	3,173.2	(44.7)
Cost of goods	(1,856.7)	(3,340.5)	(44.4)
Gross loss from sales of mobile handsets and accessories	(101.6)	(167.3)	(39.2)
Gross profit	8,882.0	9,414.2	(6.2)

Our gross profit margin from services (gross profit as a percentage of net service revenues) decreased from 58.7% in the year ended December 31, 2014 to 58.1% in the year ended December 31, 2015. This performance is mainly due to major changes in usage patterns (primarily a shift from voice to data usage), deteriorating macroeconomic conditions in Brazil and the impact of VU-M rate cuts, offset by a 16.7% increase in our value-added services net revenues, which have a better profit margins than other services we offer.

Our negative gross margin for sales of mobile handsets and accessories increased from negative 5.3% in the year ended December 31, 2014 to negative 5.8% in the year ended December 31, 2015.

Our overall gross profit margin increased from 48.3% in the year ended December 31, 2014 to 51.5% in December 31, 2015. This resulted primarily from a higher gross profit margin from services.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2015 and 2014:

Statement of Operations Data: Operating Expenses

	Year ended December 31,		Percentage change
	2015	2014	2015 – 2014 (%)
	(in millions of reais)
Selling expenses	(4,826.9)	(5,023.0)	(3.9)
General and administrative expenses	(1,195.3)	(1,130.8)	5.7
Other operating expenses, net	434.4	(774.8)	156.1
Total operating expenses	(5,587.8)	(6,928.6)	(19.4)

Our total operating expenses decreased by 19.4% to R$5,587.8 million in the year ended December 31, 2015 from R$6,928.6 million in December 31, 2014, mainly due to the factors described below:

Selling Expenses

Selling expenses decreased 3.9% to R$4,826.9 million in the year ended December 31, 2015 from R$5,023.0 million in the year ended December 31, 2014, mainly due to a significant decrease in advertising expenses, despite the launch of a new portfolio of plans in November, a reduction in commissioning expenses and a decrease in FISTEL taxes for the reasons described in “—FISTEL Tax and Other”.

General and Administrative Expenses

General and administrative expenses increased by 5.7% to R$1,195.3 million in the year ended December 31, 2015 from R$1,130.8 million in the year ended December 31, 2014, mainly as a result of an increase of depreciation and amortization.

Other Operating Expenses, Net

Other net operating expenses decreased by 156.1% to a gain of R$434.4 million in the year ended December 31, 2015 from R$774.8 million in the year ended December 31, 2014. This decrease was mainly due to gains resulting from the ATC Sale-Leaseback Transaction (see “Item 4. Information on the Company—A. History and Development of the Company—2015 Important Events—Towers Sale & Leaseback” and Note 1.b to our consolidated financial statements), and partially offset by higher costs on contingencies.

Net Financial Expense

We had net financial expense of R$264.4 million in the year ended December 31, 2015, from a net financial expense of R$292.8 million in the year ended December 31, 2014. The variation was due principally to our maintenance of financial assets exceeding our financial liabilities for the most part of 2015, with financial revenues growing more than financial expenses, an increase in the SELIC interest rate and higher volatility of the real in relation to foreign currencies.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2015 under tax law. We recorded income and social contribution tax of R$908.7 million in the year ended December 31, 2015, an increase of 40.6% when compared to R$646.5 million recorded for the year ended December 31, 2014, due mainly to higher pre-tax income.

Net Income

Our net income in the year ended December 31, 2015 was R$2,071.0 million, representing an increase of 33.9% from a net income of R$1,546.4 million in the year ended December 31, 2014.

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

The composition of our operating revenues by category of service is presented in Note 30 to our consolidated financial statements as of and for the year ended December 31, 2014 and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2014 and 2013:

Statement of Operations Data: Operating Revenues

	Year ended December 31,		Percentage change
	2014	2013	2014 – 2013 (%)
	(in millions of reais)
Monthly subscription charges and usage charges	11,007.0	11,309.8	(2.7)
Fixed services	901.2	1,071.8	(15.9)
Interconnection charges	2,630.7	3,760.8	(30.0)
Long distance charges	3,094.1	3,332.9	(7.2)
Value-added services	6,616.0	5,353.7	23.6
Other service revenues	284.2	236.3	20.3
Gross operating revenues from services	24,533.2	25,065.2	(2.1)
Value-added and other taxes relating to services	(5,817.3)	(5,588.3)	4.1
Discounts and returns on services	(2,390.8)	(2,775.8)	(13.9)
Net operating revenues from services	16,325.0	16,701.1	(2.3)
Sales of mobile handsets and accessories	4,471.3	4,596.5	(2.7)
Value-added and other taxes on handset sales	(906.1)	(956.3)	(5.2)
Discounts and returns on handset sales	(392.1)	(419.9)	(6.6)
Net operating revenues from handset and accessory sales	3,173.2	3,220.2	(1.5)
Net operating revenues	19,498.2	19,921.3	(2.1)

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

Net operating revenues decreased 2.1% to R$19,498.2 million in the year ended December 31, 2014 from R$19,921.3 million in the year ended December 31, 2013 for the reasons described below:

Monthly Subscription Charges and Usage Charges

Revenue from monthly subscription charges and usage charges was R$11,007.0 million in the year ended December 31, 2014, a 2.7% decrease from R$11,309.8 million in the year ended December 31, 2013, due primarily to the reduction in mobile usage as a result of the macroeconomic slowdown in Brazil and the trend toward migration from voice to data services.

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

Value-Added and Other Taxes Relating to Services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which was, at the time, imposed at a rate between 7% and 17% (until the beginning of 2016, when the upper rate increased to 20%). See “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

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

The following table shows the components of costs of services and goods for each of the periods indicated.

Statement of Operations Data: Costs of Services and Goods

	Year ended December 31,		Percentage change
	2014	2013	2014 – 2013 (%)
	(in millions of reais)
Depreciation and amortization	(2,345.5)	(2,097.9)	11.8
Interconnection, circuit leasing and related expenses	(3,429.1)	(4,518.9)	(24.1)
Third party services	(439.5)	(403.2)	9.0
Personnel	(80.3)	(61.1)	31.4
Rental and insurance	(412.5)	(358.9)	14.9
FISTEL tax and other	(36.6)	(31.2)	17.3

	Year ended December 31,		Percentage change
	2014	2013	2014 – 2013 (%)
	(in millions of reais)
Total cost of services	(6,743.5)	(7,471.4)	(9.7)
Cost of handsets and accessories sold	(3,340.5)	(3,350.8)	(0.3)
Total cost of services and goods	(10,083.9)	(10,822.2)	(6.8)

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

Gross Profit Margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross Profit

	Year ended December 31,		Percentage change
	2014	2013	2014 – 2013 (%)
	(in millions of reais)
Net operating revenues from services	16,325.0	16,701.1	(2.3)
Cost of services	(6,743.5)	(7,471.4)	(9.7)
Gross profit from services	9,581.5	9,229.7	3.8
Net operating revenues from sales of mobile handsets and accessories	3,173.2	3,220.2	(1.5)
Cost of goods	(3,340.5)	(3,350.8)	(0.3)
Gross loss from sales of mobile handsets and accessories	(167.3)	(130.6)	28.1
Gross profit	9,414.2	9,099.1	3.5

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

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2014 and 2013:

Statement of Operations Data: Operating Expenses

	Year ended December 31,		Percentage change
	2014	2013	2014 – 2013 (%)
	(in millions of reais)
Selling expenses	(5,023.0)	(4,911.5)	2.2
General and administrative expenses	(1,130.8)	(1,012.5)	11.7
Other operating expenses, net	(774.8)	(736.1)	5.3
Total operating expenses	(6,928.6)	(6,660.2)	4.0

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

Other Operating Expenses, Net

Other net operating expenses increased by 5.3% to R$774.8 million in the year ended December 31, 2014 from R$736.1 million in the year ended December 31, 2013. This decrease was mainly due to an increase in FUST/FUNTEL expenses (which are different than FISTEL taxes, which increased in the period, as described above) (See Note 30 to our consolidated financial statements).

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

B. Liquidity and Capital Resources

We expect to finance our capital expenditures and other liquidity requirements for the remainder of 2016, 2017 and 2018 with our cash, operating revenue, renewals of maturing short-term indebtedness and disbursements from our existing long-term credit line with BNDES of R$5,763 million, of which R$2,830 million remains undisbursed and available at our request and with our loan agreement with Finnish Export Credit / KfW of U.S.$150 million, of which the full U.S.$150 million remains undisbursed and available at our request. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts” for additional detail on our financial contracts and Note 39 to our to our consolidated financial statements for a discussion of the other types of financial instruments used by the Company.

On February 16, 2016, the Company disclosed to the market our 2016-2018 Industrial Plan, which covers our strategic and capital expenditures plan for the period between 2016 and 2018. According to the 2016-2018 Industrial Plan, the Company intends to invest approximately R$14 billion in capital expenditures on organic growth, with the majority of this amount directed to network development. These investments will, among other benefits, help improve the delivery of services and growth of customer base.

Our net debt position in 2015 of R$1,733 million (loans plus accrued interest, lease obligations and derivatives (liabilities), less cash and cash equivalents, derivatives (assets), lease assets and short term investments) means we should not need substantial funding to meet our obligations or to conduct our activities. We believe that our current working capital is sufficient for our present requirements.

Sources of Funds

Cash from operations

Our cash flows from operating activities was R$4,278,206 thousand in the year ended December 31, 2015 compared to R$6,441,064 thousand in the year ended December 31, 2014.

We had other variations in our operational assets and liabilities which decreased our cash from operations. The main variations of assets and liabilities were:

•	Decrease of accounts receivable in the amount of R$739.9 million.

•	Increase in accounts payable to suppliers in the amount of R$1,816 million.

•	Increase in judicial deposits, or assets of the Company placed on deposit with the Court and held in judicial escrow pending resolution of certain legal proceedings, in the amount of R172.8 million.

Financial Contracts

We and our subsidiaries are party to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein. With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations.

In 2015, TIM Celular received disbursements totaling R$1,461 million related to existing and new financing agreements, as set forth below and as each agreement is described further in the following paragraph:

•	R$1,271 million disbursed from BNDES pursuant to an existing credit facility dated as of December 23, 2013; and

•	R$190 million disbursed from Cisco Systems Capital Corporation, or Cisco Capital, under a new facility agreement dated as of December 10, 2015.

The terms of our long-term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt. We are currently not, and do not expect to be, in breach of any material covenant of our debt instruments, which breach would be construed an event of default under their terms.

As mentioned above, our principal financing agreements are

•	Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A. and TIM Nordeste (incorporated by TIM Celular), as borrowers and TIM Participações as guarantor, in the total principal amount of €200 million fully disbursed, and fully swapped into local currency, between September 2009 and June 2010. The total outstanding amount as of December 31, 2015 converted from euros was R$1,115 million, including accrued interest. The drawings, the last of which matures in June 2017, bear an average cost of 88.06% of the CDI after hedging. In March 2015, TIM Celular recouponed one of the swaps that was hedging the €200 million, which helped to reduce the cost indexed to CDI. The Guarantee was provided by Itaú BBA for the principal amount of €220 million.

•	Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$592.9 million. The agreement, which matures on July 15, 2017, bears the average interest fixed rate of 2.17% plus the TJLP and the interest rate of 10.23% plus the UMIPCA. On December 31, 2015, the outstanding amount under this credit agreement, including accrued interest, was R$185 million.

•	Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste (incorporated by TIM Celular), as borrower, and TIM Participações as guarantor, in the principal amount of R$202 million. The agreement, which matures on July 15, 2017, bears the average interest at a fixed rate of 2.03% plus the TJLP and the interest rate of 10.23% plus UMIPCA. On December 31, 2015, the outstanding amount under this credit agreement, including accrued interest, was R$61 million.

•	Credit Agreement, dated as of November 19, 2008 and amended on June 29, 2010, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$716.9 million, which R$692.9 million was disbursed, the undrawn value of the credit line was cancelled. The agreement, which matures on July 15, 2018 bears interest at (1) a fixed rate of 3.62% plus the TJLP or (2)

fixed interest rate of 4.5% per annum. On December 31, 2015, the outstanding amount under this credit agreement, including accrued interest, was R$290 million.

•	Credit Agreement, dated as of November 19, 2008, amended on December 12, 2008, June 29, 2010, and December 10, 2012, among BNDES, as lender and TIM Celular and Intelig, as borrowers, and TIM Participações as guarantor, in the principal amount of R$3,674 million (a R$2,164 million increase in the credit limit was effected by way of amendment on December 10, 2012). The agreement, which matures on December 15, 2019 bears interest at either (1) a fixed rate of 3.32% plus the TJLP; (2) TJLP or (3) fixed interest rate of 2.5% per annum. As of December 31 2015, the outstanding debt of TIM Celular under this credit agreement, including accrued interest, was R$984 million and the outstanding debt of Intelig including accrued interest, was R$86 million.

•	Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular, as borrower and TIM Participações as guarantor, in the total principal amount of U.S.$143.6 million fully disbursed and swapped on January 15, 2009. The total outstanding amount as of December 31, 2015 converted from U.S. dollars was R$187 million, including accrued interest. The agreement matures on December 2017 and bears an average cost of 97.42% of the CDI after hedging.

•	Finance Contract, dated as of December 29, 2011, between European Investment Bank, as lender, TIM Celular, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million fully disbursed, and swapped into local currency. The total outstanding amount as of December 31, 2015, converted from euros was R$483 million, including accrued interest. The agreement matures on August 2019, bear an average cost of 93.60% of the CDI after hedging. In March 2015, TIM Celular recouponed the swaps that hedged the €100 million, which helped to reduce the cost indexed to CDI. The bank guarantee was provided by SACE sPa. for the principal amount of €115 million.

•	Finance Contract, dated as of July 13, 2012, between European Investment Bank, as lender, TIM Celular, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million. The €50 million disbursed was swapped into local currency and the other €50 million was canceled by the company. The total outstanding amount as of December 31, 2015, converted from euros was R$262 million, including accrued interest. The agreement matures in February 2020 and bears an average cost of 93.60% of the CDI after hedging. In March, 2015 TIM Celular made a recouponing in the swaps that was hedging the €100 million, with this transaction the company was able to reduce the debt cost in terms of CDI. The bank guarantee was provided by KfW IPEX for the principal amount of €52.5 million.

•	Master Loan Agreement, dated as of June 20, 2013, between Cisco Capital, as lender, TIM Celular, as borrower. The purpose of the loan is to finance TIM Celular’s purchase of Cisco and third-party products and services. The loan to be given pursuant to the Master Loan Agreement was executed pursuant to a Facility Agreement, dated as of August 28, 2013, between Cisco Capital, as lender, and TIM Celular, as borrower, in the total principal amount of U.S.$50 million. On October 14, 2014, a new Facility Agreement was signed, between Cisco Capital, as lender, and TIM Celular, as borrower, in the total principal amount of U.S.$50 million. The new Facility Agreement was fully disbursed on November 5, 2014. On November 18, 2015, a new Facility Agreement was signed between Cisco Capital, as lender and TIM Celular, as borrower in the total principal amount of U.S.$50 million. The new Facility Agreement was fully disbursed on December 15, 2015. The total outstanding amount as of December 31, 2015 converted from U.S. dollars was R$470 million, including accrued interest. The first agreement matures in September 2018 and bears an average cost of 93.80% of the CDI after hedging, the second agreement matures in November 2019 and bears an average cost of 91.90% of the CDI after hedging and the third agreement matures in December 2020 and bears an average cost of 84.50% of the CDI after hedging. No guarantees were issued under this loan.

•	Promissory Note, dated as of July 31, 2013, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower, in the total principal amount of U.S.$119.8 million. The total outstanding amount as of December 31, 2015 converted from U.S. dollars was R$468 million, including accrued interest. The agreement matures on September 20, 2016 and has an average cost of 102,00% of the CDI after hedging. No guarantees were issued under this loan. The proceeds of the loan under the Promissory Note is to be entirely used for repayment of obligations under the Promissory Note issued by TIM Celular in favor of Bank of America on July 31, 2013.

•	Credit Agreement, dated as of December 23, 2013, between BNDES, as lender and TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$5,700 million. The agreement, involves six credit lines, each of which has different conditions, interest rates and tenors: (1) Credit Line A, in an amount of R$2,401 million, a fixed interest rate of 2.52% plus the TJLP and 8 years tenor; (2) Credit Line B, in an amount of R$600.4 million, a fixed interest rate of 2.52% plus the SELIC and 8 years tenor; (3) Credit Line C, in an amount of R$2,036 million, a fixed interest rate of 2.52% plus the SELIC and 8 years tenor; (4) Credit Line D, in an amount of R$428 million, a fixed interest rate of 3.50% and 7 years tenor; (5) Credit Line E, in an amount of R$189 million, a fixed interest rate of 1.42% plus the TJLP and 8 years tenor; and (6) Credit Line F, in an amount of R$45 million, an interest rate of TJLP and 8 years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement. As of December 31 2015, the outstanding amount under this credit agreement, including accrued interest, was R$3,030 million.

•	Loan Agreement, dated as of April 15, 2014, between KfW IPEX as lender, TIM Celular, as borrower and TIM Participações as guarantor, in the principal amount of U.S.$100 million. The total outstanding amount as of December 31, 2015 converted from U.S. dollars was R$305 million, including accrued interest. The agreement matures on April 15, 2019 and bears an average cost of 102.50% of the CDI after hedging. No guarantees were issued under this loan.

•	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit as lender, KfW IPEX as facility agent, TIM Celular, as borrower and TIM Participações as guarantor, in the principal amount of U.S.$150 million. The new Loan Agreement is divided in three tranches of U.S.$ 50 million to be disbursed in 2016, 2017 and 2018. As of December 31 2015, no disbursements had been made under the Loan Agreement. The agreement matures on January 2, 2024. No guarantees were issued under this loan.

See Note 18 in our consolidated financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015, all of which have since matured and been repaid by the Company:

•	Credit Agreement, dated as of September 18, 2012, between Banco do Brasil, or BB, as lender and TIM Celular, as borrower, in the principal amount of R$150.0 million. The agreement, which matured on September 18, 2015, was fully repaid.

•	Credit Agreement, dated as of December 17, 2012, between BB as lender, TIM Celular, as borrower, in the principal amount of R$150 million. The agreement, which matured on September 18, 2015, was fully repaid.

•	Promissory Note, dated as of September 19, 2013, between JPMorgan Chase Bank, National Association, as lender, and TIM Celular S.A., as borrower, in the total principal amount of U.S.$50 million. The agreement, which matured in September 2015, was fully repaid.

Funds From Subsidiaries

There are no material restrictions on the ability of our subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

Uses of Funds

Our principal uses of funds during the three year period ended December 31, 2015, were capital expenditures, payment of dividends to our shareholders and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2015, 2014 and 2013 related primarily to:

•	acquiring and developing our fiber optic network;

•	deployment and expansion of the capacity of our third and fourth generation (3G and 4G) network;

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	acquisition of new licenses, primarily for additional bandwidth in the 4G spectrums;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers.

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2015, 2014 and 2013:

Capital Expenditures Categories

	Year ended December 31,
	2015	2014	2013
	(in millions of reais)
Network	3,498.2	2,975.7	2,767.8
Information technology	807.8	698.7	718.9
Licences	190.8	2,997.9	136.6
Other	267.4	181.8	247.4
Total capital expenditures	4,764.2	6,854.2	3,870.6

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2015, 2014 and 2013:

Dividend Distribution

	Year ended December 31,
	2015	2014	2013
	(in millions of reais)
Dividends	468.6	367.3	843.3
Interest on shareholders’ equity	468.6	—	—
Total distributions	468.6	367.3	843.3

On April 12, 2016 our shareholders approved the distribution of R$468.6 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2015 results. On April 14, 2015 our shareholders approved the distribution of R$367.3 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2014 results. On April 10, 2014 our shareholders approved the distribution of R$843.3 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2013 results. On April 11, 2013 our shareholders approved the distribution of R$743.0 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2012 results. On April 11, 2012 our shareholders approved the distribution of R$533.4 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2011 results.

Funding and Treasury Policies

The Company maintains a general policy of continually monitoring its financial position and treasury activities in order to ensure solid fiscal control. As a result of our (1) strong cash position, (2) comfortable leverage ratio of 0.26 Net Debt to EBITDA (for additional detail, see “—Leverage” below) and an available credit facility from BNDES of R$2.8 billion that can be disbursed until December 2016, the Company does not foresee any funding needs until 2016. However in accordance with our funding and treasury policy, the Company will continue to monitor new financing opportunities with a particular focus on soft loans, or loans with a below-market interest rate, and long-term facilities.

Leverage

Management tracks the ratio of net debt to EBITDA, which we refer to as the financial leverage index, in order to monitor the sustainability of our debt levels and our ability to take on additional debt. The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, EBITDA remains constant and all cash and cash equivalents may be used to repay debt. In addition, we believe that the ability to take on additional debt is a critical factor affecting success, as indebtedness may be required to make investments necessary to grow the Company’s business. We believe that our current financial leverage index of 0.26 reflects low levels of indebtedness and the ability to incur additional debt if needed for investment. Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to EBITDA because EBITDA in particular may be calculated differently from company to company, leading to financial leverage indices that are not comparable. Accordingly, any such comparison may be misleading.

The following table sets forth our financial leverage index for the reported periods:

	2015	2014
	(in millions of reais)
Total loans (Notes 18 and 39)	6,936,374	6,310,765
Leasing – Liabilities (Note 15)	1,618,506	329,669
Leasing – Assets (Note 15)	(199,935)	(195,036)
Debt with Anatel (Note 17)	77,450	61,860
Less: cash and cash equivalents (Notes 4 and 5)	(6,100,403)	(5,232,992)
Net debt	1,732,578	1,274,266
EBITDA	6,606,188	5,538,268
Financial leverage index	0.26	0.23

A reconciliation of our net income to EBITDA, as well as a further explanation of the calculation of our financial leverage index, is also presented in Note 39 to our consolidated financial statements.

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

Customer Base and Market Share

In the year ended December 31, 2015, our subscriber base decreased 12.5% to 66.2 million clients, which represents a market share of 26.1%. This overall subscriber base reduction was a result of a significant reduction in the number of prepaid customers in the Brazilian mobile telecommunications market, generally, as most of our disconnections were of prepaid plans. Prepaid plan users concentrate the lower-middle socioeconomic classes of Brazil, as defined by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística). These users are particularly affected by macroeconomic pressures in Brazil, accelerating the number of users consolidating multiple SIM cards to a single one, the high penetration of mobile service and the rapid substitution of voice for data usage, resulting in a decrease in the “community effect”. Our prepaid business reached 52.6 million users in the year ended December 31, 2015, a decrease of 16.7% from the year ended December 31, 2014. The number of our postpaid users was 13.6 million in the year ended December 31, 2015, a 8.6% increase from the year ended December 31, 2014.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil. Our strategies for doing so are outlined in more detail in “—B. Business Overview—Our Strategy.”

Change of Mix Between Postpaid and Prepaid Customers

With respect to the composition of our clients, our postpaid customers accounted for 20.5% of our total subscriber base in the year ended December 31, 2015, compared to 16.5% from a year ago, largely due to the solid pace of postpaid net additions and higher disconnections of the prepaid base as described above.

Trends in Sales and Prices of Mobile Units and Service Plans

The volume of unit sales in the same period increased markedly due, in part, to the growth of handset and accessory use as an affordable alternative for Internet access for Classes C and D users and the substitution of fixed-line telephone services for mobile telephone services. As evidence of this trend, mobile Internet devices represented more than half of our total sales in 2015.

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

Average Revenue Per User (ARPU) Per Month

TIM’s ARPU was R$16.68 in the year ended December 31, 2015, a decrease of 5.6% when compared to an ARPU of R$17.67 for the year ended December 31, 2014, largely due to the recent decrease in VU-M rates and the reduction in voice usage, a higher priced service, as compared to data usage per customer. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

Revenues from value-added services had an important role in offsetting ARPU’s downward trend of the market as a whole. In 2015 we registered a value-added service revenue growth of 17%, which accounted for 35% of total gross service revenue (compared to 28% registered in 2014). We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly based on the availability of our 3G and 4G offers (such as our mobile broadband solution). As the provision of value-added services has a relatively low marginal cost, we anticipate that value-added services will contribute to the growth of our operating margins.

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

In 2015, amid a competitive landscape, our subscriber acquisition costs (which are comprised of a subsidy, commissions and total advertising expenses) amounted to R$30.5 per gross add for the year ended December 31, 2015, compared to R$27.4 in the year ended December 31, 2014. The increase of 11.3% against the prior period is primarily due to a greater focus on the acquisition of high-value customers.

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

The year 2015 continued to be marked by both the government’s programs to encourage digital inclusion and the development of convergent services, recently inaccessible to the majority of the population.

The Brazilian mobile telephony market is the fourth largest in the world and reached a penetration level of 125.7% telephone lines for every 100 inhabitants in 2015, making mobile telephony the most widely used form of communication in Brazilian homes across all social classes. The prepaid portion of the mobile telecommunications market decreased 13.3% in 2015 to 184.5 million accesses, which represents 71.6% of the total market. The postpaid portion of the industry reached 73.3 million lines in 2015, an increase of 8.1%. The deteriorating macroeconomic environment in Brazil impacted the sector, which saw the total mobile user base decline for the first time after years of continued growth, an acceleration of the substitution of voice services for data usage and messaging applications, a strong decline in the use of multiple SIM cards and the reduction of the so-called “community effect” on prepaid users, where consumers value a telecommunications system more as more users adopt it.

According to data published by Anatel, the fixed telephony sector contracted by 3.2% in 2015 as compared to 2014, ending the year with 43.6 million lines, representing a penetration level of approximately 21.3 lines for each 100 inhabitants.

E.	Off-Balance Sheet Arrangements

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such off-balance sheet agreements:

2016	769,059
2017	807,512
2018	843,850
2019	881,823
921,505

F.	Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2015:

Payments due by Period (in millions of reais)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total borrowings (post hedge)(1)	6,936	1,827	2,092	2,160	857
Finance leases(2)	1,496	37	15	15	1,430
Total(3)	8,432	1,863	2,107	2,175	2,287

(1)	Considering the balances related to derivative financial instruments as of December 31, 2015.

(2)	The information regarding payments due by period under our finance leases reflects future payments due that are non-cancelable without payment of a related penalty.

(3)	Other than as set forth herein (see, for example, Item 4. Information on the Company—B. Business Overview—Our Business), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our primary financial statements. Interest is not included in long-term debt since it is subject to variable interest.

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

In 2015, contributions to pension plans and other post-employment benefits amounted to R$48.6 million.

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

Directors’ duties and responsibilities are determined by Brazilian law, our By-laws (Estatuto Social) and our Disclosure and Corporate Governance Policy (Política de Divulgação/Negociação e Diferenças de Governança Corporativa da NYSE), as determined by CVM Instruction 358/2002. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings whenever called by the chairman, by two directors or by the Chief

Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter. The Board of Directors has two special advisory committees: the Compensation Committee (Comitê de Remuneração) and the Control and Risks Committee (Comitê de Controle e Riscos), both composed only of members of the Board of Directors. The Statutory Audit Committee also reports to the Board of Directors.

Members of our Board of Directors are required to comply with, and have agreed to comply with, our Disclosure and Corporate Governance Policy, our Code of Ethics and certain other Brazilian law regulations including the “Regulamento de Listagem do Novo Mercado da BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros.”

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

Oscar Cicchetti. Mr. Cicchetti began his professional career in 1978, as analyst at software company Datamat S.p.A. He joined what is now Telecom Italia in 1979 (known at that time as Società Idroelettrica Piemontese, or

SIP), and from 1979 to 1984, was responsible for Network Operations and then Head of Sales and Field Services in several regional organizations. In 1987, he moved to Telecom Italia’s headquarters in Rome, and from 1987 to 1993, was Head of Organization and Processes in the Personnel Department. In 1993, he was involved in a task force that managed the privatization process of the Italian state owned telecommunications company and its subsequent integration into the Telecom Italia Group. From 1994 to 1997, he was Chief of Staff of the Chief Operational Officer, and then of the Chief Executive Officer of the Telecom Italia Group. From 1997 to 2000, he held several key management positions in the Telecom Italia Group, such as Head of the International Business Unit, Head of Strategy, Head of the Network Division. In 2001, he left the Telecom Italia Group and, as investor and Chief Executive Officer, managed the successful turnaround of Netscalibur Italia S.p.A., an Internet data company sold to Infracom Group in 2006. In 2007, Mr. Cicchetti became Managing Director of the merged company, Infracom Network Application S.p.A. He rejoined the Telecom Italia Group in January 2008, where he has held a series of top management positions, including Head of Business Strategies & International Development, Head of Domestic Market Operations, and Head of Technology & Operations. From September 2014 to March 2015, he was Chief Executive Officer of the Telecom Argentina Group and Chairman of Telecom Personal. In addition to being a member of the Board of Directors of TIM Participações, he is a member of the Executive Committee of the Association of Italian Telecommunication Companies. At present, he is also Chief Executive Officer of Telecom Italia’s towers company, INWIT S.p.A. - Infrastrutture Wireless Italiane S.p.A.

Francesca Petralia. After graduating in Law, Mrs. Petralia began her career in 1978 as in-house counsel in Fiat Auto S.p.A., Grandi Lavori S.p.A. and Selenia Industrie Elettroniche Associate S.p.A. She joined Telecom Italia in 1990, focusing on international legal affairs. From 2002 to 2011, she was head of Corporate Finance Legal Affairs within the Legal Department. Subsequently, she acted as Group Compliance Officer until February 2013. She was a member of the board directors of the Argentine companies Sofora Telecomunicaciones and Telecom Argentina from April 2013 to March 2016. She is a member of the Board of Directors of the South American companies TIM Brasil, as well as of the holding Telecom Italia International N.V. in The Netherlands and of the Italian companies INWIT S.p.A. and Persidera S.p.A. Mrs. Petralia acts at Telecom Italia as head of International Legal Affairs. Previously, from February 2013 to February 2014, she was head of Corporate and Legal Affairs in South America.

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

Alberto Emmanuel Carvalho Whitaker. Mr. Whitaker holds a degree in Law from Faculdades Metropolitanas Unidas – FMU and is a lawyer duly admitted to the Brazilian Bar Association, São Paulo Section (OAB/SP). He is also a business administrator duly registered at the Regional Administration Council of São Paulo (CRA/SP). He attended several extension courses focused on Corporate Governance at the following institutions: Instituto Brasileiro de Governança Corporativa (IBGC), the University of Chicago, the International Institute for Management Development (IMD, Lausanne), the National Association of Corporate Directors - Washington, and the Global Corporate Governance Forum - IFC-Washington. He has been a member of the Advisory Board of COPPEAD-RJ, Brazil, since September 2010 and was a member of the Audit Boards of Fundação TUPY and Lojas Marisa. Mr. Whitaker has also been a Member of the Board of Directors of CRA-SP, Brazil (class entity) since October 2008 and a member of the Board of Directors of Instituto Brasileiro de Governança Corporativa (IBGC) from March 2008 to 2014, and once again since March 2016. From 2006 to date, he has been on the Board of Directors of the Museu de Arte de São Paulo (MASP) and of the Fundação Bienal de São Paulo. At TIM Participações, Mr. Whitaker was a member of the Fiscal Council/Audit Committee, from April 11, 2008 to December 12, 2013; chairman of the Fiscal Council/Audit Committee from October 28, 2010 to December 12, 2013, and has been a member and coordinator of the Statutory Audit Committee from December 12, 2013 to date; a member of the Board of Directors from May 8, 2014 to date; and a member of Control and Risks Committee from May 8, 2014 to date.

Mario di Mauro. Mr. Di Mauro holds a bachelor’s degree in Economics and an MBA from the University G. D’Annunzio in Chieti, Italy). He has been the head of Strategy & Innovation (covering IT Strategic Planning, Group Strategy, and IT Business Positioning) at Telecom Italia since February 2014 in Rome, Italy. He is a member of the board of directors of the Italian companies Olivetti S.p.A.and Advanced Caring Centre s.r.l. since 2014 and Chief Executive Officer of Tim Ventures s.r.l. since 2015. Prior to that, Mr. Di Mauro occupied several positions at Telecom Italia, namely: head of Strategic Projects from 2013 to 2014; head of Business Valuation – Mergers & Acquisitions from 2010 to 2013; head of International Planning & Control from 2008 to 2010; and head of Business Positioning & Competitive Analysis from 2006 to 2008. From 2001 to 2005, Mr. Di Mauro was head of the Planning & Control & Investment Projects at Telecom Italia. From 2000 to 2001, he was responsible for Controlling Activities and from 1998 to 2001 he was a Senior Analyst Controlling Activities, both positions within the International Affairs division of Telecom Italia Mobile S.p.A., which has since merged with Telecom Italia. From 1995 to 1998, Mr. Di Mauro was a consultant and an Assistant Professor in Chieti, Italy.

Herculano Aníbal Alves. Mr. Alves received a degree in Economics from Pontifícia Universidade Católica de São Paulo, PUC-SP in 1980, a specialist in Financial Administration from Fundação Getúlio Vargas in 1983 and a master's degree in Finance and Investments from Fundação Getúlio Vargas in 1989. Since May 2014, Mr. Alves has been an Equities Consultant at BRAM – Bradesco Asset Management S.A. DTVM, or BRAM. He was Director of Equities of BRAM US from September 2011 to March 2015, Head of Equities at BRAM – Bradesco Asset Management Ltda. from July 2001 to April 2014, and Senior Manager of Equities at Bradesco Templeton Asset Management Ltda. from June 1998 to June 2001. Previously, he also held the position of Director of Equities at the banking company ABN AMRO from February 1995 to June 1998 and he served as an equity portfolio manager, investment analysis manager and analyst at Unibanco from June 1985 to January 1995. From January 1983 to June 1985, he worked at Banco Bozano Simonsen in the credit area, and from March 1971 to September 1982 at the bus company Vila Carrão Ltda. in the administrative and financial area. Mr. Alves has been a member of the Investment Committee and of the Assets Allocation Committee of BRAM since 2001 and is also member of the Monthly Committee of BRAM with the vice-presidents of Banco Bradesco. He has been member of the Board of Directors of the Association of Capital Markets Investors (Associação dos Investidores do Mercado de Capitais) since 2011,

Vice-President of the Private Equity Fund Commission of Anbima since 2012, and he was technical director and adviser of the Brazilian Association of Capital Markets (Associação Brasileira de Mercado de Capitais), or ABAMEC / SP, from 1982 to 1992. In addition, he served has served as advisor to various private equity investment funds and since 2012 he has been an alternate member of the Board of Directors of the fund 2BCapital. Mr. Alves was also a Professor at Fundação Armando Alvares Penteado - FAAP.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

Pursuant to our By-laws, our Board of Executive Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least two and no more than nine members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investors Relations Officer, (4) Purchasing & Supply Chain Officer, (5) Chief Operating Officer, (6) Chief Marketing Officer, (7) Regulatory and Institutional Affairs Officer, (8) Legal Officer; and (9) Chief Technology Officer. Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause. There is currently a vacancy for the position of our Chief Operations Officer.

The following are the current members of the Board of Executive Officers and their respective titles, whose terms of office will remain valid until the first Board of Directors’ Meeting to be held after the 2016 annual shareholders’ meeting :

Name	Title	Date of Birth	Date Appointed
Rodrigo Modesto de Abreu	Chief Executive Officer	April 19, 1969	April 14, 2014
Guglielmo Noya	Chief Financial Officer	April 27,1962	January 15, 2015
Rogério Tostes Lima	Investors Relations Officer	February 13, 1971	April 14, 2014
Daniel Junqueira Pinto Hermeto	Purchasing & Supply Chain Officer	April 27, 1971	April 14, 2014
Pietro Labriola	Chief Operating Officer	October 1, 1967	December 16, 2015
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	April 14, 2014
Jaques Horn	Legal Officer	March 15, 1964	April 14, 2014
Leonardo de Carvalho Capdeville	Chief Technology Officer	September 4, 1969	February 12, 2015

Brief biographical descriptions of our executive officers are set forth below.

Rodrigo Modesto de Abreu. See “—Board of Directors.”

Guglielmo Noya. Mr. Noya is an Italian citizen and holds a Master degree in Mechanical Engineering from Università degli Studi di Roma ‘La Sapienza’ as well as a MBA from ISDA - Istituto Superiore Direzione Aziendale. Currently, he is Chief Financial Officer of the Company. Mr. Noya has almost twenty years of experience in telecommunications industry in Europe and Latin America. Prior to the present appointment, from 2010 until 2014, he was the Group Head of M&A at Telecom Italia. From 2008 until 2009, he acted as Chief Operating Officer at the Company. Mr. Noya has been the General Director of Telecom Personal – Argentina from 2005 until 2007 and the CEO of Entel PCS - Chile from 2002 to 2005. Prior to that, from 1997 until 2002, he worked at Telecom Italia, first as a Director of International Business Development for the Americas and later as Area Manager of Brazil. From 1990 to 1997 he was senior financial analyst at I.M.I - Istituto Mobiliare Italiano, one of the leading development banks in Italy. Previously, from 1987 to 1990 he worked as researcher and system designer in the sector of advanced metrology and renewable energies in private Italian companies. He speaks English, Spanish, Portuguese fluently and Italian as a native.

Rogério Tostes Lima. Mr. Tostes holds a degree in Business Administration from FUMEC-MG and Master of Business Administration, or MBA, from Ohio University and Fundação Getulio Vargas (FGV). In 1996, he joined an audit team from Arthur Andersen responsible to evaluate/split Telebras system and prepare the privatization process. Right after that, in 1999, Mr. Tostes worked for Banco Safra overlooking its two mobile companies, BCP/BSE operations in SP and Northeast. From 2002 till 2008, we worked as Equity Sellside Analyst for Banco

Safra and then for Banco Santander. He has been at TIM Brasil since 2008 and Investors Relations Officer since 2011.

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

Pietro Labriola. Mr. Labriola is an Italian citizen with a degree in Administration from Universidade de Studi di Bari and a masters in Innovation and Technology Management from ASMIT Advanced School. With more than 20 years of experience in the telecommunications sector, Mr. Labriola assumed the position of Chief Operating Officer TIM Participações in August 2015. Prior to this, he held the following positions in the Telecom Italia group: Chief Transformation Officer from 2013 through 2015, Executive Vice President Business Market from 2009 through 2012, Executive Vice President Fixed Line Services from 2007 through 2008, Executive Vice President Marketing from 2001 through 2006. From 1996 through 2001, Mr. Labriola held positions as Marketing Director and Business Director at Infostrada Serviços de Comunicações Fixas.

Mario Girasole. Mr. Girasole is an Italian citizen with a Laurea Magistralis in Economics from University LUISS (Rome). He also has an L.L.M. in International Business Law (London), post graduate in Competition Policy, in International Commerce and Modern Economic History, and executive education at London Business School (Finance), Harvard (School of Government), Columbia Business School (Advanced Management Program) and INSEAD (International Directors Programme). He joined TIM in 1997, for the regulatory and pricing area, in Rome. Previously, he was responsible for economic analysis in antitrust in law firms. From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe). Starting from 2004, he was Head of Public and Regulatory Affairs at Telecom Italia America Latina and at TIM Brasil. During this period, he worked also as Director of Entel Bolivia and Alternate Director of TIM Participações. Mr. Girasole is the Regulatory and Institutional Affairs Officer of the Company since January 2009. He is also member of the Boards and Councils of national and international entities, including SindiTelebrasil, GSM Latin America, Italo-Brazilian Chamber of Commerce and the Brazilian Institute for competition studies (IBRAC). In September 2014, Mr. Girasole was awarded as Knight of the Order of the Star of Italy by the President of the Italian Republic "for promoting friendly relations and co-operation with other countries and ties with Italy."

Jaques Horn. Mr. Horn graduated in Law (LLB) at Candido Mendes University, and earned specializations at Harvard and the Academy of International and American Law. He has been Chief Legal Officer at TIM since July 2010. He worked at Tetra Pak from 2007 to 2010, as Legal Director, where he was responsible for the Central and South America and the Caribbean regions. He also worked at Shell, from 1994 to 2007, as Legal Corporate Manager at the holding company and Legal Director at the subsidiary companies. Mr. Horn worked as Legal Counsel at Companhia Atlantic de Petroleo (ARCO Petroleum Co.) from 1990 to 1994, as a Lawyer at Franco, Bhering, Barbosa & Novaes Law Firm for one year, and as a Tax Senior Consultant at Arthur Andersen for almost four years.

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

The following are the current members of the Control and Risks committee:

Name	Date of Birth	Date Appointed
Franco Bertone	April 09, 1952	April 14, 2015
Francesca Petralia	August 30, 1953	April 14, 2015
Alberto Emmanuel Carvalho Whitaker	October 10, 1940	April 14, 2015
Piergiorgio Peluso	March 25, 1968	April 14, 2015
Adhemar Gabriel Bahadian	October 22, 1940	April 14, 2015

B.	Compensation

In a meeting held on April 12, 2016, we approved the aggregate amount of approximately R$22.1 million as compensation to our statutory officers and approximately R$2.3 million as compensation to our board of directors during 2016. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentives and participation in long term incentive plans.

Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2015. The aggregate compensation to our statutory officers in the year ended December 31, 2015, including fixed remuneration, benefits, bonuses, short-term incentive and long term incentive plans, was approximately R$16.3 million considering INSS (approximately R$14.5 million without INSS).

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

For the year ended on December 31, 2015, each member of our Board of Directors received R$379,193 considering INSS (R$311,366 without INSS) and each member of our Fiscal Council received annual compensation of R$215,646 considering INSS (R$168,474 without INSS), paid pro rata according to each member’s time of service on such body.

C.	Board practices

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees—B. Compensation.”

D.	Our Employees

On December 31, 2015, we had 13,062 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2015, 2014 and 2013.

	As of December 31,
	2015	2014	2013
Network	1,966	1,972	1,436
Sales and marketing	4,195	4,095	3,961
Information technology	517	512	516

	As of December 31,
	2015	2014	2013
Customer care	5,033	5,233	5,134
Support and other	1,351	1,048	1,120
Total number of employees	13,062	12,860	12,167

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

As of December 31, 2015, our directors and executive officers, owned, in the aggregate, 16,903 common shares, which represented 0.00070% of our common shares outstanding. Accordingly, each of our directors or executive officers beneficially owns less than one percent of outstanding common shares.

Some key officers are also eligible to participate in a long term incentive plan (stock option plans) for which compensation is based on performance targets for our share price, as further described in “—B. Compensation” and “—D. Our Employees—Stock Options.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information relating to the ownership of common shares by TIM Brasil and our officers and directors. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66.58192%
All our officers and directors as a group*	16,903	0.00070%
Total	1,611,986,849	66.58262%

*	Represents less than 1%.

Since TIM Brasil owns 66.58% of our outstanding common shares, it has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. The common shares held by TIM Brasil have the same voting rights as the common shares held by other holders and TIM Brasil has no special voting rights beyond those ordinarily accompanying the ownership of our common shares.

As of December 31, 2015, there were 468,428,340 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 19.35% of our total capital.

TIM Brasil is a wholly owned Brazilian subsidiary of Telecom Italia International, which in turn is a wholly owned Dutch subsidiary of Telecom Italia. Telecom Italia is a corporation organized under the laws of the Republic of Italy. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia. See “Item 4. Information on the Company—C. Organizational Structure.”

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

As of December 31, 2015 the Telecom Italia Group had approximately 11.7 million physical retail accesses (retail) in Italy, a decrease of 0.7 million compared to December 31, 2014. The wholesale customer portfolio in Italy was approximately 7.5 million accesses for telephone services at December 31, 2015, an increase of 0.2 million accesses compared to December 31, 2014. The broadband portfolio in Italy reached 8.9 million accesses at December 31, 2015 (consisting of approximately 7.0 million retail accesses and approximately 1.9 million wholesale accesses), substantially stable compared to December 31, 2014 (8.8 million accesses). In addition, the Telecom Italia Group had approximately 30.0 million mobile telephone lines in Italy at December 31, 2015, a decrease of approximately0.3 million compared to December 31, 2014.

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.	Related Party Transactions

As of December 31, 2015, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had receivables and payables in amounts of R$16,662 thousand and R$113,024 thousand, respectively on December 31, 2015 with companies of the Telecom Italia Group. See Note 36 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are guarantor for TIM Celular’s Finance Contract with European Investment Bank in the principal amount of €350 million as of December 31, 2015. European Investment Bank has also bank guarantees from SACE SpA, Banco Itaú BBA and KfW IPEX in the principal amount of €115.0 million €220.0 million and €52.5 million, respectively.

We are guarantor in favor of BNDES, in the amount of R$4,635 million as of December 31, 2015, under the Credit Agreements of TIM Celular and Intelig.

We are guarantor in favor of KfW IPEX, in the amount of U.S.$78 million as of December 31, 2015, under the Loan Agreement of TIM Celular.

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM Participações and our Subsidiaries

At the shareholders’ meeting held on April 12, 2016, our shareholders approved an extension of the Cooperation and Support Agreement, originally signed in May 3, 2007 with Telecom Italia, for an additional 12 month period until April 30, 2017. The purpose of this agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused in adding value to our operations through:

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

The extended term of the agreement provides for a total price cap of €11.751 million. The price cap represents the maximum consideration to be paid by TIM Participações operating companies for all the services and support rendered by Telecom Italia during 2016 and 2017 under the agreement.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

The Company and its subsidiaries are subject to judicial and administrative proceedings, including civil, labor, tax and regulatory claims covering a wide range of matters that arise in the ordinary course of business. We adopted a policy of analyzing each such proceeding and making a judgment as to whether a loss is probable, possible or remote. We make accruals for legal proceedings that we are party to when we determine that losses are probable and can be reasonably estimated. For civil, labor, tax and regulatory proceedings where risk of loss has been classified as possible, there is no provision made and these proceedings are not expected to have a material adverse effect on our business or financial condition. Our judgment is always based on the opinion of our legal advisers. Accrual balances are adjusted to account for changes in circumstances for ongoing matters and the establishment of additional accruals for new matters. While we believe that the current level of accruals is adequate, changes in the future could impact these determinations.

We reviewed the disclosure of our legal proceedings in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015, and determined that, except where disclosed in detail below, no single legal proceeding, in itself, was material to our business or financial condition. Accordingly, in this annual report on Form 20-F, we disclose in detail those legal proceedings which we and our legal advisors have determined to be material, along with overall summaries and the aggregate value of our legal proceedings where risk of loss is probable.

Consumer Lawsuits

As of December 31, 2015, our subsidiaries are party to consumer lawsuits at the judicial and administrative levels where the risk of loss is considered probable amounting to R$51,953 thousand (R$66,531 thousand as of December 31, 2014). These lawsuits relate to questions regarding alleged improper billing, contract cancellation, quality of services, defects and flaws in the delivery of equipment and undue restriction.

PROCON and Public Prosecutor’s Office

TIM is involved in judicial and administrative proceedings brought by PROCON and various state public prosecutor’s offices where the risk of loss is considered probable in the amount of R$3,324 thousand as of December 31, 2015 (R$3,743 thousand as of December 31, 2014). These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) bundling arrangements for product and services; (iii) issues related to quality care; (iv) violations of PROCON’s Customer Service Rules (Novas Regras Para o Serviço de Atendimento ao Consumidor); (v) contractual violations, (vi) misleading advertising; and (vii) suspension of loyalty benefits in cases of theft of cell phones.

Lawsuits by Former Business Partners

TIM is a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amounts involved for such lawsuits where the risk of loss is considered probable are of R$18,496 thousand as of December 31, 2015 (R$14,918 thousand as of December 31, 2014).

•	A lawsuit filed by Botafogo Comércio e Importação Ltda. against TIM Celular, in 2002, by a former commercial partner, who argues that TIM Celular did not perform the contract and practiced unfair competition which ended up putting them out of business. A settlement procedure commenced and was adjudicated, whereby TIM Celular was required to pay consequential damages, lost profits and moral damages. The calculations of such damages as presented by TIM Celular, prepared by a retained expert witness, total approximately R$6,307 thousand, however this value is still pending final determination. In the meantime, TIM Celular filed an action to reverse the judgment, in which the judge granted an injunction until a final decision is issued. Currently, TIM is waiting for a decision to be handed down in respect of Botafogo Comércio e Importação Ltda’s appeal.

•	In 2009, the São Paulo based retail group TVM, a commercial partner of TIM Celular in São Paulo, filed a lawsuit to terminate its existing agreement with TIM Brazil, though the parties ultimately settled. In its settlement, TVM agreed to transfer 15 of its stores to TIM Celular (or an entity indicated by TIM Celular). These stores ended up being transferred to DM5 Comércio e Representação Ltda., or DM5. However, DM5 did not pay the transfer fees to TVM, and TVM subsequently filed a collection lawsuit. TIM Celular and DM5 were jointly and severally ordered by the Court of Appeals to pay an amount of R$4,019 thousand (plus interests and penalties). TIM Celular has filed an appeal of the appellate decision to the Federal Superior Court, which is currently pending judgment.

Environmental and Infrastructure

As of December 31, 2015, our subsidiaries are party to lawsuits with various actors arising from environmental licensing and installation / operation licensing issues. The amounts involved in such lawsuits where the risk of loss is considered probable are R$3,606 thousand as of December 31, 2015 (R$4,276 thousand as of December 31, 2014).

Other

We are also party to other civil claims brought by several different agents described above, in respect of, among others: (i) renewal of rental contracts; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. The amounts involved in such civil claims where the risk of loss is considered probable are R$10,812 thousand as of December 31, 2015 (R$12,709 thousand as of December 31, 2014).

Additionally, Intelig is involved in a lawsuit filed by a creditor of Editora JB and Gazeta Mercantil. The judge in that case ordered a seizure order on Intelig’s bank account in the amount of R$3,994 thousand based on the reasoning that Editora JB and Gazeta Mercantil are part of the same economic group as Intelig. Intelig has filed an interlocutory appeal, which was not granted. After that, Intelig filed a request for amendment, which was also rejected. Intelig is awaiting a decision as to whether the suit may be heard on appeal by the Superior Court (Superior Tribunal de Justiça).

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

Social Security Claims

In São Paulo, TIM Celular received a debit assessment notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing in the amount of R$4,713 thousand. TIM Celular filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. An administrative appeal was filed on October 5, 2009, the judgment of which is still pending.

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

Tax Claims

Federal Taxes

The total federal tax claims assessed against the Company, not including ordinary course of business taxes (FUST/FUNTTEL/FISTEL and other), is equal to R$1,965,525 as of December 31, 2015. Among these, the material federal tax claims relate to:

•	Tax carry forward loss, or CIT, and negative basis of Social Contribution on Profits (Contribuição Social sobre o Lucro Líquido), or CSLL, compensation disallowance; challenge to the goodwill expenses deduction; disallowance of withholding tax compensation due to an alleged lack of documentary support; failure to pay monthly estimated CIT/CSLL due; failure to present digital files; failure to comply with formal requirements and compliance procedures related to Regional Tax Incentives of the Superintendency for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste), or SUDENE. The amount in controversy as of December 31, 2015, classified as a possible contingency, is R$1,264,205 (approximately R$1,687,592 as of December 31, 2014).

•	Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in controversy as of December 31, 2015, classified as a possible contingency, is R$85,135 (R$85,478 as of December 31, 2014).

•	Social contribution on net income on exchange variation resulting from swap operations accounted for on a cash basis. The amount in controversy as of December 31, 2015 is approximately R$35,662 (R$35,662 as of December 31, 2014).

•	Withholding tax collection on income of residents’ remittances abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalty remittances abroad, including international roaming. The amount in controversy as of December 31, 2015 is R$150,763 (R$236,962 as of December 31, 2014). In respect of Intelig, amount in controversy as of December 31, 2015 is R$33,722 (R$39,957 as of December 31, 2014).

•	Alleged failure to calculate and collect corporate income tax, PIS/COFINS and social contribution on profits due to total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from CIT negative balance calculated on previous years. The amount in controversy as of December 31, 2015 is R$229,823 (R$268,995 as of December 31, 2014).

State Taxes

The total state tax claims assessed against the Company as of December 31, 2015 is equal to R$4,620,713. Among these, the material state tax claims relate to:

•	ICMS collection on telecommunication services provided, as well as on handsets sales and credits in “pre-paid” services, and alleged undue ICMS credit on sales which allegedly benefitted from a basis of calculation reduction. The amount in controversy as of December 31, 2015 is R$60,322 (R$74,615 as of December 31, 2014).

•	ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits applied. The amount in controversy as of December 31, 2015 is R$772,336 (R$855,497 as of December 31, 2014). In respect of Intelig, the amount in controversy as of December 31, 2015 is R$18,594 (R$20,285 as of December 31, 2014).

•	ICMS taxation on international roaming services provided. The amount in controversy as of December 31, 2015 is R$25,567 (R$27,891 as of December 31, 2014).

•	ICMS credits regarding the tax treatment of loaned handsets when they are returned to the Company. The amount in controversy as of December 31, 2015 is R$20,358 (R$20,358 as of December 31, 2014).

•	Alleged incorrect deduction of unconditional discounts offered to customers using the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy as of December 31, 2015 is R$932,584 (R$1,343,892 as of December 31, 2014).

•	Alleged mismatch between the Company’s tax bookkeeping and their respective accessory obligations (electronic file to report information related to services provided in accordance with Ordinance No. 115/2003), the regular record of goods’ entry and sale operations, as well as non-confirmed credits entered in the specific accessory obligation regarding ICMS information and calculation (Guia de Informação e Apuração do ICMS). The amount in controversy as of December 31, 2015 is R$64,744 (R$68,356 as of December 31, 2014).

•	Use of a tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the Supreme Court. Additionally, the company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy as of December 31, 2015 is R$649,778 (R$698,898 as of December 31, 2014).

•	Alleged lack of ICMS collection on network infrastructure sharing operations considering that the originally deferred tax was formerly not collected in accordance with Ordinance No. 128/98. The amount in controversy as of December 31, 2015 is R$87,550 (R$87,550 as of December 31, 2014).

•	Incidence of ICMS and the State Poverty Fund (Fundo Estadual de Combate à Pobreza – FECOP), on the acquisition of fixed assets and on telecommunication services provided in specific cases set forth in local legislation. The amount in controversy as of December 31, 2015 is R$67,941 (R$69,287 as of December 31, 2014).

•	Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy as of December 31, 2015 is R$135,176 (R$201,841 as of December 31, 2014).

•	ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy as of December 31, 2015 is R$549,627 (R$652,091 as of December 31, 2014).

•	Alleged improper crediting and duplication of ICMS after cancellation of telecom services due to improper billing / subscription fraud. The amount in controversy as of December 31, 2015 is R$17,568 (R$19,165 as of December 31, 2014).

Municipal Taxes

The total municipal tax claims assessed against the Company as of December 31, 2015 is equal to R$345,089. Among these, the material municipal tax claims relate to:

•	Charge of ISS tax and penalties due to the alleged lack of collection over the company’s revenue accounts. The amount in controversy as of December 31, 2015 is R$94,359 (R$94,359 as of December 31, 2014).

•	Alleged lack of ISS collection regarding import services. The amount in controversy as of December 31, 2015 is R$92,499 (R$110,999 as of December 31, 2014).

FUST, FUNTTEL and EBC

The total amount assessed against the Company as of December 31, 2015 is equal to R$1,563,863 (R$1,390,054 as of December 31, 2014).

The main claim involves the collection of FUST and FUNTTEL following the issuance by Anatel of Ordinance No. 7/2005, particularly the collection of these contributions related to interconnection revenues earned by telecommunications services providers from the date upon which Law 9,998/2000 came into force.

Additionally, there is a claim relating to contributions allegedly owed to the Brazilian Communications Company (Empresa Brasileira de Comunicação), or EBC, for the development of public broadcasting, established by Law No. 11.652 / 2008.

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

Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais. On December 31, 2015, the last reported sales price of our common shares on the BM&FBOVESPA was R$6.86 and on December 31, 2015, the last reported sales price of our ADSs on the NYSE was U.S.$8.48. As of December 31, 2015, the U.S. dollar-real exchange rate was R$3.905 per U.S.$1.00.

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

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	High	Low	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2011	31.30	20.01	N/A	N/A	9.80	6.81
December 31, 2012	32.99	16.88	N/A	N/A	11.95	6.89
December 31, 2013	27.19	17.42	N/A	N/A	12.33	7.75
December 31, 2014	30.16	21.51	N/A	N/A	13.83	10.49
December 31, 2015	24.38	8.44	N/A	N/A	12.88	6.56

Year ended December 31, 2014
First quarter	28.83	23.76	N/A	N/A	13.71	11.18
Second quarter	30.16	23.50	N/A	N/A	13.48	10.49
Third quarter	29.64	24.00	N/A	N/A	13.83	10.90
Fourth quarter	27.52	21.51	N/A	N/A	13.54	11.11

Year ended December 31, 2015
First quarter	24.38	16.47	N/A	N/A	12.88	10.63
Second quarter	17.30	14.46	N/A	N/A	10.70	8.72
Third quarter	16.82	9.42	N/A	N/A	10.39	7.51
Fourth quarter	11.45	8.44	N/A	N/A	8.70	6.56
Month ended
October 31, 2015	11.11	9.53	N/A	N/A	8.57	7.55
November 30, 2015	11.45	9.98	N/A	N/A	8.70	7.65
December 31, 2015	10.01	8.44	N/A	N/A	7.75	6.56
January 31, 2016	8.45	7.33	N/A	N/A	6.79	5.76
February 29, 2016	8.74	7.12	N/A	N/A	6.95	5.68
March 31, 2016	11.38	9.24	N/A	N/A	8.24	7.21
April 2016 (through April 13, 2016)	11.20	10.08	N/A	N/A	8.03	7.28

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the Novo Mercado segment of the BM&FBOVESPA, under the symbol “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the symbol “TSU.” For additional detail, see “—A. Offer and Listing Details.”

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

On May 20, 2011 the Board of Directors of TIM Participações recommended to the Extraordinary General Shareholders’ Meeting of the Company its migration to the Novo Mercado listing segment of BM&FBOVESPA, which took place on June 22, 2011. With this migration TIM moved to the highest level of corporate governance. Only 29% of Brazilian listed companies are in the Novo Mercado and TIM is the only telecommunications company stock among them.

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

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax or taxed at a rate of 15% or 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges, if carried out in accordance with Resolution CMN 2,689, as described below, are exempt from Brazilian income tax or subject to income tax at a rate of 15% if a holder in a Low or Nil Tax Jurisdiction realizes the gain. Gains realized through transactions on Brazilian stock exchanges are otherwise subject to Brazilian income tax at a rate of 15% and also to Brazilian withholding tax at a rate of 0.005% (to offset the Brazilian income tax due on eventual capital gain). Gains realized through transactions with Brazilian residents or through transactions in Brazil not on the Brazilian stock exchanges are subject to tax at a rate of 15%, or 25% if made by investors resident in a Low or Nil Tax Jurisdiction. Non-Brazilian holders should consult their tax advisors on the applicable income tax rate.

Non-Brazilian holders of common shares registered under Resolution CMN 2,689 (which, pursuant to Resolution 1,927, includes ADSs) and which as of March 31, 2000 superseded the Annex IV Regulations, may be subject to a more favorable tax treatment than as described above if the investor has:

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

The Brazilian IOF/Bonds Tax and any IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders should consult their tax advisers regarding the availability of foreign tax credits in their particular circumstances.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for its 2015 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. person, subject to exceptions (including an exception for stock held through a U.S. financial institution). U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to our common shares or ADSs.

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

We will furnish to J.P. Morgan, as depositary, copies of all reports we are required to file with the SEC under the Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements. In addition, we are required under the Deposit Agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of common shareholders’ meetings and other reports and communications that are generally made available to holders of common shares. Under certain circumstances, the depositary will arrange for the mailing to all ADR holders, at our expense, of these notices, reports and communications.

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

Interest Rate Risk

On December 31, 2015, the amount of our outstanding debt which accrued interest at the CDI, TJLP, SELIC and IPCA floating interest rates totaled R$6,372 million. On the same date, we had cash and cash equivalents, in the amount of R$6,700 million in instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2015 would have resulted in a variation of R$6 million in our interest expenses from financial contracts and a variation of R$7 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

Exchange Rate Risk

As of December 31, 2015, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

Our revenues are earned almost entirely in real, and we have no material foreign currency-denominated assets. We acquire our equipment and handsets from global suppliers, the prices of which are primarily denominated in U.S. dollars. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. In order to hedge part of the exchange rate risk linked to capital expenditures and operating expenses, the Company has invested R$599 million in a U.S. dollar-denominated hard currency fund. Furthermore, depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products which may result in the adoption of deflationary government policies.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	Description of American Depositary Receipts in Respect of Common Shares

Our depositary is J.P. Morgan Chase Bank, N.A., with its corporate trust office at which the ADRs will be administered is located at 1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401, United States.

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

Depositary Actions:	Description of Fees Incurred by ADR Holders per Payment:

deposited securities

As necessary, any fees and expenses incurred by the depositary in connection with the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

Ongoing Reimbursements by the Depositary

J.P. Morgan, as depositary, has agreed to reimburse certain reasonable Company’s expenses related to the establishment and maintenance of the ADR program. Such reimbursable expenses include legal fees, investor relations servicing, investor related presentations, broker reimbursements, ADR- related advertising and public relations in those jurisdictions in which the ADRs may be listed or otherwise quoted for trading, accountants’ fees in relation to this Form 20-F filings with the SEC and other bona fide Program-related third party expenses.

During the year ended December 31, 2015, we received from our depositary U.S.$2,813,831.84 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities.

See also “Item 10. Additional Information—E. Taxation.”

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2015. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework set in 2013. Our management concluded that as of December 31, 2015, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2015.

(c)	Audit Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2015. Their attestation report on internal controls over financial reporting is included herein.

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

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five members and an equal number of alternates, who may or may not be shareholders, elected by the Board of Directors. This year we have three members. Our Statutory Audit Committee has determined that one of its members, Mr. Herculano Aníbal Alves, an independent member of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Auditores Independentes, during the years ended December 31, 2014 and 2015:

	Year ended December 31,
	2015	2014
	(in thousands of reais)
Audit fees	3,261	3,427
Audit–related fees	706	1,578
Tax fees	—	—
All other fees	3,885	3,295
Total fees	7,852	8,300

Audit fees in the above table are the aggregate fees billed PricewaterhouseCoopers Auditores Independentes, in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes Oxley Act.

In 2015, our external auditors provided audit and audit-related services other than in connection with the audit of our financial statements. Such services included (1) services related to the audit of our internal controls over financial reporting, (2) accounting assistance and advice, (3) assurance on the sustainability report and (4) tax audit assistance.

TIM and all other telecommunications and media operators in Brazil are required by Anatel to have certain quality indicators in the provision of multimedia and mobile services measured by an independent expert. In October 2011, Anatel published Regulations 574 and 575, which mandated the selection of a body responsible for measuring the quality of Brazilian broadband services offered to the population. As result, Anatel defined all the quality indicators and determined that PricewaterhouseCoopers EAQ Ltda., or PwC EAQ, would be engaged to provide this measurement service, with the total value of the services split between the telecommunications and media operators companies. In 2015, TIM paid R$3.8 million (R$3.3 million in 2014) for such services provided by PwC EAQ under the aforementioned Anatel regulations.

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

Item 16H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have responded to Item 18.

Item 18.	Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19.	Exhibit Index

EXHIBIT INDEX

1.1	By-laws of TIM Participações S.A. approved at the Annual Shareholder’s Meeting held on April 11, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
2.1	Deposit Agreement, dated as of June 24, 2002, among Tele Celular Sul Participações S.A., J.P. Morgan Chase Bank, N.A., as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2005.
4.1*	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit Ltd. as lender, KfW IPEX-Bank GmbH, as facility agent and TIM Celular S.A., as borrower.
4.2*	Facility Agreement, dated as of October 27, 2015, between Cisco Systems Capital Corporation, as Lender and TIM Celular S.A., as borrower.
4.3*	English Summary of Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 15.2.0825.1, dated as of December 29, 2015, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor.
4.4	English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.5	English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.6	English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.7	Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.8	Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.9	Promissory Note, dated as of July 31, 2013, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.10	Finance Contract, dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.11	Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.12	English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.13	English Summary of Term of Authorization for Use of Radiofrequencies, dated as of April 3, 2013, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.14	Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.15	Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.16	Credit Agreement, dated as of January 28, 2008, between TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.17	Finance Contract, dated as of December 29, 2011, among European Investment Bank, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.18	Loan Agreement dated as of September 5, 2011, between Tim Celular and JP Morgan, under Resolution CMN No. 4131, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.19	Loan Agreement dated as of September 6, 2011, between Tim Celular and Bank of America, under Resolution CMN No. 4131, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.20	Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (as later denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.21	Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (as later denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.22	Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and AES Communications Rio de Janeiro S/A. (as later denominated TIM Fiber RJ S/A) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.23	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.24	Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.25	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.26	Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.27	Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.28	Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Nordeste S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.29	Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.30	Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.31	Loan Agreement, dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.32	Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.33	Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.34	Second Amendment to the Cooperation and Support Agreement, dated as of April 22, 2009, between Telecom Itália S.p.A. and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.35	Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participações S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on July 2, 2001.

4.36	Credit Agreement, dated as of August 10, 2005, among BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.
4.37	Authorization agreement for TIM Celular S.A. dated May 25, 2007 pursuant to which TIM is authorized to provide land line switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.
4.38	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.39	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.40	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.41	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.42	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.43	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.44	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.45	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.46	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.47	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.48	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.49	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.50	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.51	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.52	Term of Authorization for Use of Radiofrequencies, dated as of November 30, 2005, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda.
4.53	Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.54	Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
6.1	Statement regarding computation of per share earnings, which is incorporated by reference to Note 35 to our consolidated financial statements included in this annual report.
8.1*	List of Significant Subsidiaries.
11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.

*	Filed herewith.

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

FX: The term foreign exchange is usually abbreviated as "forex" and occasionally as “FX”. The foreign exchange is the exchange of one currency for another, or the conversion of one currency into another currency. Foreign exchange also refers to the global market where currencies are traded virtually around-the-clock.

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

IP network: a communication network that uses Internet Protocol (IP) to send and receive messages by delivering packets from the source host to the destination host based on the IP addresses in the packet headers.

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

MOU (Minutes of Usage): The monthly average number of minutes of use of each mobile phone user.

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

Dated: April 14 , 2016

TIM PARTICIPAÇÕES S.A.

By:	/s/ Rodrigo Modesto de Abreu
Name: Rodrigo Modesto de Abreu
Title: Chief Executive Officer

By:	/s/ Guglielmo Noya
Name: Guglielmo Noya
Title: Chief Financial Officer

TIM Participações S.A. and

subsidiaries

Report of independent registered

public accounting firm

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under item 15 Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

April 14, 2016

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at December 31

(In thousands of Reais)

	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents	4	6,100,403	5,232,992
Marketable securities	5	599,414	-
Trade accounts receivable	6	2,858,089	3,537,417
Inventories	7	141,720	264,033
Indirect taxes and contributions recoverable	8	922,593	1,285,143
Direct taxes and contributions recoverable	9	324,780	357,482
Prepaid expenses	11	210,056	266,264
Financial instruments	39	608,915	47,541
Finance lease	15	1,969	1,525
Other current assets		265,334	182,018
		12,033,273	11,174,415
Non-current assets
Long-term receivables
Securities	5	-	41,149
Trade accounts receivable	6	24,861	29,886
Indirect taxes and contributions recoverable	8	817,676	574,490
Direct taxes and contributions recoverable	9	24,758	23,346
Deferred income tax and social contribution	10	14,526	537,097
Judicial deposits	12	1,106,041	986,017
Prepaid expenses	11	55,234	70,587
Financial instruments	39	490,659	463,157
Finance lease	15	197,966	193,511
Other non-current assets		12,117	11,926
		2,743,838	2,931,166

Property, plant and equipment	13	10,667,348	8,914,929
Intangible assets	14	9,959,193	9,322,634
		23,370,379	21,168,729
Total assets		35,403,652	32,343,144

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

As at December 31

(In thousands of Reais)

	Notes	2015	2014
Liabilities
Current liabilities
Suppliers	16	3,784,945	5,402,204
Borrowings and financing	18	2,326,186	1,281,554
Finance lease obligation	15	38,592	3,642
Financial instruments	39	109,512	67,044
Payroll, profit sharing and related charges		199,373	208,629
Indirect taxes, fees and contributions payable	19	501,768	645,896
Direct taxes, fees and contributions payable	20	213,880	162,311
Dividends payable	24	524,779	421,002
Authorizations payable	17	467,687	493,169
Deferred revenues	21	484,392	427,862
Other current liabilities		7,292	9,943
		8,658,406	9,123,256
Non-current liabilities
Borrowings and financing	18	5,600,250	5,472,865
Finance lease obligation	15	1,579,914	326,027
Indirect taxes, fees and contributions payable	19	103	94
Direct taxes, fees and contributions payable	20	243,151	229,027
Deferred income tax and social contribution	10	120,730	129,206
Provision for legal and administrative proceedings	22	415,611	406,509
Pension plan and other post-employment benefits		1,275	645
Provisions for decommissioning costs	23	31,609	286,275
Authorizations payable	17	690,285	879,012
Deferred revenues	21	1,098,689	137,585
Other non-current liabilities		30,585	30,609
		9,812,202	7,897,854

Total liabilities		18,470,608	17,021,110

Shareholders’ equity	24
Share Capital		9,866,298	9,866,298
Treasury shares		(3,369)	(3,369)
Capital reserves		1,442,097	1,344,470
Accumulated other comprehensive income		1,887	2,303
Profit reserves		5,626,131	4,112,332
Total shareholders’ equity		16,933,044	15,322,034

Total liabilities and shareholders’ equity		35,403,652	32,343,144

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

Years ended December 31

(In thousands of Reais, unless otherwise indicated)

	Notes	2015	2014	2013

Revenues	26	17,138,851	19,498,165	19,921,291

Cost of services provided and goods sold	27	(8,306,857)	(10,083,920)	(10,822,202)
Gross profit		8,831,994	9,414,245	9,099,089

Operating income (expenses):
Selling expenses	28	(4,826,895)	(5,022,972)	(4,911,522)
General and administrative expenses	29	(1,195,277)	(1,130,754)	(1,012,556)
Other income (expenses), net	30	434,395	(774,830)	(736,138)
		(5,587,777)	(6,928,556)	(6,660,216)

Operating income		3,244,217	2,485,689	2,438,873

Finance income (expenses):
Finance income	31	848,737	702,417	451,391
Finance expenses	32	(1,115,524)	(997,294)	(749,700)
Foreign exchange variations, net	33	2,409	2,105	(4,411)
		(264,378)	(292,772)	(302,720)

Income before income tax and social contribution		2,979,839	2,192,917	2,136,153

Income tax and social contribution	34	(908,694)	(646,498)	(630,539)

Net income for the year		2,071,145	1,546,419	1,505,614

Earnings per share attributable to Company shareholders (in R$ per share)

Basic earnings per share	35	0.8558	0.6396	0.6230

Diluted earnings per share	35	0.8557	0.6393	0.6228

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31

(In thousands of Reais)

	2015	2014	2013

Net income for the year	2,071,145	1,546,419	1,505,614

Other components of comprehensive income
Item that will not be reclassified to the statement of income:
Remeasurement of post-employment benefit obligations, net of taxes	(416)	290	2,245

Total comprehensive income for the year	2,070,729	1,546,709	1,507,859

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Reais)

			Revenue reserves
	Capital stock	Capital reserves	Legal reserve	Reserve for expansion	Additional dividend proposed	Treasury shares	Accumulated other comprehensive income	Accumulated earnings	Total

Balances as at December 31, 2012	9,839,770	387,000	363,353	3,246,348	-	(3,369)	(232)	-	13,832,870
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,505,614	1,505,614
Remeasurement of post- employment benefit obligation	-	-	-	-	-	-	2,245	-	2,245
Total comprehensive income for the year	-	-	-	-	-	-	2,245	1,505,614	1,507,859

Total of shareholders’ contributions and distributions to shareholders
Stock options (Note 25)	-	4,244	-	-	-	-	-	-	4,244
Allocation of profit for the year:
Legal reserve (Note 24)	-	-	75,281	-	-	-	-	(75,281)	-
Proposed dividends (Note 24)	-	-	-	-	-	-		(357,583)	(357,583)
Constitution of tax benefit reserve (Note 24)	-	826,396	-	(699,201)	-	-	-	(127,195)	-
Additional dividend proposed	-	-	-	-	485,722	-	-	(485,722)	-
Constitution of reserve for expansion (Note 24)	-	-	-	459,833	-	-	-	(459,833)	-
Distribution of supplementary dividends 2012	-	-	-	(398,889)	-	-	-	-	(398,889)
Dividends posted directly to shareholders’ equity	-	-	-	4,805	-	-	-	-	4,805
Reversal of put option balance	-	-	-	1,334	-	-	-	-	1,334

Total of shareholders’ contributions and distributions to shareholders	-	830,640	75,281	(632,118)	485,722	-	-	(1,505,614)	(746,089)
Balances as at December 31, 2013	9,839,770	1,217,640	438,634	2,614,230	485,722	(3,369)	2,013	-	14,594,640

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	1,546,419	1,546,419
Remeasurement of post-employment benefit obligation	-	-					290	-	290
Total comprehensive income for the year	-	-	-	-	-	-	290	1,546,419	1,546,709

Total of shareholders’ contributions and distributions to shareholders
Stock options (note 25)	-	5,687	-	-	-	-	-	-	5,687
Capital Increase	26,528		-	-	-	-	-	-	26,528

Allocation of profit for the year:
Legal reserve (note 24)	-	-	77,322	-	-	-	-	(77,322)	-
Proposed dividends (note 24)	-	-	-	-	-	-		(367,274)	(367,274)
Constitution of tax benefit reserve (note 24)	-	121,143	-	-	-	-	-	(121,143)	-
Constitution of reserve for expansion (note 24)	-	-	-	980,680	-	-	-	(980,680)	-
Distribution of supplementary dividends 2013	-	-	-	-	(485,722)	-	-	-	(485,722)
Dividends posted directly to shareholders’ equity	-	-	-	1,466	-	-	-	-	1,466

Total of shareholders’ contributions and distributions to shareholders	26,528	126,830	77,322	982,146	(485,722)	-	-	(1,546,419)	(819,315)
Balances as at December 31, 2014	9,866,298	1,344,470	515,956	3,596,376	-	(3,369)	2,303	-	15,322,034

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-		2,071,145	2,071,145
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	(416)	-	(416)
Total comprehensive income for the year	-	-	-	-	-	-	(416)	2,071,145	2,070,729

Total of shareholders’ contributions and distributions to shareholders
Stock options (note 25)	-	4,504	-	-	-	-	-	-	4,504
Allocation of profit for the year:
Legal reserve (note 24)	-	-	103,557	-	-	-	-	(103,557)	-
Proposed dividends (note 24)	-	-	-	-	-	-		(468,616)	(468,616)
Constitution of tax benefit reserve (note 24)	-	93,123	-	-	-	-	-	(93,123)	-

Constitution of reserve expansion (Note 24)	-	-	-	1,405,849	-	-	-	(1,405,849)	-
Dividends posted directly to shareholders’ equity	-	-	-	4,393	-	-	-	-	4,393

Total of shareholders’ contributions and distributions to shareholders	-	97,627	103,557	1,410,242	-	-	-	(2,071,145)	(459,719)
Balances as at December 31, 2015	9,866,298	1,442,097	619,513	5,006,618	-	(3,369)	1,887	-	16,933,044

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31

(In thousands of Reais)

	Notes	2015	2014	2013
Operating activities
Income before income tax and social contribution		2,979,839	2,192,917	2,136,153
Adjustments to reconcile income with cash from operating activities:
Depreciation and amortization		3,361,971	3,052,579	2,767,870
Gain on sale of property, plant and equipment (leaseback)	1b e 31	(1,210,980)	-	-
Residual value of property, plant & equipment and intangible assets (written-off)		11,704	15,659	11,889
Interest on asset retirement obligations	24	3,961	7,915	4,144
Provision for legal and administrative proceedings	23	359,973	264,338	287,174
Interest and Monetary charges on judicial deposits and administrative and judicial proceedings		28,857	(6,211)	(5,942)
Inflation indexation of dividends		-	10,957	7,564
Interest, monetary and exchange variations of borrowings and other financial adjustments		757,960	747,989	482,015
Leasing interest payable	33	145,274	43,904	14,869
Leasing interest receivable	32	(24,045)	(32,085)	-
Allowance for doubtful accounts	29	230,357	248,576	240,051
Stock options	26	4,504	5,687	4,244
		6,649,375	6,552,225	5,950,031

Decrease (increase) in operating assets:
Trade accounts receivable		535,736	(204,173)	(3,909)
Taxes and contributions recoverable		156,845	(375,939)	(355,737)
Inventories		122,313	32,796	(27,684)
Prepaid expenses		71,561	(33,591)	(28,851)
Judicial deposits		(70,491)	(232,952)	134,096
Other current assets		(75,181)	(33,233)	(41,068)
Increase (decrease) in operating liabilities:
Payroll, profit sharing and related charges		(9,256)	38,074	37,273
Suppliers		(1,804,175)	12,623	895,908
Taxes, fees and contributions payable		(493,936)	(225,866)	(644,194)
Authorizations payable		(247,806)	1,294,640	(292,366)
Payment of legal and administrative proceedings	23	(429,261)	(256,497)	(253,489)
Other current liabilities		(127,518)	(127,043)	(100,508)
Net cash from operating activities		4,278,206	6,441,064	5,269,502

Cash from investment activities
Financial assets stated at fair value through profit or loss		(558,264)	(12,468)	(6,037)
Proceeds on sale of property, plant and equipment	1.b	2,498,421	-	-
Additions to property, plant and equipment and intangible assets		(4,764,239)	(6,850,889)	(3,560,906)
Net cash used in investment activities		(2,824,082)	(6,863,357)	(3,566,943)

Cash from financing activities
Increase in capital – share issue		-	26,199	-
New borrowings		1,262,351	2,302,691	1,109,757
Repayment of borrowings		(1,711,497)	(984,342)	(1,260,914)
Payment of finance lease		(82,092)	(17,586)	(1,913)
Reimbursement to shareholders		(22)	(46)	(31)
Derivative financial instruments		304,994	(123,375)	42,513
Dividends paid		(360,447)	(835,898)	(734,908)
Repayment of dividends		-	-	799
Net cash from (used in) financing activities		(586,713)	367,643	(844,697)

Increase (decrease) in cash and cash equivalents		867,411	(54,650)	857,862

Cash and cash equivalents at the beginning of the year		5,232,992	5,287,642	4,429,780
Cash and cash equivalents at the end of the year		6,100,403	5,232,992	5,287,642

Supplementary information on non-cash and other transactions are presented in Note 42.

The accompanying notes are an integral part of these financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 At December 31, 2015

(In thousands of Reais, unless otherwise indicated)

1.	Operations

(a)	Corporate Structure

TIM Participações S.A. (“TIM Participações”, “Company” or the “Group”) is a publicly-held corporation based in the city of Rio de Janeiro, Rio de Janeiro State and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at December 31, 2015, (66.58% in 2014). The Company’s and its subsidiaries, (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the Brazilian stock exchange - BM&FBovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”).

Direct subsidiaries

(a)	TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular’s shares. This subsidiary provides Landline telephone services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”), and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)	Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This subsidiary provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

(b)	Material Transactions – Sale of Towers

In November 2014 and January 2015 TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”). One of them related to the sale for up to 6,481 telecommunications towers, for approximately R$3 billion, and the other related to a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with provision for the monthly rental amounts depending on the type of

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015

(In thousands of Reais, unless otherwise indicated)

tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to the purchaser, due to the need to meet certain precedent conditions.

This transaction will benefit the Company’s operating and financial capacity and allow it to expand its investments and improve quality.

Up to December 31, 2015, a total of three transfers were made, on April 29, September 30 and December 16, 2015, which transferred 5,483 towers to ATC (84.6% of the total owned by TIM). Cash proceeds received for those transactions totaled R$2,498,421.

The gain on the portion of the assets effectively sold, amounting to R$1,210,980, was recognized in income for the year, net of transaction costs, while the gain on the portion of the towers subject to sale and leaseback, amounting to R$1,002,393 (net of transaction costs), was deferred over the lease term (20 year) as per the Master Lease Agreement.

The discount rate used in the transaction was determined based on observable market transactions that the lessee would have to pay in a similar lease or borrowing arrangement. The amounts of the discount rate applied in each tranche are described in Note 15.

The effects on the accounts are shown below:

2015

Number of towers sold	5,483

Sales amount	2,498,421
Asset residual value and transaction costs	(487,795)
Gain on the transaction	2,010,626

Effect of the sale on income:
Income from disposal of assets	1,253,618
Asset residual value	(247,572)
Write-off of provision for decommissioning costs	204,934
Effect on pre-tax income (under “other operating income (expenses), net”)	1,210,980

Income and social contribution taxes (IR and CS)	(372,140)

Net effect on income for the year	838,840

Deferred revenues	1,002,393

Property, plant and equipment leased back	1,244,803

Finance lease obligation (“leaseback”)	1,244,803

Effect on net debt (*)	1,253,618

(*) Represents the total amount of the sale less the finance lease obligation.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015 and 2014

(In thousands of Reais, unless otherwise indicated)

2.	Basis for preparation and disclosure of the financial statements

The financial statements have been prepared in accordance to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The significant accounting policies applied to the preparation of the financial statements are described below. These policies were consistently applied in the years presented, unless otherwise indicated.

(a)	General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, which are classified as non-current assets and liabilities.

(b)	Functional currency and presentation currency

The presentation currency for the financial statements is the Brazilian Real (R$), which is also the functional currency for all the companies consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Brazilian Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these accounts are recorded in the statement of income.

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

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

(d)	Consolidation procedures

Subsidiaries are all entities in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets acquired, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2015

(In thousands of Reais, unless otherwise indicated)

minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as other income, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial statements used in the consolidation is the same for all Group companies.

(e)	Reclassification

During 2015, the Company reviewed its deferred income tax balances to adopt a net presentation when appropriate. The 2014 “Deferred income tax and social contribution” in non-current assets and non-current liabilities decreased by R$ 351,967 as the Company has the legally enforceable right to offset these balances by tax paying entity. Although the adjustment was a correction, management believes that it is immaterial for purpose of the fair presentation of prior periods.

(f)	Approval of the financial statements

These financial statements were approved by the Company’s Board of Directors on April 14, 2016.

(g)	New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 2015. The early adoption of these standards, although encouraged by IASB, has not been implemented by management.

IFRS 9	“Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9. The standard comes into force on January 1, 2018.
IFRS 15	This new standard determines the concepts that an entity has to apply in revenue measurement and when it must be recognized. It was initially issued to come into effect on January 1, 2017 and replace IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations. The standard comes into effect on January 1, 2018. The Group is assessing the overall impact of IFRS 15.
IFRS16	This standard supersedes the existing standard on leasing, IAS 17 – Leases, and related interpretations, and establishes the principles for the recognition, measurement, presentation and disclosure on leasing for both parties to a contract, in other words, clients (lessee) and suppliers (lessor). Lessees are required to recognize a leasing liability reflecting future payments of the leasing and a “right to use an asset” for almost all leases contracts, excepting some short-term leases and contracts of assets of a small amount. For lessors the accounting treatment remains almost unchanged, with the classification of leases in operational or financial leases, and the accounting of these two kinds of lease contracts in different manners. The standard comes into effect on January 1, 2019. The Group is assessing the impacts on its adoption and has still not defined the transition method that will be used.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on the financial statements of the Group.

3.	Critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as at the base date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

(a)	Loss on impairment of non-financial assets

Losses from impairment take place when the book value of an asset or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on the information available from sale transactions involving similar assets or market prices less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year an estimated perpetuity of nominal growth of cash flows was used.

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date on which the financial statements are reported or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2015 and 2014, the principal non-financial asset valued in this manner was goodwill (Note 14).

(b)	Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax and social contribution losses and temporary differences takes into account estimates of taxable income (Note 10).

(c)	Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management assisted by internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve Management’s judgment (Note 22).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)
(d)	Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that consider observable data or observable data derived from the market (Note 39).

(e)	Unbilled revenues

As some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors (Note 6).

(f)	Sale and leaseback

A sale and leaseback transaction is one where the group sells an asset and immediately reacquires the use of the asset by entering into a lease with the buyer. The accounting treatment of the sale and leaseback depends upon the substance of the transaction (by applying the lease classification principles).

For sale and finance leasebacks, any profit from the sale is deferred and amortized over the lease term. For sale and operating leasebacks, generally the assets are sold at fair value, and accordingly the profit or loss from the sale is recognized immediately in the group profit and loss account.

At the commencement of the lease term, the group recognizes finance leases as assets and liabilities in its balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease.

The discount rate used in a sale and finance leasebacks transaction is determined based on observable market transactions that the lessee would have to pay in a similar lease or borrowing arrangement. As mentioned in the note 1.b, the discount rates applied by Company´s management in the transactions entered throughout the year were determinant for the computation of the gain portion accounted through profit & loss as well as the gain portion deferred and amortized over the lease term.

4.	Cash and cash equivalents

These are financial assets classified as borrowings and receivables, being accounted at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	2015	2014

Cash and cash equivalents	113,244	134,719
Short term bank deposits
CDB/Repurchase agreements	5,987,159	5,098,273

	6,100,403	5,232,992

Bank Deposit Certificates (“CDB”) and Repurchases agreements are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to pay short-term obligations of the Company.

At December 31, 2015, the annual average return of the Company’s CBDs and Repurchase agreements, including those not classified as cash and cash equivalents, is 101.30% of the Interbank Deposit Certificate - CDI rate.

5.	Marketable securities

	2015	2014

CDB/Repurchase agreements/DI Fund	-	41,149
Foreign exchange fund	599,414	-
	599,414	41,149

Current portion	599,414	-
Non-current portion	-	41,149

At December 31, 2014, the total investments classified as non-current were restricted for use by virtue of legal actions.

Quotas in a non-exclusive foreign exchange fund were purchased during 2015. This foreign exchange

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

fund has daily liquidity, is indexed to the US Dollar and is basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on repayments to suppliers in foreign currency.

During 2015, some of the foreign exchange fund quotas were designated as cash-flow hedge. The impact of this transaction resulted in operational cost reductions of R$11,523. As at December 31, 2015, there were no foreign exchange fund quotas designated as a Hedge Accounting transaction.

6.	Trade accounts receivable

These are financial assets classified as borrowings and receivables. They refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed through the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”).

Losses on doubtful accounts were recognized as a reduction at accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economy in general, the risks involved in each case and the collection curve, at an amount deemed sufficient.

The fair value of accounts receivable equals the book value recorded at December 31, 2015 and 2014. A portion of the accounts receivable, relating to the post-paid business, is used to secure the total amount of BNDES borrowings (Note 18).

	2015	2014

Billed services	995,879	1,021,573
Unbilled services	667,886	642,950
Network use	448,064	492,748
Sale of goods	1,120,449	1,780,685
Other accounts receivable	2,053	2,924
	3,234,331	3,940,880

Allowance for doubtful accounts	(351,381)	(373,577)
	2,882,950	3,567,303

Current portion	(2,858,089)	(3,537,417)
Non-current portion	24,861	29,886

Changes in allowances for doubtful accounts, were as follows:

	2015	2014

Opening balance	373,577	353,925
Additions	230,357	248,576
Write-off	(252,553)	(228,924)
Closing balance	351,381	373,577

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

The aging of the accounts receivable is as follows:

	2015	2014

Yet to fall due	2,153,088	2,887,221
Past due for up to 30 days	189,186	161,726
Past due for up to 60 days	57,822	59,178
Past due for up to 90 days	406,850	385,012
Past due for more than 90 days	427,385	447,743
	3,234,331	3,940,880

7.	Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	2015	2014

Mobile handsets and tablets	123,664	237,164
Accessories and pre-paid cards	19,762	22,868
TIM chips	12,170	20,943
	155,596	280,975

Losses on adjustment to realizable amount	(13,876)	(16,942)
	141,720	264,033

8.	Indirect taxes and contributions recoverable

	2015	2014

ICMS	1,708,059	1,850,569
Others	32,210	9,064
	1,740,269	1,859,633

Current portion	(922,593)	(1,285,143)
Non-current portion	817,676	574,490

The Imposto sobre Circulação de Mercadorias e Serviços - ICMS recoverable basically refers to credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 months), as well as to ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM Celular.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

9.	Direct taxes and contributions recoverable

	2015	2014

Income tax and social contribution	40,042	28,385
PIS/COFINS	228,383	309,186
Others	81,113	43,257
	349,538	380,828

Current portion	(324,780)	(357,482)
Non-current portion	24,758	23,346

The Programa de Integração Social/Contribuição para o Financiamento da Seguridade Social - PIS/COFINS recoverable refer to: (i) to credits regarding the purchase of inventories of goods for resale, basically handsets, tablets and modems; (ii) to credits arising from a final and unappealable judgment on the unconstitutionality of the broadening of the calculation base for these contributions under Law 9718/98, and (iii) to credits calculated on rights and services used as input, electricity and rentals.

10.	Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax and social contribution losses carryforward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income tax and social contribution credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

As mentioned in Note 2 (e), the balances of deferred income tax and social contribution credits and debits are shown in the balance sheet at the net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus deferred tax credits and debits belonging to different entities are, in general, shown separately, not at their net amount.

As of December 31, 2015 and 2014, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives presented in Note 34 are also being considered in deferred taxes.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

The amounts recorded are as follows:

Asset (liability)

	2015	2014
Deferred taxes – Liabilities
Deemed cost - Intelig	(120,730)	(129,206)
	(120,730)	(129,206)

Deferred taxes – Assets
Carryforward loss - Income Tax	1,034,243	1,184,366
Carryforward social contribution	385,946	440,095
Temporary differences
Allowance for doubtful accounts	122,299	130,288
Provision for legal and administrative proceedings	141,246	138,151
Adjustment to present value – 3G license	14,950	16,892
Deferred tax on IFRS adjustments
Depreciation related to asset retirement obligations	6,482	25,280
Monetary charges on asset retirement obligations	4,363	14,107
Capitalized interest	499	1,020
Authorization charges	387	1,934
Acquisition of shares from minority shareholders	53,569	53,569
Business combination – Intelig acquisition	71,405	71,405
Lease of LT Amazonas Infrastructure	11,022	8,381
Effect of merger of TIM Fibers	770	940
Profit sharing	16,594	26,047
Taxes with suspended enforceability	12,872	12,872
Fistel – Recovery TFI	50,721	-
Amortized goodwill – TIM Fiber	(264,639)	(201,125)
Derivative financial instruments	(336,621)	(150,842)
Capitalization interests on 4G authorization	(84,751)	(4,310)
Others	5,484	(3,764)
	1,246,841	1,765,306

Valuation allowance (Intelig and TIM Participações)	(1,232,315)	(1,228,209)
	14,526	537,097

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

TIM Celular

TIM Celular has recorded deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on a profitability history and the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Deferred income tax and social contribution

2016	120,692
2017	91,305
2018	105,951
2019 onwards	57,679
Carryforward loss	375,627

Temporary differences	(361,101)

Total credits recoverable	14,526

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available December 31, 2015.

TIM Celular used credits related to tax losses carried forward and negative basis of social contribution of R$206,083 in 2015 (R$203,688 in 2014).

Losses on the realization of tax credits

As TIM Participações S.A. does not carry out activities that generate income tax and social contribution taxable income, a full valuation allowance on tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$93,215 at December 31, 2015 (R$84,917 at December 31, 2014), was recognized.

As Intelig has not presented a history of taxable income, and does not expect future taxable income, a full valuation allowance against tax credits was recorded in the amount of R$1,139,100 as of December 31, 2015 (R$1,143,292 as of December 31, 2014), of which R$1,006,749 refers to tax losses and negative base of social contribution and R$132,351 to temporary differences.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

11.	Prepaid expenses

	2015	2014

Advertising not aired/released (*)	162,145	225,423
Rentals and insurance	46,936	46,434
Network swap (**)	37,674	46,417
Others	18,535	18,577
	265,290	336,851

Current portion	(210,056)	(266,264)
Non-current portion	55,234	70,587

(*) Represents early payments of expenses for the advertising of TIM brand’s products and services, which are recognized in income according to the period of broadcasting.

(**) On April 1, 2010, Intelig and GVT entered into a contract with reciprocal agreement of assignment of fiber optic infrastructure (exchange of telecom capacity or network swap), in order to expand their respective areas at operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to deferred revenues (current and non-current). Both amounts are being appropriated to income statement in the same proportion over a period of 10 years.

12.	Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	2015	2014

Civil	361,689	392,270
Labor	420,112	347,673
Tax	268,825	245,966
Regulatory	109	108
Others (*)	55,306	-

Non-current portion	1,106,041	986,017

(*) Refer to financial investments related to judicial proceedings.

Civil

These are court deposits to allow civil suit to proceed where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for releasing the V1 sub-bands, to allow the implementation of 4G technology, after TIM Celular had won the auction. In this case, the court deposit amounts to R$53,559 (R$47,870 as of December 31, 2014).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount is distributed among the several claims filed by the Company’s employees and third-party service providers.

Tax

The Company and its subsidiaries have made court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i) 2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$ 80,205 (R$73,654 as of December 31, 2014).

(ii) Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$ 64,968 (R$60,098 as of December 31, 2014).

(iii) Liability for Contribuição Provisória sobre Movimentações Financeiras - CPMF on capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$ 31,450 (R$29,513 as of December 31, 2014).

(iv) Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$ 11,450 (R$10,044 as of December 31, 2014).

(v) Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$ 9,340 (R$8,678 as of December 31, 2014).

(vi) Liability for Imposto Sobre Serviços - ISS on import services and outsourced services; alleged failure to pay for land clearance and radio base station maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$ 5,524 (R$4,883 as of December 31, 2014).

(vii) Ancillary services provided for in ICMS Agreement 69/98. The current value of these deposits is R$ 5,479 (R$5,226 as of December 31, 2014).

(viii) Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$ 4,001 (R$3,792 as of December 31, 2014).

(ix) Deposit made by Intelig – Unconstitutionality and illegality of charging by Fundo de Universalização dos Serviços de Telecomunicação - FUST. Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues transferred for interconnections and Exploração Industrial de Linha Dedicada - EILD; and of the right not to be charged retroactively for differences arising from failure to comply with ANATEL ruling 7/2005. The current value of these deposits is R$ 43,323 (R$38,064 as of December 31, 2014).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

13.	Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses, if applicable. Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for decommissioning costs”. Interest incurred on updating the provision is classified as finance expenses.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

On January 1, 2009, Intelig on its first adoption of IFRS, used deemed cost to measure its property, plant and equipment assets. After this, its property, plant and equipment is demonstrated by acquisition and / or construction historical cost. Both (deemed cost and historical cost) are deductible from the accumulated depreciation and from the impairment losses, if applicable.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

(a)	Change in property, plant and equipment

	Balance 2014	Additions	Write-offs	Transfer	Balance 2015
Cost of property, plant and equipment, gross
Commutation / transmission equipment	15,352,349	12,230	(730,640)	1,931,980	16,565,919
Fiber optic cables	517,647	-	(720)	66,520	583,447
Free leased handsets	1,800,938	-	(20,853)	171,994	1,952,079
Infrastructure	4,391,570	1,244,803	(1,187,529)	575,339	5,024,183
IT assets	1,468,792	2	(21,194)	53,907	1,501,507
General use assets	613,588	-	(7,204)	50,702	657,086
Land	40,451	-	-	343	40,794
Construction in progress	671,845	2,804,968	(24,394)	(2,850,785)	601,634

Total property, plant and equipment, gross	24,857,180	4,062,003	(1,992,534)	-	26,926,649

Accumulated depreciation
Commutation/transmission equipment	(10,140,317)	(1,196,356)	683,561	(6)	(10,653,118)
Fiber optic cables	(161,975)	(38,218)	70	-	(200,123)
Free leased handsets	(1,673,641)	(118,291)	7,992	-	(1,783,940)
Infrastructure	(2,327,097)	(367,840)	810,248	(3)	(1,884,692)
IT assets	(1,234,678)	(83,354)	21,188	7	(1,296,837)
General use assets	(404,543)	(43,044)	6,994	2	(440,591)

Total accumulated depreciation	(15,942,251)	(1,847,103)	1,530,053	-	(16,259,301)

Property, plant and equipment, net
Commutation / transmission equipment	5,212,032	(1,184,126)	(47,079)	1,931,974	5,912,801
Fiber optic cables	355,672	(38,218)	(650)	66,520	383,324
Free leased handsets	127,297	(118,291)	(12,861)	171,994	168,139
Infrastructure	2,064,473	876,963	(377,281)	575,336	3,139,491
IT assets	234,114	(83,352)	(6)	53,914	204,670
General use assets	209,045	(43,044)	(210)	50,704	216,495
Land	40,451	-	-	343	40,794
Construction in progress	671,845	2,804,968	(24,394)	(2,850,785)	601,634

Total property, plant and equipment, net	8,914,929	2,214,900	(462,481)	-	10,667,348

The balances for 2015 include R$451,084 arising from the net write-off related to the sale of towers and an addition R$1,244,803 related to the amount of the assets leased back (Sale and Leaseback).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)
	Balance 2013	Additions	Write-offs	Transfer	Balance 2014
Cost of property, plant and equipment, gross
Commutation / transmission equipment	13,664,289	9,285	(858)	1,679,633	15,352,349
Fiber optic cables	498,325	-	-	19,322	517,647
Free leased handsets	1,700,582	-	(11,207)	111,563	1,800,938
Infrastructure	3,915,669	-	(338)	476,239	4,391,570
IT assets	1,413,894	-	(41,795)	96,693	1,468,792
General use assets	577,702	-	(3,748)	39,634	613,588
Land	40,505	-	(54)	-	40,451
Construction in progress	716,151	2,386,909	(8,131)	(2,423,084)	671,845

Total property, plant and equipment, gross	22,527,117	2,396,194	(66,131)	-	24,857,180

Accumulated depreciation
Commutation/transmission equipment	(9,067,571)	(1,073,558)	920	(108)	(10,140,317)
Fiber optic cables	(127,033)	(34,942)	-	-	(161,975)
Free leased handsets	(1,559,511)	(118,067)	3,831	106	(1,673,641)
Infrastructure	(2,004,384)	(322,903)	192	(2)	(2,327,097)
IT assets	(1,199,207)	(77,265)	41,792	2	(1,234,678)
General use assets	(362,169)	(46,113)	3,737	2	(404,543)

Total accumulated depreciation	(14,319,875)	(1,672,848)	50,472	-	(15,942,251)

Property, plant and equipment, net
Commutation / transmission equipment	4,596,718	(1,064,273)	62	1,679,525	5,212,032
Fiber optic cables	371,292	(34,942)	-	19,322	355,672
Free leased handsets	141,071	(118,067)	(7,376)	111,669	127,297
Infrastructure	1,911,285	(322,903)	(146)	476,237	2,064,473
IT assets	214,687	(77,265)	(3)	96,695	234,114
General use assets	215,533	(46,113)	(11)	39,636	209,045
Land	40,505	-	(54)	-	40,451
Construction in progress	716,151	2,386,909	(8,131)	(2,423,084)	671,845

Total property, plant and equipment, net	8,207,242	723,346	(15,659)	-	8,914,929

(b)	Depreciation rates

Annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	50
Infrastructure	4 to 10
Informatic assets	20
General use assets	4 to 10

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

In 2015, pursuant to IAS 16, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

14.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on the purchase of companies.

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

	Balance 2014	Additions	Transfer	Write-offs	Capitalized Interests	Balance 2015
Cost of intangible assets, gross
Software rights to use	11,502,962	-	1,601,622	(16,048)	-	13,088,536
Authorizations	5,078,310	81,914	28,798	-	-	5,189,022
Goodwill	1,527,219	-	-	-	-	1,527,219
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	164,182	28,991	2,943	-	-	196,116
Intangible assets in development	2,954,175	1,770,712	(1,633,363)	-	270,117	3,361,641

Intangible assets, gross	21,520,250	1,881,617	-	(16,048)	270,117	23,655,936

Accumulated amortization
Software rights to use	(8,477,702)	(1,132,698)	2,877	15,741	-	(9,591,782)
Authorizations	(3,614,957)	(344,915)	(2,877)	-	-	(3,962,749)
List of clients	(53,200)	(16,800)	-	-	-	(70,000)
Right to use infrastructure LT Amazonas	(12,802)	(9,909)	-	-	-	(22,711)
Other assets	(38,955)	(10,546)	-	-	-	(49,501)

Total accumulated amortization	(12,197,616)	(1,514,868)	-	15,741	-	(13,696,743)

Intangible assets, net
Software use rights (b)	3,025,260	(1,132,698)	1,604,499	(307)	-	3,496,754
Authorizations	1,463,353	(263,001)	25,921	-	-	1,226,273
Goodwill (c)	1,527,219	-	-	-	-	1,527,219
List of clients (d)	42,000	(16,800)	-	-	-	25,200
Right to use infrastructure LT Amazonas (e)	185,400	(9,909)	-	-	-	175,491
Other assets	125,227	18,445	2,943	-	-	146,615
Intangible assets in development (f)	2,954,175	1,770,712	(1,633,363)	-	270,117	3,361,641
Intangible assets, net	9,322,634	366,749	-	(307)	270,117	9,959,193

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)
	Balance 2013	Additions	Transfer	Capitalized Interests	Balance 2014
Cost of intangible assets, gross
Software rights to use	10,172,666	-	1,330,296	-	11,502,962
Authorizations	4,968,081	93,180	17,049		5,078,310
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure LT Amazonas	380,473	3,287	(185,558)	-	198,202
Other assets	79,464	-	84,718	-	164,182
Intangible assets in development	30,963	4,340,062	(1,432,063)	15,213	2,954,175

Intangible assets, gross	17,254,066	4,436,529	(185,558)	15,213	21,520,250

Accumulated amortization
Software rights to use	(7,478,596)	(999,106)	-	-	(8,477,702)
Authorizations	(3,269,536)	(345,421)	-	-	(3,614,957)
List of clients	(36,400)	(16,800)	-	-	(53,200)
Right to use infrastructure LT Amazonas	(6,053)	(6,749)	-	-	(12,802)
Other assets	(27,300)	(11,655)	-	-	(38,955)

Total accumulated amortization	(10,817,885)	(1,379,731)	-	-	(12,197,616)

Intangible assets, net
Software use rights (b)	2,694,070	(999,106)	1,330,296	-	3,025,260
Authorizations	1,698,545	(252,241)	17,049	-	1,463,353
Goodwill (c)	1,527,219	-	-	-	1,527,219
List of clients (d)	58,800	(16,800)	-	-	42,000
Right to use infrastructure LT Amazonas (e)	374,420	(3,462)	(185,558)	-	185,400
Other assets	52,164	(11,655)	84,718	-	125,227
Intangible assets in development (f)	30,963	4,340,062	(1,432,063)	15,213	2,954,175

Intangible assets, net	6,436,181	3,056,798	(185,558)	15,213	9,322,634

(a)	Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
List of clients	18
Right to use infrastructure - LT Amazonas	5
Other assets	20

(b)	Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(c)	Goodwill from previous years

c.1.	Intelig´s acquisition

The goodwill arising from the acquisition of Intelig in December 2009 of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

As of December 31, 2015, the Company used the value in use method to perform the impairment test, using the following assumptions:

•	Intelig’s network is fundamental to the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s tangible and intangible assets at December 31, 2015;

•	The projection of Intelig’s costs was based on the Company’s expected projection (4.12% p.a.) which is consistent with the projections prepared by market institutions;

•	Since this is a continuous business, as from the fifth year the projection for the perpetuity of the cash flow growth has been estimated at 3% p.a.;

•	The discount rate applied to projected cash flows was 10.40% p.a. (12.32% p.a.at December 31, 2014);

•	In the period from 2016 to 2020, projected growth was 6.48%; and

•	The inflation rate expected by the Company is 4.83% p.a. on average and is in line with the estimates prepared by representative market institutions.

The results of the test carried out as of December 31, 2015 indicated that there was no need to recognize any impairment.

c.2.	Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, which had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its tradename changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

In 2015, the Company identified the need to alter the cash generating unit (“CGU”) previously known as TIM Fiber. TIM Celular is the new CGU as from fiscal year 2015. This change was based on changes in the consumer profile in the mobile telephone markets, with a fall in voice usage and a rise in data usage, thus requiring restructuring of the network infrastructure.

Under this new scenario, a convergence can be seen between the data and voice networks, and decisions on investments in infrastructure are now taken on an integrated basis.

Accordingly, the Company adopted a new strategy by using the transport network and optical fiber links in an integrated manner through fixed and mobile services, taking advantage of the existing installations, with small cells in Rio de Janeiro and São Paulo in order to improve data traffic. This integration makes it difficult to identify the flows relating to Fiber operations separately. In Management’s opinion goodwill should also be assigned to the units generating benefits from mobile services.

The change in CGU as a result of a change in strategy was consolidated in 2015. Therefore, from 2015, TIM Celular was the cash generating unit identified for impairment testing of goodwill, in the amount of R$1,159,648. The impairment testing of such goodwill considered the CGU “TIM Cellular” and the value in use method, as well as considered the calculations model applied in prior years, according to the current standards. The principal assumptions used in this method are:

•	Percentages of growth in the number of clients, in line with the Company’s business plan and prepared for over five years;

•	Increase in revenues from services provided due to: guaranteed speed mix and voice over IP option on the fixed-line component and increased demand for data, enlarging the footprint of 4G technology, spectrum, network and growth on the mobile component;

•	Operational and maintenance cost estimates include the growth in the number of clients served, occasional scale gains and inflation effects. The inflation rate expected by the Company for Fiber and mobile business operational expenses (4.83% p.a. on average) is in line with the estimates prepared by representative market institutions;

•	Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 3% p.a.;

•	The discount rate for estimated cash flows was 12.00% p.a.

The result of this impairment tests performed in December 31, 2015, considering both model (previous years and the new one) showed no evidence of the need to recognize any losses.

c.3.	Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

The Group´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need to recognize any impairment loss. The assumptions used for these estimates are detailed above.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

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

(e)	Infrastructure use rights - LT Amazonas

TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of IFRIC 4 and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (Note 15).

(f)	Auction and payment of 4G License 700 MHz

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band for R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% per month) indexed to the IGP-DI (General Price Index). These amounts are capitalized by the Company. The impact on the balance for the year 2015 was R$7,731 (R$468 in December 2014) of interest and R$7,859 (R$719 in December 2014) of monetary charges.

Additionally, as determined on the call notice, the Company has borne the costs for cleaning the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by AnateL among the companies that won the auction of R$295 million, totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. On a yearly basis, from 2015 to 2018, TIM, with the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to cover, by means of the EAD, the costs related to these cleaning activities. As the amount payable of R$1,199 relates to a long-term obligation, it was reduced by R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interest is appropriated, as well as indexation charges on the IGP-DI. In 2015, the impact generated by the appropriation of AVP interest amounted to R$25,793 (R$2,068 in December 2014), while the impact from indexation was R$98.307 (R$10,466 in December 2014).

As of April 9, 2015, the first payment of R$370,379 was made to EAD.

The license mentioned above relates to the concept of qualifying asset. Consequently, the finance charges are capitalized at the average rate of 13.25% p.a. in connection with the borrowings and financing valid for the period. The amount capitalized in 2015 was R$236,592 (R$12,677 in 2014).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

15.	Leasing

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease is taken to income as finance costs over the contractual term.

TIM Celular entered into tower lease agreements, as a lessee, from a sale and financial leaseback operation involving the sale of an asset and the simultaneous lease of the same asset by the purchaser to the seller.

TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These lease values are transferred from intangible assets and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as finance income over the contractual term.

Asset leases are financial assets registered as borrowings and receivables.

Assets

	2015	2014

LT Amazonas	199,935	195,036
	199,935	195,036

Current portion	(1,969)	(1,525)
Non-current portion	197,966	193,511

LT Amazonas

As a result of the agreement entered into with LT Amazonas, TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually inflation indexed by the IPC-A (Customer Index Price). The consolidated nominal amount of future installments receivable by TIM Celular is R$370,938.

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amount (these balances differ from those recorded in the accounting books, where amounts are recorded at present value):

Nominal amounts

Up to December 2016	22,177
January 2017 to December 2020	80,832
January 2021 onwards	267,929
370,938

The present value of installments receivable is R$199,935 (R$195,036 in 2014), of which R$185,558 is principal and R$14,377 is interest accrued to December 31, 2015. These amounts were

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

estimated on the date of inception of the agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56%.

Liabilities

	2015	2014

LT Amazonas	340,582	329,669
Sale of Towers (Leaseback)	1,277,924	-
	1,618,506	329,669

Current portion	(38,592)	(3,642)
Non-current portion	1,579,914	326,027

i)	LT Amazonas

TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually indexed by IPC-A.

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

Nominal amount

Up to December 2016	42,524
January 2017 to December 2020	148,211
January 2021 onwards	490,725
681,460

The consolidated nominal value of future installments due by TIM Celular is R$681,460. Its present value is R$340,582 (R$329,669 in 2014), composed of R$313,001 for principal and R$27,581 for interest as of December 31, 2015, and was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44%.. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii)	Sale and Leaseback of Towers

As a result of the tower lease agreements (MLA), TIM Celular agreed to lease part of the infrastructure space existing on the same towers for a period of 20 years to be counted as from the date of transfer of each tower. The agreements provide for monthly lease amounts according to the type of tower (greenfield and rooftop), annually indexed by the IGP-M.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amount (these balances differ from those recorded in the accounting books, where amounts are recorded at present value):

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)
Nominal amount

Up to December 2016	170,859
January 2017 to December 2020	550,951
January 2021 onwards	1,989,194
2,711,004

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$2,711,004. Their present value is R$1,277,924, of which R$1,244,803 is principal and R$33,121 is interest as of December 31, 2015. These amounts above were calculated and estimated on the date of inception of the agreement, projecting future payments discounted at 14.39%, 17.08% and 17.00% for the amounts disbursed in April, September and December 2015, respectively.

16.	Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	2015	2014

Local currency
Suppliers of materials and services (a)	3,524,741	5,083,718
Interconnection (b)	76,670	154,641
Roaming (c)	1,206	635
Co-billing (d)	71,547	56,388
	3,674,164	5,295,382

Foreign currency
Suppliers of materials and services (a)	87,528	82,780
Interconnection (b)	-	323
Roaming (c)	23,253	23,719
	110,781	106,822

Current portion	3,784,945	5,402,204

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in the operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(d) This refers to calls made by a customer who chooses another long-distance operator.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

17.	Authorizations of radio frequencies

In order to provide SMP services, TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further 15 years. The extension of the right of use includes the payment of 2% of revenues recorded in the regions covered by the Authorization that ends each biannual period. As of December 31, 2015, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$146,149 (R$124,394 as of December 31, 2014).

On December 5, 2014, TIM Celular signed the Instrument of Authorization for the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. As there were no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, will have to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems, being entitled to a discount on the final amount to be paid.

However, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$77 million as of December 31, 2015), which is still pending trial (Note 14).

As mentioned above, the Company assumed an additional commitment for cleaning the 700 MHz radio frequency band, performing the redistribution and digitalization of TV and RTV channels, and reducing negative interferences, upon the constitution of EAD, with the total commitment assumed by TIM Celular amounting to R$1,199 million, adjusted by the IGP-DI and paid in four installments, of which R$370 million (30%) was paid on April 9, 2015, to this entity (Note 14.f).

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (AR 92); (ii) granted the application to extend the authorization for radio frequency use for lot 222 (AR 31); and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

On December 17, 2015 TIM was ranked best bidder for the acquisition of two Type B lots (E-30 - AR41, Curitiba and metropolitan region and E-68 - AR81, Recife and metropolitan region) and is now awaiting conclusion of the bid opening and adjudicating sessions relating to Bidding Process 002/2015-SOR /SPR/ANATEL to confirm its expected acquisition of 10 + 10 MHz / 2,500 MHz thereof. Adjudication is due to conclude in the first quarter of 2016 and the corresponding licensing agreements are expected to be signed in the second quarter of 2016.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

At December 31, 2015, the Company and its subsidiaries have the following commitments with ANATEL:

Authorizations payable	2015	2014

700 Mhz frequency band cleaning, net of AVP	918,388	1,164,666
Updated ANATEL Debt	77,450	61,860
Guarantee insurance on authorizations	15,985	20,013
Renewal of authorizations	146,149	124,394
Authorizations payable	-	1,248
	1,157,972	1,372,181

Current portion	(467,687)	(493,169)
Non-current portion	690,285	879,012

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

The Authorizations held on a primary basis by TIM Celular as of December 31, 2015, as well as their maturity dates, are detailed below:

Maturity Date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	PA – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	RJ – February, 2024*	December, 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	DF – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	-	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

18.	Borrowings and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under finance expenses.

			Maturity
Description	Currency	Charges	date	2015	2014
BNDES (1)	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	2,528,140	2,522,781
BNDES (1)	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	68,628	92,939
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	1,475,426	913,208
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	563,465	386,420
BNB (2)	R$	10.00% p.a.	Jan/16	931	11,966
Banco do Brasil (CCB)	R$	106.50% of CDI	Sep/15 to Dec/15	-	413,458
Banco BNP Paribas (3)	USD	Libor 6M + 2.53% p.a.	Dec/17	187,038	190,841
European Investment Bank (EIB) (2)	USD	Libor 6M + 0.57% to 1.32%p.a.	Sep/16 to Feb/20	1,859,839	1,264,463
Bank of America (Res. 4131) (4)	USD	Libor 3M + 1.35% p.a.	Sep/16	468,114	318,387
KFW (3)	USD	Libor 6M+ 1.35% p.a.	Apr/19	304,924	266,509
JP Morgan (Res. 4131) (4)	USD	1.73% p.a.	Sep/15	-	133,448
Cisco Capital (4)	USD	1.80% to 2.50% p.a..	Sep/18 to Dec/20	469,931	239,999
Total				7,926,436	6,754,419
Current				(2,326,186)	(1,281,554)
Non-current				5,600,250	5,472,865

Guarantees:

(1)	Guaranteed by TIM Participações and collateral of certain receivables of TIM Celular

(2)	Bank escrow and Surety by TIM Participações.

(3)	Guaranteed by TIM Participações.

(4)	No guarantee

The parent company TIM Participações does not have borrowings or financing at December 31, 2015.

The foreign currency loan granted by Banco BNP Paribas, and the financing arranged by TIM Celular with BNDES, were obtained for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. TIM Celular has complied with these financial ratios.

Credit Facilities

						Amount used as of
Type	Currency	Date of Opening	Term	Total amount	Remaining balance	December 31, 2015	December 31, 2014
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	1,411,173	437,927	786,500
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	1,355,370	435,530	845,500
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	299,000	129,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	60,995	-	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-	-
KFW Finnvera	USD	Dec/15	Jun/18	150,000	150,000	-	-
Total:						1,172,457	1,761,000

Purpose:

(1)	Financing of investments in network and information technology for the years 2014, 2015 and 2016.

(2)	Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance at December 31, 2015, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$146 million. This amount was recorded in Deferred Revenues under the “Government Subsidies” line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income”.

On July 1, 2015, TIM Celular made an early settlement of the CCBs existing with Banco do Brasil in the total amount of R$300 million. This early settlement aimed at the efficient management of the Company’s indebtedness through the payment of its more expensive debts.

TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing at December 31, 2015 mature as follows:

2017	1,212,352
2018	1,137,206
2019	1,478,750
2020	914,706
2021 onwards	857,236
5,600,250

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated in December 31, 2015, the PSI credit lines would have an amount lower than that presented in the financial statements by approximately R$30 million.

A further transaction with extremely specific features is the borrowing obtained with BNP. This is secured by SACE, an Italian insurance company, which also operates as a development institution. Given the features of the transaction, Management believes that its fair value is equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$4 million lesser than the accounting balance.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

19.	Indirect taxes, fees and contributions payable

	2015	2014

ICMS	419,547	561,845
ANATEL taxes and fees	21,354	35,627
ISS	43,109	38,776
Others	17,861	9,742
	501,871	645,990

Current portion	(501,768)	(645,896)
Non-current portion	103	94

20.	Direct taxes, fees and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

	2015	2014

Income tax and social contribution	338,351	267,030
PIS/COFINS	63,658	71,836
Others (*)	55,022	52,472
	457,031	391,338

Current portion	(213,880)	(162,311)
Non-current portion	243,151	229,027

(*) Refers basically to TIM Celular joining, since 2009, the REFIS program, a federal amnesty and refinancing tax program that permits companies to pay the overdue balances on federal taxes (PIS, Cofins, IR and CSL) in installments.

21.	Deferred revenues

	2015	2014

Prepaid services to be provided (1)	400,025	393,585
Government grants (2)	145,892	92,295
Network swap (3)	37,674	46,417
Anticipated receipts	25,877	33,150
Deferred gain on leaseback transaction (4)	973,613	-
	1,583,081	565,447

Current portion	(484,392)	(427,862)
Non-current portion	1,098,689	137,585

(1) This refers to minutes not used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through December 31, 2015 was R$202,954. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other income (expenses), net” group (Note 30).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 1.b).

22.	Provision for legal and administrative proceedings

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure considering their historical values and those where losses are considered remote are not disclosed.

The Company and its subsidiaries are parties to legal and administrative proceedings on civil, labor, tax and regulatory areas which arise in the normal course of their business.

The provision set up for legal and administrative proceedings is made up as follows:

	2015	2014

Civil (a)	92,820	103,303
Labor (b)	69,312	62,947
Tax (c)	224,858	194,845
Regulatory (d)	28,621	45,414
	415,611	406,509

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	2014	Additions, net of reversals	Payments	Monetary adjustment	2015

Civil (a)	103,303	318,315	(383,663)	54,865	92,820
Labor (b)	62,947	8,705	(3,356)	1,016	69,312
Tax (c)	194,845	32,080	(22,211)	20,144	224,858
Regulatory (d)	45,414	873	(20,031)	2,365	28,621
	406,509	359,973	(429,261)	78,390	415,611

(a)	Civil processes

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a.1.	Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to claims that have been filed by consumers at the

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

legal and administrative levels. These claims, which amount to R$51,953 (R$66,531 as of December 31, 2014) refer basically to alleged collection errors, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.	Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged sales of products tied to services; (iii) challenges about the quality of client assistance; (iv) alleged violation of SAC Decree; (v) alleged violation of agreements; (vi) alleged false advertising; and (vii) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$3,324 (R$3,743 as of December 31, 2014).

a.3.	Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$18,496 (R$14,918 as of December 31, 2014).

a.4.	Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$10,812 (R$12,709 as of December 31, 2014)

a.5.	Social and environmental, and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$3,606 (R$4,276 as of December 31, 2014).

(b)	Labor claims

The main outstanding labor claims are summarized below:

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

Most of the 1,148 labor claims at December 31, 2015 (1,072 at December 31, 2014) filed against the Company and its subsidiaries, relate to claims that involve former employees of service providers. The provision for these cases amounts to R$55,412 (R$50,149 at December 31, 2014).

Another significant portion of the existing provision relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At December 31, 2015, the provision for these cases amounts to R$7,232 (R$15,235 as of December 31, 2014).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

(c)	Tax processes

	2015	2014
Federal Taxes	52,576	33,644
State Taxes	75,970	65,548
Municipal Taxes	1,477	1,573
Intelig proceedings (purchase price allocation)	94,835	94,080
	224,858	194,845

The Company and its subsidiaries have received tax assessments for which Management, supported by internal and external legal counsel, consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full, until now, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

Federal taxes

The provision for TIM Celular has been made for nine cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL, and IRRF transactions, and the voluntary reporting of the penalty regarding FUST payment. The main amounts relate to court actions in which TIM intends to claim the right not to pay the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose amounts provided currently total R$31,338 (R$28,253 as of December 31, 2014), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provided and updated in August 2015 is R$11,512.

The provision for Intelig regarding federal taxes has been made for three cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$4,968 (R$843 as of December 31, 2014).

State taxes

These include the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$24,626 (R$22,352 as of December 31, 2014).

The updated provision made for Intelig’s State taxes amount to R$21,726 (R$20,070 as of December 31, 2014). This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$17,369 (R$16,175 as of December 31, 2014).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

Intelig cases

Tax proceedings arising from the acquisition of Intelig and included in its purchase price allocation

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

process, amount to R$94,835 (R$94,080 as of December 31, 2014).

(d)	Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

In 2015, payments were made to ANATEL due to non-compliance with the General Quality Enhancement Plan (PGMQ) and the obligations regarding Users’ Rights and Guarantees (DGU), in the amount of R$18,620.

(e)	Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the financial statements as shown below:

	2015	2014

Civil (e.1)	1,189,130	863,303
Labor (e.2)	442,800	489,790
Tax (e.3)	8,400,356	9,088,630
Regulatory (e.4)	65,849	91,934
	10,098,135	10,533,657

The administrative and legal proceedings assessed as possible losses by the Management are monitored and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1.	Civil

	2015	2014
Actions filed by consumers (e.1.1)	525,406	408,702
ANATEL (e.1.2)	129,061	115,309
Procon and Public Prosecutor’s Office (e.1.3)	255,008	165,670
Former trade partners (e.1.4)	118,698	82,034
Social and environmental, and infrastructure (e.1.5)	41,240	25,377
Others	119,717	66,211
	1,189,130	863,303

e.1.1	Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2.	ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

interconnection; (ii) pro rata monetary charges applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3.	Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with State legislations; (iv) contract model and alleged undue charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4.	Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5.	Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) licensing, such as Environmental licensing and Structure licensing (installation/operation) and (2) electromagnetic radiation emitted by the Telecom structures; renewal of leasing land agreements to install sites; eviction from land leased to install sites; and presentation of registration data; among others. The amounts involved are R$ 34,688 (R$21,597 as of December 31, 2014) and R$ 6,552 (R$3,780 as of December 31, 2014), respectively.

e.2.	Labor claims

Most of the 3,400 labor claims filed against the Company and its subsidiaries as of December 31, 2015 (5,400 as of December 31, 2014) refer to claims made by former employees of service providers in the amount of R$374,807 (R$404,834 as of December 31, 2014).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, and other internal sites of TIM, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total amount of R$12,150 (R$20,274 as of December 2014).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing totaling R$56,000 (R$56,000 as of December 31, 2014).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,800.

There is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

e.2.1.	Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$ 4,282 (R$4,039 at December 31, 2014).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-adjusted bonus, payments to self-employed persons and sales incentives in the amount of R$7,708 (R$7,321 as of December 31, 2014).

Intelig received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration totaling R$41,116 (R$30,063 as of December 31, 2014).

e.3.	Tax

	2015	2014
Federal Taxes (e3.1)	1,905,594	2,397,853
State Taxes (e.3.2)	4,585,810	4,980,731
Municipal Taxes (e.3.3)	345,089	318,817
FUST, FUNTTEL and EBC (e.3.4)	1,563,863	1,391,229
	8,400,356	9,088,630

e.3.1.	Federal Taxes

Assessment against the TIM Group for federal taxes amounted to R$ 1,905,594 as of December 31, 2015. Of this total, the following issues are highlighted:

(i)	Amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on these benefits with the Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$1,264,205 (R$1,687,592 at December 31, 2014).

(ii)	Method of offsetting tax losses and negative bases. The amount involved is R$85,135 (R$85,478 at December 31, 2014.

(iii)	Collection of CSLL on monetary charges for swap transactions, registered on a cash basis. The amount involved is R$35,662 (R$35,662 at December 31, 2014).

(iv)	Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved is R$150,763 (R$236,962 at December 31, 2014) for TIM Celular and R$33,722 (R$39,957 at December 31, 2014) for Intelig.

(v)	Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$229,823 (R$268,995 at December 31, 2014).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

e.3.2.	State Taxes

Assessment against the TIM Group for State taxes amounted to R$ 1,905,594 as of December 31, 2015. Of the total amount the following issues are highlighted:

(i)	Alleged failure to pay ICMS arising from debts forgiven for pre-paid services, as well as alleged incorrect ICMS credit regarding outgoing goods allegedly benefited from a reduction in the calculation base. The amount involved is R$60,322 (R$74,615 at December 31, 2014).

(ii)	ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted. The amount involved is R$772,336 (R$855,497 at December 31, 2014).

(iii)	Taxation of international roaming services. The amount involved is R$25,567 (R$27,891 at December 31, 2014).

(iv)	Credits booked upon the return of cell phones on free lease. The amount involved is R$20,358 (R$20,358 at December 31, 2014).

(v)	Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$932,584 (R$1,343,892 at December 31, 2014).

(vi)	Alleged conflict between ancillary obligations data and the payment of the tax. The amount involved is R$64,744 (R$68,356 at December 31, 2014).

(vii)	Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged incorrect credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin. The amount involved is R$649,778 (R$698,898 at December 31, 2014).

(viii)	Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$87,550 (R$87,550 at December 31, 2014).

(ix)	Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$67,941 (R$69,287 at December 31, 2014)

(x)	Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$135,176 (R$201,841 at December 31, 2014).

(xi)	Credit reversal and late use of credit for purchase of fixed assets. The amount involved is R$549,627 (R$639,606 at December 31, 2014).

(xii)	Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS The amount involved is R$17,568 (R$19,165 at December 31, 2014).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

e.3.3.	Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$345,089 as of December 31, 2015. Of this amount, the following issues stand out:

(i)	Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$92,499 (R$110,999 at December 31, 2014).

(ii)	Collection of ISS on import of services. The amount involved is R$94,359 (R$94,359 at December 31, 2014)

e.3.4.	FUST, FUNTTEL and EBC

The amount assessed against the Group for contributions to FUST, FUNTTEL and EBC is R$1,563,863 as of December 31, 2015 (R$1,390,054 at December 31, 2014). The principal discussion involves the payment of the contributions to FUST (Telecommunications Services Universalization Fund) and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

Additionally, the Group is challenging the legality of charging the contribution for development of public radio broadcasting (Contribution to EBC, Brazil’s Communication Agency), according to Law No. 11652/2008.

e.4.	Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among others.

At December 31, 2015, the amount stated for Breach of Obligation procedures (locally PADOs) that was rated ‘possible loss’ was R$65,849 (R$91,934 at December 31, 2014).

On obtaining an extension of authorization to use radio frequencies associated with SMP, the TIM Celular subsidiary incurs contractual charges on revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In the opinion of Management, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges were challenged in administrative appeals, and will be forwarded for legal discussion when this instance’s procedure has been exhausted.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

23.	Provision for decommissioning costs

The changes in the obligations deriving from future asset demobilization are set forth below:

	2015	2014

Opening balance	286,275	299,813

Write-offs recorded throughout the year, net of additions	(258,627)	(21,453)
Monetary charges for the year	3,961	7,915

Closing balance	31,609	286,275

(*) The amounts consolidated in the period include the effect of R$193,205, arising from the write-off related to the sale of towers (Note 1.b).

The provision is recorded based on the following assumptions:

•	the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•	a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•	the rate used to discount the cash flows is the Company´s average debt cost, that was 12.27% p.a. at December 31, 2015 (9.98% p.a. at December 31, 2014).

24.	Shareholders’ equity

(a)	Share capital

The capital stock is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases Company’s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

The subscribed and paid up capital is represented as follows:

	2015	2014

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

At meetings held on September 5, 2014 and October 6, 2014 the Board of Directors of TIM Participações approved the increase in the Company’s capital of R$19,301 and R$7,227, respectively, by issuing 2,503,353 and 896,479 new common shares arising from the exercise of call options by the beneficiaries of the Company’s Long-term Incentive Plan in that order.

(b)	Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to joint share companies. These reserves are comprised of:

	2015	2014

Special goodwill reserve	380,560	380,560
Share options	20,876	16,372
Tax benefit reserve	1,040,661	947,538
	1,442,097	1,344,470

b.1.	Special goodwill reserve

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

(ii)	Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2.	Share options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the share options granted to their employees (Note 25).

b.3.	Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular as of December 2015 and 2014 was R$1,040,661 and R$947,538, respectively.

(c)	Profit reserves

c.1.	Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2.	Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not mandatorily allocated to other reserves and for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

(d)	Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the adjusted profit.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

At December 31, 2015, dividends were calculated as shown below:

2015

Net income for the year	2,071,145
(-) Legal reserve constitution	(103,557)
(-) Tax incentives not to be distributed	(93,123)
Adjusted profit	1,874,465

Dividends to be distributed:
Minimum dividends calculated considering 25% of the adjusted profit	468,616

Dividends per share (Reais per share)	0.1936

At December 31, 2014, dividends were calculated as follows:

2014

Net income for the year	1,546,419
(-) Legal reserve constitution	(77,322)
Adjusted profit	1,469,097

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted profit	367,274

Dividends per share (Reais per share)	0.1518

The Annual General Meeting of TIM Participações S.A. held on April 14, 2015, approved payment of minimum mandatory dividends in the amount of R$367,274. This amount was paid on June 16, 2015.

The balance of dividends payable at December 31, 2015 consists of the minimum dividends amount, calculated as above, in addition to prior year amounts totaling R$56,163 (R$53,728 in 2014).

25.	Share options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan.

Share options are effective for six years and the Company has no legal or informal obligation to repurchase or settle the options in cash.

On October 16, 2015, the 2nd Grant was made under the 2014-2016 Plan.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

The variation in the quantity of options are presented below:

Date of grant	Share Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Fall due in the year	Balance at the end of the year
2015
2014-2016 Plan – 2nd Grant	3,355,229	Out/21	8.4526	-	3,355,229	-	-	-	3,355,229
2014-2016 Plan – 1st Grant	1,687,686	Set/20	1.4184	1,456,353	-	-	(150,791)	-	1,305,562
2011-2013 Plan– 3rd Grant	3,072,418	Jul/19	8.1349	1,971,900	-	-	(439,916)	-	1,531,984
2011-2013 Plan– 2nd Grant	2,661,752	Set/18	8.9571	671,091	-	-	(157,187)	-	513,904
2011-2013 Plan– 1st Grant	2,833,595	Ago/17	8.8404	-	-	-	-	-	-
Total	13,610,680	-	-	4,099,344	3,355,229	-	(747,894)	-	6,706,679
Weighted average exercise price			9.3854
(*) No options were exercised in 2015 for the “2011-2013 plan” because the minimum performance was not reached.
Date of grant	Share Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Fall due in the year	Balance at the end of the year
2014
2014-2016 Plan – 2nd Grant	-	-	-	-	-	-	-	-	-
2014-2016 Plan – 1st Grant	1,687,686	Set/20	13.4184	-	1,687,686	-	(231,333)	-	1,456,353
2011-2013 Plan– 3rd Grant	3,072,418	Jul/19	8.1349	3,003,087	-	(971,221)	(59,966)	-	1,971,900
2011-2013 Plan– 2nd Grant	2,661,752	Set/18	8.9571	1,603,269	-	(896,479)	(35,699)	-	671,091
2011-2013 Plan– 1st Grant	2,833,595	Ago/17	8.8404	1,551,160	-	(1,532,132)	(19,028)	-	-
Total	10,255,451	-	-	6,157,516	1,687,686	(3,399,832)	(346,026)	-	4,099,344
Weighted average exercise price			10.1466

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a	6 years	11.94%p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89%p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66%p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66%p.a
2015 Grant	R$ 8.45	35.50% p.a	6 years	16.10%p.a

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•	2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Company Board of Directors approved the benefit).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

•	2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•	2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•	2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2014).

•	2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2015).

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the 12-month period, totaled R$4,504 (R$5,687 in the same period of 2014).

26.	Revenues

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

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

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

	2015	2014	2013

Service revenue - Mobile
Subscription and use	9,763,865	11,007,035	11,309,804
Network use	1,581,834	2,630,661	3,760,751
Long distance	2,710,730	3,094,139	3,332,965
VAS - Additional services	7,741,751	6,616,020	5,353,653
Others	319,581	284,168	236,255
	22,117,761	23,632,023	23,993,428

Service revenue - Landline	1,003,185	901,159	1,071,787
Service revenue	23,120,946	24,533,182	25,065,215

Goods sold	2,646,866	4,471,320	4,596,539
Gross operating revenue	25,767,812	29,004,502	29,661,754

Deductions from gross revenue
Taxes	(6,248,035)	(6,723,442)	(6,544,661)
Discounts given	(2,213,041)	(2,584,002)	(2,948,294)
Returns and others	(167,885)	(198,893)	(247,508)
	(8,628,961)	(9,506,337)	(9,740,463)

Total Revenue	17,138,851	19,498,165	19,921,291

27.	Cost of services provided and goods sold

	2015	2014	2013

Personnel	(91,026)	(80,259)	(61,130)
Third party services	(490,790)	(439,018)	(403,257)
Interconnection and means of connection	(2,805,364)	(3,429,108)	(4,518,927)
Depreciation and amortization	(2,535,683)	(2,345,481)	(2,097,931)
ANATEL fees	(14,742)	(13,887)	(13,071)
Rentals and insurance	(495,550)	(412,519)	(358,948)
Training	(82)	(453)	(111)
Others	(16,952)	(22,746)	(17,986)
Cost of services provided	(6,450,189)	(6,743,471)	(7,471,361)

Cost of goods sold	(1,856,668)	(3,340,449)	(3,350,841)
	(8,306,857)	(10,083,920)	(10,822,202)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

28.	Selling expenses

	2015	2014	2013

Personnel	(687,629)	(624,730)	(563,486)
Third party services (*)	(2,191,028)	(2,180,640)	(2,201,727)
Advertising and publicity	(560,558)	(622,781)	(592,421)
Allowance for doubtful accounts	(230,357)	(248,576)	(240,051)
ANATEL fees (**)	(871,184)	(1,043,713)	(1,030,576)
Depreciation and amortization	(162,267)	(158,888)	(170,084)
Rentals and insurance	(93,265)	(95,057)	(76,509)
Training	(509)	(1,644)	(1.186)
Others	(30,098)	(46,943)	(35,482)
	(4,826,895)	(5,022,972)	(4,911,522)

(*) Includes mainly the expenses with commissions, and professional and technical services.

(**) Represent the amounts regarding TFI (Facilities Inspection Fee) and TFF (Operation Inspection Fee).

29.	General and administrative expenses

	2015	2014	2013

Personnel	(265,198)	(257,887)	(207,260)
Third party services	(471,747)	(540,894)	(513,741)
Depreciation and amortization	(319,106)	(202,789)	(180,570)
Rentals and insurance	(67,465)	(62,937)	(72,779)
Training	(11,877)	(12,572)	(13.113)
Others	(59,884)	(53,675)	(25.093)
	(1,195,277)	(1,130,754)	(1,012,556)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

30.	Other income (expenses), net

	2015	2014	2013
Income
Subsidy income, net	21,513	12,370	11,677
Fines on telecommunications services	37,630	34,107	39,226
Income from the disposal of assets (*)	1,459,067	-	-
Other income	50,528	9,002	8,030
	1,568,738	55,479	58,933
Expenses
FUST/FUNTTEL (**)	(168,238)	(189.701)	(173,241)
Taxes, fees and contributions	(3,970)	(3.270)	(1,416)
Provision for legal and administrative proceedings, net of reversal	(348,339)	(260.235)	(279,755)
Cost of disposal of assets (*)	(245,756)	-	-
Other expenses	(23,125)	(31,682)	(21,374)
	(789,428)	(484,888)	(475,786)

Amortization of authorizations	(344,915)	(345.421)	(319,285)
	(1,134,343)	(830,309)	(795,071)

Other income (expenses), net	434,395	(774,830)	(736,138)

(*) During the year, 5,483 towers were transferred to ATC under the 1st, 2nd and 3rd tranches, respectively, according to the agreements entered into between the parties (Notes 14 and 1.b). The leaseback was analyzed and classified as financial lease, taking into account the requirements set forth in IAS17.

The risks and benefits of the assets were transferred to the purchaser on each transfer date (on April 29, 2015, September 30, 2015 and December 16, 2015), and a total of R$1,253,618 (R$1,210,980, net of residual values and decommissioning costs write-off) was recognized as other operating income due to the disposal of assets.

(**) Expenses incurred with contributions on several telecommunications revenues due to ANATEL, pursuant to legislation in force.

31.	Financial income

	2015	2014	2013

Interest on financial investments	647,629	521,637	257,376
Interest received from clients	60,208	52,707	63,855
Swap interest	50,611	35,452	79,561
Interest on leasing	24,045	32,085	-
Monetary charges	57,917	54,189	46,200
Other income	8,327	6,347	4,399
	848,737	702,417	451,391

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

32.	Financial expenses

	2015	2014	2013

Interest on borrowings and financing	(179,726)	(337,172)	(268,133)
Interest paid to suppliers	(142,092)	(128,796)	(54,992)
Interest on taxes and fees	(21,124)	(10,658)	(1,191)
Swap interest	(308,216)	(185,284)	(173,649)
Interest on leasing	(145,274)	(43,904)	(14,869)
Monetary charges	(178,904)	(154,731)	(103,582)
Discounts granted	(64,004)	(86,333)	(97,066)
Other expenses	(76,184)	(50,416)	(36,218)
	(1,115,524)	(997,294)	(749,700)

33.	Foreign exchange variation, net

	2015	2014	2013
Gain
Borrowings and financing	-	3,469	1,189
Suppliers	9,107	6,022	7,504
Swaps	1,109,006	273,444	206,332
Others	29,902	18,073	19,738
	1,148,015	301,008	234,763

Loss
Borrowings and financing	(1,108,309)	(273,496)	(233,446)
Suppliers	(28,949)	(11,469)	(17,336)
Swaps	-	(5,780)	22,113
Others	(8,348)	(8,158)	(10,505)
	(1,145,606)	(298,903)	(239,174)

Foreign exchange variations, net	2,409	2,105	(4,411)

The exchange variation for the year relates to borrowings and financing and suppliers balances denominated in foreign currency. Derivative financial instruments were used to mitigate effects (Note 39).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

34.	Income tax and social contribution expenses

	2015	2014	2013
Current income tax and social contribution
Income tax for the year	(353,117)	(338,999)	(340,763)
Social contribution for the year	(130,928)	(125,754)	(110,565)
Tax incentive – SUDENE/SUDAM (*)	93,123	137,192	151,316
	(390,922)	(327,561)	(300,012)
Deferred income tax and social contribution
Deferred income tax	(378,168)	(234,493)	(240,518)
Deferred social contribution	(136,140)	(84,418)	(86,585)
	(514,308)	(318,911)	(327,103)

Provision for income tax and social contribution	(3,464)	(26)	(3,424)

	(908,694)	(646,498)	(630,539)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	2015	2014	2013

Income before income tax and social contribution	2,979,839	2,192,917	2,136,153
Combined tax rate	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(1,013,145)	(745,592)	(726,292)

(Additions)/exclusions:
Unrecognized carryforward losses and temporary differences	(4,106)	(25,274)	(53,214)
Permanent additions and exclusions
Non-deductible donations	(3,058)	(5,537)	(4,443)
Non-deductible fines	(12,939)	(9,796)	(6,359)
Losses accounts receivable – Co billing	(3,267)	(7,674)	(5,558)
Sale of towers	27,546	-	-
Other permanent differences	(5,146)	(3,007)	(3,488)
Tax incentive – SUDENE/SUDAM	93,123	137,192	151,316
Other amounts	12,298	13,190	17,499
	104,451	99,094	95,753
Income tax and social contribution	(908,694)	(646,498)	(630,539)

Effective tax rate	30.49%	29.48%	29.52%

According to the Brazilian income tax rules, for tax incentive not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase share capital. TIM Celular has tax benefits compliant to these rules.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

35.	Earnings per share

(a)	Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the year.

	2015	2014	2013

Income attributable to shareholders of the Company	2,071,145	1,546,419	1,505,614

Weighted average number of common shares issued (thousands)	2,420,237	2,417,850	2,416,837

Basic earnings per share (expressed in R$)	0.8558	0.6396	0.6230

(b)	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	2015	2014	2013

Income attributable to shareholders of the Company	2,071,145	1,546,419	1,505,614

Weighted average number of common shares issued (thousands)	2,420,325	2,418,877	2,417,509

Diluted earnings per share (expressed in R$)	0.8557	0.6393	0.6228

36.	Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	2015	2014

Telecom Argentina Group (1)	3,073	2,843
Telecom Italia Sparkle (1)	6,212	7,282
Lan Group (4)	3,881	6,345
TIM Brasil (6)	2,822	2,458
Others	674	674
Total	16,662	19,602

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)
	Liabilities
	2015	2014

Telecom Italia S.p.A. (2)	38,823	31,095
Telecom Argentina Group (1)	5,304	1,246
Telecom Italia Sparkle (1)	14,657	14,638
Italtel (3)	45,004	36,849
Lan Group (4)	3,854	3,094
TIM Brasil (6)	4,309	3,780
Vivendi Group (7)	1,035	-
Others	38	3,683
Total	113,024	94,385

	Revenue
	2015	2014	2013

Telecom Italia S.p.A. (2)	3,668	2,938	2,804
Telecom Argentina Group (1)	5,771	6,663	7,448
Telecom Italia Sparkle (1)	5,223	10,230	17,352
Lan Group (4)	1,590	841	129
	-	-	233
Total	16,252	20,672	27,966

	Costs/Expenses
	2015	2014	2013

Telecom Italia S.p.A. (2)	9,769	7,225	6,281
Telecom Italia Sparkle (1)	35,626	28,059	29,065
Telecom Argentina Group (1)	3,109	2,880	7,403
Lan Group (4)	51,806	40,444	32,326
Generali (5)	1,053	6,212	12,509
Vivendi Group (7)	7,669	-	-
Others	588	-	858
Total	109,620	84,820	88,442

(1)	These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

(2)	These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)	The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)	The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)	The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

(6)	The amounts refer mainly to judicial deposits related to labor proceedings.

(7)	The amounts refer to value-added services (VAS).

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

37.	Management Compensation

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	2015	2014

Salaries and other short-term benefits	13,170	11,272
Share-based payments	3,029	3,464
	16,199	14,736

38.	Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, through the holding Telco S.p.A (“Telco”), hold 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007, together with certain restrictions on the rights of Telefónica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE, Telco´s controlling companies signed a Performance Commitment Instrument (“TCD”), determining the rules of Telefónica participation on Telecom Italia deliberations and its governance restrictions regarding the activities performed in the Brazilian market. TIM Brasil, the controlling company of TIM Participações, also signed this TCD agreement as the mediator part.

On December 4, 2013, while inspecting compliance with the TCD, CADE imposed a penalty to TIM Brasil because the company had allegedly failed to submit the agreement entered into with a company of the Telefónica Group before entering into the TCD. On December 16, 2013, TIM Brasil submitted a motion for clarification, which automatically suspended the obligation to pay the penalty until CADE has judged the appeal.

On December 22, 2014, the Steering Committee of ANATEL agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the split transaction being conditional on the suspension of Telefónica’s entire political rights in Telecom Italia and its subsidiaries, and revoking the monitoring commitments previously stipulated. Furthermore, according to ANATEL’s decision, any equity interest of Telefónica in Telecom Italia must be eliminated within eighteen (18) months.

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (“ACC”), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by the CADE to minimize any anti-trust concerns arising from this direct holding from Telefónica in Telecom Italia.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

Concomitantly with the analysis of Telco’s spin-off, ANATEL and CADE approved the acquisition of GVT by Telefónica Brasil S.A., in December 2014 and March 2015, respectively. As part of the payment for the acquisition of GVT, and successive transactions between Vivendi, Telefónica and acquisitions on the free market, Vivendi currently holds 21.39% of voting shares in Telecom Italia, and 0.95% of total shares in Telefónica. In this context, in the case records related to the operation of Telco, CADE confirmed the extinguishment of the obligations established in the TCD also with respect to TIM Brasil.

Simultaneously, through a material fact disclosed on June 24, 2015, Telefónica informed that “the total divestiture of its interest in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed”.

At December 31, 2015, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil, agreements involving telecommunications services covering interconnection, roaming, site-sharing, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements all entered into on an arm’s length basis and, when applicable, considering the regulation on providing such services as shown below:

	2015	2014

Assets	351,147	310,732
Liabilities	(122,301)	(75,083)

	2015	2014	2013

Revenues	911,892	1,206,043	1,456,276
Costs/Expenses	(574,580)	(792,587)	(1,117,651)

39.	Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized in the result when incurred, under finance income or costs.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently adjusted to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist basically of swap contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed as follows:

(i)	Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries i) enter into swap contracts with financial institutions with the purpose of avoiding the impact of exchange rate variations on borrowings and financing; and ii) invest in foreign exchange funds with the purpose of reducing the impacts on commercial agreements.

At December 31, 2015, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

The amount invested in the foreign exchange funds is intended to hedge foreign exchange exposure linked to US dollar-denominated trade agreements.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii)	Interest rate risks

Interest rate risks relate to:

•	The possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As at December 31, 2015, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

•	The possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2015, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii)	Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from the inability of subscribers to pay the amounts billed to them. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables or revenues from services rendered at December 31, 2015 and 2014.

(iv)	Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

partners. There are no customers that contributed with more than 10% of the net accounts receivable of, or 10% of sales revenues at December 31, 2015 and 2014.

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

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2015			2014
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	1,099,574	(109,512)	990,062	510,698	(67,044)	443,654

Current portion	608,915	(109,512)	499,403	47,541	(67,044)	(19,503)
Non-current portion	490,659	-	490,659	463,157	-	463,157

The consolidated financial derivative instruments with long-term maturities at December 31, 2015 are as follows:

	Assets	Liabilities
2017	192,766	-
2018	64,655	-
2019	108,487	-
2020 onwards	124,751	-
	490,659	-

Consolidated financial assets and liabilities valued at fair value:

2015
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	599,414	-	599,414
Derivatives used for hedging purposes	-	1,099,574	1,099,574
Total assets	599,414	1,099,574	1,698,988

Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	109,512	109,512
Total liabilities	-	109,512	109,512

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

2014
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	41,149	-	41,149
Derivatives used for hedging purposes	-	510,698	510,698
Total assets	41,149	510,698	551,847

Liabilities
Financial liabilities valued at fair value through profit or loss
Derivatives used for hedging purposes	-	67,044	67,044
Total liabilities	-	67,044	67,044

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

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

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

Financial instruments by category

The Company’s financial instruments by category are summarized as follows:

	Borrowings and Receivables	Assets valued at fair value	Total
At December 31, 2015
Assets, as per balance sheet
Derivative financial instruments	-	1,099,574	1,099,574
Trade accounts receivable and other accounts receivable, excluding prepayments	2,882,950	-	2,882,950
Securities		599,414	599,414
Cash and cash equivalents	6,100,403	-	6,100,403
Leasing	199,935	-	199,935
	9,183,288	1,698,988	10,882,276

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
At December 31, 2015
Liabilities, as per balance sheet
Borrowings and financings	-	7,926,436	7,926,436
Derivative financial instruments	109,512	-	109,512
Suppliers and other obligations, excluding legal obligations	-	3,784,945	3,784,945
Leasing	-	1,618,506	1,618,506
	109,512	13,329,887	13,439,399

	Borrowings and Receivables	Assets valued at fair value	Total
At December 31, 2014
Assets, as per balance sheet
Derivative financial instruments	-	510,698	1,099,574
Trade accounts receivable and other accounts receivable, excluding prepayments	3,567,303	-	3,567,303
Securities		41,149	41,149
Cash and cash equivalents	5,232,992	-	5,232,992
Leasing	195,036	-	195,036
	8,995,331	1,698,988	9,547,178

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
At December 31, 2014
Liabilities, as per balance sheet
Borrowings and financings	-	6,754,419	6,754,419
Derivative financial instruments	67,044	-	67,044
Suppliers and other obligations, excluding legal obligations	-	5,402,204	5,402,204
Leasing	-	329,669	329,669
	67,044	12,486,292	12,553,336

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and costs.

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

At December 31, 2015 no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at December 31, 2015 and 2014 are shown in the table below:

December 31, 2015

COUNTERPARTY							AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side

USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,859,821	1,859,682	100%	LIBOR 6M + 0.89% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	187,038	187,038	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	304,924	304,924	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	468,114	468,114	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	CISCO	Santander	469,931	469,931	100%	2.18% p.a.	88.30% of CDI

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

December 31, 2014

COUNTERPARTY							AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side

USD	LIBOR X DI	BEI	Santander, CITI MS e BOFA	1,264,369	1,264,463	100%	LIBOR 6M + 0.86% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, BES	190,841	190,841	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	266,509	266,509	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	318,387	318,387	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	133,448	133,448	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	239,998	239,999	100%	1.8% p.a.	92.72% of CDI

			Reference Amount		Fair Value
	Subject		(Notional)
		Currency	2015	2014	2015	2014

USD exchange risk against CDI	Full hedge of exchange variation risk obtained from the banks BNP Paribas, EIB, BOFA, Cisco, KFW and JP Morgan.	BRL	2,182,666	1,901,769
Asset position					1,099,574	2,377,645
Liability position					(109,512)	(1,933,991)
					990,062	443,654

TOTAL			2,182,666	1,901,769	990,062	443,654

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment to close a forward swap transaction in advance in order to ensure an attractive cost of 79.0% of CDI for a financing agreement in foreign currency that will be disbursed in the future to Finnvera/KfW. Swap was closed based on the same payment flow as the debt to be disbursed in the future to ensure full hedging. This transaction does not hold foreign exchange risk, since the initial dollar rate for this transaction (Debt and Swap) will be simultaneously based on pre-established date in the future. On December 31, 2015 the MTM of the transaction registered in the books was R$702 - Asset.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	2015	Probable Scenario	Possible Scenario	Remote Scenario

a) Debt in USD (BNP Paribas, BEI,BOFA, Cisco and KFW)	3,356,719	3,356,719	4,218,884	5,090,243
b) Fair value of the asset side of the swap	3,356,719	3,356,719	4,218,884	5,090,243
c) Fair value of the liability side of the swap	(2,364,104)	(2,364,104)	(2,366,634)	(2,369,978)
d) = (b+c) Net exposure in the swap	992,615	992,615	1,852,250	2,720,265
Final Exposure (Scenario – Current Position)	-	-	2,530	5,874

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
CDI	14.14%	17.68%	21.21%
USD	3.9048	4.8810	5.8572

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

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

Our sensitivity analyses referring to the derivative financial instruments outstanding at December 31, 2015 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

2015
Net gains from USD vs. CDI transactions	851,401

In March/15 the Company reversed two swap transactions and simultaneously entered into two new ones, with Bank of America and Santander, thus netting R$334 million in revenues.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 (In thousands of Reais, unless otherwise indicated)

Capital management

The Group’s objectives when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

In line with other companies in the sector, the Group monitors among others indexes its financial leverage based on the Net Debt-to-EBITDA ratio.

The financial leverage indices at December 31, 2015 and 2014 can be summarized as follows:

	2015	2014

Total borrowings and derivatives (Notes 18 and 39)	6,936,374	6,310,765
Leasing - Liabilities (Note 15)	1,618,506	329,669
Leasing – Assets (Nota 15)	(199,935)	(195,036)
Debts with ANATEL (Note 17)	77,450	61,860
Minus: Cash and cash equivalents (Note 4)	(6,100,403)	(5,232,992)
Foreign exchange fund (Note 5)	599,414	-
Net cash	1,732,578	1,274,266

EBITDA (last 12 months) (not audited)	6,606,188	5,538,268

Financial leverage ratio (*)	0.26	0.23

Reconciliation to Profit for the year:

Net profit for the year	2,071,145	1,546,419
Depreciation and amortization	3,361,971	3,052,579
Financial result, net	264,378	292,772
Income and social contribution taxes	908,694	646,498
EBITDA (not audited) (**)	6,606,188	5,538,268

(*) The change in the ratio includes the effect of the sale of towers.

(**) EBITDA: Earnings before interest, taxes, depreciation and amortization

40.	Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at December 31, 2015, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS At December 31, 2015 and 2014 (In thousands of Reais, unless otherwise indicated)
Types	Amounts insured

Operating risks	R$38,757,407
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

41.	Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

2016	769,059
2017	807,512
2018	843,850
2019	881,823
2020	921,505
4,223,749

42.	Supplementary disclosure on cash flows

	2015	2014	2013

Interest paid	456,076	383,469	230,238
Income tax and social contribution paid	222,450	185,826	319,765
Additions to property, plant and equipment and intangible assets with no effect on cash	(1,244,803)	(3,287)	(309,714)
Increase in leasing liabilities with no effect on cash	1,244,803	-	-

*    *    *