Form 20-F
period 2016-12-31
TIM PARTICIPACOES SA
filed 2017-04-11
CIK 1066116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016

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

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brasil
(Address of principal executive offices)

Adrian Calaza
Chief Financial Officer
TIM Participações S.A.
João Cabral de Melo Neto Avenue, 850 – South Tower - 12 th floor
22775-057 Rio de Janeiro, RJ, Brazil
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

PRESENTATION OF INFORMATION

In this annual report, TIM Participações S.A., a publicly held company (sociedade anônima) organized under the laws of the Federative Republic of Brazil, is referred to as “TIM,” “TIM Participações,” the “Company” or the “Holding Company.” References to “we,” “us” and “our” are to TIM together with, where the context so requires and as explained more fully below, one or more of TIM Sul S.A. (“TIM Sul”), TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), TIM Celular S.A. (“TIM Celular”), and Intelig Telecomunicações Ltda. (“Intelig”), each a directly or indirectly wholly owned operating subsidiary of the Holding Company and a corporation organized under the laws of the Federative Republic of Brazil.

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

Presentation of Financial Information

We maintain our books and records in reais. The consolidated financial statements included in this annual report were prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. As a complement to the CPC and IFRS principles, the Company also applies accounting practices established under Brazilian corporate law and rules issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários), or CVM, and Anatel. The selected financial information for the Company included in “Item 3. Key Information—Selected Financial Data” should be read in conjunction with, and is qualified in its entirety by, the IFRS financial statements of the Company and “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this annual report.

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

Solely for the convenience of the reader, we have translated some amounts included in “Item 3A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or Central Bank, at December 31, 2016 of R$3.2591 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

i

FORWARD LOOKING INFORMATION

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

•	Brazilian wireless industry conditions, size and trends;

•	characteristics of competing networks’ products and services;

•	estimated demand forecasts;

•	the size of our subscriber base, particularly any increase in our postpaid subscribers;

•	development of additional sources of revenue;

•	strategy for marketing and operational expansion;

•	achieving and maintaining customer satisfaction;

•	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and

•	capital expenditures forecasts, funding needs and financing resources.

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

ii

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.       Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto. Our consolidated financial statements included herein the consolidated balance sheet as of December 31, 2016 and 2015, and the results of operations and cash flows for each of the three years in the period ended December 31, 2016 have been audited by PricewaterhouseCoopers Auditores Independentes.The reports of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements appear elsewhere in this annual report.

In the first quarter of 2016, the Company identified errors related to revenue recognition for prepaid credits sold by third parties or trading partners in prior years and/or periods. Based on the quantitative and qualitative analysis performed by the Company’s management, it was concluded that such adjustments were immaterial in the last three years. However, because of the significance of the cumulative out-of-period adjustment to the annual financial statements as of December 31, 2016, the previous financial statements for the fiscal years ended December 31, 2015 and 2014 were revised.

The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2016 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2016 (as reported by the Central Bank of R$3.2591 to U.S.$1.00). See “—Exchange Rates” for information regarding exchange rates for the Brazilian real. You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2016 U.S.$	2016 R$	2015 R$ (Revised) (1)	2014 R$ (Revised) (1)	2013 R$ (Revised) (1)(2)	2012 R$ (Revised) (3)
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
Net operating revenue	4,791,940	15,617,413	17,142,265	19,502,116	20,025,629	18,707,487
Cost of service provided and goods sold	(2,360,592)	(7,693,406)	(8,306,857)	(10,083,920)	(10,822,203)	(9,880,984)
Gross profit	2,431,348	7,924,007	8,835,408	9,418,196	9,203,426	8,826,963
Operating revenue (expenses)
Selling expenses	(1,447,954)	(4,719,029)	(4,822,974)	(5,029,870)	(4,916,395)	(4,779,610)
General and administrative expenses	(386,217)	(1,258,722)	(1,195,277)	(1,130,754)	(1,012,556)	(1,029,943)
Other incomes (expenses), net	(160,185)	(522,060)	434,283	(775,031)	(738,194)	(756,698)
Operating profit before financial income (expense)	436,990	1,424,196	3,251,440	2,482,541	2,536,281	2,260,251
Financial income (expenses)	(126,071)	(410,880)	(250,407)	(280,642)	(290,548)	(154,277)
Income before income tax and social tax contribution	310,918	1,013,316	3,001,033	2,201,898	2,245,733	2,105,974
Income tax and social contribution	(80,663)	(262,889)	(915,591)	(652,795)	(672,775)	(691,988)
Net income for the year	230,255	750,427	2,085,442	1,549,102	1,572,958	1,413,986
Net income per share	0.10	0.31	0.86	0.64	0.65	0.65
Diluted net income per share	0.10	0.31	0.86	0.64	0.65	0.65
Number of shares outstanding:
Common shares (in millions)	2,421	2,421	2,421	2,421	2,418	2,418
Dividends per share	0.02	0.06	0.19	0.15	0.15	0.14
Balance Sheet Data:
Property, plant, equipment and intangibles, net	6,663,528	21,717,105	20,626,541	18,237,563	14,643,423	13,555,699
Total assets	10,633,512	34,655,680	35,556,388	32,489,192	28,072,632	26,214,096
Loans and financing	2,061,852	6,719,782	7,926,436	6,754,419	4,746,656	4,390,095
Shareholders’ equity	5,273,699	17,187,513	16,577,332	14,952,014	14,221,936	13,392,822
Capital stock	3,027,307	9,866,298	9,866,298	9,866,298	9,839,770	9,839,770
Cash Flow Data:
Operating Activities:
Net cash provided by operations	1,531,787	4,992,248	4,278,184	6,441,018	5,269,502	4,965,169
Investing Activities:
Net cash used in investing activities	(1,303,804)	(4,249,228)	(2,824,082)	(6,863,357)	(3,566,943)	(3,764,726)
Financing Activities:
Net cash provided (used) in financing activities	(526,291)	(1,715,237)	(586,691)	367,689	(844,697)	(225,918)
Increase (decrease) in cash and cash equivalents	(298,308)	(972,217)	867,411	(54,650)	857,862	1,166,925
Cash and cash equivalents at beginning of year	1,871,806	6,100,403	5,232,992	5,287,642	4,429,780	3,262,855
Cash and cash equivalents at end of year	1,573,497	5,128,186	6,100,403	5,232,992	5,287,642	4,429,780

(1)	The revised figures are illustrated in Note 2(e) of our consolidated financial statements included herein and described under the caption “Basis for preparation and disclosure of the financial statements.”

(2)	Figures originally reported on our annual report on Form 20-F issued on April 15, 2014, but with certain account lines revised as mentioned in the Note 2(e) of our consolidated financial statements included herein.

(3)	Figures originally reported on our annual report on Form 20-F issued on April 26, 2013, but with certain account lines revised as mentioned in the Note 2(e) of our consolidatedz financial statements included herein.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil.

Historically, macroeconomic conditions in Brazil have been characterized by wide swings in economic growth, with a general weakening demonstrated over recent years. Gross domestic product, or GDP, growth, for example, has been weak in recent years, growing 0.5% in 2014, contracting 3.8% in 2015, and contracting an additional 3.6% in 2016, with a forecast for growth of 0.5% for 2017.

The Brazilian economic environment is also characterized by significant fluctuations in interest rates, measured by the National Index of Consumer Price (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, and for foreign exchange rates of the real against the U.S. dollar and inflation.

The Special System of Settlement and Custody basic interest rate (Sistema Especial de Liquidação e Custódia), or SELIC, (which is the benchmark interest rate payable to holders of certain securities issued by the Brazilian government), has varied significantly since 2014, when the rate was 11.75% as of December 31, 2014. In January 2015, the SELIC rate was raised to 12.25%, and then further increased in March 2015 to 12.75% to 13.25% at the end of April 2015, to 13.75% in June 2015, and finally to 14.25% at the end of July 2015, where it remained as of December 31, 2015. During 2016, the SELIC remained stable at 14.25% until October 20, when it dropped to 14.00%. In December 2016, the SELIC rate was decreased to 13.75%.

From time to time, there have been significant fluctuations in the exchange rate between the Brazilian currency, the U.S. dollar and other currencies. Last year, the real showed significant and consistent apreciation as explained in further detail below in “—Exchange Rates.” Although in 2014, the real depreciated against the U.S. dollar by 13.4%, and during 2015, as a result of the poor economic conditions in Brazil, large-scale investigations related to corruption and bribery involving certain politicians, state-owned companies and mainly businessmen from construction companies, the depreciation of the real reached 47.0%. This trend was reversed in 2016, when the real appreciated 16.5% as a result of the change of government and the recovery of commodities prices. As of December 31, 2016, the real-U.S. dollar exchange rate was R$3.2591 per U.S.$1.00.

The inflation rate, as measured by the ICPA, was 6.3% in 2016, below the 10.7% in 2015 and 6.4% recorded in 2014, above the 4.5% rate targeted by the Central Bank and the “oscillating” band of plus or minus two percentage points considered acceptable by the Central Bank. Inflation in 2016 was negatively impacted by the rise in the prices of food and health care.

Inflation directly impacts our results of operations as certain of our assets and liabilities are subject to monetary adjustments by reference to indexes that measure or that are impacted by inflation such as IPCA, Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, and SELIC. In 2016, the net impact of inflation adjustments was a loss of R$207 million and in 2015, was a loss of R$121 million. The loss in 2016 can be explained by inflation adjustments on a R$37 million loan and on a R$2,068 million loan, each from the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us. The loss in 2015 can similarly be explained by inflation adjustments on a R$69 million loan and on a R$1,475 million loan, each from BNDES (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts”) and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”). In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base. Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

The table below sets forth data regarding GDP growth or contraction, inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	2016	2015	2014
GDP growth (contraction)(1)	(3.6)%	(3.8)%	0.5%
Inflation (IGP-M)(2)	7.17%	10.54%	3.69%
Inflation (IPCA)(3)	6.29%	10.67%	6.41%
DI Rate(4)	13.63%	14.14%	11.57%
TJLP(5)	7.50%	7.00%	5.00%
Appreciation (devaluation) of the real against the U.S. dollar	16.54%	(47.01)%	(13.39)%
Exchange rate (closing)—R$ per U.S.$1.00	3.2591	3.9048	2.6562
Average exchange rate—R$ per U.S.$1.00(6)	3.4872	3.3329	2.3541

(1)	Brazilian GDP was calculated using the new procedures adopted by the IBGE.

(2)	Inflation (IGP-M) is the general market price index as measured by Fundação Getúlio Vargas, or FGV, and represents data accumulated over the 12 months in each year ended December 31, 2016, 2015 and 2014.

(3)	Inflation (IPCA) is a consumer price index measured by IBGE, and represents data accumulated over the 12 months in each year ended December 31, 2016, 2015 and 2014.

(4)	The DI rate is the end of period interbank deposit rate in Brazil.

(5)	Represents the interest rate applied by BNDES in long-term financings (end of the period).

(6)	Average exchange rate of each year.

Sources: BNDES, Central Bank, Bloomberg, FGV and IBGE.

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

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and, since that time, the real/U.S. dollar exchange rate has fluctuated considerably. In 2012, the real depreciated 8.94% against the U.S. dollar. On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S.$1.00. real/U.S. dollar depreciation continued through 2013, 2014 and 2015. On December 31, 2013, the period-end real/U.S. dollar exchange rate was R$2.3426 per U.S.$1.00, a depreciation of 14.64%. In 2014, the Real/U.S. dollar exchange rate depreciated 13.39%, and on December 31, 2014, the period-end real/U.S. dollar exchange rate was R$2.6562 per U.S.$1.00. In 2015, the real continued to depreciate significantly against the U.S. dollar, with the period-end real/U.S. dollar exchange rate at R$3.9048 per U.S.$1.00 on December 31, 2015, representing a 47.01% depreciation. Throughout 2016, the exchange rate was volatile. When the year opened on January 4, 2016, the real/U.S. dollar exchange rate had appreciated to R$4.0387 per U.S.$1.00, but mid-year dropped to R$3.2098 per U.S.$1.00 on June 30, 2016. However, the real/U.S. dollar exchange rate rose again to R$3.3967 per U.S.$1.00 by November 30, 2016. On December 31, 2016, the period-end real/U.S. dollar exchange rate was R$3.2591, or a 16.54% appreciation as compared with December 31, 2015.

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

	Reais per U.S. dollar
Year	High	Low	Average	Year End
2012	2.1121	1.7024	1.9550	2.0435
2013	2.4457	1.9528	2.1605	2.3426
2014	2.7403	2.1974	2.3547	2.6562
2015	4.1949	2.5754	3.3387	3.9048
2016	4.1558	3.1193	3.4833	3.2591

	Reais per U.S. dollar
Month	High	Low
October 2016	3.2359	3.1193
November 2016	3.4446	3.2024
December 2016	3.4650	3.2591
January 2017	3.2729	3.1270
February 2017	3.1479	3.0510
March 2017	3.1735	3.0765
April 2017 (through April 7)	3.0923	3.1302

Source: Central Bank/Bloomberg

On April 7, 2017, the selling real/dollar exchange rate was R$3.1302 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 7, 2017 may not be indicative of future exchange rates.

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

Our ability to implement our strategy is influenced by many factors outside of our control, including:

•	an increase in the number of competitors in the telecommunications industry that could affect our market share;

•	increased competition from global and local over the top players, or OTT. For OTT and mobile virtual network operator, or MVNO, companies (and providers offering content and services on the Internet without owning network infrastructure), which offer telecommunication services to customers by leasing network capacity from traditional network players, without their own network infrastructure;

•	increased competition in our main markets that could affect the prices we charge for our services and could have an unintended adverse effect on our results;

•	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;

•	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide value-added services to encourage the use of our network;

•	system technology failures, which could negatively affect our revenues and reputation;

•	the introduction of transformative technologies that could be difficult for us to keep pace with and could cause a significant decrease in our revenues and/or revenues for all mobile telephone carriers;

•	our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;

•	our ability to attract and retain qualified personnel;

•	performance of third party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weakness of our suppliers;

•	government policy and changes in the regulatory environment in Brazil;

•	the effect of exchange rate fluctuations;

•	the effect of inflation;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved; and

•	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

As a result of these uncertainties, there can be no assurance that our strategic objectives can effectively be attained in the manner and within the time frame described.

We face increasing competition from other players and services, which may adversely affect our results of operations.

The opening of the Brazilian market to competition for telecommunications services has adversely affected historical margins in the industry. We face increased competition throughout Brazil from players in the personal communications service, or PCS, market. We compete with providers of wireless services and trunking, and with providers of fixed-line telecommunications and Internet access services, because of the trend towards the convergence and substitution of fixed services for mobile, as well as bundling data and voice services. As a result, the cost of maintaining our revenue share may increase and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence. Other than TIM, the following entities also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro, Telefônica Brasil S.A., or Telefônica Brasil, under the brand name Vivo, Oi Móvel S.A., under the brand name Oi and, recently, Nextel Telecomunicações Ltda., under the brand name Nextel. All PCS providers with national coverage offer third generation, or 3G, and fourth generation, or 4G, mobile telecommunications network technology. Nextel also offers mobile services through its existing trunking network. Possible market consolidation may allow other telecommunications companies to compete more aggressively against us. Additionally, we may face competitors with greater access to financial resources.

We also expect to face increased competition from other services. Technological changes in the telecommunications field, such as the development and roll-out of 4G mobile network technology, and Voice over Internet Protocol, or VOIP (including offers from third party OTT competitors like Skype, Google Talk, FaceTime and WhatsApp), are expected to introduce additional sources of competition in the voice market. OTT applications are often free of charge, other than for data usage, accessible via smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the Internet, bypassing more expensive traditional voice and messaging services such as SMS, which have historically been, but are no longer a source of significant revenues for mobile network operators such as TIM, and now SMS revenue is becoming irrelevant. With the growing use of smartphones and tablets in Brazil, an increasing number of customers are using OTT application services as a substitute for traditional voice or SMS communications. As a result of these and other factors, we face a mobile market in which price pressure has been increasing.

OTT application providers also leverage on existing infrastructures and generally do not operate capital-intensive business models associated with traditional mobile network operators like us. OTT application service providers have recently become more sophisticated competitors, and technological developments have led to a significant improvement in the quality of service, in particular speech quality, delivered via data communications applications from OTTs. In addition, players with strong brand capability and financial strengths, such as Apple, Google and Microsoft, have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in average revenue per user, or ARPU, and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

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

The Brazilian telecommunications market has been subject to consolidation. For example, in September 2014, Telefónica S.A., or Telefónica, entered into a stock purchase agreement to acquire from Vivendi S.A., or Vivendi, all of the shares of GVT Participações S.A., the controlling shareholder of Global Village Telecom S.A., or GVT. Anatel approved the GVT Acquisition in December 2014 and the Brazilian antitrust authority, Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, approved the same in March 2015. The GVT Acquisition increased Telefónica’s share of the Brazilian telecommunications market, and we believe such trend is likely to continue in the industry as players continue to consolidate. Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations. We may also consider engaging in merger or acquisition activity in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

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

Our operations depend on our ability to efficiently operate our systems that are subject to failure that could affect our business and our reputation.

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

We may experience a decrease in customer base and high rate of customer turnover, which could increase our costs of operations and reduce our revenue.

Our subscriber acquisition rate can be negatively affected by overall market penetration and the maturity of product life cycles. The Brazilian telecommunications market is facing significant changes in the market landscape. Since the Mobile Termination Rates, or MTR (amount paid from one operator to use other network operator to complete a call) is being reduced by Anatel, the cost of on-network calls are becoming closer to off-network. As a consequence, user have less need to maintain multiple SIM cards in order to call users on other operators at an on-network rate, resulting in SIM card consolidation which may decrease our customer base. Additionally, our churn rates are affected by price competition from our competitors and subsidization of handset sales, adverse macroeconomic conditions in Brazil and our strict policy of terminating customers who do not continue to use our services or do not pay their bills on time. Churn reflects the number of customers who terminate their service or have their service terminated during a period, expressed as a percentage of the simple average of customers at the beginning and end of the period. As indicated by historical churn rates, we may experience a high rate of customer turnover, which could reduce our revenue and possibly increase our cost of operations. Several factors in addition to competitive pressures could influence our subscriber acquisition rate and our churn rate, including network coverage, lack of reliable service and economic conditions in Brazil.

The use of instant messaging applications is causing an impact on operators, both in terms of customer base as well as for service revenue. These messaging applications allow for the replacement of voice usage for data usage and result in a higher concentration of data usage. Voice-data substitution can be a threat for operators since a considerable part of revenues come from voice services. Moreover, WiFi availability can also reduce data traffic from mobile networks.

We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.

We face various cyber-security risks that could result in business losses, including but not limited to contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, equipment failures, unauthorized access to and loss of confidential customer, employee and/or proprietary data by persons inside or outside of our organization, cyber attacks causing systems degradation or service unavailability, the penetration of our information technology systems and platforms by ill-intentioned third parties, and infiltration of malware (such as computer viruses) into our systems. Cyber attacks against companies have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or third parties operating in any region, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective We may not be able to successfully protect our operational and information technology systems and platforms against such threats. Further, as cyber attacks continue to evolve, we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability. The inability to operate our networks and systems as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other communications providers. The costs associated with a major cyber attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, or operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition and results of operations.

Certain debt agreements of our subsidiaries contain financial covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our subsidiaries’ existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. The ability of our subsidiaries to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that they will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2016, we had approximately R$8,464 million in consolidated outstanding indebtedness, of which 19% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency. If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

Due to the nature of our business we are exposed to numerous lawsuits, consumer claims and tax-related proceedings.

Our business exposes us to a variety of lawsuits and other proceedings brought by or on behalf of consumers in the ordinary course of our operations as a mobile telecommunications provider in Brazil. We are subject to a number of public civil actions and class actions that have been brought against mobile telecommunications providers in Brazil relating principally to the expiration of prepaid usage credits, minimum term clauses, subscription fees and the use of land to install our network sites. These suits include claims contesting certain aspects of the fee structure of our prepaid and postpaid plans, which are commonplace in the Brazilian telecommunications industry. As of December 31, 2016, we are subject to 6,011 consumer claims classified as probable loss, filed at the judicial and administrative levels. The aggregate contingency value of these claims is R$105.11 million. See Note 24 to our consolidated financial statements.

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, emphasizing the issues related to our tax planning strategies as well as questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2016, we are subject to approximately 2,354 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$14.049 billion, including risks related to lawsuits classified as probable and possible loss.

An adverse outcome in, or any settlement of, these or other lawsuits could result in losses and costs to us, with an adverse effect on our business practices and results of operations. In addition, our senior management may be required to devote substantial time to these lawsuits, which they could otherwise devote to our business. See Notes 3(c) and 23 to our consolidated financial statements.

Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results.

Telecom Italia owns the rights to the “TIM” trade name, which is currently assigned in an unlicensed manner to us. Telecom Italia may stop us from using the TIM trade name any time. The loss of the use of the “TIM” trade name could have a material adverse effect on our business and operating results.

We are subject to credit risk with respect to our customers.

Our operations depend to a significant extent on the ability of our customers to pay for our services. In the years ended December 31, 2016, 2015 and 2014, we made allowances for doubtful accounts in the amounts of R$266.4 million, R$230.4 million and R$248.6 million, respectively, primarily due to defaults in payment by our customers. As a percentage of our gross revenue, our provisions for doubtful accounts amounted to 1.2%, 0.9% and 0.9% in the years ended December 31, 2016, 2015 and 2014, respectively. Under Anatel regulations, we are allowed to undertake certain measures to reduce customer defaults, such as restricting or limiting the services we provide to customers with a history of defaults. If we are unable to undertake measures to limit payment defaults by our subscribers or that allow us to accept new subscribers based on credit history, we will remain subject to outstanding uncollectible amounts, which could have an adverse effect on our results of operations.

We may be subject to liability related to outsourcing certain functions to third-party service providers.

We may be exposed to liabilities due to our outsourcing of certain functions to third-party service providers, including in connection with maintaining our own network, for which we may not have made sufficient provisions. Such potential liabilities may involve claims by third party providers that are treated as direct employees as well as claims for secondary liability resulting from work place injury, wage parity and overtime pay complaints. Our financial condition and results of operation may be adversely affected in the event that a material portion of these liabilities are decided against us, for which we have not made provisions.

Furthermore, recent government announcements and legal proceedings have called into question the ability of public services concessionaires to carry out their operations by outsourcing certain functions. Though no definitive position has been reached by any governmental authority, recent court opinions could set legal precedent that could call into question our ability to outsource certain operations. This may require us to hire as employees certain workers who currently work for us on an outsourced basis, which could adversely affect our results of operations and financial condition.

We depend on key suppliers and certain key inputs and key contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers.

We rely on various vendors to supply network equipment, mobile handsets and accessories necessary for our business. These suppliers may, among other things, delay delivery periods, increase their prices, limit the amounts they are willing to supply to us, or may suffer disruptions in their own supply chains. If these suppliers are unable or unwilling to provide us with equipment or supplies on a regular basis, we could face difficulties in carrying out our operations, which could negatively affect our results of operations and limit our ability to execute our concession agreements.

Furthermore, the rapid substitution of voice for data usage in general and high growth of broadband in particular may result in a limited supply of equipment essential for the provision of such services, such as data transmission equipment and modems. The restrictions on the number of manufacturers imposed by the Brazilian government for certain inputs, mainly data transmission equipment and modems, pose certain risks, including susceptibility to currency fluctuations and the imposition of customs or other duties for those inputs which are imported. Inputs produced domestically are available from a limited number of domestic suppliers, and accordingly we are highly dependent upon their ability to accurately forecast the domestic demand and manage inventory. The foregoing risks could limit our ability to acquire such inputs in a timely and cost effective manner.

We also rely on certain other telecommunications providers, through contractual agreements with us, to supply key infrastructure and other services, such as EILD, interconnection and co-billing (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”).  Anatel permits such agreements between telecommunications providers in order to avoid unnecessary duplication of networks and infrastructure, and to lower costs and increase penetration of wireless services in Brazil. In June 2016, one such telecommunications provider that we maintain a contractual relationship with, Oi, filed for judicial reorganization (a form of bankruptcy protection under Brazilian law), acknowledging its inability to sustain its financial obligations. Intense negotiations among credit holders and shareholders are expected, and a change in the controlling shareholders of Oi could lead to a change in the competitive environment.

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

We use demand forecasts to make investments, however such forecasts may ultimately be inaccurate due to economic volatility and result in lower revenues than expected.

We make certain investments, such as the procurement of materials and the development of our network infrastructure, based on our forecasts of the amount of demand that customers will have for our services at a later date. However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, economic crises may restrict credit to the population, and uncertainties relating to employment may result in a delay in the decision to acquire new products or services. As a result, it is possible that we may make larger investments based on demand forecasts than were necessary given actual demand at the relevant time, which may directly affect our cash flow.

Unanticipated improvements in economic conditions may have the opposite effect and equally pose a risk. For example, an increase in demand not accompanied by our investment in improved infrastructure may result in a possible loss of opportunity to increase our revenue or result in the degradation of the quality of our services.

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

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, as well as the termination of calls on local fixed line networks, or TU-RL, and the Industrial Exploration of Dedicated Lines (Exploração Industrial de Linhas Dedicadas), or EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as Bottom-Up Long-Run Incremental Cost, or BU-LRIC, which takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, is applied (2019 for VU-M and TU-RL, and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. It is our position that Anatel’s decision to establish VU-M rates – a price related to the provision of telecommunications services in the private regime – based on a cost model does not comply with Brazilian law. Accordingly, we filed an annulment application with Anatel in connection with the July 2014 resolution, which was rejected by Anatel. After reevaluating our strategy due to new commercial conditions, we decided not to pursue judicial recourse for that matter.

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

PGMC is currently under review by Anatel. As a result of such process, the agency may eliminate or create new relevant markets, as well as modify our classification as having significant market power in the applicable markets.

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

In addition to the rules set forth by Anatel, we are subject to compliance with various legal and regulatory obligations, including, but not limited to, obligations arising from the following:

•	PCS authorizations under which we operate our cellular telecommunications business;

•	fixed authorizations (local, national long distance, international long distance and multimedia service) under which we operate our telecommunications business;

•	the Consumer Defense Code; and

•	the General Telecommunications Law (Law No. 9,472/97, as amended).

In addition, like other companies, we are also subject to national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations. However, as administrative proceedings for breach of quality standards have been brought by Anatel in the past, we cannot provide any assurance that we are in full compliance with our service quality obligations under the PCS authorizations. In fact, there are some administrative proceedings regarding noncompliance with quality goals and regulatory obligations that resulted in Anatel levying fees against TIM Celular as part of the measures, adopted to improve the quality of services provided by all mobile operators to the population overall.

As recent example of how sudden and unilateral government action can affect our industry, mobile telecommunications operators have received judicial orders since December 2015 through the date of this annual report to block the application WhatsApp nationally for various periods of time as a preventative measure in connection with criminal suits in progress.

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

Anatel issued new regulations on interconnection rules from 1997 to 2014, some of which could have an adverse effect on our results. As noted above, in July 2014, Anatel established a fully allocated cost model for reference rates by allocating the various service costs to determine a basic price, effective as of February 2016. Accordingly these regulations can have an adverse effect on our results of operations because (1) our interconnection charges will likely continue to drop significantly, thereby reducing our revenues, and (2) Anatel may allow more favorable prices for operators without significant market power.

Actual or perceived health risks or other problems relating to mobile telecommunications technology could lead to litigation or decreased mobile communications usage, which could harm us and the mobile industry as a whole.

The effects of, and any damage caused by, exposure to electromagnetic fields has been and still is the subject of careful evaluation by the international scientific community, but until now there is no scientific evidence of harmful effects on health. We cannot rule out that exposure to electromagnetic fields or other emissions originating from wireless handsets will not be identified as a health risk in the future.

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

Anatel Resolution No. 303 limits emission and exposure for fields with frequencies between 9 kHz and 300 GHz, and Law No. 11,934 establishes limits related to the magnetic and electromagnetic emissions to be as defined by the World Health Organization and requiring that operators had to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station. The records must be five years old at most. In 2015, Anatel established a computerized system called Mosaic in order to store the measurement reports and better assess the level of human exposure to electromagnetic fields. Anatel also began working with Brazilian telecommunications operators in January 2015 to ensure their required registered reports were being stored in Mosaic. TIM met its 2016 required reporting levels, submitting 16,007 registered reports.

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

In July 2012, with the express goal of improving the quality of mobile telecommunications services provided in Brazil, Anatel issued administrative injunctions suspending three of the primary mobile providers, including TIM Celular, from selling and activating new mobile service plans. Anatel lifted the suspension only after these providers made formal commitments to undertake specific investments related to the expansion of their respective networks and improvement of their respective services.

In November 2012, Anatel issued a new administrative injunction to suspend and stop our “Infinity Day” promotion, in which customers from specific states were charged per day of use for voice service to TIM numbers and local fixed telephones. Anatel, in its preliminary analysis, considered the promotion to be potentially harmful to the quality of our mobile services. The injunction was revoked in January 2013, after Anatel determined that the promotion did not pose a risk to the provision of our mobile services.

Although measures adopted by Anatel such as the aforementioned are likely to be temporary, such measures may, along with any new measures adopted in the future, have a material adverse effect on our financial condition, results of operations and cash flow and may limit our ability to implement our business strategy.

Risks Relating to Brazil

Risks related to Brazilian economic and political conditions may negatively affect our business.

Political conditions in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. 2016 was marked by an unstable political scenario evidenced by widespread protests and ongoing investigations into allegations of corruption in state-controlled enterprises that contributed to the decline of the confidence of investors and the public in general.

Some relevant Brazilian companies are facing investigations by the CVM, the U.S. Securities and Exchange Commission, or the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with corruption allegations, or the “Lava Jato” investigations. Depending on the duration, outcome and possible expansion of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. Given the relatively significant weight of the companies cited in the investigation, this could have an adverse effect on Brazil’s growth prospects in the near to medium term. Negative effects on a number of companies may also impact the level of investment in infrastructure in Brazil, which may lead to lower economic growth in the near to medium term.

In 2016, after the legal and administrative process for the impeachment, Brazil’s Senate removed President Dilma Rousseff from office on August 31, 2016, for infringing budgetary laws. Michel Temer, the former vice president, who has run Brazil since Ms. Rousseff’s suspension in May, was sworn in by Senate to serve out the remainder of the presidential term until 2018.

However, the resolution of the political and economic crisis in Brazil still depends on the outcome of Operation “Lava Jato” and approval of reforms that are expected to be promoted by the new president. We cannot predict which policies the Brazilian government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies, including its fiscal policy, in order to achieve higher rates of economic growth and/or meet its fiscal targets. During the past years, the Central Bank has maintained a tight monetary policy with high interest rates, thus restricting the availability of credit and reducing the economic growth to control inflation. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

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

Additionally, interruptions in the credit and other financial markets, and the deterioration of the Brazilian and/or global economic environment may, among other effects: (1) have a negative impact on demand, which may reduce sales, operating income and cash flow; (2) decrease consumption of our products; (3) restrict the availability of financing for our operations or investments, or for the refinancing of our debt in the future; (4) cause creditors to modify their credit risk policies and restrict our ability to negotiate any of the terms of our debt in the future; (5) cause the financial situation of our clients or suppliers to deteriorate; or (6) decrease the value of our investments.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices.

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

Since December 2015, the principal tax applicable to goods and telecommunication services (Imposto sobre Circulação de Mercadorias e Serviços), or ICMS, rates were increased in some Brazilian states due to local legislation to an average of 3% and 1%, respectively.

Provisional Measure No. 687, published on August 18, 2015 (and converted into Law No. 13,196, which was published on December 2, 2015) authorized the monetary adjustment, based on the IPCA, of the Contribution to the Development of the National Film Industry (Contribuição para o Desenvolvimento da Indústria Cinematográfica Nacional), or CONDECINE, which is a tax levied on telecommunications services with the objective of promoting the Brazilian audiovisual industry.

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

Uncertainty regarding certain government fiscal measures which may be taken to counteract the current political instability could contribute to greater inflation over the course of 2017. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Exchange rate movements and interest rate fluctuation may have an adverse effect on our business and the market prices of our shares or the ADSs.

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

The Central Bank establishes the basic interest rate target (the SELIC rate) for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The SELIC rate is regularly revised, either positively or negatively, if easing of monetary policy in an effort to stimulate growth. The SELIC rate was cut throughout 2012, reaching a low of 7.25% on October 10, 2012, where it remained until April 17, 2013, after which it was repeatedly revised upward. As of December 31, 2013, the SELIC rate was 10.00% and as of December 31, 2014, the SELIC rate was 11.75%. The SELIC rate was again revised upward throughout 2015: in January 2015, the SELIC rate was raised to 12.25%, and then further increased in March 2015 to 12.75% to 13.25% at the end of April 2015, to 13.75% in June 2015, and finally to 14.25% at the end of July 2015, where it remained as of December 31, 2015. During the first quarter of 2016, the SELIC remained stable at 14.25% until October 20, when it dropped to 14.00% and to 13.75% in December 2016. During 2017, the SELIC dropped to 13.00% in January and to 12.25% in February.

At December 31, 2016, all of our indebtedness was either denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates, including R$ 2,2547 million tied to the TJLP, R$1,488 million tied to the Interbank Deposit Certificate Rate (Certificado de Depositário Interbancário), or CDI rate, an interbank certificate of deposit rate that applies to our foreign currency swaps and R$37 million tied to UMIPCA (Unidade Monetária IPCA do BNDES) and R$445 million tied to fixed interest rates and R$2,069 million tied to SELIC. Any increase in the CDI rate or the TJLP rate may have an adverse impact on our financial expenses and our results of operations. Nevertheless the company invests its cash in CDI, which can absorb part of the financial expenses impact.

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although the global economy recently has been showing signs of improvement, domestic economic conditions are weak. The inflation rate, as measured by IPCA, reached 6.3% in 2016. Inflation directly impacts our results of operations as a result of certain of our assets and liabilities being subject to inflation adjustment, and if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base. Brazilian GDP contracted by 3.6% in 2016, the second consecutive decrease, and there is significantly reduced liquidity in the domestic capital and lending markets. In response to such tighter credit, negative financial news or declines in income or asset values, consumers and businesses may postpone spending, which could have a material adverse effect on the demand for our products and services. A loss of customers or a reduction in purchases by our current customers could have a material adverse effect on our financial condition, results of operations and cash flow and may negatively affect our ability to meet our growth targets.

We may be impacted by volatility in the global financial markets.

We are susceptible to swings in global economic conditions, typified most recently by difficult credit and liquidity conditions and disruptions leading to greater volatility. The global economy has largely recovered from the crisis of 2007, however markets remain subject to ongoing volatility factors including interest rate divergence, geopolitical events, and global growth expectations, and there is no assurance that similar conditions will not arise again. In the long term, as a consequence, global investor confidence may remain low and credit may remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

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

Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities.

The market value of securities of Brazilian issuers is affected by economic and market conditions in other countries, including the United States, European countries, as well as in other Latin American and emerging market countries. Although economic conditions in Europe and the United States may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Additionally, crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our securities. This could adversely affect the market price of our securities, restrict our access to capital markets and compromise our ability to finance our operations in the future on favorable terms, or at all.

In the recent past, there was an increase in volatility in all Brazilian markets due to, among other factors, uncertainties about how monetary policy adjustments in the United States would affect the international financial markets, the increasing risk aversion to emerging market countries, and uncertainties regarding Brazilian macroeconomic and political conditions. These uncertainties adversely affected us and the market value of our securities.

In addition, we continue to be exposed to disruptions and volatility in the global financial markets because of their effects on the financial and economic environment, particularly in Brazil, such as a slowdown in the economy, an increase in the unemployment rate, a decrease in the purchasing power of consumers and the lack of credit availability.

Disruption or volatility in the global financial markets could further increase negative effects on the financial and economic environment in Brazil, which could have a material adverse effect on our business, results of operations and financial condition.

Risks Relating to Our Commons Shares and the ADSs

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

Brazilian law allows for the Brazilian government to impose temporary restrictions, whenever there is a significant imbalance in Brazil’s balance of payments or a significant possibility that such imbalance will exist, on the remittance to foreign investors of the proceeds of their investments in Brazil, as well as on the conversion of the real into foreign currencies. The Brazilian government last restrictions on capital outflows for a six-month period at the end of 1989 and early 1990, freezing all dividend and capital repatriations that were owed to foreign equity investors. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in reais.

If similar restrictions are introduced in the future, they would likely have an adverse effect on the market price of our shares and ADSs. Such restrictions could hinder or prevent the holders of our shares or the custodian of our shares in Brazil, J.P. Morgan, as depositary, from remitting dividends abroad.

A more restrictive policy could also increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. As of December 31, 2016, our foreign-currency denominated debt was R$1,623 million and represented 19% of our consolidated indebtedness. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, shares and ADSs.

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

Our headquarters are located at João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor, 22775-055 Rio de Janeiro, Brazil and our telephone number is +55 (21) 4109-3742 and our fax number is +55 (21) 4109-3314.

Our agent for service of process in the United States is Puglisi & Associates located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Historical Background

In July 1998, as part of the privatization of Telebrás, the Brazilian state-owned telecommunications monopoly, the Federal Government sold substantially all its shares of the 12 holding companies into which Telebrás had initially been broken up, including its shares of Tele Sudeste Celular Participações S.A., or TSU, and Tele Nordeste Celular Participações S.A., or TND. Following a series of acquisitions, corporate reorganizations and corporate name changes, TSU and TND merged to form TIM Participações in 2004.

We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes, and we are currently held, directly and indirectly, by Telecom Italia (which began operating in Brazil in 1998 as Telecom Italia Mobile) through its wholly owned subsidiary, TIM Brasil, formed in 2002 as the holding company of Telecom Italia’s operating companies in Brazil. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia. See “Item 4. Information on the Company—C. Organizational Structure” for a description of our current corporate structure and Exhibit 8.1 attached hereto for a list of our significant subsidiaries as of the date of this annual report.

In 2009, the acquisition of Holdco Participações LTDA, holder at the time of 100% of Intelig's capital, was approved and Intelig became a wholly-owned subsidiary of TIM after this transaction. Our acquisition of Intelig brought material advantages through significant synergies with its network, such as its metropolitan optimal fiber network and its large backbone that allowed us to accelerate the development of our 3G network and generate significant operational cost savings

In 2011, our wholly owned subsidiary TIM Celular entered into an agreement with Companhia Brasiliana de Energia and AES Elpa (the AES Group in Brazil) for the purchase of all of AES Elpa’s equity interests in Eletropaulo Telecomunicações and 98.3% of the interest of AES RJ, or the AES Atimus Acquisition. In connection with the acquisition, Eletropaulo Telecomunicações changed its corporate name to TIM Fiber SP Ltda., or TIM Fiber SP, and AES RJ changed its corporate name to TIM Fiber RJ S.A., or TIM Fiber RJ, and we call this business, collectively, TIM Fiber.

In accordance with the reorganization of TIM Fiber, TIM Fiber RJ and TIM Fiber SP were merged into TIM Celular in 2012, which owns and operates an extensive fiber optic network in metropolitan São Paulo and Rio de Janeiro. The purpose of this reorganization was to simplify our organizational structure and improve the administrative, operational and financial efficiency of the companies controlled by us.

Our shareholders approved our adherence to the Novo Mercado rules and the transfer of trading of the shares issued by us to the Novo Mercado segment of the BM&FBOVESPA in 2011. In order to join the Novo Mercado, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market and we are not permitted to issue preferred shares, participation bonuses or any kind of shares with restricted voting rights. From August 3, 2011, our preferred shares ceased to trade and we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, by using the code “TIMP3”, and as from August 5, 2011, our ADSs representing preferred shares ceased to trade on the NYSE and our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE. See “Item 9. The Offer and Listing—A. Offer and Listing Details.”

2016 Important Events

Towers Sale and Leaseback

In November 2014 and January 2015, TIM Celular entered into sale and leaseback transaction, or the ATC Sale-Leaseback Transaction, pursuant to which it executed a Sales Agreement, or the Sales Agreement, and a Master Lease Agreement, or MLA, with American Tower do Brasil Cessão de Infraestruturas Ltda., or ATC. Under the Sales Agreement, TIM Celular can sell up to 6,481 telecommunications towers owned by it for approximately R$3 billion, and under the MLA TIM Celular can then lease back part of the space on these towers for a period of 20 years from the date of transfer of each tower, with monthly rental prices depending on the type of tower (greenfield or rooftop). The ATC Sale-Leaseback Transaction will benefit the Company’s operating and financial capacity and we expect it will allow the Company to expand investments and improve quality of services.

The Sales Agreement provides for the towers to be transferred in tranches to ATC as conditions precedent are met. A total of five tranches of transfers were made, three in 2015, April 29, September 30 and December 16 and two in 2016, June 9 and December 20. As a result of these five tranches of transfers, we transferred a total of 5,819 towers to ATC, and received a total of R$2,632 million in cash.The gain on the portion of the assets effectively sold, amounting to R$44 million (net of transaction costs), was recognized as other operating income for financial year 2016, while the gain on the portion of the towers subject to sale and leaseback, amounting to R$70.9 million (net of transaction costs), was deferred over the lease term (20 year) per the MLA. The discount rate used in the ATC Sale-Leaseback Transaction was determined based on observable market transactions that the lessee would have to pay in a similar lease or borrowing arrangement. The discount rate applied in each tranche is described in Note 15 to our consolidated financial statements.

2016 mobile market developments

According to Anatel, the Brazilian mobile market reached 244 million lines nationwide at the end of 2016, corresponding to a penetration ratio of 118%, compared to 125.7% in 2015, for an annual contraction rate of 5.3%, compared to a 8.2% contraction rate in 2015. Brazil is one of the largest mobile telephony markets in the world. Although the Brazilian telecommunications market’s prepaid customer base has contracted by 10.8% (or 20 million lines) over the course of 2016, to 165 million lines, it still continues to represent the market’s largest component, constituting 67.5% of total subscriber base as of December 31, 2016, as compared to 71.6% as of December 31, 2015. The significant reduction in the overall number of prepaid users is mainly due to macroeconomic pressures, acceleration in users consolidating multiple SIM cards to a single one, high penetration of mobile service and the rapid substitution of voice for data usage, resulting in a decrease in the so-called “community effect”, where consumers value a telecommunications system more as more users adopt it. The postpaid business, however, reached 79 million lines in 2016, a 8.3% increase over 2015.

Capital Expenditures

The majority of our capital expenditures in 2014 related to our investment of approximately R$2.9 billion in the acquisition of a license to operate in the 700 MHz spectrum for 4G mobile technology and R$3.7 billion related to improvements in network infrastructure. Our principal capital expenditures in 2015 totaled R$4.7 billion, of which 92.4% was dedicated to network infrastructure. In 2016, our capital expenditures totaled R$4.5 billion, a decrease of 5.5% when compared to 2015 which can be explained by the negotiations made with vendors to reduce supply costs as well as project optimization efforts. For a detailed breakdown of our capital expenditures in 2014, 2015 and 2016, as well as the total amount of the same each year, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds—Material Capital Expenditures.”

During 2017, 2018 and 2019, we expect to consolidate our position as the leading mobile telecommunications operator in infrastructure investments, based on public capital expenditure data reported by other operators. See “—B. Business Overview—Competitive Strengths—High-quality services” and “—B. Business Overview—Our Strategy—Construction of a unique infrastructure network in the Brazilian market and improving our network” for further information on the types and geographical distribution of these ongoing infrastructure investments.

B.       Business Overview

Market Characteristics

The Brazilian mobile telecommunications market has in recent years been characterized by the expansion of the number of subscribers, investment in network infrastructure and subsidies to attract and retain customers. These expenditures have resulted in a significant increase in mobile penetration, revenue generation and competition for customers. In 2016, a tougher macroeconomic environment affected the telecommunications industry as a whole, and contributed to the first year of overall customer base reduction. As of December 31, 2016, there were approximately 244.0 million mobile lines, representing approximately118% of the population, compared to approximately 257.8 and 280.7 million mobile lines representing approximately 125.7% and 138.0% of the population in 2015 and 2014. As is the case throughout most of Latin America, the Brazilian mobile telecommunications market is characterized by a large number of prepaid customers, but as previously mentioned, this trend is changing as a result of macroeconomic pressures, an acceleration in users consolidating multiple SIM cards to a single one, a high penetration of mobile service, and the rapid substitution of voice for data usage, resulting in an overall reduction in the total number of prepaid base users and a decrease in the so-called “community effect” where consumers value a telecommunications system more as more users adopt it. According to Anatel, at the end of 2014, 2015 and 2016, approximately 75.8%, 71.6% and 67.5%, respectively, of mobile lines were prepaid and 24.2%, 28.4% and 32.5%, respectively, were postpaid. The postpaid business reached 79 million lines in 2016, a 8.3% increase over 2015.

Our Business

We are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with 63 million lines and a market share of 26.0% in 2016, as compared to 66 million lines and market share of 25.7% in 2015, based on data from Anatel. In the year ended December 31, 2016, we lost 2.82 million net lines, compared to a net loss of 9.49 million lines in the year ended December 31, 2015. Through our subsidiaries in various telecommunications markets throughout Brazil, we operate mobile, fixed and long distance telephony, data transmission and ultra-broadband (speeds of more than 34 MB per second, or Mbps) services. For the year ended December 31, 2016, our gross service revenue was R$21.4 billion, a 7.6% decrease from the year ended December 31, 2015, in comparison to a 5.7% decrease in gross service revenue from 2014 to 2015.

Through our GSM network, we serve approximately 95% of the urban population of Brazil, representing the largest GSM network coverage of any mobile telecommunications services provider in Brazil (based on publicly available data of other mobile telecommunications providers), with a presence in approximately 3.4 thousand municipalities. We offer extensive data coverage throughout Brazil with our GPRS technology, covering 100% of our coverage area and our EDGE technology reached almost 95% of our coverage area, in addition to our sophisticated 3G and 4G network covering approximately 89% and 74%, respectively, of the urban population of Brazil. Our international roaming agreements include more than 450 networks available in more than 205 destinations on six continents (including Antarctica). Our fiber network extends from northern to southern Brazil, with an extensive wide area network, or backbone, of approximately 76,000 kilometers, and metropolitan area networks, or backhaul. Our fiber optic network has a unique capacity to offer high-quality mobile ultra-broadband service, available through our TIM Live network in the Rio de Janeiro and São Paulo metropolitan regions. In 2016, we continued to connect our antennas with our fiber optic network, representing an increase of 9% compared to the end of 2015, enabling an increase in data transmission capacity. This is a key project for the Company which enables us to deliver a high-performance data experience to our users. In 2013, we completed the LT Amazonas project, our long distance fiber optic network connecting major cities in the north of Brazil, one of Brazil’s regions with the greatest lack of infrastructure. Fiber optics are particularly important in rural areas such as these because the signals that are transmitted through fiber experience less attenuation (loss of signal strength) and, therefore, can travel longer distances. In connection with the LT Amazonas project, we have entered into financial lease agreements for the right to use infrastructure with companies that operate transmission lines in Northern Brazil.

Our growth in the mobile telecommunications market does not result in revenue cannibalization (substitution of fixed-line services for mobile services), as we are essentially a pure mobile operator with no landline legacy, unlike many of our competitors that offer both fixed-line and mobile telephony services. Also, we have a selective subsidy policy for handset and accessories sales, which helps avoid pressure on margins and costs as we grow.

We believe our net investment of approximately R$4.5 billion in 2016, a 5.5% decrease over 2015 and of which approximately 85% went towards infrastructure, is indicative of our commitment to enhancing our ability to provide services of the highest quality and meet the demand for voice traffic in Brazil. According to our strategic plan we disclosed to the market on February 2, 2017, or the 2017-2019 Industrial Plan, we plan on investing almost R$12 billion in Brazil between 2017 and 2019, with the majority of this amount directed to network development.

As of December 31, 2016, we had more than 10.8 thousand points of sale through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 175 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers as alternative channels to access our products and services, totaling more than 332 thousand points of sale throughout Brazil.

For the corporate market, we have more than 550 third-party business partners focused on serving small and medium companies and a direct sales force team of 94 employees focused on large companies.

In order to serve our customer base of over 63 million customers, we maintain twelve customer care centers, two of our own and ten outsourced, comprising around fourteen thousand customer service representatives. Moreover, we have continuously invested in alternative customer service channels, developing solutions based on interactive voice response, or IVR, and self-service and mobile applications for iOS and Android.

Competitive Strengths

We believe that our robust network infrastructure, together with our brand recognition and our widespread sales network, position us well to capitalize on opportunities in the telecommunications industry in Brazil and meet the growing demand in the mobile telecommunications market. We believe that our main strengths include:

High quality services. Since national coverage and quality had improved quite substantially over the last few years, Anatel has shifted its focus in 2016. The prior focus was service quality from a broader state-oriented perspective and now, Anatel is taking a local perspective, concentrating its efforts on smaller geographic areas and specially those where service is still considered poor.

In accordance with Anatel’s directions to monitor and evaluate quality on more specific geographic areas, we will disclose our quality indicators based on the number of cities – rather than states – within Antel’s targets. Such indicators are expected to be more assertive and better reflect customer experience.

TIM posted solid improvements in Anatel’s voice quality metrics. Importantly, the Company has been able to sustain its positive results in data indicators (3G/4G) despite the rapid expansion of our coverage in 2016, especially in 4G where we are the leaders in the number of cities covered.

Regarding Anatel’s metrics for instant speed, or SMP10, and average speed, or SMP11, we highlight that both indicators remain stable and above Anatel’s target, guaranteeing a positive customer experience when using data. In a scenario of strong data traffic increase (+56% Year over Year, or YoY, in 2016), such results also indicate strong resilience of our network

TIM has historically recorded the fewest number of customer complaints registered with the Brazilian Consumer Protection and Defense Authority, or PROCON, integrated in the National Information Integration System, or SINDEC. The TIM economic group has the fewest registered complaints per one thousands customers until October, the date of the last official report disclosed, having received 59% fewer complaints than the economic group with the largest number of complaints. According to an official report by the National Consumer Bureau (Secretaria Nacional do Consumidor), or SENACON, over the course of 2016, the TIM economic group satisfactorily resolved 81% of Preliminary Investigation Letters, or CIPs, and 76% of Justified Complaints, or RFs, submitted by PROCON. These performance rankings are commensurate with our 2015 results.

TIM Live was recognized as the best internet connection in fixed broadband market by a satisfaction survey published in March by Anatel. The survey was conducted in the second half of 2015. Reinforcing our innovative approach and focus on quality, TIM Live was also the Brazilian leader of Netflix’s ISP Speed Index in October, the date of the last official report, which measures the performance of internet service providers in different countries. In the mobile market, TIM has the highest penetration of coverage by 4G technology, having reached more than 1,200 cities and around 74% of the urban population in Brazil by the end of 2016.

We also continue to provide high quality services by means of our continued investment in infrastructure. Such investments have been achieved organically, including through building long distance networks and establishing our metropolitan fiber optic network, with more than 5,000 sites connected to fiber in December 2016, and by means of acquisition of additional bandwidths including the 700 MHz bandwidth nationally. In December 2015, when Anatel auctioned left over radiofrequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands, TIM was only allowed to participate in batches of the 2,500 MHz band which had originally been auctioned in 2012, and for which we bidded for some lots. We were classified as first-ranked bidder for the acquisition of the lots for Recife and its metropolitan region, in the state of Pernambuco, and for Curitiba and metropolitan region, in the state of Paraná, based on our bids which totaled R$57.5 million

The result was approved by Anatel’s directing council on June 1, 2016 and the authorization terms were signed on July 26, 2016. As of December 31, 2016 as compared to December 31, 2015, we achieved a 51% increase in volume of e-NodeB and 17% increase in volume of NodeB, the equipment responsible for adding, respectively, 4G and 3G data traffic capacity to an antenna, and installed and had 441 new sites connected to fiber optics, an increase of 9%. During the period from December 31, 2015 to December 31, 2016, our 4G network coverage grew by more than three times in terms of the number of cities covered, while our 3G network coverage grew by more than 54% over the same period, resulting in our total coverage reaching almost 95% of Brazil’s urban population.

We have also added to our network infrastructure by means of inorganic growth historically, for example, through the acquisition of assets such as Intelig and AES Atimus (later known as TIM Fiber and now TIM Celular). The acquisition of Intelig expanded our network infrastructure by adding a 100% digital fiber optic network installed from northern to southern Brazil, totaling more than 500,000 kilometers of fiber optic, with an extensive wide area network (backbone) of approximately 15,000 kilometers and metropolitan area networks (backhaul) in Brazil’s principal cities. In addition, we added to our network telephone exchanges and satellite stations, connecting to major networks and with capability in major international submarine cable systems. The AES Atimus acquisition positioned us well, compared to our competitors, to capture broadband Internet market share. Investing in fiber optics in this way allows us to provide high quality services to our customers. These acquisitions also enabled a reduction of infrastructure rental costs, while helping us to obtain significant synergies related to our existing fiber optic network.

Throughout 2016, we also expanded the installation of “Biosites” across Brazil, a cellular antenna shaped like a lamp post and designed to accommodate 3G and/or 4G transmission equipment, illustrating our focus on seeking innovative infrastructure alternatives to improve the quality of and our customers’ satisfaction with our services. Each Biosite is a multifunctional device, allowing not only for the installation of new 3G and/or 4G stations, but also modernizing streetlights in cities and reducing visual clutter, since the cellular antennas and their necessary equipment are self-contained within the post itself, without the need for external or auxiliary engineering structure.

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

Strong brand associated with innovation. We believe that we have a strong brand and a reputation for innovation, having pioneered several product launches in Brazil, such as the introduction of pay-per-call (rather than per minute) offers in the Brazilian market (Infinity Pré), followed by a prepaid daily Internet package delivering a limited traffic allowance (Infinity Web) and a combined daily package of Internet and text messages (Infinity Web + Torpedo). We also introduced the concept of and equalization of prices for local calls and long distance within our network and, in the postpaid business, we launched the concept of unlimited calls within the TIM network (TIM Liberty). TIM launched the first daily prepaid service option (a promotion for customers that have the Infinity plan), data package sharing among multiple devices. TIM also launched plans that allowed voice minutes to be used for calls to any operator, anywhere in Brazil. We believe the subsequent development of other plans based on these concepts strengthen our leadership position compared to our competitors in terms of innovation.

Our mobile phone plans have transformed the mobile telecommunications market in Brazil, increasing voice traffic and long distance calls in Brazil and accelerating the growing trend in the substitution of fixed-line telephone services for mobile telephone services. The current path of innovation is to completely eliminate the difference between on-network and off-network calls, and also the market shift from a voice plan approach to a data-centric plan approach.

On April 2016, TIM adopted a new institutional campaign launched by the Telecom Italia group, featuring the launch of a new logo and a new slogan “Evoluir é fazer diferente” (to evolve is to do things differently). The new slogan represents a new market positioning and points to different form in facing the Company’s relationship with customers. This transformation is part of a path that the Company has taken, which focus on quality and better user experience. TIM’s new positioning seeks to fulfill consumers’ needs by understanding what they value and earn their trust based in three pillars: (i) innovation, which is already in the company's DNA and will continue as a priority, with new plans, offers, partnerships and technologies; (ii) quality, as TIM has worked to become a leader in 4G coverage and maintain strong investments in infrastructure to deliver the best to its customers and be prepared for the future; (iii) user experience, which, in addition to the two other pillars, is important to establish a new relationship with customers and act to give every client the best caring experience, great services and a transparent relationship with the company.

The only Brazilian telecommunications company listed on the Novo Mercado. Since our listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the BM&FBOVESPA. As part of our listing on the Novo Mercado, we are required to adhere to heightened requirements relating to corporate governance and the disclosure of information to the market. As part of our strong commitment to these principles, we made our 2016 financial year financial results meetings available by teleconference, smartphone and tablet in addition to computer. We believe that the listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of the Telecom Italia Group in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index and the BM&FBOVESPA Tag Along Stock Index, comprised of companies that have committed to adopt better co-sale protection to minority shareholders, have actively traded in 30% of the trading sessions and do not constitute a penny stock. In 2016, we were listed for the ninth consecutive year as part of the portfolio of the Corporate Sustainability Index of the BM&FBOVESPA, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In August 2013, we received for the second consecutive time the gold seal of Greenhouse Gas Protocol, the program of the Center for Sustainability Studies of the FGV, which aims to foster corporate responsibility with respect to greenhouse gas emissions.

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

Our Strategy

Our strategy includes:

Our strategic goals can be divided into 4 pillars: infrastructure, offer/commercial approach, customer experience and efficiency. TIM’s infrastructure strategy is to be the leader in 4G technology in order to guarantee our service quality, particularly in mobile broadband. Likewise, we want to eliminate completely our coverage gap in 3G and selectively make use of 4G technology, or to address the residential broadband market with our wireless 4G broadband network. With respect to our offer and commercial approach, TIM aims to remain the market leader in prepaid subscribers while improving our postpaid position with a higher market share in this market. Customer experience is also an important feature of TIM’s strategic path, through the use of new “full digital” platforms and architechture to implement the best client end-to-end multichannel experience. Efficiency for TIM means a “lean company” approach, to capture a results-oriented culture for the company.

Protecting the value of our prepaid customer base and aiming at the growing postpaid segment, shifting focus from absolute market share to share of total revenue, and strengthening our existing customer base. As mentioned above, the Brazilian mobile telecommunications market is facing an overall reduction in the number of prepaid customers, as users which previously held multiple SIM cards are consolidating to one single SIM card due to macroeconomic pressures. In connection with this trend, our strategy is to be chosen as the single SIM provider for the prepaid market by providing offers that are attractive and valuable to customers (such as offering plans with more voice minutes and internet usage) and maintaining our reputation for quality. To support this strategy, we will also implement a new handset strategy and new initiatives in our sales channel model, including a more efficient regional approach.

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

In addition, our strategy also involves positioning TIM as a partner of our existing customer base, by increasing their loyalty by offering exclusive products to existing customers, focusing on value-added services in our offers, and by differentiation in our products and services. Value-added services represent an important part of the TIM strategy, as it is already a relevant market and has high growth rates with the potential to increase revenue streams. Recent value-added services that we have launched include TIM Music, TIM Protect (backup, antivirus, devices insurance) and plans that include unlimited usage of the WhatsApp messaging application. Such services are generally launched through a partnership with an established over the top player. We believe the foregoing strategies will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not significantly increase our operational costs. We are also investing in new channels, to bring new customers to the company and to enhance each customer’s experience. We are constantly seeking new customers through new marketing efforts and promotional initiatives.

Capitalizing on fixed-mobile substitution in voice and traditional services. We seek to capitalize on the existing opportunity of fixed-mobile substitution in voice and data traffic and encourage the use of mobile devices, rather than fixed lines, for long distance communication and Internet. We believe that the main advantage of our product offerings is that our users are able to use our growing mobile network.

In the voice market, this strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed-mobile substitution. We have become the market leader in the long distance telecommunications market based on our market share. Fixed-mobile substitution is still evident in Brazilian market, as fixed telephony operators have experienced a decline in revenues. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not impact our performance and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

As already mentioned, TIM is also targeting the residential broadband market through its 4G mobile broadband network, using WTTx technology, connecting homes to the Internet by using a router that connects to our 4G mobile network. We believe such product can be suitable specially for areas with poor fixed broadband infrastructure as our 4G coverage is growing rapidly.

Providing Internet access to everyone. We intend to provide universal Internet access to all classes, offering our prepaid and postpaid customers competitive data usage plans through wireless handsets or other data devices (e.g. tablets, wearables, etc.). Our focus on increased data usage among our customers is also influenced by our ability to effectively manage our handset and accessories sales, with a primary focus on smartphone models that provide for quality Internet access at a low cost. This approach has allowed us to offer our services at a highly competitive price, offer convenient payment methods, meet market demand and allow for opportunities for innovation. The result of this strategy can be seen in the increase in our number of data users from 50.7% of our customer base in December 2015 to 51.9% of our customer base in December 2016.

Leading mobile internet growth in our sector is a key pillar of our strategy, since we see this as the most important market in terms of growth and size in the foreseeable future. Our marketing efforts have also been designed to stimulate internet usage and leverage our 3G and 4G networks by providing for suitable and affordable postpaid and prepaid internet plans.

Construction of a unique infrastructure network in the Brazilian market and improving our network. We are committed to developing a robust network infrastructure capable of serving our customer base and anticipating new trends and technologies in the industry. The development of this infrastructure requires both organic (planning and infrastructure development projects for the existing network) and inorganic (acquisitions) investments. As part of our strategy to focus our investments in infrastructure, we acquired Intelig in December 2009 (in page to establish our own fiber optic network and develop automation projects and acquired the company formerly known as AES Atimus (later TIM Fiber and now TIM Celular) in 2011 to strengthen and expand our fiber optic network.

In 2016, we carried out this strategy through ongoing investments in projects that will continue to differentiate and strengthen our network, such as the construction of new fiber optic networks in the north and northeast of Brazil. We have expanded our Mobile BroadBand, or MBB, project, which was launched in 2013, to 20 clusters, totaling 268 cities to be covered during 2016 and 2017, providing improved data transmission for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the core and access networks. The cluster concept expands the targeted zones to metropolitan areas of cities that were included in the MBB project in 2015, aiming to provide high quality experience in broadband mobility. The cluster perimeter includes the state capitals and their metropolitan areas, conurbation cities, major coastal cities and main primary access roads. Our commitment to providing improved, high-quality services is further reflected by our R$4.5 billion in investments in 2016, roughly 85% of which were in infrastructure.

Besides improving our core infrastructure, TIM has been rolling out an aggressive plan for 4G coverage, which has placed TIM as the undisputed leader in 4G coverage in Brazil, achieving more than 1,255 cities with such technology in 2016, considerably ahead of its competitors. This positions TIM as having the best coverage and the best mobile broadband technology, creating the possibility of an improved market position, particularly for high end customers. Moreover, TIM has also been investing in 3G technology, achieving nearly 2,800 cities covered in 2016.

Expansion into new businesses and continued strength in recently expanded sectors. TIM Live offers high quality ultra-broadband, with high-speed data connection varying from 35 Mbps until 1 gigabit (1,000 Mbps) downstream and 500 Mbps upstream speeds, operating within Rio de Janeiro, Duque de Caxias, Nova Iguaçu, São João do Meriti and São Paulo.

In 2016, we had a base of 305.8 thousand clients, covering 2.9 million addressable households in 176 neighborhoods in the cities mentioned above. We will continue expanding our coverage in Rio de Janeiro and São Paulo states throughout 2017. Our success with TIM Live has resulted from a strategy of transparent communication and a commitment to deliver the services that the consumer actually purchased, which differentiates us from local market practice. As a consequence, TIM Live continues to lead Netflix’s ranking of best broadband services in Brazil (in terms of Netflix performance on particular internet service providers), has the most satisfied users of the market according to research published by CVA Solutions, and has been listed as the best broadband service by Estado de São Paulo, one of Brazil’s leading newspapers.

Regional Overview

We offer GSM telecommunications services with a national reach to 95% of the urban population, which is one of the most extensive GSM coverage areas in Brazil, with a presence in 3,460 municipalities. We have 2G coverage available to approximately 95% of the urban population, 3G coverage available to almost 89% of the urban population and 4G coverage available to approximately 74% of the urban population of Brazil.

The map below shows our national coverage areas, considering 2G, 3G and 4G coverage:

The following table shows combined information regarding the Brazilian mobile telecommunications market and our customer base, coverage and related matters, at the dates indicated.

	As of or For the Year Ended December 31,
	2016	2015	2014
Brazilian population(1)	206.1	205.2	203.5
Total penetration(2)(3)	118.0%	125.7%	138.0%
Brazilian subscribers	244.0	257.8	280.7
National percentage subscriber growth	(4.0%)	(8.2)%	3.6%
Population we cover(1)(6)	195.8	187.5	185.0
Percentage of urban population we cover(4)(6)	95.3%	94.9%	94.9%
Total number of our subscribers	63.2	66.2	75.7
Our percentage growth in subscribers	(4.5%)	(12.5)%	3.1%
Our percentage of postpaid customers	22.9%	20.5%	16.5%
Our ARPU(5)	18.0	16.7	17.7

(1)	According to the information used by Anatel; (October 2016).

(2)	Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber; (December 2016).

(3)	Based on information published by Anatel and IBGE/IPC Maps; (December 2016).

(4)	Number of people able to access our mobile network, based on Anatel’s coverage criteria; (November 2016).

(5)	Average monthly revenue earned per TIM subscriber; (December 2016).

(6)	Internal estimate.

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

Within the consumer business, our main plans include:

Prepaid Plans

•	Infinity: under this prepaid plan, the customer is charged per day of use, with daily prices for various services (R$0.99 voice unlimited / R$0.99 Data 50MB / R$0.99 SMS unlimited), per service (day of use) and no charge on any day when not used;

•	TIM PRE: new offerings launched in the first half of 2016, which includes weekly data package (250MB / 500MB / 1GB), unlimited SMS, an amount of minutes that can be used for local and long distance, both in-network and out-of-network calls (Free on net / 100 off net / 400 off net) and OTT service (WhatsApp / TIMmusic by Deezer). The customer is automatically charged on a weekly basis, as long as there is enough balance available. A monthly data package offerings was also launched with OTT services (TIMmusic by Deezer)

•	TIM Beta: plan marketed to young customers, charged per day for voice (to TIM numbers), SMS and mobile Internet services or weekly and monthly service bundles. The plan works with a referral mechanism. A new member can join only if referred to by existing members.

As a complementary offering to our prepaid plans, we also established new terms of usage of data package for our daily offers, wherein data is not interrupted but speed is reduced.

Post-Paid Plans

•	Liberty Express: for a monthly flat fee paid by credit card, the user gets a package of services that covers the average postpaid customer’s needs. Such services include unlimited in-network calls to TIM numbers (local and long distance), unlimited SMS, and a set number of out-of-network voice minutes combined with a set package of data. The voice and data package combinations under the Liberty Express plan include 40 minutes for local distance and 2GB of Internet for R$74.90 per month or 120 minutes for local distance and 4GB R$124,90 per month.

•	TIM POS: Plan which includes a monthly 1000-minute package that can be used for local and long distance (in-network and out-of-network calls), unlimited SMS and a choice of data package ranging from 2GB to 20GB. In this offer, domestic roaming is included free of charge.

Controle Plans

•	TIM Controle and TIM Controle Express: Plan which includes a monthly 500-minute package that can be used for local and long distance (in-network and out-of-network calls), unlimited SMS and a 1.5GB of data. In this offer, domestic roaming is included free of charge. TIM Controle also allow customers to access WhatsApp free of data charges (offer does not include VOIP calls).

•	TIM Controle Light and TIM Controle Light Express: new plan launched in October 2016 with a lower price than TIM Controle, which includes unlimited voice monthly package with any number on the TIM network, 25-minute package that can be used for local distance calls with numbers of others mobile operators, and 1GB of data.

Once customers of control plans have reached the limit of their data plan, the data transmission is no longer available and the user has two options: (i) to repurchase a data package or (ii) to wait for the next data period to commence, which varies by plan, at which point his data availability and usage limit are renewed in full. Postpaid customers can also purchase a data package to navigate in full speed but the usage is not blocked when he reaches the limit of his data package.

Corporate Plans

In 2016, we continued to improve our positioning towards the large companies as potential clients, offering a variety of corporate solutions for mobile or fixed services (both voice and data), as well as value-added services and mobile-to-mobile services. The approach for these top clients are driven by customized solutions and a premium customer service focus.

In line with the strategy started at the end of 2015, we have kept business deals attractive to our target customers, such as the “Small and Medium Enterprises” (Pequenas e Médias Empresas), or PME, customer group. We guaranteed “Minutes and lots of internet, for all providers and anywhere in Brazil.” In line with this strategy, we focused on the main benefits of offers such as: “TIM Empresa Tarifa Flat 1000 minutes + 3GB.” This plan includes 1,000 minute package to call all providers, local and/or national long distance, plus 3GB of internet data, 800 SMS and unlimited local Calls to the enterprise’s TIM numbers for only $ 99.90 monthly. There were also 6GB and 10GB options, respectively at R$ 129.90 and R$ 144.90, monthly. TIM Empresa Tarifa Flat plans represent a major innovation in the Brazilian market because it significantly reduced the bill shock risk to our clients

We have also continued to offer Liberty Empresa, which provides unlimited in-network calls to TIM local and long-distance numbers within Brazil, unlimited talk to any radio user via through the Liberty Empresa Rádios option, as well as various package options for voice minutes for calls to other operators. This plan has a greater importance in areas where TIM has a high market share due to the “community effect.” Therefore, we continuing promoting offers in connection with the Liberty Empresa plan, such as “Fale Mais Navegue Mais”, encouraging our potential customers to customize their mobile plans by offering 12 combinations of local minutes plus data, for competitive prices. Starting at R$69,90 monthly, clients pick Liberty Empresa 200 or 400 local minute package to call other providers (unlimited calls to TIM numbers anywhere in Brazil are included) and choose from 1GB, 3GB, 6GB or 10GB internet. We have also maintained the entry offerings of our portfolio: “Liberty zero” without an unlimited voice package and “Liberty 50” to remain competitive.

To meet the market demand, we had major launches in 2016:

•	For better control and optimization of customer usage, we released a shared minutes package called “Pacote de Minutos Compartilhado Flat” in May. This package offers local and long distance shared minutes for the same rate. The shared minutes packages vary from 600 to 100,000 minutes. Thus, our portfolio is more competitive and complete. We had already released the Pacote de Minutos Compartilhados Liberty” before, in August 2015.

•	We also launched the plug-in “Liberty Plus” in May. Liberty Plus provides unlimited in-network calls to TIM local and long-distance numbers within Brazil. This plug-in can be added to Tarifa Flat offers. The plug-in costs R$9.90 per month. Hence, the customers have local and national long distance calls at the same flat rate to all telecommunication providers and have unlimited in-network to TIM numbers.

•	Launch of “Tarifa Flat” for 500 minutes local and national long distance calls.

•	Launch of the option: “Tarifa Flat” without voice package minutes, which provide only local in-network calls and 100MB of data, to meet market needs. This product has made us more competitive in the corporate market, especially for larger deals. It costs R$24.90/monthly. We also launched different levels of discounts as per the number of accesses contracted. The objective was to make our plans more flexible by offering the “Tarifa Flat” without an individual package of minutes together with the shared voice minutes package “Pacote de Minutos Compartilhado Flat.” In November, we launched a larger variety of data packages for mobile use in our portfolio: 2GB, 4GB, 6GB.

A main focus during recent years has been to improve the plans based upon specific needs demonstrated to us. In 2014, for example, we introduced loyalty clauses into new 24-month contracts, with the goal of strengthening customer loyalty. These loyalty-based contracts are available with all renewed corporate customer plans.

The following presents a brief summary of certain key elements of our Internet corporate offerings:

•	Liberty Web Empresa 1GB, 3GB and 10GB: post-paid plans that offer Internet access through modems and tablets, with possibility of repurchasing. This data plan and its packages are no longer offered as our main internet option, as it was replaced for the new Liberty Web Empresa Multi portfolio, and is available for customized orders, only.

•	Liberty Web Smart: plan that offers Internet access for a fixed monthly flat fee only if the customer uses the service during the billing month, with possibility of repurchasing.

•	Liberty Web 20MB, 50MB, 100MB, 300MB, 600MB, 1GB and 3GB: the first option (20MB) is offered free of charge to our new clients and is automatically included in voice plans that have no data package; from the 50MB data package onwards, data packages are charged at fixed prices of R$9.90, R$14.90, R$21.90, R$29.90, R$34.90 and R$49.90 per month, respectively, for mobile phone Internet access, with possibility of repurchasing. These packages provide new service options for certain users without Internet to complete their service portfolio and provide new pricing options for heavy users of data.

•	Liberty Torpedo: plan that offers unlimited SMS to any operator at a fixed monthly rate, only payable in the month used.

We also provide flexibility for our Senior Account Channel, allowing negotiations with a high level of discounts.

Value-Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2016 was no exception. We offer, directly or through agreements entered into with third parties, value-added services, including short message services or text messaging, multimedia messaging services, push-mail, video call, WAP downloads, web browsing, business data solutions, mobile-learning services with TIM “Educação”, wellness services with TIM “Bem Estar”, songs with TIM Music, ringbacktones with TIM “Som de Chamada”, applications with TIM Apps Club, voicemail, conference calling, chats and other content to our postpaid and prepaid customers. Under various postpaid mobile plans some value-added services are included in the monthly subscription charge at a specified level of usage.

The following is a brief summary of our principal value-added service offerings to consumers and corporate customer groups:

•	TIM Protect Portfolio: a range of services designed to increase the security of our customer’s devices and personal information. The main services are:

•	TIM Protect Segurança: security solution to protect customer’s PCs, Macs and Android smartphones and tablets with award-winning technologies from Kaspersky Lab. Protection against all new and emerging Internet threats; premium anti-theft/loss protection for Android devices; helps bank, shop and pay online safely

•	TIM Protect Backup: white-label personal cloud solution provided by Funambol. This multi-platform solution supports all types of devices by allowing the storage and synchronization of subscribers’ data (photos, videos, files, etc.)

•	TIM Protect Contacts Backup: provides customer’s phonebook storage and synchronization including SIM-based contacts on feature phones thanks to Gemalto’s SIM cloud backup solution.

•	TIM Gourmet: provides a full range of gastronomy services, including a restaurants and events guide, a delivery service (in partnership with ifood.com) and recipes from Chef Claude Troisgros.

•	TIM Music: a music platform for all devices, which includes:

•	TIM Music by Deezer: in partnership with Deezer, TIM Music by Deezer is a service of streaming music which includes offline mode always available through the TIM Music by Deezer application.

•	TIM “Som de Chamada”: a ringbacktone service in partnership with Armotech. Through TIM “Som de Chamada” the customer can choose a song that callers will hear when they call the customer’s TIM number.

•	TIM Music Store: A music store for mp3 music and ringtones. Specially for features or low end phones.

•	TIM “Educação”: a multi-platform umbrella of learning services, which uses SMS, WAP, Internet, applications and interactive voice response, or IVR. Specific services include:

•	TIM Wizard Inglês: an English course in partnership with Wizard, the biggest Brazilian English course franchise, which teaches English using its methodology.

•	TIM Espanhol: a basic Spanish course.

•	TIM Descomplica ENEM: a mobile course in partnership with Descomplica that permits users to prepare for the ENEM and Vestibular, Brazilian college entrance exams.

•	TIM Português: Portuguese tips with Sergio Nogueira, a Brazilian famous Portuguese teacher.

•	TIM “Bem Estar”: a multi-platform umbrella of wellness services, which uses SMS, WAP, Internet, applications and IVR. A prominent feature of this value-added service are “Daily Tips” endorsed by Brazilian personalities, including “TIM Saúde” (health tips with Drauzio Varella), “TIM Boa Forma”

(fitness tips with Solange Frazão), “TIM Receitas” (food recipes tips with Edu Guedes) and “TIM Estilo” (style tips with Gloria Kallil).

•	TIM Apps Club: an innovative and signature applications service, wherein the user pays a small monthly fee and receives access to hundreds of the best Android applications without additional cost.

•	TIM Radar: a tracking services for all a company’s devices which also permits the company to send unlimited SMS to employees to provide them with instructions, directions and other relevant messages. TIM Radar will, among others, help companies improve their deliveries and pick-ups.

•	InfoTIM: a corporate SMS service, which allows corporate clients to send and receive SMS to their customer base through the TIM VAS Platform. InfoTIM is an Application to Peer, or A2P, service.

•	Gestor Web: a control tool that enables our corporate clients to manage and control the voice access use of their employees through an exclusive area of the TIM website.

•	TIM Banca Virtual: a digital information service that provides the main magazines in the country (such as Veja, Exame, Superinteressante, Fitness, VIP and Capricho) for our clients to access when, where and how they want. The disclosed contents can be viewed through a portal or via an application that is available for the operating systems Android and IOS, through smartphone, tablet or computer. The main distinguishing feature of the “TIM Banca Virtual” is the user’s reading experience, and goes beyond simple transcription of physical searches to digital format and brings elements such as sound, video and interactivity. The model is already used by Editora Abril in their digital content but is the first of its kind for Brazilian telecommunications carriers.

•	TIM Clube de Descontos: a weekly subscription service that provides discounts online and offline for the main stores from all over the country.

•	TIM Viagens: an innovative service that provides, through an application, information, tips, prices, hotels, car and flight offers using a partnership with Booking.com and Decolar.com.

•	TIM Finanças: an application that gives the user the knowledge of how to control expenditures, how to save money and also provides a tool that helps to put in practice all the content.

•	TIM Empregos: an innovative service that provides, through an application, information on open jobs in a city of choice within certain departments and job roles. “TIM Empregos” is a partnership with Vagas.com.

•	TIM Kids Criar and TIM Kids Brincar: an innovative platform focused on children from 0 to 10 years with videos, music, interactive games, and educational activities.

•	TIM Gravidez: a platform providing all information that an expectant family needs to have before and after having a baby. An innovative feature of this service is that mothers and fathers receive different content showing each point of view.

•	TIM Espaço Mulher: a multiplatform service focused on women of all ages with the newest content and tips relating to, among others, eating, relationship, family and fitness.

•	TIM Audiobook: an innovative service that permits the user to buy and listen to audiobooks direct from the user’s phone and without internet.

•	EI Plus: a subscription service costing R$4.99 per week, where TIM users can watch live content from Esporte Interativo’s channels (including, for example, UEFA Champions League matches, Brazilian C and D Division soccer tournaments, NFL games, MMA tournaments) by means of an iOS, Android and Windows Phone application and website.

•	TIM Games Club: an innovative subscription games applications service, wherein the user pays a small fee and receives access to hundreds of the best game applications without additional cost.

We offer data services which support our value-added services across every technology currently available on our network, starting from GPRS/EDGE capability using the GSM network, followed by 3G/ High Speed Packet Access, or HSPA capability, using 3G infrastructure, and, since 2013, also through the 4G layer, which is fully dedicated to data services. Also, in 2013, we launched the MBB program, which combines high capacity backhaul with advanced features of HSPA, such as HSPA+ and Dual Carrier, reaching up to 42Mbps per cell. By December 2016, our 4G data transmission technology, Long Term Evolution, or LTE, at the 2.5GHz and 1800MHz spectrum, was available in 1,255 cities (representing 74% of urban population). LTE allows the user to access the Internet at very high data speeds. The 2.5GHz LTE network layer is built under an innovative RAN sharing deal with another two Brazilian mobile operators, which establishes that each operator is responsible to cover part of the Brazil with LTE network (see “Item 4. Information on the Company—B. Business Overview—Site-Sharing and Other Agreements”). This agreement brings significant savings in LTE construction and operation for both companies while keeping subscribers and services completely separate.

Some changes in our business model for value-added services, such as new pricing and implementation strategies, were instrumental in increasing our profits and those of our partners. Value-added services represented 35.0% of our mobile services gross revenues in 2016, 35.0% of our mobile services gross revenues in 2015, 28.0% of our mobile services gross revenues in 2014, 22.3% of our mobile services gross revenues in 2013. We continued to experience growth in usage of these services in 2016, as illustrated by revenue growth from value-added services of 24.0% compared to 2015.

Financial and Other Services

Financial Services

In May 2013, the Government enacted Provisional Measure No. 615, which was passed as Law No. 12,865 in October 2013, which provides that telecommunications operators may offer mobile payment services.

From 2013, we have strengthened our activities in the financial service field through the development of partnerships and products for mobile banking, insurance, mobile payment, and “mobile money”, all of which strengthen our core business and provide additional sources of revenue generation. We have entered into financial services pilot projects in partnership with various financial institutions, including testing of Near Field Communication, or NFC, technologies in partnership with Mastercard, RedeCard and Gemalto and “mobile money” payments via mobile phones with Caixa Econômica Federal and MasterCard.

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

Micro Rewards Platform - Telecom Bonus

As another source of new revenue, TIM partnered in 2014 with MinuTrade to participate in “Micro Rewards” platform. The Micro Rewards platform integrates TIM’s systems with many different partner companies in order to provide to our common customers certain bonuses or credits towards TIM purchases, or Telecom Bonuses. For example, in the Brazilian bank market is common to charge customers a monthly fee for account maintenance. In exchange for the monthly fee payment, participating banks reward the customers with a Telecom Bonus which can be used for in-network calls, long-distance calls, SMS and daily data packages. Our new revenue comes from selling the wholesale value of the Telecom Bonus to the banks and other partner companies. MinuTrade receives a commission for use of the “Micro Rewards” platform.

TIM Itaucard

The TIM Itaucard is our first payment product, a co-branded credit card in partnership with Itaú, which brings us an unprecedented relationship program based on Itaú’s benefits platform. During 2016, our target was penetrate the use of offer to bring to our clients convenience in payment solution. TIM Itaucard allows the Company to develop a deeper, more loyal client relationship and provides increased revenues.

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

Revenues

Our total gross operating revenue by category of activity for each of the last three years is set forth below.

	Year ended December 31,
	2016	2015 (Revised) (1)	2014 (Revised) (1)
	(in millions of R$)
Category of Activity
Service revenue	21,367.8	23,124.6	24,537.6
Goods sold	1,377.8	2,646.9	4,471.3
Gross operating revenue	22,745.6	25,771.5	29,008.9

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”

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

In conjunction with the approval of the PGMC, Anatel classified the four main national PCS providers as having significant market power in the national roaming market. As a result of such classification, TIM Celular, Claro, Vivo and Oi are required to submit reference offers at least every six months for Anatel’s approval and must offer roaming services to other mobile providers without significant market power at the approved rates. As mentioned above, PGMC is currently under review by Anatel and as a result of such process the agency may eliminate or create new relevant markets, as well as modify our classification as having significant market in the applicable relevant markets.

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

We have entered into interconnection agreements with all the telecommunications service providers operating in Brazil, which include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.” The interconnection fees we were permitted to charge other mobile telecommunications providers, and which other mobile telecommunications providers charge us, have in the past frequently been adjusted by inflation.

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. With the adoption of the cost modeling methods, VU-M declined, and is expected to keep declining, approximately, as follows: Region I: 40-45% in the first year, 47% in the subsequent years; Region II – 35% in the first year, 48% in the subsequent years; and Region III: 24-30% in the first year, 39% in the subsequent years.

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

In addition to the VU-M reduction, Anatel established a Bill & Keep, or B&K, rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20% as established by Resolution 600. On February 12, 2015, Anatel approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was object of a judicial suit (on going), in order to suspend its effects. After 2019, the VU-M will be charged by the significant market power whenever their network is used to originate or to finish a call. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution 600, which currently remains ongoing.

As mentioned above, PGMC is currently under review by Anatel and as a result of such process, the agency may eliminate or create new relevant markets, as well as modify our classification as having significant market in the applicable relevant markets.

We are currently reevaluating our strategy due to new commercial conditions. In any case, it is likely that we will remain subject to some form of systematic rate regulation as a result of our classification as having significant market power.

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

Sales of Mobile Handsets

We offer a diverse portfolio of 25 to 30 handset models from several manufacturers, including Apple, Samsung, LG, Alcatel, Positivo and Motorola, for sale through our dealer network, which includes our own stores, exclusive franchises and authorized dealers. We are focused on offering an array of handsets, including essential and smartphones such as the iPhone and Samsung Galaxy devices with enhanced functionality for value-added services, mainly 4G equipment that provides Dual SIM, NFC, Wi-Fi, Internet, Bluetooth and camera functionalities, while practicing a policy of increasing 4G smartphone penetration, focusing on high quality 4G smartphones to enhance the customer experience. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. In 2017, TIM increased its focus on the postpaid segment, offering these customers subsidized high-level 4G smartphones. As the average sales price is growing in the Brazilian market, TIM introduced “TIM Next”, a program intended to make the premium devices more affordable to the end user by giving them the option to re-sell their own devices for an amount that can be discounted from the cost of the new device. Currently, we believe that supplies of mobile handsets are sufficient to satisfy demand, but also plan to expand our mobile handset portfolio to new devices focused on the connectivity experience, such as routers and other web devices.

Co-Billing Services

Co-billing occurs when we bill our customers on behalf of another long distance service provider for services rendered to our customer by that carrier. Beginning July 2003, we started providing co-billing services to other telecommunication service providers operating in Brazil. The rates of such services are being negotiated under the supervision of Anatel.

Sales and Marketing

Our recent sales and marketing strategy has been characterized by:

•	an innovative and changing portfolio of offerings to appeal to the increasingly connected and cost-sensitive Brazilian customer. We have increased our data package offerings and included applications to enhance the customer experience (such as an instant messaging application). In addition we allow the customer to continue browsing even after the end of their data package, providing them the option to continue to use data at reduced speed;

•	an evolution of our postpaid plans, within which we are pursuing a number of strategies, including: (i) a review of our offers in order to stimulate the sales of postpaid plans,with discounts in services and handsets, according to the commitment of the customers; (ii) add value, including VAS services as part of our plans, without extra charges; (iii) creating new markets for postpaid plans, according to our customers’ usage profile; and (iv) creating new opportunities for transitioning the higher spending prepaid customers to postpaid (for example, through our new Controle plans for intensive data users);

•	launch of new TIM Beta offers to develop brand loyalty as well as profitability and improve customer satisfaction. New offers are charged per week or per month and deliver a higher data package for users who achieve high scores in the gamification, which consists of the use of games dynamics to give rewards to customers, and that is exclusive to Beta users; and

•	a restructuring of our corporate business, targeting the growth of the overall sales force in order to boost mobile sales and provide a convergent approach on selected markets and areas. This strategy will continue in order to meet customer needs and achieve alignment with industry demands.

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

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In September 2014, we invested approximately R$2.85 billion to acquire bandwidth in the 700 MHz range, aligned with our strategy of expanding our broadband and 4G service across Brazil. We began providing our services in the 700MHz range in 2016 (Rio Verde, in the state of Goiás and Fernando de Noronha, and in the state of Pernambuco), and will expand such services, depending on the progression of spectrum clean-up required of the winning bidders for the spectrum (see “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”). In December 2015, Anatel auctioned left over radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, which had originally been auctioned in 2012. This particular band spectrum provides for 4G mobile services. We were classified as the first ranked bidder in the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids which totaled R$57.5 million. The corresponding authorization terms were signed in July, 2016. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.”

RF authorizations are generally valid for a period of 15 years and renewable for 15 more years (with exceptions such as the LTE “P” band, for which the authorization period is less than 15 years), and our current authorizations will start expiring in April 2023, starting with our 3G RF authorization.

These investments allowed us to reach, by the end of 2016, the milestone of 1,255 cities with 4G coverage, or 74% of the country’s urban population. We are thus the undisputed leader in 4G coverage in Brazil among mobile telecommunications providers, both by number of cities served and percentage of population covered. A major portion of the Company’s capital expenditures between 2017 and 2019 will be dedicated to further investment in 4G networks.

We consider the purchase of any frequency made available by Anatel for the provision of mobile services as a priority, since having available frequency is core to our business. In 2016, we made R$4.5 billion, or 84.5% of our capital expenditures (excluding licenses) in investments to improve our network infrastructure, primarily in 4G and 3G deployment, expansion and capacity enhancement of optical transport networks, quality maintenance and enabling of fiber-to-the-site and MBB programs.

Our wireless network has both centralized and distributed functions, and mainly includes transmission equipment, consisting primarily of 12,902 BTS in our GSM network, 14,459 NodeBs (which provide connection between mobile phones and the network) for the 3G layer and 11,645 eNodeBs for 4G network as of December 2016, hardware equipment and software installation and upgrades. The network is connected primarily by IP radio links and/or optical fiber transmission systems distributed nationwide. Only a few radiobase stations remain connected by leased lines. Nokia Siemens Networks, Ericsson and Huawei are our main suppliers for GSM and 3G equipment.

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

Another priority is developing our national network. In December 2016 as compared with the December 2015, we increased by 9.3% the quantity of sites connected by optical fiber, contributing to a 47.1% increase in data carried on our network during 2015. The results are consistent with Anatel’s network quality requirements, and with

TIM retaining its solid performance in 2016. Since national coverage and quality of service has improved substantially over the last few years, Anatel has shifted its focus in 2016. Anatel is now concentrating its efforts on smaller geographic areas, particularly in those areas where service is till considered poor. Anatel’s prior focus was on service quality from a broader state-oriented perspective rather than this local perspective.

In accordance with Anatel’s directions more toward monitoring and evaluation of quality in more specific geographic areas, we will begin to disclose our quality indicators based on the number of cities – rather than states – within Anatel’s targets. Such indicators are expected to be more accurate and better reflect the customer’s experience.

Considering the official data released by Anatel through August 2016 and internal estimates from September and October 2016, TIM demonstrated solid improvements in Anatel’s voice quality metrics. TIM has also been able to sustain its positive results in data indicators (3G/4G), particularly in 4G, demonstrating that we are the national leader in coverage by number of cities.

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

Finally, the AES Atimus Acquisition and consequent creation of TIM Fiber (now TIM Celular) has improved our optical fiber (or fiber optic) network presence in the metropolitan regions of Rio de Janeiro and São Paulo. Our optical fiber network has a unique capacity to offer high quality ultra-broadband service, available through our TIM Live service.

As of December 31, 2016, our optical fiber infrastructure is highlighted by the following characteristics:

•	the presence of TIM Fiber (now TIM Celular) services in 176 neighborhoods in the metropolitan regions of Rio de Janeiro and São Paulo, with continued expansion in Rio de Janeiro and São Paulo, where our TIM Live service is available;

•	the presence of fiber optic networks in 5 cities; and

•	an extensive wide area network covering more than 2.1 million households by address and approximately 3,000 Multi-service access nodes or MSANs, which is a network element that provides connection with the core network.

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

In November 2012, we executed a memorandum of understanding, or MoU, aimed at negotiating the joint use of LTE network (4G technology) under a RAN sharing model pursuant to which Oi will invest in (and provide TIM with access to) infrastructure in certain cities, while TIM Celular will invest in (and provide Oi with access to) infrastructure in other cities. On March 28, 2013, CADE approved the MoU without any restrictions. On April 18, 2013, Anatel also approved the MoU. In late 2013, TIM Celular and Oi negotiated the extension of the MoU to additional cities, including adding training centers, and the revision of certain obligations of each party under the MoU. CADE fully approved the inclusion of new territories and governance structure on November 19, 2013, which completed all regulatory steps necessary for approval.

In April 2014, TIM Celular and Oi filed with CADE and Anatel an MoU aimed at negotiating the joint construction, implementation and reciprocal assignment of elements of their respective network infrastructure for GSM (2G) and UMTS (3G). On April 25, 2014, during a meeting with TIM Celular and Oi, Anatel requested additional information, including the final draft of the agreement to be executed by the parties. On May 6, 2014, CADE requested additional information about the transaction. On December 30, 2014, TIM and Oi provided additional information and clarification before CADE and Anatel, as requested by the respective authorities. On January 29, 2015, CADE approved the transaction without restrictions and on March 16, 2015, Anatel approved the transaction without restrictions.

In June 2015, we executed an MoU aimed at negotiating the joint use of LTE network (4G technology) under a RAN sharing model (MOCN) pursuant to which Vivo, Oi and TIM will invest proportionally (2 Vivo, 1 Oi and 1 TIM) in sites in certain cities based on their coverage obligations. On December 14, 2015, CADE approved the operation without any restrictions. On December 21, 2015, Anatel also approved the operation based upon MOCN spectrum sharing among only the 3 operators. At the beginning of 2016, however, Anatel required that the parties include new clauses in the contract permitting a new additional operator be added. This contract covers 32 cities in 2015, 150 cities in 2016 and will cover 252 cities in 2017.

In October 2015, TIM Celular, Vivo, Claro and Oi filed with CADE a Term of Commitment aimed at negotiating the joint hiring of one or more companies to carry out the construction, installation and assignment of infrastructure in indoor sites in several locations in Brazil. On December 21, 2015, CADE approved the transaction without restrictions.

In November 2015, TIM Celular, Intelig and Vivo filed with CADE and Anatel a Contract aimed at negotiating the joint use of UMTS network (3G technology) under a RAN sharing model (MOCN) in certain cities based on their rural coverage obligations. On December 16, 2015, CADE approved the operation without any restrictions and on August 19, 2016, Anatel approved the transaction without restrictions.

Customer Service

In order to serve our customer base, over 63 million customers, we aligned the insourced/outsourced ratio of our internally managed customer service operations to our outsourced customer service operation to the best practices of Brazilian telecommunications business. We operate through 13 customer care centers, two of our own and eleven outsourced, comprising around 16,300 customer service representatives (of which 2,800 are the purpose of offering dedicated to provide the best options in terms of offers and services to our multi-customer base). Our high value customer service and core processes are maintained within our internal customer care centers.

In 2016, TIM defined its new strategy plans based on four pillars, one of which is “Customer Experience”, with the challenge to offer a better, end-to-end, customer centric model, in an omni channel approach, tuned to global market trends. Since then, we have created initiatives to bring about transformations in culture and processes, because – more than just a concept – Customer Experience is a practice in which the goal is to place the customer at the very heart of organizational efforts.

The first step towards our goal was to assess our customer journeys and customer relationship growth, and create a “Customer Experience” team within the TIM organization to focus on the “Customer Experience”. The team is divided in three fundamental projects: design, execution and monitoring.

The goal of the design team is to develop a customer-centric approach to core processes and competencies, through the creation and revision of policies, normative documents and indicators that allow customer necessities to be in line with the business model evolution.

The execution front is responsible for leading multidisciplinary teams that act in coordination with TIM’s business units to improve customer experience by preventing gaps in launching new products and offers and to solve problems already detected by customer research. The focus is to transform known problems into action plans and to identify new ones through established key performance indicators, or KPIs.

The monitoring team consolidates KPIs that reflect customer problems, necessities, and perceptions. The goal is to direct the analytics efforts towards a more predictive implementation, allowing decision makers to act before problems have an impact in customer satisfaction.

Moreover, we have contributed maximizing customer satisfaction through continuous improvements in our processes and systems. In order to improve our customer experience through digital channels and to provide greater convenience and autonomy, we have developed new self-service applications for iOS and Android, letting our customers track their in real time usage, costs and payment as well as manage their services and accounts. We maintained our efforts in workforce training, updating procedures focused on meeting customer demands, and developing programs to encourage attendance.

We further improved our electronic customer service menu (URA) performance by offering new customer-oriented options and introducing natural language interactive voice response.

Our portal *144# uses Unstructured Supplementary Service Data, or USSD, a technology to allow the activation of services from the mobile device itself.

We completed the migration of pre and postpaid back office services (front end was implemented in 2015) to the Siebel customer relationship management, or CRM, system, and will continue the migration to the systems replacement for corporate customers as well.

We also implemented a new approach to customer service infrastructure monitoring by introducing a new business support system performance indicator and service level by business process in order to monitor and guarantee the designed Customer Experience.

Billing and Collection

Our company-wide, integrated billing and collection systems are provided by a third-party vendor. These systems have four main functions:

•	customer registration;

•	customer information management;

•	accounts receivable management; and

•	billing and collection.

These billing systems give us significant flexibility in developing service plans and billing options.

Certain aspects of billing customers in Brazil are regulated by Anatel. For mobile and fixed telephones, currently if a customer’s payment is more than 15 days overdue, we can suspend the customer’s ability to make outgoing calls if preceded by a notification. If the payment is 45 days overdue, we can suspend the customer’s ability to receive incoming calls, also if preceded by a notification. For residential broadband, currently if a customer’s payment is more than 15 days overdue, we can reduce the speed of the customer’s broadband access and if the payment is 45 days overdue, we can suspend the customer’s broadband access. After 90 days from the customer’s payment due date, we generally discontinue service entirely, with a notification to the customer. Discontinuation of service is sometimes delayed, however, between 120 and 180 days after the due date for valued customers. The rules of suspension and discontinuation of fixed and residential broadband service are the same as those applied for the mobile service.

In March 2014, Anatel approved a single regulation for the telecommunications sector, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers.

In order to avoid delinquency and discontinuation of service, however, we have invested in CRM models to identify customers with higher propensity to early delinquency, or when a postpaid customer does not pay the first or second invoice, and also reinforced credit history checks for our customers prior to service activation. As a result, our bad debt remained flat throughout 2016. Our “Plano Express” has also proved to be an important tool to prevent early delinquency, since the payments are made by credit card.

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

Fraud Detection and Prevention

“Subscription fraud,” which consists of using identification documents of another individual to obtain mobile services, is the main fraud relating to mobile, fixed and long distance service. We are focused on implementing prevention measures in our points of sales to avoid such subscription fraud. Examples of prevention measures include digital authentication for our sales front end system, a strong training program, maintaining a blacklist of offenders to prevent fraud, analysis of the documentation presented and monitoring and identification of point of sale. We also work to detect and prevent fraud by frequently improving and updating our traffic behavior monitoring and subscriber data.

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

Other Competition

We also compete with fixed line telephone service providers. The fixed line incumbent providers in Brazil (Oi, Telefónica and Embratel Participações S.A. (owned by America Movil), as well as Algar Telecom, which is a regional incumbent) and some relevant players (GVT S.A., acquired by Telefónica, and Net Serviços de Comunicação S.A., owned by America Movil) offer packages of services including voice (both fixed line and mobile), broadband and cable TV services in a bundled offer. Fixed line providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers. Our acquisition of Intelig and AES Atimus broadened our participation in the fixed telecommunication sector.

We also compete in the corporate telephony business with Nextel, which acts both as a digital trunking (based on push-to-talk technology), or SME, provider as well as a regular mobile, or SMP, provider, using 3G and 4G technology in some regions. SME providers operate under rules similar to the rules applicable to mobile telecommunications service providers, though trunking operators are not permitted to offer their services to individuals. Nextel has provided trunking services in Brazil since 2001 and, since 2013, after winning a bid for UMTS frequencies mobile telecommunications services held by Anatel. Nextel became the fifth mobile telecommunications competitor, but its network deployment was focused mainly in the states of São Paulo and Rio de Janeiro. Later, in 2014, Nextel also entered into a national roaming agreement with Telefónica, whereby Nextel personal mobile service, or SMP, customers can use Telefónica mobile 2G and 3G network in regions where Nextel does not have coverage. In June 2016, CADE approved the RAN sharing agreement between Nextel and Vivo, which only includes 1.9 and 2.1 MHz frequencies (3G). This deal is complementary to the roaming agreement that Nextel had previously arranged with Vivo. Nextel is in a continuous migration process of its customer base from SME to SMP techonology. More than 74% Nextel’s customer base is already in SMP.

On February 9, 2015, Anatel approved, by means of Resolution No. 647/2015, the adjustment of SME licenses into PCS licenses, although charges may apply to operators in connection with such adjustment. In December 2015, Nextel won the auction for the 30 Mhz band in the 1,800 Mhz spectrum in São Paulo with an offer of R$455 million. Nextel will use this spectrum to offer SMP services in a movement of transition from an SME operator to an SMP operator. Nextel has opted to have Anatel adjust its SME licenses into PCS licenses and the process is ongoing.

Our Operational Contractual Obligations

For more information on our material contractual obligations, see “Item 10. Additional Information—C. Material Contracts.”

Interconnection and Other Agreements

We have entered into interconnection agreements with most of the telecommunications service providers operating in Brazil. The terms of our interconnection agreements include provisions specifying the number of interconnection points, the method by which signals must be received and transmitted, and the costs and fees for interconnection services. Due to our migration to PCS, we have adapted our interconnection to conform to the PCS rules and submitted these revised contracts to Anatel. Nevertheless, even in the absence of approval by Anatel, the parties to these interconnection agreements are obligated to offer interconnection services to each other. See “—Interconnection Regulation.” Anatel is currently reviewing the interconnection regulation and as a result of such process we may have to changes our current practices regarding interconnection agreements.

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

International Roaming Agreements

We have international roaming agreements available in approximately 205 different countries on approximately 450 networks. These agreements include at a minimum voice service, and may be enhanced based on the technology available on the visiting network and can include SMS, multimedia messaging service, or MMS, GPRS, EDGE, 3G and 4G. Our international roaming agreements have steadily expanded in recent years. By the end of 2016, we expanded our data coverage to 153 additional countries, and among them 30 have 4G service.

We were also the first Brazilian mobile operator to launch a user-friendly international roaming plan, charging per day of usage. In 2013, we expanded our coverage to prepaid customers and developed a different option for the Liberty Express plan. In October 2015, the Liberty Passport offering was redesigned to offer increased data to customers in key destinations, with the goal of creating a better overall user experience for our customers in general. Moreover, focusing on a key portion of TIM customers, the offering was made available in the United States at a rate of R$9.90 per day of use. As of December 2016, international roaming is available to customers on our Prepaid, Controle and Liberty plans.

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

In accordance with our Code of Ethics, we seek to comply with all applicable laws. The Code of Ethics is available on our website: www.tim.com.br/ir.

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

Telecom Italia informs us that the activities, transactions or dealings each company had in the year ended December 31, 2016 that, to its knowledge, relate in any way to Iran are (1) Roaming Agreements, which allow its mobile customers to use their mobile devices on a network outside of their home network, or Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic to Iran through non-Iranian carriers, or International Carrier Agreements, and (3) other commercial communications agreements of a de minimis value.

Telecom Italia

Telecom Italia informs us that the only activities that Telecom Italia had in the year ended December 31, 2016 that, to its knowledge, relate in any way to Iran are:

•	Roaming Agreements with the following Iran mobile phone operators: KFZO – TKC (former Payam Kish), Gostaresh Ertebatat Taliya PJS (former Taliya), Rightel Communication, Irancell (MTN), Mobile Company of Iran (MCI) and Kish Cell Parts Co.;

•	International Carrier Agreements between its subsidiary Telecom Italia Sparkle S.p.A., or TI Sparkle, directly and through its subsidiaries, with Telecommunication Company of Iran (TCI); and

•	Telecom Italia has entered into certain agreements for the provision of telecommunication services (marine radio traffic) with Telecommunication Company of Iran (TCI) for services to Islamic Republic of Iran Shipping Lines.

Roaming Agreements

The Telecom Italia Group operates one of the largest mobile networks in Italy. Through its foreign subsidiaries, Telecom Italia also has large mobile operations in Brazil (TIM Participações, by means of its subsidiary TIM Celular).

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

Like all major mobile networks, in response to the competition and customers’ demands, Telecom Italia, TIM Participações and their subsidiaries have entered into Roaming Agreements with many foreign mobile networks, so as to allow their customers to make and receive calls abroad.

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

Telecom Italia informs us that in 2016, the impact on Telecom Italia Group net profit (loss) arising from such roaming contracts is as follows:

•	its total revenues from Roaming Agreements with Iranian networks were approximately 14,988 thousand euros;

•	its total charges from Roaming Agreements with Iranian networks were approximately 7,082 thousand euros;

•	its total receivables from Roaming Agreements with Iranian networks were approximately 34,016 thousand euros; and

•	its total payables from Roaming Agreements with Iranian networks were approximately 31,927 thousand euros.

According to information provided to us by Telecom Italia, these revenues and charges are immaterial to their consolidated revenues and operating expenses.

The purpose of such Roaming Agreements is to provide Telecom Italia’s customers with coverage in areas where they do not own networks. In order to remain competitive and maintain such coverage, the Telecom Italia Group intends to continue maintaining these agreements.

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

Telecom Italia informs us that in 2016, the impact on its net profit (loss) arising from the above-mentioned International Carrier Agreements is as follows:

•	its total revenues from traffic from networks located in Iran to its networks were approximately 355 thousand euros;

•	its total charges from traffic to networks in Iran from its networks were approximately 993 thousand euros;

•	its total receivables from traffic from networks located in Iran to its networks were approximately 4,811 thousand euros; and

•	its total payables from traffic to networks located in Iran from its networks were approximately 5,370 euros.

The purpose of this agreement is to allow exchange of international traffic. Consequently, Telecom Italia intends to continue maintaining this agreement.

All such revenues and charges are de minimis with respect to Telecom Italia’s consolidated revenues, operating expenses trade receivables and trade payables, respectively.

Other De Minimis Commercial Communications Agreements

Telecom Italia had no revenues in 2016 from its other commercial communications agreements within Iran as described above, and its total receivables from such commercial communications agreements in 2016 amounted to 3,666 thousand euros.

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

Since December 2016, the ICMS rates over telecommunication and goods were increased in some Brazilian states, such as Maranhão, where rates have increased from 25% to 27% and Rio de Janeiro, where rates have increased from 30% to 32%. With respect to the rates over goods, Piauí has increased from 17% to 18%.

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

In 2013, the Brazilian government enacted Provisional Measure No. 627/2013, in order to end the Transitional Tax Regime, or RTT. RTT was implemented in 2008 as a way to neutralize the tax impact caused by the adoption of IFRS accounting rules in lieu of Brazilian GAAP. Provisional Measure No. 627/2013 allows taxpayers to choose either to maintain RTT in 2014 or to be subject to the provisions contained in the Provisional Measure No. 627/2013. Although taxpayers were permitted elect to maintain RTT treatment in 2014, for financial year 2016 they were obligated to adopt the new IFRS accounting rules.

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

Regarding the operating activities of TIM Celular and Intelig (in August 2012, TIM Fiber was merged into TIM Celular, which assumed TIM Fiber’s existing service obligations), Anatel has developed a strict regulation of mobile communications services known as Personal Communication Service (Serviço Móvel Pessoal), or PCS, landline services known as Commuted Fixed Telephonic Service (Serviço Telefônico Fixo Comutado), or STFC and data communication known as Multimedia Service of Communication (Serviço de Comunicação Multimedia), or SCM.

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

A presidential decree issued on June 30, 2011, established a bidding process for fourth generation RFs, an important landmark for the telecommunications sector. The bid occurred in 2012 and, in order to guarantee full rural service by 2018, Anatel linked the 4G blocks in the 2,500 MHz band to the 450MHz band in specific geographic regions of Brazil. As a result, the four winning operators of the 4G blocks in the 2,500 MHz band linked to the 450MHz band are subject to coverage commitments in rural areas. Such presidential decree also resulted in two new regulations to measure mobile and fixed broadband quality standards. The presidential decree also approved the PGMU, creating fixed line universal service obligations binding on the STFC concessionaires.

With respect to the new regulations on quality standards currently being implemented by Anatel and a group of interested companies, the PCS quality regulation went into force in 2012 (partially in March and fully in October), and the SCM measurement regulation went into effect in November 2012. Full adoption of these standards will require new investments.

In 2016, Anatel issued certain regulations which are particularly relevant to our operations, including: Resolution No. 663/2016, which modified rules of the MVNO Regulation; Resolution No. 667/2016, which approved the General Regulation of Accessibility in Telecommunications Services of collective interest; Resolution No. 668/2016, which modified the STFC Regulation; and Resolution No. 671/2016, which approved the Regulation on the Use of the Radiofrequency Spectrum and modified the Regulation on the Collection of Public Price for the Right of Use of Radiofrequencies and the Regulation on the Imposition of Administrative Sanctions.

Throughout 2016, Anatel issued other important regulations and public consultations that will have great impact on TIM and Intelig’s activities, particularly those summarized below:

•	Interconnection: Review and update of interconnection rules

•	Competition: Periodic review of the PGMC

•	Infrastructure Sharing: Definition of rules for the sharing of telecommunications infrastructure

•	Fixed Broadband: Discussions of protective measures about the suspension of “data cap plans”

•	Eletronic Process: Definition of rules and procedures for the adoption of the eletronic process

•	Service Availability: Establishment of a regulation on the availability of telecommunications services

Review of the current regulatory model for the provision of telecom services

It is a goal of the Brazilian government to review the 1997 General Telecommunication Law and to transform the old fixed telephony concessions into authorizations, modifying the relevant and related obligations.

On April 11, 2016, the Ministry of Communications issued guidelines to be followed by Anatel when implementing this transformation, moving to a more market-oriented licensing approach. These guidelines were issued following a public consultation which ended on January 15, 2016.

In general terms, the Ministry’s guidelines establish that public authorities should promote access to broadband service at affordable costs and levels, putting broadband at the center of public policies.

In this sense, Anatel is expected to:

•	propose concrete rules and criteria to enable the phasing-out of concessions;

•	highlight the consistency of the new licensing rules with the existing infrastructure coverage obligations;

•	ensure service provision (including broadband) in less attractive economic areas;

•	give incentives to concessionaires to migrate to the new licensing framework;

•	lessen obligations for fixed telephony;

•	schedule the phasing-out of the retail price control over retail fixed telephony services;

•	withdraw recurring licensing fees;

•	schedule the phasing out of the asset reversion scheme (foreseeing that the network assets used to provide services under a concession must be returned to the state upon the expiry of the concession); and

•	establish suitable mechanisms to ensure regulation compliance control.

As a result of the ongoing debate regarding the licensing regime, ANATEL was tasked with reviewing concession contracts by December 2016. However, after the publication of Resolution 673, approved on December 30, 2016, the deadline for reviewing these contracts was postponed to June 30, 2017.

Meanwhile, a bill that proposes changes to Law 9.472/1997 (General Telecommunication Law) and allows Anatel to change the licensing mode of telecommunications service is under review in the Brazilian Senate. According to the proposal, upon request of the STFC concessionaires, Anatel may authorize the migration of the concession agreements to authorizations, subject to the observance of certain requirements. Anatel will be responsible for determining the economic value associated with the migration, which shall be applied in investment commitments, prioritizing the implementation of network infrastructure for high capacity data communication in locations without appropriated competition.

The bill also proposes changes in the radiofrequency rules, allowing subsequent and unlimited renewals, up to 20 years each, generating an environment possibly more conducive to long-term investments. In addition, the bill favors the creation of a spectrum secondary market, allowing transfers of radiofrequency authorizations between players, upon Anatel’s approval. The economic and operational conditions will be defined by Anatel.

If the Senate approves the bill without changes in relation to the proposal approved by the House of Representatives, but it still has to be submitted for Presidential approval.

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

Under its PCS regime, Anatel began encouraging mobile telecommunications service providers operating under SMC regulations to convert their concessions into authorizations under PCS regulations. According to the rules issued by Anatel, SMC providers would not be able to renew their concessions to provide SMC services, and were compelled to convert to the PCS regime in order to continue their operations. The permission from Anatel to transfer the control of these companies was also conditioned on rules that compelled SMC providers to migrate its SMC concessions to PCS authorizations, and to operate under the PCS regulations.

Our predecessors were granted SMC concessions and in December 2002, such SMC concessions were converted into PCS authorizations, with an option to renew the authorizations for an additional 15 years. TIM Celular acquired PCS authorizations in conjunction with auctions of bandwidth by Anatel in 2001, and subsequently acquired additional authorizations and operations under the PCS regulations as well.

On May 30, 2011, we entered into two new RF terms, formalizing the acquisition of excess RF in the states of Minas Gerais, Paraná, Santa Catarina, Amapá, Roraima, Pará, Amazonas and Maranhão and those new terms expire in April 2023.

In October 2012, we acquired the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states (the 450 MHz band was jointly acquired with Intelig), which terms expire in October 2027.

In December 2014, we acquired the 718-728 MHz and 773-783 MHz sub-bands, with national coverage; these authorizations are valid until 2029. These sub-bands are partially available for mobile operation since broadcasters are still using them, or Anatel’s approval required for their usage is still pending. The mobile operations on those sub-bands may only begin after the reallocation of broadcasting channels and following approval by Anatel and interference mitigation. TIM Celular currently provides services with the use of the 700 MHz band in Rio Verde, in the state of Goiás, and Fernando de Noronha, in the state of Pernambuco.

On March 4, 2015, by Decision No. 66/2015-CD, Anatel approved our renewal application related to the 4G Block (2500 MHz P Band) in Minas Gerais, and also approved our renewal application concerning the authorization terms of the D and E Bands (900 MHz and 1800 MHz). On July 22, 2015, Authorization Act No. 4710/2015-CD was issued (and subsequently published in the Official Gazette of July 28, 2015), extending the use of the aforementioned authorizations terms, until 2030 and 2028, respectively.

In December 2015, Anatel auctioned left over radiofrequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz 4G band, which had originally been auctioned in 2012. We were classified as the first-ranked bidder in the lots for Recife, in the state of Pernambuco, and Curitiba, in the state of Paraná, based on our bids which totaled R$57.5 million. The corresponding authorization terms were excluded by Anatel in July 2016.

The STFC and SCM authorization terms do not have an expiration date.

The following table shows each of our authorizations in effect on December 31, 2016:

Territory	450 MHz	800 MHz, 900 MHz and 1800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	700 MHz
States of Amapá, Roraima, Pará, Amazonas and Maranhão	—	March, 2031	April, 2023	April, 2023	October, 2027	PA – February, 2024*	December, 2029
States of Rio de Janeiro and Espírito Santo	October, 2027	March, 2031	ES – April, 2023—	April, 2023	October, 2027	RJ – February, 2024*	December, 2029

Territory	450 MHz	800 MHz, 900 MHz and 1800 MHz	Additional Frequencies 1800 MHz	1900 MHz and 2100 MHz (3G)	2500 MHz V1 Band (4G)	2500 MHz P Band** (4G)	700 MHz
States of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the city of Pelotas and its surrounding region) and the cities of Londrina and Tamarana in the state of Paraná	PR - October, 2027	March, 2031	April 2023	April, 2023	October, 2027	Curitiba – PR July, 2031 DF – February, 2024*	December, 2029
State of São Paulo	—	March, 2031	Interior – April, 2023—	April, 2023	October, 2027	—	December, 2029
State of Paraná (except for the cities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*	December, 2029
State of Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	—	December, 2029
City of Pelotas and its surrounding region in the State of Rio Grande do Sul	—	April, 2024*	—	April, 2023	October, 2027	—	December, 2029
State of Pernambuco	—	May, 2024*	—	April, 2023	October, 2027	Recife July, 2031	December, 2029
State of Ceará	—	November, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Paraíba	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Rio Grande do Norte	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Alagoas	—	December, 2023*	—	April, 2023	October, 2027	—	December, 2029
State of Piauí	—	March, 2024*	—	April, 2023	October, 2027	—	December, 2029
State of Minas Gerais (except for the cities in sector 3 of PGO for RF of 3G and excess RF)	—	April, 2028*	April, 2023	April, 2023	October, 2027	February, 2030	December, 2029
States of Bahia and Sergipe	—	August, 2027*	—	April, 2023	October, 2027	—	December, 2029

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

In August 2009, Anatel gave its approval for the acquisition of the fixed line operator Intelig. From July 2012, Intelig currently provides local fixed telephone service while TIM Celular provides the national and international long distance telephone service, under the selection code 41.

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

This new list of proposals for quality indicators is divided into two major groups: Operational Indicators and Indicators Research for measuring the quality of service perceived by the user. Anatel is likely to launch a new public consultation in 2017, in order to review the quality framework.

PCS Regulation

In September 2000, Anatel promulgated regulations regarding PCS wireless telecommunications services that are significantly different from the ones applicable to mobile companies operating under Band A and Band B. The rules allowed companies to provide wireless telecommunications services under PCS authorizations. The PCS authorizations allowed new entrants in the Brazilian telecommunications market to compete with existing telecommunications service providers.

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

Anatel has initiated administrative proceedings against TIM Celular for noncompliance with certain quality standards and noncompliance with its rules and authorization terms. We have been fined by Anatel in some proceedings and are still discussing the penalty imposed in appeals before the Agency. As a result of these proceedings, Anatel applied some fines that did not cause a material adverse effect on our business. In the year ended December 31, 2016, the total amount of these fines was R$98.9 million. However, only R$29.3 million was classified as “probable loss” by our legal advisors.

We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

According to the PCS regulations, we were required to adjust our operating processes and agreements to such rules, including our interconnection agreements, as well as agreements with our customers. By April 2005, substantially all of our interconnection arrangements were covered by agreements that had been amended to reflect the PCS regulations.

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

In March 2014, by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), or RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers.

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

The TIM Group, comprised of TIM Celular and Intelig, is currently considered to have a significant market power in the following markets: (i) passive infrastructure in transport and access networks (provision of towers); (ii) mobile network inbound calls (otherwise referred to as the mobile network termination market); and (iii) national roaming.

Due to such classification we are now subject to increased regulation under the PGMC, which could have an adverse effect on our business financial condition and results of operations. Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks, or VU-M, are regulated. On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. Because of our classification as having significant market power in the national roaming market, we must also offer roaming services to other mobile providers without significant market power at the rates approved by Anatel. We are also required to provide other providers without significant market power access to our towers and masts due to our classification as having significant market power in that portion of the passive infrastructure market.

On December 5, 2016, Anatel published public consultations on (i) the revision of PGMC’s relevant markets and remedies, and (ii) the proposal of a specific Regulation for the Approval of Reference Offers, for public comment until March 22, 2017. Anatel will analyze all the contributions to the consultations and the final approval will likely occur by the end of 2017.

According to the PGMC proposal, cities in Brazil will be classified by levels of competition (1 – competitive, 2 – moderately competitive, 3 – less competitive, 4 – non-competitive), and asymmetric measures will be applied according to the market competition. In addition, also based on the proposal submitted to public consultation, wholesale relevant markets will be defined as follows:

PGMC (2012)	PGMC Revision (Public Consultation)
Wholesale mobile call termination	Wholesale mobile interconnection
National roaming	National roaming
Full unbundling and bistream, or, Wholesale fixed network infrastructure access less than 10 Mbps	Wholesale fixed network infrastructure access
Leased lines, interconnection class V, interlinking, or, Wholesale fixed network infrastructure transport less than 34 Mbps	Leased lines
Ducts, trenches and towers, or, Passive infrastructure	Passive infrastructure – redefined * towers regulated by law
-	Wholesale fixed interconnection
-	High capacity data transport

Drafts of the acts whereby Anatel will designate the groups that have significant market power in each relevant market, also submitted to public consultation, indicate that we could be identified as having significant market power in the wholesale relevant markets of mobile interconnection and national roaming.

For additional detail, see – “Network Usage Charges” – “Roaming Fees” – “Interconnection Charges” and “Long Distance” above.

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

In addition to the VU-M reduction, Anatel established a B&K rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. On February 12, 2015, Anatel approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was the object of a judicial suit (on going), in order to suspend its effects. After 2019, the VU-M will be charged by the significant market power whenever their network is used to originate or to finish a call. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution 600, which currently remains pending a final decision.

With respect to fixed interconnection, Anatel revised the criteria for pricing the use of fixed networks in May 2012. According to such regulation, after January 1, 2014, a full B&K regime (in which no payments are due for the traffic termination) was implemented for local STFC operators dealing with other local STFC operators. Currently, therefore, no payments are due for the use of a local STFC operator’s network by other local STFC operator. With respect to interconnection of STFC operators with long distance and mobile operators, we understand that, in 2012, when Anatel issued PGMC, the assymmetrical measure that permitted STFC operators without significant market power to charge a TU-RL 20% higher than the TU-RL charged by STFC operator, with significant market power was revoked. In September 2016, we filed a lawsuit on this subject, which is still pending a final decision.

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016.

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

Number Portability

In March 2007, Anatel issued a new regulation regarding number portability in Brazil for fixed telephony and PCS providers. Portability is limited to migration between providers of the same telecommunications services. For PCS providers, portability can take place when customer changes services provider within the same Registration Area as well as when customer changes the service plan of the same area. Anatel finished the nationwide NP implementation schedule in March 2009.

Value-Added Services and Internet Regulation

Value-added services are not considered under Brazilian telecommunications regulations to be telecommunications services, but rather an activity that adds features to a telecommunications service. Regulations require all telecommunications service providers to grant network access to any party interested in providing value-added services, on a non-discriminatory basis, unless technically impossible. Telecommunications service providers also are allowed to render value-added services through their own networks. Internet connection, when offered to users on a single basis, by parties other than telecommunications service providers, is considered by Brazilian legislation to be a value-added service, and its providers are not considered to be telecommunications companies. Current regulations allow us or any other interested party to offer Internet connection through our network. In such case, Internet connection would be deemed as a portion of the telecommunications service that enables users to navigate the Internet.

In April 2014, the Brazilian President passed Law No. 12,965 of 2014, known as the Legal Framework for the Use of the Internet (Marco Civil da Internet), or the Internet Framework, which establishes the principles, guarantees, rights and duties for the use of the Internet in Brazil.

Key topics covered in the Internet Framework are: net neutrality; collection, use and storage of personal data; confidentiality of communications; freedom of expression and the treatment of illegal, immoral or offensive contents.

The Presidential Decree No. 8,711/2016 was enacted by the Brazilian President on May 11, 2016. Recently provided additional detail on the Internet Framework in three main aspects:

•	clarification of the scope and implementation of the net neutrality rules;

•	implementation of the rights and obligations related to privacy and data protection regarding Brazilian Internet users; and

•	governance of the Internet Framework, including authorities entitled to enforce the legislations.

The decree entered into force on June 10, 2016.

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

On March 4, 2015, by Decision No. 66/2015-CD, Anatel approved our renewal application concerning the authorization terms for the D and E Bands based on the Federal Attorney General’s decision. As a result, our authorization term for the usage of these radiofrequencies was extended for 15 years, starting from March 2016. On July 22, 2015, this decision was formalized through the issuance of Authorization Act No. 4710/2015-CD, later published in the Official Gazette of July 28, 2015.

In December 2007, we acquired new authorizations for the 1800 MHz frequency in the São Paulo and Rio de Janeiro in order to improve our RF capacity in these regions. Within the same auction, Claro and Vivo acquired authorizations to provide PCS services in regions where we had historically provided services but where Claro and Vivo previously did not, using 1800 MHz and 1900 MHz bands. This resulted in increased competition in these regions. In the same auction, Oi received authorization to provide PCS services in the state of São Paulo using 1800 MHz (band M in the whole state and band E in the state’s countryside).

In December 2010, Anatel auctioned an empty 3G band of radio spectrum consisting of (10+10) MHz in 2.1 GHz in the whole country (the “H Band” Auction), and other left over frequencies in the 900 MHz and 1800 MHz bands that had not been assigned in previous auctions.

•	Of the 12 available lots in the H Band, 10 were awarded to Nextel, at the time a new entrant in the GSM market, which had traditionally offered trunking services in Brazil. Current operators were prevented from participating due to spectrum caps. Oi and CTBC managed to win the remaining two lots where they had cap availability.

•	The new entrant will be benefited with spectrum and infrastructure sharing, specifically in locations with less than 30,000 inhabitants, subjected to commercial agreements.

•	TIM won individual block of frequencies in five service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Paraná, bidding a total of R$81.8 million, to be paid proportionately to the remaining years in the existing authorization licenses (remaining years/15).

•	VIVO won blocks in 900 MHz and due to available cap, managed to win lots of 1700/1800 MHz in all regions, completing a national coverage of (10+10) MHz in this band.

•	Claro won blocks of spectrum in the 1700/1800 MHz band.

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

The Authorization Terms for usage of the 700 MHz spectrum were signed in December 2014 and the Articles of Association and By-laws of EAD were filed on March 2, 2015.

In December 2015, Anatel auctioned left over radiofrequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band which had originally been auctioned in 2012. This particular band spectrum provides for 4G mobile services. We were classified as the first ranked bidder in the lots for Recife, in the state of Pernambuco, and Curitiba, in the state of Paraná, based on our bids which totaled R$57.5 million. The corresponding authorization terms were executed by Anatel in July, 2016.

VU-M and Wholesale Market

The interconnection of telecommunication operators is mandatory, allowing the users of different services to make calls from one network to another. In the case of PCS, Anatel has established that, whenever its network is used to originate or to receive calls, the operators will receive the Value of Use of Mobile Network (Valor de Uso de Rede Móvel), or VU-M, also known as an interconnection rate or mobile termination rate, set by free agreement. Anatel urged us to adopt a single VU-M per region, as such region is set out in the PCS General License Plan (Plano Geral de Autorizações), or PGA, which began on November 1, 2010. We declined to do so and instead chose to commercially negotiate VU-Ms with different providers. Under applicable regulations, VU-M rates could be negotiated among operators with reference rates only applied by Anatel in case of dispute.

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

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016.

It is our position that Anatel’s decision to establish VU-M rates – a price related to the provision of telecommunications services in the private regime – based on a cost model does not comply with Brazilian law. Accordingly, we filed an annulment application with Anatel in connection with the July 2014 resolution, which was rejected by Anatel. As the result of the revaluation of our strategy due to new commercial conditions, we decided not to pursue judicial discussion of that matter.

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

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016.

We have started discussions to apply the EILD reference rates based on cost model to the existing agreements we have with operators with significant market power in the EILD market. Administrative and judicial disputes were initiated and are still ongoing.

Costs Modeling

The implementation of a costs model by Anatel has been in development since March 2005, when the Separation and Allocation of Accounts Document (Documento de Separação e Alocação de Contas), or DSAC was approved, for pricing of STFC and PCS interconnection, as well as wholesale market inputs, in particular with regards to industrial exploitation of the dedicated lines, or EILD and unbundling.

In July 2014, Anatel published the final decision regarding the cost modeling to set the wholesale reference values for the fixed and mobile access and interconnection services, as well as the maximum reference values for leased lines.

Anatel established that fixed termination rates, or TU-RL and VU-M are cost oriented starting from February 2016 and reaching the efficient cost level based on BU-LRIC model in 2019. For EILD, the efficient cost level will only be reached in 2020. See “Risks Relating to the Brazilian Telecommunications Industry—Anatel classified us as an economic group with significant market power in some markets and now subject to increased regulation.”

Anatel signalled that all products (not only call termination rates and leased lines) will be cost oriented from the revision of the PGMC. In October 2016, all operators had to answer a data request from Anatel which intended to gather the necessary data to update the cost model for all the products in the PGMC, such as national roaming and passive infrastructure. See “—Interconnection Regulation.”

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

Anatel decided to temporarily postpone shutting down this service, but only until the first half of 2016. We continue to interact with the regulating agency regarding the shutdown of our analog mobile networks and with STFC concessionaires in respect of the migration of their subscribers from our analog networks in connection with our deactivation thereof. After prioritizing the activities of the STFC concessionaires (directly involving Oi), it was possible to move forward at an accelerated pace with the scheduled disconnection of these subscribers. Oi has requested the maintenance of 24 public phones, in the states of Santa Catarina (15) and Pernambuco (9) by January 2017.

In December 2016, Anatel approved Resolution No. 672/16, which prohibited the use of analog technology in the radiofrequency sub bands of 800 MHz, 900 MHz, 1.800 MHz, 1.900 MHz and 2.100 MHz. Regulation of Quality

In October 2011, Anatel published PCS and SCM quality management regulations to establish quality parameters which were to have been met by the mobile telephone and Internet connection operators in up to 12 months. Most quality parameters established became effective in October and November 2012.

Among such quality parameters, most notable are the ones relating to the quality of the networks, both mobile and fixed, creating obligations of minimum and average speeds in numbers, higher than those currently used by operators, which required investments so that such obligations could be met.

As a response to the need to better quantify the financial impacts, Oi has presented a cancellation request along with a revision request to Anatel for the presentation of technical surveys of the economic impacts of the new regulations.

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

Anatel is likely to launch a new public consultation in 2017, in order to review the quality framework.

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

The ninth digit was implemented in all the remaining areas of the state of São Paulo on August 25, 2013, and in the states of Rio de Janeiro and Espirito Santo on October 27, 2013. Beginning on November 2, 2014, referred to as “D Day”, the ninth digit was implemented in the states of Amapá, Amazonas, Maranhão, Pará and Roraima. On May 31, 2015, cellular numbers in the states of Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará and Piauí acquired the ninth digit, and on October 11, 2015, the same was implemented in the states of Minas Gerais, Bahia and Sergipe. In 2016, the program was concluded and the ninth digit was successfully implemented in all remaining states.

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

The following chart illustrates our current ownership structure:

D.       Property, Plants and Equipment

Our principal properties consist of transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base stations we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2016, we had 14,459 NodeB and 11,645 (including all partners’ equipment) eNodeB, 12,902 BTS and more than 75 thousand kilometers in fiber optic networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of financial year 2016, we had leased approximately 106,000 square meters of real property, all of which was available for office space. We also lease approximately 2,000 square meters of commercial office space, and 25,000 square meters of stores operated by us. There are no material encumbrances that may affect our utilization of our property or equipment. All of our property and equipment is owned or leased domestically; we do not own or lease any property or equipment outside of Brazil.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

A.       Operating Results

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 included in this annual report that have been prepared in accordance with IFRS, issued by IASB as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

In the first quarter of 2016, the Company identified errors related to revenue recognition for prepaid credits sold by trading partners in prior years and/or periods. Based on the quantitative and qualitative analysis performed by the company’s management, it was concluded that such adjustments were immaterial in the last three years. However, because of the significance of the cumulative out-of-period adjustment to the annual financial statements as of December 31, 2016, the previous financial statements for the fiscal years ended December 31, 2015 and 2014 were revised.

Brazilian Political and Economic Overview

Brazilian Economy

In 2016, the Brazilian economy experienced another year of gross domestic product (GDP) contraction of 3.6%, along with high interest rates and unemployment of 11.5%, despite the beginning of a political and fiscal stabilization in the second half of the year, with a 16.5% appreciation of the real. Growth is expected to resume at a modest pace in 2017 due to tighter monetary and fiscal policies, slow external recovery and low levels of investment. Standard & Poor’s, Fitch and Moody’s kept a rating for the country below investment grade, based upon a significant fiscal and economic challenges, implying the need for a firmer commitment to stable fiscal policies. Such status has further worsened the conditions of the Brazilian economy and the condition of Brazilian companies.

The inflation rate, measured by IPCA, was 6.3% in 2016, significantly above the 4.5% rate targeted by the Central Bank, but below the “oscillating” band of plus or minus two percentage points considered acceptable by Central Bank. A chief cause of this inflation was the increase by 8.6% in the price of food and by 11.4% in the price of healthcare. Inflation has decreased monthly throughout 2017, as measured by the IPCA-15, which records inflation from approximately the 15th of the previous month to the 15th of the current month, by 5.94% over the month of January, 5.02 % over the month of February, and 4.73% over the month of March, as compared with the previous 12 months.

Inflation directly impacts our results of operations as certain of our assets and liabilities are subject to monetary adjustments by reference to indexes that measure or are impacted by inflation such as IPCA, TJLP or SELIC. In 2016, the net impact of inflation adjustments was a loss of R$207 million and in 2015, was a loss of R$121 million. The loss in 2016 can be explained by inflation adjustments on a R$37 million loan and on a R$2,068 million loan, each from BNDES (see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts”) and, to a lesser extent, losses due to inflation adjustment on provisions for the aggregate contingency value of public civil actions and lawsuits pending against us (see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings”). In addition to the foregoing direct impacts, if inflation rises, disposable income of families may decrease in real terms, leading to lack of purchasing power among our customer base. Measures to combat inflation, such as a tight monetary policy with high interest rates, result in restrictions on credit and short-term liquidity, further decreasing the purchasing power of our customers.

Over the past few years, the real has significantly and continuously devalued as against the dollar. 2016 was marked by a reversal of this trend, when the real appreciated 16.5% as compared to 2015. This was a result of the change of government, new economic policies and also the recovery of commodities’ prices. The currency ended the year at R$3.2591 per U.S.$1.00. As of December 31, 2015 the exchange rate was R$3.9048, a 47.0% of devaluation compared to 2014.

The Brazilian current account closed the year with a deficit of U.S.$23.5 billion or 1.3% of GDP, decreasing 60.4% compared to 2015, which reached U.S.$59.4 billion, 3.3% of GDP, the best result since 2007. The trade balance ended 2016 with a surplus of U.S.$47.7 billion, up 142% as compared to 2015, despite a 3% reduction in exports, but offset by the sharp drop in imports 20%. The federal public debt ended 2016 in the range planned by the annual financial plan with an amount of R$3.1 trillion, up 11.4% compared to 2015, the highest level since 2004.See “Item 3. Key Information—A. Selected Financial Data” for further information regarding Brazilian governmental fiscal and monetary policies related to the above factors.

Brazilian Mobile Market

The Brazilian mobile market reached 244 million lines nationwide at the end of December 2016, corresponding to a penetration ratio of 118.0% (compared to 125.7% in 2015) and an annual contraction rate of 5.3% (compared to the 8.2% annual contraction rate as of December 2015). Brazil is the fifth largest mobile telephony market in the world, and telephony is currently the most common means of communication in Brazilian households among all social classes. According to Anatel, mobile market net adds were negative at 13.75 million in 2016, representing a slowdown in the contraction as compared to the decrease in 2015 of 22.94 million net adds. This reflects the overall reduction in the number of customers in the Brazilian mobile telecommunications market (in particular the prepaid market), as users which previously held multiple SIM cards are consolidating to one single SIM card due to adverse macroeconomic pressures, the high penetration of mobile service and the rapid substitution of voice by data usage, resulting in an important reduction in the so-called “community effect” where consumers value a telecommunications system more as more users adopt it. Although the Brazilian telecommunications market’s prepaid customer base has contracted by 10.8% (or 19.84 million lines) over the course of 2016, to 165 million lines, it still continues to represent the market’s largest component, constituting 67.5% of total subscriber base as of December 31, 2016 as compared to 71.6% as of December 31, 2015.

As of December 31, 2016, we are the second largest provider of mobile telecommunication services in Brazil based on the number of phone lines, with a subscriber base of 63.42 million lines (a 5.2% decrease from our 2015 subscriber base of 66.2 million lines) and a market share of 26.0% in 2016 compared to market share of 25.7% in 2015, based on data from Anatel. We are the leader in the important prepaid business, with 48.54 million clients as of December 31, 2016 (a 7.8% decrease from 2015). Our postpaid business, reached 14.88 million users as of December 31, 2016 (a 9.6% increase from 2015) and accounted for 23.5% of our total subscriber base (compared to 20.5% in 2015). In 2016, our total customer base fell by 2.82 million (compared to a reduction of 9.49 million in 2015), largely as a result of the overall trend of prepaid business disconnections, which amounted to 4.12 million in the year.

ARPU is a key performance indicator which is calculated for any period as total net service revenue divided by average customer base. Our ARPU was R$18.01 in the year ended December 31, 2016, an increase of 7.9% when compared to an ARPU of R$16.68 for the year ended December 31, 2015, largely due to the new portfolio of offerings,. which continue to bring higher value customers in all segments (prepaid, control and postpaid). See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

In 2016, our average customer base, calculated as the simple mean of monthly averages, decreased 11.7% to 65.1 million, compared to 73.9 million customers in 2015.

The following table shows the total average number of customers during 2016, 2015 and 2014.

	Year ended December 31,
	2016	2015	2014
	(in thousands of users)
Average number of customers using postpaid plans(1)	13,964	13,329	12,271
Average number of customers using prepaid plans(1)	50,926	60,199	62,128
Total number of customers(1)	64,890	73,528	74,399

(1)	Average numbers are based on the number of customers at the end of each month during the relevant year, including December of the previous year. We define customers as the number of active lines, or SIM cards, on our network.

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

At December 31, 2016 and 2015, the principal non-financial assets valued in this way were goodwill recorded by the Company (see Notes 3(a) and 15 to our consolidated financial statements), and the fair value of goodwill was substantially in excess of its net book value.

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

Provision for Legal and Administrative Proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve the judgment of our management (see Notes 3(c) and 24 to our consolidated financial statements).

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

Sale and leaseback

A sale and leaseback transaction is one where the group sells an asset and immediately reacquires the use of the same asset by entering into a lease agreement with the buyer. The accounting treatment of the sale and leaseback transaction depends upon the substance of this transaction (by applying the principles of lease classification) and whether or not the sale was made at the asset’s fair value.

For financial sale and leaseback, the total gain is deferred and amortized over the lease term. For operational sale and leaseback, generally the assets are sold at fair value, and consequently, the gain or loss from the sale is immediately recognized in the income statement.

At the beginning of the lease term, the Company recognizes finance leases as assets and liabilities in its balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the beginning of the lease.

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay on a similar lease or borrowing arrangement contract or loan. As mentioned in note 1.b to our consolidated financial statements, discount rates applied by management in the transactions carried out during the year were decisive for the calculation of the portion of the gain recorded through profit and loss, as well as the portion of deferred gain and amortized over the lease term.

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

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2016, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2016	2015 (Revised) (1)	2014 (Revised) (1)	2016 – 2015 (%)	2015 – 2014 (%)
Net Operating Revenues	15,617,413	17,142,265	19,502,116	(8.9)	(12.1)
Cost of services and goods	(7,693,406)	(8,306,857)	(10,083,920)	(7.4)	(17.6)
Gross profit	7,924,007	8,835,408	9,418,196	(10.3)	(6.2)
Operating expenses:
Selling expenses	(4,719,029)	(4,822,974)	(5,029,870)	(2.2)	(4.1)
General and administrative expenses	(1,258,722)	(1,195,277)	(1,130,754)	5.3	5.7
Other operating expenses	(522,061)	434,283	(775,032)	n.a.	n.a
Total operating expenses	(6,499,812)	(5,583,968)	(6,935,656)	16.4	(19.5)
Operating income before financial results	1,424,196	3,251,440	2,482,541	(56.2)	31.0
Net financial results	(410,880)	(250,406)	(280,642)	64.1	(10.8)
Operating income before taxes	1,013,316	3,001,034	2,201,899	(66.2)	36.3
Income and social contribution tax benefit	(262,889)	(915,591)	(652,796)	(71.3)	40.3
Net income	750,427	2,085,443	1,549,102	(64.0)	34.6

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”.

Results of Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

Operating Revenues

Our operating revenues consisted of:

•	monthly subscription charges;

•	usage charges, which include roaming charges;

•	interconnection charges;

•	long distance charges;

•	value-added services;

•	other service revenues; and

•	proceeds from the sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 27 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2016 and 2015:

Statement of Operations Data: Operating Revenues

	Year ended December 31,		Percentage change
	2016	2015 (Revised) (1)	2016 – 2015 (%)
	(in millions of reais)
Monthly subscription charges and usage charges	8,018.8	9,767.6	(17.9)
Fixed services	1,178.9	1,003.2	17.5
Interconnection charges	1,102.5	1,581.8	(30.3)
Long distance charges	2,101.8	2,710.7	(22.5)
Value-added services	8,548.0	7,741.8	10.4
Other service revenues	417.9	319.6	30.8
Gross operating revenues from services	21,367.8	23,124.6	(7.6)
Value-added and other taxes relating to services	(5,358.7)	(5,680.1)	(5.7)
Discounts and returns on services	(1,288.8)	(2,057.0)	(37.3)
Net operating revenues from services	14,720.3	15,387.2	(4.3)
Sales of mobile handsets and accessories	1,377.8	2,646.9	(47.9)
Value-added and other taxes on handset sales	(336.2)	(567.9)	(40.8)
Discounts and returns on handset sales	(144.5)	(323.9)	(55.4)
Net operating revenues from handset and accessory sales	897.2	1,755.0	(48.9)
Net operating revenues	15,617.4	17,142.3	(8.9)

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”.

Our gross service revenue for the year ended December 31, 2016 was R$21,367.8 million, representing a 7.6% decrease from R$23,124.6 million in the year ended December 31, 2015, mainly due to major changes in usage patterns primarily a shift from voice to data usage and the related trend of SIM card consolidation as users have shifted from having multiple SIM cards from different operators and also due to the ongoing poor macroeconomic environment in Brazil. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

The gross handset revenue for the year ended December 31, 2016 was R$1,377.8 million, a 47.9% decrease over R$2,646.9 million for the year ended December 31, 2015, resulting from reduced handset sales following an adverse macroeconomic environment that affected the Brazilian retail sector as a whole.

Gross revenues for the year ended December 31, 2016 totaled R$22,745.6 million, a 11.7% decrease from the year ended December 31, 2015.

Net operating revenues decreased 8.9% to R$15,617.4 million in the year ended December 31, 2016 from R$17,142.3 million in the year ended December 31, 2015 for the reasons described below:

Monthly Subscription Charges and Usage Charges

Revenue from monthly subscription charges and usage charges was R$8,018.8 million in the year ended December 31, 2016, a 17.9 % decrease from R$9,767.6 million in the year ended December 31, 2015, due primarily to the reduction in mobile usage as a result of the macroeconomic slowdown in Brazil and the trend toward migration from voice to data services as reflected by the 4.25% decrease in our total subscriber base from 66.2 million lines in 2015 to 63.4 million lines in 2016, with the largest decrease in our prepaid subscribers. This migration is resulting in a reduction in our community effect, which is how we describe the effect of users focusing their calls within our network because on-network and off-network calls, in certain plans, have the same rates. As a consequence, some customers have less need to maintain multiple SIM cards in order to call users on other operators, resulting in SIM card consolidation, which decreased our customer base.

The total average monthly minutes of use, or MOU, for 2016 and 2015 were as follows:

	Year ended December 31,
	2016	2015
Average total MOU	117	119

Fixed Services

Revenue from fixed services was R$1,178.9 million in the year ended December 31, 2016, a 17.5% increase from R$1,003.2 million in December 31, 2015, mainly due to strong results in the ultra-broadband business and a redesign of our service portfolio to integrate fixed-plus-mobile service for all of our large corporate clients. The fixed year results confirm the resilience of TIM’s fixed operations. Even with a tough macro environment, TIM’s corporate solutions fixed services remained on track together with TIM Live, which had a solid year increasing revenue growth compared to 2015.

Interconnection Charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls and SMS on our network of calls and SMS originating on their networks. Our interconnection revenues were R$1,102.5 million in the year ended December 31, 2016, a 30.3% decrease from R$1,581.8 million in 2015, principally due to a combination of the recent cut in VU-M rates (see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates) and the reduction of overall voice traffic and SMS messaging. Interconnection as a percentage of total gross services revenues decreased to 5.16% in the year ended December 31, 2016.

Long Distance Charges

Revenues from long distance charges decreased 22.5% to R$2,101.8 million in the year ended December 31, 2016 from R$2,710.7 million in the year ended December 31, 2015, reflecting the trend of increasing data usage by customers as compared to voice which has resulted in the commoditization of long distance. Long distance services commoditization process is speeding up and has impacted the performance in 2016.

Value-Added Services

Value-added service revenues increased 10.4% to R$8,548.0 million in the year ended December 31, 2016 from R$7,741.8 million the year ended December 31, 2015, principally due to the launch of a new portfolio of offers focusing on innovative revenue sources (such as value-added services). Value-added services include SMS, MMS, data transmission, downloads (wallpaper and ringtones), television access, voicemail, chat and others. See “Item 4. Information on the Company—B. Business Overview—Value Added Services” for additional information on value-added services. Data transmission, supported by our 3G and 4G networks, is the key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, incentivizing our customer base to acquire smartphones and promoting our mobile broadband service through TIM web broadband.

Other Service Revenues

Revenues from other services increased 30.8% to R$417.9 million in the year ended December 31, 2016 from R$319.6 million in the year ended December 31, 2015, mainly driven by the growth of revenues related to infrastructure sharing, and partially offset by the decline in tower leasing revenues as a consequence of the ATC Sale-Leaseback Transaction (see “Item 4. Information on the Company—A. History and Development of the Company—2016 Important Events—Towers Sale & Leaseback” and Note 1(b) to our consolidated financial statements).

Sales of Mobile Handsets

Sales of mobile handsets decreased 47.9% to R$1,377.8 million in the year ended December 31, 2016 from R$2,646.9 million registered in the year ended December 31, 2015. The decrease was mainly due to reduced handset sales volumes as a result of a deteriorating macroeconomic environment that affected the Brazilian retail sector as a whole.

Value-Added and Other Taxes Relating to Services

The principal tax on telecommunications services is ICMS tax, which is imposed at rates between 25% and 35%. ICMS is also the principal tax on sales of handsets, which is imposed at a rate between 17% and 20%, with the exception of certain handsets whose manufacturers are granted certain local tax benefits. See “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues relating to operating telecommunications services and at combined rates of 9.25% on gross revenues from value added services and mobile telephone handset sales.

Our value-added and other taxes relating to services and handset sales were R$5,358.7 million in the year ended December 31, 2016 compared to R$5,680.1 million in the year ended December 31, 2015, a decrease of 5.7%. This decrease is mainly due to a decrease in gross revenues, which reflected an impact on all business fronts as a result of major changes in usage patterns (reflecting the shift from voice to data), difficult macroeconomic conditions, as well as the impact of mobile-termination rate cuts.

Discounts on Services and Handset Sales

Discounts on services and handset sales decreased 55.4% to R$144.5 million in the year ended December 31, 2016 compared to R$323.9 million in the year ended December 31, 2015, due mainly to lower related revenues.

Costs of Services and Goods

Costs of services and goods decreased by 7.4% to R$7,693.4 million in the year ended December 31, 2016 from R$8,306.9 million in the year ended December 31, 2015, mainly due to lower VU-M rates to be paid by us when our customers connect to another network and a reduction in the volume of handsets sold. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

The following table shows the components of costs of services and goods for each of the periods indicated.

Statement of Operations Data: Costs of Services and Goods

	Year ended December 31,		Percentage change
	2016	2015 (Revised) (1)	2016 – 2015 (%)
	(in millions of reais)
Depreciation and amortization	(2,884.6)	(2,535.7)	13.8
Interconnection, circuit leasing and related expenses	(2,676.8)	(2,805.4)	(4.6)
Third party services	(506.4)	(490.9)	3.2
Personnel	(59.0)	(91.0)	(35.2)
Rental and insurance	(551.0)	(495.6)	11.2
Taxes, fees, contributions and others	(39.6)	(31.7)	24.9
Total cost of services	(6,717.4)	(6,450.2)	4.1
Cost of handsets and accessories sold	(976.0)	(1,856.7)	(47.4)
Total cost of services and goods	(7,693.4)	(8,306.9)	(7.4)

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”

Depreciation and Amortization

Depreciation and amortization expenses grew 13.8% to R$2,884.6 million in the year ended December 31, 2016 from R$2,535.7 million in the year ended December 31, 2015, mainly due to higher network equipment depreciation and higher software amortization, driven by the continuing investment in capital expenditure on the last few years, as established in the Company’s Business Plan (Plano Industrial).

Interconnection, Circuit Leasing and Related Expenses

Interconnection, circuit leasing and related expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks as well as lease payments to fixed carriers for the use of their network. Interconnection, circuit leasing and related expenses costs decreased 4.6% to R$2,676.8 million in the year ended December 31, 2016 from R$2,805.4 million in the year ended December 31, 2015, mainly due to a drop in total interconnection rates and by cost-efficiency gains related to the tariff reduction for leased lines’ tariff adjustment in accordance with Anatel’s Resolution No. 639/2014.

Third Party Services

Third party services costs were R$506.4 million in the year ended December 31, 2016, increasing 3.2% from R$490.9 million incurred in the year ended December 31, 2015, mainly due to higher costs from outside providers in connection with maintaining our own network, directly related to the increased amount of equipment we must maintain as a result of infrastructure investments.

Personnel

Personnel costs decreased 35.2% to R$59.0 million in the year ended December 31, 2016 from R$91.0 million in the year ended December 31, 2015. This decrease was mainly due to a reduction of approximately 3,200 employees by December 31, 2016, a decrease of 24.5% as compared with the year ended December 31, 2015, in connection with the company’s strategic focus on organizational rightsizing and efficiency plan.

Rental and Insurance

Rental and insurance costs increased 11.2% to R$551.0 million in the year ended December 31, 2016 from R$495.6 million in the year ended December 31, 2015. This increase is primarily due to the higher number of leased sites, which include both leases of land for placement of our owned towers, as well as leases of space on the towers of other operators.

Taxes, fees, contributions and others

Taxes, fees, contributions and other costs increased 24.9% to R$39.6 million in the year ended December 31, 2016 from R$31.7 million in the year ended December 31, 2015.

Costs of Handsets and Accessories Sold

The cost of handsets and accessories sold in 2016 was R$976.0 million, representing a 47.4% decrease from R$1,856.7 million in the year ended December 31, 2015. This decrease is attributable to decreased handset sales volumes as described above under “—Sales of Mobile Handsets.”

Gross Profit Margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross Profit

	Year ended December 31,		Percentage change
	2016	2015 (Revised) (1)	2016 – 2015(%)
	(in millions of reais)
Net operating revenues from services	14,720.3	15,387.2	(4.3)
Cost of services	(6,717.4)	(6,450.2)	4.1
Gross profit from services	8,002.9	8,937.0	(10.5)
Net operating revenues from sales of mobile handsets and accessories	897.2	1,755.0	(48.9)
Cost of goods	(976.0)	(1,856.7)	(47.4)
Gross loss from sales of mobile handsets and accessories	(78.8)	(101.7)	(22.5)
Gross profit	7,924.1	8,835.4	(10.3)

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”

Our gross profit margin from services (gross profit as a percentage of net service revenues) decreased from 57.4% in the year ended December 31, 2015 to 53.8% in the year ended December 31, 2016. This performance is mainly due to major changes in usage patterns (primarily a shift from voice to data usage), deteriorating macroeconomic conditions in Brazil and the impact of VU-M rate cuts, offset by a 10.4% increase in our value-added services net revenues, which had a better profit margins than other services we offer, but nevertheless do not offset the decrease in revenues from the decrease in the use voice services.

Our negative gross margin for sales of mobile handsets and accessories increased from negative 5.8% in the year ended December 31, 2015 to negative 8.8% in the year ended December 31, 2016.

Our overall gross profit margin decreased from 51.5% in the year ended December 31, 2015 to 50.7% in December 31, 2016. This resulted primarily from a lower gross profit margin from services.

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2016 and 2015:

Statement of Operations Data: Operating Expenses

	Year ended December 31,		Percentage change
	2016	2015 (Revised) (1)	2016 – 2015 (%)
	(in millions of reais)
Selling expenses	(4,719.0)	(4,823.0)	(2.2)
General and administrative expenses	(1,258.7)	(1,195.3)	5.3
Other operating expenses, net	(552.1)	434.3	n.a.
Total operating expenses	(6,499.8)	(5,584.0)	16.4

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”

Our total operating expenses increased by 16.40% to R$6,499.8 million in the year ended December 31, 2016 from R$5,584.0 million in December 31, 2015, mainly due to the factors described below:

Selling Expenses

Selling expenses decreased 2.16% to R$4,719.0 million in the year ended December 31, 2016 from R$4,823.0 million in the year ended December 31, 2015, mainly due to a significant decrease in advertising expenses, despite the new updates to our portfolio of offers, and a reduction in commissioning expenses, as a result from the efforts of the efficiency program.

General and Administrative Expenses

General and administrative expenses increased by 5.31% to R$1,258.7 million in the year ended December 31, 2016 from R$1,195.3 million in the year ended December 31, 2015, mainly as a result of an increase of depreciation and amortization.

Other Operating Expenses, Net

Other net operating expenses increased to R$522.1 million in the year ended December 31, 2016 from a gain of R$434.3 million in the year ended December 31, 2015. This increase was mainly explained by higher costs on contingencies, despite gains resulting from the ATC Sale-Leaseback Transaction (see “Item 4. Information on the Company—A. History and Development of the Company—2016 Important Events—Towers Sale & Leaseback” and Note 1.b to our consolidated financial statements).

Net Financial Expense

Net financial expense increased to R$410.9 million in the year ended December 31, 2016, from a net financial expense of R$250.4 million in the year ended December 31, 2015. The variation was mainly due to an increase in financial expenses as a result of the ATC Sale-Leaseback Transaction (see “Item 4. Information on the Company—A. History and Development of the Company—2016 Important Events—Towers Sale & Leaseback”) and a decrease in financial income due to the poor performance of our dollar-denominated foreign exchange fund, intended to mitigate our exposure to U.S. dollar-denominated operating expenses and capital expenditures and partially offset by a positive market-to-market effect.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2016 under tax law. We recorded income and social contribution tax of R$262.9 million in the year ended December 31, 2016, a decrease of 71% when compared to R$915.6 million recorded for the year ended December 31, 2015, due mainly to an effective reduction in the tax base caused by the increase of the regional tax incentives (Superintendência do Desenvolvimento da Amazônia, or, SUDAM, and Superintendência do Desenvolvimento do Nordeste, or, SUDENE).

Net Income

Our net income in the year ended December 31, 2016 was R$750.4 million, representing a decrease of 64% from a net income of R$2,085.4 million in the year ended December 31, 2015.

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

The composition of our operating revenues by category of service is presented in Note 26 to our consolidated financial statements as of and for the year ended December 31, 2015 and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows certain components of our operating revenues, as well as the percentage change of each component from the prior year, for each of 2015 and 2014:

Statement of Operations Data: Operating Revenues

	Year ended December 31,		Percentage change
	2015 (Revised) (1)	2014 (Revised) (1)	2015 – 2014 (%)
	(in millions of reais)
Monthly subscription charges and usage charges	9,767.6	11,011.5	(11.3)
Fixed services	1,003.2	901.2	11.3
Interconnection charges	1,581.8	2,630.7	(39.9)
Long distance charges	2,710.7	3,094.1	(12.4)
Value-added services	7,741.8	6,616.0	17.0
Other service revenues	319.6	284.2	12.5
Gross operating revenues from services	23,124.6	24,537.6	(5.8)
Value-added and other taxes relating to services	(5,680.1)	(5,817.3)	(2.4)
Discounts and returns on services	(2,057.0)	(2,390.8)	(14.0)
Net operating revenues from services	15,387.2	16,329.0	(5.8)
Sales of mobile handsets and accessories	2,646.9	4,471.3	(40.8)
Value-added and other taxes on handset sales	(567.9)	(906.1)	(37.3)
Discounts and returns on handset sales	(323.9)	(392.1)	(17.4)
Net operating revenues from handset and accessory sales	1,755.0	3,173.2	(44.7)
Net operating revenues	17,142.3	19,502.1	(12.1)

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”

Our gross service revenue for the year ended December 31, 2015 was R$23,124.6 million, representing a 5.8% decrease from R$24,537.6 million in the year ended December 31, 2014, mainly due a significant decrease in VU-M rates, and a reduction in SMS usage and voice traffic. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

The gross handset revenue for the year ended December 31, 2015 was R$2,646.9 million, a 40.8% decrease over R$4,471.3 million for the year ended December 31, 2014, resulting from reduced handset sales.

Gross revenues for the year ended December 31, 2015 totaled R$25,771.5 million, a 11.2% decrease from the year ended December 31, 2014.

Net operating revenues decreased 12.1% to R$17,142.3 million in the year ended December 31, 2015 from R$19,502.1 million in the year ended December 31, 2014 for the reasons described below:

Monthly Subscription Charges and Usage Charges

Revenue from monthly subscription charges and usage charges was R$9,767.6 million in the year ended December 31, 2015, a 11.3% decrease from R$11,011.5 million in the year ended December 31, 2014, due primarily to the reduction in mobile usage as a result of the macroeconomic slowdown in Brazil and the trend toward migration from voice to data services as reflected by the 12.5% decrease in our total subscriber base from 75.7 million lines in 2014 to 66.2 million lines in 2015, with the largest decrease in our prepaid subscribers.

The total average monthly MOU for 2015 and 2014 were as follows:

	Year ended December 31,
	2015	2014
Average total MOU	119	136

Fixed Services

Revenue from fixed services was R$1,003.2 million in the year ended December 31, 2015, a 11.3% increase from R$901.2 million in December 31, 2014, mainly due to strong results in the ultra-broadband business and a redesign of our service portfolio to integrate fixed-plus-mobile service for all of our large corporate clients..

Interconnection Charges

Interconnection revenues consist of amounts paid to us by other mobile and fixed line providers for completion of calls and SMS on our network of calls and SMS originating on their networks. Our interconnection revenues were R$1,581.8 million in the year ended December 31, 2015, a 39.9% decrease from R$2,630.7 million in 2014, principally due to a combination of the recent cut in VU-M rates (see “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates) and the reduction of overall voice traffic and SMS messaging. Interconnection as a percentage of total gross services revenues decreased to 6.14% in the year ended December 31, 2015.

Long Distance Charges

Revenues from long distance charges decreased 12.4% to R$2,710.7 million in the year ended December 31, 2015 from R$3,094.1 million in the year ended December 31, 2014, reflecting the trend of increasing data usage by customers as compared to voice which has resulted in the commoditization of long distance. Our offers launched in November of 2015, which included off-network calls within Brazil at the same price of on-network calls, may reduce the pace of this process and help to increase long distance charge revenues.

Value-Added Services

Value-added service revenues increased 17.0% to R$7,741.8 million in the year ended December 31, 2015 from R$6,616.0 million in the year ended December 31, 2014, principally due to the launch of a new portfolio of offers focusing on innovative revenue sources (such as value-added services). Value-added services include SMS, MMS, data transmission, downloads (wallpaper and ringtones), television access, voicemail, chat and others. See “Item 4. Information on the Company—B. Business Overview—Value Added Services” for additional information on value-added services. Data transmission, supported by our 3G and 4G networks, is the key component to our value-added service revenues, and we have focused on improving our position in this area through expanding partnerships, incentivizing our customer base to acquire smartphones and promoting our mobile broadband service through TIM web broadband.

Other Service Revenues

Revenues from other services increased 12.5% to R$319.6 million in the year ended December 31, 2015 from R$284.2 million in the year ended December 31, 2014, mainly driven by the growth of revenues related to infrastructure sharing, and partially offset by the decline in tower leasing revenues as a consequence of the ATC Sale-Leaseback Transaction (see “Item 4. Information on the Company—A. History and Development of the Company—2016 Important Events—Towers Sale & Leaseback” and Note 1.b to our consolidated financial statements).

Sales of Mobile Handsets

Sales of mobile handsets decreased 40.8% to R$2,646.9 million in the year ended December 31, 2015 from R$4,471.3 million registered in the year ended December 31, 2014. The decrease was mainly due to a reduced handset sales volume as a result of a deteriorating macroeconomic environment that affected the Brazilian retail sector as a whole, together with exchange rate variations resulting in a 47.0% depreciation of the real against the U.S. dollar.

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

Two federal social contribution taxes, PIS and COFINS, are imposed at combined rates of 3.65% on gross revenues operating relating to telecommunications services and at combined rates of 9.25% on gross revenues from value added services and from mobile telephone handset sales.

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

Costs of Services and Goods

Costs of services and goods decreased by 17.6% to R$8,306.9 million in the year ended December 31, 2015 from R$10,084.0 million in the year ended December 31, 2014, mainly due to lower VU-M rates to be paid by us when our customers connect to another network and the lower cost of handsets by a reduction in the volume of handsets sold. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

The following table shows the components of costs of services and goods for each of the periods indicated.

Statement of Operations Data: Costs of Services and Goods

	Year ended December 31,		Percentage change
	2015 (Revised) (1)	2014 (Revised) (1)	2015 – 2014 (%)
	(in millions of reais)
Depreciation and amortization	(2,535.7)	(2,345.5)	8.1
Interconnection, circuit leasing and related expenses	(2,805.4)	(3,429.1)	(18.2)
Third party services	(490.9)	(439.5)	11.7
Personnel	(91.0)	(80.3)	13.3
Rental and insurance	(495.6)	(412.5)	20.1
Taxes, fees, contributions and others	(31.7)	(36.6)	(13.4)
Total cost of services	(6,450.3)	(6,743.5)	(4.3)
Cost of handsets and accessories sold	(1,856.7)	(3,340.5)	(44.4)
Total cost of services and goods	(8,306.9)	(10,084.0)	(17.6)

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”

Depreciation and Amortization

Depreciation and amortization expenses grew 8.1% to R$2,535.7 million in the year ended December 31, 2015 from R$2,345.5 million in the year ended December 31, 2014, mainly due to an increase in general capital expenditures as explained in more detail in “—B. Liquidity and Capital Resources.”

Interconnection, Circuit Leasing and Related Expenses

Interconnection, circuit leasing and related expenses consist of the amount paid to fixed-line and other mobile service providers for termination of our outgoing calls on their networks as well as lease payments to fixed carriers for the use of their network. Interconnection, circuit leasing and related expenses costs decreased 18.2% to R$2,805.4 million in the year ended December 31, 2015 from R$3,429.1 million in the year ended December 31, 2014, mainly due to the decrease in out-of-network voice and SMS traffic and the reduction in VU-M rates. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation” for information regarding recent regulatory changes to VU-M rates.

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

Personnel

Personnel costs increased 13.3% to R$91.0 million in the year ended December 31, 2015 from R$80.3 million in the year ended December 31, 2014. This increase was mainly due to the Company’s adjustment of personnel salaries for inflation, as well as other adjustments made by the Company to benefits received by its personnel.

Rental and Insurance

Rental and insurance costs increased 20.1% to R$495.6 million in the year ended December 31, 2015 from R$412.5 million in the year ended December 31, 2014. This increase is primarily due to a higher number of leased sites, which include both leases of land for placement of our owned towers, as well as leases of space on the towers of other operators.

Taxes, fees, contributions and others

Taxes, fees, contributions and others costs decreased 13.4% to R$31.7 million in the year ended December 31, 2015 from R$36.6 million in the year ended December 31, 2014.

Costs of Handsets and Accessories Sold

The cost of handsets and accessories sold in 2015 was R$1,856.7million, representing a 44.4% decrease from R$3,340.5 million in the year ended December 31, 2014. This decrease is attributable to decreased handset sales volumes as described above under “—Sales of Mobile Handsets.”

Gross Profit Margins

The following table shows our gross profits, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Gross Profit

	Year ended December 31,		Percentage change
	2015 (Revised) (1)	2014 (Revised) (1)	2015 – 2014 (%)
	(in millions of reais)
Net operating revenues from services	15,387.2	16,329.0	(5.8)
Cost of services	(6,450.2)	(6,743.5)	(4.3)
Gross profit from services	8,937.0	9,584.5	(6.8)
Net operating revenues from sales of mobile handsets and accessories	1,755.0	3,173.2	(44.7)
Cost of goods	(1,856.7)	(3,340.5)	(44.4)
Gross loss from sales of mobile handsets and accessories	(101.7)	(167.3)	(39.2)
Gross profit	8,835.4	9,418.2	(6.2)

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”

Our gross profit margin from services (gross profit as a percentage of net service revenues) decreased from 57.7% in the year ended December 31, 2014 to 57.4% in the year ended December 31, 2015. This performance is mainly due to major changes in usage patterns (primarily a shift from voice to data usage), deteriorating macroeconomic conditions in Brazil and the impact of VU-M rate cuts, offset by a 16.7% increase in our value-added services net revenues, which have a better profit margins than other services we offer.

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

Operating expenses

The following table shows our operating expenses, as well as the percentage change from year to year of each component, for the years ended December 31, 2015 and 2014:

Statement of Operations Data: Operating Expenses

	Year ended December 31,		Percentage change
	2015 (Revised) (1)	2014 (Revised) (1)	2015 – 2014 (%)
	(in millions of reais)
Selling expenses	(4,823.0)	(5,029.9)	(4.1)
General and administrative expenses	(1,195.3)	(1,130.8)	5.7
Other operating expenses, net	434.3	(775.0)	n.a.
Total operating expenses	(5,584.0)	(6,935.7)	(19.5)

(1)       The adjustments are illustrated in Note 2(e) of our consolidated financial statements and described under “PRESENTATION OF INFORMATION—Presentation of Financial Information”

Our total operating expenses decreased by 19.5% to R$5,584.0 million in the year ended December 31, 2015 from R$6,935.7 million in December 31, 2014, mainly due to the factors described below:

Selling Expenses

Selling expenses decreased 4.1%, to R$4,823.0 million in the year ended December 31, 2015 from R$5,029.9 million in the year ended December 31, 2014, mainly due to a significant decrease in advertising expenses, despite the launch of a new portfolio of plans in November 2015, a reduction in commissioning expenses and a decrease in FISTEL taxes for the reasons described in “—FISTEL Tax and Other”.

General and Administrative Expenses

General and administrative expenses increased by 5.7% to R$1,195.3 million in the year ended December 31, 2015 from R$1,130.8 million in the year ended December 31, 2014, mainly as a result of an increase of depreciation and amortization.

Other Operating Expenses, Net

Other net operating expenses presented a gain of R$434.3 million in the year ended December 31, 2015 from an expense of R$775.0 million in the year ended December 31, 2014. This reversal was mainly due to gains resulting from the ATC Sale-Leaseback Transaction (see “Item 4. Information on the Company—A. History and Development of the Company—2016 Important Events—Towers Sale & Leaseback” and Note 1.b to our consolidated financial statements), and partially offset by higher costs on contingencies.

Net Financial Expense

We had net financial expense of R$250.4 million in the year ended December 31, 2015, from a net financial expense of R$280.6 million in the year ended December 31, 2014. The variation was due principally to our maintenance of financial assets exceeding our financial liabilities for the most part of 2015, with financial revenues growing more than financial expenses, an increase in the SELIC interest rate and higher volatility of the real in relation to foreign currencies. The ATC Sale-Leaseback Transaction also impacted the financial expenses in the period.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2015 under tax law. We recorded income and social contribution tax of R$915.6 million in the year ended December 31, 2015, an increase of 40.3% when compared to R$652.8 million recorded for the year ended December 31, 2014, due mainly to higher pre-tax income.

Net Income

Our net income in the year ended December 31, 2015 was R$2,085.4 million, representing an increase of 34.6% from a net income of R$1,549.1 million in the year ended December 31, 2014.

B.       Liquidity and Capital Resources

We expect to finance our capital expenditures and other liquidity requirements for the remainder of 2017, 2018 and 2019 with our cash, operating revenue, renewals of maturing short-term indebtedness and disbursements from our existing long-term credit line with BNDES of R$5,700 million, of which R$1.96 billion remains undisbursed and available at our request and with our loan agreement with Finnish Export Credit / KfW of U.S.$150 million, of which is U.S.$100 million remains undisbursed and available at our request. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts” for additional detail on our financial contracts and Note 39 to our consolidated financial statements for a discussion of the other types of financial instruments used by the Company.

Our net debt position in 2016 of R$2,721 million (loans plus accrued interest, lease obligations and derivatives (liabilities), less cash and cash equivalents, derivatives (assets), lease assets and short term investments) means we should not need substantial funding to meet our obligations or to conduct our activities. We believe that our current working capital is sufficient for our present requirements..

Sources of Funds

Cash from operations

Our cash flows from operating activities was R$4,992,248 thousand in the year ended December 31, 2016 compared to R$4,278,184 thousand in the year ended December 31, 2015.

We had other variations in our operational assets and liabilities which decreased our cash from operations. The main variations of assets and liabilities were:

•	Increase of accounts receivable in the amount of R$291.8 million.

•	Decrease in accounts payable to suppliers in the amount of R$296.0 million.

•	Increase in judicial deposits, or assets of the Company placed on deposit with the Court and held in judicial escrow pending resolution of certain legal proceedings, in the amount of R$128.3 million.

Financial Contracts

We and our subsidiaries are party to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein. With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations.

In 2016, TIM Celular received disbursements totaling R$1,304 million related to existing and new financing agreements, as set forth below and as each agreement is described further in the following paragraph:

The terms of our long-term debt contain cross-default clauses, restrictions on our ability to merge with another entity and restrictions on our ability to prematurely redeem or repay such debt. We are currently not, and do not expect to be, in breach of any material covenant of our debt instruments, which breach would be construed an event of default under their terms.

As mentioned above, our principal financing agreements are

•	Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$592.9 million. The agreement, which matures on July 15, 2017, bears the average interest fixed rate of 2.17% plus the TJLP and the interest rate of 10.23% plus the UMIPCA. On December 31, 2016, the outstanding amount under this credit agreement, including accrued interest, was R$78 million.

•	Credit Agreement, dated as of November 19, 2008, among BNDES, as lender, TIM Nordeste (incorporated by TIM Celular), as borrower, and TIM Participações as guarantor, in the principal amount of R$202 million. The agreement, which matures on July 15, 2017, bears the average interest at a fixed rate of 2.03% plus the TJLP and the interest rate of 10.23% plus UMIPCA. On December 31, 2016, the outstanding amount under this credit agreement, including accrued interest, was R$25 million.

•	Credit Agreement, dated as of November 19, 2008 and amended on June 29, 2010, among BNDES, as lender, TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$716.9 million, which R$692.9 million was disbursed, the undrawn value of the credit line was cancelled. The agreement, which matures on July 15, 2018 bears interest at (1) a fixed rate of 3.62% plus the TJLP or (2) fixed interest rate of 4.5% per annum. On December 31, 2016, the outstanding amount under this credit agreement, including accrued interest, was R$182 million.

•	Credit Agreement, dated as of November 19, 2008, amended on December 12, 2008, June 29, 2010, and December 10, 2012, among BNDES, as lender and TIM Celular and Intelig, as borrowers, and TIM Participações as guarantor, in the principal amount of R$3,674 million (a R$2,164 million increase in the credit limit was effected by way of amendment on December 10, 2012). The agreement, which matures on December 15, 2019 bears interest at either (1) a fixed rate of 3.32% plus the TJLP; (2) TJLP or (3) fixed interest rate of 2.5% per annum. As of December 31 2016, the outstanding debt of TIM Celular under this credit agreement, including accrued interest, was R$751 million and the outstanding debt of Intelig including accrued interest, was R$66 million.

•	Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular, as borrower and TIM Participações as guarantor, in the total principal amount of U.S.$143.6 million fully disbursed and swapped on January 15, 2009. The total outstanding amount as of December 31, 2016 converted from U.S. dollars was R$78 million, including accrued interest. The agreement matures on December 2017 and bears an average cost of 97.42% of the CDI after hedging.

•	Finance Contract, dated as of December 29, 2011, between European Investment Bank, as lender, TIM Celular, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million fully disbursed, and swapped into local currency. The total outstanding amount as of December 31, 2016, converted from euros was R$404 million, including accrued interest. The agreement matures in August 2019, bear an average cost of 93.60% of the CDI after hedging. In March 2015, TIM Celular recouponed the swaps that hedged the €100 million, which helped to reduce the cost indexed to CDI. The bank guarantee was provided by SACE S.p.A. for the principal amount of U.S.$141.3 million.

•	Finance Contract, dated as of July 13, 2012, between European Investment Bank, as lender, TIM Celular, as borrower and TIM Participações as guarantor, in the total principal amount of €100 million. The €50 million disbursed was swapped into local currency and the other €50 million was canceled by the company. The total outstanding amount as of December 31, 2016, converted from euros was R$219 million, including accrued interest. The agreement matures in February 2020 and bears an average cost of 93.60% of the CDI after hedging. In March 2015, TIM Celular made a recouponing in the swaps that was hedging the €100 million, with this transaction the company was able to reduce the debt cost in terms of CDI. The bank guarantee was provided by KfW IPEX for the principal amount of €52.5 million.

•	Master Loan Agreement, dated as of June 20, 2013, between Cisco Capital, as lender, TIM Celular, as borrower. The purpose of the loan is to finance TIM Celular’s purchase of Cisco and third-party products and services. The loan to be given pursuant to the Master Loan Agreement was executed pursuant to a Facility Agreement, dated as of August 28, 2013, between Cisco Capital, as lender, and TIM Celular, as borrower, in the total principal amount of U.S.$50 million. On October 14, 2014, a new Facility Agreement was signed, between Cisco Capital, as lender, and TIM Celular, as borrower, in the total principal amount of U.S.$50 million. The new Facility Agreement was fully disbursed on November 5, 2014. On November 18, 2015, a new Facility Agreement was signed between Cisco Capital, as lender and TIM Celular, as borrower in the total principal amount of U.S.$50 million. The new Facility Agreement was fully disbursed on December 15, 2015. The total outstanding amount as of December 31, 2016 converted from U.S. dollars was R$294 million, including accrued interest. The first agreement matures in September 2018 and bears an average cost of 93.80% of the CDI after hedging, the second agreement matures in November 2019 and bears an average cost of 91.90% of the CDI after hedging and the third agreement matures in December 2020 and bears an average cost of 84.50% of the CDI after hedging. No guarantees were issued under this loan.

•	Credit Agreement, dated as of December 23, 2013, between BNDES, as lender and TIM Celular, as borrower, and TIM Participações as guarantor, in the principal amount of R$5,700 million. The agreement, involves six credit lines, each of which has different conditions, interest rates and tenors: (1) Credit Line A, in an amount of R$2,401 million, a fixed interest rate of 2.52% plus the TJLP and 8 years tenor; (2) Credit Line B, in an amount of R$600.4 million, a fixed interest rate of 2.52% plus the SELIC and 8 years tenor; (3) Credit Line C, in an amount of R$2,036 million, a fixed interest rate of 2.52% plus the SELIC and 8 years tenor; (4) Credit Line D, in an amount of R$428 million, a fixed interest rate of 3.50% and 7 years tenor; (5) Credit Line E, in an amount of R$189 million, a fixed interest rate of 1.42% plus the TJLP and 8 years tenor; and (6) Credit Line F, in an amount of R$45 million, an interest rate of TJLP and 8 years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement. As of December 31 2016, the outstanding amount under this credit agreement, including accrued interest, was R$3,996 million.

•	Loan Agreement, dated as of April 15, 2014, between KfW IPEX as lender, TIM Celular, as borrower and TIM Participações as guarantor, in the principal amount of U.S.$100 million. The total outstanding amount as of December 31, 2016 converted from U.S. dollars was R$182 million, including accrued interest. The agreement matures on April 15, 2019 and bears an average cost of 102.50% of the CDI after hedging. No guarantees were issued under this loan.

•	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit as lender, KfW IPEX as facility agent, TIM Celular, as borrower and TIM Participações as guarantor, in the principal amount of U.S.$150 million. The new Loan Agreement is divided in three tranches of U.S.$50 million to be disbursed in 2016, 2017 and 2018. On April 20, 2016, the first tranche was disbursed and it has an average cost of 79% of the CDI after hedging. As of December 31 2016, the total outstanding amount under this credit agreement, converted from U.S. dollars and including accrued interest, was R$121 million. The agreement matures on January 2, 2024.

•	Promissory Note, dated as of June 14, 2016, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower, in the total principal amount of U.S.$99.5 million. The total outstanding amount as of December 31, 2016 converted from U.S. dollars was R$325 million, including accrued interest. The agreement matures on September 14, 2018 and has an average cost of 103.60% of the CDI after hedging. No guarantees were issued under this loan. The proceeds of this Promissory Note loan were used for the full prepayment of obligations arising from the Promissory Note issued by TIM Celular in favor of Bank of America on July 31, 2013, which occurred on June 8, 2016, without any break-funding cost.

See Note 19 in our consolidated financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2016, all of which have since matured and been repaid by the Company:

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

between September 2009 and June 2010. In 2016, to improve our debt profile, we prepaid this facility in full, with no break-funding cost. The debt was scheduled to mature within 12 months.

Funds From Subsidiaries

There are no material restrictions on the ability of our subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

Uses of Funds

Our principal uses of funds during the three year period ended December 31, 2016, were capital expenditures, payment of dividends to our shareholders and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2016, 2015 and 2014 related primarily to:

•	acquiring and developing our fiber optic network;

•	deployment and expansion of the capacity of our third and fourth generation (3G and 4G) networks;

•	implementation and maintenance of our GSM and TDMA networks;

•	purchases of equipment relating to our migration to PCS operations;

•	expanding network capacity, geographic coverage and digitalization;

•	acquisition of new licenses, primarily for additional bandwidth in the 4G spectrums;

•	developing new operational systems to meet customers’ demands and information technology systems; and

•	free handsets provided to corporate customers.

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2016, 2015 and 2014:

Capital Expenditures Categories

	Year ended December 31,
	2016	2015	2014
	(in millions of reais)
Network	2,916.1	3,498.2	2,975.7
Information technology	888.6	807.8	698.7
Licences	501.2	190.8	2,997.9
Other	196.5	267.4	181.8
Total capital expenditures	4,502.4	4,764.2	6,854.2

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2016, 2015 and 2014:

Dividend Distribution

	Year ended December 31,
	2016	2015	2014
	(in millions of reais)
Dividends	148.7	468.6	367.3
Interest on shareholders’ equity	—	—	—
Total distributions	148.7	468.6	367.3

On April 19, 2017 our shareholders will vote on the distribution of R$148.7 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2016 results. On April 12, 2016 our shareholders approved the distribution of R$468.6 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2015 results. On April 14, 2015 our shareholders approved the distribution of R$367.3 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2014 results. On April 10, 2014 our shareholders approved the distribution of R$843.3 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2013 results. On April 11, 2013 our shareholders approved the distribution of R$743.0 million as dividends in accordance of the minimum required on Brazilian Law, with respect to our 2012 results.

Funding and Treasury Policies

The Company maintains a general policy of continually monitoring its financial position and treasury activities in order to ensure solid fiscal control. As a result of our (1) cash position, (2) leverage ratio of 0.52 times Net Debt to EBITDA (for additional detail, see “—Leverage” below) and an available credit facility from BNDES of R$1.96 billion, linked to the contract signed in 2013, that can be disbursed until June 2017. However in accordance with our funding and treasury policy, the Company will continue to monitor new financing opportunities with a particular focus on soft loans, or loans with a below-market interest rate, and long-term facilities.

Leverage

Management tracks the ratio of net debt to EBITDA, which we refer to as the financial leverage index, in order to monitor the sustainability of our debt levels and our ability to take on additional debt. The ratio is a common credit analysis metric in the telecommunications industry and shows approximately how many years it would take to pay back our indebtedness, assuming no new debt is taken on, EBITDA remains constant and all cash and cash equivalents may be used to repay debt. In addition, we believe that the ability to take on additional debt is a critical factor affecting success, as indebtedness may be required to make investments necessary to grow the Company’s business. We believe that our current financial leverage index of 0.52 times Net Debt to EBITDA reflects low levels of indebtedness and the ability to incur additional debt if needed for investment. Investors should be cautious in comparing our financial leverage index to that of other companies that report a similar ratio of debt to EBITDA because EBITDA in particular may be calculated differently from company to company, leading to financial leverage indices that are not comparable. Accordingly, any such comparison may be misleading.

The following table sets forth our financial leverage index for the reported periods:

	2016	2015
	(in millions of reais)
Total loans (Notes 19 and 38)	6,584,332	6,936,374
Leasing – Liabilities (Note 15)	1,802,238	1,618,506
Leasing – Assets (Note 15)	(204,762)	(199,935)
Debt with Anatel (Note 18)	147,218	77,450
Less: cash and cash equivalents (Note 4)	(5,128,186)	(6,100,403)
Net debt	2,720,889	1,732,578
EBITDA	5,209,368	6,613,411
Financial leverage index	0.52	0.26

A reconciliation of our net income to EBITDA, as well as a further explanation of the calculation of our financial leverage index, is also presented in Note 38 to our consolidated financial statements.

We believe that using EBITDA as a non-GAAP measure is useful to management, investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to TIM’s competitors. EBITDA is calculated by adding back interest, taxes, depreciation and amortization expense to net income.

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

D.       Trend Information

Customer Base and Market Share

In the year ended December 31, 2016, our subscriber base decreased 4.3% to 63.4 million clients, which represents a market share of 26%. This overall subscriber base reduction was a result of a significant reduction in the number of prepaid customers in the Brazilian mobile telecommunications market, generally, as most of our disconnections were of prepaid plans. Prepaid plan users concentrate the lower-middle socioeconomic classes of Brazil, as defined by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística). These users are particularly affected by macroeconomic pressures in Brazil, accelerating the number of users consolidating multiple SIM cards to a single one, the high penetration of mobile service and the rapid substitution of voice for data usage, resulting in a decrease in the “community effect.” Our prepaid business reached 48.5 million users in the year ended December 31, 2016, a decrease of 7.8% from the year ended December 31, 2015. The number of our postpaid users was 14.9 million in the year ended December 31, 2016, a 9.6% increase from the year ended December 31, 2014.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil. Our strategies for doing so are outlined in more detail in “—B. Business Overview—Our Strategy.”

Change of Mix Between Postpaid and Prepaid Customers

With respect to the composition of our clients, our postpaid customers accounted for 23.5% of our total subscriber base in the year ended December 31, 2016, compared to 20.5% from a year ago, largely due to the solid pace of postpaid net additions and higher disconnections of the prepaid base as described above.

Trends in Sales and Prices of Mobile Units and Service Plans

The volume of unit sales in the same period decreased markedly due, in part, to a tougher macro economic environment which limits consumer purchasing power and also impacts TIM’s negotiation with suppliers due to foreign exchange rate variations. Inspite of challenging economic conditions, smartphone penetration kept increasing and reached more than 72% of our total base as of November, 2016 as compared with 67.6% in December, 2015. The expected recovery of the Brazilian economy could create a positive effect for the handset business in 2017.

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

Average Revenue Per User (ARPU) Per Month

TIM’s ARPU was R$18.0 in the year ended December 31, 2016, a increase of 7.9% when compared to an ARPU of R$16.7 for the year ended December 31, 2015, largely due to the new portfolio, which continues to attract higher value customers in all segments (prepaid, Controle and postpaid).

Revenues from value-added services had an important role in promoting ARPU’s increase trend of the market as a whole. In 2016 we registered a value-added service revenue growth of 13.0%, which accounted for 44.7% of total gross service revenue (compared to 37.5% registered in 2015). We anticipate that revenues from value-added services will continue to increase and become a larger component of our total service revenues, particularly based on the availability of our 3G and 4G offers (such as our mobile broadband solution). As the provision of value-added services has a relatively low marginal cost, we anticipate that value-added services will contribute to the growth of our operating margins.

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

In 2016, amid a competitive landscape, our subscriber acquisition costs (which are comprised of a subsidy, commissions and total advertising expenses) amounted to R$29.0 per gross add for the year ended December 31, 2016, compared to R$30.5 in the year ended December 31, 2015. The decrease of 4.8% against the prior period is primarily due to a greater focus on the acquisition of high-value customers.

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

The year 2016 continued to be marked by both the government’s programs to encourage digital inclusion and the development of convergent services, recently inaccessible to the majority of the population.

According to data published by Anatel, the fixed telecommunications sector contracted 5.3% in 2016 as compared to 2015, ending the year with 244.1 million lines, representing a penetration level approximately 118.0 lines for each 100 inhabitants.

E.       Off-Balance Sheet Arrangements

The equipment and property rental agreements signed by the Company and its subsidiaries have different maturity dates. Below is a list of minimum rental payments to be made under such off-balance sheet agreements:

2017	744,832
2018	778,349
2019	813,375

2020	849,977
2021	888,226
Total	4,074,759

F.       Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2016:

Payments due by Period (in millions of reais)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total borrowings (post hedge)(1)	6,584	1,099	3,236	1,777	472
Finance leases(2)	1,745	97	20	50	1,578
Total(3)	8,329	1,196	3,256	1,827	2,051

(1)	Considering the balances related to derivative financial instruments as of December 31, 2016.

(2)	The information regarding payments due by period under our finance leases reflects future payments due that are non-cancelable without payment of a related penalty.

(3)	Other than as set forth herein (see, for example, Item 4. Information on the Company—B. Business Overview—Our Business), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our primary financial statements. Interest is not included in long-term debt since it is subject to variable interest.

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

In 2016, contributions to pension plans and other post-employment benefits amounted to R$44.8 million.

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

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in April 2017:

Name	Title	Date of Birth	Date Appointed
Franco Bertone	Chairman	April 9, 1952	April 14, 2015
Adhemar Gabriel Bahadian	Director	October 22, 1940	April 14, 2015
Oscar Cicchetti	Director	June 17, 1951	April 14, 2015
Francesca Petralia	Director	August 30, 1953	April 14, 2015
Manoel Horácio Francisco da Silva	Director	July 16, 1945	April 14, 2015
Piergiorgio Peluso	Director	March 25, 1968	April 14, 2015
Alberto Emmanuel Carvalho Whitaker	Director	October 10, 1940	April 14, 2015
Mario di Mauro	Director	August 26, 1971	April 14, 2015
Herculano Aníbal Alves	Director	February 27, 1953	April 14, 2015
Stefano De Angelis	Director	August 22, 1967	May 11, 2016

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

Adhemar Gabriel Bahadian. Mr. Bahadian was a Brazilian Ambassador in Rome from 2006 to 2009 and a Deputy-Chairman of the trade negotiations related to the Free Trade Area of Americas (FTAA) from 2003 to 2005. Mr. Bahadian holds a degree in Law from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), a degree in Psychology from the Universidade Gama Filho (UGF) and a master’s degree from Instituto Rio Branco.

Oscar Cicchetti. Mr. Cicchetti began his professional career in 1978, as analyst at software company Datamat S.p.A. He joined Telecom Italia (known at that time as Società Idroelettrica Piemontese, or SIP) in 1979, and from 1979 to 1984, was responsible for Network Operations and then Head of Sales and Field Services in several regional organizations. In 1987, he moved to the company’s headquarters in Rome, and from 1987 to 1993, was Head of Organization and Processes in the Personnel Department. In 1993, he was involved in a task force that managed the privatization process of the Italian state owned telecommunications company and its subsequent integration into the Telecom Italia Group. From 1994 to 1997, he was Chief of Staff of the Chief Operating Officer, and then of the Chief Executive Officer of the Telecom Italia Group. From 1997 to 2000, he held several key management positions in the Telecom Italia Group, such as Head of the International Business Unit, Head of Strategy, Head of the Network Division. In 2001, he left the Telecom Italia Group and, as investor and Chief Executive Officer, managed the successful turnaround of Netscalibur Italia S.p.A., an Internet data company sold to Infracom Group in 2006. In 2007, Mr. Cicchetti became Managing Director of the merged company, Infracom Network Application S.p.A. He rejoined the Telecom Italia Group in January 2008, where he has held a series of top management positions, including Head of Business Strategies & International Development, Head of Domestic Market Operations, and Head of Technology & Operations. From September 2013 to March 2014, he was Chief Executive Officer of the Telecom Argentina Group and Chairman of Telecom Personal. In addition to being a member of the Board of Directors of TIM Participações, he is a member of the Executive Committee of the Asstel, the Association of Italian Telecommunication Companies. At present, he is the Chief Executive Officer of Telecom Italia’s towers company, INWIT S.p.A. - Infrastrutture Wireless Italiane S.p.A.

Francesca Petralia. After graduating in Law, Mrs. Petralia began her career in 1978 as in-house counsel in Fiat Auto S.p.A., Grandi Lavori S.p.A. and Selenia Industrie Elettroniche Associate S.p.A. She joined Telecom Italia in 1990, focusing on international legal affairs. From 2002 to 2011, she was head of Corporate Finance Legal Affairs within the Legal Department. Subsequently, she acted as Group Compliance Officer until February 2013. She was a member of the board directors of the Argentine companies Sofora Telecomunicaciones and Telecom Argentina from April 2013 to March 2016. She is a member of the Board of Directors of TIM Brasil and of the Italian companies INWIT S.p.A. and Persidera S.p.A, and holds the position of Managing Director of Alfiere S.p.A. Mrs. Petralia acts at Telecom Italia as head of International Legal Affairs. Previously, from February 2013 to February 2014, she was head of Corporate and Legal Affairs in South America. Mrs. Petralia left the Telecom Italia Group on December 31, 2016. However, Mrs. Petralia remains as a board member of TIM Participações.

Manoel Horácio Francisco da Silva. Mr. Francisco da Silva holds a degree in Business Administration from Pontifícia Universidade Católica (PUC) of São Paulo and also completed the Advanced Management Program in the Harvard Business School. He was the Chief Executive Officer of Telemar and also managed the area of paper and cellulose from Companhia Vale do Rio Doce. He worked in the Group Ericsson do Brasil for 23 years, where he reached the position of Chief Executive Officer in many companies of the Group. He was also the Chief Executive Officer of Ficap and of Sharp Equipamentos Eletrônicos. He also served as the Superintendent Officer of the Companhia Siderúrgica Nacional, responsible for the restructuring of Companhia Vale do Rio Doce after its privatization. He has held a position in the board of directors of many companies, such as BM&FBOVESPA, Sadia (currently BRF S.A.), Bahia Sul, Group Ericson, Docenave and Telemar. In 1989, he was appointed as the major financial professional of the year by the Instituto Brasileiro de Executivos de Finanças.

Piergiorgio Peluso. After graduating in Economic and Social Sciences from the Università Commerciale Luigi Bocconi in 1992, with a specialization in Finance, from 1992 to 1994, Mr. Peluso held the position of experienced accountant at Arthur Andersen & Co. From 1994 to 1998, he was Senior Financial Analyst at Mediobanca. He was Vice President, from 1998 to 2000, of the Financial Institutions Group and, from 2000 to 2001, of the Mergers & Acquisitions Group, with Credit Suisse First Boston. In 2002, he joined Medio Credito Centrale S.p.A. (Capitalia Group) as Central Director Advisory Area. He retained this position until 2005, when he was appointed Central Director at Capitalia S.p.A. From 2007 to 2009, following the merger of Capitalia S.p.A. and UniCredit Group S.p.A., he was Head of Investment Banking Italy at UniCredit Group S.p.A. In 2009, he was appointed Chief Executive Officer of UniCredit Corporate Banking S.p.A. Following the merger of UniCredit Corporate Banking S.p.A. with UniCredit S.p.A., in 2010 he was appointed Head of Corporate & Investment Banking Italy, UniCredit Group. From 2011 to September 2012, he was Managing Director of Fondiaria SAI S.p.A. In addition to being a member of the Board of Directors of TIM Participações, Mr. Peluso is also a non-executive member of the Board of Directors of Telecom Italia Media S.p.A., Telecom Argentina and Fondazione Telecom Italia. Since September 26, 2012, Mr. Peluso has been Head of Administration, Finance and Control at Telecom Italia, and since April 18, 2014, he has been the manager responsible for preparing Telecom Italia’s financial statements.

Alberto Emmanuel Carvalho Whitaker. Mr. Whitaker holds a degree in Law from Faculdades Metropolitanas Unidas – FMU and is a lawyer duly admitted to the Brazilian Bar Association, São Paulo Section (OAB/SP). He is also a business administrator duly registered at the Regional Administration Council of São Paulo (CRA/SP). He attended several extension courses focused on Corporate Governance at the following institutions: Instituto Brasileiro de Governança Corporativa (IBGC), the University of Chicago, the International Institute for Management Development (IMD, Lausanne), the National Association of Corporate Directors - Washington, and the Global Corporate Governance Forum - IFC-Washington. Mr Whitaker has also been a member of the Board of Directors of various national and multinational companies, and is currently a member of the Board of Directors of Instituto Brasileiro de Governança Corporativa (IBGC), the fiscal council of the Museu de Arte de São Paulo (MASP) and member of the Board of Directors of the Fundação Bienal de São Paulo. Mr. Whitaker also held the position of executive director of several prominent financial entities and general manager of the Brazilian subsidiaries of the SCR Sibelco, a world leader in the mining and processing of industrial minerals from 1991 to 2006. At TIM Participações, Mr. Whitaker was a member of the Fiscal Council/Audit Committee, from April 11, 2008 to December 12, 2013; chairman of the Fiscal Council/Audit Committee from October 28, 2010 to December 12, 2013, and has been a member and coordinator of the Statutory Audit Committee from December 12, 2013 to date; a member of the Board of Directors from May 8, 2014 to date; and a member of Control and Risks Committee from May 8, 2014 to date.

Mario di Mauro. Mr. Di Mauro holds a bachelor’s degree in Economics and an MBA from the University G. D’Annunzio in Chieti, Italy). He has been Chief Strategy Officer, (covering strategic planning, group strategy and business positioning for TIM) since September 2016 in Rome, Italy at Telecom Italia, and CEO of Tim Ventures S.r.l. since July 2014. He was the head of Strategy & Innovation (covering IT strategic planning, group strategy, and IT business positioning) at Telecom Italia since February 2014 in Rome, Italy, from 2014 to 2016. He is a member of the board of directors of the Italian companies Olivetti S.p.A.and Advanced Caring Centre s.r.l. since 2014 and Chief Executive Officer of Tim Ventures s.r.l. since 2015. Prior to that, Mr. Di Mauro occupied several positions at Telecom Italia, namely: head of Strategic Projects from 2013 to 2014; head of Business Valuation – Mergers & Acquisitions from 2010 to 2013; head of International Planning & Control from 2008 to 2010; and head of Business Positioning & Competitive Analysis from 2006 to 2008. From 2001 to 2005, Mr. Di Mauro was head of the Planning & Control & Investment Projects at Telecom Italia. From 2000 to 2001, he was responsible for Controlling Activities and from 1998 to 2001 he was a Senior Analyst Controlling Activities, both positions within the International Affairs division of Telecom Italia Mobile S.p.A., which has since merged with Telecom Italia. From 1995 to 1998, Mr. Di Mauro was a consultant and an Assistant Professor in Chieti, Italy.

Herculano Aníbal Alves. Mr. Alves received a degree in Economics from Pontifícia Universidade Católica de São Paulo, PUC-SP in 1980, a specialist in Financial Administration from Fundação Getúlio Vargas in 1983 and a master’s degree in Finance and Investments from Fundação Getúlio Vargas in 1989 and attended the Governance, Risk and Compliance course from the Risk University of KMPG in 2016. From May 2014 to April 2015, Mr. Alves was an Equities Consultant at BRAM – Bradesco Asset Management S.A. DTVM, or BRAM. He was Director of Equities of BRAM US from September 2011 to March 2015, Head of Equities at BRAM – Bradesco Asset Management Ltda. from July 2001 to April 2014, and Senior Manager of Equities at Bradesco Templeton Asset Management Ltda. from June 1998 to June 2001. Previously, he also held the position of Director at the banking company ABN AMRO from February 1995 to June 1998 and he served as an equity portfolio manager, investment analysis manager and analyst at Unibanco from June 1985 to January 1995. From January 1983 to June 1985, he worked at Banco Bozano Simonsen in the credit area, and from March 1971 to September 1982 at the bus company Vila Carrão Ltda. in the administrative and financial area. Mr. Alves was a member of the Investment Committee and of the Assets Allocation Committee of BRAM from 2001 to 2015, and was also member of the Monthly Committee of BRAM with the vice-presidents of Banco Bradesco. He serves as fiscal council member of Cielo S.A. and Grendene S.A., both since 2015. Mr. Alves was a member of the Board of Directors of Marfrig Brazil Foods from 2015 to 2016, he occupies the position as a member of the Mergers and Acquisitions Committee (Comitê de Aquisições e Fusões) since 2015 and the position as a member of the Council of Supervision of the Investment Analysts (Conselho de Supervisão dos Analistas de Investimentos), or CSA since 2016. He was also a Board of Directors member of the Association of Capital Markets Investors (Associação dos Investidores do Mercado de Capitais) from 2011 to 2016, President of the Private Equity Funds Commission of Anbima (Comissão de Fundos

de Ações de Anbima) from 2012 to 2016, and he was technical director and adviser of the Brazilian Association of Capital Markets (Associação Brasileira de Mercado de Capitais), or ABAMEC / SP, from 1982 to 1992. In addition, he served has served as advisor to various private equity investment funds and since 2012 he has been an alternate member of the Board of Directors of the fund 2BCapital. Mr. Alves was also a Professor at Fundação Armando Alvares Penteado - FAAP.

Stefano De Angelis. Mr. De Angelis is an Italian citizen, graduated in economics from the University of Rome “La Sapienza” and has an MBA from the University of Torino. He has extensive experience in the telecommunications industry and joined in TIM Participações, as the Chief Executive Officer, in May 2016. Before that, he held the position of Commercial Director at Telecom Italia in the period from 2014 to 2016, Chief Executive Officer at Telecom Argentina in the period from 2013 to 2014 and Director of Planning and Control at Telecom Italia from 2007 to 2013. Mr. De Angelis previously worked at TIM Participações SA, from 2004 to 2007, when he held the position of Chief Financial Officer. In addition, he has held other executive functions within Telecom Italia group.

We do not have contracts with our directors providing benefits upon termination of their appointments.

Board of Executive Officers

Pursuant to our By-laws, our Board of Executive Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least two and no more than twelve members, who may or may not be shareholders. The title of the members of our Board of Executive Officers shall be as follows: (1) Chief Executive Officer, (2) Chief Financial Officer, (3) Investors Relations Officer, (4) Purchasing & Supply Chain Officer, (5) Chief Operating Officer, (6) Regulatory and Institutional Affairs Officer, (7) Legal Officer; and (8) Chief Technology Officer. Each member of our Board of Executive Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Executive Officers and their respective titles, whose terms of office will remain valid until the first Board of Directors’ Meeting to be held after the 2018 annual shareholders’ meeting:

Name	Title	Date of Birth	Date Appointed
Stefano De Angelis	Chief Executive Officer	August 22, 1967	May 11, 2016
Adrian Calaza	Chief Financial Officer	March 8, 1967	September 2, 2016
Rogério Tostes Lima	Investors Relations Officer	February 13, 1971	May 11, 2016
Daniel Junqueira Pinto Hermeto	Purchasing & Supply Chain Officer	April 27, 1971	May 11, 2016
Pietro Labriola	Chief Operating Officer	October 1, 1967	May 11, 2016
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	May 11, 2016
Jaques Horn	Legal Officer	March 15, 1964	May 11, 2016
Leonardo de Carvalho Capdeville	Chief Technology Officer	September 4, 1969	May 11, 2016

Brief biographical descriptions of our executive officers are set forth below.

Stefano De Angelis. See “—Board of Directors.”

Adrian Calaza. Mr. Calaza is an Argentine citizen, graduated in business administration from the University of Belgrano and holds an MBA in Management and Business Administration from the University of CEMA. With extensive experience in the telecommunications industry, Mr. Calaza was elected Chief Financial Officer in TIM Participações SA in September 2016. Before that, he held the position of Chief Financial Officer in Telecom Argentina from 2009 to 2016, where he also was Corporate Administrative Services Manager from 2007 to 2009. Previously, Mr. Calaza held various executive roles, including Capital Expenditures and Control Manager at TIM Participações S.A. from 2006 to 2007, Chief Financial Officer at Telecom América Latina S.A. from 2004 to 2005 and Chief Financial Officer in Entel S.A. from 2000 to 2004.Mr. Calaza joined the Telecom Italia Group in January, 1999, where he held various positions, including Chief Financial Officer of Entel S.A., in Bolivia, a subsidiary of the Telecom Italia Group and Corporate Chief Financial Officer of Telecom América Latina S.A in Brazil.

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

Pietro Labriola. Mr. Labriola is an Italian citizen with a degree in Administration from Universidade de Studi di Bari and a masters in Innovation and Technology Management from ASMIT Advanced School. With more than 20 years of experience in the telecommunications sector, Mr. Labriola assumed the position of Chief Operating Officer at TIM Participações in August 2015 and, in February 2017, the position of Chief Executive Officer at Intelig. Prior to this, he held the following positions in the Telecom Italia group: Chief Transformation Officer from 2013 through 2015, Executive Vice President Business Market from 2009 through 2012, Executive Vice President Fixed Line Services from 2007 through 2008, Executive Vice President Marketing from 2001 through 2006. From 1996 through 2001, Mr. Labriola held positions as Marketing Director and Business Director at Infostrada Serviços de Comunicações Fixas.

Mario Girasole. Mr. Girasole is an Italian citizen with a Laurea Magistralis in Economics from University LUISS (Rome). He also has an L.L.M. in International Business Law (London), post graduate in Competition Policy, in International Commerce and Modern Economic History, and executive education at London Business School (Finance), Harvard (School of Government), Columbia Business School (Advanced Management Program) and INSEAD (International Directors Programme). He joined TIM in 1997, for the regulatory and pricing area, in Rome. From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe). Starting from 2004, he was Head of Public and Regulatory Affairs at Telecom Italia America Latina and at TIM Brasil. During this period, he worked also as Director of Entel Bolivia and Alternate Director of TIM Participações. Mr. Girasole is the Regulatory and Institutional Affairs Officer of the Company since January 2009 and since 2012, he runs the Press Relations and the Corporate Social Responsibility departments. He is also member of the Boards and Councils of national and international entities, including SindiTelebrasil, GSM Latin America, Italo-Brazilian Chamber of Commerce and the Brazilian Institute for Competition Studies (Instituto Brasileiro de Estudos da Concorrência), or IBRAC. In September 2014, Mr. Girasole was awarded as Knight of the Order of the Star of Italy by the President of the Italian Republic “for promoting friendly relations and co-operation with other countries and ties with Italy.”

Jaques Horn. Mr. Horn graduated in Law (LLB) at Candido Mendes University, and obtained specializations at Harvard and at the Academy of International and American Law. He has been Chief Legal Officer at TIM since July 2010 and Secretary of the Company’s Board of Directors since 2012. He worked at Tetra Pak from 2007 to 2010, as Legal Director, where he was responsible for the Central and South America and the Caribbean region. He also worked at Shell, from 1994 to 2007, as Legal Corporate Manager at the holding company and Legal Director at the subsidiary companies. Mr. Horn worked as Legal Counsel at Companhia Atlantic de Petroleo (ARCO Petroleum Co.) from 1990 to 1994, as a Lawyer at Franco, Bhering, Barbosa & Novaes Law Firm for one year, and as a Tax Senior Consultant at Arthur Andersen for almost four years.

Leonardo de Carvalho Capdeville. Mr. Capdeville holds a degree from Instituto Nacional de Telecomunicações – INATEL in Electronic Engineering, specializing in Telecommunications. He also holds an MBA from Fundação

Getúlio Vargas in Rio de Janeiro, Brazil. Mr. Capdeville also attended the International Program of Management Development at IEDE - Institute for Executive Development in Madrid, Spain and to the Disruptive Innovation Program by the Harvard Business School. Currently, he is Chief Technology Officer of the Company, elected on February 12, 2015 and a member of the Trustee Council of the Telecommunications Research and Development Center (Centro de Pesquisa e Desenvolvimento de Telecomunicações), or CpQD. Prior to that, Mr. Capdeville was responsible for the Network, IT and Wholesale departments at the Company. From 1998 to 2014, Mr. Capdeville was a Network Director at Telefônica Brasil (under the brand name Vivo). Mr. Capdeville also worked at Promon Eletrônica Ltda, or Promon, from 1991 to 1995 and then from 1996 to 1998. While at Promon, he held the position of engineer responsible for implementing the mobile telephony in the State of Espírito Santo, Brazil, and performed other activities related to network projects. From February 1995 to October 1996, Mr. Capdeville worked at Gerenciamento e Assessoria de Serviços S/C Ltda., as coordinator of the implementation of the team and of the data communication area.

There are no family relationships among any of our directors and executive officers, nor any arrangement or understanding with major shareholders, customers or suppliers pursuant to which any director or executive officer was selected.

Statutory Audit Committee

The current composition of the Statutory Audit Committee consists of three members, elected by our controlling shareholder. None of the members were elected by the minority shareholders.

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

The Statutory Audit Committee’s general duties and responsibilities under Brazilian corporate law, our By-laws and its internal rules, include: (i) opining, preliminarily, on the hiring and removal from office of the independent auditor in charge of auditing the financial statements, or any other service provided by such auditor, whether or not it may be related to auditing; (ii) analyzing the auditor’s annual work plan, discussing the results of the activities performed, revisions made and assessing the performance of the independent auditors; (iii) supervising independent auditors’ activities to assess their independence, quality and adequacy of the services provided to the Company, including, to the full extent permitted by law, assistance solving any disagreement between the management and the independent auditors concerning the presentation of financial statements; (iv) supervising the activities performed by the internal audit department, and for that purpose analyzing the annual work plan, discussing the results of the activities performed, the revisions made and assess the performance of internal auditors; (v) supervising and analyzing the effectiveness, quality and integrity of the Company’s internal controls over financial reporting, in order to, inter alia, monitor the implementation of the provisions related to: (a) the presentation of the financial statements, including quarterly financial information and other interim statements; and (b) the disclosure of information and evaluations based on adjusted financial data and on non-accounting data, resulting in unexpected additions to the structure of the usual reports on financial statements; (vi) analyzing complaints, anonymous or not, concerning any accounting matters from internal controls or audit, received by the Company, as well as suggesting measures that may be taken; (vii) examining, assessing and expressing opinions, in advance, based on the material provided by the Company’s management, on whether the contracts to be signed between the Company, or its subsidiaries, on one hand, and the majority shareholder or its subsidiaries, associated companies, or companies under common control or which may control the said shareholder, or parties related in some other way to the Company, on the other hand, meet the standards that normally apply within the market to similar agreements between independent parties, with the Statutory Audit Committee having the right to request further clarification or the opinion of independent third parties, whenever deemed necessary; (viii) drawing up the annual synthesis report, pursuant CVM rules, to be presented, together with the financial statements, including a description of: (a) its activities, the results and conclusions reached and recommendations made; and (b) any situation where there is a significant disagreement between the Company’s management, independent auditors and the Statutory Audit Committee regarding financial statements of the Company; and (ix) assessing and monitoring the Company’s exposure to risk, with the right to request detailed information on policies and proceedings related to: (a) remuneration of the management; (b) utilization of the Company assets; and (c) expenses incurred on behalf of the Company; and (x) analyze any complaints received by the whistleblowing channel of the Company and its respective envisaged actions of improvement.

Fiscal Council

The current composition of the Fiscal Council consists of three members elected by our controlling shareholder. None of the members were elected by the minority shareholders.

The following are the current members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2017:

Name	Date of Birth	Date Appointed
Oswaldo Orsolin	May 30, 1943	April 12, 2016
Jarbas Tadeu Barsanti	March 18, 1951	April 12, 2016
Josino de Almeida Fonseca	February 12, 1940	April 12, 2016

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

Compensation Committee

The Compensation Committee was established by the Board of Directors on September 30, 2008 to: (1) prepare proposals for our Board of Directors regarding allotment of the overall annual remuneration approved by general shareholders’ meeting; (2) provide our Board of Directors with proposals concerning the remuneration of our executive officers; (3) evaluate the compensation criteria of Company’s executive officers; and (4) monitor the performance of the decisions taken by management and the Company’s policies relating to senior executive compensation; and (5) analyze other matters concerning the compensation of the Company’s members, as delegated by the Board of Directors.

The members of our Compensation Committee are appointed and dismissed by our Board of Directors. The Compensation Committee consists of three members, all of whom are effective members of our Board of Directors.

The following are the current members of our Compensation Committee:

Name	Date of Birth	Date Appointed
Manoel Horácio Francisco da Silva	July 16, 1945	April 14, 2015
Oscar Cicchetti	June 17, 1951	April 14, 2015

Name	Date of Birth	Date Appointed
Francesca Petralia	August 30, 1953	April 14, 2015

Control and Risks Committee

The Control and Risks Committee was established by the Board of Directors on June 18, 2013, and tasked with the following responsibilities: (a) recommending internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Executive Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Directors; (b) monitoring the Company’s compliance with our corporate governance policy and periodically updating the same; (c) without prejudice to the competence of the Board of Directors, recommending procedures for better supervision of the management of the Directors; (d) acknowledging the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company’s By-laws; (e) approving the compliance department’s work plan and monitoring compliance with the same; (f) reviewing and evaluating periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, requesting that the internal audit department review specific operational areas or that the compliance department develop new procedures; (g) requesting information from the Board of Executive Officers regarding specific processes or issues of the Company and / or its subsidiaries, whenever it deems appropriate; (h) supervising and monitoring issues related to the social responsibility of the Company, aiming at the sustainable development of the Company and / or its subsidiaries, and monitoring the Company’s compliance with the principles established in our Code of Ethics and Conduct; and (i) analyzing any other matters related to the internal control of the Company as are delegated by the Board of Directors.

The following are the current members of the Control and Risks committee:

Name	Date of Birth	Date Appointed
Franco Bertone	April 9, 1952	April 14, 2015
Francesca Petralia	August 30, 1953	April 14, 2015
Alberto Emmanuel Carvalho Whitaker	October 10, 1940	April 14, 2015
Piergiorgio Peluso	March 25, 1968	April 14, 2015
Adhemar Gabriel Bahadian	October 22, 1940	April 14, 2015

B.       Compensation

In a meeting to be held on April 19, 2017, the shareholders will vote on the aggregate amount of approximately R$27.2 million as compensation to our executive officers and approximately R$2.6 million as compensation to our board of directors during 2017. The executive officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentives and participation in long term incentive plans.

Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2017. The aggregate compensation to our executive officers in the year ended December 31, 2016, including fixed remuneration, benefits, bonuses, short-term incentive and long term incentive plans, was approximately R$18.7 million considering INSS (approximately R$17.6 million without INSS).

Our executive officers and other managers of the company are eligible to receive a short-term incentive (Management by Objectives, or MBO) bonuses. The general criteria for the MBO bonus are approved by our Board of Directors and provide that eligible executive officers and other managers may receive an amount calculated based on the organizational roles and certain pre-established performance targets.

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

For the year ended on December 31, 2016, each member of our Board of Directors received R$394,800 considering INSS (R$329,000 without INSS) and each member of our Fiscal Council received annual compensation of

R$202,929 considering INSS (R$169,107 without INSS), paid pro rata according to each member’s time of service on such body.

C.       Board practices

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees—B. Compensation.”

D.       Our Employees

On December 31, 2016, we had 9,863 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2016, 2015 and 2014.

	As of December 31,
	2016	2015	2014
Network	1,813	1,966	1,972
Sales and marketing	3,414	4,195	4,095
Information technology	484	517	512
Customer care	2,734	5,033	5,233
Support and other	1,418	1,351	1,048
Total number of employees	9,863	13,062	12,860

All employees are represented by state unions affiliated with the following federations: National Federation of Telecommunications Workers and the Workers’ Federation. We negotiate annually a new collective bargaining agreement and profit sharing program with both unions. Management believes that our relationships with our workforce are satisfactory. We did not experience a work stoppage that had a material effect on our operations.

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

E.       Share Ownership

As of December 31, 2016, our directors and executive officers, owned, in the aggregate, 27,093 common shares, which represented 0.001% of our common shares outstanding. Accordingly, each of our directors or executive officers beneficially owns less than one percent of outstanding common shares.

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

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A.	1,611,969,946	66.582%
All our officers and directors as a group*	27,093	0.001%
Total	1,611,997,039	66.583%

* Represents less than 1%.

Since TIM Brasil owns 66.582% of our outstanding common shares, it has the ability to control the election of our Board of Directors and to determine the direction of our strategic and corporate policies. The common shares held by TIM Brasil have the same voting rights as the common shares held by other holders and TIM Brasil has no special voting rights beyond those ordinarily accompanying the ownership of our common shares.

As of December 31, 2016, there were 448,318,815 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 18.52% of our total capital.

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

Telecom Italia and its subsidiaries, or the Telecom Italia Group, operate mainly in Europe, the Mediterranean Basin and South America. The Telecom Italia Group is engaged principally in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector.

Telecom Italia is one of four mobile operators authorized to provide services using GSM 900 technology in Italy and one of four operators authorized to provide services using GSM 1800 (formerly DCS 1800) technology in Italy. It is also one of four operators holding a UMTS authorization and providing 3G telephony services in Italy and it is one of the three operators that acquired a 800MHz spectrum in 2011 to provide 4G services in Italy. In addition, TIM has 2600 MHz and 1450 MHz licenses.

As of December 31, 2016 the Telecom Italia Group had approximately 11.3 million physical retail accesses in Italy, a decrease of 0.5 million compared to December 31, 2015. The wholesale customer portfolio in Italy was approximately 7.7 million accesses for telephone services at December 31, 2016, an increase of 0.2 million accesses compared to December 31, 2015. The broadband portfolio in Italy reached 9.2 million accesses at December 31, 2016 (consisting of approximately 7.2 million retail accesses and 2 million wholesale accesses), substantially stable compared to December 31, 2015 (8.9 million accesses). In addition, the Telecom Italia Group had approximately 29.6 million mobile telephone lines in Italy at December 31, 2016, a decrease of approximately 0.4 million compared to December 31, 2015.

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.       Related Party Transactions

As of December 31, 2016, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had receivables and payables in amounts of R$20,978 thousand and R$78,924 thousand, respectively on December 31, 2016 with companies of the Telecom Italia Group. See Note 36 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are guarantor for TIM Celular’s Finance Contract with European Investment Bank in the principal amount of €150 million as of December 31, 2016. European Investment Bank has also bank guarantees from SACE SpA and KfW IPEX in the principal amount of U.S.$141.3 million and €52.5 million, respectively.

We are guarantor in favor of BNDES, in the amount of R$5,243 million as of December 31, 2016, under the Credit Agreements of TIM Celular and Intelig.

We are guarantor in favor of KfW IPEX, in the amount of U.S.$56 million as of December 31, 2016, under the Loan Agreement of TIM Celular.

We are guarantor in favor of KfW IPEX, in the amount of U.S.$37 million as of December 31, 2016, under the Loan Agreement of TIM Celular between Finnish Export Credit as lender and KfW IPEX as facility agent.

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM Participações and our Subsidiaries

At the shareholders’ meeting to be held on April 19, 2017, our shareholders will vote on an extension of the Cooperation and Support Agreement, originally signed on May 3, 2007 with Telecom Italia, for an additional 12 month period until April 30, 2018. The purpose of this agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused on adding value to our operations through:

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

The extended term of the agreement provides for a total price cap of € 10.875 million. The price cap represents the maximum consideration to be paid by TIM Participações operating companies for all the services and support rendered by Telecom Italia during 2017 and 2018 under the agreement.

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

Consumer Lawsuits

As of December 31, 2016, our subsidiaries are party to consumer lawsuits at the judicial and administrative levels where the risk of loss is considered probable amounting to R$105,112 thousand (R$51,962 thousand as of December 31, 2015). These lawsuits relate to questions regarding alleged improper billing, contract cancellation, quality of services, defects and flaws in the delivery of equipment and undue restriction.

PROCON and Public Prosecutor’s Office

TIM is involved in judicial and administrative proceedings brought by PROCON and various state public prosecutor’s offices where the risk of loss is considered probable in the amount of R$4,705 thousand as of December 31, 2016 (R$3,324 thousand as of December 31, 2015). These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) bundling arrangements for product and services; (iii) issues related to quality care; (iv) violations of PROCON’s Customer Service Rules (Novas Regras Para o Serviço de Atendimento ao Consumidor); (v) contractual violations; (vi) misleading advertising; and (vii) suspension of loyalty benefits in cases of theft of cell phones.

Lawsuits by Former Business Partners

TIM is a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amounts involved for such lawsuits where the risk of loss is considered probable are of R$8,661 thousand as of December 31, 2016 (R$18,496 thousand as of December 31, 2015).

•	A lawsuit filed by Botafogo Comércio e Importação Ltda. against TIM Celular, in 2002, by a former commercial partner, who argues that TIM Celular did not perform the contract and practiced unfair competition which ended up putting them out of business. A settlement procedure commenced and was adjudicated, whereby TIM Celular was required to pay consequential damages, lost profits and moral damages. In the meantime, TIM Celular filed an action to reverse the judgment, in which the Court rendered a decision to partially uphold TIM’s claims, in order to modify the methodology of calculation of damages, lost profits and moral damages. The calculations of such damages, prepared by a retained expert witness, total approximately R$2,773 thousand (historical date January 12, 2015). Currently, TIM is waiting for a decision to be handed down in respect of Botafogo Comércio e Importação Ltda’s appeal.

•	In 2009, the São Paulo based retail group TVM, a commercial partner of TIM Celular in São Paulo, filed a lawsuit to terminate its existing agreement with TIM Brazil, though the parties ultimately settled. In its settlement, TVM agreed to transfer 15 of its stores to TIM Celular (or an entity indicated by TIM Celular). These stores ended up being transferred to DM5 Comércio e Representação Ltda., or DM5. However, DM5 did not pay the transfer fees to TVM, and TVM subsequently filed a collection lawsuit. TIM Celular and DM5 were jointly and severally ordered by the Court of Appeals to pay an amount of R$4,019 thousand (plus interest and penalties). TIM Celular has filed an appeal of the appellate decision to the Federal Superior Court. In 2016, during the enforcement phase, TIM Celular and TVM settled this case.

Environmental and Infrastructure

As of December 31, 2016, our subsidiaries are party to lawsuits with various actors arising from environmental licensing and installation / operation licensing issues. The amounts involved in such lawsuits where the risk of loss is considered probable are R$3,390 thousand as of December 31, 2016 (R$3,692 thousand as of December 31, 2015).

Other

We are also party to other civil claims brought by several third-parties mentioned above, in respect of, among others: (i) renewal of lease agreements; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. The amounts involved in such civil claims where the risk of loss is considered probable are R$20,120 thousand as of December 31, 2016 (R$15,346 thousand as of December 31, 2015).

Additionally, Intelig is involved in a lawsuit filed by a creditor of Editora JB and Gazeta Mercantil. The judge in that case ordered a seizure order on Intelig’s bank account in the amount of R$3,373 thousand based on the reasoning that Editora JB and Gazeta Mercantil are part of the same economic group as Intelig. Intelig has filed an interlocutory appeal, which was not granted. After that, Intelig filed a request for amendment, which was also rejected. Intelig filed an appeal to the Superior Court (Superior Tribunal de Justiça), which also was denied.

Labor Claims

A significant percentage of our labor claims relate to either claims filed by former employees of service providers who, in accordance with Brazilian labor legislation, have filed claims against us on the grounds that we are responsible for labor-related obligations not satisfied by the service provide companies, or our organizational restructuring processes, in particular the closure of our customer service call centers, including in-house staff and outsourced personnel.

There was a public civil action filed by the Labor Public Prosecutor’s Office of the Third Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and demanded collective punitive damages. A judgment was rendered on April 16, 2008, in which the acting judge ruled the Labor Public Prosecutors’ Office claims as partially valid, recognizing irregular outsourcing and granting collective punitive damages. An appeal was filed but was dismissed on July 13, 2009. In order to obtain staying effects for its appeal, TIM Celular filed an unspecified writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the Third Region, TIM Celular filed an appeal alleging abusive acts by the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the appellate court’s decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is currently pending judgment by the Higher Labor Court. The case is suspended since 2015, due a Federal Supreme Court decision applicable to all call centers’ outsourcing claims of telecommunications companies.

Following the above mentioned public civil action in Minas Gerais, the Labor Public Prosecutor’s Office of the Federal District filed a claim alleging irregular outsourcing practices and demanding collective punitive damages. The action was found to be without merit, with the court ruling that under the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor Public Prosecutor’s Office filed an ordinary appeal with the Regional Labor Court of the Tenth Region in March 2010, but the ruling of the lower court was upheld. Thereafter, the Labor Public Prosecutor’s Office filed for a review, which is pending a hearing by the by the Higher Labor Court. The case is suspended,due the application for overturning due a Federal Supreme Court decision applicable to all call centers’ outsourcing claims of telecommunications companies.

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

Intelig in Rio de Janeiro received notifications for the release of tax debt regarding alleged irregularities in the payment of social security contributions levied in connection with the following: (1) profit sharing, (2) retention of 11% on service agreements, (3) failure to deduct and pay management fees, and (4) failure to properly fill out the GFIP. An administrative defense was presented, with an unfavorable outcome. Intelig filed an appeal with the Taxpayers’ Commission of the Ministry of Finance, which is currently pending judgment. Based on the final decision in the administrative proceedings with respect to the assessment for 11% withholding on service agreements, a legal action, with the amount of R$ 1,439,648.23, was filed to reverse the assessment.

Tax Claims

Federal Taxes

The total federal tax claims, not including the regulatory taxes (FUST/FUNTTEL/FISTEL and other) assessed against the Company is equal to R$3,560,440. The most relevant claims assessed are:

•	Tax carryforward loss (CIT) and negative basis of Social Contribution on Profits (CSLL) compensation disallowancy; challenge to the goodwill expenses deduction; disallowance of WHT compensation due to alleged lack of documental support; lack of payment of CIT/CSLL due on a monthly estimate basis; fine for failure to present digital files; failure to formal requirement and compliance procedures related to Regional Tax Incentives (SUDENE) The amount in dispute, classified as a possible contingency is R$2,190,975 (R$1,928,242 on December 31, 2015).

•	Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in dispute, classified as a possible contingency, is R$185,001 (R$154,665 on December 31st, 2015).

•	Social contribution on net income on exchange variation resulting from swap operations accounted for on a cash basis. The amount in dispute is aproximately R$58,914 (R$54,206 on December 31, 2015).

•	Withholding tax collection on income of residents abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalties remittances abroad, including international roaming The amount in dispute is R$229,061 (R$212,271 on December 31st, 2015). Regarding Intelig, the amount in dispute is R$52,963 (R$44,098 on December 31, 2015).

•	Alleged failure to calculate and collect corporate income tax, PIS/COFINS and social contribution on profits due to (i) total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from CIT negative balance calculated on previous years The amount in dispute is R$412,741 (R$353,705 on December 31, 2015).

State Taxes

The total state tax claims assessed against the Company is equal to R$6,982,809. The most relevant claims assessed are:

•	Alleged incorrect deduction of unconditional discounts offered to customers in the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy is R$1,200,113 (R$1,222,432 as of December 31, 2015).

•	Use of tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District - PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the Supreme Court. Additionally, the company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy is R$985,842 (R$813,255 as of December 31, 2015).

•	ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy is R$907,777 (R$721,631 as of December 31, 2015).

•	ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits granted, as well as credits arising from ICMS substitution or nontaxable operations. The amount in controversy is R$1,230,516 (R$950,459 as of December 31, 2015).

•	Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy is R$322,722 (R$197,214 as of December 31, 2015).

•	Alleged lack of ICMS collection on network infrastructure sharing operations considering that the originally deferred tax was formerly not collected in accordance with Ordinance No. 128/98. The amount in controversy is R$112,537 (R$100,980 as of December 31, 2015).

•	Incidence of ICMS and the State Poverty Fund (Fundo Estadual de Combate à Pobreza – FECOP), on the acquisition of fixed assets and on telecommunication services provided in specific cases set forth in local legislation. The amount in controversy is R$169,431 (R$145,975 as of December 31, 2015).

•	Alleged conflict between the information filed in the acessory obligations and the tax collection as well as charge of specific penalty for noncompliance with those obligations. The amount in controversy is R$234,006 (R$81,977 as of December 31, 2015).

•	Alleged non-payment of ICMS due to the use of reversed debits related to the prepaid service, as well as alleged undue ICMS credit on goods alleged to have benefited from reduction in the calculation basis. The amount in controversy is R$69,195 (R$84,657 as of December 31, 2015).

•	ICMS taxation on international roaming services provided. The amount in controversy is R$39,665 (R$36,478 as of December 31, 2015).

•	ICMS credits entries regarding the tax treatment of handsets loan operations. The amount in controversy is R$105,418 (R$24,397 as of December 31, 2015).

•	Telecom service cancellation due to improper billing / subscription fraud and alleged undue credit and duplication of ICMS. The amount in controversy is R$22,499 (R$25,419 as of December 31, 2015).

Municipal Taxes

The total municipal tax claims assessed against the Company equal R$509,613. The most relevant subjects assessed are:

(i)	supposed lack of ISS collection regarding services import. The amount in dispute is R$128,145 (R$119,333 on December 31, 2015).

(ii)	charge of ISS tax and penalties due to the supposed lack of collection over the company’s revenue accounts. The amount in controversy is R$183,962 (R$171,507 as of December 31, 2015)..

FUST, FUNTTEL and EBC

The total amount assessed against the Company is R$2,779,295 (R$2,216,144 as of December 31, 2015).

The main claim involves the collection of FUST and FUNTTEL following the issuance by ANATEL of Ordinance no. 07/2005, aiming specifically at the collection of these contributions on interconnection revenues earned by telecommunications services providers from the date upon which Law. 9,998 / 2000 came into force.

Additionally, there is a discussion over the charge of a contribution to the development of public broadcasting (Contribution to EBC - Empresa Brasileira de Comunicação), established by Law No. 11.652 / 2008.

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

B.       Significant Changes

None.

Item 9. The Offer and Listing

A.       Offer and Listing Details

Our common shares are listed on the Novo Mercado segment of the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), or the BM&FBOVESPA, under the ticker “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the ticker “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais. On December 31, 2016, the last reported sales price of our common shares on the BM&FBOVESPA was R$7.83 and on December 31, 2015, the last reported sales price of our ADSs on the NYSE was U.S.$11.80. As of December 31, 2016, the U.S. dollar-real exchange rate was R$3.2591 per U.S.$1.00.

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

Prior to August 2, 2011 we had common shares and preferred shares listed on the BM&FBOVESPA under the tickers “TCSL3” and “TCSL4,” respectively. Our ADSs listed on the NYSE each represented 10 preferred shares. As part of our migration to the Novo Mercado listing segment of the BM&FBOVESPA, our preferred shares ceased to trade on August 2, 2011. On August 4, 2011, our ADSs representing preferred shares ceased to trade on the NYSE. From August 3, 2011, we only had common shares traded on the Novo Mercado listing segment of BM&FBOVESPA, by using the code “TIMP3” and as from August 5, 2011, our ADSs representing five common shares instead of ten preferred shares commenced trading on the NYSE.

	NYSE		BM&FBOVESPA		BM&FBOVESPA
	High	Low	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per preferred share)		(in reais per common share)
Year ended
December 31, 2012	32.99	16.88	N/A	N/A	11.95	6.89
December 31, 2013	27.19	17.42	N/A	N/A	12.33	7.75
December 31, 2014	30.16	21.51	N/A	N/A	13.83	10.49
December 31, 2015	24.38	8.44	N/A	N/A	12.88	6.56
December 31, 2016	13.85	7.12	N/A	N/A	8.86	5.68

Year ended December 31, 2015
First quarter	24.38	16.47	N/A	N/A	12.88	10.63
Second quarter	17.30	14.46	N/A	N/A	10.70	8.72
Third quarter	16.82	9.42	N/A	N/A	10.39	7.51
Fourth quarter	11.45	8.44	N/A	N/A	8.70	6.56

Year ended December 31, 2016
First quarter	11.38	7.12	N/A	N/A	8.24	5.68
Second quarter	11.20	9.29	N/A	N/A	8.10	6.39
Third quarter	13.50	10.15	N/A	N/A	8.63	6.81
Fourth quarter	13.85	11.28	N/A	N/A	8.86	7.56
Month ended
October 31, 2016	13.85	12.28	N/A	N/A	8.86	8.01
November 30, 2016	13.77	11.79	N/A	N/A	8.81	7.92
December 31, 2016	12.26	11.28	N/A	N/A	8.30	7.56
January 31, 2017	14.32	12.30	N/A	N/A	9.05	7.73
February 29, 2017	16.15	14.12	N/A	N/A	10.01	8.88
March 31, 2017	16.70	15.28	N/A	N/A	10.30	9.71
April 2017 (through April 7, 2017)	16.54	15.93	N/A	N/A	10.37	10.02

B.       Plan of Distribution

Not applicable.

C.       Markets

Our common shares are listed on the Novo Mercado segment of the BM&FBOVESPA, under the ticker “TIMP3” and our ADSs are listed on the New York Stock Exchange, or the NYSE, under the ticker “TSU.” For additional detail, see “—A. Offer and Listing Details.”

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

On May 20, 2011 the Board of Directors of TIM Participações recommended to the Extraordinary General Shareholders’ Meeting of the Company its migration to the Novo Mercado listing segment of BM&FBOVESPA, which took place on June 22, 2011. With this migration TIM moved to the highest level of corporate governance. Only 28% of Brazilian listed companies are in the Novo Mercado and TIM is the only telecommunications company stock among them.

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

Taxation of Gains

According to Article 26 of Law No. 10,833 of December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-Brazilian residents, whether or not to other non-residents and whether made outside or within Brazil, are subject to taxation in Brazil at a rate of 15%, or 25% if made by investors domiciled in a Low or Nil Tax Jurisdiction (see below under “—Discussion on Low or Nil Tax Jurisdictions”). Although we believe that the ADSs will not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of Law 10,833 and the absence of any judicial guidance in respect thereof, we are unable to predict whether such interpretation will ultimately prevail in the Brazilian courts.

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

On March 16, 2016, the Federal Government converted Provisional Measure No. 692 into Law No. 13,259, which established progressive income tax rates applicable to capital gains derived from the sale of assets by Brazilian individuals. Furthermore, Law No. 13,259 provides the new rates, which range from 15% to 22.5%, depending on the gain derived by the Brazilian individual, as follows: (i) 15% on gains not exceeding R$5,000,000.00; (ii) 17.5% on gains over R$5,000,000.00 and not more than R$10,000,000.00; (iii) 20% on gains over R$10,000,000.00 and not higher than R$30,000,000.00; and (iv) 22.5% on gains over R$30,000,000.00.

According to Article 18 of Law 9,249/95, tax treatment applicable to capital gains earned by Brazilian individuals also applies to capital gains from the foreign residents (in transactions not carried out on the Brazilian stock exchange or over the counter market). Therefore, the new rates defined by Law No. 13,259 will also apply to foreign residents. These new provisions shall only take effect as of January 1, 2017.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for its 2016 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

Interest Rate Risk

On December 31, 2016, the amount of our outstanding debt which accrued interest at the CDI, TJLP, SELIC and IPCA floating interest rates totaled R$6,139 million. On the same date, we had cash and cash equivalents, in the amount of R$5,128 million in instruments accruing interest at the CDI rate.

Over a one year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2016 would have resulted in a variation of R$6 million in our interest expenses from financial contracts and a variation of R$5 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

Exchange Rate Risk

As of December 31, 2016, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

Our revenues are earned almost entirely in real, and we have no material foreign currency-denominated assets. We acquire our equipment and handsets from global suppliers, the prices of which are primarily denominated in U.S. dollars. Thus, we are exposed to foreign exchange risk arising from our need to make substantial dollar-denominated expenditures, particularly for imported components, equipment and handsets, that we have limited capacity to hedge. In order to hedge part of the exchange rate risk linked to capital expenditures and operating expenses, the Company has invested R$480 million in a U.S. dollar-denominated hard currency fund. Furthermore, depreciation of the real against the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products which may result in the adoption of deflationary government policies.

Item 12. Description of Securities Other than Equity Securities

A.       Debt Securities

Not applicable.

B.       Warrants and Rights

Not applicable.

C.       Other Securities

Not applicable.

D.       Description of American Depositary Receipts in Respect of Common Shares

Our depositary is J.P. Morgan Chase Bank, N.A., with its corporate trust office at which the ADRs will be administered is located at 4 New York Plaza, Floor 6, New York, NY, 10004, United States.

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

During the year ended December 31, 2016, we received from our depositary U.S.$ 3,025,207.70 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities.

See also “Item 10. Additional Information—E. Taxation.”

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)       Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2016. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and are effective in ensuring that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officers, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2016. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set out in the Committee of Sponsoring Organizations of the Treadway Commission framework set in 2013. Our management concluded that as of December 31, 2016, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

Our independent registered public accounting firm, PricewaterhouseCoopers Auditores Independentes, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2016.

(c)       Audit Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2016. Their attestation report on internal controls over financial reporting is included herein.

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

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five members and an equal number of alternates, who may or may not be shareholders, elected by the Board of Directors. In 2016, we have three members. Our Statutory Audit Committee has determined that one of its members, Mr. Herculano Aníbal Alves, an independent member of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

Item 16B. Code of Ethics

Code of Ethics

We have adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Executive Officers, controlling shareholders, members of our boards and committees, all employees and suppliers in accordance with CVM rules satisfying the requirements of Brazilian Law. Our Code of Ethics is filed as an exhibit to this annual report and is available on our website at http://www.tim.com.br/ir. The Code of Ethics is also available free of charge upon request. Such request may be made by mail, telephone or fax at the address set forth in the second paragraph of “Item 4. Information on the Company—A. History and Development of the Company—Basic Information.” The Code of Ethics was updated on the Board of Directors’ meeting held on May 3, 2010.

Our Code of Ethics addresses most of the principles set forth by the Securities and Exchange Commission in Section 406 of Sarbanes-Oxley. However, pursuant to company policy and section 156 of Brazilian corporate Law No. 6,404 an officer is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the company. This disqualification must be disclosed to the board. Moreover, an officer may only contract with the company under reasonable and fair conditions, identical to those that prevail in the market or under which the company would contract with third parties. Any contract entered into or performed in violation of this article is voidable and requires the offending officer to disgorge any benefits he received from such violation.

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

Item 16C. Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Auditores Independentes, during the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015
	(in thousands of reais)
Audit fees	4,963	3,261
Audit–related fees	169	706
Tax fees	–	–
All other fees	2,137	3,885
Total fees	7,269	7,852

Audit fees in the above table are the aggregate fees billed PricewaterhouseCoopers Auditores Independentes, in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes Oxley Act.

In 2016, our external auditors provided audit and audit-related services other than in connection with the audit of our financial statements. Such services included the review of the information Accounting Separation and Allocation Document (DSAC).

TIM and all other telecommunications and media operators in Brazil are required by Anatel to have certain quality indicators in the provision of multimedia and mobile services measured by an independent expert. In October 2011, Anatel published Regulations 574 and 575, which mandated the selection of a body responsible for measuring the quality of Brazilian broadband services offered to the population. As result, Anatel defined all the quality indicators and determined that PricewaterhouseCoopers EAQ Ltda., or PwC EAQ, would be engaged to provide this measurement service, with the total value of the services split between the telecommunications and media operators companies. In 2016, TIM paid R$2.1 million (R$3.8 million in 2015) for such services provided by PwC EAQ under the aforementioned Anatel regulations.

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

The Statutory Audit Committee is composed of at least three (3) and at the most five (5) members, all independent, and elected by the Board of Directors, who serve two-year terms of office, matching the terms of the members of the Board of Directors. Re-election is permitted up to, for a maximum period of 10 years. Our Board of Directors may dismiss members of the Statutory Audit Committee at any time and without cause.

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

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18.

Item 18. Financial Statements

See our audited consolidated financial statements beginning at page F-1.

Item 19. Exhibit Index

EXHIBIT INDEX

1.1	By-laws of TIM Participações S.A. approved at the Annual Shareholder’s Meeting held on April 11, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
2.1	Amended & Restated Deposit Agreement, dated as of February 27, 2017, among TIM Participações S.A., J.P. Morgan Chase Bank, N.A., as Depositary, and holders of American Depositary Receipts issued thereunder, which is incorporated by reference to Exhibit 99(A) to our Form F-6 POS filed with the Securities and Exchange Commission on February 27, 2017.
4.1*	Promissory Note, dated as of June 8, 2016, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower.
4.2*	English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 113/2016/SOR-ANATEL, dated as of July 26, 2016, between Anatel (the National Telecommunications Agency) and TIM Celular S.A.
4.3*	English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 114/2016/SOR-ANATEL, dated as of July 26, 2016, between Anatel (the National Telecommunications Agency) and TIM Celular S.A.
4.4	Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit Ltd. as lender, KfW IPEX-Bank GmbH, as facility agent and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.5	Facility Agreement, dated as of October 27, 2015, between Cisco Systems Capital Corporation, as Lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.6	English Summary of Credit Agreement – Contrato de Financiamento Mediante Abertura de Crédito N° 15.2.0825.1, dated as of December 29, 2015, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.
4.7	English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 144/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.8	English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 145/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.9	English Summary of Term of Authorization for Use of Radiofrequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.10	Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.11	Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.
4.12	Promissory Note, dated as of July 31, 2013, between Bank of America, N.A., as bank, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.13	Finance Contract, dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.14	Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.15	English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.16	English Summary of Term of Authorization for Use of Radiofrequencies, dated as of April 3, 2013, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.
4.17	Fourth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.18	Fifth Amendment, dated as of December 10, 2012, to the Loan Agreement between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, dated November 19, 2008 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 26, 2013.
4.19	Credit Agreement, dated as of January 28, 2008, between TIM Nordeste (incorporated by TIM Celular), as borrower, and Banco do Nordeste do Brasil S.A., as lender (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.20	Finance Contract, dated as of December 29, 2011, among European Investment Bank, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.21	Loan Agreement dated as of September 5, 2011, between Tim Celular and J.P. Morgan, under Resolution CMN No. 4131, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.

4.22	Loan Agreement dated as of September 6, 2011, between Tim Celular and Bank of America, under Resolution CMN No. 4131, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.23	Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (as later denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.24	Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and Eletropaulo Comunicações Ltda. (as later denominated TIM Fiber SP Ltda.) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.25	Credit Agreement, dated as of August 22, 2011, between Itaú as lender, and AES Communications Rio de Janeiro S/A. (as later denominated TIM Fiber RJ S/A) acquired by TIM Celular on October 2011, as borrower (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.26	Term of Authorization for provision of PCS service dated March 12, 2001 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.27	Term of Authorization for provision of PCS services dated February 26, 2010 authorization (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.28	Term of Authorization for provision of PCS services dated November 29, 2010 (English translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.29	Amendment No. 5 to Cooperation and Support Agreement with Telecom Italia dated April 24, 2012, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 14, 2012.
4.30	Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Celular S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.31	Guarantee and Indemnity Agreement, dated as of June 3, 2008, between European Investment Bank, as lender, TIM Nordeste S.A., as borrower, and TIM Participações S.A. as Guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.32	Finance Contract, dated as of June 3, 2008, between European Investment Bank, as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.33	Addendum to the Loan Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.34	Loan Agreement, dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Nordeste S.A. and TIM Celular S.A., as borrowers, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.35	Addendum to the Credit Agreement dated as of November 19, 2008, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.36	Facility Agreement, dated as of November 28, 2008, between BNP Paribas, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.37	Second Amendment to the Cooperation and Support Agreement, dated as of April 22, 2009, between Telecom Itália S.p.A. and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.38	Management Assistance Agreement, dated as of October 1, 2000, between Tele Nordeste Celular Participações S.A. and Telecom Italia Mobile S.p.A., which is incorporated by reference to the annual report of Tele Nordeste Celular Participações S.A. filed on Form 20-F with the Securities and Exchange Commission on July 2, 2001.
4.39	Credit Agreement, dated as of August 10, 2005, among BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender, TIM Celular, as borrower, and TIM Brasil, as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on May 16, 2006.
4.40	Authorization agreement for TIM Celular S.A. dated May 25, 2007 pursuant to which TIM is authorized to provide landline switched telephone services (STFC) in regions I, II and III, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 3, 2008.
4.41	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.42	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.43	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.44	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.45	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.46	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.47	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.48	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Nordeste S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.

4.49	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.50	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.51	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.52	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.53	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.54	Term of Authorization for Use of Radiofrequencies, dated as of April 29, 2008, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 26, 2009.
4.55	Term of Authorization for Use of Radiofrequencies, dated as of November 30, 2005, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.56	Term of Authorization for Use of Radiofrequencies, dated as of May 5, 2006, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
4.57	Term of Authorization for Use of Radiofrequencies, dated as of April 2, 2007, between Anatel (the National Telecommunications Agency) and Intelig Telecomunicações Ltda., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
6.1	Statement regarding computation of per share earnings, which is incorporated by reference to Note 35 to our consolidated financial statements included in this annual report.
8.1*	List of Significant Subsidiaries.
11.1	Code of Ethics (English translation), incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 30, 2010.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.

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

FX: The term foreign exchange is usually abbreviated as “forex” and occasionally as “FX.” The foreign exchange is the exchange of one currency for another, or the conversion of one currency into another currency. Foreign exchange also refers to the global market where currencies are traded virtually around-the-clock.

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

Dated: April 10, 2017

TIM PARTICIPAÇÕES S.A.

By:	/s/ Stefano De Angelis
Name: Stefano De Angelis
Title: Chief Executive Officer

By:	/s/ Adrian Calaza
Name: Adrian Calaza
Title: Chief Financial Officer

TIM Participações S.A. and Subsidiaries Financial statements as at December 31, 2016 and Report of Independent Registered Public Accounting Firm

TIM PARTICIPAÇÕES S.A.

FINANCIAL STATEMENTS

December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

TIM Participações S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of TIM Participações S.A. and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, Brazil

April 10, 2017

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In thousands of Reais)

	Notes	2016	2015 Revised (Note 2(e))	01/01/2015 Revised (Note 2(e))
Assets
Current Assets
Cash and cash equivalents	4	5,128,186	6,100,403	5,232,992
Marketable securities	5	479,953	599,414	-
Trade accounts receivable	6	2,919,177	2,858,089	3,537,417
Inventory	7	143,934	141,720	264,033
Indirect taxes and contributions recoverable	8	633,854	924,624	1,287,046
Direct taxes and contributions recoverable	9	334,806	329,722	362,114
Prepaid expenses	11	130,392	210,056	266,264
Financial instruments	38	82,454	608,915	47,541
Financial leases	15	2,818	1,969	1,525
Regulatory credits recoverable	16	83,107	149,180	-
Other current assets		168,718	116,154	182,018
		10,107,399	12,040,246	11,180,950
Non-current Assets
Long term receivables
Marketable securities	5	-	-	41,149
Trade accounts receivable	6	24,092	24,861	29,886
Indirect taxes and contributions recoverable	8	867,143	817,676	574,490
Direct taxes and contributions recoverable	9	200,898	170,521	162,859
Deferred taxes	10	41,690	14,526	537,097
Judicial deposits	12	1,294,125	1,106,041	986,017
Prepaid expenses	11	54,374	55,234	70,587
Financial instruments	38	134,468	490,659	463,157
Financial leases	15	201,944	197,966	193,511
Other non-current assets		12,442	12,117	11,926
		2,831,176	2,889,601	3,070,679

Property, Plant and Equipment	13	11,084,530	10,667,348	8,914,929
Intangible assets	14	10,632,575	9,959,193	9,322,634
		24,548,281	23,516,142	21,308,242
Total assets		34,655,680	35,556,388	32,489,192

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In thousands of Reais)

	Notes	2016	2015 Revised (Note 2(e))	01/01/2015 Revised (Note 2(e))
Liabilities
Current Liabilities
Suppliers	17	3,461,081	3,734,555	5,355,736
Borrowing and financing	19	1,145,225	2,326,187	1,281,554
Finance lease obligations	15	96,604	38,592	3,642
Financial instruments	38	36,163	109,512	67,044
Payroll and related charges		212,279	199,373	208,629
Indirect taxes, charges and contributions payable	20	453,130	501,768	645,896
Direct taxes, charges and contributions payable	21	363,739	213,880	162,311
Dividends payable	25	206,112	524,779	421,002
Authorizations payable	18	486,494	467,687	493,169
Deferred revenue	22	812,340	1,043,239	990,398
Other current liabilities		8,401	7,292	9,943
		7,281,555	9,166,864	9,639,324

Non-current liabilities
Borrowing and financing	19	5,574,557	5,600,250	5,472,865
Finance lease obligations	15	1,705,634	1,579,914	326,027
Financial instruments	38	45,310	-	-
Indirect taxes, charges and contributions payable	20	112	103	94
Direct taxes, charges and contributions payable	21	258,840	243,151	229,027
Deferred taxes	10	108,358	120,730	129,206
Provision for legal and administrative proceedings	23	478,482	415,611	406,509
Pension plan and other post-employment benefits		1,586	1,275	645
Provision for decommissioning costs	24	21,726	31,609	286,275
Authorizations payable	18	900,138	690,285	879,012
Deferred revenue	22	1,061,304	1,098,689	137,585
Other current liabilities		30,565	30,585	30,609
		10,186,612	9,812,202	7,897,854

Total liabilities		17,468,167	18,979,066	17,537,178

Shareholders’ Equity	25
Share capital		9,866,298	9,866,298	9,866,298
Treasury shares		(3,369)	(3,369)	(3,369)
Capital reserves		1,564,149	1,442,097	1,344,470
Accumulated other comprehensive income		(507)	1,887	2,303
Profit reserves		5,760,942	5,270,409	3,742,312

Total shareholders’ equity		17,187,513	16,577,322	14,952,014

Total liabilities and shareholders’ equity		34,655,680	35,556,388	32,489,192

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF INCOME

Years ended December 31

(In thousands of Reais, except otherwise stated)

	Notes	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))

Revenue	27	15,617,413	17,142,265	19,502,116

Cost of services provided and goods sold	28	(7,693,406)	(8,306,857)	(10,083,920)

Gross income		7,924,007	8,835,408	9,418,196

Operating income (expenses):
Selling expenses	28	(4,719,029)	(4,822,974)	(5,029,870)
General and administrative expenses	28	(1,258,722)	(1,195,277)	(1,130,754)
Other income (expenses), net	29	(522,060)	434,283	(775,032)
		(6,499,811)	(5,583,968)	(6,935,656)

Operating income		1,424,196	3,251,440	2,482,540

Financial income (expenses):
Financial income	30	750,450	862,708	714,547
Financial expenses	31	(1,156,485)	(1,115,524)	(997,294)
Foreign exchange variations, net	32	(4,845)	2,409	2,105
		(410,880)	(250,407)	(280,642)

Income before income and social contribution taxes		1,013,316	3,001,033	2,201,898

Income and social contribution taxes	33	(262,889)	(915,591)	(652,795)

Net income for the year		750,427	2,085,442	1,549,103

Earnings per share attributed to the Company’ shareholders (in R$ per share)

Basic earnings per share	34	0.31	0.86	0.64

Diluted earnings per share	34	0.31	0.86	0.64

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31

(In thousands of Reais)

	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))

Net income for the year	750,427	2,085,442	1,549,103

Other components of comprehensive income
Item not to be reclassified to income:
Remeasurement of post-employment benefit obligations, net of taxes	(204)	(416)	290

Item to be reclassified to income subsequently:
Cash flow hedge (Note 5)	(2,190)	-	-

Total comprehensive income for the year	748,033	2,085,026	1,549,393

The items included in the Statement of Comprehensive Income are recorded net of taxes.

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Reais)

			Profit reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Additional dividends proposed	Treasury shares	Equity valuation adjustments	Retained earnings	Total

Balances as at January 1st 2014 (as originally reported)	9,839,770	1,217,640	438,634	2,614,230	485,722	(3,369)	2,013	-	14,594,640

Adjustments from prior years (Note 2(e))	-	-	-	(372,704)	-	-	-	-	(372,704)
Balances as at January 1st 2014 - Revised (Note 2(e))	9,839,770	1,217,640	438,634	2,241,526	485,722	(3,369)	2,013	-	14,221,936
Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	-	1,549,103	1,549,103
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	290	-	290
Total comprehensive income for the year	-	-	-	-	-	-	290	1,549,103	1,549,393

Total contributions from shareholders and distributions to shareholders
Stock Options (Note 26)	-	5,687	-	-	-	-	-	-	5,687
Capital increase	26,528	-	-	-	-	-	-	-	26,528
Allocation of net income for the period:
Legal reserve (Note 25)	-	-	77,322	-	-	-	-	(77,322)	-
Dividends proposed (Note 25)	-	-	-	-	-	-		(367,274)	(367,274)
Recording of tax benefit reserve (Note 25)	-	121,143	-	-	-	-	-	(121,143)	-
Recording of expansion reserve (Note 25)	-	-	-	983,364	-	-	-	(983,364)	-
					(485,722)				(485,722)
Dividends recorded directly in shareholders’ equity	-	-	-	1,466	-	-	-	-	1,466

Total contributions from shareholders and distributions to shareholders	26,528	126,830	77,322	984,830	(485,722)	-	-	(1,549,103)	(819,315)

Balances as at December 31, 2014 and/or January 1st, 2015 - Revised (Note 2(e))	9,866,298	1,344,470	515,956	3.226.356	-	(3,369)	2,303	-	14,952,014
Total comprehensive income for the year

Net income for the year	-	-	-	-	-	-	-	2,085,442	2,085,442
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	(416)	-	(416)
Total comprehensive income for the year	-	-	-	-	-	-	(416)	2,085,442	2,085,026

Total contributions from shareholders and distributions to shareholders
Stock Options (Note 26)	-	4,504	-	-	-	-	-	-	4,504
Allocation of net income for the year:
Legal reserve (Note 25)	-	-	103,557	-	-	-	-	(103,557)	-
Dividends proposed (Note 25)	-	-	-	-	-	-		(468,616)	(468,616)
Tax benefit reserve (Note 25)	-	93,123	-	-	-	-	-	(93,123)	-
Recording of expansion reserve (Note 25)	-	-	-	1,420,146	-	-	-	(1,420,146)	-

Dividends recorded directly in shareholder’s equity	-	-	-	4,394	-	-	-	-	4,394
Total contributions from shareholders and distributions to shareholders	-	97,627	103,557	1,424,540	-	-	-	(2,085,442)	(459,718)

Balances as at December 31, 2015 - Revised (Note 2(e))	9,866,298	1,442,097	619,513	4,650,896	-	(3,369)	1,887	-	16,577,322
Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	-	750,427	750,427
Remeasurement of post-employment benefit obligation	-	-	-	-	-	-	(204)	-	(204)
Cash flow hedge	-	-	-	-	-	-	(2,190)	-	(2.190)
Total comprehensive income for the year	-	-	-	-	-	-	(2,394)	750,427	748,033

Total contributions from shareholders and distributions to shareholders
Stock Options (Note 26)	-	3,802	-	-	-	-	-	-	3.802
Allocation of net income for the year:
Legal reserve (Note 25)	-	-	37,521	-	-	-	-	(37,521)	-
Dividends proposed (Note 25)	-	-	-	-	-	-		(148,664)	(148,664)
Tax benefit reserve (Note 25)	-	118,250	-	-	-	-	-	(118,250)	-
Recording of expansion reserve (Note 25)	-	-	-	445,992	-	-	-	(445,992)	-

Dividends recorded directly in shareholders’ equity	-	-	-	7,020	-	-	-	-	7.020
Total contributions from shareholders and distributions to shareholders	-	122,052	37,521	453,012	-	-	-	(750,427)	(137.842)
Balances as at December 31, 2016	9,866,298	1,564,149	657,034	5,103,908	-	(3,369)	(507)	-	17,187,513

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW

Years ended December 31

(In thousands of Reais)

	Note	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))
Operations
Income before income tax and social contribution		1,013,316	3,001,033	2,201,898
Adjustments to reconcile income with net cash from operations:
Depreciation and amortization		3,785,172	3,361,971	3,052,579
Gain on sale of property, plant and equipment (leaseback)	1b/29	(44,036)	(1,210,980)	-
Residual value of property and equipment, and intangible assets written-off		19,528	11,704	15,659
Interest from obligations arising from asset retirement obligation	24	1,146	3,961	7,915
Provision for administrative and legal proceedings	23	375,242	359,973	264,338
Monetary correction of judicial deposits and administrative and judicial proceedings		41,010	28,857	(6,211)
Monetary correction of dividends		-	-	10,957
Interest, monetary and exchange variations of borrowing and other financial adjustments		625,865	743,992	735,859
Lease interest payable	31	246,280	145,274	43,904
Lease interest receivable	30	(25,756)	(24,045)	(32,085)
Losses on doubtful accounts	28	266,442	230,357	248,576
Stock options	26	3,802	4,504	5,687
		6,308,011	6,656,601	6,549,076
Cash from operating activities
Decrease (increase) in operating assets:
Trade accounts receivable		(291,825)	535,736	(204,173)
Taxes and contributions recoverable		206,143	157,232	(375,939)
Inventory		(2,214)	122,313	32,796
Prepaid expenses		80,524	71,561	(33,591)
Judicial deposits		(128,256)	(70,491)	(232,952)
Other current assets		26,064	(75,204)	(33,279)
Increase (decrease) in operating liabilities:
Payroll, profit sharing and related charges		12,906	(9,256)	38,074
Suppliers		(296,014)	(1,808,097)	19,521
Tax, charges and contributions		(214,353)	(493,936)	(225,866)
Authorizations payable		199,163	(247,806)	1,294,640
Payment of legal and administrative proceedings	23	(413,209)	(429,261)	(256,497)
Deferred revenue		(337,806)	11,552	(18.703)
Other current liabilities		(156,886)	(142,760)	(112,783)
Net cash from operations		4,992,248	4,278,184	6,441,018

Cash from investment activities
Investment activities
Financial assets at fair value		119,461	(558,264)	(12,468)
Cash received from property and equipment sales	1.b	133,708	2,498,421	-
Additions to property and equipment, and intangible assets		(4,502,397)	(4,764,239)	(6,850,889)
Net cash used in investment activities		(4,249,228)	(2,824,082)	(6,863,357)

Cash from financing activities
Increase in capital – share issue
Financing activities		-	-	26,199
New borrowing		1,304,492	1,262,351	2,302,691

Repayment of borrowing	(2,685,938)	(1,711,497)	(984,342)
Payment of finance leases	(178,818)	(82,092)	(17,586)
Derivative financial instruments	305,336	304,994	(123,375)
Dividends paid	(460,309)	(360,447)	(835,898)
Net Cash from (used in) financing activities	(1,715,237)	(586,691)	367,689

Increase (decrease) in cash and cash equivalents, net	(972,217)	867,411	(54,650)

Cash and cash equivalents at the beginning of the year (Note 4)	6,100,403	5,232,992	5,287,642
Cash and cash equivalents at the end of the year (Note 4)	5,128,186	6,100,403	5,232,992

Supplementing disclosure on consolidated cash flow

	2016	2015	2014

Interest paid	573,538	456,076	383,469
Income tax and social contribution paid	199,173	222,450	185,826
Additions to property, plant and equipment, and intangible assets – without cash effects	(137,199)	(1,244,803)	(3,287)
Increase in lease obligations – without cash effects	137,199	1,244,803	-

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

1.	Operations

(a)	Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or the “Company”) is a publicly-held corporation based in the city of Rio de Janeiro, Rio de Janeiro State, and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at December 31, 2016 (66.58% as at December 31, 2015). The main purpose of the Company and its subsidiaries (the “Group”) is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“ANATEL”).

The Company’s shares are traded on the Futures and Commodities Exchange - BM&F at São Paulo Stock Exchange - BOVESPA. Additionally, TIM Participações trades its Level II American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”) in the US. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the US Securities and Exchange Commission (“SEC”).

TIM Participações S.A.’s direct subsidiaries

(a)	TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of the shares of TIM Celular. This subsidiary provides Fixed Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Services (“SMP”) and Multimedia Communication Services (“SCM”) in all Brazilian states and in the Federal District.

(b)	Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of the shares of Intelig. This subsidiary provides STFC – Local voice services and SCM services in all Brazilian states and in the Federal District (“DF”).

(b)	Significant Transaction – Sale of Towers

TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 of up to 6,481 telecommunications towers then owned by TIM Celular, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with for the payment of monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements determine the transference of the ownership of the towers in tranches to ATC, due to the need to meet certain conditions precedent.

This transaction will benefit the Company’s operating and financial capacity, allowing it to expand its investments and improve quality.

A total of five transfers occurred on April 29, 2015, September 30, 2015, December 16, 2015, June 9, 2016, and December 20, 2016. Until now, 5,819 towers (5,483 in 2015 and 336 in 2016), representing 89.8% of the total, were transferred, and a total of R$2,498,421 was received in cash in 2015 and R$133,708 in 2016.

The gain on the portion of the assets effectively sold, amounting to R$44,036 and R$1,210,980, was recognized in income for the years ended December 31, 2016 and 2015, respectively, net of

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

transaction costs, while the gain on the portion of the towers subject to sale and leaseback, amounting to R$70,856 as at December 31, 2016 (R$1,002,393 as at December 31, 2015), net of transaction costs, was deferred for the duration of the corresponding financial lease agreements (Note 22).

The discount rate used in the transaction was determined based on observable market transactions that the Company (lessee) would have to pay under a similar lease or borrowing arrangement. The amounts calculated and discount rates applied to each tranche are disclosed in Note 15.

The effects on the accounts were as follows:

	Dec/2016	Dec/2015
Number of towers sold	336	5,483
Sales amount	133,708	2,498,421
Asset residual value and transaction costs	(32,014)	(487,795)
Gain on the transaction	101,694	2,010,626

Effect on sales revenue:
Income from disposal of assets	42,207	1,253,618
Asset residual value and transaction costs	(10,401)	(247.572)
Net impact of decommissioning costs reversal	12,230	204.934
Effect on pre-tax income (heading “other operating income (expenses), net”)	44,036	1,210,980
Income and Social contribution taxes	(12,565)	(372,140)

Net effect on income for the year	31,471	838,840

Deferred revenue	70,856	1,002,393

Property, plant and equipment leased back	92,835	1,244,803

Finance lease obligation ("leaseback")	92,835	1,244,803

Effect on net debit (i)	42,207	1,253,618

(i)       Represents the total amount of the sale less the finance lease obligation.

Additionally, financial leases for newly built towers in the amount of R$15,000 was recorded in the third and fourth quarters of 2016, as provided for in the agreements entered into with American Tower on November 21, 2014.

2.	Basis for preparation and disclosure of the financial statements

The financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

The significant accounting policies applied to the preparation of the financial statements are described below and/or presented in their relevant notes. These policies were consistently applied to the years/periods presented, unless otherwise indicated.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(a)	General preparation and disclosure criteria

The financial statements were prepared using the historical cost as the base value, and financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities of which are totally classified as non-current.

(b)	Functional currency and presentation currency

The presentation currency for the financial statements is the Brazilian Real (“R$”), which is also the functional currency for all the companies consolidated in this financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate issued on the date of the balance sheet by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

(c)	Segment information

Operating segments are the components of the entity which develop business activities from which revenue can be obtained and in relation to which expenses are incurred. Their operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (CODM), in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s CODM, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning matters are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploiting the SMP, STFC and SCM licenses.

(d)	Consolidation procedures

Subsidiaries are all entities in which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured based on the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer as at the date

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

 when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as other income, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses relating to these transactions, are eliminated. The accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

(e)	Correction (“revision”) of previous years’ balances

During the year 2016, the Company identified errors related to prior years in relation to the revenue recognition for prepaid phone credit sold by third parties (“trading partners”). Even though the pre-paid revenue is recognized based on the consumption of the credits by the clients, during the reconciliation process an undue adjustment was identified in relation to the difference in the credit balances held by the trading partners and the credit effectively activated in the pre-paid operational system for use by end customers. Pursuant to the guidance of Staff Accounting Bulletin ("SAB") No. 99, "Materiality", the Company evaluated the materiality of these amounts quantitatively and qualitatively and has concluded that the amounts described above were not material to its annual prior periods financial statements or trends of financial results, which the net impact on the income statements for the years ended December 31, 2015 and 2014 was R$14 million and R$ 3 million, respectively, and R$373 million on retained earnings at January 1st, 2014. However, because of the significance of the cumulative out-of-period adjustment to the 2016 fiscal year, the financial statements for years prior to 2016 fiscal year have been revised in accordance with SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements".

These adjustments have not impacted the Company’s cash and cash equivalents position, nor have they changed the cash flow financial statements, nor impacted compliance with the provisions of the covenants relating to the Financing of the Company. Consequently, these errors in prior periods resulted in adjustments to the following accounting items in the financial statements:

1	– Taxes and contributions recoverable;

2	– Trading partners;

3	– Deferred revenue, net of commission to trading partners;

4	– Equity;

5	– Revenue;

6	– Commissions to trading partners;

7	– Other retentions;

8	– Interests on taxes; and

9	– Income and social contribution taxes on adjustments.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	Balance Sheet 01/01/14 (Reported)	Adjustments	Balance Sheet 01/01/14 (Revised)
ASSETS

Current (1)	10,740,804	6,548	10,747,352
Non-current (1)	17,190,918	134,362	17,325,280

Total assets	27,931,722	140,910	28,072,632

LIABILITIES

Current (2 and 3)	8,048,103	513,614	8,561,717
Non-current	5,288,979	-	5,288,979
Shareholders’ equity (4)	14,594,640	(372,704)	14,221,936

Total liabilities and shareholders’ equity	27,931,722	140,910	28,072,632

	Balance Sheet 12/31/14 (Reported)	Adjustments	Balance Sheet 12/31/14 (Revised)
ASSETS

Current (1)	11,174,415	6,535	11,180,950
Non-current (1)	21,168,729	139,513	21,308,242

Total assets	32,343,144	146,048	32,489,192

LIABILITIES

Current (2 and 3)	9,123,256	516,068	9,639,324
Non-current	7,897,854	-	7,897,854
Shareholders’ equity (4)	15,322,034	(370,020)	14,952,014

Total liabilities and shareholders’ equity	32,343,144	146,048	32,489,192

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	Statement of income 12/31/14 (Reported)	Adjustments	Statement of income in 12/31/14 (Revised)

Revenue (5)	19,498,165	3,951	19,502,116
Cost of services rendered and goods sold	(10,083,920)	-	(10,083,920)

Gross income	9,414,245	3,951	9,418,196

Operating income (expenses) (4/6 and 7)	(6,928,556)	(7,100)	(6,935,656)

Operating income	2,485,689	(3,149)	2,482,540

Financial income (expenses) (8)	(292,772)	12,130	(280,642)

Income before income and social contribution taxes	2,192,917	8,981	2,201,898

Income and social contribution taxes (9)	(646,498)	(6,297)	(652,795)

Net income for the year	1,546,419	2,684	1,549,103

Basic earnings per share	0.64	0.00	0.64

Diluted earnings per share	0.64	0.00	0.64

	Balance Sheet 12/31/15 (Reported)	Adjustments	Balance Sheet 12/31/15 (Revised)
ASSETS

Current (1)	12,033,273	6,973	12,040,246
Non-current (1)	23,370,379	145,763	23,516,142

Total assets	35,403,652	152,736	35,556,388

LIABILITIES

Current (2 and 3)	8,658,406	508,458	9,166,864
Non-current	9,812,202	-	9,812,202
Shareholders’ equity (4)	16,933,044	(355,722)	16,577,322

Total liabilities and shareholders’ equity	35,403,652	152,736	35,556,388

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	Statement of income 12/31/15 (Reported)	Adjustments	Statement of income in 12/31/15 (Revised)

Revenue (5)	17,138,851	3,414	17,142,265
Cost of services rendered and goods sold	(8,306,857)	-	(8,306,857)

Gross income	8,831,994	3,414	8,835,408

Operating income (expenses) (4/6 and 7)	(5,587,777)	3,809	(5,583,968)

Operating income	3,244,217	7,223	3,251,440

Financial income (expenses) (8)	(264,378)	13,971	(250,407)

Income before income and social contribution taxes	2,979,839	21,194	3,001,033

Income and social contribution taxes (9)	(908,694)	(6,897)	(915,591)

Net income for the year	2,071,145	14,297	2,085,442

Basic earnings per share	0.85	0.01	0.86

Diluted earnings per share	0.85	0.01	0.86

(f)	Approval of the financial statements

These financial statements were approved by the Company’s Board of Directors on April 5, 2017.

(g)	New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but are not in force for the year 2016. The early adoption of these standards, although encouraged by the IASB, has not been implemented by management.

IFRS 9

“Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The determination is made upon initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The standard comes into force on January 1st, 2018.

Although the Group has not yet completed its assessment of the impact of IFRS 9, its adoption is not expected to have a material impact on the financial statements. The new provisions regarding the classification of assets, depending on the existing business model for these assets, may give rise to changes in measurement and presentation, and the provisions on accounting for impairment losses on financial assets may in certain cases lead to advance recognition of these losses.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

IFRS 15

In May 2014, the IASB issued IFRS 15 "Revenue from Contracts with Customers", effective from January 1st, 2018. The application of this standard may have a material effect on the presentation of financial statements, depending on the business model adopted.

The new provisions address the following issues:

•     In the case of contracts with multiple performance obligations (in example, mobile contract plus handset) with subsidized products delivered in advance, a larger portion of the total remuneration is attributable to the component supplied in advance (handset), requiring the prior recognition of revenue. This generates the recognition of what is known as a contractual asset - an amount receivable resulting from the contract with a customer that has not yet been recognized in the Company's equity position.

•     At the same time, this leads to higher revenue from the sale of goods and products and reduces the revenue from the provision of services.

•     Future capitalization and allocation of expenses related to sales commission (cost of acquisition of customers) over the estimated period of customer retention.

•     Increase in total assets upon initial adoption due to the capitalization of the contractual assets and costs of acquisition of customers.

•     Deferral, for example later recognition of revenue in cases where "material rights" are granted, such as offering additional discounts for future purchases of additional products.

Although a reliable estimate of quantitative effects is not possible until the completion of the implementation process of the new standard, we estimate that the main impact for the Company will be in relation to new customer retention (loyalty) contracts that: (1) include services together with the provision of subsidized products; and (2) discounts on products that should be allocated proportionally to revenue from products and services.

IFRS 16

In January 2016, IASB issued IFRS 16 "Leases", effective from January 1, 2019. The application of this standard may generate a material effect on the presentation of the results of the Group's operations, depending on the business model applied.

In particular:

•     Whereas there was previously a requirement to disclose the obligations for the payment of expenses related to operating leasing operations in the notes to the financial statements, from the implementation of the new rule the rights and obligations resulting from the lease transactions should be recognized as rights-of-use and financial leases in the Balance Sheet.

•     The Group predicts an increase in total assets upon initial adoption on account of the increase in lease liabilities, as well as a similar increase in non-current assets due to the right-of-use assets to be capitalized.

•     The increase in lease liabilities will lead to a corresponding increase in net debt.

•     Going forward, depreciation charges and interest expenses will be recognized in the income statement instead of operating lease expenses. This will give rise to a significant improvement in EBITDA and to a similar increase in net cash from operating activities reported in the statement of cash flow.

•     For the Group as lessor, the new lease definitions may also impact the number of items to be accounted for as leases.

The effects will be evaluated as part of an IFRS 16 implementation project, and a reliable estimate at that time of the quantitative effects is not possible until the project has been completed.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on the financial statements of the Group.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

3.	Estimates and critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances as at the date of the financial statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcomes. The estimates and assumptions that carry a significant risk with a probability of causing relevant adjustments to the book values of assets and liabilities for the next fiscal years are shown below:

(a)	Impairment losses of non-financial assets

Losses arising from impairment take place when the book value of an asset or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of fair value less costs to sell is based on information available from sale transactions involving similar assets, or on market prices less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flow is derived from the Company’s business plan. Since this is an ongoing business, from the fifth projection year a perpetual nominal growth rate for cash flow was estimated (note 14).

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment testing.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rates of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The main non-financial assets valued this way included goodwill based on future profitability recorded by the Company (note 14), and the need for impairment adjustments was not identified as at December 31, 2016.

(b)	Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carried forward and of temporary differences takes into account estimates of taxable income (Note 10).

(c)	Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and by internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, the available case law, recent court decisions, their relevance in the legal order, as well as payment history. Such reviews involve the use of Management’s judgment (Note 23).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(d)	Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that take into account observable data or observable data derived from the market (Note 38).

(e)	Unbilled revenue

Considering that some billing cut-off dates fall on intermediate dates within the months, at the end of each month there is revenue already earned by the Company but not effectively billed to the customers. This unbilled revenue is recorded based on estimates which take into account historical data regarding usage and number of days since the last billing date, among other factors.

(f)	Sale and leaseback

Sale and leaseback transactions involve the Group selling an asset and immediately acquiring the right to use the same asset by entering into a lease agreement with the buyer. The accounting treatment of sale and leaseback transactions depends on the substance of each transaction (by applying the principles of lease classification).

For financial sale and leaseback transactions, the total gain is deferred and amortized over the lease term. For operational sale and leaseback, generally the assets are sold at fair value, and consequently the gain or loss on the sale is immediately recognized in the income statement.

At the beginning of the lease term, the Company recognizes finance leases as assets and liabilities on its balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the beginning of the lease.

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay an amount on a similar lease contract or loan. As mentioned in Note 1.b, the discount rates applied by Management in the transactions carried out during the year were significant to the calculation of the portion of the gain recorded through profit and loss, as well as the portion of the deferred gain, which is being amortized over the lease term.

4.	Cash and cash equivalents

These are financial assets classified as loans and receivables, accounted for at amortized cost using the effective interest rate method. The Company’s Management determines the classification of its financial assets upon initial recognition.

	2016	2015

Cash and cash equivalents	92,860	113,244
Short term bank deposits:
CDB/Repurchases	5,035,326	5,987,159

	5,128,186	6,100,403

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short term obligations of the Company.

The annual average return on the Company’s investments regarding CBDs and Repurchases, including those not classified as cash and cash equivalents, is 101.10% (101.30% as at 31 December, 2015) of the Interbank Deposit Certificate - CDI rate.

5.	Marketable securities

	2016	2015

Foreign exchange fund	479,953	599,414

Current portion	(479,953)	(599,414)

Shares in a non-exclusive foreign exchange fund were purchased during 2015. This foreign exchange fund has daily liquidity in order to follow the variations of the US Dollar, and is basically formed of highly liquid public securities. The investment is intended to reduce foreign exchange risk on repayments to suppliers in foreign currency. The classification as securities occurs due to significant changes in the interest rate in the event of early redemption.

During the period ended December 31, 2016, approximately 2% of the foreign exchange fund shares were designated as cash flow hedges.

6.	Trade accounts receivable

These are financial assets classified as borrowing and receivables, which refer to accounts receivable from users of telecommunications services, from network use (interconnections) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”).

Losses on doubtful accounts were recognized as deduction from the accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by the Company’s management.

The fair value of accounts receivable equals the book value recorded at December 31, 2016 and December 31, 2015. A portion of the accounts receivable, relating to the pre and post-paid business, is used to secure the total amount of BNDES borrowing (Note 19).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	2016	2015

Billed services	1,175,091	995,879
Unbilled services	653,333	667,886
Network use	527,179	448,064
Sale of goods	956,056	1,120,449
Other accounts receivable	2,062	2,053
	3,313,721	3,234,331

Allowance for doubtful accounts	(370,452)	(351,381)
	2,943,269	2,882,950

Current portion	(2,919,177)	(2,858,089)
Non-current portion	24,092	24,861

Changes in allowances for doubtful accounts were as follow:

	2016	2015

Opening balance	351,381	373,577
Additions	266,442	230,357
Write-off	(247,371)	(252,553)
Closing balance	370,452	351,381

The aging of the accounts receivable is as follows:

	2016	2015

Current	2,378,345	2,153,088
Past due for up to 30 days	231,024	189,186
Past due for up to 60 days	107,584	57,822
Past due for up to 90 days	135,164	406,850
Past due for more than 90 days	461,604	427,385
	3,313,721	3,234,331

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

7.	Inventory

Inventory is stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	2016	2015

Mobile handsets and tablets	132,857	123,664
Accessories and pre-paid cards	18,115	19,762
TIM chips	13,114	12,170
	164,086	155,596

Losses on adjustment to realizable amount	(20,152)	(13,876)
	143,934	141,720

8.	Indirect taxes and contributions recoverable

	2016	2015 Revised (Note 2(e))

ICMS	1,465,088	1,708,059
Other	35,909	34,241
	1,500,997	1,742,300

Current portion	(633,854)	(924,624)
Non-current portion	867,143	817,676

The Value Added Tax or “ICMS - Imposto sobre Circulação de Mercadorias e Serviços” recoverable basically refers to (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 months), and (ii) ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

9.	Direct taxes and contributions recoverable

	2016	2015 Revised (Note 2(e))

Income tax (IR) and Social contribution on income (CSL) (i)	431,005	185,804
PIS/COFINS (ii)	52,879	233,326
Other	51,820	81,113
	535,704	500,243

Current portion	(334,806)	(329,722)
Non-current portion	200,898	170,521

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(i)	The amounts relating to income tax and social contribution on income refer to the anticipation of IR/CS during the year (the Company changed its option from quarterly to monthly payments – Note 21).

(ii)	The Employees' Profit Participation Program (“Programa de Integração Social – PIS”) and Tax for Social Security Financing (“Contribuição para o Financiamento da Seguridade Social - COFINS”) amounts recoverable refer to: (i) credits arising from a legal proceeding with a final favorable decision, regarding the unconstitutionality of the broadening of the calculation base for these contributions under Law 9718/98; (ii) credits for the purchase of inventory of goods for resale, basically handsets, tablets and modems; and (iii) credits calculated on rights and services used as inputs, in accordance with the applicable legislation.

10.	Deferred taxes

Deferred taxes on income and social contribution are recognized on: (1) accumulated carryforward losses on income tax and social contribution; and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the financial statements. Deferred income tax is determined using enacted tax rates (and tax laws) enacted or substantially enacted up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income tax and social contribution credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicates that is likely the future realization of those tax credits.

The balances of deferred income tax and social contribution credits and debits are shown in the balance sheet at their net amounts, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax credits and debits belonging to different entities are in general shown separately, not at their net amounts.

As at December 31, 2016 and 2015, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in Note 33 are also being considered in the deferred taxes.

The amounts recorded are as follow:

Assets (liabilities)
	2016	2015
Deferred taxes – Liabilities
Deemed cost – Intelig	(108,358)	(120,730)
	(108,358)	(120,730)
Deferred taxes – Assets
Carryforward losses – Income tax	935,146	1,034,243
Carryforward losses - Social contribution	350,271	385,946
Temporary differences:
Provision for legal and administrative proceedings	162,622	141,246
Allowance for doubtful accounts	132,779	122,299
Adjustment to net present value – 3G license	13,008	14,950
Deferred tax on IFRS adjustments:
Acquisition of stocks from minority shareholders	53,569	53,569
Business combination – Intelig acquisition	71,405	71,405
Others	8,200	11,731
Lease of LT Amazonas Infrastructure	16,144	11,022
Profit sharing	27,520	16,594
Taxes with suspended enforceability	12,872	12,872
Amortized goodwill – TIM Fiber	(328,152)	(264,639)
Derivative financial instruments	(46,053)	(336,621)
Capitalized interests on 4G authorization	(173,408)	(84,751)
Other	31,471	56,975
	1,267,394	1,246,841

Deferred taxes asset not recognized due to lack of expected future taxable income (Intelig and TIM Participações)	(1,225,704)	(1,232,315)
	41,690	14,526

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on the history of profitability and the projected future taxable earnings. Based on these projections, the subsidiary expects to recover the credits as follows:

Deferred income tax and social contribution
2017	120,878
2018	127,534
Carryforward losses	248,412

Temporary differences	(206,722)

Total credits recoverable	41,690

The estimates regarding the recovery of tax assets were calculated taking into account the financial and business assumptions available at the year end of 2016.

The subsidiary TIM Celular used credits related to tax carry forward losses and the negative basis of social contribution in the amount of R$127,216 for the year ended December 31, 2016 (R$206,083 as at December 31, 2015).

Deferred taxes assets not recognized

Considering that TIM Participações S.A. does not carry out activities that may generate income tax and social contribution taxable income, no deferred taxes asset have been recognized on carry forward losses income tax and social contribution tax losses and temporary differences, totaling R$99,241 at December 31, 2016 (R$93,215 at December 31, 2015), was recognized.

In the case of the subsidiary Intelig, considering that it has not presented a taxable income history or estimates of sufficient future taxable income, no deferred taxes asset have been recognized on carry forward losses (income tax and social contribution) and temporary differences, in the amount of R$1,126,463 as at December 31, 2016 (R$1,139,100 as at December 31, 2015), of which R$993,087 refers to tax losses and the negative base of social contribution, and R$133,376 to temporary differences.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

11.	Prepaid expenses

	2016	2015
Advertising not released (*)	85,905	162,145
Rentals and insurance	58,366	46,936
Network swap (**)	28,932	37,674
Other	11,563	18,535
	184,766	265,290

Current portion	(130,392)	(210,056)
Non-current portion	54,374	55,234

(*) Represent early payments of expenses from the advertising of TIM brand products and services, which were recognized in income for the period of advertising broadcasting.

(**) On April 1st, 2010, the subsidiary Intelig and GVT (currently Telefónica’s Group) entered into an onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their correspondent operation areas. Given the economic nature of the transaction, the amount was recognized in (current and non-current) prepaid expenses and deferred revenue (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of ten years.

12.	Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	2016	2015

Civil	471,922	361,689
Labor	468,009	420,112
Tax	291,745	268,825
Regulatory	111	109
Other (*)	62,338	55,306

Non-current portion	1,294,125	1,106,041

(*) Refer to financial investments related to certain judicial proceedings.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving consumer rights issues, among others.

There are some proceedings involving different issues, challenging the amounts set by ANATEL for leaving certain frequency bands, to allow the implementation of 4G technology, after TIM Celular won the auction. In this case, the updated court deposit amounts to R$59,546 (R$53,559 as of December 31, 2015).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

Labor

These represent amounts deposited in court as guarantees of execution and for the filing of appropriate appeals, the relevant matters or amounts of which are still being discussed. The total balance is distributed among the several claims filed by the Company’s employees and third party service providers.

Tax

The Company and its subsidiaries have placed court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i)	2% increase in the ICMS rate for the Fund for the Eradication of Poverty (“FECP”) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$87,093 (R$80,205 as at December 31, 2015).

(ii)	Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending towards to provide a favorable decision to the taxpayers in such matter. The current value of these deposits is R$67,697 (R$64,968 as at December 31, 2015).

(iii)	Liability for Provisional Contribution on Financial Activities (“Contribuição Provisória sobre Movimentações Financeiras - CPMF”) on the capitalization of loans; recognition of the right not to pay contributions allegedly due on a simple change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$33,489 (R$31,450 as at December 31, 2015).

(iv)	Constitutionality of collection of the Operations Monitoring Charge (“TFF”) by several municipal authorities. The current value of these deposits is R$13,542 (R$11,450 as at December 31, 2015).

(v)	Tax authorities has not approved the offsetting of federal debts against credits of Withholding Tax (“IRRF”), arguing that the credits were insufficient, as well as the judicial deposit (escrow account) was not sufficient to allow the Company to obtain a Tax Clearance Certificate. The current value of these deposits is R$10,036 (R$9,340 as at December 31, 2015).

(vi)	Liability for Services Tax (Imposto sobre Serviços - ISS”) on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station (“BTS”) maintenance services, and liability for ISS on the Company’s services and on Co-billing services and software licensing (Blackberry). The Company is seeking for its right to take advantage of the spontaneous complaint in order to remove the confiscatory fines for late payment. The current value of these deposits is R$6,453 (R$5,524 as at December 31, 2015).

(vii)	Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on communication services, including on amounts charged for access, adhesion, activation, habilitation, availability, subscription and use of services, among others. The current value of these deposits is R$5,745 (R$5,479 as at December 31, 2015).

(viii)	Volunteered reports of tax debits and consequent cancellation of fines for late payment. The current value of these deposits is R$4,222 (R$4,001 as at December 31, 2015).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(ix)	Judicial deposit made by Intelig related to the unconstitutionality and illegality of charging the contribution for the Fund for Universal Access to Telecommunications Services (“Fundo de Universalização dos Serviços de Telecomunicação - FUST”). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenue from interconnection and Industrial Exploration of Dedicated Line (“Exploração Industrial de Linha Dedicada - EILD”), as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL ruling 7/2005. The current value of these deposits is R$48,873 (R$43,323 as at December 31, 2015).

13.	Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses if applicable. Depreciation is calculated on a straight line basis over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment, with a counter-entry to the liability "provision for decommissioning costs". Interest incurred on the updating of the provision is classified as a financial expense.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating income/ (expenses)” in the statement of income.

On January 1, 2009 Intelig, upon its initial adoption of IFRS, used deemed cost to measure its property, plant and equipment assets. After this, property, plant and equipment were recorded at their acquisition and/or construction historical cost. Both (deemed cost and historical cost) are deductible from the accumulated depreciation and from the impairment losses, if applicable.

(a)	Changes in property, plant and equipment

	2015	Additions	Disposals	Transfers	2016
Cost of property, plant and equipment, gross
Commutation/transmission equipment	16,164,178	-	(57,363)	1,125,439	17,232,254
Fiber optic cables	563,995	-	(19)	36,528	600,504
Free leased handsets	1,952,079	7	(26,089)	145,337	2,071,334
Infrastructure	4,933,743	107,828	(127,470)	354,942	5,269,043
Informatics assets	1,501,480	-	(5,482)	54,616	1,550,614
General use assets	650,580	-	(24,163)	49,265	675,682
Land	40,794	-	-	-	40,794
Construction in progress	1,119,800	2,433,983	31,950	(1,766,127)	1,819,606
Total property, plant and equipment, gross	26,926,649	2,541,818	(208,636)	-	29,259,831

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

Accumulated depreciation
Commutation/transmission equipment	(10,653,118)	(1,366,859)	50,769	-	(11,969,208)
Fiber optic cables	(200,123)	(42,589)	3	-	(242,709)
Free leased handsets	(1,783,940)	(136,262)	14,974	-	(1,905,228)
Infrastructure	(1,884,692)	(416,085)	75,845	-	(2,224,932)
Informatics assets	(1,296,837)	(81,267)	5,441	-	(1,372,663)
General use assets	(440,591)	(40,944)	20,974	-	(460,561)
Total accumulated depreciation	(16,259,301)	(2,084,006)	168,006	-	(18,175,301)

Property, plant and equipment, net
Commutation/transmission equipment	5,511,060	(1,366,859)	(6,594)	1,125,439	5,263,046
Fiber optic cables	363,872	(42,589)	(16)	36,528	357,795
Free leased handsets	168,139	(136,255)	(11,115)	145,337	166,106
Infrastructure	3,049,051	(308,257)	(51,625)	354,942	3,044,111
Informatics assets	204,643	(81,267)	(41)	54,616	177,951
General use assets	209,989	(40,944)	(3,189)	49,265	215,121
Land	40,794	-	-	-	40,794
Construction in progress	1,119,800	2,433,983	31,950	(1,766,127)	1,819,606
Total property, plant and equipment, net	10,667,348	457,812	(40,630)	-	11,084,530

	2014	Additions	Disposals	Transfer	2015
Cost of property, plant and equipment, gross
Commutation/transmission equipment	14,985,191	12,230	(730,640)	1,897,397	16,164,178
Fiber optic cables	517,558	-	(720)	47,157	563,995
Free leased handsets	1,800,938	-	(20,853)	171,994	1,952,079
Infrastructure	4,323,507	1,244,803	(1,187,529)	552,962	4,933,743
Informatics assets	1,468,586	2	(21,194)	54,086	1,501,480
General use assets	610,081	-	(7,204)	47,703	650,580
Land	40,451	-	-	343	40,794
Construction in progress	1,110,868	2,804,968	(24,394)	(2,771,642)	1,119,800
Total property, plant and equipment, gross	24,857,180	4,062,003	(1,992,534)	-	26,926,649

Accumulated depreciation
Commutation/transmission equipment	(10,140,317)	(1,196,356)	683,561	(6)	(10,653,118)
Fiber optic cables	(161,975)	(38,218)	70	-	(200,123)
Free leased handsets	(1,673,641)	(118,291)	7,992	-	(1,783,940)
Infrastructure	(2,327,097)	(367,840)	810,248	(3)	(1,884,692)
Informatics assets	(1,234,678)	(83,354)	21,188	7	(1,296,837)
General use assets	(404,543)	(43,044)	6,994	2	(440,591)
Total accumulated depreciation	(15,942,251)	(1,847,103)	1,530,053	-	(16,259,301)

Property, plant and equipment, net
Commutation/transmission equipment	4,844,874	(1,184,126)	(47,079)	1,897,391	5,511,060
Fiber optic cables	355,583	(38,218)	(650)	47,157	363,872
Free leased handsets	127,297	(118,291)	(12,861)	171,994	168,139
Infrastructure	1,996,410	876,963	(377,281)	552,959	3,049,051
Informatics assets	233,908	(83,352)	(6)	54,093	204,643
General use assets	205,538	(43,044)	(210)	47,705	209,989
Land	40,451	-	-	343	40,794
Construction in progress	1,110,868	2,804,968	(24,394)	(2,771,642)	1,119,800
Total property, plant and equipment, net	8,914,929	2,214,900	(462,481)	-	10,667,348

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

Consolidated figures for the year include the total effect, amounting to R$29,114 (2015 – R$451,084) of disposals relating to the sale of towers, and additions in the amount of R$92,835 (2015 – R$1,244,803) for assets under sale and leaseback (Note 1.b).

“Construction in progress” corresponds to the cost of intangible works during their construction and installation period, until the date when they start operating, when they will be transferred to their relevant asset accounts.

(b)	Depreciation rates

Annual rate %
Commutation/transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	20
General use assets	5 to 10

In 2016, pursuant to IAS 16, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use. To determine the useful lives of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is subjected during its use.

14.	Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands; and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies; (ii) customer lists; (iii) goodwill on the purchase of companies; and (iv) deferred commission costs.

Amortization charges are calculated based on the straight line method over the estimated useful life of the assets contracted and over the terms of the licenses. The useful life estimates of intangible assets are reviewed regularly.

Any borrowing costs on general funds, which means not identified is, but used for obtaining qualifying assets, which are assets that necessarily require a significant time to make ready for use, are capitalized based on weighted average of the Company’s borrowing rates, as part of the cost of the asset when the asset is likely to bring future economic benefits for the entity, and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follow:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(a)	Changes in intangibles

	2015	Additions	Transfers	Disposals	Capitalized Interests	2016
Cost of intangible assets, gross
Software rights to use	13,033,544	29,372	1,551,252	(1,693)	-	14,612,475
Authorizations	5,189,022	152,201	57,800	-	-	5,399,023
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	28,991	174,901	-	-	-	203,892
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure of LT Amazonas	198,202	-	-	-	-	198,202
Other assets	167,125	-	31,073	-	-	198,198
Intangible assets under development	3,416,633	1,734,493	(1,640,125)	-	283,581	3,794,582

Total intangible assets, gross	23,655,936	2,090,967	-	(1,693)	283,581	26,028,791

Accumulated amortization
Software rights to use	(9,591,782)	(1,290,650)	-	1,693	-	(10,880,739)
Authorizations	(3,962,749)	(273,082)	-	-	-	(4,235,831)
Cost of deferred commission to dealers	(1,688)	(100,223)	-	-	-	(101,911)
List of clients	(70,000)	(16,800)	-	-	-	(86,800)
Right to use infrastructure LT Amazonas	(22,711)	(9,910)	-	-	-	(32,621)
Other assets	(47,813)	(10,501)	-	-	-	(58,314)

Total Accumulated Amortization	(13,696,743)	(1,701,166)	-	1,693	-	(15,396,216)

Intangible assets, net
Software rights to use (c)	3,441,762	(1,261,278)	1,551,252	-	-	3,731,736
Authorizations	1,226,273	(120,881)	57,800	-	-	1,163,192
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	27,303	74,678	-	-	-	101,981
List of clients (e)	25,200	(16,800)	-	-	-	8,400
Right to use infrastructure of LT Amazonas (f)	175,491	(9,910)	-	-	-	165,581
Other assets (h)	119,312	(10,501)	31,073	-	-	139,884
Intangible assets under development (g)	3,416,633	1,734,493	(1,640,125)	-	283,581	3,794,582

Total Intangible Assets, net	9,959,193	389,801	-	-	283,581	10,632,575

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	2014	Additions	Transfers	Disposals	Capitalized Interests	2015
Cost of intangible assets, gross
Software rights to use	11,461,386	-	1,588,206	(16,048)	-	13,033,544
Authorizations	5,078,310	81,914	28,798	-	-	5,189,022
Goodwill	1,527,219	-	-	-	-	1,527,219
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure of LT Amazonas	198,202	-	-	-	-	198,202
Other assets	164,182	28,991	2,943	-	-	196,116
Intangible assets under development	2,995,751	1,770,712	(1,619,947)	-	270,117	3,416,633
Total intangible assets, gross	21,520,250	1,881,617	-	(16,048)	270,117	23,655,936

Accumulated amortization
Software rights to use	(8,477,702)	(1,132,698)	2,877	15,741	-	(9,591,782)
Authorizations	(3,614,957)	(344,915)	(2,877)	-	-	(3,962,749)
List of clients	(53,200)	(16,800)	-	-	-	(70,000)
Right to use infrastructure of LT Amazonas	(12,802)	(9,909)	-	-	-	(22,711)
Other assets	(38,955)	(10,546)	-	-	-	(49,501)
Total Accumulated Amortization	(12,197,616)	(1,514,868)	-	15,741	-	(13,696,743)

Intangible assets, net
Software rights to use (c)	2,983,684	(1,132,698)	1,591,083	(307)	-	3,441,762
Authorizations	1,463,353	(263,001)	25,921	-	-	1,226,273
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
List of clients (e)	42,000	(16,800)	-	-	-	25,200
Right to use infrastructure of LT Amazonas (f)	185,400	(9,909)	-	-	-	175,491
Other assets (h)	125,227	18,445	2,943	-	-	146,615
Intangible assets under development (g)	2,995,751	1,770,712	(1,619,947)	-	270,117	3,416,633
Total Intangible Assets, net	9,322,634	366,749	-	(307)	270,117	9,959,193

Intangibles under development represent the cost of projects in progress related to the acquisition of 4G licenses and/or other intangible assets in the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets.

(B)	Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure of LT Amazonas	5
Other assets	7 to 10

(c)	Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all of the capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(d)	Goodwill from previous years

The Company and its subsidiaries have the following goodwill based on expectations of future profitability as at December 31, 2016 and 2015:

Goodwill on acquisition of Intelig - The goodwill arising from the acquisition of Intelig in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

Goodwill from acquisitions of TIM Fiber SP and TIM Fiber RJ - TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, at the amount of R$1,159,648.

Goodwill from the acquisition of minority interests of TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

As required by accounting standards, the Company annually tests the goodwill on business combinations involving TIM Group companies for impairment. The main methods and assumptions used by Management in the impairment tests of the goodwill are as follows:

The Company has revised the structure of the tests performed in previous years, with a change to the cash generating unit (“CGU”), defining “Tim Participações” as the CGU for impairment test. Last year the test took into account: (i) the residential broadband business and mobile business as a single cash generating unit (CGU), for testing the goodwill recorded in TIM Celular on the purchase of TIM Fiber RJ and TIM Fiber SP; and (ii) the Intelig business as a cash generating unit for testing the goodwill recorded in TIM Participações on the purchase of Intelig.

As a result, the Company has reassessed the cash generating units for the goodwill registered, and took the following assumptions into account for changing the CGUs:

(i)	At the time of purchase of these companies, the key reason for the purchases was to support and increase the competitiveness of the mobile business, to get into the residential and corporate broadband business, and to access the wholesale market, either directly or through swaps with other market operators in areas where TIM was not yet operating. In previous years, the Company believed that the cash generated by the Fiber and Intelig businesses could be regarded as independent of the other lines of business, and so the goodwill impairment test took into account only the cash flow directly related to these CGUs. We think this approach was extremely prudent as it does not consider the increase in competitiveness and the synergies with the mobile business;

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(ii)	Currently, this approach does not take into account the relevance of the continuing investment in the Company’s network in order to provide all pertinent mobile services for its customers. In recent years there has been a migration of usage of (and revenue from) voice services to data services, both internationally and, in particular, in Brazil. The growing use of data has become a major challenge in terms of infrastructure, since mobile sites now demand high capacity to provide an efficient data service. The main solution adopted by TIM was to introduce the Fiber to the Site (“FTTS”) approach, connecting the sites using a fiber optics network and installing small cells connected to this network, especially in Rio de Janeiro and São Paulo, in order to reduce traffic congestion at mobile sites, increase the transmission capacity and improve the quality of service. This led to a huge increase in the use of the TIM Fiber and Intelig backbone for mobile services. This sharing of the network by mobile and fixed services makes it impossible to keep cash disbursements for CAPEX and OPEX separate between these two segments;

(iii)	The behavior of telephone services customers is changing to a data-centered approach, where customers are “always connected”, using either the operator’s network or public or private Wi-Fi, which is possible as handsets become ever more advanced. Thus, the telecom companies are offering services and data packages to obtain income from the constant usage of data. Introducing offers as packages has made it impossible to separate cash revenue from the mobile segment and the fixed segment.

(iv)	From an organizational standpoint, TIM Fiber is totally integrated into the mobile business.

Consequently, the Company’s management understands that the smallest cash generating unit for testing the impairment of goodwill on the acquisition of companies, as described earlier, is the consolidated business, and therefore the assessment will be made at level of TIM Participações. This new approach is in line with the market trend towards integrating the mobile and landline segments.

The change in CGU as a result of a different strategy was consolidated in 2016. Thus, for this year, Tim Participações was the cash generating unit identified for the impairment testing of goodwill, in the amount of R$1,527,219. The impairment testing of said goodwill used this CGU and the value in use method, having also considered the calculations using the methods applied to prior years. The principal assumptions used in this method are:

•	Percentages of growth in the number of clients, in line with the Company’s business plan, prepared for 3 plus 2 years projected;

•	Progressive decrease in the base of clients of prepaid services, and, in accordance with the historical trend and the industrial plan, this is being offset with greater penetration postpaid services, in line with the Company’s business plan and prepared for 3 plus 2 years, when the cash flow will stabilize and the growth can be estimated based on perpetuity;

•	Operation and maintenance costs estimates considering change in the base of clients, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (4.50% p.a. on average) is in line with the estimates prepared by representative market institutions;

•	Considering that it is a continuous business, from the fifth year, it was estimated a perpetuity of nominal growth of cash flow of 2.50% p.a.;

•	The discount rate for estimated cash flow was 11.03% p.a.

The results of impairment testing carried out as at December 31, 2016, considering both the models for previous years and the new model showed no evidence of a need to recognize any impairment losses.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(e)	List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated based on their fair value as at the acquisition date and are being amortized in accordance with their estimated useful life as at the same date.

(f)	Infrastructure use rights of LT Amazonas

The subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of IFRIC 4 and are classified as financial leases.

Additionally, TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. Under these contracts, both operators optimize resources and reduce their operational costs (note 15).

(g)	Auction and payment of 4G License 700 MHz

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band for an amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The outstanding balance of R$61 million was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates of 1% p.m. and monetary adjustment at the IGP-DI (General Price Index). These amounts are capitalized by the Company. The impact on the balance for the year ended December 31, 2016 was R$8,586 (R$7,731 as at December 31, 2015) of interest and R$3,659 (R$7,859 as at December 31, 2015) of monetary adjustments.

Additionally, as determined on the call notice, the Company has assumed additional costs regarding to the clean-up of the frequency band purchased. The nominal amount due from the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company also has an additional cost of R$295 million related to the portion that has not been purchased at the auction and that was subsequently split by Anatel among the companies that won the auction, with a total of R$1,199 million to be paid related to these costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with the other companies that won the auction, constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. From 2015 to 2018, TIM and the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable by TIM of R$1,199 million relates to a long term obligation, it was reduced by R$47 million through adjustment to present value (“AVP”). Monthly AVP interest is appropriated, as well as monetary adjustments based on the IGP-DI index. For the year ended December 31, 2016, the impact generated by the appropriation of AVP interest amounted to R$14,239 (R$25,793 as at December 31, 2015), while the impact from indexation was R$43,619 (R$98,307 as at December 31, 2015).

As at April 9, 2015, the first payment in the amount of R$370,379 was made to EAD.

The license mentioned above relates to the concept of a qualifying asset. Consequently, the finance charges over funds raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of 13.40% p.a. in connection with the borrowing and financing valid for the year. The amount capitalized in the year ended

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

December 31, 2016 was R$260,756 (R$236,592 as at December 31, 2015).

(h)	Cost of deferred commission to dealers

In 2015 a new offer was launched to corporate clients where contracts provide a minimum contract period of 24 months with a penalty clause in case of early cancellation. This kind of contract allows amounts disbursed on commission to dealers for the acquisition of these clients to be capitalized as an intangible asset with a finite useful life. The capitalized costs of these contracts will be amortized over the contract term, net of impairment adjustments.

15.	Financial leases

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interests related to the lease are taken to income as financial expenses over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation (Note 1.b) involving the sale of an asset and the concomitant leasing of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other party (lessee) are classified as financial leases. The values of these leases are transferred from the intangible assets of the Company and are recognized as a receivable leases at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered as borrowing and receivables.

Assets

	2016	2015

LT Amazonas	204,762	199,935
	204,762	199,935

Current portion	(2,818)	(1,969)
Non-current portion	201,944	197,966

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. Under these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by the IPC-A

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(Customer Index Price). The consolidated nominal amount of future installments receivable by TIM Celular is R$392,873.

The table below includes the schedule of cash receipts under the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It must be mentioned that these balances differ from those recorded in the accounting books, where the amounts are recorded at present value:

	Nominal amount	Present value
Up to December 2017	25,381	15,850
January 2018 to December 2021	90,252	44,167
January 2022 onwards	277,240	144,745
	392,873	204,762

The present value of installments receivable is R$204,762 (R$199,935 in 2015), of which R$185,558 of principal and R$19,204 of interest accrued until December 31, 2016. These amounts were estimated as at the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per year.

Liabilities

	2016	2015

LT Amazonas	351,798	340,582
Sale of Towers (leaseback)	1,411,055	1,277,924
Other	39,385	-
	1,802,238	1,618,506

Current portion	(96,604)	(38,592)
Non-current portion	1,705,634	1,579,914

i) LT Amazonas

The subsidiary TIM Celular executed agreements for the right to use infrastructure owned by companies that operate electrical power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the infrastructure is ready to operate. The contracts provide for monthly payments to the electrical power transmission companies, annually restated at the IPC-A.

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with the distributors, and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

Up to December 2017	51,131	31,663
January 2018 to December 2021	171,426	76,170
January 2022 onwards	526,113	243,965
	748,670	351,798

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

The consolidated nominal value of future installments due by TIM Celular is R$748,670. Its present value is R$351,798, composed by R$313,001 of principal and R$38,797 of interest as at December 31, 2016, estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44% per year. Additionally, the amount of the right to use the infrastructure of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electrical power transmission companies. These donations are already included in the contracts signed by the parties.

ii) Sale and Leaseback of Towers

Under the tower lease agreements (“MLA”), TIM Celular agreed to lease part of the infrastructure space on the same towers for a period of 20 years to be counted from the date of transfer of each tower. The agreements provide for monthly lease amounts based on the type of tower (greenfield or rooftop), restated annually by the IGP-M index.

The table below includes the schedule of payments under the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amounts. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

	Nominal amount	Present value

Up to December 2017	227,445	194,882
January 2018 to December 2021	616,107	390,035
January 2022 onwards	2,092,720	826,138
	2,936,272	1,411,055

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$2,936,272. Their present value is R$1,411,055, of which R$1,337,638 of principal and R$73,417 of interest as at December 31, 2016. The present value was estimated by projecting future payments discounted at rates of 14.39%, 17.08%, 17.00%, 13.70% and 12.96% for the amounts disbursed in April, September and December 2015, and June and December 2016, respectively.

16.	Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset against future changes in the base or used to reduce a future obligation.

17.	Suppliers

Supplier accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity terms of these obligations, in practical terms they are usually recognized at the invoice value.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	2016	2015 Revised (Note 2(e))

Local currency
Suppliers of materials and services (a)	3,108,497	3,474,351
Interconnection (b)	181,580	76,670
Roaming (c)	3,349	1,206
Co-billing (d)	85,554	71,548
	3,378,980	3,623,775

Foreign currency
Suppliers of materials and services (a)	67,511	87,528
Roaming (c)	14,590	23,252
	82,101	110,780

Current portion	3,461,081	3,734,555

(a) Represents the amount to be paid to suppliers for the acquisition of materials and the provision of services relating to tangible and intangible assets or for consumption in operations, maintenance and management, as provided for in the agreements between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the networks of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in other operator networks.

(d) This refers to calls made by customers who choose another long-distance operator.

18.	Authorizations payable

At December 31, 2016, the Company and its subsidiaries have the following commitments to ANATEL:

Licenses payables	2016	2015

700 MHz frequency band cleaning, Net of Present Value (ii)	976,246	918,388
Updated ANATEL Debt (ii)	89,695	77,450
Guarantee insurance on authorizations	8,652	15,985
Renewal of authorizations (i)	254,515	146,149
Authorizations payable (iii)	57,524	-
	1,386,632	1,157,972

Current portion	(486,494)	(467,687)
Non-current portion	900,138	690,285

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(i)	In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency licenses for a fixed period (as described in the table below) and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the revenue recorded in the regions covered by the Authorization that ends each biannual period. As at December 31, 2016, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$254,515 (R$146,149 as at December 31, 2015).

(ii)	At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid an amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, had to bear a proportion of the costs regarding these lots, as a result of the redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems, being entitled to a discount on the final amount to be paid for authorization to use the 700 MHz band.

However, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice, and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$90 million as at December 31, 2016), which is still pending trial (Note 14.g).

As mentioned above, the Company assumed an additional commitment to cleaning the 700 MHz radio frequency band, performing the redistribution and digitalization of TV and RTV channels, and reducing negative interference, upon the constitution of a Digitalization Managing Entity (“EAD”), with a total commitment assumed by TIM Celular amounting to R$1,199 million to be paid in four (4) installments adjusted by IGP-DI, of which R$370 million (30%) was paid on July 9, 2015, to this entity (Note 13.g).

On February 15, 2016, the subsidiary TIM Celular signed an Addendum to the Terms of Authorization for the 700 MHz band (extracts published in the Federal Gazette on March 8, 2016), changing the date of payment of the second installment of 30% to the EAD, previously payable on January 31, 2016. The agency will thus receive from TIM Celular, on January 31, 2017, an installment of 60% (30% + 30%, for 2016 and 2017). The remaining 10% is payable on January 31, 2018, adjusted according to the IGP-DI.

On March 4, 2015, ANATEL: (i) accepted the request for the withdrawal of the application to extend the period of radio frequency use for Lot 208 (part of AR 92) of Bid No. 004/2012/PVCP/SPV–ANATEL; (ii) granted the application to extend the authorization for radio frequency use for Lot 222 (part of AR 31) of said bid; and (iii) granted the application for the extension of the period of authorization for radio frequency use in Bands D and E. On July 22, 2015, an Authorization Act extended the authorization for the use of the above radio frequencies.

(iii)	On December 17, 2015, TIM Celular was ranked the best bidder for the acquisition of two Type B lots (E-30 - AR41, Curitiba and metropolitan region and E-68 - AR81, Recife and metropolitan region) relating to Bidding Process 002/2015-SOR /SPR/ANATEL, at an offer price of R$57.5 million. The result was approved by the Steering Committee of ANATEL on June 1, 2016, and the Licensing Agreements were entered into on July 26, 2016.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

The Authorizations held on a primary basis by TIM Celular as of December 31, 2016, as well as their maturity dates, are detailed below:

Maturity date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029
Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and other)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years, therefore TIM is not entitled to a further renewal period.

** Only additional or complementary areas in particular States.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

19.	Borrowing and financing

These are recorded as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, these are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses based on the effective interest rate method is recorded in income, under financial expenses.

Description	Currency	Charges	Maturity	2016	2015
BNDES (1)	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	2,546,627	2,528,140
BNDES (1)	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	36,552	68,628
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	2,068,629	1,475,426
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	444,847	563,465
BNB (2)	R$	10.00% p.a.	Jan/16	-	931
Banco BNP Paribas (3)	USD	Libor 6M + 2.53% p.a.	Dec/17	78,065	187,038
Banco Europeu de Investimento (BEI) (2)	USD	Libor 6M + 0.941% to 1.32% p.a.	Aug/19 a Feb/20	622,980	1,859,839
Bank of America (Res. 4131) (4)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	468,114
Bank of America (Res. 4131) (4)	USD	Libor 3M + 2.00% p.a.	Sep/18	324,860	-
KFW (3)	USD	Libor 6M+ 1.35% p.a.	Apr/19	182,046	304,924
KFW Finnvera (3)	USD	Libor 6M+ 0.75% p.a.	Jan/24	121,038	-
Cisco Capital (4)	USD	1.80% to 2.50% p.a.	Sep/18 to Dec/20	294,138	469,932
Total				6,719,782	7,926,437
Current portion				(1,145,225)	(2,326,187)
Non-current portion				5,574,557	5,600,250

Guarantees:

(1)	Guaranteed by the Company and collateral of some receivables of TIM Celular

(2)	Bank escrow and Company as guarantor

(3)	Guaranteed by the Company

(4)	No guarantee

The parent company TIM Participações S.A. does not have borrowing and financing as at December 31, 2016.

The foreign currency loan granted by Banco BNP Paribas, and the financing arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated semi-annually. The subsidiary TIM Celular has complied with these financial ratios.

In March 2016, the Company prepaid the first tranche of the agreement signed in 2008 with European Investment Bank, totaling R$520 million. In June 2016, the Company also prepaid the second and third tranches of the same agreement, for a total amount of R$513 million. The original maturities of these tranches were in September and December 2016 and June 2017, respectively. The purpose of the early settlement was to manage the level of indebtedness and the Company’s cash efficiently.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

Additionally, in June 2016 the Company partially renewed an existing loan granted by Bank of America through the prepayment of the total existing debt, including its respective swaps, with a final result of R$283 million, and the contracting of a new transaction in the amount of R$338 million with final maturity in September 2018.

Credit Facilities

						Amount used
Type	Currency	Date of Opening	Term	Total amount	Remaining balance	as at December 31, 2016
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	998,338	1,637,262
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	963,713	1,672,687
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	428,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	60,995	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-
Total R$						3,737,949

KFW Finnvera (3)	USD	Dec/15	Jun/18	150,000	102,000	45,000

Purpose:

(1)	Financing of investments in network and information technology for the years 2014, 2015 and 2016.

(2)	Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018.

(3)	Financing of purchases of imported equipment and services for the years 2015, 2016 and 2017. The amount of US$45 million was equivalent to R$161,568 on the date of payment.

The Investment Sustainnability Program (“PSI”) financing lines, obtained from BNDES, relate to specific programs of this institution and have interest rates lower than those available on ordinary BNDES operations. The balance at December 31, 2016, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines, is approximately R$118 million. This amount was recorded in “Deferred Revenue” under “Government Subsidies” (Note 22) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (Note 29).

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowing and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long term portions of borrowing and financing at December 31, 2016 mature as follow:

Consolidated
2018	1,656,826
2019	1,600,638
2020	1,084,332
2021	764,139
2022	450,506
2023	9,020
2024	9,096
5,574,557

Fair value of the borrowing

In Brazil there is no consolidated long term debt market with the same characteristics as the BNDES facilities. In addition to the returns on long term debt, the institutions take into account

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects advance governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amounts of PSI credit lines are recorded at their fair value at the withdrawal date, calculated considering the CDI rate on the withdrawal date.

Further transactions with extremely specific features are the loans obtained from BNP and KFW Finnvera. The former transaction is secured by SACE, an Italian insurance company, and the latter by Finnvera, a Finnish agency, both of which operate as development institutions. Given the features of these transactions, we believe that their fair values are equal to those shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to fair values for these transactions different to those shown in the accounting records.

After applying evaluation criteria that take into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (“EIB”). The fair value of the transaction is approximately R$5 million less than the accounting balance.

20.	Indirect taxes, charges and contributions payable

	2016	2015

ICMS	381,659	419,547
ANATEL taxes and fees	19,537	21,354
ISS	45,325	43,109
Other	6,721	17,861
	453,242	501,871

Current portion	(453,130)	(501,768)
Non-current portion	112	103

21.	Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. In 2015, the Company and its subsidiaries paid income tax and social contribution quarterly. From 2016 this option has changed and the companies began to make monthly payment of income tax and social contribution.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	2016	2015

Income tax and social contribution	507,915	338,351
PIS/COFINS	59,811	63,658
Other (*)	54,840	55,022
	622,566	457,031

Current portion	(363,726)	(213,880)
Non-current portion	258,840	243,151

(*) Refers basically to the subsidiary TIM Celular joining, in 2009, the REFIS program, a federal fiscal program that permits companies to pay debts due on federal taxes (Employees' Profit Participation Program - PIS, Tax for Social Security Financing - COFINS, Income Tax - IR and Social Contribution on Income - CSL) in installments, with final maturity on 10/31/2024.

22.	Deferred revenue

	2016	2015 Revised (Note 2(e))

Prepaid services to be provided (1)	716,650	958,872
Government grants (2)	117,758	145,892
Network swap (3)	28,932	37,674
Anticipated receipts	18,554	25,877
Deferred revenue from sale of towers (4)	991,750	973,613
	1,873,644	2,141,928

Current portion	(812,340)	(1,043,239)
Non-current portion	1,061,304	1,098,689

(1) This refers to top-ups of voice and data credit not yet used by customers, involving pre-paid system services, which are appropriated to income when customers actually use these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainability Program (“BNDES PSI”). The total sum of the subsidies granted by BNDES through December 31, 2016 was R$202,954. This amount is being amortized over the useful life of the asset being financed and appropriated to the “Other income (expenses), net” group (Note 29).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (Note 11).

(4) Refers to amounts to be amortized over the lease term of towers leaseback (Note 1.b).

23.	Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on an analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable or possible are subject to

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

disclosure at their adjusted amounts, while those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is constituted as follows:

	2016	2015

Civil (a)	141,988	92,820
Labor (b)	90,789	69,312
Tax (c)	216,423	224,858
Regulatory (d)	29,282	28,621
	478,482	415,611

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	2015	Additions, net of reversals	Payments	Monetary adjustment	2016

Civil (a)	92,820	357,081	(384,468)	76,555	141,988
Labor (b)	69,312	18,600	(18,523)	21,400	90,789
Tax (c)	224,858	(1,731)	(6,856)	152	216,423
Regulatory (d)	28,621	1,292	(3,362)	2,731	29,282
	415,611	375,242	(413,209)	100,838	478,482

(a)	Civil processes

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a.1.	Consumer lawsuits

The subsidiaries are parties to lawsuits relating to claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$105,112 (R$51,962 as of December 31, 2015) refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.	Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) challenges on the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion about the charging of loyalty fines in cases of theft of handsets. The amounts involved total R$4,705 (R$3,324 as at December 31, 2015).

a.3.	Former trade partners

TIM is a defendant in lawsuits filed by former trading partners that claim, among others, amounts

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

arising from alleged non-compliance with agreements. The amounts involved total R$8,661 (R$18,496 as at December 31, 2015).

a.4.	Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among others: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suits. The amounts involved total R$20,120 (R$15,346 as at December 31, 2015).

a.5.	Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents challenging several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$3,390 (R$3,692 as at December 31, 2015).

(b)	Labor claims

The main outstanding labor claims are summarized below:

Claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commission, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 1,074 labor claims at December 31, 2016 (1,148 as at December 31, 2015) filed against the Company and its subsidiaries, most relate to claims that involve former employees of service providers. The provision for these cases amounts to R$81,876 (R$60,095 as at December 31, 2015). A significant portion of this provision relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of staff. At December 31, 2016, the provision for these cases amounts to R$10,742 (R$7,651 as at December 31, 2015).

(c)       Tax processes

	2016	2015
Federal taxes	57,393	52,576
State taxes	64,280	75,970
Municipal taxes	1,629	1,477
Intelig proceedings (purchase price allocation)	93,121	94,835
	216,423	224,858

The total provision recorded is substantially composed by the following proceedings:

Federal taxes

The provision recorded by TIM Celular has been made for twelve cases referring to challenges related to payment of certain contributions or taxes, such as, CIDE (Contribution for Intervention in the Economic Domain), CPMF (Provisional Contribution on Financial Activities), CSLL (Social Contribution on Income) and IRRF (Withhold tax), penalty regarding FUST (Fund to Improve the

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

General Access to Telecommunications Services) payment due to the use of the argument of the spontaneous complaint and ancillary obligations. In these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay the CPMF () allegedly due to simultaneous purchase and sale transactions of foreign currency and changes to account holders as a result of mergers, with amounts provisioned currently totaling R$33,172 (R$31,338 as at December 31, 2015), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefits from voluntary reporting, for which the amount provisioned in August 2015 and updated is R$12,683 (R$11,512 as at December 31, 2015).

The provision for Intelig regarding federal taxes has been made for three cases challenging the offsetting of federal taxes using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$6,077 (R$4,968 as at December 31, 2015).

State taxes

The provision for TIM Celular covers forty-seven proceedings, of which the most important are the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$13,652 (R$24,626 as at December 31, 2015), as well as amounts allegedly not subject to taxation, regarding the provision of telecommunication services, and recorded in July 2016, for which the updated amount is R$4,183.

The provision for Intelig referring to state taxes covers eight proceedings, and includes the amounts of assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$14,414 (R$17,369 as at December 31, 2015).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

Intelig PPA

Tax proceedings arising from the acquisition of Intelig and included in its purchase price allocation process amount to R$93,121 (R$94,835 as at December 31, 2015).

(d)	Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As at December 31, 2016, the amount classified as representing a probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustment, was R$29,282 (R$28,621 as at December 31, 2015).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(e)	Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving a risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings, and no materially adverse effects are expected on the financial statements, as shown below:

	2016	2015
Civil (e.1)	1,698,901	1,484,672
Labor (e.2)	678,290	467,607
Tax (e.3)	13,832,157	11,577,042
Regulatory (e.4)	69,572	65,849
	16,278,920	13,595,170

From December 2016, the administrative and legal proceedings assessed as possible losses and monitored by the Management started to be disclosed at their updated values, together with the comparative balances for the year 2015.

The main proceedings for which the risk of loss is classified as possible are described below:

e.1.	Civil

	2016	2015
Actions filed by consumers (e.1.1)	679,577	639,923
ANATEL (e.1.2)	202,777	160,210
Procon and Public Prosecutor’s Office (e.1.3)	316,007	316,385
Former trade partners (e.1.4)	203,314	160,027
Social, environmental and infrastructure (e.1.5)	130,894	56,201
Other	166,332	151,926
	1,698,901	1,484,672

e.1.1.	Lawsuits filed by consumers

These actions refer particularly to alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in debt recovery/protection schemes.

e.1.2.	ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL for the following reasons: (i) claim a contribution of 2% on the revenue obtained from value-added services (“VAS”) and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3.	Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged undue charging –

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

for VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4.	Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among other things, amounts arising from alleged non-compliance with agreements.

e.1.5.	Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to: (1) licensing, such as Environmental licensing and Structure licensing (installation/operation); and (2) (i) electromagnetic radiation emitted by the Telecom structures; (ii) renewal of leasing land agreements to install sites; (iii) materials disposed in rented land as a result of sites or towers installed; and (iv) misrepresentation of documents; among others.

e.2.	Labor claims

There are 6,039 labor claims filed against the Company and its subsidiaries as at December 31, 2016 (3,400 as at December 31, 2015) related to claims made by former employees of service providers in the amount of R$678,290 (R$467,607 as at December 31, 2015).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlights including the closure of the Client Relationship Centers (call centers), and internal layoff in certain operational sites/areas, which resulted in the termination of employees. In addition to these proceedings, there are also those filed by outsourced service providers alleging employment relationships with TIM, in the total amount of R$9,256 (R$12,809 as at December 31, 2015).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices, with collective moral damages due to outsourcing totaling R$60,351 (R$59,161 as at December 31, 2015).

A group of lawsuits have been filed in the State of Paraná, involving claims for damages as a result of certain inconsistency in the employment contract. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash, in the amount of R$3,521, and a probable amount of R$711.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting the inclusion of Holdco as a defendant. Prior to the merger with TIM Participações and Holdco, who belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part.

e.2.1. Social Security

TIM Celular received an Assessment Notice referring to an alleged irregularities in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$5,372 (R$4,590 at December 31, 2015). TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonuses, non-adjusted bonuses, payments to self-employed persons and sales incentives in the amount of R$5,686 (R$8,091 as at December 31, 2015).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

Intelig received Tax Assessments arguing irregularities in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration totaling R$43,496 (R$43,354 as at December 31, 2015).

e.3.	Tax

	2016	2015
Federal Taxes (e.3.1)	3,560,440	2,906,586
State Taxes (e.3.2)	6,982,809	5,925,583
Municipal Taxes (e.3.3)	509,613	528,729
FUST, FUNTTEL and EBC (e.3.4)	2,779,295	2,216,144
	13,832,157	11,577,042

e.3.1.	Federal Taxes

The assessment against TIM Group for federal taxes amounted to R$3,560,440 as at December 31, 2016. Of this total, the following issues stand out:

(i)	Amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of offsetting and estimated deductions paid, alleged improper use of SUDENE benefits caused by lack of formalization of these benefits by Federal Revenue Department (“RFB”) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,190,975 (R$1,928,242 as at December 31, 2015).

(ii)	Method of offsetting tax losses and negative bases. The amount involved is R$185,001 (R$154,665 as at December 31, 2015).

(iii)	Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$58,914 (R$54,206 as at December 31, 2015).

(iv)	Payments of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for TIM Celular is R$229,061 (R$212,271 as at December 31, 2015), and for Intelig, the amount is R$52,963 (R$44,098 as at December 31, 2015).

(v)	Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and the negative IRPJ balance. The amount involved is R$412,741 (R$353,705 as at December 31, 2015).

e.3.2.	State Taxes

Assessment against TIM Group for state taxes amounted to R$6,982,809 as at December 31, 2016. Of the total amount, the following issues stand out:

(i)	Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

failure to submit register 60i of the SINTEGRA file as required by Federal Law. The amount involved is R$1,200,113 (R$1,222,432 as at December 31, 2015).

(ii)	Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District – “PRÓ-DF”) granted by the tax authority itself, but subsequently declared unconstitutional, and alleged undue crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$985,842 (R$813,255 as at December 31, 2015).

(iii)	Credit reversal and late use of credit for purchase of fixed assets. The amount involved is R$907,777 (R$721,631 as at December 31, 2015).

(iv)	ICMS credits booked and debits reversed, as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted, as well as credits related to transactions involving tax substitution, and exempt and non-taxable transactions. The amount involved is R$1,230,516 (R$950,459 as at December 31, 2015).

(v)	Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$322,722 (R$197,214 as at December 31, 2015).

(vi)	Alleged failure to deduct tax on network infrastructure lease transactions where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$112,537 (R$100,980 as at December 31, 2015).

(vii)	Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions, and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$169,431 (R$145,975 as at December 31, 2015).

(viii)	Challenge due to certain inconsistencies between the information stated in ancillary obligations data and its respective tax payments, which also resulted in penalty claimed on errors or inconsistencies on ancillary obligations. The amount involved is R$234,006 (R$81,977 as at December 31, 2015).

(ix)	Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, as well as alleged undue ICMS credit regarding outgoing goods allegedly benefiting from a reduction in the calculation base. The amount involved is R$69,195 (R$84,657 as at December 31, 2015).

(x)	Taxation of international roaming services. The amount involved is R$39,665 (R$36,478 as at December 31, 2015).

(xi)	Credits booked for the return of cell phones on free leases. The amount involved is R$105,418 (R$24,397 as at December 31, 2015).

(xii)	Cancellation of telecommunications services due to improper invoicing/subscription fraud, alleged incorrect use of credit and duplication of ICMS. The amount involved is R$22,499 (R$25,419 as at December 31, 2015).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

e.3.3.	Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$509,613 as at December 31, 2016. Of this amount, the following issues stand out:

(i)	Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$128,145 (R$119,333 as at December 31, 2015).

(ii)	Collection of ISS on imports of services. The amount involved is R$183,962 (R$171,507 as at December 31, 2015).

e.3.4.	FUST, FUNTTEL and EBC

The amount assessed against TIM Group for contributions to FUST, FUNTTEL and EBC is R$2,779,295 as at December 31, 2016 (R$2,216,144 as at December 31, 2015). The principal discussion involves the payment of the contributions to FUST (Telecommunications Services Universalization Fund) and FUNTTEL (Telecommunications Technical Development Fund) from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenue earned by telecommunications service providers, from the effective date of Law No. 9998/2000.

Additionally, the Company is challenging the legality of charging the contribution for development of public radio broadcasting (Contribution to EBC, Brazil’s Communication Agency), under Law No. 11652/2008.

e.4.	Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under the Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among other matters.

As at December 31, 2016, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered as representing a possible loss was R$69,572 (R$65,849 as at December 31, 2015).

Upon obtaining an extension of the licenses to use radio frequencies associated with SMP, TIM Celular subsidiary incurs contractual charges on revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenue in the calculation base for these charges since 2011, and revenue from value-added services since 2012. In our opinion, this revenue should not be included, because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges received are discussed in the administrative and/or legal spheres.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

24.	Provision for decommissioning costs

The changes in the obligations deriving from future asset retirement are set forth below:

	2016	2015

Opening balance	31,609	286,275

Reversal/disposals recorded throughout the year, net of additions (*)	(11,029)	(258,627)
Monetary adjustment for the year	1,146	3,961

Closing balance	21,726	31,609

(*) The amounts consolidated include the effects of R$193,205 and R$4,220 in 2015 and 2016 respectively, arising from the disposals related to the sale of towers (Note 1.b).

The provision is recorded based on the following assumptions:

•	The unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•	A timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated at the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•	The rate used to discount the cash flow is the Company’s average debt cost, which was 12.43% p.a. as at December 31, 2016 (12.27% p.a. as at December 31, 2015).

25.	Shareholders’ equity

(a)	Share capital

The capital stock is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases shares in the Company to hold as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are subsequently reissued, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

The Company is authorized to increase its capital following a resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	2016	2015

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

(b)	Capital reserves

The use of capital reserves is in accordance with the provisions of Article 200 of Law No. 6404/76, which refers to joint stock companies. These reserves are comprised of:

	2016	2015

Special goodwill reserve	380,560	380,560
Stock options	24,678	20,876
Tax benefit reserve	1,158,911	1,040,661
	1,564,149	1,442,097

b.1.	Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)	Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place through the issue of new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, with no goodwill recorded arising from the difference between the market value and the price of the shares negotiated.

Upon the first time adopting of IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company, to include the balances previously reported to the parent company for consolidation purposes. In the balance sheet for the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)	Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired as at the base date of November 30, 2009.

When IFRS was first adopted, the acquisition was recorded as at the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações as at December 30, 2009, amounting to R$739,729. The difference between this

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2.	Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 26).

b.3.	Tax benefit reserve

TIM Celular enjoys tax benefits that place restrictions on the distribution of the profits of this subsidiary. According to the legislation that establishes these tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charges may not be distributed to shareholders, and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for the offsetting of losses or capital increases. The accumulated amounts of benefits enjoyed by TIM Celular as at December 31, 2016 and December 31, 2015 were R$1,158,911 and R$1,040,661, respectively.

(c)	Profit reserves

c.1.	Legal reserve

This refers to 5% of the profit for every year ended December 31, until the legal reserve equals 20% of the capital stock. Also, the Company is allowed to cease contributing to such reserve when, together with the other capital reserves, it exceeds 30% of capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2.	Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits not compulsorily allocated to other reserves and not allocated for the payment of dividends is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the allocation of this balance, either distributing it to shareholders or increasing the capital.

(d)	Dividends

Dividends are calculated in accordance with the bylaws and with Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company’s bylaws, dividends not claimed within three years will be reversed to the Company.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

As at December 31, 2016, dividends were calculated as shown below:

	2016	2015

Net income for the year	750,427	2,071,145
(-) Legal reserve constitution	(37,521)	(103,557)
(-) Tax incentives not to be distributed	(118,250)	(93,123)
Revised profit	594,656	1,874,465

Dividends to be distributed:
Minimum dividends calculated considering 25% of the revised profit	148,664	468,616

Dividends per share (Reais per share)	0,06	0,19

The Annual and Extraordinary General Meetings of TIM Participações S.A. held on April 12, 2016, approved the payment of minimum mandatory dividends in the amount of R$468,616. The said amount was paid on June 10, 2016.

The balance of dividends payable as at December 31, 2016 contains minimum dividends, as calculated above, in addition to amounts not settled in previous years, in the amount of R$57,447 (R$56,163 as at December 31, 2015).

26.	Stock options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long term incentives plans, respectively the “2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options under the 2011-2013 Plan is dependent on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to the share performance, as provided for in each Plan.

Stock options are effective for a period of six years and the Company has no legal or informal obligation to repurchase or settle the options in cash.

On November 8, 2016, the 3rd Grant was made under the 2014-2016 Plan.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

The variations in the quantity of options are presented below:

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Falling due in the year	Balance at the end of the year
2016
2014-2016 Plan – 3rd grant	3,922,204	Sep/22	R$8.10	-	3,922,204	-	-	-	3,922,204
2014-2016 Plan – 2nd grant	3,355,229	Oct/211	R$8.45	3,355,229	-	-	(780,144)	-	2,575,085
2014-2016 Plan – 1st grant	1,687,686	Sep/20	R$13.42	1,305,562	-	-	(240,903)	-	1,064,659
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	R$8.13	1,531,984	-	-	(440,520)	-	1,091,464
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	R$8.96	513,904	-	-	(11,615)	-	502,289
2011-2013 Plan – 1st grant	2,833,595	Aug/17	R$8.84	-	-	-	-	-	-
Total	17,532,884			6,706,679	3,922,204		(1,473,182)		9,155,701
Average weighted price for the year			R$8.87

(*) No options were exercised in 2016 for the “2011-2013 plan” since the minimum performance conditions have not been met.

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Falling due in the year	Balance at the end of the year
2015
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	8.45	-	3,355,229	-	-	-	3,355,229
2014-2016 Plan – 1st grant	1,687,686	Sep/20	13.41	1,456,353	-	-	(150,791)	-	1,305,562
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	8.13	1,971,900	-	-	(439,916)	-	1,531,984
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	8.95	671,091	-	-	(157,187)	-	513,904
2011-2013 Plan – 1st grant	2,833,595	Aug/17	8.84	-	-	-	-	-	-
Total	13,610,680			4,099,344	3,355,229	-	(747,894)	-	6,706,679
Average weighted price for the year			9.38

(*) No options were exercised in 2015 for the “2011-2013 plan”, since minimum performance conditions have not been met.

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a.	6 years	11.94%p.a
2012 Grant	R$8.96	50.46% p.a.	6 years	8.89%p.a
2013 Grant	R$8.13	48.45% p.a.	6 years	10.66%p.a
2014 Grant	R$13.42	44.60% p.a.	6 years	10.66%p.a
2015 Grant	R$8.45	35.50% p.a.	6 years	16.10%p.a
2016 Grant	R$8.10	36.70% p.a.	6 years	11.73% p.a

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•	2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to July 20, 2011 (the date when the Company’s Board of Directors approved the benefit).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

•	2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period July 1, 2012 to August 31, 2012.

•	2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding July 20, 2013.

•	2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2014).

•	2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2015).

•	2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2016).

Using the accruals basis of accounting, the expenses related to the long term benefit plan are being accounted for on a monthly basis and, as at December 31, 2016, totaled R$3,802 (R$4,504 as at December 31, 2015).

27.	Revenue

Revenue from services rendered

The principal source of service revenue is from monthly subscriptions, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. The revenue is recognized only when the amount of services rendered can be estimated reliably.

The revenue is recognized monthly via invoicing, and billable revenue between the billing date and the end of the month (unbilled) is identified, processed and recognized in the month in which the services were rendered. Calculations of unbilled revenue from the previous month are reversed out and unbilled amounts are calculated at each month end, considering the revenue billed in the previous month.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecoms operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or rechargeable credit balances in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenue from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))
Service revenue - Mobile	20,188,962	22,121,450	23,636,467
Service revenue - Landline	1,178,856	1,003,185	901,159
Service revenue	21,367,818	23,124,635	24,537,626

Goods sold	1,377,771	2,646,866	4,471,320
Gross operating revenue	22,745,589	25,771,501	29,008,946

Deductions from gross revenue
Taxes	(5,694,886)	(6,248,310)	(6,723,935)
Discounts given	(1,394,223)	(2,213,041)	(2,584,002)
Returns and other	(39,067)	(167,885)	(198,893)
	(7,128,176)	(8,629,236)	(9,506,830)

Total Revenue	15,617,413	17,142,265	19,502,116

28.	Operating costs and expenses

	2016				2015
	Cost of services provided and goods sold (1)	Selling expenses (2)	General and administrative expenses (3)	Total	Cost of services provided and goods sold (1)	Selling expenses (2) Revised (Note 2(e))	General and administrative expenses (3)	Total

Personnel	(59,026)	(673,571)	(272,699)	(1,005,296)	(91,026)	(687,629)	(265,198)	(1,043,853)
Third party services	(506,356)	(1,965,329)	(433,396)	(2,905,081)	(490,872)	(2,187,616)	(483,624)	(3,162,112)
Interconnection and means of connection	(2,676,813)	-	-	(2,676,813)	(2,805,364)	-	-	(2,805,364)
Depreciation and amortization	(2,884,639)	(181,916)	(445,536)	(3,512,091)	(2,535,683)	(162,267)	(319,106)	(3,017,056)
Taxes, fees and contributions	(33,627)	(1,047,416)	(13,474)	(1,094,517)	(26,331)	(874,619)	(13,756)	(914,706)
Rent and insurance	(551,020)	(101,731)	(72,276)	(725,027)	(495,550)	(93,265)	(67,465)	(656,280)
Cost of goods sold	(975,959)	-	-	(975,959)	(1,856,668)	-	-	(1,856,668)
Publicity and advertising	-	(438,837)	-	(438,837)	-	(560,558)	-	(560,558)
Losses on doubtful accounts	-	(266,442)	-	(266,442)	-	(230,357)	-	(230,357)
Other	(5,966)	(43,787)	(21,341)	(71,094)	(5,363)	(26,663)	(46,128)	(78,154)
	(7,693,406)	(4,719,029)	(1,258,722)	(13,671,157)	(8,306,857)	(4,822,974)	(1,195,277)	(14,325,108)

	2014
	Cost of services provided and goods sold (1)	Selling expenses (2) Revised (Note 2(e))	General and administrative expenses (3)	Total

Personnel	(80,259)	(624,730)	(257,887)	(962,876)
Third party services	(439,471)	(2,189,182)	(553,466)	(3,182,119)
Interconnection and means of connection	(3,429,108)	-	-	(3,429,108)
Depreciation and amortization	(2,345,481)	(158,888)	(202,789)	(2,707,158)
Taxes, fees and contributions	(13,887)	(1,043,713)	-	(1,057,600)
Rent and insurance	(412,519)	(95,057)	(62,937)	(570,513)
Cost of goods sold	(3,340,449)	-	-	(3,340,449)
Publicity and advertising	-	(622,781)	-	(622,781)
Losses on doubtful accounts	-	(248,576)	-	(248,576)
Other	(22,746)	(46,943)	(53,675)	(123,364)
	(10,083,920)	(5,029,870)	(1,130,754)	(16.244,544)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

The Company and its subsidiaries contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time that the employee is working at the Company and its subsidiaries. These plans do not originate any additional obligation for the Company. If the employee leaves the Company or its subsidiaries before the period required to become entitled to the contributions made by the sponsors, the amounts to which the employee are no longer entitled to, and which may represent a reduction in future contributions of the Company and its subsidiaries to active employees, or a refund in cash of these amounts, are recorded in assets.

(1)	In 2016, the Company recorded the amount of R$3,596 (R$5,283 in 2015) regarding post-employment benefits in the costs group.

(2)	In 2016, the Company recorded the amount of R$4,229 (R$6,454 in 2015) regarding post-employment benefits in the group of general and administrative expenses.

(3)	In 2016, the Company recorded the amount of R$3,732 (R$6,587 in 2015) regarding post-employment benefits in the group of selling expenses.

29.	Other income (expenses), net

	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))
Income
Subsidy income, net	28,134	21,513	12,370
Fines on telecommunications services	39,639	37,630	34,107
Income from disposal of assets (*)	57,563	1,459,067	-
Other income	181,234	50,528	9,002
	306,570	1,568,738	55,479
Expenses
FUST/FUNTTEL (**)	(163,955)	(168,351)	(189,903)
Taxes, fees and contributions	(2,980)	(3,970)	(3,270)
Provision for legal and administrative proceedings, net of reversals	(352,154)	(348,339)	(260,235)
Expenses from disposal of assets (*)	(14,473)	(245,756)	-
Other expenses	(21,987)	(23,124)	(31,682)
	(555,549)	(789,540)	(485,090)

Amortization of authorizations	(273,081)	(344,915)	(345,421)
	(828,630)	(1,134,455)	(830,511)

Other income (expenses), net	(522,060)	434,283	(775,032)

(*) During the year 2015, 5,483 towers were transferred to ATC, relating to the 1st, 2nd and 3rd tranches, and in 2016 a further 336 towers were transferred, relating to the 4th and 5th tranches, pursuant to the agreements executed by the parties (Notes 13 and 1.b). The leaseback was analyzed and classified as a financial lease, taking into account the requirements of IAS17.

The risks and benefits of the assets were transferred to the purchaser on the date of each transfer (April 29, 2015, September 30, 2015, December 16, 2015, June 9, 2016 and December 20, 2016), and net revenue from the disposal of these assets in the amounts of R$44,036 and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

R$1,210,980 in the years ended December 31, 2016 and 2015, respectively, were recognized as other operating revenue.

(**) Expenses incurred in relation to contributions on several sources of telecommunications revenue due to ANATEL, according to the legislation in force.

30.	Financial income

	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))

Interest on financial investments	477,667	647,629	521,637
Interest received from clients	43,340	60,208	52,707
Swap interest	129,179	50,611	35,452
Interest on leasing	25,756	24,045	32,085
Monetary adjustments	61,628	71,888	66,319
Other income	12,880	8,327	6,347
	750,450	862,708	714,547

31.	Financial expenses

	2016	2015	2014

Interest on borrowing and financing	(199,077)	(179,726)	(337,172)
Interest paid to suppliers	(21,474)	(142,092)	(128,796)
Interest on taxes and fees	(28,944)	(21,124)	(10,658)
Swap interest	(230,642)	(308,216)	(185,284)
Interest on leasing	(246,280)	(145,274)	(43,904)
Monetary adjustments	(269,031)	(178,904)	(154,731)
Discounts granted	(61,082)	(64,004)	(86,333)
Other expenses	(99,955)	(76,184)	(50,416)
	(1,156,485)	(1,115,524)	(997,294)

32.	Foreign exchange variations, net

	2016	2015	2014
Gain
Loans and financing	1,162,987	-	3,469
Suppliers	12,238	9,107	6,022
Swaps	512,824	1,109,006	273,444
Other	10,996	29,902	18,074
	1,699,045	1,148,015	301,009
Loss
Loans and financing	(714,773)	(1,108,309)	(273,496)
Suppliers	(8,213)	(28,949)	(11,469)
Swaps	(960,635)	-	(5,780)
Other	(20,269)	(8,348)	(8,159)
	(1,703,890)	(1,145,606)	(298,904)

Foreign exchange variations, net	(4,845)	2,409	2,105

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

The foreign exchange variations for the year relate to borrowing, financing and payments suppliers in foreign currency. Derivative financial instruments were used to reduce their effects (Note 38).

33.	Income tax and social contribution expenses

	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))

Current income tax and social contribution
Income tax for the year	(309,695)	(358,188)	(343,629)
Social contribution for the year	(110,997)	(132,754)	(127,421)
Tax incentive – SUDENE/SUDAM (*)	118,250	93,123	137,192
	(302,442)	(397,819)	(333,858)
Deferred income tax and social contribution
Deferred income tax	29,482	(378,168)	(234,493)
Deferred social contribution	9,947	(136,140)	(84,418)
	39,429	(514,308)	(318,911)
Provision for income tax and social contribution	124	(3,464)	(26)

	(262,889)	(915,591)	(652,795)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income are set out below:

	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))
Income before income tax and social contribution	1,013,316	3,001,033	2,201,898
Combined tax rate	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(344,527)	(1,020,351)	(748,645)
(Additions)/exclusions:
Unrecognized tax losses and temporary differences	6,611	(4,106)	(25,274)
Permanent additions and exclusions
Non-deductible donations	(4,806)	(3,058)	(5,537)
Non-deductible fines	(9,310)	(12,939)	(9,796)
Losses accounts receivable – Co billing	(11,957)	(3,267)	(7,674)
Impact of sale of towers	(30,700)	27,546	-
Other permanent additions and exclusions	7,439	(5,146)	(3,007)
Tax incentive – SUDENE/SUDAM (*)	118,250	93,123	137,192
Other amounts	6,111	12,607	9,946
	81,638	104,760	95,850
Income tax and social contribution charged to income for the year	(262,889)	(915,591)	(652,795)
Effective tax rate	25.94%	30.51%	29,65%

(*) As mentioned in Note 25 b.3, according to Article 443, item I, of Decree No. 3000/1999, Income tax rules, in order for tax incentives not to be considered within the taxable income, they must be recorded as capital reserves, and be used only to offset losses or increase share capital. The subsidiary TIM Celular has tax benefits compliant with these rules.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

34.	Earnings per share

(a)	Basic

Basic earnings per share are calculated by dividing the income attributable to shareholders of the Company by the weighted average number of shares circulated during the period.

	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))

Income attributable to shareholders of the Company	750,427	2,085,442	1,549,103

Weighted average number of common shares issued (thousands)	2,420,237	2,420,237	2,417,850

Basic earnings per share (expressed in R$)	0.31	0.86	0.64

(b)	Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume the conversion of all dilutive potential shares.

	2016	2015 Revised (Note 2(e))	2014 Revised (Note 2(e))

Income attributable to shareholders of the Company	750,427	2,085,442	1,549,103

Weighted average number of common shares issued (thousands)	2,420,241	2,420,325	2,418,877

Diluted earnings per share (expressed in R$)	0.31	0.86	0.64

Note: The calculation of diluted earnings per share considered 4,535 shares related to the 3rd Grant of the 2011-2013 Plan, as mentioned in Note 26.

35.	Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follos:

	Assets
	2016	2015

Telecom Argentina Group (1)	-	3,073
Telecom Italia Sparkle (1)	5,246	6,212
Lan Group (4)	2,471	3,881
TIM Brasil (6)	12,587	2,822
Other	674	674
Total	20,978	16,662

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	Liabilities
	2016	2015

Telecom Italia S.p.A. (2)	29,094	38,823
Telecom Argentina Group (1)	-	5,304
Telecom Italia Sparkle (1)	22,898	14,657
Italtel (3)	10,248	45,004
Lan Group (4)	7,822	3,854
TIM Brasil	4,877	4,309
Vivendi Group (7)	3,947	1,035
Other	38	38
Total	78,924	113,024

	Revenue
	2016	2015	2014

Telecom Italia S.p.A. (2)	3,090	3,668	2,938
Telecom Argentina Group (1)	8,232	5,771	6,663
Telecom Italia Sparkle (1)	4,694	5,223	10,230
Lan Group (4)	1,627	1,590	841
Total	17,643	16,252	20,672

	Costs/Expenses
	2016	2015	2014

Telecom Italia S.p.A. (2)	6,801	9,769	7,225
Telecom Italia Sparkle (1)	39,913	35,626	28,059
Telecom Argentina Group (1)	713	3,109	2,880
Lan Group (4)	52,938	51,806	40,444
Generali (5)	194	1,053	6,212
Vivendi Group (7)	8,075	7,669	-
Other	1,834	588	-
Total	110,468	109,620	84,820

(1)	These amounts refer to roaming, VAS, assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo. On March 8, 2016, Telecom Italia concluded the sale of its 100% interest held in Telecom Argentina Group.

(2)	These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)	The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)	The amounts refer to the lease of links and EILD (Industrial Exploration of Dedicated Lines), lease of means (submarine cables) and signaling services.

(5)	The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance, among others.

(6)	The amounts refer mainly to judicial deposits related to labor proceedings.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(7)	The amounts refer to VAS.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

The Company has social investment initiatives that include donations, projects developed by the TIM Institute and sponsorship schemes. In 2016, the Company invested over R$19.5 million in social benefits (91% in projects of the TIM Institute, 6% in sponsorship and 3% in donations), of which some R$17 million was invested as a social mandatory compensation relating to the credit granted by BNDES to TIM Celular.

36.	Management Compensation

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	2016	2015

Short term benefits	18,523	13,170
Share-based payments	1,200	3,029
	19,723	16,199

37.	Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, through the holding Telco S.p.A (“Telco”), hold 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007, together with certain restrictions on the rights of Telefónica S.A. to guarantee the absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE, Telco’s controlling companies signed a Performance Commitment Instrument (“TCD”), determining the rules of Telefónica participation in Telecom Italia deliberations and governance restrictions regarding the activities performed in the Brazilian market. TIM Brasil, the controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 4, 2013, while inspecting compliance with the TCD, CADE imposed a penalty on TIM Brasil because the company allegedly failed to submit to CADE the agreement entered into with a company of the Telefónica Group before entering into the TCD. On December 16, 2013, TIM Brasil submitted a motion for clarification, which automatically suspended the obligation to pay the penalty until CADE has judged such clarification. In May 2015, the appeal was judged unfavorable to the Company, and the penalty, in the amount of R$500 thousand was paid.

On December 22, 2014, the Steering Committee of ANATEL agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., conditional on the suspension of Telefónica’s entire voting rights in Telecom Italia and its subsidiaries, and revoking the monitoring commitments previously stipulated. Furthermore, according to ANATEL’s decision, any equity interest of Telefónica in Telecom Italia should be eliminated within eighteen (18) months.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (“ACC”), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by CADE to minimize any anti-trust concerns arising from this direct holding of Telefónica in Telecom Italia.

Concomitantly with the analysis of Telco’s spin-off, ANATEL and CADE approved the acquisition of GVT by Telefónica Brasil S.A., in December 2014 and March 2015, respectively. As part of the payment for the acquisition of GVT, and successive transactions between Vivendi, Telefónica and acquisitions on the open market, Vivendi currently holds 24.68% of voting shares in Telecom Italia, and 0.95% of total shares in Telefónica.

In this context, the Federal Official Gazette published CADE’s decision on April 28, 2015, confirming the extinction of the obligations established in the TCD, as well as with respect to TIM Brasil.

Subsequently, Telefónica announced through a material fact disclosed on June 24, 2015, “the total divestiture of its interest in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed”.

As at December 31, 2016, therefore, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering interconnection, roaming, site-sharing and radio frequency, infrastructure-sharing, Industrial Exploration of Dedicated Line (“Exploração Industrial de Linha Dedicada - EILD”), as well as long distance call co-billing agreements, all entered into on an arm’s length basis and considering the Brazilian regulations on providing such services as shown below:

	2016	2015
Assets	343,835	351,147
Liabilities	(97,541)	(122,301)

	2016	2015	2014
Revenue	720,827	911,892	1,206,043
Costs/Expenses	(552,749)	(574,580)	(792,587)

38.	Financial instruments and risk management

The financial instruments recorded by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized in income when incurred, under financial revenue or expenses.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently revised to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, in order to: (i) reduce the exchange variation risks; and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap and foreign

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

exchange fund contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32.

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follow:

(i)	Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing contracted in the market along with the related financial expenses; or ii) increases in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiaries: i) enter into swap contracts with financial institutions with the purpose of avoiding the impact of exchange rate variations on borrowing and financing; and ii) invest in foreign exchange funds with the purpose of reducing the impacts on commercial agreements.

As at December 31, 2016, the borrowing and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to the earnings of the subsidiaries.

The amount invested in the foreign exchange funds is intended partially to hedge foreign exchange exposure linked to US Dollar-denominated trade agreements, however, the hedge accounting was only partially applied to contracts to which the IFRS rules apply.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii)	Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of TJLP-indexed financing obtained by the subsidiary TIM Celular, when these rates are not proportional to the rates of the Interbank Deposit Certificates (CDI). As at December 31, 2016, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

- The possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at December 31, 2016, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI), and this considerably reduces such risks.

(iii)	Credit risk inherent in the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from the inability of subscribers to pay the amounts billed to them. To minimize this risk, the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing customers’ ability to use the services, among other actions, in the event that customers do not pay their debts. No individual customers contributed more than 10% of the net account receivables on December 31, 2016 and December 31, 2015 or more than 10% of the revenue from services rendered.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

(iv)        Credit risk inherent in the sale of handsets and prepaid telephone cards

The policy of the subsidiaries when selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivable, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are among the procedures adopted by the subsidiaries to limit possible problems in collecting from their business partners. There are no customers that contributed more than 10% of the net accounts receivable on December 31, 2016 and December 31, 2015 or more than 10% of sales revenue.

(v)	Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by transacting only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follow:

	2016			2015
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions involving derivatives	216,922	(81,473)	135,449	1,099,574	(109,512)	990,062

Current portion	82,454	(36,163)	46,291	608,915	(109,512)	499,403
Non-current portion	134,468	(45,310)	89,158	490,659	-	490,659

The consolidated financial derivative instruments with long term maturities at December 31, 2016 are as follow:

	Assets	Liabilities
2018	36,265	22,150
2019	17,592	10,375
2020	80,611	7,194
2021 onwards	-	5,591
	134,468	45,310

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

Consolidated financial assets and liabilities valued at fair value:

2016

	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Securities	479,953	-	479,953
Derivatives used for hedging purposes	-	216,922	216,922
Total assets	479,953	216,922	696,875
Liabilities
Financial liabilities valued at fair value through profit and loss
Derivatives used for hedging purposes	-	81,473	81,473
Total liabilities	-	81,473	81,473

2015

	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Marketable securities	599,414	-	599,414
Derivatives used for hedging purposes	-	1,099,574	1,099,574
Total assets	599,414	1,099,574	1,698,988
Liabilities
Financial liabilities valued at fair value through profit and loss
Derivatives used for hedging purposes	-	109,512	109,512
Total liabilities	-	109,512	109,512

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments in Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair values of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) are determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available, and rely to the minimum extent possible on entity-specific estimates. If all significant inputs required to determine the fair value of an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.

•	Other techniques, such as discounted cash flow analysis, are used to determine fair value

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on the future cash flow (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of discounting future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on the Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follow:

	Borrowing and Receivables	Assets valued at fair value	Total

December 31, 2016
Assets, per balance sheet
Derivative financial instruments	-	216,922	216,922
Trade accounts receivable and other accounts receivable, excluding prepayments	2,943,269	-	2,943,269
Marketable securities		479,953	479,953
Cash and cash equivalents	5,128,186	-	5,128,186
Leasing	204,762	-	204,762
Judicial deposits	1,294,125	-	1,294,125
Other assets	83,107	-	83,107
	9,653,449	696,875	10,350,324

	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
December 31, 2016
Liabilities, per balance sheet
Borrowing and financing	-	6,719,782	6,719,782
Derivative financial instruments	81,473	-	81,473
Suppliers and other obligations, excluding legal obligations	-	3,461,081	3,461,081
Leasing	-	1,802,238	1,802,238
Dividends payable	-	206,112	206,112
	81,473	12,189,213	12,270,686

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

	Borrowing and Receivables	Assets valued at fair value through profit or loss	Total

December 31,2015
Assets, per balance sheet
Derivative financial instruments	-	1,099,574	1,099,574
Trade accounts receivable and other accounts receivable, excluding prepayments	2,882,950	-	2,882,950
Marketable securities	-	599,414	599,414
Cash and cash equivalents	6,100,403	-	6,100,403
Leasing	199,935	-	199,935
Judicial deposits	1,106,041	-	1,106,041
Other assets	149,180	-	149,180
	10,438,509	1,698,988	12,137,497

	Revised (Note 2.e)
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2015
Liabilities, as per balance sheet
Borrowing and financing	-	7,926,437	7,926,437
Derivative financial instruments	109,512	-	109,512
Suppliers and other obligations, excluding legal obligations	-	3,734,555	3,734,555
Leasing	-	1,618,506	1,618,506
Dividends payable	-	524,779	524,779
	109,512	13,804,277	13,913,789

Regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowing taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the payment of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

As at December 31, 2016 no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

The criteria for choosing the financial institutions follow parameters that take into account the ratings provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding as at December 31, 2016 and December 31, 2015 are shown in the table below:

December 31, 2016

		COUNTERPARTY					AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	BOFA	622,980	622,980	100%	LIBOR 6M + 1.22% p.a.	94.33% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	78,065	78,065	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	182,046	182,046	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	324,860	324,860	100%	LIBOR 3M + 2.00% p.a.	103.60% of CDI
USD	LIBOR X DI	KFW/Finnvera	JP Morgan	121,038	121,038	100%	LIBOR 6M + 0.75% p.a.	79.00% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	294,138	294,138	100%	2.18% p.a.	88.05% of CDI

December 31, 2015

		COUNTERPARTY					AVERAGE SWAP RATE
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, Citibank, MS and BOFA	1,859,821	1,859,682	100%	LIBOR 6M + 0.89% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	187,038	187,038	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	304,924	304,924	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	468,114	468,114	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	CISCO	Santander	469,931	469,931	100%	2.18% p.a.	88.30% of CDI

In the second quarter of 2016, the Company, concurrently with the prepayment of part of the financing from European Investment Bank (“BEI”), reversed three swaps contracted with Banco Morgan Stanley and Citibank intended to hedge the Company against foreign exchange variation risks and interest rates related to this financing.

Also in the second quarter of 2016, the Company renewed for two years part of a loan from Bank of America, which had originally been due to mature in September 2016. Because of this renewal, the Company closed a swap linked to this loan, and entered into a new swap transaction to hedge the remaining balance of the loan.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment, at the end of June, to close a forward swap transaction in advance in order to ensure an attractive cost of 81.5% of the CDI rate for a financing agreement in foreign currency that will be disbursed in the future to KfW/Finnvera, with a notional value of approximately US$48 million. The swap was closed based on the same payment flow as the debt to be disbursed in the future to ensure full hedging. This transaction does not entail foreign exchange risk, since the initial US Dollar rate for this transaction (Debt and Swap) will be simultaneously based on pre-established date in the future. On December 31, 2016 the MTM of the transaction registered in the books was R$3,956 - Assets.

Position showing the sensitivity analysis – effect of variations of different scenarios on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follow:

Description	2016	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (BNP Paribas, BEI, BOFA, Cisco and KFW)	1,773,788	1,773,788	2,237,152	2,708,005
A) ∆ Aggregate Debt Variation			463,364	934,218
Fair value of the asset side of the swap	1,773,788	1,773,788	2,237,152	2,708,005
Fair value of the liability side of the swap	(1,638,339)	(1,638,339)	(1,635,791)	(1,637,373)
Swap result	135,450	135,450	601,361	1,070,632
B) ∆ Aggregate Swap Variation			465,911	935,182
C) Final result (B-A)			2,547	964

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect of: i) The variation in the CDI and; ii) The variations in the US Dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	13.63%	17.04%	20.45%
USD	3.2591	4.0739	4.8887

As the subsidiaries hold derivative financial instruments in order to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject designated as hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions, the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

inverse movement in the corresponding installments of the financial debt contracted, which is the designated hedge item of the subsidiaries’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at December 31, 2016 were conducted taking into account mainly the assumptions surrounding the variations in market interest rates and the variations of the US Dollar used in the swap agreements. The use of these assumptions in the Company analyses was exclusively due to the characteristics of Company’s derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the year

2016
Net result from USD vs. CDI transactions	(549,275)

Capital management

The Group’s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure, the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

In line with other companies of the sector, the Group monitors, among other indices, its capital leverage, with is based on the Net Debt/EBITDA ratio.

Financial leverage ratios as at December 31, 2016 and 2015, may be summarized as follow:

	2016	2015 Revised (Note 2(e))

Total borrowings and derivatives (Note 19 and 38)	6,584,333	6,936,374
Leasing – Liabilities (Note 15)	1,802,238	1,618,506
Leasing – Assets (Note 15)	(204,762)	(199,935)
Debts with ANATEL (Note 18)	147,219	77,450
Less: Cash and cash equivalents (Note 4)	(5,128,186)	(6,100,403)
Foreign exchange fund (Note 5)	(479,953)	(599,414)

Net Debt - Unaudited	2,720,889	1,732,578

EBITDA (last 12 months) - Unaudited	5,209,368	6,613,411

Financial leverage ratio (*) – Unaudited	0.52	0.26
Reconciliation to net income for the year: Net Income for the year	750,427	2,085,442
Depreciation and amortization	3,785,172	3,361,971
Financial results, net	410,880	250,407
Income and social contribution taxes	262,889	915,591
EBITDA (Unaudited) (**)	5,209,368	6,613,411

(*)       The variation in the ratio includes the effects from the sale of towers.

(**)       EBITDA: Earnings before interest, taxes, depreciation and amortization.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

39.	Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, as at December 31, 2016, the Company and its subsidiaries had insurance coverage for operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$39,762,469
General Third Party Liability	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

40.	Commitments

Rentals

The Company and its subsidiaries rent equipment and properties under several rental agreements with different maturity dates. Below is a list of the minimum committed rental payments under such agreements:

2017	744,832
2018	778,349
2019	813,375
2020	849,977
2021	888,226
4,074,759

41.	Other Information

On June 21, 2016 (the complaint was assigned on the 20th), OI S.A., Telemar Norte Leste S.A., OI Móvel S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and OI Brasil Holdings Coöperatief U.A. (jointly “Oi”), filed for judicial reorganization with the 7th Business Court of Rio de Janeiro, which the court approved on June 29, 2016. The complaint states that the purpose of the action is to protect OI’s cash and assets

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2016

(In thousands of Reais, unless otherwise indicated)

while it negotiates a judicial reorganization plan with its creditors, so that it can continue to operate. Together with the complaint, OI submitted a list of creditors, which is currently being analyzed by the court administrator appointed by the judge, which has not yet published the revised list of creditors including the credits subject to the judicial reorganization process. On September 30, 2016, the announcement containing the notice on the filing of the Judicial Reorganization Plan was published. The Reorganization Plan has not yet been approved by the creditors, and it will give details of payment of debts included in the reorganization, and of other measures for the recovery of OI Group.

The relationship between TIM and OI arises principally from regulated interconnection operations and the sharing of infrastructure, which are necessary for both operators. Thus, the net asset position of TIM in relation to the judicial reorganization of OI as at June 20, 2016, is as follows:

Interconnection	14,248
Other commercial relationship of infrastructure sharing	1,677
Total	15,925

On the basis of the information available on the date of preparation of the financial statements, TIM Management has not made any additional provision for the amounts outstanding with OI, since the reorganization plan presented by OI and the analysis conducted by the creditors pointed to a scenario in which partner suppliers could be paid within up to two years. The materiality of the balances in question and the nature of the services between the parties have also been taken into account.

In December 2016, the Technical Area of ANATEL issued a Decision Order whereby it confirmed the understanding of the effects of Resolution No. 639 of July 1, 2014, determining the application of Reference Values for the provision of EILD and indicating a reduction in the amounts charged by OI to TIM as of February 25, 2016. TIM notified OI Group of the terms of the decision, which are still being discussed by the parties. It should be noted that the Company has already agreed with other telecom operators to offset these amounts paid in excess during the aforementioned period.

* * *