Form 20-F
period 2019-12-31
TIM PARTICIPACOES SA
filed 2020-05-01
CIK 1066116

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐               REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

table of contents

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

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—A. Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the commercial selling exchange rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or Central Bank, at December 31, 2019 of R$4.03 to U.S.$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate. Such translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date. See “Item 3. Key Information—A. Selected Financial Data—Exchange Rates” for information regarding exchange rates for the Brazilian currency.

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

Forward-Looking Information

This annual report contains statements in relation to our plans, forecasts, expectations regarding future events, strategies and projections, which are forward-looking statements and involve risks and uncertainties and are therefore, not guarantees of future results. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after we file this annual report because of new information, future events and other factors. We and our representatives may also make forward-looking statements in press releases and oral statements. Statements that are not statements of historical fact, including statements about the beliefs and expectations of our management, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “plan,” “predict,” “project” and “target” and similar words are intended to identify forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. These statements appear in a number of places in this annual report, principally in “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects,” and include, but are not limited to, statements regarding our intent, belief or current expectations with respect to:

·	Brazilian telecommunications industry conditions, size and trends;
·	characteristics of competing networks’ products and services;
·	estimated demand forecasts;
·	the size of our subscriber base, particularly any increase in our postpaid subscribers;
·	development of additional sources of revenue;
·	strategy for marketing and operational expansion;
·	achieving and maintaining customer satisfaction;
·	development of higher profit margin activities, attaining higher margins, and controlling customer acquisition and other costs; and
·	capital expenditures forecasts, funding needs and financing resources.

Because forward-looking statements are subject to risks and uncertainties, our actual results and performance could differ significantly from those anticipated in such statements and the anticipated events or circumstances might not occur. The risks and uncertainties include, but are not limited to:

·	our ability to successfully implement our business strategy;
·

increasing competition from other providers and services in the telecommunications industry, particularly global and local Over The Top, or OTT, competitors providing communication services like Voice over Internet Protocol, or VoIP, calls and messages;

·	the trend towards consolidation in the Brazilian telecommunications market;
·

our ability to respond to new telecommunications technologies that are received favorably by the market, and to provide Value-Added Services, which are services and applications that provide additional functionality to the basic transmission services offered by a telecommunications network, to encourage the use of our network;

·	our ability to efficiently operate our systems and controls that are subject to failure or to cyber-security risks;
·	our ability to expand our services while maintaining the quality of the services provided and a positive customer experience;

·

our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets, such as in the context of the ongoing 2019 novel coronavirus, or COVID-19, pandemic;

·	performance of third party service providers and key suppliers on which we depend, as well as credit risk with respect to our customers;
·

government policy and changes in the regulatory environment or in the legal framework in Brazil, particularly as an economic group classified as having significant market power in some markets subject to increased regulation;

·	our dependence on authorizations granted and renewed by the Brazilian government;
·	the effect of economic and political conditions, such as inflation and exchange rate fluctuations; and
·	other factors identified or discussed under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

Part I

Item 1.          Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.          Offer Statistics and Expected Timetable

Not applicable.

Item 3.          Key Information

A.       Selected Financial Data

The selected financial data presented below should be read in conjunction with our consolidated financial statements, including the notes thereto. Our consolidated financial statements included herein, the consolidated balance sheets as of December 31, 2019, and the results of operations and cash flows for the year ended December 31, 2019 have been audited by Ernst & Young Auditores Independentes S.S. The report of Ernst & Young Auditores Independentes S.S. on such consolidated financial statements appear elsewhere in this annual report.

Our consolidated financial statements included herein and the selected consolidated financial data as of and for the years ended December 31, 2018, 2017, 2016 and 2015 derive from the respective year-end financial statements audited by PricewaterhouseCoopers Auditores Independentes.

The following table presents a summary of our historical consolidated financial and operating data for each of the periods indicated. Solely for the convenience of the reader, real amounts as of and for the year ended December 31, 2019 have been translated into U.S. dollars at the commercial market rate in effect on December 31, 2019 (as reported by the Central Bank of R$4.03 to U.S.$1.00). See “—Exchange Rates” for information regarding exchange rates for the Brazilian real. You should read the following information together with our consolidated financial statements and the notes thereto included elsewhere in this annual report and with “Item 5. Operating and Financial Review and Prospects.”

	As of and for the Year Ended December 31,
	2019 U.S.$(3)	2019 R$(3)	2018 R$(2)	2017 R$	2016 R$	2015 R$(1)
	(thousands of reais or U.S. dollars, unless otherwise indicated)
Income Statement Data:
Revenue	4,311,210	17,377,194	16,981,329	16,233,959	15,617,413	17,142,265
Cost of services provided and goods sold	(1,844,278)	(7,433,731)	(7,701,418)	(8,002,077)	(7,693,406)	(8,306,857)
Gross income	2,466,932	9,943,463	9,279,911	8,231,882	7,924,007	8,835,408
Operating income (expenses)
Selling expenses	(1,237,078)	(4,986,289)	(4,970,780)	(4,575,177)	(4,719,029)	(4,822,974)
General and administrative expenses	(426,194)	(1,717,859)	(1,608,319)	(1,424,643)	(1,258,722)	(1,195,277)
Other income (expenses), net	316,457	1,275,542	(283,289)	(298,710)	(522,060)	434,283
Operating income	1,120,117	4,514,857	2,417,523	1,933,352	1,424,196	3,251,440
Financial income (expenses)	5,262	21,210	(537,333)	(497,836)	(410,880)	(250,407)
Income before income and social contribution taxes	1,125,379	4,536,067	1,880,190	1,435,516	1,013,316	3,001,033
Income and social contribution taxes	(226,745)	(913,940)	664,911	(201,009)	(262,889)	(915,591)
Net income for the year	898,635	3,622,127	2,545,101	1,234,507	750,427	2,085,442
Basic earnings per share	0.37	1.50	1.05	0.51	0.31	0.86
Diluted earnings per share	0.37	1.50	1.05	0.51	0.31	0.86
Number of shares outstanding:
Common shares (in millions)	2,421	2,421	2,421	2,421	2,421	2,421
Dividends per share	0.09	0.35	0.30	0.11	0.06	0.19
Balance Sheet Data:
Property, plant, equipment and intangibles assets	6,768,177	27,280,490	21,885,626	22,151,015	21,717,105	20,626,541
Total assets	10,010,401	40,348,924	31,957,889	32,600,365	34,655,680	35,556,388
Borrowing and financing	2,433,810	9,809,958	3,603,091	6,578,115	6,719,782	7,926,436
Shareholders’ equity	5,565,241	22,431,818	19,794,837	18,151,184	17,187,513	16,577,332
Capital stock	2,447,788	9,866,298	9,866,298	9,866,298	9,866,298	9,866,298
Cash Flow Data:
Operating Activities:
Net cash from operations	1,752,729	7,064,726	6,129,387	5,404,112	4,992,248	4,278,184
Investing Activities:
Net cash from investment activities..	(921,091)	(3,712,642)	(3,830,420)	(4,400,575)	(4,288,299)	(2,804,934)
Financing Activities:
Net cash from financing activities	(531,621)	(2,142,804)	(4,184,155)	(3,171,005)	(1,736,166)	(605,839)
Increase (decrease) in cash and cash equivalents, net	300,017	1,209,280	(1,885,188)	(2,167,468)	(972,217)	867,411
Cash and cash equivalents at the beginning of the year	266,835	1,075,530	2,960,718	5,128,186	6,100,403	5,232,992
Cash and cash equivalents at end of the year	566,852	2,284,810	1,075,530	2,960,718	5,128,186	6,100,403

(1)     Revised figures reported on our annual report on Form 20-F issued on April 10, 2017, as explained in Note 2(e) of our consolidated financial statements presented therewith.

(2)     Includes the impact of the adoption of IFRS 9 and IFRS 15, as explained in Note 2(f) of our consolidated financial statements presented with our annual report on Form 20-F issued on April 10, 2019 and Note 2(f) of our consolidated financial statements presented herewith.

(3)     Includes the impact of the adoption of IFRS 16, as explained in Note 2(f) of our consolidated financial statements presented herewith.

Brazilian Economic Environment

Our business, prospects, financial condition and results of operations are dependent on general economic conditions in Brazil. The table below sets forth data regarding gross domestic product, or GDP, inflation, interest rates and real/U.S. dollar exchange rates in the periods indicated:

	2019	2018	2017	2016	2015
GDP growth (contraction) (%)(1)	1.1	1.3	1.0	(3.6)	(3.8)
Inflation (deflation) – IGP-M (%)(2)	7.30	7.34	(1.91)	7.17	10.54
Inflation (deflation) – IPCA (%)(3)	4.31	3.75	2.95	6.29	10.67
SELIC (%)(4)	4.50	6.50	7.00	13.75	14.25
DI Rate (%)(5)	4.40	6.40	9.93	14.00	13.18
TJLP (%) (6)	5.57	6.98	7.00	7.50	7.00
Appreciation (devaluation) of the real against the U.S. dollar (%)	(4.02)	(18.50)	(1.50)	16.54	(47.01)
Exchange rate (closing) – R$ per U.S.$1.00	4.0307	3.8748	3.3080	3.2591	3.9048
Average exchange rate – R$ per U.S.$1.00(7)	3.9453	3.6558	3.1925	3.4872	3.3329

(1)   Brazilian GDP was calculated using the new procedures adopted by the IBGE.

(2)   The General Market Price Index (Índice Geral de Preços do Mercado), or IGP-M, as measured by Fundação Getulio Vargas, or FGV, represents data accumulated over the 12 months in each year ended December 31.

(3)   The National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, as measured by IBGE, represents data accumulated over the 12 months in each year ended December 31.

(4)   This is the average adjusted rate of daily financing determined in the Special Settlement and Custody System (Sistema Especial de Liquidação e Custódia), or SELIC, for Brazilian federal securities (end of period).

(5)   The DI rate is the end of period interbank deposit rate in Brazil.

(6)   The long-term interest rate (Taxa de Juros de Longo Prazo), or TJLP, represents the interest rate applied by the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, in long-term financings (end of the period).

(7)   Average exchange rate of each year.

Sources: BNDES, Central Bank, Bloomberg, FGV and IBGE.

The year 2019 was marked by a modest improvement of the Brazilian economy including the continued recovery of GDP, which grew by 1.1%, mainly driven by services, investments and trade surplus. Brazil ended the year with a trade surplus of U.S.$47 billion, which is a reduction of 19.6% compared to 2018. Of note was the 7.5% decrease in exports that mostly offset the 3.3% decrease in imports. Inflation, measured by the IPCA, was under strict control and, by the end of 2019, it was at 4.3%, slightly above the 4.25% target set by the Central Bank for 2019. Such performance is explained by the slow economic recovery and the still relatively high unemployment rate. The SELIC, or basic interest rate, was further reduced in 2019 and closed the year at 4.5%, which is 2.0% lower than SELIC at the closing of 2018. On February 5, 2020, the Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil), or COPOM, reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020. As of April 28, 2020, the SELIC rate is 3.75%. This movement is explained by the still-modest economic recovery of the country and the lower expectation of inflation. The Brazilian government and Central Bank have taken and will likely continue to take actions to change or adjust economic policies as a reaction to turmoil in the financial markets and increased volatility caused by the COVID-19 outbreak.

Despite the overall positive economic impact of the approval of the public pension reform, instability continued to characterize Brazil’s political environment, leading to uncertainties regarding the approval of other necessary reforms such as fiscal and political reforms. We cannot predict the effects of further political developments on the Brazilian economy, including the policies that President Jair Bolsonaro and his economic team submit for congressional analysis, which may be approved or not and might affect our business and the Brazilian economy.

Internationally, the continuous military posturing, particularly between the United States and North Korea, and enhanced trade disputes, especially between the United States and China, brought volatility to the markets, generating strong fluctuations in securities trading and commodities markets. In Europe, levels of economic activity entered a slower growth trajectory, as political tensions within the Eurozone and the effects of the United Kingdom formally leaving the European Union on January 31, 2020, or Brexit, continue (see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”). In the United States, concerns regarding the impeachment of the current president throughout the now-concluded impeachment process, as well as his international policy, set a tone of uncertainty about the sustainability of global economic growth in the years to come.

Exchange Rates

In respect of foreign exchange, the Brazilian real depreciated 4.02% compared to the U.S. dollar in 2019. During the year, the exchange rate showed some volatility due to continued reports of corruption cases in Brazil involving political officials and major Brazilian companies, expectations regarding the approval of the public pension, fiscal and political reforms, adjustments to the Brazilian monetary policy, international trade disputes, and reforms proposed by the U.S. government.

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

During the first part of 2020, the real continued to depreciate considerably as compared to the U.S. dollar.  On April 28, 2020, the selling real/dollar exchange rate was R$5.5683 to U.S.$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 28, 2020 may not be indicative of future exchange rates.

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

Risks Relating to our Business

We face various risks related to health epidemics and other outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.

We face various risks related to health epidemics and other outbreaks, including the global outbreak of COVID-19. The COVID-19 pandemic, changes in consumer behavior related to illness, pandemic fears and market downturns, and restrictions intended to slow the spread of COVID-19, including quarantines, government-mandated actions, stay-at-home orders and other restrictions, have led to reduction of demand for our services and our ability to provide those services, disruption and volatility in the global and Brazilian capital markets, which may produce a negative impact on global, regional and national economies and disrupt supply chains and otherwise reduce international trade and business activity.

Due to the speed with which the situation is developing, we are not able at this time to estimate the impact of COVID-19 on our financial or operational results, but the impact could be material, depending on the duration of the epidemic, related restrictive measures as well as the effect of governmental regulations imposed in response to the pandemic. As of the date of filing this annual report on Form 20-F, the COVID-19 pandemic has impacted revenues from our prepaid segment due to decreased demand as a result of the reduced disposable income available to certain customers and to the temporary closure of certain of our retail locations and other points of sale. If the COVID-19 situation continues for an extended period, it may also reduce demand from our post-paid clients for more expensive plans or certain services (e.g. roaming) or even lead to plan cancellations or increased delinquency. Protracted restrictive measures could also lead to disruptions in our logistic chain, in our suppliers’ production or deliveries or in our ability to deliver our products (such as new devices or SIM cards) or to service our network on a timely basis, which may have a material adverse effect on our business and results of operations. If significant portions of our workforce are unable to work effectively as a result of the COVID-19 pandemic, including because of illness, quarantines, facility closures, ineffective remote work arrangements or technology failures or limitations, our operations would be adversely impacted. Market declines and volatility due to COVID-19 could also ultimately negatively impact our ability to refinance our debt or raise capital in favorable terms. While it is too early for us to predict the impacts on our business or our financial targets of the expanding pandemic and the governmental responses to it, we could be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

We are working with our stakeholders (including customers, vendors, suppliers and business partners) to assess the impact of the COVID-19 pandemic and to take actions in an effort to mitigate adverse consequences. The duration of the COVID-19 pandemic is uncertain, and the foregoing impacts and other unforeseen impacts not referenced herein, as well as the ultimate impact of the COVID-19 pandemic, are difficult to predict and could have a material adverse effect on our business, financial condition, results of operations and cash flows.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this ‘‘Risk Factors’’ section, such as those relating to our ability to successfully implement our business strategy (see “—We may be unable to successfully implement our business strategy”) the credit risk of our customers (see “—We are subject to credit risk with respect to our customers”), our dependence on key suppliers and contractual relationships with other telecommunications providers (“—We depend on key suppliers, certain inputs and contractual relationships with other telecommunications providers which are critical to our ability to provide telecommunications services to our customers”) the Brazilian government’s influence over the Brazilian economy (see “—Risks Relating to Brazil—Risks related to Brazilian economic and political conditions may negatively affect our business,” “—The Brazilian government has exerted significant influence over the Brazilian economy and continues to do so. This involvement may have an adverse effect on our activities, our business and on the market prices of our shares and ADSs”) and volatility in global and domestic financial markets (see “—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets” and “—Risks Relating to Brazil—Developments and the perception of risk in other countries may adversely affect the Brazilian economy and market price of Brazilian issuers’ securities”).

We may be unable to successfully implement our business strategy.

Our business will be adversely affected if we are unable to successfully implement our strategic objectives. Factors beyond our control may prevent us from achieving our strategy.

Our business strategy is aimed at improving revenues and selective growth, while maintaining financial discipline. To achieve this goal, we seek to strengthen our market position by leveraging mobile telephony to increase broadband usage and by exploiting opportunities arising from emerging technologies and customer behavior changes.

In respect of our strategic efforts regarding broadband, we are seeking to increase our presence in the residential broadband market by investing significant efforts and resources to expand our footprint and the density of our fiber optic broadband service, providing a higher-speed fixed connection closer to the customer residence, branded as TIM Live, and launching our fixed broadband service through mobile network, a solution known as fixed wireless access, when we offer broadband through LTE or 4G wireless communication networks as a type of fixed wireless access. The provision of fiber optic broadband service is a highly capital intensive business that brings a long-term return on investments and increases the risks to our operation. As a new business, fixed wireless access also brings new risks, particularly related to market response and customer behavior, that could negatively impact the use of our mobile network resources.

Our ability to implement our strategy is influenced by many factors partially or completely outside our control, including:

·	an increase in the number of competitors in the telecommunications industry that could reduce our market share;
·

increased competition from mobile virtual network operator companies, which offer telecommunication services to customers by leasing network capacity from traditional network providers, without their own network infrastructure;

·	increased competition from global and local OTT, providers who offer content and services based on the Internet including voice calls and messaging without owning network infrastructure;
·	increased competition in our main markets that could reduce the prices we charge for our services and could have an unintended adverse effect on our results;
·	our ability to strengthen our competitive position in the Brazilian mobile telecommunications market;
·	our ability to develop and introduce new and innovative technologies that are received favorably by the market, and to provide Value-Added Services to encourage the use of our network;
·	controls and system technology failures, which could negatively affect our revenues and reputation;
·	the introduction of transformative technologies that could be difficult for us to keep pace with and could cause significant revenues decrease;
·

our ability to operate efficiently and to refinance our debt as it comes due, particularly in consideration of political and economic conditions in Brazil and uncertainties in credit and capital markets;

·	our ability to most efficiently scale our structure;
·	our ability to attract and retain qualified personnel;
·	performance of third party service providers and key suppliers on which we depend, such as any difficulties we may encounter in our supply and procurement processes;
·	government policy and changes in the regulatory environment or legal framework in Brazil;
·	the effect of exchange rate and inflation fluctuations;
·	the outcome of litigation, disputes and investigations in which we are involved or may become involved;
·	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs;
·	the real possibility of an increase in taxes by state governments and the Brazilian federal government, or the Federal Government, in order to balance their financial deficit;

·

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

·	the renewal of our spectrum licenses over the next several years, given the ongoing changes being proposed in the Brazilian Congress to the telecommunications sector regulatory framework.

As a result of these uncertainties, there can be no assurance that our strategic objectives can effectively be attained in the manner and within the time frame described.

We face increasing competition from other providers and services, which may adversely affect our results of operations.

We face competition throughout Brazil from many providers in the personal communications service, or PCS, market. We compete with providers of mobile telecommunication, VoIP services, and landline telecommunications services – including by bundling voice and data to customers in a single offer. Due to this increasing competition, we may incur higher advertising and commercial costs as we attempt to maintain or expand our market share. Other than TIM, the following main competitors also hold authorizations to provide PCS with national coverage: Claro S.A., under the brand name Claro, Telefônica Brasil S.A., or Telefônica Brasil, under the brand name Vivo, Oi S.A., under the brand name Oi and, Nextel Telecomunicações Ltda., under the brand name Nextel, which was recently acquired by Claro. Moreover, all PCS providers with national coverage offer third generation, or 3G, and fourth generation, or 4G, mobile telecommunications network technology, reducing differentiation. Possible market consolidations in the near future, if driven by our main competitors, may favor their strategic advantage with increased market power and access to greater financial resources, thereby weakening our market position.

We also expect to face increased competition from other services outside the telecommunications industry. Technological changes, such as the development, roll-out, and improvement of 4G and 5G mobile networks, may create new revenue streams but also hinder traditional services, introducing additional sources of competition, such as OTT competitors providing communication services like VoIP calls and messages. These OTT communication apps are often free of charge (i.e., no subscription fee), accessible by smartphones, and usually allow their users to have access to potentially unlimited messaging and voice services over the Internet, bypassing traditional and more profitable voice and messaging services, such as SMS, which no longer represent significant revenues. As penetration of smartphones in Brazil increases and OTT application services become widespread, SMS is becoming irrelevant. As a result, voice traffic is migrating to data and offers from almost all competitors have started to include unlimited voice, thereby accelerating commoditization. Furthermore, very often OTT applications become so important to customers that they are bundled as zero-rated services, or OTT applications for which data usage is free. These and other factors are responsible for the increase in the competitive pressure we are facing in the mobile market.

OTT application service providers also leverage existing infrastructures and generally do not operate capital-intensive business models associated with traditional mobile network operators like TIM. Technological developments have led to significant improvements in the services provided by OTT applications – particularly in speech quality delivered by data communications apps, strengthening their positioning and relevance as competitors. In addition, providers with strong brand capability and financial strengths have turned their attention to the provision of OTT application services. In the long term, if non-traditional mobile voice and data services or similar services continue to increase in popularity, as they are expected to do, and if we and other mobile network operators are not able to address this competition, this could contribute to further declines in mobile monthly average revenue per user, or ARPU, and lower margins across many of our products and services, thereby having a material adverse effect on our business, results of operations, financial condition and prospects.

OTT service providers concentrate the content, the means to create it and the distribution channel. With these resources they are dedicated to creating new ways the user can interact and consume content. As a result, operators like TIM are challenged to rethink Value-Added Services and may stumble upon limitations beyond technology, such as regulation, thereby not having enough leverage to compete.

We expect that new products and technologies will be created with frequency and that those already established will be in continuous evolution, implying a variety of potential consequences for us. These new outcomes may, in the best scenario, reduce the price of our services by providing lower-cost alternatives or, in the worst scenario, render our products and services obsolete, requiring significant investments in new technologies. If such changes occur, our main competitors in the future may be new participants in the market without the burden of an installed older infrastructure. The amount of investment needed to upgrade our premises and to stay effectively competitive could be significant.

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

The Brazilian telecommunications market has been subject to consolidation. For example, in September 2014, Telefónica S.A., or Telefónica, entered into a stock purchase agreement to acquire from Vivendi S.A., or Vivendi, all of the shares of GVT Participações S.A., the controlling shareholder of Global Village Telecom S.A., or GVT, and such acquisition, the GVT acquisition. The GVT acquisition increased Telefónica’s share of the Brazilian telecommunications market, and we believe such trend could continue in the industry as providers continue to pursue economies of scale. In June 2017, the Scandinavian group AINMT Holdings, known as Ice Group, acquired 30% of the capital stock of Nextel Brazil from NII Holdings. The agreement between the two companies provided for the possibility of the acquisition of an additional 30% of the Brazilian mobile operator, conditioned on the restructuring of the Company’s debt with Brazilian and Chinese banks. This additional acquisition did not occur and the agreement was finalized in February 2018. In 2019, Nextel Brazil was acquired by Claro S.A. and the consolidation process remains ongoing.

The economic and regulatory environment faced by some relevant telecommunications companies in Brazil, such as Oi, Sercomtel, a local phone and Internet service provider in the state of Paraná, and Sky, could also be expected to encourage the consolidation trend – or even the entry of a new competitor – in the Brazilian telecommunications market. In 2018, via a new resolution, Anatel reduced one of the main regulatory barriers to consolidation in the mobile market.

Resolution No. 703/2018 changed the spectrum cap regulation, which increased the amount of spectrum bandwidth an operator is allowed to retain, depending on frequency range and applicable antitrust measures. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations. We may also consider engaging in merger or acquisition activity in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

In this regard, potential acquisitions have inherent risks such as increasing leverage and debt service requirements, combining company cultures and facilities, potential exposure to successor liability, and the need to raise additional capital, which may not be possible at that time. Any of these and other factors could adversely affect our ability to achieve the anticipated cash flows at acquired operations or realize other anticipated benefits of acquisitions, which could negatively affect our reputation or operations.

We may face difficulties responding to new telecommunications technologies.

The Brazilian wireless telecommunications market is experiencing significant technological changes, as evidenced by the following, among other factors:

·	shorter time periods between the introduction of new telecommunication technologies and subsequent upgrades or replacements;
·

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

·

an increase in market competition in respect of residential fixed ultra-broadband, requiring operators (including former fixed Internet providers which had provided services using copper and coaxial technologies) to accelerate investments in fiber capillarity deployments;

·	new customer behaviors, particularly migrating services from voice to data, requiring new planning models and accelerating the evolution of communications to increasingly occur on the IP network;
·	ongoing improvements in the capacity and quality of digital technology available in Brazil;
·	the launch of voice over LTE, known as VoLTE, which increase significantly the quality of voice calls and allows companies to traffic voice as data through their 4G networks;
·	the expansion of the Internet of Things, or IoT, technology in all of its forms and applications, requiring the creation of new platforms enabling its operation in new areas of the value chain;
·

the forthcoming introduction of 5G technology, which creates specific demands on bandwidth and performance, and takes advantage of network virtualization, distributed cloud at the wireless edge, and allows multiple logical networks to run on top of a shared physical network infrastructure, known as network slicing, for traffic control in a service-based architecture;

·	continued auction of licenses for the operation of additional bandwidth;
·	the development of cloud solutions to provide platform as a service (PaaS), software as a service (SaaS), or infrastructure as a service (IaaS), in order to drive down costs;
·	the introduction of artificial intelligence, or AI, and machine learning in order to use resources more efficiently, reduce spending and increase agility;
·	the development of user interface, or UI, and user experience, or UX, technology; and
·

the widespread implementation, in the near future, of Embedded Subscriber Identity Module, or eSIM, technology, which is a small microchip built into phones as an alternative to the conventional physical SIM card setup, and which will enable our customers to switch faster to other providers, thereby increasing competition.

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

Our success largely depends on the continued and uninterrupted performance of our controls, network technology systems and of certain hardware. Our technical infrastructure (including our network infrastructure and information technology, or IT, systems for mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. An unexpected increase in volume on our network and systems could cause them to malfunction, such as in periods of increased demand or unexpected circumstances that may reduce our ability to service our infrastructure, such as in a health crisis similar to the current COVID-19 pandemic. Our controls are dependent, not exclusively, on these technological systems and are also subject to the interruptions and failures. Unanticipated problems with our controls, or at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our levels of customer satisfaction, our reputation and compliance with certain of our regulatory obligations.

In addition, our operations and reputation could be materially negatively affected by cyber-security threats or our failure to comply with new data protection laws, mainly the Brazilian General Data Protection Law (Law No. 13,709/2018), or the LGPD. Currently, a proposal to postpone its entry into force until January 1, 2021 was already approved by the Brazilian Senate and will be voted by the House of Representatives, before being submitted to Presidential approval.

The company is performing a deep-gap analysis in order to identify the main problems and, based on this analysis, intends to implement a master plan to achieve full compliance with the new LGPD requirements. However, deficiencies in the full adoption of data security measures, implementing personal data processing and retention requirements and reporting data measures within a narrow mandatory time frame could lead to disputes with data protection authorities, fines or harm to our reputation.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure that we will be able to successfully operate and upgrade our information and processing systems or that they will continue to perform as expected without any failure. A severe failure in our accounting, information and processing systems could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

Our business is dependent on our ability to expand our services while maintaining the quality of the services provided and a positive customer experience.

Our business as a telecommunications services provider depends on our ability to maintain and expand our telecommunications services network. We believe that our expected growth will require, among other aspects:

·	continuous development of our controls and operational and administrative systems;
·	efficiently allocate our capital;
·	increasing marketing activities;
·	improving our understanding of customer wants and needs;
·	continuous attention to service quality;
·	a positive customer experience;
·	attracting, training and retaining qualified management, technical, customer relations, and sales personnel; and
·	increased network capacity through new spectrum acquisition and/or more investment in network assets such as 4G and 5G technology.

We believe that these requirements will place significant demand on our managerial, operational and financial resources. Failure to manage successfully our expected growth could reduce the quality of our services and result in an inadequate customer experience, with adverse effects on our business, financial condition and results of operations.

Our operations are also dependent upon our ability to maintain and protect our network. Damage to our network and backup systems could result in service delays or interruptions and limit our ability to provide customers with reliable service over our network. The occurrence of an event that damages our network may adversely affect our business, financial condition and results of operations.

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

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios and tests. See “Item 5. Operating and Financial Review and Prospects.” The ability of our subsidiary to meet these financial ratios and tests can be affected by events beyond our and their control, and we cannot assure that it will meet those tests. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these agreements. As of December 31, 2019, we had approximately R$2,029 million in consolidated outstanding indebtedness, of which 18% was denominated in foreign currency (primarily U.S. dollars), for which we use derivative instruments to offset exposure to foreign currency. If we are unable to meet these debt service obligations, or comply with these debt covenants, we could be forced to restructure or refinance this indebtedness, seek additional equity capital or sell assets.

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

In addition, federal, state and municipal tax authorities have questioned some tax procedures we have adopted, and have raised questions regarding the calculation of the basis for certain sector-specific contributions (FUST and FUNTTEL, as each are defined in “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services”). As of December 31, 2019, we are subject to approximately 3,125 tax-related lawsuits and administrative proceedings with an aggregate value of approximately R$16.5 million classified as “probable loss” and “possible loss” by our legal advisors.

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

Telecom Italia S.p.A., or Telecom Italia, as Licensor, and TIM S.A., TIM Participações and Instituto TIM as Licensees, entered into a trademark license agreement, or the Trademark License Agreement, where Telecom Italia granted the Licensees a non-exclusive and non-transferable license of 246 trademarks (including the TIM trademark) to: (i) promote and render Licensees’ services, including co-branded services; (ii) use the trademarks as domain names of websites owned by the Licensees, dedicated to the promotion and/or the rendering of the Licensees’ services; (iii) use the TIM trademark in events, campaigns, commercial partnerships, sponsorship projects and other activities in order to promote Licensees’ services; and (iv) use “TIM” as part of Licensees’ corporate names. The Trademark License Agreement is limited to Brazil and valid from May 17, 2018 to December 31, 2020, unless terminated earlier. Telecom Italia, who owns the rights to the “TIM” trade name, may prevent us from using the TIM trademark by termination of the Trademark License Agreement. The loss of use of the trademark “TIM” may have a material adverse effect on our business and operating results.

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

We may be exposed to contingent liabilities due to our outsourcing of certain functions to third-party service providers. Such potential liabilities may involve claims by third-party providers who claim that they are treated as direct employees as well as claims for secondary liability resulting from work place injury, wage parity and overtime pay complaints. Our financial condition and results of operation may be adversely affected in the event that a material portion of these liabilities are decided against us.

Furthermore, legal proceedings have called into question the legality, in general, of companies outsourcing their main activities, as well as, more specifically, telecommunication companies carrying out their operations by outsourcing certain functions. No definitive position has been reached regarding the specific telecommunications question. However, the Brazilian Supreme Court has recently declared the outsourcing of any company’s main activities as legal, which indicates a probable favorable outcome regarding the matter.

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

We rely on various vendors to supply network equipment, mobile handsets and accessories necessary for our business. These suppliers may, among other things, delay delivery periods, increase their prices, limit the amounts they are willing or able to supply to us, or suffer disruptions in their own supply chains. If these suppliers are unable or unwilling to provide us with equipment or supplies on a regular basis, we could face difficulties in carrying out our operations, which could negatively affect our results of operations and limit our ability to execute our agreements.

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

In June 2016, one telecommunications provider that we maintain a contractual relationship with, Oi, filed for judicial reorganization (a form of bankruptcy protection under Brazilian law), acknowledging its inability to sustain its financial obligations. The judicial reorganization plan was approved at Oi’s general shareholders meeting in December 2017, after intense negotiations among credit holders and shareholders, and was judicially ratified in January 2018 subject to certain reservation regarding the terms of the judicial reorganization, mainly regarding Oi’s relationship with its creditors. In March 2018, through a joint withdrawal of proceedings, TIM and Oi settled their claims, which were generally related to infrastructure and interconnection, via a dedicated conflict resolution process at Anatel.

Our operations could be suspended or interrupted as a result of natural or man-made disasters or other unexpected events.

Our operations may be suspended or interrupted for an indeterminate period in case of adverse events, such as a result of damages to our transmission bases, natural disasters, climate change or other environmental events or natural or man-made disasters, including fire, explosion, storms, geopolitical disruptions, civil unrest or health crises (such as the novel COVID-19 pandemic) or any other unexpected events. If we are unable to mitigate or prevent such damage in the event of a natural or man-made disaster and any other unexpected events, the suspension or interruption of our operations could have a material adverse effect on the continuity of our operations, our financial results and the compliance with regulations.

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

Our ability to achieve our strategic objectives depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our networks in Brazil. Factors that could affect this implementation include:

·	our ability to generate cash flow or to obtain future financing necessary to implement our projects;
·	delays in the delivery of telecommunications equipment by our vendors;
·	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities;
·	delays in obtaining licenses required to carry out construction works and other activities necessary to implement and update our network; and
·	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected. We employ structured control tools and procedures in order to meet deadlines and avoid impacts on our business and results of operations.

Risks Relating to the Brazilian Telecommunications Industry

Anatel classified us as an economic group with significant market power in some markets and are now subject to increased regulation.

In July 2018, Anatel published Resolution No. 694/2018, or the New PGMC, revising the general plan for competition goals (Plano Geral de Metas de Competição), or PGMC 2012. Under the New PGMC, TIM has been classified as having significant market power in the following relevant markets: (i) mobile network; (ii) national roaming; and (iii) high capacity data transport.

Due to such classification, we are subject to increased regulation under the New PGMC, which could have an adverse effect on our business financial condition, results of operations and compliance with regulations. In the national roaming market, we must also offer roaming services at regulated rates to other mobile providers.

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for Value of Use of Mobile Network (Valor de Uso de Rede Móvel), or VU-M, as well as the termination of calls on local fixed line networks (Tarifa de Uso de Rede Local), or TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates have been decreasing based on a glide path until the cost modeling known as Bottom-Up Long-Run Incremental Cost, or BU-LRIC, which takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering the existing regulatory obligations, is applied (2019 for VU-M and TU-RL, and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. On December 18, 2018, Anatel published the corresponding Acts No. 9,918/2018, 9,919/2018 and 9,920/2018, which determined the specific reference rates effective as of February 2020. By the end of 2019, Anatel began the process of reviewing these Acts and the related reference rates again.

Our radio frequency, or RF, authorizations for the 800 MHz, 900 MHz and 1,800 MHz bands that we use to provide PCS services started to expire in September 2007 and are renewable for one additional 15-year period, requiring payment at every two-year period equal to 2% of the prior year’s revenue net of taxes, by way of investment under the Basic and Alternative Service Plans, which are intended to increase telecommunications penetration throughout Brazil. Anatel has stated that the revenue on which the 2% payment is based should be calculated as including revenues derived from interconnection as well as additional facilities and conveniences. As a result, we are currently disputing these radio frequency, or RF, authorization renewal payments both administratively and judicially. Although there are administrative procedures still pending on analysis, Anatel has denied the Company’s appeals and issued Precedent No. 13, determining that revenues from interconnection as well as additional facilities and conveniences should be considered on the basis of the calculation of the price due to the renewal of the spectrum licenses. Judicially, the matter is also still under dispute. In December 2018, under Judgment No. 706 and No. 707, Anatel approved a new radiofrequency revenue segregation methodology to be applied. The application of this new methodology allows the segregation of significant market power revenues by the percentage of radiofrequency extended in relation to the total of existing radiofrequencies, both expressed in the amount of MHz.

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

In addition to the rules set forth by Anatel, we are subject to compliance with various legal and regulatory obligations, including, but not limited to, obligations arising from the following: (i) PCS authorizations under which we operate our cellular telecommunications business; (ii) fixed authorizations (local, national long distance, international long distance and multimedia service) under which we operate our telecommunications business; (iii) limited private services authorization under which we operate a private network formed by point-to-point radio communication (radioenlaces); (iv) the Consumer Defense Code; (v) the General Telecommunications Law (amended by Law No. 13,879/2019); and (vi) the Data Protection Law (Law No. 13,709/2018, as amended).

In addition, we are also subject to national and international anti-corruption laws. We believe that we are currently in material compliance with our obligations arising out of each of the above referenced laws, regulations and authorizations.

Over the last few years, Anatel has instituted certain administrative processes against the Company and other Brazilian telecommunications providers to investigate certain alleged nonconformities related to quality goals and other regulatory obligations. In response to the initiation of such Anatel proceedings, the Company, as well as other active telecommunications companies in the Brazilian market, opted for the negotiation and conclusion of a Term of Conduct Adjustment, or TAC. The TAC aims at the remediation of the underlying causes of the ongoing administrative processes by setting commitments for conduct adjustment and investment on additional projects in general. The TAC was approved by Anatel on August 22, 2019 and the proceeding is currently pending deliberation by the Federal General Accounting Office, which had intervened in the negotiations and requested further clarification, causing a delay in the procedural process. We expect the TAC to be executed in the following months. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—PCS Regulation.”

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

Anatel issued regulations on interconnection rules from 1997 to 2014, and, as noted above, in July 2014, established a fully allocated cost model for reference rates by allocating the various service costs to determine a basic price, effective as of February 2016. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulation.”

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

Anatel Resolution No. 700/2018 sets limits of emission and exposure for fields with frequencies between 8.3 kHz and 300 GHz, and Anatel Act No. 458/2019 and Law No. 11,934/2009 establish limits related to the magnetic and electromagnetic emissions recommended by the World Health Organization and require that operators have to maintain a record of the measurements of the levels of the magnetic and electromagnetic emissions of each transmitting station.

Any of these or any other additional regulations could adversely affect our business, financial condition and results of operations. Government authorities could pass more restrictive regulation of wireless handsets and base stations as a result of these health concerns, or wireless companies, including us, could be held liable for costs or damages associated with these concerns, which could have an adverse effect on our business, financial condition and results of operation. We cannot assure you that further medical research and studies will refute a link between the mobile technology in question and these health concerns.

Risks Relating to Brazil

Risks related to Brazilian economic and political conditions may negatively affect our business.

Political conditions in Brazil may affect the confidence of investors and the public in general, as well as the development of the economy. In 2019, the Brazilian economy continued to show signs of recovery: GDP grew, inflation was kept under control and the interest rate declined. However, the recent past has been marked by an unstable political environment and ongoing investigations into allegations of corruption in private and state-controlled enterprises, which contributed to the decline of the confidence of investors and the public in general.

Currently, with the progress of the different investigations carried out by the Federal Police and by the General Prosecutor’s Office, there is significant uncertainty regarding the future of the national political environment and its effect on the Brazilian economy. Some relevant Brazilian companies are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with corruption allegations, or the “Lava Jato” investigations. Depending on the duration, outcome and possible expansion of such investigations, the uncertainty could affect the country’s reputation and result in downgrades from rating agencies. We cannot predict the results of the investigations and which policies the Brazilian government may adopt or change or the effect that might have on our business and on the Brazilian economy.

Presidential elections took place in 2018 and the first year of Jair Bolsonaro as president was marked by discussions over the reforms and political instability, including the release of former President Luiz Inácio Lula da Silva from prison. Despite the approval of the pension plan reform, the ability of the president and his team to implement new policies and other reforms may reduce investor and market confidence, and as a result we are unable to predict the country’s political and economic direction in coming years.

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

In March 2017, there was a favorable decision of the Brazilian Federal Supreme Court, or STF, published in October, on the composition of the calculation bases of PIS and COFINS. In summary, the court recognized the unconstitutionality of including the major tax applicable to goods and telecommunication services (Imposto sobre Operações relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação), or ICMS, in the calculation of PIS and COFINS, deciding in favor of its exclusion.

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

Since January 2018, the tax over Value-Added Services has increased with the inclusion of Value-Added Services revenues in the calculation of Municipal Tax on Services (Imposto Sobre Serviços), or ISS, due to Law No. 157/2016, which is a municipality tax which rates vary from 2% to 5%.

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

Most of our indebtedness is denominated in reais and subject to Brazilian floating interest rates or subject to currency swaps that are tied to Brazilian floating interest rates. Any increase in the interbank deposit certificate (certificado de depósito interbancário), or CDI, rate, the TJLP rate or the SELIC rate may have an adverse impact on our financial expenses and our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

The effects of the weak domestic economy could reduce purchases of our products and services and adversely affect our results of operations, cash flows and financial condition.

Although the global economy recently has been showing signs of improvement, domestic economic conditions still have been slow to recover. The Brazilian economy has gone through a marked recession in recent years, partially due to the interventionist economic and instability in the political environment, in particular in connection with the investigations that Brazilian companies are facing investigations by the CVM, the SEC, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with the “Lava Jato” investigations. Monetary policies of the previous administration and the general global fall and the recovery is still dependable on the approval of fiscal and political reforms, and the new policies of the current president.

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

We are susceptible to swings in global economic conditions, typified most recently by difficult credit and liquidity conditions and disruptions leading to greater volatility, which is enhanced by continued tensions between the United States and other commercial partners, such as China. The global economy has largely recovered from the crisis of 2007, however markets remain subject to ongoing volatility factors including interest rate divergence, geopolitical events such as the consequences of Brexit and global growth expectations, and there is no assurance that similar conditions will not arise again. In the long term, as a consequence, global investor confidence may remain low and credit may remain relatively lacking. Hence, additional volatility in the global financial markets may occur.

In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally left the European Union on January 31, 2020, at which point a transition period began. The United Kingdom is expected to continue to follow certain European Union rules during the transition period; however, the ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during the transitional period or more permanently. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union or over whether and to what effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our shares and ADSs.

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

Gains realized by non-Brazilian holders on dispositions of common shares in Brazil or in transactions with Brazilian residents may be exempt from Brazilian income tax, or taxed at a rate that may vary between 15% and 25%, depending on the circumstances. Gains realized through transactions on Brazilian stock exchanges are exempt from the Brazilian income tax, provided that the transactions are carried out in accordance with the Brazilian National Monetary Council’s (Conselho Monetário Nacional), or CMN’s, Resolution CMN 4,373 (that replaced Resolution CMN 2,689) and the foreign investor is not located in Low or Nil Tax Jurisdictions. Gains realized through transactions with Brazilian residents or not executed on the Brazilian stock exchanges are subject to tax at a rate (1) that may vary between 15% and 22.5% depending on the capital gain amount if the investors are located in regular taxation jurisdictions, or (2) of 25% if the capital gain is realized by investors located in Low or Nil Tax Jurisdictions.

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

We continued to expand and restructure our operations through a series of corporate reorganizations, mergers, acquisitions and name changes, and we are currently held, directly and indirectly, by Telecom Italia (which began operating in Brazil in 1998 as Telecom Italia Mobile) through its wholly owned subsidiary, TIM Brasil, formed in 2002 as the holding company of Telecom Italia’s operating companies in Brazil. In turn, the single largest shareholder of Telecom Italia is Vivendi, which is able to exercise significant influence over Telecom Italia. In 2019, Telecom Italia delisted all of its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. See “—C. Organizational Structure” for a description of our current corporate structure and Exhibit 8.1 attached hereto for a list of our significant subsidiaries as of the date of this annual report.

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

In 2013, Instituto TIM was founded with the mission to create and strengthen resources and strategies for the democratization of science, technology and innovation that promote human development in Brazil. In order to accomplish this mission, the Institute works around four pillars: Education, Inclusion, Technological Applications and Work, encouraging the democratization of free technological solutions and the creation of innovative approaches to the teaching of science and mathematics in Brazil.

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

As will be discussed in more detail below (see “—C. Organizational Structure”), in October 2018, the reorganization resulted in the merger of TIM Celular into TIM S.A. This merger achieved its objective of capturing operating and financial synergies, through the implementation of a more efficient operating structure, as well as accounting and internal control systems.

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

2019 Important Events

New Accounting Standard IFRS 16 / CPC 06 (R2)

On January 1, 2019, IFRS 16 / CPC 06 (R2), a new accounting standard issued in July 2014, came into force. The standard requires that lessees recognize the assets and liabilities arising from lease agreements (“rent”; leases), except for short-term contracts (12 months or less) or contracts in which the underlying asset is of low value. In this sense, the increase in lease liability, due to the recognition of the right to use the assets, results in an increase in the Company’s net debt, with depreciation and interest being recognized in the income statement as a replacement for operating lease expenses.

Registration of TIM S.A. as Publicly Held Company

On October 28, 2019, our Board of Directors approved the submission of a request to CVM in order to register TIM S.A. as a publicly held company in category “A”, pursuant to CVM Instruction No. 480/09. TIM S.A. reformulated and consolidated its By-laws and informed the CVM that there would be no registration request for a public offer of shares of TIM S.A., and accordingly the event should not be considered a public offering of shares or other securities by the Company or TIM S.A. On March 17, 2020, CVM approved such request, granting the registration of TIM S.A. as a publicly held company before the CVM (without offering securities), pursuant to CVM Instruction No. 480/09.

FINAME DIRETO Facility

On March 20, 2019, we entered into, but have not yet drawn on, a R$390 million credit agreement with Agência Especial de Financiamento Industrial S.A., or FINAME, for purposes of the acquisition of new machines, equipment, industrial systems, components and automation and computing goods manufactured in Brazil, or the FINAME DIRETO facility. This FINAME DIRETO facility replaced one of the sub-credits of a BNDES financing we entered into during 2018.

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

The Company made a distribution of R$995 million throughout the year ended December 31, 2019 in anticipation of the year’s results. A total of R$369 million from the total distributed was paid in 2019 and the other R$626 million was paid in January 2020.

Exclusion of ICMS of PIS and COFINS calculation basis

As discussed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to our business and over our prices” in 2017, the STF handed down a decision confirming that it is unconstitutional to include ICMS in the calculation of PIS and COFINS bases.

The Company has three different lawsuits related to this issue. In November 2018, as a result of the confirmation of the STF decision in one of these lawsuits (in respect of TIM Nordeste, ultimately merged into TIM S.A.), the Company recorded an amount of R$353 million.

In 2019, the Company recorded the remaining two lawsuits in a total aggregate amount of R$3,023 million. In June 2019, due to a final and unappealable decision, the amount of R$2,875 million was recorded (R$1,720 million corresponds to the principal, and R$1,155 million to monetary adjustments), which are related to TIM Celular S.A., merged into TIM S.A. in October 2018). In September 2019, due to a final and unappealable decision, the amount of R$148 million was recorded (R$75 million corresponds to the principal, and R$73 million to monetary adjustments), which are related to TIM S.A. itself (when it still did business under the name Intelig Telecomunicações Ltda.).

Capital Expenditures

Capital expenditures totaled R$3,853 million in 2019, up 0.6% as compared to 2018, as found in the Industrial Plan 2020-2022. This increase was due to investments to expand coverage, installing more equipment and fiber. Approximately 93.4% of capital expenditures were dedicated to infrastructure, mainly transportation network projects, 4G technology and information technology. The actual amount and timing of our future capital expenditures may be affected by foreign exchange oscillations and other impacts from financial or economic crisis, such as the one arising from the spread of COVID-19. For a detailed breakdown of our capital expenditures in 2017, 2018 and 2019 and those currently in progress, as well as the total amount each year and method of financing, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Uses of Funds—Material Capital Expenditures” and “—Sources of Funds.”

On March 16, 2020, we released our Industrial Plan for 2020-2022, which demonstrates our transformation as a result of the execution of our previous Industrial Plans. These changes include, notably, network improvements and an improved customer experience, as recognized by independent third parties, and an ongoing inovations in network evolution, including 5G trials, multiple-input multiple-output technology, or massive-MIMO, repurposing frequency bands that have historically been allocated for 2G mobile services and that are being migrated to other frequencies (known as refarming), and the Vivo MoU (see Item 4. Information on the Company—B. Business Overview—Our Business). Through specific and disciplined investments in new technologies and processes, we seek to reach a position that allows us to act on new opportunities to sustain revenue growth, increase profitability, develop our infrastructure and expand cash flow generation. We focus on improvement of returns on investment as well as customer experience maximization, but we are also committed to our role in society by promoting environmental, social and governance initiatives that will result in a positive transformation for all stakeholders.

We expect that IT initiatives such as big data evolution, the rollout of “next best action,” or NBA, cognitive systems, and application and architecture review in a two-year time frame will advance our IT in a manner that will provide us with an enhanced view of our customers’ lifecycle and consumption patterns, as well as allowing for faster time-to-market, development of new capabilities, process automation, and increased efficiency. Our approach to investment in our network has a five-part focus, as follows: data growth, 5G ready, IoT, fixed broadband, and new initiatives. The benefits expected are network decommissioning savings, a convergent architecture, fixed wireless access improvement, network densification, innovative solutions and new IoT business opportunities.

The capital expenditure expected to support the Industrial Plan for 2020–2022 is approximately R$12.0 billion to R$12.5 billion for that three-year period. Furthermore, we aim to keep our capital expenditures measured as a percentage of our net revenues in a range of 20% to 25% by focusing our investments on infrastructure development for 2020 based on a smart and selective approach to capital expenditures. Some smart capital expenditure initiatives in development are industrial agreements (e.g., Vivo MoU), innovative technologies (e.g., massive-MIMO), the transformation of TIM Live by means of its partnership with Netflix, and cloudification (storage as commodity).

Recent Developments

On July 30, 2019, Mr. Alberto Whitaker presented his resignation as a member of the Board of Directors and Audit Committee Coordinator. Due to this resignation, the Board of Directors resolved, on the same date, to appoint Mrs. Flavia Maria Bittencourt as a member of the Board of Directors, which was further approved (ad referendum) at the annual and extraordinary shareholders’ meeting held on April 7, 2020.

On December 3, 2019, the Board of Directors acknowledged the resignation presented by Mr. Piergiorgio Peluso on November 28, 2019, effective immediately, as a member of the Board of Directors and the Control and Risks Committee.

On January 16, 2020, Mr. Raimondo Zizza presented his resignation as a member of the Board of Directors and  the Control and Risks Committee, effective as of February 1, 2020.

Due to the resignations of Mr. Piergiorgio Peluso and Mr. Raimondo Zizza, the Board of Directors resolved, on February 11, 2020, to appoint Mrs. Sabrina Di Bartolomeo and Mr. Carlo Filangieri as members of the Board of Directors, which was further approved (ad referendum) at the annual and extraordinary shareholders’ meeting held on April 7, 2020.

On January 31, 2020, we entered into a credit agreement with Banco do Nordeste do Brasil S.A. as lender and TIM S.A. as borrower in the principal amount of R$752 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, to subsidize our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil. For further information on these financial contracts, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

On February 18, 2020, as part of its liability management strategy, TIM S.A. prepaid the total outstanding debt with BNDES, due to its high cost, equivalent to 171% of the CDI without the payment of any breakage costs. On the same date, TIM S.A. drew down on new loans entered into with Bank of America Merrill Lynch on February 7, 2020 (R$425 million denominated in Euros) and The Bank of Nova Scotia on January 31, 2020 (R$375 million denominated in U.S. dollars), totaling the equivalent of R$800 million at a cost of 108.3% of the CDI. For further information on these financial contracts, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

On March 10, 2020, TIM S.A. jointly with Telefônica Brasil expressed to Bank of America Merrill Lynch, or BofA, Oi Group’s financial advisor, their interest in initiating negotiations targeting a potential joint acquisition of Oi Group’s mobile business, in whole or in part, so that, in the event of the completion of the transaction, each of the interested parties would receive a portion of that business. We believe that, if materialized, the transaction will add value to us, generating benefits for our customers and shareholders by accelerating our growth and increasing operational efficiency and quality of service. Additionally, the eventual conclusion of the transaction would bring benefits to the telecommunications market in general, reinforcing its competitiveness and investment capacity.

On March 26, 2020, TIM S.A. and Banco C6 S.A., or C6 Bank, concluded negotiations regarding a strategic partnership with the objective of developing combined offers with special benefits for their customer bases, joining in an innovative manner digital banking and telecommunications services. The agreement also provides for the possibility of exploring sales and payment channel synergies, expanding the distribution of offers and optimizing costs. This agreement does not create a joint venture, therefore TIM S.A. maintains the independence of its operations. However, depending on the evolution of the results of this partnership, TIM S.A. may become a minority shareholder in C6 Bank through an objective-based compensation mechanism.

On April 7, 2020, TIM S.A. entered into a new credit agreement as borrower and TIM Participações as guarantor with The Bank of Nova Scotia in the amount of R$574 million denominated in U.S. dollars. The cost post-hedge is 155.0% of the CDI, with a one year maturity. Disbursement occurred on April 22, 2020. The purpose of this credit agreement is to strengthen our cash position due to global macroeconomic uncertainty. It is also a part of the R$1 billion amount approved by our Board of Directors on March 25, 2020. For further information on this financial contract, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

COVID-19

As of April 2020, there have been thousands of confirmed cases of COVID-19 across Brazil. The ultimate magnitude of COVID-19 in Brazil, including the extent of its impact on our financial and operating results, which could be material, will be determined by the length of time that the pandemic continues, its effect on the demand for our telecommunications services and our ability to provide them, as well as the effect of governmental regulations imposed in response to the pandemic.

As COVID-19 continues to spread, we are taking a variety of measures to ensure the availability of our telecommunications services, promote the safety and security of our employees and support the communities in which we operate. By way of example, we have put in place “work from home” policies for our administrative employees as well as for a portion of our network service employees and in-store sales teams, permitting greater space between employees that remain in our headquarters or stores. We have also implemented a contingency plan for our customer service call centers with modified call distribution logic and remote working for a portion of services. Our information technology teams are testing remote work processes and infrastructure for all activities except those of the technical room of our data center, which requires physical access.

The extent to which the COVID-19 impacts our operations and our results will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and growth of the outbreak, new information, which may emerge concerning the severity of COVID-19 and the actions to contain the pandemic or treat its impact, among others. See “Risk Factors—Risk Relating to Our Business—We face various risks related to health epidemics and other outbreaks, which may have material adverse effects on our business, financial condition, results of operations and cash flows.”

We are continuing to respond to this global crisis through comprehensive measures to protect our employees while fulfilling our vital role in providing telecommunications services to our customers. Above all else, we are committed to the safety and well-being of our employees and are doing whatever possible to ensure that our facilities and operations continue to operate as much as possible within the restrictive measures currently in place. At the same time, we and our employees remain committed to meeting the needs of customers and the communities in which we operate.

B.       Business Overview

Market Characteristics

The telecommunications sector in Brazil is marked by strong competition and by the effective regulation of Anatel, whose mission is “to promote the development of the country’s telecommunications, in order to provide it with a modern and efficient telecommunications infrastructure, capable of providing the society with adequate, diversified and fair prices throughout the entire national territory.”

The gradual recovery of the Brazilian economy had a direct impact on the telecommunications market in 2019, which continued to experience a reduction in the mobile customer base. Such a reduction in customer base has been driven at least in part by the reduction of interconnection rates, eliminating the community effect between clients of the same mobile network operator, and consequently the common practice of multiple SIMs per person. The mobile market has also been characterized by the process of migration from prepaid to hybrid (Control plans) and postpaid plans. This movement can be seen as a result of the growing demand for access to data, driven by use of OTT solutions to communicate at no extra cost, and content services. At the same time, the operators sought to retain their customers with offers that are characterized by recurrent consumption and, consequently, of revenue, in line with the strategy of offering more for more.

In 2019, the sector also reflected the tendency toward increased data consumption, requiring operators to adapt their networks and face the challenge of delivering an increasingly robust infrastructure in an environment of more rational investments. Additionally, the industry was marked by increased integration of digital services into portfolios in order to monetize offerings.

Finally, the growing demand for fixed broadband and the strong migration to higher speed service offerings (especially for ultra-broadband, with speeds above 34Mbps) reflected the new perception of Internet access as an essential asset for the population.

Mobile Market Developments

The following table shows the data of Brazilian mobile market during the periods presented.

	2019	2018	2017
Brazilian wireless subscriber base (million)(1)	226.7	229.2	236.5
Prepaid lines (million)	116.8	129.6	148.6
Postpaid lines (million)	109.8	99.6	87.9
Estimated total penetration (%)(2)	96.9	109.9	113.9

(1)   Source: Anatel

(2)   Based on information published by Anatel and IBGE/IPC Maps (December 2019).

Following the dynamic of last year, the downward trend of customer base reduction in 2019 continued to be driven by “cleaning” actions in the prepaid segment, where customers are no longer using multiple SIM cards, and by the process of consolidation of multiple chips. According to Anatel, the Brazilian mobile market presented a contraction rate of 1.1%, compared to 2018. Although the prepaid customer base contracted by 9.9% over the course of 2019, it still continues to represent the market’s largest component, constituting 51.5% of total subscriber base as of December 31, 2019, as compared to 56.5% as of December 31, 2018. The significant reduction in the overall number of prepaid users is mainly due to acceleration in users consolidating multiple SIM cards to a single one, high penetration of mobile service and the rapid substitution of voice with data usage, resulting in a decrease in the so-called “community effect,” where consumers value a telecommunications system more as more users adopt it. The postpaid segment, however, experienced an increase of 10.2% over 2018, as compared to 13.3% in the year before, driven by operators’ efforts to monetize their customer base, offering more data, content and digital services, and the migrations from prepaid to Control plans, and from entrance plans to postpaid.

Mobile Competitors

TIM is the brand name under which we market our mobile telecommunications services, offering GSM, 3G, and 4G technologies. Currently, our subsidiaries hold mobile licenses for each of the ten wireless areas of Brazil recognized by Anatel, making us a mobile operator in Brazil offering complete nationwide coverage. In two of our ten areas we are the Telebrás legacy provider. See “—A. History and Development of the Company—Historical Background.” Our network covers approximately 96% of the country’s population based on Anatel’s coverage criteria.

In addition to TIM, there are three other major participants in the Brazilian mobile market that offer nationwide coverage in all Anatel wireless areas: Vivo, Claro and Oi.

The Brazilian mobile telecommunications industry is highly competitive. Any adverse effects on our results and market share from competitive pressures will depend on a variety of factors that cannot be precisely assessed and are beyond our control. Among such factors are our competitors’ size, experience, business strategies and capabilities, the prevailing market conditions and the applicable regulations.

Other Competition

We also compete with landline telephone service providers, of which the incumbent providers in Brazil (Oi, Vivo and Embratel Participações S.A. (owned by America Movil), as well as Algar Telecom, a regional incumbent), and some other relevant players (GVT, acquired by Vivo, and Net Serviços de Comunicação S.A., owned by America Movil), offer packages including voice (both fixed line and mobile), broadband and pay-TV services in bundled offers. Landline providers are, however, required to offer their services to unaffiliated mobile providers on the same basis they are offered to affiliated mobile providers. Our acquisition of Intelig (now known as TIM S.A.) and AES Atimus (later TIM Fiber, which was merged into TIM Celular in 2012, and TIM Celular was merged into TIM S.A. in 2018) broadened our participation in the fixed telecommunication sector.

We compete in the corporate telephony business with Nextel, a former provider of digital trunking (based on push-to-talk technology which was discontinued during 2018), or specialized mobile services (serviço móvel especializado), or SME, and currently a regular mobile provider, (significant market power only), using 3G and 4G technology in some regions. Nextel became the fifth mobile telecommunications competitor, but its network deployment was focused mainly in the states of São Paulo and Rio de Janeiro. In 2014, Nextel also entered into a national roaming agreement with Vivo, whereby Nextel’s significant market power customers can use Vivo’s 2G and 3G mobile network in regions where Nextel does not have coverage. In 2019, Nextel Brazil was acquired by Claro S.A. and is still undergoing a consolidation process.

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

The Company also offers a variety of digital content and services in its portfolio of packages, increasing for its clients the day-to-day functionality of their mobile devices. The ability to manage a complete and varied portfolio gives TIM the possibility to offer customized packages to its customers and to provide offers bundling services, like voice and data, to customers in certain regions.

In 2019, TIM maintained a position as a competitive player in the postpaid segment, with “TIM Black” tariff plans, providing a better service usage experience and continuously innovating offerings. TIM Black was innovative as the first postpaid plan to include unlimited calls to any operator, in addition to robust Internet and digital services packages, including video platforms and partnerships with OTTs. TIM also made innovations in its portfolio of Control and prepaid offerings. In the Control segment, which tends to be a gateway to postpaid plans, the Company was the first to offer a new tariff plan, the TIM Social Networks Control plan (TIM Controle Redes Sociais), with unlimited access to social networks, unlimited calls to any operator, plus data and digital services packages. The Company continues to be a valued leader in the prepaid plan segment and to offer innovative and complete packages, aiming to engender loyalty among our customer base.

On July 23, 2019, TIM S.A. and Telefônica Brasil also entered into a memorandum of understanding, or the Vivo MoU, to start negotiations regarding: (i) sharing of a single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We believe that implementing the concepts set forth in the Vivo MoU will result in synergies and efficiencies that could help support us in continuing to provide innovative and standard-setting offerings and services, as well as synergies and efficiencies in the allocation of investments and operating costs.

On March 26, 2020, TIM S.A. and C6 Bank concluded negotiations regarding a strategic partnership with the objective of developing combined offers with special benefits for their customer bases, combining in an innovative manner digital banking and telecommunications services. The agreement also provides for the possibility of exploring sales and payment channel synergies, expanding the distribution of offers and optimizing costs. This agreement does not create a joint venture, therefore, TIM S.A. maintains independence of its operations. However, depending on the evolution of the results of this partnership, TIM S.A. may become a minority shareholder in C6 Bank through an objective-based compensation mechanism.

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

High quality services

Since national coverage and quality had improved quite substantially over the last few years, Anatel also has shifted its focus. The prior focus was service quality from a broader, state-oriented perspective and now, Anatel is taking a local perspective, concentrating its efforts on smaller geographic areas like cities, especially those where service is still considered poor. In the final quarter of 2017, Anatel proposed the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações), or RQUAL, which, following public consultation No. 29/2017, was approved in December 2019 (Resolution No. 717/2019) and is expected to enter into force in 2021. RQUAL will apply to all telecommunication services (mobile, fixed, fixed broadband and payTV) on a municipal level and sets forth new obligations for service providers, such as a user compensation model and a mandatory ombudsman, and grants customers additional rights including the customer’s possibility of terminating their service agreement without penalty in case of poor service quality. For more information on the new quality regulation, see “—Regulation of the Brazilian Telecommunications Industry—Quality Management Regulation.”

Accordingly, TIM has also started tracking its quality indicators and focusing on service quality at the city level, in order to assure an even more rigorous review of the customer experience. Following the contribution period, TIM continues to monitor municipalities outside the Anatel threshold (“critical”) and has already started simulating the new indicators set forth in Resolution No. 717/2019.

The results of this local focus are demonstrated in the solid improvements of Anatel’s quality metrics over the last years. As a highlight, the Company has been able to maintain positive results in 3G/4G data-related indicators due to the rapid expansion of our coverage, in particular in 4G, where we are the leading telecommunications company by number of cities covered, according to the Anatel website (www.anatel.gov.br). Anatel’s latest release, which includes data up to the third quarter of 2019, indicates that TIM was the company with the lowest number of critical municipalities.

TIM also demonstrated a strong performance of its LTE technology in data usage, wide coverage and availability. The TIM 4G network received higher measurements, when viewed against other test of 4G networks, in the Brazilian market on the SpeedTest platform. These results are important given the strong demand by TIM customers for this technology in 2019. At the end of 2019, approximately 85% of TIM’s data traffic was carried out by the 4G network.

Moreover, in a satisfaction survey conducted by Bridge Research, TIM achieved significant results in 2019. In December 2019, the Company ranked first in overall satisfaction for the postpaid segment and second in the Control segment. TIM had a similar outcome with respect to satisfaction with mobile Internet use, occupying the first place in pure postpaid and second in Control.

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

The Company has experienced strong results from such digitalization efforts. Customer service is one particular area in which digitalization – in particular our Mobile App and interactive voice response, or IVR, technology – has proven fundamental to improving the customer experience. In 2019, we increased by 0.2% the number of digital customer interactions (an increment of 69% in Mobile App and Website interactions partially set off by a decrease of 1% in IVR interactions). Additionally, the number of individual users of the “Meu TIM” application in 2019 grew 23%, while IVR retention increased 6pp. Also, digital sales in the postpaid segment increased by 45.6% in the year ended December 31, 2019 as compared to the year ended December 31, 2018, and more than 800% in the prepaid segment, while recharging by digital means continues to become a more relevant sales channel, with a 9.1% increase in the year ended December 31, 2019 as compared to the year ended December 31, 2018.

We believe our ultra-broadband service is also viewed generally as a reference of quality in the sector, driven by the Company’s commitment to the customer experience. This service quality of TIM Live has demonstrated itself to be excellent, as recognized by the widely circulated newspaper called “O Estado de São Paulo.”

The Company also seeks a strong position in the high-value customer market by offering a variety of plans for individual and family usage, bundling voice and data packages, as well digital Value-Added Services (music, e-reading, video streaming, games), in order to provide a custom customer experience.

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

Open Innovation Program

TIM’s Open Innovation Program has the objective to establish a network to exchange knowledge, best practices and business models within a collaborative group of enterprises, startups and academia in order to leverage the development of innovative products and services. The program focuses on learning and exploring new technologies in partnership with complementary business partners, in order to create sustainable and responsible solutions. The collaboration network is based on the concept of partnerships with startup hubs and/or co-working spaces, and is designed to bring together entrepreneurs, vendors, technology companies, providers and content developers, innovation centers and universities so that they can recognize in TIM a potential partner in the development of new products, services or business models based on TIM’s business strengths and technology. In 2019, TIM increased its involvement with startups, establishing new partnerships with innovation hubs dedicated to healthtechs and agritechs.

During 2019, TIM established 5G Living Labs with the aim to foster the development and use of 5G in a variety of contexts, to perform network testing and promote market readiness. The 5G Living Labs establish an environment for experimentation and co-creation in which end-users, researchers, companies and public institutions explore, design and jointly assess new and innovative products, services, solutions and business models, and provide important feedback for development and subsequent commercialization of products and services. In 2019, four labs were launched with national and international partners across Brazil: one with the Federal University of Santa Catarina and CERTI Foundation, one with the National Telecommunication Institute (Inatel) in Santa Rita do Sapucai (State of Minas Gerais), one with the Federal University of Campina Grande and Virtus Institute and one in São Paulo within CUBO, the most prestigious startup hub in Latin America. These TIM 5G Living Labs focused on fostering 5G use in the following areas and business sectors: telemedicine, remote education, smartcity, security, intelligent home, game streaming, drones, industry 4.0, immersive technologies for education, health, industry and entertainment (actual reality and virtual reality) and smart agriculture using experimental 5G radiofrequencies.

Strong brand associated with innovation.

In 2019, we changed our institutional campaign slogan to “The innovation never stops” (“A inovação não para”). This slogan brings to the forefront one of the three pillars of our brand: innovation. Innovation is already in our DNA and will continue as a priority, with new plans, offers, partnerships and technologies. To further associate our brand with innovation and continuous adaptation to new technologies, we began testing 5G technology (not yet used in Brazil) accompanied by a campaign which revolved around the slogan: “TIM. Ready for the future.” In September 2019, we sponsored an innovation event called HackTown in the State of Minas Gerais, where we showed the public, via interactive 5G demonstrations at the TIM 5G House (Casa TIM 5G), the revolutionary effects of 5G in different sectors such as education, health, safety, smart cities and the connected home, among others. We will continue to tactically address our brand’s other two pillars, quality (focusing on the current 4G network) and user experience, through the year.

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

In this sense, TIM has also joined the Telecom Infra Project, or TIP, an initiative founded by Facebook and other companies to create a new approach for building and deploying telecommunication network infrastructure, with TIM Lab as the first TIP Community Lab in Latin America. In addition, since 2017 TIM Lab has also participated as one of the GSMA Mobile IoT Open Labs since 2017, a community where companies developing solutions over cellular low power wide area networks can work with experts on their projects.

Among the technologies assessed and approved at the TIM Lab environment are certain extremely important technologies to support the network evolution, including 700MHz LTE, IP multimedia networks (voice over LTE, video over LTE, WiFi calling services, completely laid out functional blocks, and enabled by an IP multimedia subsystem platform), network functions virtualization, or NFV, 4G RAN sharing, NB-IoT, Defense Wavelength Division Multiplexing, transport network and power saving features and solutions. In 2019, TIM launched its nationwide 4G NB-IoT network in 700MHz, covering over 3,200 cities.

The only Brazilian telecommunications company listed on the Novo Mercado and member in various other company-ranking indices.

Since our listing on the Novo Mercado in July 2011, we are the only company in the Brazilian telecommunications sector listed on this segment of the B3. As part of our listing on the Novo Mercado, we are required to comply with heightened requirements relating to corporate governance and the disclosure of information to the market. As part of our strong commitment to these principles, we made our financial results meetings available by teleconference, smartphones and tablets, in addition to computers. We believe that the listing on the Novo Mercado provides greater liquidity and value for our shares and allows us greater access to international markets, promotes the strengthening of our corporate image and increases confidence in us, in addition to reaffirming the long-term commitment of Telecom Italia and its subsidiaries, or the Telecom Italia Group, in Brazil. We believe listing on the Novo Mercado also aligns the interests among our controlling and minority shareholders with respect to voting rights, tag along rights and dividend policy.

In addition, we belong to a select group of companies comprising the portfolio of the Corporate Governance Index and the B3 Tag Along Stock Index, comprised of companies that have committed to adopt better co-sale protection to minority shareholders, have actively traded in 30% of the trading sessions and do not constitute a penny stock. In 2019, we were listed for the twelfth consecutive year as part of the portfolio of the Corporate Sustainability Index of the B3, an index comprised of companies that have a strong commitment to sustainability and social responsibility. In January 2019, TIM was selected for the seventh year to join the portfolio of the Carbon Efficient Index, or ICO2, of the B3, with the commitment to measure, disclose and monitors its greenhouse gas, or GHG, emissions. As part of its commitment to society in addressing climate change, TIM conducts periodic mapping of the sources of emissions in its activities. The Company is able to do so by preparing annually a GHG inventory in accordance with the guidelines of the GHG Protocol (which sets the global standard for how to measure, manage, and report greenhouse gas emissions). In August 2019, we received for the seventh year the gold seal of Greenhouse Gas Protocol, the program of the FGV Center for Sustainability, which aims to foster corporate responsibility with respect to greenhouse gas emissions.

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

Strong financial position

With consistent financial results in recent years, including the highest earnings before income tax, depreciation and amortization, or EBITDA, margin in the telecommunications sector in Brazil, according to our internal analysis, we believe that we have a strong cash flow, a solid financial position and a low relative debt to EBITDA ratio. In this scenario, we understand that we are in a strong position to take a significant role in potential future consolidations in the market and/or to have a competitive position in important frequency auctions in the years to come.

Our Strategy

Our forward-looking strategy for the Company is based on the five strategic fronts set forth below, each of which is focused on the Company’s main stakeholders (customers, employees and shareholders), and which, together, are aimed to redesign the customer experience and make TIM the best choice by value in the market, supported by its position as the leader in the mobile ultra-broadband and its array of innovative offers:

·	Move from volume to value: Move from a volume strategy to a value-based approach, sustaining a healthy mobile business growth by leveraging customer experience;
·

Improve efficiency: Transform to an exchange to exchange, or E2E, operational model in order to improve cash costs, leveraging digital, automation, and evaluation of make-or-buy business models, which allow us to determine whether to carry out an activity internally or outsource it based on productivity;

·

Monetize beyond the core: Carve out new revenue streams from alternative business models, such as mobile financial services and mobile digital advertising, aiming at the monetization of our customer base;

·

Enhance technology and operations: Address structural challenges and prepare our technology and operations for future developments (i.e., 5G network and data monetization), with a focus on differentiation and efficiency; and

·

Explore fixed broadband opportunities: Address, from a financial perspective, the growth of and untapped demand in the ultra-broadband market, leveraging not only the customer experience but the returns on invested capital.

All five strategic pillars mentioned above are directly related to our commitment to the user experience, which is one of our three foundational pillars of the TIM brand (also including innovation and quality). This is the main objective of the proposed structure in which the customer is the center of decision-making. These pillars for the basis of the strategies described below.

Protecting the value of our prepaid customer base and aiming at the growing postpaid segment, shifting focus from absolute market share to revenue share, and strengthening our existing customer base.

As mentioned above, the Brazilian mobile telecommunications market is facing an overall reduction in the number of prepaid customers, as users which previously held multiple SIM cards are consolidating to one single SIM card, the reduction of interconnection charges, which allow companies to offer plans with off-network calls at the same price of on-network calls and the increase of use of OTT solutions to make calls at no extra cost. In connection with this trend, our strategy is to be chosen as the single SIM provider for the prepaid consumer market by providing offers that are attractive and valuable to customers and maintaining our reputation for quality and innovation. For the prepaid consumer market, our key priority is to offer simplification to improve customer experience with continued evolution of digital channels, while for the postpaid consumer market, our plan is to grow based on a “Mobile Challenger” approach pushing migration from prepaid, leveraging the benefits of 4G coverage leadership and establishing a customer long-term relationship driven by loyalty initiatives. To support this strategy, we are also implementing new offers, new handset strategy and initiatives in our sales channel model, including a more efficient regional approach.

In the business to business market, we intend to leverage consumer offers and channels in order to gain market share in the small and medium business, or SMB, segment, as well as to launch a new mobile offering focused on micro and small businesses. We are also pursuing the development of targeted markets such as the Internet of things, or IoT, and the machine-to-machine market, or M2M, beyond simple connectivity, and evaluating business opportunities for the application, using the 5G network, of mobile application and fixed wireless access. Moreover, we are repositioning our sales channel strategy in order to increase not only efficiency but also sales productivity. Our growth strategy is mainly focused on addressing the potential for mobile Internet in the Brazilian market, particularly increasing mobile Internet penetration and data traffic. We believe mobile operators are in a strong position to address the demand for broadband in Brazil, with the ability to provide flexible price plans affordable to the majority of the Brazilian population. The lack of fixed infrastructure is still an issue for accessibility to fixed broadband, especially in suburban areas, making mobile coverage more suitable for such customers without broadband access. In addition to providing affordability and coverage advantages, mobile operators appeal to the new cultural demand for Internet connectivity at all times and in all places.

In addition, our strategy also involves positioning TIM as a partner of our existing customer base, by increasing their loyalty by offering exclusive products to existing customers, focusing on Value-Added Services in our offers, and by differentiation in our products and services. Value-Added Services represent an important part of the TIM strategy, as it is already a relevant market and has high growth rates with the potential to increase revenue streams. Such services are generally launched through a partnership with an established OTT player. We believe the foregoing strategies will allow us to strengthen customer loyalty without requiring us to incur higher costs, as increased traffic within our own network does not significantly increase our operational costs. We are also investing in new channels, to bring new customers to the company and to enhance each customer’s experience. We are constantly seeking new customers through new marketing efforts and promotional initiatives. Another important growth factor is expected to come from our digital strategy evolution, with an increased role in the growing M2M and IoT ecosystem, exploring new revenues opportunities including being a platform provider (analytics, big data, mobile advertising, etc.) and a content offer aggregation to support mobile and fixed service revenue growth. Capitalizing on fixed-mobile substitution in voice and traditional services.

We seek to capitalize on the existing opportunity of fixed-mobile substitution in voice and data traffic and encourage the use of mobile devices, rather than landlines, for long distance communication and Internet. We believe that the main advantage of our product offerings is that our customers are able to use our growing mobile network.

In the voice market, this strategy has been successful in part due to the limited service offerings of other long distance carriers in Brazil and the acceleration of fixed-mobile substitution. We have become a market leader in long-distance telecommunications, based on our market share. Fixed-mobile substitution is still evident in Brazilian market, as fixed telephony operators have experienced declining revenues. Since we are primarily a mobile operator with robust network infrastructure, the impact of any reduction in the fixed telephony market does not have a material impact on our performance, and we therefore encourage the acceleration of fixed-mobile substitution, which in turn increases demand for our services.

As already mentioned, TIM is also targeting the residential broadband market through its 4G mobile broadband network, using fixed wireless access technology, connecting homes to the Internet by using a router that connects to our 4G mobile network. We believe such product can be suitable especially for areas with poor fixed broadband infrastructure as our 4G coverage is growing rapidly. We are also evaluating the use of the 5G network to provide fixed wireless access solutions.

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

Besides improving our core infrastructure, TIM has been rolling out an aggressive plan for 4G coverage, which has placed TIM as the undisputed leader in 4G coverage in Brazil, achieving more than 3,477 cities with 4G technology in 2019, considerably ahead of its competitors. This positions TIM as having the best coverage and the best mobile broadband technology, creating the possibility of an improved market position, particularly for high-end customers. Moreover, TIM has also been strategically investing in 3G technology, achieving more than 3,200 cities covered in 2019. In order to improve our network coverage in an efficient way, without raising investment levels, TIM has executed network sharing agreements during 2019 with other telecommunications providers.

Expansion into new businesses and continued strength in recently expanded sectors.

TIM Live offers high quality ultra-broadband, with high-speed data connection varying from 35 Mbps through 2 Gbps (2,000 Mbps) downstream and 500 Mbps upstream speeds, currently operating in more than 25 cities, including the country’s biggest cities, Rio de Janeiro, São Paulo, Salvador, Goiania, Manaus and Recife.

In 2019, we had a base of 566 thousand clients, covering 5.5 million addressable households, 290 optical line terminations (gigabit passive optical networks) and 3,157 multi-service access nodes in the cities mentioned above. We plan to continue expanding our coverage in Rio de Janeiro and São Paulo states throughout 2020 and accelerate our deployment of fiber (backbone, backhaul and fiber-to-the-home) with fiber-to-the-home offered in selected regions. Our success with TIM Live has resulted from a strategy of transparent communication and a commitment to deliver the services that the consumer actually purchased, which differentiates us from local market practice.

Sales and Marketing Strategy

Our recent sales and marketing strategy has been characterized by:

·

a focus on improving our positioning towards high value consumers, by offering a variety of plans bundling voice, data packages, and certain free access to applications, as well digital Value-Added Services (music, e-reading, video streaming). The approach for this segment is driven by the strategy of adding value for the customer base and providing users with a custom experience;

·	strengthening of our strategy in respect of the migration of customers away from the prepaid segment, by focusing on recurrent offers instead of daily offers and therefore boosting consumption;
·

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

·

an effort to maintain our position as an innovator by introducing TIM Black Família, the first mobile plan in Brazil with the monthly Netflix fee included. The portfolio also includes the following on all family plans: large data packages to share with up to six lines, data rollover, international roaming (including seven days of unlimited WhatsApp and 30 minutes of voice) and a new app experience with many new functionalities, such as Internet control and self-care provisioning, which allows the owner of the contract to share Internet with the other lines through the app;

·	a monetization process in respect of our postpaid customer base, leveraging ARPU, via a “more for more” strategy and end-to-end product offerings which result in higher revenue generation;
·

maintaining of TIM Beta offers in order to develop brand loyalty as well as profitability and improve customer satisfaction. New offers are charged per week or per month and deliver a higher data package for users who achieve high scores in the gamification, which consists of the use of games dynamics to give rewards to customers, and that is exclusive to Beta users; and

·

a restructuring of our SMB segment, targeting the growth of the overall sales force in order to boost mobile sales. This strategy will continue in order to meet customer needs and achieve alignment with industry demands.

Mobile Service Rates and Plans

In Brazil, as in most of Latin America, mobile telecommunications service is offered on a “calling party pays” basis, under which the customer generally pays only for outgoing calls. Additional charges apply when a customer receives or places calls while outside the customer’s “registration area,” which are the areas into which we divide our coverage areas.

Under our current authorizations, we are allowed to set prices for our service plans, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel must ratify our basic and other service plans, but its focus is on compliance with the relevant regulatory rules rather than the prices charged. See “—Regulation of the Brazilian Telecommunications Industry—Wholesale Rates Regulation.” We charge different rates for our services, which vary according to the customer’s service plan. Per minute prices decrease as customers commit to purchasing more minutes per month. Prices can also vary depending on the type of call (for example, calls from other operators on fixed lines or calls outside the network for mobile calls) or the location of the parties on a call.

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

Our postpaid plans include the following charges:

·	monthly subscription charges, which usually include a bundle of minutes, data and digital contents, that are included in the monthly service charge;
·	usage charges, for usage in excess of the specified number of minutes included in the monthly subscription charge; and
·	additional charges, including charges for Value-Added Services and data services.

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

We offer a single prepaid plan with promotional offerings, which does not include monthly charges. Prepaid customers can purchase a prepaid credits plan that may be used for calls, data and additional services, based on the specific customer’s needs. We have agreements with large national retail store chains, in addition to partnerships with regional retail store chains, to offer recharging online and by WhatsApp. Customers can also recharge straight from their mobile handsets using credit cards.

Consumer Plans

In 2019, we continued to improve our positioning towards high value consumers, offering a variety of plans bundling voice, data packages and free access to certain applications, as well digital Value-Added Services (music, e-reading, video streaming). The approach to this segment is driven by the strategy of adding value for the customer base and ensuring users a premium custom experience.

Within the consumer business, our main plans include:

Prepaid Plans

·

TIM Pré TOP: launched during 2020, the TIM Pré TOP plan was created in order to provide customers with a full yet simplified experience by adapting consumption according to balance and recharge and increasing benefits (unlimited network calls, unlimited calls for other carriers using code 41, adaptable data packages, SMS and OTT).

·

TIM Beta: plan marketed to young customers, charged per day for voice (to TIM numbers), SMS and mobile Internet services or weekly and monthly service bundles. The plan works with a referral mechanism. A new member can join only if referred to by existing members.

Postpaid Plans

In the higher value postpaid segment, we have maintained our position in the market as an innovator and disruptor with our new TIM Black Família plan, discussed above, improving our portfolio by offering large shared data packages with monthly video streaming subscriptions, such as Netflix, already included in the fee.

TIM Black Família plans start at R$199.99 for an entry level plan with unlimited off-network calls, 30 GB shared data package (for one main line and one dependent), and unlimited data for OTT applications such as WhatsApp, Facebook and others. The main offer is set at R$269.99 (for one main line and two dependents) with unlimited off-network calls, 60 GB shared data package, Netflix monthly fee included, and unlimited data for OTT applications such as WhatsApp, Facebook and others.

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

TIM Controle plans start at R$44.99 with unlimited on-network calls and 25 minutes of off-network local calls and 2.5 GB Internet. The main offer in the TIM Controle portfolio (which has a commercial focus) is set at R$64.99 with unlimited calls, 4.0 GB Internet and unlimited data for OTT applications.

We are seeking to increase customer base loyalty within the Controle segment by offering discounts for a 12-month contract; this type of offer allows TIM to be more competitive while taking a selective and rational approach. We also offer an innovative unlimited data “plug in” at a price of R$20.00 for use of social networks, and give customers the opportunity to “try and buy” this social network plug in for three months. We launched a new higher tariff plan within TIM Controle set at R$79.99 with unlimited access to social networks, 5.0 GB Internet and unlimited calls in order to encourage customers to upgrade after the try and buy period.

Corporate Plans

In 2019, we continued to improve our positioning towards the large companies as potential clients, offering a variety of corporate solutions for mobile or fixed services (both voice and data), as well as Value-Added Services and mobile-to-mobile services. The approach for these top clients are driven by customized solutions and a premium customer service focus.

In the SMB segment, we have positioned our core offering targeting the “prosumer” market, or those individuals who both consume and produce a product. “TIM Black Empresas” has become the brand for the SMB portfolio, delivering unlimited voice calls and a variety of data packages, consistent with its strategy of providing “lots of minutes and lots of Internet, across all operators and anywhere in Brazil.” In addition to mobile connectivity, relevant Value-Added Services have been added to the main “TIM Black Empresas” offer in order to empower our business customers during their progress towards digital transformation, such as: cloud storage and backup, a website and online store builder, sales/field force automation and productivity apps. Those complimentary services were built based on revenue sharing agreements through strong partnerships with UOL, Fs, Datamob, Prouser and Deezer, that supports our aim to become our customers’ business partner rather than a pure connectivity provider.

Additionally, TIM commenced an ambitious endeavor in 2018 to bridge the connectivity gap in Brazilian rural areas in partnership with the agricultural industry. As a leader in 4G coverage, TIM already had agribusiness customers, but sought to enable the digitalization of the industry and to offer innovative solutions in order to increase its productivity with automation, control and new technologies. We joined major companies within the sector to create ConectarAGRO, a customer-focused initiative to expand connectivity to all rural areas of Brazil, increasing productivity and transforming the lives of those who live in these regions. The initiative has reached its 2019 goal of 5 million connected hectares and expects to progress further in 2020.

Value-Added Services

We are constantly seeking to increase value to our customers through innovative offers and products, and 2019 was no exception. We offer, directly or through agreements entered into with third parties, Value-Added Services in varied categories, such as education, music, reading, games, videos and social networks. Our most relevant change regarding Value-Added Services in 2019 was the improvement of our portfolio through additional services provided by new strategic partners. For 2020, we intend to continue to implement this strategy in a wider array of products, to introduce new types of Value-Added Services into these bundles, and to launch a new strategy to sell stand-alone Value-Added Services offers which will focus on aligning clients with Value-Added Services offerings.

Financial and Other Services

In 2019, we continued to develop this business as well as the insurance services we relaunched in 2018 with a new portfolio of services, which allow us to take a broader approach to this market. For 2020, we intend to develop new partnerships with Brazilian fintechs in order to provide agility and innovation to our customers.

Digital Channels

In 2019, we focused our efforts in the evolution of digital channels (including public and logged web sites, self-caring applications and e-commerce portals) in order to deliver new services, provide better customer experience and operate with more efficiency. Digital channels usage volume has increased significantly in 2019, with more visits in the public website and increases in the total sales and users of the Meu TIM application as compared to 2018.

In addition, we are able to interact with our customers through WhatsApp, a channel that is already integrated into their digital life. We are the first Brazilian operator to close a commercial contract to use WhatsApp Business, which allows communication between companies and customers in a simple and easy way.

Customer Service

In order to serve our customer base, almost 55 million customers, we aligned the insourced/outsourced ratio of our internally managed customer service operations to our outsourced customer service operation to the best practices of Brazilian telecommunications business. We operate through 14 customer care centers, two of our own and twelve outsourced, comprising around 11,730 customer service representatives (of which 2,340 are the purpose of offering dedicated to provide the best options in terms of offers and services to our multi-customer base). Our high value customer service and core or critical processes are maintained within our internal customer care centers.

As of December 31, 2019, we had more than 11.8 thousand points of sales through premium shops and dealers (exclusive or multi-brand) and consolidated partnerships with large retail chains. This figure includes 161 of our own stores. In addition to these retail stores, our customers have access to prepaid phone services through supermarkets, newsstands, and other small retailers, totaling more than 220 thousand points of sale throughout Brazil.

For the corporate market, TIM Brasil has more than 536 third-party business partners and 112 employees focused on serving small- and medium-size companies and a direct sales force team of 86 employees focused on large companies.

Throughout 2019, an important aspect of our customer service was digital customer service such as our mobile application Meu TIM and the Company’s website. The digital channels are also gaining relevance in customer self-caring, top up of prepaid customers and upselling of services. In addition to being a better customer experience due to the quick response it provides, digital channels also allow TIM to reduce costs such as customer service operations and sales commissions.

In 2019, we worked to keep our “Customer Experience” foundational pillar as a focus (see “—Our Strategy”), creating initiatives that sought to put the customer as the center of decision-making. The approach used to promote this cultural transformation was guided by the relationship between customer and employee.

We have evaluated and taken action to improve the experience and professional development of our employees, with educational projects to promote engagement and insight. These efforts strengthened the bonds between an employee’s business functions and the products and services they deliver to the customer. The impact was noticeable in our Organizational Climate Survey, a study performed by consulting company Korn Ferry, considering several companies across the country, in which our employees’ performance in respect of “Quality and Customer Focus” improved by 4%, from 2018 to 2019. Compared to the other companies that also use this survey, TIM is 12% above average regarding this indicator.

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

The Execution area sought to solve legacy issues, with many of them concluded, which represented the efforts in the Customer Experience governance plan. These actions were grouped on four strategic pillars:

·	Customer Centric: being customer oriented, understanding their needs, the relationship and the value proposition they expect when interacting with the Company;
·

User Experience: understand the perceptions and reactions of our customers, including their emotions, beliefs, preferences, physical and psychological responses, as well their behaviors before, during and after they use our products, offers and services;

·

Customer Monitoring: making use of tools and techniques such as big data and predictive analytics to extract value from customer information, and to identify opportunities in revenue increase, reduced costs and improved quality;

·	Crew Experience: With the understanding that our employees are key to create great customer experiences, empower our employees so that it is clear we are a consumer oriented organization;

In addition, we continued to use the so-called “Net Promoter Score” as a fundamental key performance indicator to measure customer experience with our call center. There is an ongoing project to expand this survey to other of our customer service channels.

We have also sought to maximize customer satisfaction through improvements in our processes and systems, including customer journey mapping, where employees are invited to assume the customer perspective using empathy maps and design thinking tools. The goal of using these methods is to reduce customer effort, increase customer success and to ensure positive emotions towards TIM. We also work in teams to resolve critical issues and implement improvements in processes and systems.

We also enhanced our interactive voice response channels to include more customer oriented services.

We completed the migration of prepaid and postpaid consumer back office services (front end was implemented in 2015) to the Siebel customer relationship management, or CRM, platform. The migration to the Siebel system from legacy systems for corporate clients is still ongoing.

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

As determined by Anatel, our usage rate categories for local mobile services on a prepaid or postpaid basis are as follows:

·

VC1 (local rate). The VC1 rate is our base rate per minute and applies to mobile / fixed or mobile / mobile calls made by a customer located in the customer’s home registration area to a person registered in the same home registration area.

·	AD. AD is a per-call surcharge applicable to all outgoing calls or incoming calls made or received by a customer while outside such customer’s home registration area.
·

VU-M. VU-M, also known as an interconnection rate or mobile termination rate, is the fee another telecommunications service provider pays us for the use of our network by such provider’s customers, in this case for local calls. See “—Interconnection Charges.”

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

Long Distance

Telecommunications customers in Brazil are able to select long distance carriers on a per-call basis under the carrier selection program, or the CSP, introduced in July 2003, by punching in a two-digit code prior to dialing long distance. This regulation also increased the size of home registration areas, calls within which are local calls and, as a result, reduced the number of home registration areas.

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

·

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

·

VC3. The VC3 rate applies to calls placed by a customer located in one of our home registration areas selecting us as the long distance carrier, on a per-call basis, to place a call to a person registered outside the same wireless area recognized by Anatel (e.g., a subscriber registered in home registration area 11 calling another subscriber registered in home registration area 21 to 99); and

·

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

Sales of Product

We offer a diverse portfolio of handset models from several manufacturers for sale through our dealer network, which includes our own stores, exclusive franchises and authorized dealers. We are focused on offering an array of handsets, including essential and smartphones devices with enhanced functionality for Value-Added Services, mainly 4G equipment that provides Dual SIM, near-field communication, WiFi, Internet, Bluetooth and camera functionalities, while practicing a policy of increasing 4G smartphone penetration, focusing on high quality 4G smartphones to enhance the customer experience. Our mobile handsets can be used in conjunction with either our prepaid or postpaid service plans. In 2020, TIM will further its focus on postpaid and TIM Controle segments, offering to these customers discounts on 4G smartphones. Currently, we believe that supplies of mobile handsets are sufficient to satisfy demand, but also plan to expand our mobile handset portfolio to new devices focused on the customer experience, such as routers, other web devices and accessories.

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

Regional Overview

We offer GSM telecommunications services with a national reach to 95.2% of the urban population, which is one of the most extensive GSM coverage areas in Brazil, with a presence in 3,476 municipalities. We have 3G and 4G coverage available in 3,477 cities to more than 94% of the urban population of Brazil.

The following table shows information regarding Brazilian mobile telecommunications, at the dates indicated.

	As of or For the Year Ended December 31,
	2019	2018	2017
Brazilian population (millions)(1)	210.1	208.5	207.7
Estimated total penetration (%)(2)(3)	96.9	109.9	113.5
Brazilian wireless subscriber base (millions)	226.7	229.2	236.5
National percentage subscriber growth (%)	(1.1)	(3.1)	(3.1)

(1)   According to the last information disclosed by IBGE (July 2019).

(2)   Percentage of the total population of Brazil using mobile services, equating one mobile line to one subscriber (December 2019).

(3)   Based on information published by Anatel and IBGE/IPC Maps (December 2019).

Our Network

Our wireless networks use 2G, 3G and 4G technologies and cover approximately 96% of the urban Brazilian population based on Anatel’s coverage criteria. In order to move toward 4G services, in October 2012, we acquired additional bandwidth in the 2,530-2,540 MHz and 2,650-2,660 MHz sub-bands, with national coverage, and the 450 MHz band in Espírito Santo, Paraná, Rio de Janeiro and Santa Catarina states.

Between 2007 and 2014, we acquired new RF authorizations used for 3G and 4G mobile telephone services at the 2100 MHz, 2500 MHz and 700 MHz bands. In September 2014, we invested approximately R$2.85 billion to acquire bandwidth in the 700 MHz range, aligned with our strategy of expanding our broadband and 4G service across Brazil. We began providing our services in the 700MHz range in 2016. See “—Regulation of the Brazilian Telecommunications Industry—Frequencies and Spectrum Background”. In December 2015, Anatel auctioned left over radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, in the 2,500-2,510 MHz and 2,620-2,630 MHz sub-bands – known as P-Band, which had originally been auctioned in 2012. This particular P-Band spectrum provides for 4G mobile services. We acquired the lots for Recife, in the state of Pernambuco (Region AR 81), and Curitiba, in the state of Paraná (Region AR 41), based on our bids which totaled R$57.5 million. The corresponding authorization terms were signed in July 2016. During 2017, several municipalities throughout Brazil had their analog TV signals switched-off, freeing up the bandwidths in those regions for 4G mobile services. In 2018, the analog TV switch-off schedule was completed in regions where it is necessary to clean up the 700 MHz spectrum for the LTE. Therefore, by September 2019, all municipalities were able to receive TIM’s expanded 4G coverage through the 700 MHz band. Throughout 2020, the entity created to ensure the spectrum cleanup, called the Entity for Administration of TV and RTV Channel Relocation and Digitalization Process, or EAD, is expected to fulfill the remaining auction obligations, concluding the relocations of broadcasters and the provision of interference solutions in order to complete the switch-off process and to make the spectrum fully available to mobile operators. See “—Regulation of the Brazilian Telecommunications Industry—Authorizations and Concessions.” In connection with the conclusion of the Reorganization whereby TIM Celular was merged into TIM S.A., see “—Item 4. Information on the Company—C. Organizational Structure,” TIM S.A. holds all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações.

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

We consider the purchase of any frequency made available by Anatel for the provision of mobile services as a priority, since having available frequency is core to our business. In 2019, we made R$3,853 in investments, of which 93.4% of our capital expenditures were in infrastructure, primarily in 4G and 3G deployment, expansion and capacity enhancement of our optical transport networks, quality maintenance and enabling of fiber-to-the-site and the mobile broadband MBB programs.

These investments allowed us to reach, by the end of 2019, the milestone of 3,272 cities with 4G coverage, or 94% of the country’s urban population. We are thus the leader in 4G coverage in Brazil among mobile telecommunications providers, both by number of cities served and percentage of population covered.

Our wireless network has both centralized and distributed functions, and mainly includes transmission equipment, consisting primarily of 13 thousand BTS in our GSM network, 16 thousand NodeBs (which provide connection between mobile phones and the network) for the 3G layer and 38.8 thousand eNodeBs for 4G network as of December 2019, considering site-sharing, hardware equipment and software installation and upgrades. The network is connected primarily by IP radio links and/or optical fiber transmission systems distributed nationwide.

Throughout 2019, we also expanded the installation of “Biosites” across Brazil, a cellular antenna shaped like a lamp post and designed to accommodate 3G and/or 4G transmission equipment, illustrating our focus on seeking innovative infrastructure alternatives to improve the quality of and our customers’ satisfaction with our services. Each Biosite is a multifunctional device, allowing not only for the installation of new 3G and/or 4G stations, but also modernizing streetlights in cities and reducing visual clutter, since the cellular antennas and their necessary equipment are self-contained within the post itself, without the need for an external or auxiliary engineering structure. Following the development of our Biosites at the end of 2019, we have 1,582 installed in 277 cities, the highest capacity of Biosites among Brazilian telecommunications providers, which we expect will aid in significant growth in coming years.

Another priority is developing our national network. In December 2019, we continued to increase the quantity of sites connected by optical fiber, contributing to an increase in data carried on our network as compared to 2018. The results are consistent with Anatel’s network quality requirements, and with TIM retaining its solid performance in 2019. Since national coverage and quality of service has improved substantially over the last few years, Anatel has shifted its focus in recent years. Anatel is now concentrating its efforts on smaller geographic areas, particularly in those areas where service is still considered poor.

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

As of December 31, 2019, our optical fiber infrastructure is highlighted by the following characteristics:

·

the presence of TIM Fiber (now TIM S.A.) services in 290 optical line terminations in the metropolitan regions of Rio de Janeiro, São Paulo, Salvador, Goiânia, Manaus and Recife with continued expansion in Rio de Janeiro and São Paulo, where our TIM Live service is available;

·

an extensive wide covered area network covering more than 5.4 million households by address and approximately 3.2 thousand multi-service access nodes and 290 optical line terminations, which is a network element that provides connection with the core network.

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

By the end of 2019, we have deployed 10 new virtualized network datacenters located in Rio de Janeiro (2), São Paulo (2), Fortaleza, Salvador, Brasília, Belo Horizonte, Belém and Curitiba, in addition to 11 new virtualized Edge network datacenters located in Campinas, Porto Alegre, Natal, João Pessoa, Florianópolis, Blumenau, Maringá, Londrina, São Luis, Goiânia and Ponta Grossa. Some of our core network functions are already running in a virtualized fashion through these network datacenters. The migration of additional network functions to a virtualized datacenter will be based on a roadmap of virtual network functions, or VNFs, respecting the maturity of each network function.

Based on the efficiency and on the robustness of the technologies used in the NFV and IP networks, in virtualizing its core network, TIM is also optimizing capital expenditures.

Therefore, our commitment to solid infrastructure and quality improvement allow the Company to develop projects such as: (i) unification of the functions of an Intelligent Network core signaling network and network data base through Unified Data Consolidation and (ii) the evolution of security platforms such as Session Border Controller that accomplishes IP interconnection in with other operators. We expect from these and other projects to be able to reduce our operating expenditures by decreasing leased lines and infrastructure sharing, simplifying maintenance processes and architecture/topology, increasing resilience even in conditions of disaster recovery and improving the customer experience by increasing the speed in which calls are set up and data is transmitted and improve the amount of time needed to make customers profiles available in our data base.

In 2011, TIM implemented a Policy and Charging Control, or PCC, platform in accordance with the standards of the 3rd Generation Partnership Project, or 3GPP. This PCC made it possible for us to develop a brand new means to control fair use, as we are now able to reduce a given subscriber’s speed, block usage and offer additional data packets to maintain maximum speeds after the subscriber’s existing data packet is depleted. Since then, several innovative data offers have been launched that promote the usage of data, social media and streaming. This PCC platform is now evolving to an NFV model, which brings modernization and high scalability to support the increasing demand of mobile data and reduces the time-to-market when launching new data offers.

In 2014, TIM started to change our Mobile Packet Core platform to a Unified Packet Core based on the most advanced 3GPP Evolved Packet Core standards, providing a coordinated seamless mobility management in a HetNet access environment (full multiple-access nodes for 2G/3G/4G/Femto/WiFi) in order to support the huge increase in data demand in the Brazilian telecommunications market, as discussed elsewhere throughout this annual report on Form 20-F. The Evolved Packet Core platform is also evolving to an NFV model, based on 3GPP’s Control and User Plane Separation of EPC nodes. This enables flexible network deployment and operation, by distributed or centralized deployment and the independent scaling between control plane and user plane functions.

In 2017, TIM started to implement our Voice over LTE/4G, or VoLTE, platform following 3GPP standards, providing better voice quality and 4G service continuity, avoiding the need to resort to 2G/3G during voice calls. The VoLTE platform is also evolving to an NFV model, based on 3GPP’s nodes.

In 2018, TIM implemented a new security system to access its new and legacy platforms, called “Secure Password.” It uses a secure shell, or SSH, security protocol, monitors attempts of non-standard access and generates related warnings (IAM-Identity Access Management). This process involves password encryption and a logical safe that only grants recovery to authorized users while also granting and recording accesses through video and text devices. More specifically, it features: (i) password authentication with a maximum validity of 90 days; (ii) authorization through a login administration interface; and (iii) audit (logs) generated by the system, allowing the traceability of user actions from the beginning to the end of each operation. The system also sends logs to a centralized system as a historical database. Additionally, TIM has a plan to mitigate network risk in case of unexpected events on a macro scale that prioritizes the critical network infrastructure based on a risk map, or the Network Resilience Plan. The Network Resilience Plan allows the Company to focus on the main issues, and these in turn become the basis for crafting short-, medium- and long-term mitigation measures in order to enhance the robustness of the network, even in case of unexpected events.

Sources and Availability of Raw Materials

Our business and results of operations are not significantly affected by the availability and prices of raw materials.

Site-Sharing and Other Agreements

Site-Sharing Agreements

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

In April 2014, TIM Celular (now TIM S.A.) and Oi entered into a new agreement to negotiate the joint construction, implementation and reciprocal assignment of parts of their respective GSM (2G) and UMTS (3G) network infrastructures in cities with less than 30,000 inhabitants, which was also approved by Anatel and CADE.

In July 2015, TIM Celular (now TIM S.A.), Oi and Vivo entered into an agreement for the reciprocal assignment of LTE network media (4G), similar to the agreement between TIM Celular (now TIM S.A.) and Oi in 2012, but also covering frequencies sharing. As with the prior sharing agreements, Anatel and CADE approved the agreement between the parties.

Also in 2015, TIM Celular (now TIM S.A.), Vivo, Claro and Oi filed with CADE a Term of Commitment with the objective of negotiating the joint contracting of one or more companies to carry out the construction, installation and provision of infrastructure in indoor environments (such as shopping malls) in several locations in Brazil, which was approved without restriction by CADE.

In November 2015, TIM Celular (now TIM S.A.), Intelig (now TIM S.A.) and Vivo filed an agreement to share UMTS network (3G) under a multiple operation core network, RAN sharing model which includes frequency sharing in certain cities based on their rural coverage obligations, which was also approved without restrictions.

In March 2018, due to the mediation process between TIM and Oi, a new RAN sharing agreement was executed, which changed the sharing modality described in the 2012 agreement (technological evolution from the multi-operator radio access network to the multi-operator care network) and included part of the 1,800 MHz radio frequency bands. CADE and Anatel approved the operation without any restrictions.

On July 23, 2019, TIM S.A. and Telefônica Brasil entered into a memorandum of understanding, or the Vivo MoU, to start negotiations regarding: (i) sharing of single-grid 2G network; (ii) establishment of new infrastructure sharing agreements for the 4G network in 700Mhz, directed to cities with fewer than 30,000 inhabitants, which in the future may be expanded to larger cities; (iii) other network sharing opportunities in other frequencies and technologies; and (iv) other opportunities in efficiency and cost reduction in operations and network maintenance. We and Telefônica Brasil believe that the potential developments from the concepts set forth in the Vivo MoU would result in improved services at both carriers, as well as synergies and efficiencies in the allocation of investments and operating costs.

On December 19, 2019, pursuant to the Vivo MoU with Telefônica Brasil, two new sharing agreements have been entered into regarding: (i) the creation of a unique network in 2G technology; and (ii) a single-grid agreement that will result in an expansion of 3G and 4G networks and a network consolidation in small cities (with less than 30,000 inhabitants). These agreements are still under analysis by CADE and Anatel.

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

National Roaming Agreements

In 2017, Anatel required that TIM, Claro, Oi and Vivo guarantee the provision of mobile services (voice, SMS and data) in all cities with less than 30,000 inhabitants. The project started with trial service in 35 cities (8 for TIM, 9 for Claro, 9 for Oi and 9 for Vivo), which has already been implemented. Following the trial period in 2018, TIM has expanded its coverage to 613 new cities which means now its coverage encompasses a total of 2,519 cities.

International Roaming Agreements

We have international roaming agreements available in 202 different countries with 398 international operators that encompass 492 individual (PMNs) networks. These agreements include at a minimum voice service, and may be enhanced based on the technology available on the visiting network and can include voice, SMS and data (2G, 3G and 4G). Our international roaming agreements have steadily expanded in recent years. By the end of 2019, we expanded our 4G data coverage to 14 new networks, meaning now we offer 4G roaming in 57 countries, covering the main travel destinations for Brazilians.

In July 2019, an agreement was entered into among the Mercosur countries to eliminate international roaming charges among them, and instead charge users of mobile services (voice and data) traveling throughout the Mercosur countries according to the plan contracted in their home country, without additional charges. In Brazil, the agreement must still be approved by the Brazilian Congress and will only be valid after two or more countries have ratified the agreement before the secretariat of Mercosur. In November 2018, Brazil also entered into a free trade agreement with Chile, which resulted in the end of international roaming between the two countries. This agreement is also pending approval by the Brazilian Congress. In 2020, Anatel is expected to set up technical groups to discuss the details of the implementation of both the Mercosur agreement and the Chile free trade agreement.

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

·

ICMS. The principal tax applicable to goods and telecommunication services is a state value-added tax (Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Prestações de Serviços de Transporte Interestadual, Intermunicipal e de Comunicação), or ICMS, which the Brazilian states levy at varying rates on certain revenues arising out of the sale of goods and services, including certain telecommunications services. The ICMS tax rate for domestic telecommunications services is levied at rates between 25% and 35%. The ICMS tax rate levied on the sale of mobile handsets and other products such as modem and SIM cards averages between 17% and 20%. With respect to the sale of mobile handsets, among other goods, ICMS may be charged in a different tax regime, under which another taxpayer in the distribution chain of the goods (such as, for example, the manufacturer of the goods) is required to anticipate and pay ICMS amounts that would otherwise be due in other steps of the distribution chain. There is also an exception for certain handsets whose manufacturers are granted certain local tax benefits, thereby reducing the rate to as low as 7%.

·

ISS. Since January 2018, the tax incidence over certain Value-Added Services has increased with the inclusion of those receivables within the ISS basis of calculation due to Law No. 157/2016, which is a municipality tax with rates varying from 2% to 5%.

·

COFINS. COFINS is a social contribution levied on gross revenues. Since 2000, companies began to pay COFINS tax on their bills at a rate of 3%. In December 2003, through Law No. 10,833, COFINS legislation was further amended, becoming a noncumulative tax, raising the rate to 7.6% for most transactions. However, telecommunications services revenues, among others, continued to be subject to a cumulative basis at a rate of 3%. In 2015, Decree No. 8,426 came into effect, which restored COFINS on financial revenues at a rate of 4%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over the counter transactions and related to the operational activities of the Company).

·

PIS. PIS is another social contribution levied at the rate of 0.65%, on gross revenues from telecommunications service activities. In 2002, Law No. 10,637 was enacted, making such contribution non-cumulative and increasing the rate to 1.65% on gross revenues, except in connection with telecommunications services, for which the method continues on a cumulative basis at a rate of 0.65%. In 2015, Decree No. 8,426 came into effect, which restored PIS on financial revenues at a rate of 0.65%, except for some types of financial revenues (for example, revenues from foreign exchange variations of exportation of goods and services, revenues resulting from foreign exchange fluctuations of obligations undertaken by the company, including loans and financing and revenues related to hedging transactions on stock exchange values, and revenues from commodities and futures exchanges or over-the-counter transactions and related to the operational activities of the Company).

·

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

·

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

In 2013, Anatel enacted Resolution No. 95, which regulates FUNTTEL collection. As in the case of FUST, it requires that FUNTTEL be calculated based upon revenues arising from interconnection charges since its effectiveness. Sinditelebrasil, the Brazilian syndicate of telecommunications companies, filed a Writ of Mandamus against Anatel in order to compel Anatel not to apply Resolution No. 95/2013. An injunction was issued in our favor and a final decision is still pending.

·

FISTEL. Fundo de Fiscalização das Telecomunicações, or FISTEL, is a fund supported by a tax applicable to telecommunications services, which was established in 1966 to provide financial resources to the Brazilian government for its regulation and inspection of the sector. FISTEL consists of two types of fees: (1) an installation inspection fee assessed on telecommunications stations upon the issuance of their authorization certificates, as well as every time a new mobile number is activated, and (2) an annual operations inspection fee that is based on the number of authorized stations in operation, as well as the total basis of mobile numbers at the end of the previous calendar year. The amount of the installation inspection fee is a fixed value, depending on the kind of equipment installed in the authorized telecommunication station. Effective in 2001, the installation and inspection fee is assessed based on net activations of mobile numbers (that is, the number of new mobile activations reduced by the number of cancelled subscriptions), as well as based on the net additions of radio base stations. The operations inspection fee equals 33% of the total amount of installation inspection fees that would have been paid with respect to existing equipment. The public funds raised from this installation fee are appropriated to either the Brazilian Communication Company, or EBC, or the Brazilian National Cinema Agency (Agência Nacional do Cinema), or ANCINE, in order to benefit Brazilian cinema industry. Also, Anatel charges the installation inspection fee when there is an extension of the term of validity of the right to use radio frequencies associated with the operation of the personal mobile service. The Company understands that such collection is unjustified and is challenging this rate in court.

·

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

Any payment of interest to stockholders is subject to withholding income tax at the rate of 15%, or 25% in the case of a stockholder who is domiciled in a Low or Nil Tax Jurisdiction. These payments may be qualified, at their net value, as part of any mandatory dividend. As described herein the Company and its subsidiaries paid interest on equity in 2019. Please refer to “Item 4. Information of the Company—2019 Important Events—Interest on Equity” for detailed information.

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

Income tax and social contribution were regulated by Decree No. 3,000/1999 in addition to other federal laws and decrees. In December 2018, this decree was revoked and replaced by Decree No. 9.580, which consolidates the main provisions related to income tax and social contribution. As of the date hereof, no relevant impacts to the Company were identified with regard to such changes.

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

A presidential decree issued on June 30, 2011, established a bidding process for 4G RFs, an important landmark for the telecommunications sector. The bid occurred in 2012 and, in order to guarantee full rural service by 2018, Anatel linked the 4G blocks in the 2,500 MHz band to the 450MHz band in specific geographic regions of Brazil. As a result, the four winning operators of the 4G blocks in the 2,500 MHz band linked to the 450MHz band are subject to coverage commitments in rural areas. Such presidential decree also resulted in two new regulations to measure mobile and fixed broadband quality standards. The presidential decree also approved the PGMU, creating fixed line universal service obligations binding on the fixed telephony services (Serviço Telefônico Móvel Comutado), or STFC, concessionaires.

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

In November 2012, Anatel enacted PGMC 2012, whose goal is to encourage competition by creating interconnection obligations and the sharing of infrastructure already installed by other operators. PGMC 2012 was amended by Resolution No. 694/2018, the New PGMC. Full adoption of these standards required new investments and has been under debate.

In March 2014, by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), or RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers. In 2018, Anatel held a subsidies grant, which is an opinion-gathering tool similar to but at the preparation stage of a public consultation, aiming to improve the RGC in respect of the digitalization of processing and customer services, as well as billing and contracting services. A public consultation is expected in 2020.

In 2016, Anatel issued certain regulations which are particularly relevant to our operations, including: Resolution No. 663/2016, which modified rules for mobile virtual network operators; Resolution No. 667/2016, which approved the General Regulation of Accessibility in Telecommunications Services of collective interest; Resolution No. 668/2016, which modified the STFC Regulation; and Resolution No. 671/2016, which approved the Regulation on the Use of the Radio frequency Spectrum and modified the Regulation on the Collection of Public Price for the Right of Use of Radio frequencies and the Regulation on the Imposition of Administrative Sanctions.

In 2018, Anatel also issued several resolutions that are material to our business in certain respects. Resolution No. 693/2018 approved the new General Interconnection Regulation and revoked the “General Interconnection Regulatory Framework” set forth by Anatel in 2005. Resolution No. 695/2018 approved the new Public Price for the Right to Use of Radio Frequencies, or PPDUR, setting forth a two-part price calculation basis, one for renovation of radio frequencies and the other for license acquisition. Resolution No. 702/2018 reduced the authorization fee to R$400.00 for all telecommunication services. Resolution No. 703/2018 set forth a new cap for spectrum usage limits and allowed a given player to retain more spectrum bandwidth (30% to 40% of the total available spectrum).

Throughout 2019, MCTIC and Anatel issued other important public consultations and decrees as listed below:

MCTIC

In 2019, the Brazilian Government published a document titled the Public Consultation on a Brazilian Strategy for 5G Network, or the 5G Strategy. The objective of the government was to base a policy on a diagnosis of the challenges, a vision of the potentialities and a map of the opportunities offered by 5G in Brazil. The document was divided into five thematic axes: (i) radiofrequency and licensing; (ii) research; (iii) development and innovation; (iv) applications; and (v) security in the 5G environment.

In March 2018, the E-Digital Decree (Decree No. 9,319/2018) was published in order to identify around 100 strategic actions aimed at boosting competition and online productivity levels in Brazil, while raising connectivity and digital inclusion levels. The actions seek to address the main strategic issues for the digital economy, including connectivity infrastructure, the use and protection of data, IoT, and cyber-security. The E-Digital Decree sets out approximately 100 strategic actions aimed at increasing competition and online productivity levels in Brazil, as well as the increasing connectivity and digital inclusion levels of the Brazilian population as a whole. These actions cover strategic topics related to the digital economy, including infrastructure connectivity, privacy and data protection, IoT and cyber-security.

In June 2019, the Decree on the National Plan for Internet of Things (Decree No. 9,854/2019) was published in order to regulate and encourage this technology in Brazil. It refers to IoT as “the infrastructure that integrates the provision of value-added services with physical or virtual connection capabilities of things with devices based on existing information and communication technologies and their evolution, with interoperability.” The decree lists the following subjects as required to further support the National Plan for Internet of Things: (i) science, technology and innovation; (ii) international insertion; (iii) vocational education and training; (iv) connectivity and interoperability infrastructure; (v) regulation, security and privacy; and (iv) economic viability.

Anatel

In 2019, Anatel submitted 67 topics for public consultation. The main topics were: (i) Public Consultation No. 35 – Regulation on pole sharing negotiation with electricity distributors with a neutral and external entity; (ii) Public Consultation No. 25 – Proposal to re-evaluate Femtocell use regulations; (iii) Public Consultation No. 39 – Proposal of IoT applications and machine-to-machine communications regulation; (iv) Public Consultation No. 64 – Proposal of Bid Notice for the Exploration of Satellites; (v) Public Consultation No. 59 – Proposal for an Act approving the power limit for operation in the 3,300 – 3,600 MHz band, for use by stations with significant market power, Multimedia Communication Service (SCM), Switched Fixed Telephone Service (STFC) and Limited Private Service (SLP); (vi) Public Consultation No. 60 – proposal for an Act approving the power limit for operation in the 2,300 – 2,400 MHz band, for use by stations of significant market power, SCM, STFC and SLP; (vii) Public Consultation No. 14 – Proposal of regulatory revision of “L Band” (1,427 – 1,518 MHz); and (viii) Public Consultation No. 15 – Proposal of allocation of radiofrequency bands in the “S band.” Additionally, Anatel enacted several important regulations that will have a significant impact on our activities, particularly those summarized below:

·

Resolution No. 709/2019: this Resolution approved the General Numbering Regulation, which establishes that the management of the resources for telephone numbering will take place through an independent entity to be constituted by operators in a similar way to what happens with number portability.

·	Resolution No. 710/2019: this Resolution approved the allocation and the regulation on conditions of use of the 2,300 GHz radiofrequency band to the SLP.
·	Resolution No. 711/2019: this Resolution approved the allocation and the regulation on conditions of use of the 3,500 GHz radiofrequency band.
·	Resolution No. 716/2019: this Resolution approved the 2019 edition of the Plan for the Allocation, Destination and Distribution of Frequency Ranges in Brazil.
·	Resolution No. 717/2019: this Resolution approved the RQUAL, aiming to better measure and remedy the quality conditions experienced by consumers.

Telemarketing self-regulation code

In September 2019, the main telecommunications operators in Brazil compromised on a self-regulation code of conduct on telemarketing. Such initiative was adopted in March 2019 and, since July 16, 2019, consumers can register themselves on a specific website to restrict telemarketing calls from telecommunications operators.

Review of the Current Regulatory Model for the Provision of Telecommunications Services

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

Currently, a proposal to postpone its entry into force until January 1, 2021 was already approved by the Brazilian Senate and will be voted by the House of Representatives, before being submitted to Presidential approval.

Also, there is a new Presidential Decree No. 9,612/2018, or the Connectivity Plan, that established a series of guidelines for execution of terms of conduct adjustment, onerous granting of spectrum authorization and regulatory acts in general which includes: (i) expansion of high capacity telecommunications transport networks; (ii) increased coverage of mobile broadband access networks; and (iii) broadening the coverage of fixed broadband access network in areas with no internet access through this type of infrastructure. It also establishes that the network implemented from the commitments will be subject to sharing from its entry into operation, except when there is appropriate competition in the respective relevant market.

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

In December 2007, we acquired certain 3G frequencies sub-bands (1,900-2,100 MHz), with national coverage; these authorizations were granted in April 2008 and are valid until 2023.

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

In December 2014, we acquired the 718-728 MHz and 773-783 MHz sub-bands, with national coverage; these authorizations are valid until 2029. These sub-bands will be fully available for mobile operations by the end of 2020, which is the deadline by which EAD must complete its remaining auction obligations, relocate broadcasters and implement interference solutions, thereby completing the switch-off process.

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

Because there is prejudicial unsolved interference in 3G frequency (F sub-band) in the São Paulo metropolitan area (Registration Area (Área de Registro) 11), TIM was granted an authorization to use the 900 MHz spectrum under a secondary basis in such area. The last license was granted by Act No. 711 on March 2017 and is valid for 36 months (until March 2020).

The STFC and SCM authorization terms do not have an expiration date. In August 2017, TIM obtained an authorization to explore SLP, in order to use this license to operate a private network formed by point-to-point radio communication (radioenlaces). These radio licenses are valid for 15 years.

In connection with the conclusion of the Reorganization whereby TIM Celular was merged into TIM S.A. (see “Item 4. Information on the Company—C. Organizational Structure”). TIM S.A. holds all of the authorizations previously issued in the name of other companies controlled, directly or indirectly, by TIM Participações.

The following table shows each of our authorizations in effect on December 31, 2019:

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

Obligations of Telecommunications Companies

In 2011, Anatel published Resolution No. 575/11 regarding the review of the regulation on the management of quality of service – PCS. The new regulation established new quality goals, evaluation criteria, data collection and quality monitoring of service providers – PCS. The Anatel regulation aims to create a comprehensive model of quality management of the PCS providers providing preventive and proactive on the part of Anatel, through the incorporation of indicators and benchmarks that allow the systematic evaluation of the quality of service in all its dimensions. Anatel also published Resolution No. 574/11 in 2011, which set broadband quality measurement standards.

In March 2014, by means of Resolution No. 632/2014, Anatel approved the adoption of a single regulation for the telecommunications sector, the RGC, with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and cable TV customers. In 2018, Anatel held a subsidies grant, which is an opinion-gathering tool similar to, but at the preparation stage of a public consultation, aiming to improve the RGC in respect of the digitalization of processing and customer services, as well as billing and contracting services. A public consultation is expected in 2020.

In December 2019, Anatel approved RQUAL, which is expected to enter into force in 2021. RQUAL will apply to all telecommunication services (mobile, fixed, fixed broadband and payTV). Under this new model, service quality is measured based on three indicators (Quality of Service Index, Perceived Quality Index and User Complaint Index) and it classifies operators according to performance. It also establishes a mandatory ombudsman. Anatel will be able to adopt case-by-case remediation measures, such as consumer compensation (based on a user compensation model), adoption of an action plan or adoption of precautionary measures in order to ensure the improvement of quality standards. It also grants customers additional rights including the customer’s possibility of terminating their service agreement without penalty in case of poor service quality. The new regulation is expected to enter into force in 2021. Until the working group is formed by Anatel, operators and electronic self-assessment questionnaires, or ESAQs, shall define the goals, criteria and reference values for quality control and remediation measures. Anatel will monitor the indicators similar to the new ones established under RQUAL. The criteria and reference value shall be determined in the coming 12 months by the working group.

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

On August 22, 2019, Anatel’s board of officers unanimously approved the execution of a TAC with TIM S.A. The agreement covers fines imposed against us in the total amount of R$627 million. The commitment we assumed foresees actions to develop our services from three different perspectives: (i) customer experience, quality and infrastructure, through initiatives to improve the licensing process of base stations, efficient use of resources, (ii) evolution of digital service channels, decreasing complaint rates and user repair demands, and (iii) reinforcement of transportation and access networks. In addition, the agreement also includes the commitment to bring mobile broadband through the 4G network to 366 cities with less than 30 thousand inhabitants thus reaching over 3.4 million people. The new infrastructure will be implemented in three years – more than 80% in the first two years – with our assurance that these areas will be shared with other providers. The TAC was approved by Anatel on August 22, 2019 and the proceeding is currently pending deliberation by Federal General Accounting Office, which had intervened in the negotiations and requested further clarification, causing a delay in the procedural process. We expect the TAC to be executed in the following months.

We continue to do our best to fully comply with our obligations under the PCS regime or with future changes in the regulations to which we are subject. See “—Obligations of Telecommunications Companies,” “Item 3. Key Information—D. Risk Factors—Risks Relating to our Business” and “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

Significant Market Power

In November 2012, Anatel published a new competition framework known as the PGMC 2012. Also in November 2012, Anatel published a series of regulations identifying groups with significant market power in the following relevant markets as defined by the PGMC 2012: (i) wholesale offer of fixed access infrastructure for data transmission through copper or coaxial cable in rates equal or higher than 10 Mbps (Act No. 6,617, of November 8, 2012); (ii) wholesale offer of fixed infrastructure for local and long distance transportation for data transmission in rates equal or higher than 34 Mbps (Act No. 6,619, of November 8, 2012); (iii) passive infrastructure for transport and access networks (Act No. 6,620, of November 8, 2012); (iv) mobile network termination (Act No. 6,621, of November 8, 2012); and (v) national roaming (Act No. 6,622, of November 8, 2012).On December 5, 2016, Anatel published public consultations on (i) the revision of PGMC 2012’s relevant markets and remedies, and (ii) the proposal of a specific Regulation for the Approval of Reference Offers, for public comment until March 22, 2017.

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

PGMC 2012	New PGMC
Wholesale mobile call termination	Wholesale mobile interconnection
National roaming	National roaming
Full unbundling and bistream, or, wholesale fixed network infrastructure access less than 10 Mbps	Wholesale fixed network infrastructure access
Leased lines, interconnection class V, interlinking, or, wholesale fixed network infrastructure transport less than 34 Mbps	Leased lines
Ducts, trenches and towers, or passive infrastructure	Passive infrastructure – redefined * towers regulated by law
–	Wholesale fixed interconnection
–	High capacity data transport

Under the New PGMC, TIM has been classified as having significant market power in the following markets: (i) mobile network termination (otherwise referred to as the mobile network termination market); (ii) national roaming; and (iii) high capacity data transport (five municipalities). The measures applied to an significant market power operator in those markets include: (i) the application of mobile termination rates on a glide path based on a price cap system and the partial application of the Bill & Keep system (at a 50% threshold (i.e., not a significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and only until the next revision of the New PGMC in 2021) and (ii) an obligation to offer the service of national roaming service to operators not having significant market power.

Due to such classification, we are subject to increased regulation under the New PGMC, which could have an adverse effect on our business, financial condition and results of operations. Specifically, because we have been classified as having significant market power in the mobile network termination market, the rates charged by mobile service providers to other mobile service providers to terminate calls on their mobile networks, or VU-M, are regulated. On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M, TU-RL, and EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (in 2019, for VU-M and TU-RL; and in 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts Nos. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. On December 19, 2018, Anatel published the corresponding Acts Nos. 9,918/2018, 9,919/2018 and 9,920/2018, which determined the specific reference rates effective as of February 2020. By the end of 2019, Anatel began the process of reviewing these Acts and the related reference rates again.

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

Also in 2005, Anatel issued a ruling for “Accounting Separation and Cost Accounting,” introducing the obligation of presenting the Accounting Separation and Allocation Document (Documento de Separação e Alocação de Contas), or DSAC, by the license holders and groups holding significant market power in the offering of fixed and/or mobile network interconnection and wholesale leased lines (Industrial Exploration of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD). Starting from 2006 (for fixed operators) and 2008 (for mobile operators related to the results of 2006 and 2007), operators (TIM included) are delivering the requested information to Anatel.

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

In addition to the VU-M reduction, Anatel established a bill and keep, or B&K, rule between significant market power and non-significant market power PCSs. From January 2013 until February 2015, the B&K was 80%/20%. On February 12, 2015, Anatel approved, by means of Resolution No. 649/2015, the following new B&K percentages, amending the percentages established by Resolution 600: 75%/25%, from 2015 until 2016; 65%/35%, from 2016 until 2017; 55%/45%, from 2017 until 2018; and 50%/50%, from 2018 until 2019, which was the object of a judicial suit (ongoing), in order to suspend its effects. After 2019, the VU-M will be charged by the significant market power whenever their network is used to originate or to finish a call. In July 2015, we filed a lawsuit seeking to annul Resolution No. 649/2015 and maintain the percentages originally established by Resolution No. 600/2012, which currently remains pending a final decision. However, as discussed above, the New PGMC in 2019 set the partial Bill & Keep threshold to 50% (i.e., a non-significant market power operator pays only if the terminated traffic on the significant market power operator network is more than 50% of the total traffic exchanged) and will be applied until the next revision of the New PGMC scheduled for 2021. In addition, Anatel determined the end of the existing additional 20% on the value of mobile termination rate paid by significant market power operators to non-significant market power operators.

Related to fixed interconnection, Anatel revised the criteria for pricing the use of fixed networks in May 2012. According to such regulation, after January 1, 2014, a full B&K regime (in which no payments are due for the traffic termination) was implemented for local STFC operators dealing with other local STFC operators. Currently, therefore, no payments are due for the use of a local STFC operator’s network by other local STFC operator. With respect to interconnection of STFC operators with long distance and mobile operators, we understand that, in 2012, when Anatel issued PGMC 2012, the asymmetrical measure that permitted STFC operators without significant market power to charge a TU-RL 20% higher than the TU-RL charged by STFC operator, with significant market power was revoked. In September 2016, we filed a lawsuit on this subject, which is still pending a final decision.

On July 4, 2014, Anatel approved, by means of Resolution No. 639/2014, a rule for the definition of maximum reference rates for entities with significant market power, based on a cost model, for VU-M and TU-RL, and for EILD. Pursuant to Anatel’s rule, reference rates will decline based on a glide path until the cost modeling known as BU-LRIC is applied (2019, for VU-M and TU-RL; and 2020, for EILD). On July 7, 2014, Anatel published the corresponding Acts No. 6,210/2014, 6,211/2014 and 6,212/2014, which determined the specific reference rates effective as of February 2016. On December 19, 2018, Anatel published the corresponding Acts Nos. 9,918/2018, 9,919/2018 and 9.920/2018, which determined the specific reference rates effective as of February 2020. By the end of 2019, Anatel began the process of reviewing these Acts and the related reference rates again.

On February 24, 2017, considering the glide path provided in Act No. 6,211, VU-M rates were again reduced, depending on the region, to the level of approximately R$0.05 (five cents) and, in 2018, will also be reduced to levels of R$0.03 (three cents) and, in 2019, will also be reduced to levels of R$0.01 (one cent). In December 2019, Anatel published Acts setting forth mobile termination rate which will be valid from 2020 until 2023.

Wholesale Rates Regulation

Under our PCS authorizations, we are allowed to set prices for our service plans, subject to approval by Anatel, provided that such amounts do not exceed a specified inflation adjusted cap. Anatel currently uses the telecommunication services index (Índice de Serviços de Telecomunicações), or IST, a specific price inflation index that it developed, in evaluating prices and determining the relevant cap for prices charged in the telecommunications industry. As mentioned above, on July 4, 2014, Anatel approved the calculation of VU-M, TU-RL and EILD reference rates based on a cost model. We expect that the adjustment of our prices will follow the market trend, and that the adjustment will be below the annual inflation rate based on the IST.

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

In April 2014, the Brazilian President passed Law No. 12,965/2014, known as the Legal Framework for the Use of the Internet (Marco Civil da Internet), or the Internet Framework, which establishes the principles, guarantees, rights and duties for the use of the Internet in Brazil. Key topics covered in the Internet Framework are: net neutrality; collection, use and storage of personal data; confidentiality of communications; freedom of expression and the treatment of illegal, immoral or offensive contents.

The Presidential Decree No. 8,711/2016 was enacted by the Brazilian President on May 11, 2016 and provided additional detail on the Internet Framework in three main aspects: (i) clarification of the scope and implementation of the net neutrality rules, (ii) implementation of the rights and obligations related to privacy and data protection regarding Brazilian Internet users, and (iii) governance of the Internet Framework, including authorities entitled to enforce the legislations. See “—Review of the Current Regulatory Model for the Provision of Telecommunications Services.”

Privacy and Data Protection

On August 14, 2018, the Brazilian President passed the LGPD. This new law is closer to the European Union General Data Protection Regulation, or GDPR, including significant extraterritorial application and considerable fines of up to 2% of a company’s global turnover of the previous financial year. Currently, a proposal to postpone its entry into force until January 1, 2021 was already approved by the Brazilian Senate and will be voted by the House of Representatives, before being submitted to Presidential approval.

In December 2018, Provisional Measure No. 869/2018 amended the LGPD to create the National Data Protection Authority, or ANPD, within the structure of the executive branch, which implies a larger control by the Federal Government. This Provisional Measure also extended the entry into force of the LGPD by 24 months (i.e., until August 2020), when all legal entities will be required to adapt their data processing activities to these new rules.

In July 2019, Provisional Measure No. 869/2018 was converted into Law No. 13,853, keeping the ANPD, as a federal public administration body, as part of the executive branch.

We have set up a team tasked with adapting our processes and technologies to ensure compliance with the LGPD requirements. Notably, we have, among other developments, created a specific clause for the protection of personal data in our contracts with suppliers and business partners, developed lectures for top leadership on the topic of data protection, and created an Executive Data Protection Committee, led by the CEO.

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

We requested a renewal of our authorizations for the D and E bands (1,800 and 900 MHz frequencies) in September 2013, given that the initial term for which the authorization was expiring. The process was reviewed by Anatel, which handed down a decision based on formal legal opinion by the Federal Attorney General on the matter. According to such decision, TIM was entitled under the current rules to a renewal of our authorizations for the D and E bands, which started on March 2016.

In December 2007, we acquired new authorizations for the 1,800 MHz frequency in the São Paulo and Rio de Janeiro in order to improve our RF capacity in these regions. Within the same auction, Claro and Vivo acquired authorizations to provide PCS services in regions where we had historically provided services but where Claro and Vivo previously did not, using 1,800 MHz and 1,900 MHz bands. This resulted in increased competition in these regions. In the same auction, Oi received authorization to provide PCS services in the state of São Paulo using 1,800 MHz (band M in the whole state and band E in the state’s countryside).

In December 2007, we acquired 3G frequencies sub-bands (1,900–2,100 MHz), with national coverage; these authorizations were granted in April 2008 and are valid until 2023. Oi, Claro, Vivo and Algar Telecom also acquired 3G frequencies sub-bands in the same auction carried out by Anatel. All the authorization winners were subject to coverage and/or expansion commitments, divided by Municipality among the winners, in unserved areas.

In December 2010, Anatel auctioned an empty 3G band of radio spectrum consisting of (10+10) MHz in 2.1 GHz in the whole country (the “H Band” Auction), and other left over frequencies in the 900 MHz and 1800 MHz bands that had not been assigned in previous auctions. In this auction:

·

Of the 12 available lots in the H Band, 10 were awarded to Nextel, which was recently acquired by Claro S.A. Current operators were prevented from participating due to spectrum caps. Oi and CTBC (now known as Algar Telecom), managed to win the remaining two lots where they had cap availability.

·

TIM won individual block of frequencies in five service areas, strengthening its presence in the North, Santa Catarina, Minas Gerais and Paraná, bidding a total of R$81.8 million, to be paid proportionately to the remaining years in the existing authorization licenses (remaining years/15).

·	VIVO won blocks in 900 MHz and due to available cap, managed to win lots of 1700/1800 MHz in all regions, completing a national coverage of (10+10) MHz in this band.
·	Claro won blocks of spectrum in the 1700/1800 MHz band.

In December 2011, Anatel started auction No. 001/2011-PVCP/SPV, pursuant to which 16 blocks in the 1,800 MHz band were sold to Claro, Oi, CTBC and TIM. As a result of our participation in the auction, we expanded our 2G coverage and increased our presence in the northern and central-western regions of Brazil, including the states of Paraná, Espírito Santo, Rio Grande do Sul, Santa Catarina and Minas Gerais. Our corresponding RF authorization periods were formalized with Anatel in May 2013.

In 2012, Anatel established a bidding process in order to comply with Presidential Decree No. 7.512 of June 2011, which set April 2012 as the deadline to auction the 2.5 GHz band, in order to introduce 4G technology in Brazil. Anatel modeled the auction with two national blocks of (20+20) MHz (W and Z) and two national blocks of (10+10) MHz (V1 and V2). In order to guarantee full rural service by 2018, Anatel linked the 4G blocks to the 450MHz band in specific geographic regions of Brazil.

We participated in the auction as a group bidding in the name of TIM and Intelig (now known as TIM S.A.). We did not bid for the W block (Amazonas as a rural area), which we viewed as having a high premium if compared to the X block (67%).  We successfully acquired the V1 block, which in our view held the best capital expenditure/operating expenditure profile associated with rural services in its selected regions (the States of Rio de Janeiro, Espírito Santo, Santa Catarina, and Paraná). The joint bid allowed us to take advantage of the flexibility of the auction rules. These bands brought heavy coverage obligations as its short-range characteristics demands large investments.

In November 2013, Anatel approved the dedication of a single band, of the 700MHz spectrum, exclusively to mobile services and in September 2014, Anatel concluded the 700 MHz spectrum auction that granted to TIM, Vivo, Claro and Algar the operation of the 700 MHz frequency for the 4G mobile technology, to be added to the current LTE service in the 2.5 GHz RF. We bid on Block 2 of that auction, for national coverage of the 700 MHz band, and won the same with a bid of R$1,947 million (a 1% premium over the minimum price of R$1,927 million).

The auction also required the winning bidders to proportionally reimburse the broadcasters for the cleanup of the spectrum previously held and used by them. We spent R$1,199 million in order to create in March 2015 the EAD with the other winning bidders, to ensure the spectrum cleanup. The price allocated to the cleanup of the spectrum related to unsold blocks was shared proportionately among the winning bidders who bought the other blocks. To offset such additional cost to the winning bidders, the price of the 700 MHz spectrum was discounted using Anatel’s WACC methodology.

The Authorization Terms for usage of the 700 MHz spectrum were signed in December 2014 and the Articles of Association and By-laws of EAD were filed on March 2, 2015. Our EAD payments were completed in January 2018.

In December 2015, Anatel auctioned remaining radio frequencies in the 1,800 MHz, 1,900 MHz and 2,500 MHz bands. We submitted bids for the left over lots of the 2,500 MHz band, which had originally been auctioned in 2012. This particular band spectrum provides for 4G mobile services. We were the first ranked bidder in the lots for Recife, in the state of Pernambuco, and Curitiba, in the state of Paraná, based on our bids which totaled R$57.5 million. The corresponding authorization terms were executed by Anatel in July 2016.

Industrial Exploration of Dedicated Lines

In December 2010, Anatel approved a public hearing that considered alterations of the EILD, which established mechanisms for the operation of transmissions circuits up to 34 Mbps to increase transparency between operators and concessionaires. In May 2012, Anatel approved the new EILD regulations (Regulação de Exploração Industrial de Linha Dedicada), or REILD, detailing mechanisms to optimize the operating structure for transmission loop contracts in order to increase contract price transparency and affording equal treatment to independent service providers from concessionaire groups. The REILD specifically sets out more effective rules on project definition including Standard EILD or Special EILD, in addition to contract and delivery terms, and specifies EILD delivery dispute resolution procedures. Concurrently, in May 2012, Anatel approved new EILD reference prices, a step towards value fixation in controversies between service providers.

Considering that EILD is also a market subject to the asymmetric regulation defined by Anatel in the PGMC 2012, operators classified by Anatel as pertaining to group with significant market power in the EILD market, such as Oi, were required to submit reference prices and offers for Anatel’s approval, as well as to only offer EILD through a specific system designed for the PGMC 2012. In September 2013, Anatel ratification, for the first time, reference prices and offers of the operators with significant market power in the EILD market. At least every six months new reference prices and offers must be submitted for Anatel’s approval. We are not currently classified as having significant market power in the EILD market.

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

Quality Management Regulation

In October 2011, Anatel published PCS and SCM quality management regulations to establish quality parameters which were to have been met by the mobile telephone and Internet connection operators in up to 12 months. Most quality parameters established relating to the quality of the networks, both mobile and fixed, became effective in October and November 2012.

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

In December 2019, Anatel approved Resolution No. 717/2019, the new telecommunications services quality regulation, or RQUAL. RQUAL will apply to all telecommunication services (mobile, fixed, fixed broadband and payTV). Under this new model, service quality is measured based on three indicators (Quality of Service Index, Perceived Quality Index and User Complaint Index), and it classifies operators according to performance. It also establishes a mandatory ombudsman. Anatel will be able to adopt case-by-case remediation measures, such as consumer compensation (based on a user compensation model), adoption of action plan or adoption of precautionary measures in order to ensure the improvement of quality standards. It also grants customers additional rights including the customer’s possibility of terminating their service agreement without penalty in case of poor service quality. The new regulation is expected to enter into force in 2021. Until the working group is formed by Anatel, operators and ESAQs shall define the goals, criteria and reference values for quality control and remediation measures. Anatel will monitor the indicators similar to the new ones established under RQUAL. The criteria and reference value shall be determined in the coming 12 months by the working group.

Anatel Administrative Proceedings

Under the terms of its PCS authorization, TIM Celular (now TIM S.A.) implemented mobile personal telecommunications coverage for the assigned area. Under such term of authorization, TIM Celular (now TIM S.A.) is required to operate in accordance with the quality standards established by Anatel. If it fails to meet the minimum quality standards required, TIM Celular (now TIM S.A.) is subject to Obligation Non-Compliance Determination Procedures, or PADO, and applicable penalties. Anatel has brought administrative proceedings against the TIM Group, which are currently pending for (1) noncompliance with certain quality service indicators (the quality management regulation, or RGQ, and/or RQUAL); and (2) default of certain other obligations assumed under the Terms of Authorization and pertinent regulations. In its defense before Anatel, the TIM Group attributed the lack of compliance to items beyond its control and not related to its activities and actions. We cannot predict the outcome of these proceedings at this time, but have accrued the amount in our balance sheet as a provision for all those cases in which we estimate our loss to be probable.

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

The activities, transactions or dealings TIM Participações had in the year ended December 31, 2019 in its knowledge, related in any way to Designated Countries are roaming agreements for the provision of telecommunication services, which allow our mobile customers to use their mobile devices on a network outside their home network, or Roaming Agreements. In our view, the amounts related to these operations, detailed below, are immaterial in our business. The Company does not have any agreement with providers from North Korea.

Roaming Agreements with the following local mobile phone operators:

·        MTN Irancell, in Iran;

·        MCI Iran Telecom, in Iran;

·        Sudanese Mobile Telephone (Zain) Co. Ltd, in Sudan; and

·        Syriatel Mobile Telecom SA and MTN Syria (JSC), in Syria.

The impact on our net profit (loss) arising from Roaming Agreements with networks of the Designated Countries is detailed as follows:

	Year ended December 31, 2019
	Revenues	Charges
	(thousands of reais)
North Korea	¾	¾
Iran	4	2
Sudan	2	1
Syria	5	0
Total	11	3

Telecom Italia activities relating to Designated Countries

The information in this section is based solely on information provided to us by our parent Telecom Italia for purposes of complying with our obligations under Section 13(r) of the Exchange Act.

Telecom Italia informs us that the activities, transactions or dealings it and its consolidated subsidiaries had in the year ended December 31, 2019 that, to its knowledge, relate to Designated Countries are (1) Roaming Agreements, (2) international telecommunications services agreements with international carriers, which cover delivery of traffic, or International Carrier Agreements, and (3) commercial sale and other agreements, or Commercial Sale and Other Agreements.

Telecom Italia informs us that the only activities that it and its consolidated subsidiaries had in the year ended December 31, 2019 that, to its knowledge, relate in any way to the Designated Countries are:

Roaming Agreements

Its Roaming Agreements are with the following local mobile phone operators:

·	North Korea: none;
·	Iran: KFZO-TKC (former Payam Kish), Gostaresh Ertebatat Taliya PJS (former Taliya), Rightel Communication, Irancell (MTN), and Mobile Company of Iran (MCI);
·	Sudan: Sudanese Mobile Telephone (former ZAIN SD) and MTN Sudan, Sudatel Telecom Group;
·	Syria: MTN Syria (former Spacetel Syria 94 and former Areeba), and Syriatel Mobile Telecom SA (Syriatel).
	Year ended December 31, 2019
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	—	—	—	—
Iran	5	24	701	2,689
Sudan	42	55	49	—
Syria	6	12	41	80
Total	53	91	791	2,769

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

	Year ended December 31, 2019
	Revenues	Charges	Receivables	Payables
	(thousands of euros)
North Korea	—	—	—	—
Iran	131	—	—	—
Sudan	1,984	2,526	2,029	2,533
Syria	3,764	3,938	11,952	12,446
Total	5,879	6,464	14,300	14,979

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

On December 20, 2016, Olivetti and Faravaran Hamgam, a local Iranian company, executed an agreement for the local production and sale of Olivetti’s electronic cash registers and the provision of assistance in connection with these machines in Iran. The agreement was never implemented.

In September 2016, TI Sparkle reached an agreement with TCI for the development of a Point of Presence, or POP, of Sparkle Internet backbone in Iran and the provision of IP Transit services from Sparkle to TIC. Currently the POP is not open.

	Year ended December 31, 2019
	Revenues	Receivables
	(thousands of euros)
North Korea	—	—
Iran	226	259
Sudan	259	231
Syria	933	2,287
Total	1,418	2,777

The amounts of revenues, charges, receivables and payables are considered de minimis by Telecom Italia’s compared to its consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

C.       Organizational Structure

We are part of the Telecom Italia Group, which is engaged in the communications sector and, particularly, the fixed and mobile national and international telecommunications sector. The operating segments of the Telecom Italia Group are organized according to the respective geographical location of the telecommunications business (Domestic—Italy and Brazil). We are currently held, directly and indirectly, by Telecom Italia through its wholly owned subsidiary, TIM Brasil, which as of December 31, 2019 held 66.58% of our shares. In turn, the single largest shareholder of Telecom Italia is Vivendi, which holds, directly, a stake of approximately 23.9% of ordinary share capital. In 2019, Telecom Italia delisted all its U.S. listed securities and deregistered from the SEC, having filed Form 15F on July 9, 2019. Substantially all assets held by TIM Participações consist of the shares of its wholly owned subsidiary TIM S.A. (known, until its corporate name change in September 2017, as Intelig, and into which TIM Celular was merged in October 2018 in connection with the Reorganization, as set forth in more detail below) (incorporated in the Federative Republic of Brazil and headquarters located in the State of Rio de Janeiro).

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

The following chart illustrates our ownership structure prior to the Reorganization:

The following chart illustrates our current ownership structure:

D.       Property, Plants and Equipment

Our principal properties consist of radio frequencies, transmission equipment, switching exchanges and gateway equipment, which connect calls to and from customers and enables data traffic connections, and radio base stations, which comprise certain signal transmission and reception equipment covering a defined area. At our radio base station, we have also installed antennas and certain equipment to connect these antennas with our switching equipment. As of December 31, 2019, we had more than 38 thousand eNodeB, more than 16 thousand NodeB, almost 13 thousand BTS and more than 100 thousand kilometers in fiber optic networks. We generally lease or buy the sites where our mobile telecommunications network equipment is installed. Over the course of financial year 2019, we had leased approximately 113,197 square meters of real property, all of which was available for office space. We also lease approximately 1,110 square meters of commercial office space, and 23,734 square meters of stores operated by us. There are no material encumbrances that may affect our utilization of our property or equipment. All of our property and equipment is owned or leased domestically; we do not own or lease any property or equipment outside Brazil.

TIM’s strategic plan for the 2020-2022 period, or the Industrial Plan 2020-2022, forecasts Company’s capital expenditures in a range of R$12.0 to R$12.5 billion. The Company has historically applied more than 80% of its yearly capital expenditures to network and information technology infrastructures.

Item 4A.       Unresolved Staff Comments

None.

Item 5.          Operating and Financial Review and Prospects

A.       Operating Results

The following discussion of the Company’s financial condition and operating results should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2019 included in this annual report and the Company’s audited consolidated financial statements as of and for the years ended December 31, 2018 and 2017 incorporated by reference to our annual report filed on Form 20-F with the SEC on April 10, 2019, which have been prepared in accordance with IFRS, issued by IASB, as well as with the information presented under “Item 3. Key Information—A. Selected Financial Data.”

Brazilian Political and Economic Overview

The year 2019 was marked by a modest improvement of the Brazilian economy including the continued recovery of GDP, which grew by 1.1%, mainly driven by services, investments and trade surplus. Brazil ended the year with a trade surplus of U.S.$47 billion, which is a reduction of 19.6% compared to 2018. Of note was the 7.5% decrease in exports that mostly offset the 3.3% decrease in imports. Inflation, measured by the IPCA, was under strict control and, by the end of 2019, it was at 4.3%, slightly above the 4.25% target set by the Central Bank for 2019. Such performance is explained by the slow economic recovery and the still relatively high unemployment rate. The SELIC, or basic interest rate, was further reduced in 2019 and closed the year at a low of 4.5%, which is 2.0 percentage points lower than SELIC at the closing of 2018. On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020. As of April 28, 2020, the SELIC rate is 3.75%. This movement is explained by the still-modest economic recovery of the country and the lower expectation of inflation as well as by the uncertainties and market volatility arising from the ongoing COVID-19 pandemic. Despite the overall positive economic impact of the approval of the public pension reform, instability continued to characterize Brazil’s political environment, leading to uncertainties regarding the approval of other reforms such as fiscal and political reforms.

Internationally, continuous military posturing, particularly between the United States and North Korea, and enhanced trade disputes, especially between the United States and China, brought volatility to the markets, generating strong fluctuations in securities trading and commodities markets. In Europe, levels of economic activity entered a slower growth trajectory, as political tensions within the Eurozone and ongoing discussions regarding the Brexit transition period continue after the United Kingdom formally left the European Union on January 31, 2020. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—We may be impacted by volatility in the global financial markets”. In the United States, concerns regarding the impeachment of the current president throughout the now-concluded impeachment process, as well as his international policy, set a tone of uncertainty about the sustainability of global economic growth in the years to come.

In regard to foreign exchange, the Brazilian real depreciated 4.02% compared to the U.S. dollar in 2019. During the year, the exchange rate fluctuated due to continued reports of corruption cases in Brazil, expectations regarding the approval of the reforms, adjustments to Brazilian monetary policy, international trade disputes, and reforms proposed by the U.S. government. During the first part of 2020, the real continued to depreciate considerably as compared to the U.S. dollar.  As of April 28, 2020, the exchange rate for U.S. dollars as reported by the Central Bank was R$5.5683 per U.S.$1.00, due to the expectations regarding the impact of overall market declines and increased volatility arising from the COVID-19 pandemic, among other factors, that partially explains the 23.06% increase of the exchange rate since March 1, 2020.

Impact of Inflation on Our Results of Operations

Inflation directly impacts our results of operations as certain of our assets and liabilities are subject to monetary adjustments by reference to indexes that measure or that are impacted by inflation such as IPCA, TJLP, and SELIC. In 2019, the net impact of inflation adjustments was a gain of R$1,072 million and in 2018, was a loss of R$133 million. The net impact in 2019 can be explained by the gains regarding the adjustment of credits from a legal proceeding of TIM Celular S.A. (merged into TIM S.A.) on the exclusion of ICMS from PIS and COFINS tax bases. The loss in 2018 can be explained by the gains arising from restatements of taxes and the losses arising from the provisions for the aggregate contingent value of civil, labor and tax claims pending against us.

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

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay on a similar lease or borrowing arrangement contract or loan. As mentioned in Note 15 to our consolidated financial statements, discount rates applied by management in the transactions carried out during the year were decisive for the calculation of the portion of the gain recorded through profit and loss, as well as the portion of deferred gain and amortized over the lease term.

On January 1, 2019, IFRS 16 / CPC 06 (R2), a new accounting standard issued in July 2014, came into force. The standard requires that lessees recognize the assets and liabilities arising from lease agreements (“rent”; leases), except for short-term contracts, that is 12 months or less, or contracts in which the underlying asset is of low value. In this sense, the increase in the lease liability, due to the recognition of the right to use the assets, results in an increase in our net debt, with depreciation and interest being recognized in the income statement as a replacement for operating lease expenses.

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

At December 31, 2019 and 2018, the principal non-financial assets valued in this way were goodwill recorded by the Company (see Notes 3(a) and 14 to our consolidated financial statements), and the fair value of goodwill was substantially in excess of its net book value.

Income Tax and Social Contribution (Current and Deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of taxable income (see Note 3(b) to our consolidated financial statements).

Provision for Legal and Administrative Proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve the judgment of our management (see Note 3(c) to our consolidated financial statements).

Fair Value of Derivatives and Other Financial Instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that consider observable data or observable data derived from the market (see Notes 3 and 37 to our consolidated financial statements).

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

Results of Operations

The following discussion should be read in conjunction with “Item 4. Information on the Company” and “Item 3. Key Information.” As set forth in greater detail below, our financial condition and results of operations are significantly affected by Brazilian telecommunications regulation, including the regulation of rates. See “Item 4. Information on the Company—B. Business Overview—Regulation of the Brazilian Telecommunications Industry—Wholesale Rates Regulation.” Our financial condition and results of operations have also been, and are expected to continue to be, affected by the political and economic environment in Brazil. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.”

The following table shows certain components of our statement of operations for each year in the three-year period ended December 31, 2019, as well as the percentage change from year to year.

	Year ended December 31,			Percentage change
	2019	2018	2017	2019 – 2018	2018 – 2017
	(in thousands of reais)
Revenue	17,377,194	16,981,329	16,233,959	2.3	4.6
Cost of services provided and goods sold	(7,433,731)	(7,701,418)	(8,002,077)	(3.5)	(3.8)
Gross income	9,943,463	9,279,911	8,231,882	7.2	12.7
Operating income (expenses):
Selling expenses	(4,986,289)	(4,970,780)	(4,575,177)	0.3	8.6
General and administrative expenses	(1,717,859)	(1,608,319)	(1,424,643)	6.8	12.9
Other income (expenses), net	1,275,542	(283,289)	(298,710)	n.a.	(5.2)
Operating income (expenses)	(5,428,606)	(6,862,388)	(6,298,530)	(20.9)	9.0
Operating income	4,514,857	2,417,523	1,933,352	86.8	25.0
Financial income (expenses):
Financial income	1,430,171	412,733	512,565	246.5	(19.5)
Financial expenses	(1,408,053)	(951,439)	(1,009,653)	48.0	(5.8)
Foreign exchange variations, net	(908)	1,373	(748)	n.a.	n.a.
Financial income (expenses)	21,210	(537,333)	(497,836)	n.a.	7.9
Income before income and social contribution taxes	4,536,067	1,880,190	1,435,516	141.3	31.0
Income and social contribution taxes	(913,940)	664,911	(201,009)	n.a.	n.a.
Net income for the year	3,622,127	2,545,101	1,234,507	42.3	106.2

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Operating Revenues

Our operating revenues consisted of:

·	Mobile and Fixed Services: (i) local and long distance voice, (ii) data and content (Value-Added Services), (iii) interconnection, and (iv) other services.
·	Product Revenue: sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 26 to our consolidated financial statements and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows the breakdown of our operating revenue, as well as the percentage change of each component from the prior year, for each of 2019 and 2018:

Statement of Operations Data: Operating Revenues

	Year ended December 31,		Percentage change
	2019	2018	2019 – 2018
	(in millions of reais)
Gross operating revenue	25,183	24,232	3.9
Deductions from gross revenue	(7,806)	(7,251)	7.7
Total revenue	17,377	16,981	2.3

Our gross operating revenue was R$25,183 million for the year ended December 31, 2019, representing a gain of 3.9% as compared to our gross operating revenue of R$24,232 million for the year ended December 31, 2018. This gain was mainly due to the increase of mobile service revenue, which increased by 2.4% compared to the year ended December 31, 2018, and by the increase of landline service revenue, which increased by 11.3% for the year ended December 31, 2019, compared to the year ended December 31, 2018.

Deductions from gross revenue for the year ended December 31, 2019 were R$7,806 million, a decrease of R$555 million or 7.7% compared to the year ended December 31, 2018. This dynamic is directly related to the change in the mix of plans subscribed to by our client base. Plans with larger amounts of non-telecommunications services increased proportionally, and the revenues related to certain of those non-telecommunications services generate less taxes, and consequently lower deductions from gross revenue.

Our revenue for the year ended December 31, 2019 was R$17,377 million, an increase of 2.3% as compared to the year ended December 31, 2018. Net mobile service revenue increased 1.9% for the year ended December 31, 2019 as compared to the year ended December 31, 2018, from R$15,354 million in the year ended December 31, 2018 to R$15,648 million in the year ended December 31, 2019. Net landline service revenue increased by 11.3%, to R$949 million for the year ended December 31, 2019 from R$852 million for the year ended December 31, 2018, mainly explained by the results from the strong performance of TIM Live, which more than offset the decline in revenues from other fixed segments (such as corporate and wholesale).

The Company’s management understands that a breakdown of net revenue can be helpful in an analysis of the Company’s revenue dynamics. The details of net revenue and the main highlights are presented below:

Revenue Breakdown

	Year ended December 31,		Percentage change
	2019	2018	2019 – 2018
	(in millions of reais)
Total revenue	17,377.2	16,981.3	2.3
Service revenue	16,597.2	16,206.2	2.4
Service revenue – mobile	15,648.2	15,354.1	1.9
Client generated	14,372.2	14,043.5	2.3
Interconnection	477.3	712.2	(33.0)
Others	798.8	598.3	33.5
Service revenue – landline	948.9	852.3	11.3
Goods sold	780.0	775.1	0.6

Service Revenue

Service revenue for the year ended December 31, 2019 was R$16,597 million, an increase of 2.4% compared to R$16,206 million in the year ended December 31, 2018. Revenue from mobile services, or MSR, increased 1.9% to R$15,648.2 million for the year ended December 31, 2019, from R$15,354 million for the year ended December 31, 2018, mostly influenced by higher spending by prepaid customers, in addition to our ongoing efforts to monetize our postpaid client base via migrations to high-value plans.

As mentioned above, client generated revenues, or CGR, increased by 2.3%, from R$14,044 million for the year ended December 31, 2018 to R$14,372 million for the year ended December 31, 2019. This was driven by the process of clients migrating between segments and within segments in order to avail themselves of higher-value offers.

Interconnection revenue decreased 33% for the year ended December 31, 2019, with R$477 million as compared to R$712 million for the year ended December 31, 2018. The result remains impacted by the reduction of VU-M tariffs and less growth of incoming traffic.

Other mobile revenue for the year ended December 31, 2019 was R$799 million, an increase of 36% as compared to R$598 million for the year ended December 31, 2018. This performance reflects the increased revenues generated by network sharing and swap agreements. Such increased network sharing volume is aligned with our strategy to be more efficient, from the perspective of asset allocation (capital expenditure and operating expenditure) in the process of expanding fiber (backbone and backhaul).

Monthly ARPU was R$25.1 for the year ended December 31, 2019, an increase of 5.8% as compared to the year ended December 31, 2018. The main explanation for this is the trend of customers migrating to high-value offers with faster speeds. ARPUs per segment, which exclude “non-TIM” client revenues and other mobile revenues, were slightly improved from the year ended December 31, 2018. ARPU for prepaid customers was R$12.9, an increase of 7.9%, and ARPU for post-paid customers was R$39.4, a decrease of 1.1%, for the year ended December 31, 2019 as compared to the year ended December 31, 2018).

Landline service revenue increased 11.3% to R$949 million for the year ended December 31, 2019 as compared to R$852 million the year ended December 31, 2018, boosted by growth in TIM Live (which increased by 30.6%) more than offsetting the 3.9% drop in revenues from other businesses in the fixed segment (corporate and wholesale).

Goods Sold

Revenue from goods sold increased 0.6%, from R$775 million for the year ended December 31, 2018 to R$780 million for the year ended December 31, 2019, reflecting a better sales mix that contributed to a higher average price of handsets, making up for an inferior sales volume.

Operating Costs and Expenses

Operating costs and expenses decreased 1.0% for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

The following table shows the components of operating costs and expenses for each of the periods indicated.

Statement of Operations Data: Operating Costs and Expenses

	Year ended December 31,		Percentage change
	2019	2018	2019 – 2018
	(in millions of reais)
Personnel	(1,070.7)	(1,031.6)	3.8
Third-party services	(3,123.5)	(3,140.4)	(0.5)
Interconnection and means of connection	(1,419.5)	(2,513.2)	(43.5)
Depreciation and amortization	(5,129.0)	(3,954.3)	29.7
Taxes, fees and contributions	(831.5)	(916.3)	(9.3)
Rent and insurance	(433.7)	(805.5)	(46.2)
Cost of goods sold	(931.8)	(883.9)	5.4
Publicity and advertising	(355.2)	(421.6)	(15.7)
Losses on doubtful accounts	(748.3)	(544.9)	37.3
Others	(94.7)	(68.9)	37.4
Total operating expenses	(14,137.9)	(14,280.5)	(1.0)

Personnel

Personnel costs increased by 3.8% in the year ended December 31, 2019 as compared to the year ended December 31, 2018, to R$1,071 million from R$1,032 million, respectively. This increase can be explained by (i) inflation as compared to the previous year, which increased wages and benefits since most of our employees’ wage and salary increases are generally tied to inflation rates; (ii) a larger number of employees (an increase of 0.4% in the year ended December 31, 2019 as compared to the year ended December 31, 2018); (iii) a non-recurring cost resulting from the end of contracts of certain executives who left the company in the year ended December 31, 2019; (iv) re-composition of old pension plans; and (v) a revision of our labor contingency loss forecast related to our own employees.

Third-Party Services

Third-party services costs decreased 0.5%, to R$3,124 million in the year ended December 31, 2019 as compared to R$3,140 million in the year ended December 31, 2018, mainly due to the decrease in prepaid sales and the related commissioning expenses for such prepaid segment, as well as reduced expenses related to physical billing, given the advance in the digitalization of this process.

Interconnection and Means of Connection

Our costs for interconnection and means of connection decreased 43.5%, to R$1,419 million in the year ended December 31, 2019 as compared to R$2,513 million in the year ended December 31, 2018. This dynamic was influenced by lower interconnection costs, in particular (i) the decrease in the mobile termination rate (VU-M), (ii) reduced outgoing traffic to other operators and (iii) a reduction in costs relating to content providers. These positive effects more than offset the higher costs related to network elements and infrastructure sharing and rent.

Depreciation and Amortization

Depreciation and amortization expenses increased by 29.7% in the year ended December 31, 2019 as compared to the year ended December 31, 2018, to R$5,129 million from R$3,954 million, respectively. This increase is mostly explained by (i) the increase in leased fixed assets due to the recognition of the right to use assets such as network infrastructure, vehicles, shops, among others, as consequence of the adoption of IFRS 16 in 2019, corresponding to R$940 million of the total increase, and (ii) the 700MHz license, which starts to be amortized as cities are activated (100% of the cities included in the amortization plan were reached in November 2019).

Taxes, Fees and Contributions

Taxes, fees and contributions costs decreased by 9.3% in the year ended December 31, 2019, to R$832 million from R$916 million in the year ended December 31, 2018, mainly impacted by the decrease in FISTEL expenses. For further information, see “Item 4. Information on the Company—B. Business Overview—Taxes on Telecommunications Goods and Services.”

Rental and Insurance

Rental and insurance costs decreased 46.2% to R$434 million in the year ended December 31, 2019 from R$806 million in the year ended December 31, 2018. This decrease is related to the impact from the trademark license agreement (which is classified as a rent contract under IFRS) entered into in the year ended December 31, 2019 regarding the right to use the “TIM” brand.

Costs of Goods Sold

Our cost of goods sold increased by 5.4%, from R$884 million in the year ended December 31, 2018 to R$932 million in the year ended December 31, 2019. This increase is mainly related to the fact that in the period, despite the reduction of sales volume in the period, high-value products were more relevant in the mix.

Publicity and Advertising

Publicity and advertising costs decreased 15.7% in the year ended December 31, 2019 as compared to the year ended December 31, 2018, to R$355 million from R$422 million, respectively, mainly due to our maintenance of the same general levels and visibility of advertising as during 2018, but with a cost efficiency of 6.9%.

Losses on Doubtful Accounts

Losses on doubtful accounts, otherwise known as bad debt, increased 37.3%, to R$748 million in the year ended December 31, 2019 as compared to R$545 million the year ended December 31, 2018, explained by the continued growth of revenues exposed to delinquency due to the growth in our postpaid customer base, in addition to a challenging macroeconomic environment (unemployment, income and indebtedness of families).

Others

Other costs increased by 37.4% in the year ended December 31, 2019, as compared to the year ended December 31, 2018. For the year ended December 31, 2019, those other costs amounted to R$95 million, compared to R$69 million for the year ended December 31, 2018.

Other Income (Expenses), Net

Other income, net, increased to R$1,275 million in income in the year ended December 31, 2019 from R$283 million in expenses in the year ended December 31, 2018. This increase was due to a tax credit due to the exclusion of ICMS from the calculation basis for PIS/COFINS of approximately R$1.8 billion in 2019.

Operating Income to Net Income

The following table shows our net income, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Net Income

	Year ended December 31,		Percentage change
	2019	2018	2019 – 2018
	(in millions of reais)
Operating income	4,514.9	2,417.5	86.8
Financial income (expenses)	21.2	(537.3)	n.a.
Income and social contribution taxes	(913.9)	664.9	n.a.
Net income for the year	3,622.1	2,545.1	42.3

Financial Income (Expenses)

In the year ended December 31, 2019, financial income was R$21 million, as compared to the R$537 million in financial expenses in the year ended December 31, 2018, explained by the adjustment of credits from a legal proceeding of TIM Celular S.A. (merged into TIM S.A.) on the exclusion of ICMS from PIS and COFINS tax bases in the amount of R$1,228 million. See Note 9 to our consolidated financial statements.

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions permitted in the year ended December 31, 2019 in accordance with tax law. Income tax and social contribution were negative in R$914 million in the year ended December 31, 2019, compared to positive R$665 million in the year ended December 31, 2018. In 2018, the results were impacted by the merger of TIM Celular into TIM S.A. in 2018, which generated a tax credit of R$950 million). In that year, the adjusted effective rate was negative 14.4%. In 2019, income and social contribution taxes were impacted by the non-recurring effect of PIS/COFINS credits due to the exclusion of ICMS from the calculation basis of PIS/COFINS, which increased earnings before taxes by R$3,024 million.

Net Income for the Year

As a consequence of all of the dynamics explained above, our net income in the year ended December 31, 2019 was R$3,622 million, representing an increase of 47.9% from a net income of R$2,545 million in the year ended December 31, 2018.

Results of Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

Operating Revenues

Our operating revenues consisted of:

·	Mobile and Fixed Services: (i) local and long distance voice, (ii) data and content (Value-Added Services), (iii) interconnection, and (iv) other services.
·	Product Revenue: sale of handsets and accessories.

The composition of our operating revenues by category of service is presented in Note 26 to our consolidated financial statements presented with our annual report on Form 20-F issued on April 10, 2019 and discussed below. We do not determine net operating revenues or allocate cost by category of service.

The following table shows the breakdown of our operating revenue, as well as the percentage change of each component from the prior year, for each of 2018 and 2017:

Statement of Operations Data: Operating Revenues

	Year ended December 31,		Percentage change
	2018	2017	2018 – 2017
	(in millions of reais)
Gross operating revenue	24,232.4	22,611.1	7.2
Deductions from gross revenue	(7,251.1)	(6,377.1)	13.7
Total revenue	16,981.3	16,234.0	4.6

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

Deductions from gross revenue for the year ended December 31, 2018 were R$7,251 million, an increase of R$874 million or 13.7% compared to R$6,377 million for the year ended December 31, 2017. This dynamic is directly related to the growth in gross revenue explained above.

Our revenue for the year ended December 31, 2018 was R$16,981 million, an increase of 4.6% as compared to R$16,234 million for the year ended December 31, 2017. Net mobile service revenue increased 4.5% for the year ended December 31, 2018 as compared to the year ended December 31, 2017, from R$14,687 million in the year ended December 31, 2017 to R$15,354 million in the year ended December 31, 2018. Net landline service revenue increased by 8.3%, to R$852 million for the year ended December 31, 2018 from R$787 million for the year ended December 31, 2017, mainly explained by the results from the strong performance of TIM Live, which more than offset the decline in revenues from other fixed segments (such as corporate and wholesale).

The Company’s management understands that a breakdown of net revenue can be helpful in an analysis of the Company’s revenue dynamics. The details of net revenue and the main highlights are presented below:

Revenue Breakdown

	Year ended December 31,		Percentage change
	2018	2017	2018 – 2017
	(in millions of reais)
Total revenue	16,981.3	16,234.0	4.6
Service revenue	16,206.2	15,474.1	4.7
Service revenue – mobile	15,354.1	14,687.1	4.5
Client generated	14,043.5	13,379.6	5.0
Interconnection	712.2	835.2	(14.7)
Others	598.3	472.3	26.7
Service revenue – landline	852.3	787.1	8.3
Goods sold	775.1	759.8	2.0

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

As mentioned above, CGR increased by 5.0%, from R$13,380 million for the year ended December 31, 2017 to R$14,044 million for the year ended December 31, 2018. This was driven by the process of clients migrating between segments and within segments to higher-value offers. CGR expansion remains limited by a challenging macroeconomic environment in Brazil, characterized by slow economic recovery and a fiercer competitive environment among telecommunications companies. These elements impact in particular our prepaid recharge levels and, to a lesser extent, our ability to increase postpaid plan subscribers. Still, revenues generated by recurring offer packages increased 29.3% from the year ended December 31, 2017 and such packages now represent 77.1% of CGR (compared to 62.7% in 2017).

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

Monthly ARPU was R$22.4 for the year ended December 31, 2018, an increase of 11.3% as compared to the year ended December 31, 2017. The main explanation for this increase in ARPU is the trend of subscribers migrating to higher-value plans, thereby improving our base mix of customers. ARPUs per segment, which exclude “non-TIM” client revenues and other mobile revenues, were slightly improved from the year ended December 31, 2017. ARPU for prepaid customers remained stable at R$11.5 and ARPU for post-paid customers was R$39.9 (an increase of 0.5% for the year ended December 31, 2018 as compared to the year ended December 31, 2017).

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

Operating Costs and Expenses

Operating costs and expenses increased 1.9% for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

The following table shows the components of operating costs and expenses for each of the periods indicated.

Statement of Operations Data: Operating Costs and Expenses

	Year ended December 31,		Percentage change
	2018	2017	2018 – 2017
	(in millions of reais)
Personnel	(1,031.6)	(956.4)	7.9
Third-party services	(3,140.4)	(3,023.6)	3.9
Interconnection and means of connection	(2,513.2)	(2,632.6)	(4.5)
Depreciation and amortization	(3,954.3)	(4,013.7)	(1.5)
Taxes, fees and contributions	(916.3)	(967.6)	(5.3)
Rent and insurance	(805.5)	(764.9)	5.3
Cost of goods sold	(883.9)	(846.8)	4.4
Publicity and advertising	(421.6)	(411.0)	2.6
Losses on doubtful accounts	(544.9)	(316.4)	72.2
Others	(68.9)	(68.9)	—
Total operating expenses	(14,280.5)	(14,001.9)	2.0

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

Losses on Doubtful Accounts

Losses on doubtful accounts, otherwise known as bad debt, increased 72.2%, to R$545 million in the year ended December 31, 2018 as compared to R$316 million the year ended December 31, 2017, explained by the continued growth of revenues exposed to delinquency due to the growth in our postpaid customer base, as well as the impact of the adoption of IFRS 9 (Financial Instruments), as explained in Note 2(f) of our consolidated financial statements presented with our annual report on Form 20-F issued on April 10, 2019. Even with this increase, however, bad debt as a percentage of gross revenues remained under control at a level of 2% in the year ended December 31, 2018.

Others

Other costs remained stable in the year ended December 31, 2018 as compared to the year ended December 31, 2017. For the year ended December 31, 2018, those other costs amounted to R$69 million, compared to R$69 million for the year ended December 31, 2017.

Other Income (Expenses), Net

Other expenses, net, decreased 5.2% to R$283 million in the year ended December 31, 2018 from R$299 million in the year ended December 31, 2017. This decrease was due to a credit arising from a lawsuit filed by TIM Nordeste S.A. (ultimately merged into TIM S.A.) in which a final and unappealable decision was issued by the appeals court during the year ended December 31, 2018 in favor of the Company, in respect of the exclusion of the ICMS from the PIS and COFINS tax bases for the period from 2002 through 2009. For additional detail on this decision, see Note 28 to our consolidated financial statements presented with our annual report on Form 20-F issued on April 10, 2019.

Operating Income to Net Income

The following table shows our net income, as well as the percentage change, for each of the periods indicated:

Statement of Operations Data: Net Income

	Year ended December 31,		Percentage change
	2018	2017	2018 – 2017
	(in millions of reais)
Operating income	2,417.5	1,933.4	25.0
Financial income (expenses)	(537.3)	(497.8)	7.9
Income and social contribution taxes	664.9	(201.0)	n.a.
Net income for the year	2,545.1	1,234.6	106.1

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

Since the cost to us of our debts has been increasing due to the macroeconomic conditions of Brazil and related to interest rate dynamics, resulting in a narrowing positive carry with a potential to turn into a negative carry, the Company decided in 2018 to reduce indebtedness by prepaying a significant amount thereof. In 2018, we prepaid R$2.2 billion in existing indebtedness with our own cash, reducing gross debt by 48.2%. In order to partially recompose our cash position, we approved the issuance of R$1.0 billion of debentures by TIM S.A. offered through a public placement with restricted efforts in accordance with CVM Instruction 476, which was disbursed in January 2019. The net proceeds from such issuance were and are expected to continue to be used for working capital. On March 20, 2019, we also entered into, but have not yet drawn on, a R$390 million credit agreement with FINAME for purposes of the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture. This facility replaced one of the sub-credits of a BNDES financing we entered into during 2018.

We continued our focus on reprofiling our debts through the date of this annual report. In February, 2020, as part of our liability management strategy, we prepaid our total outstanding debt with BNDES, which had become proportionally more costly due to the reduction in CDI and the leveling of TJLP. The prepayment was at a cost of 171% of the CDI and without breakage costs. We replaced the BNDES debt with new loans by Bank of America Merrill Lynch, dated as of February 7, 2020 (denominated in Euros) and The Bank of Nova Scotia, dated as of January 31, 2020 (denominated in U.S. dollars), at a cost of 108.3% of the CDI. At the same time, TIM S.A. drew down new loans under these two facilities totaling the equivalent of R$800 million — R$425 million under the Bank of America Merrill Lynch facility and R$375 million under the Bank of Nova Scotia facility. We also entered into a credit agreement with Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, to subsidize our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil.

On April 7, 2020, due to global macroeconomic uncertainty regarding COVID-19 and its possible impacts, TIM S.A. executed a new credit agreement with The Bank of Nova Scotia in the amount of R$574 million denominated in U.S. dollars, guaranteed by TIM Participações. The cost post-hedge is 155.0% and disbursement occurred on April 22, 2020, with a one year maturity.

For 2020, we expect to finance our ordinary capital expenditures and other ordinary liquidity requirements with specific short-term soft loans or the disbursement of credit lines already entered into with BNDES, FINAME and Banco do Nordeste do Brasil S.A., or BNB. The Company believes that the telecommunications sector is more resilient in the face of a possible economic crisis in 2020 but we will continue monitoring the macroeconomic scenario and new funding alternatives throughout this year.

Sources of Funds

Cash from operations

Our cash flows from operating activities was R$7,065 million in the year ended December 31, 2019 compared to R$6,129 million in the year ended December 31, 2018, an increase of 15.3% mainly explained by an increase in our EBITDA.

We had other significant variations in our operational assets and liabilities, which affected our cash from operations. The main variations of assets and liabilities were:

Positives

·	Authorizations payable decreased to R$100.2 million in the year ended December 31, 2019, compared to R$104.6 million in the year ended December 31, 2018.
·	Taxes, charges and contributions decreased to R$40.0 million in the year ended December 31, 2019, compared to R$187.2 million in the year ended December 31, 2018.
·	Prepaid expenses increased to R$100.9 million in the year ended December 31, 2019, compared to R$56.8 million in the year ended December 31, 2018.

Negatives

·	Trade accounts receivable decreased to R$1,027.1 million in the year ended December 31, 2019, compared to R$1,028.8 million in the year ended December 31, 2018.
·	Suppliers increased to R$401.2 million in the year ended December 31, 2019, compared to R$331.7 million in the year ended December 31, 2018.

Financial Contracts

We and our subsidiaries are party to the financial contracts described below, each to be used for purposes of the development of our business, generally, unless otherwise expressly provided herein. With respect to loans denominated in currencies other than reais, we enter into currency swaps to hedge against exchange rate fluctuations.

As set forth below and as each agreement is described further in the following paragraph, in 2019, the Company obtained new loans totaling R$1.4 billion. The Company requested disbursement of only R$1.0 billion of these new loans and there were no disbursements of existing credit agreements made in 2019.

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

As mentioned above, our principal financing agreements are:

·

Master Loan Agreement, dated as of June 20, 2013, between Cisco Capital, as lender, TIM Celular (which has been merged into TIM S.A. in connection with the Reorganization), as borrower. The purpose of the loan is to finance TIM Celular (now TIM S.A.)’s purchase of Cisco and third-party products and services. The loan to be given pursuant to the Master Loan Agreement was executed pursuant to the following Facility Agreements: (1) Facility Agreement dated August 26, 2013, between Cisco Capital, as lender, and TIM Celular (now TIM S.A.), as borrower, in the total principal amount of U.S.$50 million and cost of 93.80% of the CDI after hedging (fully disbursed on September 13, 2013); (2) a new Facility Agreement dated October 14, 2014, between Cisco Capital, as lender, and TIM Celular (now TIM S.A.), as borrower, in the total principal amount of U.S.$50 million and cost of 91.90% of the CDI after hedging (fully disbursed on November 5, 2014); and (3) a new Facility Agreement dated October 27, 2015, between Cisco Capital, as lender and TIM Celular (now TIM S.A.), as borrower in the total principal amount of U.S.$50 million and cost of 84.50% of the CDI after hedging (fully disbursed on December 15, 2015). The agreements expire after 5 years and no guarantees were issued. As of December 31, 2019, the total outstanding debt, converted from U.S. dollars and including allowed interest, of TIM S.A. was R$40 million;and we confirm that the tranches (1) and (2)matured in September 2018 and November 2019,respectively.

·

Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit as lender, KfW IPEX as facility agent, TIM Celular (which has been merged into TIM S.A. in connection with the Reorganization), as borrower and TIM Participações as guarantor, in the principal amount of U.S.$150 million. The new Loan Agreement is divided in three tranches of up to U.S.$50 million to be disbursed in 2016, 2017 and 2018. On April 20, 2016, the first tranche of U.S.$45 million was disbursed and it has an average cost of 79% of the CDI after hedging. The second tranche of U.S.$48 million was disbursed on April 20, 2017 and it has an average cost of 81.5% after hedging and the third tranche of U.S.$40 million was disbursed on September 17, 2018 and it has an average cost of 92.59% after hedging. On August 24, 2018, we requested the partial cancellation of U.S.$5.1 million (or U.S.$11.1 million if considered the regular reductions of total amount thereunder). As of December 31, 2019, the total outstanding amount under this credit agreement, converted from U.S. dollars and including accrued interest, was R$330 million and there will be no more disbursements. The agreements mature on January 2, 2024, December 31, 2024 and December 30, 2025, respectively.

·

Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A. (Instrumento Particular de Escritura de Emissão de Debêntures Simples, da Espécie Quirografária com Garantia Adicional Fidejussória, não Conversíveis em Ações, em Série Única, para Distribuição Pública com Esforços Restritos da Primeira Emissão da Tim S.A.), dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações, as guarantor. The total amount of the issuance was R$1,000,000,000 through the issuance of 100,000 debentures each with a nominal value of R$10,000 on the issuance date and in a single series. The debentures are non-convertible and unsubordinated with an additional personal guarantee. For all legal purposes, the issuance date is January 15, 2019 and the term of the debentures is of 18 months as from the issuance date, or July 15, 2020.

·

Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, in the principal amount of R$390 million for exclusive use in the acquisition of new machines, equipment, industrial systems, components and automation and computing goods of national manufacture, accredited by the Computerized Supplier Accreditation (Credenciamento de Fornecedor Informatizado), or CFI, of the BNDES system. The new agreement replaces one of the sub-credits (Credit Line B) of the existing 2018 BNDES Facility with better interest rate and tenor conditions: a fixed interest rate up to 1.44% plus the TLP and tenor up to 16 years. There were no additional costs to sign this loan and there were no disbursements in 2019.

·

Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A. as lender and TIM S.A., as borrower, in the principal amount of R$752.5 million, secured by a bank guarantee and receivables. The agreement has a total term of eight years, with three years of grace period and five years of amortization period, with the use of proceeds for our capital expenditures plan for the next three years (2020-2022) in the northeastern region of Brazil pursuant to certain standard FINAME requirements, as described in the agreement. The credit line is divided in two tranches: (i) a R$325 million tranche at IPCA plus 1.44% per year or IPCA plus 1.22%, considering a 15% compliance bonus; and (ii) a R$427 million tranche at IPCA plus 1.76% per year or IPCA plus 1.48%, considering a 15% compliance bonus. Disbursement in tranches is anticipated to occur in 2020, 2021 and 2022.

·

Credit Agreement, dated January 31, 2020, between The Bank of Nova Scotia, TIM S.A. as borrower and TIM Participações as guarantor, in the principal amount of U.S.$87.5 million and a term of 1.5 years, bearing a cost of 108.70% of the CDI after hedging. The Credit Agreement provides for the issuance of a promissory note by TIM S.A. in an amount in reais equivalent to U.S.$87.5 million and, in connection with the required hedging, the execution of a Swap Agreement, dated as of January 31, 2020, between Scotiabank Brasil S.A. Banco Múltiplo, as lender, and TIM S.A., as borrower, and TIM Participações S.A., as guarantor. Disbursement of the entire principal amount occurred on February 18, 2020.

·

Loan Agreement, dated February 7, 2020, between Bank of America Merrill Lynch and TIM S.A. as borrower, in the principal amount of €89.5 million and a term of 1.5 years, bearing a cost of 108.05% of the CDI after hedging. The Loan Agreement provides for the issuance of a promissory note by TIM S.A. in an amount in reais equivalent to €89.5 million and, in connection with the required hedging, the execution of a Swap Agreement, dated as of January 31, 2020 (with an effective date of February 18, 2020), between Bank of America Merrill Lynch Banco Múltiplo S.A., as lender, and TIM S.A., as borrower. Disbursement of the entire principal amount occurred on February 18, 2020.

·

Credit Agreement, dated as of April 7, 2020, between The Bank of Nova Scotia, as lender and TIM S.A., as borrower, in the principal amount of R$574 million denominated in U.S. dollars and a term of one year, bearing a cost of 155.0% of the CDI after hedging. Disbursement occurred on April 22, 2020.

See Note 19 in our consolidated financial statements for a further description of such financing agreements.

The following financial contracts were disclosed in our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019, all of which have since matured and been repaid or have been prepaid by the Company:

·

Loan Agreement, dated as of April 15, 2014, between KfW IPEX as lender, TIM Celular (which has been merged into TIM S.A. in connection with the Reorganization), as borrower and TIM Participações as guarantor, in the principal amount of U.S.$100 million. The total outstanding amount as of December 31, 2019 converted from U.S. dollars was R$403 million, including accrued interest. The agreement bore an average cost of 102.50% of the CDI after hedging. No guarantees were issued under this loan. The agreement matured on April 15, 2019.

·

Credit Agreement, dated as of May 2, 2018, between BNDES as lender and TIM Celular (now TIM S.A.) as borrower, and TIM Participações as guarantor, or the 2018 BNDES Facility, in the principal amount of R$1,500 million. The agreement involves three credit lines with equal conditions of interest rates and tenors: (1) Credit Line A, in an amount of R$1,090 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor; (2) Credit Line B, in an amount of R$390 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor; and (3) Credit Line C, in an amount of R$20 million, with a fixed interest rate of 1.95% plus the TJLP and eight years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement and there were no disbursements on 2018 or 2019. In March 2019, Credit Line B was canceled and replaced by FINAME DIRETO (as defined above). The 2018 BNDES Facility was prepaid and terminated in December 2019.

·

Credit Agreement, dated as of December 23, 2013, between BNDES, as lender and TIM Celular (which has been merged into TIM S.A. in connection with the Reorganization), as borrower, and TIM Participações as guarantor, in the principal amount of R$5,700 million. The agreement, involves six credit lines, each of which has different conditions, interest rates and tenors: (1) Credit Line A, in an amount of R$2,401 million, a fixed interest rate of 2.52% plus the TJLP and eight years tenor; (2) Credit Line B, in an amount of R$600.4 million, a fixed interest rate of 2.52% plus the SELIC and eight years tenor; (3) Credit Line C, in an amount of R$2,036 million, a fixed interest rate of 2.52% plus the SELIC and eight years tenor; (4) Credit Line D, in an amount of R$428 million, a fixed interest rate of 3.50% and seven years tenor; (5) Credit Line E, in an amount of R$189 million, a fixed interest rate of 1.42% plus the TJLP and eight years tenor; and (6) Credit Line F, in an amount of R$45 million, an interest rate of TJLP and eight years tenor. Each credit line is to be used for specific purposes as set forth in the Credit Agreement. Due to the interest rate dynamics in Brazil and strong cash flow, the Company prepaid R$800 million of this loan in December 2017 and a total of R$2.2 billion in 2018; these prepayments reduced our monthly installment payments under the Credit Agreement but the maturity date remains the same (2022). Because of that, the total outstanding amount under this credit agreement, including accrued interest, was R$633 million as of December 31, 2019. However this remaining amount was prepaid in February 2020.

·

Credit Agreement, dated as of November 19, 2008, amended on December 12, 2008, June 29, 2010, and December 10, 2012, among BNDES, as lender and TIM Celular (now TIM S.A.) and Intelig (each now known as or merged into TIM S.A.), as borrowers, and TIM Participações as guarantor, in the principal amount of R$3,674 million (a R$2,164 million increase in the credit limit was effected by way of amendment on December 10, 2012). The agreement bore interest at either (1) a fixed rate of 3.32% plus the TJLP; (2) TJLP or (3) fixed interest rate of 2.5% per annum. As of December 31, 2019, the was no outstanding debt of TIM S.A. under this credit agreement, as it matured on December 15, 2019.

Funds From Subsidiaries

There are no material restrictions on the ability of our subsidiaries to transfer funds to the Company in the form of cash dividends, loans or advances.

Uses of Funds

Our principal uses of funds during the three-year period ended December 31, 2019, were capital expenditures, payment of dividends to our shareholders and loan repayments.

Material Capital Expenditures

Our capital expenditures in 2019, 2018 and 2017 related primarily to: (i) developing our fiber optic network, (ii) deployment and expansion of the capacity of our 3G and 4G networks, (iii) expanding network capacity, geographic coverage and digitalization, (iv) maintenance of our networks and IT systems, (v) purchases of equipment relating to our migration to PCS operations, and (vi) developing new operational and information technology systems.

The following table contains a breakdown of our investments in fixed assets for the years ended December 31, 2019, 2018 and 2017:

Capital Expenditures Categories

	Year ended December 31,
	2019	2018	2017
	(in millions of reais)
Network	2,823.7	2,732.3	2,904.6
Information technology	775.0	720.6	717.8
Licenses	(82.1)	98.9	69.1
Other	336.4	279.3	456.4
Total capital expenditures	3,853.0	3,831.1	4,147.9

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

The following table contains a breakdown of the dividends and interest on shareholders’ equity actually paid (net of income taxes) by us to our shareholders during the years ended December 31, 2019, 2018 and 2017:

Dividend Distribution

	Year ended December 31,
	2019	2018	2017
	(in millions of reais)
Dividends	—	—	103.3
Interest on shareholders’ equity (net of withholding tax)	846.1	724.2	161.7
Total distributions	846.1	724.2	265.1

On April 7, 2020, our shareholders voted to approve the distribution of R$846.1 million as interest on shareholders’ equity in accordance to the minimum required by Brazilian Law, with respect to our 2019 results. The amounts indicated in the table above for 2018 and 2017 were approved at the annual general meeting in 2019 and 2018, respectively. The amount of withholding taxes was R$149.3 million. The amounts paid were R$313.6 million in 2019 and R$532.5 million in 2020.

Funding and Treasury Policies

The Company maintains a general policy of continually monitoring its financial position and treasury activities in order to ensure solid fiscal control. As a result of our (1) solid cash position and (2) increase of 0.06 (or 0.69 considering the impact of IFRS 16) in our Net Debt to EBITDA ratio (for additional detail, see “—Leverage” below), we foresee specific funding transactions to bridge working capital needs in the first quarter of 2020, especially in the context of increased volatility and overall market declines due to the ongoing COVID-19 pandemic. In accordance with our funding and treasury policy, we will continue to monitor new financing opportunities with a particular focus on soft loans, or loans with a below-market interest rate, and long-term facilities.

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

The following table sets forth our financial leverage index for the reported periods:

	2019 (with IFRS 16)	2019	2018	2017
	(in millions of reais)
Total borrowing and derivatives (Notes 19 and 36)	1,987	1,987	1,593	4,643
Leasing – Liabilities (Note 15)	7,781	1,585	1,940	1,887
Leasing – Assets (Note 15)	(156)	(156)	(208)	(205)
Less: Cash and cash equivalents (Note 4)	(2,285)	(2,285)	(1,076)	(2,961)
FIC (Investment Fund in Units) (Note 5)	(654)	(654)	(785)	(766)
Net debt	6,672	476	1,465	2,598
EBITDA	9,645	8,328	6,372	5,947
Financial leverage index	0.69	0.06	0.23	0.44

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

Patents and Licenses

We hold no material intellectual property assets. Telecom Italia owns the rights to the “TIM” trade name, which is currently licensed to us.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Any modification or termination of our ability to use the “TIM” trade name may adversely affect our business and operating results”.

D.       Trend Information

Customer Base and Market Share

In the year ended December 31, 2019, our subscriber base decreased 2.6% to 54.4 million customers, which represented a market share of 24%, compared to 55.9 million customers and 24.4% of market share in 2018. This overall subscriber base reduction was a result of a significant decrease in the number of prepaid customers in the Brazilian mobile telecommunications market, generally, as most of our disconnections were of prepaid plans, and which were not offset by solid performance in our postpaid customer base. Prepaid plan users concentrate the lower-middle socioeconomic classes of Brazil, as defined by the IBGE. These users are particularly affected by macroeconomic pressures in Brazil, accelerating the number of users consolidating multiple SIM cards to a single one, the high penetration of mobile service and the rapid substitution of voice for data usage, resulting in a decrease in the “community effect.”

With respect to the composition of our customer base, the postpaid segment accounted for 39.4% of our total subscriber base in the year ended December 31, 2019, compared to 36.2% from a year ago, due to (i) customers’ migration from prepaid to postpaid (mainly via our Control plans), (ii) number portability (migration from one to another operator) and (iii) the stabilization of the churn rate. The prepaid segment represents 60.6% of our customer base at the end of 2019, compared to 63.8% in 2018, due to the disconnection of 2.7 million lines in the year, and which reflected the simultaneously high volumes of activations and cancellations.

Although no assurances can be given as to the size of our subscriber base and market share in the future, we intend to focus on maintaining and improving our strong position in the mobile and fixed telecommunications market in Brazil. Our strategies for doing so are outlined in more detail in “Item 4. Information on the Company——B. Business Overview—Our Strategy.”

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

Recently, public and private sector policies and initiatives to reduce the transmission of COVID-19, such as the imposition of travel restrictions, the promotion of social distancing and the adoption of work-from-home and online learning by companies and institutions, together with the adverse impact on our prepaid customers from the pandemic, could impact our operations and the amount and ways our customers use our networks and other products and services. In addition, COVID-19 may affect the ability of our suppliers and vendors to provide products and services to us, such as new mobile devices or SIM cards or the ability to service our network. Some of these factors could increase the demand for our products and services, while others could decrease demand or make it more difficult for us to serve our customers, such as closing certain of our retail locations. Due to the speed with which the situation is developing, we are not able at this time to estimate the impact of COVID-19 on our financial or operational results, but the impact could be material.

Monthly Average Revenue Per User (ARPU)

TIM’s monthly ARPU was R$23.7 in the year ended December 31, 2019, an increase of 5.6% when compared to a monthly ARPU of R$22.4 for the year ended December 31, 2018, largely due to the improvement in the composition of our customer base with more postpaid and also by the individual growth of each segment.

Competitive Environment

Brazil’s mobile telecommunications market is in a mature stage and is subject to a competitive landscape that is almost unique in the world. This market has grown at a faster pace compared to other sectors of the economy. Brazil is one of the few markets with four nationwide competitors, each with a market share between 16% and 33%, which TIM believes, acts as the driver of growth and for the development of differentiated and quality services at fair and competitive prices.

In 2019, amid this competitive landscape, our subscriber acquisition costs, or SAC, (which are comprised of a subsidy, commissions and total advertising expenses) amounted to approximately R$51.70 per gross add for the year ended December 31, 2019, compared to approximately R$46.40 per gross add in the year ended December 31, 2018. The increase of 5.1% year over year is primarily due to higher commissioning expenses (postpaid users reflected an increased proportion of our gross additions) and to the increase in loyalty offers (discounted device offers). Despite the increase in SAC, the SAC to ARPU ratio, which indicates the return per client, remained at a healthy level of 2.2 months in 2019.

In addition to competition from other traditional mobile telecommunications service providers, the level of competition from landline service providers has increased, and it is possible it will continue to increase due to an aggressive attempt to attract subscribers away from mobile service based on price and package offers that bundle multiple applications such as voice services (mobile and fixed), broadband and other services. Technological changes in the telecommunications field, such as the rapid development of 4G (LTE) and its derivations (Advanced LTE and others) after the consolidation of 3G in recent years, the increasing use of number portability and in the next few years, the development of the fifth generation are expected to introduce additional sources of competition. It is also expected that Anatel will auction licenses by the end of 2020, or possibly by 2021, in order to provide mobile telecommunications services over additional bandwidth frequencies to accommodate these emerging technologies.

E.       Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2019.

F.       Tabular Disclosure of Contractual Obligations

The following table shows our contractual obligations and commercial commitments as of December 31, 2019:

Payments due by Period (in millions of reais)

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Total borrowings (post-hedge)(1)	1,987	1,368	497	100	22
Leases – IFRS 16(2)	6,196	828	1,457	1,281	2,631
Leasing (previous IAS 17 finance leases)	1,428	42	84	109	1,195
Total(3)	9,611	2,238	2,037	1,489	3,848

(1)  Considering the balances related to derivative financial instruments as of December 31, 2019.

(2)  Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.

(3)  Other than as set forth herein (see, for example, Item 4. Information on the Company—B. Business Overview—Our Business), we have no capital lease obligations, unconditional purchase obligations, or other long-term liabilities reflected on our balance sheet of our primary financial statements. Interest is not included in long-term debt since it is subject to variable interest.

Contingent Pension Liabilities

Until December 1999, we participated in a multi-employer defined benefit plan, or the Telebrás Pension Plan, that covered the employees of the Telebrás System who retired before the breakup of Telebrás in May 1998 as well as those who continued working for the operating companies after May 1998. We are contingently liable, jointly and severally, with the other New Holding Companies, for the unfunded obligations of the Telebrás Pension Plan with respect to all such employees who retired before January 30, 2000. In December 1999, we changed to a defined benefit plan, or the PBS Plan, that covers only those former employees of Telebrás who continued to be employed by us after December 1999.

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

Under this new plan, the sponsor’s regular contribution will correspond to 100% of a participant’s basic contribution, and TIMPREV’s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them:

·        Normal retirement pension;

·        Early retirement pension;

·        Disability pension;

·        Deferred proportional benefit; and

·        Death benefit.

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

In accordance with the rules established by NPC-26 (IAS 19 – Employee Benefits) issued by the Institute of Independent Auditors of Brazil – IBRACON, and approved by CVM Resolution No. 371, the plans having a surplus are not recorded by the Company, as it is impossible to recover these amounts. Furthermore, the amounts of contributions will not be reduced for future sponsors.

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

In 2019, contributions to pension plans and other post-employment benefits amounted to R$59.7 million (R$57.9 million in 2018).

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

Directors’ duties and responsibilities are determined by Brazilian law, our By-laws (Estatuto Social) and our Disclosure and Corporate Governance Policy (Política de Divulgação/Negociação e Diferenças de Governança Corporativa da NYSE), as determined by CVM Instruction 358/2002. All decisions taken by our Board of Directors are recorded in the board’s minute books. The Board of Directors holds regular meetings once every quarter of the fiscal year and also holds special meetings whenever called by the chairman, by two directors or by the Chief Executive Officer. The chairman of the Board of Directors may also invite, at his discretion, any of our key employees to the Board of Directors’ meetings, in order to discuss any relevant corporate matter. The Board of Directors has two special advisory committees: the Compensation Committee (Comitê de Remuneração) and the Control and Risks Committee (Comitê de Controle e Riscos), both composed only of members of the Board of Directors. The Statutory Audit Committee also reports to the Board of Directors and is composed of independent members of the Board of Directors.

Members of our Board of Directors are required to comply with, and have agreed to comply with, our Disclosure and Corporate Governance Policy, our Code of Ethics and certain other Brazilian law regulations including the “Regulamento de Listagem do Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão.”

The following are the current members of the Board of Directors and their respective titles, whose terms of office will be valid until the annual shareholders’ meeting to be held in 2021:

Name	Title	Date of Birth	Date Appointed
Nicandro Durante	Chairman	September 13, 1956	March 28, 2019
Carlo Nardello	Director	May 9, 1964	March 28, 2019
Pietro Labriola	Director	October 1, 1967	March 28, 2019
Herculano Aníbal Alves	Director	February 27, 1953	March 28, 2019
Elisabetta Romano	Director	April 1, 1963	March 28, 2019
Gesner José de Oliveira Filho	Director	May 17, 1956	March 28, 2019
Agostino Nuzzolo	Director	April 12, 1968	March 28, 2019
Flavia Maria Bittencourt	Director	January 1, 1970	July 30, 2019
Sabrina Di Bartolomeo	Director	October 16, 1971	February 11, 2020
Carlo Filangieri	Director	December 19, 1967	February 11, 2020

On July 30, 2019, Mr. Alberto Whitaker presented his resignation as a member of the Board of Directors and Audit Committee Coordinator. Due to this resignation, the Board of Directors resolved, on the same date, to appoint Mrs. Flavia Maria Bittencourt as a member of the Board of Directors, which was further approved (ad referendum) at the annual and extraordinary shareholders’ meeting held on April 7, 2020.

On December 3, 2019, the Board of Directors acknowledged the resignation presented by Mr. Piergiorgio Peluso on November 28, 2019, effective immediately, as a member of the Board of Directors and the Control and Risks Committee.

On January 16, 2020, Mr. Raimondo Zizza presented his resignation as a member of the Board of Directors and Control and Risks Committee, effective as of February 1, 2020.

Due to the resignations of Mr. Piergiorgio Peluso and Mr. Raimondo Zizza, the Board of Directors resolved, on February 11, 2020, to appoint Mrs. Sabrina Di Bartolomeo and Mr. Carlo Filangieri as members of the Board of Directors, which was further approved (ad referendum) at the annual and extraordinary shareholders’ meeting held on April 7, 2020.

Mrs. Flavia Maria Bittencourt, Mr. Herculano Alves, Mr. Gesner Filho and Mr. Nicandro Durante are qualified as independent directors according to Brazilian independence standards. They are scheduled to be re-elected or replaced at the annual shareholders’ meeting to be held in 2021.

Set forth below are brief biographical descriptions of the members of our Board of Directors:

Nicandro Durante. Mr. Durante is a Brazilian and Italian citizen, born in September 1956, with a bachelor’s degree in Business Administration issued by Pontifical Catholic University (Pontifícia Universidade Católica), Brazil. With almost forty years of experience in the tobacco industry, since 2011 Mr. Durante has served as Chief Executive Officer at British American Tobacco, where he has held several top management positions during the past decades, including Corporate Chief Financial Officer, Regional Director, Executive Director, Chief Operating Officer. Mr. Durante is non-executive Director and Senior Independent Director at Reckitt Benckiser, a leading company in the health and care industry, and Chairman of TIM Participações’ Board of Directors and of the Compensation Committee.

Carlo Nardello. Mr. Nardello is an Italian citizen, born in Rome, Italy, with a University Degree in Economics issued in 1988 by LUISS (Libera Università Internazionale degli Studi Sociali). Mr. Nardello has over 20 years of experience in the industry of broadcasting and communications. From November 2016 through 2018, he was co-founder and CEO of CscVision, a consulting firm in media and marketing, as well as, starting from May 2017, Chief of Staff of the Special Commissioners of Alitalia (Italy’s national airline). From May 2000 through November 2016 he held various offices at RAI Group (Rai − Radiotelevisione Italiana S.p.A., Italy’s public television and media company). Before that, he worked at Lego Company, The Walt Disney Company and Johnson and Johnson. Mr. Nardello is currently a Professor of Digital Marketing at La Sapienza University in Rome, Professor of Media Economics at LUMSA University in Rome, and he was also Professor of Marketing at UNISOB in Naples. He is the author of books on television marketing and in the digital market. He has been serving as Chief Strategy, Customer Experience and Transformation Office at Telecom Italia S.p.A (the Italian TLC incumbent) since January 2019. He has been Chairman of the Board of TIM Vision S.r.L. since March 2019, Chairman of the Board of TIM Ventures S.r.L. and a board member of Inwit S.P.A. since May 2019. He has been a board member of TIM Participações S.A. since March 2019 and a board member of its Compensation Committee since April 2019, and Chairman of the Board of TIM S.A. since October 2019.

Pietro Labriola. Mr. Labriola is an Italian citizen, of Altamura, Bari, Italy, with a degree in Administration from Universidade de Studi of Bari, Italy, in 1991, and a master’s degree in Innovation and Technology Management from ASMIT Advanced School of Bari, Italy, in 1993. With over 25 years of experience in the telecommunications sector, Mr. Labriola assumed the position of Chief Operating Officer at TIM Participações between December 2015 and August 2018; the position of Chief Operating Officer of TIM Celular S.A. between April 2016 and August 2018; the position of Chief Operating Officer of TIM S.A. between May 2016 and August 2018; the position of Chief Executive Officer of TIM S.A. between February 2017 and May 2018. Prior to this, he held the following positions in the Telecom Italia group: Chief Transformation Officer from 2013 through 2015, Executive Vice President Business Market from 2009 through 2012, Executive Vice President Fixed Line Services from 2007 through 2008, Executive Vice President Marketing from 2001 through 2006. From 1996 through 2001, Mr. Labriola held positions as Marketing Director and Business Director at Infostrada Serviços de Comunicações Fixas. Mr. Labriola took office as Chief Executive Officer of TIM Participações on April 3, 2019; as Chairman of the Board of TIM Participações on April 1, 2019; as Chairman of the Board of TIM Brasil Serv. e Part. S.A. on July 2, 2019; as Chief Executive Officer of TIM S.A. on May 15, 2019; and as member of the Board of TIM S.A. on October 29, 2019.

Herculano Aníbal Alves. Mr. Alves has developed his professional career in the financial market and has acted as an executive in companies of the Bradesco Group, ABN AMRO Bank, Unibanco and Banco Bozzano Simonsen. He is currently a member of the Fiscal Councils of Cielo, Grendene, and of the Board of Directors and of the Financial and Risks Committee of Marfrig. He is also a Board member of TIM Participações S.A. and of its advisory committees, namely, the Statutory Audit Committee(as Financial Expert) and the Control and Risks Committee. He holds a bachelor’s degree in Economics from PUCSP and a master’s degree from the School of Business Administration of São Paulo at Fundação Getulio Vargas (EAESP/FGV), with an extension course at Kellogg. His academic training also includes executive education in Risk, Compliance and Governance by the Risk University of KPMG.

Elisabetta Romano. Ms. Romano is an Italian citizen, born in Milan, Italy, with a Master in Computer Science issued by the University of Salerno – Fisciano (Italy) in 1987. She has over 30 years of experience in the industry of telecommunications, information technology and media, in the United States and Europe. Before being appointed, on July 1, 2018, Chief Technology Officer, at Telecom Italia S.p.A., Ms. Romano developed her career at Ericsson Group, where she worked from 1998 through 2018, holding various top management positions. She was honored as one of the 2017 Top 50 Women in Technology by the National Diversity Council. She is currently Chief Innovation & Partnership Office at Telecom Italia S.p.A.. She has been a board member of TIM Ventures S.r.L. since May 2019 and a board member of INWIT S.P.A. since March 2020. She has been a board member of TIM Participações S.A. since March 2019.

Gesner José de Oliveira Filho. Mr. Oliveira is a partner of GO Associados and Professor of Economics at Getulio Vargas Foundation. He has been certified as an independent board member by IBGC (Brazilian Institute of Corporate Governance). His expertise includes public and private entities. At present, he is a member of TIM Participações S.A.’s Board of Directors and of its advisory committees, namely, the Statutory Audit Committee, as its Coordinator, and of the Control and Risks Committee. He is also a member of the Board of Directors of Braskem, Iguá Saneamento S.A. and Estre Ambiental, as well as a member of the Self-Regulation Council of FEBRABAN. His past experience in Boards included being a member of the Board of Usiminas, Sabesp, CESP, Nossa Caixa and Varig. In addition, Mr. Gesner is a member of the Board of Administration of Iguá Sustainability Institute, and CIEE, nonprofitable institutions. His previous positions include being the CEO of Sabesp – Companhia de Saneamento Básico do Estado de São Paulo (2007-11), one of the largest water companies in the world; President of CADE, the federal antitrust authority (1996-2000); Deputy Secretary for Economic Policy (1993-95) and Secretary for Economic Monitoring (1995), both at the Ministry of Finance. He received his PhD in Economics from the University of California (Berkeley), his Master’s degree from the University of Campinas and Bachelor’s degree from the University of São Paulo. He has worked as a private consultant since the 1990s and published several books and articles in national and international journals. His work has focused on competition policy, macroeconomics and infrastructure which are related with his experience at CADE, Ministry of Finance and Sabesp, respectively.

Agostino Nuzzolo. Mr. Nuzzolo is an Italian citizen, born in Caserta, Italy, with degrees in Law, Economics and in Sciences of Economic and Financial Security. From 1986 to 2006, Mr. Nuzzolo served at Guardia di Finanza. From 2006 to 2016, Mr. Nuzzolo served as Group General Counsel, as Head of Fiscal Affairs, as Director of Fiscal and Legal Affairs and Compliance at Italcementi Group. From 2016 to January 2017, Mr. Nuzzolo served as General Counsel, as Chief Operating Officer and as Secretary of the Board of Directors at Italmobiliare S.P.A. Mr. Nuzzolo is currently a Professor of Tax Law at University ROMA TRE in Rome and he is the author of several books and academic articles of taxation and fiscal governance. He has been serving as General Counsel and as Head of Legal and Tax at Telecom Italia S.P.A. (the Italian incumbent) since January 2017 and has been serving as Secretary of the Board of Directors at Telecom Italia S.P.A. since May 2017. He also served as Interim Director of Human Resources and Organizational Development at Telecom Italia S.p.A. from December 2017 to March 2018. He has been a board member of Telecom Italia Sparkle S.P.A. and a board member of Flash Fiber S.r.L. since March 2019, and a board member of Inwit S.P.A., since April 2017. He has been a board member of TIM Participações S.A. and of its advisory committees, namely, the Compensation Committee and the Control and Risks Committee since April 2018.

Flavia Maria Bittencourt. Mrs. Bittencourt holds a B.S. degree in Chemical Engineering from UFRJ, an Executive MBA from Fundação Dom Cabral and other certificates from London Business School and INSEAD. Mrs. Bittencourt has a vast professional experience in different roles and industries, such as 8 years in Banking, 10 years in Telecom, and 3 years in Private Equity. Starting in 2013, she was the CEO for Sephora Latin America, and, since May 2019, she is the CEO of Adidas Brazil. Until 2019, she was an independent board member of Marisa Lojas S.A. Mrs. Bittencourt has been an independent member of TIM Participações S.A.’s Board of Directors and Statutory Audit Committee since July 2019.

Sabrina Di Bartolomeo. Ms. Di Bartolomeo is an Italian citizen, born in Turin, Italy, holding a Master of Science in Economics issued by University of Turin. Ms. Di Bartolomeo began her career as Auditor at Arthur Andersen in 1996, mainly focusing on large clients in the telecommunications and automotive fields, then specializing in global capital markets, supporting the Chicago team in providing services to Italian companies listed in U.S. stock exchanges. From 2002 to 2006, she held leadership roles in the Fiat Group until becoming CAO of the Fiat Powertrain Technologies Group. She was Group Finance Director at Wind Telecom Group between 2006 and 2012, and CFO and Executive Director of Sigma Tau Group (pharmaceutics) between 2012 and 2015, holding also several Executive Director positions in both groups. Subsequently, she was a Partner of a Private Equity Fund, then a Salaried Partner at PwC in the field of Business Restructuring and Turnaround Management, supporting large groups in a state of crisis in the preparation of the industrial and financial restructuring plans and in Distressed M&A. In 2019, she joined Telecom Italia S.p.A. (the Italian TLC incumbent), where she is currently VP of Group Planning & Control. She has been a board member of INWIT S.P.A. since March 2020. She has been a board member of TIM Brasil Serv. e Part. S.A.’s since January 2020, a board member of TIM Participações S.A. and its Control and Risks Committee, a board member of TIM S.A. since February 2020.

Carlo Filangieri. Mr. Filangieri, Italian citizen, born in Rome, Italy, with a degree in Electronic Engineering issued in 1992 by University of Rome – La Sapienza. Mr. Filangieri has over 25 years of experience in information technology and telecommunications as well in customer service and operations. He has managed large critical projects and organizations specializing in mobile and fixed network, information technology, cloud computing, customer service and network sharing. He is author of several articles on information and communications technology, and a member of “Il Quadrato della Radio” (a leading association of prominent individuals in the field of telecommunications in Italy). Active in the Telecom Italia Group since 1993, he was Chief Technical Officer of TIM Brasil between 2012 and 2014, focusing efforts on improving network quality and developing projects related to the 4G and the fiber service “TIM LIVE.”  In 2015, he was responsible at Telecom Italia S.P.A. (the Italian TLC Incumbent) for the project regarding the synergy and integration between networks and information technology. From March 2016 to October 2019, he was Director of Open Access, a department focused on planning, developing and managing the access network of Telecom Italia S.p.A.. He is currently Deputy Chief Operation Officer at Telecom Italia S.p.A.. He has been CEO of CD FIBER S.r.L. since June 2016 and since July 2016 board member of Flash Fiber, the joint venture between TIM and Fastweb for FTTH development. He has been a board member of TIM Participações S.A. and of its Control and Risks Committee since February 2020.

Board of Statutory Officers

Pursuant to our By-laws, our Board of Statutory Officers (the members of which we also refer to as our Statutory Officers) is comprised of at least three and no more than twelve members, who may or may not be shareholders. The title of the members of our Board of Statutory Officers shall be as follows: (1) Chief Executive Officer (Diretor Presidente), (2) Chief Financial Officer (Diretor Financeiro), (3) Investor Relations Officer (Diretor de Relações com Investidores), (4) Business Support Officer, (5) Regulatory and Institutional Affairs Officer, (6) Legal Officer (Diretor Jurídico), (7) Chief Technology Information Officer; and (8) Chief Revenue Officer. Each member of our Board of Statutory Officers, who serve two-year terms of office (with re-election permitted) may be elected or dismissed by our Board of Directors at any time and with no cause.

The following are the current members of the Board of Statutory Officers and their respective titles, whose terms of office will remain valid until the first meeting of the Board of Directors to be held after the 2022 annual shareholders’ meeting:

Name	Title	Date of Birth	Date Appointed
Pietro Labriola	Chief Executive Officer (Diretor Presidente)	October 1, 1967	April 14, 2020
Adrian Calaza	Chief Financial Officer and Investor Relations Officer (Diretor Financeiro and Diretor de Relações com Investidores)	March 8, 1967	April 14, 2020
Bruno Mutzenbecher Gentil	Business Support Officer	January 20, 1969	April 14, 2020
Alberto Mario Griselli	Chief Revenue Officer	April 24, 1969	April 14, 2020
Mario Girasole	Regulatory and Institutional Affairs Officer	June 8, 1968	April 14, 2020
Jaques Horn	Legal Officer (Diretor Juridico)	March 15, 1964	April 14, 2020
Leonardo de Carvalho Capdeville	Chief Technology Information Officer	September 4, 1969	April 14, 2020

Brief biographical descriptions of our statutory officers are set forth below.

Pietro Labriola. See “—Board of Directors.”

Adrian Calaza. Mr. Calaza is an Argentine citizen, graduated in business administration from the University of Belgrano and holds an MBA in Management and Business Administration from the University of CEMA. With extensive experience in the telecommunications industry, Mr. Calaza was elected Chief Financial Officer in TIM Participações SA in September 2016. Before that, he held the position of Chief Financial Officer in Telecom Argentina from 2009 to 2016, where he also was Corporate Administrative Services Manager from 2007 to 2009. Previously, Mr. Calaza held various executive roles, including Capital Expenditures and Control Manager at TIM Participações S.A. from 2006 to 2007, Chief Financial Officer at Telecom América Latina S.A. from 2004 to 2005 and Chief Financial Officer in Entel S.A. from 2000 to 2004. Mr. Calaza joined the Telecom Italia Group in January, 1999, where he held various positions, including Chief Financial Officer of Entel S.A., in Bolivia, a subsidiary of the Telecom Italia Group and Corporate Chief Financial Officer of Telecom América Latina S.A. in Brazil.

Bruno Mutzenbecher Gentil. Mr. Gentil holds a degree in Business Administration and has been the Business Supply Officer (former Purchasing & Supply Chain Officer) at TIM Participações since February 2018. From 2016 to 2017, Mr. Gentil served as Executive Vice President of Corporate Resources at Telefônica Brasil S.A., where he also held the position of Executive Vice President of Strategy and Consolidation between 2015 and 2016. Previously, from 2013 to 2015, Mr. Gentil served as Executive Vice-President of Finance at GVT - Global Village Telecom S.A., where he also held the position Vice President of Controller in the period from 2006 to 2013.

Alberto Mario Griselli. Mr. Griselli holds a degree in Electronic Engineering from La Sapienza University in Rome and an FMBA from Columbia University. With more than 20-year experience in the telecom sector, he held relevant positions such as Vice President for LatAm at TIMwe, a global provider of mobile engagement solutions for telecommunication operators, and Managing Director for Brazil at Value Partners, a management consulting firm. Across his professional career, Mr. Griselli worked in several topics material to companies’ performance, with projects ranging from strategic planning to customer segmentation, value proposition definition, offer design, pricing and promotions, go-to-market approach and customer experience. Mr. Griselli took office as Chief Revenue Officer of TIM Participações S.A. and TIM S.A. on July 30, 2019.

Mario Girasole. Mr. Girasole has a Laurea Magistralis in Economics from University LUISS (Rome). He also has an LL.M. in International Business Law (London), post graduate MA in Competition Policy, in International Commerce and Modern Economic History, and executive education at London Business School (Finance), Harvard School of Government, Columbia Business School (Advanced Management Program) and INSEAD (International Directors Programme and Advanced Corporate Finance). He joined TIM in 1997, for the regulatory and pricing area, in Rome. From 2000 to 2003, he headed, in Brussels, the TIM Group relations with the institutions of the European Union, and was appointed to the position of Deputy-Chairman of the European Mobile Sector (GSM Europe). Starting from 2004, he was Head of Public and Regulatory Affairs at Telecom Italia America Latina and at TIM Brasil. During this period, he worked also as Director of Entel Bolivia and Alternate Director of TIM Participações. Mr. Girasole is the Regulatory and Institutional Affairs Officer of the Company since January 2009 and since 2012, he runs also the Press Relations and the Corporate Social Responsibility departments. He is also member of the Boards and Councils of national and international entities, including SindiTelebrasil, GSM Latin America, Italo-Brazilian Chamber of Commerce and the Brazilian Institute for Competition Studies (Instituto Brasileiro de Estudos da Concorrência), or IBRAC. Mr. Girasole was awarded as Knight (2014) and Officer (2018) of the Order of the Star of Italy by the President of the Italian Republic “for promoting friendly relations and co-operation with other countries and ties with Italy.” In Brazil, he was awarded the Peacemaker Medal and the Medal of the Army by the Ministry of Defense (2018).

Jaques Horn. Mr. Horn graduated in Law (LL.B.) at Candido Mendes University, and obtained specializations at Harvard and at the Academy of International and American Law. He has been Chief Legal Officer at TIM since July 2010 and Secretary of the Company’s Board of Directors since 2012. He worked at Tetra Pak from 2007 to 2010, as Legal Director, where he was responsible for the Central and South America and the Caribbean region. He also worked at Shell, from 1994 to 2007, as Legal Corporate Manager at the holding company and Legal Director at the subsidiary companies. Mr. Horn worked as Legal Counsel at Companhia Atlantic de Petróleo (ARCO Petroleum Co.) from 1990 to 1994, as a Lawyer at Franco, Bhering, Barbosa & Novaes Law Firm for one year, and as a Tax Senior Consultant at Arthur Andersen for almost four years.

Leonardo de Carvalho Capdeville. Mr. Capdeville holds a degree from Instituto Nacional de Telecomunicações – INATEL, in Electronic Engineering, specializing in Telecommunications. He also holds an MBA from Fundação Getúlio Vargas in Rio de Janeiro, Brazil. Mr. Capdeville also attended the International Program of Management Development at IEDE – Institute for Executive Development in Madrid, Spain and to the Disruptive Innovation Program by the Harvard Business School. Currently, he is Chief Technology Information Officer of the Company, elected on February 12, 2015, and Chief Technology Information Officer of TIM S.A. elected on February 3, 2017, and a member of the Trustee Council of the Telecommunications Research and Development Center (Centro de Pesquisa e Desenvolvimento de Telecomunicações), or CpQD. Prior to that, Mr. Capdeville was responsible for the Network, IT and Wholesale departments at the Company. From 1998 to 2014, Mr. Capdeville was a Network Director at Telefônica Brasil (under the brand name Vivo). Mr. Capdeville also worked at Promon Eletrônica Ltda., or Promon, from 1991 to 1995 and then from 1996 to 1998. While at Promon, he held the position of engineer responsible for implementing the mobile telephony in the State of Espírito Santo, Brazil, and performed other activities related to network projects. From February 1995 to October 1996, Mr. Capdeville worked at Gerenciamento e Assessoria de Serviços S/C Ltda., as coordinator of the implementation of the team and of the data communication area.

There are no family relationships among any of our directors and statutory officers, nor any arrangement or understanding with major shareholders, customers or suppliers pursuant to which any director or executive officer was selected

Statutory Audit Committee

The current composition of the Statutory Audit Committee consists of three members, elected by our controlling shareholder. None of the members were elected by the minority shareholders.

The following are the current members of our Statutory Audit Committee:

Name	Date of Birth	Date Appointed
Flavia Maria Bittencourt	January 1, 1970	July 30, 2019
Gesner José de Oliveira Filho	May 17, 1956	April 3, 2019
Herculano Aníbal Alves(*)	February 27, 1953	April 3, 2019

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

Fiscal Council

The current composition of the Fiscal Council consists of three members elected by our controlling shareholder. One of the members, Mr. Elias de Matos Brito, was elected by the minority shareholders.

The following are the current members of our Fiscal Council, whose terms of office will be valid until the annual shareholders’ meeting held in 2021:

Name	Date of Birth	Date Appointed
Walmir Kesseli	August 28, 1959	April 7, 2020
Elias de Matos Brito	July 28, 1965	April 7, 2020
Jarbas Tadeu Barsanti Ribeiro	March 18, 1951	April 7, 2020

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

Control and Risks Committee

The Control and Risks Committee was established by the Board of Directors on June 18, 2013, and tasked with the following responsibilities: (a) recommending internal control measures to be adopted by the Board of Directors establishing the specific authority of the Board of Statutory Officers and the limits of such specific authority, subject to the provisions of the By-laws, as well as deciding on the assignment of new functions to the Directors; (b)monitoring the Company’s compliance with our corporate governance policy and periodically updating the same; (c)without prejudice to the competence of the Board of Directors, recommending procedures for better supervision of the management of the Directors; (d) acknowledging the internal audit work plan reviewed by the Company’s Statutory Audit Committee in accordance with the Company’s By-laws; (e) approving the compliance department’s work plan and monitoring compliance with the same; (f) reviewing and evaluating periodic reports issued in accordance with the internal control and risk management system by the internal audit department and the compliance department and, in connection with the same, requesting that the internal audit department review specific operational areas or that the compliance department develop new procedures; (g) requesting information from the Board of Statutory Officers regarding specific processes or issues of the Company and / or its subsidiaries, whenever it deems appropriate; (h) supervising and monitoring issues related to the social responsibility of the Company, aiming at the sustainable development of the Company and / or its subsidiaries, and monitoring the Company’s compliance with the principles established in our Code of Ethics and Conduct; and (i) analyzing any other matters related to the internal control of the Company as are delegated by the Board of Directors.

The members of our Control and Risks Committee are appointed and dismissed by our Board of Directors. The Control and Risks Committee shall be composed of up to five members, of which two members should be independent, and all of whom shall be members of our Board of Directors.

The following are the current members of the Control and Risks committee:

Name	Date of Birth	Date Appointed
Herculano Aníbal Alves	February 27, 1953	April 3, 2019
Gesner José de Oliveira Filho	May 17, 1956	April 3, 2019
Agostino Nuzzolo	April 12, 1968	April 3, 2019
Carlo Filangieri	December 19, 1967	February 11, 2020
Sabrina Di Bartolomeo	October 16, 1971	February 11, 2020

B.       Compensation

At our annual shareholders’ meeting held on April 7, 2020, our shareholders voted on the aggregate amount of approximately R$37.9 million as compensation to our statutory officers, approximately R$1.9 million to our committees’ members, approximately R$0.5 million to our fiscal council’s members and approximately R$4.9 million as compensation to our Board of Directors during 2020. The statutory officers’ and directors’ compensation is composed of fixed remuneration, benefits, bonuses, short-term incentives and participation in long-term incentive plans. Accordingly, we did not set aside or accrue any amounts to provide pension, retirement or similar benefits to our officers and directors during 2020. The aggregate compensation to our statutory officers in the year ended December 31, 2019, including fixed remuneration, benefits, bonuses, short-term incentive and long term incentive plans, was approximately R$27,358,985 considering INSS (approximately R$25,745,736 without INSS).

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

For the year ended on December 31, 2019, each member of our Board of Directors received annual compensation an average of R$864,206 considering INSS (R$720,172 without INSS) and each member of our Fiscal Council received annual compensation of R$202,160 considering INSS (R$168,467 without INSS), paid pro rata according to each member’s time of service on such body.

C.       Board practices

See “—A. Directors and Senior Management” and “—B. Compensation.”

D.       Our Employees

On December 31, 2019, we had 9,700 full-time employees. We do not employ a significant number of temporary employees. The following tables show a breakdown of our employees as of December 31, 2019, 2018 and 2017.

	As of December 31,
	2019	2018	2017
Network & Information Technology	2,374	2,360	2,281
Sales and marketing	3,363	3,309	3,326
Customer care	2,286	2,577	2,526
Support and other	1,677	1,415	1,441
Total number of employees	9,700	9,661	9,574

All employees are represented by state unions affiliated with the following federations: National Federation of Telecommunications Workers, Interstate Federation of Telecommunications Services Researchers and Workers, and the FREE Federation. We negotiate annually a new collective bargaining agreement and profit sharing program with both unions. Management believes that our relationships with our workforce are satisfactory. We did not experience a work stoppage that had a material effect on our operations.

Employee Benefit Pension Plans

The Company and its subsidiaries have defined benefit and defined contribution plans in place.

In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration. The defined benefit obligation, recognized in the balance sheet, is calculated annually by independent actuaries. The present value of defined benefit obligation is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liabilities. The actuarial gains and losses resulting from changes in actuarial assumptions are recorded within shareholders’ equity as other comprehensive income, as incurred.

Regarding defined contribution plans, the value of the complementary benefit is established only at the time of granting, based on the accumulated balance resulting from the contributions to the plan and the profitability of the investments during the contributory phase. We make contributions to pension insurance plans public or private on a mandatory, contractual or voluntary. The contributions are recognized as employee benefit expense when due.

Due to corporate reorganizations, TIM S.A. assumed responsibility for the pension plans of the Company and all of its subsidiaries.

The oldest pension plans, closed to new members, are managed by Icatu Fundo Multipatrocinado. Funcesp manages a defined benefit pension plan of AES Atimus, incorporated in 2011, later called TIM Fiber and now TIM S.A. The Icatu Fundo Multipatrocinado, a pension fund management company in Brazil, manages since 2013 (after a two-year evaluation process of multiemployer pension fund management companies) five different plans: (i) Defined Benefit Plan – PBS Tele Celular Sul; (ii) Defined Benefit Plan – PBS Tele Nordeste Celular; (iii) Defined Contribution Plan – TIMPREV Nordeste; (iv) Defined Contribution Plan – TIMPREV Sul; and (v) Defined Contribution Plan – Intelig Gente.

For new TIM S.A. employees, we now offer the supplementary defined contribution plan managed by Itaú Vida e Previdência S.A.

Share-Based Compensation Plan

We operate share-based compensation plans, which in our previous plan consisted of stock options and which in our new plan consists of performance shares and/or restricted shares, under which we receive the services of certain employees in consideration for equity granted. The fair value of the employee’s services is recognized as an expense, with a compensating entry to capital reserves, and are determined by reference to the fair value of the options granted. Non-market-related vesting conditions are included in the assumptions underlying the number of option/shares which will vest. The total expense amount is recognized during the period over which the rights vest, when specific vesting conditions should be fulfilled. On the balance sheet date, the entity reviews its estimates regarding the number of options/shares which will vest, based on the non-market-related vesting conditions. It recognizes the effect of this review of initial estimates, if any, in the income statement, with a corresponding adjustment to the capital reserve.

Amounts paid to employees, net of any directly attributable transaction costs, are credited to capital reserve and share issuance premium reserve, if applicable, when options are exercised or shares are granted.

E.       Share Ownership

As of December 31, 2019, our board members, fiscal council members and statutory officers, owned, in the aggregate, 235,341 common shares, which represented 0.01% of our common shares outstanding. Accordingly, each of our directors or statutory officers beneficially owns less than one percent of outstanding common shares.

Some key officers are also eligible to participate in a long-term incentive plan (stock option plans) for which compensation is based on performance targets for our share price, as further described in “—B. Compensation” and “—D. Our Employees—Share-Based Compensation Plan.”

Item 7.          Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table sets forth information relating to the ownership of common shares by TIM Brasil and our officers and directors, as of December 31, 2019. We are not aware of any other shareholder that beneficially owns more than 5% of our common shares.

Name of owner	Common Shares Owned	Percentage of Outstanding Common Shares
TIM Brasil Serviços e Participações S.A	1,611,969,946	66.58%
All our officers and directors as a group*	235,341	0.01%
Total	1,612,205,287	66.59%

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

As of December 31, 2019, there were 268,125,990 common shares represented by ADSs. As of such date, the number of common shares represented by ADSs represented 11.1% of our total capital.

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

Significant Changes in Percentage Ownership of Principal Shareholders

None.

Shareholders’ Agreements

None.

B.       Related Party Transactions

As of December 31, 2019, we did not owe to our affiliates any amounts arising out of outstanding inter-company loans. We had assets and liabilities in amounts of R$10,420 thousand and R$111,823 thousand, respectively, as of December 31, 2019 with companies of the Telecom Italia Group. See Note 34 to our consolidated financial statements.

Guarantees of Obligations of our Subsidiaries

We are guarantor in favor of KfW IPEX, in the amount of U.S.$85 million as of December 31, 2019, under the Loan Agreement of TIM Celular (now TIM S.A.) between Finnish Export Credit as lender and KfW IPEX as facility agent.

We are guarantor in favor of fiduciary agent of Debentures holders, in the amount of R$1,026 million as of December 31, 2019, under the TIM S.A.’s debentures issuance.

We are guarantor in favor of The Bank of Nova Scotia, in the amount of U.S.$87.5 million as of January 31, 2020, under the Loan Agreement of TIM S.A.

For more information on our guarantees of obligations of our subsidiaries, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sources of Funds—Financial Contracts.”

Agreement between Telecom Italia and TIM Participações and our Subsidiaries

At the annual and extraordinary shareholders’ meeting held on April 7, 2020, our shareholders voted on an extension of the Cooperation and Support Agreement, originally executed on May 3, 2007 with Telecom Italia, for an additional 12-month period until April 30, 2021. The purpose of this agreement is to enable us to benefit from Telecom Italia’s internationally recognized expertise, built throughout years of operation in more mature and developed markets. The cooperation and support activities to be performed by the parties will be focused on adding value to our operations through:

·	Benefiting from Telecom Italia’s experience and industrial capacity as one of the major players in the European market;
·

Applying the systems/services/processes/best practices that were largely used in the Italian market and may be easily customized for the Brazilian market through limited investments and mitigated implementation risks; or

·	An increase in efficacy by adopting in-house solutions that have been widely tested and used.

The extended term of the agreement provides for a total price cap of €9.6 million. The price cap represents the maximum consideration to be paid by TIM Participações operating companies for all the services and support rendered by Telecom Italia during 2020 and 2021 under the agreement.

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

Consumer Lawsuits

As of December 31, 2019, our subsidiaries are party to consumer lawsuits at the judicial and administrative levels where the risk of loss is considered probable amounting to R$135,290 thousand (R$86,039 thousand as of December 31, 2018). These lawsuits generally relate to questions regarding alleged improper billing, contract cancellation, quality of services and undue restriction.

PROCON and Other Consumer Actions

TIM is involved in judicial and administrative proceedings brought by the Brazilian Consumer Protection Agency (Procon – Fundação de Proteção e Defesa do Consumidor), or PROCON, and various state public prosecutor’s offices where the risk of loss is considered probable in the amount of R$31,221 thousand as of December 31, 2019 (R$5,814 thousand as of December 31, 2018). These proceedings arise from consumer complaints related to alleged: (i) failures in the provision of network services; (ii) bundling arrangements for product and services; (iii) issues related to quality care; (iv) violations of PROCON’s Customer Service Rules (Novas Regras Para o Serviço de Atendimento ao Consumidor); (v) contractual violations; (vi) misleading advertising; and (vii) suspension of loyalty benefits in cases of theft of cell phones.

Former Trade Partners

TIM is a defendant in lawsuits filed by certain former commercial partners for alleged breach of contract. The amounts involved for such lawsuits where the risk of loss is considered probable are of R$12,812 thousand as of December 31, 2019 (R$10,378 thousand as of December 31, 2018).

Most materially, TIM Celular (which has been merged into TIM S.A. in connection with the Reorganization) is the defendant in a lawsuit filed by Botafogo Comércio e Importação Ltda. in 2002, by a former commercial partner, who argues that TIM Celular (now TIM S.A.) did not perform the contract and practiced unfair competition which ended up putting them out of business. A settlement procedure commenced and was adjudicated, whereby TIM Celular (now TIM S.A.) was required to pay consequential damages, lost profits and moral damages. In the meantime, TIM Celular (now TIM S.A.) filed an action to reverse the judgment, in which the Court rendered a decision to partially uphold TIM’s claims, in order to modify the methodology of calculation of damages, lost profits and moral damages. The calculations of such damages, prepared by a retained expert witness, amounted to approximately R$2,773 thousand as of January 12, 2015. Currently, TIM is waiting for a decision to be handed down in respect of Botafogo Comércio e Importação Ltda.’s appeal.

Social, Environmental, and Infrastructure

As of December 31, 2019, our subsidiaries are party to lawsuits with various actors arising from environmental licensing and installation/operation licensing issues. The amounts involved in such lawsuits where the risk of loss is considered probable are R$498 thousand as of December 31, 2019 (R$239 thousand as of December 31, 2018).

Other

We are also party to other civil claims brought by several third parties mentioned above, in respect of, among others: (i) renewal of lease agreements; (ii) equity subscription of shares; (iii) compensation claims; (iv) alleged breach of contract; and (v) debt actions. The amounts involved in such civil claims where the risk of loss is considered probable are R$27,039 thousand as of December 31, 2019 (R$3,060 thousand as of December 31, 2018).

Additionally, TIM S.A. (formerly Intelig) is involved in a lawsuit filed by a creditor of Editora JB, Gazeta Mercantil and Problem Solver Consultoria Ltda. The judge in that case ordered a seizure of TIM S.A.’s bank account in the amount of R$5,544 thousand as of December 31, 2019, based on the reasoning that Editora JB and Gazeta Mercantil are part of the same economic group as TIM S.A.

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

Labor Claims

A significant percentage of our labor claims relate to either claims filed by former employees of service providers who, in accordance with Brazilian labor legislation, have filed claims against us on the grounds that we are responsible for labor-related obligations not satisfied by the service provider companies, or our organizational restructuring processes, in particular the closure of our customer service call centers, including in-house staff and outsourced personnel. There were 12,088 labor claims filed against the Company and its subsidiaries as of December 31, 2019, (16,967 as of December 31, 2018), most of which relate to employment claims filed by employees as well as claims that involve former employees of service providers. The amount involved in such labor claims where the risk of loss is considered probable is R$252,968 thousand as of December 31, 2019 (R$426,570 thousand as of December 31, 2018).

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

Social Security Claims

In São Paulo, TIM Celular (which has been merged into TIM S.A. in connection with the Reorganization) received an assessment notice in the amount of R$538 thousand as of December 31, 2019 (R$538 thousand as of December 31, 2018) referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing. TIM Celular (now TIM S.A.) filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. An administrative appeal was filed on October 5, 2009, the judgment of which is still pending.

In May 2006, TIM Celular (now TIM S.A.) was issued a tax assessment notice in the amount of R$9,693 thousand as of December 31, 2019 (R$9,693 thousand as of December 31, 2018) for social security contributions that were allegedly due in connection with the following: (1) hiring bonuses (2) non-adjusted bonuses (3) payments to self-employed persons, and (4) sales incentives. TIM Celular (now TIM S.A.) filed an administrative defense but the tax assessment was upheld. TIM Celular (now TIM S.A.) filed an appeal with the Ministry of Finance’s Taxpayers’ Council, which is now pending judgment.

Tax Claims

Federal Taxes

The total federal tax claims not including regulatory taxes (FUST/FUNTTEL/FISTEL and other) assessed against the Company with a possible risk of loss is equal to R$4,279,570 thousand as of December 31, 2019 (R$3,952,125 thousand as of December 31, 2018).

The amounts relating to federal taxes where the risk of loss is considered probable is R$155,495 thousand as of December 31, 2019 (R$82,033 thousand as of December 31, 2018).

The most relevant claims assessed are:

·

Tax carryforward losses and Social Contribution on Profits (Contribuição Social sobre o Lucro Líquido), or CSLL, negative basis compensation disallowance; challenge to the goodwill expenses deduction; disallowance of withholding tax compensation due to an alleged lack of documental support; lack of payment of tax carryforward loss/CSLL due on a monthly estimate basis; fine for failure to present digital files; failure to to comply with requirements and procedures related to regional tax incentives from Superintendency for the Development of the Northeast (Superintendência de Desenvolvimento do Nordeste), or Sudene. The amount in controversy, classified as a possible contingency, is R$2,672,754 thousand as of December 31, 2019 (R$2,543,851 thousand as of December 31, 2018).

·

Alleged improper credits that resulted in tax carryforward losses and CSLL negative basis compensation disallowance. The amount in controversy, classified as a possible contingency, is R$203,302 thousand as of December 31, 2019 (R$198,175 thousand as of December 31, 2018).

·

Social contribution on net income on exchange variation resulting from swap operations accounted for on a cash basis. The amount in controversy, classified as a possible contingency, is R$66,164 thousand as of December 31, 2019 (R$64,537 thousand as of December 31, 2018).

·

Withholding tax collection on income of residents abroad, including those remitted as international roaming and payment to unidentified beneficiaries, as well as the payment of CIDE on royalties remittances abroad, including international roaming The amount in controversy, classified as a possible contingency, is R$256,833 thousand as of December 31, 2019 (R$296,589 thousand as of December 31, 2018).

·

Alleged failure to calculate and collect corporate income tax, PIS/COFINS and social contribution on profits due to total or partial disregard, by the Brazilian Internal Revenue Service (Receita Federal do Brasil), of the compensations proceeded and from tax carryforward loss negative balance calculated on previous years. The amount in controversy, classified as a possible contingency, is R$427,233 thousand as of December 31, 2019 (R$412,715 thousand as of December 31, 2018).

State Taxes

The total state tax claims assessed against the Company where the risk of loss is considered possible is equal to R$8,221,808 thousand as of December 31, 2019 (R$8,904,916 thousand as of December 31, 2018). The amounts relating to state tax disputes where the risk of loss is considered probable is R$93,790 thousand as of December 31, 2019 (R$103,546 thousand as of December 31, 2018).

The most relevant claims assessed are:

·

Alleged incorrect deduction of unconditional discounts offered to customers in the ICMS basis of calculation, as well as penalties for alleged noncompliance with an accessory obligation. The amount in controversy, classified as a possible contingency, is R$1,053,411 thousand as of December 31, 2019 (R$1,344,288 thousand as of December 31, 2018).

·

Use of tax benefit (Program for the Economic, Integrated and Sustainable Development of the Federal District – PRO-DF) granted by the state tax authority, which was later declared unconstitutional by the STF. Additionally, the Company was assessed due to alleged undue credit of ICMS resulting from interstate purchase of goods with tax benefit granted in the state of origin. The amount in controversy, classified as a possible contingency, is R$887,637 thousand as of December 31, 2019 (R$1,110,827 as of December 31, 2018).

·

ICMS credits reversal and credits arising from the acquisition of fixed assets. The amount in controversy, classified as a possible contingency, is R$731,864 thousand as of December 31, 2019 (R$767,142 as of December 31, 2018).

·

ICMS credit entries and debt reversals, identification and documentation support of amounts and information included in clients’ bills, such as the tax rate and credits granted, as well as credits arising from ICMS substitution or nontaxable operations. The amount in controversy, classified as a possible contingency, is R$3,284,473 thousand as of December 31, 2019 (R$3,340,448 as of December 31, 2018).

·

Appropriation of ICMS credits originated from operational energy consumption and acquisition. The amount in controversy, classified as a possible contingency, is R$131,057 thousand as of December 31, 2019 (R$140,368 thousand as of December 31, 2018).

·

Alleged conflict between the information filed in the accessory obligations and the tax collection as well as the charge of specific penalty for noncompliance with those obligations. The amount in controversy, classified as a possible contingency, is R$138,684 thousand as of December 31, 2019 (R$116,880 thousand as of December 31, 2018).

·

Alleged non-payment of ICMS due to the loss of reversed debits related to prepaid service, as well as alleged undue ICMS credit on goods alleged to have benefited from reduction in the calculation basis. The amount in controversy, classified as a possible contingency, is R$198,505 thousand as of December 31, 2019 (R$192,074 thousand as of December 31, 2018).

·

ICMS credits entries regarding the tax treatment of handsets loan operations. The amount in controversy, classified as a possible contingency, is R$180,920 thousand as of December 31, 2019 (R$177,128 thousand as of December 31, 2018).

·

Charge of ICMS related to subscription services excluded from taxation due to its classification as non-telecommunication services. The amount in controversy, classified as a possible contingency, is R$249,659 thousand as of December 31, 2019 (R$139,758 thousand as of December 31, 2018).

Municipal Taxes

The total municipal tax claims assessed against the Company with a possible risk of loss is equal to R$703,132 thousand as of December 31, 2019 (R$693,616 thousand as of December 31, 2018). The amounts relating to municipal taxes where the risk of loss is considered probable is R$8,227 thousand as of December 31, 2019 (R$1,713 thousand as of December 31, 2018).

The most relevant claims assessed are:

·

Alleged lack of ISS collection regarding services import. The amount in controversy, classified as a possible contingency, is R$147,572 thousand as of December 31, 2019 (R$142,355 thousand as of December 31, 2018).

·

Charge of ISS tax and penalties due to the supposed lack of collection over the Company’s revenue accounts. The amount in controversy, classified as a possible contingency, is R$300,669 thousand as of December 31, 2019 (R$283,620 thousand as of December 31, 2018).

·

Constitutionality of the collection of the Inspection Fee for Operation (Taxa de Fiscalização de Funcionamento – TFF) by municipal authorities of different locations. The amount in controversy, classified as a possible contingency, is R$120,503 thousand as of December 31, 2019 (R$118,114 thousand as of December 31, 2018).

FUST and FUNTTEL

The total amount assessed against the Company is R$2,991,567 thousand as of December 31, 2019 (R$2,979,404 thousand as of December 31, 2018).

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

·        the legal reserve; and

·        contingency reserves.

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

·

its management (board of directors and board of statutory officers) and fiscal council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

·	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

·	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
·

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

B.       Significant Changes

None.

Item 9.          The Offer and Listing

A.       Offer and Listing Details

Our common shares are listed on the Novo Mercado segment of the B3, under the symbol “TIMP3” and our ADSs are listed on the NYSE, under the symbol “TSU.” The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the B3, in reais. On December 31, 2019, the last reported sales price of our common shares on the B3 was R$15.57 and on December 31, 2019, the last reported sales price of our ADSs on the NYSE was U.S.$18.99. As of December 31, 2019, the U.S. dollar-real exchange rate was R$4.03 per U.S.$1.00.

	NYSE		B3
	High	Low	High	Low
	(in U.S.$ per ADS)		(in reais per common share)
Year ended
December 31, 2015	24.38	8.44	12.88	6.56
December 31, 2016	13.85	7.12	8.86	5.68
December 31, 2017	19.43	12.30	13.10	7.73
December 31, 2018	22.93	14.06	15.95	10.63
December 31, 2019	19.16	12.48	15.57	100.20

Year ended December 31, 2018
First quarter	22.49	19.52	14.74	12.66
Second quarter	22.93	16.55	15.95	12.63
Third quarter	17.64	14.34	13.60	11.35
Fourth quarter	19.22	14.32	12.41	11.04

Year ended December 31, 2019
First quarter	17.00	14.25	12.58	11.05
Second quarter	15.73	12.48	12.08	10.20
Third quarter	15.88	13.76	12.25	11.07
Fourth quarter	19.16	13.44	15.47	11.16

Month ended
October 31, 2019	14.39	13.44	11.61	11.16
November 30, 2019	16.25	14.19	13.83	11.39
December 31, 2019	19.16	16.10	15.57	13.60
January 31, 2020	20.15	19.33	17.02	15.77
February 29, 2020	20.06	18.03	17.49	16.13
March 31, 2020	18.78	11.74	17.20	12.20
April 2020 (through April 28, 2020)	13.18	10.66	13.54	12.20

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

B.       Plan of Distribution

Not applicable.

C.       Markets

Our common shares are listed on the Novo Mercado segment of the B3 under the symbol “TIMP3” and our ADSs are listed on the NYSE, under the symbol “TSU.” For additional detail, see “—A. Offer and Listing Details.”

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, the B3 is less liquid than the NYSE and other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder. Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures.

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

Differentiated Levels of Corporate Governance and the Novo Mercado

In order to increase the transparency of the Brazilian capital markets and protect minority shareholders’ rights, the B3 has implemented certain new initiatives, including:

·	a classification system referred to as “Differentiated Levels of Corporate Governance” applicable to the companies already listed on the B3; and
·	a new separate listing segment for qualifying issuers referred to as the Novo Mercado.

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

Below we highlight some of corporate governance practices required by the Novo Mercado listing segment of the B3:

·	only common shares, with voting rights;
·	100% tag along, with the same conditions for all shareholders in transfer of control;
·	establishment and maintenance of Internal Audit, Compliance Department and Audit Committee (statutory or non-statutory);
·	public offer required in case of delisting from Novo Mercado;
·	at least two or 20% of board members must be independent (whichever is greater);
·	listed companies’ commitment to maintain a free float of at least 25% or 15%, in case of an average daily trading volume above R$25 million.

On May 20, 2011 the Board of Directors of TIM Participações recommended to the extraordinary general shareholders’ meeting of the Company its migration to the Novo Mercado listing segment of the B3 (at that time, the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), which took place on June 22, 2011. With this migration TIM moved to the highest level of corporate governance. Only 39% of Brazilian listed companies are in the Novo Mercado and TIM is the only telecommunications company stock among them.

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

Trading on the NYSE

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

·

the Board of Directors has the power to approve loans and financing as well as other transactions giving rise to indebtedness, for an amount exceeding R$300 million, as set forth in Article 22, Item XIII;

·	the Board of Directors has the power to allocate the total budget for management remuneration approved by the shareholders’ meeting among the directors and the statutory officers, as necessary; and
·	the Board of Directors has the power to authorize the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders’ agreements.

There are no provisions in the By-laws with respect to:

·	a director’s power to vote on a proposal in which such director is materially interested;
·	a director’s power to vote compensation to him or herself in the absence of an independent quorum;
·	borrowing powers exercisable by the directors;
·	age limits for retirement of directors;
·	required shareholding for director qualification; or
·	disclosure of share ownership.

The statutory officers are the Company’s representative and executive body, and each one of them shall act within his/her respective scope of authority. Following is a description of some of the provisions of our By-laws concerning the Board of Statutory Officers:

·	the power to authorize the participation of the Company or its companies controlled in any joint venture, partnership, consortium or any similar structure;
·	the power to ratify, within the limits set forth in the By-laws, the purchase of materials and equipment and the execution of property, construction work and service agreements; and

·

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

·        the legal reserve; and

·        contingency reserves.

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

·

its management (Board of Directors and Board of Statutory Officers) and Fiscal Council report to the shareholders’ meeting that the distribution would be incompatible with the financial circumstances of that company; and

·	the shareholders ratify this conclusion at the shareholders’ meeting.

In this case,

·	the management must forward to CVM within five days of the shareholders’ meeting an explanation justifying the information transmitted at the meeting; and
·

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

Pursuant to our By-laws and Brazilian corporate law, shareholders at our annual shareholders’ meeting, which is required to be held within the first four months following the end of the fiscal year, will convene to:

·	take the management accounts; examine, discuss and vote on the financial statements;
·	decide on the uses to which the net income of the fiscal year should be put and on the distribution of dividends; and
·	elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

An extraordinary shareholders’ meeting shall be convened whenever the Company interests so require. Pursuant to our By-laws and Brazilian corporate law, the following actions, among others, are exclusive powers of the shareholders’ meeting:

·	to amend the By-laws;
·	to decide on the appraisal of assets given by shareholders to pay up capital stock;
·	to decide on the Company’s transformation, merger, takeover and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;
·	to suspend the rights of shareholders not in compliance with their duties imposed by law, the By-laws or the Novo Mercado Listing Rules;
·	to elect and remove, at any time, the members of the Board of Directors and the Fiscal Council;
·	to determine the global or individual remuneration of the Board of Directors, Board of Statutory Officers and the Fiscal Council;
·	to annually take the accounts of the management and decide on the submitted financial statements;
·	to decide where the Company shall file a civil liability law suit against the management for losses in the Company’s assets as provided by law;
·

to resolve in compliance with all provisions of any law, the By-laws or the Novo Mercado rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad and whenever the limit of the authorized capital has been attained;

·	to decide on the withdrawal from the register of publicly held companies before the CVM;
·	to decide on the delisting of the Company from the Novo Mercado listing segment;
·	to choose a company to prepare an opinion concerning the appraisal of the Company’s shares in the event of cancellation or delisting; and
·

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

Right of Redemption

Subject to certain exceptions, the common shares are redeemable by shareholders exercising withdrawal rights in the event that shareholders representing over 50% of the voting shares adopt a resolution at a duly convened shareholders meeting to:

·	reduce the mandatory distribution of dividends;
·	change our corporate purpose;
·	participate in a group of companies;
·	transfer all of our shares to another company in order to make us a wholly owned subsidiary of that company;
·	split up, subject to the conditions set forth by Brazilian corporate law;
·	change corporate form;
·	approve the acquisition of another company, the price of which exceeds certain limits set forth in Brazilian corporate law; or
·	merge or consolidate ourselves with another company.

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

Foreign investors may register their investment under Law No. 4,131/62 of September 3, 1962 or Resolution CMN 4,373 (that replaced Resolution CMN 2,689). Registration under Law No. 4,131/62 or under Resolution CMN 4,373 generally enables foreign investors to convert into foreign currency dividends, other distributions and sales proceeds received in connection with registered investments and to remit such amounts abroad. Resolution CMN 4,373 affords favorable tax treatment to foreign investors who are not resident in a Low or Nil Tax Jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 17% or that restricts the disclosure of shareholder composition or ownership of investments.

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

Pursuant to Resolution CMN 4,373, foreign investors must:

·	appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment;

·	complete the appropriate foreign investment registration form;
·	obtain registration as a foreign investor with the CVM; and
·	register the foreign investment with the Central Bank.

The securities and other financial assets held by the foreign investor pursuant to Resolution CMN 4,373 must be:

·	registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or by the CVM; or
·	registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM.

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

Resolution No. 1,927 of the CMN provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Our ADS program was approved under the Annex V regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are free of Brazilian foreign investment controls and holders of the ADSs will be entitled to favorable tax treatment. According to Resolution CMN 2,689, foreign investments registered under Annex V Regulations may be converted into the new investment system and vice-versa, provided that the conditions set forth by the Central Bank and the CVM are complied with.

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

Non-Brazilian holders of common shares registered under Resolution CMN 4,373 (which includes ADSs) will only be subject to the tax exemption mentioned herein if the investor has:

·	appointed a representative in Brazil with power to take action relating to the investment in common shares;
·	registered as a foreign investor with the CVM; and
·	registered its investment in common shares with the Central Bank.

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

·	the average price per common share on the B3 on the day of the deposit; or
·	if no common shares were sold on that day, the average price per common share on the B3 during the fifteen preceding trading sessions.

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

·

50% of net income for the year in respect of which the payment is made, after the deduction of social contribution or net profits and before (1) making any deduction for corporate income taxes paid and (2) taking such distribution into account; or

·	50% of retained earnings for the year prior to the year in respect of which the payment is made.

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

U.S. Federal Income Tax Considerations

The following are the U.S. federal income tax consequences to a U.S. Holder described below of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold or dispose of such securities. The discussion applies only to a U.S. Holder that holds common shares or ADSs as capital assets for U.S. federal income tax purposes and it does not describe all tax consequences that may be relevant to U.S. Holders subject to special rules, such as:

·	certain financial institutions;
·	insurance companies;
·	dealers or traders in securities or foreign currencies who use a mark-to-market method of tax accounting;
·

persons holding common shares or ADSs as part of a hedge, “straddle,” wash sale, conversion transaction, integrated transaction or similar transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
·	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
·	persons liable for the alternative minimum tax or the provisions of the Code (as defined below) known as the Medicare Contribution Tax;
·	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”
·	persons who acquired our common shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation;
·	persons holding shares in connection with a trade or business conducted outside the United States; or
·	persons holding common shares or ADSs that own or are deemed to own 10% or more of our stock (by vote or value).

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

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of common shares or ADSs that is:

·	a citizen or individual resident of the United States;
·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Taxation of Distributions

Distributions paid on common shares or ADSs, including distributions of interest on capital, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE (where our ADSs are traded). U.S. Holders should consult their tax advisers to determine whether these preferential rates will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at these preferential rates.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for its 2019 taxable year. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that the Company will not be a PFIC for any taxable year.

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

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. Anyone may read and copy this report, including the exhibits hereto, at the SEC’s public reference room in Washington, D.C. Information on the operation of the public reference room is available over the Internet at http://www.sec.gov.

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

We also file financial statements and other periodic reports with the CVM. Copies of our annual report on Form 20-F and documents referred to in this annual report and our By-laws will be available for inspection upon request at our offices at 850, João Cabral de Melo Neto, North Tower – 12th floor, 22775-057, Rio de Janeiro, RJ, Brasil.

I.        Subsidiary Information

Not applicable.

Item 11.       Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in both foreign currency exchange and interest rates. We are exposed to foreign exchange rate risk mainly because certain of our costs are denominated in currencies (primarily U.S. dollars) other than those in which we earn revenues (primarily reais). Similarly, we are subject to market risk deriving from changes in interest rates, which may affect the cost of our financing. Since 1999, we began entering into hedging agreements, derivative instruments such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements, to manage these market risks, covering payments of principal on our foreign exchange denominated indebtedness. We also have entered into arrangements to hedge market risk deriving from changes in interest rates for some of our debt obligations. We do not hold or issue derivative or other financial instruments for trading purposes.

Interest Rate Risk

On December 31, 2019, the amount of our outstanding debt which accrued interest at the CDI, TJLP and SELIC floating interest rates totaled R$1,969 million, compared to R$1,540 million for the year ended December 31, 2018. On the same date, we had cash and cash equivalents in the amount of R$2,939 million in instruments accruing interest at the CDI rate, as compared to R$1,861 million on December 31, 2018.

Over a one-year period, before accounting for tax expenses, a hypothetical, instantaneous and unfavorable change of 100 basis points in interest rates applicable to our financial assets and liabilities on December 31, 2019 would have resulted in a variation of R$0.019 million in our interest expenses from financial contracts and a variation of R$0.029 million in our income from financial investments (assuming that this hypothetical 100 basis point movement in interest rates uniformly applied to each “homogenous category” of our financial assets and liabilities and that such movement in interest rates was sustained over the full one-year period).

Exchange Rate Risk

As of December 31, 2019, we did not have any outstanding unhedged financial loans denominated in foreign currency and were thus not exposed to exchange rate risk based on our loans. We enter into hedging agreements to hedge our borrowings denominated in foreign currency and thus have limited our exchange rate exposure regarding such borrowings.

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

In August 2018, we purchased a series of call options in the total amount of U.S.$100 million and strike at R$4.00 to hedge our exposure with suppliers. The options were divided into nine maturities of U.S.$11.1 million each (from October 2018 to June 2019) and were acquired at the initial value of R$11.7 million each. Due to the increase in the value of the U.S. dollar as compared to the Brazilian real and the reduction in risk exposure in commercial contracts, we sold in advance the October 2018 and November 2018 maturities for R$5.6 million. In November 2018, considering the upcoming maturity dates and the reduction in risk exposure in commercial contracts, we sold in advance the December 2018 and January and February 2019 for R$1.0 million. On June 15, 2019, the remaining options expired.

As of December 31, 2019, we did not have call options.

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

During the year ended December 31, 2019, we received from our depositary U.S.$2,406,773 as reimbursement of expenses related to annual stock exchange listing fees, standard maintenance costs of ADRs, underwriting and legal fees and investor relations activities.

See also “Item 10. Additional Information—E. Taxation.”

Part II

Item 13.       Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.       Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.       Controls and Procedures

(a)      Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on that evaluation, as of December 31, 2019, our Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective to provide reasonable assurance that all material information required to be filed in this annual report has been made known to them in a timely fashion. Our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and are effective to provide reasonable assurance that information to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Management evaluated the internal control over financial reporting under the supervision of our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as of December 31, 2019. Management evaluated the effectiveness of our internal control over financial reporting based on the criteria set forth in the Committee of Sponsoring Organizations of the Treadway Commission framework of 2013. Our management concluded that as of December 31, 2019, our internal control over financial reporting was effective and had no material weaknesses, based on those criteria.

The adoption of IFRS 16 (Leases) required the implementation of new controls embedding them into the existing control environment and required the modification of certain accounting processes related to Leases.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC. Our independent registered public accounting firm during the year ended December 31, 2019, Ernst & Young Auditores Independentes S.S., has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2019.

(c)      Audit Report of the Registered Public Accounting Firm

Ernst & Young Auditores Independentes S.S., the independent registered public accounting firm that has audited our consolidated financial statements, has issued an audit report on the effectiveness of our internal controls over financial reporting as of December 31, 2019. Their attestation report on internal controls over financial reporting is included herein.

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

Item 16.       [Reserved]

Item 16A.    Audit Committee Financial Expert

Our Statutory Audit Committee, which functions as an audit committee, shall be comprised of at least three and at most five members and an equal number of alternates, who may or may not be shareholders, elected by the Board of Directors. In 2019, we had three members. Our Statutory Audit Committee has determined that one of its members, Mr. Herculano Aníbal Alves, an independent member of our Statutory Audit Committee under Brazilian rules, is an “audit committee financial expert,” as such term is defined by the SEC.

Item 16B.     Code of Ethics

Code of Ethics

We believe that ethics in conducting business is always important for a company’s success. Accordingly, we adopted a Code of Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and persons performing similar functions, as well as to our other Directors, Statutory Officers, controlling shareholders, members of our boards and committees, all employees and suppliers. Our Code of Ethics is filed as an exhibit to this annual report and is available on our website at http://ri.tim.com.br. It can also be requested, free of charge, by email or telephone at the address set forth in the second paragraph of “Item 4. Information on the Company—A. History and Development of the Company—Basic Information.” The Code of Ethics was updated at the Board of Directors’ meeting held on September 26, 2018.

Our Code of Ethics addresses most of the principles set forth by the SEC in Section 406 of Sarbanes-Oxley, and, pursuant to section 156 of Brazilian Corporate Law No. 6,404, establishes that an officer or a board member is prohibited from taking part in any corporate transaction in which he has an interest that conflicts with the interests of the Company, and is required to disclose to the board the conflict of interest. Any contract can only be entered into under reasonable and fair conditions. Contracts with a related party must be entered into on an arm’s-length basis.

The Code of Ethics also requires all adherants to immediately report any situation that is illegal and/or that may have a negative impact on the Company interests including any violation or incentive for violations of (a) laws or regulations, (b) the provisions of the Code of Ethics or (c) other internal regulation or occasional irregularities or negligence in the maintenance, information and management of accounting reports.  The Code of Ethics also requires the maintenance of the related documentation and compliance with obligations related to accounting or internal management reports.

Anti-Corruption Policy

In order to ensure compliance with existing Brazilian and international anti-corruption laws and minimize the risks associated with the same, the Company has adopted an Anti-Corruption Policy (Política Anticorrupção). Our Anti-Corruption Policy was approved by our Board of Directors on September 26, 2018, and focuses on internal mitigating controls to be followed to avoid vulnerability to corrupt practices, including our relationship with public officials. In conjunction with the adoption of this Anti-Corruption Policy, we also provide anti-corruption training courses to our managers, directors and employees. The Company’s anti-corruption program was approved after an extensive vetting process.

In December 2019, TIM Participações was awarded a pro-ethics seal for the 2018-2019 period by the Brazilian Federal Ministry of Transparency, or the Ministry, and the Comptroller General of the Union, or the CGU. The Ministry and the CGU promote ethical business conduct throughout Brazil, granting the pro-ethics seal to companies that demonstrate lawful business practices and operate with the highest level of fairness, transparency and integrity.

Anti-Corruption Organizational Model

We adopted an organizational model in respect of processes that are more sensitive to corrupt practices, presented to and approved by our Statutory Audit Committee and our Risk and Control Committee in a joint meeting on July 30, 2014 and approved by our Board of Directors on August 5, 2014. Our organizational model, as updated on October 6, 2016, is an integral part of our integrity compliance program, with the purpose of identifying processes and controls to mitigate corrupt practices in order to generally promote honest and ethical conduct, and deter wrongdoing within the Company. We believe that the provisions of the organizational model align with Legislative Decree No. 231/01 of Italy, the Brazilian Anti-Corruption Law and international standards on anti-corruption, such as the Foreign Corrupt Practices Act and the UK Bribery Act 2010.

Item 16C.    Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors during the years ended December 31, 2019 and 2018, Ernst & Young Auditores Independentes S.S. and PricewaterhouseCoopers Auditores Independentes, respectively:

	Year ended December 31,
	2019	2018
	(in thousands of reais)
Audit fees	5,419	5,602
Audit-related fees	90	249
Tax fees	—	—
All other fees	—	—
Total fees	5,509	5,851

Audit fees in the above table are the aggregate fees billed by Ernst & Young Auditores Independentes S.S. and PricewaterhouseCoopers Auditores Independentes, in connection with the audit of our annual financial statements and limited reviews of our quarterly financial information for statutory purposes and the assessment required under Section 404 of the Sarbanes-Oxley Act.

In 2019, our external auditors provided audit and audit-related services other than in connection with the audit of our financial statements. Such services included the review of the information and providing external audit services on our sustainability report.

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

For more details, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Statutory Audit Committee.”

Item 16E.     Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.     Change in Registrant’s Certifying Accountant

None.

Item 16G.    Corporate Governance

Principal Differences Between Brazilian and U.S. Corporate Governance Practices

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

Item 19.       Exhibit Index

See our exhibit index found immediately preceding the exhibits filed herewith.

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

5G: The fifth generation of wireless communications technologies supporting cellular data networks.

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

EPC (Evolved Packet Core): A flat architecture used by network operators that provides a converged voice and data networking framework to connect users on a Long-Term Evolution (LTE) network.

FDD (Frequency Division Duplex): A technology used in wireless communications where the uplink and the downlink use a different frequency.

GB: A measure of the unit for digital information, representing one billion bytes.

GHz (Gigahertz): One billion cycles per second.

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

IoT (Internet of Things): IoT is a system of interrelated computing devices, mechanical and digital machines provided with unique identifiers and the ability to transfer data over a network without requiring human-to-human or human-to-computer interaction.

kHz (Kilohertz): One thousand cycles per second.

LTE (Long-Term Evolution): A wireless broadband technology designed to support roaming Internet access via cell phones and handheld devices.

Massive-MIMO: Multiple-input multiple-output. A wireless network that allows the transmitting and receiving of more than one data signal simultaneously over the same radio channel.

MB (Megabyte): A measure of the unit for digital information, representing one million bytes.

MBB (Mobile Broadband): Data transmission improvements for mobile broadband users through an expanded high-speed fiber optic network and new functionalities in the core and access networks.

MHz (Megahertz): One million cycles per second.

MMS: An enhanced version of SMS, which provides users with the capability to send, in a single message, multiple color images, sounds and different size text to another mobile phone or email account.

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

NB-IoT (Narrowband Internet of Things): A low power wide area network radio technology standard to enable a wide range of cellular devices and services.

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

OTT (Over The Top): Media delivered and communication services provided through the Internet rather than traditional infrastructure.

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

Refarming: The repurposing of frequency bands that have historically been allocated for 2G mobile services.

RF (Radio Frequency): A rate of oscillation which corresponds to the frequency of radio waves, and the alternating currents which carry radio signals.

Roaming: A function that enables customers to use their mobile telephone on networks of service providers other than the one with which they signed their initial contract.

SCM (Serviço de Comunicação Multimídia): Fixed telecommunications service of collective interest, provided nationally and internationally, in the private regime, which allows the provision of capacity for transmission, emission and reception of multimedia information (data, voice and image), using any means, to subscribers within a service delivery area.

SIM (Subscriber Identity Module) card: An integrated circuit intended to securely store the identity and authenticate users of mobile devices.

SLP (Serviço Limitado Privado): Limited, telephone, telegraphic, data transmission or any other form of telecommunications service, intended for the performer's own use, whether a natural or legal person.

SMS (Short Message Services): Two-way short (or text) message services, allowing users to send and receive short messages to and from users of networks of other carriers.

STFC (Serviço Telefônico Fixo Comutado): Provision of fixed telephony services in Brazil. It considers modalities of the Fixed Switched Telephone Service: local service, national long-distance service and international long-distance service.

UMTS (Universal Mobile Telecommunications System): A third-generation mobile communication standard in which data travels at 2 Mbps over a broadband system.

Value-Added Services: Value-added services provide additional functionality to the basic transmission services offered by a telecommunications network.

VoIP (Voice over Internet Protocol): Voice communication services provided over the Internet.

WAP (Wireless Application Protocol): A specification for a set of telecommunications protocols to standardize the way that wireless devices, such as mobile telephones and radio receivers, can be used to access the Internet.

WTTx (Wireless to the x): The use of wireless technologies to provide fiber optic-like connections to end users.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: April 30, 2020

TIM PARTICIPAÇÕES S.A.
By:	/s/ Pietro Labriola
	Name:	Pietro Labriola
	Title:	Chief Executive Officer

By:	/s/ Adrian Calaza
	Name:	Adrian Calaza
	Title:	Chief Financial Officer and Investor Relations Officer

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

2.2*	Description of Securities registered under Section 12 of the Exchange Act.
4.1*	Credit Agreement, dated as of April 7, 2020, between The Bank of Nova Scotia, as lender and TIM S.A., as borrower.
4.2*	Letter Loan Agreement, dated as of February 7, 2020, between Bank of America, N.A., as lender, and TIM S.A., as borrower.
4.3*	English Language Summary of Credit Agreement, dated as of January 31, 2020, between Banco do Nordeste do Brasil S.A., as lender, and TIM S.A., as borrower.
4.4*	Credit Agreement, dated as of January 31, 2020, between The Bank of Nova Scotia, as lender, and TIM S.A., as borrower, and TIM Participações S.A., guarantor.
4.5

English Language Summary of Deed of Indenture for the Issuance of Simple Unsubordinated Debentures, with Additional Personal Guarantee, Not Convertible into Shares, in a Single Series, for Public Placement with Limited Efforts of the First Issuance of TIM S.A., dated as of January 9, 2019, between TIM S.A., as issuer, Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as fiduciary agent, and TIM Participações S.A., as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.

4.6

English Language Summary of Protocol and Justification of the Merger of TIM Celular S.A. by TIM S.A., dated as of October 15, 2018, between TIM Celular S.A. and TIM S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.

4.7

English Language Summary of Credit Agreement, dated as of May 2, 2018, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A. (now TIM S.A.) as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.

4.8

English Language Summary of Credit Agreement, dated March 20, 2019, between Agência Especial de Financiamento Industrial S.A. – FINAME, an entity within the BNDES system, as lender and TIM S.A. as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.

4.9

Tenth Amendment to the Cooperation and Support Agreement, dated as of April 26, 2017, between Telecom Italia S.p.A. and TIM Celular S.A. and Intelig Telecomunicações Ltda. with the Company as intervening party, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 6, 2018.

4.10

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

4.12

Loan Agreement, dated as of December 23, 2015, between Finnish Export Credit Ltd. as lender, KfW IPEX-Bank GmbH, as facility agent and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.

4.13

Facility Agreement, dated as of October 27, 2015, between Cisco Systems Capital Corporation, as Lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 14, 2016.

4.14

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

4.15

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

4.17

English Summary of Term of Authorization for Use of Radio frequency Blocks Associated with Personal Mobile Service No. 146/2014/SOR-ANATEL, dated as of December 5, 2014, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.18

Loan Agreement, dated as of April 15, 2014, between KfW IPEX-Bank GmbH, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.19

Facility Agreement Reference number TIMLAF2LT to Master Loan Agreement Reference No. TIMLALT, dated as of October 14, 2014, between Cisco Systems Capital Corporation, as lender and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2015.

4.20

Finance Contract (Master Loan Agreement), dated as of June 20, 2013, between Cisco Systems Capital Corporation, as lender, TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.21

Facility Agreement, dated as of August 28, 2013, between Cisco Systems Capital Corporation, as lender, and TIM Celular S.A., as borrower, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.22

English Summary of Credit Agreement, dated as of December 23, 2013, between BNDES, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), as lender and TIM Celular S.A., as borrower, and TIM Participações S.A. as guarantor, which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.23

English Summary of Term of Authorization for Use of Radio frequencies, dated as of April 3, 2013, between Anatel (the National Telecommunications Agency) and TIM Celular S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 15, 2014.

4.24

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

4.25

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

6.1	Statement regarding computation of per share earnings, which is incorporated by reference to Note 33 to our consolidated financial statements included in this annual report.
8.1*	List of Significant Subsidiaries.
11.1	Code of Ethics (English free translation), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on April 10, 2019.
12.1*	Section 302 Certification of the Chief Executive Officer.
12.2*	Section 302 Certification of the Chief Financial Officer.
13.1*	Section 906 Certification of the Chief Executive Officer.
13.2*	Section 906 Certification of the Chief Financial Officer.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*      Filed herewith.

TIM Participações S.A. and

Subsidiary

Consolidated Financial Statements as at

December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and

Reports of Independent Registered Public Accounting Firm

TIM PARTICIPAÇÕES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2019 and 2018 and for each of the

three years in the period ended December 31, 2019

Contents

Report of Independent Registered Public Accounting Firm, EY
Report of Independent Registered Public Accounting Firm, PWC
Audited financial statements
Balance sheets	2
Income statements	4
Statements of comprehensive income	5
Statements of changes in shareholders’ equity	6
Cash flow statements	9
Notes to the financial statements	11

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2019 and December 31, 2018
(In thousands of Reais)

	Notes	2019	2018

Asset		40,348,924	31,957,889

Current Assets		8,454,129	5,998,126
Cash and cash equivalents	4	2,284,810	1,075,530
Marketable securities	5	654,479	784,841
Trade accounts receivable	6	3,184,780	2,838,808
Inventory	7	203,278	183,059
Indirect taxes, charges and contributions recoverable	8	420,284	280,254
Direct taxes, charges and contributions recoverable	9	1,395,193	347,505
Prepaid expenses	11	175,868	272,060
Derivative Financial Instruments	36	16,602	50,769
Financial leases	15	4,931	22,491
Regulatory credits recoverable	16	33,090	41,612
Other current assets		80,814	101,197

Non-current assets		31,894,795	25,959,763
Long-term receivables		4,614,305	4,074,137
Marketable securities	5	3,849	5,229
Trade accounts receivable	6	103,075	130,308
Indirect taxes, charges and contributions recoverable	8	823,349	912,511
Direct taxes, charges and contributions recoverable	9	2,367,607	558,016
Deferred income tax and social contribution	10	‐	801,971
Judicial Deposit	12	1,006,899	1,345,113
Prepaid expenses	11	69,656	74,381
Derivative Financial Instruments	36	29,909	30,639
Financial leases	15	151,447	185,558
Other current assets		58,514	30,411

Property, plant and equipment	13	17,612,164	11,203,622
Intangible	14	9,668,326	10,682,004

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
Years ended December 31
(In thousands of Reais)

	Notes	2019	2018

Total liabilities and shareholders’ equity		40,348,924	31,957,889

Total Liability		17,917,106	12,163,052

Current Liabilities		8,117,479	7,075,379
Suppliers	17	3,923,035	4,323,374
Loans and financings	19	1,384,180	698,728
Financial leases	15	873,068	205,048
Derivative Financial Instruments	36	858	2,373
Payroll and related charges		218,421	211,685
Indirect taxes, charges and contributions payable	20	463,606	451,169
Direct taxes, charges and contributions payable	21	296,305	332,333
Dividends and interest on shareholders’ equity payable	24	577,837	370,105
Authorizations payable	18	88,614	65,464
Deferred revenues	22	281,930	406,867
Other current liabilities		9,625	8,233

Non-current Liabilities		9,799,627	5,087,673
Loans and financings	19	644,908	964,289
Derivative Financial Instruments	36	3,547	9,245
Financial leases	15	6,907,802	1,735,026
Indirect taxes, charges and contributions payable	20	2,997	2,772
Direct taxes, charges and contributions payable	21	212,310	209,880
Deferred income tax and social contribution	10	47,734	‐
Provision for legal and administrative proceedings	23	840,637	849,408
Pension plan and other post-employment benefits	37	5,782	2,850
Authorizations payable	18	237,723	348,336
Deferred revenues	22	827,182	906,600
Other current liabilities		69,005	59,267

Shareholders’ equity	24	22,431,818	19,794,837
Capital Stock		9,866,298	9,866,298
Capital reserves		410,650	412,091
Profit reserves		12,159,162	9,524,124
Accumulated other comprehensive income		(1,088)	847
Treasury shares		(3,204)	(8,523)

           The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31
(In thousands of Reais, except as otherwise stated)

	Notes	2019	2018	2017

Revenue	26	17,377,194	16,981,329	16,233,959

Costs of services provided and goods sold	27	(7,433,731)	(7,701,418)	(8,002,077)
Gross income		9,943,463	9,279,911	8,231,882

Operating income (expenses)
Selling expenses	27	(4,986,289)	(4,970,780)	(4,575,177)
General and administrative expenses	27	(1,717,859)	(1,608,319)	(1,424,643)
Other income (expenses), net	28	1,275,542	(283,289)	(298,710)
		(5,428,606)	(6,862,388)	(6,298,530)

Operating income		4,514,857	2,417,523	1,933,352

Financial income (expenses)
Financial income	29	1,430,171	412,733	512,565
Financial expenses	30	(1,408,053)	(951,439)	(1,009,653)
Foreign exchange variations, net	31	(908)	1,373	(748)
		21,210	(537,333)	(497,836)

Income before income and social contribution taxes		4,536,067	1,880,190	1,435,516

Income and social contribution taxes	32	(913,940)	664,911	(201,009)

Net income for the year		3,622,127	2,545,101	1,234,507

Earnings per share attributed to the Company’s shareholders (in R$ per share)

Basic earnings per share	33	1.50	1.05	0.51

Diluted earnings per share	33	1.50	1.05	0.51

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
COMPREHENSIVE INCOME STATEMENT
Periods ended December 31, 2019 and 2018
(In thousands of Reais)
	2019	2018	2017

Net income for the year	3,622,127	2,545,101	1,234,507

Other components of comprehensive income
Item not to be reclassified to income:
Pension plan and other post-employment benefits	(2,932)	(215)	(1,052)
Deferred taxes	997	73	358
Item to be subsequently reclassified to income:
Cash flow hedge	-	-	3,318
Deferred taxes	-	-	(1,128)
Total comprehensive income for the year	3,620,192	2,544,959	1,236,003

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Fiscal years ended December 31
(In thousands of Reais)
			Profit reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at December 31, 2018	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	‐	19,794,837

Total comprehensive income for the year
Net income for the year								3,622,127	3,622,127
Remeasurement of post-employment benefit obligation	-	-	-	-	‐	-	(1,935)	-	(1,935)
Total comprehensive income for the year	‐	‐	‐	‐	‐	‐	(1,935)	3,622,127	3,620,192
Total contributions from shareholders and distributions to shareholders
Stock options (Note 24.b)	-	(1,441)	-	-		‐	-	-	(1,441)
Purchases of treasury shares, net of disposals	-	-	-	-		5,319	-	-	5,319
Allocation of net profit for the year:
Legal Reserve (note 24)	-	-	171,398	-		-	-	(171,398)	‐
Interest on equity (note 24)	-	-	-	-		-		(995,438)	(995,438)
Constitution of tax benefit reserve (note 24)	-	-		‐	194,161	-	-	(194,161)	‐
Constitution of reserve for expansion (note 24)	-	-	-	2,261,130		-	-	(2,261,130)	‐
Unclaimed dividends (note 24)	-	-	-	8,349		-	-	‐	8,349
Total contributions from shareholders and distributions to shareholders	‐	(1,441)	171,398	2,269,479	194,161	5,319	‐	(3,622,127)	(983,211)
Balances as at December 31, 2019	9,866,298	410,650	1,010,090	9,537,053	1,612,019	(3,204)	(1,088)	‐	22,431,818

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Fiscal years ended December 31
(In thousands of Reais)
			Profit reserves
	Capital Stock	Capital reserves	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total
Balances as at December 31, 2017	9,866,298	416,162	718,759	5,894,060	1,271,403	(16,487)	989	‐	18,151,184
Impact of initial adoption of new accounting pronouncements (note 2.f)	‐	‐	‐	(62,119)	‐	‐	‐	‐	(62,119)
Balances as at December 31, 2017, adjusted	9,866,298	416,162	718,759	5,831,941	1,271,403	(16,487)	989	‐	18,089,065

Total comprehensive income for the year
Net income for the year								2,545,101	2,545,101
Remeasurement of post-employment benefit obligation	-	-	-	-	‐	-	(142)	-	(142)
Total comprehensive income for the year	‐	‐	‐	‐	‐	‐	(142)	2,545,101	2,544,959
Total contributions from shareholders and distributions to shareholders
Stock options (Note 24.b)	-	(4,071)	-	-		‐	-	-	(4,071)
Purchases of treasury shares, net of disposals	-	-	-	-		7,964	-	-	7,964
Allocation of net profit for the year:
Legal Reserve (note 24)	-	-	119,933	-		-	-	(119,933)	‐
Interest on equity (note 24)	-	-	-	-		-		(849,994)	(849,994)
Constitution of tax benefit reserve (note 24)	-	-			146,455	-	-	(146,455)	‐
Constitution of reserve for expansion (note 24)	-	-	-	1,428,719		-	-	(1,428,719)	‐
Unclaimed dividends (note 24)	-	-	-	6,914		-	-	‐	6,914
									‐
Total contributions from shareholders and distributions to shareholders	‐	(4,071)	119,933	1,435,633	146,455	7,964	‐	(2,545,101)	(839,187)
Balances as at December 31, 2018	9,866,298	412,091	838,692	7,267,574	1,417,858	(8,523)	847	‐	19,794,837

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Fiscal years ended December 31
(In thousands of Reais)
			Profit reserves
	Share capital	Capital reserve	Legal reserve	Reserve for expansion	Tax benefit reserve	Treasury shares	Accumulated other comprehensive income	Retained earnings	Total

Balances as at December 31, 2016	9,866,298	405,239	657,034	5,103,908	1,158,910	(3,369)	(507)	-	17,187,513

Total comprehensive income for the year
Net income for the year								1,234,507	1.234.507
Remeasurement of post-employment benefit obligation	-	-	-	-		-	(694)	-	(694)
Cash flow hedge	-	-	-	-		-	2,190	-	2.190
Total comprehensive income for the year	-	-	-	-		-	1,496	1,234,507	1.236.003

Total contributions from shareholders and distributions to shareholders
Stock options (Note 24.b)	-	10,923	-	-		-	-	-	10.923
Purchases of treasury shares, net of disposals	-	-	-	-		(13,118)	-	-	(13.118)
Allocation of net income for the year:
Legal reserve (Note 24)	-	-	61,725	-		-	-	(61,725)	-
Dividends declared (Note 24)	-	-	-	-		-		(103,325)	(103.325)
Interest on shareholders’ equity (Note 24)	-	-	-	-		-		(189,991)	(189.991)
Reserve for tax benefit (Note 24)	-				112,493	-	-	(112,493)	-
Reserve for expansion (Note 24)	-	-	-	766,973		-	-	(766,973)	-
Dividends recorded directly in shareholder’s equity	-	-	-	23,179		-	-	-	23.179
									-
Total contributions from shareholders and distributions to shareholders	-	10,923	61,725	790,152	112,493	(13,118)	-	(1,234,507)	(272.332)
Balances as at December 31, 2017	9,866,298	416,162	718,759	5,894,060	1,271,403	(16,487)	989	-	18,151,184

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
Fiscal years ended December 31
(In thousands of Reais)

	Notes	2019	2018	2017
Operating activities
Income before income and social contribution taxes		4,536,067	1,880,190	1,435,516
Adjustments to reconcile income with net cash from operations
Depreciation and amortization		5,128,981	3,954,321	4,013,671
(Gain) loss on the sale of property, plant and equipment (leaseback)		‐	-	1,801
Residual value of property, plant and equipment and intangible assets written off		32,411	9,700	54,104
Interest from obligations arising from asset retirement obligation		226	648	428
Provision for legal and administrative proceedings	23	547,691	551,191	372,469
Monetary adjustments to deposits, administrative and legal proceedings		200,469	297,529	97,805
Interest, monetary and exchange variations of borrowings and other financial adjustments		(950,675)	(35,450)	521,570
Lease interest payable	30	821,463	266,328	257,305
Lease interest receivable	29	(6,422)	(25,664)	(22,709)
Provision for doubtful debts	27	748,291	544,881	316,387
Stock options	25	3,443	(1,424)	10,923
		11,061,945	7,442,250	7,059,270
Decrease (increase) in operating assets
Trade accounts receivable		(1,027,131)	(1,028,791)	99,674
Taxes and contributions recoverable		(1,601,276)	175,116	162,705
Inventory		(20,219)	(59,274)	20,149
Prepaid expenses		100,917	56,792	(40,490)
Judicial Deposit		296,486	30,478	(53,217)
Other current assets		5,059	133,831	(26,129)
Increase (decrease) in operating liabilities
Payroll and related charges		6,736	(50,765)	50,171
Suppliers		(401,200)	331,736	523,419
Taxes, charges and contributions		40,045	187,170	(177,478)
Authorizations payable		(100,182)	(104,582)	(895,964)
Payments for legal and administrative proceedings	23	(715,203)	(536,646)	(439,670)
Deferred revenues		(204,355)	(193,599)	(415,651)
Other current liabilities		(215,063)	(40,373)	(165,598)
Cash generated by operations		7,226,559	6,343,343	5,701,191
Income tax and social contribution paid		(161,833)	(213,956)	(297,079)
Net Cash from Operations		7,064,726	6,129,387	5,404,112

Cash from Investment Activities
Marketable securities		131,742	(21,460)	(288,658)
Additions to property, plant and equipment and intangible assets		(3,853,484)	(3,831,906)	(4,147,907)
Cash received from property, plant and equipment sales		-	-	13,850
Receipt of financial leases		9,100	22,946	22,140

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARY
STATEMENT OF CASH FLOWS
Fiscal years ended December 31
(In thousands of Reais)
	Notes	2019	2018	2017
Net cash used in investment activities		(3,712,642)	(3,830,420)	(4,400,575)
Cash from financing activities
New borrowing		1,000,000	166,548	646,853
Repayment of borrowing		(723,500)	(3,359,074)	(2,890,565)
Interest paid – borrowing and financings		(96,649)	(193,333)	(380,005)
Payment of financial lease		(800,621)	(9,898)	(14,340)
Interest paid - Leases		(785,091)	(242,512)	(204,849)
Derivative Financial Instruments		32,761	37,044	17,677
Purchases of treasury shares, net of disposals		435	5,317	(13,118)
Dividends and interest on shareholders’ equity paid		(770,139)	(588,247)	(332,658)
Net cash used in financing activities		(2,142,804)	(4,184,155)	(3,171,005)

Increase (decrease) in cash and cash equivalents		1,209,280	(1,885,188)	(2,167,468)

Cash and cash equivalents at the beginning of the year		1,075,530	2,960,718	5,128,186
Cash and cash equivalents at the end of the year		2,284,810	1,075,530	2,960,718

	2019	2018	2017

Non – cash transactions
Additions to property, plant and equipment and intangible assets, without cash effects	(6,653,985)	(38,944)	(48,957)
Increase in lease liabilities, without cash effects	6,653,985	38,944	48,957

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

1.   Operations

1. a Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or the “Company”) is a publicly-held corporation based in the city of Rio de Janeiro, State of Rio de Janeiro, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and held 66.58% of the capital of TIM Participações as at December 31, 2019 and 2018.

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

Corporate reorganization

On July 25, 2017, the meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular S.A. and Intelig Telecomunicações Ltda. (“Intelig”) through the takeover of TIM Celular by Intelig. On September 6, 2017, the corporate act transforming Intelig into a closely-held joint stock company was annotated, and its corporate name was changed to TIM S.A. On September 30, 2018, the Company’s Management had obtained from third parties all approvals and consents required to perform the said restructuring. As a result, the Company’s Management proceeded with the merger on October 31, 2018, based on the net book assets of TIM Celular, in the amount of R$17,035,254, in accordance with the valuation report issued by independent experts. Also, as a result of this corporate restructuring, the amount of R$952,368 relating to deferred income tax assets arising from tax losses and the negative base of TIM S.A. were recognized on September 30, 2018 (Note 10).

The changes in TIM Celular’s equity between the date of the report and the merger were transferred, absorbed and incorporated into the operating income of TIM S.A., as set forth in the protocol of the merger. As a result of the merger, all TIM Celular operations were transferred to TIM S.A., which succeeded it in all its assets, rights and liabilities, universally and for all purposes of the law.

Direct subsidiary – TIM S.A.

TIM S.A. (current name of INTELIG TELECOMUNICAÇÕES LTDA. and successor by merger of TIM CELULAR S.A.)

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The Company holds 100% of TIM S.A.’s capital. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long-Distance and International Long-Distance Voice Services, Personal Mobile Service (“SMP”) and Multimedia Communication Services (“SCM”) in all Brazilian states and in the Federal District.

2.   Basis for preparation and disclosure of the financial statements

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

The significant accounting policies applied to the preparation of this financial statements are described below and/or presented in the respective notes. These policies were consistently applied to the years presented, unless otherwise indicated.

a.    General preparation and disclosure criteria

The financial statements were prepared taking into account the historical cost as the base value as well as financial assets and liabilities (including derivative financial instruments) measured at fair value.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The exception to this procedure involves deferred income tax and social contribution balances (assets and liabilities) and contingent liabilities that are fully classified as long-term.

Interests paid are classified as financing cash flow in the statement of cash flows as it represents costs of obtaining financial resources.

b.    Functional currency and presentation currency

The presentation currency for the financial statements is the Real (R$), which is also the functional currency for the company consolidated in these financial statements.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet published by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

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

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the acquired assets, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances, unrealized gains and losses related to these transactions, are eliminated. The accounting policies of the subsidiary were adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The dates of the financial statements used in the consolidation are the same for all Group companies.

e. Approval of the financial statements

These financial statements were approved by the Company’s Board of Directors on April 17, 2020.

f. New standards, amendments and interpretations of standards

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

I) Among the new standards that became effective as of January 1, 2019 issued by the IASB, the following standards had a material impact on the Company’s consolidated financial statements:

IFRS 16 – “Leases”

In July 2014, the IASB issued IFRS 16, which replaced IAS 17 and refers to annual periods beginning on or after January 1, 2019 and approved by the CVM on December 21, 2017.

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
(ii)

Retrospectively, with the cumulative effect of the initial application of this pronouncement, recognized as an adjustment to the opening balance of retained earnings (or other component of the shareholders’ equity, as appropriate) as at the date of initial application.

The Company decided to adopt IFRS16 retrospectively, while the cumulative effect of the initial application is recognized on the date of initial application, that is, January 1, 2019. Additionally, the Company decided to take practical steps in its initial adoption of the standard, such as: (i) non-revaluation of financial lease agreements previously recognized according to IAS 17 upon initial measurement of financial lease liabilities, according to the new accounting pronouncement, and IFRIC 4; (ii) exclusion of lease agreements expiring in the next 12 months and unlikely to be renewed by the Company and the exclusion of leasing contracts considered of low value; (iii) non-application of this new standard to agreements not previously identified as leases, using IAS 17 and IFRIC 4; and (iv) application of a single discount rate to the leasing portfolio with reasonably similar characteristics (such as leasing with a similar remaining leasing period for a similar class of underlying assets in a similar economic setting).

The Company had a significant number of lease agreements under which it is the lessee. Currently, a portion of these contracts are recognized as operating leases, and their payments are recorded on a straight-line basis throughout the period of the contract. The Company concluded the study of impacts of this new standard on its financial statements, which included: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) a detailed review of the nature of the various lease agreements inherent in the telecommunications industry; (iii) use of assumptions to calculate the discount rate, which was based on the incremental interest rate for the period of the agreement, among other things. Furthermore, given the relevance of the infrastructure lease agreements, specifically for transmission towers, the Company decided to separately recognize the lease and non-lease components for this class of assets.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The increase in lease liabilities due to the recognition of the right-of-use of the assets results in an increase in the Company's net debt, being the depreciation and interest charges recognized in the statement of income as a replacement of the operating lease expenses.

In qualitative terms, the main transactions to be impacted by the new standard include: lease of vehicles, lease of stores and kiosks in shopping malls, lease of sites, land and sharing of infrastructure.

The table below presents the principal effects of the adoption of IFRS16 in the opening balances as at January 1, 2019.

	Originally reported	Adjustments	Balances under IFRS 16
	Jan 1st, 2019		Jan 1st, 2019
Assets	31,957,889	5,256,114	37,214,003

Current assets	5,998,126	(8,742)	5,989,384
Trade accounts receivable	2,838,808	‐	2,838,808
Inventories	183,059	‐	183,059
Prepaid expenses (a)	272,060	(8,742)	263,318
Other assets	2,704,199		2,704,199
Non-current assets	25,959,763	5,264,856	31,224,619
Long-term receivables	4,074,137	(471)	4,073,666
Trade accounts receivable	130,308		130,308
Prepaid expenses (a)	74,381	(471)	73,910
Other assets	3,869,448		3,869,448
Property, plant and equipment (b)	11,203,622	5,265,327	16,468,949
Intangible assets	10,682,004		10,682,004

Liabilities and Shareholders’ Equity	31,957,889	5,256,114	37,214,003

Total Liabilities	12,163,052	5,256,114	17,419,166
Current Liabilities	7,075,379	785,065	7,860,444
Financial leasing (c)	205,048	785,065	990,113
Other liabilities	6,870,331		6,870,331
Non-Current Liabilities	5,087,673	4,471,049	9,558,722
Financial leasing (c)	964,289	4,471,049	5,435,338
Deferred income tax and social contribution	‐		‐
Other Liabilities	4,123,384		4,123,384
Shareholders’ Equity	19,794,837	‐	19,794,837
Capital stock	9,866,298		9,866,298
Revenue reserves	9,928,539		9,928,539

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

During the fiscal year ended December 31, 2019, the new accounting standards had the following impact on the income statement:

	Statements of income
	Balances without	Adjustments	Balances with
	IFRS 16		IFRS 16

Net revenue from services	16,597,155	‐	16,597,155
Net revenue from products	780,039	‐	780,039
Net revenue	17,377,194	‐	17,377,194
Cost of services provided and goods sold (a), (d)	(4,494,914)	1,193,407	(3,301,507)
	12,882,280	1,193,407	14,075,687
	(4,554,127)	122,278	(4,431,849)
Operating income (expenses)
Selling expenses (e)	(4,800,325)	70,935	(4,729,390)
General and administrative expenses (f)	(1,029,343)	51,343	(978,000)
Other revenues (expenses), net	1,275,541	‐	1,275,541
	8,328,153	1,315,685	9,643,838

Depreciation and amortization (g)	(4,188,837)	(940,144)	(5,128,981)

Financial income (expenses)	613,533	(592,323)	21,210

Income before income and social contribution taxes	4,752,849	(216,782)	4,536,067

Income and social contribution taxes (h)	(987,646)	73,706	(913,940)
Net income for the year	3,765,203	(143,076)	3,622,127

There is no material impact on other comprehensive results or basic diluted earnings per share.

	Statement of Cash Flows
	Balances without	Adjustments	Balances with
	IFRS 16		IFRS 16
Net income for the period before income tax and social contribution	4,752,850	(216,783)	4,536,067
Adjustments to reconcile net income to net cash generated by activities
Lease interest payable	229,139	592,324	821,463
Depreciation and amortization	4,188,837	940,144	5,128,981
Net cash from operations	5,749,042	1,315,684	7,064,726
Net cash invested in investment activities	(3,721,742)	-	(3,721,742)
Net cash used in financing activities	(827,120)	(1,315,684)	(2,142,804)
Increase in cash and cash equivalents	1,209,280	-	1,209,280
Cash and cash equivalents at the beginning of the year	1,075,530	-	1,075,530
Cash and cash equivalents at the end of the year	2,284,810	-	2,284,810

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The principal adjustments arising from the new standard are as follows:

(a) Reclassification of the agreement for reciprocal assignment with consideration for fiber optic infrastructure previously classified as prepaid expenses (Note 11) for property, plant and equipment – right-of-use under lease;

(b) Recognition of the asset – right-of-use under lease of the lease payments eligible for the new standard;

(c) Increase in the Company’s net debt due to the recognition of the lease liability as required by the standard;

(d) Leasing – infrastructure (network, land and fiber optics);

(e) Leasing – stores & kiosks and vehicles;

(f) Leasing – administrative buildings and vehicles;

(g) Recognition of the depreciation of the assets mentioned above;

(h) Tax impact on the adjustments from the new standard.

IFRIC 23  – Uncertainty about the treatment of income taxes

The Interpretation deals with the accounting of taxes on profit in cases where the tax treatments involve uncertainty affecting the application of IAS 12 - Income Tax and does not apply to taxes outside the scope of IAS 12, nor specifically includes the requirements relating to interest and fines associated with uncertain tax treatments. The Interpretation specifically addresses the following:

  How to apply the tax legislation to specific transactions or circumstances;
  Or if the tax authorities would accept a specific tax treatment adopted by the entity. If the entity considers that a given tax treatment may not be accepted, the entity must use estimates (most probable or expected amount) to determine the tax treatment (taxable income, tax bases, tax liabilities not used, tax assets not used), income tax rates and others. This decision must rely on the method that provides the best estimates for resolution of the uncertainty.

The Company’s Management concluded that the application of this standard did not significantly impact the financial statements, since the most important judicial proceedings involving income tax and social contribution, as disclosed in Note 23, are considered by the administration and the legal counsels as being “more likely than not” in the arguments of the judicial spheres.

II) The following new standards were issued by International Standards Board (IASB) but are not in force for the period ended December 31, 2019.

·        IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17 – Insurance Contracts. The general purpose of IFRS 17 is to provide an accounting model for insurance contracts that is most useful and consistent for insurers.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

·        IFRS 3: Definition of business

In October 2018, the IASB issued changes to the business definition in IFRS 3 to help entities determine whether an acquired set of activities and assets consists of or not in a business. They clarify the minimum requirements for a company, eliminate the assessment of whether market participants are capable of replacing any missing elements, include guidance to help entities assess whether an acquired process is substantive, better delimit business and product definitions, and introduce an optional fair value concentration test. New illustrative cases have been provided along with the changes.

As the changes apply prospectively to transactions or other events that occur on or after the first application, the Company will not be affected by these changes on the transition date.

·        IAS 8: Definition of material omission

In October 2018, the IASB issued amendments to IAS 1 and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of 'material misstatement' or 'material misstatement' across the standards and clarify certain aspects of the definition. The new definition states that: "the information is material if its omission, misstatement or obscureness could reasonably influence decisions that major users of general purpose financial statements make on the basis of those financial statements, which provide financial information about entity-specific reporting.

These changes are not expected to have a significant impact on the Company's consolidated financial statements.

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Any reorganization activities to which the Company has not yet committed itself on the financial statements disclosure date, or any material future investments aimed at improving the asset base of the cash generating unit being tested, are excluded for the purpose of impairment testing.

The main non-financial assets valued this way were goodwill based on the future profitability recorded by the Company (Note 14) and its tangible assets.

(b)   Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force and IAS 12. This process normally includes complex estimates to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carry-forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

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

(f)   Leasing

The Company has a significant number of lease agreements in which it is the lessee, whereby with the adoption of accounting standard IFRS 16 – Leasing, as disclosed in Note 2.f., the Company’s Management made certain judgments when measuring the lease liability and the right-of-use assets, such as: (i) an estimation of the lease term, considering a non-cancelable period and the periods covered by options to extend the lease term, where such exercise depends only on the Company and is reasonably certain; (ii) use of certain assumptions to calculate the discount rate.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The Company is not able to readily determine the interest rate implicit in the lease and therefore considers its incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when borrowing, for a similar term and with similar collateral, the resources necessary to obtain the asset with similar value to the asset with similar right of use in a similar economic environment. Therefore, this assessment requires management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers in this estimate aspects that are specific to the Company (such as the cost of the subsidiary's debt). The Company´s average incremental rate is 10.55% for an average lease term as described in note 13.

4    Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon initial recognition.

	2019	2018

Cash and banks	101,928	93,960
Unrestrictedly available financial investments:
CDBs/Repurchases	2,182,882	981,570

	2,284,810	1,075,530

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short-term obligations of the Company.

The annual average return on the Company’s investments in CBDs and Repurchases is 99.95% (100.27% at December 31, 2018) of the Interbank Deposit Certificate (“CDI”) rate.

5    Marketable securities

	2019	2018

FUNCINE (3)	3,849	5,229
Fundo Soberano (4)	7,329	14,472
FIC: (1)
Government securities	179,390	292,708
Repo transactions (2)	216,196	289,352
Financial bills	105,857	96,868
Other (5)	145,707	91,441
	658,328	790,070

Current portion	(654,479)	(784,841)
Non-current portion	3,849	5,229

(1) In August 2017, the Company invested in open-ended Investment Funds in Units (“FICs”). The Funds are mostly made up of government securities and instruments of first-tier financial institutions. In 2019, the average yield of FICs was 99.67% (100.81 % as in December 31, 2018) of the variation of the CDI rate.

(2) “Repo transactions” are securities issued by banks with a commitment to repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, in order to use the tax benefit of deductibility for income and social contribution tax purposes the Company invested the amount of R$3 million in the National Film Industry Financing Fund (“FUNCINE”). In 2018, the Company opted to make new investments in FUNCINE in the months of October and December in the total amount of R$2.4 million. In June 2019, the Company made new investments in the amount of R$2.2 million. The average remuneration in 2019 of FUNCINE was 9.18%.

(4) “Fundo Soberano” includes federal securities only. The average remuneration in 2019 was 97.62% of the variation of the CDI rate.

(5) Represented by: Debentures, FIDC, Trade Bills, Promissory Notes, Bank Credit Notes.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

6    Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) up to the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less the provision for expected credit losses ("impairment").

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

The fair value of trade accounts receivable equals the carrying value recorded as at December 31, 2019 and 2018. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowing (Note 19).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	2019	2018
Trade accounts receivable	3,287,855	2,969,116

Gross accounts receivable	4,061,932	3,656,044

Billed services	2,076,569	1,733,229
Unbilled services	858,418	774,484
Network use (interconnection)	438,168	455,228
Sale of goods	670,573	691,312
Contractual asset (note 22)	15,142	130
Other accounts receivable	3,062	1,661

Provision for expected credit losses	(774,077)	(686,928)

Current portion	(3,184,780)	(2,838,808)
Non-current portion	103,075	130,308

The non-current portion includes the amount of R$68.639 (R$102.960 on December 31, 2018) related to accounts receivable from other telephone carriers, recorded at present value considering the period and implicit interest rate in the transaction.

Change in provision for expected credit losses, recorded as an asset reducing account, were as follows:

	2019	2018

Opening balance	686,928	464,745

Setup of provision (note 27)	748,291	544,881
Impact of adopting IFRS 9	-	130,137
Write-off of provision	(661,142)	(452,835)

Final Balance	774,077	686,928

The aging of accounts receivable is as follows:

	2019	2018

Total	4,061,932	3,656,044

Falling due	2,576,307	2,459,315
Overdue up to 30 days	328,457	308,744
Overdue up to 60 days	146,200	144,309
Overdue up to 90 days	149,852	117,759
Invoices overdue more than 90 days	861,116	625,917

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

7    Inventory

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to their net realizable value (selling price) when this amount is less than the average acquisition cost.

	2019	2018

Total inventories	203,278	183,059

Inventory	214,889	189,826
Mobile handsets and tablets	146,295	145,819
Accessories and prepaid cards	61,436	33,621
TIM chips	7,158	10,386

Losses on adjustment to realizable amount	(11,611)	(6,767)

8.   Indirect taxes, charges and contributions recoverable

	2019	2018

Indirect taxes, charges and contributions recoverable	1,243,633	1,192,765

ICMS	1,201,502	1,152,741
Others	42,131	40,024

Current portion	(420,284)	(280,254)
Non-current portion	823,349	912,511

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

9.   Direct taxes, charges and contributions recoverable

	2019	2018

Direct taxes, charges and contributions recoverable	3,762,800	905,521

Income tax (IR) and social contribution (CS) (i)	428,443	414,408
PIS / COFINS (ii)	3,244,549	384,093
Others	89,808	107,020

Current portion	(1,395,193)	(347,505)
Non-current portion	2,367,607	558,016

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

i) The amounts corresponding to income and social contribution taxes are substantially related to: (a) advances made over the period during which the use will take place at the closing of the current year and any balances in the next year; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be more than 12 months later.

(ii) The PIS/COFINS amounts recoverable mainly refer to credits from a legal proceedings filed by TIM Celular S.A. (ultimately merged into TIM S.A., as well as TIM S.A. itself, with a favorable final decision in Higher Courts which discussed the exclusion of the ICMS from the PIS and COFINS tax bases. According to the Company's internal evaluation, we expect to use such credits within the statute of limitations of up to 5 years.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions. TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), as the surviving company from the merger of TIM Celular S.A. and other entities existing in the Group in the past, which had filed proceedings of the same nature), has been challenging this issue in court since 2006, with effects retroactive to five years, as permitted by the legislation.

In  June 2019, by reason of a final and without appeal decision and calculation of values, the amount of R$2,875 million was recorded, being R$1,720 million of which corresponds to the principal, and R$1,155 million to monetary adjustments (amounts relating to TIM Celular S.A., which merged into TIM S.A. in October 2018).

In September 2019, because a final, non-appealable judgment was entered and amounts were awarded, the amount of R$148 million was recorded, of which R$75 million corresponds to the principal, and R$73 million to monetary adjustments, and such amounts being related to TIM S.A. itself (when it still did business under the name Intelig Telecomunicações Ltda.).

The amount recorded are updated monthly at the interest rate equivalent to the reference rate of the Special Settlement and Custody System (Selic), available on the website of the Brazilian Federal Revenue.

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Supervisory Board and Statutory Audit Committee and approved by other Management bodies, indicate the likelihood of the future realization of those tax balances.

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

As at December 31, 2019 and 2018, the prevailing tax rates were 25% for income tax and 9% for social contribution. In addition, there is no statute of limitation in regard to the income tax and social contribution carried forward losses, which it can be offset by up to 30% of the taxable profit reached at each fiscal year, according to the current tax legislation.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The amounts recorded are as follows:

	2019	2018

Losses carried forward – income tax and social contribution	800,711	896,100
Temporary differences:
Provision for legal and administrative proceedings	295,853	293,349
Losses from doubtful accounts	271,611	244,428
Adjustments to present value – 3G license	7,182	9,124
Deferred income tax on accounting adjustments	56,208	58,268
Lease of LT Amazonas infrastructure	27,434	24,978
Profit sharing	23,704	22,181
Taxes with suspended enforceability	12,872	12,872
Amortized goodwill – TIM Fiber	(370,494)	(370,494)
Derivative financial instruments	(13,139)	(22,551)
Capitalized interest on 4G authorization	(291,783)	(301,525)
Deemed costs – TIM S.A.	(67,748)	(82,042)
Exclusion of ICMS from PIS and COFINS calculation bases	(1,023,928)	‐
IFRS16 Lease	209,234	-
Other	87,214	74,821
	24,931	859,509

Unrecognized deferred income tax and social contribution Taxes with suspended enforceability	(72,665)	(57,538)
	(47,734)	801,971

Deferred tax assets portion	‐	801,971
Deferred tax liabilities portion	(47,734)	‐

TIM S.A.

As previously communicated to the market, TIM Celular S.A. merged into TIM S.A. (previously named “Intelig Telecomunicações Ltda.”) on October 31, 2018 with the main objective of reducing the operating costs of the companies involved, creating synergies and enabling the achievement of the corporate purposes of the two companies. Thus, after the merger, tax credits may also arise from tax losses and negative social contribution base on the income of TIM S.A., considering that the latter, based on the consolidated results of TIM Celular after the said merger, estimates that the taxable income will be sufficient to use the said deferred credits.

On September 30, 2018 the Company recorded total deferred tax assets of R$952,368 arising from amounts that may be used as tax losses (R$702,619) and the negative base of social contribution on income (R$249,749), since all of the factors required for the merger were controlled by Management, such as: (i) the feasibility studies regarding the use of tax benefits was completed and approved by the Company’s governance bodies, as provided for in CVM 371/02; (ii) definition of the actual corporate restructuring schedule upon the merger; (iii) obtaining of approvals and/or consent of third parties (ANATEL and BNDES) by the Company, among other factors.

Due to the final unappealable decision issued by the Higher Courts in favor of TIM Celular S.A. (absorbed by TIM S.A.) in the action that discussed the exclusion of the ICMS from the base of calculation of PIS and COFINS contributions, a tax credit of R$2,875.5 million (R$ 2,862.7 million in December 31, 2019), including the principal amount and monetary adjustments, was recognized in the accounts in June 2019.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

In September 2019, due to a final unappealable decision and calculation of amounts, the amount of R$148 million (R$ 149 million in December 31, 2019), was recorded relating to TIM S.A.

For purposes of IRPJ and CSLL taxation, the Company’s management, supported by the legal opinions of external counsels, decided to defer it until the moment that the credit is financially available. Thus, a deferred tax liability was recorded regarding the full amount of R$1,039.7 million.

Expectation of recovery of tax credits

The estimates regarding the recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of the tax year of 2019.

Based on these projections, the Company expects to recover the credits as follows:

Deferred income tax and social contribution
2020	229,151
2021	275,425
2022	296,135
2023	-
Tax losses and negative base	800,711

Temporary differences	(848,445)

Total	(47,734)

The subsidiary has set up deferred income and social contribution tax credits on its total tax losses, negative basis of social contribution and temporary differences, based on the history of profitability and projected future taxable earnings.

The subsidiary used credits related to tax losses carried forward and the negative basis of social contribution in the amount of R$91,731 for the period ended December 31, 2019 (R$85,812 on December 31, 2018).

Unrecognized deferred tax assets

Considering that TIM Participações S.A. does not carry out activities that could generate taxable profits, deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$125,876 as at December 31, 2019 (R$107,092 on December 31, 2018) were not recognized.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

11.  Prepaid expenses

	2019	2018

	245,524	346,441
Advertising not released (1)	854	76,651
Rentals and insurance	75,809	78,005
Network Swap (2)	‐	11,449
Incremental costs for obtaining customer contracts (3)	158,093	173,056
Others	10,768	7,280

Current portion	(175,868)	(272,060)
Non-current portion	69,656	74,381

(1) Represents the early payment of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period during which the advertising was broadcast.

(2) On April 1, 2010, the subsidiary TIM S.A. and GVT entered into an onerous contract and a reciprocal agreement for the assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenue (current and non-current) and is amortized to income according to the contract’s term. This contract is within the scope of IFRS 16. Therefore, it was reclassified to right-of-use in leases under property, plant and equipment, as shown in Note 2.f.

(3) This is mainly represented by incremental costs related to sales commissions paid to sales agents in order to obtain customer contracts arising from the adoption of IFRS 15, which are deferred to income according to the term and/or economic benefit of the contract, which is usually two years.

12.  Judicial deposits

These are recorded at their historical costs and updated according to the legislation in force:

	2019	2018

	1,006,899	1,345,113

Civil	355,093	334,028
Labor	245,928	492,000
Tributary	203,110	299,310
Regulatory	111	111
Online attachment (*)	202,657	219,664

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed periodically and, when identified, is reclassified to one of the other specific accounts of judicial deposits.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some legal proceedings challenging the amounts fixed by ANATEL to leave certain transmission sub-bands to allow the implementation of 4G technology. In this case, the updated court deposit amounted to R$69,326 (R$66,700 as at December 31, 2018).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third-party service providers.

The reduction is substantially due to the closure of several court cases offset by the corresponding court deposits.

Tax

The Company and its subsidiary have made court deposits related to various current tax court proceedings. These deposits refer mainly to the following matters:

(i)

Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is likely to give a favorable judgment. The current value of these deposits is R$73,326 (R$74,358 as at December 31, 2018).

(ii)

Liability for CPMF on the Company’s capitalization of loans; recognition of the right not to pay contributions allegedly due on mere changes in the ownership of current accounts as a result of a takeover. The current value of these deposits is R$10,342 (R$10,026 as at December 31, 2018).

(iii)

Constitutionality of the collection of the Operations Monitoring Charge (“TFF”) by a number of municipal authorities. The current value of these deposits is R$18,401 (R$16,719 as at December 31, 2018).

(iv)

Failure to approve the offsetting of federal debts against credits for withholding tax (“IRRF”) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$11,173 (R$10,868 as at December 31, 2018).

(v)

Liability for ISS (Tax on Services) on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station (“BTS”) maintenance services, for ISS on the Company’s services and for ISS on co-billing services and software licensing (Blackberry). The Company´s right is to take advantage of the benefit of spontaneous declaration in order to reverse confiscatory fines for late payment. The current value of these deposits is R$7,878 (R$7,519 as at December 31, 2018).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(vi)

Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on amounts related to communications services charged for access, subscription, activation, habilitation availability, subscription and use of services, among others. The current value of these deposits is R$3,457 (R$4,793 as at December 31, 2018).

(vii)	Requirement by ANATEL of the Public Price Referring to the Administration of Numbering Resources. The current value of these deposits is R$3,471 (R$3,380 as at December 31, 2018).

(viii)

Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by the Telecommunications Services Universalization Fund (“FUST”). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base interconnection and Industrial Exploration of Dedicated Line (“EILD”) revenue, as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The current value of these deposits is R$57,943 (R$56,088 as at December 31, 2018).

13   Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values. At December 31, 2019 and 2018 the Company has no indication of impairment in its fixed assets.

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

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenue), net” in the statement of income.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(a)     Changes in property, plant and equipment

	Balance for Dec/18	Adoption of IFRS 16	Additions	Disposals	Transfers	Other changes (*)	Balance for Dec/19
Total cost of property, plant and equipment, gross	33,832,803	5,256,114	4,855,684	(183,384)	-	(408,118)	43,353,099
Commutation/transmission equipment	20,806,249	‐	17,662	(133,789)	2,121,907	-	22,812,029
Fiber optic cables	762,175	‐	‐	‐	51,414	-	813,589
Leased handsets	2,313,945	‐	519	(20,194)	195,725	-	2,489,995
Infrastructure (i)	6,133,810	‐	‐	(18,684)	294,851	(313,130)	6,096,847
Informatics assets	1,679,328	‐	‐	(9,366)	51,289	-	1,721,251
General use assets	796,839	‐	‐	(623)	63,289	-	859,505
Rights-of-use in leases (ii) (Note 2.f)	‐	5,256,114	1,772,290	‐	-	(94,988)	6,933,416
Land	40,794	‐	‐	‐	‐	-	40,794
Construction in progress	1,299,663	‐	3,065,213	(728)	(2,778,475)	-	1,585,673

Total of Accumulated depreciation	(22,629,181)	‐	(3,262,726)	150,972	‐	-	(25,740,935)
Commutation/transmission equipment	(14,936,069)	‐	(1,577,490)	129,998	‐	-	(16,383,561)
Fiber optic cables	(345,532)	‐	(65,035)	‐	‐	-	(410,567)
Leased handsets	(2,132,227)	‐	(131,341)	6,705	‐	-	(2,256,863)
Infrastructure (i)	(3,157,890)	‐	(440,224)	4,281	‐	-	(3,593,833)
Informatics assets	(1,512,114)	‐	(62,561)	9,366	‐	-	(1,565,309)
General use assets	(545,349)	‐	(45,931)	622	‐	-	(590,658)
Right-of-use in leases (ii) (Note 2.f)	‐	‐	(940,144)	‐	‐	-	(940,144)

Total property, plant and equipment, net	11,203,622	5,256,114	1,592,958	(32,412)	-	(408,118)	17,612,164
Commutation/transmission equipment	5,870,180	‐	(1,559,828)	(3,791)	2,121,907	-	6,428,468
Fiber optic cables	416,643	‐	(65,035)	‐	51,414	-	403,022
Leased handsets	181,718	‐	(130,822)	(13,489)	195,725	-	233,132
Infrastructure (i)	2,975,920	‐	(440,224)	(14,403)	294,851	(313,130)	2,503,014
Informatics assets	167,214	‐	(62,561)	‐	51,289	-	155,942
General use assets	251,490	‐	(45,931)	(1)	63,289	-	268,847
Rights-of-use in leases (ii) (Note 2.f)	‐	5,256,114	832,146	‐	-	(94,988)	5,993,272
Land	40,794	‐	‐	‐	‐	-	40,794
Construction in progress	1,299,663	‐	3,065,213	(728)	(2,778,475)	-	1,585,673

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	Balance for Dec/17	Additions/ Depreciation	Disposals	Transfers	Balance for Dec/18

Total cost of property, plant and equipment, gross	31,166,905	2,746,039	(80,141)	‐	33,832,803
Commutation/transmission equipment	18,766,840	8,974	(48,203)	2,078,638	20,806,249
Fiber optic cables	683,971	20	‐	78,184	762,175
Leased handsets	2,181,630	‐	(15,675)	147,990	2,313,945
Infrastructure	5,652,840	678	(4,562)	484,854	6,133,810
Informatics assets	1,615,325	9	(9,511)	73,505	1,679,328
General use assets	739,439	286	(2,018)	59,132	796,839
Land	40,794	‐	‐	‐	40,794
Construction in progress	1,486,066	2,736,072	(172)	(2,922,303)	1,299,663
					‐
Total Accumulated depreciation	(20,328,417)	(2,371,362)	70,598	‐	(22,629,181)
Commutation/transmission equipment	(13,373,003)	(1,610,326)	47,260	‐	(14,936,069)
Fiber optic cables	(290,699)	(54,833)	‐	‐	(345,532)
Leased handsets	(2,016,018)	(124,709)	8,500	‐	(2,132,227)
Infrastructure	(2,697,878)	(463,856)	3,844	‐	(3,157,890)
Informatics assets	(1,448,694)	(72,885)	9,465	‐	(1,512,114)
General use assets	(502,125)	(44,753)	1,529	‐	(545,349)

Total property, plant and equipment, net	10,838,488	374,677	(9,543)	‐	11,203,622
Commutation/transmission equipment	5,393,837	(1,601,352)	(943)	2,078,638	5,870,180
Fiber optic cables	393,272	(54,813)	‐	78,184	416,643
Leased handsets	165,612	(124,709)	(7,175)	147,990	181,718
Infrastructure	2,954,962	(463,178)	(718)	484,854	2,975,920
Informatics assets	166,631	(72,876)	(46)	73,505	167,214
General use assets	237,314	(44,467)	(489)	59,132	251,490
Land	40,794	‐	‐	‐	40,794
Construction in progress	1,486,066	2,736,072	(172)	(2,922,303)	1,299,663

The construction in progress represent the cost of projects in progress related to the construction of networks and/or other tangible assets in the period of their construction and installation, until the moment they come into operation, when they will be transferred to the corresponding accounts of these assets.

(*) Other changes include:

(i)

In 2019, the "Sale of Towers (leaseback)" lease had its value remeasured for better alignment with the methodology of the new IFRS 16, based on paragraph C11 of this new pronouncement and removed the projected inflation component on future receipts, in the amount of R$ 313,130.

(ii)

In the fourth quarter of 2019, the Company implemented a new tool that allowed Management to control and calculate in an automated manner the accounting effects arising from lease agreements. Through this new tool, it was possible to identify adjustments in the amount of R$94,988 of these assets (note 2).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	Lease operation - network	Lease operation - vehicles	Lease operation – Stores & kiosks	Lease operation - Property	Lease operation – Land (Network)	Total

Balances as at January 01, 2019	2,625,145	6,792	375,286	1,540,685	708,206	5,256,114
Additions in the period, net of cancellation	928,682	5,045	191,597	322,067	324,899	1,772,290
Remensuration	5,841	(500)	5,895	(138,967)	32,743	(94,988)
Depreciation	(387,526)	(4,349)	(93,306)	(183,872)	(271,091)	(940,144)
Balances as at December 31, 2019	3,172,142	6,988	479,472	1,539,913	794,757	5,993,272
Useful Life - %	10.98	44.81	21.04	11.97	31.25

In the fourth quarter of 2019, the Company implemented a new tool that allowed Management to control and calculate in an automated manner the accounting effects arising from lease agreements. Therefore, this new tool allowed Management to make individualized calculations, both in relation to the measurement of the effects of assets and liabilities of leases, and also in relation to the monthly calculation of depreciation and interest that affect the result, which prior to the implementation of this new tool were made considering an average depreciation term and discount rate for each asset class (for example: land and infrastructure sharing).

Therefore, through this new tool, it was possible to re-measure the depreciation and amortization accounts, financial income (expenses) and, consequently, income tax and social contribution resulting from the individualized calculations that were made.

(b)Depreciation rates

Annual Rate %
Commutation/transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Leased assets	14.28 to 50
Infrastructure	4 to 20
Informatic assets	10 to 20
General use assets	10 to 20

In 2019, pursuant to IAS 16, approved by a CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

14.  Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable) and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, and (ii) goodwill on expectation of future profits in purchases of companies.

Amortization charges are calculated using the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets. As at December 31, 2019 and 2018, the Company has no indication of impairment in its intangible assets of defined and indefinite useful life.

The amounts of the SMP authorizations and rights to use radio frequencies, as well as software, goodwill and other items, were recorded as follows:

(a) Changes in intangibles

	Balance for Dec/18	Additions/ Amortization	Transfers	Other Changes (g)	Balance for Dec/19

Total cost of intangible assets, gross	29,366,779	961,213	‐	(98,633)	30,229,359
Right to use software	17,142,641	‐	1,041,741	‐	18,184,382
Authorizations	7,638,970	26,968	2,255,625	(109,770)	9,811,793
Goodwill	1,527,219	‐	‐	‐	1,527,219
Right to use infrastructure - LT Amazonas	198,202	‐	‐	(28,874)	169,328
Other assets	307,654	‐	19,708	‐	327,362
Intangible assets under development	2,552,093	934,245	(3,317,074)	40,011	209,275

Accumulated amortization	(18,684,775)	(1,876,258)	‐	‐	(20,561,033)
Right to use software	(13,681,086)	(1,412,080)	‐	‐	(15,093,166)
Authorizations	(4,845,642)	(432,771)	‐	‐	(5,278,413)
Right to use infrastructure - LT Amazonas	(52,441)	(7,763)	‐	‐	(60,204)
Other assets	(105,606)	(23,644)	‐	‐	(129,250)

Total intangible assets, net	10,682,004	(915,045)	‐	(98,633)	9,668,326
Right to use software (c)	3,461,555	(1,412,080)	1,041,741	‐	3,091,216
Authorizations	2,793,328	(405,803)	2,255,625	(109,770)	4,533,380
Goodwill (d)	1,527,219	‐	‐	‐	1,527,219
Right to use infrastructure - LT Amazonas (e)	145,761	(7,763)	‐	(28,874)	109,124
Other assets	202,048	(23,644)	19,708	‐	198,112
Intangible assets under development (f)	2,552,093	934,245	(3,317,074)	40,011	209,275

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	Balance Dec/17	Additions/ Amortization	Transfers	Disposals	Capitalized interest	Balance for Dec/18

Total cost of intangible assets, gross	28,549,552	1,139,993	(479,811)	(1,270)	158,315	29,366,779
Right to use software	15,957,808	‐	1,186,103	(1,270)	‐	17,142,641
Authorizations	6,391,394	94,148	1,153,428	‐	‐	7,638,970
Goodwill	1,527,219	‐	‐	‐	‐	1,527,219
Costs with commissions to deferred sales representatives	384,455	‐	(384,455)	‐	‐	‐
List of clients	95,200	‐	(95,200)	-	-	‐
Right to use infrastructure - LT Amazonas	198,202	‐	‐	‐	‐	198,202
Other assets	270,687	‐	36,967	‐	‐	307,654
Intangible assets under development	3,724,587	1,045,845	(2,376,654)	‐	158,315	2,552,093

Accumulated amortization	(17,237,025)	(1,799,914)	350,894	1,270	‐	(18,684,775)
Right to use software	(12,265,391)	(1,416,965)	‐	1,270	‐	(13,681,086)
Authorizations	(4,497,758)	(347,884)	‐	‐	‐	(4,845,642)
Costs with commissions to deferred sales representatives	(255,694)	‐	255,694	‐	‐	‐
List of clients	(95,200)		95,200	-	-	‐
Right to use infrastructure - LT Amazonas	(42,531)	(9,910)	‐	‐	‐	(52,441)
Other assets	(80,451)	(25,155)	‐	‐	‐	(105,606)

Total intangible assets, net	11,312,527	(659,921)	(128,917)	‐	158,315	10,682,004
Right to use software (c)	3,692,417	(1,416,965)	1,186,103	‐	‐	3,461,555
Authorizations	1,893,636	(253,736)	1,153,428	‐	‐	2,793,328
Goodwill (d)	1,527,219	‐	‐	‐	‐	1,527,219
Costs with commissions to deferred sales representatives (Note 11.3)	128,761	‐	(128,761)	‐	‐	‐
Right to use infrastructure - LT Amazonas (e)	155,671	(9,910)	‐	‐	‐	145,761
Other assets	190,236	(25,155)	36,967	‐	‐	202,048
Intangible assets under development (f)	3,724,587	1,045,845	(2,376,654)	‐	158,315	2,552,093

Intangible assets under development represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, where they will be transferred to the corresponding accounts for these assets. In addition, these intangible assets were assessed for impairment as at December 31, 2019 and 2018, with no necessary adjustment.

(b) Amortization rates

Annual rate %

Right to use software	20
Authorizations	5 to 50
Right to use infrastructure	5
Other assets	7 to 10

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

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

(d) Goodwill from previous years

The Company and its subsidiary have the following goodwill based on expectations of future profitability as at December 31, 2019 and 2018:

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

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into the subsidiary TIM S.A. on August 29, 2012.

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

Impairment test

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

In 2019 the impairment test was performed comparing the carrying amount with the fair value less the costs of disposal of the asset, as provided in IAS 36.

The fair value calculation considered the hierarchy level within which the fair value measurement of the asset (cash generating unit) is classified. For TIM Participações as there is only one CGU this was classified in its entirety as Level 1, for the disposal costs we consider that it is irrelevant considering the variation between the fair value level 1 and the carrying amount of the cash generating unit.

The fair value of Level 1 instruments comprises instruments traded in active markets and based on quoted market prices at the balance sheet date. A market is viewed as active if quoted prices are readily and regularly available from an exchange, distributor, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on a purely commercial basis.

In the case of TIM Participações, its securities are traded on BOVESPA with a code (TIMP3) and have a regular trading volume that allows the measurement (Level 1) as the product between the quoted price for the individual asset or liability and the quantity held by the entity.

The measurement was made based on the share value on the balance sheet date and sensitivity tests were also performed and in none of the scenarios was identified any indication of impairment, with the fair value being higher than the carrying amount. Therefore, as the fair value is higher than the carrying amount, it is not necessary to calculate the value in use.

(e)   Infrastructure use rights - LT Amazonas

The subsidiary signed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil. Such agreements fell within the scope of IFRIC 4 and are classified as financial leases.

Additionally, the subsidiary entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs (Note 15).

(f)   Auction and payment of 4G License 700 MHz

In 2018 the Intangible assets in progress are substantially represented by costs for the development of 4G technology, which included: (i) amounts paid to obtain 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i)

On September 30, 2014, the subsidiary purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company made the payment of R$ 1,678 million, recording the remaining balance payable in the amount of R$ 61 million as a liability (note 18), as provided for in the announcement.

The subsidiary is challenging the remaining balance with Anatel, which is subject to interest rates of 1% p.m. and monetary adjustment at the IGP-DI. These amounts are capitalized by the Company. The impact for the tax year ended December 31, 2019 was R$1,636 (R$5,611 on December 31, 2018) of interest and R$735 (R$5,930 on December 31, 2018) of monetary adjustments.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(ii)

Additionally, as determined in the call notice, the Company has borne the costs for the cleaning of the frequency band purchased. The nominal amount due from the Company in relation to the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company also had an additional cost of R$295 million related to the portion that has not been bought in the auction, and that was subsequently split by ANATEL among the companies that won the auction, totaling R$1,199 million.

In order to perform the spectrum cleaning activities, in March 2015 TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “Entidade Administradora da Digitalização", or "EAD”. From 2015 to 2018, TIM, along with the other companies that won the auction, will disburse amounts in accordance with the schedule provided for in the public notice to cover the EAD costs related to these cleaning activities. Because the amount payable of R$1,199 million relates to a long-term obligation, it was reduced by R$47 million through an adjustment to Net Present Value (“NPV”).

The Company made the payments as at April 9, 2015, January 26, 2017 and January 16, 2018 in the amounts of R$370,379, R$858,991 and R$142,862, respectively.

The license mentioned above relates to the concept of a qualifying asset. Consequently, the finance charges on funds raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of 6.90 % per annum in connection with the borrowing and financing in force during the tax year. The amount capitalized during the tax year ended December 31, 2019 was R$38,375 (R$152,480 as at December 31, 2018).

In September 2019, the assets were considered in operation by Management and from this date on, the capitalization of interest and charges on this asset was closed

(g) Other changes

“Other changes” include:

(i)	the remeasurement of amounts of authorizations in accordance with Anatel Resolution 695/18 in the amount of R$109,770;

(ii)

interest capitalized as a result of the acquisition of the 4G license, in accordance with IAS 23 in the amount of R$40,011, since the respective license is an asset that qualifies for interest capitalization.

(iii)

In 2019, the item "Right to use infrastructure - LT Amazonas", had its value remeasured for better alignment with the methodology of the new IFRS 16, removing the projected inflation component on future receipts, in the amount of R$28,874.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

15   Financiale leases

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

Asset leases are financial assets registered and/or measured at amortized cost.

Assets

	2019	2018

LT Amazonas	156,378	208,049
	156,378	208,049

Current portion	(4,931)	(22,491)
Non-current portion	151,447	185,558

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary entered into network infrastructure sharing agreements with Telefônica Brasil S.A. Under these agreements, the subsidiary and Telefônica Brasil S.A. make joint investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A (Price Index Rate). The consolidated nominal amount of future installments receivable by the subsidiary is R$316,641 (R$499,823 on December 31, 2018).

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present value:

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	Nominal amount	Present Value

January 2020 to December 2020	23,206	4,931
January 2021 to December 2024	92,826	58,081
January 2025 onwards	200,609	93,366
	316,641	156,378

The present value of installments receivable is R$156,378 (R$208,049 as at December 31, 2018), consisting entirely of principal and estimated as at the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum. In 2019, its value was reassessed to better align it with the methodology of the new standard IFRS 16, removing the component of projected inflation on future income, in the amount of R$ 48,991.

Regarding the values present in the leases, this is represented by the principal amount without any projection of financial charges.

Liabilities

	2019	2018

LT Amazonas (i)	276,233	359,987
Sale of towers (leaseback) (ii)	1,192,596	1,501,695
Other (iv)	115,973	78,392
Subtotal	1,584,802	1,940,074

Other lease operations (Note 2.f) and (iii):		-
Lease– Network	3,294,261	-
Lease – Vehicles	3,005	-
Lease – Stores and kiosks	255,857	-
Lease - Properties	243,921	-
Lease - Land (network)	1,600,456	-
Lease – Fiber	798,568	-
Subtotal (IFRS 16)	6,196,068	-
Total	7,780,870	1,940,074

Current portion	(873,068)	(205,048)
Non-current portion	6,907,802	1,735,026

Interest paid in the period ended December 31, 2019 regarding IFRS16 amounted to R$592,323.

Changes to the financial liabilities of lease operations are shown in Note 36.

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

January 2020 to December 2020	44,079	8,451
January 2021 to December 2024	176,315	103,464
January 2025 onwards	381,161	164,318
	601,555	276,233

The consolidated nominal value of future installments due from the Company is R$601,555. Its present value is R$276,233, composed entirely of principal and was estimated on the date on which the agreements were signed with the transmission companies by projecting the future payments and discounting these at 14.44% per annum. Additionally, the right to use balance of LT Amazonas also includes R$70,759 related to investments in property, plant and equipment made by the Company and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties. In 2019, its value was reassessed according to the IFRS 16 calculation methodology, removing the component of projected inflation on future payments and maintaining the original discount rate for calculating present value.

Regarding the values present in the leases, this is represented by the principal amount without any projection of financial charges.

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	Nominal amount	Present value

January 2020 to December 2020	187,720	32,734
January 2021 to December 2024	750,881	449,470
January 2025 onwards	1,991,762	710,392
	2,930,363	1,192,596

The consolidated nominal amount of the sum of future installments payable by the subsidiary is R$2,930,363. The present value is R$1,192,596, consisting entirely of principal. The present value was estimated by projecting future payments discounted at the discount rates used on the transaction date, ranging from 11.01% to 17.08% per annum, and which were determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease and/or loan. In 2019, its value was reassessed according to the IFRS 16 calculation methodology, removing the component of projected inflation on future payments and maintaining the original discount rate for calculating present value.

Regarding the values present in the leases, this is represented by the principal amount without any projection of financial charges.

(iii) Other lease operations

In addition to the lease operations mentioned above, the Company also has lease agreements that qualify within the scope of IFRS16.

The following table shows the payment schedule of those agreements in effect. The amounts represent the estimated disbursements within the agreements signed and are shown at their face value. The balances differ from those shown in the books, since in the latter case the amounts are shown at present value:

	Up to December 2020	January 2021 to December 2024	January 2025 onwards	Nominal amount	Present values
Total other lease operations	1,388,262	4,284,210	3,617,001	9,289,474	6,196,068
Lease operation - network	623,670	2,291,331	2,059,339	4.974341	3,294,261
Lease operation - vehicles	5,039	2,848	-	7,886	3,005
Lease operation – Stores & kiosks	82,958	174,338	52,426	309,721	255,857
Lease operation - Property	51,317	176,575	156,560	384,452	243,921
Lease operation – Land (Network)	298,389	1,035,594	1,348,676	2,682,660	1,600,456
Lease operation – Fiber	326,889	603,524	-	930,414	798,568

The present value, principal and interest as at December 31, 2019 for the agreements above, was estimated on a monthly basis, based on the average incremental rate of the Company’s loans, namely 10.55%.

Lease amounts considered low, or lower than 12 months, recognized in rental expenses amounted to R$82,110 on December 31, 2019.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(iv) Substantially represented by the financial leases of transmission towers.

16. Regulatory credits recoverable

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations, and are expected to be used toward settlement of the TFF payable to Fistel annually in the month of March.

On December 31, 2019 this credit are up to R$ 33,090 (R$ 41,612 on December 31, 2018).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

17.  Suppliers

Supplier accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity terms of these obligations, in practice they are usually recognized at the invoice value.

	2019	2018

	3,923,035	4,323,374

Local currency	3,769,298	4,158,599
Suppliers of materials and services (a)	3,667,152	4,027,092
Interconnection (b)	67,396	98,060
Roaming (c)	441	162
Co-billing (d)	34,309	33,285

Foreign currency	153,737	164,775
Suppliers of materials and services (a)	116,057	137,397
Roaming (c)	37,680	27,378

Current portion	3,923,035	4,323,374

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

(d) This refers to calls made by a customer who has used another long-distance operator.

18.  Authorizations payable

As at December 31, 2019, the Company and its subsidiary had the following commitments to ANATEL:

	2019	2018

Renewal of authorizations (i)	199,363	300,253
Updated ANATEL liability (ii)	126,974	113,547
	326,337	413,800
Current portion	(88,614)	(65,464)
Non-current portion	237,723	348,336

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(i)

In order to provide SMP services, the company obtained radio frequency authorizations for a fixed period, renewable for a further 15 years. The extension of the right-of-use includes the payment of 2% of the net revenue recorded in the regions covered by the authorization that ends every two years. As at December 31, 2019, the subsidiary had balance due related to the renewal of authorizations in the amount of R$199,363 (R$300,253 as at December 31, 2018).

(ii)

On December 05, 2014 the subsidiary signed an Authorization Instrument for the 700 MHz band and paid an amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a trade liability, according to the payment method provided for in the call notice. Due to the absence of bids for some lots in the Call Notice for the 700 MHZ band, the subsidiary, along with other bidders, had to bear a proportion of the costs of these lots. Thus, the EAD was organized, with respect to which the total commitment assumed by the subsidiary was R$1,199 million. This amount was paid in four installments adjusted by the IGP-DI (Daily General Price Index) (Note 14.f).

As at June 30, 2015, the subsidiary filed a lawsuit challenging a surplus charge of R$61 million (R$127 million as at December 31, 2019), which is still pending trial.

The authorizations held on a primary basis by TIM S.A. as at December 31, 2019, as well as their maturity dates, are detailed below:

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

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region - July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years, and therefore TIM is not entitled to a further renewal period.

** Only complementary areas in some specific States.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

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

Description	Currency	Charges	Maturity	Dec/2019	Dec/2018
BNDES (1)	URTJLP	TJLP to TJLP + 2,52 % p.a.	Jul/22	240,008	578,312
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	374,461	489,421
BNDES (PSI) (1)	R$	3.50% p.a.	Jan/21	18,071	56,804
KFW (2)	USD	Libor 6M+ 1.35% p.a.	Apr/19	-	43,420
KFW Finnvera (2)	USD	Libor 6M+ 0.75% p.a.	Jan/24 to Dec/25	330,217	378,595
Debentures (2)	R$	104.1% of the CDI	Jul/20	1,025,965	-
Cisco Capital (3)	USD	2.50% p.a.	Dec/20	40,366	116,465
Total				2,029,088	1,663,017
Current				(1,384,180)	(698,728)
Non-current				644,908	964,289

Guarantees:

(1)  Guaranteed by the holding company TIM Participações and collateral of some receivables of the subsidiary.

(2)  Guaranteed by the holding company TIM Participações.

(3)  No guarantee.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The financing arranged by the subsidiary with BNDES was raised for the purpose of expanding the mobile phone network. The agreements include covenants that require certain financial and non-financial indexes calculated every six months. The Company, TIM Participações, has complied with these financial ratios. The financial indexes are: (1) Shareholders' equity over total assets; (2) EBITDA over net financial expenses; (3) Total financial debt over EBITDA and (4) Short-term net financial debt over EBITDA.

In May 2018, the Company obtained a new line of credit in the amount of R$ 1,500 million from BNDES to finance investments in fixed assets (Capex) for the three-year period 2017-2019 with a term of use up to December 2019. As of March 2019, with the contracting of Finame Direto, the Company replaced the sub-credit "B" of this contract (equivalent to R$ 390 million). This new credit line in the amount of R$ 390 million with Finame, a company of the BNDES system, aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is TLP (Long Term Interest Rate) plus interest of up to 1.44% per year and its availability extends until December 2020, without any reimbursement obligations.

The table below sets forth the status of the financing and credit facilities available:

Type	Currency	Date of opening	Term	Total amount	Undrawn balance	Amount used as at December 31, 2019	Amount expired until December 31, 2019
BNDES (1)	TJLP	May/18	Dec/19	1,090,000	-	-	1,090,000
BNDES (2)	TJLP	May/18	Dec/19	20,000	-	-	20,000
FINAME	TLP	Mar/19	Dec/20	390,000	390,000	-	-
Total R$				1,500,000	390,000	-	1,110,000

Purpose:

(i)	Support for the TIM investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of Brazilian equipment.
(ii)	Investment in social projects involving the community.
(iii)	Investment solely toward the purchase of machinery and equipment, industrial systems and/or other components manufactured in the country.

The Investment Sustainment Program (“PSI”) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in BNDES’ ordinary operations. The balance as at December 31, 2019, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines, was approximately R$42 million. This amount was recorded in “Deferred revenue” under the “Government subsidies” (Note 22) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (Note 28).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

In January 2019, the Company, through its subsidiary, issued the first simple non-convertible debentures, unsecured, in the amount of R$ 1,000 million. The issue aimed at reinforcing the Company's working capital and will mature in July 2020, being remunerated at 104.10% CDI.

The subsidiary has swap transactions to protect itself fully against any devaluation of the Brazilian currency against the US Dollar in its borrowing and financing transactions. Nevertheless, this is not classified as hedge accounting (see note 36).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The long-term portions of borrowing and financing as at December 31, 2019 mature as follows:

2021	305,171
2022	206,324
2023	33,434
2024	78,694
2025	21,285
644,908

The nominal value of loans is consistent with their respective payment schedule.

Borrowing fair value

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purposes of the fair value analysis, based on management's analyses any difference between nominal and fair value is immaterial in the context of the financial statements and debt of the company.

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

Regarding the funds raised with Cisco Capital, current market conditions do not indicate the existence of any factor that might lead to a fair value for these transactions different to that shown in the accounting records.

20. Indirect taxes, charges and contributions payable

	2019	2018

Indirect taxes, charges and contributions payable	466,603	453,941

Value added tax on goods and services - ICMS	377,105	361,558
ANATEL taxes and charges	22,009	21,320
ISS	61,673	59,764
Others	5,816	11,299

Current portion	(463,606)	(451,169)
Non-current portion	2,997	2,772

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

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

	2019	2018

Direct taxes, charges and contributions payable	508,615	542,213

Income tax and social contribution	346,097	372,467
PIS/COFINS	130,327	76,072
Other (*)	32,191	93,674

Current portion	(296,305)	(332,333)
Non-current portion	212,310	209,880

(*) The composition of this account refers mainly to the subsidiary’s adherence to the Tax Recovery Program – REFIS, as of 2009. For installment payment of debts due on federal taxes (PIS, COFINS, IR and CSLL) whose final maturity will be on October 31, 2024.

22.  Deferred revenue

	2019	2018

Deferred revenues	1,109,112	1,313,467

Prepaid services to be provided (1)	186,310	301,621
Government grants (2)	42,159	63,731
Network swap (3)	2,713	11,449
Anticipated receipts	11,651	18,626
Deferred revenue for sale of towers (4)	843,017	897,112
Contractual liability (5)	23,262	20,928

Current portion	(281,930)	(406,867)
Non-current portion	827,182	906,600

(1) This refers to the reloading of voice and data credits not yet used by customers involving prepaid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program. The total sum of the subsidies granted by the BNDES through December 31, 2019, was R$203 million and the amount outstanding at December 31, 2019 and R$42,159 (63,731 at December 31, 2018). This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other income (expenses), net” (Note 28).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(3) Refers mainly to the transfer of onerous contracts and reciprocal fiber optic infrastructure (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 15).

(5) Contracts with customers.

As at December 31, 2019, the balance of contractual assets and liabilities was as follows:

	2019	2018

Accounts receivable included in trade accounts receivable	2,413,865	2,189,931
Contractual asset (note 6)	15,142	130
Contractual liabilities	(23,262)	(20,928)

Contracts with customers gave rise to the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on the nature of the offer in question.

Summary of the main changes during the fiscal year:

	Contractual asset (liability)

	2019	2018
Balances as at January 1, 2019	(20,798)	(12,305)
Additions	1,845	(23,545)
Write-offs	10,833	15,052
Balances as at December 31, 2019	(8,120)	(20,798)

The estimated realization of the balances of contractual assets and liabilities is described below:

	2020	2021
Contractual asset (liability)	(5,953)	(2,167)

In accordance with paragraph 121 of IFRS 15, the Company is not presenting the effects of the information on contracts with customers that are effective for less than one year.

23. Provision for legal and administrative proceedings

The Company and its subsidiary are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

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

The updated provision set up for legal and administrative proceedings is made up as follows:

	2019	2018

Provision for legal and administrative proceedings	840,637	849,408

Civil (a)	212,702	111,301
Labor (b)	261,837	435,438
Tax (c)	333,717	271,214
Regulatory (d)	32,381	31,455

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	Dec/2018	Additions, net of reversals	Payments	Monetary adjustment	Dec/2019

	849,408	547,691	(715,203)	158,741	840,637

Civil (a)	111,301	348,012	(335,640)	89,028	212,701
Labor (b)	435,438	96,235	(301,971)	32,136	261,838
Tax (c)	271,214	103,354	(77,341)	36,490	333,717
Regulatory (d)	31,455	90	(251)	1,087	32,381

	Dec/2017	Additions, net of reversals	Payments	Monetary adjustment	Dec/2018

	528,320	551,191	(536,647)	306,544	849,408

Civil (a)	132,422	239,705	(324,803)	63,977	111,301
Labor (b)	184,311	225,864	(114,450)	139,713	435,438
Tax (c)	180,643	84,990	(96,346)	101,927	271,214
Regulatory (d)	30,944	632	(1,048)	927	31,455

The Company and its subsidiary are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers, consumer protection agencies and public finance agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized below:

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

a.    Civil proceedings

a.1. Consumer lawsuits

The Company is party to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$135,290 (R$86,039 as at December 31, 2018) basically refer to alleged incorrect collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2. Consumer protection agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer complaints that include: (i) alleged failure to provide network services; (ii) challenges related to the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion of the amounts charged by the Company to its customers related to loyalty fines in the case of handset theft. The amounts involved total R$31,221 (R$5,814 as at December 31, 2018).

a.3. Former trade partners

TIM is a defendant in lawsuits filed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$12,812 (R$10,378 as at December 31, 2018).

a.4. Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among others: (i) the renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suits. The amounts involved total R$27,039 (R$3,060 as at December 31, 2018).

a.5   Social, environmental and infrastructure

The Company is party to lawsuits involving various agents challenging several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$498 (R$239 as at December 31, 2018).

a.6   ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging: (i) a debit related to the collection of 2% on revenue from value added services (“VAS”) and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$1,340 (R$1,270 as at December 31, 2018).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

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

Of the total number of 2,408 labor claims as at December 31, 2019 (3,948 as at December 31, 2018) filed against the Company and its subsidiary, most of them relate to claims involving former employees of service providers, followed by claims filed by the Company’s own employees. The provision for these proceedings amounts to R$252,968, monetarily restated (R$426,570 as at December 31, 2018).

A significant portion of this provision refers to organizational restructuring procedures, of which the Company highlights the closing of the activities of the call centers, as well as proceedings related to TIM’s internal sites, which led to the termination of employee contracts. As at December 31, 2019, the provision for these proceedings totaled R$57,859, monetarily restated (R$27,981 as at December 31, 2018).

c. Tax processes

	2019	2018

Federal taxes	155,495	82,033
State taxes	93,790	103,546
Municipal taxes	8,227	1,713
TIM S.A. proceedings (purchase price allocation)	76,205	83,922
	333,717	271,214

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated using the indices established by the federal government for taxes in arrears, being linked to the variations in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

a.

The provision for TIM S.A. has been made for 37 cases challenging the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payments and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions in foreign currency and changes to accountholders as a result of mergers, with updated provision amounts totaling R$9,560 (R$ R$9,335 as at December 31, 2018), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include the benefits of voluntary reporting, for which the amount provided and updated is R$14,564 (R$14,060 as at December 31, 2018).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

b.

The Company set up a provision for a lawsuit seeking to collect social security contribution withheld at a rate of 11%, to which payments made by the Company to other legal entities as compensation for sundry activities should have supposedly been subject. The amount provisioned and updated is R$37,977 (R$36,685 as at December 2018).

c.

Additionally, in the second quarter of 2019, the Company set up a provision for the FUST process alleging the unconstitutionality and illegality of FUST charges. Action for recognition of the right of not paying FUST and not including the revenues transferred as interconnection and EILD (Industrial Exploration of Dedicated Line) in the Company’s calculation base, as well as the right of not being charged retroactively for the differences due to non-compliance with ANATEL Precedent 7/2005, in the amount of R$58,116 (no corresponding amount on December 31, 2018).

State taxes

The provision is substantially composed of the following proceedings:

The provision for TIM S.A. supports forty-one lawsuits, among which are (i) the amounts involved in the assessments that question the reversal of ICMS debts, as well as the documentary support for proving credits appropriated by the Company, whose amounts provisioned, updated, are equivalent to R$ 23,558 (R$ 42,628 as of December 31, 2018), (ii) amounts supposedly not offered for taxation by the rendering of telecommunications services, which, updated, amount to R$ 5,037 (R$ 4,829 as of December 31, 2018), as well as (iii) collections due to alleged differences both of goods entries and exits, in a quantitative stock survey procedure, whose updated amounts amount to R$ 15,460 (provisioned process on 03/2019, with no correspondent as of December 31, 2018).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A. PPA

Tax proceedings arising from the acquisition of TIM S.A. and included in its purchase price allocation process, totaling R$76,205 (R$83,922 as at December 31, 2018).

d.  Regulatory processes

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

ANATEL has brought administrative proceedings against the Group for: (i) failure to meet certain quality service indicators; (ii) defaults on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As at December 31, 2019, the amount classified as a probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustments, amounted to R$32,381 (R$31,455 as at December 31, 2018).

e.  Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiary involving a risk of loss classified as possible by the Company’s legal advisors and the Management. No provision has been set up for these legal and administrative proceedings, and no materially adverse effects are expected on the financial statements, as shown below:

	2019	2018

	18,395,727	18,734,644

Civil (e.1)	1,032,637	1,046,521
Labor and social security (e.2)	459,020	523,236
Tax (e.3)	16,196,077	16,530,061
Regulatory (e.4)	707,993	634,826

The administrative and legal proceedings assessed as possible losses and monitored by Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

	2019	2018
Actions filed by consumers (e.1.1)	374,860	405,635
ANATEL (e.1.2)	220,526	207,657
Consumer Protection Agencies (e.1.3)	32,847	84,231
Former trade partners (e.1.4)	180,226	173,213
Social and environmental, and infrastructure (e.1.5)	125,201	71,574
Other (e1.6)	98,977	104,211
	1,032,637	1,046,521

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The Company is party to lawsuits filed against ANATEL, for the following reasons: (i) debit regarding the collection of 2% on revenue obtained from VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Consumer Protection Agencies

The Company is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer-related complaints that include: (i) alleged failure to provide network services; (ii) alleged failure to deliver devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged incorrect charging for VAS; (v) alleged violation of SAC Decrees; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

The Company is a defendant in actions filed by several former trade partners who are claiming, among other items, amounts arising from alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The Company is party to lawsuits involving different parties that challenge aspects related to: (1) environmental licensing and structure licensing (installation/operations), and (2) (i) electromagnetic radiation emitted by the telecom structures, (ii) renewal of leasing land agreements to install sites, (iii) eviction from land leased to install sites, and (iv) presentation of registration data, among others.

e.1.6 Others

The Company is a party to other lawsuits of an essentially non-consumer-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements, (ii) share subscription lawsuits, (iii) compensation lawsuits, (iv) alleged breach of contract, and (v) lawsuits involving charges.

e.2. Labor claims

e.2.1. Social security

The Company's subsidiary received a Debit Assessment Notice, related to the alleged irregularity in the payment of social security contributions related to the payment of Profit Sharing, in the amount of R$ 538, adjusted (R$ 538 on December 31, 2018) and also suffered a tax assessment related to alleged social security contributions levied on hiring bonus; unadjusted bonus; consideration for self-employed activities and sales incentives in the updated amount of R$ 9.693 at December 31, 2019.

The Company's subsidiary received Tax Underpayment Assessments regarding alleged irregularity related to the payment of social security contributions levied on profit sharing; failure to pay Management’s fees and failure properly to fill out the FGTS – GFIP tax form, and an erroneous GFIP declaration in the

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

updated amount of R$1,559 (R$1,430 as at December 31, 2018).

e.2.2. Labor

There are 3,976 labor claims at December 31, 2019 (4,654 at December 31, 2018) filed against the Company and its subsidiary, related to claims involving former employees and service providers in the amount of R$459,020 updated (R$ 523,236 at December 31, 2018).

A significant portion of the existing contingency relates to organizational restructuring processes, of which the closure of the activities of the Customer Relationship Centers (call center) stands out, as well as processes related to the company's internal sites, which resulted in the dismissal of employees. In addition to these processes, there are those carried out by third party service providers with requests for employment with the company's, whose amounts total R$ 14,349 updated (R$ 16,709 as of December 31, 2018).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former employees of Gazeta Mercantil, Jornal do Brasil and JB Editora requesting in court the inclusion in the liability center of Holdco, which before the merger with TIM Participações, belonged to the Grupo Econômico Docas, of which Gazeta Mercantil and Jornal do Brasil are part.

The other amounts are related to labor lawsuits filed by former employees and third companies.

e.3. Tax

	2019	2018
Federal taxes (e.3.1)	4,279,570	3,952,125
State taxes (e.3.2)	8,221,808	8,904,916
Municipal taxes (e.3.3)	703,132	693,616
FUST, FUNTTEL and EBC (e.3.4)	2,991,567	2,979,404
	16,196,077	16,530,061

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$11,549,274 (R$ 11,662,216 as of December 31, 2018).

Of the total amount of tax litigations, R$3.474.714 relates to income taxes contingencies, which have been assessed by Management and based on its internal and external experts, it is not likely that the Company’s treatments will not be accepted by the Brazilian tax authority.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

e.3.1. Federal taxes

Assessment against the TIM Group for federal taxes amounted to R$4,279,570 as at December 31, 2019, (R$3,952,125 as at December 31, 2018). Of this total, the following issues stand out:

(i)

Alleged errors in the use of tax credits due to a reverse merger, the amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of offsetting and estimated deductions paid, allegedly improper use of SUDENE benefits caused by a lack of formalization of these benefits in the Federal Revenue Department (“RFB”) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,672,754 (R$2,543,851 as at December 31, 2018).

(ii)	Method of offsetting tax losses and negative bases. The amount involved is R$203,302 (R$198,175 as at December 31, 2018).

(iii)	Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$66,164 (R$64,537 as at December 31, 2018).

(iv)

Payment of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as the collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for the subsidiary is R$256,833 (R$296,589 as at December 31, 2018).

(v)

Charging of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$427,233 (R$412,715 as at December 31, 2018).

e.3.2. State taxes

Assessment against the Company for state taxes amounting as at December 31, 2019 to R$8,221,808 (R$8,904,916 as at December 31, 2018). Of the total amount, the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$1,053,411 (R$1,344,288 as at December 31, 2018).

(ii)

Use of tax benefits under the Program for Promoting the Integrated and Sustainable Economic Development of the Federal District granted by the tax authority itself, but subsequently declared an unconstitutional and alleged incorrect crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$887,67 (R$1,110,827 as at December 31, 2018).

(iii)	Credit reversal and late use of credits for purchases of fixed assets. The amount involved for its subsidiary is R$731,864 (R$767,142 as at December 31, 2018).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(iv)

ICMS credits booked and debits reversed, as well as the identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions involving tax substitution, exempt and non-taxable transactions. As at December 31, 2019, the amount involved for the subsidiary was R$3,284,473 (R$3,340,448 as at December 31, 2018).

(v)	The use of credit to purchase electricity for the companies’ production processes. The amount involved is R$131,057 (R$140,368 as at December 31, 2017).

(vi)

Alleged conflict between ancillary obligation data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$138,684 (R$116,880 as at December 31, 2018).

(vii)

Alleged failure to pay ICMS arising from debts reversed regarding prepaid services, incorrect ICMS credits regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as an alleged failure to include VAS of the ICMS calculation base. The amount involved is R$198,505 (R$192,074 as at December 31, 2018).

(viii)	Credits booked for the return of cell phones on free lease. The amount involved is R$180,920 (R$177,128 as at December 31, 2018).

(ix)

Collection of ICMS tax on subscription services and the alleged failure to include this in the ICMS calculation base due to its nature. The amount involved is R$249,659 (R$139,758 as at December 31, 2018).

e.3.3. Municipal taxes

The total assessment against the TIM Group for municipal taxes was R$703,132 as at December 31, 2019, (R$693,616 as at December 31, 2018). Of this amount, the following issues stand out:

a.	Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$147,572 (R$142,355 as at December 31, 2018).

b.	Collection of ISS on import of services. The amount involved is R$300,669 (R$283,620 as at December 31, 2018).

c.	Constitutionality of the collection of the TFF by municipal authorities in several locations. The amount involved is R$120,503 (R$118,114 as at December 31, 2018).

e.3.4. FUST and FUNTTEL

The amount assessed against the TIM Group for contributions to FUST and FUNTTEL is R$2,991,567 (R$2,979,404 as at December 31, 2018). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (the Telecommunications Technical Development Fund) starting from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenue earned by mobile telecommunications service providers, from the effective date of Law No. 9.998/2000.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiary for: (i) not complying with certain quality indicators, (ii) defaulting on other obligations under Instruments of Authorization, and (iii) not complying with SMP and STFC regulations, among other items.

As at December 31, 2019, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$707,993 (R$634,826 as at December 31, 2018). The variations mainly resulted from the handling of the PADOs included in the Consent Decree - “TAC” negotiated with ANATEL and new revenue recorded in the year 2019.

On August 22nd, 2019, Anatel's Board of Directors unanimously approved TIM's Conduct Adjustment Term, which was under negotiation since June 2018. The agreement covers a sanction reference value of R$ 627 million. TIM's commitment foresees improvement actions in three pillars - customer experience, quality and infrastructure - through initiatives associated with improvements in the licensing process of stations, efficient use of numbering resources, evolution of digital caring channels, reducing complaint rates, repairing users and strengthening transport and access networks. In addition, it includes an additional commitment to bring mobile broadband through the 4G network to 366 municipalities with less than 30,000 inhabitants reaching over 3.4 million people. The new infrastructure will be implemented in three years - more than 80% in the first two years –with the sharing regime with the other providers being guaranteed by the Company.

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

24. Shareholders’ equity

a.    Capital stock

The capital is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company’s shares, intending to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity. As at December 31, 2019, the Company held 210,527 treasury shares (784,317 for 2018) with a view to fulfilling the stock option plan (Note 25).

The Company is authorized to increase its capital upon a resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	2019	2018
Net value paid up	9,866,298	9,866,298

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)

Number of common shares	2,421,032,479	2,421,032,479

b.    Capital reserves

The use of capital reserves is in accordance with the provisions of Article 200 of Law No. 6.404/76, which refers to corporate entities. These reserves consist of:

	2019	2018

	410,650	412,091

Special goodwill reserve	380,560	380,560
Stock options	30,090	31,531

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

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

In the year ended December 31, 2019 and the year ended 2018, the Company sold 668,367 and 1,194,576 common shares, respectively, to the beneficiaries of the Stock Option Plan (Note 25). These shares were in the Company's treasury when the options were exercised at the average book value of R$10.86 and R$10.34, respectively. Additionally, through the Share Buyback Program launched in October 2017, the Company acquired 115,949 shares in 2019 (377,052 in 2018) at the price of R$15.22 and R$11.64, respectively, equivalent to R$ 3,204 in 2019 (R$ 4,389 in 2018). As a result, the net effect on the repurchase transaction of treasury shares was R$5,319 (R$7,964 in 2018).

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

The balance of profit that is not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent upon the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

In December 2019, the Reserve for Expansion reached the limit defined in the Company's bylaws. Therefore, the next meeting will propose a capital increase via capitalization of the expansion reserve in the amount of R$ 1,644,013. This increase may be made without the issuance of new shares in proportion to the rights of shareholders.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

c.3 Tax benefit reserve

The subsidiary was granted tax benefits that provide for restrictions on the distribution of profits by this subsidiary. According to the legislation establishing these tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve for the legal entity. This reserve should only be used for offsetting the losses or capital increases. At December 31, 2019, the accumulated amount of benefits enjoyed by the subsidiary was R$ 1,612,019 (R$1,417,858 at December 31, 2018).

This tax benefit basically corresponds to a reduction in the IRPJ on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazon (“SUDENE/SUDAM”), and the tax benefit reports are granted by the state, for a period of ten years, subject to extension.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

d.    Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stated in the most recent bylaws approved on April 14, 2016, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company’s bylaws, dividends not claimed within three years will be reversed to the Company.

As at December 31, 2019, dividends and interest on equity were calculated as shown below:

	2019	2018

Net income for the year	3,622,127	2,545,101
(-) Tax incentives not to be distributed	(194,161)	(146,455)
(-) Legal reserve constitution	(171,398)	(119,932)
Revised profit	3,256,568	2,278,714

Minimum dividends calculated considering 25% of the revised profit	814,142	569,679

Breakdown of dividends payable and interest on equity:
Interest on shareholders’ equity	995,438	849,994
Total dividends and interest on shareholders’ equity distributed and proposed	995,438	849,994
IRRF on interest on shareholders’ equity	(149,316)	(125,757)
Total dividends and interest on shareholders’ equity, net	846,122	724,237

Dividends per share (amount in reais), net of IRRF	0.35	0.30

Interest on shareholders’ equity paid and/or payable is recorded against financial expenses which, for the purposes of presentation of the financial statements, are reclassified and disclosed in the allocation of net income for the year/period, in changes in shareholders’ equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenue, with an impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance. As of December 31, 2019, the amount provisioned was R$995,438, of which R$ 313,600 was paid over the year and the remaining balance was recorded in the Company's current liabilities and paid in January 2020.

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

25. Long-term incentive plan

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

The 2018-2020 Plan, in turn, proposes granting to the participants shares issued by the Company, subject to certain time and/or performance conditions (attainment of specific targets). The number of shares may vary up or down depending on performance and possible declarations of dividends, considering the criteria specified for each Grant.

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

It should also be taken into account that in 2017 there were no new grants, only the calculations of the vesting period from past grants.

The variations in the quantity of shares/options are presented below:

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Date of grant	Share options granted	Maturity Date	Exercise price	Balance at beginning of 2019 financial year	Granted in the period	Exercised in the period	Forfeited in the period	Failing due in the period	Balance at beginning of 2019 financial year

2018-2020 Plan - 2ª Grant	930,662	Jul/22	R$ 11.28	-	930,662	-	(33,418)	-	897,244
2018-2020 Plan – 1st Grant	849,932	Apr/21	R$ 14.41	466,514	-	(115,949)	(97,228)	-	253,337
2014-2016 Plan – 3rd Grant	3,922,204	Nov/22	R$ 8.10	895,522	-	(476,182)	-	-	419,340
2014-2016 Plan – 2nd Grant	3,355,229	Oct/21	R$ 8.45	292,523	-	(159,675)	-	-	132,848
2014-2016 Plan – 1st Grant	1,687,686	Sep/20	R$ 13.42	531,972	-	(32,511)	(121,175)	-	378,286
2011-2013 Plan – 3rd Grant	3,072,418	Jul/19	R$ 8.13	543,583	-	-	-	(543,583)	-
2011-2013 Plan – 2nd Grant	2,661,752	Sep/18	R$ 8.96	-	-	-	-	-	-
2011-2013 Plan – 1st Grant	2,833,595	Aug/17	R$ 8.84	-	-	-	-	-	-
Total	19,313,478			2,730,114	930,662	(784,317)	(251,821)	(543,583)	2,081,055
Average weighted price for the period			R$ 11.23

Date of grant	Share options granted	Maturity Date	Exercise price	Balance at beginning of 2018 financial year	Granted in the period	Exercised in the period	Forfeited in the period	Failing due in the period	Balance at beginning of 2018 financial year

2018-2020 Plan – 1st Grant	849,932	May/20	14.41	-	849,932		(383,418)	-	466,514
2014-2016 Plan – 3rd Grant	3,922,204	Nov/22	8.10	2,684,284		(510,884)	(1,277,878)	-	895,522
2014-2016 Plan – 2nd Grant	3,355,229	Oct/21	8.45	1,240,740		(656,268)	(291,949)	-	292,523
2014-2016 Plan – 1st Grant	1,687,686	Sep/20	13.42	658,720		(27,424)	(99,324)	-	531,972
2011-2013 Plan – 3rd Grant	3,072,418	Jul/19	8.13	694,936			(151,353)	-	543,583
2014-2016 Plan – 2nd Grant	2,661,752	Sep/18	8.96	194,756				(194,756)	‐
2014-2016 Plan – 1st Grant	2,833,595	Aug/17	8.84	-				-	‐
Total	18,382,816			5,473,436	849,932	(1,194,576)	(2,203,922)	(194,756)	2,730,114
Average weighted price for the period			10.26

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Below are the significant data included in the model:

Date of grant	Weighted average base price of shares during the vesting period of the grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$ 8.84	51.73% p.a	6 years	11.94% p.a
2012 Grant	R$ 8.96	50.46% p.a	6 years	8.89% p.a
2013 Grant	R$ 8.13	48.45% p.a	6 years	10.66% p.a
2014 Grant	R$ 13.42	44.60% p.a	6 years	10.66% p.a
2015 Grant	R$ 8.45	35.50% p.a	6 years	16.10% p.a
2016 Grant	R$ 8.10	36.70% p.a	6 years	11.73% p.a
2018 Grant	R$ 14.41	NA	3 years	NA
2019 Grant	R$ 11.28	NA	3 years	NA

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

  2018-2020 Plan – 1st Grant - Volume traded and the trading price of TIM Participações shares during the period from March 1, 2018 to March 31, 2018.

  2018-2020 Plan – 2nd Grant - Volume traded and the trading price of Tim Participações shares during the period from June 1, 2019 to June 30, 2019.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The Company recognizes the impact of review of its initial estimates, if any, in the statement of income, with a contra-entry in shareholders’ equity. As at December 31, 2019 the expenses related to said long-term benefit plans totaled R$2,359 (R$ 4,291 as at December 31, 2018).

26. Net revenue

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

Revenues are recognized monthly, through billing, and revenues to be billed between the billing date and the end of the month (unbilled) are identified, processed, and recognized in the month in which the service was provided. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date.

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

Revenue from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the performance obligations associated with the contract are transferred to the buyer. Revenues from sales of devices to trading partners are accounted for at the time of their physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, since the Company has no control over the product sold.

Contract Identification

The Company reviews all current commercial contracts in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the application of the new accounting pronouncement.

Identification of performance obligation

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Based on the review of its contracts, the Company verified the existence of two performance obligations:

(i) sale of equipment; and

(ii) provision of mobile, fixed and internet telephony services.

Therefore, the Company began to recognize revenues when, or as, the performance obligation is met when transferring the good or service promised to the customer; the asset is considered transferred when or as the customer obtains control of this asset.

Determining and Allocating the Transaction Price to the Performance Obligation

The Company understands that its commercial packages that combine services and sale of cellular handsets with discounts. In accordance with IFRS 15, the Company is required to perform the discount allocation and recognize revenues related to each performance obligation based on their standalone selling prices.

Prior to the adoption of the standard, the Company recognized revenue from each element identified based on its contractual price, with the discount on the sale of handsets being allocated completely  to the price of the handset.

As a consequence of the adoption of the new standard, an additional portion of the revenue was allocated to revenues from sale of handsets at the beginning of the contract, representing an increase in revenues from the sale of equipment in relation to previously adopted accounting practice. The difference between the amount of revenue and the amount of equipment sales revenue at the beginning of the contract was recognized at the time each as a contractual asset, allocated to service revenue along the contract period.

Cost to obtain contract

All incremental costs related to obtaining a contract (sales commissions and other costs of acquisition from third parties) are recorded as prepaid expenses and amortized over the same period as the revenue associated with this asset. Similarly, certain contract compliance costs are also deferred to the extent that they relate to performance obligations under the customer agreement, i.e. when the customer obtains control over the asset.

	2019	2018	2017

Net operational revenue	17,377,194	16,981,329	16,233,959

Gross operating revenue	25,182,831	24,232,404	22,611,074

Service revenue	23,820,343	23,065,648	21,433,515
Service revenue – Mobile	22,145,033	21,531,779	20,147,585
Service revenue – Landline	1,675,310	1,533,869	1,285,930

Goods sold	1,362,488	1,166,756	1,177,559

Deductions from gross revenue	(7,805,637)	(7,251,075)	(6,377,115)
Taxes	(4,939,980)	(5,163,797)	(5,027,406))
Discounts given	(2,843,670)	(2,073,892)	(1,329,600)
Returns and other	(21,987)	(13,386)	(20,109)

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

27. Operating costs and expenses

	2019				2018
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total

	(7,433,731)	(4,986,289)	(1,717,859)	(14,137,879)	(7,701,418)	(4,970,780)	(1,608,319)	(14,280,517)

Personnel	(53,392)	(624,353)	(392,984)	(1,070,729)	(36,514)	(637,177)	(357,878)	(1,031,569)
Third-party services	(569,242)	(2,041,646)	(512,643)	(3,123,531)	(518,762)	(2,169,624)	(451,990)	(3,140,376)
Interconnection and means of connection	(1,419,464)	‐	‐	(1,419,464)	(2,513,176)	‐	‐	(2,513,176)
Depreciation and amortization	(4,132,223)	(256,898)	(739,860)	(5,128,981)	(3,119,954)	(162,804)	(671,562)	(3,954,320)
Taxes, fees and contributions	(32,120)	(817,369)	(18,846)	(868,335)	(31,754)	(866,197)	(18,333)	(916,284)
Rent and insurance	(291,302)	(121,795)	(20,590)	(433,687)	(591,226)	(146,877)	(67,387)	(805,490)
Cost of goods sold	(931,818)	‐	‐	(931,818)	(883,912)	‐	‐	(883,912)
Publicity and advertising	‐	(355,234)	‐	(355,234)	‐	(421,588)	‐	(421,588)
Losses on doubtful accounts	‐	(748,291)	‐	(748,291)	‐	(544,881)	‐	(544,881)
Other	(4,170)	(20,703)	(32,936)	(57,809)	(6,120)	(21,632)	(41,169)	(68,921)

	2017
	Cost of services provided and goods sold	Selling expenses	General and administrative expenses	Total

	(8,002,077)	(4,575,177)	(1,424,643)	(14,001,897)

Personnel	(48,802)	(602,578)	(305,036)	(956,416)
Third-party services	(544,036)	(2,049,994)	(429,597)	(3,023,627)
Interconnection and means of connection	(2,632,593)	-	-	(2,632,593)
Depreciation and amortization	(3,280,524)	(162,020)	(571,126)	(4,013,670)
Taxes, fees and contributions	(36,625)	(919,018)	(11,963)	(967,606)
Rent and insurance	(609,595)	(92,363)	(62,954)	(764,912)
Cost of goods sold	(846,839)	-	-	(846,839)
Publicity and advertising	-	(410,982)	-	(410,982)
Losses on doubtful accounts	-	(316,387)	-	(316,387)
Other	(3,063)	(21,835)	(43,967)	(68,865)

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The Company contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time when employees are working at the Company. These plans do not originate any additional obligation for the Company. When an employee leaves the Company during the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled, and that may represent a reduction in future contributions of the Company to active employees, or a refund in cash of these amounts, are recorded in assets.

28. Other income (expenses), net

	2019	2018	2017
Income
Subsidy income, net	21,572	25,305	28,722
Fines on telecommunications services	50,499	44,411	41,699
Revenue from disposal of assets	2,214	1,708	2,865
Other income (a)	1,878,558	282,041	171,273
	1,952,843	353,465	244,559
Expenses
FUST/FUNTTEL (b)	(137,169)	(143,167)	(140,878)
Taxes, fees and contributions	(4,024)	(4,092)	(4,466)
Provision for legal and administrative proceedings, net of reversal
	(466,460)	(452,463)	(366,476)
Expenses from disposal of assets	(7,055)	(4,424)	(6,618)
Other expenses	(62,593)	(32,608)	(24,831)
	(677,301)	(636,754)	(543,269)

Other revenues (expenses), net	1,275,542	(283,289)	(298,710)

(a) The variation in the period refers to: (i) credits from legal proceedings held by the Company with a final decision in favor of the Company in higher courts in 2019, which discussed the exclusion of ICMS from the calculation base of PIS and COFINS contributions.  The amount of R$ 1,795 million was recorded under other revenues in June 2019 (Note 9) and (ii) amortization of deferred revenue from the sale of the towers (Note 15).

(b) Expenses incurred with contributions on several telecommunications revenue amounts due to ANATEL, according to the legislation in force.

29. Financial income

	2019	2018	2017

Financial income	1,430,171	412,733	512,565
Interest on financial investments	88,224	119,548	369,517
Interest received from clients	37,233	36,793	38,227
Swap interest	15,536	17,001	32,300
Interest on leasing	20,528	25,664	22,709
Monetary adjustments (i)	1,263,793	207,191	39,694
Foreign exchange variation	4,857	6,536	10,118

(i)

Includes the amount of R$1,228 million regarding the adjustment of credits from a legal proceeding of TIM Celular S.A. (absorbed by TIM S.A.) on the exclusion of ICMS from PIS and COFINS tax bases (Note 9).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

30. Financial expenses

	2019	2018	2017
Financial expenses	(1,408,053)	(951,439)	(1,009,653)
Interest on borrowing and financing	(116,735)	(96,682)	(211,108)
Interest on taxes and fees	(28,396)	(15,409)	(5,712)
Swap interest	(24,604)	(32,424)	(85,362)
Interest on leasing	(821,463)	(266,328)	(257,305)
Monetary adjustment (2)	(191,309)	(340,175)	(278,272)
Discounted granted	(36,047)	(38,858)	(52,683)
Other expenses (1)	(189,499)	(161,563)	(119,211)

(1) Includes PIS/COFINS amounts on financial events, mainly related to Interest on Shareholders Equity (JSCP).

(2) Monetary adjustment relates mainly to provision for legal and administrative proceedings.

31.  Foreign exchange variations, net

	2019	2018	2017
Revenue
Borrowing and financing	22,494	1,409	287,777
Suppliers	9,004	6,844	4,124
Swap	40,742	75,340	130,971
Others	15,952	13,937	7,146
	88,192	97,530	430,018
Expenses
Borrowing and financing	(40,715)	(75,298)	(271,286)
Suppliers	(13,201)	(11,925)	(6,819)
Swap	(22,493)	(1,409)	(147,356)
Others	(12,691)	(7,525)	(5,305)
	(89,100)	(96,157)	(430,766)

Exchange variations, net	(908)	1,373	(748)

Exchange variation in the year is related to loans and financing and suppliers in foreign currency. The effect was reduced by operations with derivatives (note 36).

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

32.  Income tax and social contribution

	2019	2018	2017
Current income and social contribution taxes
Income tax for the year	(155,521)	(253,120)	(203,932)
Social contribution for the year	(58,905)	(92,502)	(77,148)
Tax incentive – SUDENE/SUDAM (l)	156,594	146,454	112,493
	(57,832)	(199,168)	(168,587)
Deferred income tax and social contribution
Deferred income tax	(625,516)	651,632	(23,976)
Deferred social contribution	(225,186)	217,501	(8,631)
	(850,702)	869,133	(32,607)

Provision for income tax and social contribution contingencies	(5,406)	(5,054)	185
	(856,108)	864,079	(32,422)
	(913,940)	664,911	(201,009)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	2019	2018	2017
Income before income tax and social contribution	4,536,066	1,880,190	1,435,516
Combined tax rate	34%	34%	34%
Combined tax rate on income tax and social contribution	(1,542,262)	(639,265)	(488,075)
(Additions)/exclusions:
Unrecognized/recognized tax losses and temporary differences	(18,783)	920,745	68,716
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	(10,958)	(12,040)	(6,638)
Tax benefit related to interest on shareholders’ equity	338,449	288,998	64,597
Tax incentive (i)	194,161	146,454	112,498
Use of tax losses not previously recognized	-	-	11,176
Other amounts	125,453	(39,981)	36,717
	628,322	1,304,176	287,066
Income tax and social contribution recorded in income for the period	(913,940)	664,911	(201,009)
Actual rate	20.15%	(35.36%)	14.00%

(l) As mentioned in Note 24 c.3, for investment subsidies not to be considered within the taxable income, they must be recorded as tax incentive reserves, to be used only to offset losses or increase capital. The Company has tax benefits (SUDENE/SUDAM) which comply with these rules.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

33.  Earnings per share

(a)   Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the tax year.

	2019	2018	2017

Income attributable to shareholders of the Company	3,622,127	2,545,101	1,234,507

Weighted average number of common shares issued (thousands)	2,420,481	2,420,172	2,420,016

Basic earnings per share (expressed in R$)	1.50	1.05	0.51

(b)   Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume the conversion of all dilutive potential shares.

	2019	2018	2017

Income attributable to shareholders of the Company	3,622,127	2,545,101	1,234,507

Weighted average number of common shares issued (thousands)	2,421,018	2,421,075	2,421,072

Diluted earnings per share (expressed in R$)	1.50	1.05	0.51

The calculation of the diluted earnings per share considered 537 thousand shares (903 thousand shares in 2018) related to the granting of Plan 2011-2013, and granting of the 2014-2016 Plan, as mentioned in Note 25.

34.  Balances and transactions with related parties

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	Assets
	2019	2018
Telecom Italia Sparkle (1)	1,949	2,877
TI Sparkle (3)	2,007	804
TIM Brasil (4)	5,429	13,993
Gruppo Havas (6)	-	75,600
Other	1,035	1,092
Total	10,420	94,366

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	Liabilities
	2019	2018

Telecom Italia S.p.A. (2)	80,825	89,433
Telecom Italia Sparkle (1)	6,531	11,895
TI Sparkle (3)	3,731	4,174
TIM Brasil (4)	6,056	6,044
Vivendi Group (5)	1,164	4,745
Gruppo Havas (6)	11,049	62,686
Other	2,467	107
Total	111,823	179,084

	Revenue
	2019	2018	2017

Telecom Italia S.p.A. (2)	775	858	665
Telecom Italia Sparkle (1)	5,371	5,809	5,281
TI Sparkle (3)	2,052	904	692
Total	8,198	7,571	6,638

	Costs/Expenses
	2019	2018	2017

Telecom Italia S.p.A. (2)	93,188	62,976	8,440
Telecom Italia Sparkle (1)	24,914	30,123	26,775
TI Sparkle (3)	18,700	18,035	30,734
Generali (7)	-	-	3,254
Vivendi Group (5)	1,386	9,439	16,361
Gruppo Havas (6)	264,318	301,752	127,730
Others	18,713	-	3,102
Total	421,219	422,325	216,396

(1)	Ultimate parent company. These amounts refer to roaming, VAS, assignment of means and international voice data – wholesale, according to the contractual conditions between the parties.

(2)	These amounts refer to international roaming, technical post-sales assistance and VAS.

On May 17, 2018, TIM Participações and Telecom Itália signed a licensing agreement on the use of a registered trademark and formally granted to TIM Participações and its subsidiary the right to use the “TIM” trademark against the payment of royalties of 0.5% of the company’s net revenues. The payment is made on a quarterly basis.

(3)	The amounts refer to the leasing of links and EILD, lease of means (submarine cables) and signaling services according to the contractual conditions between the parties.

(4)	Direct controller of the Company. Amounts refer mainly to judicial deposits made due to labor claims.

(5)	Shareholder of TIM S.p.A. The figures refer to value added services - VAS.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(6)	The amounts described above, in the income, refer to advertising services, of which R$ 172,956 (R$ 232,492 in 2018) are related to media transfers

(7)	The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance, among others.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

The Company engages in social investment actions that include donations, projects developed by the TIM Institute and sponsorships. In 2019, the Company invested R$4,207 (R$ 4,637 in 2018) with its own resources in social benefit.

35. Management remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	2019	2018

Short-term benefits	22,524	23,556
Long-term benefits	900	3,351
Share-based payments remuneration	5,379	10,230
	28,803	37,137

36. Financial instruments and risk management

The financial instruments registered by the Company and its subsidiary include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustments, exchange variations and variations arising from measurement at fair value, where applicable, are recognized in income as they are incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as at the date of the derivative agreement and subsequently revised to fair value. The method used to recognize any gain or loss depends on whether or not the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiary, the Company performs non-speculative derivative transactions, to: i) reduce the exchange variation risks, and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap contracts.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The Company’s financial instruments are presented, through its subsidiary, in compliance with IFRS 9.

The major risk factors to which the Company and its subsidiary are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of the subsidiary incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing and financing taken in the market along with the related cost expenses, or ii) an increase in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiary enters into swap contracts with financial institutions for the purpose of avoiding the impact of foreign exchange fluctuations on the financial results, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks, or US Dollar stock options intended to reduce foreign exchange exposure risks in business contracts.

As at December 31, 2019, the borrowing and financing of the subsidiary indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiary.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of TJLP and/or TLP-indexed financing taken by the subsidiary, when these rates are not proportional to the CDI rate. As at December 31, 2019, the subsidiary had no swap transactions linked to the TJLP and/or TLP.

- The possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiary due to the indebtedness and the obligations assumed by the subsidiary under the swap contracts indexed to floating interest rates (CDI percentage). However, as at December 31, 2019, the subsidiary’s financial funds were invested in CDIs and this considerably reduces this risk.

(iii) Credit risk inherent to providing services

The risk involves the possibility of the subsidiary factoring in losses arising from the inability of subscribers to pay the invoiced amounts. To keep this risk to a minimum, the subsidiary undertakes preventive credit analyses of all orders placed by the sales areas while monitoring the accounts receivable from subscribers, blocking their ability to use the services, among other actions, in the event that the customers do not pay their debts. There were no customers contributing more than 10% of the net accounts receivable as at December 31, 2019 and 2018 or revenue from services rendered.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(iv) Credit risk inherent to sales of handsets and prepaid phone cards

The policy of the Group regarding the sale of handsets and the distribution of prepaid phone cards is directly related to the levels of credit risk accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, monitoring loan conditions, positions and order limits established for the traders and the constitution of real guarantees are among the procedures adopted by the subsidiaries to reduce possible problems in collecting from their commercial partners. There are no customers that have accounted for more than 10% of the receivables from the sale of goods during the period ending in December 2019 and 2018. The Company had one customer that accounted for more than 10,6 % of the net trade accounts receivable from the sale of goods as at December 31, 2019.

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

This risk relates to the possibility of the Company and its subsidiary incurring losses due to difficulties in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiary minimizes the risk associated with these financial instruments by operating only with sound financial institutions and adopting policies that establish maximum risk concentration levels per institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	2019				2018
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions involving derivatives	46,511	(4,405)	42,106	81,408	(11,618)	69,790

Current portion	16,602	(858)	15,744	50,769	(2,373)	48,396
Non-current portion	29,909	(3,547)	26,362	30,639	(9,245)	21,394

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The consolidated financial derivative instruments with long-term maturities as at December 31, 2019 were as follows:

	Assets	Liabilities
2021	8,096	(709)
2022	8,096	(709)
2023 onwards	13,717	(2,129)
	29,909	(3,547)

Non-derivative financial liabilities mainly represent suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowing and financing and financial leases, whose nominal payment flows are disclosed in Notes 19 and 15.

Consolidated financial assets and liabilities valued at fair value:

2019
	Level 1	Level 2	Total
Total assets	658,328	46,511	704,839

Financial assets valued at fair value	658,328	46,511	704,839

Derivatives used for hedging purposes	-	46,511	46,511
Securities	658,328	-	658,328

Total liabilities	-	4,405	4,405

Financial liabilities valued at fair value through profit or loss	-	4,405	4,405

Derivatives used for hedging purposes	-	4,405	4,405

2018
	Level 1	Level 2	Total
Total assets	790,070	81,408	871,478

Financial assets valued at fair value	790,070	81,408	871,478

Derivatives used for hedging purposes	-	81,408	81,408
Securities	790,070	-	790,070

Total liabilities	-	11,618	11,618

Financial liabilities valued at fair value through profit or loss	-	11,618	11,618

Derivatives used for hedging purposes	-	11,618	11,618

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The fair value of financial instruments traded on active markets is based on quoted market prices as at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 mainly comprise investments in CDBs and repurchases classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data when available and rely to the minimum extent possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

·                 Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

·                 The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.

·                 Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

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

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

December 31, 2019
	Measured at amortized cost	Fair value through profit or loss	Total
Assets, per balance sheet	6,769,032	704,839	7,473,872

Derivative financial instruments	-	46,511	46,511
Trade accounts receivable and other accounts receivable, excluding prepayments	3,287,855	-	3,287,855
Marketable securities	-	658,328	658,328
Cash and cash equivalents	2,284,810	-	2,284,810
Leasing	156,378	-	156,379
Judicial deposits	1,006,899	-	1,006,899
Other assets to offset	33,090	-	33,090

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

	Measured at amortized cost	Fair value through profit or loss	Total
	14,310,830	4,405	14,315,235
Liabilities per balance sheet
Borrowing and financing	2,029,088	-	2,029,088
Derivative financial instruments	-	4,405	4,405
Suppliers and other obligations, excluding legal obligations	3,923,035	-	3,923,035
Leasing	7,780,870	-	7,780,870
Dividends payable	577,837		577,837

December 31, 2018

	Measured at amortized cost	Fair value through profit or loss	Total
Assets per balance sheet	5,639,420	871,478	6,510,898

Derivative financial instruments	-	81,408	81,408
Trade accounts receivable and other accounts receivable, excluding prepayments	2,969,116	-	2,969,116
Marketable securities	-	790,070	790,070
Cash and cash equivalents	1,075,530	-	1,075,530
Leasing	208,049	-	208,049
Judicial deposits	1,345,113	-	1,345,113
Other assets to offset	41,612	-	41,612

	Measured at amortized cost	Fair value through profit or loss	Total

Liabilities per balance sheet	8,296,570	11,618	8,308,188

Borrowing and financings	1,663,017	-	1,663,017
Derivative financial instruments	-	11,618	11,618
Suppliers and other obligations, excluding legal obligations	4,323,374	-	4,323,374
Leasing	1,940,074	-	1,940,074
Dividends payable	370,105	-	370,105

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

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

As at December 31, 2019, no types of margins or collateral applied to the Company’s or the subsidiary’s transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding as at December 31, 2019 and 2018 are shown in the table below:

December 31, 2019

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan e BOFA	330,217	330,217	100%	LIBOR 6M + 0.75% p.a.	85,50% do CDI
USD	PRE X DI	CISCO	Santander e JP Morgan	40,366	40,366	100%	2.50% p.a.	84,50% do CDI

December 31, 2018

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	Swap type	Debt	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	43,420	43,420	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	378,595	393,387	100%	100% LIBOR 6M + 0.75% p.a.	85,50% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	116,466	116,466	100%	2.18% p.a.	88,20% of CDI

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

In August 2018, the Company purchased US Dollar call options in the amount of US$100 million, with a strike price of R$4.00, in order to reduce the effects of foreign exchange variations on business contracts. The options were divided into nine maturity brackets worth US$11.1 million each (October 2018 to June 2019), and they were purchased for the initial amount of R$11.7 million, taking into account a reference spot price of R$3.7655 upon purchase. Due to the increase in US Dollar rates and a reduction in the risk exposure of business contracts, the Company settled the installments maturing in October 2018 and November 2018 in advance, for the price of R$5.6 million, considering a reference spot price of 4.157 at the time of the sale. In November 2018, considering the close maturity dates and the reduced risk exposure in commercial agreements, the Company settled in advance those maturing in December 2018 and in January and February 2019 in the amount of R$1.0 million. The options remaining matured on June 15, 2019. The Company did not have options transactions on December 31.

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on the results, as follows:

Description	2019	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (Cisco and KFW)	381,178	381,178	474,450	567,104
A) ∆ Aggregate debt variation			93,272	185,926
Fair value of the asset side of the swap	381,178	381,178	474,450	567,104
Fair value of the liability side of the swap	(338,971)	(338,971)	(337,647)	(336,387)
Swap result	42,207	42,207	136,803	230,717
B) ∆ Aggregate swap variation			94,596	188,510
C) Final result (B-A)			(1,324)	(2,584)

Given the characteristics of the derivative financial instruments of the subsidiaries, the Company's assumptions basically took into account the effects of: i) the variation in the CDI, ii) the variation of the LIBOR rate, and iii) the variation in the US Dollar rate used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	4.40%	5.50%	6.60%
LIBOR	1.91%	2.39%	2.87%
USD	4.0307	5.0384	6.0461

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions, the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge in separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

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

Sensitivity analyses referring to the derivative financial instruments outstanding as at December 31, 2019 were conducted basically taking into account the assumptions surrounding the variations in market interest rates and the variation of the US Dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

2019
Net income from USD vs. CDI transactions	5,077

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

The Financial Leverage Index as at December 31, 2019 and December 31, 2018 can be summarized as below:

	2019			2018
	Balances with	Adjustments	Balances without
	IFRS 16		IFRS 16
Total borrowings and financings and derivatives (Note 19 and 36)	1,986,982	‐	1,986,982	1,593,227
Lease - Liabilities (Note 15)	7,780,870	(6,196,068)	1,584,802	1,940,074
Lease - Assets (Note 15)	(156,378)	‐	(156,379)	(208,049)
Less: Cash and cash equivalents (Note 4)	(2,284,810)	‐	(2,284,810)	(1,075,530)
FIC (Note 5)	(654,479)	‐	(654,479)	(784,841)
Net Debt	6,672,185	(6,196,068)	476,116	1,464,881

EBITDA (1) (last 12 months) - Standardized	9,643,838	(1,315,684)	8,328,153	6,371,844

Financial Leverage Index - Unaudited	0.69	4.71	0.06	0.23

(1) Reconciliation to Net Income for the year:

Adjusted Net Income	3,622,127	143,076	3,765,203	2,545,101
Depreciation and amortization	5,128,981	(940,144)	4,188,837	3,954,321
Net financial income	(21,210)	(592,323)	(613,533)	537,333
Income tax and social contribution	913,940	73,706	987,646	(664,911)
EBITDA (1)	9,643,838	(1,315,685)	8,328,153	6,371,844

(1) EBITDA: Earnings before interest, tax, depreciation and amortization (not an accounting metric)

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowing and financing, financial leasing and financial instruments are presented below:

	Borrowing and financing	Financial leasing	Derivative financial instruments (assets) liabilities
December 31, 2018	1,663,017	1,940,074	(69,790)
Adoption of IFRS 16	-	5,256,114	-
Inflows	1,000,000	1,834,914	-
Financial expenses	167,998	821,463	9,068
Foreign exchange variations, net	18,222	-	(14,145)
Payments	(820,149)	(1,585,712)	32,761
Remeasurement IAS 17 (i) / IFRS16	-	(485,983)	-
December 31, 2019	2,029,088	7,780,870	(42,106)

(i) As mentioned in Note 2.f, the Company decided to adopt the pronouncement IFRS 16 – Lease, retroactively with the effect of the application as at January 1, 2019. Therefore, the lease previously classified as a financial lease, using IAS 17, the book value of the right-of-use asset and of the lease liability on the date of initial application of the standard, comprised the book value of the lease asset and of the lease liability immediately prior to the application of this new standard, in accordance with IAS 17. However, for such leases, as determined by the new standard, the Company is required to become to measure the right-of-use asset and the lease liability as from the initial application based on the new standard. Thus, the lease previously measured in accordance with IAS 17 was remeasured as at March 31, 2019, specifically with respect to the exclusion of variable lease payments that depend on an index or a rate, given that the projected inflation took into account for the period of the agreements previously measured in accordance with IAS 17.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

37. Defined benefit pension plans and other post-employment benefits

	2019	2018

PAMEC/ asset policy and medical plan	5,782	2,850

ICATU, SISTEL and FUNCESP

The Company has been sponsoring a private pension plan with defined benefits for a group of employees from the former TELEBRÁS system under the administration of the Fundação Sistel de Seguridade Social – SISTEL and of ICATU Multi-sponsored fund. In addition to the plans coming from the Telebrás System, there is also a plan managed by Fundação CESP resulting from the merger of AES Atimus.

The pension plans mentioned, as well as the medical plans, are briefly explained below:

PBS Assisted (PBS-A Tele Celular Sul and PBS-A Tele Nordeste Celular): SISTEL's benefit plan, which has defined benefit characteristics and includes inactive employees who were part of the plans sponsored by the companies of the former TELEBRÁS System;

PBS (PBS Tele Celular Sul and PBS Tele Nordeste Celular): pension plan for inactive employees, such plan being multi-sponsored, under administration of ICATU Multi-sponsored fund;

Management Agreement: management agreement for the payment of pensions to retirees and pensioners, for the retirees of the Company's predecessors, under administration of ICATU Multi-sponsored fund;

PAMEC/Asset Policy: health care plan to the supplemented, for the retirees of the Company's predecessors;

AES Telecom: Part of the supplementary pension and pension plan PSAP, managed by the CESP Foundation, which is the Company's responsibility, in view of the acquisition of Eletropaulo Telecomunicações Ltda (AES Atimus), succeeded by TIM Fiber SP LTDA, later incorporated to TIM Celular which was incorporated by the Company.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Medical Plan Fiber: Provision for the maintenance of a health plan as a post-employment benefit to former employees of AES Atimus (as established in law 9656/98, articles 30 and 31), which was acquired and incorporated by TIM Celular and later incorporated by the Company.

We present below the actuarial position of liabilities and assets related to the retirement and health care plans, as of December 31, 2019, according to the rules established by IAS 19:

(a) Effects as of December 31:

	Plans						Totals
	PBS	PBS Assisted	Management agreement	PAMEC/Asset Policy	AES Telecom	Medical Plan	2019	2018

Reconciliation of assets and liabilities as of 12/31/19	(*)	(*)	(*)

Present value of actuarial liabilities	40,427	10,107	151	1,080	11,099	2,585	65,449	52,206
Fair value of plan assets	(43,991)	(13,527)	(425)	-	(8,982)	-	(66,925)	(68,768)
Present value of obligations in excess of fair value of assets	(3,564)	(3,420)	(274)	1,080	2,117	2,585	(1,476)	(16,562)

Net actuarial liabilities / (assets)	(3,564)	(3,420)	(274)	1,080	2,117	2,585	(1,476)	(16,562)

(*) No assets were recognized by the sponsors, due to the impossibility of reimbursement of this surplus, and the sponsor's contributions will not be reduced in the future.

(b) Movement in net actuarial liabilities / (assets)

	Plans
	PBS	PBS Assisted	Management agreement	PAMEC/Asset Policy	AES Telecom	Medical Plan

Actuarial Liabilities (Assets) at 12/31/18	(14,964)	(4,209)	(239)	884	102	1.864
Expenditure (revenue) recognized in income	(1,394)	(391)	(22)	81	100	283
Sponsor Contributions	-	-	-	(47)	-	(26)
Recognized actuarial (gains) or losses	12,794	1,180	(13)	162	1,915	464
Unrecognized actuarial gains or losses	-	-	-	-	-	-
Net actuarial liabilities (assets) as of 12/31/19	(3,564)	(3,420)	(274)	1,080	2,117	2,585

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

(c) Reconciliation of the present value of the obligations

	Plans
	PBS	PBS Assisted	Management agreement	PAMEC/Asset Policy	AES Telecom	Medical Plan

Value of liabilities at 12/31/18	32,767	8,285	156	884	8,250	1,864
Cost of current service	5	-	-	-	93	108
Interest on actuarial liability	2,932	738	14	81	770	175
Benefits paid in the year	(2,629)	(719)	(9)	(47)	(348)	(27)
Contributions paid by participants	-	-	-	-	57	-
(Gains)/losses on liabilities	7,352	1,803	(10)	162	2,277	465

Value of liabilities at 12/31/19	40,427	10,107	151	1,080	11,099	2,585

(d)Reconciliation of fair value of assets

	Plans
	PBS	PBS Assisted	Management agreement	PAMEC/Asset Policy	AES Telecom	Medical Plan

Fair value of assets at 12/31/18	47,731	12,494	395	-	8,148	-
Benefits paid in the year	(2,629)	(719)	(9)	-	(348)	-
Effective return on assets in the year	4,326	1.128	36	-	763	-
Actuarial gain (loss) on plan assets	(5,437)	624	3	-	361	-
Contributions paid by participants	-	-	-	-	58	-
Sponsor contributions poured into the plan	-	-	-	-		-
Fair value of assets at 12/31/19	43,991	13,527	425	-	8,982	-

(e) Expenditure planned for 2020

	Plans
	PBS	PBS Assisted	Management agreement	PAMEC/Asset Policy	AES Telecom	Medical Plan

Current service cost (with interest)	15	-	-	-	125	150
Interest on actuarial liabilities	2,650	658	10	72	774	179
Expected return on assets	(2,893)	(888)	(29)	-	(627)	-
Interest on the effect of the (asset)/ liability limit	243	230	19	-	-	-

Total net expense (income) to be recognized	15	-	-	72	272	329

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

Actuarial assumptions adopted in the calculations

The main actuarial assumptions adopted in the calculations were the following:

Nominal discount rate of the actuarial liability:	PBS South: 6.81% / 3.20%; PBS Northeast: 6.83% / 3.22%; MA: 6.85% / 3.24%; PBS-A: 6.75% / 3.14%; AES: 7.09% / 3.47%; PAMEC: 6.77% / 3.16%; FIBER: 6.96% / 3.34%
Nominal wage growth rate:	PBS e MA: Not Applicable MA and PBS-A: Not Applicable; AES: 5.57%/ 2.00%; PAMEC and FIBER: Not Applicable
Biometric general mortality table:	PBS, MA and PBS-A: AT-2000 segregated by sex, softened by 10%
Biometric disability entry table:	PBS: Álvaro Vindas; MA, PBS-A and PAMEC: Not Applicable; AES and FIBER: Mercer Disability;
Expected rate of turnover:	PBS, MA, PBS-A and PAMEC: Nula AES and FIBER: 0.15/(time of service + 1), being null and void as from 50 years
Probability of entry into retirement:

PBS and FIBER: 100% in 1st eligibility;

MA: Not Applicable;

AES: 3% per year between the first age of eligibility for early retirement and eligibility for normal retirement;

MA, PBS-A and PAMEC: Not Applicable

Estimated long-term inflation rate	PAMEC and FIBER: 7.64% / 3.25%
Calculation method	Projected Unit Credit Method

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

38. Insurance

The Company and its subsidiary have a policy for monitoring the risks inherent in their operations. Accordingly, as at December 31, 2019, the Company and its subsidiary had insurance coverage against operating risks, third-party liability and health, among others. The Management of the Company and its subsidiary consider that the insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amount Insured
Operating risk	R$ 32,274,029
General Liability - RCG	R$ 80,000
Cybernetic risks (cyber)	R$ 28,520
Vehicles (executive and operational fleets)	R$1,000 for civil liability optional (property damages and personal injury) and R$100 for moral damages.

39.       Subsequent Events

·	Financing agreement with Banco do Nordeste do Brasil

On January 31, 2020, the Company's wholly-owned subsidiary signed a financing agreement with Banco do Nordeste do Brasil, in the total amount of R$752,479: (i) R$325,071 at IPCA cost + 1.4386% and subject to a 15% default bond; and, (ii) R$427,408 at IPCA cost + 1.7582% and subject to a 15% default bond. The purpose of the facility is to finance Capex in the Northeast and North of the states of Minas Gerais and Espírito Santo from 2019 to 2022 with a total payment term of 8 years, being 3 grace years and 5 years of amortization. The operation will be guaranteed by (i) a bank guarantee proportional to 100% of the amount of each disbursement; and (ii) a bond of receivables proportional to 5% of the amount of each disbursement. To date, there were no disbursements.

·	Preliminary negotiations regarding Oi Mobile

On March 10, 2020, TIM Participações S.A. and its wholly-owned subsidiary TIM S.A., pursuant to Article 157 of Law 6,404 and the provisions of CVM Instruction 358, jointly inform its shareholders, the general market and other interested parties that: TSA jointly with TELEFÔNICA BRASIL S.A. (VIVO) expressed to Bank of America Merrill Lynch (“BofA”), Oi Group’s financial advisor, their interest in initiating negotiations targeting a potential joint acquisition of Oi Group's mobile business, in whole or in part, so that, in the event of the completion of the operation, each of the interested parties will receive a portion of that business. The interest in the transaction arises from the perspective that this, if materialized, will add value to the Company, generating benefits for its customers and shareholders, by accelerating its growth, increasing operational efficiency and quality of service. Additionally, the eventual conclusion of the operation would bring benefits to the telecommunications market in general, reinforcing its competitiveness and investment capacity.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

·	CVM approves category “A” registration request of TIM S.A.

On March 18, 2020, TIM PARTICIPAÇÕES SA and its wholly-owned subsidiary, TIM SA, following the Material Fact published on October 28, 2019, communicate to their shareholders, to the market in general and to the other interested parties that TSA received on March 17, 2020, Official Letter-RIC No. 4/2020/CVM/SEP informing about the granting of registration as a publicly-held company in category “A” before the CVM (without offering securities), pursuant to CVM Instruction 480/09.

The Company and TSA point out that there was no application for registration of an Offer of Securities, which is why this communication should not be considered as a public offering of shares or other securities by the Company or TSA. The only company

·	Partnership between TIM Brasil and Banco C6

On March 26, 2020, TIM S.A. and BANCO C6 S.A., jointly called “Partners”, concluded the negotiations regarding a strategic partnership with the objective of developing combined offers with special benefits for the Partners’ customer bases. For the first time, digital banking and telecommunications services are joined in a single proposition. The agreement also provides for the possibility of exploring sales and payment channels synergies, expanding the distribution of offers and optimizing costs.

The Partners highlight the innovative character of the agreement they concluded, which is centered on delivering convenience through the integration of essential services to customers’ daily lives. This approach offers a great value creation potential for both companies through client base growth and higher customer loyalty. In this context, TIM wants to position itself ahead of the market, creating a competitive differentiation factor based on innovation and service offerings.

This agreement does not create a joint venture, therefore, TIM maintains the independence of its operations. However, depending on the evolution of the results of this partnership, TSA will become a minority shareholder in C6 through an objective-based compensation mechanism.

The Company will keep its shareholders and the market informed in accordance with the regulations in force.

·	Credit Agreement

On April 7, 2020, due to global macroeconomic uncertainty regarding COVID-19 and its possible impacts, TIM S.A. executed a new credit agreement with The Bank of Nova Scotia in the amount of R$574 million denominated in U.S. dollars, guaranteed by TIM Participações. The cost post-hedge is 155.0% and disbursement occurred on April 22, 2020, with a one year maturity.

·	COVID 19

In December 2019, an outbreak of a contagious disease, the Coronavirus Disease 2019 (COVID-19), began in mainland China and has since beginning of 2020, the virus spread through Europe, the US and various other countries, including Brazil. The COVID-19 outbreak has developed rapidly in 2020 and measures taken to contain the virus have affected economic activity, which in turn may have implications on the Company's results of operations and cash flows. Although the COVID-19 existed at December 31, 2019, it is the severity of the virus and the responses to the outbreak which may have an impact on the entity's operations occurred post December 31, 2019.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

The Company analyzed IAS10 considerations for purpose of this subsequent event in order to conclude if COVID-19 outbreak could present any impact in year-end financial statements figures or if it would only be a disclosure requirement for Company’s financial statements. The Covid-19 events arose after the reporting period and not predictable by the Company or any also other market participants, as such the outbreak is a non-adjusting event for the reporting period ending December 31, 2019 and no adjustment needs to be made to amounts recognized in the consolidated financial statements ended on December 31, 2019. Based on all information available as at December 31st, 2019, it was not foreseeable the COVID-19 could result a risk over the Company’s consolidated balance sheets and the consolidated statements of income.

The Company is complying with the health and safety protocols established by the authorities and agencies is monitoring the development of the situation and closely evaluating the impact of the COVID-19 on its business. The COVID-19 pandemic and its potential impact on general commercial activity and the global economy may reduce demand from our clients on the more expensive plans or certain services (e.g. roaming) or even lead to plan cancellations or increased default, while it may lead to disruptions in our logistic chain, in our suppliers’ production or deliveries or in our ability to deliver our products (such as new devices or SIM cards) or to service our network on a timely basis, which may have a material adverse effect on our business and results of operations.

At this time, we have not suffered any material impact to our operations. While it is too early for us to predict the impacts on our business or our financial targets of the expanding pandemic and the governmental responses to it, we would be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

