Form 20-F/A
period 2019-12-31
TIM PARTICIPACOES SA
filed 2020-05-01
CIK 1066116

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

Yes ☐                            No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by TIM Participações S.A. (“TIM” the “Company,” “we,” “our,” or “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities Exchange Commission on April 30, 2020 (the “Original Filing”). The Company is filing this Amendment solely to replace our consolidated financial statements included in the Original Filing in order to include (i) the Ernst & Young Auditores Independentes S.S. reports of independent registered public accounting firm as pages F-4 to F-7, and (ii) the PricewaterhouseCoopers Auditores Independentes report of independent registered public accounting firm as pages F-8 to F-9, which were not included in the Original Filing.

This Amendment consists solely of the cover page and this explanatory note. Except as described above, this Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on April 30, 2020. Accordingly, this Amendment should be read in conjunction with the Original Filing and with our filings with the U.S. Securities Exchange Commission subsequent to the Original Filing.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to annual report on its behalf.

Dated: May 1, 2020

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

Contents

Report of Independent Registered Public Accounting Firm, EY	F-4
Report of Independent Registered Public Accounting Firm, PWC	F-8
Audited financial statements
Balance sheets	F-9
Income statements	F-11
Statements of comprehensive income	F-12
Statements of changes in shareholders’ equity	F-13
Cash flow statements	F-16
Notes to the financial statements	F-18

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM Participações S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of TIM Participações S.A. and subsidiary (the “Company”) as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2020 expressed an unqualified opinion thereon.

Adoption of IFRS 16, Leases

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2019, the Company changed its method of accounting for leases as a result of the adoption of IFRS 16, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Provision for tax contingencies
Description of the Matter

As discussed in Note 23 of the consolidated financial statements, the Company is party to numerous tax contingencies claims and proceedings at different jurisdictional levels, which amount to R$16,530 million, for which a provision for contingencies amounting to R$334 million was recorded in the consolidated financial statements, while R$16,196 million was disclosed by the Company as losses possible to occur. The determination of the provision value and the amounts disclosed involve significant Management judgments, based on their analysis of the matters, the opinion of internal and external legal counsel and the estimation of their ultimate resolution.

Auditing management’s assessment of the probability of a loss on tax claims is complex, judgmental and based on interpretations of tax laws and legal rulings, as there is significant estimation uncertainty related to the ultimate outcome of court decisions, the evolution of jurisprudence and the position of the tax authorities.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and evaluation of tax claims, including management’s process to determine whether the technical merits are more-likely-than-not to be sustained in court and over the generation of relevant reports produced by information technology systems that support this process.

To test the Company’s assessment of the probability of a loss on tax claims, our audit procedures included, among others, involving our tax professionals to assess the Company’s technical merits;  evaluating legal opinions or other third-party advice obtained by the Company; independently corresponding with certain key external tax and legal advisers of the Company; obtaining analyzed these independent second opinions from other legal and tax advisors for certain key matters; evaluating the Company’s assessment  using our knowledge of, and experience with, the application of tax laws by the relevant tax authorities. We assessed the adequacy of the disclosures made by the Company in respect of provision for tax contingencies.

PIS and COFINS tax recoverable
Description of the Matter

As described in Note 9 to the consolidated financial statements, in 2019 the Company recognized a tax receivable for R$3.023 million as a result of a favorable outcome of the court proceedings initiated in prior years, without possibility of appeal. The favorable court judgments recognized the right to exclude the state tax on goods and services (ICMS) from the calculation base for the Company’s contributions to the PIS (Programa de Integração Social) and to COFINS (Contribuição para Financiamento da Seguridade Social) for the periods covered in the litigation processes. The Company has received the authorization from the competent authority in Brazil to start realizing those credits by offsetting current federal tax obligations.

Auditing management’s assessment of the amount of the tax credit is complex and judgmental as the credit amount and the basis for its calculation are not explicit in the court ruling. The estimation of the timing and amount of utilization of the tax credit involved estimating the Company´s future revenues, among other assumptions. Those assumptions could be affected by future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the identification and classification of tax credits, including controls over the estimation of the timing of utilization, the calculation of future federal taxes payable and related management assumptions.

To test the Company’s PIS and COFINS tax credits our audit procedures included, among others, involving our tax professionals to assess the Company’s assumptions regarding the proper methodology applied to measure the amount of the tax credits; independently corresponding with certain key external tax and legal advisers of the Company; testing the underlying data used by management in performing their calculations; evaluating the Company’s assessment using our knowledge of, and experience with, the application of tax laws by the relevant tax authorities. We assessed the adequacy of the disclosures made by the Company in respect of this topic.

Leases Recognition Accounting Standard Adoption (IFRS 16)
Description of the Matter

As mentioned above and more fully described in Notes 2 and 14 to the consolidated financial statements, the Company adopted IFRS 16, “Leases” using the full retrospective approach. The first-time adoption of this standard resulted in the recognition of a right of use (ROU) assets and correspondent lease liability of R$5,256 million as of January 1, 2019. The Company has a significant volume of operational lease contracts due to various network infrastructure sharing agreements amongst various telecom operators in the market, with payments recorded on a straight-line basis over the contract terms. Certain aspects of adopting IFRS 16 required management to exercise significant judgment, such as the determination of the incremental borrowing rate (IBR) and the classification of individual leases based on their contractual terms.

Auditing management’s initial adoption of the standard was complex due to the significant judgment by management in applying the lease standard to a large volume of contracts in the Company’s lease portfolio. Furthermore, the determination of the IBR was complex and judgmental due to the assumptions involved, such as the credit rating of its borrowings, the observable debt yields used to constructing the yield curve and adjustments to borrowings terms to match the lease terms. These assumptions might be affected by future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s review of the application of accounting policy elections to its portfolio of leases and over management’s computation of the IBR, including testing of the controls implemented by the Company to review the reasonableness of the key assumptions for the determination of the IBR and controls over the completeness and accuracy of management’s identification of the leases in the Company’s contract portfolio.

To test the  Company’s implementation of IFRS 16 our audit procedures included, among others, testing the completeness of the population of contracts that meet the definition of a lease under IFRS 16; testing the lease classification made by management against the contractual terms; testing the accuracy of the Company’s calculations of right of use assets and lease liabilities; evaluating management’s methodology for developing the IBR and benchmarking significant underlying assumptions with industry and market data. We assessed the adequacy of the disclosures made by the Company in this area.

/s/ Ernst & Young Auditores Independentes S.S.

We have served as the Company´s auditor since 2019.

Rio de Janeiro, Brazil

April 30, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of TIM Participações S.A.

Opinion on Internal Control over Financial Reporting

We have audited TIM Participações S.A. and subsidiary’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TIM Participações S.A. and subsidiary (the “Company”) maintained, in all material respects effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes and our report dated April 30, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Company´s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company´s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definitions and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Auditores Independentes S.S.

Rio de Janeiro, Brazil

April 30, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

TIM Participações S.A.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of TIM Participações S.A. and its subsidiaries (the “Company”) as of December 31, 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores Independentes

Rio de Janeiro, RJ, Brazil

April 10, 2019

We served as the Company's auditor from 2010 to 2019.

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

•        IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17 – Insurance Contracts. The general purpose of IFRS 17 is to provide an accounting model for insurance contracts that is most useful and consistent for insurers.

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

•        IFRS 3: Definition of business

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

•        IAS 8: Definition of material omission

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

Types	Amount Insured
Operating risk	R$ 32,274,029
General Liability - RCG	R$ 80,000
Cybernetic risks (cyber)	R$ 28,520
Vehicles (executive and operational fleets)	R$1,000 for civil liability optional (property damages and personal injury) and R$100 for moral damages.

39.       Subsequent Events

•	Financing agreement with Banco do Nordeste do Brasil

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

•	Preliminary negotiations regarding Oi Mobile

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

TIM PARTICIPAÇÕES AND SUBSIDIARY

NOTES TO THE FINANCIAL STATEMENTS

As at December 31

(In thousands of Reais, except as otherwise stated)

•	CVM approves category “A” registration request of TIM S.A.

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

•	Partnership between TIM Brasil and Banco C6

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

The Company will keep its shareholders and the market informed in accordance with the regulations in force.

•	Credit Agreement

On April 7, 2020, due to global macroeconomic uncertainty regarding COVID-19 and its possible impacts, TIM S.A. executed a new credit agreement with The Bank of Nova Scotia in the amount of R$574 million denominated in U.S. dollars, guaranteed by TIM Participações. The cost post-hedge is 155.0% and disbursement occurred on April 22, 2020, with a one year maturity.

•	COVID 19

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